Form 20-F
period 2006-12-31
Danaos Corp
filed 2007-05-30
CIK 1369241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number 001-33060

DANAOS CORPORATION

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

14 Akti Kondyli
185 45 Piraeus
Greece

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

As of December 31, 2006, there were 54,557,500 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

•       future operating or financial results;

•       pending acquisitions and dispositions, business strategies and expected capital spending;

•       operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•       general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•       our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•       our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•       our continued ability to enter into multi-year, fixed-rate time charters with our customers;

•       our expectations relating to dividend payments and our ability to make such payments;

•       our ability to leverage to our advantage our manager’s relationships and reputation in the containership and drybulk shipping sectors of the international shipping industry;

•       changes in governmental rules and regulations or actions taken by regulatory authorities; and

•       potential liability from future litigation.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission, or SEC. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

ii

PART I

Danaos Corporation is a corporation domesticated in the Republic of The Marshall Islands that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “Danaos Corporation,” “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

We use the term “Panamax” to refer to vessels capable of transiting the Panama Canal and “Post-Panamax” to refer to vessels with a beam of more than 32.31 meters that cannot transit the Panama Canal. We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships. We use the term “deadweight tons,” or “dwt,” in describing the size of drybulk carriers. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

Item 1.                        Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                        Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                        Key Information

Selected Financial Data

The following table presents selected consolidated financial and other data of Danaos Corporation for each of the five years in the five year period ended December 31, 2006. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Danaos Corporation is a summary of, is derived from, and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and have been audited for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheets at December 31, 2005 and 2006, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	In thousands, except per share data
STATEMENT OF INCOME
Operating revenues	$103,939	$146,118	$208,268	$241,381	$245,588
Voyage expenses	(3,400)	(5,031)	(6,314)	(7,525)	(7,282)
Vessel operating expenses	(31,692)	(41,860)	(46,247)	(53,883)	(60,742)
Depreciation	(24,567)	(29,201)	(31,694)	(27,114)	(31,111)
Amortization of deferred drydocking and special survey costs	(857)	(1,279)	(2,096)	(3,922)	(5,425)
Bad debt expense	(893)	(67)	(429)	(200)	(421)
General and administrative expenses	(3,281)	(4,132)	(4,050)	(5,058)	(7,574)
Gain/(loss) on sale of vessels	(2,198)	6,765	7,667	—	14,954
Income from operations	37,051	71,313	125,105	143,679	147,987
Interest income	1,382	1,207	2,638	6,345	3,605
Interest expense	(8,952)	(8,792)	(11,559)	(23,415)	(29,240)
Other finance costs, net	(699)	(406)	1,424	(7,081)	1,938
Other income/(expense), net	281	647	1,076	491	(16,580)
(Loss)/gain on fair value of derivatives	—	(4,115)	(2,225)	2,831	(6,628)
Total other income/(expenses), net	(7,988)	(11,459)	(8,646)	(20,829)	(46,905)
Net income	$29,063	$59,854	$116,459	$122,850	$101,082
PER SHARE DATA*
Basic and diluted net income per share of common stock	$0.66	$1.35	$2.63	$2.77	$2.16
Basic and diluted weighted average number of shares	44,308	44,308	44,308	44,308	46,751
CASH FLOW DATA
Net cash provided by operating activities	$95,420	$85,218	$129,056	$162,235	$151,578
Net cash used in investing activities	(165,915)	(226,435)	(154,747)	(40,538)	(330,099)
Net cash provided by/ (used in) financing activities	64,670	187,332	45,133	(180,705)	183,596
Net (decrease)/ increase in cash and cash equivalents	(5,825)	46,115	19,442	(59,008)	5,075
BALANCE SHEET DATA
Total current assets	$44,311	$102,543	$129,540	$64,012	$59,700
Total assets	583,235	837,017	1,005,981	945,758	1,297,190
Total current liabilities	42,162	60,983	77,602	70,484	45,714
Total long-term debt, including current portion	345,867	532,071	601,400	666,738	662,316
Total stockholders’ equity	225,586	288,666	384,468	262,725	565,852
Basic and diluted weighted average number of shares*	44,308	44,308	44,308	44,308	46,751
Common stock*	44,308	44,308	44,308	44,308	54,558
Share capital*	443	443	443	443	546

*                      As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

As a privately held company, we paid aggregate dividends of $19.0 million, $7.5 million, $12.4 million and $244.6 million in 2002, 2003, 2004 and 2005, respectively. We paid no dividends in 2006. We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and our second quarterly dividend, of $0.44 per share, on May 18, 2007. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that could affect our ability to pay dividends. See “Item 3. Risk Factors—Risks Inherent in Our business—Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability” and “Item 8. Financial Information—Dividend Policy.”

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Inherent in Our Business

Our growth depends upon continued growth in demand for containerships. The ocean-going container shipping industry may have been at or near the peak of its upward trend and charter hire rates have already been at or near historical highs. These factors may lead to reductions and volatility in charter hire rates and profitability.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Over the past year charter-hire rates have dropped. The industry’s upward trend may have passed its peak, as charter hire rates have been falling from recent historically high levels despite indications of stabilization in recent months. In the future, rates may contract further. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. Although in the last few decades there has been a trend toward liner companies chartering-in containership capacity from charter owners, such as us, if this trend changes, demand for our containerships could be reduced. This and other factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•       supply and demand for products suitable for shipping in containers;

•       changes in global production of products transported by containerships;

•       the distance container cargo products are to be moved by sea;

•       the globalization of manufacturing;

•       global and regional economic and political conditions;

•       developments in international trade;

•       changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•       environmental and other regulatory developments;

•       currency exchange rates; and

•       weather.

The factors that influence the supply of containership capacity include:

•       the number of newbuilding deliveries;

•       the scrapping rate of older containerships;

•       the price of steel and other raw materials;

•       changes in environmental and other regulations that may limit the useful life of containerships;

•       the number of containerships that are out of service; and

•       port congestion.

Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. If the charter market is depressed when our vessels’ charters expire, we may be forced to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million. Pursuant to the terms of this agreement we also delivered the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007. Subject to market conditions, including the availability of suitably configured vessels, we intend to reinvest in the drybulk sector of the shipping industry. Although we continue to evaluate potential investments in the drybulk sector, we do not believe current vessel prices in such sector, which are at high levels, present attractive investment opportunities at this time. However, we have not yet identified any specific drybulk carriers to purchase. Until we acquire replacement drybulk carriers, we will rely exclusively on the cash flows generated from our charters that operate in the containership sector of the shipping industry. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

A number of the port calls made by our vessels are in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China or Japan, may have an adverse effect on our business and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries could adversely affect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, would likely be materially and adversely affected by an economic downturn in any of these countries.

Charter hire rates in the drybulk sector were recently near historically high levels and future growth will depend on continued economic growth in the world economy that exceeds the capacity of the growing world drybulk fleet’s ability to match it.

The drybulk shipping sector, in which we anticipate reinvesting, is cyclical with attendant volatility in profitability, charter rates and vessel values. Charter hire rates for the drybulk sector reached near historically high levels in late 2004 and then declined significantly during 2005, before recovering somewhat in 2006. We anticipate that future demand for any as yet unidentified drybulk carriers in which we invest, and in turn the future charter hire rates for any drybulk carriers we acquire, will be dependent upon continued economic growth in the world’s economy, particularly in China and India, and will be influenced by seasonal and regional changes in demand and changes in the capacity of the world’s drybulk fleet. We believe the capacity of the world’s drybulk fleet will increase and there can be no assurance that economic growth will continue. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk carriers could cause a decline in charter hire rates which could have a material adverse effect on the return on any investment we make in the drybulk sector.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

The market supply of containerships has been increasing, and the number of containerships on order has recently reached historic highs. These newbuildings began being delivered in significant numbers at the beginning of 2007. An over-supply of containership capacity could result in a reduction of charter hire rates. We do not hedge against such risk. As such, if such a reduction occurs upon the expiration or termination of our containerships’ current charters when we expect to have to charter three of the vessels in our fleet, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter our vessels at all.

We may have difficulty properly managing our growth through acquisitions of additional vessels.

We intend to grow our business by ordering newbuildings and through selective acquisitions of additional vessels. Our future growth will primarily depend on:

•       locating and acquiring suitable vessels;

•       identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

•       enlarging our customer base;

•       developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

•       managing our expansion;

•       the operations of the shipyard building any newbuildings we may order; and

•       obtaining required financing on acceptable terms.

During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

Delays in deliveries of our additional 27 newbuilding containerships or the one secondhand containership we have agreed to acquire could harm our operating results.

The additional 27 newbuilding and one secondhand containership we have agreed to acquire are expected to be delivered to us at various times between 2007 and 2010. Delays in the delivery of these vessels, or any other newbuildings we may order or secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could possibly result in the cancellation of those time charters, and therefore adversely affect our anticipated results of operations.

The delivery of the newbuildings could be delayed because of, among other things:

•       work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

•       quality or engineering problems;

•       changes in governmental regulations or maritime self-regulatory organization standards;

•       lack of raw materials;

•       bankruptcy or other financial crisis of the shipyard building the vessel;

•       our inability to obtain requisite financing or make timely payments;

•       a backlog of orders at the shipyard building the vessel;

•       hostilities, political or economic disturbances in the countries where the containerships are being built;

•       weather interference or catastrophic event, such as a major earthquake or fire;

•       our requests for changes to the original vessel specifications;

•       shortages of or delays in the receipt of necessary construction materials, such as steel;

•       our inability to obtain requisite permits or approvals; or

•       a dispute with the shipyard building the vessel.

The delivery of the secondhand containerships we have agreed to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

Certain of the containerships in our current and contracted fleet are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

The charter with respect to the APL Belgium includes an option for the charterer, APL-NOL, to purchase the vessel in January 2008 at a price of $44.0 million or in January 2010 at a price of $39.0 million. Although when negotiated the option exercise prices with respect to this vessel reflected market prices at the time the options become exercisable, which approximated the vessel’s book value net of depreciation, we currently estimate that the $44.0 million and $39.0 million option exercise prices will be below the fair market value of the vessel. We delivered the APL England to APL-NOL on March 7, 2007, pursuant to its exercise of an option to purchase the APL England from us for $44.0 million. APL-NOL has recently exercised its options to purchase the APL Scotland and the APL Holland from us for $44.0 million each upon the expiration of the vessels’ current charters in June 2007 and July 2007, respectively. Although when negotiated the option exercise prices with respect to these three vessels reflected market prices at the time the options became exercisable, which approximated the vessels’ book values net of depreciation, the $44.0 million option exercise prices were below the fair market value of the vessels at the time the options were exercised. The sales of these three vessels have, and will, reduce the size of our fleet and if APL-NOL were to exercise its option with respect to the APL Belgium, the size of our fleet would be further reduced. We have not yet, and may not be able to, replace these vessels at a cost equal to the option prices paid by APL-NOL. As a result, our revenues and results of operations may be adversely affected.

In addition, the chartering arrangements with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels’ book values net of depreciation, at the time the options become exercisable. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, due to the scarcity of secondhand containerships available for acquisition and the delay in delivery associated with commissioning newbuildings, we may be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. As a result, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Operating older vessels may result in increased operating costs and reduced fleet utilization.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels, and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their estimated useful lives.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•       prevailing economic conditions in the markets in which containerships operate;

•       a substantial or extended decline in world trade;

•       increases in the supply of containership capacity;

•       prevailing charter rates; and

•       the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In the future, if the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter terminates, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing charterers and to obtain new time charterers, for which we will face substantial competition.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these ships. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•       shipping industry relationships and reputation for customer service and safety;

•       container shipping experience and quality of ship operations (including cost effectiveness);

•       quality and experience of seafaring crew;

•       the ability to finance containerships at competitive rates and financial stability in general;

•       relationships with shipyards and the ability to get suitable berths;

•       construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•       willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•       competitiveness of the bid in terms of overall price.

We expect substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into multi-year, fixed-rate containership time charters in both strong and weak charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms of three to six years. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed or insufficient funds are available to cover our financing costs for related containerships.

In the highly competitive international container shipping industry and, following reinvestment by us in the drybulk sector, drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our containerships, and expect to employ any drybulk carriers we acquire in the future, in highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom, particularly in the drybulk sector, have substantially larger fleets than we do.

Competition for the transportation of drybulk cargoes can be intense and depends upon price, location, size, age, condition and acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the market and operate larger fleets through consolidations or acquisitions and may be able to offer more competitive prices and vessels.

A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which provided tax benefits to private investors. Although the German tax law has been amended recently to significantly restrict the tax benefits to taxpayers who invest after November 5, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant, and such entities will continue to be attractive investments. These tax benefits allow the KG-financed entities more flexibility in offering lower charter rates to liner companies. As a result of the flexibility to offer lower charter rates, KG-financed containership owners comprise a substantial portion of the containership charter market. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by these sizeable competitors can reduce the rates throughout the charter market.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years APL-NOL, Hanjin Shipping and HMM Korea have represented substantial amounts of our revenue. During 2005, two customers, APL-NOL and China Shipping, generated 24% of our revenues and in 2006, 26% of our revenues were generated by two customers, APL-NOL and China Shipping. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If these liner operators cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

We will derive substantially all of our revenues from time charters and the loss of any time charter could result in a significant loss of revenue and cash flows.

Most of our vessels are chartered to charterers under long-term time charters, and these charterers’ payments will be our primary source of operating cash flow.

We could lose a charterer or the benefits of a time charter if:

•       the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•       the charterer exercises certain specific limited rights to terminate the charter; or

•       the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The amount of dividends we will be able to pay will depend upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends and the decisions of our management and directors. The amount of cash we will have available for dividends may fluctuate based upon, among other things:

•       the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•       the level of our operating costs;

•       the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our containerships;

•       vessel acquisitions and related financings, such as restrictions in our credit facilities and in any future debt programs;

•       prevailing global and regional economic and political conditions;

•       the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•       changes in the basis of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•       changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;

•       our fleet expansion strategy and associated uses of our cash and our financing requirements;

•       modification or revocation of our dividend policy by our board of directors;

•       the amount of any cash reserves established by our board of directors; and

•       restrictions under Marshall Islands law.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. Our credit facilities also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any such dividend may be discontinued at the discretion of our board of directors. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

Our credit facilities or other financing arrangements contain restrictive covenants that may limit our liquidity and our ability to expand our fleet.

Our credit facilities impose, and our future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•       incur additional indebtedness;

•       create liens on our assets;

•       sell capital stock of our subsidiaries;

•       make investments;

•       engage in mergers or acquisitions;

•       pay dividends; or

•       make capital expenditures.

Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•       maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•       ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•       maintain adjusted stockholders’ equity in excess of 30.0% of our total assets;

•       ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•       ensure that our total liabilities, at all times, will be no more than 70.0% of the market value of our adjusted total assets;

•       maintain at least $30.0 million in cash or cash equivalents; and

•       maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

A failure to meet our payment and other obligations could lead to defaults under our secured credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

We will be exposed to fluctuations in the value of the British pound if the put options with respect to certain vessels in our containership fleet are not exercised and if recent changes in U.K. law have the expected adverse affect on our counterparties to the transaction if the put option is exercised.

We have entered into leasing arrangements with respect to six containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). Pursuant to these arrangements, a partnership, formed by a Lloyds Bank subsidiary, its major stockholder, and subsidiaries of Allocean Maritime Limited, holds legal title to the vessels and, as to each vessel, has a put option exercisable upon an event of default, the total loss of a vessel or 6 1/2 years into the term of the lease to sell its 99.996% interest in the partnership owning the vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited then has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest, each of which options are exercisable only after the Lloyds Bank subsidiary has exercised its put option.

As part of these leasing arrangements, we made a deposit with The Royal Bank of Scotland, or RBS, as issuer of a letter of credit that supports our purchase obligations with respect to each of these vessels. In relation to this deposit we will receive a pre-set amount, denominated in British pounds, which is expected to represent, after 6 1/2 years, approximately 75% of the original purchase price of each vessel should the put option to sell these vessels not be exercised. If the value of the British pound declines against the dollar we may receive less compensation for these vessels than anticipated. Although we have entered into forward contracts to economically hedge our exposure to currency fluctuations in connection with certain aspects of the leasing transactions, we have not hedged against fluctuations in the value of the British pound against the dollar with respect to the value of the deposit to which we would be entitled if the put option is not exercised. As a result, our operating results could be affected if the value of the British pound against the dollar were to deteriorate at the time these amounts were available to us.

If the put options are not exercised we would also be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2 years of the leasing arrangement. In this case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess fees over the pre-set level of the charter-in rate. However, under these arrangements and depending on market conditions, we may, for certain periods, be forced to pay higher rates to charter-in these vessels than those at which we charter these vessels to our customers. As a result, we could operate these vessels at a loss and our net income could be adversely affected.

On July 19, 2006, legislation was enacted in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million, although the increase in this put price could vary. In 2006 we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in United States dollars and for the year ended December 31, 2006, we incurred approximately 43.1% of our vessels’ expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

Our manager has pled to one count of negligent discharge of oil from the Henry (ex APL Guatemala) and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Any violation of the terms under our plea agreement, or any penalties or heightened environmental compliance plan requirements imposed as a result of any alleged discharge from any other vessel in our fleet calling at U.S. ports could negatively affect our operations and business.

In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel’s engine room. The U.S. Coast Guard found oil in the overboard discharge pipe from the vessel’s oily water separator. Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel’s engines. The U.S. Attorney’s Office for the Central District of California conducted a criminal investigation into both of these matters that shifted from the conditions observed in June 2001 to the July 2 release and the events that followed it. Our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government’s practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager’s guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement. Any violation of this environmental compliance plan or of the terms of our manager’s probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our vessels is also affected by the requirements set forth in the International Maritime Organization’s, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our vessels could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our stockholders.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business and of the business of any drybulk carriers we acquire in the future.

International container and drybulk shipping are subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers and charter owners.

Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers. Changes to the inspection procedures and container and drybulk security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a ship’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our revenues and results of operations.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•       marine disaster;

•       environmental accidents;

•       grounding, fire, explosions and collisions;

•       cargo and property losses or damage;

•       business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions;

•       work stoppages or other labor problems with crew members serving on our vessels, substantially all of whom are unionized and covered by collective bargaining agreements; and

•       piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels’ hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the CSCL America, the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561).

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the CSCL America, the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 31 containerships had an average age (weighted by TEU capacity) of approximately 11.6 years as of May 15, 2007, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, and all vessels must be awarded ISM certification.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, and/or loses its certification, the vessel will be unable to trade between ports and will be unemployable, and we could be in violation of certain covenants in our loan agreements. This would negatively impact our operating results and financial condition.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container and drybulk shipping industries and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. If the individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

The provisions in our employment arrangements with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

In connection with his employment agreement with us, Dr. Coustas, our chief executive officer, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his employment and for one year thereafter from owning and operating drybulk ships or containerships larger than 2,500 TEUs and from acquiring or investing in a business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. We cannot be assured that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants.

We depend on our manager to operate our business.

Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager’s satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers will depend largely on our relationship with our manager and its reputation and relationships in the shipping industry. If our manager suffers material damage to its reputation or relationships, it may harm our ability to:

•       renew existing charters upon their expiration;

•       obtain new charters;

•       successfully interact with shipyards during periods of shipyard construction constraints;

•       obtain financing on commercially acceptable terms;

•       maintain satisfactory relationships with our charterers and suppliers; or

•       successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business and affect our profitability.

Our manager is a privately held company and there is little or no publicly available information about it.

The ability of our manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our manager’s financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, our stockholders might have little advance warning of problems affecting our manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our manager that has a material impact on us to the extent that we become aware of such information.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Piraeus, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Risks Relating to Our Common Stock

We are a “controlled company” under the New York Stock Exchange rules, and as such we are entitled to exemption from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

We are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. We may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The requirements of being a public company may strain our resources and distract management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a burden on our systems and resources. The Securities Exchange Act of 1934, as amended, requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act, among other things, requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the financial information that publicly traded companies are required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional shares of our common stock, we may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that our chief executive officer, John Coustas, and the Coustas Family Trust entered into with the underwriters of our initial public offering. Subject to certain exceptions, these agreements generally restrict our chief executive officer and the Coustas Family Trust from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities until October 5, 2008, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., the lead underwriters in our initial public offering.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80.0% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•       authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•       provide for a classified board of directors with staggered, three-year terms;

•       prohibit cumulative voting in the election of directors;

•       authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding stock entitled to vote for those directors;

•       prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

•       establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•       restrict business combinations with interested stockholders.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information—Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and U.S. federal income tax consequences of owning and disposing of our common stock.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we do and will continue to qualify for this statutory tax exemption and we currently intend to take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income. For example, 5% stockholders owned the majority of our outstanding stock. This would preclude us from being eligible for the Section 883 exemption based on the trading of our stock unless we can establish that 5% stockholders that are qualified stockholders for purposes of Section 883 (and who comply with specified certification requirements) own, directly or under applicable attribution rules, a sufficient portion of the shares held by our 5% stockholders so as to preclude the shares held by the 5% stockholders that are not so owned from representing 50% or more of our stock for more than half of the number of days during the taxable year. There can be no assurance that a sufficient number of our stockholders will be qualified stockholders for purposes of Section 883 to enable us to continue to be eligible for the Section 883 exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. A number of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S. source shipping income.

If we were treated as a “passive foreign investment company,” certain adverse U.S. federal income tax consequences could result to U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.

While there are legal uncertainties involved in this determination, we believe we should not be treated as a PFIC for the taxable year ending December 31, 2006. There is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax discussed at “Item 10. Additional Information—Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders—Distributions” may no longer be applicable to dividends received from us. As of the date of this annual report, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows, would be materially reduced.

A number of our subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

Item 4.                        Information on the Company

History and Development of the Company

Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world’s largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 31 containerships comprising our current containership fleet. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. We maintain our principal executive offices at 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus or Singapore, all of which are wholly-owned by us and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of May 15, 2007, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report on Form 20-F.

Business Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. We currently have a fleet of 31 containerships aggregating 138,931 TEUs, making us among the ten largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate time charters to a geographically diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. Currently, these customers include Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. Our charters range from one to 15 years for the vessels in our current fleet and up to 18 years for our contracted vessels, which provide us with stable cash flows and high utilization rates. In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million. Pursuant to the terms of this agreement we also delivered the remaining vessel to the purchaser after its charter expired in the second quarter of 2007 for $25.5 million. Although we have sold all the vessels of our dry bulk fleet, we intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase. Although we continue to evaluate potential investments in the drybulk sector, we do not believe current vessel prices in such sector, which are at high levels, present attractive investment opportunities at this time. In anticipation of our potential reinvestment in this sector, our manager intends to retain its employees dedicated to our drybulk operations. In addition, our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank provide for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships.

Our Fleet

General

We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. Our containership fleet is currently comprised of 27 containerships deployed on time charters and four containerships deployed on bareboat charters. The average age (weighted by TEU) of the 31 vessels in our containership fleet was approximately 11.6 years as of May 15, 2007 and, upon delivery of all of our contracted vessels as of the end of 2010, the average age (weighted by TEU) of the 52 vessels in our containership fleet (assuming no other acquisitions or dispositions, other than the APL Scotland and the APL Holland as well as vessels that reach 30 years of age, which are assumed to be scrapped) will be approximately 6.4 years. As of May 15, 2007, the average remaining duration of the charters for our containership fleet, including 24 contracted vessels for which we have arranged charters, and excluding the APL Scotland and the APL Holland, was 11.5 years (weighted by aggregate contracted charter hire).

Characteristics

The table below provides additional information about our current fleet of 31 containerships, each of which is a cellular containership.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Daily Charter Rate
					(in thousands)
Post-Panamax
CSCL Le Havre(2)	2006	9,580	12 years	November 2018	$34.0
CSCL Pusan(2)	2006	9,580	12 years	September 2018	34.0
CSCL America(3)	2004	8,468	12 years	November 2016	29.5
CSCL Europe(3)	2004	8,468	12 years	August 2016	29.5
APL Belgium(4)	2002	5,506	6 years	January 2008	25.5
APL Holland(4)(5)	2001	5,506	6 years	July 2007	25.5
APL Scotland(4)(6)	2001	5,506	6 years	June 2007	25.5
Maersk Marathon	1991	4,814	5 years	December 2011	23.5
Maersk Messologi	1991	4,814	5 years	December 2011	23.5
Maersk Mytilini	1991	4,814	5 years	December 2011	23.5
Hyundai Commodore	1992	4,651	8 years	May 2013	20.0
Hyundai Duke	1992	4,651	8 years	April 2013	20.0
MOL Confidence	1994	4,651	6.5 years	November 2012	20.8
Panamax
YM Colombo (ex Norasia Integra)(7)	2004	4,300	12 years	May 2019	27.8
Maersk Derby	2004	4,253	5 years	April 2009	20.6
Vancouver Express	2004	4,253	5 years	March 2009	20.6
Norasia Hamburg	1989	3,908	5 years	March 2008	20.8
YM Yantian	1989	3,908	5 years	September 2011	30.5
YM Milano	1988	3,129	1.5 years	July 2008	21.3
Victory I	1988	3,098	3 years	July 2007	25.1
Independence	1986	3,045	3 years	June 2007	23.6
Henry	1986	3,039	3 years	May 2007	23.6
CMA CGM Elbe	1991	2,917	5 years	August 2010	20.4
CMA CGM Kalamata	1991	2,917	5 years	August 2010	20.4
CMA CGM Komodo	1991	2,917	5 years	August 2010	20.4
Pacific Bridge	1984	2,130	3 years	March 2008	27.0
Eagle Express	1977	1,704	2.5 years	October 2007	22.0

			Bareboat Charter Term(1)
Panamax
Maersk Constantia	1979	3,101	2.0 years	April 2008	10.0
S.A. Helderberg	1977	3,101	2.0 years	December 2007	10.0
S.A. Sederberg	1978	3,101	2.0 years	January 2008	10.0
S.A. Winterberg	1978	3,101	2.0 years	March 2008	10.0

(1)          Earliest date charters could expire. Most charters include options to extend their term.

(2)          Daily charter rate for the first six years of the charter. The daily charter rate for the seventh through twelfth years of the charter is $34,500.

(3)          Daily charter rate for the first six years of the charter. The daily charter rate for seventh through twelfth years of the charter is $29,800.

(4)          Daily charter rate for the first five years of the charter. The daily charter rate is $26,770 for the sixth year of the charter.

(5)          The charterer of this vessel, APL-NOL, has exercised its option to purchase this vessel from us for $44.0 million upon expiration of the current charter in July 2007.

(6)          The charterer of this vessel, APL-NOL, has exercised its option to purchase this vessel from us for $44.0 million upon expiration of the current charter in June 2007.

(7)          On May 8, 2007 the Norasia Integra was renamed the YM Colombo at the request of the charterer of this vessel.

Our contracted vessels have been or are being built based upon designs from Samsung Hyundai Heavy Industries, Hanjin Heavy Industries, Jiangnan Changxing Heavy Industry and Sungdong. In some cases designs are enhanced by us and our manager, Danaos Shipping Co. Ltd., in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These designs, which include certain technological advances and customized modifications, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector.

Our contracted vessels consist of 27 containerships currently under construction and one 2004-built secondhand containership. The specifications of our contracted vessels are as follows:

Newbuildings	Year Built	Vessel Size (TEU)	Expected Delivery Date	Time Charter Term	Expiration of Charter	Daily Charter Rate
(in thousands)
HN 1639	2007	4,253	September 2007	12 years	2019	$26.1
HN 1640	2007	4,253	November 2007	12 years	2019	26.1
HN 1670	2008	4,253	July 2008	12 years	2020	22.8
HN 1671	2008	4,253	September 2008	12 years	2020	22.8
HN 1672	2008	4,253	November 2008	12 years	2020	22.8
HN 1673	2008	4,253	December 2008	12 years	2020	22.8
HN 1698	2009	4,253	March 2009	12 years	2021	22.8
HN S4001	2009	6,500	April 2009	12 years	2021	34.4	(1)
HN 1699	2009	4,253	June 2009	12 years	2021	22.8
HN S4002	2009	6,500	June 2009	12 years	2021	34.4	(1)
HN S4003	2009	6,500	August 2009	12 years	2021	34.4	(1)
HN S4004	2009	6,500	October 2009	12 years	2021	34.4	(1)
HN S4005	2009	6,500	December 2009	12 years	2021	34.4	(1)
HN N-214	2009	6,500	November 2009	18 years	2027	n/a	(3)
HN N-219	2009	3,400	December 2009	10 years	2019	n/a	(3)
HN N-215	2010	6,500	January 2010	18 years	2027	n/a	(3)
HN N-216	2010	6,500	March 2010	15 years	2025	34.3
HN N-217	2010	6,500	May 2010	15 years	2025	34.3
HN N-218	2010	6,500	July 2010	15 years	2025	34.3
HN N-220	2010	3,400	February 2010	10 years	2020	n/a	(3)
HN N-221	2010	3,400	April 2010	10 years	2020	n/a	(3)
HN N-222	2010	3,400	June 2010	10 years	2020	n/a	(3)
HN N-223	2010	3,400	August 2010	10 years	2020	n/a	(3)
HN Z00001	2010	6,800	June 2010	n/a	n/a	n/a
HN Z00002	2010	6,800	July 2010	n/a	n/a	n/a
HN Z00003	2010	6,800	August 2010	n/a	n/a	n/a
HN Z00004	2010	6,800	August 2010	n/a	n/a	n/a
Secondhand
E.R. Wellington	2004	4,300	September-October 200	7	12 years	2019	27.8	(2)

(1)          Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)          Daily charter rate for the first four years of the charter. The daily charter rate for fifth through twelfth years of the charter is $26,300.

(3)          Vessel under charter, however, immediate release of information restricted by confidentiality agreement with charterer.

Containership Charterers

As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. Our diverse group of customers in the containership sector currently includes Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. Nine of these customers are publicly listed companies and one other of these customers has investment grade rated securities by Moody’s according to Bloomberg LP. In addition, we have arranged multi-year, fixed-rate charters with certain of these customers, as well as with Zim Integrated Shipping Services (“Zim”), a state-owned Israeli entity, for 24 of the 28 additional containerships we have agreed to purchase. Our two 4,253 TEU newbuildings expected to be delivered in the second half of 2007 will be chartered to Yang Ming, and our four 4,253 TEU newbuildings expected to be delivered in the second half of 2008 and two 4,253 TEU newbuildings expected to be delivered in the first half of 2009 will be chartered to Zim, each under 12-year charters and our five 6,500 TEU newbuildings expected to be delivered during 2009 will be chartered to CMA-CGM, each under 12-year charters, subject to purchase options after the first eight years of their respective charters. The one 4,300 TEU secondhand vessel we have agreed to purchase will be subject to existing charter at the time of delivery, which will have a remaining term of three months. We have agreed to charter this vessel to Yang Ming under 12-year agreement commencing immediately upon the expiration of the charter to which the vessel will be subject at the time of its delivery.

The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from one to 18 years. These charters expire at staggered dates ranging from the first quarter of 2008 to the last quarter of 2027, with no more than 12 expiring in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. We believe the staggered expiration dates provide us with stable cash flows and high utilization rates and should mitigate the impact a downturn in the containership sector might have on our revenues during any period of re-chartering and our ability to fully employ our containership fleet in the future. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

Under the time charters, when the vessel is “off-hire” or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time (generally between 10-20 days), the charterer has a right to terminate the charter agreement for that vessel. Charterers also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel’s owner or manager without the charterer’s approval.

Leasing Arrangements—CSCL Europe, CSCL America, Maersk Derby (ex P&O Nedlloyd Caracas), Vancouver Express (ex P&O Nedlloyd Caribbean), CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561)

We have entered into leasing arrangements with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance UK Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to six containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As part of these leasing arrangements, a separate limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies purchased each of these vessels. We charter-in these vessels from AML, which charters them in from the applicable partnership, and we then sub-charter the vessels to liner companies. We pay a fixed rate, which during the first 6 1/2 years of the leasing arrangements is a nominal amount, to charter-in these vessels from AML and we, in turn, are entitled to retain all of the charter revenue we earn from sub-chartering these vessels to our liner company customers.

Under the terms of these leasing arrangements, upon an event of default, total loss of a vessel or 6 1/2 years into the term of the lease, which will fall on April 14, 2011 with respect to the CSCL Europe, the CSCL America, Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), and will fall on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), the Lloyds Bank subsidiary has a put option to sell its 99.996% interest in the partnership owning each respective vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest. Each of Allco Finance (UK) Limited’s put option to us and our purchase option are exercisable only if the Lloyds Bank subsidiary has exercised its put option.

If, however, the put option is not exercised we would be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2 years of the leasing arrangement. In that case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess of a pre-set level of the charter-in rate. Further, we would continue to be entitled to retain all of the charter revenue we earn from chartering-out these vessels to our liner company customers. As part of the leasing arrangements, we made a deposit with respect to each of these vessels, which is denominated in British pounds, in an amount expected to represent, after 6 1/2 years, approximately 75% of the original purchase price of the applicable vessel. This cash deposit with RBS collateralizes the entire amount of a letter of credit issued by RBS to secure our obligation to pay the put option price. If the put option is not exercised and, as a result, the letter of credit with respect to any of these vessels is not called, this deposit would be returned to us.

On July 19, 2006, legislation was enacted in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million, although the increase in this put price could vary. In 2006 we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

We currently have operational control over these six vessels. Even if the put option is not exercised, we will continue to have operational control over each of these vessels under the terms of the leasing arrangements during the period we charter-in these vessels from AML. We consider each of the vessels subject to these leasing arrangements to be an asset for our financial reporting purposes, and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

Purchase Options

The charters with respect to the APL Scotland, the APL Holland and the APL Belgium include options for the charterer, APL-NOL, to purchase each vessel for $44.0 million in May 2007, July 2007 and January 2008, respectively, or for $39.0 million in May 2009, July 2009 and January 2010, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the acquisition dates described in the foregoing sentence. We currently believe that the $44.0 million and $39.0 million option prices will be below the fair market value of the APL Belgium at the time the options become exercisable. We delivered the APL England to APL-NOL on March 7, 2007, pursuant to its exercise of an option to purchase the APL England from us for $44.0 million. APL-NOL has recently exercised its options to purchase the APL Scotland and the APL Holland from us for $44.0 million each upon the expiration of the vessels’ current charters in May 2007 and July 2007, respectively. The $44.0 million option exercise prices were below the fair market value of each of these three vessels at the time the options were exercised. The sales of these three vessels have, and will, reduce the size of our fleet and if APL-NOL were to exercise its option with respect to the APL Belgium, the size of our fleet would be further reduced. We have not yet, and may not be able to, replace these vessels at a cost equal to the option prices paid by APL-NOL.

The charters with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

Drybulk Carriers

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million. Pursuant to the terms of this agreement we also delivered the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007.

During the time prior to the respective deliveries of the drybulk carriers to the purchaser, we continued to operate the vessels and, accordingly, received the revenues and incurred the expenses associated with such operation. We decided to sell these vessels due to the opportunity to sell all six 1994-built drybulk carriers in one transaction at the high vessel valuations prevailing in the drybulk sector, which is inherently volatile in terms of both charter rates and vessel valuations, combined with the advancing age and less than optimum configuration of our drybulk fleet. Subject on market conditions and availability of suitable vessels to purchase we intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market. Although we continue to evaluate potential investments in the drybulk sector, we do not believe current vessel prices in such sector, which are at high levels, present attractive investment opportunities at this time. However, in anticipation of our reinvestment in this sector, our manager intends to retain its employees dedicated to our drybulk operations. In addition, our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank provide for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships. We have used and intend to use the proceeds from the sale of the drybulk carriers to fund contracted vessel acquisitions.

Management of Our Fleet

Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping Co. Ltd., our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

Our manager is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping’s strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a leading ship-management software and services company. Danaos Management Consultants provides software services to two of our charterers, CMA-CGM and P&O Nedlloyd.

Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd’s List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece as well as in Odessa and Mariupol in the Ukraine. Investments in new facilities in Greece by Danaos Shipping Co. Ltd., enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

Historically, Danaos Shipping Co. Ltd., only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company’s vessels other than providing certain management services to Castella Shipping Inc., in which our chief executive officer has an investment. Danaos Shipping Co. Ltd., also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to Castella Shipping Inc. and other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Other than Castella Shipping Inc., Dr. Coustas does not currently control any such vessel-owning entity. We believe we will derive significant benefits from our exclusive relationship with Danaos Shipping Co. Ltd., our administrative, technical, and commercial manager.

Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during the term of our management agreement. In addition, our chief executive officer (other than in his capacities with us) and our manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships of larger than 2,500 TEUs or any drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or to acquire or invest in any such business, our chief executive officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our chief executive officer and our manager will be permitted to provide management services to such vessels.

Under our management agreement, Danaos Shipping will manage our fleet for an initial term that expires at the end of 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments if we do not provide 12 months’ notice of termination. For providing its commercial, chartering and administrative services our manager receives a fee of $500 per day. For its technical management of our ships, our manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet under the first three years of our agreement, each pro rated for the number of calendar days we own each vessel. Thereafter these fees will be adjusted annually by agreement between us and our manager. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We will also pay our manager a flat fee of $400,000 per newbuilding vessel, which we will capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership and drybulk carrier services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime, Seaspan Corporation and Costamare. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest after November 5, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities will continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and the relative scarcity of secondhand containerships, necessitating reliance on newbuildings which can take a number of years to complete. We focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships.

In the past, we have been able to address the scarcity of secondhand containerships available for acquisition in the open market though the acquisition of containerships from our liner company customers in privately negotiated sales. In connection with these acquisitions we then typically charter back the vessels to these customers. We believe the opportunity to make these privately negotiated acquisitions was available to us due to our strong customer relations, which we do not believe new entrants have.

We have also competed, and following potential reinvestment in the drybulk sector in the future will compete, in the drybulk sector, which is characterized by relatively low barriers to entry. According to Clarkson Research Services Limited, ownership of drybulk carriers is highly fragmented and is divided among hundreds of drybulk carrier owners, many of which have larger fleets of drybulk carriers than we are likely to acquire. We attempt to exploit the cyclicality and volatility inherent in the drybulk market. We believe the stability afforded by our containership operations gives us the capability to compete in the drybulk sector by allowing us to take advantage of our ability to operate with higher leverage ratios than most drybulk owners are able to do.

Crewing and Employees

We have three shore-based employees, our chief executive officer, our chief financial officer and our chief operating officer. As of December 31, 2006, 815 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed approximately 73 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. All permits, licenses and certificates currently required to permit our vessels to operate have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys.   For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys.   Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys.   Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
Victory I	Jan. 2009	Jan. 2009
Hyundai Commodore	Jun. 2007	Jun. 2007
Pacific Bridge	Jun. 2007	Dec. 2007
MOL Confidence	Jul. 2007	Feb. 2008
Hyundai Duke	Oct. 2007	Aug. 2009
S.A. Helderberg	Nov. 2007	Nov. 2007
Eagle Express	Mar. 2008	Mar. 2008
S.A. Sederberg	May 2008	Mar. 2008
YM Milano	Aug. 2008	Aug. 2008
S.A. Winterberg	Jan. 2009	Jan. 2008
Maersk Constantia	Feb. 2009	May 2008
Vancouver Express (ex P&O Nedlloyd Caribbean)	Mar. 2009	Mar. 2009
Maersk Derby (ex P&O Nedlloyd Caracas)	Apr. 2009	Apr. 2009
YM Yantian	Jan. 2007	Mar. 2009
Norasia Hamburg	Feb. 2007	May 2007
CSCL Europe	Aug. 2007	Aug. 2009
CSCL America	Nov. 2009	Nov. 2009
CMA CGM Kalamata	Mar. 2010	Mar. 2010
Independence	Mar. 2009	Mar. 2009
APL Scotland*	Nov. 2008	Jan. 2009
APL Holland**	Jan. 2009	Feb. 2009
CMA CGM Komodo	Feb. 2009	Jul. 2009
CSCL Pusan (ex HN 1559)	Sep. 2008	Sep. 2011
CSCL Le Havre (ex HN 1561)	Nov. 2008	Nov. 2011
Henry	Apr. 2009	Sep. 2009
CMA CGM Elbe	Feb. 2009	Aug. 2009
APL Belgium	Jul. 2009	Jan. 2010
Maersk Marathon	Jun. 2009	Jul.. 2007
Maersk Messologi	Mar. 2008	Mar. 2009
Maersk Mytilini	Mar. 2008	Jan. 2009
YM Colombo	Mar. 2009	Mar. 2009

*                    APL-NOL has exercised its option to purchase this vessel from us upon expiration of the current charter in June 2007.

**             APL-NOL has exercised its option to purchase this vessel from us upon expiration of the current charter in July 2007.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyds Register of Shipping, Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity coverage for our containership fleet  in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Dr. John Coustas, our chief executive officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance.

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects (FFO) and actual or constructive total loss in accordance with Swedish conditions for all of our vessels. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel.

We carry a minimum loss of hire coverage only with respect to the CSCL America, the CSCL Europe, the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to cover standard requirements of KEXIM, the bank providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a very limited number of off-hire days.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity insurance, other than our 4/4 ths collision and fixed and floating object insurance (which is covered under our hull insurance policy), is provided by mutual protection and indemnity associations, or P&I associations. Insurance provided by P&I associations is a form of mutual indemnity insurance. Unless otherwise provided by the international conventions that limit the liability of shipowners and subject to the “capping” discussed below, our coverage under insurance provided by the P&I associations, except for pollution, will be unlimited.

Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I war risk coverage will be $500.0 million per vessel per incident. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations, convention and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. These laws and regulations include the U.S. Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Clean Water Act, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements and various Safety of Life at Sea (SOLAS) amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation—International Maritime Organization (“IMO”)

Our vessels are subject to standards imposed by the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships). The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. For example, Annex III of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regulates the transportation of marine pollutants, and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous

Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Oil Pollution Prevention certificates for all of our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a Safety Management System. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulation—The U.S. Oil Pollution Act of 1990 (“OPA”)

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or bunkers) in our vessels, making our vessels subject to the OPA requirements.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA defines these other damages broadly to include:

•       natural resources damage and the costs of assessment thereof;

•       real and personal property damage;

•       net loss of taxes, royalties, rents, fees and other lost revenues;

•       lost profits or impairment of earning capacity due to property or natural resources damage; and

•       net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Amendments to OPA signed into law on July 11, 2006 increased the limits of the liability of responsible parties to the greater of $950 per gross ton or $800,000 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would a severe effect on us and could possibly result in our insolvency.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility for non-tank vessels in the amount of $900 per gross ton, which includes the then-applicable OPA limitation on liability of $600 per gross ton and the U.S. CERCLA liability limit of $300 per gross ton, as described below. We expect that the U.S. Coast Guard will increase the amount of required evidence of financial responsibility to $1,250 per gross ton, to reflect the increase in liability limits under OPA as described above. Under the U.S. Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase the costs of obtaining this insurance for us and our competitors.

The U.S. Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We have approved response plans for each of our vessels.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulation—CERCLA

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.

Environmental Regulation—The Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by EPA or face penalties. EPA has appealed this decision to the Ninth Circuit Court of Appeals, but we cannot predict the outcome of the litigation. If the district court’s order is ultimately upheld, our vessels will be subject to CWA permitting requirements that could include ballast water treatment. While we do not believe that the costs associated with complying with such requirements would be material, it is difficult to predict the overall impact of any CWA permitting requirements on the business.

Environmental Regulation—Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard has been developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. Legislation has been recently introduced in the U.S. Senate that would require all vessels entering U.S. ports beginning in 2012 to conduct active treatment of ballast water in accordance with legislatively-mandated maximum discharge limits for invasive species unless the Coast Guard and EPA adopt alternative equivalent standards before then.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 31, 2007, the BWM Convention has been adopted by eight states, representing 3.21% of world tonnage.

If the mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the business.

Seasonality

Our containerships operate under multi-year charters and therefore are not subject to the effect of seasonal variations in demand.

Properties

We have no freehold or leasehold interest in any real property. We occupy office space at 14 Akti Kondyli, 185 45 Piraeus, Greece that is owned by our manager, Danaos Shipping, and which is provided to us as part of the services we receive under our management agreement.

Item 4A.                Unresolved Staff Comments

Not applicable.

Item 5.                        Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Our business is to provide international seaborne transportation services by operating vessels primarily in the containership sector of the shipping industry. Our fleet currently consists of 31 containerships and, as described below, we have newbuilding contracts for an additional 27 containerships and have agreed to acquire one secondhand containership, built in 2004, all of which we expect will be delivered to us by the end of 2010. In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million. Pursuant to the terms of this agreement we delivered the remaining vessel to the purchaser for $25.5 million as its charter expired in the second quarter of 2007. Subject to market conditions and availability of suitable vessels to purchase, we intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market,. Although we continue to evaluate potential investments in the drybulk sector, we do not believe current vessel prices in such sector, which are at high levels, present attractive investment opportunities at this time. However, in anticipation of our reinvestment in this sector, our manager intends to retain the employees involved with our drybulk operations. In addition, our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank provide for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships.

We deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Our containership fleet is currently comprised of 27 containerships employed on time charters and 4 containerships employed on bareboat charters. Time-chartered containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business expansion strategies. We deployed the drybulk carriers we have sold  primarily under short-term time charters of up to one year in the spot market to take advantage of market opportunities.

The average number of containerships and drybulk carriers in our fleet for the three years ended December 31, 2006 are set forth in the table below.

Average Number of Vessels in Our Fleet

	Year Ended December 31,
	2004	2005	2006
Average number of containerships	24.0	25.0	26.3
Average number of drybulk carriers	7.0	7.0	6.4

We have newbuilding contracts with Samsung for an additional seven containerships, which consist of one 4,253 TEU vessel expected to be delivered in the second half of 2007, four 4,253 TEU vessels expected to be delivered in the second half of 2008 and two 4,253 TEU vessels expected to be delivered in the first half of 2009. We have also entered into newbuilding contracts with Sungdong, for an additional five 6,500 TEU containerships expected to be delivered during 2009, and we have agreed to acquire one 4,300 TEU containership, built in 2004, which we expect to be delivered in the second half of 2007. We have also entered into newbuilding contracts with Hanjin Heavy Industries Co., Ltd, for an additional 10 vessels, which consist of five 6,500 TEU containerships expected to be delivered in late 2009 and in 2010 and five 3,400 TEU containerships expected to be delivered from November 2009 through June 2010. We have also entered into newbuilding contracts with China Shipbuilding Trading Company for an additional four 6,800 TEU containerships to be built by Jiangnan Changxing Heavy Industry and expected to be delivered during the second and third quarter of 2010.

After delivery of these 28 containerships by the end of 2010, our containership fleet will have a total capacity of 261,335 TEU, assuming we do not acquire any additional vessels or dispose of any of our vessels, other than the APL Scotland and the APL Holland, for which APL-NOL has exercised its option to purchase these vessels at the end of their respective charters, as well as vessels that reach 30 years of age, which are assumed to be scrapped.

Our containership fleet is currently under time charters with 10 charterers including Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. In addition, we have arranged 12-year time charters with Yang Ming for the two 4,253 TEU newbuildings expected to be delivered in the second half of 2007 and for the one secondhand, 2004-built, 4,300 TEU containership expected to be delivered to us in 2007, and with Zim Integrated Shipping Services for the four 4,253 TEU newbuildings expected to be delivered to us throughout the second half of 2008 and for the two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009. We have also chartered each of the five 6,500 TEU containerships expected to be delivered during 2009 to CMA-CGM for 12 years, subject to purchase options after the first eight years of these chartering arrangements. Further, we have also arranged for 10 year charters with an accredited charterer, for the five 3,400 TEU containerships expected to be delivered in 2009 and 2010 and we have also arranged for 15 year charters with Yang Ming, for three 6,500 TEU containerships expected to be delivered in 2009 and 2010 for $34,325 per day each. Further, we have also arranged for 18-year bareboat charters with an accredited charterer, for the remaining two 6,500 TEU containerships expected to be delivered in 2009 and 2010.

Purchase Options

The charter with respect to the APL Belgium includes an option for the charterer, APL-NOL, to purchase the vessel in January 2008 at a price of $44.0 million or in January 2010 at a price of $39.0 million. Although when negotiated the option exercise prices with respect to this vessel reflected market prices at the time the options become exercisable, which approximated the vessel’s book value net of depreciation, we currently estimate that the $44.0 million and $39.0 million option exercise prices will be below the fair market value of the vessel. On March 7, 2007, we delivered the APL England to APL-NOL for $44.0 million pursuant to the option contained in the charter for that vessel. In addition, APL-NOL has recently exercised its options to purchase the APL Scotland and the APL Holland for $44.0 million each in May 2007 and July 2007, respectively. Although when negotiated the option exercise prices with respect to these three vessels reflected market prices at the time the options became exercisable, which approximated the vessels’ book values net of depreciation, the $44.0 million option exercise prices were below the fair market value of the vessels at the time the options were exercised. The sales of these three vessels have, and will, reduce the size of our fleet and if APL-NOL were to exercise its option with respect to the APL Belgium, the size of our fleet would be further reduced. We have not yet, and may not be able to, replace these vessels at a cost equal to the option prices paid by APL-NOL.

The charters with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Our Manager

Our operations are managed by Danaos Shipping Co. Ltd., our manager, under the supervision of our management and our board of directors. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one-year renewals for an additional 12 years at our option. Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•       Number of Vessels in Our Fleet.   The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. On March 7, 2007 we delivered the APL England, a 5,506 TEU containership, to APL-NOL pursuant to the terms of a purchase option contained in the charter for the vessel. Options to purchase two of the containerships in our current fleet, the APL Scotland and the APL Holland, were recently exercised by APL-NOL with delivery scheduled for May 2007 and July 2007, respectively, which will decrease the size of our fleet. In addition, if the purchase option with respect to one other containership in our current fleet, the APL Belgium, is exercised the size of our fleet will be further decreased. Five of our newbuildings, which have an aggregate capacity of 32,500 TEUs, are also subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on specified dates expected, based on the respective expected delivery dates for these vessels, to fall in 2017. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

•       Drybulk Fleet.   In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million, 10% of which amount had been paid to us in August 2006 upon entering into the sale agreement. Pursuant to the terms of this agreement we also delivered the remaining vessel to the purchaser for $25.5 million as its charter expired in the second quarter of 2007, 10% of which amount had been paid to us in August 2006 upon entering into the sale agreement. We have decided to sell these vessels due to the opportunity to sell all six drybulk carriers in one transaction at the high vessel valuations prevailing in the drybulk sector, which is inherently volatile in terms of both charter rates and vessel valuations, combined with the advancing age and less than optimum configuration of our drybulk fleet. Subject to market conditions and the availability of suitable vessels to purchase, we intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market,. Although we continue to evaluate potential investments in the drybulk sector, we do not believe current vessel prices in such sector, which are at high levels, present attractive investment opportunities at this time. However, in anticipation of our reinvestment in this sector, our manager intends to retain the employees involved with our drybulk operations. In addition, our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank provide for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships. We have used and intend to use the proceeds from the sale of the drybulk carriers to fund contracted newbuildings.  Our drybulk operations contributed approximately 27.1% of our revenues for the year ended December 31, 2005 and approximately 16.5% of our revenues for the year ended December 31, 2006.

•       Charter Rates.   Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels, particularly for our containerships, are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity and, with respect to the drybulk carriers we have agreed to sell as well as the drybulk carriers we acquire in the future, drybulk capacity, at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our current chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any one stage in the shipping cycle.

Unlike our containerships, we deployed our drybulk carriers on short-term time charters in the spot market. Drybulk charter rates in the spot market are volatile and fluctuate on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. The charter rates we are able to obtain for the containerships in our fleet, and were able to obtain for the drybulk carriers we have sold, as well as drybulk carriers we acquire in the future, are also affected by competition for charters from a number of experienced shipping companies based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Any adjustment in containership charter rates or, for periods following our reinvestment in the drybulk sector, drybulk carrier charter rates, would affect our financial results.

•       Utilization of Our Fleet.   Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were less than seven total off-hire days for our entire fleet during 2006 other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. For the periods prior to their sale, we deployed the drybulk carriers we have sold on short-term time charters. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. Furthermore, for the periods prior to the sale of the drybulk carriers, our results of operations were affected by the amount of time spent by such vessels making off-hire voyages to embarkment points for their next hired voyages, both due to the lack of hire revenue earned during such voyages as well as due to the costs, which are borne by us, of such voyages. If the utilization patterns of our containership fleet changes our financial results would be affected.

•       Expenses.   Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

Operating Revenues

Our operating revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under time charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market, and for the periods prior to the sale of the drybulk carriers and following our reinvestment in the drybulk sector, the drybulk charter market. Vessels operating in the spot market, such as the drybulk carriers we have sold, generate revenues that are less predictable but can allow increased profit margins to be captured during periods of improving charter rates.

Revenues from long-term time charters, primarily relating to our containership operations, comprised 72.9% of our revenues for the year ended December 31, 2005 and 83.5% of our revenues for the year ended December 31, 2006. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements and secondhand vessel acquisition agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

Our expected revenues, based on contracted charter rates, from our current charter arrangements for our containerships having initial terms of more than 12 months is shown by class size in the below table. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

Contracted Revenue from Multi-Year Charters as of December 31, 2006(1)
(amounts in millions of U.S. dollars)

Vessel type/size	Number of Vessels(2)		1 year (2007)		1 to 3 years (2008-2009)	3 to 5 years (2010-2011)	5 to 10 years (2012-2016)	More than 10 years (2017-2022)		Total
Containerships
Post-Panamax	20	(3)(4)(6)	$116.6	(5)	$212.6	$402.2	$828.3	$858.2	(7)	$2,417.9
Panamax	32		132.4		273.5	286.3	628.9	421.4		1,742.5
Total	52		$249.0		$486.1	$688.5	$1,457.2	$1,279.6		$4,160.4

(1)           Annual revenue calculations are based on an assumed 364 revenue days per annum representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

(2)           Includes two 4,253 TEU newbuildings expected to be delivered in the second half of 2007; two 4,300 TEU vessels, built in 2004, one of which was delivered on March 12, 2007 and the other of which is expected to be delivered in the second half of 2007; four 4,253 TEU newbuildings expected to be delivered to us during the second half of 2008; and two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009. Includes 10 newbuilding containerships, the HN N-214, the HN N-219, the HN N-215, the HN N-216, the HN N-217, the HN N-218, the HN N-220, the HN N-221, the HN N-222 and the HN N-223, for which we arranged charters during 2007.

(3)           Includes three 5,506 TEU containerships, the APL Scotland, the APL Holland and the APL Belgium, which are subject to options for the charterer to purchase each vessel in May 2007, July 2007 and January 2008, respectively, each for $44.0 million, and in May 2009, July 2009 and January 2010, respectively, each for $39.0 million. Accordingly, no revenue with respect to the APL Scotland, the APL Holland and the APL Belgium is included in the table following May 2007, July 2007 and January 2008, respectively. APL-NOL has recently exercised its options to purchase the APL Scotland and the APL Holland from us, each for $44.0 million, upon expiration of these vessels’ respective current charters in May 2007 and July 2007, respectively.

(4)           Does not include one 5,506 TEU containership, the APL England, which we delivered to APL-NOL on March 7, 2007 pursuant to the terms of an exercised purchase option for this vessel.

(5)           Includes $1.7 million in contracted revenues from the charter for the APL England for the period from January 1, 2007 to March 7, 2007, the day on which we delivered the APL England to APL-NOL pursuant to the terms of an exercised purchase option for this vessel.

(6)           Includes five 6,500 TEU containerships, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, which are subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(7)           An aggregate of $246.0 million ($49.2 million with respect to each vessel) of revenue with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, following April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, is included in the table because we cannot now predict the likelihood of these options being exercised.

The revenues from short-term charters primarily relate to the operation of the drybulk carriers we have sold comprised 27.1% of our revenues for the year ended December 31, 2005 and 16.5% of our revenues for the year ended December 31, 2006. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel-owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, which may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which we charter our containerships and under short-term time charters, such as those on which we chartered the drybulk carriers we have sold, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses.

From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.5% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 3.75% to some of our charterers. We also from time to time paid such commissions with respect to the drybulk carriers we have sold. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts.

Further, until March 2004, we paid a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet. We did not pay a commission with respect to freight, charter hire, ballast bonus and demurrage during the period from March 2004 to June 30, 2005. Since July 1, 2005, we have paid and will pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our manager monthly in advance with amounts it will need to pay our fleet’s vessel operating expenses.

Under multi-year time charters, such as those on which we charter 27 of the containerships in our current fleet, and under short-term time charters, such as those on which we chartered the drybulk carriers we have sold, we pay for vessel operating expenses. Under bareboat charters, such as those on which we charter four of the containerships in our current fleet, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

Amortization of Deferred Drydocking and Special Survey Costs

We follow the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. We capitalize the total costs associated with drydockings, special surveys and intermediate surveys and amortize these costs on a straight-line basis over 30 months.

Depreciation

We depreciate our containerships, and the drybulk carriers for the periods prior to their sale, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost, less the estimated scrap value of the vessels.

General and Administrative Expenses

Historically, while we were a privately-owned company, we paid Danaos Shipping, our manager, a monthly management fee of $2,750 for the management of our affairs. We also paid our manager a fixed management fee of $150 to $500 per day for each vessel in our fleet depending on its size and the charter arrangements. In order to bring the fees we pay to our manager to a level similar to those that would be paid to an unaffiliated manager we adjusted the fees we pay to our manager as of July 1, 2005.

From July 1, 2005 to December 31, 2008, we have paid and will pay our manager a fee of $500 per day for providing its commercial, chartering and administrative services, a daily management fee of $250 per vessel per day for its technical management of vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, pro rated for the calendar days we own each vessel. We will also pay our manager a flat fee of $400,000 per newbuilding vessel for the on-premises supervision of our newbuilding contracts by selected engineers and others of its staff.

Our consolidated financial statements for periods prior to our initial public offering in October 2006 show our results of operations as a private company when we did not pay any compensation to our directors and officers other than amounts corresponding to dividends, and compensation paid to our officers, but not directors, during the period from January 1, 2006 to our initial public offering in October 2006. As a public company since October 2006, we expect to incur additional general and administrative expenses going forward. We expect that the primary components of general and administrative expenses, other than the management fees described above, will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Sarbanes-Oxley Act of 2002 and the listing of our common stock on the New York Stock Exchange.

Interest Expense, Interest Income and Other Finance Costs

We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

During the year ended December 31, 2006, we had an average of 26.3 containerships and 6.4 drybulk carriers in our fleet. During the year ended December 31, 2005, we had an average of 25.0 containerships and 7.0 drybulk carriers in our fleet. We took delivery of one 4,651 TEU containership on March 23, 2006, one 9,580 TEU containership on September 8 2006, one 9,580 TEU containership on November 20, 2006, one 4,814 TEU containership on December 13, 2006, one 4,814 TEU containership on December 18, 2006 and one 4,814 TEU containership on December 22, 2006 and sold one drybulk carrier on May 12, 2006.

Operating Revenue

Operating revenue increased 1.7%, or $4.2 million, to $245.6 million in the year ended December 31, 2006, from $241.4 million in the year ended December 31, 2005. The increase was a result of  the addition to our fleet of six vessels, a 4,651 TEU containership on March 23, 2006, chartered at $20,750 per day, a 9,580 TEU vessel on September 8, 2006, chartered at $34,000 per day, a 9,580 TEU vessel on November 20, 2006, chartered at $34,000 per day, and three 4,814 TEU vessels, on December 13, 18 and 22 of 2006, respectively, each chartered at $23,450 per day, which collectively contributed revenues of $13.4 million in 2006, which was offset by $9.2 million less revenue generated by the rest of our fleet, mainly attributable to lower charter rates at which our drybulk carriers where deployed and the effect of the sale of the Sofia III.

Voyage Expenses

Voyage expenses were $7.3 million in the year ended December 31, 2006, representing an decrease of $0.2 million, or 2.7%, from $7.5 million in the year ended December 31, 2005. Commissions charged by related and third parties which form part of the voyage expenses amounted to $6.8 million in the year ended December 31, 2006, an increase of $0.7 million, or 11.5%, compared to $6.1 million in the year ended December 31, 2005. Such increase was mainly attributable to our new management agreement which came into effect on July 1, 2005, according to which we pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel, a commission of 0.5% based on the contract price on any vessel bought and sold on our behalf, as well as increased revenues on which we paid commissions for the year ended December 31, 2006, offset by a $0.9 million decrease in other voyage expenses such as port and canal charges, bunker expenses and address commissions, related to the operation of our drybulk fleet.

Vessel Operating Expenses

Vessel operating expenses increased 12.6% or $6.8 million, to $60.7 million in the year ended December 31, 2006, from $53.9 million in the year ended December 31, 2005. This increase was due to the increase in the average number of vessels in our fleet which contributed approximately $3.0 million in vessel operating expenses in the year  ended December 31, 2006 compared to the year ended December 31, 2005 and a general increase in running costs experienced by the industry, more specifically with respect to lubricant oil costs, maintenance costs and seafarers wages, which contributed approximately a further $3.8 million.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased 38.5%, or $1.5 million, to $5.4 million in the year ended December 31, 2006, from $3.9 million in the year ended December 31, 2005. This was due to the costs of drydocking and special surveys conducted for nine of our vessels in 2006, for which amortization commenced during 2006.

Depreciation

Depreciation expense increased 14.8%, or $4.0 million, to $31.1 million in the year ended December 31, 2006, from $27.1 million for the year ended December 31, 2005. This increase was due to the increase in the average number of vessels in our fleet during the year ended December 31, 2006.

General and Administrative Expenses

General and administrative expenses increased 49.0%, or $2.5 million, to $7.6 million in the year ended December 31, 2006 from $5.1 million in the year ended December 31, 2005, reflecting $1.4 million of additional directors’ and officers’ remuneration expenses which was not applicable in the year ended December 31, 2005 and $1.1 million of technical management fees we paid in respect of the additional vessels that joined our fleet during the year ended December 31, 2006.

Interest Expense, Interest Income, and Other Finance (Costs) Income, Net

Interest expense increased $5.8 million, or 24.8%, to $29.2 million in the year ended December 31, 2006, from $23.4 million in the year ended December 31, 2005. Interest income was $3.6 million for the year ended December 31, 2006, a decrease of $2.7 million, from $6.3 million for the year ended December 31, 2005, and other finance income (costs), net, increased $9.0 million, to income of $1.9 million in the year ended December 31, 2006, from a cost of $7.1 million in the year ended December 31, 2005. The change in interest expense was primarily due to the increase in interest rates by 1.3% to which our indebtedness, on which we paid interest, was subject to, while there was no significant change in the average indebtedness for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This resulted in an increase in interest of approximately $8.8 million, partially offset by the financing of our extensive newbuilding program which resulted in capitalizing $8.3 million of interest for year ended December 31, 2006 as opposed to $5.3 million capitalized interest for the year ended December 31, 2005. The decrease in interest income was due to the decreased monthly average bank deposits on which we earned interest, offset in part by higher interest rates.

The increase in other finance costs, net, was mainly due to foreign exchange differences in respect of the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), which resulted to a gain of $2.8 million during the year ended December 31, 2006 as opposed to a loss of $6.5 million during the year ended December 31, 2005.

Gain/(loss) on sale of vessels

We recognized a $14.5 million gain on the sale of the Sofia III during 2006.

Other income/(expense), net

Other income/(expense), net decreased $17.1 million to  $(16.6) million for the year ended December 31, 2006 from $0.5 million in the year ended December 31, 2005. The decrease was primarily attributable to a non recurring expense of approximately $(13) million related to the expected increase in the put option price we expect to pay under the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre, if the put option is exercised 6 1/2 years into the lease terms, as a result of a change in the United Kingdom tax legislation enacted in 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

During the year ended December 31, 2005, we had an average of 25.0 containerships and 7.0 drybulk carriers in our fleet. During the year ended December 31, 2004, we had an average of 24.0 containerships and 7.0 drybulk carriers in our fleet. We sold one 3,029 TEU containership in January 2004 and took delivery of one 4,253 TEU containership in each of March and April 2004, and one 8,468 TEU containership in each of August and November 2004.

Operating Revenue

Operating revenue increased 15.9%, or $33.1 million, to $241.4 million in the year ended December 31, 2005, from $208.3 million in the year ended December 31, 2004. The increase was due to $20.0 million in revenue generated by the additional operating days of four new vessels, consisting of two 4,253 TEU containerships and two 8,468 TEU containerships acquired during 2004, which were operated for a greater number of days in 2005. Each of the 4,253 TEU vessels were chartered at daily rates of $20,600 and each of the 8,468 TEU vessels were chartered at daily rates of $29,500. In addition, $7.2 million in revenue was generated from the higher charter rates obtained by rechartering certain of our remaining containerships and $5.9 million in revenue was generated from the higher rates our drybulk carriers earned during the period.

Voyage Expenses

Voyage expenses were $7.5 million in the year ended December 31, 2005, representing an increase of $1.2 million, or 19.0%, from $6.3 million in the year ended December 31, 2004. Commissions charged by related and third parties in the year ended December 31, 2005 amounted to $6.1 million, an increase of $1.0 million, or 19.6%, compared to $5.1 million in the year ended December 31, 2004. In March 2004 we ceased paying a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet.

Vessel Operating Expenses

Vessel operating expenses increased 16.7%, or $7.7 million, to $53.9 million in the year ended December 31, 2005, from $46.2 million in the year ended December 31, 2004. Approximately $4.0 million of the increase was due to the increase in the average number of vessels in our fleet in 2005, compared to 2004, and approximately $3.6 million of the increase was due to a general increase in running costs per vessel experienced by the industry.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased $1.8 million to $3.9 million in the year ended December 31, 2005, from $2.1 million in the year ended December 31, 2004. This was primarily due to the costs of drydockings and special surveys conducted for ten vessels in our fleet in 2004, which we began to amortize in the second half of 2004. Therefore these costs are reflected for all of 2005, but only part of 2004.

Depreciation

Depreciation expense decreased 14.5%, or $4.6 million, to $27.1 million in the year ended December 31, 2005, from $31.7 million in the year ended December 31, 2004. The decrease resulted primarily from the change in our depreciation policy which became effective as of January 1, 2005 and decreased depreciation expense by $7.7 million in 2005, which was partially offset by increased depreciation of $3.1 million relating to the additional operating days in 2005 with respect to two 4,253 TEU and two 8,468 TEU containerships acquired in 2004.

General and Administrative Expenses

General and administrative expenses increased 24.4%, or $1.0 million, to $5.1 million in the year ended December 31, 2005 from $4.1 million in the year ended December 31, 2004, reflecting the higher average number of containerships in our fleet during 2005 for which we paid management fees, and the new management agreement which came into effect beginning on July 1, 2005.

Interest Expense, Interest Income, and Other Finance Costs, Net

Interest expense increased $11.8 million, or 101.7%, to $23.4 million in the year ended December 31, 2005, from $11.6 million in the year ended December 31, 2004, while interest income increased 142.3%, or $3.7 million, to $6.3 million in the year ended December 31, 2005, from $2.6 million in the year ended December 31, 2004, and other finance costs, net, increased $8.5 million from a gain of $1.4 million in the year ended December 31, 2004 to a cost of $7.1 million in the year ended December 31,  2005. The change in interest expense was primarily due to the increase in interest rates to which our indebtedness, on which we paid interest, was subject and the increase in average indebtedness of approximately $67.4 million resulting from our debt refinancing in 2005. The increase in other finance costs, net, was due to foreign exchange differences in respect of the forward contracts related to the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), which were a loss of $6.5 million during 2005. The increase in interest income was primarily due to accreted interest income on the present value of the cash inflows associated with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), which represented a net increase of $1.4 million during 2005. The remaining $2.3 million increase in interest income was due to higher interest rates and higher average levels of cash deposits in our bank accounts in 2005. See “—Credit Facilities.”

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, long-term bank borrowings and, more recently, proceeds from our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses. Our medium-term liquidity needs primarily relate to the purchase of the 28 additional containerships for which we have contracted. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership and drybulk sectors and debt repayment. We anticipate that our primary sources of funds will be cash from our credit facilities, the proceeds from the sale of the drybulk carriers and the proceeds from the sales of the APL England, the APL Scotland and the APL Holland, cash from operations, debt and, possibly, equity financings, although we do not currently have any specific plans with respect to any future equity financing. We believe that these sources of funds, even absent any future equity financings, will be sufficient to meet our liquidity needs in the foreseeable future since our contracted revenue together with our senior revolving credit facilities with RBS and Aegean Baltic Bank and HSH Nordbank should be sufficient to meet our currently projected liquidity needs.

We intend to finance a portion of the acquisition of each of our 28 contracted vessels with borrowings under our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank. We also borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under a new credit facility with Seasonal Maritime Corporation, dated August 14, 2006, to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. In addition, we borrowed an aggregate amount of $25.0 million under another new credit facility with Seasonal Maritime Corporation, dated September 25, 2006, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. We repaid the entire amount outstanding under these loans on December 28, 2006 with borrowings made under our Aegean Baltic-HSH Nordbank credit facility.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. We have used and intend to use the proceeds from this sale to fund contracted vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel’s then-existing charter. We delivered all six of these vessels to the purchaser upon expiration of their charters in the first and second quarter of 2007.

We delivered the APL England to APL-NOL on March 7, 2007, pursuant to its exercise of an option to purchase the APL England from us for $44.0 million. APL-NOL has recently exercised its options to purchase the APL Scotland and the APL Holland from us for $44.0 million each upon the expiration of the vessels’ current charters in May 2007 and July 2007, respectively.

Under our current multi-year charters, we have contracted revenues of $242.8 million for 2007 and $200.5 million for 2008 and, until their expiration, $4.1 billion.

We intend to pay a quarterly dividend of $0.44 per share, or $1.76 per share per year. We paid our first quarterly dividend as a public company of $0.44 per share on February 14, 2007 and our second quarterly dividend of $0.44 per share on May 18, 2007. Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

We paid no dividends in 2006. Prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

As of May 15, 2007, we had approximately $1.0 billion of undrawn availability under our credit facilities.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased 6.5%, or $10.6 million, to $151.6 million in the year ended December 31, 2006, compared to $162.2 million for the year ended December 31, 2005, and increased 25.6%, or $33.1 million, to $162.2 million in the year ended December 31, 2005, from $129.1 million in the year ended December 31, 2004. For the year ended December 31, 2006, the decrease was primarily a result of a change in working capital requirements by $7.1 million and increased payments of $3.5 million, attributed to drydockings in relation to six of our vessels for 2006 as opposed to four of our vessels for 2005. The increase in 2005 was primarily attributable to the additional operating days in 2005 of two 4,253 TEU and two 8,468 TEU containerships acquired in 2004, which contributed $17.1 million in net cash, and the higher recharter rates our drybulk carriers were able to command, which contributed $5.2 million in net cash.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $330.1 million in the year ended December 31, 2006 compared to $40.5 million in the year ended December 31, 2005 and $154.7 million in the year ended December 31, 2004. The difference between the year ended December 31, 2006 and 2005 period primarily reflects the funds used to acquire secondhand vessels of $171.8 million in 2006 as opposed to $12.4 million in 2005, and installment payments for newbuildings of $185.1 million in 2006 as opposed to $28.2 million during the year ended December 31, 2006. Net cash flows used in investing activities were $154.7 million in 2004, reflecting installment payments for newbuildings of $170.1 million, offset in part by vessel sale proceeds of $15.4 million.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities were $183.6 million in the year ended December 31, 2006 compared to net cash used in financing activities of $180.7 million in the year ended December 31, 2005 and net cash provided by financing activities of $45.1 million in the year ended December 31, 2004. The year ended December 31, 2006 and 2005 period results primarily reflect the net proceeds of $201.3 million to us after completing our initial public offering in the United States on October 11, 2006 and the payment of no dividends during the year ended December 31, 2006 as opposed to the year ended December 31, 2005, in which we paid a special dividend of $244.6 million prior to the initial public offering to our then-existing stockholders from our retained earnings. Net cash flows provided by financing activities were $45.1 million in 2004, reflecting, primarily, reduced drawdowns under our credit facilities of $90.2 million, and increased repayments of indebtedness of $28.1 million.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
HSH NORDBANK(2)	—	$49.0 million	LIBOR + 0.775%	Due March 2014	29 quarterly installments: $1.0 million Balloon: $20.0 million
KEXIM(3)	—	$101.5 million	FIXED at 5.0125%	Due November 2016	38 quarterly installments: $2.6 million Plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-FORTIS(4)	—	$144.0 million	FIXED at 5.02%	Due October 2018 and January 2019

23 semi-annual installments of $5.6 million Plus installments of $2.09 million, $2.14 million $0.8 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

AEGEAN BALTIC BANK-HSH NORDBANK(5)	$410.0 million	$290.0 million	LIBOR + 0.70%	Due November 14, 2011

Concerns a loan facility of up to $700.0 million advanced to the vessel owning companies in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon, the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the year five (i.e.,November 14, 2011).

THE ROYAL BANK OF SCOTLAND(6)	—	$75.5 million	LIBOR + 0.8%	Due in 2013	Five consecutive semi-annual installments starting from 2011 of $8.5 million each, plus a balloon payment of $33.0 million payable with the last installment in 2013.

The following vessels in our fleet are unencumbered: the Pacific Bridge, the Eagle Express, the APL Scotland, the Norasia Hamburg, the YM Yantian, the YM Milano and the Victory I.

(1)             As of December 31, 2006.

(2)             Our credit facility with HSH Nordbank AG is collateralized by mortgages and other security relating to the Vancouver Express and the Maersk Derby.

(3)             Our KEXIM credit facility is collateralized by mortgages and other security relating to the CSCL Europe and the CSCL America.

(4)             Our KEXIM-FORTIS credit facility is collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(5)             Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG is collateralized by mortgages and other security relating to the APL Belgium, the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Henry, the Hyundai Commodore, the Hyundai Duke, the Independence, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini and the MOL Confidence.

(6)             On February 21, 2007 we used borrowings under current credit facility with RBS, which we entered into on February 20, 2007, to repay the entire $75.5 million outstanding under this previous credit facility with RBS. This repayment was a debt extinguishment under US GAAP and was treated accordingly in our accounts. Our current credit facility with RBS is for up to $700 million and bears interest at LIBOR plus 0.75%. Principal repayments begin after five years and are required to be fully repaid by 2022. As of May 15, 2007, there was $150 .0 million outstanding under the current RBS credit facility. Our current credit facility with RBS is collateralized by mortgages and other security relating to the APL Holland, SA Helderberg, SA Winterberg, SA Sederberg and Maersk Constantia.

Our credit facilities contain financial covenants requiring us to:

•       maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•       ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•       maintain adjusted stockholders’ equity in excess of 30.0% of our total assets;

•       ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•       ensure that our total liabilities, at all times, will be no more than 70.0% of the market value of our adjusted total assets;

•       maintain at least $30.0 million in cash or cash equivalents; and

•       maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of December 31, 2006, we were in compliance with each of these financial ratio requirements and financial covenants.

Leasing Arrangements

We have entered into leasing arrangements with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance (UK) Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to six containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As part of these leasing arrangements, a separate limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies purchased each of these vessels. We charter-in these vessels from AML, which charters them in from the applicable partnership, and sub-charter the vessels to liner companies. We pay a fixed rate, which during the first 6 1/2  years of the leasing arrangements is a nominal amount, to charter-in these vessels from AML and we, in turn, are entitled to retain all of the charter revenue we earn from sub-chartering these vessels to our liner company customers.

Under the terms of these leasing arrangements, upon an event of default, total loss of a vessel or 6 1/2  years into the term of the lease, which will fall on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), and will fall on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), the Lloyds Bank subsidiary has a put option to sell its 99.996% interest in the partnership owning each respective vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest. Each of Allco Finance (UK) Limited’s put option to us and our purchase option are exercisable only if the Lloyds Bank subsidiary has exercised its put option.

If, however, the put option is not exercised we would be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2  years of the leasing arrangement. In that case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess of a pre-set level of the charter-in rate. Further, we would continue to be entitled to retain all of the charter revenue we earn from chartering-out these vessels to our liner company customers. As part of the leasing arrangements, we made a deposit with respect to each of these vessels denominated in British pounds, in an amount expected to represent, after 6 1/2  years, approximately 75% of the original purchase price of the applicable vessel. This cash deposit with RBS collateralizes the entire amount of a letter of credit issued by RBS to secure our obligation to pay the put option price. If the put option is not exercised and, as a result, the letter of credit with respect to any of these vessels is not called, this deposit would be returned to us.

On July 19, 2006, legislation was enacted in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million, although the increase in this put price could vary. In 2006 we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

We currently have operational control over these six vessels. Even if the put option is not exercised, we will continue to have operational control over each of these vessels under the terms of the leasing arrangements during the period we charter-in these vessels from AML. We consider each of the vessels subject to these leasing arrangements to be an asset for our financial reporting purposes, and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

As part of the leasing arrangements we have agreed to financial covenants with a subsidiary of Lloyds Bank requiring us to:

•       maintain adjusted stockholders’ equity of at least $100.0 million;

•       ensure that adjusted stockholders’ equity exceeds 30% of our total assets;

•       maintain at least $5.0 million in cash or cash equivalents;

•       ensure that our outstanding indebtedness does not exceed 75% of the aggregate market value of the vessels subject to the leasing arrangements; and

•       ensure that the aggregate market value of the vessels in our fleet exceeds 145% of our net consolidated debt at all times.

The leasing arrangements also include covenants that require the stockholders of Danaos Corporation prior to our initial public offering to continue to hold at least 60% of our outstanding capital stock and that we continue to own, directly or indirectly, all of the share capital of our subsidiaries that charter-in the vessels subject to the respective leasing arrangements. Under the leasing arrangements, we are not restricted from paying dividends so long as we remain in compliance with the covenants set forth in the preceding sentence and the last two bullet points above, our adjusted stockholders’ equity exceeds 35% of our total assets, we maintain cash and cash equivalents of $20.0 million and we maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

Contractual Obligations

Our contractual obligations as of December 31, 2006 were:

	Payments Due by Period
	Total	Less than 1 year (2007)	1-3 years (2008- 2009)	3-5 years (2010- 2011)	More than 5 years (After January 1, 2012)
	Dollars in thousands
Long-term debt obligations(1)	$660,024	$22,760	$51,238	$68,238	$517,788
Interest on long-term debt obligations(1)(2)	273,416	37,329	70,743	65,006	100,338
Payments to our manager(3)	19,348	10,172	9,176	—	—
Vessel purchase agreements:
Newbuilding contracts(4)	790,000	130,520	659,480	—	—
Vessel acquisition agreements(5)	111,150	111,150	—	—	—
Total(6)	$1,853,938	$311,931	$790,637	$133,244	$618,126

(1)          Includes our obligations as of December 31, 2006. On February 20, 2007, we entered into a new revolving credit facility with RBS. As of May 15, 2007, there was $150.0 million outstanding under this credit facility with RBS. On February 21, 2007, we used borrowings under this credit facility with RBS to repay the entire $75.5 million outstanding under our previous credit facility with RBS, which had a maturity of October 2013 and an interest rate of LIBOR plus 0.80%. This repayment was a debt extinguishment under US GAAP and was treated accordingly in our accounts.

(2)          We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on an assumed LIBOR rate of 5.25% with respect to the HSH Nordbank, Aegean Baltic-HSH Nordbank and RBS credit facilities. See “—Credit Facilities.”

(3)          Under our management agreement with Danaos Shipping Co. Ltd., from July 1, 2005 to December 31, 2008, we have paid and will pay it $250 per vessel per day for vessels on a bareboat charter and $500 per vessel per day for the remaining vessels in our fleet. We also pay our manager $500 per day for providing certain commercial, chartering and administrative services. As of December 31, 2006 we had a fleet of 37 vessels which decreased with the sale of one containership in March 2007, three drybulk carriers in January 2007, two drybulk carriers in February 2007 and one drybulk carrier in April 2007. Our fleet has increased with the delivery of one secondhand vessel in the first half of 2007, two newbuildings and one secondhand vessel in the second half of 2007. Expected deliveries of our contracted fleet will further increase our fleet by four newbuildings in the second half of 2008, four newbuildings during the first half of 2009 and three newbuildings during the second half of 2009. Further, in late 2009 and 2010, our fleet is expected to increase by another 14 containerships, for which we placed orders during the first half of 2007, but are not included in the calculations as the table refers to a date prior to the signing of these orders. Our fleet decreased with the sale of one containership on March 7, 2007 and will further decrease with the sale of two more containerships in June and July 2007. After December 31, 2008, these fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $400,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement over the initial term which expires on December 31, 2008, based on our currently contracted revenue, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues,” and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(4)          In the first and second quarter of 2007, we entered into contracts for the construction of the HN N-214, the HN N-219, the HN N-215, the HN N-216, the HN N-217, the HN N-218, the HN N-220, the HN N-221, the HN N-222, the HN N-223, the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004, for an aggregate price of $1.14 billion, which amount is not included in the table. Of the aggregate $1.14 billion purchase price for these vessels: $256 million was payable within one year of December 31, 2006; $296 million was payable between two and three years of December 31, 2006; $591 million was payable between three and five years of December 31, 2006; and zero was payable more than five years after December 31, 2006. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in the table.

(5)          Of the aggregate $123.5 million purchase price for the YM Colombo and the E.R. Wellington, $111.15 million remained unpaid as of December 31, 2006. On March 12, 2007, the YM Colombo was delivered to us and we paid the balance of the purchase price for such vessel of $55.6 million. The remaining $55.6 million is due upon delivery of the E.R. Wellington which is expected in September or October 2007. No interest is payable with respect to this obligation if paid on a timely basis, therefore no interest payments are included in this amount.

(6)          Does not include amounts which are expected to be payable to a subsidiary of Lloyds Bank in connection with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre, described in note 9 to our consolidated financial statements included elsewhere herein. These amounts would be payable on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby and the Vancouver Express and on April 14, 2013 with respect to the CSCL Pusan and the CSCL Le Havre.

Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand and respective charter-party details. The demand for containerships is determined by the underlying demand for goods which are transported in containerships. Although there can be no assurances, absent a major and sustained downturn in market conditions or significant unforeseeable changes in supply and demand of containerships, charter rates are expected to remain relatively strong for the remainder of 2007.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read note 2 to our consolidated financial statements included elsewhere in this annual report.

Purchase of Vessels

Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise we charge these expenditures to expenses as incurred. Our financing costs incurred during the construction period of the vessels are included in vessels’ cost.

The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, do not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.6 million upon its delivery to us in March 2006, which we recorded as unearned revenue in “Current Liabilities—Unearned Revenue” and “Long-Term Liabilities—Unearned Revenue, net of current portion” on our balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Lease Arrangements

Although we do not own six of the containerships in our current fleet which may be sold to us pursuant to a put option, we consider these vessels to be owned by us for financial reporting purposes since the vessels are under our operational control and we retain risks associated with ownership. We reflect the indebtedness under which the vessels are mortgaged as a liability on our balance sheet. However, if any holder of the put options elects not to exercise its option, we would no longer treat the applicable vessels as owned by us for financial reporting purposes. As a result, our balance sheet assets and liabilities, as well as the provisions we may make for depreciation and amortization in our financial statements related to these vessels, would be affected.

As a result of the expected increase in the put option price under the leasing arrangements for the CSCL Europe, the CSCL America, the CSCL Le Havre (ex HN 1561), the Maersk Derby (ex Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559) if the put option is exercised 6 1/2 years into the lease terms, as described above under “—Leasing Arrangements,”

an expense of approximately $13 million for the year ended December 31, 2006, as well as expenses of $0.9 million for revaluation of the pound sterling liability related to these leasing arrangements and $2.8 million for an accounting reversal relating to these leasing arrangements were recognized on our statement of income under “Other income/(expense), net.” We will recognize any changes in the expected amount of these expenses under “Other income/(expense), net” in our statement of income.

Revenue Recognition

Our revenues and expenses are recognized on the accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

We have been a member of a pool arrangement with respect to two drybulk carriers, the Alexandra I and the MV Achilleas, which we have sold. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual vessels in the pool adjusted for any off-hire amount. Distributions of time charter hire to us have been made every two weeks according to the pooling arrangement. An amount not exceeding four weeks’ time charter hire for each of our vessels in the pool was permitted to be withheld from us as working capital for the pool. For the periods prior to the sale of these vessels, revenue related to the pooling arrangements is recognized only when all contingencies under the agreements are resolved.

Special Survey and Drydocking Costs

We follow the deferral method of accounting for special survey and drydocking costs. Actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

Vessel Lives

Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our containerships, and for the periods prior to their sale, our drybulk carriers, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined that the estimated useful lives of our containerships is 30 years, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors.

Recent Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (‘SAB 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 has not had any effect on our consolidated financial statements.

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) “Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement is effective for us for the fiscal year beginning on January 1, 2007.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements. This statement is effective for us for the fiscal year beginning on January 1, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We are currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for us as of the fiscal year ended December 31, 2006 and did not have any effect on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with our long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The adoption of this policy is not expected to have a material effect on our consolidated financial statements.

In April 2006, the FASB issued FSP No. FIN 46(R)-6-Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), which addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which a company first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. This standard was effective for us as of the fiscal year ended December 31, 2006 and did not have any effect on our consolidated financial statements.

Item 6.                        Directors, Senior Management and Employees

The following table sets forth, as of May 15, 2007, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	51	President and CEO and Class I Director
Iraklis Prokopakis	56	Vice President, Treasurer and Chief Operating Officer and Class II Director
Dimitri J. Andritsoyiannis	42	Vice President and Chief Financial Officer and Class III Director
Andrew B. Fogarty	62	Class II Director
Miklós Konkoly-Thege	64	Class III Director
Myles R. Itkin	59	Class I Director
Robert A. Mundell	75	Class I Director

The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2008 and the term of our Class III directors expires in 2007. Certain biographical information about each of these individuals is set forth below.

Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 25 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master’s degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

Iraklis Prokopakis is our Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 30 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master’s degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

Dimitri J. Andritsoyiannis is our Vice President, Chief Financial Officer and a member of our board of directors. Mr. Andritsoyiannis joined us in September 2005 and has over 15 years of experience in finance and banking. Prior to joining us, Mr. Andritsoyiannis served as director of investment banking and as a member of the board of Alpha Finance, the investment banking arm of Greece’s Alpha Bank. During his years with Alpha Finance from the early 1990s until joining us, Mr. Andritsoyiannis led a variety of financings, mergers and acquisitions, restructurings, privatizations and public offerings both in Greece and abroad. Mr. Andritsoyiannis holds a degree in Economics and Political Science from the Economic University of Athens, an MBA in finance from Columbia University as well as a post-graduate diploma in Ship Risk Management from the Massachusetts Institute of Technology.

Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 16 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world’s leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master’s of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

Myles R. Itkin has been a member of our board of directors since October 2006. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. (“OSG”), in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor’s degree from Cornell University and an MBA from New York University.

Miklós Konkoly-Thege has been a member of our board of directors since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas (“DNV”), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

Dr. Robert A. Mundell has been a member of our board of directors since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell’s principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation since 2005. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor’s degree from the University of British Columbia, a Master’s degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

Compensation of Directors and Senior Management

We did not pay our directors prior to our initial public offering. Beginning in the fiscal year ending December 31, 2006, non-executive directors received annual fees in the amount of $50,000, plus reimbursement for their out-of-pocket expenses. For the fiscal year ending December 31, 2006, these fees were paid pro rata for the period after our non-executive directors were first elected, which coincided with our becoming a public company in October 2006. We do not have service contracts with any of our directors, other than the employment agreements with our three directors who are also executive officers of our company, as described below under “—Employment Agreements.”

Prior to 2006, our chief executive officer, chief operating officer and chief financial officer did not receive any compensation from us. During the year ended December 31, 2006, we paid these executive officers an aggregate amount of $1.3 million. Pursuant to the employment agreements we have entered into with these officers as described below, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under “—Equity Compensation Plan.” No equity awards were granted in 2006.

Employees

We have three salaried employees. Approximately 815 officers and crew members served on board the vessels we own as of December 31, 2006, but are employed by our manager.

Share ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Board of Directors

At December 31, 2006 we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

During the fiscal year ended December 31, 2006, after the completion of our initial public offering in October 2006 the full new board of directors held one meeting. Each director attended all of the meetings of committees of which the director was a member. All of our current directors, other than Dr. John Coustas, Iraklis Prokopakis and Dimitri J. Andritsoyiannis, have been determined by our board of directors to be independent.

To promote open discussion among the independent directors, those directors met once in 2006 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2007 and in 2008. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

The board of directors and our company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a number of key documents that are the foundation of its corporate governance, including:

•       a Code of Business Conduct and Ethics for all officers and employees;

•       a Code of Conduct for the chief executive officer and senior financial officers;

•       a Code of Ethics for directors;

•       a Nominating and Corporate Governance Committee Charter;

•       a Compensation Committee Charter; and

•       an Audit Committee Charter.

These documents and other important information on our governance, including the board of director’s Corporate Governance Guidelines, are posted on the Danaos Corporation website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2006, there were two meetings of the audit committee.

Compensation Committee

Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2006, there was one meeting of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dimitri J. Andritsoyiannis, Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2006, there was one meeting of the nominating and corporate governance committee.

Employment Agreements

Employment Agreement with Dr. John Coustas

Our president and chief executive officer, Dr. John Coustas, has entered into an employment agreement with us. The employment agreement provides that Dr. Coustas receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Dr. Coustas is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Dr. Coustas is required to devote such time and attention to our business and affairs as is reasonably necessary to the duties of his position, and otherwise may devote a portion of his time and attention to our affiliates and to other ventures he controls or in which he invests in accordance with the terms of the non-competition agreement he has entered into with us as described below. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Dr. Coustas without “cause,” as defined in the agreement, or he terminates his employment with 30 days’ notice for “good reason,” as defined in the agreement. In addition, Dr. Coustas will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a “change of control,” as defined in the agreement, Dr. Coustas would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

Dr. Coustas has also entered into a non-competition agreement with us that prohibits his direct or indirect ownership or operation of containerships of larger than 2,500 TEUs or drybulk carriers, and the provision, directly or indirectly, of commercial or technical management services to vessels in these sectors of the shipping industry or to entities owning such vessels, other than in limited circumstances. The terms of the employment agreement also prohibit Dr. Coustas from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment.

Employment Agreement with Iraklis Prokopakis

Our vice president, treasurer and chief operating officer, Iraklis Prokopakis, has entered into an employment agreement with us. The employment agreement provides that Mr. Prokopakis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Prokopakis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Prokopakis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Prokopakis without “cause,” as defined in the agreement, or he terminates his employment with 30 days’ notice for “good reason,” as defined in the agreement. In addition, Mr. Prokopakis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a “change of control,” as defined in the agreement, Mr. Prokopakis would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

The terms of the employment agreement also prohibit Mr. Prokopakis from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment, and from being substantially involved in the management or operation of containerships of larger than 2,500 TEUs or drybulk carriers, if such business is one of our competitors, during the term of the agreement.

Employment Agreement with Dimitri J. Andritsoyiannis

Our vice president and chief financial officer, Dimitri J. Andritsoyiannis, has entered into an employment agreement with us. The employment agreement provides that Mr. Andritsoyiannis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Andritsoyiannis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Andritsoyiannis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Andritsoyiannis without “cause,” as defined in the agreement, or he terminates his employment with 30 days’ notice for “good reason,” as defined in the agreement. In addition, Mr. Andritsoyiannis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a “change of control,” as defined in the agreement, Mr. Andritsoyiannis would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

The terms of the employment agreement also prohibit Mr. Andritsoyiannis from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment, and from being substantially involved in the management or operation of containerships of larger than 2,500 TEUs or drybulk carriers, if such business is one of our competitors, during the term of the agreement.

Equity Compensation Plan

We have adopted an equity compensation plan, which we refer to as the Plan. The Plan will generally be administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or to any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and also provides the plan administrator with the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, will be determined by the plan administrator and set forth in a written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with SFAS 123(R).

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value) or cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

The Plan requires that the plan administrator make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or event. In addition, the plan administrator will be permitted to make adjustments to the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest upon a “change of control,” as defined in the Plan. Our board of directors may, at any time, alter, amend, suspend, discontinue or terminate the Plan, except that any amendment will be subject to the approval of our stockholders if required by applicable law, regulation or stock exchange rule and that, without the consent of the affected participant under the Plan, no action may materially impair the rights of such participant under any awards outstanding under the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

Item 7.                        Major Shareholders and Related Party Transactions.

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

•       technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

•       administrative services, which include, in each case, at the direction of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business (our Manager provides these administrative services at its own cost and in return therefore receives the commercial, chartering and administrative services fees); and

•       commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time (our Manager provides these commercial services at its own cost and in return therefore receives the commercial, chartering and administrative services fees).

Reporting Structure

Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Under our management agreement, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

Compensation of Our Manager

For providing its commercial, chartering and administrative services, our Manager receives a fee of $500 per day. For the management of our ships, our Manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet for the first three years of our agreement, pro rated for the calendar days we own each vessel. After three years, these fees will be adjusted annually through mutual agreement between us and our Manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager’s average profit margin for the immediately preceding three years. Our Manager also receives a commission of 0.75% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. We also pay our Manager a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf and a flat fee of $400,000 per newbuilding vessel for the supervision of our newbuilding contracts. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

We also advance, on a monthly basis, all technical vessel operating expenses with respect to each vessel in our fleet to enable our Manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, our Manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our Manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the management agreement expires on December 31, 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the contract at any point after the initial term upon 12 months’ notice to our Manager.

Our Manager’s Termination Rights.   Our Manager may terminate the management agreement prior to the end of its term in the two following circumstances:

•       First, if any moneys payable by us shall not have been paid within 60 business days of payment having been demanded in writing; or

•       Second, if at any time we materially breach the agreement and the matter is unresolved within 60 days after we are given written notice from our Manager.

Our Termination Rights.   We may terminate the management agreement prior to the end of its term in the two following circumstances upon providing the respective notice:

•       First, if at any time our Manager neglects or fails to perform its principal duties and obligations in any material respect and the matter is unresolved within 20 days after our Manager receives written notice of such neglect or failure from us; or

•       Second, if any moneys payable by the Manager under or pursuant to the management agreement are not promptly paid or accounted for in full within 10 business days by the Manager in accordance with the provisions of the management agreement.

We also may terminate the management agreement immediately under any of the following circumstances:

•       First, if either we or our Manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;

•       Second, if either we or our Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our Manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our Company or the Manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our Company or the Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager’s or our Company’s undertaking, property or assets or if an order is made or a resolution is passed for our Manager’s or our winding up;

•       Third, if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our Manager’s property which is not discharged within 20 business days;

•       Fourth, if the Manager, other than in connection with a reconstruction or amalgamation without insolvency previously approved by us, ceases or threatens to cease, either wholly or substantially, to carry on its business; or

•       Fifth, if either our Manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our Manager respectively for a period of two consecutive months or more.

In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

•       First, if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;

•       Second, if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel’s constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;

•       Third, if the vessel covered by such ship management agreement is requisitioned for title or any other compulsory acquisition of the vessel occurs, otherwise than by requisition by hire; or

•       Fourth, if the vessel covered by such ship management agreement is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within 20 business days.

Non-competition

Our Manager has agreed that, during the term of the management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas does not currently control any such vessel-owning entity or have an equity interest in any such entity, other than Castella Shipping Inc., owner of one 1,700 TEU vessel. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels.

Sale of Our Manager

Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager’s outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager’s outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary).

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2004, 2005 and 2006, we paid premiums of $2.4 million in the aggregate, $3.5 million in the aggregate and $3.4 million in the aggregate, respectively, to The Swedish Club under these insurance policies.

Danaos Management Consultants

Our Chief Executive Officer, Dr. John Coustas, co-founded and has a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our Manager on a complementary basis. Dr. Coustas does not participate in the day-to-day management of Danaos Management Consultants.

Payment of Dividend

We paid no dividends in 2006. Prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

Sofia III

On November 3, 2003, Reynolds Enterprises S.A., our subsidiary and the registered owner of the AIFOS, sold the vessel to Magellan Marine Inc., an entity then affiliated with us by virtue of being wholly-owned by our ultimate principal stockholder, Protector Holdings Inc. Magellan Marine Inc. then bareboat chartered the vessel, which was renamed the Sofia III, to Lito Navigation Inc., our subsidiary. The sale of the AIFOS to Magellan Marine Inc. was undertaken because such vessel was not intended to be in a pool in which it otherwise would have been included. On December 31, 2004, the bareboat charter was terminated and all of the outstanding capital stock of Magellan Marine Inc. was registered to Lito Navigation Inc. Magellan Marine Inc. is the vessel-owning subsidiary of the Sofia III and Lito Navigation Inc., which is wholly-owned by us, is the sole stockholder of Magellan Marine Inc. Each of these transactions was consummated for no consideration. On April 24, 2006, we sold the Sofia III to a third-party drybulk operator for $27.5 million and delivered the vessel to the buyer on May 12, 2006.

Castella Shipping Inc. and Palmosa Shipping Corporation

Our Chief Executive Officer has a 26.0% shareholding interest in Castella Shipping Inc., owner of one 1,700 TEU feeder containership which provides transport between liner vessels and smaller ports in the Mediterranean not directly served by liner vessels. Our Chief Executive had owned a 26.0% economic interest and 51.0% of the voting power in Castella’s former parent, Palmosa Shipping Corporation, or Palmosa, until December 18, 2006. Castella does not, and Palmosa did not, provide feeder or any other services to us or our fleet. Our Manager arranges crewing for Castella, and arranged crewing for Palmosa, on a complementary basis in order to gain access to information regarding the vessel’s maintenance and repair, off hire days, responses to unexpected events arising during voyages and other factors that are considered to be indicative of crewing performance. This allows our Manager to monitor the operational quality of Castella’s vessel (and previously Palmosa’s vessels),  which operate under entirely Ukranian crews arranged by our Manager, thereby providing our Manager with insight into the quality of these crews compared to differently constituted crews.

Offices

We occupy office space that is owned by our Manager and which is provided to us as part of the services we receive under our management agreement.

Seasonal Maritime Corporation

Seasonal Maritime Corporation, an entity wholly-owned by our Chief Executive Officer, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. The interest rate for this loan was LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, we repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel.

We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bore interest at a rate of LIBOR plus 1.0% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing August 14, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under our credit facility with Aegean Baltic-HSH Nordbank.

We borrowed an additional aggregate amount of $25.0 million under an unsecured loan agreement, dated September 25, 2006, with Seasonal Maritime Corporation, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. This loan bore interest at a rate of LIBOR plus 1.0% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $37,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing September 25, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under credit facilities with The Royal Bank of Scotland and Aegean Baltic-HSH Nordbank.

We believe the fees and interest paid under these loan agreements were no less favorable than those we could have obtained in arm’s-length negotiations with an unrelated third party.

Det Norske Veritas

Until May 2006, Mr. Miklós Konkoly-Thege, a member of our Board of Directors, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to us. During the years ended December 31, 2004, 2005 and 2006, we paid $0.5 million, $0.6 million and $0.4 million, respectively, to Det Norske Veritas for these services.

Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of May 15, 2007 held by:

•       each person or entity that we know beneficially owns 5% or more of our common stock;

•       each of our officers and directors; and

•       all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of May 15, 2007 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,557,500 shares of common stock outstanding as of May 15, 2007. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Officers and Directors:
John Coustas(1)	43,687,195	80.0%
Iraklis Prokopakis	443,075	*
Dimitri J. Andritsoyiannis	177,230	*
Andrew B. Fogarty	—	—
Myles R. Itkin	—	—
Miklós Konkoly-Thege	2,000	*
Robert A. Mundell	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	43,687,195	80.0%
All executive officers and directors as a group (7 persons)	44,309,500	81.2%

*                    Less than 1%.

(1)          By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas, his wife and his descendants. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own the shares of common stock owned by Danaos Investments Limited as Trustee of the 883 Trust.

(2)          According to a Schedule 13G jointly filed with the SEC on February 9, 2007 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns 43,687,195 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the trust are Dr. Coustas, his wife and his descendants. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these shares of common stock.

In October 2006, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Accordingly, certain of our principal stockholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other stockholders. As of May 15, 2007, we had approximately five stockholders of record. Two of these stockholders were located in the United States and held an aggregate 10,250,000 shares of common stock representing approximately 18.8% of our outstanding shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 10,249,568 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80.0% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions.

Item 8.                        Financial Information

See “Item 18. Financial Statements” below.

Significant Changes.   No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Legal Proceedings.   In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel’s engine room. After the vessel arrived in Long Beach, California, in June 2001, it was inspected by the U.S. Coast Guard. The Coast Guard found oil in the overboard discharge pipe from the vessel’s oily water separator. Our manager posted bonds to cover potential civil penalties for alleged violations of Annex III of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regulations. The Coast Guard subsequently referred the matter to the U.S. Attorney’s Office for the Central District of California for a criminal investigation into whether members of the vessel’s crew bypassed systems designed to prevent discharges of oil to the water. On June 29, 2001, pursuant to a short-term International Oil Pollution Prevention Certificate, our manager pumped oily bilge water from the vessel’s engine room into tanks aboard the vessel for subsequent lawful disposal.

On July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, divers retained by our manager found oil in the vessel’s starboard sea chest (an opening through which sea water is taken in to cool the engines). The diving service removed and containerized the oily water in the sea chest for subsequent disposal.

The U.S. Attorney’s criminal investigation shifted from the conditions observed in June 2001 to the July 2 release and the events that followed it. Our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government’s practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager’s guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement.

In the five years since the detention of the Henry (ex APL Guatemala), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager has already begun preparation of a proactive management program designed to prevent future non-compliance.

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy.   We currently intend to pay quarterly dividends of $0.44 per share, or $1.76 per share per year. We paid our first quarterly dividend of $0.44 per share on February 14, 2007 and our second quarterly dividend, of $0.44 per share, on May 18, 2007. There can be no assurance, however, that we will pay regular quarterly dividends in the future. We paid no dividends in 2006. Prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this annual report. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—Risk Factors—Risks Inherent in Our Business” for a discussion of the risks related to our ability to pay dividends.

Item 9.                        The Offer and Listing

Our common stock is listed on the New York Stock Exchange under the symbol “DAC.”

Trading on the New York Stock Exchange

Since our initial public offering in the United States in October 2006, our common stock has been listed on the New York Stock Exchange under the symbol “DAC.” The following table shows the high and low sales prices for our common stock during the indicated periods.

	High	Low
2006 (Annual)	$24.10	$19.61
2006
Fourth Quarter (October 6 to December 31)	24.10	19.61
October (October 6 to October 31)	21.45	20.06
November	22.69	19.61
December	24.10	22.09
2007
First Quarter	26.53	23.25
January	25.23	23.63
February	24.97	23.25
March	26.53	23.94
Second Quarter (through May 25)	33.55	26.11
April	29.79	26.11
May (through May 25)	33.55	28.14

Item 10.                 Additional Information

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value per share, of which, as of December 31, 2006 and May 15, 2007, 54,557,500 shares were issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $.01 par value per share, of which, as of December 31, 2006 and May 15, 2007, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of shares of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

There were 500 shares of common stock outstanding on October 7, 2005, the date our company was domesticated in the Republic of The Marshall Islands. On September 18, 2006 we effected an 88,615-for-1 stock split.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Stockholder Rights Plan

General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our stockholders prior to our initial public offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to this annual report.

Detachment of the Rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•       10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•       10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Existing stockholders and their affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•       our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•       any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of Rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•       we are acquired in a merger or other business combination transaction; or

•       50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of Rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•       any person other than our existing stockholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•       the occurrence of a flip-over event.

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•       to cure any ambiguity, omission, defect or inconsistency;

•       to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•       to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Memorandum and Articles of Association

Our purpose is to engage in any lawful act or activity relating to the business of chartering, rechartering or operating containerships, drybulk carriers or other vessels or any other lawful act or activity customarily conducted in conjunction with shipping, and any other lawful act or activity approved by the board of directors. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors or, at the request of the holders of a majority of our issued and outstanding stock entitled to vote on the matters proposed to be considered at such meeting, or by our secretary. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment

Under the Marshall Islands Business Corporations Act, or the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and to receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands in which our Marshall Islands office is situated or in any appropriate jurisdiction outside the Marshall Islands in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan.” Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by our board of directors or, at the request of holders of a majority of the common stock entitled to vote at such meeting, by our secretary.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested stockholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•       any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•       any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•       certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•       any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of us, determined on a consolidated basis, or the aggregate value of all the outstanding stock of us;

•       certain transactions that result in the issuance or transfer by us of any stock of the corporation to the interested stockholder;

•       any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested stockholder or any affiliate or associate of the interested stockholder; and

•       any receipt by the interested stockholder of the benefit directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

•       before a person became an interested stockholder, our board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

•       upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•       at or following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interest stockholder;

•       the stockholder was or became an interested stockholder prior to the consummation of the initial public offering of our common stock under the Securities Act;

•       a stockholder became an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between our company and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

•       the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)             a merger or consolidation of our company (except for a merger in respect of which, pursuant to the BCA, no vote of the stockholders of our company is required);

(ii)         a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of our company or of any direct or indirect majority-owned subsidiary of our company (other than to any direct or indirect wholly-owned subsidiary or to our company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of our company determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)     a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Material Contracts

The following is a summary of each material contract that we have entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report on Form 20-F. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this Annual Report on Form 20-F.

(a)          Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation. For a description of the Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreement.”

(b)         Restrictive Covenant Agreement, dated October 11, 2006, between Danaos Corporation and Dr. John Coustas. For a description of the Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas, please see “Item 7. Major Shareholders and Related Party Transactions—Non-competition.”

(c)          Stockholder Rights Agreement, dated September 18, 2006, between Danaos Corporation and American Stock Transfer & Trust Company, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—Share Capital—Stockholder Rights Plan.”

(d)         Credit Facilities.

HSH Nordbank Credit Facility

On December 17, 2002, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $60.0 million credit facility with HSH Nordbank AG and Dresdner Bank, which we refer to as the HSH Nordbank credit facility, with a term of 10 years to finance a portion of the purchase price of the Vancouver Express (ex P&O Nedlloyd Caribbean) and the Maersk Derby (ex P&O Nedlloyd Caracas). As of May 15, 2007, $48 million was outstanding under this credit facility.

The interest rate on the HSH Nordbank credit facility is LIBOR plus 0.775%. Beginning on June 11, 2004, we began repaying the principal amount of this loan, which is payable in 40 consecutive quarterly installments of $1.0 million together with a balloon payment of $20.0 million payable with the final installment.

KEXIM Credit Facility

On May 13, 2003, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $124.4 million credit facility with the Export-Import Bank of Korea, which we refer to as our KEXIM credit facility, for a term of 12 years to finance a portion of the purchase price of the CSCL Europe and the CSCL America. As of May 15, 2007, $98.9 million was outstanding under this credit facility.

Interest on borrowings under the KEXIM credit facility accrues at a rate of 5.0125%, which includes a fee of 0.3725% per annum. Beginning on December 15, 2004, we began repaying the principal amount of this loan in 48 consecutive quarterly installments of $2.6 million (except for the first installment of $1.5 million) plus installments of $1.3 million, $1.0 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

In connection with our KEXIM facility, on November 15, 2004, we entered into an interest rate hedging transaction with RBS. The transaction is an amortizing interest rate swap, with the end result being the conversion of the fixed rate payable on the loan to a floating rate (U.S. dollar LIBOR). The notional amortizing schedule of the swap exactly mirrors the amortization schedule of the above loan.

KEXIM-Fortis Credit Facility

On January 29, 2004, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Capital, which we refer to as the KEXIM-Fortis credit facility, repayable over 12 years commencing with the delivery of the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As of May 15, 2007, $141.2 million was outstanding under this credit facility and there was no undrawn funds available.

The KEXIM-Fortis credit facility is organized in two tranches, Tranche A and Tranche B. Each of Tranche A and Tranche B is comprised of two parts. One part of Tranche A, consisting of $67.5 million, and Tranche B, consisting of $4.5 million, is attributable to the CSCL Pusan. The second part of Tranche A, consisting of $67.5 million, and Tranche B, consisting of $4.5 million, is attributable to the CSCL Le Havre (ex HN 1561). The portion of Tranche A attributable to the CSCL Pusan (ex HN 1559) is repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007. The portion of Tranche B attributable to the CSCL Pusan consists of a balloon payment of $4.5 million payable with the final installment of Tranche A on September 8, 2018. The portion of Tranche A attributable to the CSCL Le Havre is repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007. The portion of Tranche B attributable to the CSCL Le Havre consists of a balloon payment of $4.5 payable with the final installment of Tranche A on March 15, 2019.

Interest on borrowings under both tranches of the KEXIM-Fortis credit facility accrues at a rate of 5.02%, which includes a fee of 0.27% per annum. In addition, a commitment fee of 0.30% per annum has been accruing on the undrawn balance of Tranche A since February 2, 2004, the date of the first drawing thereunder, and a commitment fee of 0.50% per annum has been accruing on the undrawn balance of Tranche B since January 29, 2004.

Aegean Baltic-HSH Nordbank Credit Facility

On November 14, 2006, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million revolving and term loan credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG, which we refer to as the Aegean Baltic-HSH Nordbank credit facility. The Aegean Baltic-HSH Nordbank credit facility is divided into two revolving credit tranches, Tranche A and Tranche B. Tranche A of the credit facility is for a committed amount of

$200.0 million and is collateralized by mortgages and other security relating to the APL Belgium, the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Henry, the Hyundai Commodore, the Hyundai Duke and the Independence. We used the borrowings under Tranche A to refinance outstanding indebtedness under our existing credit facility with Aegean Baltic Bank, which was collateralized by mortgages and other security relating to the APL Belgium, the APL Scotland and the Hyundai Commodore. Tranche B of the Aegean Baltic-HSH Nordbank credit facility is for a maximum amount of $500.0 million. Tranche B is to be used to provide financing for future vessel acquisitions, or other ship financing or corporate activities. The interest rate on the Aegean Baltic-HSH Nordbank credit facility is 0.75% over LIBOR. The revolving period commenced on November 14, 2006 and will have a duration of five years. The loan is repayable in up to 20 consecutive quarterly installments beginning in 2011 and a balloon payment, if applicable, together with the last payment due in 2016. As of May 15, 2007, $275.0 million was outstanding under the Aegean Baltic-HSH Nordbank credit facility and $425.0 million of undrawn availability remained available under Tranche B to us for future borrowings.

Royal Bank of Scotland Credit Facility

On February 20, 2007, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million senior revolving credit facility with The Royal Bank of Scotland, which we refer to as the RBS credit facility. The RBS credit facility is divided into two revolving credit tranches, Tranche A and Tranche B. Tranche A of the credit facility is made available in four advances. Advance 1 of Tranche A is in an amount of up to $38.0 million and collateralized by the MOL Confidence. Advance 2 is in an amount of up to $22.0 million and collateralized by mortgages and other security relating to the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg and the Maersk Constantia. Advance 3 is in an amount of up to $46.0 million and collateralized by mortgages and other security relating to the YM Yantian and the Norasia Hamburg. Advance 4 is in an amount of up to $32.0 million and collateralized by mortgages and other security relating to the Victory I and the YM Milano. We used the borrowings under Tranche A for working capital and to refinance outstanding indebtedness under our existing credit facility with RBS, which was collateralized by mortgages and other security relating to the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg and the Maersk Constantia, as well as the APL Holland, the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C, and the MV Achilleas, which we have sold. Tranche B of the RBS credit facility is for a maximum amount of $500.0 million. Tranche B may be used to provide financing for a portion of our contracted fleet, future vessel acquisitions or our other ship financing or corporate activities. The revolving period commenced on February 21, 2007 and will have a duration of five years. The interest rate on the RBS credit facility is 0.75% over LIBOR. As of May 15, 2007, $150.0 million was outstanding under the RBS credit facility and $550.0 million of undrawn availability remained available ($50 million available under Tranche A and $500 million available under Tranche B) to us for future borrowings.

Sixty-six months after the first drawdown, the available credit limit under Advance 1 of Tranche A will be reduced by two semi-annual reductions of $16.7 million, and a balloon reduction of $4.6 million together with the last reduction. Six months after the first drawdown, the available credit limit under Advance 2 of Tranche A will be reduced by four semi-annual reductions of $0.75 million, and a balloon reduction of $19.0 million together with the last reduction. Eighteen months after the first drawdown, the available credit limit under Advance 3 of Tranche A will be reduced by four semi-annual reductions of $9.5 million, and a balloon reduction of $8.0 million together with the last reduction. Six months after the first drawdown, the available credit limit under Advance 4 of Tranche A will be reduced by four semi-annual reductions of $6.5 million, and a balloon reduction of $6.0 million together with the last reduction. Each advance made under Tranche B for the financing of a newbuilding will have a term of 10 years from the first drawdown, and there will be no reductions in the available credit limit under each advance until five years after the first drawdown under Tranche A. Six months after this five-year period ends, the available credit limit under each advance will likewise be reduced by equal semi-annual reductions, together with a balloon reduction equal to the balloon reduction that will be payable as though Tranche B were a 10-year loan repayable on an 18-year straight-line basis. Advances under Tranche B for the purchase of secondhand vessels have similar repayment terms, with slightly shorter time periods for repayment, depending upon the age of the vessel.

Seasonal Maritime Corporation Credit Facilities

We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bore interest at a rate of LIBOR plus 1.0% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing August 14, 2006.

We borrowed an additional aggregate amount of $25.0 million under an unsecured loan agreement, dated September 25, 2006, with Seasonal Maritime Corporation, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. This loan bore interest at a rate of LIBOR plus 1.0% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $37,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing September 25, 2006.

We believe the fees and interest payable under these loan agreements were no less favorable than those we could obtain in arm’s-length negotiations with an unrelated third party. We repaid the entire amount outstanding under these loans on December 28, 2006, with borrowings made under our RBS and Aegean Baltic-HSH Nordbank credit facilities.

(e)          Secondary Put and Call Agreements.   We entered into secondary put and call agreements with Allco Finance (UK) Limited with respect to the Maersk Derby (ex P&O Nedlloyd Caracas), Vancouver Express (ex P&O Nedlloyd Caribbean), CSCL America, CSCL Europe, CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561) on February 18, 2004, February 18, 2004, March 11, 2004, March 11, 2004, November 30, 2004 and November 30, 2004, respectively. For a description of our secondary put and call agreements, please see “Item 4. Information on the Company—Our Fleet—Leasing Arrangements—CSCL Europe, CSCL America, Maersk Derby (ex P&O Nedlloyd Caracas), Vancouver Express (ex P&O Nedlloyd Caribbean), CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561).”

Exchange Controls and Other Limitations Affecting Stockholders

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Tax Considerations

Marshall Islands Tax Considerations

We are a Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders will not be subject to Marshall Islands taxation or withholding on dividends and other distributions, including upon a return of capital, we make to our stockholders. In addition, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and our stockholders will not be required by the Republic of The Marshall Islands to file a tax return relating to the common stock.

Each prospective stockholder is urged to consult their tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of them.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations which conduct business in Liberia and are (and were under the prior law) subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated that the regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

If, however, our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate shareholder of the Liberian subsidiaries we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are in effect and available and subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to “we” and “us” are to Danaos Corporation and its subsidiaries on a consolidated basis, unless the context otherwise requires.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, operating or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “United States-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross United States-source shipping income, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, for taxable years after 2005 we will be exempt from United States federal income taxation on our United States-source shipping income if:

(1)         we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

(2)         either

(A)  more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test”; or

(B)  our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

We believe, based on Revenue Ruling 2001-48, 2001-2 C.B. 324, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Singapore, an exchange of notes between the United States and Singapore, 1990-2 C.B. 323, (each an “Exchange of Notes”) that the Marshall Islands, Liberia, Cyprus and Singapore, the jurisdictions in which we and our ship-owning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, we believe that, for taxable years after 2005, we will be exempt from United States federal income taxation with respect to our United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. For taxable years following 2005, it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2006 our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is our sole class of stock we satisfied the listing requirement for 2006 and expect to continue to satisfy this requirement for subsequent taxable years.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2006 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2006 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

More than 50% of our shares of common stock are owned by 5% stockholders. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by “qualified stockholders” that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a “qualified stockholder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

Approximately 80.0% of our shares will be treated, under applicable attribution rules, as owned by the Coustas Family Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the Coustas Family Trust transfers some or all of our shares that it holds, Dr Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the Coustas Family Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. Accordingly there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime. Many of our charters contain provisions obligating the charter to reimburse us for amounts paid in respect of the 4% tax with respect to the activities of the vessel subject to the charter.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our U.S.-source shipping income, other than leasing income, will be considered “effectively connected” with the conduct of a United States trade or business only if:

•       we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•       substantially all (at least 90%) of our U.S.-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for operatings that begin or end in the United States.

Our U.S.-source shipping income from leasing will be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•       we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•       substantially all (at least 90%) of our U.S.-source shipping income from leasing is attributable to such fixed place of business.

For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States unless any gain from such sale is expected to qualify for exemption under Section 883.

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status and Material U.S. Federal Tax Consequences”); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates.

Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for the benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax described above may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Material U.S. Federal Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

•       at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•       at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute “passive income” unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2006. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. There is legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this opinion. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is treated as a PFIC by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•       the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•       the amount allocated to the current taxable year would be taxed as ordinary income; and

•       the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing Holder who is an individual dies before January 1, 2010, while owning our common stock, such holder’s successor generally will not receive a step-up in tax basis with respect to such stock.

Under recently issued temporary regulations, if a United States Holder held our common stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our common stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of our common stock for their fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a “controlled foreign corporation” for United States tax purposes for the taxable year that included the termination date, then a United States Holder could make a deemed dividend election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described in the second preceding paragraph. The United States Holder would increase his, her or its basis in our common stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we will generally be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, common stock having 10% or more of the total voting power of our common stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our common stock.

A deemed sale or deemed dividend election must be made on the United States Holder’s original or amended return for the shareholder’s taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a “Non-United States Holder.”

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•       the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•       the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a noncorporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:

•       fails to provide an accurate taxpayer identification number;

•       is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

•       in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder’s income tax liability by filing a refund claim with the IRS.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

In connection with certain of our credit facilities under which we pay a fixed rate of interest, we entered into interest rate swap agreements designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps will be performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2006.

Counter-party	Effective Date	Termination Date	Notional Amount on Effective Date	Contracted Rate	Swap Rate	Fair Value December 31, 2006
	(Dollars in thousands)
RBS	12/15/2004	8/27/2016	$60,528	5.01% p.a.	LIBOR plus 0.84% p.a.	$(1,772)
RBS	11/17/2004	11/2/2016	$62,342	5.01% p.a.	LIBOR plus 0.86% p.a.	(1,889)
RBS	11/28/2008	11/28/2013	$100,000	4.855%p.a.	LIBOR	482
RBS	11/28/2008	11/28/2013	$100,000	4.875%p.a.	LIBOR	401
RBS	11/28/2008	11/28/2013	$100,000	4.780%p.a.	LIBOR	786
HSH	12/8/2008	12/8/2009	$200,000	4.739%p.a.	LIBOR	1,292
HSH	12/8/2008	12/8/2014	$400,000	4.855%p.a.	LIBOR	2,872
Total fair value						$2,172

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS 133,” and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” which has been effective for us since January 1, 2001, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. We consider our strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk pose by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

The total fair value change of the interest rate swaps for the period from January 1, 2006 until December 31, 2006 amounted to $(0.33) million, and is included in our statement of income in “Gain/(Loss) on Fair Value of Derivatives.” The total fair value change of the interest rate swap from June 15, 2006 (inception of the hedge) to December 31, 2006 was $2.64 million. The related liability of $3.66 million is shown under “Other Liabilities (long-term)” in our Balance Sheet. The total fair value change of the underlying hedged debt for the period from June 15, 2006 until December 31, 2006 amounted to $(2.29) million and is included in our statement of income in “Gain/(Loss) on Fair Value of Derivatives.” The net ineffectiveness for December 31, 2006 amounted to $2.62 million and is shown in our statement of income under “Gain/(Loss) on Fair Value of Derivatives.”

Cash Flow Interest Rate Swap Hedges

We, according to our long-term strategic plan to maintain relative stability in our interest rate exposure, have decided to swap part of our interest expenses from floating to fixed. To this effect, we have entered into five interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month U.S. Dollar LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement immediately.

The total fair value change of the interest rate swaps from their inception in November and December 2006 until December 31, 2006 amounted to $5.8 million, and is included in “Other Comprehensive Income” in our statement of income. There was no ineffective portion for the period of the hedge. The estimated amount of the existing gain on December 31, 2006 that is expected to be reclassified as earnings in the next twelve months from December 31, 2006 is nil.

Assuming no changes to our borrowings or hedging instruments after May 15, 2007, a one-percentage point increase in interest rates would result in a decrease of approximately $3 million in earnings and cash flow while any change in the fair value of our interest rate swap agreements should be neutralized by a corresponding change in “Other Comprehensive Income” as long as our hedging is deemed effective.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2006 we incurred approximately 43.1% of our expenses in currencies other than U.S. dollars. As of December 31, 2006, approximately 42.4% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than as described below with respect to expected inflows in connection with the leasing transactions with respect to vessels in our fleet and we do not use financial instruments for trading or other speculative purposes. We have recognized these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts did not qualify as hedging instruments until June 30, 2006, and thus, we have recognized changes in their fair value in our current period earnings. As of July 1, 2006 these foreign currency forward contracts qualify for hedge accounting and, accordingly, since that time changes in the fair value of these instruments are not recognized in current period earnings.

In connection with the leasing arrangements with respect to five containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559), and one 9,580 TEU containership under construction, the CSCL Le Havre (ex HN 1561), we are entitled to a predetermined amount denominated in British pounds, expected to be equal to approximately 75% of the original purchase price of each vessel, if the put option to sell the equity interest in the partnership which owns these vessels to an entity which can be controlled by us at our option is not exercised with respect to any or all of these vessels. If the value of the British pound declines against the dollar we may have to make provision in our financial statements for foreign currency exchange loss. Although we have entered into forward contracts to economically hedge our exposure to currency fluctuations in connection with certain aspects of the leasing transactions as described below, we have not hedged against fluctuations in the value of the British pound against the dollar with respect the value of the deposit to which we would be entitled if the put option is not exercised, and as a result our operating results could be affected if the value of the British pound against the dollar were to deteriorate at the time the deposits are returned to us.

We entered into foreign currency forward contracts in 2004 to economically hedge our exposure to fluctuations of anticipated cash inflows in British pounds relating to the leasing arrangements. Under the contracts, we will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012).  These foreign currency forward contracts did not qualify as hedging instruments until June 30, 2006, and thus, we have recognized changes in their fair value in our current period earnings. As of July 1, 2006 these foreign currency forward contracts qualify for hedge accounting and, accordingly, since that time changes in the fair value of these instruments are not recognized in current period earnings.

The total fair value change of the forward contracts for the period from July 1, 2006 (inception of the hedge) until December 31, 2006 amounted to $(1.92) million of which $(1.89) million is included in “Other Comprehensive Income” and the remaining $(0.028) million net ineffectiveness is shown in our statement of income under “Gain/(Loss) on fair value of derivatives.” The estimated amount as at December 31, 2006 that is expected to be reclassified as a loss in the next twelve months is $(0.90) million. The change in fair value of the forward contracts from January 1, 2006 to June 30, 2006 amounted to $(3.08) million and is shown in our statement of income under “Gain/(Loss) on fair value of derivatives.”

As of December 31, 2006 we had recorded the fair value of derivative instrument assets of $5.83 million in “Other assets (non current)” and derivative instrument liabilities of $1.47 million in “Other liabilities (current)” and $5.78 million in “Other liabilities (non current)” on our balance sheet.

We do not believe that we have significant risk exposure to foreign currency fluctuations relating to our operating expenses.

Item 12.                 Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

We adopted a stockholder rights plan on September 18, 2006 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—Description of Capital Stock—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

Our registration statement on Form F-1 (Reg. No. 333-137459) relating to our initial public offering of 10,250,000 shares of common stock was declared effective by the SEC on October 5, 2006 and the offering commenced on that date. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets served as managing underwriters of the offering. The shares of common stock were sold at a public offering price of $21.00 for gross offering proceeds of $215,250,000. The discount to the underwriters was $1.365 per common share for a total underwriting discount of $13,991,250 and we incurred other expenses (including filing, legal and accounting fees) of approximately $3.0 million, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our capital stock. The total net proceeds to us from the offering were $198.2 million.

On October 18, 2006, the net proceeds from this offering were used to repay outstanding indebtedness of $99.1  million under our credit facility with RBS and on October 31, 2006, the net proceeds from this offering were used to repay outstanding indebtedness of $99.1 million under our credit facility with Aegean Baltic Bank. These RBS and Aegean Baltic Bank credit facilities had maturity dates of October 15, 2013 and June 30, 2013, respectively, and bore interest at rates of LIBOR plus 0.8% and LIBOR plus 0.825%, respectively. These facilities were repaid in full with borrowings under our new credit facilities with RBS and Aegean Baltic Bank and HSH Nordbank. These new RBS and Aegean Baltic Bank-HSH Nordbank credit facilities have maturity dates of February 2022 and November 2016, respectively, and bear interest at rates of LIBOR plus 0.75% and LIBOR plus 0.75%, respectively.

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation the chief executive officer and chief financial officer concluded that our disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of  the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Item 16A.         Audit Committee Financial Expert

Danaos’ Audit Committee consists of three independent directors, Andrew B. Fogarty, Miklos Konkoly Thege, and Myles R. Itkin. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in “Item 6. Directors, Senior Management and Employees,” qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is a United States Certified Public Accountant and independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B.        Code of Ethics

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com.  We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the fiscal year ended December 31, 2006.

Item 16C.        Principal Accountant Fees and Services

PricewaterhouseCoopers S.A., or PricewaterhouseCoopers, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2004, 2005 and 2006.

The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers services performed in 2005 and 2006 and breaks down these amounts by the category of service.

	2005	2006
	(In Thousands)
Audit fees	$286.8	$260.0
Audit-related fees	170.0	180.8
Tax fees	7.3	4.6
All other fees	0	0
Total fees	$464.1	$445.4

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

Audit-related fees include audit fees in connection with our initial public offering.

Tax Fees

The tax fees include the aggregate fees billed for certain tax related consultations and other work which are not reported under audit services, including the submission of zero tax returns in Singapore in relation to certain of our vessels owned by Singapore incorporated vessel holding companies.

Other Fees

PricewaterhouseCoopers did not provide any other services that would be classified in this category in 2006 or 2005.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, requiring the audit committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

The Audit Committee approved all of the non-audit services described above to the extent arising subsequent to the completion of our initial public offering, and the concurrent establishment of our Audit Committee, and determined that the provision of the non-audit services described above is compatible with maintaining the independence of PricewaterhouseCoopers.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17.                 Financial Statements

Not Applicable.

Item 18.                 Financial Statements

Reference is made to pages F-1 through F-32 included herein by reference.

Item 19.                 Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Amended and Restated Bylaws*
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation*
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)*
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas*
4.4	Stockholder Rights Agreement*
4.5	2006 Equity Compensation Plan*
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG*
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea*
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp.*
4.9	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation*
4.10	Secondary Put and Call Agreement, dated February 18, 2004, with Allco Finance (UK) Limited with respect to the Maersk Derby (ex P&O Nedlloyd Caracas)*
4.11	Secondary Put and Call Agreement, dated February 18, 2004, with Allco Finance (UK) Limited with respect to the Vancouver Express (ex P&O Nedlloyd Caribbean)*
4.12	Secondary Put and Call Agreement, dated March 11, 2004, with Allco Finance (UK) Limited with respect to the CSCL America*
4.13	Secondary Put and Call Agreement, dated March 11, 2004, with Allco Finance (UK) Limited with respect to the CSCL Europe*
4.14	Secondary Put and Call Agreement, dated November 30, 2004, with Allco Finance (UK) Limited with respect to the CSCL Pusan (ex HN 1559)*
4.15	Secondary Put and Call Agreement, dated November 30, 2004, with Allco Finance (UK) Limited with respect to the CSCL Le Havre (ex HN 1561)*
4.16	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation*
4.17	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG
4.18	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland
8	Subsidiaries
11.1	Code of Business Conduct and Ethics

11.2	Code of Conduct
11.3	Code of Ethics
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
13.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*                    Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC and hereby incorporated by reference to such Registration Statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ DIMITRI J. ANDRITSOYIANNIS
	Name:	Dimitri J. Andritsoyiannis
	Title:	Vice President and CFO
Date: May 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Danaos Corporation

We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.

March 27, 2007

DANAOS CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars, except share and per share amounts)

		Years ended December 31,
	Notes	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$38,000	$43,075
Restricted cash	3	724	2,493
Accounts receivable, net		14,107	2,170
Inventories		2,591	3,772
Prepaid expenses		870	1,338
Due from related parties	13	4,544	2,863
Net investment in finance lease, current portion		860	—
Other current assets	8	2,316	3,989
Total current assets		64,012	59,700
NON-CURRENT ASSETS
Fixed assets, net	4,12	$654,222	$1,016,608
Advances for vessel acquisitions		12,350	12,350
Advances for vessels under construction	5	161,375	193,016
Accounts receivable in respect of lease agreements, net of current portion	9	44,619	—
Deferred charges, net	6	7,758	9,399
Other assets		1,422	6,117
Total non-current assets		881,746	1,237,490
Total assets		$945,758	$1,297,190
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7	$6,065	$9,652
Accrued liabilities	10	2,905	5,093
Long-term debt, current portion	12	57,521	22,760
Other current liabilities	11a	—	1,466
Unearned revenue		3,993	6,743
Total current liabilities		70,484	45,714
LONG-TERM LIABILITIES
Long-term debt, net of current portion	12	$609,217	$639,556
Unearned revenue, net of current portion	4c	—	10,514
Other liabilities	11b	3,332	35,554
Total long-term liabilities		612,549	685,624
Total liabilities		$683,033	$731,338
Commitments and Contingencies	18	—	—
STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (200,000,000 common shares, par value $.01, authorized and 44,307,500 and 54,557,500 common shares, par value $.01 issued and outstanding as of December 31,2005 and December 31,2006)	20	443	546
Additional paid-in capital		90,529	288,530
Other comprehensive income		—	3,941
Retained earnings		171,753	272,835
Total stockholders’ equity		262,725	565,852
Total liabilities and stockholders’ equity		$945,758	$1,297,190

The accompanying notes are an integral part of these consolidated financial statements.

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States Dollars, except share and per share amounts)

		Years ended December 31,
	Notes	2004	2005	2006
OPERATING REVENUES	17	$208,268	$241,381	$245,588
OPERATING EXPENSES:
Voyage expenses		(6,314)	(7,525)	(7,282)
Vessel operating expenses		(46,247)	(53,883)	(60,742)
Depreciation	4	(31,694)	(27,114)	(31,111)
Amortization of deferred drydocking and special survey costs	6	(2,096)	(3,922)	(5,425)
Bad debts expense		(429)	(200)	(421)
General and administration expenses		(4,050)	(5,058)	(7,574)
Gain on sale of vessels	19	7,667	—	14,954
Income From Operations		125,105	143,679	147,987
OTHER INCOME (EXPENSE):
Interest income		2,638	6,345	3,605
Interest expenses		(11,559)	(23,415)	(29,240)
Other finance (costs) income , net		1,424	(7,081)	1,938
Other income (expenses), net		1,076	491	(16,580)
Gain/(Loss) on fair value of derivatives		(2,225)	2,831	(6,628)
Total Other Income (Expenses), net		(8,646)	(20,829)	(46,905)
Net Income		$116,459	$122,850	$101,082
EARNINGS PER SHARE
Basic and diluted net income per share		$2.63	$2.77	$2.16
Basic and diluted weighted average number of shares		44,307,500	44,307,500	46,750,651

The accompanying notes are an integral part of these consolidated financial statements.

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
(Expressed in thousands of United States Dollars)

					Accumulated
		Common Stock			Other
	Comprehensive	Number of	Par	Paid in	Comprehensive	Retained
	Income	shares	value	Capital	Income	Earnings	Total
Balance as of January 1, 2004	$—	44,308	$443	$98,824	$—	$189,399	$288,666
Changes during the year ended December 31, 2004
Net income	116,459	—	—	—	—	116,459	116,459
Contributions/ (Distributions)	—	—	—	(8,295)	—	—	(8,295)
Dividends	—	—	—	—		(12,362)	(12,362)
Balance as of December 31, 2004	116,459	44,308	$443	$90,529	$—	$293,496	$384,468
Changes during the year ended December 31, 2005
Net Income	122,850	—	—	—	—	122,850	122,850
Dividends	—	—	—	—	—	(244,593)	(244,593)
Balance as of December 31, 2005	122,850	44,308	$443	$90,529	$—	$171,753	$262,725
Changes during the year ended December 31, 2006
Comprehensive income:
Net Income	101,082	—	—	—	—	101,082	101,082
Unrealised gain on cash flow hedges-net	3,941	—	—	—	3,941	—	3,941
Issuance of common stock	—	10,250	103	198.001	—	—	198,104
Balance as of December 31, 2006	$105,023	54,558	$546	$288,530	$3,941	$272,835	$565,852

The accompanying notes are an integral part of these consolidated financial statements.

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	Years ended December 31,
	2004	2005	2006
Cash Flows from Operating Activities:
Net income	$116,459	$122,850	$101,082
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	31,694	27,114	31,111
Amortization of deferred drydocking and special survey costs	2,096	3,922	5,425
Written off amount of drydocking / special survey	—	—	385
Written off amount of finance costs	—	—	396
Amortization of finance costs	—	101	135
Payments for drydocking /special survey	(5,159)	(4,505)	(8,037)
Gain on sale of vessels	(7,667)	—	(14,954)
Change in fair value of derivative instruments	1,274	(1,939)	3,440
Change in fair value of hedged debt	—	—	2,293
(Increase)/Decrease in:
Accounts receivable ,short and long-term	(2,773)	4,676	(3,034)
Inventories	(1,092)	156	(1,181)
Prepaid expenses	(753)	520	(468)
Due from related parties	3,043	(3,726)	1,681
Net investment in finance lease	3,494	3,694	860
Other assets, short and long-term	(14,119)	12,673	(1,958)
Increase/(Decrease) in:
Accounts payable	(1,012)	501	3,587
Accrued liabilities	2,676	(3,189)	2,188
Unearned revenue (including long-term)	895	(613)	(1,152)
Other liabilities, short and long term	—	—	29,779
Net Cash provided by Operating Activities	129,056	162,235	151,578
Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessel acquisitions	—	(12,350)	(171,749)
Vessels under construction	(170,128)	(28,188)	(185,148)
Proceeds from sale of vessels	15,381	—	26,798
Net Cash used in Investing Activities	(154,747)	(40,538)	(330,099)
Cash Flows from Financing Activities:
Proceeds from long-term debt	149,167	400,000	304,596
Proceeds from related party loans	—	—	130,375
Payments of long-term debt	(82,754)	(339,937)	(317,390)
Payments of related party loans			(130,375)
Contributions/(Distributions) from/(to) stockholders	(8,295)	—	201,259
Dividends paid	(12,362)	(244,593)	—
Deferred finance costs	—	(791)	(925)
Deferred public offering costs	—	(980)	(2,175)
Decrease/(increase) of restricted cash	(623)	5,596	(1,769)
Net Cash(used in)/ provided by Financing Activities	45,133	(180,705)	183,596
Net Increase/(Decrease) in Cash and Cash Equivalents	19,442	(59,008)	5,075
Cash and Cash Equivalents, Beginning of Year	77,566	97,008	38,000
Cash and Cash Equivalents, End of Year	$97,008	$38,000	$43,075
Supplementary Cash Flow information
Cash paid for interest	$11,084	$24,283	$26,352
Non-cash capitalized interest on vessels under construction	$2,916	$5,275	$6,079
Non-cash lease liability related to vessel acquisition	—	—	$14,416

The accompanying notes are an integral part of these consolidated financial statements.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                    Basis of Presentation and General Information

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies (the “Danaos Subsidiaries”) listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation.Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increases to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. See note 20 for additional information regarding stockholders’ equity.

The Company’s vessels operate worldwide, carrying containers and dry cargo for many of the world’s leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning subsidiaries whose principal activity is the ownership and operation of container and dry cargo type vessels (see note 2) that are under the exclusive management of a related party of the Company (see note 13).

The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of December 31, 2006, Danaos included the vessel owning companies listed below:

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	DWT	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	Container	1984	—	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	Container	1989	—	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	Container	1989	—	3,908
Peninsula Maritime Inc.	June 10, 1997	Eagle Express	Container	1978	—	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	Container	1991	—	2,917

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	Container	1990	—	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	Container	1991	—	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	Container	1998	—	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	Container	1986	—	3,039
Ferrous Shipping (Private) Ltd.	December 6, 2000	APL England	Container	2001	—	5,506
Cobaltium Shipping (Private) Ltd.	December 6, 2000	APL Scotland	Container	2001	—	5,506
Lissos Shipping (Private) Ltd.	February 16, 2001	APL Holland	Container	2001	—	5,506
Orchid Navigation Corp.	May 20, 1996	Dimitris C	Dry cargo	1994	43,814	—
Roberto C Maritime Inc.	February 19, 2002	Roberto C	Dry cargo	1994	45,210	—
Alexandra Navigation Inc.	March 5, 2002	Alexandra I	Dry cargo	1994	69,090	—
Mercator Shipping Inc.	April 4, 2002	MV Achilleas	Dry cargo	1994	69,180	—
Ortelius Maritime Inc.	April 4, 2002	Fivos	Dry cargo	1994	69,659	—
Independence Navigation Inc.	October 9, 2002	Independence	Container	1986	—	3,045
Maria C Maritime Inc.	February 19, 2002	Maria C	Dry cargo	1994	45,205	—
Lato Shipping (Private) Ltd.	February 16, 2001	APL Belgium	Container	2002	—	5,506
Victory Shipholding Inc.	October 9, 2002	Victory I	Container	1988	—	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	Container	1992	—	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	Container	1992	—	4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	Container	1977	—	3,101
Sederberg Maritime Inc.	June 11, 2003	S.A. Sederberg	Container	1978	—	3,101
Winterberg Maritime Inc.	June 11, 2003	S.A. Winterberg	Container	1978	—	3,101

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	Container	1979		—	3,101
Containers Services Inc.	May 30, 2002	Vancouver Express (ex P&O Nedlloyd Caribbean)	Container	2004		—	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby (ex P&O Nedlloyd Caracas)	Container	2004		—	4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	Container	2004		—	8,468
Oceanprize Navigation Ltd.	January 20, 2003	CSCL America	Container	2004		—	8,468
Federal Marine Inc.	February 14,2006	MOL Confidence	Container	1994		—	4,651
Karlita Shipping Co. Ltd.	February 21, 2003	CSCL Pusan	Container	2006		—	9,580
Ramona Marine Co. Ltd.	February 21, 2003	CSCL Le Havre	Container	2006		—	9,580
Boxcarrier (No 6) Corp.	June 27, 2006	Maersk Marathon	Container	1991		—	4,814
Boxcarrier (No 7) Corp.	June 27, 2006	Maersk Messologi	Container	1991		—	4,814
Boxcarrier (No 8) Corp	November 16, 2006	Maersk Mytilini	Container	1991		—	4,814
Vessels under contract
Auckland Marine Inc.	January 27, 2005	Norasia Integra	Container	2004	**	—	4,300
Wellington Marine Inc.	January 27, 2005	Norasia Atria	Container	2004	***	—	4,300
Vessels under construction
Seacarriers Services Inc.	June 28, 2005	Hull No. 1639	Container	2007	*	—	4,253
Seacarriers Lines Inc.	June 28, 2005	Hull No. 1640	Container	2007	*	—	4,253

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Bayview Shipping Inc.	March 22, 2006	Hull No. 1670	Container	2008	*	—	4,253
Channelview Marine Inc.	March 22, 2006	Hull No. 1671	Container	2008	*	—	4,253
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	Container	2008	*	—	4,253
Continent Marine Inc	March 22, 2006	Hull No. 1673	Container	2008	*	—	4,253
Medsea Marine Inc	May 8, 2006	Hull No. 1698	Container	2009	*	—	4,253
Blacksea Marine Inc	May 8, 2006	Hull No. 1699	Container	2009	*	—	4,253
Boxcarrier (No 1) Corp.	June 27, 2006	Hull No. S4001	Container	2009	*	—	6,500
Boxcarrier (No 2) Corp.	June 27, 2006	Hull No. S4002	Container	2009	*	—	6,500
Boxcarrier (No 3) Corp.	June 27, 2006	Hull No. S4003	Container	2009	*	—	6,500
Boxcarrier (No 4) Corp.	June 27, 2006	Hull No. S4004	Container	2009	*	—	6,500
Boxcarrier (No 5) Corp.	June 27, 2006	Hull No. S4005	Container	2009	*	—	6,500

*                    Estimated completion date

**             Scheduled to be delivered to the Company in March 2007.

***      Scheduled to be delivered to the Company in September 2007

2                    Significant Accounting Policies

Principles of Consolidation:   The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) if it determines that it is the primary beneficiary. The Company does not have any variable interest entities. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

Use of Estimates:   The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other Comprehensive Income (Loss):   The Company follows the provisions of Statement of Financial Accounting Standards “Statement of Comprehensive Income” (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation:   The functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transaction. On the balance sheet dates, monetary assets and liabilities denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:   Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturity of three months or less which are not restricted for use or withdrawal.

Restricted Cash:   Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company’s loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account.

Accounts Receivable:   The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determing the appropriate provision for doubtful accounts. Bad debts are written off in the year which they are identified.

Insurance:   Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the FASB Statement of Financial Accounting Standards (“SFAS”) 5 “Accounting for Contingencies” based on the Company’s historical experience and the historical experience of the shipping industry.

Prepaid Expenses and Inventories:   Prepaid expenses consist mainly of insurance expenses and inventories, which consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of market value or cost as determined using the weighted average method.

Financing Costs:   Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made subject to the provisions of EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instrument” regarding debt extinguishment.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Vessels’ Cost:   Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these expenditures are charged to expenses as incurred. Financing costs incurred during the construction period of the vessels are included in vessels’ cost.

Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in the Company’s fleet that were purchased in the secondhand market were acquired with existing charters. The company has recognized a liability for a below—market charter attached to a vessel acquired in 2006.

Vessels’ Depreciation:   The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value. Management had estimated the useful life of the Company’s vessels to be 25 years from the year built. As of January 1, 2005, the Company changed prospectively the estimated useful life of the container vessels to be 30 years. The change in estimate was based both on the Company’s experience and the current practice in the shipping industry.

Accounting for Special Survey and Drydocking Costs:   The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

Impairment of Long-lived Assets:   SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets” addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 as of January 1, 2002. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. No events or changes in circumstances have occurred in the periods presented that would lead to a review for impairment.

Pension and Retirement Benefit Obligations-Crew:   The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

Accounting for Revenue and Expenses:   Revenues and expenses are recognized on a straight-line basis and on an accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

The Company is a member of a pool arrangement with respect to the MV Achilleas and the Alexandra I. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual pool vessels, adjusted for any off hire amount. Distributions of time charter hire to the Company are made every two weeks according to the agreement. An amount not exceeding four weeks’ time charter hire for the vessel may be withheld from the Company as working capital for the pool. The Company recognizes revenue related to the pooling arrangements only when all contingencies under the agreements are resolved.

General and Administrative Expenses:   General and administrative expenses include management fees paid to the vessels’ manager (see note 13).

Repairs and Maintenance:   All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Dividends:   Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s stockholders.

Segment Reporting:   The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

Derivative Instruments:   The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. (see also note 15). When such derivatives do not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the income statement. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Earnings Per Share:   The Company has presented net income per share for all periods presented based on the number of outstanding shares of common stock of Danaos Corporation at the reported periods taking into account any stock splits. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Recent Accounting Pronouncements:

The recent accounting pronouncements are the following:

SAB 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (‘SAB 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 did not have any effect on the Company’s consolidated financial statements.

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) “Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for The Company for fiscal

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

years beginning after November 15, 2007 and for interim periods within those fiscal years. Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have any effect on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

FSP No. FIN 46(R)-6—Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)

In April 2006, the FASB issued this FSP which addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Company first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have any effect on the consolidated financial statements.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3                    Restricted Cash

Restricted cash is comprised as follows:

	Retention	Restricted Deposits	Total
December 31, 2005	$642	$82	$724
December 31, 2006	$2,493	—	$2,493

4                    Vessels

Vessels’ cost and accumulated depreciation and changes thereto are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value(b)
January 1, 2005	$822,739	$(141,403)	$681,336
Additions	—	(27,114)	(27,114)
December 31, 2005	$822,739	$(168,517)	$654,222
Additions(a)(c)	405,341	(31,111)	374,230
Disposals	(14,225)	2,381	(11,844)
December 31, 2006	$1,213,855	$(197,247)	$1,016,608

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $182.4 million as of December 31, 2006 and $121.4 million as of December 31, 2005.

a)               Vessels with a cost of $419.6 million and net book value of $403 million on December 31, 2006 are subject to certain leasing arrangements as explained in Other lease arrangements in note 9.

b)              Includes four container vessels with a net book value of $44.9 million, $45 million, $45.1 million, and $44.9 million at December 31, 2006, for which the charterers have the option to purchase the vessels in February 2007,       2007, July 2007 and January 2008, respectively, each for $44.0 million and in February 2009, June 2009, July 2009 and January 2010, respectively, each for $39.0 million.

c)               On March 23, 2006, the Company purchased the MOL Confidence, a vessel of 4,651 TEU and 61,152 DWT, built in 1994 for an amount of $40.5 million. The vessel was purchased in the secondhand market and was acquired with an existing charter with a $20,750 daily rate for a period of 6.5 years, ending in 2012. The value of the vessel on a charter free basis has been valued at $55.0 million from two independent valuators. The Company has identified a liability of $14.4 million which will be amortized over the period of the time charter. This amount is included in the financial statement lines Unearned revenue, short and long term.

d)              In August 2006, the Company agreed to sell the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the MV Achilleas to a third-party drybulk operator for an aggregate of $143.5 million upon expiration of their current charters between January 2007 and April 2007. Vessels as of December 31, 2006 had a cost of $70.2 million and a net book value of $53.9 million.

e)               On September 8, 2006 the Company took delivery of the CSCL Pusan (ex. HN 1559), a vessel of 9,580 TEU built in 2006 with a cost of $93.0 million.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

f)                 On November 20, 2006 the Company took delivery of the CSCL Le Havre (ex. HN 1561), a vessel of 9,580 TEU built in 2006 with a cost of $ 94.0 million.

g)               On December 13, 2006 the Company purchased the Maersk Marathon, a vessel of 4,814 TEU built in 1991 for an amount of $ 43.4 million. The vessel was chartered with APL Moller-Maersk Group for five years at a rate of $23,450 per day with four consecutive one year options at $22,400, $21,400, $20,400 and $20,400 per day respectively.

h)              On December 18, 2006 the Company purchased the Maersk Messologi, a vessel of 4,814 TEU built in 1991 for an amount of $ 43.5 million. The vessel was chartered with APL Moller-Maersk Group for five years at a rate of $23,450 per day with four consecutive one year options at $22,400, $21,400, $20,400 and $20,400 per day respectively.

i)                 On December 22, 2006 the Company purchased the Maersk Mytilini, a vessel of 4,814 TEU built in 1991 for an amount of $ 43.6 million. The vessel was chartered with APL Moller-Maersk Group for five years at a rate of $23,450 per day with four consecutive one year options at $22,400, $21,400, $20,400 and $20,400 per day respectively.

j)                  APL-NOL has exercised its option to purchase the APL England from the Company for $44.0 million upon expiration of its current charter in February 2007. See also note 4b.

k)              APL-NOL has exercised its option to purchase the APL Scotland from the Company for $44.0 million upon expiration of its current charter in May 2007. See also note 4b.

5                    Advances for Vessels Under Construction

a)     Advances for vessels under construction are as follows:

	December 31,
	2005	2006
Advance payments for vessels	$22,390	$143,780
Progress payments for vessels	156,744	46,520
Decrease in vessels under construction values in respect of lease arrangements (note 9)	(27,272)	—
Capitalized interest	8,191	2,541
Other vessel related costs	1,322	175
Total	$161,375	$193,016

The Company entered into two construction contracts in July 2005 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1639 and the HN 1640) of 4,253 TEU each. An advance of $28.0 million ($14.0 million for each vessel) was paid as of December 31, 2005. An advance of $7.0 million was also paid on December 19, 2006 for HN 1639. The total cost of each vessel is $70.0 million. The expected delivery dates for the HN 1639 and the HN 1640 are March 31, 2007 and September 30, 2007, respectively.

The Company entered into four construction contracts on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for four containerships (the HN 1670, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, October 2008, November 2008 and December 2008, respectively. The Company paid an advance

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of $51.0 million during the year ended December 31, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785.

The Company entered into two construction contracts on May 12, 2006 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1698 and the HN 1699) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are March 2009 and June 2009, respectively. The Company paid an advance of $12.76 million on May 22, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785.

The Company entered into five construction contracts on July 26, 2006 with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for five containerships (the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The expected delivery dates are April 2009, June 2009, August 2009, October 2009 and December 2009, respectively. The Company paid an advance of $91.5 million on September 18, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $34,350.

The charters arranged by the Company in September 2006 for five newbuildings vesels, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, include an option for the charterer to purchase each vessel eight years after the commencement of the respective charter, which, based on the respective expected delivery dates for these vessels, is expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million.

b)     Advances for vessels under construction and transfers to vessels’ cost in 2005 and 2006 were as follows:

c)

Balance as of January 1, 2005	$127,912
Additions	33,463
Balance as of December 31, 2005	$161,375
Additions	218,500
Transfer to vessels’ cost	(186,859)
Balance as of December 31, 2006	$193,016

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                    Deferred Charges

Deferred charges consist of the following:

	Drydocking and Special Survey	Finance Costs	Public Offering costs	Total Deferred Charges
Balance on January 1, 2005	$5,505	—	—	$5,505
Additions	4,505	791	980	6,276
Amortization for the year	(3,922)	(101)	—	(4,023)
Balance on December 31, 2005	$6,088	690	980	$7,758
Additions	8,037	925	2,175	11,137
Written off amounts	(385)	(396)	—	(781)
Amortization for the year	(5,425)	(135)	—	(5,560)
Pre IPO closed to proceeds	—	—	(3,155)	(3,155)
Balance on December 31, 2006	$8,315	$1,084	$—	$9,399

7                    Accounts Payable

Accounts payable is comprised of the following:

	December 31,
	2005	2006
Suppliers, repairers	$5,159	$8,105
Insurers, agents, brokers	624	664
Other creditors	282	883
Total	$6,065	$9,652

8                    Other Current Assets

Insurance claims, net of applicable deductibles arising from hull and machinery damages or other insured risks are expected to be fully collected.

	December 31,
	2005	2006
Insurance claims	$652	$1,902
Advances to suppliers	1,664	2,063
Deferred income	—	24
Total	$2,316	$3,989

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                    Lease Arrangements

a)     Other lease arrangements

During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. At the end of this 6 1/2-year period, the counterparties have rights to require the Company to reacquire the vessels for approximately 75% of the vessels’ initial book value. The cost of building the vessels has been financed with bank loans arranged by the Company. The vessels have been acquired by the counterparties for the same amount that it cost to have them constructed. No gain or loss was recognized thereon. The consideration with respect to the acquisition of these vessels is being held in a deposit account that is not under the control of the Company. The Company is entitled to receive a series of cash payments of amounts released from the deposit which are expected to equal, in the aggregate, approximately 25% of the initial deposit over the 6 1/2 years. The excess of these payments above the Company’s payment obligations with respect to chartering-in these vessels is expected to amount to £46 million ($79.6 million). If the counterparties do not exercise their rights to require the Company to reacquire the vessels, the Company would have the right to charter-in the vessels for up to an additional 12 years during which period the Company would be entitled to 49% of the charter revenues in excess of a pre-set base level of the charter-in rate. In such a case, the remaining amount on deposit would be payable to the Company. If the Company is required to reacquire the vessels, ownership of the vessels would revert to the Company and the remaining deposit would be used for the price of reacquiring the vessels. The Company expects that the counterparties will exercise their rights to require the Company to reacquire the vessels.

The Company has not accounted for the transactions as sale and lease-backs because the consideration for the vessels is not under the Company’s control. The vessels are shown as fixed assets on the books of the Company. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and has recognized this amount as a receivable in respect of the lease arrangements. The receivable balance is being reduced by the actual cash inflows over the 6 1/2 year term. The discount rates used in the present value calculation range from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions.

Following proposed changes to U.K. law contained in the draft U.K. Finance Bill published on April 7, 2006, it is expected that the interests of the Company’s counterparties to the transaction described above will be adversely affected. As a result the Company estimates that if the put is ultimately exercised it will be required to pay back an estimated amount of $80 million at the end of the leases. The difference between the estimated liability and the undiscounted cash inflows of $67 million amounting to $13 million was expensed in the second quarter of 2006, the period during which it first became probable that the draft U.K. Finance Bill proposed on April 7, 2006 would be enacted. At the same time the Company reconstituted the original vessels’ and hulls cost amounting to $32.3 million and $27.3 million, respectively, and wrote-off the remaining receivable in respect of the lease agreement amounting to $48.5 million. The Company also recognized a liability of $27.6 million consisting of the portion of the cash inflows received to date from the lease arrangements of $14.6 million and an amount of $13 million as noted above. This liability will be increased with subsequent cash inflows in contemplation of a repayment of the estimated amount of $80 million at the end of the leases.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On July 19, 2006, the U.K. law in connection with the leasing arrangements for certain of the Company’s vessels was enacted.

In addition, the Company has entered into forward currency contracts to convert £29.7 million of cash inflows to U.S. dollars at the time of maturity.

b)     Charters-out:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

December 31, 2006
2007	$242,627
2008	201,390
2009	234,784
2010	272,441
2011	242,626
Thereafter	1,611,946
Total future revenue	$2,805,814

Revenues from time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel and which may last 10-15 days.

10             Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2005	2006
Accrued payroll	$754	$472
Accrued interest	896	3,784
Accrued expenses	1,255	837
	$2,905	$5,093

11             Other Liabilities

a)     Other current liabilities consist of the following:

	December 31,
	2005	2006
Fair value of forwards	—	1,466
	$—	$1,466

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b)     Other long- term liabilities consist of the following:

	December 31,
	2005	2006
Fair value of swaps	$3,332	$3,661
Fair value of forwards	—	2,114
Other liability in respect of lease arrangement (note 9)	—	29,779
	$3,332	$35,554

12             Long Term Debt

a)     Long term debt as of December 31, 2006 consists of the following bank loans:

Lender	Balance December 31, 2006	Current Portion	Long Term Portion	Balance December 31, 2005	Current Portion	Long Term Portion
The Royal Bank of Scotland	75,500	—	75,500	187,750	24,500	163,250
HSH Nordbank	49,000	4,000	45,000	53,000	4,000	49,000
The Export-Import Bank of Korea (“KEXIM”)	101,523	10,369	91,154	111,892	10,369	101,523
The Export-Import Bank of Korea (“KEXIM”) & FORTIS Bank	144,000	8,391	135,609	123,325	—	123,325
EFG Eurobank Ergasias	—	—	—	3,296	1,952	1,344
Aegean Baltic Bank HSH Nordbank (Joint arrangers & co-underwriters) and Citibank, Dresdner Bank, ABN Amro, DVB Bank & Credit Suisse	—	—	—	187,475	16,700	170,775
HSH Nordbank AG Aegean Baltic Bank	290,000	—	290,000	—	—	—
Fair value of Hedged Debt	2,293	—	2,293	—	—	—
	$662,316	$22,760	$639,556	$666,738	$57,521	$609,217

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b)     The repayment terms of the loans outstanding as of December 31, 2006 were as follows:

Lender	Interest Rate /Vessel	Remaining Repayments
The Royal Bank of Scotland	0.8% p.a. over LIBOR Dimitris C Alexandra I Roberto C Maria C MV Achilleas Fivos S.A. Helderberg S.A. Sederberg S.A.Winterberg Maersk Constantia APL Holland

Concerns a loan facility of $200.0 million advanced to the companies in order to refinance certain of their vessels. The outstanding loan facility on December 31, 2006 is payable in five consecutive semi-annual installments starting from 2011 of $8.5 million each, plus a balloon payment of $33.0 million payable with the last installment in 2013.

KEXIM	5.0125% p.a. Fixed CSCL America CSCL Europe

Concerns a loan facility of $124.4 million advanced to the vessel owning companies in order to partially finance the acquisition of their vessels. The outstanding balance as of December 31, 2006 is payable in 38 quarterly installments of $2.6 million plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM—Fortis	5.02% p.a. Fixed CSCL Pusan CSCL Le Havre

Concerns a loan facility of up to $144.0 million advanced to the vessel owning companies in order to partially finance their acquisition of their new vessels. The outstanding balance as of December 31, 2006 is payable in 23 semi-annual installments of $5.6 million plus installments of $2.09 million, $2.14 million, $0.8 million and $0.7 million plus a balloon payment of $9.0 million payable with the last installment in October 2018 and January 2019 .

HSH Nordbank	0.775% p.a. over LIBOR Vancouver Express (ex P&O Nedlloyd Caribbean) Maersk Derby (ex P&O Nedlloyd Caracas)

Concerns a loan facility of $60.0 million advanced to the vessel owning companies in order to partially finance the construction of their vessels. The outstanding loan facility on December 31, 2006 is payable in 29 consecutive quarterly installments of $1.0 million each, plus a balloon payment of $20.0 million payable with the last installment in March 2014.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

HSH Nordbank AG Aegean Baltic Bank	0.700% p.a. over LIBOR

Concerns a loan facility of up to $700.0 million advanced to the vessel owning companies in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon, the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the year five ie November 14, 2011.

c)               The annual repayments of the above loans, net of current maturities, as of December 31, 2006 were as follows:

December 31,
2006
2008	25,619
2009	25,619
2010	25,619
Thereafter	560,406
Total long-term debt	$637,263

d)              All of the loans referred to in paragraph (a) above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

e)               The loan agreements also include positive and negative covenants for the Company, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The borrowers are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior consent of the lender. In addition the Company must maintain the following covenants: Fixed asset to Net Debt ratio over 1.45, Total liabilities (excluding Shareholders’ equity) less Cash and cash equivalents not to exceed 70% of the Market value adjusted total assets less cash and cash equivalents, Minimum cash and cash equivalents of $30 million, EBITDA to interest over 2.5, maintain stockholders’ equity (as defined in the agreements) at a minimum of $250 million except for certain banks which require a minimum of $100 million and maintain stockholders’ equity in excess of 30% of total assets (as defined in the agreements).

f)                 The weighted average effective interest rates on long-term borrowings for the periods ended December 31, 2006 and 2005 were 5.6% and 4.32%, respectively.

g)               In the second half of 2006 the Company extinguished certain loans and refinanced certain loans with the proceeds obtained from the commencement of trading on the New York Stock Exchange.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13             Related Party Transactions

Management Services:   Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the “Manager”), the Manager acts as the fleet’s technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels and (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company’s processes.

Prior to July 1, 2005, the Company paid its manager a monthly management fee of $2,750 for the management of its affairs. The Company also paid a fixed management fee of $150 to $500 per day for each vessel in its fleet depending on its size and type of charterparty. As of July 1, 2005 the new management contract provides for a fee of $500 per day. In addition, the manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel is owned. The manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

For the services rendered, the Manager charged each vessel a daily fee ranging from $250 to $500. Management fees in 2006 amounted to approximately $7.6 million (2005: $5.0 million, 2004: $4.0 million).The related expenses are shown under General and Administrative Expenses on the Statement of Income.

The Company pays monthly advances on account of the above management fees. These prepaid management fees are presented in the Balance sheet under, (Due from related parties).

Related party loans:   On March 14, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $30.4 million and was payable within a six- month period. On June 16, 2006, the Company repaid $25.4 million of the amount outstanding under the loan facility. The outstanding loan balance of $5.0 million was fully paid on August 8, 2006. The loan bore interest at a margin of 1% pa over LIBOR. Interest expense charged for 2006 was $0.5 million.

On August 14, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $75.0 million and was payable within a six-month period from such date. The loan bore interest at a margin of 1% pa over LIBOR. The loan was fully repaid on December 28, 2006. Capitalized interest charged for 2006 was $1.5 million.

On September 25, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $25.0 million and was payable within a six-month period from such date. The loan bore interest at a margin of 1% pa over LIBOR. The loan was fully repaid on December 28, 2006. Capitalized interest charged for 2006 was $0.5 million.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14             Taxes

Under the laws of the countries of the Company’s ship owning subsidiaries’ incorporation and/or vessels’ registration, the Company’s ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated Statements of Income.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

15             Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable.

Interest Rate Risk:   Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 12.

Concentration of Credit Risk:   Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company’s charterer base and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:   The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The carrying amount of

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

fixed rate bank loans is adjusted by the gain or loss on the debt attributable to the hedged risk, and, for un-hedged loans, their carrying amount approximates their fair value. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:   The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

1.                 Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk pose by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis, on the financial statement and earnings reporting dates.

The total fair value change of the interest rate swaps for the period from January 1, 2006 until December 31, 2006 amounted to $(329), and is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The total fair value change of the interest rate swap from June 15, 2006 (inception of the hedge) to December 31, 2006 was $2,637. The related liability of $3,661 is shown under Other Liabilities (long-term) in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from June 15, 2006 until December 31, 2006 amounted to $(2,292) and is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The net ineffectiveness for December 31, 2006 amounted to $2,621 and is shown in the Income Statement under Gain/(Loss) on fair value of derivatives.

2.                 Cash Flow Interest Rate Swap Hedges

The company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the company has entered into five (5) interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement immediately.

The total fair value change of the interest rate swaps from their inception in November and December 2006 until December 31, 2006 amounted to $5,832, and is included in Other Comprehensive Income. There was no ineffective portion for the period of the hedge, The estimated amount of the existing gain on December 31, 2006 that is expected to be reclassified as earnings in the next twelve months from December 31, 2006 is nil.

3.                 Foreign Currency Forward Contracts—Cash Flow Hedges

The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. Pounds relating to certain lease arrangements as explained in note 9 Under the contracts the Company will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012). Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement immediately.

The total fair value change of the forward contracts for the period from July 1, 2006 (inception of the hedge) until December 31, 2006 amounted to $(1,919) of which $(1,891) is included in Other Comprehensive Income and the remaining $(28) net ineffectiveness is shown in the Income Statement under Gain/(Loss) on fair value of derivatives. The estimated amount as at December 31, 2006 that is expected to be reclassified as a loss in the next twelve months is $(896). The change in fair value of the forward contracts from January 1, 2006 to June 30, 2006 amounted to $(3,083) and is shown in the Income Statement under Gain/(Loss) on fair value of derivatives.

As of December 31, 2006 the Company has recorded the fair value of derivative instrument assets of $5,832 in Other assets (non current) and derivative instrument liabilities of $1,466 in Other liabilities (current) and $5,775 in Other liabilities (non current).

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16             Operating Revenue

Revenue from significant customers (constituting more than 10% of total revenue), are as follows:

	Years ended December 31,
Charterer	2004	2005	2006
APL	19%	16%	15%
HMM Korea	11%	Under 10%	Under 10%
CSCL	Under 10%	Under 10%	11%
Korea Lines Corp.	Under 10%	12%	Under 10%

17             Revenue by Geographic Location

	Years ended December 31,
Continent	2004	2005	2006
AUSTRAL—ASIA	$120,082	$154,043	$145,944
AMERICA	17,286	3,266	—
EUROPE	70,900	84,072	99,644
Total Revenue	$208,268	$241,381	$245,588

18             Commitments and Contingencies

Commitments

The Company, as of December 31, 2005 and December 31, 2006, had outstanding commitments of approximately $128.8 million and $790.0 million respectively for the construction of container vessels as follows:

	TEU	Contract Price	Outstanding Commitments as of December 31, 2005	Outstanding Commitments as of December 31, 2006
Hull 1559	9,580	$83,900	$8,390	—
Hull 1561	9,580	$83,900	$8,390	—
Hull 1639	4,253	$70,000	$56,000	$49,000
Hull 1640	4,253	$70,000	$56,000	$56,000
Hull 1670	4,253	$63,800	—	$51,040
Hull 1671	4,253	$63,800	—	$51,040
Hull 1672	4,253	$63,800	—	$51,040
Hull 1673	4,253	$63,800	—	$51,040
Hull 1698	4,253	$63,800	—	$57,420
Hull 1699	4,253	$63,800	—	$57,420
Hull S4001	6,500	$91,500	—	$73,200
Hull S4002	6,500	$91,500	—	$73,200
Hull S4003	6,500	$91,500	—	$73,200
Hull S4004	6,500	$91,500	—	$73,200
Hull S4005	6,500	$91,500	—	$73,200
	85,684	$1,148,100	$128,780	$790,000

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On August 14, 2006 the Company signed a commitment letter with The Royal Bank of Scotland for a senior revolving and term loan facility of up to $700 million. The Company expects to sign the final loan agreement during the 1st quarter of 2007.

Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

19             Sale of Vessel

The Gain on sale of vessels of $15.0 million for the year ended December 31, 2006 reflects the sale of the Sofia III to a third party drybulk operator for $27.5 million, (net proceeds of $26.8) representing a gain of $15.0 million over the acquisition cost of such vessel as depreciated to the time of sale.

20             Stockholders’ Equity

On October 14, 2005 and September 18, 2006 the Company’s Articles of Incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders’ equity accounts as of December 31, 2005 and 2006 by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares has been adjusted for all periods presented.

On October 6, 2006 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 10,250,000 shares of common stock at par value of $0.1 were issued for $21 per share. The net proceeds to the Company totaled $201.3 million.

21             Subsequent Events (prior to the audit report date)

a.                 On January 8, 2007 the Company delivered M/V Alexandra I, a bulk carrier built in 1994 with DWT 69,090 resulting on a net gain of US$ 15.6 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

b.                On January 10, 2007 the Company delivered M/V Fivos, a bulk carrier built in 1994 with DWT 69,659 resulting on a net gain of US $15.5 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c.                 Declaration of Dividends: On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006 payable on February 14, 2007 to all shareholders of record as of January 29, 2007.

d.                APL-NOL on January 18, 2007 has exercised its option to purchase the APL Holland from the Company for $44.0 million upon expiration of its current charter .

e.                 On January 30, 2007 the Company delivered M/V Dimitris C, a bulk carrier built in 1994 with DWT 43,814 resulting on a net gain of US $13.8 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

f.                   On February 27, 2007 the Company delivered M/V Roberto C, a bulk carrier built in 1994 with DWT 45,210 resulting on a net gain of US $14.0 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

g.                 On February 27, 2007 the Company delivered M/V Maria C, a bulk carrier built in 1994 with DWT 45,205 resulting on a net gain of US $13.9 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

h.                On March 7, 2007 the Company delivered M/V APL England, a container built in 2001 with 5,506 TEU to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.6 million. There was no gain or loss on sale associated with this vessel.

i.                   On March 2, 2007 the Company entered into newbuilding contracts with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to Danaos during the second and third quarter of 2010. The capital expenditure commitment which is approximately of $400 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs.

k.                On March 12, 2007 the Company acquired a 4,300 TEU vessel M/V Norasia Integra, built in 2004 for $61.75 million. The vessel is currently under charter with Norasia. The Company has not recognized a separate asset or liability for the existing charter due to the short remaining life and immaterial fair value of such charter. From May 2007 the vessel will commence its 12 year charter with Yang Ming Group at a daily rate of $27,800 per day for the first four years and at a daily rate of $26,300 for the remaining period.

l.                   On February 20, 2007 the Company entered into a new loan agreement with the Royal Bank of Scotland for a multi-currency revolving credit facility up to $700 million to refinance certain existing indebtedness and to finance the purchase price of certain newbuildings. On February 20, 2007 the Company drew down $75.5 million on this facility. The loan bears interest at the respective LIBOR plus 0.75%. Principal repayments will begin after the first five years and will be fully repaid by 2022.

m.            On March 16, 2007 the Company entered into newbuilding contracts with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships. The vessels are expected to be delivered to Danaos in late 2009 and throughout June 2010. The capital expenditure commitment which is approximately of $500 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

programs. The Company arranged for 15 year charters for three of these vessels with the Yang Ming Group at a rate of $34,325 per day.

22.          Subsequent Events (Unaudited) occurring after the date of the audit report

a.                 On April 11, 2007 the Company entered into newbuilding contracts with Hanjin Heavy Industries & Construction Co. Ltd for five 3,400 TEU containerships. The vessels are expected to be delivered to the Company in late 2009 and throughout June 2010. The capital expenditure commitment which is approximately $300 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs. The Company arranged for 10 year charters for all of these vessels with a major line company.

b.                On April 30, 2007 the Company delivered M/V Achilleas, a bulk carrier built in 1994 with DWT 69,180 resulting on a net gain of $15.7 million.

c.                 On May 24, 2007 the Company secured 18-year bareboat charters for each of two 6,500 TEU containerships, recently placed on order with Hanjin Heavy Industries & Construction Co. Ltd, that are expected to be delivered to the Company in 2009 and 2010.