Form 20-F
period 2007-12-31
Danaos Corp
filed 2008-04-04
CIK 1369241

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number 001-33060

DANAOS CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

14 Akti Kondyli
185 45 Piraeus
Greece
(Address of principal executive offices)

Dimitri J. Andritsoyiannis
14 Akti Kondyli
185 45 Piraeus
Greece
Telephone: +30 210 419 6480
Facsimile: +30 210 419 6489
(Name, Address, Telephone Number and Facsimile Number of Company Contact Person)

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

         As of December 31, 2007, there were 54,557,500 shares of the registrant's common stock outstanding.

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐

         Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

i

FORWARD-LOOKING INFORMATION

        This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

  •
  future operating or financial results;

  •
  pending acquisitions and dispositions, business strategies and expected capital spending;

  •
  operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

  •
  general market conditions and shipping market trends, including charter rates, vessel values and factors affecting supply and demand;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

  •
  our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

  •
  our continued ability to enter into multi-year, fixed-rate period charters with our customers;

  •
  our expectations relating to dividend payments and our ability to make such payments;

  •
  our ability to leverage to our advantage our manager's relationships and reputation in the containership shipping sector of the international shipping industry;

  •
  changes in governmental rules and regulations or actions taken by regulatory authorities;

  •
  potential liability from future litigation; and

  •
  other factors discussed in "Item 3. Key Information—Risk Factors" of this annual report.

        The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "potential," "may," "plan," "project," "predict," and "should" and similar expressions as they relate to us are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. We may also from time to time make forward-looking statements in our periodic reports that we file with the U.S. Securities and Exchange Commission ("SEC") other information sent to our security holders, and other written materials. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully in "Item 3. Key Information—Risk Factors" and in our other filings with the SEC. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

ii

PART I

        Danaos Corporation is a corporation domesticated in the Republic of The Marshall Islands that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as "Danaos Corporation," "the Company," "we," "us," or "our." This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

        We use the term "Panamax" to refer to vessels capable of transiting the Panama Canal and "Post-Panamax" to refer to vessels with a beam of more than 32.31 meters that cannot transit the Panama Canal. We use the term "twenty foot equivalent unit," or "TEU," the international standard measure of containers, in describing the capacity of our containerships. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation for each of the five years in the five year period ended December 31, 2007, reflecting the drybulk carriers owned by Danaos Corporation between 2002 and the 2007 as discontinued operations. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is a summary of, is derived from, and is qualified by reference to, our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2005, 2006 and 2007, and the consolidated balance sheets at December 31, 2006 and 2007, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	In thousands, except per share amounts
STATEMENT OF INCOME
Operating revenues	$111,691	$148,718	$175,886	$205,177	$258,845
Voyage expenses	(2,842)	(3,194)	(3,883)	(5,423)	(7,498)
Vessel operating expenses	(33,466)	(38,395)	(45,741)	(52,991)	(65,676)
Depreciation	(24,590)	(27,520)	(22,940)	(27,304)	(40,622)
Amortization of deferred drydocking and special survey costs	(1,214)	(1,747)	(2,638)	(4,127)	(6,113)
Bad debt expense	(29)	(422)	(36)	(145)	(1)
General and administrative expenses	(2,987)	(3,028)	(3,914)	(6,413)	(9,955)
Gain/(loss) on sale of vessels	4,169	7,667	—	—	(286)

Income from operations	50,732	82,079	96,734	108,774	128,694

Interest income	1,207	2,638	6,345	3,605	4,861
Interest expense	(7,395)	(10,423)	(19,190)	(23,905)	(22,421)
Other finance (expenses) income, net	(351)	1,424	(6,961)	2,049	(2,779)
Other income/(expense), net	126	813	(270)	(18,476)	14,560
(Loss)/gain on fair value of derivatives	(4,115)	(2,225)	2,831	(6,628)	183

Total other income/(expenses), net	(10,528)	(7,773)	(17,245)	(43,355)	(5,596)

Net income from continuing operations	$40,204	$74,306	$79,489	$65,419	$123,098

Net income from discontinued operations	$19,650	$42,153	$43,361	$35,663	$92,166

Net income	$59,854	$116,459	$122,850	$101,082	$215,264

PER SHARE DATA*
Basic and diluted net income per share of common stock from continuing operations	$0.91	$1.68	$1.79	$1.40	$2.26
Basic and diluted net income per share of common stock from discontinued operations	$0.44	$0.95	$0.98	$0.76	$1.69
Basic and diluted net income per share of common stock	$1.35	$2.63	$2.77	$2.16	$3.95
Basic and diluted weighted average number of shares	44,308	44,308	44,308	46,751	54,558
CASH FLOW DATA
Net cash provided by operating activities	$85,218	$129,056	$162,235	$151,578	$158,270
Net cash used in investing activities	(226,435)	(154,747)	(40,538)	(330,099)	(687,592)
Net cash provided by/(used in) financing activities	187,332	45,133	(180,705)	183,596	549,742
Net (decrease)/increase in cash and cash equivalents	46,115	19,442	(59,008)	5,075	20,420
BALANCE SHEET DATA (at period end)
Total current assets	$102,543	$129,540	$64,012	$59,700	$132,988
Total assets	837,017	1,005,981	945,758	1,297,190	2,071,791
Total current liabilities	60,983	77,602	70,484	45,714	51,113
Total long-term debt, including current portion	532,071	601,400	666,738	662,316	1,356,546
Total stockholders' equity	288,666	384,468	262,725	565,852	624,904
Common stock*	44,308	44,308	44,308	54,558	54,558
Share capital*	443	443	443	546	546

*
As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

        As a privately held company, we paid aggregate dividends of $7.5 million, $12.4 million and $244.6 million in 2003, 2004 and 2005, respectively. We paid no dividends in 2006. We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and

$0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008, respectively. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that could affect our ability to pay dividends. See "Item 3. Risk Factors—Risks Inherent in Our Business—Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability" and "Item 8. Financial Information—Dividend Policy."

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2007 on an actual basis and as adjusted for additional borrowings of $147.967 million in the period from January 1, 2008 to March 31, 2008. There has been no material change in our capitalization between December 31, 2007 and March 31, 2008. This table should be read in conjunction with our consolidated financial statements and the notes thereto, and "Item 5. Operating and Financial Review and Prospects," included elsewhere in this annual report.

	As of December 31, 2007
	Actual	As Adjusted
	(Dollars in thousands)
Debt:
Current portion of secured long term debt	$25,619	$25,619
Long term secured debt, net of current portion	1,330,927	1,478,894

Total debt	1,356,546	1,504,513

Stockholders' equity:
Common stock, par value $.01 per share; 200,000,000 shares authorized; 54,557,500 shares issued and outstanding	546	546
Additional paid-in capital	288,530	288,530
Other comprehensive income	(54,886)	(54,886)
Retained earnings	390,714	390,714

Total stockholders' equity	624,904	624,904

Total capitalization	$1,981,450	$2,129,417

Reasons for the Offer and Use of Proceeds

        Not Applicable.

Risk Factors

Risks Inherent in Our Business

Our growth depends upon continued growth in demand for containerships. The ocean-going container shipping industry may be at or near the peak of its upward trend and charter hire rates are at or near historical highs. These factors may lead to reductions and volatility in charter hire rates and profitability.

        The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        Factors that influence demand for containership capacity include:

  •
  supply and demand for products suitable for shipping in containers;

  •
  changes in global production of products transported by containerships;

  •
  the distance that container cargo products are to be moved by sea;

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

  •
  port congestion.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. If the charter market is depressed when the vessels' charters expire, we may be forced to recharter the containerships at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of our acquisition and financing plan.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007. Subject to market conditions, including the availability of suitably configured vessels, we intend to reinvest in the drybulk sector of the shipping industry. Although we continue to evaluate potential investments in the drybulk sector, we do not believe current vessel prices in such sector, which are at high levels, present attractive investment opportunities at this time. Until we acquire replacement drybulk carriers, we will rely exclusively on the cash flows generated from our charters that operate in the containership sector of the shipping industry. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

        A number of the port calls made by our vessels are in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China or Japan, may have an adverse effect on our business and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries could adversely affect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, would likely be materially and adversely affected by an economic downturn in any of these countries.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

        The market supply of containerships has been increasing, and the number of containerships on order has recently reached historic highs. These newbuildings began being delivered in significant numbers at the beginning of 2007. An over-supply of containership capacity could result in a reduction of charter hire rates. We do not hedge against such risk. As such, if such a reduction occurs upon the expiration or termination of our containerships' current charters with the next vessels up for rechartering being two containerships in 2009, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter our vessels at all.

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

Delays in deliveries of our additional 34 newbuilding containerships could harm our operating results.

        The additional 34 newbuilding containerships are expected to be delivered to us at various times between July 2008 and September 2011. Delays in the delivery of these vessels, or any other newbuildings we may order or secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could possibly result in the cancellation of those time charters, and therefore adversely affect our anticipated results of operations.

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

Certain of the containerships in our contracted fleet are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

        Pursuant to the exercises of options, contained in the respective charters, to purchase the APL England, the APL Scotland, the APL Holland and the APL Belgium, we delivered such vessels to their charterer, APL-NOL, on March 7, 2007, June 22, 2007, August 3, 2007 and January 15, 2008, respectively, each for $44.5 million. Although when negotiated the option exercise prices reflected expected prevailing market prices at the time the options became exercisable, which approximated the vessels' book values net of depreciation, these option exercise prices were below the fair market value of the vessels when exercised. The sales of these vessels have reduced the size of our fleet. We have not yet, and may not be able to, replace these vessels at a cost equal to the option prices paid by APL-NOL. As a result, our revenues and results of operations may be adversely affected.

        In addition, the chartering arrangements with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, due to the scarcity of secondhand containerships available for acquisition and the delay in delivery associated with commissioning newbuildings, we may be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. As a result, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

In the highly competitive international container shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

        We employ our containerships in highly competitive markets that are capital intensive and highly fragmented. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of our vessels. Competition for providing containership services comes from a number of experienced companies, including state-sponsored entities and major shipping companies, some of which have significantly greater resources than we do and therefore can operate larger fleets and may be able to offer lower charter rates. We also anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters and for secondhand vessels and newbuildings. In addition, a number of our competitors in the containership sector have been established in the form of a German KG (Kommanditgesellschaft), which provides tax benefits to private investors. Although the German tax law was amended to significantly restrict the tax benefits to taxpayers who invest after November 10, 2005, the tax benefits afforded to all investors in the KG-model shipping entities continue to be significant, and such entities will continue to be attractive investments. Their focus on these tax benefits allows the KG-model shipping entities more flexibility in offering lower charter rates to liner companies. Several of these KG-model competitors are among the largest charterer owners of containerships in the world. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by these sizeable competitors can reduce the effect throughout the charter market. As a result of these factors, we may be unable to compete successfully for charters with established companies with greater resources or new entrants, which would have a material adverse effect on our business, results of operations and financial condition.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years APL-NOL, Hanjin Shipping and HMM Korea have represented substantial amounts of our revenue. During 2006, four customers, APL-NOL, Hyundai, CMA-CGM and China Shipping, generated approximately 53% of our revenues from continuing operations and in 2007, approximately 55% of our revenues from continuing operations were generated by four customers, China Shipping, Hyundai, CMA-CGM and Yang Ming. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If these liner operators cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

We will derive substantially all of our revenues from time charters and the loss of any time charter could result in a significant loss of revenue and cash flows.

        Most of our vessels are chartered to charterers under long-term time charters, and these charterers' payments will be our primary source of operating cash flow.

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

        Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

  •
  maintain a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total market value adjusted assets;

  •
  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

  •
  ensure that our total liabilities (after deducting cash and cash equivalents), at all times, will be no more than 70.0% of the market value of our adjusted total assets;

  •
  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

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

        We generate all of our revenues in United States dollars and for the year ended December 31, 2007, we incurred approximately 52.0% of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

Under the terms of a plea agreement, our manager pled to one count of negligent discharge of oil from the Henry (ex APL Guatemala) and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Any violation of the terms of the plea agreement, or any penalties or heightened environmental compliance plan requirements imposed as a result of any alleged discharge from any other vessel in our fleet calling at U.S. ports could negatively affect our operations and business.

        In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel's engine room. The U.S. Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel's engines. In connection with these events, our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager's guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

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

        The operation of our vessels is also affected by the requirements set forth in the International Maritime Organization's, or IMO's, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

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

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

        International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers and charter owners.

        Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

        It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers. Changes to the inspection procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

        A government of a ship's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our revenues and results of operations.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

        Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the MSC Baltic (ex CSCL America), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561).

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

        In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the MSC Baltic (ex CSCL America), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 38 containerships had an average age (weighted by TEU capacity) of approximately 11.5 years as of March 31, 2008, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection.

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

        Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. If the individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

        Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager.

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

        The ability of our manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our manager's financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, our stockholders might have little advance warning of problems affecting our manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our manager that has a material impact on us to the extent that we become aware of such information.

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

Risks Relating to Our Common Stock

We are a "controlled company" under the New York Stock Exchange rules, and as such we are entitled to exemptions from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. We may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The requirements of being a public company may strain our resources and distract management.

        As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a burden on our systems and resources. The Securities Exchange Act of 1934, as amended, requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act, among other things, requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

        These provisions:

  •
  authorize our board of directors to issue "blank check" preferred stock without stockholder approval;

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

Tax Risks

        In addition to the following risk factors, you should read "Item 10. Additional Information—Tax Considerations—Marshall Islands Tax Considerations," "Item 10. Additional Information—Tax Considerations—Liberian Tax Considerations," and "Item 10. Additional Information—Tax Considerations—United States Federal Income Tax Considerations" for a more complete discussion of expected material Marshall Islands, Liberian and U.S. federal income tax consequences of owning and disposing of our common stock.

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

If we were treated as a "passive foreign investment company," certain adverse U.S. federal income tax consequences could result to U.S. stockholders.

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of "passive income," or at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." In general, U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.

        While there are legal uncertainties involved in this determination, we believe we should not be treated as a PFIC for the taxable year ending December 31, 2007. There is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

        Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax discussed at "Item 10. Additional Information—Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders—Distributions" may no longer be applicable to dividends received from us. As of the date of this annual report, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows, would be materially reduced.

        A number of our subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act") which does not distinguish between the taxation of "non-resident" Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and "resident" Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 38 containerships comprising our containership fleet as of March 31, 2008. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. We maintain our principal executive offices at 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus and Singapore, all of which are wholly-owned by us and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of March 31, 2008, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of March 31, 2008, we had a fleet of 38 containerships aggregating 149,718 TEUs, making us among the ten largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of March 31, 2008, these customers included Maersk, CMA-CGM, Hyundai, Yang Ming, China Shipping, MSC, United Arab Shipping Corporation ("UASC") and Senator Lines. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters that range from one to 12 years for vessels in our current fleet and up to 18 years for our contracted vessels.

Our Fleet

  General

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of March 31, 2008, our containership fleet was comprised of 37 containerships deployed on time charters and one containership deployed on a bareboat charter. The average age (weighted by TEU) of the 38 vessels in our containership fleet was approximately 11.5 years as of March 31, 2008 and, upon delivery of all of our contracted vessels as of the end of the third quarter of 2011, the average age (weighted by TEU) of the 68 vessels in our containership fleet (assuming no other acquisitions or dispositions other than the scrapping of vessels that are over 30 years of age at the end of their current charters) will be approximately 5.7 years. As of March 31, 2008, the average remaining duration of the charters for our containership fleet, including our 34 contracted vessels for each of which we have arranged charters, was 11.5 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 38 cellular containerships as of March 31, 2008.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Daily Charter Rate (in thousands)		Charterer
Post-Panamax
CSCL Le Havre(2)	2006	9,580	12 years	September 2018	$34.0		China Shipping
CSCL Pusan(2)	2006	9,580	12 years	July 2018	34.0		China Shipping
MSC Baltic (ex CSCL America)(3)	2004	8,468	12 years	September 2016	29.5	(4)	China Shipping
CSCL Europe(4)	2004	8,468	12 years	June 2016	29.5		China Shipping
Hyundai Commodore	1992	4,651	8 years	March 2011	20.0		Hyundai
Hyundai Duke	1992	4,651	8 years	February 2011	20.0		Hyundai
MOL Confidence	1994	4,651	6.5 years	September 2012	20.8		Hyundai
Panamax
Maersk Marathon	1991	4,814	5 years	September 2011	23.5		Maersk
Maersk Messologi	1991	4,814	5 years	September 2011	23.5		Maersk
Maersk Mytilini	1991	4,814	5 years	September 2011	23.5		Maersk
YM Colombo (ex Norasia Integra)(5)	2004	4,300	12 years	March 2019	27.8	(6)	Yang Ming
YM Singapore (ex Norasia Atria)(8)	2004	4,300	12 years	October 2019	27.8	(7)	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	26.1		Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	26.1		Yang Ming
Maersk Derby	2004	4,253	5 years	February 2009	20.6		Maersk
Maersk Deva (ex Vancouver Express)(9)	2004	4,253	5 years	January 2009	20.6		Maersk
Al Rayyan (ex Norasia Hamburg)(10)(11)	1989	3,908	3 years	January 2011	n/a	(18)	United Arab Shipping Corp.
YM Yantian	1989	3,908	5 years	July 2011	30.5		Yang Ming
YM Milano(12)	1988	3,129	4.5 years	May 2011	21.3		Yang Ming
S.A. Helderberg	1977	3,101	1 year	November 2008	n/a	(18)	Maersk
Sederberg (ex S.A. Sederberg)(13)	1978	3,101	1 year	January 2009	n/a	(18)	CMA-CGM
CMA CGM Lotus (ex Victory I)(14)	1988	3,098	3 years	July 2010	23.0		CMA-CGM
CMA CGM Vanille (ex Independence)(15)	1986	3,045	3 years	July 2010	23.0		CMA-CGM
CMA CGM Passiflore (ex Henry)(16)	1986	3,039	3 years	May 2010	23.0		CMA-CGM
CMA CGM Elbe	1991	2,917	5 years	June 2010	20.4		CMA-CGM
CMA CGM Kalamata	1991	2,917	5 years	June 2010	20.4		CMA-CGM
CMA CGM Komodo	1991	2,917	5 years	June 2010	20.4		CMA-CGM
Hyundai Advance	1997	2,200	10 years	June 2017	n/a	(18)	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	n/a	(18)	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	n/a	(18)	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	n/a	(18)	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	n/a	(18)	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	n/a	(18)	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	n/a	(18)	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	n/a	(18)	Hyundai

Pacific Bridge	1984	2,130	2 years	March 2010	n/a	(18)	Senator Lines
MSC Eagle (ex Eagle Express)(17)	1978	1,704	2 years	January 2010	n/a	(18)	MSC

			Bareboat Charter Term(1)
Panamax
Maersk Constantia	1979	3,101	2 years	September 2008	10.0		Maersk

(1)
Earliest date charters could expire. Most charters include options to extend their terms.

(2)
Daily charter rate for the first six years of the charter. The daily charter rate for the seventh through twelfth years of the charter is $34,500.

(3)
On September 15, 2007, the CSCL America was renamed the MSC Baltic at the request of the charterer of this vessel.

(4)
Daily charter rate for the first six years of the charter. The daily charter rate for seventh through twelfth years of the charter is $29,800.

(5)
On May 8, 2007, the Norasia Integra was renamed the YM Colombo at the request of the charterer of this vessel.

(6)
The daily charter rate set forth in the table is for the first four years of the charter. The daily charter rate is $26,300 for the fifth through twelfth years of the charter.

(7)
The daily charter rate set forth in the table is for the first four years of the charter. The daily charter rate is $26,300 for the fifth through twelfth years of the charter.

(8)
On December 28, 2007, the Norasia Atria was renamed the YM Singapore at the request of the charterer of this vessel.

(9)
On November 15, 2007, the Vancouver Express was renamed the Maersk Deva at the request of the charterer of this vessel.

(10)
During the first year of this charter, United Arab Shipping Corporation has the option to convert the three-year time charter to a five-year time charter.

(11)
On February 2, 2008, the Norasia Hamburg was renamed the Al Rayyan at the request of the charterer of this vessel.

(12)
At the expiration of the current charter in July 2008, the YM Milano will begin a three-year time charter with Yang Ming.

(13)
On February 7, 2008, the S.A. Sederberg has been redelivered and renamed the Sederberg at the request of the charterer of this vessel.

(14)
On August 8, 2007, the Victory I was renamed the CMA CGM Lotus at the request of the charterer of this vessel.

(15)
On August 6, 2007, the Independence was renamed the CMA CGM Vanille at the request of the charterer of this vessel.

(16)
On June 8, 2007, the Henry was renamed the CMA CGM Passiflore at the request of the charterer of this vessel.

(17)
On February 19, 2008, the Eagle Express was renamed the MSC Eagle at the request of the charterer of this vessel.

(18)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

        Our contracted vessels have been or are being built based upon designs from Samsung Heavy Industries Co. Ltd. ("Samsung"), Hyundai Samho Heavy Industries Co. Limited ("Hyundai Samho"), Hanjin Heavy Industries & Construction Co., Ltd. ("Hanjin"), Shanghai Jiangnan Changxing Heavy Industry Company Limited ("Shanghai Jiangnan") and Sungdong Shipbuilding & Marine Engineering Co., Ltd. ("Sungdong"). In some cases designs are enhanced by us and our manager,

Danaos Shipping, in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These designs, which include certain technological advances and customized modifications, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector.

        The specifications of our 34 contracted vessels under construction as of March 31, 2008 are as follows:

Name	Year Built	Vessel Size (TEU)	Shipyard	Expected Delivery Date	Time Charter Term(1)	Daily Charter Rate (in thousands)		Charterer
HN 1670	2008	4,253	Samsung	July 2008	12 years	$22.8		ZIM
HN 1671	2008	4,253	Samsung	September 2008	12 years	22.8		ZIM
HN 1672	2008	4,253	Samsung	November 2008	12 years	22.8		ZIM
HN 1673	2008	4,253	Samsung	December 2008	12 years	22.8		ZIM
HN 1698	2009	4,253	Samsung	March 2009	12 years	22.8		ZIM
HN S4001(2)	2009	6,500	Sungdong	April 2009	12 years	34.4		CMA-CGM
HN 1699	2009	4,253	Samsung	June 2009	12 years	22.8		ZIM
HN S4002(2)	2009	6,500	Sungdong	June 2009	12 years	34.4		CMA-CGM
HN S4003(2)	2009	6,500	Sungdong	August 2009	12 years	34.4		CMA-CGM
HN S4004(2)	2009	6,500	Sungdong	October 2009	12 years	34.4		CMA-CGM
HN S4005(2)	2009	6,500	Sundong	December 2009	12 years	34.4		CMA-CGM
HN N-219	2009	3,400	Hanjin	November 2009	10 years	n/a	(3)	n/a	(3)
HN N-216	2010	6,500	Hanjin	March 2010	15 years	34.3		Yang Ming
HN N-217	2010	6,500	Hanjin	May 2010	15 years	34.3		Yang Ming
HN N-218	2010	6,500	Hanjin	July 2010	15 years	34.3		Yang Ming
HN N-220	2010	3,400	Hanjin	January 2010	10 years	n/a	(3)	n/a	(3)
HN N-221	2010	3,400	Hanjin	February 2010	10 years	n/a	(3)	n/a	(3)
HN N-222	2010	3,400	Hanjin	April 2010	10 years	n/a	(3)	n/a	(3)
HN N-223	2010	3,400	Hanjin	May 2010	10 years	n/a	(3)	n/a	(3)
HN Z00001	2010	8,530	Shanghai Jiangnan	May 2010	12 years	n/a	(3)	n/a	(3)
HN Z00002	2010	8,530	Shanghai Jiangnan	May 2010	12 years	n/a	(3)	n/a	(3)
HN Z00003	2010	8,530	Shanghai Jiangnan	July 2010	12 years	n/a	(3)	n/a	(3)
HN Z00004	2010	8,530	Shanghai Jiangnan	July 2010	12 years	n/a	(3)	n/a	(3)
Hull No. S-461	2011	10,100	Hyundai Samho	January 2011	12 years	n/a	(3)	n/a	(3)
HULL 1022A	2010	8,530	Shanghai Jiangnan	September 2010	12 years	n/a	(3)	n/a	(3)
Hull No. S-462	2011	10,100	Hyundai Samho	February 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-456	2011	12,600	Hyundai Samho	February 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-463	2011	10,100	Hyundai Samho	March 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-457	2011	12,600	Hyundai Samho	April 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-458	2011	12,600	Hyundai Samho	June 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-459	2011	12,600	Hyundai Samho	August 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-460	2011	12,600	Hyundai Samho	September 2011	12 years	n/a	(3)	n/a	(3)

					Bareboat Charter Term(1)
HN N-214	2009	6,500	Hanjin	November 2009	18 years	n/a	(3)	n/a	(3)
HN N-215	2010	6,500	Hanjin	January 2010	18 years	n/a	(3)	n/a	(3)

(1)
Most charters include options to extend their terms.

(2)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(3)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of March 31, 2008, our diverse group of customers in the containership sector included Maersk, CMA-CGM, Hyundai, Yang Ming, China Shipping, UASC, MSC and Senator Lines. In addition, we have arranged time charters ranging from 10 to 15 years with Zim Integrated Shipping Services, CMA-CGM, Yang Ming and two other accredited charterers for 32 of our contracted vessels and 18-year bareboat charters with an accredited charterer for our other two contracted vessels.

        The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from one to 18 years. These charters expire at staggered dates ranging from the third quarter of 2008 to the first quarter of 2028, with no more than nine expiring in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. We believe the staggered expiration dates provide us with stable cash flows and high utilization rates and should mitigate the impact a downturn in the containership sector might have on our revenues during any period of re-chartering and our ability to fully employ our containership fleet in the future. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

        Under the time charters, when the vessel is "off-hire" or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time (generally between 10-20 days), the charterer has a right to terminate the charter agreement for that vessel. Charterers also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel's owner or manager without the charterer's approval.

  Leasing Arrangements—CSCL Europe, MSC Baltic (ex CSCL America), Maersk Derby (ex P&O Nedlloyd Caracas), Maersk Deva (ex Vancouver Express), CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561)

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby (ex P&O Nedlloyd Caracas), the Maersk Deva (ex Vancouver Express), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

        On July 19, 2006, legislation was enacted in the United Kingdom that was expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to the original leasing transactions at their inception. Accordingly, the put option price that was part of the original leasing arrangements was expected to be increased to compensate the counterparties for the loss of these benefits. In 2006 we recognized an expense of $12.8 million, which is the amount by which we expected the increase in the put price to exceed the cash benefits we had expected to receive, and had expected to retain, from these transactions. The October 5, 2007 restructuring of these leasing arrangements eliminated this put option and the $12.8 million expense recorded in 2006, was reversed and recognized in earnings in the fourth quarter of 2007.

  Purchase Options

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

        Pursuant to the exercises of similar options, contained in the respective charters, to purchase the APL England, the APL Scotland, the APL Holland and the APL Belgium, we delivered such vessels to their charterer, APL-NOL, on March 7, 2007, June 22, 2007, August 3, 2007 and January 15, 2008, respectively, each for $44.5 million.

  Discontinued Drybulk Operations

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007.

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

Management of Our Fleet

        Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

        Our manager is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping's strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a leading ship-management software and services company. Danaos Management Consultants provides software services to two of our charterers, CMA-CGM and P&O Nedlloyd.

        Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece as well as in Odessa and Mariupol in the Ukraine. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

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

Management of Our Fleet

        Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

        Our manager is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping's strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a leading ship-management software and services company. Danaos Management Consultants provides software services to two of our charterers, CMA-CGM and P&O Nedlloyd.

        Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece as well as in Odessa and Mariupol in the Ukraine. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

        Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company's vessels other than providing certain management services to Castella Shipping Inc., in which our chief executive officer has an investment. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to Castella Shipping Inc. and other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Other than Castella Shipping Inc., Dr. Coustas does not currently control any such vessel-owning entity. We believe we will derive significant benefits from our exclusive relationship with Danaos Shipping.

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

        Under our management agreement, Danaos Shipping will manage our fleet for an initial term that expires at the end of 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments if we do not provide 12 months' notice of termination. For providing its commercial, chartering and administrative services our manager receives a fee of $500 per day. For its technical management of our ships, our manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet under the first three years of our agreement, each pro rated for the number of calendar days we own each vessel. Thereafter these fees will be adjusted annually by agreement between us and our manager. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We will also pay our manager a flat fee of $400,000 per newbuilding vessel, which we will capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime, Seaspan Corporation and Costamare. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities will continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

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

Crewing and Employees

        We have three shore-based employees, our chief executive officer, our chief financial officer and our chief operating officer. As of December 31, 2007, 833 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed approximately 111 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

Permits and Authorizations

        We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. All permits, licenses and certificates currently required to permit our vessels to operate have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and /or to the regulations of the country concerned.

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

        Class Renewal Surveys.    Class renewal surveys, also known as special surveys, are carried out on the ship's hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
YM Milano	August 2008	June 2008
CMA CGM Lotus	January 2009	October 2008
YM Colombo	March 2009	February 2009
Hyundai Duke	October 2010	February 2009
Maersk Deva	March 2009	March 2009
Sederberg	May 2008	March 2009
YM Yantian	July 2009	March 2009
Maersk Derby	April 2009	April 2009
CMA CGM Komodo	August 2009	August 2009
CSCL Europe	August 2009	August 2009
CMA CGM Passiflore	October 2009	September 2009
YM Singapore	September 2009	September 2009
MSC Baltic	November 2009	November 2009
Hyundai Advance	April 2010	January 2010
Maersk Marathon	June 2009	April 2010
CMA CGM Elbe	August 2009	August 2010
MOL Confidence	July 2010	December 2010
Maersk Mytilini	March 2009	January 2011
Maersk Messologi	March 2009	March 2011
CMA CGM Kalamata	March 2010	March 2011
CMA CGM Vanille	March 2009	March 2011
Pacific Bridge	June 2010	March 2011
Al Rayyan	August 2009	June 2011

Hyundai Commodore	June 2010	July 2011
CSCL Pusan	September 2008	September 2011
CSCL Le Havre	November 2008	November 2011
Hyundai Vladivostock	January 2010	July 2012
Hyundai Stride	March 2010	September 2012
YM Seattle	March 2010	September 2012
Hyundai Bridge	March 2010	September 2012
Hyundai Future	March 2010	September 2012
Hyundai Sprinter	June 2010	October 2012
YM Vancouver	May 2010	November 2012
Hyundai Highway	August 2010	February 2013
Hyundai Progress	August 2010	February 2013

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being "in class" by Lloyds Register of Shipping, Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA.

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

        While we maintain hull and machinery insurance, war risks insurance, protection and indemnity coverage for our containership fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

        We carry a minimum loss of hire coverage only with respect to the MSC Baltic (ex CSCL America), the CSCL Europe, the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to cover standard requirements of KEXIM, the bank providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a very limited number of off-hire days.

  Protection and Indemnity Insurance

        Protection and indemnity insurance covers our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity insurance, other than our 4/4ths collision and FFO insurance (which is covered under our hull insurance policy), is provided by mutual protection and indemnity associations, or P&I associations. Insurance provided by P&I associations is a form of mutual indemnity insurance. Unless otherwise provided by the international conventions that limit the liability of shipowners and subject to the "capping" discussed below, our coverage under insurance provided by the P&I associations, except for pollution, will be unlimited.

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I war risk coverage will be $500.0 million per vessel per incident. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

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

        A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

  Environmental Regulation—International Maritime Organization ("IMO")

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Oil Pollution Prevention certificates for all of our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. The United States proposed a series of amendments to Annex VI in February 2007 that would establish a new tier of performance-based standards for marine diesel engines on all vessels and set stringent emission requirements for vessels operating in coastal areas with acute air quality limitations. Negotiations concerning the United States proposal are on-going. If the amendments are adopted and apply to both existing and new vessels, we may incur costs to install control equipment on our engines in order to comply with the new requirements. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

        The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a Safety Management System. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). As of November 2007, the Bunker Convention had been ratified by a sufficient number of nations for entry into force, and it will become effective on November 21, 2008. Until the Bunker Convention comes into force, liability for spills or releases of oil from ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

  Environmental Regulation—The U.S. Oil Pollution Act of 1990 ("OPA")

        The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or bunkers) in our vessels, making our vessels subject to the OPA requirements.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA defines these other damages broadly to include:

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

OPA preserves the right to recover damages under existing law, including maritime tort law.

        As a result of 2006 amendments to OPA the limits of the liability of responsible parties were increased to the greater of $950 per gross ton or $800,000 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Since December 1994, the U.S. Coast Guard's regulations have required evidence of financial responsibility for non-tank vessels in the amount of $900 per gross ton, which includes the then-applicable OPA limitation on liability of $600 per gross ton and the U.S. CERCLA liability limit of $300 per gross ton, as described below. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty, and an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. On February 6, 2006 the U.S. Coast Guard proposed regulations to increase the amount of required evidence of financial responsibility to $1,250 per gross ton to reflect the 2006 increase in liability limits under OPA. The increased amounts will become effective 90 days after the proposed regulations are finalized.

        The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase the costs of obtaining this insurance for us and our competitors.

        The U.S. Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

  Environmental Regulation—CERCLA

        The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As noted above, U.S. Coast Guard's financial responsibility regulations require evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by EPA or face penalties. EPA has appealed this decision to the Ninth Circuit Court of Appeals, but is proceeding with the development of the regulations. We cannot predict the outcome of the litigation, but if the district court's order is ultimately upheld, our vessels will be subject to CWA permitting requirements that could include ballast water treatment. While we do not believe that the costs associated with complying with such requirements would be material, it is difficult to predict the overall impact of any CWA permitting requirements on the business.

  Environmental Regulation—The Clean Air Act

        The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called "Category 3 "marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines, consistent with the United States' proposal to amend Annex VI of MARPOL described above. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. California has adopted limits on particulate matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Compliance is to be achieved through the use of marine diesel oil with a sulfur content not exceeding ..1% by weight, or marine gas oil, or through alternative means of emission control, such as the use of shore-side electrical power or exhaust emission controls. Challenges to California's authority to adopt the emissions standards are currently pending in the Ninth Circuit Court of Appeals, and the rule remains in effect pending a decision by the court. If new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

  Environmental Regulation—Other Environmental Initiatives

        The EU has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

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

        A number of bills relating to ballast water management have been introduced in the U.S. Congress, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. A U.S. District Court dismissed challenges to Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment, and an appeal is now pending in the Sixth Circuit Court of Appeals. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of February 29, 2008, the BWM Convention has been adopted by 12 states, representing 3.46% of world tonnage.

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

        Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The EU intends to expand its emissions trading scheme to vessels. The United States EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code.

        The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally a vessel must obtain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. To obtain an ISSC a vessel must meet certain requirements, including:

  •
  on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;

  •
  on-board installation of ship security alert systems that do not sound on the vessel but alert the authorities on shore;

  •
  the development of vessel security plans;

  •
  identification numbers to be permanently marked on a vessel's hull;

  •
  a continuous synopsis record to be maintained on board showing the vessel's history, including the vessel ownership, flag state registration, and port registrations; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations are intended to align with international maritime security standards and exempt non-U.S. vessels that have a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code from the requirement to have a U.S. Coast Guard approved vessel security plan. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements.

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

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Item 3. Key Information—Risk Factors" and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Our fleet as of March 31, 2008 consisted of 38 containerships and, as described below, as of that date we had newbuilding contracts for an additional 34 containerships, all of which we expect will be delivered to us by the end of September 2011.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of March 31, 2008, our containership fleet was comprised of 37 containerships employed on time charters and one containership employed on bareboat charter. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business expansion strategies.

        The average number of containerships in our fleet for the years ended December 31, 2005, 2006 and 2007 were 25.0, 26.3 and 32.3, respectively.

        As of March 31, 2008, we had newbuilding contracts with Samsung, Hyundai Samho, Hanjin, Shanghai Jiangnan and Sungdong for an additional 34 containerships with an aggregate capacity of 243,468 TEUs, with scheduled deliveries to us from July 2008 through the end of September 2011.

        After delivery of these 34 containerships contracted for by the end of September 2011, our containership fleet of 68 vessels will have a total capacity of 382,179 TEUs, assuming we do not acquire any additional vessels or dispose of any of our vessels, other than vessels that reach 30 years of age, which are assumed to be scrapped.

        As of March 31, 2008, our containership fleet was under period charters with eight charterers including Maersk, CMA-CGM, Hyundai, Yang Ming, China Shipping, UASC, MSC and Senator Lines. In addition, we have arranged time charters ranging from 10 to 15 years with Zim Integrated Shipping Services, CMA-CGM, Yang Ming and two other accredited charterers for 32 of our contracted vessels and 18-year bareboat charters with an accredited charterer for our other two contracted vessels.

Purchase Options

        We sold the APL England, the APL Scotland, the APL Holland and the APL Belgium for $44.5 million each to their charterer, APL-NOL, upon its exercise of the purchase options in the charters. We delivered these vessels to APL-NOL on March 7, 2007, on June 22, 2007, on August 3, 2007 and on January 15, 2008, respectively. The option exercise prices were below the fair market value of each of these vessels at the time the options were exercised.

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

Our Manager

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one-year renewals for an additional 12 years at our option. Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. We sold the APL England, the APL Scotland, the APL Holland and the APL Belgium, each a 5,506 TEU containership, to APL-NOL pursuant to the terms of purchase options contained in the charters for these vessels in March 2007, June 2007, August 2007 and January 2008, respectively. Five of our newbuildings, which have an aggregate capacity of 32,500 TEUs, are also subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on specified dates expected, based on the respective expected delivery dates for these vessels, to fall in 2017. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any one stage in the shipping cycle.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were less than seven total off-hire days for our entire fleet during 2006 other than for scheduled drydockings and special surveys and 45 total off-hire days for our entire fleet during 2007, other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

  Operating Revenues

        Our operating revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under time charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market. Vessels operating in the spot market generate revenues that are less predictable but can allow increased profit margins to be captured during periods of improving charter rates.

        Revenues from multi-year period charters comprised substantially all of our revenues from continuing operations for the years ended December 31, 2005, 2006 and 2007. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2007, based on contracted charter rates, from our charter arrangements for our containerships having initial terms of more than 12 months is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

Contracted Revenue from Multi-Year Charters as of December 31, 2007(1)
(amounts in millions of U.S. dollars)

Number of Vessels(2)	2008	2009-2010	2011-2012	2013-2017		2018-2027		Total
72.0(3)(4)(5)	$298.1	$779.7	$1,150.5	$2,858.6	(6)	$2,172.3	(6)	$7,259.2

(1)
Annual revenue calculations are based on an assumed 364 revenue days per annum representing contracted fees, based on contracted charter rates from our current charter agreement. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and us. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

(2)
Includes three 2,200 TEU newbuildings delivered to us in the first quarter of 2008; four 4,253 TEU newbuildings expected to be delivered to us during the second half of 2008; two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009; and 23 newbuilding containerships, the HN N-214, the HN N-219, the HN N-215, the HN N-216, the HN N-217, the HN N-218, the HN N-220, the HN N-221, the HN N-222, the HN N-223, the HN Z00001, the HN Z00002, the HN Z00003, the HN Z00004, the Hull 1022A, the Hull No. S-456, the Hull No. S-457, the Hull No. S-458, the Hull No. S-459, the Hull No. S-460, the Hull No. S-461, the Hull No. S-462 and the Hull No. S-463, expected to be delivered to us in 2009, 2010 and 2011.

(3)
Excludes one 5,506 TEU containership, the APL Belgium, which we delivered to APL on January 15, 2008 for $44.5 million pursuant to an option, which the charterer exercised in June 2007. Accordingly, revenue with respect to the APL Belgium is included in the table only through January 15, 2008.

(4)
Excludes one 3,101 TEU containership, the S.A Winterberg, which we sold on January 25, 2008 resulting in a net gain of $5.0 million. Accordingly, revenue with respect to the S.A Winterberg is included in the table only through January 25, 2008.

(5)
Includes five 6,500 TEU containerships expected to be delivered to us in 2009, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, which are subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(6)
An aggregate of $241.6 million ($48.32 million with respect to each vessel) of revenue with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, following April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, is included in the table because we cannot now predict the likelihood of these options being exercised.

        We generally do not charter our containerships in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel-owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, which may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

  Voyage Expenses

        Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which we charter our containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of our vessels' overall expenses.

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

  Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our manager monthly in advance with amounts it will need to pay our fleet's vessel operating expenses.

        Under multi-year time charters, such as those on which we charter 37 of the containerships in our current fleet, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as the one on which we charter one containership in our current fleet, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years. Depreciation is based on cost, less the estimated scrap value of the vessels.

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

        Our consolidated financial statements for periods prior to our initial public offering in October 2006 show our results of operations as a private company when we did not pay any compensation to our directors and officers other than amounts corresponding to dividends, and compensation paid to our officers, but not directors, during the period from January 1, 2006 to our initial public offering in October 2006. As a public company since October 2006, we have incurred additional general and administrative expenses. We expect that the primary components of general and administrative expenses, other than the management fees described above, will continue to consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Sarbanes-Oxley Act of 2002 and the listing of our common stock on the New York Stock Exchange.

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

  Discontinued Drybulk Operations

        While our focus is on the containership sector, in 2002 we made an investment in the drybulk sector, and from 2002 to 2007, we owned a number of drybulk carriers, chartering them to our customers (the "Drybulk Business") in the spot market, including through pooling arrangements. In the first quarter of 2007, we sold five of the six drybulk vessels in our fleet to an unaffiliated purchaser, for an aggregate of $118.0 million and sold the last drybulk carrier, the MV Achilleas, in our fleet to the same purchaser for $25.5 million, when its charter subsequently expired in 2007. As detailed in note 22 in the notes to our consolidated financial statements included elsewhere herein, we have determined that our Drybulk Business should be reflected as discontinued operations. We have included the financial results of the Drybulk Business in discontinued operations for all periods presented and discussed under "—Results of Operations." In the future, we may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

Results of Operations

        The following discussion solely reflects results from continuing operations (containerships), unless otherwise noted. As described in note 22 in the notes to our consolidated financial statements certain reclassifications have been made to reflect the discontinued operations treatment of our Drybulk Business.

  Year ended December 31, 2007 compared to the year ended December 31, 2006

        During the year ended December 31, 2007, we had an average of 32.3 containerships in our fleet. During the year ended December 31, 2006, we had an average of 26.3 containerships in our fleet. We took delivery of one 4,300 TEU containership on March 12, 2007, one 2,200 TEU containership on July 23, 2007, one 2,200 TEU containership on August 20, 2007, one 2,200 TEU containership on September 5, 2007, one 4,253 TEU containership on September 10, 2007, one 2,200 TEU containership on October 2, 2007, one 4,300 TEU containership on October 9, 2007, one 2,200 TEU containership on October 15, 2007, and one 4,253 TEU containership on November 27, 2007. We also sold three 5,506 TEU containerships in our fleet to APL-NOL on March 7, 2007, June 22, 2007 and August 3, 2007, respectively.

  Operating Revenue

        Operating revenue increased 26.1%, or $53.6 million, to $258.8 million in the year ended December 31, 2007, from $205.2 million in the year ended December 31, 2006. The increase was partly attributable to the addition to our fleet of nine vessels, which collectively contributed revenues of $23.4 million in 2007. In addition, a 4,651 TEU containership, the MOL Confidence, which was added to our fleet on March 23, 2006, three 4,814 TEU containerships, the Maersk Marathon, the Maersk Messologi and the Maersk Mytilini, which were added to our fleet on December 13, December 18, and December 22, 2006 respectively, and two 9,580 TEU containerships, the CSCL Pusan and the CSCL Le Havre, which were added to our fleet on September 8, 2006 and November 20, 2006 respectively, contributed incremental revenues of $45.8 million in the year ended December 31, 2007 compared to the year ended December 31, 2006. These additional contributions to revenue were offset in part by our sale of three vessels in 2007, which vessels, as a result, contributed $16.0 million less revenue in the year ended December 31, 2007 than in the year ended December 31, 2006.

  Voyage Expenses

        Voyage expenses were $7.5 million in the year ended December 31, 2007, representing an increase of $2.1 million, or 38.9%, from $5.4 million in the year ended December 31, 2006. The increase in voyage expenses was mainly due to commissions paid to our manager of $2.1 million for the 10 vessels acquired and sold in accordance with our management agreement in the year ended December 31, 2007 as opposed to $0.8 million of such commissions in the year ended December 31, 2006. The remaining increase of $0.8 million is attributed to higher commissions on gross revenue, address and brokerage commissions and other voyage expenses, due to the increase in the average number of containerships in our fleet in the year ended December 31, 2007, compared with the year ended December 31, 2006.

  Vessel Operating Expenses

        Vessel operating expenses increased 24.0%, or $12.7 million, to $65.7 million in the year ended December 31, 2007, from $53.0 million in the year ended December 31, 2006. This increase was due to the increase in the average number of containerships in our fleet by 6.0 vessels, or 22.8%, to 32.3 containerships in the year ended December 31, 2007 from 26.3 containerships in the year ended December 31, 2006.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred drydocking and special survey costs expense increased 48.8%, or $2.0 million, to $6.1 million in the year ended December 31, 2007, from $4.1 million in the year ended December 31, 2006. The increase resulted from more drydockings in 2007 than 2006.

  Depreciation

        Depreciation expense increased 48.7%, or $13.3 million, to $40.6 million in the year ended December 31, 2007, from $27.3 million for the year ended December 31, 2006. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet as well as the higher acquisition cost of such additional vessels compared to those sold during the year ended December 31, 2007.

  General and administrative expenses

        General and administrative expenses increased 56.3%, or $3.6 million, to $10.0 million in the year ended December 31, 2007, from $6.4 million in the year ended December 31, 2006. The increase was mainly a result of expenses related to being a public company which applied to the three months ended December 31, 2006 as compared to all of 2007. Such expenses related to being a public company increased $2.0 million in the year ended December 31, 2007 as they were in effect for the entire year compared with the year ended December 31, 2006 which such costs applied only to the fourth quarter. Moreover, fees paid to our manager increased $1.1 million as a result of an increase in the average number of vessels in our fleet in the year ended December 31, 2007 as opposed to those in the same period of 2006. The remaining $0.5 million of the increase represents various other administrative expenses which were not applicable in the year ended December 31, 2006.

  Interest expense, interest income, and other finance (expenses) income, net

        Interest expense decreased 6.3%, or $1.5 million, to $22.4 million in the year ended December 31, 2007, from $23.9 million in the year ended December 31, 2006. This decrease resulted primarily from interest capitalization of $22.9 million for the year ended December 31, 2007 as opposed to $8.6 million capitalized interest for the year ended December 31, 2006. This was offset in part by a $12.8 million increase in interest relating to a 39.4% increase in our average indebtedness, with no change in the weighted average effective interest rate to which our indebtedness was subject. Interest income increased $1.3 million, or 36.1%, to $4.9 million in the year ended December 31, 2007, from $3.6 million in the year ended December 31, 2006, due to increased average bank deposits.

        Other finance income (expenses), net, decreased $4.8 million, to a cost of $2.8 million in the year ended December 31, 2007, from an income of $2.0 million in the year ended December 31, 2006. The change in other finance income (expenses), net, was mainly due to foreign exchange rate fluctuations between the pound sterling and the U.S. dollar in connection with the leasing arrangements for the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby, the Maersk Deva (ex Vancouver Express), the CSCL Pusan and the CSCL Le Havre, as well as the agreements which we entered into with HSH Nordbank on November 14, 2006 and with The Royal Bank of Scotland on February 20, 2007, for revolving credit facilities of up to $700 million each, which resulted in higher finance fees in the year ended December 31, 2007 compared to the year ended December 31, 2006.

  Gain/(loss) on sale of vessels

        Loss on sale of vessels of $0.3 million represents a loss on sale of three containerships during the year ended December 31, 2007.

  Other income/(expenses)

        Other income (expenses), increased $33.1 million to $14.6 million for the year ended December 31, 2007 from $(18.5) million in the year ended December 31, 2006. The change was primarily due to a non-recurring gain of $15.9 million for 2007 compared to a non-recurring loss of $18.7 million in 2006, both attributable to the leasing arrangements for the CSCL Europe, the MSC Baltic, the Maersk Derby, the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and the subsequent restructuring of such arrangements in October 2007, as detailed in note 12a in the notes to the consolidated financial statements included elsewhere in this annual report.

  Gain/(loss) on derivatives

        Gain/(loss) on derivatives increased $6.8 million to $0.2 million in the year ended December 31, 2007, from a $6.6 million loss in the year ended December 31, 2006. This increase is a result of the initiation of hedge accounting from the third quarter of 2006.

  Discontinued Operations

        Net income from discontinued operations increased $56.5 million, or 158.3%, to $92.2 million in the year ended December 31, 2007 from $35.7 million in the year ended December 31, 2006, primarily reflecting the gain of $88.6 million on the sale of six drybulk carriers during 2007 compared to the sale of one drybulk carrier during 2006 with a gain of $15.0 million. As discussed in note 22 to our consolidated financial statements included elsewhere in this annual report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Year ended December 31, 2006 compared to the year ended December 31, 2005

        During the year ended December 31, 2006, we had an average of 26.3 containerships in our fleet. During the year ended December 31, 2005, we had an average of 25.0 containerships in our fleet. We took delivery of one 4,651 TEU containership on March 23, 2006, one 9,580 TEU containership on September 8, 2006, one 9,580 TEU containership on November 20, 2006, one 4,814 TEU containership on December 13, 2006, one 4,814 TEU containership on December 18, 2006 and one 4,814 TEU containership on December 22, 2006.

  Operating Revenue

        Operating revenue increased 16.7%, or $29.3 million, to $205.2 million in the year ended December 31, 2006, from $175.9 million in the year ended December 31, 2005. The increase was mainly a result of the addition to our fleet of six vessels, a 4,651 TEU containership on March 23,

2006, chartered at $20,750 per day, a 9,580 TEU vessel on September 8, 2006, chartered at $34,000 per day, a 9,580 TEU vessel on November 20, 2006, chartered at $34,000 per day, and three 4,814 TEU vessels, on December 13, 18 and 22 of 2006, respectively, each chartered at $23,450 per day, which collectively contributed revenues of $13.4 million in 2006. Further, certain of our vessels, were rechartered at improved charter rates which contributed additional revenues of approximately $15.8 million.

  Voyage Expenses

        Voyage expenses were $5.4 million in the year ended December 31, 2006, representing an increase of $1.5 million, or 38.5%, from $3.9 million in the year ended December 31, 2005. Commissions charged by related and third parties, which form part of the voyage expenses, amounted to $5.1 million in the year ended December 31, 2006, an increase of $2.0 million, or 64.5%, compared to $3.1 million in the year ended December 31, 2005. Such increase was mainly attributable to our new management agreement which came into effect on July 1, 2005, according to which we pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel, a commission of 0.5% based on the contract price on any vessel bought and sold on our behalf, as well as increased revenues on which we paid commissions for the year ended December 31, 2006, offset in part by a $0.5 million decrease in other voyage expenses such as port and canal charges, bunker expenses and address commissions.

  Vessel Operating Expenses

        Vessel operating expenses increased 16.0%, or $7.3 million, to $53.0 million in the year ended December 31, 2006 from $45.7 million in the year ended December 31, 2005. This increase was due to the increase in the average number of vessels in our fleet which contributed approximately $3.8 million in vessel operating expenses in the year ended December 31, 2006 compared to the year ended December 31, 2005 and a general increase in running costs experienced by the industry, more specifically with respect to lubricant oil costs, maintenance costs and seafarers wages, which added approximately a further $3.5 million.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred drydocking and special survey costs expense increased 57.7%, or $1.5 million, to $4.1 million in the year ended December 31, 2006, from $2.6 million in the year ended December 31, 2005. This was due to the costs of drydocking and special surveys conducted for nine of our vessels in 2006, for which amortization commenced during 2006.

  Depreciation

        Depreciation expense increased 19.2%, or $4.4 million, to $27.3 million in the year ended December 31, 2006, from $22.9 million for the year ended December 31, 2005. This increase was due to the increase in the average number of vessels in our fleet during the year ended December 31, 2006.

  General and administrative expenses

        General and administrative expenses increased 64.1%, or $2.5 million, to $6.4 million in the year ended December 31, 2006 from $3.9 million in the year ended December 31, 2005, reflecting $1.4 million of additional directors' and officers' remuneration expenses which was not applicable in the year ended December 31, 2005 and $1.1 million of technical management fees we paid in respect of the additional vessels that joined our fleet during the year ended December 31, 2006.

  Interest Expense, Interest Income, and Other Finance (Expenses) Income, Net

        Interest expense increased $4.7 million, or 24.5%, to $23.9 million in the year ended December 31, 2006, from $19.2 million in the year ended December 31, 2005. Interest income was $3.6 million for the year ended December 31, 2006, a decrease of $2.7 million, from $6.3 million for the year ended

December 31, 2005, and other finance income (expenses), net, increased $9.0 million, to income of $2.0 million in the year ended December 31, 2006, from a cost of $7.0 million in the year ended December 31, 2005. The change in interest expense was primarily due to the increase in interest rates by 1.3% to which our indebtedness, on which we paid interest, was subject to, while there was no significant change in the average indebtedness for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This resulted in an increase in interest of approximately $8.0 million, partially offset by the financing of our extensive newbuilding program which resulted in capitalizing $8.6 million of interest for year ended December 31, 2006 as opposed to $5.3 million capitalized interest for the year ended December 31, 2005. The decrease in interest income was due to the decreased monthly average bank deposits on which we earned interest, offset in part by higher interest rates.

        The increase in other finance costs, net, was mainly due to foreign exchange differences in respect of the leasing arrangements for the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby, the Maersk Deva (ex Vancouver Express), the CSCL Pusan and the CSCL Le Havre, which resulted to a gain of $2.8 million during the year ended December 31, 2006 as opposed to a loss of $6.5 million during the year ended December 31, 2005.

  Other Income (Expenses), Net

        Other income (expense), net decreased $18.2 million to $(18.5) million for the year ended December 31, 2006 from $(0.3) million in the year ended December 31, 2005. The decrease was primarily attributable to a non recurring expense of $(12.8) million related to the expected increase in the put option price we had then expected to pay under the leasing arrangements for the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby, the Maersk Deva (ex Vancouver Express), the CSCL Pusan and the CSCL Le Havre, if the put option was exercised 6 1/2 years into the lease terms, as a result of a change in the United Kingdom tax legislation enacted in 2006.

  Discontinued Operations

        Net income from discontinued operations decreased $7.7 million, or 17.7%, to $35.7 million in 2006 from $43.4 million in 2005, reflecting the decrease in prevailing charter rates earned by the drybulk carriers in our fleet in 2006 and the fewer drybulk carriers in our fleet on average, 6.4 vessels, in 2006 compared to 7.0 vessels in 2005. Refer to note 22 in the notes to our audited consolidated financial statements included elsewhere in this annual report for further information regarding our discontinued operations.

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

        Our primary short-term liquidity needs are to fund our vessel operating expenses and dividend payments to our shareholders. Our medium-term liquidity needs primarily relate to the purchase of the 34 additional containerships for which we have contracted and for which we had scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $2.7 billion as of December 31, 2007. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our credit facilities, cash from operations and debt and, possibly, equity financings. We believe that currently secured sources of funds will be sufficient to meet our liquidity needs through the third quarter of 2009, since our contracted revenue together with our senior revolving credit facilities with RBS and Aegean Baltic Bank and HSH Nordbank, along with our new credit facility with

Emporiki Bank and the new credit facilities with Credit Suisse, Fortis Bank and Deutsche Bank for which we have entered commitment letters, will be sufficient to meet our currently projected liquidity needs for that period.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. We used the proceeds from this sale to fund contracted vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel's then-existing charter. We delivered all six of these vessels to the purchaser upon expiration of their charters during 2007, after which we account for the drybulk carriers we have owned since 2002 as discontinued operations.

        The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the years ended December 31, 2005, 2006 and 2007:

	Combined Containership and Drybulk Carrier Fleet Year Ended December 31,			Discontinued Operations Year Ended December 31,			Continuing Operations Year Ended December 31,
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	(In thousands)
Net Cash from Operating Activities	$162,235	$151,578	$158,270	$47,382	$24,628	$4,537	$114,853	$126,950	$153,733
Net Cash provided by/(used in) Investing Activities	(40,538)	(330,099)	(687,592)	—	26,798	142,301	(40,538)	(356,897)	(829,893)
Net Cash provided by/(used in) Financing Activities*	(180,705)	183,596	549,742	(47,382)	(51,426)	(146,838)	(133,323)	235,022	696,580

*
Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

        We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the eight containerships we have added to our fleet since the disposal of the drybulk carrier fleet. Furthermore, the drybulk carrier fleet's proportional contribution to our cash flows from operating activities had been decreasing during the years from 2005 to 2007 mainly as a result of the growth of our containership fleet.

        Net cash from investing activities attributed to the discontinued operations was $142.3 million in 2007, representing the sale proceeds from the sale of the drybulk carrier fleet, the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the MV Achilleas. Net cash from investing activities attributed to the discontinued operations was $26.8 million in 2006, representing the sale proceeds from the sale of one of our drybulk carriers, the Sofia III. Net cash used in financing activities attributed to the drybulk carrier fleet reflects the payments of long-term debt, offset in part by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during each of the years ended December 31, 2005, 2006 and 2007.

        We sold the APL England, the APL Scotland, the APL Holland and the APL Belgium, each a 5,506 TEU containership, to APL-NOL pursuant to the terms of purchase options contained in the charters for these vessels in March 2007, June 2007, August 2007 and January 2008, respectively, each for $44.5 million.

        Under our multi-year charters as of December 31, 2007, we had contracted revenues of $298.1 million for 2008, $333.6 million for 2009 and, thereafter, approximately $6.6 billion.

        We currently intend to pay a quarterly dividend of $0.465 per share, or $1.86 per share per year. Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

        We paid our first quarterly dividend as a public company of $0.44 per share on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008, respectively. We paid no dividends in 2006. In 2005, prior to our initial public offering, we paid dividends of $244.6 million to our stockholders from our retained earnings.

        We had approximately $440.0 million and $690.0 million of undrawn availability under our credit facilities, including credit facilities for which we had commitment letters, as of December 31, 2007 and March 31, 2008, respectively.

Cash Flows

        The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our consolidated statement of cash flows included elsewhere in this annual report.

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities increased 4.4%, or $6.7 million, to $158.3 million in the year ended December 31, 2007 compared to $151.6 million in the year ended December 31, 2006. Net cash flows provided by operating activities decreased 6.5%, or $10.6 million, to $151.6 million in the year ended December 31, 2006 from $162.2 million for the year ended December 31, 2005. The increase in 2007 was primarily the result of a change in working capital requirements by $6.3 million and decreased payments of $0.4 million attributed to drydockings in 2007 as opposed to 2006. For the year ended December 31, 2006, the decrease was primarily a result of a change in working capital requirements by $7.1 million and increased payments of $3.5 million, attributed to drydockings in relation to six of our vessels for 2006 as opposed to four of our vessels for 2005.

  Net Cash Used in Investing Activities

        Net cash flows used in investing activities increased 108.3%, or $357.5 million, to $687.6 million in the year ended December 31, 2007 compared to $330.1 million in the year ended December 31, 2006. Net cash flows used in investing activities increased $289.6 million, to $330.1 million in the year ended December 31, 2006 compared to $40.5 million in the year ended December 31, 2005. The difference between the years ended December 31, 2007 and 2006 primarily reflects the funds used to acquire secondhand vessels of $266.6 million in 2007 as opposed to $171.7 million in 2006, installment payments for newbuildings of $696.8 million in 2007 as opposed to $185.1 million during the year ended December 31, 2006, and proceeds from sale of vessels of $275.8 million in 2007 as opposed to $26.8 million in 2006. The difference between the years ended December 31, 2006 and 2005 primarily reflects the funds used to acquire secondhand vessels of $171.7 million in 2006 as opposed to $12.4 million in 2005, and installment payments for newbuildings of $185.1 million in 2006 as opposed to $28.2 million during the year ended December 31, 2005.

  Net Cash Provided by/(Used in) Financing Activities

        Net cash flows provided by financing activities increased 199.4%, or $366.1 million, to $549.7 million in the year ended December 31, 2007 compared to $183.6 million in the year ended December 31, 2006. Net cash flows provided by financing activities increased $364.3 million, to $183.6 million in the year ended December 31, 2006 compared to $(180.7) million in the year ended

December 31, 2005. The increase in 2007 is primarily due to the net proceeds from long-term debt of $691.7 million during the year ended December 31, 2007 as opposed to $(12.8) million in the year ended December 31, 2006, dividend payments of $97.4 million during the year ended December 31, 2007 as opposed to no dividend payments for 2006, no public offering proceeds in 2007 as opposed to $201.3 million in 2006 and $43.7 million of restricted cash in 2007 as opposed to $1.8 million in 2006. The results for the years ended December 31, 2006 and 2005 primarily reflect the net proceeds of $201.3 million to us after completing our initial public offering in the United States on October 11, 2006 and the payment of no dividends during the year ended December 31, 2006 as opposed to the year ended December 31, 2005, in which we paid dividends of $244.6 million prior to the initial public offering to our then-existing stockholders from our retained earnings.

Credit Facilities

        We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
THE ROYAL BANK OF SCOTLAND(2)	$300.0 million	$400.0 million	LIBOR + 0.75%	Due February 20, 2012
Concerns a loan facility of up to $700.0 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of new vessels and the repayment of a previously existing facility. This facility is non-amortizing until the end of the fifth year (i.e., February 20, 2012).
HSH NORDBANK(3)	—	$45.0 million	LIBOR + 0.775%	Due March 2014	25 quarterly installments of $1.0 million; Balloon: $20.0 million
KEXIM(4)	—	$91.2 million	FIXED at 5.0125%	Due November 2016	34 quarterly installments of $2.6 million; plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-FORTIS(5)	—	$135.6 million	$126.6 million FIXED at 5.02%; and $9.0 million: LIBOR+1.25%	Due October 2018 and January 2019	22 semi-annual installments of $5.625 million; plus installments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

AEGEAN BALTIC BANK-HSH NORDBANK(6)	$20.0 million	$680.0 million	LIBOR + 0.70%	Due November 14, 2011
Concerns a loan facility of up to $700.0 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).

        As of December 31, 2007, the following vessels in our fleet were unencumbered: the Pacific Bridge, the MSC Eagle (ex Eagle Express), the S.A Helderberg and the Sederberg.

(1)
As of December 31, 2007.

(2)
Our credit facility with RBS was, as of December 31, 2007, collateralized by mortgages and other security relating to the Maersk Constantia, the MOL Confidence, the YM Colombo (ex Norasia Integra), the YM Seattle, the YM Singapore (ex Norasia Atria), the S.A. Winterberg (which we subsequently sold in January 2008) and the YM Vancouver.

(3)
Our credit facility with HSH Nordbank AG was, as of December 31, 2007, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Maersk Derby.

(4)
Our KEXIM credit facility was, as of December 31, 2007, collateralized by mortgages and other security relating to the CSCL Europe and the MSC Baltic (ex CSCL America).

(5)
Our KEXIM-FORTIS credit facility was, as of December 31, 2007, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(6)
Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of December 31, 2007, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the Hyundai Commodore, the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter and the APL Belgium.

        Our credit facilities contain financial covenants requiring us to:

  •
  maintain a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total market value adjusted assets;

  •
  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

  •
  ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% of the our total market value adjusted assets;

  •
  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        As of December 31, 2007, we were in compliance with each of these financial ratio requirements and financial covenants.

  New Credit Suisse Credit Facility

        On February 28, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, signed a commitment letter with Credit Suisse for a credit facility in an amount equal to the lower of (i) $221.6 million and (ii) 80% of the delivered costs of three new vessels, a 4,250 TEU containership, the HN 1699, a 6,500 TEU containership, the HN S4003, and a 6,500 TEU containership, the HN N-214.

        The interest rate on the Credit Suisse facility will be LIBOR plus 0.675%. The credit facility will be repaid in 28 consecutive quarterly installments of $4.0 million with the first installment due on the earlier of (i) 39 months after delivery of the last vessel and (ii) March 31, 2013 and a final ballon payment of $109.6 million along with the final installment.

  New Deutsche Bank Credit Facility

        On March 14, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, signed a commitment letter with Deutsche Bank for a credit facility of up to $180 million in relation to the acquisition of three 4,253 TEU containerships, the HN 1670, the HN 1671 and the HN 1672.

        The interest rate on the Deutsche Bank credit facility will be LIBOR plus 0.685%. The credit facility will be repaid in 32 consecutive quarterly installments of $2.5 million and a final balloon payment of $100.0 million along with the final installment. The first installment will be payable on December 31, 2010.

Interest Rate Swaps

        We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Leasing Arrangements

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby (ex P&O Nedlloyd Caracas), the Maersk Deva (ex Vancouver Express), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

        On July 19, 2006, legislation was enacted in the United Kingdom that was expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to the original leasing transactions at their inception. Accordingly, the put option price that was part of the original leasing arrangements was expected to be increased to compensate the counterparties for the loss of these benefits. In 2006 we recognized an expense of $12.8 million, which is the amount by which we expected the increase in the put price to exceed the cash benefits we had expected to receive, and had expected to retain, from these transactions. The October 5, 2007 restructuring of these leasing arrangements eliminated this put option and the $12.8 million expense recorded in 2006, was reversed and recognized in earnings in the fourth quarter of 2007.

Contractual Obligations

        Our contractual obligations as of December 31, 2007 were:

	Payments Due by Period
	Total	Less than 1 year (2008)	1-3 years (2009-2010)	3-5 years (2011-2012)	More than 5 years (After January 1, 2013)
	Dollars in thousands
Long-term debt obligations(1)	$1,351,763	$25,619	$51,238	$121,109	$1,153,797
Interest on long-term debt obligations(1)	579,034	70,194	145,984	139,254	223,602
Payments to our manager(2)	12,088	12,088	—	—	—
Newbuilding contracts	2,726,280	469,497	1,704,374	552,409	—

Total(3)	$4,669,165	$577,398	$1,901,596	$812,772	$1,377,399

(1)
We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments give effect to our interest rate swap arrangements as of December 31, 2007, described above under "—Interest Rate Swaps" and are based on an assumed LIBOR rate of 3.00% in 2008, 4.00% in 2009 and 5.00% thereafter with respect to the HSH Nordbank, Aegean Baltic-HSH Nordbank and RBS credit facilities. See "—Credit Facilities."

(2)
Under our management agreement with Danaos Shipping, from July 1, 2005 to December 31, 2008, we have paid and will pay it $250 per vessel per day for vessels on a bareboat charter and $500 per vessel per day for the remaining vessels in our fleet. We also pay our manager $500 per day for providing certain commercial, chartering and administrative services. As of December 31, 2007, we had a fleet of 37 containerships, 34 of which were on time charters and three of which were on bareboat charters, which decreased to 35 with the sale of one containership on time charter and the sale of one containership on bareboat charter in January 2008 and increased to 38 with the delivery of three secondhand vessels in the first quarter of 2008, each deployed on a time charter. Expected deliveries of our contracted fleet will further increase our fleet by, four newbuildings in the second half of 2008 all of which have time charter arrangements. Further, in 2009, 2010 and 2011, our fleet is expected to increase by another nine containerships (seven have time charter arrangements and two have a bareboat charter arrangement), 13 containerships (all of which have time charter arrangements) and eight containerships (all of which have time charter arrangements), respectively. After December 31, 2008, these fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $400,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement over the initial term which expires on December 31, 2008, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(3)
The entire $92.4 million aggregate purchase price for the Hyundai Bridge, the Hyundai Highway and the Hyundai Progress, remained unpaid as of December 31, 2007. In the first quarter of 2008, the Hyundai Bridge, the Hyundai Highway and the Hyundai Progress were each delivered to us and we paid the aggregate purchase price for such vessels of $92.4 million, none of which amount was included in the above table as the purchase agreements for these vessels were entered into in January 2008. No interest was payable with respect to this obligation if paid on a timely basis, therefore no interest payments are included in the table.

Research and Development, Patents and Licenses

        We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend Information

        Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand and respective charter-party details. The demand for containerships is determined by the underlying demand for goods which are transported in containerships. Although there can be no assurances, absent a major and sustained downturn in market conditions or significant unforeseeable changes in supply and demand of containerships, charter rates are expected to remain relatively strong for the remainder of 2008. As of March 31, 2008, we did not have any containerships without charter arrangements or with charter arrangements expiring within 2008 (other than two 1970's-built vessels which are expected to be scrapped upon expiration of their current charters), resulting in a 100% charter coverage for the remainder of 2008.

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

  Purchase of Vessels

        Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses), less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise we charge these expenditures to expenses as incurred. Our financing costs incurred during the construction period of the vessels are included in vessels' cost.

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, do not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

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

  Lease Arrangements

        We considered six of the containerships in our current fleet, which until March 7, 2008 were subject to leasing arrangements, to be owned by us for financial reporting purposes since the vessels were under our operational control and we retained risks associated with ownership. After March 7, 2008, each of these vessels has been directly owned by wholly-owned subsidiaries. Prior to March 7, 2008, we also reflected the indebtedness under which the vessels were mortgaged as a liability on our balance sheet.

  Revenue Recognition

        Our revenues and expenses are recognized on the accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance, and the amount recorded for an existing time charter acquired in conjunction with the purchase of the MOL Confidence, as discussed under the heading "—Purchase of Vessels" above.

        We have been a member of a pool arrangement with respect to two drybulk carriers, the Alexandra I and the MV Achilleas, which we have sold and are reflected as discontinued operations. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual vessels in the pool adjusted for any off-hire amount. Distributions of time charter hire to us were made every two weeks according to the pooling arrangement. An amount not exceeding four weeks' time charter hire for each of our vessels in the pool was permitted to be withheld from us as working capital for the pool. For the periods prior to the sale of these vessels, revenue related to the pooling arrangements was recognized only when all contingencies under the agreements are resolved.

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

  Vessel Lives and Estimated Scrap Values

        Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our containerships, and for the periods prior to their sale, our drybulk carriers, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined that the estimated useful lives of our containerships are 30 years in line with the industry practice, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future or of estimated scrap values, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

  Impairment of Long-lived Assets

        We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value and the carrying value was not recoverable from future undiscounted cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors.

Recent Accounting Pronouncements

        In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the expected impact, if any, of the adoption of SFAS 157 on our consolidated financial statements.

        In February 2007 the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115", ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning after November 15, 2007. We are currently evaluating the expected impact, if any, of the adoption of SFAS 159 on our consolidated financial statements.

        In December 2007 the FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS 141R"), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as the beginning of an entity's fiscal year that begins after December 15, 2008, which will be our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS 141R on our consolidated financial statements.

        In December 2007 the FASB issued SFAS No. 160 "Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 ("SFAS 160"). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS 160 on our consolidated financial statements.

        In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 ("SFAS 161") "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133". SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS 161 on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

        The following table sets forth, as of March 31, 2008, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	52	President and CEO and Class I Director
Iraklis Prokopakis	57	Vice President, Treasurer and Chief Operating Officer and Class II Director
Dimitri J. Andritsoyiannis	43	Vice President and Chief Financial Officer and Class III Director
Andrew B. Fogarty	63	Class II Director
Miklós Konkoly-Thege	65	Class III Director
Myles R. Itkin	60	Class I Director
Robert A. Mundell	76	Class I Director

        The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2008 and the term of our Class III directors expires in 2010. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 25 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants,

The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 30 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

        Dimitri J. Andritsoyiannis is our Vice President, Chief Financial Officer and a member of our board of directors. Mr. Andritsoyiannis joined us in September 2005 and has over 15 years of experience in finance and banking. Prior to joining us, Mr. Andritsoyiannis served as director of investment banking and as a member of the board of Alpha Finance, the investment banking arm of Greece's Alpha Bank. During his years with Alpha Finance from the early 1990s until joining us, Mr. Andritsoyiannis led a variety of financings, mergers and acquisitions, restructurings, privatizations and public offerings both in Greece and abroad. Mr. Andritsoyiannis holds a degree in Economics and Political Science from the Economic University of Athens, an MBA in finance from Columbia University as well as a post-graduate diploma in Ship Risk Management from the Massachusetts Institute of Technology.

        Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 16 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

        Myles R. Itkin has been a member of our board of directors since October 2006. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        Miklós Konkoly-Thege has been a member of our board of directors since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management

Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

        Dr. Robert A. Mundell has been a member of our board of directors since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation since 2005. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

Compensation of Directors and Senior Management

        We did not pay our directors prior to our initial public offering. Beginning in the fiscal year ending December 31, 2006, non-executive directors received annual fees in the amount of $50,000, plus reimbursement for their out-of-pocket expenses. For the fiscal year ending December 31, 2006, these fees were paid pro rata for the period after our non-executive directors were first elected, which coincided with our becoming a public company in October 2006. We do not have service contracts with any of our directors, other than the employment agreements with our three directors who are also executive officers of our company, as described below under "—Employment Agreements."

        Prior to 2006, our chief executive officer, chief operating officer and chief financial officer did not receive any compensation from us. During the years ended December 31, 2006 and 2007, we paid these executive officers an aggregate amount of $1.3 million and $1.3 million, respectively. Pursuant to the employment agreements we have entered into with these officers as described below, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan." No equity awards had been granted as of March 31, 2008.

Employees

        We have three salaried employees. Approximately 833 officers and crew members served on board the vessels we own as of December 31, 2007, but are employed by our manager.

Share ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2007 we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        During the fiscal year ended December 31, 2007, the full board of directors held five meetings. Each director attended all of the meetings of committees of which the director was a member. Our board of directors has determined that each of Messrs. Fogarty, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met twice in 2007 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in the remainder of 2008 and in 2009. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

        The board of directors and our company's management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        We have adopted a number of key documents that are the foundation of its corporate governance, including:

  •
  a Code of Business Conduct and Ethics for all officers and employees;

  •
  a Code of Conduct for the chief executive officer and senior financial officers;

  •
  a Code of Ethics for directors;

  •
  a Nominating and Corporate Governance Committee Charter;

  •
  a Compensation Committee Charter; and

  •
  an Audit Committee Charter.

        These documents and other important information on our governance, including the board of director's Corporate Governance Guidelines, are posted on the Danaos Corporation website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

Committees of the Board of Directors

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2007, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2007, there were four meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Dimitri J. Andritsoyiannis, Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2007, there were four meetings of the nominating and corporate governance committee.

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

        The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Dr. Coustas without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Dr. Coustas will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Dr. Coustas would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

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

        The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Prokopakis without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Prokopakis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Prokopakis would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

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

        The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Andritsoyiannis without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Andritsoyiannis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Andritsoyiannis would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

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

        The Plan requires that the plan administrator make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or event. In addition, the plan administrator will be permitted to make adjustments to the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest upon a "change of control," as defined in the Plan. Our board of directors may, at any time, alter, amend, suspend, discontinue or terminate the Plan, except that any amendment will be subject to the approval of our stockholders if required by applicable law, regulation or stock exchange rule and that, without the consent of the affected participant under the Plan, no action may materially impair the rights of such participant under any awards outstanding under the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

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

  Compensation of Our Manager

        For providing its commercial, chartering and administrative services, our Manager receives a fee of $500 per day. For the management of our ships, our Manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet for the first three years of our agreement, pro rated for the calendar days we own each vessel. After three years, these fees will be adjusted annually through mutual agreement between us and our Manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. Our Manager also receives a commission of 0.75% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. We also pay our Manager a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf and a flat fee of $400,000 per newbuilding vessel for the supervision of our newbuilding contracts. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

  Term and Termination Rights

        Subject to the termination rights described below, the initial term of the management agreement expires on December 31, 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the contract at any point after the initial term upon 12 months' notice to our Manager.

        Our Manager's Termination Rights.    Our Manager may terminate the management agreement prior to the end of its term in the two following circumstances:

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

  •
  if either we or our Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our Manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our Company or the Manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our Company or the Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager's or our Company's undertaking, property or assets or if an order is made or a resolution is passed for our Manager's or our winding up;

  •
  if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our Manager's property which is not discharged within 20 business days;

  •
  if the Manager ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by us; or

  •
  if either our Manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our Manager respectively for a period of two consecutive months or more.

        In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

  •
  if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;

  •
  if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel's constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;

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

  Sale of Our Manager

        Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary).

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2005, 2006 and 2007, we paid premiums of $3.5 million in the aggregate, $3.4 million in the aggregate and $2.8 million in the aggregate, respectively, to The Swedish Club under these insurance policies.

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

  Castella Shipping Inc. and Palmosa Shipping Corporation

        Our Chief Executive Officer has a 26.0% shareholding interest in Castella Shipping Inc., owner of one 1,700 TEU feeder containership which provides transport between liner vessels and smaller ports in the Mediterranean not directly served by liner vessels. Our Chief Executive Officer owned a 26.0% economic interest and 51.0% of the voting power in Castella's former parent, Palmosa Shipping Corporation, or Palmosa, until December 18, 2006. Castella does not, and Palmosa did not, provide feeder or any other services to us or our fleet. Our Manager arranges crewing for Castella, and arranged crewing for Palmosa, on a complementary basis in order to gain access to information regarding the vessel's maintenance and repair, off hire days, responses to unexpected events arising during voyages and other factors that are considered to be indicative of crewing performance. This allows our Manager to monitor the operational quality of Castella's vessel (and previously Palmosa's vessels), which operate under entirely Ukranian crews arranged by our Manager, thereby providing our Manager with insight into the quality of these crews compared to differently constituted crews.

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

        We believe the fees and interest paid under these loan agreements were no less favorable than those we could have obtained in arm's-length negotiations with an unrelated third party.

  Det Norske Veritas

        Until May 2006, Mr. Miklós Konkoly-Thege, a member of our Board of Directors, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to us. During the years ended December 31, 2005, 2006 and 2007, we paid $0.6 million, $0.6 million and $0.7 million, respectively, to Det Norske Veritas for these services.

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 31, 2008 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 31, 2008 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,557,500 shares of common stock outstanding as of March 31, 2008. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Officers and Directors:
John Coustas(1)	43,687,195	80.1%
Iraklis Prokopakis	453,075	*
Dimitri J. Andritsoyiannis	177,230	*
Andrew B. Fogarty	25,000	—
Myles R. Itkin	—	—
Miklós Konkoly-Thege	2,000	*
Robert A. Mundell	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	43,687,195	80.1%
All executive officers and directors as a group (7 persons)	44,344,500	81.3%

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

        In October 2006, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Accordingly, certain of our principal stockholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other stockholders. As of March 31, 2008, we had approximately eight stockholders of record. Five of these stockholders were located in the United States and held an aggregate 10,692,075 shares of common stock representing approximately 19.6% of our outstanding shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 10,686,463 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 455,075 shares beneficially owned by our officers and directors resident outside the United States and 25,000 shares beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Item 8.    Financial Information

        See "Item 18. Financial Statements" below.

        Significant Changes.    No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

        Legal Proceedings.    In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel's engine room. The Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. On July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel and, on July 3, 2001, divers retained by our manager found oil in the vessel's starboard sea chest (an opening through which sea water is taken in to cool the engines).

        In connection with these events, our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager's guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement.

        In the more than six years since the detention of the Henry (ex APL Guatemala), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager began preparation of a proactive management program designed to prevent future non-compliance.

        We have not been involved in any legal proceedings that we believe would have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

        Dividend Policy.    We currently intend to pay quarterly dividends of $0.465 per share, or $1.86 per share per year. We paid our first quarterly dividend of $0.44 per share on February 14, 2007 and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008, respectively. There can be no assurance, however, that we will pay regular quarterly dividends in the future. We paid no dividends in 2006. Prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

        We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this annual report. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to our ability to pay dividends.

Item 9.    The Offer and Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "DAC."

Trading on the New York Stock Exchange

        Since our initial public offering in the United States in October 2006, our common stock has been listed on the New York Stock Exchange under the symbol "DAC." The following table shows the high and low sales prices for our common stock during the indicated periods.

	High	Low
2006 (Annual)(1)	$24.10	$19.61
2006
Fourth Quarter(1)	$24.10	$19.61
2007 (Annual)	$40.26	$21.55
First Quarter	26.95	21.55
Second Quarter	33.55	26.11
Third Quarter	40.26	29.02
Fourth Quarter	37.50	26.35
October	37.50	34.00
November	37.46	28.00
December	31.79	26.35
2008
First Quarter	$30.20	$22.77
January	28.13	23.50
February	30.20	26.41
March	27.23	22.77

    (1)
    For the period from October 6, 2006, the date on which our common stock began trading on the NYSE, until the end of the period.

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value per share, of which, as of December 31, 2007 and March 31, 2008, 54,557,500 shares were issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2007 and March 31, 2008, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

  Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

  Detachment of the Rights

        The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

  •
  10 days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person" has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

  •
  10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an "acquiring person."

        Existing stockholders and their affiliates are excluded from the definition of "acquiring person" for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

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

  Flip-In Event

        A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading "—Redemption of Rights" below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

        If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

  Flip-Over Event

        A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

  •
  we are acquired in a merger or other business combination transaction; or

  •
  50% or more of our assets, cash flows or earning power is sold or transferred.

        If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "—Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

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

  Redemption of Rights

        At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

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

  Dissenters' Rights of Appraisal and Payment

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

  Stockholders' Derivative Actions

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

  Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described above under "—Stockholder Rights Plan." Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

  Business Combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested stockholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

  •
  any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

  •
  any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested stockholder is determined, and the affiliates and associates of such person.

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

  (a)
  Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation. For a description of the Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

  (b)
  Restrictive Covenant Agreement, dated October 11, 2006, between Danaos Corporation and Dr. John Coustas. For a description of the Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas, please see "Item 7. Major Shareholders and Related Party Transactions—Non-competition."

  (c)
  Stockholder Rights Agreement, dated September 18, 2006, between Danaos Corporation and American Stock Transfer & Trust Company, as Rights Agent. For a description of the Stockholder Rights Agreement, please see "Item 10. Additional Information—Share Capital—Stockholder Rights Plan."

  (d)
  Credit Facilities.

  HSH Nordbank Credit Facility

        On December 17, 2002, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $60.0 million credit facility with HSH Nordbank AG and Dresdner Bank, which we refer to as the HSH Nordbank credit facility, with a term of 10 years to finance a portion of the purchase price of the Maersk Deva (ex Vancouver Express) and the Maersk Derby (ex P&O Nedlloyd Caracas). As of March 31, 2008, $44.0 million was outstanding under this credit facility.

        The interest rate on the HSH Nordbank credit facility is LIBOR plus 0.775%. Beginning on June 11, 2004, we began repaying the principal amount of this loan, which is payable in 40 consecutive quarterly installments of $1.0 million together with a balloon payment of $20.0 million payable with the final installment.

  KEXIM Credit Facility

        On May 13, 2003, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $124.4 million credit facility with the Export-Import Bank of Korea, which we refer to as our KEXIM credit facility, for a term of 12 years to finance a portion of the purchase price of the CSCL Europe and the MSC Baltic (ex CSCL America). As of March 31, 2008, $88.6 million was outstanding under this credit facility.

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

  KEXIM-Fortis Credit Facility

        On January 29, 2004, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Capital, which we refer to as the KEXIM-Fortis credit facility, repayable over 12 years commencing with the delivery of the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As of March 31, 2008, $130.0 million was outstanding under this credit facility and there were no undrawn funds available.

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

        Interest on borrowings under Tranche A of the KEXIM-Fortis credit facility accrues at a rate of 5.02%, which includes a fee of 0.27% per annum. Interest on borrowings under Tranche B of the KEXIM-Fortis credit facility accrues at LIBOR plus 1.25%.

  Aegean Baltic-HSH Nordbank Credit Facility

        On November 14, 2006, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million revolving and term loan credit facility with Aegean Baltic

Bank S.A. and HSH Nordbank AG, which we refer to as the Aegean Baltic-HSH Nordbank credit facility and is organized in two tranches, Tranche A and Tranche B. The credit facility is for a committed amount of $700.0 million and is collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the Hyundai Commodore, the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter and the APL Belgium. We used the borrowings under Tranche A to refinance outstanding indebtedness under our existing credit facility with Aegean Baltic Bank, which was collateralized by mortgages and other security relating to the APL Belgium, the APL Scotland and the Hyundai Commodore. Tranche B of the Aegean Baltic-HSH Nordbank credit facility is for a maximum amount of $500.0 million. Tranche B is to be used to provide financing for future vessel acquisitions, or other ship financing or corporate activities. The interest rate on the Aegean Baltic-HSH Nordbank credit facility is 0.70% over LIBOR. The revolving period commenced on November 14, 2006 and will have a duration of five years. The loan is repayable in up to 20 consecutive quarterly installments beginning in 2012 and a balloon payment, if applicable, together with the last payment due in 2016. Specifically, the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011). As of March 31, 2008, $675.0 million was outstanding under the Aegean Baltic-HSH Nordbank credit facility and $25.0 million of undrawn availability remained available to us for future borrowings.

  Royal Bank of Scotland Credit Facility

        On February 20, 2007, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million senior revolving credit facility with The Royal Bank of Scotland, which we refer to as the RBS credit facility. As of December 31, 2007, the utilized portion of this facility was $435.25 million, with the remaining $264.75 million committed, available for future drawings. The drawn amount consists of $400 million in drawn funds and $35.25 million in the form of a payment guarantee issued in favor of Shanghai Jiangnan Changxing Heavy Industry Company Limited, guaranteeing part of the payments under the shipbuilding contract for HN H1022A. This guarantee is partly cash collateralised by $7.05 million or 20% of the guaranteed amount, which is in a restricted account with RBS.

        The $400 million outstanding loan balance consists of the following:

  a.
  $38 million collateralized by the MOL Confidence, repayable in two semi-annual instalments of $16.7 million each, the first instalment being payable on October 31, 2012, together with a balloon of $4.6 million payable together with the last instalment.

  b.
  $69 million collateralized by the YM Colombo, repayable in ten semi-annual instalments of $4.6 million each, the first instalment being payable on October 31, 2012, together with a balloon of $23 million payable together with the last instalment.

  c.
  $69 million collateralized by the Norasia Atria, repayable in ten semi-annual instalments of $4.6 million each, the first instalment being payable on April 30, 2013, together with a balloon of $23 million payable together with the last instalment.

  d.
  $72 million collateralized by the YM Seattle, repayable in ten semi-annual instalments of $4 million each, the first instalment being payable on April 30, 2013, together with a balloon of $32 million payable together with the last instalment.

  e.
  $72 million collateralized by the YM Vancouver, repayable in ten semi-annual instalments of $4 million each, the first instalment being payable on April 30, 2013, together with a balloon of $32 million payable together with the last instalment.

  f.
  $18.8 million collateralized by the assigned refund guarantee covering $23.5 million of pre-delivery payments related to HN H1022A. Since this is pre-delivery financing, the amortization period will commence five years after delivery of the vessel. Six months after this five-year period ends, the amount will be reduced by 10 equal semi-annual reductions, together with a balloon reduction payable with the final instalment calculated on the basis of an 18 year loan amortization profile. We have the option at any point before delivery of the said vessel to substitute this security with another vessel, with the amortization to be determined at that point based on the above 18 year profile.

  g.
  $26.6 million collateralized by the assigned refund guarantee covering $33.2 million of pre-delivery payments related to HN S456. Since this is pre-delivery financing, the amortization period will commence five years after delivery of the vessel. Six months after this five-year period ends, the amount will be reduced by 10 equal semi-annual reductions, together with a balloon reduction payable with the final instalment calculated on the basis of an 18 year loan amortization profile. We have the option at any point before delivery of the said vessel to substitute this security with another vessel, with the amortization to be determined at that point based on the above 18 year profile.

  h.
  $26.6 million collateralized by the assigned refund guarantee covering $33.2 million of pre-delivery payments related to HN S457. Since this is pre-delivery financing, the amortization period will commence 5 years after delivery of the vessel. Six months after this five-year period ends, the amount will be reduced by 10 equal semi-annual reductions, together with a balloon reduction payable with the final instalment calculated on the basis of an 18 year loan amortization profile. We have the option at any point before delivery of the said vessel to substitute this security with another vessel, with the amortization to be determined at that point based on the above 18 year profile.

  i.
  $8 million collateralized by the assigned refund guarantee covering $33.2 million of pre-delivery payments related to HN S457. Since this is pre-delivery financing, the amortization period will commence 5 years after delivery of the vessel. Six months after this five-year period ends, the amount will be reduced by 10 equal semi-annual reductions, together with a balloon reduction payable with the final instalment calculated on the basis of an 18 year loan amortization profile. We have the option at any point before delivery of the said vessel to substitute this security with another vessel, with the amortization to be determined at that point based on the above 18 year profile.

        As of March 31, 2008, $546.9 million was the utilized portion under the RBS credit facility and $153.1 million of undrawn availability remained available to us for future borrowings.

  Emporiki Bank of Greece S.A Credit Facility

        On February 15, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and Hull No S4002. As of March 31, 2008, $47.4 million was outstanding under this credit facility and $109.4 million of undrawn availability remained available to us for future borrowings.

        The interest rate on the Emporiki Bank of Greece S.A credit facility is LIBOR plus 0.65%. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment. The first installment will be payable on the earlier date of the date falling 30 months from the delivery date of the second vessel mortgaged thereunder and December 31, 2011.

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

        We believe the fees and interest payable under these loan agreements were no less favorable than those we could obtain in arm's-length negotiations with an unrelated third party. We repaid the entire amount outstanding under these loans on December 28, 2006, with borrowings made under our RBS and Aegean Baltic-HSH Nordbank credit facilities.

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

        Each stockholder is urged to consult their tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of them.

  Liberian Tax Considerations

        The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act"). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of "non-resident" Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and "resident" Liberian corporations which conduct business in Liberia and are (and were under the prior law) subject to taxation.

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

  United States Federal Income Tax Considerations

        The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are in effect and available and subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to "we" and "us" are to Danaos Corporation and its subsidiaries on a consolidated basis, unless the context otherwise requires.

  United States Federal Income Taxation of Our Company

    Taxation of Operating Income: In General

        Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, operating or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "United States-source shipping income."

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

          Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code, for taxable years after 2005 we will be exempt from United States federal income taxation on our United States-source shipping income if:

  (1)
  we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

  (2)
  either

    (A)    more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test"; or

    (B)    our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

        We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Singapore, an exchange of notes between the United States and Singapore, 1990-2 C.B. 323, (each an "Exchange of Notes") that the Marshall Islands, Liberia, Cyprus and Singapore, the jurisdictions in which we and our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we believe that, for taxable years after 2005, we will be exempt from United States federal income taxation with respect to our United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. For taxable years following 2005, it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2007 our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is our sole class of stock we satisfied the listing requirement for 2006 and expect to continue to satisfy this requirement for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2007 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2007 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

        More than 50% of our shares of common stock are owned by 5% stockholders. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

        Approximately 80.0% of our shares will be treated, under applicable attribution rules, as owned by the Coustas Family Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the Coustas Family Trust transfers some or all of our shares that it holds, Dr Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the Coustas Family Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. Accordingly there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

        To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime. Many of our charters contain provisions obligating the charter to reimburse us for amounts paid in respect of the 4% tax with respect to the activities of the vessel subject to the charter.

        To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

        Our U.S.-source shipping income, other than leasing income, will be considered "effectively connected" with the conduct of a United States trade or business only if:

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

        Our U.S.-source shipping income from leasing will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

  •
  substantially all (at least 90%) of our U.S.-source shipping income from leasing is attributable to such fixed place of business.

        For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

  United States Federal Income Taxation of United States Holders

        As used herein, the term "United States Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisor.

          Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates.

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

          Sale, Exchange or other Disposition of Common Stock

        Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

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

        For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute "passive income" unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        We may hold, directly or indirectly, interests in other entities that are PFICs ("Subsidiary PFICs"). If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2007. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. There is legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this opinion. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

        As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

          Taxation of United States Holders Making a Timely QEF Election

        If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder's U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any Subsidiary PFIC are treated as PFICs by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

          Taxation of United States Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

          Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year or to any portion of the United States Holder's holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        If a Non-Electing Holder who is an individual dies before January 1, 2010, while owning our common stock, such holder's successor generally will not receive a step-up in tax basis with respect to such stock.

        If a United States Holder held our common stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a "deemed sale" or, in certain circumstances, a "deemed dividend" election with respect to our common stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of our common stock for their fair market value on the last day of the last taxable year for which we qualified as a PFIC (the "termination date"). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

        If we were treated as a "controlled foreign corporation" for United States tax purposes for the taxable year that included the termination date, then a United States Holder could make a deemed dividend election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described in the second preceding paragraph. The United States Holder would increase his, her or its basis in our common stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we will generally be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, common stock having 10% or more of the total voting power of our common stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our common stock.

        A deemed sale or deemed dividend election must be made on the United States Holder's original or amended return for the shareholder's taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

  United States Federal Income Taxation of "Non-United States Holders"

        A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a "Non-United States Holder."

          Dividends on Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

          Sale, Exchange or Other Disposition of Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

  •
  the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

        Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder's income tax liability by filing a refund claim with the IRS.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        In connection with certain of our credit facilities under which we pay a floating rate of interest, we entered into interest rate swap agreements designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

        Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2006 and 2007 (in thousands).

Counterparty	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2006	Fair Value December 31, 2007
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	—	$(2,702)
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	—	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$482	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$401	$(2,414)
RBS	12/1/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$786	$(1,996)
HSH Nordbank	12/6/2006	12/8/2006	12/8/2009	$200,000	4.739% p.a.	USD LIBOR 3M BBA	$1,291	$(3,388)
HSH Nordbank	12/6/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$2,872	$(3,149)
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	—	$(8,440)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	—	$(3,363)
RBS	9/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	—	$(12,911)
RBS	9/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	—	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07%	USD LIBOR 3M BBA	—	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12%	USD LIBOR 3M BBA	—	$(864)
EUROBANK	12/6/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	—	$825
EUROBANK	12/6/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	—	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975%	USD LIBOR 3M BBA	—	$(3,854)
CITI	11/2/2007	11/6/2010	11/6/2015	$250,000	5.1%	USD LIBOR 3M BBA	—	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98%	USD LIBOR 3M BBA	—	$(281)

Total fair value							$5,832	$(54,886)

        SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS 133," and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which has been effective for us since January 1, 2001, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or

(ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

  Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. We consider our strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2006 and 2007 were as follows (In thousands):

Counterparty	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2006	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a	$(1,772)	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a	$(1,889)	$(244)

						Total fair value	$(3,661)	$(421)

        The total fair value change of the interest rate swaps for the year ended December 31, 2007 amounted to $3.2 million and is included in the Statement of Income in Gain/(Loss) on Fair Value of Derivatives. The related liability of $0.4 million is shown under Other Liabilities (long-term) in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2007 until December 31, 2007 amounted to $2.5 million and is included in the Statement of Income in Gain/(Loss) on Fair Value of Derivatives. The net ineffectiveness for December 31, 2007 amounted to $0.8 million and is shown in the Statement of Income under Gain/(Loss) on fair value of derivatives.

  Cash Flow Interest Rate Swap Hedges

        We, according to our long-term strategic plan to maintain relative stability in our interest rate exposure, have decided to swap part of our interest expenses from floating to fixed. To this effect, we have entered into 18 interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month U.S. Dollar LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The total fair value change of the interest rate swaps for the year ended December 31, 2007 amounted to $60.7 million and is included in Other Comprehensive Income. There was no ineffective portion for the period of the hedge.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2007, a one-percentage point increase in interest rates would result in a decrease of approximately $1.5 million in earnings and cash flow for 2008 while any change in the fair value of our interest rate swap agreements should be neutralized by a corresponding change in "Other Comprehensive Income" as long as our hedging is deemed effective.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2007 we incurred approximately 52.0% of our expenses in currencies other than U.S. dollars. As of December 31, 2007, approximately 34.2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than as described below with respect to expected inflows in connection with the leasing transactions with respect to vessels in our fleet and we do not use financial instruments for trading or other speculative purposes. We have recognized these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts did not qualify as hedging instruments until June 30, 2006 and after the restructuring of the leasing arrangements for six vessels in our fleet on October 5, 2007 ceased to qualify as hedging instruments as these leasing arrangements were no longer expected to result in cash inflows, and thus, other than for the period from June 30, 2006 until October 5, 2007, we recognized changes in their fair value in our current period earnings. As of July 1, 2006 these foreign currency forward contracts qualified for hedge accounting and, accordingly, from that time until October 5, 2007, changes in the fair value of these instruments were not recognized in current period earnings.

        We entered into the foreign currency forward contracts referred to above in 2004 to economically hedge our exposure to fluctuations of anticipated cash inflows in British pounds relating to the leasing arrangements. Under the contracts, we will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012).

        The total net fair value change of the forward contracts for the period from January 1, 2007 until October 5, 2007 (end of the hedge) amounted to $0.514 million of which $1.891 million is included in Other Comprehensive Income and the remaining $(1.377) million is shown in the Statement of Income under Gain/(Loss) on fair value of derivatives, out of which the $(0.034) million is the net ineffective portion of the hedge and the remaining $(1.343) million is analyzed as $0.572 million due to expiration of certain contracts on April 14, 2007 and $(1.915) million due to the end of the hedge on October 5, 2007. The total fair value change of the forward contracts for the period from October 5, 2007 (end of the hedge) until December 31, 2007 amounted to $0.434 million and is shown in the Statement of Income under Gain/(Loss) on fair value of derivatives.

        As of December 31, 2007 we had recorded the fair value of derivative instrument liabilities of $1.402 million in Other liabilities (current) and $56.537 million in Other long-term liabilities.

        Assuming no changes to our forward contracts after December 31, 2007, a 10% movement in the outright GBP/USD exchange rate would result in a movement of $2.8 million, which would be a loss should the GBP/USD exchange rate move higher (ie. GBP appreciates against the dollar), and a gain should the GBP/USD exchange rate move lower (ie. GBP depreciates against the dollar). In both cases, the effect will go through our Statement of Income.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2007. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2007.

  Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("GAAP").

        A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In making its assessment of our internal control over financial reporting as of December 31, 2007, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

  Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2007, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

  Change in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Audit Committee consists of three independent directors, Andrew B. Fogarty, Miklos Konkoly Thege, and Myles R. Itkin, who is the chairman of the committee. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is a United States Certified Public Accountant and independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45

Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the fiscal year ended December 31, 2007.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2005, 2006 and 2007.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2006 and 2007 and breaks down these amounts by the category of service.

(In Thousands)	2006	2007
Audit fees	$260.0	$719.2
Audit-related fees	180.8	103.0
Tax fees	4.6	5.2

Total fees	$445.4	$827.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements including audit fees in connection with our initial public offering.

Audit-related Fees

        Audit-related fees for 2007 include audit-related fees in connection with the Registration Statement on Form F-3 (Reg. No. 333-147099), which we filed with the SEC in the fourth quarter of 2007, and audit-related fees for 2006 include audit-related fees in connection with the review of the Registration Statement on Form F-1 (Reg. No. 333-137459), which we filed with the SEC in the second half of 2006.

Tax Fees

        The tax fees in 2006 and 2007 include the aggregate fees billed for certain tax related consultations and other work which are not reported under audit services, including the submission of zero tax returns in Singapore in relation to certain of our vessels owned by Singapore incorporated vessel holding companies.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2007 or 2006.

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

        The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers S.A.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-37 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Amended and Restated Bylaws*
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation*
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)*
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas*
4.4	Stockholder Rights Agreement*
4.5	2006 Equity Compensation Plan*
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG*
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea*
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp.*
4.9	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation*
4.10	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation*
4.11	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG**

4.12	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland**
4.13	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A.
8	Subsidiaries
11.1	Code of Business Conduct and Ethics**
11.2	Code of Conduct**
11.3	Code of Ethics**
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
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

*
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and filed with the SEC on May 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Danaos Corporation

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15 of the Company's 2007 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers S.A.
Athens, Greece
April 4, 2008

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share and per share amounts)

		As of December 31,
	Notes	2006	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$43,075	$63,495
Restricted cash	3	2,493	46,179
Accounts receivable, net		2,170	4,321
Inventories		3,772	5,761
Prepaid expenses		1,338	886
Due from related parties	14	2,863	4,595
Other current assets	7	3,989	7,751

Total current assets		59,700	132,988

NON-CURRENT ASSETS
Fixed assets, net	4	$1,016,608	$1,182,505
Advances for vessel acquisitions		12,350	—
Advances for vessels under construction	5	193,016	745,534
Deferred charges, net	6	9,399	10,431
Other non-current assets	16a,8	6,117	333

Total non-current assets		1,237,490	1,938,803

Total assets		$1,297,190	$2,071,791

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$9,652	$11,571
Accrued liabilities	10	5,093	5,816
Long-term debt, current portion	13	22,760	25,619
Unearned revenue		6,743	6,705
Other current liabilities	11a	1,466	1,402

Total current liabilities		45,714	51,113

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	$639,556	$1,330,927
Unearned revenue, net of current portion		10,514	8,310
Other long-term liabilities	11b,16b	35,554	56,537

Total long-term liabilities		685,624	1,395,774

Total liabilities		$731,338	$1,446,887

Commitments and Contingencies	19
STOCKHOLDERS' EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (par value $.01, 200,000,000 common shares authorized and 54,557,500 issued and outstanding as of December 31, 2006 and December 31, 2007)	21	546	546
Additional paid-in capital		288,530	288,530
Accumulated other comprehensive income/(loss)	16a,16c	3,941	(54,886)
Retained earnings		272,835	390,714

Total stockholders' equity		565,852	624,904

Total liabilities and stockholders' equity		$1,297,190	$2,071,791

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2005	2006	2007
OPERATING REVENUES	18	$175,886	$205,177	$258,845
OPERATING EXPENSES:
Voyage expenses		(3,883)	(5,423)	(7,498)
Vessel operating expenses		(45,741)	(52,991)	(65,676)
Depreciation	4	(22,940)	(27,304)	(40,622)
Amortization of deferred drydocking and special survey costs	6	(2,638)	(4,127)	(6,113)
Bad debt expense		(36)	(145)	(1)
General and administration expenses		(3,914)	(6,413)	(9,955)
Loss on sale of vessels	20	—	—	(286)

Income from operations		96,734	108,774	128,694

OTHER INCOME (EXPENSES):
Interest income		6,345	3,605	4,861
Interest expense		(19,190)	(23,905)	(22,421)
Other finance income/(expenses), net		(6,961)	2,049	(2,779)
Other income (expenses), net		(270)	(18,476)	14,560
Gain/(Loss) on fair value of derivatives		2,831	(6,628)	183

Total Other Expenses, net		(17,245)	(43,355)	(5,596)

Net income from continuing operations		$79,489	$65,419	$123,098

Net income from discontinued operations	22	$43,361	$35,663	$92,166

Net income		$122,850	$101,082	$215,264

EARNINGS PER SHARE
Basic and diluted net income per share
Continuing operations		$1.79	$1.40	$2.26

Discontinued operations		$0.98	$0.76	$1.69

Total		$2.77	$2.16	$3.95

Basic and diluted weighted average number of shares		44,307,500	46,750,651	54,557,500

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars,except number of shares)

		Common Stock
					Accumulated Other Comprehensive Income/(Loss)
	Comprehensive Income	Number of shares	Par value	Additional Paid in Capital		Retained Earnings	Total
Balance as of January 1, 2005	$116,459	44,308	$443	$90,529	$—	$293,496	$384,468
Changes during the year ended December 31, 2005
Net income	122,850	—	—	—	—	122,850	122,850
Dividends	—	—	—	—	—	(244,593)	(244,593)

Balance as of December 31, 2005	$122,850	44,308	$443	$90,529	$—	$171,753	$262,725

Changes during the year ended December 31, 2006
Comprehensive income:
Net income	101,082	—	—	—	—	101,082	101,082
Unrealised gain on cash flow hedges, net	3,941	—	—	—	3,941	—	3,941
Issuance of common stock	—	10,250	103	198,001	—	—	198,104

Balance as of December 31, 2006	$105,023	54,558	$546	$288,530	$3,941	$272,835	$565,852

Changes during the year ended December 31, 2007
Comprehensive income:
Net income	215,264	—	—	—	—	215,264	215,264
Unrealised loss on cash flow hedges, net	(58,827)	—	—	—	(58,827)	—	(58,827)
Dividends	—	—	—	—	—	(97,385)	(97,385)

Balance as of December 31, 2007	$156,437	54,558	$546	$288,530	$(54,886)	$390,714	$624,904

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2005	2006	2007
Cash Flows from operating activities:
Net income	$122,850	$101,082	$215,264
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	27,114	31,111	41,093
Amortization of deferred drydocking and special survey costs	3,922	5,425	6,216
Written off amount of drydocking / special survey	—	385	337
Written off amount of finance costs	—	396	284
Amortization of finance costs	101	135	164
Payments for drydocking / special survey	(4,505)	(8,037)	(7,592)
Gain on sale of vessels	—	(14,954)	(88,349)
Change in fair value of derivative instruments	(1,939)	5,733	193
(Increase)/decrease in:
Accounts receivable	4,676	(3,034)	(2,151)
Inventories	156	(1,181)	(1,989)
Prepaid expenses	520	(468)	452
Net investment in finance lease	3,694	860	—
Due from related parties	(3,726)	1,681	(1,732)
Other assets, current and non-current	12,673	(1,958)	(3,810)
Increase/(decrease) in:
Accounts payable	501	3,587	1,919
Accrued liabilities	(3,189)	2,188	723
Unearned revenue, current and non-current	(613)	(1,152)	(2,242)
Other liabilities, current and non-current	—	29,779	(510)

Net cash provided by operating activities	162,235	151,578	158,270

Cash flows from investing activities:
Vessel acquisitions including advances for vessel acquisitions	(12,350)	(171,749)	(266,608)
Vessels under construction	(28,188)	(185,148)	(696,752)
Proceeds from sale of vessels	—	26,798	275,768

Net cash used in investing activities	(40,538)	(330,099)	(687,592)

Cash flows from financing activities:
Proceeds from long-term debt	400,000	304,596	1,014,177
Proceeds from related party loans	—	130,375	—
Payments of long-term debt	(339,937)	(317,390)	(322,437)
Payments of related party loans		(130,375)	—
Contributions from stockholders	—	201,259	—
Dividends paid	(244,593)	—	(97,385)
Deferred finance costs	(791)	(925)	(500)
Deferred public offering costs	(980)	(2,175)	(427)
Decrease/(increase) of restricted cash	5,596	(1,769)	(43,686)

Net Cash (used in)/provided by financing activities	(180,705)	183,596	549,742

Net (Decrease)/Increase in cash and cash equivalents	(59,008)	5,075	20,420

Cash and cash equivalents, beginning of period	97,008	38,000	43,075

Cash and cash equivalents, end of period	$38,000	$43,075	$63,495

Supplementary Cash Flow information
Cash paid for interest	$24,283	$26,352	$46,449
Non-cash capitalized interest on vessels under construction	$5,275	$6,079	—
Non-cash lease liability related to vessel acquisition	—	$14,416	—
Increase / (Decrease) in vessels' values in respect of lease arrangements	—	$32,218	$(29,269)
Advances for vessels under construction in respect of lease arrangements	—	$27,272	—

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of Presentation and General Information

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of the Company is the United States Dollar.

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. See note 21 for additional information regarding stockholders' equity.

        The Company's vessels operate worldwide, carrying containers for many of the world's leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (see note 2) that are under the exclusive management of a related party of the Company. (see note 14)

        The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The consolidated companies are referred to as "Danaos," or "the Company."

        As of December 31, 2007, Danaos included the vessel owning (including vessels under            contract and/or construction) companies (the "Danaos Subsidiaries") listed below, which are all container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	1984	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	1989	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986		3,045
Lato Shipping (Private) Ltd.	February 16, 2001	APL Belgium	2002		5,506
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988		3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992		4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	1992		4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	1977		3,101
Sederberg Maritime Inc.	June 11, 2003	Sederberg	1978		3,101
Winterberg Maritime Inc.	June 11, 2003	S.A. Winterberg	1978		3,101
Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	1979		3,101
Containers Services Inc.	May 30, 2002	Maersk Deva	2004		4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby	2004		4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	2004		8,468
Oceanprize Navigation Ltd.	January 20, 2003	MSC Baltic	2004		8,468
Federal Marine Inc.	February 14,2006	MOL Confidence	1994		4,651
Karlita Shipping Co. Ltd.	February 21, 2003	CSCL Pusan	2006		9,580
Ramona Marine Co. Ltd.	February 21, 2003	CSCL Le Havre	2006		9,580
Boxcarrier (No 6) Corp.	June 27, 2006	Maersk Marathon	1991		4,814
Boxcarrier (No 7) Corp.	June 27, 2006	Maersk Messologi	1991		4,814
Boxcarrier (No 8) Corp	November 16, 2006	Maersk Mytilini	1991		4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004		4,300
Seacarriers Services Inc.	June 28,2005	YM Seattle	2007		4,253
Speedcarrier (No 1) Corp.	June 28,2007	Hyundai Vladivostok	1997		2,200
Speedcarrier (No 2) Corp.	June 28,2007	Hyundai Advance	1997		2,200
Speedcarrier (No 3) Corp.	June 28,2007	Hyundai Stride	1997		2,200
Speedcarrier (No 5) Corp.	June 28,2007	Hyundai Future	1997		2,200
Speedcarrier (No 4) Corp.	June 28,2007	Hyundai Sprinter	1997		2,200
Wellington Marine Inc.	January 27,2005	YM Singapore	2004		4,300
Seacarriers Lines Inc.	June 28,2005	YM Vancouver	2007		4,253
Vessels under construction
Bayview Shipping Inc.	March 22, 2006	Hull No. 1670	2008	**	4,253
Channelview Marine Inc.	March 22, 2006	Hull No. 1671	2008	***	4,253
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	2008	****	4,253
Continent Marine Inc	March 22, 2006	Hull No. 1673	2008	*****	4,253
Medsea Marine Inc	May 8, 2006	Hull No. 1698	2009	*	4,253
Blacksea Marine Inc	May 8, 2006	Hull No. 1699	2009	*	4,253
Boxcarrier (No 1) Corp.	June 27, 2006	Hull No. S4001	2009	*	6,500
Boxcarrier (No 2) Corp.	June 27, 2006	Hull No. S4002	2009	*	6,500
Boxcarrier (No 3) Corp.	June 27, 2006	Hull No. S4003	2009	*	6,500
Boxcarrier (No 4) Corp.	June 27, 2006	Hull No. S4004	2009	*	6,500
Boxcarrier (No 5) Corp.	June 27, 2006	Hull No. S4005	2009	*	6,500
Teucarrier (No 1) Corp.	January 31,2007	Hull No. Z00001	2010	*	8,530
Teucarrier (No 2) Corp.	January 31,2007	Hull No. Z00002	2010	*	8,530

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Teucarrier (No 3) Corp.	January 31,2007	Hull No. Z00003	2010	*	8,530
Teucarrier (No 4) Corp.	January 31,2007	Hull No. Z00004	2010	*	8,530
Expresscarrier (No 1) Corp.	March 5, 2007	Hull No. N-214	2009	*	6,500
Expresscarrier (No 2) Corp.	March 5, 2007	Hull No. N-215	2010	*	6,500
Expresscarrier (No 3) Corp.	March 5, 2007	Hull No. N-216	2010	*	6,500
Expresscarrier (No 4) Corp.	March 5, 2007	Hull No. N-217	2010	*	6,500
Expresscarrier (No 5) Corp.	March 5, 2007	Hull No. N-218	2010	*	6,500
CellContainer(No 1) Corp.	March 23, 2007	Hull No. N-219	2009	*	3,400
CellContainer(No 2) Corp.	March 23, 2007	Hull No. N-220	2010	*	3,400
CellContainer(No 3) Corp.	March 23, 2007	Hull No. N-221	2010	*	3,400
CellContainer(No 4) Corp.	March 23, 2007	Hull No. N-222	2010	*	3,400
CellContainer(No 5) Corp.	March 23, 2007	Hull No. N-223	2010	*	3,400
Teucarrier (No.5) Corp.	September 17, 2007	Hull No. H1022A	2010	*	8,530
Megacarrier (No.1) Corp.	September 10, 2007	Hull No. S-456	2011	*	12,600
Megacarrier (No.2) Corp.	September 10, 2007	Hull No. S-457	2011	*	12,600
Megacarrier (No.3) Corp.	September 10, 2007	Hull No. S-458	2011	*	12,600
Megacarrier (No.4) Corp.	September 10, 2007	Hull No. S-459	2011	*	12,600
Megacarrier (No.5) Corp.	September 10, 2007	Hull No. S-460	2011	*	12,600
Cellcontainer (No.6) Corp.	October 31, 2007	Hull No. S-461	2011	*	10,100
Cellcontainer (No.7) Corp.	October 31, 2007	Hull No. S-462	2011	*	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	*	10,100

*
Estimated completion date.

**
Scheduled to be delivered to the Company in July 2008.

***
Scheduled to be delivered to the Company in September 2008.

****
Scheduled to be delivered to the Company in October 2008.

*****
Scheduled to be delivered to the Company in December 2008.

2 Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) if it determines that it is the primary beneficiary. The Company does not have any significant variable interest entities. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

        Use of Estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Other Comprehensive Income (Loss):    The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") 130, "Statement of Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

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

        Cash and Cash Equivalents:    Cash and cash equivalents consist of call and time deposits with original maturities of three months or less which are not restricted for use or withdrawal.

        Restricted Cash:    Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account.

        Accounts Receivable:    The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Bad debts are written off in the year in which they are identified.

        Insurance:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with SFAS 5, "Accounting for Contingencies," based on the Company's historical experience and the historical experience of the shipping industry.

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of market value or cost as determined using the weighted average method.

        Financing Costs:    Fees incurred for obtaining new loans are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item "Deferred Charges".

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        Vessels' Cost:    Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred. Financing costs incurred during the construction period of the vessels are included in vessels' cost.

        Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

        Vessels' Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value. Management has estimated the useful life of the Company's vessels to be 30 years from the year built.

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

        Impairment of Long-lived Assets:    SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets," addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No events or changes in circumstances have occurred in the periods presented that would lead to a review for impairment.

        Pension and Retirement Benefit Obligations-Crew:    The crew on board the companies' vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

        Accounting for Revenue and Expenses:    Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. The Company earns revenue from bareboat and time charters. Bareboat and time charters involve placing a vessel at the charterers'

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under a time charter, the daily hire rate includes the crew, lubricants, insurance, spares and stores. Under a bareboat charter, the charterer is provided only with the vessel.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (see note 14), audit fees, legal fees, board remuneration, director's & officers insurance and stock exchange fees.

        Repairs and Maintenance:    All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

        Dividends:    Dividends are recorded in the Company's financial statements in the period in which they are declared by the Company's board of directors.

        Segment Reporting:    The Company reports financial information and evaluates its operations by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it has only one operating and reportable segment.

        Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

        Earnings Per Share:    The Company has presented net income per share for all periods presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan"), which is generally administered by the compensation committee of the board of directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with SFAS 123(R).

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited or cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

        Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders. To date, no grants or stock options have been issued under the equity compensation plan.

Recent Accounting Pronouncements:

        In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("FAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact, if any, of the adoption of FAS 157 on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. FAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of an entity's fiscal year beginning after November 15, 2007. The Company has not yet determined the impact, if any, of the adoption of FAS 159 on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("FAS 141R"), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as the beginning of an entity's fiscal year that begins after December 15, 2008, which will be the Company's year beginning January 1, 2009. The Company has not yet determined the impact, if any, of the adoption of FAS 141R on Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160 "Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51" (FAS 160). FAS 160 states that accounting and

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to the Company's year beginning January 1, 2009. The Company has not yet determined the impact, if any, of the adoption of FAS 160 on its consolidated financial statements.

        In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133". SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company's consolidated financial statements.

3 Restricted Cash

        Restricted cash was comprised as follows:

	Retention	Restricted Deposits		Total
December 31, 2006	$2,493	—		$2,493
December 31, 2007	$4,557	$41,622	*	$46,179

    *
    This amount represents cash collateral placed in two restricted accounts. Pursuant to guarantee facility agreements with HSH Nordbank and the Royal Bank of Scotland, the Company entered into agreements amounting to $148 million and $35.3 million, respectively. In addition, it contains cash collateral pursuant to a guarantee letter amounting to €350 thousand. The restricted cash amount in HSH Nordbank and the Royal Bank of Scotland will be reduced accordingly so as to at all times represent 25% and 20% of the outstanding / guaranteed amount respectively. Restricted cash was $41.6 million as of December 31, 2007 and $0.8 million was the interest income of the collateralized account during the year ended December 31, 2007.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net

        Vessels' cost and accumulated depreciation and changes thereto are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value*
January 1, 2006	$822,739	$(168,517)	$654,222
Additions from continuing operations	405,341	(27,304)	378,037
Additions from discontinued operations	—	(3,807)	(3,807)
Disposals from discontinued operations	(14,225)	2,381	(11,844)

December 31, 2006	$1,213,855	$(197,247)	$1,016,608

Additions from continuing operations	423,192	(40,622)	382,570
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,793)	34,279	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
Decrease in vessels' values in respect of lease arrangements(a)	(29,269)	—	(29,269)

December 31, 2007	$1,369,739	$(187,234)	$1,182,505

*
Includes one container vessel with a net book value of $43.3 million at December 31, 2007 for which the charterer exercised the option to purchase the vessel in January 2008, for $44.5 million. See also note 4k.
a)
Vessels with a cost of $390.3 million and net book value of $361.6 million on December 31, 2007 are subject to certain leasing arrangements as explained in Other lease arrangements in note 12a.

b)
On January 8, 2007, the Company delivered M/V Alexandra I, a bulk carrier built in 1994 with DWT 69,090 resulting in a net gain of $15.6 million, which was recorded in the results of discontinued operations. The outstanding loan on the vessel was fully repaid on February 21, 2007.

c)
On January 10, 2007, the Company delivered M/V Fivos, a bulk carrier built in 1994 with DWT 69,659 resulting in a net gain of $15.5 million, which was recorded in the results of discontinued operations. The outstanding loan on the vessel was fully repaid on February 21, 2007.

d)
On January 30, 2007, the Company delivered M/V Dimitris C, a bulk carrier built in 1994 with DWT 43,814 resulting in a net gain of $13.8 million, which was recorded in the results of discontinued operations. The outstanding loan on the vessel was fully repaid on February 21, 2007.

e)
On February 27, 2007, the Company delivered M/V Roberto C, a bulk carrier built in 1994 with DWT 45,210 resulting in a net gain of $14.0 million, which was recorded in the results of discontinued operations. The outstanding loan on the vessel was fully repaid on February 21, 2007.

f)
On February 27, 2007, the Company delivered M/V Maria C, a bulk carrier built in 1994 with DWT 45,205 resulting in a net gain of $13.9 million, which was recorded in the results of

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net (Continued)

    discontinued operations. The outstanding loan on the vessel was fully repaid on February 21, 2007.

  g)
  On March 7, 2007, the Company delivered M/V APL England, a container built in 2001 with 5,506 TEU to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.2 million.

  h)
  On March 12, 2007, the Company acquired a 4,300 TEU vessel M/V YM Colombo, built in 2004 for $61.75 million. From May 2007 the vessel commenced its 12 year charter with Yang Ming Group at a daily rate of $27,800 per day for the first four years and at a daily rate of $26,300 for the remaining period.

  i)
  On April 30, 2007, the Company delivered M/V Achilleas, a bulk carrier built in 1994 with DWT 69,180 resulting in a net gain of $15.7 million, which was recorded in the results of discontinued operations. The outstanding loan on the vessel was fully repaid on February 21, 2007.

  j)
  On June 22, 2007, the Company delivered M/V APL Scotland, a container built in 2001 with 5,506 TEU to APL-NOL following the exercise of the option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.03 million.

  k)
  On June 28, 2007 APL-NOL exercised its option to purchase the APL Belgium from the Company for $44.5 million upon the expiration of its current charter in January 2008.

  l)
  On July 23, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Vladivostok, built in 1997 for $31.0 million.

  m)
  On August 3, 2007, the Company delivered M/V APL Holland, a container built in 2001 with 5,506 TEU to APL-NOL following the exercise of the option APL-NOL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.05 million.

  n)
  On August 20, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Advance, built in 1997 for $31.0 million.

  o)
  On September 5, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Stride, built in 1997 for $31.0 million.

  p)
  On September 10, 2007, the Company acquired a 4,253 TEU vessel YM Seattle, built in 2007 for $70.0 million. From September 2007 the vessel commenced its 12 year charter with Yang Ming Group at a daily rate of $26,100 per day.

  q)
  On October 2, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Future, built in 1997 for $31.0 million.

  r)
  On October 9, 2007, the Company acquired a 4,300 TEU vessel YM Singapore, built in 2004 for $61.75 million. From December 2007 the vessel commenced its 12 year charter with Yang Ming Group at a daily rate of $27,800 per day for the first four years and at a daily rate of $26,300 for the remaining period.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net (Continued)

  s)
  On October 15, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Sprinter, built in 1997 for $31.0 million.

  t)
  On November 27, 2007, the Company acquired a 4,253 TEU vessel YM Vancouver, built in 2007 for $70.0 million. From November 2007 the vessel commenced its 12 year charter with Yang Ming Group at a daily rate of $26,100 per day.

  u)
  The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $178.2 million as of December 31, 2007 and $182.4 million as of December 31, 2006. On July 1, 2007 the Company revised the residual value of the vessels taking into consideration the appreciation of steel prices during recent years. Such appreciation affected both the 10 year average and the five year average for the scrap in such a way that the Company also had to revise uniformly the scrap values on the basis of $300 per ton for all vessels. The effect of the revised scrap value on the depreciation charge from continuing operations for the twelve months ended December 31, 2007 and the twelve months ended December 31, 2006 is $(0.5) million.

5 Advances for Vessels Under Construction

  a)
  Advances for vessels under construction are as follows:

	December 31, 2006	December 31, 2007
Advance payments for vessels	$143,780	$548,970
Progress payments for vessels	46,520	175,500
Capitalized interest	2,541	23,175
Other vessel related costs	175	(2,111)

Total	$193,016	$745,534

        The Company entered into four construction contracts on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for four containerships (the HN 1670, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, September 2008, October 2008 and December 2008, respectively. The Company paid an advance of $6.38 million during the year ended December 31, 2007 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785 upon delivery of the vessels.

        The Company entered into two construction contracts on May 12, 2006, with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1698 and the HN 1699) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are March 2009 and June 2009, respectively. The Company paid an advance of $12.76 million during the year ended December 31, 2007 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785 upon delivery of the vessels.

        The Company entered into four newbuilding contracts on March 2, 2007, with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004). The contract price of each vessel is $92.5 million. The Company paid

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels Under Construction (Continued)

an advance of $90.4 million during the year ended December 31, 2007, in relation to these contracts. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to the Company during the second and third quarter of 2010.

        The Company entered into five newbuilding contracts on March 16, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships (the HN N-214, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million. The Company paid an advance of $99.0 million during the year ended December 31, 2007 in relation to these contracts. The vessels are expected to be delivered to the Company in late 2009 and throughout 2010. The Company arranged for 15 year charters for three of these vessels with the Yang Ming Group at a rate of $34,325 per day. On May 24, 2007, the Company announced that it has secured 18 year bareboat charters for each of the remaining two 6,500 TEU containerships upon delivery of the vessels.

        The Company entered into newbuilding contracts on April 5, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 3,400 TEU containerships(the HN N-219, the HN N-220, the HN N-221, the HN N-222 and the HN N-223). The contract price of each vessel is $55.9 million. The Company paid an advance of $83.8 million during the year ended December 31, 2007, in relation to these contracts. The vessels are expected to be delivered to the Company in late 2009 and throughout 2010. On April 11, 2007, the Company arranged for 10 year charters for all of these vessels with a major line company upon delivery of the vessels.

        On July 12, 2007, the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for four 6,800 TEU containerships to four 8,530 TEU vessels. The contract price of each vessel is $113.0 million. These vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered to the Company during the second and third quarter of 2010.

        On September 17, 2007, the Company extended its shipbuilding contracts with China Shipbuilding Trading Company Limited to include one more 8,530 TEU vessel, bringing the total number to five vessels. The Company paid an advance of $23.5 million during the period ended December 31, 2007, in relation to this contract. All five Post Panamax containerships will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered between May 2010 and September 2010. The Company has also arranged for a large international liner company to charter all these vessels for 12 years each at accretive rates upon delivery of the vessels.

        The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The Company paid an advance of $166.2 million during the year ended December 31, 2007, in relation to these contracts. The vessels are expected to be delivered to the Company throughout 2011.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels Under Construction (Continued)

  b)
  Advances for vessels under construction and transfers to vessels' cost as of December 31, 2007 and 2006 were as follows:

Balance as of January 1, 2006	$161,375
Additions	218,500
Transfer to vessels' cost	(186,859)

Balance as of December 31, 2006	$193,016
Additions	696,752
Transfer to vessels' cost	(144,234)

Balance as of December 31, 2007	$745,534

6 Deferred Charges

        Deferred charges consist of the following:

	Drydocking and Special Survey	Finance Costs	Public Offering Costs	Total Deferred Charges
Balance on January 1, 2006	$6,088	$690	$980	$7,758
Additions from continuing operations	8,037	925	2,175	11,137
Additions from discontinued operations	—	—	—	—
Written off amounts from continuing operations	(385)	(328)	—	(713)
Written off amounts from discontinued operations	—	(68)	—	(68)
Amortization from continuing operations	(4,127)	(109)	—	(4,236)
Amortization from discontinued operations	(1,298)	(26)	—	(1,324)
Costs associated with IPO	—	—	(3,155)	(3,155)

Balance on December 31, 2006	$8,315	1,084	—	$9,399

Additions from continuing operations	7,592	500	427	8,519
Additions from discontinued operations	—	—	—	—
Written off amounts from continuing operations	(337)	(248)	—	(585)
Written off amounts from discontinued operations	—	(36)	—	(36)
Amortization from continuing operations	(6,113)	(164)	—	(6,277)
Amortization from discontinued operations	(103)	—	—	(103)
Write-off due to sale of vessels from continuing operations	(240)	—	—	(240)
Write-off due to sale of vessels from discontinued operations	(246)	—	—	(246)

Balance on December 31, 2007	$8,868	$1,136	$427	$10,431

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7 Other Current Assets

        Insurance claims, net of applicable deductibles arising from hull and machinery damages or other insured risks are expected to be fully collected.

	December 31,
	2006	2007
Insurance claims	$1,902	$4,894
Advances to suppliers	2,063	2,857
Deferred income	24	—

Total	$3,989	$7,751

8 Other Non-current Assets

        Other assets (non- current) consist of the following:

	December 31, 2006		December 31, 2007
Fair value of swaps	*$	5,832	$—
Other assets		285	333

		$6,117	$333

    *
    See also note 16a.

9 Accounts Payable

        Accounts payable is comprised of the following:

	December 31,
	2006	2007
Suppliers, repairers	$8,105	$9,106
Insurers, agents, brokers	664	516
Other creditors	883	1,949

Total	$9,652	$11,571

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Accrued Liabilities

        Accrued liabilities consist of the following:

	December 31,
	2006	2007
Accrued payroll	$472	$1,188
Accrued interest	3,784	3,026
Accrued expenses	837	1,602

Total	$5,093	$5,816

11 Other Liabilities

        a) Other current liabilities consist of the following:

	December 31, 2006	December 31, 2007
Fair value of forwards	1,466	1,402

	$1,466	$1,402

        b) Other long-term liabilities consist of the following:

	December 31, 2006		December 31, 2007
Fair value of swaps	*$	3,661	*$	55,307
Fair value of forwards		2,114		1,230
Other liability in respect of lease arrangement		29,779		—

		$35,554		$56,537

    *
    See also note 16a and 16b.

12 Lease Arrangements

        a) Other lease arrangements

        During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company's control. Accordingly, the vessels continued to be recognized in the Company's books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Lease Arrangements (Continued)

in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 1/2 year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expects to have to pay back any amounts as previously evaluated due to the 2006 change in U.K. law. As a result, the Company now expects to retain the cash benefits of $29.3 million received to date. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels. In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007, and is included within Other income (expenses), net. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to their respective leasing arrangements to 100% owned subsidiaries of the Company.

        b) Charters-out:

        The future minimum revenue, expected to be earned on non-cancelable time charters is as follows (in thousands):

December 31, 2007
2008	$298,115
2009	333,568
2010	446,183
2011	564,142
2012	586,364
Thereafter	5,030,827

Total future revenue	$7,259,199

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long Term Debt

  a)
  Long term debt as of December 31, 2007 and 2006 consisted of the following:

Lender	Balance December 31, 2007	Current Portion	Long Term Portion	Balance December 31, 2006	Current Portion	Long Term Portion
The Royal Bank of Scotland	400,000	—	400,000	75,500	—	75,500
HSH Nordbank	45,000	4,000	41,000	49,000	4,000	45,000
The Export-Import Bank of Korea ("KEXIM")	91,154	10,369	80,785	101,523	10,369	91,154
The Export-Import Bank of Korea ("KEXIM") & FORTIS Bank	135,609	11,250	124,359	144,000	8,391	135,609
HSH Nordbank AG Aegean Baltic Bank	680,000	—	680,000	290,000	—	290,000
Fair value of hedged debt	4,783	—	4,783	2,293	—	2,293

	$1,356,546	$25,619	$1,330,927	$662,316	$22,760	$639,556

  b)
  The repayment terms of the loans outstanding as of December 31, 2007, were as follows:

Lender	Interest Rate/Vessel	Remaining Repayments
The Royal Bank of Scotland	0.75% p.a. over LIBOR
Concerns a loan facility of up to $700.0 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of new vessels and the repayment of a previously existing facility. This facility is non-amortizing until the end of the fifth year (i.e., February 20, 2012).
HSH Nordbank	0.775% p.a. over LIBOR Maersk Deva (ex Vancouver Express) Maersk Derby
Concerns a loan facility of $60.0 million advanced to the vessel owning companies in order to partially finance the construction of their vessels. The outstanding loan facility on December 31, 2007, is payable in 25 consecutive quarterly installments of $1.0 million each, plus a balloon payment of $20.0 million payable with the last installment in March 2014.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long Term Debt (Continued)

KEXIM	5.0125% p.a. Fixed MSC Baltic (ex CSCL America) CSCL Europe
Concerns a loan facility of $124.4 million advanced to the vessel owning companies in order to partially finance the acquisition of their vessels. The outstanding balance as of December 31, 2007, is payable in 34 quarterly installments of $2.6 million plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM—Fortis	$135.0 million at 5.02% p.a. Fixed and $9.0 million at 1.25% p.a over LIBOR CSCL Pusan CSCL Le Havre
Concerns a loan facility of up to $144.0 million advanced to the vessel owning companies in order to partially finance their acquisition of their new vessels. The outstanding balance as of December 31, 2007, is payable in 22 semi-annual installments of $5.625 million plus installments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable with the last installment in October 2018 and January 2019.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long Term Debt (Continued)

HSH Nordbank AG Aegean Baltic Bank	0.70% p.a. over LIBOR
Concerns a loan facility of up to $700.0 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).
  c)
  The annual repayments of the above loans, net of current maturities, as of December 31, 2007, were as follows:

December 31, 2007
2009	25,619
2010	25,619
2011	25,619
Thereafter	1,249,287

Total long-term debt	$1,326,144

  d)
  All of the loans referred to in paragraph (a) above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

  e)
  The loan agreements also include positive and negative covenants for the Company, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The borrowers are further restricted from incurring additional indebtedness and changing the vessels' flags without the prior consent of the lender.

        In addition, the Company must maintain the following financial covenants:

  •
  a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long Term Debt (Continued)

  •
  the aggregate market value of the vessels exceeds 145.0% of the Company net consolidated debt at all times;

  •
  adjusted stockholders' equity in excess of 30.0% of the Company total market value adjusted assets;

  •
  the outstanding bank debt does not exceed 75.0% of the aggregate value of the vessels mortgaged under the relevant credit facility;

  •
  the total liabilities (after deducting cash and cash equivalents), of no more than 70.0% of the total market value adjusted assets;

  •
  the aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of the Company total indebtedness until November 14, 2011 and 4% of the Company total indebtedness at all times thereafter; and

  •
  a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        As of December 31, 2007, the Company was in compliance with each of these financial ratio requirements and financial covenants.

  f)
  The weighted average effective interest rate on long-term borrowings for the periods ended December 31, 2007 and 2006 was 5.6%.

14 Related Party Transactions

        Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels and (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company's processes. The Manager is a common controlled entity.

        Prior to July 1, 2005, the Company paid its manager a monthly management fee of $2,750 for the management of its affairs. The Company also paid a fixed management fee of $150 to $500 per day for each vessel in its fleet depending on its size and type of charterparty. As of July 1, 2005, the new management contract provides for a fee of $500 per day. In addition, the manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel is owned. The manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Related Party Transactions (Continued)

        For the services rendered, the Manager charged each vessel a daily fee ranging from $250 to $500. Management fees in 2007 amounted to approximately $5.7 million from continuing operations (2006: $4.6 million, 2005: $3.9 million). The related expenses are shown under General and administrative expenses on the Statement of Income.

        The Company pays monthly advances on account of the above management fees. These prepaid management fees are presented in the Balance sheet under "Due from related parties".

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance.

        Seasonal Maritime Corporation, an entity wholly-owned by the Chief Executive Officer of the Company, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of the Company, as borrower, and the Company, as guarantor. The interest rate for this loan was LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, the Company repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel. The Company repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under the credit facility with Aegean Baltic-HSH Nordbank and the Royal Bank of Scotland. The fees and interest paid under these loan agreements were no less favorable than those the Company could have obtained in arm's-length negotiations with an unrelated third party.

        Until May 2006, Mr. Miklós Konkoly-Thege, a member of the Board of Directors of the Company, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to the Company.

15 Taxes

        Under the laws of the countries of the Company's ship owning subsidiaries' incorporation and/or vessels' registration, the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated Statements of Income.

        Pursuant to the U.S. Internal Revenue Code (the "Code"), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15 Taxes (Continued)

        All of the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company's control.

16 Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 13.

        Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas. The Company's maximum exposure to credit risk is limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

        Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The carrying amount of fixed rate bank loans is adjusted by the gain or loss on the debt attributable to the hedged risk. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

a.
Cash Flow Interest Rate Swap Hedges

        The company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2007 were as follows:

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value Dec 31, 2006	Fair Value December 31, 2007
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07 p.a.	%	USD LIBOR 3M BBA	—	$(2,702)
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922 p.a.	%	USD LIBOR 3M BBA	—	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855 p.a.	%	USD LIBOR 3M BBA	$482	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875 p.a.	%	USD LIBOR 3M BBA	$401	$(2,414)
RBS	12/1/2006	11/28/2008	11/28/2013	$100,000	4.78 p.a.	%	USD LIBOR 3M BBA	$786	$(1,996)
HSH Nordbank	12/6/2006	12/8/2006	12/8/2009	$200,000	4.739 p.a.	%	USD LIBOR 3M BBA	$1,291	$(3,388)
HSH Nordbank	12/6/2006	12/8/2009	12/8/2014	$400,000	4.855 p.a.	%	USD LIBOR 3M BBA	$2,872	$(3,149)
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124 p.a.	%	USD LIBOR 3M BBA	—	$(8,440)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775 p.a.	%	USD LIBOR 3M BBA	—	$(3,363)
RBS	9/13/2007	10/31/2007	10/31/2012	$500,000	4.745 p.a.	%	USD LIBOR 3M BBA	—	$(12,911)

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

RBS	9/13/2007	9/15/2009	9/15/2014	$200,000	4.9775 p.a. %	USD LIBOR 3M BBA	—	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07%	USD LIBOR 3M BBA	—	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12%	USD LIBOR 3M BBA	—	$(864)
EUROBANK	12/6/2007	12/10/2010	12/10/2015	$200,000	4.8125 p.a. %	USD LIBOR 3M BBA	—	$825
EUROBANK	12/6/2007	12/10/2007	12/10/2010	$200,000	3.8925 p.a. %	USD LIBOR 3M BBA	—	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975%	USD LIBOR 3M BBA	—	$(3,854)
CITI	11/2/2007	11/6/2010	11/6/2015	$250,000	5.1%	USD LIBOR 3M BBA	—	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98%	USD LIBOR 3M BBA	—	$(281)

						Total fair value	$5,832	$(54,886)

        The total fair value change of the interest rate swaps for the period January 1, 2007 to December 31, 2007 amounted to $60,718, and is included in Other Comprehensive Income. There was no ineffective portion for the period of the hedge.

b.
Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis, on the financial statement and earnings reporting dates.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2007, were as follows:

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value December 31, 2006	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125 p.a.	%	USD LIBOR 3M BBA + 0.835% p.a	$(1,772)	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125 p.a.	%	USD LIBOR 3M BBA + 0.855% p.a	$(1,889)	$(244)

							Total fair value	$(3,661)	$(421)

        The total fair value change of the interest rate swaps for the period from January 1, 2007 until December 31, 2007, amounted to $3,240, and is included in the Statement of Income in Gain/(Loss) on Fair Value of Derivatives. The related liability of $421 is shown under Other Liabilities (long-term) in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2007, until December 31, 2007, amounted to $2,490 and is included in the Statement of Income in Gain/(Loss) on Fair Value of Derivatives. The net ineffectiveness for December 31, 2007, amounted to $750 and is shown in the Statement of Income under Gain/(Loss) on fair value of derivatives.

c.
Foreign Currency Forward Contracts—Cash Flow Hedges

        The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in note 12. Under the contracts the Company will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012). Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The total net fair value change of the forward contracts for the period from January 1, 2007 until October 5, 2007 (end of the hedge) amounted to $514 of which $1,891 is included in Other Comprehensive Income and the remaining $(1,377) is shown in the Statement of Income under Gain/(Loss) on fair value of derivatives, out of which the $(34) is the net ineffective portion of the hedge and the remaining $(1,343) is analyzed as $572 due to expiration of certain contracts on April 14, 2007 and $(1,915) due to the end of the hedge on October 5, 2007. The total fair value change of the forward contracts for the period from October 5, 2007 (end of the hedge) until December 31, 2007

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

amounted to $434 and is shown in the Statement of Income under Gain/(Loss) on fair value of derivatives.

        As of December 31, 2007 the Company has recorded the fair value of derivative instrument liabilities of $1,402 in Other liabilities (current) and $56,537 in Other long-term liabilities.

17 Operating Revenue

        Revenue from significant customers (constituting more than 10% of total revenue), are as follows:

	Year ended December 31,
Charterer
	2005	2006	2007
APL	21%	18%	Under 10%
HMM Korea	Under 10%	11%	13%
CSCL	12%	13%	18%
CMA CGM	11%	11%	13%
YML	Under 10%	Under 10%	11%
WAI HAI LINES	10%	Under 10%	Under 10%

18 Revenue by Geographic Location

	Year ended December 31,
Continent
	2005	2006	2007
AUSTRAL—ASIA	$123,742	$136,674	$154,467
AMERICA	—	—	1,494
EUROPE	52,144	68,503	102,884

Total Revenue	$175,886	$205,177	$258,845

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies

  Commitments

        The Company, as of December 31, 2007 and December 31, 2006, had outstanding commitments of approximately $2,726.3 million and $790.0 million respectively for the construction of container vessels as follows:

Vessels	TEU	Contract Price	Outstanding Commitments as of December 31, 2006	Outstanding Commitments as of December 31, 2007
YM Seattle	4,253	$70,000	$49,000	—
Hull 1640	4,253	$70,000	$56,000	—
Hull 1670	4,253	$63,800	$51,040	$44,660
Hull 1671	4,253	$63,800	$51,040	$51,040
Hull 1672	4,253	$63,800	$51,040	$51,040
Hull 1673	4,253	$63,800	$51,040	$51,040
Hull 1698	4,253	$63,800	$57,420	$51,040
Hull 1699	4,253	$63,800	$57,420	$51,040
Hull S4001	6,500	$91,500	$73,200	$73,200
Hull S4002	6,500	$91,500	$73,200	$73,200
Hull S4003	6,500	$91,500	$73,200	$73,200
Hull S4004	6,500	$91,500	$73,200	$73,200
Hull S4005	6,500	$91,500	$73,200	$73,200
Hull N-214	6,500	$99,000	—	$79,200
Hull N-215	6,500	$99,000	—	$79,200
Hull N-216	6,500	$99,000	—	$79,200
Hull N-217	6,500	$99,000	—	$79,200
Hull N-218	6,500	$99,000	—	$79,200
Hull N-219	3,400	$55,880	—	$39,116
Hull N-220	3,400	$55,880	—	$39,116
Hull N-221	3,400	$55,880	—	$39,116
Hull N-222	3,400	$55,880	—	$39,116
Hull N-223	3,400	$55,880	—	$39,116
Hull Z00001	8,530	$113,000	—	$90,400
Hull Z00002	8,530	$113,000	—	$90,400
Hull Z00003	8,530	$113,000	—	$90,400
Hull Z00004	8,530	$113,000	—	$90,400
Hull S-456	12,600	$166,166	—	$132,933
Hull S-457	12,600	$166,166	—	$132,933
Hull S-458	12,600	$166,166	—	$132,933
Hull S-461	10,100	$145,240	—	$116,192
Hull S-462	10,100	$145,240	—	$116,192
Hull S-463	10,100	$145,240	—	$116,192
Hull S-459	12,600	$166,166	—	$132,933
Hull S-460	12,600	$166,166	—	$132,933
Hull 1022A	8,530	$117,500	—	$94,000

	251,974	$3,590,750	$790,000	$2,726,280

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies (Continued)

  Contingencies

        The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of 4 vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is expected to go down to zero during the first quarter of 2010, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. Restricted cash balance from the guarantee facility agreement with HSH Nordbank is $33.9 million in the period ended December 31, 2007.

        The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of 1 vessel. The guarantee amount will be decreasing as installments are being paid by the Company and are expected to go down to zero during the 3rd quarter of 2010, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.1 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. Restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland is $7.7 million in the period ended December 31, 2007.

        There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company's results of operations, financial position and cash flows.

20 Sale of Vessels

        The Loss on sale of vessels of $0.3 million for the period ended December 31, 2007, reflects the sale of APL England, APL Scotland and APL Holland to APL.

        On March 7, 2007, the Company sold and delivered the APL England to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.2 million.

        On June 22, 2007, the Company sold and delivered the APL Scotland to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.03 million.

        On August 3, 2007, the Company sold and delivered the APL Holland to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.05 million.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Stockholders' Equity

        On October 14, 2005 and September 18, 2006, the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

        Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders' equity accounts as of December 31, 2006, by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares has been adjusted for all periods presented.

        On October 6, 2006, the Company completed its initial public offering. The Company's common stock listed on the New York Stock Exchange. In this respect 10,250,000 shares of common stock at par value of $0.1 were issued for $21 per share. The net proceeds to the Company totaled $201.3 million.

        On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006, which resulted in an aggregate dividend of $24.0 million paid on February 14, 2007, to all shareholders of record as of January 29, 2007.

        On April 24, 2007, the Board of Directors declared a dividend of $0.44 per common share for the first quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on May 18, 2007, to all shareholders of record as of May 4, 2007.

        On July 23, 2007, the Board of Directors declared a dividend of $0.44 per common share for the second quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on August 17, 2007, to all shareholders of record as of August 3, 2007.

        On October 22, 2007, the Board of Directors declared a dividend of $0.465 per common share for the third quarter of 2007, which resulted in an aggregate dividend of $25.4 million paid on November 16, 2007, to all shareholders of record as of November 2, 2007.

22 Discontinued Operations

        From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the "Drybulk Business"). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13), and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company's consolidated statements of income for the periods presented. The Company allocated to discontinued operations interest expense of $0.4 million, $5.3 million and $4.2 million for the twelve months ended December 31, 2007, 2006 and 2005, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of. The Company allocated to discontinued operations gain on sale of vessels of $88.6 million for the twelve

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Discontinued Operations (Continued)

months ended December 31, 2007. The Company allocated to discontinued operations gain on sale of vessels of $15.0 million for the twelve months ended December 31, 2006.

        The following table represents the revenues and net income from discontinued operations:

	Year ended December 31,
	2005	2006	2007
Operating Revenues	$65,495	$40,411	$6,515
Net Income	43,362	35,663	92,166

        The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures contained in Notes 4 and 6 have also been modified to reflect the effects of these reclassifications on those disclosures.

23 Subsequent Events

  a.
  On January 10, 2008, the S.A Winterberg was redelivered and renamed to Winterberg.

  b.
  On January 15, 2008, the Company delivered the APL Belgium a containership built in 2002 with 5,506 TEU to APL-NOL following the exercise of the option APL had to purchase this vessel. The sale consideration was $44.5 million resulting on a net gain of approximately $0.9 million.

  c.
  On January 18, 2008, the Company entered into agreement to acquire three 1998-built, 2,200 TEU containerships. These vessels, the Hyundai Progress, the Hyundai Bridge, and the Hyundai Highway were built by Hyundai Heavy Industries. The final aggregate acquisition price for the three vessels was $90 million and the vessels were delivered to the Company on February 11, March 17 and March 18, 2008. The acquisition was financed by existing credit facilities and own funds.

  d.
  On January 23, 2008, the Board of Directors declared a dividend of $0.465 per outstanding share of common stock for the fourth quarter of 2007, which resulted in an aggregate payment of $25.4 million on February 14, 2008 to all shareholders of record as of January 30, 2008.

  e.
  On January 25, 2008, the Company sold the Winterberg resulting on net gain of approximately $5.0 million.

  f.
  On February 7, 2008, the S.A Sederberg was redelivered and renamed to Sederberg.

  g.
  On February 9, 2008, the Norasia Hamburg was redelivered and renamed to Al Rayaan.

  h.
  On February 11, 2008, the Company acquired a 1998-built 2,200 TEU vessel, the Hyundai Progress, for $30.4 million.

  i.
  On February 28, 2008, the Company signed a commitment letter with Credit Suisse for a credit facility amount of the lower of (i) $221.6 million and (ii) 80% of the delivered costs of three new vessels, a 4,250 TEU containership, the HN 1699, a 6,500 TEU containership, the HN S4003 and a 6,500 TEU containership, the HN N-214.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23 Subsequent Events (Continued)

  j.
  On March 7, 2008, the Company entered into a restructuring of its leasing arrangements whereby the Company exercised its right to arrange the sale of the vessels subject to their respective leasing arrangements to 100% owned subsidiaries of the Company.

  k.
  On March 14, 2008, the Company signed a commitment letter with Deutsche Bank for a credit facility of up to $180 million in relation to the acquisition of three 4,253 TEU containerships, the HN 1670, the HN 1671 and the HN 1672.

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING INFORMATION
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
Risks Inherent in Our Business
Risks Relating to Our Common Stock
Tax Risks
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
Contracted Revenue from Multi-Year Charters as of December 31, 2007(1) (amounts in millions of U.S. dollars)
  Item 7. Major Shareholders and Related Party Transactions.
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DANAOS CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars, except share and per share amounts)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Expressed in thousands of United States dollars, except share and per share amounts)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Expressed in thousands of United States dollars,except number of shares)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States dollars)
DANAOS CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS