Form 20-F/A
period 2007-12-31
Danaos Corp
filed 2008-04-07
CIK 1369241

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

         Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

EXPLANATORY NOTE

        Danaos Corporation files this amended annual report solely to include the signature page to the annual report, which was inadvertently omitted from the original filing. In the interest of clarity, this amended annual report amends and restates in its entirety the previously filed annual report and contains the same exhibits that were included with the previous filing.

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

DANAOS CORPORATION
/s/ DIMITRI J. ANDRITSOYIANNIS Name: Dimitri J. Andritsoyiannis Title: Vice President and Chief Financial Officer

Date: April 4, 2008

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

EXPLANATORY NOTE
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
SIGNATURES
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