Form 20-F
period 2008-12-31
Danaos Corp
filed 2009-07-13
CIK 1369241

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report……………

        Commission file number 001-33060

DANAOS CORPORATION (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Republic of The Marshall Islands (Jurisdiction of incorporation or organization)
c/o Danaos Shipping Co. Ltd 14 Akti Kondyli 185 45 Piraeus Greece (Address of principal executive offices)

Dimitri J. Andritsoyiannis
c/o Danaos Shipping Co. Ltd
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

None.

As of December 31, 2008, there were 54,542,500 shares of the registrant's common stock outstanding.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards	☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

FORWARD-LOOKING INFORMATION

        This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

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

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities and comply with covenants in our financing arrangements;

  •
  the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

  •
  performance by our charterers of their obligations;

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

i

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2008, reflecting the drybulk carriers owned by subsidiaries of Danaos Corporation between 2002 and the 2007 as discontinued operations. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is a summary of, is derived from, and is qualified by reference to, our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2008, 2007 and 2006, and the consolidated balance sheets at December 31, 2008 and 2007, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In thousands, except per share amounts
STATEMENT OF INCOME
Operating revenues	$298,905	$258,845	$205,177	$175,886	$148,718
Voyage expenses	(7,476)	(7,498)	(5,423)	(3,883)	(3,194)
Vessel operating expenses	(89,246)	(65,676)	(52,991)	(45,741)	(38,395)
Depreciation	(51,025)	(40,622)	(27,304)	(22,940)	(27,520)
Amortization of deferred drydocking and special survey costs	(7,301)	(6,113)	(4,127)	(2,638)	(1,747)
Bad debt expense	(181)	(1)	(145)	(36)	(422)
General and administrative expenses	(11,617)	(9,955)	(6,413)	(3,914)	(3,028)
Gain/(loss) on sale of vessels	16,901	(286)	—	—	7,667

Income from operations	148,960	128,694	108,774	96,734	82,079

Interest income	6,544	4,861	3,605	6,345	2,638
Interest expense	(37,734)	(21,929)	(24,465)	(19,190)	(10,423)
Other finance (expenses)/income, net	(2,047)	(2,779)	2,049	(6,961)	1,424
Other (expenses)/income, net	(1,060)	14,560	(18,476)	(270)	813
Gain/(loss) on fair value of derivatives	2,397	(309)	(6,068)	2,831	(2,225)

Total other expenses, net	(31,900)	(5,596)	(43,355)	(17,245)	(7,773)

Net income from continuing operations	$117,060	$123,098	$65,419	$79,489	$74,306

Net (loss)/income from discontinued operations	$(1,822)	$92,166	$35,663	$43,361	$42,153

Net income	$115,238	$215,264	$101,082	$122,850	$116,459

PER SHARE DATA(i)(ii)
Basic and diluted net income per share of common stock from continuing operations	$2.15	$2.26	$1.40	$1.79	$1.68
Basic and diluted net (loss)/income per share of common stock from discontinued operations	$(0.04)	$1.69	$0.76	$0.98	$0.95
Basic and diluted net income per share of common stock	$2.11	$3.95	$2.16	$2.77	$2.63
Basic and diluted weighted average number of shares	54,557	54,558	46,751	44,308	44,308
CASH FLOW DATA
Net cash provided by operating activities	$135,489	$158,270	$151,578	$162,235	$129,056
Net cash used in investing activities	(511,986)	(687,592)	(330,099)	(40,538)	(154,747)
Net cash provided by/(used in) financing activities	433,722	549,742	183,596	(180,705)	45,133
Net increase/(decrease) in cash and cash equivalents	57,225	20,420	5,075	(59,008)	19,442

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In thousands, except per share amounts
BALANCE SHEET DATA (at period end)
Total current assets	$250,194	$92,038	$59,700	$64,012	$129,540
Total assets	2,828,464	2,071,791	1,297,190	945,758	1,005,981
Total current liabilities	122,215	51,113	45,714	70,484	77,602
Total long-term debt, including current portion	2,107,678	1,356,546	662,316	666,738	601,400
Total stockholders' equity	219,034	624,904	565,852	262,725	384,468
Common stock(i)(ii)	54,543	54,558	54,558	44,308	44,308
Share capital(i)	546	546	546	443	443

(i)
As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

(ii)
As adjusted for 15,000 shares repurchased in the open market during December 2008, held by the Company and reported as Treasury Stock as of December 31, 2008.

        As a privately held company, we paid aggregate dividends of $12.4 million and $244.6 million in 2004 and 2005, respectively. We paid no dividends in 2006. We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008. In addition, we paid a dividend of $0.465 per share on May 14, 2008, August 20, 2008 and November 19, 2008, respectively. Our board of directors has determined to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that could affect our ability to pay dividends. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business—Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and, if reinstated, it is likely that any dividend payments would be at reduced levels" and "Item 8. Financial Information—Dividend Policy."

Capitalization and Indebtedness

        Not Applicable.

Reasons for the Offer and Use of Proceeds

        Not Applicable.

Risk Factors

Risks Inherent in Our Business

Our business, and an investment in our common stock, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which has had and may continue to have an adverse effect on our earnings, affect our compliance with our loan covenants and adversely affect the containership charter market.

        The abrupt and dramatic downturn in the containership charter market, from which we derive substantially all of our revenues, has severely affected the container shipping industry and has adversely affected our business. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $6,900 in May 2009. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of containerized cargo carried by sea, which has resulted in a significant decline in the volume of cargo shipments, and the level of global trade, including exports from China to Europe and the United States. The decline in charter rates in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessel acquisitions, the absence of an active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters and widespread loan covenant defaults in the container shipping industry.

The current low containership charter rates and containership vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements.

        In 2009, we entered into waivers and amendments to certain of our credit facilities to waive the prior breaches, as of December 31, 2008, resulting from the decrease in the market value of our vessels and the decline in the fair value of our interest rate swaps, of covenants to maintain minimum ratios of the fair market value of our vessels securing a particular credit facility to the aggregate outstanding indebtedness under such credit facility, a maximum ratio of total liabilities to market value adjusted total assets and minimum net worth, including on a market adjusted basis, requirements contained in our applicable credit facilities, as well any subsequent breaches of these covenants, through January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which covenant compliance will be evaluated within 180 days of December 31, 2009), or in one instance reducing the collateral coverage ratio covenant requirement during such period. Such waivers and covenants do not, however, cover other covenants contained in our credit facilities. If the current low charter rates in the containership charter market and low vessel values continue, including beyond the period covered by the waivers we obtained in 2009, we may not be in compliance with these covenants or other covenants not covered by waivers and would have to seek additional waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions. Our amended loan agreements contain additional restrictions, including the requirement that we obtain prior written consent of certain of our lenders before paying any dividends and caps on the per share and aggregate dividend that we may pay with respect to 2009 pursuant to the terms of certain of our other credit facilities.

        If we fail to comply with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. In addition, if we were unable to obtain waivers, we could be required to reclassify all of our affected indebtedness as current liabilities and our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion. Certain of these events could in turn lead to additional defaults under our loan agreements, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations.

        Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness, all of which could adversely affect our profitability and cash flows.

Although we have arranged charters for each of our 28 newbuilding containerships, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

        We are dependent on the ability and willingness of the charterers to honor their commitments under the multi-year time charters we have arranged for each of our 28 newbuilding containerships. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers' liner services could negatively affect our charterers' willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. The combination of the current surplus of containership capacity, and the expected significant increase in the size of the world containership fleet over the next few years as the high volume of containerships currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuildings if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure would be at lower rates given currently depressed charter rates. As a result, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities.

No financing has been arranged for the acquisition of 12 of our 28 newbuilding containerships under construction, which 12 containerships are expected to be delivered to us in 2010, 2011 and 2012, and the current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from fulfilling our obligations under our agreements to complete the construction of these newbuilding containerships.

        We currently have contracts for the construction of 28 newbuilding containerships, with aggregate remaining installment payments of $2.1 billion as of June 30, 2009. Our obligation to purchase the 28 vessels, with 4, 12, 7 and 5 vessels expected to be delivered to us in the remainder of 2009, in 2010, in 2011 and in 2012, respectively, is not conditional upon our ability to obtain financing for such purchases. In addition to our available borrowing capacity under committed credit facilities as of June 30, 2009, we would be required to procure additional financing of approximately $1.4 billion in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations. Accordingly, we have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us in 2010, 2011 and 2012. Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, may be limited and unless we are successful in obtaining debt financing, and our cash flow from operations remains stable or increases, we may not be able to complete these transactions. In such a case, we could lose our deposit money, which amounted to $1.1 billion as of June 30, 2009, and we may incur additional liability and costs. In addition, prevailing conditions in the global financial markets may preclude us from raising equity capital or issuing equity at prices which would not be dilutive to existing stockholders.

Our profitability and growth depend on the demand for containerships and the recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, has resulted and may continue to result in a decrease in containerized shipping volume, driving charter rates to significantly lower levels than the historical highs of the past few years. Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. In the second half of 2008 and the first half of 2009, the ocean-going container shipping industry has experienced severe declines, with charter rates at significantly lower levels than the historical highs of the past few years. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global economic slowdown and disruptions in the credit markets have significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which containerized cargoes are transported;

  •
  environmental and other regulatory developments; and

  •
  currency exchange rates.

        Factors that influence the supply of containership capacity include:

  •
  the number of new building deliveries;

  •
  the scrapping rate of older containerships;

  •
  the price of steel and other raw materials;

  •
  changes in environmental and other regulations that may limit the useful life of containerships;

  •
  the number of containerships that are out of service; and

  •
  port congestion.

        Consumer confidence and consumer spending have deteriorated significantly over the past several months, and could remain depressed for an extended period. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. This decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. If the charter market is depressed, as it has been in the second half of 2008 and the first half of 2009, when our vessels' charters expire, we may be forced to recharter the containerships at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

        The United States and other parts of the world have exhibited weak economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

        Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced the intention to reduce or cease lending activities in the shipping industry. Although we have not experienced any difficulties drawing on committed facilities to date, we may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due. Our failure to obtain the funds for these capital expenditures would likely have a material adverse effect on our businesses, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on our revenues and results of operations.

        We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline and could cause the price of our common stock to decline further.

Weak economic conditions throughout the world, and particularly in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

        Negative trends in the global economy that emerged in 2008 have continued in 2009. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations.

        In particular, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. In 2008, growth in China's gross domestic product declined from its 2007 growth rate, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers has decreased dramatically in recent months, placing significant financial pressure on liner companies and, in turn, decreasing demand for containerships and increasing our charter counterparty risk.

        The sharp decline in global economic activity in the second half of 2008 and in 2009 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies has decreased, with over 10% of the world containership fleet estimated to be out of service as of May 2009. Moreover, newbuilding containerships with an aggregate capacity of 6.31 million TEUs, representing approximately 53% of the world's fleet capacity as of December 31, 2008, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, which are generally significantly above currently prevailing charter rates, under the charters for our vessels. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant losses which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Our 41 containerships are currently employed under time charters with 10 customers, with 74% of our revenues in 2008 generated from four customers, and we have arranged long-term time charters for each of our 28 contracted newbuilding containerships. We could lose a charterer or the benefits of a time charter if:

  •
  the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

  •
  the charterer exercises certain specific limited rights to terminate the charter;

  •
  we do not take delivery of a contracted newbuilding containership at the agreed time; or

  •
  the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        The time charters on which we deploy our containerships generally provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has experienced severe declines in the second half of 2008 and the first half of 2009, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. In addition, the likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure would be at lower rates given currently depressed charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years APL-NOL, Hanjin Shipping, CMA-CGM, Yang Ming and HMM Korea have represented substantial amounts of our revenue. In 2008, approximately 74% of our revenues from continuing operations were generated by four customers, China Shipping, CMA-CGM, HMM Korea and Yang Ming, and in 2007 these customers generated approximately 55% of our revenues from continuing operations. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the increasing financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

An over-supply of containership capacity may prolong or further depress the current low charter rates and, in turn, reduce our profitability.

        While the size of the containership order book has declined from historic highs over the last 12 months, newbuilding containerships with an aggregate capacity of 6.31 million TEUs, representing approximately 53% of the total fleet capacity as of December 31, 2008, were under construction. The size of the orderbook is large relative to historic levels and, although some orders will likely be cancelled or delayed, will result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, with the next vessels up for rechartering being eight containerships in 2010, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter our vessels at all.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources and new entrants.

        One of our objectives over the mid- to long-term is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent months, in light of the dramatic downturn in the containership charter market, other containership owners, including many of the KG-model owners, have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

        We face substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that other marine transportation companies may also enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters and, in stronger market conditions, for secondhand vessels and newbuildings.

        In addition, a number of our competitors in the containership sector, including several that are among the largest charter owners of containerships in the world, have been established in the form of a German KG (Kommanditgesellschaft), which provides tax benefits to private investors. Although the German tax law was amended to significantly restrict the tax benefits to taxpayers who invest after November 10, 2005, the tax benefits afforded to all investors in the KG-model shipping entities continue to be significant, and such entities will continue to be attractive investments. Their focus on these tax benefits allows the KG-model shipping entities more flexibility in offering lower charter rates to liner companies. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by these sizeable competitors can have a depressing effect throughout the charter market.

        As a result of these factors, we may be unable to compete successfully with established companies with greater resources or new entrants for charters at a profitable level, or at all, which would have a material adverse effect on our business, results of operations and financial condition.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

        One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments, such as in the first half of 2009, we would generally expect to target somewhat shorter charter terms of three to six years or even shorter periods. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed, as it is currently, or insufficient funds are available to cover our financing costs for related containerships.

Delays in deliveries of our additional 28 newbuilding containerships could harm our operating results.

        The additional 28 newbuilding containerships are expected to be delivered to us at various times between the third quarter of 2009 and June 2012, with 4, 12, 7 and 5 vessels expected to be delivered to us in the remainder of 2009, in 2010, in 2011 and in 2012, respectively. Delays in the delivery of these vessels, or any other newbuildings we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could possibly result in the cancellation of those time charters, and therefore adversely affect our anticipated results of operations. In the first quarter of 2009, we came to an agreement with China Shipbuilding Trading Company to delay the delivery date of the five 8,530 TEU containerships under construction by approximately two hundred days each on average. In addition, we have come to an agreement with Hanjin Heavy Industries & Construction Company to delay the delivery date of the five 6,500 TEU and the five 3,400 TEU containerships under construction by approximately one quarter each. In the second quarter of 2009, we came to an agreement with Hyundai Samho Heavy Industries Co. Ltd. to delay the delivery date of the five 12,600 TEU containerships under construction by approximately one year each. Finally, we have come to an agreement with Sungdong Shipping and Marine Engineering Co. Ltd. to delay the delivery of five 6,500 TEU containerships under construction for a period ranging from two to six months. As of June 30, 2009, we expect to take delivery of four vessels during the remainder of 2009, twelve in 2010, seven in 2011 and five in 2012. The remaining capital expenditure installments are approximately $332 million for the remainder of 2009, $909 million for 2010, $374 million for 2011 and $449 million for 2012. Although this will delay our funding requirements for the installment payments to purchase these vessels, it will also delay our receipt of contracted revenues under the charters for such vessels.

        The delivery of the newbuildings could also be delayed because of, among other things:

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

  •
  requests from the liner companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and container shipping demand, in addition to those delayed deliveries we have already arranged;

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel;

  •
  our inability to obtain requisite permits or approvals; or

  •
  a dispute with the shipyard building the vessel.

        In particular, the shipbuilders with which we have contracted for our 28 newbuildings may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

        The delivery of any secondhand containership we may agree to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

Certain of the containerships in our contracted fleet are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

        The chartering arrangements with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and the delay in delivery associated with commissioning newbuildings, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

        Due to the sharp decline in world trade and containership charter rates, the market values of the containerships in our fleet are currently significantly lower than prior to the downturn in the second half of 2008. Containership values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

  •
  prevailing economic conditions in the markets in which containerships operate;

  •
  changes in and the level of world trade;

  •
  the supply of containership capacity;

  •
  prevailing charter rates; and

  •
  the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

        In the future, if the market values of our vessels experience further deterioration, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and, if reinstated, it is likely that any dividend payments would be at reduced levels.

        We previously paid regular cash dividends on a quarterly basis. Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. In connection with the waivers and amendments to our credit facilities, we will need to obtain the consent of certain of our lenders to make future dividend payments, if any, during periods covered by such waivers.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and, if reinstated, to make dividend payments in the future.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our contractual obligations and, if reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, even if we would otherwise have reinstated dividend payments, our board of directors may exercise its discretion not to declare or pay dividends. If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

Our credit facilities impose operating and financial restrictions on us, and if we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

        Our credit facilities and current covenant waivers impose, and our future financing arrangements as well as any future waivers, which may need to be obtained may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

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

  •
  ensure that the aggregate market value of the vessels in our fleet securing the applicable loan exceeds 145.0% (125% and 115% under certain of our credit facilities) of our outstanding debt under such loan at all times;

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total market value adjusted assets;

  •
  ensure that our total liabilities (after deducting cash and cash equivalents), at all times, will be no more than 70.0% (75% under one of our credit facilities) of the market value of our adjusted total assets;

  •
  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        In 2009, we have obtained waivers that cover prior breaches of the collateral coverage ratio, corporate leverage ratio and the minimum net worth requirements contained in certain of our credit facilities, as well as subsequent breaches of such covenants in those credit facilities, for 2008 and up to January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which covenant compliance will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ended December 31, 2009)). Such waivers do not, however, cover any covenants not previously breached. A failure to meet our payment or covenant compliance obligations under our secured credit facilities, either with respect to those covenants not covered by waivers or any covenants after their applicable waiver periods expire, could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

We may be unable to draw down the full amount of our credit facilities if the market values of our vessels further decline.

        There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made. If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. We may also not be able to refinance our debt or obtain additional financing.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

        As of June 30, 2009, we had outstanding indebtedness of $2.3 billion and we expect to incur substantial additional indebtedness as we finance the $2.1 billion aggregate remaining purchase price for our 28 newbuildings and, as market conditions warrant over the medium to long-term, further grow our fleet. This level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

  •
  we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and, if reinstated, dividends to our stockholders;

  •
  our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders' equity, as well as charges against our income.

        We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $122.9 million, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

        To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges for accounting and financial reporting purposes, are recognized in "Accumulated Other Comprehensive Loss" on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. For example, due to the decline in interest rates, the fair value of our cash flow hedge interest rate swaps at December 31, 2008 amounted to an unrealized loss of approximately $408.0 million resulting in our failure to comply with the net worth requirements of our credit facility covenants as of December 31, 2008.

        Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2008, we incurred approximately 56% of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007. Subject to market conditions, including the availability of suitably configured vessels, we may reinvest in the drybulk sector of the shipping industry. Unless we acquire replacement drybulk carriers, we will rely exclusively on the cash flows generated from our charters that operate in the containership sector of the shipping industry. Due to our lack of diversification, adverse developments in the container shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

We may have difficulty properly managing our growth through acquisitions of additional vessels and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our financial condition and performance.

        To the extent market conditions warrant, we intend to grow our business over the medium to long-term by ordering newbuildings and through selective acquisitions of additional vessels. Future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

  •
  managing any expansion;

  •
  the operations of the shipyard building any newbuildings we may order; and

  •
  obtaining required financing on acceptable terms.

        Although charter rates and vessel values have recently declined significantly, along with the availability of debt to finance vessel acquisitions, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

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

        In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel's engine room. The U.S. Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel's engines. In connection with these events, our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager's guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement. Our manager has developed and is implementing the environmental compliance plan. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

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

        Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

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

        In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and could require us to incur significant capital expenditures to keep our vessels in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our vessels could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our stockholders.

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

        Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed including the installation of security alert and automatic information systems on board vessels.

        It is unclear what changes, if any, to the existing inspection and security procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers and complying with additional security procedures on board vessels, such as those imposed under the ISPS Code. Changes to the inspection and security procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current inspection or security procedures or future proposals that may not be fully recoverable from customers through higher rates or security surcharges.

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

        Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008 and 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 41 containerships had an average age (weighted by TEU capacity) of approximately 9.9 years as of June 30, 2009, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager. Our management agreement with our agreement may not be as favorable.

        Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our manager and its reputation and relationships in the shipping industry. If our manager suffers material damage to its reputation or relationships, it may harm our ability to:

  •
  renew existing charters upon their expiration;

  •
  obtain new charters;

  •
  successfully interact with shipyards during periods of shipyard construction constraints;

  •
  obtain financing on commercially acceptable terms or at all;

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

        We are a Marshall Islands corporation, and our registered office is located outside of the United States in the Marshall Islands. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

        There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Even if you were successful in bringing an action of this kind, the laws of the Marshall Islands may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

 Risks Relating to Our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

        If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

        In addition, under the rules of The New York Stock Exchange, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of 180 days to regain compliance with the $1.00 per share minimum. In the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with the New York Stock Exchange rules that may be in effect at the time in order to avoid delisting of our common stock and the associated decrease in liquidity in the market for our common stock.

Future sales of our common stock could cause the market price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future, which if made at prevailing prices would be significantly dilutive of existing stockholders, and our stockholders may elect to sell large numbers of shares held by them from time to time.

        We filed with the SEC a shelf registration statement on Form F-3 registering under the Securities Act 44,318,500 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, in addition to securities issuable by us. In the aggregate these 44,318,500 shares represent approximately 81% of our outstanding common stock as of June 30, 2009. These shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

        In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the financial information that publicly traded companies are required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

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

        Other than with respect to four of our vessel-owning subsidiaries, as to which we are uncertain whether they qualify for this statutory tax exemption, we believe that we and our subsidiaries currently qualify for this statutory tax exemption and we currently intend to take that position for U.S. federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year. For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if shareholders each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by "qualified shareholders" (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified shareholders owned more than 50% of our shares for at least half of the days in the relevant taxable year. There can be no assurance that we will be able to establish such ownership by qualified shareholders for any tax year. In connection with the four vessel-owning subsidiaries referred to above, we note that qualification under Section 883 will depend in part upon the ownership, directly or under the applicable attribution rules, of preferred shares issued by such subsidiaries as to which we are not the direct or indirect owner of record.

        If we or our subsidiaries are not entitled to the exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. A number of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S. source shipping income.

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

        While there are legal uncertainties involved in this determination, including as a result of a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries; Tidewater Foreign Sales Corporation v. United States, No. 08-30268 (5th Cir., April 13, 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2008. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

        Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. It is not possible at this time to predict with certainty whether or in what form the proposed legislation will be enacted.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 41 containerships comprising our containership fleet as of June 30, 2009. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia and Cyprus, all of which are wholly-owned by us and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of June 30, 2009, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of June 30, 2009, we had a fleet of 41 containerships aggregating 165,933 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of June 30, 2009, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, United Arab Shipping Corporation ("UASC"), Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters that range from one to 12 years for vessels in our current fleet and up to 18 years for our contracted vessels.

Our Fleet

  General

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of June 30, 2009, our containership fleet was comprised of 41 containerships deployed on time charters. The average age (weighted by TEU) of the 41 vessels in our containership fleet was approximately 9.9 years as of June 30, 2009 and, upon delivery of all of our contracted vessels as of the end of the second quarter of 2012, the average age (weighted by TEU) of the 68 vessels in our containership fleet (assuming no other acquisitions or dispositions other than the scrapping of one vessel that is over 30 years of age at the end of its current charter) will be approximately 6.2 years. As of June 30, 2009, the average remaining duration of the charters for our containership fleet, including our 28 contracted vessels for each of which we have arranged charters, was 11.5 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 41 cellular containerships as of June 30, 2009.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Daily Charter Rate (in thousands)		Charterer
Post-Panamax
CSCL Le Havre	2006	9,580	12 years	September 2018	$34.0	(2)	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	34.0	(2)	China Shipping
MSC Baltic (ex CSCL America)(3)	2004	8,468	12 years	September 2016	29.5	(4)	China Shipping
CSCL Europe(4)	2004	8,468	12 years	June 2016	29.5	(4)	China Shipping
Hyundai Commodore (ex MOL Affinity)(5)	1992	4,651	8 years	March 2011	20.0		Hyundai
Hyundai Duke	1992	4,651	8 years	February 2011	20.0		Hyundai

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Daily Charter Rate (in thousands)		Charterer
Hyundai Federal (ex APL Confidence)(6)	1994	4,651	6.5 years	September 2012	20.8		Hyundai
Panamax
MSC Marathon (ex Maersk Marathon)(7)	1991	4,814	5 years	September 2011	23.5		Maersk
Maersk Messologi	1991	4,814	5 years	September 2011	23.5		Maersk
Maersk Mytilini	1991	4,814	5 years	September 2011	23.5		Maersk
YM Colombo (ex Norasia Integra)(8)	2004	4,300	12 years	March 2019	27.8	(9)	Yang Ming
YM Singapore (ex Norasia Atria)(11)	2004	4,300	12 years	October 2019	27.8	(10)	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	26.1		Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	26.1		Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	22.8		ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	22.8		ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	22.8		ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	22.8		ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	22.8		ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	22.8		ZIM
Bunga Raya Tiga (ex Maersk Derby)(12)	2004	4,253	1 year	March 2010	n/a	(20)	MISC
Maersk Deva (ex Vancouver Express)(13)	2004	4,253	7 years	February 2011	21.8		Maersk
Al Rayyan (ex Norasia Hamburg)(14)	1989	3,908	3 years	January 2011	n/a	(20)	United Arab Shipping Corp.
YM Yantian	1989	3,908	5 years	July 2011	30.5		Yang Ming
YM Milano	1988	3,129	7.5 years	May 2011	25.0		Yang Ming
CMA CGM Lotus (ex Victory I)(15)	1988	3,098	3 years	July 2010	23.0		CMA-CGM
CMA CGM Vanille (ex Independence)(16)	1986	3,045	3 years	July 2010	23.0		CMA-CGM
CMA CGM Passiflore (ex Henry)(17)	1986	3,039	3 years	May 2010	23.0		CMA-CGM
CMA CGM Elbe	1991	2,917	5 years	June 2010	20.4		CMA-CGM
CMA CGM Kalamata	1991	2,917	5 years	June 2010	20.4		CMA-CGM
CMA CGM Komodo	1991	2,917	5 years	June 2010	20.4		CMA-CGM
Hyundai Advance	1997	2,200	10 years	June 2017	n/a	(20)	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	n/a	(20)	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	n/a	(20)	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	n/a	(20)	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	n/a	(20)	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	n/a	(20)	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	n/a	(20)	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	n/a	(20)	Hyundai
Hanjin Montreal (ex Montreal Senator)(18)	1984	2,130	2 years	May 2010	n/a	(20)	Hanjin

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Daily Charter Rate (in thousands)		Charterer
MSC Eagle (ex Eagle Express)(19)	1978	1,704	2 years	January 2010	n/a	(20)	MSC

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

(5)
On April 2, 2009, the MOL Affinity was renamed the Hyundai Commodore at the request of the charterer of this vessel.

(6)
On May 12, 2009, the APL Confidence was renamed the Hyundai Federal at the request of the charterer of this vessel.

(7)
On August 22, 2008, the Maersk Marathon was renamed the MSC Marathon at the request of the charterer of this vessel.

(8)
On May 8, 2007, the Norasia Integra was renamed the YM Colombo at the request of the charterer of this vessel.

(9)
The daily charter rate set forth in the table is for the first four years of the charter. The daily charter rate is $26,300 for the fifth through twelfth years of the charter.

(10)
The daily charter rate set forth in the table is for the first four years of the charter. The daily charter rate is $26,300 for the fifth through twelfth years of the charter.

(11)
On December 28, 2007, the Norasia Atria was renamed the YM Singapore at the request of the charterer of this vessel.

(12)
On April 29, 2009, the Maersk Derby was renamed the Bunga Raya Tiga at the request of the charterer of this vessel.

(13)
On November 15, 2007, the Vancouver Express was renamed the Maersk Deva at the request of the charterer of this vessel.

(14)
On February 2, 2008, the Norasia Hamburg was renamed the Al Rayyan at the request of the charterer of this vessel.

(15)
On August 8, 2007, the Victory I was renamed the CMA CGM Lotus at the request of the charterer of this vessel.

(16)
On August 6, 2007, the Independence was renamed the CMA CGM Vanille at the request of the charterer of this vessel.

(17)
On June 8, 2007, the Henry was renamed the CMA CGM Passiflore at the request of the charterer of this vessel.

(18)
On May 14, 2009, the Montreal Senator was renamed the Hanjin Montreal at the request of the charterer of this vessel.

(19)
On February 19, 2008, the Eagle Express was renamed the MSC Eagle at the request of the charterer of this vessel.

(20)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

        Our contracted vessels are being built based upon designs from Hyundai Samho Heavy Industries Co. Limited ("Hyundai Samho"), Hanjin Heavy Industries & Construction Co., Ltd. ("Hanjin"), Shanghai Jiangnan Changxing Heavy Industry Company Limited ("Shanghai Jiangnan") and Sungdong Shipbuilding & Marine Engineering Co., Ltd. ("Sungdong"). In some cases designs are enhanced by us and our manager, Danaos Shipping, in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These designs, which include certain technological advances and customized modifications, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector.

        The specifications of our 28 contracted vessels under construction as of June 30, 2009 are as follows:

Name	Year Built	Vessel Size (TEU)	Shipyard	Expected Delivery Period	Time Charter Term(1)	Daily Charter Rate (in thousands)		Charterer
HN S4001(2)	2009	6,500	Sungdong	3rd Quarter 2009	12 years	34.4		CMA-CGM
HN S4002(2)	2009	6,500	Sungdong	4th Quarter 2009	12 years	34.4		CMA-CGM
HN S4003(2)	2009	6,500	Sungdong	4th Quarter 2009	12 years	34.4		CMA-CGM
HN N-219	2009	3,400	Hanjin	4th Quarter 2009	10 years	n/a	(3)	n/a	(3)
HN S4004(2)	2010	6,500	Sungdong	1st Quarter 2010	12 years	34.4		CMA-CGM
HN S4005(2)	2010	6,500	Sundong	1st Quarter 2010	12 years	34.4		CMA-CGM
HN N-220	2010	3,400	Hanjin	2nd Quarter 2010	10 years	n/a	(3)	n/a	(3)
HN N-216	2010	6,500	Hanjin	2nd Quarter 2010	15 years	34.7		Yang Ming
HN N-217	2010	6,500	Hanjin	3rd Quarter 2010	15 years	34.7		Yang Ming
HN N-221	2010	3,400	Hanjin	3rd Quarter 2010	10 years	n/a	(3)	n/a	(3)
HN N-218	2010	6,500	Hanjin	4th Quarter 2010	15 years	34.7		Yang Ming
HN N-222	2010	3,400	Hanjin	4th Quarter 2010	10 years	n/a	(3)	n/a	(3)
HN N-223	2010	3,400	Hanjin	4th Quarter 2010	10 years	n/a	(3)	n/a	(3)
Hull No. S-461	2010	10,100	Hyundai Samho	4th Quarter 2010	12 years	n/a	(3)	n/a	(3)
Hull No. S-462	2011	10,100	Hyundai Samho	1st Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00001	2011	8,530	Shanghai Jiangnan	1st Quarter 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-463	2011	10,100	Hyundai Samho	1st Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00002	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00003	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00004	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)	n/a	(3)
HULL 1022A	2011	8,530	Shanghai Jiangnan	3rd Quarter 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-456	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-457	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-458	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-459	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-460	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)	n/a	(3)

					Bareboat Charter Term(1)
HN N-214	2010	6,500	Hanjin	1st Quarter 2010	18 years	n/a	(3)	n/a	(3)
HN N-215	2010	6,500	Hanjin	1st Quarter 2010	18 years	n/a	(3)	n/a	(3)

(1)
Most charters include options to extend their terms.

(2)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(3)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

  Charterers

        As the container shipping industry has grown, the major liner companies increasingly contracted for containership capacity. As of June 30, 2009, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, HMM, Maersk, MISC, MSC, Yang Ming, UASC, and Zim Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 15 years with CMA-CGM, Yang Ming and two other accredited charterers for 27 of our contracted vessels and 18-year bareboat charters with an accredited charterer for our other two contracted vessels.

        The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from one to 18 years. These charters expire at staggered dates ranging from the first quarter of 2010 to the fourth quarter of 2027, with no more than 11 scheduled to expire in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

        Under the time charters, when a vessel is "off-hire" or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time (generally between 10-20 days), the charterer has a right to terminate the charter agreement for that vessel. Charterers also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel's owner or manager without the charterer's approval.

  Leasing Arrangements—CSCL Europe, MSC Baltic (ex CSCL America), Bunga Raya Tiga (ex Maersk Derby), Maersk Deva (ex Vancouver Express), CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561)

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the MSC Baltic (ex CSCL America), the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva (ex Vancouver Express), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

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

  Purchase Options

        The charters with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

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

Management of Our Fleet

        Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expired on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. On February 12, 2009, we signed an addendum to the management contract changing the management fees we pay, effective January 1, 2009. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

        Our manager is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping's strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a leading ship-management software and services company. Danaos Management Consultants provides software services to two of our charterers, CMA-CGM and Maersk.

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

        Danaos Shipping manages our fleet under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year periods if we do not provide 12 months' notice of termination. During the initial term of the management agreement, for providing its commercial, chartering and administrative services our manager received a fee of $500 per day and for its technical management of our ships, our manager received a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, each pro rated for the number of calendar days we own each vessel. These fees are now adjusted annually by agreement between us and our manager. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We also paid our manager a flat fee of $400,000 per newbuilding vessel, which we capitalized, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff. On February 12, 2009, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged.

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

        The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and, in the past a relative scarcity of secondhand containerships, which necessitated reliance on newbuildings which can take a number of years to complete. We focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships.

Crewing and Employees

        We have four shore-based employees, our chief executive officer, our chief financial officer, our chief operating officer and our deputy chief financial officer. As of December 31, 2008, 962 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed approximately 121 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
CMA CGM Passiflore	January 2010	September 2009
YM Singapore	September 2009	September 2009
MSC Baltic	November 2009	November 2009
Hyundai Advance	January 2011	January 2010
CMA CGM Elbe	August 2009	August 2010
CMA CGM Komodo	November 2009	August 2010
Hyundai Federal	October 2010	December 2010
Maersk Mytilini	March 2011	January 2011
Maersk Messologi	March 2011	March 2011
CMA CGM Kalamata	March 2010	March 2011
CMA CGM Vanille	March 2011	March 2011
MSC Marathon	June 2010	April 2011
Hanjin Montreal	September 2010	May 2011
Al Rayyan	August 2009	June 2011
CMA CGM Lotus	January 2011	June 2011
Hyundai Commodore	September 2010	July 2011
CSCL Pusan	September 2009	September 2011
CSCL Le Havre	November 2009	November 2011
YM Yantian	July 2009	January 2012
Hyundai Vladivostok	October 2010	July 2012
Hyundai Stride	December 2010	September 2012
YM Seattle	December 2010	September 2012
Hyundai Future	December 2010	September 2012
YM Vancouver	February 2011	November 2012
Hyundai Highway	June 2011	December 2012
Hyundai Sprinter	March 2011	December 2012
Hyundai Progress	May 2011	March 2013
Hyundai Bridge	June 2011	March 2013
YM Milano	November 2011	June 2013
Zim Rio Grande	October 2011	July 2013
Zim Sao Paolo	December 2011	September 2013
Hyundai Duke	January 2011	October 2013
Zim Kingston	March 2011	November 2013
Zim Monaco	June 2012	January 2014
CSCL Europe	August 2009	February 2014
Maersk Deva	June 2012	February 2014
Zim Dalian	September 2012	March 2014
YM Colombo	March 2012	March 2014
Bunga Raya Tiga	July 2012	April 2014
Zim Luanda	November 2012	June 2014

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship-owner within prescribed time limits.

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

  Protection and Indemnity Insurance

        Protection and indemnity ("P&I") insurance covers our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity insurance, other than our 4/4ths collision and FFO insurance (which is covered under our hull insurance policy), is provided by mutual protection and indemnity associations, or P&I associations. Insurance provided by P&I associations is a form of mutual indemnity insurance. Unless otherwise provided by the international conventions that limit the liability of shipowners and subject to the "capping" discussed below, our coverage under insurance provided by the P&I associations, except for pollution, will be unlimited.

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I war risk coverage is $500.0 million per vessel per incident, while for passenger and seaman risks the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. These laws and regulations include the OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Clean Water Act, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements and various Safety of Life at Sea (SOLAS) amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

        A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

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

  Environmental Regulation—International Maritime Organization ("IMO")

        Our vessels are subject to standards imposed by the IMO (the United Nations agency for maritime safety and the prevention of pollution by ships). The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. For example, Annex III of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regulates the transportation of marine pollutants, and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. In April 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emission standards. These amendments were adopted by the MEPC in October 2008 and will enter into force in July 2010. The new standards seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. The United States ratified the amendments in October 2008. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

        The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a Safety Management System. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. We have made relevant arrangements and our entire fleet has been issued with a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention.

  Environmental Regulation—The U.S. Oil Pollution Act of 1990 ("OPA")

        The OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or bunkers) in our vessels, making our vessels subject to the OPA requirements.

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

        As a result of 2006 amendments to OPA the limits of the liability of responsible parties were increased to the greater of $950 per gross ton or $800,000 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. On September 24, 2008, the U.S. Coast Guard proposed regulations that would adjust the limits of liability for non-tank vessels to $1000 per gross ton or $848,000 and establish a procedure to adjust the limits for inflation every three years. The adjustments will become effective after publication as final regulations.

        OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the U.S. Coast Guard implemented regulations that required evidence of financial responsibility for non-tank vessels in the amount of $900 per gross ton, which includes the then-applicable OPA limitation on liability of $600 per gross ton and the U.S. CERCLA liability limit of $300 per gross ton, as described below. Effective October 17, 2008, the Coast Guard adopted amendments to the financial responsibility regulations to increase the required amount of financial responsibility for non-tank vessels to $900 per gross ton to reflect the 2006 increases in OPA liability. Vessel owners were required to provide evidence of financial assurance in the increased amounts by January 15, 2009. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty, and an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

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

  Environmental Regulation—CERCLA

        CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As noted above, U.S. Coast Guard's financial responsibility regulations require evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations that were adopted in 1978, vessels were exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date (later extended to December 19, 2008). EPA appealed this decision to the Ninth Circuit Court of Appeals, but proceeded with the development of the regulations, and the appeals court upheld the decision in July 2008. Under the new rules, which took effect on February 6, 2009, we are required to obtain a CWA permit regulating and authorizing such incidental discharges from our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, includes requirements for the implementation, monitoring, and documentation of best management practices for as many as 26 discharges, as applicable. Much of what is required has already been addressed in the vessel's current ISM Code SMS Plan, and several States already impose requirements that in many cases are stricter than those required by the VGP.

  Environmental Regulation—The Clean Air Act

        The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called "Category 3 "marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. The EPA intends to promulgate final standards for Category 3 marine diesel engines by December 17, 2009. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. California has adopted limits on particulate matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Compliance is to be achieved through the use of marine diesel oil with a sulfur content not exceeding .1% by weight, or marine gas oil, or through alternative means of emission control, such as the use of shore-side electrical power or exhaust emission controls. These rules were struck down by the Ninth Circuit Court of Appeals in February 2008 on the grounds that they were preempted by the CAA, and in May 2008 California was permanently enjoined from enforcing the rules. The California Air Resources Board has recently adopted fuel content regulations that would apply to all vessels sailing within 24 miles of the California coast and whose itineraries call for them to enter California ports, terminal facilities or estuarine waters. The state is also requesting EPA to grant it a waiver under the CAA to enforce the invalidated vessel emission standards. The United States requested IMO on March 27, 2009 to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If the IMO approves the Emissions Control Area or new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

  Environmental Regulation—Other Environmental Initiatives

        The EU has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. The European Parliament recently endorsed a European Commission proposal to criminalize certain pollution discharges from ships. If it becomes formal EU law, it will affect the operation of vessels and the liability of owners for oil and other pollutional discharges. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

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

        A number of bills relating to ballast water management have been introduced in the U.S. Congress, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. A U.S. District Court dismissed challenges to Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment, and its decision was upheld by the Sixth Circuit Court of Appeals. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of May 31, 2009, the BWM Convention has been ratified by 18 states, representing 15.36% of world tonnage.

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

        Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. A new treaty is expected to be adopted at the United Nations climate change conference in Copenhagen in December 2009, and there is pressure to include shipping in the treaty. The EU intends to expand its emissions trading scheme to vessels and the U.S. Congress is considering climate change legislation this session. On April 17, 2009, the U.S. EPA Administrator signed a proposed finding that greenhouse gases threaten the public health and safety and that emissions from new motor vehicles and motor vehicle engines contribute to concentrations of greenhouse gases in the atmosphere. Although the proposed finding does not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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

In addition, as of January 1, 2009, every company and/or registered owner is required to have an identification number which conforms to the IMO Unique Company and Registered Owner Identification Number Scheme. Our Manager has also complied with this amendment to SOLAS XI-1/3-1.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Our fleet as of June 30, 2009 consisted of 41 containerships and, as described below, as of that date we had newbuilding contracts for an additional 28 containerships, which we currently expect will be delivered to us by the end of June 2012.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of June 30, 2009, all of the 41 containerships in our fleet were employed on time charters. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

        The average number of containerships in our fleet for the years ended December 31, 2008, 2007 and 2006 was 37.7, 32.3 and 26.3, respectively.

        As of June 30, 2009, we had newbuilding contracts with Hyundai Samho, Hanjin, Shanghai Jiangnan and Sungdong for an additional 28 containerships with an aggregate capacity of 217,950 TEUs, with scheduled deliveries to us from the third quarter of 2009 through the end of June 2012.

        After delivery of these 28 containerships, our containership fleet of 68 vessels will have a total capacity of 382,179 TEUs, assuming we do not acquire any additional vessels or dispose of any of our vessels, other than one vessel that is over 30 years of age, which is assumed to be scrapped.

        As of June 30, 2009, our containership fleet was under period charters with ten charterers: China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, UASC, Yang Ming and Zim Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 15 years with CMA-CGM, Yang Ming and two other accredited charterers for 26 of our contracted vessels and 18-year bareboat charters with an accredited charterer for our other two contracted vessels.

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

        The charters with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Our Manager

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The initial term of this agreement expired on December 31, 2008, and the agreement now renews each year for a one-year term for the next 12 years unless we give a one-year notice of non-renewal (subject to certain termination rights described in "Item 7. Major Shareholders and Related Party Transactions"). Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

            Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. We sold the APL Belgium, a 5,506 TEU containership, to APL-NOL pursuant to the terms of purchase options contained in the charters for these vessels in January 2008 and in addition, we sold the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg, in January, May, October and December 2008, respectively. Five of our newbuildings, which have an aggregate capacity of 32,500 TEUs, are also subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on specified dates expected, based on the respective expected delivery dates for these vessels, to fall in 2017 and 2018. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 26 total off-hire days for our entire fleet during 2008 other than for scheduled drydockings and special surveys and 45 total off-hire days for our entire fleet during 2007, other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        Revenues from multi-year period charters comprised substantially all of our revenues from continuing operations for the years ended December 31, 2008, 2007 and 2006. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. In the first half of 2009, we arranged, in cooperation with our charterers, delays in the delivery of 25 of our contracted vessels for periods ranging between two months and one year, which delays are factored into the below table. See "Item 3. Key Information—Risk Factors—Delays in deliveries of our additional 28 newbuilding containerships could harm our operating results". Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2008, based on contracted charter rates, from our charter arrangements for our containerships having initial terms of more than 12 months is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2008(1)
(amounts in millions of U.S. dollars)

Number of Vessels(2)		2009	2010-2011	2012-2013	2014-2018		2019-2027		Total
69.0	(3)	$320.2	$877.6	$1,152.0	$2,803.5	(4)	$1,884.0	(4)	$7,037.3

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

(2)
Includes three 6,500 TEU newbuildings and one 3,400 TEU newbuilding expected to be delivered to us in the second half of 2009; and 24 newbuilding containerships, the HN S4005, the HN N-214, the HN N-215, the HN N-216, the HN N-217, the HN N-218, the HN N-220, the HN N-221, the HN N-222, the HN N-223, the HN Z00001, the HN Z00002, the HN Z00003, the HN Z00004, the Hull 1022A, the Hull No. S-456, the Hull No. S-457, the Hull No. S-458, the Hull No. S-459, the Hull No. S-460, the Hull No. S-461, the Hull No. S-462 and the Hull No. S-463, expected to be delivered to us in 2010, 2011 and 2012. The contracted revenue shown in the above table from these newbuildings for the specified periods is as follows: $22.6 million in 2009, $418.6 million in 2010-2011, $837.4 million in 2012-2013, $2,150.9 million in 2014-2018, $1,823.7 million in 2019-2027. As of June 30, 2009, we had not yet arranged financing for 12 of these newbuilding vessels. See "Item 3. Key Information—Risk Factors—Although we have arranged charters for each of our 28 newbuilding containerships, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness" and "Item 3. Key Information—Risk Factors—No financing has been arranged for the acquisition of 12 of our 28 newbuilding containerships under construction, which 12 containerships are expected to be delivered to us in 2010, 2011 and 2012, and the current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from fulfilling our obligations under our agreements to complete the construction of these newbuilding containerships".

(3)
Includes three 6,500 TEU containerships expected to be delivered to us during the second half of 2009, the HN S4001, the HN S4002, the HN S4003 and the HN S4004 and the HN S4005 expected to be delivered to us in the first quarter of 2010, which are subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, each for $78.0 million. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(4)
An aggregate of $242.3 million ($48.45) million with respect to each vessel) of revenue with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, following September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, is included in the table because we cannot now predict the likelihood of these options being exercised.

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

        Under multi-year time charters, such as those on which we charter the 41 containerships in our current fleet, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as the one on which we chartered one of our containerships in our fleet that was sold in the second quarter of 2008, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

        Major overhaul performed during drydocking is differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel's certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and manoeuvre vessel components, which are not available at regular ports.

        Repairs and maintenance normally performed during operation either at port or at sea have the purpose to minimize wear and tear to the vessel caused by a particular incident or normal wear and tear. Repair and maintenance costs are expensed as incurred.

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years. Depreciation is based on cost, less the estimated scrap value of the vessels.

  General and administrative expenses

        Historically, while we were a privately-owned company, we paid Danaos Shipping, our manager, a monthly management fee of $2,750 for the management of our affairs. We also paid our manager a fixed management fee of $150 to $500 per day for each vessel in our fleet depending on its size and the charter arrangements. In order to bring the fees we pay to our manager to a level similar to those that would be paid to an unaffiliated manager we adjusted the fees we pay to our manager as of July 1, 2005 and in February 12, 2009 following the expiration of the initial term of our management agreement.

        From July 1, 2005 to December 31, 2008, we paid our manager a fee of $500 per day for providing commercial, chartering and administrative services, a management fee of $250 per vessel per day for its technical management of vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, pro rated for the calendar days we own each vessel. We also paid our manager a flat fee of $400,000 per newbuilding vessel for the on-premises supervision of our newbuilding contracts by selected engineers and others of its staff. On February 12, 2009, we signed an addendum to the management contract adjusted the management fees, effective January 1, 2009, to a fee of $575 per day for providing commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for the remaining vessels in the fleet and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged.

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

  Interest Expense, Interest Income and Other Finance Costs

        We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expenses, as well as interest expense on our cash flow hedge interest rate swaps. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

  Discontinued Drybulk Operations

        While our focus is on the containership sector, in 2002 we made an investment in the drybulk sector, and from 2002 to 2007, we owned a number of drybulk carriers, chartering them to our customers (the "Drybulk Business") in the spot market, including through pooling arrangements. In the first quarter of 2007, we sold five of the six drybulk vessels in our fleet to an unaffiliated purchaser, for an aggregate of $118.0 million and sold the last drybulk carrier, the MV Achilleas, in our fleet to the same purchaser for $25.5 million, when its charter subsequently expired in 2007. As detailed in Note 25, Discontinued Operations, in the notes to our consolidated financial statements included elsewhere herein, we have determined that our Drybulk Business should be reflected as discontinued operations. We have included the financial results of the Drybulk Business in discontinued operations for all periods presented and discussed under "—Results of Operations." In the future, we may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

Results of Operations

        The following discussion solely reflects results from continuing operations (containerships), unless otherwise noted. As described in Note 25, Discontinued Operations, in the Notes to our Consolidated Financial Statements certain reclassifications have been made to reflect the discontinued operations treatment of our Drybulk Business.

  Year ended December 31, 2008 compared to the year ended December 31, 2007

        During the year ended December 31, 2008, we had an average of 37.7 containerships in our fleet. During the year ended December 31, 2007, we had an average of 32.3 containerships in our fleet. We took delivery of three 2,200 TEU containerships, on February 11, 2008, March 18, 2008 and March 20, 2008, and three 4,253 TEU containerships, on July 4, 2008, September 22, 2008 and November 3, 2008. We also sold one 5,506 TEU containership on January 15, 2008 and four 3,101 TEU containerships, on January 25, 2008, May 20, 3008, October 26, 2008 and December 10, 2008, respectively.

  Operating Revenue

        Operating revenue increased 15.5%, or $40.1 million, to $298.9 million in the year ended December 31, 2008, from $258.8 million in the year ended December 31, 2007. The increase was partly attributable to the addition to our fleet of six vessels, which collectively contributed revenues of $22.0 million in 2008. In addition, two 4,300 TEU containerships, the YM Colombo and the YM Singapore, which were added to our fleet on March 12, 2007 and October 9, 2007, five 2,200 TEU containerships, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter, which were added to our fleet on July 23, 2007, on August 20, 2007, on September 5, 2007, on October 2, 2007 and on October 15, 2007, respectively, and two 4,253 TEU containerships, the YM Seattle and the YM Vancouver, which were added to our fleet on September 10, 2007 and November 27, 2007 respectively, contributed incremental revenues of $44.5 million in the year ended December 31, 2008 compared to the year ended December 31, 2007. These additional contributions to revenue were offset in part by our sale of eight vessels in 2008 and 2007, which vessels, as a result, contributed $23.6 million less revenue in the year ended December 31, 2008 than in the year ended December 31, 2007. We also had a further decrease in revenues of $2.8 million attributed to more off-hire days and re-chartering of certain vessels at lower charter rates during the year ended December 31, 2008 compared to the year ended December 31, 2007.

  Voyage Expenses

        Voyage expenses remained stable at $7.5 million in the year ended December 31, 2008 and December 31, 2007. Voyage expenses mainly relate to commissions paid to our manager on vessels acquired and sold in accordance with our management agreement and commissions on gross revenue, address and brokerage commissions.

  Vessel Operating Expenses

        Vessel operating expenses increased 35.8%, or $23.5 million, to $89.2 million in the year ended December 31, 2008, from $65.7 million in the year ended December 31, 2007. The increase was mainly due to the increase in the average number of our vessels in our fleet under time charter during the year ended December 31, 2008 compared to the year ended December 31, 2007.

        Our daily operating expenses per vessel increased by 4.0% in the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase was mainly due to higher crew wages and total repair and maintenance costs.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred drydocking and special survey costs expense increased 19.7%, or $1.2 million, to $7.3 million in the year ended December 31, 2008, from $6.1 million in the year ended December 31, 2007. The increase reflects higher dry-docking costs incurred, which were subject to amortization during the year ended December 31, 2008 as compared to the same period of 2007.

  Depreciation

        Depreciation expense increased 25.6%, or $10.4 million, to $51.0 million in the year ended December 31, 2008, from $40.6 million in the year ended December 31, 2007. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the year ended December 31, 2008 compared to the same period of 2007.

  General and administrative expenses

        General and administrative expenses increased 16.0%, or $1.6 million, to $11.6 million in the year ended December 31, 2008, from $10.0 million in the same period of 2007. The increase was principally a result of increased fees of $1.3 million paid to our Manager in the year ended December 31, 2008 compared to the same period of 2007, attributed to the increase in the average number of our vessels in our fleet. Moreover, other administrative expenses were higher by $0.3 million in the year ended December 31, 2008 compared with the year ended December 31, 2007.

  Interest expense, interest income, and other finance (expenses) income, net

        Interest expense increased 72.1%, or $15.8 million, to $37.7 million in the year ended December 31, 2008, from $21.9 million in the year ended December 31, 2007. The change in interest expense was due to the increase in our average debt by $882.8 million to $1,715.4 million in the year ended December 31, 2008 from $832.6 million in the year ended December 31, 2007. Our extensive newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $36.9 million for the year ended December 31, 2008 as opposed to $22.9 million of capitalized interest for the year ended December 31, 2007.

        Interest income increased 32.7%, or $1.6 million, to $6.5 million in the year ended December 31, 2008, from $4.9 million in the year ended December 31, 2007. The increase in interest income is mainly attributed to higher average cash deposits, partially offset by lower interest rates, during the year ended December 31, 2008, as opposed to the year ended December 31, 2007.

        Restricted cash increased by $205.3 million, to $251.5 million as of December 31, 2008, from $46.2 million as of December 31, 2007. The restricted cash is mainly attributed to cash borrowed under our revolving credit facilities designated to finance certain of our new buildings and is gradually utilized to fund progress payments of these new buildings up to their deliveries through the third quarter of 2011.

        Other finance income (expenses), net, decreased by $0.8 million, to an expense of $2.0 million in the year ended December 31, 2008, from an expense of $2.8 million in the year ended December 31, 2007. The change in other finance income (expenses), net, was mainly due to the first drawdown facility fees of $1.0 million expensed in 2007 in relation to the agreements with HSH Nordbank and The Royal Bank of Scotland, our revolving credit facilities of up to $700 million each.

  Gain/(loss) on sale of vessels

        The gain on sale of vessels for the year ended December 31, 2008, reflects the sale of the APL Belgium, the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg for $44.5 million, $11.2 million, $15.8 million, $10.2 million and $4.9 million, respectively, resulting in an aggregate net gain of $16.9 million during the year ended December 31, 2008. The loss on sale of vessels for the year ended December 31, 2007, reflects the sale of the APL England, APL Scotland and APL Holland to APL, following the exercise of the purchase options APL had for these vessels, for $44.5 million each, resulting in an aggregate net loss of $(0.3) million during the year ended December 31, 2007.

  Other income/(expenses), net

        Other income/(expenses), net, decreased by $15.7 million, to an expense of $(1.1) million for the year ended December 31, 2008, from an income of $14.6 million in the year ended December 31, 2007. The decrease in other income/(expenses) is mainly attributed to a non-recurring net gain of $15.9 million related to restructuring of our leasing arrangements for the CSCL Europe, the MSC Baltic, the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and their subsequent restructuring entered into in 2007, as detailed in Note 12(a) in the notes to the consolidated financial statements included in this annual report. In addition, during the fourth quarter of 2008, we recorded a non-recurring expense of $1.6 million in relation to insurance for the years of 2006 and 2007, reflecting the contribution of our insurer to the exposure of the International Group of Protection & Indemnity Clubs.

  Gain/(loss) on derivatives

        Gain/(loss) on derivatives increased by $2.7 million, to a $2.4 million gain in the year ended December 31, 2008, from a $(0.3) million loss in the year ended December 31, 2007. This increase is mainly a result of $1.3 million of forward contracts that expired and cash settled in April 2008, as well as, a $1.1 million of fair value interest rate swaps net ineffectiveness recorded in "Gain/(loss) on derivatives" in 2008.

  Discontinued Operations

        Net income from discontinued operations decreased by $94.0 million, to a loss of $(1.8) million in the year ended December 31, 2008 from a gain of $92.2 million in the year ended December 31, 2007, primarily reflecting an expense of $(1.5) million recorded during 2008 following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007) compared to a gain of $88.6 million on the sale of six dry bulk carriers during 2007. As discussed in

Note 25 to our Consolidated Financial Statements included elsewhere in this annual report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Year ended December 31, 2007 compared to the year ended December 31, 2006

        During the year ended December 31, 2007, we had an average of 32.3 containerships in our fleet. During the year ended December 31, 2006, we had an average of 26.3 containerships in our fleet. We took delivery of one 4,300 TEU containership on March 12, 2007, one 2,200 TEU containership on July 23, 2007, one 2,200 TEU containership on August 20, 2007, one 2,200 TEU containership on September 5, 2007, one 4,253 TEU containership on September 10, 2007, one 2,200 TEU containership on October 2, 2007, one 4,300 TEU containership on October 9, 2007, one 2,200 TEU containership on October 15, 2007, and one 4,253 TEU containership on November 27, 2007. We also sold three 5,506 TEU containerships in our fleet to APL-NOL, on March 7, 2007, June 22, 2007 and August 3, 2007, respectively.

  Operating Revenue

        Operating revenue increased 26.1%, or $53.6 million, to $258.8 million in the year ended December 31, 2007, from $205.2 million in the year ended December 31, 2006. The increase was partly attributable to the addition to our fleet of nine vessels, which collectively contributed revenues of $23.4 million in 2007. In addition, a 4,651 TEU containership, the MOL Confidence, which was added to our fleet on March 23, 2006, three 4,814 TEU containerships, the Maersk Marathon, the Maersk Messologi and the Maersk Mytilini, which were added to our fleet on December 13, 2006, December 18, 2006 and December 22, 2006, respectively, and two 9,580 TEU containerships, the CSCL Pusan and the CSCL Le Havre, which were added to our fleet on September 8, 2006 and November 20, 2006, respectively, contributed incremental revenues of $45.8 million in the year ended December 31, 2007 compared to the year ended December 31, 2006. These additional contributions to revenue were offset in part by our sale of three vessels in 2007, which vessels, as a result, contributed $16.0 million less revenue in the year ended December 31, 2007 than in the year ended December 31, 2006.

  Voyage Expenses

        Voyage expenses were $7.5 million in the year ended December 31, 2007, representing an increase of $2.1 million, or 38.9%, from $5.4 million in the year ended December 31, 2006. The increase in voyage expenses was mainly due to commissions paid to our manager of $2.1 million for the 12 vessels acquired and sold in accordance with our management agreement in the year ended December 31, 2007 as opposed to $0.8 million of such commissions in the year ended December 31, 2006. The remaining increase of $0.8 million is attributed to higher commissions on gross revenue, address and brokerage commissions and other voyage expenses, due to the increase in the average number of containerships in our fleet in the year ended December 31, 2007, compared with the year ended December 31, 2006.

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

  Interest expense, interest income, and other finance (expenses) income, net

        Interest expense decreased 10.6%, or $2.6 million, to $21.9 million in the year ended December 31, 2007, from $24.5 million in the year ended December 31, 2006. Our newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $22.9 million for the year ended December 31, 2007 as opposed to $8.6 million capitalized interest for the year ended December 31, 2006. This was offset in part by a $12.8 million increase in interest relating to a 39.4% increase in our average indebtedness, with no change in the weighted average effective interest rate to which our indebtedness was subject. Interest income increased $1.3 million, or 36.1%, to $4.9 million in the year ended December 31, 2007, from $3.6 million in the year ended December 31, 2006, due to increased average bank deposits.

        Other finance income (expenses), net, decreased $4.8 million, to a cost of $(2.8) million in the year ended December 31, 2007, from an income of $2.0 million in the year ended December 31, 2006. The change in other finance income (expenses), net, was mainly due to foreign exchange rate fluctuations between the pound sterling and the U.S. dollar in connection with the leasing arrangements for the CSCL Europe, the MSC Baltic (ex CSCL America), the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva (ex Vancouver Express), the CSCL Pusan and the CSCL Le Havre, as well as the agreements which we entered into with HSH Nordbank on November 14, 2006 and with The Royal Bank of Scotland on February 20, 2007, for revolving credit facilities of up to $700 million each, which resulted in higher finance fees in the year ended December 31, 2007 compared to the year ended December 31, 2006.

  Gain/(loss) on sale of vessels

        Loss on sale of vessels of $(0.3) million represents a loss on sale of three containerships during the year ended December 31, 2007.

  Other income/(expenses)

        Other income (expenses), increased $33.1 million to $14.6 million for the year ended December 31, 2007 from $(18.5) million in the year ended December 31, 2006. The change was primarily due to a non-recurring gain of $15.9 million for 2007 compared to a non-recurring loss of $(18.7) million in 2006, both attributable to the leasing arrangements for the CSCL Europe, the MSC Baltic, the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and the subsequent restructuring of such arrangements in October 2007, as detailed in note 12a in the notes to the consolidated financial statements included elsewhere in this annual report.

  Gain/(loss) on derivatives

        Gain/(loss) on derivatives improved $5.8 million to $(0.3) million loss in the year ended December 31, 2007, from a $(6.1) million loss in the year ended December 31, 2006. This change was a result of the initiation of hedge accounting from the third quarter of 2006 resulting in unrealized gains or losses ceasing to be recognized in our income statement.

  Discontinued Operations

        Net income from discontinued operations increased $56.5 million, or 158.3%, to $92.2 million in the year ended December 31, 2007 from $35.7 million in the year ended December 31, 2006, primarily reflecting the gain of $88.6 million on the sale of six drybulk carriers during 2007 compared to the sale of one drybulk carrier during 2006 with a gain of $15.0 million. As discussed in note 25 to our consolidated financial statements included elsewhere in this annual report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

        Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, including from vessel sales, and long-term bank borrowings, as well as proceeds from our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

        Our primary short-term liquidity needs are to fund our vessel operating expenses, loan amortization and interest payments. Our medium-term liquidity needs primarily relate to the purchase of the 28 additional containerships for which we have contracted and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating $2.1 billion as of June 30, 2009. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our existing credit facilities and additional credit facilities we will seek to arrange, cash from operations and, possibly, equity financings. We believe that currently contracted sources of funds will be sufficient to meet our liquidity needs through the first quarter of 2010, since our contracted revenue together with our committed credit facilities, including our new credit facility with Deutsche Schiffsbank-Credit Suisse-Emporiki Bank that we entered into during the first quarter of 2009, will be sufficient to meet our currently projected liquidity needs for that period.

        In the first half of 2009, we came to an agreement to delay the delivery dates of five 8,530 TEU containerships under construction by approximately two hundred days each on average, five 6,500 TEU, five 3,400 TEU containerships under construction by approximately one quarter each, five 12,600 TEU containerships under construction by approximately one year each and five 6,500 TEU containerships under construction for a period ranging from two to six months. As of June 30, 2009, we expect to take delivery of four vessels during the remainder of 2009, twelve in 2010, seven in 2011 and five in 2012. As of June 30, 2009, the remaining capital expenditure installments for these vessels were approximately $332 million for the remainder of 2009, $909 million for 2010, $374 million for 2011 and $449 million for 2012. In addition to our available borrowing capacity under committed credit facilities as of June 30, 2009, we would be required to procure additional financing of approximately $1.4 billion in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations. Accordingly, as of June 30, 2009, we have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us in 2010, 2011 and 2012. Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, may be limited.

        Restricted cash increased by $205.3 million, to $251.5 million as of December 31, 2008, from $46.2 million as of December 31, 2007. The increase in restricted cash is mainly attributed to additional cash which we borrowed under our revolving credit facilities during the third quarter of 2008. These funds are now designated to finance certain of our newbuildings and will be utilized to fund progress payments of these new buildings through their scheduled deliveries from December 2009 to the third quarter of 2011.

        Under our existing multi-year charters as of December 31, 2008, we had contracted revenues of $320.2 million for 2009, $402.9 million for 2010 and, thereafter, approximately $6.3 billion, of which amounts $22.6 million, $136.9 million and $5.1 billion, respectively, are associated with charters from our contracted newbuildings, some of which have not been financed. See "Risk Factors".

        As of June 30, 2009, we had approximately $474 million of undrawn availability under our credit facilities and $220 million of restricted cash designated for newbuilding progress payments. Our board of directors has determined to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector.

        In 2009, we obtained waivers from lenders, with which we had $1.8 billion of indebtedness, as of December 31, 2008, to cover for 2008 and up to January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which covenant compliance will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ended December 31, 2009)) breaches of our loan agreement covenants in relation to the collateral coverage ratios, corporate leverage ratios and the minimum net worth requirements, which we were not in compliance with as of December 31, 2008. If, however, the current low charter rates in the containership market and low vessels values continue or decrease further, our ability to comply with these and other covenants in our loan agreements may be adversely affected and we may not be able to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.

        We sold the APL Belgium, a 5,506 TEU containership, to APL-NOL for $44.3 million net proceeds pursuant to the terms of purchase option contained in the charter of the vessel on January 15, 2008. In addition, we sold the Winterberg, on January 25, 2008, the Maersk Constantia, on May 20, 2008, the Asia Express, on October 26, 2008, and the Sederberg, on December 10, 2008, for net proceeds of $10.2 million, $14.6 million, $9.4 million and $4.5 million, respectively.

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

        The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the years ended December 31, 2008, 2007 and 2006:

	Combined Containership and Drybulk Carrier Fleet Year Ended December 31,			Discontinued Operations Year Ended December 31,			Continuing Operations Year Ended December 31,
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(In thousands)
Net Cash from Operating Activities	$135,489	$158,270	$151,578	$—	$4,537	$24,628	$135,489	$153,733	$126,950
Net Cash (used in)/provided by Investing Activities	(511,986)	(687,592)	(330,099)	—	142,301	26,798	(511,986)	(829,893)	(356,897)
Net Cash provided by/(used in) Financing Activities*	433,722	549,742	183,596	—	(146,838)	(51,426)	433,722	696,580	235,022

*
Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

        We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the containerships we have added to our fleet since the disposal of the drybulk carrier fleet. Furthermore, the drybulk carrier fleet's proportional contribution to our cash flows from operating activities had been decreasing during the years from 2005 to 2007 mainly as a result of the growth of our containership fleet. We did not have any drybulk carriers in 2008.

        Net cash from investing activities attributed to the discontinued operations was $142.3 million in 2007, representing the sale proceeds from the sale of the drybulk carrier fleet, the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the MV Achilleas. Net cash from investing activities attributed to the discontinued operations was $26.8 million in 2006, representing the sale proceeds from the sale of one of our drybulk carriers, the Sofia III. Net cash used in financing activities attributed to the drybulk carrier fleet reflects the payments of long-term debt, offset in part by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during each of the years ended December 31, 2007 and 2006.

Cash Flows

        The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our consolidated statement of cash flows included elsewhere in this annual report.

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased 14.4%, or $22.8 million, to $135.5 million in the year ended December 31, 2008 compared to $158.3 million in the year ended December 31, 2007. The decrease was primarily the result of a one-time cash benefit of $15.4 million relating to lease arrangements that was recognized in 2007, as described in Note 12, Lease Arrangements, in the notes to our consolidated financial statements included elsewhere herein and the increase in the payments for drydockings in 2008 as opposed to 2007, partially offset by increased cash received from operations in 2008 compared to 2007 due to the increase in the average number of vessels in our fleet. Net cash flows provided by operating activities increased 4.4%, or $6.7 million, to $158.3 million in the year ended December 31, 2007 compared to $151.6 million in the year ended December 31, 2006. For the year ended December 31, 2007, the increase was primarily the result of a change in working capital requirements by $6.3 million and decreased payments of $0.4 million attributed to drydockings in 2007 as opposed to 2006.

  Net Cash Used in Investing Activities

        Net cash flows used in investing activities decreased 25.5%, or $175.6 million, to $512.0 million in the year ended December 31, 2008 compared to $687.6 million in the year ended December 31, 2007. Net cash flows used in investing activities increased 108.3%, or $357.5 million, to $687.6 million in the year ended December 31, 2007 compared to $330.1 million in the year ended December 31, 2006. The difference between the years ended December 31, 2008 and 2007 primarily reflects the funds used to acquire secondhand vessels of $93.4 million in 2008 as opposed to $266.6 million in 2007, cash received of $16.9 million on March 7, 2008 in respect of certain lease arrangements (refer to Note 12, Lease Arrangements, in the notes to our consolidated financial statements included elsewhere herein) that partially offset the cash used to acquire vessels, installment payments for newbuildings of $518.5 million in 2008 as opposed to $696.8 million during the year ended December 31, 2007 and proceeds from sale of vessels of $83.0 million in 2008 as opposed to $275.8 million in 2007. The difference between the years ended December 31, 2007 and 2006 primarily reflects the funds used to acquire secondhand vessels of $266.6 million in 2007 as opposed to $171.7 million in 2006, installment payments for newbuildings of $696.8 million in 2007 as opposed to $185.1 million during the year ended December 31, 2006 and proceeds from sale of vessels of $275.8 million in 2007 as opposed to $26.8 million in 2006.

  Net Cash Provided by/(Used in) Financing Activities

        Net cash flows provided by financing activities decreased 21.1%, or $116.0 million, to $433.7 million in the year ended December 31, 2008 compared to $549.7 million in the year ended December 31, 2007. Net cash flows provided by financing activities increased by $366.1 million, to $549.7 million in the year ended December 31, 2007 compared to $183.6 million in the year ended December 31, 2006. The decrease in 2008 is primarily due to the net proceeds from long-term debt of $745.1 million during the year ended December 31, 2008 as opposed to $691.7 million in the year ended December 31, 2007, dividend payments of $101.5 million during the year ended December 31, 2008 as opposed to $97.4 million during the year ended December 31, 2007 and $205.4 million of restricted cash in 2008 as opposed to $43.7 million in 2007. The increase in 2007 is primarily due to the net proceeds from long-term debt of $691.7 million during the year ended December 31, 2007 as opposed to $(12.8) million in the year ended December 31, 2006, dividend payments of $97.4 million during the year ended December 31, 2007 as opposed to no dividend payments for 2006, no public offering proceeds in 2007 as opposed to $201.3 million in 2006 and $43.7 million of restricted cash in 2007 as opposed to $1.8 million in 2006.

Credit Facilities

        We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. We also have entered into guarantee facility agreements, with HSH Nordbank and the Royal Bank of Scotland, which are described in Note 19 to our audited financial statements included in this annual report. The following summarizes certain terms of our credit facilities:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Interest Rate	Maturity	Details
The Royal Bank of Scotland(2)	$56.3	$640.4	LIBOR + margin	Due September 2021
					Concerns a revolving credit facility of up to $700.0 million for the purpose of financing existing vessels or part of the newbuilding program. Refer to "Item 10. Additional Information—Material Contracts" for details on the amortization schedule.

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Interest Rate	Maturity	Details
HSH Nordbank(3)	$—	$41.0	LIBOR + margin	Due March 2014	21 quarterly instalments of $1.0 million; balloon payment of $20.0 million.
KEXIM(4)	$—	$80.8	Fixed	Due November 2016	30 quarterly instalments of $2.6 million; plus instalments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-Fortis(5)	$—	$124.4	$115.4 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	20 semi-annual instalments of $5.625 million; plus instalments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(6)	$25.0	$675.0	LIBOR + margin	Due November 2016

					Concerns a revolving credit facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels. Repayment schedule, as amended in July 2009 will be based on quarterly installments as well as a balloon payment at the end. Refer to "Item 10. Additional Information—Material Contracts" for further details on the loan amortization.
Emporiki Bank of Greece S.A.(7)	$85.8	$71.0	LIBOR + margin	Due June 2021

					Concerns a loan facility of up to $156.8 million advanced to the vessel owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semi-annual instalments of $4.25 million and a balloon payment of $71.8 million along with the final instalment.
Deutsche Bank(8)	$—	$180.0	LIBOR + margin	Due October 2018
					32 consecutive quarterly instalments each in the amount of $2.5 million and a final balloon payment of $100.0 million payable together with the last such instalment. The first installment is due on December 31, 2010.

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Interest Rate	Maturity	Details
Credit Suisse(9)	$190.5	$31.1	LIBOR + margin	Due December 2019
					28 consecutive quarterly instalments amounting to $3.99 million each, with the first instalment due March 31, 2013 and a final balloon instalment of $109.35 million which is due together with the 28th instalment.
Fortis Bank—Lloyds TSB—National Bank of Greece(10)	$—	$253.2	LIBOR + margin	Due July 2018	16 equal semi-annual instalments of $8.6 million, with the first instalment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.

(1)
As of December 31, 2008.

(2)
Our credit facility with RBS was, as of December 31, 2008 and as subsequently amended, collateralized by mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the HN N-219, the HN N-221, the HN N-222, the HN S-4005 the HN H1022A, the HN N-218, the HN S-458, the HN S-459, the HN S-460 and the HN S-461.

(3)
Our credit facility with HSH Nordbank AG was, as of December 31, 2008, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tiga (ex Maersk Derby).

(4)
Our KEXIM credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the CSCL Europe and the MSC Baltic (ex CSCL America).

(5)
Our KEXIM-FORTIS credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(6)
Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of December 31, 2008, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, Hanjin Montreal and MSC Eagle and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004. As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel HN S-4004 to be provided as security under the facility, (b) second priority mortgages on the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tinga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the MSC Baltic (ex CSCL America) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-Fortis credit facility.

(7)
Our Emporiki Bank of Greece credit facility was, as of December 31, 2008, collateralized by refund guarantees relating to vessels HN S4001 and HN S4002, which are currently under construction.

(8)
Our Deutsche Bank credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the Zim Rio Grande, the Zim Sao Paolo and Zim Kingston.

(9)
Our Credit Suisse credit facility was, as of December 31, 2008, collateralized by refund guarantees relating to vessels Zim Luanda, HN S4003 and HN N-214.

(10)
Our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore.

        During the first half of 2009, we have drawn additional debt of $181.2 million from our credit facilities with Emporiki Bank ($15.9 million), Credit Suisse ($61.8 million) and Deutsche Schiffsbank ($103.5 million). In addition, during the first half of 2009 we have repaid an aggregate principal amount of $16.1 million in accordance with the respective amortization schedules of our senior revolving credit facility with RBS, HSH term loan, KEXIM credit facility and KEXIM-Fortis credit facility.

        The weighted average interest rate margin over LIBOR on our credit facilities was 0.67% and 1.26% for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. The weighted average interest rate margin over LIBOR payable under our credit facilities is estimated to be approximately 1.74% per annum during periods covered by the waivers we obtained in 2009, as described below, and approximately 1.46% per annum after such waiver periods.

        As of December 31, 2008, we were not in compliance with collateral coverage ratios, corporate leverage ratios and net worth covenants, as applicable, contained in certain of our loan agreements governing $1.8 billion of our outstanding indebtedness as of December 31, 2008, as presented above, due to the severe drop in interest rates which resulted in negative valuations of our interest rate swaps accounted for as cash flow hedges, as well as the drop in our vessels' fair market values. As a result, we have entered into agreements which waive until January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which covenant compliance will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ended December 31, 2009)) all prior breaches of such covenants and any subsequent breaches of such covenants. Our lenders agreed not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of the December 31, 2008 and any subsequent breaches of the abovementioned covenants until January 31, 2010.

        Our credit facilities, as modified by the waivers and amendments entered into in 2009, contain financial and security covenants requiring us to:

  •
  maintain a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  ensure that the ratio of the aggregate market value of the vessels in our fleet securing the applicable loan to our outstanding indebtedness under such loan at all times exceeds (i) 145% under our KEXIM and KEXIM-Fortis credit facilities, (ii) 115% under our Emporiki Bank credit facility and (iii) 125% under our other credit facilities (reduced to 100% under our RBS credit facility during the waiver period as described below);

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total market value adjusted assets;

  •
  ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% (or 75% under one of our credit facilities) of the our total market value adjusted assets;

  •
  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        The waivers we have obtained with respect to the above (i) corporate leverage ratios cover the period to January 31, 2010 under each of our credit facilities other than under our KEXIM-Fortis credit facility, under which it has been waived for the year ended December 31, 2008 and compliance with the above covenant in respect of the year ending December 31, 2009 will be tested within 180 days following that date, our $60.0 million credit facility with HSH Nordbank AG and our KEXIM credit facility (for which there was no breach and, therefore, no waiver), (ii) minimum net worth covenants cover the period to January 31, 2010 under each of our credit facilities other than under our KEXIM-

Fortis credit facility, under which it is waived for the year ended December 31, 2008 and compliance of the above covenant in respect of the year ending December 31, 2009 will be tested within 180 days following that date, and our Deutsche Bank credit facility, KEXIM-Fortis credit facility, KEXIM credit facility and RBS credit facility (for which there was no breach and, therefore, no waiver) and (iii) collateral coverage clauses cover the period to January 31, 2010 under each of our credit facilities, other than with respect to our credit facility with RBS, under which the requirement is 100% through January 31, 2010 and 125% thereafter, and our $60.0 million credit facility with HSH Nordbank AG, our KEXIM-Fortis credit facility, KEXIM credit facility, Deutsche Bank credit facility, Emporiki Bank credit facility, Credit Suisse credit facility and Deutsche Schiffsbank credit facility (for which there was no breach and, therefore, no waiver).

        Our credit facilities also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a cross-default with respect to financial indebtedness or any adverse change in the financial position or prospects of the vessel-owning subsidiaries or the Company that creates a material risk to our ability to repay such indebtedness and, in some cases, certain changes in the charters for vessels mortgaged under the applicable credit facility. In addition, as described below, under the waiver agreements, our payment of any dividend is subject to the approval of certain of our lenders during periods covered by the waivers and is subject to restrictions on the amount of dividends that we may pay pursuant to terms of waivers from other lenders.

        Set forth below are details of the respective waivers agreed with our lenders in respect of breaches of the loan covenants contained in certain of our credit facilities and our guarantee facility with HSH Nordbank. For additional information relating to our credit facilities, please see "Item 10. Additional Information—Material Contracts" and Note 13 to our audited financial statements included in this annual report.

        The Royal Bank of Scotland Credit Facility. As of December 31, 2008, we were in breach of the collateral coverage ratio and corporate leverage ratio covenants contained in our $700.0 million senior revolving credit facility with The Royal Bank of Scotland. We have entered into an agreement waiving the breach of the corporate leverage ratio covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of December 31, 2008) in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility.

        Aegean Baltic Bank—HSH Nordbank—Piraeus Bank Credit Facility. As of December 31, 2008, we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants contained in our $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Such waiver has been provided by our lenders under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lenders pursuant to which we have agreed to amend the credit facility, including to add additional collateral and increase the interest rate margin by 1.8 percentage points per annum for the waiver period and increase the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan, as well as pay a one-time fee of $2.1 million. We have also agreed to use our best efforts to raise additional equity capital, with the participation of our largest stockholder in any such transaction. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility.

        HSH Nordbank Guarantee Facility (with Aegean Baltic Bank acting as agent). As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $148.0 million guarantee facility with HSH Nordbank, with Aegean Baltic Bank acting as agent. We have entered into an agreement, pursuant to the terms and conditions of a commitment letter, regarding the guarantee facility waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this facility.

        HSH Nordbank Credit Facility (with Aegean Baltic Bank acting as agent). As of December 31, 2008, we were in breach of the net worth covenant contained in our $60.0 million credit facility with HSH Nordbank, Dresdner Bank and Aegean Baltic Bank acting as agent, which had an outstanding balance of $41.0 million as of December 31, 2008. We have entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. Such waiver has been provided by our lender under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lender pursuant to which we have agreed to amend the credit facility to increase the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and increase the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as pay a one-time fee of 0.30 percentage points on the facility amount outstanding.

        KEXIM—Fortis Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Bank. We have entered into an agreement waiving compliance with such covenants for the year ended December 31, 2008 and providing that compliance with such covenants in respect of the year ended December 31, 2009 will be tested within 180 days following that date. In return, we paid our lenders under this credit facility a one-time fee of $360,000 and the interest rate margin was increased by 0.5 percentage points for the waiver period.

        Credit Suisse Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $180.0 million credit facility with Credit Suisse. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends in excess of $0.20 per share per annum (or $0.05 per share per quarter) without the consent of our lenders under this credit facility.

        Deutsche Bank Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio covenant contained in our $180.0 million credit facility with Deutsche Bank. We have entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. In return, we paid to the bank a one-time fee of 0.3% of the loan amount.

        Emporiki Bank Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio and minimum net worth covenants contained in our $156.8 million credit facility with Emporiki Bank. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter.

  New Credit Facility

        On February 2, 2009, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of up to $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2009 until the end of the first quarter of 2011, with the Zim Dalian having been delivered to us on March 31, 2009. As of June 30, 2009, $103.6 million was outstanding under this credit facility and $194.9 million of undrawn availability remained available to us for future borrowings.

        The interest rate on the credit facility is LIBOR plus margin. The credit facility will be repaid in 20 consecutive, semi-annual installments of $8.8 million, with the first installment due on December 30, 2011 and a final balloon payment of $122.8 million due along with the final installment.

        During the first quarter of 2009, we were in breach of the corporate leverage ratio and net worth covenants contained in this credit facility. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. During the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility.

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

Leasing Arrangements

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the MSC Baltic (ex CSCL America), the Bunga Raya Tiga (ex Maersk Derby) (ex P&O Nedlloyd Caracas), the Maersk Deva (ex Vancouver Express), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2008 were:

	Payments Due by Period
	Total	Less than 1 year (2009)	1-3 years (2010-2011)	3-5 years (2012-2013)	More than 5 years (After January 1, 2014)
	in thousands of Dollars
Long-term debt obligations(1)	$2,096,854	$42,219	$109,744	$469,914	$1,474,977
Interest on long-term debt obligations(1)	1,046,245	134,193	315,905	281,059	315,088
Payments to our manager(2)	18,729	18,729	—	—	—
Newbuilding contracts(3)	2,250,403	518,978	1,282,777	448,648	—

Total	$5,412,231	$714,119	$1,708,426	$1,199,621	$1,790,065

(1)
We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments give effect to our interest rate swap arrangements as of December 31, 2008, described above under "—Interest Rate Swaps" and the credit facility waivers and amendments entered into in 2009 and are based on an assumed LIBOR rate of 1.5% in 2009, 2.5% in 2010 and up to a maximum of 4.0% thereafter, with respect to the HSH Nordbank, Aegean Baltic—HSH Nordbank—Piraeus Bank, RBS, Emporiki Bank, Deutsche Bank, Credit Suisse and Fortis Bank—Lloyds TSB—National Bank of Greece credit facilities. On February 2, 2009, we entered into a credit facility of up to $298.5 million, of which $103.6 million was outstanding as of June 30, 2009. These amounts are not reflected in the above table. See "—Credit Facilities."

(2)
Under our management agreement with Danaos Shipping, effective January 1, 2009, the management fees were adjusted to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter. As of December 31, 2008, we had a fleet of 38 containerships, all of which were on time charters. Three newbuildings were delivered in the first half of 2009, all of which have time charter arrangements, increasing the size of our fleet, and expected deliveries of our contracted fleet will further increase the size of our fleet by four newbuildings in 2009 all of which have time charter arrangements. Further, in 2010, 2011 and 2012, our fleet is expected to increase by another twelve containerships (ten have time charter arrangements and two have bareboat charter arrangements), seven containerships (all of which have time charter arrangements) and five containerships (all of which have time charter arrangements), respectively. These fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and, effective January 1, 2009, $725,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2009, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(3)
Of the $2.25 billion set forth in the above table, $38.3 million and $38.3 million represent the balance of the purchase price for the Zim Dalian and Zim Luanda, respectively, which remained unpaid as of December 31, 2008. In the first quarter of 2009, the Zim Dalian was delivered to us and we paid the remaining aggregate purchase price for such vessel. In the second quarter of 2009, the Zim Luanda was delivered to us and we paid the remaining aggregate purchase price for such vessel.

Research and Development, Patents and Licenses

        We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

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

        The sharp decline in global economic activity in the second half of 2008 and in 2009 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies has decreased, with over 10% of the world containership fleet estimated to be out of service as of May 2009. Moreover, newbuilding containerships with an aggregate capacity of 6.31 million TEUs, representing approximately 53% of the world's fleet capacity as of December 31, 2008, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates. The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and, in turn, prevailing containership charter rates and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, which are generally significantly above currently prevailing charter rates, under the charters for our vessels.

        During the second quarter of 2009, world trade has, however, shown traces of stabilization. A number of vessels in the world containership fleet which were idle throughout the previous period began to be utilized pointing to such stabilization, which remains, however, to be tested over time.

        Absent significant unforeseen changes in supply of and demand for containerships, charter rates are expected to remain weak for the remainder of 2009. As of June 30, 2009, we did not have any containerships without charter arrangements or with charter arrangements expiring within 2009, resulting in a 100% contracted charter coverage for the remainder of 2009.

Off-Balance Sheet Arrangements

        We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please refer to Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this annual report.

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

        As of December 31, 2008, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter any vessels under multi-year, fixed rate period charters that range from one to twelve years for vessels in any current fleet and up to 18 years for any contracted vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, we used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

Recent Accounting Pronouncements

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurement ("Statement No. 157"). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position ("FSP No. 157-2") which delays the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("Statement No. 159"). This FSP defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of Statement No. 157 that were effective for us for the fiscal year beginning on January 1, 2008 did not have a material effect on our consolidated financial statements.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 did not have an effect on our consolidated financial statements.

        In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations ("Statement No. 141(R)"), which replaces FASB Statement No. 141. Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which corresponds to our fiscal year beginning January 1, 2009. We do not expect the adoption of Statement No. 141(R) to have an impact on our consolidated financial statements.

        In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 ("Statement No. 160"). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to our fiscal year beginning January 1, 2009. We do not expect the adoption of Statement No. 160 to have an impact on our consolidated financial statements.

        In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("Statement No. 161"). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the potential impact, if any, of the adoption of Statement No. 161 on our consolidated financial statements.

        In May 2009, the FASB issued Statement No. 165, Subsequent Events ("Statement No.165"). Statement No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. We do not expect the adoption of Statement No. 165 to have an impact on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of June 30, 2009, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	53	President and CEO and Class I Director
Iraklis Prokopakis	58	Senior Vice President, Treasurer and Chief Operating Officer and Class II Director
Dimitri J. Andritsoyiannis	44	Vice President and Chief Financial Officer and Class III Director
Evangelos Chatzis	36	Deputy Chief Financial Officer and Secretary
Andrew B. Fogarty	64	Class II Director
Miklós Konkoly-Thege	66	Class III Director
Myles R. Itkin	61	Class I Director
Robert A. Mundell	77	Class I Director

        The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2011 and the term of our Class III directors expires in 2010. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 26 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 31 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

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

        Evangelos Chatzis is our Deputy Chief Financial Officer and Secretary. Mr. Chatzis joined us in 2005 and has over 14 years of experience in corporate finance and the shipping industry. Prior to joining us, Mr. Chatzis was Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. Throughout his career he has developed considerable experience in operations, finance, treasury management, risk management and international business structuring. Mr. Chatzis holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping Trade & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 20 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

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

Compensation of Directors and Senior Management

        We did not pay our directors prior to our initial public offering. Beginning in the fiscal year ending December 31, 2006, non-executive directors received annual fees in the amount of $50,000, plus reimbursement for their out-of-pocket expenses. For the fiscal year ending December 31, 2006, these fees were paid pro rata for the period after our non-executive directors were first elected, which coincided with our becoming a public company in October 2006. As of January 1, 2008, the non-executive directors' annual fee was increased to $62,500, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under "—Equity Compensation Plan". We do not have service contracts with any of our directors, other than the employment agreements with our three directors who are also executive officers of our company, as described below under "—Employment Agreements."

        Prior to 2006, our chief executive officer, chief operating officer and chief financial officer did not receive any compensation from us. During the year ended December 31, 2007, we paid these executive officers an aggregate amount of $1.3 million and during the year ended December 31, 2008, we paid these executive officers an aggregate amount of $1.6 million. As of January 1, 2009, our deputy chief financial officer is directly employed and compensated by us. Pursuant to the employment agreements we have entered into with these officers as described below, from time to time we may pay any bonus component of their compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan." No equity awards had been granted to these officers as of June 30, 2009.

Employees

        We have four salaried employees. Approximately 962 officers and crew members served on board the vessels we own as of December 31, 2008, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2008 and June 30, 2009, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        During the year ended December 31, 2008, the board of directors held six meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member. Our board of directors has determined that each of Messrs. Fogarty, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met twice in 2008 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in the remainder of 2009 and in 2010. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

  •
  a Compensation Committee Charter; and

  •
  an Audit Committee Charter.

        These documents and other important information on our governance, including the board of director's Corporate Governance Guidelines, are posted on the Danaos Corporation website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Committees of the Board of Directors

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We comply fully with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies", however, as permitted for controlled companies, one member of each of the compensation committee and nominating and corporate governance committee of our board of directors is a non-independent director.

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2008, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2008, there were four meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Dimitri J. Andritsoyiannis, Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2008, there was one meeting of the nominating and corporate governance committee.

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

  Employment Agreement with Iraklis Prokopakis

        Our senior vice president, treasurer and chief operating officer, Iraklis Prokopakis, has entered into an employment agreement with us. The employment agreement provides that Mr. Prokopakis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Prokopakis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Prokopakis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

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

  Employment Agreement with Evangelos Chatzis

        Our deputy chief financial officer and secretary, Evangelos Chatzis, has entered into an employment agreement with us. The employment agreement provides that Mr. Chatzis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Chatzis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Chatzis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2014, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

        The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Chatzis without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Chatzis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Chatzis would be entitled to the greater of (a) €600,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

        The terms of the employment agreement also prohibit Mr. Chatzis from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment, and from being substantially involved in the management or operation of containerships of larger than 2,500 TEUs or drybulk carriers, if such business is one of our competitors, during the term of the agreement.

Equity Compensation Plan

        We have adopted an equity compensation plan, which we refer to as the Plan. The Plan is generally administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or to any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, including employees of our manager, and also provides the plan administrator with the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, will be determined by the plan administrator and set forth in a written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with FASB Statement No. 123(R), Share-Based Payment ("Statement No.123(R)").

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

        As of April 18, 2008, we established the Directors Share Payment Plan, which we refer to as the Directors Plan, under the Plan. The purpose of the Directors Plan is to provide a means of payment, under the Plan, of all or a portion of compensation payable to directors of the company in the form of our common stock. Each member of our Board of Directors may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive all or a portion of their compensation in common stock, which is credited to their respective share payment account on the last business day of each quarter. Following December 31st of each year, we will deliver to each director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Directors Plan is administered and otherwise subject to the terms and conditions, including limitations on the number of shares issued, under the Plan. Non-executive directors electing to receive common stock in lieu of cash compensation resulted in the right to receive 6,112 shares of common stock during 2008, which shares of common stock were distributed to non-executive directors in the first quarter of 2009 from shares held as treasury stock. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions.

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $7.0 million in 2008, $5.7 million in 2007 and $4.6 million in 2006. The related expenses are shown under "General and administrative expenses" on the statement of income. We pay monthly advances in regard to these management fees. These prepaid management fees are presented in our balance sheet under "Due from related parties" and totaled $7.1 million and $4.6 million as of December 31, 2008 and 2007, respectively.

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

  Compensation of Our Manager

        During the initial term of the management agreement, for providing its commercial, chartering and administrative services our manager received a fee of $500 per day and for its technical management of our ships, our manager received a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, each pro rated for the number of calendar days we own each vessel. These fees are now adjusted annually by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We also paid our manager a flat fee of $400,000 per newbuilding vessel, which we capitalized, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff. On February 12, 2009, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

  Term and Termination Rights

        The initial term of the management agreement expired on December 31, 2008. The management agreement now automatically renews for one-year periods and will be extended, unless we give 12-months' written notice of non-renewal and subject to the termination rights described below, in additional one-year increments until December 31, 2020, at which point the agreement will expire.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2008, 2007 and 2006, we paid premiums of $4.1 million, $2.8 million and $3.4 million, respectively, to The Swedish Club under these insurance policies.

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

  Seasonal Maritime Corporation

        Seasonal Maritime Corporation, an entity wholly-owned by our Chief Executive Officer, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. The interest rate for this loan was LIBOR plus 1.0%, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, we repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel.

        We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bore interest at a rate of LIBOR plus 1.0% and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing August 14, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under our credit facility with Aegean Baltic-HSH Nordbank—Piraeus Bank.

        We borrowed an additional aggregate amount of $25.0 million under an unsecured loan agreement, dated September 25, 2006, with Seasonal Maritime Corporation, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. This loan bore interest at a rate of LIBOR plus 1.0% and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $37,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing September 25, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under credit facilities with The Royal Bank of Scotland and Aegean Baltic-HSH Nordbank—Piraeus Bank.

        We believe the fees and interest paid under these loan agreements were no less favorable than those we could have obtained in arm's-length negotiations with an unrelated third party.

  Det Norske Veritas

        Until May 2006, Mr. Miklós Konkoly-Thege, a member of our Board of Directors, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to us. During the years ended December 31, 2008, 2007 and 2006, we paid $0.9 million, $0.7 million and $0.6 million, respectively, to Det Norske Veritas for these services.

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of June 15, 2009 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of June 15, 2009 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,550,598 shares of common stock outstanding as of June 15, 2009. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Officers and Directors:
John Coustas(1)	43,687,195	80.1%
Iraklis Prokopakis	355,075	*
Dimitri J. Andritsoyiannis	113,608	*
Evangelos Chatzis	—	—
Andrew B. Fogarty	83,000	*
Myles R. Itkin	—	—
Miklós Konkoly-Thege	10,075	*
Robert A. Mundell	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	43,687,195	80.1%
All executive officers and directors as a group (8 persons)	44,248,953	81.1%

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

        In October 2006, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Accordingly, certain of our principal stockholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other stockholders. As of June 15, 2009, we had approximately nine stockholders of record. Seven of these stockholders were located in the United States and held an aggregate 10,863,403 shares of common stock representing approximately 19.9% of our outstanding shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 10,854,653 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 478,758 shares beneficially owned by our officers and directors resident outside the United States and 83,000 shares beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80.1% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions.

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

        In the more than seven years since the detention of the Henry (ex APL Guatemala), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager began preparation of a proactive management program designed to prevent future non-compliance.

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

        Dividend Policy.    Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. Declaration and payment of any future dividend is subject to the discretion of our board of directors. In addition, under the waiver agreements we entered into with certain of our lenders in 2009, our payment of any dividend is subject to the approval of certain our lenders during periods covered by the waivers and is subject to caps on the dividends that we may pay pursuant to terms of waivers from other lenders. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to dividend payments, if any.

        After our initial public offering, we paid regular quarterly dividends from February 2007 to November 19, 2008. We paid no dividends in 2006 and, prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

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

		High	Low
2006	(Annual)(1)	$24.10	$19.61
2007	(Annual)	$40.26	$21.55
	First Quarter	26.95	21.55
	Second Quarter	33.55	26.11
	Third Quarter	40.26	29.02
	Fourth Quarter	37.50	26.35
2008	(Annual)	$29.96	$3.18
	First Quarter	29.96	23.23
	Second Quarter	27.18	21.98
	Third Quarter	24.94	14.84
	Fourth Quarter	14.05	3.18
	October	14.05	6.80
	November	9.10	3.18
	December	6.76	4.81

		High	Low
2009	First Quarter	$10.16	$3.07
	January	10.16	7.05
	February	7.41	4.07
	March	4.47	3.07
	Second Quarter	$5.00	$2.91
	April	5.00	3.35
	May	4.66	3.67
	June	4.43	2.91

(1)
For the period from October 6, 2006, the date on which our common stock began trading on the NYSE, until the end of the period.

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2008 and June 30, 2009, 54,542,500 shares and 54,550,598, respectively, were issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2008 and June 30, 2009, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

        There were 500 shares of common stock outstanding on October 7, 2005, the date our company was domesticated in the Republic of The Marshall Islands. On September 18, 2006 we effected an 88,615-for-1 stock split. On October 6, 2006, we completed our initial public offering and listing of the common stock on the New York Stock Exchange. In this respect 10,250,000 shares of common stock, with par value of $0.01 per share, were issued.

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

        We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which is an exhibit to this annual report.

  Detachment of the Rights

        The rights are attached to all shares of our outstanding common stock and will attach to all common stock that we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

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

  (a)
  Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation. On February 12, 2009, the Company signed an Addendum to the Management Agreement amending the management fees, effective January 1, 2009. For a description of the Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation, as well as the Addendum to the Management Agreement, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

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

  (d)
  Credit Facilities.

  HSH Nordbank Credit Facility

        On December 17, 2002, we, as guarantor, and certain of our vessel owning subsidiaries, as borrowers, entered into a $60.0 million credit facility with HSH Nordbank AG, Dresdner Bank and Aegean Baltic Bank acting as agent, which we refer to as the HSH Nordbank credit facility, with a term of 10 years to finance a portion of the purchase price of the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tinga (ex Maersk Derby). As of June 30, 2009, $39.0 million was outstanding under this credit facility.

        The interest rate on the HSH Nordbank credit facility is LIBOR plus a margin. Beginning on June 11, 2004, we began repaying the principal amount of this loan, which is payable in 40 consecutive quarterly installments of $1.0 million together with a balloon payment of $20.0 million payable with the final installment.

        As of December 31, 2008, we were in breach of the net worth covenant under this credit facility. We have entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. Such waiver has been provided by our lender under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lender pursuant to which we have agreed to amend the credit facility to increase the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and increase the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as pay a one-time fee of 0.30 percentage points on the facility amount outstanding.

  KEXIM Credit Facility

        On May 13, 2003, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $124.4 million credit facility with the Export-Import Bank of Korea, which we refer to as our KEXIM credit facility, for a term of 12 years to finance a portion of the purchase price of the CSCL Europe and the MSC Baltic (ex CSCL America). As of June 30, 2009, $75.6 million was outstanding under this credit facility.

        Interest on borrowings under the KEXIM credit facility accrues at a fixed rate. Beginning on December 15, 2004, we began repaying the principal amount of this loan in 48 consecutive quarterly installments of $2.6 million (except for the first installment of $1.5 million) plus installments of $1.3 million, $1.0 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

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

  KEXIM-Fortis Credit Facility

        On January 29, 2004, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Capital, which we refer to as the KEXIM-Fortis credit facility, repayable over 12 years commencing with the delivery of the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As of June 30, 2009, $118.7 million was outstanding under this credit facility and there were no undrawn funds available.

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

        Interest on borrowings under Tranche A of the KEXIM-Fortis credit facility accrues at a fixed interest rate. Interest on borrowings under Tranche B of the KEXIM-Fortis credit facility accrues at LIBOR plus margin.

        As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenant under the credit facility. We have entered into an agreement waiving compliance with such covenants in respect of the year ended December 31, 2008 and providing compliance with such covenants in respect of the year ended December 31, 2009 will be tested within 180 days following that date. In addition, we paid to our lenders under this credit facility a one-time of $360,000 and the interest rate margin was increased by 0.5 percentage points for the waiver period.

  Aegean Baltic—HSH Nordbank—Piraeus Bank Credit Facility

        On November 14, 2006, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million revolving and term loan credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank, which we refer to as the Aegean Baltic—HSH Nordbank—Piraeus credit facility. The credit facility is for a committed amount of $700.0 million and is collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the Hyundai Commodore (ex MOL Affinity), the Hyundai Duke, the CMA CGM Vanille, the MSC Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the

Hyundai Sprinter, the Hanjin Montreal and the MSC Eagle. The interest rate on the Aegean Baltic—HSH Nordbank—Piraeus credit facility is LIBOR plus margin. The loan is repayable in up to 20 consecutive quarterly installments beginning in 2012 and a balloon payment, if applicable, together with the last payment due in November 2016. Specifically, the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).

        As of July 10, 2009, we agreed to amend the facility as follows:

  i.
  Additional Collateral:

  (a)
  Newbuilding vessel HN S-4004 to be provided as security under the facility.

  (b)
  Second priority mortgages on the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tinga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank AG.

  (c)
  Second priority mortgages on the CSCL Europe and the MSC Baltic (ex CSCL America) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by KEXIM-Fortis credit facility.

  ii.
  Prepayment & Commitment Reduction:

    The Net Operating Income (i.e. income less operating expenses for the mortgaged vessels and interest due under the facility taking into account the weighted average interest rate fixed through swaps rate) generated by the mortgaged vessels under the facility (first mortgages only) to be transferred on a monthly basis to an interest bearing pledged account towards prepayment of the facility and simultaneous reduction of the respective total commitments by $5.0 million payable on July 31, 2009, October 31, 2009 and January 31, 2010, plus any additional amounts from funds in such pledged account on January 31, 2010, as the lenders under this credit facility determine. The subsequent amortization schedule will follow the premise described above, with any amortization payments and reduction amounts due during the period from April 30, 2010 until the commencement of the repayment schedule described above to be determined by the lenders under this credit facility.

        As of June 30, 2009, $675.0 million was outstanding under the Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility and $25.0 million of undrawn availability remained available to us for future borrowings.

        As of December 31, 2008, we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants contained in this credit facility. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Such waiver has been provided by our lenders under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lenders pursuant to which we have agreed to amend the credit facility, including to add additional collateral and increase the interest rate margin by 1.8 percentage points per annum for the waiver period and increase the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan and pay a one-time fee of $2.1 million. We have also agreed to use our best efforts to raise additional equity capital, with the participation of our largest stockholder in any such transaction. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility.

  Royal Bank of Scotland Credit Facility

        On February 20, 2007, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million senior revolving credit facility with The Royal Bank of Scotland, which we refer to as the RBS credit facility. As of December 31, 2008, the utilized portion of this facility was $675.7 million, with the remaining $21.0 million committed, available for future drawings. The drawn amount consists of $640.4 million in drawn funds and $35.25 million in the form of a payment guarantee issued in favor of Shanghai Jiangnan Changxing Heavy Industry Company Limited, guaranteeing part of the payments under the shipbuilding contract for HN H1022A. This guarantee is partly cash collateralised by $7.05 million or 20% of the guaranteed amount, which is in a restricted account with RBS.

        The $640.45 million outstanding loan balance and $35.25 million payment guarantee consist of the following:

  a.
  $38 million collateralized by the Hyundai Federal (ex APL Confidence), repayable in two semi-annual instalments of $16.7 million each, the first instalment being payable on August 20, 2012, together with a balloon of $4.6 million payable together with the last instalment on February 20, 2013.

  b.
  $27.9 million collateralized by the Hyundai Bridge from a total of $29.0 million, repayable in twenty semi-annual instalments of $1.1 million each, the first instalment was paid on October 17, 2008, together with a balloon of $7.0 million payable together with the last instalment.

  c.
  $27.9 million collateralized by the Hyundai Progress from a total of $29.0 million, repayable in twenty semi-annual instalments of $1.1 million each, the first instalment was paid on October 17, 2008, together with a balloon of $7.0 million payable together with the last instalment.

  d.
  $27.9 million collateralized by the Hyundai Highway from a total of $29.0 million, repayable in twenty semi-annual instalments of $1.1 million each, the first instalment was paid on October 17, 2008, together with a balloon of $7.0 million payable together with the last instalment.

  e.
  $282 million originally collateralized by the YM Colombo, YM Singapore, YM Seattle and YM Vancouver. The amortization was as follows:

  i.
  $69 million collateralized by the YM Colombo, repayable in ten semi-annual instalments of $4.6 million each, the first instalment being payable on October 31, 2012, together with a balloon of $23 million payable together with the last instalment.

  ii.
  $69 million collateralized by the Norasia Atria, repayable in ten semi-annual instalments of $4.6 million each, the first instalment being payable on April 30, 2013, together with a balloon of $23 million payable together with the last instalment.

  iii.
  $72 million collateralized by the YM Seattle, repayable in ten semi-annual instalments of $4 million each, the first instalment being payable on April 30, 2013, together with a balloon of $32 million payable together with the last instalment.

  iv.
  $72 million collateralized by the YM Vancouver, repayable in ten semi-annual instalments of $4 million each, the first instalment being payable on April 30, 2013, together with a balloon of $32 million payable together with the last instalment.

    On July 29, 2008, the amount of $282 million was refinanced and it was placed on a restricted cash deposit account designated for the progress payments of the following newbuildings:

    i.
    $62 million collateralized by the ZIM Monaco,

    ii.
    $45 million collateralized by the HN N-219.

    iii.
    $85 million collateralized by the HN S-4005.

    iv.
    $45 million collateralized by the HN N-221.

    v.
    $45 million collateralized by the HN N-222.

    For each newbuilding vessel, during the pre-delivery period, cash representing 80% of the yard installments is being released to the company from the restricted cash account. The balance is being released at the delivery of the vessels. The amortization has remained the same as it was prior to the refinancing, i.e. as described above for vessels YM Colombo, YM Singapore, YM Seattle and YM Vancouver.

  f.
  $38.75 million collateralized by the HN H1022A for a $95 million financing, out of which $19.95 million remain with the bank in a restricted cash account, to be released when installments become payable on an 80% pro-rata basis. In addition to the drawn amount, the Bank has issued a performance guarantee for $35.25 million partially secured by cash of $7.05 million, representing 20% of the guaranteed amount. When the guaranteed yard installments become payable the guarantee will be converted into drawn funds and the restricted cash will be released accordingly. The company has also placed a further $10.75 million in a restricted cash account as part of the equity contribution required for this vessel which will be released as relevant installments become payable. Post-delivery amortization will be done on the basis of a 5 year grace period from delivery of the vessel. Based on the expected delivery, the first installment of $5.275 million is expected to be payable on March 10, 2017, followed by a further nine equal semi-annual installments and a balloon of $42.25 million payable together with the tenth installment on September 10, 2021.

  g.
  $78.36 million collateralized by the HN N-218 and HN S461I ($22.32 million for HN N-218 and $56.04 million for HN S461) for a $198 million financing designated for the financing of the two newbuildings ($80 million financing for HN N-218 and $118 million financing for HN S461), out of which $16.04 million remain with the bank in a restricted cash account, to be released during the progress payments of the vessels. The remaining financing amount of $119.64 million has been currently drawn as 80% pre-delivery refund guarantee financing of three newbuildings the HN S458, the HN S459 and the HN S460 (at $39.88 million each) which will be refinanced through other facilities. The refinancing proceeds will be utilized towards the remaining financing of the two newbuildings ($57.68 million for HN N-218 and $61.96 million for HN S461). Following delivery of HN N-218 and HN S461, amortization will be as follows:

  i.
  HN N-218: 5 years grace period from delivery of the vessel. Based on the expected delivery, the first installment of $4.445 million is expected to be payable on April 25, 2016, followed by a further nine equal semi-annual installments and a balloon of $35.55 million payable together with the tenth installment on October 25, 2020.

  ii.
  HN S461: 5 years grace period from delivery of the vessel. Based on the expected delivery, the first installment of $6.555 is expected to be payable on June 13, 2016, followed by a further nine equal semi-annual installments and a balloon of $52.45 payable together with the tenth installment on December 13, 2020.

        As of June 30, 2009, $672.4 million was the utilized portion under the RBS credit facility and $21.0 million of undrawn availability remained available to us for future borrowings.

        As of December 31, 2008, we were in breach of the collateral coverage ratio and corporate leverage ratio under this credit facility. We have entered into an agreement waiving the breach of the corporate leverage ratio covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we are in compliance) in respect of the period ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $0.1 million. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility.

  Emporiki Bank of Greece S.A Credit Facility

        On February 15, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and Hull No S4002. As of June 30, 2009, $86.9 million was outstanding under this credit facility and $69.9 million of undrawn availability remained available to us for future borrowings.

        The interest rate on the Emporiki Bank of Greece S.A credit facility is LIBOR plus margin. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment. The first installment will be payable on the earlier date of the date falling 30 months from the delivery date of the second vessel mortgaged there under and December 31, 2011.

        As of December 31, 2008, we were in breach of the corporate leverage ratio and minimum net worth covenants under this credit facility. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and by 0.65 percentage points per annum for the period thereafter.

  Fortis Bank Credit Facility

        On July 29, 2008, we entered into a new credit facility of $253.2 million with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which we then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc., and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of our subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that our subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from us to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares. As of June 30, 2009, $253.2 million was outstanding under this credit facility.

        The interest rate on the Fortis Bank credit facility is LIBOR plus margin. The Fortis Bank credit facility will be repaid in 16 consecutive semi annual installments of $8.6 million, with the first such installment being payable on July 29, 2010 and a final balloon payment of $115.2 million payable on the final repayment date, July 29, 2018.

  Credit Suisse Credit Facility

        On May 9, 2008, we entered into a credit facility with Credit Suisse for an amount equal to $221.1 million to finance new vessels, a 4,250 TEU containership, the Zim Luanda, a 6,500 TEU containership, the HN S4003, and a 6,500 TEU containership, the HN N-214. As of June 30, 2009, $93.4 million was outstanding under this credit facility and $128.2 million of undrawn availability remained available to us for future borrowings.

        The interest rate on the Credit Suisse facility is LIBOR plus margin. The credit facility will be repaid in 28 consecutive quarterly installments of $3.99 million with the first installment due on the earlier of (i) 39 months after delivery of the last vessel and (ii) March 31, 2013 and a final balloon payment of $109.35 million along with the final installment.

        As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in this credit facility. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010.

  Deutsche Bank Credit Facility

        On May 30, 2008, we entered into a credit facility with Deutsche Bank for up to $180.0 million in relation to the acquisition of three 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston. As of June 30, 2009, $180.0 million was outstanding under this credit facility.

        The interest rate on the Deutsche Bank facility is LIBOR plus margin. The credit facility will be repaid in 32 consecutive quarterly installments of $2.5 million, with the first installment due on December 31, 2010 and a final balloon payment of $100.0 million due along with the final installment.

        As of December 31, 2008, we were in breach of the corporate leverage ratio contained in this credit facility. We have entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. In addition, we paid to the bank a one-time fee of 0.3% on the loan amount.

  Deutsche Schiffsbank Credit Facility

        On February 2, 2009, the Company, as borrower, and certain of its vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2010 until the end of the first quarter of 2011, with the Zim Dalian having been delivered to us on March 31, 2009. As of June 30, 2009, $103.6 million was outstanding under this credit facility and $194.9 million of undrawn availability remained available to us for future borrowings.

        The interest rate on the credit facility is LIBOR plus margin. The credit facility will be repaid in 20 equal, consecutive, semi-annual installments of $8.8 million, with the first installment due on December 30, 2011 and a final balloon payment of $122.8 million due along with the final installment.

        During the first quarter of 2009, we were in breach of the corporate leverage ratio and net worth covenants in relation to the above credit facility. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010.

  Seasonal Maritime Corporation Credit Facilities

        We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bore interest at a rate of LIBOR plus 1.00 percentage points and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing August 14, 2006.

        We borrowed an additional aggregate amount of $25.0 million under an unsecured loan agreement, dated September 25, 2006, with Seasonal Maritime Corporation, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. This loan bore interest at a rate of LIBOR plus 1.00 percentage points and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $37,500 was paid upon execution of the loan agreement and a commitment fee of 0.30 percentage points per annum was payable quarterly on any undrawn amount, commencing September 25, 2006.

        We believe the fees and interest payable under these loan agreements were no less favorable than those we could obtain in arm's-length negotiations with an unrelated third party. We repaid the entire amount outstanding under these loans on December 28, 2006, with borrowings made under our RBS and Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility.

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

Tax Considerations

  Marshall Islands Tax Considerations

        We are a Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders will not be subject to Marshall Islands taxation or withholding on dividends and other distributions, including upon a return of capital, we make to our stockholders. In addition, our stockholders, who do not reside in, maintain offices in or engage in business in the Marshall Islands, will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and such stockholders will not be required by the Republic of The Marshall Islands to file a tax return relating to the common stock.

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

        In the absence of exemption from tax under Section 883 of the Code, our gross United States-source shipping income and that of our vessel-owning or vessel-operating subsidiaries, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

          Exemption of Operating Income from United States Federal Income Taxation

        Other than with respect to four of our vessel-owning subsidiaries which are discussed in greater detail below, under Section 883 of the Code, we and our vessel-owning or vessel-operating subsidiaries will be exempt from United States federal income taxation on United States-source shipping income if:

  (1)
  we and such subsidiaries are organized in foreign countries (our "countries of organization") that grant an "equivalent exemption" to corporations organized in the United States; and

  (2)
  either

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

        We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Singapore, an exchange of notes between the United States and Singapore, 1990-2 C.B. 323, (each an "Exchange of Notes") that the Marshall Islands, Liberia, Cyprus and Singapore, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries other than four vessel-owning subsidiaries discussed below will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we currently satisfy the 50% Ownership Test, we expect that, if the 883 Trust were to come to own 50% or less of our shares, it may be difficult for us to satisfy the 50% Ownership Test due to the public trading of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2008, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is our sole class of stock we satisfied the listing requirement for 2008 and expect to continue to satisfy this requirement for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2008 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2008 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        More than 50% of our shares of common stock are currently owned by 5% stockholders. Thus, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

        Approximately 80.1% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. As to the four vessel-owning subsidiaries referred to above, we believe that their qualification for the benefits of Section 883 for any taxable year will depend upon whether preferred shares issued by such subsidiaries, as to which we are not the direct or indirect shareholder of record, are owned, directly or under applicable ownership attribution rules, by "qualified shareholders" who comply with specified ownership certification procedures. There can be no assurance that such preferred shares will be treated as so owned with respect to any taxable year.

        Accordingly, there can be no assurance that we or any of our vessel-owning or vessel-operating subsidiaries will qualify for the benefits of Section 883 for any taxable year.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2008. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit recently held in Tidewater Inc. and Subsidiaries; Tidewater Foreign Sales Corporation,

No. 08-30268 (5th Cir., April 13, 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. Consequently, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with this opinion. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        In connection with certain of our credit facilities under which we pay a floating rate of interest, we entered into interest rate swap agreements designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (Statement No. 133) in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

        Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2008 and 2007 (in thousands).

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2008	Fair Value December 31, 2007
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(25,181)	$(2,702)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(27,438)	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(13,451)	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(13,546)	$(2,414)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(13,093)	$(1,996)
HSH Nordbank	12/06/2006	12/8/2006	12/8/2009	$200,000	4.739% p.a.	USD LIBOR 3M BBA	$(6,474)	$(3,388)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(48,115)	$(3,149)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(35,220)	$(8,440)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(25,853)	$(3,363)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(54,131)	$(12,911)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(26,067)	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(11,564)	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(11,801)	$(864)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(20,611)	$825
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$(9,565)	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(32,319)	$(3,854)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(29,338)	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(11,123)	$(281)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(12,985)	$—
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(19,168)	$—
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(15,842)	$—

Total fair value							$(462,885)	$(54,886)

        Statement No. 133 as amended by FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FAS 133," (Statement No. 137) and FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (Statement No. 138) which has been effective for us since January 1, 2001, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

  Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. We consider our strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2008 and 2007 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2008	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$3,289	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$3,402	$(244)

Total fair value							$6,691	$(421)

        The total fair value change of the interest rate swaps for the period from January 1, 2008 until December 31, 2008, amounted to $7.1 million, and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The related asset of $6.7 million is shown under "Other non-current assets" in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2008 until December 31, 2008, amounted to $6.0 million and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The net ineffectiveness for December 31, 2008, amounted to $1.1 million and is shown in the Statement of Income in Gain/(loss) on fair value of derivatives".

  Cash Flow Interest Rate Swap Hedges

        We, according to our long-term strategic plan to maintain relative stability in our interest rate exposure, have decided to swap part of our interest expenses from floating to fixed. To this effect, we have entered into 21 interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month U.S. Dollar LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The total fair value change of the interest rate swaps for the year ended December 31, 2008 amounted to $408.0 million and is included in Other Comprehensive Income. There was no ineffective portion for the period of the hedge.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2008, a one-percentage point increase or decrease in interest rates on floating rate debt outstanding at December 31, 2008 would result in a decrease of interest expense by approximately $0.6 million and an increase of interest expense by approximately $0.6 million, respectively, on an annualized basis. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2008 we incurred approximately 55.8% of our expenses in currencies other than U.S. dollars. As of December 31, 2008, approximately 34.3% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than as described below with respect to expected inflows in connection with the leasing transactions with respect to vessels in our fleet and we do not use financial instruments for trading or other speculative purposes.

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

        Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in "Other Income (Expenses) net". As of December 31, 2008 and the date of this annual report, we had no outstanding foreign currency contracts.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2008. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2008.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2008, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

  Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2008, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2008.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2008, 2007 and 2006.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2008 and 2007 and breaks down these amounts by the category of service.

	2008	2007
	(in thousands of dollars)
Audit fees	$793.1	$719.2
Audit-related fees	—	103.0
Tax fees	—	5.2

Total fees	$793.1	$827.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

        Audit-related fees for 2007 include audit-related fees in connection with the Registration Statement on Form F-3 (Reg. No. 333-147099), which we filed with the SEC in the fourth quarter of 2007. PricewaterhouseCoopers S.A. did not provide any services that would be classified in this category in 2008.

Tax Fees

        The tax fees in 2007 include the aggregate fees billed for certain tax related consultations and other work which are not reported under audit services, including the submission of zero tax returns in Singapore in relation to certain of our vessels owned by Singapore incorporated vessel holding companies. PricewaterhouseCoopers S.A. did not provide any services that would be classified in this category in 2008.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2008 or 2007.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)
December 2 to December 19, 2008	15,000	$5.90	15,000	985,000

        On November 25, 2008, we publicly announced that our Board of Directors had approved a share repurchase program and authorized the officers of the company to repurchase, from time to time, up to 1,000,000 shares of our common stock.

Item 16G.    Corporate Governance

        As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are permitted to follow certain corporate governance rules of our home country in lieu of the rules of the New York Stock Exchange, which we refer to as the "NYSE Rules". We are also a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. We comply fully with the NYSE Rules applicable to both U.S. and foreign private issuers that are "controlled companies", however, as permitted for controlled companies, non-independent directors, which are members of our management who also serve on our board of directors, serve on the compensation and the nominating and corporate governance committees of our board of directors.

 PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-44 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Amended and Restated Bylaws*
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation*
4.1.1	Addendum to Amended and Restated Management Agreement, dated February 12, 2009 between Danaos Shipping Company Limited and Danaos Corporation
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1) *
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas*
4.4	Stockholder Rights Agreement*
4.5	2006 Equity Compensation Plan*
4.5.1	Directors' Share Payment Plan
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG*
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea*
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp.*
4.9	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation*
4.10	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation*
4.11	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG**
4.12	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland**
4.13	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A.***
4.14	Loan Agreement, dated May 9, 2008, with Credit Suisse
4.15	Loan Agreement, dated May 30, 2008, with Deutsche Bank
4.16	Loan Agreement, dated July 29, 2008, with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece

Number	Description
4.17	Loan Agreement, dated February 2, 2009, with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank
4.18	Supplemental Letter, dated June 26, 2009, with The Royal Bank of Scotland plc in respect of Loan Agreement, dated February 20, 2007
8	Subsidiaries
11.1	Code of Business Conduct and Ethics**
11.2	Code of Conduct**
11.3	Code of Ethics**
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
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
15	Consent of Independent Registered Public Accounting Firm

*
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and filed with the SEC on May 30, 2007.

***
Previously filed as an exhibit to the Company's Annual Report on Form 20-F/A for the year ended December 31, 2007 and filed with the SEC on April 7, 2008.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ DIMITRI J. ANDRITSOYIANNIS
Name:	Dimitri J. Andritsoyiannis
Title:	Vice President and Chief Financial Officer

        Date: July 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting", appearing in Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens
July 13, 2009

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share and per share amounts)

		As of December 31,
	Notes	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$120,720	$63,495
Restricted cash, current portion	3	104,401	5,229
Accounts receivable, net		1,119	4,321
Inventories		8,070	5,761
Prepaid expenses		999	886
Due from related parties	14	7,118	4,595
Other current assets	7	7,767	7,751

Total current assets		250,194	92,038

Fixed assets, net	4	1,339,645	1,182,505
Advances for vessels under construction	5	1,067,825	745,534
Restricted cash, net of current portion	3	147,141	40,950
Deferred charges, net	6	16,098	10,431
Other non-current assets	16b,8	7,561	333

Total non-current assets		2,578,270	1,979,753

Total assets		$2,828,464	$2,071,791

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$13,902	$11,571
Accrued liabilities	10	11,429	5,816
Current portion of long-term debt	13	42,219	25,619
Unearned revenue		6,448	6,705
Other current liabilities	11	48,217	1,402

Total current liabilities		122,215	51,113

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	2,065,459	1,330,927
Unearned revenue, net of current portion		6,112	8,310
Other long-term liabilities	11,16a	415,644	56,537

Total long-term liabilities		2,487,215	1,395,774

Total liabilities		2,609,430	1,446,887

Commitments and Contingencies	19	—	—
STOCKHOLDERS' EQUITY
Common stock (par value $0.01, 200,000,000 common shares authorized and 54,557,500 issued as of December 31, 2008 and 2007. 54,542,500 and 54,557,500 shares outstanding as of December 31, 2008 and 2007)	22	546	546
Additional paid-in capital		288,615	288,530
Treasury stock	22	(88)	—
Accumulated other comprehensive loss	16a,16c	(474,514)	(54,886)
Retained earnings		404,475	390,714

Total stockholders' equity		219,034	624,904

Total liabilities and stockholders' equity		$2,828,464	$2,071,791

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2008	2007	2006
OPERATING REVENUES	18	$298,905	$258,845	$205,177
OPERATING EXPENSES:
Voyage expenses		(7,476)	(7,498)	(5,423)
Vessel operating expenses		(89,246)	(65,676)	(52,991)
Depreciation	4	(51,025)	(40,622)	(27,304)
Amortization of deferred drydocking and special survey costs	6	(7,301)	(6,113)	(4,127)
Bad debt expense		(181)	(1)	(145)
General and administrative expenses		(11,617)	(9,955)	(6,413)
Gain/(loss) on sale of vessels	20	16,901	(286)	—

Income from operations		148,960	128,694	108,774

OTHER INCOME (EXPENSES):
Interest income		6,544	4,861	3,605
Interest expense		(37,734)	(21,929)	(24,465)
Other finance (expenses)/income, net		(2,047)	(2,779)	2,049
Other (expenses)/income, net	24	(1,060)	14,560	(18,476)
Gain/(loss) on fair value of derivatives		2,397	(309)	(6,068)

Total Other Expenses, net		(31,900)	(5,596)	(43,355)

Net income from continuing operations		$117,060	$123,098	$65,419

Net (loss)/income from discontinued operations	25	$(1,822)	$92,166	$35,663

Net Income		$115,238	$215,264	$101,082

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$2.15	$2.26	$1.40

Basic and diluted net (loss)/income per share (from discontinued operations)		$(0.04)	$1.69	$0.76

Basic and diluted net income per share (from total operations)		$2.11	$3.95	$2.16

Basic and diluted weighted average number of shares		54,557,134	54,557,500	46,750,651

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars, except number of shares)

		Common Stock		Treasury Stock
							Accumulated other comprehensive income/(loss)
	Comprehensive Income/(loss)	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital		Retained earnings	Total
As of January 1, 2006	$122,850	44,308	$443	—	$—	$90,529	$—	$171,753	$262,725
Comprehensive income:
Net income	101,082	—	—	—	—	—	—	101,082	101,082
Change in fair value of financial instruments	3,941	—	—	—	—	—	3,941	—	3,941
Issuance of common stock	—	10,250	103	—	—	198,001	—	—	198,104

As of December 31, 2006	$105,023	54,558	$546	—	—	$288,530	$3,941	$272,835	$565,852

Comprehensive income:
Net income	215,264	—	—	—	—	—	—	215,264	215,264
Change in fair value of financial instruments	(60,148)	—	—	—	—	—	(60,148)	—	(60,148)
Reclassification to earnings	1,321	—	—	—	—	—	1,321	—	1,321
Dividends ($1.78 per share)	—	—	—	—	—	—	—	(97,385)	(97,385)

As of December 31, 2007	$156,437	54,558	$546	—	—	$288,530	$(54,886)	$390,714	$624,904

Comprehensive income/(loss):
Net income	115,238	—	—	—	—	—	—	115,238	115,238
Change in fair value of financial instruments	(411,793)	—	—	—	—	—	(411,793)	—	(411,793)
Realized losses on cash flow hedges amortized over the life of the newbuildings	(11,635)	—	—	—	—	—	(11,635)	—	(11,635)
Reclassification to earnings	3,800	—	—	—	—	—	3,800	—	3,800
Stock compensation	—	—	—	—	—	85	—	—	85
Treasury stock purchased	—	(15)	—	15	(88)	—	—	—	(88)
Dividends ($1.86 per share)	—	—	—	—	—	—	—	(101,477)	(101,477)

As of December 31, 2008	$(304,390)	54,543	$546	15	$(88)	$288,615	$(474,514)	$404,475	$219,034

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2008	2007	2006
Cash Flows from operating activities:
Net income	$115,238	$215,264	$101,082
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	51,025	41,093	31,111
Amortization of deferred drydocking and special survey costs	7,301	6,216	5,425
Written off amount of drydocking and special survey costs	181	337	385
Written off amount of finance costs	128	284	396
Amortization of finance costs	220	164	135
Payments for drydocking and special survey costs	(10,625)	(7,592)	(8,037)
Gain on sale of vessels	(16,901)	(88,349)	(14,954)
Stock based compensation	85	—	—
Change in fair value of derivative instruments	(15,332)	193	5,733
(Increase)/decrease in:
Accounts receivable	3,202	(2,151)	(3,034)
Inventories	(2,309)	(1,989)	(1,181)
Prepaid expenses	(113)	452	(468)
Net investment in finance lease	—	—	860
Due from related parties	(2,523)	(1,732)	1,681
Other assets, current and non-current	(553)	(3,810)	(1,958)
Increase/(decrease) in:
Accounts payable	2,331	1,919	3,587
Accrued liabilities	5,613	723	2,188
Unearned revenue, current and long term	(2,455)	(2,242)	(1,152)
Other liabilities, current and long-term	976	(510)	29,779

Net cash provided by operating activities	135,489	158,270	151,578

Cash flows from investing activities:
Vessel acquisitions including advances for vessel acquisitions	(76,506)	(266,608)	(171,749)
Vessels under construction	(518,512)	(696,752)	(185,148)
Proceeds from sale of vessels	83,032	275,768	26,798

Net cash used in investing activities	(511,986)	(687,592)	(330,099)

Cash flows from financing activities:
Proceeds from long-term debt	805,010	1,014,177	304,596
Proceeds from related party loans	—	—	130,375
Payments on long-term debt	(59,919)	(322,437)	(317,390)
Payments on related party loans	—	—	(130,375)
Contributions from stockholders	—	—	201,259
Treasury stock purchased	(88)	—	—
Dividends paid	(101,477)	(97,385)	—
Deferred finance costs	(4,328)	(500)	(925)
Deferred public offering costs	(113)	(427)	(2,175)
Increase in restricted cash	(205,363)	(43,686)	(1,769)

Net cash provided by financing activities	433,722	549,742	183,596

Net increase in cash and cash equivalents	57,225	20,420	5,075

Cash and cash equivalents, beginning of period	63,495	43,075	38,000

Cash and cash equivalents, end of period	$120,720	$63,495	$43,075

Supplementary Cash Flow information
Cash paid for interest	$71,446	$46,449	$26,352
Non-cash capitalized interest on vessels under construction	$—	$—	$6,079
Non-cash lease liability related to vessel acquisition	$—	$—	$14,416
(Decrease)/increase in vessels' values in respect of lease arrangements	$(16,944)	$(29,269)	$32,218
Advances for vessels under construction in respect of lease arrangements	$—	$—	$27,272

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

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 22, Stockholders' Equity for additional information.

        The Company's vessels operate worldwide, carrying containers for many established charterers.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, Significant Accounting Policies) that are under the exclusive management of a related party of the Company (refer to Note 14, Related Party Transactions).

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

        As of December 31, 2008, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the "Danaos Subsidiaries") listed below, which all own container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Montreal Senator	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988	3,098

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built		TEU
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992		4,651
Commodore Marine Inc.	April 14, 2003	MOL Affinity	1992		4,651
Containers Services Inc.	May 30, 2002	Maersk Deva	2004		4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby	2004		4,253
Oceanew Shipping Ltd.	January 4, 2002	CSCL Europe	2004		8,468
Oceanprize Navigation Ltd.	January 21, 2003	MSC Baltic	2004		8,468
Federal Marine Inc.	February 14, 2006	APL Confidence	1994		4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006		9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006		9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	MSC Marathon	1991		4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991		4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991		4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004		4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007		4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997		2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997		2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997		2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997		2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997		2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004		4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007		4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998		2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998		2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998		2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008		4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008		4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008		4,253
Vessels under construction
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	*	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	**	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	***	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	Hull No. S4001(1)	2009	****	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	Hull No. S4002(1)	2009	****	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	Hull No. S4003(1)	2009	****	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hull No. N-219	2009	****	3,400
Boxcarrier (No. 4) Corp.	June 27, 2006	Hull No. S4004(1)	2010	****	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005(1)	2010	****	6,500
CellContainer (No. 2) Corp.	March 23, 2007	Hull No. N-220	2010	****	3,400
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216	2010	****	6,500
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217	2010	****	6,500
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010	****	3,400
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218	2010	****	6,500
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010	****	3,400

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built		TEU
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010	****	3,400
Expresscarrier (No. 1) Corp.	March 5, 2007	Hull No. N-214	2010	****	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010	****	6,500
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2010	****	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011	****	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	****	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2011	****	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2011	****	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2011	****	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011	****	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2011	****	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012	****	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012	****	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	****	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	****	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	****	12,600

(1)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million

*
Delivered to the Company on January 2, 2009.

**
Delivered to the Company on March 31, 2009.

***
Delivered to the Company on June 26, 2009.

****
Estimated completion year.

2 Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

        The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 ("Interpretation 46(R)"), if it determines that it is the primary beneficiary. A variable interest entity is defined by Interpretation 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

rights. Refer to Note 13, Long-Term Debt, which describes the arrangement under the new credit facility with Fortis Bank, Lloyds TSB and National Bank of Greece.

        Inter-company transaction balances and unrealized gains/(losses) on transactions between the companies are eliminated.

        Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. For the year ended December 31, 2007, the Company reclassified an amount of $40,950 thousand of its restricted cash to non-current assets.

        Use of Estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

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

        Cash and Cash Equivalents:    Cash and cash equivalents consist of call and time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $120.7 million as of December 31, 2008 (December 31, 2007: $63.5 million) comprise cash balances and short term deposits, of which short term time deposits were $93.4 million as of December 31, 2008 and $40.0 million as of December 31, 2007.

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

        Accounts Receivable:    The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and our relationships with and economic status of our customers. Bad debts are written off in the period in which they are identified.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        Insurance Claims:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with FASB Statement No. 5, Accounting for Contingencies ("Statement No. 5") based on the Company's historical experience and the shipping industry practices. These claims are included in the balance sheet line item "Other current assets".

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of cost or market value as determined using the weighted average method. Costs of spare parts are expensed as incurred.

        Financing Costs:    Fees incurred for obtaining new loans are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item "Deferred Charges".

        Fixed Assets:    Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred. Financing costs incurred during the construction period of the vessels are included in vessels' cost.

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

        Accounting for Special Survey and Drydocking Costs:    FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, provides guidance on the accounting for planned major maintenance activities. Drydocking and special survey costs include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

        The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        Costs incurred during the drydocking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

        Impairment of Long-lived Assets:    FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("Statement No. 144") addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

        As of December 31, 2008, the Company concluded that events occurred and circumstances had changed, which triggered the existence of potential impairment of its long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, the Company performed an impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to the their carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charter that range from one to twelve years for vessels in its current fleet and up to 18 years for its contracted vessels, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as, historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, the Company used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        The Company's assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

        Pension and Retirement Benefit Obligations-Crew:    The crew on board the companies' vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

        Accounting for Revenue and Expenses:    Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. The Company earns revenue from bareboat and time charters. Bareboat and time charters involve placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under a time charter, the daily hire rate includes the crew, lubricants, insurance, spares and stores. Under a bareboat charter, the charterer is provided only with the vessel.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 14, Related Party Transactions), audit fees, legal fees,

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

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

        Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting under Statement No. 133, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. If the probability that the forecasted transaction will not occur, the ineffective portion of a derivative's change in fair value is immediately recognized in income.

        At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company shall discontinue hedge accounting prospectively for an existing hedge if the derivative expires or is sold, terminated or exercised, or the Company removes the designation of the hedge. The Company may elect to designate prospectively a new hedging relationship with a different hedging instrument or de-designate the derivative and re-designate it as a hedge of another exposure or designate an existing exposure not previously designated as a hedge. In the case of a cash flow hedge, the net gain or loss through the effective date of the actions above will remain in Other Comprehensive Income until the hedged item will impact earnings.

        The Company's forward exchange contracts were expired or were early terminated and cash settled within 2008.

        The Company does not use financial instruments for trading or other speculative purposes.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        Earnings Per Share:    The Company has presented net income/(loss) per share for all periods presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan"), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with Statement No. 123(R), "Share-Based Payment".

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders. To date, no stock options have been issued under this plan.

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan"). The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 21, Stock Based Compensation.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in form of free shares of the Company's common stock. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 21, Stock Based Compensation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

Recent Accounting Pronouncements:

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurement ("Statement No. 157"). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position ("FSP No. 157-2") which delays the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("Statement No. 159"). This FSP defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of Statement No. 157 that were effective for Danaos Corporation for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 did not have an effect on the consolidated financial statements.

        In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations ("Statement No. 141(R)"), which replaces FASB Statement No. 141. Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which corresponds to the Company's year beginning January 1, 2009. The Company does not expect the adoption of Statement No. 141(R) to have an impact on its consolidated financial statements.

        In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 ("Statement No. 160"). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to the Company's year beginning January 1, 2009. The Company does not expect the adoption of Statement No. 160 to have an impact on its consolidated financial statements.

        In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("Statement No. 161"). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 161 on the Company's consolidated financial statements.

        In May 2009, the FASB issued Statement No. 165, Subsequent Events ("Statement No. 165). Statement No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Statement No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. The Company does not expect the adoption of Statement No. 165 to have an impact on its consolidated financial statements.

3 Restricted Cash

        Restricted cash comprised of the following at December 31 (in thousands):

	2008	2007
Retention	$4,445	$4,557
Restricted deposits	247,097	41,622

Total	$251,542	$46,179

        Restricted deposits as of December 31, 2008, are analyzed as follows:

  1.
  An amount of $33.90 million is deposited with Aegean Baltic Bank and acts as collateral towards an issued performance guarantee by HSH Nordbank, which as of December 31, 2008

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Restricted Cash (Continued)

    stands at $135.6 million. The restricted cash amount will be reduced accordingly, so at all times it represents 25% of the outstanding guaranteed amount.

  2.
  An amount of $7.05 million is deposited with Royal Bank of Scotland and acts as collateral towards an issued performance guarantee by Royal Bank of Scotland, which as of December 31, 2008 stands at $35.25 million. The restricted cash amount will be reduced accordingly, so at all times it represents 20% of the outstanding / guaranteed amount.

  3.
  An amount of $206.15 million is deposited with Royal Bank of Scotland to be utilized towards progress payments for certain vessels that are being financed by the revolving credit facility that the Company has with the bank. The funds will be released gradually as progress payments to shipyards for the specific newbuildings become due and payable.

        As of December 31, 2008, the Company recorded an amount of $104,401 thousand (2007: $5,229 thousand) and $147,141 thousand (2007: $40,950 thousand) as current and non-current restricted cash, respectively.

4 Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2007	$1,213,855	$(197,247)	$1,016,608
Additions from continuing operations	423,192	(40,622)	382,570
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,793)	34,279	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
Decrease in vessels' values in respect of lease arrangements(a)	(29,269)	—	(29,269)

As of December 31, 2007	$1,369,739	$(187,234)	$1,182,505

Additions from continuing operations	289,671	(51,025)	238,646
Disposals from continuing operations	(75,468)	10,906	(64,562)
Decrease in vessels' values in respect of lease arrangements(a)	(16,944)	—	(16,944)

As of December 31, 2008	$1,566,998	$(227,353)	$1,339,645

(a)
.  Vessels with a cost of $373.4 million and net book value of $342.7 million as of March 7, 2008, which were subject to certain leasing arrangements, are explained in Note 12(a), Other Lease Arrangements.

I.
On January 15, 2008, the Company sold and delivered the APL Belgium, a container built in 2002 with 5,506 TEU to APL, following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

II.
On January 25, 2008, the Company sold and delivered the Winterberg, a container built in 1978 with 3,101 TEU. The sale consideration was $11.2 million. The Company realized a gain on this sale of $4.8 million.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net (Continued)

  III.
  On May 20, 2008, the Company sold the Maersk Constantia, a container built in 1979 with 3,101 TEU. The sale consideration was $15.8 million. The Company realized a gain on this sale of $9.3 million.

  IV.
  On October 26, 2008, the Company sold the Asia Express, a container built in 1977 with 3,101 TEU. The sale consideration was $10.2 million. The Company realized a gain on this sale of $3.5 million.

  V.
  On December 10, 2008, the Company sold the Sederberg, a container built in 1978 with 3,101 TEU. The sale consideration was $4.9 million. The Company realized a loss on this sale of $(1.5) million.

  VI.
  On February 11, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Progress, built in 1998 for $30.4 million.

  VII.
  On March 18, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Highway, built in 1998 for $31.0 million.

  VIII.
  On March 20, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Bridge, built in 1998 for $31.0 million.

  IX.
  On July 4, 2008, the Company took delivery of a newbuilding 4,253 TEU vessel, the Zim Rio Grande, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  X.
  On September 22, 2008, the Company took delivery of a newbuilding 4,253 TEU vessel, the Zim Sao Paolo, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  XI.
  On November 3, 2008, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Kingston, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  XII.
  The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $195.8 million as of December 31, 2008 and $178.2 million as of December 31, 2007. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        The sale consideration of vessels sold is before any selling expenses and the cost of vessel acquired is the contracted price of vessel excluding any items capitalized during the construction period, such as interest expense.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels under Construction

        a)    Advances for vessels under construction were as follows at December 31 (in thousands):

	2008	2007
Advance payments for vessels	$533,298	$546,859
Progress payments for vessels	479,071	175,500
Capitalized interest	55,456	23,175

Total	$1,067,825	$745,534

        The Company entered into a construction contract on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for the ZIM Monaco containership of 4,253 TEU. The contract price of the vessel is $63.8 million. The Company took delivery of the vessel on January 2, 2009. The Company paid in full the remaining balance of the contract price during the year ended December 31, 2008. The Company has arranged to charter this containership under 12-year charter with a major liner company upon delivery of the vessel.

        The Company entered into two construction contracts on May 12, 2006, with Samsung Heavy Industries Co. Ltd. for two containerships (the Zim Dalian and the Zim Luanda) of 4,253 TEU each. The contract price of each vessel is $63.8 million. We took delivery of Zim Dalian on March 31, 2009 and Zim Luanda on June 26, 2009. The Company paid an advance of $51.0 million as of December 31, 2008 in relation to these contracts. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of the vessels.

        The Company entered into four newbuilding contracts on March 2, 2007, with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004). The contract price of each vessel is $92.5 million. The Company paid an advance of $90.4 million as of December 31, 2008, in relation to these contracts. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to the Company during the second and third quarters of 2010. On July 12, 2007, the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for four 6,800 TEU containerships to four 8,530 TEU vessels. The contract price of each vessel is $113.0 million. These vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered to the Company during the first and second quarter of 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into five newbuilding contracts on March 16, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships (the HN N-214, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million. The Company paid an advance of $99.0 million as of December 31, 2008 in relation to these contracts. The vessels are expected to be delivered to the Company throughout 2010. The Company arranged for 15 year charters for three of these vessels with the Yang Ming Group at a rate of $34,715 per day. On May 24, 2007, the Company announced that it had secured 18 year bareboat charters for each of the remaining two 6,500 TEU containerships upon delivery of the vessels.

        The Company entered into newbuilding contracts on April 5, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 3,400 TEU containerships (the HN N-219, the HN N-220, the HN N-221, the HN N-222 and the HN N-223). The contract price of each vessel is $55.9 million.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels under Construction (Continued)

The Company paid an advance of $83.8 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company in late 2009 and throughout 2010. On April 11, 2007, the Company arranged for 10 year charters for all of these vessels with a major line company upon delivery of each vessel.

        On September 19, 2007, the Company extended its shipbuilding contracts with China Shipbuilding Trading Company Limited to include one more 8,530 TEU vessel, bringing the total number to five vessels. The Company paid an advance of $23.5 million as of December 31, 2008, in relation to this contract. All five Post Panamax containerships will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered between first and third quarter of 2011. The Company has also arranged with a major liner company to charter all these vessels for 12 years each upon delivery of the vessels.

        The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The Company paid an advance of $249.2 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into newbuilding contracts on November 9, 2007, with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The Company paid an advance of $174.3 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company in late 2010 and during the first quarter of 2011. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessels.

        The Company entered into newbuilding contracts on July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for five containerships (the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The Company paid an advance of $173.9 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the second half of 2009 and first quarter of 2010. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels under Construction (Continued)

        b)    Advances for vessels under construction and transfers to vessels' cost as of December 31, 2008 and 2007 were as follows (in thousands):

As of January 1, 2007	$193,016
Additions	696,752
Transfer to vessels' cost	(144,234)

As of December 31, 2007	745,534

Additions	518,512
Transfer to vessels' cost	(196,221)

As of December 31, 2008	$1,067,825

6 Deferred Charges

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2007	$8,315	$1,084	$9,399
Additions from continuing operations	7,592	927	8,519
Written off amounts from continuing operations	(337)	(248)	(585)
Written off amounts from discontinued operations	—	(36)	(36)
Amortization from continuing operations	(6,113)	(164)	(6,277)
Amortization from discontinued operations	(103)	—	(103)
Written off due to sale of vessels from continuing operations	(240)	—	(240)
Written off due to sale of vessels from discontinued operations	(246)	—	(246)

As of December 31, 2007	$8,868	$1,563	$10,431

Additions	10,625	4,441	15,066
Written off amounts	(181)	(128)	(309)
Amortization	(7,301)	(220)	(7,521)
Written off due to sale of vessels	(1,569)	—	(1,569)

As of December 31, 2008	$10,442	$5,656	$16,098

        The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7 Other Current Assets

        Other current assets consisted of the following at December 31 (in thousands):

	2008	2007
Insurance claims	$4,279	$4,894
Advances to suppliers and other assets	3,488	2,857

Total	$7,767	$7,751

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks are expected to be fully collected.

8 Other Non-current Assets

        Other non-current assets consisted of the following at December 31 (in thousands):

	2008	2007
Fair value of swaps	$6,691	$—
Other assets	870	333

Total	$7,561	$333

        In respect to the fair value of swaps, refer to Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9 Accounts Payable

        Accounts payable consisted of the following at December 31 (in thousands):

	2008	2007
Suppliers, repairers	$10,481	$9,106
Insurers, agents, brokers	2,216	516
Other creditors	1,205	1,949

Total	$13,902	$11,571

10 Accrued Liabilities

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2008	2007
Accrued payroll	$1,025	$1,188
Accrued interest	3,600	3,026
Accrued expenses	6,804	1,602

Total	$11,429	$5,816

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Other Current and Long-term Liabilities

        Other current liabilities consisted of the following at December 31 (in thousands):

	2008	2007
Fair value of forwards	$—	$1,402
Fair value of swaps	48,217	—

Total	$48,217	$1,402

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2008	2007
Fair value of swaps	$414,668	$55,307
Fair value of forwards	—	1,230
Other long-term liabilities	976	—

Total	$415,644	$56,537

        In respect to the fair value of swaps and the fair value of forwards, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges and Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

12 Lease Arrangements

        a)    Other lease arrangements

        During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company's control. Accordingly, the vessels continued to be recognized in the Company's books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million, $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 1/2 year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels. In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements, resulting in the cessation of the above structure, to 100% owned

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Lease Arrangements (Continued)

subsidiaries of the Company and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

        b)    Charters-out:

        The future minimum revenue, expected to be earned on non-cancelable time charters with initial terms of one year or more consisted of the following at December 31, 2008 (in thousands):

2009	$320,156
2010	402,897
2011	474,707
2012	561,720
2013	590,251
2014 and thereafter	4,687,530

Total future revenue	$7,037,261

        Revenues from time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel and which may last approximately 10 to15 days.

13 Long-Term Debt

        Long-term debt as of December 31, 2008 and 2007 consisted of the following (in thousands):

Lender	As of December 31, 2008	Current portion	Long-term portion	As of December 31, 2007	Current portion	Long-term portion
The Royal Bank of Scotland	$640,449	$6,600	$633,849	$400,000	$—	$400,000
HSH Nordbank	41,000	4,000	37,000	45,000	4,000	41,000
The Export-Import Bank of Korea ("KEXIM")	80,786	10,369	70,417	91,154	10,369	80,785
The Export-Import Bank of Korea ("KEXIM") & Fortis Bank	124,359	11,250	113,109	135,609	11,250	124,359
Deutsche Bank	180,000	—	180,000	—	—	—
Emporiki Bank of Greece	71,000	—	71,000	—	—	—
HSH Nordbank AG and Aegean Baltic Bank	675,000	10,000	665,000	680,000	—	680,000
Credit Suisse	31,060	—	31,060	—	—	—
Fortis Bank-Lloyds TSB- National Bank of Greece	253,200	—	253,200	—	—	—
Fair value hedged debt	10,824	—	10,824	4,783	—	4,783

Total	$2,107,678	$42,219	$2,065,459	$1,356,546	$25,619	$1,330,927

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

        The repayment terms of the loans outstanding as of December 31, 2008, were as follows:

Lender	Outstanding Principal Amount in millions	Interest Rate	Maturity	Details
The Royal Bank of Scotland	$640.4	LIBOR + margin	Due September 2021	Concerns a revolving credit facility of up to $700.0 million for the purpose of financing existing vessels or part of the newbuilding program.
HSH Nordbank	$41.0	LIBOR + margin	Due March 2014	21 quarterly instalments of $1.0 million; balloon payment of $20.0 million.
KEXIM	$80.8	Fixed	Due November 2016	30 quarterly instalments of $2.6 million; plus instalments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-Fortis	$124.4	$115.4 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	20 semi-annual instalments of $5.625 million; plus instalments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.
Aegean Baltic Bank-HSH Nordbank	$675.0	LIBOR + margin	Due November 2016	Concerns a revolving credit facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels.
Emporiki Bank of Greece S.A.	$71.0	LIBOR + margin	Due June 2021
				Concerns a loan facility of up to $156.8 million advanced to the vessel owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semi-annual instalments of $4.25 million and a balloon payment of $71.8 million along with the final instalment.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Lender	Outstanding Principal Amount in millions	Interest Rate	Maturity	Details
Deutsche Bank	$180.0	LIBOR + margin	Due October 2018	32 consecutive quarterly instalments each in the amount of $2.5 million and a final balloon payment of $100.0 million payable together with the last such instalment. The first installment is due on December 31, 2010.
Credit Suisse	$31.1	LIBOR + margin	Due December 2019	28 consecutive quarterly instalments amounting to $3.99 million each, with the first instalment due on the earlier of (i) 39 months after delivery of the last vessel and (ii) March 31, 2013 and a final balloon instalment of $109.35 million which is due together with the 28th instalment.
Fortis Bank—Lloyds TSB—National Bank of Greece	$253.2	LIBOR + margin	Due July 2018	16 equal semi-annual instalments of $8.6 million, with the first instalment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.

        Maturities of long-term debt for the years subsequent to December 31, 2008 are as follows (in thousands):

2009	$42,219
2010	48,346
2011	61,398
2012	216,622
2013	253,292
2014 and thereafter	1,474,977

Total long-term debt	$2,096,854

        The Aegean Baltic Bank-HSH Nordbank revolving credit facility shall be amortizing in up to 20 consecutive quarterly installments, initially agreed to begin in 2012 and a balloon payment, if applicable, together with the last payment due in November 2016. Specifically, the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the security portfolio for this loan at the end of the fifth year (i.e., November 14, 2011). The current amortization assumes average age of vessels of 15 years. As of July 10, 2009, we agreed to amend the facility in terms of the amortization as follows: $5.0 million payable on July 31, 2009, October 31, 2009 and January 31, 2010. The subsequent amortization schedule will follow the premise described above.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        On February 15, 2008, the Company entered into a credit facility with Emporiki Bank of Greece S.A. for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and the Hull No S4002. As of December 31, 2008, $71.0 million was outstanding under this credit facility and $85.8 million of undrawn availability remained available to the Company for future borrowings.

        On May 9, 2008, the Company entered a credit facility with Credit Suisse for an amount equal to $221.1 million to finance new vessels, a 4,250 TEU containership, the Zim Luanda, a 6,500 TEU containership, the HN S4003, and a 6,500 TEU containership, the HN N-214. As of December 31, 2008, $31.1 million was outstanding under this credit facility and $190.0 million of undrawn availability remained available to the Company for future borrowings.

        On May 30, 2008, the Company entered into a credit facility with Deutsche Bank for up to $180.0 million in relation to the acquisition of three 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo and the Hull No 1672. As of December 31, 2008, $180.0 million was outstanding under this credit facility.

        On July 29, 2008, the Company entered into a credit facility of $253.2 million with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies' subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company's subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying FIN 46(R) to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2008, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        In December 2007, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$1.0 billion. As of the date of filing of this report, no securities had been issued under the shelf.

        The loan agreements include covenants for the Company, including the maintenance of operating accounts, minimum cash deposits and minimum fair market values of vessels. The vessel owning company's are further restricted from incurring additional indebtedness and changing the vessels' flags without the prior consent of the lender.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        The Company must maintain the following financial covenants:

  •
  a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  ensure that the ratio of the aggregate market value of the vessels in our fleet securing the applicable loan to our outstanding indebtedness under such loan at all times exceeds (i) 145% under our KEXIM and KEXIM-Fortis credit facilities, (ii) 115% under our Emporiki Bank credit facility and (iii) 125% under our other credit facilities (reduced to 100% under our RBS credit facility during the waiver period as described below);

  •
  adjusted stockholders' equity in excess of 30.0% of the Company total market value adjusted assets;

  •
  the total liabilities (after deducting cash and cash equivalents), of no more than 70.0% (75% under one of our credit facilities) of the total market value adjusted assets;

  •
  the aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of the Company total indebtedness until November 14, 2011 and 4% of the Company total indebtedness at all times thereafter; and

  •
  a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        As of December 31, 2008, the Company was not in compliance with collateral coverage ratios, corporate leverage ratios and net worth covenants, as applicable, contained in loan agreements governing $1.8 billion of its outstanding indebtedness as of December 31, 2008, as presented above, due to the severe drop in interest rates which resulted in negative valuations of the Company's interest rate swaps accounted for as cash flow hedges, as well as the drop in its vessels' fair market values. As a result, the Company has entered into agreements which waive such breaches and subsequent breaches of such covenants temporarily. The financial institutions agreed not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of the December 31, 2008 and any future breaches of the abovementioned covenants until January 31, 2010, other than under our KEXIM-Fortis credit facility, which it has been waived in respect of the year ended December 31, 2008 and compliance with the relevant covenant in respect of the year ending December 31, 2009 will be tested within 180 days following that date. As a result, debt covered by these waivers continues to be classified as long-term debt as of December 31, 2008.

        Set forth below is information concerning our breach of loan covenants in relation to certain credit facilities and details of the respective waivers agreed with our lenders.

        With respect to our $700.0 million senior revolving credit facility with The Royal Bank of Scotland we were in breach of the collateral coverage ratio and corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio and a relaxation of the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we are in compliance) in respect of the periods ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

        With respect to our $700.0 million senior revolving credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

compliance with the corporate leverage ratio, the collateral coverage ratio and the minimum net worth covenants in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.8 percentage points per annum for the waiver period and an increase in the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan and a one-time fee of $2.1 million. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

        With respect to our $148.0 million guarantee facility with HSH Nordbank AG we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver regarding the guarantee facility in respect of the year ended December 31, 2008 and up until October 1, 2010. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this facility.

        With respect to our $60.0 million credit facility with HSH Nordbank AG we were in breach of the net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the minimum net worth covenant in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and an increase in the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as a one-time fee of 0.30 percentage points on the facility amount outstanding.

        With respect to our $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Bank we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the year ended December 31, 2008 and compliance with the above covenants in respect of the year ended December 31, 2009, will be tested within 180 days following that date. In return, we will pay to the bank a one-time fee of $360,000 and the interest rate margin will be increased by 0.5 percentage points for the waiver period.

        With respect to our $221.1 million credit facility with Credit Suisse we were in breach of the corporate leverage ratio and net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010. During the wavier period, we are not permitted to pay dividends in excess of $0.20 per share per annum (or $0.05 per share per quarter) without the consent of our lenders under this credit facility.

        With respect to our $180.0 million credit facility with Deutsche Bank we were in breach of the corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010. In addition, we will pay to the bank a one-time of 0.3 percentage points on the loan amount.

        With respect to our $156.8 million credit facility with Emporiki Bank we were in breach of the corporate leverage ratio and minimum net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        As of December 31, 2007, the Company was in compliance with all financial ratios and covenants requirements.

        The weighted average interest rate on long-term borrowings for the periods ended December 31, 2008, 2007 and 2006 was 4.9%, 5.6% and 5.6%, respectively.

        Total interest paid during the years ended December 31, 2008, 2007 and 2006 was $71.4 million, $46.4 million and $26.4 million, respectively.

        The total amount of interest cost incurred in 2008 was $74.6 million (2007: $44.8 million, 2006: $27.0 million). The amount of interest expensed in 2008 was $37.7 million (2007: $21.9 million, 2006: $24.5 million) and the amount of interest capitalized in 2008 was $36.9 million (2007: $22.9 million, 2006: $2.5 million).

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

        The management contract provides for a fee of $500 per day. In addition, the Manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel was owned. The Manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

        For the services rendered, the Manager charged each vessel a daily fee ranging from $250 to $500. Management fees in 2008 amounted to approximately $7.0 million from continuing operations (2007: $5.7 million, 2006: $4.6 million). The related expenses are shown under "General and administrative expenses" on the Statement of Income.

        The Company pays monthly advances on account of the above management services. These prepaid management fees are presented in the Balance sheet under "Due from related parties" totaling $7.1 million and $4.6 million as of December 31, 2008 and 2007, respectively.

        The Company reimbursed the Manager for an amount of $2.0 million related to newbuildings site offices set up costs, which is in addition to the flat fee of $400,000 per newbuilding discussed above. The $2.0 million are not considered an additional fee but rather represents costs directly born by the Company and paid through Danaos Shipping Co. Ltd. and refer to start up cost and other related costs necessary to initiate specific locally based offices related to the newbuilding program of the Company. The Company considers necessary and has instructed the Manager to build up such offices in the

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Related Party Transactions (Continued)

respective shipyards in order to better and more efficiently progress the shipbuilding supervision of its vessels.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2008 and 2007, the Company paid premiums to The Swedish Club of $4.1 million and $2.8 million, respectively.

        Seasonal Maritime Corporation, an entity wholly-owned by the Chief Executive Officer of the Company, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, between Seasonal Maritime Corporation, as lender, a subsidiary of the Company, as borrower, and the Company, as guarantor. The interest rate for this loan was LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, the Company repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel. The Company repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under the credit facility with Aegean Baltic-HSH Nordbank and the Royal Bank of Scotland. The fees and interest paid under these loan agreements were no less favorable than those the Company could have obtained in arm's-length negotiations with an unrelated third party.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

        Derivative Financial Instruments:    The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 13, Long-term Debt.

        Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company's maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. If the probability of the forecasted transaction will not occur, the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2008 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2008	Fair Value December 31, 2007
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(25,181)	$(2,702)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(27,438)	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(13,451)	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(13,546)	$(2,414)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(13,093)	$(1,996)
HSH Nordbank	12/06/2006	12/8/2006	12/8/2009	$200,000	4.739% p.a.	USD LIBOR 3M BBA	$(6,474)	$(3,388)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(48,115)	$(3,149)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(35,220)	$(8,440)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(25,853)	$(3,363)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(54,131)	$(12,911)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(26,067)	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(11,564)	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(11,801)	$(864)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(20,611)	$825
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$(9,565)	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(32,319)	$(3,854)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(29,338)	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(11,123)	$(281)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(12,985)	$—
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(19,168)	$—
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(15,842)	$—

Total fair value							$(462,885)	$(54,886)

        The total fair value change of the interest rate swaps for the period January 1, 2008 to December 31, 2008, amounted to $408.0 million, and is included in "Other comprehensive loss". There was no ineffective portion for the period of the hedge.

        The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with EITF 99-9, Effect of Derivative Gains and Losses on the Capitalization of Interest, the amounts in accumulated comprehensive income/(loss)

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $11,629 thousand were recorded in other comprehensive loss as of December 31, 2008 and an amount of $6 thousand was reclassified into earnings representing its amortization over the depreciable life of the vessels.

  b.    Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis, on the financial statement and earnings reporting dates.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2008 and 2007, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2008	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$3,289	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$3,402	$(244)

Total fair value							$6,691	$(421)

        The total fair value change of the interest rate swaps for the period from January 1, 2008 until December 31, 2008, amounted to $7.1 million, and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The related asset of $6.7 million is shown under "Other non-current assets" in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2008 until December 31, 2008, amounted to $6.0 million and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The net ineffectiveness for December 31, 2008, amounted to $1.1 million and is shown in the Statement of Income in Gain/(loss) on fair value of derivatives".

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

  c.    Foreign Currency Forward Contracts—Cash Flow Hedges

        The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 12(a), Lease Arrangements. Pursuant to the adoption of the Company's risk management accounting policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. If the probability of the forecasted transaction will not occur , the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The Company's forward contracts ceased to qualify as hedging instruments under Statement No. 133 in October 2007 as a result of amendments to the leasing arrangements described in Note 12(a), Lease Arrangements. Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in "Other Income (Expenses) net".

Fair Value of Financial Instruments

        Effective January 1, 2008, the Company adopted Statement No. 157. The Statement clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of Statement No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of Statement No. 157 did not have an impact on our fair value measurements.

        The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2008
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Interest rate swap contracts	$6,691	$—	$6,691	$—
Liabilities
Interest rate swap contracts	$462,885	$—	$462,885	$—

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

        Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 16(a)-(b) above for further information on the Company's interest rate swap contracts.

        We are exposed to credit-related losses in the event of nonperformance of our counterparties in relation to these financial instruments. As of December 31, 2008, these financial instruments are in the counterparties' favor. We have considered the risk of non-performance by us and our counterparties in accordance with Statement No. 157. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

17 Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) at December 31, were as follows:

Charterer	2008	2007	2006
APL	0%	Under 10%	18%
HMM Korea	22%	13%	11%
CSCL	16%	18%	13%
CMA CGM	17%	13%	11%
YML	19%	11%	Under 10%

18 Operating Revenue by Geographic Location

        Operating revenue by geographic location at December 31, was as follows (in thousands):

Continent	2008	2007	2006
Australia—Asia	$193,845	$154,467	$136,674
America	—	1,494	—
Europe	105,060	102,884	68,503

Total Revenue	$298,905	$258,845	$205,177

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies

Commitments

        The Company, as of December 31, 2008 and December 31, 2007, had outstanding commitments of $2,250.4 million and $2,726.3 million, respectively, for the construction of container vessels as follows:

Vessel	TEU	Contract Price	As of December 31, 2008	As of December 31, 2007
Zim Rio Grande	4,253	$63,800	$—	$44,660
Zim Sao Paolo	4,253	63,800	—	51,040
Zim Kingston	4,253	63,800	—	51,040
Zim Monaco	4,253	63,800	—	51,040
Zim Dalian	4,253	63,800	38,280	51,040
Zim Luanda	4,253	63,800	38,280	51,040
Hull S4001	6,500	91,500	45,750	73,200
Hull S4002	6,500	91,500	54,900	73,200
Hull S4003	6,500	91,500	54,900	73,200
Hull S4004	6,500	91,500	54,900	73,200
Hull S4005	6,500	91,500	73,200	73,200
Hull N-214	6,500	99,000	79,200	79,200
Hull N-215	6,500	99,000	79,200	79,200
Hull N-216	6,500	99,000	79,200	79,200
Hull N-217	6,500	99,000	79,200	79,200
Hull N-218	6,500	99,000	79,200	79,200
Hull N-219	3,400	55,880	39,116	39,116
Hull N-220	3,400	55,880	39,116	39,116
Hull N-221	3,400	55,880	39,116	39,116
Hull N-222	3,400	55,880	39,116	39,116
Hull N-223	3,400	55,880	39,116	39,116
Hull Z00001	8,530	113,000	90,400	90,400
Hull Z00002	8,530	113,000	90,400	90,400
Hull Z00003	8,530	113,000	90,400	90,400
Hull Z00004	8,530	113,000	90,400	90,400
HN H 1022A	8,530	117,500	94,000	94,000
Hull S-456	12,600	166,166	116,316	132,933
Hull S-457	12,600	166,166	116,316	132,933
Hull S-458	12,600	166,166	116,316	132,933
Hull S-461	10,100	145,240	87,144	116,192
Hull S-462	10,100	145,240	87,144	116,192
Hull S-463	10,100	145,240	87,144	116,192
Hull S-459	12,600	166,166	116,316	132,933
Hull S-460	12,600	166,166	116,316	132,933

	243,468	$3,450,750	$2,250,402	$2,726,281

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies (Continued)

Contingencies

        The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank is $33.9 million in the period ended December 31, 2008. In addition, the Company was in breach of certain covenants under this guarantee facility as of December 31, 2008, which have been waived by the bank, as discussed in Note 13, Long-term Debt.

        The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland is $7.05 million in the period ended December 31, 2008.

        During the second quarter of 2008, we recorded an expense in discontinued operations of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of our dry bulk vessels sold in May 2007.

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

20 Sale of Vessels

        The "Gain on sale of vessels" of $16.9 million for the period ended December 31, 2008, reflects the sale of APL Belgium, Winterberg, Maersk Constantia, Asia Express and Sederberg as described below.

        On January 15, 2008, the Company sold and delivered the APL Belgium to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Sale of Vessels (Continued)

        On January 25, 2008, the Company sold and delivered the vessel Winterberg. The sale consideration was $11.2 million. The Company realized a gain on this sale of $4.8 million.

        On May 20, 2008, the Company sold and delivered the vessel Maersk Constantia. The sale consideration was $15.8 million. The Company realized a gain on this sale of $9.3 million.

        On October 26, 2008, the Company sold and delivered the vessel Asia Express. The sale consideration was $10.2 million. The Company realized a gain on this sale of $3.5 million.

        On December 10, 2008, the Company sold and delivered the vessel Sederberg. The sale consideration was $4.9 million. The Company realized a loss on this sale of $1.5 million.

        The "Loss on sale of vessels" of $0.3 million for the period ended December 31, 2007, reflects the sale of APL England, APL Scotland and APL Holland to APL.

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

21 Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 31, 2008, the Company granted 2,246 shares to certain employees of the Manager and recorded an expense of $15,183 in "General and Administrative Expenses" representing the fair value of the stock granted as at December 31, 2008. The Company distributed its treasury stock to the qualifying employees of the Manager in January 2009 in settlement of the 2,246 shares granted.

        The Company established the Directors Share Payment Plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. As of

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Stock Based Compensation (Continued)

December 31, 2008, two directors elected to receive in Company shares 100% and 50% of their compensation, respectively. On the last business day of the second, third and fourth quarter of 2008, rights to receive 1,065 shares, 1,579 shares and 3,468 shares, respectively, were credited to each Director's Share Payment Account and the Company recorded an expense of $70,312 in "General and Administrative Expenses" representing the fair value of the stock granted. The Company distributed 6,112 shares to Directors from its treasury stock in relation to the Plan in February 2009 in settlement of the shares granted.

22 Stockholders' Equity

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

        On October 6, 2006, the Company completed its initial public offering and the Company's common stock was listed on the New York Stock Exchange. In this respect 10,250,000 shares of common stock at par value of $0.01 were issued for $21 per share. The net proceeds to the Company totaled $201.3 million.

        On October 24, 2008, the Company's Board of Directors approved a share repurchase program for the repurchase, from time to time, of up to 1,000,000 shares of the Company's common stock (par value $0.01). As at December 31, 2008, the Company had re-acquired 15,000 shares for an aggregate purchase price of $88,156, which has been reported as Treasury stock in the consolidated Balance Sheet.

        On January 23, 2008, the Company declared dividends amounting to $0.465 per common share for the fourth quarter of 2007, which resulted in an aggregate dividend of $25.4 million paid on February 14, 2008, to all shareholders of record as of January 30, 2008. On April 18, 2008, the Company declared a dividend amounting to $0.465 per common share for the first quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on May 14, 2008, to all shareholders of record as of April 30, 2008. On July 18, 2008, the Company declared a dividend amounting to $0.465 per common share for the second quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on August 20, 2008 to all shareholders of record as of August 6, 2008. On October 24, 2008, the Board of Directors declared a dividend of $0.465 per common share for the third quarter of 2008, which resulted in an aggregate dividend of $25.4 million, paid on November 19, 2008 to all shareholders of record as of November 5, 2008.

        On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006, which resulted in an aggregate dividend of $24.0 million paid on

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Stockholders' Equity (Continued)

February 14, 2007, to all shareholders of record as of January 29, 2007. On April 24, 2007, the Board of Directors declared a dividend of $ 0.44 per common share for the first quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on May 18, 2007, to all shareholders of record as of May 4, 2007. On July 23, 2007, the Board of Directors declared a dividend of $ 0.44 per common share for the second quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on August 17, 2007, to all shareholders of record as of August 3, 2007. On October 22, 2007, the Board of Directors declared a dividend of $ 0.465 per common share for the third quarter of 2007, which resulted in an aggregate dividend of $25.4 million, paid on November 16, 2007 to all shareholders of record as of November 2, 2007.

23 Earnings per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in thousands):

	2008	2007	2006
Numerator:
Net income	$117,060	$123,098	$65,419
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	54,557.1	54,557.5	46,750.7

24 Other income/(expenses), net

        Other income/(expenses), net, of $(1,060) thousand in 2008 mainly consists of a non-recurring expense of $1,636 thousand in relation to insurance expenses for the years of 2006 and 2007, which have been recorded in 2008 reflecting the contribution of our insurer to the exposure of the International Group of P&I Clubs. In addition, the Company early terminated and cash settled forwards with positive fair value of $471 thousand in September 2008 (refer to Note 16c, Financial Instruments).

        Other income/(expenses), net, of $14,560 thousand in 2007 mainly consists of a non-recurring gain of $15,905 thousand related to our leasing arrangements of the CSCL Europe, the MSC Baltic, the Maersk Derby, the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and their subsequent restructuring entered into in 2007 (refer to Note 12, Lease Arrangements). In addition, the Company recorded legal expenses in relation to this leasing arrangement of $205 thousand.

        Other income/(expenses), net, of $(18,476) thousand in 2006 mainly consists of a non-recurring expense of $18,714 thousand related to our leasing arrangements of the CSCL Europe, the MSC Baltic, the Maersk Derby, the Maersk Deva, the CSCL Pusan and the CSCL Le Havre (refer to Note 12, Lease Arrangements).

25 Discontinued Operations

        From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the "Drybulk Business"). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Discontinued Operations (Continued)

fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13), and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company's consolidated statements of income for the periods presented. The Company allocated to discontinued operations interest expense of nil, $0.4 million, $5.3 million for the years ended December 31, 2008, 2007 and 2006, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of. The Company allocated to discontinued operations an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007) for the year ended December 31, 2008. The Company allocated to discontinued operations gain on sale of vessels of $88.6 million for the year ended December 31, 2007. The Company allocated to discontinued operations gain on sale of vessels of $15.0 million for the year ended December 31, 2006.

        The following table represents the revenues and net income from discontinued operations for the years ended December 31 (in thousands):

	2008	2007	2006
Operating Revenues	$—	$6,515	$40,411
Net Income/(loss)	$(1,822)	$92,166	$35,663

        The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures contained in Notes 4 and 6 have also been modified to reflect the effects of these reclassifications on those disclosures.

26 Subsequent Events

        On January 2, 2009, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Monaco. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On February 2, 2009, the Company, as borrower, and certain of its vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2010 until the end of the first quarter of 2011. The interest rate on the credit facility will be LIBOR plus margin. The credit facility will be repaid in 20 equal, consecutive, semi-annual installments of $8.8 million, with the first installment due on December 30, 2011 and a final balloon payment of $122.8 million along with the final installment. As of June 30, 2009, the Company has drawn down an amount of $103.6 million to finance the delivery of Zim Dalian, as well as progress payments of the newbuildings HN N-220, HN N-223 and HN N-215. During the first quarter of 2009, we were in breach of the corporate leverage ratio and net worth covenants in relation to the above credit facility. We have entered into a covenant waiver agreement regarding the compliance of the above covenants pursuant to which the banks agreed not to exercise their rights to demand repayment of any amounts due under the above mentioned loan agreement as a result of the current and any future breaches of the respective covenants, up until

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Subsequent Events (Continued)

January 31, 2010. Dividends are restricted and will only be reinstated subject to the consent of all lending banks or to compliance with all covenants.

        On February 12, 2009, the Company signed an addendum to the management contract amending the management fees, effective January 1, 2009, to a fee of $575 per day, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for the remaining vessels in the fleet and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged.

        On March 11, 2009, the Company announced the suspension of dividend payments until such time as the Board of Directors, in consultation with management, determines that economic conditions allow cash dividend payments to be resumed.

        On March 31, 2009, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Dalian. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On June 26, 2009, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Luanda. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        In the first quarter of 2009, the Company came to an agreement with China Shipbuilding Trading Company to delay the delivery date of the five 8,530 TEU containerships under construction by approximately two hundred days each on average. In addition, the Company has come to an agreement with Hanjin Heavy Industries & Construction Company to delay the delivery date of the five 6,500 TEU and the five 3,400 TEU containerships under construction by approximately one quarter each. In the second quarter of 2009, the Company came to an agreement with Hyundai Samho Heavy Industries Co. Ltd. to delay the delivery date of the five 12,600 TEU containerships under construction by approximately one year each. Finally, the Company came to an agreement with Sungdong Shipping and Marine Engineering Co. Ltd. to delay the delivery of five 6,500 TEU containerships under construction for a period ranging from two to six months.

        The Company obtained written waivers for certain covenant breaches as of December 31, 2008, which are described as follows:

  •
  With respect to our $700.0 million senior revolving credit facility with The Royal Bank of Scotland we were in breach of the collateral coverage ratio and corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio and a relaxation of the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we are in compliance) in respect of the periods ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

  •
  With respect to our $700.0 million senior revolving credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio, the collateral coverage ratio and the minimum net worth covenants in respect of the year ended December 31, 2008 and up

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Subsequent Events (Continued)

    until January 31, 2010, with an increase in the interest rate margin by 1.8 percentage points per annum for the waiver period and an increase in the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan and a one-time fee of $2.1 million. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

  •
  With respect to our $148.0 million guarantee facility with HSH Nordbank AG we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver regarding the guarantee facility in respect of the year ended December 31, 2008 and up until October 1, 2010. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this facility.

  •
  With respect to our $60.0 million credit facility with HSH Nordbank AG we were in breach of the net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the minimum net worth covenant in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and an increase in the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as a one-time fee of 0.30 percentage points on the facility amount outstanding.

  •
  With respect to our $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Bank we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the year ended December 31, 2008 and compliance with the above covenants in respect of the year ended December 31, 2009, will be tested within 180 days following that date. In return, we will pay to the bank a one-time fee of $360,000 and the interest rate margin will be increased by 0.5 percentage points for the waiver period.

  •
  With respect to our $221.1 million credit facility with Credit Suisse we were in breach of the corporate leverage ratio and net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance with the above covenants in respect of the year ended December 31, 2008 and up until January 31, 2010. During the waiver period, we are not permitted to pay dividends in excess of $0.20 per share per annum (or $0.05 per share per quarter) without the consent of our lenders under this credit facility.

  •
  With respect to our $180.0 million credit facility with Deutsche Bank we were in breach of the corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance with the above covenants in respect of the year ended December 31, 2008 and up until January 31, 2010. In addition, we will pay to the bank a one-time of 0.3 percentage points on the loan amount.

  •
  With respect to our $156.8 million credit facility with Emporiki Bank we were in breach of the corporate leverage ratio and minimum net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter.