Form 20-F
period 2009-12-31
Danaos Corp
filed 2010-06-18
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2009, there were 54,550,858 shares of the registrant's common stock outstanding.

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

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards	☐ Other

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

  •
  our ability to enter into definitive documentation for the restructuring of certain of our existing credit facilities and new financing arrangements for which we have reached agreements in principle and satisfy the conditions thereto;

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

        As described in "Item 5. Operating and Financial Review and Prospects," we have reached an agreement in principle with our existing lenders to restructure our existing indebtedness, other than under our KEXIM and KEXIM-Fortis credit facilities, and agreements in principle for new financing arrangements. These agreements remain subject to the approval of the credit committees of the respective lenders, negotiation and execution of definitive documentation and other conditions, including our receipt of requisite proceeds from equity issuances.

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2009, reflecting the discontinued operations of the drybulk carriers owned by subsidiaries of Danaos Corporation between 2005 and 2007 as discontinued operations. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2009, 2008 and 2007, and the consolidated balance sheets at December 31, 2009 and 2008, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	In thousands, except per share amounts
STATEMENT OF INCOME
Operating revenues	$319,511	$298,905	$258,845	$205,177	$175,886
Voyage expenses	(7,346)	(7,476)	(7,498)	(5,423)	(3,883)
Vessel operating expenses	(92,327)	(89,246)	(65,676)	(52,991)	(45,741)
Depreciation	(60,906)	(51,025)	(40,622)	(27,304)	(22,940)
Amortization of deferred drydocking and special survey costs	(8,295)	(7,301)	(6,113)	(4,127)	(2,638)
Bad debt expense	—	(181)	(1)	(145)	(36)
General and administrative expenses	(14,541)	(11,617)	(9,955)	(6,413)	(3,914)
Gain/(loss) on sale of vessels	—	16,901	(286)	—	—

Income from operations	136,096	148,960	128,694	108,774	96,734

Interest income	2,428	6,544	4,861	3,605	6,345
Interest expense	(36,208)	(34,740)	(22,421)	(23,905)	(19,190)
Other finance (expenses)/income, net	(2,290)	(2,047)	(2,779)	2,049	(6,961)
Other (expenses)/income, net	(336)	(1,060)	14,560	(18,476)	(270)
(Loss)/gain on fair value of derivatives	(63,601)	(597)	183	(6,628)	2,831

Total other expenses, net	(100,007)	(31,900)	(5,596)	(43,355)	(17,245)

Net income from continuing operations	$36,089	$117,060	$123,098	$65,419	$79,489

Net (loss)/income from discontinued operations	$—	$(1,822)	$92,166	$35,663	$43,361

Net income	$36,089	$115,238	$215,264	$101,082	$122,850

PER SHARE DATA(i)(ii)(iii)
Basic and diluted net income per share of common stock from continuing operations	$0.66	$2.15	$2.26	$1.40	$1.79
Basic and diluted net (loss)/income per share of common stock from discontinued operations	$—	$(0.04)	$1.69	$0.76	$0.98
Basic and diluted net income per share of common stock	$0.66	$2.11	$3.95	$2.16	$2.77
Basic and diluted weighted average number of shares	54,550	54,557	54,558	46,751	44,308
CASH FLOW DATA
Net cash provided by operating activities	$93,166	$135,489	$158,270	$151,578	$162,235
Net cash used in investing activities	(372,909)	(511,986)	(687,592)	(330,099)	(40,538)
Net cash provided by/(used in) financing activities	281,073	433,722	549,742	183,596	(180,705)
Net increase/(decrease) in cash and cash equivalents	1,330	57,225	20,420	5,075	(59,008)
BALANCE SHEET DATA (at period end)
Total current assets	$300,504	$250,194	$92,038	$59,700	$64,012
Total assets	3,142,711	2,828,464	2,071,791	1,297,190	945,758
Total current liabilities, including current portion of long term debt	2,518,007	122,215	51,113	45,714	70,484
Current portion of long-term debt	2,331,678	42,219	25,619	22,760	57,521
Long-term debt, net of current portion	—	2,054,635	1,330,927	639,556	609,217
Total stockholders' equity	405,591	219,034	624,904	565,852	262,725
Common stock(i)(ii)(iii)	54,551	54,543	54,558	54,558	44,308
Share capital(i)	546	546	546	546	443

(i)
As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

(ii)
As adjusted for 15,000 shares repurchased in the open market during December 2008, held by the Company and reported as Treasury Stock as of December 31, 2008.

(iii)
As adjusted for 6,642 shares held by the Company and reported as Treasury Stock as of December 31, 2009.

        As a privately held company, we paid aggregate dividends of $244.6 million in 2005. We paid no dividends in 2006. We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008. In addition, we paid a dividend of $0.465 per share on May 14, 2008, August 20, 2008 and November 19, 2008, respectively. In the first quarter of 2009, our board of directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that affect our ability to pay dividends and we generally will not be permitted to pay cash dividends under the terms of the bank agreement and new financing agreements for which we have reached agreements in principle. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business—We are not permitted to pay dividends under the waiver agreements and amendments to our existing credit facilities, and under the agreements in respect of the restructuring of these facilities and the new financing arrangements for which we have reached agreements in principle, we generally will not be permitted to pay cash dividends." see "Item 8. Financial Information—Dividend Policy."

Capitalization and Indebtedness

        Not Applicable.

Reasons for the Offer and Use of Proceeds

        Not Applicable.

Risk Factors

Risks Inherent in Our Business

Our inability to comply with certain financial and other covenants under our loan agreements raises substantial doubt about our ability to continue as a going concern.

        As a result of the decline in the containership charter market and related decline in vessel values in the containership sector we are in breach of certain financial covenants under two of our credit facilities (our $60.0 million credit facility with HSH Nordbank and our $180.0 million credit facility with Deutsche Bank), under which an aggregate of $217.0 million was outstanding as of December 31, 2009, for which we have not obtained waivers. In addition, although we were in compliance with the covenants in our credit facility with the Export-Import Bank of Korea ("KEXIM")) under which $70.4 million was outstanding as of December 31, 2009, and have obtained waivers expiring on October 1, 2010 of covenant breaches under our other credit facilities, under the cross default provisions of the respective credit facilities our lenders could require immediate repayment of the outstanding debt under the respective credit facilities (see Note 13 to our consolidated financial statements included elsewhere in this annual report). In addition, were we to default on installment payments for our newbuilding containerships, for a number of which we have reached agreements in principle to finance with new credit facilities, but do not yet have definitive agreements in place, such default would also constitute an event of default under certain of our loan agreements. A total of $2.3 billion of our indebtedness as of December 31, 2009 has been reclassified as current liabilities as a result of our non-compliance with financial covenants contained in our loan agreements. As a result of this reclassification we had a working capital deficit of $2.2 billion as of December 31, 2009. Our independent registered public accounting firm included an explanatory paragraph in its opinion on our most recently audited financial statements for the year ended December 31, 2009 that expressed substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

        We have reached an agreement in principle with the lenders under all of our existing credit facilities, other than the lenders under our credit facilities with KEXIM and KEXIM-Fortis, for an agreement that, among other things, would provide for the waiver of any covenant breaches or defaults under our existing credit facilities with such lenders and the amendment of covenants. If, however, we are unable to enter into a definitive documentation for such agreement and otherwise satisfy the conditions thereto, including raising the requisite proceeds from equity issuances, or if the credit committees of the respective lenders do not approve the agreements, and we are unable to enter into agreements under our KEXIM and KEXIM-Fortis credit facilities, our lenders could accelerate our indebtedness under credit facilities in respect of which we do not have waivers, as well as our other credit facilities which contain cross-default provisions, or upon expiration of our existing waivers, if we are not then in compliance and are not able to obtain extensions, and foreclose upon the vessels in our fleet which could prevent us from continuing to conduct our business.

We are not and have not been in compliance with financial covenants contained in certain of our credit facilities and the current low containership charter rates and containership vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has adversely affected containership values since the middle of 2008. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we were in breach of covenants contained in two of our loan agreements as of December 31, 2009 for which we have not obtained waivers. We also had to obtain waivers of breaches of covenants in certain of our loan agreements as of December 31, 2008 and June 30, 2009 (see Note 13 to our consolidated financial statements included elsewhere in this annual report). In addition, although we were in compliance with the covenants in our credit facility with KEXIM, under the cross default provisions of this credit facility, and the cross default provisions of our credit facilities for which waivers were obtained during 2009, the lenders could require immediate repayment of the related outstanding debt.

        If we fail to enter into a definitive bank agreement, under which the lenders participating thereunder would waive any existing covenant breaches or defaults under our existing credit facilities (other than our KEXIM and KEXIM-Fortis credit facilities which will not be covered thereby), as well as agree to amend the covenants under our existing credit facilities, and fail to reach separate agreements in respect of our KEXIM and KEXIM-Fortis credit facilities, and we are not otherwise able to obtain waivers of our existing covenant breaches or extensions of our current waivers under our other credit facilities, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Any such acceleration, because of the cross-default provisions in our loan agreements, could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by our other lenders. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our ability to continue our business.

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and has had and may continue to have an adverse effect on our earnings, affect our compliance with our loan covenants and could result in us having to restructure our obligations.

        The abrupt and dramatic downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $20,000 in April 2010, after reaching a low of $6,400 in December 2009. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of containerized cargo carried by sea, which has resulted in a significant decline in the volume of cargo shipments, and the level of global trade, including exports from China to Europe and the United States. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have announced efforts to obtain third party aid and restructure their obligations. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity, as well as adversely affecting our ability to obtain the significant amount of additional financing needed to fund the remaining installments on our contracted newbuilding containerships. We have had to obtain waivers (or extensions of waivers) from the lenders under all but one of our credit facilities (our credit facility with KEXIM) because we have not been in compliance with the covenants contained in our loan agreements. In addition, we have not obtained waivers for new breaches as of December 31, 2009 under two of our credit facilities (our $60.0 million credit facility with HSH Nordbank and our $180.0 million credit facility with Deutsche Bank). The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessel acquisitions and newbuildings, the absence of an active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and widespread loan covenant defaults in the container shipping industry. As a result of this dramatic downturn in the container shipping industry, including any of these factors, it is possible that we could become unable to service our debt and other obligations, particularly if we are not able to enter into definitive documentation for the bank agreement in respect of restructuring our existing credit facilities and new financing arrangements for which we have reached agreements in principle, and could have to restructure our obligations, either as part of a court supervised process or otherwise.

Obtaining financing for 11 of our newbuildings is dependent upon our ability to enter into definitive agreements with existing lenders to restructure our existing indebtedness and provide additional financing.

        Our existing lenders with whom we have reached an agreement in principle for the restructuring of our existing indebtedness, have agreed, as part of the restructuring, to provide us with up to $426.4 million of new credit facilities for the $1.1 billion in funds we need to finance installment payments for 11 of our newbuildings. We have also reached agreements in principle for up to $393.4 million to finance additional installment payments for these newbuildings, which are scheduled to be delivered in 2011 and 2012. These agreements are not, however, binding contracts, and remain subject to approval by the credit committees of the respective lenders and certain conditions, including negotiation and execution of definitive documentation for each such agreement, our receipt of net proceeds of $200 million from equity issuances, including an investment by our Chief Executive Officer, and, in the case of the new credit facilities for which we have reached agreements in principle, our reaching separate agreements for amendments to our KEXIM and KEXIM-Fortis credit facilities. See "Item 5. Operating and Financial Review and Prospects—Bank Agreement," "—New Credit Facilities," "—Citi-CEXIM Credit Facility" and "—Hyundai Samho Vendor Financing." If we are unable to enter into definitive agreements with our lenders implementing our debt restructuring and the new credit facilities and other financing agreements, or to satisfy the conditions of these agreements, we will not be able to make the required installment payments on these newbuildings. If this were to occur, we could lose our advances for vessels under construction, which amounted to $1.0 billion as of May 31, 2010, excluding the $64.35 million in cash deposits that we agreed to forfeit in connection with the cancellation of three newbuildings in the first half of 2010 (together with $7.16 million of other capitalized expenses), and incur additional liability to charterers and shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell to third parties such newbuildings to the extent completed, and incur other costs. If we are unable to negotiate and enter into definitive documentation, and satisfy the other conditions to the new financing arrangements for which we have reached agreements in principle and we cannot arrange financing when these installment payments come due, we could exhaust our existing cash resources and available financing.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Our 45 containerships are currently employed under time charters with eleven liner companies, with 94% of our revenues in 2009 generated from six such companies. We have also arranged long-term time charters for each of our 20 contracted newbuilding containerships. We could lose a charterer or the benefits of a time charter if:

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

        A number of major liner companies, including some of our charterers, have announced efforts to obtain third party aid and restructure their obligations and request charter modifications, as well as an intention to reduce the number of vessels they charter-in, which circumstances may increase the likelihood of losing a charterer or the benefits of a time charter.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        The time charters on which we deploy our containerships generally provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has experienced severe declines since the second half of 2008, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations. For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle, as was recently the case with certain of our vessels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities. If charterers of our vessels were to fail to meet their obligations under the charters for our vessels or seek to reduce their charter rates thereunder, as part of a court-led restructuring or otherwise, we could be unable to service our debt and other obligations and could ourselves have to restructure our obligations, either as part of a court-supervised process or otherwise.

We depend upon a limited number of customers, some of which have acknowledged financial difficulties and announced efforts to restructure their obligations, for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, Hanjin Shipping, CMA CGM, HMM Korea and Yang Ming have represented substantial amounts of our revenue. In 2009, approximately 94% of our revenues from continuing operations were generated by six customers, China Shipping, CMA CGM, HMM Korea, Maersk, Yang Ming and ZIM, and in 2008 these six customers generated approximately 93% of our revenues from continuing operations. As of the date of this filing, we have charters for 4 of our existing vessels and none of our newbuildings with China Shipping, for 8 of our existing vessels and 7 of our newbuildings with CMA CGM, for 11 of our existing vessels and 5 of our newbuildings with HMM Korea, for 7 of our existing vessels and two of our newbuildings with Yang Ming and six of our existing vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues, some of which liner companies including CMA CGM and Zim have publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and announced efforts to obtain third party aid and restructure their obligations, including under charter contracts. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM is seeking to reduce and in some cases cancel certain vessel deliveries. It is impossible to predict the outcome of these discussions. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the increasing financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Although we have arranged charters for each of our 20 contracted newbuilding vessels, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

        We are dependent on the ability and willingness of the charterers to honor their commitments under the multi-year time charters we have arranged for each of our 20 contracted newbuilding vessels. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers' liner services could negatively affect our charterers' willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have announced efforts to obtain third party aid and restructure their obligations. In addition, if we fail to enter into definitive documentation for our new financing arrangements or otherwise fail to obtain financing for any of our newbuilding containerships, or otherwise fail to timely deliver such containerships to their respective charterers, such charterers may cancel their charter contracts with, and, possibly assert claims against, us. The combination of the current surplus of containership capacity, and the expected significant increase in the size of the world containership fleet over the next few years, as the high volume of containerships currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuilding vessels if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure would be at lower rates given currently depressed charter rates. As a result of the foregoing, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants in our credit facilities. If the charterers do not honor their commitments under these charters, we may have rights for certain claims, subject to the terms and conditions of each charter. However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

Our profitability and growth depend on the demand for containerships and the recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, has resulted and may continue to result in a decrease in containerized shipping volume, driving charter rates to significantly lower levels than the historic highs of the past few years. Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Since the second half of 2008, the ocean-going container shipping industry has experienced severe declines, with charter rates at significantly lower levels than the historic highs of the past few years. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global economic slowdown and disruptions in the credit markets have significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

  •
  port congestion.

        Consumer confidence and consumer spending have deteriorated significantly over the past year, and could remain depressed for an extended period. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. This decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. The charters for four of our existing vessels expire between July and November 2010. If the charter market is depressed, as it has been since the second half of 2008, when our vessels' charters expire, we may be forced to recharter the containerships, if we are able to recharter such vessels at all, at sharply reduced rates and possibly at a rate whereby we incur a loss. If we are unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. Moreover, a number of major liner companies, including some of our customers, have announced an intention to reduce the number of vessels they charter-in as part of an effort to reduce the size of their fleets to better align fleet capacity with the reduced demand for the marine transportation of containerized cargo, which may increase the difficulty of rechartering our vessels. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline further.

        Although showing signs of recovery, the United States and other parts of the world have exhibited weak economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and securities exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

        Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. Although we have not experienced any difficulties drawing on committed facilities to date, we may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due. Our failure to obtain the funds for these capital expenditures would have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

        We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline and could cause the price of our common stock to decline further.

Weak economic conditions throughout the world, particularly in the Asia Pacific region, and including due to the recent European Union sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

        Negative trends in the global economy that emerged in 2008 have continued through the first half of 2010. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have resulted in significant devaluation of the Euro, disruptions of financial markets throughout the world and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China and other countries in the Asia Pacific region may, however, experience slowed or even negative economic growth in the future. Moreover, the current slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece, and the resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers has decreased dramatically since the second half of 2008, placing significant financial pressure on liner companies and, in turn, decreasing demand for containerships and increasing our charter counterparty risk.

        The sharp decline in global economic activity since the second half of 2008 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies has decreased, with almost 12% of the world containership fleet estimated to be out of service at its high point as of December 2009, although the idle capacity of the global containership fleet had decreased to 6.8% of total fleet capacity as of the end of April 2010. Moreover, newbuilding containerships with an aggregate capacity of 4.4 million TEUs, representing approximately 33% of the world's fleet capacity as of April 2010, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. In 2009, a number of major liner companies, including some of our customers, announced plans to reduce the number of vessels they charter-in as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo. In some instances, these liner companies have announced efforts to obtain third party aid and restructure their obligations, including obligations under charter contracts.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, which are generally significantly above prevailing charter rates, under the charters for our vessels. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant losses which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

An over-supply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

        While the size of the containership order book has declined from historic highs since mid-2008, at the end of April 2010 newbuilding containerships with an aggregate capacity of 4.4 million TEUs, were under construction representing approximately 33% of existing global fleet capacity. The size of the orderbook is large relative to historic levels and, although some orders will likely be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. In 2009, a number of major liner companies, including some of our customers, announced plans to reduce the number of vessels they charter-in as part of their efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for the marine transport of containerized cargo. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. The charters for four of our exisiting vessels expire between July 2010 and November 2010.

We may be unable to draw down the full amount of our credit facilities, pursuant to the terms of the bank agreement with respect to restructuring our existing credit facilities and the new financing arrangements for which we have reached agreements in principle, and we may have difficulty obtaining other financing, particularly if the market values of our vessels further decline.

        There are restrictions on the amount of cash that can be advanced to us under our existing credit facilities and new credit facilities for which we have reached agreements in principle based on the market value of the vessel or vessels in respect of which the advance is being made, and other customary conditions to such advances. If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our credit facilities, pursuant to the terms of the bank agreement with respect to restructuring our existing credit facilities and the new financing arrangements for which we have reached agreements in principle, obtain other financing or incur debt on terms that are acceptable to us, or at all. We may also not be able to refinance our debt or obtain additional financing, particularly for our newbuilding vessels which have remaining installment payments well in excess of their current charter-free market value, to the extent we seek bank financing in addition to that contemplated by the bank agreement with respect to restructuring our existing credit facilities and the new financing arrangements for which we have reached agreements in principle. Any inability for us to draw down the full amount of our credit facilities due to the market value of our vessels or otherwise would have a material adverse effect on our liquidity and financial condition.

The bank agreement covering the restructuring of certain of our existing credit facilities and new financing arrangements, for which we have reached agreements in principle, will impose more stringent operating and financial restrictions on us which may, among other things, limit our ability to grow our business.

        Our existing credit facilities, under the terms of the agreement for which we have reached an agreement in principle, and our new credit facilities and financing arrangements for which we have reached agreements in principle, will impose more stringent operating and financial restrictions on us than those currently contained in our existing credit facilities. These restrictions, as described in "Item 5. Operating and Financial Review and Prospects," would generally preclude us from:

  •
  incurring additional indebtedness without the consent of our lenders, except to the extent the proceeds of such additional indebtedness is used to repay existing indebtedness;

  •
  creating liens on our assets, generally, unless for the equitable and ratable benefit of our existing lenders;

  •
  selling capital stock of our subsidiaries;

  •
  disposing of assets without the consent of the lenders with loans collateralized by such assets and, in case of such approval, using the proceeds thereof to repay indebtedness;

  •
  using a significant portion of the proceeds from equity issuances for any purpose other than to repay indebtedness;

  •
  using more than a minimal amount of our cash from operations from purposes other than repayment of indebtedness;

  •
  engaging in transactions that would constitute a change of control, as defined in such financing agreement, without repaying all of our indebtedness in full;

  •
  paying dividends, absent a substantial reduction in our leverage; or

  •
  changing our manager or certain members of our management.

        As a result we will have reduced discretion in operating our business and may have difficulty growing our business beyond our currently contracted newbuilding vessels. In addition, our respective lenders under these financing arrangements would, at their option, be able to require us to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of our company, which for these purposes and as further described in "Item 5. Operating and Financial Review and Prospects—Bank Agreement", includes Dr. Coustas ceasing to be our Chief Executive Officer, Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controlling more than 20% of the voting power of our outstanding capital stock.

        Certain of our existing credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including requirements to maintain minimum levels of market value adjusted net worth and stockholders' equity; minimum ratios of the market value of our fleet to net consolidated debt; minimum ratios of the aggregate market value of the vessels in our fleet securing a loan to the amount of debt outstanding under such loan; minimum ratios of market value adjusted stockholders' equity to total market value adjusted assets; maximum ratios of total liabilities to total market value adjusted assets; minimum cash and cash equivalents and minimum ratios of EBITDA to interest expense. These financial ratio and covenant requirements will be reset pursuant to the terms of the bank agreement for which we have reached an agreement in principle, and the new financing arrangements for which we have reached agreements in principle will contain financial covenants, such that we will be required to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S456, S457, S458, S459, S460, S461, S462, S463 and S4004) collateralizing the new credit facilities of $426.4 million for which we have reached agreements in principle, calculated on a charter-free basis, to (ii) our aggregate debt outstanding under such new credit facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts under our restructured and new credit facilities, through December 31, 2014, of $30.0 million at the end of each calendar quarter, other than during 2012 when we will be required to maintain a minimum amount of $20.0 million;

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as earnings before interest expense (plus or minus gains or losses under any hedging arrangements), tax depreciation, amortization and any other non-cash items provided that non-recurring items excluded from this calculation which shall not, after 2010, exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on September 30, 2010 to 4.75:1 on September 30, 2018;

  •
  ensure that the ratio of our (i) consolidated EBITDA (as defined above) for the last twelve months to (ii) net interest expense (defined as consolidated interest expense excluding consolidated capitalized interest less consolidated interest income and plus any realized losses or minus any realized gains on the fair value of derivatives as reflected in our income statement) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing up to 2.80:1 by September 30, 2018; and

  •
  maintain a consolidated market value adjusted net worth (defined as our total consolidated assets adjusted for the market value of our vessels less cash and cash equivalents in excess of our debt service requirements over our total consolidated liabilities and excluding changes in the fair value of derivatives as reflected in our balance sheet) of at least $400 million.

        If we fail to meet our payment or covenant compliance obligations under the terms of the bank agreement covering the restructuring of our existing credit facilities (other than our KEXIM and KEXIM-Fortis credit facilities) for which we have reached an agreement in principle or our other new financing arrangements for which we have reached agreements in principle, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. In addition, if we fail to enter into definitive documentation for the bank agreement and satisfy the conditions thereto, which contemplates waivers of any existing breaches under certain of our existing credit facilities, for some of which we do not have waivers, as well as covenant amendments, through December 31, 2018 and reach separate waiver or amendment agreements in respect of our KEXIM and KEXIM-Fortis credit facilities, we could face the same consequences as described in the preceding sentence, including due to cross default provisions in those credit agreements for which other covenant breaches have been waived. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

        One of our objectives over the mid- to long-term is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent months, in light of the dramatic downturn in the containership charter market, other containership owners, including many of the KG-model shipping entities, have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

        One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments, such as the one that currently exists, we would generally expect to target somewhat shorter charter terms of three to six years or even shorter periods. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed, as it is currently, or insufficient funds are available to cover our financing costs for related containerships.

Delays in deliveries of our additional 20 contracted newbuilding vessels could harm our business.

        The 20 contracted newbuilding vessels in our contracted fleet are expected to be delivered to us at various times between June 2010 and June 2012. Delays in the delivery of these vessels, or any other newbuilding containerships we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could result in the cancellation of those time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. In 2009, we reached agreements to delay the delivery of most of our containership newbuildings for periods of up to one year and in the first half of 2010 agreed to cancel three newbuildings and their related charter arrangements. As of May 31, 2010, after giving effect to the cancellation of the three newbuilding vessels in 2010, we expect to take delivery of seven newbuilding vessels in the remainder of 2010, eight in 2011 and five in 2012. The remaining capital expenditure installments for these vessels was approximately $480.6 million for the remainder of 2010, $540.7 million for 2011 and $448.6 million for 2012. Although the delivery delays arranged in 2009 will delay our funding requirements for the installment payments to purchase these vessels, it will also delay our receipt of contracted revenues under the charters for such vessels.

        The delivery of the newbuilding containerships could also be delayed because of, among other things:

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

  •
  hostilities or political or economic disturbances in the countries where the containerships are being built;

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

        The shipbuilders with which we have contracted for our 20 newbuildings may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

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

        The chartering arrangements with respect to the CMA-CGM Moliere, the CMA-CGM Musset, the CMA-CGM Nerval, the HN S4004 and the HN S4005 include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in September 2017, March 2018, May 2018, June 2018 and July 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

        In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and can not replace such arrangements with charters at comparable rates, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

We are not permitted to pay dividends under the waiver agreements and amendments to our existing credit facilities, and under the agreement in respect of restructuring such facilities and the new financing arrangements for which we have reached agreements in principle, we generally will not be permitted to pay cash dividends.

        Prior to 2009, we paid regular cash dividends on a quarterly basis. In the first quarter of 2009, our board of directors suspended the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Under the waivers and amendments to our credit facilities agreed to in 2009, we will need to obtain the consent of certain of our lenders to make future dividend payments, if any, during the period covered by such waivers. In addition, the bank agreement in respect of restructuring our existing credit facilities and our new financing arrangements for which we have reached agreements in principle would not permit us to pay cash dividends or repurchase shares of our common stock until the termination of such agreements in 2018, absent a significant decrease in our leverage.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our contractual obligations and, if permitted by our lenders and reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, even if our lenders agreed to allow dividend payments, our board of directors may exercise its discretion not to declare or pay dividends. If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels or grow our fleet, which would have a material adverse effect on our business.

        We must make substantial capital expenditures to maintain the operating capacity of our fleet and to grow our fleet. Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

        In order to fund our capital expenditures, other than installment payments for our currently contracted newbuilding vessels which we expect to fund with borrowings under the new financing arrangements for which we have reached agreements in principle, we generally plan to use equity financing given the restrictions that will be contained in our restructured credit facilities and new financing arrangements on the use of cash from our operations, debt financings and asset sales for purposes other than debt repayment. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Moreover, only a portion of the proceeds from any equity financings that we are able to complete will be permitted to be used for purposes other than debt repayment under our restructured and new financing arrangements. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels or grow our fleet or impair the values of our vessels and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

        As of May 31, 2010, we had outstanding indebtedness of $2.3 billion and we expect to incur substantial additional indebtedness, including under the existing and the new credit facilities and other financing arrangements for which we have reached agreements in principle in aggregate principal amounts of $1.2 billion, as we finance the $1.5 billion aggregate remaining purchase price for our 20 newbuilding containerships (following cancellation of three newbuildings in the first half of 2010) and, as market conditions warrant over the medium to long-term, further grow our fleet. Although we will not be required to make repayments of principal until December 31, 2012 under our existing credit facilities, other than our KEXIM and KEXIM-Fortis credit facilities, pursuant to the terms of the bank agreement in respect of restructuring such agreements for which we have reached an agreement in principle or under our new credit facilities for which we have reached agreements in principle, this level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

  •
  we will need to use substantially all of our cash from operations, as required under the terms of our financing arrangements for which we have reached agreements in principle, to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and, if permitted by our lenders and reinstated, dividends to our stockholders;

  •
  our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the bank agreement in respect of restructuring existing credit facilities and new credit facilities for which we have reached agreements in principle and a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders' equity, as well as charges against our income.

        We have entered into interest rate swaps, in an aggregate notional amount of $4.1 billion as of December 31, 2009 (of which $1.55 billion related to forward starting arrangements), generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $122.9 million as of December 31, 2009, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

        To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our consolidated statements of income. If our estimates of the forecasted incurrence of debt change, as they did as of December 31, 2009 due to the deferred delivery dates arranged for certain of our newbuildings and as we expect will occur as a result of the modified amortization of our existing credit facilities under the terms of the restructuring agreement for which we have reached in agreement in principle, our interest rate swap arrangements may cease to be effective as hedges and, therefore, cease to qualify for treatment as hedges for accounting purposes. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges for accounting and financial reporting purposes, are recognized in "Accumulated Other Comprehensive Loss" on our consolidated balance sheet in relation to the effective portion of our cash flow hedges and in our consolidated income statement in relation to the ineffective portion, and can affect compliance with the net worth covenant requirements in our credit facilities.

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

        We generate all of our revenues in United States dollars and for the year ended December 31, 2009, we incurred approximately 60% of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007. Subject to market conditions, including the availability of suitably configured vessels, we may reinvest in the drybulk sector of the shipping industry. Unless we acquire replacement drybulk carriers, we will rely exclusively on the cash flows generated from charters for our vessels that operate in the containership sector of the shipping industry. Due to our lack of diversification, adverse developments in the container shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

We may have difficulty properly managing our growth through acquisitions of additional vessels and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our financial condition and performance.

        To the extent market conditions warrant and we are able to obtain sufficient financing for such purposes in compliance with the restrictions in our financing arrangements for which we have reached agreements in principle, we intend to grow our business over the medium to long-term by ordering newbuilding containerships and through selective acquisitions of additional vessels. Future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

  •
  managing any expansion;

  •
  the operations of the shipyard building any newbuilding containerships we may order; and

  •
  obtaining required financing, within the restrictions placed on the use of funds by our contemplated new financing arrangements, on acceptable terms.

        Although charter rates and vessel values have recently declined significantly, along with the availability of debt to finance vessel acquisitions, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. Moreover, our financing arrangements for which we have reached agreements in principle will impose significant restrictions in our ability to use debt financing, or cash from operations, asset sales or equity financing, for purposes, such as vessel acquisitions, other than debt repayment without the consent of our lenders. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

Under the terms of a plea agreement, our manager pled to one count of negligent discharge of oil from the Henry (ex CMA CGM Passiflore) and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Any violation of the terms of the plea agreement, or any penalties or heightened environmental compliance plan requirements imposed as a result of any alleged discharge from any other vessel in our fleet calling at U.S. ports could negatively affect our operations and business.

        In the summer of 2001, one of our vessels, the Henry (ex CMA CGM Passiflore), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel's engine room. The U.S. Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel's engines. In connection with these events, our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Our manager also agreed to a probation period of three years and to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice, with half of the penalties to be applied to community service projects that would benefit, restore or preserve the environment and ecosystems in the central California area. Consistent with the government's practice in similar cases, our manager agreed to develop and implement an approved third-party consultant monitored environmental compliance plan, designate an internal corporate compliance manager, and arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. On August 14, 2006, the court accepted our manager's guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement. Our manager has developed and is implementing the environmental compliance plan. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

        Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

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

        It is further unclear what changes, if any, to the existing inspection and security procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers and complying with additional security procedures on board vessels, such as those imposed under the ISPS Code. Changes to the inspection and security procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current inspection or security procedures or future proposals that may not be fully recoverable from customers through higher rates or security surcharges.

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

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in January 2010, the Maran Centaurus, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $20 million, and was released in January 2010 upon a ransom payment of over $5 million. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the CSCL America (ex MSC Baltic), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561).

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

        In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the CSCL America (ex MSC Baltic), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest lifted.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 45 containerships had an average age (weighted by TEU capacity) of approximately 9.0 years as of May 31, 2010, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of the bank agreement in respect of restructuring our existing credit facilities and the new financing arrangements for which we have reached agreements in principle, Dr. Coustas ceasing to serve as our Chief Executive Officer, absent a successor acceptable to our lenders, would constitute an event of default under these agreements. If these certain individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

        Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager. Our management agreement with any new manager may not be as favorable.

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

We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.

        We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, Moody's Investor Services Inc. has recently downgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks to reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country's challenged economic prospects.

        We do not expect that any of our balances held with Greek financial institutions will be covered by insurance in the event of default by these financial institutions. The occurrence of such a default could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and could diminish our ability to pay dividends.

Risks Relating to Our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006, reaching a high of $40.26 per share in 2007 and a low of $2.72 per share in the third quarter of 2009, and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

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

We cannot be assured that we will be able to raise sufficient equity proceeds to satisfy the condition to our new credit facilities and a bank agreement covering the restructuring of our existing credit facilities that we raise net proceeds from equity issuances of $200 million or that we would be able to raise alternative debt financing sufficient to meet our future capital and operating needs. This or other future issuances of equity or equity-linked securities, or future sales of our common stock by existing stockholders, may result in significant dilution and adversely affect the market price of our common stock.

        A principal condition to the agreements in principle we have reached for new credit facilities and restructuring our existing credit facilities is that we raise net proceeds from equity issuances of $200 million, including an investment by our chief executive officer. In order to raise sufficient proceeds to satisfy this condition we will have to issue a substantial number of shares of our common stock, and there can be no assurance that we will be able to raise sufficient proceeds from, or even complete, such an equity offering, which will be subject to market conditions. Sales of a substantial number of shares of our common stock in such an equity offering or other sales in the public market, or the perception that these sales could occur, may depress the market price for our common stock. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. In addition, we have agreed to grant warrants to our existing lenders participating under the new credit facilities for which we have reached agreements in principle, upon entry into definitive documentation for such arrangements, for no additional consideration, entitling such lenders acquire up to an aggregate of 15 million additional shares of our common stock, which is equal to approximately 27.5% of our currently outstanding shares of common stock, at exercise price of $7. 0 per share.

        We may have to attempt to sell additional shares in the future to satisfy our capital and operating needs. In addition, lenders may be unwilling to provide future financing or may provide future financing only on unfavorable terms. In light of the restrictions on our use of cash from operations, debt financings and asset sales that we expect to be contained in our bank agreement for the structuring of our existing credit facilities and new credit facilities for which we have reached agreements in principle, to finance further growth beyond our contracted newbuildings we would likely have to issue additional shares of common stock or other equity securities. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. If made at currently prevailing prices, these sales would be significantly dilutive of existing stockholders.

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statement on Form F-3 registering under the Securities Act 44,318,500 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, in addition to securities issuable by us. In the aggregate these 44,318,500 shares represent approximately 81% of our outstanding common stock as of May 31, 2010. These shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owned, directly or indirectly, approximately 80% of our outstanding common stock as of May 31, 2010. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the bank agreement for restructuring our existing credit facilities and new financing arrangements for which we have reached agreements in principle, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

We are a "controlled company" under the New York Stock Exchange rules, and as such we are entitled to exemptions from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. We may utilize these exemptions, and currently a non-independent director serves on our compensation committee and on our nominating and corporate governance committees. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

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

        We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors. In addition, our respective lenders under our existing credit facilities covered by the bank agreement for the restructuring thereof and the new credit facilities for which we have reached agreements in principle will be entitled to require us to repay in full amounts outstanding under such credit facilities, if Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

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

        Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

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

        While there are legal uncertainties involved in this determination, including as a result of a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2009. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 45 containerships comprising our containership fleet as of May 31, 2010. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia and Cyprus, all of which are wholly-owned by us and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of May 31, 2010, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of May 31, 2010, we had a fleet of 45 containerships aggregating 193,629 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of May 31, 2010, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, United Arab Shipping Company ("UASC"), Wan Hai, The Containership Company ("TCC"), Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters that range from less than one to 18 years for vessels in our current fleet and our contracted newbuilding vessels.

Our Fleet

  General

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of May 31, 2010, our containership fleet was comprised of 45 containerships deployed on time charters. The average age (weighted by TEU) of the 45 vessels in our containership fleet was approximately 9.0 years as of May 31, 2010 and, upon delivery of all of our contracted vessels as of the end of the second quarter of 2012, the average age (weighted by TEU) of the 65 vessels in our containership fleet (assuming no other acquisitions or dispositions) will be approximately 6.0 years. As of May 31, 2010, the average remaining duration of the charters for our containership fleet, including our 20 contracted newbuilding vessels for each of which we have arranged charters, was 11.2 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 45 cellular containerships as of May 31, 2010.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CSCL America (ex MSC Baltic)(2)	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(3)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(3)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(3)	2010	6,500	12 years	April 2022	CMA-CGM
Hyundai Commodore (ex MOL Affinity)(4)	1992	4,651	8 years	March 2011	Hyundai
Hyundai Duke	1992	4,651	8 years	February 2011	Hyundai
Hyundai Federal (ex APL Confidence)(5)	1994	4,651	6.5 years	September 2012	Hyundai
Panamax
Marathonas (ex MSC Marathon)(6)	1991	4,814	5 years	September 2011	Maersk
Maersk Messologi	1991	4,814	5 years	September 2011	Maersk
Maersk Mytilini	1991	4,814	5 years	September 2011	Maersk
YM Colombo (ex Norasia Integra)(7)	2004	4,300	12 years	March 2019	Yang Ming

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
YM Singapore (ex Norasia Atria)(8)	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Bunga Raya Tiga (ex Maersk Derby)(9)	2004	4,253	1 year	March 2011	MISC
Bunga Raya Tujuh (ex Maersk Deva)(10)	2004	4,253	7 years	February 2011	Maersk
Al Rayyan (ex Norasia Hamburg)(11)	1989	3,908	3 years	January 2011	United Arab Shipping Co.
YM Yantian	1989	3,908	5 years	July 2011	Yang Ming
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	n/a	(16)
YM Milano	1988	3,129	7.5 years	May 2011	Yang Ming
CMA CGM Lotus (ex Victory I)(12)	1988	3,098	3 years	July 2010	CMA-CGM
CMA CGM Vanille (ex Independence)(13)	1986	3,045	3 years	July 2010	CMA-CGM
Henry (ex CMA CGM Passiflore)(14)	1986	3,039	0.5 years	October 2010	Wan-Hai
CMA CGM Elbe	1991	2,917	1 year	June 2011	TCC
CMA CGM Kalamata	1991	2,917	1 year	June 2011	TCC
CMA CGM Komodo	1991	2,917	1 year	June 2011	TCC
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai
Hanjin Montreal (ex Montreal Senator)(15)	1984	2,130	2.5 years	November 2010	Hanjin
			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	n/a	(16)

(1)
Earliest date charters could expire. Most charters include options to extend their terms.

(2)
On August 21, 2009, the MSC Baltic was renamed the CSCL America at the request of the charterer of this vessel.

(3)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million

(4)
On April 2, 2009, the MOL Affinity was renamed the Hyundai Commodore at the request of the charterer of this vessel.

(5)
On May 12, 2009, the APL Confidence was renamed the Hyundai Federal at the request of the charterer of this vessel.

(6)
On January 21, 2010, the MSC Marathon was renamed the Marathonas at the request of the charterer of this vessel.

(7)
On May 8, 2007, the Norasia Integra was renamed the YM Colombo at the request of the charterer of this vessel.

(8)
On December 28, 2007, the Norasia Atria was renamed the YM Singapore at the request of the charterer of this vessel.

(9)
On April 29, 2009, the Maersk Derby was renamed the Bunga Raya Tiga at the request of the charterer of this vessel.

(10)
On October 12, 2009, the Maersk Deva was renamed the Bunga Raya Tujuh at the request of the charterer of this vessel.

(11)
On February 2, 2008, the Norasia Hamburg was renamed the Al Rayyan at the request of the charterer of this vessel.

(12)
On August 8, 2007, the Victory I was renamed the CMA CGM Lotus at the request of the charterer of this vessel.

(13)
On August 6, 2007, the Independence was renamed the CMA CGM Vanille at the request of the charterer of this vessel.

(14)
On May 13, 2010, the CMA CGM Passiflore was renamed the Henry at the request of the charterer of this vessel.

(15)
On May 14, 2009, the Montreal Senator was renamed the Hanjin Montreal at the request of the charterer of this vessel.

(16)
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

        The specifications of our 20 contracted vessels under construction as of May 31, 2010 are as follows:

Name	Year Built	Vessel Size (TEU)	Shipyard	Expected Delivery Period	Time Charter Term(1)	Charterer
HN S4004(2)	2010	6,500	Sungdong	2nd Quarter 2010	12 years	CMA-CGM
HN N-220	2010	3,400	Hanjin	3rd Quarter 2010	10 years	n/a	(3)
HN S4005(2)	2010	6,500	Sungdong	3rd Quarter 2010	12 years	CMA-CGM
HN N-221	2010	3,400	Hanjin	3rd Quarter 2010	10 years	n/a	(3)
HN N-222	2010	3,400	Hanjin	4th Quarter 2010	10 years	n/a	(3)
HN N-223	2010	3,400	Hanjin	4th Quarter 2010	10 years	n/a	(3)
Hull No. S-461	2011	10,100	Hyundai Samho	1st Quarter 2011	12 years	n/a	(3)
Hull No. S-462	2011	10,100	Hyundai Samho	1st Quarter 2011	12 years	n/a	(3)
HN Z00001	2011	8,530	Shanghai Jiangnan	1st Quarter 2011	12 years	n/a	(3)
Hull No. S-463	2011	10,100	Hyundai Samho	2nd Quarter 2011	12 years	n/a	(3)
HN Z00002	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)
HN Z00003	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)
HN Z00004	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)
HULL 1022A	2011	8,530	Shanghai Jiangnan	3rd Quarter 2011	12 years	n/a	(3)
Hull No. S-456	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(3)
Hull No. S-457	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(3)
Hull No. S-458	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)
Hull No. S-459	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)
Hull No. S-460	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)
					Bareboat Charter Term(1)
HN N-215	2010	6,500	Hanjin	3rd Quarter 2010	18 years	n/a	(3)

(1)
Most charters include options to extend their terms.

(2)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(3)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of May 31, 2010, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, HMM, Maersk, MISC, TCC, Yang Ming, UASC, Wan Hai and ZIM Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 12 years with CMA-CGM, Yang Ming and two other accredited charterers for 19 of our contracted vessels and an 18-year bareboat charter with an accredited charterer for our other contracted vessel.

        The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from the third quarter of 2010 to the first quarter of 2028, with no more than 15 scheduled to expire in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

  Leasing Arrangements—CSCL Europe, CSCL America (ex MSC Baltic), Bunga Raya Tiga (ex Maersk Derby), Bunga Raya Tujuh (ex Maersk Deva), CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561)

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the CSCL America (ex MSC Baltic), the Bunga Raya Tiga (ex Maersk Derby), the Bunga Raya Tujuh (ex Maersk Deva), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

        On July 19, 2006, legislation was enacted in the United Kingdom that would have resulted in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to the original leasing transactions at their inception. Accordingly, the put option price that was part of the original leasing arrangements would have been increased to compensate the counterparties for the loss of these benefits. In 2006 we recognized an expense of $12.8 million, which is the amount by which we expected the increase in the put price to exceed the cash benefits we had expected to receive, and had expected to retain, from these transactions. The October 5, 2007 restructuring of these leasing arrangements eliminated this put option and the $12.8 million expense recorded in 2006, was reversed and recognized in earnings in the fourth quarter of 2007.

  Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, March 2018, May 2018, June 2018 and July 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

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

Management of Our Fleet

        Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term that expired on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. On February 12, 2009, we signed an addendum to the management contract changing the management fees we pay, effective January 1, 2009 and, on February 8, 2010, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2010. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

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

        On February 8, 2010, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. All commissions to the manager remained unchanged. The incremental amount of the management fees above the levels agreed for 2009 are payable by us, as accrued until the date of payment, at any time before the end of 2010.

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

Crewing and Employees

        We have four shore-based employees, our chief executive officer, our chief financial officer, our chief operating officer and our deputy chief financial officer. As of December 31, 2009, 822 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed approximately 121 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
Maersk Mytilini	March 2011	January 2011
CMA CGM Lotus	January 2011	January 2011
Maersk Messologi	March 2011	March 2011
CMA CGM Kalamata	March 2010	March 2011
CMA CGM Vanille	March 2011	March 2011
Marathonas	June 2010	April 2011
Hanjin Montreal	September 2010	May 2011
Al Rayyan	November 2012	June 2011
Hyundai Commodore	September 2010	July 2011
CMA CGM Elbe	August 2011	August 2011
CMA CGM Komodo	August 2011	August 2011
CSCL Pusan	November 2011	September 2011
Henry	October 2011	October 2011
CSCL Le Havre	November 2011	November 2011
Hyundai Vladivostok	October 2010	July 2012
Hyundai Federal	October 2010	July 2012
Hyundai Advance	January 2011	July 2012
Hyundai Stride	December 2010	September 2012
YM Seattle	December 2010	September 2012
Hyundai Future	December 2010	September 2012
YM Vancouver	February 2011	November 2012
Hyundai Sprinter	March 2011	December 2012
Hyundai Progress	May 2011	March 2013

Vessel Name	Next Survey	Next Drydocking
Hyundai Highway	June 2011	March 2013
Hyundai Bridge	June 2011	March 2013
YM Milano	November 2011	June 2013
Zim Rio Grande	October 2011	July 2013
Zim Sao Paolo	December 2011	September 2013
Hyundai Duke	January 2011	October 2013
Zim Kingston	February 2012	November 2013
Zim Monaco	April 2012	January 2014
YM Yantian	October 2012	February 2014
CSCL Europe	August 2011	February 2014
Bunga Raya Tujuh	June 2012	February 2014
Zim Dalian	June 2012	March 2014
YM Colombo	March 2012	March 2014
Bunga Raya Tiga	July 2012	April 2014
Zim Luanda	September 2012	June 2014
CSCL America	November 2011	August 2014
YM Singapore	September 2012	September 2014
CMA CGM Moliere	March 2012	September 2014
CMA CGM Musset	September 2012	March 2015
CMA CGM Nerval	November 2012	May 2015
Hanjin Buenos Aires	November 2012	May 2015

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years. Vessels under bareboat charter, such as the YM Mandate, are drydocked by their charterers.

        Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship-owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being "in class" by Lloyds Register of Shipping, Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping or RINA SpA.

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

        We carry a minimum loss of hire coverage only with respect to the CSCL America (ex MSC Baltic), the CSCL Europe, the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to cover standard requirements of KEXIM, the bank providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a very limited number of off-hire days.

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

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management.

These laws and regulations include the U.S. Oil Pollution Act of 1990 (OPA), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Clean Water Act, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements and various Safety of Life at Sea (SOLAS) amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

        A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and, particularly, terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19,

2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emission standards that will enter into force in July 2010. The United States ratified the amendments in October 2008, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. The new standards seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, such as the United States and Canadian coastal areas recently designated by IMO's Marine Environment Protection Committee (MEPC). We may incur costs to install control equipment on our engines in order to comply with the new requirements. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

        The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, which was adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a Safety Management System. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. Our entire fleet has been issued a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention.

  Environmental Regulation—The U.S. Oil Pollution Act of 1990 ("OPA")

        OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. It applies to discharges of any oil from a vessel, including discharges of fuel oil and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States' territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or bunkers) in our vessels, making our vessels subject to the OPA requirements.

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

        Effective July 31, 2009, the U.S. Coast Guard increased the limits of OPA liability to the greater of $1000 per ton or $854,400 for non-tank vessels and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

        The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase the costs of obtaining this insurance for us and our competitors.

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

        We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

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

  Environmental Regulation—CERCLA

        CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. The U.S. Coast Guard's financial responsibility regulations under OPA also require vessels to provide evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations that took effect on February 6, 2009, we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters after September 19, 2009 unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters.

  Environmental Regulation—The Clean Air Act

        The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called "Category 3 "marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. However, on April 30, 2010, EPA adopted more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines installed on vessels registered or flagged in the U.S. We may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. California has adopted limits on particulate matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Compliance is to be achieved through the use of marine diesel oil with a sulfur content not exceeding .1% by weight, or marine gas oil, or through alternative means of emission control, such as the use of shore-side electrical power or exhaust emission controls. These rules were struck down by the Ninth Circuit Court of Appeals in February 2008 on the grounds that they were preempted by the CAA, and in May 2008 California was permanently enjoined from enforcing the rules. However, the state has requested EPA to grant it a waiver under the CAA to enforce its invalidated vessel emission standards, and the Center for Biological Diversity has petitioned EPA to regulate black carbon emissions from vessels and other sources. The California Air Resources Board also adopted fuel content regulations effective July 1, 2009 that apply to all vessels sailing within 24 miles of the California coast and whose itineraries call for them to enter California ports, terminal facilities or estuarine waters. If new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. In August 2009 the Coast Guard published proposed amendments to its ballast water management regulations that could ultimately set maximum acceptable discharge limits for various invasive species and/or lead to requirements for active treatment of ballast water.

        A number of bills relating to ballast water management have been introduced in the U.S. Congress, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of April 30, 2010, the BWM Convention has been ratified by 24 states, representing 23.29% of world tonnage.

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

        Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any binding commitments. Instead, the participating countries developed an accord regarding a framework for negotiations in 2010 that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The EU intends to expand its emissions trading scheme to vessels, and the IMO's MEPC is developing technical and operational measures to limit emissions of greenhouse gases from international shipping for consideration by IMO this fall. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and that emissions from new motor vehicles and motor vehicle engines contribute to concentrations of greenhouse gases in the atmosphere. In connection with these findings, EPA has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The U.S. Congress is also considering climate change initiatives. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

        The U.S. Coast Guard regulations are intended to align with international maritime security standards and exempt non-U.S. vessels that have a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code from the requirement to have a U.S. Coast Guard approved vessel security plan. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements. Our fleet, as part of our continuous improvement cycle, is reviewing vessels SSPs and is maintaining best Management practices during passage through security risk areas.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Our fleet as of May 31, 2010 consisted of 45 containerships and, as described below, as of that date we had newbuilding contracts for an additional 20 containerships, which we currently expect will be delivered to us by the end of June 2012.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of May 31, 2010, 44 containerships in our fleet were employed on time charters and one vessel was employed on a bareboat charter. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

        The average number of containerships in our fleet for the years ended December 31, 2009, 2008 and 2007 was 40.5, 37.7 and 32.3, respectively.

        As of May 31, 2010, we had newbuilding contracts with Hyundai Samho, Hanjin, Shanghai Jiangnan and Sungdong for an additional 20 containerships with an aggregate capacity of 169,050 TEUs, with scheduled deliveries to us from June 2010 through June 2012.

        After delivery of these 20 containerships, our containership fleet of 65 vessels will have a total capacity of 362,679 TEUs, assuming we do not acquire any additional vessels or dispose of any of our vessels.

        As of May 31, 2010, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, HMM, Maersk, MISC, TCC, Yang Ming, UASC, Wan Hai and Zim Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 12 years with CMA-CGM, Yang Ming and two other accredited charterers for 19 of our contracted vessels and an 18-year bareboat charter with an accredited charterer for our other contracted vessel.

        As described below, we have reached an agreement in principle with our existing lenders to restructure our existing indebtedness, other than under our KEXIM and KEXIM-Fortis credit facilities, and agreements in principle for new financing arrangements. These agreements are non-binding and remain subject to the approval of the credit committees of the respective lenders, negotiation and execution of definitive documentation and other conditions, including our receipt of requisite proceeds from equity issuances.

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

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, March 2018, May 2018, June 2018 and July 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. We sold the APL Belgium, a 5,506 TEU containership, to APL-NOL pursuant to the terms of purchase option contained in the charter for this vessel in January 2008 and in addition, we sold the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg, in January, May, October and December 2008, respectively, and the MSC Eagle in January 2010. Three of our vessels and two of our newbuildings, which have an aggregate capacity of 32,500 TEUs, are also subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on specified dates expected, based on the respective expected delivery dates for these vessels, to fall in September 2017, March 2018, May 2018, June 2018 and July 2018, respectively. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 23 total off-hire days for our entire fleet during 2009 other than for scheduled drydockings and special surveys and 26 total off-hire days for our entire fleet during 2008, other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        Revenues from multi-year period charters comprised substantially all of our revenues from continuing operations for the years ended December 31, 2009, 2008 and 2007. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. In 2009, we arranged, in cooperation with our charterers, delays in the delivery of most of our contracted vessels for periods ranging between two months and one year and, in the first half of 2010, agreed to cancel three of our newbuilding vessels, which delays and cancellations are factored into the below table. See "Item 3. Key Information—Risk Factors—Delays in deliveries of our additional 20 newbuilding containerships could harm our operating results". Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2009, based on contracted charter rates, from our charter arrangements for our containerships having initial terms of more than 12 months and giving effect to the cancellation of three newbuildings and their associated charters in the first half of 2010, is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business." In addition, our ability to obtain financing for 11 of our newbuildings is dependent upon our ability to enter into definitive agreements with existing lenders to restructure our existing indebtedness and provide additional financing for such newbuildings and other financing agreements for which we have reached agreements in principle.

Contracted Revenue from Multi-Year Charters as of December 31, 2009(1)
(amounts in millions of U.S. dollars)

Number of Vessels(2)	2010	2011 - 2012	2013 - 2014	2015 - 2019		2020 - 2028		Total
66.0(3)(4)	$352.5	$951.5	$1,102.2	$2,497.2	(5)	$1,246.4	(5)	$6,149.8

(1)
Annual revenue calculations are based on an assumed 364 revenue days per annum representing contracted fees, based on contracted charter rates from our current charter agreements. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and us. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

(2)
Includes four containerships we have taken delivery of in 2010, the CMA CGM Musset, the CMA CGM Nerval, the YM Mandate and the Hanjin Buenos Aires, and 20 newbuilding containerships, the HN S4004, the HN S4005, the HN N-215, the HN N-220, the HN N-221, the HN N-222, the HN N-223, the HN Z00001, the HN Z00002, the HN Z00003, the HN Z00004, the Hull 1022A, the Hull No. S-456, the Hull No. S-457, the Hull No. S-458, the Hull No. S-459, the Hull No. S-460, the Hull No. S-461, the Hull No. S-462 and the Hull No. S-463, expected to be delivered to us in 2010, 2011 and 2012. The contracted revenue shown in the above table from these newbuildings for the specified periods is as follows: $59.2 million in 2010, $526.1 million in 2011-2012, $719.6 million in 2013-2014, $1,767.4 million in 2015-2019, $1,183.5 million in 2020-2028. The table also includes one over 30-year old containership, the MSC Eagle, and revenue from its charter prior to its sale, which was sold by us on January 22, 2010. The table excludes three 6,500 TEU newbuilding vessels, the HN N-216, the HN N-217 and the HN N-218, we agreed to cancel in the first half of 2010. See "Item 3. Key Information—Risk Factors—Although we have arranged charters for each of our 20 newbuilding containerships, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness" and "Item 3. Key Information—Risk Factors—Obtaining financing for 11 of our newbuildings is dependent upon our ability to enter into definitive agreements with existing lenders to restructure our existing indebtedness and provide additional financing."

(3)
Includes the CMA CGM Moliere delivered to us in 2009, the CMA CGM Musset and the CMA CGM Nerval delivered to us during the first half of 2010, as well as two more vessels under construction, the HN S4004 and the HN S4005, which are each subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, March 2018, May 2018, June 2018 and July 2018, respectively, each for $78.0 million. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(4)
As of May 31, 2010, we have agreed to cancel three 6,500 TEU newbuilding vessels and their associated charters and accordingly the table above excludes revenues of $553.1 million under such chartering arrangements.

(5)
An aggregate of $242.5 million ($48.5 million with respect to each newbuilding vessel) of revenue with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the HN S4004 and the HN S4005, following September 2017, March 2018, May 2018, June 2018 and July 2018, respectively, is included in the table because we cannot predict the likelihood of these options being exercised.

        We generally do not charter our containerships in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel-owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.5% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 2.5% to some of our charterers. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. Since July 1, 2005, we have paid and will pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel.

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

        Under multi-year time charters, such as those on which we charter the 45 containerships in our current fleet, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as the one on which we chartered one of our containerships in our fleet that was sold in the second quarter of 2008, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

        Major overhaul performed during drydocking is differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel's certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters and anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and manoeuvre vessel components, which are not available at regular ports.

        Repairs and maintenance normally performed during operation either at port or at sea have the purpose of minimizing wear and tear to the vessel caused by a particular incident or normal wear and tear. Repair and maintenance costs are expensed as incurred.

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

  General and Administrative Expenses

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

        On February 8, 2010, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. All commissions to the manager remained unchanged. The incremental amount of the management fees shall be paid, as accrued until the date of payment, at any time before the end of 2010.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

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

  (Loss)/Gain on Fair Value of Derivatives

        The interest rate swap arrangements we enter into are generally based on the forecasted delivery of vessels we contract for and our debt financing needs associated therewith. A portion of these interest rate swap agreements were effective as hedges as of December 31, 2009 under the applicable accounting guidance, while a portion were not. If our estimates of the forecasted timing of the incurrence of such debt change, as they did as of December 31, 2009, due to the deferred delivery dates for certain of our newbuildings which we agreed in 2009 and as we expect will occur as a result of the modified variable amortization of our existing credit facilities under the terms of the bank agreement restructuring such facilities for which we reached an agreement in principle, as well as the cancellation of three newbuildings in 2010 resulting in reduced forecasted debt needs, our interest rate swap arrangements may cease to be effective as hedges. Any such resulting hedge ineffectiveness of our swap arrangements is recognized in our consolidated statement of income and may result in the reclassification of unrealized losses or gains from "Accumulated other comprehensive (gain) loss" in our consolidated balance sheet to our consolidated statement of income. As of December 31, 2009, the total notional amount of our interest rate swap arrangements was $4.1 billion.

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

  Year ended December 31, 2009 compared to the year ended December 31, 2008

        During the year ended December 31, 2009, we had an average of 40.5 containerships as compared to 37.7 containerships for 2008. During 2009, we took delivery of four vessels, the Zim Monaco on January 2, 2009, the Zim Dalian on March 31, 2009, the Zim Luanda on June 26, 2009 and the CMA CGM Moliere on September 28, 2009.

  Operating Revenue

        Operating revenue increased 6.9%, or $20.6 million, to $319.5 million in the year ended December 31, 2009, from $298.9 million in the year ended December 31, 2008. The increase was primarily attributed to the addition to our fleet of four vessels, which collectively contributed revenues of $22.0 million during the year ended December 31, 2009.

        In addition, three 2,200 TEU containerships, the Hyundai Progress, the Hyundai Highway and the Hyundai Bridge, as well as, three 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo and the ZIM Kingston, which were added to our fleet on February 11, 2008, March 18, 2008 and March 20, 2008, July 4, 2008, September 22, 2008 and November 3, 2008, contributed incremental revenues of $20.4 million during the year ended December 31, 2009 compared to 2008. These additional contributions to revenue were offset in part by our sale of five vessels in 2008, which vessels, as a result, contributed $12.4 million during the year ended December 31, 2008 compared to no revenues in the year ended December 31, 2009. The balance of $9.4 million is mainly attributable to revenue lost due to off-hire days, as well as re-chartering of two of our vessels at reduced charter rates.

  Voyage Expenses

        Voyage expenses decreased 2.7%, or $0.2 million, to $7.3 million in the year ended December 31, 2009, from $7.5 million for the year ended December 31, 2008. Voyage expenses mainly relate to address and brokerage commissions, as well as commissions on gross revenue paid to our manager.

  Vessel Operating Expenses

        Vessel operating expenses increased 3.5%, or $3.1 million, to $92.3 million in the year ended December 31, 2009, from $89.2 million in the year ended December 31, 2008. The increase was due to the increase in the average number of our vessels in our fleet during the year ended December 31, 2009 compared to the year ended December 31, 2008.

        This overall increase was offset in part by the lower average daily operating cost per vessel of $6,241 for the year ended December 31, 2009 compared to $6,574 for the year ended December 31, 2008.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs increased 13.7%, or $1.0 million, to $8.3 million in the year ended December 31, 2009, from $7.3 million in the year ended December 31, 2008. The increase reflects higher drydocking costs incurred, which were subject to amortization during the year ended December 31, 2009 compared to 2008.

  Depreciation

        Depreciation expense increased 19.4%, or $9.9 million, to $60.9 million in the year ended December 31, 2009, from $51.0 million in the year ended December 31, 2008. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the year ended December 31, 2009, compared to 2008.

  General and Administrative Expenses

        General and administrative expenses increased 25.0%, or $2.9 million, to $14.5 million in the year ended December 31, 2009, from $11.6 million in the year ended December 31, 2008. The increase was mainly a result of increased fees of $1.7 million paid to our Manager in the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the increase in the average number of our vessels in our fleet and an increase of the fees paid to our manager since January 1, 2009. Furthermore, various other general and administrative expenses related to legal and other advisory fees increased by $1.2 million in the year ended December 31, 2009 compared to 2008.

  Gain/(Loss) on Sale of Vessels

        For the year ended December 31, 2009, we did not sell any vessels. For the year ended December 31, 2008, the gain on sale of vessels reflects the sale of the APL Belgium, the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg for $44.5 million, $11.2 million, $15.8 million, $10.2 million and $4.9 million, respectively, resulting in an aggregate net gain of $16.9 million during the year ended December 31, 2008.

  Interest Expense, Interest Income, and Other Finance (Expenses) Income, Net

        Interest expense increased 4.3%, or $1.5 million, to $36.2 million in the year ended December 31, 2009, from $34.7 million in the year ended December 31, 2008. The change in interest expense was due to the increase in our average debt by $511.2 million to $2,226.6 million in the year ended December 31, 2009 from $1,715.4 million in the year ended December 31, 2008, as well as, the increased margins over LIBOR on which our indebtedness is subject to, following our agreements with our lenders to waive certain covenant breaches as of December 31, 2008 and June 30, 2009, partially offset by decrease of LIBOR payable under our credit facilities in the year ended December 31, 2009 compared to the year ended December 31, 2008. The financing of our extensive newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $33.1 million for the year ended December 31, 2009 compared to $36.9 million of capitalized interest for the year ended December 31, 2008.

        Interest income decreased by $4.1 million, to $2.4 million in the year ended December 31, 2009, from $6.5 million in the year ended December 31, 2008. The decrease in interest income is mainly attributed to lower interest rates on which our cash balances were subject to, partially offset by higher average bank deposits during the year ended December 31, 2009 compared to the year ended December 31, 2008.

        Other finance cost, net, increased by $0.3 million, to $2.3 million in the year ended December 31, 2009, from $2.0 million in the year ended December 31, 2008.

  Other Income/(Expenses), Net

        Other income/(expenses), net, decreased by $0.8 million, to an expense of $0.3 million in the year ended December 31, 2009, from an expense of $1.1 million in the year ended December 31, 2008. The decrease in other income/(expenses) is mainly attributed to a non-recurring expense of $1.6 million recorded in the year ended December 31, 2008 in relation to insurance for the years of 2006 and 2007, reflecting the contribution of our insurer to the exposure of the International Group of Protection & Indemnity Clubs.

  (Loss)/Gain on Fair Value of Derivatives

        Loss on fair value of derivatives, increased by $63.0 million, to a loss of $63.6 million in the year ended December 31, 2009, from a loss of $0.6 million in the year ended December 31, 2008. The increase is attributable to non-cash losses due to changes in the fair value of interest rate swaps of $29.5 million recorded in our consolidated statement of income in 2009, due to hedge accounting ineffectiveness, compared to $2.4 million gain in 2008, as well as realized losses on interest rate swap hedges of $34.1 million recorded in our consolidated statement of income during the year ended December 31, 2009, mainly attributed to reduced LIBOR payable on our credit facilities against LIBOR fixed through our interest rate swaps, compared to a $3.0 million loss in the year ended December 31, 2008. In addition, realized losses on cash flow hedges of $36.3 million and $11.6 million in the years ended December 31, 2009 and 2008, respectively, were deferred and recorded in "Accumulated Other Comprehensive Loss", rather than such realized losses being recognized as an expense, and will be reclassified into earnings over the depreciable life of these vessels under construction, which are financed by loans for which their interest rate has been hedged by our interest rate swap contracts.

        During 2009, we entered into agreements with the shipyards to defer the delivery of certain newbuildings, resulting in a reassessment of the forecasted debt required to build these vessels in relation to the timing of forecasted debt draw downs expected during the construction period of such vessels. The interest rate swaps entered by us in the past, which are accounted for as cash flow hedges, were based on the originally forecasted delivery of vessels and the respective debt needs. As of December 31, 2009, we revised our estimates of the forecasted debt timing, which resulted in hedge ineffectiveness of $(21.4) million recorded in the consolidated statement of income, reclassification of $(18.1) million of unrealized losses from "Accumulated other comprehensive loss" in our consolidated balance sheet to the consolidated statement of income and unrealized gains of $8.2 in relation to fair value changes of interest rate swaps for the fourth quarter of 2009, which were recorded in the consolidated statement of income due to the retrospective effectiveness testing failure of certain swaps. The total fair value change of the interest rate swaps for the period January 1, 2009 to December 31, 2009, amounted to $155.3 million.

  Discontinued Operations

        We had no net income/(loss) from discontinued operations in 2009 compared to a loss of $(1.8) million in the year ended December 31, 2008, primarily reflecting an expense of $(1.5) million recorded during 2008 following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007). As discussed in Note 25 to our Consolidated Financial Statements included elsewhere in this annual report, we have determined that our drybulk business should be reflected as discontinued operations.

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

  Interest Expense, Interest Income, and Other Finance (Expenses) Income, Net

        Interest expense increased 54.9%, or $12.3 million, to $34.7 million in the year ended December 31, 2008, from $22.4 million in the year ended December 31, 2007. The change in interest expense was due to the increase in our average debt by $882.8 million to $1,715.4 million in the year ended December 31, 2008 from $832.6 million in the year ended December 31, 2007. Our extensive newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $36.9 million for the year ended December 31, 2008 as opposed to $22.9 million of capitalized interest for the year ended December 31, 2007.

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

  Other Income/(Expenses), Net

        Other income/(expenses), net, decreased by $15.7 million, to an expense of $(1.1) million for the year ended December 31, 2008, from an income of $14.6 million in the year ended December 31, 2007. The decrease in other income/(expenses) is mainly attributed to a non-recurring net gain of

$15.9 million related to restructuring of our leasing arrangements for the CSCL Europe, the MSC Baltic, the Bunga Raya Tiga (ex Maersk Derby), the Bunga Raya Tujuh (ex Maersk Deva), the CSCL Pusan and the CSCL Le Havre and their subsequent restructuring entered into in 2007, as detailed in Note 12(a) in the notes to the consolidated financial statements included in this annual report. In addition, during the fourth quarter of 2008, we recorded a non-recurring expense of $1.6 million in relation to insurance for the years of 2006 and 2007, reflecting the contribution of our insurer to the exposure of the International Group of Protection & Indemnity Clubs.

  (Loss)/Gain on Fair Value Derivatives

        (Loss)/gain on derivatives decreased by $0.8 million, to a $(0.6) million loss in the year ended December 31, 2008, from a $0.2 million gain in the year ended December 31, 2007. The decrease is attributable to unrealized gains on derivatives of $2.4 million recorded in our consolidated statement of income in 2008 compared to $(0.2) million loss in 2007. Furthermore, we realized losses on derivatives of $3.0 million recorded in our consolidated statement of income during the year ended December 31, 2008 compared to $0.4 million gain in 2007.

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

        Our primary short-term liquidity needs are to fund our vessel operating expenses, loan amortization and interest payments. Our medium-term liquidity needs primarily relate to the purchase of the 20 additional containerships as of May 31, 2010, for which we have contracted and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating $1.5 billion as of May 31, 2010. Our long-term liquidity needs primarily relate to debt repayment. We anticipate that our primary sources of funds will be cash from our existing credit facilities and additional credit facilities and financing arrangements for which we have reached agreements in principle as described below, cash from operations and equity and equity-linked financings. Specifically, we have reached agreements in principle for an agreement (the "Bank Agreement") in respect of our existing financing arrangements, other than our KEXIM and KEXIM-Fortis credit facilities, and for new credit facilities from certain of our current lenders aggregating approximately $426.4 million. In addition, we have reached an agreement in principle with Citibank and the Export-Import Bank of China for a new $203.4 million credit facility (the "Citi-CEXIM Credit Facility"), in respect of which the China Export & Credit Insurance Corporation (or Sinosure) would cover certain risks, as well as guarantee our obligations in certain circumstances, and an agreement in principle with Hyundai Samho Shipyard (the "Hyundai Samho Vendor Financing") to finance 15%, or $190.0 million, of the aggregate purchase price of eight of our newbuilding containerships. Our receipt of net proceeds from equity issuances of $200 million, including an investment by our Chief Executive

Officer, will be among the conditions to the Bank Agreement and new credit facilities. Any such equity offering is subject to, among other things, market conditions and there is no assurance that such an offering will be completed. We believe that, so long as we are able to enter into and comply with the terms of the definitive agreements for these arrangements, including raising the requisite net proceeds from equity issuances and the satisfaction of the other conditions thereto, we will be able to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs.

        In the first half of 2010, we agreed to cancel newbuilding contracts for three 6,500 TEU containerships which were scheduled to be delivered to us in 2012, in return for the shipyard retaining $64.35 million in previously paid deposits for such vessels and to write-off other capitalized expenses of $7.16 million, and we entered into agreements to cancel the charters for such vessels. As of May 31, 2010, after giving effect to these cancellations, the remaining capital expenditure installments for our 20 newbuilding vessels were approximately $480.6 million for the remainder of 2010, $540.7 million for 2011 and $448.6 million for 2012. As of May 31, 2010, we expect to fund the remaining installment payments of approximately $1.5 billion with undrawn borrowing capacity under our existing credit facilities of $334.9 million and with borrrowings under the new credit facilities with certain of our existing lenders, under the Citi-CEXIM Credit Facility, under the Hyundai Samho Vendor Financing for which we have reached agreements in principle, as well as up to $200 million of net proceeds from equity issuances and cash generated from our operations.

        Under our existing multi-year charters as of December 31, 2009, giving effect to the cancellation of the charters for the three newbuildings we agreed to cancel in the first half of 2010, we had contracted revenues of $352.5 million for 2010, $427.2 million for 2011 and, thereafter, approximately $5.4 billion, of which amounts $59.2 million, $198.8 million and $4.0 billion, respectively, are associated with charters from our contracted newbuildings, some of which do not yet have committed financing arrangements in place. However, as described above, we have reached agreements in principle to partially finance such newbuildings, along with amounts we expect to fund with up to $200 million of net proceeds from equity issuances and with cash generated from our operations. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers' ability and willingness to meet their obligations under these charters. See "Risk Factors."

        On April 14, 2010, we entered into a supplemental agreement with the Royal Bank of Scotland for the release of the balance of our restricted cash with the bank of $169.9 million and the immediate application of such amount as a prepayment of our $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement is available for re-drawing as progress payments to shipyards for specific newbuildings. As of May 31, 2010, we had approximately $334.9 million undrawn under our credit facilities, $21.2 million of restricted deposits designated for newbuilding progress payments, and cash and cash equivalents of $120.3 million. Our board of directors has determined to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. In addition, during the period covered by the waiver agreements entered with our lenders in relation to certain covenant breaches, we are not permitted to make dividend payments without the consent of our lenders and under the terms of our Bank Agreement will generally not be permitted to pay dividends.

        As of December 31, 2009, we were newly in breach of the corporate leverage ratio in our $60 million credit facility with HSH Nordbank and the market value adjusted net worth covenant under our Deutsche Bank credit facility, for which, in each case for which we have not obtained waivers and in the view of one of our lenders we have not been in compliance with the conditions to the effectiveness of their waiver agreement. In addition, although we were in compliance with the covenants in our credit facility with the KEXIM, and have obtained waivers of non-compliance under our other credit facilities as described below, under the cross default provisions of our credit facilities the lenders could require immediate repayment of the related outstanding debt. Our lenders have agreed to waive and not to exercise their right to demand repayment of any amounts due under the respective loan agreements resulting from the December 31, 2008 and June 30, 2009 covenant breaches under certain of our loan agreements, and any future breaches of such covenants, through October 1, 2010. Under the terms of the Bank Agreement for which we have reached an agreement in principle, the lenders under our existing credit facilities, other than under our KEXIM and our KEXIM-Fortis credit facilities, would waive any existing covenant breaches or defaults under our existing credit facilities, and agree to amend the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement. For additional information regarding our existing credit facilities, including the financial covenants contained therein and the waivers and amendments we have obtained in respect of our non-compliance therewith, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

        If we are not able to obtain waivers to these existing breaches, which due to the cross default provisions in our loan agreements result in breaches under our other credit facilities, by entering into definitive documentation for the Bank Agreement or otherwise and to reach separate agreements in respect of our KEXIM and KEXIM-Fortis credit facilities, our lenders could accelerate our outstanding indebtedness and foreclose upon the vessels in our fleet, adversely affecting our ability to conduct our business. In addition, if the current low charter rates in the containership market and low vessel values continue or decrease further, or our charterers were to fail to meet their payment obligations, our ability to comply with the covenants in our loan agreements, including the modified covenants that would be applicable to our existing credit facilities under the terms of the Bank Agreement and the covenants in the other new financing arrangements for which we have reached agreements in principle, may be adversely affected and we may not be able to draw down the full amount of certain of our credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.

        Due to the uncertainties relating to our ability to comply with the financial covenants in our existing credit facilities and procure additional bank, equity or other financing to repay outstanding indebtedness under such credit facilities should our lenders accelerate such indebtedness due to such covenant non-compliance, our independent registered public accounting firm has issued its audit opinion with an explanatory paragraph in connection with our financial statements included elsewhere in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. There is, however, a material uncertainty related to events or conditions which raise substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our management has taken a number of steps to mitigate these concerns by seeking to conserve cash resources, reduce capital expenditure obligations and procure additional financing. Our management believes that such steps, which include seeking to restructure our existing debt, obtain additional bank financing, obtain vendor financing from shipyards, reduce our newbuilding capital expenditure obligations and raise equity capital as described above, will be sufficient to provide us with the ability to continue our operations, however, there can be no assurance that we will be able to negotiate and enter into definitive documentation for these arrangements for which we have reached agreements in principle or be able to satisfy the conditions thereto, including raising the requisite net proceeds from equity issuances.

        We sold the MSC Eagle, on January 22, 2010, a 1,704 TEU containership, for net proceeds of $4.1 million. We sold the APL Belgium, a 5,506 TEU containership, to APL-NOL for $44.3 million net proceeds pursuant to the terms of purchase option contained in the charter of the vessel on January 15, 2008. In addition, we sold the Winterberg, on January 25, 2008, the Maersk Constantia, on May 20, 2008,

the Asia Express, on October 26, 2008, and the Sederberg, on December 10, 2008, for net proceeds of $10.2 million, $14.6 million, $9.4 million and $4.5 million, respectively.

Cash Flows

        The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our consolidated statement of cash flows included elsewhere in this annual report.

        Working capital is equal to current assets minus current liabilities, including all of our outstanding debt which has been classified as current as of December 31, 2009. Our working capital deficit was $2.2 billion as of December 31, 2009 compared to working capital surplus of $128.0 million as of December 31, 2008. The deficit in 2009 is due to the reclassification of long-term debt to current liabilities.

        We have reached agreements in principle for a Bank Agreement restructuring our existing financing arrangements, other than our KEXIM and KEXIM-Fortis credit facilities, and for new credit facilities and other financing arrangements. In addition, our receipt of net proceeds from equity issuances of $200 million, including an investment by our Chief Executive Officer, will be a condition to the Bank Agreement. Any such equity offering is subject to, among other things, prevailing market conditions and there is no assurance that such an offering will be completed. We believe that, so long as we are able to enter into and comply with the terms of the definitive agreements for these arrangements, including raising the requisite net proceeds from equity issuances, we will be able to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs.

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased 31.2%, or $42.3 million, to $93.2 million in the year ended December 31, 2009 compared to $135.5 million in the year ended December 31, 2008. The decrease was primarily the result of increased interest cost of $57.2 million (including realized losses on our interest rate swaps), which was partially offset by a favorable change in the working capital position and increased cash from operations of $11.5 million, as well as reduced payments for drydocking of $3.4 million in the years ended December 31, 2009 compared to the years ended December 31, 2008.

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

  Net Cash Used in Investing Activities

        Net cash flows used in investing activities decreased 27.2%, or $139.1 million, to $372.9 million in the year ended December 31, 2009 compared to $512.0 million in the year ended December 31, 2008. The difference between the years ended December 31, 2009 and 2008 primarily reflects the funds used to acquire secondhand vessels of $93.4 million in 2008 as opposed to nil in 2009, cash received of $16.9 million on March 7, 2008 in respect of certain lease arrangements as further described in Note 12, Lease Arrangements, in the notes to our consolidated financial statements included elsewhere herein that partially offset the cash used to acquire vessels, installment payments for newbuildings, as well as interest capitalized and other related capital expenditures of $374.9 million in 2009 as opposed to $518.5 million during the year ended December 31, 2008 and proceeds from sale of vessels of $83.0 million in 2008 as opposed to $2.3 million of advances received in 2009 in relation to the sale of MSC Eagle in January 2010.

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

  Net Cash Provided by Financing Activities

        Net cash flows provided by financing activities decreased 35.2%, or $152.6 million, to $281.1 million in the year ended December 31, 2009 compared to $433.7 million in the year ended December 31, 2008. The decrease in 2009 is primarily due to the net proceeds from long-term debt of $234.8 million during the year ended December 31, 2009 as opposed to $745.1 million in the year ended December 31, 2008, and dividend payments of $101.5 million during the year ended December 31, 2008 as opposed to nil dividends during the year ended December 31, 2009 and $53.1 million decrease of restricted cash in 2009 as opposed to $205.4 million increase in 2008.

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

Bank Agreement

        We have reached an agreement in principle, subject to approval of the credit committees of the respective lenders, for an agreement, which we refer to as the Bank Agreement, that would supersede, amend and supplement the terms of each of our existing credit facilities (other than our credit facilities with KEXIM and KEXIM-Fortis which would not be covered thereby), and provide for, among other things, revised amortization schedules, interest rates, financial covenants, events of defaults, guarantee and security packages. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which we would enter into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder would continue to provide our existing credit facilities (which are described below under "—Credit Facilities") and would waive any existing covenant breaches or defaults under our existing credit facilities and agree to amend the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement. The Bank Agreement will be conditioned upon our entry into definitive documentation for such agreement and for the New Credit Facilities, the Intercreditor Agreement, the Hyundai Samho Vendor Financing and documentation evidencing our cancellation of three newbuilding agreements in 2010, as well as a commitment letter for the Citi-CEXIM Credit Facility and our receipt of $200 million in net proceeds from equity issuances, including an investment by our Chief Executive Officer. This agreement in principle also remains subject to approval by the credit committees of the respective lenders. Accordingly, the terms described are not final and remain subject to change.

        We will also agree to use all reasonable efforts to ensure that as soon as reasonably practicable the principal terms, including the financial covenants, of the KEXIM and KEXIM-Fortis credit facilities are amended to be consistent with the terms of the Bank Agreement such that defaults would not generally be triggered under the KEXIM and KEXIM-Fortis credit facilities in circumstances that would not constitute a default under the Bank Agreement.

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of our existing credit facilities, other than the KEXIM and KEXIM-Fortis credit facilities which are not covered by the Bank Agreement, would bear interest at an annual interest rate of LIBOR plus a margin of 1.85%. We would also be required to make a margin adjustment and waiver adjustment payment such that each existing lender would receive interest payments at an average margin for the period from July 1, 2009 to the date of the Bank Agreement of 1.85% and cumulative waiver fees during the period preceding such date of 0.2% of its existing financing commitments. To the extent an existing lender has received interest and fees below such levels, we will make payments equal to such shortfall upon entering into the Bank Agreement. We would also be required to pay an amendment fee equal to 0.50% of the outstanding commitments under each existing financing arrangement, with 60% of such amount due upon entry into the Bank Agreement and the balance due on December 31, 2014. All reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, will be payable by us.

  Principal Payments

        Under the terms of the Bank Agreement, we would not be required to repay any outstanding principal amounts under our existing credit facilities, other than the KEXIM and KEXIM-Fortis credit facilities which are not covered by the Bank Agreement, until December 31, 2012; thereafter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) December 31, 2014 we would be required to make quarterly principal payments equal to (i) 75% of the forecasted Free Cash Flow for such quarter and (ii) 70% of the remaining Free Cash Flow over such amount (17.5% of the forecasted Free Cash Flow); and thereafter through maturity, which would be December 31, 2018 for each covered credit facility, we would be required to make quarterly principal payments equal to (i) 75% of the forecasted Free Cash Flow for such quarter and (ii) 58% of the remaining Free Cash Flow over such amount (14.5% of the forecasted Free Cash Flow). In addition, any additional amounts of cash and cash equivalents in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of our consolidated debt would be applied first to the prepayment of the new credit facilities for which we have reached agreements in principle and after the new credit facilities are repaid, to the existing credit facilities. Under the Bank Agreement, "Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under our interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

        Under the terms of the Bank Agreement, we would continue to be required to make any mandatory prepayments provided for under our existing credit facilities and would be required to make additional prepayments as follows:

  •
  50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), excluding the $200 million of net equity proceeds which is a condition to the Bank Agreement, after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Citi-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the new credit facilities and then to the existing credit facilities. Any equity proceeds retained by us and not used within 12 months for certain specified purposes would be applied for prepayment of the new credit facilities and then to the existing credit facilities. We would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. Our respective lenders under our existing credit facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require us to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of our company, which for these purposes is defined as (i) Dr. Coustas ceasing to be our Chief Executive Officer, (ii) our common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of our subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in our outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of our outstanding capital stock.

  Covenants and Events of Default

        Under the Bank Agreement, the financial covenants under each of our existing credit facilities, other than the KEXIM and KEXIM-Fortis credit facilities which are not covered thereby, would reset to require us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S456, S457, S458, S459, S460, S461, S462, S463 and S4004) collateralizing the New Credit Facilities, calculated on a charter-free basis, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, through December 31, 2014, of $30.0 million at the end of each calendar quarter, other than during 2012 when we would be required to maintain a minimum amount of $20.0 million;

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as earnings before interest expense (plus or minus gains or losses under any hedging arrangements), tax depreciation, amortization and any other non-cash items provided that non-recurring items excluded from this calculation shall not, after 2010, exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on September 30, 2010 to 4.75:1 on September 30, 2018;

  •
  ensure that the ratio of our (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as consolidated interest expense excluding consolidated capitalized interest less consolidated interest income and plus any realized losses or minus any realized gains on the fair value of derivatives as reflected in our income statement) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

  •
  maintain a consolidated market value adjusted net worth (defined as our total consolidated assets adjusted for the market value of our vessels less cash and cash equivalents in excess of our debt service requirements over our total consolidated liabilities and excluding changes in the fair value of derivatives as reflected in our balance sheet) of at least $400 million.

For the purpose of these covenants, the market value of our vessels would be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the "bareboat-equivalent" time charter income from such charter) so long as a vessel's charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel's book value.

        Under the terms of the Bank Agreement, the existing credit facilities would also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under our swap agreements, non-compliance with security documents, material adverse changes to our business, a Change of Control as described above, a change in our Chief Executive Officer, our common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

        Under the terms of the Bank Agreement, we generally would not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, we would not be permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for two consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

  Collateral and Guarantees

        Each of our existing credit facilities and swap arrangements, to the extent applicable, would continue to be secured by their existing collateral on the same basis, and receive, to the extent not previously provided, pledges of the shares of our subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each of each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

New Credit Facilities (HSH Nordbank, RBS, Fortis Club facility, Club Facility and Citi-Eurobank)

        We have also reached agreements in principle, subject to approval of the credit committees of the respective lenders, for the following new credit facilities: (i) a $125.0 million Tranche B credit facility provided by HSH, which would be secured by Hull No. S459, Hull No. S462 and Hull No. S4004 and customary shipping industry collateral related thereto (the $125.0 million amount includes remaining available principal commitment of $25.0 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility as of December 31, 2009, which will be transferred to the new facility upon finalization of the agreement); (ii) a $100.0 million Tranche B credit facility provided by RBS, which would be secured by Hull No. S458 and Hull No. S461 and customary shipping industry collateral related thereto; (iii) a $37.5 million credit facility with Fortis and lenders participating under the Bank Agreement which would be secured by Hull No. S463 and customary shipping industry collateral related thereto; (iv) a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which would be secured by Hull No. S456 and Hull No. S457 and customary shipping industry collateral related thereto; and (v) a $80 million credit facility with Citibank and Eurobank, which would be secured by Hull No. S460 and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities"). The New Credit Facilities will be conditioned upon us entering into definitive documentation therefore and for the Bank Agreement, the Intercreditor Agreement, the Hyundai Samho Vendor Financing Agreement, the newbuilding cancellation agreement with Hanjin, the Citi-CEXIM Credit Facility (and the satisfaction of all conditions thereto) and our receipt of $200 million in net proceeds from equity issuances, including an investment by our Chief Executive Officer. An additional condition to each of the New Credit Facilities is our entry into amendments, or long-term waivers satisfactory to the lenders, in respect of the KEXIM and KEXIM-Fortis credit facilities such that defaults would not generally be triggered under the KEXIM and KEXIM-Fortis credit facilities in circumstances that would not constitute a default under the New Credit Facilities or the Bank Agreement. These agreements in principle also remain subject to approval by the credit committees of the respective lenders. Accordingly, the terms described are not final and remain subject to change.

  Interest and Fees

        Borrowings under each of the New Credit Facilities, which would be available for drawdown until the later of September 30, 2012 and delivery of our last contracted newbuilding vessel collateralizing such facility (so long as such delivery is no more than 240 days after the currently scheduled delivery date), would bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million. Upon entering into each of these credit facilities, we would be committed to pay an arrangement fee of 2.00% of the respective loan amount and a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan. In addition we would be required to pay an aggregate exit fee of $15.0 million payable on the common maturity date of the New Credit Facilities of December 31, 2018 or such earlier date when all of the New Credit Facilities are repaid in full. We would be required to pay an additional $10.0 million if we do not repay at least $100.0 million in the aggregate under the New Credit Facilities by December 31, 2014. All reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, would be payable by us.

  Principal Payments

        We would not be required to repay any outstanding principal amounts under the New Credit Facilities until December 31, 2012; thereafter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) December 31, 2014 we would be required to make quarterly principal payments equal to (i) 75% of the forecasted Free Cash Flow for such quarter and (ii) 70% of the remaining Free Cash Flow over such amount (17.5% of the forecasted Free Cash Flow); and thereafter through maturity, which would be December 31, 2018 for each New Credit Facility, we would be required to make quarterly principal payments equal to (i) 75% of the forecasted Free Cash Flow for such quarter and (ii) 58% of the remaining Free Cash Flow over such amount (14.5% of the forecasted Free Cash Flow). Free Cash Flow would, for these purposes, generally be defined as described above under "—Bank Agreement—Principal Payments." The New Credit Facilities would contain substantially the same mandatory prepayment provisions as applicable to our existing credit facilities under the Bank Agreement described above.

  Covenants, Events of Default and Other Terms

        The New Credit Facilities would contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to our existing credit facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of Hull No. S4004 which will at all times be first priority) third priority until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels, at which time the collateral will become second priority. In addition lenders who participate in the new $83.9 million club credit facility described above would receive a second lien on Hull No. S456 and Hull No. S457 as additional security in respect of the existing credit facilities we have with such lenders. The lenders under the other new credit facilities would also receive a second lien on the respective vessels securing such new credit facilities as additional collateral in respect of our existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank would also receive a second lien on Hull No. S460 as collateral in respect of our currently unsecured interest rate arrangements with them.

        In addition, HSH Nordbank would also receive a second lien on the Bunya Raya Tujuh, the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from HSH Nordbank, and RBS would also receive a second lien on the Bunya Raya Tiga, the MSC Baltic and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

        Our obligations under the New Credit Facilities would be guaranteed by our subsidiaries owning the vessels collateralizing the respective credit facilities. Our Manager would also provide an undertaking to continue to provide us with management services and to subordinate its rights to the rights of our lenders, the security trustee and applicable hedge counterparties.

  Warrants

        We have agreed to issue to the lenders under our New Credit Facilities warrants to purchase an aggregate of 15 million shares of our common stock for an exercise price of $7.00 per share. The warrants would expire on December 31, 2018.

New Citi-CEXIM Credit Facility

        We have reached an agreement in principle with Citibank, N.A. and the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Citi-CEXIM Credit Facility") of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004, securing such tranche. We expect that an aggregate of $101.7 million, or $33.9 million per tranche, would be available for pre-delivery financing and the remaining $101.7 million, or $33.9 million per tranche, would be available for post-delivery financing of these vessels. CEXIM is expected to provide the majority of the loan amount and a syndicate of lenders for which Citibank would act as agent is expected to provide the remainder of the loan. The China Export & Credit Insurance Corporation, or Sinosure, is expected to cover most political and commercial risks associated with each tranche of the credit facility. This credit facility will be conditioned upon, among other things, negotiation and execution of definitive documentation and remains subject to formal approval. Accordingly, the terms described are not final and remain subject to change.

        Borrowings under the Citi-CEXIM Credit Facility are expected to bear interest at an annual interest rate of LIBOR plus a margin payable semi-annually in arrears. Upon entering into the credit facility, we expect to be committed to pay an arrangement fee and a commitment fee, as well as a flat fee to Sinosure for its participation. We expect to be required to repay principal amounts drawn under each tranche of the Citi-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding. We expect the Citi-CEXIM Credit Facility to require us to comply with certain financial and operating covenants and contain customary events of default. The Citi-CEXIM Credit Facility would be secured by customary pre-delivery and post-delivery shipping industry collateral.

Hyundai Samho Vendor Financing

        We have reached an agreement in principle with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of our newbuilding containerships being built by Hyundai Samho, Hull Nos. S456, S457, S458, S459, S460, S461, S462 and S463, in the form of delayed payment of a portion of the final installment for each such newbuilding. This facility will be conditioned upon, among other things, negotiation and execution of definitive documentation, the time charters for such newbuildings remaining in place and the absence of defaults under our credit facilities secured by such newbuildings. Accordingly, the terms described are not final and remain subject to change.

        Borrowings under this facility are expected to bear interest at a fixed interest rate. We expect to be required to repay principal amounts under this financing facility in seven consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. We expect this financing facility will require us to comply with certain covenants and contain customary events of default, including those relating to cross-defaults. This financing facility is expected to be secured by second priority collateral related to the newbuilding vessels being financed.

Credit Facilities

        We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 13 to our consolidated financial statements included in this annual report. We also have entered into guarantee facility agreements, with HSH Nordbank and the Royal Bank of Scotland, which are described in Note 19 to our consolidated financial statements included in this annual report. As described above in "—Bank Agreement," under the Bank Agreement for which we have reached an agreement in principle, these existing credit facilities would continue to be made available by the respective lenders but (other than with respect to our KEXIM and KEXIM-Fortis credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms. In addition, while the vessels currently securing these credit facilities would continue to collateralize such facilities, we would provide additional collateral under certain of these credit facilities and provide first priority liens over certain currently unencumbered newbuildings and second or third priority liens over certain vessels currently securing existing facilities as collateral for our new credit facilities. The following summarizes certain terms of our existing credit facilities, as well as the new credit facilities for which we have reached agreements in principle:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Existing Credit Facilities
The Royal Bank of Scotland(3)(*)	$37.5	$652.6	Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the HN N-221, the HN N-222, the HN S-4005 the HN H1022A, the HN N-218 (cancelled as of May 31, 2010), the HN S-458, the HN S-459, the HN S-460 and the HN S-461
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(4)(2)(*)	$25.0	$675.0

CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Marathonas (ex Maersk Marathon), the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, Hanjin Montreal and MSC Eagle and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004

Emporiki Bank of Greece S.A.	$31.1	$125.7	CMA CGM Moliere and CMA CGM Musset
Deutsche Bank	$—	$180.0	Zim Rio Grande, the Zim Sao Paolo and Zim Kingston
Credit Suisse	$100.0	$121.1	Zim Luanda, CMA CGM Nerval and YM Mandate

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Existing Credit Facilities
Fortis Bank—Lloyds TSB—National Bank of Greece	$—	$253.2	YM Colombo, YM Seattle, YM Vancouver and YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$194.9	$103.6	ZIM Dalian and assignment of refund guarantees and newbuilding contracts relating to the HN N-220, the HN N-223, the HN N-215 and the HN Z0001
HSH Nordbank	$—	$37.0	Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby)
KEXIM	$—	$70.4	CSCL Europe and the CSCL America (ex MSC Baltic)
KEXIM-Fortis	$—	$113.1	CSCL Pusan and the CSCL Le Havre

New Credit Facilities For Which We Have Reached Agreements In Principle**
HSH Nordbank(***)	$125.0	$—	HN S459, HN S462 and HN S4004
RBS	$100.0	$—	HN S458 and HN S461
Fortis Club Facility	$37.5	$—	HN S463
Club Facility	$83.9	$—	HNS456 and HN S457
Citi-Eurobank	$80.0	$—	HN S460
Citi-CEXIM	$203.4	$—	Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004
Hyundai Samho Vendor	$190.0	$—	Second priority liens on Hulls No. S456, S457, S458, S459, S460, S461, S462 and S463.

*
Revolving credit facility.

**
As of June 18, 2010, we have not yet obtained formal approvals from the respective credit committees of the banks.

***
Includes remaining available principal commitment of $25.0 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility as of December 31, 2009, which will be transferred to the new facility upon finalization of the agreement.

(1)
As of December 31, 2009.

(2)
As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel HN S-4004 to be provided as first priority security under the facility, (b) second priority mortgages on the Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-Fortis credit facility.

(3)
Pursuant to the Bank Agreement for which we have reached an agreement in principle, this credit facility would also be secured by a second priority lien on the Bunga Raya Tiga, the MSC Baltic and the CSCL Le Havre.

(4)
Pursuant to the Bank Agreement for which we have reached an agreement in principle, this credit facility would also be secured by a second priority lien on the Bunga Raya Tujuh, the CSCL Europe and the CSCL Pusan.

(5)
Pursuant to the Bank Agreement for which we have reached an agreement in principle, our existing credit facilities with banks participating as lenders under the new credit facilities for which we have reached agreements in principle would also be collateralized by second or third priority liens on the vessels that would be subject to first priority liens under the new credit facilities with such lenders.

        Outstanding indebtedness under our each of our existing credit facilities, other than our KEXIM and KEXIM-Fortis credit facilities, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our existing credit facilities was 2.17% and 0.67% for the year ended December 31, 2009 and 2008, respectively. As described above, the interest rate, amortization profile and certain other terms of each of our existing credit facilities would be adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-Fortis credit facilities which will not be covered by the Bank Agreement. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-Fortis credit facility, under which $98.5 million of the outstanding indebtedness, as of May 31, 2010, bears interest at a fixed rate of 5.02% and $9.0 million of the outstanding indebtedness, as of May 31, 2010, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2016 and October 2018 (in respect of the fixed rate tranche) and January 2019 (in respect of the floating rate tranche), respectively.

        As of December 31, 2009, we were in breach of the corporate leverage ratio in our $60 million credit facility with HSH Nordbank and the market value adjusted net worth covenant under our $180 million Deutsche Bank credit facility, in each case for which we have not obtained waivers. In addition, although we were in compliance with the covenants in our credit facility with KEXIM, and have obtained waivers expiring on October 1, 2010 of covenant breaches under our other credit facilities, under the cross default provisions of these respective credit facilities the lenders could require immediate repayment of the outstanding indebtedness thereunder. As described above, we have reached an agreement in principle for a Bank Agreement with the lenders under each of our existing credit facilities (other than our KEXIM and KEXIM-Fortis credit facilities), which contemplates that the lenders participating thereunder would continue to provide our existing credit facilities and would waive any existing covenant breaches or defaults under our existing credit facilities and agree to amend the covenants under our existing credit facilities in accordance with the terms of the Bank Agreement. Our existing credit facilities also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a cross-default with respect to financial indebtedness or any adverse change in the financial position or prospects of the vessel-owning subsidiaries or the Company that creates a material risk to our ability to repay such indebtedness and, in some cases, certain changes in the charters for vessels mortgaged under the applicable credit facility.

        For additional details regarding our existing credit facilities, including the covenants and repayment terms contained therein, and the waiver agreements and amendments which we entered into in 2009 in connection with our non-compliance with certain of these covenants, please see Note 13 to our consolidated financial statements included elsewhere in this annual report.

Interest Rate Swaps

        We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk." As described above under "—Factors Affecting our

Results of Operations—Loss/(gain) on fair value of derivatives," due to the contemplated changes to the amortization profiles and interest rates under our existing credit facilities pursuant to the terms of the Bank Agreement our interest rate swap agreements are expected to have a greater degree of ineffectiveness as hedging instruments with the result that changes in the fair value of such ineffective portion of such swap arrangements would be recognized in our statement of income.

Leasing Arrangements

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the CSCL America (ex MSC Baltic), the Bunga Raya Tiga (ex Maersk Derby), the Bunga Raya Tujuh (ex Maersk Deva), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2009 were:

	Payments Due by Period
	Total	Less than 1 year (2010)	1 - 3 years (2011 - 2012)	3 - 5 years (2013 - 2014)	More than 5 years (After January 1, 2015)
	in thousands of Dollars
Long-term debt obligations(1)	$2,331,678	$79,021	$287,756	$525,617	$1,439,284
Interest on long-term debt obligations(1)	759,301	65,796	179,710	198,927	314,868
Payments to our manager(2)	21,862	21,862	—	—	—
Newbuilding contracts(3)	1,908,802	701,700	1,207,102	—	—

Total	$5,021,643	$868,379	$1,674,568	$724,544	$1,754,152

(1)
We expected to be obligated to make the principal and interest payments set forth in the above table with respect to our debt obligations existing as of December 31, 2009. However, as described above under "—Bank Agreement," "—New Credit Facilities," "—Citi-CEXIM Credit Facility" and "—Hyundai Samho Vendor Financing," we have reached agreements in principle to restructure our existing credit facilities (other than our KEXIM and KEXIM-Forts credit facilities), including significant modifications to the scheduled principal payments and applicable interest rates thereunder, and for additional credit facilities and other financing arrangements. The interest payments in this table give effect to the credit facility waivers and amendments entered into in 2009, as described in Note 13 to our consolidated financial statements included elsewhere in this annual report, and are based on an assumed LIBOR rate of 0.53% in 2010, 1.75% in 2011 and up to a maximum of 5.5% thereafter, but, as noted above, do not give effect to the agreements in principle to restructure our existing debt obligations and new financing agreements we have reached in 2010. In addition, as described in Note 1 to our consolidated financial statements, we have classified all of our indebtedness as current as of December 31, 2009.

(2)
Under our management agreement with Danaos Shipping, effective January 1, 2010, the management fees were adjusted to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. As of December 31, 2009, we had a fleet of 42 containerships, all of which were on time charters. One vessel was sold in January 2010, decreasing the size of our fleet, and as of May 31, 2010, four containerships have been delivered to us in 2010 (three of which have time charter arrangements and one of which has a bareboat charter arrangement) increasing the size of our fleet. In 2010, 2011 and 2012, our fleet is expected to increase by another seven containerships (six have time charter arrangements and one has a bareboat charter arrangement), eight containerships (all of which have time charter arrangements) and five containerships (all of which have time charter arrangements), respectively. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and, effective January 1, 2009, $725,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2010, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(3)
Of the $1.9 billion set forth in the above table, $36.6 million, $27.5 million, $59.4 million and $27.9 million represent the balance of the purchase price for the CMA CGM Musset, the CMA CGM Nerval, the YM Mandate and Hanjin Buenos Aires, respectively, which remained unpaid as of December 31, 2009. As of May 31, 2010, each of these vessels had been delivered to us, upon the delivery of which we paid the respective remaining aggregate purchase price. As described above under "—Liquidity and Capital Resources," in 2010 we have entered into an agreement to cancel the construction contracts for three newbuilding vessels under which aggregate remaining installment payments of $232.7 million, as of December 31, 2009, are included in the above table ($14.9 million in 2010, $49.5 million in 2011 and $168.3 million in 2012).

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

        During the second half of 2008, containership freight rates dropped even more steeply than demand, and the result was a prolonged cash crunch across all liner companies throughout 2009, which in certain cases raised solvency concerns. The year of 2009 was one of the most difficult in the history of container shipping and the liner business. Both demand and supply were severely imbalanced. Consumer demand fell sharply immediately after the third quarter of 2008 and continued to retreat for most of 2009, and, at the same time, the supply of shipping tonnage kept increasing with deliveries of vessels ordered in previous years. Importantly though, no containerships were added to the newbuilding order-book in 2009, which should help the balance of supply and demand on a going forward basis. In 2009, a number of impacted liner companies successfully restructured their balance sheets. Consequently, charter owners like us which had long term fixed time charters were able to avoid revenue volatility insofar they had little re-chartering exposure.

        The gradual stabilization of the world economy has resolved a large portion of the uncertainty, and while so far there has been limited job growth, cargo volumes across the globe have started to show strong recovery trends also on the back of re-stocking. Approximately 10% of the world containership fleet was idle in 2009. However, through the first five months of 2010, there has been an increasing demand for larger versus smaller vessels, which indicates that the major east-west routes are picking up and that the underlying demand is further strengthening. Accordingly, the recent rise in container volumes has renewed demand for containership capacity and the idle capacity of the worldwide fleet had decreased to 0.9 million TEU, or 6.8% of total fleet capacity, as of the end of April 2010. Liner companies have been able to significantly increase box rates from their lows reached in 2009. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $20,000 in April 2010, after reaching a low of $6,400 in December 2009.

        As of June 15, 2010, we did not have any containerships without charter arrangements and four containerships with charter arrangements expiring within the remainder 2010.

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

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our consolidated balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

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

  Lease Arrangements

        We considered six of the containerships in our current fleet, which until March 7, 2008 were subject to leasing arrangements, to be owned by us for financial reporting purposes since the vessels were under our operational control and we retained risks associated with ownership. After March 7, 2008, each of these vessels has been directly owned by wholly-owned subsidiaries. Prior to March 7, 2008, we also reflected the indebtedness under which the vessels were mortgaged as a liability on our consolidated balance sheet.

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

        Major overhauls performed during drydocking is differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel's certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and manoeuvre vessel components, which are not available at regular ports.

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

        We have calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. We have applied uniformly the scrap value of $300 per ton for all vessels. We believe that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although we believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

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

        As of December 31, 2009, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter any vessels under multi-year, fixed rate period charters that range from one to 18 years for our current and contracted vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, we used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

        On March 31, 2010, we expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and, accordingly, recorded impairment losses of $71.5 million in the first quarter of 2010. On May 25, 2010, we entered into the cancellation agreement.

Recent Accounting Pronouncements

Fair Value

        In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for us for the fiscal year beginning January 1, 2009 and did not have a material effect on our consolidated financial statements.

        In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance is effective for us and did not have an impact on our consolidated financial statements. Refer to Note 16, Financial Instruments, for the methods and significant assumptions used to estimate the fair value of financial instruments in our consolidated financial statements.

        In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance became effective in the first quarter of 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for us beginning in the first quarter of 2012. The adoption of the new standards is not expected to have a significant impact on our consolidated financial statements.

Accounting for Business Combinations

        We adopted new U.S. GAAP guidance related to business combinations beginning in the first quarter of 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate impact on our consolidated financial statements; however, it will impact the accounting for future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Noncontrolling Interests in Consolidated Financial Statements

        We adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in our first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have an impact on our consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.

Determining the Primary Beneficiary of a Variable Interest Entity

        In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity ("VIE"). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity's involvement with a VIE.

        This new guidance is effective for us beginning in the first quarter of 2010, with earlier adoption prohibited. We are in the process of assessing the impact of this new guidance on its consolidated financial statements.

FASB Accounting Standards Codification

        In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification ("Codification"). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for us in the third quarter of 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on our consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

Transfers of Financial Assets

        In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor's interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance became effective for us for transfers of financial assets beginning in the first quarter of 2010, with earlier adoption prohibited. We do not expect the impact of this guidance to be material to its consolidated financial statements.

Measuring Liabilities at Fair Value

        In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on the Company's consolidated financial statements.

Subsequent Events

        In May 2009, the FASB released new guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. This new guidance is effective for interim and annual periods ending after June 15, 2009. The application of this new guidance did not have an effect on our consolidated financial statements.

        In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance will be effective immediately and the Company will adopt the new requirements in the first quarter of 2010. The application of this new guidance is not expected to have an effect on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of May 31, 2010, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	54	President and CEO and Class I Director
Iraklis Prokopakis	59	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Dimitri J. Andritsoyiannis	45	Vice President and Chief Financial Officer and Class III Director
Evangelos Chatzis	37	Deputy Chief Financial Officer and Secretary
Andrew B. Fogarty	65	Class II Director
Miklós Konkoly-Thege	67	Class III Director
Myles R. Itkin	62	Class I Director
Robert A. Mundell	78	Class I Director

        The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2011 and the term of our Class III directors expires in 2010. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 27 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 32 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

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

        Evangelos Chatzis is our Deputy Chief Financial Officer and Secretary. Mr. Chatzis joined us in 2005 and has over 15 years of experience in corporate finance and the shipping industry. Prior to joining us, Mr. Chatzis was Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. Throughout his career he has developed considerable experience in operations, finance, treasury management, risk management and international business structuring. Mr. Chatzis holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping Trade & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 25 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, from 1989 Mr. Fogarty held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and as Special Assistant to the Chairman of CSX from 2006 to 2009. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

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

        During the year ended December 31, 2007, we paid our Chief Executive Officer, Chief Operating Office and Chief Financial Officer an aggregate amount of $1.3 million and during the year ended December 31, 2008, we paid these executive officers an aggregate amount of $1.6 million. During the year ended December 31, 2009, we paid these executive officers, as well as our deputy chief financial officer, who as of January 1, 2009 has been directly employed and compensated by us, an aggregate amount of $2.2 million. Pursuant to the employment agreements we have entered into with these officers as described below, from time to time we may pay any bonus component of their compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan." No equity awards had been granted to these officers as of May 31, 2010.

Employees

        We have four salaried employees. Approximately 822 officers and crew members served on board the vessels we own as of December 31, 2009, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2009 and May 31, 2010, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        During the year ended December 31, 2009, the board of directors held six meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member. Our board of directors has determined that each of Messrs. Fogarty, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met twice in 2009 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in 2010. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

Committees of the Board of Directors

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We comply fully with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies," however, as permitted for controlled companies, one member of each of the compensation committee and nominating and corporate governance committee of our board of directors is a non-independent director.

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2009, there were four meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2009, there was one meeting of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Dimitri J. Andritsoyiannis, Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2009, there was one meeting of the nominating and corporate governance committee.

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

Equity Compensation Plan

        We have adopted an equity compensation plan, which we refer to as the Plan. The Plan is generally administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or to any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, including employees of our manager, and also provides the plan administrator with the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, will be determined by the plan administrator and set forth in a written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with accounting guidance for share-based compensation.

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

        As of April 18, 2008, we established the Directors Share Payment Plan, which we refer to as the Directors Plan, under the Plan. The purpose of the Directors Plan is to provide a means of payment, under the Plan, of all or a portion of compensation payable to directors of the company in the form of our common stock. Each member of our Board of Directors may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive all or a portion of their compensation in common stock, which is credited to their respective share payment account on the last business day of each quarter. Following December 31st of each year, we will deliver to each director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Directors Plan is administered and otherwise subject to the terms and conditions, including limitations on the number of shares issued, under the Plan. Non-executive directors electing to receive common stock in lieu of cash compensation resulted in the right to receive 6,112 shares of common stock during 2008 and 13,110 shares of common stock during 2009, which shares of common stock granted in 2008 and 2009 were distributed to non-executive directors in the first half of 2009 and 2010, respectively, from shares held as treasury stock. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions.

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 80.1% of our outstanding common stock as of May 31, 2010. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009 and February 8, 2010.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $8.7 million in 2009, $7.0 million in 2008 and $5.7 million in 2007. The related expenses are shown under "General and administrative expenses" on the statement of income. We pay monthly advances in regard to these management fees. These prepaid management fees are presented in our consolidated balance sheet under "Due from related parties" and totaled $8.6 million and $7.1 million as of December 31, 2009 and 2008, respectively.

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

  Compensation of Our Manager

        During the initial term of the management agreement, for providing its commercial, chartering and administrative services our manager received a fee of $500 per day and for its technical management of our ships, our manager received a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, each pro rated for the number of calendar days we own each vessel. These fees are now adjusted annually by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For its chartering services rendered to us by its Hamburg- based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We also paid our manager a flat fee of $400,000 per newbuilding vessel, which we capitalized, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff.

        On February 12, 2009, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged. On February 8, 2010, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. All commissions to the manager remained unchanged. The incremental amount of the management fees shall be paid, as accrued until the date of payment, at any time before the end of 2010. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

  Sale of Our Manager

        Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary). Under the terms of certain of our financing agreements, including the Bank Agreement restructuring our existing credit facilities for which we have reached an agreement in principle, the failure of our Manager to continue managing our vessels securing such agreements would constitute an event of default thereunder.

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2009, 2008 and 2007, we paid premiums of $7.4 million, $4.1 million and $2.8 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of May 31, 2010 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of May 31, 2010 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,556,215 shares of common stock outstanding as of May 31, 2010. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Officers and Directors:
John Coustas(1)	43,687,195	80.1%
Iraklis Prokopakis	355,075	*
Dimitri J. Andritsoyiannis	—	—
Evangelos Chatzis	—	—
Andrew B. Fogarty	90,265	*
Myles R. Itkin	—	—
Miklós Konkoly-Thege	12,957	*
Robert A. Mundell	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	43,687,195	80.1%
All executive officers and directors as a group (8 persons)	44,145,492	80.9%

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

        In October 2006, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Accordingly, certain of our principal stockholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other stockholders. As of May 31, 2010, we had approximately seven stockholders of record, each of which were located in the United States and held an aggregate of 54,556,215 shares of common stock representing all of our outstanding shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 54,548,165 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 44,055,227 shares beneficially owned by our officers and directors resident outside the United States and 90,265 shares beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80.1% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Our respective lenders under our existing credit facilities covered by the Bank Agreement and the New Credit Facilities will be entitled to require us to repay in full amounts outstanding under such respective credit facilities, if, among other circumstances, Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

Item 8.    Financial Information

        See "Item 18. Financial Statements" below.

        Significant Changes.    We have reached an agreement in principle with the lenders under all of our existing credit facilities, other than the lenders under our credit facilities with KEXIM and KEXIM-Fortis, for a Bank Agreement that, among other things, would provide for the waiver of existing covenant breaches or defaults under our existing credit facilities with such lenders and the amendment of the covenants under our existing credit facilities. No other significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

        Legal Proceedings.    In the summer of 2001, one of our vessels, the Henry (ex CMA CGM Passiflore), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel's engine room. The Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. On July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel and, on July 3, 2001, divers retained by our manager found oil in the vessel's starboard sea chest (an opening through which sea water is taken in to cool the engines).

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

        In the more than eight years since the detention of the Henry (ex CMA CGM Passiflore), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager began preparation of a proactive management program designed to prevent future non-compliance.

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

        Dividend Policy.    Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. Declaration and payment of any future dividend is subject to the discretion of our board of directors. In addition, under the waiver agreements we entered into with certain of our lenders in 2009, our payment of any dividend is subject to the approval of certain our lenders during periods covered by the waivers and is subject to caps on the dividends that we may pay pursuant to terms of waivers from other lenders. Moreover, under the Bank Agreement in respect of our existing credit facilities and various new financing arrangements for which we have reached agreements in principle, we generally will not be permitted to pay cash dividends or repurchase shares of our capital stock through December 31, 2018, absent a substantial reduction in our leverage. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to dividend payments, if any.

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

		High	Low
2006	(Annual)(1)	$24.10	$19.61
2007	(Annual)	$40.26	$21.55
	First Quarter	26.95	21.55
	Second Quarter	33.55	26.11
	Third Quarter	40.26	29.02
	Fourth Quarter	37.50	26.35
2008	(Annual)	$29.96	$3.18
	First Quarter	29.96	23.23
	Second Quarter	27.18	21.98
	Third Quarter	24.94	14.84
	Fourth Quarter	14.05	3.18
2009	(Annual)	$10.50	$2.72
	First Quarter	10.50	3.00
	Second Quarter	5.34	2.91
	Third Quarter	6.99	2.72
	Fourth Quarter	5.25	3.82
	October 2009	5.25	3.96
	November 2009	4.70	3.82
	December 2009	5.03	4.22
2010	First Quarter	$5.00	$3.82
	January 2010	5.00	4.46
	February 2010	4.75	3.82
	March 2010	4.90	4.03
	Second Quarter (through June 15, 2010)	5.25	3.60
	April 2010	5.25	4.20
	May 2010	5.09	3.63
	June 2010 through June 15, 2010	4.20	3.60

(1)
For the period from October 6, 2006, the date on which our common stock began trading on the NYSE, until the end of the period.

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2009 and May 31, 2010, 54,550,858 shares and 54,556,215, respectively, were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2009 and May 31, 2010, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred

Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

  Warrants

        We have agreed to issue to the lenders under our New Credit Facilities warrants to purchase an aggregate of 15 million shares of our common stock for an exercise price of $7.00 per share. The warrants would expire on December 31, 2018.

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

  Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

  (a)
  Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation. On February 12, 2009, the Company signed an Addendum to the Management Agreement amending the management fees, effective January 1, 2009. On February 8, 2010, we signed an addendum to the Management Agreement amending the management fees, effective January 1, 2010. For a description of the Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation, as well as the Addenda to the Management Agreement, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

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

  (d)
  Credit Facilities.

  KEXIM Credit Facility

        On May 13, 2003, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $124.4 million credit facility with the Export-Import Bank of Korea, which we refer to as our KEXIM credit facility, for a term of 12 years to finance a portion of the purchase price of the CSCL Europe and the CSCL America (ex MSC Baltic). As of May 31, 2010, $67.8 million was outstanding under this credit facility and there were no undrawn funds available.

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

  KEXIM-Fortis Credit Facility

        On January 29, 2004, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Capital, which we refer to as the KEXIM-Fortis credit facility, repayable over 12 years commencing with the delivery of the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As of May 31, 2010, $107.5 million was outstanding under this credit facility and there were no undrawn funds available.

        The KEXIM-Fortis credit facility is organized in two tranches, Tranche A and Tranche B. Each of Tranche A and Tranche B is comprised of two parts. One part of Tranche A, consisting of $67.5 million, and Tranche B, consisting of $4.5 million, is attributable to the CSCL Pusan. The second part of Tranche A, consisting of $67.5 million, and Tranche B, consisting of $4.5 million, is attributable to the CSCL Le Havre (ex HN 1561). The portion of Tranche A attributable to the CSCL Pusan

(ex HN 1559) is repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007. The portion of Tranche B attributable to the CSCL Pusan consists of a balloon payment of $4.5 million payable with the final installment of Tranche A on September 8, 2018. The portion of Tranche A attributable to the CSCL Le Havre is repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007. The portion of Tranche B attributable to the CSCL Le Havre consists of a balloon payment of $4.5 million payable with the final installment of Tranche A on March 15, 2019.

        Interest on borrowings under Tranche A of the KEXIM-Fortis credit facility accrues at a fixed interest rate. Interest on borrowings under Tranche B of the KEXIM-Fortis credit facility accrues at LIBOR plus margin.

  Aegean Baltic—HSH Nordbank—Piraeus Bank Credit Facility

        On November 14, 2006, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million revolving and term loan credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank, which we refer to as the Aegean Baltic—HSH Nordbank—Piraeus credit facility. The credit facility is for a committed amount of $700.0 million and is collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Henry (ex CMA CGM Passiflore), the Hyundai Commodore (ex MOL Affinity), the Hyundai Duke, the CMA CGM Vanille, the Marathonas, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Hanjin Montreal and the MSC Eagle. The loan is repayable in up to 20 consecutive quarterly installments beginning in 2012 and a balloon payment, if applicable, together with the last payment due in November 2016. Specifically, the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).

        As of July 21, 2009, we agreed to amend the facility as follows:

i.
Additional Collateral:

(a)
Newbuilding vessel HN S-4004 to be provided as security under the facility.

(b)
Second priority mortgages on the Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank AG.

(c)
Second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by KEXIM-Fortis credit facility.

ii.
Prepayment & Commitment Reduction:

  The Net Operating Income (i.e. income less operating expenses for the mortgaged vessels and interest due under the facility taking into account the weighted average interest rate fixed through swaps rate) generated by the mortgaged vessels under the facility (first mortgages only) to be transferred on a monthly basis to an interest bearing pledged account towards prepayment of the facility and simultaneous reduction of the respective total commitments by $5.0 million payable on July 31, 2009, October 31, 2009, January 31, 2010, April 30, 2010 and July 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on January 31, 2010, April 30, 2010, July 31, 2010 and September 30, 2010 as the lender under this credit agreement may determine. The subsequent amortization schedule will follow the premise described above, with any amortization payments and reduction amounts due during the period from September 30, 2010 until the commencement of the repayment schedule described above to be determined by the lenders under this credit facility.

        In January 2010, we repaid a principal amount of $10.7 million with the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank revolving credit facility.

        As of May 31, 2010, $664.3 million was outstanding under the Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility.

  Royal Bank of Scotland Credit Facility

        On February 20, 2007, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a $700.0 million senior revolving credit facility with The Royal Bank of Scotland, which we refer to as the RBS credit facility. On April 14, 2010, we signed a supplemental agreement with the Royal Bank of Scotland to release the balance of our restricted cash with the bank of $169.9 million and the immediate application of such amount as prepayment of the $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement will be available for re-drawing as progress payments to shipyards for specific newbuildings. As of May 31, 2010, the utilized portion of this facility was $522.1 million, with a remaining $164.7 million committed and available for future drawings.

        The $522.1 million outstanding loan balance consists of the following:

a.
$38 million collateralized by the Hyundai Federal (ex APL Confidence).

b.
$24.6 million collateralized by the Hyundai Bridge.

c.
$24.6 million collateralized by the Hyundai Progress.

d.
$24.6 million collateralized by the Hyundai Highway.

e.
$62 million collateralized by the ZIM Monaco.

f.
$66.2 million collateralized by the Hanjin Buenos Aires.

g.
$51.2 million collateralized by the HN S-4005 for a $85 million financing.

h.
$22.4 million collateralized by the HN N-221 for a $50.3 million financing.

i.
$17.9 million collateralized by the HN N-222 for a $50.4 million financing.

j.
$24.5 million collateralized by the HN H1022A for a $95 million financing.

k.
$46.4 million collateralized by HN S461.

l.
$39.9 million collateralized by HN S458.

m.
$39.9 million collateralized by HN S459.

n.
$39.9 million collateralized by HN S460.

  HSH Nordbank Credit Facility

        On December 17, 2002, we, as guarantor, and certain of our vessel owning subsidiaries, as borrowers, entered into a $60.0 million credit facility with HSH Nordbank AG, Dresdner Bank and Aegean Baltic Bank acting as agent, which we refer to as the HSH Nordbank credit facility, with a term of 10 years to finance a portion of the purchase price of the Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby). As of May 31, 2010, $36.0 million was outstanding under this credit facility and there were no undrawn funds available.

  Emporiki Bank of Greece S.A Credit Facility

        On February 15, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility for up to $156.8 million to finance part of the purchase price of the CMA CGM Moliere and CMA CGM Musset. As of May 31, 2010, $156.8 million was outstanding under this credit facility and there were no undrawn funds available.

  Fortis Bank—Lloyds TSB—National Bank of Greece Credit Facility.

        On July 29, 2008, we entered into a new credit facility of $253.2 million with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which we then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc., and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of our subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that our subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from us to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares. As of May 31, 2010, $253.2 million was outstanding under this credit facility and there were no undrawn funds available.

  Credit Suisse Credit Facility

        On May 9, 2008, we entered into a credit facility with Credit Suisse for an amount equal to $221.1 million to finance new vessels, a 4,250 TEU containership, the Zim Luanda, a 6,500 TEU containership, the CMA CGM Nerval, and a 6,500 TEU containership, the YM Mandate. As of May 31, 2010, $221.1 million was outstanding under this credit facility and there were no undrawn funds available.

  Deutsche Bank Credit Facility

        On May 30, 2008, we entered into a credit facility with Deutsche Bank for up to $180.0 million in relation to the acquisition of three 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston. As of May 31, 2010, $180.0 million was outstanding under this credit facility and there were no undrawn funds available.

  Deutsche Schiffsbank Credit Facility

        On February 2, 2009, the Company, as borrower, and certain of its vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the third quarter of 2010 until the end of the first quarter of 2011, with the Zim Dalian having been delivered to us on March 31, 2009. As of May 31, 2010, $128.3 million was outstanding under this credit facility and $170.2 million of undrawn availability remained available to us for future borrowings.

        As described in "Item 5. Operating and Financial Review and Prospects—Bank Agreement," we have reached an agreement in principle to restructure our obligations under each of the credit facilities described above, other than the KEXIM and KEXIM-Fortis credit facilities. We have also reached agreements in principle with those lenders for five new credit facilities, and have reached agreements in principle for another new credit facility and a vendor financing arrangement, all as described in "Item 5. Operating and Financial Review and Prospects." For additional information regarding our existing credit facilities, including the financial covenants contained therein and the waivers and amendments we have obtained in respect of our non-compliance therewith, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2009, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2009 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2009 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2009 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        More than 50% of our shares of common stock are currently owned by 5% stockholders. Thus, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock there are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" such that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

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

  Distributions

        Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

        There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Moreover, it is unclear whether these preferential tax rates on dividends will be extended on or before December 31, 2010 or, in the alternative, whether they will expire on such date. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2009. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit recently held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

        Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock. In addition, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

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

        If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States, information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        In connection with certain of our credit facilities under which we pay a floating rate of interest, we entered into interest rate swap agreements designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the consolidated balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

        Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2009 and 2008 (in thousands).

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2009	Fair Value December 31, 2008
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(19,100)	$(25,181)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(19,264)	$(27,438)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(9,234)	$(13,451)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(9,310)	$(13,546)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(8,947)	$(13,093)
HSH Nordbank	12/06/2006	12/8/2006	12/8/2009	$200,000	4.739% p.a.	USD LIBOR 3M BBA	$—	$(6,474)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(37,850)	$(48,115)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(21,650)	$(35,220)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(19,210)	$(25,853)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(40,333)	$(54,131)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(20,011)	$(26,067)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(6,561)	$(11,564)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(6,828)	$(11,801)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(10,348)	$(20,611)
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$(6,306)	$(9,565)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(25,290)	$(32,319)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(17,128)	$(29,338)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(6,070)	$(11,123)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(9,090)	$(12,985)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(8,035)	$(19,168)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(6,993)	$(15,842)

Total fair value							$(307,558)	$(462,885)

        Accounting guidance for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

  Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. We consider our strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2009 and 2008 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2009	Fair Value December 31, 2008
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$1,865	$3,289
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$1,897	$3,402

Total fair value							$3,762	$6,691

        The total fair value change of the interest rate swaps for the period from January 1, 2009 until December 31, 2009, amounted to $(2.9) million, and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The related asset of $3.8 million is shown under "Other non-current assets" in the consolidated balance sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2009 until December 31, 2009, amounted to $4.8 million and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The net ineffectiveness for December 31, 2009, amounted to $1.9 million and is shown in the Statement of Income in Gain/(loss) on fair value of derivatives".

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

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month U.S. Dollar LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        During 2009, we entered into agreements with the shipyards to defer the delivery of certain newbuildings, resulting in a reassessment of the forecasted debt required to build these vessels in relation to the timing of forecasted debt drawdowns expected during the construction period of such vessels. The interest rate swaps entered into by us in the past were based on the originally forecasted delivery of vessels and the respective debt needs. As of December 31, 2009, we revised our estimates of the forecasted debt timing, which resulted in hedge ineffectiveness of $(21.4) million recorded in the consolidated statement of income, reclassification of $(18.1) million of unrealized losses from "Accumulated other comprehensive loss" in our consolidated balance sheet to the consolidated statement of income and unrealized gains of $8.2 million in relation to fair value changes of interest rate swaps for the fourth quarter of 2009, which were recorded in the consolidated statement of income due to the retrospective effectiveness testing failure of certain swaps. The total fair value change of the interest rate swaps for the period January 1, 2009 to December 31, 2009, amounted to $155.3 million.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2009, a 0.1% increase in interest rates on floating rate debt outstanding at December 31, 2009 would result in a decrease of approximately $0.6 million in earnings in 2010. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2009 we incurred approximately 60% of our expenses in currencies other than U.S. dollars. As of December 31, 2009, approximately 7.2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than as described below with respect to expected inflows in connection with the leasing transactions with respect to vessels in our fleet and we do not use financial instruments for trading or other speculative purposes.

        We have recognized these financial instruments on our consolidated balance sheet at their fair value. These foreign currency forward contracts did not qualify as hedging instruments until June 30, 2006 and after the restructuring of the leasing arrangements for six vessels in our fleet on October 5, 2007 ceased to qualify as hedging instruments as these leasing arrangements were no longer expected to result in cash inflows, and thus, other than for the period from June 30, 2006 until October 5, 2007, we recognized changes in their fair value in our current period earnings. As of July 1, 2006 these foreign currency forward contracts qualified for hedge accounting and, accordingly, from that time until October 5, 2007, changes in the fair value of these instruments were not recognized in current period earnings.

        Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in "Other Income (Expenses) net". As of December 31, 2008 and 2009 and the date of this annual report, we had no outstanding foreign currency contracts.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2009. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2009.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2009, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

  Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2009, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2009.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2009, 2008 and 2007.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2009 and 2008 and breaks down these amounts by the category of service.

	2009	2008
	(in thousands of dollars)
Audit fees	$756.4	$793.1
Audit-related fees	124.0	—

Total fees	$880.4	$793.1

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

        Audit-related fees for 2009 include audit-related fees in connection with the Registration Statement on Form F-1 (Reg. No. 333-161133), which we filed with the SEC in the third quarter of 2009. PricewaterhouseCoopers S.A. did not provide any services that would be classified in this category in 2008.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2009 or 2008.

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

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)
December 2 to December 19, 2008	15,000	$5.90	15,000	985,000
March 4, 2010	12,000	$4.14	27,000	973,000

        We did not repurchase any shares of our common stock in 2009.

Item 16F.    Change in Registrant's Certifying Accountant

        Not Applicable.

Item 16G.    Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

        Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

        The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, non-independent directors, which are members of our management who also serve on our board of directors, serve on the compensation and the nominating and corporate governance committees of our board of directors.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-49 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation*****
1.2	Amended and Restated Bylaws*****
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation*
4.1.1	Addendum No. 1 to Amended and Restated Management Agreement, dated February 12, 2009 between Danaos Shipping Company Limited and Danaos Corporation****
4.1.2	Addendum No. 2 to Amended and Restated Management Agreement, dated February 8, 2010 between Danaos Shipping Company Limited and Danaos Corporation
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)*
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas*
4.4	Stockholder Rights Agreement*
4.5	2006 Equity Compensation Plan*
4.5.1	Directors' Share Payment Plan****
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG*
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea*
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp.*
4.9	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation*
4.10	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation*
4.11	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG**
4.12	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland**
4.13	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A.***
4.14	Loan Agreement, dated May 9, 2008, with Credit Suisse****
4.15	Loan Agreement, dated May 30, 2008, with Deutsche Bank****

Number	Description
4.16	Loan Agreement, dated July 29, 2008, with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece****
4.17	Supplemental Agreement, dated August 13, 2009, with Fortis Bank, Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008****
4.18	Loan Agreement, dated February 2, 2009, with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank****
4.19	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008
4.20	Supplemental Agreement, dated August 13, 2009, with Fortis Bank, Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008
4.21	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007
8	Subsidiaries
11.1	Code of Business Conduct and Ethics**
11.2	Code of Conduct**
11.3	Code of Ethics**
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
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

****
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on July 13, 2009.

*****
Previously filed as an exhibit to the Company's Form 6-K with respect to the six months ended June 30, 2009 and filed with the SEC on November 12, 2009.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ DIMITRI J. ANDRITSOYIANNIS Name: Dimitri J. Andritsoyiannis Title: Vice President and Chief Financial Officer

Date: June 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statement of equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting", appearing in Item 15(b) of the Company's 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's inability to comply with financial covenants under its current debt agreements as of December 31, 2009, its negative working capital deficit and other matters discussed in Note 1 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects that may result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers S.A.

Athens
June 18, 2010

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$122,050	$120,720
Restricted cash, current portion	3	154,078	104,401
Accounts receivable, net		3,732	1,119
Inventories		7,653	8,070
Prepaid expenses		1,056	999
Due from related parties	14	8,647	7,118
Other current assets	7	3,288	7,767

Total current assets		300,504	250,194

Fixed assets, net	4	1,573,759	1,339,645
Advances for vessels under construction	5	1,194,088	1,067,825
Restricted cash, net of current portion	3	44,393	147,141
Deferred charges, net	6	20,583	16,098
Other non-current assets	16b,8	9,384	7,561

Total non-current assets		2,842,207	2,578,270

Total assets		$3,142,711	$2,828,464

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$49,542	$13,902
Accrued liabilities	10	31,096	11,429
Current portion of long-term debt	13	2,331,678	42,219
Unearned revenue		5,626	6,448
Other current liabilities	11,16a	100,065	48,217

Total current liabilities		2,518,007	122,215

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	—	2,054,635
Unearned revenue, net of current portion		3,914	6,112
Other long-term liabilities	11,16a	215,199	426,468

Total long-term liabilities		219,113	2,487,215

Total liabilities		2,737,120	2,609,430

Commitments and Contingencies	19	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $.01, 100,000,000 and 5,000,000 preferred shares authorized and not issued as of December 31, 2009 and 2008)	22	—	—
Common stock (par value $0.01, 750,000,000 and 200,000,000 common shares authorized as of December 31, 2009 and 2008. 54,557,500 issued as of December 31, 2009 and 2008. 54,550,858 and 54,542,500 shares outstanding as of December 31, 2009 and 2008)	22	546	546
Additional paid-in capital		288,613	288,615
Treasury stock	22	(39)	(88)
Accumulated other comprehensive loss	16a	(324,093)	(474,514)
Retained earnings		440,564	404,475

Total stockholders' equity		405,591	219,034

Total liabilities and stockholders' equity		$3,142,711	$2,828,464

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2009	2008	2007
OPERATING REVENUES	18	$319,511	$298,905	$258,845
OPERATING EXPENSES:
Voyage expenses		(7,346)	(7,476)	(7,498)
Vessel operating expenses		(92,327)	(89,246)	(65,676)
Depreciation	4	(60,906)	(51,025)	(40,622)
Amortization of deferred drydocking and special survey costs	6	(8,295)	(7,301)	(6,113)
Bad debt expense		—	(181)	(1)
General and administrative expenses		(14,541)	(11,617)	(9,955)
Gain/(loss) on sale of vessels	20	—	16,901	(286)

Income from operations		136,096	148,960	128,694

OTHER INCOME (EXPENSES):
Interest income		2,428	6,544	4,861
Interest expense		(36,208)	(34,740)	(22,421)
Other finance (expenses)/income, net		(2,290)	(2,047)	(2,779)
Other (expenses)/income, net	24	(336)	(1,060)	14,560
(Loss)/gain on fair value of derivatives		(63,601)	(597)	183

Total Other Expenses, net		(100,007)	(31,900)	(5,596)

Net income from continuing operations		$36,089	$117,060	$123,098

Net (loss)/income from discontinued operations	25	$—	$(1,822)	$92,166

Net Income		$36,089	$115,238	$215,264

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$0.66	$2.15	$2.26

Basic and diluted net (loss)/income per share (from discontinued operations)		$—	$(0.04)	$1.69

Basic and diluted net income per share (from total operations)		$0.66	$2.11	$3.95

Basic and diluted weighted average number of shares		54,549,794	54,557,134	54,557,500

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars, except number of shares)

		Common Stock		Treasury Stock
							Accumulated other comprehensive income/(loss)
	Comprehensive Income/(loss)	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital		Retained earnings	Total
As of January 1, 2007	$105,023	54,558	$546	—	—	$288,530	$3,941	$272,835	$565,852
Comprehensive income:
Net income	215,264	—	—	—	—	—	—	215,264	215,264
Change in fair value of financial instruments	(58,827)	—	—	—	—	—	(58,827)	—	(58,827)
Dividends ($1.78 per share)	—	—	—	—	—	—	—	(97,385)	(97,385)

As of December 31, 2007	$156,437	54,558	$546	—	—	$288,530	$(54,886)	$390,714	$624,904

Comprehensive income/(loss):
Net income	115,238	—	—	—	—	—	—	115,238	115,238
Change in fair value of financial instruments	(407,999)	—	—	—	—	—	(407,999)	—	(407,999)
Realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	(11,629)	—	—	—	—	—	(11,629)	—	(11,629)
Stock compensation	—	—	—	—	—	85	—	—	85
Treasury stock purchased	—	(15)	—	15	(88)	—	—	—	(88)
Dividends ($1.86 per share)	—	—	—	—	—	—	—	(101,477)	(101,477)

As of December 31, 2008	$(304,390)	54,543	$546	15	$(88)	$288,615	$(474,514)	$404,475	$219,034

Comprehensive income/(loss):
Net income	36,089	—	—	—	—	—	—	36,089	36,089
Change in fair value of financial instruments	155,327	—	—	—	—	—	155,327	—	155,327
Realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	(36,232)	—	—	—	—	—	(36,232)	—	(36,232)
Reclassification of unrealized losses to earnings	31,326	—	—	—	—	—	31,326	—	31,326
Stock compensation	—	—	—	—	—	47	—	—	47
Treasury stock distributed	—	8	—	(8)	49	(49)	—	—	—

As of December 31, 2009	$186,510	54,551	$546	7	$(39)	$288,613	$(324,093)	$440,564	$405,591

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2009	2008	2007
Cash Flows from operating activities:
Net income	$36,089	$115,238	$215,264
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	60,906	51,025	41,093
Amortization of deferred drydocking and special survey costs	8,295	7,301	6,216
Written off amount of drydocking and special survey costs	—	181	337
Written off amount of finance and other costs	412	128	284
Amortization of finance costs	889	220	164
Payments for drydocking and special survey costs	(7,259)	(10,625)	(7,592)
Gain on sale of vessels	—	(16,901)	(88,349)
Stock based compensation	47	85	—
Change in fair value of derivative instruments	(6,801)	(15,332)	193
(Increase)/decrease in:
Accounts receivable	(2,613)	3,202	(2,151)
Inventories	417	(2,309)	(1,989)
Prepaid expenses	(57)	(113)	452
Due from related parties	(1,529)	(2,523)	(1,732)
Other assets, current and non-current	(273)	(553)	(3,810)
Increase/(decrease) in:
Accounts payable	(4,059)	2,331	1,919
Accrued liabilities	10,992	5,613	723
Unearned revenue, current and long term	(3,020)	(2,455)	(2,242)
Other liabilities, current and long-term	730	976	(510)

Net cash provided by operating activities	93,166	135,489	158,270

Cash flows from investing activities:
Vessel acquisitions and additions including advances for vessel acquisitions	(299)	(76,506)	(266,608)
Vessels under construction	(374,921)	(518,512)	(696,752)
Proceeds from sale of vessels and deposits received from vessel sale	2,311	83,032	275,768

Net cash used in investing activities	(372,909)	(511,986)	(687,592)

Cash flows from financing activities:
Proceeds from long-term debt	267,043	805,010	1,014,177
Payments on long-term debt	(32,219)	(59,919)	(322,437)
Treasury stock purchased	—	(88)	—
Dividends paid	—	(101,477)	(97,385)
Deferred finance costs	(6,438)	(4,328)	(500)
Deferred public offering costs	(384)	(113)	(427)
Decrease/(increase) in restricted cash	53,071	(205,363)	(43,686)

Net cash provided by financing activities	281,073	433,722	549,742

Net increase in cash and cash equivalents	1,330	57,225	20,420

Cash and cash equivalents, beginning of year	120,720	63,495	43,075

Cash and cash equivalents, end of year	$122,050	$120,720	$63,495

Supplementary Cash Flow information
Cash paid for interest, net of capitalized interest	$36,502	$34,917	$22,726
Non-cash capitalized interest on vessels under construction	$8,675	$—	$—
Decrease in vessels' values in respect of lease arrangements	$—	$(16,944)	$(29,269)
Progress payments of vessels under construction accrued	$37,388	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of Presentation and General Information

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of the Company is the United States Dollar.

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. On September 18, 2009, the Company filed and Marshall Islands accepted Articles of Amendment. Under the Articles of Amendment, the authorized capital stock of Danaos Corporation increased to 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 22, Stockholders' Equity for additional information.

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

        As of December 31, 2009, the Company was newly in breach of the corporate leverage ratio in its $60 million credit facility with HSH Nordbank and the market value adjusted net worth covenant under its $180 million credit facility with Deutsche Bank, in each case for which the Company has not obtained a waiver. In addition, although the Company was in compliance with the covenants in its credit facility with the Export-Import Bank of Korea under the cross default provisions of this credit facility, and the cross default provisions of the Company's other credit facilities for which waivers have been obtained during 2009, the respective lenders could require immediate repayment of the debt outstanding thereunder. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted defaults and potential events of default and, together with the cross default provisions in the various loan agreements, could result in the lenders requiring immediate repayment of all of the loans. The Company's lenders agreed to waive, and not to exercise their right to demand repayment of any amounts due under certain loan agreements as a result of, the December 31, 2008 and June 30, 2009 covenant breaches under certain of its loan agreements, and any

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

future breaches of such covenants, through October 1, 2010. Accordingly, no new breaches of these clauses existed as of December 31, 2009, other than those described above. The current waiver agreements expire as of October 1, 2010, when the original covenants come back in force. The Company has deemed it is probable that it may not be able to comply with the original covenants at measurement dates that are within the next twelve months. In addition, the cross default provisions in the Company's loan agreements, actual breaches existing under its credit facilities as of December 31, 2009, as well as potential defaults and events of default under loan agreements with waivers expiring on October 1, 2010, could result in events of default under all of the Company's affected debt and the acceleration of such debt by its lenders. In this respect, the Company classified its long-term debt of $2.3 billion as of December 31, 2009 as current debt (for further details, refer to Note 13, Long-Term Debt). The Company continues to pay loan instalments and accumulated or accrued interest as they fall due under the existing credit facilities.

        While these consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's inability to continue as a going concern other than the reclassification of $2.3 billion of its long-term debt as current.

        The Company has reached an agreement in principle, but it has not obtained yet formal approvals from the credit committees of the respective banks, for an agreement (the "Bank Agreement") that will supersede, amend and supplement the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-Fortis) and provide for, among other things, revised amortization schedules, interest rates, financial covenants, events of defaults, guarantee and security packages, as well as New Credit Facilities available for certain of its currently non-financed newbuildings. Subject to the terms of the Bank Agreement and under the New Credit Facilities of $426.4 million, the lenders will continue to provide the Company's existing credit facilities, will waive covenant breaches or defaults under its existing credit facilities, as well as amend covenants under such existing credit facilities in accordance with the Bank Agreement. The Bank Agreement will be conditioned upon the Company's entry into the Intercreditor Agreement, the Hyundai Samho Vendor Financing of $190.0 million and the newbuilding cancellation agreement in relation to three 6,500 TEU vessels, the HN N-216, the HN N-217 and the HN N-218 (refer to Note 26, Subsequent Events), as well as a commitment letter for the new Citi-CEXIM Credit Facility of $203.4 million and the receipt of $200 million in net proceeds from equity issuances, including an investment by the Company's Chief Executive Officer. In addition, as of May 31, 2010, the Company had approximately $334.9 million undrawn funds under its credit facilities, $21.2 million of restricted deposits designated for newbuilding progress payments, and cash and cash equivalents of $120.3 million.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

        As of December 31, 2009, Danaos consolidated the vessel owning (including vessels under contract and/or construction) companies (the "Danaos Subsidiaries") listed below, which all own container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Hanjin Montreal	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyunday Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Bunga Raya Tujuh	2004	4,253
Containers Lines Inc.	May 30, 2002	Bunga Raya Tiga	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyunday Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	MSC Marathon	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built(2)	TEU
Vessels under construction
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)(3)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)(3)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate(3)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	Hull No. S4004(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005(1)	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires(3)	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hull No. N-220	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010	3,400
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2011	8,530
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2011	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	10,100
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216(4)	2012	6,500
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217(4)	2012	6,500
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218(4)	2012	6,500
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	12,600

(1)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million

(2)
Estimated completion year.

(3)
During the first months of 2010, the Company took delivery of the vessels.

(4)
In 2010, the Company entered into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in 2012.

2 Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

        The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Refer to Note 13, Long-Term Debt, which describes the arrangement under the credit facility with Fortis Bank, Lloyds TSB and National Bank of Greece.

        Inter-company transaction balances and unrealized gains/(losses) on transactions between the companies are eliminated.

        Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. For the year ended December 31, 2008 and 2007, the Company reclassified an amount of $(2,994) thousand and $492 thousand, respectively, of its realized (losses)/gains on interest rate swaps from the "Interest expense" to "(Loss)/gain on fair value of derivatives". In addition, as of December 31, 2008, the Company reclassified an amount of $10,824 thousand of its fair value hedged debt from the "Long-term debt, net of current portion" to "Other long-term liabilities"

        Use of Estimates:    The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

        Other Comprehensive Income (Loss):    The Company follows the provisions of the accounting guidance for comprehensive income, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

currency exchange gains/(losses) recognized in the accompanying consolidated statement of income for each of the years ended December 31, 2009, 2008 and 2007 were $(1.6) million, $(0.2) million and $0.1 million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of call and time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $122.1 million as of December 31, 2009 (December 31, 2008: $120.7 million) comprise cash balances and short term deposits, of which short term time deposits were $82.6 million as of December 31, 2009 and $93.4 million as of December 31, 2008.

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

        Accounts Receivable, Net:    The amount shown as Accounts Receivable, net, at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Company's history of write-offs, level of past due accounts based on the contractual term of the receivables and its relationships with and economic status of its customers. Bad debts are written off in the period in which they are identified.

        Insurance Claims:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company's historical experience and the shipping industry practices. These claims are included in the consolidated balance sheet line item "Other current assets".

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of cost or market value as determined using the weighted average method. Costs of spare parts are expensed as incurred.

        Financing Costs:    Fees incurred for obtaining new loans are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the consolidated balance sheet line item "Deferred Charges".

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

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

        Accounting for Special Survey and Drydocking Costs:    The Company follows the accounting guidance for planned major maintenance activities. Drydocking and special survey costs include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

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

        Impairment of Long-lived Assets:    The accounting guidance for impairment addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

        As of December 31, 2009, the Company concluded that events occurred and circumstances had changed, which triggered the existence of potential impairment of its long-lived assets. These indicators included a significant decline in the Company's stock price, deterioration in the spot market, vessels' market values and the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charter that range from one to 18 years for vessels in its current fleet and its contracted vessels, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as, historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, the Company used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        The Company's assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

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

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 14, Related Party Transactions), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

        Repairs and Maintenance:    All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

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

        Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. If the probability that the forecasted transaction will not occur, the ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

        The Company's forward exchange contracts expired or were early terminated and cash settled within 2008.

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

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan"), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with the accounting guidance in share-based compensation.

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. To date, no stock options have been issued under this plan.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in form of free shares of the Company's common stock. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 21, Stock Based Compensation.

Recent Accounting Pronouncements:

Fair Value

        In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for the Company for the fiscal year beginning January 1, 2009 and did not have a material effect on its consolidated financial statements.

        In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance is effective for the Company and did not have an impact on the consolidated financial statements of the Company. Refer to Note 16, Financial Instruments, for the methods and significant assumptions used to estimate the fair value of financial instruments in the Company's consolidated financial statements.

        In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance will be effective in the first quarter of 2010, except for the disclosures related to

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of 2012. The adoption of the new standards is not expected to have a significant impact on the Company's consolidated financial statements.

Accounting for Business Combinations

        The Company adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate impact on its consolidated financial statements; however, it will impact the accounting for future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Noncontrolling Interests in Consolidated Financial Statements

        The Company adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have an impact on the Company's consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.

Determining the Primary Beneficiary of a Variable Interest Entity

        In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity ("VIE"). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity's involvement with a VIE.

        This new guidance will be effective for the Company beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. The Company is in the process of assessing the impact of this new guidance on its consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

FASB Accounting Standards Codification

        In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S.GAAP. This new guidance created the FASB Accounting Standards Codification ("Codification"). The Codification has become the source of authoritative U.S.GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company's consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

Transfers of Financial Assets

        In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor's interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its consolidated financial statements.

Measuring Liabilities at Fair Value

        In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on the Company's consolidated financial statements.

Subsequent Events

        In May 2009, the FASB released new guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. This new guidance is effective for interim and annual periods ending after June 15, 2009. The application of this new guidance did not have an effect on the Company's consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance will be effective immediately and the Company will adopt the new requirements in the first quarter of 2010. The application of this new guidance is not expected to have an effect on the Company's consolidated financial statements.

3 Restricted Cash

        Restricted cash comprised the following at December 31 (in thousands):

	2009	2008
Retention	$2,905	$4,445
Restricted deposits	195,566	247,097

Total	$198,471	$251,542

        Restricted deposits as of December 31, 2009, are analyzed as follows:

  1.
  An amount of $21.19 million is deposited with Aegean Baltic Bank and acts as collateral towards an issued performance guarantee by HSH Nordbank, which as of December 31, 2009 stands at $84.75 million. The restricted cash amount will be reduced so that at all times it represents 25% of the outstanding guaranteed amount.

  2.
  An amount of $2.35 million is deposited with Royal Bank of Scotland and acts as collateral towards an issued performance guarantee by Royal Bank of Scotland, which as of December 31, 2009 stands at $11.75 million. The restricted cash amount will be reduced so that at all times it represents 20% of the outstanding guaranteed amount.

  3.
  An amount of $172.03 million is deposited with Royal Bank of Scotland to be utilized towards progress payments for certain vessels that are being financed by the revolving credit facility that the Company has with the bank. The funds will be released gradually as progress payments to shipyards for the specific newbuildings become due and payable.

        As of December 31, 2009, the Company recorded an amount of $154,078 thousand (2008: $104,401 thousand) and $44,393 thousand (2008: $147,141 thousand) as current and non-current restricted cash, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2008	$1,369,739	$(187,234)	$1,182,505
Additions	289,671	(51,025)	238,646
Disposals	(75,468)	10,906	(64,562)
Decrease in vessels' values in respect of lease arrangements(a)	(16,944)	—	(16,944)

As of December 31, 2008	$1,566,998	$(227,353)	$1,339,645

Additions	295,020	(60,906)	234,114

As of December 31, 2009	$1,862,018	$(288,259)	$1,573,759

(a)
Vessels with a cost of $373.4 million and net book value of $342.7 million as of March 7, 2008, which were subject to certain leasing arrangements, are explained in Note 12(a), Other Lease Arrangements.

i.
On January 2, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Monaco, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

ii.
On March 31, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Dalian, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

iii.
On June 26, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Luanda, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

iv.
On September 28, 2009, the Company took delivery of a new-building 6,500 TEU vessel, the CMA CGM Moliere, for $91.5 million. The vessel is time chartered out for 12 years to one of the world's major liner companies

v.
The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $222.3 million as of December 31, 2009 and $195.8 million as of December 31, 2008. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        The cost of vessel acquired is the contracted price of vessel excluding any items capitalized during the construction period, such as interest expense.

        As of December 15, 2009, the Company signed an agreement to sell the MSC Eagle to an unrelated third party upon the termination of its time charter in January 2010 for $4.6 million. As

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net (Continued)

security for the execution of the agreement, the Company received an advance payment of 50% of the sale consideration.

5 Advances for Vessels under Construction

        a)    Advances for vessels under construction were as follows at December 31 (in thousands):

	2009	2008
Advance payments for vessels	$501,544	$533,298
Progress payments for vessels	612,645	479,071
Capitalized interest	79,899	55,456

Total	$1,194,088	$1,067,825

        The Company entered into four newbuilding contracts on March 2, 2007, with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004). The contract price of each vessel is $92.5 million. The Company paid an advance of $141.3 million as of December 31, 2009, in relation to these contracts. On July 12, 2007, the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for four 6,800 TEU containerships to four 8,530 TEU vessels. The contract price of each vessel is $113.0 million. These vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered to the Company during the first and second quarter of 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into five newbuilding contracts on March 16, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships (the HN N-214, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million. The Company paid an advance of $133.7 million as of December 31, 2009 in relation to these contracts. The vessels are expected to be delivered to the Company during the second quarter of 2010 and the first half of 2012. The Company arranged for 15 year charters for three of these vessels with a major liner company upon delivery of vessels. On May 24, 2007, the Company announced that it had secured 18 year bareboat charters for each of the remaining two 6,500 TEU containerships upon delivery of the vessels. On May 25, 2010, the Company came to an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218. The Company has agreed to forfeit cash advances of $64.35 million paid to the shipyard, as well as $7.16 million of interest capitalized and other predelivery capital expenditures in relation to the construction of the respective newbuildings. Refer to Note 26, Subsequent Events.

        The Company entered into newbuilding contracts on April 5, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 3,400 TEU containerships (the HN N-219, the HN N-220, the HN N-221, the HN N-222 and the HN N-223). The contract price of each vessel is $55.9 million. The Company paid an advance of $111.8 million as of December 31, 2009, in relation to these contracts. The vessels are expected to be delivered to the Company throughout 2010. On April 11, 2007, the Company arranged for 10 year charters for all of these vessels with a major line company upon delivery of each vessel.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels under Construction (Continued)

        On September 19, 2007, the Company extended its shipbuilding contracts with China Shipbuilding Trading Company Limited to include one more 8,530 TEU vessel, bringing the total number to five vessels. The Company paid an advance of $47.0 million as of December 31, 2009, in relation to this contract. All five Post Panamax containerships will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered throughout 2011. The Company has also arranged with a major liner company to charter all these vessels for 12 years each upon delivery of the vessels.

        The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The Company paid an advance of $249.2 million as of December 31, 2009, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into newbuilding contracts on November 9, 2007, with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The Company paid an advance of $174.3 million as of December 31, 2009, in relation to these contracts. The vessels are expected to be delivered to the Company during the first half of 2011. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessels.

        The Company entered into newbuilding contracts on July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for four containerships (the HN S4002, the HN S4003, the HN S4004 and the HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The Company paid an advance of $210.5 million as of December 31, 2009, in relation to these contracts. The vessels are expected to be delivered to the Company throughout up to the third quarter of 2010. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        b)    Advances for vessels under construction and transfers to vessels' cost as of December 31, 2009 and 2008 were as follows (in thousands):

As of January 1, 2008	$745,534
Additions	518,512
Transfer to vessels' cost	(196,221)

As of December 31, 2008	1,067,825

Additions	420,984
Transfer to vessels' cost	(294,721)

As of December 31, 2009	$1,194,088

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2008	$8,868	$1,563	$10,431
Additions	10,625	4,441	15,066
Written off amounts	(181)	(128)	(309)
Amortization	(7,301)	(220)	(7,521)
Written off due to sale of vessels	(1,569)	—	(1,569)

As of December 31, 2008	$10,442	$5,656	$16,098
Additions	7,259	6,822	14,081
Written off amounts	—	(412)	(412)
Amortization	(8,295)	(889)	(9,184)

As of December 31, 2009	$9,406	$11,177	$20,583

        The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting guidance for planned major maintenance activities. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

7 Other Current Assets

        Other current assets consisted of the following at December 31 (in thousands):

	2009	2008
Insurance claims	$1,013	$4,279
Advances to suppliers and other assets	2,275	3,488

Total	$3,288	$7,767

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks, are expected to be fully collected.

8 Other Non-current Assets

        Other non-current assets consisted of the following at December 31 (in thousands):

	2009	2008
Fair value of swaps	$3,762	$6,691
Other assets	5,622	870

Total	$9,384	$7,561

        In October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd., revisions to charterparties for six of its vessels in operation, which keep the original charter terms in place with deferred, interest bearing payment terms. In this respect, the Company

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8 Other Non-current Assets (Continued)

recorded a receivable in "Other non-current assets" of $4.5 million from ZIM, which will be cash settled in accordance with the agreement.

        In respect to the fair value of swaps, refer to Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9 Accounts Payable

        Accounts payable consisted of the following at December 31 (in thousands):

	2009	2008
Suppliers, repairers	$47,612	$10,481
Insurers, agents, brokers	693	2,216
Other creditors	1,237	1,205

Total	$49,542	$13,902

        As of December 31, 2009, the Company recognized a liability of $20.4 million in relation to three of its newbuilding vessels being built by Hanjin Heavy Industries & Construction Co. Ltd., the HN N-216, the HN N-217 and the HN N-220, based on the construction stage (steel cutting, steel cutting and keel laying, respectively) as described in the agreement with the shipyard (recorded as suppliers in the above table). An amount of $5.6 million was cash settled in January 19, 2010 (in relation to the HN N-220). On May 25, 2010, the Company came to an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218 and the outstanding amounts due as of December 31, 2009, will be forfeited. Refer to Note 26, Subsequent Events. In addition, the Company recognized a liability of $17.0 million in relation to one of its newbuilding vessels being built by Shanghai Jiangnan Changxing Heavy Industry Company Ltd., the HN Z0003, based on the construction stage (steel cutting) as described in the agreement with the shipyard, which will be cash settled within the 2010.

10 Accrued Liabilities

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2009	2008
Accrued payroll	$912	$1,025
Accrued interest	11,348	3,600
Accrued expenses	18,836	6,804

Total	$31,096	$11,429

        As of December 31, 2009, the Company has recorded accrued interest of $10.3 million in relation to the margin increase of its $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank in agreement with the terms and conditions of a commitment letter the Company has entered into (refer to Note 13, Long-Term Debt), which will be cash settled within 2010.

        Accrued expenses mainly consisted of accrued realized losses of cash flow interest rate swaps of $13.6 million and $2.0 million as of December 31, 2009 and 2008, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Other Current and Long-term Liabilities

        Other current liabilities consisted of the following at December 31 (in thousands):

	2009	2008
Fair value of swaps	100,065	48,217

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2009	2008
Fair value hedged debt	$6,000	$10,824
Fair value of swaps	207,493	414,668
Other long-term liabilities	1,706	976

Total	$215,199	$426,468

        In respect to the fair value of swaps, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

12 Lease Arrangements

        a)    Other lease arrangements

        During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company's control. Accordingly, the vessels continued to be recognized in the Company's books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million, $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 1/2 year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels. In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements, resulting in the cessation of the above structure, to 100% owned subsidiaries of the Company and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Lease Arrangements (Continued)

        b)    Charters-out:

        The future minimum revenue, expected to be earned on non-cancelable time charters with initial terms of one year or more consisted of the following at December 31, 2009 (in thousands):

2010	$352,494
2011	427,181
2012	551,795
2013	590,085
2014	587,937
2015 and thereafter	4,193,407

Total future revenue	$6,702,899

        Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel and which may last approximately 10 to15 days.

        In 2010, the Company has entered into an agreement to cancel the construction contracts for three newbuilding vessels under which contracted revenues of $27.5 million in 2012, $37.9 million in 2013, $37.9 million in 2014 and $449.8 million in 2015 and thereafter, are included in the above table. Refer to Note 26, Subsequent Events.

13 Long-Term Debt

        Long-term debt as of December 31, 2009 and 2008 consisted of the following (in thousands):

Lender	As of December 31, 2009	Current portion	Long-term portion	As of December 31, 2008	Current portion	Long-term portion
The Royal Bank of Scotland	$652,649	$652,649	$—	$640,449	$6,600	$633,849
HSH Nordbank	37,000	37,000	—	41,000	4,000	37,000
The Export-Import Bank of Korea ("KEXIM")	70,417	70,417	—	80,786	10,369	70,417
The Export-Import Bank of Korea & Fortis Bank	113,109	113,109	—	124,359	11,250	113,109
Deutsche Bank	180,000	180,000	—	180,000	—	180,000
Emporiki Bank of Greece	125,700	125,700	—	71,000	—	71,000
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	675,000	675,000	—	675,000	10,000	665,000
Credit Suisse	121,050	121,050	—	31,060	—	31,060
Fortis Bank-Lloyds TSB-National Bank of Greece	253,200	253,200	—	253,200	—	253,200
Deutsche Schiffsbank-Credit Suisse-Emporiki Bank of Greece	103,553	103,553	—	—	—	—

Total	$2,331,678	$2,331,678	$—	$2,096,854	$42,219	$2,054,635

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

        As of December 31, 2009, the Company was newly in breach of the corporate leverage ratio in its $60 million credit facility with HSH Nordbank and the market value adjusted net worth covenant under its Deutsche Bank credit facility, in each case for which the Company has not obtained waivers. In addition, although the Company was in compliance with the covenants contained in the Company's $124.4 million credit facility with the Export-Import Bank of Korea, or KEXIM, the cross default provisions of the respective credit facility resulted in an event of default. As a result, the lenders currently have the ability to call the related debt due immediately. Furthermore, the Company's lenders agreed to waive, and not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of, the December 31, 2008 and June 30, 2009 covenant breaches under certain of its loan agreements, and any future breaches of such covenants, through October 1, 2010. The Company has not obtained extension of such waivers to cover a twelve month period from the balance sheet date.

        In this respect, the Company classified its long-term debt of $2.3 billion as of December 31, 2009 as current debt. The Company continues to pay loan instalments and accumulated or accrued interest as they fall due under its credit facilities.

        The repayment terms of the loans outstanding as of December 31, 2009, as described in the loan agreements, are as follows:

Lender	Outstanding Principal Amount in millions	Interest Rate	Maturity	Details
The Royal Bank of Scotland	$652.6	LIBOR + margin	Due September 2021	Revolving credit facility of up to $700.0 million for the purpose of financing existing vessels or part of the newbuilding program.
HSH Nordbank	$37.0	LIBOR + margin	Due March 2014	17 quarterly installments of $1.0 million; balloon payment of $20.0 million.
KEXIM	$70.4	Fixed	Due November 2016	26 quarterly installments of $2.6 million; plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Lender	Outstanding Principal Amount in millions	Interest Rate	Maturity	Details
KEXIM-Fortis	$113.1	$104.1 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	18 semi-annual installments of $5.625 million; plus installments of $2.14 million and $0.7 million; plus balloon payments of $9.0 million payable in October 2018 and January 2019.
Aegean Baltic Bank-HSH Nordbank-Piraeus Bank	$675.0	LIBOR + margin	Due November 2016

Revolving credit facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels. Repayment schedule, as amended in July 2009 will be based on quarterly installments, as well as, a balloon payment at the end.

Emporiki Bank of Greece S.A.	$125.7	LIBOR + margin	Due June 2021

Loan facility of up to $156.8 million advanced to the vessel owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semi-annual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment.

Deutsche Bank	$180.0	LIBOR + margin	Due October 2018

32 consecutive quarterly installments each in the amount of $2.5 million and a final balloon payment of $100.0 million payable together with the last such installment. The first installment is due on December 31, 2010.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Lender	Outstanding Principal Amount in millions	Interest Rate	Maturity	Details
Credit Suisse	$121.1	LIBOR + margin	Due December 2019

28 consecutive quarterly installments amounting to $3.99 million each, with the first installment due March 31, 2013 and a final balloon installment of $109.35 million which is due together with the final installment.

Fortis Bank—Lloyds TSB—National Bank of Greece	$253.2	LIBOR + margin	Due July 2018	16 equal semi-annual installments of $8.6 million, with the first installment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.
Deutsche Schiffsbank-Credit Suisse-Emporiki Bank of Greece	$103.6	LIBOR + margin	Due June 2021	20 consecutive semi-annual installments of $8.8 million, with the first installment due on December 30, 2011; and a final balloon payment of $122.8 million on June 30, 2021.

        On February 2, 2009, the Company, as borrower, and certain of its vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of up to $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2009 until the end of the first quarter of 2011, with the Zim Dalian having been delivered to us on March 31, 2009. The interest rate on the credit facility is LIBOR plus margin.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2009, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        In December 2007, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$1.0 billion. As of the date of filing of this report, no securities had been issued under the shelf.

        The Company must maintain the following financial covenants:

  •
  maintain a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  ensure that the aggregate market value of the Company's vessels in its fleet exceeds 145.0% of its net consolidated debt at all times under its KEXIM-Fortis and HSH Nordbank credit facilities;

  •
  ensure that the ratio of the aggregate market value of the vessels in the Company's fleet securing the applicable loan to its outstanding indebtedness under such loan at all times exceeds (i) 115% under its Emporiki Bank credit facility and (ii) a range from 120% to 130% under its other credit facilities (reduced to 100% under its RBS credit facility and its Credit Suisse credit facility, as well as 85% under its Deutsche Bank credit facility during the waiver period as described below);

  •
  maintain adjusted stockholders' equity in excess of 30.0% of the Company's total market value adjusted assets;

  •
  ensure that the Company's total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% (or 75% under three of its credit facilities) of its total market value adjusted assets;

  •
  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of the Company's total indebtedness; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        Set forth below are details of the respective waivers agreed in 2009 with the Company's lenders in respect of breaches of the loan covenants contained in certain of its credit facilities and its guarantee facility with HSH Nordbank.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        The Royal Bank of Scotland Credit Facility.    As of December 31, 2008, the Company was in breach of the collateral coverage ratio and corporate leverage ratio covenants contained in the Company's $700.0 million senior revolving credit facility with The Royal Bank of Scotland. The Company entered into an agreement waiving the breach of the corporate leverage ratio covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio the Company would have been in compliance as of December 31, 2008 and June 30, 2009) in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lender under this credit facility. On July 17, 2009, the Company entered into an agreement with the lender under this credit facility to extend the waiver period through October 1, 2010.

        HSH Nordbank Credit Facility (with Aegean Baltic Bank acting as agent).    As of December 31, 2008, the Company was in breach of the net worth covenant contained in the Company's $60.0 million credit facility with HSH Nordbank, Dresdner Bank and Aegean Baltic Bank acting as agent. The Company entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. Such waiver has been provided by its lenders under this credit facility pursuant to the terms and conditions of a commitment letter the Company has entered into with such lenders pursuant to which the Company has agreed to amend the credit facility to increase the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and increase the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as pay a one-time fee of 0.30 percentage points on the facility amount outstanding. On July 21, 2009, the Company entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases being applied to the revised waiver period.

        As of December 31, 2009, the Company was in breach of the corporate leverage ratio covenant under this credit facility, which was not covered by the existing waivers and has not obtained waiver. As a result of this non-compliance, the lenders currently have the ability to call the related debt due immediately.

        Aegean Baltic Bank—HSH Nordbank—Piraeus Bank Credit Facility.    As of December 31, 2008, the Company was in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants contained in the Company's $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank. The Company entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Such waiver has been provided by its lenders under this credit facility pursuant to the terms and conditions of a commitment letter the Company has entered into with such lenders pursuant to which the Company has agreed to amend the credit facility, including to add additional collateral and increase the interest rate margin by 1.8 percentage points per annum for the waiver period and increase the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan, as well as pay a one-time fee of $2.1 million and make $5.0 million

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

payments on July 31, 2009, October 31, 2009 and January 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on January 31, 2010. The Company has also agreed to use its best efforts to raise additional equity capital, with the participation of its largest stockholder in any such transaction. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this credit facility. On July 21, 2009, the Company entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases being applied to the revised waiver period, as well as to make additional $5.0 million payments on April 30, 2010 and July 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on April 30, 2010, July 31, 2010 and September 30, 2010 as the lender under this credit agreement may determine.

        The Export-Import Bank of Korea.    As of December 31, 2008, the Company was in compliance with the covenants in its credit facility with the Export-Import Bank of Korea. As of December 31, 2009, although the Company was in compliance with the covenants in its credit facility, under the cross default provisions of the respective credit facility the lenders could require immediate repayment of the related debt due.

        KEXIM—Fortis Credit Facility.    As of December 31, 2008, the Company was in breach of the corporate leverage ratio and net worth covenants contained in the Company's $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Bank. The Company entered into an agreement waiving compliance with such covenants for the year ended December 31, 2008 and providing that compliance with such covenants in respect of the year ended December 31, 2009 will be tested within 180 days following that date. In return, the Company paid its lenders under this credit facility a one-time fee of $360,000 and the interest rate margin was increased by 0.5 percentage points for the waiver period. As of June 30, 2009, the Company was in breach of an additional corporate leverage ratio contained in this credit facility and on September 22, 2009, the Company has entered into an agreement with the lenders under this credit facility to extend the waiver of the breach of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the additional corporate leverage ratio covenant identified as of June 30, 2009, and any subsequent breaches of such covenant, through October 1, 2010, with an increase in the interest rate margin by 1.0 percentage points per annum for the waiver period from June 30, 2009 to December 31, 2009 and 0.5 percentage points per annum for the waiver period from January 1, 2010 to October 1, 2010, as well as a one-time fee of $360,000. The Company also agreed to use its best efforts to raise additional equity capital, and to use the net proceeds of any such equity capital issuance, as well as any debt raised, to fund a portion of the Company's newbuilding program. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends.

        Emporiki Bank Credit Facility.    As of December 31, 2008, the Company was in breach of the corporate leverage ratio and minimum net worth covenants contained in the Company's $156.8 million credit facility with Emporiki Bank. The Company entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter. On

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

August 12, 2009, the Company entered into an agreement with the lender under this credit facility to extend the waiver period through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), with a one-time amendment fee of $0.2 million and the above interest rate margin increases being applied to the revised waiver period.

        Deutsche Bank Credit Facility.    As of December 31, 2008, the Company was in breach of the corporate leverage ratio covenant contained in the Company's $180.0 million credit facility with Deutsche Bank. The Company entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. In return, the Company paid to the bank a one-time fee of 0.3% of the loan amount. As of June 30, 2009, the Company was in breach of the collateral coverage ratio covenant contained in its credit facility with Deutsche Bank, which was not covered by the waiver obtained in relation to the December 31, 2008 breach. On August 6, 2009, the Company entered into an agreement with Deutsche Bank to extend the waiver of the breach of the corporate leverage ratio covenant obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.315 percentage points per annum for the waiver period and 0.815 percentage points per annum thereafter, as well as a one-time fee of $0.4 million. The Company also agreed to use its best efforts to raise additional equity capital. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends without the consent of its lenders under this credit facility. On December 15, 2009, the Company agreed to modify its agreement with Deutsche Bank to reduce the collateral coverage ratio covenant requirement to 85% during the waiver period, while cancelling the waiver. As of December 31, 2009, the Company was in breach of the market value adjusted net worth covenant under its credit facility and has not obtained waiver. As a result of this non-compliance, the lender currently has the ability to call the related debt due immediately.

        Credit Suisse Credit Facility.    As of December 31, 2008, the Company was in breach of the corporate leverage ratio and net worth covenants contained in its credit facility with Credit Suisse. The Company entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. As of June 30, 2009, the Company was in breach of the collateral coverage ratio covenant, which was not covered by the waiver obtained in relation to the December 31, 2008 breaches, contained in the Company's $221.1 million credit facility with Credit Suisse. On July 29, 2009, the Company entered into an agreement with Credit Suisse to extend the waiver of the breaches of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), as well as any subsequent breach of such covenants, through October 1, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio the Company would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010, with an increase in the interest rate margin by 1.225 percentage points per annum for the waiver period and a one-time fee of $50,000. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends without the consent of its lenders under this credit facility.

        Fortis Bank—Lloyds TSB—National Bank of Greece Credit Facility.    As of December 31, 2008, the Company was in compliance with all covenants contained in its $253.2 million credit facility with Fortis

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Bank—Lloyds TSB—National Bank of Greece. As of June 30, 2009, the Company was in breach of the corporate leverage ratio and collateral coverage ratio covenants contained in this credit facility. On August 13, 2009, the Company entered into an agreement with the lenders under its Fortis Bank—Lloyds TSB—National Bank of Greece waiving the breach of the corporate leverage ratio and collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.25 percentage points per annum for the remaining period of the loan, as well as a one-time fee of $1.0 million. The Company also agreed to use its best efforts to raise additional equity capital, and to use the net proceeds of any such equity capital issuance to fund a portion of the Company's newbuilding program. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends.

        Deutsche Schiffsbank—Credit Suisse—Emporiki Bank Credit Facility.    During the first quarter of 2009, the Company was in breach of the corporate leverage ratio and net worth covenants contained in its $298.5 million credit facility. On March 19, 2009, the Company entered into an agreement waiving breaches of such covenants, as well as any subsequent breach of such covenants, up to January 31, 2010. During the waiver period the Company is not permitted to pay dividends without the consent of its lenders under this credit facility. On August 17, 2009, the Company entered into an agreement with the lenders to extend the waiver period through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), with an increase in the interest rate margin by 0.8 percentage points per annum for the waiver period and a one-time waiver fee of 0.2 percentage points on the outstanding loan amount.

        HSH Nordbank Guarantee Facility (with Aegean Baltic Bank acting as agent).    As of December 31, 2008, the Company was in breach of the corporate leverage ratio and net worth covenants contained in the Company's $148.0 million guarantee facility with HSH Nordbank, with Aegean Baltic Bank acting as agent. The Company entered into an agreement, pursuant to the terms and conditions of a commitment letter, regarding the guarantee facility waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this facility.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2009, 2008 and 2007 was 3.1%, 4.1% and 5.6%, respectively.

        Total interest paid during the years ended December 31, 2009, 2008 and 2007 was $62.4 million, $71.4 million and $46.4 million, respectively.

        The total amount of interest cost incurred in 2009 was $69.3 million (2008: $71.6 million, 2007: $45.3 million). The amount of interest expensed in 2009 was $36.2 million (2008: $34.7 million, 2007: $22.4 million) and the amount of interest capitalized in 2009 was $33.1 million (2008: $36.9 million, 2007: $22.9 million).

14 Related Party Transactions

        Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Related Party Transactions (Continued)

equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels, (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company's processes. The Manager is a common controlled entity.

        On February 12, 2009, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. In 2008 and 2007, the management contract provided for a fee of $500 per day for commercial, chartering and administrative services, $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for vessels on time charter, pro rated for the calendar days each vessel was owned. In addition, the Manager received a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts. On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. The incremental amount of the management fees above the previous fee level are payable by the Company, as accrued until the date of payment, at any time before the end of 2010.

        The Manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings).

        Management fees in 2009 amounted to approximately $8.7 million from continuing operations (2008: $7.0 million, 2007: $5.7 million). The related expenses are shown under "General and administrative expenses" on the Statement of Income.

        The Company pays monthly advances on account of the above management services. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $8.6 million and $7.1 million as of December 31, 2009 and 2008, respectively.

        In 2008, the Company reimbursed the Manager for an amount of $2.0 million related to newbuildings site offices set up costs, which was in addition to the flat fee of $400,000 per newbuilding discussed above. The $2.0 million fee is not considered an additional fee but, rather, representing costs directly borne by the Company and paid through Danaos Shipping Co. Ltd. in connection with start-up cost and other related costs necessary to initiate specific locally based offices related to the newbuilding program of the Company. The Company considers necessary and has instructed the Manager to build up such offices in the respective shipyards in order to better and more efficiently progress the shipbuilding supervision of its vessels.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2009 and 2008, the Company paid premiums to The Swedish Club of

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Related Party Transactions (Continued)

$7.4 million and $4.1 million, respectively. As of December 31, 2009 and 2008, the Company owed to The Swedish Club an amount of $0.3 million and $1.5 million, respectively.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

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

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders' equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. If the forecasted transaction does not occur, the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2009 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2009	Fair Value December 31, 2008
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(19,100)	$(25,181)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(19,264)	$(27,438)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(9,234)	$(13,451)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(9,310)	$(13,546)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(8,947)	$(13,093)
HSH Nordbank	12/06/2006	12/8/2006	12/8/2009	$200,000	4.739% p.a.	USD LIBOR 3M BBA	$—	$(6,474)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(37,850)	$(48,115)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(21,650)	$(35,220)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(19,210)	$(25,853)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(40,333)	$(54,131)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(20,011)	$(26,067)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(6,561)	$(11,564)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(6,828)	$(11,801)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(10,348)	$(20,611)
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$(6,306)	$(9,565)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(25,290)	$(32,319)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(17,128)	$(29,338)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(6,070)	$(11,123)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(9,090)	$(12,985)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(8,035)	$(19,168)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(6,993)	$(15,842)

Total fair value							$(307,558)	$(462,885)

        During 2009, the Company entered into agreements with the shipyards to defer the delivery of certain newbuildings, resulting in a reassessment of the forecasted debt required to build these vessels, in relation to the timing of forecasted debt drawdowns expected during the construction period of such vessels. The interest rate swaps entered by the Company in the past were based on the originally forecasted delivery of vessels and the respective debt drawdowns. As of December 31, 2009, the Company revised its estimates of the forecasted debt timing, which resulted in hedge ineffectiveness of $(21.4) million recorded in the consolidated statement of income, reclassification of $(18.1) million of unrealized losses from "Accumulated other comprehensive loss" in the consolidated balance sheet to consolidated statement of income and unrealized gains of $8.2 in relation to fair value changes of interest rate swaps for the fourth quarter of 2009, which were recorded in the consolidated statement of income due to the retrospective effectiveness testing failure of certain swaps. The total fair value change of the interest rate swaps for the period January 1, 2009 to December 31, 2009, amounted to $155.3 million.

        The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

$36,298 thousand and $11,635 thousand were deferred in other comprehensive loss as of December 31, 2009 and 2008, respectively, and an amount of $66 thousand and $6 thousand was reclassified into earnings as of December 31, 2009 and 2008, respectively, representing its amortization over the depreciable life of the vessels.

  b. Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company's fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2009 and 2008, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2009	Fair Value December 31, 2008
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$1,865	$3,289
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$1,897	$3,402

Total fair value							$3,762	$6,691

        The total fair value change of the interest rate swaps for the period from January 1, 2009 until December 31, 2009, amounted to $(2.9) million, and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The related asset of $3.8 million is shown under "Other non-current assets" in the consolidated balance sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2009 until December 31, 2009, amounted to $4.8 million and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The net ineffectiveness for December 31, 2009, amounted to $1.9 million and is shown in the Statement of Income in Gain/(loss) on fair value of derivatives".

  c. Foreign Currency Forward Contracts—Cash Flow Hedges

        The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 12(a), Lease Arrangements. Pursuant to the adoption of the Company's risk management accounting policy, and after putting in place the formal documentation

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

required by hedge accounting in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings.

        The Company's forward contracts ceased to qualify as hedging instruments under hedge accounting in October 2007 as a result of amendments to the leasing arrangements described in Note 12(a), Lease Arrangements. Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in "Other Income (Expenses) net".

Fair Value of Financial Instruments

        Effective January 1, 2008, the Company adopted requirements of the accounting guidance for the fair value measurement and disclosure. The guidance clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

        The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2009
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Interest rate swap contracts	$3,762	$—	$3,762	$—
Liabilities
Interest rate swap contracts	$307,558	$—	$307,558	$—

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

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2009, these financial instruments are in the counterparties' favor. The Company has considered the risk of non-performance by its and its counterparties in accordance with fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17 Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) at December 31, were as follows:

Charterer	2009	2008	2007
HMM Korea	22%	22%	13%
CSCL	14%	16%	18%
CMA CGM	15%	17%	13%
YML	18%	19%	11%
Maersk	11%	16%	21%
ZIM	14%	Under 10%	—

18 Operating Revenue by Geographic Location

        Operating revenue by geographic location at December 31, was as follows (in thousands):

Continent	2009	2008	2007
Australia—Asia	$231,290	$193,845	$154,467
America	—	—	1,494
Europe	88,221	105,060	102,884

Total Revenue	$319,511	$298,905	$258,845

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies

Commitments

        The Company, as of December 31, 2009 and December 31, 2008, had outstanding commitments of $1,908.8 million and $2,250.4 million, respectively, for the construction of container vessels as follows (in thousands):

Vessel	TEU	Contract Price	As of December 31, 2009	As of December 31, 2008
Zim Dalian	—	—	—	38,280
Zim Luanda	—	—	—	38,280
CMA CGM Moliere	—	—	—	45,750
Hull S4002	6,500	91,500	36,600	54,900
Hull S4003	6,500	91,500	27,450	54,900
Hull S4004	6,500	91,500	45,750	54,900
Hull S4005	6,500	91,500	45,750	73,200
Hull N-214	6,500	99,000	59,400	79,200
Hull N-215	6,500	99,000	69,300	79,200
Hull N-216*	6,500	99,000	74,250	79,200
Hull N-217*	6,500	99,000	79,200	79,200
Hull N-218*	6,500	99,000	79,200	79,200
Hull N-219	3,400	55,880	27,940	39,116
Hull N-220	3,400	55,880	33,528	39,116
Hull N-221	3,400	55,880	33,528	39,116
Hull N-222	3,400	55,880	33,528	39,116
Hull N-223	3,400	55,880	39,116	39,116
Hull Z00001	8,530	113,000	56,500	90,400
Hull Z00002	8,530	113,000	73,450	90,400
Hull Z00003	8,530	113,000	90,400	90,400
Hull Z00004	8,530	113,000	90,400	90,400
HN H 1022A	8,530	117,500	70,500	94,000
Hull S-456	12,600	166,166	116,316	116,316
Hull S-457	12,600	166,166	116,316	116,316
Hull S-458	12,600	166,166	116,316	116,316
Hull S-461	10,100	145,240	87,144	87,144
Hull S-462	10,100	145,240	87,144	87,144
Hull S-463	10,100	145,240	87,144	87,144
Hull S-459	12,600	166,166	116,316	116,316
Hull S-460	12,600	166,166	116,316	116,316

	211,450	$2,976,450	$1,908,802	$2,250,402

*
During 2010, the Company entered into an agreement to cancel the construction contracts for three newbuilding vessels, the Hull N-216, the Hull N-217 and Hull N-218, under which aggregate remaining installment payments of $232.7 million, as of December 31, 2009, are included in the above table. Refer to Note 26, Subsequent Events.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies (Continued)

Contingencies

        The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank is $21.19 million at December 31, 2009. In addition, the Company was in breach of certain covenants under this guarantee facility as of December 31, 2008, which have been waived by the bank, as discussed in Note 13, Long-term Debt.

        The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland was $2.35 million at December 31, 2009.

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

20 Sale of Vessels

        No vessels were sold by the Company in 2009.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Sale of Vessels (Continued)

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

21 Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 31, 2008, the Company granted 2,246 shares to certain employees of the Manager and recorded an expense of $15,183 in "General and Administrative Expenses" representing the fair value of the stock granted as at December 31, 2008. The Company distributed shares of its treasury stock to the qualifying employees of the Manager during the first semester of 2009 in settlement of the 2,246 shares granted. As of December 31, 2009, no further shares were granted.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During the first six months of 2009, two directors elected

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Stock Based Compensation (Continued)

to receive in Company shares 50% of their compensation and one director elected to receive in Company shares 50% of his compensation in the third and fourth quarter of 2009. On the last business day of each quarter of 2009, rights to receive 13,110 shares in aggregate for the year ended December 31, 2009, were credited to the Director's Share Payment Account. As of December 31, 2009, $47 thousand were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2009, the Company distributed 6,112 shares to Directors of the Company from its treasury stock in settlement of shares granted as of December 31, 2008. As of April 1, 2010, the Company distributed 13,110 shares to Directors of the Company from its treasury stock in settlement of shares granted as of December 31, 2009.

22 Stockholders' Equity

        On October 14, 2005 and September 18, 2006, the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. On September 18, 2009, the Company's Articles of Incorporation were amended. Under the Articles Amendment, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders' equity accounts as of December 31, 2006, by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares have been adjusted for all periods presented.

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

        On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006, which resulted in an aggregate dividend of $24.0 million paid on February 14, 2007, to all shareholders of record as of January 29, 2007. On April 24, 2007, the Board of Directors declared a dividend of $ 0.44 per common share for the first quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on May 18, 2007, to all shareholders of record as of May 4, 2007. On July 23, 2007, the Board of Directors declared a dividend of $ 0.44 per common

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Stockholders' Equity (Continued)

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

        During 2009, the Company did not declare any dividends. The Company is not permitted to pay dividends under its existing waiver agreements (Refer to Note 13, Long-term Debt).

23 Earnings per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in thousands):

	2009	2008	2007
Numerator:
Net income	$36,089	$117,060	$123,098
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	54,549.8	54,557.1	54,557.5

24 Other income/(expenses), net

        Other income/(expenses), net, of $(336) thousand in 2009 mainly consists of foreign currency revaluation losses of $(1.4) million, which partially offset by other income of $1.1 million.

        Other income/(expenses), net, of $(1,060) thousand in 2008 mainly consists of a non-recurring expense of $1,636 thousand in relation to insurance expenses for the years of 2006 and 2007, which have been recorded in 2008 reflecting the contribution of the Company's insurer to the exposure of the International Group of P&I Clubs. In addition, the Company early terminated and cash settled forwards with positive fair value of $471 thousand in September 2008 (refer to Note 16c, Financial Instruments).

        Other income/(expenses), net, of $14,560 thousand in 2007 mainly consists of a non-recurring gain of $15,905 thousand related to the leasing arrangements of the CSCL Europe, the CSCL America, the Bunga Raya Tiga, the Bunga Raya Tujuh, the CSCL Pusan and the CSCL Le Havre and their

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Other income/(expenses), net (Continued)

subsequent restructuring entered into in 2007 (refer to Note 12, Lease Arrangements). In addition, the Company recorded legal expenses in relation to this leasing arrangement of $205 thousand.

25 Discontinued Operations

        From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the "Drybulk Business"). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of accounting guidance for the impairment or disposal of long-lived assets, and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company's consolidated statements of income for the years presented. The Company allocated to discontinued operations nil interest expense for the years ended December 31, 2009, 2008 and $0.4 million for the year ended December 31, 2007, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of. The Company allocated to discontinued operations an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007) for the year ended December 31, 2008. The Company allocated to discontinued operations gain on sale of vessels of $88.6 million for the year ended December 31, 2007.

        The following table represents the revenues and net income from discontinued operations for the years ended December 31 (in thousands):

	2009	2008	2007
Operating Revenues	$—	$—	$6,515
Net (loss)/income	$—	$(1,822)	$92,166

        The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net income.

26 Subsequent Events

        On January 22, 2010, the Company sold and delivered the MSC Eagle. The sale consideration was $4.6 million. The Company realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in early January 2010.

        On February 5, 2010, the Company granted 4,641 shares to certain employees of the Manager.

        On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. The incremental amount of the management fees shall be paid, as accrued until the date of payment, at any time before the end of 2010.

        On March 4, 2010, the Company repurchased 12,000 shares for an aggregate purchase price of $49,882, under its share purchase plan.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Subsequent Events (Continued)

        On March 12, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Musset. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded impairment losses of $71.5 million in the first quarter of 2010. On May 25, 2010, the Company signed the cancellation agreement.

        On April 14, 2010, the Company signed a supplemental agreement with the Royal Bank of Scotland to release the balance of its restricted cash with the bank of $169.9 million and the immediate application of such amount as prepayment of the $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement will be available for re-drawing as progress payments to shipyards for specific newbuildings.

        On May 17, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Nerval. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On May 19, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the YM Mandate. The vessel has been deployed on a 18-year bareboat charter with one of the world's major liner companies.

        On May 27, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the Hanjin Buenos Aires. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.