Form 20-F
period 2010-12-31
Danaos Corp
filed 2011-04-08
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2010, there were 108,610,921 shares of the registrant's common stock outstanding.

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

  •
  our financial condition and liquidity, including our ability comply with covenants in our financing arrangements;

  •
  performance by our charterers of their obligations;

  •
  the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

  •
  our ability to obtain financing in the future to fund acquisitions and other general corporate activities;

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2010, reflecting the discontinued operations of the drybulk carriers owned by subsidiaries of Danaos Corporation between 2006 and 2007 as discontinued operations. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2010, 2009 and 2008, and the consolidated balance sheets at December 31, 2010 and 2009, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	In thousands, except per share amounts
STATEMENT OF INCOME
Operating revenues	$359,677	$319,511	$298,905	$258,845	$205,177
Voyage expenses	(7,928)	(7,346)	(7,476)	(7,498)	(5,423)
Vessel operating expenses	(88,271)	(92,327)	(89,246)	(65,676)	(52,991)
Depreciation	(77,045)	(60,906)	(51,025)	(40,622)	(27,304)
Amortization of deferred drydocking and special survey costs	(7,426)	(8,295)	(7,301)	(6,113)	(4,127)
Impairment loss	(71,509)	—	—	—	—
Bad debt expense	—	—	(181)	(1)	(145)
General and administrative expenses	(23,255)	(14,541)	(11,617)	(9,955)	(6,413)
Gain/(loss) on sale of vessels	1,916	—	16,901	(286)	—

Income from operations	86,159	136,096	148,960	128,694	108,774

Interest income	964	2,428	6,544	4,861	3,605
Interest expense	(41,158)	(36,208)	(34,740)	(22,421)	(23,905)
Other finance (expenses)/income, net	(6,055)	(2,290)	(2,047)	(2,779)	2,049
Other (expenses)/income, net	(5,070)	(336)	(1,060)	14,560	(18,476)
(Loss)/gain on fair value of derivatives	(137,181)	(63,601)	(597)	183	(6,628)

Total other expenses, net	(188,500)	(100,007)	(31,900)	(5,596)	(43,355)

Net (loss)/income from continuing operations	$(102,341)	$36,089	$117,060	$123,098	$65,419

Net (loss)/income from discontinued operations	$—	$—	$(1,822)	$92,166	$35,663

Net (loss)/income	$(102,341)	$36,089	$115,238	$215,264	$101,082

PER SHARE DATA(i)(ii)
Basic and diluted net (loss)/ income per share of common stock from continuing operations	$(1.36)	$0.66	$2.15	$2.26	$1.40
Basic and diluted net (loss)/income per share of common stock from discontinued operations	$—	$—	$(0.04)	$1.69	$0.76
Basic and diluted net income per share of common stock	$(1.36)	$0.66	$2.11	$3.95	$2.16
Basic and diluted weighted average number of shares	75,436	54,550	54,557	54,558	46,751
CASH FLOW DATA
Net cash provided by operating activities	$78,792	$93,166	$135,489	$158,270	$151,578
Net cash used in investing activities	(587,748)	(372,909)	(511,986)	(687,592)	(330,099)
Net cash provided by financing activities	616,741	281,073	433,722	549,742	183,596
Net increase in cash and cash equivalents	107,785	1,330	57,225	20,420	5,075
BALANCE SHEET DATA (at period end)
Total current assets	$266,830	$300,504	$250,194	$92,038	$59,700
Total assets	3,489,130	3,142,711	2,828,464	2,071,791	1,297,190
Total current liabilities, including current portion of long term debt	246,497	2,518,007	122,215	51,113	45,714
Current portion of long-term debt	21,619	2,331,678	42,219	25,619	22,760
Long-term debt, net of current portion	2,543,907	—	2,054,635	1,330,927	639,556
Total stockholders' equity	392,412	405,591	219,034	624,904	565,852
Common stock(i)(ii)	108,611	54,551	54,543	54,558	54,558
Share capital(i)	1,086	546	546	546	546

(i)
As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

(ii)
As adjusted for 634 shares, 6,642 shares and 15,000 shares held by the Company and reported as Treasury Stock as of December 31, 2010, 2009 and 2008, respectively.

        As a privately held company, we paid aggregate dividends of $244.6 million in 2005. We paid no dividends in 2006. We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008. In addition, we paid a dividend of $0.465 per share on May 14, 2008, August 20, 2008 and November 19, 2008, respectively. In the first quarter of 2009, our board of directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that affect our ability to pay dividends and we generally will not be permitted to pay cash dividends under the terms of the bank agreement ("Bank Agreement") and new financing agreements for which we have entered into definitive agreements in 2011. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business—We are generally not permitted to pay cash dividends under our financing arrangements." See "Item 8. Financial Information—Dividend Policy."

Capitalization and Indebtedness

        Not Applicable.

Reasons for the Offer and Use of Proceeds

        Not Applicable.

Risk Factors

Risks Inherent in Our Business

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and has had and may continue to have an adverse effect on our earnings and affect our compliance with our loan covenants and could result in us having to restructure our obligations.

        The abrupt and dramatic downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $26,000 in January 2011, after reaching a low of $6,400 in December 2009. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of containerized cargo carried by sea, which resulted in a significant decline in the volume of cargo shipments, and the level of global trade, including exports from China to Europe and the United States. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have announced efforts to obtain third party aid and restructure their obligations. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. Before the covenant levels in our financing arrangements were reset at levels at which we are now in compliance in the first quarter of 2011, we had to obtain waivers from the lenders under all but one of our credit facilities because we had not been in compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and widespread loan covenant defaults in the container shipping industry. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

The current low containership charter rates and containership vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has adversely affected containership values since the middle of 2008. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we had to obtain waivers of breaches of covenants in certain of our loan agreements. Under the Bank Agreement we entered into in the first quarter of 2011 for the restructuring of our existing credit facilities and new credit facilities, the financial covenants in our financing arrangements were reset to levels, with which we currently comply, that gradually tighten over the period through the maturity of these financing arrangements in 2018.

        If we are unable to comply with the financial and other covenants under our other credit facilities, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Any such acceleration, because of the cross-default provisions in our loan agreements, could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by our other lenders. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our ability to continue our business.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Our 52 containerships are currently employed under time charters with 14 liner companies, with 89% of our revenues in 2010 generated from six such companies. We have also arranged long-term time charters for each of our 13 contracted newbuilding containerships as of March 31, 2011. We could lose a charterer or the benefits of a time charter if:

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

        The time charters on which we deploy our containerships generally provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has experienced severe declines since the second half of 2008, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations. For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle, as was the case with certain of our vessels in 2010 and one vessel in the first quarter of 2011. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market.

        If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-led restructuring or otherwise, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities. In such an event, we could be unable to service our debt and other obligations and could ourselves have to restructure our obligations.

We depend upon a limited number of customers, some of which have acknowledged financial difficulties and announced efforts to restructure their obligations, for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, HMM Korea and Yang Ming have represented substantial amounts of our revenue. In 2010, approximately 89% of our revenues from continuing operations were generated by six customers, China Shipping, CMA CGM, HMM Korea, Maersk, Yang Ming and ZIM, and in 2009 these six customers generated approximately 94% of our revenues from continuing operations. As of the date of this filing, we have charters for 4 of our existing vessels and none of our newbuildings with China Shipping, for 5 of our existing vessels and 5 of our newbuildings with CMA CGM, for 11 of our existing vessels and 5 of our newbuildings with HMM Korea, for 4 of our existing vessels and none of our newbuildings with Maersk, for 7 of our existing vessels and none of our newbuildings with Yang Ming and 6 of our existing vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues, some of which liner companies including CMA CGM and Zim publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and announced efforts to obtain third party aid and restructure their obligations, including under charter contracts. Although many liner companies reported substantially improved financial performances in 2010, if any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Although we have arranged charters for each of our 13 contracted newbuilding vessels, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

        We are dependent on the ability and willingness of the charterers to honor their commitments under the multi-year time charters we have arranged for each of our 13 contracted newbuilding vessels as of March 31, 2011. Despite modest improvements in the containership market in 2010, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of containerships available at lower charter rates and lower demand for our customers' liner services could negatively affect our charterers' willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have announced efforts to obtain third party aid and restructure their obligations. The combination of the current surplus of containership capacity, and the expected significant increase in the size of the world containership fleet over the next few years, as the high volume of containerships currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuilding vessels if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure would be at lower rates given currently depressed charter rates. As a result of the foregoing, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants in our credit facilities. If the charterers do not honor their commitments under these charters, we may have rights for certain claims, subject to the terms and conditions of each charter. However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

Our profitability and growth depend on the demand for containerships and the recent economic slowdown, and the impact on consumer confidence and consumer spending, resulted in and may continue to result in a decrease in containerized shipping volume, adversely affect charter rates. Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade and in 2008 and 2009, the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Despite some improvement in 2010 and the first quarter of 2011, rates remain well below long term averages, and that improvement may not be sustainable and rates could decline again. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

  •
  port congestion.

        Consumer confidence and consumer spending have deteriorated significantly in 2008 and 2009, and have only recovered modestly. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. Any such decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. The charters for 10 of our existing vessels expire between April and December 2011. If the charter market is depressed, as it has been with only marginal improvement since the second half of 2008, when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at a rate whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

We may be unable to draw down the full amount of our credit facilities, pursuant to the terms of the Bank Agreement with respect to restructuring our credit facilities, and we may have difficulty obtaining other financing, particularly if the market values of our vessels further decline.

        There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made, and other customary conditions to such advances. If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our credit facilities, pursuant to the terms of the Bank Agreement with respect to our credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. We may also not be able to obtain additional financing and refinance our debt, particularly for our newbuilding vessels which have remaining installment payments well in excess of their current charter-free market value. Any inability for us to draw down the full amount of our credit facilities due to the market value of our vessels or otherwise could prevent us from completing the acquisition of our 13 newbuilding containerships and cause us to forfeit the deposit payments and other capitalized predelivery expenses we have made for such newbuildings, which totaled $0.8 billion as of March 31, 2011 and otherwise materially adversely effect our liquidity and financial condition.

The Bank Agreement in respect of our financing arrangements imposes stringent operating and financial restrictions on us which may, among other things, limit our ability to grow our business.

        Under the terms of the Bank Agreement, our credit facilities and financing arrangements impose more stringent operating and financial restrictions on us than those previously contained in our credit facilities. These restrictions, as described in "Item 5. Operating and Financial Review and Prospects," generally preclude us from:

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

        As a result we will have reduced discretion in operating our business and may have difficulty growing our business beyond our currently contracted newbuilding vessels. In addition, our respective lenders under these financing arrangements will, at their option, be able to require us to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of our company, which for these purposes and as further described in "Item 5. Operating and Financial Review and Prospects—Bank Agreement", includes Dr. Coustas ceasing to be our Chief Executive Officer, Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controlling more than 20% of the voting power of our outstanding capital stock.

        The Bank Agreement and our financing arrangements contain financial covenants requiring us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S456, S457, S458, S459, S460, S461, S462, S463 and S4004) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter, other than during 2012 when we will be required to maintain a minimum amount of $20.0 million;

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

  •
  ensure that the ratio of our (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

  •
  maintain a consolidated market value adjusted net worth (defined as the amount by which our total consolidated assets adjusted for the market value of our vessels in the water less cash and cash equivalents in excess of our debt service requirements exceeds our total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in our financial statements for the relevant period) of at least $400 million.

The provisions of our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, have been aligned with the above covenants through June 30, 2012 under the supplemental letter signed on August 12, 2010 and our Sinosure-CEXIM credit facility has similar financial covenants and a collateral coverage covenant of 125% per tranche as described in "Item 5. Operating and Financial Review and Prospects." In addition, under our KEXIM credit facility, we must comply with a collateral coverage covenant of 130%.

        If we fail to meet our payment or covenant compliance obligations under the terms of the Bank Agreement covering our credit facilities or our other financing arrangements, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of any of these vessels would have a material adverse effect on our operating results and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

        As of March 31, 2011, we had outstanding indebtedness of $2.6 billion and we expect to incur substantial additional indebtedness, including under our existing credit facilities, in aggregate principal amounts of $0.8 billion, as we finance the $1.0 billion aggregate remaining purchase price for our 13 newbuilding containerships and, as market conditions warrant over the medium to long-term, further grow our fleet. Although we are not scheduled to make repayments of principal until March 31, 2013 under our existing credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities and Hyundai Vendor Financing, this level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the Bank Agreement in respect of our credit facilities and a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline further.

        Although showing signs of recovery, the United States and other parts of the world have exhibited weak economic trends and were in a recession in 2008 and 2009. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and securities exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

        Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009. Credit markets and the debt and equity capital markets have been exceedingly distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. Although we have not experienced any difficulties drawing on committed facilities to date, we may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due. Our failure to obtain the funds for these capital expenditures would have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

        Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain relatively weak. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece and Portugal resulted in devaluation of the Euro, disruptions of financial markets throughout the world and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China and other countries in the Asia Pacific region may, however, experience slowed or even negative economic growth in the future. Moreover, the current slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece and Portugal, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, reduce container volumes to and from areas of Japan, including Tokyo, which could result in reductions in prevailing charter rates.

        The March 2011 earthquake in Japan and resulting tsunami have caused several nuclear power plants located in Japan to fail and emit radiation and possibly could result in meltdowns that could have catastrophic effects. Although the full effect of these disasters, both on the Japanese and global economies, is not currently known, a number of liner companies have restricted vessels from calling on ports in Tokyo and Northern Japan. In addition, authorities in other countries, including China and the U.S., have begun screening containerships that have visited Japan or nearby waters for nuclear radiation, causing delays and reduced attractiveness of any contaminated vessels for subsequent employment. These disasters will for some period of time result in reduced container volumes to and from Japan, which has the world's third largest economy, and could potentially result in reduced charter rates. In addition, there can be no assurances that our vessels trading in the Pacific will not be impacted by the possible effects of spreading radiation.

Demand for the seaborne transport of products in containers decreased dramatically in 2008 and 2009, placing significant financial pressure on liner companies and, in turn, decreasing demand for containerships and increasing our charter counterparty risk.

        The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with almost 12% of the world containership fleet estimated to be out of service at its high point as of December 2009, although the idle capacity of the global containership fleet had decreased to 2.3% of total fleet capacity as of the end of January 2011. Moreover, newbuilding containerships with an aggregate capacity of 0.39 million TEUs, representing approximately 28% of the world's fleet capacity as of January 2011, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Although liner companies generally reported improved financial performance in 2010, in 2009 a number of major liner companies, including some of our customers, announced plans to reduce the number of vessels they charter-in as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo. In some instances, these liner companies have announced efforts to obtain third party aid and restructure their obligations, including obligations under charter contracts.

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

        While the size of the containership order book has declined from historic highs since mid-2008, at the end of January 2011 newbuilding containerships with an aggregate capacity of 0.39 million TEUs, were under construction representing approximately 28% of existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. The charters for 10 of our existing vessels expire between April 2011 and December 2011.

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

Delays in deliveries of our additional 13 contracted newbuilding vessels could harm our business.

        The 13 contracted newbuilding vessels in our contracted fleet as of March 31, 2011 are expected to be delivered to us at various times between April 2011 and June 2012. Delays in the delivery of these vessels, or any other newbuilding containerships we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could result in the cancellation of those time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. In 2009, we reached agreements to delay the delivery of most of our containership newbuildings for periods of up to one year and on May 25, 2010, we signed a cancellation agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, and recorded an impairment loss of $71.5 million. As of March 31, 2011, we expect to take delivery of eight newbuilding vessels in the remainder of 2011 and five in 2012. The remaining capital expenditure installments for these vessels were approximately $558.1 million for the remainder of 2011 and $450.8 million for 2012. Delivery delays, such as those arranged in 2009, delay our funding requirements for the installment payments to purchase these vessels, however, they also delay our receipt of contracted revenues under the charters for such vessels.

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

        The shipbuilders with which we have contracted for our 13 newbuildings, as of March 31, 2011, may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

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

        The chartering arrangements with respect to the CMA-CGM Moliere, the CMA-CGM Musset, the CMA-CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

We are generally not permitted to pay cash dividends under our financing arrangements.

        Prior to 2009, we paid regular cash dividends on a quarterly basis. In the first quarter of 2009, our board of directors suspended the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. The Bank Agreement, which restructures our credit facilities and provides new financing arrangements, does not permit us to pay cash dividends or repurchase shares of our common stock until the termination of such agreements in 2018, absent a significant decrease in our leverage.

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

        In order to fund our capital expenditures, other than installment payments for our currently contracted newbuilding vessels which we expect to fund with existing cash resources, cash from operations and borrowings under our existing financing arrangements, we generally plan to use equity financing given the restrictions that are contained in our restructured credit facilities and new financing arrangements on the use of cash from our operations, debt financings and asset sales for purposes other than debt repayment. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Moreover, only a portion of the proceeds from any equity financings that we are able to complete will be permitted to be used for purposes other than debt repayment under our restructured and new financing arrangements. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels or grow our fleet or impair the values of our vessels and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders' equity, as well as charges against our income.

        We have entered into interest rate swaps, in an aggregate notional amount of $3.9 billion as of December 31, 2010 (of which $0.4 billion related to forward starting arrangements), generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $0.1 million as of December 31, 2010, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may again incur substantial losses, as we did in 2010 and 2009, if interest rates move materially differently from our expectations.

        To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our consolidated statements of income. If our estimates of the forecasted incurrence of debt change, as they did as of December 31, 2010 due to the deferred delivery dates arranged for certain of our newbuildings and as a result of the modified amortization of our existing credit facilities under the terms of the restructuring agreement, our interest rate swap arrangements may cease to be effective as hedges and, therefore, cease to qualify for treatment as hedges for accounting purposes. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges for accounting and financial reporting purposes, are recognized in "Accumulated Other Comprehensive Loss" on our consolidated balance sheet in relation to the effective portion of our cash flow hedges and in our consolidated income statement in relation to the ineffective portion, and can affect compliance with the net worth covenant requirements in our credit facilities.

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

        We generate all of our revenues in United States dollars and for the year ended December 31, 2010, we incurred approximately 37% of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007. We rely exclusively on the cash flows generated from charters for our vessels that operate in the containership sector of the shipping industry. Due to our lack of diversification, adverse developments in the container shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

We may have difficulty properly managing our growth through acquisitions of additional vessels and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our financial condition and performance.

        To the extent market conditions warrant and we are able to obtain sufficient financing for such purposes in compliance with the restrictions in our financing arrangements, we intend to grow our business over the medium to long-term by ordering newbuilding containerships and through selective acquisitions of additional vessels. Future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

  •
  managing any expansion;

  •
  the operations of the shipyard building any newbuilding containerships we may order; and

  •
  obtaining required financing, within the restrictions placed on the use of funds by our existing financing arrangements, on acceptable terms.

        Although charter rates and vessel values have recently declined significantly, along with the availability of debt to finance vessel acquisitions, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. Moreover, our financing arrangements impose significant restrictions in our ability to use debt financing, or cash from operations, asset sales or equity financing, for purposes, such as vessel acquisitions, other than debt repayment without the consent of our lenders. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

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

        Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. The 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico may result in further regulation of the shipping industry, including modifications to liability schemes. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

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

        Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. Events in the Middle East and North Africa, including Egypt and Libya, and the conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 52 containerships had an average age (weighted by TEU capacity) of approximately 8.25 years as of March 31, 2011, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        If the market price of our common stock again drops below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

Future issuances of equity, including upon exercise of outstanding warrants, or equity- linked securities, or future sales of our common stock by existing stockholders, may result in significant dilution and adversely affect the market price of our common stock.

        We have or will issue 15 million warrants, for no additional consideration, to our existing lenders participating in the Bank Agreement covering our then existing credit facilities and certain new credit facilities, entitling such lenders to purchase, solely on a cash-less exercise basis, additional shares of our common stock, at an initial exercise price of $7.00 per share. We have also agreed to register the warrants and underlying common stock for resale under the Securities Act.

        We may have to attempt to sell additional shares in the future to satisfy our capital and operating needs. In addition, lenders may be unwilling to provide future financing or may provide future financing only on unfavorable terms. In light of the restrictions on our use of cash from operations, debt financings and asset sales contained in our Bank Agreement governing our credit facilities, to finance further growth beyond our contracted newbuildings we would likely have to issue additional shares of common stock or other equity securities. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. If made at currently prevailing prices, these sales would be significantly dilutive of existing stockholders. We granted the investors in our $200 million August 2010 equity transaction certain rights, in connection with any subsequent underwritten public offering that is effected at any time prior to the fifth anniversary of the registration rights agreements, to purchase from us, at the same price per share paid by investors who purchase common stock in any such offering, up to a specified portion of such common stock being issued.

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 63,645,305 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, in addition to securities issuable by us, and granted registration rights in respect of additional shares of our common stock held by our largest stockholder and certain other investors in our August 2010 equity offering. In the aggregate these 63,645,305 registered shares represent approximately 58.6% of our outstanding shares of common stock as of March 31, 2011. These shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owned, directly or indirectly, approximately 62.3% of our outstanding common stock as of March 31, 2011. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

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

        We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors. In addition, our respective lenders under our existing credit facilities covered by the Bank Agreement for the restructuring thereof and the new credit facilities will be entitled to require us to repay in full amounts outstanding under such credit facilities, if Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

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

        While there are legal uncertainties involved in this determination, including as a result of a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2010. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the

Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 52 containerships comprising our fleet as of March 31, 2011. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in March 2011 we agreed to issue 15 million warrants to purchase shares of our common stock, of which 14,925,130 had been issued as of the date of this annual report with the remaining 74,870 warrants expected to be issued later in 2011. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia and Cyprus, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of March 31, 2011, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of March 31, 2011, we had a fleet of 52 containerships aggregating 233,429 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of March 31, 2011, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, SCI, The Containership Company ("TCC"), TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters that range from less than one to 18 years for vessels in our current fleet and our contracted newbuilding vessels.

Our Fleet

  General

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of March 31, 2011, our containership fleet was comprised of 52 containerships deployed on time charters. The average age (weighted by TEU) of the 52 vessels in our containership fleet was approximately 8.25 years as of March 31, 2011 and, upon delivery of all of our contracted vessels as of the end of the second quarter of 2012, the average age (weighted by TEU) of the 65 vessels in our containership fleet (assuming no other acquisitions or dispositions) will be approximately 6.3 years. As of March 31, 2011, the average remaining duration of the charters for our containership fleet, including our 13 contracted newbuilding vessels for each of which we have arranged charters, was 10.9 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 52 cellular containerships as of March 31, 2011.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
Hanjin Germany	2011	10,100	12 years	March 2023	Hanjin
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CSCL America (ex MSC Baltic)(2)	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(3)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(3)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(3)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(3)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(3)	2010	6,500	12 years	July 2022	CMA-CGM
Hyundai Commodore (ex MOL Affinity)(4)	1992	4,651	10 years	March 2013	Hyundai
Hyundai Duke	1992	4,651	10 years	February 2013	Hyundai
Hyundai Federal (ex APL Confidence)(5)	1994	4,651	6.5 years	September 2012	Hyundai
Panamax
Marathonas (ex MSC Marathon)(6)	1991	4,814	5 years	September 2011	Maersk
Maersk Messologi	1991	4,814	5 years	September 2011	Maersk
Maersk Mytilini	1991	4,814	5 years	September 2011	Maersk
YM Colombo (ex Norasia Integra)(7)	2004	4,300	12 years	March 2019	Yang Ming
YM Singapore (ex Norasia Atria)(8)	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Bunga Raya Tiga (ex Maersk Derby)(9)	2004	4,253	2 years	February 2014	MISC
Deva (ex Bunga Raya Tujuh)(10)	2004	4,253	9 years	December 2013	Maersk
M/V Honour (ex Al Rayyan)(11)	1989	3,908	1 year	January 2012	MSC
YM Yantian	1989	3,908	5 years	July 2011	Yang Ming
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	Hanjin
SCI Pride (ex YM Milano)(17)	1988	3,129	2 years	July 2012	SCI
Lotus (ex CMA CGM Lotus)(12)	1988	3,098	1 year	June 2011	MSC
Independence (ex CMA CGM Vanille)(13)	1986	3,045	1 year	October 2011	MSC
Henry (ex CMA CGM Passiflore)(14)	1986	3,039	1 year	July 2011	TSL
Jiangsu Dragon(ex CMA CGM Elbe)(18)	1991	2,917	1 year	June 2011	TCC
California Dragon (ex CMA CGM Kalamata)(19)	1991	2,917	1 year	June 2011	TCC
Shenzhen Dragon (ex CMA CGM Komodo)(20)	1991	2,917	1 year	June 2011	TCC
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai
Hanjin Montreal (ex Montreal Senator)(15)	1984	2,130	4 years	March 2012	Hanjin
Hanjin Santos	2010	3,400	10 years	May 2020	Hanjin
Hanjin Versailles	2010	3,400	10 years	August 2020	Hanjin
Hanjin Algeciras	2011	3,400	10 years	November 2020	Hanjin
			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(10)
On October 7, 2010, the Bunga Raya Tujuh was renamed the Deva at the request of the charterer of this vessel.

(11)
On January 31, 2011, the Al Rayyan was renamed the M/V Honour at the request of the charterer of this vessel.

(12)
On July 24, 2010, the CMA CGM Lotus was renamed the Lotus at the request of the charterer of this vessel.

(13)
On October 18, 2010, the CMA CGM Vanille was renamed the Independence at the request of the charterer of this vessel.

(14)
On May 13, 2010, the CMA CGM Passiflore was renamed the Henry at the request of the charterer of this vessel.

(15)
On May 14, 2009, the Montreal Senator was renamed the Hanjin Montreal at the request of the charterer of this vessel.

(16)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

(17)
On August 18, 2010, the YM Milano was renamed the SCI Pride at the request of the charterer of this vessel.

(18)
On July 7, 2010, the CMA CGM Elbe was renamed the Jiangshu Dragon at the request of the charterer of this vessel.

(19)
On July 20, 2010, the CMA CGM Kalamata was renamed the California Dragon at the request of the charterer of this vessel.

(20)
On June 26, 2010, the CMA CGM Komodo was renamed the Shenzhen Dragon at the request of the charterer of this vessel.

        Our contracted vessels are being built based upon designs from Hyundai Samho Heavy Industries Co. Limited ("Hyundai Samho"), Hanjin and Shanghai Jiangnan Changxing Heavy Industry Company Limited ("Shanghai Jiangnan"). In some cases designs are enhanced by us and our manager, Danaos Shipping, in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These designs, which include certain technological advances and customized modifications, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector.

        The specifications of our 13 contracted vessels under construction as of March 31, 2011 are as follows:

Name	Year Built	Vessel Size (TEU)	Shipyard	Expected Delivery Period	Time Charter Term(1)	Charterer
Hull No. S-462(3)	2011	10,100	Hyundai Samho	2nd Quarter 2011	12 years	n/a	(2)
Hull No. S-463	2011	10,100	Hyundai Samho	2nd Quarter 2011	12 years	n/a	(2)
HN N-223	2011	3,400	Hanjin	2nd Quarter 2011	10 years	n/a	(2)
HN Z00001	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(2)
HN Z00002	2011	8,530	Shanghai Jiangnan	3rd Quarter 2011	12 years	n/a	(2)
HN Z00003	2011	8,530	Shanghai Jiangnan	3rd Quarter 2011	12 years	n/a	(2)
HN Z00004	2011	8,530	Shanghai Jiangnan	3rd Quarter 2011	12 years	n/a	(2)
HULL 1022A	2011	8,530	Shanghai Jiangnan	4th Quarter 2011	12 years	n/a	(2)
Hull No. S-456	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(2)
Hull No. S-457	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(2)
Hull No. S-458	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(2)
Hull No. S-459	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(2)
Hull No. S-460	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(2)

(1)
Most charters include options to extend their terms.

(2)
Vessel under time charter, however, release of information currently restricted by confidentiality agreement with charterer.

(3)
On April 6, 2011, we paid the final purchase price installment and took delivery of this vessel, renamed the Hanjin Italy, which has been deployed on its 12-year time charter.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of March 31, 2011, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, SCI, The Containership Company ("TCC"), TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 12 years with CMA-CGM and two other accredited charterers for our contracted vessels.

        The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from the second quarter of 2011 to the second quarter of 2028, with no more than 12 scheduled to expire in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

  Leasing Arrangements—CSCL Europe, CSCL America (ex MSC Baltic), Bunga Raya Tiga (ex Maersk Derby), Deva (ex Bunga Raya Tujuh), CSCL Pusan (ex HN 1559) and CSCL Le Havre (ex HN 1561)

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the CSCL America (ex MSC Baltic), the Bunga Raya Tiga (ex Maersk Derby), the Deva (ex Bunga Raya Tujuh) , the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

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

  Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the HN CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

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

Management of Our Fleet

        Our chief executive officer, chief operating officer, chief financial officer, deputy chief financial officer and deputy chief operating officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term that expired on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. On February 12, 2009, we signed an addendum to the management contract changing the management fees we pay, effective January 1, 2009 and, on February 8, 2010, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2010. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

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

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime, Seaspan Corporation and Costamare Inc. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities will continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

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

Crewing and Employees

        We have four shore-based employees, our chief executive officer, our chief financial officer, our chief operating officer and our deputy chief financial officer, and have a services agreement with our deputy chief operating officer. As of December 31, 2010, 1,099 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed approximately 125 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
Hanjin Montreal	June 2012	April 2011
Maersk Mytilini	March 2013	April 2011
Hyundai Commodore	June 2012	July 2011
Jiangsu Dragon	August 2011	August 2011
Shenzhen Dragon	August 2011	August 2011
CSCL Pusan	November 2011	September 2011
CSCL Le Havre	November 2011	November 2011
Marathonas	June 2012	April 2012
Hyundai Vladivostok	July 2012	July 2012
Hyundai Federal	July 2012	July 2012
Hyundai Advance	October 2012	July 2012

Vessel Name	Next Survey	Next Drydocking
Hyundai Stride	September 2012	September 2012
YM Seattle	September 2012	September 2012
Hyundai Future	September 2012	September 2012
YM Vancouver	November 2012	November 2012
Hyundai Sprinter	December 2012	December 2012
Hyundai Progress	May 2011	February 2013
Hyundai Highway	June 2011	March 2013
Hyundai Bridge	March 2013	March 2013
Zim Rio Grande	October 2011	July 2013
California Dragon	June 2013	July 2013
Lotus	April 2014	July 2013
SCI Pride	August 2013	August 2013
Henry	October 2011	August 2013
Zim Sao Paolo	December 2011	September 2013
Independence	March 2014	October 2013
Hyundai Duke	October 2012	October 2013
Zim Kingston	February 2012	November 2013
Zim Monaco	April 2012	January 2014
CSCL Europe	November 2011	February 2014
Deva	June 2012	February 2014
Honour	February 2012	February 2014
YM Yantian	October 2012	February 2014
YM Colombo	June 2012	March 2014
Zim Dalian	June 2012	March 2014
Bunga Raya Tiga	July 2012	April 2014
Zim Luanda	September 2012	June 2014
CSCL America	February 2012	August 2014
CMA CGM Moliere	December 2012	September 2014
YM Singapore	December 2012	September 2014
CMA CGM Musset	June 2013	March 2015
CMA CGM Nerval	August 2013	May 2015
Hanjin Buenos Aires	August 2013	May 2015
CMA CGM Rabelais	October 2013	July 2015
Hanjin Santos	October 2013	July 2015
CMA CGM Racine	November 2013	August 2015
Hanjin Versailles	January 2014	October 2015
Hanjin Algeciras	April 2014	January 2016
Maersk Messologi	February 2014	February 2016
Hanjin Germany	June 2014	March 2016

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years. Vessels under bareboat charter, such as the YM Mandate, and YM Maturity, are drydocked by their charterers.

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

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I Excess war risk coverage limit is $500.0 million and in respect of certain war and terrorist risks the liabilities arising from Bio-Chem etc, the limit is $30.0 million, with a sub-limit of $2.0 billion for passenger claims only. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

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

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emission standards entered into force in July 2010. The amendments provide for a progressive reduction in sulfur oxide (SOx) emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent nitrogen oxide (NOx) emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs), such as the recently designated area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

        Effective July 31, 2009, the U.S. Coast Guard (USCG) increased the limits of OPA liability to the greater of $1000 per ton or $854,400 for non-tank vessels and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty, and an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

        The USCG's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the USCG and could increase the costs of obtaining this insurance for us and our competitors.

        The USCG's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by providing a financial guaranty evidencing sufficient self-insurance.

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

  Environmental Regulation—CERCLA

        CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. The USCG's financial responsibility regulations under OPA also require vessels to provide evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations that took effect on February 6, 2009, we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters after September 19, 2009 unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters. The USCG and EPA recently signed a Memorandum of Understanding regarding enforcement of the VGP, and the USCG adopted guidelines for enforcement of the VGP that will go into effect on March 13, 2011.

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

        The Paris Memorandum of Understanding on Port State Control (Paris MoU) to which 27 nations are party adopted the "New Inspection Regime" (NIR) to replace the existing Port State Control system, effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality shipping with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. In August 2009 the USCG published proposed amendments to its ballast water management regulations that could ultimately set maximum acceptable discharge limits for various invasive species and/or lead to requirements for active treatment of ballast water. As part of a settlement to a lawsuit challenging the VGP, EPA has recently agreed to propose a new VGP with numerical restrictions on organisms in ballast water discharges by November 2011.

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

        At the international level, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, in March 2010 MEPC passed a resolution urging the ratification of the Convention and calling upon those countries that have already ratified it to encourage the installation of ballast water management systems.

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

        Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any binding commitments. Instead, the participating countries developed an accord regarding a framework for negotiations in 2010 that included emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The EU intends to expand its emissions trading scheme to vessels, and the IMO's MEPC is developing technical and operational measures to limit emissions of greenhouse gases from international shipping for consideration by IMO this fall. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Our fleet as of March 31, 2011 consisted of 52 containerships and, as described below, as of that date we had newbuilding contracts for an additional 13 containerships, which we currently expect will be delivered to us by the end of June 2012.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of March 31, 2011, 50 containerships in our fleet were employed on time charters and two vessels were employed on bareboat charters. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

        The average number of containerships in our fleet for the years ended December 31, 2010, 2009 and 2008 was 45.7, 40.5 and 37.7, respectively.

        As of March 31, 2011, we had newbuilding contracts with Hyundai Samho, Hanjin and Shanghai Jiangnan for an additional 13 containerships with an aggregate capacity of 129,250 TEUs, with scheduled deliveries to us from April 2011 through June 2012.

        After delivery of these 13 containerships, our containership fleet of 65 vessels will have a total capacity of 362,679 TEUs, assuming we do not acquire any additional vessels or dispose of any of our vessels.

        As of March 31, 2011, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, SCI, The Containership Company ("TCC"), TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 12 years with CMA-CGM and two other accredited charterers for our 13 contracted vessels as of March 31, 2011.

        As described in detail below under "—Liquidity and Capital Resources" and "—Bank Agreement", in the first quarter of 2011 we entered into a definitive Bank Agreement and other agreements with our lenders to restructure our existing indebtedness, as well as agreements for new financing arrangements. These agreements, among other things, will fund the remaining installment payments under our newbuilding contracts, waive prior covenant breaches under these credit facilities and amend future covenant levels.

        As of May 25, 2010, we signed an agreement to cancel newbuilding contracts for three 6,500 TEU containerships which were scheduled to be delivered to us in 2012, in return for the shipyard retaining $64.35 million in previously paid deposits for such vessels and in connection with which we wrote-off interest capitalized and other predelivery capital expenditures of $7.16 million. These were recorded in our consolidated Statement of Income under "Impairment Loss".

        As of December 31, 2009 we were in breach of various covenants in our credit facilities, for some of which we had obtained waivers and for others we had not. In addition, under the cross default provisions of our credit facilities the lenders could require immediate repayment of the related outstanding debt. In this respect, we had reclassified our long-term debt of $2.3 billion as of December 31, 2009, as current debt. On January 24, 2011, we entered into the Bank Agreement with our lenders to restructure our existing debt obligations, other than our KEXIM and KEXIM-ABN Amro credit facilities, and obtained approximately $425 million of new debt financing. Under the terms of the Bank Agreement, the lenders under our existing credit facilities, agreed to waive all existing covenant breaches or defaults as of December 31, 2010, under our existing credit facilities, and agreed to amend the covenants levels applicable after the date of the Bank Agreement. Furthermore, on August 12, 2010, we signed a supplemental agreement with KEXIM and ABN Amro, which amended the financial covenants of our KEXIM-ABN Amro credit facility effective June 30, 2010 with which we were in compliance as of December 31, 2010. In addition, we were in compliance with the covenants under our KEXIM credit facility as of December 31, 2010. As of December 31, 2010, we classified our long-term debt of $2.5 billion as long-term liability in accordance with the terms of those agreements.

Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the HN CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Our Manager

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The initial term of this agreement expired on December 31, 2008, and the agreement now renews each year for a one-year term for the next 12 years thereafter unless we give a one-year notice of non-renewal (subject to certain termination rights described in "Item 7. Major Shareholders and Related Party Transactions"). Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. We sold the APL Belgium, a 5,506 TEU containership, to APL-NOL pursuant to the terms of purchase option contained in the charter for this vessel in January 2008 and in addition, we sold the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg, in January, May, October and December 2008, respectively, and the MSC Eagle in January 2010. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are also subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on specified dates expected, based on the respective expected delivery dates for these vessels, to fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. The charters for 10 of our existing vessels, six of which are under 3,100 TEU in capacity, are scheduled to expire between April and December 2011 and with the prevailing low charter rate levels, we expect that we will have to recharter some of these vessels at lower rates than under their current chartering arrangements.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 91 total off-hire days for our entire fleet during 2010 other than for scheduled drydockings and special surveys and 23 total off-hire days for our entire fleet during 2009, other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including our interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future.

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

        Revenues from multi-year period charters comprised substantially all of our revenues from continuing operations for the years ended December 31, 2010, 2009 and 2008. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. In 2009, we arranged, in cooperation with our charterers, delays in the delivery of most of our contracted vessels for periods ranging between two months and one year and, in the first half of 2010, agreed to cancel three of our newbuilding vessels, which delays and cancellations are factored into the below table. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2010, based on contracted charter rates, from our charter arrangements for our containerships having initial terms of more than 12 months is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2010(1)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)	2011	2012 - 2013	2014 - 2015	2016 - 2020		2021 - 2028		Total
65(3)	$452.8	$1,128.9	$1,097.8	$2,338.1	(4)	$885.8	(4)	$5,903.4

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

(2)
Includes two containerships we have taken delivery of in 2011 (up to March 31, 2011), the Hanjin Algeciras and the Hanjin Germany; and 13 newbuilding containerships, the HN N-223, the HN Z00001, the HN Z00002, the HN Z00003, the HN Z00004, the Hull 1022A, the Hull No. S-456, the Hull No. S-457, the Hull No. S-458, the Hull No. S-459, the Hull No. S-460, the Hull No. S-462 and the Hull No. S-463, expected to be delivered to us in the remainder of 2011 and 2012. The contracted revenue shown in the above table from these newbuildings for the specified periods is as follows: $87.4 million in 2011, $498.6 million in 2012-2013, $531.6 million in 2014-2015, $1,301.5 million in 2016-2020 and $666.0 million in 2021-2028.

(3)
Includes the CMA CGM Moliere delivered to us in 2009 and the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine, delivered to us in 2010, which are each subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which fall in September 2017, March 2018, May 2018,

  July 2018 and August 2018, respectively, each for $78.0 million. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(4)
An aggregate of $242.5 million ($48.5 million with respect to each newbuilding vessel) of revenue with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine, following September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, is included in the table because we cannot predict the likelihood of these options being exercised.

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

  Voyage Expenses

        Voyage expenses include port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by our charterers, except in certain cases such as vessel re-positioning), address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which we charter our containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of our vessels' overall expenses.

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.5% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 2.5% to a limited number of our charterers. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. Since July 1, 2005, we have paid and will pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel.

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

        Under multi-year time charters, such as those on which we charter the 50 containerships in our current fleet, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as the one on which we chartered the two of our containerships in our fleet, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

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

  Other Income/(Expense), Net

        In the fourth quarter of 2010, we became obligated for various advisory fees directly attributed to the Bank Agreement for the restructuring of our then existing credit facilities and new financing arrangements. In this respect, we recorded an expense of $18.0 million for the year ended December 31, 2010, which was cash settled up to March 2011. In addition, we recorded income of $12.6 million in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010 in consideration for the termination of the respective charter parties for which we received payment in cash in 2010. These respective items were recorded under "Other income/(expense), net" as they are separately identifiable, generated by the Bank Agreement and are items not connected with the operation of our vessels.

  Interest Expense, Interest Income and Other Finance Costs

        We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. In the first quarter of 2011, we became obligated for, and paid, various fees in connection with the Bank Agreement for the restructuring of our then existing credit facilities and new financing arrangements as described under "—Bank Agreement" and "—New Credit Facilities."

  Loss on Fair Value of Derivatives

        The interest rate swap arrangements we enter into are generally based on the forecasted delivery of vessels we contract for and our debt financing needs associated therewith. A portion of these interest rate swap agreements were effective as hedges as of December 31, 2010 under the applicable accounting guidance, while a portion were not. If our estimates of the forecasted timing of the incurrence of such debt change, as they did in past, due to the deferred delivery dates for certain of our newbuildings, which we agreed in 2009, as well as the cancellation of three newbuildings in 2010, which resulted in reduction of the forecasted debt needs, and as we expect will occur as a result of the modified variable amortization of our existing credit facilities under the terms of the bank restructuring agreement, our interest rate swap arrangements may cease to be effective as hedges. Any such resulting hedge ineffectiveness of our swap arrangements is recognized in our consolidated statement of income and may result in the reclassification of unrealized losses or gains from "Accumulated other comprehensive loss" in our consolidated balance sheet to our consolidated statement of income. As of December 31, 2010, the total notional amount of our cash flow interest rate swap arrangements was $3.9 billion ($0.4 billion of which have an effective date starting in future periods).

  Discontinued Drybulk Operations

        While our focus is on the containership sector, in 2002 we made an investment in the drybulk sector, and from 2002 to 2007, we owned a number of drybulk carriers, chartering them to our customers (the "Drybulk Business") in the spot market, including through pooling arrangements. In the first quarter of 2007, we sold five of the six drybulk vessels in our fleet to an unaffiliated purchaser, for an aggregate of $118.0 million and sold the last drybulk carrier, the MV Achilleas, in our fleet to the same purchaser for $25.5 million, when its charter subsequently expired in 2007. As detailed in Note 26, Discontinued Operations, in the notes to our consolidated financial statements included elsewhere herein, we have determined that our Drybulk Business should be reflected as discontinued operations. We have included the financial results of the Drybulk Business in discontinued operations for all periods presented and discussed under "—Results of Operations." In the future, we may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

Results of Operations

        The following discussion solely reflects results from continuing operations (containerships), unless otherwise noted. As described in Note 26, Discontinued Operations, in the Notes to our Consolidated Financial Statements certain reclassifications have been made to reflect the discontinued operations treatment of our Drybulk Business.

  Year ended December 31, 2010 compared to the year ended December 31, 2009

        During the year ended December 31, 2010, we had an average of 45.7 containerships compared to 40.5 containerships for the same period of 2009. During 2010, we took delivery of nine vessels, the CMA CGM Musset, on March 12, 2010, the CMA CGM Nerval, on May 17, 2010, the YM Mandate, on May 19, 2010, the Hanjin Buenos Aires, on May 27, 2010, the CMA CGM Rabelais, on July 2, 2010, the Hanjin Santos, on July 6, 2010, the CMA CGM Racine, on August 16, 2010, the YM Maturity, on August 18, 2010 and the Hanjin Versailles, on October 11, 2010 and we sold the MSC Eagle on January 22, 2010, a vessel over 30 years old.

  Operating Revenues

        Operating revenue increased 12.6%, or $40.2 million, to $359.7 million in the year ended December 31, 2010, from $319.5 million in the year ended December 31, 2009. The increase was primarily attributed to the addition to our fleet of nine vessels, which collectively contributed revenues of $48.9 million during the year ended December 31, 2010.

        Moreover, two 4,253 TEU containerships, the Zim Dalian and the Zim Luanda, which were added to our fleet on March 31, 2009 and June 26, 2009, as well as a 6,500 TEU containership, the CMA CGM Moliere, which was added to our fleet on September 28, 2009, contributed incremental revenues of $15.5 million during the year ended December 31, 2010 compared to 2009. These revenues were offset in part by the sale of one 1,704 TEU containership, the MSC Eagle, on January 22, 2010, that contributed revenues of $3.8 million for the year ended December 31, 2009 compared to revenues of $0.1 million in the year ended December 31, 2010.

        We also had a further decrease in revenues of $20.5 million during the year ended December 31, 2010, mainly attributed to re-chartering of vessels at reduced charter hire rates, as well as reduced charter hire in relation to vessels laid up by our charterer, representing operating expenses not being incurred during the lay-up period.

  Voyage Expenses

        Voyage expenses increased 8.2%, or $0.6 million, to $7.9 million in the year ended December 31, 2010, from $7.3 million for the year ended December 31, 2009. The increase was the result of increases in various voyage expenses, such as port charges, commissions and other expenses due to the increased number of vessels in our fleet.

  Vessel Operating Expenses

        Vessel operating expenses decreased 4.3%, or $4.0 million, to $88.3 million in the year ended December 31, 2010, from $92.3 million in the year ended December 31, 2009. The reduction is mainly attributed to reduced costs of certain vessels which were on charterers' directed lay-up for 1,311 days in aggregate during 2010 compared to 307 days in the same period of 2009. Although the average number of vessels in our fleet under time charter increased during the year ended December 31, 2010 compared to 2009, the average daily operating cost per vessel (under time charter) was reduced to $5,884 for the year ended December 31, 2010, from $6,373 for the year ended December 31, 2009 (excluding those vessels on lay-up).

  Depreciation

        Depreciation expense increased 26.4%, or $16.1 million, to $77.0 million in the year ended December 31, 2010, from $60.9 million in the year ended December 31, 2009. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the year ended December 31, 2010, compared to 2009.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased 10.8%, or $0.9 million, to $7.4 million in the year ended December 31, 2010, from $8.3 million in the year ended December 31, 2009. The decrease reflects reduced drydocking costs amortized during the year ended December 31, 2010 compared to 2009.

  Impairment Loss

        On May 25, 2010, we signed an agreement, which forms part of our comprehensive financing plan contemplated by our Bank Agreement described herein, with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded impairment loss of $71.5 million, which consisted of cash advances of $64.35 million paid to the shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings.

  General and Administrative Expenses

        General and administrative expenses increased 60.7%, or $8.8 million, to $23.3 million in the year ended December 31, 2010, from $14.5 million in 2009. The increase was mainly the result of increased legal and advisory fees of $2.5 million (attributable to fees related to preparing and structuring our comprehensive financing plan contemplated by our Bank Agreement described herein), as well as non-cash stock-based compensation of $1.6 million recorded in 2010 and increased fees of $2.7 million to our Manager in the year ended December 31, 2010 compared to 2009, due to the increase in the average number of vessels in our fleet and an increase in the per day fee payable to our Manager since January 1, 2010.

  Gain on Sale of Vessels

        On January 22, 2010, we sold and delivered the MSC Eagle. The gross sale consideration was $4.6 million. We realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in January 2010. For the year ended December 31, 2009, we did not sell any vessels.

  Interest Expense, Interest Income, and Other Finance (Expenses) Income, Net

        Interest expense increased 13.8%, or $5.0 million, to $41.2 million in the year ended December 31, 2010, from $36.2 million in the year ended December 31, 2009. The increase in interest expense was partially due to the increase in our average debt by $179.8 million to $2,406.4 million in the year ended December 31, 2010, from $2,226.6 million in the year ended December 31, 2009, as well as increased margins over LIBOR following our agreements in connection with covenant waivers obtained during 2009, which was partially offset by the decrease of LIBOR payable under our credit facilities in the year ended December 31, 2010 compared to the year ended December 31, 2009. In addition, the delivery of newbuilt vessels has resulted in reduced interest capitalized by $9.2 million, rather than such interest being recognized as an expense, to $23.9 million in the year ended December 31, 2010, from $33.1 million in the year ended December 31, 2009.

        Interest income decreased by $1.4 million, to $1.0 million in the year ended December 31, 2010, from $2.4 million in the year ended December 31, 2009. The decrease in interest income is attributed to lower average cash balances, as well as reduced interest rates to which our cash balances were subject during the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Other finance cost, net, increased by $3.8 million, to $6.1 million in the year ended December 31, 2010, from $2.3 million in the year ended December 31, 2009. The increase was the result of $3.8 million of fees related to our comprehensive financing plan contemplated by our Bank Agreement described herein, which were recorded during the year ended December 31, 2010.

  Other Income/(Expenses), Net

        Other income/(expenses), net, increased by $4.8 million, to an expense of $5.1 million in the year ended December 31, 2010, from an expense of $0.3 million in the same period of 2009. The increase was mainly the result of advisory and legal fees of $18.0 million (attributed to fees related to preparing and structuring our comprehensive financing plan contemplated by our Bank Agreement described herein), which partially offset by an income of $12.6 million in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010 in consideration for the termination of the respective charter parties, recorded during the year ended December 31, 2010.

  Loss on Fair Value of Derivatives

        Loss on fair value of derivatives, increased by $73.6 million, to a loss of $137.2 million in the year ended December 31, 2010, from a loss of $63.6 million in the same period of 2009. The increased loss is mainly attributed to non-cash changes in fair value of interest rate swaps of $44.7 million loss recorded in our Statement of Income in the year ended December 31, 2010, due to hedge accounting ineffectiveness and changes in forecasted debt, compared to $29.5 million loss in the year ended December 31, 2009, as well as a non-cash loss of $4.2 million in relation to deferred realized loss of cash flow hedges for the newbuildings HN N-216, the HN N-217 and the HN N-218 following their cancellation being reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to consolidated statement of income in the year ended December 31, 2010. Furthermore, the increased loss on fair value of derivatives is attributed to realized loss on interest rate swap hedges of $88.3 million recorded in our Statement of Income during the year ended December 31, 2010, due to higher average notional amount of swaps and reduced LIBOR payable on our credit facilities against LIBOR fixed through such swaps, compared to $34.1 million loss in the year ended December 31, 2009.

        In addition, realized losses on cash flow hedges of $38.5 million and $36.3 million in the year ended December 31, 2010 and 2009, respectively, were deferred in "Accumulated Other Comprehensive Loss", rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels under construction, which are financed by loans for which their interest rates have been hedged by our interest rate swap contracts.

        The table below provides an analysis of the items discussed above which were recorded in the years ended December 31, 2010 and 2009:

	Year ended December 31,	Year ended December 31,
	2010	2009
	(in millions)
Cash Flow interest rate swaps
Unrealized losses	$(45.7)	$(31.3)
Amortization of deferred realized losses	(0.5)	(0.1)
Impairment of deferred realized losses	(4.2)	—
Total realized losses	(129.4)	(72.9)
Realized losses deferred in Other Comprehensive Loss	38.5	36.3

Realized losses recorded in Statement of Income	(90.9)	(36.6)

	(141.3)	(68.0)
Fair Value interest rate swaps
Unrealized gains/(losses) on swap asset	$0.7	$(2.9)
Unrealized gains/(losses) on fair value of hedged debt	(0.2)	3.7
Amortization fair value of hedged debt	1.0	1.1
Realized gains	2.6	2.5

Loss on interest rate swaps	$(137.2)	$(63.6)

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

  Operating Revenues

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

  Gain on Sale of Vessels

        For the year ended December 31, 2009, we did not sell any vessels. For the year ended December 31, 2008, the gain on sale of vessels reflects the sale of the APL Belgium, the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg for gross sale consideration of $44.5 million, $11.2 million, $15.8 million, $10.2 million and $4.9 million, respectively, resulting in an aggregate net gain of $16.9 million during the year ended December 31, 2008.

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

  Other Income/(Expenses), Net

        Other income/(expenses), net, decreased by $0.8 million, to an expense of $0.3 million in the year ended December 31, 2009, from an expense of $1.1 million in the year ended December 31, 2008. The decrease in other income/(expenses) is mainly attributed to a non-recurring expense of $1.6 million recorded in the year ended December 31, 2008 in relation to insurance for the years of 2006 and 2007, reflecting our contribution to our insurer for the exposure of the International Group of Protection & Indemnity Clubs.

  Loss on Fair Value of Derivatives

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

  Discontinued Operations

        We had no net income/(loss) from discontinued operations in 2009 compared to a loss of $(1.8) million in the year ended December 31, 2008, primarily reflecting an expense of $(1.5) million recorded during 2008 following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007). As discussed in Note 26 to our Consolidated Financial Statements included elsewhere in this annual report, we have determined that our drybulk business should be reflected as discontinued operations.

Liquidity and Capital Resources

        Our principal source of funds has been equity provided by our stockholders, operating cash flows, vessel sales, and long-term bank borrowings, as well as proceeds from our initial public offering in October 2006 and common stock sale in August 2010. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

        Our primary short-term liquidity needs are to fund our vessel operating expenses and loan interest payments. Our medium-term liquidity needs primarily relate to the purchase of the 13 additional containerships for which we have contracted, as of March 31, 2011, and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating approximately $1.0 billion as of March 31, 2011. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet. We anticipate that our primary sources of funds will be cash from our new and existing credit facilities and financing arrangements, cash from operations and equity or capital markets debt financings.

        On January 24, 2011, we entered into a definitive agreement (the "Bank Agreement"), which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea ("KEXIM") and with KEXIM and ABN Amro), and for new credit facilities (the "New Credit Facilities") from certain of our current lenders aggregating $424.75 million, including $23.75 million under a bridge facility, which had already been advanced to us following the delivery of the CMA CGM Rabelais on July 2, 2010, and will be transferred to one of these New Credit Facilities. The Bank Agreement provides for, among other things, the following under our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default, and guarantee and security packages were revised and the existing covenant defaults as of December 31, 2010 were waived. We are in compliance with the revised financial covenants under the Bank Agreement. Furthermore, on August 12, 2010, we entered into a supplemental agreement which set the financial covenants in our KEXIM-ABN Amro credit facility at the levels set forth in the Bank Agreement, and contemplated in the commitment letter therefore, effective from June 30, 2010 through June 30, 2012, and the interest rate margin was increased by 0.5 percentage points for the same period. Our KEXIM credit facility contains only a collateral coverage ratio covenant, with which we were in compliance as of December 31, 2010. In addition, on September 27, 2010, we have entered into an agreement with Hyundai Samho Shipyard (the "Hyundai Samho Vendor Financing") to finance 15%, or $190.0 million, of the aggregate purchase price of eight of our newbuilding containerships, and on February 21, 2011, we entered into a bank syndicate agreement, arranged by Citibank and led by the Export-Import Bank of China ("CEXIM") for a new $203.4 million credit facility (the "Sinosure-CEXIM Credit Facility"), in respect of which the China Export & Credit Insurance Corporation (or Sinosure) will cover certain risks, as well as guarantee our obligations in certain circumstances. See "—Credit Facilities" below. We believe that compliance with the terms of these agreements will allow us to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs.

        On August 6, 2010, we entered into agreements with several investors, including our largest stockholder, under which we sold to them 54,054,055 shares of our Common Stock, at a price of $3.70 per share, for an aggregate purchase price of $200.0 million in cash, which satisfied a condition to the arrangements with our lenders discussed above.

        As of May 25, 2010, we signed an agreement to cancel newbuilding contracts for three 6,500 TEU containerships which were scheduled to be delivered to us in 2012, in return for the shipyard retaining $64.35 million in previously paid deposits for such vessels and in connection with which we wrote-off interest capitalized and other predelivery capital expenditures of $7.16 million resulting in an impairment charge of $71.5 million. We also entered into an agreement with the charterer of the cancelled newbuildings and we received an amount of $12.6 million in consideration for the termination of the respective charter parties, which was recorded in our consolidated Statement of Income under "Other Income/(Expense)".

        As of March 31, 2011, the remaining capital expenditure installments for our 13 newbuilding vessels were approximately $558.1 million for the remainder of 2011 and $450.8 million for 2012. As of March 31, 2011, we expect to fund the remaining installment payments of approximately $1.0 billion with undrawn borrowing capacity under our existing credit facilities of $93.1 million and with undrawn borrowing capacity under the New Credit Facilities with certain of our existing lenders of $354.5 million, under the Hyundai Samho Vendor Financing of $168.3 million and under the Sinosure-CEXIM credit facility of $203.4 million, as well as with the $200 million of proceeds from the recent equity transaction and available cash and cash equivalents.

        Under our existing multi-year charters as of December 31, 2010, we had contracted revenues of $452.8 million for 2011, $558.3 million for 2012 and, thereafter, approximately $4.9 billion, of which amounts $87.4 million, $232.8 million and $2.8 billion, respectively, are associated with charters from our contracted newbuildings. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers' ability and willingness to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2010, we had cash and cash equivalents of $229.8 million and restricted cash of $2.9 million. As of March 31, 2011, we had approximately $819.3 million undrawn under our credit facilities. As of March 31, 2011, we had $2.6 billion of outstanding indebtedness, of which only $21.6 million was payable within the next twelve months as under the Bank Agreement no principal payments are scheduled to be due before March 31, 2013. After that time, however, we are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

        Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our extensive new building program. In addition, under the Bank Agreement relating to our existing credit facilities and various new financing arrangements and the Sinosure-CEXIM credit facility, we would not be permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for two consecutive quarters (four consecutive quarters under our Sinosure-CEXIM credit faciity) and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

        We will not receive any cash upon exercise of the up to 15 million warrants to purchase shares of our common stock issued to our lenders participating in our comprehensive financing plan contemplated by our Bank Agreement described herein, as such warrants are only exercisable on a cash-less basis.

Cash Flows

        The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our consolidated statement of cash flows included elsewhere in this annual report.

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased 15.5%, or $14.4 million, to $78.8 million in the year ended December 31, 2010 compared to $93.2 million in the year ended December 31, 2009. The decrease was primarily the result of increased interest cost of $61.3 million (including realized losses on our interest rate swaps), which was partially offset by a favorable change in the working capital position and increased cash from operations of $42.8 million (before taking into account interest cost), as well as reduced payments for drydocking of $4.1 million in the years ended December 31, 2010 compared to the years ended December 31, 2009.

        Net cash flows provided by operating activities decreased 31.2%, or $42.3 million, to $93.2 million in the year ended December 31, 2009 compared to $135.5 million in the year ended December 31, 2008. The decrease was primarily the result of increased interest cost of $57.2 million (including realized losses on our interest rate swaps), which was partially offset by a favorable change in the working capital position and increased cash from operations of $11.5 million (before taking into account interest cost), as well as reduced payments for drydocking of $3.4 million in the years ended December 31, 2009 compared to the years ended December 31, 2008.

  Net Cash Used in Investing Activities

        Net cash flows used in investing activities increased 57.6%, or $214.8 million, to $587.7 million in the year ended December 31, 2010 compared to $372.9 million in the year ended December 31, 2009. The difference between the years ended December 31, 2010 and 2009 primarily reflects installment payments for newbuildings, as well as interest capitalized and other related capital expenditures of $589.5 million in 2010 as opposed to $374.9 million during the year ended December 31, 2009 and net proceeds from sale of MSC Eagle of $1.8 million in 2010 as opposed to $2.3 million of advances received in 2009 in relation to the sale of MSC Eagle. In December 2009, the Company received an advance payment of 50% of the sale consideration as security for the execution of the agreement.

        Net cash flows used in investing activities decreased 27.2%, or $139.1 million, to $372.9 million in the year ended December 31, 2009 compared to $512.0 million in the year ended December 31, 2008. The difference between the years ended December 31, 2009 and 2008 primarily reflects the funds used to acquire secondhand vessels of $93.4 million in 2008 as opposed to nil in 2009, cash received of $16.9 million on March 7, 2008 in respect of certain lease arrangements as further described in Note 12, Lease Arrangements, in the notes to our consolidated financial statements included elsewhere herein that partially offset the cash used to acquire vessels, installment payments for newbuildings, as well as interest capitalized and other related capital expenditures of $374.9 million in 2009 as opposed to $518.5 million during the year ended December 31, 2008 and net proceeds from sale of vessels of $83.0 million in 2008 as opposed to $2.3 million of advances received in 2009 in relation to the sale of MSC Eagle in January 2010.

  Net Cash Provided by Financing Activities

        Net cash flows provided by financing activities increased by $335.6 million, to $616.7 million in the year ended December 31, 2010 compared to $281.1 million in the year ended December 31, 2009. The increase is primarily due to proceeds from equity issuance of $200.0 million in 2010 and a $195.6 million decrease in restricted cash in 2010 compared to a decrease of $53.1 million in 2009. Net proceeds from long-term debt decreased to $228.6 million in 2010 compared to $234.8 million in 2009. In addition, deferred fees increased to $7.4 million in 2010 (attributed to our debt restructuring plan) compared to $6.8 million in 2009.

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

Non-GAAP Financial Measures

        We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

  EBITDA and Adjusted EBITDA

        EBITDA represents net (loss)/income before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents net (loss)/income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs and deferred finance costs (and write-offs), impairment loss, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, realized gain/(loss) on derivatives, gain on contract termination and other one-off items in relation to the Company's Comprehensive Financing Plan. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because are used by certain investors to measure a company's ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

        EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

  EBITDA and Adjusted EBITDA Reconciliation to Net (Loss)/Income

	Year ended December 31,	Year ended December 31,
	2010	2009
	(In thousands)
Net (loss)/income	$(102,341)	$36,089
Depreciation	77,045	60,906
Amortization of deferred drydocking & special survey costs	7,426	8,295
Interest income	(964)	(2,428)
Interest expense	41,158	36,208

EBITDA	$22,324	$139,070

Impairment loss	71,509	—
Gain on sale of vessel	(1,916)	—
Gain on contract termination(1)	(12,600)	—
Comprehensive Financing Plan related fees(2)	24,326	—
Amortization of deferred finance costs and write-offs	1,340	1,301
Stock based compensation	1,685	47
Realized loss on derivatives	88,302	34,104
Non-cash changes in fair value of derivatives	48,879	29,497

Adjusted EBITDA	$243,849	$204,019

  EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided from Operating Activities

	Year ended December 31,	Year ended December 31,
	2010	2009
	(In thousands)
Net cash provided by operating activities	$78,792	$93,166
Net increase/(decrease) in current and non-current assets	19,329	4,055
Net (increase)/decrease in current and non-current liabilities	(35,036)	(4,643)
Net interest	40,194	33,780
Amortization of finance costs	(1,340)	(889)
Written off finance costs	(1,084)	(412)
Payments for dry-docking/special survey	3,122	7,259
Gain on sale of vessel	1,916	—
Stock based compensation	(1,685)	(47)
Impairment loss	(71,509)	—
Change in fair value of derivative instruments	(10,375)	6,801

EBITDA	$22,324	$139,070

Impairment loss	71,509	—
Gain on sale of vessels	(1,916)	—
Gain on contract termination(1)	(12,600)	—
Comprehensive Financing Plan related fees(2)	24,326	—
Amortization of deferred finance costs and write-offs	1,340	1,301
Stock based compensation(3)	1,685	47
Realized loss on derivatives	88,302	34,104
Non-cash changes in fair value of derivatives	48,879	29,497

Adjusted EBITDA	$243,849	$204,019

(1)
Gain on contract termination relates to a consideration of $12.6 million received by the charterer of the three newbuildings cancelled on May 25, 2010 in relation to the termination of the respective charter parties.

(2)
Fees related to our comprehensive financing plan contemplated by our Bank Agreement described herein, of which $3.8 million relate to financing fees and were recorded in "Other finance costs". Furthermore, $20.5 million relate to legal and other advisory fees recorded in "Other income/(expense)" and "General and administrative expenses".

(3)
Stock based compensation expense was recorded in General and administrative expenses.

        EBITDA decreased by $116.8 million, to $22.3 million in the year ended December 31, 2010, from $139.1 million in the year ended December 31, 2009. The decrease is mainly attributed to an impairment loss of $71.5 million recorded in the year ended December 31, 2010, increased losses on fair value of derivatives of $73.6 million in the year ended December 31, 2010 compared to the year ended December 31, 2009, increased stock based compensation of $1.6 million in the year ended December 31, 2010 compared to the year ended December 31, 2009 and fees related to our comprehensive financing plan contemplated by our Bank Agreement described herein of $24.3 million in the year ended December 31, 2010, which were partially offset by a gain on sale of vessel of $1.9 million recorded in the year ended December 31, 2010, a gain on contract termination of $12.6 million recorded in the year ended December 31, 2010 and increased operating revenues of $40.2 million in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Adjusted EBITDA increased by $39.8 million, to $243.8 million in the year ended December 31, 2010, from $204.0 million in the year ended December 31, 2009. The increase is mainly attributable to increased operating revenues of $40.2 million in the year ended December 31, 2010 compared to the year ended December 31, 2009, as well as reduced operating expenses of $4.1 million in the year ended December 31, 2010 compared to the year ended December 31, 2009, which were partially offset by increased general and administrative expenses of $6.3 million (excluding $2.5 million of fees adjusted as discussed in the table above) in the year ended December 31, 2010 compared to the year ended December 31, 2009.

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then-existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages, and waivers of our covenant violations as of December 31, 2010. As of the date of the agreement, we were in compliance with the revised financial covenants. In accordance with the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which we entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities and the Hyundai Samho Vendor Financing, each as described below, the lenders participating thereunder will continue to provide our then-existing credit facilities (with any revolving loans converted to term loans) and waived any existing covenant breaches or defaults under such credit facilities and amended the covenants under such credit facilities.

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of our Pre-existing Credit Facilities, which excludes the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, will bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

        We were required to pay a so-called margin adjustment fee payment equal to 1.55 percentage points of the applicable balance under our previously existing Aegean Baltic-HSH Nordbank-Piraeus Bank credit facility, calculated for the period from July 1, 2009 to the closing date under the Bank Agreement of March 4, 2011, to the applicable lenders. During the year ended December 31, 2010, $15.8 million of such margin adjustment fees were accrued and recorded as interest expense in the Statement of Income or capitalized into the cost of the vessels under construction. The remaining margin adjustment fees of $1.8 million were incurred in the first quarter of 2011 and the total amount of $17.6 million was cash settled in March 2011. Upon satisfaction of the conditions to the Bank Agreement, we also became obligated to make a waiver adjustment payment, in respect of prior waivers obtained in 2009 and 2010, such that each lender under any of the Pre-existing Credit Facilities would receive cumulative waiver fees during the preceding period of 0.2% of its pre-existing financing commitments. This fee totaled $2.6 million and was paid in January 2011, with the recognition of such amount to be deferred and amortized through our consolidated Statement of Income over the life of the respective facilities.

        We are also required to pay an amendment fee equal to 0.50% of the outstanding commitments under each pre-existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid upon signing the commitment letter for the Bank Agreement in August 2010, 40% became payable, and was paid, in March 2011 upon satisfaction of the conditions to the Bank Agreement and the remaining 40% due on December 31, 2014. Such fees paid will be deferred and amortized over the life of the respective credit facilities for accounting purposes.

        We were also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and will be amended to 0.75% thereafter, which is capitalized into cost of vessels under construction as it relates to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011 relating to conditions in respect of the Sinosure-CEXIM credit facility. For accounting purposes this amendment fee will be deferred and amortized over the life of the new debt with the interest rate method. Finally, all reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, will also be payable by the Company.

  Principal Payments

        Under the terms of the Bank Agreement, we are not required to repay any outstanding principal amounts under our existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after March 31, 2013; thereafter we will be required to make quarterly principal payments in fixed amounts, in relation to our total debt commitments from our lenders under the Bank Agreement and New Credit Facilities (see "—New Credit Facilities" below), as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2013	—	19,481,395	21,167,103	21,482,169	—	62,130,667
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867

Total						786,956,945

*
We may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents (but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of our consolidated debt), would be applied first to the prepayment of the New Credit Facilities and after the New Credit Facilities are repaid, to the Pre-existing Credit Facilities. Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under our interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to a Pre-existing Credit facility, a vessel with respect to which the participating lenders under such credit facility have a second lien security interest and the first lien credit facility has been repaid in full). The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

        Under the terms of the Bank Agreement, we will continue to be required to make any mandatory prepayments provided for under the terms of our existing credit facilities and will be required to make additional prepayments as follows

  •
  50% of the first $300 million of net equity proceeds, including convertible debt and hybrid instruments (excluding the $200 million of net equity proceeds which were a condition to the Bank Agreement and which were received in August 2010), after entering into the Bank Agreement and 25% of any additional net equity proceeds thereafter until December 31, 2018; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing), which amounts would first be applied to repayment of amounts outstanding under the New Credit Facilities and then to the Pre-existing Credit Facilities.

        Any equity proceeds retained by us and not used within 12 months for certain specified purposes would be applied for prepayment of the New Credit Facilities and then to the Pre-existing Credit Facilities. We would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. Our respective lenders under our Pre-existing Credit Facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require us to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be our Chief Executive Officer, (ii) our common stock ceasing to be listed on the NYSE (or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of our subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in our outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of our outstanding capital stock.

  Covenants and Events of Defaults

        Under the terms of our Pre-existing Credit Facilities, before the effectiveness of the Bank Agreement entered into in January 2011, we were in breach of various covenants in such credit facilities, for which we had not obtained waivers. In addition, although we were in compliance with the covenants in our credit facilities with KEXIM and KEXIM-ABN Amro, under the cross default provisions of our credit facilities the lenders could require immediate repayment of the related outstanding debt. On January 24, 2011, we entered into the Bank Agreement that supersedes, amends and supplements the terms of each of our existing credit facilities (other than under our KEXIM-ABN Amro credit facility which is not covered thereby, but which, respectively, has been aligned with those covenants below through June 30, 2012 under the supplemental letter signed on August 12, 2010 and our KEXIM credit facility, which contains only a collateral coverage covenant) and provides for, among other things, revised financial covenants and waives all covenant breaches or defaults under our existing credit facilities as of December 31, 2010, as well as amends the covenant levels under such existing credit facilities as described below. We were in compliance with these covenants as of the date of filing of this annual report.

        Under the Bank Agreement, the financial covenants under each of our existing credit facilities (other than under our KEXIM-ABN Amro credit facility which is not covered thereby, but which, respectively, has been aligned with those covenants below through June 30, 2012 under the supplemental letter signed on August 12, 2010 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S456, S457, S458, S459, S460, S461, S462 and S463 and the CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter, other than during 2012 when we will be required to maintain a minimum amount of $20.0 million;

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

  •
  ensure that the ratio of our (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

  •
  maintain a consolidated market value adjusted net worth (defined as the amount by which our total consolidated assets adjusted for the market value of our vessels in the water less cash and cash equivalents in excess of our debt service requirements exceeds our total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in our financial statements for the relevant period) of at least $400 million.

        For the purpose of these covenants, the market value of our vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the "bareboat-equivalent" time charter income from such charter) so long as a vessel's charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent a vessel today at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel's book value.

        Under the terms of the Bank Agreement, the existing credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under our swap agreements, non-compliance with security documents, material adverse changes to our business, a Change of Control as described above, a change in our Chief Executive Officer, our common stock ceasing to be listed on the NYSE (or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

        Under the terms of the Bank Agreement, we generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, we would not be permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for two consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

  Collateral and Guarantees

        Each of our Pre-existing Credit Facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of our subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, we also entered into agreements for the following new credit facilities: (i) a $123.75 million credit facility provided by Aegean Baltic—HSH Nordbank—Piraeus Bank, which is secured by Hull No. S459, Hull No. S462 and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.75 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement); (ii) a $100.0 million credit facility provided by RBS, which is secured by Hull No. S458 and Hull No. S461 and customary shipping industry collateral related thereto; (iii) a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hull No. S463 and customary shipping industry collateral related thereto; (iv) a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hull No. S456 and Hull No. S457 and customary shipping industry collateral related thereto; and (v) an $80 million credit facility with Citibank and Eurobank, which is secured by Hull No. S460 and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

  Interest and Fees

        Borrowings under each of the New Credit Facilities above, which will be available for drawdown until the later of September 30, 2012 and delivery of our last contracted newbuilding vessel collateralizing such facility (so long as such delivery is no more than 240 days after the scheduled delivery date), will bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

        We are committed to pay an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million which was paid in August 2010 (date of commitment letter entered into) and was deferred (to be amortized over the life of the respective facilities) and $5.2 million which was contingent upon entering into each of these New Credit Facilities and was paid in January 2011, with the recognition of such amount to be deferred and amortized over the life of the respective facilities.

        We are also required to pay a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan. In addition, we will be required to pay an aggregate exit fee of $15.0 million payable on the common maturity date of the New Credit Facilities of December 31, 2018 or such earlier date when all of the New Credit Facilities are repaid in full. We are required to pay an additional $10.0 million if we do not repay at least $150.0 million in the aggregate under the New Credit Facilities with equity proceeds by December 31, 2014. All reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, are payable by us.

  Principal Payments

        Under the Bank Agreement, we are not required to repay any outstanding principal amounts under our New Credit Facilities until after March 31, 2013 and thereafter we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under "—Bank Agreement—Principal Payments."

  Covenants, Events of Default and Other Terms

        The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to our Previously-existing Credit Facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor Financing described below for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hull No. S456 and Hull No. S457 as additional security in respect of the existing credit facilities we have with such lenders. The lenders under the other new credit facilities also received a lien on the respective vessels securing such new credit facilities as additional collateral in respect of our existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hull No. S460 as collateral in respect of our currently unsecured interest rate arrangements with them.

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Maersk Deva (ex Bunya Raya Tujuh), the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings under credit facilities with Aegean Baltic—HSH Nordbank—Piraeus Bank, and RBS also received a second lien on the Bunya Raya Tiga, the CSCL America (ex MSC Baltic) and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

        Our obligations under the New Credit Facilities are guaranteed by our subsidiaries owning the vessels collateralizing the respective credit facilities. Our Manager has also provided an undertaking to continue to provide us with management services and to subordinate our rights to the rights of our lenders, the security trustee and applicable hedge counterparties.

New Sinosure-CEXIM Credit Facility

        On February 21, 2011, we entered into an agreement with Citibank, N.A. acting as an agent and the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Sinosure-CEXIM Credit Facility") of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004, securing such tranche for post-delivery financing of these vessels. CEXIM will provide the majority of the loan amount and a syndicate of lenders for which Citibank will act as agent. The China Export & Credit Insurance Corporation, or Sinosure, will cover a number of political and commercial risks associated with each tranche of the credit facility.

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM Credit Facility will bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. Upon entering into the credit facility, we became committed to pay a commitment fee of 1.14% on undrawn amounts and we have paid an arrangement fee of $4.0 million, as well as a flat fee of $8.8 million to Sinosure for its participation. We will be required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM Credit Facility will require us to:

  •
  maintain a ratio of total net debt (defined as total liabilities less cash and cash equivalents) to adjusted total consolidated assets (total consolidated assets with market value of vessels replacing book value of vessels less cash and cash equivalents) of no more than 70%;

  •
  maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, through February 21, 2014, of $30.0 million, and the higher of $30.0 million and 2% of consolidated total debt thereafter;

  •
  ensure that the ratio of our (i) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, financing payments, fees and commissions and capital losses on vessel cancellations and before any non-recurring items) for the last twelve months to (ii) interest expense (defined as the aggregate amount of interest, commission, fees and other finance charges (excluding capitalized interest)) exceeds 2.50:1; and

  •
  maintain a consolidated market value adjusted net worth (defined as our total consolidated assets adjusted for the market value of our vessels less our total consolidated liabilities) of at least $400 million.

        For the purpose of these covenants, the market value of our vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the "bareboat-equivalent" time charter income from such charter) so long as a vessel's charter has a remaining duration at the time of valuation of more than six months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel's book value.

        The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under our swap agreements, non-compliance with security documents, material adverse changes to our business, a Change of Control as described above, a change in our Chief Executive Officer, our common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

        We will not be permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend is not, in breach of any covenant.

  Collateral

        The Sinosure-CEXIM Credit Facility will be secured by customary pre-delivery and post-delivery shipping industry collateral with respect to the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004, securing the respective tranche.

Hyundai Samho Vendor Financing

        We entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of our newbuilding containerships being built by Hyundai Samho, Hull Nos. S456, S457, S458, S459, S460, S461, S462 and S463, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of December 31, 2010, none of these newbuildings were delivered or required a final installment and, accordingly, we had no borrowings outstanding under this arrangement.

        Borrowings under this facility will bear interest at a fixed interest rate of 8.00%. We will be required to repay principal amounts under this financing facility in seven consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require us to comply with any financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Warrants

        As of April 1, 2011, we had issued an aggregate of 14,925,130 warrants to our lenders under the Bank Agreement and New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 14,925,130 shares of our common stock, which warrants have an exercise price of $7.00 per share. The exercise price of the 11,213,713 warrants issued on March 17, 2011 was initially $6.00 per share and, on March 29, 2011, increased to $7.00 per share upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. We have committed to issuing a total of 15,000,000 warrants, and will issue the remaining 74,870 warrants upon the request of the applicable lender. All warrants issued, or to be issued, will expire on January 31, 2019.

Credit Facilities

        We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 13 to our consolidated financial statements included in this annual report. As described above in "—Bank Agreement," under the Bank Agreement our previously existing credit facilities continue to be made available by the respective lenders, in all cases as term loans, but (other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms and additional collateral under certain of these credit facilities and we obtained new credit facilities. The following summarizes certain terms of our previously existing credit facilities, as amended, as well as the new credit facilities we have entered into in the first quarter of 2011:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Previously Existing Credit Facilities
The Royal Bank of Scotland(3)	$47.0	$639.8	Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the HN H1022A

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(4)(2)	$—	$664.3

Jiangshu Dragon (ex CMA CGM Elbe), the California Dragon (ex CMA CGM Kalamata, the Shenzhen Dragon (ex CMA CGM Komodo), the Henry (ex CMA CGM Passiflore), the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the Independence (ex CMA CGM Vanille), the Marathonas (ex Maersk Marathon), the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the M/V Honour (ex Al Rayyan), the SCI Pride (ex YM Milano), the Lotus (ex CMA CGM Lotus), the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal

Emporiki Bank of Greece S.A.	$—	$156.8	CMA CGM Moliere and CMA CGM Musset
Deutsche Bank	$—	$180.0	Zim Rio Grande, the Zim Sao Paolo and Zim Kingston
Credit Suisse	$—	$221.1	Zim Luanda, CMA CGM Nerval and YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$—	$253.2	YM Colombo, YM Seattle, YM Vancouver and YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$46.1	$252.4	ZIM Dalian, Hanjin Santos and YM Maturity and assignment of refund guarantees and newbuilding contracts relating to the HN N-223 and the HN Z0001
HSH Nordbank	$—	$35.0	Deva (ex Bunga Raya Tujuh) and the Bunga Raya Tiga (ex Maersk Derby)
KEXIM	$—	$57.5	CSCL Europe and the CSCL America (ex MSC Baltic)
KEXIM-ABN Amro	$—	$96.2	CSCL Pusan and the CSCL Le Havre

New Credit Facilities
Aegean Baltic-HSH Nordbank-Piraeus Bank(5)(6)	$100.0	$23.8	HN S459, HN S462 and the CMA CGM Rabelais
RBS(5)	$53.5	$46.5	HN S458 and Hanjin Germany
ABN Amro Club Facility(5)	$37.1	$—	HN S463
Club Facility(5)	$83.9	$—	HNS456 and HN S457
Citi- Eurobank(5)	$80.0	$—	HN S460

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Sinosure-CEXIM(7)	$203.4	$—	Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004
Hyundai Samho Vendor	$168.3	$21.7	Second priority liens on Hulls No. S456, S457, S458, S459, S460, S461, S462 and S463.

(1)
As of March 31, 2011.

(2)
As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel CMA CGM Rabelais to be provided as first priority security under the facility, (b) second priority mortgages on the Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby) financed by Aegean Baltic-HSH Nordbank AG-Pireaus Bank and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-ABN Amro credit facility.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Bunga Raya Tiga, the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

(4)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Bunga Raya Tujuh, the CSCL Europe and the CSCL Pusan.

(5)
As of August 6, 2010, we entered into a commitment letter with the respective banks and we entered into the definitive agreement on January 24, 2011.

(6)
Includes principal amount of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility as of December 31, 2010 (following a scheduled prepayment of $1.25 million as of December 31, 2010), which will be transferred to the new facility from a bridge financing facility and was drawn down ($25.0 million) on July 1, 2010 for the delivery of the vessel CMA CGM Rabelais on July 2, 2010.

(7)
As of February 21, 2011, we entered into a definitive agreement for this facility.

        Outstanding indebtedness under our each of our existing credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our existing credit facilities was 2.1% and 2.2% for the year ended December 31, 2010 and 2009, respectively. As described above, the interest rate, amortization profile and certain other terms of each of our existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, but were amended through a separate supplemental agreement signed in 2010. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-ABN Amro credit facility, under which $87.2 million of the outstanding indebtedness, as of March 31, 2011, bears interest at a fixed rate of 5.02% and $9.0 million of the outstanding indebtedness, as of March 31, 2011, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2016 and October 2018 (in respect of the fixed rate tranche) and January 2019 (in respect of the floating rate tranche), respectively.

Interest Rate Swaps

        We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See "Item 11. Quantitative and

Qualitative Disclosures About Market Risk." As described above under "—Factors Affecting our Results of Operations—Loss on fair value of derivatives," due to the contemplated changes to the amortization profiles and interest rates under our existing credit facilities pursuant to the terms of the Bank Agreement our interest rate swap agreements are expected to have a greater degree of ineffectiveness as hedging instruments with the result that changes in the fair value of such ineffective portion of such swap arrangements would be recognized in our statement of income.

Leasing Arrangements

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the CSCL America (ex MSC Baltic), the Bunga Raya Tiga (ex Maersk Derby), the Deva (ex Bunga Raya Tujuh), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2010 were:

	Payments Due by Period
	Total	Less than 1 year (2011)	1 - 3 years (2012 - 2013)	3 - 5 years (2014 - 2015)	More than 5 years (After January 1, 2016)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$2,560,326	$21,619	$87,452	$151,020	$2,300,235

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$2,560,326	$21,619	$110,890	$189,259	$2,238,558
Interest on long-term debt obligations(3)	884,036	65,056	179,490	259,615	379,875
Payments to our manager(4)	21,936	21,936	—	—	—
Newbuilding contracts(5)	1,131,257	680,434	450,823	—	—

Total	$4,597,555	$789,045	$741,203	$448,874	$2,618,433

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2010 giving effect to the Bank Agreement which restructured such debt obligations, including with respect to amortization, maturity and interest rates as described in Note 13 to our consolidated financial statements included elsewhere in this annual report, and under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2010 giving effect to the Bank Agreement which restructured such debt obligations, including with respect to amortization, maturity and interest rates as described in Note 13 to our consolidated financial statements included elsewhere in this annual report, and under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2010 giving effect to the Bank Agreement which restructured such debt obligations, including with respect to amortization, maturity and interest rates as described in Note 13 to our consolidated financial statements included elsewhere in this annual report, and under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual

  Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2010 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 0.62% in 2011, 1.21% in 2012 and up to a maximum of 5.0% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations. This table, including the interest payments, do not reflect the terms of our interest rate swap agreements which are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2010, the management fees were adjusted to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. As of December 31, 2010, we had a fleet of 50 containerships, 48 of which were on time charters and 2 on bareboat charter. As of March 31, 2011, two containerships have been delivered to us in 2011 (all of which have time charter arrangements) increasing the size of our fleet. In 2011 and 2012, our fleet is expected to increase by another eight containerships (all of which have time charter arrangements) and five containerships (all of which have time charter arrangements), respectively. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and, effective January 1, 2010, $725,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2011, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(5)
Of the $1.1 billion set forth in the above table, $27.9 million and $72.6 million represent the balance of the purchase price for the Hanjin Algeciras, and Hanjin Germany, respectively, which were paid during the first quarter of 2011. As of March 31, 2011, each of these vessels had been delivered to us, upon the delivery of which we paid the respective remaining aggregate purchase price.

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

Importantly, however, no containerships were added to the newbuilding order-book in 2009, which should help the balance of supply and demand on a going forward basis. In 2009, a number of impacted liner companies successfully restructured their balance sheets. Consequently, charter owners like us which had long term fixed time charters were able to avoid revenue volatility insofar they had little re-chartering exposure. The charter market generally experienced consistent growth over the course of 2010, with charter rates generally increasing from the subsistence levels of 2009, with a brief decline at the start of fourth quarter of 2010 before returning to the upward trend. Some further upward momentum in rates could be provided by the positive global demand/supply balance expected in 2011, although there no be no assurance this will develop and charter rates still remain below historical averages. The "slow-steaming" of services over the course of 2009 and 2010, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year.

        In general, the container shipping freight market experienced positive momentum in 2010, and freight rates for containers by the end of 2010 were significantly higher than the historically low rates seen in 2009. More specifically, freight rates for boxes peaked in early 2010, after experiencing rapid growth towards the end of 2009. Thereafter, significant reactivation of idle capacity put substantial negative pressure on rates, which generally began to decline in the fourth quarter of 2010, accelerated to some extent by seasonal declines in trade volumes. However, the idle fleet at the start of 2011 stood at just 2.3% of global fleet capacity. In addition, liner companies have been able to significantly increase box rates from their lows reached in 2009. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $26,000 in January 2011, after reaching a low of $6,400 in December 2009.

        As of March 31, 2011, we did not have any containerships without charter arrangements and we had 10 containerships, aggregating 36,283 TEU in capacity, with charter arrangements expiring within the remainder of 2011.

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

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets, which were also recorded at fair value. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our consolidated balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

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

  Revenue Recognition

        Our revenues and expenses are recognized on the accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance, and the amount recorded for an existing time charter acquired in conjunction with an asset purchase.

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

        Major overhauls performed during drydocking are differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel's certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and manoeuvre vessel components, which are not available at regular ports.

  Vessel Lives and Estimated Scrap Values

        Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our containerships, and for the periods prior to their sale, our drybulk carriers, on a straight-line basis over their estimated remaining useful economic lives. We estimate the useful lives of our containerships to be 30 years in line with the industry practice. Depreciation is based on cost less the estimated scrap value of the vessels. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future or of estimated scrap values, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

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

        On March 31, 2010, we expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded impairment loss of $71.5 million consisted of cash advances of $64.35 million paid to the shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, we signed the cancellation agreement.

        As of December 31, 2010, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter any vessels under multi-year, fixed rate period charters that range from one to 18 years for our current and contracted vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, we used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2010, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel (other that the impairment loss recognized as of March 31, 2010, following the cancellation of three newbuildings, as discussed above).

        An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2010, and is also in accordance with our vessels market valuation as described in our credit facilities and accepted by our lenders, suggests that five of our 50 vessels may have current market values below their carrying values. However, we believe that, with respect to these five vessels, each of which is currently under time charter, will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

Recent Accounting Pronouncements

Fair Value

        In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for us beginning in the first quarter of 2011. The adoption of the new standards, as applicable, did not have, or are not expected to have a significant impact on our consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

        In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity ("VIE"). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity's involvement with a VIE.

        This new guidance was effective for us beginning in our first quarter of fiscal 2010. The adoption of the new standard did not have an impact on our consolidated financial statements.

Transfers of Financial Assets

        In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor's interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for us for transfers of financial assets beginning in our first quarter of fiscal 2010, with earlier adoption prohibited. The adoption of the new standard did not have an impact on our consolidated financial statements.

Measuring Liabilities at Fair Value

        In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance. The adoption of the new standard did not have an impact on our consolidated financial statements.

Subsequent Events

        In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements.

Item 6    Directors, Senior Management and Employees

        The following table sets forth, as of March 31, 2011, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	55	President and CEO and Class I Director
Iraklis Prokopakis	60	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Dimitri J. Andritsoyiannis	46	Vice President and Chief Financial Officer and Class III Director
Evangelos Chatzis	38	Deputy Chief Financial Officer and Secretary
Dimitris Vastarouchas	43	Deputy Chief Operating Officer
George Economou	58	Class II Director
Andrew B. Fogarty	66	Class II Director
Myles R. Itkin	63	Class I Director
Miklós Konkoly-Thege	68	Class III Director
Robert A. Mundell	79	Class I Director

        The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2011 and the term of our Class III directors expires in 2013. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 27 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners and Vice Chairman of HELMEPA (Hellenic Maritime Protection Agency). Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

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

        Dimitris Vastarouchas is our Deputy Chief Financial Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 14 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Net Norske Veritas.

        George Economou has been a member of our board of directors since August 2010. Mr. Economou has over 31 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took Dryships Inc. public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen Dryships' growth into the largest US-listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval

Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

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

        During the year ended December 31, 2008, we paid our Chief Executive Officer, Chief Operating Office and Chief Financial Officer an aggregate amount of $1.6 million and during the year ended December 31, 2009, we paid these executive officers, as well as our deputy chief financial officer, who as of January 1, 2009 has been directly employed and compensated by us, an aggregate amount of $2.2 million. During the year ended December 31, 2010, we paid these executive officers an aggregate amount of $2.0 million. Pursuant to the employment agreements we have entered into with these officers as described below, from time to time we may pay any bonus component of their compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan." No equity awards have been granted to these officers as of the date of filing of this Annual Report on Form 20-F. Beginning January 1, 2011, we also directly compensate our Deputy Chief Operating Officer, Dimitris Vastarouchas, with whom we have a services agreement.

Employees

        We have four salaried employees, and have a services agreement with Dimitris Vastarouchas. Approximately 1,099 officers and crew members served on board the vessels we own as of December 31, 2010, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2010 and March 31, 2011, we had eight members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        Following completion of our $200.0 million equity transaction on August 12, 2010, Mr. Economou was appointed to the Board of Directors of the Company as an independent director in accordance with the terms of the subscription agreement between Sphinx Investments Corp. and us. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by

Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of any such nominee standing for election.

        During the year ended December 31, 2010, the board of directors held 13 meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member. Our board of directors has determined that each of Messrs. Fogarty, Economou, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met twice in 2010 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in 2011. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

        The board of directors and our company's management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

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

Committees of the Board of Directors

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We comply fully with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies," however, as permitted for controlled companies, one member of each of the compensation committee and nominating and corporate governance committee of our board of directors is a non-independent director and, in accordance with Marshall Islands law, we obtained board of director approval but not shareholder approval for our August 2010 common stock sale. See "Item 16.G. Corporate Governance."

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee

"financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2010, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2010, there were two meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Dimitri J. Andritsoyiannis, Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. The nominating and corporate governance committee did not meet during 2010.

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

  Services Agreement with Dimitris Vastarouchas

        On January 1, 2011, we entered into a services agreement with Dimitris Vastarouchas for him to serve as our Deputy Chief Operating Officer. The services agreement provides that Mr. Vastarouchas receives an annual base salary subject to increases at the discretion of our chief executive officer. Mr. Vastarouchas is also eligible for additional fees as determined by our chief executive officer, and the service agreement provides that he may receive awards under our equity compensation plan. The initial term of the agreement will expire on December 31, 2013, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

        The terms of the services agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Vastarouchas without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Vastarouchas will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Vastarouchas would be entitled to the greater of (a) €495,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

        The terms of the services agreement also prohibit Mr. Vastarouchas from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment, and from being substantially involved in the management or operation of containerships of larger than 2,500 TEUs or drybulk carriers, if such business is one of our competitors, during the term of the agreement.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 31, 2008, the Company granted 2,246 shares to certain employees of the Manager and recorded an expense of $15,183 in "General and Administrative Expenses" representing the fair value of the stock granted as at December 31, 2008. The Company distributed shares of its treasury stock to the qualifying employees of the Manager during the first semester of 2009 in settlement of the 2,246 shares granted. As of December 31, 2009, no further shares were granted. During 2010, the Company granted 387,259 shares to all employees of the Manager and recorded an expense of $1.6 million in "General and Administrative Expenses" representing the fair value of the stock granted as at the date of grant. The Company distributed 4,898 shares of its treasury stock to the qualifying employees of the Manager during 2010, in settlement of the shares granted. The remaining shares are expected to be issued early in the second quarter of 2011.

Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions.

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 62.3% of our outstanding common stock as of March 31, 2011. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009 and February 8, 2010.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $11.4 million in 2010, $8.7 million in 2009 and $7.0 million in 2008. The related expenses are shown under "General and administrative expenses" on the statement of income. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $11.1 million and $8.6 million as of December 31, 2010 and 2009, respectively.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2010, 2009 and 2008, we paid premiums of $7.3 million, $7.4 million and $4.1 million, respectively, to The Swedish Club under these insurance policies.

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

  Common Stock Sale

        On August 6, 2010, we entered into agreements with several investors to sell to them 54,054,055 shares of our common stock for an aggregate purchase price of $200.0 million in cash. The shares were issued at $3.70 per share on August 12, 2010. This equity investment satisfied a condition to the Bank Agreement and approximately $425 million of new debt financing. The purchasers of the common stock included our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust (23,945,945 shares of common stock), a family trust established by our Chief Executive Officer Dr. John Coustas, and members of his family which together invested over $100.0 million. Additional investors included our Chief Operating Officer (108,109 shares of common stock) and our Chief Financial Officer (270,271 shares of common stock), as well as Sphinx Investments Corp. (11,471,621 shares of common stock), a private company affiliated with George Economou, and other investors.

        Following completion of the equity transaction on August 12, 2010, Mr. Economou was appointed to the Board of Directors of the Company as an independent director in accordance with the terms of the subscription agreement between Sphinx Investments Corp. and the Company. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of common stock. We have been informed that our largest stockholder, the aforementioned family trust, and Dr. John Coustas have agreed to vote all of the shares of our common stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.

        We granted the investors in the equity transaction certain registration rights in respect of the common stock issued in the equity transaction. We also granted the investors in the equity transaction certain rights, in connection with any subsequent underwritten public offering that is effected at any time prior to the fifth anniversary of the registration rights agreements, to purchase from us, at the same price per share paid by investors who purchase common stock in any such offering, up to a specified portion of such common stock being issued. These rights are subject to, among other things, caps on the beneficial ownership of our common stock agreed to by certain investors in connection with the equity transaction.

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 31, 2011 held by:

  •
  each person or entity that we know beneficially owns 5% or more of our common stock;

  •
  each of our officers and directors; and

  •
  all our directors and officers as a group.

        Our major stockholders have the same voting rights as our other stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 31, 2011 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 108,626,538 shares of common stock outstanding as of March 31, 2011. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,633,140	62.3%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	463,184	*
Dimitri J. Andritsoyiannis Director, Vice President and Chief Financial Officer	270,271	*
Evangelos Chatzis Deputy Chief Financial Officer and Secretary	—	—
Dimitris Vastarouchas Deputy Chief Operating Officer	—	—
George Economou(2) Director	11,471,621	10.6%
Andrew B. Fogarty Director	98,029	*
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	22,710	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(3)	67,633,140	62.3%
Sphinx Investments Corp.(2)	11,471,621	10.6%
Avignon International Corporation(4)	8,108,109	7.5%
All executive officers and directors as a group (9 persons)	79,958,955	73.6%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own the shares of common stock owned by Danaos Investments Limited as Trustee of the 883 Trust.

(2)
According to a Schedule 13D filed with the SEC on August 18, 2010, Sphinx Investments Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou, a member of our Board of Directors. Mr. Economou may therefore be deemed the beneficial owner of the shares held by Sphinx Investments Corp. The address of Sphinx Investments Corp. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta.

(3)
According to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns 67,633,140 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these shares of common stock.

(4)
Avignon International Corporation is a Liberian company ultimately controlled by Dimitrios Koustas, who may therefore be deemed the beneficial owner of the shares held by Avignon International Corporation. Dimitrios Koustas is the father of Dr. John Coustas, our President, Chief Executive Officer and Chairman of our Board of Directors. The address of Avignon International Corporation is 80, Broad St., Monrovia, Liberia.

        As of March 31, 2011, we had approximately 11 stockholders of record, seven of which were located in the United States and held an aggregate of 63,058,972 shares of common stock representing all of our outstanding shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 63,050,422 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 44,443,360 shares beneficially owned by our officers and directors resident outside the United States and 98,029 shares beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 62.3% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Our respective lenders under our existing credit facilities covered by the Bank Agreement and the New Credit Facilities will be entitled to require us to repay in full amounts outstanding under such respective credit facilities, if, among other circumstances, Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

        As of April 1, 2011, we had issued, for no additional consideration, an aggregate of 14,925,130 warrants to our lenders under the Bank Agreement and New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 14,925,130 shares of our common stock, which warrants have an exercise price of $7.00 per share. We have committed to issuing a total of 15,000,000 warrants, and will issue the remaining 74,870 warrants upon the request of the applicable lender. All warrants issued, or to be issued, will expire on January 31, 2019.

Item 8.    Financial Information

        See "Item 18. Financial Statements" below.

        Significant Changes.    On January 24, 2011, we entered into a definitive agreement (the "Bank Agreement") with our lenders to restructure our then existing debt obligations, other than our KEXIM and KEXIM-ABN Amro credit facilities, and approximately $425 million of new debt financing, for which we had previously entered into a commitment letter on August 6, 2010. The Bank Agreement provides the following under the our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default, and guarantee and security packages were revised and waived our existing covenant breaches as of December 31, 2010. In addition, on February 21, 2011, we also entered into a definitive agreement for a $203.4 million credit facility with a bank syndicate led by the Export-Import Bank of China

("CEXIM") for financing of the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004. CEXIM will provide the majority of the loan amount, with Citibank (acting as an agent). The China Export & Credit Insurance Corporation, or Sinosure, has agreed to cover a number of political and commercial risks associated with the credit facility (as discussed in detail elsewhere in this annual report).

        As of April 1, 2011, we have issued an aggregate of 14,925,130 warrants to our lenders under our New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 14,925,130 shares of our common stock, which warrants have an exercise price of $7.00 per share. The exercise price of the 11,213,713 warrants issued on March 17, 2011 was initially $6.00 per share and, on March 29, 2011, increased to $7.00 per share upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. We have committed to issuing a total of 15,000,000 warrants, and will issue the remaining 74,870 warrants upon the request of the applicable lender. All warrants issued, or to be issued, will expire on January 31, 2019.

        No other significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

        Legal Proceedings.    On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company's board of directors. The derivative complaint challenges the amendments in 2009 and 2010 to the Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. Plaintiff's opposition to the motion is due on May 17, 2011, and the reply brief is due on June 24, 2011.

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

        In the more than nine years since the detention of the Henry (ex CMA CGM Passiflore), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager began preparation of a proactive management program designed to prevent future non-compliance.

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

        Dividend Policy.    Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. Declaration and payment of any future dividend is subject to the discretion of our board of directors. In addition, under the Bank Agreement relating to our existing credit facilities and various new financing arrangements, we generally will not be permitted to pay cash dividends or repurchase shares of our capital stock through December 31, 2018, absent a substantial reduction in our leverage. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to dividend payments, if any.

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

		High	Low
2006	(Annual)(1)	$24.10	$19.61
2007	(Annual)	$40.26	$21.55
	First Quarter	26.95	21.55
	Second Quarter	33.55	26.11
	Third Quarter	40.26	29.02
	Fourth Quarter	37.50	26.35
2008	(Annual)	$29.96	$3.18
	First Quarter	29.96	23.23
	Second Quarter	27.18	21.98
	Third Quarter	24.94	14.84
	Fourth Quarter	14.05	3.18
2009	(Annual)	$10.50	$2.72
	First Quarter	10.50	3.00
	Second Quarter	5.34	2.91
	Third Quarter	6.99	2.72
	Fourth Quarter	5.25	3.82
2010.	(Annual)	$5.25	$3.50
	First Quarter	5.00	3.82
	Second Quarter	5.25	3.60
	Third Quarter	4.56	3.50
	Fourth Quarter	4.75	3.71
	October 2010	4.75	4.25
	November 2010	4.59	3.78
	December 2010	4.05	3.71
2011.	First Quarter	$6.78	$3.73
	January 2011	4.92	3.73
	February 2011	5.16	4.34
	March 2011	6.78	4.55

(1)
For the period from October 6, 2006, the date on which our common stock began trading on the NYSE, until the end of the period.

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2010, 108,610,921 shares and 108,611,555 shares, respectively, were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2010 and March 31, 2011, no shares were issued and outstanding and fully paid. As of March 31, 2011, we had agreed to issue, with such issuance expected to occur early in the second quarter of 2011, an additional 382,261 shares of common stock to the employees of our Manager and directors of the Company, and as of March 31, 2011, we had 108,626,538 shares of common stock issued, outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating

Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

  Warrants

        As of April 1, 2011, we issued an aggregate of 14,925,130 warrants to our lenders under the Bank Agreement and New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 14,925,130 shares of our common stock, which warrants have an exercise price of $7.00 per share. The exercise price of the 11,213,713 warrants issued on March 17, 2011 was initially $6.00 per share and, on March 29, 2011, increased to $7.00 per share upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. We have committed to issuing a total of 15,000,000 warrants, and will issue the remaining 74,870 warrants upon the request of the applicable lender. All warrants issued, or to be issued, will expire on January 31, 2019.

        As a result of the warrants being exercisable solely on a cash-less basis, the number of shares of common stock that would be issuable upon such an exercise will generally be reduced. For instance, in the event 100 warrants were exercised at the current exercise price of $7.00 per share at a time when the applicable fair market value (defined in the warrant agreement to be, generally, the average of the closing price of our common stock over the preceding five trading days) of our common stock was $10.00 per share, 30 shares of our common stock would be issuable rather than 100 shares of our common stock. We will not receive any cash proceeds upon the exercise of warrants.

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

        On August 6, 2010, we entered into agreements with several investors, including our largest stockholder, under which we sold to them 54,054,055 shares of our common stock for an aggregate purchase price of $200.0 million in cash, which satisfied a condition under the Bank Agreement with our existing lenders as discussed above. The shares were issued at $3.70 per share on August 12, 2010.

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

        Existing stockholders prior to our initial public offering and their affiliates, as well as any person who would otherwise be an "acquiring person" solely as a result of acquiring shares of common stock pursuant to a subscription agreement with us dated as of August 6, 2010, are excluded from the definition of "acquiring person" for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

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

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

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

Material Contracts

        For a summary of the following agreements, please see the specified section of this Annual Report on Form 20-F. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this Annual Report on Form 20-F.

  For a description of the Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation., as amended February 12, 2009 and February 8, 2010, we signed an addendum to the Management Agreement amending the management fees, effective January 1, 2010, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

  For a description of the Restrictive Covenant Agreement, dated October 11, 2006, between Danaos Corporation and Dr. John Coustas, please see "Item 7. Major Shareholders and Related Party Transactions—Non-competition."

  For a description of the Stockholder Rights Agreement, dated September 18, 2006, between Danaos Corporation and American Stock Transfer & Trust Company, as Rights Agent, as amended, please see "Item 10. Additional Information—Share Capital—Stockholder Rights Plan."

  For a description of the Restructuring Agreement, dated January 24, 2011, between the Company, its subsidiaries and its lenders and swap-counterparties and lenders and the Company's credit facilities and financing arrangements, please see "Item 5. Operating and Financial Review and Prospects—Bank Agreement." For additional information regarding our existing credit facilities, including the financial covenants contained therein, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

  For a description of the Subscription Agreements, dated August 6, 2010, between the Company and certain investors, please see "Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions-Common Stock Sale."

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2010, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2010 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2010 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2010 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        Approximately 62.3% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. As to the four vessel-owning subsidiaries referred to above, we believe that their qualification for the benefits of Section 883 for any taxable year will depend upon whether preferred shares issued by such subsidiaries, as to which we are not the direct or indirect shareholder of record, are owned, directly or under applicable ownership attribution rules, by "qualified shareholders" who comply with specified ownership certification procedures. There can be no assurance that such preferred shares will be treated as so owned with respect to any taxable year.

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

  United States Federal Income Taxation of United States Holders

        As used herein, the term "United States Holder" means a beneficial owner of common stock or warrants that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion that follows deals only with common stock or warrants that are held by a United States Holder as capital assets, and does not address the treatment of United States Holders that are subject to special tax rules, including a United States Holder, if any, that has received our warrants as compensation for services.

        If a partnership holds our common stock or warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock or warrants are encouraged to consult their tax advisor.

  Distributions with Respect to Common Stock

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

        Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

        There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Moreover, it is unclear whether these preferential tax rates on dividends will be extended on or before December 31, 2012 or, in the alternative, whether they will expire on such date. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates.

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

        The exercise price of our warrants, and the amount of common stock to be issued upon exercise, are subject to adjustment under certain circumstances. If such an adjustment increases a proportionate interest of a United States Holder of a warrant in the fully diluted common stock, or increases a proportionate interest of a United States Holder of common stock in the fully diluted common stock, the United States Holder of the warrants, or common stock, whose proportionate interest increased may be treated as having received a constructive distribution, which may be taxable to such United States Holder as a dividend. The warrants by their terms permit us to increase the amount of common stock issuable on an exercise of the warrants to prevent deemed dividend treatment with respect to holders of our common stock.

  Sale, Exchange or other Disposition of Common Stock or Warrants

        Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock or warrants in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock or warrants. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

  Exercise or Expiration of Warrants

        Assuming we do not constitute a PFIC for any taxable year, the tax treatment of a cashless exercise of our warrants, which is the only form of exercise provided by their terms, is not free from doubt. A cashless exercise may be treated as a tax-free recapitalization of the warrant into our common stock, and as a result an exercising United States Holder would not recognize gain or loss on the exercise, and would have a tax basis and holding period in the common stock issued upon exercise reflecting the tax basis and holding period of the exercised warrant. It is conceivable, however, that a cashless exercise may be treated in the same manner as an exercise of the warrants for cash, generally resulting in neither gain nor loss for the exercising United States Holder, but the United States Holder would then be treated as having sold a portion of the stock received on exercise to us, reflecting common stock equal to the exercise price for the warrants, and as a result may recognize gain (or loss) reflecting the amount by which the fair market value of such common stock exceeds (or is less than) the United States Holder's tax basis in such common stock (reflecting, in turn, such United States Holder's tax basis in the warrants exercised in exchange for such common stock). United States Holders are urged to consult with their tax advisers regarding the tax treatment of a cashless exercise of the warrants.

        Assuming we do not constitute a PFIC for any taxable year, if a warrant expires unexercised, a United States Holder will recognize a capital loss, reflecting the United States Holder's tax basis in the expired warrant. A United States Holder's ability to deduct capital losses is subject to certain limitations.

  PFIC Status and Material U.S. Federal Tax Consequences

        Special United States federal income tax rules apply to a United States Holder that holds stock or warrants in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2010. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit recently held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

        Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock or warrants. In addition, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder of our common stock would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. Under the PFIC rules, a United States Holder of our warrants would not be permitted to make either a QEF election or a mark-to-market election with respect to our warrants.

  Taxation of United States Holders Making a Timely QEF Election

        If a United States Holder makes a timely QEF election with respect to our common stock, which United States Holder we refer to as an "Electing Holder," for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder's U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any Subsidiary PFIC are treated as PFICs by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

  Taxation of United States Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a United States Holder of our common stock would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

  Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock or warrants. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock or warrants;

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

        Following a recent change in law, if we were treated as a PFIC for any taxable year, a U.S. Holder that owns our share or warrants would be required to file an annual information return with the IRS reflecting such ownership, regardless of whether a QEF election or a mark-to-market election had been made.

        Although there is no governing authority as to the consequences of an exercise of warrants where the issuer is a PFIC, under proposed regulations, the exercise of warrants would not be treated as a disposition for PFIC purposes, and a United States Holder that exercises a warrant, consistent with these proposed regulations, would have a holding period in the resulting common stock that reflects the United States Holder's holding period in the warrants.

        If a United States Holder held our common stock or warrants during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a "deemed sale" or, in certain circumstances, a "deemed dividend" election with respect to our common stock or warrants. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of our common stock or warrants for their fair market value on the last day of the last taxable year for which we qualified as a PFIC (the "termination date"). The United States Holder would increase his, her or its basis in such common stock or warrants by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock or warrants during a period prior to the termination date when we qualified as a PFIC.

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

        A deemed sale or deemed dividend election must be made on the United States Holder's original or amended return for the shareholder's taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock or warrants.

  United States Federal Income Taxation of "Non-United States Holders"

        A beneficial owner of common stock or warrants that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a "Non-United States Holder."

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

  Sale, Exchange or Other Disposition of Common Stock or Warrants

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or warrants, or an exercise of warrants, unless:

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

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock or warrants, including dividends (with respect to the common stock) and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business (including deemed gain, if any, with respect to an exercise of the warrants, as described above in "—United States Federal Income Taxation of United States Holders—Exercise or Expiration of Warrants") will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

        If a holder sells our common stock or warrants to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States, information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

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

        Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2010 and 2009 (in thousands).

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2010	Fair Value December 31, 2009
Interest rate swaps designated as hedging instruments
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(27,093)	$(19,100)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(22,955)	$(19,264)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(10,659)	$(9,234)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(10,717)	$(9,310)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(10,440)	$(8,947)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(49,423)	$(37,850)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(27,784)	$(21,650)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(28,258)	$(19,210)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(37,425)	$(40,333)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(25,012)	$(20,011)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(14,270)	$(6,561)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(14,503)	$(6,828)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(26,125)	$(10,348)
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$—	$(6,306)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(31.885)	$(25,290)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(35,944)	$(17,128)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(13,857)	$(6,070)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(273)	$(9,090)

Total fair value							$(386,623)	$(292,530)

Interest rate swaps not designated as hedging instruments
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(24,118)	$(8,035)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(21,167)	$(6,993)

Total fair value							$(45,282)	$(15,028)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2010 and 2009 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2010	Fair Value December 31, 2009
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$1,190	$1,865
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$2,275	$1,897

Total fair value							$4,465	$3,762

        The total fair value change of the interest rate swaps for the period from January 1, 2010 until December 31, 2010, amounted to $0.7 million, and is included in the Statement of Income in "Loss on fair value of derivatives". The related asset of $4.5 million is shown under "Other non-current assets" in the consolidated balance sheet. The total fair value change of the underlying hedged debt for the years ended December 31, 2010, 2009 and 2008, amounted to $0.8 million, $4.8 million and $6.0 million, respectively, and is included in the Statement of Income in "Loss on fair value of derivatives". The net ineffectiveness for the years ended December 31, 2010, 2009 and 2008, amounted to $1.5 million, $1.9 million and $1.1 million, respectively, and is shown in the Statement of Income in Loss on fair value of derivatives".

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

        During 2009, the Company entered into agreements with the shipyards to defer the delivery of certain newbuildings, resulting in a reassessment of the forecasted debt required to build these vessels, in relation to the timing of forecasted debt drawdowns expected during the construction period of such vessels. The interest rate swaps entered by the Company in the past were based on the originally forecasted delivery of vessels and the respective debt drawdowns. The Company revised its estimates of the forecasted debt timing, which resulted in hedge ineffectiveness of $(0.6) million and $(21.4) million for the twelve months ended December 31, 2010 and 2009, respectively, recorded in the consolidated statements of income, unrealized losses of $(36.5) million and unrealized gains of $8.2 million in relation to fair value changes of interest rate swaps for the twelve months ended December 31, 2010 and 2009, respectively, (recorded in the consolidated statements of income due to the retrospective effectiveness testing failure of two swaps during the fourth quarter of 2009 and the first quarter of 2010, as well as the retrospective and prospective effectiveness testing failure of two other swaps since the fourth quarter of 2009). Furthermore, realized losses of $(8.6) million and $(18.1) million were reclassified from "Accumulated other comprehensive income" in the consolidated balance sheets to consolidated statements of income.

        In addition, the Company has reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to consolidated statements of income an amount of $(4.2) million in the year ended December 31, 2010, in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation. The total fair value change of the interest rate swaps for the year ended December 31, 2010, amounted to $(124.4) million.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2010, a 0.1% increase in interest rates on floating rate debt outstanding at December 31, 2010 would result in an increase of approximately $0.4 million in earnings in 2011. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2010 we incurred approximately 37% of our expenses in currencies other than U.S. dollars. As of December 31, 2010, approximately 39% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than as described below with respect to expected inflows in connection with the leasing transactions with respect to vessels in our fleet and we do not use financial instruments for trading or other speculative purposes.

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

        Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in "Other Income (Expenses) net". As of December 31, 2008, 2009 and 2010 and the date of this annual report, we had no outstanding foreign currency contracts.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2010. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

  15B. Management's Annual Report on Internal Control over Financial Reporting

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

        In making its assessment of our internal control over financial reporting as of December 31, 2010, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2010, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

  15D. Change in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Audit Committee consists of three independent directors, Andrew B. Fogarty, Miklos Konkoly-Thege, and Myles R. Itkin, who is the chairman of the committee. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is a United States Certified Public Accountant and independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2010.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2010, 2009 and 2008.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2010 and 2009 and breaks down these amounts by the category of service.

	2010	2009
	(in thousands of dollars)
Audit fees	$444.2	$756.4
Audit-related fees	—	124.0

Total fees	$444.2	$880.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

        Audit-related fees for 2009 include fees in connection with a Registration Statement on Form F-1, which we filed with the SEC in the third quarter of 2009 and subsequently withdrew.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2010 or 2009.

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

        Our $200.0 million equity transaction on August 12, 2010 was a departure from our policy of complying with NYSE shareholder approval requirements, specifically NYSE Rules 312.03(b) and 312.03(c), despite being permitted, as a foreign private issuer, to follow the corporate governance rules of its home country in lieu of these NYSE rules. For this transaction, in consideration of the circumstances described below, the Company elected to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve such share issuances, without the need for stockholder approval, in lieu of the NYSE rules. As noted above, the receipt of $200 million in proceeds from equity issuances, including $100 million from affiliates of the Company's Chief Executive Officer and his family, was a condition to the arrangements with the Company's lenders under the Bank Agreement. After evaluating market conditions for a transaction that would satisfy this condition, the Company perceived that the terms on which the above described equity transaction could be executed were more favorable than those that would be available in a broader offering, which would have had no assurance of successful completion.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-54 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Warrant Agreement, dated as of March 2, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation(1)
4.1.1	Addendum No. 1 to Amended and Restated Management Agreement, dated February 12, 2009 between Danaos Shipping Company Limited and Danaos Corporation(4)
4.1.2	Addendum No. 2 to Amended and Restated Management Agreement, dated February 8, 2010 between Danaos Shipping Company Limited and Danaos Corporation(7)
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)(1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1
4.5	2006 Equity Compensation Plan(1)
4.5.1	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation(1)
4.10	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation(1)
4.11	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.12	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.13	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A.(3)
4.14	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)

Number	Description
4.15	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)
4.16	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.17	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.18	Loan Agreement, dated February 2, 2009, with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank(4)
4.19	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.20	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.21	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.22	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement
4.23	Credit Facility, dated February 21, 2011, with Citi (acting as an agent) and CEXIM
4.24	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.
4.25	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc
4.26	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC
4.27	Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Deutsche Schiffsbank Aktiengesellschaft and Emporiki Bank of Greece S.A.
4.28	Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc
4.29	Hyundai Vendor Financing Agreements
4.30	Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto
4.31	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(8)
8	Subsidiaries
11.1	Code of Business Conduct and Ethics(2)
11.2	Code of Conduct(2)
11.3	Code of Ethics(2)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

Number	Description
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
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

(1)
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC and hereby incorporated by reference to such Registration Statement.

(2)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and filed with the SEC on May 30, 2007.

(3)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F/A for the year ended December 31, 2007 and filed with the SEC on April 7, 2008.

(4)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on July 13, 2009.

(5)
Previously filed as an exhibit to the Company's Form 6-K with respect to the six months ended June 30, 2009 and filed with the SEC on September 23, 2009.

(6)
Previously filed as an exhibit to the Company's Form 6-K filed with the SEC on July 29, 2010.

(7)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on June 18, 2010.

(8)
Previously filed as an exhibit to the Company's Form 6-K filed with the SEC on August 27, 2010.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ DIMITRI J. ANDRITSOYIANNIS Name: Dimitri J. Andritsoyiannis Title: Vice President and Chief Financial Officer

Date: April 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statements of changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens
April 8, 2011

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$229,835	$122,050
Restricted cash, current portion	3	2,907	154,078
Accounts receivable, net		4,112	3,732
Inventories		9,918	7,653
Prepaid expenses		1,424	1,056
Due from related parties	14	11,106	8,647
Other current assets	7	7,528	3,288

Total current assets		266,830	300,504

Fixed assets, net	4	2,273,483	1,573,759
Advances for vessels under construction	5	904,421	1,194,088
Restricted cash, net of current portion	3	—	44,393
Deferred charges, net	6	24,692	20,583
Other non-current assets	8,16b	19,704	9,384

Total non-current assets		3,222,300	2,842,207

Total assets		$3,489,130	$3,142,711

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$14,748	$49,542
Accrued liabilities	10	70,702	31,096
Current portion of long-term debt	13	21,619	2,331,678
Unearned revenue		9,681	5,626
Other current liabilities	11,16a	129,747	100,065

Total current liabilities		246,497	2,518,007

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	2,543,907	—
Unearned revenue, net of current portion		1,716	3,914
Other long-term liabilities	11,16a	304,598	215,199

Total long-term liabilities		2,850,221	219,113

Total liabilities		3,096,718	2,737,120

Commitments and Contingencies	19	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2010 and 2009)	22	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2010 and 2009. 108,611,555 and 54,557,500 issued as of December 31, 2010 and 2009, respectively. 108,610,921 and 54,550,858 shares outstanding as of December 31, 2010 and 2009, respectively)	22	1,086	546
Additional paid-in capital		489,672	288,613
Treasury stock	22	(3)	(39)
Accumulated other comprehensive loss	16a	(436,566)	(324,093)
Retained earnings		338,223	440,564

Total stockholders' equity		392,412	405,591

Total liabilities and stockholders' equity		$3,489,130	$3,142,711

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2010	2009	2008
OPERATING REVENUES	18	$359,677	$319,511	$298,905
OPERATING EXPENSES:
Voyage expenses		(7,928)	(7,346)	(7,476)
Vessel operating expenses		(88,271)	(92,327)	(89,246)
Depreciation	4	(77,045)	(60,906)	(51,025)
Amortization of deferred drydocking and special survey costs	6	(7,426)	(8,295)	(7,301)
Impairment loss	24	(71,509)	—	—
General and administrative expenses		(23,255)	(14,541)	(11,617)
Bad debt expense		—	—	(181)
Gain on sale of vessels	20	1,916	—	16,901

Income from operations		86,159	136,096	148,960

OTHER INCOME (EXPENSES):
Interest income		964	2,428	6,544
Interest expense		(41,158)	(36,208)	(34,740)
Other finance (expenses)/income, net		(6,055)	(2,290)	(2,047)
Other income/(expenses), net	25	(5,070)	(336)	(1,060)
Loss on fair value of derivatives	16	(137,181)	(63,601)	(597)

Total Other Expenses, net		(188,500)	(100,007)	(31,900)

Net (loss)/income from continuing operations		$(102,341)	$36,089	$117,060

Net (loss) from discontinued operations	26	$—	$—	$(1,822)

Net (Loss)/Income		$(102,341)	$36,089	$115,238

EARNINGS PER SHARE
Basic and diluted net (loss)/income per share (from continuing operations)		$(1.36)	$0.66	$2.15

Basic and diluted net (loss) per share (from discontinued operations)		$—	$—	$(0.04)

Basic and diluted net (loss)/income per share (from total operations)		$(1.36)	$0.66	$2.11

Basic and diluted weighted average number of shares		75,435,716	54,549,794	54,557,134

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars, except number of shares)

		Common Stock		Treasury Stock
							Accumulated other comprehensive loss
	Comprehensive Income/(loss)	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital		Retained earnings	Total
As of January 1, 2008		54,558	$546	—	—	$288,530	$(54,886)	$390,714	$624,904
Comprehensive income/(loss):
Net income	115,238	—	—	—	—	—	—	115,238	115,238
Change in fair value of financial instruments	(407,999)	—	—	—	—	—	(407,999)	—	(407,999)
Realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	(11,629)	—	—	—	—	—	(11,629)	—	(11,629)
Stock compensation	—	—	—	—	—	85	—	—	85
Treasury stock purchased	—	(15)	—	15	(88)	—	—	—	(88)
Dividends ($1.86 per share)	—	—	—	—	—	—	—	(101,477)	(101,477)

As of December 31, 2008	$(304,390)	54,543	$546	15	$(88)	$288,615	$(474,514)	$404,475	$219,034

Comprehensive income/(loss):
Net income	36,089	—	—	—	—	—	—	36,089	36,089
Change in fair value of financial instruments	155,327	—	—	—	—	—	155,327	—	155,327
Realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	(36,232)	—	—	—	—	—	(36,232)	—	(36,232)
Reclassification of unrealized losses to earnings	31,326	—	—	—	—	—	31,326	—	31,326
Stock compensation	—	—	—	—	—	47	—	—	47
Treasury stock distributed	—	8	—	(8)	49	(49)	—	—	—

As of December 31, 2009	$186,510	54,551	$546	7	$(39)	$288,613	$(324,093)	$440,564	$405,591

Comprehensive income/(loss):
Net (loss)	(102,341)	—	—	—	—	—	—	(102,341)	(102,341)
Change in fair value of financial instruments	(94,093)	—	—	—	—	—	(94,093)	—	(94,093)
Realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	(38,031)	—	—	—	—	—	(38,031)	—	(38,031)
Reclassification of unrealized losses to earnings	19,651	—	—	—	—	—	19,651	—	19,651
Treasury stock purchased	—	(12)	—	12	(50)	—	—	—	(50)
Treasury stock distributed	—	18	—	(18)	86	(86)	—	—	—
Issuance of common stock	—	54,054	540	—	—	199,460	—	—	200,000
Stock compensation	—	—	—	—	—	1,685	—	—	1,685

As of December 31, 2010	$(214,814)	108,611	$1,086	1	$(3)	$489,672	$(436,566)	$338,223	$392,412

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2010	2009	2008
Cash Flows from operating activities:
Net (loss)/income	$(102,341)	$36,089	$115,238
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation	77,045	60,906	51,025
Amortization of deferred drydocking and special survey costs	7,426	8,295	7,301
Impairment loss	71,509	—	—
Write-off of drydocking and special survey costs	—	—	181
Write off of finance and other costs	1,084	412	128
Amortization of finance costs	1,340	889	220
Payments for drydocking and special survey costs	(3,122)	(7,259)	(10,625)
Gain on sale of vessels	(1,916)	—	(16,901)
Stock based compensation	1,685	47	85
Change in fair value of derivative instruments	10,375	(6,801)	(15,332)
(Increase)/decrease in:
Accounts receivable	(380)	(2,613)	3,202
Inventories	(2,265)	417	(2,309)
Prepaid expenses	(368)	(57)	(113)
Due from related parties	(2,459)	(1,529)	(2,523)
Other assets, current and non-current	(13,857)	(273)	(553)
Increase/(decrease) in:
Accounts payable	4,905	(4,059)	2,331
Accrued liabilities	27,544	10,992	5,613
Unearned revenue, current and long term	1,857	(3,020)	(2,455)
Other liabilities, current and long-term	730	730	976

Net cash provided by operating activities	78,792	93,166	135,489

Cash flows from investing activities:
Vessel acquisitions and additions including advances for vessel acquisitions	—	(299)	(76,506)
Vessels under construction	(589,512)	(374,921)	(518,512)
Net proceeds from sale of vessels and deposits received from vessel sale	1,764	2,311	83,032

Net cash used in investing activities	(587,748)	(372,909)	(511,986)

Cash flows from financing activities:
Proceeds from long-term debt	437,399	267,043	805,010
Payments on long-term debt	(208,751)	(32,219)	(59,919)
Proceeds from equity issuance	200,000	—	—
Treasury stock purchased	(50)	—	(88)
Dividends paid	—	—	(101,477)
Deferred finance costs	(7,421)	(6,438)	(4,328)
Deferred public offering costs	—	(384)	(113)
Decrease/(increase) in restricted cash	195,564	53,071	(205,363)

Net cash provided by financing activities	616,741	281,073	433,722

Net increase in cash and cash equivalents	107,785	1,330	57,225

Cash and cash equivalents, beginning of year	122,050	120,720	63,495

Cash and cash equivalents, end of year	$229,835	$122,050	$120,720

Supplementary Cash Flow information
Cash paid for interest, net of capitalized interest	$38,590	$36,502	$34,917
Non-cash capitalized interest on vessels under construction	$8,557	$8,675	$—
Deferred financing fees accrued	$3,505	$—	$—
Decrease in vessels' values in respect of lease arrangements	$—	$—	$(16,944)
Progress payments of vessels under construction accrued	$—	$37,388	$—

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of the Company is the United States Dollar.

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. On September 18, 2009, the Company filed and Marshall Islands accepted Articles of Amendment. Under the Articles of Amendment, the authorized capital stock of Danaos Corporation increased to 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. On August 6, 2010, the Company entered into agreements with several investors, including its largest stockholder, to sell to them 54,054,055 shares of its Common Stock for an aggregate purchase price of $200.0 million in cash. Refer to Note 22, Stockholders' Equity.

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

        As of December 31, 2009 the Company was in breach of various covenants in its credit facilities, for some of which it had obtained waivers and for others it had not. The waivers the Company had obtained were for a period through October 1, 2010. In addition, although the Company had obtained waivers of noncompliance with certain other covenants under other credit facilities as noted above, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. In this respect, the Company had reclassified its long-term debt of $2.3 billion as of December 31, 2009, as current debt. The Company continued to pay loan installments and accumulated or accrued interest as they fell due under its credit facilities during 2010.

        On January 24, 2011, the Company entered into a definitive agreement (the "Bank Agreement") with its lenders to restructure its existing debt obligations, other than its KEXIM and KEXIM-ABN Amro credit facilities, and it obtained approximately $425 million of new debt financing. Under the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

terms of the Bank Agreement, the lenders under its existing credit facilities, agreed to waive all existing covenant breaches or defaults as of December 31, 2010, under its existing credit facilities, and agreed to amend the covenants levels applicable after the date of the bank agreement. Furthermore, on August 12, 2010, the Company signed a supplemental agreement with KEXIM and ABN Amro, which amended the financial covenants of its KEXIM-ABN Amro credit facility effective June 30, 2010 with which the Company was in compliance as of December 31, 2010. In addition, the Company was in compliance with the covenants under its KEXIM credit facility as of December 31, 2010. As of December 31, 2010, the Company classified its long-term debt of $2.5 billion as long-term liability in accordance with the terms of those agreements. Refer to Note 13, Long-term Debt.

        As of December 31, 2010, Danaos consolidated the vessel owning (including vessels under construction) companies (the "Danaos Subsidiaries") listed below, which all own container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Hanjin Montreal	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	M/V Honour	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Appleton Navigation S.A.	May 12, 1998	Shenzhen Dragon	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	California Dragon	1991	2,917
Lacey Navigation Inc.	March 5, 1998	Jiangsu Dragon	1991	2,917
Saratoga Trading S.A.	May 8, 1998	SCI Pride	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	1986	3,039
Independence Navigation Inc.	October 9, 2002	Independence	1986	3,045
Victory Shipholding Inc.	October 9, 2002	Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Bunga Raya Tiga	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyunday Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vessels under construction
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras(3)	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2011	3,400
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2011	8,530
Cellcontainer (No. 6) Corp.	October 31, 2007	Hanjin Germany(3)	2011	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	10,100
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	12,600

(1)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)
Estimated completion year.

(3)
During the first months of 2011, the Company took delivery of the vessel.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

        The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Refer to Note 13, Long-Term Debt, which describes the arrangement under the credit facility with ABN Amro, Lloyds TSB and National Bank of Greece.

        Inter-company transaction balances and unrealized gains/(losses) on transactions between the companies are eliminated.

        Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. For the year ended December 31, 2008, the Company reclassified an amount of $(3.0) million of its realized (losses)/gains on interest rate swaps from "Interest expense" to "Loss on fair value of derivatives".

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

        Other Comprehensive Income/(Loss):    The Company follows the provisions of the accounting guidance for other comprehensive income/(loss), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statements of income for each of the years ended December 31, 2010, 2009 and 2008 were $(0.1) million, $(1.6) million and $(0.2) million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $229.8 million as of December 31, 2010 (December 31, 2009: $122.1 million) comprised cash balances and short term deposits, of which short term time deposits were $190.8 million as of December 31, 2010 and $82.6 million as of December 31, 2009.

        Restricted Cash:    Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account. Refer to Note 3, Restricted Cash.

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

        Insurance Claims:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company's historical experience and the shipping industry practices. Insurance claims are included in the consolidated balance sheet line item "Other current assets".

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of cost or market value as determined using the weighted average method. Costs of spare parts are expensed as incurred.

        Financing Costs:    Fees incurred for obtaining new loans and loans that have been modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the consolidated balance sheet line item "Deferred Charges". The amortization expense associated with deferred financing fees is included in "Other finance (expense)/income, net" on the Statement of Income.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

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

        Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value (refer to Note 4, Fixed Assets, net). Management has estimated the useful life of the Company's vessels to be 30 years from the year built.

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

        On March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded an impairment loss of $71.5 million consisting of cash advances of $64.35 million paid to the shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, the Company signed the cancellation agreement.

        As of December 31, 2010, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included a significant decline in the Company's stock price, volatility in the spot market and vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charter that range from one to 18 years for vessels in its current fleet and its contracted vessels, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as, historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, the Company used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        The Company's assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2010, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel (other that the impairment loss recognized as of March 31, 2010, following the cancellation of three newbuildings, as discussed above).

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

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

        Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting, the Company presents these financial instruments at their fair value, and recognizes the fair value changes therefrom in the Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. If the probability that the forecasted transaction will not occur, the ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

        Earnings/(Loss) Per Share:    The Company has presented net income/(loss) per share for all periods presented based on the weighted average number of outstanding shares of common stock of Danaos

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Corporation at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan"), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with the accounting guidance for share-based compensation arrangements.

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

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan") under the Plan. The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 21, Stock Based Compensation.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 21, Stock Based Compensation.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements:

Fair Value

        In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of 2011. The adoption of the new standard, as applicable, did not have, or are not expected to have, a significant impact on the Company's consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

        In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity ("VIE"). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity's involvement with a VIE.

        This new guidance was effective for the Company beginning in its first quarter of fiscal 2010. The adoption of the new standard did not have an impact on the Company's consolidated financial statements.

Transfers of Financial Assets

        In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor's interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2010. The adoption of the new standard did not have an impact on the Company's consolidated financial statements.

Subsequent Events

        In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Restricted Cash

        Restricted cash comprised the following at December 31 (in thousands):

	2010	2009
Retention	$2,907	$2,905
Restricted deposits	—	195,566

Total	$2,907	$198,471

        Restricted deposits as of December 31, 2009 and December 31, 2010, were analyzed as follows:

  1.
  An amount of $21.19 million was on deposit with Aegean Baltic Bank at December 31, 2009 and acted as collateral towards an issued performance guarantee guaranteeing certain progress payments of newbuildings by HSH Nordbank, which as of December 31, 2009 stood at $84.75 million. The restricted cash amount was reduced so that at all times it represented 25% of the outstanding guaranteed amount and any reductions were reported as financing cash inflow. The restricted cash was released in 2010 as those installments were paid, and the restricted cash was reduced to zero at December 31, 2010. The $21.9m was reported as a financing cash inflow in 2010.

  2.
  An amount of $2.35 million was on deposit with Royal Bank of Scotland at December 31, 2009 and acted as collateral towards an issued performance guarantee guaranteeing certain progress payments of newbuildings by Royal Bank of Scotland, which as of December 31, 2009 stood at $11.75 million. The restricted cash amount was reduced so that at all times it represented 20% of the outstanding guaranteed amount and any reductions were reported as financing cash inflow. The restricted cash was released in 2010, as those installments were paid and the restricted cash was reduced to zero at December 31, 2010. The $2.35m was reported as a financing cash inflow in 2010.

  3.
  An amount of $172.03 million was on deposit with Royal Bank of Scotland at December 31, 2009. In 2008, the Company entered into a new credit facility of $253.2 million with ABN Amro-Lloyds TSB-National Bank of Greece, which was secured by four vessels that had previously been collateral for the Royal Bank of Scotland credit facility. In exchange for releasing the vessel collateral, the Company agreed with the Royal Bank of Scotland to provide new collateral in the form of a restricted cash account, which the Company funded using the proceeds from the ABN Amro-Lloyds TSB-National Bank of Greece credit facility and which was reflected as a financing cash outflow in 2008. Through April, 2010, the restricted cash was held to be used for vessel installment payments for certain vessels being financed by the revolving credit facility that the Company had with Royal Bank of Scotland. The funds in the restricted cash account were released gradually as progress payments to shipyards for the specific newbuildings became due and payable. The gradual release of the restricted cash was reported as a financing cash inflow and the related vessel installment payments funded from restricted cash released were reflected as investing cash outflows. On April 14, 2010, the Company signed a supplemental agreement with the Royal Bank of Scotland under which the remaining balance of the restricted cash of $169.9 million was released resulting in a financing cash inflow and used for the immediate prepayment of the $700.0 million senior revolving credit facility, which was reported as a financing cash outflow.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Restricted Cash (Continued)

        The Company was also required to maintain cash of $2.9 million as of December 31, 2010 and 2009, respectively, in a retention bank account as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities.

        The Company recorded current restricted cash of $2.9 million and $154.1 million as of December 31, 2010 and 2009, respectively. In addition, the Company recorded non-current restricted cash of nil and $44.4 million as of December 31, 2010 and 2009, respectively.

4. Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2009	$1,566,998	$(227,353)	$1,339,645
Additions	295,020	(60,906)	234,114

As of December 31, 2009	$1,862,018	$(288,259)	$1,573,759

Additions	778,839	(77,045)	701,794
Disposals	(11,721)	9,651	(2,070)

As of December 31, 2010	$2,629,136	$(355,653)	$2,273,483

  i.
  On January 2, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Monaco, for a contract price of $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  ii.
  On March 31, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Dalian, for a contract price of $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  iii.
  On June 26, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Luanda, for a contract price of $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  iv.
  On September 28, 2009, the Company took delivery of a new-building 6,500 TEU vessel, the CMA CGM Moliere, for a contract price of $91.5 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

  v.
  On January 22, 2010, the Company sold the MSC Eagle, a container built in 1978 with 1,704 TEU for gross proceeds of $4.6 million, following its agreement in December 2009 to sell the vessel to an unrelated third party upon the termination of its time charter in January 2010. As security for the execution of the agreement, the Company had received an advance payment of 50% of the sale consideration in 2009. The Company realized a net gain on this sale of $1.9 million.

  vi.
  On March 12, 2010, the Company took delivery of a new-building 6,500 TEU vessel, the CMA CGM Musset, for a contract price of $91.5 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

  vii.
  On May 17, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Nerval, for a contract price of $91.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

  viii.
  On May 19, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the YM Mandate, for a contract price of $99.0 million. The vessel has been deployed on a 18-year bareboat charter with one of the world's major liner companies.

  ix.
  On May 27, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Buenos Aires, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

  x.
  On July 2, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Rabelais, for a contract price of $91.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

  xi.
  On July 6, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Santos, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

  xii.
  On August 16, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Racine, for a contract price of $91.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

  xiii.
  On August 18, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the YM Maturity, for a contract price of $99.0 million. The vessel has been deployed on a 18-year bareboat charter with one of the world's major liner companies.

  xiv.
  On October 11, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Versailles, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $276.6 million as of December 31, 2010 and $222.3 million as of December 31, 2009. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        The contract price of newbuilding vessel, as discussed above, excludes any items capitalized during the construction period, such as interest expense and other predelivery expenses, which increase the total cost of each vessel recorded upon delivery under "Fixed Assets, net" in the Consolidated Balance Sheets.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Advances for Vessels under Construction

        a)    Advances for vessels under construction were as follows at December 31 (in thousands):

	2010	2009
Advance payments for vessels	$354,113	$501,544
Progress payments for vessels	484,141	612,645
Capitalized interest	66,167	79,899

Total	$904,421	$1,194,088

        The Company entered into four newbuilding contracts on March 2, 2007, with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004). The contract price of each vessel is $92.5 million. The Company had paid an advance of $248.6 million, as of December 31, 2010, in relation to these contracts. On July 12, 2007, the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for four 6,800 TEU containerships to four 8,530 TEU vessels. The contract price of each vessel is $113.0 million. These vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered to the Company throughout 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into five newbuilding contracts on March 16, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships (the YM Mandate, the YM Maturity, the HN N-216, the HN N-217 and the HN N-218) . The contract price of each vessel was $99.0 million. The YM Mandate and the YM Maturity were delivered to the Company during 2010. The Company arranged for 18-year bareboat charters for these vessels with a major liner company upon delivery. On May 25, 2010, the Company came to an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel the three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218. The Company has agreed to forfeit cash advances of $64.35 million paid to the shipyard, as well as $7.16 million of interest capitalized and other predelivery capital expenditures in relation to the construction of the respective newbuildings. Refer to Note 24, Impairment Loss.

        The Company entered into newbuilding contracts on April 5, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for two 3,400 TEU containerships (the HN N-222 and the HN N-223). The contract price of each vessel is $55.9 million. The Company had paid an advance of $55.9 million, as of December 31, 2010, in relation to these contracts. The vessels are expected to be delivered to the Company during the first quarter of 2011. On April 11, 2007, the Company arranged for 10 year charters for these vessels with a major liner company upon delivery of each vessel.

        On September 19, 2007, the Company extended its shipbuilding contracts with China Shipbuilding Trading Company Limited to include one more 8,530 TEU vessel, bringing the total number to five vessels. The Company had paid an advance of $70.5 million, as of December 31, 2010, in relation to this contract. All five Post Panamax containerships will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered throughout 2011. The Company has also arranged with a major liner company to charter all these vessels for 12 years each upon delivery of the vessels.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Advances for Vessels under Construction (Continued)

        The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.9 million. The Company had paid an advance of $249.2 million, as of December 31, 2010, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into newbuilding contracts on November 9, 2007, with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The Company had paid an advance of $196.1 million, as of December 31, 2010, in relation to these contracts. The vessels are expected to be delivered to the Company during the first half of 2011. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        b)    Advances for vessels under construction and transfers to vessels' cost as of December 31, 2010 and 2009 were as follows (in thousands):

As of January 1, 2009	1,067,825
Additions	420,984
Transfer to vessels' cost	(294,721)

As of December 31, 2009	$1,194,088

Additions	577,996
Impairment loss	(71,509)
Write-off of accrued progress payments and capitalized interest to shipyards of newbuildings cancelled	(15,396)
Transfer to vessels' cost	(780,758)

As of December 31, 2010	$904,421

6. Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2009	$10,442	$5,656	$16,098
Additions	7,259	6,822	14,081
Written off amounts	—	(412)	(412)
Amortization	(8,295)	(889)	(9,184)

As of December 31, 2009	$9,406	$11,177	$20,583
Additions	3,122	10,926	14,048
Written off amounts	(89)	(1,084)	(1,173)
Amortization	(7,426)	(1,340)	(8,766)

As of December 31, 2010	$5,013	$19,679	$24,692

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, Net (Continued)

        The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting guidance for planned major maintenance activities. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

7. Other Current Assets

        Other current assets consisted of the following at December 31 (in thousands):

	2010	2009
Insurance claims	$4,537	$1,013
Advances to suppliers and other assets	2,991	2,275

Total	$7,528	$3,288

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks, are expected to be fully collected.

8. Other Non-current Assets

        Other non-current assets consisted of the following at December 31 (in thousands):

	2010	2009
Fair value of swaps	$4,465	$3,762
Other assets	15,239	5,622

Total	$19,704	$9,384

        On October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd. ("ZIM"), revisions to charterparties for six of its vessels in operation, which keep the original charter terms in place, reducing the cash settlement of each charter hire by 17.5% which becomes a subsequent payment. Each subsequent payment, which accumulates in any financial quarter, is satisfied by callable exchange notes (the "CENs"). CENs will be issued by ZIM once per financial quarter at a face value equal to the aggregate amount of such subsequent payments from that financial quarter plus a premium amount (being an amount calculated as if each such subsequent payment had accrued interest at the rate of 6% p.a. from the date when it would have been due under the original charter party until the relevant issue date for the CENs).

        Unless previously converted at the holder's option into ZIM's common stock (only upon ZIM becoming a publicly listed company) or redeemed partially prior to or in full in cash, on July 1, 2016, ZIM will redeem the CENs at their remaining nominal amount together with the 6% interest accrued up to that date in cash only.

        In this respect, the Company recorded a note receivable from ZIM in "Other non-current assets" of $13.7 million and $4.5 million as of December 31, 2010 and 2009, respectively.

        In respect to the fair value of swaps, refer to Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Accounts Payable

        Accounts payable consisted of the following at December 31 (in thousands):

	2010	2009
Suppliers, repairers	$12,251	$47,612
Insurers, agents, brokers	856	693
Other creditors	1,641	1,237

Total	$14,748	$49,542

        As of December 31, 2009, the Company recognized a liability of $20.44 million in relation to three of its newbuilding vessels being built by Hanjin Heavy Industries & Construction Co. Ltd., the HN N-216, the HN N-217 and the HN N-220, based on the construction stage (steel cutting, steel cutting and keel laying, respectively) as described in the agreement with the shipyard. In addition, the Company recognized a liability of $16.95 million for the newbuilding vessel being built by Shanghai Jiangnan Changxing Heavy Industry Company Ltd., the HN Z0003.

        As of December 31, 2010, an amount of $5.59 million in relation to HN N-220 and amount of $16.95 million in relation to HN Z0003 was cash settled. On May 25, 2010, the Company came to an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, and the outstanding amount due of $14.85 million as of December 31, 2009, was forgiven.

10. Accrued Liabilities

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2010	2009
Accrued payroll	$1,029	$912
Accrued interest	16,863	11,348
Accrued expenses	52,810	18,836

Total	$70,702	$31,096

        The Company has recorded accrued interest of $15.8 million and $10.3 million as of December 31, 2010 and 2009, respectively, in relation to the margin increase of its $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank in agreement with the terms and conditions of a commitment letter the Company entered into (refer to Note 13, Long-Term Debt), which was cash settled in March 2011.

        Accrued expenses mainly consisted of accrued realized losses of cash flow interest rate swaps (2010: $19.5 million, 2009: $13.6 million), accrued interest to shipyards in relation to deferred payment of certain progress payments, which will be paid on delivery of the respective vessels (2010: $7.1 million, 2009: $0.8 million), restructuring fees accrued (2010: $17.7 million, 2009: nil) and other accruals related to the operation of the Company's fleet (2010: $8.5 million, 2009: $4.4 million). Refer to Note 13, Long-term Debt, for further details on fees related to the Company's restructuring agreement.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Other Current and Long-term Liabilities

        Other current liabilities consisted of the following at December 31 (in thousands):

	2010	2009
Fair value of swaps	129,747	100,065

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2010	2009
Fair value of swaps	$302,161	$207,493
Fair value hedged debt	—	6,000
Other long-term liabilities	2,437	1,706

Total	$304,598	$215,199

        In respect to the fair value of swaps, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

12. Lease Arrangements

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Lease Arrangements (Continued)

        b)    Charters-out:

        The future minimum revenue, expected to be earned on non-cancelable time charters with initial terms of one year or more consisted of the following at December 31, 2010 (in thousands):

2011	$452,769
2012	558,262
2013	570,598
2014	550,647
2015	547,191
2016 and thereafter	3,223,959

Total future revenue	$5,903,427

        Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel and which may last approximately 10 to 15 days.

13. Long-Term Debt

        Long-term debt as of December 31, 2010 and 2009 consisted of the following (in thousands):

Lender	As of December 31, 2010	Current portion	Long-term portion	As of December 31, 2009	Current portion	Long-term portion
The Royal Bank of Scotland	$611,812	$—	$611,812	$652,649	$652,649	$—
HSH Nordbank	35,000	—	35,000	37,000	37,000	—
The Export-Import Bank of Korea ("KEXIM")	60,048	10,369	49,679	70,417	70,417	—
The Export-Import Bank of Korea & ABN Amro	101,859	11,250	90,609	113,109	113,109	—
Deutsche Bank	180,000	—	180,000	180,000	180,000	—
Emporiki Bank of Greece	156,800	—	156,800	125,700	125,700	—
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	688,075	—	688,075	675,000	675,000	—
Credit Suisse	221,100	—	221,100	121,050	121,050	—
ABN Amro-Lloyds TSB-National Bank of Greece	253,200	—	253,200	253,200	253,200	—
Deutsche Schiffsbank-Credit Suisse-Emporiki Bank of Greece	252,432	—	252,432	103,553	103,553	—
Fair value hedged debt	5,200	—	5,200	—	—	—

Total	$2,565,526	$21,619	$2,543,907	$2,331,678	$2,331,678	$—

        All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

        Maturities of long-term debt for the years subsequent to December 31, 2010 are as follows (in thousands):

2011	$21,619
2012	21,619
2013	65,833
2014	71,352
2015	79,668
2016 and thereafter	2,300,235

Total long-term debt	$2,560,326

        The maturities of long-term debt for the years subsequent to December 31, 2010 are based on the terms of the Bank Agreement, under which the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after May 15, 2013; thereafter until December 31, 2018 it will be required to make quarterly principal payments in fixed amounts as described further below (refer to section "Bank Agreement—Principal Payments" of the Note 13, Long-term Debt). In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow for such quarter (as defined below). The table above, includes only the fixed payments for which the Company has a contractual obligation and does not contains any estimates of the future Actual Free Cash Flows that could generate additional variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        On April 14, 2010, the Company signed a supplemental agreement with the Royal Bank of Scotland to release the balance of its restricted cash with the bank of $169.9 million and the immediate application of such amount as prepayment of the $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement was available for re-drawing as progress payments to shipyards for the specific newbuildings.

        On August 12, 2010, the Company entered into a supplemental agreement which amended the interest rate margin and the financial covenants of its KEXIM-ABN Amro credit facility. Specifically, the financial covenants were aligned with those set forth in the Bank Agreement (see below), effective from June 30, 2010 through June 30, 2012, and the interest rate margin was increased by 0.5 percentage points for the same period. The Company's credit facility with KEXIM contains only a collateral coverage ratio covenant, with which it was in compliance as of December 31, 2010.

        On September 27, 2010, the Company entered into a financing facility with Hyundai Samho Heavy Industries ("Hyundai Samho") for an amount of $190 million in respect of eight of its newbuilding containerships being built by Hyundai Samho (Hull Nos. S456, S457, S458, S459, S460, S461, S462 and S463), in the form of delayed payment of a portion of the final installment for each such newbuilding over a period of 4 years, from the delivery of the respective vessels, which will bear interest at a rate of 8% per annum. As of December 31, 2010, none of the above vessels were delivered to the Company.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        On February 21, 2011, the Company entered into a bank syndicate agreement, arranged by Citibank and led by the Export-Import Bank of China ("CEXIM"), to finance the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004. CEXIM will provide the majority of the loan amount, with a syndicate of lenders, with Citibank acting as an agent, providing the remainder of the loan. The China Export & Credit Insurance Corporation, or Sinosure, has agreed to cover a number of political and commercial risks associated with the credit facility.

Bank Agreement

        On January 24, 2011, the Company entered into a definitive agreement, which is referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company's then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder will continue to provide the Company's then-existing credit facilities (with any revolving loans converted to term loans) and waived any existing covenant breaches or defaults under its existing credit facilities as of December 31, 2010 and amends the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement. All conditions to the effectiveness of the Bank Agreement have been satisfied, including definitive documentation for the Hyundai Samho Vendor Financing entered into September 27, 2010, documentation evidencing the cancellation of three newbuilding agreements entered into in May 2010, entry into the Sinosure-CEXIM Credit Facility on February 21, 2011 and the receipt of $200 million in net proceeds from equity issuances, which occurred in August 2010, including an investment by the Company's Chief Executive Officer.

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of the Company's existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, will bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

        The Company is required to make a margin adjustment fee payment equal to 1.55 percentage points of the applicable balance under our previously existing Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility, calculated for the period from July 1, 2009 to the closing date under the Bank Agreement of March 4, 2011, to the participating lenders who are party to the HSH Facility Agreement. During the year ended December 31, 2010, $15.8 million of margin adjustment fees were accrued and recorded as interest expense in the Statement of Income or capitalized into the cost of the vessels under construction. The remaining fees of $1.8 million were incurred in 2011 and the total amount of $17.6 million was cash settled in March 2011.

        The Company is also required to make a waiver adjustment payment, in respect of prior waivers obtained in 2009 and 2010, (contingent upon the closing of the Bank Agreement) such that each lender under any of the Company's existing credit facilities prior to entry into the Bank Agreement would

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

receive cumulative waiver fees during the preceding period of 0.2% of its existing financing commitments. This fee totaled $2.6 million and was paid in January 2011, and will be deferred during the year ending December 31, 2011.

        The Company is also required to pay an amendment fee equal to 0.50% of the outstanding commitments under each existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% became payable, and was paid, in March 2011 upon satisfaction of the conditions to the Bank Agreement and the remaining 40% is due on December 31, 2014.

        The Company was also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and will be amended to 0.75% thereafter, which is capitalized on cost of vessels under construction as it relates to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011) relating to conditions in respect of the Sinosure CEXIM credit facility. This amendment fee is deferred and will be amortized over the life of the new debt with the interest rate method. Finally, all reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, will also be payable by the Company.

  Principal Payments

        Under the terms of the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after March 31, 2013; thereafter will be required to make quarterly principal payments in fixed amounts, in relation to the Company's total debt commitments from the Company's lenders under the Bank Agreement and New Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2013	—	19,481,395	21,167,103	21,482,169	—	62,130,667
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867

Total						786,956,945

*
The Company may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company's consolidated debt, would be applied first to the prepayment of the new credit facilities and after the new credit facilities are repaid, to the existing credit facilities. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

        Under the terms of the Bank Agreement, the Company will continue to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and will be required to make additional prepayments as follows

  •
  50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), excluding the $200 million of net equity proceeds which was a condition to the Bank Agreement and were received in August 2010 for which there are no specified required uses, after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the New Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the new credit facilities and then to the existing credit facilities. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company's respective lenders under its existing credit facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

  Covenants and Events of Defaults

        Under the terms of the existing facilities, before Bank Agreement was entered into on January 24, 2011, the Company was in breach of various covenants in its credit facilities as of December 31, 2010, for which it had not obtained waiver. In addition, although the Company was in compliance with the covenants in its credit facilities with KEXIM and KEXIM-ABN Amro, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. On January 24, 2011, the Company entered into the Bank Agreement that supersedes, amends and supplements the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM ABN Amro) and provides for, among other things, revised financial covenants and waives all covenant breaches or defaults under its existing credit facilities as of December 31, 2010, as well as amends future covenants' levels under such existing credit facilities as described below, with which the Company was in compliance as of the date of filing of this report and, based on currently prevailing containership charter rates and vessel values, expects to be in compliance for the next 12 months period from the date of the financial statements.

        Under the Bank Agreement, the financial covenants under each of the Company's existing credit facilities (other than under our KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants below through June 30, 2012 under the supplemental letter signed on August 12, 2010 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

  •
  maintain a ratio of (i) the market value of all of the vessels in the Company's fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company's consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S456, S457, S458, S459, S460, S461, S462, S463 and S4004) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company's aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter, other than during 2012 when the Company will be required to maintain a minimum amount of $20.0 million;

  •
  ensure that the Company's (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

    excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

  •
  ensure that the ratio of the Company's (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

  •
  maintain a consolidated market value adjusted net worth (defined as the amount by which the Company's total consolidated assets adjusted for the market value of the Company's vessels in the water less cash and cash equivalents in excess of the Company's debt service requirements exceeds the Company's total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in the Company's financial statements for the relevant period) of at least $400 million.

        For the purpose of these covenants, the market value of the Company's vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the "bareboat-equivalent" time charter income from such charter) so long as a vessel's charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel's book value.

        Under the terms of the Bank Agreement, the existing credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

        Under the terms of the Bank Agreement, the Company generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for two consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

  Collateral and Guarantees

        Each of the Company's existing credit facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company's subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities ("New Credit Facilities"):

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by Hull No. S459, Hull No. S462 and CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement);

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by Hull No. S458 and Hull No. S461 and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hull No. S463 and customary shipping industry collateral related thereto;

  (iv)
  a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hull No. S456 and Hull No. S457 and customary shipping industry collateral related thereto; and

  (v)
  a $80 million credit facility with Citibank and Eurobank, which is secured by Hull No. S460 and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

  Interest and Fees

        Borrowings under each of the New Credit Facilities above, which will be available for drawdown until the later of September 30, 2012 and delivery of the Company's last contracted newbuilding vessel collateralizing such facility (so long as such delivery is no more than 240 days after the scheduled delivery date), will bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

        The Company committed to pay an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million of which was paid and deferred in August 2010 (date of commitment letter entered into) and $5.2 million which was contingent upon entering into each of these new credit facilities and was paid in January 2011 and will be deferred and amortized through the statement of income over the life of the respective facilities.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        The Company is also required to pay a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan. In addition the Company will be required to pay an aggregate exit fee of $15.0 million payable on the common maturity date of the New Credit Facilities of December 31, 2018 or such earlier date when all of the New Credit Facilities are repaid in full. The Company is required to pay an additional $10.0 million if it does not repay at least $150.0 million in the aggregate under the New Credit Facilities with equity proceeds by December 31, 2014. All reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, are payable by the Company.

  Principal Payments

        Under the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its New Credit Facilities until after March 31, 2013 and thereafter it will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under "—Bank Agreement—Principal Payments."

  Covenants, Events of Default and Other Terms

        The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company's existing credit facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hull No. S456 and Hull No. S457 as additional security in respect of the existing credit facilities the Company has with such lenders. The lenders under the other new credit facilities also received a lien on the respective vessels securing such new credit facilities as additional collateral in respect of its existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hull No. S460 as collateral in respect of its currently unsecured interest rate arrangements with them.

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Maersk Deva (ex Bunya Raya Tujuh), the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Bunya Raya Tiga, CSCL America (ex MSC Baltic) and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

        The Company's obligations under the New Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company's Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

New Sinosure-CEXIM Credit Facility

        On February 21, 2011, we entered into a bank syndicate agreement, arranged by Citibank and led by the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Sinosure-CEXIM Credit Facility") of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004, securing such tranche for post-delivery financing of these vessels. CEXIM will provide the majority of the loan amount and a syndicate of lenders for which Citibank will act as agent. The China Export & Credit Insurance Corporation, or Sinosure, will cover a number of political and commercial risks associated with each tranche of the credit facility.

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM Credit Facility will bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. Upon entering into the credit facility, we became committed to pay a commitment fee of 1.14% on undrawn amounts and we have paid an arrangement fee of $4.0 million, as well as a flat fee of $8.8 million to Sinosure for its participation. We will be required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM Credit Facility will require the Company to:

  •
  maintain a ratio of total net debt (defined as total liabilities less cash and cash equivalents) to adjusted total consolidated assets (total consolidated assets with market value of vessels replacing book value of vessels less cash and cash equivalents) of no more than 70%;

  •
  maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, through February 21, 2014, of $30.0 million, and the higher of $30.0 million and 2% of consolidated total debt thereafter;

  •
  ensure that the ratio of the Company's (i) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, financing payments, fees and commissions and capital losses on vessel cancellations and before any non-recurring items) for the last twelve months to (ii) interest expense (defined as the aggregate amount of interest, commission, fees and other finance charges (excluding capitalized interest)) exceeds 2.50:1; and

  •
  maintain a consolidated market value adjusted net worth (defined as the Company's total consolidated assets adjusted for the market value of the Company's vessels less the Company's total consolidated liabilities) of at least $400 million.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        For the purpose of these covenants, the market value of the Company's vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the "bareboat-equivalent" time charter income from such charter) so long as a vessel's charter has a remaining duration at the time of valuation of more than six months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel's book value.

        The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

        The Company will not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend is not, in breach of any covenant.

  Collateral

        The Sinosure-CEXIM Credit Facility will be secured by customary pre-delivery and post-delivery shipping industry collateral with respect to the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004, securing the respective tranche.

Hyundai Samho Vendor Financing

        The Company entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of its newbuilding containerships being built by Hyundai Samho, Hull Nos. S456, S457, S458, S459, S460, S461, S462 and S463, in the form of delayed payment of a portion of the final installment for each such newbuilding.

        Borrowings under this facility will bear interest at a fixed interest rate of 8%. The Company will be required to repay principal amounts under this financing facility in seven consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Credit Facilities Summary Table

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Existing Credit Facilities
The Royal Bank of Scotland(3)	$75.0	$611.8	Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the HN H1022A
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(4)(2)	$—	$688.1

Jiangsu Dragon (ex CMA CGM Elbe), the California Dragon (ex CMA CGM Kalamata), the Shenzhen Dragon (ex CMA CGM Komodo), the Henry (ex CMA CGM Passiflore), the Hyundai Commodore (ex MOL Affinity), the Hyundai Duke, the CMA CGM Vanille, the Marathonas (ex MSC Marathon), the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal

Emporiki Bank of Greece S.A.	$—	$156.8	CMA CGM Moliere and CMA CGM Musset
Deutsche Bank	$—	$180.0	Zim Rio Grande, the Zim Sao Paolo and Zim Kingston
Credit Suisse	$—	$221.1	Zim Luanda, CMA CGM Nerval and YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$—	$253.2	YM Colombo, YM Seattle, YM Vancouver and YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$46.1	$252.4	ZIM Dalian, Hanjin Santos and YM Maturity and assignment of refund guarantees and newbuilding contracts relating to the HN N-223, and the HN Z00001
HSH Nordbank	$—	$35.0	Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby)

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
KEXIM	$—	$60.0	CSCL Europe and the CSCL America (ex MSC Baltic)
KEXIM-ABN Amro	$—	$101.9	CSCL Pusan and the CSCL Le Havre

New Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(5)(6)	$123.8	$—	HN S459, HN S462 and CMA CGM Rabelais
RBS(5)	$100.0	$—	HN S458 and Hanjin Germany
ABN Amro Club Facility(5)	$37.1	$—	HN S463
Club Facility(5)	$83.9	$—	HNS456 and HN S457
Citi-Eurobank(5)	$80.0	$—	HN S460
Sinosure-CEXIM(7)	$203.4	$—	Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004
Hyundai Samho Vendor	$190.0	$—	Second priority liens on Hulls No. S456, S457, S458, S459, S460, S461, S462 and S463.

(1)
As of December 31, 2010.

(2)
As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel CMA CGM Rabelais to be provided as first priority security under the facility, (b) second priority mortgages on the Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby) financed by Aegean Baltic—HSH Nordbank—Piraeus Bank and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-ABN Amro credit facility.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Bunga Raya Tiga, the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

(4)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Bunga Raya Tujuh, the CSCL Europe and the CSCL Pusan.

(5)
As of August 6, 2010, we entered into a commitment letter with the respective banks and we entered into the definitive agreement on January 24, 2011.

(6)
Includes principal amount of $23.75 million outstanding under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility as of December 31, 2010 (following the scheduled repayment of $1.25 million as of December 31, 2010), which will be transferred to the new facility from a bridge financing facility and was drawn down on July 1, 2010 for the delivery of the vessel CMA CGM Rabelais on July 2, 2010.

(7)
As of February 21, 2011, we entered into a definitive agreement for this facility.

        In 2008, the Company entered into a credit facility of $253.2 million with ABN Amro (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo,

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies' subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company's subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2010, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        Prior to the entry into the Bank Agreement and new credit facilities in the first quarter of 2011, certain of the Company's credit facilities required it to maintain specified financial ratios and satisfy financial covenants, including requirements to maintain minimum levels of market value adjusted net worth and stockholders' equity; minimum ratios of the market value of its fleet to net consolidated debt; minimum ratios of the aggregate market value of the vessels in its fleet securing a loan to the amount of debt outstanding under such loan; minimum ratios of market value adjusted stockholders' equity to total market value adjusted assets; maximum ratios of total liabilities to total market value adjusted assets; minimum cash and cash equivalents and minimum ratios of EBITDA to interest expense. As of December 31, 2009 the Company was in breach of various covenants in these credit facilities, for some of which it had obtained waivers and for others it had not.

        The waivers the Company had obtained were for a period through October 1, 2010. In addition, although the Company had obtained waivers of noncompliance with certain other covenants under other credit facilities as noted above, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. In this respect, the Company had reclassified its long-term debt of $2.3 billion as of December 31, 2009, as current debt. The Company continued to pay loan installments and accumulated or accrued interest as they fell due under its credit facilities during 2010.

        Under the Company's Bank Agreement and other agreements discussed above, its lenders agreed to restructure its existing debt obligations (other than its KEXIM and KEXIM-ABN Amro credit facilities), waive any existing covenant breaches or defaults under its existing credit facilities as of December 31, 2010, as well as amend the requirements of the covenants to levels described above (including its KEXIM-ABN Amro credit facility). As a result of the waivers obtained, the Company classified its long-term debt of $2.5 billion as long-term liability in accordance with the terms of those agreements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2010, 2009 and 2008 was 2.7%, 3.1% and 4.1%, respectively.

        Total interest paid during the years ended December 31, 2010, 2009 and 2008 was $60.4 million, $62.4 million and $71.4 million, respectively.

        The total amount of interest cost incurred in 2010 was $65.0 million (2009: $69.3 million, 2008: $71.6 million). The amount of interest expensed in 2010 was $41.2 million (2009: $36.2 million, 2008: $34.7 million) and the amount of interest capitalized in 2010 was $23.8 million (2009: $33.1 million, 2008: $36.9 million).

14. Related Party Transactions

        Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels, (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company's processes. The Company's controlling shareholder also controls the Manager.

        On February 12, 2009, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $0.725 million per newbuilding vessel for the supervision of newbuilding contracts. In 2008 and 2007, the management contract provided for a fee of $500 per day for commercial, chartering and administrative services, $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for vessels on time charter, pro rated for the calendar days each vessel was owned. In addition, the Manager received a flat fee of $0.4 million per newbuilding vessel for the supervision of newbuilding contracts. On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. The incremental amount of the management fees above the previous fee level were payable by the Company, as accrued until the date of payment, at any time before the end of 2010.

        The Manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings).

        Management fees in 2010 amounted to approximately $11.4 million from continuing operations (2009: $8.7 million, 2008: $7.0 million). The related expenses are shown under "General and administrative expenses" on the Statement of Income.

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $11.1 million and $8.6 million as of December 31, 2010 and 2009, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Related Party Transactions (Continued)

        In 2008, the Company reimbursed the Manager for an amount of $2.0 million related to newbuildings site offices set up costs, which was in addition to the flat fee of $0.4 million per newbuilding discussed above. The $2.0 million fee is not considered an additional fee but, rather, representing costs directly borne by the Company and paid through Danaos Shipping Co. Ltd. in connection with start-up cost and other related costs necessary to initiate specific locally based offices related to the newbuilding program of the Company. The Company considers necessary and has instructed the Manager to build up such offices in the respective shipyards in order to better and more efficiently monitor progress and conduct the shipbuilding supervision of its vessels.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2010, 2009 and 2008 the Company paid premiums to The Swedish Club of $7.3 million, $7.4 million and $4.1 million, respectively. As of December 31, 2010 and 2009, the Company owed to The Swedish Club an amount of $0.1 million and $0.3 million, respectively.

15. Taxes

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

16. Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

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

        Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 17, Operating Revenue, for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company's maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

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

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2010 and 2009 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2010	Fair Value December 31, 2009
Interest rate swaps designated as hedging instruments
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(27,093)	$(19,100)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(22,955)	$(19,264)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(10,659)	$(9,234)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(10,717)	$(9,310)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(10,440)	$(8,947)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(49,423)	$(37,850)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(27,784)	$(21,650)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(28,258)	$(19,210)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(37,425)	$(40,333)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(25,012)	$(20,011)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(14,270)	$(6,561)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(14,503)	$(6,828)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(26,125)	$(10,348)
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$—	$(6,306)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(31,885)	$(25,290)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(35,944)	$(17,128)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(13,857)	$(6,070)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(273)	$(9,090)

Total fair value							$(386,623)	$(292,530)

Interest rate swaps not designated as hedging instruments
CITI*	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(24,118)	$(8,035)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(21,167)	$(6,993)

Total fair value							$(45,285)	$(15,028)

*
Ceased to qualify for hedge accounting since March 31, 2010.

        During 2009, the Company entered into agreements with the shipyards to defer the delivery of certain newbuildings, resulting in a reassessment of the forecasted debt required to build these vessels, in relation to the timing of forecasted debt drawdowns expected during the construction period of such vessels. The interest rate swaps entered by the Company in the past were based on the originally forecasted delivery of vessels and the respective debt drawdowns. The Company revised its estimates of the forecasted debt timing, which resulted in hedge ineffectiveness of $(0.6) million and $(21.4) million for the twelve months ended December 31, 2010 and 2009, respectively, recorded in the consolidated

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

statements of income, unrealized losses of $(36.5) million and unrealized gains of $8.2 million in relation to fair value changes of interest rate swaps for the twelve months ended December 31, 2010 and 2009, respectively, (recorded in the consolidated statements of income due to the retrospective effectiveness testing failure of two swaps during the fourth quarter of 2009 and the first quarter of 2010, as well as the retrospective and prospective effectiveness testing failure of two other swaps since the fourth quarter of 2009 and first quarter of 2010). Furthermore, deferred realized losses of $(8.6) million and $(18.1) million were reclassified from "Accumulated other comprehensive income" in the consolidated balance sheets to consolidated statements of income.

        In addition, the Company has reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to consolidated statements of income an amount of $(4.2) million in the year ended December 31, 2010, in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation. The total fair value change of the interest rate swaps for the year ended December 31, 2010, amounted to $(124.4) million.

        The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $38.5 million and $36.3 million were recorded in other comprehensive loss for the twelve months ended December 31, 2010 and 2009, respectively. In addition, an amount of $0.5 million and $0.1 million was reclassified into earnings for the twelve months ended December 31, 2010 and 2009, respectively, representing its amortization over the depreciable life of the vessels.

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2010	2009	2008
	(in millions)
Unrealized losses	$(45.7)	$(31.3)	$—
Total realized losses	(129.4)	(72.9)	(15.4)
Realized losses deferred in Other Comprehensive Loss	38.5	36.3	11.6

Realized losses expensed in Statement of Income	(90.9)	(36.6)	(3.8)
Amortization of deferred realized losses	(0.5)	(0.1)	—
Impairment of deferred realized losses	(4.2)	—	—

Loss on cash flow interest rate swaps	$(141.3)	$(68.0)	$(3.8)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2010 and 2009, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2010	Fair Value December 31, 2009
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$2,190	$1,865
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$2,275	$1,897

Total fair value							$4,465	$3,762

        The total fair value change of the interest rate swaps for the period from January 1, 2010 until December 31, 2010, amounted to $0.7 million, and is included in the Statement of Income in "Loss on fair value of derivatives". The related asset of $4.5 million is shown under "Other non-current assets" in the consolidated balance sheet.

        The total fair value change of the underlying hedged debt for the years ended December 31, 2010, 2009 and 2008, amounted to $0.8 million, $4.8 million and $6.0 million, respectively, and is included in the Statement of Income in "Loss on fair value of derivatives". The related liability of the fair value hedged debt of $5.2 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2010. As of December 31, 2009, the related liability of the fair value hedged debt of $6.0 million is shown under "Other long-term liabilities" in the consolidated balance sheet following the reclassification of the long-term debt to current liabilities due to covenant breaches (refer to Note 13, Long-term debt). The net ineffectiveness for the years ended December 31, 2010, 2009 and 2008, amounted to $1.5 million, $1.9 million and $1.1 million, respectively, and is shown in the Statement of Income in Loss on fair value of derivatives".

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2010	2009	2008
	(in millions)
Unrealized gains/(losses) on swap asset	$0.7	$(2.9)	$7.1
Unrealized gains/(losses) on fair value of hedged debt	(0.2)	3.7	(6.7)
Amortization fair value of hedged debt	1.0	1.1	0.7
Realized gains	2.6	2.5	0.8

Gain on fair value interest rate swaps	$4.1	$4.4	$1.9

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

  c. Foreign Currency Forward Contracts—Cash Flow Hedges

        The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 12(a), Lease Arrangements. Pursuant to the adoption of the Company's risk management accounting policy, and after putting in place the formal documentation required by hedge accounting in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings.

        The Company's forward contracts ceased to qualify as hedging instruments under hedge accounting in October 2007 as a result of amendments to the leasing arrangements described in Note 12(a), Lease Arrangements. All forward contracts expired or terminated and cash settled in 2008 and the Company recorded unrealized gains of $1.3 million for the year ended December 31, 2008, which is included in the Consolidated Statement of Income under "Loss on fair value of derivatives".

        The Company has not entered into new foreign currency forward contracts in 2009 and 2010.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

        The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2010
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Interest rate swap contracts	$4,465	$—	$4,465	$—
Liabilities
Interest rate swap contracts	$431,908	$—	$431,908	$—

	Fair Value Measurements as of December 31, 2009
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Interest rate swap contracts	$3,762	$—	$3,762	$—
Liabilities
Interest rate swap contracts	$307,558	$—	$307,558	$—

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

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2010, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2010	2009	2008
HMM Korea	19%	22%	22%
CSCL	13%	14%	16%
CMA CGM	17%	15%	17%
YML	17%	18%	19%
Maersk	Under 10%	11%	16%
ZIM	14%	14%	Under 10%

18. Operating Revenue by Geographic Location

        Operating revenue by geographic location for the years ended December 31, was as follows (in thousands):

Continent	2010	2009	2008
Australia—Asia	$258,995	$231,290	$193,845
Europe	100,682	88,221	105,060

Total Revenue	$359,677	$319,511	$298,905

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Commitments and Contingencies

Commitments

        The Company, as of December 31, 2010 and December 31, 2009, had outstanding commitments of $1,131.3 million and $1,908.8 million, respectively, for the construction of container vessels as follows (in thousands):

Vessel	TEU	Contract Price	As of December 31, 2010	As of December 31, 2009
Hull S4002	6,500	91,500	—	36,600
Hull S4003	6,500	91,500	—	27,450
Hull S4004	6,500	91,500	—	45,750
Hull S4005	6,500	91,500	—	45,750
Hull N-214	6,500	99,000	—	59,400
Hull N-215	6,500	99,000	—	69,300
Hull N-216*	6,500	99,000	—	74,250
Hull N-217*	6,500	99,000	—	79,200
Hull N-218*	6,500	99,000	—	79,200
Hull N-219	3,400	55,880	—	27,940
Hull N-220	3,400	55,880	—	33,528
Hull N-221	3,400	55,880	—	33,528
Hull N-222	3,400	55,880	27,940	33,528
Hull N-223	3,400	55,880	27,940	39,116
Hull Z00001	8,530	113,000	33,900	56,500
Hull Z00002	8,530	113,000	56,500	73,450
Hull Z00003	8,530	113,000	56,500	90,400
Hull Z00004	8,530	113,000	56,500	90,400
HN H 1022A	8,530	117,500	47,000	70,500
Hull S-456	12,600	166,916	117,066	116,316
Hull S-457	12,600	166,916	117,066	116,316
Hull S-458	12,600	166,916	117,066	116,316
Hull S-461	10,100	145,240	72,620	87,144
Hull S-462	10,100	145,240	79,883	87,144
Hull S-463	10,100	145,240	87,144	87,144
Hull S-459	12,600	166,916	117,066	116,316
Hull S-460	12,600	166,916	117,066	116,316

	211,450	$2,980,200	$1,131,257	$1,908,802

*
During 2010, the Company entered into an agreement to cancel the construction contracts for three newbuilding vessels, the Hull N-216, the Hull N-217 and Hull N-218, under which aggregate remaining installment payments of $232.7 million, as of December 31, 2009, are included in the above table.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Commitments and Contingencies (Continued)

Contingencies

        The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, which was fully extinguished during 2010. The Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and was reduced to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments were paid, this cash collateral amount was reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank was nil as of December 31, 2010 and $21.19 million as of December 31, 2009.

        The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, which was fully extinguished during 2010. The Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount was decreasing as installments were being paid by the Company and was scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed were remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments were paid, this cash collateral amount was reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland was nil as of December 31, 2010 and $2.35 million as of December 31, 2009.

        On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company's board of directors. The derivative complaint challenges the amendments in 2009 and 2010 to the Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. Plaintiff's opposition to the motion is due on May 17, 2011, and the reply brief is due on June 24, 2011. Although at this stage of the proceedings no estimate of a possible loss, if any, can be made, in the opinion of management the disposition of this lawsuit will not have a significant effect on the Company's results of operations, financial position and cash flows.

        Other than as described above, there are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business.

        In the opinion of management, the disposition of the above described lawsuits will not have a significant effect on the Company's results of operations, financial position and cash flows.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Sale of Vessels

        The "Gain on sale of vessels" of $1.9 million for the period ended December 31, 2010, reflects the sale of MSC Eagle, as described below.

        On January 22, 2010, the Company sold and delivered the MSC Eagle. The gross sale consideration was $4.6 million. The Company realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in early January 2010. In December 2009, the Company received an advance payment of 50% of the sale consideration as security for the execution of the agreement.

        No vessels were sold by the Company in 2009.

        The "Gain on sale of vessels" of $16.9 million for the period ended December 31, 2008, reflects the sale of APL Belgium, Winterberg, Maersk Constantia, Asia Express and Sederberg as described below.

        On January 15, 2008, the Company sold and delivered the APL Belgium to APL following the exercise of the purchase option APL had for this vessel. The gross sale consideration was $44.5 million. The Company realized a net gain on this sale of $0.8 million.

        On January 25, 2008, the Company sold and delivered the vessel Winterberg. The gross sale consideration was $11.2 million. The Company realized a net gain on this sale of $4.8 million.

        On May 20, 2008, the Company sold and delivered the vessel Maersk Constantia. The gross sale consideration was $15.8 million. The Company realized a net gain on this sale of $9.3 million.

        On October 26, 2008, the Company sold and delivered the vessel Asia Express. The gross sale consideration was $10.2 million. The Company realized a net gain on this sale of $3.5 million.

        On December 10, 2008, the Company sold and delivered the vessel Sederberg. The gross sale consideration was $4.9 million. The Company realized a net loss on this sale of $1.5 million.

21. Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 31, 2008, the Company granted 2,246 shares to certain employees of the Manager and recorded an expense of $15,183 in "General and Administrative Expenses" representing the fair value of the stock granted as at December 31, 2008. The Company distributed shares of its treasury stock to the qualifying employees of the Manager during the first semester of 2009 in settlement of the 2,246 shares granted. As of December 31, 2009, no further shares were granted. During 2010, the Company granted an aggregate of 387,259 shares to all employees of the Manager and recorded an expense of $1.6 million in "General and Administrative Expenses" representing the fair value of the stock granted as at the date of grant. The Company

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Stock Based Compensation (Continued)

distributed 4,898 shares of its treasury stock to the qualifying employees of the Manager during 2010, in settlement of the shares granted. The remaining shares were distributed in March and April 2011, or will be issued later in 2011, as described below in Note 22, Stockholders' Equity.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2010, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation in the third and fourth quarter of 2010. During the first six months of 2009, two directors elected to receive in Company shares 50% of their compensation and one director elected to receive in Company shares 50% of his compensation in the third and fourth quarter of 2009. On the last business day of each quarter of 2010 and 2009, rights to receive 15,517 and 13,110 shares in aggregate for the year ended December 31, 2010 and 2009, respectively, were credited to the Director's Share Payment Account. As of December 31, 2010 and 2009, less than $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. As of April 1, 2010, the Company distributed 13,110 shares to directors of the Company from its treasury stock in settlement of shares credited as of December 31, 2009. Of the new shares issued by the Company between March 29, 2011 and April 6, 2011 as described in Note 22, Stockholders' Equity, 15,517 shares were distributed to directors of the Company in settlement of shares credited as of December 31, 2010.

22. Stockholders' Equity

        On August 6, 2010, the Company entered into agreements with several investors, including its largest stockholder, to sell to them 54,054,055 shares of its Common Stock for an aggregate purchase price of $200.0 million in cash. The shares were issued at $3.70 per share on August 12, 2010. The Company recorded $0.5 million in its Share Capital and $199.5 million in its Additional paid in capital. As of December 31, 2010 and 2009, the shares issued were 108,611,555 and 54,557,500, respectively, and the shares outstanding (which excludes the Treasury stock held by the Company as discussed below) were 108,610,921 and 54,550,858, respectively. Between March 29, 2011 and April 6, 2011, the Company issued 345,731 shares, of which 345,097 were newly issued shares and 634 were treasury shares to the employees of the Manager and directors of the Company (refer to Note 21, Stock Based Compensation) and the Company has agreed to issue in 2011 an additional 52,147 new shares of common stock to employees of the Manager.

        On September 18, 2009, the Company's Articles of Incorporation were amended. Under the Articles Amendment, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        On October 24, 2008, the Company's Board of Directors approved a share repurchase program for the repurchase, from time to time, of up to 1,000,000 shares of the Company's common stock (par value $0.01). As at December 31, 2008, the Company had re-acquired 15,000 shares for an aggregate purchase price of $88,156, which has been reported as Treasury stock in the consolidated Balance

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Stockholders' Equity (Continued)

Sheet. During 2009, the Company distributed 8,358 shares of its treasury stock to directors of the Company and the employees of the Manager in settlement of shares granted. As at March 4, 2010, the Company had re-acquired 12,000 shares for an aggregate purchase price of $49,882. During 2010, the Company distributed 18,008 shares of its treasury stock to directors of the Company and the employees of the Manager in settlement of shares granted (refer to Note 21, Stock Based Compensation). As of December 31, 2010 and 2009, the Company held 634 and 6,642 shares, which were recorded as Treasury stock in the consolidated Balance Sheet.

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

        During 2010 and 2009, the Company did not declare any dividends. The Company was not permitted to pay dividends under its existing waiver agreements (Refer to Note 13, Long-term Debt). In addition, under the terms of the Bank Agreement the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for two consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

23. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings per share from continued operations for the years ending December 31 (in thousands):

	2010	2009	2008
Numerator:
Net (loss)/income	$(102,341)	$36,089	$117,060
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	75,435.7	54,549.8	54,557.1

24. Impairment Loss

        On March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded an impairment loss of $71.5 million consisting of cash advances of $64.35 million paid to the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Impairment Loss (Continued)

shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, the Company signed the cancellation agreement.

        No impairment loss was recorded in 2009 and 2008.

25. Other income/(expenses), net

        Other income/(expenses), net, of $(5.1) million in 2010 mainly consisted of legal and advisory expenses of $18.0 million (attributed to fees related to preparing and structuring the Comprehensive Financing Plan of the Company), which were partially offset by $12.6 million income in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010, in consideration for the termination of the respective charter parties.

        Other income/(expenses), net, of $(0.3) million in 2009 mainly consisted of foreign currency revaluation losses of $(1.4) million, which were partially offset by other income of $1.1 million.

        Other income/(expenses), net, of $(1.1) million in 2008 mainly consisted of a non-recurring expense of $1.6 million in relation to insurance expenses for the years of 2006 and 2007, which have been recorded in 2008 reflecting the contribution of the Company's insurer to the exposure of the International Group of P&I Clubs. In addition, the Company early terminated and cash settled forwards with positive fair value of $0.5 million in September 2008 (refer to Note 16c, Financial Instruments).

26. Discontinued Operations

        From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the "Drybulk Business"). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of accounting guidance for discontinued operations, and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company's consolidated statements of income for the years presented. The Company allocated to discontinued operations nil interest expense and operating revenues for the years ended December 31, 2010, 2009 and 2008. The Company allocated to discontinued operations an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007), as well as other expenses of $0.3 million for the year ended December 31, 2008.

        The following table represents the revenues and net income from discontinued operations for the years ended December 31 (in thousands):

	2010	2009	2008
Net loss	$—	$—	$(1,822)

        The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net income.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Subsequent Events

        On January 24, 2011, the Company entered into a definitive agreement (the "Bank Agreement") with its lenders to restructure its existing debt obligations, other than its KEXIM and KEXIM-ABN Amro credit facilities, and approximately $425 million of new debt financing, for which agreement the Company had previously entered into a commitment letter on August 6, 2010. Refer to Note 13, Long-term Debt. In addition, the Company agreed to issue to the lenders under its New Credit Facilities 15 million warrants to purchase, solely on a cash-less exercise basis, shares of its common stock for an exercise price of $6.00 per share, which exercise price increased to $7.00 per share on March 29, 2011 upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. Refer to Note 13, Long-term Debt. In accordance with the accounting guidance for troubled debt restructuring, the Company's debt does not meet the conditions of troubled debt restructuring as the lenders have not granted a concession. The effective borrowing rate of the restructured debt is higher than the effective borrowing rate of the old debt.

        On January 26, 2011, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Algeciras, for $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

        On February 21, 2011, the Company entered into a bank syndicate agreement, arranged by Citibank and led by the Export-Import Bank of China ("CEXIM"), for financing of the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004. CEXIM will provide the majority of the loan amount, with Citibank (acting as an agent). The China Export & Credit Insurance Corporation, or Sinosure, has agreed to cover a number political and commercial risks associated with the credit facility. Refer to Note 13, Long-term Debt.

        On March 17, 2011 and April 1, 2011, the Company issued 11,213,713 warrants and 3,711,417 warrants, respectively, to its lenders under the Bank Agreement and the New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 11,213,713 shares and 3,711,417 shares, respectively, of common stock, which warrants have an exercise price of $7.00 per share. The exercise price of the 11,213,713 warrants issued on March 17, 2011 was initially $6.00 per share and, on March 29, 2011, increased to $7.00 per share upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. The Company has committed to issuing a total of 15,000,000 warrants, and will issue the remaining 74,870 warrants upon the request of the applicable lender. All warrants issued, or to be issued, will expire on January 31, 2019. The Company has also agreed to register the warrants and underlying shares of common stock for resale under the Securities Act.

        Between March 29, 2011 and April 6, 2011, the Company issued 345,731 shares of common stock, of which 345,097 were newly issued shares and 634 were treasury shares, to the employees of the Manager and directors of the Company and the Company has agreed to issue in 2011 an additional 52,147 shares of common stock to employees of the Manager, all in respect of grants made in 2010 as described in Note 21, Stock Based Compensation.

        On April 6, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Italy, for $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.