Form 20-F
period 2011-12-31
Danaos Corp
filed 2012-03-30
CIK 1369241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Evangelos Chatzis
Chief Financial Officer
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

None.

As of December 31, 2011, there were 109,563,799 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial ☐ Reporting Standards	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

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

  •
  our financial condition and liquidity, including our ability comply with covenants in our financing arrangements and service our outstanding indebtedness;

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2011, reflecting the discontinued operations of the drybulk carriers owned by subsidiaries of Danaos Corporation in 2007 as discontinued operations. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2011, 2010 and 2009, and the consolidated balance sheets at December 31, 2011 and 2010, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	In thousands, except per share amounts and other data
STATEMENT OF INCOME
Operating revenues	$468,101	$359,677	$319,511	$298,905	$258,845
Voyage expenses	(10,765)	(7,928)	(7,346)	(7,476)	(7,498)
Vessel operating expenses	(119,127)	(88,271)	(92,327)	(89,246)	(65,676)
Depreciation	(106,178)	(77,045)	(60,906)	(51,025)	(40,622)
Amortization of deferred drydocking and special survey costs	(5,800)	(7,426)	(8,295)	(7,301)	(6,113)
Impairment loss	—	(71,509)	—	—	—
Bad debt expense	—	—	—	(181)	(1)
General and administrative expenses	(21,028)	(23,255)	(14,541)	(11,617)	(9,955)
Gain/(loss) on sale of vessels	—	1,916	—	16,901	(286)

Income from operations	205,203	86,159	136,096	148,960	128,694

Interest income	1,304	964	2,428	6,544	4,861
Interest expense	(55,124)	(41,158)	(36,208)	(34,740)	(22,421)
Other finance (expenses)/income, net	(14,581)	(6,055)	(2,290)	(2,047)	(2,779)
Other (expenses)/income, net	(1,986)	(5,070)	(336)	(1,060)	14,560
Unrealized and realized losses on derivatives	(121,379)	(137,181)	(63,601)	(597)	183

Total other expenses, net	(191,766)	(188,500)	(100,007)	(31,900)	(5,596)

Net income/(loss) from continuing operations	$13,437	$(102,341)	$36,089	$117,060	$123,098

Net (loss)/income from discontinued operations	$—	$—	$—	$(1,822)	$92,166

Net income/(loss)	$13,437	$(102,341)	$36,089	$115,238	$215,264

PER SHARE DATA(i)
Basic and diluted net income/(loss) per share of common stock from continuing operations	$0.12	$(1.36)	$0.66	$2.15	$2.26
Basic and diluted net (loss)/income per share of common stock from discontinued operations	$—	$—	$—	$(0.04)	$1.69
Basic and diluted net income/(loss) per share of common stock	$0.12	$(1.36)	$0.66	$2.11	$3.95
Basic and diluted weighted average number of shares	109,045	75,436	54,550	54,557	54,558
CASH FLOW DATA
Net cash provided by operating activities	$59,492	$78,792	$93,166	$135,489	$158,270
Net cash used in investing activities	(644,593)	(587,748)	(372,909)	(511,986)	(687,592)
Net cash provided by financing activities	406,628	616,741	281,073	433,722	549,742
Net increase in cash and cash equivalents	(178,473)	107,785	1,330	57,225	20,420

	Year Ended December 31,
	2011	2010	2009	2008	2007
	In thousands, except per share amounts and other data
BALANCE SHEET DATA (at period end)
Total current assets	$93,291	$266,830	$300,504	$250,194	$92,038
Total assets	3,988,104	3,489,130	3,142,711	2,828,464	2,071,791
Total current liabilities, including current portion of long-term debt	231,693	246,497	2,518,007	122,215	51,113
Current portion of long-term debt	41,959	21,619	2,331,678	42,219	25,619
Current portion of Vendor financing	10,857	—	—	—	—
Long-term debt, net of current portion	2,960,288	2,543,907	—	2,054,635	1,330,927
Vendor financing, net of current portion	54,288	—	—	—	—
Total stockholders' equity	442,535	392,412	405,591	219,034	624,904
Common stock(i)	109,564	108,611	54,551	54,543	54,558
Common stock at par value	1,096	1,086	546	546	546
OTHER DATA
Number of vessels at period end (containerships)	59	50	42	38	37
TEU capacity at period end (containerships)	291,149	219,929	172,433	153,174	151,725
Ownership days (containerships)	20,053	16,675	14,794	13,780	11,784
Operating days (containerships)	19,576	16,393	14,589	13,448	11,502

(i)
As adjusted for 634 shares, 6,642 shares and 15,000 shares held by the Company and reported as Treasury Stock as of December 31, 2010, 2009 and 2008, respectively. As of December 31, 2011, the Company held nil Treasury Stock.

        We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008. In addition, we paid a dividend of $0.465 per share on May 14, 2008, August 20, 2008 and November 19, 2008, respectively. In the first quarter of 2009, our board of directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that affect our ability to pay dividends and we generally will not be permitted to pay cash dividends under the terms of the bank agreement ("Bank Agreement") and new financing agreements which we entered into in 2011. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business—We are generally not permitted to pay cash dividends under our financing arrangements." See "Item 8. Financial Information—Dividend Policy."

Capitalization and Indebtedness

        Not Applicable.

Reasons for the Offer and Use of Proceeds

        Not Applicable.

RISK FACTORS

Risks Inherent in Our Business

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and has had and may continue to have an adverse effect on our earnings and affect our compliance with our loan covenants.

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. Since the third quarter 2011 the containership market has deteriorated sharply, after limited recovery in the second half of 2010 and early 2011 from the lows of late 2008 and 2009. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, was $36,000 in May 2008 and $8,250 in February 2012. The decline in charter rates is due to various factors, including the level of global trade, including exports from China to Europe and the United States. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have announced efforts to obtain third party aid and restructure their obligations. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. Before the covenant levels in our financing arrangements were reset in the first quarter of 2011 at levels at which we are now in compliance, we had to obtain waivers from the lenders under all but one of our credit facilities because we had not been in compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults in the container shipping industry. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values and any future declines in these rates and values can affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has generally adversely affected containership values since the middle of 2008. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we had to obtain waivers of breaches of covenants in all but one of our loan agreements. Under the Bank Agreement we entered into in the first quarter of 2011 for the restructuring of our existing credit facilities and new credit facilities, the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in 2018.

        If we are unable to comply with the financial and other covenants under our credit facilities, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Any such acceleration, because of the cross-default provisions in our loan agreements, could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by our other lenders. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our ability to continue our business.

We may continue to have difficulty securing profitable employment for our vessels which are not currently employed, as well as other vessels as their charters expire, in the currently depressed containership markets.

        As of March 30, 2012, we have not been able to re-charter three of our containerships, aggregating 11,767 TEU in capacity, which had completed their charters, at profitable rates. As a result, those three vessels have been laid-up, since the third quarter of 2011, the fourth quarter of 2011 and the beginning of 2012, respectively. Of our other 59 vessels, 10 are deployed on time charters expiring between April 2012 and December 2012. Given the current depressed state of the containership charter market, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 59 containerships, excluding three vessels laid-up as of March 30, 2012, are currently employed under time or bareboat charters with 10 liner companies, with 85% of our revenues in 2011 generated from six such companies. We have also arranged long-term time charters for each of our three contracted newbuilding containerships as of March 30, 2012. We could lose a charterer or the benefits of a time charter if:

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

        Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has again experienced severe declines since mid-2011, as it had in the second half of 2008 and 2009 before a limited recovery in 2010, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations. For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market.

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

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, China Shipping, CMA CGM, Hanjin, Hyundai Merchant Marine Korea (or Hyundai) and Yang Ming have represented substantial amounts of our revenue. In 2011, approximately 85% of our operating revenues were generated by six customers, China Shipping, CMA CGM, Hanjin, Hyundai, Yang Ming and ZIM, and in 2010 China Shipping, CMA CGM, Hyundai, Maersk, Yang Ming and ZIM generated approximately 89% of our operating revenues. As of the date of this filing, we have charters for four of our existing vessels with China Shipping, for ten of our existing vessels with CMA CGM, for 13 of our existing vessels and each of our three remaining newbuildings with Hyundai, for nine of our existing vessels with Hanjin, for six of our existing vessels with Yang Ming and six of our existing vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues, some of which liner companies including CMA CGM and Zim publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and announced efforts to obtain third party aid and restructure their obligations, including under charter contracts. Many liner companies reported significant losses again in 2011, after improved financial performances in 2010, as they did in 2009. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Although we have arranged charters for each of our three contracted newbuilding vessels, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

        We are dependent on the ability and willingness of the charterers to honor their commitments under the multi-year time charters we have arranged for each of our three contracted newbuilding vessels as of March 30, 2012. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of containerships available at lower charter rates and lower demand for our customers' liner services could negatively affect our charterers' willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have announced efforts to obtain third party aid and restructure their obligations. The combination of the current surplus of containership capacity, and the expected significant increase in the size of the world containership fleet over the next few years, as the high volume of containerships currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuilding vessels if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure would be at lower rates given currently depressed charter rates. As a result of the foregoing, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants in our credit facilities. If the charterers do not honor their commitments under these charters, we may have rights for certain claims, subject to the terms and conditions of each charter. However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

Our profitability and growth depend on the demand for containerships and the recent economic slowdown, and the impact on consumer confidence and consumer spending, resulted in and may continue to result in a decrease in containerized shipping volume and adversely affect charter rates. Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade and in 2008 and 2009, the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Containership charter rates have declined sharply beginning in the third quarter of 2011 and remain well below long-term averages, indicating that the improvement in 2010 and early 2011 may not be sustainable and charter rates could decline further. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

  •
  port congestion.

        Consumer confidence and consumer spending remain relatively weak and uncertain. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. Any such decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

        Our ability to recharter our three containerships that are currently laid-up and our other containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. The charters for 10 of our existing vessels expire between April 2012 and December 2012. If the charter market is depressed, as it has been with only marginal improvement since the second half of 2008, when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at a rate whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

We may be unable to draw down the full amount of our credit facilities, pursuant to the terms of the Bank Agreement, and we may have difficulty obtaining other financing, particularly if the market values of our vessels further decline.

        There are restrictions on the amount of cash that can be advanced to us under our credit facilities and other customary conditions to such advances. If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our credit facilities, pursuant to the terms of the Bank Agreement with respect to our credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. We may also not be able to obtain additional financing and refinance our debt. Any inability for us to draw down the full amount of our credit facilities due to the market value of our vessels or otherwise could prevent us from completing the acquisition of our three newbuilding containerships and cause us to forfeit the deposit payments and other capitalized predelivery expenses we have made for such newbuildings, which totaled $0.3 billion as of March 30, 2012 and otherwise materially adversely effect our liquidity and financial condition.

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

  •
  using more than a minimal amount of our free cash from operations for purposes other than repayment of indebtedness;

  •
  engaging in transactions that would constitute a change of control, as defined in such financing agreement, without repaying all of our indebtedness in full;

  •
  paying dividends, absent a substantial reduction in our leverage; or

  •
  changing our manager or certain members of our management.

        As a result we have reduced discretion in operating our business and may have difficulty growing our business beyond our currently contracted newbuilding vessels. In addition, our respective lenders under these financing arrangements will, at their option, be able to require us to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of our company, which for these purposes and as further described in "Item 5. Operating and Financial Review and Prospects—Bank Agreement", includes Dr. Coustas ceasing to be our Chief Executive Officer, Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controlling more than 20% of the voting power of our outstanding capital stock.

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA

    CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        The provisions of our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, have been aligned with the above covenants through June 30, 2014 and our Sinosure-CEXIM credit facility has similar financial covenants and a collateral coverage covenant of 125% per tranche as described in "Item 5. Operating and Financial Review and Prospects." In addition, under our KEXIM credit facility, we must comply with a collateral coverage covenant of 130%.

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

        As of March 30, 2012, we had outstanding indebtedness of $3.2 billion and we expect to incur substantial additional indebtedness, including $224.5 million under our existing credit facilities, as we finance the $255.3 million aggregate remaining purchase price for our three newbuilding containerships and, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, further grow our fleet. Although we are not scheduled to make repayments of principal until May 15, 2013 under our existing credit facilities, other than our KEXIM and

KEXIM-ABN Amro credit facilities, Sinosure-CEXIM credit facility and Hyundai Vendor Financing, this level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

  •
  we will need to use substantially all of our free cash from operations, as required under the terms of our Bank Agreement, to make principal and interest payments on our debt, reducing the funds that would otherwise be available for future business opportunities and, if permitted by our lenders and reinstated, dividends to our stockholders;

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

Disruptions in world financial markets and the resulting governmental action could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline further.

        Europe, the United States and other parts of the world continue to exhibit weak economic trends. For example, the credit markets in Europe and, to a lesser extent, the United States have experienced significant contraction, de-leveraging and reduced liquidity, and European Union and international organizations, as well as the United States federal government and state governments, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and securities exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

        Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009. Credit markets and the debt and equity capital markets have been distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. Although we have not experienced any difficulties drawing on committed facilities to date, we may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due. Our failure to obtain the funds for these capital expenditures would have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

Weak economic conditions throughout the world, particularly in Europe and in the Asia Pacific region, and including due to European Union sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

        Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain relatively weak. In particular, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, and the potential for recession in Europe have resulted in devaluation of the Euro, disruptions of financial markets throughout the world and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China and other countries in the Asia Pacific region may, however, experience slowed or even negative economic growth in the future. Moreover, the current slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers, which decreased dramatically in 2008 and 2009, has a significant impact on the financial performance liner companies and, in turn, demand for containerships and our charter counterparty risk.

        The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with almost 12% of the world containership fleet estimated to be out of service at its high point as of December 2009, and the idle capacity of the global containership fleet was 4.4% of total fleet capacity in mid-January 2012. Moreover, newbuilding containerships with an aggregate capacity of 4.3 million TEUs, representing approximately 28% of the world's fleet capacity as of January 2012, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. In 2011, many liner companies, including some of our customers, reported substantial losses as they did in 2009, as well as having announced plans to reduce the number of vessels they charter-in as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo. In some instances, these liner companies have announced efforts to obtain third party aid.

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

        While the size of the containership order book has declined from historic highs since mid-2008, at the end of January 2012 newbuilding containerships with an aggregate capacity of 4.3 million TEUs were under construction representing approximately 28% of existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. The charters for 10 of our existing vessels expire between April 2012 and December 2012, and three of our vessels are not currently employed and laid-up.

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

        In addition, a number of our competitors in the containership sector, including several that are among the largest charter owners of containerships in the world, have been established in the form of a German KG (Kommanditgesellschaft), which provides tax benefits to private investors. Although the German tax law was amended to significantly restrict the tax benefits to taxpayers who invest in these entities after November 10, 2005, the tax benefits afforded to all investors in the KG-model shipping entities continue to be significant, and such entities will continue to be attractive investments. Their focus on these tax benefits allows the KG-model shipping entities more flexibility in offering lower charter rates to liner companies. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by these sizeable competitors can have a depressing effect throughout the charter market.

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

Delays in deliveries of our additional three contracted newbuilding vessels could harm our business.

        The three contracted newbuilding vessels in our contracted fleet as of March 30, 2012 are expected to be delivered to us by June 2012. Delays in the delivery of these vessels, or any other newbuilding containerships we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could result in the cancellation of those time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of the newbuilding containerships could also be delayed because of, among other things:

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

        The shipbuilders with which we have contracted for our three newbuildings, as of March 30, 2012, may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

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

        The chartering arrangements with respect to the CMA-CGM Moliere, the CMA-CGM Musset, the CMA-CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

        In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

We are generally not permitted to pay cash dividends under our financing arrangements.

        Prior to 2009, we paid regular cash dividends on a quarterly basis. In the first quarter of 2009, our board of directors suspended the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. The Bank Agreement, which restructured our credit facilities and provides new financing arrangements, does not permit us to pay cash dividends or repurchase shares of our common stock until the termination of such agreements in 2018, absent a significant decrease in our leverage.

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

        We must make substantial capital expenditures to maintain the operating capacity of our fleet and to grow our fleet. Maintenance capital expenditures include capital expenditures associated with modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

        In order to fund our capital expenditures, other than installment payments for our currently contracted newbuilding vessels which we expect to fund with existing cash resources, cash from operations and borrowings under our existing financing arrangements, we generally plan to use equity financing given the restrictions that are contained in our restructured credit facilities and new financing arrangements on the use of cash from our operations, debt financings and asset sales for purposes other than debt repayment. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Moreover, only a portion of the proceeds from any equity financings that we are able to complete will be permitted to be used for purposes other than debt repayment under our restructured and new financing arrangements. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to maintain the operating capacity of our fleet or grow our fleet and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders' equity, as well as charges against our income.

        We have entered into interest rate swaps, in an aggregate notional amount of $3.6 billion as of December 31, 2011, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $0.1 billion as of December 31, 2011, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may again incur substantial losses, as we did in 2011, 2010 and 2009, if interest rates move materially differently from our expectations.

        To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our consolidated statements of income. If our estimates of the forecasted incurrence of debt change, as they did as of December 31, 2010 due to the deferred delivery dates arranged for certain of our newbuildings and as a result of the modified amortization of our existing credit facilities under the terms of the restructuring agreement, our interest rate swap arrangements may cease to be effective as hedges and, therefore, cease to qualify for treatment as hedges for accounting purposes. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges for accounting and financial reporting purposes, are recognized in "Accumulated Other Comprehensive Loss" on our consolidated balance sheet in relation to the effective portion of our cash flow hedges and in our consolidated income statement in relation to the ineffective portion, and can affect compliance with the net worth covenant requirements in our Sinosure-CEXIM credit facility.

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

        We generate all of our revenues in United States dollars and for the year ended December 31, 2011, we incurred approximately 39% of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In 2007, we delivered six vessels to the purchaser, which is not affiliated with us, for an aggregate of $143.5 million. We rely exclusively on the cash flows generated from charters for our vessels that operate in the containership sector of the shipping industry. Due to our lack of diversification, adverse developments in the container shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

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

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

        Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. The 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico may result in further regulation of the shipping industry, including modifications to liability schemes. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

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

        In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our vessels, the Henry (ex CMA CGM Passiflore) in Long Beach, California, our manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed, among other things, to develop and implement an approved third party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

        From time to time on charterers' instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a prohibition on investments by U.S. persons and a 180-day prohibition on a vessel landing at any U.S. port after landing in such countries, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria. If enacted, this act would apply to our charterers as well as to us.

        From January 2009 through December 2011, vessels in our fleet made a total of 151 calls to ports in Iran, Syria and Sudan, representing approximately 1.3% of our 11,836 calls on worldwide ports (our vessels had no calls to ports in Cuba). Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the CSCL America (ex MSC Baltic), the CSCL Pusan and the CSCL Le Havre.

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

        In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the CSCL America (ex MSC Baltic), the CSCL Pusan and the CSCL Le Havre to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 62 containerships had an average age (weighted by TEU capacity) of approximately 6.76 years as of March 30, 2012, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of the Bank Agreement, Dr. Coustas ceasing to serve as our Chief Executive Officer, absent a successor acceptable to our lenders, would constitute an event of default under these agreements. If these certain individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

        We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, Moody's Investor Services Inc. has downgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks to reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country's challenged economic prospects.

        We do not expect that any of our balances held with Greek financial institutions will be covered by insurance in the event of default by these financial institutions. The occurrence of such a default could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business.

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

        We issued 15 million warrants, for no additional consideration, to our existing lenders participating in the Bank Agreement covering our then existing credit facilities and certain new credit facilities, entitling such lenders to purchase, solely on a cash-less exercise basis, additional shares of our common stock, at an initial exercise price of $7.00 per share. We have also agreed to register the warrants and underlying common stock for resale under the Securities Act, and registered 8,044,176 warrants and underlying shares in 2011.

        We may have to attempt to sell additional shares in the future to satisfy our capital and operating needs, however, under our debt agreements we are prohibited from using a significant portion of the proceeds from equity issuances for purposes other than the repayment of indebtedness. In addition, lenders may be unwilling to provide future financing or may provide future financing only on unfavorable terms. In light of the restrictions on our use of cash from operations, debt financings, equity proceeds and asset sales contained in our Bank Agreement governing our credit facilities, to finance further growth beyond our contracted newbuildings we would likely have to issue additional shares of common stock or other equity securities. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. If made at currently prevailing prices, these sales would be significantly dilutive of existing stockholders. We granted the investors in our $200 million August 2010 equity transaction certain rights, in connection with any subsequent underwritten public offering that is effected at any time prior to the fifth anniversary of the registration rights agreements, to purchase from us, at the same price per share paid by investors who purchase common stock in any such offering, up to a specified portion of such common stock being issued.

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.8% of our outstanding shares of common stock as of March 30, 2012. These shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owned, directly or indirectly, approximately 61.9% of our outstanding common stock as of March 30, 2012. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

We are a "controlled company" under the New York Stock Exchange rules, and as such we are entitled to exemptions from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. We may utilize these exemptions, and currently a non-independent director serves on our compensation committee. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

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

United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2011. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

        Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed (through 2012) on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. It is not possible at this time to predict with certainty whether or in what form the proposed legislation will be enacted.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 62 containerships comprising our fleet as of March 30, 2012. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued 15 million warrants to purchase shares of our common stock. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia and Cyprus, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of March 30, 2012, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of March 30, 2012, we had a fleet of 62 containerships aggregating 325,879 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of March 30, 2012, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, SCI, TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters that range from less than one to 18 years for vessels in our current fleet and our contracted newbuilding vessels, excluding the three vessels currently laid-up.

Our Fleet

  General

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of March 30, 2012, our containership fleet was comprised of 57 containerships deployed on time charters and two containerships deployed on bareboat charter, as well as three containerships which are currently laid-up. The average age (weighted by TEU) of the 62 vessels in our containership fleet was approximately 6.76 years as of March 30, 2012 and, upon delivery of all of our contracted vessels as of the end of the second quarter of 2012, the average age (weighted by TEU) of the 65 vessels in our containership fleet (assuming no other acquisitions or dispositions) will be approximately 6.26 years. As of March 30, 2012, the average remaining duration of the charters for our containership fleet, including our three contracted newbuilding vessels for each of which we have arranged charters and excluding the three vessels currently laid-up, was 10.3 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 62 cellular containerships as of March 30, 2012.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
Hyundai Together	2012	13,100	12 years	February 2024	Hyundai
Hyundai Tenacity	2012	13,100	12 years	March 2024	Hyundai
Hanjin Germany	2011	10,100	12 years	March 2023	Hanjin
Hanjin Italy	2011	10,100	12 years	April 2023	Hanjin
Hanjin Greece	2011	10,100	12 years	May 2023	Hanjin
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CSCL America (ex MSC Baltic)	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(2)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(2)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(2)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(2)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(2)	2010	6,500	12 years	July 2022	CMA-CGM
APL Commodore (ex Hyundai Commodore)(3)	1992	4,651	10 years	March 2013	Hyundai
Hyundai Duke (ex APL Duke)(4)	1992	4,651	10 years	February 2013	Hyundai
Hyundai Federal (ex APL Federal)(5)	1994	4,651	6.5 years	September 2012	Hyundai
Panamax
Marathonas (ex MSC Marathon)	1991	4,814	—	—	Laid-up
Messologi (ex Maersk Messologi)(6)	1991	4,814	6 years	September 2012	Maersk
Mytilini (ex Maersk Mytilini)(7)	1991	4,814	1 year	October 2012	MSC
SNL Colombo (ex YM Colombo)(8)	2004	4,300	12 years	March 2019	Yang Ming
YM Singapore	2004	4,300	12 years	October 2019	Yang Ming
Taiwan Express (ex YM Seattle)(9)	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D (ex Bunga Raya Tiga)(10)	2004	4,253	3 years	February 2014	Maersk
Deva (ex Bunga Raya Tujuh)	2004	4,253	9.5 years	December 2013	Maersk
Honour (ex Al Rayyan)(11)	1989	3,908	—	—	Laid-up

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Hope (ex YM Yantian)(12)	1989	3,908	1 year	June 2012	MSC
Hanjin Santos	2010	3,400	10 years	May 2020	Hanjin
Hanjin Versailles	2010	3,400	10 years	August 2020	Hanjin
Hanjin Algeciras	2011	3,400	10 years	November 2020	Hanjin
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	Hanjin
Hanjin Constantza	2011	3,400	10 years	February 2021	Hanjin
SCI Pride (ex YM Milano)	1988	3,129	2 years	July 2012	SCI
Lotus (ex CMA CGM Lotus)	1988	3,098	2 years	July 2012	MSC
Independence (ex CMA CGM Vanille)	1986	3,045	—	—	Laid-up
Henry (ex CMA CGM Passiflore)	1986	3,039	1 year	July 2012	MSC
Elbe (ex Jiangsu Dragon)(13)	1991	2,917	1 year	May 2012	TS Lines
Kalamata (ex California Dragon)(14)	1991	2,917	1 year	August 2012	MSC
Komodo (ex Shenzhen Dragon)(15)	1991	2,917	1 year	April 2013	MSC
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai
Hanjin Montreal	1984	2,130	4 years	April 2012	Hanjin
			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

(1)
Earliest date charters could expire. Most charters include options for the charterers to extend their terms.

(2)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(3)
On September 21, 2011, the Hyundai Commodore was renamed to APL Commodore at the request of the charterer of this vessel.

(4)
On January 29, 2012, the APL Duke was renamed to Hyundai Duke at the request of the charterer of this vessel.

(5)
On January 21, 2012, the APL Federal was renamed to Hyundai Federal at the request of the charterer of this vessel.

(6)
On April 15, 2011, the Maersk Messologi was renamed to Messologi at the request of the charterer of this vessel.

(7)
On October 17, 2011, the Maersk Mytilini was renamed to Mytilini at the request of the charterer of this vessel.

(8)
On March 18, 2012, the YM Colombo was renamed to SNL Colombo at the request of the charterer of this vessel.

(9)
On June 4, 2011, the YM Seattle was renamed the Taiwan Express at the request of the charterer of this vessel.

(10)
On May 28, 2011, the Bunga Raya Tiga was renamed to Derby D at the request of the charterer of this vessel.

(11)
On January 31, 2011, the Al Rayyan was renamed the Honour at the request of the charterer of this vessel.

(12)
On July 1, 2011, the YM Yantian was renamed the Hope at the request of the charterer of this vessel.

(13)
On May 28, 2011, the Jiangsu Dragon was renamed the Elbe at the request of the charterer of this vessel.

(14)
On August 6, 2011, the California Dragon was renamed the Kalamata at the request of the charterer of this vessel.

(15)
On May 24, 2011, the Shenzhen Dragon was renamed the Komodo at the request of the charterer of this vessel.

        Our contracted vessels are being built based upon designs from Hyundai Samho Heavy Industries Co. Limited ("Hyundai Samho"). In some cases designs are enhanced by us and our manager, Danaos Shipping, in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These designs, which include certain technological advances and customized modifications, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector.

        The specifications of our three contracted vessels under construction as of March 30, 2012 are as follows:

Name	Year Built	Vessel Size (TEU)	Shipyard	Expected Delivery Period	Time Charter Term(1)	Charterer
Hull No. S-458	2012	13,100	Hyundai Samho	2nd Quarter 2012	12 years	n/a(2)
Hull No. S-459	2012	13,100	Hyundai Samho	2nd Quarter 2012	12 years	n/a(2)
Hull No. S-460	2012	13,100	Hyundai Samho	2nd Quarter 2012	12 years	n/a(2)

(1)
Most charters include options to extend their terms.

(2)
Vessel under time charter, however, release of information currently restricted by confidentiality agreement with charterer.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of March 30, 2012, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, SCI, TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. In addition, we have arranged time charters of 12 years with an accredited charterer for our three contracted vessels.

        The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to

18 years, other than three containerships, aggregating 11,767 TEUs, currently laid-up. These charters expire at staggered dates ranging from the second quarter of 2012 to the second quarter of 2028, with no more than 15 scheduled to expire in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

  Leasing Arrangements—CSCL Europe, CSCL America (ex MSC Baltic), Derby D (ex Bunga Raya Tiga), Deva (ex Bunga Raya Tujuh), CSCL Pusan and CSCL Le Havre

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the CSCL America (ex MSC Baltic), the Derby D (ex Bunga Raya Tiga), the Deva (ex Bunga Raya Tujuh) , the CSCL Pusan and the CSCL Le Havre pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements and continue to have full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

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

  Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

  Discontinued Drybulk Operations

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. In 2007, we delivered the vessels to the purchaser, which is not affiliated with us.

Management of Our Fleet

        Our chief executive officer, chief operating officer, chief financial officer and deputy chief operating officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term that expired on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

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

        Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece, Russia, as well as in Odessa and Mariupol in the Ukraine. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

        Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company's vessels. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Other than a participation to a vessel-owning company through Castella Shipping Inc., Dr. Coustas does not currently control any such vessel-owning entity. We believe we have and will derive significant benefits from our exclusive relationship with Danaos Shipping.

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

        Danaos Shipping manages our fleet under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year periods if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2012 our manager receives the following fees and commissions: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager's Hamburg-based office, (iv) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (v) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime, Seaspan Corporation and Costamare Inc. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest in such entities after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities will continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

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

Crewing and Employees

        We have three shore-based employees, our chief executive officer, our chief operating officer and our chief financial officer, and have a services agreement with our deputy chief operating officer. As of

December 31, 2011, 1,303 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 131 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
APL Federal	July 2012	February 2012
Hyundai Stride	September 2012	May 2012
Hyundai Future	September 2012	April 2012
APL Commodore	June 2012	April 2012
Marathonas	June 2012	April 2012
Hyundai Vladivostok	July 2012	June 2012
Hyundai Advance	October 2012	February 2012
Hanjin Montreal	June 2012	June 2012
Hyundai Sprinter	December 2012	December 2012
Hyundai Progress	February 2013	January 2013
Hyundai Highway	March 2013	March 2013
Hyundai Bridge	March 2013	March 2013
Zim Rio Grande	July 2013	July 2013
Kalamata	June 2013	July 2013
Lotus	April 2014	July 2013
SCI Pride	August 2013	August 2013
Henry	January 2015	August 2013
Taiwan Express	September 2012	September 2013
Zim Sao Paolo	September 2013	September 2013
Hyundii Duke	October 2012	October 2013
Independence	June 2014	October 2013
Zim Kingston	November 2013	November 2013
YM Vancouver	November 2012	November 2013
Zim Monaco	January 2014	January 2014
Honour	November 2012	February 2014
CSCL Europe	November 2012	February 2014
Deva	June 2012	March 2014
Hope	October 2012	February 2014
Elbe	November 2014	March 2014
Komodo	November 2014	March 2014
SNL Colombo	March 2014	March 2014
Zim Dalian	June 2012	March 2014
Derby D	July 2012	April 2014
Zim Luanda	September 2012	June 2014
CSCL Pusan	December 2013	July 2014
CSCL America	August 2012	August 2014
CSCL Le Havre	February 2014	August 2014
CMA CGM Moliere	December 2012	September 2014
YM Singapore	December 2012	September 2014
CMA CGM Musset	June 2013	March 2015
CMA CGM Nerval	August 2013	May 2015
Hanjin Buenos Aires	August 2013	May 2015
CMA CGM Rabelais	October 2013	July 2015
Hanjin Santos	October 2013	July 2015
CMA CGM Racine	November 2013	August 2015
Hanjin Versailles	January 2014	October 2015
Hanjin Algeciras	April 2014	January 2016

Vessel Name	Next Survey	Next Drydocking
Messologi	June 2013	January 2016
Hanjin Germany	June 2014	March 2016
Mytilini	June 2013	March 2016
Hanjin Italy	July 2014	April 2016
Hanjin Constantza	July 2014	April 2016
Hanjin Greece	August 2014	May 2016
CMA CGM Attila	October 2014	July 2016
CMA CGM Tancredi	November 2014	August 2016
CMA CGM Bianca	January 2015	October 2016
CMA CGM Samson	March 2016	December 2016
Hyundai Together	February 2017	February 2017
Hyundai Tenacity	February 2017	February 2017
CMA CGM Melisande	March 2017	March 2017

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

        We carry a minimum loss of hire coverage only with respect to the CSCL America (ex MSC Baltic), the CSCL Europe, the CSCL Pusan and the CSCL Le Havre to cover standard requirements of KEXIM, the bank providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a very limited number of off-hire days.

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

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. Because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide and nitrogen oxide emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emission standards entered into force in July 2010. The amendments provide for a progressive reduction in sulfur oxide (SOx) emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent nitrogen oxide (NOx) emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs), such as the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the discharge of oil results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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

        OPA liability is limited to the greater of $1000 per ton or $854,400 for non-tank vessels, subject to periodic adjustment by the U.S. Coast Guard (USCG). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, self-insurance, or guaranty, and an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by providing a financial guaranty in the required amount.

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

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

        Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to have an approved response plan for each vessel. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We have approved response plans for each of our vessels.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters. As part of a settlement of a lawsuit challenging the VGP, EPA has proposed a new VGP with numerical restrictions on organisms in ballast water discharges.

  Environmental Regulation—The Clean Air Act

        The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called "Category 3 "marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. However, on April 30, 2010, EPA adopted more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines installed on vessels registered or flagged in the U.S. We may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. The California Air Resources Board has adopted clean fuel regulations applicable to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter any California ports, terminal facilities or internal or estuarine waters. The California regulations require such vessels to either use marine diesel oil with a sulfur content not exceeding 0.5% by weight, or marine gas oil with a sulfur content of no more than 1.5%. By 2014, only marine gas oil or marine diesel oil fuels with 0.1% sulfur will be allowed. If new or more stringent requirements relating to marine fuels or emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

  Environmental Regulation—Other Environmental Initiatives

        The EU has also adopted legislation that: requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. The European Parliament recently endorsed a European Commission proposal to criminalize certain pollution discharges from ships. If the proposal becomes formal EU law, it will affect the operation of vessels and the liability of owners for oil and other pollutional discharges. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        The Paris Memorandum of Understanding on Port State Control (Paris MoU) to which 27 nations are party adopted the "New Inspection Regime" (NIR) to replace the existing Port State Control system, effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. In August 2009 the USCG published proposed amendments to its ballast water management regulations that could ultimately set maximum acceptable discharge limits for various invasive species and/or lead to requirements for active treatment of ballast water. A number of bills relating to ballast water management have been introduced in the U.S. Congress, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California has enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

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

        If the mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

        The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. International negotiations regarding a successor to the Kyoto Protocol are on-going. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The Energy Efficiency Design Index will require a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan will be applicable to currently operating vessels. These requirements will enter into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. The EU is considering measures including an expansion of the existing EU emissions trading scheme to greenhouse gas emissions from marine vessels, The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

        In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our vessels, the Henry (ex CMA CGM Passiflore) in Long Beach, California, our manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed, among other things, to develop and implement an approved third party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business. In the more than ten years since the detention of the Henry (ex CMA CGM Passiflore), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager has instituted a proactive management program designed to prevent future non-compliance.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Our fleet as of March 30, 2012 consisted of 62 containerships and, as described below, as of that date we had newbuilding contracts for an additional three containerships, which we currently expect will be delivered to us by the end of June 2012.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of March 30, 2012, 57 containerships in our fleet were employed on time charters, two containerships were employed on bareboat charters and three containerships were laid-up. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

        The average number of containerships in our fleet for the years ended December 31, 2011, 2010 and 2009 was 54.9, 45.7 and 40.5, respectively.

        As of March 30, 2012, we had newbuilding contracts with Hyundai Samho for an additional three containerships with an aggregate capacity of 39,300 TEUs, with scheduled deliveries to us through the second quarter of 2012. After delivery of these three containerships, our containership fleet of 65 vessels will have a total capacity of 365,179 TEUs, assuming we do not acquire any additional vessels or dispose of any of our vessels.

        As of March 30, 2012, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, SCI, TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. In addition, we have arranged time charters for 12 years with an accredited charterer for our three contracted vessels as of March 30, 2012.

        As described in detail below under "—Liquidity and Capital Resources" and "—Bank Agreement", in 2011, we entered into a definitive Bank Agreement and other agreements with our lenders to restructure our existing indebtedness, as well as agreements for new financing arrangements. These agreements, among other things, will fund the remaining installment payments under our newbuilding contracts, waived prior covenant breaches under the existing credit facilities and amended covenant levels in those credit facilities.

Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet, and in January 2010 we sold the MSC Eagle, a vessel over 30-years old. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of March 30, 2012, three of our vessels were laid up and the charters for 10 of our existing vessels are scheduled to expire between April 2012 and December 2012 and with the prevailing low charter rate levels, we expect that we will have to recharter some of these vessels at lower rates than under their current chartering arrangements.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. During the third and fourth quarters of 2011, however, we laid up two of our vessels, the Marathonas and the Independence, for 144 days in aggregate due to the spot charter rates at breakeven level available in the market at that time and similarly laid up the Honour in the first quarter of 2012, each of which remained laid-up as of March 30, 2012. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 124 total off-hire days for our entire fleet during 2011 other than for scheduled drydockings and special surveys and 91 total off-hire days for our entire fleet during 2010, other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contractual utilization of our operating fleet as of December 31, 2011.

	2012	2013 - 2014	2015 - 2016	2017 - 2021	2022 - 2028	Total
Contracted revenue (in millions)(1)	$578.6	$1,118.5	$1,087.0	$2,123.8	$580.3	$5,488.2
Number of vessels whose charters are set to expire in the respective period(2)	14	4	2	26	19	65
TEU on expiring charter in the respective period(2)	50,101	17,808	16,936	102,884	177,450	365,179
Contracted operating(3) days	20,163	34,760	33,648	57,830	13,337	159,737
Total Operating(3) days	22,936	46,404	45,799	105,827	120,880	341,844
Contracted Operating days/Total Operating days	87.9%	74.9%	73.5%	54.6%	11.0%	46.7%

(1)
Annual revenue calculations are based on an assumed 364 revenue days per annum, based on contracted charter rates from our current charter agreements. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above. See "—Operating Revenues," including the contracted revenue table presented therein, for more information regarding our contracted revenues.

(2)
Refers to the incremental number of vessels with charters expiring within the respective period.

(3)
Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the amount of operating days above.

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

        Revenues from multi-year period charters comprised substantially all of our revenues for the years ended December 31, 2011, 2010 and 2009. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. In 2009, we arranged, in cooperation with our charterers, delays in the delivery of most of our contracted vessels for periods ranging between two months and one year and, in the first half of 2010, agreed to cancel three of our newbuilding vessels, which delays and cancellations are factored into the below table. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times.

Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2011, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2011(1)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)(3)	2012	2013 - 2014	2015 - 2016	2017 - 2021		2022 - 2028		Total
65	$578.6	$1,118.5	$1,087.0	$2,123.8	(4)	$580.3	(4)	$5,488.2

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

(2)
Includes three containerships we have taken delivery of in 2012 (up to March 30, 2012), the Hyundai Together, the Hyundai Tenacity and the CMA CGM Melisande; and three newbuilding containerships, the Hull No. S-458, the Hull No. S-459 and the Hull No. S-460, expected to be delivered to us in the second quarter of 2012. The contracted revenue shown in the above table from these newbuildings for the specified periods is as follows: $90.8 million in 2012, $256.7 million in 2013-2014, $257.1 million in 2015-2016, $615.3 million in 2017-2021 and $275.0 million in 2022-2028.

(3)
Includes the CMA CGM Moliere delivered to us in 2009 and the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine, delivered to us in 2010, which are each subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. The $78.0 million option prices reflected, at the time we entered into the applicable charter, an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(4)
An aggregate of $242.5 million ($48.5 million with respect to each vessel) of revenue with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine, following September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, is included in the table because we cannot predict the likelihood of these options being exercised.

        We generally do not charter our containerships in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel- owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 2.5% to a limited number of our charterers. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. For 2012, we will pay commissions to our manager of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel. For the years ended December 31, 2011, 2010 and 2009, this commission was 0.75%.

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

        Under multi-year time charters, such as those on which we charter the containerships in our fleet as of March 30, 2012 (excluding the three vessels currently laid up), and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the two of our containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

  General and Administrative Expenses

        We will pay our manager the following fees for 2012: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel and (iv) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff. For the years ended December 31, 2011 and 2010, we paid the same fees to our manager. In 2009, we paid the same flat fee per newbuilding vessel and the management fees described in (i), (ii) and (iii) above were $575, $290 and $575, respectively.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Other Income/(Expense), Net

        In 2011, we recorded an expense of $2.3 million for legal and advisory fees directly related to our comprehensive financing plan. In the fourth quarter of 2010, we became obligated for various advisory fees directly attributed to the Bank Agreement for the restructuring of our then existing credit facilities and new financing arrangements. In this respect, we recorded an expense of $18.0 million for the year ended December 31, 2010, which was cash settled in 2011. In addition, we recorded income of $12.6 million in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010 in consideration for the termination of the respective charter parties for which we received payment in cash in 2010. These respective items were recorded under "Other income/(expense), net" as they are separately identifiable, associated with the Bank Agreement and are items not connected with the operation of our vessels.

  Interest Expense, Interest Income and Other finance (expenses)/income, net

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

        In the first quarter of 2011, we became obligated for, and paid, various fees in connection with the Bank Agreement for the restructuring of our then existing credit facilities and new financing arrangements. Refer to "—Bank Agreement" and "—New Credit Facilities" for a detailed description of the accounting treatment of such fees.

  Unrealized and realized loss on Derivatives

        The interest rate swap arrangements we enter into are generally based on the forecasted delivery of vessels we contract for and our debt financing needs associated therewith. A portion of these interest rate swap agreements were effective as hedges as of December 31, 2011 under the applicable accounting guidance, while a portion were not. If our estimates of the forecasted timing of the incurrence of such debt change, as they did in past, due to the deferred delivery dates for certain of our newbuildings, which we agreed in 2009, as well as the cancellation of three newbuildings in 2010, which resulted in reduction of the forecasted debt needs, and as we expect will occur as a result of the modified variable amortization of our existing credit facilities under the terms of the bank restructuring agreement, our interest rate swap arrangements may cease to be effective as hedges. Any such resulting hedge ineffectiveness of our swap arrangements is recognized in our consolidated statement of income and may result in the reclassification of unrealized losses or gains from "Accumulated other comprehensive loss" in our consolidated balance sheet to our consolidated statement of income. As of December 31, 2011, the total notional amount of our cash flow interest rate swap arrangements was $3.6 billion.

Results of Operations

  Year ended December 31, 2011 compared to the year ended December 31, 2010

        During the year ended December 31, 2011, we had an average of 54.9 containerships compared to 45.7 containerships for the year ended December 31, 2010. During 2011, we took delivery of nine vessels, the Hanjin Algeciras, on January 26, 2011, the Hanjin Germany, on March 10, 2011, the Hanjin Italy, on April 6, 2011, the Hanjin Constantza, on April 15, 2011, the Hanjin Greece, on May 4, 2011, the CMA CGM Attila, on July 8, 2011, the CMA CGM Tancredi, on August 22, 2011, the CMA CGM Bianca, on October 26, 2011 and the CMA CGM Samson, on December 15, 2011. Our fleet utilization declined to 97.6% in the year ended December 31, 2011 compared to 98.3% in 2010, mainly due to the 144 aggregate days for which two of our vessels were off-charter and laid-up in the third and fourth quarter of 2011.

  Operating Revenues

        Operating revenue increased 30.1%, or $108.4 million, to $468.1 million in the year ended December 31, 2011, from $359.7 million in the year ended December 31, 2010. The increase was primarily attributable to the addition to our fleet of nine vessels, which collectively contributed revenues of $74.0 million during the year ended December 31, 2011.

        Furthermore, operating revenues for the year ended December 31, 2011, reflect:

  •
  $44.7 million incremental revenues in the year ended December 31, 2011 compared to the year ended December 31, 2010, related to six 6,500 TEU containerships (the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais, the CMA CGM Racine, the YM Mandate and the YM Maturity, which were added to our fleet on March 12, 2010, May 17, 2010, July 2, 2010, August 16, 2010, May 19, 2010 and August 18, 2010, respectively) and three 3,400 TEU containerships (the Hanjin Buenos Aires, the Hanjin Santos and the Hanjin Versailles, which were added to our fleet on May 27, 2010, July 6, 2010 and October 11, 2010, respectively).

  •
  $0.1 million reduction in revenues in the year ended December 31, 2011 compared to the year ended December 31, 2010. This was due to the sale of one 1,704 TEU containership, the MSC Eagle, on January 22, 2010, that contributed nil revenues in the year ended December 31, 2011 compared to $0.1 million of revenues in the year ended December 31, 2010.

  •
  $2.2 million reduction in revenues due to off-hire revenue available days increase by 51 days, to 333 days in the year ended December 31, 2011, from 282 days in the year ended December 31, 2010.

  •
  $2.3 million reduction in revenues due to 144 off-charter revenue days for two of our vessels, which were laid-up in the third and fourth quarter of 2011.

  •
  $5.7 million reduction in revenues in the year ended December 31, 2011 compared to the year ended December 31, 2010. This was mainly attributable to re-chartering of certain vessels at reduced charter rates in 2010 carried over in 2011.

  Voyage Expenses

        Voyage expenses increased 36.7%, or $2.9 million, to $10.8 million in the year ended December 31, 2011, from $7.9 million for the year ended December 31, 2010. The increase was the result of increased port expenses, commissions and other voyage expenses due to the increased number of vessels in our fleet in the year ended December 31, 2011 compared to the year ended December 31, 2010. Furthermore, during the year ended December 31, 2011, we incurred an expense of $0.8 million related to fuel costs due to the repositioning of one of our vessels. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

  Vessel Operating Expenses

        Vessel operating expenses increased 34.9%, or $30.8 million, to $119.1 million in the year ended December 31, 2011, from $88.3 million in the year ended December 31, 2010. The increase is mainly attributable to the increased average number of vessels in our fleet during the year ended December 31, 2011 compared to 2010, as well as increased costs of certain vessels, which were on lay-up for 249 days in aggregate during the year ended December 31, 2011 compared to 1,311 days in 2010. The average daily operating cost per vessel increased to $6,246 for the year ended December 31, 2011, from $5,884 for the year ended December 31, 2010 (excluding those vessels on lay-up), which is mainly attributable to the increased daily repair and maintenance and lubricant costs (following the increase of crude oil prices) during the year ended December 31, 2011 compared to 2010, as well as upward cost pressure on Euro-denominated costs resulting from the weaker U.S. Dollar in the year ended December 31, 2011 compared to 2010.

  Depreciation

        Depreciation expense increased 37.9%, or $29.2 million, to $106.2 million in the year ended December 31, 2011, from $77.0 million in the year ended December 31, 2010. The increase in depreciation expense was due to the increased average number of vessels in our fleet (with higher cost base) during the year ended December 31, 2011, compared to the year ended December 31, 2010.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased 21.6%, or $1.6 million, to $5.8 million in the year ended December 31, 2011, from $7.4 million in the year ended December 31, 2010. During the year ended December 31, 2010, we had written-off the remaining unamortized balances of deferred dry-docking and special survey costs of $1.4 million related to three of our vessels, as their new dry-docking was performed before the initially scheduled dates.

  General and Administrative Expenses

        General and administrative expenses decreased 9.9%, or $2.3 million, to $21.0 million in the year ended December 31, 2011, from $23.3 million in 2010. The decrease was the result of a $4.9 million reduction in legal and administrative fees recorded in the year ended December 31, 2011 compared to 2010, which was partially offset by increased fees of $2.1 million to our Manager in the year ended December 31, 2011 compared to 2010, due to the increase in the average number of vessels in our fleet, as well as increased non-cash stock-based compensation of $0.5 million recorded in the year ended December 31, 2011 compared to 2010.

  Interest Expense, Interest Income, and Other Finance (Expenses)/Income, Net

        Interest expense increased 33.7%, or $13.9 million, to $55.1 million in the year ended December 31, 2011, from $41.2 million in the year ended December 31, 2010. The change in interest expense was due to the increase in our average debt by $406.6 million, to $2,813.0 million in the year ended December 31, 2011, from $2,406.4 million in the year ended December 31, 2010, which was partially offset by the decrease in the margin over LIBOR payable on interest under our credit facilities in the year ended December 31, 2011 compared to the year ended December 31, 2010, in accordance with our comprehensive financing plan, which sets the margin at 1.85% (in relation to our credit facilities under our Bank Agreement). Furthermore, the financing of our extensive newbuilding program resulted in $16.1 million of interest being capitalized, rather than such interest being recognized as an expense, for the year ended December 31, 2011 compared to $23.9 million of capitalized interest for the year ended December 31, 2010.

        Interest income increased by $0.3 million, to $1.3 million in the year ended December 31, 2011, from $1.0 million in the year ended December 31, 2010, which was mainly attributable to higher average cash balances for the year ended December 31, 2011 compared to the year ended December 31, 2010.

        Other finance (expenses)/income, net, increased by $8.5 million, to $14.6 million in the year ended December 31, 2011, from $6.1 million in the year ended December 31, 2010. The increase is attributable to increased amortization of finance fees of $8.4 million (which were deferred and are amortized over the life of the respective credit facilities) and $1.6 million of finance fees accrued for the year ended December 31, 2011, as well as a non-cash loss in fair value of warrants of $2.3 million recorded in the year ended December 31, 2011. Furthermore, during the year ended December 31, 2010, we recorded an expense of $3.8 million of one-time fees related to our comprehensive financing plan.

  Other Income/(Expenses), Net

        Other income/(expenses), net, was an expense of $2.0 million in the year ended December 31, 2011, compared to an expense of $5.1 million in the year ended December 31, 2010. During the year ended December 31, 2011, we recorded an expense of $2.3 million for fees directly related to our comprehensive financing plan. Furthermore, during the year ended December 31, 2010, we recorded an expense of $18.0 million for fees directly related to our comprehensive financing plan, which were partially offset by a gain of $12.6 million in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010 in consideration for the termination of the respective charter parties.

  Unrealized and realized loss on Derivatives

        Unrealized gain/(loss) on interest rate swap hedges was a gain of $9.0 million in the year ended December 31, 2011, compared to a loss of $48.9 million in the year ended December 31, 2010, which positive charge of $57.9 million is attributable to hedge accounting ineffectiveness and mark to market valuation of two of our swaps not qualifying for hedge accounting.

        Realized loss on interest rate swap hedges increased by $42.0 million to $130.3 million in the year ended December 31, 2011, from $88.3 million in the year ended December 31, 2010, which is mainly attributable to the higher average notional amount of swaps and the persisting low floating LIBOR rates, as well as the reduction in the realized losses being deferred for the respective periods (as discussed below) following the gradual delivery of our vessels under construction.

        In addition, realized losses on cash flow hedges of $31.3 million and $38.5 million in the year ended December 31, 2011 and 2010, respectively, were deferred in "Accumulated Other Comprehensive Loss", rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels under construction, which are financed by loans with interest rates that have been hedged by our interest rate swap contracts.

        The table below provides an analysis of the items discussed above which were recorded in the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011	Year ended December 31, 2010
	(in millions)
Cash flow interest rate swaps
Total realized losses	$(163.8)	$(129.4)
Realized losses deferred in Other Comprehensive Loss	31.3	38.5

Realized losses expensed in consolidated Statements of Income	(132.5)	(90.9)
Unrealized losses	9.2	(45.7)
Amortization of deferred realized losses	(1.6)	(0.5)
Accelerated amortization of deferred realized losses	—	(4.2)

Unrealized and realized losses on cash flow interest rate swaps	$(124.9)	$(141.3)

Fair value interest rate swaps
Unrealized gains/(losses) on swap asset	$(0.5)	$0.7
Unrealized gains/(losses) on fair value of hedged debt	1.0	(0.2)
Amortization of fair value of hedged debt	0.8	1.0
Realized gains	2.2	2.6

Unrealized and realized losses on fair value interest rate swaps	$3.5	$4.1

Unrealized and realized losses on derivatives	$(121.4)	$(137.2)

  Year ended December 31, 2010 compared to the year ended December 31, 2009

        During the year ended December 31, 2010, we had an average of 45.7 containerships compared to 40.5 containerships during 2009. During 2010, we took delivery of nine vessels, the CMA CGM Musset, on March 12, 2010, the CMA CGM Nerval, on May 17, 2010, the YM Mandate, on May 19, 2010, the Hanjin Buenos Aires, on May 27, 2010, the CMA CGM Rabelais, on July 2, 2010, the Hanjin Santos, on July 6, 2010, the CMA CGM Racine, on August 16, 2010, the YM Maturity, on August 18, 2010 and the Hanjin Versailles, on October 11, 2010 and we sold the MSC Eagle on January 22, 2010, a vessel over 30 years old.

  Operating Revenues

        Operating revenue increased 12.6%, or $40.2 million, to $359.7 million in the year ended December 31, 2010, from $319.5 million in the year ended December 31, 2009. The increase was primarily attributable to the addition to our fleet of nine vessels, which collectively contributed revenues of $48.9 million during the year ended December 31, 2010.

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

        We also had a further decrease in revenues of $20.5 million during the year ended December 31, 2010, mainly attributed to re-chartering of vessels at reduced charter hire rates, as well as reduced charter hire in relation to vessels laid-up by our charterer, representing operating expenses not being incurred during the lay-up period.

  Voyage Expenses

        Voyage expenses increased 8.2%, or $0.6 million, to $7.9 million in the year ended December 31, 2010, from $7.3 million for the year ended December 31, 2009. The increase was the result of increases in various voyage expenses, such as port charges, commissions and other expenses due to the increased number of vessels in our fleet.

  Vessel Operating Expenses

        Vessel operating expenses decreased 4.3%, or $4.0 million, to $88.3 million in the year ended December 31, 2010, from $92.3 million in the year ended December 31, 2009. The reduction was mainly attributable to reduced costs of certain vessels which were on charterers' directed lay-up for 1,311 days in aggregate during 2010 compared to 307 days in 2009. Although the average number of vessels in our fleet under time charter increased during the year ended December 31, 2010 compared to 2009, the average daily operating cost per vessel (under time charter) was reduced to $5,884 for the year ended December 31, 2010, from $6,373 for the year ended December 31, 2009 (excluding those vessels on lay-up).

  Depreciation

        Depreciation expense increased 26.4%, or $16.1 million, to $77.0 million in the year ended December 31, 2010, from $60.9 million in the year ended December 31, 2009. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the year ended December 31, 2010 compared to 2009.

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

  General and Administrative Expenses

        General and administrative expenses increased 60.7%, or $8.8 million, to $23.3 million in the year ended December 31, 2010, from $14.5 million in 2009. The increase was mainly the result of increased legal and administrative fees of $2.5 million, as well as non-cash stock-based compensation of $1.6 million recorded in 2010 and increased fees of $2.7 million to our Manager in the year ended December 31, 2010 compared to 2009, due to the increase in the average number of vessels in our fleet and an increase in the per day fee payable to our Manager since January 1, 2010.

  Gain on Sale of Vessels

        On January 22, 2010, we sold and delivered the MSC Eagle. The gross sale consideration was $4.6 million. We realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in January 2010. For the year ended December 31, 2009, we did not sell any vessels.

  Interest Expense, Interest Income, and Other Finance (Expenses)/Income, Net

        Interest expense increased 13.8%, or $5.0 million, to $41.2 million in the year ended December 31, 2010, from $36.2 million in the year ended December 31, 2009. The increase in interest expense was partially due to the increase in our average debt by $179.8 million to $2,406.4 million in the year ended December 31, 2010, from $2,226.6 million in the year ended December 31, 2009, as well as increased margins over LIBOR following our agreements in connection with covenant waivers obtained during 2009, which was partially offset by the decrease of LIBOR payable under our credit facilities in the year ended December 31, 2010 compared to the year ended December 31, 2009. In addition, the delivery of newbuilding vessels has resulted in reduced interest capitalized by $9.2 million, rather than such interest being recognized as an expense, to $23.9 million in the year ended December 31, 2010, from $33.1 million in the year ended December 31, 2009.

        Interest income decreased by $1.4 million, to $1.0 million in the year ended December 31, 2010, from $2.4 million in the year ended December 31, 2009. The decrease in interest income is attributed to lower average cash balances, as well as reduced interest rates to which our cash balances were subject during the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Other finance (expenses)/income, net, increased by $3.8 million, to $6.1 million in the year ended December 31, 2010, from $2.3 million in the year ended December 31, 2009. The increase was the result of $3.8 million of fees related to our comprehensive financing plan contemplated by our Bank Agreement described herein, which were recorded during the year ended December 31, 2010.

  Other Income/(Expenses), Net

        Other income/(expenses), net, increased by $4.8 million, to an expense of $5.1 million in the year ended December 31, 2010, from an expense of $0.3 million in 2009. The increase was mainly the result of advisory and legal fees of $18.0 million (attributed to fees related to preparing and structuring our comprehensive financing plan contemplated by our Bank Agreement described herein), which partially offset by an income of $12.6 million in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010 in consideration for the termination of the respective charter parties, recorded during the year ended December 31, 2010.

  Unrealized and realized losses on Derivatives

        Unrealized and realized losses on derivatives, increased by $73.6 million, to a loss of $137.2 million in the year ended December 31, 2010, from a loss of $63.6 million in 2009. The increased loss is mainly attributed to non-cash changes in fair value of interest rate swaps of $44.7 million loss recorded in our consolidated Statement of Income in the year ended December 31, 2010, due to hedge accounting ineffectiveness and changes in forecasted debt, compared to $29.5 million loss in the year ended December 31, 2009, as well as a non-cash loss of $4.2 million in relation to deferred realized loss of cash flow hedges for the newbuildings HN N-216, the HN N-217 and the HN N-218 following their cancellation being reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to consolidated statement of income in the year ended December 31, 2010. Furthermore, the increased loss is attributed to realized loss on interest rate swap hedges of $88.3 million recorded in our consolidated Statement of Income during the year ended December 31, 2010, due to higher average notional amount of swaps and reduced LIBOR payable on our credit facilities against LIBOR fixed through such swaps, compared to $34.1 million loss in the year ended December 31, 2009.

        In addition, realized losses on cash flow hedges of $38.5 million and $36.3 million in the years ended December 31, 2010 and 2009, respectively, were deferred in "Accumulated Other Comprehensive Loss", rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels under construction, which are financed by loans for which their interest rates have been hedged by our interest rate swap contracts.

        The table below provides an analysis of the items discussed above which were recorded in the years ended December 31, 2010 and 2009:

	Year ended December 31, 2010	Year ended December 31, 2009
	(in millions)
Cash Flow interest rate swaps
Unrealized losses	$(45.7)	$(31.3)
Amortization of deferred realized losses	(0.5)	(0.1)
Impairment of deferred realized losses	(4.2)	—
Total realized losses	(129.4)	(72.9)
Realized losses deferred in Other Comprehensive Loss	38.5	36.3

Realized losses recorded in consolidated Statement of Income	(90.9)	(36.6)

	(141.3)	(68.0)
Fair Value interest rate swaps
Unrealized gains/(losses) on swap asset	$0.7	$(2.9)
Unrealized gains/(losses) on fair value of hedged debt	(0.2)	3.7
Amortization of fair value of hedged debt	1.0	1.1
Realized gains	2.6	2.5

Unrealized and realized losses on interest rate swaps	$(137.2)	$(63.6)

Liquidity and Capital Resources

        Our principal source of funds has been equity provided by our stockholders from our initial public offering in October 2006 and common stock sale in August 2010, operating cash flows, vessel sales, and long-term bank borrowings. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

        Our short-term liquidity needs primarily relate to the purchase of the three additional containerships for which we had contracted, as of March 30, 2012, and for which we had scheduled future payments through the scheduled delivery of the final contracted vessels during 2012 aggregating approximately $255.3 million as of March 30, 2012, as well as funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

        We anticipate that our primary sources of funds will be cash from our new and existing credit facilities and financing arrangements, cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

        On January 24, 2011, we entered into a definitive agreement (the "Bank Agreement"), which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea ("KEXIM") and with KEXIM and ABN Amro), and for new credit facilities (the "New Credit Facilities") from certain of our lenders aggregating $424.75 million, including $23.75 million under a bridge facility, which had already been advanced to us following the delivery of the CMA CGM Rabelais on July 2, 2010, and was transferred to one of these New Credit Facilities. The Bank Agreement provides for, among other things, the following under our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default, and guarantee and security packages were revised and the existing covenant defaults as of December 31, 2010 were waived. We are in compliance with the revised financial covenants under the Bank Agreement as of December 31, 2011. Furthermore, on August 12, 2010, we entered into a supplemental agreement which set the financial covenants in our KEXIM-ABN Amro credit facility at the levels set forth in the Bank Agreement, and contemplated in the commitment letter therefore, effective from June 30, 2010 through June 30, 2012, and the interest rate margin was increased by 0.5 percentage points for the same period. On February 9, 2012, we signed a supplemental agreement with KEXIM and ABN Amro, extending the terms discussed above through June 30, 2014. Our KEXIM credit facility contains only a collateral coverage ratio covenant, with which we were in compliance as of December 31, 2011 and 2010. In addition, on September 27, 2010, we entered into an agreement with Hyundai Samho Shipyard (the "Hyundai Samho Vendor Financing") to finance 15%, or $190.0 million, of the aggregate purchase price of eight of our newbuilding containerships, and on February 21, 2011, we entered into a bank agreement with Citibank acting as an agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a new $203.4 million credit facility (the "Sinosure-CEXIM Credit Facility"), in respect of which the China Export & Credit Insurance Corporation (or Sinosure) will cover certain risks, as well as guarantee our obligations in certain circumstances. See "—Credit Facilities" below. We believe that compliance with the terms of these agreements will allow us to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet beyond our currently contracted vessels to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described in the preceding paragraph, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

        As of March 30, 2012, the remaining capital expenditure installments for our three newbuilding vessels were approximately $255.3 million for the remainder of 2012. As of March 30, 2012, we expect to fund the remaining installment payments of approximately $255.3 million with undrawn borrowing capacity under the New Credit Facilities with certain of our existing lenders of $149.6 million, under the Hyundai Samho Vendor Financing of $74.9 million, as well as available cash and cash equivalents. As of March 30, 2012, we had the following capital commitments for the construction of containerships and contracted revenue associated with such containerships ($ in thousands):

Vessel	TEU	Contracted Purchase Price	Remaining Amount Due Under Contractual Agreements	Amount of Cash Advances	Contracted Revenue
HN S-458	13,100	$168,542	$85,084	$83,458	$262,433
HN S-459	13,100	168,542	85,084	83,458	262,440
HN S-460	13,100	168,542	85,084	83,458	262,479

Total	39,300	$505,626	$255,252	$250,374	$787,352

        We have committed required financing for the remaining amounts due under the contractual agreements, and we currently expect each of these newbuilding vessels to be delivered according to its original terms.

        Under our existing multi-year charters as of December 31, 2011, we had contracted revenues of $578.6 million for 2012, $569.8 million for 2013 and, thereafter, approximately $4.3 billion, of which amounts $90.8 million, $128.4 million and $1.3 billion, respectively, are associated with charters from our contracted newbuildings as of December 31, 2011. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers' ability and willingness to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2011, we had cash and cash equivalents of $51.4 million and restricted cash of $2.9 million. As of March 30, 2012, we had approximately $224.5 million undrawn under our credit facilities. As of March 30, 2012, we had $3.2 billion of outstanding indebtedness (including our vendor financing), of which only $63.6 million was payable within the next twelve months as under the Bank Agreement no principal payments are scheduled to be due before March 31, 2013. After that time, however, we are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

        Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our extensive new building program. In addition, under the Bank Agreement relating to our existing credit facilities and various new financing arrangements and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

        We will not receive any cash upon any exercise of the 15 million warrants to purchase shares of our common stock issued to our lenders participating in our comprehensive financing plan contemplated by our Bank Agreement described herein, as such warrants are only exercisable on a cash-less basis.

Cash Flows

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased 24.5%, or $19.3 million, to $59.5 million in the year ended December 31, 2011 compared to $78.8 million in the year ended December 31, 2010. The decrease was primarily the result of increased interest cost of $48.8 million (including realized losses on our interest rate swaps), as well as increased payments for drydocking of $4.1 million in the year ended December 31, 2011 compared to the year ended December 31, 2010, which was partially offset by a favorable change in the working capital position and increased cash from operations of $33.6 million (before taking into account interest cost).

        Net cash flows provided by operating activities decreased 15.5%, or $14.4 million, to $78.8 million in the year ended December 31, 2010 compared to $93.2 million in the year ended December 31, 2009. The decrease was primarily the result of increased interest cost of $61.3 million (including realized losses on our interest rate swaps), which was partially offset by a favorable change in the working capital position and increased cash from operations of $42.8 million (before taking into account interest cost), as well as reduced payments for drydocking of $4.1 million in the year ended December 31, 2010 compared to the year ended December 31, 2009.

  Net Cash Used in Investing Activities

        Net cash flows used in investing activities increased 9.7%, or $56.9 million, to $644.6 million in the year ended December 31, 2011 compared to $587.7 million in the year ended December 31, 2010. The difference between the years ended December 31, 2011 and 2010 reflects installment payments for newbuildings, as well as interest capitalized and other related capital expenditures of $644.9 million in 2011 as opposed to $587.7 million during the year ended December 31, 2010. In addition, during the year ended December 31, 2010 we received the remaining net proceeds from sale of MSC Eagle of $1.8 million.

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

  Net Cash Provided by Financing Activities

        Net cash flows provided by financing activities decreased by $210.1 million, to $406.6 million in the year ended December 31, 2011 compared to $616.7 million in the year ended December 31, 2010. The decrease is primarily due to proceeds from equity issuance of $200.0 million in 2010 and a $195.6 million decrease in restricted cash in 2010. Net proceeds from long-term debt increased to $436.9 million in 2011 compared to $228.6 million in 2010. In addition, deferred fees increased to $30.3 million in 2011 (attributed to our debt restructuring plan) compared to $7.4 million in 2010.

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

  EBITDA and Adjusted EBITDA

        EBITDA represents net (loss)/income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net (loss)/income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, impairment loss, non-cash changes in fair value of warrants, stock based compensation, gain/(loss) on sale of vessels, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives, gain on contract termination and other one-time items in relation to the Company's Comprehensive Financing Plan. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company's ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

  EBITDA and Adjusted EBITDA Reconciliation to Net Income/(Loss)

	Year ended December 31, 2011	Year ended December 31, 2010
	(In thousands)
Net income/(loss)	$13,437	$(102,341)
Depreciation	106,178	77,045
Amortization of deferred drydocking & special survey costs	5,800	7,426
Amortization of deferred realized losses of cash flow interest rate swaps	1,575	473
Amortization of finance costs	9,700	1,340
Finance costs accrued (Exit Fee under our Bank Agreement)	1,592	—
Interest income	(1,304)	(964)
Interest expense	55,124	41,158

EBITDA	$192,102	$24,137

Impairment loss	—	71,509
Gain on sale of vessel	—	(1,916)
Gain on contract termination(1)	—	(12,600)
Comprehensive Financing Plan related fees(2)	2,266	24,326
Stock based compensation	2,182	1,685
Non-cash changes in fair value of warrants	2,253	—
Realized loss on derivatives	130,341	88,302
Unrealized (gain)/loss on derivatives	(10,537)	48,406

Adjusted EBITDA	$318,607	$243,849

  EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided from Operating Activities

	Year ended December 31, 2011	Year ended December 31, 2010
	(In thousands)
Net cash provided by operating activities	$59,492	$78,792
Net increase/(decrease) in current and non-current assets	14,594	19,329
Net (increase)/decrease in current and non-current liabilities	19,556	(35,036)
Net interest	53,820	40,194
Writte-off of finance and other costs	—	(1,084)
Payments for dry-docking and special survey costs deferred	7,218	3,122
Gain on sale of vessel	—	1,916
Stock based compensation	(2,182)	(1,685)
Impairment loss	—	(71,509)
Change in fair value of warrants	(2,253)	—
Unrealized (gain)/loss on derivatives	10,537	(48,406)
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	31,320	38,504

EBITDA	$192,102	$24,137

Impairment loss	—	71,509
Gain on sale of vessels	—	(1,916)
Gain on contract termination(1)	—	(12,600)
Comprehensive Financing Plan related fees(2)	2,266	24,326
Stock based compensation(3)	2,182	1,685
Non-cash changes in fair value of warrants	2,253	—
Realized loss on derivatives	130,341	88,302
Unrealized (gain)/loss on derivatives	(10,537)	48,406

Adjusted EBITDA	$318,607	$243,849

(1)
Gain on contract termination relates to a consideration of $12.6 million received by the charterer of the three newbuildings cancelled on May 25, 2010 in relation to the termination of the respective charter parties.

(2)
Fees related to our comprehensive financing plan contemplated by our Bank Agreement described herein.

(3)
Stock based compensation expense was recorded in General and administrative expenses.

        EBITDA increased by $168.0 million, to $192.1 million in the year ended December 31, 2011, from $24.1 million in the year ended December 31, 2010. The increase is mainly attributable to a $108.4 million increase in operating revenue in the year ended December 31, 2011 compared to the year ended December 31, 2010, as well as a $15.8 million reduction in unrealized and realized losses on derivatives in the year ended December 31, 2011 compared to the year ended December 31, 2010, a $2.2 million decline in general and administrative expenses in the year ended December 31, 2011 compared to the year ended December 31, 2010, a $3.1 million reduction in other income (expenses), net in the year ended December 31, 2011 compared to the year ended December 31, 2010 and an impairment loss of $71.5 million recorded in the year ended December 31, 2010, which were partially offset by increased operating expenses of $30.9 million in the year ended December 31, 2011 compared to the year ended December 31, 2010 and increased voyage expenses of $2.8 million in the year ended December 31, 2011 compared to the year ended December 31, 2010.

        Adjusted EBITDA increased $74.8 million, to $318.6 million in the year ended December 31, 2011, from $243.8 million in the year ended December 31, 2010. The increase is mainly attributable to increased operating revenues of $108.4 million in the year ended December 31, 2011 compared to the year ended December 31, 2010, which were partially offset by increased operating expenses of $30.9 million in the year ended December 31, 2011 compared to the year ended December 31, 2010 and increased voyage expenses of $2.8 million in the year ended December 31, 2011 compared to the year ended December 31, 2010.

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then-existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages, and waivers of our covenant violations as of December 31, 2010. As of the date of the agreement and December 31, 2011, we were in compliance with the revised financial covenants. In accordance with the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which we entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities and the Hyundai Samho Vendor Financing, each as described below, the lenders participating thereunder will continue to provide our then-existing credit facilities and waived any existing covenant breaches or defaults under such credit facilities and amended the covenants under such credit facilities.

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of our Pre-existing Credit Facilities, which excludes the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

        We were required under the Bank Agreement to pay an amendment fee equal to 0.50% of the outstanding commitments under each pre-existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid upon signing the commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon signing the Bank Agreement and the remaining 40% is due on December 31, 2014. Such fees paid have been deferred and amortized over the life of the respective credit facilities for accounting purposes. In 2011, we paid a margin adjustment fee, which was expensed as interest expense and we also paid a waiver adjustment payment, which for accounting purposes was deferred and is being amortized. See Note 13, Long-term Debt, to our consolidated financial statements included elsewhere herein.

        We were also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and was amended to 0.75% thereafter, which is capitalized into cost of vessels under construction as it relates to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011 relating to conditions in respect of the Sinosure-CEXIM credit facility. For accounting purposes this amendment fee was deferred and amortized over the life of the new debt with the interest rate method. Finally, all reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, were also paid by the Company.

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

        Under the terms of the Bank Agreement, we will continue to be required to make any mandatory prepayments provided for under the terms of our existing credit facilities and will be required to make additional prepayments as follows:

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

  Covenants and Events of Defaults

        Under the terms of our Pre-existing Credit Facilities, before the effectiveness of the Bank Agreement entered into in January 2011, we were in breach of various covenants in such credit facilities, for which we had not obtained waivers. In addition, although we were in compliance with the covenants in our credit facilities with KEXIM and KEXIM-ABN Amro, under the cross default provisions of our credit facilities the lenders could require immediate repayment of the related outstanding debt. On January 24, 2011, we entered into the definitive Bank Agreement, which became effective on March 4, 2011 and which supersedes, amends and supplements the terms of each of our existing credit facilities (other than under our KEXIM-ABN Amro credit facility which is not covered thereby, but which, respectively, has been aligned with those covenants below through June 30, 2014 under the supplemental letter signed on August 12, 2010 and the February 9, 2012 amendment thereto and our KEXIM credit facility, which contains only a collateral coverage covenant) and provides for, among other things, revised financial covenants and waives all covenant breaches or defaults under our existing credit facilities as of December 31, 2010, as well as amends the covenant levels under such existing credit facilities as described below. We were in compliance with these covenants as of the date of filing of this annual report.

        Under the Bank Agreement, the financial covenants under each of our existing credit facilities (other than under our KEXIM-ABN Amro credit facility which is not covered thereby, but which, respectively, has been aligned with those covenants below through June 30, 2014 under the supplemental letter signed on August 12, 2010 and the February 9, 2012 amendment thereto and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and the CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, we also entered into agreements for the following new credit facilities: (i) a $123.75 million credit facility provided by Aegean Baltic—HSH Nordbank—Piraeus Bank, which is secured by Hull No. S459, Hull No. S462 and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.75 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement); (ii) a $100.0 million credit facility provided by RBS, which is secured by Hull No. S458 and Hull No. S461 and customary shipping industry collateral related thereto; (iii) a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hull No. S463 and customary shipping industry collateral related thereto; (iv) a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by the Hyundai Together and the Hyundai Tenacity and customary shipping industry collateral related thereto; and (v) an $80 million credit facility with Citibank and Eurobank, which is secured by Hull No. S460 and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities"). As of March 30, 2012, an aggregate of $275.2 million was outstanding under these credit facilities and $149.6 million remained available for borrowing as detailed under "—Credit Facilities" below.

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

        We are committed to pay an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million which was paid in August 2010 (the date the commitment letter was entered into) and was deferred (to be amortized over the life of the respective facilities) and $5.2 million which was contingent upon entering into each of these New Credit Facilities and was paid in January 2011, with the recognition of such amount to be deferred and amortized over the life of the respective facilities.

        We are also required to pay a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan. In addition, we will be required to pay an aggregate exit fee of $15.0 million payable on the common maturity date of the New Credit Facilities of December 31, 2018 or such earlier date when all of the New Credit Facilities are repaid in full. We are required to pay an additional $10.0 million if we do not repay at least $150.0 million in the aggregate under the New Credit Facilities with equity proceeds by December 31, 2013.

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

        Our obligations under the New Credit Facilities are guaranteed by our subsidiaries owning the vessels collateralizing the respective credit facilities. Our Manager has also provided an undertaking to continue to subordinate its rights to any claims to the rights of our lenders, the security trustee and applicable hedge counterparties.

New Sinosure-CEXIM Credit Facility

        On February 21, 2011, we entered into an agreement with Citibank, N.A. acting as agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Sinosure-CEXIM Credit Facility") of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. The China Export & Credit Insurance Corporation, or Sinosure, will cover a number of political and commercial risks associated with each tranche of the credit facility. As of March 30, 2012, $203.4 million was outstanding under the Sinosure-CEXIM credit facility and there was no amount remaining available for borrowing.

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. Upon entering into the credit facility, we became committed to pay a commitment fee of 1.14% on undrawn amounts and we have paid an arrangement fee of $4.0 million, as well as a flat fee of $8.8 million to Sinosure for the insurance cover provided. We will be required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM Credit Facility requires us to:

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

  Collateral

        The Sinosure-CEXIM Credit Facility is secured by customary shipping industry collateral relating to the vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing the respective tranche.

Hyundai Samho Vendor Financing

        We entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of our newbuilding containerships being built by Hyundai Samho, Hull Nos. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy and Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of March 30, 2012, five of these newbuildings were delivered and required a final installment and $115.1 million of the total financing facility of $190.0 million had been borrowed and was outstanding.

        Borrowings under this facility bear interest at a fixed interest rate of 8.00%. We will be required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three 10,100 TEU newbuilding vessels being financed (we took delivery of the Hanjin Germany, on March 10, 2011, the Hanjin Italy, on April 6, 2011 and the Hanjin Greece, on May 4, 2011), and in seven consecutive semi-annual installments commencing one year, in the case of the five 13,100 TEU newbuilding vessels, after the delivery of the respective newbuilding being financed (we took delivery of the Hyundai Together, on February 16, 2012 and the Hyundai Tenacity, on March 8, 2012 and we will take delivery of the S-458, the S-459 and the S-460 in the second quarter of 2012). This financing facility does not require us to comply with any financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the vessel or newbuilding vessels being financed.

Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

Credit Facilities

        We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 13 to our consolidated financial statements included in this annual report. As described above in "—Bank Agreement," under the Bank Agreement our previously existing credit facilities continue to be made available by the respective lenders, in all cases as term loans, but (other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms and additional collateral under certain of these credit facilities and we obtained new credit facilities. The following summarizes certain terms of our previously existing credit facilities, as amended, as well as the new credit facilities we entered into in 2011:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Previously Existing Credit Facilities
The Royal Bank of Scotland(3)	$—	$686.8	Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(4)(2)	$—	$664.3	Jiangshu Dragon (ex CMA CGM Elbe), the California Dragon (ex CMA CGM Kalamata, the Shenzhen Dragon (ex CMA CGM Komodo), the Henry (ex CMA CGM Passiflore), the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the Independence (ex CMA CGM Vanille), the Marathonas (ex Maersk Marathon), the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the M/V Honour (ex Al Rayyan), the SCI Pride (ex YM Milano), the Lotus (ex CMA CGM Lotus), the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)
Emporiki Bank of Greece S.A.	$—	$156.8	CMA CGM Moliere and CMA CGM Musset
Deutsche Bank	$—	$180.0	Zim Rio Grande, the Zim Sao Paolo and Zim Kingston
Credit Suisse	$—	$221.1	Zim Luanda, CMA CGM Nerval and YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$—	$253.2	SNL Colombo (ex YM Colombo), YM Seattle, YM Vancouver and YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$—	$298.5	ZIM Dalian, Hanjin Santos and YM Maturity and assignment of refund guarantees and newbuilding contracts relating to the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$—	$35.0	Deva (ex Bunga Raya Tujuh) and the Derby D (ex Bunga Raya Tiga)
KEXIM	$—	$47.1	CSCL Europe and the CSCL America (ex MSC Baltic)
KEXIM—ABN Amro	$—	$85.0	CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(5)	$42.8	$81.0	HN S459, Hanjin Italy and the CMA CGM Rabelais
RBS(5)	$42.8	$57.2	HN S458 and Hanjin Germany
ABN Amro Club Facility(5)	$—	$37.1	Hanjin Greece
Club Facility(5)	$—	$83.9	Hyundai Together and Hyundai Tenacity
Citi-Eurobank(5)	$64.0	$16.0	HN S460
Sinosure-CEXIM-Citi-ABN Amro(6)	$—	$200.0	CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson
Hyundai Samho Vendor	$74.9	$115.1	Second priority liens on Hulls No. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy and Hanjin Germany

(1)
As of March 30, 2012.

(2)
As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel CMA CGM Rabelais to be provided as first priority security under the facility, (b) second priority mortgages on the Bunga Raya Tujuh (ex Maersk Deva) and the Derby D (ex Bunga Raya Tiga) financed by Aegean Baltic—HSH Nordbank AG—Pireaus Bank and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan and the CSCL Le Havre financed by our KEXIM-ABN Amro credit facility.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Bunga Raya Tiga, the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

(4)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Bunga Raya Tujuh, the CSCL Europe and the CSCL Pusan.

(5)
As of January 24, 2011, we entered into a definitive agreement with the respective banks.

(6)
As of February 21, 2011, we entered into a definitive agreement for this facility.

        Outstanding indebtedness under our each of our credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, as well as our Hyundai Samho Vendor Financing, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our existing credit facilities was 1.9% and 2.1% for the year ended December 31, 2011 and 2010, respectively.

        As described above, the interest rate, amortization profile and certain other terms of each of our existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, but were amended through a separate supplemental agreement signed in 2010 and amended in February 2012. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-ABN Amro credit facility, under which $76.0 million of the outstanding indebtedness, as of March 30, 2012, bears interest at a fixed rate of 5.02% and $9.0 million of the outstanding indebtedness, as of March 30, 2012, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2016 and October 2018 (in respect of the fixed rate tranche) and January 2019 (in respect of the floating rate tranche), respectively.

Interest Rate Swaps

        We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk." As described above under "—Factors Affecting our Results of Operations—Unrealized and realized loss on derivatives," due to the changes to the amortization profiles and interest rates under our existing credit facilities pursuant to the terms of the Bank Agreement our interest rate swap agreements had a greater degree of ineffectiveness as hedging instruments with the result that changes in the fair value of such ineffective portion of such swap arrangements being recognized in our statement of income.

Contractual Obligations

        Our contractual obligations as of December 31, 2011 were:

	Payments Due by Period
	Total	Less than 1 year (2012)	1 - 3 years (2013 - 2014)	3 - 5 years (2015 - 2016)	More than 5 years (After January 1, 2017)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$2,997,243	$41,959	$245,407	$270,404	$2,439,473

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$2,997,243	$41,959	$315,953	$473,305	$2,166,026
Vendor financing	65,145	10,858	43,430	10,857	—
Interest on long-term debt obligations(3)	851,244	92,605	198,559	200,163	359,917
Payments to our manager(4)	23,659	23,659	—	—	—
Newbuilding contracts(5)	482,452	482,452	—	—	—

Total	$4,419,743	$651,533	$557,942	$684,325	$2,525,943

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2011 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2011 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2011 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2011 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 0.51% in 2012, 0.62% in 2013 and up to a maximum of 3.32% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations. This table, including the interest payments, do not reflect the terms of our interest rate swap agreements which are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2012, the management fees are a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. As of December 31, 2011, we had a fleet of 59 containerships all of which were on time charter, excluding 2 on bareboat charter and 2 on lay-up as of December 31, 2011. As of March 30, 2012, three containerships have been delivered to us in 2012 (all of which have time charter arrangements) increasing the size of our fleet. In 2012, our fleet is expected to increase by another three containerships (all of which have time charter arrangements). These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 1.0% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2012, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(5)
Of the $482.5 million set forth in the above table, $23.5 million, $85.1 million and $85.1 million represent the balance of the purchase price for the CMA CGM Melisande, Hyundai Together, and Hyundai Tenacity, respectively, which amounts were paid during the first quarter of 2012 upon delivery of the respective vessel to us.

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

        The charter market generally experienced consistent growth over the course of 2010, with charter rates generally increasing from the subsistence levels of 2009, with a brief decline at the start of fourth quarter of 2010 before returning to an upward trend through the middle of 2011. Since the third quarter of 2011, freight rates obtained by liner companies have declined and charter rates for containerships have decreased sharply, in many cases to a level below operating costs. Such decrease was largely due to declines in global demand, particularly in Europe. Although global demand for seaborne transportation of containerized cargoes is expected to increase in 2012, container freight rates and containership charter rates are expected to remain under pressure until global economic demand strengthens significantly. Global demand is expected to be impacted by the debt crisis and potential for recession in Europe and the resulting impact on consumer demand in Europe. Global containership supply and demand growth is expected to remain essentially balanced in 2012, while differing across different trade lanes. In particular, the Far East—Europe trade is expected to remain relatively weaker.

In addition, the relative weakness of the main trade lanes which utilize larger vessels has resulted in cascading of larger containerships for use on shorter trades. The idle containership fleet at January 2012 stood at 4.4% of global fleet capacity, up only slightly from 2.3% at the start of 2011 and still well below levels reached toward the end of 2009. Other than some ordering in early 2011, containership newbuilding orders since 2009 have been limited resulting in a decrease in the size of the order book compared to global fleet capacity to 28% as of January 2012 from record high levels in 2008. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year.

        The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $8,250 in February 2012, after reaching a low of $6,400 in December 2009 and briefly recovering to a peak of $28,500 in March 2011.

        As of March 30, 2012, we had three containerships, aggregating 11,767 TEU in capacity, on lay-up and we had 10 containerships, aggregating 35,417 TEU in capacity, with charter arrangements expiring within the remainder of 2012.

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

        We have calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. We have applied uniformly the scrap value of $300 per ton for all vessels. We believe that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although we believe that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

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

        As of December 31, 2011, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter any vessels under multi-year, fixed rate period charters that range from one to 18 years for our current and contracted vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, we used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2011, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

        An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2011, and is also in accordance with our vessels market valuation as described in our credit facilities and accepted by our lenders, suggests that 15 of our 59 vessels may have current market values below their carrying values. However, we believe that, with respect to these 15 vessels, 13 of which are currently under time charter, will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

        While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company's vessels and indicates whether their estimated market values are below their carrying values as of December 31, 2011. The carrying value of each of the Company's vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company's estimates of market values are based on an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2011, and is also in accordance with its vessels' market valuation, determined as of December 31, 2011, following the methodology as described in its credit facilities and accepted by its lenders. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel is impaired as discussed above.

Vessel	TEU	Year Built	Cost of Vessel*	Net Book Value December 31, 2011
			(In thousands of Dollars)
Hanjin Germany	10,100	2011	$155,347	$151,447
Hanjin Italy	10,100	2011	155,425	151,879
Hanjin Greece	10,100	2011	155,159	151,984
CSCL Le Havre	9,580	2006	83,073	70,364
CSCL Pusan	9,580	2006	82,241	69,145
CMA CGM Attila	8,530	2011	120,617	118,842
CMA CGM Tancredi	8,530	2011	122,707	121,359
CMA CGM Bianca	8,530	2011	122,333	121,650
CMA CGM Samson	8,530	2011	122,006	121,833
CSCL America (ex MSC Baltic)	8,468	2004	69,610	54,984
CSCL Europe	8,468	2004	68,873	53,982
CMA CGM Moliere	6,500	2009	97,739	90,983
CMA CGM Musset	6,500	2010	97,795	92,387
CMA CGM Nerval	6,500	2010	97,767	92,899
CMA CGM Rabelais	6,500	2010	98,270	93,757
CMA CGM Racine	6,500	2010	97,684	93,567
YM Mandate	6,500	2010	104,069	98,850
YM Maturity	6,500	2010	104,317	99,885
Hyundai Commodore** (ex MOL Affinity)	4,651	1992	33,277	20,370
Hyundai Duke**	4,651	1992	33,253	20,309
Hyundai Federal** (ex APL Confidence)	4,651	1994	55,276	39,577
Marathonas** (ex MSC Marathon)	4,814	1991	43,421	30,517
Messologi** (ex Maersk Messologi)	4,814	1991	43,551	31,138
Mytilini** (ex Maersk Mytilini)	4,814	1991	43,650	31,006
SNL Colombo (ex YM Colombo)	4,300	2004	61,804	51,739
YM Singapore	4,300	2004	61,795	52,913
Taiwan Express (ex YM Seattle)	4,253	2007	72,028	62,393
YM Vancouver	4,253	2007	72,251	63,059
ZIM Rio Grande	4,253	2008	65,193	58,172
ZIM Sao Paolo	4,253	2008	65,398	58,796
ZIM Kingston	4,253	2008	65,408	59,037
ZIM Monaco	4,253	2009	65,874	59,791
ZIM Dalian	4,253	2009	65,412	59,860
ZIM Luanda	4,253	2009	65,691	60,595
Derby D (ex Bunga Raya Tiga)	4,253	2004	35,088	27,106
Deva (ex Bunga Raya Tujuh)	4,253	2004	34,601	26,610
Honour** (ex Al Rayyan)	3,908	1989	36,148	13,733
Hope** (ex YM Yantian)	3,908	1989	36,366	13,941
Hanjin Santos	3,400	2010	59,830	57,052
Hanjin Versailles	3,400	2010	59,715	57,438

Vessel	TEU	Year Built	Cost of Vessel*	Net Book Value December 31, 2011
			(In thousands of Dollars)
Hanjin Algeciras	3,400	2011	59,965	58,225
Hanjin Buenos Aires	3,400	2010	59,740	56,767
Hanjin Constantza	3,400	2011	60,421	59,074
SCI Pride (ex YM Milano)	3,129	1988	19,102	7,688
Lotus (ex CMA CGM Lotus)	3,098	1988	12,007	7,342
Independence (ex CMA CGM Vanille)	3,045	1986	10,772	5,690
Henry (ex CMA CGM Passiflore)	3,039	1986	13,658	5,594
Elbe** (ex Jiangsu Dragon)	2,917	1991	23,104	10,348
Kalamata** (ex California Dragon)	2,917	1991	22,907	9,881
Komodo** (ex Shenzhen Dragon)	2,917	1991	22,905	10,131
Hyundai Advance**	2,200	1997	31,053	24,862
Hyundai Future**	2,200	1997	31,075	24,878
Hyundai Sprinter	2,200	1997	31,047	24,968
Hyundai Stride**	2,200	1997	31,057	24,928
Hyundai Progress	2,200	1998	30,722	25,283
Hyundai Bridge	2,200	1998	31,255	25,858
Hyundai Highway	2,200	1998	31,249	25,843
Hyundai Vladivostok**	2,200	1997	31,074	24,772
Hanjin Montreal	2,130	1984	20,607	4,870

Total	291,149		3,703,782	$3,241,951

*
The cost of vessel comprises of the initial purchase price and the vessel additions since the date of purchase, or in relation to the newbuildings delivered as of December 31, 2011, the contract price and the items capitalized during the construction period.

**
As of December 31, 2011, the vessel's estimated market value is less than its carrying value. We believe that the aggregate carrying value of these 15 vessels exceeds their aggregate market value by approximately $83.6 million.

        We believe, however, that each of these 15 vessels, 13 of which are currently under time charter, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment described above under "—Impairment of Long-lived Assets". We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

Recent Accounting Pronouncements

Fair Value

        In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance will be effective for the Company beginning January 1, 2012. We do not anticipate that these changes will have a significant impact on the Company's consolidated financial statements.

Presentation of comprehensive income

        In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity's consolidated financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. We elected to early adopt the revised financial statement presentation for comprehensive income. The early adoption had no effect on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of March 30, 2012, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	56	President and CEO and Class I Director
Iraklis Prokopakis	61	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	39	Chief Financial Officer and Secretary
Dimitris Vastarouchas	44	Deputy Chief Operating Officer
George Economou	59	Class II Director
Andrew B. Fogarty	67	Class II Director
Myles R. Itkin	64	Class I Director
Miklós Konkoly-Thege	69	Class III Director
Robert A. Mundell	80	Class I Director

        The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2014 and the term of our Class III directors expires in 2013. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 28 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners and Vice Chairman of HELMEPA (Hellenic Maritime Protection Agency). Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 34 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 17 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led a variety of projects, the latest being the successfully concluded comprehensive financing plan of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 15 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Net Norske Veritas.

        George Economou has been a member of our board of directors since August 2010. Mr. Economou has over 33 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took Dryships Inc. public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen Dryships' growth into the largest US-listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Mr. Economou is also the Chairman, President and Chief Executive Officer of DryShips' Nasdaq-listed subsidiary, Ocean Rig Inc., an owner and operator of offshore drilling rigs and drillships. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

        Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 27 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, from 1989 Mr. Fogarty held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and as Special Assistant to the Chairman of CSX from 2006 to 2009. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

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

Compensation of Directors and Senior Management

        Non-executive directors receive annual fees of $62,500, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under "—Equity Compensation Plan." We not have service contracts with any of our directors, other than the employment agreements with our two directors who are also executive officers of our company, as described below under "—Employment Agreements."

        During the year ended December 31, 2011, we paid our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, with whom we have a services agreement and began directly compensating on January 1, 2011, an aggregate amount of $2.4 million in cash and recognized non-cash compensation expense of $2.0 million for equity awards granted in December 2011 as described below. Pursuant to the employment agreements we have entered into with these officers as described below, from time to time we may pay any bonus component of their compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan." On December 12, 2011, we granted an aggregate of 555,000 shares of common stock to our executive officers as follows: 195,000 shares to Dr. Coustas, 155,000 shares to Mr. Prokopakis, 125,000 shares to Mr. Chatzis and 80,000 shares to Mr. Vastarouchas. These shares may not be transferred, assigned, pledged, hypothecated or otherwise disposed of (other than for estate planning purposes in accordance with the equity compensation plan) until the earlier to occur of (i) the third anniversary of the date of grant and (ii) the average per share closing price of our common stock on the New York Stock Exchange (or any other securities exchange on which the common stock may be listed) for any period of fifteen consecutive trading days equals or exceeds $7.00 per share.

Employees

        We have three salaried employees, and have a services agreement with Dimitris Vastarouchas. Approximately 1,303 officers and crew members served on board the vessels we own as of December 31, 2011, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2011 and March 30, 2012, we had seven members on our board of directors. As of June 10, 2011, Dimitri J. Andritsoyiannis resigned as Vice President and Chief Financial Officer and from our board of directors, reducing the size of the board of directors to seven directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        In accordance with the terms of the August 6, 2010 subscription agreement between Sphinx Investments Corp. and us, we have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of any such nominee standing for election.

        During the year ended December 31, 2011, the board of directors held five meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member. Our board of directors has determined that each of Messrs. Fogarty, Economou, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met four times in 2011 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in 2012. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

        The board of directors and our company's management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        We have adopted a number of key documents that are the foundation of its corporate governance, including:

  •
  a Code of Business Conduct and Ethics for officers and employees;

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

Committees of the Board of Directors

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We comply fully with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies," however, as permitted for controlled companies, one member of the compensation committee is a non-independent director and, in accordance with Marshall Islands law, we obtained board of director approval but not shareholder approval for our August 2010 common stock sale. See "Item 16G. Corporate Governance."

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2011, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2011, there were two meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Myles R. Itkin and Robert A. Mundell (chairman) and, until June 10, 2011, had also included since 2006 Dimitri J. Andritsoyiannis, our former Chief Financial Officer, who was thereof not independent. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. The nominating and corporate governance committee did not meet during 2011.

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

  Employment Agreement with Evangelos Chatzis

        Our chief financial officer and secretary, Evangelos Chatzis, has entered into an employment agreement with us. The employment agreement provides that Mr. Chatzis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Chatzis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Chatzis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2014, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

        The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Chatzis without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Chatzis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Chatzis would be entitled to the greater of (a) €600,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

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

        As of December 12, 2011, we granted 555,000 to the executive officers of the Company, and recorded in "General and Administrative Expenses" an expense of $2.0 million, representing the fair value of the stock granted as at the date of grant. These shares may not be transferred, assigned, pledged, hypothecated or otherwise disposed of (other than for estate planning purposes in accordance with the Plan) until the earlier to occur of (i) the third anniversary of the date of grant and (ii) the average per share closing price of the Common Stock on the New York Stock Exchange (or any other securities exchange on which the Common Stock may be listed) for any period of fifteen (15) consecutive trading days equals or exceeds $7.00 per share.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of our common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of our common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at our Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 12, 2011, we granted 18,650 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. As of March 30, 2012, we have issued 18,041 new shares and we will issue 609 new shares of common stock in 2012 to be distributed to the employees of the Manager in settlement of the shares granted in 2011. During 2010, we granted an aggregate of 387,259 shares to all employees of the Manager and recorded an expense of $1.6 million in "General and Administrative Expenses" representing the fair value of the stock granted as at the date of grant. We distributed 4,898 shares of its treasury stock to the qualifying employees of the Manager during 2010, in settlement of the shares granted. The remaining shares were distributed in 2011. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under the Plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of our common stock. Pursuant to the terms of the Plan, directors may elect to receive in Common Stock all or a portion of their compensation. During 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. On the last business day of each quarter of 2011, rights to receive 22,200 shares in aggregate for the year ended December 31, 2011 were credited to the Director's Share Payment Account. As of December 31, 2011 less than $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. As of March 30, 2012, we issued 22,200 new shares of common stock, which were distributed to our directors in settlement of the shares granted in 2011. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.9% of our outstanding common stock as of March 30, 2012. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009, February 8, 2010 and December 16, 2011.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $13.5 million in 2011, $11.4 million in 2010 and $8.7 million in 2009. The related expenses are shown under "General and administrative expenses" on the statement of income. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $9.1 million and $11.1 million as of December 31, 2011 and 2010, respectively.

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

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For 2012 we will pay our manager the following fees and commissions: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission, effective January 1, 2012 pursuant to an amendment dated December 16, 2011, of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager's Hamburg-based office, (v) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

  Sale of Our Manager

        Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary). Under the terms of certain of our financing agreements, including the Bank Agreement, the failure of our Manager to continue managing our vessels securing such agreements would constitute an event of default thereunder.

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2011, 2010 and 2009, we paid premiums of $8.7 million, $7.3 million and $7.4 million, respectively, to The Swedish Club under these insurance policies.

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

  Common Stock Sale

        On August 6, 2010, we entered into agreements with several investors to sell to them 54,054,055 shares of our common stock for an aggregate purchase price of $200.0 million in cash. The shares were issued at $3.70 per share on August 12, 2010. This equity investment satisfied a condition to the Bank Agreement and approximately $425 million of new debt financing. The purchasers of the common stock included our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust (23,945,945 shares of common stock), a family trust established by our Chief Executive Officer Dr. John Coustas, and members of his family which together invested over $100.0 million. Additional investors included our Chief Operating Officer (108,109 shares of common stock) and our former Chief Financial Officer (270,271 shares of common stock), as well as Sphinx Investments Corp. (11,471,621 shares of common stock), a private company affiliated with George Economou, and other investors.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 30, 2012 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 30, 2012 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,604,040 shares of common stock outstanding as of March 30, 2012. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	61.9%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	471,384	*
Evangelos Chatzis Chief Financial Officer and Secretary	125,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	80,000	*
George Economou(2) Director	11,471,621	10.5%
Andrew B. Fogarty Director	105,429	*
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	65,810	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(3)	67,828,140	61.9%
Sphinx Investments Corp.(2)	11,471,621	10.5%
Avignon International Corporation(4)	8,108,109	7.4%
All executive officers and directors as a group (9 persons)	80,147,384	73.1%

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

(3)
Includes 67,633,140 shares which, according to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns and has sole voting power and sole dispositive power with respect to all such shares, and 195,000 held by Danaos Investments Limited as Trustee of the 883 Trust which were granted to Dr. Coustas as an equity award in December 2011. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these shares of common stock.

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

        As of March 28, 2012, we had approximately 10 stockholders of record, five of which were located in the United States and held an aggregate of 97,577,419 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 97,570,169 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 68,015,334 shares beneficially owned by our officers and directors resident outside the United States and 105,429 shares beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 61.9% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Our respective lenders under our existing credit facilities covered by the Bank Agreement and the New Credit Facilities will be entitled to require us to repay in full amounts outstanding under such respective credit facilities, if, among other circumstances, Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

        In 2011, we issued, for no additional consideration, an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All warrants will expire on January 31, 2019.

Item 8.    Financial Information

        See "Item 18. Financial Statements" below.

        Significant Changes.    No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

        Legal Proceedings.    On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company's board of directors. The derivative complaint challenges the amendments in 2009 and 2010 to the Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, we filed a motion to dismiss the Complaint. After briefing was completed, the Court heard oral argument on October 26, 2011. On December 21, 2011, the Court granted our motion to dismiss but gave plaintiff leave to file an amended complaint. Plaintiff filed the amended complaint on January 30, 2012. The amended complaint names the same parties and bases its claims on the same transactions. Our motion to dismiss the amended complaint was filed on March 15, 2012.

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

		High	Low
2007		$40.26	$21.55
2008		$29.96	$3.18
2009		$10.50	$2.72
2010	(Annual)	$5.25	$3.50
	First Quarter	5.00	3.82
	Second Quarter	5.25	3.60
	Third Quarter	4.56	3.50
	Fourth Quarter	4.75	3.71
2011	(Annual)	$7.87	$2.65
	First Quarter	$6.78	$3.73
	Second Quarter	7.87	5.00
	Third Quarter	5.94	2.65
	Fourth Quarter	4.11	2.77
	October 2011	4.11	2.77
	November 2011	3.76	3.17
	December 2011	3.85	3.15
2012	First Quarter (through March 28, 2012)	$4.88	$2.86
	January 2012	4.00	2.86
	February 2012	4.88	3.55
	March 2012 (through March 28, 2012)	4.30	3.49

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2011 and March 30, 2012, 109,563,799 shares and 109,604,040 shares, respectively, were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2011 and March 30, 2012, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

  Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and New Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All warrants will expire on January 31, 2019.

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

        The number of shares of our common stock issuable upon exercise of a warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in:

  •
  shares of the Company's common stock; or

  •
  options, warrants or rights to purchase, or securities convertible into or convertible or exercisable for, shares of common stock of the Company at an exercise price below the then current market price per share of the common stock.

        An adjustment will also be made in the event of a combination, subdivision or reclassification of the common stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment would be at least one percent (1%). No adjustments will be made for issuances under the Company's equity compensation plan, as amended or supplemented, which provides for issuances of up to six percent (6%) of the Company's outstanding common stock.

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

        For a description of the Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation, as amended February 12, 2009, February 8, 2010 and December 16, 2011, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

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

        For a description of the Restructuring Agreement, dated January 24, 2011, between the Company, its subsidiaries and its lenders and swap-counterparties and lenders and the Company's credit facilities and financing arrangements, please see "Item 5. Operating and Financial Review and Prospects—Bank Agreement." For additional information regarding our credit facilities, including the financial covenants contained therein, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2011, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2011 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2011 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2011 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        Approximately 61.9% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. As to the four vessel-owning subsidiaries referred to above, we believe that their qualification for the benefits of Section 883 for any taxable year will depend upon whether preferred shares issued by such subsidiaries, as to which we are not the direct or indirect shareholder of record, are owned, directly or under applicable ownership attribution rules, by "qualified shareholders" who comply with specified ownership certification procedures. There can be no assurance that such preferred shares will be treated as so owned with respect to any taxable year.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2011. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit recently held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

        Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock or warrants. In addition, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder of our common stock would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. Under the PFIC rules, a United States Holder of our warrants would not be permitted to make either a QEF election or a mark-to-market election with respect to our warrants.

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

        Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2011 and 2010 (in thousands).

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2011	Fair Value December 31, 2010
Interest rate swaps designated as hedging instruments
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(26,764)	$(27,093)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(18,532)	$(22,955)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(7,923)	$(10,659)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(7,962)	$(10,717)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(7,779)	$(10,440)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(47,139)	$(49,423)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(27,730)	$(27,784)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(28,143)	$(28,258)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(17,277)	$(37,425)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(22,604)	$(25,012)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(15,664)	$(14,270)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(15,826)	$(14,503)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(29,584)	$(26,125)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(29,468)	$(31,885)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(39,092)	$(35,944)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(15,370)	$(13,857)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$—	$(273)

Total fair value of swaps qualifying for hedging							$(356,857)	$(386,623)

Interest rate swaps not designated as hedging instruments
CITI*	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(29,579)	$(24,118)
Eurobank*	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(26,016)	$(21,167)

Total fair value of swaps not designated as hedging instruments							$(55,595)	$(45,285)

Total fair value							$(412,452)	$(431,908)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2011 and 2010 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2011	Fair Value December 31, 2010
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M	$1,917	$2,190
						BBA + 0.835% p.a.
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M	$2,047	$2,275
						BBA + 0.855% p.a.

Total fair value							$3,964	$4,465

        The total fair value change of the interest rate swaps for the years ended December 31, 2011, 2010 and 2009, amounted to $(0.5) million, $0.7 million and $(2.9) million, respectively, and is included in the consolidated Statement of Income in "Unrealized and realized losses on derivatives". The related asset of $4.0 million and $4.5 million million as of December 31, 2011 and 2010, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        The total fair value change of the underlying hedged debt for the years ended December 31, 2011, 2010 and 2009, amounted to $1.8 million, $0.8 million and $4.8 million, respectively, and is included in the consolidated Statement of Income in "Unrealized and realized losses on derivatives". The related liability of the fair value hedged debt of $3.4 million and $5.2 million is shown under "Long-term debt, net of current portion" in the consolidated balance sheet as of December 31, 2011 and 2010, respectively. The net ineffectiveness for the years ended December 31, 2011, 2010 and 2009, amounted to $1.3 million, $1.5 million and $1.9 million, respectively, and is shown in the consolidated Statement of Income in "Unrealized and realized loss on derivatives".

  Cash Flow Interest Rate Swap Hedges

        We, according to our long-term strategic plan to maintain relative stability in our interest rate exposure, have decided to swap part of our interest expenses from floating to fixed. To this effect, we have entered into 19 interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month U.S. Dollar LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the consolidated Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated Statement of Income immediately.

        We recorded in the consolidated statements of income hedge ineffectiveness gains/(losses) of $19.7 million, $(0.6) million and $(21.4) million for the years ended December 31, 2011, 2010 and 2009, respectively, unrealized gains/(losses) of $(10.3) million, $(36.5) million and $8.2 million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the years ended December 31, 2011, 2010 and 2009, respectively. Furthermore, deferred realized losses of $(0.2) million, $(8.6) and $(18.1) million were reclassified from "Accumulated other comprehensive income" in the consolidated balance sheets to the consolidated statements of income as of and for the years ended December 31, 2011, 2010 and 2009, respectively.

        In addition, we have reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to the consolidated statements of income an amount of $(4.2) million in the year ended December 31, 2010, in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation.

        The total fair value change of the interest rate swaps for the year ended December 31, 2011 and 2010, amounted to $19.5 million and $(124.4) million, respectively.

        The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $31.3 million, $38.5 million and $36.3 million were recorded in other comprehensive loss for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, an amount of $1.6 million, $0.5 million and $0.1 million was reclassified into earnings for the years ended December 31, 2011, 2010 and 2009, respectively, representing its amortization over the depreciable life of the vessels.

        We are in an over-hedged position under our cash flow interest rate swaps, which is due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from our private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $38.9 million, $28.8 million and $1.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. The over-hedged position described above will be gradually reduced and ultimately eliminated during the second half of 2012, following the delivery of all remaining newbuildings and the full drawdown of the loan.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2011, a 10 basis points increase increase in interest rates on floating rate debt outstanding at December 31, 2011 would result in an increase of approximately $0.4 million in earnings in 2012. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2011 we incurred approximately 39% of our operating expenses in currencies other than U.S. dollars. As of December 31, 2011, approximately 32% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2011. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2011, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2011, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2011.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2011, 2010 and 2009.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2011 and 2010 and breaks down these amounts by the category of service.

	2011	2010
	(in thousands of dollars)
Audit fees	$424.9	$444.2
Audit-related fees	34.5	—

Total fees	$459.4	$444.2

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

        Audit-related fees for 2011 include fees in connection with Registration Statements on Form F-3, which we filed with the SEC.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2011 or 2010.

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

        We did not repurchase any shares of our common stock in 2011 and 2009.

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

        The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, a non-independent director, who is a member of our management who also serves on our board of directors, serves on the compensation committee of our board of directors and, until June 10, 2011, on the nominating and corporate governance committee of our board of directors.

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

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-51 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation(1)
4.1.1	Addendum No. 1 to Amended and Restated Management Agreement, dated February 12, 2009 between Danaos Shipping Company Limited and Danaos Corporation(4)
4.1.2	Addendum No. 2 to Amended and Restated Management Agreement, dated February 8, 2010 between Danaos Shipping Company Limited and Danaos Corporation(7)
4.1.3	Addendum No. 3 to Amended and Restated Management Agreement, dated December 16, 2011, between Danaos Shipping Company Limited and Danaos Corporation
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)(1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1(8)
4.5	2006 Equity Compensation Plan(1)
4.5.1	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation(1)
4.10	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation(1)
4.11	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.12	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.13	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A.(3)

Number	Description
4.14	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)
4.15	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)
4.16	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.17	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.18	Loan Agreement, dated February 2, 2009, with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank(4)
4.19	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.20	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.21	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.22	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)
4.23	Credit Facility, dated February 21, 2011, with Citi (acting as an agent), ABN Amro and CEXIM(8)
4.24	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)
4.25	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)
4.26	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)
4.27	Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Deutsche Schiffsbank Aktiengesellschaft and Emporiki Bank of Greece S.A.(8)
4.28	Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)
4.29	Hyundai Vendor Financing Agreements(8)
4.30	Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)
4.31	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)
4.32	Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012
8	Subsidiaries
11.1	Code of Business Conduct and Ethics(2)
11.2	Code of Conduct(2)

Number	Description
11.3	Code of Ethics(2)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
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
15	Consent of Independent Registered Public Accounting Firm
101*	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):
(1) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010;
(2) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2011, 2010 and 2009;
(3) Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2011, 2010 and 2009;
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009; and
(5) Notes to the Consolidated Financial Statements as blocks of text.

*
Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

(8)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 8, 2011.

(9)
Previously filed as an exhibit to the Company's Form 6-K filed with the SEC on August 27, 2010.

(10)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on May 10, 2011.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, statements of changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2011 and December 31, 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2011 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 29, 2012

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2011	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$51,362	$229,835
Restricted cash	3	2,909	2,907
Accounts receivable, net		4,176	4,112
Inventories		16,187	9,918
Prepaid expenses		1,311	1,424
Due from related parties	14	9,128	11,106
Other current assets	7	8,218	7,528

Total current assets		93,291	266,830

Fixed assets, net	4	3,241,951	2,273,483
Advances for vessels under construction	5	524,286	904,421
Deferred charges, net	6	99,711	24,692
Other non-current assets	8,16b	28,865	19,704

Total non-current assets		3,894,813	3,222,300

Total assets		$3,988,104	$3,489,130

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$15,144	$14,748
Accrued liabilities	10	36,117	70,702
Current portion of long-term debt	13	41,959	21,619
Current portion of vendor financing	13	10,857	—
Unearned revenue		6,993	9,681
Other current liabilities	11,16a	120,623	129,747

Total current liabilities		231,693	246,497

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	2,960,288	2,543,907
Vendor financing, net of current portion	13	54,288	—
Unearned revenue, net of current portion		—	1,716
Other long-term liabilities	11,16a	299,300	304,598

Total long-term liabilities		3,313,876	2,850,221

Total liabilities		3,545,569	3,096,718

Commitments and Contingencies	19	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2011 and 2010)	22	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2011 and 2010. 109,563,799 and 108,611,555 issued as of December 31, 2011 and 2010, respectively. 109,563,799 and 108,610,921 shares outstanding as of December 31, 2011 and 2010, respectively)	22	1,096	1,086
Additional paid-in capital		545,884	489,672
Treasury stock	22	—	(3)
Accumulated other comprehensive loss	16a	(456,105)	(436,566)
Retained earnings		351,660	338,223

Total stockholders' equity		442,535	392,412

Total liabilities and stockholders' equity		$3,988,104	$3,489,130

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2011	2010	2009
OPERATING REVENUES	18	$468,101	$359,677	$319,511
OPERATING EXPENSES:
Voyage expenses		(10,765)	(7,928)	(7,346)
Vessel operating expenses		(119,127)	(88,271)	(92,327)
Depreciation	4	(106,178)	(77,045)	(60,906)
Amortization of deferred drydocking and special survey costs	6	(5,800)	(7,426)	(8,295)
Impairment loss	24	—	(71,509)	—
General and administrative expenses		(21,028)	(23,255)	(14,541)
Gain on sale of vessels	20	—	1,916	—

Income from operations		205,203	86,159	136,096

OTHER INCOME (EXPENSES):
Interest income		1,304	964	2,428
Interest expense		(55,124)	(41,158)	(36,208)
Other finance (expenses)/income, net		(14,581)	(6,055)	(2,290)
Other income/(expenses), net	25	(1,986)	(5,070)	(336)
Unrealized and realized losses on derivatives	16	(121,379)	(137,181)	(63,601)

Total Other Expenses, net		(191,766)	(188,500)	(100,007)

Net Income/(Loss)		$13,437	$(102,341)	$36,089

Other Comprehensive Income/(Loss)
Change in fair value of financial instruments		29,766	(94,093)	155,327
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization		(29,745)	(38,031)	(36,232)
Reclassification of unrealized losses to earnings		(19,560)	19,651	31,326

Total Other Comprehensive (Loss)/Income		(19,539)	(112,473)	150,421

Comprehensive (Loss)/Income		$(6,102)	$(214,814)	$186,510

EARNINGS/(LOSS) PER SHARE
Basic and diluted net income/(loss) per share		$0.12	$(1.36)	$0.66

Basic and diluted weighted average number of shares		109,045,468	75,435,716	54,549,794

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars, except number of shares)

	Common Stock		Treasury Stock
						Accumulated other comprehensive loss
	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital		Retained earnings	Total
As of January 1, 2009	54,543	$546	15	$(88)	$288, 615	$(474,514)	$404,475	$219,034
Comprehensive income/(loss):
Net income	—	—	—	—	—	—	36,089	36,089
Change in fair value of financial instruments	—	—	—	—	—	155,327	—	155,327
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	—	—	—	—	—	(36,232)	—	(36,232)
Reclassification of unrealized losses to earnings	—	—	—	—	—	31,326	—	31,326
Stock compensation	—	—	—	—	47	—	—	47
Treasury stock distributed	8	—	(8)	49	(49)	—	—	—

As of December 31, 2009	54,551	$546	7	$(39)	$288,613	$(324,093)	$440,564	$405,591

Comprehensive income/(loss):
Net loss	—	—	—	—	—	—	(102,341)	(102,341)
Change in fair value of financial instruments	—	—	—	—	—	(94,093)	—	(94,093)
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	—	—	—	—	—	(38,031)	—	(38,031)
Reclassification of unrealized losses to earnings	—	—	—	—	—	19,651	—	19,651
Treasury stock purchased	(12)	—	12	(50)	—	—	—	(50)
Treasury stock distributed	18	—	(18)	86	(86)	—	—	—
Issuance of common stock	54,054	540	—	—	199,460	—	—	200,000
Stock compensation	—	—	—	—	1,685	—	—	1,685

As of December 31, 2010	108,611	$1,086	1	$(3)	$489,672	$(436,566)	$338,223	$392,412

Comprehensive income/(loss):
Net Income	—	—	—	—	—	—	13,437	13,437
Change in fair value of financial instruments	—	—	—	—	—	29,766	—	29,766
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	—	—	—	—	—	(29,745)	—	(29,745)
Reclassification of unrealized losses to earnings	—	—	—	—	—	(19,560)	—	(19,560)
Treasury stock distributed	1	—	(1)	3	(3)	—	—	—
Warrants issued	—	—	—	—	54,043	—	—	54,043
Issuance of common stock	952	10	—	—	(10)	—	—	—
Stock compensation	—	—	—	—	2,182	—	—	2,182

As of December 31, 2011	109,564	$1,096	—	$—	$545,884	$(456,105)	$351,660	$442,535

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2011	2010	2009
Cash Flows from operating activities:
Net income/(loss)	$13,437	$(102,341)	$36,089
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	106,178	77,045	60,906
Amortization of deferred drydocking and special survey costs	5,800	7,426	8,295
Impairment loss	—	71,509	—
Write off of finance and other costs	—	1,084	412
Amortization of finance costs	9,700	1,340	889
Exit fee accrued on debt	1,592	—	—
Payments for drydocking and special survey costs deferred	(7,218)	(3,122)	(7,259)
Gain on sale of vessels	—	(1,916)	—
Stock based compensation	2,182	1,685	47
Change in fair value of warrants	2,253	—	—
Amortization of deferred realized losses on interest rate swaps	1,575	473	66
Unrealized (gain)/loss on derivatives	(10,537)	48,406	29,431
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	(31,320)	(38,504)	(36,298)
(Increase)/decrease in:
Accounts receivable	(64)	(380)	(2,613)
Inventories	(6,269)	(2,265)	417
Prepaid expenses	113	(368)	(57)
Due from related parties	1,978	(2,459)	(1,529)
Other assets, current and non-current	(10,352)	(13,857)	(273)
Increase/(decrease) in:
Accounts payable	396	4,905	(4,059)
Accrued liabilities	(15,853)	27,544	10,992
Unearned revenue, current and long term	(4,404)	1,857	(3,020)
Other liabilities, current and long-term	305	730	730

Net cash provided by operating activities	59,492	78,792	93,166

Cash flows from investing activities:
Vessels under construction and vessels additions	(644,593)	(589,512)	(375,220)
Net proceeds from sale of vessels and deposits received from vessel sale	—	1,764	2,311

Net cash used in investing activities	(644,593)	(587,748)	(372,909)

Cash flows from financing activities:
Proceeds from long-term debt	482,286	437,399	267,043
Payments on long-term debt	(45,369)	(208,751)	(32,219)
Proceeds from equity issuance	—	200,000	—
Treasury stock purchased	—	(50)	—
Deferred finance costs	(30,287)	(7,421)	(6,438)
Deferred public offering costs	—	—	(384)
(Increase)/Decrease in restricted cash	(2)	195,564	53,071

Net cash provided by financing activities	406,628	616,741	281,073

Net increase in cash and cash equivalents	(178,473)	107,785	1,330

Cash and cash equivalents, beginning of year	229,835	122,050	120,720

Cash and cash equivalents, end of year	$51,362	$229,835	$122,050

Supplementary Cash Flow information
Cash paid for interest, net of capitalized interest	$53,741	$38,590	$36,502
Non-cash capitalized interest on vessels under construction	$1,401	$8,557	$8,675
Non-cash other predelivery expenses on vessels under construction	$410	$—	$—
Final progress payments for delivered vessels financed under Vendor Financing arrangement	$65,145	$—	$—
Non-cash deferred financing fees	$56,519	$3,505	$—
Progress payments of vessels under construction accrued	$—	$—	$37,388

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

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 22, Stockholders' Equity.

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

        As of December 31, 2011, Danaos consolidated the vessel owning (including vessels under construction) companies (the "Danaos Subsidiaries") listed below, which all own container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Hanjin Montreal	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	Honour	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	Hope	1989	3,908
Appleton Navigation S.A.	May 12, 1998	Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	SCI Pride	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	1986	3,039
Independence Navigation Inc.	October 9, 2002	Independence	1986	3,045
Victory Shipholding Inc.	October 9, 2002	Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	APL Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Federal Marine Inc.	February 14, 2006	Hyunday Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	Taiwan Express	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Vessels under construction
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande(2)	2012	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together(2)	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity(2)	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	13,100

(1)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)
During the first quarter of 2012, the Company took delivery of the respective vessel.

2.    Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is obtained by the Company.

        The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Refer to Note 13, Long-Term Debt, which describes an arrangement under the credit facility with ABN Amro, Lloyds TSB and National Bank of Greece for a variable interest entity.

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

        Other Comprehensive Income/(Loss):    The Company follows the provisions of the accounting guidance for other comprehensive income/(loss), which requires separate presentation of certain transactions, which is recorded in a separate but consecutive statement after the Statement of Income.

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statements of income for each of the years ended December 31, 2011, 2010 and 2009 were $(0.1) million, $(0.1) million and $(1.6) million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $51.4 million as of December 31, 2011 (December 31, 2010: $229.8 million) comprised cash balances and short term deposits, of which short term time deposits were $14.6 million as of December 31, 2011 and $190.8 million as of December 31, 2010.

        Restricted Cash:    Cash restricted accounts include retention accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account. Refer to Note 3, Restricted Cash.

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

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of cost or market value as determined using the first-in, first-out method. Costs of spare parts are expensed as incurred.

        Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the consolidated balance sheet line item "Deferred Charges, net". The amortization expense associated with deferred financing fees is included in "Other finance (expense)/income, net" on the Statement of Income.

        Fixed Assets:    Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred. Interest costs while under construction are included in vessels' cost.

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

        Accounting for Special Survey and Drydocking Costs:    The Company follows the accounting guidance for planned major maintenance activities. Drydocking and special survey costs, which are reported in the balance sheet within "Deferred charges, net", include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

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

        As of December 31, 2011, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included a significant decline in the Company's stock price, volatility in the spot market and vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from 1 to 18 years for vessels in its current fleet and its contracted vessels, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as, historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        The Company's assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2011, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

        Pension and Retirement Benefit Obligations-Crew:    The crew on board the companies' vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post-retirement benefits.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

        Voyage Expenses:    Voyage expenses include port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by the Company's charterers, except in certain cases such as vessel re-positioning), address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which the Company charters its containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of the vessels' overall expenses.

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year time charters, such as those on which the Company charters 59 containerships in its current fleet as of December 31, 2011, and under short-term time charters, the Company pays for vessel operating expenses. Under bareboat charters, such as those on which the Company charters two of its containerships in its fleet as of December 31, 2011, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

        Derivative Instruments:    The Company entered into interest rate swap contracts to create economic hedges for its interest rate risks. When such derivatives do not qualify for hedge accounting, the Company presents these financial instruments at their fair value, and recognizes the fair value changes therefrom in the Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. If the probability that the forecasted transaction will not occur, the ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

        The Company shall discontinue hedge accounting prospectively for an existing hedge if the derivative expires or is sold, terminated or exercised, or the Company removes the designation of the hedge. In 2009, the Company revised its estimates of the forecasted debt timing, which resulted to certain cash flow interest rate swaps not to qualify for hedge accounting and be de-designated. The Company may elect to designate prospectively a new hedging relationship with a different hedging instrument or de-designate the derivative and re-designate it as a hedge of another exposure or designate an existing exposure not previously designated as a hedge. In the case of a cash flow hedge, the net gain or loss through the effective date of the actions above will remain in Other Comprehensive Income until the hedged item impacts earnings.

        The Company does not use financial instruments for trading or other speculative purposes.

        Earnings/(Loss) Per Share:    The Company has presented net income/(loss) per share for all periods presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted income/(loss) per share for the year ended December 31, 2011, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

        As of December 12, 2011, the Company granted an aggregate of 555,000 shares of common stock to the officers of the Company. Refer to Note 21, Stock Based Compensation.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in the form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 21, Stock Based Compensation.

Recent Accounting Pronouncements:

Fair Value

        In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance will be effective for the Company beginning January 1, 2012. We do not anticipate that these changes will have a significant impact on the Company's consolidated financial statements.

Presentation of comprehensive income

        In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity's consolidated financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company elected to early adopt the revised financial

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

statement presentation for comprehensive income. The early adoption had no effect on the the Company's consolidated financial statements.

3.    Restricted Cash

        Restricted cash accounts were as follows at December 31 (in thousands):

	2011	2010
Retention accounts	$2,909	$2,907

        The Company was required to maintain cash of $2.9 million as of December 31, 2011 and 2010, respectively, in retention bank accounts as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities.

4.    Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2010	$1,862,018	$(288,259)	$1,573,759
Additions	778,839	(77,045)	701,794
Disposals	(11,721)	9,651	(2,070)

As of December 31, 2010	$2,629,136	$(355,653)	$2,273,483

Additions	1,074,646	(106,178)	968,468

As of December 31, 2011	$3,703,782	$(461,831)	$3,241,951

i.
On January 22, 2010, the Company sold the MSC Eagle, a container built in 1978 with 1,704 TEU for gross proceeds of $4.6 million (and net proceeds of $4.1 million), following its agreement in December 2009 to sell the vessel to an unrelated third party upon the termination of its time charter in January 2010. As security for the execution of the agreement, the Company had received an advance payment of 50% of the sale consideration in 2009. The Company realized a net gain on this sale of $1.9 million.

ii.
On March 12, 2010, the Company took delivery of a newbuilding 6,500 TEU vessel, the CMA CGM Musset, for a contract price of $91.5 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

iii.
On May 17, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Nerval, for a contract price of $91.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

iv.
On May 19, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the YM Mandate, for a contract price of $99.0 million. The vessel has been deployed on an 18-year bareboat charter with one of the world's major liner companies.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Fixed Assets, Net (Continued)

v.
On May 27, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Buenos Aires, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

vi.
On July 2, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Rabelais, for a contract price of $91.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

vii.
On July 6, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Santos, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

viii.
On August 16, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Racine, for a contract price of $91.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

ix.
On August 18, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the YM Maturity, for a contract price of $99.0 million. The vessel has been deployed on an 18-year bareboat charter with one of the world's major liner companies.

x.
On October 11, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Versailles, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

xi.
On January 26, 2011, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Algeciras, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

xii.
On March 10, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Germany, for a contract price of $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xiii.
On April 6, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Italy, for a contract price of $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xiv.
On April 15, 2011, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Constantza, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

xv.
On May 4, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Greece, for a contract price of $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xvi.
On July 8, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Attila, for a contract price of $113.0 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xvii.
On August 22, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Tancredi, for a contract price of $113.0 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Fixed Assets, Net (Continued)

xviii.
On October 26, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Bianca, for a contract price of $113.0 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xix.
On December 15, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Samson, for a contract price of $113.0 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $361.5 million as of December 31, 2011 and $276.6 million as of December 31, 2010. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        The contract price of each newbuilding vessel, as discussed above, excludes any items capitalized during the construction period, such as interest expense and other predelivery expenses, which increase the total cost of each vessel recorded upon delivery under "Fixed Assets, net" in the Consolidated Balance Sheets.

5.    Advances for Vessels under Construction

        a)    Advances for vessels under construction were as follows at December 31 (in thousands):

	2011	2010
Advance payments for vessels	$196,730	$354,113
Progress payments for vessels	288,091	484,141
Capitalized interest	39,465	66,167

Total	$524,286	$904,421

        The Company entered into a newbuilding contract on September 19, 2007, with China Shipbuilding Trading Company, Limited for one 8,530 TEU vessel (the CMA CGM Melisande). The Company had paid a total amount of $94.0 million as of December 31, 2011 of advances and progress payments in relation to this contract. The vessel was built by Shanghai Jiangnan Changxing Heavy Industry Company Limited and was delivered in the first quarter of 2012. The Company has arranged with a major liner company to charter the vessel for 12 years upon its delivery.

        The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 13,100 TEU containerships (the Hyundai Together, the Hyundai Tenacity, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $168.5 million. The Hyundai Together and the Hyundai Tenacity were delivered to the Company in the first quarter of 2012. The Company had paid a total amount of $383.8 million as of December 31, 2011 of advances and progress payments in relation to these contracts. The remaining vessels are expected to be delivered to the Company in the second quarter of 2012. The Company has arranged to charter

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Advances for Vessels under Construction (Continued)

each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        b)    Advances for vessels under construction and transfers to vessels' cost as of December 31, 2011 and 2010 were as follows (in thousands):

As of January 1, 2010	1,194,088
Additions	577,996
Impairment loss	(71,509)
Write-off of accrued progress payments and capitalized interest to shipyards of newbuildings cancelled	(15,396)
Transfer to vessels' cost	(780,758)

As of December 31, 2010	$904,421

Additions	693,030
Transfer to vessels' cost	(1,073,165)

As of December 31, 2011	$524,286

6.    Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2010	$9,406	$11,177	$20,583
Additions	3,122	10,926	14,048
Written off amounts	(89)	(1,084)	(1,173)
Amortization	(7,426)	(1,340)	(8,766)

As of December 31, 2010	$5,013	$19,679	$24,692
Additions	7,218	83,301	90,519
Amortization	(5,800)	(9,700)	(15,500)

As of December 31, 2011	$6,431	$93,280	$99,711

        The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

        On March 2, 2011, the Company committed to issue 15,000,000 warrants to its lenders under the Bank Agreement and the New Credit Facilities to purchase, solely on a cash-less exercise basis, shares of its common stock. On March 17, 2011, the Company issued 11,213,713 warrants at an initial exercise price of $6.00 per share, which exercise price was increased to $7.00 per share on March 29, 2011 upon

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Deferred Charges, Net (Continued)

the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. On April 1, 2011 and May 23, 2011, the Company issued the remaining 3,711,417 and 74,870 warrants (out of the total of 15,000,000 warrants), respectively, at an exercise price of $7.00 per share. All warrants issued will expire on January 31, 2019. The Company will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis. The Company has also registered 8,044,176 warrants (following the request of certain banks) and underlying shares of common stock for resale under the Securities Act.

        The fair value of the warrants as of March 2, 2011 of $51.8 million (the date the Company entered into the warrant agreement) was estimated using the Binominal model and the assumptions used to calculate the fair value were the underlying stock price of $3.45, initial exercise price of $6.00 per share based on the warrant agreement, volatility of 72% based on historical data of the Company's closing share price since its initial public offering, time to expiration based upon the contractual life, short-term (risk-free) interest rate based upon the treasury securities with a similar expected term and no dividends being paid. On March 29, 2011, the exercise price of the warrants was increased to $7.00 per share, in accordance with the warrant agreement, following the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure.

        The warrants were considered a liability instrument from March 2, 2011 up to the date the exercise price was fixed to $7.00 per share and were marked to market. On March 29, 2011, the warrants were reclassified from liability to equity since the exercise price was fixed and the warrants met all conditions for classification as equity. Therefore, assuming no changes to the existing warrant agreement, any future changes in the fair value of the warrants subsequent to the amendment date of the exercise price will not be recognized in the financial statements so long as the warrant continues to meet equity classification criteria in future periods. The warrants were considered non-cash fees paid to the Company's lenders and are deferred and will be amortized over the life of the respective facilities in accordance with the effective interest method.

        The fair value of the warrants on the amendment date of March 29, 2011 was $54.1 million compared to $51.8 million as of March 2, 2011. The $2.3 million loss arising from the change in the fair value of the warrants from March 2, 2011 to March 29, 2011 has been recorded in the Statement of Income under "Other finance costs".

7.    Other Current Assets

        Other current assets consisted of the following at December 31 (in thousands):

	2011	2010
Insurance claims	$4,692	$4,537
Advances to suppliers and other assets	3,526	2,991

Total	$8,218	$7,528

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks, are expected to be fully collected.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Other Non-current Assets

        Other non-current assets consisted of the following at December 31 (in thousands):

	2011	2010
Fair value of swaps	$3,964	$4,465
Other assets	24,901	15,239

Total	$28,865	$19,704

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

        In this respect, the Company recorded a note receivable from ZIM in "Other non-current assets" of $23.5 million and $13.7 million as of December 31, 2011 and 2010, respectively.

        In respect to the fair value of swaps, refer to Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9.    Accounts Payable

        Accounts payable consisted of the following at December 31 (in thousands):

	2011	2010
Suppliers, repairers	$12,148	$12,251
Insurers, agents, brokers	1,486	856
Other creditors	1,510	1,641

Total	$15,144	$14,748

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Accrued Liabilities

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2011	2010
Accrued payroll	$1,109	$1,029
Accrued interest	10,543	16,863
Accrued expenses	24,465	52,810

Total	$36,117	$70,702

        The Company recorded accrued interest of $15.8 million as of December 31, 2010 in relation to the margin increase of its $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank in accordance with the Bank Agreement (refer to Note 13, Long-Term Debt), which was cash settled in March 2011.

        Accrued expenses mainly consisted of accrued realized losses of cash flow interest rate swaps (2011: $18.5 million, 2010: $19.5 million) and other accruals related to the operation of the Company's fleet (2011: $6.0 million, 2010: $8.5 million). In addition, accrued expenses of $24.8 million as of December 31, 2010 were cash settled during 2011 ($7.1 million of accrued interest to shipyards in relation to deferred progress payments, which were paid on delivery of the respective vessels in 2011, as well as $17.7 million of restructuring fees). Refer to Note 13, Long-term Debt, for further details on fees related to the Company's restructuring agreement.

11.    Other Current and Long-term Liabilities

        Other current liabilities consisted of the following at December 31 (in thousands):

	2011	2010
Fair value of swaps	120,623	129,747

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2011	2010
Fair value of swaps	$291,829	$302,161
Other long-term liabilities	7,471	2,437

Total	$299,300	$304,598

        Other long-term liabilities mainly consist of $4.7 million of deferred fees accrued in relation to the Bank Agreement (refer to Note 13, Long-Term Debt), which will be cash settled in December 31, 2014 and are recorded at amortized cost.

        In respect to the fair value of swaps, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Lease Arrangements

  Charters-out

        The future minimum revenue, expected to be earned on non-cancelable time charters with initial terms of one year or more consisted of the following at December 31, 2011 (in thousands):

2012	$578,625
2013	569,815
2014	548,655
2015	548,148
2016	538,845
2017 and thereafter	2,704,105

Total future revenue	$5,488,193

        Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel, or every 5 years for vessels less than 15-years old, and which may last approximately 10 to 15 days.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt

        Long-term debt as of December 31, 2011 and 2010 consisted of the following (in thousands):

Lender	As of December 31, 2011	Current portion	Long-term portion	As of December 31, 2010	Current portion	Long-term portion
The Royal Bank of Scotland	$663,300	$—	$663,300	$611,812	$—	$611,812
HSH Nordbank	35,000	—	35,000	35,000	—	35,000
The Export-Import Bank of Korea ("KEXIM")	49,679	10,369	39,310	60,048	10,369	49,679
The Export-Import Bank of Korea & ABN Amro	90,609	11,250	79,359	101,859	11,250	90,609
Deutsche Bank	180,000	—	180,000	180,000	—	180,000
Emporiki Bank of Greece	156,800	—	156,800	156,800	—	156,800
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	664,325	—	664,325	688,075	—	688,075
Credit Suisse	221,100	—	221,100	221,100	—	221,100
ABN Amro-Lloyds TSB-National Bank of Greece	253,200	—	253,200	253,200	—	253,200
Deutsche Schiffsbank-Credit Suisse-Emporiki Bank of Greece	298,500	—	298,500	252,432	—	252,432
The Royal Bank of Scotland (New Credit Facility)	57,200	—	57,200	—	—	—
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (New Credit Facility)	70,250	—	70,250	—	—	—
ABN Amro-Lloyds TSB-National Bank of Greece (New Credit Facility)	37,100	—	37,100	—	—	—
Sinosure CEXIM-Citi-ABN Amro Credit Facility	203,400	20,340	183,060	—	—	—
Club Facility (New Credit Facility)	16,780	—	16,780	—	—	—
Comprehensive Financing Plan exit fee accrued	1,592	—	1,592	—	—	—
Fair value hedged debt	3,412	—	3,412	5,200	—	5,200

Total long-term debt	$3,002,247	$41,959	$2,960,288	$2,565,526	$21,619	$2,543,907

Hyundai Samho Vendor Financing	$65,145	$10,857	$54,288	—	—	—

        All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

        Maturities of long-term debt for the years subsequent to December 31, 2011 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Total principal payments
2012	$41,959	$—	$41,959
2013	122,132	35,893	158,025
2014	123,275	34,653	157,928
2015	137,927	74,012	211,939
2016	132,477	128,889	261,366
2017 and thereafter	430,178	1,735,848	2,166,026

Total long-term debt	$987,948	$2,009,295	$2,997,243

        The maturities of long-term debt for the twelve month periods subsequent to December 31, 2011 are based on the terms of the Bank Agreement, under which the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after March 31, 2013; thereafter until December 31, 2018 it will be required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow for such quarter (as defined below). The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Maturities of Hyundai Samho vendor financing for the years subsequent to December 31, 2011, are as follows (in thousands):

2012	$10,858
2013	21,715
2014	21,715
2015	10,857

Total vendor financing	$65,145

        On April 14, 2010, the Company signed a supplemental agreement with the Royal Bank of Scotland to release the balance of its restricted cash with the bank of $169.9 million and the immediate application of such amount as prepayment of the $700.0 million senior credit facility. The amount prepaid pursuant to this agreement was available for re-drawing as progress payments to shipyards for the specific newbuildings.

        On August 12, 2010, the Company entered into a supplemental agreement which amended the interest rate margin and the financial covenants of its KEXIM-ABN Amro credit facility. Specifically,

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

the financial covenants were aligned with those set forth in the Bank Agreement (see below), effective from June 30, 2010 through June 30, 2012, and the interest rate margin was increased by 0.5 percentage points for the same period. As of February 9, 2012, the Company signed a new supplemental letter extending the terms of the August 12, 2010 supplemental letter through June 30, 2014. The Company's credit facility with KEXIM contains only a collateral coverage ratio covenant.

        On September 27, 2010, the Company entered into a financing facility with Hyundai Samho Heavy Industries ("Hyundai Samho") for an amount of $190 million in respect of eight of its newbuilding containerships being built by Hyundai Samho (Hull Nos. S458, S459 and S460, as well as Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy and Hanjin Germany), in the form of delayed payment of a portion of the final installment for each such newbuilding over a period of 4 years, from the delivery of the respective vessels, which will bear interest at a rate of 8% per annum. As of December 31, 2011, the Company had taken delivery of Hanjin Greece, Hanjin Italy and Hanjin Germany.

        On February 21, 2011, the Company entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China ("CEXIM"), for an amount of $203.4 million to finance the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, which were all delivered to the Company in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covered a number of political and commercial risks associated with the credit facility.

Bank Agreement

        On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company's then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continue to provide the Company's then-existing credit facilities and waived any existing covenant breaches or defaults under its existing credit facilities as of December 31, 2010 and amended the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement. All conditions relating to the effectiveness of the Bank Agreement were satisfied, including definitive documentation for the Hyundai Samho Vendor Financing entered into September 27, 2010, documentation evidencing the cancellation of three newbuilding agreements entered into in May 2010, entry into the Sinosure-CEXIM Credit Facility on February 21, 2011 and the receipt of $200 million in net proceeds from equity issuances, which occurred in August 2010, including an investment by the Company's Chief Executive Officer.

        In accordance with the accounting guidance for troubled debt restructuring, the Company's debt does not meet the conditions of troubled debt restructuring as the lenders have not granted a concession. The effective borrowing rate of the restructured debt is higher than the effective borrowing rate of the old debt.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of the Company's existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

        The Company was required to make a margin adjustment fee payment equal to 1.55 percentage points of the applicable balance under its previously existing Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility, calculated for the period from July 1, 2009 to the closing date under the Bank Agreement of March 4, 2011, to the participating lenders who are party to the HSH Facility Agreement. During the year ended December 31, 2010, $15.8 million of margin adjustment fees were accrued and recorded as interest expense in the Statement of Income or capitalized into the cost of the vessels under construction. The remaining fees of $1.8 million were incurred in 2011 and the total amount of $17.6 million was cash settled in March 2011.

        The Company was also required to make a waiver adjustment payment, in respect of prior waivers obtained in 2009 and 2010 (contingent upon the closing of the Bank Agreement), such that each lender under any of the Company's existing credit facilities prior to entry into the Bank Agreement would receive cumulative waiver fees during the preceding period of 0.2% of its existing financing commitments. This fee totaled $2.6 million and was paid in January 2011. As of December 31, 2011, it was deferred and will be amortized over the life of the respective credit facilities using the effective interest rate method.

        The Company was also required to pay an amendment fee equal to 0.5% of the outstanding commitments under each existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon the signing of the Bank Agreement and the remaining 40% is due on December 31, 2014. This amendment fee is accrued under the "Other long-term liabilites" in the consolidated balance sheet and is deferred and amortized over the life of the respective credit facilities with the effective interest method.

        The Company was also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and which commitment fee was amended to 0.75% for the period after March 4, 2011, which fees are capitalized in cost of vessels under construction as it relates to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011) relating to conditions in respect of the Sinosure-CEXIM credit facility. This amendment fee is deferred and will be amortized over the life of the new debt using the effective interest method. Finally, all reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, were also payable by the Company.

  Principal Payments

        Under the terms of the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after March 31, 2013; thereafter, the Company will be required to make quarterly principal payments in fixed amounts, in relation to the

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

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the Company's consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company's consolidated debt, would be applied first to the prepayment of the New Credit Facilities and after the New Credit Facilities are repaid, to the existing credit facilities. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

        Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows

  •
  50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), excluding the $200 million of net equity proceeds which was a condition to the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

    Bank Agreement and were received in August 2010 for which there are no specified required uses, after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the New Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the New Credit Facilities and then to the existing credit facilities. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company's respective lenders under its existing credit facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

  Covenants and Events of Defaults

        Under the terms of the existing facilities, before the Bank Agreement was entered into on January 24, 2011, the Company was in breach of various covenants in its credit facilities as of December 31, 2010, for which it had not obtained waivers. In addition, although the Company was in compliance with the covenants in its credit facilities with KEXIM and KEXIM-ABN Amro, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenants and waived all covenant breaches or defaults under its existing credit facilities as of December 31, 2010, as well as amended future covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of December 31, 2011 and, based on currently prevailing containership charter rates and vessel values, expects to be in compliance for the next 12 month period from the date of the consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        Under the Bank Agreement, the financial covenants under each of the Company's existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants below through June 30, 2014 under the supplemental letter dated August 12, 2010 and amendment thereto dated February 9, 2012 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

  •
  maintain a ratio of (i) the market value of all of the vessels in the Company's fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company's consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company's aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        Under the terms of the Bank Agreement, the existing credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

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

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities ("New Credit Facilities"):

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by Hull No. S459, Hanjin Italy and CMA CGM Rabelais and customary shipping industry collateral related thereto (the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

    $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by Hull No. S458 and Hanjin Greece and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Germany and customary shipping industry collateral related thereto;

  (iv)
  a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

  (v)
  a $80 million credit facility with Citibank and Eurobank, which is secured by Hull No. S460 and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

        As of December 31, 2011, $181.4 million was outstanding under the above New Credit Facilities and there were $243.4 million of undrawn funds available.

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

        The Company committed to pay an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million of which was paid and deferred in August 2010 (the date the commitment letter was entered into) and $5.2 million which was contingent upon entering into each of these new credit facilities and was paid in January 2011 and is deferred and amortized through the statement of income over the life of the respective facilities with the interest rate method.

        The Company is also required to pay a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan. The Company is required to pay a fee of $10.0 million if it does not repay at least $150.0 million in the aggregate under the New Credit Facilities with equity proceeds by December 31, 2013. All reasonable expenses of the lenders, including the fees and expenses of their financial and legal advisors, were paid by the Company.

  Principal Payments

        Under the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its New Credit Facilities until after March 31, 2013 and thereafter it will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

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

  Collateral and Guarantees

        The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the existing credit facilities the Company has with such lenders. The lenders under the other New Credit Facilities also received a lien on the respective vessels securing such New Credit Facilities as additional collateral in respect of its existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hull No. S460 as collateral in respect of its currently unsecured interest rate arrangements with them.

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

Sinosure-CEXIM-Citi-ABN Amro Credit Facility

        On February 21, 2011, the Company entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Sinosure-CEXIM Credit Facility") of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. The Company took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

        As of December 31, 2011, $203.4 million was outstanding under the credit facility and there were no undrawn funds available.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. Upon entering into the credit facility, the Company became committed to pay a commitment fee of 1.14% on undrawn amounts and it paid an arrangement fee of $4.0 million, as well as a flat fee of $8.8 million to Sinosure for its participation. The Company is required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM Credit Facility requires the Company to:

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

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

  Collateral

        The Sinosure-CEXIM Credit Facility is secured by customary pre-delivery and post-delivery shipping industry collateral with respect to the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing the respective tranche.

Hyundai Samho Vendor Financing

        The Company entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of its newbuilding containerships being built by Hyundai Samho, Hull Nos. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy and Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding.

        Borrowings under this facility bear interest at a fixed interest rate of 8%. The Company will be required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Exit Fee

        The Company will be required to pay an aggregate Exit Fee of $15.0 million payable on the common maturity date of the New Credit Facilities of December 31, 2018, or such earlier date when all of the New Credit Facilities are repaid in full, which will accrete in the consolidated Statement of Income over the life of the respective facilities (with the effective interest method) and is reported under "Long-term debt, net of current portion" in the consolidated Balance Sheet. As of December 31, 2011, the Company has recognized an amount of $1.6 million.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

Credit Facilities Summary Table

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Existing Credit Facilities
The Royal Bank of Scotland(2)	$23.5	$663.3	Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$—	$664.3	The Elbe (ex Jiangsu Dragon), the Kalamata (ex California Dragon), the Komodo (ex Shenzhen Dragon), the Henry (ex CMA CGM Passiflore), the APL Commodore (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Marathonas (ex MSC Marathon), the Messologi (ex Maersk Messologi, the Mytilini (ex Maersk Mytilini), the Hope (ex YM Yantian), the Honour (ex Al Rayyan), the SCI Pride (ex YM Milano), the Lotus (ex CMA CGM Lotus), the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal
Emporiki Bank of Greece S.A.	$—	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$—	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Credit Suisse	$—	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$—	$253.2	The YM Colombo, the Taiwan Express (ex YM Seattle), the YM Vancouver and the YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$—	$298.5	The ZIM Dalian, the Hanjin Santos and the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$—	$35.0	The Deva (ex Bunga Raya Tujuh) and the Derby D (ex Bunga Raya Tiga)
KEXIM	$—	$49.7	The CSCL Europe and the CSCL America (ex MSC Baltic)
KEXIM-ABN Amro	$—	$90.6	The CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$53.5	$70.3	HN S459, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$42.8	$57.2	HN S458 and the Hanjin Germany
ABN Amro Club Facility	$—	$37.1	The Hanjin Greece
Club Facility	$67.1	$16.8	Hyundai Together and Hyundai Tenacity
Citi-Eurobank	$80.0	$—	HN S460
Sinosure-CEXIM	$—	$203.4	CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson
Vendor Financing
Hyundai Samho	$124.9	$65.1	Second priority liens on Hyundai Together, Hyundai Tenacity, S458, S459, S460, the Hanjin Germany, the Hanjin Italy and the Hanjin Greece.

(1)
As of December 31, 2011.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Long-Term Debt (Continued)

(2)
This credit facility is also secured by a second priority lien on the Derby D (ex Bunga Raya Tiga), the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

(3)
This credit facility is also secured by second priority liens on the Maersk Deva (ex Bunga Raya Tujuh), the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

        In 2008, the Company entered into a credit facility of $253.2 million with ABN Amro (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, Taiwan Express, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies' subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company's subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2011, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        As of December 31, 2011, the Company was in compliance with the covenants under its Bank Agreement and its other credit facilities. In addition, under the prevailing market conditions and vessel values, the Company expects to be in compliance for the next twelve month period from the date of these consolidated financial statements.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2011, 2010 and 2009 was 2.5%, 2.7% and 3.1%, respectively.

        Total interest paid during the years ended December 31, 2011, 2010 and 2009 was $78.4 million, $60.4 million and $62.4 million, respectively.

        The total amount of interest cost incurred in 2011 was $71.2 million (2010: $65.0 million, 2009: $69.3 million). The amount of interest expensed in 2011 was $55.1 million (2010: $41.2 million, 2009: $36.2 million) and the amount of interest capitalized in 2011 was $16.1 million (2010: $23.8 million, 2009: $33.1 million).

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

        On February 12, 2009, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $0.725 million per newbuilding vessel for the supervision of newbuilding contracts. On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. The incremental amount of the management fees above the previous fee level were payable by the Company, as accrued until the date of payment, at any time before the end of 2010. During 2011, the management fee levels remained the same as the 2010 fee levels.

        The Manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings). On December 16, 2011, the Company signed an addendum to the management contract adjusting the commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, effective January 1, 2012, to a commission of 1.0%.

        Management fees in 2011 amounted to approximately $13.5 million (2010: $11.4 million, 2009: $8.7 million), which are shown under "General and administrative expenses" on the consolidated statements of income. Commissions to Manager in 2011 amounted to approximately $3.4 million (2010: $2.6 million, 2009: $2.3 million), which are shown under "Voyage expenses" on the consolidated statements of income.

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $9.1 million and $11.1 million as of December 31, 2011 and 2010, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2011, 2010 and 2009 the Company paid premiums to The Swedish Club of $8.7 million, $7.3 million and $7.4 million, respectively. As of December 31, 2011 the Company did not have any outstanding balances with The Swedish Club and as of December 31, 2010, it owed to The Swedish Club an amount of $0.1 million.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Financial Instruments (Continued)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Financial Instruments (Continued)

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2011 and 2010 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2011	Fair Value December 31, 2010
Interest rate swaps designated as hedging instruments
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(26,764)	$(27,093)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(18,532)	$(22,955)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(7,923)	$(10,659)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(7,962)	$(10,717)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(7,779)	$(10,440)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(47,139)	$(49,423)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(27,730)	$(27,784)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(28,143)	$(28,258)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(17,277)	$(37,425)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(22,604)	$(25,012)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(15,664)	$(14,270)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(15,826)	$(14,503)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(29,584)	$(26,125)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(29,468)	$(31,885)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(39,092)	$(35,944)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(15,370)	$(13,857)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$—	$(273)

Total fair value of swaps qualifying for hedging							$(356,857)	$(386,623)

Interest rate swaps not designated as hedging instruments
CITI*	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(29,579)	$(24,118)
Eurobank*	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(26,016)	$(21,167)

Total fair value of swaps not designated as hedging instruments							$(55,595)	$(45,285)

Total fair value							$(412,452)	$(431,908)

        The Company recorded in the consolidated statements of income hedge ineffectiveness gains/(losses) of $19.7 million, $(0.6) million and $(21.4) million for the years ended December 31, 2011, 2010 and 2009, respectively, unrealized gains/(losses) of $(10.3) million, $(36.5) million and $8.2 million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the years ended December 31, 2011, 2010 and 2009, respectively. Furthermore, deferred realized losses of $(0.2) million, $(8.6) and $(18.1) million were reclassified from "Accumulated other comprehensive income" in the consolidated balance sheets to the consolidated statements of income as of and for the years ended December 31, 2011 2010 and 2009, respectively.

        In addition, the Company has reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to the consolidated statements of income an amount of $(4.2) million in the year ended December 31, 2010, in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Financial Instruments (Continued)

        The total fair value change of the interest rate swaps for the year ended December 31, 2011 and 2010, amounted to $19.5 million and $(124.4) million, respectively.

        The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $31.3 million, $38.5 million and $36.3 million were recorded in other comprehensive loss for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, an amount of $1.6 million, $0.5 million and $0.1 million was reclassified into earnings for the years ended December 31, 2011, 2010 and 2009, respectively, representing its amortization over the depreciable life of the vessels.

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2011	2010	2009
	(in millions)
Total realized losses	$(163.8)	$(129.4)	$(72.9)
Realized losses deferred in Other Comprehensive Loss	31.3	38.5	36.3

Realized losses expensed in consolidated Statements of Income	(132.5)	(90.9)	(36.6)
Unrealized gains/(losses)	9.2	(45.7)	(31.3)
Amortization of deferred realized losses	(1.6)	(0.5)	(0.1)
Accelerated amortization of deferred realized losses	—	(4.2)	—

Unrealized and realized losses on cash flow interest rate swaps	$(124.9)	$(141.3)	$(68.0)

        The Company is in an over-hedged position under its cash flow interest rate swaps, which is due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from the Company's private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $38.9 million, $28.8 million and $1.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. The over-hedged position described above will be gradually reduced and ultimately eliminated during the second half of 2012, following the delivery of all remaining newbuildings and the full drawdown of the loan.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Financial Instruments (Continued)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2011 and 2010, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2011	Fair Value December 31, 2010
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$1,917	$2,190
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$2,047	$2,275

Total fair value							$3,964	$4,465

        The total fair value change of the interest rate swaps for the years ended December 31, 2011, 2010 and 2009, amounted to $(0.5) million, $0.7 million and $(2.9) million, respectively, and is included in the consolidated statement of income in "Unrealized and realized losses on derivatives". The related asset of $4.0 million and $4.5 million as of December 31, 2011 and 2010, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        The total fair value change of the underlying hedged debt for the years ended December 31, 2011, 2010 and 2009, amounted to $1.8 million, $0.8 million and $4.8 million, respectively, and is included in the consolidated statement of income in "Unrealized and realized losses on derivatives". The related liability of the fair value hedged debt of $3.4 million and $5.2 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2011 and 2010, respectively. The net ineffectiveness for the years ended December 31, 2011, 2010 and 2009, amounted to $1.3 million,

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Financial Instruments (Continued)

$1.5 million and $1.9 million, respectively, and is shown in the Statement of Income in "Unrealized and realized losses on derivatives".

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	(in millions)
Unrealized gains/(losses) on swap asset	$(0.5)	$0.7	$(2.9)
Unrealized gains/(losses) on fair value of hedged debt	1.0	(0.2)	3.7
Amortization of fair value of hedged debt	0.8	1.0	1.1
Realized gains	2.2	2.6	2.5

Unrealized and realized losses on fair value interest rate swaps	$3.5	$4.1	$4.4

  c.    Fair Value of Financial Instruments

        The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$3,964	$—	$3,964	$—
Liabilities
Interest rate swap contracts	$412,452	$—	$412,452	$—

	Fair Value Measurements as of December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$4,465	$—	$4,465	$—
Liabilities
Interest rate swap contracts	$431,908	$—	$431,908	$—

        Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Financial Instruments (Continued)

calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 16(a)-(b) above for further information on the Company's interest rate swap contracts.

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2011, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2011		As of December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$51,362	$51,362	$229,835	$229,835
Restricted cash	$2,909	$2,909	$2,907	$2,907
Accounts receivable, net	$4,176	$4,176	$4,112	$4,112
Notes receivable from ZIM	$23,538	$23,847	$13,730	$13,711
Accounts payable	$15,144	$15,144	$14,748	$14,748
Long-term debt, including current portion	$3,002,247	$3,002,247	$2,565,526	$2,565,526
Vendor financing, including current portion	$65,145	$65,034	$—	$—

17.    Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2011	2010	2009
Hanjin	18%	Under 10%	Under 10%
HMM Korea	15%	19%	22%
CSCL	10%	13%	14%
CMA CGM	17%	17%	15%
YML	14%	17%	18%
Maersk	Under 10%	Under 10%	11%
ZIM	11%	14%	14%

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.    Operating Revenue by Geographic Location

        Operating revenue by geographic location for the years ended December 31, was as follows (in thousands):

Continent	2011	2010	2009
Australia—Asia	$329,300	$258,995	$231,290
Europe	138,801	100,682	88,221

Total Revenue	$468,101	$359,677	$319,511

19.    Commitments and Contingencies

Commitments

        The Company, as of December 31, 2011 and 2010, had outstanding commitments of $482.5 million and $1,131.3 million, respectively, for the construction of container vessels as follows (in thousands):

Vessel	TEU	Contract Price	As of December 31, 2011	As of December 31, 2010
Hanjin Algeciras	3,400	55,880	—	27,940
Hanjin Constantza	3,400	55,880	—	27,940
CMA CGM Attila	8,530	113,000	—	33,900
CMA CGM Tancredi	8,530	113,000	—	56,500
CMA CGM Bianca	8,530	113,000	—	56,500
CMA CGM Samson	8,530	113,000	—	56,500
CMA CGM Germany	10,100	145,240	—	72,620
CMA CGM Italy	10,100	145,240	—	79,883
CMA CGM Greece	10,100	145,240	—	87,144
CMA CGM Melisande	8,530	117,500	23,500	47,000
Hyundai Together	13,100	168,542	85,084	117,066
Hyundai Tenacity	13,100	168,542	85,084	117,066
Hull S-458	13,100	168,542	85,084	117,066
Hull S-459	13,100	168,542	101,850	117,066
Hull S-460	13,100	168,542	101,850	117,066

	145,250	$1,959,690	$482,452	$1,131,257

Contingencies

        On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company's board of directors at the time the complaint was filed. The derivative complaint challenges the amendments in 2009 and 2010 to the Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. After briefing was completed, the Court heard oral argument on October 26, 2011. On December 21, 2011, the Court granted the Company's motion

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    Commitments and Contingencies (Continued)

to dismiss but gave the plaintiff leave to file an amended complaint. Plaintiff filed the amended complaint on January 30, 2012. The amended complaint names the same parties and bases its claims on the same transactions. The Company's motion to dismiss the amended complaint was filed on March 15, 2012.

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

20.    Sale of Vessels

        No vessels were sold by the Company in 2011.

        The "Gain on sale of vessels" of $1.9 million for the period ended December 31, 2010, reflects the sale of MSC Eagle, on January 22, 2010. The gross sale consideration was $4.6 million. The Company realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in early January 2010. In December 2009, the Company received an advance payment of 50% of the sale consideration as security for the execution of the agreement.

        No vessels were sold by the Company in 2009.

21.    Stock Based Compensation

        As of December 12, 2011, the Company granted an aggregate of 555,000 shares of common stock to the executive officers of the Company, and recorded in "General and Administrative Expenses" an expense of $2.0 million, representing the fair value of the stock granted as at the date of grant.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 12, 2011, the Company granted 18,650 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. The Company issued 18,041 new shares of common stock in 2012 and will issue the remaining 609 shares of common stock in 2012 to be distributed to the employees of the Manager in settlement of the shares granted in 2011 (as described below in Note 26, Subsequent Events). During 2010, the Company granted an aggregate of 387,259 shares to employees of the Manager and recorded an expense of $1.6 million in "General and Administrative Expenses" representing the fair value of the stock granted

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.    Stock Based Compensation (Continued)

as at the date of grant. The Company distributed 4,898 shares of its treasury stock to the qualifying employees of the Manager during 2010, in settlement of the shares granted. The remaining 382,361 shares were distributed in 2011 (as described below in Note 22, Stockholders' Equity).

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. During 2010, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation in the third and fourth quarter of 2010. On the last business day of each quarter of 2011 and 2010, rights to receive 22,200 and 15,517 shares in aggregate for the years ended December 31, 2011 and 2010, respectively, were credited to the Director's Share Payment Account. As of December 31, 2011 and 2010, respectively, less than $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Company issued 22,200 new shares of common stock in 2012, which were distributed to its directors in settlement of the shares granted in 2011 (refer to Note 26, Subsequent Events). Of the new shares issued by the Company in 2011, as described in Note 22, Stockholders' Equity, 15,517 shares were distributed to directors of the Company in settlement of shares credited as of December 31, 2010.

22.    Stockholders' Equity

        As of December 31, 2011 and 2010, the shares issued were 109,563,799 and 108,611,555, respectively, and the shares outstanding (which excludes the Treasury stock held by the Company as discussed below) were 109,563,799 and 108,610,921, respectively.

        During 2011, the Company issued 952,878 new shares, of which 952,244 were newly issued shares and 634 were treasury shares, to the employees of the Manager, the directors of the Company and the Company's employees (refer to Note 21, Stock Based Compensation).

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

Sheet. During 2009, the Company distributed 8,358 shares of its treasury stock to directors of the Company and the employees of the Manager in settlement of shares granted. As at March 4, 2010, the Company had re-acquired 12,000 shares for an aggregate purchase price of $49,882. During 2010, the Company distributed 18,008 shares of its treasury stock to directors of the Company and the employees of the Manager in settlement of shares granted (refer to Note 21, Stock Based Compensation). During 2011, the Company distributed 634 shares of its treasury stock to the Directors of the Company in settlement of shares granted (refer to Note 21, Stock Based Compensation). As of December 31, 2011, 2010 and 2009, the Company held nil, 634 and 6,642 shares, respectively, which were recorded as Treasury stock in the consolidated Balance Sheet.

        During 2011 and 2010, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 13, Long-term Debt) the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        The Company issued 15.0 million warrants, for no additional consideration, to its existing lenders participating in the Bank Agreement covering the Company's existing credit facilities and certain new credit facilities, entitling such lenders to purchase, solely on a cash-less exercise basis, additional shares of its common stock, at an exercise price of $7.00 per share. The Company has also agreed to register the warrants and underlying common stock for resale under the Securities Act, and registered 8,044,176 warrants and underlying shares in 2011. Refer to Note 6, "Deferred charges, net"

23.    Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(losses) per share for the years ended December 31 (in thousands):

	2011	2010	2009
Numerator:
Net income/(loss)	$13,437	$(102,341)	$36,089
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	109,045.5	75,435.7	54,549.8

        The Warrants issued in 2011 were excluded from the diluted Earnings/(losses) per Share for the year ended December 31, 2011, because they were antidilutive.

24.    Impairment Loss

        No impairment loss was recorded in 2011.

        On March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.    Impairment Loss (Continued)

recorded an impairment loss of $71.5 million consisting of cash advances of $64.35 million paid to the shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, the Company signed the cancellation agreement.

        No impairment loss was recorded in 2009.

25.    Other income/(expenses), net

        Other income/(expenses), net, of $(2.0) million in 2011 mainly consisted of legal and advisory expenses of $(2.3) million (attributed to fees related to preparing and structuring the comprehensive financing plan of the Company), which were partially offset by $0.3 million income in relation to other non-operating items.

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

26.    Subsequent Events

        On February 16, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Together. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On February 28, 2012, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Melisande. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On March 8, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Tenacity. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        Between January 13, 2012 and February 2, 2012, the Company issued 40,241 new shares of common stock, to the employees of the Manager and directors of the Company and the Company has agreed to issue in 2012 an additional 609 shares of common stock to employees of the Manager, all in respect of grants made in 2011 as described in Note 21, Stock Based Compensation.