Form 20-F
period 2012-12-31
Danaos Corp
filed 2013-03-01
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Evangelos Chatzis
Chief Financial Officer
c/o Danaos Shipping Co. Ltd
14 Akti Kondyli
185 45 Piraeus
Greece
Telephone: +30 210 419 6480
Facsimile: +30 210 419 6489
(Name, Address, Telephone Number and Facsimile Number of Company Contact Person)

            Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value per share Preferred stock purchase rights	New York Stock Exchange New York Stock Exchange

            Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

            Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

            As of December 31, 2012, there were 109,604,040 shares of the registrant's common stock outstanding.

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

  •
  our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service our outstanding indebtedness;

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2012. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of comprehensive income, changes in stockholders'equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and the consolidated balance sheets at December 31, 2012 and 2011, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	In thousands, except per share amounts and other data
STATEMENT OF INCOME
Operating revenues	$589,009	$468,101	$359,677	$319,511	$298,905
Voyage expenses	(13,503)	(10,765)	(7,928)	(7,346)	(7,476)
Vessel operating expenses	(123,356)	(119,127)	(88,271)	(92,327)	(89,246)
Depreciation	(143,938)	(106,178)	(77,045)	(60,906)	(51,025)
Amortization of deferred drydocking and special survey costs	(6,070)	(5,800)	(7,426)	(8,295)	(7,301)
Impairment loss	(129,630)	—	(71,509)	—	—
Bad debt expense	—	—	—	—	(181)
General and administrative expenses	(20,379)	(21,028)	(23,255)	(14,541)	(11,617)
Gain on sale of vessels	830	—	1,916	—	16,901

Income from operations	152,963	205,203	86,159	136,096	148,960

Interest income	1,642	1,304	964	2,428	6,544
Interest expense	(87,340)	(55,124)	(41,158)	(36,208)	(34,740)
Other finance expenses	(18,107)	(14,581)	(6,055)	(2,290)	(2,047)
Other (expenses)/income, net	811	(1,986)	(5,070)	(336)	(1,060)
Unrealized and realized losses on derivatives	(155,173)	(121,379)	(137,181)	(63,601)	(597)

Total other expenses, net	(258,167)	(191,766)	(188,500)	(100,007)	(31,900)

Net (loss)/income from continuing operations	$(105,204)	$13,437	$(102,341)	$36,089	$117,060

Net loss from discontinued operations	$—	$—	$—	$—	$(1,822)

Net (loss)/income	$(105,204)	$13,437	$(102,341)	$36,089	$115,238

PER SHARE DATA(i)
Basic and diluted net (loss)/income per share of common stock from continuing operations	$(0.96)	$0.12	$(1.36)	$0.66	$2.15
Basic and diluted net loss per share of common stock from discontinued operations	$—	$—	$—	$—	$(0.04)
Basic and diluted net (loss)/income per share of common stock	$(0.96)	$0.12	$(1.36)	$0.66	$2.11
Basic and diluted weighted average number of shares	109,613	109,045	75,436	54,550	54,557
CASH FLOW DATA
Net cash provided by operating activities	$166,558	$59,492	$78,792	$93,166	$135,489
Net cash used in investing activities	(369,789)	(644,593)	(587,748)	(372,909)	(511,986)
Net cash provided by financing activities	207,497	406,628	616,741	281,073	433,722
Net increase/(decrease) in cash and cash equivalents	4,266	(178,473)	107,785	1,330	57,225
BALANCE SHEET DATA (at period end)
Total current assets	$98,673	$93,291	$266,830	$300,504	$250,194
Total assets	4,212,045	3,988,104	3,489,130	3,142,711	2,828,464
Total current liabilities, including current portion of long-term debt	365,252	231,693	246,497	2,518,007	122,215
Current portion of long-term debt	125,076	41,959	21,619	2,331,678	42,219
Current portion of Vendor financing	57,388	10,857	—	—	—
Long-term debt, net of current portion	3,097,472	2,960,288	2,543,907	—	2,054,635
Vendor financing, net of current portion	121,754	54,288	—	—	—
Total stockholders' equity	440,304	442,535	392,412	405,591	219,034
Common stock(i)	109,604	109,564	108,611	54,551	54,543
Common stock at par value	1,096	1,096	1,086	546	546
OTHER DATA
Number of vessels at period end (containerships)	64	59	50	42	38
TEU capacity at period end (containerships)	363,049	291,149	219,929	172,433	153,174
Ownership days (containerships)	22,910	20,053	16,675	14,794	13,780
Operating days (containerships)	21,297	19,576	16,393	14,589	13,448

(i)
As adjusted for 634 shares, 6,642 shares and 15,000 shares held by the Company and reported as Treasury Stock as of December 31, 2010, 2009 and 2008, respectively. As of December 31, 2012 and 2011, the Company held nil Treasury Stock.

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

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2012:

  •
  On an actual basis; and

  •
  on an as adjusted basis to reflect in the period from January 1, 2013 to February 28, 2013 scheduled debt repayment of $7.0 million, of which $3.6 million relates to the Hyundai Samho Vendor financing and $3.4 million to Sinosure-CEXIM-Citi-ABN Amro credit facility.

        In addition, from January 1, 2013 to February 28, 2013, we issued 559 new shares of common stock distributed to the employees of our manager in respect of equity awards granted in 2011, as well 13,613 new shares of common stock distributed to our Directors in settlement of shares granted in 2012 (see Note 21, Stock Based Compensation to our consolidated financial statements included elsewhere in this annual report).

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2013 and February 28, 2013.

	As of December 31, 2012
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$3,401,690	$3,394,724

Stockholders' equity:
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted)	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,604,040 shares issued and outstanding actual and 109,618,212 shares issued and outstanding as adjusted(2)(3)	1,096	1,096
Additional paid-in capital	546,023	546,023
Accumulated other comprehensive loss	(353,271)	(353,271)
Retained earnings	246,456	246,456

Total stockholders' equity	440,304	440,304

Total capitalization	$3,841,994	$3,835,028

(1)
Total debt actual and as adjusted includes $179.1 million and $175.5 million of vendor financing, respectively. All of our indebtedness is secured.

(2)
Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

(3)
We have agreed to issue in 2013 an additional 35,151 new shares of common stock to employees of our manager in respect of equity awards granted in 2012 and 2011.

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

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. Since the third quarter 2011 the containership market has deteriorated sharply, after limited recovery in the second half of 2010 and early 2011 from the lows of late 2008 and 2009. The benchmark rates declined in all quoted size sectors, with the deepest decline in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008 and $8,900 in December 2012. The decline in charter rates is due to various factors, including the level of global trade, including exports from China to Europe and the United States, and containership capacity. The decline in the containership market has affected the major liner companies which charter our vessels, some of which obtained third party aid and restructured their obligations. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. Before the covenant levels in our financing arrangements were reset in the first quarter of 2011 at levels at which we are now in compliance, we had to obtain waivers from the lenders under all but one of our credit facilities because we had not been in compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults in the container shipping industry. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values and any future declines in these rates and values can affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has generally adversely affected containership values since the middle of 2008. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we had to obtain waivers of breaches of covenants in all but one of our loan agreements. Under the agreement ("Bank Agreement") we entered into in the first quarter of 2011 for the restructuring of our existing credit facilities and new credit facilities, the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in 2018.

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

        As of February 22, 2013, we have not been able to re-charter six of our containerships, aggregating 24,355 TEU in capacity, which had completed their charters, at profitable rates. As a result, those six vessels have been laid-up, since the latter part of 2011 or 2012, as applicable (including the Henry which we agreed to sell to a third party). Of our other 57 vessels, eight are deployed on time charters expiring between March 2013 and December 2013. Given the current depressed state of the containership charter market, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 63 containerships, excluding six vessels laid-up as of February 22, 2013, are currently employed under time or bareboat charters with nine liner companies, with 91% of our revenues in 2012 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

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

        In recent years, a number of major liner companies, including some of our charterers, have announced efforts to obtain third party aid and restructure their obligations and request charter modifications, as well as an intention to reduce the number of vessels they charter-in, which circumstances may increase the likelihood of losing a charterer or the benefits of a time charter.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has again experienced severe declines since mid-2011, as it had in the second half of 2008 and 2009 before a limited recovery in the second half of 2010 and early 2011, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market.

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

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hanjin, Hyundai Merchant Marine Korea (or Hyundai),Yang Ming, China Shipping and Zim have represented substantial amounts of our revenue. In 2012, approximately 91% of our operating revenues were generated by these six customers, while in 2011, approximately 85% of our operating revenues was derived by these customers. As of the date of this filing, we have charters for four of our vessels with China Shipping, for ten of our vessels with CMA CGM, for 15 of our vessels with Hyundai, for eight of our vessels with Hanjin, for six of our vessels with Yang Ming and for six of our vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues, some of which liner companies including CMA CGM and Zim publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and obtained third party aid and restructured their obligations, including charter contracts. We contributed to Zim's restructuring by agreeing to the deferred payment of 17.5% of the charter hire due under the charters for six of our vessels for a period ending on December 31, 2012, which arrangement we have agreed to extend until June 30, 2013. Many liner companies reported losses during 2012, although slightly improved from the significant losses they incurred in 2011. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade, and in 2008 and 2009 the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Containership charter rates again declined sharply beginning in the third quarter of 2011, after limited improvement in 2010 and 2011, and remain well below long-term averages. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

        Our ability to recharter our six containerships that are laid-up as of February 22, 2013 (aside from one such vessel which we have agreed to sell with delivery scheduled to occur by March 5, 2013) and our other containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. The charters for eight of our existing vessels expire between March 2013 and December 2013. If the charter market is depressed, as it has been with only marginal improvement since the second half of 2008, when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at a rate whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

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

        As of December 31, 2012, we had outstanding indebtedness of $3.4 billion and, while we have no remaining borrowing availability under our existing loan agreements, we may incur substantial additional indebtedness, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, further grow our fleet. Although we are not scheduled to make repayments of principal until May 15, 2013 under our credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, Sinosure-CEXIM credit facility and Hyundai Vendor Financing, this level of debt could have important consequences to us, including the following:

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

        Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009. Credit markets and the debt and equity capital markets have been distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

        We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline and could cause the price of our common stock to decline further.

Weak economic conditions throughout the world, particularly in Europe and in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

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

        The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with almost 12% of the world containership fleet estimated to be out of service at its high point as of December 2009, and the idle capacity of the global containership fleet was 3.4% of total fleet capacity at the end of September 2012. Moreover, newbuilding containerships with an aggregate capacity of 3.5 million TEUs, representing approximately 21% of the world's fleet capacity at the beginning of October 2012, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in 2011 and 2009, as well as having announced plans to reduce the number of vessels they charter-in as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

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

        While the size of the containership order book has declined from historic highs since mid-2008, at the beginning of the fourth quarter of 2012 newbuilding containerships with an aggregate capacity of 3.5 million TEUs were under construction representing approximately 21% of existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. The charters for eight of our vessels expire between March 2013 and December 2013, and six of our vessels are not currently employed and laid-up.

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

        In addition, a number of our competitors in the containership sector, including several that are among the largest charter owners of containerships in the world, have been established in the form of a German KG (Kommanditgesellschaft), which provides tax benefits to private investors. Although the German tax law was amended to significantly restrict the tax benefits to taxpayers who invest in these entities after November 10, 2005, the tax benefits afforded to all investors in the KG-model shipping entities continue to be significant, and such entities may continue to be attractive investments. Their focus on these tax benefits allows the KG-model shipping entities more flexibility in offering lower charter rates to liner companies. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by these sizeable competitors can have a depressing effect throughout the charter market.

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

Delays in deliveries of any newbuilding vessels we may order or any secondhand vessels we may agree to acquire could harm our business.

        Delays in the delivery of any newbuilding containerships we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under any arranged time charters and could result in the cancellation of such time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of any newbuilding containership could also be delayed because of, among other things:

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

  •
  requests from the liner companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and container shipping demand;

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel;

  •
  our inability to obtain requisite permits or approvals; or

  •
  a dispute with the shipyard building the vessel.

        The shipbuilders with which we contract for any newbuilding may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under any newbuilding contracts we enter into, which would be banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

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

Certain of the containerships in our fleet are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

        The chartering arrangements with respect to the CMA-CGM Moliere, the CMA-CGM Musset, the CMA-CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate, made at the time of entry into the applicable charter, of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $129.6 million impairment loss we recorded as of December 31, 2012 for thirteen of our older vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

        Due to the sharp decline in world trade and containership charter rates, the market values of the containerships in our fleet are currently significantly lower than prior to the downturn that began in the second half of 2008. Containership values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

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

        We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2012, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets and we performed impairment testing and we recorded an impairment loss of $129.6 million for thirteen of our older vessels. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

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

        We have no remaining borrowing availability under our existing credit facilities. In order to fund our capital expenditures, we generally plan to use equity financing given the restrictions that are contained in our restructured credit facilities and new financing arrangements on the use of cash from our operations, debt financings and asset sales for purposes other than debt repayment. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Moreover, only a portion of the proceeds from any equity financings that we are able to complete will be permitted to be used for purposes other than debt repayment under our restructured and new financing arrangements. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to maintain the operating capacity of our fleet or grow our fleet and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

        We have no remaining borrowing availability under our existing credit facilities. We intend, however, to borrow against vessels we may acquire in the future as part of our medium to long term growth plan to the extent permitted under our existing financing arrangements. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders' equity, as well as charges against our income.

        We have entered into interest rate swaps, in an aggregate notional amount of $3.1 billion as of December 31, 2012, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $39.3 million as of December 31, 2012, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may again incur substantial losses, as we did in 2012 and prior years.

        Since our discontinuation of hedge accounting for interest rate swaps and any other derivative instruments from July 1, 2012, we recognize all fluctuations in the fair value of such contracts in our consolidated statements of comprehensive income. Recognition of such fluctuations in our income statement may increase the volatility of our earnings.

        Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR. Although relatively stable from 2009 through 2012, LIBOR was volatile in prior years, during which the spread between LIBOR and the prime lending rate widened, at times significantly.

        The United Kingdom's Financial Services Authority (the "FSA") has recently proposed changes that would increase government oversight of the calculation of LIBOR and reduce the currencies and increase the number of banks included in its calculation. We cannot predict what effect the FSA's announced changes will have on LIBOR.

        Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2012, we incurred approximately 33.7% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

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

        In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our vessels, the Henry (ex CMA CGM Passiflore) in Long Beach, California, our manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed, among other things, to develop and implement an approved third party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

        International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans- shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers and charter owners.

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

        From time to time on charterers' instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "ITRA") which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the "IFCPA") which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

        From January 2009 through December 2012, vessels in our fleet made a total of 154 calls to ports in Iran, Syria and Sudan, representing approximately 1% of our 16,173 calls on worldwide ports (our vessels had no calls to ports in Cuba). Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 63 containerships had an average age (weighted by TEU capacity) of approximately 6.6 years as of February 22, 2013, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

        The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

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

The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

        Dr. Coustas, our chief executive officer, has entered into a restrictive covenant agreement with us under which he is precluded during the term of our management agreement with our manager, Danaos Shipping, and for one year thereafter from owning and operating drybulk ships or containerships larger than 2,500 TEUs and from acquiring or investing in a business that owns or operates such vessels.

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

        Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates provides us with our executive officers from January 1, 2013 and provides us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager. Our management agreement with any new manager may not be as favorable.

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

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006, reaching a high of $40.26 per share in 2007 and a low of $2.44 per share, most recently in the third quarter of 2012, and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

        If the market price of our common stock remains below $5.00 per share our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

        We issued 15 million warrants, for no additional consideration, to our existing lenders participating in the Bank Agreement covering our then existing credit facilities and certain new credit facilities, entitling such lenders to purchase, solely on a cash-less exercise basis, additional shares of our common stock, at an initial exercise price of $7.00 per share. We have also agreed to register the warrants and underlying common stock for resale under the Securities Act, and have registered 8,044,176 warrants and underlying shares.

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

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.8% of our outstanding shares of common stock as of February 28, 2013. These shares may be sold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owned, directly or indirectly, approximately 61.9% of our outstanding common stock as of February 28, 2013. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

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

        While there are legal uncertainties involved in this determination, including as a result of a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2012. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

If we became subject to Liberian taxation, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows, would be materially reduced.

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

        The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the "Amended Act"). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

        If, however, our Liberian subsidiaries were subject to Liberian income tax under the Amended Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 63 containerships comprising our fleet as of February 22, 2013 (following the sale of the Independence on February 13, 2013 but including the Henry which we have agreed to sell). In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued warrants to purchase 15 million shares of our common stock. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia and Cyprus, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 28, 2013, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 22, 2013, we had a fleet of 63 containerships aggregating 360,004 TEUs (including the Henry, which we have agreed to sell), making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of February 22, 2013, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters with initial terms that range from less than one to 18 years, excluding the six vessels currently laid-up.

Our Fleet

  General

        In 2012, we completed our extensive new-building program that has established Danaos as one of the largest containership operating lessors in the world. Since going public in 2006, we have more than tripled our TEU carrying capacity, which has grown at a 21% compounded annual growth rate through the end of 2012. Today, our fleet is one of the most modern in the industry and includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector.

        On December 7, 2012, we received the "Ship of the Year" award at the Lloyd's List Greek Shipping Awards 2012. The prize was awarded for the Hyundai Ambition, a 13,100 TEU containership built at Hyundai Heavy Industries and delivered to us on June 29, 2012. The Hyundai Ambition is the last of a series of five 13,100 TEU containerships delivered to us in 2012 and chartered to Hyundai Merchant Marine for 12 years. The vessel is fitted with an electronically controlled main engine in compliance with Tier II International Maritime Organization ("IMO") nitrogen oxides ("NOx") emissions standards and the phase II IMO Energy Efficiency Design Index ("EEDI") equipped with turbocharger cut-out measures, and is capable of super slow steaming down to 10% of maximum engine load. It is equipped with an advanced performance monitoring system with on line analysis for power measurement and multi-stations alarm monitoring controls. The vessel has undergone extensive trim optimization tests to enhance its performance and is coated with the latest silyl SPC coatings.

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of February 22, 2013, our containership fleet was comprised of 55 containerships deployed on time charters and two containerships deployed on bareboat charter, as well as six containerships which are currently laid-up. The average age (weighted by TEU) of the 63 vessels in our containership fleet was approximately 6.6 years as of February 22, 2013. As of December 31, 2012, the average remaining duration of the charters for our containership fleet, excluding the vessels laid-up, was 9.7 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 63 cellular containerships as of February 22, 2013.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
Hyundai Together	2012	13,100	12 years	February 2024	Hyundai
Hyundai Tenacity	2012	13,100	12 years	March 2024	Hyundai
Hyundai Smart	2012	13,100	12 years	May 2024	Hyundai
Hyundai Speed	2012	13,100	12 years	June 2024	Hyundai
Hyundai Ambition	2012	13,100	12 years	June 2024	Hyundai
Hanjin Germany	2011	10,100	12 years	March 2023	Hanjin
Hanjin Italy	2011	10,100	12 years	April 2023	Hanjin
Hanjin Greece	2011	10,100	12 years	May 2023	Hanjin
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CSCL America	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(2)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(2)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(2)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(2)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(2)	2010	6,500	12 years	July 2022	CMA-CGM
Commodore (ex Hyundai Commodore)(8)	1992	4,651	1 year	February 2014	MSC
Duka (ex Hyundai Duke)(3)	1992	4,651	—	—	Laid-up
Hyundai Federal (ex APL Federal)(4)	1994	4,651	0.5 years	April 2013	Hyundai
Panamax
Marathonas	1991	4,814	—	—	Laid-up
Messologi	1991	4,814	—	—	Laid-up
Mytilini	1991	4,814	1 year	March 2013	MSC
SNL Colombo (ex YM Colombo)(5)	2004	4,300	12 years	March 2019	Yang Ming
YM Singapore	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle (ex Taiwan Express)(6)	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	3 years	February 2014	Maersk
Deva	2004	4,253	9.5 years	December 2013	Maersk
Honour	1989	3,908	—	—	Laid-up
Hope	1989	3,908	1 year	July 2013	MSC
Hanjin Santos	2010	3,400	10 years	May 2020	Hanjin

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Hanjin Versailles	2010	3,400	10 years	August 2020	Hanjin
Hanjin Algeciras	2011	3,400	10 years	November 2020	Hanjin
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	Hanjin
Hanjin Constantza	2011	3,400	10 years	February 2021	Hanjin
Pride (ex SCI Pride)(7)	1988	3,129	—	—	Laid-up
Lotus	1988	3,098	1 year	July 2013	MSC
Henry(9)	1986	3,039	—	—	Laid-up
Elbe	1991	2,917	1 year	May 2013	TS Lines
Kalamata	1991	2,917	1 year	August 2013	MSC
Komodo	1991	2,917	1 year	August 2013	MSC
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(3)
On October 25, 2012, the Hyundai Duke was renamed to Duka.

(4)
On January 31, 2012, the APL Federal was renamed to Hyundai Federal at the request of the charterer of this vessel.

(5)
On March 18, 2012, the YM Colombo was renamed to SNL Colombo at the request of the charterer of this vessel.

(6)
On April 9, 2012, the Taiwan Express was renamed the YM Seattle at the request of the charterer of this vessel.

(7)
On July 21, 2012, the SCI Pride was renamed to Pride.

(8)
On February 6, 2012, the Hyundai Commodore was renamed the Commodore.

(9)
On February 8, 2013, we entered into an agreement to sell the Henry and we concluded the sale and delivered the vessel to the buyers on February 28, 2013.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 22, 2013, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services.

        The containerships in our fleet are deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years, other than six containerships, aggregating 24,355 TEUs, laid-up as of February 22, 2013. These charters expire at staggered dates ranging from March 2013 to the second quarter of 2028, with no more than 14 scheduled to expire in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

  Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate, made at the time of entry into the applicable charter, of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

Management of Our Fleet

        Our chief executive officer, chief operating officer, chief financial officer and deputy chief operating officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term that expired on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer, each of which is appointed by our board of directors.

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

        Danaos Shipping manages our fleet under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year periods if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2013 our manager receives the following fees and commissions: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager's Hamburg-based office, (iv) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (v) a flat fee of $725,000 per newbuilding vessel, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. In addition, on January 1, 2013, our Manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of Euro 1.4 million per year.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime, Seaspan Corporation and Costamare Inc. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest in such entities after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities may continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

        The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and, in the past, a relative scarcity of secondhand containerships, which necessitated reliance on newbuildings which can take a number of years to complete. We focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships.

Crewing and Employees

        We have four shore-based officers, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer. In each case, from January 1, 2013, their services are provided under our Management Agreement with our Manager, Danaos Shipping, and prior to that time were directly employed by us, other than our Deputy Chief Operating Officer with whom we previously had a services agreement. As of December 31, 2012, 1,296 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 138 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
Marathonas	August 2013	August 2013
Hyundai Progress	February 2013	September 2017
Hyundai Highway	March 2013	November 2017
Hyundai Bridge	March 2013	October 2017
Kalamata	June 2013	July 2013
CMA CGM Musset	June 2013	March 2015
Pride	August 2013	August 2013
CMA CGM Nerval	August 2013	May 2015
Hanjin Buenos Aires	August 2013	May 2015
Zim Rio Grande	July 2013	July 2013
Zim Sao Paolo	September 2013	September 2013

Vessel Name	Next Survey	Next Drydocking
Duka	October 2013	October 2013
CMA CGM Rabelais	October 2013	July 2015
Hanjin Santos	October 2013	May 2015
CMA CGM Racine	November 2013	August 2015
Zim Kingston	November 2013	November 2013
CSCL Pusan	December 2013	July 2014
Hanjin Versailles	January 2014	October 2015
Zim Monaco	January 2014	January 2014
CSCL Le Havre	February 2014	August 2014
Deva	March 2014	March 2014
SNL Colombo	March 2014	March 2014
Zim Dalian	March 2014	March 2014
Lotus	April 2014	July 2013
Derby D	April 2014	April 2014
Hanjin Algeciras	April 2014	January 2016
Zim Luanda	June 2014	June 2014
Hope	July 2014	May 2014
Honour	August 2014	August 2014
CSCL Europe	August 2014	August 2014
Elbe	November 2014	March 2014
Komodo	November 2014	March 2014
CSCL America	November 2014	August 2014
CMA CGM Moliere	September 2014	September 2014
YM Singapore	September 2014	September 2014
Messologi	June 2014	January 2016
Hanjin Germany	June 2014	March 2016
Mytilini	June 2014	March 2016
Hanjin Italy	July 2014	April 2016
Hanjin Constantza	July 2014	April 2016
Hanjin Greece	August 2014	May 2016
CMA CGM Attila	October 2014	July 2016
CMA CGM Tancredi	November 2014	August 2016
Henry(1)	January 2015	August 2013
CMA CGM Bianca	January 2015	October 2016
CMA CGM Samson	March 2015	December 2016
CMA CGM Melisande	May 2015	February 2017
Hyundai Smart	August 2015	May 2017
Hyundai Together	May 2015	February 2017
Hyundai Tenacity	June 2015	March 2017
Commodore	September 2015	April 2017
Hyundai Speed	September 2015	June 2017
Hyundai Ambition	September 2015	June 2017
Hyundai Federal	October 2015	February 2017
Hyundai Vladivostok	October 2015	July 2017
Hyundai Advance	October 2015	February 2017
YM Seattle	December 2015	March 2015
Hyundai Stride	December 2015	June 2017
Hyundai Future	December 2015	September 2017
YM Vancouver	February 2016	May 2015

Vessel Name	Next Survey	Next Drydocking
Hyundai Sprinter	March 2016	December 2017

(1)
On February 8, 2013, we entered into an agreement to sell the Henry.

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

        Dr. John Coustas, our chief executive officer, is the Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance.

  Hull & Machinery, Loss of Hire and War Risks Insurance

        We maintain marine hull and machinery and war risks insurance, which covers the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects (FFO) and actual or constructive total loss in accordance with the Nordic Plan for all of our vessels. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel.

        We carry a minimum loss of hire coverage only with respect to the CSCL America (ex MSC Baltic), the CSCL Europe, the CSCL Pusan and the CSCL Le Havre to cover standard requirements of KEXIM, the bank providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I Excess war risk coverage limit is $500.0 million and in respect of certain war and terrorist risks the liabilities arising from Bio-Chem etc, the limit is $30.0 million. For passengers and seaman risks the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management. These laws and regulations include OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the U.S. Clean Water Act, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements and various Safety of Life at Sea ("SOLAS") amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission

Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot exceed a 1.0% sulfur content, dropping to a 0.1% sulfur content in 2015. NOx after-treatment requirements will apply in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, will become enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. We have submitted NOIs for all of our vessels that operate in U.S. waters. As part of a settlement of a lawsuit challenging the VGP, EPA has proposed a new VGP with numerical restrictions on organisms in ballast water discharges. EPA expects to issue the new VGP by March 15, 2013, and it will become effective on December 19, 2013.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and will be phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. Although the USCG ballast water management requirements are consistent with the requirements in EPA's proposed VGP, the USCG intends to review the practicability of implementing even more stringent ballast water discharge standards and publish the results of that review no later than January 1, 2016. In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with the new VGP and additional USCG or state ballast water management requirements.

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

        The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. International negotiations regarding a successor to the Kyoto Protocol are on-going. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan will be applicable to currently operating vessels of 400 metric tons and above. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. The EU is considering measures including an expansion of the existing EU emissions trading scheme to greenhouse gas emissions from marine vessels, The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

        In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our vessels, the Henry (ex CMA CGM Passiflore) in Long Beach, California, our manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed, among other things, to develop and implement an approved third party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business. In the more than ten years since the detention of the Henry (ex CMA CGM Passiflore), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager has instituted a proactive management program designed to prevent future non-compliance.

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

Seasonality

        Our containerships primarily operate under multi-year charters, other than the six vessels which were laid-up as of February 22, 2013, and therefore are not subject to the effect of seasonal variations in demand.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Following the completion of our extensive newbuilding program in 2012, as of February 22, 2013, we had a fleet of 63 containerships aggregating 360,004 TEUs (following the sale of the Independence in February 2013, but including the Henry, which we have agreed to sell), making us among the largest containership charter owners in the world, based on total TEU capacity.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of February 22, 2013, 55 containerships in our fleet were employed on time charters, two containerships were employed on bareboat charters and six containerships were laid-up. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 22, 2013, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, TS Lines, Yang Ming and ZIM Israel Integrated Shipping Services.

        The average number of containerships in our fleet for the years ended December 31, 2012, 2011 and 2010 was 62.6, 54.9 and 45.7, respectively.

Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate, made at the time of entry into the applicable charter, of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Our Manager

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services, and, since January 1, 2013, the services of our executive officers. The initial term of this agreement expired on December 31, 2008, and the agreement now renews each year for a one-year term for the next 12 years thereafter unless we give a one-year notice of non-renewal (subject to certain termination rights described in "Item 7. Major Shareholders and Related Party Transactions"). Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. For example, on February 13, 2013, we sold and delivered the Independence, a vessel over 27 years old and on February 8, 2013, we entered into an agreement to sell the Henry. In addition, in April 2012 we sold the Montreal, a vessel over 28 years old. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 22, 2013, six of our vessels were laid up, including the Henry which we have agreed to sell, and the charters for 8 of our existing vessels are scheduled to expire between March 2013 and December 2013. With the prevailing low charter rate levels, we expect that we will have to recharter some of these vessels at lower rates than under their current chartering arrangements, or potentially lay up some of these vessels.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. During 2012, however, we laid up seven of our vessels, the Marathonas, the Honour, the Independence, the Pride, the Henry, the Messologi and the Duka, for 1,349 days in aggregate due to spot charter rates being available in the market at that time at breakeven levels, each of which remained laid up as of February 22, 2013, including the Henry which we have agreed to sell, other than the Independence which we sold in February 2013. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 55 total off-hire days for our entire fleet during 2012 other than for scheduled drydockings and special surveys and excluding laid up vessels compared to 124 total off-hire days for our entire fleet during 2011 other than for scheduled drydockings and special surveys and excluding laid up vessels. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contractual utilization of our operating fleet as of December 31, 2012.

	2013	2014 - 2015	2016 - 2017	2018 - 2022	2023 - 2028	Total
Contracted revenue (in millions)(1)	$577.0	$1,097.6	$1,045.2	$1,894.8	$303.7	$4,918.3
Number of vessels whose charters are set to expire in the respective period(2)(3)	16	1	8	24	15	64
TEUs on expiring charters in the respective period (including laid up vessels)(3)	61,526	4,253	30,136	115,684	151,450	363,049
Contracted Operating(4) days	18,799	33,938	32,013	48,391	7,485	140,626
Total Operating(4) days	23,125	46,175	44,981	101,639	102,730	318,650
Contracted Operating days/Total Operating days	81.3%	73.5%	71.2%	47.6%	7.3%	44.1%

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

(2)
Includes the seven vessels laid up as of December 31, 2012, including the Independence, which was sold on February 13, 2013, and the Henry, which we have agreed to sell.

(3)
Refers to the incremental number of vessels with charters expiring within the respective period.

(4)
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

        Revenues from multi-year period charters comprised substantially all of our revenues for the years ended December 31, 2012, 2011 and 2010. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2012, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2012(1)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)	2013	2014 - 2015	2016 - 2017	2018 - 2022		2023 - 2028		Total
64	$577.0	$1,097.6	$1,045.2	$1,894.8	(3)	$303.7	(3)	$4,918.3

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

(2)
Includes the CMA CGM Moliere delivered to us in 2009 and the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine, delivered to us in 2010, which are each subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. The $78.0 million option prices reflected, at the time we entered into the applicable charter, an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. In addition, on February 8, 2013, we entered into an agreement to sell the Henry.

(3)
An aggregate of $242.5 million ($48.5 million with respect to each vessel) of revenue with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine, following September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, is included in the table because we cannot predict the likelihood of these options being exercised.

        We generally do not charter our containerships in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 2.5% to a limited number of our charterers. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2012, we paid commissions to our manager of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel. For the years ended December 31, 2011 and 2010, this commission was 0.75%.

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

        Under multi-year time charters, such as those on which we charter all but two of the containerships in our fleet as of February 22, 2013 (excluding the six vessels laid up as of such date), and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the two of our containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  General and Administrative Expenses

        We will pay our manager the following fees for 2013: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.4 million for the services of our executive officers. For the years ended December 31, 2012, 2011 and 2010, we paid the same fees to our manager, other than the fee for the services of our executive officers, who we previously had directly compensated.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Other Income/(Expense), Net

        In 2012, we recorded income of $0.8 million for various non operating items. In 2011, we recorded an expense of $2.3 million for legal and advisory fees directly related to our comprehensive financing plan. In the fourth quarter of 2010, we became obligated for various advisory fees directly attributed to the Bank Agreement for the restructuring of our then existing credit facilities and new financing arrangements. In this respect, we recorded an expense of $18.0 million for the year ended December 31, 2010, which was cash settled in 2011. In addition, we recorded income of $12.6 million in relation to an agreement entered into with the charterer of the three newbuildings cancelled on May 25, 2010 in consideration for the termination of the respective charter parties for which we received payment in cash in 2010. These respective items were recorded under "Other income/(expense), net" as they are separately identifiable, associated with the Bank Agreement and are items not connected with the operation of our vessels.

  Interest Expense, Interest Income and Other finance expenses

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

  Unrealized and Realized Loss on Derivatives

        The interest rate swap arrangements we entered into were generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. A portion of these interest rate swap agreements were effective as hedges prior to June 30, 2012 under the applicable accounting guidance, while a portion were not. Any such resulting hedge ineffectiveness of our swap arrangements was recognized in our consolidated statement of comprehensive income.

        On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. Discontinuation of hedge accounting increases the potential volatility in our reported earnings due to the recognition of non-cash fair value movements of our cash flow interest rate swaps directly to our earnings. We recorded in our earnings, unrealized gains from changes in the fair value of the cash flow interest rate swaps, an amount of $62.7 million for the six months ended December 31, 2012.

        We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $67.7 million for the six months ended December 31, 2012.

        As of December 31, 2012, the total notional amount of our cash flow interest rate swap arrangements was $3.1 billion.

Results of Operations

  Year ended December 31, 2012 compared to the year ended December 31, 2011

        During the year ended December 31, 2012, we had an average of 62.6 containerships compared to 54.9 containerships for the year ended December 31, 2011. During 2012, we took delivery of six vessels, the Hyundai Together, on February 16, 2012, the CMA CGM Melisande, on February 28, 2012, the Hyundai Tenacity, on March 8, 2012, the Hyundai Smart, on May 3, 2012, the Hyundai Speed, on June 7, 2012, and the Hyundai Ambition, on June 29, 2012. Our fleet utilization declined to 93.0% in the year ended December 31, 2012 compared to 97.6% in 2011, mainly due to the 1,349 days for which certain of our vessels were off-charter and laid-up by us in the year ended December 31, 2012 compared to 155 days in the year ended December 31, 2011. During the year ended December 31, 2012, our fleet utilization for the fleet under employment was 98.8% (which excludes the laid up vessels).

  Operating Revenues

        Operating revenue increased 25.8%, or $120.9 million, to $589.0 million in the year ended December 31, 2012, from $468.1 million in the year ended December 31, 2011. The increase was primarily attributable to the addition to our fleet of six vessels, which collectively contributed revenues of $88.8 million during the year ended December 31, 2012 (1,564 operating days in total).

        Furthermore, operating revenues for the year ended December 31, 2012, reflect:

  •
  $64.0 million of incremental revenues in the year ended December 31, 2012 compared to the year ended December 31, 2011, related to two 3,400 TEU containerships (the Hanjin Algeciras and the Hanjin Constantza, which were added to our fleet on January 26, 2011 and April 15, 2011, respectively), three 10,100 TEU containerships (the Hanjin Germany, the Hanjin Italy and the Hanjin Greece, which were added to our fleet on March 10, 2011, April 6, 2011 and May 4, 2011, respectively) and four 8,530 TEU containerships (the CMA CGM Attila, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, which were added to our fleet on July 8, 2011, August 22, 2011, October 26, 2011 and December 15, 2011, respectively).

  •
  $2.4 million decrease in revenues in the year ended December 31, 2012 compared to the year ended December 31, 2011, related to the sale of one 2,130 TEU containership, the Montreal, on April 27, 2012.

  •
  $29.5 million decrease in revenues in the year ended December 31, 2012 compared to the year ended December 31, 2011. This was mainly attributable to increased off-hire days by 1,136 days, to 1,613 days in the year ended December 31, 2012, from 477 days in the year ended December 31, 2011 ($18.5 million reduction in revenue in relation to certain vessels that were off-charter and laid up for 1,349 days during the year ended December 31, 2012 compared to 155 days during the year ended December 31, 2011).

  Voyage Expenses

        Voyage expenses increased by $2.7 million, to $13.5 million in the year ended December 31, 2012, from $10.8 million in the year ended December 31, 2011. The increase was the result of a $2.4 million increase in commissions to our Manager, due to the increase in the average number of vessels in our fleet and the increase in the commission on gross charter hires to our Manager, to 1.0% from 0.75%, effective January 1, 2012, as well as increased other voyage expenses due to the increase in the average number of vessels in the year ended December 31, 2012 compared to the year ended December 31, 2011.

  Vessel Operating Expenses

        Vessel operating expenses increased 3.6%, or $4.3 million, to $123.4 million in the year ended December 31, 2012, from $119.1 million in the year ended December 31, 2011. The increase is mainly attributable to the increased average number of vessels in our fleet during the year ended December 31, 2012 compared to the year ended December 31, 2011. This overall increase was offset in part by the lower average daily operating cost per vessel of $5,907 for the year ended December 31, 2012 compared to $6,246 for the year ended December 31, 2011 (excluding vessels on lay-up).

  Depreciation

        Depreciation expense increased 35.5%, or $37.7 million, to $143.9 million in the year ended December 31, 2012, from $106.2 million in the year ended December 31, 2011. The increase in depreciation expense was due to the increased average number of vessels in our fleet (with higher cost base) during the year ended December 31, 2012 compared to the year ended December 31, 2011.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs increased 5.2%, or $0.3 million, to $6.1 million in the year ended December 31, 2012, from $5.8 million in the year ended December 31, 2011. The increase reflects increased dry-docking and special survey costs incurred and amortized during the year ended December 31, 2012 compared to the year ended December 31, 2011.

  General and Administrative Expenses

        General and administrative expenses decreased 2.9%, or $0.6 million, to $20.4 million in the year ended December 31, 2012, from $21.0 million in the year ended December 31, 2011. The decrease was mainly the result of a non-cash stock based compensation expense of $2.2 million recorded in the year ended December 31, 2011 compared to $0.1 million in the year ended December 31, 2012. This was largely offset by a $1.9 million increase in fees to our Manager in the year ended December 31, 2012 compared to the year ended December 31, 2011, due to the increase in the average number of vessels in our fleet.

  Interest Expense, Interest Income, and Other Finance Expenses

        Interest expense increased by 58.4%, or $32.2 million, to $87.3 million in the year ended December 31, 2012, from $55.1 million in the year ended December 31, 2011. The change in interest expense was due to the increase in our average debt by $495.3 million, to $3,308.3 million in the year ended December 31, 2012, from $2,813.0 million in the year ended December 31, 2011, as well as the increased average LIBOR payable on interest under our credit facilities in the year ended December 31, 2012 compared to the year ended December 31, 2011. Furthermore, the financing of our newbuilding program resulted in $3.7 million of interest being capitalized, rather than such interest being recognized as an expense, for the year ended December 31, 2012 compared to $16.1 million of capitalized interest for the year ended December 31, 2011.

        Interest income was $1.6 million in the year ended December 31, 2012 compared to $1.3 million in the year ended December 31, 2011.

        Other finance expenses, increased by $3.5 million, to $18.1 million in the year ended December 31, 2012, from $14.6 million in the year ended December 31, 2011. This increase was due to a $4.6 million increase in amortization in relation to finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the year ended December 31, 2012 compared to the year ended December 31, 2011, as well as a $1.2 million increase in accrued finance fees (which accrete in our statement of comprehensive income over the term of the respective facilities) in the year ended December 31, 2012 compared to the year ended December 31, 2011, which was partially offset by an expense of $2.3 million recorded in the year ended December 31, 2011, in relation to non-cash changes in fair value of warrants, which did not recur in the year ended December 31, 2012.

  Other Income/(Expenses), Net

        Other income/(expenses), net, was income of $0.8 million in the year ended December 31, 2012, compared to an expense of $2.0 million in the year ended December 31, 2011. This was mainly the result of legal and advisory fees of $2.3 million related to preparing and structuring the comprehensive financing plan, which were recorded during the year ended December 31, 2011 and did not recur in the year ended December 31, 2012.

  Unrealized and Realized Loss on Derivatives

        On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were applying hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swaps will be recorded in earnings under "Unrealized (Losses)/Gains on Derivatives" from the de-designation date forward. In addition, unrealized losses in Accumulated Other Comprehensive Loss associated with the previously designated cash flow interest rate swaps will be reclassified to earnings as the respective interest payments are recognized in earnings. Discontinuation of hedge accounting increases the potential volatility in our reported earnings due to the recognition of non-cash fair value movements of our cash flow interest rate swaps directly to our earnings.

        Unrealized (loss)/gain on interest rate swap hedges was a loss of $0.7 million in the year ended December 31, 2012, compared to a gain of $9.0 million in the year ended December 31, 2011, which is attributable to hedge accounting ineffectiveness, mark to market valuation of our swaps and reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings (due to the discontinuation of hedge accounting from July 1, 2012).

        Realized loss on interest rate swap hedges, increased by $24.1 million, to $154.4 million in the year ended December 31, 2012, from $130.3 million in the year ended December 31, 2011. The increase was attributable to the reduction in realized losses being deferred for the respective periods (as discussed below), which was partially offset by the higher floating LIBOR rates during the year ended December 31, 2012 compared to the year ended December 31, 2011.

        Realized losses on cash flow hedges of $7.0 million and $31.3 million in the year ended December 31, 2012 and 2011, respectively, were deferred in "Accumulated Other Comprehensive Loss", rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of the vessels under construction which were financed by loans with interest rates that have been hedged by our interest rate swap contracts. The reduction of the deferred realized losses is attributable to the gradual delivery of all our vessels under construction through June 2012, when our newbuilding program was completed.

        The table below provides an analysis of the items discussed above, and which were recorded in the year ended December 31, 2012 and 2011:

	Year ended December 31, 2012	Year ended December 31, 2011
	(in millions)
Cash flow interest rate swaps
Total realized losses	$(159.7)	$(163.8)
Realized losses deferred in Other Comprehensive Loss	7.0	31.3

Realized losses expensed in consolidated Statements of Comprehensive Income	(152.7)	(132.5)
Unrealized (gains)/losses	(0.9)	9.2
Amortization of deferred realized losses	(3.5)	(1.6)

Unrealized and realized losses on cash flow interest rate swaps	$(157.1)	$(124.9)

Fair value interest rate swaps
Unrealized losses on swap asset	$(1.1)	$(0.5)
Unrealized gains on fair value of hedged debt	0.6	1.0
Amortization of fair value of hedged debt	0.3	0.8
Reclassification of fair value hedged debt to earnings	0.3	—
Realized gains	1.8	2.2

Unrealized and realized gains on fair value interest rate swaps	$1.9	$3.5

Unrealized and realized losses on derivatives	$(155.2)	$(121.4)

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

  •
  $2.2 million reduction in revenues due to an increase in off-hire revenue available days by 51 days, to 333 days in the year ended December 31, 2011, from 282 days in the year ended December 31, 2010.

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

  Interest Expense, Interest Income, and Other Finance Expenses

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

        Other finance expenses, increased by $8.5 million, to $14.6 million in the year ended December 31, 2011, from $6.1 million in the year ended December 31, 2010. The increase is attributable to increased amortization of finance fees of $8.4 million (which were deferred and are amortized over the life of the respective credit facilities) and $1.6 million of finance fees accrued for the year ended December 31, 2011, as well as a non-cash loss in fair value of warrants of $2.3 million recorded in the year ended December 31, 2011. Furthermore, during the year ended December 31, 2010, we recorded an expense of $3.8 million of one-time fees related to our comprehensive financing plan.

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

        The table below provides an analysis of the items discussed above which were recorded in the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011	Year ended December 31, 2010
	(in millions)
Cash flow interest rate swaps
Total realized losses	$(163.8)	$(129.4)
Realized losses deferred in Other Comprehensive Loss	31.3	38.5

Realized losses expensed in consolidated Statements of Comprehensive Income	(132.5)	(90.9)
Unrealized gains/(losses)	9.2	(45.7)
Amortization of deferred realized losses	(1.6)	(0.5)
Accelerated amortization of deferred realized losses	—	(4.2)

Unrealized and realized losses on cash flow interest rate swaps	$(124.9)	$(141.3)

Fair value interest rate swaps
Unrealized gains/(losses) on swap asset	$(0.5)	$0.7
Unrealized gains/(losses) on fair value of hedged debt	1.0	(0.2)
Amortization of fair value of hedged debt	0.8	1.0
Realized gains	2.2	2.6

Unrealized and realized gains on fair value interest rate swaps	$3.5	$4.1

Unrealized and realized losses on derivatives	$(121.4)	$(137.2)

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

        Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations and cash flow interest rate swaps liabilities. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

        We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds, and incurrence of debt under any new credit facilities we arrange.

        On January 24, 2011, we entered into a definitive agreement (the "Bank Agreement"), which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea ("KEXIM") and with KEXIM and ABN Amro), and for new credit facilities (the "New Credit Facilities") from certain of our lenders aggregating $424.75 million. The Bank Agreement provided for, among other things, the following under our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default and guarantee and security packages were revised. We were in compliance with the revised financial covenants under the Bank Agreement as of December 31, 2012. On August 12, 2010, we entered into a supplemental agreement which set the financial covenants in our KEXIM-ABN Amro credit facility at the levels set forth in the Bank Agreement, and contemplated in the commitment letter therefore, effective from June 30, 2010 through June 30, 2012, and the interest rate margin was increased by 0.5 percentage points for the same period. On February 9, 2012, we signed a supplemental agreement with KEXIM and ABN Amro, extending the terms discussed above through June 30, 2014. Our KEXIM credit facility contains only a collateral coverage ratio covenant, with which we were in compliance as of December 31, 2012. In addition, on September 27, 2010, we entered into an agreement with Hyundai Samho Shipyard (the "Hyundai Samho Vendor Financing") to finance 15%, or $190.0 million, of the aggregate purchase price of eight of our newbuilding containerships, and on February 21, 2011, we entered into a bank agreement with Citibank acting as an agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a new $203.4 million credit facility (the "Sinosure-CEXIM Credit Facility"), in respect of which the China Export & Credit Insurance Corporation (or Sinosure) will cover certain risks, as well as guarantee our obligations in certain circumstances. See "—Credit Facilities" below.

        We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet beyond our currently contracted vessels to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

        As of December 31, 2012, we have completed our extensive newbuilding program and we have taken delivery all of our vessels under construction, all of which are under long-term time charters with large liner companies. Under our existing multi-year charters as of December 31, 2012, we had contracted revenues of $577.0 million for 2013, $550.0 million for 2014 and, thereafter, approximately $3.8 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers' ability and willingness to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2012, we had cash and cash equivalents of $55.6 million and restricted cash of $3.3 million. As of December 31, 2012, we had no remaining borrowing availability under our credit facilities. As of December 31, 2012, we had $3.4 billion of outstanding indebtedness (including our vendor financing), of which $182.5 million is payable within the next twelve months.

        Under the Bank Agreement no principal payments are scheduled to be due before May 15, 2013. After that time, however, we are required to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

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

Cash Flows

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities increased 180.0%, or $107.1 million, to $166.6 million in the year ended December 31, 2012 compared to $59.5 million in the year ended December 31, 2011. The increase was primarily the result of a favorable change in the working capital position and increased cash from operations of $141.2 million (before taking into account interest cost) in the year ended December 31, 2012 compared to the year ended December 31, 2011, which was partially offset by increased interest cost of $32.0 million (including realized losses on our interest rate swaps), as well as increased payments for drydocking of $2.1 million in the year ended December 31, 2012 compared to the year ended December 31, 2011.

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

  Net Cash Used in Investing Activities

        Net cash flows used in investing activities decreased 42.6%, or $274.8 million, to $369.8 million in the year ended December 31, 2012 compared to $644.6 million in the year ended December 31, 2011. The difference between the years ended December 31, 2012 and 2011 reflects installment payments for newbuildings, as well as interest capitalized and other related capital expenditures of $375.4 million in 2012 as opposed to $644.6 million during the year ended December 31, 2011. In addition, during the year ended December 31, 2012 we received net proceeds from the sale of the Montreal of $5.6 million.

        Net cash flows used in investing activities increased 9.7%, or $56.9 million, to $644.6 million in the year ended December 31, 2011 compared to $587.7 million in the year ended December 31, 2010. The difference between the years ended December 31, 2011 and 2010 reflects installment payments for newbuildings, as well as interest capitalized and other related capital expenditures of $644.6 million in 2011 as opposed to $589.5 million during the year ended December 31, 2010. In addition, during the year ended December 31, 2010 we received the remaining net proceeds from sale of MSC Eagle of $1.8 million.

  Net Cash Provided by Financing Activities

        Net cash flows provided by financing activities decreased by $199.1 million, to $207.5 million in the year ended December 31, 2012 compared to $406.6 million in the year ended December 31, 2011. Net proceeds from long-term debt decreased to $207.9 million in 2012 compared to $436.9 million in 2011. In addition, deferred fees decreased to $0.1 million in 2012 compared to $30.3 million in 2011 (attributed to our Bank Agreement).

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

  EBITDA and Adjusted EBITDA Reconciliation to Net Income/(Loss)

	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands)
Net (loss)/income	$(105,204)	$13,437
Depreciation	143,938	106,178
Amortization of deferred drydocking & special survey costs	6,070	5,800
Amortization of deferred realized losses of cash flow interest rate swaps	3,524	1,575
Amortization of finance costs	14,314	9,700
Finance costs accrued (Exit Fee I and II under our Bank Agreement)	2,762	1,592
Interest income	(1,642)	(1,304)
Interest expense	87,340	55,124

EBITDA	$151,102	$192,102

Gain on sale of vessel	(830)	—
Comprehensive Financing Plan related fees(1)	—	2,266
Impairment loss	129,630	—
Stock based compensation	139	2,182
Non-cash changes in fair value of warrants	—	2,253
Realized loss on derivatives	150,910	130,341
Unrealized loss/(gain) on derivatives	739	(10,537)

Adjusted EBITDA	$431,690	$318,607

  EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided from Operating Activities

	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands)
Net cash provided by operating activities	$166,558	$59,492
Net increase/(decrease) in current and non-current assets	49,375	14,594
Net (increase)/decrease in current and non-current liabilities	(37,194)	19,556
Net interest	85,698	53,820
Written-off of finance and other costs	—	—
Payments for dry-docking and special survey costs deferred	9,308	7,218
Gain on sale of vessel	830	—
Impairment loss	(129,630)	—
Stock based compensation	(139)	(2,182)
Change in fair value of warrants	—	(2,253)
Unrealized gain/(loss) on derivatives	(739)	10,537
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	7,035	31,320

EBITDA	$151,102	$192,102

Gain on sale of vessels	(830)	—
Comprehensive Financing Plan related fees(1)	—	2,266
Impairment loss	129,630	—
Stock based compensation(2)	139	2,182
Non-cash changes in fair value of warrants	—	2,253
Realized loss on derivatives	150,910	130,341
Unrealized (gain)/loss on derivatives	739	(10,537)

Adjusted EBITDA	$431,690	$318,607

(1)
Fees related to our comprehensive financing plan contemplated by our Bank Agreement.

(2)
Stock based compensation expense was recorded in General and administrative expenses.

        EBITDA decreased by $41.0 million, to $151.1 million in the year ended December 31, 2012, from $192.1 million in the year ended December 31, 2011. The decrease was mainly attributable to an impairment loss of $129.6 million recorded in the year ended December 31, 2012, increased unrealized and realized losses on derivatives of $31.8 million in the year ended December 31, 2012 compared to the year ended December 31, 2011 and increased operating expenses of $4.2 million in the year ended December 31, 2012 compared to the year ended December 31, 2011, which were partially offset by a $120.9 million increase in operating revenue in the year ended December 31, 2012 compared to the year ended December 31, 2011, a $0.6 million decline in general and administrative expenses in the year ended December 31, 2012 compared to the year ended December 31, 2011 and a $0.8 million gain on sale of vessel recorded in the year ended December 31, 2012.

        Adjusted EBITDA increased $113.1 million, to $431.7 million in the year ended December 31, 2012, from $318.6 million in the year ended December 31, 2011. The increase is mainly attributable to increased operating revenues of $120.9 million in the year ended December 31, 2012 compared to the year ended December 31, 2011, which was partially offset by increased operating expenses of $4.2 million in the year ended December 31, 2012 compared to the year ended December 31, 2011 and increased voyage expenses of $2.7 million in the year ended December 31, 2012 compared to the year ended December 31, 2011.

        EBITDA increased by $168.0 million, to $192.1 million in the year ended December 31, 2011, from $24.1 million in the year ended December 31, 2010. The increase was mainly attributable to a $108.4 million increase in operating revenue in the year ended December 31, 2011 compared to the year ended December 31, 2010, as well as a $15.8 million reduction in unrealized and realized losses on derivatives in the year ended December 31, 2011 compared to the year ended December 31, 2010, a $2.2 million decline in general and administrative expenses in the year ended December 31, 2011 compared to the year ended December 31, 2010, a $3.1 million reduction in other income (expenses), net in the year ended December 31, 2011 compared to the year ended December 31, 2010 and an impairment loss of $71.5 million recorded in the year ended December 31, 2010, which were partially offset by increased operating expenses of $30.9 million in the year ended December 31, 2011 compared to the year ended December 31, 2010 and increased voyage expenses of $2.8 million in the year ended December 31, 2011 compared to the year ended December 31, 2010.

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

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then-existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages. As of December 31, 2012, we were in compliance with the financial covenants of the Bank Agreement. For additional details, please see Note 13, Long-term Debt, to our consolidated financial statements included elsewhere herein.

  Interest

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

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2013	$—	$19,481,395	$21,167,103	$21,482,169	$—	$62,130,667
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867

Total						$786,956,945

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and the CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

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

        Under the terms of the Bank Agreement, we generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the intercreditor agreement we entered into with each of the lenders participating under the Bank Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, we would not be permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

  Collateral and Guarantees

        Each of our Pre-existing Credit Facilities and swap arrangements, to the extent applicable, continued to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of our subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, as contemplated by the Bank Agreement, we entered into agreements for the following new term loan credit facilities ("New Credit Facilities") to finance newbuildings which were delivered in 2011 and 2012:

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais and customary shipping industry collateral related thereto;

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Hanjin Greece and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Germany and customary shipping industry collateral related thereto;

  (iv)
  a $83.9 million new club credit facility provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

  (v)
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

        As of December 31, 2012, $424.8 million was outstanding under the above New Credit Facilities and there was no remaining borrowing availability under the respective credit facilities.

  Interest

        Borrowings under each of the New Credit Facilities bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

  Principal Payments

        Under the Bank Agreement, we are not required to repay any outstanding principal amounts under our New Credit Facilities until after May 15, 2013 and thereafter we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under "—Bank Agreement—Principal Payments."

  Covenants, Events of Default and Other Terms

        The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to our Pre-existing Credit Facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition, the lenders participating in the new $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the existing credit facilities the Company had with such lenders. The lenders under the other New Credit Facilities also received a lien on the respective vessels securing such New Credit Facilities as additional collateral in respect of its previously existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its currently unsecured interest rate arrangements with them.

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva, the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, the CSCL America and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

        Our obligations under the New Credit Facilities are guaranteed by our subsidiaries owning the vessels collateralizing the respective credit facilities. Our Manager has also provided an undertaking to continue to provide us with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

Sinosure-CEXIM Credit Facility

        On February 21, 2011, we entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Sinosure-CEXIM Credit Facility") of $203.4 million for the newbuilding vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. We took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

        As of December 31, 2012, $183.1 million was outstanding under the credit facility and there was no remaining borrowing availability under the facility.

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. We are required to repay principal amounts drawn in consecutive semi-annual installments over a ten-year period commencing from the delivery of the respective newbuilding.

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

  Collateral

        The Sinosure-CEXIM Credit Facility is secured by customary shipping industry collateral relating to the financed vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson.

Hyundai Samho Vendor Financing

        We entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of our newbuilding containerships being built by

Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final construction installment for each such vessel.

        Borrowings under this facility bear interest at a fixed interest rate of 8%. We are required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of the Hanjin Greece, the Hanjin Italy and the Hanjin Germany being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, after the delivery of the respective newbuilding being financed. This financing facility does not require us to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the vessels financed.

Exit Fees

        We will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, we will be required to pay an Additional Exit Fee of $10.0 million, if we will not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Comprehensive Income over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheet. We recognized an amount of $4.4 million and $1.6 million as of December 31, 2012 and December 31, 2011, respectively.

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

Credit Facilities

        We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 13 to our consolidated financial statements included in this annual report. The following summarizes certain terms of our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$686.8	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2	The Elbe, the Kalamata, the Komodo, the Henry, the Commodore (ex Hyundai Commodore), the Duka (ex Hyundai Duke), the Independence, the Marathonas, the Messologi, the Mytilini, the Hope, the Honour, the Pride (ex SCI Pride), the Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter
Credit Agricole	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Credit Suisse	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$253.2	The SNL Colombo (ex YM Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$298.5	The ZIM Dalian, the Hanjin Santos YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$35.0	The Deva and the Derby D
KEXIM	$39.3	The CSCL Europe and the CSCL America
KEXIM—ABN Amro	$79.3	The CSCL Pusan and the CSCL Le Havre
Aegean Baltic—HSH Nordbank—Piraeus Bank	$123.8	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS	$100.0	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$37.1	The Hanjin Greece
Club Facility	$83.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$80.0	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$183.1	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Hyundai Samho Vendor	$179.1	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)
As of December 31, 2012. We have no remaining borrowing availability under the credit facilities.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        Outstanding indebtedness under our each of our credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, as well as our Hyundai Samho Vendor Financing, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our credit facilities was 1.9% for the years ended December 31, 2012 and 2011.

        As described above, the interest rate, amortization profile and certain other terms of each of our previously existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, but were amended through a separate supplemental agreement signed in 2010 and amended in February 2012. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-ABN Amro credit facility, under which $70.3 million of the outstanding indebtedness, as of December 31, 2012, bears interest at a fixed rate of 5.02% and $9.0 million of the outstanding indebtedness, as of December 31, 2012, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2016 and October 2018 (in respect of the fixed rate tranche) and January 2019 (in respect of the floating rate tranche), respectively.

Interest Rate Swaps

        We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "—Factors Affecting our Results of Operations—Unrealized and realized loss on derivatives."

Contractual Obligations

        Our contractual obligations as of December 31, 2012 were:

	Payments Due by Period
	Total	Less than 1 year (2013)	1 - 3 years (2014 - 2015)	3 - 5 years (2016 - 2017)	More than 5 years (After January 1, 2018)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$3,216,040	$104,089	$289,086	$360,824	$2,462,041

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$3,216,040	$125,076	$352,172	$701,755	$2,037,037
Vendor financing	179,142	57,388	103,918	17,836	—
Interest on long-term debt obligations(3)	489,365	92,996	164,326	154,866	77,177
Payments to our manager(4)	21,757	21,757	—	—	—

Total	$3,906,304	$297,217	$620,416	$874,457	$2,114,214

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2012 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2012 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2012 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2012 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 0.33% in 2013, 0.44% in 2014 and up to a maximum of 2.2% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations. This table, including the interest payments, does not reflect the terms of our interest rate swap agreements which are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2012, the management fees are a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. As of December 31, 2012, we had a fleet of 64 containerships all of which were on time charter, excluding two on bareboat charter and seven on lay-up (one of which we sold and delivered in February 2013). In addition, on February 8, 2013, we entered into an agreement to sell the Henry. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 1.0% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel for the supervision of any newbuilding contracts, as well as an annual fee of €1.4 million to provide us with the services of our executive officers. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2013, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After improving in 2010 and early 2011 from the historic lows in late 2008 and 2009, since the third quarter of 2011, freight rates obtained by liner companies have declined and charter rates for containerships have decreased sharply, in many cases to a level below operating costs. In 2012, the supply of containership capacity exceeded demand, in particular on the mainlane trades. This was largely due to declines in global demand, particularly in Europe. Although global demand for seaborne transportation of containerized cargoes is expected to increase modestly in 2013, container freight rates and containership charter rates are expected to remain under pressure, including due to newbuildings scheduled to be delivered in 2013, until global economic demand strengthens significantly. Global demand is expected to be impacted by continued economic weakness in Europe and the resulting impact on consumer demand in Europe. Global containership supply and demand growth is expected to remain essentially balanced in 2013, while differing across different trade lanes. In particular, the Far East—Europe trade is expected to remain relatively weaker with North-South and Intra-Asia trades relatively stronger. In addition, the relative weakness of the main trade lanes which utilize larger vessels has resulted in cascading of larger containerships for use on shorter trades. The idle containership fleet at end of September 2012 stood at approximately 3.4% of global fleet capacity, down from 4.4% at the January 2012 and still well below levels reached toward the end of 2009. Other than some ordering in early 2011, containership newbuilding orders since 2009 have been limited resulting in a decrease in the size of the order book compared to global fleet capacity to approximately 21% as of the beginning of the fourth quarter of 2012 from record high levels in 2008. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year.

        The benchmark rates declined in all quoted size sectors, with the deepest decline, in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which decreased from $36,000 in May 2008 to $8,900 in December 2012, after reaching a low of $6,400 in December 2009 and briefly recovering to a peak of $28,500 in March 2011.

        As of February 22, 2012, we had six containerships, aggregating 24,355 TEU in capacity, on lay-up (one of which we have agreed to sell) and we had 8 containerships, aggregating 29,475 TEU in capacity, with charter arrangements expiring within the remainder of 2013.

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

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets, which were also recorded at fair value. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the Hyundai Federal, did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the Hyundai Federal, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our consolidated balance sheet for the existing charter, which was fully amortized as of December 31, 2012.

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

        As of December 31, 2012, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included volatility in the charter market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi-year, fixed rate period charters that range from one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2012 in relation to laid up vessels, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that regularly provide such forecasts. We have five 2012-built 13,100 TEU vessels currently employed on 12-year charters, with break even rechartering rates of less than $10,000 per day. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates is episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. For other sized vessels, absent unusual circumstances, we believe that historical average time charter rates over a ten year period are the appropriate benchmark for impairment analysis as such average takes into account the volatility and cyclicality of the market. Accordingly, we used ten year historical averages, in some cases adjusted by no more than +/- 5% to account for the factors described above and the characteristics, primarily age and remaining useful life, of a particular vessel, for step one of the impairment analysis of our other vessels. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

        In addition, we used annual operating expenses escalation factors and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of containers, (iii) greater than anticipated levels of containership newbuilding orders or lower than anticipated levels of containership scrappings, and (iv) changes in rules and regulations applicable to the shipping industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree.

        As of December 31, 2012, our assessment concluded that step two of the impairment analysis was required for 15 of our older vessels, as their undiscounted projected net operating cash flows did not exceed their carrying value. The fair values of these vessels were determined with assistance from valuations obtained from third party independent shipbrokers. As of December 31, 2012, we recorded an impairment loss of $129.6 million for thirteen of our older vessels, while we did not have to record an impairment loss for the remaining two vessels as their carrying values were already below their fair value.

  Impairment Sensitivity Analysis

        For the 49 vessels for which our assessment concluded that step two of the impairment analysis was not required, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2012, and is also in accordance with our vessels market valuation as described in our credit facilities and accepted by our lenders, suggests that 41 vessels have current market values that exceed their carrying values and 8 vessels may have current market values below their carrying values. We believe that each of the 8 vessels identified as having estimated market values less than their carrying value, all of which are currently under long-term time charters expiring from May 2017 through January 2018, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

        While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company's vessels and indicates whether their estimated market values are below their carrying values. The carrying value of each of the Company's vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company's estimates of market values are based on an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations , and is also in accordance with its vessels' market valuation, determined as of the dates indicated, following the methodology as described in its credit facilities and accepted by its lenders. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel's carrying value is not recoverable as discussed above.

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2012 (In thousands of Dollars)	Net Book Value December 31, 2011 (In thousands of Dollars)
Hyundai Together	13,100	2012	$179,510	$174,602	$—
Hyundai Tenacity	13,100	2012	178,801	174,357	—
Hyundai Speed	13,100	2012	179,777	176,631	—
Hyundai Smart	13,100	2012	179,874	176,056	—
Hyundai Ambition	13,100	2012	179,881	177,298	—
Hanjin Germany	10,100	2011	155,347	146,578	151,447
Hanjin Italy	10,100	2011	155,425	147,006	151,879
Hanjin Greece	10,100	2011	155,159	147,131	151,984
CSCL Le Havre	9,580	2006	83,073	67,955	70,364
CSCL Pusan	9,580	2006	82,241	66,766	69,145
CMA CGM Melisande	8,530	2012	124,103	120,847	—
CMA CGM Attila	8,530	2011	120,617	115,193	118,842
CMA CGM Tancredi	8,530	2011	122,707	117,632	121,359
CMA CGM Bianca	8,530	2011	122,333	118,022	121,650
CMA CGM Samson	8,530	2011	122,006	118,133	121,833
CSCL America	8,468	2004	69,610	53,032	54,984
CSCL Europe	8,468	2004	68,873	52,058	53,982
CMA CGM Moliere	6,500	2009	97,739	87,954	90,983
CMA CGM Musset	6,500	2010	97,795	89,334	92,387
CMA CGM Nerval	6,500	2010	97,767	89,850	92,899
CMA CGM Rabelais	6,500	2010	98,270	90,014	93,757
CMA CGM Racine	6,500	2010	97,684	91,361	93,567
YM Mandate	6,500	2010	104,069	95,621	98,850
YM Maturity	6,500	2010	104,317	96,645	99,885
Commodore (ex Hyundai Commodore)(3)	4,651	1992	33,277	8,758	20,370
Duka (ex Hyundai Duke)(3)	4,651	1992	33,253	9,625	20,309
Hyundai Federal (ex APL Federal)(3)	4,651	1994	55,276	8,950	39,577
Marathonas(3)	4,814	1991	43,421	9,574	30,517
Messologi(3)	4,814	1991	43,551	9,289	31,138
Mytilini(3)	4,814	1991	43,650	9,090	31,006
SNL Colombo (ex YM Colombo)	4,300	2004	61,804	49,663	51,739
YM Singapore	4,300	2004	61,795	50,840	52,913

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2012 (In thousands of Dollars)	Net Book Value December 31, 2011 (In thousands of Dollars)
YM Seattle (ex Taiwan Express)	4,253	2007	72,028	60,164	62,393
YM Vancouver	4,253	2007	72,251	60,811	63,059
ZIM Rio Grande	4,253	2008	65,193	56,159	58,172
ZIM Sao Paolo	4,253	2008	65,398	56,776	58,796
ZIM Kingston	4,253	2008	65,408	57,017	59,037
ZIM Monaco	4,253	2009	65,874	57,758	59,791
ZIM Dalian	4,253	2009	65,412	57,840	59,860
ZIM Luanda	4,253	2009	65,691	58,582	60,595
Derby D	4,253	2004	35,088	26,131	27,106
Deva	4,253	2004	34,601	25,651	26,610
Honour(3)	3,908	1989	36,148	7,727	13,733
Hope(3)	3,908	1989	36,366	7,927	13,941
Hanjin Santos	3,400	2010	59,830	55,231	57,052
Hanjin Versailles	3,400	2010	59,715	55,571	57,438
Hanjin Algeciras	3,400	2011	59,965	56,348	58,225
Hanjin Buenos Aires	3,400	2010	59,740	54,946	56,767
Hanjin Constantza	3,400	2011	60,421	57,183	59,074
Pride (ex SCI Pride)(3)	3,129	1988	19,102	6,228	7,688
Lotus(3)	3,098	1988	12,007	6,232	7,342
Independence(2)	3,045	1986	10,772	5,458	5,690
Henry(2)	3,039	1986	13,658	5,279	5,594
Elbe(3)	2,917	1991	23,104	4,907	10,348
Kalamata(3)	2,917	1991	22,907	5,243	9,881
Komodo(3)	2,917	1991	22,905	4,952	10,131
Hyundai Advance(4)	2,200	1997	31,053	23,477	24,862
Hyundai Future(4)	2,200	1997	31,075	23,445	24,878
Hyundai Sprinter(4)	2,200	1997	31,047	23,525	24,968
Hyundai Stride(4)	2,200	1997	31,057	23,554	24,928
Hyundai Progress(4)	2,200	1998	30,722	23,904	25,283
Hyundai Bridge(4)	2,200	1998	31,255	24,449	25,858
Hyundai Highway(4)	2,200	1998	31,249	24,424	25,843
Hyundai Vladivostok(4)	2,200	1997	31,074	23,374	24,772
Montreal(2)	2,130	1984	20,607	—	4,870

Total				$3,986,138	$3,241,951

(1)
The cost of vessel comprises of the initial purchase price and other additions since the date of purchase, or in relation to vessels built by us, the contract price, items capitalized during the construction period and additions since the delivery of the vessels.

(2)
As of February 13, 2013, we sold and delivered the Independence to an independent third party for gross sale consideration of $7.0 million. On February 8, 2013 we entered into an agreement to sell the Henry to an independent third party for gross sale consideration of $6.1 million. As of April 27, 2012, the Company sold and delivered the Montreal to an independent third party for gross sale consideration of $6.9 million.

(3)
As of December 31, 2012, we recorded an impairment loss of $129.6 million in aggregate for all 13 vessels, with each vessel written down to its fair value which approximated the scrap market for vessels of such size at such date.

(4)
Indicates vessels for which, as of December 31, 2012, the estimated market value is lower than the vessel's carrying value. The aggregate carrying value of these vessels exceeded their aggregate estimated market value by approximately $13.0 million as of December 31, 2012 and by approximately $3.7 million as of December 31, 2011 (excluding the Hyundai Sprinter, Hyundai Progress, Hyundai Bridge and Hyundai Highway which had estimated market values in excess of their carrying values as of such date). The aggregate increase in the amount by which the carrying values exceeded the estimated market values for these eight vessels as of December 31, 2012 as compared to December 31, 2011 is attributable to the deterioration of containership values as a consequence of reduced demand for seaborne transportation of containerized cargoes due to the weak global economic environment. We believe, however, that each of these 8 vessels, all of which are currently under long-term time charters expiring from May 2017 through January 2018, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with management's impairment assessment. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life. Other than 11 vessels, which had aggregate carrying values that were $79.9 million in excess of their aggregate estimated market values as of December 31, 2011 and were among the 13 vessels for which we recognized an impairment charge as of December 31, 2012 as detailed in the above table, no other vessels had carrying values in excess of their estimated market values as of December 31, 2011.

        As discussed above, we believe that the appropriate historical period to use as a benchmark for impairment testing of our vessels is the most recent 10 years, to the extent available, as such averages take into account the volatility and cyclicality of the market and we generally do not consider charter market rates over a short historical period to be a reliable indicator of the future revenues to be earned by our vessels or their potential impairment. Charter rates are, however, subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their ten year historical average.

        In connection with the impairment testing of our vessels as of December 31, 2012, for the eight vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these eight vessels, including the break even charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and15 years, respectively.

Vessel/Year Built	Break Even re- chartering rate(2) ($ per day)	Assumed Rechartering Rate(3)/Percentage difference between break even and assumed re-chartering rates(4) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
8 2,200 TEU vessels (1997 - 1998)(1)	$10,373	$16,000/ 35.2%	$6,525	$8,767	$9,395	$16,308	$14,993

(1)
Our eight 2,200 TEU containerships are under long-term time charter contracts with Hyundai Merchant Marine with the earliest expiration dates of the charters being as follows: the Hyundai Vladivostok, on May 23, 2017, the Hyundai Advance, on June 20, 2017, the Hyundai Stride, on July 5, 2017, the Hyundai Future, on August 2, 2017, the Hyundai Sprinter, on August 15, 2017, the Hyundai Progress, on December 11, 2017, the Hyundai Highway, on January 18, 2018 and the Hyundai Bridge, on January 20, 2018

(2)
The break even re-chartering rate is the charter rate that if used in step one of the impairment testing will result to the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the break even re-chartering rate would trigger step two of the impairment testing that would result in the recording of an impairment loss of $13.0 million as of December 31, 2012.

(3)
Re-chartering rate used in our impairment testing as of December 31, 2012, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(4)
The break even re-chartering rate of $10,373 per day is 35.2% lower than the $16,000 per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2012 impairment testing on our 2,200 TEU vessels would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts then the carrying values of the respective vessels, which are currently under time charters expiring from May 2017 through January 2018, would not have been recovered. This would have resulted in an impairment loss as of December 31, 2012 of approximately $13.0 million. As noted above, we believe that the appropriate historical period to be used as a reference for the purposes of impairment testing of these vessels should be over 10 years as such averages take into account the volatility and cyclicality of the market. Additionally, on the premise of a 30 year useful life, given that these 2,200 TEU vessels will come off charter in 2017-2018 and will have a remaining life of 10 years, the historical 10 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        We also performed a sensitivity analysis on the other 41 vessels identified as having current market values exceeding their carrying values which indicated that if we had used the historical average one-year charter rates for corresponding size vessels (for our five 13,100 TEU vessels, rates for 9,500 to 10,100 TEU vessels were used for purposes of this sensitivity analysis) for the most recent 5 or 3 year periods, the cash flow forecasts would still have resulted in each vessel's carrying cost being recovered. If the historical average one-year charter rate for the last year had been used in the cash flow forecasts, then we estimate that our twelve 4,253 TEU vessels and our five 3,400 TEU vessels would have had carrying values in excess of their projected undiscounted future cash flows, as such historical average rates ($10,150 per day for 4,253 TEU vessels and $8,425 per day for 3,400 TEU vessels) were 13.6% and 31.1%, respectively, below the average break even re-chartering rates for such vessels ($11,748 per day for our 4,253 TEU vessels and $12,235 per day for our 3,400 TEU vessels). The break even re-chartering rates for all 41 vessels ranged from zero, in two cases, and otherwise, from $8,000 to $14,200 per day. We believe that each of these 41 vessels, which had an average remaining useful life of 26.5 years, an average remaining charter duration of 8.5 years and an average useful life after the end of their current charters of 18 years, can be reasonably anticipated to recover their carrying values through the end of their useful lives. Furthermore, as discussed above, the Company's internal analysis suggested that each of these vessels had a market value in excess of its carrying value as of December 31, 2012.

Recent Accounting Pronouncements

Fair Value

        In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance was effective for the Company beginning January 1, 2012. The adoption of the new guidance for fair value measurements had no effect on the Company's consolidated financial statements.

Comprehensive Income

        In February 2013, the FASB issued new guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. The amended guidance was effective for the Company for reporting periods beginning after December 15, 2012. The adoption of the new guidance is not expected to have an effect on the Company's consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 28, 2013, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	57	President and CEO and Class I Director
Iraklis Prokopakis	62	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	40	Chief Financial Officer and Secretary
Dimitris Vastarouchas	45	Deputy Chief Operating Officer
George Economou	60	Class II Director
Andrew B. Fogarty	68	Class II Director
Myles R. Itkin	65	Class I Director
Miklós Konkoly-Thege	70	Class III Director
Robert A. Mundell	81	Class I Director

        The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2014 and the term of our Class III directors expires in 2013. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 29 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, the Union of Greek Shipowners and the Cyprus Union of Shipowners and Vice Chairman of HELMEPA (Hellenic Maritime Protection Agency), as well as Deputy Chairman of the board of directors of The Swedish Club. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 35 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 18 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led a variety of projects, the latest being the successfully concluded comprehensive financing plan of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 16 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Net Norske Veritas.

        George Economou has been a member of our board of directors since August 2010. Mr. Economou has over 34 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took Dryships Inc. public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen Dryships' growth into the largest US-listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Mr. Economou is also the Chairman, President and Chief Executive Officer of DryShips' Nasdaq-listed subsidiary, Ocean Rig UDW Inc., an owner and operator of offshore drilling rigs and drillships. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

        Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 28 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, from 1989 Mr. Fogarty held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and as Special Assistant to the Chairman of CSX from 2006 to 2009. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

        Myles R. Itkin has been a member of our board of directors since October 2006. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        Miklós Konkoly-Thege has been a member of our board of directors since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS and Stena Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

        Dr. Robert A. Mundell has been a member of our board of directors since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell served as a member of the board of directors of Olympus Corporation from 2005 to 2008. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

Compensation of Directors and Senior Management

        Non-executive directors receive annual fees of $62,500, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under "—Equity Compensation Plan." We do not have service contracts with any of our directors. Prior to 2013, when we ceased to directly employ and compensate our executive officers, as described below, we had employment agreements with two directors who are also executive officers of our company.

        During the year ended December 31, 2012, we paid our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, with whom we had a services agreement, an aggregate amount of $1.8 million in cash, or approximately €1.4 million. Beginning on January 1, 2013, we ceased to directly employ and compensate our executive officers and our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of €1.4 million per year, approximating the aggregate compensation we paid to these executive officers during the year ended December 31, 2012, plus any incentive compensation our board of directors determines, in its sole discretion, is payable for such services. Our executive officers remain eligible, in the discretion of our board of directors and compensation committee, for restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

        We will reimburse our manager for any severance payable to our executive officers. Such severance payments for termination without "cause" or for "good reason" generally equal (i) two times the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as continued benefits, if any, for 24 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company the greater of (a) the amount calculated as described in clause (i) but changing the multiple from two to three and (b) a specified dollar amount for each executive officer (approximately €4.2 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.

Employees

        We have four shore-based officers, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer. In each case, from January 1, 2013, their services are provided under our Management Agreement with our Manager, Danaos Shipping, and prior to that time were directly employed by us, other than our Deputy Chief Operating Officer with whom we previously had a services agreement. Approximately 1,296 officers and crew members served on board the vessels we own as of December 31, 2012, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2012 and February 28, 2013, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

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

        During the year ended December 31, 2012, the board of directors held five meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Itkin who attended four of the five meetings of the Board and the Audit Committee, and Mr. Economou who attended one of the five meetings of the Board. Our board of directors has determined that each of Messrs. Fogarty, Economou, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met four times in 2012 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in 2013. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2012, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2012, there was one meeting of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. The nominating and corporate governance committee did not meet during 2012.

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

        As of December 12, 2011, we granted 555,000 restricted shares of common stock to the executive officers of the Company, and recorded in "General and Administrative Expenses" an expense of $2.0 million, representing the fair value of the stock granted as at the date of grant. These shares may not be transferred, assigned, pledged, hypothecated or otherwise disposed of (other than for estate planning purposes in accordance with the Plan) until the earlier to occur of (i) the third anniversary of the date of grant and (ii) the average per share closing price of the Common Stock on the New York Stock Exchange (or any other securities exchange on which the Common Stock may be listed) for any period of fifteen (15) consecutive trading days equals or exceeds $7.00 per share.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of our common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of our common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at our Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 12, 2012, we granted 35,101 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. We will issue 35,101 new shares of common stock in 2013 to be distributed to the employees of the Manager in settlement of the shares granted in 2012. As of December 12, 2011, we granted 18,650 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. We have issued 18,600 new shares and we will issue 50 new shares of common stock in 2013 to be distributed to the employees of the Manager in settlement of the shares granted in 2011. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under the Plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of our common stock. Pursuant to the terms of the Plan, directors may elect to receive in Common Stock all or a portion of their compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. During 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. On the last business day of each quarter of 2012 and 2011, rights to receive 13,613 and 22,200 shares in aggregate for the years ended December 31, 2012 and 2011, respectively, were credited to the Director's Share Payment Account. As of December 31, 2012 and 2011, respectively, $0.05 million and $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Company issued 13,613 new shares of common stock in 2013, which were distributed to its directors in settlement of the shares granted in 2012. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.9% of our outstanding common stock as of February 28, 2013. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009, February 8, 2010, December 16, 2011 and December 31, 2012. From January 1, 2013, our Manager also provides us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $15.5 million in 2012, $13.5 million in 2011 and $11.4 million in 2010. The related expenses are shown under "General and administrative expenses" on the statement of comprehensive income. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $12.7 million and $9.1 million as of December 31, 2012 and 2011, respectively.

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

  Reporting Structure

        Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, each of which is appointed by our board of directors. Under our management agreement, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For 2013 we will pay our manager the following fees and commissions: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager's Hamburg-based office, (v) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, on January 1, 2013, our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of €1.4 million per year, approximating the $1.8 million (€1.4 million) of aggregate compensation we paid to these executive officers during the year ended December 31, 2012. As described above under "Item 6. Directors, Senior Management and Employees-Compensation of Directors and Senior Management," we will also reimburse our Manager for any severance payable to such executive officers. Previously, we had directly compensated and employed , other than our Deputy Chief Operating Officer with whom we had a services agreement, our executive officers.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2012, 2011 and 2010, we paid premiums of $10.4 million, $8.7 million and $7.3 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2013 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2013 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,618,212 shares of common stock outstanding as of February 28, 2013. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	61.9%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	316,384	*
Evangelos Chatzis Chief Financial Officer and Secretary	125,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
George Economou(2) Director	11,471,621	10.5%
Andrew B. Fogarty Director	114,886	*
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	69,966	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(3)	67,828,140	61.9%
Sphinx Investments Corp.(2)	11,471,621	10.5%
Avignon International Corporation(4)	8,108,109	7.4%
All executive officers and directors as a group (9 persons)	79,925,997	72.9%

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

        As of February 28, 2013, we had approximately eight stockholders of record, four of which were located in the United States and held an aggregate of 109,063,212 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 109,060,962 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 79,256,111 shares beneficially owned by our officers and directors resident outside the United States and 114,886 shares beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

        Legal Proceedings.    On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company's board of directors at the time the complaint was filed. The derivative complaint challenges the amendments in 2009 and 2010 to the

Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. After briefing was completed, the Court heard oral argument on October 26, 2011. On December 21, 2011, the Court granted the Company's motion to dismiss but gave the plaintiff leave to file an amended complaint. Plaintiff filed the amended complaint on January 30, 2012. The amended complaint names the same parties and bases its claims on the same transactions. The Company has moved to dismiss the amended complaint and completed briefing on that motion on July 16, 2012. A hearing on the Company's motion to dismiss is set for April 23, 2013.

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

		High	Low
2008		$29.96	$3.18
2009		$10.50	$2.72
2010		$5.25	$3.50
2011	(Annual)	$7.87	$2.65
	First Quarter	6.78	3.73
	Second Quarter	7.87	5.00
	Third Quarter	5.94	2.65
	Fourth Quarter	4.11	2.77

		High	Low
2012	(Annual)	$4.88	$2.44
	First Quarter	4.88	2.86
	Second Quarter	4.73	3.47
	Third Quarter	4.45	3.03
	Fourth Quarter	3.26	2.44
	September 2012	3.64	3.03
	October 2012	3.26	2.50
	November 2012	3.23	2.56
	December 2012	2.75	2.44
2013	First Quarter (through February 28, 2013)	$4.25	$2.76
	January 2013	4.25	2.76
	February 2013	4.23	3.11

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2012 and February 28, 2013, 109,604,040 shares and 109,618,212 shares, respectively, were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2012 and February 28, 2013, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

        For a description of the Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation, as amended February 12, 2009, February 8, 2010, December 16, 2011 and December 31, 2012, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

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

        For a description of the Subscription Agreements, dated August 6, 2010, between the Company and certain investors, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Common Stock Sale."

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

        The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the "Amended Act"). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

        If, however, our Liberian subsidiaries were subject to Liberian income tax under the Amended Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate shareholder of the Liberian subsidiaries we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

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

        Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2012. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        In connection with certain of our credit facilities under which we pay a floating rate of interest, we entered into interest rate swap agreements designed to pro-actively and efficiently manage our floating rate exposure. We have recognized these derivative instruments on the consolidated balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30, 2012. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Comprehensive Income in the periods when the hedged item affects profit or loss. On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. We have not held or issued derivative financial instruments for trading or other speculative purposes.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2012 and 2011 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2012	Fair Value December 31, 2011
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(20,759)	$(26,764)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(11,253)	$(18,532)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(4,172)	$(7,923)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(4,190)	$(7,962)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(4,103)	$(7,779)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(34,952)	$(47,139)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(21,792)	$(27,730)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(22,116)	$(28,143)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$—	$(17,277)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(15,882)	$(22,604)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(13,424)	$(15,664)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(13,523)	$(15,826)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(25,725)	$(29,584)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(21,241)	$(29,468)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(33,273)	$(39,092)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(13,243)	$(15,370)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(26,357)	$(29,579)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(21,043)	$(26,016)

Total fair value of swaps							$(307,048)	$(412,452)

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

  Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting our fixed rate loan facilities to floating rate debt. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

        On July 1, 2012, we elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of our fair value interest rate swap agreements will continue to be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2012 and 2011 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2012	Fair Value December 31, 2011
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M	$1,390	$1,917
						BBA + 0.835% p.a.
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M	$1,518	$2,047
						BBA + 0.855% p.a.

Total fair value							$2,908	$3,964

        The total fair value change of the interest rate swaps for the years ended December 31, 2012, 2011 and 2010, amounted to $(1.1) million, $(0.5) million and $0.7 million, respectively, and is included in the consolidated statement of comprehensive income in "Unrealized and realized losses on derivatives". The related asset of $2.9 million and $4.0 million as of December 31, 2012 and 2011, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        The total fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.9 million gain and for the years ended December 31, 2011 and 2010, amounted to $1.8 million and $0.8 million, respectively, and is included in the consolidated statement of comprehensive income in "Unrealized and realized losses on derivatives". The related liability of the fair value hedged debt of $2.2 million and $3.4 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2012 and 2011, respectively. The net ineffectiveness for the six months ended June 30, 2012, amounted to $0.5 million gain (as discussed above, on July 1, 2012, we elected to prospectively de-designate hedge accounting) and for the years ended December 31, 2011 and 2010, amounted to $1.3 million and $1.5 million, respectively, and is shown in the consolidated Statement of comprehensive Income in "Unrealized and realized losses on derivatives". We reclassified from "Long-term debt, net of current portion", where fair value of hedged item is recorded, to our earnings unrealized losses of $0.3 million for the six months ended December 31, 2012 (following the hedge accounting discontinuance as of July 1, 2012).

  Cash Flow Interest Rate Swap Hedges

        We, according to our long-term strategic plan to maintain relative stability in our interest rate exposure, have decided to swap part of our interest expenses from floating to fixed. To this effect, we entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage our floating rate exposure.

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30, 2012. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Comprehensive Income in the periods when the hedged item affects profit or loss. The change in the fair value of these interest swaps qualifying for hedge accounting for the six months ended June 30, 2012 was $40.5 million and recognized in the Accumulated other comprehensive loss.

        We recorded in the consolidated statements of comprehensive income hedge ineffectiveness gains of $1.8 million for the six months ended June 30, 2012 and unrealized gains of $2.2 million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the six months ended June 30, 2012.

        On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. We recorded in our earnings, unrealized gains from changes in the fair value of the cash flow interest rate swaps, an amount of $62.7 million for the six months ended December 31, 2012.

        We evaluated whether the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $67.7 million for the six months ended December 31, 2012.

        We recorded in the consolidated statements of comprehensive income hedge ineffectiveness gains/(losses) of $1.8 million, $19.7 million and $(0.6) million for the years ended December 31, 2012, 2011 and 2010, respectively, unrealized gains/(losses) of $64.9 million, $(10.3) million and $(36.5) million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the years ended December 31, 2012, 2011 and 2010, respectively. Furthermore, deferred realized losses of nil, $(0.2) million and $(8.6) million were reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheets to the consolidated statements of comprehensive income as of and for the years ended December 31, 2012, 2011 and 2010, respectively, as well as $67.7 million unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for the six months ended December 31, 2012 (following the hedge accounting discontinuance as of July 1, 2012).

        In addition, we reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to the consolidated statements of comprehensive income an amount of $(4.2) million in the year ended December 31, 2010, in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation.

        The total fair value change of the interest rate swaps for the years ended December 31, 2012 and 2011, amounted to $105.4 million and $19.5 million, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $7.0 million, $31.3 million and $38.5 million were recorded in other comprehensive loss for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, an amount of $3.5 million, $1.6 million and $0.5 million was reclassified into earnings for the years ended December 31, 2012, 2011 and 2010, respectively, representing amortization over the depreciable life of the vessel.

        We were in an over-hedged position under our cash flow interest rate swaps, which was due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from our private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $19.0 million, $38.9 million and $28.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The over-hedged position described above was gradually reduced and ultimately eliminated during the second half of 2012, following the delivery of all remaining newbuildings and the full drawdown of all credit facilities.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2012, a 10 basis points increase in interest rates on floating rate debt outstanding at December 31, 2012 would result in an decrease of approximately $3.1 million in earnings in 2013. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2012 we incurred approximately 33.7% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2012, approximately 27.3% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2012. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2012, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2012, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2012.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2012, 2011 and 2010.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2012 and 2011 and breaks down these amounts by the category of service.

	2012	2011
	(in thousands of dollars)
Audit fees	$438.4	$459.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements, as well as fees in connection with our response to SEC comment letters received and fees in connection with Registration Statements on Form F-3, which we filed with the SEC.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in these categories in 2012 or 2011.

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

        We did not repurchase any shares of our common stock in 2012, 2011 or 2009.

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

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-50 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)

1.2	Amended and Restated Bylaws(5)

2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)

4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation(1)

4.1.1	Addendum No. 1 to Amended and Restated Management Agreement, dated February 12, 2009 between Danaos Shipping Company Limited and Danaos Corporation(4)

4.1.2	Addendum No. 2 to Amended and Restated Management Agreement, dated February 8, 2010 between Danaos Shipping Company Limited and Danaos Corporation(7)

4.1.3	Addendum No. 3 to Amended and Restated Management Agreement, dated December 16, 2011, between Danaos Shipping Company Limited and Danaos Corporation(11)

4.1.4	Addendum No. 4 to Amended and Restated Management Agreement, dated December 31, 2012, between Danaos Shipping Company Limited and Danaos Corporation

4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)(1)

4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)

Number	Description
4.4	Stockholder Rights Agreement and Amendment No. 1(8)

4.5	2006 Equity Compensation Plan(1)

4.5.1	Directors' Share Payment Plan(4)

4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)

4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)

4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)

4.9	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)

4.10	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)

4.11	Loan Agreement, dated February 15, 2008, with Credit Agricole (formerly Emporiki Bank of Greece S.A._(3)

4.12	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)

4.13	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)

4.14	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)

4.15	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)

4.16	Loan Agreement, dated February 2, 2009, with Commerzbank (formerly Deutsche Schiffsbank), Credit Suisse and Credit Agricole (formerly Emporiki Bank)(4)

4.17	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)

4.18	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)

4.19	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)

4.20	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)

4.21	Credit Facility, dated February 21, 2011, with Citi (acting as an agent), ABN Amro and CEXIM(8)

4.22	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)

4.23	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)

4.24	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)

Number		Description
4.25		Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Commerzbank (formerly Deutsche Schiffsbank Aktiengesellschaft) and Credit Agricole (formerly Emporiki Bank of Greece S.A.)(8)

4.26		Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)

4.27		Hyundai Vendor Financing Agreements(8)

4.28		Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)

4.29		Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)

4.30		Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012(11)

8		Subsidiaries

11.1		Code of Business Conduct and Ethics(2)

11.2		Code of Conduct(2)

11.3		Code of Ethics(2)

12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15		Consent of Independent Registered Public Accounting Firm

101	*	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

101.INS		XBRL Instance Document

101.SCH		XBRL Taxonomy Extension Schema

101.CAL		XBRL Taxonomy Extension Calculation Linkbase

101.LAB		XBRL Taxonomy Extension Label Linkbase

101.PRE		XBRL Taxonomy Extension Presentation Linkbase

101.DEF		XBRL Taxonomy Extension Definition Linkbase

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

(9)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on August 27, 2010.

(10)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on May 10, 2011.

(11)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on March 30, 2012.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 1, 2013

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$55,628	$51,362
Restricted cash, current portion	3	2,821	2,909
Accounts receivable, net		3,741	4,176
Inventories		17,731	16,187
Prepaid expenses		706	1,311
Due from related parties	14	12,664	9,128
Other current assets	7	5,382	8,218

Total current assets		98,673	93,291

Fixed assets, net	4	3,986,138	3,241,951
Advances for vessels under construction	5	—	524,286
Deferred charges, net	6	88,821	99,711
Restricted cash, net of current portion		430	—
Other non-current assets	8,16b	37,983	28,865

Total non-current assets		4,113,372	3,894,813

Total assets		$4,212,045	$3,988,104

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$13,982	$15,144
Accrued liabilities	10	32,894	36,117
Current portion of long-term debt	13	125,076	41,959
Current portion of vendor financing	13	57,388	10,857
Unearned revenue		5,447	6,993
Other current liabilities	11,16a	130,465	120,623

Total current liabilities		365,252	231,693

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	3,097,472	2,960,288
Vendor financing, net of current portion	13	121,754	54,288
Other long-term liabilities	11,16a	187,263	299,300

Total long-term liabilities		3,406,489	3,313,876

Total liabilities		3,771,741	3,545,569

Commitments and Contingencies	19	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2012 and 2011)	22	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2012 and 2011. 109,604,040 and 109,563,799 issued and outstanding as of December 31, 2012 and 2011, respectively)	22	1,096	1,096
Additional paid-in capital		546,023	545,884
Accumulated other comprehensive loss	16a	(353,271)	(456,105)
Retained earnings		246,456	351,660

Total stockholders' equity		440,304	442,535

Total liabilities and stockholders' equity		$4,212,045	$3,988,104

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2012	2011	2010
OPERATING REVENUES	18	$589,009	$468,101	$359,677
OPERATING EXPENSES:
Voyage expenses		(13,503)	(10,765)	(7,928)
Vessel operating expenses		(123,356)	(119,127)	(88,271)
Depreciation	4	(143,938)	(106,178)	(77,045)
Amortization of deferred drydocking and special survey costs	6	(6,070)	(5,800)	(7,426)
Impairment loss	24	(129,630)	—	(71,509)
General and administrative expenses		(20,379)	(21,028)	(23,255)
Gain on sale of vessels	20	830	—	1,916

Income from operations		152,963	205,203	86,159

OTHER INCOME (EXPENSES):
Interest income		1,642	1,304	964
Interest expense		(87,340)	(55,124)	(41,158)
Other finance expenses		(18,107)	(14,581)	(6,055)
Other income/(expenses), net	25	811	(1,986)	(5,070)
Unrealized and realized losses on derivatives	16	(155,173)	(121,379)	(137,181)

Total Other Expenses, net		(258,167)	(191,766)	(188,500)

Net (Loss)/Income		$(105,204)	$13,437	$(102,341)

(LOSS)/ EARNINGS PER SHARE
Basic and diluted net (loss)/income per share	23	$(0.96)	$0.12	$(1.36)

Basic and diluted weighted average number of shares		109,612,737	109,045,468	75,435,716

Other Comprehensive (Loss)/Income
Change in fair value of financial instruments qualifying for hedge accounting		40,536	29,766	(94,093)
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization		(3,511)	(29,745)	(38,031)
Reclassification of unrealized losses/(gains) to earnings		65,809	(19,560)	19,651

Total Other Comprehensive Income/(Loss)		102,834	(19,539)	(112,473)

Comprehensive Loss		$(2,370)	$(6,102)	$(214,814)

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock		Treasury Stock
						Accumulated other comprehensive loss
	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital		Retained earnings	Total
As of January 1, 2010	54,551	$546	7	$(39)	$288, 613	$(324,093)	$440,564	$405,591
Net loss	—	—	—	—	—	—	(102,341)	(102,341)
Change in fair value of financial instruments	—	—	—	—	—	(94,093)	—	(94,093)
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	—	—	—	—	—	(38,031)	—	(38,031)
Reclassification of unrealized losses to earnings	—	—	—	—	—	19,651	—	19,651
Treasury stock purchased	(12)	—	12	(50)	—	—	—	(50)
Treasury stock distributed	18	—	(18)	86	(86)	—	—	—
Issuance of common stock	54,054	540	—	—	199,460	—	—	200,000
Stock compensation	—	—	—	—	1,685	—	—	1,685

As of December 31, 2010	108,611	$1,086	1	$(3)	$489,672	$(436,566)	$338,223	$392,412

Net Income	—	—	—	—	—	—	13,437	13,437
Change in fair value of financial instruments	—	—	—	—	—	29,766	—	29,766
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	—	—	—	—	—	(29,745)	—	(29,745)
Reclassification of unrealized gains to earnings	—	—	—	—	—	(19,560)	—	(19,560)
Treasury stock distributed	1	—	(1)	3	(3)	—	—	—
Warrants issued	—	—	—	—	54,043	—	—	54,043
Issuance of common stock	952	10	—	—	(10)	—	—	—
Stock compensation	—	—	—	—	2,182	—	—	2,182

As of December 31, 2011	109,564	$1,096	—	$—	$545,884	$(456,105)	$351,660	$442,535

Net Loss	—	—	—	—	—	—	(105,204)	(105,204)
Change in fair value of financial instruments qualifying for hedge accounting	—	—	—	—	—	40,536	—	40,536
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	—	—	—	—	—	(3,511)	—	(3,511)
Reclassification of unrealized losses to earnings	—	—	—	—	—	65,809	—	65,809
Issuance of common stock	40	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	139	—	—	139

As of December 31, 2012	109,604	$1,096	—	$—	$546,023	$(353,271)	$246,456	$440,304

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2012	2011	2010
Cash Flows from operating activities:
Net (loss)/income	$(105,204)	$13,437	$(102,341)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	143,938	106,178	77,045
Amortization of deferred drydocking and special survey costs	6,070	5,800	7,426
Impairment loss	129,630	—	71,509
Write off of finance and other costs	—	—	1,084
Amortization of finance costs	14,314	9,700	1,340
Exit fees accrued on debt	2,762	1,592	—
Payments for drydocking and special survey costs deferred	(9,308)	(7,218)	(3,122)
Gain on sale of vessels	(830)	—	(1,916)
Stock based compensation	139	2,182	1,685
Change in fair value of warrants	—	2,253	—
Amortization of deferred realized losses on interest rate swaps	3,524	1,575	473
Unrealized (gain)/loss on derivatives	739	(10,537)	48,406
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	(7,035)	(31,320)	(38,504)
(Increase)/decrease in:
Accounts receivable	435	(64)	(380)
Inventories	(1,544)	(6,269)	(2,265)
Prepaid expenses	605	113	(368)
Due from related parties	(3,536)	1,978	(2,459)
Other assets, current and non-current	(7,338)	(10,352)	(13,857)
Increase/(decrease) in:
Accounts payable	(1,162)	396	4,905
Accrued liabilities	(1,218)	(15,853)	27,544
Unearned revenue	(1,546)	(4,404)	1,857
Other liabilities, current and long-term	3,123	305	730

Net cash provided by operating activities	166,558	59,492	78,792

Cash flows from investing activities:
Vessels under construction and vessels additions	(375,424)	(644,593)	(589,512)
Net proceeds from sale of vessels and deposits received	5,635	—	1,764

Net cash used in investing activities	(369,789)	(644,593)	(587,748)

Cash flows from financing activities:
Proceeds from long-term debt	266,920	482,286	437,399
Payments on long-term debt	(48,124)	(45,369)	(208,751)
Payments on Vendor financing	(10,857)	—	—
Proceeds from equity issuance	—	—	200,000
Treasury stock purchased	—	—	(50)
Deferred finance costs	(100)	(30,287)	(7,421)
(Increase)/decrease in restricted cash	(342)	(2)	195,564

Net cash provided by financing activities	207,497	406,628	616,741

Net increase/(decrease) in cash and cash equivalents	4,266	(178,473)	107,785

Cash and cash equivalents, beginning of year	51,362	229,835	122,050

Cash and cash equivalents, end of year	$55,628	$51,362	$229,835

Supplementary Cash Flow information
Cash paid for interest, net of capitalized interest	$84,847	$53,741	$38,590
Non-cash capitalized interest on vessels under construction	$—	$1,401	$8,557
Non-cash other predelivery expenses on vessels under construction	$—	$410	$—
Final installments for delivered vessels financed under Vendor Financing arrangement	$124,855	$65,145	$—
Non-cash deferred financing fees	$86	$56,519	$3,505

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

        The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of comprehensive income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The consolidated companies are referred to as "Danaos," or "the Company."

        As of December 31, 2012, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below, which all own container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Seasenator Shipping Ltd.	June 11, 1996	Honour	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	Hope	1989	3,908
Appleton Navigation S.A.	May 12, 1998	Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	Pride	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry(1)	1986	3,039
Independence Navigation Inc.	October 9, 2002	Independence(1)	1986	3,045
Victory Shipholding Inc.	October 9, 2002	Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Duka	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyundai Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(2)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(2)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(2)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(2)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(2)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100

(1)
As of February 13, 2013, the Company sold and delivered the Independence. As of February 8, 2013, the Company entered into an agreement to sell the Henry. Refer to Note 26, Subsequent Events.

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

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statements of comprehensive income for each of the years ended December 31, 2012, 2011 and 2010 were $0.02 million, $(0.1) million and $(0.1) million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $55.6 million as of December 31, 2012 (December 31, 2011: $51.4 million) comprised cash balances and short term deposits, of which short term time deposits were $9.8 million as of December 31, 2012 and $14.6 million as of December 31, 2011.

        Restricted Cash:    Cash restricted accounts include retention accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account. In addition, the Company has a restricted deposit in relation to one of its swaps. Refer to Note 3, Restricted Cash.

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

        Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the consolidated balance sheet line item "Deferred Charges, net". The amortization expense associated with deferred financing fees is included in "Other finance expense" on the consolidated Statement of Comprehensive Income.

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

        Impairment of Long-lived Assets:    The accounting standard for impairment of long-lived assets requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the case of long-lived assets held and used, if the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

        As of December 31, 2012, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from 1 to 18 years for vessels in its current fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2012 in relation to laid up vessels, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        The Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers (on the basis of a commercial transaction between a willing buyer and a willing seller). As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters.

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

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year time charters, such as those on which the Company chartered 62, 57, 48 containerships in its current fleet as of December 31, 2012, 2011 and 2010, respectively, and under short-term time charters, the Company pays for vessel operating expenses. Under bareboat charters, such as those on which the Company chartered two of the containerships in its fleet as of December 31, 2012, 2011 and 2010, respectively, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 14, Related Party Transactions), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

        Repairs and Maintenance:    All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of comprehensive income.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Derivative Instruments:    The Company entered into interest rate swap contracts to create economic hedges for its interest rate risks. When such derivatives do not qualify for hedge accounting, the Company presents these financial instruments at their fair value, and recognizes the fair value changes therefrom in the consolidated Statement of Comprehensive Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. If the probability that the forecasted transaction will not occur, the ineffective portion of a derivative's change in fair value is immediately recognized in income.

        At the inception of the transaction, the Company documented the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documented its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        On July 1, 2012, the Company elected to prospectively de-designate fair value and cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company's cash flow interest rate swap agreements were recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward.

        The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

        The Company does not use financial instruments for trading or other speculative purposes.

        Earnings/(Loss) Per Share:    The Company has presented net income/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted (loss)/income per share for the year ended December 31, 2012 and 2011, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. As of December 12, 2011, the Company granted an aggregate of 555,000 restricted shares of common stock to the officers of the Company. Refer to Note 21, Stock Based Compensation.

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

Recent Accounting Pronouncements:

Fair Value

        In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance was effective for the Company beginning January 1, 2012. The adoption of the new guidance for fair value measurements had no effect on the Company's consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Comprehensive Income

        In February 2013, the FASB issued new guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. The amended guidance was effective for the Company for reporting periods beginning after December 15, 2012. The adoption of the new guidance is not expected to have an effect on the Company's consolidated financial statements.

3. Restricted Cash

        Restricted cash accounts were as follows as at December 31 (in thousands):

	2012	2011
Retention accounts	$2,821	$2,909
Restricted deposits	430	—

Total	$3,251	$2,909

        The Company was required to maintain cash of $2.8 million and $2.9 million as of December 31, 2012 and 2011, respectively, in retention bank accounts as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities.

        Furthermore, as of December 31, 2012, the Company recorded non-current restricted cash of $0.4 million in relation to one of its swaps following the sale of the Montreal, as based on its Bank Agreement, any sale proceeds should be applied towards the repayment of the respective loan outstanding as well as cash collateral of the outstanding swaps with the respective bank (prorated based on market values).

4. Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2011	$2,629,136	$(355,653)	$2,273,483
Additions	1,074,646	(106,178)	968,468

As of December 31, 2011	$3,703,782	$(461,831)	$3,241,951

Additions	1,022,560	(143,938)	878,622
Disposals	(20,606)	15,801	(4,805)
Impairment loss	(129,630)	—	(129,630)

As of December 31, 2012	$4,576,106	$(589,968)	$3,986,138

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

i.
On January 26, 2011, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Algeciras, for a contract price of $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world's major liner companies.

ii.
On March 10, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Germany, for a contract price of $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

iii.
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

v.
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

x.
On February 16, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Together, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xi.
On February 28, 2012, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Melisande, for a contract price of $117.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xii.
On March 8, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Tenacity, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xiii.
On April 27, 2012, the Company sold and delivered the Montreal (ex Hanjin Montreal). The net sale consideration was $5.6 million and the Company recognized a net gain on sale of $0.8 million during the year ended December 31, 2012. Refer to Note 15, Sale of Vessel.

xiv.
On May 3, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Smart, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

xv.
On June 7, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Speed, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

xvi.
On June 29, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Ambition, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        As of December 31, 2012, the Company recorded an impairment loss of $129.6 million in relation to thirteen of its older vessels, which are currently laid up or on short-term charters in the spot market. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. Refer to Note 24, Impairment Loss.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $431.9 million as of December 31, 2012 and $361.5 million as of December 31, 2011. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

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

5. Advances for Vessels under Construction

        a)    Advances for vessels under construction were as follows at December 31 (in thousands):

	2012	2011
Advance payments for vessels	$—	$196,730
Progress payments for vessels	—	288,091
Capitalized interest	—	39,465

Total	$—	$524,286

        As of December 31, 2012, the Company completed its extensive newbuilding program and has taken delivery of all of its vessels under construction.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Advances for Vessels under Construction (Continued)

        b)    Advances for vessels under construction and transfers to vessels' cost as of December 31, 2012 and 2011 were as follows (in thousands):

As of January 1, 2011	$904,421
Additions	693,030
Transfer to vessels' cost	(1,073,165)

As of December 31, 2011	$524,286

Additions	497,661
Transfer to vessels' cost	(1,021,947)

As of December 31, 2012	$—

6. Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2011	$5,013	$19,679	$24,692
Additions	7,218	83,301	90,519
Amortization	(5,800)	(9,700)	(15,500)

As of December 31, 2011	$6,431	$93,280	$99,711
Additions	9,308	186	9,494
Amortization	(6,070)	(14,314)	(20,384)

As of December 31, 2012	$9,669	$79,152	$88,821

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

        On March 2, 2011, the Company committed to issue 15,000,000 warrants to its lenders under the Bank Agreement and the New Credit Facilities to purchase, solely on a cash-less exercise basis, shares of its common stock. On March 17, 2011, the Company issued 11,213,713 warrants at an initial exercise price of $6.00 per share, which exercise price was increased to $7.00 per share on March 29, 2011 upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. On April 1, 2011 and May 23, 2011, the Company issued the remaining 3,711,417 and 74,870 warrants (out of the total of 15,000,000 warrants), respectively, at an exercise price of $7.00 per share. All warrants issued will expire on January 31, 2019. The Company will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis. The Company has also registered 8,044,176 warrants (following the request of certain banks) and underlying shares of common stock for resale under the Securities Act.

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

        The warrants were considered a liability instrument from March 2, 2011 up to the date the exercise price was fixed to $7.00 per share and were marked to market. On March 29, 2011, the warrants were reclassified from liability to equity since the exercise price was fixed and the warrants met all conditions for classification as equity. Therefore, assuming no changes to the existing warrant agreement, any future changes in the fair value of the warrants subsequent to the amendment date of the exercise price will not be recognized in the financial statements so long as the warrant continues to meet equity classification criteria in future periods. The warrants were considered non-cash fees paid to the Company's lenders and are deferred and will be amortized over the life of the respective facilities in accordance with the effective interest rate method.

        The fair value of the warrants on the amendment date of March 29, 2011 was $54.1 million compared to $51.8 million as of March 2, 2011. The $2.3 million loss arising from the change in the fair value of the warrants from March 2, 2011 to March 29, 2011 was recorded in the consolidated Statement of Comprehensive Income under "Other finance expenses".

7. Other Current Assets

        Other current assets consisted of the following as at December 31 (in thousands):

	2012	2011
Insurance claims	$545	$4,692
Advances to suppliers and other assets	4,837	3,526

Total	$5,382	$8,218

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks, are expected to be fully collected.

8. Other Non-current Assets

        Other non-current assets consisted of the following as at December 31 (in thousands):

	2012	2011
Fair value of swaps	$2,908	$3,964
Other assets	35,075	24,901

Total	$37,983	$28,865

        On October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd. ("ZIM"), revisions to charterparties for six of its vessels in operation, which keep the original charter terms in place, reducing the cash settlement of each charter hire by 17.5%, for a period

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

ending on December 31, 2012, which becomes a subsequent payment. Each subsequent payment, which accumulates in any financial quarter, is satisfied by callable exchange notes (the "CENs"). CENs were issued by ZIM once per financial quarter at a face value equal to the aggregate amount of such subsequent payments from that financial quarter plus a premium amount (being an amount calculated as if each such subsequent payment had accrued interest at the rate of 6% p.a. from the date when it would have been due under the original charter party until the relevant issue date for the CENs). Unless previously converted at the holder's option into ZIM's common stock (only upon ZIM becoming a publicly listed company) or redeemed partially prior to or in full in cash, on July 1, 2016, ZIM will redeem the CENs at their remaining nominal amount together with the 6% interest accrued up to that date in cash only. In this respect, the Company recorded notes receivable from ZIM in "Other non-current assets" of $33.9 million and $23.5 million as of December 31, 2012 and 2011, respectively. The Company has agreed to ZIM's request to extend this charter hire payment deferral arrangement for a further six months, until June 30, 2013.

        In respect to the fair value of swaps, refer to Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9. Accounts Payable

        Accounts payable consisted of the following as at December 31 (in thousands):

	2012	2011
Suppliers, repairers	$8,995	$12,148
Insurers, agents, brokers	1,373	1,486
Other creditors	3,614	1,510

Total	$13,982	$15,144

10. Accrued Liabilities

        Accrued liabilities consisted of the following as at December 31 (in thousands):

	2012	2011
Accrued payroll	$969	$1,109
Accrued interest	12,473	10,543
Accrued expenses	19,452	24,465

Total	$32,894	$36,117

        Accrued expenses mainly consisted of accrued realized losses of cash flow interest rate swaps (2012: $15.2 million, 2011: $18.5 million) and other accruals related to the operation of the Company's fleet (2012: $4.3 million, 2011: $6.0 million).

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Other Current and Long-term Liabilities

        Other current liabilities consisted of the following as at December 31 (in thousands):

	2012	2011
Fair value of swaps	$130,100	$120,623
Other current liabilities	365	—

Total	$130,465	$120,623

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2012	2011
Fair value of swaps	$176,948	$291,829
Other long-term liabilities	10,315	7,471

Total	$187,263	$299,300

        Other long-term liabilities mainly consist of $4.8 million and $4.7 million as of December 31, 2012 and 2011, respectively, in relation to deferred fees accrued in accordance with the Bank Agreement (refer to Note 13, Long-Term Debt), which will be cash settled on December 31, 2014 and are recorded at amortized cost.

        In respect to the fair value of swaps, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

12. Lease Arrangements

  Charters-out

        The future minimum revenue, expected to be earned on non-cancellable time charters with initial terms of one year or more consisted of the following as at December 31, 2012 (in thousands):

2013	$577,023
2014	549,954
2015	547,605
2016	538,845
2017	506,350
2018 and thereafter	2,198,547

Total future revenue	$4,918,324

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt

        Long-term debt as of December 31, 2012 and 2011 consisted of the following (in thousands):

Lender	As of December 31, 2012	Current portion	Long-term portion	As of December 31, 2011	Current portion	Long-term portion
The Royal Bank of Scotland	$686,800	$3,771	$683,029	$663,300	$—	$663,300
HSH Nordbank	35,000	6,123	28,877	35,000	—	35,000
The Export-Import Bank of Korea ("KEXIM")	39,311	10,369	28,942	49,679	10,369	39,310
The Export-Import Bank of Korea & ABN Amro	79,359	11,250	68,109	90,609	11,250	79,359
Deutsche Bank	180,000	2,406	177,594	180,000	—	180,000
Credit Agricole	156,800	6,279	150,521	156,800	—	156,800
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	658,160	—	658,160	664,325	—	664,325
Credit Suisse	221,100	6,076	215,024	221,100	—	221,100
ABN Amro-Lloyds TSB-National Bank of Greece	253,200	6,966	246,234	253,200	—	253,200
Commerzbank-Credit Suisse- Credit Agricole	298,500	11,401	287,099	298,500	—	298,500
The Royal Bank of Scotland (New Credit Facility)	100,000	6,069	93,931	57,200	—	57,200
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (New Credit Facility)	123,750	17,727	106,023	70,250	—	70,250
ABN Amro-Lloyds TSB-National Bank of Greece (New Credit Facility)	37,100	5,438	31,662	37,100	—	37,100
Sinosure CEXIM-Citi-ABN Amro Credit Facility	183,060	20,340	162,720	203,400	20,340	183,060
Club Facility (New Credit Facility)	83,900	6,180	77,720	16,780	—	16,780
Citi—Eurobank Credit Facility	80,000	4,681	75,319	—	—	—
Comprehensive Financing Plan exit fee accrued	4,354	—	4,354	1,592	—	1,592
Fair value hedged debt	2,154	—	2,154	3,412	—	3,412

Total long-term debt	$3,222,548	$125,076	$3,097,472	$3,002,247	$41,959	$2,960,288

Hyundai Samho Vendor Financing	$179,142	$57,388	$121,754	$65,145	$10,857	$54,288

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

        Maturities of long-term debt for the years subsequent to December 31, 2012 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018	Total principal payments
2013	$104,089	$20,987	$—	$125,076
2014	133,769	25,375	—	159,144
2015	155,317	37,711	—	193,028
2016	183,173	170,927	—	354,100
2017	177,651	170,004	—	347,655
2018 and thereafter	330,338	157,227	1,549,472	2,037,037

Total long-term debt	$1,084,337	$582,231	$1,549,472	$3,216,040

        The maturities of long-term debt for the twelve month periods subsequent to December 31, 2012 are based on the terms of the Bank Agreement, under which the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after May 15, 2013; thereafter until December 31, 2018 it will be required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter (as defined below). The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Maturities of Hyundai Samho vendor financing for the years subsequent to December 31, 2012, are as follows (in thousands):

2013	$57,388
2014	57,388
2015	46,530
2016	17,836

Total vendor financing	$179,142

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Bank Agreement

        On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company's then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continue to provide the Company's then-existing credit facilities and amended the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement.

        In accordance with the accounting guidance for troubled debt restructuring, the Company's debt did not meet the conditions of troubled debt restructuring as the lenders have not granted a concession. The effective borrowing rate of the restructured debt was higher than the effective borrowing rate of the old debt.

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of the Company's existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

        The Company was required to make a margin adjustment fee payment equal to 1.55 percentage points of the applicable balance under its previously existing Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility, calculated for the period from July 1, 2009 to the closing date under the Bank Agreement of March 4, 2011, to the participating lenders who are party to the HSH Facility Agreement. The margin adjustment fees were accrued and recorded as interest expense in the Statement of Comprehensive Income or capitalized into the cost of the vessels under construction. The total amount of $17.6 million was cash settled in March 2011.

        The Company was also required to make a waiver adjustment payment, in respect of prior waivers obtained in 2009 and 2010 (contingent upon the closing of the Bank Agreement), such that each lender under any of the Company's existing credit facilities prior to entry into the Bank Agreement would receive cumulative waiver fees during the preceding period of 0.2% of its existing financing commitments. This fee totaled $2.6 million, was paid in January 2011 and was deferred and will be amortized over the life of the respective credit facilities using the effective interest rate method.

        The Company was also required to pay an amendment fee equal to 0.5% of the outstanding commitments under each existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon the signing of the Bank Agreement and the remaining 40% is due on December 31, 2014. This amendment fee is accrued under the "Other long-term liabilites" in the consolidated balance sheet and is deferred and amortized over the life of the respective credit facilities with the effective interest rate method.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        The Company was also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and which commitment fee was amended to 0.75% for the period after March 4, 2011, which fees were capitalized in cost of vessels under construction as it related to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011) relating to conditions in respect of the Sinosure-CEXIM credit facility. This amendment fee is deferred and will be amortized over the life of the new debt using the effective interest rate method.

  Principal Payments

        Under the terms of the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities, which are not covered by the Bank Agreement, until after May 15, 2013; thereafter, the Company will be required to make quarterly principal payments in fixed amounts, in relation to the Company's total debt commitments from the Company's lenders under the Bank Agreement and New Credit Facilities, as specified in the table below:

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

        Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows

  •
  50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), excluding the $200 million of net equity proceeds, which was a condition to the Bank Agreement and were received in August 2010 for which there are no specified required uses, after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

        which amounts would first be applied to repayment of amounts outstanding under the New Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the New Credit Facilities and then to the existing credit facilities. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company's respective lenders under its existing credit facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

  Covenants and Events of Defaults

        On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of December 31, 2012 and 2011.

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company's aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities ("New Credit Facilities"):

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais and customary shipping industry collateral related

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

    thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Hanjin Greece and customary shipping industry collateral related thereto;

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
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

        As of December 31, 2012, $424.8 million was outstanding under the above New Credit Facilities and there were no remaining borrowing availability under the remaining credit facilities.

  Interest and Fees

        Borrowings under each of the New Credit Facilities above bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

        The Company paid an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million of which was paid and in August 2010 (the date the commitment letter was entered into) and $5.2 million paid in January 2011, which is deferred and amortized through the statement of comprehensive income over the life of the respective facilities with the effective interest rate method.

        The Company paid a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan. In addition, the Company is required to pay a fee of $10.0 million if it does not repay at least $150.0 million in the aggregate under the New Credit Facilities with equity proceeds by December 31, 2013.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

  Covenants, Events of Default and Other Terms

        The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company's existing credit facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the existing credit facilities the Company has with such lenders. The lenders under the other New Credit Facilities also received a lien on the respective vessels securing such New Credit Facilities as additional collateral in respect of its existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its currently unsecured interest rate arrangements with them.

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

        As of December 31, 2012, $183.1 million was outstanding under the credit facility and there were no remaining borrowing availability under the remaining credit facility.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

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

Hyundai Samho Vendor Financing

        The Company entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of its newbuilding containerships built by Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding.

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

Exit Fees

        The Company will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, the Company will be required to pay an Additional Exit Fee of $10.0 million, if it does not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Comprehensive Income over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheet. The Company has recognized an amount of $4.4 million and $1.6 million as of December 31, 2012 and December 31, 2011, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Existing Credit Facilities
The Royal Bank of Scotland(2)	$686.8	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2	The Elbe, the Kalamata, the Komodo, the Henry, the Commodore (ex Hyundai Commodore), the Hyundai Duke (ex APL Duke), the Independence, the Marathonas, the Messologi, the Mytilini, the Hope, the Honour, the SCI Pride, the Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter
Credit Agricole	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Credit Suisse	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$253.2	The YM Colombo (ex SNL Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$298.5	The ZIM Dalian, the Hanjin Santos YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$35.0	The Deva and the Derby D
KEXIM	$39.3	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$79.3	The CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$123.8	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
RBS(2)	$100.0	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$37.1	The Hanjin Greece
Club Facility	$83.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$80.0	The Hyundai Ambition
Sinosure-CEXIM	$183.1	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$179.1	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)
As of December 31, 2012.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        As of December 31, 2012, there was no remaining borrowing availability under any of the Company's credit facilities.

        In 2008, the Company entered into a credit facility of $253.2 million with ABN Amro (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels SNL Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies' subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company's subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2012, the Consolidated Balance Sheet and

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        As of December 31, 2012, the Company was in compliance with the covenants under its Bank Agreement and its other credit facilities.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2012, 2011 and 2010 was 2.7%, 2.5% and 2.7%, respectively.

        Total interest paid during the years ended December 31, 2012, 2011 and 2010 was $90.0 million, $78.4 million and $60.4 million, respectively.

        The total amount of interest cost incurred in 2012 was $91.0 million (2011: $71.2 million, 2010: $65.0 million). The amount of interest expensed in 2012 was $87.3 million (2011: $55.1 million, 2010: $41.2 million) and the amount of interest capitalized in 2012 was $3.7 million (2011: $16.1 million, 2010: $23.8 million).

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

        On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. Furthermore, the Manager receives a flat fee of $0.725 million per newbuilding vessel for the supervision of newbuilding contracts. During 2012 and 2011, the management fee levels remained the same as the 2010 fee levels. The Manager also receives a commission on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet. On December 16, 2011, the Company signed an addendum to the management contract adjusting the commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, effective January 1, 2012, to a commission of 1.0%. In addition, the Manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings).

        On December 31, 2012, the Company signed an addendum to the management contract. From January 1, 2013, the Manager will also provide the Company with the services of its executive officers.

        Management fees in 2012 amounted to approximately $15.5 million (2011: $13.5 million, 2010: $11.4 million), which are shown under "General and administrative expenses" on the consolidated statements of comprehensive income. Commissions to Manager in 2012 amounted to approximately

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Related Party Transactions (Continued)

$5.9 million (2011: $3.4 million, 2010: $2.6 million), which are shown under "Voyage expenses" on the consolidated Statements of Comprehensive Income.

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $12.7 million and $9.1 million as of December 31, 2012 and 2011, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2012, 2011 and 2010 the Company paid premiums to The Swedish Club of $10.4 million, $8.7 million and $7.3 million, respectively. As of December 31, 2012 and 2011, the Company did not have any outstanding balance to The Swedish Club.

15. Taxes

        Under the laws of the countries of the Company's ship owning subsidiaries' incorporation and/or vessels' registration, the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated statements of comprehensive income.

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

16. Financial Instruments (Continued)

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

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30, 2012. For qualifying cash flow hedges,

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Comprehensive Income in the periods when the hedged item affects profit or loss. The change in the fair value of these interest swaps qualifying for hedge accounting for the six months ended June 30, 2012 was $40.5 million and recognized in the Accumulated other comprehensive loss.

        The Company recorded in the consolidated statements of comprehensive income hedge ineffectiveness gains of $1.8 million for the six months ended June 30, 2012 and unrealized gains of $2.2 million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the six months ended June 30, 2012.

        On July 1, 2012, the Company elected to prospectively de-designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company's cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. The Company recorded in its earnings, unrealized gains from changes in the fair value of the cash flow interest rate swaps, an amount of $62.7 million for the six months ended December 31, 2012.

        The Company evaluated whether the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. The Company reclassified from Accumulated Other Comprehensive Loss to its earnings unrealized losses of $67.7 million for the six months ended December 31, 2012.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2012 and 2011 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2012	Fair Value December 31, 2011
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(20,759)	$(26,764)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(11,253)	$(18,532)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(4,172)	$(7,923)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(4,190)	$(7,962)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(4,103)	$(7,779)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(34,952)	$(47,139)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(21,792)	$(27,730)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(22,116)	$(28,143)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$—	$(17,277)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(15,882)	$(22,604)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(13,424)	$(15,664)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(13,523)	$(15,826)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(25,725)	$(29,584)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(21,241)	$(29,468)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(33,273)	$(39,092)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(13,243)	$(15,370)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(26,357)	$(29,579)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(21,043)	$(26,016)

Total fair value of swaps							$(307,048)	$(412,452)

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

        The Company recorded in the consolidated statements of comprehensive income hedge ineffectiveness gains/(losses) of $1.8 million, $19.7 million and $(0.6) million for the years ended December 31, 2012, 2011 and 2010, respectively, unrealized gains/(losses) of $64.9 million, $(10.3) million and $(36.5) million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the years ended December 31, 2012, 2011 and 2010, respectively. Furthermore, deferred realized losses of nil, $(0.2) million and $(8.6) million were reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheets to the consolidated statements of comprehensive income as of and for the years ended December 31, 2012, 2011 and 2010, respectively, as well as $67.7 million unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for the six months ended December 31, 2012 (following the hedge accounting discontinuance as of July 1, 2012). In addition, the Company reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheet to the consolidated statements of comprehensive income an amount of $(4.2) million in the year ended December 31, 2010, in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation.The total fair value change of the interest rate swaps for the years ended December 31, 2012 and 2011, amounted to $105.4 million and $19.5 million, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $7.0 million, $31.3 million and $38.5 million were recorded in other comprehensive loss for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, an amount of $3.5 million, $1.6 million and $0.5 million was reclassified into earnings for the years ended December 31, 2012, 2011 and 2010, respectively, representing amortization over the depreciable life of the vessels.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	(in millions)
Total realized losses	$(159.7)	$(163.8)	$(129.4)
Realized losses deferred in Other Comprehensive Loss	7.0	31.3	38.5

Realized losses expensed in consolidated statements of comprehensive income	(152.7)	(132.5)	(90.9)
Amortization of deferred realized losses	(3.5)	(1.6)	(0.5)
Unrealized gains/(losses)	(0.9)	9.2	(45.7)
Accelerated amortization of deferred realized losses	—	—	(4.2)

Unrealized and realized losses on cash flow interest rate swaps	$(157.1)	$(124.9)	$(141.3)

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

        The Company was in an over-hedged position under its cash flow interest rate swaps, which was due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from the Company's private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $19.0 million, $38.9 million and $28.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The over-hedged position described above was gradually reduced and ultimately eliminated during the second half of 2012, following the delivery of all remaining newbuildings and the full drawdown of all credit facilities.

  b.    Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company's fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

        On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company's fair value interest rate swap agreements will continue to be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward.

        The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2012 and 2011, were as follows (in thousands):

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2012	Fair Value December 31, 2011
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$1,390	$1,917
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$1,518	$2,047

Total fair value							$2,908	$3,964

        The total fair value change of the interest rate swaps for the years ended December 31, 2012, 2011 and 2010, amounted to $(1.1) million, $(0.5) million and $0.7 million, respectively, and is included in the consolidated statement of comprehensive income in "Unrealized and realized losses on derivatives". The related asset of $2.9 million and $4.0 million as of December 31, 2012 and 2011, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        The total fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.9 million gain and for the years ended December 31, 2011 and 2010, amounted to $1.8 million and $0.8 million, respectively, and is included in the consolidated statement of comprehensive income in "Unrealized and realized losses on derivatives". The related liability of the fair value hedged debt of $2.2 million and $3.4 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2012 and 2011, respectively. The net ineffectiveness for the six months ended June 30, 2012, amounted to $0.5 million gain (on July 1, 2012, the Company elected to prospectively de-designate hedge accounting) and for the years ended December 31, 2011 and 2010, amounted to $1.3 million and $1.5 million, respectively, and is shown in the consolidated Statement of Comprehensive Income in "Unrealized and realized losses on derivatives". The Company reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to its earnings unrealized losses of $0.3 million for the six months ended December 31, 2012 (following the hedge accounting discontinuance as of July 1, 2012).

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	(in millions)
Unrealized gains/(losses) on swap asset	$(1.1)	$(0.5)	$0.7
Unrealized gains/(losses) on fair value of hedged debt	0.6	1.0	(0.2)
Amortization of fair value of hedged debt	0.3	0.8	1.0
Reclassification of fair value of hedged debt to Statement of Comprehensive Income	0.3	—	—
Realized gains	1.8	2.2	2.6

Unrealized and realized losses on fair value interest rate swaps	$1.9	$3.5	$4.1

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

	Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,908	$—	$2,908	$—
Liabilities
Interest rate swap contracts	$307,048	$—	$307,048	$—

	Fair Value Measurements as of December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$3,964	$—	$3,964	$—
Liabilities
Interest rate swap contracts	$412,452	$—	$412,452	$—

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

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2012 and 2011, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2012		As of December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$55,628	$55,628	$51,362	$51,362
Restricted cash	$3,251	$3,251	$2,909	$2,909
Accounts receivable, net	$3,741	$3,741	$4,176	$4,176
Due from related parties	$12,664	$12,664	$9,128	$9,128
Notes receivable from ZIM	$33,899	$34,071	$23,538	$23,847
Accounts payable	$13,982	$13,982	$15,144	$15,144
Accrued liabilities	$32,894	$32,894	$36,117	$36,117
Long-term debt, including current portion	$3,222,548	$3,223,337	$3,002,247	$3,002,247
Vendor financing, including current portion	$179,142	$179,500	$65,145	$65,034

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Notes receivable from ZIM(1)	$34,071	$—	$34,071	$—
Long-term debt, including current portion(2)	$3,223,337	$—	$3,223,337	$—
Vendor financing, including current portion(3)	$179,500	$—	$179,500	$—
Accrued liabilities(4)	$32,894	$—	$32,894	$—

	Fair Value Measurements as of December 31, 2011
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Notes receivable from ZIM(1)	$23,847	$—	$23,847	$—
Long-term debt, including current portion(2)	$3,002,247	$—	$3,002,247	$—
Vendor financing, including current portion(3)	$65,034	$—	$65,034	$—
Accrued liabilities(4)	$36,117	$—	$36,117	$—

(1)
The fair value is estimated based on currently available information on the Company's counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)
The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

(3)
The fair value of the Company's Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

(4)
The fair value of the Company's accrued liabilities, which mainly consists of accrued interest on our credit facilities and accrued realized losses on our cash flow interest rate swaps, is estimated

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

  based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account our creditworthiness.

          The Company's nonfinancial items measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Vessels, net	$98.5	$—	$98.5	$—

          The Company recorded an impairment loss of $129.6 million on thirteen of its older vessels as of December 31, 2012, thus reducing the vessels' carrying value at December 31, 2012 from $228.1 million to $98.5 million. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. Refer to Note 24, Impairment Loss.

  17. Operating Revenue

          Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2012	2011	2010
HMM Korea	24%	15%	19%
CMA CGM	24%	17%	17%
Hanjin	17%	18%	Under 10%
YML	10%	14%	17%
ZIM	Under 10%	11%	14%
CSCL	Under 10%	10%	13%

  18. Operating Revenue by Geographic Location

          Operating revenue by geographic location for the years ended December 31, was as follows (in thousands):

Continent	2012	2011	2010
Australia—Asia	$403,697	$329,300	$258,995
Europe	185,312	138,801	100,682

Total Revenue	$589,009	$468,101	$359,677

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Commitments and Contingencies

Commitments

        As of December 31, 2012, the Company completed its extensive newbuilding program and has taken delivery of all of its vessels under construction. As of December 31, 2011, the Company had outstanding commitments of $482.5 million for the construction of container vessels.

Contingencies

        During 2004, the Company entered into a structured finance transaction involving six vessels in its fleet (including two vessels then under construction) whereby such vessels were acquired by separate partnerships formed by a subsidiary of Lloyds Bank ("Lloyds") together with Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company, which then agreed to lease the vessels to the Company. In 2008, the Company exercised its right, pursuant to the terms of these arrangements, as restructured in October 2007, to have its wholly owned subsidiaries replace the partnerships as direct owners of these six vessels. As part of the 2007 restructuring, the Company agreed to indemnify the counterparties for up to 90% of any resulting tax liabilities, plus tax gross-up payments if applicable, in the event Lloyds tax treatment of the transactions were challenged by the tax authorities.

        Lloyds Bank had informed the Company that the U.K. tax authority, Her Majesty's Revenue and Customs ("HMRC"), had been investigating and had challenged the tax position of the Partnerships formed by its subsidiary and the Allco entities relating to the six vessels. Lloyds Bank had preliminarily indicated to the Company that an unfavourable tax assessment by HMRC and a subsequent unsuccessful litigation of such tax assessment could potentially trigger an indemnification claim of up to £72.8 million and that it believed that the matter could be resolved without litigation with an indemnification payment by the Company of £13.0 million. Following the conclusion of HMRC's investigation, which determined that no tax is payable in relation to these transactions, on February 6, 2013, Lloyds provided the Company with a full contractual release from the indemnity that the Company had provided (for up to 90% of any tax liabilities), therefore the Company no longer has any contingent liability related to these transactions.

        On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company's board of directors at the time the complaint was filed. The derivative complaint challenges the amendments in 2009 and 2010 to the Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. After briefing was completed, the Court heard oral argument on October 26, 2011. On December 21, 2011, the Court granted the Company's motion to dismiss but gave the plaintiff leave to file an amended complaint. Plaintiff filed the amended complaint on January 30, 2012. The amended complaint names the same parties and bases its claims on the same transactions. The Company has moved to dismiss the amended complaint and completed briefing on that motion on July 16, 2012. A hearing on the Company's motion to dismiss is set for April 23, 2013. In the opinion of management, the disposition of this lawsuit is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

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

20. Sale of Vessels

        The "Gain on sale of vessels" of $0.8 million for the year ended December 31, 2012, reflects the sale of Montreal (ex Hanjin Montreal), on April 27, 2012. The net sale consideration was $5.6 million. The Company realized a net gain on this sale of $0.8 million. The Montreal (ex Hanjin Montreal) was 28 years old and was generating revenue under its time charter, which expired on March 31, 2012 (refer to Note 4, Fixed Assets, net).

        No vessels were sold by the Company in 2011.

        The "Gain on sale of vessels" of $1.9 million for the period ended December 31, 2010, reflects the sale of MSC Eagle, on January 22, 2010. The net sale consideration was $4.1 million. The Company realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in early January 2010. In December 2009, the Company received an advance payment of 50% of the sale consideration as security for the execution of the agreement.

21. Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 12, 2012, the Company granted 35,101 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. The Company will issue the 35,101 shares of common stock in the remainder of 2013 to be distributed to the employees of the Manager in settlement of the shares granted in 2012. As of December 12, 2011, the Company granted 18,650 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. The Company issued 18,041 new shares of common stock in 2012, as well as 559 new shares of common stock in January 2013 and will issue the remaining 50 shares of common stock in 2013 to be distributed to the employees of the Manager in settlement of the shares granted in 2011.

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

was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. During 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. On the last business day of each quarter of 2012 and 2011, rights to receive 13,613 and 22,200 shares in aggregate for the years ended December 31, 2012 and 2011, respectively, were credited to the Director's Share Payment Account. As of December 31, 2012 and 2011, respectively, $0.05 and $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Company issued 13,613 new shares of common stock in 2013, which were distributed to its directors in settlement of the shares granted in 2012 (refer to Note 26, Subsequent Events).

        As of December 12, 2011, the Company granted an aggregate of 555,000 restricted shares of common stock to the executive officers of the Company, and recorded in "General and Administrative Expenses" an expense of $2.0 million, representing the fair value of the stock granted as at the date of grant.

22. Stockholders' Equity

        As of December 31, 2012 and 2011, the shares issued and outstanding were 109,604,040 and 109,563,799, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2012, the Company issued 40,241 shares of common stock, all of which were newly issued shares, to the employees of the Manager and the directors of the Company (refer to Note 21, Stock Based Compensation). During 2011, the Company issued 952,878 shares of common stock, of which 952,244 were newly issued shares and 634 were treasury shares, to the employees of the Manager, the directors of the Company and the Company's executive officers (refer to Note 21, Stock Based Compensation).

        During 2012 and 2011, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 13, Long-term Debt) the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        In 2011, the Company issued 15.0 million warrants, for no additional consideration, to its existing lenders participating in the Bank Agreement covering the Company's existing credit facilities and certain new credit facilities, entitling such lenders to purchase, solely on a cash-less exercise basis, additional shares of its common stock, at an exercise price of $7.00 per share. The Company has also

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Stockholders' Equity (Continued)

agreed to register the warrants and underlying common stock for resale under the Securities Act, and registered 8,044,176 warrants and underlying shares in 2011. Refer to Note 6, "Deferred charges, net".

23. (Loss)/Earnings per Share

        The following table sets forth the computation of basic and diluted earnings/(losses) per share for the years ended December 31 (in thousands):

	2012	2011	2010
Numerator:
Net (loss)/income	$(105,204)	$13,437	$(102,341)
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	109,612.7	109,045.5	75,435.7

        The warrants issued in 2011 were excluded from the diluted Earnings/(losses) per Share for the years ended December 31, 2012 and 2011, because they were antidilutive.

24. Impairment Loss

        As of December 31, 2012, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceeded the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters in the spot market.

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

25. Other income/(expenses), net

        Other income/(expenses), net, of $0.8 million in 2012 consisted of various other non-operating items.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Other income/(expenses), net (Continued)

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

26. Subsequent Events

        On February 13, 2013, the Company sold and delivered the Independence. The gross sale consideration was $7.0 million. The Independence was 26 years old and laid up as of December 31, 2012.

        On February 8, 2013, the Company entered into an agreement to sell the Henry and delivered the vessel to the buyers on February 28, 2013. The gross sale consideration was $6.1 million.

        Between January 1, 2013 and February 28, 2013, the Company issued 14,172 new shares of common stock, to the employees of the Manager and directors of the Company and the Company has agreed to issue in 2013 an additional 35,151 shares of common stock to employees of the Manager, 35,101 shares in respect of grants made in 2012 and 50 shares in respect of grants made in 2011, as described in Note 21, Stock Based Compensation.