Form 20-F
period 2013-12-31
Danaos Corp
filed 2014-02-28
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2013, there were 109,653,363 shares of the registrant's common stock outstanding.

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2013. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of operations, statements of comprehensive income, changes in stockholders'equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and the consolidated balance sheets at December 31, 2013 and 2012, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$588,117	$589,009	$468,101	$359,677	$319,511
Voyage expenses	(11,770)	(13,503)	(10,765)	(7,928)	(7,346)
Vessel operating expenses	(122,074)	(123,356)	(119,127)	(88,271)	(92,327)
Depreciation	(137,414)	(143,938)	(106,178)	(77,045)	(60,906)
Amortization of deferred drydocking and special survey costs	(5,482)	(6,070)	(5,800)	(7,426)	(8,295)
Impairment loss	(19,004)	(129,630)	—	(71,509)	—
General and administrative expenses	(19,458)	(20,379)	(21,028)	(23,255)	(14,541)
(Loss)/gain on sale of vessels	(449)	830	—	1,916	—

Income from operations	272,466	152,963	205,203	86,159	136,096

	Year Ended December 31,
	2013	2012	2011	2010	2009
	In thousands, except per share amounts and other data
Interest income	2,210	1,642	1,304	964	2,428
Interest expense	(91,185)	(87,340)	(55,124)	(41,158)	(36,208)
Other finance expenses	(20,120)	(18,107)	(14,581)	(6,055)	(2,290)
Other (expenses)/income, net	302	811	(1,986)	(5,070)	(336)
Unrealized and realized losses on derivatives	(126,150)	(155,173)	(121,379)	(137,181)	(63,601)

Total other expenses, net	(234,943)	(258,167)	(191,766)	(188,500)	(100,007)

Net income/(loss)	$37,523	$(105,204)	$13,437	$(102,341)	$36,089

PER SHARE DATA(i)
Basic and diluted net income/(loss) per share of common stock	$0.34	$(0.96)	$0.12	$(1.36)	$0.66
Basic and diluted weighted average number of shares	109,654	109,613	109,045	75,436	54,550
CASH FLOW DATA
Net cash provided by operating activities	$189,025	$166,558	$59,492	$78,792	$93,166
Net cash provided by/(used in) investing activities	6,087	(369,789)	(644,593)	(587,748)	(372,909)
Net cash (used in)/provided by financing activities	(182,587)	207,497	406,628	616,741	281,073
Net increase/(decrease) in cash and cash equivalents	12,525	4,266	(178,473)	107,785	1,330
BALANCE SHEET DATA (at period end)
Total current assets	$126,866	$98,673	$93,291	$266,830	$300,504
Total assets	4,066,552	4,212,045	3,988,104	3,489,130	3,142,711
Total current liabilities, including current portion of long-term debt	369,888	365,252	231,693	246,497	2,518,007
Current portion of long-term debt	146,462	125,076	41,959	21,619	2,331,678
Current portion of Vendor financing	57,388	57,388	10,857	—	—
Long-term debt, net of current portion	2,965,641	3,097,472	2,960,288	2,543,907	—
Vendor financing, net of current portion	64,367	121,754	54,288	—	—
Total stockholders' equity	598,476	440,304	442,535	392,412	405,591
Common stock(i)	109,653	109,604	109,564	108,611	54,551
Common stock at par value	1,097	1,096	1,096	1,086	546
OTHER DATA
Number of vessels at period end	59	64	59	50	42
TEU capacity at period end	345,179	363,049	291,149	219,929	172,433
Ownership days	22,257	22,910	20,053	16,675	14,794
Operating days	20,784	21,297	19,576	16,393	14,589

(i)
As adjusted for 634 shares and 6,642 shares held by the Company and reported as Treasury Stock as of December 31, 2010 and 2009, respectively. As of December 31, 2013, 2012 and 2011, the Company held nil Treasury Stock.

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

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2013:

  •
  On an actual basis; and

  •
  on an as adjusted basis to reflect in the period from January 1, 2014 to February 27, 2014 scheduled debt repayments of $41.7 million, of which $34.7 million relates to our Bank Agreement, $3.6 million relates to the Hyundai Samho Vendor financing and $3.4 million relates to our Sinosure-CEXIM-Citi-ABN Amro credit facility.

        In addition, from January 1, 2014 to February 27, 2014, we issued 16,066 new shares of common stock distributed to the employees of our manager in respect of equity awards granted in 2013 (see Note 21, Stock Based Compensation to our consolidated financial statements included elsewhere in this annual report).

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2014 and February 27, 2014.

	As of December 31, 2013
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$3,233,858	$3,192,201

Stockholders' equity:
Preferred stock, par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,653,363 shares issued and outstanding actual and 109,669,429 shares issued and outstanding as adjusted(2)	1,097	1,097
Additional paid-in capital	546,097	546,097
Accumulated other comprehensive loss	(232,697)	(232,697)
Retained earnings	283,979	283,979

Total stockholders' equity	598,476	598,476

Total capitalization	$3,832,334	$3,790,677

(1)
Total debt actual and as adjusted includes $121.8 million and $118.2 million of vendor financing, respectively. All of our indebtedness is secured.

(2)
Does not include 15 million warrants issued in 2011 to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to the lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

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

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. Since the third quarter 2011 the containership market has deteriorated sharply, after limited recovery in the second half of 2010 and early 2011 from the lows of late 2008 and 2009. The benchmark rates declined in all quoted size sectors, with the deepest decline in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008 and $7,500 in December 2013. The decline in charter rates is due to various factors, including the level of global trade, including exports from China to Europe and the United States, and containership capacity. The decline in the containership market has affected the major liner companies which charter our vessels, some of which obtained third party aid and restructured their obligations, including some of our charterers. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. Before the covenant levels in our financing arrangements were reset in the first quarter of 2011 at levels at which we are now in compliance, we had to obtain waivers from the lenders under all but one of our credit facilities because we had not been in compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults in the container shipping industry. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values and any future declines in these rates and values can affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has generally adversely affected containership values since the middle of 2008. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we had to obtain waivers of breaches of covenants in all but one of our loan agreements. Under the agreement ("Bank Agreement") we entered into in the first quarter of 2011 for the restructuring of our then existing credit facilities and certain new credit facilities we entered into in January 2011 ("January 2011 Credit Facilities"), the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in 2018.

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

        As of February 21, 2014, we have not been able to re-charter two of our containerships, aggregating 9,465 TEU in capacity, which had completed their charters, at profitable rates. As a result, those two vessels have been laid-up, since September 13, 2011 and October 18, 2012, respectively. Of our other 57 vessels, ten are deployed on time charters expiring between March 2014 and December 2014. Given the current depressed state of the containership charter market, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 59 containerships, excluding two vessels laid-up as of February 21, 2014, are currently employed under time or bareboat charters with nine liner companies, with 95% of our revenues in 2013 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

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

        In recent years, a number of major liner companies, including some of our charterers, have announced efforts to obtain third party aid and restructure their obligations and request charter modifications, as well as an intention to reduce the number of vessels they charter-in, which circumstances may increase the likelihood of losing a charterer or the benefits of a time charter. We contributed to ZIM's past restructurings by agreeing to receive a portion of the charter hire payable under time charters for six of our vessels in the form of long-term notes and ZIM's recently announced agreement in principle with its creditors, which remains subject to various approvals and negotiation and execution of definitive documentation, includes a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels, as well as our receipt of unsecured, non-amortizing, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to us which relate to the previously deferred charter hire. The consent of our lenders to the reduction in the charter rates payable by ZIM for our vessels is also required.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has again experienced severe declines since mid-2011, as it had in the second half of 2008 and 2009 before a limited recovery in the second half of 2010 and early 2011, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations, including some of our charterers. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market.

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

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hanjin, Hyundai Merchant Marine Korea (or Hyundai),Yang Ming, China Shipping and Zim have represented substantial amounts of our revenue. In 2013, approximately 95% of our operating revenues were generated by these six customers, while in 2012, approximately 91% of our operating revenues was derived by these customers. As of the date of this report, we have charters for four of our vessels with China Shipping, for 13 of our vessels with CMA CGM, for 13 of our vessels with Hyundai, for eight of our vessels with Hanjin, for six of our vessels with Yang Ming and for six of our vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues, some of which liner companies publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and obtained third party aid and restructured their obligations, including charter contracts. Many liner companies reported losses during 2013 and 2012, although slightly improved from the significant losses they incurred in 2011. ZIM's announced agreement in principle with its creditors, which remains subject to various approvals and negotiation and execution of definitive documentation, includes a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels and our receipt of unsecured, non-amortizing, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to us. Based on these anticipated terms, we have written down the value of our receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which containerized cargoes are transported and steaming speed of vessels;

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

        Our ability to recharter our two containerships that are laid-up as of February 21, 2014 and our other containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. The charters for ten of our existing vessels expire between March 2014 and December 2014. If the charter market is depressed, as it has been with only marginal improvement since the second half of 2008, when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at a rate whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

The Bank Agreement in respect of our financing arrangements imposes stringent operating and financial restrictions on us which may, among other things, limit our ability to grow our business and currently effectively prevent us from pursuing opportunities to acquire newbuilding and other recently built containerships that meet the needs of our liner company customers.

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

        As a result we have reduced discretion in operating our business and may have difficulty growing our business. In particular, the conditions on the use of equity proceeds and incurrence of indebtedness effectively prevent us from pursuing opportunities to acquire newbuildings and other recently built containerships that meet the needs of our liner company customers with the resulting risks of a deterioration in our reputation and standing with our customers and a loss of competitive position among other containership owners..

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the January 2011 Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        The provisions of our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, have been aligned with the above covenants through November 20, 2018 and our Sinosure-CEXIM credit facility has similar financial covenants and a collateral coverage covenant of 125% per tranche as described in "Item 5. Operating and Financial Review and Prospects." In addition, under our KEXIM credit facility, we must comply with a collateral coverage covenant of 130%.

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

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

        As of December 31, 2013, we had outstanding indebtedness of $3.2 billion and, while we have no remaining borrowing availability under our existing loan agreements, we may incur substantial additional indebtedness, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, further grow our fleet. This level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our vessels, including the ten vessels with charters expiring between March 2014 and December 2014, and any reductions in contracted charter rates for our vessels and other concessions, such as we have recently agreed in principle with ZIM for six of our vessels, will have a significant impact on our ability to service our indebtedness. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the Bank

Agreement in respect of our credit facilities and a relative lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

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

        Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009. Credit markets and the debt and equity capital markets have been distressed at times. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

        Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain relatively weak. In particular, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, and the potential for recession in Europe have resulted in devaluation of the Euro, disruptions of financial markets throughout the world and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Recently, however, concerns have arisen that China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Moreover, the current relative weakness in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers, which decreased dramatically in 2008 and 2009, has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

        The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with almost 12% of the world containership fleet estimated to be out of service at its high point as of December 2009, and the idle capacity of the global containership fleet was 4.6% of total fleet capacity at the end of 2013. Moreover, newbuilding containerships with an aggregate capacity of approximately 3.6 million TEUs, representing approximately 21% of the world's fleet capacity at the beginning of October 2013, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in recent years, as well as having announced plans to reduce the number of vessels they charter-in and form cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, such as we have recently agreed in principle with ZIM, which are generally significantly above prevailing charter rates, under the charters for our vessels. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant losses which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

An over-supply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the beginning of the fourth quarter of 2013 newbuilding containerships with an aggregate capacity of approximately 3.6 million TEUs were under construction representing approximately 21% of existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which proposed liner company alliances may accentuate, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. The charters for ten of our vessels expire between March 2014 and December 2014, and two of our vessels are not currently employed and laid-up.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

        One of our objectives over the mid- to long-term is, when market conditions warrant and feasible, given the restrictions currently contained in our Bank Agreement, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. Recently, in light of the dramatic downturn in the containership charter market, other containership owners, including many of the KG-model shipping entities, have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

        One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments, such as the one that currently exists, we would generally expect to target somewhat shorter charter terms of three to six years or even shorter periods, particularly for smaller vessels. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed, as it is currently, or insufficient funds are available to cover our financing costs for related containerships.

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

        We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Although we did not record an impairment charge with respect to the carrying value of our vessels as of December 31, 2013, as of December 31, 2012, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets and we performed impairment testing and we recorded an impairment loss of $129.6 million for thirteen of our older vessels. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

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

If we are unable to fund our capital expenditures for additional vessels, we may not be able to grow our fleet.

        We would have to make substantial capital expenditures to grow our fleet. We have no remaining borrowing availability under our existing credit facilities. In order to fund capital expenditures for future fleet growth to the extent feasible given the current restrictions in our Bank Agreement and other financing arrangements, we generally plan to use equity financing given the restrictions that are contained in our restructured credit facilities and other financing arrangements on the use of cash from our operations, debt financings and asset sales for purposes other than debt repayment. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Moreover, only a portion of the proceeds from any equity financings that we are able to complete will be permitted to be used for purposes other than debt repayment under our restructured and other financing arrangements, which could also adversely affect our ability to complete an equity financing on favorable terms. Our failure to obtain funds for future capital expenditures could limit our ability to grow our fleet.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.

        Maintenance capital expenditures include capital expenditures associated with modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our existing fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards. Significant capital expenditures, including to maintain the operating capacity of our fleet, may reduce the cash available for other purposes.

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

        We have entered into interest rate swaps, in an aggregate notional amount of $3.4 billion as of December 31, 2013 (two of which with an aggregate notional amount of $0.6 million are forward starting), generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $28.9 million as of December 31, 2013, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may again incur substantial losses, as we did in 2013 and prior years.

        Since our discontinuation of hedge accounting for interest rate swaps and any other derivative instruments from July 1, 2012, we recognize all fluctuations in the fair value of such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings.

        Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR. Although relatively stable from 2009 through 2013, LIBOR was volatile in prior years, during which the spread between LIBOR and the prime lending rate widened, at times significantly.

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

        We generate all of our revenues in United States dollars and for the year ended December 31, 2013, we incurred approximately 33.1% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

        From time to time on charterers' instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to include ships or shipping services by non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "ITRA") which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the "IFCPA") which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

        In 2013, none of the vessels in our fleet made any calls to ports in Cuba, Iran, Syria and Sudan. From January 2009 through December 2012, vessels in our fleet made a total of 154 calls to ports in Iran, Syria and Sudan, representing approximately 1% of our 16,173 calls on worldwide ports (our vessels had no calls to ports in Cuba). Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. Events in the Middle East and North Africa, including Egypt and Syria, and the conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and iv) loss of hire insurance for the CSCL Europe, the CSCL America, the CSCL Pusan and the CSCL Le Havre.

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

        In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the CSCL America, the CSCL Pusan and the CSCL Le Havre to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 59 containerships (including the Marathonas, which we sold on February 26, 2014) had an average age (weighted by TEU capacity) of approximately 6.5 years as of February 21, 2014, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable and, subject to certain limitations, will not apply to vessels acquired during the period existing restrictions in our Bank Agreement apply in their current form and companies affiliated with our Chief Executive Officer, Dr. Coustas, may acquire vessels that compete with our fleet.

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

        In addition, a committee of independent directors has determined that the restrictions in the restrictive covenant agreement will not apply, subject to certain limitations, until certain restrictions in the Bank Agreement cease to apply in their current form. Companies affiliated with our Chief

Executive Officer, Dr. John Coustas, may directly or indirectly acquire, own and operate, and Danaos Shipping, our manager, may manage, vessels that compete directly with ours, subject to a chartering priority in favor of our containerships of similar TEU capacity instituted to protect our containerships from competition for chartering opportunities. In addition, our manager would be permitted to manage any such vessels acquired by entities affiliated with Dr. Coustas and Dr. Coustas and our other executive officers would be permitted to provide services with respect to such vessels and the entities owning, operating and managing such vessels. In such cases, these entities and individuals could compete with our fleet and may face conflicts between their own interests and their obligations to us, and such individuals may not devote all of their time to our business.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

        Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB") inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders are deprived of the possible benefits of such inspections.

Risks Relating to Our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006, reaching a high of $40.26 per share in 2007 and a low of $2.44 per share, most recently in the fourth quarter of 2012, and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

        If the market price of our common stock again falls below $5.00 per share our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand and certain institutional investors are restricted from investing in shares priced below $5.00, which may also lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.7% of our outstanding shares of common stock as of February 27, 2014. These shares may be sold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owned approximately 61.8% of our outstanding common stock as of February 27, 2014. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2013. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC.

Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

        Legislation has been previously introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. It is not possible at this time to predict with certainty whether or in what form legislation of this sort might be proposed, or enacted.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 59 containerships comprising our fleet as of February 21, 2014 (including the Marathonas, which we sold on February 26, 2014). In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued warrants to purchase 15 million shares of our common stock. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 27, 2014, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 21, 2014, we had a fleet of 59 containerships aggregating 345,179 TEUs (including the Marathonas, which we sold on February 26, 2014), making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of February 21, 2014, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai, Niledutch, Maersk, MSC, Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters with initial terms that range from less than one to 18 years.

Our Fleet

  General

        Following the completion of our extensive new-building program, Danaos has been established as one of the largest containership operating lessors in the world. Since going public in 2006, we have more than tripled our TEU carrying capacity. Today, our fleet is one of the most modern in the industry and includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. Furthermore, during 2013 we sold 9 of our older vessels, the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo and we acquired four secondhand geared containerships, a 2,452 TEU containership, the Amalia C, built in 1998, a 2,602 TEU containership, the Niledutch Zebra, built in 2001, a 2,524 TEU containership, the Danae C, built in 2001 and a 3,430 TEU containership, the Dimitris C, built in 2001.

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

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of February 21, 2014, our containership fleet was comprised of 55 containerships deployed on time charters and two containerships deployed on bareboat charter, as well as 2 containerships which are currently laid-up. The average age (weighted by TEU) of the 59 vessels in our containership fleet (including the Marathonas, which we sold on February 26, 2014) was approximately 6.5 years as of February 21, 2014. As of December 31, 2013, the average remaining duration of the charters for our containership fleet, excluding the vessels laid-up, was 8.9 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 59 cellular containerships as of February 21, 2014.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
Hyundai Ambition	2012	13,100	12 years	June 2024	Hyundai
Hyundai Speed	2012	13,100	12 years	June 2024	Hyundai
Hyundai Smart	2012	13,100	12 years	May 2024	Hyundai
Hyundai Tenacity	2012	13,100	12 years	March 2024	Hyundai
Hyundai Together	2012	13,100	12 years	February 2024	Hyundai
Hanjin Italy	2011	10,100	12 years	April 2023	Hanjin
Hanjin Germany	2011	10,100	12 years	March 2023	Hanjin
Hanjin Greece	2011	10,100	12 years	May 2023	Hanjin
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CSCL America	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(2)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(2)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(2)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(2)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(2)	2010	6,500	12 years	July 2022	CMA-CGM
Commodore(ex Hyundai Commodore)(3)	1992	4,651	1 year	March 2014	MSC
Duka	1992	4,651	—	—	Laid-up
Federal (ex Hyundai Federal)(4)	1994	4,651	1 year	March 2014	MSC
Panamax
Marathonas(7)	1991	4,814	—	—	—
Messologi	1991	4,814	1 year	March 2014	MSC
Mytilini	1991	4,814	1 year	March 2014	MSC
SNL Colombo	2004	4,300	12 years	March 2019	Yang Ming
YM Singapore	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
OOCL Instanbul(5)	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
OOCL Novorossiysk(6)	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	3 years	March 2014	Maersk
Deva	2004	4,253	0.9 year	November 2014	Maersk
Dimitris C	2001	3,430	1 year	November 2014	CMA CGM
Hanjin Constantza	2011	3,400	10 years	February 2021	Hanjin
Hanjin Algeciras	2011	3,400	10 years	November 2020	Hanjin
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	Hanjin
Hanjin Santos	2010	3,400	10 years	May 2020	Hanjin
Hanjin Versailles	2010	3,400	10 years	August 2020	Hanjin
Niledutch Zebra	2001	2,602	1 year	June 2014	Niledutch
Danae C	2001	2,524	0.3 year	March 2014	CMA CGM
Amalia C	1998	2,452	1 year	June 2014	CMA CGM
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(3)
On February 6, 2013, the Hyundai Commodore was renamed to Commodore at the request of the charterer of this vessel.

(4)
On April 6, 2013, the Hyundai Federal was renamed to Federal at the request of the charterer of this vessel.

(5)
On September 30, 2013, the Zim Kingston was renamed to OOCL Istanbul at the request of the charterer of this vessel.

(6)
On October 28, 2013, the Zim Dalian was renamed to OOCL Novorossiysk at the request of the charterer of this vessel.

(7)
On February 13, 2014, we entered into an agreement to sell the Marathonas for a gross sale consideration of $11.5 million and delivered the vessel to its new owner on February 26, 2014.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 21, 2014, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, Niledutch, Yang Ming and ZIM Israel Integrated Shipping Services.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years, other than 2 containerships, aggregating 9,465 TEUs, laid-up as of February 21, 2014. These charters expire at staggered dates ranging from March 2014 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

  Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the dates noted in the preceding sentence. The $78.0 million option prices reflect an estimate, made at the time of entry into the applicable charter, of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

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

        Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company's vessels. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Other than a participation to a vessel-owning company through Castella Shipping Inc., Dr. Coustas does not currently control any such vessel-owning entity. We believe we have and will derive significant benefits from our relationship with Danaos Shipping.

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

        Because the restrictions in the Bank Agreement dated January 24, 2011 among the Company, its subsidiaries, The Royal Bank of Scotland PLC and the other financial institutions named therein, effectively prevent us from acquiring additional containerships meeting the expressed preferences of our liner company clients for newbuildings and other recently built containerships which would employ the latest energy efficient design and technology and take full advantage of the economies offered by the widening of the Panama Canal, a committee of independent directors has determined that these restrictions will not apply, subject to the limitations described below, to containerships or drybulk carriers acquired, or whose acquisition is funded solely with equity capital committed (together with debt whenever arranged), while the restrictions in the Bank Agreement continue to apply to us in their current form. Any such containership acquisitions may not in the aggregate exceed one-third of the total assets of the Company, determined on a book value basis. The Company's vessels will also have a chartering priority over any vessels of similar TEU capacity acquired by an entity in which Dr. Coustas has a direct or indirect investment during the period of the stated restrictions in the restrictive covenant agreement with Dr. Coustas and the management fees charged to the Company under its management agreement will be no higher than the fees charged in respect of any such vessels. As of the date of this report, no vessels have been acquired pursuant to the foregoing arrangement.

        The committee of independent directors concluded that, given the restrictions in the Bank Agreement, the Company, during the term of the Bank Agreement, could not exercise any right of first refusal afforded it under the restrictive covenant agreement as described above and therefore the parties to that agreement could acquire, operate and, under our management agreement, manage without contractual restriction any number of containerships in competition with the Company, and that the limits on the aggregate amount of containership acquisitions, a requirement for management fee parity and a right of first refusal on chartering opportunities should afford a level of competitive protection to the Company not currently available in respect of vessel acquisition opportunities declined by the Company in accordance with the terms of the restrictive covenant agreement described above. The committee also concluded that the ownership, operation or management of drybulk carriers is not complementary to the Company's current or contemplated business. In coming to its conclusion, the committee believed that this arrangement should help preserve the manager's relationship with our liner company clients and forestall our competitors' ability to capitalize on the restrictions under which we are operating because of the Bank Agreement.

        Danaos Shipping manages our fleet under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year periods if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2014 our manager will receive the following fees and commissions: (i) a fee of $800 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $400 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $800 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager, (iv) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (v) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. In addition, on January 1, 2013, our Manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of €1.4 million per year.

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

Crewing and Employees

        Since January 1, 2013, the services of our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer have been provided under our Management Agreement with our Manager, Danaos Shipping, and prior to that time were directly employed by us, other than our Deputy Chief Operating Officer with whom we previously had a services agreement. As of December 31, 2013, 1,312 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 138 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet (excluding the Marathonas, which we sold on February 26, 2014):

Vessel Name	Next Survey	Next Drydocking
Amalia C	June 2016	June 2018
Danae C	March 2016	March 2016
Dimitris C	June 2014	March 2016
Niledutch Zebra	February 2015	July 2016
Hyundai Progress	February 2016	September 2017
Hyundai Highway	May 2016	November 2017
Hyundai Bridge	June 2016	October 2017
CMA CGM Musset	March 2015	March 2015
CMA CGM Nerval	May 2015	May 2015
Hanjin Buenos Aires	May 2015	May 2015
Zim Rio Grande	October 2016	January 2016
Zim Sao Paolo	December 2016	March 2016
Duka	January 2016	January 2016
CMA CGM Rabelais	July 2015	July 2015
Hanjin Santos	July 2015	May 2015

Vessel Name	Next Survey	Next Drydocking
CMA CGM Racine	August 2015	August 2015
OOCL Instabul	February 2017	May 2016
CSCL Pusan	December 2014	January 2014
Hanjin Versailles	January 2014	October 2015
Zim Monaco	January 2017	July 2016
CSCL Le Havre	November 2016	August 2014
Deva	March 2014	March 2014
SNL Colombo	March 2014	September 2016
OOCL Novorossiysk	March 2014	September 2016
Derby D	April 2014	October 2016
Hanjin Algeciras	April 2014	January 2016
Zim Luanda	June 2014	December 2016
CSCL Europe	August 2014	February 2017
CSCL America	November 2014	April 2017
CMA CGM Moliere	September 2014	March 2017
YM Singapore	September 2014	March 2017
Messologi	June 2014	January 2016
Hanjin Germany	June 2014	March 2016
Mytilini	June 2014	March 2016
Hanjin Italy	July 2014	April 2016
Hanjin Constantza	July 2014	April 2016
Hanjin Greece	August 2014	May 2016
CMA CGM Attila	October 2014	July 2016
CMA CGM Tancredi	November 2014	August 2016
CMA CGM Bianca	January 2015	October 2016
CMA CGM Samson	March 2015	December 2016
CMA CGM Melisande	May 2015	February 2017
Hyundai Smart	August 2015	May 2017
Hyundai Together	May 2015	February 2017
Hyundai Tenacity	June 2015	March 2017
Commodore	September 2015	April 2017
Hyundai Speed	September 2015	June 2017
Hyundai Ambition	September 2015	June 2017
Federal	October 2015	February 2017
Hyundai Vladivostok	October 2015	July 2017
Hyundai Advance	October 2015	February 2017
YM Seattle	December 2015	March 2015
Hyundai Stride	December 2015	June 2017
Hyundai Future	December 2015	August 2017
YM Vancouver	February 2016	May 2015
Hyundai Sprinter	March 2016	December 2017

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

Risk of Loss and Liability Insurance

  General

        The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA 90, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

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

        We carry a minimum loss of hire coverage only with respect to the CSCL America and the CSCL Europe, to cover standard requirements of KEXIM and the CSCL Pusan and CSCL Le Havre, to cover standard requirements of KEXIM and ABN Amro, the banks providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per event. Our P&I Excess war risk coverage limit is $500.0 million and in respect of certain war and terrorist risks the liabilities arising from Bio-Chem etc, the limit is $30.0 million. For passengers and seaman risks the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot contain more than 1.0% sulfur, dropping to no more than 0.1% sulfur in 2015. NOx after-treatment requirements will apply in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. Our entire fleet has been issued a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention. In jurisdictions where the Bunkers Convention has not been adopted, such as the United States, various legislative schemes or common law govern, and liability is either strict or imposed on the basis of fault.

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

        OPA liability is limited to the greater of $1,000 per ton or $854,400 for non-tank vessels, subject to periodic adjustment by the U.S. Coast Guard (USCG). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

        In response to the BP Deepwater Horizon oil spill, a number of bills that could potentially increase or even eliminate the limits of liability under OPA have been introduced in the U.S. Congress. Compliance with any new OPA requirements could substantially impact our costs of operation or require us to incur additional expenses.

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

  Environmental Regulation—CERCLA

        CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. The USCG's financial responsibility regulations under OPA also require vessels to provide evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton. As noted above, we have provided a financial guaranty in the required amount to the USCG.

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. As part of a settlement of a lawsuit challenging the VGP, EPA issued a new VGP (2013 VGP) that became effective on December 19, 2013. The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, discussed below, and are consistent with the USCG's 2012 ballast water discharge standards described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges. EPA is implementing the 2013 VGP on a staggered basis, depending on the size of a vessel and its first drydocking between January 1, 2014 and January 1, 2016. Vessels that are constructed after December 1, 2013 are immediately subject to the requirements of the 2013 VGP. We have submitted NOIs for all of our vessels that operate in U.S. waters.

  Environmental Regulation—The Clean Air Act

        The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. However, on April 30, 2010, EPA adopted more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines installed on vessels registered or flagged in the U.S. We may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. The California Air Resources Board has adopted clean fuel regulations applicable to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter any California ports, terminal facilities or internal or estuarine waters. The California regulations require such vessels to either use marine diesel oil with a sulfur content not exceeding 0.5% by weight, or marine gas oil with a sulfur content of no more than 1.5%. By 2014, only marine gas oil or marine diesel oil fuels with 0.1% sulfur will be allowed. If new or more stringent requirements relating to marine fuels or emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and will be phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. Although the USCG ballast water management requirements are consistent with the requirements in EPA's 2013 VGP, the USCG intends to review the practicability of implementing even more stringent ballast water discharge standards and publish the results of that review no later than January 1, 2016. In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with additional USCG or state ballast water management requirements.

        At the international level, the IMO adopted the BWM Convention in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, in March 2010 MEPC passed a resolution urging the ratification of the Convention and calling upon those countries that have already ratified it to encourage the installation of ballast water management systems.

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

        The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. International negotiations regarding a successor to the Kyoto Protocol are on-going. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In June 2013 the European Commission developed a strategy to integrate maritime greenhouse gas emissions into the overall EU strategy to reduce greenhouse gas emissions. If this strategy is adopted by the European Parliament and Council, large vessels calling at EU ports would be required to monitor, report and verify their carbon dioxide emissions, beginning in January 2018. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has proposed regulations relating to the control of greenhouse gas emissions from certain mobile sources and proposed regulations relating to greenhouse gas emissions from large stationary sources . Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

Seasonality

        Our containerships primarily operate under multi-year charters, other than the two vessels which were laid-up as of February 21, 2014, and therefore are not subject to the effect of seasonal variations in demand.

Properties

        We have no freehold or leasehold interest in any real property. We occupy space at 14 Akti Kondyli, 185-45 Piraeus, Greece that is owned by our manager, Danaos Shipping, and which is provided to us as part of the services we receive under our management agreement.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 21, 2014, we had a fleet of 59 containerships (including the Marathonas, which we sold on February 26, 2014) aggregating 345,179 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of February 21, 2014, 55 containerships in our fleet were employed on time charters, two containerships were employed on bareboat charters and two containerships were laid-up. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 21, 2014, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MSC, Niledutch, Yang Ming and ZIM Israel Integrated Shipping Services.

        The average number of containerships in our fleet for the years ended December 31, 2013, 2012 and 2011 was 61.0, 62.6 and 54.9, respectively.

Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate, made at the time of entry into the applicable charter, of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Our Manager

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services, and, since January 1, 2013, the services of our executive officers. The initial term of this agreement expired on December 31, 2008, and the agreement now renews each year for a one-year term for the next 12 years thereafter unless we give a one-year notice of non-renewal (subject to certain termination rights described in "Item 7. Major Shareholders and Related Party Transactions"). Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the trustee of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. For example, in 2013 we entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility, under which we sold 9 of our older vessels, the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo and we acquired four secondhand containerships, a 2,452 TEU containership, the Amalia C, built in 1998, a 2,602 TEU containership, the Niledutch Zebra, built in 2001, a 2,524 TEU containership, the Danae C, built in 2001 and a 3,430 TEU containership, the Dimitris C, built in 2001. In addition, in April 2012 we sold the Montreal, a vessel over 28 years old. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on the eighth anniversaries of the charters which fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. If any of these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 21, 2014, one of our vessels was laid up (excluding the Marathonas, which we sold on February 26, 2014) and the charters for 10 of our existing vessels are scheduled to expire between March 2014 and December 2014. With the prevailing low charter rate levels, we expect that we will have to recharter some of these vessels at the existing low spot charter rates, or potentially lay up some of these vessels.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. During 2013, however, we laid up 7 of our vessels, the Marathonas, the Honour, the Independence, the Pride, the Henry, the Messologi and the Duka, for 1,137 days in aggregate as spot charter rates available in the market at that time were at breakeven levels. One of the vessels remained laid up as of February 21, 2014, we sold the Marathonas on February 26, 2014, and four were sold in 2013. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 294 total off-hire days for our entire fleet during 2013 other than for scheduled drydockings and special surveys and excluding laid up vessels compared to 55 total off-hire days for our entire fleet during 2012 other than for scheduled drydockings and special surveys and excluding laid up vessels. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contracted utilization of our operating fleet as of December 31, 2013.

	2014		2015 - 2016	2017 - 2018	2019 - 2023	2024 - 2028	Total
Contracted revenue (in millions)(1)	$533.0		$1,046.1	$932.3	$1,582.5	$116.0	$4,209.9
Number of vessels whose charters are set to expire in the respective period(3)	12	(2)	2	10	28	7	59
TEUs on expiring charters in the respective period (including laid up vessels)(3)	47,909		16,936	36,760	165,074	78,500	345,179
Contracted Operating(4) days	18,354		33,823	28,343	39,245	3,617	123,382
Total Operating(4) days	21,410		42,755	42,406	102,284	91,372	300,227
Contracted Operating days/Total Operating days	85.7%		79.1%	66.8%	38.4%	4.0%	41.1%

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

(2)
Includes the two vessels laid up as of December 31, 2013, one of which we sold on February 26, 2014 (the Marathonas).

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

        Revenues from multi-year period charters comprised substantially all of our revenues for the years ended December 31, 2013, 2012 and 2011. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2013, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2013(1)(4)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)	2014	2015 - 2016	2017 - 2018	2019 - 2023		2024 - 2028	Total
59	$533.0	$1,046.1	$932.3	$1,582.5	(3)	$116.0	$4,209.9

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

(4)
Reflects the expected reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels in accordance with ZIM's announced agreement in principle with its creditors, which remains subject to various approvals and negotiation and execution of definitive documentation.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 2.5% to a limited number of our charterers. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2013 and 2012, we paid commissions to our manager of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel. For the year ended December 31, 2011, this commission was 0.75%. For 2014, this commission will be 1.25%.

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

        Under multi-year time charters, such as those on which we charter all but two of the containerships in our fleet as of February 21, 2014 (excluding the one vessel laid up as of such date and one vessel we have agreed to sell), and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the two of our containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  General and Administrative Expenses

        We paid our manager the following fees for 2013: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.4 million for the services of our executive officers. For the years ended December 31, 2012, 2011 and 2010, we paid the same fees to our manager, other than the fee for the services of our executive officers, whom we previously had directly compensated.

        For 2014, we will pay $800 per day for commercial, chartering and administrative services, a fee of $400 per vessel per day for vessels on bareboat charter and $800 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Other Income/(Expense), Net

        In 2013, we recorded income of $0.3 million for various non-operating items. In 2012, we recorded income of $0.8 million for various non operating items. In 2011, we recorded an expense of $2.3 million for legal and advisory fees directly related to our comprehensive financing plan as they are separately identifiable, associated with the Bank Agreement and are items not connected with the operation of our vessels.

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

  Unrealized and Realized Loss on Derivatives

        The interest rate swap arrangements we entered into were generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. A portion of these interest rate swap agreements were effective as hedges prior to June 30, 2012 under the applicable accounting guidance, while a portion were not. Any such resulting hedge ineffectiveness of our swap arrangements was recognized in our consolidated Statement of Operations.

        On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. Discontinuation of hedge accounting increases the potential volatility in our reported earnings due to the recognition of non-cash fair value movements of our cash flow interest rate swaps directly to our earnings. We recorded in our earnings, unrealized gains from changes in the fair value of the cash flow interest rate swaps, an amount of $139.4 million for the year ended December 31, 2013.

        We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $116.6 million for the year ended December 31, 2013.

        As of December 31, 2013, the total notional amount of our cash flow interest rate swap arrangements was $3.4 billion.

Results of Operations

  Year ended December 31, 2013 compared to the year ended December 31, 2012

        During the year ended December 31, 2013, we had an average of 61.0 containerships compared to 62.6 containerships for the year ended December 31, 2012. Our fleet utilization increased to 93.4% in the year ended December 31, 2013 compared to 93.0% in the year ended December 31, 2012. During the year ended December 31, 2013, we sold 9 of our older vessels, the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo, and we acquired four secondhand geared containerships, a 2,452 TEU containership, the Amalia C, built in 1998, a 2,602 TEU containership, the Niledutch Zebra, built in 2001, a 2,524 TEU containership, the Danae C, built in 2001 and a 3,430 TEU containership, the Dimitris C, built in 2001. During the year ended December 31, 2013, our fleet utilization for the fleet under employment was 98.4% (which excludes the laid up vessels).

  Operating Revenues

        Operating revenues decreased 0.2%, or $0.9 million, to $588.1 million in the year ended December 31, 2013, from $589.0 million in the year ended December 31, 2012.

        Operating revenues for the year ended December 31, 2013 reflect:

  •
  $37.2 million of incremental revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012, related to five 13,100 TEU containerships (the Hyundai Together, the Hyundai Tenacity, the Hyundai Smart, the Hyundai Speed and the Hyundai Ambition, which were added to our fleet on February 16, 2012, March 8, 2012, May 3, 2012, June 7, 2012 and June 29, 2012, respectively) and one 8,530 TEU containership (the CMA CGM Melisande, which was added to our fleet on February 28, 2012).

  •
  $3.0 million additional revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012, related to the Amalia C, the Niledutch Zebra, the Danae C and the Dimitris C, which were added to our fleet on May 14, 2013, June 25, 2013, November 13, 2013 and November 21, 2013, respectively.

  •
  $20.7 million decrease in revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012, related to the Montreal, which was sold on April 27, 2012, as well as the Henry, the Pride, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo, which were generating revenues in the year ended December 31, 2012 and were sold during the year ended December 31, 2013.

  •
  $5.8 million decrease in revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012, related to the Duka, which was laid up in the year ended December 31, 2013 and was generating revenues in the year ended December 31, 2012.

  •
  $14.6 million decrease in revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012, which was mainly attributable to the softening of the charter market between the two periods.

  Voyage Expenses

        Voyage expenses decreased by $1.7 million, to $11.8 million in the year ended December 31, 2013, from $13.5 million in the year ended December 31, 2012. The decrease was mainly the result of the decrease in the average number of vessels in our fleet.

  Vessel Operating Expenses

        Vessel operating expenses decreased 1.1%, or $1.3 million, to $122.1 million in the year ended December 31, 2013, from $123.4 million in the year ended December 31, 2012. The reduction is mainly attributable to the decrease in the average number of vessels in our fleet during the year ended December 31, 2013 compared to the year ended December 31, 2012.

        The average daily operating cost per vessel increased to $5,987 per day for the year ended December 31, 2013, from $5,907 per day for the year ended December 31, 2012.

  Depreciation

        Depreciation expense decreased 4.5%, or $6.5 million, to $137.4 million in the year ended December 31, 2013, from $143.9 million in the year ended December 31, 2012. The decrease in depreciation expense was due to the decreased average number of vessels in our fleet during the year ended December 31, 2013 compared to the year ended December 31, 2012, as well as the reduced cost base of certain vessels for which we recognized impairment charges as of December 31, 2012.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased 9.8%, or $0.6 million, to $5.5 million in the year ended December 31, 2013, from $6.1 million in the year ended December 31, 2012. The decrease reflects decreased dry-docking and special survey costs incurred within the year and amortized during the year ended December 31, 2013 compared to the year ended December 31, 2012.

  General and Administrative Expenses

        General and administrative expenses decreased 4.4%, or $0.9 million, to $19.5 million in the year ended December 31, 2013, from $20.4 million in the year ended December 31, 2012. The decrease was mainly the result of the decrease in the fees paid to our Manager in the year ended December 31, 2013 compared to the year ended December 31, 2012, due to the decrease in the average number of vessels in our fleet.

  (Loss)/gain on sale of vessels

        (Loss)/gain on sale of vessels, was a loss of $0.4 million in the year ended December 31, 2013 compared to a gain of $0.8 million in the year ended December 31, 2012. During the year ended December 31, 2013, we sold the Independence, the Henry, the Pride, the Honour, the Elbe, the Hope, the Kalamata, the Lotus and the Komodo (on February 13, 2013, February 28, 2013, March 25, 2013, May 14, 2013, June 13, 2013, October 3, 2013, October 22, 2013, October 25, 2013 and November 12, 2013, respectively) and we realized a net loss on these sales of $0.4 million in aggregate. During the year ended December 31, 2012, we sold the Montreal (on April 27, 2012) and realized a net gain on this sale of $0.8 million.

  Impairment Loss

        Israel Corporation Ltd., the parent company of ZIM, has announced that ZIM has reached an agreement in principle with its creditors, including us, for a restructuring of its obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of our vessels and our receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to us. Based on these anticipated terms, we have written down our long-term receivables from ZIM of $44.8 million as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto. This agreement in principle remains subject to various approvals, including from each of the relevant creditor parties and ZIM's audit committee, board of directors and shareholders, as well as negotiation and execution of definitive documentation. The consent of our lenders to the modification of the terms of ZIM's charters for our vessels is also required under our loan agreements. As of December 31, 2012, we recorded vessel impairment losses of $129.6 million for thirteen of our older vessels, which were either laid up, or on short-term charters. There was no impairment loss on vessels for the year ended December 31, 2013.

  Interest Expense, Interest Income, and Other Finance Expenses

        Interest expense increased by 4.5%, or $3.9 million, to $91.2 million in the year ended December 31, 2013, from $87.3 million in the year ended December 31, 2012. The change in interest expense was mainly due to the increase in our average debt by $13.6 million, to $3,321.9 million in the year ended December 31, 2013, from $3,308.3 million in the year ended December 31, 2012, which was partially offset by the decrease in the cost of servicing our credit facilities in the year ended December 31, 2013 compared to the year ended December 31, 2012 (mainly due to the decrease in the average Libor). Furthermore, the financing of our newbuilding program resulted in $3.7 million of interest being capitalized, rather than such interest being recognized as an expense, for the year ended December 31, 2012 compared to nil interest being capitalized for the year ended December 31, 2013, following the completion of our newbuilding program in June 2012. It has to be noted that we are in a rapid deleveraging mode. As of December 31, 2013, the debt outstanding was $3,224.2 million compared to $3,395.2 million as of December 31, 2012.

        Interest income was $2.2 million in the year ended December 31, 2013 compared to $1.6 million in the year ended December 31, 2012.

        Other finance costs, net, increased by $2.0 million, to $20.1 million in the year ended December 31, 2013, from $18.1 million in the year ended December 31, 2012. This increase was mainly due to the $1.1 million increase in the amortization of finance fees (which were deferred and are amortized over the term of the respective credit facilities), as well as increased accrued finance fees of $1.0 million (which accrete in our statement of operations over the term of the respective facilities) in the year ended December 31, 2013 compared to the year ended December 31, 2012.

  Unrealized and Realized Loss on Derivatives

        Unrealized gain/(loss) on interest rate swap hedges was a gain of $22.1 million in the year ended December 31, 2013 compared to a loss of $0.8 million in the year ended December 31, 2012. The unrealized gain/(loss) is attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings (due to the discontinuation of hedge accounting).

        Realized loss on interest rate swap hedges, decreased by $6.2 million, to $148.2 million in the year ended December 31, 2013, from $154.4 million in the year ended December 31, 2012. This decrease is mainly attributable to the lower average notional amount of swaps during the year ended December 31, 2013 compared to the year ended December 31, 2012, which was partially offset by $7.0 million of realized losses that had been deferred during the year ended December 31, 2012 (as discussed below) and were not deferred in the year ended December 31, 2013.

        With all our newbuildings having been delivered no realized losses on cash flow hedges were deferred during the year ended December 31, 2013. During the year ended December 31, 2012, realized losses on cash flow hedges of $7.0 million were deferred in "Accumulated Other Comprehensive Loss", rather than being recognized as expenses, and are being reclassified into earnings over the depreciable lives of these vessels that were under construction and financed by loans with interest rates that were hedged by our interest rate swap contracts.

        The table below provides an analysis of the items discussed above, and which were recorded in the year ended December 31, 2013 and 2012:

	Year ended December 31, 2013	Year ended December 31, 2012
	(in millions)
Cash flow interest rate swaps
Total realized losses	$(145.6)	$(159.7)
Realized losses deferred in Other Comprehensive Loss	—	7.0

Realized losses expensed in consolidated Statements of Operations	(145.6)	(152.7)
Unrealized gains/(losses)	22.8	(0.9)
Amortization of deferred realized losses	(4.0)	(3.5)

Unrealized and realized losses on cash flow interest rate swaps	$(126.8)	$(157.1)

Fair value interest rate swaps
Unrealized losses on swap asset	$(1.3)	$(1.1)
Unrealized gains on fair value of hedged debt	—	0.6
Amortization of fair value of hedged debt	—	0.3
Reclassification of fair value hedged debt to earnings	0.6	0.3
Realized gains	1.4	1.8

Unrealized and realized gains on fair value interest rate swaps	$0.7	$1.9

Unrealized and realized losses on derivatives	$(126.1)	$(155.2)

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

  Voyage Expenses

        Voyage expenses increased by $2.7 million, to $13.5 million, in the year ended December 31, 2012, from $10.8 million in the year ended December 31, 2011. The increase was the result of a $2.4 million increase in commissions to our Manager, due to the increase in the average number of vessels in our fleet and the increase in the commission on gross charter hires to our Manager, to 1.0% from 0.75%, effective January 1, 2012, as well as increased other voyage expenses due to the increase in the average number of vessels in the year ended December 31, 2012 compared to the year ended December 31, 2011.

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

  Impairment Loss

        As of December 31, 2012, we recorded vessel impairment losses of $129.6 million for thirteen of our older vessels, which were laid up, or on short-term charters. We did not record any impairment losses in 2011.

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

        Other finance expenses, increased by $3.5 million, to $18.1 million in the year ended December 31, 2012, from $14.6 million in the year ended December 31, 2011. This increase was due to a $4.6 million increase in amortization in relation to finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the year ended December 31, 2012 compared to the year ended December 31, 2011, as well as a $1.2 million increase in accrued finance fees (which accrete in our Statement of Operations over the term of the respective facilities) in the year ended December 31, 2012 compared to the year ended December 31, 2011, which was partially offset by an expense of $2.3 million recorded in the year ended December 31, 2011, in relation to non-cash changes in fair value of warrants, which did not recur in the year ended December 31, 2012.

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

        Unrealized (loss)/gain on interest rate swap hedges was a loss of $0.8 million in the year ended December 31, 2012, compared to a gain of $9.0 million in the year ended December 31, 2011, which is attributable to hedge accounting ineffectiveness, mark to market valuation of our swaps and reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings (due to the discontinuation of hedge accounting from July 1, 2012).

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

        The table below provides an analysis of the items discussed above, and which were recorded in the year ended December 31, 2012 and 2011:

	Year ended December 31, 2012	Year ended December 31, 2011
	(in millions)
Cash flow interest rate swaps
Total realized losses	$(159.7)	$(163.8)
Realized losses deferred in Other Comprehensive Loss	7.0	31.3

Realized losses expensed in consolidated Statements of Operations	(152.7)	(132.5)
Unrealized (gains)/losses	(0.9)	9.2
Amortization of deferred realized losses	(3.5)	(1.6)

Unrealized and realized losses on cash flow interest rate swaps	$(157.1)	$(124.9)

Fair value interest rate swaps
Unrealized losses on swap asset	$(1.1)	$(0.5)
Unrealized gains on fair value of hedged debt	0.6	1.0
Amortization of fair value of hedged debt	0.3	0.8
Reclassification of fair value hedged debt to earnings	0.3	—
Realized gains	1.8	2.2

Unrealized and realized gains on fair value interest rate swaps	$1.9	$3.5

Unrealized and realized losses on derivatives	$(155.2)	$(121.4)

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

        On January 24, 2011, we entered into a definitive agreement, which we refer to as the "Bank Agreement", which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea ("KEXIM") and with KEXIM and ABN Amro), and for new credit facilities, which we refer to as the "January 2011 Credit Facilities", from certain of our lenders aggregating $424.75 million. The Bank Agreement provided for, among other things, the following under our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default and guarantee and security packages were revised. We were in compliance with the revised financial covenants under the Bank Agreement as of December 31, 2013. See "—Credit Facilities" below.

        As of September 12, 2013, we signed a supplemental letter with KEXIM and ABN Amro, in relation to our $144 million credit facility, extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of our KEXIM-ABN Amro credit facility. More specifically, the financial covenants were aligned with those set forth in the Bank Agreement, and the interest rate margin was increased by 0.5 percentage points. Our KEXIM credit facility contains only a collateral coverage ratio covenant, with which we were in compliance as of December 31, 2013. See "—Credit Facilities" below.

        In addition, on September 27, 2010, we entered into an agreement with Hyundai Samho Shipyard (the "Hyundai Samho Vendor Financing") to finance 15%, or $190.0 million, of the aggregate purchase price of eight of our newbuilding containerships, and on February 21, 2011, we entered into a bank agreement with Citibank acting as an agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a new $203.4 million credit facility (the "Sinosure-CEXIM Credit Facility"), in respect of which the China Export & Credit Insurance Corporation (or Sinosure) will cover certain risks, as well as guarantee our obligations in certain circumstances. The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with the Company's Bank Agreement, where applicable. See "—Credit Facilities" below.

        As of December 31, 2013, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet beyond our currently contracted vessels to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

        On March 27, 2013, we entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility. The agreement provided us the option to sell, for cash, up to 9 mortgaged vessels (the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo) with the sale proceeds less sale commissions from such vessels' sales to be deposited in a restricted cash account and used to finance the acquisition of new containership vessels no later than December 31, 2013. Any funds remaining in this restricted cash account after that date were to be applied towards prepayment of the respective credit facility. As of December 31, 2013, we concluded the sales of all vessels under the agreement. Furthermore, we acquired a 2,452 TEU containership, the Amalia C, built in 1998, a 2,602 TEU containership, the Niledutch Zebra, built in 2001, a 2,524 TEU containership, the Danae C, built in 2001 and a 3,430 TEU containership, the Dimitris C, built in 2001. As of December 31, 2013, an amount of $11.4 million was recorded as current restricted cash, which was applied towards prepayment of the respective credit facility on February 18, 2014.

        Under our existing multi-year charters as of December 31, 2013, we had contracted revenues of $533.0 million for 2014, $527.1 million for 2015 and, thereafter, approximately $3.1 billion. Although these expected revenues are based on contracted charter rates and reflect the expected reductions in charter rates payable by ZIM under the charters for six of our vessels, we are dependent on our charterers' ability and willingness to meet their obligations under these charters. See "Risk Factors." ZIM's recently announced agreement in principle with its creditors, which remains subject to various approvals and negotiation and execution of definitive documentation, includes a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels, as well as our receipt of unsecured, non-amortizing, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to us which relate to the outstanding long-term receivable as of December 31, 2013 and has resulted in our recognition of an impairment loss of $19.0 million with respect thereto as of December 31, 2013.

        As of December 31, 2013, we had cash and cash equivalents of $68.2 million and restricted cash of $14.7 million. As of December 31, 2013, we had no remaining borrowing availability under our credit facilities. As of December 31, 2013, we had $3.2 billion of outstanding indebtedness (including our vendor financing), of which $203.9 million is payable within the next twelve months.

        Under the Bank Agreement no principal payments were scheduled to be due before May 15, 2013. After that time, however, we are required to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

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

Cash Flows

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities increased 13.4%, or $22.4 million, to $189.0 million in the year ended December 31, 2013 compared to $166.6 million in the year ended December 31,

2012. The increase was primarily the result of a favorable change in the working capital position and increased cash from operations of $2.9 million (before taking into account interest cost) in the year ended December 31, 2013 compared to the year ended December 31, 2012, decreased interest cost of $10.5 million (including realized losses on our interest rate swaps), as well as decreased payments for drydocking of $9.0 million in the year ended December 31, 2013 compared to the year ended December 31, 2012.

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

  Net Cash Provided by/(Used in) Investing Activities

        Net cash flows provided by/(used in) investing activities increased by $375.9 million, to $6.1 million provided by investing activities in the year ended December 31, 2013 compared to $369.8 million used in investing activities in the year ended December 31, 2012. The difference between the years ended December 31, 2013 and 2012 reflects vessel acquisitions and other related capital expenditures of $46.8 million in 2013 as opposed to $375.4 million in relation to installment payments for newbuildings, as well as interest capitalized and other related capital expenditures during the year ended December 31, 2012. In addition, during the year ended December 31, 2013 we received net proceeds from the sales of the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo of $52.9 million in aggregate compared to net proceeds from the sale of the Montreal of $5.6 million during the year ended December 31, 2012.

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

  Net Cash (Used in)/Provided by Financing Activities

        Net cash flows (used in)/provided by financing activities decreased by $390.1 million, to $182.6 million used in financing activities in the year ended December 31, 2013 compared to $207.5 million provided by financing activities in the year ended December 31, 2012. Proceeds from long-term debt were nil in the year ended December 31, 2013 compared to $266.9 million in the year ended December 31, 2012, and repayments of long-term debt were $171.0 million in the year ended December 31, 2013 compared to $59.0 million in the year ended December 31, 2012. In addition, restricted cash decreased by $11.5 million in the year ended December 31, 2013 compared to $0.3 million in the year ended December 31, 2012.

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

  Net Income/(Loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands)
Net income/(loss)	$37,523	$(105,204)	$13,437
Depreciation	137,414	143,938	106,178
Amortization of deferred drydocking & special survey costs	5,482	6,070	5,800
Amortization of deferred realized losses of cash flow interest rate swaps	4,017	3,524	1,575
Amortization of finance costs	15,431	14,314	9,700
Finance costs accrued (Exit Fees under our Bank Agreement)	3,763	2,762	1,592
Interest income	(2,210)	(1,642)	(1,304)
Interest expense	91,185	87,340	55,124

EBITDA	$292,605	$151,102	$192,102

Loss/(gain) on sale of vessel	449	(830)	—
Comprehensive financing plan related fees(1)	—	—	2,266
Impairment loss	19,004	129,630	—
Stock based compensation	75	139	2,182
Non-cash changes in fair value of warrants	—	—	2,253
Realized loss on derivatives	144,254	150,910	130,341
Unrealized (gain)/loss on derivatives	(22,121)	739	(10,537)

Adjusted EBITDA	$434,266	$431,690	$318,607

  Net Cash Provided from Operating Activities Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands)
Net cash provided by operating activities	$189,025	$166,558	$59,492
Net increase/(decrease) in current and non-current assets	14,349	49,375	14,594
Net (increase)/decrease in current and non-current liabilities	(2,620)	(37,194)	19,556
Net interest	88,975	85,698	53,820
Payments for dry-docking and special survey costs deferred	283	9,308	7,218
(Loss)/gain on sale of vessel	(449)	830	—
Impairment loss	(19,004)	(129,630)	—
Stock based compensation	(75)	(139)	(2,182)
Non-cash changes in fair value of warrants	—	—	(2,253)
Unrealized gain/(loss) on derivatives	22,121	(739)	10,537
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	—	7,035	31,320

EBITDA	$292,605	$151,102	$192,102

Loss/(gain) on sale of vessels	449	(830)	—
Comprehensive financing plan related fees(1)	—	—	2,266
Impairment loss	19,004	129,630	—
Stock based compensation	75	139	2,182
Non-cash changes in fair value of warrants	—	—	2,253
Realized loss on derivatives	144,254	150,910	130,341
Unrealized (gain)/loss on derivatives	(22,121)	739	(10,537)

Adjusted EBITDA	$434,266	$431,690	$318,607

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands)
Net cash provided by operating activities	$189,025	$166,558	$59,492
Net cash provided by/(used in) investing activities	6,087	(369,789)	(644,593)
Net cash (used in)/provided by financing activities	(182,587)	(207,497)	406,628

        EBITDA increased by $141.5 million, to $292.6 million in the year ended December 31, 2013, from $151.1 million in the year ended December 31, 2012. The increase was mainly attributable to an impairment loss of $19.0 million recorded in the year ended December 31, 2013 compared to an impairment loss of $129.6 million recorded in the year ended December 31, 2012, a $29.5 million decline in unrealized and realized losses on derivatives in the year ended December 31, 2013 compared to the year ended December 31, 2012, a $1.3 million decline in operating expenses in the year ended December 31, 2013 compared to the year ended December 31, 2012, a $1.7 million decline in other operating expenses in the year ended December 31, 2013 compared to the year ended December 31, 2012 and a $0.9 million decline in general and administrative expenses in the year ended December 31, 2013 compared to the year ended December 31, 2012, which were partially offset by a $0.9 million decline in operating revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012, a $0.5 million decline in other income in the year ended December 31, 2013 compared to the year ended December 31, 2012 and a $0.4 million loss on sale of vessels recorded in the year ended December 31, 2013 compared to $0.8 million gain on sale of vessel recorded in the year ended December 31, 2012.

        Adjusted EBITDA increased $2.6 million, to $434.3 million in the year ended December 31, 2013, from $431.7 million in the year ended December 31, 2012. The increase was mainly attributable to a $1.3 million decline in operating expenses in the year ended December 31, 2013 compared to the year ended December 31, 2012, a $1.7 million decline in other operating expenses in the year ended December 31, 2013 compared to the year ended December 31, 2012 and a $0.9 million decline in general and administrative expenses in the year ended December 31, 2013 compared to the year ended December 31, 2012, which were partially offset by a $0.9 million decline in operating revenues in the year ended December 31, 2013 compared to the year ended December 31, 2012 and a $0.5 million decline in other income in the year ended December 31, 2013 compared to the year ended December 31, 2012.

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

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then-existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages. As of December 31, 2013, we were in compliance with the financial covenants of the Bank Agreement. For additional details, please see Note 13, Long-term Debt, to our consolidated financial statements included elsewhere herein.

  Interest

        Under the terms of the Bank Agreement, borrowings under each of our Pre-existing Credit Facilities, which excludes the KEXIM and KEXIM-ABN Amro credit facilities which were not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

  Principal Payments

        Under the terms of the Bank Agreement, we are not required to repay any outstanding principal amounts under our covered credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter we are required to make quarterly principal payments in fixed amounts, in relation to our total debt commitments from our lenders under the Bank Agreement and the January 2011 Credit Facilities (see "—January 2011 Credit Facilities" below), as specified in the table below:

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

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents (but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of our consolidated debt), would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the Pre-existing Credit Facilities. Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under our interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to a Pre-existing Credit Facility, a vessel with respect to which the participating lenders under such credit facility have a second lien security interest and the first lien credit facility has been repaid in full). The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

        Under the terms of the Bank Agreement, we will continue to be required to make any mandatory prepayments provided for under the terms of our existing credit facilities and will be required to make additional prepayments as follows:

  •
  50% of the first $300 million of net equity proceeds, including convertible debt and hybrid instruments (excluding the $200 million of net equity proceeds which were a condition to the Bank Agreement and which were received in August 2010), after entering into the Bank Agreement and 25% of any additional net equity proceeds thereafter until December 31, 2018; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the January 2011 Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing), which amounts would first be applied to repayment of amounts outstanding under the January 2011 Credit Facilities and then to the Pre-existing Credit Facilities.

        Any equity proceeds retained by us and not used within 12 months for certain specified purposes would be applied for prepayment of the January 2011 Credit Facilities and then to the Pre-existing Credit Facilities. We would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. Our respective lenders under our Pre-existing Credit Facilities covered by the Bank Agreement and the January 2011 Credit Facilities may, at their option, require us to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be our Chief Executive Officer, (ii) our common stock ceasing to be listed on the NYSE (or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of our subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in our outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of our outstanding capital stock.

  Covenants and Events of Defaults

        Under the Bank Agreement, the financial covenants under each of our credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which, respectively, has been aligned with those covenants below through November 20, 2018 (the maturity of the respective credit facility) under the supplemental letter signed on September 12, 2013, amendment thereto and the KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and the CMA CGM Rabelais) collateralizing the 2011 January Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        We were in compliance with these covenants as of December 31, 2013.

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

        Under the terms of the Bank Agreement, the covered credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under our swap agreements, non-compliance with security documents, material adverse changes to our business, a Change of Control as described above, a change in our Chief Executive Officer, our common stock ceasing to be listed on the NYSE (or another recognized stock exchange), a change in any material respect, or breach of the management agreement by, the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

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

  Collateral and Guarantees

        Each of our Pre-existing Credit Facilities and swap arrangements, to the extent applicable, covered by the Bank Agreement continued to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of our subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

January 2011 Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, as contemplated by the Bank Agreement, we entered into agreements for the following new term loan credit facilities ("January 2011 Credit Facilities") to finance newbuildings which were delivered in 2011 and 2012:

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

        As of December 31, 2013, $389.4 million was outstanding under the above January 2011 Credit Facilities and there was no remaining borrowing availability under the respective credit facilities.

  Interest

        Borrowings under each of the January 2011 Credit Facilities bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

  Principal Payments

        Under the Bank Agreement, we were not required to repay any outstanding principal amounts under our January 2011 Credit Facilities until May 15, 2013 and thereafter we are required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under "—Bank Agreement—Principal Payments."

  Covenants, Events of Default and Other Terms

        The January 2011 Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to our Pre-existing Credit Facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition, the lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such credit facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its previously unsecured interest rate arrangements with them.

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva, the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, the CSCL America and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

        Our obligations under the January 2011 Credit Facilities are guaranteed by our subsidiaries owning the vessels collateralizing the respective credit facilities. Our Manager has also provided an undertaking to continue to provide us with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

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

        As of December 31, 2013, $162.7 million was outstanding under the credit facility and there was no remaining borrowing availability under the facility.

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

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with our Bank Agreement (except for the minimum ratio of the charter free market value of certain vessels, as described in the Bank Agreement, which is not applicable) described above and continues to require us to maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%.

        The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in our Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in any material respect, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

        We will not be permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend are not, in breach of any covenant.

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

Exit Fees

        We will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, we are required to pay an Additional Exit Fee of $10.0 million, as we did not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Operations over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheet. We recognized an amount of $8.1 million and $4.4 million as of December 31, 2013 and December 31, 2012, respectively.

Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

  Credit Facilities

        We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 13 to our consolidated financial statements included in this annual report. The following summarizes certain terms of our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$683.6	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2	The Commodore, the Duka, the Marathonas, the Messologi, the Mytilini, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the Nileduch Zebra, the Danae C, the Dimitris C,
Credit Agricole	$151.2	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$178.0	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$215.6	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$247.0	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$288.5	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$31.2	The Deva and the Derby D
KEXIM	$28.9	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$68.1	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$110.4	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$94.2	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$32.0	The Hanjin Greece
Club Facility	$78.0	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$74.8	The Hyundai Ambition
Sinosure-CEXIM	$162.7	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$121.8	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)
As of December 31, 2013. We have no remaining borrowing availability under the credit facilities.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        Outstanding indebtedness under our each of our credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, as well as our Hyundai Samho Vendor Financing, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our credit facilities was 2.06% and 1.87% for the years ended December 31, 2013 and 2012, respectively.

        As described above, the interest rate, amortization profile and certain other terms of each of our previously existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, but were amended through a separate supplemental agreement signed on September 12, 2013. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-ABN Amro credit facility, under which $59.1 million of the outstanding indebtedness, as of December 31, 2013, bears interest at a fixed rate of 5.02% and $9.0 million of the outstanding indebtedness, as of December 31, 2013, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2018 and September 2018 (in respect of the fixed rate tranche) and November 2018 and September 2018 (in respect of the floating rate tranche), respectively.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2013 were:

	Payments Due by Period
	Total	Less than 1 year (2014)	1 - 3 years (2015 - 2016)	3 - 5 years (2017 - 2018)	More than 5 years (After January 1, 2019)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$3,102,406	133,769	338,491	2,569,126	61,020

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$3,102,406	146,462	442,614	2,452,310	61,020
Vendor financing	$121,755	57,388	64,367	—	—
Interest on long-term debt obligations(3)	$436,077	81,309	166,548	181,563	6,657
Payments to our manager(4)	$24,219	24,219	—	—	—

Total	$3,684,457	$309,378	$673,529	$2,633,873	$67,677

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2013 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2013 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2013 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2013 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 1.13% in 2014, 2.31% in 2015 and up to a maximum of 4.72% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations. This table, including the interest payments, does not reflect the terms of our interest rate swap agreements which are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2014, the management fees are a fee of $800 per day for commercial, chartering and administrative services, a fee of $400 per vessel per day for vessels on bareboat charter and $800 per vessel per day for vessels on time charter. As of December 31, 2013, we had a fleet of 59 containerships (including the Marathonas, which we sold on February 26, 2014) all of which were on time charter, excluding two on bareboat charter and two on lay-up. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts, as well as an annual fee of €1.4 million to provide us with the services of our executive officers. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2014, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After improving in 2010 and early 2011 from the historic lows in late 2008 and 2009, since the third quarter of 2011, freight rates obtained by liner companies have declined and charter rates for containerships have decreased sharply, in many cases to a level below operating costs. In 2012, the supply of containership capacity exceeded demand, in particular on the mainlane trades, largely due to declines in global demand, particularly in Europe. Although global demand for seaborne transportation of containerized cargoes is estimated to have increased modestly in 2013 and is expected to grow by a somewhat increased amount in 2014, container freight rates and containership charter rates are expected to remain under pressure, including due to an increased amount of newbuildings scheduled to be delivered in 2014, until global economic demand strengthens significantly. Global demand is expected to be impacted by continued economic weakness in Europe and the resulting impact on consumer demand in Europe, despite some limited recent improvement in the growth rate of the European economy. Global containership demand is, however, expected to narrrowly exceed supply growth in 2014, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue despite some recent improvement in the mainlane trades. These factors have also resulted in severely depressed charter rates for Panamax containerships of over 3,000 TEU, which dynamic is expected to continue.

        The idle containership fleet at 2013 stood at approximately 4.6% of global fleet capacity, similar to levels at the end of 2012 and still well below levels reached toward the end of 2009. After limited containership newbuilding orders since 2009, other than some ordering in early 2011, containership newbuilding orders increased in 2013. The size of the order book compared to global fleet capacity was approximately 21% as of the beginning of the fourth quarter of 2013 down from record high levels in 2008. In particular, larger containerships of greater than 8,000 TEU represent a significant majority of the order book with over a 1,000,000 TEU of vessels of over 8,000 TEU scheduled to be delivered in each of 2014 and 2015. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year.

        The benchmark rates declined in all quoted size sectors, with the deepest decline, in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which decreased from $36,000 in May 2008 to $7,500 in December 2013, after reaching a low of $6,400 in December 2009 and briefly recovering to a peak of $28,500 in March 2011.

        As of February 21, 2014, we had two containerships, aggregating 9,465 TEU in capacity, on lay-up (one of which was sold on February 26, 2014) and we had ten containerships, aggregating 38,444 TEU in capacity, with charter arrangements expiring within the remainder of 2014.

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

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets, which were also recorded at fair value. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the Federal, did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the Federal, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our consolidated balance sheet for the existing charter, which was fully amortized as of December 31, 2013 and 2012.

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

        Major overhauls performed during drydocking are differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel's certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and maneuver vessel components, which are not available at regular ports.

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

        As of December 31, 2013, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included volatility in the charter market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi-year, fixed rate period charters that range from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2013 in relation to laid up vessels, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that regularly provide such forecasts. We have five 2012-built 13,100 TEU vessels currently employed on 12-year charters, with break even rechartering rates of less than $12,000 per day. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates is episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. For other sized vessels, absent unusual circumstances, we believe that historical average time charter rates over a ten year period are the appropriate benchmark for impairment analysis as such average takes into account the volatility and cyclicality of the market. Accordingly, we used ten year historical averages, in some cases adjusted by no more than +/- 5% to account for the factors described above and the characteristics, primarily age and remaining useful life, of a particular vessel, for step one of the impairment analysis of our other vessels. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

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

        As of December 31, 2013, our assessment concluded that step two of the impairment analysis was not required, as the undiscounted projected net operating cash flows of each vessel exceeded their carrying value.

  Impairment Sensitivity Analysis

        An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2013, and is also in accordance with our vessels' market valuation as described in our credit facilities and accepted by our lenders, suggests that 33 vessels have current market values that exceed their carrying values and 26 vessels may have current market values below their carrying values. We believe that each of the 26 vessels identified as having estimated market values less than their carrying value, 23 of which are currently under long-term time charters expiring from May 2017 through May 2021 and three of which are currently under time charters expiring from March 2014 through November 2014, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

        While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company's vessels and indicates whether their estimated market values are below their carrying values. The carrying value of each of the Company's vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company's estimates of market values are based on an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations, and is also in accordance with its vessels' market valuation, determined as of the dates indicated, following the methodology as described in its credit facilities and accepted by its lenders. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel's carrying value is not recoverable as discussed above.

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2013 (In thousands of Dollars)	Net Book Value December 31, 2012 (In thousands of Dollars)
Hyundai Together	13,100	2012	$179,502	$169,092	$174,602
Hyundai Tenacity	13,100	2012	178,911	168,856	174,357
Hyundai Speed	13,100	2012	179,818	171,084	176,631
Hyundai Smart	13,100	2012	179,763	170,498	176,056
Hyundai Ambition	13,100	2012	180,067	171,654	177,298
Hanjin Germany	10,100	2011	155,268	141,771	146,578
Hanjin Italy	10,100	2011	155,379	142,230	147,006
Hanjin Greece	10,100	2011	155,172	142,410	147,131
CSCL Le Havre	9,580	2006	83,097	65,575	67,955
CSCL Pusan	9,580	2006	82,253	64,404	66,766
CMA CGM Melisande	8,530	2012	123,975	117,019	120,847
CMA CGM Attila	8,530	2011	120,623	111,519	115,193
CMA CGM Tancredi	8,530	2011	122,697	113,882	117,632
CMA CGM Bianca	8,530	2011	122,410	114,279	118,022
CMA CGM Samson	8,530	2011	122,027	114,433	118,133
CSCL America	8,468	2004	69,621	51,097	53,032
CSCL Europe	8,468	2004	68,908	50,174	52,058
CMA CGM Moliere	6,500	2009	97,726	84,985	87,954
CMA CGM Musset	6,500	2010	97,763	86,367	89,334
CMA CGM Nerval	6,500	2010	97,744	86,889	89,850
CMA CGM Rabelais	6,500	2010	98,235	87,699	90,767
CMA CGM Racine	6,500	2010	97,644	87,543	90,608
YM Mandate	6,500	2010	104,069	92,400	95,621
YM Maturity	6,500	2010	104,329	93,425	96,645
Commodore(2)	4,651	1992	22,994	8,533	8,758
Duka(2)	4,651	1992	23,900	9,300	9,625
Federal(2)	4,651	1994	27,348	8,742	8,950
Marathonas(2)	4,814	1991	25,035	9,274	9,574
Messologi(2)	4,814	1991	24,192	9,061	9,289
Mytilini(2)	4,814	1991	24,254	8,859	9,090
SNL Colombo(4)	4,300	2004	61,836	47,573	49,663
YM Singapore(4)	4,300	2004	61,830	48,739	50,840
YM Seattle(4)	4,253	2007	72,045	57,932	60,164
YM Vancouver(4)	4,253	2007	72,262	58,579	60,811

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2013 (In thousands of Dollars)	Net Book Value December 31, 2012 (In thousands of Dollars)
ZIM Rio Grande(4)	4,253	2008	65,229	54,186	56,159
ZIM Sao Paolo(4)	4,253	2008	65,435	54,797	56,776
OOCL Istanbul(4)	4,253	2008	65,431	55,023	57,017
ZIM Monaco(4)	4,253	2009	65,915	55,763	57,758
OOCL Novorossiysk(4)	4,253	2009	65,446	55,857	57,840
ZIM Luanda(4)	4,253	2009	65,767	56,615	58,582
Derby D(4)	4,253	2004	35,114	25,141	26,131
Deva(4)	4,253	2004	34,626	24,677	25,651
Honour(2)(3)	3,908	1989	—	—	7,727
Hope(2)(3)	3,908	1989	—	—	7,927
Dimitris C(4)	3,430	2001	15,073	15,006	—
Hanjin Santos(4)	3,400	2010	59,851	53,339	55,231
Hanjin Versailles(4)	3,400	2010	59,723	53,721	55,571
Hanjin Algeciras(4)	3,400	2011	59,974	54,492	56,348
Hanjin Buenos Aires(4)	3,400	2010	59,759	53,057	54,946
Hanjin Constantza(4)	3,400	2011	60,424	55,305	57,183
Pride(2)(3)	3,129	1988	—	—	6,228
Lotus(2)(3)	3,098	1988	—	—	6,232
Independence(3)	3,045	1986	—	—	5,458
Henry(3)	3,039	1986	—	—	5,279
Elbe(2)(3)	2,917	1991	—	—	4,907
Kalamata(2)(3)	2,917	1991	—	—	5,243
Komodo(2)(3)	2,917	1991	—	—	4,952
Niledutch Zebra	2,602	2001	11,126	10,915	—
Danae C	2,524	2001	12,313	12,245	—
Amalia C	2,452	1998	7,497	7,306	—
Hyundai Advance(4)	2,200	1997	31,127	22,094	23,477
Hyundai Future(4)	2,200	1997	31,253	22,130	23,445
Hyundai Sprinter(4)	2,200	1997	31,144	22,172	23,525
Hyundai Stride(4)	2,200	1997	31,160	22,186	23,554
Hyundai Progress(4)	2,200	1998	30,826	22,576	23,904
Hyundai Bridge(4)	2,200	1998	31,335	23,077	24,449
Hyundai Highway(4)	2,200	1998	31,342	23,074	24,424
Hyundai Vladivostok(4)	2,200	1997	31,132	21,986	23,374

Total				$3,842,617	$3,986,138

(1)
The cost of vessel comprises of the initial purchase price and other additions since the date of purchase, or in relation to vessels built by us, the contract price, items capitalized during the construction period and additions since the delivery of the vessels.

(2)
As of December 31, 2012, we recorded an impairment loss of $129.6 million in aggregate for all 13 vessels, with each vessel written down to its fair value, which approximated the scrap market for vessels of such size at such date.

(3)
As of December 31, 2013, we had sold the respective vessels.

(4)
Indicates vessels for which, as of December 31, 2013, the estimated market value is lower than the vessel's carrying value. The aggregate carrying value of these 26 vessels exceeded their aggregate estimated market value by approximately $187.5 million as of December 31, 2013 and by approximately $13.0 million as of December 31, 2012 in relation to 8 vessels. The aggregate increase in the amount by which the carrying values exceeded the estimated market values for these 26 vessels as of December 31, 2013 as compared to December 31, 2012 is attributable to the deterioration of containership values as a consequence of reduced demand for seaborne transportation of containerized cargoes due to the weak global economic environment. We believe, however, that each of these 26 vessels, 23 of which are currently under long-term time charters expiring from May 2017 through May 2021 and three of which are currently under time charters expiring from March 2014 through November 2014, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with management's impairment assessment. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

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

          In connection with the impairment testing of our vessels as of December 31, 2013, for the 26 vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these 26 vessels, including the break even charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Vessel/Year Built	Break Even re-chartering rate(5) ($ per day)	Assumed Rechartering Rate(6)/Percentage difference between break even and assumed re-chartering rates(7) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
8 × 2,200 TEU vessels (1997 - 1998)(1)	$11,319	$13,500 / 16.2%	$6,940	$8,180	$7,628	$15,332	$14,718
10 × 4,253 & 2 × 4,300 TEU vessels (2004 - 2009)(2)	$14,568	$16,357 / 10.9%	$8,658	$12,944	$13,012	$24,408	$24,154
5 × 3,400 TEU vessels (2010 - 2011)(3)	$13,002	$15,000 / 13.3%	$7,888	$10,838	$10,603	$20,571	$20,201
1 × 3,430 TEU geared vessel (2001)(4)	$12,065	$14,448 / 16.5%	$8,490	$11,700	$11,464	$22,211	$21,817

(1)
Our eight 2,200 TEU containerships are under long-term time charter contracts with Hyundai Merchant Marine with the earliest expiration dates of the charters being as follows: the Hyundai Vladivostok, on May 23, 2017, the Hyundai Advance, on June 20, 2017, the Hyundai Stride, on July 5, 2017, the Hyundai Future, on August 2, 2017, the Hyundai Sprinter, on August 15, 2017, the Hyundai Progress, on December 11, 2017, the Hyundai Highway, on January 18, 2018 and the Hyundai Bridge, on January 20, 2018.

(2)
Six of our 4,253 TEU containerships are under long-term time charter contracts with ZIM Integrated Shipping Services with the earliest expiration dates of the charters being as follows: the ZIM Rio Grande, on May 20, 2020, the ZIM Sao Paolo, on August 8, 2020, the OOCL Istanbul, on September 19, 2020, the ZIM Monaco, on November 18, 2020, the OOCL Novorossiysk, on February 14, 2021 and the ZIM Luanda, on May 12, 2021. Two of our 4,253 containerships are under long-term time charter contracts with Yang Ming with the earliest expiration dates of the charters being as follows: the YM Seattle, on July 10, 2019 and the Vancouver, on September 27, 2019. Two of our 4,253 TEU containerships were under long-term time charter contracts with Maersk with the earliest expiration dates of the charters being as follows: the Derby D, on March 1, 2014 and the Deva, on November 5, 2014. Two of our 4,300 TEU containerships are under long-term time charter contracts with Yang Ming with the earliest expiration dates of the charters being as follows: the SNL Colombo, on March 5, 2019 and the YM Singapore, on October 28, 2019.

(3)
Our five 3,400 TEU containerships are under long-term time charter contracts with Hanjin with the earliest expiration dates of the charters being as follows: the Hanjin Buenos Aires, on March 27, 2020, the Hanjin Santos, on May 6, 2020, the Hanjin Versailles, on August 11, 2020, the Hanjin Algeciras, on November 28, 2020, the Hanjin Constantza, on February 15, 2021.

(4)
Our one 3,430 TEU containership is under short-term time charter contract with CMA CGM with the earliest expiration date of the charter of the Dimitris C, on November 1, 2014.

(5)
The break even re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the break even re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $187.5 million as of December 31, 2013.

(6)
Re-chartering rate used in our impairment testing as of December 31, 2013, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(7)
The variance in percentage points of the break even re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2013 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts of our eight 2,200 TEU vessels, ten 4,253 TEU and two 4,300 TEU vessels, five 3,400 TEU vessels and one 3,430 TEU geared vessel, then the carrying values of the respective vessels, which are currently under time charters expiring from November 2014 through May 2021, would not have been recovered. As noted above, we believe that the appropriate historical period to be used as a reference for the purposes of impairment testing of these vessels should be over 10 years as such averages take into account the volatility and cyclicality of the market. Additionally, on the premise of a 30 year useful life, given that these vessels will have a remaining life above 10 years when they come off charter, the historical 10 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        We also performed a sensitivity analysis on the other 33 vessels identified as having current market values exceeding their carrying values, which indicated that if we had used the historical average one-year charter rates for corresponding size vessels (for our five 13,100 TEU vessels, rates for 9,500 to 10,100 TEU vessels were used for purposes of this sensitivity analysis) for the most recent 1, 3 or 5 year periods, the cash flow forecasts would still have resulted in each vessel's carrying cost being recovered for all vessels, other than our three 2,500 TEU geared vessels which would have had carrying values in excess of their projected undiscounted future cash flows, as such historical average rates ($7,720 per day for the one-year charter rate for the last 1 year, $9,541 per day for the one-year charter rates for the last 3 years and $8,995 per day for the one-year charter rates for the last 5 years) were 39.5%, 12.8% and 19.7%, respectively, below the average break even re-chartering rates for such vessels (which was $10,766 per day). The break even re-chartering rates for all 33 vessels ranged from zero, in two cases, and otherwise, from $10,300 to $15,450 per day. We believe that each of these 33 vessels, which had an average remaining useful life of 23 years, an average remaining charter duration of

7 years and an average useful life after the end of their current charters of 16 years, can be reasonably anticipated to recover their carrying values through the end of their useful lives. Furthermore, as discussed above, the Company's internal analysis suggested that each of these vessels had a market value in excess of its carrying value as of December 31, 2013.

Recent Accounting Pronouncements

Comprehensive Income

        In February 2013, the FASB issued new guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. The amended guidance was effective for the Company for reporting periods beginning after December 15, 2012. The adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 27, 2014, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	58	President and CEO and Class I Director
Iraklis Prokopakis	63	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	41	Chief Financial Officer and Secretary
Dimitris Vastarouchas	46	Deputy Chief Operating Officer
George Economou	61	Class II Director
Andrew B. Fogarty	69	Class II Director
Myles R. Itkin	66	Class I Director
Miklós Konkoly-Thege	71	Class III Director
Robert A. Mundell	82	Class I Director

        The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2014 and the term of our Class III directors expires in 2016. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, the Union of Greek Shipowners and the Cyprus Union of Shipowners and President of HELMEPA (Hellenic Maritime Protection Agency), as well as Deputy Chairman of the board of directors of The Swedish Club. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 36 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas. He is a member of the Board of the Hellenic Chamber of Shipping, the Owners' Committee of the Korean Register of Shipping and Germanischer Lloyd.

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 19 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led a variety of projects, the latest being the successfully concluded comprehensive financing plan of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 17 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Net Norske Veritas.

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 35 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took Dryships Inc. public in 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen Dryships' growth into the largest US-listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Mr. Economou is also the Chairman, President and Chief Executive Officer of DryShips' Nasdaq-listed subsidiary, Ocean Rig UDW Inc., an owner and operator of offshore drilling rigs and drillships. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

        Andrew B. Fogarty has been a member of our board of directors since 2006. Mr. Fogarty has over 29 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, from 1989 Mr. Fogarty held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—

Corporate Services of CSX Corporation from 2001 to 2005, and as Special Assistant to the Chairman of CSX from 2006 to 2009. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

        Myles R. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        Miklós Konkoly-Thege has been a member of our board of directors since 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS and Stena Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

        Dr. Robert A. Mundell has been a member of our board of directors since 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell served as a member of the board of directors of Olympus Corporation from 2005 to 2008. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

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

        Beginning on January 1, 2013, we ceased to directly employ and compensate our executive officers and our manager began to provide us with the services of our Chief Executive Officer, Chief Operating

Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of $1.9 million, or €1.4 million per year, approximating the aggregate compensation we paid to these executive officers during the year ended December 31, 2012, plus any incentive compensation our board of directors determines, in its sole discretion, is payable for such services. Our executive officers remain eligible, in the discretion of our board of directors and compensation committee, for restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

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

Employees

        From January 1, 2013, our Manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer under our Management Agreement, Danaos Shipping, and prior to that time were directly employed by us, other than our Deputy Chief Operating Officer with whom we previously had a services agreement. Approximately 1,312 officers and crew members served on board the vessels we own as of December 31, 2013, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2013 and February 27, 2014, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

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

        During the year ended December 31, 2013, the board of directors held six meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Mundell who attended three of the six meetings of the Board and the Nominating Committee, and Mr. Economou who attended two of the six meetings of the Board. Our board of directors has determined that each of Messrs. Fogarty, Economou, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met four times in 2013 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in 2014. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2013, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2013, there were three meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Myles R. Itkin and Robert A. Mundell (chairman). The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2013, there were three meetings of the nominating and corporate governance committee.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time)

shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 12, 2013, the Company granted 16,066 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.75 million representing the fair value of the stock granted as at the date of grant, which will be issued in 2014 to be distributed to the employees of the Manager in settlement of the shares granted in 2013. As of December 12, 2012, the Company granted 35,101 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which were issued in 2013 and distributed to the employees of the Manager in settlement of the shares granted in 2012. As of December 12, 2011, the Company granted 18,650 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. The Company issued 18,041 new shares of common stock in 2012 and the remaining 609 shares of common stock in 2013 and distributed to the employees of the Manager in settlement of the shares granted in 2011. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2013, none of the directors elected to receive in Company shares his compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. During 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. On the last business day of each quarter of 2013, 2012 and 2011, rights to receive nil, 13,613 and 22,200 shares in aggregate for the years ended December 31, 2013, 2012 and 2011, respectively, were credited to the Director's Share Payment Account. As of December 31, 2013, 2012 and 2011, respectively, nil, $0.05 million and $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Company issued 13,613 new shares of common stock in 2013, which were distributed to its directors in settlement of the shares granted in 2012. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the trustee of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.8% of our outstanding common stock as of February 27, 2014.

Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009, February 8, 2010, December 16, 2011, December 31, 2012 and December 16, 2013. From January 1, 2013, our Manager also provides us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $15.0 million in 2013, $15.5 million in 2012 and $13.5 million in 2011. The related expenses are shown under "General and administrative expenses" on the Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $14.5 million and $12.7 million as of December 31, 2013 and 2012, respectively.

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

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For 2014 we will pay our manager the following fees and commissions: (i) a fee of $800 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $400 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $800 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager, (v) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, on January 1, 2013, our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of $1.9 million (€1.4 million) per year, approximating the $1.8 million (€1.4 million) of aggregate compensation we paid to these executive officers during the year ended December 31, 2012. As described above under "Item 6. Directors, Senior Management and Employees-Compensation of Directors and Senior Management," we will also reimburse our Manager for any severance payable to such executive officers. Previously, we had directly compensated and employed, other than our Deputy Chief Operating Officer with whom we had a services agreement, our executive officers.

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

        Because the restrictions in the Bank Agreement dated January 24, 2011 among the Company, its subsidiaries, The Royal Bank of Scotland PLC and the other financial institutions named therein, effectively prevent us from acquiring additional containerships meeting the expressed preferences of our liner company clients for newbuildings and other recently built containerships which would employ the latest energy efficient design and technology and take full advantage of the economies offered by the widening of the Panama Canal, a committee of independent directors has determined that these restrictions will not apply, subject to the limitations described below, to containerships or drybulk carriers acquired, or whose acquisition is funded solely with equity capital committed (together with debt whenever arranged), while the restrictions in the Bank Agreement continue to apply to us in their current form. Any such containership acquisitions may not in the aggregate exceed one-third of the total assets of the Company, determined on a book value basis. The Company's vessels will also have a chartering priority over any vessels of similar TEU capacity acquired by an entity in which Dr. Coustas has a direct or indirect investment during the period of the stated restrictions in the restrictive covenant agreement with Dr. Coustas and the management fees charged to the Company under its management agreement will be no higher than the fees charged in respect of any such vessels. As of the date of this report, no vessels have been acquired pursuant to the foregoing arrangement.

        The committee of independent directors concluded that, given the restrictions in the Bank Agreement, the Company, during the term of the Bank Agreement, could not exercise any right of first refusal afforded it under the restrictive covenant agreement as described above and therefore the parties to that agreement could acquire, operate and, under our management agreement, manage without contractual restriction any number of containerships in competition with the Company, and that the limits on the aggregate amount of containership acquisitions, a requirement for management fee parity and a right of first refusal on chartering opportunities should afford a level of competitive protection to the Company not currently available in respect of vessel acquisition opportunities declined by the Company in accordance with the terms of the restrictive covenant agreement described above. The committee also concluded that the ownership, operation or management of drybulk carriers is not complementary to the Company's current or contemplated business. In coming to its conclusion, the committee believed that this arrangement should help preserve the manager's relationship with our liner company clients and forestall our competitors' ability to capitalize on the restrictions under which we are operating because of the Bank Agreement.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2013, 2012 and 2011, we paid premiums of $9.6 million, $10.4 million and $8.7 million, respectively, to The Swedish Club under these insurance policies.

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

        Following completion of the equity transaction on August 12, 2010, Mr. Economou joined the Board of Directors of the Company as an independent director in accordance with the terms of the subscription agreement between Sphinx Investments Corp. and the Company. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of common stock. We have been informed that our largest stockholder, the aforementioned family trust, and Dr. John Coustas have agreed to vote all of the shares of our common stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 27, 2014 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 27, 2014 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,669,429 shares of common stock outstanding as of February 27, 2014. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	61.8%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	316,384	*
Evangelos Chatzis Chief Financial Officer and Secretary	125,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
George Economou(2) Director	11,471,621	10.5%
Andrew B. Fogarty Director	114,886	*
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	69,966	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(3)	67,828,140	61.8%
Sphinx Investments Corp.(2)	11,471,621	10.5%
Avignon International Corporation(4)	8,108,109	7.4%
All executive officers and directors as a group (9 persons)	80,015,928	73.0%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to have shared voting and dispositive power over the shares of common stock owned by Danaos Investments Limited as Trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

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

(3)
Includes 67,633,140 shares which, according to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas,

  Danaos Investments Limited as Trustee of the 883 Trust owns and has sole voting power and sole dispositive power with respect to all such shares, and 195,000 held by Danaos Investments Limited as Trustee of the 883 Trust which were granted to Dr. Coustas as an equity award in December 2011. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to have shared voting and dispositive power over these shares of common stock. This does not necessarily imply economic ownership of the securities.

(4)
Avignon International Corporation is a Liberian company ultimately controlled by Amalia Koustas, who may therefore be deemed the beneficial owner of the shares held by Avignon International Corporation. Amalia Koustas is the mother of Dr. John Coustas, our President, Chief Executive Officer and Chairman of our Board of Directors. The address of Avignon International Corporation is 80, Broad St., Monrovia, Liberia.

        As of February 27, 2014, we had approximately 8 stockholders of record, four of which were located in the United States and held an aggregate of 109,114,429 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 109,112,179 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 79,901,042 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and 114,886 shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owns approximately 61.8% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Our respective lenders under our existing credit facilities covered by the Bank Agreement and the New Credit Facilities will be entitled to require us to repay in full amounts outstanding under such respective credit facilities, if, among other circumstances, Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

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

        Legal Proceedings.    On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint named as defendants seven of the eight members of the Company's board of directors at the time the complaint was filed and challenged the amendments in 2009 and 2010 to the Company's management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. On July 3, 2013, the High Court of the Republic of the Marshall Islands granted the Company's motion to dismiss an amended complaint with prejudice, which was not appealed by the plaintiff, thereby concluding the case.

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

		High	Low
2008		$29.96	$3.18
2009		$10.50	$2.72
2010		$5.25	$3.50
2011		$7.87	$2.65
2012	(Annual)	$4.88	$2.44
	First Quarter	4.88	2.86
	Second Quarter	4.73	3.47
	Third Quarter	4.45	3.03
	Fourth Quarter	3.26	2.44
2013	(Annual)	$4.90	$2.76
	First Quarter	4.25	2.76
	Second Quarter	4.50	3.40
	Third Quarter	4.86	3.67
	Fourth Quarter	4.90	3.68
	September 2013	4.73	3.67
	October 2013	4.25	3.68
	November 2013	4.57	3.92
	December 2013	4.90	4.40
2014	First Quarter (through February 21, 2014)	$6.75	$6.09
	January 2014	4.83	7.75
	February 2014 (through February 21, 2014)	6.75	6.09

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2013 and February 27, 2014, 109,653,363 shares and 109,669,429 shares, respectively, were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2013 and February 27, 2014, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

  Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All warrants will expire on January 31, 2019.

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

  Dissenters' Rights of Appraisal and Payment

        Under the Marshall Islands Business Corporations Act, or the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and to receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands in which our Marshall Islands office is situated or in any appropriate jurisdiction outside the Marshall Islands in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

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

        For a description of the Amended and Restated Management Agreement, dated September 18, 2006, between Danaos Shipping Company Limited and Danaos Corporation, as amended February 12, 2009, February 8, 2010, December 16, 2011, December 31, 2012 and December 16, 2013, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

        For a description of the Restrictive Covenant Agreement, dated October 11, 2006, between Danaos Corporation and Dr. John Coustas, please see "Item 7. Major Shareholders and Related Party Transactions—Non-competition.

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

        We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314, (each an "Exchange of Notes"), that the Marshall Islands, Liberia, Cyprus and Malta, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries other than four vessel-owning subsidiaries discussed below will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we currently satisfy the 50% Ownership Test, we expect that, if the 883 Trust were to come to own 50% or less of our shares, it may be difficult for us to satisfy the 50% Ownership Test due to the public trading of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2013, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2013 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2013 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2013 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        Approximately 61.8% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. As to the four vessel-owning subsidiaries referred to above, we believe that their qualification for the benefits of Section 883 for any taxable year will depend upon whether preferred shares issued by such subsidiaries, as to which we are not the direct or indirect shareholder of record, are owned, directly or under applicable ownership attribution rules, by "qualified shareholders" who comply with specified ownership certification procedures. There can be no assurance that such preferred shares will be treated as so owned with respect to any taxable year.

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

        Legislation has been previously introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for the benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax described above may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with certainty whether or in what form legislation of this sort might be proposed, or enacted.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2013. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain.

Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        In connection with certain of our credit facilities under which we pay a floating rate of interest, we entered into interest rate swap agreements designed to pro-actively and efficiently manage our floating rate exposure. We have recognized these derivative instruments on the consolidated balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30, 2012. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss. On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. We have not held or issued derivative financial instruments for trading or other speculative purposes.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2013 and 2012 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2013	Fair Value December 31, 2012
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	—	(4,172)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	—	(4,190)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	—	(4,103)
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(11,586)	$(20,759)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	(2,052)	(11,253)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	(6,732)	(15,882)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	(8,919)	(13,523)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	(8,869)	(13,424)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	(17,298)	(34,952)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	(12,520)	(21,792)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	(12,738)	(22,116)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	(9,797)	(21,241)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	(21,774)	(33,273)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	(8,754)	(13,243)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	(17,870)	(26,357)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	(17,067)	(25,725)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	(12,532)	(21,043)

Total fair value of swap liabilities							$(168,508)	$(307,048)

ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	$382	$—
ABN Amro	31/05/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	504	—

Total fair value of swap assets							$886	$—

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2013 and 2012 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2013	Fair Value December 31, 2012
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$747	$1,390
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	839	1,518

Total fair value							$1,586	$2,908

        The total fair value change of the interest rate swaps for the years ended December 31, 2013, 2012 and 2011, amounted to $(1.3) million, $(1.1) million and $(0.5) million, respectively, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related asset of $1.6 million and $2.9 million as of December 31, 2013 and 2012, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        We reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to our earnings unrealized losses an amount of $0.6 million for the year ended December 31, 2013 and $0.3 million for the six months ended December 31, 2012 (following the hedge accounting discontinuance as of July 1, 2012). The fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.6 million gain and for the year ended December 31, 2011 amounted to $1.0 million, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The amortization of fair value of hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.3 million and for the year ended December 31, 2011 amounted to $0.8 million, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives" The related liability of the fair value hedged debt of $1.6 million and $2.2 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2013 and 2012, respectively.

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

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.

        On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

        We recorded in the consolidated Statements of Operations unrealized gains/(losses) of $139.4 million, $64.9 million and $(10.3) million in relation to fair value changes of interest rate swaps for the years ended December 31, 2013, 2012 and 2011, respectively, as well as hedge ineffectiveness gains/(losses) of nil, $1.8 million and $19.7 million for the years ended December 31, 2013, 2012 and 2011, respectively. Furthermore, deferred realized losses of nil, nil and $(0.2) million were reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheets to the consolidated Statements of Operations as of and for the years ended December 31, 2013, 2012 and 2011, respectively, as well as $116.6 million and $67.6 million unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2013 and, 2012, respectively (following the hedge accounting discontinuance as of July 1, 2012). The total fair value change of the interest rate swaps for the years ended December 31, 2013 and 2012, amounted to $139.4 million and $105.4 million, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of nil, $7.0 million and $31.3 million were recorded in other comprehensive loss for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, an amount of $4.0 million, $3.5 million and $1.6 million was reclassified into earnings for the years ended December 31, 2013, 2012 and 2011, respectively, representing amortization over the depreciable life of the vessels.

        We were in an over-hedged position under our cash flow interest rate swaps, which were due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from our private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were nil, $19.0 million and $38.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. The over-hedged position described above was gradually reduced and ultimately eliminated in 2012, following the delivery of all remaining newbuildings and the full drawdown of all credit facilities.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2013, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2013 would result in an decrease of approximately $1.0 million in our earnings in 2014. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2013 we incurred approximately 33.1% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2013, approximately 36.9% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2013. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2013, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2013, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the

Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2013.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2013 and 2012.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2013 and 2012 and breaks down these amounts by the category of service.

	2013	2012
	(in thousands of dollars)
Audit fees	$427.7	$438.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements, as well as fees in connection with our response to SEC comment letters received and fees in connection with Registration Statements on Form F-3, which we filed with the SEC.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in these categories in 2013 or 2012.

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

        We did not repurchase any shares of our common stock in 2013, 2012 or 2011.

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

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-49 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation(1)
4.1.1	Addendum No. 1 to Amended and Restated Management Agreement, dated February 12, 2009 between Danaos Shipping Company Limited and Danaos Corporation(4)
4.1.2	Addendum No. 2 to Amended and Restated Management Agreement, dated February 8, 2010 between Danaos Shipping Company Limited and Danaos Corporation(7)
4.1.3	Addendum No. 3 to Amended and Restated Management Agreement, dated December 16, 2011, between Danaos Shipping Company Limited and Danaos Corporation(11)
4.1.4	Addendum No. 4 to Amended and Restated Management Agreement, dated December 31, 2012, between Danaos Shipping Company Limited and Danaos Corporation(12)
4.1.5	Addendum No. 5 to Amended and Restated Management Agreement, dated December 16, 2013, between Danaos Shipping Company Limited and Danaos Corporation
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)(1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1(8)
4.5	2006 Equity Compensation Plan(1)
4.5.1	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)

Number	Description
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.10	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.11	Loan Agreement, dated February 15, 2008, with Credit Agricole (formerly Emporiki Bank of Greece S.A.)(3)
4.12	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)
4.13	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)
4.14	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.15	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.16	Loan Agreement, dated February 2, 2009, with Commerzbank (formerly Deutsche Schiffsbank), Credit Suisse and Credit Agricole (formerly Emporiki Bank)(4)
4.17	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.18	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.19	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.20	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)
4.21	Credit Facility, dated February 21, 2011, with Citi (acting as an agent), ABN Amro and CEXIM(8)
4.21.1	Amended and Restated Facility Agreement with Citibank N.A. (acting as an agent), ABN Amro and CEXIM(13)
4.22	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)
4.23	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)
4.24	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)
4.25
Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Commerzbank (formerly Deutsche Schiffsbank Aktiengesellschaft) and Credit Agricole (formerly Emporiki Bank of Greece S.A.)(8)

Number		Description
4.26		Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)
4.27		Hyundai Vendor Financing Agreements(8)
4.28		Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)
4.29		Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)
4.30		Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012(11)
8		Subsidiaries
11.1		Code of Business Conduct and Ethics(2)
11.2		Code of Conduct(2)
11.3		Code of Ethics(2)
12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
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

(12)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on March 1, 2013.

(13)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on July 29, 2013.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ EVANGELOS CHATZIS
	Name:	Evangelos Chatzis
	Title:	Chief Financial Officer
Date: February 28, 2014

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") as of December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2013 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
February 28, 2014

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$68,153	$55,628
Restricted cash, current portion	3	14,717	2,821
Accounts receivable, net		8,038	3,741
Inventories		14,496	17,731
Prepaid expenses		819	706
Due from related parties	14	14,459	12,664
Other current assets	7	6,184	5,382

Total current assets		126,866	98,673

Fixed assets, net	4	3,842,617	3,986,138
Deferred charges, net	6	67,949	88,821
Restricted cash, net of current portion		—	430
Other non-current assets	8,16	29,120	37,983

Total non-current assets		3,939,686	4,113,372

Total assets		$4,066,552	$4,212,045

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$13,124	$13,982
Accrued liabilities	10	30,911	32,894
Current portion of long-term debt	13	146,462	125,076
Current portion of vendor financing	13	57,388	57,388
Unearned revenue		7,305	5,447
Other current liabilities	11,16a	114,698	130,465

Total current liabilities		369,888	365,252

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	2,965,641	3,097,472
Vendor financing, net of current portion	13	64,367	121,754
Other long-term liabilities	11,16a	68,180	187,263

Total long-term liabilities		3,098,188	3,406,489

Total liabilities		3,468,076	3,771,741

Commitments and Contingencies	19
STOCKHOLDERS' EQUITY
Preferred stock (par value $.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2013 and 2012)	22	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2013 and 2012. 109,653,363 and 109,604,040 issued and outstanding as of December 31, 2013 and 2012, respectively)	22	1,097	1,096
Additional paid-in capital		546,097	546,023
Accumulated other comprehensive loss	16a	(232,697)	(353,271)
Retained earnings		283,979	246,456

Total stockholders' equity		598,476	440,304

Total liabilities and stockholders' equity		$4,066,552	$4,212,045

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2013	2012	2011
OPERATING REVENUES	18	$588,117	$589,009	$468,101
OPERATING EXPENSES:
Voyage expenses		(11,770)	(13,503)	(10,765)
Vessel operating expenses		(122,074)	(123,356)	(119,127)
Depreciation	4	(137,414)	(143,938)	(106,178)
Amortization of deferred drydocking and special survey costs	6	(5,482)	(6,070)	(5,800)
Impairment loss	24	(19,004)	(129,630)	—
General and administrative expenses		(19,458)	(20,379)	(21,028)
(Loss)/gain on sale of vessels	20	(449)	830	—

Income from operations		272,466	152,963	205,203

OTHER INCOME (EXPENSES):
Interest income		2,210	1,642	1,304
Interest expense		(91,185)	(87,340)	(55,124)
Other finance expenses		(20,120)	(18,107)	(14,581)
Other income/(expenses), net	25	302	811	(1,986)
Net unrealized and realized losses on derivatives	16	(126,150)	(155,173)	(121,379)

Total Other Expenses, net		(234,943)	(258,167)	(191,766)

Net Income/(Loss)		$37,523	$(105,204)	$13,437

EARNINGS/(LOSS) PER SHARE
Basic and diluted net income/(loss) per share	23	$0.34	$(0.96)	$0.12

Basic and diluted weighted average number of shares		109,654,199	109,612,737	109,045,468

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2013	2012	2011
Net Income/(Loss)		$37,523	$(105,204)	$13,437
Other Comprehensive Income/(Loss)
Change in fair value of financial instruments	16	—	40,536	29,766
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings	16	—	(7,035)	(31,320)
Amortization of deferred realized losses on cash flow hedges	16	4,017	3,524	1,575
Reclassification of unrealized losses/(gains) to earnings	16	116,557	65,809	(19,560)

Total Other Comprehensive Income/(Loss)		120,574	102,834	(19,539)

Comprehensive Income/(Loss)		$158,097	$(2,370)	$(6,102)

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock		Treasury Stock
	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of January 1, 2011	108,611	$1,086	1	$(3)	$489,672	$(436,566)	$338,223	$392,412
Net Income	—	—	—	—	—	—	13,437	13,437
Net movement in other comprehensive income	—	—	—	—	—	(19,539)	—	(19,539)
Treasury stock distributed	1	—	(1)	3	(3)	—	—	—
Warrants issued	—	—	—	—	54,043	—	—	54,043
Issuance of common stock	952	10	—	—	(10)	—	—	—
Stock compensation	—	—	—	—	2,182	—	—	2,182

As of December 31, 2011	109,564	$1,096	—	$—	$545,884	$(456,105)	$351,660	$442,535

Net Loss	—	—	—	—	—	—	(105,204)	(105,204)
Net movement in other comprehensive income	—	—	—	—	—	102,834	—	102,834
Issuance of common stock	40	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	139	—	—	139

As of December 31, 2012	109,604	$1,096	—	$—	$546,023	$(353,271)	$246,456	$440,304

Net Income	—	—	—	—	—	—	37,523	37,523
Net movement in other comprehensive income	—	—	—	—	—	120,574	—	120,574
Issuance of common stock	49	1	—	—	(1)	—	—	—
Stock compensation	—	—	—	—	75	—	—	75

As of December 31, 2013	109,653	$1,097	—	$—	$546,097	$(232,697)	$283,979	$598,476

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2013	2012	2011
Cash Flows from operating activities:
Net income/(loss)	$37,523	$(105,204)	$13,437
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	137,414	143,938	106,178
Amortization of deferred drydocking and special survey costs	5,482	6,070	5,800
Impairment loss	19,004	129,630	—
Amortization of finance costs	15,431	14,314	9,700
Exit fees accrued on debt	3,763	2,762	1,592
Payments for drydocking and special survey costs deferred	(283)	(9,308)	(7,218)
Loss/(gain) on sale of vessels	449	(830)	—
Stock based compensation	75	139	2,182
Change in fair value of warrants	—	—	2,253
Amortization of deferred realized losses on interest rate swaps	4,017	3,524	1,575
Unrealized (gain)/loss on derivatives	(22,121)	739	(10,537)
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	—	(7,035)	(31,320)
(Increase)/decrease in:
Accounts receivable	(4,297)	435	(64)
Inventories	3,235	(1,544)	(6,269)
Prepaid expenses	(113)	605	113
Due from related parties	(1,795)	(3,536)	1,978
Other assets, current and non-current	(11,379)	(7,338)	(10,352)
Increase/(decrease) in:
Accounts payable	(858)	(1,162)	396
Accrued liabilities	(1,983)	(1,218)	(15,853)
Unearned revenue	1,858	(1,546)	(4,404)
Other liabilities, current and long-term	3,603	3,123	305

Net cash provided by operating activities	189,025	166,558	59,492

Cash flows from investing activities:
Vessels under construction and vessels additions	(46,839)	(375,424)	(644,593)
Net proceeds from sale of vessels	52,926	5,635	—

Net cash provided by/(used) in investing activities	6,087	(369,789)	(644,593)

Cash flows from financing activities:
Proceeds from long-term debt	—	266,920	482,286
Payments on long-term debt	(113,634)	(48,124)	(45,369)
Payments on Vendor financing	(57,387)	(10,857)	—
Deferred finance costs	(100)	(100)	(30,287)
Increase in restricted cash	(11,466)	(342)	(2)

Net cash (used in)/provided by financing activities	(182,587)	207,497	406,628

Net increase/(decrease) in cash and cash equivalents	12,525	4,266	(178,473)

Cash and cash equivalents, beginning of year	55,628	51,362	229,835

Cash and cash equivalents, end of year	$68,153	$55,628	$51,362

Supplementary Cash Flow information
Cash paid for interest, net of capitalized interest	$92,887	$84,847	$53,741
Non-cash capitalized interest on vessels under construction	$—	$—	$1,401
Non-cash other predelivery expenses on vessels under construction	$—	$—	$410
Final installments for delivered vessels financed under Vendor Financing arrangement	$—	$124,855	$65,145
Non-cash deferred financing fees	$87	$86	$56,519

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

        The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated Statements of Operations, consolidated statements of comprehensive income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The consolidated companies are referred to as "Danaos," or "the Company."

        As of December 31, 2013, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below, which all own container vessels, or owned container vessels sold in the year ended December 31, 2013:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Duke Marine Inc.	April 14, 2003	Duka	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A.	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	Niledutch Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Vessels sold during 2013
Seasenator Shipping Ltd.	June 11, 1996	Honour	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	Hope	1989	3,908
Saratoga Trading S.A.	May 8, 1998	Pride	1988	3,129
Victory Shipholding Inc.	October 9, 2002	Lotus	1988	3,098
Independence Navigation Inc.	October 9, 2002	Independence	1986	3,045
Tyron Enterprises S.A.	January 26, 1999	Henry	1986	3,039
Appleton Navigation S.A.	May 12, 1998	Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	Elbe	1991	2,917

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

        Reclassifications in Other Comprehensive Income/(Loss):    The Company had the following reclassifications out of the Accumulated Other Comprehensive Loss as of December 31, 2013, 2012 and 2011, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income
		2013	2012	2011
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	4,017	3,524	1,575
Reclassification of unrealized losses/(gains) to earnings	Net unrealized and realized losses on derivatives	116,557	65,809	(19,560)

Total Reclassifications		$120,574	$69,333	$(17,985)

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated Statements of Operations for each of the years ended December 31, 2013, 2012 and 2011 were $0.04 million, $0.02 million and $(0.1) million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $68.2 million as of December 31, 2013 (December 31, 2012: $55.6 million) comprised cash balances and short term deposits, of which short term time deposits were $2.8 million as of December 31, 2013 and $9.8 million as of December 31, 2012.

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

        Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the consolidated balance sheet line item "Deferred Charges, net". The amortization expense associated with deferred financing fees is included in "Other finance expense" on the consolidated Statement of Operations.

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

        As of December 31, 2013, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2013 in relation to laid up vessels, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation is cyclical and subject to significant

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        The Company's assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2013, as the undiscounted projected net operating cash flows per vessel exceed the carrying value of each vessel. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters, 7 of which were sold in the year ended December 31, 2013.

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

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year and short-term time charters, such as those on which the Company chartered 57, 62, 57 containerships in its fleet as of December 31, 2013, 2012 and 2011, respectively, the Company pays for vessel operating expenses. Under bareboat charters, such as those on which the Company chartered two of the containerships in its fleet as of December 31, 2013, 2012 and 2011, respectively, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Repairs and Maintenance:    All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated Statements of Operations.

        Dividends:    Dividends, if any, are recorded in the Company's financial statements in the period in which they are declared by the Company's board of directors.

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

        Derivative Instruments:    The Company entered into interest rate swap contracts to create economic hedges for its interest rate risks. The Company recorded these financial instruments at their fair value. When such derivatives do not qualify for hedge accounting, changes in their fair value are recorded in the consolidated Statement of Operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Earnings/(Loss) Per Share:    The Company has presented net income/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted (loss)/income per share for the year ended December 31, 2013 and 2012, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements:

Comprehensive Income

        In February 2013, the FASB issued new guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. The amended guidance was effective for the Company for reporting periods beginning after December 15, 2012. The adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

3. Restricted Cash

        Restricted cash accounts were as follows as at December 31 (in thousands):

	2013	2012
Retention accounts	$2,841	$2,821
Restricted deposits	11,876	430

Total	$14,717	$3,251

        The Company was required to maintain cash of $2.8 million as of December 31, 2013 and 2012, respectively, in retention bank accounts as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities.

        On March 27, 2013, the Company has entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility. The agreement provided the Company the option to sell, for cash, up to 9 mortgaged vessels (the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo) with the sale proceeds less sale commissions from such vessels' sales to be deposited in a restricted cash account and used to finance the acquisition of new containership vessels no later than December 31, 2013. Any funds remaining in this restricted cash account after that date will be applied towards prepayment of the respective credit facility. As of December 31, 2013, the Company concluded the sales of all vessels under the agreement. Furthermore, the Company has acquired a 2,524 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million, a 2,602 TEU containership, the Niledutch Zebra, built in 2001 for a contract price of $10.1 million, a 2,524 TEU containership, the Danae C, built in 2001 for a contract price of $11.9 million and a 3,430 TEU containership, the Dimitris C, built in 2001 for a contract price of $14.9 million. As of December 31, 2013, an amount of $11.4 million was recorded as current restricted cash, which will be applied towards prepayment of the respective credit facility within 2014.

        Furthermore, the Company recorded current restricted cash of $0.4 million as cash collateral for one of its outstanding swaps as of December 31, 2013 (which swap expires within 2014) and was classified as non-current restricted cash as of December 31, 2012.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2012	$3,703,782	$(461,831)	$3,241,951
Additions	1,022,560	(143,938)	878,622
Disposals	(20,606)	15,801	(4,805)
Impairment loss	(129,630)	—	(129,630)

As of December 31, 2012	$4,576,106	$(589,968)	$3,986,138

Additions	46,839	(137,414)	(90,575)
Disposals	(172,226)	119,280	(52,946)

As of December 31, 2013	$4,450,719	$(608,102)	$3,842,617

i.
On February 16, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Together, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

ii.
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

iv.
On April 27, 2012, the Company sold the Montreal (ex Hanjin Montreal). The net sale consideration was $5.6 million and the Company recognized a net gain on sale of $0.8 million during the year ended December 31, 2012.

v.
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

viii.
On February 13, 2013, the Company sold the Independence. The gross sale consideration was $7.0 million. The Independence was 26 years old.

ix.
On February 28, 2013, the Company sold the Henry. The gross sale consideration was $6.1 million. The Henry was 27 years old.

x.
On March 25, 2013, the Company sold the Pride. The gross sale consideration was $6.5 million. The Pride was 25 years old.

xi.
On May 14, 2013, the Company sold the Honour. The gross sale consideration was $9.1 million. The Honour was 24 years old.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

xii.
On May 14, 2013, the Company acquired a 2,452 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million.

xiii.
On June 13, 2013, the Company sold the Elbe. The gross sale consideration was $5.6 million. The Elbe was 22 years old.

xiv.
On June 25, 2013, the Company acquired a 2,602 TEU containership, the Niledutch Zebra, built in 2001 for a contract price of $10.1 million.

xv.
On October 3, 2013, the Company sold the Hope. The gross sale consideration was $8.0 million. The Hope was 24 years old.

xvi.
On October 22, 2013, the Company sold the Kalamata. The gross sale consideration was $5.6 million. The Kalamata was 23 years old.

xvii.
On October 25, 2013, the Company sold the Lotus. The gross sale consideration was $6.8 million. The Lotus was 25 years old.

xviii.
On November 12, 2013, the Company sold the Komodo. The gross sale consideration was $5.8 million. The Komodo was 23 years old.

xix.
On November 13, 2013, the Company acquired a 2,524 TEU containership, the Danae C, built in 2001 for a contract price of $11.9 million.

xx.
On November 21, 2013, the Company acquired a 3,430 TEU containership, the Dimitris C, built in 2001 for a contract price of $14.9 million.

        The Company's assessment concluded that no impairment of vessels existed as of December 31, 2013. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters in the spot market, seven of which were sold during the year ended December 31, 2013.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $404.6 million as of December 31, 2013 and $431.9 million as of December 31, 2012. The Company has calculated the residual value of the vessels taking into consideration the 10 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        The contract price of each newbuilding vessel, as discussed above, excludes any items capitalized during the construction period, such as interest expense and other predelivery expenses, which increase the total cost of each vessel recorded upon delivery under "Fixed Assets, net" in the Consolidated Balance Sheets.

5. Advances for Vessels under Construction

        As of December 31, 2012, the Company completed its extensive newbuilding program and has taken delivery of all of its vessels under construction. Advances for vessels under construction and transfers to vessels' cost as of December 31, 2012 were as follows (in thousands):

As of January 1, 2012	$524,286
Additions	497,661
Transfer to vessels' cost	(1,021,947)

As of December 31, 2012	$—

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2012	$6,431	$93,280	$99,711
Additions	9,308	186	9,494
Amortization	(6,070)	(14,314)	(20,384)

As of December 31, 2012	$9,669	$79,152	$88,821
Additions	283	187	470
Written off amounts	(429)	—	(429)
Amortization	(5,482)	(15,431)	(20,913)

As of December 31, 2013	$4,041	$63,908	$67,949

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

7. Other Current Assets

        Other current assets consisted of the following as at December 31 (in thousands):

	2013	2012
Insurance claims	$2,815	$545
Advances to suppliers and other assets	3,369	4,837

Total	$6,184	$5,382

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks, are expected to be fully collected.

8. Other Non-current Assets

        Other non-current assets consisted of the following as at December 31 (in thousands):

	2013	2012
Fair value of swaps	$2,472	$2,908
Receivable from ZIM	25,765	33,899
Other assets	883	1,176

Total	$29,120	$37,983

        Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. ("ZIM"), has announced that ZIM has reached an agreement in principle with its creditors, including the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

Company, for a restructuring of its obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and the Company's receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company. Based on these anticipated terms, the Company has written down the value of its long-term receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto, resulting in an outstanding long-term receivable of $25.8 million as of December 31, 2013. This agreement in principle remains subject to various approvals, including from each of the relevant creditor parties and ZIM's audit committee, board of directors and shareholders, as well as negotiation and execution of definitive documentation.

        In respect to the fair value of swaps, refer to Note 16, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9. Accounts Payable

        Accounts payable consisted of the following as at December 31 (in thousands):

	2013	2012
Suppliers, repairers	$9,265	$8,995
Insurers, agents, brokers	1,192	1,373
Other creditors	2,667	3,614

Total	$13,124	$13,982

10. Accrued Liabilities

        Accrued liabilities consisted of the following as at December 31 (in thousands):

	2013	2012
Accrued payroll	$1,140	$969
Accrued interest	11,614	12,473
Accrued expenses	18,157	19,452

Total	$30,911	$32,894

        Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $14.3 million and $15.2 million as of December 31, 2013 and December 31, 2012, respectively, as well as other accruals related to the operation of the Company's fleet of $3.9 million and $4.3 million as of December 31, 2013 and December 31, 2012, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Other Current and Long-term Liabilities

        Other current liabilities consisted of the following as at December 31 (in thousands):

	2013	2012
Fair value of swaps	$109,431	$130,100
Other current liabilities	5,267	365

Total	$114,698	$130,465

        As of December 31, 2013, other current liabilities mainly consist of $4.9 million in relation to deferred fees accrued in accordance with the Bank Agreement (refer to Note 13, Long-Term Debt), which will be cash settled on December 31, 2014 and are recorded at amortized cost.

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2013	2012
Fair value of swaps	$59,077	$176,948
Other long-term liabilities	9,103	10,315

Total	$68,180	$187,263

        As of December 31, 2012, other long-term liabilities mainly consist of $4.8 million in relation to deferred fees accrued in accordance with the Bank Agreement (refer to Note 13, Long-Term Debt), which will be cash settled on December 31, 2014 and are recorded at amortized cost.

        In respect to the fair value of swaps, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

12. Lease Arrangements

  Charters-out

        The future minimum revenue, expected to be earned on non-cancellable time charters consisted of the following as at December 31, 2013 (in thousands):

2014	$533,022
2015	527,134
2016	518,909
2017	486,462
2018	445,822
2019 and thereafter	1,698,564

Total future revenue	$4,209,913

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt

        Long-term debt as of December 31, 2013 and 2012 consisted of the following (in thousands):

Lender	As of December 31, 2013	Current portion	Long-term portion	As of December 31, 2012	Current portion	Long-term portion
The Royal Bank of Scotland	$683,614	$4,628	$678,986	$686,800	$3,771	$683,029
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	658,160	11,447	646,713	658,160	—	658,160
HSH Nordbank	31,163	2,545	28,618	35,000	6,123	28,877
The Export-Import Bank of Korea ("KEXIM")	28,942	10,369	18,573	39,311	10,369	28,942
The Export-Import Bank of Korea & ABN Amro	68,109	11,250	56,859	79,359	11,250	68,109
Deutsche Bank	177,968	3,251	174,717	180,000	2,406	177,594
Credit Agricole	151,239	6,770	144,469	156,800	6,279	150,521
Credit Suisse	215,613	7,026	208,587	221,100	6,076	215,024
ABN Amro-Lloyds TSB-National Bank of Greece	247,001	7,537	239,464	253,200	6,966	246,234
Commerzbank-Credit Suisse- Credit Agricole	288,474	13,489	274,985	298,500	11,401	287,099
The Royal Bank of Scotland (January 2011 Credit Facility)	94,245	9,226	85,019	100,000	6,069	93,931
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	110,396	15,503	94,893	123,750	17,727	106,023
ABN Amro-Lloyds TSB-National Bank of Greece (January 2011 Credit Facility)	31,953	5,415	26,538	37,100	5,438	31,662
Sinosure CEXIM-Citi-ABN Amro Credit Facility	162,720	20,340	142,380	183,060	20,340	162,720
Club Facility (January 2011 Credit Facility)	78,001	12,618	65,383	83,900	6,180	77,720
Citi—Eurobank Credit Facility (January 2011 Credit Facility)	74,808	5,048	69,760	80,000	4,681	75,319
Comprehensive Financing Plan exit fee accrued	8,117	—	8,117	4,354	—	4,354
Fair value hedged debt	1,580	—	1,580	2,154	—	2,154

Total long-term debt	$3,112,103	$146,462	$2,965,641	$3,222,548	$125,076	$3,097,472

Hyundai Samho Vendor Financing	$121,755	$57,388	$64,367	$179,142	$57,388	$121,754

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

        Maturities of long-term debt for the years subsequent to December 31, 2013 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018	Total principal payments
2014	$133,769	$12,693	$—	$146,462
2015	155,318	22,066	—	177,384
2016	183,173	82,057	—	265,230
2017	180,430	113,913	—	294,343
2018	270,888	65,175	1,821,904	2,157,967
2019 and thereafter	61,020	—	—	61,020

Total long-term debt	$984,598	$295,904	$1,821,904	$3,102,406

        The maturities of long-term debt for the twelve month periods subsequent to December 31, 2013 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Maturities of the Hyundai Samho vendor financing for the years subsequent to December 31, 2013, are as follows (in thousands):

2014	$57,388
2015	46,530
2016	17,837

Total vendor financing	$121,755

        As of September 12, 2013, the Company signed a supplemental letter extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of its KEXIM-ABN Amro credit facility. More specifically, the financial covenants were aligned with those set forth in the Bank Agreement (see below), and the interest rate margin was increased by 0.5 percentage points.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Bank Agreement

        On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company's then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the January 2011 Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continued to provide the Company's then outstanding credit facilities and amended the covenants under such credit facilities in accordance with the terms of the Bank Agreement.

        In accordance with the accounting guidance for troubled debt restructuring, the Company's debt did not meet the conditions of troubled debt restructuring as the lenders have not granted a concession. The effective borrowing rate of the restructured debt was higher than the effective borrowing rate of the old debt.

  Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of the Company's then oustanding credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which were not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

        The Company was required to make a margin adjustment fee payment equal to 1.55 percentage points of the applicable balance under its previously existing Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility, calculated for the period from July 1, 2009 to the closing date under the Bank Agreement of March 4, 2011, to the participating lenders who are party to the HSH Facility Agreement. The margin adjustment fees were accrued and recorded as interest expense in the Statement of Operations or capitalized into the cost of the vessels under construction. The total amount of $17.6 million was cash settled in March 2011.

        The Company was also required to make a waiver adjustment payment, in respect of prior waivers obtained in 2009 and 2010 (contingent upon the closing of the Bank Agreement), such that each lender under any of the Company's oustanding credit facilities prior to entry into the Bank Agreement would receive cumulative waiver fees during the preceding period of 0.2% of its existing financing commitments. This fee totaled $2.6 million, was paid in January 2011 and was deferred and is being amortized over the life of the respective credit facilities using the effective interest rate method.

        The Company was also required to pay an amendment fee equal to 0.5% of the outstanding commitments under each oustanding financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon the signing of the Bank Agreement and the remaining 40% is due on December 31, 2014. This amendment fee is accrued under the "Other current liabilities" in

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

the consolidated balance sheet and is deferred and amortized over the life of the respective credit facilities with the effective interest rate method.

        The Company was also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and which commitment fee was amended to 0.75% for the period after March 4, 2011, which fees were capitalized in cost of vessels under construction as it related to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011) relating to conditions in respect of the Sinosure-CEXIM credit facility. This amendment fee was deferred and is being amortized over the life of the new debt using the effective interest rate method.

  Principal Payments

        Under the terms of the Bank Agreement, the Company was not required to repay any outstanding principal amounts under its covered credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities, which are not covered by the Bank Agreement, until May 15, 2013; thereafter, the Company is required to make quarterly principal payments in fixed amounts, in relation to the Company's total debt commitments from the Company's lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below:

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

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the Company's consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company's consolidated debt, would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the oustanding credit facilities covered by the Bank Agreement.

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

        Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows

  •
  50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the January 2011 Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the January 2011 Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the January 2011 Credit Facilities and then to the credit facilities covered by the Bank Agreement. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company's respective lenders under its credit facilities covered by the Bank Agreement and the January 2011 Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

  Covenants and Events of Default

        On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its then oustanding credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such credit facilities as described below, with which the Company was in compliance as of December 31, 2013 and 2012.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

        Under the Bank Agreement, the financial covenants under each of the Company's then oustanding credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants until maturity of the respective facility under the supplemental letter dated September 12, 2013 and the KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

  •
  maintain a ratio of (i) the market value of all of the vessels in the Company's fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company's consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the January 2011 Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company's aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        Under the terms of the Bank Agreement, the covered credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in any material respect, or breach of the management agreement by the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

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

  Collateral and Guarantees

        Each of the Company's credit facilities and swap arrangements, to the extent applicable covered by the Bank Agreement, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company's subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

January 2011 Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

        On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities ("January 2011 Credit Facilities"):

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

    December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

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
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the "January 2011 Credit Facilities").

        As of December 31, 2013, $389.4 million was outstanding under the above January 2011 Credit Facilities and there were no remaining borrowing availability under the remaining credit facilities.

  Interest and Fees

        Borrowings under each of the January 2011 Credit Facilities above bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

        The Company paid an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million of which was paid in August 2010 (the date the commitment letter was entered into) and $5.2 million paid in January 2011, which was deferred and is being amortized through the Statement of Operations over the life of the respective facilities with the effective interest rate method. Furthermore, the Company paid a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan.

  Principal Payments

        Under the Bank Agreement, the Company was not required to repay any outstanding principal amounts under its January 2011 Credit Facilities until May 15, 2013 and thereafter it is required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under "—Bank Agreement—Principal Payments."

  Covenants, Events of Default and Other Terms

        The January 2011 Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company's then oustanding credit facilities as revised under the Bank Agreement described above.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

  Collateral and Guarantees

        The collateral described above relating to the newbuildings financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such January 2011 Credit Facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its previously unsecured interest rate arrangements with them.

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva , the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, CSCL America and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

        The Company's obligations under the January 2011 Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company's Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

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

        As of December 31, 2013, $162.7 million was outstanding under the credit facility and there was no remaining borrowing availability under the credit facility.

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. Upon entering into the credit facility, the Company paid a commitment fee of 1.14% on undrawn amounts and an arrangement fee of $4.0 million, as well as a flat fee of $8.8 million to Sinosure for its participation. The Company is required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with the Company's Bank Agreement (except for the minimum ratio of the charter free market value of certain vessels, as described in the Bank Agreement, which is not applicable) described above and continues to require the Company to maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%.

        The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in any material respect, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

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

  Collateral

        The Sinosure-CEXIM Credit Facility is secured by customary post-delivery shipping industry collateral with respect to the vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing the respective tranche.

Hyundai Samho Vendor Financing

        The Company entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of its newbuilding containerships built by Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of December 31, 2013, the outstanding balance of the this credit facility was $121.8 million

        Borrowings under this facility bear interest at a fixed interest rate of 8%. The Company is required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Exit Fees

        The Company is required to pay an Initial Exit Fee of $15.0 million. Furthermore, the Company is required to pay an Additional Exit Fee of $10.0 million (as it has not repaid at least $150.0 million in the aggregate with equity proceeds by December 31, 2013). Both Exit Fees, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheets. The Company has recognized an amount of $8.1 million and $4.4 million as of December 31, 2013 and December 31, 2012, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-Term Debt (Continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$683.6	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2	The Commodore, the Duka, the Marathonas, the Messologi, the Mytilini, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the Niledutch Zebra, the Danae C, the Dimitris C,
Credit Agricole	$151.2	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$178.0	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$215.6	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$247.0	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$288.5	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$31.2	The Deva and the Derby D
KEXIM	$28.9	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$68.1	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$110.4	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$94.2	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$32.0	The Hanjin Greece
Club Facility	$78.0	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$74.8	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$162.7	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$121.8	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)
As of December 31, 2013.

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

        As of December 31, 2013, there was no remaining borrowing availability under any of the Company's credit facilities.

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

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2013, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        As of December 31, 2013, the Company was in compliance with the covenants under its Bank Agreement and its other credit facilities.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2013, 2012 and 2011 was 2.7%, 2.7% and 2.5%, respectively.

        Total interest paid during the years ended December 31, 2013, 2012 and 2011 was $92.9 million, $90.0 million and $78.4 million, respectively.

        The total amount of interest cost incurred in 2013 was $91.2 million (2012: $91.0 million, 2011: $71.2 million). The amount of interest expensed in 2013 was $91.2 million (2012: $87.3 million, 2011: $55.1 million) and the amount of interest capitalized in 2013 was nil (2012: $3.7 million, 2011: $16.1 million).

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

        On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. During 2012 and 2011, the management fee levels remained the same as the 2010 fee levels. Furthermore, the Manager received a flat fee of $0.725 million per newbuilding vessel for the supervision of newbuilding contracts in 2012 and 2011. The Manager also receives a commission on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet. On December 16, 2011, the Company signed an addendum to the management contract adjusting the commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, effective January 1, 2012, to a commission of 1.0%. In addition, the Manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings).

        On December 16, 2013, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2014, to a fee of $800 per day for commercial, chartering and administrative services, a fee of $400 per vessel per day for vessels on bareboat charter and $800 per vessel per day for vessels on time charter, as well as adjusting the commission of 1.0% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, to a commission of 1.25%.

        On December 31, 2012, the Company signed an addendum to the management contract providing that from January 1, 2013, the Manager also provides the Company with the services of its executive officers for a fee of €1.4 million per year.

        Management fees in 2013 amounted to approximately $15.0 million (2012: $15.5 million, 2011: $13.5 million), which are shown under "General and administrative expenses" on the consolidated Statements of Operations. Commissions to Manager in 2013 amounted to approximately $5.8 million (2012: $5.9 million, 2011: $3.4 million), which are shown under "Voyage expenses" on the consolidated Statements of Operations.

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $14.5 million and $12.7 million as of December 31, 2013 and 2012, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2013, 2012 and 2011 the Company paid premiums to The Swedish Club

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Related Party Transactions (Continued)

of $9.6 million, $10.4 million and $8.7 million, respectively. As of December 31, 2013 and 2012, the Company did not have any outstanding balance to The Swedish Club.

15. Taxes

        Under the laws of the countries of the Company's ship owning subsidiaries' incorporation and/or vessels' registration, the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated Statements of Operations.

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

16. Financial Instruments (Continued)

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

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

        On July 1, 2012, the Company elected to prospectively de-designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company's cash flow interest rate swap agreements are recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2013 and 2012 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2013	Fair Value December 31, 2012
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	—	(4,172)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	—	(4,190)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	—	(4,103)
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(11,586)	$(20,759)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	(2,052)	(11,253)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	(6,732)	(15,882)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	(8,919)	(13,523)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	(8,869)	(13,424)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	(17,298)	(34,952)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	(12,520)	(21,792)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	(12,738)	(22,116)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	(9,797)	(21,241)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	(21,774)	(33,273)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	(8,754)	(13,243)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	(17,870)	(26,357)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	(17,067)	(25,725)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	(12,532)	(21,043)

Total fair value of swap liabilities							$(168,508)	$(307,048)

ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	$382	$—
ABN Amro	31/05/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	504	—

Total fair value of swap assets							$886	$—

        The Company recorded in the consolidated Statements of Operations unrealized gains/(losses) of $139.4 million, $64.9 million and $(10.3) million in relation to fair value changes of interest rate swaps for the years ended December 31, 2013, 2012 and 2011, respectively, as well as hedge ineffectiveness gains/(losses) of nil, $1.8 million and $19.7 million for the years ended December 31, 2013, 2012 and 2011, respectively. Furthermore, deferred realized losses of nil, nil and $0.2 million were reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheets to the consolidated Statements of Operations as of and for the years ended December 31, 2013, 2012 and 2011, respectively, as well as $116.6 million and $67.6 million unrealized losses were reclassified from

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2013 and, 2012, respectively (following the hedge accounting discontinuance as of July 1, 2012). The total fair value change of the interest rate swaps for the years ended December 31, 2013 and 2012, amounted to $139.4 million and $105.4 million, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of nil, $7.0 million and $31.3 million were recorded in other comprehensive loss for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, an amount of $4.0 million, $3.5 million and $1.6 million was reclassified into earnings for the years ended December 31, 2013, 2012 and 2011, respectively, representing amortization over the depreciable life of the vessels.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(in millions)
Total realized losses	$(145.6)	$(159.7)	$(163.8)
Realized losses deferred in Other Comprehensive Loss	—	7.0	31.3

Realized losses expensed in consolidated Statements of Operations	(145.6)	(152.7)	(132.5)
Amortization of deferred realized losses	(4.0)	(3.5)	(1.6)
Unrealized gains/(losses)	22.8	(0.9)	9.2

Unrealized and realized losses on cash flow interest rate swaps	$(126.8)	$(157.1)	$(124.9)

        The Company was in an over-hedged position under its cash flow interest rate swaps, which was due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from the Company's private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were nil, $19.0 million and $38.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. The over-hedged position described above was gradually reduced and ultimately eliminated in 2012, following the delivery of all remaining newbuildings and the full drawdown of all credit facilities.

  b. Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company's fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

        On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company's fair value interest rate swap agreements continue to be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward.

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2013 and 2012, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2013	Fair Value December 31, 2012
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$747	$1,390
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	839	1,518

Total fair value							$1,586	$2,908

        The total fair value change of the interest rate swaps for the years ended December 31, 2013, 2012 and 2011, amounted to $(1.3) million, $(1.1) million and $(0.5) million, respectively, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related asset of $1.6 million and $2.9 million as of December 31, 2013 and 2012, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        The Company reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to its earnings unrealized losses an amount of $0.6 million for the year ended December 31, 2013 and $0.3 million for the six months ended December 31, 2012 (following the hedge accounting discontinuance as of July 1, 2012). The fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.6 million gain and for the year ended December 31, 2011 amounted to $1.0 million, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The amortization of fair value of hedged

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

debt for the period from January 1, 2012 until June 30, 2012, was $0.3 million and for the year ended December 31, 2011 amounted to $0.8 million, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related liability of the fair value hedged debt of $1.6 million and $2.2 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2013 and 2012, respectively.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(in millions)
Unrealized gains/(losses) on swap asset	$(1.3)	$(1.1)	$(0.5)
Unrealized gains/(losses) on fair value of hedged debt	—	0.6	1.0
Amortization of fair value of hedged debt	—	0.3	0.8
Reclassification of fair value of hedged debt to Statement of Operations	0.6	0.3	—
Realized gains	1.4	1.8	2.2

Unrealized and realized gains on fair value interest rate swaps	$0.7	$1.9	$3.5

  c. Fair Value of Financial Instruments

        The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,472	$—	$2,472	$—
Liabilities
Interest rate swap contracts	$168,508	$—	$168,508	$—

	Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,908	$—	$2,908	$—
Liabilities
Interest rate swap contracts	$307,048	$—	$307,048	$—

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

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2013 and 2012, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2013		As of December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$68,153	$68,153	$55,628	$55,628
Restricted cash	$14,717	$14,717	$3,251	$3,251
Accounts receivable, net	$8,038	$8,038	$3,741	$3,741
Due from related parties	$14,459	$14,459	$12,664	$12,664
Receivable from ZIM	$25,765	$25,765	$33,899	$34,071
Accounts payable	$13,124	$13,124	$13,982	$13,982
Accrued liabilities	$30,911	$30,911	$32,894	$32,894
Long-term debt, including current portion	$3,112,103	$3,114,101	$3,222,548	$3,223,337
Vendor financing, including current portion	$121,755	$121,552	$179,142	$179,500

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Receivable from ZIM(1)	$25,765	$—	$25,765	$—
Long-term debt, including current portion(2)	$3,114,101	$—	$3,114,101	$—
Vendor financing, including current portion(3)	$121,552	$—	$121,552	$—
Accrued liabilities(4)	$30,911	$—	$30,911	$—

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Financial Instruments (Continued)

	Fair Value Measurements as of December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Receivable from ZIM(1)	$34,071	$—	$34,071	$—
Long-term debt, including current portion(2)	$3,223,337	$—	$3,223,337	$—
Vendor financing, including current portion(3)	$179,500	$—	$179,500	$—
Accrued liabilities(4)	$32,894	$—	$32,894	$—

(1)
The fair value is estimated based on currently available information on the Company's counterparty, other contracts with similar terms, remaining maturities and interest rates. Furthermore, Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. ("ZIM"), has announced that ZIM has reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. Based on these anticipated terms, the Company written down the value of its long-term receivable from ZIM as of December 31, 2013 (refer to Note 8, Other Non-current Assets).

(2)
The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3)
The fair value of the Company's Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(4)
The fair value of the Company's accrued liabilities, which mainly consists of accrued interest on its credit facilities and accrued realized losses on its cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account its creditworthiness.

        The Company's financial items measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Receivable from ZIM	$25.8	$—	$25.8	$—

        As of December 31, 2013, the Company has written down the value of its long-term receivables from ZIM and recognized a $19.0 million impairment charge with respect to the agreement in principle for a restructuring of ZIMs obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2013	2012	2011
HMM Korea	27%	24%	15%
CMA CGM	24%	24%	17%
Hanjin	17%	17%	18%
YML	10%	10%	14%
ZIM	Under 10%	Under 10%	11%
CSCL	Under 10%	Under 10%	10%

18. Operating Revenue by Geographic Location

        Operating revenue by geographic location for the years ended December 31, was as follows (in thousands):

Continent	2013	2012	2011
Australia—Asia	$413,662	$403,697	$329,300
Europe	174,455	185,312	138,801

Total Revenue	$588,117	$589,009	$468,101

19. Commitments and Contingencies

        There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

20. Sale of Vessels

        The "(Loss)/gain on sale of vessels" of $449 thousand for the year ended December 31, 2013, reflects the following:

  i.
  On November 12, 2013, the Company sold the Komodo. The gross sale consideration was $5.8 million. The Company realized a net gain on this sale of $140.5 thousand and net sale proceeds of $5.0 million. The Komodo was 23 years old.

  ii.
  On October 25, 2013, the Company sold the Lotus. The gross sale consideration was $6.8 million. The Company realized a net gain on this sale of $149.6 thousand and net sale proceeds of $6.1 million. The Lotus was 25 years old.

  iii.
  On October 22, 2013, the Company sold the Kalamata. The gross sale consideration was $5.6 million. The Company realized a net loss on this sale of $224.3 thousand and net sale proceeds of $4.9 million. The Kalamata was 23 years old.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Sale of Vessels (Continued)

  iv.
  On October 3, 2013, the Company sold the Hope. The gross sale consideration was $8.0 million. The Company realized a net loss on this sale of $670.8 thousand and net sale proceeds of $7.1 million. The Hope was 24 years old.

  v.
  On June 13, 2013, the Company sold the Elbe. The gross sale consideration was $5.6 million. The Company realized a net gain on this sale of $59 thousand and net sale proceeds of $5.0 million. The Elbe was 22 years old.

  vi.
  On May 14, 2013, the Company sold the Honour. The gross sale consideration was $9.1 million. The Company realized a net gain on this sale of $112 thousand and net sale proceeds of $8.0 million. The Honour was 24 years old.

  vii.
  On March 25, 2013, the Company sold the Pride. The gross sale consideration was $6.5 million. The Company realized a net loss on this sale of $671 thousand and net sale proceeds of $5.5 million. The Pride was 25 years old.

  viii.
  On February 28, 2013, the Company sold the Henry. The gross sale consideration was $6.1 million. The Company realized a net gain on this sale of $138 thousand and net sale proceeds of $5.3 million. The Henry was 27 years old.

  ix.
  On February 13, 2013, the Company sold the Independence. The gross sale consideration was $7.0 million. The Company realized a net gain on this sale of $518 thousand and net sale proceeds of $6.0 million. The Independence was 26 years old.

        The "(Loss)/gain on sale of vessels" of $0.8 million for the year ended December 31, 2012, reflects the sale of Montreal (ex Hanjin Montreal), on April 27, 2012. The net sale consideration was $5.6 million. The Company realized a net gain on this sale of $0.8 million. The Montreal (ex Hanjin Montreal) was 28 years old and was generating revenue under its time charter, which expired on March 31, 2012 (refer to Note 4, Fixed Assets, net).

        No vessels were sold by the Company in 2011.

21. Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 12, 2013, the Company granted 16,066 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which will be issued in 2014 to be distributed to the employees of the Manager in settlement of the shares granted in 2013. As of December 12, 2012, the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Stock Based Compensation (Continued)

Company granted 35,101 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which were issued in 2013 and distributed to the employees of the Manager in settlement of the shares granted in 2012. As of December 12, 2011, the Company granted 18,650 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. The Company issued 18,041 new shares of common stock in 2012 and the remaining 609 shares of common stock in 2013 and distributed to the employees of the Manager in settlement of the shares granted in 2011.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2013, none of the directors elected to receive in Company shares his compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. During 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. On the last business day of each quarter of 2013, 2012 and 2011, rights to receive nil, 13,613 and 22,200 shares in aggregate for the years ended December 31, 2013, 2012 and 2011, respectively, were credited to the Director's Share Payment Account. As of December 31, 2013, 2012 and 2011, respectively, nil, $0.05 and $0.1 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Company issued 13,613 new shares of common stock in 2013, which were distributed to its directors in settlement of the shares granted in 2012.

        As of December 12, 2011, the Company granted an aggregate of 555,000 restricted shares of common stock to the executive officers of the Company, and recorded in "General and Administrative Expenses" an expense of $2.0 million, representing the fair value of the stock granted as at the date of grant.

22. Stockholders' Equity

        As of December 31, 2013 and 2012, the shares issued and outstanding were 109,653,363 and 109,604,040, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2013, the Company issued 49,323 shares of common stock, all of which were newly issued shares, to the employees of the Manager and the directors of the Company (refer to Note 21, Stock Based Compensation). During 2012, the Company issued 40,241 shares of common stock, all of which were newly issued shares, to the employees of the Manager and the directors of the Company (refer to Note 21, Stock Based Compensation).

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Stockholders' Equity (Continued)

        During 2013 and 2012, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 13, Long-term Debt) the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

23. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(losses) per share for the years ended December 31 (in thousands):

	2013	2012	2011
Numerator:
Net income/(loss)	$37,523	$(105,204)	$13,437
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	109,654.2	109,612.7	109,045.5

        The warrants issued and outstanding were excluded from the diluted Earnings/(losses) per Share for the years ended December 31, 2013, 2012 and 2011, because they were antidilutive.

24. Impairment Loss

        Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. ("ZIM"), has announced that ZIM has reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and the Company's receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company. Based on these anticipated terms, the Company has written down the value of its long-term receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto, resulting in an outstanding long-term receivable of $25.8 million as of December 31, 2013.

        As of December 31, 2012, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's assessment concluded that

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Impairment Loss (Continued)

step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceeded the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters in the spot market, seven of which were sold in the year ended December 31, 2013 (refer to Note 20, Sale of Vessels).

        No impairment loss was recorded in 2011.

25. Other income/(expenses), net

        Other income/(expenses), net, of $0.3 million and $0.8 million in the year ended December 31, 2013 and 2012, respectively, consisted of various other non-operating items. Other income/(expenses), net, of $(2.0) million in 2011 mainly consisted of legal and advisory expenses of $(2.3) million (attributed to fees related to preparing and structuring the comprehensive financing plan of the Company), which were partially offset by $0.3 million income in relation to other non-operating items.

26. Subsequent Events

        Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. ("ZIM"), has announced that ZIM has reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and the Company's receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company. This agreement in principle remains subject to various approvals, including from each of the relevant creditor parties and ZIM's audit committee, board of directors and shareholders, as well as negotiation and execution of definitive documentation (refer to Note 8, Other Non-current Assets).

        On February 13, 2014, the Company has entered into an agreement to sell the Marathonas for a gross sale consideration of $11.5 million. The vessel was laid-up in the year ended December 31, 2013. The vessel was delivered to its buyers on February 26, 2014.

        Between January 1, 2014 and February 28, 2014, the Company issued 16,066 new shares of common stock, to the employees of the Manager in respect of grants made in 2013, as described in Note 21, Stock Based Compensation.