Form 20-F
period 2014-12-31
Danaos Corp
filed 2015-03-10
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

           As of December 31, 2014, there were 109,669,429 shares of the registrant's common stock outstanding.

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

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2014. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of operations, statements of comprehensive income, changes in stockholders'equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the consolidated balance sheets at December 31, 2014 and 2013, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$552,091	$588,117	$589,009	$468,101	$359,677
Voyage expenses	(12,974)	(11,770)	(13,503)	(10,765)	(7,928)
Vessel operating expenses	(113,755)	(122,074)	(123,356)	(119,127)	(88,271)
Depreciation	(137,061)	(137,414)	(143,938)	(106,178)	(77,045)
Amortization of deferred drydocking and special survey costs	(4,387)	(5,482)	(6,070)	(5,800)	(7,426)
Impairment loss	(75,776)	(19,004)	(129,630)	—	(71,509)
General and administrative expenses	(21,442)	(19,458)	(20,379)	(21,028)	(23,255)
(Loss)/gain on sale of vessels	5,709	(449)	830	—	1,916

Income from operations	192,405	272,466	152,963	205,203	86,159

Interest income	1,703	2,210	1,642	1,304	964
Interest expense	(79,980)	(91,185)	(87,340)	(55,124)	(41,158)
Other finance expenses	(19,757)	(20,120)	(18,107)	(14,581)	(6,055)
Other (expenses)/income, net	422	302	811	(1,986)	(5,070)
Unrealized and realized losses on derivatives	(98,713)	(126,150)	(155,173)	(121,379)	(137,181)

Total other expenses, net	(196,325)	(234,943)	(258,167)	(191,766)	(188,500)

Net (loss)/income	$(3,920)	$37,523	$(105,204)	$13,437	$(102,341)

PER SHARE DATA(i)
Basic and diluted net income/(loss) per share of common stock	$(0.04)	$0.34	$(0.96)	$0.12	$(1.36)
Basic and diluted weighted average number of shares	109,676	109,654	109,613	109,045	75,436
CASH FLOW DATA
Net cash provided by operating activities	$192,181	$189,025	$166,558	$59,492	$78,792
Net cash provided by/(used in) investing activities	11,437	6,087	(369,789)	(644,593)	(587,748)
Net cash (used in)/provided by financing activities	(214,041)	(182,587)	207,497	406,628	616,741
Net (decrease)/ increase in cash and cash equivalents	(10,423)	12,525	4,266	(178,473)	107,785
BALANCE SHEET DATA (at period end)
Total current assets	$103,073	$126,866	$98,673	$93,291	$266,830
Total assets	3,851,192	4,066,552	4,212,045	3,988,104	3,489,130
Total current liabilities, including current portion of long-term debt	328,082	369,888	365,252	231,693	246,497
Current portion of long-term debt	178,116	146,462	125,076	41,959	21,619
Current portion of Vendor financing	46,530	57,388	57,388	10,857	—
Long-term debt, net of current portion	2,773,004	2,965,641	3,097,472	2,960,288	2,543,907
Vendor financing, net of current portion	17,837	64,367	121,754	54,288	—
Total stockholders' equity	688,149	598,476	440,304	442,535	392,412
Common stock(i)	109,669	109,653	109,604	109,564	108,611
Common stock at par value	1,097	1,097	1,096	1,096	1,086
OTHER DATA
Number of vessels at period end	56	59	64	59	50
TEU capacity at period end	334,239	345,179	363,049	291,149	219,929
Ownership days	20,406	22,257	22,910	20,053	16,675
Operating days	19,905	20,784	21,297	19,576	16,393

(i)
As adjusted for 634 shares held by the Company and reported as Treasury Stock as of December 31, 2010. As of December 31, 2014, 2013 2012 and 2011, the Company held nil Treasury Stock.

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

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2014:

  •
  On an actual basis; and

  •
  on an as adjusted basis to reflect in the period from January 1, 2015 to February 27, 2015 scheduled debt repayments of $34.6 million, of which $27.6 million relates to our Bank Agreement, $3.6 million relates to the Hyundai Samho Vendor financing and $3.4 million relates to our Sinosure- CEXIM-Citi-ABN Amro credit facility.

        In addition, from January 1, 2015 to February 27, 2015, we issued 94,939 new shares of common stock distributed to the employees of our manager in respect of equity awards granted in 2014 (see Note 20, Stock Based Compensation, to our consolidated financial statements included elsewhere in this annual report).

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2015 and February 27, 2015.

	As of December 31, 2014
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$3,015,487	$2,980,906

Stockholders' equity:
Preferred stock, par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,669,429 shares issued and outstanding actual and 109,764,368 shares issued and outstanding as adjusted(2)	1,097	1,098
Additional paid-in capital	546,735	546,734
Accumulated other comprehensive loss	(139,742)	(139,742)
Retained earnings	280,059	280,059

Total stockholders' equity	688,149	688,149

Total capitalization	$3,703,636	$3,669,055

(1)
Total debt actual and as adjusted includes $64.4 million and $60.8 million of vendor financing, respectively. All of our indebtedness is secured.

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

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. Since the third quarter 2011 the containership market has deteriorated sharply, after limited recovery in the second half of 2010 and early 2011 from the lows of late 2008 and 2009. The benchmark rates declined in all quoted size sectors, with the deepest decline in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008 and $10,150 in December 2014. The decline in charter rates is due to various factors, including the level of global trade, including exports from China to Europe and the United States, and containership capacity. The decline in the containership market has affected the major liner companies which charter our vessels, some of which obtained third party aid and restructured their obligations, including some of our charterers. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. Before the covenant levels in our financing arrangements were reset in the first quarter of 2011 at levels at which we are now in compliance, we had to obtain waivers from the lenders under all but one of our credit facilities because we had not been in compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults in the container shipping industry. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values and any future declines in these rates and values can affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has generally adversely affected containership values since the middle of 2008. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we had to obtain waivers of breaches of covenants in all but one of our loan agreements. Under the agreement ("Bank Agreement") we entered into in the first quarter of 2011 for the restructuring of our then existing credit facilities and certain credit facilities we entered into in January 2011 ("January 2011 Credit Facilities"), the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in 2018.

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

We may have difficulty securing profitable employment for our vessels as their charters expire, in the currently depressed containership markets.

        Of our 56 vessels, eight are deployed on time charters expiring between March 2015 and January 2016. Given the current depressed state of the containership charter market, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, as was the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 56 containerships are currently employed under time or bareboat charters with eight liner companies, with 97% of our revenues in 2014 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

  •
  the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

  •
  the charterer exercises certain specific limited rights to terminate the charter;

  •
  we do not take delivery of any newbuilding containership we may contract for at the agreed time; or

  •
  the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

        In recent years, a number of major liner companies, including some of our charterers, have announced efforts to obtain third party aid and restructure their obligations and request charter modifications, as well as an intention to reduce the number of vessels they charter-in, which circumstances may increase the likelihood of losing a charterer or the benefits of a time charter. We contributed to ZIM's past restructurings by agreeing to receive a portion of the charter hire payable under time charters for six of our vessels in the form of long-term notes and ZIM's 2014 agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels and we received unsecured, non-amortizing, interest bearing ZIM notes maturing in 2023 and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to us which relate to the previously deferred charter hire.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which, despite some recent indications of a balancing supply and demand for containerships, has generally experienced severe declines since mid-2011, as it had in the second half of 2008 and 2009 before a limited recovery in the second half of 2010 and early 2011, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations, including some of our charterers. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market.

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

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hanjin, Hyundai Merchant Marine Korea (or Hyundai),Yang Ming, China Shipping and Zim have represented substantial amounts of our revenue. In 2014, approximately 97% of our operating revenues were generated by these six customers, while in 2013, approximately 95% of our operating revenues was derived by these customers. As of the date of this report, we have charters for four of our vessels with China Shipping, for 13 of our vessels with CMA CGM, for 13 of our vessels with Hyundai, for eight of our vessels with Hanjin, for seven of our vessels with Yang Ming and for six of our vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues, some of which liner companies publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and obtained third party aid and restructured their obligations, including charter contracts. Many liner companies reported losses in recent years. ZIM's 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. The charters for eight of our existing vessels expire between March 2015 and January 2016. If the charter market is depressed, as it has been with only marginal improvement since the second half of 2008, when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at a rate whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

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

        As a result we have reduced discretion in operating our business and may have difficulty growing our business. In particular, the conditions on the use of equity proceeds and incurrence of indebtedness effectively prevent us from pursuing opportunities to acquire newbuildings and other recently built containerships that meet the needs of our liner company customers with the resulting risks of a deterioration in our reputation and standing with our customers and a loss of competitive position among other containership owners.

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

        As of December 31, 2014, we had outstanding indebtedness of $3.0 billion and, while we have no remaining borrowing availability under our existing loan agreements, we may incur substantial additional indebtedness, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, further grow our fleet. This level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our vessels, including the eight vessels with charters expiring between March 2015 and January 2016, and any reductions in contracted charter rates for our vessels and other concessions, such as we agreed in 2014 with ZIM for six of our vessels, will have a significant impact on our ability to service our indebtedness. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the Bank Agreement in respect of our credit facilities and a relative lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

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

        In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece's political and economic stability, which may adversely affect our operations and those of our manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our manager located in Greece.

Weak economic conditions throughout the world, particularly in Europe and in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

        Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain relatively weak. In particular, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, and the potential for recession in Europe have resulted in devaluation of the Euro, disruptions of financial markets throughout the world and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the

European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Recently, however, concerns have arisen that China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Moreover, the current relative weakness in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with China Shipping for four of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers, which decreased dramatically in 2008 and 2009, has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

        The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with almost 12% of the world containership fleet estimated to be out of service at its high point as of December 2009, and the idle capacity of the global containership fleet was 1.3% at the end of 2014 having declined from 4.6% at the end of 2013. Moreover, newbuilding containerships with an aggregate capacity of approximately 3.4 million TEUs, representing approximately 18% of the world's fleet capacity at the end of 2014, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in recent years, as well as having announced plans to reduce the number of vessels they charter-in and form cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, such as we agreed with ZIM in 2014, which are generally significantly above prevailing charter rates, under the charters for our vessels. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant losses which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

An over-supply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2014 newbuilding containerships with an aggregate capacity of approximately 3.4 million TEUs were under construction representing approximately 18% of existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which proposed liner company alliances may accentuate, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. The charters for eight of our vessels expire between March 2015 and January 2016.

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

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $75.8 million impairment loss we recorded as of December 31, 2014 for eight of our older vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

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

        We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2014, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets and we performed impairment testing and we recorded an impairment loss of $75.8 million for eight of our older vessels, and we have incurred impairment charges in prior years as well. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

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

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

        We have entered into interest rate swaps, in an aggregate notional amount of $2.3 billion as of December 31, 2014 (two of which with an aggregate notional amount of $0.6 million are forward starting), generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $18.6 million as of December 31, 2014, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may again incur substantial losses, as we did in 2014 and prior years. In addition, interest rates have been at historically low levels and if such rates rise at times when our interest rate exposure is not hedged, we could have increased interest expense.

        Since our discontinuation of hedge accounting for interest rate swaps and any other derivative instruments from July 1, 2012, we recognize all fluctuations in the fair value of such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings.

        Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR. Although relatively stable from 2009 through 2014, LIBOR was volatile in prior years, during which the spread between LIBOR and the prime lending rate widened, at times significantly.

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

        We generate all of our revenues in United States dollars and for the year ended December 31, 2014, we incurred approximately 31.1% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

        Although charter rates and vessel values currently are at relatively low levels, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. Moreover, our financing arrangements impose significant restrictions in our ability to use debt financing, or cash from operations, asset sales or equity financing, for purposes, such as vessel acquisitions, other than debt repayment without the consent of our lenders. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

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

        In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our former vessels, the Henry (ex CMA CGM Passiflore) in Long Beach, California, our manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed, among other things, to develop and implement an approved third party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

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

        From time to time on charterers' instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to include ships or shipping services by non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "ITRA") which extends the application of all U.S. laws and regulations relating to Iran to non- U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the "IFCPA") which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

        In 2014 and 2013, none of the vessels in our fleet made any calls to ports in Cuba, Iran, Syria and Sudan. From January 2009 through December 2012, vessels in our fleet made a total of 154 calls to ports in Iran, Syria and Sudan, representing approximately 1% of our 16,173 calls on worldwide ports (our vessels had no calls to ports in Cuba). Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and (iv) loss of hire insurance for the CSCL Europe, the CSCL America, the CSCL Pusan and the CSCL Le Havre.

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

        In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the CSCL America, the CSCL Pusan and the CSCL Le Havre to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, to our stockholders.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 56 containerships had an average age (weighted by TEU capacity) of approximately 6.6 years as of February 27, 2015, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

        The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as more fuel efficient perform as promoted or containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends, if any, to our stockholders.

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

        We may have to attempt to sell additional shares in the future to satisfy our capital and operating needs, however, under our debt agreements we are prohibited from using a significant portion of the proceeds from equity issuances for purposes other than the repayment of indebtedness. In addition, lenders may be unwilling to provide future financing or may provide future financing only on unfavorable terms. In light of the restrictions on our use of cash from operations, debt financings, equity proceeds and asset sales contained in our Bank Agreement governing our credit facilities, to finance further growth we would likely have to issue additional shares of common stock or other equity securities. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. If made at currently prevailing prices, these sales would be significantly dilutive of existing stockholders. We granted the investors in our $200 million August 2010 equity transaction certain rights, in connection with any subsequent underwritten public offering that is effected at any time prior to the fifth anniversary of the registration rights agreements, to purchase from us, at the same price per share paid by investors who purchase common stock in any such offering, up to a specified portion of such common stock being issued.

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.6% of our outstanding shares of common stock as of February 27, 2015. These shares may be sold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owned approximately 61.8% of our outstanding common stock as of February 27, 2015. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

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

  •
  provide for a classified board of directors with staggered, three- year terms;

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2014. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 56 containerships comprising our fleet as of February 27, 2015. In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued warrants to purchase 15 million shares of our common stock. Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 27, 2015, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 27, 2015, we had a fleet of 56 containerships aggregating 334,239 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of February 27, 2015, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai Merchant Marine, Niledutch, MSC, Yang Ming and ZIM Israel Integrated Shipping Services. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters with initial terms that range from less than one to 18 years.

Our Fleet

  General

        Following the completion of our extensive new-building program, Danaos has been established as one of the largest containership operating lessors in the world. Since going public in 2006, we have almost tripled our TEU carrying capacity. Today, our fleet is one of the most modern in the industry and includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. During 2014 we sold five of our older vessels, the Marathonas, the Messologi, the Mytilini, the Commodore and the Duka, and we acquired two secondhand 6,402 TEU containerships built in 2002, the MOL Performance and the MOL Priority.

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of February 27, 2015, our containership fleet was comprised of 54 containerships deployed on time charters and two containerships deployed on bareboat charter. The average age (weighted by TEU) of the 56 vessels in our containership fleet was approximately 6.6 years as of February 27, 2015. As of December 31, 2014, the average remaining duration of the charters for our containership fleet was 8.0 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information about our fleet of 56 cellular containerships as of February 27, 2015.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
Hyundai Ambition	2012	13,100	12 years	June 2024	Hyundai
Hyundai Speed	2012	13,100	12 years	June 2024	Hyundai
Hyundai Smart	2012	13,100	12 years	May 2024	Hyundai
Hyundai Tenacity	2012	13,100	12 years	March 2024	Hyundai
Hyundai Together	2012	13,100	12 years	February 2024	Hyundai
Hanjin Italy	2011	10,100	12 years	April 2023	Hanjin
Hanjin Germany	2011	10,100	12 years	March 2023	Hanjin
Hanjin Greece	2011	10,100	12 years	May 2023	Hanjin
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CSCL America	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(2)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(2)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(2)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(2)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(2)	2010	6,500	12 years	July 2022	CMA-CGM
MOL Priority(5)	2002	6,402	1.0 year	November 2015	Yang Ming
MOL Performance(5)	2002	6,402	1.1 year	January 2016	Yang Ming
Federal	1994	4,651	1 year	April 2015	MSC
Panamax
SNL Colombo	2004	4,300	12 years	March 2019	Yang Ming
YM Singapore	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
OOCL Instanbul	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
OOCL Novorossiysk	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	1 year	January 2016	CMA CGM
Deva	2004	4,253	0.2 year	May 2015	Yang Ming
Dimitris C	2001	3,430	1.8 years	September 2015	CMA CGM
Hanjin Constantza	2011	3,400	10 years	February 2021	Hanjin
Hanjin Algeciras	2011	3,400	10 years	November 2020	Hanjin
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	Hanjin
Hanjin Santos	2010	3,400	10 years	May 2020	Hanjin
Hanjin Versailles	2010	3,400	10 years	August 2020	Hanjin
MSC Zebra (ex Niledutch Zebra)(4)	2001	2,602	3 years	October 2017	MSC
Niledutch Palanca (ex Danae C)(3)	2001	2,524	1.4 years	August 2015	Niledutch
Amalia C	1998	2,452	1.7 years	March 2015	CMA CGM
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(3)
On March 25, 2014, the Danae C was renamed to Niledutch Palanca at the request of the charterer of this vessel.

(4)
On September 14, 2014, the Niledutch Zebra was renamed to MSC Zebra at the request of the charterer of this vessel.

(5)
On November 5, 2014, we acquired two secondhand 6,402 TEU vessels, the MOL Priority and the MOL Performance.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 27, 2015, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai Merchant Marine, MSC, Niledutch, Yang Ming and ZIM Israel Integrated Shipping Services.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2015 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

        Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece, Russia, as well as in Odessa and Mariupol in Ukraine and in Zanzibar, Tanzania. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

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

        Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year period if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2015 our manager will receive the following fees (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (iv) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (v) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. In addition, on January 1, 2013, our Manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for an annual fee, which was €1.47 million for 2014.

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

Crewing and Employees

        Since January 1, 2013, the services of our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer have been provided under our Management Agreement with our Manager, Danaos Shipping, and prior to that time were directly employed by us, other than our Deputy Chief Operating Officer with whom we previously had a services agreement. As of December 31, 2014, 1,287 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 140 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Next Survey	Next Drydocking
Amalia C	June 2016	March 2018
Niledutch Palanca	March 2016	March 2016
Dimitris C	March 2016	March 2016
MSC Zebra	November 2016	October 2019
Hyundai Progress	February 2016	September 2017
Hyundai Highway	May 2016	November 2017
Hyundai Bridge	June 2016	October 2017
CMA CGM Musset	March 2015	March 2015
CMA CGM Nerval	May 2015	May 2015
Hanjin Buenos Aires	May 2015	May 2015
Zim Rio Grande	October 2016	January 2016
Zim Sao Paolo	December 2016	March 2016
CMA CGM Rabelais	July 2015	July 2015
Hanjin Santos	July 2015	May 2015
CMA CGM Racine	August 2015	August 2015
OOCL Instabul	February 2017	May 2016
CSCL Pusan	September 2016	September 2019
Hanjin Versailles	October 2015	October 2015
Zim Monaco	January 2017	July 2016
CSCL Le Havre	November 2016	March 2019
Deva	June 2017	March 2019
SNL Colombo	March 2017	September 2016
OOCL Novorossiysk	June 2017	September 2016
Derby D	July 2017	October 2016
Hanjin Algeciras	January 2016	January 2016
Zim Luanda	September 2017	December 2016
CSCL Europe	August 2019	August 2016
CSCL America	November 2019	February 2017
CMA CGM Moliere	December 2017	March 2017
YM Singapore	December 2017	July 2017
Hanjin Germany	March 2016	March 2016
Hanjin Italy	April 2016	April 2016
Hanjin Constantza	April 2016	April 2016
Hanjin Greece	August 2015	May 2016
CMA CGM Attila	July 2016	July 2016
CMA CGM Tancredi	August 2016	August 2016
CMA CGM Bianca	October 2016	October 2016
CMA CGM Samson	December 2016	December 2016
CMA CGM Melisande	May 2015	February 2017
Hyundai Smart	August 2015	May 2017
Hyundai Together	May 2015	February 2017
Hyundai Tenacity	June 2015	March 2017
MOL Priority	September 2015	September 2019
MOL Performance	March 2017	December 2019
Hyundai Speed	September 2015	June 2017
Hyundai Ambition	September 2015	June 2017
Federal	October 2015	February 2017
Hyundai Vladivostok	October 2015	July 2017
Hyundai Advance	October 2015	February 2017
YM Seattle	December 2015	June 2019
Hyundai Stride	December 2015	June 2017
Hyundai Future	December 2015	August 2017
YM Vancouver	February 2016	May 2015
Hyundai Sprinter	March 2016	December 2017

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

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being "in class" by Lloyd's Register of Shipping, Bureau Veritas, NKK, Det Norske Veritas & Germanischer Lloyd and the Korean Register of Shipping.

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

  Protection and Indemnity Insurance

        Protection and indemnity ("P&I") insurance provides insurance cover to its Members in respect of liabilities, costs or expenses incurred by them in their capacity as owner or operator of the respective entered ship and arising out of an event during the period of insurance as a direct consequence of the operation of the ship. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, and except where the cover is provided in the hull and machinery policy, also third-party claims arising from collision with other vessels and damage to other third-party property. Indemnity cover is also provided for liability for the discharge or escape of oil or other substance, or threat of escape of such substances. Other liabilities which include salvage, towing, wreck removal and an omnibus provision are also included. Our protection and indemnity insurance, is provided by mutual protection and indemnity associations, or P&I associations entered in the International Group of P&I Associations, who together provide poolable cover to almost unlimited capacity (about US$4.3 billion per event) except where otherwise limited by International Convention or the relevant domestic law.

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be US$1.0 billion per event. Our P&I Excess war risk coverage limit is US$500.0 million and in respect of certain war and terrorist risks the liabilities arising from Bio-Chemical etc., the limit is US$30.0 million. For passengers and seaman risks, the limit is US$3.0 billion, with a sub-limit of US$2.0 billion for passenger claims only. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group's claim records, as well as the individual claims' records of all other members of the analogous individual associations and their performance.

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

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. Because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of some of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot contain more than 1.0% sulfur, dropping to no more than 0.1% sulfur in 2015. NOx after- treatment requirements will apply in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

        The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, which was adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a Safety Management System. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels or result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. As part of a settlement of a lawsuit challenging the VGP, EPA issued a new VGP (2013 VGP) that became effective on December 19, 2013. The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, discussed below, and are consistent with the USCG's 2012 ballast water discharge standards described below. The 2013 VGP also includes additional management requirements for non ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. EPA is implementing the 2013 VGP on a staggered basis, depending on the size of a vessel and its first drydocking between January 1, 2014 and January 1, 2016. Vessels that are constructed after December 1, 2013 are immediately subject to the requirements of the 2013 VGP. The ballast water management standards of the 2013 VGP are the subject of a pending challenge by the Canadian Shipowners' Association in the U.S. Second Circuit Court of Appeals, and although there are no USCG-approved ballast water management systems, EPA has refused to extend or waive the date for compliance with the ballast water management requirements in the 2013 VGP. Instead, EPA will consider why a vessel does not have compliant ballast water management technology if it takes action to enforce the new requirements. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels.

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

  Environmental Regulation—Other Environmental Initiatives

        The EU has also adopted legislation that: requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. The European Parliament recently endorsed a European Commission proposal to criminalize certain pollution discharges from ships. If the proposal becomes formal EU law, it will affect the operation of vessels and the liability of owners for oil and other pollutant discharges. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and will be phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. Since no ballast water treatment systems have been approved by the USCG, the agency has, upon request, waived compliance for vessels subject to the yet-to-be established standards for ballast water management systems; we have requested such a waiver from the USCG for our vessels which are subject to the 2016 compliance date. Although the USCG ballast water management requirements are consistent with the requirements in EPA's 2013 VGP, the USCG intends to review the practicability of implementing even more stringent ballast water discharge standards and publish the results of that review no later than January 1, 2016. In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with additional USCG or state ballast water management requirements.

        At the international level, the IMO adopted the BWM Convention in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, in March 2010 MEPC passed a resolution urging the ratification of the Convention and calling upon those countries that have already ratified it to encourage the installation of ballast water management systems. Many of the implementation dates originally contained in the BWM Convention have already passed, so that once the convention enters into force, the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before the entry into force date "existing" vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal survey following entry into force of the BWM Convention.

        If the mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

        The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. International negotiations regarding a successor to the Kyoto Protocol are on-going. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In June 2013 the European Commission developed a strategy to integrate maritime greenhouse gas emissions into the overall EU strategy to reduce greenhouse gas emissions. If this strategy is adopted by the European Parliament and Council, large vessels calling at EU ports would be required to monitor, report and verify their carbon dioxide emissions, beginning in January 2018. Negotiators from the European Parliament and the European Union Council provisionally adopted rules to implement this strategy in November 2014 and the European Parliament and Council of Ministers are expected to adopt the regulations. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile sources and proposed regulations that would restrict greenhouse gas emissions from certain large stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

Seasonality

        Our containerships primarily operate under multi-year charters and therefore are not subject to the effect of seasonal variations in demand.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 27, 2015, we had a fleet of 56 containerships aggregating 334,239 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of February 27, 2015, 54 containerships in our fleet were employed on time charters and two containerships were employed on bareboat charters. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi- year basis as part of their business strategies. As of February 27, 2015, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, MSC, Niledutch, Yang Ming and ZIM Israel Integrated Shipping Services.

        The average number of containerships in our fleet for the years ended December 31, 2014, 2013 and 2012 was 55.9, 61.0 and 62.6, respectively.

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

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet, and their TEU capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. For example, in 2014 we entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility, under which we sold 5 of our older vessels, the Marathonas, the Messologi, the Mytilini, the Commodore and the Duka and we acquired two secondhand 6,402 TEU containerships built in 2002, the MOL Priority and the MOL Performance. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on the eighth anniversaries of the charters which fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. If any of these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 27, 2015 the charters for 8 of our existing vessels are scheduled to expire between March 2015 and January 2016. With the prevailing low charter rate levels, we expect that we will have to re-charter some of these vessels at the existing low spot charter rates.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. During 2014, however, we laid up 2 of our vessels, the Marathonas and the Duka, for 192 days in aggregate as spot charter rates available in the market at that time were at breakeven levels. Both these vessels were sold in 2014 and we do not currently have any vessels on lay up. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 181 total off-hire days for our entire fleet during 2014 other than for scheduled drydockings and special surveys and excluding laid up vessels compared to 294 total off-hire days for our entire fleet during 2013 other than for scheduled drydockings and special surveys and excluding laid up vessels. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contracted utilization of our operating fleet as of December 31, 2014.

	2015	2016 - 2017	2018 - 2019	2020 - 2024	2025 - 2028	Total
Contracted revenue (in millions)(1)	$536.0	$1,008.5	$856.4	$1,225.9	$62.1	$3,688.9
Number of vessels whose charters are set to expire in the respective period(2)	8	9	8	29	2	56
TEUs on expiring charters in the respective period	34,367	32,738	40,666	213,468	13,000	334,239
Contracted Operating(3) days	18,280	32,745	25,042	28,599	2,311	106,977
Total Operating(3) days	20,396	41,090	40,285	100,576	75,102	277,449
Contracted Operating days/Total Operating days	89.6%	79.7%	62.2%	28.4%	3.1%	38.6%

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

        Revenues from multi-year period charters comprised substantially all of our revenues for the years ended December 31, 2014, 2013 and 2012. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2014, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2014(1)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)	2015	2016 - 2017	2018 - 2019-	2020 - 2024		2025 - 2028	Total
56	$536.0	$1,008.5	$856.4	$1,225.9	(3)	$62.1	$3,688.9

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

  Voyage Expenses

        Voyage expenses include port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by our charterers, except in certain cases such as vessel re-positioning), address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which we charter our containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions and fees. As such, voyage expenses represent a relatively small portion of our vessels' overall expenses.

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 3.5% to a limited number of our charterers. Our manager will also receive a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts.

In 2014 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. For 2013 and 2012, this fee was 1.00%. For 2015, this fee will remain at 1.25%.

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

        Under multi-year time charters, such as those on which we charter all but two of the containerships in our fleet as of February 27, 2015, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  General and Administrative Expenses

        We paid our manager the following fees for 2014: (i) a fee of $800 per day, (ii) a fee of $400 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $800 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.47 million ($1.92 million) for the services of our executive officers. For the year ended December 31, 2013, we paid to our manager: (i) a fee of $675 per day, (ii) a fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.4 million ($1.86 million) for the services of our executive officers. For the year ended December 31, 2012, we paid the same fees to our manager as in 2013, other than the fee for the services of our executive officers, whom we previously had directly compensated. In 2012, we paid these executive officers an aggregate of €1.36 million ($1.77 million).

        For 2015, we will pay $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Other Income/(Expenses), Net

        In 2014, we recorded income of $0.4 million for various non-operating items. In 2013 and 2012, we recorded income of $0.3 million and $0.8 million respectively for various non operating items.

  Interest Expense, Interest Income and Other finance expenses

        We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

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

        On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements will be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. Discontinuation of hedge accounting increases the potential volatility in our reported earnings due to the recognition of non-cash fair value movements of our cash flow interest rate swaps directly to our earnings. We recorded in our earnings, unrealized gains from changes in the fair value of the cash flow interest rate swaps, an amount of $114.2 million for the year ended December 31, 2014.

        We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $88.9 million for the year ended December 31, 2014.

        As of December 31, 2014, the total notional amount of our cash flow interest rate swap arrangements was $2.3 billion.

Results of Operations

  Year ended December 31, 2014 compared to the year ended December 31, 2013

        During the year ended December 31, 2014, we had an average of 55.9 containerships compared to 61.0 containerships for the year ended December 31, 2013. Our fleet utilization increased to 97.5% in the year ended December 31, 2014 compared to 93.4% in the year ended December 31, 2013. During the year ended December 31, 2014, we sold 5 of our older vessels, the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi, and we acquired two 6,402 TEU secondhand containerships built in 2002, the MOL Performance and the MOL Priority. During the year ended December 31, 2014, our fleet utilization for the fleet under employment was 98.5% (which excludes the laid up vessels).

  Operating Revenues

        Operating revenues decreased 6.1%, or $36.0 million, to $552.1 million in the year ended December 31, 2014, from $588.1 million in the year ended December 31, 2013.

        Operating revenues for the year ended December 31, 2014 reflect:

  •
  $9.1 million of additional revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, $0.9 million of which related to the MOL Performance and MOL Priority which were added to our fleet on November 5, 2014 and $8.2 million related to Amalia C, MSC Zebra, Niledutch Palanca and the Dimitris C which were added to our fleet on May 14, 2013, June 25, 2013, November 13, 2013 and November 21, 2013 respectively.

  •
  $20.2 million decrease in revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, related to the agreement we entered into with ZIM for a reduction in the charter rates payable by ZIM under the time charters for six of our vessels.

  •
  $12.6 million decrease in revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, related to the Hope, the Kalamata, the Elbe, the Komodo, the Lotus, the Commodore, the Messologi and the Mytilini, which were generating revenues in the year ended December 31, 2013, but were sold within 2013 and 2014.

  •
  $12.3 million decrease in revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, which was mainly attributable to the re-chartering of certain vessels at lower rates than what they had previously been earning as a result of the soft charter market.

  Voyage Expenses

        Voyage expenses increased by $1.2 million, to $13.0 million in the year ended December 31, 2014, from $11.8 million in the year ended December 31, 2013, mainly attributed to the increase of the fee on gross freight, charter hire, ballast bonus and demurrage payable to our manager with respect to each vessel in the fleet from 1.00% to 1.25% effective January 1, 2014.

  Vessel Operating Expenses

        Vessel operating expenses decreased 6.8%, or $8.3 million, to $113.8 million in the year ended December 31, 2014, from $122.1 million in the year ended December 31, 2013. The reduction is mainly attributable to the decrease in the average number of vessels in our fleet during the year ended December 31, 2014 compared to the year ended December 31, 2013.

        The average daily operating cost per vessel decreased to $5,838 per day for the year ended December 31, 2014, from $5,987 per day for the year ended December 31, 2013 mainly as a result of the sale of the older vessels in our fleet whose contribution in daily operating expenses was higher than the fleet average. We believe our daily operating cost ranks as one of the most competitive in the industry.

  Depreciation

        Depreciation expense decreased 0.2%, or $0.3 million, to $137.1 million in the year ended December 31, 2014, from $137.4 million in the year ended December 31, 2013. The decrease in depreciation expense was due to the lower average number of vessels in our fleet during the year ended December 31, 2014 compared to the year ended December 31, 2013.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased 20.0%, or $1.1 million, to $4.4 million in the year ended December 31, 2014, from $5.5 million in the year ended December 31, 2013. The decrease reflects reduced dry-docking costs amortized during the year ended December 31, 2014 compared to the year ended December 31, 2013.

  General and Administrative Expenses

        General and administrative expenses increased 9.7%, or $1.9 million, to $21.4 million in the year ended December 31, 2014, from $19.5 million in the year ended December 31, 2013. The increase was mainly due to increased fees of $1.3 million paid to our Manager in the year ended December 31, 2014 compared to the year ended December 31, 2013, due to an increase in the per day fee payable to our Manager since January 1, 2014, together with an increase of $0.6 million in stock compensation.

  (Loss)/gain on sale of vessels

        Gain on sale of vessels, was $5.7 million in the year ended December 31, 2014 compared to a loss of $0.4 million in the year ended December 31, 2013. During the year ended December 31, 2014, we sold the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi (on February 26, 2014, April 25, 2014, May 15, 2014, May 15, 2014 and May 20, 2014, respectively) and we realized a net gain on these sales of $5.7 million in aggregate. During the year ended December 31, 2013, we sold the Independence, the Henry, the Pride, the Honour, the Elbe, the Hope, the Kalamata, the Lotus and the Komodo (on February 13, 2013, February 28, 2013, March 25, 2013, May 14, 2013, June 13, 2013, October 3, 2013, October 22, 2013, October 25, 2013 and November 12, 2013, respectively) and we realized a net loss on these sales of $0.4 million in aggregate.

  Impairment Loss

        As of December 31, 2014 we recorded an impairment loss of $75.8 million in relation to eight 2,200 TEU vessels built in 1997 and 1998. See "Critical Accounting Policies—Impairment of Long-lived Assets." In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors on substantially the same terms, as described below under "—Liquidity and Capital Resources," as the agreement in principle previously announced by ZIM in January 2014. Based on these anticipated terms, we had written down our long-term receivables from ZIM of $44.8 million as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto in 2013. There was no impairment loss on vessels for the year ended December 31, 2013.

  Interest Expense, Interest Income, and Other Finance Expenses

        Interest expense decreased by 12.3%, or $11.2 million, to $80.0 million in the year ended December 31, 2014, from $91.2 million in the year ended December 31, 2013. The change in interest expense was mainly due to the decrease in our average debt by $205.4 million, to $3,116.5 million in the year ended December 31, 2014, from $3,321.9 million in the year ended December 31, 2013, as well as the decrease in the cost of debt servicing in the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

        Interest income was $1.7 million in the year ended December 31, 2014 compared to $2.2 million in the year ended December 31, 2013.

        Other finance costs, net, decreased by $0.3 million, to $19.8 million in the year ended December 31, 2014, from $20.1 million in the year ended December 31, 2013. This decrease was due to the $0.3 million decrease in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the year ended December 31, 2014 compared to the year ended December 31, 2013.

  Unrealized and Realized Loss on Derivatives

        Unrealized gain/(loss) on interest rate swap hedges was a gain of $24.9 million in the year ended December 31, 2014 compared to a gain of $22.1 million in the year ended December 31, 2013. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

        Realized loss on interest rate swap hedges, decreased by $24.7 million, to $123.6 million in the year ended December 31, 2014, from $148.3 million in the year ended December 31, 2013. This decrease is mainly attributable to the $558.8 million lower average notional amount of swaps during the year ended December 31, 2014 compared to the year ended December 31, 2013.

        With all our newbuildings having been delivered no realized losses on cash flow hedges were deferred during the year ended December 31, 2014 and the year ended December 31, 2013.

        The table below provides an analysis of the items discussed above, and which were recorded in the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014	Year ended December 31, 2013
	(in millions)
Cash flow interest rate swaps
Realized losses expensed in consolidated Statements of Operations	$(120.6)	$(145.6)
Unrealized gains	25.3	22.8
Amortization of deferred realized losses	(4.0)	(4.0)

Unrealized and realized losses on cash flow interest rate swaps	$(99.3)	$(126.8)

Fair value interest rate swaps
Unrealized losses on swap asset	$(0.9)	$(1.3)
Reclassification of fair value hedged debt to earnings	0.5	0.6
Realized gains	1.0	1.4

Unrealized and realized gains on fair value interest rate swaps	$0.6	$0.7

Unrealized and realized losses on derivatives	$(98.7)	$(126.1)

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

  Impairment Loss

        In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors on substantially the same terms, as described below under "—Liquidity and Capital Resources," as the agreement in principle previously announced by ZIM in January 2014. Based on these anticipated terms, we had written down our long-term receivables from ZIM of $44.8 million as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto in 2013. As of December 31, 2012, we recorded vessel impairment losses of $129.6 million for thirteen of our older vessels, which were either laid up, or on short- term charters. There was no impairment loss on vessels for the year ended December 31, 2013.

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

        As of December 31, 2014, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet beyond our currently contracted vessels to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time. See "—Credit Facilities" below.

        Under our existing multi-year charters as of December 31, 2014, we had contracted revenues of $536.0 million for 2015, $519.3 million for 2016 and, thereafter, approximately $2.6 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers' ability and willingness to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2014, we had cash and cash equivalents of $57.7 million and restricted cash of $2.8 million. As of December 31, 2014, we had no remaining borrowing availability under our credit facilities. As of December 31, 2014, we had $3.0 billion of outstanding indebtedness (including our vendor financing), of which $224.6 million is payable within the next twelve months. Furthermore, cash flow interest rate swaps with a notional amount of $1.6 billion, of the total of $2.3 billion as of December 31, 2014, are scheduled to terminate in 2015. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

        Under the Bank Agreement, from May 15, 2013, we are required to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

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

        In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels, which had already been implemented beginning in January 2014. The terms also include our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM's other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. ZIM's charter-owner creditors have designated two of the nine members of ZIM's initial Board of Directors following the restructuring, including one director nominated by us, Dimitris Chatzis, the father of our Chief Financial Officer.

Cash Flows

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities increased 1.7%, or $3.2 million, to $192.2 million in the year ended December 31, 2014 compared to $189.0 million in the year ended December 31, 2013. The increase was primarily the result of lower net financing expenses of $35.4 million that offset increased payments for drydocking of $6.6 million and a $25.6 million decrease in cash from operations in the year ended December 31, 2014 compared to the year ended December 31, 2013. Lower cash from operations is attributed to a $36.0 million reduction in operating revenues, partially offset by $10.4 million improvement in net operating costs and working capital position between the two periods.

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

  Net Cash Provided by Investing Activities

        Net cash flows provided by investing activities increased by $5.3 million, to $11.4 million in the year ended December 31, 2014 compared to $6.1 million in the year ended December 31, 2013. The difference is attributed to vessel purchases and other related capital expenditures of $39.2 million in 2014 mainly in relation to the acquisition of MOL Performance and MOL Priority, as opposed to $46.8 million of vessel purchases and other related capital expenditures during 2013, mainly in relation to the acquisition of Dimitris C, MSC Zebra, Amalia C and Niledutch Palanca. In addition, during the year ended December 31, 2014 we received net proceeds from the sales of the Messologi, the Marathonas, the Mytilini, the Commodore and the Duka of $50.6 million, whereas during the year ended December 31, 2013 we received net proceeds from the sales of the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo of $52.9 million.

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

  Net Cash Used in Financing Activities

        Net cash flows used in financing activities increased by $31.4 million, to $214.0 million in the year ended December 31, 2014 compared to $182.6 million in the year ended December 31, 2013, as a result of $50.5 million of higher repayments of long-term debt which were $221.5 million in the year ended December 31, 2014 compared to $171.0 million in the year ended December 31, 2013, partially offset by a $23.4 million positive movement in restricted cash related to release of restricted funds derived from vessel sales that had been earmarked to reduced indebtedness. In addition, during 2014 the company paid $4.4 million in full and final settlement of the amendment fee related to the 2011 restructuring that had been deferred and was payable on December 31, 2014, compared to a $0.1 million in finance costs paid during the year ended December 31, 2013.

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

  EBITDA and Adjusted EBITDA

        EBITDA represents net (loss)/income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net (loss)/income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, impairment loss, stock based compensation, (gain)/loss on sale of vessels, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company's ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and

(ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

  Net (Loss)/Income Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(In thousands)
Net (loss)/income	$(3,920)	$37,523	$(105,204)
Depreciation	137,061	137,414	143,938
Amortization of deferred drydocking & special survey costs	4,387	5,482	6,070
Amortization of deferred realized losses of cash flow interest rate swaps	4,016	4,017	3,524
Amortization of finance costs	15,070	15,431	14,314
Finance costs accrued (Exit Fees under our Bank Agreement)	3,745	3,763	2,762
Interest income	(1,703)	(2,210)	(1,642)
Interest expense	79,980	91,185	87,340

EBITDA	$238,636	$292,605	$151,102

Loss/(gain) on sale of vessel	(5,709)	449	(830)
Impairment loss	75,776	19,004	129,630
Stock based compensation	638	75	139
Realized loss on derivatives	119,612	144,254	150,910
Unrealized (gain)/loss on derivatives	(24,915)	(22,121)	739

Adjusted EBITDA	$404,038	$434,266	$431,690

  Net Cash Provided from Operating Activities Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(In thousands)
Net cash provided by operating activities	$192,181	$189,025	$166,558
Net increase/(decrease) in current and non-current assets	585	14,349	49,375
Net (increase)/decrease in current and non-current liabilities	6,496	(2,620)	(37,194)
Net interest	78,277	88,975	85,698
Payments for dry-docking and special survey costs deferred	6,887	283	9,308
(Loss)/gain on sale of vessel	5,709	(449)	830
Impairment loss	(75,776)	(19,004)	(129,630)
Stock based compensation	(638)	(75)	(139)
Unrealized gain/(loss) on derivatives	24,915	22,121	(739)
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	—	—	7,035

EBITDA	$238,636	$292,605	$151,102

Loss/(gain) on sale of vessels	(5,709)	449	(830)
Impairment loss	75,776	19,004	129,630
Stock based compensation	638	75	139
Realized loss on derivatives	119,612	144,254	150,910
Unrealized (gain)/loss on derivatives	(24,915)	(22,121)	739

Adjusted EBITDA	$404,038	$434,266	$431,690

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(In thousands)
Net cash provided by operating activities	$192,181	$189,025	$166,558
Net cash provided by/(used in) investing activities	11,437	6,087	(369,789)
Net cash used in financing activities	(214,041)	(182,587)	(207,497)

        EBITDA decreased by $54.0 million, to $238.6 million in the year ended December 31, 2014, from $292.6 million in the year ended December 31, 2013. The decrease was mainly attributable to an impairment loss of $75.8 million recorded in the year ended December 31, 2014 compared to an impairment loss of $19.0 million recorded in the year ended December 31, 2013, a $36.0 million decrease in operating revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013 and a $2.0 million increase in general and administrative expenses in the year ended December 31, 2014 compared to the year ended December 31, 2013, which were partially offset by a $27.4 million improvement in unrealized and realized losses on derivatives in the year ended December 31, 2014 compared to the year ended December 31, 2013, a $7.1 million improvement in total operating expenses in the year ended December 31, 2014 compared to the year ended December 31, 2013 and a $5.7 million gain on sale of vessels recorded in the year ended December 31, 2014 compared to $0.4 million loss on sale of vessel recorded in the year ended December 31, 2013.

        Adjusted EBITDA decreased $30.3 million, to $404.0 million in the year ended December 31, 2014, from $434.3 million in the year ended December 31, 2013. The decrease was mainly attributable to a $36.0 million decrease in operating revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, which were partially offset by a $7.2 million improvement in total operating expenses in the year ended December 31, 2014 compared to the year ended December 31, 2013.

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

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then- existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages. As of December 31, 2014, we were in compliance with the financial covenants of the Bank Agreement. For additional details, please see Note 12, Long-term Debt, to our consolidated financial statements included elsewhere herein.

  Interest

        Under the terms of the Bank Agreement, borrowings under each of our pre-existing Credit Facilities, which excludes the KEXIM and KEXIM-ABN Amro credit facilities which were not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

  Principal Payments

        Under the terms of the Bank Agreement we are required to make quarterly principal payments in fixed amounts, in relation to our total debt commitments from our lenders under the Bank Agreement and the January 2011 Credit Facilities (see "—January 2011 Credit Facilities" below), as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867

Total						$633,016,506

*
We may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents (but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of our consolidated debt), would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the Pre-existing Credit Facilities. Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under our interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro-rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to a Pre-existing Credit Facility, a vessel with respect to which the participating lenders under such credit facility have a second lien security interest and the first lien credit facility has been repaid in full). The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

        Under the terms of the Bank Agreement, we will continue to be required to make any mandatory prepayments provided for under the terms of our existing credit facilities and will be required to make additional prepayments as follows:

  •
  50% of the first $300 million of net equity proceeds, including convertible debt and hybrid instruments (excluding the $200 million of net equity proceeds which were a condition to the Bank Agreement and which were received in August 2010), after entering into the Bank Agreement and 25% of any additional net equity proceeds thereafter until December 31, 2018; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the January 2011 Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing), which amounts would first be applied to repayment of amounts outstanding under the January 2011 Credit Facilities and then to the Pre- existing Credit Facilities.

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

        We were in compliance with these covenants as of December 31, 2014.

        For the purpose of these covenants, the market value of our vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the "bareboat-equivalent" time charter income from such charter) so long as a vessel's charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent a vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel's book value.

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

  (iv)
  a $83.9 million new club credit facility provided, on a pro-rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

  (v)
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

        As of December 31, 2014, $341.5 million was outstanding under the above January 2011 Credit Facilities and there was no remaining borrowing availability under the respective credit facilities.

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

        As of December 31, 2014, $142.4 million was outstanding under the credit facility and there was no remaining borrowing availability under the facility.

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

        Borrowings under this facility bear interest at a fixed interest rate of 8%. We are required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of the Hanjin Greece, the Hanjin Italy and the Hanjin Germany being financed, and in seven consecutive semi- annual installments commencing one year, in the case of the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, after the delivery of the respective newbuilding being financed. This financing facility does not require us to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the vessels financed.

Exit Fees

        We will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, we are required to pay an Additional Exit Fee of $10.0 million, as we did not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Operations over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheet. We had recognized an amount of $11.9 million and $8.1 million as of December 31, 2014 and December 31, 2013, respectively.

Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

Credit Facilities

        We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 12 to our consolidated financial statements included in this annual report. The following summarizes certain terms of our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$679.0	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$628.5	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra (ex Niledutch Zebra), the Niledutch Palanca (ex Danae C), the Dimitris C, the MOL Performance and the MOL Priority
Canyon Capital Finance	$144.5	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$174.7	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$208.6	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece	$239.9	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$275.0	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$28.8	The Deva and the Derby D
KEXIM	$18.6	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$56.9	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$94.8	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$85.0	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$26.4	The Hanjin Greece
Club Facility	$65.4	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$69.7	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$142.4	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Vendor Financing
Hyundai Samho	$64.4	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)
As of December 31, 2014. We have no remaining borrowing availability under the credit facilities.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        Outstanding indebtedness under our each of our credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, as well as our Hyundai Samho Vendor Financing, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our credit facilities was 2.03% and 2.06% for the years ended December 31, 2014 and 2013, respectively.

        As described above, the interest rate, amortization profile and certain other terms of each of our previously existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, but were amended through a separate supplemental agreement signed on September 12, 2013. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-ABN Amro credit facility, under which $47.9 million of the outstanding indebtedness, as of December 31, 2014, bears interest at a fixed rate of 5.52% and $9.0 million of the outstanding indebtedness, as of December 31, 2014, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2018 and September 2018 (in respect of the fixed rate tranche) and November 2018 and September 2018 (in respect of the floating rate tranche), respectively.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2014 were:

	Payments Due by Period
	Total	Less than 1 year (2015)	1 - 3 years (2016 - 2017)	3 - 5 years (2018 - 2019)	More than 5 years (After January 1, 2020)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$2,938,252	155,317	363,603	2,378,652	40,680

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$2,938,252	178,116	562,508	2,156,948	40,680
Vendor financing	$64,367	46,530	17,837	—	—
Interest on long-term debt obligations(3)	$346,545	74,704	176,595	92,723	2,523
Payments to our manager(4)	$26,314	26,314	—	—	—

Total	$3,375,478	$325,664	$756,940	$2,249,671	$43,203

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2014 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts. The last payment, due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM, KEXIM and KEXIM-ABN Amro credit facilities.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2014 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM, KEXIM and KEXIM-ABN Amro credit facilities.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2014 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2014 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 0.45% in 2015, 1.28% in 2016 and up to a maximum of 3.34% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations. This table, including the interest payments, does not reflect the terms of our interest rate swap agreements which are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2015, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2014, we had a fleet of 56 containerships all of which were on time charter, other than two on bareboat charter. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts, as well as an annual fee of €1.53 million to provide us with the services of our executive officers. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2015, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After improving in 2010 and early 2011 from the historic lows in late 2008 and 2009, since the third quarter of 2011, freight rates obtained by liner companies have declined and charter rates for containerships have decreased sharply, in many cases to a level below operating costs. In 2013, the supply of containership capacity exceeded demand, in particular on the mainlane trades, largely due to declines in global demand, particularly in Europe. Although global demand for seaborne transportation of containerized cargoes is estimated to have increased modestly in 2014 and is expected to grow by a somewhat increased amount in 2015, container freight rates and containership charter rates are expected to remain under pressure, including due to an increased amount of newbuildings scheduled to be delivered in 2015, until global economic demand strengthens. Global demand is expected to be impacted by continued economic weakness in Europe and the resulting impact on consumer demand in Europe, despite some limited recent improvement in the growth rate of the European economy. Global containership demand is, however, expected to balance supply growth in 2015, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue.A positive sign for the anticipated balancing of the market is that during the 1st quarter of 2015 charter rates for Panamax containerships have improved although there can be no assurance that the improvement will continue.

        The idle containership fleet at 2014 stood at approximately 1.3% of global fleet capacity, well below the 4.6% level at the end of 2013, a positive sign of supply—demand relationship becoming more balanced. After limited containership newbuilding orders since 2009, other than some ordering in early 2011, containership newbuilding orders increased in 2013, while in 2014 ordering subsided. The size of the order book compared to global fleet capacity was approximately 18% as of the end of 2014 down from record high levels in 2008. In particular, larger containerships of greater than 10,000 TEU represent a significant majority of the order book with approximately 1,000,000 TEU of vessels of over 10,000 TEU scheduled to be delivered between 2015 and 2017. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year.

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

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets which has been the case for all of our vessel acquisitions. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets, which were also recorded at fair value. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the Federal, did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the Federal, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our consolidated balance sheet for the existing charter, which was fully amortized as of December 31, 2012.

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

  Special Survey and Drydocking Costs

        We follow the deferral method of accounting for special survey and drydocking costs. Actual costs incurred are deferred and are amortized on a straight- line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

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

        As of December 31, 2014, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included volatility in the charter market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi- year, fixed rate period charters that range from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2014 in relation to laid up vessels, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. We have five 2012- built 13,100 TEU vessels currently employed on 12-year charters, with break even rechartering rates of less than $13,880 per day. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates is episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control we believe that the appropriate historical average time charter rates to use as a benchmark for impairment testing of our vessels are the most recent 10 year averages, to the extent available, as such averages take into account the volatility and cyclicality of the market. Management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

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

        As of December 31, 2014, our assessment concluded that step two of the impairment analysis was required for 9 of our older vessels, as their undiscounted projected net operating cash flows did not exceed their carrying value. The fair values of these vessels were determined with assistance from valuations obtained from third party independent shipbrokers. As of December 31, 2014 we recorded an impairment loss of $75.8 million for eight of our older vessels, while we did not have to record an impairment loss for the remaining one vessel as its carrying value was already below its fair value.

  Impairment Sensitivity Analysis

        For the 47 vessels for which our assessment concluded that step two of the impairment analysis was not required, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2014, and is also in accordance with our vessels' market valuation as described in our credit facilities and accepted by our lenders, suggests that 26 vessels have current market values that exceed their carrying values and 21 vessels may have current market values below their carrying values. We believe that each of the 21 vessels identified as having estimated market values less than their carrying value, 16 of which are currently under long-term time charters expiring from October 2017 through May 2021 and five of which are currently under time charters expiring from March 2015 through January 2016, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2014 (In thousands of Dollars)	Net Book Value December 31, 2013 (In thousands of Dollars)
Hyundai Together	13,100	2012	$179,493	$163,535	$169,092
Hyundai Tenacity	13,100	2012	178,941	163,356	168,856
Hyundai Speed	13,100	2012	179,849	165,551	171,084
Hyundai Smart	13,100	2012	179,800	164,972	170,498
Hyundai Ambition	13,100	2012	180,096	166,110	171,654
Hanjin Germany	10,100	2011	155,318	137,028	141,771
Hanjin Italy	10,100	2011	155,434	137,488	142,230
Hanjin Greece	10,100	2011	155,190	137,639	142,410
CSCL Le Havre	9,580	2006	83,168	63,241	65,575
CSCL Pusan	9,580	2006	82,345	62,120	64,404

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2014 (In thousands of Dollars)	Net Book Value December 31, 2013 (In thousands of Dollars)
CMA CGM Melisande	8,530	2012	123,932	113,206	117,019
CMA CGM Attila	8,530	2011	120,596	107,832	111,519
CMA CGM Tancredi	8,530	2011	122,692	110,148	113,882
CMA CGM Bianca	8,530	2011	122,406	110,555	114,279
CMA CGM Samson	8,530	2011	121,995	110,695	114,433
CSCL America	8,468	2004	69,696	49,223	51,097
CSCL Europe	8,468	2004	68,961	48,307	50,174
CMA CGM Moliere	6,500	2009	97,769	82,037	84,985
CMA CGM Musset	6,500	2010	97,819	83,431	86,367
CMA CGM Nerval	6,500	2010	97,783	83,938	86,889
CMA CGM Rabelais	6,500	2010	98,290	84,747	87,699
CMA CGM Racine	6,500	2010	97,697	84,609	87,543
YM Mandate	6,500	2010	104,069	89,178	92,400
YM Maturity	6,500	2010	104,356	90,220	93,425
MOL Performance(4)	6,402	2002	18,495	18,404	—
MOL Priority(4)	6,402	2002	18,475	18,385	—
Commodore(3)	4,651	1992	—	—	8,533
Duka(3)	4,651	1992	—	—	9,300
Federal	4,651	1994	27,348	8,533	8,742
Marathonas(3)	4,814	1991	—	—	9,274
Messologi(3)	4,814	1991	—	—	9,061
Mytilini(3)	4,814	1991	—	—	8,859
SNL Colombo(5)	4,300	2004	61,839	45,479	47,573
YM Singapore(5)	4,300	2004	61,834	46,641	48,739
YM Seattle(5)	4,253	2007	72,094	55,745	57,932
YM Vancouver(5)	4,253	2007	72,296	56,370	58,579
ZIM Rio Grande(5)	4,253	2008	65,246	52,195	54,186
ZIM Sao Paolo(5)	4,253	2008	65,432	52,779	54,797
OOCL Istanbul(5)	4,253	2008	65,427	53,005	55,023
ZIM Monaco(5)	4,253	2009	65,867	53,685	55,763
OOCL Novorossiysk(5)	4,253	2009	65,383	53,780	55,857
ZIM Luanda(5)	4,253	2009	65,730	54,552	56,615
Derby D(5)	4,253	2004	35,136	24,167	25,141
Deva(5)	4,253	2004	34,649	23,721	24,677
Dimitris C(5)	3,430	2001	15,201	14,517	15,006
Hanjin Santos(5)	3,400	2010	59,857	51,481	53,339
Hanjin Versailles(5)	3,400	2010	59,730	51,868	53,721
Hanjin Algeciras(5)	3,400	2011	59,980	52,629	54,492
Hanjin Buenos Aires(5)	3,400	2010	59,766	51,202	53,057
Hanjin Constantza(5)	3,400	2011	60,456	53,453	55,305
MSC Zebra(5)	2,602	2001	12,213	11,564	10,915
Niledutch Palanca(5)	2,524	2001	12,479	11,892	12,245
Amalia C(5)	2,452	1998	7,632	7,129	7,306
Hyundai Advance(2)	2,200	1997	21,504	11,050	22,094
Hyundai Future(2)	2,200	1997	21,806	11,219	22,130
Hyundai Sprinter(2)	2,200	1997	21,649	11,229	22,172
Hyundai Stride(2)	2,200	1997	21,449	11,050	22,186

Vessel	TEU	Year Built	Cost of Vessel(1) (In thousands of Dollars)	Net Book Value December 31, 2014 (In thousands of Dollars)	Net Book Value December 31, 2013 (In thousands of Dollars)
Hyundai Progress(2)	2,200	1998	21,840	12,183	22,576
Hyundai Bridge(2)	2,200	1998	21,950	12,260	23,077
Hyundai Highway(2)	2,200	1998	21,942	12,240	23,074
Hyundai Vladivostok(2)	2,200	1997	21,332	10,765	21,986

Total				$3,624,338	$3,842,617

(1)
The cost of vessel comprises of the initial purchase price and other additions since the date of purchase, or in relation to vessels built by us, the contract price, items capitalized during the construction period and additions since the delivery of the vessels.

(2)
As of December 31, 2014, we recorded an impairment loss of $75.8 million in aggregate for all 8 vessels, with each vessel written down to its fair value.

(3)
Vessels sold during the year ended December 31, 2014.

(4)
Vessels acquired during the year ended December 31, 2014.

(5)
Indicates vessels for which, as of December 31, 2014, the estimated market value is lower than the vessel's carrying value. The aggregate carrying value of these 21 vessels exceeded their aggregate estimated market value by approximately $182.0 million as of December 31, 2014 and by approximately $154.9 million as of December 31, 2013 in relation to 18 vessels, excluding the Amalia C, MSC Zebra and Niledutch Palanca which had estimated market values in excess of their carrying values as of such date. The aggregate increase in the amount by which the carrying values exceeded the estimated market values for these 21 vessels as of December 31, 2014 as compared to December 31, 2013 is attributable to the deterioration of containership values as a consequence of reduced demand for seaborne transportation of containerized cargoes due to the weak global economic environment. We believe, however, that each of these 21 vessels, 16 of which are currently under long-term time charters expiring from October 2017 through May 2021 and five of which are currently under time charters expiring from March 2015 through January 2016, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with management's impairment assessment. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life. Other than 26 vessels which had aggregate carrying values that were $187.5 million in excess of their aggregate estimated market values as of December 31, 2013, which included the 8 vessels for which we recognized an impairment charge as of December 31, 2014 as detailed in the above table, no other vessels had carrying values in excess of their estimated market values as of December 31, 2013.

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

        In connection with the impairment testing of our vessels as of December 31, 2014, for the 21 vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these 21 vessels, including the break even charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Vessel/Year Built	Break Even re-chartering rate(5) ($ per day)	Assumed Rechartering Rate(6)/Percentage difference between break even and assumed re-chartering rates(7) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
10 × 4,253 & 2 × 4,300 TEU vessels (2004 - 2009)(1)	$14,174	$19,079 / 25.7%	$8,597	$9,127	$13,341	$20,798	$23,120
5 × 3,400 TEU vessels (2010 - 2011)(2)	$12,971	$17,000 / 23.7%	$7,631	$7,981	$10,944	$17,537	$19,446
1 × 3,430 TEU geared vessel (2001)(3)	$11,862	$13,323 / 11.0%	$8,222	$8,603	$11,829	$18,935	$20,997
2 × 2,500 TEU & 1 × 2,600 TEU geared vessels (1998 - 2001)(4)	$11,218	$11,992 / 6.5%	$7,245	$7,436	$9,373	$15,610	$17,242

(1)
Six of our 4,253 TEU containerships are under long-term time charter contracts with ZIM Integrated Shipping Services with the earliest expiration dates of the charters being as follows: the ZIM Rio Grande, on May 20, 2020, the ZIM Sao Paolo, on August 8, 2020, the OOCL Istanbul, on September 19, 2020, the ZIM Monaco, on November 18, 2020, the OOCL Novorossiysk, on February 14, 2021 and the ZIM Luanda, on May 12, 2021. Two of our 4,253 containerships are under long-term time charter contracts with Yang Ming with the earliest expiration dates of the charters being as follows: the YM Seattle, on July 10, 2019 and the Vancouver, on September 27, 2019. One of our 4,253 TEU containership is under short-term time charter contract with CMA CGM with the earliest expiration date of the Derby D, on January 22, 2016. One of our 4,253 TEU containership is under short-term time charter contract with Yang Ming with the earliest expiration date of the Deva, on May 24, 2015. Two of our 4,300 TEU containerships are under long-term time charter contracts with Yang Ming with the earliest expiration dates of the charters being as follows: the SNL Colombo, on March 5, 2019 and the YM Singapore, on October 28, 2019.

(2)
Our five 3,400 TEU containerships are under long-term time charter contracts with Hanjin with the earliest expiration dates of the charters being as follows: the Hanjin Buenos Aires, on March 27, 2020, the Hanjin Santos, on May 6, 2020, the Hanjin Versailles, on August 11, 2020, the Hanjin Algeciras, on November 28, 2020, the Hanjin Constantza, on February 15, 2021.

(3)
Our one 3,430 TEU containership is under short-term time charter contract with CMA CGM with the earliest expiration date of the charter of the Dimitris C, on September 14, 2015.

(4)
One 2,500 TEU containership is under short-term time charter contract with CMA CGM with the earliest expiration date of the Amalia C, on March 26, 2015. One 2,500 TEU containership is under short-term time charter contract with Niledutch with the earliest expiration date of the Niledutch Palanca, on August 3, 2015. One 2,600 TEU containership is under long-term time charter contract with MSC with the earliest expiration date of the MSC Zebra, on October 30, 2017.

(5)
The break even re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the break even re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $182.0 million as of December 31, 2014.

(6)
Re-chartering rate used in our impairment testing as of December 31, 2014, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(7)
The variance in percentage points of the break even re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2014 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts of our ten 4,253 TEU and two 4,300 TEU vessels, five 3,400 TEU vessels, one 3,430 TEU geared vessel, one 2,600 TEU geared vessel and two 2,500 TEU geared vessels, then the carrying values of the respective vessels, which are currently under time charters expiring from

March 2015 through May 2021, would not have been recovered. As noted above, we believe that the appropriate historical period to be used as a reference for the purposes of impairment testing of these vessels should be over 10 years as such averages take into account the volatility and cyclicality of the market. Additionally, on the premise of a 30 year useful life, given that these vessels will have a remaining life above 10 years when they come off charter, the historical 10 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        We also performed a sensitivity analysis on the other 26 vessels identified as having current market values exceeding their carrying values, which indicated that if we had used the historical average one-year charter rates for corresponding size vessels (for our five 13,100 TEU vessels, rates for 9,500 to 10,100 TEU vessels were used for purposes of this sensitivity analysis) for the most recent 1, 3 or 5 year periods, the cash flow forecasts would still have resulted in each vessel's carrying cost being recovered for all vessels. The break even re-chartering rates for all 26 vessels ranged from zero, in two cases, and otherwise, from $11,940 to $15,230 per day. We believe that each of these 26 vessels, which had an average remaining useful life of 25 years, an average remaining charter duration of 7 years and an average useful life after the end of their current charters of 18 years, can be reasonably anticipated to recover their carrying values through the end of their useful lives. Furthermore, as discussed above, the Company's internal analysis suggested that each of these vessels had a market value in excess of its carrying value as of December 31, 2014.

Recent Accounting Pronouncements

        In May 2014, the FASB issued No. ASU 2014-09 "Revenue from Contracts with Customers" clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 27, 2015, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	59	President and CEO and Class I Director
Iraklis Prokopakis	64	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	42	Chief Financial Officer and Secretary
Dimitris Vastarouchas	47	Deputy Chief Operating Officer
George Economou	62	Class II Director
Myles R. Itkin	67	Class I Director
Miklós Konkoly-Thege	72	Class III Director
Robert A. Mundell	83	Class I Director
William Repko	65	Class II Director

        The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2017 and the term of our Class III directors expires in 2016. Certain biographical information about each of these individuals is set forth below.

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

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 37 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners' Committee of the Korean Register of Shipping.

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 20 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led a variety of projects, the latest being the successfully concluded comprehensive financing plan of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 18 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Net Norske Veritas.

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 38 years of experience in the maritime industry. Mr. Economou began his career in 1976 and worked in shipping companies mostly in New York before starting his own company in 1986. Between 1986 and 1991, he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. He has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the company public in February 2005, on NASDAQ under the trading symbol: DRYS.

Mr. Economou has overseen the company's growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW, an owner of rigs and ships involved in ultra deep water drilling, which is also trading on NASDAQ under the trading symbol: ORIG. Mr. Economou is a board member of the Union of Greek Shipowners. Mr. Economou is also a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

        Myles R. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013, at which time he retired. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

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

        William Repko has been a member of our board of directors since July 2014. Mr. Repko has nearly 40 years of investing, finance and restructuring experience. Mr. Repko retired from Evercore Partners in February 2014 where he had served as a senior advisor, senior managing director and was a co-founder of the firm's Restructuring and Debt Capital Markets Group since September 2005. Prior to joining Evercore Partners Inc., Mr. Repko served as chairman and head of the Restructuring Group at J.P. Morgan Chase, a leading investment banking firm, where he focused on providing comprehensive solutions to clients' liquidity and reorganization challenges. In 1973, Mr. Repko joined Manufacturers Hanover Trust Company, a commercial bank, which after a series of mergers became part of J.P. Morgan Chase. Mr. Repko has been named to the Turnaround Management Association (TMA)-sponsored Turnaround, Restructuring and Distressed Investing Industry Hall of Fame. Mr. Repko has served on the Board of Directors of Stellus Capital Investment Corporation (SCM:NYSE) since 2012 and is Chairman of its Compensation Committee and serves on the Audit Committee. Mr. Repko received his B.S. in Finance from Lehigh University.

Compensation of Directors and Senior Management

        Non-executive directors receive annual fees of $70,000 per annum beginning January 1, 2015 (previously $62,500 per annum), plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under "—Equity Compensation Plan." We do not have service contracts with any of our directors. Prior to 2013, when we ceased to directly employ and compensate our executive officers, as described below, we had employment agreements with two directors who are also executive officers of our company.

        Beginning on January 1, 2013, we ceased to directly employ and compensate our executive officers and our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. In 2014 and 2013 we paid our manager a fee of €1.47 million ($1.92 million) and €1.4 million ($1.86 million), respectively, for such services. We paid €1.36 million ($1.77 million) in aggregate compensation to these executive officers during the year ended December 31, 2012. We will also pay any incentive compensation our board of directors determines, in its sole discretion, is payable for the services of such officers. Our executive officers remain eligible, in the discretion of our board of directors and compensation committee, for restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

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

Employees

        From January 1, 2013, our Manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer under our Management Agreement, Danaos Shipping, and prior to that time were directly employed by us, other than our Deputy Chief Operating Officer with whom we previously had a services agreement. Approximately 1,287 officers and crew members served on board the vessels we own as of December 31, 2014, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2014 and February 27, 2015, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

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

        During the year ended December 31, 2014, the board of directors held seven meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Mundell who attended two of the seven meetings of the Board and one of the three meetings of the Nominating Committee, Mr. Economou who attended two of the seven meetings of the Board and Mr. Fogarty who attended three of the four meetings of the Board that took place prior to his departure. Our board of directors has determined that each of Messrs. Economou, Itkin, Konkoly-Thege, Repko, Dr. Mundell and Andrew Fogarty was independent (within the requirements of the NYSE and SEC). Mr. Andrew Fogarty departed the board of directors after not standing for re-election at our July 2014 annual shareholders meeting.

        To promote open discussion among the independent directors, those directors met, in 2014, four times in regularly scheduled and two times in ad hoc executive sessions without participation of our company's management and will continue to do so in 2015. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2014, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Miklós Konkoly-Thege (chairman); Iraklis Prokopakis and William Repko. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans,

(7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2014, there were two tmeetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Myles R. Itkin (chairman), Robert A. Mundell and Iraklis Prokopakis. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2014, there were three meetings of the nominating and corporate governance committee.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods.As of December 10, 2014, the Company granted 115,185 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.6 million representing the fair value of the stock granted as at the date of grant, which will be issued in 2015 to be distributed to the employees of the Manager in settlement of the shares granted in 2014. As of December 12, 2013, the Company granted 16,066 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.75 million representing the fair value of the stock granted as at the date of grant, which were issued in 2014 and distributed to the employees of the Manager in settlement of the shares granted in 2013. As of December 12, 2012, the Company granted 35,101 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which were issued in 2013 and distributed to the employees of the Manager in settlement of the shares granted in 2012. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2014 and 2013, none of the directors elected to receive in Company shares his compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. On the last business day of each quarter of 2014, 2013 and 2012, rights to receive nil, nil and 13,613 shares in aggregate for the years ended December 31, 2014, 2013 and 2012, respectively, were credited to the Director's Share Payment Account. As of December 31, 2014, 2013 and 2012, respectively nil, nil and $0.05 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Company issued 13,613 new shares of common stock in 2013, which were distributed to its directors in settlement of the shares granted in 2012. Refer to Note 21, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the trustee of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.8% of our outstanding common stock as of February 27, 2015. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of December 31, 2014. From January 1, 2013, our Manager also provides us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $16.3 million in 2014, $15.0 million in 2013 and $15.0 million in 2012. The related expenses are shown under "General and administrative expenses" on the Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $10.6 million and $14.5 million as of December 31, 2014 and 2013, respectively.

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

  •
  administrative services, which include, in each direction of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business (our Manager provides these administrative services at its own cost and in return therefore receives the commercial, technical and administrative services fees); and

  •
  commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time (our Manager provides these commercial services at its own cost and in return therefore receives the commercial, technical and administrative services fees).

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

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. For 2015 we will pay our manager the following fees: (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, on January 1, 2013, our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. For these services we paid our manager a fee of €1.47 million, ($1.92 million) in 2014 and €1.4 million ($1.86 million) in 2013. As described above under "Item 6. Directors, Senior Management and Employees-Compensation of Directors and Senior Management," we will also reimburse our Manager for any severance payable to such executive officers. Previously, we had directly compensated and employed, other than our Deputy Chief Operating Officer with whom we had a services agreement, our executive officers.

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

        Because the restrictions in the Bank Agreement dated January 24, 2011 among the Company, its subsidiaries, The Royal Bank of Scotland PLC and the other financial institutions named therein, effectively prevent us from acquiring additional containerships meeting the expressed preferences of our liner company clients for newbuildings and other recently built containerships which would employ the latest energy efficient design and technology and take full advantage of the economies offered by the widening of the Panama Canal, a committee of independent directors determined that these restrictions will not apply, subject to the limitations described below, to containerships or drybulk carriers acquired, or whose acquisition is funded solely with equity capital committed (together with debt whenever arranged), while the restrictions in the Bank Agreement continue to apply to us in their current form. Any such containership acquisitions may not in the aggregate exceed one-third of the total assets of the Company, determined on a book value basis. The Company's vessels will also have a chartering priority over any vessels of similar TEU capacity acquired by an entity in which Dr. Coustas has a direct or indirect investment during the period of the stated restrictions in the restrictive covenant agreement with Dr. Coustas and the management fees charged to the Company under its management agreement will be no higher than the fees charged in respect of any such vessels. As of the date of this report, no vessels have been acquired pursuant to the foregoing arrangement.

        The committee of independent directors also concluded that, given the restrictions in the Bank Agreement, the Company, during the term of the Bank Agreement, could not exercise any right of first refusal afforded it under the restrictive covenant agreement as described above and therefore the parties to that agreement could acquire, operate and, under our management agreement, manage without contractual restriction any number of containerships in competition with the Company, and that the limits on the aggregate amount of containership acquisitions, a requirement for management fee parity and a right of first refusal on chartering opportunities should afford a level of competitive protection to the Company not currently available in respect of vessel acquisition opportunities declined by the Company in accordance with the terms of the restrictive covenant agreement described above. The committee also concluded that the ownership, operation or management of drybulk carriers is not complementary to the Company's current or contemplated business. In coming to its conclusion, the committee believed that this arrangement should help preserve the manager's relationship with our liner company clients and forestall our competitors' ability to capitalize on the restrictions under which we are operating because of the Bank Agreement.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2014, 2013 and 2012, we paid premiums of $8.5 million, $9.6 million and $10.4 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 27, 2015 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 27, 2015 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,764,368 shares of common stock outstanding as of February 27, 2015. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	61.8%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	471,384	*
Evangelos Chatzis Chief Financial Officer and Secretary	125,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
George Economou(2) Director	11,471,621	10.5%
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	86,966	*
Robert A. Mundell Director	—	—
William Repko Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	67,828,140	61.8%
Sphinx Investments Corp.(3)	11,471,621	10.5%
All executive officers and directors as a group (9 persons)	80,073,042	72.9%

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

(3)
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

        As of February 27, 2015, we had approximately six stockholders of record, four of which were located in the United States and held an aggregate of 109,559,368 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 109,557,118 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 79,858,111 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and no shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

        Dividend Policy.    Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. Declaration and payment of any future dividend is subject to the discretion of our board of directors. In addition, under the Bank Agreement relating to various of our credit facilities other, we generally will not be permitted to pay cash dividends or repurchase shares of our capital stock through December 31, 2018, absent a substantial reduction in our leverage. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to dividend payments, if any.

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

	High	Low
2010	$5.25	$3.50
2011	$7.87	$2.65
2012	$4.88	$2.44
2013 (Annual)	$4.90	$2.76
First Quarter	4.25	2.76
Second Quarter	4.50	3.40
Third Quarter	4.86	3.67
Fourth Quarter	4.90	3.68
2014 (Annual)	$7.75	$3.96
First Quarter	7.75	4.83
Second Quarter	7.50	5.07
Third Quarter	6.18	4.97
Fourth Quarter	6.47	3.96
August 2014	6.18	5.33
September 2014	5.84	4.97
October 2014	5.48	3.96
November 2014	6.47	5.44
December 2014	5.98	5.02
2015 First Quarter (through February 2015)	$6.35	$4.56
January 2015	5.60	4.66
February 2015	6.35	4.56

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2014 and February 27, 2015, 109,669,429 shares and 109,764,368 shares, respectively, were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2014 and February 27, 2015, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

        For a description of the Amended and Restated Management Agreement, dated as of December 31, 2014, between Danaos Shipping Company Limited and Danaos Corporation, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

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

        For a description of the Restructuring Agreement, dated January 24, 2011, between the Company, its subsidiaries and its lenders and swap- counterparties and lenders and the Company's credit facilities and financing arrangements, please see "Item 5. Operating and Financial Review and Prospects—Bank Agreement." For additional information regarding our credit facilities, including the financial covenants contained therein, see Note 12 to our consolidated financial statements included elsewhere in this annual report.

        For a description of the Subscription Agreements, dated August 6, 2010, between the Company and certain investors, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Common Stock Sale."

Exchange Controls and Other Limitations Affecting Stockholders

        Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non- resident holders of our common stock.

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

        Each stockholder is urged to consult their tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S, as well as U.S. federal tax returns that may be required of them.

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

        Shipping income attributable to transportation exclusively between non- United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2014, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2014 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2014 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2014 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

  Distributions with Respect to Common Stock

        Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121- day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

        We may hold, directly or indirectly, interests in other entities that are PFICs ("Subsidiary PFICs"). If we are a PFIC, each United States Holder will be treated as owning its pro-rata share by value of the stock of any such Subsidiary PFICs.

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2014. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

  Taxation of United States Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a United States Holder of our common stock would be allowed to make a "mark-to- market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

  Taxation of United States Holders Not Making a Timely QEF or Mark- to-Market Election

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

        If we were treated as a "controlled foreign corporation" for United States tax purposes for the taxable year that included the termination date, then a United States Holder could make a deemed dividend election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro-rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described in the second preceding paragraph. The United States Holder would increase his, her or its basis in our common stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we will generally be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, common stock having 10% or more of the total voting power of our common stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our common stock.

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

  Sale, Exchange or Other Disposition of Common Stock or Warrants

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or warrants, or an exercise of warrants, unless:

  •
  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non- United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

  •
  the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2014 and 2013 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2014	Fair Value December 31, 2013
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(2,011)	$(11,586)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	—	(2,052)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	—	(6,732)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	(4,246)	(8,919)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	(4,248)	(8,869)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	—	(17,298)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	(2,895)	(12,520)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	(3,008)	(12,738)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	—	(9,797)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	(10,167)	(21,774)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	(4,249)	(8,754)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	(9,524)	(17,870)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	(8,428)	(17,067)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	(3,763)	(12,532)

							$(52,539)	$(168,508)

ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	$(617)	$382
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	(264)	504

Total fair value of swap liabilities							$(53,420)	$(167,622)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2014 and 2013 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2014	Fair Value December 31, 2013
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$302	$747
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	362	839

Total fair value							$664	$1,586

        The total fair value change of the interest rate swaps for the years ended December 31, 2014, 2013 and 2012, amounted to $(0.9) million, $(1.3) million and $(1.1) million, respectively, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related asset of $0.7 million and $1.6 million as of December 31, 2014 and 2013, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        We reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to our earnings unrealized losses an amount of $0.6 million and $0.6 million for the years ended December 31, 2014 and 2013 respectively (following the hedge accounting discontinuance as of July 1, 2012). The fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.6 million gain and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The amortization of fair value of hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.3 million and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives" The related liability of the fair value hedged debt of $1.0 million and $1.6 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2014 and 2013, respectively.

  Cash Flow Interest Rate Swap Hedges

        We, according to our long-term strategic plan to maintain relative stability in our interest rate exposure, have decided to swap part of our interest expenses from floating to fixed. To this effect, we entered into interest rate swap transactions with varying start and maturity dates, in order to pro- actively and efficiently manage our floating rate exposure.

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

        We recorded in the consolidated Statements of Operations unrealized gains/(losses) of $114.2 million, $139.4 million and $64.9 million in relation to fair value changes of interest rate swaps for the years ended December 31, 2014, 2013 and 2012, respectively, as well as hedge ineffectiveness gains/(losses) of nil, nil and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. Furthermore, deferred realized losses of nil were reclassified from "Accumulated other comprehensive loss" in the consolidated balance sheets to the consolidated Statements of Operations as of and for the years ended December 31, 2014, 2013 and 2012, respectively, as well as $88.9 million and $116.6 million unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2014 and, 2013, respectively (following the hedge accounting discontinuance as of July 1, 2012). The total fair value change of the interest rate swaps for the years ended December 31, 2014 and 2013, amounted to $114.2 million and $139.4 million, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of nil, nil and $7.0 million were recorded in other comprehensive loss for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, an amount of $4.0 million, $4.0 million and $3.5 million was reclassified into earnings for the years ended December 31, 2014, 2013 and 2012, respectively, representing amortization over the depreciable life of the vessels.

        We were in an over-hedged position under our cash flow interest rate swaps, which were due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from our private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were nil, nil and $19.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. The over-hedged position described above was gradually reduced and ultimately eliminated in 2012, following the delivery of all remaining newbuildings and the full drawdown of all credit facilities.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2014, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2014 would result in a decrease of approximately $2.0 million in our earnings in 2015. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2014 we incurred approximately 31.1% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2014, approximately 36.5% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2014. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2014, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2014, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

  15D. Change in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Audit Committee consists of three independent directors, Myles R. Itkin, who is the chairman of the committee, Miklos Konkoly-Thege and William Repko. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is a United States Certified Public Accountant and independent in accordance with the listing standards of the New York Stock Exchange and SEC rules.

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2014.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2014 and 2013.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2014 and 2013 and breaks down these amounts by the category of service.

	2014	2013
	(in thousands of dollars)
Audit fees	$415.7	$427.7

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in these categories in 2014 or 2013.

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

        We did not repurchase any shares of our common stock in 2014, 2013, 2012 or 2011.

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

        The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, a non-independent director, who is a member of our management who also serves on our board of directors, serves on the compensation committee of our board of directors and on the nominating and corporate governance committee of our board of directors.

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

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-51 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1(8)
4.5	2006 Equity Compensation Plan(1)
4.5.1	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.10	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.11	Loan Agreement, dated February 15, 2008, with Credit Agricole (formerly Emporiki Bank of Greece S.A.)(3)
4.12	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)
4.13	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)

Number	Description
4.14	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.15	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.16	Loan Agreement, dated February 2, 2009, with Commerzbank (formerly Deutsche Schiffsbank), Credit Suisse and Credit Agricole (formerly Emporiki Bank)(4)
4.17	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.18	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.19	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.20	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)
4.21	Credit Facility, dated February 21, 2011, with Citi (acting as an agent), ABN Amro and CEXIM(8)
4.21.1	Amended and Restated Facility Agreement with Citibank N.A. (acting as an agent), ABN Amro and CEXIM(13)
4.22	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)
4.23	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)
4.24	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)
4.25
Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Commerzbank (formerly Deutsche Schiffsbank Aktiengesellschaft) and Credit Agricole (formerly Emporiki Bank of Greece S.A.)(8)
4.26	Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)
4.27	Hyundai Vendor Financing Agreements(8)
4.28	Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)
4.29	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)
4.30	Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012(11)
8	Subsidiaries
11.1	Code of Business Conduct and Ethics(2)

Number	Description
11.2	Code of Conduct(2)
11.3	Code of Ethics(2)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
13.1
Certification of Chief Executive Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2
Certification of Chief Financial Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Independent Registered Public Accounting Firm
101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

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

Date: March 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2014 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 10, 2015

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2014	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$57,730	$68,153
Restricted cash, current portion	3	2,824	14,717
Accounts receivable, net		7,904	8,038
Inventories		11,665	14,496
Prepaid expenses		713	819
Due from related parties	13	10,597	14,459
Other current assets	6	11,640	6,184

Total current assets		103,073	126,866

Fixed assets, net	4	3,624,338	3,842,617
Deferred charges, net	5	55,275	67,949
Other non-current assets	7,15b	68,506	29,120

Total non-current assets		3,748,119	3,939,686

Total assets		$3,851,192	$4,066,552

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	8	$12,510	$13,124
Accrued liabilities	9	24,705	30,911
Current portion of long-term debt	12	178,116	146,462
Current portion of vendor financing	12	46,530	57,388
Unearned revenue	7	13,719	7,305
Other current liabilities	10,15a	52,502	114,698

Total current liabilities		328,082	369,888

LONG-TERM LIABILITIES
Long-term debt, net of current portion	12	2,773,004	2,965,641
Vendor financing, net of current portion	12	17,837	64,367
Unearned revenue, net of current portion	7	30,412	—
Other long-term liabilities	10,15a	13,708	68,180

Total long-term liabilities		2,834,961	3,098,188

Total liabilities		3,163,043	3,468,076

Commitments and Contingencies	18	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2014 and 2013)	21	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2014 and 2013. 109,669,429 and 109,653,363 issued and outstanding as of December 31, 2014 and 2013, respectively)	21	1,097	1,097
Additional paid-in capital		546,735	546,097
Accumulated other comprehensive loss	15a	(139,742)	(232,697)
Retained earnings		280,059	283,979

Total stockholders' equity		688,149	598,476

Total liabilities and stockholders' equity		$3,851,192	$4,066,552

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2014	2013	2012
OPERATING REVENUES	17	$552,091	$588,117	$589,009
OPERATING EXPENSES:
Voyage expenses		(12,974)	(11,770)	(13,503)
Vessel operating expenses		(113,755)	(122,074)	(123,356)
Depreciation	4	(137,061)	(137,414)	(143,938)
Amortization of deferred drydocking and special survey costs	5	(4,387)	(5,482)	(6,070)
Impairment loss	23	(75,776)	(19,004)	(129,630)
General and administrative expenses		(21,442)	(19,458)	(20,379)
Gain / (Loss) on sale of vessels	19	5,709	(449)	830

Income from operations		192,405	272,466	152,963

OTHER INCOME (EXPENSES):
Interest income		1,703	2,210	1,642
Interest expense		(79,980)	(91,185)	(87,340)
Other finance expenses		(19,757)	(20,120)	(18,107)
Other income/(expenses), net		422	302	811
Net unrealized and realized losses on derivatives	15	(98,713)	(126,150)	(155,173)

Total Other Expenses, net		(196,325)	(234,943)	(258,167)

Net (Loss)/ Income		$(3,920)	$37,523	$(105,204)

(LOSS) / EARNINGS PER SHARE
Basic and diluted net (loss) / income per share	22	$(0.04)	$0.34	$(0.96)

Basic and diluted weighted average number of shares		109,676,056	109,654,199	109,612,737

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2014	2013	2012
Net (Loss) / Income		$(3,920)	$37,523	$(105,204)
Other Comprehensive Income/(Loss)
Change in fair value of financial instruments		—	—	40,536
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings		—	—	(7,035)
Amortization of deferred realized losses on cash flow hedges		4,016	4,017	3,524
Reclassification of unrealized losses to earnings		88,939	116,557	65,809

Total Other Comprehensive Income		92,955	120,574	102,834

Comprehensive Income/(Loss)		$89,035	$158,097	$(2,370)

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock		Treasury Stock
						Accumulated other comprehensive loss
	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital		Retained earnings	Total
As of January 1, 2012	109,564	$1,096	—	—	$545,884	$(456,105)	$351,660	$442,535
Net Loss	—	—	—	—	—	—	(105,204)	(105,204)
Net movement in other comprehensive income	—	—	—	—	—	102,834	—	102,834
Issuance of common stock	40	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	139	—	—	139

As of December 31, 2012	109,604	$1,096	—	$—	$546,023	$(353,271)	$246,456	$440,304

Net Income	—	—	—	—	—	—	37,523	37,523
Net movement in other comprehensive income	—	—	—	—	—	120,574	—	120,574
Issuance of common stock	49	1	—	—	(1)	—	—	—
Stock compensation	—	—	—	—	75	—	—	75

As of December 31, 2013	109,653	$1,097	—	$—	$546,097	$(232,697)	$283,979	$598,476

Net Loss	—	—	—	—	—	—	(3,920)	(3,920)
Net movement in other comprehensive income	—	—	—	—	—	92,955	—	92,955
Issuance of common stock	16	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	638	—	—	638

As of December 31, 2014	109,669	1,097	—	$—	$546,735	$(139,742)	$280,059	$688,149

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2014	2013	2012
Cash Flows from operating activities:
Net (loss) / income	$(3,920)	$37,523	$(105,204)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation	137,061	137,414	143,938
Amortization of deferred drydocking and special survey costs	4,387	5,482	6,070
Impairment loss	75,776	19,004	129,630
Amortization of finance costs and written-off finance costs	15,070	15,431	14,314
Exit fees accrued on debt	3,745	3,763	2,762
Payments for drydocking and special survey costs deferred	(6,887)	(283)	(9,308)
(Gain) / Loss on sale of vessels	(5,709)	449	(830)
Stock based compensation	638	75	139
Amortization of deferred realized losses on interest rate swaps	4,016	4,017	3,524
Unrealized (gain)/loss on derivatives	(24,915)	(22,121)	739
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	—	—	(7,035)
(Increase)/decrease in:
Accounts receivable	134	(4,297)	435
Inventories	2,831	3,235	(1,544)
Prepaid expenses	106	(113)	605
Due from related parties	3,862	(1,795)	(3,536)
Other assets, current and non-current	(7,518)	(11,379)	(7,338)
Increase/(decrease) in:
Accounts payable	(614)	(858)	(1,162)
Accrued liabilities	(6,206)	(1,983)	(1,218)
Unearned revenue	(2,306)	1,858	(1,546)
Other liabilities, current and long-term	2,630	3,603	3,123

Net cash provided by operating activities	192,181	189,025	166,558

Cash flows from investing activities:
Vessels under construction and vessels additions	(39,165)	(46,839)	(375,424)
Net proceeds from sale of vessels	50,602	52,926	5,635

Net cash provided by/(used) in investing activities	11,437	6,087	(369,789)

Cash flows from financing activities:
Proceeds from long-term debt	—	—	266,920
Payments on long-term debt	(164,154)	(113,634)	(48,124)
Payments on Vendor financing	(57,388)	(57,387)	(10,857)
Deferred finance costs	(4,392)	(100)	(100)
Decrease/(increase) in restricted cash	11,893	(11,466)	(342)

Net cash (used in)/provided by financing activities	(214,041)	(182,587)	207,497

Net (decrease)/increase in cash and cash equivalents	(10,423)	12,525	4,266

Cash and cash equivalents, beginning of year	68,153	55,628	51,362

Cash and cash equivalents, end of year	$57,730	$68,153	$55,628

Supplementary Cash Flow information
Cash paid for interest, net of capitalized interest	$82,957	$92,887	$84,847
Final installments for delivered vessels financed under Vendor Financing arrangement	$—	$—	$124,855
Non-cash investing and financing activities
Acquisition of debt securities and equity investment	$64,896	$—	$—
Non-cash deferred financing fees	$90	$87	$86

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

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 21, Stockholders' Equity.

        The Company's vessels operate worldwide, carrying containers for many established charterers.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, Significant Accounting Policies) that are under the exclusive management of a related party of the Company (refer to Note 13, Related Party Transactions).

        The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of operation, consolidated statements of comprehensive income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The consolidated companies are referred to as "Danaos," or "the Company."

        As of December 31, 2014, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	MOL Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	MOL Priority	2002	6,402
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Niledutch Palanca	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Vessels sold during 2014
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Duke Marine Inc.	April 14, 2003	Duka	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651

(1)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)
Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is obtained by the Company.

        The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Refer to Note 12, Long-Term Debt, which describes an arrangement under the credit facility with ABN Amro, Lloyds TSB and National Bank of Greece for a variable interest entity.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Reclassifications in Other Comprehensive Income:    The Company had the following reclassifications out of Accumulated Other Comprehensive Loss as of December 31, 2014, 2013 and 2012, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income
		2014	2013	2012
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	4,016	4,017	3,524
Reclassification of unrealized losses to earnings	Net unrealized and realized losses on derivatives	88,939	116,557	65,809

Total Reclassifications		$92,955	$120,574	$69,333

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statement of Operations. The foreign currency exchange gains recognized in the accompanying consolidated Statements of Operations for each of the years ended December 31, 2014, 2013 and 2012 were $0.3 million, $0.04 million and $0.02 million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $57.7 million as of December 31, 2014 (December 31, 2013: $68.2 million) comprised cash balances and short term deposits.

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

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at cost as determined using the first-in, first-out method. Costs of spare parts are expensed as incurred.

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

        As of December 31, 2014, December 31, 2013 and December 31, 2012, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2014, December 31, 2013 and December 31, 2012 in relation to laid up vessels; (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        As of December 31, 2014 and December 31, 2012 the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers (on the basis of a commercial transaction between a willing buyer and a willing seller). As of December 31, 2014, the Company recorded an impairment loss of $75.8 million for eight of its older vessels mainly due to the decrease in the estimated average time charter equivalent rates for the remaining life of the vessels, after the completion of their current contracts. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters, 7 of which were sold in the year ended December 31, 2013.

        No impairment of vessels existed as of December 31, 2013, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

        Investments in Debt Securities:    The Company classifies its debt securities as held-to-maturity based on management's positive intent and ability to hold to maturity. These securities are reported at amortized cost, subject to impairment. Management evaluates securities for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its amortized cost. Consideration is given to: 1) if the Company intends to sell the security (that is, it has decided to sell the security); 2) it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) amortized cost basis; or 3) a credit loss exists—that is, the Company does not expect to recover the entire amortized cost basis of the security (the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

        Investments in Equity Securities:    The Company classifies its equity securities at cost as the Company does not have the ability to exercise significant influence. Management evaluates the equity security for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its cost. Consideration is given to significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates, as well as factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

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

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year time charters, such as those on which the Company chartered 54, 57, 62 containerships in its fleet as of December 31, 2014, 2013 and 2012, respectively, the Company pays for vessel operating expenses. Under bareboat charters, such as those on which the Company chartered two of the containerships in its fleet as of December 31, 2014, 2013 and 2012, respectively, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 13, Related Party Transactions), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

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

        Earnings/(Loss) Per Share:    The Company has presented net income/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted (loss)/income per share for the year ended December 31, 2014, 2013 and 2012, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. Refer to Note 20, Stock Based Compensation.

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan") under the Plan. The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 20, Stock Based Compensation.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in the form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 20, Stock Based Compensation.

Recent Accounting Pronouncements:

        In May 2014, the FASB issued No. ASU 2014-09 "Revenue from Contracts with Customers" clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Restricted Cash

        Restricted cash accounts were as follows as at December 31 (in thousands):

	2014	2013
Retention accounts	$2,824	$2,841
Restricted deposits	—	11,876

Total	$2,824	$14,717

        The Company was required to maintain cash of $2.8 million and $2.8 million as of December 31, 2014 and 2013, respectively, in retention bank accounts as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company's Balance Sheets.

        Furthermore, the Company recorded current restricted cash $0.4 million as of year ended December 31, 2013 in relation to cash collateral for one of its outstanding swaps as of December 31, 2013 which swap expired on December 8, 2014. In addition, on March 27, 2013, the Company entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility. The agreement provided the Company the option to sell, for cash, up to 9 mortgaged vessels (the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo) with the sale proceeds less sale commissions from such vessels' sales to be deposited in a restricted cash account and used to finance the acquisition of new containership vessels no later than December 31, 2013. Any funds remaining in this restricted cash account after that date were to be applied towards prepayment of the respective credit facility. As of December 31, 2013, the Company had concluded the sales of all vessels under the agreement. Furthermore, the Company had acquired a 2,524 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million, a 2,602 TEU containership, the MSC Zebra, built in 2001 for a contract price of $10.1 million, a 2,524 TEU containership, the Niledutch Palanca, built in 2001 for a contract price of $11.9 million and a 3,430 TEU containership, the Dimitris C, built in 2001 for a contract price of $14.9 million. As of December 31, 2013, an amount of $11.4 million was recorded as current restricted cash, which was applied towards prepayment of the respective credit facility on February 18, 2014.

4. Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2013	$4,576,106	$(589,968)	$3,986,138
Additions	46,839	(137,414)	(90,575)
Disposals	(172,226)	119,280	(52,946)

As of December 31, 2013	$4,450,719	$(608,102)	$3,842,617

Additions	39,165	(137,061)	(97,896)
Disposals	(120,376)	75,769	(44,607)
Impairment Loss	(75,776)	—	(75,776)

As of December 31, 2014	$4,293,732	$(669,394)	$3,624,338

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

i.
On February 13, 2013, the Company sold the Independence. The gross sale consideration was $7.0 million. The Independence was 26 years old.

ii.
On February 28, 2013, the Company sold the Henry. The gross sale consideration was $6.1 million. The Henry was 27 years old.

iii.
On March 25, 2013, the Company sold the Pride. The gross sale consideration was $6.5 million. The Pride was 25 years old.

iv.
On May 14, 2013, the Company sold the Honour. The gross sale consideration was $9.1 million. The Honour was 24 years old.

v.
On May 14, 2013, the Company acquired a 2,452 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million.

vi.
On June 13, 2013, the Company sold the Elbe. The gross sale consideration was $5.6 million. The Elbe was 22 years old.

vii.
On June 25, 2013, the Company acquired a 2,602 TEU containership, the Niledutch Zebra (renamed to MSC Zebra), built in 2001 for a contract price of $10.1 million.

viii.
On October 3, 2013, the Company sold the Hope. The gross sale consideration was $8.0 million. The Hope was 24 years old.

ix.
On October 22, 2013, the Company sold the Kalamata. The gross sale consideration was $5.6 million. The Kalamata was 23 years old.

x.
On October 25, 2013, the Company sold the Lotus. The gross sale consideration was $6.8 million. The Lotus was 25 years old.

xi.
On November 12, 2013, the Company sold the Komodo. The gross sale consideration was $5.8 million. The Komodo was 23 years old.

xii.
On November 13, 2013, the Company acquired a 2,524 TEU containership, the Danae C (renamed to Niledutch Palanca), built in 2001 for a contract price of $11.9 million.

xiii.
On November 21, 2013, the Company acquired a 3,430 TEU containership, the Dimitris C, built in 2001 for a contract price of $14.9 million.

xiv.
On February 26, 2014, the Company sold and delivered the Marathonas. The gross sale consideration was $11.5 million. The Marathonas was 23 years old. Refer to Note 19, Sale of Vessels.

xv.
On April 25, 2014, the Company sold and delivered the Commodore. The gross sale consideration was $11.1 million. The Commodore was 22 years old. Refer to Note 19, Sale of Vessels.

xvi.
On May 15, 2014, the Company sold and delivered the Duka. The gross sale consideration was $11.0 million. The Duka was 22 years old. Refer to Note 19, Sale of Vessels.

xvii.
On May 15, 2014, the Company sold and delivered the Mytilini. The gross sale consideration was $12.0 million. The Mytilini was 23 years old. Refer to Note 19, Sale of Vessels.

xviii.
On May 20, 2014, the Company sold and delivered the Messologi. The gross sale consideration was $12.1 million. The Messologi was 23 years old. Refer to Note 19, Sale of Vessels.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

xix.
On November 5, 2014, the Company acquired a 6,402 TEU containership, the MOL Performance, built in 2002 for a contract price of $18.25 million.

xx.
On November 5, 2014, the Company acquired a 6,402 TEU containership, the MOL Priority, built in 2002 for a contract price of $18.25 million.

        As of December 31, 2014, the Company recorded an impairment loss of $75.8 million in relation to eight of its older vessels. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters, 7 of which were sold in the year ended December 31, 2013. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. The Company's assessment concluded that no impairment of vessels existed as of December 31, 2013. Refer to Note 23 Impairment Loss.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $386.4 million as of December 31, 2014 and $404.6 million as of December 31, 2013. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5. Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2013	$9,669	$79,152	$88,821
Additions	283	187	470
Written off amounts	(429)	—	(429)
Amortization	(5,482)	(15,431)	(20,913)

As of December 31, 2013	$4,041	$63,908	$67,949
Additions	6,887	182	7,069
Written off amounts	(286)	(55)	(341)
Amortization	(4,387)	(15,015)	(19,402)

As of December 31, 2014	$6,255	$49,020	$55,275

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Other Current Assets

        Other current assets consisted of the following as at December 31 (in thousands):

	2014	2013
Claims receivable	$7,856	$2,815
Advances to suppliers and other assets	3,784	3,369

Total	$11,640	$6,184

        As of December 31, 2014 and December 31, 2013, claims receivable consist of insurance and other claims. As of December 31, 2014, the Company recorded a claim receivable of $7.0 million in relation to a collision incident of the Hanjin Italy outside Singapore.

7. Other Non-current Assets

        Other non-current assets consisted of the following as at December 31 (in thousands):

	2014	2013
Fair value of swaps	$664	$2,472
Receivable from ZIM	—	25,765
Series 1 ZIM notes, net	6,274	—
Series 2 ZIM notes, net	30,923	—
Equity participation ZIM	28,693	—
Other assets	1,952	883

Total	$68,506	$29,120

        As of July 16, 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels, which had already been implemented beginning in January 2014. The terms also include the receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM's other obligations to the Company which related to the outstanding long term receivable as of December 31, 2013.

        As of July 16, 2014, the Company calculated the fair value of the instruments received from ZIM based on the agreement discussed above, other available information on ZIM, other contracts with similar terms, remaining maturities and interest rates and recorded at fair value an amount of $6.1 million in relation to the Series 1 Notes, $30.1 million in relation to the Series 2 Notes and $28.7 million in relation to its equity participation in ZIM. On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 Notes and Series 2 Notes until the value of the instruments equals their face values on maturity. As of December 31, 2014, the Company recorded $6.3 million in relation to the Series 1 Notes and $30.9 million in relation to the Series 2 Notes and recognized $0.6 million in relation to

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Non-current Assets (Continued)

their fair value unwinding in the consolidated Statements of Operations in "Interest income". Furthermore, as of December 31, 2014, the Company recognized in the consolidated Statements of Operations in "Interest income", a non-cash interest income of $0.4 million in relation to the 2% interest of Series 2 Notes, which is accrued quarterly with deferred cash payment on maturity. The Company will test periodically for impairment of these investments based on the existence of triggering events that indicate ZIM's debt instruments and interest in equity may have been impaired.

        Furthermore, as of July 16, 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels. This amount is recognized in the consolidated Statements of Operations in "Operating revenues" over the remaining life of the respective time charters. During the year ended December 31, 2014, the Company recorded an amount of $2.7 million of unearned revenue amortization in "Operating revenues". As of December 31, 2014, the outstanding balance of the current and non-current portion of unearned revenue in relation to ZIM was $6.0 million and $30.4 million, respectively. Refer to Notes 15c, Financial Instruments—Fair value of Financial Instruments and Note 23—Impairment Loss.

        In respect to the fair value of swaps, refer to Note 15b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

8. Accounts Payable

        Accounts payable consisted of the following as at December 31 (in thousands):

	2014	2013
Suppliers, repairers	$8,613	$9,265
Insurers, agents, brokers	1,843	1,192
Other creditors	2,054	2,667

Total	$12,510	$13,124

9. Accrued Liabilities

        Accrued liabilities consisted of the following as at December 31 (in thousands):

	2014	2013
Accrued payroll	$1,175	$1,140
Accrued interest	9,457	11,614
Accrued expenses	14,073	18,157

Total	$24,705	$30,911

        Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $10.4 million and $14.3 million as of December 31, 2014 and December 31, 2013, respectively, as well as other accruals related to the operation of the Company's fleet of $3.7 million and $3.9 million as of December 31, 2014 and 2013, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Other Current and Long-term Liabilities

        Other current liabilities consisted of the following as at December 31 (in thousands):

	2014	2013
Fair value of swaps	$51,022	$109,431
Other current liabilities	1,480	5,267

Total	$52,502	$114,698

        As of December 31, 2014 and December 31, 2013, other current liabilities mainly consist of $0.7 million and $4.9 million, respectively, in relation to deferred fees accrued in accordance with the Bank Agreement (refer to Note 12, Long-Term Debt), and are recorded at amortized cost.

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2014	2013
Fair value of swaps	$2,398	$59,077
Other long-term liabilities	11,310	9,103

Total	$13,708	$68,180

        In respect to the fair value of swaps, refer to Note 15a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

11. Lease Arrangements

  Charters-out

        The future minimum revenue, expected to be earned on non-cancellable time charters consisted of the following as at December 31, 2014 (in thousands):

2015	$536,022
2016	519,260
2017	489,215
2018	445,822
2019	410,552
2020 and thereafter	1,288,014

Total future revenue	$3,688,885

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt

        Long-term debt as of December 31, 2014 and 2013 consisted of the following (in thousands):

Lender	As of December 31, 2014	Current portion	Long-term portion	As of December 31, 2013	Current portion	Long-term portion
The Royal Bank of Scotland	$678,954	$12,657	$666,297	$683,614	$4,628	$678,986
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	628,513	—	628,513	658,160	11,447	646,713
HSH Nordbank	28,843	7,633	21,210	31,163	2,545	28,618
The Export-Import Bank of Korea ("KEXIM")	18,573	10,369	8,204	28,942	10,369	18,573
The Export-Import Bank of Korea & ABN Amro	56,859	11,250	45,609	68,109	11,250	56,859
Deutsche Bank	174,709	4,786	169,923	177,968	3,251	174,717
Canyon Capital Finance	144,467	8,228	136,239	151,239	6,770	144,469
Credit Suisse	208,585	9,328	199,257	215,613	7,026	208,587
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece	239,896	11,422	228,474	247,001	7,537	239,464
Commerzbank-Credit Suisse-Credit Agricole	274,984	17,327	257,657	288,474	13,489	274,985
The Royal Bank of Scotland (January 2011 Credit Facility)	85,017	15,326	69,691	94,245	9,226	85,019
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	94,812	22,476	72,336	110,396	15,503	94,893
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management -National Bank of Greece (January 2011 Credit Facility)	26,444	6,371	20,073	31,953	5,415	26,538
Sinosure CEXIM-Citi-ABN Amro Credit Facility	142,380	20,340	122,040	162,720	20,340	142,380
Club Facility (January 2011 Credit Facility)	65,457	14,773	50,684	78,001	12,618	65,383
Citi—Eurobank Credit Facility (January 2011 Credit Facility)	69,759	5,830	63,929	74,808	5,048	69,760
Comprehensive Financing Plan exit fees accrued	11,862	—	11,862	8,117	—	8,117
Fair value hedged debt	1,006	—	1,006	1,580	—	1,580

Total long-term debt	$2,951,120	$178,116	$2,773,004	$3,112,103	$146,462	$2,965,641

Hyundai Samho Vendor Financing	$64,367	$46,530	$17,837	$121,755	$57,388	$64,367

        All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

        Maturities of long-term debt for the next five years subsequent to December 31, 2014 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
2015	$155,317	$22,799	$—	$178,116
2016	183,173	85,294	—	268,467
2017	180,430	113,611	—	294,041
2018	204,919	68,008	1,863,681	2,136,608
2019	20,340	—	—	20,340
2020 and thereafter	40,680	—	—	40,680

Total long-term debt	$784,859	$289,712	$1,863,681	$2,938,252

*
The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the Bank Agreement, as such amount will be determinable following the fixed and variable amortization.

        The maturities of long term debt for the twelve month periods subsequent to December 31, 2014 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM and KEXIM ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Maturities of Hyundai Samho vendor financing for the years subsequent to December 31, 2014, are as follows (in thousands):

2015	$46,530
2016	17,837

Total vendor financing	$64,367

        On September 12, 2013, the Company signed a supplemental letter extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of its KEXIM ABN Amro credit facility. More specifically, under the February 9, 2012 supplemental letter the financial covenants were aligned with those set forth in the Bank Agreement (see below), and the interest rate margin was increased by 0.5 percentage points.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

Bank Agreement

        On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company's then existing credit facilities (other than its credit facilities with KEXIM and KEXIM ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the January 2011 Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continued to provide the Company's then outstanding credit facilities and amended the covenants under such credit facilities in accordance with the terms of the Bank Agreement.

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

        The Company was also required to pay an amendment fee equal to 0.5% of the outstanding commitments under each existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon the signing of the Bank Agreement and the remaining 40% was due on December 31, 2014. The Company settled in full this amendment fee by paying $4.3 million on December 23, 2014 and $0.7 million on January 7, 2015. This amendment fee is deferred and amortized over the life of the respective credit facilities with the effective interest method. In addition, the Company is required to pay exit fees, which are discussed in detail below.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

  Principal Payments

        Under the terms of the Bank Agreement (other than the KEXIM and KEXIM ABN Amro credit facilities, which are not covered by the Bank Agreement), the Company is required to make quarterly principal payments in fixed amounts, in relation to the Company's total debt commitments from the Company's lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867

Total						633,016,506

*
The Company may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the Company's consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company's consolidated debt, would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the outstanding credit facilities covered by the Bank Agreement. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro rata portion of payments under its interest rate swap

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

        Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows:

  •
  50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

  •
  any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the January 2011 Credit Facilities, the Sinosure CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the January 2011 Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the January 2011 Credit Facilities and then to the credit facilities covered by the Bank Agreement. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company's respective lenders under its credit facilities covered by the Bank Agreement and the January 2011 Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a "Change of Control" of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) whilst an event of default is continuing, a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

  Covenants and Events of Defaults

        On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of December 31, 2014 and 2013.

        Under the Bank Agreement, the financial covenants under each of the Company's existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants until maturity of the respective facility under the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

supplemental letter dated September 12, 2013 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel's book value.

        Under the terms of the Bank Agreement, the covered credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a breach of the management agreement for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Hanjin Germany and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Greece and customary shipping industry collateral related thereto;

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

        As of December 31, 2014, $341.3 million was outstanding under the above January 2011 Facilities and there were no remaining borrowing availability under the remaining credit facilities.

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

        On October 22, 2014, the Company entered into a supplemental agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility in relation to the use of proceeds from the sale of 5 mortgaged vessels (the Marathonas, the Commodore, the Duka, the Mytilini and the Messologi), all of which were sold during the year ended December 31, 2014 for an aggregate of $55.2 million gross sale proceeds less sale commissions, of which $18.2 million was applied against prepayment of the respective facility on August 18, 2014. The remaining $37.0 million were used to finance the acquisition of two secondhand containership vessels delivered on November 5, 2014. Refer to Note 4, Fixed

        Assets. The Company paid the lenders a fee of $0.09 million for fully utilizing the remaining $37.0 million. This fee is deferred and amortized over the life of the respective credit facility with the effective interest method.

  Principal Payments

        Under the Bank Agreement, the Company was not required to repay any outstanding principal amounts under its January 2011 Credit Facilities until May 15, 2013 and thereafter it is required to

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva , the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, CSCL America and the CSCL Le Havre as collateral in respect of all borrowings from RBS.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

        As of December 31, 2014, $142.4 million was outstanding under the credit facility and there were no remaining borrowing availability under the remaining credit facility

  Covenants, Events of Default and Other Terms

        The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with the Company's Bank Agreement (except for the minimum ratio of the charter free market value of certain vessels, as described in the Bank Agreement, which is not applicable) described above and continues to require the Company to maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%.

        The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a breach of the management agreement for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

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

Hyundai Samho Vendor Financing

        The Company entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of its newbuilding containerships built by Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of December 31, 2014, outstanding balance of this credit facility was $64.4 million.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

Exit Fees

        The Company is required to pay Exit Fees of $25.0 million and, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheets. The Company has recognized an amount of $11.9 million and $8.1 million as of December 31, 2014 and December 31, 2013, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$679.0	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$628.5	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra (ex Niledutch Zebra), the Niledutch Palanca (ex Danae C), the Dimitris C, the MOL Performance and the MOL Priority
Canyon Capital Finance	$144.5	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$174.7	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$208.6	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece	$239.9	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$275.0	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$28.8	The Deva and the Derby D
KEXIM	$18.6	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$56.9	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$94.8	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$85.0	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$26.4	The Hanjin Greece
Club Facility	$65.4	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$69.7	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$142.4	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$64.4	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)
As of December 31, 2014.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        As of December 31, 2014, there was no remaining borrowing availability under any of the Company's credit facilities.

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

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2014, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        As of December 31, 2014, the Company was in compliance with the covenants under its Bank Agreement and its other credit facilities.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2014, 2013 and 2012 was 2.5%, 2.7% and 2.7%, respectively.

        Total interest paid during the years ended December 31, 2014, 2013 and 2012 was $83.0 million, $92.9 million and $90.0 million, respectively.

        The total amount of interest cost incurred in 2014 was $80.0 million (2013: $91.2 million, 2012: $91.0 million). The amount of interest expensed in 2014 was $80.0 million (2013: $91.2 million, 2012: $87.3 million) and the amount of interest capitalized in 2014 was nil (2013: nil, 2012: $3.7 million).

13. Related Party Transactions

        Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

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

        On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. During 2012, the management fee levels remained the same as the 2010 fee levels. Furthermore, the Manager received a flat fee of $0.725 million per newbuilding vessel for the supervision of newbuilding contracts in 2012. The Manager also receives a fee on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet.

        On December 16, 2011, the Company signed an addendum to the management contract adjusting the fee of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, effective January 1, 2012, to a fee of 1.0%. In addition, the Manager receives a fee of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings).

        On December 31, 2012, the Company signed an addendum to the management contract providing that from January 1, 2013, the Manager also provides the Company with the services of its executive officers for a fee of € 1.4 million per year. This fee was increased to € 1.5 million for the year ended December 31, 2014.

        On December 16, 2013, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2014, to a fee of $800 per day, a fee of $400 per vessel per day for vessels on bareboat charter and $800 per vessel per day for vessels on time charter, as well as adjusting the fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, to a fee of 1.25%.

        On December 31, 2014, the Company signed an amended and restated management agreement to supersede the initial agreement signed in 2005 and incorporate all prior amendments. Pursuant to this agreement, effective January 1, 2015, the management fees are adjusted to a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. The fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and the fee of 0.5% based on the contract price of any vessel bought and sold by the manager on the Company's behalf remains the same as per addendum signed in 2013.

        Management fees in 2014 amounted to approximately $16.3 million (2013: $15.0 million, 2012: $15.5 million), which are shown under "General and administrative expenses" on the consolidated Statements of Operations. Commissions to Manager in 2014 amounted to approximately $7.0 million (2013: $5.8 million, 2012: $5.9 million), which are shown under "Voyage expenses" on the consolidated Statements of Operations.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $10.6 million and $14.5 million as of December 31, 2014 and 2013, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2014, 2013 and 2012 the Company paid premiums to The Swedish Club of $8.5 million, $9.6 million and $10.4 million, respectively. As of December 31, 2014 and 2013, the Company did not have any outstanding balance to The Swedish Club.

14. Taxes

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

15. Financial Instruments

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 12, Long-term Debt.

        Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 16, Operating Revenue, for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company's maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2014 and 2013 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2014	Fair Value December 31, 2013
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(2,011)	$(11,586)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	—	(2,052)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	—	(6,732)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	(4,246)	(8,919)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	(4,248)	(8,869)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	—	(17,298)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	(2,895)	(12,520)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	(3,008)	(12,738)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	—	(9,797)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	(10,167)	(21,774)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	(4,249)	(8,754)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	(9,524)	(17,870)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	(8,428)	(17,067)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	(3,763)	(12,532)

							$(52,539)	$(168,508)

ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	$(617)	$382
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	(264)	504

Total fair value of swap liabilities							$(53,420)	$(167,622)

        The Company recorded in the consolidated Statements of Operations unrealized gains/(losses) of $114.2 million, $139.4 million and $64.9 million in relation to fair value changes of interest rate swaps for the years ended December 31, 2014, 2013 and 2012, respectively, as well as hedge ineffectiveness gains/(losses) of nil, nil and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. Furthermore, $88.9 million, $116.6 million and $67.6 million unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2014, 2013 and 2012, respectively (following the hedge accounting discontinuance as of July 1, 2012). The total fair value change of the interest rate swaps for the years ended December 31, 2014, 2013 and 2012amounted to $114.2 million, $139.4 million and $105.4 million, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of nil, nil and $7.0 million were recorded in other comprehensive loss for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, an amount of $4.0 million, $4.0 million and $3.5 million was reclassified into earnings for the years ended December 31, 2014, 2013 and 2012, respectively, representing amortization over the depreciable life of the vessels.

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(in millions)
Total realized losses	$(120.6)	$(145.6)	$(159.7)
Realized losses deferred in Other Comprehensive Loss	—	—	7.0

Realized losses expensed in consolidated Statements of Operations	(120.6)	(145.6)	(152.7)
Amortization of deferred realized losses	(4.0)	(4.0)	(3.5)
Unrealized gains/(losses)	25.2	22.8	(0.9)

Unrealized and realized losses on cash flow interest rate swaps	$(99.4)	$(126.8)	$(157.1)

        The Company was in an over-hedged position under its cash flow interest rate swaps, which was due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller's financing and equity proceeds from the Company's private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were nil, nil and $19.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. The over-hedged position described above was gradually reduced and ultimately eliminated in 2012, following the delivery of all remaining newbuildings and the full drawdown of all credit facilities.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

        On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company's fair value interest rate swap agreements continue to be recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward

        The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2014 and 2013, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2014	Fair Value December 31, 2013
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$302	$747
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	362	839

Total fair value							$664	$1,586

        The total fair value change of the interest rate swaps for the years ended December 31, 2014, 2013 and 2012, amounted to $(0.9) million, $(1.3) million and $(1.1) million, respectively, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related asset of $0.7 million and $1.6 million as of December 31, 2014 and 2013, respectively, is shown under "Other non-current assets" in the consolidated balance sheet.

        The Company reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to its earnings unrealized losses of an amount of $0.6 million and $0.6 million for the years ended December 31, 2014 and 2013 respectively (following the hedge accounting discontinuance as of July 1, 2012). The fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.6 million gain and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The amortization of fair value of hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.3 million and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related liability of the fair value hedged debt of $1.0 million and $1.6 million is shown

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

under "Long-term Debt" in the consolidated balance sheet as of December 31, 2014 and 2013, respectively.

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(in millions)
Unrealized gains/(losses) on swap asset	$(0.9)	$(1.3)	$(1.1)
Unrealized gains/(losses) on fair value of hedged debt	—	—	0.6
Amortization of fair value of hedged debt	—	—	0.3
Reclassification of fair value of hedged debt to Statement of Operations	0.6	0.6	0.3
Realized gains	1.0	1.4	1.8

Unrealized and realized gains on fair value interest rate swaps	$0.7	$0.7	$1.9

  c. Fair Value of Financial Instruments

        The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$664	$—	$664	$—
Liabilities
Interest rate swap contracts	$53,420	$—	$53,420	$—

	Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,472	$—	$2,472	$—
Liabilities
Interest rate swap contracts	$168,508	$—	$168,508	$—

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 15(a)-(b) above for further information on the Company's interest rate swap contracts.

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2014 and 2013, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2014		As of December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$57,730	$57,730	$68,153	$68,153
Restricted cash	$2,824	$2,824	$14,717	$14,717
Accounts receivable, net	$7,904	$7,904	$8,038	$8,038
Due from related parties	$10,597	$10,597	$14,459	$14,459
Receivable from ZIM	—	—	$25,765	$25,765
Series 1 ZIM notes	$6,274	$6,274	—	—
Series 2 ZIM notes	$30,923	$30,923	—	—
Equity investment in ZIM	$28,693	$32,873	—	—
Accounts payable	$12,510	$12,510	$13,124	$13,124
Accrued liabilities	$24,705	$24,705	$30,911	$30,911
Long-term debt, including current portion	$2,951,120	$2,953,327	$3,112,103	$3,114,101
Vendor financing, including current portion	$64,367	$64,026	$121,755	$121,552

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM notes(1)	$6,274	$—	$6,274	$—
Series 2 ZIM notes(1)	$30,923	$—	$30,923	$—
Equity investment in ZIM(1)	$32,873	$—	$32,873	$—
Long-term debt, including current portion(2)	$2,953,327	$—	$2,953,327	$—
Vendor financing, including current portion(3)	$64,026	$—	$64,026	$—
Accrued liabilities(4)	$24,705	$—	$24,705	$—

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

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

        As of December 31, 2013, the Company has written down the value of its long-term receivables from ZIM and recognized a $19.0 million impairment charge with respect to the agreement in principle for a restructuring of ZIMs obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company. Refer to note 23 Impairment Loss and note 7 Other Non-Current Assets.

        The Company's nonfinancial items measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in millions of $)
Fixed Assets, net	$92.0	$—	$92.0	$—

        The Company recorded an impairment loss of $75.8 million on eight of its older vessels as of December 31, 2014, thus reducing the vessels' carrying value at December 31, 2014 from $167.8 million to $92.0 million. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. Refer to Note 23, Impairment Loss.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2014	2013	2012
HMM Korea	28%	27%	24%
CMA CGM	27%	24%	24%
Hanjin	18%	17%	17%
YML	11%	10%	10%

17. Operating Revenue by Geographic Location

        Operating revenue by geographic location for the years ended December 31, was as follows (in thousands):

Continent	2014	2013	2012
Australia—Asia	$389,098	$413,662	$403,697
Europe	162,993	174,455	185,312

Total Revenue	$552,091	$588,117	$589,009

18. Commitments and Contingencies

        There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

19. Sale of Vessels

        The "Gain on sale of vessels" of $5,709 thousands for the year ended December 31, 2014, reflects the following:

        On February 26, 2014, the Company sold and delivered the Marathonas. The gross sale consideration was $11.5 million. The Company realized a net gain on this sale of $0.5 million and net sale proceeds of $9.8 million. The Marathonas was 23 years old.

        On April 25, 2014, the Company sold and delivered the Commodore. The gross sale consideration was $11.1 million. The Company realized a net gain on this sale of $1.0 million and net sale proceeds of $9.7 million. The Commodore was 22 years old.

        On May 15, 2014, the Company sold and delivered the Duka. The gross sale consideration was $11.0 million. The Company realized a net gain on this sale of $0.1 million and net sale proceeds of $9.3 million. The Duka was 22 years old.

        On May 15, 2014, the Company sold and delivered the Mytilini. The gross sale consideration was $12.0 million. The Company realized a net gain on this sale of $2.0 million and net sale proceeds of $10.9 million. The Mytilini was 23 years old.

        On May 20, 2014, the Company sold and delivered the Messologi. The gross sale consideration was $12.1 million. The Company realized a net gain on this sale of $2.1 million and net sale proceeds of $10.9 million. The Messologi was 23 years old.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Sale of Vessels (Continued)

        The "Loss on sale of vessels" of $449 thousand for the year ended December 31, 2013, reflects the following:

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

        The "Gain on sale of vessels" of $0.8 million for the year ended December 31, 2012, reflects the sale of Montreal (ex Hanjin Montreal), on April 27, 2012. The net sale consideration was $5.6 million. The Company realized a net gain on this sale of $0.8 million. The Montreal (ex Hanjin Montreal) was 28 years old and was generating revenue under its time charter, which expired on March 31, 2012.

20. Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time decision by the compensation committee and the Board of Directors, in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager. The plan of the Company's common stock was effective as of December 31,

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Stock Based Compensation (Continued)

2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 10, 2014, the Company granted 115,185 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.6 million representing the fair value of the stock granted as at the date of grant, which will be issued in 2015 to be distributed to the employees of the Manager in settlement of the shares granted in 2014. As of December 12, 2013, the Company granted 16,066 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which were issued in 2014 and distributed to the employees of the Manager in settlement of the shares granted in 2013. As of December 12, 2012, the Company granted 35,101 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which were issued in 2013 and distributed to the employees of the Manager in settlement of the shares granted in 2012.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2014 and 2013, none of the directors elected to receive in Company shares his compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. On the last business day of each quarter of 2014, 2013 and 2012, rights to receive nil, nil and 13,613 shares in aggregate for the years ended December 31, 2014, 2013 and 2012, respectively, were credited to the Director's Share Payment Account. As of December 31, 2014, 2013 and 2012, respectively, nil, nil and $0.05 million were reported in "Additional Paid-in Capital" in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year.

21. Stockholders' Equity

        As of December 31, 2014 and 2013, the shares issued and outstanding were 109,669,429 and 109,653,363, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2014, the Company issued 16,066 shares of common stock, all of which were newly issued shares, to the employees of the Manager (refer to Note 20, Stock Based Compensation). During 2013, the Company issued 49,323 shares of common stock, all of which were newly issued shares, to the employees of the Manager and the directors of the Company (refer to Note 20, Stock Based Compensation).

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Stockholders' Equity (Continued)

        During 2014 and 2013, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 12, Long-term Debt) the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

22. (Loss) / Earnings per Share

        The following table sets forth the computation of basic and diluted earnings/(losses) per share for the years ended December 31 (in thousands):

	2014	2013	2012
Numerator:
Net (loss) / income	$(3,920)	$37,523	$(105,204)
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	109,676.1	109,654.2	109,612.7

        The warrants issued and outstanding amounting to 15,000,000 were excluded from the diluted Earnings/(losses) per Share for the years ended December 31, 2014, 2013 and 2012, because they were antidilutive.

23. Impairment Loss

        As of December 31, 2014, December 31, 2013 and December 31, 2012 the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2014 and December 31, 2012 the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2014, the Company recorded an impairment loss of $75.8 million for eight of its older vessels. As of December 31, 2012, the Company recorded an impairment loss of $129.6 million for thirteen of its older vessels, which were either laid up, or on short-term charters in the spot market, seven of which were sold in the year ended December 31, 2013 (refer to Note 19, Sale of Vessels). No Impairment Loss was recorded in 2013.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Impairment Loss (Continued)

        Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. ("ZIM"), announced that ZIM reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. This agreement included a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and the Company's receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company. Based on these anticipated terms, the Company wrote down the value of its long-term receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto, resulting in an outstanding long-term receivable of $25.8 million as of December 31, 2013 (also refer to Note 7, Other non-current assets).

24. Subsequent Events

        Between January 1, 2015 and March 10, 2015, the Company issued 106,526 new shares of common stock, to the employees of the Manager in respect of grants made in 2014, as described in Note 20, Stock Based Compensation.