Form 20-F
period 2015-12-31
Danaos Corp
filed 2016-03-15
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

           As of December 31, 2015, there were 109,781,744 shares of the registrant's common stock outstanding.

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

        All data regarding our fleet and the terms of our charters is as of February 29, 2016. As of February 29, 2016, we owned 55 containerships aggregating 329,588 TEU in capacity. Gemini Shipholdings Corporation ("Gemini"), a Marshall Islands company incorporated in August 2015 and beneficially owned 49% by Danaos Corporation and 51% by Virage International Ltd. ("Virage"), a company controlled by Danaos Corporation's largest stockholder, owned an additional four containerships of 23,998 TEU aggregate capacity as of February 29, 2016. We do not consolidate Gemini's results of operations and account for our minority equity interest in Gemini under the equity method of accounting. See "Item 4. Information on the Company—Business Overview—Our Fleet".

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2015. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 by PricewaterhouseCoopers S.A., an independent registered public accounting firm.

        Our audited consolidated statements of operations, statements of comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and the consolidated balance sheets at December 31, 2015 and 2014, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$567,936	$552,091	$588,117	$589,009	$468,101
Voyage expenses	(12,284)	(12,974)	(11,770)	(13,503)	(10,765)
Vessel operating expenses	(112,736)	(113,755)	(122,074)	(123,356)	(119,127)
Depreciation	(131,783)	(137,061)	(137,414)	(143,938)	(106,178)
Amortization of deferred drydocking and special survey costs	(3,845)	(4,387)	(5,482)	(6,070)	(5,800)
Impairment loss	(41,080)	(75,776)	(19,004)	(129,630)	—
General and administrative expenses	(21,831)	(21,442)	(19,458)	(20,379)	(21,028)
Gain/(loss) on sale of vessels	—	5,709	(449)	830	—

Income from operations	244,377	192,405	272,466	152,963	205,203

Interest income	3,419	1,703	2,210	1,642	1,304
Interest expense	(70,397)	(79,980)	(91,185)	(87,340)	(55,124)
Other finance expenses	(18,696)	(19,757)	(20,120)	(18,107)	(14,581)
Equity loss on investments	(1,941)
Other (expenses)/income, net	111	422	302	811	(1,986)
Unrealized and realized losses on derivatives	(39,857)	(98,713)	(126,150)	(155,173)	(121,379)

Total other expenses, net	(127,361)	(196,325)	(234,943)	(258,167)	(191,766)

Net income/(loss)	$117,016	$(3,920)	$37,523	$(105,204)	$13,437

PER SHARE DATA
Basic and diluted net income/(loss) per share of common stock	$1.07	$(0.04)	$0.34	$(0.96)	$0.12
Basic and diluted weighted average number of shares	109,785	109,676	109,654	109,613	109,045
CASH FLOW DATA
Net cash provided by operating activities	$271,676	$192,181	$189,025	$166,558	$59,492
Net cash (used in)/provided by investing activities	(13,292)	11,437	6,087	(369,789)	(644,593)
Net cash (used in)/provided by financing activities	(243,861)	(214,041)	(182,587)	207,497	406,628
Net increase/(decrease) in cash and cash equivalents	14,523	(10,423)	12,525	4,266	(178,473)
BALANCE SHEET DATA (at year end)
Total current assets	$127,570	$103,073	$126,866	$98,673	$93,291
Total assets	3,697,103	3,851,192	4,066,552	4,212,045	3,988,104
Total current liabilities, including current portion of long-term debt	312,145	328,082	369,888	365,252	231,693
Current portion of long-term debt	269,979	178,116	146,462	125,076	41,959
Current portion of Vendor financing	—	46,530	57,388	57,388	10,857
Long-term debt, net of current portion	2,505,399	2,773,004	2,965,641	3,097,472	2,960,288
Vendor financing, net of current portion	—	17,837	64,367	121,754	54,288
Total stockholders' equity	841,914	688,149	598,476	440,304	442,535
Common stock (shares outstanding)	109,782	109,669	109,653	109,604	109,564
Common stock at par value	1,098	1,097	1,097	1,096	1,096
OTHER DATA
Number of vessels at period end	56	56	59	64	59
TEU capacity at period end	334,239	334,239	345,179	363,049	291,149
Ownership days	20,440	20,406	22,257	22,910	20,053
Operating days	20,239	19,905	20,784	21,297	19,576

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

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2015:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect, in the period from January 1, 2016 to February 29, 2016, scheduled debt repayments of $40.9 million, of which $37.5 million relates to our Bank Agreement and $3.4 million relates to our Sinosure-CEXIM-Citi-ABN Amro credit facility.

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2016 and February 29, 2016.

	As of December 31, 2015
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$2,775,378	$2,734,437

Stockholders' equity:
Preferred stock, par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,781,744 shares issued and outstanding; actual and as adjusted(2)	1,098	1,098
Additional paid-in capital	546,822	546,822
Accumulated other comprehensive loss	(103,081)	(103,081)
Retained earnings	397,075	397,075

Total stockholders' equity	841,914	841,914

Total capitalization	$3,617,292	$3,576,351

(1)
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

Reasons for the Offer and Use of Proceeds

        Not Applicable.

RISK FACTORS

Risks Inherent in Our Business

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and may, as it has in the past, have an adverse effect on our earnings and affect our compliance with our loan covenants.

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. The containership market has declined sharply since mid-2015, reaching the lowest levels since the historically low levels of 2008 and 2009, after a mild upturn in the first half of 2015 from the generally low levels experienced since the third quarter of 2011. The benchmark rates have declined in all quoted size sectors, with the deepest decline in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008 and, after reaching $15,000 in the first half of 2015, $6,000 in December 2015. The decline in charter rates is due to various factors, including the level of global trade, including exports from China to Europe and the United States, and increases in containership capacity. The decline in the containership market has affected the major liner companies which charter our vessels, some of which have reported large losses again in 2015 and announced the intention to restructure their obligations, including some of our charterers. For instance, as part of its announced efforts to restructure its obligations with various parties, including finance providers and owners of its chartered-in fleet, Hyundai Merchant Marine ("Hyundai"), which currently charters 13 of our vessels, has initiated discussions with containership charter-owners, such as us, regarding its charter obligations for which it is seeking concessions. It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. Before the covenant levels in our financing arrangements were reset in the first quarter of 2011 at levels at which we are now in compliance, we had to obtain waivers from the lenders under all but one of our credit facilities because we had not been in compliance with the covenants contained in our loan agreements. The further decline in the containership charter market in recent months may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults in the container shipping industry. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values and any future declines in these rates and values can affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships, our net worth and consolidated debt to EBITDA. Persistently low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, could adversely affect our ability to comply with covenants in our financing arrangements. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has generally adversely affected containership values. Under the agreement ("Bank Agreement") we entered into in the first quarter of 2011 for the restructuring of our then existing credit facilities and certain credit facilities we entered into in January 2011 ("January 2011 Credit Facilities"), the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in late 2018.

        If we are unable to comply with the financial and other covenants under our credit facilities, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Any such acceleration, because of the cross-default provisions in our loan agreements, could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by our other lenders. If our indebtedness were accelerated in full or in part, it would be difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our ability to continue our business.

We may have difficulty securing profitable employment for our vessels in the currently depressed containership market.

        Of our 55 vessels, as of February 29, 2016, nine are employed on time charters expiring between March 2016 and October 2016. Two of the vessels owned by Gemini are unemployed as of February 29, 2016. Given the current depressed state of the containership charter market, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 55 containerships are currently employed under time or bareboat charters with eleven liner companies, with 99% of our revenues in 2015 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

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

        In recent years, a number of major liner companies, including some of our charterers, have announced significant losses, efforts to obtain third party aid and to restructure their obligations, including charter modifications, as well as an intention to reduce the number of vessels they charter-in, which circumstances may increase the likelihood of losing a charterer or the benefits of a time charter. Hyundai, which currently charters 13 of our vessels, has announced that it is undertaking efforts to restructure its obligations with various parties, including finance providers and owners of its chartered-in fleet, and has initiated discussions with containership charter-owners, including us, regarding its charter obligations for which it is seeking concessions.

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

        Many of the time charters on which we deploy our containerships, including those with Hyundai for a number of our vessels, provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has generally experienced sharp declines since mid-2015 from the already weaker levels generally experienced during the limited recovery from the 2008-2009 economic crisis, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations, including some of our charterers. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given currently depressed situation in the charter market. Gemini, in which we have minority equity investment, faces the same risks with respect to its vessels that it employs on time charters.

        If Hyundai or our other charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-led restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities. In such an event, we could be unable to service our debt and other obligations and could ourselves have to restructure our obligations.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hanjin, Hyundai Merchant Marine,Yang Ming, China Shipping and ZIM have represented substantial amounts of our revenue. In 2015, approximately 99% of our operating revenues were generated by these six customers, while in 2014, approximately 97% of our operating revenues were derived from these customers. As of the date of this report, we have charters for four of our vessels with China Shipping, for twelve of our vessels with CMA CGM, for thirteen of our vessels with Hyundai, for eight of our vessels with Hanjin, for six of our vessels with Yang Ming and for seven of our vessels with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. Some of these liner companies, including our largest customer by revenues in 2015, have publicly acknowledged the financial difficulties facing them, reported substantial losses again in 2015 and announced the intention to restructure their obligations, including charter contracts. Hyundai, from which 28% of our revenues were generated in 2015, has initiated discussions with containership charter-owners, including us, regarding its charter obligations for which it is seeking concessions. ZIM's 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Our profitability and growth depend on the demand for containerships and the current global economic weakness, and the impact on consumer confidence and consumer spending may continue to result in a decrease in containerized shipping volume and adversely affect charter rates. Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, and in 2008 and 2009 the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Containership charter rates again declined sharply beginning in the third quarter of 2011, after limited improvement in 2010 and 2011, before recovering somewhat in the first half of 2015. Since mid-2015 rates have declined sharply, remain well below long-term averages and could remain at depressed levels for an extended period. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The slowdown in the global economy and disruptions in the credit markets may continue to reduce demand for products shipped in containers and, in turn, containership capacity.

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

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 29, 2016, two vessels owned by Gemini were not employed and the charters for nine of our existing vessels expire between March 2016 and October 2016. If the charter market, which has experienced sharp declines since mid-2015 from already low levels, is depressed when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

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

        The Bank Agreement and our financing arrangements contain financial covenants requiring us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018. This ratio was required to be 115% as of December 31, 2015;

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

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018. This ratio was required to be 7.0:1 as of December 31, 2015;

  •
  ensure that the ratio of our (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018. This ratio was required to be 2.0:1 as of December 31, 2015; and

  •
  maintain a consolidated market value adjusted net worth (defined as the amount by which our total consolidated assets adjusted for the market value of our vessels in the water less cash and cash equivalents in excess of our debt service requirements exceeds our total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in our financial statements for the relevant period) of at least $400 million.

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

        As of December 31, 2015, we had outstanding indebtedness of $2.8 billion and, while we have no remaining borrowing availability under our existing loan agreements, we may incur substantial additional indebtedness, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, further grow our fleet. This level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our vessels, including the nine vessels with charters expiring between March 2016 and October 2016, and any reductions in contracted charter rates for our vessels and other concessions, such as we agreed in 2014 with ZIM for six of our vessels and such as Hyundai is currently seeking from containership charter-owners, will have a significant impact on our ability to service our indebtedness. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the Bank Agreement in respect of our credit facilities and a relative lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

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

        Credit markets and the debt and equity capital markets have been distressed at times since the severe disruptions and volatility of 2008 and 2009. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

        In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece's political and economic stability, which may adversely affect our operations and those of our manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece, as well as the capital controls in effect in Greece since mid-2015, may disrupt our shoreside operations and those of our manager located in Greece.

Weak economic conditions throughout the world, particularly in Europe and in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

        Economic conditions have remained relatively weak since the 2008-2009 economic crisis and renewed concerns about the pace of the recovery in different parts of the world, including China, have emerged in recent months. Continuing concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, and the potential for recession in Europe have resulted in devaluation of the Euro and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Recently, however, significant concerns have arisen over slowing growth in China and other countries in the Asia Pacific region and regarding how long such countries may experience slowed or even negative economic growth in the future. Moreover, the current relative weakness in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with China Shipping for four of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers, which has declined sharply since mid-2015, has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

        Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, has declined sharply since mid-2015, reaching the lowest levels since the historically low levels of 2008 and 2009. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with approximately 7% of the world containership fleet estimated to be out of service at the end of 2015, which was below the 12% high of December 2009 but up significantly from 1.3% at the end of 2014. Moreover, newbuilding containerships with an aggregate capacity of approximately 3.8 million TEUs, representing approximately 19% of the existing global fleet capacity at the end of 2015, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in 2015 and other recent years, as well as having announced plans to reduce the number of vessels they charter-in and form cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, such as we agreed with ZIM in 2014, which are generally significantly above prevailing charter rates, under the charters for our vessels, including our charters with Hyundai for which it is currently seeking concessions. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant reductions in revenue and earnings, which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

An over-supply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2015 newbuilding containerships with an aggregate capacity of approximately 3.8 million TEUs were under construction, representing approximately 19% of the existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which proposed liner company alliances may accentuate, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. As of February 29, 2016, two vessels owned by Gemini are not employed and the charters for nine of our vessels expire between March 2016 and October 2016.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

        One of our objectives over the mid- to long-term is, when market conditions warrant and it is feasible, given the restrictions currently contained in our Bank Agreement, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. Recently, in light of the dramatic downturn in the containership charter market, other containership owners, including many of the KG-model shipping entities, have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

        The chartering arrangements with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include options for the charterer, CMA CGM, to purchase the vessels eight years after the commencement of their respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate, made at the time of entry into the applicable charter, of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $41.1 million and $75.8 million impairment losses we recorded as of December 31, 2015 and December 31, 2014, respectively, for our older vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

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

        We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2015 and December 31, 2014, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets and we performed impairment testing and we recorded an impairment loss of $41.1 million and $75.8 million, respectively for our older vessels, and we have incurred impairment charges in prior years as well. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

We are generally not permitted to pay cash dividends under our financing arrangements.

        Prior to 2009, we paid regular cash dividends on a quarterly basis. In the first quarter of 2009, our board of directors suspended the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. The Bank Agreement, which restructured our credit facilities and provides new financing arrangements, does not permit us to pay cash dividends or repurchase shares of our common stock until the termination of such agreements in late 2018, absent a significant decrease in our leverage.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries and our equity investment in Gemini. As a result, our ability to pay our contractual obligations and, if permitted by our lenders and reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, even if our lenders agreed to allow dividend payments, our board of directors may exercise its discretion not to declare or pay dividends. If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

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

        We have entered into interest rate swaps, in an aggregate notional amount of $775 million as of December 31, 2015 (two of which with an aggregate notional amount of approximately $575 million are forward starting), generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $8.2 million as of December 31, 2015, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. In addition, interest rates have been at historically low levels and if such rates rise at times when our interest rate exposure is not hedged, we could have increased interest expense.

        Since our discontinuation of hedge accounting for interest rate swaps and any other derivative instruments from July 1, 2012, we recognize all fluctuations in the fair value of such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings.

        Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR. Although relatively stable from 2009 through 2015, LIBOR was volatile in prior years, during which the spread between LIBOR and the prime lending rate widened, at times significantly.

        In recent years, there have been proposals to increase government oversight of, and change the method for, the calculation of LIBOR. We cannot predict what changes, if any, will be implemented and what effect any such changes would have on LIBOR.

        Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2015, we incurred approximately 28.2% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer. In addition, to the extent charter hire rates with respect to any port calls our vessels may make in Iran must be paid in a currency other than the U.S. dollar, due to continuing U.S. primary sanctions applicable to U.S. dollar transfers, we would be exposed to fluctuations in the value of that currency.

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

        To the extent market conditions warrant and we are able to obtain sufficient financing for such purposes in compliance with the restrictions in our financing arrangements, we intend to grow our business over the medium to long-term by ordering newbuilding containerships and through selective acquisitions of additional vessels, including through our investment in Gemini. Future growth will primarily depend on:

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

Climate change and greenhouse gas restrictions may adversely impact our operations.

        Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or "IMO", have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the "MARPOL Convention". Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

        On January 16, 2016, "Implementation Day" for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continue to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, reexporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC's list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. The U.S. has the ability to reimpose sanctions against Iran, including if, in the future, Iran does not comply with its obligations under the nuclear agreement.

        The U.S. government's primary Iran sanctions remain largely unchanged after Implementation Day and as a consequence, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings in or with Iran or its government. In addition, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.

        In 2015, 2014 and 2013, no vessels operated by us made any calls to ports in Cuba, Iran, Syria or Sudan. Certain vessels in our fleet, however, are operated by liner companies under long-term bareboat charters, pursuant to which the liner company does not notify us of its ports of call and controls all aspects of these vessels' operation including technical management, manning with its own officers and crew as well as its ports of call, cargoes and routes within the limits set forth in the charters, which include compliance with applicable law. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. As a result of the lifting of U.S. secondary sanctions (and relevant EU sanctions) relating to Iran, we can anticipate that some of our charterers may direct our vessels to carry containers to or from Iran. This could have various effects on us, such as affecting our reputation and our relationships with our investors and financing sources, affecting the cost of our insurance with respect to such voyages, and potentially increase our exposure to foreign currency fluctuations. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Despite leveling off somewhat in the last few years, the frequency of piracy incidents has increased significantly since 2008, particularly in the Gulf of Aden off the coast of Somalia. For example, in January 2010, the Maran Centaurus, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $20 million, and was released in January 2010 upon a ransom payment of over $5 million. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 55 containerships had an average age (weighted by TEU capacity) of approximately 7.4 years as of February 29, 2016, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        In connection with our investment in Gemini in 2015, these restrictions were waived, with the approval of our independent directors, with respect to vessels acquired by Gemini. In addition, a committee of independent directors previously determined that the restrictions in the restrictive covenant agreement will not apply, subject to certain limitations, until certain restrictions in the Bank Agreement cease to apply in their current form. Consequently, companies, other than Gemini, that are affiliated with our Chief Executive Officer, Dr. John Coustas, may directly or indirectly acquire, own and operate, and Danaos Shipping, our manager, may manage, vessels that compete directly with ours, subject to a chartering priority in favor of our containerships of similar TEU capacity instituted to protect our containerships from competition for chartering opportunities. In addition, our manager would be permitted to manage any such vessels acquired by entities affiliated with Dr. Coustas and Dr. Coustas and our other executive officers would be permitted to provide services with respect to such vessels and the entities owning, operating and managing such vessels. In such cases, these entities and individuals could compete with our fleet and may face conflicts between their own interests and their obligations to us, and such individuals may not devote all of their time to our business.

We depend on our manager to operate our business.

        Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates provides us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager. Our management agreement with any new manager may not be as favorable.

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

        We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, Moody's Investor Services Inc. has downgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks to reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country's challenged economic prospects. In addition, in 2015, Greece implemented capital controls restricting the transfer of funds out of Greece, which could restrict our uses of the limited amount of cash we hold in Greece.

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

        We issued 15 million warrants, for no additional consideration, to our existing lenders participating in the Bank Agreement covering our then existing credit facilities and certain new credit facilities, entitling such lenders to purchase, solely on a cashless exercise basis, additional shares of our common stock, at an initial exercise price of $7.00 per share. We have also agreed to register the warrants and underlying common stock for resale under the Securities Act, and have registered 8,044,176 warrants and underlying shares.

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

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.6% of our outstanding shares of common stock as of February 29, 2016. These shares may be sold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owned approximately 61.8% of our outstanding common stock as of February 29, 2016. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

We are a "controlled company" under the New York Stock Exchange rules, and as such we are entitled to exemptions from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. We may utilize these exemptions, and currently a non-independent director serves on our compensation committee and on our nominating and corporate governance committee. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2015. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 55 containerships comprising our fleet as of February 29, 2016. In 2015, we formed a joint venture, Gemini Shipholdings Corporation, in which we have 49% minority equity interest, with our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust, to acquire, own and operate containerships. As of February 29, 2016, Gemini had acquired a fleet of four containerships aggregating 23,998 TEU in capacity.

        In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued warrants to purchase 15 million shares of our common stock.

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 29, 2016, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

        Our principal executive offices are c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 29, 2016, we had a fleet of 55 containerships aggregating 329,588 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we have a 49% minority equity interest, had a fleet of four containerships of 23,998 TEU aggregate capacity as of February 29, 2016.

        Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 29, 2016, these customers included China Shipping, CMA-CGM, Hanjin, Hyundai Merchant Marine, Niledutch, MSC, Yang Ming, ZIM Israel Integrated Shipping Services, Nippon Yusen Kaisha Line (NYK), Hapag Lloyd and Maersk Line and, for Gemini, NYK. We believe our containerships provide us with contracted stable cash flows as they are deployed under multi-year, fixed-rate charters with initial terms that range from less than one to 18 years.

Our Fleet

  General

        Following the completion of our extensive new-building program, Danaos has been established as one of the largest containership operating lessors in the world. Since going public in 2006, we have almost tripled our TEU carrying capacity. Today, our fleet is one of the most modern in the industry and includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. On January 8, 2016 we completed the sale of the vessel Federal, which was held for sale as of December 31, 2015. During 2014, we sold five of our older vessels, the Marathonas, the Messologi, the Mytilini, the Commodore and the Duka, and we acquired two secondhand 6,402 TEU containerships built in 2002, the Performance and the Priority.

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of February 29, 2016, our containership fleet was comprised of 53 containerships deployed on time charters and two containerships deployed on bareboat charter. The average age (weighted by TEU) of the 55 vessels in our containership fleet was approximately 7.4 years as of February 29, 2016. As of December 31, 2015, the average remaining duration of the charters for our containership fleet was 7.2 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information, as of February 29, 2016, about our fleet of 55 cellular containerships and the four cellular containerships owned by Gemini, in which we have a 49% equity interest.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Charterer
Post-Panamax
Hyundai Ambition	2012	13,100	12 years	June 2024	Hyundai
Hyundai Speed	2012	13,100	12 years	June 2024	Hyundai
Hyundai Smart	2012	13,100	12 years	May 2024	Hyundai
Hyundai Tenacity	2012	13,100	12 years	March 2024	Hyundai
Hyundai Together	2012	13,100	12 years	February 2024	Hyundai
Hanjin Italy	2011	10,100	12 years	April 2023	Hanjin
Hanjin Germany	2011	10,100	12 years	March 2023	Hanjin
Hanjin Greece	2011	10,100	12 years	May 2023	Hanjin
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CSCL America	2004	8,468	12 years	September 2016	China Shipping
CSCL Europe	2004	8,468	12 years	June 2016	China Shipping
CMA CGM Moliere(2)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(2)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(2)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(2)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(2)	2010	6,500	12 years	July 2022	CMA-CGM
Priority	2002	6,402	0.5 years	October 2016	NYK
Performance	2002	6,402	0.2 years	May 2016	Maersk Line
Panamax
SNL Colombo	2004	4,300	12 years	March 2019	Yang Ming
YM Singapore	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
OOCL Istanbul	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
OOCL Novorossiysk	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	1 year	April 2016	CMA CGM
Deva	2004	4,253	0.4 year	March 2016	ZIM
Dimitris C	2001	3,430	0.3 years	July 2016	Niledutch
Hanjin Constantza	2011	3,400	10 years	February 2021	Hanjin
Hanjin Algeciras	2011	3,400	10 years	November 2020	Hanjin
Hanjin Buenos Aires	2010	3,400	10 years	March 2020	Hanjin
Hanjin Santos	2010	3,400	10 years	May 2020	Hanjin
Hanjin Versailles	2010	3,400	10 years	August 2020	Hanjin
Danae C (ex Niledutch Palanca)(3)	2001	2,524	0.3 years	July 2016	Hapag Lloyd
MSC Zebra (ex Niledutch Zebra)(4)	2001	2,602	3 years	October 2017	MSC
Amalia C	1998	2,452	2.7 years	March 2016	CMA CGM
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai
	Gemini Vessels
NYK Lodestar(5)	2001	6,422	2 years	September 2017	NYK
NYK Leo(5)	2002	6,422	3 years	February 2019	NYK
Suez Canal(5)(6)	2002	5,610	—	—	—
Genoa(5)(6)	2002	5,544	—	—	—

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(3)
The Danae C was renamed to Niledutch Palanca at the request of the charterer of this vessel from March 25, 2014 to June 8, 2015.

(4)
On September 14, 2014, the Niledutch Zebra was renamed to MSC Zebra at the request of the charterer of this vessel.

(5)
Vessels acquired by Gemini, in which Danaos holds a 49% equity interest.

(6)
A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

  Gemini Shipholdings Corporation

        On August 5, 2015, we entered into a Shareholders Agreement (the "Gemini Shareholders Agreement"), with Gemini Shipholdings Corporation ("Gemini") and Virage International Ltd. ("Virage"), a company controlled by our largest stockholder Danaos Investments Limited as Trustee of the 883 Trust, in connection with the formation of Gemini to acquire and operate containerships. We and Virage own 49% and 51%, respectively, of Gemini's issued and outstanding share capital. Under the Gemini Shareholders Agreement, we and Virage have preemptive rights with respect to issuances of Gemini capital stock as well as tag-along rights, drag-along rights and certain rights of first refusal with respect to proposed transfers of Gemini equity interests. In addition, certain actions by Gemini, including acquisitions or dispositions of vessels and newbuilding contracts, require the unanimous approval of the Gemini board of directors including the director designated by the Company, who is currently our Chief Operating Officer Iraklis Prokopakis. Mr. Prokopakis also serves as Chief Operating Officer of Gemini, and our Chief Financial Officer, Evangelos Chatzis, serves as Chief Financial Officer of Gemini, for which services Messrs. Prokopakis and Chatzis do not receive any additional compensation. We also have the right to purchase all of the equity interests in Gemini that we do not own for fair market value at any time after December 31, 2018, or earlier if permitted under our credit facilities, provided that such fair market value is not below the net book value of such equity interests.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 29, 2016, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai Merchant Marine, MSC, Niledutch, Yang Ming, ZIM Israel Integrated Shipping Services, NYK, Hapag Lloyd and Maersk Line. Gemini has chartered two of its containerships to NYK, while two of its containerships under leasehold bareboat charters-in are currently not employed.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2016 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

        Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. In 2015, Danaos Shipping received the Lloyd's List Intelligence Big Data Award for their "Waves"fleet performance system, which provides advanced performance monitoring, close bunkers control, emissions monitoring, energy management, safety performance monitoring, risk management and advance superintendence for the vessels.

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

        Danaos Shipping provides vessel management services to Gemini at the same rates we pay under our management agreement with Danaos Shipping. Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company's vessels, other than vessels owned by Gemini. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. In connection with our investment in Gemini in 2015, these restrictions were waived, with the approval of our independent directors, with respect to containerships acquired by Gemini. Other than with respect to Gemini and a participation in a vessel-owning company through Raven International Corporation, Dr. Coustas does not currently control any such vessel-owning entity. We believe we have and will derive significant benefits from our relationship with Danaos Shipping.

        Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during the term of our management agreement. In addition, our chief executive officer (other than in his capacities with us) and our manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships of larger than 2,500 TEUs or any drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or to acquire or invest in any such business, our chief executive officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our chief executive officer and our manager will be permitted to provide management services to such vessels. In connection with our investment in Gemini in 2015, these restrictions were waived, with the approval of our independent directors, with respect to containerships acquired by Gemini. The arrangement approved by a committee of independent directors in 2014, described in "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition", which lifted these restrictions, subject to certain limitations, while the restrictions in our Bank Agreement continue to apply to us in their current form, also remains in effect.

        Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year period if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2016 our manager will receive the following fees (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. In addition, from January 1, 2013 to April 30, 2015, our Manager provided us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for an annual fee. We have directly employed our executive officers from May 1, 2015.

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

Crewing and Employees

        Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping, from January 1, 2013 to April 30, 2015. As of December 31, 2015, 1,223 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 147 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        Class Renewal Surveys.    Class renewal surveys, also known as special surveys, are carried out on the ship's hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant an one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name*	Next Survey	Next Drydocking
Amalia C	March 2018	March 2018
Danae C (ex Niledutch Palanca)	January 2021	August 2018
Dimitris C	March 2016	March 2016
MSC Zebra	November 2016	October 2019
Hyundai Progress	February 2018	February 2018
Hyundai Highway	March 2018	March 2018
Hyundai Bridge	March 2018	March 2018
CMA CGM Musset	March 2020	September 2017
CMA CGM Nerval	May 2020	November 2017
Hanjin Buenos Aires	February 2020	November 2017
Zim Rio Grande	December 2020	December 2020
Zim Sao Paolo	September 2018	March 2016
CMA CGM Rabelais	July 2020	June 2018
Hanjin Santos	April 2020	January 2018
CMA CGM Racine	August 2020	February 2018
OOCL Istanbul	May 2018	May 2016
CSCL Pusan	August 2021	September 2019
Hanjin Versailles	February 2018	February 2018
Zim Monaco	January 2019	July 2016
CSCL Le Havre	March 2019	March 2019
Deva	March 2019	March 2019
SNL Colombo	September 2019	September 2016
OOCL Novorossiysk	March 2019	September 2016
Derby D	April 2019	October 2016
Hanjin Algeciras	August 2018	August 2018
Zim Luanda	June 2019	December 2016
CSCL Europe	August 2019	August 2016
CSCL America	November 2019	March 2016
CMA CGM Moliere	September 2019	July 2022
YM Singapore	September 2019	July 2017
Hanjin Germany	March 2016	September 2018
Hanjin Italy	April 2016	October 2018
Hanjin Constantza	April 2016	October 2018
Hanjin Greece	May 2016	November 2018
CMA CGM Attila	July 2016	January 2019
CMA CGM Tancredi	August 2016	February 2019
CMA CGM Bianca	October 2016	April 2019
CMA CGM Samson	December 2016	June 2019
CMA CGM Melisande	February 2017	August 2019
Hyundai Smart	May 2017	November 2019
Hyundai Together	February 2017	August 2019
Hyundai Tenacity	March 2017	September 2019
Priority	June 2017	September 2019
Performance	March 2017	December 2019
Hyundai Speed	June 2017	December 2019
Hyundai Ambition	June 2017	January 2020
Hyundai Vladivostok	July 2017	July 2017
Hyundai Advance	October 2017	October 2017
YM Seattle	September 2017	June 2019
Hyundai Stride	September 2017	September 2017
Hyundai Future	September 2017	September 2017
YM Vancouver	November 2017	November 2020
Hyundai Sprinter	December 2017	December 2017

*
Does not include vessels owned by Gemini

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

        Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be US$1.0 billion per event. Our P&I Excess war risk coverage limit is US$500.0 million and in respect of certain war and terrorist risks the liabilities arising from Bio-Chemical etc., the limit is US$30.0 million. For passengers and seaman risks, the limit is US$3.0 billion, with a sub- limit of US$2.0 billion for passenger claims only. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group's claim records, as well as the individual claims' records of all other members of the analogous individual associations and their performance. If our insurance providers are not able to obtain reinsurance for port calls in Iran, due to continuing U.S. primary sanctions applicable to U.S. persons facilitating transactions involving Iran, we may have to pay additional premiums with respect to any port calls that our charterers direct our vessels to make in Iran.

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

        OPA liability is limited to the greater of $1,100 per gross ton or $939,800 for non-tank vessels, subject to periodic adjustment by the U.S. Coast Guard (USCG). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. As part of a settlement of a lawsuit challenging the VGP, EPA issued a new VGP (2013 VGP) that became effective on December 19, 2013. The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, discussed below, and are consistent with the USCG's 2012 ballast water discharge standards described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. EPA is implementing the 2013 VGP on a staggered basis, depending on the size of a vessel and its first drydocking between January 1, 2014 and January 1, 2016. Vessels that are constructed after December 1, 2013 are immediately subject to the requirements of the 2013 VGP. The ballast water management standards of the 2013 VGP were challenged by the Canadian Shipowners' Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that EPA had acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court's ruling. In the meantime, the 2013 VGP will remain in effect. Although there are no USCG-approved ballast water management systems, EPA to date has refused to extend or waive the date for compliance with the ballast water management requirements in the 2013 VGP. Instead, EPA will consider why a vessel does not have compliant ballast water management technology if it takes action to enforce the new requirements. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. Since no ballast water treatment systems have been approved by the USCG, the agency has, upon request, waived compliance for vessels subject to the yet-to-be established standards for ballast water management systems; we have requested and obtained such a waiver from the USCG for all our vessels, which are scheduled for dry-docking in 2016. Additionally, we have requested and not yet obtained such a waiver from the USCG for our vessels, which are scheduled for dry-docking in 2017. Although the USCG ballast water management requirements are consistent with the requirements in EPA's 2013 VGP, the USCG intends to review the practicability of implementing even more stringent ballast water discharge standards. In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's ballast water management legislation was upheld by the Sixth Circuit Court of Appeals and California enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with additional USCG or state ballast water management requirements.

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

The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, beginning in January 2018. Negotiators from the European Parliament and the European Union Council provisionally adopted rules to implement this strategy in November 2014 and the European Parliament and Council of Ministers are expected to adopt the regulations. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile sources and proposed regulations that would restrict greenhouse gas emissions from certain large stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 29, 2016, we had a fleet of 55 containerships aggregating 329,588 TEU, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we hold a 49% minority equity interest, owned four additional containerships aggregating 23,998 TEU in capacity, as of February 29, 2016. We do not consolidate Gemini's results of operations and account for our minority equity interest under the equity method of accounting, which is recorded under "Equity loss on investment" in our consolidated statements of operations.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of February 29, 2016, 53 containerships in our fleet were employed on time charters and two containerships were employed on bareboat charters. Gemini has employed two of its containerships on time charters, while two of its containerships are currently not employed. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 29, 2016, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hanjin, Hyundai, MSC, Niledutch, Yang Ming, ZIM Israel Integrated Shipping Services, NYK, Hapag Lloyd and Maersk Line and, for Gemini, NYK.

        The average number of containerships in our fleet for the years ended December 31, 2015, 2014 and 2013 was 56.0, 55.9 and 61.0, respectively.

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

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet, and their TEU capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. For example, in January 2016 we sold one of our older vessels, the Federal, and in 2014 we entered into an agreement with the lenders under the HSH Nordbank AG-Aegean

    Baltic Bank-Piraeus Bank credit facility, under which we sold five of our older vessels, the Marathonas, the Messologi, the Mytilini, the Commodore and the Duka and we acquired two secondhand 6,402 TEU containerships built in 2002, the Priority and the Performance. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on the eighth anniversaries of the charters which fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. If any of these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 29, 2016, two vessels owned by Gemini were not employed and the charters for nine of our existing vessels are scheduled to expire between March 2016 and October 2016. With the prevailing low charter rate levels, we expect that we will have to re-charter some of these vessels at the existing low spot charter rates.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. During 2015, our fleet utilization increased to 99.0% compared to 97.5% in 2014. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 153 total off-hire days for our entire fleet during 2015 other than for scheduled drydockings and special surveys and excluding laid up vessels compared to 181 total off-hire days for our entire fleet during 2014 other than for scheduled drydockings and special surveys and excluding laid up vessels. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contracted utilization of our operating fleet as of December 31, 2015.

	2016	2017 - 2018	2019 - 2020	2021 - 2025	2026 - 2028	Total
Contracted revenue (in millions)(1)	$524.7	$936.5	$785.8	$870.6	$42.5	$3,160.1
Number of vessels whose charters are set to expire in the respective period(2)	9	11	12	21	2	55
TEUs on expiring charters in the respective period	46,652	39,362	47,718	182,856	13,000	329,588
Contracted Operating(3) days	17,646	28,763	22,060	19,234	1,583	89,286
Total Operating(3) days	19,920	39,670	39,694	98,824	55,380	253,488
Contracted Operating days/Total Operating days	88.6%	72.5%	55.6%	19.5%	2.9%	35.2%

(1)
Annual revenue calculations are based on an assumed 364 revenue days per annum, based on contracted charter rates from our current charter agreements. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above. Although these revenues are based on contractual charter rates, any contract is subject to performance by our counterparties and us. See "—Operating Revenues," including the contracted revenue table presented therein, for more information regarding our contracted revenues.

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

        Revenues from multi-year period charters comprised substantially all of our revenues for the years ended December 31, 2015, 2014 and 2013. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2015, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers, some of which are currently facing substantial financial pressure, are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2015(1)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)	2016	2017 - 2018	2019 - 2020	2021 - 2025		2026 - 2028	Total
55	$524.7	$936.5	$785.8	$870.6	(3)	$42.5	$3,160.1

(1)
Annual revenue calculations are based on an assumed 364 revenue days per annum representing contracted revenues, based on contracted charter rates from our current charter agreements. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counter parties and us. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 3.5% to a limited number of our charterers. Our manager will also receive a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2015 and 2014 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2013, this fee was 1.00%. In 2016, this fee will remain at 1.25%.

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

        Under time charters, such as those on which we charter all but two of the containerships in our fleet as of February 29, 2016, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  General and Administrative Expenses

        We paid our manager the following fees for 2015: (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and a fee of €0.51 million ($0.56 million) for the services of our executive officers for the period from January 1, 2015 to April 30, 2015, after which date we have directly employed our executive officers. Our executive officers received an aggregate of €1.02 million ($1.14 million) in compensation for the period from May 1, 2015 to December 31, 2015. For the year ended December 31, 2014, we paid our manager: (i) a fee of $800 per day, (ii) a fee of $400 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $800 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.47 million ($1.92 million) for the services of our executive officers. For the year ended December 31, 2013, we paid to our manager: (i) a fee of $675 per day, (ii) a fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.4 million ($1.86 million) for the services of our executive officers.

        For 2016, we will pay $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Other Income/(Expenses), Net

        In 2015, we recorded income of $0.1 million for various non-operating items. In 2014 and 2013, we recorded income of $0.4 million and $0.3 million respectively for various non-operating items.

  Interest Expense, Interest Income and Other finance expenses

        We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in our finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

  Unrealized and Realized Loss on Derivatives

        The interest rate swap arrangements we entered into were generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. All changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under "Unrealized and Realized Losses on Derivatives". Recognition of non-cash fair value movements of our interest rate swaps directly in our earnings creates potential volatility in our reported earnings. We recorded in our earnings gross unrealized gains from changes in the fair value of the cash flow interest rate swaps of $48.9 million for the year ended December 31, 2015.

        We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $32.6 million, resulting in net unrealized gains of $16.2 million for the year ended December 31, 2015.

        As of December 31, 2015, the total notional amount of our cash flow interest rate swap arrangements was $775 million and are all scheduled to terminate in 2016.

Results of Operations

  Year ended December 31, 2015 compared to the year ended December 31, 2014

        During the year ended December 31, 2015, we had an average of 56.0 containerships compared to 55.9 containerships for the year ended December 31, 2014. Our fleet utilization increased to 99.0% in the year ended December 31, 2015 compared to 97.5% in the year ended December 31, 2014. We did not sell or acquire any vessels in 2015. During the year ended December 31, 2014, we sold five of our older vessels, the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi, and we acquired two 6,402 TEU secondhand containerships built in 2002, the Performance and the Priority.

  Operating Revenues

        Operating revenues increased by 2.9%, or $15.8 million, to $567.9 million in the year ended December 31, 2015, from $552.1 million in the year ended December 31, 2014.

        Operating revenues for the year ended December 31, 2015 reflect:

  •
  $10.5 million of additional revenues in the year ended December 31, 2015 compared to the year ended December 31, 2014, related to the Priority and the Performance, which were added to our fleet on November 5, 2014.

  •
  $4.6 million increase in revenues in the year ended December 31, 2015 compared to the year ended December 31, 2014, related to revenue recognition accounting of the Zim restructuring that became effective on July 16, 2014.

  •
  $2.3 million increase in revenues in the year ended December 31, 2015 compared to the year ended December 31, 2014 due to improved re-chartering of some of our vessels at higher rates.

  •
  $2.1 million decrease in revenues in the year ended December 31, 2015 compared to the year ended December 31, 2014, related to the Commodore, the Marathonas, the Duka, the Messologi

    and the Mytilini, which were generating revenues in the year ended December 31, 2014 and were sold within 2014.

  •
  $0.5 million of additional revenues due to improved fleet utilization in the year ended December 31, 2015 compared to the year ended December 31, 2014.

  Voyage Expenses

        Voyage expenses decreased by $0.7 million, to $12.3 million in the year ended December 31, 2015, from $13.0 million in the year ended December 31, 2014.

  Vessel Operating Expenses

        Vessel operating expenses decreased by 1.0%, or $1.1 million, to $112.7 million in the year ended December 31, 2015, from $113.8 million in the year ended December 31, 2014. The reduction is attributable to a 2% improvement in the average daily operating cost per vessel between the two periods, which decreased to $5,720 per day for the year ended December 31, 2015, from $5,838 per day for the year ended December 31, 2014. We believe that our daily operating cost ranks as one of the most competitive in the industry.

  Depreciation

        Depreciation expense decreased by 3.9%, or $5.3 million, to $131.8 million in the year ended December 31, 2015 from $137.1 million in the year ended December 31, 2014, mainly due to the lower depreciation expense on the eight 2,200 TEU vessels with respect to which we recorded an impairment charge on December 31, 2014.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased by $0.6 million, to $3.8 million in the year ended December 31, 2015, from $4.4 million in the year ended December 31, 2014. The decrease is mainly due to the expiration of the amortization periods related to certain vessels during the year ended December 31, 2015 compared to the year ended December 31, 2014.

  General and Administrative Expenses

        General and administrative expenses increased by $0.4 million, to $21.8 million in the year ended December 31, 2015, from $21.4 million the year ended December 31, 2014. Effective January 1, 2015, our management fees were adjusted to a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

  Gain on Sale of Vessels

        There were no vessel sales in the year ended December 31, 2015. Gain on sale of vessels amounted to $5.7 million in the year ended December 31, 2014 as a result of sale of the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi (on February 26, 2014, April 25, 2014, May 15, 2014, May 15, 2014 and May 20, 2014, respectively).

  Impairment Loss

        As of December 31, 2015, we recognized an impairment loss of $39.0 million in relation to twelve of our older vessels held and used and $2.1 million in relation to the Federal, which was held for sale as of December 31, 2015. As of December 31, 2014, we recognized an impairment loss of $75.8 million in relation to eight 2,200 TEU vessels. See "Critical Accounting Policies—Impairment of Long-lived Assets."

  Interest Expense, Interest Income, and Other Finance Expenses

        Interest expense decreased by 12.0%, or $9.6 million, to $70.4 million in the year ended December 31, 2015, from $80.0 million in the year ended December 31, 2014. The change in interest expense was mainly due to the decrease in our average debt by $221.8 million, to $2,894.7 million in the year ended December 31, 2015, from $3,116.5 million in the year ended December 31, 2014, as well as the decrease in the cost of debt servicing in the year ended December 31, 2015 compared to the year ended December 31, 2014, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

        As of December 31, 2015, the debt outstanding was $2,775.4 million compared to $3,015.5 million as of December 31, 2014.

        Interest income amounted to $3.4 million in the year ended December 31, 2015 compared to $1.7 million in the year ended December 31, 2014. This increase is attributed to the interest income related to the ZIM securities we received in the ZIM restructuring that became effective on July 16, 2014.

        Other finance costs, net, decreased by $1.1 million, to $18.7 million in the year ended December 31, 2015, from $19.8 million in the year ended December 31, 2014. This decrease was mainly due to the $1.0 million decrease in amortization of finance fees (which have been deferred and are being amortized over the term of the respective credit facilities) in the year ended December 31, 2015 compared to the year ended December 31, 2014.

  Equity loss on investments

        Equity loss on investments of $1.9 million in the year ended December 31, 2015 relates to the investment in Gemini where the Company has a 49% shareholding interest. This loss reflects operating losses of two out of the four vessels that have been acquired by Gemini that have not yet entered into long-term charter arrangements. We did not have any equity investments accounted for under the equity method of accounting in the year ended December 31, 2014.

  Unrealized and Realized Loss on Derivatives

        Unrealized gain on interest rate swaps amounted to $16.2 million in the year ended December 31, 2015 compared to a gain of $24.9 million in the year ended December 31, 2014. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

        Realized loss on interest rate swaps decreased by $67.4 million, to $56.2 million in the year ended December 31, 2015, from $123.6 million in the year ended December 31, 2014. This decrease is attributable to a $1,402.9 million lower average notional amount of swaps during the year ended December 31, 2015 compared to the year ended December 31, 2014 as a result of swap expirations.

        The table below provides an analysis of the items discussed above, and which were recorded in the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015	Year ended December 31, 2014
	(in millions)
Cash flow interest rate swaps
Realized losses expensed in consolidated Statements of Operations	$(52.7)	$(120.6)
Unrealized gains	16.2	25.2
Amortization of deferred realized losses	(4.0)	(4.0)

Unrealized and realized losses on cash flow interest rate swaps	$(40.5)	$(99.4)

Fair value interest rate swaps
Unrealized losses on swap asset	$(0.5)	$(0.9)
Reclassification of fair value hedged debt to earnings	0.6	0.6
Realized gains	0.5	1.0

Unrealized and realized gains on fair value interest rate swaps	$0.6	$0.7

Unrealized and realized losses on derivatives	$(39.9)	$(98.7)

  Year ended December 31, 2014 compared to the year ended December 31, 2013

        During the year ended December 31, 2014, we had an average of 55.9 containerships compared to 61.0 containerships for the year ended December 31, 2013. Our fleet utilization increased to 97.5% in the year ended December 31, 2014 compared to 93.4% in the year ended December 31, 2013. During the year ended December 31, 2014, we sold five of our older vessels, the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi, and we acquired two 6,402 TEU secondhand containerships built in 2002, the Performance and the Priority. During the year ended December 31, 2014, our fleet utilization for the fleet under employment was 98.5% (which excludes the laid up vessels).

  Operating Revenues

        Operating revenues decreased by 6.1%, or $36.0 million, to $552.1 million in the year ended December 31, 2014, from $588.1 million in the year ended December 31, 2013.

        Operating revenues for the year ended December 31, 2014 reflect:

  •
  $9.1 million of additional revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, $0.9 million of which related to the Performance and Priority which were added to our fleet on November 5, 2014 and $8.2 million related to Amalia C, MSC Zebra, Danae C (ex Niledutch Palanca) and the Dimitris C which were added to our fleet on May 14, 2013, June 25, 2013, November 13, 2013 and November 21, 2013 respectively.

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

  Vessel Operating Expenses

        Vessel operating expenses decreased by 6.8%, or $8.3 million, to $113.8 million in the year ended December 31, 2014, from $122.1 million in the year ended December 31, 2013. The reduction is mainly attributable to the decrease in the average number of vessels in our fleet during the year ended December 31, 2014 compared to the year ended December 31, 2013.

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

  Depreciation

        Depreciation expense decreased by 0.2%, or $0.3 million, to $137.1 million in the year ended December 31, 2014, from $137.4 million in the year ended December 31, 2013. The decrease in depreciation expense was due to the lower average number of vessels in our fleet during the year ended December 31, 2014 compared to the year ended December 31, 2013.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased by 20.0%, or $1.1 million, to $4.4 million in the year ended December 31, 2014, from $5.5 million in the year ended December 31, 2013. The decrease reflects reduced dry-docking costs amortized during the year ended December 31, 2014 compared to the year ended December 31, 2013.

  General and Administrative Expenses

        General and administrative expenses increased by 9.7%, or $1.9 million, to $21.4 million in the year ended December 31, 2014, from $19.5 million in the year ended December 31, 2013. The increase was mainly due to increased fees of $1.3 million paid to our Manager in the year ended December 31, 2014 compared to the year ended December 31, 2013, due to an increase in the per day fee payable to our Manager since January 1, 2014, together with an increase of $0.6 million in stock compensation.

  Gain/(loss) on sale of vessels

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

        The table below provides an analysis of the items discussed above, and which were recorded in the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014	Year ended December 31, 2013
	(in millions)
Cash flow interest rate swaps
Realized losses expensed in consolidated Statements of Operations	$(120.6)	$(145.6)
Unrealized gains	25.2	22.8
Amortization of deferred realized losses	(4.0)	(4.0)

Unrealized and realized losses on cash flow interest rate swaps	$(99.4)	$(126.8)

Fair value interest rate swaps
Unrealized losses on swap asset	$(0.9)	$(1.3)
Reclassification of fair value hedged debt to earnings	0.6	0.6
Realized gains	1.0	1.4

Unrealized and realized gains on fair value interest rate swaps	$0.7	$0.7

Unrealized and realized losses on derivatives	$(98.7)	$(126.1)

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

        We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds contained in our Bank Agreement.

        As of December 31, 2015, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet beyond our currently contracted vessels to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time. See "—Credit Facilities" below.

        Under our existing multi-year charters as of December 31, 2015, we had contracted revenues of $524.7 million for 2016, $491.0 million for 2017 and, thereafter, approximately $2.14 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2015, we had cash and cash equivalents of $72.3 million and restricted cash of $2.8 million. As of December 31, 2015, we had no remaining borrowing availability under our credit facilities. As of December 31, 2015, we had $2,775.4 million of outstanding indebtedness, of which $270.0 million is payable within the next twelve months. Furthermore, cash flow interest rate swaps with a notional amount of $775.0 million outstanding as of December 31, 2015, are scheduled to terminate in 2016. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

        We will not receive any cash upon any exercise of the 15 million warrants to purchase shares of our common stock issued to our lenders participating in our comprehensive financing plan contemplated by our Bank Agreement described herein, as such warrants are only exercisable on a cashless basis.

        In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also include our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM's other obligations to us, which relate to the outstanding long term receivable as of December 31, 2013. ZIM's charter-owner creditors designated two of the nine members of ZIM's initial Board of Directors following the restructuring, including one director nominated by us, Dimitris Chatzis, the father of our Chief Financial Officer.

Cash Flows

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	(In thousands)
Net cash provided by operating activities	$271,676	$192,181	$189,025
Net cash (used in)/provided by investing activities	(13,292)	11,437	6,087
Net cash used in financing activities	(243,861)	(214,041)	(182,587)

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities increased by 41.4%, or $79.5 million, to $271.7 million in the year ended December 31, 2015 compared to $192.2 million in the year ended December 31, 2014. The increase was primarily the result of a reduction in realized losses from derivatives of $67.4 million, reduced interest expenses by $9.6 million, and lower payments for drydocking and special survey costs by $4.6 million, in the year ended December 31, 2015 compared to the year ended December 31, 2014.

        Net cash flows provided by operating activities increased by 1.7%, or $3.2 million, to $192.2 million in the year ended December 31, 2014 compared to $189.0 million in the year ended December 31, 2013. The increase was primarily the result of lower net financing expenses of $35.4 million that offset increased payments for drydocking of $6.6 million and a $25.6 million decrease in cash from operations in the year ended December 31, 2014 compared to the year ended December 31, 2013. Lower cash from operations is attributed to a $36 million reduction in operating revenues, partially offset by $10.4 million improvement in net operating costs and working capital position between the two periods.

  Net Cash (Used in)/Provided by Investing Activities

        Net cash flows (used in)/provided by investing activities decreased by $24.7 million, to $13.3 million used in investing activities in the year ended December 31, 2015 compared to $11.4 million provided by investing activities in the year ended December 31, 2014. The difference is attributed to a $49.5 million decrease in net proceeds from sale of vessels, cash used for investments in affiliates of $13.2 million in the year ended December 31, 2015 compared to no investments in the year ended December 31, 2014, which were partially offset by a $38.0 million decrease in amounts used in vessel purchases and other related capital expenditures in the year ended December 31, 2015 compared to the year ended December 31, 2014.

        Net cash flows provided by investing activities increased by $5.3 million, to $11.4 million in the year ended December 31, 2014 compared to $6.1 million in the year ended December 31, 2013. The difference is attributed to vessel purchases and other related capital expenditures of $39.2 million in 2014 mainly in relation to the acquisition of Performance and Priority, as opposed to $46.8 million of vessel purchases and other related capital expenditures during 2013, mainly in relation to the acquisition of Dimitris C, MSC Zebra, Amalia C and Danae C. In addition, during the year ended December 31, 2014 we received net proceeds from the sales of the Messologi, the Marathonas, the Mytilini, the Commodore and the Duka of $50.6 million, whereas during the year ended December 31, 2013 we received net proceeds from the sales of the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo of $52.9 million.

  Net Cash Used in Financing Activities

        Net cash flows used in financing activities increased by $29.9 million, to $243.9 million in the year ended December 31, 2015 compared to $214.0 million in the year ended December 31, 2014, as a result of a $21.7 million increase in repayments of long-term debt, which amounted to $243.2 million in the year ended December 31, 2015 compared to $221.5 million in the year ended December 31, 2014. Additionally, the decrease is due to a $11.9 million movement in restricted cash, which was offset partially by a $3.7 million decrease in deferred finance costs.

        Net cash flows used in financing activities increased by $31.4 million, to $214.0 million in the year ended December 31, 2014 compared to $182.6 million in the year ended December 31, 2013, as a result of $50.5 million of higher repayments of long-term debt, which amounted to $221.5 million in the year ended December 31, 2014 compared to $171.0 million in the year ended December 31, 2013, partially offset by a $23.4 million positive movement in restricted cash related to release of restricted funds derived from vessel sales that had been earmarked to reduced indebtedness. In addition, during 2014 we paid $4.4 million in full and final settlement of the amendment fee related to the 2011 restructuring that had been deferred and was payable on December 31, 2014, compared to $0.1 million in finance expenses paid during the year ended December 31, 2013.

  Non-GAAP Financial Measures

        We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

  EBITDA and Adjusted EBITDA

        EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, impairment loss, stock based compensation, (gain)/loss on sale of vessels, unrealized (gain)/loss on derivatives, realized loss on derivatives. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

  Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	(In thousands)
Net income/(loss)	$117,016	$(3,920)	$37,523
Depreciation	131,783	137,061	137,414
Amortization of deferred drydocking & special survey costs	3,845	4,387	5,482
Amortization of deferred realized losses of cash flow interest rate swaps	4,017	4,016	4,017
Amortization of finance costs	14,038	15,070	15,431
Finance costs accrued (Exit Fees under our Bank Agreement)	3,639	3,745	3,763
Interest income	(3,419)	(1,703)	(2,210)
Interest expense	70,397	79,980	91,185

EBITDA	$341,316	$238,636	$292,605

(Gain)/loss on sale of vessel	—	(5,709)	449
Impairment loss	41,080	75,776	19,004
Stock based compensation	88	638	75
Realized loss on derivatives	52,125	119,612	144,254
Unrealized gain on derivatives	(16,285)	(24,915)	(22,121)

Adjusted EBITDA	$418,324	$404,038	$434,266

        EBITDA increased by $102.7 million, to $341.3 million in the year ended December 31, 2015, from $238.6 million in the year ended December 31, 2014. The increase was mainly attributable to a $58.9 million decrease in unrealized and realized losses on derivatives, a decreased impairment loss by $34.7 million, a $15.8 million increase in operating revenues, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was partially offset by a $1.9 million loss on equity investments incurred in the year ended December 31, 2015 and a $5.7 million gain on sale of vessels incurred in the year ended December 31, 2014 compared to a nil gain in the year ended December 31, 2015.

        Adjusted EBITDA increased by $14.3 million, to $418.3 million in the year ended December 31, 2015, from $404.0 million in the year ended December 31, 2014. The increase was attributed to a $15.8 million increase in operating revenues, an improvement of 0.4 million in operating costs in the year ended December 31, 2015 compared to the year ended December 31, 2014, which was offset by a $1.9 million loss on equity investments incurred in the year ended December 31, 2015.

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

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then- existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages. As of December 31, 2015, we were in compliance with the financial covenants of the Bank Agreement. For additional details, please see Note 12, Long-term Debt, to our consolidated financial statements included elsewhere herein.

  Interest

        Under the terms of the Bank Agreement, borrowings under each of our pre-existing Credit Facilities, which excludes the KEXIM and KEXIM-ABN Amro credit facilities which were not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

  Principal Payments

        Under the terms of the Bank Agreement we are required to make quarterly principal payments in fixed amounts, in relation to our total debt commitments from our lenders under the Bank Agreement and the January 2011 Credit Facilities (see "—January 2011 Credit Facilities" below), as specified in the table below (in thousands):

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2016	30,973	36,278	32,276	43,852	—	143,379
2017	44,939	36,691	35,338	31,872	—	148,840
2018	34,152	37,585	44,399	45,334	65,969	227,439

Total						519,658

*
The Company may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents from January 1, 2015 until maturity in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of our consolidated debt), would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the Pre-existing Credit Facilities. Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under our interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro-rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to a Pre-existing Credit Facility, a vessel with respect to which the participating lenders under such credit facility have a second lien security interest and the first lien credit facility has been repaid in full). The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

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

        We were in compliance with these covenants as of December 31, 2015.

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

  (iv)
  a $83.9 million new club credit facility provided, on a pro- rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

  (v)
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

        As of December 31, 2015, $274.3 million was outstanding under the above January 2011 Credit Facilities and there was no remaining borrowing availability under the respective credit facilities.

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

        As of December 31, 2015, $122.0 million was outstanding under the credit facility and there was no remaining borrowing availability under the facility.

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

        Borrowings under this facility bore interest at a fixed interest rate of 8%. We were required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of the Hanjin Greece, the Hanjin Italy and the Hanjin Germany being financed, and in seven consecutive semi- annual installments commencing one year, in the case of the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, after the delivery of the respective newbuilding being financed. This financing facility was secured by second priority collateral related to the vessels financed. This credit facility was fully repaid during the year ended December 31, 2015.

Exit Fees

        We will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, we are required to pay an Additional Exit Fee of $10.0 million, as we did not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statements of Operations over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheets. We had recognized an amount of $15.5 million and $11.9 million as of December 31, 2015 and December 31, 2014, respectively.

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

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$667.1	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal, the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank-HSH Nordbank-Piraeus Bank(3)	$627.8	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C (ex Niledutch Palanca), the Dimitris C, the Performance and the Priority
Canyon Capital Finance	$136.7	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$169.9	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$199.4	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro-Bank of America Merrill Lynch-Burlington-Sequoia-National Bank of Greece	$229.0	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank-Credit Suisse-Golden Tree	$258.1	The OOCL Novorossiysk, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$21.2	The Deva and the Derby D
KEXIM	$8.2	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$45.6	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic-HSH Nordbank-Piraeus Bank(3)	$69.6	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$69.9	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$20.6	The Hanjin Greece
Club Facility	$50.4	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$63.8	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$122.0	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2015.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        Outstanding indebtedness under each of our credit facilities, other than our KEXIM and KEXIM-ABN Amro credit facilities, as well as our Hyundai Samho Vendor Financing, which was fully repaid in 2015, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our credit facilities was 1.97% and 2.03% for the years ended December 31, 2015 and 2014, respectively.

        As described above, the interest rate, amortization profile and certain other terms of each of our previously existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, but were amended through a separate supplemental agreement signed on September 12, 2013. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-ABN Amro credit facility, under which $36.6 million of the outstanding indebtedness, as of December 31, 2015, bears interest at a fixed rate of 5.52% and $9.0 million of the outstanding indebtedness, as of December 31, 2015, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2018 and September 2018 (in respect of the fixed rate tranche) and November 2018 and September 2018 (in respect of the floating rate tranche), respectively.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2015 were:

	Payments Due by Period
	Total	Less than 1 year (2016)	1 - 3 years (2017 - 2018)	3 - 5 years (2019 - 2020)	More than 5 years (After January 1, 2021)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$2,759,444	183,173	2,515,251	40,680	20,340

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$2,759,444	269,546	2,428,878	40,680	20,340
Interest on long-term debt obligations(3)	$228,076	72,851	150,461	4,167	597
Payments to our manager(4)	$25,837	25,837	—	—	—

Total	$3,013,357	$368,234	$2,579,339	$44,847	$20,937

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2015 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts. The last payment, due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM, KEXIM and KEXIM-ABN Amro credit facilities.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2015 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM, KEXIM and KEXIM-ABN Amro credit facilities.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2015 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2015 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 0.82% in 2016, 1.38% in 2017 and up to a maximum of 2.38% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations. This table, including the interest payments, does not reflect the terms of our interest rate swap agreements which are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2015, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2015, we had a fleet of 56 containerships (one of which we sold in January 2016), out of which 51 were on time charter and two on bareboat charter. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2016, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After improving in 2010 and early 2011 from the historic lows in late 2008 and 2009, since the third quarter of 2011 freight rates obtained by liner companies have declined and charter rates for containerships have decreased sharply, with significant further declines since the middle of 2015 after a mild uptick in the first half of 2015, in many cases to a level below operating costs. Although global demand for seaborne transportation of containerized cargoes is estimated to have increased modestly overall in 2015, the second half of 2015 experienced a significant decline in demand. As such, container freight rates and containership charter rates are expected to remain under pressure, including due to the significant amount of newbuildings scheduled to be delivered in 2016, which may be offset part by the potential for higher scrapping activity, until global economic demand strengthens thereby absorbing capacity. Global demand is expected to be impacted by continued economic weakness in Europe and the resulting impact on consumer demand in Europe, the impact of low commodity prices on imports into commodity-exporting developing economies and slower Chinese economic activity. Global containership demand is, however, expected to balance supply growth in 2016, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue.

        The idle containership fleet at the end of 2015 stood at approximately 7% of global fleet capacity, well above the 1.3% level at the end of 2014, and the highest level since early 2010. Earnings fell sharply with the guideline rate for a 4,400 TEU Panamax reaching a record low of $6,000 per day at the end of 2015. After limited containership newbuilding orders since 2009, other than some ordering in early 2011, containership newbuilding orders increased significantly in 2013 through 2015. The size of the order book compared to global fleet capacity was approximately 19% as of the end of 2015, down from record high levels in 2008 but still relatively high compared to historical averages. In particular, larger containerships of greater than 10,000 TEU represent a significant majority of the order book with approximately 4,300,000 TEU of vessels of over 10,000 TEU scheduled to be delivered between 2016 and 2018. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. A number of liner companies, including some of our customers, reported substantial losses in 2015 and other recent years, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers or form cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

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

Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid.

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

        As of December 31, 2015, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included volatility in the charter market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi- year, fixed rate period charters that range from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2015, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. We have five 2012-built 13,100 TEU vessels currently employed on 12-year charters, with breakeven rechartering rates of about $14,364 per day on average. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates is episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control we believe that the appropriate historical average time charter rates to use as a benchmark for impairment testing of our vessels are the most recent 10 year averages, to the extent available, as such averages take into account the volatility and cyclicality of the market. Management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

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

        As of December 31, 2015, our assessment concluded that step two of the impairment analysis was required for twelve of our older vessels held and used, as their undiscounted projected net operating cash flows did not exceed their carrying value. The fair values of these vessels were determined with assistance from valuations obtained from third party independent shipbrokers. As of December 31, 2015 we recorded an impairment loss of $39.0 million for twelve of our older vessels held and used and an impairment loss of $2.1 million for the vessel Federal, which was held for sale as of December 31, 2015.

  Impairment Sensitivity Analysis

        For the 43 vessels for which our assessment concluded that step two of the impairment analysis was not required, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2015, and is also in accordance with our vessels' market valuation as described in our credit facilities and accepted by our lenders, suggests that 19 vessels have current market values that exceed their carrying values and 24 vessels may have current market values below their carrying values. We believe that each of the 24 vessels identified as having estimated market values less than their carrying value, 20 of which are currently under long-term time charters expiring from March 2019 through July 2022 and 4 of which are currently under time charters expiring from March 2016 through September 2016, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

Company either determines to sell the vessel for a loss or determines that the vessel's carrying value is not recoverable as discussed above.

Vessel	TEU	Year Built	Net Book Value December 31, 2015 (In thousands of Dollars)	Net Book Value December 31, 2014 (In thousands of Dollars)
Hyundai Together	13,100	2012	158,008	163,535
Hyundai Tenacity	13,100	2012	157,848	163,356
Hyundai Speed	13,100	2012	160,005	165,551
Hyundai Smart	13,100	2012	159,433	164,972
Hyundai Ambition	13,100	2012	160,555	166,110
Hanjin Germany	10,100	2011	132,260	137,028
Hanjin Italy	10,100	2011	132,714	137,488
Hanjin Greece	10,100	2011	132,872	137,639
CSCL Le Havre	9,580	2006	60,843	63,241
CSCL Pusan	9,580	2006	59,750	62,120
CMA CGM Melisande	8,530	2012	109,441	113,206
CMA CGM Attila	8,530	2011	104,174	107,832
CMA CGM Tancredi	8,530	2011	106,421	110,148
CMA CGM Bianca	8,530	2011	106,837	110,555
CMA CGM Samson	8,530	2011	106,958	110,695
CSCL America(3)	8,468	2004	47,352	49,223
CSCL Europe(3)	8,468	2004	46,470	48,307
CMA CGM Moliere(3)	6,500	2009	79,092	82,037
CMA CGM Musset(3)	6,500	2010	80,443	83,431
CMA CGM Nerval(3)	6,500	2010	80,951	83,938
CMA CGM Rabelais(3)	6,500	2010	81,740	84,747
CMA CGM Racine(3)	6,500	2010	81,627	84,609
YM Mandate	6,500	2010	85,957	89,178
YM Maturity	6,500	2010	86,988	90,220
Performance	6,402	2002	17,897	18,404
Priority	6,402	2002	17,907	18,385
Federal(2)	4,651	1994	0	8,533
SNL Colombo(3)	4,300	2004	43,382	45,479
YM Singapore(3)	4,300	2004	44,545	46,641
YM Seattle(3)	4,253	2007	53,507	55,745
YM Vancouver(3)	4,253	2007	54,145	56,370
ZIM Rio Grande(3)	4,253	2008	50,187	52,195
ZIM Sao Paolo(3)	4,253	2008	50,780	52,779
OOCL Istanbul(3)	4,253	2008	51,008	53,005
ZIM Monaco(3)	4,253	2009	51,666	53,685
OOCL Novorossiysk(3)	4,253	2009	51,785	53,780
ZIM Luanda(3)	4,253	2009	52,533	54,552
Derby D(3)	4,253	2004	23,193	24,167
Deva(3)	4,253	2004	22,776	23,721
Dimitris C(1)	3,430	2001	10,583	14,517
Hanjin Santos(3)	3,400	2010	49,661	51,481
Hanjin Versailles(3)	3,400	2010	50,052	51,868
Hanjin Algeciras(3)	3,400	2011	50,795	52,629
Hanjin Buenos Aires(3)	3,400	2010	49,381	51,202
Hanjin Constantza(3)	3,400	2011	51,594	53,453
MSC Zebra(1)	2,602	2001	7,871	11,564
Danae C(1)	2,524	2001	8,086	11,892
Amalia C(1)	2,452	1998	6,200	7,129
Hyundai Advance(1)	2,200	1997	6,650	11,050
Hyundai Future(1)	2,200	1997	7,000	11,219
Hyundai Sprinter(1)	2,200	1997	7,000	11,229
Hyundai Stride(1)	2,200	1997	6,750	11,050
Hyundai Progress(1)	2,200	1998	7,900	12,183
Hyundai Bridge(1)	2,200	1998	8,150	12,260
Hyundai Highway(1)	2,200	1998	8,150	12,240
Hyundai Vladivostok(1)	2,200	1997	6,450	10,765

Total			$3,446,323	$3,624,338

(1)
As of December 31, 2015, we recorded an impairment loss of $39.0 million in aggregate for these twelve vessels, with each vessel written down to its fair value.

(2)
The vessel Federal was held for sale as of December 31, 2015, for which an impairment loss of $2.1 million was recognized.

(3)
Indicates vessels for which, as of December 31, 2015, the estimated market value is lower than the vessel's carrying value. The aggregate carrying value of these 24 vessels exceeded their aggregate estimated market value by approximately $252.6 million as of December 31, 2015 and by approximately $171.9 million as of December 31, 2014 in relation to 17 vessels, excluding the CMA CGM Moliere, CMA CGM Musset, CMA CGM Nerval, CMA CGM Rabelais, CMA CGM Racine, CSCL America and CSCL Europe, which had estimated market values in excess of their carrying values as of such date. The aggregate increase in the amount by which the carrying values exceeded the estimated market values for these 24 vessels as of December 31, 2015 as compared to December 31, 2014 is attributable to the deterioration of containership values as a consequence of reduced demand for seaborne transportation of containerized cargoes due to the weak global economic environment. We believe, however, that each of these 24 vessels, 20 of which are currently under long-term time charters expiring from March 2019 through July 2022 and 4 of which are currently under time charters expiring from March 2016 through September 2016, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with management's impairment assessment. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life. Other than 21 vessels which had aggregate carrying values that were $182.0 million in excess of their aggregate estimated market values as of December 31, 2014, which included four vessels, Dimitris C, MSC Zebra, Danae C and Amalia C, for which we recognized an impairment charge as of December 31, 2015 as detailed in the above table, no other vessels had carrying values in excess of their estimated market values as of December 31, 2014.

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

        In connection with the impairment testing of our vessels as of December 31, 2015, for the 24 vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these 24 vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Vessel/Year Built	Break Even re-chartering rate(5) ($ per day)	Assumed Rechartering Rate(6)/Percentage difference between break even and assumed re-chartering rates(7) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
2 × 8,468 TEU vessels (2004)(1)	$15,556	$27,200 / 42.8%	$25,764	$27,745	$31,367	$34,873	$40,179
5 × 6,500 TEU vessels (2009 - 2010)(2)	$12,741	$22,500 / 43.4%	$14,525	$17,525	$20,545	$25,518	$30,913
10 × 4,253 & 2 × 4,300 TEU vessels (2004 - 2009)(3)	$13,943	$17,330 / 19.5%	$11,469	$9,648	$11,824	$17,455	$22,035
5 × 3,400 TEU vessels (2010 - 2011)(4)	$12,481	$15,000 / 16.8%	$10,009	$8,562	$10,062	$14,621	$18,539

(1)
Our two 8,468 TEU vessels are under long-term time charter contracts, which will expire within the next twelve months with CSCL with the earliest expiration dates of the charters being as follows: the CSCL Europe, on June 27, 2016 and the CSCL America, on September 2, 2016.

(2)
Our five 6,500 TEU vessels are under long-term time charter contracts with CMA CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere, on August 28, 2021, the CMA CGM Musset, on February 12, 2022, the CMA CGM Nerval, on April 17, 2022, the CMA CGM Rabelais, on June 2, 2022 and the CMA CGM Racine, on July 16, 2022.

(3)
Six of our 4,253 TEU vessels are under long-term time charter contracts with ZIM Integrated Shipping Services with the earliest expiration dates of the charters being as follows: the ZIM Rio Grande, on May 20, 2020, the ZIM Sao Paolo, on August 8, 2020, the OOCL Istanbul, on September 19, 2020, the ZIM Monaco, on November 18, 2020, the OOCL Novorossiysk, on February 14, 2021 and the ZIM Luanda, on May 12, 2021. Two of our 4,253 vessels are under long-term time charter contracts with Yang Ming with the earliest expiration dates of the charters being as follows: the YM Seattle, on July 10, 2019 and the Vancouver, on September 27, 2019. One of our 4,253 TEU vessels is under short-term time charter contract with CMA CGM with the earliest expiration date of the Derby D, on April 2, 2016. One of our 4,253 TEU containerships is under short-term time charter contract with ZIM with the earliest expiration date of the Deva, on March 31, 2016. Two of our 4,300 TEU vessels are under long-term time charter contracts with Yang Ming with the earliest expiration dates of the charters being as follows: the SNL Colombo, on March 5, 2019 and the YM Singapore, on October 28, 2019.

(4)
Our five 3,400 TEU vessels are under long-term time charter contracts with Hanjin with the earliest expiration dates of the charters being as follows: the Hanjin Buenos Aires, on March 27, 2020, the Hanjin Santos, on May 6, 2020, the Hanjin Versailles, on August 11, 2020, the Hanjin Algeciras, on November 28, 2020, the Hanjin Constantza, on February 15, 2021.

(5)
The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the breakeven re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $252.6 million as of December 31, 2015.

(6)
Re-chartering rate used in our impairment testing as of December 31, 2015, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(7)
The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2015 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts of our two 8,468 TEU vessels, five 6,500 TEU vessels, ten 4,253 TEU vessels, two 4,300 TEU vessels, and five 3,400 TEU vessels, then the carrying values of the respective vessels, which are currently under time charters expiring from March 2016 through July 2022, would not have been recovered. As noted above, we believe that the appropriate historical period to be used as a reference for the purposes of impairment testing of these vessels should be over 10 years as such averages take into account the volatility and cyclicality of the market. Additionally, on the premise of a 30 year useful life, given that these vessels will have a remaining life above 10 years when they come off charter, the historical 10 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        We also performed a sensitivity analysis on the other 19 vessels identified as having current market values exceeding their carrying values, which indicated that if we had used the historical average one-year charter rates for corresponding size vessels (for our five 13,100 TEU vessels, rates for 9,500 to 10,100 TEU vessels were used for purposes of this sensitivity analysis) for the most recent 1, 3 or 5 year periods, the cash flow forecasts would still have resulted in each vessel's carrying cost being recovered for all vessels. The breakeven re-chartering rates for all 19 vessels ranged from zero, in two cases, and otherwise, from $11,422 to $15,252 per day. We believe that each of these 19 vessels, which had an average remaining useful life of 24.2 years, an average remaining charter duration of 6.9 years and an average useful life after the end of their current charters of 17.2 years, can be reasonably anticipated to recover their carrying values through the end of their useful lives. Furthermore, as discussed above, the Company's internal analysis suggested that each of these vessels had a market value in excess of its carrying value as of December 31, 2015.

Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts with Customers: Deferral of the Effective Date" ("ASU 2015-014"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact that ASU 2014-09 will have on its consolidated financial statements and associated disclosures, and have not yet selected a transition method.

        In February 2015, the FASB issued Accounting Standards Update No. 2015-02, "Consolidation (Topic 810)—Amendments to the Consolidation Analysis", ("ASU 2015-02"). ASU 2015-02 amends the criteria for determining which entities are considered variable interest entities ("VIEs"), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The Company does not expect the adoption of this ASU to have a material impact on the Company's results of operations, financial position or cash flows.

        In April 2015, the FASB issued Accounting Standards Update No. 2015-03 "Simplifying the Presentation of Debt Issuance Costs", ("ASU 2015-03"). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual periods ending after December 15, 2015, and interim periods within annual periods beginning after December 15, 2015. Early application is permitted. The Company is not early adopting this standard. After its adoption in 2016, this change will result in a reclassification of $35.0 million from Deferred charges, net to Long-term debt in the consolidated balance sheet as of December 31, 2015. Additionally, amortization of deferred finance costs amounting to $14.0 million will be reclassified from Other finance expenses to Interest expense in the consolidated statement of operations for the year ended December 31, 2015.

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods ending after December 15, 2017, including interim periods within those fiscal years. Early application is not permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and notes disclosures.

        In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 will apply to both types of leases—capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016—02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and notes disclosures.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 29, 2016, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	60	President and CEO and Class I Director
Iraklis Prokopakis	65	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	43	Chief Financial Officer and Secretary
Dimitris Vastarouchas	48	Deputy Chief Operating Officer
George Economou	63	Class II Director
Myles R. Itkin	68	Class I Director
Miklós Konkoly-Thege	73	Class III Director
William Repko	66	Class II Director

        The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2017 and the term of our Class III directors expires in 2016. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of the Union of Greek Shipowners and the Cyprus Union of Shipowners, President of HELMEPA (Hellenic Maritime Protection Agency), as well as Deputy Chairman of the board of directors of The Swedish Club. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 38 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners' Committee of the Korean Register of Shipping.

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 21 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led a variety of projects, the latest being the successfully concluded comprehensive financing plan of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 20 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 39 years of experience in the maritime industry. Mr. Economou began his career in 1976 and worked in shipping companies mostly in New York before starting his own company in 1986. Between 1986 and 1991, he invested and participated in the formation of numerous individual shipping companies. He has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou oversaw the company's growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW, an owner of rigs and ships involved in ultra deep water drilling, which is also trading on NASDAQ under the trading symbol: ORIG. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

        Myles R. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. Mr. Itkin served on the board of directors of the U.K. P&I Club from 2006 to 2013. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        Miklós Konkoly-Thege has been a member of our board of directors since 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Technical Solutions AS, Callenberg Technology Group AB and

Stena Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

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

Compensation of Directors and Senior Management

        Non-executive directors receive annual fees of $70,000 per annum beginning January 1, 2015 (previously $62,500 per annum), plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under "—Equity Compensation Plan." We do not have service contracts with any of our non-employee directors. We have employment agreements with two directors who are also executive officers of our company, as well as with our other two executive officers.

        Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate compensation of €1.02 million ($1.14 million) for the period from May 1, 2015 to December 31, 2015. From January 1, 2013 to April 30, 2015, our manager provided us with the services of these officers. In 2015 (for the period from January 1, 2015 to April 30, 2015), 2014 and 2013 we paid our manager a fee of €0.51 million ($0.56 million), €1.47 million ($1.92 million) and €1.4 million ($1.86 million), respectively, for such services. Our executive officers are eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

        Our executive officers are entitled to severance payments for termination without "cause" or for "good reason" generally equal (i) two times the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as continued benefits, if any, for 24 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company the greater of (a) the amount calculated as described in clause (i) but changing the multiple from two to three and (b) a specified dollar amount for each executive officer (approximately €4.6 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.

Employees

        From May 1, 2015, we directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement from January 1, 2013 to April 30, 2015. Approximately 1,223 officers and crew members served on board the vessels we own as of December 31, 2015, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2015 and February 29, 2016, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        In accordance with the terms of the August 6, 2010 common stock subscription agreement between Sphinx Investments Corp. and us, we have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of any such nominee standing for election.

        During the year ended December 31, 2015, the board of directors held five meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Dr. Robert Mundell who did not attend the meetings of the Board and the nominating and corporate committee meetings of the Board that took place prior to his departure from the Board, Mr. Repko who did not attend one of the meetings and Mr. Economou who did not attend any of the five meetings of the Board. Our board of directors has determined that each of Messrs. Economou, Itkin, Konkoly-Thege, and Repko were independent (within the requirements of the NYSE and SEC). Dr. Mundell departed the board of directors after not standing for re-election at our July 2015 annual shareholders meeting.

        To promote open discussion among the independent directors, those directors met, in 2015, four times in regularly scheduled and twice in an ad hoc executive session without participation of our company's management and will continue to do so in 2016. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

Committees of the Board of Directors

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We comply fully with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies," however, as permitted for controlled companies, one member of the compensation committee and one member of the nominating and corporate governance committee is a non-independent director and, in accordance with Marshall Islands law, we obtained board of director approval but not shareholder approval for our August 2010 common stock sale. See "Item 16G. Corporate Governance."

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2015, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Miklós Konkoly-Thege (chairman), Iraklis Prokopakis and William Repko. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2015, there were five meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Myles R. Itkin (chairman), Iraklis Prokopakis and William Repko. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2015, there were five meetings of the nominating and corporate governance committee.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 11, 2015, the Company granted 15,879 shares, which will be issued in 2016 to be distributed to the employees of the Manager and recorded an expense of $0.1 million, representing the fair value of the stock granted as at the date of the grant. As of December 10, 2014, the Company granted 115,185 shares to certain employees of the Manager, out of which 112,315 shares were issued and distributed to the employees of the Manager in 2015 and recorded in "General and Administrative Expenses" an expense of $0.6 million representing the fair value of the stock granted as at the date of grant. As of December 12, 2013, the Company granted 16,066 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.75 million representing the fair value of the stock granted as at the date of grant, which were issued in 2014 and distributed to the employees of the Manager in settlement of the shares granted in 2013. Refer to Note 20, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2015, 2014 and 2013, none of the directors elected to receive in Company shares his compensation. Refer to Note 20, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the trustee of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.8% of our outstanding common stock as of February 29, 2016. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of May 1, 2015. From January 1, 2013 to April 30, 2015, when we resumed directly employing our executive officers, our Manager also provided us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $17.4 million in 2015, $16.3 million in 2014 and $15.0 million in 2013. The related expenses are presented under "General and administrative expenses" on the Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $19.0 million and $10.6 million as of December 31, 2015 and 2014, respectively.

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

  •
  administrative services, which include, in each direction of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

  •
  commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time.

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

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. For 2016 we will pay our manager the following fees: (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, from January 1, 2013 to April 30, 2015 our manager provided us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. We paid our manager fees of €0.51 million ($0.56 million), for the period from January 1, 2015 to April 30, 2015, €1.47 million ($1.92 million) in 2014 and €1.4 million ($1.86 million) in 2013 for such services. From May 1, 2015, we have directly employed our executive officers.

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

  Non-competition

        Our Manager has agreed that, during the term of the management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas does not currently control any such vessel-owning entity or have an equity interest in any such entity, other than Raven International Corporation, owner of one 1,700 TEU vessel. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels. In connection with our investment in Gemini (see "—Gemini Shipholdings Corporation" below), these restrictions on our Chief Executive Officer and our Manager were waived, with the approval of our independent directors, with respect to vessels acquired by Gemini.

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

  Gemini Shipholdings Corporation

        On August 5, 2015, we entered into a Shareholders Agreement (the "Gemini Shareholders Agreement"), with Gemini Shipholdings Corporation ("Gemini") and Virage International Ltd. ("Virage"), a company controlled by our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust, in connection with the formation of Gemini to acquire and operate containerships. We and Virage own 49% and 51%, respectively, of Gemini's issued and outstanding share capital. Under the Gemini Shareholders Agreement, we and Virage have preemptive rights with respect to issuances of Gemini capital stock as well as tag-along rights, drag-along rights and certain rights of first refusal with respect to proposed transfers of Gemini equity interests. In addition, certain actions by Gemini, including acquisitions or dispositions of vessels and newbuilding contracts, require the unanimous approval of the Gemini board of directors including the director designated by the Company, who is currently our Chief Operating Officer Iraklis Prokopakis. Mr. Prokopakis also serves as Chief Operating Officer of Gemini, and our Chief Financial Officer, Evangelos Chatzis, serves as Chief Financial Officer of Gemini, for which services Messrs. Prokopakis and Chatzis do not receive any additional compensation. We also have the right to purchase all of the equity interests in Gemini that we do not own for fair market value at any time after December 31, 2018, or earlier if permitted under our credit facilities, provided that such fair market value is not below the net book value of such equity interests.

        In 2015, prior to our equity investment, Gemini acquired a 100% interest in entities with capital leases for the containerships Suez Canal and Genoa and the entity with a memorandum of agreement to acquire the containership NYK Lodestar. In February 2016, Gemini acquired the containership NYK Leo. Gemini financed these acquisitions with the assumption of capital lease obligations, borrowings under a secured loan facility and an aggregate of $27.0 million of equity contributions from the Company and Virage. We do not guarantee any debt of Gemini or its subsidiaries.

        In connection with our investment in Gemini, the restrictions on the ownership, operation and management of containerships set forth in the restrictive covenant agreement with our Chief Executive Officer, the management agreement with our Manager and our executive officers' respective employment agreements were waived, with the approval of the independent directors of our board of directors, with respect to vessels acquired, owned and operated by Gemini. Danaos Shipping provides vessel management services to Gemini at the same rates as we pay pursuant to our management agreement with Danaos Shipping.

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2015, 2014 and 2013, we paid premiums of $6.3 million, $8.5 million and $9.6 million, respectively, to The Swedish Club under these insurance policies.

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

  Sphinx Investments Corp. Director Nominee

        As described above under "Item 6. Directors, Senior Management and Employees—Board of Directors", following completion of our $200.0 million equity transaction on August 12, 2010, which satisfied a condition to the Bank Agreement and approximately $425 million of new debt financing, Mr. George Economou joined the Board of Directors of the Company as an independent director in accordance with the terms of the common stock subscription agreement between Sphinx Investments Corp. and the Company. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of common stock. We have been informed that our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust, and Dr. John Coustas have agreed to vote all of the shares of our common stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 29, 2016 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 29, 2016 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,781,744 shares of common stock outstanding as of February 29, 2016. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1)	67,828,140	61.8%
Chairman, President and Chief Executive Officer
Iraklis Prokopakis	471,384	*
Director, Senior Vice President and Chief Operating Officer
Evangelos Chatzis	125,000	*
Chief Financial Officer and Secretary
Dimitris Vastarouchas	89,931	*
Deputy Chief Operating Officer
George Economou(2)	11,471,621	10.4%
Director
Myles R. Itkin	—	—
Director
Miklós Konkoly-Thege	86,966	*
Director
William Repko	—	—
Director
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	67,828,140	61.8%
Sphinx Investments Corp.(3)	11,471,621	10.4%
All executive officers and directors as a group (8 persons)	80,073,042	72.9%

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

(2)
Includes 67,633,140 shares which, according to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns and has sole voting power and sole dispositive power with respect to all such shares, and 195,000 shares held by Danaos Investments Limited as Trustee of the 883 Trust which were granted to Dr. Coustas as an equity award in December 2011. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to have shared voting and dispositive power over these shares of common stock. This does not necessarily imply economic ownership of the securities.

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

        As of February 29, 2016, we had approximately six stockholders of record, four of which were located in the United States and held an aggregate of 109,559,368 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 109,557,118 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 79,858,111 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and no shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owns approximately 61.8% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Our respective lenders under our existing credit facilities covered by the Bank Agreement and the January 2011 Credit Facilities will be entitled to require us to repay in full amounts outstanding under such respective credit facilities, if, among other circumstances, Dr. Coustas ceases to be our Chief Executive Officer or, together with members of his family and trusts for the benefit thereof, ceases to collectively own over one-third of the voting interest in our outstanding capital stock or any other person or group controls more than 20.0% of the voting power of our outstanding capital stock.

        In 2011, we issued, for no additional consideration, an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and January 2011 Credit Facilities to purchase, solely on a cashless exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All warrants will expire on January 31, 2019.

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

	High	Low
2011	$7.87	$2.65
2012	$4.88	$2.44
2013	$4.90	$2.76
2014 (Annual)	$7.75	$3.96
First Quarter	7.75	4.83
Second Quarter	7.50	5.07
Third Quarter	6.18	4.97
Fourth Quarter	6.47	3.96
2015 (Annual)	$6.70	$4.56
First Quarter	6.55	4.56
Second Quarter	6.70	5.82
Third Quarter	6.49	4.94
Fourth Quarter	6.64	4.70
August 2015	6.30	5.60
September 2015	6.49	5.69
October 2015	6.64	5.95
November 2015	6.40	5.52
December 2015	5.99	4.70
2016 First Quarter (through February 2016)	$6.14	$4.26
January 2016	6.14	4.26
February 2016	5.49	4.37

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2015 and February 29, 2016, 109,781,744 shares were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2015 and February 29, 2016, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

  Stockholder Rights Plan

  General

        Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, which expires on September 18, 2016. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

        For a description of the Amended and Restated Management Agreement, dated as of May 1, 2015, between Danaos Shipping Company Limited and Danaos Corporation, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

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

        For a description of the Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, the Company and Virage International Ltd., please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Gemini Shipholdings Corporation."

Exchange Controls and Other Limitations Affecting Stockholders

        Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock. In mid-2015, Greece implemented capital controls restricting the transfer of funds out of Greece, which would restrict our use of the limited amount of cash we hold in Greece for the remittance of dividends, interest or other payments to non- resident holders of our common stock outside of Greece.

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2015, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2015 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2015 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2015 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        Approximately 61.8% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. As to the four vessel-owning subsidiaries referred to above, we believe that their qualification for the benefits of Section 883 for any taxable year will depend upon whether preferred shares issued by such subsidiaries, as to which we are not the direct or indirect shareholder of record, are owned, directly or under applicable ownership attribution rules, by "qualified shareholders" who comply with specified ownership certification procedures. There can be no assurance that such preferred shares will be treated as so owned with respect to any taxable year.

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

        Our U.S.-source shipping income, other than leasing income, will be considered "effectively connected" with the conduct of a United States trade or business only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  substantially all (at least 90%) of our U.S.-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for operating that begin or end in the United States.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2015. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2015 and 2014 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2015	Fair Value December 31, 2014
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	—	$(2,011)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	—	(4,246)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	—	(4,248)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	—	(2,895)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	—	(3,008)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	—	(10,167)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	—	(4,249)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(1,012)	(9,524)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	—	(8,428)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	—	(3,763)

							$(1,012)	$(52,539)

ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	$(2,113)	$(617)
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	(1,413)	(264)

Total fair value of swap liabilities							$(4,538)	$(53,420)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2015 and 2014 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2015	Fair Value December 31, 2014
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$55	$302
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	83	362

Total fair value							$138	$664

        The total fair value change of the interest rate swaps for the years ended December 31, 2015, 2014 and 2013, amounted to $(0.5) million, $(0.9) million and $(1.3) million, respectively, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related asset of $0.1 million and $0.7 million as of December 31, 2015 and 2014, respectively, are presented under "Other current assets" and under "Other non-current assets" in the consolidated balance sheet as of December 31, 2015 and 2014, respectively.

        We reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to our earnings unrealized losses an amount of $0.6 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively. The related liability of the fair value hedged debt of $0.4 million and $1.0 million is presented under "Long-term Debt" in the consolidated balance sheet as of December 31, 2015 and 2014, respectively.

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

        We recorded in the consolidated Statements of Operations unrealized gains of $48.9 million, $114.2 million and $139.4 million in relation to fair value changes of interest rate swaps for the years ended December 31, 2015, 2014 and 2013, respectively. Furthermore, $32.6 million, $88.9 million and $116.6 million of unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2015, 2014 and 2013, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $4.0 million, $4.0 million and $4.0 million was reclassified into earnings for the years ended December 31, 2015, 2014 and 2013, respectively, representing amortization over the depreciable life of the vessels.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2015, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2015 would result in a decrease of approximately $2.1 million in our earnings in 2016. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swaps. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2015 we incurred approximately 28.2% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2015, approximately 33.5% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2015. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2015, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2015, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2015.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2015 and 2014.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2015 and 2014 and breaks down these amounts by the category of service.

	2015	2014
	(in thousands of dollars)
Audit fees	$352.4	$415.7

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in these categories in 2015 or 2014.

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

        We did not repurchase any shares of our common stock in any of the five years ended December 31, 2015.

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

        As a foreign private issuer we are permitted to follow the corporate governance rules of our home country in lieu of complying with NYSE shareholder approval requirements applicable to certain share issuances, specifically NYSE Rules 312.03(b) and 312.03(c). If we believe that circumstances warrant, we may elect to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve share issuances, without the need for stockholder approval, in lieu of the NYSE rules, as we did in respect of our $200.0 million equity transaction on August 12, 2010 in consideration of the circumstances described below. The receipt of $200 million in proceeds from equity issuances, including $100 million from affiliates of the Company's Chief Executive Officer and his family, was a condition to the arrangements with the Company's lenders under the Bank Agreement. After evaluating market conditions for a transaction that would satisfy this condition, the Company perceived that the terms on which the above described equity transaction could be executed were more favorable than those that would be available in a broader offering, which would have had no assurance of successful completion.

Item 16H.    Mine Safety Disclosure

        Not Applicable.

 PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-49 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1(8)
4.5	2006 Equity Compensation Plan(1)
4.5.1	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.10	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.11	Loan Agreement, dated February 15, 2008, with Credit Agricole (formerly Emporiki Bank of Greece S.A.)(3)
4.12	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)
4.13	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)
4.14	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.15	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)

Number	Description
4.16	Loan Agreement, dated February 2, 2009, with Commerzbank (formerly Deutsche Schiffsbank), Credit Suisse and Credit Agricole (formerly Emporiki Bank)(4)
4.17	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.18	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.19	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.20	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)
4.21	Credit Facility, dated February 21, 2011, with Citi (acting as an agent), ABN Amro and CEXIM(8)
4.21.1	Amended and Restated Facility Agreement with Citibank N.A. (acting as an agent), ABN Amro and CEXIM(13)
4.22	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)
4.23	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)
4.24	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)
4.25
Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Commerzbank (formerly Deutsche Schiffsbank Aktiengesellschaft) and Credit Agricole (formerly Emporiki Bank of Greece S.A.)(8)
4.26	Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)
4.27	Hyundai Vendor Financing Agreements(8)
4.28	Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)
4.29	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)
4.30	Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012(11)
4.31	Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, Virage International Ltd. and Danaos Corporation
8	Subsidiaries
11.1	Code of Business Conduct and Ethics(2)
11.2	Code of Conduct(2)
11.3	Code of Ethics(2)

Number	Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
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

Date: March 15, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2015 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 15, 2016

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of December 31,
	Notes	2015	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$72,253	$57,730
Restricted cash	3	2,818	2,824
Accounts receivable, net		10,652	7,904
Inventories		11,040	11,665
Prepaid expenses		1,079	713
Due from related parties	13	19,007	10,597
Vessels held for sale	4	6,264	—
Other current assets	6	4,457	11,640

Total current assets		127,570	103,073

NON-CURRENT ASSETS
Fixed assets at cost net of accumulated depreciation of $690,794 (2014: $669,394)	4	3,446,323	3,624,338
Deferred charges, net	5	39,733	55,275
Investments in affiliates	7	11,289	—
Other non-current assets	8,15b	72,188	68,506

Total non-current assets		3,569,533	3,748,119

Total assets		$3,697,103	$3,851,192

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$12,971	$12,510
Accrued liabilities	9	14,014	24,705
Current portion of long-term debt	12	269,979	178,116
Current portion of vendor financing	12	—	46,530
Unearned revenue	8	9,853	13,719
Other current liabilities	10,15a	5,328	52,502

Total current liabilities		312,145	328,082

LONG-TERM LIABILITIES
Long-term debt, net of current portion	12	2,505,399	2,773,004
Vendor financing, net of current portion	12	—	17,837
Unearned revenue, net of current portion	8	24,426	30,412
Other long-term liabilities	10,15a	13,219	13,708

Total long-term liabilities		2,543,044	2,834,961

Total liabilities		2,855,189	3,163,043

Commitments and Contingencies	18	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2015 and 2014)	21	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2015 and 2014. 109,781,744 and 109,669,429 issued and outstanding as of December 31, 2015 and 2014, respectively)	21	1,098	1,097
Additional paid-in capital		546,822	546,735
Accumulated other comprehensive loss	15a	(103,081)	(139,742)
Retained earnings		397,075	280,059

Total stockholders' equity		841,914	688,149

Total liabilities and stockholders' equity		$3,697,103	$3,851,192

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2015	2014	2013
OPERATING REVENUES	17	$567,936	$552,091	$588,117
OPERATING EXPENSES:
Voyage expenses		(12,284)	(12,974)	(11,770)
Vessel operating expenses		(112,736)	(113,755)	(122,074)
Depreciation	4	(131,783)	(137,061)	(137,414)
Amortization of deferred drydocking and special survey costs	5	(3,845)	(4,387)	(5,482)
Impairment loss	23	(41,080)	(75,776)	(19,004)
General and administrative expenses		(21,831)	(21,442)	(19,458)
Gain/(loss) on sale of vessels	19	—	5,709	(449)

Income from operations		244,377	192,405	272,466

OTHER INCOME (EXPENSES):
Interest income		3,419	1,703	2,210
Interest expense		(70,397)	(79,980)	(91,185)
Other finance expenses		(18,696)	(19,757)	(20,120)
Equity loss on investments	7	(1,941)	—	—
Other income/(expenses), net		111	422	302
Net unrealized and realized losses on derivatives	15	(39,857)	(98,713)	(126,150)

Total Other Expenses, net		(127,361)	(196,325)	(234,943)

Net Income/(Loss)		$117,016	$(3,920)	$37,523

EARNINGS/(LOSS) PER SHARE
Basic and diluted net income/(loss) per share	22	$1.07	$(0.04)	$0.34

Basic and diluted weighted average number of shares		109,785,484	109,676,056	109,654,199

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2015	2014	2013
Net Income/(Loss)		$117,016	$(3,920)	$37,523
Other Comprehensive Income
Amortization of deferred realized losses on cash flow hedges		4,017	4,016	4,017
Reclassification of unrealized losses to earnings		32,644	88,939	116,557

Total Other Comprehensive Income		36,661	92,955	120,574

Comprehensive Income		$153,677	$89,035	$158,097

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock
				Accumulated other comprehensive loss
	Number of shares	Par value	Additional paid-in capital		Retained earnings	Total
As of January 1, 2013	109,604	$1,096	$546,023	$(353,271)	$246,456	$440,304
Net Income	—	—	—	—	37,523	37,523
Net movement in other comprehensive income	—	—	—	120,574	—	120,574
Issuance of common stock	49	1	(1)	—	—	—
Stock compensation	—	—	75	—	—	75

As of December 31, 2013	109,653	$1,097	$546,097	$(232,697)	$283,979	$598,476

Net Loss	—	—	—	—	(3,920)	(3,920)
Net movement in other comprehensive income	—	—	—	92,955	—	92,955
Issuance of common stock	16	—	—	—	—	—
Stock compensation	—	—	638	—	—	638

As of December 31, 2014	109,669	1,097	$546,735	$(139,742)	$280,059	$688,149

Net Income	—	—	—	—	117,016	117,016
Net movement in other comprehensive income	—	—	—	36,661	—	36,661
Issuance of common stock	113	1	(1)	—	—	—
Stock compensation	—	—	88	—	—	88

As of December 31, 2015	109,782	1,098	$546,822	$(103,081)	$397,075	$841,914

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2015	2014	2013
Cash Flows from operating activities:
Net income/(loss)	$117,016	$(3,920)	$37,523
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	131,783	137,061	137,414
Amortization of deferred drydocking and special survey costs	3,845	4,387	5,482
Impairment loss	41,080	75,776	19,004
Amortization of finance costs and written-off finance costs	14,038	15,070	15,431
Exit fees accrued on debt	3,639	3,745	3,763
Payments for drydocking and special survey costs deferred	(2,341)	(6,887)	(283)
(Gain)/loss on sale of vessels	—	(5,709)	449
Stock based compensation	88	638	75
Amortization of deferred realized losses on interest rate swaps	4,017	4,016	4,017
Unrealized gains on derivatives	(16,285)	(24,915)	(22,121)
Equity loss on investments	1,941	—	—
(Increase)/decrease in:
Accounts receivable	(2,748)	134	(4,297)
Inventories	625	2,831	3,235
Prepaid expenses	16	106	(113)
Due from related parties	(8,410)	3,862	(1,795)
Other assets, current and non-current	2,975	(7,518)	(11,379)
Increase/(decrease) in:
Accounts payable	(971)	(614)	(858)
Accrued liabilities	(10,691)	(6,206)	(1,983)
Unearned revenue, current and long-term	(9,852)	(2,306)	1,858
Other liabilities, current and long-term	1,911	2,630	3,603

Net cash provided by operating activities	271,676	192,181	189,025

Cash flows from investing activities:
Vessels additions	(1,112)	(39,165)	(46,839)
Investments in affiliates	(13,230)	—	—
Net proceeds from sale of vessels	1,050	50,602	52,926

Net cash (used in)/provided by investing activities	(13,292)	11,437	6,087

Cash flows from financing activities:
Payments on long-term debt	(178,808)	(164,154)	(113,634)
Payments on Vendor financing	(64,367)	(57,388)	(57,387)
Deferred finance costs	(692)	(4,392)	(100)
Decrease/(increase) in restricted cash	6	11,893	(11,466)

Net cash used in financing activities	(243,861)	(214,041)	(182,587)

Net increase/(decrease) in cash and cash equivalents	14,523	(10,423)	12,525

Cash and cash equivalents, beginning of year	57,730	68,153	55,628

Cash and cash equivalents, end of year	$72,253	$57,730	$68,153

Supplementary Cash Flow information
Cash paid for interest	$71,795	$82,957	$92,887
Non-cash investing and financing activities
Acquisition of debt securities and equity investment	$—	$64,896	$—
Non-cash deferred financing fees	$—	$90	$87

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

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 21, "Stockholders' Equity".

        The Company's vessels operate worldwide, carrying containers for many established charterers.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, "Significant Accounting Policies") that are under the exclusive management of a related party of the Company (refer to Note 13, "Related Party Transactions").

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

        As of December 31, 2015, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C (ex Niledutch Palanca)	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Vessels sold during 2014
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Duke Marine Inc.	April 14, 2003	Duka	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651

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

        The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Refer to Note 12, "Long-Term Debt", which describes an arrangement under the credit facility with ABN Amro, Lloyds TSB and National Bank of Greece for a variable interest entity.

        Inter-company transaction balances and unrealized gains/(losses) on transactions between the companies are eliminated.

        Investments in affiliates:    The Company's investments in affiliates are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investments in affiliates for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated Statements of Operations.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Reclassifications in Other Comprehensive Income:    The Company had the following reclassifications out of Accumulated Other Comprehensive Loss as of December 31, 2015, 2014 and 2013, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income
		2015	2014	2013
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	4,017	4,016	4,017
Reclassification of unrealized losses to earnings	Net unrealized and realized losses on derivatives	32,644	88,939	116,557

Total Reclassifications		$36,661	$92,955	$120,574

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated Statements of Operations. The foreign currency exchange gains recognized in the accompanying consolidated Statements of Operations for each of the years ended December 31, 2015, 2014 and 2013 were $0.1 million, $0.3 million and $0.04 million, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $72.3 million as of December 31, 2015 (December 31, 2014: $57.7 million) comprised cash balances and short-term deposits.

        Restricted Cash:    Cash restricted accounts include retention accounts. Certain of the Company's loan agreements require the Company to deposit one- third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account. Refer to Note 3, "Restricted Cash".

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

        Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the consolidated balance sheet line item "Deferred Charges, net". The amortization expense associated with deferred financing fees is included under "Other finance expense" in the consolidated Statements of Operations.

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

        Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value (refer to Note 4, "Fixed Assets, net"). Management has estimated the useful life of the Company's vessels to be 30 years from the year built.

        Vessels held for sale:    Vessels are classified as "Vessels held for sale" when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. As of December 31, 2015, the Company recorded an impairment loss of $2.1 million for the vessel held for sale, which is included under "Impairment loss" in the consolidated Statements of Operations.

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

        As of December 31, 2015, December 31, 2014 and December 31, 2013, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

the containership market as of December 31, 2015, December 31, 2014 and December 31, 2013 in relation to laid up vessels; (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        As of December 31, 2015 and December 31, 2014, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers (on the basis of a commercial transaction between a willing buyer and a willing seller). As of December 31, 2015 and December 31, 2014, the Company recorded an impairment loss of $39.0 million and $75.8 million, respectively for its older vessels mainly due to the decrease in the estimated average time charter equivalent rates for the remaining life of the vessels, after the completion of their current contracts. The impairment loss is included under "Impairment loss" in the consolidated Statements of Operations.

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

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year time charters, the Company pays for vessel operating expenses. Under bareboat charters, such as those on which the Company chartered two of the containerships in its fleet as of December 31, 2015, 2014 and 2013, respectively, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 13, "Related Party Transactions"), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Derivative Instruments:    The Company entered into interest rate swap contracts to create economic hedges for its interest rate risks. The Company recorded these financial instruments at their fair value. When such derivatives do not qualify for hedge accounting, changes in their fair value are recorded in the consolidated Statement of Operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

        Earnings/(Loss) Per Share:    The Company has presented net income/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted (loss)/income per share for the year ended December 31, 2015, 2014 and 2013, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. Refer to Note 20, "Stock Based Compensation".

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan") under the Plan. The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 20, "Stock Based Compensation".

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in the form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 20, "Stock Based Compensation".

Recent Accounting Pronouncements:

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

with Customers: Deferral of the Effective Date" ("ASU 2015-014"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact that ASU 2014-09 will have on its consolidated financial statements and associated disclosures, and have not yet selected a transition method.

        In February 2015, the FASB issued Accounting Standards Update No. 2015-02, "Consolidation (Topic 810)—Amendments to the Consolidation Analysis", ("ASU 2015-02"). ASU 2015-02 amends the criteria for determining which entities are considered variable interest entities ("VIEs"), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The Company does not expect the adoption of this ASU to have a material impact on the Company's results of operations, financial position or cash flows.

        In April 2015, the FASB issued Accounting Standards Update No. 2015-03 "Simplifying the Presentation of Debt Issuance Costs", ("ASU 2015-03"). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual periods ending after December 15, 2015, and interim periods within annual periods beginning after December 15, 2015. Early application is permitted. The Company is not early adopting this standard. After its adoption in 2016, this change will result in a reclassification of $35.0 million from Deferred charges, net to Long-term debt in the consolidated balance sheet as of December 31, 2015. Additionally, amortization of deferred finance costs amounting to $14.0 million will be reclassified from Other finance expenses to Interest expense in the consolidated Statements of Operations for the year ended December 31, 2015.

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities.The amendments are effective for annual periods ending after December 15, 2017, including interim periods within those fiscal years. Early application is not permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and notes disclosures.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 will apply to both types of leases—capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and notes disclosures.

3. Restricted Cash

        The Company was required to maintain cash of $2.8 million as of December 31, 2015 and December 31, 2014 in a retention bank accounts as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company's Balance Sheets.

4. Fixed Assets, Net

        On December 23, 2015, the Company entered into an agreement to sell the vessel Federal for gross sale consideration of $7.2 million, of which $1.4 million was received in advance during the year ended December 31, 2015. As of December 31, 2015, the vessel Federal is classified as vessel held for sale in the consolidated Balance Sheet, (refer to Note 24, "Subsequent Events") and is analyzed as follows (in thousands):

2015
Carrying value	$8,364
Impairment loss	(2,100)

Fair value less cost to sell	$6,264

        During the year ended December 31, 2014, the Company sold and delivered five vessels: Marathonas, Commodore, Duka, Mytilini and Messologi for total gross sale consideration of $57.7 million. Refer to Note 19, "Sale of Vessels".

        On November 5, 2014, the Company acquired two 6,402 TEU containerships, Performance and Priority, both built in 2002 for total contract price of $36.5 million.

        As of December 31, 2015, the Company recorded an impairment loss of $39.0 million in relation to its twelve of the older vessels that are held and used. As of December 31, 2014, the Company recorded an impairment loss of $75.8 million in relation to eight of its older vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. The Company's assessment concluded that no impairment of vessels existed as of December 31, 2013. Refer to Note 23 "Impairment Loss".

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $386.4 million as of December 31, 2015 and December 31, 2014. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

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

5. Deferred Charges, Net

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2014	$4,041	$63,908	$67,949
Additions	6,887	182	7,069
Written-off amounts	(286)	(55)	(341)
Amortization	(4,387)	(15,015)	(19,402)

As of December 31, 2014	$6,255	$49,020	$55,275
Additions	2,341	—	2,341
Amortization	(3,845)	(14,038)	(17,883)

As of December 31, 2015	$4,751	$34,982	$39,733

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

6. Other Current Assets

        Other current assets consisted of the following as at December 31 (in thousands):

	2015	2014
Fair value of swaps	$138	—
Claims receivable	954	$7,856
Advances to suppliers and other assets	3,365	3,784

Total	$4,457	$11,640

        As of December 31, 2015 and December 31, 2014, claims receivable consist of insurance and other claims. As of December 31, 2015 and December 31, 2014, the claim receivable related to a collision incident of the Hanjin Italy outside Singapore amounted to $0.7 million and $7.0 million, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Investments in affiliates

        In August 2015, an affiliated company Gemini Shipholdings Corporation ("Gemini") was formed by the Company and Virage International Ltd. ("Virage"), a company controlled by the Company's largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessel NYK Lodestar. Additionally, Gemini has agreed to acquire the container vessel NYK Leo, which was delivered on February 4, 2016. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $9.0 million of borrowings under a secured loan facility and an aggregate of $27.0 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini's issued and outstanding share capital. As of December 31, 2015, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU(1)	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	NYK Lodestar	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	NYK Leo	2002	6,422	February 4, 2016

(1)
Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

        The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under "Equity loss on investments" in the consolidated Statements of Operations. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities.The net assets of Gemini total $23.0 million as of December 31, 2015. The Company's exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

        A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

2015
Current assets	$12,578
Non-current assets	$54,771
Current liabilities	$5,552
Non-current liabilities	$38,758
Net operating revenues	$1,775
Net loss	$3,961

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets

        Other non-current assets consisted of the following as at December 31 (in thousands):

	2015	2014
Fair value of swaps	—	$664
Series 1 ZIM notes, net	$6,587	6,274
Series 2 ZIM notes, net	32,507	30,923
Equity participation ZIM	28,693	28,693
Other assets	4,401	1,952

Total	$72,188	$68,506

        As of July 16, 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels, which had already been implemented beginning in January 2014. The terms also include the receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM's other obligations to the Company which related to the outstanding long term receivable as of December 31, 2013.

        As of July 16, 2014, the Company calculated the fair value of the instruments received from ZIM based on the agreement discussed above, other available information on ZIM, other contracts with similar terms, remaining maturities and interest rates and recorded at fair value an amount of $6.1 million in relation to the Series 1 Notes, $30.1 million in relation to the Series 2 Notes and $28.7 million in relation to its equity participation in ZIM. On a quarterly basis, the Company accounts for the fair value unwinding of the Series 1 Notes and Series 2 Notes until the value of the instruments equals their face values on maturity. As of December 31, 2015 and December 31, 2014, the Company recorded $6.6 million and $6.3 million in relation to the Series 1 Notes and $32.5 million and $30.9 million in relation to the Series 2 Notes, respectively and recognized $1.1 million and $0.6 million in relation to their fair value unwinding in the consolidated Statements of Operations in "Interest income" for the years ended December 31, 2015 and December 31, 2014, respectively. Furthermore, for the year ended December 31, 2015 and December 31, 2014, the Company recognized in the consolidated Statements of Operations in "Interest income", a non-cash interest income of $0.8 million and $0.4 million, respectively, in relation to the 2% interest of Series 2 Notes, which is accrued quarterly with deferred cash payment on maturity. The Company will test periodically for impairment of these investments based on the existence of triggering events that indicate ZIM's debt instruments and interest in equity may have been impaired.

        Furthermore, as of July 16, 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels. This amount is recognized in the consolidated Statements of Operations in "Operating revenues" over the remaining life of the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

respective time charters. For the years ended December 31, 2015 and December 31, 2014, the Company recognized $6.0 million and $2.7 million, respectively, of unearned revenue amortization in "Operating revenues". As of December 31, 2015, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $6 million and $24.4 million, respectively. As of December 31, 2014, the corresponding outstanding balance of the current and non-current portion of unearned revenue amounted to $6.0 million and $30.4 million, respectively. Refer to Notes 15c, Financial Instruments—Fair value of Financial Instruments and Note 23, "Impairment Loss".

        In respect to the fair value of swaps, refer to Note 15b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9. Accrued Liabilities

        Accrued liabilities consisted of the following as at December 31 (in thousands):

	2015	2014
Accrued payroll	$1,162	$1,175
Accrued interest	8,059	9,457
Accrued expenses	4,793	14,073

Total	$14,014	$24,705

        Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $1.2 million and $10.4 million as of December 31, 2015 and December 31, 2014, respectively, as well as other accruals related to the operation of the Company's fleet of $3.6 million and $3.7 million as of December 31, 2015 and 2014, respectively.

10. Other Current and Long-term Liabilities

        Other current liabilities consisted of the following as at December 31 (in thousands):

	2015	2014
Fair value of swaps	$4,538	$51,022
Other current liabilities	790	1,480

Total	$5,328	$52,502

        As of December 31, 2014, other current liabilities include an amount of $0.7 million related to deferred fees accrued in accordance with the Bank Agreement (refer to Note 12, "Long-Term Debt"), which are recorded at amortized cost.

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2015	2014
Fair value of swaps	—	$2,398
Other long-term liabilities	$13,219	11,310

Total	$13,219	$13,708

        In respect to the fair value of swaps, refer to Note 15a, Financial Instruments—Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Lease Arrangements

  Charters-out

        The future minimum revenue, expected to be earned on non-cancellable time charters consisted of the following as at December 31, 2015 (in thousands):

2016	$524,682
2017	490,984
2018	445,471
2019	410,944
2020	374,903
2021 and thereafter	913,111

Total future revenue	$3,160,095

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt

        Long-term debt as of December 31, 2015 and 2014 consisted of the following (in thousands):

Lender	As of December 31, 2015	Current portion	Long-term portion	As of December 31, 2014	Current portion	Long-term portion
The Royal Bank of Scotland	$667,134	$24,327	$642,807	$678,954	$12,657	$666,297
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	627,818	50	627,768	628,513	—	628,513
HSH Nordbank	21,208	9,006	12,202	28,843	7,633	21,210
The Export-Import Bank of Korea ("KEXIM")	8,204	8,204	—	18,573	10,369	8,204
The Export-Import Bank of Korea & ABN Amro	45,609	11,250	34,359	56,859	11,250	45,609
Deutsche Bank	169,921	5,338	164,583	174,709	4,786	169,923
Canyon Capital Finance	136,719	11,425	125,294	144,467	8,228	136,239
Credit Suisse	199,373	11,978	187,395	208,585	9,328	199,257
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece-Sequoia	228,999	13,509	215,490	239,896	11,422	228,474
Commerzbank-Credit Suisse-Golden Tree	258,089	20,139	237,950	274,984	17,327	257,657
The Royal Bank of Scotland (January 2011 Credit Facility)	69,948	30,990	38,958	85,017	15,326	69,691
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	69,562	37,901	31,661	94,812	22,476	72,336
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management -National Bank of Greece (January 2011 Credit Facility)	20,582	14,244	6,338	26,444	6,371	20,073
Sinosure CEXIM-Citi-ABN Amro Credit Facility	122,040	20,340	101,700	142,380	20,340	122,040
Club Facility (January 2011 Credit Facility)	50,404	32,665	17,739	65,457	14,773	50,684
Citi-Eurobank Credit Facility (January 2011 Credit Facility)	63,834	18,180	45,654	69,759	5,830	63,929
Comprehensive Financing Plan exit fees accrued	15,501	—	15,501	11,862	—	11,862
Fair value hedged debt	433	433	—	1,006	—	1,006

Total long-term debt	$2,775,378	$269,979	$2,505,399	$2,951,120	$178,116	$2,773,004

Hyundai Samho Vendor Financing	—	—	—	$64,367	$46,530	$17,837

        All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

        Maturities of long-term debt subsequent to December 31, 2015 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
2016	$183,173	$86,373	$—	$269,546
2017	180,430	133,032	—	313,462
2018	204,919	77,048	1,833,449	2,115,416
2019	20,340	—	—	20,340
2020	20,340	—	—	20,340
2021	20,340	—	—	20,340

Total long-term debt	$629,542	$296,453	$1,833,449	$2,759,444

*
The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the Bank Agreement, as such amount will be determinable following the fixed and variable amortization.

        The maturities of long term debt for the twelve month periods subsequent to December 31, 2015 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM and KEXIM ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

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

        The Company was required to pay an amendment fee equal to 0.5% of the outstanding commitments under each existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon the signing of the Bank Agreement and the remaining 40% was due on December 31, 2014. The Company settled in full this amendment fee by paying $4.3 million on December 23, 2014 and $0.7 million on January 7, 2015. This amendment fee is deferred and amortized over the life of the respective credit facilities with the effective interest method. In addition, the Company is required to pay exit fees, which are discussed in detail below.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

Company's lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below (in thousands):

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2016	30,973	36,278	32,276	43,852	—	143,379
2017	44,939	36,691	35,338	31,872	—	148,840
2018	34,152	37,585	44,399	45,334	65,969	227,439

Total						519,658

*
The Company may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the Company's consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents from January 1, 2015 until maturity in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company's consolidated debt, would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the outstanding credit facilities covered by the Bank Agreement. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

        Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

  Covenants and Events of Defaults

        On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of December 31, 2015 and 2014.

        Under the Bank Agreement, the financial covenants under each of the Company's existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants until maturity of the respective facility under the supplemental letter dated September 12, 2013 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

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

January 2011 Credit Facilities (Aegean Baltic Bank-HSH Nordbank-Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

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

        As of December 31, 2015, $274.3 million was outstanding under the above January 2011 Facilities and there was no remaining borrowing availability under these credit facilities.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

  Interest and Fees

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

        On October 22, 2014, the Company entered into a supplemental agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility in relation to the use of proceeds from the sale of 5 mortgaged vessels (the Marathonas, the Commodore, the Duka, the Mytilini and the Messologi), all of which were sold during the year ended December 31, 2014 for an aggregate of $55.2 million gross sale proceeds less sale commissions, of which $18.2 million was applied against prepayment of the respective facility on August 18, 2014. The remaining $37.0 million were used to finance the acquisition of two secondhand containership vessels delivered on November 5, 2014. Refer to Note 4, "Fixed Assets, net". The Company paid the lenders a fee of $0.09 million for fully utilizing the remaining $37.0 million. This fee is deferred and amortized over the life of the respective credit facility with the effective interest method.

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

  Covenants, Events of Default and Other Terms

        The January 2011 Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company's then outstanding credit facilities as revised under the Bank Agreement described above.

  Collateral and Guarantees

        The collateral described above relating to the newbuildings financed by the respective credit facilities, was (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such January 2011 Credit Facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its previously unsecured interest rate arrangements with them.

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

        As of December 31, 2015, $122.0 million was outstanding under the credit facility and there was no remaining borrowing availability under the credit facility.

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

Hyundai Samho Vendor Financing

        The Company entered into an agreement with Hyundai Samho Heavy Industries ("Hyundai Samho") for a financing facility of $190.0 million in respect of eight of its newbuilding containerships built by Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of December 31, 2015, the outstanding balance of this credit facility was nil.

        Borrowings under this facility bore interest at a fixed interest rate of 8%. The Company was required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility was secured by second priority collateral related to the newbuilding vessels being financed.

Exit Fees

        The Company is required to pay Exit Fees of $25.0 million and, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under "Long-term debt, net of current portion" in the consolidated Balance Sheets. The Company has recognized an amount of $15.5 million and $11.9 million as of December 31, 2015 and December 31, 2014, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$667.1	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal, the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$627.8	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C (ex Niledutch Palanca), the Dimitris C, the Performance and the Priority
Canyon Capital Finance	$136.7	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$169.9	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$199.4	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro-Bank of America Merrill Lynch-Burlington-Sequoia-National Bank of Greece	$229.0	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank-Credit Suisse-Golden Tree	$258.1	The OOCL Novorossiysk, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$21.2	The Deva and the Derby D
KEXIM	$8.2	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$45.6	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$69.6	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$69.9	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$20.6	The Hanjin Greece
Club Facility	$50.4	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$63.8	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$122.0	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2015.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

        As of December 31, 2015, there was no remaining borrowing availability under any of the Company's credit facilities.

        In 2008, the Company entered into a credit facility of $253.2 million with ABN Amro (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels SNL Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt (Continued)

created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies' subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company's subsidiaries were required to pay out fixed preference dividends to the Investor Bank, the Investor Bank was required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank were contingent upon receipt of these preference dividends. In the event these dividends were not paid, the preference dividends would accumulate until such time as there were sufficient cash proceeds to settle all outstanding arrearages. Applying variable interest accounting to this arrangement, the Company concluded that the Company was the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. On May 4, 2015, the preference shares of Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. were redeemed and all agreements related to the arrangement with ABN Amro and Investor Bank were terminated at that date. Accordingly, as at December 31, 2015 and December 31, 2014, the Consolidated Balance Sheet and Consolidated Statement of Operations include Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        As of December 31, 2015, the Company was in compliance with the covenants under its Bank Agreement and its other credit facilities.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2015, 2014 and 2013 was 2.4%, 2.5% and 2.7%, respectively.

        Total interest paid during the years ended December 31, 2015, 2014 and 2013 was $71.8 million, $83.0 million and $92.9 million, respectively.

        The total amount of interest cost incurred and expensed in 2015 was $70.4 million (2014: $80.0 million, 2013: $91.2 million).

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

        On December 31, 2012, the Company signed an addendum to the management contract providing that from January 1, 2013, the Manager also provides the Company with the services of its executive officers for a fee of € 1.4 million per year. This fee was increased to €1.5 million for the year ended December 31, 2014 and amounted to €0.5 million for the period from January 1, 2015 to April 30, 2015, after which date the Company directly employed the executive officers. The executive officers received an aggregate €1.0 million in compensation for the period from May 1, 2015 to December 31, 2015.

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

        Management fees in 2015 amounted to approximately $17.4 million (2014: $16.3 million, 2013: $15.0 million), which are presented under "General and administrative expenses" on the consolidated Statements of Operations. Commissions to the Manager in 2015 amounted to approximately $6.9 million (2014: $7.0 million, 2013: $5.8 million), which are shown under "Voyage expenses" on the consolidated Statements of Operations.

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $19.0 million and $10.6 million as of December 31, 2015 and 2014, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2015, 2014 and 2013 the Company paid premiums to The Swedish Club of $6.3 million, $8.5 million and $9.6 million, respectively, which are presented under Vessel operating

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

expenses in the consolidated Statements of Operations. As of December 31, 2015 and 2014, the Company did not have any outstanding balance to The Swedish Club.

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

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 12, "Long-term Debt".

        Concentration of Credit Risk:    Financial instruments that are potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 16, "Operating Revenue", for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company's maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

        Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

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

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2015 and 2014 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2015	Fair Value December 31, 2014
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	—	$(2,011)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	—	(4,246)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	—	(4,248)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	—	(2,895)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	—	(3,008)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	—	(10,167)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	—	(4,249)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(1,012)	(9,524)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	—	(8,428)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	—	(3,763)

							$(1,012)	$(52,539)

ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	$(2,113)	$(617)
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	(1,413)	(264)

Total fair value of swap liabilities							$(4,538)	$(53,420)

        The Company recorded in the consolidated Statements of Operations unrealized gains of $48.9 million, $114.2 million and $139.4 million in relation to fair value changes of interest rate swaps for the years ended December 31, 2015, 2014 and 2013, respectively. Furthermore, unrealized losses of $32.6 million, $88.9 million and $116.6 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the years ended December 31, 2015, 2014 and 2013, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $4.0 million, $4.0 million and $4.0 million was reclassified into earnings for the years ended

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

December 31, 2015, 2014 and 2013, respectively, representing amortization over the depreciable life of the vessels.

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	(in millions)
Total realized losses	$(52.7)	$(120.6)	$(145.6)
Amortization of deferred realized losses	(4.0)	(4.0)	(4.0)
Unrealized gains	16.2	25.2	22.8

Unrealized and realized losses on cash flow interest rate swaps	$(40.5)	$(99.4)	$(126.8)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2015 and 2014, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2015	Fair Value December 31, 2014
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$55	$302
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	83	362

Total fair value							$138	$664

        The total fair value change of the interest rate swaps for the years ended December 31, 2015, 2014 and 2013, amounted to $(0.5) million, $(0.9) million and $(1.3) million, respectively, and is included in the consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related assets of $0.1 million and $0.7 million are presented under "Other current assets" and under "Other non-current assets" in the consolidated balance sheet as of December 31, 2015 and 2014, respectively.

        The Company reclassified from "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to its earnings unrealized losses of an amount of $0.6 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively. The related liability of the fair value hedged debt of $0.4 million and $1.0 million is shown under "Long-term Debt" in the consolidated balance sheet as of December 31, 2015 and 2014, respectively.

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	(in millions)
Unrealized losses on swap asset	$(0.5)	$(0.9)	$(1.3)
Reclassification of fair value of hedged debt to Statement of Operations	0.6	0.6	0.6
Realized gains	0.5	1.0	1.4

Unrealized and realized gains on fair value interest rate swaps	$0.6	$0.7	$0.7

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

  c. Fair Value of Financial Instruments

        The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$138	$—	$138	$—
Liabilities
Interest rate swap contracts	$4,538	$—	$4,538	$—

	Fair Value Measurements as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$664	$—	$664	$—
Liabilities
Interest rate swap contracts	$53,420	$—	$53,420	$—

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

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2015 and 2014, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2015		As of December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$72,253	$72,253	$57,730	$57,730
Restricted cash	$2,818	$2,818	$2,824	$2,824
Accounts receivable, net	$10,652	$10,652	$7,904	$7,904
Due from related parties	$19,007	$19,007	$10,597	$10,597
Series 1 ZIM notes	$6,587	$6,587	$6,274	$6,274
Series 2 ZIM notes	$32,507	$32,507	$30,923	$30,923
Equity investment in ZIM	$28,693	$35,831	$28,693	$32,873
Accounts payable	$12,971	$12,971	$12,510	$12,510
Accrued liabilities	$14,014	$14,014	$24,705	$24,705
Long-term debt, including current portion	$2,775,378	$2,776,739	$2,951,120	$2,953,327
Vendor financing, including current portion	$—	$—	$64,367	$64,026

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM notes(1)	$6,587	$—	$6,587	$—
Series 2 ZIM notes(1)	$32,507	$—	$32,507	$—
Equity investment in ZIM(1)	$35,831	$—	$35,831	$—
Long-term debt, including current portion(2)	$2,776,739	$—	$2,776,739	$—
Accrued liabilities(4)	$14,014	$—	$14,014	$—

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM notes(1)	$6,274	$—	$6,274	$—
Series 2 ZIM notes(1)	$30,923	$—	$30,923	$—
Equity investment in ZIM(1)	$32,873	$—	$32,873	$—
Long-term debt, including current portion(2)	$2,953,327	$—	$2,953,327	$—
Vendor financing, including current portion(3)	$64,026	$—	$64,026	$—
Accrued liabilities(4)	$24,705	$—	$24,705	$—

(1)
The fair value is estimated based on currently available information on the Company's counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)
The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

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

        As of December 31, 2013, the Company has written down the value of its long-term receivables from ZIM and recognized a $19.0 million impairment charge with respect to the agreement in principle for a restructuring of ZIM's obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to the Company. Refer to Note 23 "Impairment Loss" and Note 8"Other Non-Current Assets".

        The Company's nonfinancial items measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in millions of $)
Fixed Assets, net	$90.8	$—	$90.8	$—
Vessels held for sale	$6.3	$—	$6.3	$—

        The Company recorded an impairment loss of $39.0 million on twelve of its older vessels as of December 31, 2015, thus reducing the vessels' carrying value at December 31, 2015 from $129.8 million to $90.8 million. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. Additionally, impairment loss of $2.1 million was recorded for the vessel held for sale as of December 31, 2015. The vessel held for sale is presented at its selling price less cost to sell. Refer to Note 23, "Impairment Loss" and Note 24 "Subsequent Events".

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in millions of $)
Fixed Assets, net	$92.0	$—	$92.0	$—

        The Company recorded an impairment loss of $75.8 million on eight of its older vessels as of December 31, 2014, thus reducing the vessels' carrying value at December 31, 2014 from $167.8 million to $92.0 million. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. Refer to Note 23, "Impairment Loss".

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2015	2014	2013
HMM Korea	28%	28%	27%
CMA CGM	26%	27%	24%
Hanjin	17%	18%	17%
YML	13%	11%	10%

17. Operating Revenue by Geographic Location

        Operating revenue by geographic location for the years ended December 31, was as follows (in thousands):

Continent	2015	2014	2013
Australia—Asia	$410,827	$389,098	$413,662
Europe	157,109	162,993	174,455

Total Revenue	$567,936	$552,091	$588,117

18. Commitments and Contingencies

        There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

19. Sale of Vessels

        During the year ended December 31, 2014, the Company sold five containerships Marathonas, Commodore, Duka, Mytilini and Messologi for gross sale consideration of $57.7 million. The Company realized a net gain on the sale of these vessels of $5.7 million and net sale proceeds of $50.6 million.

        During the year ended December 31, 2013, the Company sold nine containerships Komodo, Lotus, Kalamata, Hope, Elbe, Honour, Pride, Henry and Independence for gross sale consideration of $60.5 million. The Company realized a net loss on the sale of these vessels of $0.4 million and net sale proceeds of $52.9 million.

        The net gain/(loss) on sale of the vessels is separately reflected in the accompanying consolidated Statements of Operations. There were no vessel sales during the year ended December 31, 2015.

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

        As of December 11, 2015, the Company granted 15,879 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. As of December 10, 2014, the Company granted 115,185 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.6 million representing the fair value of the stock granted as at the date of grant. In settlement of the shares granted in 2014, 112,315 shares were issued and distributed to the employees of the Manager in 2015. As of December 12, 2013, the Company granted 16,066 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant, which were issued in 2014 and distributed to the employees of the Manager in settlement of the shares granted in 2013.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During2015, 2014 and 2013, none of the directors elected to receive in Company shares his compensation.

21. Stockholders' Equity

        As of December 31, 2015 and 2014, the shares issued and outstanding were 109,781,744 and 109,669,429, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2015, the Company issued 112,315 shares of common stock, all of which were newly issued shares, to the employees of the Manager (refer to Note 20, "Stock Based Compensation") in settlement of 2014 grants. During 2014, the Company issued 16,066 shares of common stock, all of which were newly issued shares, to the employees of the Manager of the Company (refer to Note 20, Stock Based Compensation).

        During 2015 and 2014, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 12, "Long-term Debt") the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Stockholders' Equity (Continued)

default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cashless exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

22. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(losses) per share for the years ended December 31 (in thousands):

	2015	2014	2013
Numerator:
Net income/(loss)	$117,016	$(3,920)	$37,523
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	109,785.5	109,676.1	109,654.2

        The warrants issued and outstanding amounting to 15,000,000 were excluded from the diluted earnings/(loss) per share for the years ended December 31, 2015, 2014 and 2013, because they were antidilutive.

23. Impairment Loss

        As of December 31, 2015, December 31, 2014 and December 31, 2013 the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2015 and December 31, 2014, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2015 and December 31, 2014, the Company recorded an impairment loss of $39.0 million and $75.8 million, respectively for its older vessels that are held and used. Additionally, impairment loss of $2.1 million was recorded for the vessel held for sale as of December 31, 2015. No impairment loss of vessels was recorded in 2013.

        Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. ("ZIM"), announced that ZIM reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. This agreement included a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company's vessels and the Company's receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Impairment Loss (Continued)

to the Company. Based on these anticipated terms, the Company wrote down the value of its long-term receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto, resulting in an outstanding long-term receivable of $25.8 million as of December 31, 2013 (also refer to Note 8, "Other non-current assets").

24. Subsequent Events

        On January 8, 2016, the Company completed the sale of the vessel Federal, which was held for sale as of December 31, 2015 (also refer to Note 4, "Fixed assets, net"). The gross proceeds amounted to $7.2 million, of which $1.4 million was received in advance during the year ended December 31, 2015.

        Gemini, in which Danaos holds a 49% equity interest, acquired a 6,422 TEU vessel built in 2002, which was delivered on February 4, 2016. On March 3, 2016, the Company subscribed 49% of newly issued share capital of Gemini for $1.47 million.