Form 20-F
period 2016-12-31
Danaos Corp
filed 2017-03-06
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           Date of event requiring this shell company report

Commission file number 001-33060

DANAOS CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

c/o Danaos Shipping Co. Ltd, Athens Branch
14 Akti Kondyli
185 45 Piraeus
Greece
(Address of principal executive offices)

Evangelos Chatzis
Chief Financial Officer
c/o Danaos Shipping Co. Ltd, Athens Branch
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

None.

           As of December 31, 2016, there were 109,799,352 shares of the registrant's common stock outstanding.

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

  •
  our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service or refinance our outstanding indebtedness;

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

        All data regarding our fleet and the terms of our charters is as of February 28, 2017. As of February 28, 2017, we owned 55 containerships aggregating 329,588 TEU in capacity. Gemini Shipholdings Corporation ("Gemini"), a Marshall Islands company incorporated in August 2015 and beneficially owned 49% by Danaos Corporation and 51% by Virage International Ltd. ("Virage"), a company controlled by Danaos Corporation's largest stockholder, owned an additional four containerships of 23,998 TEU aggregate capacity as of February 28, 2017. We do not consolidate Gemini's results of operations and account for our minority equity interest in Gemini under the equity method of accounting. See "Item 4. Information on the Company—Business Overview—Our Fleet".

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2016. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation as of December 31, 2016 and 2015 and each of the three years ended December 31, 2016 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our selected consolidated financial data as of December 31, 2014, 2013 and 2012 and for each of the two years ended December 31, 2013 is derived from our consolidated financial statements not included herein and reflect the retrospective application of the change in accounting principle for deferred finance costs.

        Our audited consolidated statements of operations, statements of comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and the consolidated balance sheets at December 31, 2016 and 2015, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$498,332	$567,936	$552,091	$588,117	$589,009
Voyage expenses	(13,925)	(12,284)	(12,974)	(11,770)	(13,503)
Vessel operating expenses	(109,384)	(112,736)	(113,755)	(122,074)	(123,356)
Depreciation	(129,045)	(131,783)	(137,061)	(137,414)	(143,938)
Amortization of deferred drydocking and special survey costs	(5,528)	(3,845)	(4,387)	(5,482)	(6,070)
Impairment loss	(415,118)	(41,080)	(75,776)	(19,004)	(129,630)
General and administrative expenses	(22,105)	(21,831)	(21,442)	(19,458)	(20,379)
Gain/(loss) on sale of vessels	(36)	—	5,709	(449)	830

Income/(loss) from operations	(212,643)	244,377	192,405	272,466	152,963

Interest income	4,682	3,419	1,703	2,210	1,642
Interest expense(1)	(82,966)	(84,435)	(95,050)	(106,616)	(101,654)
Other finance expenses(1)	(4,932)	(4,658)	(4,687)	(4,689)	(3,793)
Equity loss on investments	(16,252)	(1,941)	—	—	—
Other income/(expenses), net	(41,602)	111	422	302	811
Unrealized and realized losses on derivatives	(12,482)	(39,857)	(98,713)	(126,150)	(155,173)

Total other expenses, net	(153,552)	(127,361)	(196,325)	(234,943)	(258,167)

Net income/(loss)	$(366,195)	$117,016	$(3,920)	$37,523	$(105,204)

PER SHARE DATA
Basic and diluted earnings/(loss) per share of common stock	$(3.34)	$1.07	$(0.04)	$0.34	$(0.96)
Basic and diluted weighted average number of shares (in thousands)	109,802	109,785	109,676	109,654	109,613
CASH FLOW DATA
Net cash provided by operating activities	$261,967	$271,676	$192,181	$189,025	$166,558
Net cash provided by/(used in) investing activities	(9,379)	(13,292)	11,437	6,087	(369,789)
Net cash provided by/(used in) financing activities	(251,124)	(243,861)	(214,041)	(182,587)	207,497
Net increase/(decrease) in cash and cash equivalents	1,464	14,523	(10,423)	12,525	4,266
BALANCE SHEET DATA (at year end)
Total current assets	$135,954	$127,570	$103,073	$126,866	$98,673
Total assets(1)	3,127,064	3,662,121	3,802,172	4,002,644	4,132,893
Total current liabilities, including current portion of long-term debt	2,566,281	312,145	328,082	369,888	365,252
Current portion of long-term debt	2,504,932	269,979	178,116	146,462	125,076
Current portion of Vendor financing	—	—	46,530	57,388	57,388
Long-term debt, net of current portion(1)	—	2,470,417	2,723,984	2,901,733	3,018,320
Vendor financing, net of current portion	—	—	17,837	64,367	121,754
Total stockholders' equity	487,713	841,914	688,149	598,476	440,304
Common stock shares outstanding (in thousands)	109,799	109,782	109,669	109,653	109,604
Common stock at par value	1,098	1,098	1,097	1,097	1,096
OTHER DATA
Number of vessels at period end	55	56	56	59	64
TEU capacity at period end	329,588	334,239	334,239	345,179	363,049
Ownership days	20,138	20,440	20,406	22,257	22,910
Operating days	19,057	20,239	19,905	20,784	21,297

(1)
The comparative figures presented give effect to a retrospective application of the change in accounting principle for deferred finance costs as per Accounting Standards Update No. 2015-03 "Simplifying the Presentation of Debt Issuance Costs" ("ASU 2015-03"), which resulted in a reduction of deferred charges, total assets, long-term debt, net and total liabilities by $49,020, $63,908 and $79,152 as of December 31, 2014, 2013 and 2012, respectively and the reclassification of the amortization of deferred finance costs from "Other finance expenses" to "Interest expense" of $15,431 and $14,314 for the years ended December 31, 2013 and 2012, respectively.

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

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2016:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect, in the period from January 1, 2017 to February 28, 2017, scheduled debt repayments of $48.3 million, of which $44.9 million relates to our Bank Agreement and $3.4 million relates to our Sinosure-CEXIM-Citibank-ABN Amro credit facility.

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2017 and February 28, 2017.

	As of December 31, 2016
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$2,504,932	$2,456,599
Stockholders' equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,799,352 shares issued and outstanding; actual and as adjusted(2)(3)	1,098	1,098
Additional paid-in capital	546,898	546,898
Accumulated other comprehensive loss	(91,163)	(91,163)
Retained earnings	30,880	30,880

Total stockholders' equity	487,713	487,713

Total capitalization	$2,992,645	$2,944,312

(1)
All of our indebtedness is secured.

(2)
Does not include 15 million warrants issued in 2011 to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to the lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

(3)
Excludes 25,000 shares of common stock that we have agreed to issue in 2017 to employees of our manager in respect of equity awards granted in 2016.

Reasons for the Offer and Use of Proceeds

        Not Applicable.

RISK FACTORS

Risks Inherent in Our Business

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and as well as our earnings and our compliance with our loan covenants.

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business. The containership market has declined sharply since mid-2015, reaching the lowest levels since the historically low levels of 2008 and 2009, after a mild upturn in the first half of 2015 from the generally low levels experienced since the third quarter of 2011. The benchmark rates have declined in all quoted size sectors, with the deepest decline in the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008 and after reaching $15,000 in the first half of 2015, was at $4,150 in December 2016. The decline in charter rates is due to various factors, including the level of global trade, including exports from China to Europe and the United States, and increases in containership capacity. The decline in the containership market has affected the major liner companies which charter our vessels, including Hanjin Shipping which cancelled long-term charters for eight of our vessels after it filed for court receivership in September 2016 and Hyundai Merchant Marine ("HMM") with which we agreed to charter modifications in July 2016. Other liner companies have also reported large losses again in 2016, including some of our charterers. The decline in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. As a result of a decrease in our operating income and charter-attached market value of certain of our vessels caused mainly by the cancellation of our eight charters with Hanjin Shipping, as well as weak conditions prevailing in the containership market, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement (as defined below) and our other credit facilities as of December 31, 2016. We have obtained waivers of the breaches of these financial covenants covering the period until April 1, 2017. The recent further decline in the containership charter market may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, additional charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values have affected, and any future declines in these rates and values may continue to affect, our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships, our net worth and consolidated debt to EBITDA. Persistently low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, has adversely affected our ability to comply with covenants in our financing arrangements. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market coupled with the prevailing difficulty in obtaining financing for vessel purchases has generally adversely affected containership values. Under the agreement ("Bank Agreement") we entered into in the first quarter of 2011 for the restructuring of our then existing credit facilities and certain credit facilities we entered into in January 2011 ("January 2011 Credit Facilities"), the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in late 2018. As a result of a decrease in our operating income and charter-attached market value of certain of our vessels caused mainly by the cancellation of our eight charters with Hanjin Shipping, as well as weak conditions prevailing in the containership market, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement and our other credit facilities as of December 31, 2016. We have obtained waivers of the breaches of these financial covenants covering the period until April 1, 2017.

        If we are unable to comply with these financial and other covenants under our credit facilities after the expiration of these waivers, or obtain waivers or reach agreements with our lenders to modify or refinance such loan agreements, our lenders may accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Any such acceleration, because of the cross-default provisions in our loan agreements, could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by our other lenders. If our indebtedness were accelerated in full or in part, it would be difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our ability to continue our business.

Our inability to comply with certain financial and other covenants under our loan agreements and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

        As a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of eight charters with Hanjin Shipping, as well as weak conditions in the containership market, we were in breach of certain financial covenants under our Bank Agreement and our other credit facilities as of December 31, 2016. Refer to Note 12 to our consolidated financial statements for further details. We have obtained waivers of the breaches of the financial covenants, including the lenders rights to call the debt due to non-compliance with these financial covenants, until April 1, 2017. As these waivers were obtained for a period of less than the next 12 months from the balance sheet date, and in accordance with the guidance related to the classification of obligations that are callable by the lenders, we have classified our long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,566.3 million, which substantially exceeded our total current assets amounting to $136.0 million as of December 31, 2016. If we are unable to comply with the covenants in our loan agreements, obtain waivers or reach agreements with our lenders to modify or refinance such loan agreements, we may have to restructure our obligations in a court supervised process or otherwise. These conditions and events raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. In light of the above, the consolidated financial statements included in this report were prepared assuming that we will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event we are unable to continue as a going concern.

We may have difficulty securing profitable employment for our vessels in the currently depressed containership market.

        Of our 55 vessels, as of February 28, 2017, 24 are employed on time charters expiring between March 2017 and December 2017. Given the current depressed state of the containership charter market, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 55 containerships are currently employed under time or bareboat charters with twelve liner companies, with 97% of our revenues in 2016 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

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

        In 2016 Hanjin Shipping cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to modifications to the charters for 13 of our vessels with HMM with substantial charter rate reductions. We have also contributed to ZIM's past restructurings by agreeing to receive a portion of the charter hire payable under time charters for six of our vessels in the form of long-term notes and ZIM's 2014 agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels and we received unsecured, non-amortizing, interest bearing ZIM notes maturing in 2023 and ZIM shares in exchange for such reductions and cancellation of ZIM's other obligations to us which relate to the previously deferred charter hire.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. For instance, all of the eight vessels previously chartered to Hanjin Shipping were rechartered on short-term charters at significantly lower rates, after remaining idle for a number of months in the case of the three 10,100 TEU vessels, following Hanjin Shipping's cancellation of the charters. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has generally experienced sharp declines since mid-2015 from the already weaker levels generally experienced during the limited recovery from the 2008-2009 economic crisis, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations, including some of our charterers. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given the currently depressed situation in the charter market. Gemini, in which we have minority equity investment, faces the same risks with respect to its vessels that it employs on time charters.

        If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-led restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities. In such an event, we could be unable to service our debt and other obligations and could ourselves have to restructure our obligations in a court supervised process or otherwise.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hanjin Shipping, Hyundai Merchant Marine, Yang Ming, China Shipping and ZIM have represented substantial amounts of our revenue. In 2016, approximately 97% of our operating revenues were generated by these six customers, while in 2015, approximately 99% of our operating revenues were derived from these customers. As of February 28, 2017, we have charters for thirteen of our vessels with CMA CGM, for thirteen of our vessels with Hyundai, for eight of our vessels with Yang Ming, for seven of our vessels with ZIM and for two of our vessels with China Shipping. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. Some of these liner companies have publicly acknowledged the financial difficulties facing them, reported substantial losses again in 2016. In 2016 Hanjin Shipping, from which 10% and 17% of our revenues in 2016 and 2015, respectively, were generated, cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to charter rate reductions under the charters for 13 of our vessels with HMM, from which 32% of our revenues were generated in 2016. ZIM's 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2017, the charters for twenty-four of our existing vessels expire between March 2017 and December 2017. If the charter market, which has experienced sharp declines since mid-2015 from already low levels, is depressed when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

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

        The Bank Agreement and our financing arrangements contain financial covenants requiring us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018. This ratio was required to be 120% as of December 31, 2016;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Express Athens (ex Hanjin Greece), Express Rome (ex Hanjin Italy), Express Berlin (ex Hanjin Germany) and CMA CGM Rabelais) collateralizing the January 2011 Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018. This ratio was required to be 6.0:1 as of December 31, 2016;

  •
  ensure that the ratio of our (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018. This ratio was required to be 2.3:1 as of December 31, 2016; and

  •
  maintain a consolidated market value adjusted net worth (defined as the amount by which our total consolidated assets adjusted for the market value of our vessels in the water less cash and cash equivalents in excess of our debt service requirements exceeds our total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in our financial statements for the relevant period) of at least $400 million.

        The provisions of our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, have been aligned with the above covenants through November 20, 2018 and our Sinosure-CEXIM credit facility has similar financial covenants and a collateral coverage covenant of 125% per tranche as described in "Item 5. Operating and Financial Review and Prospects."

        As a result of a decrease in our operating income and charter-attached market value of certain of our vessels caused mainly by the cancellation of our eight charters with Hanjin Shipping, as well as weak conditions prevailing in the containership market, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement and our other credit facilities as of December 31, 2016. We have obtained waivers of the breaches of these financial covenants covering the period until April 1, 2017. If we are unable to meet our payment or covenant compliance obligations under the terms of the Bank Agreement covering our credit facilities or our other financing arrangements, upon expiration of our current waivers or otherwise, and are unable to obtain a waiver or reach an agreement with our lenders our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of any of these vessels would have a material adverse effect on our operating results and financial condition and could impair our ability to operate our business.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

        As of December 31, 2016, we had outstanding indebtedness of $2.5 billion and, while we have no remaining borrowing availability under our existing loan agreements, we may incur substantial additional indebtedness, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, further grow our fleet. This level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our vessels, including the twenty-four vessels with charters expiring between March 2017 and December 2017, and any reductions in contracted charter rates for our vessels and other concessions, such as we agreed in 2014 with ZIM for six of our vessels, such as we agreed in 2016 with Hyundai for thirteen of our vessels or the cancellation of our charters for eight vessels with Hanjin Shipping in 2016 due to its bankruptcy, will have a significant impact on our ability to service our indebtedness. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the Bank Agreement in respect of our credit facilities and a relative lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Substantially all of our approximately $2.5 billion of indebtedness is scheduled to mature by the end of 2018 under our Bank Agreement and other loan agreements, which we may have difficulty refinancing in the current financing environment.

        Of our $2.5 billion of indebtedness as of December 31, 2016, approximately $2.4 billion is scheduled to mature by December 31, 2018, all of which has been reclassified as current liabilities as a result of the breach of certain covenants in our Bank Agreement and other loan agreements which have been waived for a period ending April 1, 2017. We do not have sufficient cash or other resources, nor do we expect to generate sufficient cash from operations, to fund these balloon payments and we will be required to seek to refinance this maturing indebtedness with new debt financing which has not yet been arranged. In the current shipping industry financing environment and based on the current market value of our containerships, which is substantially less than our outstanding indebtedness on an aggregate basis, the existing charters for our containerships and the state of the containership charter market, it will be difficult to obtain the financing necessary to refinance the full amount of this indebtedness. These circumstances and the prevailing conditions in the global financial markets, as well as the restrictions in our Bank Agreement, may also preclude us from raising sufficient equity capital to facilitate refinancing these amounts. If we are unable to refinance our indebtedness scheduled to mature in 2018, our lenders may foreclose on our vessels or we may have to restructure our obligations, which may impede our ability to continue to operate our business.

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

A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including from the United States, could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions and service or refinance our debt.

        Our operations expose us to the risk that increased trade protectionism from the United States or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping.

        The new U.S. president was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.

        Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia's exports and on our charterers' business.

        Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping. In addition, reforms in China for a gradual shift to a "market economy" including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.

        Any new or increased trade barriers or restrictions on trade would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to service or refinance our debt.

Demand for the seaborne transport of products in containers, which has declined sharply since mid-2015, has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

        Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, has declined sharply since mid-2015, reaching the lowest levels since the historically low levels of 2008 and 2009. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, with approximately 7% of the world containership fleet estimated to be out of service at the end of 2016, which was below the 12% high of December 2009 but up significantly from 1.3% at the end of 2014. Moreover, newbuilding containerships with an aggregate capacity of approximately 3.2 million TEUs, representing approximately 16% of the existing global fleet capacity at the end of 2016, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in 2016 and other recent years, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers and cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, such as we agreed with HMM in 2016 and ZIM in 2014 and Hanjin Shipping's cancellation of long-term charters for eight of our vessels in 2016, which are generally significantly above prevailing charter rates, under the charters for our vessels. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant reductions in revenue and earnings, which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

An over-supply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2016 newbuilding containerships with an aggregate capacity of approximately 3.2 million TEUs were under construction, representing approximately 16% of the existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which proposed liner company alliances may accentuate, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. As of February 28, 2017, the charters for twenty-four of our vessels expire between March 2017 and December 2017.

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

        The chartering arrangements with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include options for the charterer, CMA CGM, to purchase the vessels eight years after the commencement of their respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. As of February 28, 2017, none of these options has been exercised. The option exercise prices with respect to these vessels reflect an estimate, made at the time of entry into the applicable charter, of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $415.1 million, $41.1 million and $75.8 million impairment losses we recorded as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively, for our older vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

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

        We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2016 and December 31, 2015, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets and we performed impairment testing and we recorded an impairment loss of $415.1 million and $41.1 million, respectively for our older vessels, and we have incurred impairment charges in prior years as well. Conditions in the containership market also required us to record other impairment losses in 2016, including with respect to our investment in Gemini and our ZIM securities. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

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

We are exposed to volatility in LIBOR.

        Loans advanced under our credit facilities are, generally, advanced at a floating rate based on LIBOR, which has been stable and at historically low levels in recent years, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates have been at historically low levels for an extended period of time and may continue to increase from these low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

        As of December 31, 2016, we did not have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Any hedging strategies we choose to employ, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Since our discontinuation of hedge accounting for interest rate swaps and any other derivative instruments from July 1, 2012, we recognize all fluctuations in the fair value of such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2016, we incurred approximately 26.0% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer. In addition, to the extent charter hire rates with respect to any port calls our vessels may make in Iran must be paid in a currency other than the U.S. dollar, due to continuing U.S. primary sanctions applicable to U.S. dollar transfers, we would be exposed to fluctuations in the value of that currency.

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

        Although containership charter rates and vessel values currently are at historically low levels, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. Moreover, our financing arrangements impose significant restrictions on our ability to use debt financing, or cash from operations, asset sales or equity financing, for purposes, such as vessel acquisitions, other than debt repayment without the consent of our lenders. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth efforts.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management ("BWM") convention, which requires vessels to install expensive ballast water treatment systems ("BWTS") before the first MARPOL renewal survey conducted after September 8, 2017 and for all vessels to be certified in accordance with the BWM convention by September 8, 2017, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. (Please read "Item 4B. Business Overview—Regulation" for more information on the regulations applicable to our vessels.) Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

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

        Since the events of September 11, 2001, U.S. authorities increased container inspection rates and further increases have been contemplated. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, additional vessel security requirements have been imposed including the installation of security alert and automatic information systems on board vessels.

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

        In 2016, 2015 and 2014, no vessels operated by us made any calls to ports in Cuba, Iran, Syria or Sudan. Certain vessels in our fleet, however, are operated by liner companies under long-term bareboat charters, pursuant to which the liner company does not notify us of its ports of call and controls all aspects of these vessels' operation including technical management, manning with its own officers and crew as well as its ports of call, cargoes and routes within the limits set forth in the charters, which include compliance with applicable law. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. As a result of the lifting of U.S. secondary sanctions (and relevant EU sanctions) relating to Iran, we can anticipate that some of our charterers may direct our vessels to carry containers to or from Iran. This could have various effects on us, such as affecting our reputation and our relationships with our investors and financing sources, affecting the cost of our insurance with respect to such voyages, and potentially increase our exposure to foreign currency fluctuations. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and (iv) loss of hire insurance for the CSCL Pusan and the CSCL Le Havre.

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

        In addition, we do not currently carry loss of hire insurance (other than for the CSCL Pusan and the CSCL Le Havre to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, to our stockholders.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 55 containerships had an average age (weighted by TEU capacity) of approximately 8.4 years as of February 28, 2017, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006, reaching a high of $40.26 per share in 2007 and a low of $2.15 per share, most recently in the fourth quarter of 2016, and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

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

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.6% of our outstanding shares of common stock as of February 28, 2017. These shares may be sold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owned approximately 61.8% of our outstanding common stock as of February 28, 2017. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2016. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 55 containerships comprising our fleet as of February 28, 2017. In 2015, we formed a joint venture, Gemini Shipholdings Corporation, in which we have 49% minority equity interest, with our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust, to acquire, own and operate containerships. As of February 28, 2017, Gemini had acquired a fleet of four containerships aggregating 23,998 TEU in capacity.

        In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued warrants to purchase 15 million shares of our common stock.

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and the Republic of the Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 28, 2017, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

        Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 28, 2017, we had a fleet of 55 containerships aggregating 329,588 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we have a 49% minority equity interest, had a fleet of four containerships of 23,998 TEU aggregate capacity as of February 28, 2017.

        Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2017, these customers included China Shipping, CMA-CGM, COSCO, Hyundai Merchant Marine, Niledutch, MSC, Yang Ming, ZIM Israel Integrated Shipping Services, Nippon Yusen Kaisha Line (NYK), Hapag Lloyd, OOCL and Maersk Line and for Gemini, NYK, Hapag Lloyd and OOCL.

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

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports , although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2017, our containership fleet was comprised of fifty-three containerships deployed on time charters and two containerships deployed on bareboat charters. The average age (weighted by TEU) of the 55 vessels in our containership fleet was approximately 8.4 years as of February 28, 2017. As of February 28, 2017, the average remaining duration of the charters for our containership fleet was 6.4 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information, as of February 28, 2017, about our fleet of 55 cellular containerships and the four cellular containerships owned by Gemini, in which we have a 49% equity interest.

Vessel Name	Year Built	Vessel Size (TEU)	Initial Time Charter Term(1)	Expiration of Charter(1)	Charterer
Hyundai Ambition	2012	13,100	12 years	June 2024	Hyundai
Hyundai Speed	2012	13,100	12 years	June 2024	Hyundai
Hyundai Smart	2012	13,100	12 years	May 2024	Hyundai
Hyundai Tenacity	2012	13,100	12 years	March 2024	Hyundai
Hyundai Together	2012	13,100	12 years	February 2024	Hyundai
Express Rome (ex Hanjin Italy)(3)	2011	10,100	0.4 year	August 2017	OOCL
Express Berlin (ex Hanjin Germany)(3)	2011	10,100	0.2 year	June 2017	Yang Ming
Express Athens (ex Hanjin Greece)(3)	2011	10,100	0.4 year	August 2017	OOCL
CSCL Le Havre	2006	9,580	12 years	September 2018	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	China Shipping
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CSCL America	2004	8,468	0.8 year	July 2017	COSCO
Europe (ex CSCL Europe)(4)	2004	8,468	0.8 year	June 2017	COSCO
CMA CGM Moliere(2)	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset(2)	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval(2)	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais(2)	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine(2)	2010	6,500	12 years	July 2022	CMA-CGM
Priority	2002	6,402	1 year	November 2017	NYK
Performance	2002	6,402	0.8 year	March 2017	NYK
Colombo (ex SNL Colombo)(4)	2004	4,300	12 years	March 2019	Yang Ming

Vessel Name	Year Built	Vessel Size (TEU)	Initial Time Charter Term(1)	Expiration of Charter(1)	Charterer
YM Singapore	2004	4,300	12 years	October 2019	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
OOCL Istanbul	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
OOCL Novorossiysk	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	0.5 year	September 2017	CMA-CGM
Deva	2004	4,253	0.4 year	March 2017	ZIM
Dimitris C	2001	3,430	1 year	March 2017	Niledutch
Express Black Sea (ex Hanjin Constantza)(3)	2011	3,400	0.3 year	March 2017	NYK
Express Spain (ex Hanjin Algeciras)(3)	2011	3,400	0.3 year	March 2017	Maersk Line
Express Argentina (ex Hanjin Buenos Aires)(3)	2010	3,400	0.5 year	June 2017	Maersk Line
Express Brazil (ex Hanjin Santos)(3)	2010	3,400	0.7 year	June 2017	CMA-CGM
Express France (ex Hanjin Versailles)(3)	2010	3,400	0.7 year	June 2017	CMA-CGM
Danae C	2001	2,524	1 year	May 2017	Hapag Lloyd
MSC Zebra	2001	2,602	3 years	October 2017	MSC
Amalia C	1998	2,452	0.3 year	May 2017	Yang Ming
Hyundai Advance	1997	2,200	10 years	June 2017	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	Hyundai
	Gemini Vessels
NYK Lodestar(5)	2001	6,422	2 years	September 2017	NYK
NYK Leo(5)	2002	6,422	3 years	February 2019	NYK
Suez Canal(5)(6)	2002	5,610	1 year	July 2017	OOCL
Genoa(5)(6)	2002	5,544	0.5 year	March 2017	Hapag Lloyd

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(3)
Vessels were renamed following the redelivery from Hanjin Shipping.

(4)
In September 2016, the CSCL Europe was renamed to Europe at the request of the charterer of this vessel. In May 2016, the SNL Colombo was renamed to Colombo at the request of the charterer of this vessel.

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

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 28, 2017, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, Hyundai Merchant Marine, MSC, Niledutch, Yang Ming, ZIM Israel Integrated Shipping Services, NYK, Hapag Lloyd, OOCL, COSCO and Maersk Line. Gemini has chartered two of its containerships to NYK, one to OOCL and one to Hapag Lloyd.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2017 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

  Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the dates noted in the preceding sentence. As of February 28, 2017, none of these options has been exercised. The $78.0 million option prices reflect an estimate, made at the time of entry into the applicable charter, of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues after such sale would be reduced.

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

        Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. In 2015, Danaos Shipping received the Lloyd's List Intelligence Big Data Award for their "Waves" fleet performance system, which provides advanced performance monitoring, close bunkers control, emissions monitoring, energy management, safety performance monitoring, risk management and advance superintendence for the vessels.

        Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece, Russia, as well as in Odessa and Mariupol in Ukraine and in Zanzibar, Tanzania and we assume directly all related crewing, technical and other costs in our operating expenses. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

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

        Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year period if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2017, our manager will receive the following fees (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. In addition, from January 1, 2013 to April 30, 2015, our Manager provided us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for an annual fee. We have directly employed our executive officers from May 1, 2015 onwards.

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

Crewing and Employees

        Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping, from January 1, 2013 to April 30, 2015. As of December 31, 2016, 1,196 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 146 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name*	Next Survey	Next Drydocking
Amalia C	March 2018	March 2018
Danae C	March 2021	March 2021
Dimitris C	March 2021	March 2021
MSC Zebra	January 2021	October 2019
Hyundai Progress	February 2018	February 2018
Hyundai Highway	March 2018	March 2018
Hyundai Bridge	March 2018	March 2018
CMA CGM Musset	March 2020	March 2018
CMA CGM Nerval	May 2020	March 2018
Express Argentina (ex Hanjin Buenos Aires)	February 2020	February 2018
Zim Rio Grande	July 2018	July 2023
Zim Sao Paolo	September 2018	September 2023
CMA CGM Rabelais	July 2020	May 2018
Express Brazil (exHanjin Santos)	April 2020	March 2018
CMA CGM Racine	August 2020	June 2018
OOCL Istanbul	November 2018	November 2023
CSCL Pusan	September 2021	May 2019
Express France (ex Hanjin Versailles)	October 2020	February 2018
Zim Monaco	January 2019	January 2024
CSCL Le Havre	November 2021	March 2019
Deva	March 2019	March 2019
Colombo (ex SNL Colombo)	March 2019	March 2017
OOCL Novorossiysk	March 2019	February 2024

Vessel Name*	Next Survey	Next Drydocking
Derby D	April 2019	April 2017
Express Spain (ex Hanjin Algeciras)	January 2021	November 2018
Zim Luanda	June 2019	June 2024
Europe (ex CSCL Europe)	August 2019	August 2022
CSCL America	November 2019	September 2022
CMA CGM Moliere	September 2019	July 2018
YM Singapore	September 2019	July 2022
Express Berlin (ex Hanjin Germany)	March 2021	September 2018
Express Rome (ex Hanjin Italy)	April 2021	October 2018
Express Black Sea (ex Hanjin Constantza)	April 2021	January 2021
Express Athens (ex Hanjin Greece)	May 2021	November 2018
CMA CGM Attila	July 2021	January 2019
CMA CGM Tancredi	August 2021	February 2019
CMA CGM Bianca	October 2021	April 2019
CMA CGM Samson	December 2021	June 2019
CMA CGM Melisande	February 2017	August 2019
Hyundai Smart	May 2017	November 2019
Hyundai Together	February 2017	August 2019
Hyundai Tenacity	March 2017	September 2019
Priority	June 2017	June 2020
Performance	March 2017	March 2020
Hyundai Speed	June 2017	December 2019
Hyundai Ambition	June 2017	December 2019
Hyundai Vladivostok	July 2017	July 2017
Hyundai Advance	October 2017	October 2017
YM Seattle	September 2017	June 2019
Hyundai Stride	September 2017	September 2017
Hyundai Future	September 2017	September 2017
YM Vancouver	November 2017	November 2020
Hyundai Sprinter	December 2017	December 2017

*
Does not include vessels under bareboat charters and the vessels owned by Gemini.

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

        We carried a minimum loss of hire coverage with respect to the CSCL America and the Europe (ex CSCL Europe), to cover standard requirements of KEXIM until the repayment of our loan in 2016. We also carry minimum loss of hire coverage for the CSCL Pusan and CSCL Le Havre, to cover standard requirements of KEXIM and ABN Amro, the banks providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from January 1, 2012; then progressively to 0.50%, effective from January 1, 2020. The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO's Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA,

which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. Fuel used by vessels operating in the ECA cannot contain more than 1.0% sulfur, dropping to no more than 0.1% sulfur in 2015. NOx after- treatment requirements became effective in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. As from December 30, 2016, the USCG has approved 3Ballast Water Treatment Systems. Our fleet has obtained extensions for the vessels due for dry-docking in 2017 and 2018 which are deferred to their next scheduled dry-docking date. The Coast Guard has not issued extension letters to the vessels with compliance dates on or after January 1, 2019. Now that a type approved system is available, the status of these applications will be changed from "received" to "held in abeyance "since the application's original criteria are no longer valid. In order to receive approval for an extension, additional information must be submitted including appropriate documentation as to why compliance with the requirements is not possible.

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

        At the international level, the IMO adopted the BWM Convention in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention was not to enter into force until 12 months after it was adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention have already passed, so that once the convention enters into force, the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before the entry into force date "existing" vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal IOPP survey following entry into force of the BWM Convention.

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

Properties

        We have no freehold or leasehold interest in any real property. We occupy space at 3, Christaki Kompou Street, Peters House, 3300, Limassol, Cyprus and 14 Akti Kondyli, 185-45 Piraeus, Greece that is owned by our manager, Danaos Shipping, and which is provided to us as part of the services we receive under our management agreement.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 28, 2017, we had a fleet of 55 containerships aggregating 329,588 TEU, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we hold a 49% minority equity interest, owned four additional containerships aggregating 23,998 TEU in capacity, as of February 28, 2017. We do not consolidate Gemini's results of operations and account for our minority equity interest under the equity method of accounting, which is recorded under "Equity loss on investment" in our consolidated statements of operations.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2017, fifty-three containerships in our fleet were employed on time charters out of which twenty-four expire in 2017, and two containerships were employed on bareboat charters. Gemini has employed all of its containerships on time charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2017, our diverse group of customers in the containership sector included China Shipping, CMA-CGM, COSCO, Hyundai, MSC, Niledutch, Yang Ming, ZIM Israel Integrated Shipping Services, NYK, Hapag Lloyd, OOCL and Maersk Line, and for Gemini, NYK, OOCL and Hapag Lloyd.

        The average number of containerships in our fleet for the years ended December 31, 2016, 2015 and 2014 was 55.0, 56.0 and 55.9, respectively.

Purchase Options

        The charters with respect to the CMA CGM Moliere, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais and the CMA CGM Racine include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence and none have been exercised to date. The $78.0 million option prices reflect an estimate, made at the time of entry into the applicable charter, of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

Hanjin Shipping

        On September 1, 2016, Hanjin Shipping, a charterer of eight of our vessels under long term, fixed rate charter party agreements, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight of its charter party agreements with us, which represented approximately $560 million of our $2.8 billion of contracted revenue as of June 30, 2016, and returned each of the vessels to us. On February 17, 2017 the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities. We rechartered all eight vessels on short-term charters at market rates in the prevailing weak containership charter market. As a result of these events, we ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million relating to unpaid charter hire recorded as accounts receivable as of June 30, 2016 in our consolidated statements of operations in the year ended December 31, 2016. We have an unsecured claim for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million submitted to the Seoul Central District Court.

        As a result of a decrease in our operating income and charter-attached market value of certain of our vessels caused mainly by the cancellation of our eight charters with Hanjin Shipping, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement and our other credit facilities as of December 31, 2016. We have obtained waivers of the breaches of these financial covenants covering the period until April 1, 2017. As these waivers were obtained for a period of less than the next 12 months after the balance sheet date, and in accordance with the guidance related to the classification of obligations that are callable by the lenders, we have classified our long-term debt, net of deferred finance costs as current. We are in discussions with our lenders regarding the covenant waivers that expire on April 1, 2017. See "—Going Concern."

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet, and their TEU capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. For example, in January 2016 we sold one of our older vessels, the Federal, and in 2014 we entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility, under which we sold five of our older vessels, the Marathonas, the Messologi, the Mytilini, the Commodore and the Duka and we acquired two secondhand 6,402 TEU containerships built in 2002, the Priority and the Performance. Five of our vessels, which have an aggregate capacity of 32,500 TEUs, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on the eighth anniversaries of the charters which fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively of which none have been exercised to date. If any of these purchase options were to be exercised, the expected size of our containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2017, the charters for twenty-four of our existing vessels are scheduled to expire between March 2017 and December 2017. With the prevailing low charter rate levels, we expect that we will have to re-charter many of these vessels at the existing low spot charter rates.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. During 2016, our fleet utilization decreased to 94.6% compared to 99.0% in 2015, principally due to Hanjin Shipping's filing for receivership and cancellation of long term charters for eight of our vessels. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 1,005 total off-hire days for our entire fleet during 2016 other than for scheduled drydockings and special surveys and excluding laid up vessels compared to 153 total off-hire days for our entire fleet during 2015 other than for scheduled drydockings and special surveys and excluding laid up vessels. The increase in off-hire days in 2016 compared to 2015 was mainly due to the redelivery of eight of our vessels in the second half of 2016 from Hanjin Shipping due to its filing for court receivership. An increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including any interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future.

        The following table presents the contracted utilization of our operating fleet as of December 31, 2016.

	2017	2018 - 2019	2020 - 2021	2022 - 2026	2027 - 2028	Total
Contracted revenue (in millions)(1)	$379.9	$627.8	$558.0	$488.2	$23.0	$2,076.9
Number of vessels whose charters are set to expire in the respective period(2)	24	8	7	14	2	55
TEUs on expiring charters in the respective period	109,754	40,666	32,018	134,150	13,000	329,588
Contracted Operating(3) days	14,466	19,287	14,103	11,207	855	59,918
Total Operating(3) days	19,850	39,623	39,816	98,719	35,667	233,675
Contracted Operating days/Total Operating days	72.9%	48.7%	35.4%	11.4%	2.4%	25.6%

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

        Revenues from multi-year period charters comprised substantially all of our revenues for the years ended December 31, 2016, 2015 and 2014. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2016, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers, some of which are currently facing substantial financial pressure, are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected, as was the case with the cancellation of long-term, fixed rate charters for eight of our vessels by Hanjin Shipping in 2016. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2016(1)
(Amounts in millions of U.S. dollars)

Number of Vessels(2)	2017	2018 - 2019	2020 - 2021	2022 - 2026		2027 - 2028	Total
55	$379.9	$627.8	$558.0	$488.2	(3)	$23.0	$2,076.9

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

        We generally do not charter our containerships in the spot market, although due to the Hanjin Shipping charter cancellations and weak charter market conditions we currently have twenty-four vessels employed in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 3.5% to a limited number of our charterers. Our manager will also receive a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2016, 2015 and 2014 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2017, this fee will remain at 1.25%.

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

        Under time charters, such as those on which we charter all but two of the containerships in our fleet as of February 28, 2017, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Impairment Loss

        We have recognized an impairment loss of $415.1 million in relation to 25 of our vessels as of December 31, 2016 compared to an impairment loss of $41.1 million in relation to 13 of our vessels as of December 31, 2015. The impairment loss as of December 31, 2016 was (i) due to the impairment loss of $205.2 million recognized for five 3,400 TEU vessels formerly chartered to Hanjin Shipping, and (ii) the impairment loss of $209.9 million recognized for 18 of our vessels of 4,300 TEU or less capacity and for two 6,400 TEU vessels as a result of the continued weakness of containership market and the other than temporary nature of the decline in these vessels' values. See "Critical Accounting Policies—Impairment of Long-lived Assets."

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

  General and Administrative Expenses

        We paid our manager the following fees for 2016 and 2015: (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and a fee of €0.51 million ($0.56 million) for the services of our executive officers for the period from January 1, 2015 to April 30, 2015, after which date we have directly employed our executive officers. Our executive officers received an aggregate of €1.5 million ($1.7 million) and €1.0 million ($1.1 million) in compensation for the year ended 2016 and for period from May 1, 2015 to December 31, 2015, respectively. For the year ended December 31, 2014, we paid our manager: (i) a fee of $800 per day, (ii) a fee of $400 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $800 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of newbuilding contracts by selected engineers and others of its staff and an annual fee of €1.47 million ($1.92 million) for the services of our executive officers.

        For 2017, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Bad Debt Expense

        At each balance sheet date, all potentially uncollectible accounts receivable are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and current relationship with and economic status of our customers. We recorded bad debt expense of $15.8 million in the year ended December 31, 2016 related to unpaid charter hire recorded as accounts receivable from Hanjin Shipping prior to its filing for court receivership in September 2016. There were no bad debt expenses in the year ended December 31, 2015 and 2014.

  Other Income/(Expenses), Net

        In 2016, we recorded other expenses of $41.6 million mainly consisting of $29.4 million impairment loss on ZIM securities and a $12.9 million loss on sale of HMM equity securities. In 2015 and 2014, we recorded income of $0.1 million and $0.4 million, respectively for various non-operating items.

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

  Unrealized Gain/(Loss) and Realized Loss on Derivatives

        The interest rate swap arrangements we entered into were generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. All changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under "Net Unrealized and Realized Losses on Derivatives". Recognition of non-cash fair value movements of our interest rate swaps directly in our earnings creates potential volatility in our reported earnings. We recorded in our earnings gross unrealized gains from changes in the fair value of the cash flow interest rate swaps of $4.5 million and $48.9 million for the year ended December 31, 2016 and December 31, 2015, respectively.

        We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $0.2 million and recognized accelerated amortization of accumulated other comprehensive loss of $7.7 million in connection with the impairment losses recognized on the respective vessels, resulting in net unrealized losses of $3.1 million for the year ended December 31, 2016.

        As of December 31, 2016, all of our cash flow interest rate swap arrangements have expired.

Results of Operations

  Year ended December 31, 2016 compared to the year ended December 31, 2015

        During the year ended December 31, 2016, we had an average of 55 containerships compared to 56 containerships for the year ended December 31, 2015. Our fleet utilization for 2016 was 94.6%, while the effective fleet utilization for the fleet under employment, excluding the off charter days of the ex-Hanjin Shipping vessels, decreased to 97.3% in the year ended December 31, 2016 compared to 99.0% in the year ended December 31, 2015.

  Operating Revenues

        Operating revenues decreased by 12.3%, or $69.6 million, to $498.3 million in the year ended December 31, 2016 from $567.9 million in the year ended December 31, 2015.

        Operating revenues for the year ended December 31, 2016 reflect:

  •
  $48.1 million decrease in revenues in the year ended December 31, 2016 compared to the year ended December 31, 2015 due to loss of revenue from cancelled charters with Hanjin Shipping for eight of our vessels, for which we ceased recognizing revenue effective as of July 1, 2016.

  •
  $2.8 million decrease in revenues in the year ended December 31, 2016 compared to the year ended December 31, 2015 due to the sale of the Federal on January 8, 2016.

  •
  $14.5 million decrease in revenues in the year ended December 31, 2016 compared to the year ended December 31, 2015 due to the re-chartering of certain of our vessels at lower rates.

  •
  $4.2 million decrease in revenues due to lower fleet utilization in the year ended December 31, 2016 compared to the year ended December 31, 2015.

  Voyage Expenses

        Voyage expenses increased by $1.6 million, to $13.9 million in the year ended December 31, 2016 from $12.3 million in the year ended December 31, 2015. The increase is mainly due to increased bunkering expenses.

  Vessel Operating Expenses

        Vessel operating expenses decreased by 2.9%, or $3.3 million, to $109.4 million in the year ended December 31, 2016, from $112.7 million in the year ended December 31, 2015. The decrease is due to a decrease in average number of vessels in our fleet by 1.8% and due to a 1.5% decrease in the average daily operating cost per vessel during the year ended December 31, 2016 compared to the year ended December 31, 2015.

        The average daily operating cost per vessel decreased to $5,637 per day for the year ended December 31, 2016 from $5,720 per day for the year ended December 31, 2015. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

  Depreciation

        Depreciation expense decreased by 2.1%, or $2.8 million, to $129.0 million in the year ended December 31, 2016 from $131.8 million in the year ended December 31, 2015, mainly due to decreased depreciation expense for twelve vessels for which we recorded an impairment charge on December 31, 2015 and due to the decreased average number of vessels in our fleet in the year ended December 31, 2016 following the sale of the Federal on January 8, 2016.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs increased by $1.7 million, to $5.5 million in the year ended December 31, 2016 from $3.8 million in the year ended December 31, 2015. The increase is mainly due to the increased payments for dry-docking and special survey costs related to certain vessels over the last year.

  General and Administrative Expenses

        General and administrative expenses increased by $0.3 million to $22.1 million in the year ended December 31, 2016 from $21.8 million in the year ended December 31, 2015.

  Bad Debt Expense

        Bad debt expense of $15.8 million in the year ended December 31, 2016 relates to unpaid charter hire recorded as accounts receivable from Hanjin Shipping prior to its bankruptcy, which were written-off. There were no bad debt expenses in the year ended December 31, 2015.

  Impairment Loss

        We have recognized an impairment loss of $415.1 million in relation to 25 of our vessels as of December 31, 2016 compared to an impairment loss of $41.1 million in relation to 13 of our vessels as of December 31, 2015. The impairment loss as of December 31, 2016 was (i) due to the impairment loss of $205.2 million recognized for five 3,400 TEU vessels formerly chartered to Hanjin Shipping, and (ii) the impairment loss of $209.9 million recognized for 18 of our vessels of 4,300 TEU and less capacity and for two 6,400 TEU vessels as a result of the continued weakness of containership market and the other than temporary nature of the decline in these vessels' values. See "Critical Accounting Policies—Impairment of Long-lived Assets."

  Interest Expense, Interest Income and Other Finance Expenses

        Interest expense decreased by 1.7%, or $1.4 million, to $83.0 million in the year ended December 31, 2016 from $84.4 million in the year ended December 31, 2015. This included the amortization of deferred finance costs reclassified from other finance expenses to interest expense of $12.7 million and $14.0 million, respectively. The change in interest expense was mainly due to a $1.3 million decrease in the amortization of deferred finance costs and due to a decrease in our average debt by $242.5 million, to $2,652.2 million in the year ended December 31, 2016, from $2,894.7 million in the year ended December 31, 2015, which were partially offset by an increase in average cost of debt due to the increase in US$ Libor.

        The Company is deleveraging its balance sheet. As of December 31, 2016, the debt outstanding gross of deferred finance costs was $2,527.3 million compared to $2,775.4 million as of December 31, 2015. We expect the rate at which we reduce our leverage to decline, primarily as a result of the cancellation of eight charters with Hanjin Shipping.

        Interest income increased by $1.3 million to $4.7 million in the year ended December 31, 2016 compared to $3.4 million in the year ended December 31, 2015. The increase is mainly attributed to the interest income recognized on HMM notes receivable.

        Other finance expenses increased by $0.2 million, to $4.9 million in the year ended December 31, 2016 from $4.7 million in the year ended December 31, 2015, following the reclassification of the amortization of deferred finance costs from other finance expenses to interest expense of $12.7 million and $14.0 million, respectively.

  Equity loss on investments

        Equity loss on investments increased by $14.3 million, to $16.2 million in the year ended December 31, 2016 compared to a loss of $1.9 million in the year ended December 31, 2015 and relates to the investment in Gemini in which the Company has a 49% shareholding interest. This loss increase is mainly attributed to our share of impairment loss for Gemini vessels amounting to $14.6 million in the year ended December 31, 2016.

  Unrealized Gain/(Loss) and Realized Loss on Derivatives

        Unrealized loss on interest rate swaps amounted to $3.1 million in the year ended December 31, 2016 compared to unrealized gains of $16.3 million in the year ended December 31, 2015. The accelerated amortization of accumulated other comprehensive loss of $7.7 million was partially offset by the unrealized gains of $4.6 million attributable to mark to market valuation of our swaps in the year ended December 31, 2016.

        Realized loss on interest rate swaps decreased by $46.7 million, to $9.4 million in the year ended December 31, 2016 from $56.1 million in the year ended December 31, 2015. This decrease was attributable to lower interest swap rates combined with a $522.0 million decrease in the average notional amount of swaps during the year ended December 31, 2016 compared to the year ended December 31, 2015 as a result of swap expirations.

        The table below provides an analysis of the items discussed above, and which were recorded in the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016	Year ended December 31, 2015
	(in millions)
Cash flow interest rate swaps
Realized losses expensed in consolidated Statements of Operations	$(5.5)	$(52.7)
Unrealized gains	4.3	16.2
Amortization of deferred realized losses	(4.0)	(4.0)
Accelerated amortization of deferred realized losses	(7.7)	—

Unrealized and realized losses on cash flow interest rate swaps	$(12.9)	$(40.5)

Fair value interest rate swaps
Unrealized losses on swap asset	$(0.1)	$(0.5)
Reclassification of fair value hedged debt to Statements of Operations	0.4	0.6
Realized gains	0.1	0.5

Unrealized and realized gains on fair value interest rate swaps	$0.4	$0.6

Unrealized and realized losses on derivatives	$(12.5)	$(39.9)

  Other income/(expenses),net

        Other income/(expenses), net increased to $41.6 million expenses in the year ended December 31, 2016 from $0.1 million income in the year ended December 31, 2015 mainly due to a $29.4 million impairment loss in ZIM equity and debt securities and a $12.9 million recognized loss on sale of HMM equity securities, which we acquired in July 2016 as part of the charter restructuring agreement with HMM, for cash proceeds of $38.1 million.

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

  Interest Expense, Interest Income and Other Finance Expenses

        Interest expense decreased by 11.2%, or $10.6 million, to $84.4 million in the year ended December 31, 2015, from $95.0 million in the year ended December 31, 2014 including the amortization of deferred finance costs reclassified from other finance expenses to interest expense of $14.0 million and $15.1 million, respectively. The change in interest expense was mainly due to the decrease in our average debt by $221.8 million, to $2,894.7 million in the year ended December 31, 2015, from $3,116.5 million in the year ended December 31, 2014, due to a $1.1 million decrease in the amortization of deferred finance costs, as well as the decrease in the cost of debt servicing in the year ended December 31, 2015 compared to the year ended December 31, 2014, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

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

        Other finance costs, net remained stable amounting to $4.7 million in the year ended December 31, 2015 and December 31, 2014, following the reclassification of the amortization of deferred finance costs from other finance expenses to interest expense of $14.0 million and $15.1 million, respectively.

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

        Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations and cash flow interest rate swaps liabilities. Our long-term liquidity needs primarily relate to debt repayment, with over $2.4 billion of debt originally scheduled to mature by December 2018, and capital expenditures related to any further growth of our fleet.

        We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds contained in our Bank Agreement.

        Under our existing multi-year charters as of December 31, 2016, giving effect to the charter restructuring agreement with HMM and loss of revenue from the cancellation of all eight of our charters with Hanjin Shipping, we had contracted revenues of $379.9 million for 2017, $332.2 million for 2018 and, thereafter, approximately $1.4 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2016, we had cash and cash equivalents of $73.7 million and restricted cash of $2.8 million. As of December 31, 2016, we had no remaining borrowing availability under our credit facilities. As of December 31, 2016, we had $2,527.3 million of outstanding indebtedness gross of deferred finance costs. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

        As a result of a decrease in our operating income and the charter-attached market value of certain of our vessels caused principally by the cancellation of our eight charters with Hanjin Shipping, as well as the decline in containership market conditions we were in breach of certain covenants in our Bank Agreement (as defined below) and other credit facilities as of December 31, 2016. We have obtained waivers of the breaches of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our financing arrangements covering the period until April 1, 2017. We are currently in discussions with our lenders regarding our anticipated non-compliance with these covenants absent an extension of these waivers and the refinancing of the significant amount of our indebtedness maturing in 2018. If we are unable to comply with the covenants in our financing arrangements, obtain waivers or reach agreements with our lenders to modify or refinance such financing arrangements, we may have to restructure our obligations in a court-supervised process or otherwise (see discussion under "Going Concern" and "Credit Facilities" below).

        Under the Bank Agreement, from May 15, 2013, we are required to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations, provided that we are able to comply with the covenants in our financing arrangement or obtain waivers and our charter counterparties perform their contractual obligations, up to the maturity of our Bank Agreement and other credit facilities in 2018 which we will need to attempt to refinance. See "Going Concern" below. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

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

        In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine ("HMM") which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million.

Going Concern

        As a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of eight charters with Hanjin Shipping, which recently filed for receivership with the Seoul Central District Court in September 2016, we were in breach of certain financial covenants under our Bank Agreement and our other credit facilities as of December 31, 2016. Refer to Note 12 to our consolidated financial statements for further details. We have obtained waivers of the breaches of the financial covenants, including the lenders rights to call the debt due to non-compliance with these financial covenants, until April 1, 2017. As these waivers were obtained for a period of less than the next 12 months from the balance sheet date, and in accordance with the guidance related to the classification of obligations that are callable by the lenders, we have classified our long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,566.3 million, which substantially exceeded our total current assets amounting to $136.0 million as of December 31, 2016. We are currently in discussions with our lenders regarding our non-compliance with these covenants absent an extension of these waivers. If we are unable to comply with the covenants in our debt agreements, obtain waivers or reach agreements with our lenders to modify or refinance such debt agreements, we may have to restructure our obligations in a court supervised process or otherwise. These conditions and events raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. However, we continue to generate positive cash flows from our operations and currently are in a position to service all our operational obligations as well as all scheduled principal and interest payments under the original terms of our debt agreements.

        In light of the above, the consolidated financial statements included in this report were prepared assuming that we will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event we are unable to continue as a going concern.

Cash Flows

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
	(In thousands)
Net cash provided by operating activities	$261,967	$271,676	$192,181
Net cash provided by/(used in) investing activities	$(9,379)	$(13,292)	$11,437
Net cash used in financing activities	$(251,124)	$(243,861)	$(214,041)

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased by 3.6%, or $9.7 million, to $262.0 million in the year ended December 31, 2016 compared to $271.7 million in the year ended December 31, 2015. The decrease was primarily the result of a decrease of $69.6 million in operating revenue, higher payments for drydocking and special survey costs by $6.6 million and a change in working capital of $21.2 million, which were partially offset by a decrease in realized losses from derivatives of $46.7 million, cash proceeds from sale of HMM securities of $38.1 million and a decrease in total expense of $2.1 million in the year ended December 31, 2016 compared to the year ended December 31, 2015.

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

  Net Cash Provided by/(Used in) Investing Activities

        Net cash flows used in investing activities decreased by $3.9 million, to $9.4 million in the year ended December 31, 2016 compared to $13.3 million in the year ended December 31, 2015. The difference is attributed to a $3.2 million decrease in cash used in investments in affiliates and $4.1 million increase in net proceeds from sale of vessels, which were partially offset by an $3.4 million increase in amounts used in vessel additions and other related capital expenditures in the year ended December 31, 2016 compared to the year ended December 31, 2015.

        Net cash flows (used in)/provided by investing activities decreased by $24.7 million, to $13.3 million used in investing activities in the year ended December 31, 2015 compared to $11.4 million provided by investing activities in the year ended December 31, 2014. The difference is attributed to a $49.5 million decrease in net proceeds from sale of vessels and $13.2 million of cash used for investments in affiliates in the year ended December 31, 2015 compared to no investments in the year ended December 31, 2014, which were partially offset by a $38.0 million decrease in amounts used in vessel purchases and other related capital expenditures in the year ended December 31, 2015 compared to the year ended December 31, 2014.

  Net Cash Used in Financing Activities

        Net cash flows used in financing activities increased by $7.2 million, to $251.1 million in the year ended December 31, 2016 compared to $243.9 million in the year ended December 31, 2015, as a result of a $7.9 million increase in repayments of long-term debt, which amounted to $251.1 million in the year ended December 31, 2016 compared to $243.2 million in the year ended December 31, 2015. Additionally, the increase was partially offset by a $0.7 million decrease in deferred finance costs.

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

  EBITDA and Adjusted EBITDA

        EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, impairment losses, stock based compensation, (gain)/loss on sale of vessels, unrealized (gain)/loss on derivatives, realized loss on derivatives, bad debt expense, loss on sale of securities and accelerated amortization of accumulated other comprehensive loss. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

  Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
	(In thousands)
Net income/(loss)	$(366,195)	$117,016	$(3,920)
Depreciation	129,045	131,783	137,061
Amortization of deferred drydocking & special survey costs	5,528	3,845	4,387
Amortization of deferred realized losses of cash flow interest rate swaps	4,028	4,017	4,016
Amortization of finance costs	12,652	14,038	15,070
Finance costs accrued (Exit Fees under our Bank Agreement)	3,447	3,639	3,745
Interest income	(4,682)	(3,419)	(1,703)
Interest expense	70,314	70,397	79,980

EBITDA	(145,863)	341,316	238,636

(Gain)/loss on sale of vessels	36	—	(5,709)
Impairment loss	415,118	41,080	75,776
Impairment loss on securities	29,384	—	—
Impairment loss component of equity loss on investments	14,642	—	—
Bad debt expense	15,834	—	—
Loss on sale of securities	12,906	—	—
Accelerated amortization of accumulated other comprehensive loss	7,706	—	—
Stock based compensation	76	88	638
Realized loss on derivatives	5,397	52,125	119,612
Unrealized gain on derivatives	(4,649)	(16,285)	(24,915)

Adjusted EBITDA	$350,587	$418,324	$404,038

        EBITDA decreased by $487.2 million, to $(145.9) million in the year ended December 31, 2016, from $341.3 million in the year ended December 31, 2015. The decrease was mainly attributable to an increase in impairment losses by $418.1 million, a $69.6 million decrease in operating revenues, an $15.8 million increase in bad debt expense and an $12.9 million increase in loss on sale of securities in the year ended December 31, 2016 compared to the year ended December 31, 2015. This decrease was partially offset by a $27.4 million decrease in unrealized and realized losses on derivatives, a $2.1 million decrease in total expenses and a $0.3 million operating performance improvement on equity investments before impairment loss in the year ended December 31, 2016 compared to the year ended December 31, 2015.

        Adjusted EBITDA decreased by $67.7 million, to $350.6 million in the year ended December 31, 2016 from $418.3 million in the year ended December 31, 2015. The decrease was attributed to a $69.6 million decrease in operating revenues, which was partially offset by a $2.1 million decrease in total expenses and a $0.3 million operating performance improvement on equity investments before impairment loss in the year ended December 31, 2016 compared to the year ended December 31, 2015.

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

        Adjusted EBITDA increased by $14.3 million, to $418.3 million in the year ended December 31, 2015, from $404.0 million in the year ended December 31, 2014. The increase was attributed to a $15.8 million increase in operating revenues, an improvement of $0.4 million in operating costs in the year ended December 31, 2015 compared to the year ended December 31, 2014, which was offset by a $1.9 million loss on equity investments incurred in the year ended December 31, 2015.

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then- existing credit facilities ("Pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages. As of December 31, 2016, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants of the Bank Agreement. For additional details, please see Note 12, Long-term Debt, to our consolidated financial statements included elsewhere herein.

  Interest

        Under the terms of the Bank Agreement, borrowings under each of our pre-existing Credit Facilities, which excludes the KEXIM and KEXIM-ABN Amro credit facilities which were not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

  Scheduled Principal Payments

        Under the terms of the Bank Agreement we are required to make quarterly principal payments in fixed amounts, in relation to our total debt commitments from our lenders under the Bank Agreement and the January 2011 Credit Facilities (see "January 2011 Credit Facilities" below), as specified in the table below (in thousands):

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2017	44,939	36,691	35,338	31,872	—	148,840
2018	34,152	37,585	44,399	45,334	65,969	227,439

Total						376,279

*
These principal payments represent originally scheduled maturities and assume debt will not be called by the lenders earlier due to the breaches of financial covenants. The Company may elect to make the scheduled payments shown in the above table three months earlier.

        Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which our consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, we will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents from January 1, 2015 until maturity in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of our consolidated debt), would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the Pre-existing Credit Facilities. Under the Bank Agreement, "Actual Free Cash Flow" with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under our interest rate swap arrangements and (c) per vessel operating expenses and pro-rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to a Pre-existing Credit Facility, a vessel with respect to which the participating lenders under such credit facility have a second lien security interest and the first lien credit facility has been repaid in full). The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Express Athens (ex Hanjin Greece), Express Rome (ex Hanjin Italy), Express Berlin (ex Hanjin Germany) and the CMA CGM Rabelais) collateralizing the 2011 January Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        As a result of a decrease in our operating income caused mainly by the loss of contractual revenue from Hanjin Shipping, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to our loan facilities as of December 31, 2016. We have obtained temporary waivers of the breaches of these financial covenants, including the lenders rights to call the debt due to non-compliance with financial covenants until April 1, 2017. As these waivers were obtained for a period of less than the next 12 months from the balance sheet date, and in accordance with the guidance related to the classification of obligations that are callable by the lenders, we have classified our long-term debt, net of deferred finance costs as current.

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

January 2011 Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citibank-Eurobank)

        On January 24, 2011, as contemplated by the Bank Agreement, we entered into agreements for the following new term loan credit facilities ("January 2011 Credit Facilities") to finance newbuildings which were delivered in 2011 and 2012:

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Express Rome (ex Hanjin Italy) and the CMA CGM Rabelais and customary shipping industry collateral related thereto;

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Express Berlin (ex Hanjin Germany) and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by the Express Athens (ex Hanjin Greece) and customary shipping industry collateral related thereto;

  (iv)
  a $83.9 million new club credit facility provided, on a pro-rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by the Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

  (v)
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

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva, the Europe (ex CSCL Europe) and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank. RBS also received a second lien on the Derby D, the CSCL America and the CSCL Le Havre as collateral in respect of all borrowings from RBS. In 2016, following the repayment of the KEXIM loan, the second lien on the CSCL America became a first lien on RBS loan and the second lien on the Europe (ex CSCL Europe) became a first lien on Aegean Baltic—HSH Nordbank—Piraeus Bank loan.

        Our obligations under the January 2011 Credit Facilities are guaranteed by our subsidiaries owning the vessels collateralizing the respective credit facilities. Our Manager has also provided an undertaking to continue to provide us with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

Sinosure-CEXIM-Citibank-ABN Amro Credit Facility

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

Exit Fees

        We will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, we are required to pay an Additional Exit Fee of $10.0 million, as we did not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statements of Operations over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt" in the consolidated Balance Sheets. We had recognized an amount of $18.9 million and $15.5 million as of December 31, 2016 and December 31, 2015, respectively.

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

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$648.5	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Zim Monaco, the Express Argentina (ex Hanjin Buenos Aires), the Express France (ex Hanjin Versailles), the Express Spain (ex Hanjin Algeciras), the CMA CGM Racine, the CSCL America and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$624.6	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe (ex CSCL Europe) and the Priority
Citibank	$127.3	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$164.6	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$189.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington—Sequoia—National Bank of Greece	$217.6	The Colombo (ex SNL Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Entrustpermal—Credit Suisse—Golden Tree	$242.2	The OOCL Novorossiysk, the Express Brazil (ex Hanjin Santos), the YM Maturity, the Express Black Sea (ex Hanjin Constantza) and the CMA CGM Attila
HSH Nordbank	$12.2	The Deva and the Derby D
KEXIM—ABN Amro	$34.4	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$34.6	The Hyundai Speed, the Express Rome (ex Hanjin Italy) and the CMA CGM Rabelais
RBS(2)	$42.4	The Hyundai Smart and the Express Berlin (ex Hanjin Germany)
ABN Amro Club Facility	$9.6	The Express Athens (ex Hanjin Greece)
Club Facility	$11.6	The Hyundai Together and the Hyundai Tenacity
Citibank—Eurobank	$47.9	The Hyundai Ambition
Sinosure—CEXIM—Citibank—ABN Amro	$101.7	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2016.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva and the CSCL Pusan.

        As of December 31, 2016, there was no remaining borrowing availability under any of the Company's credit facilities.

        The weighted average interest rate on our borrowings for the years ended December 31, 2016, 2015 and 2014 was 2.6%, 2.4% and 2.5%, respectively.

        As described above, the interest rate, amortization profile and certain other terms of each of our previously existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, but was amended through a separate supplemental agreement signed on September 12, 2013. Our KEXIM-ABN Amro credit facility, under which $25.4 million of the outstanding indebtedness, as of December 31, 2016, bears interest at a fixed rate of 5.52% and $9.0 million of the outstanding indebtedness, as of December 31, 2016, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2018 and September 2018 (in respect of the fixed rate tranche) and November 2018 and September 2018 (in respect of the floating rate tranche), respectively.

Interest Rate Swaps

        In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "—Factors Affecting our Results of Operations—Unrealized and realized loss on derivatives."

Contractual Obligations

        Our contractual obligations as of December 31, 2016 were:

	Payments Due by Period
	Total	Less than 1 year (2017)	1 - 3 years (2018 - 2019)	3 - 5 years (2020 - 2021)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$2,508,314	180,449	2,287,185	40,680

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$2,508,314	180,449	2,287,185	40,680
Interest on long-term debt obligations(3)	$150,160	72,368	75,681	2,111
Payments to our manager(4)	$23,892	23,892	—	—

Total	$2,682,366	$276,709	$2,362,866	$42,791

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2016 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts and assume debt will not be called by the lenders earlier due to the breaches of financial covenants. The last payment, due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM and KEXIM-ABN Amro credit facilities.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2016 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM and KEXIM-ABN Amro credit facilities.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2016 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2016 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 1.38% in 2017, 1.75% in 2018 and up to a maximum of 2.38% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations.

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2015, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2016, we had a fleet of 55 containerships, out of which 53 are on time charter and 2 on bareboat charter. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2017, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After improving in 2010 and early 2011 from the historic lows in late 2008 and 2009, since the third quarter of 2011 freight rates obtained by liner companies have declined and charter rates for containerships have decreased sharply, with significant further declines, in many cases to a level below operating costs. Although global demand for seaborne transportation of containerized cargoes is estimated to have increased modestly overall in 2016, the market has experienced a significant decline in demand since the middle of 2015. As such, container freight rates and containership charter rates are expected to remain under pressure, including due to the significant amount of newbuildings scheduled to be delivered in 2017, which may be offset part by the potential for higher scrapping activity, until global economic demand strengthens thereby absorbing capacity. Global demand is expected to be impacted by continued economic weakness in Europe and the resulting impact on consumer demand in Europe, the impact of low commodity prices on imports into commodity-exporting developing economies and slower Chinese economic activity. Global containership demand is, however, expected to balance supply growth in 2017, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue.

        The idle containership fleet at the end of 2016 stood at approximately 7% of global fleet capacity, well above the 1.3% level at the end of 2014, and the highest level since early 2010. Earnings fell sharply with the guideline rate for a 4,400 TEU Panamax reaching a record low of $4,150 per day at the end of 2016. After limited containership newbuilding orders since 2009, other than some ordering in early 2011, containership newbuilding orders increased significantly in 2013 through 2015 before tailing off. The size of the order book compared to global fleet capacity was approximately 16% as of the end of 2016, down from record high levels in 2008 but still relatively high compared to historical averages. In particular, larger containerships of greater than 10,000 TEU represent a significant majority of the order book with approximately 2,200,000 TEU of vessels of over 10,000 TEU scheduled to be delivered between 2017 and 2019. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. A number of liner companies, including some of our customers, reported substantial losses in 2016 and other recent years, with Hanjin Shipping filing for court receivership, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers or form cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

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

  Impairment of Securities

        With regard to our equity securities in ZIM, which were initially recognized at cost of $28.7 million, we evaluate if any event or change in circumstances has occurred in the reporting period that may have a significant adverse effect on the fair value of our investment. If an event or change that causes an adverse effect on the fair value of our investment occurs, as evidenced by the presence of an impairment indicator, the fair value of our investment should be estimated. In 2016, ZIM experienced significant deterioration of its financial results, reported significant operating losses, negative equity and negative working capital mainly as a result of the adverse change in the general containership market conditions. As a result of these adverse conditions, we estimated the fair value of our equity investment in ZIM at nil, therefore we have recorded an impairment loss amounting to $28.7 million as of December 31, 2016, which was recognized under "Other income/(expenses), net" in the Consolidated Statements of Operations.

        With regard to our debt securities in ZIM and HMM, we recognized these securities as held to maturity based on our positive intent and ability to hold these securities to maturity. These securities are reported at amortized costs, net of impairment losses. We evaluate these securities for other than temporary impairment at each reporting date. Debt securities are considered impaired if the fair value of the investment is less than its amortized costs. In our evaluation we consider the following (i) if we intend to sell these debt securities, (ii) it is more likely than not that we will be required to sell these securities before the recovery of their entire amortized cost basis or (iii) if a credit loss exists, which means that we do not expect to recover the entire amortized cost basis of these securities. As of December 31, 2016, we do not intend to sell these debt securities and we evaluate that it is not more likely than not that we will be required to sell these debt securities before the recovery of their amortized cost basis. With regard to ZIM debt securities, as a result of the deterioration of ZIM's financial results, as described above, we do not expect the present value of future cash flows to be collected to exceed their amortized cost basis due to a change in the timing of these expected cash flows. Thus other than temporary impairment, a credit loss, has occurred as of December 31, 2016 amounting to $0.7 million, which was recognized under "Other income/(expenses), net" in the Consolidated Statements of Operations. No other than temporary impairment loss was identified with regard to HMM debt securities as of December 31, 2016.

  Impairment of Vessels

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

        As of December 31, 2016, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our vessels. These indicators included loss of a charterer in 2016, volatility in the charter market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi- year, fixed rate period charters that range from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. We have five 2012-built 13,100 TEU vessels currently employed on 12-year charters, with breakeven rechartering rates of about $14,922 per day on average. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates is episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control we believe that the appropriate historical average time charter rates to use as a benchmark for impairment testing of our vessels are the most recent 10 to 15 year averages, to the extent available, as such averages take into account the volatility and cyclicality of the market. Management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

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

        As of December 31, 2016, our assessment concluded that step two of the impairment analysis was required for twenty-five of our vessels held and used, as their undiscounted projected net operating cash flows did not exceed their carrying value. The fair values of these vessels were determined with assistance from valuations obtained from third party independent shipbrokers. As of December 31, 2016 we recorded an impairment loss of $415.1 million for twenty-five of our vessels held and used.

Impairment Sensitivity Analysis

        For the 30 vessels for which our assessment concluded that step two of the impairment analysis was not required, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2016, and is also in accordance with our vessels' market valuation as described in our credit facilities and accepted by our lenders, suggests that 7 vessels have current market values that exceed their carrying values and 23 vessels may have current market values below their carrying values. We believe that each of the 23 vessels identified as having estimated market values less than their carrying value, 18 of which are currently under long-term time or charters expiring from July 2018 through November 2023 and 5 of which are currently under time charters expiring through August 2017, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

Company either determines to sell the vessel for a loss or determines that the vessel's carrying value is not recoverable as discussed above.

Vessel	TEU	Year Built	Net Book Value December 31, 2016 (In thousands of Dollars)	Net Book Value December 31, 2015 (In thousands of Dollars)
Hyundai Together	13,100	2012	152,464	158,008
Hyundai Tenacity	13,100	2012	152,316	157,848
Hyundai Speed	13,100	2012	154,445	160,005
Hyundai Smart	13,100	2012	153,874	159,433
Hyundai Ambition	13,100	2012	154,992	160,555
Express Berlin (ex Hanjin Germany)(2)	10,100	2011	127,464	132,260
Express Rome (ex Hanjin Italy)(2)	10,100	2011	127,918	132,714
Express Athens (ex Hanjin Greece)(2)	10,100	2011	128,079	132,872
CSCL Le Havre(2)	9,580	2006	58,467	60,843
CSCL Pusan(2)	9,580	2006	57,399	59,750
CMA CGM Melisande(2)	8,530	2012	105,666	109,441
CMA CGM Attila(2)	8,530	2011	100,516	104,174
CMA CGM Tancredi(2)	8,530	2011	102,688	106,421
CMA CGM Bianca(2)	8,530	2011	103,117	106,837
CMA CGM Samson(2)	8,530	2011	103,249	106,958
CSCL America(2)	8,468	2004	47,189	47,352
Europe (ex CSCL Europe)(2)	8,468	2004	46,367	46,470
CMA CGM Moliere(2)	6,500	2009	76,095	79,092
CMA CGM Musset(2)	6,500	2010	77,443	80,443
CMA CGM Nerval(2)	6,500	2010	77,952	80,951
CMA CGM Rabelais(2)	6,500	2010	78,728	81,740
CMA CGM Racine(2)	6,500	2010	78,638	81,627
YM Mandate	6,500	2010	82,728	85,957
YM Maturity	6,500	2010	83,746	86,988
Performance(1)	6,402	2002	8,350	17,897
Priority(1)	6,402	2002	8,350	17,907
Colombo (ex SNL Colombo)(1)	4,300	2004	15,609	43,382
YM Singapore(1)	4,300	2004	18,406	44,545
YM Seattle(1)	4,253	2007	17,000	53,507
YM Vancouver(1)	4,253	2007	17,875	54,145
ZIM Rio Grande(2)	4,253	2008	48,175	50,187
ZIM Sao Paolo(2)	4,253	2008	48,764	50,780
OOCL Istanbul(2)	4,253	2008	48,999	51,008
ZIM Monaco(2)	4,253	2009	49,622	51,666
OOCL Novorossiysk(2)	4,253	2009	49,773	51,785
ZIM Luanda(2)	4,253	2009	50,501	52,533
Derby D(1)	4,253	2004	5,225	23,193
Deva(1)	4,253	2004	5,225	22,776
Dimitris C(1)	3,430	2001	5,025	10,583
Express Brazil (ex Hanjin Santos)(1)	3,400	2010	7,250	49,661
Express France (ex Hanjin Versailles)(1)	3,400	2010	7,250	50,052
Express Spain (ex Hanjin Algeciras)(1)	3,400	2011	7,650	50,795
Express Argentina (ex Hanjin Buenos Aires)(1)	3,400	2010	7,250	49,381
Express Black Sea (ex Hanjin Constantza)(1)	3,400	2011	7,650	51,594
MSC Zebra(1)	2,602	2001	4,050	7,871
Danae C(1)	2,524	2001	3,575	8,086
Amalia C(1)	2,452	1998	3,350	6,200

Vessel	TEU	Year Built	Net Book Value December 31, 2016 (In thousands of Dollars)	Net Book Value December 31, 2015 (In thousands of Dollars)
Hyundai Advance(1)	2,200	1997	3,511	6,650
Hyundai Future(1)	2,200	1997	3,647	7,000
Hyundai Sprinter(1)	2,200	1997	3,689	7,000
Hyundai Stride(1)	2,200	1997	3,562	6,750
Hyundai Progress(1)	2,200	1998	4,066	7,900
Hyundai Bridge(1)	2,200	1998	4,183	8,150
Hyundai Highway(1)	2,200	1998	4,177	8,150
Hyundai Vladivostok(1)	2,200	1997	3,422	6,450

Total			$2,906,721	$3,446,323

(1)
As of December 31, 2016, we recorded an impairment loss of $415.1 million in aggregate for these twenty-five vessels, with each vessel written down to its fair value.

(2)
Indicates vessels for which, as of December 31, 2016, the estimated market value is lower than the vessel's carrying value. The aggregate carrying value of these 23 vessels exceeded their aggregate estimated market value by approximately $637.9 million as of December 31, 2016 and by approximately $252.6 million as of December 31, 2015 in relation to 24 vessels. The aggregate increase in the amount by which the carrying values exceeded the estimated market values for these 23 vessels as of December 31, 2016 as compared to December 31, 2015 is attributable to the deterioration of containership values as a consequence of reduced demand for seaborne transportation of containerized cargoes due to the weak global economic environment. We believe, however, that each of these 23 vessels, 18 of which are currently under long-term time charters expiring from July 2018 through November 2023 and 5 of which are currently under time charters expiring through August 2017, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with management's impairment assessment. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life. Other than 24 vessels which had aggregate carrying values that were $252.6 million in excess of their aggregate estimated market values as of December 31, 2015, which included 11 vessels, for which we recognized an impairment charge as of December 31, 2016, no other vessels had carrying values in excess of their estimated market values as of December 31, 2015.

        As discussed above, we believe that the appropriate historical period to use as a benchmark for impairment testing of our vessels is the most recent 10 to 15 years, to the extent available, as such averages take into account the volatility and cyclicality of the market. Charter rates are, however, subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their ten to fifteen year historical average.

        In connection with the impairment testing of our vessels as of December 31, 2016, for the 23 vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these 23 vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Vessel/Year Built	Break Even re-chartering rate(7) ($ per day)	Assumed Rechartering Rate(8)/Percentage difference between break even and assumed re-chartering rates(9) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
3 × 10,100 TEU vessels (2011)(1)	$25,488	$40,000 / 36.3%	$10,067	$22,694	$27,790	$33,845	$42,578
2 × 9,580 TEU vessels (2006)(2)	$15,109	$32,750 / 53.9%	$9,751	$21,983	$26,919	$32,789	$41,248
5 × 8,530 TEU vessels (2011 - 2012)(3)	$12,414	$35,000 / 64.5%	$9,114	$20,548	$25,164	$30,644	$38,550
2 × 8,468 TEU vessels (2004)(4)	$15,925	$30,500 / 47.8%	$9,077	$20,463	$25,062	$30,521	$38,394
5 × 6,500 TEU vessels (2009 - 2010)(5)	$13,222	$25,000 / 47.1%	$6,575	$12,525	$15,965	$21,955	$29,435
6 × 4,253 TEU vessels (2008 - 2009)(6)	$14,349	$15,760 / 9.0%	$5,064	$8,459	$8,832	$14,803	$20,939

(1)
Our three 10,100 TEU vessels out of which two are under short-term time charter contracts with OOCL and one with Yang Ming with the earliest expiration dates of the charters being as follows: the Express Rome, on August 30, 2017, the Express Athens, on August 30, 2017 and the Express Berlin, on June 22, 2017.

(2)
Our two 9,580 TEU vessels are under long-term time charter contracts with CSCL with the earliest expiration dates of the charters being as follows: the CSCL Pusan, on July 8, 2018 and the CSCL Le Havre, on September 20, 2018.

(3)
Our five 8,530 TEU vessels are under long-term time charter contracts with CMA-CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Attila, on April 8, 2023, the CMA CGM Tancredi, on May 22, 2023, the CMA CGM Bianca, on July 26, 2023, the CMA CGM Samson, on September 15, 2023 and the CMA CGM Melisande, on November 28, 2023.

(4)
Our two 8,468 TEU vessels are under long-term time charter contracts, which will expire within the next twelve months with CSCL with the earliest expiration dates of the charters being as follows: the Europe, on June 5, 2017 and the CSCL America, on July 24, 2017.

(5)
Our five 6,500 TEU vessels are under long-term time charter contracts with CMA CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere, on August 28, 2021, the CMA CGM Musset, on February 12, 2022, the CMA CGM Nerval, on April 17, 2022, the CMA CGM Rabelais, on June 2, 2022 and the CMA CGM Racine, on July 16, 2022.

(6)
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

(7)
The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the breakeven re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $637.9 million as of December 31, 2016.

(8)
Re-chartering rate used in our impairment testing as of December 31, 2016, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(9)
The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2016 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts of our three 10,100 TEU vessels, two 9,580 TEU vessels, five 8,530 TEU vessels, two 8,486 TEU vessels, five 6,500 TEU vessels and six 4,253 TEU vessels, then the carrying values of the respective vessels, which are currently under time charters expiring from June 2017 through November 2023 would not have been recovered. As noted above, we believe that the appropriate historical period to be used as a reference for the purposes of impairment testing of these vessels should be from 10 to 15 years as such averages take into account the volatility and cyclicality of the market. Additionally, on the premise of a 30 year useful life, given that these vessels will have a remaining life above 15 years when they come off charter, the historical 10 to 15 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        We also performed a sensitivity analysis on the other 7 vessels identified as having current market values exceeding their carrying values, which indicated that if we had used the historical average one-year charter rates for corresponding size vessels (for our five 13,100 TEU vessels, rates for 9,500 to 10,100 TEU vessels were used for purposes of this sensitivity analysis) for the most recent 1, 3 or 5 year periods, the cash flow forecasts would still have resulted in each vessel's carrying cost being recovered for all vessels. The breakeven re-chartering rates for all 7 vessels ranged from zero, in two cases, and otherwise $14,922 per day. We believe that each of these 7 vessels, which had an average remaining useful life of about 25 years, an average remaining charter duration of about 8 years and an average useful life after the end of their current charters of about 17 years, can be reasonably anticipated to recover their carrying values through the end of their useful lives. Furthermore, as discussed above, the Company's internal analysis suggested that each of these vessels had a market value in excess of its carrying value as of December 31, 2016.

Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts with Customers: Deferral of the Effective Date" ("ASU 2015-014"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company is currently evaluating the impact that the adoption of the new standard will have on its consolidated financial statements and associated disclosures, and has not yet selected a transition method.

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods ending after December 15, 2017, including interim periods within those fiscal years. Early application is not permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and notes disclosures.

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

        In March 2016, the FASB issued ASU 2016-07, "Investments—Equity Method and Joint Ventures (Topic 323)" ("ASU 2016-07"), which simplifies the accounting for equity method investments by removing the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years, and must be applied prospectively. Early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

        In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. The amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. Early application is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

        In March 2016, the FASB issued ASU 2016-09, "Compensation—Stock Compensation—Improvements to Employee Share-Based Payment Accounting (Topic 718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the guidance to determine the Company's adoption method and the effect it will have on its consolidated financial statements and notes disclosures.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). The FASB issued ASU 2016-15 to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this update provide guidance on eight specific cash flow issues. Additionally, in November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash—a consensus of the FASB Emerging Issues Task Force" ("ASU 2016-18"), which requires that amounts described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. These revised standards are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of these updated standards on the Company's consolidated statements of cash flows.

        In October 2016, the FASB issued ASU 2016-17 "Consolidation (Topic 810), Interests Held Through Related Parties That Are Under Common Control" ("ASU 2016-17"). ASU 2016-17 changes how a single decision maker will consider its indirect interests when performing the primary beneficiary analysis under the variable interest entity ("VIE") model. Under ASU 2015-02 "Consolidation (Topic 810), Amendments to the Consolidation Analysis," a single decision maker was required to consider an indirect interest held by a related party under common control in its entirety. Under ASU 2016-17, the single decision maker will consider the indirect interest on a proportionate basis. ASU 2016-17 does not change the characteristics of a primary beneficiary in the VIE model. The amendments of ASU 2016-17 are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 28, 2017, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	61	President and CEO and Class I Director
Iraklis Prokopakis	66	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	44	Chief Financial Officer and Secretary
Dimitris Vastarouchas	49	Deputy Chief Operating Officer
George Economou	64	Class II Director
Myles R. Itkin	69	Class I Director
Miklós Konkoly-Thege	74	Class III Director
William Repko	67	Class II Director

        The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2017 and the term of our Class III directors expires in 2019. Certain biographical information about each of these individuals is set forth below.

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

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 40 years of experience in the maritime industry. Mr. Economou began his career in 1976 and worked in shipping companies mostly in New York before starting his own company in 1986. Between 1986 and 1991, he invested and participated in the formation of numerous individual shipping companies. He has served as Chairman and Chief Executive Officer of Dryships Inc. since its incorporation in 2004 and as President until 2016. He successfully took the company public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou oversaw the company's growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW, an owner of rigs and ships involved in ultra deep water drilling, which is also trading on NASDAQ under the trading symbol: ORIG. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

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

        On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On January 23, 2017, Mr. Itkin, and OSG, consented to an SEC order finding they violated or caused the violation of, among other provisions, the negligence-based antifraud provisions as well as reporting, books-and-records, and internal controls provisions of the federal securities laws, in relation to the failure to recognize tax liabilities in OSG's financial statements resulting from its controlled foreign subsidiary guaranteeing OSG's debt. Mr. Itkin agreed to pay a $75,000 penalty and OSG agreed to pay a $5 million penalty subject to bankruptcy court approval.

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

        Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate compensation of €1.0 million ($1.1 million) for the period from May 1, 2015 to December 31, 2015 and €1.5 million ($1.7 million) for the year ended December 31, 2016. From January 1, 2014 to April 30, 2015, our manager provided us with the services of these officers. In 2015 (for the period from January 1, 2015 to April 30, 2015) and 2014 we paid our manager a fee of €0.51 million ($0.56 million) and €1.47 million ($1.92 million), respectively, for such services. Our executive officers are eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

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

Employees

        From May 1, 2015, we directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement from January 1, 2013 to April 30, 2015. Approximately 1,196 officers and crew members served on board the vessels we own as of December 31, 2016, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2016 and February 28, 2017, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

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

        During the year ended December 31, 2016, the board of directors held seven meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. William Repko who did not attend one of the meetings of the Board and one of the audit, compensation and nominating and governance committees meetings of the Board and Mr. Economou who did not attend five of the meetings of the Board. Our board of directors has determined that each of Messrs. Economou, Itkin, Konkoly-Thege, and Repko were independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met, in 2016, seven times in regularly scheduled executive session without participation of our company's management and will continue to do so in 2017. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

Committees of the Board of Directors

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We comply fully with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies," however, as permitted for controlled companies, one member of the compensation committee and one member of the nominating and corporate governance committee is a non-independent director and, in accordance with Marshall Islands law, we obtained board of director approval but not shareholder approval for our August 2010 common stock sale and the extension of the termination date of our equity compensation plan in 2016 to September 2019. See "Item 16G. Corporate Governance."

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2016, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Miklós Konkoly-Thege (chairman), Iraklis Prokopakis and William Repko. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2016, there were five meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Myles R. Itkin (chairman), Iraklis Prokopakis and William Repko. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2016, there were five meetings of the nominating and corporate governance committee.

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

        The Plan requires that the plan administrator make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or event. In addition, the plan administrator will be permitted to make adjustments to the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest upon a "change of control," as defined in the Plan. Our board of directors may, at any time, alter, amend, suspend, discontinue or terminate the Plan, except that any amendment will be subject to the approval of our stockholders if required by applicable law, regulation or stock exchange rule and that, without the consent of the affected participant under the Plan, no action may materially impair the rights of such participant under any awards outstanding under the Plan. The Plan will terminate on September 17, 2019.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 15, 2016, the Company granted 25,000 shares, which will be issued in 2017 to be distributed to the employees of the Manager and recorded an expense of $0.1 million, representing the fair value of the stock granted as at the date of the grant. As of December 11, 2015, the Company granted 15,879 shares, to be distributed to the employees of the Manager and recorded an expense of $0.1 million, representing the fair value of the stock granted as at the date of the grant. During 2016, the Company issued 17,608 shares of common stock in partial settlement of 2015 and 2014 grants. As of December 10, 2014, the Company granted 115,185 shares to certain employees of the Manager, out of which 112,315 shares were issued and distributed to the employees of the Manager in 2015 and recorded in "General and Administrative Expenses" an expense of $0.6 million representing the fair value of the stock granted as at the date of grant. Refer to Note 20, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2016, 2015 and 2014, none of the directors elected to receive in Company shares his compensation. Refer to Note 19, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the trustee of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.8% of our outstanding common stock as of February 28, 2017. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of May 1, 2015. From January 1, 2014 to April 30, 2015, when we resumed directly employing our executive officers, our Manager also provided us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $17.1 million in 2016, $17.4 million in 2015 and $16.3 million in 2014. The related expenses are presented under "General and administrative expenses" on the Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $32.6 million and $19.0 million as of December 31, 2016 and 2015, respectively.

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

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. For 2017 we will pay our manager the following fees: (i) a fee of $850 per day, (ii) a fee of $425 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a fee of $850 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, from January 1, 2014 to April 30, 2015 our manager provided us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. We paid our manager fees of €0.51 million ($0.56 million), for the period from January 1, 2015 to April 30, 2015 and €1.47 million ($1.92 million) in 2014 for such services. From May 1, 2015, we have directly employed our executive officers.

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

        In 2015, prior to our equity investment, Gemini acquired a 100% interest in entities with capital leases for the containerships Suez Canal and Genoa and the entity with a memorandum of agreement to acquire the containership NYK Lodestar. In February 2016, Gemini acquired the containership NYK Leo. Gemini financed these acquisitions with the assumption of capital lease obligations, borrowings under a secured loan facility and an aggregate of $47.4 million of equity contributions from the Company and Virage. We do not guarantee any debt of Gemini or its subsidiaries.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2016, 2015 and 2014, we paid premiums of $5.6 million, $6.3 million and $8.5 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2017 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2017 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,799,352 shares of common stock outstanding as of February 28, 2017. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1)	67,828,140	61.8%
Chairman, President and Chief Executive Officer
Iraklis Prokopakis	471,384	*
Director, Senior Vice President and Chief Operating Officer
Evangelos Chatzis	125,000	*
Chief Financial Officer and Secretary
Dimitris Vastarouchas	89,931	*
Deputy Chief Operating Officer
George Economou(2)	21,621,621	19.7%
Director
Myles R. Itkin	—	—
Director
Miklós Konkoly-Thege	86,966	*
Director
William Repko	—	—
Director
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	67,828,140	61.8%
Sphinx Investments Corp.(3)	21,621,621	19.7%
All executive officers and directors as a group (8 persons)	90,223,042	82.2%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas and members of his family. The board of directors of the trustee consists of four members, none of whom are beneficiaries of the trust or members of the Coustas family, and has voting and dispositive control over the shares held by the trust. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

(2)
Includes 67,633,140 shares which, according to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investments Limited as Trustee of the 883 Trust and Dr. John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns and has sole voting power and sole dispositive power with respect to all such shares, and 195,000 shares held by Danaos Investments Limited as Trustee of the 883 Trust which were granted to Dr. Coustas as an equity award in December 2011. The beneficiaries of the trust are Dr. Coustas and members of his family. The board of directors of the trustee consists of four members, none of whom are beneficiaries of the trust or members of the Coustas family, and has voting and dispositive control over the shares held by the trust. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as

  Trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

(3)
According to an Amendment No . 1 to Schedule 13D filed with the SEC on December 22, 2016, Sphinx Investments Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company. Mr. George Economou, a member of our Board of Directors, may be deemed the beneficial owner of the shares held by Sphinx Investments Corp. The address of Sphinx Investments Corp. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta.

        As of February 28, 2017, we had approximately five stockholders of record, four of which were located in the United States and held an aggregate of 109,674,352 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 109,972,102 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 90,098,042 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and no shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

        Legal Proceedings.    On September 1, 2016, Hanjin Shipping, a charterer of eight of our vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017 the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities.

        The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2016.

        We have not been involved in any other legal proceedings that we believe would have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

	High	Low
2012	$4.88	$2.44
2013	$4.90	$2.76
2014	$7.75	$3.96
2015 (Annual)	$6.70	$4.56
First Quarter	6.55	4.56
Second Quarter	6.70	5.82
Third Quarter	6.49	4.94
Fourth Quarter	6.64	4.70
2016 (Annual)	$6.14	$2.15
First Quarter	6.14	3.78
Second Quarter	4.35	2.70
Third Quarter	4.90	2.57
Fourth Quarter	4.40	2.15
August 2016	4.49	3.20
September 2016	3.35	2.57
October 2016	2.75	2.29
November 2016	4.40	2.15
December 2016	3.20	2.50
2017 First Quarter (through February 28, 2017)	$2.85	$2.30
January 2017	2.85	2.45
February 2017	2.70	2.30

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2016 and February 28, 2017, 109,799,352 shares were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2016 and February 28, 2017, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

  Stockholder Rights Plan

  General

        Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, which, as amended, expires on December 17, 2017. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

  Detachment of the Rights

        The rights are attached to all shares of our outstanding common stock and will attach to all common stock that we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

  •
  10 days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person" has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common stock; or

  •
  10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an "acquiring person."

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

        Our Board of Directors approved the acquisition by Sphinx Investment Corp. of shares of our common stock from another stockholder in December 2016 for purposes of this provision.

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

        We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314, (each an "Exchange of Notes"), that the Marshall Islands, Liberia, Cyprus and Malta, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we currently satisfy the 50% Ownership Test, we expect that, if the 883 Trust were to come to own 50% or less of our shares, it may be difficult for us to satisfy the 50% Ownership Test due to the public trading of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2016, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2016 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2016 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2016 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2016. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2016 and 2015 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2016	Fair Value December 31, 2015
Citibank	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	—	$(1,012)
ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	—	(2,113)
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	—	(1,413)

Total fair value of swap liabilities							—	$(4,538)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2016 and 2015 were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2016	Fair Value December 31, 2015
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	—	$55
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	—	83

Total fair value							—	$138

        The total fair value change of the interest rate swaps for the years ended December 31, 2016, 2015 and 2014, amounted to $(0.1) million, $(0.5) million and $(0.9) million, respectively, and is included in the consolidated Statements of Operations in "Net unrealized and realized losses on derivatives". The related asset of nil and $0.1 million as of December 31, 2016 and 2015, respectively, are presented under "Other current assets" in the consolidated balance sheet as of December 31, 2016 and 2015, respectively.

        We reclassified from "Current portion of long-term debt" and "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to our earnings unrealized gains/losses an amount of $0.4 million and $0.6 million for the years ended December 31, 2016 and 2015, respectively. The related liability of the fair value hedged debt of nil and $0.4 million is presented under "Long-term Debt" in the consolidated balance sheet as of December 31, 2016 and 2015, respectively.

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

        We recorded in the consolidated Statements of Operations unrealized gains of $4.5 million, $48.9 million and $114.2 million in relation to fair value changes of cash flow interest rate swaps for the years ended December 31, 2016, 2015 and 2014, respectively. Furthermore, $0.2 million, $32.6 million and $88.9 million of unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2016, 2015 and 2014, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $4.0 million, $4.0 million and $4.0 million was reclassified into earnings for the years ended December 31, 2016, 2015 and 2014, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of $7.7 million in connection with the impairment losses recognized on the respective vessels for the year ended December 31, 2016.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2016, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2016 would result in a decrease of approximately $2.4 million in our earnings in 2017. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2016 we incurred approximately 26.0% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2016, approximately 30.4% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2016. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2016, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2016, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

  15D. Change in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Audit Committee consists of three independent directors, Myles R. Itkin, who is the chairman of the committee, Miklos Konkoly-Thege and William Repko. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is independent in accordance with the listing standards of the New York Stock Exchange and SEC rules.

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2016.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2016 and 2015.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2016 and 2015 and breaks down these amounts by the category of service.

	2016	2015
	(in thousands of dollars)
Audit fees	$362.0	$352.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in these categories in 2016 or 2015.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any shares of our stock in any of the five years ended December 31, 2016.

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

        As a foreign private issuer we are permitted to follow the corporate governance rules of our home country in lieu of complying with NYSE shareholder approval requirements applicable to certain share issuances and the adoption or amendment of equity compensation plans, specifically NYSE Rules 303A.08, 312.03(a), 312.03(b) and 312.03(c). If we believe that circumstances warrant, we may elect to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve share issuances, without the need for stockholder approval, in lieu of the NYSE rules, as we did in respect of our $200.0 million equity transaction on August 12, 2010 in consideration of the circumstances described below. The receipt of $200.0 million in proceeds from equity issuances, including $100 million from affiliates of the Company's Chief Executive Officer and his family, was a condition to the arrangements with the Company's lenders under the Bank Agreement. After evaluating market conditions for a transaction that would satisfy this condition, the Company perceived that the terms on which the above described equity transaction could be executed were more favorable than those that would be available in a broader offering, which would have had no assurance of successful completion. In 2016, our Board of Directors approved the extension of the termination date of our 2016 equity compensation plan until September 17, 2019 in accordance with Marshall Islands law.

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-51 included herein by reference.

Item 1.    Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation(14)

Number	Description
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1(8)
4.4.1	Stockholder Rights Agreement Amendment No. 2(15)
4.4.2	Stockholder Rights Agreement Amendment No. 3(16)
4.5	2006 Equity Compensation Plan(1)
4.5.1	Amendment No. 1 to 2006 equity Compensation Plan
4.5.2	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.10	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.11	Loan Agreement, dated February 15, 2008, with Credit Agricole (formerly Emporiki Bank of Greece S.A.)(3)
4.12	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)
4.13	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)
4.14	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.15	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.16	Loan Agreement, dated February 2, 2009, with Commerzbank (formerly Deutsche Schiffsbank), Credit Suisse and Credit Agricole (formerly Emporiki Bank)(4)
4.17	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.18	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.19	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.20	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)

Number	Description
4.21	Credit Facility, dated February 21, 2011, with Citibank (acting as an agent), ABN Amro and CEXIM(8)
4.21.1	Amended and Restated Facility Agreement with Citibank N.A. (acting as an agent), ABN Amro and CEXIM(13)
4.22	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)
4.23	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)
4.24	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)
4.25
Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Commerzbank (formerly Deutsche Schiffsbank Aktiengesellschaft) and Credit Agricole (formerly Emporiki Bank of Greece S.A.)(8)
4.26	Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)
4.27	Hyundai Vendor Financing Agreements(8)
4.28	Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)
4.29	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)
4.30	Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012(11)
4.31	Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, Virage International Ltd. and Danaos Corporation(14)
8	Subsidiaries
11.1	Code of Business Conduct and Ethics(2)
11.2	Code of Conduct(2)
11.3	Code of Ethics(2)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
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
15	Consent of Independent Registered Public Accounting Firm
101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

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

(14)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on March 15, 2016.

(15)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on September 16, 2016.

(16)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on December 16, 2016.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 6, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting", appearing in Item 15(b) of the Company's 2016 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's inability to comply with certain financial covenants under its current debt agreements as of December 31, 2016, its negative working capital deficit and other matters discussed in Note 3 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 3. The consolidated financial statements do not include any adjustments to reflect the possible future effects that may result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 6, 2017

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
	Notes	December 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$73,717	$72,253
Restricted cash	4	2,812	2,818
Accounts receivable, net	15c	8,028	10,652
Inventories		11,395	11,040
Prepaid expenses		1,351	1,079
Due from related parties	13	32,603	19,007
Vessels held for sale	5	—	6,264
Other current assets		6,048	4,457

Total current assets		135,954	127,570

NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $647,962 (2015: $690,794)	5	2,906,721	3,446,323
Deferred charges, net	6	8,199	4,751
Investments in affiliates	7	5,033	11,289
Other non-current assets	8	71,157	72,188

Total non-current assets		2,991,110	3,534,551

Total assets		$3,127,064	$3,662,121

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$11,156	$12,971
Accrued liabilities	9	15,464	14,014
Current portion of long-term debt	12	2,504,932	269,979
Unearned revenue	8	27,724	9,853
Other current liabilities	10,15a	7,005	5,328

Total current liabilities		2,566,281	312,145

LONG-TERM LIABILITIES
Long-term debt, net	12	—	2,470,417
Unearned revenue, net of current portion	8	70,589	24,426
Other long-term liabilities		2,481	13,219

Total long-term liabilities		73,070	2,508,062

Total liabilities		2,639,351	2,820,207

Commitments and Contingencies	18	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2016 and December 31, 2015)	20	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2016 and December 31, 2015. 109,799,352 and 109,781,744 issued and outstanding as of December 31, 2016 and December 31, 2015, respectively)	20	1,098	1,098
Additional paid-in capital		546,898	546,822
Accumulated other comprehensive loss	15a	(91,163)	(103,081)
Retained earnings		30,880	397,075

Total stockholders' equity		487,713	841,914

Total liabilities and stockholders' equity		$3,127,064	$3,662,121

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2016	2015	2014
OPERATING REVENUES	17	$498,332	$567,936	$552,091
OPERATING EXPENSES
Voyage expenses	13	(13,925)	(12,284)	(12,974)
Vessel operating expenses	13	(109,384)	(112,736)	(113,755)
Depreciation	5	(129,045)	(131,783)	(137,061)
Amortization of deferred drydocking and special survey costs	6	(5,528)	(3,845)	(4,387)
Impairment loss	5	(415,118)	(41,080)	(75,776)
Bad debt expense	15c, 18	(15,834)	—	—
General and administrative expenses	13	(22,105)	(21,831)	(21,442)
Gain/(loss) on sale of vessels	5	(36)	—	5,709

Income/(loss) from operations		(212,643)	244,377	192,405

OTHER INCOME (EXPENSES):
Interest income		4,682	3,419	1,703
Interest expense		(82,966)	(84,435)	(95,050)
Other finance expenses		(4,932)	(4,658)	(4,687)
Equity loss on investments	7	(16,252)	(1,941)	—
Other income/(expense), net	8	(41,602)	111	422
Net unrealized and realized losses on derivatives	15	(12,482)	(39,857)	(98,713)

Total Other Expenses, net		(153,552)	(127,361)	(196,325)

Net Income/(Loss)		$(366,195)	$117,016	$(3,920)

EARNINGS/(LOSS) PER SHARE
Basic and diluted earnings/(loss) per share		$(3.34)	$1.07	$(0.04)

Basic and diluted weighted average number of common shares	21	109,801,586	109,785,484	109,676,056

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2016	2015	2014
Net Income/(Loss)		$(366,195)	$117,016	$(3,920)

Other comprehensive income/(loss):
Amortization of deferred realized losses on cash flow hedges	15a	4,028	4,017	4,016
Accelerated amortization of deferred realized losses on cash flow hedges	15a	7,706	—	—
Reclassification of unrealized losses to earnings		184	32,644	88,939

Total Other Comprehensive Income		11,918	36,661	92,955

Comprehensive Income/(Loss)		$(354,277)	$153,677	$89,035

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock
				Accumulated other comprehensive loss
	Number of shares	Par value	Additional paid-in capital		Retained earnings	Total
As of January 1, 2014	109,653	$1,097	$546,097	$(232,697)	$283,979	$598,476
Net Loss	—	—	—	—	(3,920)	(3,920)
Net movement in other comprehensive income	—	—	—	92,955	—	92,955
Issuance of common stock	16	—	—	—	—	—
Stock compensation	—	—	638	—	—	638

As of December 31, 2014	109,669	1,097	$546,735	$(139,742)	$280,059	$688,149

Net Income	—	—	—	—	117,016	117,016
Net movement in other comprehensive income	—	—	—	36,661	—	36,661
Issuance of common stock	113	1	(1)	—	—	—
Stock compensation	—	—	88	—	—	88

As of December 31, 2015	109,782	1,098	$546,822	$(103,081)	$397,075	$841,914

Net Loss	—	—	—	—	(366,195)	(366,195)
Net movement in other comprehensive income	—	—	—	11,918	—	11,918
Issuance of common stock	17	—	—	—	—	—
Stock compensation	—	—	76	—	—	76

As of December 31, 2016	109,799	1,098	$546,898	$(91,163)	$30,880	$487,713

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net income/(loss)	$(366,195)	$117,016	$(3,920)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	129,045	131,783	137,061
Amortization of deferred drydocking and special survey costs	5,528	3,845	4,387
Impairment losses	444,502	41,080	75,776
Amortization of finance costs and written-off finance costs	12,652	14,038	15,070
Exit fee accrued on debt	3,447	3,639	3,745
Bad debt expense	15,834	—	—
Loss on sale of securities	12,906	—	—
Payments for drydocking and special survey costs deferred	(8,976)	(2,341)	(6,887)
(Gain)/loss on sale of vessels	36	—	(5,709)
Stock based compensation	76	88	638
Amortization of deferred realized losses on interest rate swaps	11,734	4,017	4,016
Unrealized (gains)/loss on derivatives	(4,649)	(16,285)	(24,915)
Equity loss on investments	16,252	1,941	—
(Increase)/Decrease in:
Accounts receivable	(13,210)	(2,748)	134
Inventories	(355)	625	2,831
Prepaid expenses	(654)	16	106
Due from related parties	(13,596)	(8,410)	3,862
Other assets, current and non-current	(5,455)	2,975	(7,518)
Increase/(Decrease) in:
Accounts payable	(383)	(971)	(614)
Accrued liabilities	1,450	(10,691)	(6,206)
Unearned revenue, current and long-term	26,501	(9,852)	(2,306)
Other liabilities, current and long-term	(4,523)	1,911	2,630

Net cash provided by operating activities	261,967	271,676	192,181

Cash flows from investing activities
Vessels additions	(4,561)	(1,112)	(39,165)
Investments in affiliates	(9,996)	(13,230)	—
Net proceeds from sale of vessels	5,178	1,050	50,602

Net cash provided by/(used in) investing activities	(9,379)	(13,292)	11,437

Cash flows from financing activities
Payments of long-term debt	(251,130)	(178,808)	(164,154)
Payments of vendor financing	—	(64,367)	(57,388)
Deferred finance costs	—	(692)	(4,392)
Decrease in restricted cash	6	6	11,893

Net cash used in financing activities	(251,124)	(243,861)	(214,041)

Net increase/(decrease) in cash and cash equivalents	1,464	14,523	(10,423)
Cash and cash equivalents, beginning of year	72,253	57,730	68,153

Cash and cash equivalents, end of year	$73,717	$72,253	$57,730

Supplemental cash flow information
Cash paid for interest	$69,180	$71,795	$82,957
Non-cash investing and financing activities
Acquisition of debt securities and equity investment	$24,627	—	$64,896
Non-cash deferred financing fees	—	—	$90

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

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 20, "Stockholders' Equity".

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

        The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of operations, consolidated statements of comprehensive income/(loss), cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The consolidated companies are referred to as "Danaos," or "the Company."

        As of December 31, 2016, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin (ex Hanjin Germany)	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome (ex Hanjin Italy)	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens (ex Hanjin Greece)	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Oceanew Shipping Ltd.	January 14, 2002	Europe (ex CSCL Europe)	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Auckland Marine Inc.	January 27, 2005	Colombo (ex SNL Colombo)	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain (ex Hanjin Algeciras)	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea (ex Hanjin Constantza)	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina (ex Hanjin Buenos Aires)	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil (ex Hanjin Santos)	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France (ex Hanjin Versailles)	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Vessels sold during 2016
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Vessels sold during 2014
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Duke Marine Inc.	April 14, 2003	Duka	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651

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

        Reclassifications in Other Comprehensive Income/(Loss):    The Company had the following reclassifications out of Accumulated Other Comprehensive Loss as of December 31, 2016, 2015 and 2014, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income
		2016	2015	2014
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	4,028	4,017	4,016
Accelerated amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	7,706	—	—
Reclassification of unrealized losses to earnings	Net unrealized and realized losses on derivatives	184	32,644	88,939

Total Reclassifications		$11,918	$36,661	$92,955

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Operations. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

of Operations for each of the years ended December 31, 2016, 2015 and 2014 were $0.1 million loss, $0.1 million loss and $0.3 million gain, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $73.7 million as of December 31, 2016 (December 31, 2015: $72.3 million) comprised cash balances and short-term deposits.

        Restricted Cash:    Cash restricted accounts include retention accounts. Certain of the Company's loan agreements require the Company to deposit one- third of quarterly and one-sixth of the semi-annual principal installments and interest payments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account. Refer to Note 4, "Restricted Cash".

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

        Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. The Company historically presented fees incurred for obtaining loans as deferred charges in the Consolidated Balance Sheets. During the year ended December 31, 2016, the Company adopted Accounting Standards Update No. 2015-03 "Simplifying the Presentation of Debt Issuance Costs" ("ASU 2015-03"). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability, consistent with debt discounts. Upon adoption, the Company applied the new guidance retrospectively to prior periods presented in the consolidated financial statements. The effect of the retrospective application of this change in accounting principle on the Company's Consolidated Balance Sheet as of December 31, 2015 resulted in a reduction of deferred charges, net by $35.0 million, with a corresponding reduction of long-term debt, net. Additionally, amortization of deferred charges

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

amounting to $14.0 million and $15.1 million was reclassified from "Other finance expenses" to "Interest expense" in the Consolidated Statements of Operations for the years ended December 31, 2015 and December 31, 2014.

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

        Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value (refer to Note 5, "Fixed Assets, net"). Management has estimated the useful life of the Company's vessels to be 30 years from the year built.

        Vessels held for sale:    Vessels are classified as "Vessels held for sale" when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. As of December 31, 2015, the Company recorded an impairment loss of $2.1 million for the vessel held for sale, which is included under "Impairment loss" in the Consolidated Statements of Operations.

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

        As of December 31, 2016, December 31, 2015 and December 31, 2014, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included loss of a charterer, volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2016, December 31, 2015 and December 31, 2014 in relation to laid up vessels; (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        As of December 31, 2016, December 31, 2015 and December 31, 2014, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers (on the basis of a commercial transaction between a willing buyer and a willing seller). As of December 31, 2016, December 31, 2015 and December 31, 2014, the Company recorded an impairment loss of $415.1 million, $39.0 million and $75.8 million, respectively for its vessels mainly due to the decrease in the estimated average time charter equivalent rates for the remaining life of the vessels, after the completion of their current contracts. The impairment loss is included under "Impairment loss" in the Consolidated Statements of Operations.

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

        Investments in Equity Securities:    The Company classifies its equity securities of ZIM at cost as the Company does not have the ability to exercise significant influence. Equity securities of HMM were acquired and held principally for the purpose of resale in the near term and were classified as trading securities based on management's intention on the date of acquisition and were recorded at fair value based on quoted market prices with changes in fair value and realized gains/(losses) presented under "Other income/(expenses), net" in the Consolidated Statements of Operations.

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

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year time charters, the Company pays for vessel operating expenses. Under bareboat charters, such as those on which the Company chartered two of the containerships in its fleet as of December 31, 2016, 2015 and 2014, respectively, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

        Going Concern:    The management of the Company assesses the Company's ability to continue as a going concern at each period end. The assessment evaluates whether there are conditions that give rise to substantial doubt to continue as a going concern within one year from the consolidated financial statements issuance date.

        If a substantial doubt to continue as a going concern is identified and after considering management's plans this substantial doubt is alleviated the Company discloses the following: (i) principal conditions or events that raised substantial doubt about the Company's ability to continue as a going concern (before consideration of management's plans), (ii) management's evaluation of the significance of those conditions or events in relation to the Company's ability to meet its obligations, (iii) management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        If a substantial doubt to continue as a going concern is identified and after considering management's plans this substantial doubt is not alleviated the Company discloses the following: (i) a statement indicating that there is substantial doubt about the Company's ability to continue as a going concern, (ii) principal conditions or events that raised substantial doubt about the Company's ability to continue as a going concern, (iii) management's evaluation of the significance of those conditions or events in relation to the Company's ability to meet its obligations, (iiv) management's plans that are intended to mitigate the conditions or events that raised substantial doubt about the Company's ability to continue as a going concern.

        The Company updates the going concern disclosure in subsequent periods until the period in which substantial doubt no longer exists disclosing how the relevant conditions or events that raised substantial doubt were resolved.

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

        On July 1, 2012, the Company elected to prospectively de-designate fair value and cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company's cash flow interest rate swap agreements were recorded in earnings under "Net Unrealized and Realized Losses on Derivatives" from the de-designation date forward.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Earnings/(Loss) Per Share:    The Company has presented net earnings/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted earnings/(loss) per share for the year ended December 31, 2016, 2015 and 2014, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. Refer to Note 19, "Stock Based Compensation".

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan") under the Plan. The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 19, "Stock Based Compensation".

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in the form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 19, "Stock Based Compensation".

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements:

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts with Customers: Deferral of the Effective Date" ("ASU 2015-014"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company is currently evaluating the impact that the adoption of the new standard will have on its consolidated financial statements and associated disclosures, and have not yet selected a transition method.

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods ending after December 15, 2017, including interim periods within those fiscal years. Early application is not permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and notes disclosures.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        In March 2016, the FASB issued ASU 2016-07, "Investments—Equity Method and Joint Ventures (Topic 323)" ("ASU 2016-07"), which simplifies the accounting for equity method investments by removing the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years, and must be applied prospectively. Early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

        In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. The amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. Early application is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

        In March 2016, the FASB issued ASU 2016-09, "Compensation—Stock Compensation—Improvements to Employee Share-Based Payment Accounting (Topic 718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the guidance to determine the Company's adoption method and the effect it will have on its consolidated financial statements and notes disclosures.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). The FASB issued ASU 2016-15 to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this update provide guidance on eight specific cash flow issues. Additionally, in November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash—a consensus of the FASB Emerging Issues Task Force" ("ASU 2016-18"), which requires that amounts described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. These revised standards are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of these updated standards on the Company's consolidated statements of cash flows.

        In October 2016, the FASB issued ASU 2016-17 "Consolidation (Topic 810), Interests Held Through Related Parties That Are Under Common Control" ("ASU 2016-17"). ASU 2016-17 changes how a single decision maker will consider its indirect interests when performing the primary beneficiary analysis under the variable interest entity ("VIE") model. Under ASU 2015-02 "Consolidation (Topic 810), Amendments to the Consolidation Analysis," a single decision maker was required to consider an indirect interest held by a related party under common control in its entirety. Under ASU 2016-17, the single decision maker will consider the indirect interest on a proportionate basis. ASU 2016-17 does not change the characteristics of a primary beneficiary in the VIE model. The amendments of ASU 2016-17 are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

3. Going Concern

        As a result of a decrease in operating income of the Company and the charter attached market value of certain of its vessels caused principally by the cancellation of eight charters with Hanjin Shipping, which recently filed for receivership with the Seoul Central District Court, the Company was in breach of certain financial covenants under its Bank Agreement and its other credit facilities as of December 31, 2016. Refer to Note 12 for further details. The Company has obtained waivers of the breaches of the financial covenants, including the lenders rights to call the debt due to non-compliance with these financial covenants, until April 1, 2017. As these waivers were obtained for a period of less than the next 12 months from the balance sheet date, and in accordance with the guidance related to the classification of obligations that are callable by the lenders, the Company has classified its long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,566.3 million, which substantially exceeded its total current assets amounting to $136.0 million as of December 31, 2016. The Company is currently in discussions with its lenders regarding the non-compliance with these covenants absent an extension of these waivers. If the Company is unable to comply with the covenants in the debt agreements, obtain waivers or reach agreements with the lenders to modify or refinance such debt agreements, the Company may have to restructure its obligations in a court supervised process or otherwise. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. However, the Company continues to generate positive cash flows from its operations and currently is in a position to

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Concern (Continued)

service all its operational obligations as well as all scheduled principal and interest payments under the original terms of the debt agreements.

        In light of the above, the consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4. Restricted Cash

        The Company was required to maintain cash of $2.8 million as of December 31, 2016 and December 31, 2015 in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company's Consolidated Balance Sheets.

5. Fixed Assets, Net

        On December 23, 2015, the Company entered into an agreement to sell the Federal for gross sale consideration of $7.2 million, of which $1.4 million was received in advance during the year ended December 31, 2015 and the remaining $5.8 million was received upon the completion of the sale on January 8, 2016. As of December 31, 2015, the Federal was classified as vessel held for sale in the Consolidated Balance Sheet and was valued at $6.3 million, net of impairment loss of $2.1 million recognized in the year ended December 31, 2015. The sale of the vessel resulted in a loss on sale of the vessel of $36 thousand in the year ended December 31, 2016.

        During the year ended December 31, 2014, the Company sold and delivered five vessels: Marathonas, Commodore, Duka, Mytilini and Messologi for total gross sale consideration of $57.7 million. The Company realized a net gain on the sale of these vessels of $5.7 million.

        The net gain/(loss) on sale of the vessels is separately reflected in the accompanying Consolidated Statements of Operations.

        On November 5, 2014, the Company acquired two 6,402 TEU containerships, Performance and Priority, both built in 2002 for total contract price of $36.5 million.

        As of December 31, 2016, December 31, 2015 and December 31, 2014 the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included loss of a charterer in 2016, volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2016, December 31, 2015 and December 31, 2014, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2016, December 31, 2015 and December 31, 2014, the Company recorded an impairment loss of

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, Net (Continued)

$415.1 million, $39.0 million and $75.8 million, respectively for its vessels that are held and used, which is reflected under Impairment loss in the accompanying Consolidated Statements of Operations.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $379.6 million and $386.4 million as of December 31, 2016 and December 31, 2015, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

6. Deferred Charges, Net

        Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2014	$4,041
Additions	6,887
Written-off amounts	(286)
Amortization	(4,387)

As of January 1, 2015	$6,255
Additions	2,341
Amortization	(3,845)

As of December 31, 2015	$4,751
Additions	8,976
Amortization	(5,528)

As of December 31, 2016	$8,199

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

7. Investments in affiliates

        In August 2015, an affiliated company Gemini Shipholdings Corporation ("Gemini") was formed by the Company and Virage International Ltd. ("Virage"), a company controlled by the Company's largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels NYK Lodestar and NYK Leo. Gemini financed these

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Investments in affiliates (Continued)

acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini's issued and outstanding share capital. As of December 31, 2016, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	NYK Lodestar	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	NYK Leo	2002	6,422	February 4, 2016

        The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under "Equity loss on investments" in the Consolidated Statements of Operations. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities. The net assets of Gemini total $10.3 million and $23.0 million as of December 31, 2016 and December 31, 2015, respectively. The Company's exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

        A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	2016	2015
Current assets	$10,829	$12,578
Non-current assets	$42,752	$54,771
Current liabilities	$6,890	$5,552
Long-term liabilities	$36,420	$38,758
Net operating revenues	$13,909	$1,775
Impairment loss	$29,881	—
Net loss	$33,168	$3,961

8. Other Non-current Assets

        Other non-current assets consisted of the following as at December 31 (in thousands):

	2016	2015
ZIM notes, net	$40,232	$39,094
Equity participation ZIM	—	28,693
HMM notes, net	25,651	—
Other assets	5,274	4,401

Total	$71,157	$72,188

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

a.     ZIM

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

        As of July 16, 2014, the Company calculated the fair value of the instruments received from ZIM based on the agreement discussed above, other available information on ZIM, other contracts with similar terms, remaining maturities and interest rates and recorded at fair value an amount of $36.3 million in relation to the ZIM Notes and $28.7 million in relation to its equity participation in ZIM. On a quarterly basis, the Company accounts for the fair value unwinding of the ZIM Notes until the value of the instruments equals their face values on maturity. As of December 31, 2016 and December 31, 2015, the Company recorded $40.2 million and $39.1 million in relation to the ZIM Notes, respectively and recognized $1.3 million, $1.1 million and $0.6 million in relation to their fair value unwinding in the Consolidated Statements of Operations in "Interest income" for years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively. In relation to Series 1 Notes, the Company received redemption of $0.3 million in the year ended December 31, 2016. Furthermore, for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the Company recognized in the Consolidated Statements of Operations in "Interest income", a non-cash interest income of $0.9 million, $0.8 million and $0.4 million, respectively, in relation to the 2% interest of Series 2 Notes, which is accrued quarterly with deferred cash payment on maturity. The Company tests periodically for impairment of these investments based on the existence of triggering events that indicate ZIM's debt instruments and interest in equity may have been impaired. For the year ended December 31, 2016, the Company has recorded an impairment loss on its ZIM equity participation of $28.7 million and $0.7 million impairment loss on ZIM Notes, which were recognized under "Other Income/(Expenses), net" in the accompanying Consolidated Statements of Operations.

        Furthermore, as of July 16, 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels. This amount is recognized in the Consolidated Statements of Operations in "Operating revenues" over the remaining life of the respective time charters. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the Company recorded an amount of $6.0 million, $6.0 million and $2.7 million, respectively, of unearned revenue amortization in "Operating revenues". As of December 31, 2016, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $6.0 million and $18.4 million, respectively. As of December 31, 2015, the corresponding

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

outstanding balances of the current and non-current portion of unearned revenue amounted to $6.0 million and $24.4 million, respectively. Refer to Notes 15c, "Financial Instruments—Fair value of Financial Instruments".

b.     Hyundai Merchant Marine

        As of July 15, 2016, the Company entered into a charter restructuring agreement with Hyundai Merchant Marine ("HMM") which provides for a 20% reduction in charter rates, for the period from July 18, 2016 until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of the Company's vessels currently employed with HMM. In exchange, under the charter restructuring agreement the Company received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1 ("Loan Notes 1 HMM"), amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2 ("Loan Notes 2 HMM"), which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares issued on July 23, 2016.

        On July 18, 2016, the effective date of the agreement, the Company recognized the fair value of the instruments received from HMM as follows: (i) $20.4 million in relation to Loan Notes 1, (ii) $4.2 million in relation to Loan Notes 2 and (iii) $51.0 million in relation to its equity participation in HMM, all of which represent non-cash transactions for the Consolidated Statement of Cash Flows for the year ended December 31, 2016. The Company accounts for the fair value unwinding of the Loan Notes 1 and Loan Notes 2 until the values of these instruments equal their face values and accrued interest on maturity. On September 1, 2016, the Company sold all HMM shares for cash proceeds on sale of $38.1 million resulting in a loss on sale of $12.9 million, which was recorded under "Other income/(expenses), net" in the Consolidated Statement of Operations for the year ended December 31, 2016. The HMM shares were considered trading securities and the proceeds were classified as operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2016. The proceeds were used to repay outstanding debt obligations. Furthermore, for the year ended December 31, 2016, the Company recognized $1.0 million of non-cash interest income and fair value unwinding of HMM notes under "Interest income" in the Consolidated Statement of Operations. The Company will test periodically for impairment of HMM's debt instruments based on the existence of triggering events.

        On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements, which represents non-cash transaction for the Statement of Cash Flows for the year ended December 31, 2016. The amortization of unearned revenue is recognized in the Consolidated Statement of Operations under "Operating revenues" over the remaining life of the respective charters. For the year ended December 31, 2016, the Company recorded an amount of $7.9 million of unearned revenue amortization. As of December 31, 2016, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $15.6 million and $52.1 million, respectively. Refer also to Note 15c, "Financial Instruments—Fair value of Financial Instruments".

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Accrued Liabilities

        Accrued liabilities consisted of the following as at December 31 (in thousands):

	2016	2015
Accrued payroll	$1,032	$1,162
Accrued interest	9,193	8,059
Accrued expenses	5,239	4,793

Total	$15,464	$14,014

        Accrued expenses mainly consisted of accruals related to the operation of the Company's fleet of $5.2 million as of December 31, 2016. As of December 31, 2015, accrued expenses mainly consisted of accruals related to the operation of the Company's fleet of $3.6 million and accrued realized losses on cash flow interest rate swaps of $1.2 million.

10. Other Current Liabilities

        Other current liabilities consisted of the following as at December 31 (in thousands):

	2016	2015
Fair value of swaps	—	$4,538
Other current liabilities	$7,005	790

Total	$7,005	$5,328

        In respect to the fair value of swaps, refer to Note 15a, Financial Instruments—Cash Flow Interest Rate Swap Hedges. Other current liabilities relate to straight line basis recognition of lease rentals.

11. Lease Arrangements

  Charters-out

        The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as at December 31, 2016 (in thousands):

2017	$379,851
2018	332,217
2019	295,661
2020	291,420
2021	266,553
2022 and thereafter	511,163

Total future rentals	$2,076,865

        Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel, or every 5 years for vessels less than 15-years old, and which may last approximately 10 to 15 days.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net

        Long-term debt as of December 31, 2016 and 2015 consisted of the following (in thousands):

Lender	As of December 31, 2016	Current portion	Long-term portion	As of December 31, 2015	Current portion	Long-term portion
The Royal Bank of Scotland	$648,528	$648,528	—	$667,134	$24,327	$642,807
HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank	624,570	624,570	—	627,818	50	627,768
HSH Nordbank	12,200	12,200	—	21,208	9,006	12,202
The Export-Import Bank of Korea ("KEXIM")	—	—	—	8,204	8,204	—
The Export-Import Bank of Korea & ABN Amro	34,359	34,359	—	45,609	11,250	34,359
Deutsche Bank	164,582	164,582	—	169,921	5,338	164,583
Citibank	127,353	127,353	—	136,719	11,425	125,294
Credit Suisse	189,080	189,080	—	199,373	11,978	187,395
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece—Sequoia	217,584	217,584	—	228,999	13,509	215,490
Entrustpermal—Credit Suisse—Golden Tree	242,229	242,229	—	258,089	20,139	237,950
The Royal Bank of Scotland (January 2011 Credit Facility)	42,384	42,384	—	69,948	30,990	38,958
HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank (January 2011 Credit Facility)	34,562	34,562	—	69,562	37,901	31,661
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece (January 2011 Credit Facility)	9,655	9,655	—	20,582	14,244	6,338
Sinosure CEXIM—Citibank—ABN Amro Credit Facility	101,700	101,700	—	122,040	20,340	101,700
Club Facility (January 2011 Credit Facility)	11,590	11,590	—	50,404	32,665	17,739
Citibank—Eurobank Credit Facility (January 2011 Credit Facility)	47,938	47,938	—	63,834	18,180	45,654
Comprehensive Financing Plan exit fees accrued	18,948	18,948	—	15,501	—	15,501
Fair value hedged debt	—	—	—	433	433	—

Total long-term debt	$2,527,262	$2,527,262	—	$2,775,378	$269,979	$2,505,399

Less: Deferred finance costs, net	(22,330)	(22,330)	—	(34,982)	—	(34,982)

Total long-term debt net of deferred finance costs	$2,504,932	$2,504,932	—	$2,740,396	$269,979	$2,470,417

        All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

        Scheduled maturities of long-term debt subsequent to December 31, 2016 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
2017	$180,449	—	—	$180,449
2018	204,935	—	$2,061,910	2,266,845
2019	20,340	—	—	20,340
2020	20,340	—	—	20,340
2021	20,340	—	—	20,340

Total long-term debt	$446,404	—	$2,061,910	$2,508,314

*
The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the Bank Agreement, as such amount will be determinable following the fixed and variable amortization.

        The maturities of long term debt for the twelve month periods subsequent to December 31, 2016 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM and KEXIM ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

Company's lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below (in thousands):

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2017	44,939	36,691	35,338	31,872	—	148,840
2018	34,152	37,585	44,399	45,334	65,969	227,439

Total						376,279

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

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

  Covenants and Events of Defaults

        On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such existing credit facilities as described below.

        As a result of a decrease in operating income of the Company caused mainly by the loss of contractual revenue from Hanjin Shipping, the Company was in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to its loan facilities as of December 31, 2016. The Company has obtained temporary waivers of the breaches of these financial covenants, including the lenders rights to call the debt due to non-compliance with financial covenants until April 1, 2017. As these waivers were obtained for a period of less than the next 12 months from the balance sheet date, and in accordance with the guidance related to the classification of obligations that are callable by the lenders, the Company has classified its long-term debt, net of deferred finance costs as current.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Express Athens (ex Hanjin Greece), Express Rome (ex Hanjin Italy), Express Berlin (ex Hanjin Germany) and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company's aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

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

January 2011 Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citibank—Eurobank)

        On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities ("January 2011 Credit Facilities"):

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Express Rome (ex Hanjin Italy) and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Express Berlin (ex Hanjin Germany) and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Express Athens (ex Hanjin Greece) and customary shipping industry collateral related thereto;

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

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

        On October 22, 2014, the Company entered into a supplemental agreement with the lenders under the HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank credit facility in relation to the use of proceeds from the sale of 5 mortgaged vessels (the Marathonas, the Commodore, the Duka, the Mytilini and the Messologi), all of which were sold during the year ended December 31, 2014 for an aggregate of $55.2 million gross sale proceeds less sale commissions, of which $18.2 million was applied against prepayment of the respective facility on August 18, 2014. The remaining $37.0 million were used to finance the acquisition of two secondhand containership vessels delivered on November 5, 2014. Refer to Note 5, "Fixed Assets, net". The Company paid the lenders a fee of $0.09 million for fully utilizing the remaining $37.0 million. This fee is deferred and amortized over the life of the respective credit facility with the effective interest method.

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

12. Long-Term Debt, net (Continued)

  Collateral and Guarantees

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

        In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva, the Europe (ex CSCL Europe) and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank. RBS also received a second lien on the Derby D, the CSCL America and the CSCL Le Havre as collateral in respect of all borrowings from RBS. In 2016, following the repayment of the KEXIM loan, the second lien on the CSCL America became a first lien on RBS loan and the second lien on the Europe (ex CSCL Europe) became a first lien on Aegean Baltic—HSH Nordbank—Piraeus Bank loan.

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

Sinosure—CEXIM—Citibank—ABN Amro Credit Facility

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

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

Exit Fees

        The Company is required to pay Exit Fees of $25.0 million and, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the Consolidated Statement of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under "Current portion of long-term debt" and "Long-term debt, net", respectively in the Consolidated Balance Sheets. The Company has recognized an amount of $18.9 million and $15.5 million as of December 31, 2016 and December 31, 2015, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$648.5	The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Zim Monaco, the Express Argentina (ex Hanjin Buenos Aires), the Express France (ex Hanjin Versailles), the Express Spain (ex Hanjin Algeciras), the CMA CGM Racine, the CSCL America and the CMA CGM Melisande
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$624.6	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe (ex CSCL Europe) and the Priority
Citibank	$127.3	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$164.6	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$189.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington—Sequoia—National Bank of Greece	$217.6	The Colombo (ex SNL Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Entrustpermal—Credit Suisse—Golden Tree	$242.2	The OOCL Novorossiysk, the Express Brazil (ex Hanjin Santos), the YM Maturity, the Express Black Sea (ex Hanjin Constantza) and the CMA CGM Attila
HSH Nordbank	$12.2	The Deva and the Derby D
KEXIM—ABN Amro	$34.4	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$34.6	The Hyundai Speed, the Express Rome (ex Hanjin Italy) and the CMA CGM Rabelais
RBS(2)	$42.4	The Hyundai Smart and the Express Berlin (ex Hanjin Germany)
ABN Amro Club Facility	$9.6	The Express Athens (ex Hanjin Greece)
Club Facility	$11.6	The Hyundai Together and the Hyundai Tenacity
Citibank—Eurobank	$47.9	The Hyundai Ambition
Sinosure—CEXIM—Citibank—ABN Amro	$101.7	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2016.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-Term Debt, net (Continued)

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva and the CSCL Pusan.

        As of December 31, 2016, there was no remaining borrowing availability under any of the Company's credit facilities.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2016, 2015 and 2014 was 2.6%, 2.4% and 2.5%, respectively.

        Total interest paid during the years ended December 31, 2016, 2015 and 2014 was $69.2 million, $71.8 million and $83.0 million, respectively.

        The total amount of interest cost incurred and expensed in 2016 was $70.3 million (2015: $70.4 million, 2014: $80.0 million).

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

        Management fees in 2016 amounted to approximately $17.1 million (2015: $17.4 million, 2014: $16.3 million), which are presented under "General and administrative expenses" on the Consolidated Statements of Operations. Commissions to the Manager in 2016 amounted to approximately $6.3 million (2015: $6.9 million, 2014: $7.0 million), which are presented under "Voyage expenses" on the Consolidated Statements of Operations.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

        The Company pays monthly advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $32.6 million and $19.0 million as of December 31, 2016 and 2015, respectively.

        Additionally, the Manager provided the Company with the services of its executive officers for a fee of €1.5 million for the year ended December 31, 2014 and of €0.5 million for the period from January 1, 2015 to April 30, 2015, after which date the Company directly employed the executive officers. The executive officers received an aggregate €1.0 million and €1.5 million in compensation for the period from May 1, 2015 to December 31, 2015 and for the year ended December 31, 2016, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2016, 2015 and 2014 the Company paid premiums to The Swedish Club of $5.6 million, $6.3 million and $8.5 million, respectively, which are presented under Vessel operating expenses in the Consolidated Statements of Operations. As of December 31, 2016 and 2015, the Company did not have any outstanding balance to The Swedish Club.

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

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

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2016 and 2015 were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value December 31, 2016	Fair Value December 31, 2015
Citibank	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	—	$(1,012)
ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975% p.a.	USD LIBOR 3M BBA	—	(2,113)
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125% p.a.	USD LIBOR 3M BBA	—	(1,413)

Total fair value of swap liabilities							—	$(4,538)

        The Company recorded in the Consolidated Statements of Operations unrealized gains of $4.5 million, $48.9 million and $114.2 million in relation to fair value changes of interest rate swaps for the years ended December 31, 2016, 2015 and 2014, respectively. Furthermore, unrealized losses of $10.7 million, $32.6 million and $88.9 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the years ended December 31, 2016, 2015 and 2014, respectively.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $4.0 million, $4.0 million and $4.0 million was reclassified into earnings for the years ended December 31, 2016, 2015 and 2014, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of $7.7 million in connection with the impairment losses recognized on the respective vessels for the year ended December 31, 2016.

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
	(in millions)
Total realized losses	$(5.5)	$(52.7)	$(120.6)
Amortization of deferred realized losses	(4.0)	(4.0)	(4.0)
Accelerated amortization of deferred realized losses	(7.7)	—	—
Unrealized gains	4.3	16.2	25.2

Unrealized and realized losses on cash flow interest rate swaps	$(12.9)	$(40.5)	$(99.4)

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

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

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

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2016 and 2015, were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value December 31, 2016	Fair Value December 31, 2015
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	—	$55
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	—	83

Total fair value							—	$138

        The total fair value change of the interest rate swaps for the years ended December 31, 2016, 2015 and 2014, amounted to $(0.1) million, $(0.5) million and $(0.9) million, respectively, and is included in the Consolidated Statement of Operations in "Unrealized and realized losses on derivatives". The related assets of nil and $0.1 million are presented under "Other current assets" in the consolidated balance sheet as of December 31, 2016 and 2015, respectively.

        The Company reclassified from "Current portion of long-term debt" and from "Long-term debt, net", where the fair value of hedged item is recorded, to its earnings unrealized gains of an amount of $0.4 million and $0.6 million for the years ended December 31, 2016 and 2015, respectively. The related liability of the fair value hedged debt of nil and $0.4 million is shown under "Current portion of long-term debt" and "Long-term debt, net" in the consolidated balance sheet as of December 31, 2016 and 2015, respectively.

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
	(in millions)
Unrealized losses on swap asset	$(0.1)	$(0.5)	$(0.9)
Reclassification of fair value of hedged debt to Statement of Operations	0.4	0.6	0.6
Realized gains	0.1	0.5	1.0

Unrealized and realized gains on fair value interest rate swaps	$0.4	$0.6	$0.7

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

Fair Value Measurements as of December 31, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands of $)
Assets
Interest rate swap contracts	$—	$—	$—	$—
Liabilities
Interest rate swap contracts	$—	$—	$—	$—

	Fair Value Measurements as of December 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$138	$—	$138	$—
Liabilities
Interest rate swap contracts	$4,538	$—	$4,538	$—

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

        The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of December 31, 2016 and 2015, these financial instruments are in the counterparties' favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2016		As of December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$73,717	$73,717	$72,253	$72,253
Restricted cash	$2,812	$2,812	$2,818	$2,818
Accounts receivable, net	$8,028	$8,028	$10,652	$10,652
Due from related parties	$32,603	$32,603	$19,007	$19,007
ZIM notes	$40,232	$35,574	$39,094	$39,094
Equity investment in ZIM	—	—	$28,693	$35,831
HMM notes	$25,651	$25,651	—	—
Accounts payable	$11,156	$11,156	$12,971	$12,971
Accrued liabilities	$15,464	$15,464	$14,014	$14,014
Long-term debt, including current portion	$2,527,262	$2,527,262	$2,775,378	$2,776,739

        As of December 31, 2016, the Company recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations, relating to accounts receivable from Hanjin Shipping which is under rehabilitation proceedings. Refer to Note 18 "Commitments and Contingencies".

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$35,574	$—	$35,574	$—
Equity investment in ZIM(1)	—	$—	—	$—
HMM notes(1)	$25,651	$—	$25,651	$—
Long-term debt, including current portion(2)	$2,527,262	$—	$2,527,262	$—
Accrued liabilities(3)	$15,464	$—	$15,464	$—

	Fair Value Measurements as of December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$39,094	$—	$39,094	$—
Equity investment in ZIM(1)	$35,831	$—	$35,831	$—
Long-term debt, including current portion(2)	$2,776,739	$—	$2,776,739	$—
Accrued liabilities(3)	$14,014	$—	$14,014	$—

(1)
The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company's counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)
Long-term debt, including current portion is presented gross of deferred finance costs of $22.3 million and $35.0 million as of December 31, 2016 and December 31, 2015, respectively. The fair value of the Company's debt is estimated based on currently available debt with similar

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Financial Instruments (Continued)

  contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3)
The fair value of the Company's accrued liabilities, which mainly consists of accrued interest on its credit facilities and accrued realized losses on its cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account its creditworthiness.

        The Company's assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
	(in millions of $)
Fixed Assets, net	$179.4	$—	$179.4	$—
Equity investment in ZIM	$—	$—	$—	$—

        The Company recorded an impairment loss of $415.1 million on its older vessels as of December 31, 2016, thus reducing the vessels' carrying value at December 31, 2016 from $594.5 million to $179.4 million. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. The entire original amount of equity investment in ZIM recognized at $28.7 million was impaired at December 31, 2016.

	Fair Value Measurements as of December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in millions of $)
Fixed Assets, net	$90.8	$—	$90.8	$—
Vessels held for sale	$6.3	$—	$6.3	$—

        The Company recorded an impairment loss of $39.0 million on twelve of its older vessels as of December 31, 2015, thus reducing the vessels' carrying value at December 31, 2015 from $129.8 million to $90.8 million. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. Additionally, impairment loss of $2.1 million was recorded for the vessel held for sale as of December 31, 2015. The vessel held for sale was presented at its selling price less cost to sell. Refer to Note 5, "Fixed Assets".

16. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2016	2015	2014
HMM Korea	32%	28%	28%
CMA CGM	29%	26%	27%
Hanjin	10%	17%	18%
YML	12%	13%	11%

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Operating Revenue by Geographic Location

        Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2016	2015	2014
Australia—Asia	$344,400	$410,827	$389,098
Europe	153,932	157,109	162,993

Total Revenue	$498,332	$567,936	$552,091

18. Commitments and Contingencies

        On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company's vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017 the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2016.

        There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

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

        As of December 15, 2016, the Company granted 25,000 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. As of December 11, 2015, the

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Stock Based Compensation (Continued)

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

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2016, 2015 and 2014, none of the directors elected to receive in Company shares his compensation.

20. Stockholders' Equity

        As of December 31, 2016 and 2015, the shares issued and outstanding were 109,799,352 and 109,781,744, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2016, the Company issued 17,608 shares of common stock, all of which were newly issued shares, to the employees of the Manager in partial settlement of 2015 and 2014 grants. During 2015, the Company issued 112,315 shares of common stock, all of which were newly issued shares, to the employees of the Manager in partial settlement of 2014 grants. During 2014, the Company issued 16,066 shares of common stock, all of which were newly issued shares, to the employees of the Manager of the Company. Refer to Note 19, "Stock Based Compensation".

        During 2016 and 2015, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 12, "Long-term Debt") the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cashless exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended December 31 (in thousands):

	2016	2015	2014
	(in thousands)
Numerator:
Net income/(loss)	$(366,195)	$117,016	$(3,920)
Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,801.6	109,785.5	109,676.1

        The warrants issued and outstanding amounting to 15,000,000 were excluded from the diluted earnings/(loss) per share for the years ended December 31, 2016, 2015 and 2014, because they were antidilutive.