Form 20-F
period 2017-12-31
Danaos Corp
filed 2018-03-07
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2017, there were 109,799,352 shares of the registrant's common stock outstanding.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

  •
  our ability to reach an agreement with our lenders to restructure our indebtedness maturing in December 2018;

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

        All data regarding our fleet and the terms of our charters is as of February 28, 2018. As of February 28, 2018, we owned 55 containerships aggregating 327,616 TEU in capacity. Gemini Shipholdings Corporation ("Gemini"), a Marshall Islands company incorporated in August 2015 and beneficially owned 49% by Danaos Corporation and 51% by Virage International Ltd. ("Virage"), a company controlled by Danaos Corporation's largest stockholder, owned an additional four containerships of 23,998 TEU aggregate capacity as of February 28, 2018. We do not consolidate Gemini's results of operations and account for our minority equity interest in Gemini under the equity method of accounting. See "Item 4. Information on the Company—Business Overview—Our Fleet".

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2017. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation as of December 31, 2017 and 2016 and each of the three years ended December 31, 2017 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our selected consolidated financial data as of December 31, 2015, 2014 and 2013 and for each of the two years ended December 31, 2014 is derived from our consolidated financial statements not included herein and reflect the retrospective application of the change in accounting principle for deferred finance costs.

        Our audited consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and the consolidated balance sheets at December 31, 2017 and 2016, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$451,731	$498,332	$567,936	$552,091	$588,117
Voyage expenses	(12,587)	(13,925)	(12,284)	(12,974)	(11,770)
Vessel operating expenses	(106,999)	(109,384)	(112,736)	(113,755)	(122,074)
Depreciation	(115,228)	(129,045)	(131,783)	(137,061)	(137,414)
Amortization of deferred drydocking and special survey costs	(6,748)	(5,528)	(3,845)	(4,387)	(5,482)
Impairment loss	—	(415,118)	(41,080)	(75,776)	(19,004)
Bad debt expense	—	(15,834)	—	—	—
General and administrative expenses	(22,672)	(22,105)	(21,831)	(21,442)	(19,458)
Gain/(loss) on sale of vessels	—	(36)	—	5,709	(449)

Income/(loss) from operations	187,497	(212,643)	244,377	192,405	272,466

Interest income	5,576	4,682	3,419	1,703	2,210
Interest expense(1)	(86,556)	(82,966)	(84,435)	(95,050)	(106,616)
Other finance expenses(1)	(4,126)	(4,932)	(4,658)	(4,687)	(4,689)
Equity income/(loss) on investments	965	(16,252)	(1,941)	—	—
Other income/(expenses), net	(15,757)	(41,602)	111	422	302
Unrealized and realized losses on derivatives	(3,694)	(12,482)	(39,857)	(98,713)	(126,150)

Total other expenses, net	(103,592)	(153,552)	(127,361)	(196,325)	(234,943)

Net income/(loss)	$83,905	$(366,195)	$117,016	$(3,920)	$37,523

PER SHARE DATA
Basic and diluted earnings/(loss) per share of common stock	$0.76	$(3.34)	$1.07	$(0.04)	$0.34
Basic and diluted weighted average number of shares (in thousands)	109,824	109,802	109,785	109,676	109,654
CASH FLOW DATA
Net cash provided by operating activities	$181,073	$261,967	$271,676	$192,181	$189,025
Net cash provided by/(used in) investing activities	1,758	(9,379)	(13,292)	11,437	6,087
Net cash provided by/(used in) financing activities	(189,653)	(251,124)	(243,861)	(214,041)	(182,587)
Net increase/(decrease) in cash and cash equivalents	(6,822)	1,464	14,523	(10,423)	12,525
BALANCE SHEET DATA (at year end)
Total current assets	$125,999	$135,954	$127,570	$103,073	$126,866
Total assets(1)	2,986,396	3,127,064	3,662,121	3,802,172	4,002,644
Total current liabilities, including current portion of long-term debt	2,379,839	2,566,281	312,145	328,082	369,888
Current portion of long-term debt	2,329,601	2,504,932	269,979	178,116	146,462
Current portion of Vendor financing	—	—	—	46,530	57,388

	Year Ended December 31,
	2017	2016	2015	2014	2013
	In thousands, except per share amounts and other data
Long-term debt, net of current portion(1)	—	—	2,470,417	2,723,984	2,901,733
Vendor financing, net of current portion	—	—	—	17,837	64,367
Total stockholders' equity	548,705	487,713	841,914	688,149	598,476
Common stock shares outstanding (in thousands)	109,799	109,799	109,782	109,669	109,653
Common stock at par value	1,098	1,098	1,098	1,097	1,097
OTHER DATA
Number of vessels at period end	55	55	56	56	59
TEU capacity at period end	327,616	329,588	334,239	334,239	345,179
Ownership days	20,075	20,138	20,440	20,406	22,257
Operating days	19,345	19,057	20,239	19,905	20,784

(1)
The comparative figures presented give effect to a retrospective application of the change in accounting principle for deferred finance costs as per Accounting Standards Update No. 2015-03 "Simplifying the Presentation of Debt Issuance Costs" ("ASU 2015-03"), which resulted in a reduction of deferred charges, total assets, long-term debt, net and total liabilities by $49,020 and $63,908 as of December 31, 2014 and 2013, respectively and the reclassification of the amortization of deferred finance costs from "Other finance expenses" to "Interest expense" of $15,431 for the year ended December 31, 2013.

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

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2017:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect, in the period from January 1, 2018 to February 28, 2018, scheduled debt repayments of $36.0 million, of which $32.6 million relates to our Bank Agreement and $3.4 million relates to our Sinosure-CEXIM-Citibank-ABN Amro credit facility.

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2018 and February 28, 2018.

	As of December 31, 2017
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$2,329,601	$2,293,625
Stockholders' equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,799,352 shares issued and outstanding; actual and as adjusted(2)	1,098	1,098
Additional paid-in capital	546,898	546,898
Accumulated other comprehensive loss	(114,076)	(114,076)
Retained earnings	114,785	114,785

Total stockholders' equity	548,705	548,705

Total capitalization	$2,878,306	$2,842,330

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

Reasons for the Offer and Use of Proceeds

        Not Applicable.

RISK FACTORS

Risks Inherent in Our Business

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and as well as our earnings, our compliance with our loan covenants and our ability to refinance our indebtedness.

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, including the large liner companies to which we charter our vessels, and has adversely affected our business. The containership market has generally remained weak since declining sharply in 2008 and 2009 and, despite improving modestly in 2017, remains at depressed levels. The benchmark rates have declined in all quoted size sectors, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008 and $4,150 in December 2016, at $8,000 per day at the end of 2017. The weak charter rates are due to various factors, including the level of global trade, including exports from China to Europe and the United States, and increases in containership capacity. The depressed containership market has affected the major liner companies which charter our vessels, including Hanjin Shipping which cancelled long-term charters for eight of our vessels after it filed for court receivership in September 2016 and Hyundai Merchant Marine ("HMM") with which we agreed to charter modifications in July 2016. Other liner companies have also reported large losses again in 2017, including some of our charterers. The weakness in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. As a result of a decrease in our operating income and charter-attached market value of certain of our vessels caused mainly by the cancellation of our eight charters with Hanjin Shipping, as well as weak conditions prevailing in the containership market, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement (as defined below) and our other credit facilities as of December 31, 2017. The extended period of weakness in the containership charter market may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, additional charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations, or to refinance our debt, and adversely affect our results of operations and financial condition.

Low containership charter rates and containership vessel values have affected, and any future declines in these rates and values may continue to affect, our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships, our net worth and consolidated debt to EBITDA. Persistently low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, has adversely affected our ability to comply with covenants in our financing arrangements. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The depressed state of the containership charter market has generally adversely affected containership values. Under the agreement ("Bank Agreement") we entered into in the first quarter of 2011 for the restructuring of our then existing credit facilities and certain credit facilities we entered into in January 2011 ("January 2011 Credit Facilities"), the financial covenants in our financing arrangements were reset to levels that gradually tighten over the period through the maturity of these financing arrangements in December 2018. As a result of a decrease in our operating income and charter-attached market value of certain of our vessels caused mainly by the cancellation of our eight charters with Hanjin Shipping, as well as weak conditions prevailing in the containership market, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement and our other credit facilities as of December 31, 2017 and December 31, 2016.

        Since we are unable to comply with these financial and other covenants under our credit facilities, our lenders may accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Any such acceleration, because of the cross-default provisions in our loan agreements, could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by our other lenders. If our indebtedness were accelerated in full or in part, it would be difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our ability to continue our business.

Substantially all of our approximately $2.3 billion of indebtedness is scheduled to mature by the end of 2018 under our Bank Agreement and other loan agreements and we are in discussions with our lenders to restructure this indebtedness.

        Substantially all of our $2.3 billion of indebtedness, as of December 31, 2017, is scheduled to mature by December 31, 2018, all of which has been classified as current liabilities as a result of not having agreed a refinancing of such maturing debt and the breach of certain covenants in our Bank Agreement and other loan agreements. We do not have sufficient cash or other resources, or the ability to obtain sufficient financing, to fund these balloon payments. We have been in extensive discussions with our lenders regarding restructuring our indebtedness, which substantially exceeds the current market value of our containerships and associated charters. We will need to reach an agreement with our lenders to restructure our debt by December 31, 2018 to avoid defaulting on our obligations thereunder, which would have a material adverse effect on our business operations, financial condition and liquidity. Any such agreement, or the failure to reach such an agreement, could involve proceedings under court-supervision and is likely to involve substantial losses and dilution to our stakeholders. The outcome of the discussions with our lenders is uncertain. If we are unable to reach an agreement with our lenders to restructure our indebtedness scheduled to mature in 2018, our lenders may foreclose on our vessels which could impede our ability to continue to operate our business.

Our 2018 debt maturities, inability to comply with certain financial and other covenants under our loan agreements and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

        As of February 28, 2018, we have not yet refinanced $2.1 billion of our debt falling due on December 31, 2018. Additionally, as a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of eight charters with Hanjin Shipping in 2016, as well as weak conditions in the containership market, we were in breach of certain financial covenants under our Bank Agreement and our other credit facilities as of December 31, 2017 and December 31, 2016. Refer to Note 11 to our consolidated financial statements for further details. We have classified our long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,379.8 million, which substantially exceeded our total current assets amounting to $126.0 million as of December 31, 2017. If we are unable to reach an agreement with our lenders to restructure or refinance such loan agreements, or comply with the covenants in our loan agreements, by December 2018 we may default on our obligations thereunder.

These conditions and events raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements included in this report were prepared assuming that we will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event we are unable to continue as a going concern.

We may have difficulty securing profitable employment for our vessels in the currently depressed containership market.

        Of our 55 vessels, as of February 28, 2018, 20 are employed on time charters expiring between March 2018 and November 2018. Given the current state of the containership charter market, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 55 containerships are currently employed under time or bareboat charters with twelve liner companies, with 92% of our revenues in 2017 generated from five such companies. We could lose a charterer or the benefits of a time charter if:

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

        Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has generally experienced weakness with limited recovery since the 2008-2009 economic crisis, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third party aid and restructure their obligations, including some of our charterers, in recent years. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given the current situation in the charter market. Gemini, in which we have minority equity investment, faces the same risks with respect to its vessels that it employs on time charters.

        If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-supervised restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants and refinance our credit facilities. In such an event, we could be unable to service our debt and other obligations and could ourselves have to restructure our obligations in a court supervised process or otherwise.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hyundai Merchant Marine, Yang Ming, Hanjin Shipping, China Shipping and ZIM have represented substantial amounts of our revenue. In 2017, approximately 92% of our operating revenues were generated by five customers, while in 2016, approximately 97% of our operating revenues were derived from six customers. As of February 28, 2018, we have charters for sixteen of our vessels with CMA CGM, for ten of our vessels with Yang Ming, for six of our vessels with Hyundai, for six of our vessels with ZIM, for five of our vessels with Cosco, for five of our vessels with Maersk, for three of our vessels with Hapag Lloyd, for two of our vessels with NYK, for one of our vessels with MSC and for one of our vessels with Evergreen. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. Some of these liner companies have publicly acknowledged the financial difficulties facing them and reported substantial losses in prior years. In 2016 Hanjin Shipping, from which 10% and 17% of our revenues in 2016 and 2015, respectively, were generated, cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to charter rate reductions under the charters for 13 of our vessels with HMM, from which 31% of our revenues were generated in 2017 and 32% of our revenues were generated in 2016. ZIM's 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Our profitability and growth depend on the demand for containerships and global economic conditions, and the impact on consumer confidence and consumer spending may continue to affect containerized shipping volume and adversely affect charter rates. Charter hire rates for containerships may continue to experience volatility or remain at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, and in 2008 and 2009 the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Containership charter rates have since generally remained weak, with brief periods of limited improvement and subsequent declines, remain well below long-term averages and could remain at depressed levels for an extended period. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The slowdown in the global economy and disruptions in the credit markets may continue to reduce demand for products shipped in containers and, in turn, containership capacity.

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

  •
  port congestion.

        The recovery in consumer confidence and consumer spending has been volatile and remains relatively fragile. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. Any such decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. Such decreases in recent years, led to declines in charter rates and vessel values in the containership sector and increased counterparty risk associated with the charters for our vessels.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2018, the charters for twenty of our vessels expire between March 2018 and November 2018. If the charter market, which currently remains at low levels, is depressed when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at sharply reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

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

        The Bank Agreement and our financing arrangements contain financial covenants requiring us to:

  •
  maintain a ratio of (i) the market value of all of the vessels in our fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) our consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018. This ratio was required to be 130% as of December 31, 2017;

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Maersk Enping (ex Hyundai Smart), Maersk Exeter (ex Hyundai Speed), MSC Ambition (ex Hyundai Ambition), Hyundai Honour (ex Hyundai Together), Hyundai Respect (ex Hyundai Tenacity), Express Athens, Express Rome, Express Berlin and CMA CGM Rabelais) collateralizing the January 2011 Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

  •
  maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

  •
  ensure that our (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018. This ratio was required to be 5.5:1 as of December 31, 2017;

  •
  ensure that the ratio of our (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018. This ratio was required to be 2.5:1 as of December 31, 2017; and

  •
  maintain a consolidated market value adjusted net worth (defined as the amount by which our total consolidated assets adjusted for the market value of our vessels in the water less cash and cash equivalents in excess of our debt service requirements exceeds our total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in our financial statements for the relevant period) of at least $400 million.

        The provisions of our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, have been aligned with the above covenants through November 20, 2018 and our Sinosure-CEXIM credit facility has similar financial covenants and a collateral coverage covenant of 125% per tranche as described in "Item 5. Operating and Financial Review and Prospects."

        As of February 28, 2018, we have not yet refinanced $2.1 billion of our debt falling due on December 31, 2018. Additionally, as a result of a decrease in our operating income and charter attached market value of certain of our vessels caused principally by the cancellation of our eight charters with Hanjin Shipping in 2016, as well as weak conditions prevailing in the containership market, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our Bank Agreement and our other credit facilities as of December 31, 2017 and as of December 31, 2016. If we are unable to meet our payment or covenant compliance obligations under the terms of the Bank Agreement covering our credit facilities or our other financing arrangements, and are unable to reach an agreement with our lenders to obtain compliance waivers or modify or restructure our agreements, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of any of these vessels would have a material adverse effect on our operating results and financial condition and could impair our ability to operate our business.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

        As of December 31, 2017, we had outstanding indebtedness of $2.3 billion and, while we have no remaining borrowing availability under our existing loan agreements, we may seek to incur substantial additional indebtedness, as market conditions warrant over the medium to long-term and to the extent permitted by our existing lenders, to grow our fleet. This level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our vessels, including the twenty vessels with charters expiring between March 2018 and November 2018, and any reductions in contracted charter rates for our vessels and other concessions, such as we agreed in 2014 with ZIM for six of our vessels, such as we agreed in 2016 with Hyundai for thirteen of our vessels or the cancellation of our charters for eight vessels with Hanjin Shipping in 2016 due to its bankruptcy, will have a significant impact on our ability to service our indebtedness. Due to the restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, restrictions in the Bank Agreement in respect of our credit facilities and a relative lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Disruptions in world financial markets and the resulting governmental action could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline further.

        The global economy has generally improved recently but remains subject to significant downside economic risks, as well as geopolitical risks and the emergence of populist and protectionist political movements in advanced economies may negatively impact global economic growth, disrupt financial markets, and may lead to weaker consumer demand. A slowdown in the global economy may result in a decrease in worldwide demand for products transported by containerships. These issues, along with the re-pricing of credit risk and the difficulties being experienced by some financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

        We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline and could cause the price of our common stock to decline further.

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

If global economic conditions weaken, particularly in Europe and in the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

        Global economic conditions impact worldwide demand for various goods and, thus, container shipping. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world's fastest growing economies in recent years, can have a significant impact on the demand for container shipping. However, if China's pace of growth declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the withdrawal of the U.S. from the Transpacific Partnership and the possibility of the introduction of tariffs on selected imported goods mainly from Asia has the potential to provoke retaliation measures from the affected countries which would create new impediments to trade. Risks remaining from the recent recovery in Europe, including the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for five of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including from the United States, could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations, cash flows and ability to service or refinance our debt.

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

        The new U.S. president was elected on a platform promoting trade protectionism and recently proposed large tariffs on steel and aluminum, which has led to threats of retaliatory tariffs from leaders of other countries. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.

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

Demand for the seaborne transport of products in containers has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

        Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remains below the levels experienced before the global economic crisis of 2008 and 2009. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased. Approximately 1.8% of the world containership fleet estimated to be out of service at the end of 2017, which was below the 12% high of December 2009 but up from 1.3% at the end of 2014. Moreover, newbuilding containerships with an aggregate capacity of approximately 2.8 million TEUs, representing approximately 13% of the existing global fleet capacity at the end of 2017, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in 2017 and other recent years, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers and cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

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

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2017 newbuilding containerships with an aggregate capacity of approximately 2.8 million TEUs were under construction, representing approximately 13% of the existing global fleet capacity. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which proposed liner company alliances may accentuate, could exacerbate the weakness in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. As of February 28, 2018, the charters for twenty of our vessels expire between March 2018 and November 2018.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

        One of our objectives over the mid- to long-term is, when market conditions warrant and it is feasible, given the restrictions currently contained in our Bank Agreement, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, in light of the dramatic downturn in the containership charter market, other containership owners have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

        The shipbuilders with which we contract for any newbuilding may be affected by instability in the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under any newbuilding contracts we enter into, which would be banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

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

Containership values have decreased significantly in recent years, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $415.1 million and $41.1 million impairment losses we recorded as of December 31, 2016 and December 31, 2015, respectively, for our older vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

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

        As of December 31, 2016 and December 31, 2015, we recorded an impairment loss of $415.1 million and $41.1 million, respectively for our older vessels, and we have incurred impairment charges in prior years as well. Conditions in the containership market also required us to record other impairment losses in 2016, including losses with respect to our investment in Gemini and our ZIM securities. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

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

        As of December 31, 2017, we did not have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Any hedging strategies we choose to employ, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Since our discontinuation of hedge accounting for interest rate swaps and any other derivative instruments from July 1, 2012, we recognize all fluctuations in the fair value of such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2017, we incurred approximately 25.0% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer. In addition, to the extent charter hire rates with respect to any port calls our vessels may make in Iran must be paid in a currency other than the U.S. dollar, due to continuing U.S. primary sanctions applicable to U.S. dollar transfers, we would be exposed to fluctuations in the value of that currency.

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

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management ("BWM") convention, which requires vessels to install expensive ballast water treatment systems ("BWTS"), we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. (Please read "Item 4B. Business Overview—Regulation" for more information on the regulations applicable to our vessels.) Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

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

        In 2017, 2016 and 2015, no vessels operated by us made any calls to ports in Cuba, Iran, Syria or Sudan. Certain vessels in our fleet, however, are operated by liner companies under long-term bareboat charters, pursuant to which the liner company does not notify us of its ports of call and controls all aspects of these vessels' operation including technical management, manning with its own officers and crew as well as its ports of call, cargoes and routes within the limits set forth in the charters, which include compliance with applicable law. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. As a result of the lifting of U.S. secondary sanctions (and relevant EU sanctions) relating to Iran, we can anticipate that some of our charterers may direct our vessels to carry containers to or from Iran. This could have various effects on us, such as affecting our reputation and our relationships with our investors and financing sources, affecting the cost of our insurance with respect to such voyages, and potentially increase our exposure to foreign currency fluctuations. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

        Our vessels call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and (iv) loss of hire insurance for the CSCL Pusan and the CSCL Le Havre.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 55 containerships had an average age (weighted by TEU capacity) of approximately 9.4 years as of February 28, 2018, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

        The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyberterrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows.

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

We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law.

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

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006, reaching a high of $40.26 per share in 2007 and a low of $1.25 per share, most recently in February 2018, and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

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

        Subsequent resales of substantial numbers of such shares in the public market, moreover, could adversely affect the market price of our shares. We filed with the SEC a shelf registration statements on Form F-3 registering under the Securities Act an aggregate of 88,222,555 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock held by certain other investors in our August 2010 equity offering. In the aggregate these 98,372,555 registered shares represent approximately 89.6% of our outstanding shares of common stock as of February 28, 2018. These shares may be sold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

        We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is a beneficiary, together with other members of the Coustas Family, owned approximately 61.8% of our outstanding common stock as of February 28, 2018. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours. Under the terms of the Bank Agreement governing our credit facilities, Dr. Coustas, together with the Coustas

Family Trust and his family, ceasing to own over one-third of our outstanding common stock will constitute an event of default in certain circumstances.

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2017. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 55 containerships comprising our fleet as of February 28, 2018. In 2015, we formed a joint venture, Gemini Shipholdings Corporation, in which we have 49% minority equity interest, with our largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust, to acquire, own and operate containerships. As of February 28, 2018, Gemini had acquired a fleet of four containerships aggregating 23,998 TEU in capacity.

        In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a common stock sale of 54,054,055 shares for $200 million and in 2011 we issued warrants to purchase 15 million shares of our common stock.

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and the Republic of the Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 28, 2018, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

        Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 28, 2018, we had a fleet of 55 containerships aggregating 327,616 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we have a 49% minority equity interest, had a fleet of four containerships of 23,998 TEU aggregate capacity as of February 28, 2018.

        Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2018, these customers included CMA-CGM, Yang Ming, COSCO, Hyundai Merchant Marine, ZIM Israel Integrated Shipping Services, Nippon Yusen Kaisha Line (NYK), Hapag Lloyd, Maersk, Evergreen and MSC; and for Gemini, NYK, Hapag Lloyd and MOL.

Our Fleet

  General

        Danaos is one of the largest containership operating lessors in the world. Since going public in 2006, we have almost tripled our TEU carrying capacity. Today, our fleet includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. On January 8, 2016 we completed the sale of the vessel Federal, which was held for sale as of December 31, 2015.

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2018, our containership fleet was comprised of fifty-one containerships deployed on time charters, twenty of which are scheduled to expire in 2018, and four containerships deployed on bareboat charters. The average age (weighted by TEU) of the 55 vessels in our containership fleet was approximately 9.4 years as of February 28, 2018. As of February 28, 2018, the average remaining duration of the charters for our containership fleet was 5.6 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information, as of February 28, 2018, about our fleet of 55 cellular containerships and the four cellular containerships owned by Gemini, in which we have a 49% equity interest.

Vessel Name	Year Built	Vessel Size (TEU)	Initial Time Charter Term(1)	Expiration of Charter(1)	Charterer
MSC Ambition (ex Hyundai Ambition)	2012	13,100	12 years	June 2024	Hyundai
Maersk Exeter (ex Hyundai Speed)	2012	13,100	12 years	June 2024	Hyundai
Maersk Enping (ex Hyundai Smart)	2012	13,100	12 years	May 2024	Hyundai
Hyundai Respect (ex Hyundai Tenacity)(2)	2012	13,100	12 years	March 2024	Hyundai
Hyundai Honour (ex Hyundai Together)(2)	2012	13,100	12 years	February 2024	Hyundai
Express Rome	2011	10,100	1 year	January 2019	Hapag Lloyd
Express Berlin	2011	10,100	2 years	September 2019	Yang Ming
Express Athens	2011	10,100	1 year	February 2019	Hapag Lloyd
CSCL Le Havre	2006	9,580	12 years	September 2018	COSCO
CSCL Pusan	2006	9,580	12 years	July 2018	COSCO
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
CSCL America	2004	8,468	0.8 year	March 2018	COSCO
Europe	2004	8,468	0.8 year	January 2019	COSCO
CMA CGM Moliere	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset	2010	6,500	12 years	February 2022	CMA-CGM
CMA CGM Nerval	2010	6,500	12 years	April 2022	CMA-CGM
CMA CGM Rabelais	2010	6,500	12 years	June 2022	CMA-CGM
CMA CGM Racine	2010	6,500	12 years	July 2022	CMA-CGM
Priority	2002	6,402	1 year	March 2018	NYK
Performance	2002	6,402	1 year	May 2018	CMA-CGM
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
ZIM Kingston (ex OOCL Istanbul)	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
ZIM Dalian (ex OOCL Novorossiysk)	2009	4,253	12 years	February 2021	ZIM

Vessel Name	Year Built	Vessel Size (TEU)	Initial Time Charter Term(1)	Expiration of Charter(1)	Charterer
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	0.9 year	March 2019	CMA-CGM
Deva	2004	4,253	0.9 year	March 2019	CMA-CGM
Dimitris C	2001	3,430	0.8 year	March 2018	CMA-CGM
Express Black Sea	2011	3,400	0.7 year	March 2018	NYK
Express Spain	2011	3,400	1 year	November 2018	Maersk
Express Argentina	2010	3,400	0.5 year	March 2018	Maersk
Express Brazil	2010	3,400	1 year	September 2018	CMA-CGM
Express France	2010	3,400	1 year	October 2018	CMA-CGM
Singapore (ex YM Singapore)	2004	3,314	12 years	October 2019	Yang Ming
Colombo	2004	3,314	12 years	March 2019	Yang Ming
Danae C	2001	2,524	2 years	January 2020	Hapag Lloyd
MSC Zebra	2001	2,602	4 years	October 2018	MSC
Amalia C	1998	2,452	2 years	August 2019	Yang Ming
Advance (ex Hyundai Advance)	1997	2,200	1 year	June 2018	Yang Ming
Future (ex Hyundai Future)	1997	2,200	0.5 year	March 2018	Maersk
Sprinter (ex Hyundai Sprinter)	1997	2,200	0.5 year	October 2018	Evergreen
Stride (ex Hyundai Stride)	1997	2,200	0.3 year	July 2018	Maersk
Hyundai Progress	1998	2,200	10 years	March 2018	Hyundai
Bridge (ex Hyundai Bridge)	1998	2,200	0.4 year	July 2018	Yang Ming
Highway (ex Hyundai Highway)	1998	2,200	0.2 year	May 2018	COSCO
Vladivostok (ex Hyundai Vladivostok)	1997	2,200	0.4 year	April 2018	Maersk

			Gemini Vessels
NYK Lodestar(3)	2001	6,422	2 years	March 2018	NYK
NYK Leo(3)	2002	6,422	3 years	February 2019	NYK
Suez Canal(3)(4)	2002	5,610	0.1 year	March 2018	MOL
Genoa(3)(4)	2002	5,544	1 year	June 2018	Hapag Lloyd

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

(1)
Earliest date charters could expire. Most charters include options for the charterers to extend their terms.

(2)
Vessels' time charters were changed to bareboat charters from May 2017 to May 2020.

(3)
Vessels acquired by Gemini, in which Danaos holds a 49% equity interest.

(4)
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

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 28, 2018, our diverse group of customers in the containership sector included CMA-CGM, Yang Ming, COSCO, Hyundai Merchant Marine, ZIM Israel Integrated Shipping Services, Nippon Yusen Kaisha Line (NYK), Hapag Lloyd, Maersk, Evergreen and MSC. Gemini has chartered two of its containerships to NYK, one to MOL and one to Hapag Lloyd.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2018 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

        Under the time charters, when a vessel is "off-hire" or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time (generally between 10-20 days), the charterer has a right to terminate the charter agreement for that vessel. Charterers may also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel's owner or manager without the charterer's approval.

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

        Danaos Shipping provides vessel management services to Gemini at the same rates we pay under our management agreement with Danaos Shipping. Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company's vessels, other than vessels owned by Gemini. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. In connection with our investment in Gemini in 2015, these restrictions were waived, with the approval of our independent directors, with respect to containerships acquired by Gemini. Other than with respect to Gemini, Dr. Coustas does not currently have an interest in any such vessel-owning entity. We believe we have and will derive significant benefits from our relationship with Danaos Shipping.

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

        Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose initial term expired at the end of 2008. The management agreement automatically renews for a one-year period if we do not provide 12 months' notice of termination and the fees payable for each renewal period are adjusted by agreement between us and our manager. For 2018, our manager will receive the following fees (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. In addition, from January 1, 2013 to April 30, 2015, our Manager provided us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for an annual fee. We have directly employed our executive officers from May 1, 2015 onwards.

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

Crewing and Employees

        Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping, from

January 1, 2013 to April 30, 2015. As of December 31, 2017, 1,145 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 143 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings scheduled for the vessels in our current containership fleet for the next years:

	2018	2019	2020	2021	2022
Number of vessels	14	6	12	9	10

*
Does not include vessels under bareboat charters and the vessels owned by Gemini.

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years. Vessels under bareboat charter, such as the YM Mandate, YM Maturity, Hyundai Respect and Hyundai Honour, are drydocked by their charterers.

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

        We carried a minimum loss of hire coverage with respect to the CSCL America and the Europe, to cover standard requirements of KEXIM until the repayment of our loan in 2016. We also carry minimum loss of hire coverage for the CSCL Pusan and CSCL Le Havre, to cover standard requirements of KEXIM and ABN Amro, the banks providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI regarding particulate matter, NOx and SOx emission standards entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current 4.50%), effective from January 1, 2012; then progressively to 0.50%, effective from January 1, 2020. The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO's Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. The North Sea and Baltic Sea were designated ECAs in 2017, and are expected to take effect in 2021. Fuel used by vessels operating in the ECA cannot contain more than 1.0% sulfur, dropping to no more than 0.1% sulfur in 2015. NOx after- treatment requirements became effective in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges

Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. As part of a settlement of a lawsuit challenging the VGP, EPA issued a new VGP (2013 VGP) that became effective on December 19, 2013. The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, discussed below, and are consistent with the USCG's 2012 ballast water discharge standards described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. EPA is implementing the 2013 VGP on a staggered basis, depending on the size of a vessel and its first drydocking between January 1, 2014 and January 1, 2016. Vessels that are constructed after December 1, 2013 are immediately subject to the requirements of the 2013 VGP. The ballast water management standards of the 2013 VGP were challenged by the Canadian Shipowners' Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that EPA had acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court's ruling. In the meantime, the 2013 VGP will remain in effect. As of the date of this report, there are six USCG-approved ballast water management systems, and EPA has refused to extend or waive the date for compliance with the ballast water management requirements in the 2013 VGP. Instead, EPA will consider why a vessel does not have compliant ballast water management technology if it takes action to enforce the new requirements. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels.

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

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. As of the date of this report, the USCG has approved six Ballast Water Treatment Systems. Our fleet has obtained extensions for the vessels drydocked in 2017 and due for drydocking in 2018 which are deferred to their next scheduled dry-docking date. The Coast Guard has not issued extension letters to the vessels with compliance dates on or after January 1, 2019. Now that a type approved system is available, the status of these applications will be changed from "received" to "held in abeyance" since the application's original criteria are no longer valid. In order to receive approval for an extension, additional information must be submitted including appropriate documentation as to why compliance with the requirements is not possible.

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

        At the international level, the IMO adopted the BWM Convention in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 "existing" vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal IOPP survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention ("IOPP") certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal.

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

        The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile sources and proposed regulations that would restrict greenhouse gas emissions from certain large stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time.

        On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program- IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies, and oil companies, signed to launch the GIA.

        In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States' offshore energy strategy, which affects parts of the maritime industry and may affect our business operations.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 28, 2018, we had a fleet of 55 containerships aggregating 327,616 TEU, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we hold a 49% minority equity interest, owned four additional containerships aggregating 23,998 TEU in capacity, as of February 28, 2018. We do not consolidate Gemini's results of operations and account for our minority equity interest under the equity method of accounting, which is recorded under "Equity income/(loss) on investments" in our consolidated statements of operations.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2018, fifty-one containerships in our fleet were employed on time charters, out of which twenty expire in 2018, and four containerships were employed on bareboat charters. Gemini has employed all of its containerships on time charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2018, our diverse group of customers in the containership sector included CMA-CGM, Yang Ming, COSCO, Hyundai Merchant Marine, ZIM Israel Integrated Shipping Services, Nippon Yusen Kaisha Line (NYK), Hapag Lloyd, Maersk, Evergreen and MSC; and for Gemini, NYK, Hapag Lloyd and MOL.

        The average number of containerships in our fleet for the years ended December 31, 2017, 2016 and 2015 was 55.0, 55.0 and 56.0, respectively.

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

Hanjin Shipping

        On September 1, 2016, Hanjin Shipping, a charterer of eight of our vessels under long term, fixed rate charter party agreements, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping cancelled all eight of its charter party agreements with us, which represented approximately $560 million of our $2.8 billion of contracted revenue as of June 30, 2016, and returned each of the vessels to us. On February 17, 2017 the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities. We rechartered all eight vessels on short-term charters at market rates in the prevailing weak containership charter market. As a result of these events, we ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million relating to unpaid charter hire recorded as accounts receivable as of June 30, 2016 in our consolidated statements of operations in the year ended December 31, 2016. We have an unsecured claim for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million submitted to the Seoul Central District Court.

        As a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of our eight charters with Hanjin Shipping in 2016, as well as the decline in containership market conditions we were in breach of certain covenants in our Bank Agreement and other credit facilities as of December 31, 2017 and December 31, 2016. We have therefore classified our long-term debt, net of deferred finance costs in accordance with the guidance related to the classification of obligations that are callable by the lenders, as current as of December 31, 2017 and December 31, 2016. We are currently in discussions with our lenders regarding our non-compliance with these covenants and restructuring our debt, substantially all of which matures in 2018. See "—Liquidity and Capital Resources" and "—Going Concern."

Factors Affecting Our Results of Operations

        Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.  The number of vessels in our fleet, and their TEU capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. For example, in January 2016 we sold one of our older vessels, the Federal.

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2018, the charters for twenty of our existing vessels are scheduled to expire between March 2018 and

    November 2018. With the prevailing low charter rate levels, we expect that we will have to re-charter many of these vessels at the existing low spot charter rates.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are often operated, our containerships have consistently been deployed at high levels of utilization. During 2017, our fleet utilization was 96.4% compared to 94.6% in 2016. Both years were affected by Hanjin Shipping's filing for receivership and cancellation of long term charters for eight of our vessels. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 684 total off-hire days for our entire fleet during 2017 other than for scheduled drydockings and special surveys and excluding laid up vessels compared to 1,005 total off-hire days for our entire fleet during 2016 other than for scheduled drydockings and special surveys and excluding laid up vessels. The off-hire days in 2017 and 2016 were mainly due to the redelivery of eight of our vessels in the second half of 2016 from Hanjin Shipping due to its filing for court receivership. An increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contracted utilization of our operating fleet as of December 31, 2017.

	2018	2019 - 2020	2021 - 2022	2023 - 2027	2028	Total
Contracted revenue (in millions)(1)	$366.9	$593.4	$489.6	$284.7	$3.4	$1,738.0
Number of vessels whose charters are set to expire in the respective period(2)	24	12	7	10	2	55
TEUs on expiring charters in the respective period	108,138	57,322	41,006	108,150	13,000	327,616
Contracted Operating(3) days	13,527	17,818	11,103	7,071	127	49,646
Total Operating(3) days	19,805	39,749	39,765	97,701	16,803	213,823
Contracted Operating days/Total Operating days	68.3%	44.8%	27.9%	7.2%	0.8%	23.2%

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

        Revenues from multi-year period charters comprised a substantial portion of our revenues for the years ended December 31, 2017, 2016 and 2015. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2017, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers, some of which are currently facing substantial financial pressure, are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected, as was the case with the cancellation of long-term, fixed rate charters for eight of our vessels by Hanjin Shipping in 2016. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Multi-Year Charters as of December 31, 2017(1)
(Amounts in millions of U.S. dollars)

Number of Vessels	2018	2019 - 2020	2021 - 2022	2023 - 2027	2028	Total
55	$366.9	$593.4	$489.6	$284.7	$3.4	$1,738.0

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

        Due to the Hanjin Shipping charter cancellations and weak charter market conditions we currently have twenty vessels employed on short term time charters in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

  Voyage Expenses

        Voyage expenses include port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by our charterers, except in certain cases such as vessel re-positioning), address commissions and brokerage commissions. Under time charters and bareboat charters, such as those on which we charter our containerships, the charterers bear the voyage expenses other than brokerage and address commissions and fees. As such, voyage expenses represent a relatively small portion of our vessels' overall expenses.

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 3.5% to a limited number of our charterers. Our manager will also receive a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2017, 2016 and 2015 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2018, this fee will remain at 1.25%.

  Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our manager in advance with amounts it will need to pay our fleet's vessel operating expenses.

        Under time charters, such as those on which we charter all but four of the containerships in our fleet as of February 28, 2018, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining four containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Impairment Loss

        There was no impairment loss as of December 31, 2017. We have recognized an impairment loss of $415.1 million in relation to 25 of our vessels as of December 31, 2016 compared to an impairment loss of $41.1 million in relation to 13 of our vessels as of December 31, 2015. The impairment loss as of December 31, 2016 was (i) due to the impairment loss of $205.2 million recognized for five 3,400 TEU vessels formerly chartered to Hanjin Shipping, and (ii) the impairment loss of $209.9 million recognized for 18 of our vessels of 4,300 TEU or less capacity and for two 6,400 TEU vessels as a result of the continued weakness of containership market and the other than temporary nature of the decline in these vessels' values. See "Critical Accounting Policies—Impairment of Long-lived Assets."

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

  General and Administrative Expenses

        We paid our manager the following fees for 2017, 2016 and 2015: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel and (iv) a fee of €0.5 million ($0.6 million) for the services of our executive officers for the period from January 1, 2015 to April 30, 2015, after which date we have directly employed our executive officers. Our executive officers received an aggregate of €1.5 million ($1.8 million), €1.5 million ($1.7 million) and €1.0 million ($1.1 million) in compensation for the years ended December 31, 2017, December 31, 2016 and for the period from May 1, 2015 to December 31, 2015, respectively.

        For 2018, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Bad Debt Expense

        At each balance sheet date, all potentially uncollectible accounts receivable are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and current relationship with and economic status of our customers. We recorded bad debt expense of $15.8 million in the year ended December 31, 2016 related to unpaid charter hire recorded as accounts receivable from Hanjin Shipping prior to its filing for court receivership in September 2016. There were no bad debt expenses in the years ended December 31, 2017 and December 31, 2015.

  Other Income/(Expenses), Net

        In 2017, we recorded other expenses of $16.2 million mainly related to professional fees due to the refinancing discussions with our lenders of $14.3 million and a $2.4 million realized loss on sale of HMM securities. In 2016, we recorded other expenses of $41.6 million mainly consisting of $29.4 million impairment loss on ZIM securities and a $12.9 million loss on sale of HMM equity securities. In 2015, we recorded income of $0.1 million for various non-operating items.

  Interest Expense, Interest Income and Other finance expenses

        We have incurred interest expense on outstanding indebtedness under our credit facilities which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

  Unrealized Gain/(Loss) and Realized Loss on Derivatives

        We currently have no outstanding interest rate swaps agreements. In the past years, we had interest rate swaps agreements generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. All changes in the fair value of our cash flow interest rate swap agreements were recorded in earnings under "Net Unrealized and Realized Losses on Derivatives". Recognition of non-cash fair value movements of our interest rate swaps directly in our earnings creates potential volatility in our reported earnings. We recorded in our earnings gross unrealized gains from changes in the fair value of the cash flow interest rate swaps of nil, $4.5 million and $48.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

        We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $0.2 million and recognized accelerated amortization of accumulated other comprehensive loss of $7.7 million in connection with the impairment losses recognized on the respective vessels, resulting in net unrealized losses of $3.1 million for the year ended December 31, 2016. Additionally, an amount of $3.7 million, $4.0 million and $4.0 million was reclassified from Accumulated Other Comprehensive Loss into earnings for the years ended December 31, 2017, December 31, 2016 and December 31, 2015,

respectively, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels.

        As of December 31, 2016, all of our cash flow interest rate swap arrangements have expired.

Results of Operations

  Year ended December 31, 2017 compared to the year ended December 31, 2016

        During the years ended December 31, 2017 and December 31, 2016 we had an average of 55 containerships. Our fleet utilization in the year ended December 31, 2017 was 96.4%, while fleet utilization for the vessels under employment, excluding the off charter days of the vessels that were previously chartered to Hanjin, increased to 97.9% in the year ended December 31, 2017 compared to 97.3% in the year ended December 31, 2016.

  Operating Revenues

        Operating revenues decreased by 9.4%, or $46.6 million, to $451.7 million in the year ended December 31, 2017 from $498.3 million in the year ended December 31, 2016.

        Operating revenues for the year ended December 31, 2017 reflect:

  •
  $41.3 million decrease in revenues during the first half of the year due to loss of revenue from cancelled charters with Hanjin for eight of our vessels due to Hanjin's bankruptcy. These vessels were re-chartered at lower rates and in some cases experienced off hire time in the 2017 period.

  •
  $11.2 million increase in revenues during the second half of 2017 due to the recorded charter income of $12.7 million from eight of our vessels previously chartered to Hanjin that earned operating revenues of $1.5 million during the second half of 2016.

  •
  $15.5 million decrease in revenues in the year ended December 31, 2017 compared to the year ended December 31, 2016 due to the re-chartering of certain of our vessels at lower rates.

  •
  $1.0 million decrease in revenues due to lower fleet utilization for vessels other than the eight vessels previously chartered to Hanjin in the year ended December 31, 2017 compared to the year ended December 31, 2016.

  Voyage Expenses

        Voyage expenses decreased by $1.3 million to $12.6 million in the year ended December 31, 2017 compared to $13.9 million in the year ended December 31, 2016. The decrease is mainly due to decreased commissions.

  Vessel Operating Expenses

        Vessel operating expenses decreased by 2.2%, or $2.4 million, to $107.0 million in the year ended December 31, 2017 from $109.4 million in the year ended December 31, 2016. The average daily operating cost per vessel for vessels on time charter was $5,661 per day for the year ended December 31, 2017 compared to $5,637 per day for the year ended December 31, 2016. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

  Depreciation

        Depreciation expense decreased by 10.7%, or $13.8 million, to $115.2 million in the year ended December 31, 2017 from $129.0 million in the year ended December 31, 2016, mainly due to decreased depreciation expense for twenty-five vessels for which we recorded an impairment charge on December 31, 2016.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs increased by $1.2 million, to $6.7 million in the year ended December 31, 2017 from $5.5 million in the year ended December 31, 2016. The increase was mainly due to the increased payments for dry-docking and special survey costs related to certain vessels over the last year.

  General and Administrative Expenses

        General and administrative expenses increased by $0.6 million, to $22.7 million in the year ended December 31, 2017, from $22.1 million in the year ended December 31, 2016.

  Bad Debt Expense

        Bad debt expense of $15.8 million in the year ended December 31, 2016 compared to nil in the year ended December 31, 2017 relates to receivables from Hanjin, which were written-off.

  Impairment Loss

        We have recognized an impairment loss of $415.1 million in relation to 25 of our vessels as of December 31, 2016 compared to nil in the year ended December 31, 2017.

  Interest Expense, Interest Income and Other Finance Expenses

        Interest expense increased by 4.3%, or $3.6 million, to $86.6 million in the year ended December 31, 2017 from $83.0 million in the year ended December 31, 2016. The increase in interest expense was mainly due to the increase in average cost of debt due to the increase in US$ Libor by about 50 bps between the two periods, which was partially offset by a decrease in our average debt by $243.1 million, to $2,409.1 million in the year ended December 31, 2017, from $2,652.2 million in the year ended December 31, 2016 and a $1.8 million decrease in the amortization of deferred finance costs.

        As of December 31, 2017, the debt outstanding gross of deferred finance costs was $2,340.8 million compared to $2,527.3 million as of December 31, 2016.

        Interest income increased by $0.9 million to $5.6 million in the year ended December 31, 2017 compared to $4.7 million in the year ended December 31, 2016. The increase was mainly attributed to the interest income recognized on HMM notes receivable.

        Other finance expenses, net decreased by $0.8 million, to $4.1 million in the year ended December 31, 2017 from $4.9 million in the year ended December 31, 2016.

  Equity loss on investments

        Equity income on investments amounted to $1.0 million in the year ended December 31, 2017 compared to the equity loss on investments of $16.2 million (mainly attributed to our share of impairment loss for Gemini vessels amounting to $14.6 million) in the year ended December 31, 2016 and relates to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

  Unrealized Gain/(Loss) and Realized Loss on Derivatives

        Unrealized loss on interest rate swaps amounted to nil in the year ended December 31, 2017 compared to a loss of $3.1 million in the year ended December 31, 2016. The unrealized loss in the year ended December 31, 2016 was attributable to the accelerated amortization of accumulated other comprehensive loss of $7.7 million, which was partially offset by the unrealized gains of $4.6 million attributable to mark to market valuation of our swaps, which all expired by December 31, 2016.

        Realized loss on interest rate swaps decreased to $3.7 million in the year ended December 31, 2017 from a loss of $9.4 million in the year ended December 31, 2016. This decrease is attributable to swap expirations. As of December 31, 2016, all of our interest rate swaps have expired.

        The table below provides an analysis of the items discussed above, and which were recorded in the years ended December 31, 2017 and 2016:

	Year ended December 31, 2017	Year ended December 31, 2016
	(in millions)
Cash flow interest rate swaps
Realized losses expensed in consolidated Statements of Operations	—	$(5.5)
Unrealized gains	—	4.3
Amortization of deferred realized losses	$(3.7)	(4.0)
Accelerated amortization of deferred realized losses	—	(7.7)

Unrealized and realized losses on cash flow interest rate swaps	$(3.7)	$(12.9)

Fair value interest rate swaps
Unrealized losses on swap asset	—	$(0.1)
Reclassification of fair value hedged debt to Statements of Operations	—	0.4
Realized gains	—	0.1

Unrealized and realized gains on fair value interest rate swaps	—	$0.4

Unrealized and realized losses on derivatives	$(3.7)	$(12.5)

  Other income/(expenses), net

        Other expenses, net amounted to $15.8 million related mainly to a $14.3 million increase in professional fees due to the refinancing discussions with our lenders and a $2.4 million realized loss on sale of HMM securities in the year ended December 31, 2017 compared to other expenses, net of $41.6 million mainly due to a $29.4 million impairment loss in Zim equity and debt securities and a $12.9 million loss on sale of HMM equity securities recognized in the year ended December 31, 2016.

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

  Other income/(expenses), net

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

Liquidity and Capital Resources

        Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006 and common stock sale in August 2010. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

        Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment, with over $2.3 billion of debt scheduled to mature by December 2018, which we will need to refinance or restructure by then as discussed below.

        We anticipate that our primary sources of funds will be cash from operations and equity or debt financings, subject to restrictions on uses of such funds contained in our Bank Agreement.

        Under our existing multi-year charters as of December 31, 2017, we had contracted revenues of $366.9 million for 2018, $307.7 million for 2019 and, thereafter, approximately $1.1 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters. See "Risk Factors."

        As of December 31, 2017, we had cash and cash equivalents of $66.9 million and restricted cash of $2.8 million. As of December 31, 2017, we had no remaining borrowing availability under our credit facilities. As of December 31, 2017, we had $2,340.8 million of outstanding indebtedness gross of deferred finance costs. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

        The principal amount of our debt amounting to $2,258.7 million is due for repayment by December 31, 2018, which was not refinanced as of February 28, 2018. As a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of our eight charters with Hanjin Shipping in 2016, as well as the decline in containership market conditions we were in breach of certain covenants in our Bank Agreement and other credit facilities as of December 31, 2017 and December 31, 2016. We do not have sufficient cash or other resources, or the ability to obtain sufficient financing, to fund the December 2018 balloon payments under our debt agreements. We have been in extensive discussions with our lenders regarding restructuring our indebtedness, which substantially exceeds the current market value of our containerships and associated charters. We will need to reach an agreement with our lenders to restructure our debt by December 31, 2018 to avoid defaulting on our obligations thereunder, which would have a material adverse effect on our business operations, financial condition and liquidity. Any such agreement, or the failure to reach such an agreement, could involve proceedings under court-supervision and is likely to involve substantial losses and dilution to our stakeholders. (See discussion under "—Going Concern" and "—Credit Facilities" below).

        Under the Bank Agreement, from May 15, 2013, we are required to apply a substantial portion of our cash from operations to the repayment of principal under our debt agreements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations, provided that our lenders do not exercise their right to accelerate the debt due to our non-compliance with the covenants in our debt agreements and our charter counterparties perform their contractual obligations, up to but excluding the maturity of our Bank Agreement and other credit facilities in 2018 which we will need to refinance or restructure as discussed above. See "—Going Concern" below. The Bank Agreement also contains requirements for the application of proceeds from any future vessel sales or financings, as well as other transactions. See "—Bank Agreement" and "—Credit Facilities" below.

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

        In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine ("HMM") which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels at that time employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. In 2017, we sold $13.0 million principal amount of unsecured Loan Notes 1.

Going Concern

        The principal amount of our debt amounting to $2,258.7 million is due for repayment by December 31, 2018. Additionally, as a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of eight charters, in 2016, with Hanjin Shipping, which is currently under bankruptcy proceedings with the Seoul Central District Court, we were in breach of certain financial covenants under our Bank Agreement and our other credit facilities as of December 31, 2017 and December 31, 2016. Although none of our lenders have exercised their right to do so, as a result of these covenant breaches our lenders have the right to call the debt. Refer to Note 11 "Long-Term Debt, net" to our consolidated financial statements for further details. We have therefore classified our long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,379.8 million substantially exceeding our total current assets amounting to $126.0 million as of December 31, 2017. We are currently in discussions with our lenders regarding the non-compliance with these covenants and restructuring our indebtedness, substantially all of which matures in 2018. We will need to reach agreements with our lenders to restructure our debt by December 31, 2018 to avoid defaulting on such obligations, which would have a material adverse effect on our business operations, financial condition and liquidity. Any such agreement, or the failure to reach such an agreement, could involve proceedings under court-supervision. These conditions and events raise substantial doubt about our ability to continue as a going concern and the ability to meet our obligations as they become due within one year after these consolidated financial statements are issued.

        The consolidated financial statements included in this report were prepared assuming that we will continue as a going concern based on our intention to complete the restructuring of our debt before December 31, 2018. Until an agreement with our lenders is reached and completed, there will be substantial doubt over our ability to continue as a going concern. In the meantime, we continue to generate positive cash flows from our operations and currently have sufficient liquidity to service all our operational obligations as well as all scheduled principal amortization and interest payments under the original terms of our debt agreements leading up to, but not including, the December 31, 2018 maturity date, and assuming none of our lenders exercise their right to call the debt prior to its scheduled maturity. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event we are unable to continue as a going concern.

Cash Flows

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
	(In thousands)
Net cash provided by operating activities	$181,073	$261,967	$271,676
Net cash provided by/(used in) investing activities	$1,758	$(9,379)	$(13,292)
Net cash used in financing activities	$(189,653)	$(251,124)	$(243,861)

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased by 30.9%, or $80.9 million, to $181.1 million in the year ended December 31, 2017 compared to $262.0 million in the year ended December 31, 2016. The decrease was the result of a decrease of $46.6 million in operating revenue, a $26.5 million change in working capital (mainly due to $38.1 million cash proceeds from sale of HMM securities in the year ended December 31, 2016), a $14.1 million increase in other expenses mainly due to refinancing-related professional fees and a $3.7 million increase in net finance costs, which were partially offset by a reduction in realized losses from derivatives by $5.4 million, a $3.1 million decrease in operating expenses and lower payments for drydocking and special survey costs by $1.5 million in the year ended December 31, 2017 compared to the year ended December 31, 2016.

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

  Net Cash Provided by/(Used in) Investing Activities

        Net cash flows provided by/(used in) investing activities increased by $11.2 million, to $1.8 million provided by investing activities in the year ended December 31, 2017 compared to $9.4 million used in investing activities in the year ended December 31, 2016. The increase reflects mainly $6.2 million of net proceeds from sale of securities in the year ended December 31, 2017 compared to $5.1 million net proceeds from sale of vessels in the year ended December 31, 2016 and nil cash used for investments in affiliates in the year ended December 31, 2017 compared to $10.0 million cash used for investments in affiliates in the year ended December 31, 2016.

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

  Net Cash Used in Financing Activities

        Net cash flows used in financing activities decreased by $61.4 million, to $189.7 million in the year ended December 31, 2017 compared to $251.1 million in the year ended December 31, 2016, as a result of a decrease in repayments of long-term debt.

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

  EBITDA and Adjusted EBITDA

        EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs and finance costs accrued, impairment losses, stock based compensation, (gain)/loss on sale of vessels, unrealized (gain)/loss on derivatives, realized loss on derivatives, bad debt expense, refinancing professional fees, loss on sale of securities and accelerated amortization of accumulated other comprehensive loss. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

  Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
	(In thousands)
Net income/(loss)	$83,905	$(366,195)	$117,016
Depreciation	115,228	129,045	131,783
Amortization of deferred drydocking & special survey costs	6,748	5,528	3,845
Amortization of deferred realized losses of cash flow interest rate swaps	3,694	4,028	4,017
Amortization of finance costs	11,153	12,652	14,038
Finance costs accrued (Exit Fees under our Bank Agreement)	3,169	3,447	3,639
Interest income	(5,576)	(4,682)	(3,419)
Interest expense	75,403	70,314	70,397

EBITDA	293,724	(145,863)	341,316

(Gain)/loss on sale of vessels	—	36	—
Refinancing professional fees	14,297	—	—
Loss on sale of securities	2,357	12,906	—
Impairment loss	—	415,118	41,080
Impairment loss on securities	—	29,384	—
Impairment loss component of equity loss on investments	—	14,642	—
Bad debt expense	—	15,834	—
Accelerated amortization of accumulated other comprehensive loss	—	7,706	—
Stock based compensation	—	76	88
Realized loss on derivatives	—	5,397	52,125
Unrealized gain on derivatives	—	(4,649)	(16,285)

Adjusted EBITDA	$310,378	$350,587	$418,324

        EBITDA increased by $439.6 million, to $293.7 million in the year ended December 31, 2017, from $(145.9) million in the year ended December 31, 2016. The increase was attributable to a decrease in impairment losses by $459.1 million, a $15.8 million decrease in bad debt expense, a $10.5 million decrease in loss on sale of securities, a $8.5 million decrease in unrealized and realized losses on derivatives, a $3.1 million decrease in operating expenses, an $2.6 million operating performance improvement on equity investments and a $0.7 million decrease in other expenses in the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was partially offset by a $46.6 million decrease in operating revenues and an $14.1 million increase in other expenses mainly due to refinancing professional fees in the year ended December 31, 2017 compared to the year ended December 31, 2016.

        Adjusted EBITDA decreased by $40.2 million, to $310.4 million in the year ended December 31, 2017 from $350.6 million in the year ended December 31, 2016. The decrease was attributable to a $46.6 million decrease in operating revenues, which was partially offset by a $3.1 million decrease in operating expenses, a $2.6 million operating performance improvement on equity investments and a $0.7 million decrease in other expenses in the year ended December 31, 2017 compared to the year ended December 31, 2016.

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

Bank Agreement

        As noted above, on January 24, 2011, we entered into an agreement, which is referred to as the Bank Agreement, that, upon its effectiveness on March 4, 2011, superseded, amended and supplemented the terms of each of our then- existing credit facilities ("pre-existing Credit Facilities") (other than our credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages. As of February 28, 2018, we have not yet refinanced $2.1 billion of our debt falling due on December 31, 2018. Additionally, as of December 31, 2017 and December 31, 2016, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants of the Bank Agreement. As a result of these covenant breaches, the lenders have the right to call our debt. For additional details, please see Note 11, Long-term Debt, to our consolidated financial statements included elsewhere herein.

  Interest

        Under the terms of the Bank Agreement, borrowings under each of our pre-existing Credit Facilities, which excludes the KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, bears interest at an annual interest rate of LIBOR plus a margin of 1.85%.

  Scheduled Principal Payments

        Under the terms of the Bank Agreement we are required to make quarterly principal payments in fixed amounts, in relation to our total debt commitments from our lenders under the Bank Agreement and the January 2011 Credit Facilities (see "January 2011 Credit Facilities" below), as specified in the table below (in thousands):

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2018	$32,586	$37,589	$44,403	$45,337	$2,055,295	$2,215,210

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

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Maersk Enping (ex Hyundai Smart), Maersk Exeter (ex Hyundai Speed), MSC Ambition (ex Hyundai Ambition), Hyundai Honour (ex Hyundai Together), Hyundai Respect (ex Hyundai Tenacity), Express Athens, Express Rome, Express Berlin and the CMA CGM Rabelais) collateralizing the 2011 January Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) our aggregate debt outstanding under the January 2011 Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

        As a result of a decrease in our operating income and a related decrease in charter attached market value of certain of our vessels caused mainly by the loss of contractual revenue from Hanjin Shipping in 2016, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to our loan facilities as of December 31, 2017 and December 31, 2016. Although none of our lenders have exercised their right to do so, as a result of these covenant breaches, our lenders have the right to call the debt. We have therefore classified our long-term debt, net of deferred finance costs as current as of December 31, 2017 and December 31, 2016.

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

January 2011 Credit Facilities (HSH Nordbank—Aegean Baltic Bank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citibank-Eurobank)

        On January 24, 2011, as contemplated by the Bank Agreement, we entered into agreements for the following new term loan credit facilities ("January 2011 Credit Facilities") to finance newbuildings which were delivered in 2011 and 2012:

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Maersk Exeter (ex Hyundai Speed), the Express Rome and the CMA CGM Rabelais and customary shipping industry collateral related thereto;

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Maersk Enping (ex Hyundai Smart) and the Express Berlin and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by the Express Athens and customary shipping industry collateral related thereto;

  (iv)
  a $83.9 million new club credit facility provided, on a pro- rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by the Hyundai Honour (ex Hyundai Together) and Hyundai Respect (ex Hyundai Tenacity) and customary shipping industry collateral related thereto. This facility was fully repaid in the year ended December 31, 2017; and

  (v)
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the MSC Ambition (ex Hyundai Ambition) and customary shipping industry collateral related thereto ((i)-(v), collectively, the "New Credit Facilities").

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

  Collateral and Guarantees

        Lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Honour (ex Hyundai Together) and Hyundai Respect (ex Hyundai Tenacity) as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such January 2011 Credit Facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on MSC Ambition (ex Hyundai Ambition) as collateral in respect of its previously unsecured interest rate arrangements with them.

        In addition, HSH Nordbank—Aegean Baltic—Piraeus Bank also received a second lien on the Deva, the Europe and the CSCL Pusan as collateral in respect of all borrowings from HSH Nordbank—Aegean Baltic—Piraeus Bank. RBS also received a second lien on the Derby D, the CSCL America and the CSCL Le Havre as collateral in respect of all borrowings from RBS. In 2016, following the repayment of the KEXIM loan, the second lien on the CSCL America became a first lien on RBS loan and the second lien on the Europe became a first lien on HSH Nordbank—Aegean Baltic—Piraeus Bank loan.

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

  Collateral

        The Sinosure-CEXIM Credit Facility is secured by customary shipping industry collateral relating to the financed vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing the respective tranche.

Exit Fees

        We are required to pay an Initial Exit Fee of $15.0 million. Furthermore, we are required to pay an Additional Exit Fee of $10.0 million, as we did not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. In the year ended December 31, 2017 we have paid $1.0 million of Exit Fees on loan facilities fully repaid within the year. The Exit Fees accrete in the consolidated Statements of Operations over the life of the respective facilities (with the effective interest method) and are reported under "Long-term debt, net" in the consolidated Balance Sheets. We had recognized under "Current portion of long-term debt, net" an amount of accrued exit fees of $21.1 million and $18.9 million as of December 31, 2017 and December 31, 2016, respectively. Exit fees of $3.2 million, $3.4 million and $3.6 million were accrued in the years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under the Bank Agreement and the January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants have an exercise price of $7.00 per share. All of these warrants will expire on January 31, 2019.

Credit Facilities

        We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 11 to our consolidated financial statements included in this annual report. The following summarizes certain terms of our credit facilities:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$634.9	The Hyundai Progress, the Highway (ex Hyundai Highway), the Bridge (ex Hyundai Bridge), the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the CSCL America and the CMA CGM Melisande
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank(3)	$622.9	The Vladivostok (ex Hyundai Vladivostok), the Advance (ex Hyundai Advance), the Stride (ex Hyundai Stride), the Future (ex Hyundai Future), the Sprinter (ex Hyundai Sprinter), the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe and the Priority
Citibank	$117.3	The CMA CGM Moliere, the CMA CGM Musset , the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
Deutsche Bank	$156.1	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston (ex OOCL Istanbul), the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
Credit Suisse	$176.2	The Zim Luanda, the CMA CGM Nerval and the YM Mandate the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
ABN Amro—Bank of America Merrill Lynch—Burlington—National Bank of Greece	$199.3	The Colombo, the YM Seattle, the YM Vancouver and the Singapore (ex YM Singapore)
EnTrustPermal—Credit Suisse—CitiGroup	$220.7	The Zim Dalian (ex OOCL Novorossiysk), the Express Brazil, the YM Maturity, the Express Black Sea, the CMA CGM Attila, the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
KEXIM-ABN Amro	$23.1	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank(3)	$17.2	The Maersk Exeter (ex Hyundai Speed), the Express Rome and the CMA CGM Rabelais
RBS(2)	$24.3	The Maersk Enping (ex Hyundai Smart) and the Express Berlin
ABN Amro Club Facility	$8.8	The Express Athens
Citibank-Eurobank	$37.6	The MSC Ambition (ex Hyundai Ambition)
Sinosure-CEXIM-Citibank-ABN Amro	$81.3	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2017.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva and the CSCL Pusan.

        As of December 31, 2017, there was no remaining borrowing availability under any of the Company's credit facilities.

        The weighted average interest rate on our borrowings for the years ended December 31, 2017, 2016 and 2015 was 3.1%, 2.6% and 2.4%, respectively.

        As described above, the interest rate, amortization profile and certain other terms of each of our previously existing credit facilities were adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement, but was amended through a separate supplemental agreement signed on September 12, 2013. Our KEXIM-ABN Amro credit facility, under which $14.1 million of the outstanding indebtedness, as of December 31, 2017, bears interest at a fixed rate of 5.52% and $9.0 million of the outstanding indebtedness, as of December 31, 2017, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2018 and September 2018 (in respect of the fixed rate tranche) and November 2018 and September 2018 (in respect of the floating rate tranche), respectively.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2017 were:

	Payments Due by Period
	Total	Less than 1 year (2018)	1 - 3 years (2019 - 2020)	3 - 5 years (2021 - 2023)
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$2,319,679	$2,258,659	$40,680	$20,340

Long-term debt obligations including both contractual fixed and estimated variable debt principal repayments(2)	$2,319,679	$2,258,659	$40,680	$20,340
Interest on long-term debt obligations(3)	$87,047	82,322	4,146	579
Payments to our manager(4)	$22,062	22,062	—	—

Total	$2,428,788	$2,363,043	$44,826	$20,919

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2017 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include only the contractually fixed principal payments, and no variable amortization amounts and assume debt will not be called by the lenders earlier due to the breaches of financial covenants. The last payment, due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization.

  These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM and KEXIM-ABN Amro credit facilities.

(2)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2017 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter (refer to "—Bank Agreement—Principal Payments" above). These amounts include both the contractually fixed principal payments, as well as management's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM and KEXIM-ABN Amro credit facilities.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2017 giving effect to the Bank Agreement under which we are required to make quarterly principal payments in fixed amounts and additional principal payments in such amounts that, together with the fixed principal payment, equals a certain percentage of our Actual Free Cash Flow each quarter. The calculation of interest is based on outstanding debt balances as of December 31, 2017 amortized by both the contractual fixed and variable amortization payments, with such variable amortization payments based on management estimates as described in footnote 2 to this table above. The interest payments in this table are based on an assumed LIBOR rate of 1.79% in 2018, 1.98% in 2019 and up to a maximum of 2.21% thereafter. The actual variable amortization we pay may differ from management's estimates, which would result in different interest payment obligations.

(4)
Under our management agreement with Danaos Shipping, effective January 1, 2015, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2017, we had a fleet of 55 containerships, out of which 51 are on time charter and 4 on bareboat charter. These management fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2018, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, the charter rates for containerships generally improved in 2017 relative to 2016. The global demand for seaborne transportation of containerized cargoes is estimated to have increased modestly overall in 2017 due to growth on the North-South, intra-regional trades and mainlane trades and is expected to continue to rise in 2018 supported by improving world economic conditions. Containerships fleet capacity is however also expected to grow significantly due to new deliveries in 2018 with an increasing proportion accounted for by very large containerships. As such, container freight rates and containership charter rates are expected to remain under pressure. Overall, the global containership demand is expected to slightly exceed supply growth in 2018, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue.

        The idle containership fleet at the end of 2017 stood at approximately 1.8% of global fleet capacity. This represents a significant decrease compared to the 7% idle capacity at the end of 2016. Earnings improved with the guideline rate for a 4,400 TEU Panamax reaching $8,000 per day at the end of 2017 compared to $4,150 per day at the end of 2016. Containership newbuilding orders totaled 0.7 million TEU in 2017 compared to 0.3 million TEU ordered in 2016, although still representing a subdued annual level compared to that seen in 2015. The size of the order book compared to global fleet capacity was approximately 13% as of the end of 2017 compared to approximately 16% as of the end of 2016, down from record high levels in 2008 but still relatively high compared to historical averages. In particular, larger containerships of greater than 10,000 TEU represent a significant majority of the order book with approximately 2.2 million TEU of vessels of over 10,000 TEU scheduled to be delivered between 2018 and 2020. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. A number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as many entered into consolidating mergers or form cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

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

        We acquired certain vessels in the secondhand market in prior years, all of which were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. Following adoption of ASU 2017-01 "Business Combinations (Topic 805)" on January 1, 2018, we will evaluate if any vessel acquisition in secondhand market will constitute as a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets will be considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

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

  Impairment of Securities

        With regard to our equity securities in ZIM, which were initially recognized at cost of $28.7 million, we evaluate if any event or change in circumstances has occurred in the reporting period that may have a significant adverse effect on the fair value of our investment. If an event or change that causes an adverse effect on the fair value of our investment occurs, as evidenced by the presence of an impairment indicator, the fair value of our investment should be estimated. In 2016, ZIM experienced significant deterioration of its financial results, reported significant operating losses, negative equity and negative working capital mainly as a result of the adverse change in the general containership market conditions. As a result of these adverse conditions, we estimated the fair value of our equity investment in ZIM at nil, therefore we recorded an impairment loss amounting to $28.7 million as of December 31, 2016, which was recognized under "Other income/(expenses), net" in the Consolidated Statements of Operations.

        With regard to our debt securities in ZIM and HMM, we originally recognized these securities as held to maturity based on our positive intent and ability to hold these securities to maturity. These securities were initially recognized at amortized costs, net of other than temporary impairment losses. We evaluate these securities for other than temporary impairment at each reporting date. Debt securities are considered impaired if the fair value of the investment is less than its amortized costs. In our evaluation we consider the following (i) if we intend to sell these debt securities, (ii) it is more likely than not that we will be required to sell these securities before the recovery of their entire amortized cost basis or (iii) if a credit loss exists, which means that we do not expect to recover the entire amortized cost basis of these securities. With regard to ZIM debt securities, as a result of the deterioration of ZIM's financial results in 2016, as described above, we do not expect the present value of future cash flows to be collected to exceed their amortized cost basis due to a change in the timing of these expected cash flows. Thus other than temporary impairment, a credit loss, has occurred as of December 31, 2016 amounting to $0.7 million, which was recognized under "Other income/(expenses), net" in the Consolidated Statements of Operations.

        On March 28, 2017, we sold $13.0 million principal amount of HMM notes carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were used to repay related outstanding debt obligations. The loss on sale of $2.4 million was recognized under "Other income/(expenses), net" in the Consolidated Statements of Operations for the year ended December 31, 2017.

The sale of these notes resulted in a transfer of all remaining held to maturity HMM notes and ZIM notes into the available for sale securities at fair value and unrealized losses amounting to $26.6 million as of December 31, 2017 were recognized in other comprehensive loss. As of December 31, 2017, we do not intend to sell these debt securities and we evaluate that it is not more likely than not that we will be required to sell these debt securities before the recovery of their amortized cost basis. No other than temporary impairment loss was identified with regard to HMM and ZIM debt securities as of December 31, 2017.

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

        As of December 31, 2017, we concluded that there are no events and circumstances, which may trigger the existence of potential impairment of our vessels. The indicators which we considered were mainly the current improved charter market conditions and the improved vessel's market value compared to the prior year, as well as the potential impact the current marketplace may have on our future operations. Additionally, we have not lost any significant charterer in 2017 as was the case in 2016 and the current improved market rates and the improved charter market supply demand conditions contributed to a better operating results reported by our charterers in 2017 compared to 2016. Refer also to the section "Trend Information" above. Based on our current assessment, two vessels with long-term bareboat charters expiring in 2028 and twenty-five of our vessels, which were impaired as of December 31, 2016 to their fair value (see the table presented below), have their estimated market value higher than their carrying value as of December 31, 2017. We believe that it can be reasonable anticipated that each of these twenty-seven vessels will recover their carrying values through the end of their useful lives. The remaining twenty-eight vessels in our fleet may have current aggregate estimated market values below their aggregate carrying values by approximately $590.5 million as of December 31, 2017. As of December 31, 2016, the aggregate carrying values of 23 vessels exceeded their aggregate estimated fair value by approximately $637.9 million. However, we believe that each of these twenty-eight vessels, twenty-five of which are currently under long-term time charters expiring from July 2018 through June 2024 and three of which are currently under short-term time charters, will recover their carrying values through the end of their useful lives, given the remaining average estimated useful life of these twenty-eight vessels is 22 years as of December 31, 2017 and given the current estimated future time charter rates anticipated following the termination of their current time charters or bareboat charters compared to the prior year when these vessels were tested for impairment, based on publications by independent third party maritime research services that provide such forecasts.

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

        As of December 31, 2016, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. We had five 2012-built 13,100 TEU vessels employed on 12-year charters, with breakeven rechartering rates of about $14,922 per day on average. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates was episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control we believe that the appropriate historical average time charter rates to use as a benchmark for impairment testing of our vessels are the most recent 10 to 15 year averages, to the extent available, as such averages take into account the volatility and cyclicality of the market. Management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

        In addition, we used annual operating expenses escalation factors and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of containers, (iii) greater than anticipated levels of containership newbuilding orders or lower than anticipated levels of containership scrappings, and (iv) changes in rules and regulations applicable to the shipping industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment were reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their low levels or whether they will improve by a significant degree.

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

        While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company's vessels. The carrying value of each of the Company's vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company's estimates of market values are based on an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations, and is also in accordance with its vessels' market valuation, determined as of the dates indicated, following the methodology as described in its credit facilities and accepted by its lenders. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel's carrying value is not recoverable as discussed above.

Vessel	TEU	Year Built	Net Book Value December 31, 2017 (In thousands of Dollars)	Net Book Value December 31, 2016 (In thousands of Dollars)
Hyundai Honour (ex Hyundai Together)(2)	13,100	2012	146,915	152,464
Hyundai Respect (ex Hyundai Tenacity)(2)	13,100	2012	146,786	152,316
Maersk Exeter (ex Hyundai Speed)(2)	13,100	2012	148,889	154,445
Maersk Enping (ex Hyundai Smart)(2)	13,100	2012	148,319	153,874
MSC Ambition (ex Hyundai Ambition)(2)	13,100	2012	149,430	154,992
Express Berlin(2)	10,100	2011	123,076	127,464
Express Rome(2)	10,100	2011	123,518	127,918
Express Athens(2)	10,100	2011	123,695	128,079
CSCL Le Havre(2)	9,580	2006	56,063	58,467
CSCL Pusan(2)	9,580	2006	55,026	57,399
CMA CGM Melisande(2)	8,530	2012	102,003	105,666
CMA CGM Attila(2)	8,530	2011	96,992	100,516
CMA CGM Tancredi(2)	8,530	2011	98,981	102,688
CMA CGM Bianca(2)	8,530	2011	99,598	103,117
CMA CGM Samson(2)	8,530	2011	99,685	103,249
CSCL America(2)	8,468	2004	45,134	47,189
Europe(2)	8,468	2004	44,344	46,367
CMA CGM Moliere(2)	6,500	2009	73,112	76,095
CMA CGM Musset(2)	6,500	2010	74,456	77,443
CMA CGM Nerval(2)	6,500	2010	74,967	77,952
CMA CGM Rabelais(2)	6,500	2010	75,726	78,728
CMA CGM Racine(2)	6,500	2010	75,656	78,638
YM Mandate	6,500	2010	79,507	82,728
YM Maturity	6,500	2010	80,514	83,746
Performance(1)	6,402	2002	8,457	8,350
Priority(1)	6,402	2002	8,348	8,350
YM Seattle(1)	4,253	2007	16,417	17,000
YM Vancouver(1)	4,253	2007	17,256	17,875
ZIM Rio Grande(2)	4,253	2008	46,168	48,175
ZIM Sao Paolo(2)	4,253	2008	46,747	48,764
ZIM Kingston (ex OOCL Istanbul)(2)	4,253	2008	46,983	48,999
ZIM Monaco(2)	4,253	2009	47,593	49,622
ZIM Dalian (ex OOCL Novorossiysk)(2)	4,253	2009	47,766	49,773
ZIM Luanda(2)	4,253	2009	48,481	50,501
Derby D(1)	4,253	2004	5,218	5,225
Deva(1)	4,253	2004	5,211	5,225
Dimitris C(1)	3,430	2001	4,994	5,025
Express Brazil(1)	3,400	2010	7,107	7,250
Express France(1)	3,400	2010	7,114	7,250
Express Spain(1)	3,400	2011	7,494	7,650
Express Argentina(1)	3,400	2010	7,110	7,250

Vessel	TEU	Year Built	Net Book Value December 31, 2017 (In thousands of Dollars)	Net Book Value December 31, 2016 (In thousands of Dollars)
Express Black Sea(1)	3,400	2011	7,495	7,650
Colombo(1)	3,314	2004	15,947	15,609
Singapore (ex YM Singapore)(1)	3,314	2004	18,640	18,406
MSC Zebra(1)	2,602	2001	4,012	4,050
Danae C(1)	2,524	2001	3,552	3,575
Amalia C(1)	2,452	1998	3,318	3,350
Advance (ex Hyundai Advance)(1)	2,200	1997	2,684	3,511
Future (ex Hyundai Future)(1)	2,200	1997	2,677	3,647
Sprinter (ex Hyundai Sprinter)(1)	2,200	1997	2,687	3,689
Stride (ex Hyundai Stride)(1)	2,200	1997	2,684	3,562
Hyundai Progress(1)	2,200	1998	2,830	4,066
Bridge (ex Hyundai Bridge)(1)	2,200	1998	2,952	4,183
Highway (ex Hyundai Highway)(1)	2,200	1998	2,949	4,177
Vladivostok (ex Hyundai Vladivostok)(1)	2,200	1997	2,687	3,422

Total			$2,795,971	$2,906,721

(1)
As of December 31, 2016, we recorded an impairment loss of $415.1 million in aggregate for these twenty-five vessels, with each vessel written down to its fair value.

(2)
Indicates vessels for which, as of December 31, 2017, the estimated market value is lower than the vessel's carrying value. The aggregate carrying values of these twenty-eight vessels exceeded their current aggregate estimated market value by approximately $590.5 million as of December 31, 2017 and by approximately $637.9 million as of December 31, 2016 in relation to twenty-three vessels. We believe, however, that each of these twenty-eight vessels, twenty-five of which are currently under long-term time charters expiring from July 2018 through June 2024 and three of which are currently under short-term time charters, will recover their carrying values through the end of their useful lives, given the remaining average estimated useful life of these twenty-eight vessels is 22 years as of December 31, 2017 and given the current estimated future time charter rates anticipated following the termination of their current time charters or bareboat charters compared to the prior year when these vessels were tested for impairment, based on publications by independent third party maritime research services that provide such forecasts. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life. Other than twenty-three vessels which had aggregate carrying values that were $637.9 million in excess of their aggregate estimated market values as of December 31, 2016, no other vessels had carrying values in excess of their estimated market values as of December 31, 2016.

        In connection with the impairment testing of our vessels as of December 31, 2016, for the twenty-three vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these twenty-three vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

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

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2016 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts of our three 10,100 TEU vessels, two 9,580 TEU vessels, five 8,530 TEU vessels, two 8,486 TEU vessels, five 6,500 TEU vessels and six 4,253 TEU vessels, then the carrying values of the respective vessels as of December 31, 2016, which were under time charters expiring from June 2017 through November 2023 would not have been recovered. As noted above, we believe that the appropriate historical period to be used as a reference for the purposes of impairment testing of these vessels should be from 10 to 15 years as such averages take into account the volatility and cyclicality of the market. Additionally, on the premise of a 30 year useful life, given that these vessels will have a remaining life above 15 years when they come off charter, the historical 10 to 15 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        We also performed a sensitivity analysis on the other 7 vessels identified as having current market values exceeding their carrying values as of December 31, 2016, which indicated that if we had used the historical average one-year charter rates for corresponding size vessels (for our five 13,100 TEU vessels, rates for 9,500 to 10,100 TEU vessels were used for purposes of this sensitivity analysis) for the most recent 1, 3 or 5 year periods, the cash flow forecasts would still have resulted in each vessel's carrying cost being recovered for all vessels. The breakeven re-chartering rates for all 7 vessels ranged from zero, in two cases, and otherwise $14,922 per day. We believe that each of these 7 vessels, which had an average remaining useful life of about 25 years, an average remaining charter duration of about 8 years and an average useful life after the end of their current charters of about 17 years as of December 31, 2016, can be reasonably anticipated to recover their carrying values through the end of their useful lives. Furthermore, as discussed above, the Company's internal analysis suggested that each of these vessels had a market value in excess of its carrying value as of December 31, 2016.

Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts with Customers: Deferral of the Effective Date" ("ASU 2015-014"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. The amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. We will adopt these standards as of January 1, 2018 and are currently evaluating the impact that the adoption of the new standard will have on our consolidated financial statements. The adoption of these standards is not expected to have a material impact on our operating revenue since virtually all of our operating revenues are generated from time charter and bareboat charter agreements.

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early application is not permitted. The adoption of the standard is not expected to have a material impact on our consolidated financial statements and notes disclosures.

        In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 will apply to both types of leases—capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016—02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In January 2018, the FASB issued a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. We plan to adopt the standard on January 1, 2019 and expect to elect the use of practical expedients. We have not completed our analysis of this ASU. Based on a preliminary assessment, we are expecting that the adoption will not have a material effect on our consolidated financial statements since the Company is primarily a lessor and the changes are fairly minor.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). The FASB issued ASU 2016-15 to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this update provide guidance on eight specific cash flow issues. Additionally, in November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash—a consensus of the FASB Emerging Issues Task Force" ("ASU 2016-18"), which requires that amounts described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. These revised standards are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The restricted cash balance of $2,812 thousand as of December 31, 2017 and December 31, 2016 would be subject to the change in the presentation in the consolidated statements of cash flows and notes disclosures.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 28, 2018, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	62	President and CEO and Class I Director
Iraklis Prokopakis	67	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	44	Chief Financial Officer and Secretary
Dimitris Vastarouchas	50	Deputy Chief Operating Officer
George Economou	65	Class II Director
Myles R. Itkin	70	Class I Director
Miklós Konkoly-Thege	75	Class III Director
William Repko	68	Class III Director

        The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2020 and the term of our Class III directors expires in 2019. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of the Union of Greek Shipowners and the Cyprus Union of Shipowners, member of the board of directors of HELMEPA (Hellenic Maritime Protection Agency), as well as Deputy Chairman of the board of directors of The Swedish Club. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 40 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners' Committee of the Korean Register of Shipping.

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 22 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

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

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 40 years of experience in the maritime industry. Mr. Economou began his career in 1976 and worked in shipping companies mostly in New York before starting his own company in 1986. Between 1986 and 1991, he invested and participated in the formation of numerous individual shipping companies. He has served as Chairman and Chief Executive Officer of Dryships Inc. since its incorporation in 2004 and as President until 2016. He successfully took the company public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou oversaw the company's growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW, an owner of rigs and ships involved in ultra deep water drilling, which is also trading on NASDAQ under the trading symbol: ORIG. Mr. Economou is also the Chairman of Ocean Rig UDW Inc. and served as Ocean Rig UDW Inc.'s Chief Executive Officer from 2010 to 2017. On March 23, 2017, Ocean Rig UDW Inc., its subsidiaries and certain initial supporting creditors entered into a restructuring agreement to be implemented by schemes of arrangement under Cayman Islands law and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

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

        Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate compensation of €1.0 million ($1.1 million) for the period from May 1, 2015 to December 31, 2015, €1.5 million ($1.7 million) for the year ended December 31, 2016 and €1.5 million ($1.8 million) for the year ended December 31, 2017. From January 1, 2014 to April 30, 2015, our manager provided us with the services of these officers. In 2015 (for the period from January 1, 2015 to April 30, 2015) we paid our manager a fee of €0.51 million ($0.56 million) for such services. Our executive officers are eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

        Our executive officers are entitled to severance payments for termination without "cause" or for "good reason" generally equal to (i) (x) the greater of (A) the remaining term of the agreements, which expire in December 2023, and (B) three times (y) the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €4.6 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.

Employees

        From May 1, 2015, we directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement from January 1, 2013 to April 30, 2015. Approximately 1,145 officers and crew members served on board the vessels we own as of December 31, 2017, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2017 and February 28, 2018, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

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

        During the year ended December 31, 2017, the board of directors held ten meetings. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Economou who did not attend any of the meetings of the Board. Our board of directors has determined that each of Messrs. Economou, Itkin, Konkoly-Thege, and Repko were independent within the requirements of the NYSE.

        To promote open discussion among the independent directors, those directors met, in 2017, ten times in regularly scheduled and ad hoc executive session without participation of our company's management and will continue to do so in 2018. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko, each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2017, there were six meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Miklós Konkoly-Thege (chairman), Iraklis Prokopakis and William Repko. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2017, there were five meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers,

(3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2017, there were six meetings of the nominating and corporate governance committee.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. During 2017, no shares of common stock were granted. As of December 15, 2016, the Company granted 25,000 shares and recorded an expense of $0.1 million, representing the fair value of the stock granted as at the date of the grant. This grant was cancelled on December 14, 2017. As of December 11, 2015, the Company granted 15,879 shares, to be distributed to the employees of the Manager and recorded an expense of $0.1 million, representing the fair value of the stock granted as at the date of the grant. During 2016, the Company issued 17,608 shares of common stock in partial settlement of 2015 and 2014 grants. As of December 10, 2014, the Company granted 115,185 shares to certain employees of the Manager, out of which 112,315 shares were issued and distributed to the employees of the Manager in 2015 and recorded in "General and Administrative Expenses" an expense of $0.6 million representing the fair value of the stock granted as at the date of grant. Refer to Note 18, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2017, 2016 and 2015, none of the directors elected to receive in Company shares his compensation. Refer to Note 18, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the trustee of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.8% of our outstanding common stock as of February 28, 2018. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of May 1, 2015. From January 1, 2014 to April 30, 2015, when we resumed directly employing our executive officers, our Manager also provided us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $16.9 million in 2017, $17.1 million in 2016 and $17.4 million in 2015. The related expenses are presented under "General and administrative expenses" on the Consolidated Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $34.0 million and $32.6 million as of December 31, 2017 and 2016, respectively.

  Management Agreement

        Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

  •
  technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and war risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

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

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. For 2018 we will pay our manager the following fees: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, from January 1, 2015 to April 30, 2015 our manager provided us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. We paid our manager fees of €0.5 million ($0.6 million), for the period from January 1, 2015 to April 30, 2015. From May 1, 2015, we have directly employed our executive officers.

        We also advance all technical vessel operating expenses with respect to each vessel in our fleet to enable our Manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, our Manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our Manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

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

  Non-competition

        Our Manager has agreed that, during the term of the management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas does not currently control any such vessel-owning entity or have an equity interest in any such entity. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500

TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels. In connection with our investment in Gemini (see "—Gemini Shipholdings Corporation" below), these restrictions on our Chief Executive Officer and our Manager were waived, with the approval of our independent directors, with respect to vessels acquired by Gemini.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2017, 2016 and 2015, we paid premiums of $4.6 million, $5.6 million and $6.3 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2018 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2018 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,799,352 shares of common stock outstanding as of February 28, 2018. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1)	67,828,140	61.8%
Chairman, President and Chief Executive Officer
Iraklis Prokopakis	471,384	*
Director, Senior Vice President and Chief Operating Officer
Evangelos Chatzis	125,000	*
Chief Financial Officer and Secretary
Dimitris Vastarouchas	89,931	*
Deputy Chief Operating Officer
George Economou(2)	21,621,621	19.7%
Director
Myles R. Itkin	—	—
Director
Miklós Konkoly-Thege	86,966	*
Director
William Repko	—	—
Director
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(3)	67,828,140	61.8%
Sphinx Investments Corp.(2)	21,621,621	19.7%
All executive officers and directors as a group (8 persons)	90,223,042	82.2%

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

(2)
According to an Amendment No. 1 to Schedule 13D filed with the SEC on December 22, 2016, Sphinx Investments Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company. Mr. George Economou, a member of our Board of Directors, may be deemed the beneficial owner of the shares held by Sphinx Investments Corp. The address of Sphinx Investments Corp. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta.

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

        As of February 28, 2018, we had approximately five stockholders of record, four of which were located in the United States and held an aggregate of 109,674,352 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 109,672,102 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 90,223,042 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and no shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

        The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2017 and 2016.

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

        Dividend Policy.    Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. Declaration and payment of any future dividend is subject to the discretion of our board of directors. In addition, under the Bank Agreement relating to various of our credit facilities, we generally will not be permitted to pay cash dividends or repurchase shares of our capital stock through December 31, 2018, absent a substantial reduction in our leverage. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See "Item 3. Key Information—Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to dividend payments, if any.

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

	High	Low
2013	$4.90	$2.76
2014	$7.75	$3.96
2015	$6.70	$4.56
2016 (Annual)	$6.14	$2.15
First Quarter	6.14	3.78
Second Quarter	4.35	2.70
Third Quarter	4.90	2.57
Fourth Quarter	4.40	2.15
2017 (Annual)	$3.00	$1.25
First Quarter	2.75	1.65
Second Quarter	1.85	1.25
Third Quarter	3.00	1.35
Fourth Quarter	1.75	1.40
August 2017	2.05	1.35
September 2017	1.58	1.35
October 2017	1.60	1.40
November 2017	1.75	1.45
December 2017	1.55	1.40
2018 First Quarter (through February 28, 2018)	$1.60	$1.25
January 2018	1.60	1.30
February 2018	1.38	1.25

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2017 and February 28, 2018, 109,799,352 shares were issued and outstanding and fully paid, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2017 and February 28, 2018, no shares were issued and outstanding and fully paid. One million shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan." All of our shares of stock are in registered form.

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

  Stockholder Rights Plan

  General

        Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, which, as amended, expires on December 17, 2018. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

        For a description of the Restructuring Agreement, dated January 24, 2011, between the Company, its subsidiaries and its lenders and swap- counterparties and lenders and the Company's credit facilities and financing arrangements, please see "Item 5. Operating and Financial Review and Prospects—Bank Agreement." For additional information regarding our credit facilities, including the financial covenants contained therein, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2017, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2017 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2017 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2017 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2017. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        We currently have no outstanding interest rate swaps agreements. However, in the past years, we entered into interest rate swap agreements designed to pro-actively and efficiently manage our floating rate exposure on our credit facilities. We have recognized these derivative instruments on the consolidated balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30, 2012. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss. On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under "Unrealized and Realized Losses on Derivatives" from the de-designation date forward. We have not held or issued derivative financial instruments for trading or other speculative purposes.

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

  Fair Value Interest Rate Swap Hedges

        These interest rate swaps were designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting our fixed rate loan facilities to floating rate debt. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

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

        The total fair value change of the interest rate swaps for the years ended December 31, 2017, 2016 and 2015, amounted to nil, $(0.1) million and $(0.5) million, respectively, and is included in the consolidated Statements of Operations in "Net unrealized and realized losses on derivatives".

        We reclassified from "Current portion of long-term debt" and "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to our earnings unrealized gains/losses an amount of nil, $0.4 million and $0.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.

  Cash Flow Interest Rate Swap Hedges

        In prior years, we decided to swap part of our interest expenses from floating to fixed. To this effect, we entered into interest rate swap transactions with varying start and maturity dates, in order to pro- actively and efficiently manage our floating rate exposure.

        These interest rate swaps were designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.

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

        We recorded in the consolidated Statements of Operations unrealized gains of nil, $4.5 million and $48.9 million in relation to fair value changes of cash flow interest rate swaps for the years ended December 31, 2017, 2016 and 2015, respectively. Furthermore, nil, $0.2 million and $32.6 million of unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2017, 2016 and 2015, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.7 million, $4.0 million and $4.0 million was reclassified into earnings for the years ended December 31, 2017, 2016 and 2015, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of $7.7 million in connection with the impairment losses recognized on the respective vessels for the year ended December 31, 2016.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2017, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2017 would result in a decrease of approximately $2.2 million in our earnings in 2018. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2017 we incurred approximately 24.9% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2017, approximately 34.2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2017. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2017, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2017, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2017.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2017 and 2016.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2017 and 2016 and breaks down these amounts by the category of service.

	2017	2016
	(in thousands of dollars)
Audit fees	$380.1	$362.0
Audit-related fees	43.0	—

Total fees	$423.1	$362.0

  Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. provided audit-related services related to agreed-upon procedures for the year ended December 31, 2017. No audit-related, tax or other services were provided for the year ended December 31, 2016.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any shares of our stock in any of the five years ended December 31, 2017.

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

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-49 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation(6)
1.2	Amended and Restated Bylaws(5)
2.1	Amended and Restated Warrant Agreement, dated as of May 10, 2011, between Danaos Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent(10)
4.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation(13)
4.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 4.1)
4.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas(1)
4.4	Stockholder Rights Agreement and Amendment No. 1(8)
4.4.1	Stockholder Rights Agreement Amendment No. 2(14)
4.4.2	Stockholder Rights Agreement Amendment No. 3(15)
4.4.3	Stockholder Rights Agreement Amendment No. 4(16)
4.5	2006 Equity Compensation Plan(1)
4.5.1	Amendment No. 1 to 2006 Equity Compensation Plan(17)
4.5.2	Directors' Share Payment Plan(4)
4.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG(1)
4.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea(1)
4.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and ABN Amro Bank (formerly Fortis Capital Corp.)(1)
4.9	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG(2)
4.10	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland(2)
4.11	Loan Agreement, dated February 15, 2008, with Credit Agricole (formerly Emporiki Bank of Greece S.A.)(3)
4.12	Loan Agreement, dated May 9, 2008, with Credit Suisse(4)
4.13	Loan Agreement, dated May 30, 2008, with Deutsche Bank(4)
4.14	Loan Agreement, dated July 29, 2008, with ABN Amro Bank (formerly Fortis Bank) (acting as agent), Lloyds TSB and National Bank of Greece(4)
4.15	Supplemental Agreement, dated August 13, 2009, with ABN Amro Bank (formerly Fortis Bank), Lloyds TSB and National Bank of Greece, in respect of Loan Agreement, dated July 29, 2008(7)
4.16	Loan Agreement, dated February 2, 2009, with Commerzbank (formerly Deutsche Schiffsbank), Credit Suisse and Credit Agricole (formerly Emporiki Bank)(4)

Number	Description
4.17	Supplemental Letters, dated August 6, 2009 and December 15, 2009, with Deutsche Bank AG Filiale Deutschlandgeschaft, as agent, in respect of Loan Agreement, dated May 30, 2008(7)
4.18	Supplemental Letter Agreement, dated April 14, 2010, with Royal Bank of Scotland in respect of Loan Agreement dated February 20, 2007(7)
4.19	Restructuring Agreement, dated January 24, 2011, with the Company's lenders and swap-counterparties named therein, including form of intercreditor agreement(8)
4.20	Credit Facility, dated February 21, 2011, with Citibank (acting as an agent), ABN Amro and CEXIM(8)
4.20.1	Amended and Restated Facility Agreement with Citibank N.A. (acting as an agent), ABN Amro and CEXIM(12)
4.21	Credit Facility, dated January 24, 2011, with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank A.E.(8)
4.22	Credit Facility, dated January 24, 2011, with The Royal Bank of Scotland plc(8)
4.23	Credit Facility, dated January 24, 2011, with ABN Amro Bank N.V. and Lloyds TSB Bank PLC(8)
4.24
Credit Facility, dated January 24, 2011, with Credit Suisse AG, Deutsche Bank AG, Commerzbank (formerly Deutsche Schiffsbank Aktiengesellschaft) and Credit Agricole (formerly Emporiki Bank of Greece S.A.)(8)
4.25	Credit Facility, dated January 24, 2011, with Citibank, N.A., EFG Eurobank Ergasias S.A., Citibank, N.A., London Branch and Citibank International Plc(8)
4.26	Hyundai Vendor Financing Agreements(8)
4.27	Registration Rights Agreement, dated as of March 2, 2011, between Danaos Corporation and the warrant holders identified on the signatures pages thereto(8)
4.28	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale(9)
4.29	Supplemental Agreement, dated August 12, 2010, with KEXIM and ABN Amro and amendment thereto, dated February 9, 2012(11)
4.30	Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, Virage International Ltd. and Danaos Corporation(13)
8	Subsidiaries
11.1	Code of Business Conduct and Ethics(2)
11.2	Code of Conduct(2)
11.3	Code of Ethics(2)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended

Number	Description
13.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
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

(13)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on March 15, 2016.

(14)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on September 16, 2016.

(15)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on December 16, 2016.

(16)
Previously filed as an exhibit to the Company's Report on Form 6-K filed with the SEC on December 15, 2017.

(17)
Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on March 6, 2017.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION
/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 7, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and the stockholders of Danaos Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has negative working capital and inability to comply with certain financial covenants under its current debt agreements as of December 31, 2017 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" under item 15(b) of the Company's 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 7, 2018

        We have served as the Company's auditor since 2000.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
	Notes	December 31, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$66,895	$73,717
Restricted cash	4	2,812	2,812
Accounts receivable, net	14c	6,502	8,028
Inventories		8,841	11,395
Prepaid expenses		1,234	1,351
Due from related parties	12	34,007	32,603
Other current assets		5,708	6,048

Total current assets		125,999	135,954

NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $763,190 (2016: $647,962)	5	2,795,971	2,906,721
Deferred charges, net	6	8,962	8,199
Investments in affiliates	7	5,998	5,033
Other non-current assets	8	49,466	71,157

Total non-current assets		2,860,397	2,991,110

Total assets		$2,986,396	$3,127,064

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$11,371	$11,156
Accrued liabilities	9	15,226	15,464
Current portion of long-term debt, net	11	2,329,601	2,504,932
Unearned revenue	8	22,853	27,724
Other current liabilities		788	7,005

Total current liabilities		2,379,839	2,566,281

LONG-TERM LIABILITIES
Long-term debt, net	11	—	—
Unearned revenue, net of current portion	8	56,159	70,589
Other long-term liabilities		1,693	2,481

Total long-term liabilities		57,852	73,070

Total liabilities		2,437,691	2,639,351

Commitments and Contingencies	17	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2017 and December 31, 2016)	19	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2017 and December 31, 2016. 109,799,352 issued and outstanding as of December 31, 2017 and December 31, 2016)	19	1,098	1,098
Additional paid-in capital		546,898	546,898
Accumulated other comprehensive loss	8,14a	(114,076)	(91,163)
Retained earnings		114,785	30,880

Total stockholders' equity		548,705	487,713

Total liabilities and stockholders' equity		$2,986,396	$3,127,064

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2017	2016	2015
OPERATING REVENUES	15, 16	$451,731	$498,332	$567,936
OPERATING EXPENSES
Voyage expenses	12	(12,587)	(13,925)	(12,284)
Vessel operating expenses	12	(106,999)	(109,384)	(112,736)
Depreciation	5	(115,228)	(129,045)	(131,783)
Amortization of deferred drydocking and special survey costs	6	(6,748)	(5,528)	(3,845)
Impairment loss	5	—	(415,118)	(41,080)
Bad debt expense	14c, 17	—	(15,834)	—
General and administrative expenses	12	(22,672)	(22,105)	(21,831)
Loss on sale of vessels	5	—	(36)	—

Income/(loss) from operations		187,497	(212,643)	244,377

OTHER INCOME (EXPENSES):
Interest income		5,576	4,682	3,419
Interest expense		(86,556)	(82,966)	(84,435)
Other finance expenses		(4,126)	(4,932)	(4,658)
Equity income/(loss) on investments	7	965	(16,252)	(1,941)
Other income/(expense), net	8, 11	(15,757)	(41,602)	111
Net unrealized and realized losses on derivatives	14	(3,694)	(12,482)	(39,857)

Total Other Expenses, net		(103,592)	(153,552)	(127,361)

Net Income/(Loss)		$83,905	$(366,195)	$117,016

EARNINGS/(LOSS) PER SHARE
Basic and diluted earnings/(loss) per share		$0.76	$(3.34)	$1.07

Basic and diluted weighted average number of common shares	20	109,824,329	109,801,586	109,785,484

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2017	2016	2015
Net Income/(Loss)		$83,905	$(366,195)	$117,016

Other comprehensive income/(loss):
Unrealized losses on available for sale securities	8	(26,607)	—	—
Amortization of deferred realized losses on cash flow hedges	14a	3,694	4,028	4,017
Accelerated amortization of deferred realized losses on cash flow hedges	14a	—	7,706	—
Reclassification of unrealized losses to earnings		—	184	32,644

Total Other Comprehensive Income/(Loss)		(22,913)	11,918	36,661

Comprehensive Income/(Loss)		$60,992	$(354,277)	$153,677

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock
				Accumulated other comprehensive loss
	Number of shares	Par value	Additional paid-in capital		Retained earnings	Total
As of January 1, 2015	109,669	$1,097	$546,735	$(139,742)	$280,059	$688,149
Net Income	—	—	—	—	117,016	117,016
Net movement in other comprehensive income	—	—	—	36,661	—	36,661
Issuance of common stock	113	1	(1)	—	—	—
Stock compensation	—	—	88	—	—	88

As of December 31, 2015	109,782	1,098	$546,822	$(103,081)	$397,075	$841,914

Net Loss	—	—	—	—	(366,195)	(366,195)
Net movement in other comprehensive income	—	—	—	11,918	—	11,918
Issuance of common stock	17	—	—	—	—	—
Stock compensation	—	—	76	—	—	76

As of December 31, 2016	109,799	1,098	$546,898	$(91,163)	$30,880	$487,713

Net Income	—	—	—	—	83,905	83,905
Net movement in other comprehensive income	—	—	—	(22,913)	—	(22,913)

As of December 31, 2017	109,799	1,098	$546,898	$(114,076)	$114,785	$548,705

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income/(loss)	$83,905	$(366,195)	$117,016
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	115,228	129,045	131,783
Amortization of deferred drydocking and special survey costs	6,748	5,528	3,845
Impairment losses	—	444,502	41,080
Amortization of finance costs	11,153	12,652	14,038
Exit fees accrued on debt	3,169	3,447	3,639
Bad debt expense	—	15,834	—
Loss on sale of securities	2,357	12,906	—
Payments for drydocking and special survey costs deferred	(7,511)	(8,976)	(2,341)
Loss on sale of vessels	—	36	—
Stock based compensation	—	76	88
Amortization of deferred realized losses on interest rate swaps	3,694	11,734	4,017
Unrealized gains on derivatives	—	(4,649)	(16,285)
Equity (income)/loss on investments	(965)	16,252	1,941
(Increase)/Decrease in:
Accounts receivable	(2,544)	(13,210)	(2,748)
Inventories	2,554	(355)	625
Prepaid expenses	117	(654)	16
Due from related parties	(1,404)	(13,596)	(8,410)
Other assets, current and non-current	(9,099)	(5,455)	2,975
Increase/(Decrease) in:
Accounts payable	215	(383)	(971)
Accrued liabilities	(238)	1,450	(10,691)
Unearned revenue, current and long-term	(19,301)	26,501	(9,852)
Other liabilities, current and long-term	(7,005)	(4,523)	1,911

Net cash provided by operating activities	181,073	261,967	271,676

Cash flows from investing activities
Vessels additions	(4,478)	(4,561)	(1,112)
Investments in affiliates	—	(9,996)	(13,230)
Net proceeds from sale of securities	6,236	—	—
Net proceeds from sale of vessels	—	5,178	1,050

Net cash provided by/(used in) investing activities	1,758	(9,379)	(13,292)

Cash flows from financing activities
Payments of long-term debt	(189,653)	(251,130)	(178,808)
Payments of vendor financing	—	—	(64,367)
Deferred finance costs	—	—	(692)
Decrease in restricted cash	—	6	6

Net cash used in financing activities	(189,653)	(251,124)	(243,861)

Net increase/(decrease) in cash and cash equivalents	(6,822)	1,464	14,523
Cash and cash equivalents, beginning of year	73,717	72,253	57,730

Cash and cash equivalents, end of year	$66,895	$73,717	$72,253

Supplemental cash flow information
Cash paid for interest	$74,643	$69,180	$71,795
Non-cash investing and financing activities
Acquisition of debt securities and equity investment	—	$24,627	—

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of Danaos Corporation and its subsidiaries (the "Company") is the United States Dollar.

        Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 19, "Stockholders' Equity".

        The Company's vessels operate worldwide, carrying containers for many established charterers.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, "Significant Accounting Policies") that are under the exclusive management of a related party of the Company (refer to Note 12, "Related Party Transactions").

        The consolidated financial statements of the Company have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of operations, consolidated statements of comprehensive income/(loss), cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The Company's consolidated financial statement have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. There are conditions and events, which raise substantial doubt about the Company's ability to continue as a going concern and the ability to meet its obligations as they become due within one year after these consolidated financial statements are issued. However, the Company's going concern assumption is based on management's intention to complete the restructuring of the Company's debt before December 31, 2018. Refer to Note 3, "Going Concern" for further details.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

        As of December 31, 2017, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour (ex Hyundai Together)	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect (ex Hyundai Tenacity)	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Maersk Enping (ex Hyundai Smart)	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter (ex Hyundai Speed)	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	MSC Ambition (ex Hyundai Ambition)	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian (ex OOCL Novorossiysk)	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston (ex OOCL Istanbul)	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore (ex YM Singapore)	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway (ex Hyundai Highway)	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge (ex Hyundai Bridge)	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok (ex Hyundai Vladivostok)	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance (ex Hyundai Advance)	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride (ex Hyundai Stride)	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future (ex Hyundai Future)	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter (ex Hyundai Sprinter)	1997	2,200
Vessels sold during 2016
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651

(1)
Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Reclassifications in Other Comprehensive Income/(Loss):    The Company had the following reclassifications out of Accumulated Other Comprehensive Loss as of December 31, 2017, 2016 and 2015, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income	2017	2016	2015
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	3,694	4,028	4,017
Accelerated amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	—	7,706	—
Reclassification of unrealized losses to earnings	Net unrealized and realized losses on derivatives	—	184	32,644

Total Reclassifications		$3,694	$11,918	$36,661

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Operations. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Operations for each of the years ended December 31, 2017, 2016 and 2015 were $0.4 million loss, $0.1 million loss and $0.1 million loss, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $66.9 million as of December 31, 2017 (December 31, 2016: $73.7 million) comprised cash balances and short-term deposits.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        Deferred Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method and are presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability. Additionally, amortization of deferred finance costs amounting to $11.2 million, $12.7 million and $14.0 million is included in interest expenses in the Consolidated Statements of Operations for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

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

        The Company has acquired certain vessels in the secondhand market in prior years, all of which were considered to be acquisitions of assets. Following adoption of ASU 2017-01 "Business Combinations (Topic 805)" on January 1, 2018, the Company will evaluate any vessel acquisition in secondhand market will constitute as a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets will be considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

        Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value (refer to Note 5, "Fixed Assets, net"). Management has estimated the useful life of the Company's vessels to be 30 years from the year built.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

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

        As of December 31, 2017, the Company concluded that there are no events and circumstances, which may trigger the existence of potential impairment of the Company's vessels. As of December 31, 2016 and December 31, 2015, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included loss of a charterer, volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2016 and December 31, 2015 in relation to laid up vessels; (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        As of December 31, 2016 and December 31, 2015, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers (on the basis of a commercial transaction between a willing buyer and a willing seller). As of December 31, 2016 and December 31, 2015, the Company recorded an impairment loss of $415.1 million and $39.0 million, respectively for its vessels mainly due to the decrease in the estimated average time charter equivalent rates for the remaining life of the vessels, after the completion of their current contracts. The impairment loss is included under "Impairment loss" in the Consolidated Statements of Operations.

        Investments in Debt Securities:    The Company classified its debt securities originally as held-to-maturity based on management's positive intent and ability to hold to maturity and were reported at amortized cost, subject to impairment up until December 31, 2016.

        During 2017, the Company sold a portion of its debt securities, originally classified as held to maturity and as such reclassified remaining held to maturity debt securities into the available for sale category. The transfer between the categories is accounted for at fair value. The unrealized holding gain/(loss) upon transfer from held to maturity category to available for sale category is recorded in accumulated other comprehensive income/(loss). Available for sale securities are carried at fair value with net unrealized gain/(loss) included in accumulated other comprehensive income/(loss), subject to impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Interest income, including amortization of premiums and accretion of discounts are recognized in the interest income in the consolidated statements of operations. Upon sale, realized gain/(loss) is recognized in the consolidated statement of operations based on specific identification method. Management evaluates securities for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its amortized cost. Consideration is given to: 1) if the Company intends to sell the security (that is, it has decided to sell

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

the security); 2) it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis; or 3) a credit loss exists—that is, the Company does not expect to recover the entire amortized cost basis of the security (the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

        Investments in Equity Securities:    The Company classifies its equity securities of ZIM at cost as the Company does not have the ability to exercise significant influence. Equity securities of HMM were acquired and held principally for the purpose of resale in the near term and were classified as trading securities based on management's intention on the date of acquisition and were recorded at fair value based on quoted market prices with changes in fair value and realized gains/(losses) presented under "Other income/(expenses), net" in the Consolidated Statements of Operations. The Company sold equity securities of HMM during 2016.

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

        Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company's fleet increases. Under multi-year time charters, the Company pays for vessel operating

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

expenses. Under bareboat charters, the Company's charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 12, "Related Party Transactions"), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

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

        If a substantial doubt to continue as a going concern is identified and after considering management's plans this substantial doubt is not alleviated the Company discloses the following: (i) a statement indicating that there is substantial doubt about the Company's ability to continue as a going concern, (ii) principal conditions or events that raised substantial doubt about the Company's ability to continue as a going concern, (iii) management's evaluation of the significance of those conditions or events in relation to the Company's ability to meet its obligations, and (iv) management's plans that are intended to mitigate the conditions or events that raised substantial doubt about the Company's ability to continue as a going concern.

        The Company updates the going concern disclosure in subsequent periods until the period in which substantial doubt no longer exists disclosing how the relevant conditions or events that raised substantial doubt were resolved.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        Earnings/(Loss) Per Share:    The Company has presented net earnings/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. The warrants issued in 2011 were excluded from the diluted earnings/(loss) per share for the year ended December 31, 2017, 2016 and 2015, because they were antidilutive. There are no other dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

granted under the Plan will be accounted for in accordance with the accounting guidance for share-based compensation arrangements.

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. Refer to Note 18, "Stock Based Compensation".

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan") under the Plan. The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 18, "Stock Based Compensation".

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in the form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 18, "Stock Based Compensation".

Recent Accounting Pronouncements:

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts with Customers: Deferral of the Effective Date" ("ASU 2015-14"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

versus Agent Considerations (Reporting Revenue Gross versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. The amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company will adopt these standards as of January 1, 2018 and is currently evaluating the impact that the adoption of the new standard will have on its consolidated financial statements. The adoption of these standards is not expected to have a material impact on the operating revenue of the Company since virtually all of its operating revenues are generated from time charter and bareboat charter agreements.

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early application is not permitted. The adoption of the standard is not expected to have a material impact on the consolidated financial statements and notes disclosures.

        In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 will apply to both types of leases—capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In January 2018, the FASB issued a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. The Company has not completed its analysis of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company is primarily a lessor and the changes are fairly minor.

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

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). The FASB issued ASU 2016-15 to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this update provide guidance on eight specific cash flow issues. Additionally, in November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash—a consensus of the FASB Emerging Issues Task Force" ("ASU 2016-18"), which requires that amounts described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. These revised standards are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The restricted cash balance of $2,812 thousand as of December 31, 2017 and December 31, 2016 would be subject to the change in the presentation in the consolidated statements of cash flows and notes disclosures.

3. Going Concern

        The principal amount of the Company's debt amounting to $2,258.7 million is due for repayment by December 31, 2018. Additionally, as a result of a decrease in operating income of the Company and the charter attached market value of certain of its vessels caused principally by the cancellation of eight charters, in 2016, with Hanjin Shipping, which is currently under bankruptcy proceedings with the Seoul Central District Court, the Company was in breach of certain financial covenants under its Bank Agreement and its other credit facilities as of December 31, 2017 and December 31, 2016. Although none of the Company's lenders have exercised their right to do so, as a result of these covenant breaches the Company's lenders have the right to call the debt. Refer to Note 11 for further details. The Company has therefore classified all of its long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,379.8 million substantially exceeding its total current assets amounting to $126.0 million as of December 31, 2017. The Company is currently in discussions

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Concern (Continued)

with its lenders regarding the non-compliance with these covenants and restructuring its indebtedness, substantially all of which matures in 2018. The Company will need to reach agreements with its lenders to restructure its debt by December 31, 2018 to avoid defaulting on such obligations, which would have a material adverse effect on the Company's business operations, financial condition and liquidity. Any such agreement, or the failure to reach such an agreement, could involve proceedings under court-supervision. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern and the ability to meet its obligations as they become due within one year after these consolidated financial statements are issued.

        The consolidated financial statements were prepared assuming that the Company will continue as a going concern based on management's intention to complete the restructuring of the Company's debt before December 31, 2018. Until an agreement with the Company's lenders is reached and completed, there will be substantial doubt over the Company's ability to continue as a going concern. In the meantime, the Company continues to generate positive cash flows from its operations and currently has sufficient liquidity to service all its operational obligations as well as all scheduled principal amortization and interest payments under the original terms of the debt agreements leading up to, but not including, the December 31, 2018 maturity date, and assuming none of the Company's lenders exercise their right to call the debt prior to its scheduled maturity. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4. Restricted Cash

        The Company was required to maintain cash of $2.8 million as of December 31, 2017 and December 31, 2016 in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company's Consolidated Balance Sheets.

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

        The net loss on sale of the vessels is separately reflected in the accompanying Consolidated Statements of Operations.

        As of December 31, 2017, the Company concluded that there are no events and circumstances, which may trigger the existence of potential impairment of the Company's vessels. The indicators which were considered were mainly the current improved charter market and the improved vessel's market values compared to the prior year, as well as the potential impact the current marketplace may have on our future operations. As of December 31, 2016 and December 31, 2015 the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included loss of a charterer in 2016, volatility in the spot market and decline in the vessels'

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, Net (Continued)

market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2016 and December 31, 2015, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2016 and December 31, 2015, the Company recorded an impairment loss of $415.1 million and $39.0 million, respectively for its vessels that are held and used, which is reflected under Impairment loss in the accompanying Consolidated Statements of Operations. There was no impairment loss as of December 31, 2017.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $378.2 million and $379.6 million as of December 31, 2017 and December 31, 2016, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

6. Deferred Charges, Net

        Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2015	$6,255
Additions	2,341
Amortization	(3,845)

As of December 31, 2015	$4,751
Additions	8,976
Amortization	(5,528)

As of December 31, 2016	$8,199
Additions	7,511
Amortization	(6,748)

As of December 31, 2017	$8,962

        The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, Net (Continued)

for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

7. Investments in affiliates

        In August 2015, an affiliated company Gemini Shipholdings Corporation ("Gemini") was formed by the Company and Virage International Ltd. ("Virage"), a company controlled by the Company's largest shareholder. Gemini acquired a 100% interest in two entities with capital leases for the Suez Canal and Genoa and two entities that own the container vessels NYK Lodestar and NYK Leo. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini's issued and outstanding share capital. As of December 31, 2017, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	NYK Lodestar	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	NYK Leo	2002	6,422	February 4, 2016

        The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under "Equity income/(loss) on investments" in the Consolidated Statements of Operations. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities. The net assets of Gemini total $12.2 million and $10.3 million as of December 31, 2017 and December 31, 2016, respectively. The Company's exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

        A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	2017	2016	2015
Current assets	$10,014	$10,829
Non-current assets	$40,901	$42,752
Current liabilities	$6,131	$6,890
Long-term liabilities	$32,544	$36,420
Net operating revenues	$17,388	$13,909	$1,775
Impairment loss	—	$29,881	—
Net income/(loss)	$1,969	$(33,168)	$(3,961)

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets

        Other non-current assets consisted of the following as at December 31 (in thousands):

	2017	2016
Available for sale securities:
ZIM notes, net	$21,093	—
HMM notes, net	13,509	—
Held to maturity securities:
ZIM notes, net	—	$40,232
HMM notes, net	—	25,651
Equity participation ZIM	—	—
Other assets	14,864	5,274

Total	$49,466	$71,157

        a.     ZIM

        In July 2014, after the charter restructuring agreements with ZIM, the Company obtained equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, consisting of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes. ZIM notes were originally classified as held to maturity securities and recorded at amortized costs less other than temporary impairment since initial recognition. The Company classifies its equity participation in ZIM at cost as the Company does not have the ability to exercise significant influence. In 2016, the Company tested for impairment of its equity participation in ZIM based on the existence of triggering events that indicate the interest in equity may have been impaired and recorded an impairment loss of $28.7 million, thus reducing its book value to nil. The Company also tests periodically for impairment of its investments in debt securities based on the existence of triggering events that indicate debt instruments may have been impaired. As of December 31, 2016, the Company recorded an impairment loss of $0.7 million impairment loss on ZIM notes, which were recognized under "Other Income/(Expenses), net" in the accompanying Consolidated Statements of Operations.

        In relation to ZIM Notes, the Company received redemption of $0.3 million in the year ended December 31, 2016. The Company recognized $1.3 million, $1.3 million and $1.1 million in relation to their fair value unwinding of ZIM notes in the Consolidated Statements of Operations in "Interest income" for years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively. Furthermore, for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the Company recognized in the Consolidated Statements of Operations in "Interest income", a non-cash interest income of $0.9 million, $0.9 million and $0.8 million, respectively, in relation to ZIM notes, which is accrued quarterly with deferred cash payment on maturity.

        Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels. This amount is recognized in the Consolidated Statements of Operations in "Operating revenues" over the remaining life of the respective time charters. For each of the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the Company recorded an amount of $6.0 million of unearned revenue amortization in "Operating revenues". As of December 31, 2017, the outstanding balances of the

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

current and non-current portion of unearned revenue in relation to ZIM amounted to $6.0 million and $12.5 million, respectively. As of December 31, 2016, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $6.0 million and $18.4 million, respectively. Refer to Note 14c, "Financial Instruments—Fair value of Financial Instruments".

        As of December 31, 2017, ZIM notes are in a continuous unrealized loss position for approximately 1 year. The Company considers the decline in fair value of ZIM notes as temporary.

        b.     HMM

        In July 2016, after the charter restructuring agreements with HMM, the Company obtained interest bearing senior unsecured HMM notes consisting of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022 and 4.6 million HMM shares. The HMM notes were originally classified as held to maturity securities and recorded at amortized costs less other than temporary impairment since initial recognition. Based on the management's intention, the HMM shares were held principally for the purpose of the resale in the near term and were classified as trading securities. The Company also tests periodically for impairment of its investments in debt securities based on the existence of triggering events that indicate debt instruments may have been impaired.

        On September 1, 2016, the Company sold all HMM shares obtained after the charter restructuring agreements with HMM for cash proceeds on sale of $38.1 million resulting in a loss on sale of $12.9 million, which was recorded under "Other income/(expenses), net" in the Consolidated Statement of Operations for the year ended December 31, 2016. The HMM shares were considered trading securities and the proceeds were classified as operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2016. The proceeds were used to repay outstanding debt obligations. Furthermore, for the years ended December 31, 2017 and December 31, 2016, the Company recognized $1.8 million and $1.0 million of non-cash interest income and fair value unwinding of HMM notes under "Interest income" in the Consolidated Statement of Operations.

        On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements, which represents non-cash transaction for the Statement of Cash Flows for the year ended December 31, 2016. The amortization of unearned revenue is recognized in the Consolidated Statement of Operations under "Operating revenues" over the remaining life of the respective charters. For the years ended December 31, 2017 and December 31, 2016, the Company recorded an amount of $15.6 million and $7.9 million, respectively of unearned revenue amortization. As of December 31, 2017, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.8 million and $43.4 million, respectively. As of December 31, 2016, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $15.6 million and $52.1 million, respectively. Refer also to Note 14c, "Financial Instruments—Fair value of Financial Instruments".

        As of December 31, 2017, HMM notes are in a continuous unrealized loss position for less than 12 months. The Company considers the decline in fair value of HMM notes as temporary.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Other Non-current Assets (Continued)

        c.     Transfer to Available for sale category

        On March 28, 2017, the Company sold $13.0 million principal amount of HMM Loan Notes 1 maturing in July 2024 carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were received in April 2017. The sale resulted in a loss of $2.4 million, which was recognized in the "Other income/(expenses), net" in the accompanying Consolidated Statements of Operations for year ended December 31, 2017. The proceeds were used to repay related outstanding debt obligations. The sale of these notes resulted in a transfer of all remaining held to maturity HMM and ZIM notes into the available for sale securities at fair value and unrealized losses, which were recognized in other comprehensive loss and are analyzed in the table below as of December 31, 2017 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
ZIM notes	$42,368	$21,093	$21,275
HMM notes	18,841	13,509	5,332

Total	$61,209	$34,602	$26,607

9. Accrued Liabilities

        Accrued liabilities consisted of the following as at December 31 (in thousands):

	2017	2016
Accrued payroll	$928	$1,032
Accrued interest	9,953	9,193
Accrued expenses	4,345	5,239

Total	$15,226	$15,464

        Accrued expenses mainly consisted of accruals related to the operation of the Company's fleet and other expenses as of December 31, 2017 and December 31, 2016.

10. Lease Arrangements

  Charters-out

        The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as at December 31, 2017 (in thousands):

2018	$366,903
2019	307,734
2020	285,637
2021	266,553
2022	223,023
2023 and thereafter	288,140

Total future rentals	$1,737,990

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Lease Arrangements (Continued)

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

11. Long-Term Debt, net

        Long-term debt as of December 31, 2017 consisted of the following (in thousands):

Credit Facility	Balance as of December 31, 2017	Balance as of December 31, 2016
The Royal Bank of Scotland	$634,864	$648,528
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	622,851	624,570
HSH Nordbank-EnTrustPermal	—	12,200
The Export-Import Bank of Korea & ABN Amro	23,109	34,359
Deutsche Bank	156,062	164,582
Citibank	117,316	127,353
Credit Suisse	176,189	189,080
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management—National Bank of Greece	199,302	217,584
EnTrustPermal-Credit Suisse-CitiGroup	220,689	242,229
The Royal Bank of Scotland (January 2011 Credit Facility)	24,316	42,384
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	17,205	34,562
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management—National Bank of Greece (January 2011 Credit Facility)	8,771	9,655
Sinosure CEXIM-Citibank-ABN Amro Credit Facility	81,360	101,700
Club Facility (January 2011 Credit Facility)	—	11,590
Citibank—Eurobank Credit Facility (January 2011 Credit Facility)	37,645	47,938
Comprehensive Financing Plan exit fees accrued	21,099	18,948

Total long-term debt	$2,340,778	$2,527,262

Less: Deferred finance costs, net	(11,177)	(22,330)

Total long-term debt net of deferred finance cost	$2,329,601	$2,504,932

        All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

        The lenders have the right to call the debt due to the breach of certain covenants as further described below. The scheduled maturities of long-term debt subsequent to December 31, 2017 are as follows (in thousands):

	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
2018	$203,364	—	$2,055,295	$2,258,659
2019	20,340	—	—	20,340
2020	20,340	—	—	20,340
2021	20,340	—	—	20,340

Total long-term debt	$264,384	—	$2,055,295	$2,319,679

*
The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the Bank Agreement, as such amount will be determinable following the fixed and variable amortization.

        The maturities of long term debt for the twelve month periods subsequent to December 31, 2017 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM ABN Amro credit facility which is not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company's estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

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

Bank Agreement

        On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company's then existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the "Intercreditor Agreement"), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the January 2011 Credit Facilities (as described

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continued to provide the Company's then outstanding credit facilities and amended the covenants under such credit facilities in accordance with the terms of the Bank Agreement.

        In accordance with the accounting guidance for troubled debt restructuring, the Company's debt did not meet the conditions of troubled debt restructuring as the lenders have not granted a concession. The effective borrowing rate of the restructured debt was higher than the effective borrowing rate of the old debt.

Interest and Fees

        Under the terms of the Bank Agreement, borrowings under each of the Company's existing credit facilities, other than the KEXIM-ABN Amro credit facility which is not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

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

  Principal Payments

        Under the terms of the Bank Agreement (other than the KEXIM-ABN Amro credit facility, which is not covered by the Bank Agreement), the Company is required to make quarterly principal payments in fixed amounts, in relation to the Company's total debt commitments from the Company's lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below (in thousands):

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2018	$32,586	$37,589	$44,403	$45,337	$2,055,295	$2,215,210

*
These principal payments represent originally scheduled maturities and assume debt will not be called by the lenders earlier due to the breaches of financial covenants. The

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

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

  Covenants and Events of Defaults

        On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facility with KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such existing credit facilities as described below.

        As a result of a decrease in operating income of the Company and the charter attached value of certain of the Company's vessels caused mainly by the loss of contractual revenue from Hanjin Shipping, the Company was in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to its loan facilities as of December 31, 2017 and December 31, 2016. In accordance with the guidance related to the classification of obligations that are callable by the lenders, the Company has classified all its long-term debt, net of deferred finance costs as current. The Company is currently in discussions with its lenders regarding non-compliance with these covenants and refinancing the 2018 maturities of substantially all of its debt.

        The Company incurred $14.3 million professional fees related to the refinancing discussions with its lenders reported under "Other income/(expenses), net" in the accompanying Consolidated Statements of Operations for the year ended December 31, 2017.

        Under the Bank Agreement, the financial covenants under each of the Company's existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants until maturity of the respective facility under the supplemental letter dated September 12, 2013), have been reset to require the Company to:

  •
  maintain a ratio of (i) the market value of all of the vessels in the Company's fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company's consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

  •
  maintain a minimum ratio of (i) the market value of the nine vessels (Maersk Enping (ex Hyundai Smart), Maersk Exeter (ex Hyundai Speed), MSC Ambition (ex Hyundai Ambition), Hyundai Honour (ex Hyundai Together), Hyundai Respect (ex Hyundai Tenacity), Express Athens, Express Rome, Express Berlin and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company's aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

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

January 2011 Credit Facilities (HSH Nordbank—Aegean Baltic Bank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citibank-Eurobank)

        On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities ("January 2011 Credit Facilities"):

  (i)
  a $123.8 million credit facility provided by HSH, which is secured by the Maersk Exeter (ex Hyundai Speed), the Express Rome and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the HSH Nordbank—Aegean Baltic Bank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

  (ii)
  a $100.0 million credit facility provided by RBS, which is secured by the Maersk Enping (ex Hyundai Smart) and the Express Berlin and customary shipping industry collateral related thereto;

  (iii)
  a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Express Athens and customary shipping industry collateral related thereto;

  (iv)
  a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Honour

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

    (ex Hyundai Together) and Hyundai Respect (ex Hyundai Tenacity) and customary shipping industry collateral related thereto. This facility was fully repaid in 2017; and

  (v)
  a $80.0 million credit facility with Citibank and Eurobank, which is secured by the MSC Ambition (ex Hyundai Ambition) and customary shipping industry collateral related thereto ((i)-(v), collectively, the "January 2011 Credit Facilities").

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

        The Company paid an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million of which was paid in August 2010 (the date the commitment letter was entered into) and $5.2 million paid in January 2011, which was deferred and is being amortized into the Consolidated Statements of Operations over the life of the respective facilities with the effective interest rate method. Furthermore, the Company paid a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

  Collateral and Guarantees

        Lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Honour (ex Hyundai Together) and Hyundai Respect (ex Hyundai Tenacity) as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such January 2011 Credit Facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on MSC Ambition (ex Hyundai Ambition) as collateral in respect of its previously unsecured interest rate arrangements with them.

        In addition, HSH Nordbank—Aegean Baltic Bank—Piraeus Bank also received a second lien on the Deva, the Europe and the CSCL Pusan as collateral in respect of all borrowings from HSH Nordbank—Aegean Baltic Bank—Piraeus Bank. RBS also received a second lien on the Derby D, the CSCL America and the CSCL Le Havre as collateral in respect of all borrowings from RBS. In 2016, following the repayment of the KEXIM loan, the second lien on the CSCL America became a first lien on RBS loan and the second lien on the Europe became a first lien on HSH Nordbank—Aegean Baltic Bank—Piraeus Bank loan.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

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

Exit Fees

        The Company is required to pay Exit Fees of $25.0 million and, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. In the year ended December 31, 2017, the Company paid $1.0 million of Exit Fees on loan facilities fully repaid within the year. The Exit Fees will accrete in the Consolidated Statements of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under "Current portion of long-term debt, net" and "Long-term debt, net", respectively in the Consolidated Balance Sheets. The Company has recognized under "Current portion of long-term debt, net" an amount of $21.1 million and $18.9 million as of December 31, 2017 and December 31, 2016, respectively. Exit fees of $3.2 million, $3.4 million and $3.6 million were accrued and reported under "Other finance expenses" in the years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

  Credit Facilities Summary Table

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$634.9	The Hyundai Progress, the Highway (ex Hyundai Highway), the Bridge (ex Hyundai Bridge), the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the CSCL America and the CMA CGM Melisande
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank(3)	$622.9	The Vladivostok (ex Hyundai Vladivostok), the Advance (ex Hyundai Advance), the Stride (ex Hyundai Stride), the Future (ex Hyundai Future), the Sprinter (ex Hyundai Sprinter), the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe and the Priority
Citibank	$117.3	The CMA CGM Moliere, the CMA CGM Musset , the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
Deutsche Bank	$156.1	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston (ex OOCL Istanbul), the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
Credit Suisse	$176.2	The Zim Luanda, the CMA CGM Nerval and the YM Mandate the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
ABN Amro—Bank of America Merrill Lynch—Burlington—National Bank of Greece	$199.3	The Colombo, the YM Seattle, the YM Vancouver and the Singapore (ex YM Singapore)
EnTrustPermal—Credit Suisse—CitiGroup	$220.7	The Zim Dalian (ex OOCL Novorossiysk), the Express Brazil, the YM Maturity, the Express Black Sea, the CMA CGM Attila, the Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
KEXIM-ABN Amro	$23.1	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank(3)	$17.2	The Maersk Exeter (ex Hyundai Speed), the Express Rome and the CMA CGM Rabelais
RBS(2)	$24.3	The Maersk Enping (ex Hyundai Smart) and the Express Berlin
ABN Amro Club Facility	$8.8	The Express Athens
Citibank-Eurobank	$37.6	The MSC Ambition (ex Hyundai Ambition)
Sinosure—CEXIM—Citibank—ABN Amro	$81.3	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2017.

(2)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D and the CSCL Le Havre.

(3)
Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva and the CSCL Pusan.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-Term Debt, net (Continued)

        As of December 31, 2017, there was no remaining borrowing availability under any of the Company's credit facilities.

        The weighted average interest rate on long-term borrowings for the years ended December 31, 2017, 2016 and 2015 was 3.1%, 2.6% and 2.4%, respectively.

        Total interest paid during the years ended December 31, 2017, 2016 and 2015 was $74.6 million, $69.2 million and $71.8 million, respectively.

        The total amount of interest cost incurred and expensed in 2017 was $75.4 million (2016: $70.3 million, 2015: $70.4 million).

12. Related Party Transactions

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

        On December 31, 2014, the Company signed an amended and restated management agreement to supersede the initial agreement signed in 2005 and incorporate all prior amendments. Pursuant to this agreement, effective January 1, 2015, the management fees are adjusted as follows: i) a daily management fee of $850, ii) a daily vessel management fee of $425 for vessels on bareboat charter and iii) a daily vessel management fee of $850 for vessels on time charter. The fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and the fee of 0.5% based on the contract price of any vessel bought and sold by the manager on the Company's behalf remains the same as per addendum signed in 2013.

        Management fees in 2017 amounted to approximately $16.9 million (2016: $17.1 million, 2015: $17.4 million), which are presented under "General and administrative expenses" on the Consolidated Statements of Operations. Commissions to the Manager in 2017 amounted to approximately $5.3 million (2016: $6.3 million, 2015: $6.9 million), which are presented under "Voyage expenses" on the Consolidated Statements of Operations.

        The Company pays advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $34.0 million and $32.6 million as of December 31, 2017 and 2016, respectively.

        Additionally, the Manager provided the Company with the services of its executive officers for a fee of €0.5 million ($0.6 million) for the period from January 1, 2015 to April 30, 2015, after which date the Company directly employed the executive officers. The executive officers received an aggregate of €1.0 million ($1.1 million), €1.5 million ($1.7 million) and €1.5 million ($1.8 million) in compensation for the period from May 1, 2015 to December 31, 2015 and for the years ended December 31, 2016 and 2017, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Related Party Transactions (Continued)

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2017, 2016 and 2015 the Company paid premiums to The Swedish Club of $4.6 million, $5.6 million and $6.3 million, respectively, which are presented under Vessel operating expenses in the Consolidated Statements of Operations. As of December 31, 2017 and 2016, the Company did not have any outstanding balance to The Swedish Club.

13. Taxes

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

14. Financial Instruments

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

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 11, "Long-term Debt, net".

        Concentration of Credit Risk:    Financial instruments that are potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial Instruments (Continued)

established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 15, "Operating Revenue", for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

        Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps. The fair value of available for sale securities is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

        Interest Rate Swaps:    The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt.

        a.     Cash Flow Interest Rate Swap Hedges

        These interest rate swaps were designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders' equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.

        On July 1, 2012, the Company elected to prospectively de-designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial Instruments (Continued)

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

        The Company recorded in the Consolidated Statements of Operations unrealized gains of nil, $4.5 million and $48.9 million in relation to fair value changes of interest rate swaps for the years ended December 31, 2017, 2016 and 2015, respectively. Furthermore, unrealized losses of nil, $10.7 million and $32.6 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the years ended December 31, 2017, 2016 and 2015, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.7 million, $4.0 million and $4.0 million was reclassified into earnings for the years ended December 31, 2017, 2016 and 2015, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of $7.7 million in connection with the impairment losses recognized on the respective vessels for the year ended December 31, 2016. An amount of $3.7 million is expected to be reclassified into earnings within the next 12 months.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
	(in millions)
Total realized losses	—	$(5.5)	$(52.7)
Amortization of deferred realized losses	$(3.7)	(4.0)	(4.0)
Accelerated amortization of deferred realized losses	—	(7.7)	—
Unrealized gains	—	4.3	16.2

Unrealized and realized losses on cash flow interest rate swaps	$(3.7)	$(12.9)	$(40.5)

        b.     Fair Value Interest Rate Swap Hedges

        These interest rate swaps were designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company's fixed rate loan

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial Instruments (Continued)

facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company's earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

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

        The total fair value change of the interest rate swaps for the years ended December 31, 2017, 2016 and 2015, amounted to nil, $(0.1) million and $(0.5) million, respectively, and is included in the Consolidated Statement of Operations in "Unrealized and realized losses on derivatives".

        The Company reclassified from "Current portion of long-term debt, net" and from "Long-term debt, net", where the fair value of hedged item is recorded, to its earnings unrealized gains of an amount of nil, $0.4 million and $0.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
	(in millions)
Unrealized losses on swap asset	—	$(0.1)	$(0.5)
Reclassification of fair value of hedged debt to Statement of Operations	—	0.4	0.6
Realized gains	—	0.1	0.5

Unrealized and realized gains on fair value interest rate swaps	—	$0.4	$0.6

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial Instruments (Continued)

        c.     Fair Value of Financial Instruments

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2017		As of December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$66,895	$66,895	$73,717	$73,717
Restricted cash	$2,812	$2,812	$2,812	$2,812
Accounts receivable, net	$6,502	$6,502	$8,028	$8,028
Due from related parties	$34,007	$34,007	$32,603	$32,603
ZIM notes	$21,093	$21,093	$40,232	$35,574
Equity investment in ZIM	—	—	—	—
HMM notes	$13,509	$13,509	$25,651	$25,651
Accounts payable	$11,371	$11,371	$11,156	$11,156
Accrued liabilities	$15,226	$15,226	$15,464	$15,464
Long-term debt, including current portion	$2,340,778	$2,325,209	$2,527,262	$2,527,262

        As of December 31, 2016, the Company recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations, relating to accounts receivable from Hanjin Shipping which is under rehabilitation proceedings. Refer to Note 17 "Commitments and Contingencies".

        The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2017 (in thousands):

	Fair Value Measurements as of December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,093	$—	$21,093	$—
HMM notes(1)	$13,509	$—	13,509	$—

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2017 (in thousands):

	Fair Value Measurements as of December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Equity investment in ZIM(1)	$—	$—	$—	$—
Long-term debt, including current portion(2)	$2,340,778	$—	$2,340,778	$—
Accrued liabilities(3)	$15,226	$—	$15,226	$—

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Financial Instruments (Continued)

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2016 (in thousands):

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

(2)
Long-term debt, including current portion is presented gross of deferred finance costs of $11.2 million and $22.3 million as of December 31, 2017 and December 31, 2016, respectively. The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk.

(3)
The fair value of the Company's accrued liabilities, which mainly consists of accrued interest on its credit facilities is estimated based on currently available debt agreements with similar contract terms, as well as taking into account its creditworthiness.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2017	2016	2015
CMA CGM	34%	29%	26%
HMM Korea	31%	32%	28%
YML	14%	12%	13%
Hanjin	0%	10%	17%

16. Operating Revenue by Geographic Location

        Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2017	2016	2015
Australia—Asia	$284,302	$344,400	$410,827
Europe	165,639	153,932	157,109
America	1,790	—	—

Total Revenue	$451,731	$498,332	$567,936

17. Commitments and Contingencies

        On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company's vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2017 and 2016.

        There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

18. Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stock Based Compensation (Continued)

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

        During 2017, no shares of common stock were granted and as of December 14, 2017, the Company cancelled the grant of 25,000 shares to employees from previous year. As of December 15, 2016, the Company granted 25,000 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. As of December 11, 2015, the Company granted 15,879 shares to certain employees of the Manager and recorded in "General and Administrative Expenses" an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. In settlement of the shares granted in 2014 and 2015, 17,608 shares were issued and distributed to the employees of the Manager in 2016.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2017, 2016 and 2015, none of the directors elected to receive in Company shares his compensation.

19. Stockholders' Equity

        As of December 31, 2017 and December 31, 2016, the shares issued and outstanding were 109,799,352. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2017, no shares of common stock were issued. During 2016, the Company issued 17,608 shares of common stock, all of which were newly issued shares, to the employees of the Manager in partial settlement of 2015 and 2014 grants. During 2015, the Company issued 112,315 shares of common stock, all of which were newly issued shares, to the employees of the Manager in partial settlement of 2014 grants. Refer to Note 18, "Stock Based Compensation".

        During 2017, 2016 and 2015, the Company did not declare any dividends. In addition, under the terms of the Bank Agreement (Refer to Note 11, "Long-term Debt, net") the Company is not permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Stockholders' Equity (Continued)

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

20. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended December 31 (in thousands):

	2017	2016	2015
		(in thousands)
Numerator:
Net income/(loss)	$83,905	$(366,195)	$117,016
Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,824.3	109,801.6	109,785.5

        The warrants issued and outstanding amounting to 15,000,000 were excluded from the diluted earnings/(loss) per share for the years ended December 31, 2017, 2016 and 2015, because they were antidilutive.