Form 20-F
period 2018-12-31
Danaos Corp
filed 2019-03-05
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2018, there were 213,324,455 shares of the registrant's common stock outstanding.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

  •
  general market conditions and container shipping market trends, including charter rates, vessel values and factors affecting supply and demand;

  •
  our ability to comply with the terms of the agreements entered into in connection with our debt refinancing consummated on August 10, 2018 (the "2018 Refinancing");

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

        All data regarding our fleet and the terms of our charters is as of February 28, 2019. As of February 28, 2019, we owned 55 containerships aggregating 327,616 TEU in capacity. Gemini Shipholdings Corporation ("Gemini"), a Marshall Islands company incorporated in August 2015 and beneficially owned 49% by Danaos Corporation and 51% by Virage International Ltd. ("Virage"), a company controlled by Danaos Corporation's largest stockholder, owned an additional four containerships of 23,998 TEU aggregate capacity as of February 28, 2019. We do not consolidate Gemini's results of operations and account for our minority equity interest in Gemini under the equity method of accounting. See "Item 4. Information on the Company—Business Overview—Our Fleet".

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Consolidated Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2018. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation as of December 31, 2018 and 2017 and each of the three years ended December 31, 2018 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our selected consolidated financial data as of December 31, 2016, 2015 and 2014 and for each of the two years ended December 31, 2015 is derived from our consolidated financial statements not included herein and reflect the retrospective application of the change in accounting principle for deferred finance costs.

        Our audited consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and the consolidated balance sheets at December 31, 2018 and 2017, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$458,732	$451,731	$498,332	$567,936	$552,091
Voyage expenses	(12,207)	(12,587)	(13,925)	(12,284)	(12,974)
Vessel operating expenses	(104,604)	(106,999)	(109,384)	(112,736)	(113,755)
Depreciation	(107,757)	(115,228)	(129,045)	(131,783)	(137,061)
Amortization of deferred drydocking and special survey costs	(9,237)	(6,748)	(5,528)	(3,845)	(4,387)
Impairment loss	(210,715)	—	(415,118)	(41,080)	(75,776)
Bad debt expense	—	—	(15,834)	—	—
General and administrative expenses	(26,334)	(22,672)	(22,105)	(21,831)	(21,442)
Gain/(loss) on sale of vessels	—	—	(36)	—	5,709

Income/(loss) from operations	(12,122)	187,497	(212,643)	244,377	192,405

Interest income	5,781	5,576	4,682	3,419	1,703
Interest expense(1)	(85,706)	(86,556)	(82,966)	(84,435)	(95,050)
Other finance expenses(1)	(3,026)	(4,126)	(4,932)	(4,658)	(4,687)
Equity income/(loss) on investments	1,365	965	(16,252)	(1,941)	—
Gain on debt extinguishment	116,365	—	—	—	—
Other income/(expenses), net	(50,456)	(15,757)	(41,602)	111	422
Unrealized and realized losses on derivatives	(5,137)	(3,694)	(12,482)	(39,857)	(98,713)

Total other expenses, net	(20,814)	(103,592)	(153,552)	(127,361)	(196,325)

Net income/(loss)	$(32,936)	$83,905	$(366,195)	$117,016	$(3,920)

PER SHARE DATA
Basic and diluted earnings/(loss) per share of common stock	$(0.22)	$0.76	$(3.34)	$1.07	$(0.04)
Basic and diluted weighted average number of shares (in thousands)	148,720	109,824	109,802	109,785	109,676
Dividends declared per share	—	—	—	—	—
CASH FLOW DATA
Net cash provided by operating activities	$164,686	$181,073	$261,967	$271,676	$192,181
Net cash provided by/(used in) investing activities	(8,250)	1,758	(9,379)	(13,292)	11,437
Net cash used in financing activities(2)	(148,868)	(189,653)	(251,130)	(243,867)	(225,934)
Net increase/(decrease) in cash, cash equivalents and restricted cash(2)	7,568	(6,822)	1,458	14,517	(22,316)
BALANCE SHEET DATA (at year end)
Total current assets	$119,750	$125,999	$135,954	$127,570	$103,073
Total assets(1)	2,679,842	2,986,396	3,127,064	3,662,121	3,802,172
Total current liabilities, including current portion of long-term debt	222,701	2,379,839	2,566,281	312,145	328,082
Current portion of long-term debt	113,777	2,329,601	2,504,932	269,979	178,116
Current portion of Vendor financing	—	—	—	—	46,530
Long-term debt, net of current portion(1)	1,508,108	—	—	2,470,417	2,723,984
Vendor financing, net of current portion	—	—	—	—	17,837
Total stockholders' equity	$690,853	$548,705	$487,713	$841,914	$688,149
Common stock shares outstanding (in thousands)	213,324	109,799	109,799	109,782	109,669
Common stock at par value	2,133	1,098	1,098	1,098	1,097
OTHER DATA
Number of vessels at period end	55	55	55	56	56
TEU capacity at period end	327,616	327,616	329,588	334,239	334,239
Ownership days	20,075	20,075	20,138	20,440	20,406
Operating days	19,424	19,345	19,057	20,239	19,905

(1)
The comparative figures presented give effect to a retrospective application of the change in accounting principle for deferred finance costs as per Accounting Standards Update No. 2015-03 "Simplifying the

  Presentation of Debt Issuance Costs" ("ASU 2015-03"), which resulted in a reduction of deferred charges, total assets, long-term debt, net and total liabilities by $49,020 as of December 31, 2014.

(2)
The comparative figures presented give effect to a retrospective application of the change in accounting principle for presenting of the change in restricted cash balance from net cash used in financing activities to the increase/(decrease) in cash, cash equivalents and restricted cash as per Accounting Standards Update No. 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which resulted in an increase in net cash used in financing activities and a corresponding change in cash, cash equivalents and restricted cash by $6 thousand and $11,893 thousand for the years ended December 31, 2015 and 2014, respectively.

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2018:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect, in the period from January 1, 2019 to February 28, 2019, scheduled debt repayments of $29.2 million, of which $26.3 million relates to our New 2018 Credit Facilities and $3.4 million relates to our Sinosure-CEXIM-Citibank-ABN Amro credit facility.

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2019 and February 28, 2019.

	As of December 31, 2018
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$1,621,885	$1,592,172
Stockholders' equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 213,324,455 shares issued and outstanding; actual and as adjusted(2)	2,133	2,133
Additional paid-in capital	725,581	725,581
Accumulated other comprehensive loss	(118,710)	(118,710)
Retained earnings	81,849	81,849

Total stockholders' equity	690,853	690,853

Total capitalization	$2,312,738	$2,283,025

(1)
Net of deferred finance costs of $44.3 million and excluding accumulated accrued interest of $236.4 million outstanding as of December 31, 2018. All of our indebtedness is secured and guaranteed by our subsidiaries. See Note 10 "Long-Term Debt, net" to our consolidated financial statements included elsewhere in this report.

(2)
Does not include 15 million warrants issued in 2011 to purchase shares of common stock solely on a cash-less exercise basis, at an exercise price of $7.00 per share, which expired on January 31, 2019. Includes 4,182,832 shares of restricted stock granted on September 14, 2018, of which 2,091,416 are scheduled to vest on December 31, 2019 and 2,091,416 are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

Reasons for the Offer and Use of Proceeds

        Not Applicable.

RISK FACTORS

Risks Inherent in Our Business

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and as well as our earnings and cash flows.

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, including the large liner companies to which we charter our vessels, and has adversely affected our business. The containership market has generally remained weak since declining sharply in 2008 and 2009 and, despite improving modestly, for periods in recent years, remains at depressed levels. The benchmark rates have declined in all quoted size sectors, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008, at $8,000 at the end of 2017 and $9,000 at the end of 2018. The weak charter rates are due to various factors, including the level of global trade, including exports from China to Europe and the United States, and increases in containership capacity. The depressed containership market has affected the major liner companies which charter our vessels, including Hanjin Shipping which cancelled long-term charters for eight of our vessels after it filed for court receivership in September 2016 and Hyundai Merchant Marine ("HMM") with which we agreed to charter modifications in July 2016. Other liner companies have also reported large losses in recent years, including some of our charterers. The weakness in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. In 2017 and 2018, as a result mainly of the cancellation of eight charters for our vessels with Hanjin Shipping, we were in breach of covenants in our financing arrangements and had to refinance our indebtedness in a transaction that, among other things, reduced the principal amount of debt outstanding, extended maturities and involved the issuance of a substantial number of shares of our common stock to our lenders. The extended period of weakness in the containership charter market may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, additional charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations, or to refinance our debt, and adversely affect our results of operations and financial condition.

We may have difficulty securing profitable employment for our vessels in the currently depressed containership market.

        Of our 55 vessels, as of February 28, 2019, 22 are employed on time charters expiring between March 2019 and December 2019. Given the current state of the containership charter market, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 55 containerships are currently employed under time or bareboat charters with eleven liner companies, with 88% of our revenues in 2018 generated from five such companies. We could lose a charterer or the benefits of a time charter if:

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

        If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-supervised restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants and refinance our credit facilities. In such an event, we could be unable to service our debt and other obligations.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hyundai Merchant Marine, Yang Ming, Hapag Lloyd and ZIM have represented substantial amounts of our revenue. In 2018, approximately 88% of our operating revenues were generated by five customers and in 2017, approximately 92% of our operating revenues were derived from five customers. As of February 28, 2019, we have charters for seventeen of our vessels with CMA CGM, for seven of our vessels with Yang Ming, for seven of our vessels with ZIM, for five of our vessels with Hyundai, for four of our vessels with Evergreen, for four of our vessels with MSC, for three of our vessels with Maersk, for three of our vessels with Cosco, for three of our vessels with Hapag Lloyd, for one of our vessels with ONE and for one of our vessels with Samudera. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. Some of these liner companies have publicly acknowledged the financial difficulties facing them and reported substantial losses in prior years. In 2016 Hanjin Shipping, from which 10% and 17% of our revenues in 2016 and 2015, respectively, were generated, cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to charter rate reductions under the charters for 13 of our vessels with HMM, from which 24% of our revenues were generated in 2018, 31% in 2017 and 32% in 2016. ZIM's 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

  •
  port congestion.

        The recovery in consumer confidence and consumer spending has been volatile and uneven. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. Any such decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. Such decreases in recent years, led to declines in charter rates and vessel values in the containership sector and increased counterparty risk associated with the charters for our vessels.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2019, the charters for twenty-two of our vessels expire between March 2019 and December 2019. If the charter market, which currently remains at low levels, is depressed when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Containership charter rates and vessel values may affect our ability to comply with various financial and collateral covenants in our credit facilities.

        Our credit facilities, which are secured by, among other things, mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants. Low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to financial pressure on these liner companies from weak demand for the seaborne transport of containerized cargo or otherwise, may adversely affect our ability to comply with these covenants. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. As a result of depressed containership market conditions, and the cancellation of eight of our charters by Hanjin Shipping in conjunction with its filing for bankruptcy court protection, we were in breach of the financial covenants in our prior financing arrangements that were refinanced and replaced by our New 2018 Credit Facilities.

        Our New 2018 Credit Facilities contain financial covenants set at levels with which we were in compliance as of December 31, 2018 and that require us to maintain:

  •
  minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter;

  •
  minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter;

  •
  minimum liquidity of $30 million throughout the term of the New 2018 Credit Facilities;

  •
  maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter;

  •
  minimum interest coverage ratio of 2.50x throughout the term of the New 2018 Credit Facilities; and

  •
  minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

        We also amended the terms of our Sinosure-CEXIM-Citibank-ABN Amro credit facility in connection with the 2018 Refinancing to align the covenants contained therein with the covenants for our other credit facilities described above.

        If we are unable to meet our covenant compliance obligations under our credit facilities, and are unable to reach an agreement with our lenders to obtain compliance waivers, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. Any such default could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of any of our vessels would have a material adverse effect on our operating results and financial condition and could impair our ability to operate our business.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

        We have aggregate principal amount of indebtedness outstanding of approximately $1.6 billion, as of December 31, 2018. We may seek to incur substantial additional indebtedness, as market conditions warrant, to grow our fleet to the extent that we are able to obtain such financing and our credit facilities permit such financing. This level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

  •
  we will need to use a substantial portion of our free cash from operations, as required under the terms of our New 2018 Credit Facilities, to make principal and interest payments on our debt, reducing the funds that would otherwise be available for future business opportunities and, if permitted by our New 2018 Credit Facilities and reinstated by our board of directors, dividends to our stockholders;

  •
  our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our vessels, including our vessels on shorter term time charters or other charters expiring in the near future, will have a significant impact on our ability to service our indebtedness. If we do not generate sufficient cash flow to service our debt, we may be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all.

        In addition, we do not have any additional amounts available for borrowing under our credit facilities. Accordingly, we are dependent on our cash flows from operations to meet our operating expenses and debt service obligations. If we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, such as the common stock offering for net proceeds of at least $50 million that we have agreed to seek to complete within 18 months of the August 10, 2018 consummation of the 2018 Refinancing, or if our New 2018 Credit Facilities do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our credit facilities.

        We cannot guarantee that we will be able to realize the anticipated benefits from the 2018 Refinancing. If we are unable to meet our obligations, we would need to reach another arrangement with our creditors, which may be on terms that are less favorable to us than those of the transactions entered into in connection with the 2018 Refinancing. Notwithstanding the 2018 Refinancing, we remain significantly leveraged and continue to face risks associated with a highly leveraged company.

Disruptions in world financial markets and the resulting governmental action could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline further.

        The global economy has generally improved recently but remains subject to significant downside economic risks, as well as geopolitical risks and the emergence of populist and protectionist political movements in advanced economies, which may negatively impact global economic growth, disrupt financial markets, and may lead to weaker consumer demand. A slowdown in the global economy may result in a decrease in worldwide demand for products transported by containerships. These issues, along with the re-pricing of credit risk and the difficulties being experienced by some financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of past disruptions in the credit markets, the cost of obtaining bank financing in the shipping industry has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

        We face risks attendant to changes in economic environments, changes in interest rates, and any instability in the banking and securities markets around the world, among other factors. Major market disruptions and adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline and could cause the price of our common stock to decline further.

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

        Global economic conditions impact worldwide demand for various goods and, thus, container shipping. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world's fastest growing economies in recent years, can have a significant impact on the demand for container shipping. However, if China's pace of growth declines, as recent reports indicate may be occurring, and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the introduction of tariffs on selected imported goods mainly from Asia has provoked retaliatory measures from the affected countries, including China, which may create impediments to trade. Risks remaining from the recent recovery in Europe, including the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for three of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including from the United States, could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations and cash flows.

        Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping.

        The U.S. president was elected on a platform promoting trade protectionism and has instituted large tariffs on a wide variety of goods, including from China, which has led to threats of retaliatory tariffs from leaders of other countries including China. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.

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

        Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remains below the levels experienced before the global economic crisis of 2008 and 2009. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased. Approximately 2.5% of the world containership fleet was estimated to be out of service at the end of 2018, which was below the 12% high of December 2009 but up slightly from 1.9% at the end of 2017. Moreover, newbuilding containerships with an aggregate capacity of approximately 2.9 million TEUs, representing approximately 13% of the existing global fleet capacity at the end of 2018, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in 2018 and other recent years, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers and cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

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

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2018 newbuilding containerships with an aggregate capacity of approximately 2.9 million TEUs were under construction, representing approximately 13% of the existing global fleet capacity, and a higher percentage of large containerships. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which proposed liner company alliances may accentuate, could exacerbate the weakness in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. As of February 28, 2019, the charters for twenty-two of our vessels expire between March 2019 and December 2019.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

        One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, in light of the downturn in the containership charter market, other containership owners have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

Containership values have decreased significantly in recent years, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $210.7 million and $415.1 million impairment losses we recorded as of December 31, 2018 and December 31, 2016, respectively, for our vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

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

        As of December 31, 2018 and December 31, 2016, we recorded an impairment loss of $210.7 million and $415.1 million, respectively, for our older vessels, and we have incurred impairment charges in prior years as well. Conditions in the containership market also required us to record other impairment losses in 2016, including losses with respect to our investment in Gemini and our ZIM securities. In the future, if the market values of our vessels experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries and our equity investment in Gemini. As a result, our ability to pay our contractual obligations and, if permitted under loan agreements and reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, even if we were permitted to make dividend payments under our loan agreements, our board of directors may exercise its discretion not to declare or pay dividends. If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

If we are unable to fund our capital expenditures for additional vessels, we may not be able to grow our fleet.

        We would have to make substantial capital expenditures to grow our fleet. We have no remaining borrowing availability under our existing credit facilities. In order to fund capital expenditures for future fleet growth, we generally plan to use equity and debt financing. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, conditions in the containership charter market and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could limit our ability to grow our fleet.

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

        We have no remaining borrowing availability under our existing credit facilities. We intend, however, to borrow against vessels we may acquire in the future as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to volatility in LIBOR.

        Loans advanced under our credit facilities are, generally, advanced at a floating rate based on LIBOR, which has increased in recent years after a long period of stability at historically low level, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates were at historically low levels for an extended period of time and may continue to increase from these low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

        Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers' Association (the "BBA") in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

        On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the "FCA Announcement"). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, or "SOFR", has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. Dollar LIBOR. It is not possible currently to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected which may adversely affect our results of operations.

We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

        As of December 31, 2018, we did not have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Any hedging strategies we choose to employ, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Unless we satisfy the requirements to qualify for hedge accounting for interest rate swaps and any other derivative instruments, we would recognize all fluctuations in the fair value of any such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2018, we incurred approximately 26% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

        To the extent market conditions warrant and we are able to obtain sufficient financing for such purposes, we intend to grow our business by ordering newbuilding containerships and through selective acquisitions of additional vessels. Future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

  •
  managing any expansion;

  •
  the operations of the shipyard building any newbuilding containerships we may order; and

  •
  obtaining required financing on acceptable terms.

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

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% (lowered from 3.5%) sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management ("BWM") convention, which requires vessels to install expensive ballast water treatment systems ("BWTS"), we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. (Please read "Item 4B. Business Overview—Regulation" for more information on the regulations applicable to our vessels.) For instance, to address the lower sulphur cap we have agreed to install scrubbers on seven of our vessels, for an aggregate estimated cost of $21.6 million, and have an option to install them on two more vessels as of February 28, 2019. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

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

        On January 16, 2016, "Implementation Day" for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continued to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, reexporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC's list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA have been re-imposed.

        The U.S. government's primary Iran sanctions have remained in place throughout recent years and as a consequence, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings in or with Iran or its government. In addition, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.

        In 2018, 2017 and 2016, no vessels operated by us made any calls to ports in Cuba, Iran, Syria or Sudan. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property (except where such cover is provided in the hull and machinery policy), pollution arising from oil or other substances and salvage, towing and other related costs.

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

        In addition, we do not currently carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, to our stockholders.

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

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 55 containerships had an average age (weighted by TEU capacity) of approximately 10.4 years as of February 28, 2019, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of our New 2018 Credit Facilities, Dr. Coustas ceasing to serve as our Chief Executive Officer and a director of our Company, would give rise to the lenders being able to require us to repay in full debt outstanding under such agreements. If these certain individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

        In addition, DIL and Dr. Coustas are permitted to terminate the restrictive covenant agreement upon the occurrence of certain transactions constituting a "Change of Control" of the Company which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party. Upon such an occurrence, the non-competition restrictions on our manager under our management agreement would also cease to apply.

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

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006, reaching a high of $40.26 per share in 2007 and a low of $0.56 per share on December 26, 2018, and may continue to do so as a result of many factors, including the issuance of additional shares of common stock in the 2018 Refinancing, future share issuances, sales of shares by existing stockholders, our actual results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broader market fluctuations.

        If the market price of our common stock remains below $5.00 per share our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand. In addition, certain institutional investors are restricted from investing in shares priced below $5.00, which may reduce demand for our shares and could also lead to sales of shares creating downward pressure on and increased volatility in the market price of our common stock.

        In December 2018, we announced that we received notice from the NYSE indicating that the trading price of our common stock was not in compliance with the NYSE's continuing listing standard that requires a minimum average closing price of $1.00 per share over a period of 30 consecutive trading days. Under the NYSE rules, we can cure this deficiency if, during the six-month period following receipt of the NYSE notice, on the last trading day of any calendar month or on the last trading day of the cure period, our common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period. During this period, our common stock will continue to be traded on the NYSE, subject to our compliance with other NYSE listing requirements. We have notified the NYSE of our intent to cure this noncompliance. However, there can be no assurance that any action taken by us to cure such noncompliance will be successful or that we will be able to maintain compliance with the other NYSE continued listing requirements in respect of our common stock.

We may not pay dividends on our common stock.

        Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under our New 2018 Credit Facilities entered into in August 2018, we are not permitted to pay dividends until (1) we receive in excess of $50 million in net cash proceeds from offerings of our common stock following the 2018 Refinancing and (2) the payment in full of the first installment of amortization payable following the consummation of the 2018 Refinancing under each new credit facility. After these conditions are satisfied, under our New 2018 Credit Facilities we will be permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial covenants applicable to the obligors thereunder. In addition, we are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. We have not paid dividends since 2008. We cannot assure you that we will dividends in the foreseeable future.

Future issuances of equity and equity related securities may result in significant dilution and could adversely affect the market price of our common stock.

        As part of the 2018 Refinancing, we issued 99,342,271 shares of common stock to lenders under our credit facilities, which represented 47.5% of our issued and outstanding shares of common stock immediately after giving effect to such issuance. The issuance ratably diluted existing holders of our common stock. In addition, as part of the 2018 Refinancing, we have agreed to seek to raise at least

$50 million in net proceeds from a registered offering of our common stock within 18 months of the August 10, 2018 consummation of the 2018 Refinancing.

        We may also seek to sell additional shares in the future to satisfy our capital and operating needs and to finance further growth we would likely have to issue additional shares of common or preferred stock in addition to any additional debt we may incur. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

Sales of our common stock by stockholders, or the perception that these sales may occur, especially by our directors or significant stockholders, may cause our share price to decline.

        If our stockholders, in particular our affiliates and significant stockholders, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. In addition, sales of these shares of common stock could impair our ability to raise capital in the future. We have filed shelf registration statements with the SEC registering under the Securities Act an aggregate of 187,564,826 outstanding shares of our common stock for resale on behalf of existing stockholders, including our executive officers, and granted registration rights in respect of additional shares of our common stock. In the aggregate, these shares represent approximately 90% of our outstanding shares of common stock. These shares may be resold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. We cannot predict the timing or amount of future sales of these shares of common stock, or the perception that such sales could occur, which may adversely affect prevailing market prices for our common stock.

Certain of our major stockholders will have significant influence over certain matters and may have interests that are different from the interests of our other stockholders.

        Certain of our major stockholders may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, Danaos Investment Limited as Trustee of the 883 Trust ("DIL"), which is affiliated with our Chief Executive Officer, owns approximately 31.8% of our outstanding shares of common stock. In addition, certain of our lenders own a considerable amount of our outstanding common stock as described in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders". There may be real or apparent conflicts of interest with respect to matters affecting such stockholders and their affiliates whose interests in some circumstances may be adverse to our interests.

        For so long as a stockholder continues to own a significant percentage of our common stock, it will be able to significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, during such period of time, such stockholder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such stockholder continues to own a significant percentage of our common stock, it may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude an unsolicited acquisition of our company. The concentration of ownership could potentially deprive you of an opportunity to receive a premium for your common stock as part of a sale of our company and might affect the market price of our common stock.

        Such a stockholder and its affiliates engage in a broad spectrum of activities. In the ordinary course of its business activities, such stockholder may engage in activities where its interests conflict with our interests or those of our stockholders. For example, it may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our other stockholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.

As a foreign private issuer we are entitled to rely upon exemptions from certain NYSE corporate governance standards, and to the extent we elect to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

        As a foreign private issuer, we are entitled to rely upon exemptions from many of the NYSE's corporate governance practices. To the extent we rely on any of these exemptions, including to have an employee director on our nominating and corporate governance committee and issue shares without shareholder approval, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Anti-takeover provisions in our organizational documents, as well as terms of our New 2018 Credit Facilities, could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

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

        In addition, the amendment to our articles of incorporation that became effective on the August 10, 2018 closing date of the 2018 Refinancing ("2018 Refinancing Closing Date") requires the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of capital stock in order to take certain actions, including the consummation of any merger, consolidation, spin-off or sale of all or substantially all of our or our subsidiaries' assets.

        In addition, our respective lenders under our New 2018 Credit Facilities are entitled to require us to repay in full amounts outstanding under such credit facilities, if: (i) Dr. Coustas ceases to be both the Company's Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company's outstanding capital stock or to beneficially own at least 15% and one share of the Company's outstanding capital stock, or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company's outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the 2018 Refinancing) or (y) controls the Company.

        These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

        We believe that we and our subsidiaries have previously qualified for this statutory tax exemption and have taken that position for U.S. federal income tax reporting purposes. Given the changes in ownership of the Company following the 2018 Refinancing, it is uncertain as to whether we will continue to qualify for this statutory tax exemption, and there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year. For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if stockholders each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by "qualified stockholders" (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified stockholders owned more than 50% of our shares for at least half of the days in the relevant taxable year. There can be no assurance that we will be able to establish such ownership by qualified stockholders for any tax year.

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2018. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 55 containerships comprising our fleet as of February 28, 2019. In 2015, we formed a joint venture, Gemini Shipholdings Corporation, in which we have 49% minority equity interest, with our largest stockholder, DIL, to acquire, own and operate containerships. As of February 28, 2019, Gemini had acquired a fleet of four containerships aggregating 23,998 TEU in capacity.

        In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a sale of 54,054,055 shares of common stock for $200 million and in August 2018 we issued 99,342,271 shares of common stock to our lenders in connection with the 2018 Refinancing. See "Item 5. Operating and Financial Review and Prospects—2018 Refinancing."

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and the Republic of the Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 28, 2019, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

        Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 28, 2019, we had a fleet of 55 containerships aggregating 327,616 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we have a 49% minority equity interest, had a fleet of four containerships of 23,998 TEU aggregate capacity as of February 28, 2019.

        Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2019, these customers included CMA-CGM, Yang Ming, COSCO, Hyundai Merchant Marine, ZIM Israel Integrated Shipping Services, Hapag Lloyd, Maersk, Evergreen, MSC, ONE and Samudera; and for Gemini, MSC, Hapag Lloyd and TS Lines.

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

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2019, our containership fleet was comprised of fifty-one containerships deployed on time charters, twenty-two of which are scheduled to expire in 2019, and four containerships deployed on bareboat charters. The average age (weighted by TEU) of the 55 vessels in our containership fleet was approximately 10.4 years as of February 28, 2019. As of February 28, 2019, the average remaining duration of the charters for our containership fleet was 4.8 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information, as of February 28, 2019, about our fleet of 55 cellular containerships and the four cellular containerships owned by Gemini, in which we have a 49% equity interest.

Vessel Name	Year Built	Vessel Size (TEU)	Initial Time Charter Term(1)	Expiration of Charter(1)	Charterer
MSC Ambition	2012	13,100	12 years	June 2024	Hyundai
Maersk Exeter	2012	13,100	12 years	June 2024	Hyundai
Maersk Enping	2012	13,100	12 years	May 2024	Hyundai
Hyundai Respect(2)(5)	2012	13,100	12 years	March 2024	Hyundai
Hyundai Honour(2)(5)	2012	13,100	12 years	February 2024	Hyundai
Express Rome	2011	10,100	4.3 years	February 2022	Hapag Lloyd
Express Berlin	2011	10,100	4.3 years	April 2022	Yang Ming
Express Athens	2011	10,100	3.9 years	February 2022	Hapag Lloyd
Le Havre (ex CSCL Le Havre)	2006	9,580	3.9 years	November 2022	MSC
Pusan C (ex CSCL Pusan)	2006	9,580	3.8 years	November 2022	MSC
CMA CGM Melisande	2012	8,530	12 years	November 2023	CMA-CGM
CMA CGM Attila	2011	8,530	12 years	April 2023	CMA-CGM
CMA CGM Tancredi	2011	8,530	12 years	May 2023	CMA-CGM
CMA CGM Bianca	2011	8,530	12 years	July 2023	CMA-CGM
CMA CGM Samson	2011	8,530	12 years	September 2023	CMA-CGM
America (ex CSCL America)	2004	8,468	1.0 year	June 2019	ZIM
			3.5 years	November 2022	MSC
Europe	2004	8,468	0.8 year	March 2019	COSCO
			3.7 years	November 2022	MSC
CMA CGM Moliere	2009	6,500	12 years	August 2021	CMA-CGM
CMA CGM Musset	2010	6,500	12 years	August 2022	CMA-CGM
CMA CGM Nerval	2010	6,500	12 years	October 2022	CMA-CGM
CMA CGM Rabelais	2010	6,500	12 years	December 2022	CMA-CGM
CMA CGM Racine	2010	6,500	12 years	January 2023	CMA-CGM
Dimitra C (ex Priority)	2002	6,402	0.4 year	March 2019	ONE
Performance	2002	6,402	1 year	May 2019	CMA-CGM
YM Seattle	2007	4,253	12 years	July 2019	Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	ZIM

Vessel Name	Year Built	Vessel Size (TEU)	Initial Time Charter Term(1)	Expiration of Charter(1)	Charterer
ZIM Sao Paolo	2008	4,253	12 years	August 2020	ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	ZIM
Derby D	2004	4,253	0.9 year	March 2019	CMA-CGM
ANL Tongala (ex Deva)	2004	4,253	0.9 year	March 2019	CMA-CGM
Dimitris C	2001	3,430	1.0 year	June 2019	CMA-CGM
Express Black Sea	2011	3,400	1.0 year	November 2019	CMA-CGM
Express Spain	2011	3,400	0.2 year	March 2019	COSCO
Express Argentina	2010	3,400	1 year	May 2019	Maersk
Express Brazil	2010	3,400	1 year	July 2019	CMA-CGM
Express France	2010	3,400	1 year	September 2019	CMA-CGM
Singapore	2004	3,314	12 years	October 2019	Yang Ming
Colombo	2004	3,314	1 year	February 2020	MSC
Danae C	2001	2,524	2 years	January 2020	Hapag Lloyd
MSC Zebra	2001	2,602	2 years	September 2020	MSC
Amalia C	1998	2,452	2 years	August 2019	Yang Ming
Advance	1997	2,200	1.0 year	July 2019	Evergreen
Future	1997	2,200	0.3 year	March 2019	Maersk
Sprinter	1997	2,200	1.2 year	June 2019	Evergreen
Stride	1997	2,200	0.4 year	August 2019	Evergreen
Progress C (ex Hyundai Progress)	1998	2,200	1.1 year	June 2019	Evergreen
Bridge	1998	2,200	0.5 year	August 2019	Samudera
Highway	1998	2,200	1.2 year	May 2019	COSCO
Vladivostok	1997	2,200	0.3 year	March 2019	Maersk

			Gemini Vessels
Catherine C (ex NYK Lodestar)(3)	2001	6,422	4.1 years	November 2022	MSC
Leo C (ex NYK Leo)(3)	2002	6,422	3.7 years	November 2022	MSC
Suez Canal(3)(4)	2002	5,610	0.3 year	March 2019	TS Lines
Genoa(3)(4)	2002	5,544	0.8 year	July 2019	Hapag Lloyd

			Bareboat Charter Term(1)
YM Mandate	2010	6,500	18 years	January 2028	Yang Ming
YM Maturity	2010	6,500	18 years	April 2028	Yang Ming

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

(5)
In connection with the 2018 Refinancing, we have undertaken to seek to refinance the Hyundai Honour and the Hyundai Respect, with the net proceeds to be applied pro rata to repay the credit facilities secured by mortgages on such vessels.

  Gemini Shipholdings Corporation

        On August 5, 2015, we entered into a Shareholders Agreement (the "Gemini Shareholders Agreement"), with Gemini Shipholdings Corporation ("Gemini") and Virage International Ltd. ("Virage"), a company controlled by our largest stockholder DIL, in connection with the formation of Gemini to acquire and operate containerships. We and Virage own 49% and 51%, respectively, of Gemini's issued and outstanding share capital. Under the Gemini Shareholders Agreement, we and Virage have preemptive rights with respect to issuances of Gemini capital stock as well as tag-along rights, drag-along rights and certain rights of first refusal with respect to proposed transfers of Gemini equity interests. In addition, certain actions by Gemini, including acquisitions or dispositions of vessels and newbuilding contracts, require the unanimous approval of the Gemini board of directors including the director designated by the Company, who is currently our Chief Operating Officer Iraklis Prokopakis. Mr. Prokopakis also serves as Chief Operating Officer of Gemini, and our Chief Financial Officer, Evangelos Chatzis, serves as Chief Financial Officer of Gemini, for which services Messrs. Prokopakis and Chatzis do not receive any additional compensation. We also have the right to purchase all of the equity interests in Gemini that we do not own for fair market value at any time after December 31, 2018, to the extent permitted under our credit facilities, provided that such fair market value is not below the net book value of such equity interests.

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 28, 2019, our diverse group of customers in the containership sector included CMA-CGM, Yang Ming, COSCO, Hyundai Merchant Marine, ZIM Israel Integrated Shipping Services, Hapag Lloyd, Maersk, Evergreen, MSC, ONE and Samudera. Gemini has chartered two of its containerships to MSC, one to TS Lines and one to Hapag Lloyd.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2019 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

Management of Our Fleet

        Our chief executive officer, chief operating officer, chief financial officer and deputy chief operating officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services, the term of which expires on December 31, 2024. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer, chief financial officer and deputy chief operating officer each of which is appointed by our board of directors.

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

        Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose current term expires at the end of 2024. For 2019 our manager will receive the following fees which are fixed at these levels through the remaining term of the agreement: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

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

Crewing and Employees

        Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping until April 30, 2015. As of December 31, 2018, 1,104 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 146 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings scheduled for the vessels in our current containership fleet for the next years:

	2019	2020	2021	2022	2023
Number of vessels	17	6	10	11	19

*
Does not include vessels under bareboat charters and the vessels owned by Gemini.

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years. Vessels under bareboat charter are drydocked by their charterers.

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

        We carried a minimum loss of hire coverage with respect to the America and the Europe, to cover standard requirements of KEXIM until the repayment of our loan in 2016. We also carried minimum loss of hire coverage for the Pusan and Le Havre until mid-2018, to cover standard requirements of KEXIM and ABN Amro, the banks that provided financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

  Protection and Indemnity Insurance

        Protection and indemnity ("P&I") insurance provides insurance cover to its Members in respect of liabilities, costs or expenses incurred by them in their capacity as owner or operator of the respective entered ship and arising out of an event during the period of insurance as a direct consequence of the operation of the ship. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, and except where the cover is provided in the hull and machinery policy, also third-party claims arising from collision with other vessels and damage to other third-party property. Indemnity cover is also provided for liability for the discharge or escape of oil or other substance, or threat of escape of such substances. Other liabilities which include salvage, towing, wreck removal and an omnibus provision are also included. Our protection and indemnity insurance is provided by Mutual Protection and Indemnity Associations who are part of the International Group of P&I Clubs.

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

        In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide ("SOx") and NOx emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI by the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex set progressively stricter regulations to control Sox and NOx emissions from ships, which present both environmental and health risks, entered into force in July 2010. The amendments provide for a progressive reduction in SOx emissions from ships, with the global sulfur cap reduced initially to 3.50% effective from January 1, 2012; then progressively to 0.50%, a significant reduction, effective from January 1, 2020. The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO's Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. China, Hong Kong and Taiwan have announced an early implementation of the sulphur cap effective January 1, 2019. The regulations, which were announced in mid-2018, are similar to those already applied in European ECAs. They set a sulphur content limit of 0.5% and will affect all vessels sailing within 12 nautical miles of the coast as well as when berthing. The Annex VI amendments also establish tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by MEPC as Emission Control Areas (ECAs). The North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon, has been enforceable since August 1, 2012. The North Sea and Baltic Sea were designated ECAs in 2017, and are expected to take effect in 2021. As of January 1, 2015, fuel used by vessels operating in the ECA cannot contain more than 0.1% sulfur. NOx after- treatment requirements became effective in 2016. The U.S. Caribbean ECA, which includes the waters of Puerto Rico and the Virgin Islands, became enforceable on January 1, 2014. We may incur costs to install control equipment on our engines in order to comply with the new requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of

Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. Our entire fleet has been issued a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention. In jurisdictions where the Bunkers Convention has not been adopted, such as the United States, various legislative schemes or common law govern, and liability is either strict or imposed on the basis of fault.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency, or EPA, regulations we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then-current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. To comply with the VGP vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan. As part of a settlement of a lawsuit challenging the VGP, EPA issued a new VGP (2013 VGP) that became effective on December 19, 2013 and remains in effect during the implementation of the 2018 Vessel Incident Discharge Act, discussed below. The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, discussed below, and are consistent with the USCG's 2012 ballast water discharge standards described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. EPA is implementing the 2013 VGP on a staggered basis, depending on the size of a vessel and its first drydocking between January 1, 2014 and January 1, 2016. Vessels that are constructed after December 1, 2013 are immediately subject to the requirements of the 2013 VGP. The ballast water management standards of the 2013 VGP were challenged by the Canadian Shipowners' Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that EPA had acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court's ruling. In the meantime, the 2013 VGP will remain in effect. As of the date of this report, there are sixteen USCG-approved ballast water management systems, and EPA has refused to extend or waive the date for compliance with the ballast water management requirements in the 2013 VGP. Instead, EPA will consider why a vessel does not have compliant ballast water management technology if it takes action to enforce the new requirements. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels. On April 12, 2013, EPA issued the 2013 VGP with an effective period of December 19, 2013 to December 18, 2018 (i.e., five years). However, in order to extend the 2013 VGP's provisions, leaving them in effect until new regulations are final and enforceable, the Vessel Incidental Discharge Act ("VIDA") was signed. The VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA) Section 312(p). VIDA requires EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect until the U.S. Coast Guard regulations are finalized.

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

        The EU MRV (Monitoring, Reporting, Verification) regulation entered into force on July 1, 2015, and it requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage (GT) calling at any EU and EFTA (Norway and Iceland) port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, are to be verified by independent certified bodies (RO) and sent to a central database managed by the European Maritime Safety Agency (EMSA). The aggregated ship emission and efficiency data will be published by the EC by June 30, 2019 and then every consecutive year.

        The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. As of the date of this report, the USCG has approved sixteen Ballast Water Treatment Systems. Our fleet has obtained extensions for the vessels drydocked in 2017 and due for drydocking in 2018 which are deferred to their next scheduled dry-docking date. The Coast Guard has not issued extension letters to the vessels with compliance dates on or after January 1, 2019. Now that a type approved system is available, the status of these applications will be changed from "received" to "held in abeyance" since the application's original criteria are no longer valid. In order to receive approval for an extension, additional information must be submitted including appropriate documentation as to why compliance with the requirements is not possible.

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

        The 2005 Kyoto Protocol to the United Nations Framework Convention on Climate Change required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The EEDI establishes a minimum energy efficiency level per capacity mile and will be applicable to new vessels. The Ship Energy Efficiency Management Plan is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. By 2025, all new ships built must be 30% more energy efficient than those built in 2014. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. The U.S. EPA Administrator issued a finding that greenhouse gases threaten the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile sources and proposed regulations that would restrict greenhouse gas emissions from certain large stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affect to the extent that climate change may result in sea level changes or more intense weather events.

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

        In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States' offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability.

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

  IMO Cyber security

        The Maritime Safety Committee, at its 98th session in June 2017, also adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company's Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the ISM Code safety management on ships by January 1, 2021.

  Vessel Recycling Regulations

        The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel's flag verifying the inventory. The new regulation will take effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

Seasonality

        Our containerships primarily operate under multi-year charters and therefore are not subject to the effect of seasonal variations in demand.

Properties

        We have no freehold or leasehold interest in any real property. We occupy space at 3, Christaki Kompou Street, Peters House, 3300, Limassol, Cyprus and 14 Akti Kondyli, 185 45 Piraeus, Greece that is owned by our manager, Danaos Shipping, and which is provided to us as part of the services we receive under our management agreement.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 28, 2019, we had a fleet of 55 containerships aggregating 327,616 TEU, making us among the largest containership charter owners in the world, based on total TEU capacity. Gemini, in which we hold a 49% minority equity interest, owned four additional containerships aggregating 23,998 TEU in capacity, as of February 28, 2019. We do not consolidate Gemini's results of operations and account for our minority equity interest under the equity method of accounting, which is recorded under "Equity income/(loss) on investments" in our consolidated statements of operations.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2019, fifty-one containerships in our fleet were employed on time charters, out of which twenty-two expire in 2019, and four containerships were employed on bareboat charters. Gemini has employed all of its containerships on time charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2019, our diverse group of customers in the containership sector included CMA-CGM, Yang Ming, COSCO, Hyundai Merchant Marine, ZIM Israel Integrated Shipping Services, Hapag Lloyd, Maersk, Evergreen, MSC, ONE and Samudera; and for Gemini, MSC, Hapag Lloyd and TS Lines.

        The average number of containerships in our fleet for each of the years ended December 31, 2018, 2017 and 2016 was 55.0.

Our Manager

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The term of this agreement expires on December 31, 2024 (subject to certain termination rights described in "Item 7. Major Shareholders and Related Party Transactions"). Our manager is ultimately owned by DIL, which is also our largest stockholder.

2018 Refinancing

        We consummated a comprehensive debt refinancing, which we refer to as the "2018 Refinancing", with certain of our lenders on August 10, 2018, which we refer to as the 2018 Refinancing Closing Date. The 2018 Refinancing involved our entry into modified or amended and restated credit facilities, reflecting a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and extended debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024), as described in more detail below under "—2018 Refinancing and New 2018 Credit Facilities." In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 99,342,271 shares of our common stock on the 2018 Refinancing Closing Date, which ratably diluted existing holders of our common stock. We agreed to provide the lenders with certain registration rights with respect to these shares, which have been registered for resale under the Securities Act, pursuant to a registration rights agreement. See "Item 10. Additional Information—Material Contracts—Registration Rights."

        In connection with the 2018 Refinancing, we agreed to use commercially reasonable efforts to consummate an offering of common stock for aggregate net proceeds of not less than $50 million within 18 months after the 2018 Refinancing Closing Date (the "Follow-on Equity Raise"). In order to facilitate the Follow-on Equity Raise, DIL has entered into an agreement with us, dated as of August 10, 2018 (the "Backstop Agreement"), pursuant to which DIL agreed to purchase up to $10 million of common stock in such offering (please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Backstop Agreement").

        DIL and our manager, Danaos Shipping Co. Ltd. (the "Manager") made a number of other financial and operating commitments in connection with the 2018 Refinancing, including (1) DIL's contribution of $10 million to us on the 2018 Refinancing Closing Date for which it did not receive any shares of common stock or other interests in us, (2) in connection with the amendment and restatement of our management agreement with the Manager (please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement") and of our restrictive covenant agreement with DIL and Dr. Coustas (please see Item 7. "Major Shareholders and Related Party Transactions—Related Party Transactions—Non-competition") and (3) as set forth in a Stockholders Agreement we entered into on August 10, 2018 with DIL and the lenders receiving shares in the 2018 Refinancing (please see "Item 10. Additional Information—Stockholders Agreement"). In connection with the 2018 Refinancing, we also implemented certain corporate governance arrangements, as described under "Item 10. Additional Information—Stockholders Agreement" and "Item 10 Additional Information—Articles of Incorporation and Bylaws—Supermajority Stockholder Approval."

        We also agreed to seek to refinance two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect. The net proceeds are to be applied pro rata to repay the credit facilities secured by mortgages on such vessels.

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

        On October 12, 2018 the First Instance Court of Seoul, issued its judgement on our submitted common benefit claim. Owners of the respective vessels were awarded with the total amount of $6.1 million plus interest and legal costs. The common benefit claim applies to the unpaid charter hires plus other outstandings for the period from the date of Hanjin Shipping's filing for bankruptcy until the termination notices for each respective charterparty.

        The Bankruptcy Trustee of Hanjin Shipping filed an appeal to the High Court (an appellate court in South Korea). On February 13, 2019, the appellate court in South Korea dismissed the appeal filed by the Bankruptcy Trustee of Hanjin Shipping in its entirety upholding the judgement of the First Instance Court of Seoul. On February 28, 2019 the Bankruptcy Trustee of Hanjin Shipping filed an appeal to the Supreme Court of Korea against the judgement rendered by the appellate court in South Korea.

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

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2019, the charters for twenty-two of our vessels are scheduled to expire between March 2019 and December 2019. With the prevailing low charter rate levels, we expect that we will have to re-charter many of these vessels at the existing low spot charter rates.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are often operated, our containerships have consistently been deployed at high levels of utilization. During 2018, our fleet utilization was 96.8% compared to 96.4% in 2017. Year 2017 was affected by Hanjin Shipping's filing for receivership and cancellation of long term charters for eight of our vessels in the second half of 2016. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 360 and 684 total off-hire days for our entire fleet during 2018 and 2017, respectively, other than for scheduled drydockings and special surveys and excluding laid up vessels other than for scheduled drydockings and special surveys and excluding laid up vessels. The off-hire days in 2017 were mainly due to the redelivery of eight of our vessels in the second half of 2016 from Hanjin Shipping due to its filing for court receivership. An increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contracted utilization of our operating fleet as of December 31, 2018.

	2019	2020 - 2021	2022 - 2023	2024 - 2028	Total
Contracted revenue (in millions)(1)	$366.7	$664.6	$430.0	$116.1	$1,577.4
Number of vessels whose charters are set to expire in the respective period(2)	24	9	15	7	55
TEUs on expiring charters in the respective period	87,026	37,144	124,946	78,500	327,616
Contracted Operating(3) days	14,442	18,759	9,959	3,620	46,780
Total Operating(3) days	19,790	39,844	39,572	94,903	194,109
Contracted Operating days/Total Operating days	73.0%	47.1%	25.2%	3.8%	24.1%

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

        Revenues from multi-year period charters comprised a substantial portion of our revenues for the years ended December 31, 2018, 2017 and 2016. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2018, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers, some of which are currently facing substantial financial pressure, are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected, as was the case with the cancellation of long-term, fixed rate charters for eight of our vessels by Hanjin Shipping in 2016. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Charters as of December 31, 2018(1)
(Amounts in millions of U.S. dollars)

Number of Vessels	2019	2020 - 2021	2022 - 2023	2024 - 2028	Total
55	$366.7	$664.6	$430.0	$116.1	$1,577.4

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

        Due to the Hanjin Shipping charter cancellations and weak charter market conditions we currently have twenty-two vessels employed on short term time charters in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 1.25% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 3.75% to a limited number of our charterers. Our manager will also receive a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2018, 2017 and 2016 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2019, this fee will remain at 1.25%.

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

        Under time charters, such as those on which we charter all but four of the containerships in our fleet as of February 28, 2019, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining four containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Impairment Loss

        We have recognized an impairment loss of $210.7 million in relation to ten of our vessels held and used as of December 31, 2018 due to (i) the impairment loss of $197.2 million recognized for eight 4,300 TEU vessels and (ii) the impairment loss of $13.5 million for two 3,300 TEU vessels as a result of volatility in the spot market and the vessels' market values, the continued weakness of containership market and the potential impact the current containership market may have on its future operations. There was no impairment loss as of December 31, 2017. We have recognized an impairment loss of $415.1 million in relation to 25 of our vessels as of December 31, 2016 due to (i) the impairment loss of $205.2 million recognized for five 3,400 TEU vessels formerly chartered to Hanjin Shipping, and (ii) the impairment loss of $209.9 million recognized for 18 of our vessels of 4,300 TEU or less capacity and for two 6,400 TEU vessels as a result of the weakness of containership market and the other than temporary nature of the decline in these vessels' market values. See "Critical Accounting Policies—Impairment of Long-lived Assets."

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

  General and Administrative Expenses

        We paid our manager the following fees for 2018, 2017 and 2016: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel. Our executive officers received an aggregate of €2.7 million ($3.2 million), €1.5 million ($1.8 million) and €1.5 million ($1.7 million) in compensation for the years ended December 31, 2018, 2017 and 2016, respectively.

        For 2019, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Bad Debt Expense

        At each balance sheet date, all potentially uncollectible accounts receivable are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and current relationship with and economic status of our customers. We recorded bad debt expense of $15.8 million in the year ended December 31, 2016 related to unpaid charter hire recorded as accounts receivable from Hanjin Shipping prior to its filing for court receivership in September 2016. There were no bad debt expenses in the years ended December 31, 2018 and December 31, 2017.

  Other Income/(Expenses), Net

        In 2018, we recorded net other expenses of $50.5 million out of which $51.3 million in expenses related to refinancing professional fees. In 2017, we recorded other expenses of $16.2 million mainly related to professional fees due to the refinancing discussions with our lenders of $14.3 million and a $2.4 million realized loss on sale of HMM securities. In 2016, we recorded other expenses of $41.6 million mainly consisting of $29.4 million impairment loss on ZIM securities and a $12.9 million loss on sale of HMM equity securities.

  Interest Expense, Interest Income and Other finance expenses

        We have incurred interest expense on outstanding indebtedness under our credit facilities which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. See "—2018 Refinancing and New 2018 Credit Facilities" for a description of our 2018 Refinancing, including the Troubled Debt Restructuring (TDR) accounting applied from the 2018 Refinancing Closing Date, which reduced the aggregate amount of debt outstanding under our credit facilities and the interest expense recognized in our statement of operations.

  Gain on Debt Extinguishment

        We have recorded a net gain on debt extinguishment of $116.4 million in the year ended December 31, 2018 related to the refinancing of our loan facilities.

  Unrealized Gain/(Loss) and Realized Loss on Derivatives

        We currently have no outstanding interest rate swaps agreements. In past years, we had interest rate swaps agreements generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. All changes in the fair value of our cash flow interest rate swap agreements were recorded in earnings under "Net Unrealized and Realized Losses on Derivatives". Recognition of non-cash fair value movements of our interest rate swaps directly in our earnings creates potential volatility in our reported earnings. We recorded in our earnings gross unrealized gains from changes in the fair value of the cash flow interest rate swaps of nil for the years ended December 31, 2018 and 2017 and of $4.5 million for the year ended December 31, 2016.

        We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. We reclassified from Accumulated Other Comprehensive Loss to our earnings unrealized losses of $0.2 million and recognized accelerated amortization of accumulated other comprehensive loss for the year ended December 31, 2016. An amount of $3.7 million, $3.7 million and $4.0 million was reclassified from Accumulated Other Comprehensive Loss into earnings for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels. Additionally, we recognized accelerated amortization of these deferred realized losses of $1.4 million, nil and $7.7 million in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2018, 2017 and 2016.

        As of December 31, 2016, all of our cash flow interest rate swap arrangements had expired and we have not entered into any new interest rate swap arrangements since that time.

Results of Operations

  Year ended December 31, 2018 compared to the year ended December 31, 2017

        During the year ended December 31, 2018 and December 31, 2017, Danaos had an average of 55 containerships. Our fleet utilization for the year ended December 31, 2018 was 96.8% compared to 96.4% for the year ended December 31, 2017. The fleet utilization excluding the off charter days of the vessels that were previously chartered to Hanjin was 97.9% in the year ended December 31, 2017.

  Operating Revenues

        Operating revenues increased by 1.5%, or $7.0 million, to $458.7 million in the year ended December 31, 2018 from $451.7 million in the year ended December 31, 2017.

        Operating revenues for the year ended December 31, 2018 reflect:

  •
  $13.8 million increase in revenues in the year ended December 31, 2018 compared to the year ended December 31, 2017 due to the re-chartering of certain of our vessels at higher rates.

  •
  $6.8 million decrease in revenues due to lower fleet utilization of our vessels in the year ended December 31, 2018 compared to the year ended December 31, 2017 (other than three vessels previously chartered to Hanjin which were less utilized in the year ended December 31, 2017).

  Voyage Expenses

        Voyage expenses decreased by $0.4 million, to $12.2 million in the year ended December 31, 2018 from $12.6 million in the year ended December 31, 2017.

  Vessel Operating Expenses

        Vessel operating expenses decreased by 2.2%, or $2.4 million, to $104.6 million in the year ended December 31, 2018 from $107.0 million in the year ended December 31, 2017. The average daily operating cost per vessel for vessels on time charter was $5,619 per day for the year ended December 31, 2018 compared to $5,661 per day for the year ended December 31, 2017. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

  Depreciation

        Depreciation expense decreased by 6.4%, or $7.4 million, to $107.8 million in the year ended December 31, 2018 from $115.2 million in the year ended December 31, 2017.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs increased by $2.5 million, to $9.2 million in the year ended December 31, 2018 from $6.7 million in the year ended December 31, 2017. The increase was mainly due to the increased number of vessels dry-docked over the last year.

  General and Administrative Expenses

        General and administrative expenses increased by $3.6 million, to $26.3 million in the year ended December 31, 2018, from $22.7 million in the year ended December 31, 2017. The increase was mainly due to increased remuneration costs and professional fees.

  Impairment Loss

        We have recognized an impairment loss of $210.7 million in relation to 10 of our vessels as of December 31, 2018 compared to nil in the year ended December 31, 2017.

  Interest Expense, Interest Income and Other Finance Expenses

        Interest expense decreased by 1.0%, or $0.9 million, to $85.7 million in the year ended December 31, 2018 from $86.6 million in the year ended December 31, 2017. The decrease in interest expense is attributable to a:

  •
  $16.9 million decrease in interest expense on two of our credit facilities for which we have recognized an interest expense accrual, which has been classified on our balance sheet under "Accumulated accrued interest" and represents future interest expense for the relevant facilities that has been recognized in advance as a result of the application of TDR accounting in connection with our debt refinancing.

  •
  $12.2 million increase in interest expense due to an increase in debt service cost of approximately 1.1%, partially offset by a $358.1 million decrease in our average debt, to $2,051.0 million in the year ended December 31, 2018, compared to $2,409.1 million in the year ended December 31, 2017.

  •
  $3.8 million increase in the amortization of deferred finance costs and debt discount related to our debt refinancing.

        As of December 31, 2018, the debt outstanding, gross of deferred finance costs, was $1,666.2 million compared to $2,340.8 million as of December 31, 2017.

        Interest income increased by $0.2 million to $5.8 million in the year ended December 31, 2018 compared to $5.6 million in the year ended December 31, 2017.

        Other finance costs, net decreased by $1.1 million, to $3.0 million in the year ended December 31, 2018 from $4.1 million in the year ended December 31, 2017 mainly due to decreased exit fees expenses.

  Gain on debt extinguishment

        The gain on debt extinguishment of $116.4 million in the year ended December 31, 2018 relates to our 2018 Refinancing described below and consists of debt principal reduction net of refinancing related fees.

  Equity income on investments

        Equity income on investments amounted to $1.4 million in the year ended December 31, 2018 compared to $1.0 million in the year ended December 31, 2017 and relates to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

  Loss on Derivatives

        Amortization of deferred realized losses on interest rate swaps increased by $1.4 million to $5.1 million in the year ended December 31, 2018 compared to $3.7 million in the year ended December 31, 2017 due to the accelerated amortization of accumulated other comprehensive loss.

  Other income/(expenses), net

        Other income/(expenses), net was $50.5 million in expenses in the year ended December 31, 2018 compared to $15.8 million in expenses in the year ended December 31, 2017 mainly due to a $37.0 million increase in refinancing-related professional fees, which were partially offset by a $2.4 million realized loss on sale of HMM securities in the year ended December 31, 2017 that did not recur in the 2018 period.

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

Liquidity and Capital Resources

        Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006, common stock sale in August 2010 and the capital contribution of DIL. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

        Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. As described below, on August 10, 2018, we refinanced over $2.2 billion of debt scheduled to mature by December 2018, extending maturities to December 31, 2023 (or in some cases June 30, 2024).

        Under our existing multi-year charters as of December 31, 2018, we had contracted revenues of $366.7 million for 2019, $345.2 million for 2020 and, thereafter, approximately $0.9 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters.

        As of December 31, 2018, we had cash and cash equivalents of $77.3 million. As of December 31, 2018, we had no remaining borrowing availability under our credit facilities. As of December 31, 2018, we had $1,666.2 million of outstanding indebtedness gross of deferred finance costs. We are obligated to make quarterly fixed amortization payments, totaling $113.8 million in 2019, and quarterly variable amortization payments on this outstanding indebtedness. See "—Scheduled Principal Payments" below.

        The Company entered into an agreement with certain of the lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction which was consummated on August 10, 2018. The debt refinancing involved the Company's entry into new credit facilities, which we refer to as the New 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, the Company issued to certain of its lenders an aggregate of 99,342,271 shares of the Company's common stock on the 2018 Refinancing Closing Date, representing 47.5% of the Company's issued and outstanding common stock immediately after giving effect to such issuance. The issuance ratably diluted existing holders of the Common Stock. See "—2018 Refinancing and New 2018 Credit Facilities" below.

        Under the New 2018 Credit Facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See "—2018 Refinancing and New 2018 Credit Facilities" below and Note 10 "Long-Term Debt, net" to our consolidated financial statements included elsewhere in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations.

        We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. In addition, under the New 2018 Credit Facilities we are not permitted to pay dividends, until (1) we receive in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. After these conditions are satisfied, under the New 2018

Credit Facilities we will be permitted to pay dividends if an event of default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.

        In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM's restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM's other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. ZIM's charter-owner creditors designated two of the nine members of ZIM's initial Board of Directors following the restructuring, including one director nominated by us, Dimitris Chatzis, the father of our Chief Financial Officer.

        In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine ("HMM"), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding losses of $36.4 million for all remaining HMM and ZIM notes in accumulated other comprehensive income/(loss) as of December 31, 2018. See Note 7, "Other Non-current Assets" to our consolidated financial statements included in this report.

        In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the 2018 Refinancing Closing Date, for which DIL did not receive any shares of common stock or other interests in us. In connection with the 2018 Refinancing, we have also undertaken to seek to refinance two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect. The net proceeds are to be applied pro rata to repay the credit facilities secured by mortgages on such vessels.

        We have agreed to install scrubbers on seven of our vessels with estimated total costs amounting to approximately $21.6 million, of which $5 million was paid as advances in 2018, and have an option to install the scrubbers on two more vessels as of February 28, 2019.

Cash Flows

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
		(In thousands)
Net cash provided by operating activities	$164,686	$181,073	$261,967
Net cash provided by/(used in) investing activities	$(8,250)	$1,758	$(9,379)
Net cash used in financing activities	$(148,868)	$(189,653)	$(251,130)

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased by 9.1%, or $16.4 million, to $164.7 million in the year ended December 31, 2018 compared to $181.1 million in the year ended December 31, 2017. The decrease was the result of an increase of $37.1 million in other expenses mainly due to refinancing-related professional fees and an increase in payments for drydocking and special survey costs by $5.8 million, which were partially offset by an increase of $7.0 million in operating revenue, a $6.3 million decrease in net finance costs and a $13.0 million change in working capital in the year ended December 31, 2018 compared to the year ended December 31, 2017.

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

  Net Cash Provided by/(Used in) Investing Activities

        Net cash flows provided by/(used in) investing activities decreased by $10.0 million, to $8.2 million used in investing activities in the year ended December 31, 2018 compared to $1.8 million provided by investing activities in the year ended December 31, 2017. The decrease mainly reflects $6.2 million in net proceeds from the sale of securities in the year ended December 31, 2017 that did not recur in the year ended December 31, 2018 and a $3.8 million increase in cash used in connection with vessel additions and advances for vessels additions in the year ended December 31, 2018 compared to the year ended December 31, 2017.

        Net cash flows provided by/(used in) investing activities increased by $11.2 million, to $1.8 million provided by investing activities in the year ended December 31, 2017 compared to $9.4 million used in investing activities in the year ended December 31, 2016. The increase reflects mainly $6.2 million of net proceeds from sale of securities in the year ended December 31, 2017 compared to $5.1 million of net proceeds from sale of vessels in the year ended December 31, 2016 and nil cash used for investments in affiliates in the year ended December 31, 2017 compared to $10.0 million cash used for investments in affiliates in the year ended December 31, 2016.

  Net Cash Used in Financing Activities

        Net cash flows used in financing activities decreased by $40.8 million, to $148.9 million used in financing activities in the year ended December 31, 2018 compared to $189.7 million used in financing activities in the year ended December 31, 2017 mainly due to debt payments of $441.0 million partially paid with new loan facilities drawdowns of $325.9 million, deferred finance costs of $35.0 million relating to certain of our new loan agreements in connection with our debt refinancing, payments of accumulated accrued interest of $8.6 million and share issuance costs of $0.2 million, which were partially offset by paid-in capital of $10.0 million in the year ended December 31, 2018 compared to $189.7 million of debt payments in the year ended December 31, 2017.

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

  EBITDA and Adjusted EBITDA

        EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs and finance costs accrued, impairment losses, stock based compensation, (gain)/loss on sale of vessels, unrealized (gain)/loss on derivatives, realized loss on derivatives, bad debt expense, gain on debt extinguishment, refinancing professional fees, loss on sale of securities and accelerated amortization of accumulated other comprehensive loss. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

  Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
		(In thousands)
Net income/(loss)	$(32,936)	$83,905	$(366,195)
Depreciation	107,757	115,228	129,045
Amortization of deferred drydocking & special survey costs	9,237	6,748	5,528
Amortization of deferred realized losses of cash flow interest rate swaps	3,694	3,694	4,028
Amortization of finance costs and debt discount	14,957	11,153	12,652
Finance costs accrued (Exit Fees under our Bank Agreements)	2,059	3,169	3,447
Interest income	(5,781)	(5,576)	(4,682)
Interest expense	70,749	75,403	70,314

EBITDA	169,736	293,724	(145,863)

Gain on debt extinguishment	(116,365)	—	—
Refinancing professional fees	51,313	14,297	—
Loss on sale of securities	—	2,357	12,906
Impairment loss	210,715	—	415,118
Impairment loss on securities	—	—	29,384
Impairment loss component of equity loss on investments	—	—	14,642
Bad debt expense	—	—	15,834
Accelerated amortization of accumulated other comprehensive loss	1,443	—	7,706
Stock based compensation	1,006	—	76
Loss on sale of vessels	—	—	36
Realized loss on derivatives	—	—	5,397
Unrealized gain on derivatives	—	—	(4,649)

Adjusted EBITDA	$317,848	$310,378	$350,587

        EBITDA decreased by $124.0 million, to $169.7 million in the year ended December 31, 2018, from $293.7 million in the year ended December 31, 2017. This decrease was attributed to a $210.7 million impairment loss and a related accelerated amortization of accumulated other comprehensive loss of $1.4 million in the year ended December 31, 2018 compared to nil in the year ended December 31, 2017, by a $34.7 million increase in net other expenses mainly due to refinancing-related professional fees and a $0.9 million increase in operating expenses, which were partially offset by a $116.4 million gain on debt extinguishment, a $7.0 million increase in operating revenue and a $0.4 million improvement in operating performance on our equity investments in the year ended December 31, 2018 compared to the year ended December 31, 2017.

        Adjusted EBITDA increased by $7.4 million, to $317.8 million in the year ended December 31, 2018 from $310.4 million in the year ended December 31, 2017. The increase was attributable mainly to a $7.0 million increase in operating revenue and a $0.4 million improvement in operating performance on our equity investments in the year ended December 31, 2018 compared to the year ended December 31, 2017.

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

2018 Refinancing and New 2018 Credit Facilities

        We entered into a debt refinancing agreement with certain of our lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing, which we refer to as the "2018 Refinancing", which was consummated on August 10, 2018, which we refer to as the 2018 Refinancing Closing Date, that superseded, amended and supplemented the terms of each of our then-existing credit facilities (other than the Sinosure-CEXIM-Citibank-ABN Amro credit facility which is not covered thereby). The 2018 Refinancing provided for, among other things, the issuance of 99,342,271 new shares of common stock to certain of our lenders (which represented 47.5% of our outstanding common stock immediately after giving effect to such issuance and diluted existing shareholders ratably), a principal amount debt reduction of approximately $551 million, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantees and security packages and $325.9 million of new debt financing from one of our lenders—Citibank (the "Citibank—New Money"). Our largest stockholder, DIL, contributed $10 million to the Company on the 2018 Refinancing Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. The maturities of the new loan facilities covered by this debt refinancing were extended by five years to December 31, 2023 (or, in some cases, June 30, 2024).

        In addition, we agreed to make reasonable efforts to source investment commitment for new shares of common stock for not less than $50 million in net proceeds no later than 18 months after the 2018 Refinancing Closing Date (up to $10 million of which is to be underwritten by DIL as set out in the Backstop Agreement (See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Backstop Agreement")).

        As part of the 2018 Refinancing we entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 (or, in some cases as noted below, June 30, 2024) through an amendment and restatement or replacement of existing credit facilities. The following are the new term loan credit facilities (the "New 2018 Credit Facilities"):

  (i)
  a $475.5 million credit facility provided by the Royal Bank of Scotland (the "RBS Facility"), which refinanced the prior Royal Bank of Scotland credit facilities

  (ii)
  a $382.5 million credit facility provided by HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank (the "HSH Facility"), which refinanced the prior HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank credit facilities

  (iii)
  a $114.0 million credit facility provided by Citibank (the "Citibank $114 mil. Facility"), which refinanced the prior Citibank credit facility

  (iv)
  a $171.8 million credit facility provided by Credit Suisse (the "Credit Suisse $171.8 mil. Facility"), which refinanced the prior Credit Suisse credit facility

  (v)
  a $37.6 million credit facility provided by Citibank—Eurobank (the "Citibank—Eurobank $37.6 mil. Facility)"), which refinanced the prior Citibank—Eurobank credit facility

  (vi)
  a $206.2 million credit facility provided by Citibank—Credit Suisse—Sentina (the "Club Facility $206.2 mil."), which refinanced the prior EnTrustPermal—Credit Suisse—CitiGroup Club facility

  (vii)
  a $120.0 million credit facility provided by Citibank (the "Citibank $120 mil. Facility"), which refinanced the prior ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece facilities

  (viii)
  a $123.9 million credit facility provided by Citibank (the "Citibank $123 mil. Facility"), which refinanced the prior Deutsche Bank facility

Interest and Fees

        The interest rate payable under the New 2018 Credit Facilities (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of $282 million principal related to the RBS Facility and HSH Facility, which tranches have maturity dates of June 30, 2024.

        We were required to pay a cash amendment fee of $69.2 million in the aggregate, out of which $23.9 million was paid in cash before December 31, 2018 and the remaining portion will be paid in instalments. Of the unpaid portion of the amendment fee, $30.5 million was accrued under "Other current liabilities" and $14.8 million under "Other long-term liabilities" in the consolidated balance sheet as of December 31, 2018. Of the cash amendment fee, $17.2 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $52.0 million was expensed to the consolidated statement of operations.

        We were also required to issue 14.7 million shares of common stock as part of the amendments fees on the 2018 Refinancing Closing Date, or $25.0 million fair value in the aggregate. Of this amount, recognition of $18.1 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $6.9 million was expensed in the accompanying consolidated statements of operations. The fair value of the shares issued at the 2018 Refinancing Closing Date are based on a Level 1 measurement of the share's price, which was $1.70 as of August 10, 2018.

        We incurred $51.3 million and $14.3 million of professional fees related to the refinancing discussions with our lenders reported under "Other income/(expenses), net" in the accompanying consolidated statements of operations for the year ended December 31, 2018 and 2017, respectively. Additionally, we deferred $11.7 million of professional fees related to the Citibank facilities, which will be amortized over the life of the respective credit facilities.

Covenants, Events of Defaults, Collaterals and Guarantees

        The New 2018 Credit Facilities contain financial covenants set at levels with which we were in compliance as of December 31, 2018 and that requires us to maintain:

  (i)
  minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (ii)
  minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (iii)
  minimum liquidity of $30 million throughout the term of the New 2018 Credit Facilities,

  (iv)
  maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter,

  (v)
  minimum interest coverage ratio of 2.50x throughout the term of the New 2018 Credit Facilities and

  (vi)
  minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

        The New 2018 Credit Facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to our business, the Company's common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective New 2018 Credit Facilities. Each of the new credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, our investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees.

        In connection with the 2018 Refinancing, we have also undertaken to seek to refinance two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect. The net proceeds are to be applied pro rata to repay the new credit facilities secured by mortgages on such vessels.

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

Exit Fee

        As of December 31, 2018, the Company has an accrued Exit Fee of $21.6 million relating to its debt facilities and is reported under "Long-term debt, net" in the consolidated Balance Sheet. The payment of the exit fees accrued under the long-term debt prior to the debt refinancing shall be postponed on the earlier of maturity, acceleration or prepayment or repayment in full of the amended facilities or the relevant facility refinancing. The exit fees will accrete in the consolidated statement of operations of the Company over the life of the respective facilities covered by the 2018 Refinancing

(which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) up to the agreed full exit fees payable amounting to $24.0 million.

Accounting for the Refinancing Agreement

        We performed an accounting analysis on a lender by lender basis to determine which accounting guidance applied to each of the amendments to our Existing Credit Facilities. The following guidance was used to perform the analysis:

  (i)
  As set forth in ASC 470-60, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" troubled debt restructuring ("TDR") accounting is required when the debtor is experiencing financial difficulty and the creditor has granted a concession. A concession is granted when the effective borrowing rate on the restructured debt is less than the effective borrowing rate on the original debt. The application of TDR accounting requires a comparison of the recorded value of each debt instrument prior to restructuring to the sum of the undiscounted future cash flows to be received by a creditor under the newly restructured debt instrument. Interest expense in future periods is determined by the effective interest rate required to discount the newly restructured future cash flows to equal the recorded value of the debt instrument without regard to how the parties allocated these cash flows to principal and interest in the restructured agreement. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. In this instance, no future interest expense will be recorded on the affected facilities, as the adjusted recorded value and the undiscounted future cash flows are equal and the effective interest rate is zero.

  (ii)
  For lenders on which we concluded that the above changes to the terms of long-term debt do not constitute a troubled debt restructuring as no concession has been granted, we applied the guidance in ASC 470-50, Modifications and Extinguishments. The accounting treatment is determined by whether (1) the lender (creditor) remains the same and (2) terms of the new debt and original debt are substantially different. The new debt and the old debt are considered "substantially different" pursuant to ASC 470-50 when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt should be initially recorded at fair value, with the difference recognized as an extinguishment gain or loss.

        Based on the analysis, we concluded for the lenders that participated in both the Existing Credit Facilities and the New 2018 Credit Facilities, the following accounting:

Troubled Debt Restructuring

        Prior to the finalization of the 2018 Refinancing, we concluded that we were experiencing financial difficulty and that certain of our lenders granted a concession (as part of the 2018 Refinancing). We were experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and we were not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the following accounting has been applied at the 2018 Refinancing Closing Date:

  (i)
  As of the 2018 Refinancing Closing Date, the outstanding balance of HSH Facility was $639.2 million. In exchange for reduction of principal of $251.0 million, the lenders received a total of 49.4 million shares of common stock with a fair value of $83.9 million, resulting in a net concession of $167.1 million. Accumulated accrued interest of $129.3 million was recognized using the Libor rate of 2.34% as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. For the HSH Facility, the total undiscounted future cash flows total $518.6 million, which results in a gain of $36.6 million. The amendment fees to be paid to HSH Facility lenders of $9.5 million were recorded in the consolidated statement of operations and reduced the net gain on debt extinguishment.

  (ii)
  As of the 2018 Refinancing Closing Date, the outstanding balance of RBS Facility was $660.9 million. In exchange for reduction of principal of $179.2 million, the lender received a total of 35.2 million shares of common stock with a fair value of $59.9 million, resulting in a net concession of $119.3 million and accumulated accrued interest of $119.3 million as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. For the RBS Facility, the undiscounted cash flows exceed the recorded value of the modified debt, and as such, the modified and new debt will be accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. The amendment fees to be paid to RBS of $9.3 million were deferred and recognized through the consolidated statement of operations using the effective interest method.

        Following the issuance of the shares of common stock, HSH and RBS are considered related parties. The fair value of the shares issued at the 2018 Refinancing Closing Date are based on a Level 1 measurement of the share's price, which was $1.70 as of August 10, 2018.

Modification and Extinguishment Accounting

        Based on the accounting analysis performed, we concluded that:

  (i)
  As of the 2018 Refinancing Closing Date, the outstanding balance for the Credit Suisse Facility, the Credit Suisse and Sentina portions of the New Club Facility and the Eurobank portion of the Citibank—Eurobank Facility was $173.5 million, $125.6 million and $7.2 million, respectively. The present value of the cash flows under the Credit Suisse facilities and Sentina portion of the New Club Facility and Eurobank portion of the Citibank—Eurobank Facility, as amended by the debt refinancing, were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing, and, as such, were accounted for the debt refinancing as a modification. Accordingly, no gain or loss was recorded and a new effective interest rate was established based on the carrying value of the long-term loan prior to the debt refinancing becoming effective and the revised cash flows pursuant to the debt refinancing, including the fair value of the shares issued to the lender as part of the amendment fees. Total amendment fees paid in cash and shares to the Credit Suisse Facility, New Club Facility and Eurobank portion of the Citibank—Eurobank Facility were $15.1 million, $10.9 million and $0.1 million, respectively, and are deferred over the life of the facilities and recognized through the new effective interest method.

  (ii)
  The present value of the cash flows for all of the Existing Citibank facilities amounting to $152.9 million plus the Citibank—New Money amounting to $325.9 million, was substantially different from the present value of the remaining cash flows under the terms of the original instrument prior to the debt refinancing, and, as such, accounted for the debt refinancing as an extinguishment. Accordingly, we derecognized the carrying value of the prior Citibank debt facilities and recorded the refinanced debt at fair value totaling $448.2 million. Total new fees of $49.5 million were recorded directly in the consolidated statement of operations under the gain on debt extinguishment. The fair value of the new Citibank facilities was determined by the Company through an independent valuation using an issue date, risk adjusted market interest rate of 7.15% per annum, similar to the market yield for unsecured high yield bonds to the shipping companies, and considered to be a Level 2 input in the ASC 820 fair value hierarchy.

        The outstanding principal and related exit fee payable for the Deutsche Bank Facility, the EnTrustPermal portion of the Club Facility and the ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece Facility ("Other facilities") totaling $450.8 million were extinguished with the proceeds from the Citibank—New Money amounting to $325.9 million and with corporate cash amounting to $12.0 million, resulting in a net gain on debt extinguishment of $89.3 million.

Sinosure-CEXIM-Citibank-ABN Amro Credit Facility

        On February 21, 2011, we entered into an agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China ("CEXIM") for a senior secured credit facility (the "Sinosure-CEXIM-Citibank-ABN Amro Credit Facility") of $203.4 million for the newbuilding vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. We took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

  Principal and Interest Payments

        Borrowings under the Sinosure-CEXIM-Citibank-ABN Amro Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. We are required to repay principal amounts drawn in consecutive semi-annual installments over a ten-year period commencing from the delivery of the respective newbuilding.

  Covenants, Events of Default and Other Terms

        On the 2018 Refinancing Closing Date we amended and restated the Sinosure-CEXIM-Citibank-ABN Amro Credit Facility, dated as of February 21, 2011, as amended, primarily to align its financial covenants with those contained in the New 2018 Credit Facilities and provide second lien collateral to the lenders under certain of the New 2018 Credit Facilities.

  Collateral

        The Sinosure-CEXIM-Citibank-ABN Amro Credit Facility is secured by customary shipping industry collateral relating to the financed vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing the respective tranche.

Kexim-ABN Amro Credit Facility

        On June 27, 2018, the Company gave notice to the lenders under the KEXIM-ABN Amro credit facility and fully repaid the $17.5 million outstanding under this facility on July 20, 2018.

Scheduled Principal Payments

        The Sinosure-Cexim-Citibank-ABN Amro Credit Facility provides for semi-annual amortization payments and the New 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The New 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases as indicated below, June 30, 2024). After giving effect to the debt refinancing consummated on August 10, 2018, scheduled debt maturities of total long-term debt subsequent to December 31, 2018 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments*	Total principal payments
December 31, 2019	$113,777	—	$113,777
December 31, 2020	119,674	—	119,674
December 31, 2021	119,603	—	119,603
December 31, 2022	89,773	—	89,773
December 31, 2023	77,194	$864,118	941,312
Thereafter	—	286,499	286,499

Total long-term debt	$520,021	$1,150,617	$1,670,638

*
The final payments include the unamortized remaining principal debt balances under the New 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, we are also subject to quarterly variable principal amortization based on actual free cash flows, which are included under "Final payments" in this table.

Credit Facilities

        We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2018 Refinancing, which are described in Note 10 to our consolidated financial statements included in this annual report. The following summarizes certain terms of our credit facilities:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility(2)	$474.7	The Progress C (ex Hyundai Progress), the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America (ex CSCL America), the CMA CGM Melisande, the Maersk Enping, the Express Berlin, the Le Havre (ex CSCL Le Havre) and the Derby D

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility(2)	$379.8

The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe, the Dimitra C (ex Priority), the Maersk Exeter, the Express Rome, the CMA CGM Rabelais, the Pusan C (ex CSCL Pusan) and the ANL Tongala (ex Deva)

Citibank $114 mil. Facility	$110.6	The CMA CGM Moliere, the CMA CGM Musset , the Hyundai Honour and the Hyundai Respect
Citibank $123.9 mil. Facility	$122.5	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston, the Hyundai Honour and the Hyundai Respect
Citibank $120 mil. Facility(2)	$116.0	The Colombo, the YM Seattle, the YM Vancouver, the Singapore and the Express Athens
Citibank—Eurobank $37.6 mil. Facility	$35.6	The MSC Ambition
Club Facility $206.2 mil.	$202.4	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black
		Sea, the CMA CGM Attila, the Hyundai Honour and the Hyundai Respect
Credit Suisse $171.8 mil. Facility	$168.0	The Zim Luanda, the CMA CGM Nerval, the YM Mandate, the Hyundai Honour and the Hyundai Respect
Sinosure-Cexim-Citibank-ABN Amro $203.4 mil. Facility	$61.0	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2018.

(2)
These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the MSC Ambition.

        As of December 31, 2018, there was no remaining borrowing availability under any of our credit facilities.

        The weighted average interest rate on our borrowings for the years ended December 31, 2018, 2017 and 2016 was 4.3%, 3.1% and 2.6%, respectively.

Interest Rate Swaps

        In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "—Factors Affecting our Results of Operations—Unrealized gain/(loss) and realized loss on derivatives."

Warrants

        In 2011, we issued an aggregate of 15,000,000 warrants to our lenders under our 2011 bank agreement with those lenders and the January 2011 Credit Facilities to purchase, solely on a cash-less exercise basis, an aggregate of 15,000,000 shares of our common stock, which warrants had an exercise price of $7.00 per share. All of these warrants expired, without being exercised, on January 31, 2019.

Contractual Obligations

        Our contractual obligations as of December 31, 2018 were:

	Payments Due by Period
	Total	Less than 1 year (2019)	2 - 3 years (2020 - 2021)	4 - 5 years (2022 - 2023)	More than 5 years
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$1,670,638	$113,777	$239,277	$1,031,085	$286,499
Accumulated accrued interest(2)	$236,357	$35,835	$67,660	$61,770	$71,092
Interest on long-term debt obligations(3)	$187,412	$49,881	$80,460	$54,386	$2,685
Capital expenditure(4)	$16,649	$16,649	—	—	—
Payments to our manager(5)	$21,954	$21,954	—	—	—

Total	$2,133,010	$238,096	$387,397	$1,147,241	360,276

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2018, including the quarterly fixed principal payments we are required to make under the New 2018 Credit Facilities and do not include any variable amortization amounts, which are payable under the New 2018 Credit Facilities in order to equal a certain percentage of our actual free cash flow from vessels mortgaged thereunder, subject to certain adjustments, each quarter. The last payment, due by June 2024, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM-Citibank-ABN Amro Credit Facility.

(2)
Accumulated accrued interest reflects the interest expense related to the future periods on certain debt facilities giving effect to the 2018 Refinancing as a result of the troubled debt restructuring accounting using a fixed LIBOR rate of 2.34%. The calculation of interest is based on outstanding debt balances as of December 31, 2018, amortized by the contractual fixed amortization payments. The actual amortization and LIBOR we pay may differ from management's estimates, which would result in different interest payment obligations.

(3)
The interest payments in this table reflect our existing debt obligations as of December 31, 2018 giving effect to the 2018 Refinancing and new credit facilities under which we are required to make quarterly principal payments in fixed amounts. The calculation of interest is based on outstanding debt balances as of December 31, 2018 amortized by the contractual fixed amortization payments and exclude payments of accumulated accrued interest described under (2) above. The interest payments in this table are based on an assumed LIBOR rate of 3.21% in 2019, 3.29% in 2020 and up to a maximum of 3.31% thereafter. The actual amortization we pay may differ from management's estimates, which would result in different interest payment obligations.

(4)
The capital expenditure reflects the expected payments for contractual additions to our vessels related to scrubbers.

(5)
Under our management agreement with Danaos Shipping, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2018, we had a fleet of 55 containerships, out of which 51 are on time charter and 4 on bareboat charter. In addition, we also will pay our manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2019, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, charter rates for containerships have generally improved, albeit modestly and unevenly. In 2018, the time charter rate index on a full year average basis was up by 28% relative to 2017, however, time charter rates in December 2018 were at the same level as at the end of 2017. The global demand for seaborne transportation of containerized cargoes is estimated to have increased modestly overall in 2018 mainly due to growth in Transpacific trade as well as Far East-Europe trade and is expected to continue to rise in 2019 subject to heightened risks from the global economy. Containership fleet capacity also grew significantly, by an estimated 5.6% in 2018, due to new deliveries, with an increasing proportion accounted for by very large containerships, and is expected to grow by a further 2.9% in 2019. As such, container freight rates and containership charter rates are expected to remain under pressure. Overall, global containership demand is currently expected to slightly exceed supply growth in 2019 and 2020, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue.

        The idle containership fleet at the end of 2018 stood at approximately 2.5% of global fleet capacity and the average idle capacity recorded in full year 2018 came to 1.9%, relatively improved compared to the averages of 3.5% and 6.4% recorded in 2017 and 2016, respectively.

        Earnings improved with the guideline rate for a 4,400 TEU Panamax reaching $9,000 per day at the end of 2018 compared to $8,000 and $4,150 per day at the end of 2017 and 2016, respectively. Containership newbuilding orders totaled 1.2 million TEU in 2018 compared to 0.7 million TEU ordered in 2017, although still representing a subdued annual level compared to that seen in 2015. The size of the order book compared to global fleet capacity remained stable at approximately 13% as of the end of 2018 and 2017, down from record high levels in 2008 but still relatively high compared to historical averages. In particular, larger containerships of greater than 10,000 TEU represent a significant majority of the order book with approximately 1.0 million TEU of vessels of over 10,000 TEU scheduled to be delivered between 2019 and 2021. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. A number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as having entered into consolidating mergers or formed cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

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

        We acquired certain vessels in the secondhand market in prior years, all of which were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. The adoption of ASU 2017-01 "Business Combinations (Topic 805)" on January 1, 2018 did not have any effect on our business as we have not acquired any vessels in 2018, however it might have in the future if any vessel acquisition in secondhand market will constitute a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets will be considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

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

  Troubled Debt Restructuring and Accumulated Accrued Interest

        Prior to the finalization of the 2018 Refinancing, we concluded that we were experiencing financial difficulty and that certain of our lenders granted a concession (as part of the 2018 Refinancing). We were experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and we were not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring ("TDR") was applied at the 2018 Refinancing Closing Date:

  (i)
  As of the 2018 Refinancing Closing Date, the outstanding balance of HSH Facility was $639.2 million. In exchange for reduction of principal of $251.0 million, the lenders received a total of 49.4 million shares of common stock with a fair value of $83.9 million, resulting in a net concession of $167.1 million. Accumulated accrued interest of $129.3 million was recognized using the Libor rate of 2.34% as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. For the HSH Facility, the total undiscounted future cash flows total $518.6 million, which results in a gain of $36.6 million. The amendment fees to be paid to HSH Facility lenders of $9.5 million were recorded in the consolidated statement of operations and reduced the net gain on debt extinguishment.

  (ii)
  As of the 2018 Refinancing Closing Date, the outstanding balance of RBS Facility was $660.9 million. In exchange for reduction of principal of $179.2 million, the lender received a total of 35.2 million shares of common stock with a fair value of $59.9 million, resulting in a net concession of $119.3 million and accumulated accrued interest of $119.3 million as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. For the RBS Facility, the undiscounted cash flows exceed the recorded value of the modified debt, and as such, the modified and new debt will be accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. The amendment fees to be paid to RBS of $9.3 million were deferred and recognized through the consolidated statement of operations using the effective interest method.

        In the future, when interest rates change, actual cash flows will differ from the cash flows measured on the Refinancing date. The accounting treatment for changes in cash flows due to changes in interest rates depends on whether there is an increase or a decrease from the spot interest rate used in the initial TDR accounting ("threshold interest rate"). Fluctuations in the effective interest rate after the Refinancing from changes in the interest rate or other cause are accounted for as changes in estimates in the periods in which these changes occur. Upon an increase in the interest rates from the threshold interest rate used to calculate accumulated accrued interest payable, we recognize additional interest expenses in the period the expense is incurred. The additional interest expense is calculated by multiplying the difference between the current interest rate and the threshold interest rate with the current carrying value of the debt. A gain due to decrease in interest rates ('interest windfall') will not be recognized until the debt facilities have been settled and there are no future interest payments. In case there are subsequent increases in interest rates above the threshold interest rate after a previous decrease in interest rates, the carrying amount of the accumulated accrued interest will be reduced by the interest payments in excess of the threshold interest rate until the prior interest windfall due to decrease in the interest rates is recaptured on a cumulative basis.

        The Paid-in-kind interest ("PIK interest") related to each period will increase the carrying value of the loan facility and correspondingly decrease the carrying value of the accumulated accrued interest. PIK interest in excess of the amount recognized in the accumulated accrued interest is expensed in the period the expense is incurred.

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

The sale of these notes resulted in a transfer of all remaining held to maturity HMM notes and ZIM notes into the available for sale securities at fair value and unrealized losses amounting to $36.4 million and $26.6 million as of December 31, 2018 and 2017, respectively, were recognized in other comprehensive loss. As of December 31, 2018, we do not intend to sell these debt securities and we evaluate that it is not more likely than not that we will be required to sell these debt securities before the recovery of their amortized cost basis. No other than temporary impairment loss was identified with regard to HMM and ZIM debt securities as of December 31, 2018.

  Impairment of Vessels

        We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value and the carrying value was not recoverable from future undiscounted cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, vessel market values, expectations with respect to future operations, and other relevant factors.

        As of December 31, 2018, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our vessels. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi- year, fixed rate period charters that range from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        As of December 31, 2018, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2018, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. We had five 2012-built 13,100 TEU vessels employed on 12-year charters, with breakeven rechartering rates of about $18,689 per day on average. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates was episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control we believe that the appropriate historical average time charter rates to use as a benchmark for impairment testing of our vessels are the most recent 10 to 15 year averages, to the extent available, as such averages take into account the volatility and cyclicality of the market. Management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

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

        As of December 31, 2018, our assessment concluded that step two of the impairment analysis was required for ten of our vessels held and used, as their undiscounted projected net operating cash flows did not exceed their carrying value. The fair values of these vessels were determined with assistance from valuations obtained from third party independent shipbrokers. As of December 31, 2018 we recorded an impairment loss of $210.7 million for these ten of our vessels held and used.

        As of December 31, 2017, we concluded that there are no events and circumstances, which may trigger the existence of potential impairment of our vessels. The indicators which we considered were mainly the improved charter market conditions and the improved vessel's market value compared to the prior year, as well as the potential impact the current marketplace may have on our future operations. Additionally, we have not lost any significant charterer in 2017 as was the case in 2016 and the current improved market rates and the improved charter market supply demand conditions contributed to a better operating results reported by our charterers in 2017 compared to 2016. Based on our assessment, two vessels with long-term bareboat charters expiring in 2028 and twenty-five of our vessels, which were impaired as of December 31, 2016 to their fair value (see the table presented below), had their estimated market value higher than their carrying value as of December 31, 2017. We believed that it can be reasonable anticipated that each of these twenty-seven vessels will recover their carrying values through the end of their useful lives. The remaining twenty-eight vessels in our fleet may had aggregate estimated market values below their aggregate carrying values by approximately $590.5 million as of December 31, 2017. We believed that each of these twenty-eight vessels, twenty-five of which were under long-term time charters expiring from July 2018 through June 2024 and three of which were under short-term time charters, will recover their carrying values through the end of their useful lives, given the remaining average estimated useful life of these twenty-eight vessels was 22 years as of December 31, 2017 and given the estimated future time charter rates anticipated following the termination of their current time charters or bareboat charters compared to the prior year when these vessels were tested for impairment, based on publications by independent third party maritime research services that provide such forecasts.

  Impairment Sensitivity Analysis

        For the forty-five vessels for which our assessment concluded that step two of the impairment analysis was not required, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2018, and is also in accordance with our vessel's market valuation as described in our credit facilities and accepted by our lenders, suggests that twenty-one vessels have current market values that exceed their carrying values and twenty-four vessels may have current market values below their carrying values. We believe that each of the twenty-four vessels identified as having estimated market values less than their carrying value, all of which are currently under long-term charters expiring from August 2021 to April 2028, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

Vessel	TEU	Year Built	Net Book Value December 31, 2018 (In thousands of Dollars)	Net Book Value December 31, 2017 (In thousands of Dollars)
Hyundai Honour(2)	13,100	2012	$141,366	$146,915
Hyundai Respect(2)	13,100	2012	141,256	146,786
Maersk Exeter(2)	13,100	2012	143,331	148,889
Maersk Enping(2)	13,100	2012	142,763	148,319
MSC Ambition(2)	13,100	2012	143,867	149,430
Express Berlin(2)	10,100	2011	118,266	123,076
Express Rome(2)	10,100	2011	118,704	123,518
Express Athens(2)	10,100	2011	118,890	123,695
Le Havre (ex CSCL Le Havre)(2)	9,580	2006	53,793	56,063
Pusan C (ex CSCL Pusan)(2)	9,580	2006	52,865	55,026
CMA CGM Melisande(2)	8,530	2012	98,231	102,003
CMA CGM Attila(2)	8,530	2011	93,327	96,992
CMA CGM Tancredi(2)	8,530	2011	95,383	98,981
CMA CGM Bianca(2)	8,530	2011	95,870	99,598
CMA CGM Samson(2)	8,530	2011	95,977	99,685
America (ex CSCL America)(2)	8,468	2004	43,047	45,134
Europe(2)	8,468	2004	42,281	44,344
CMA CGM Moliere(2)	6,500	2009	70,122	73,112
CMA CGM Musset(2)	6,500	2010	71,722	74,456
CMA CGM Nerval(2)	6,500	2010	72,219	74,967
CMA CGM Rabelais(2)	6,500	2010	72,975	75,726
CMA CGM Racine(2)	6,500	2010	72,932	75,656
YM Mandate(2)	6,500	2010	76,283	79,507
YM Maturity(2)	6,500	2010	77,281	80,514
Performance(1)	6,402	2002	8,442	8,457
Dimitra C (ex Priority)(1)	6,402	2002	8,376	8,348
YM Seattle(1)(3)	4,253	2007	11,233	16,417
YM Vancouver(1)(3)	4,253	2007	11,233	17,256
ZIM Rio Grande(3)	4,253	2008	12,993	46,168
ZIM Sao Paolo(3)	4,253	2008	13,536	46,747
ZIM Kingston(3)	4,253	2008	13,858	46,983
ZIM Monaco(3)	4,253	2009	14,255	47,593
ZIM Dalian(3)	4,253	2009	14,701	47,766
ZIM Luanda(3)	4,253	2009	15,372	48,481
Derby D(1)	4,253	2004	5,201	5,218
ANL Tongala (ex Deva)(1)	4,253	2004	5,193	5,211
Dimitris C(1)	3,430	2001	4,956	4,994
Express Brazil(1)	3,400	2010	6,980	7,107
Express France(1)	3,400	2010	6,991	7,114
Express Spain(1)	3,400	2011	7,347	7,494
Express Argentina(1)	3,400	2010	6,980	7,110
Express Black Sea(1)	3,400	2011	7,588	7,495
Colombo(1)(3)	3,314	2004	9,750	15,947
Singapore(1)(3)	3,314	2004	9,750	18,640
MSC Zebra(1)	2,602	2001	3,972	4,012
Danae C(1)	2,524	2001	4,102	3,552
Amalia C(1)	2,452	1998	3,287	3,318
Advance(1)	2,200	1997	2,684	2,684
Future(1)	2,200	1997	2,677	2,677
Sprinter(1)	2,200	1997	2,687	2,687
Stride(1)	2,200	1997	2,684	2,684
Progress C (ex Hyundai Progress)(1)	2,200	1998	2,688	2,830
Bridge(1)	2,200	1998	2,685	2,952
Highway(1)	2,200	1998	2,690	2,949
Vladivostok(1)	2,200	1997	2,687	2,687

Total			$2,480,329	$2,795,971

(1)
As of December 31, 2016, we recorded an impairment loss of $415.1 million in aggregate for these twenty-five vessels, with each vessel written down to its fair value.

(2)
Indicates vessels for which, as of December 31, 2018, the estimated market value was lower than the vessel's carrying value. The aggregate carrying values of these twenty-four vessels exceeded their current aggregate estimated market value by approximately $544.9 million as of December 31, 2018 and by approximately $590.5 million in relation to twenty-eight vessels as of December 31, 2017. We believe, however, that each of these twenty-four vessels, all of which are currently under long-term charters expiring from August 2021 to April 2028 will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment, given the remaining average estimated useful life of these twenty-four vessels is 21 years as of December 31, 2018. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life other than the vessels Hyundai Honour and Hyundai Respect, which we are currently seeking to refinance in accordance with the terms of our 2018 Refinancing. Two more vessels had aggregate carrying values in excess of their aggregate estimated market values as of December 31, 2018 compared to December 31, 2017. Six 4,253 TEU vessels chartered to ZIM, which had an aggregate carrying values in excess of their aggregate estimated market values as of December 31, 2016 and December 31, 2017 were impaired as of December 31, 2018.

(3)
As of December 31, 2018, we recorded and impairment loss of $210.7 million in aggregate for ten vessels, with each vessel written down to its fair value.

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

        In connection with the impairment testing of our vessels as of December 31, 2018, for the twenty-four vessels that our internal analysis suggests that may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these twenty-four vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Vessel/Year Built	Break Even re-chartering rate(7) ($ per day)	Assumed Rechartering Rate(8)/Percentage difference between break even and assumed re-chartering rates(9) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
5 × 13,100 TEU vessels (2012)(1)	$19,278	$47,170 / 59.1%	$23,216	$18,794	$24,834	$32,009	$47,178
3 × 10,100 TEU vessels (2011)(2)	$25,099	$39,500 / 36.5%	$19,045	$15,606	$20,967	$26,875	$39,517
2 × 9,580 TEU vessels (2006)(3)	$16,204	$25,900 / 37.4%	$18,093	$14,875	$20,165	$25,959	$38,231
5 × 8,530 TEU vessels (2011 - 2012)(4)	$15,491	$35,600 / 56.5%	$16,171	$13,398	$18,545	$24,115	$35,632
2 × 8,468 TEU vessels (2004)(5)	$14,441	$24,000 / 39.8%	$16,057	$13,311	$18,449	$24,007	$35,480
7 × 6,500 TEU vessels (2009 - 2010)(6)	$13,240	$27,200 / 51.3%	$14,350	$11,350	$13,010	$17,010	$27,280

(1)
Our five 13,100 TEU vessels are under long-term time charter contracts with Hyundai with the earliest expiration dates of the charters being as follows: the Hyundai Honour on February 16, 2024, the Hyundai Respect on March 8, 2024, the Maersk Enping on May 3, 2024, the Maersk Exeter on June 7, 2024 and the MSC Ambition on June 29, 2024.

(2)
Our three 10,100 TEU vessels out of which two are under long-term time charter contracts with Hapag Lloyd and one on long-term charter with Yang Ming with the earliest expiration dates of the charters being as follows: the Express Rome, on February 28, 2022, the Express Athens on February 26, 2022 and the Express Berlin, on April 7, 2022.

(3)
Our two 9,580 TEU vessels are under long-term time charter contracts with MSC with the earliest expiration dates of the charters being as follows: the Pusan C (ex CSCL Pusan) on November 30, 2022 and the Le Havre (ex CSCL Le Havre) on November 30, 2022.

(4)
Our five 8,530 TEU vessels are under long-term time charter contracts with CMA-CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Attila on April 9, 2023, the CMA CGM Tancredi on May 24, 2023, the CMA CGM Bianca on July 28, 2023, the CMA CGM Samson on September 16, 2023 and the CMA CGM Melisande on November 30, 2023.

(5)
Our two 8,468 TEU vessels are/will be under long-term time charter contracts with MSC with the earliest expiration dates of the charters being as follows: the Europe on November 30, 2022 and the America (ex CSCL America) on November 30, 2022.

(6)
Our five 6,500 TEU vessels are under long-term time charter contracts with CMA CGM and two on long-term bareboat charter with Yang Ming with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere on August 29, 2021, the CMA CGM Musset on August 10, 2022, the CMA CGM Nerval on October 17, 2022, the CMA CGM Rabelais on December 2, 2022, the CMA CGM Racine on January 17, 2023, the Mandate on January 20, 2028 and the Maturity on April 20, 2028.

(7)
The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the breakeven re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $544.9 million as of December 31, 2018.

(8)
Re-chartering rate used in our impairment testing as of December 31, 2018, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(9)
The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 10 or 15 years, the results of our 2018 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 1, 3, or 5 years had been used in the cash flow forecasts of our three 10,100 TEU vessels and five 6,500 TEU vessels, then the carrying values of the respective vessels as of December 31, 2018, which were under time charters expiring from August 2021 through January 2023 would not have been recovered. Additionally, on the premise of a 30 year useful life, given that these vessels will have a remaining life above 17 years when they come off charter, the historical 10 to 15 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        Furthermore, as discussed above, the Company's internal analysis suggested that another twenty-one vessels had a market value in excess of its carrying value as of December 31, 2018.

Newly Implemented Accounting Policies:

  Statement of Cash Flows

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). The guidance adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We adopted these standards effective January 1, 2018. Prior periods were retrospectively adjusted to conform to the current period's presentation. The adoption of ASU 2016-15 did not have a material impact on our consolidated statements of cash flows. Upon adoption of ASU 2016-18, we reclassified the restricted cash balance of $2.8 million as of December 31, 2017 and December 31, 2016 to the cash, cash equivalents and restricted cash balances within the consolidated statements of cash flows. Refer to Note 3 "Cash, Cash Equivalents and Restricted Cash" for further details.

  Financial Instruments

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. We adopted this standard effective January 1, 2018. Our investment in ZIM equity securities does not have readily determinable fair value. As a result, we elected to record this equity investment at cost, less impairment, adjusted for subsequent observable price changes. The adoption of this standard did not have a material effect on the consolidated financial statements and notes disclosures. As of December 31, 2018, we did not identify any observable prices for the same or similar securities that would indicate a change in the carrying value of our equity.

  Revenue Recognition

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which superseded the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. We adopted this standard effective January 1, 2018 using modified retrospective approach. The adoption of this standard did not have any effect on our retained earnings or on our financial results for year ended December 31, 2018 since all of our revenues are generated from time charter and bareboat charter agreements.

Recent Accounting Pronouncements:

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

Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient will allow lessors to elect and account for the combined component based on its predominant characteristic. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, "Codification Improvements to Topic 842, Leases" and in December 2018 the Accounting Standards Update No. 2018-20 "Narrow-scope improvements for lessors", which further improve and clarify ASU 2016-02. We plan to adopt the standard on January 1, 2019 and expect to elect the use of all practical expedients. Based on our preliminary assessment, we are expecting that the adoption will not have a material effect on our consolidated financial statements since the Company is primarily a lessor and the changes are fairly minor.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 "Codification improvements to Topic 326", which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 28, 2019, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	63	President and CEO and Class I Director
Iraklis Prokopakis	68	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	45	Chief Financial Officer and Secretary
Dimitris Vastarouchas	51	Deputy Chief Operating Officer
George Economou	66	Class II Director
Myles R. Itkin	71	Class I Director
Miklós Konkoly-Thege	76	Class III Director
William Repko	69	Class III Director
Petros Christodoulou	58	Class I Director

        The term of our Class III directors expires in 2019, the term of our Class II directors expires in 2020 and the term of our Class I directors expires in 2021. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is Vice Chairman of the board of directors of The Swedish Club. Additionally, he is a member of the board of directors of the Union of Greek Shipowners and a member of the DNV Council. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.

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

        George Economou has been a member of our board of directors since 2010. Mr. Economou has over 40 years of experience in the maritime industry and has served as Chairman and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the company public in February 2005 on NASDAQ under the trading symbol: DRYS. The company subsequently invested and developed Ocean Rig UDW Inc., an owner of rigs and ships involved in ultra deep water drilling. Mr. Economou was the Chairman of Ocean Rig UDW Inc. until December 2018 when Ocean Rig UDW Inc. merged with Transocean. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

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

        Petros Christodoulou has been a member of our board of directors since June 2018. Mr. Christodoulou has been a member of the Board of Directors of Guardian Capital Group since 2016 and a member of the Institute of Corporate Directors of Canada. He has also been a member of the Board of Directors of Aegean Baltic Bank since 2017. Mr. Christodoulou was Chief Executive Officer and Chief Financial Officer of Capital Product Partners, an owner of crude, product carriers and containerships, from September 2014 until 2015. From 2012 to 2014, Mr. Christodoulou was the Deputy Chief Executive Officer and Executive Member of the Board of the National Bank of Greece Group, acting as chairman of NBG Asset Management, Astir Palace SA and NBG BankAssurance. Mr. Christodoulou was a member of the Board of Directors of Hellenic Exchanges SA from 2012 to 2014 and Director General of the Public Debt Management Agency of Greece from 2010 to 2014, acting as its Executive Director from 2010 to 2012. Mr. Christodoulou holds an MBA from Columbia University and a Bachelor of Commerce degree from the Athens School of Commerce and Economics.

Compensation of Directors and Senior Management

        Non-executive directors receive annual fees of $70,000 per annum, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under "—Equity Compensation Plan." We do not have service contracts with any of our non-employee directors. We have employment agreements with two directors who are also executive officers of our company, as well as with our other two executive officers.

        Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate compensation of €2.7 million ($3.2 million) €1.5 million ($1.8 million) and €1.5 million ($1.7 million) for the years ended December 31, 2018, 2017 and 2016, respectively. Our executive officers are eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

        Our executive officers are entitled to severance payments for termination without "cause" or for "good reason" generally equal to (i) (x) the greater of (A) the amount of base salary that would have been payable during the remaining term of the agreements, which expire in December 2023 (or in the case of Dr. Coustas, December 2024), and (B) three times the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as (y) a pro-rata bonus for the year in which termination occurs and continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €4.6 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.

Employees

        We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. Approximately 1,104 officers and crew members served on board the vessels we own as of December 31, 2018, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2018 and February 28, 2019, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board, subject to the terms of our Stockholders Agreement which limits the size of the board to nine directors. See "Item 10. Additional Information—Stockholders Agreement." Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        In accordance with the terms of the August 6, 2010 common stock subscription agreement between Sphinx Investment Corp. and us, we have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of any such nominee standing for election.

        Our board of directors has determined that each of Messrs. Economou, Itkin, Konkoly-Thege, Repko and Christodoulou are independent within the requirements of the NYSE.

        To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company's management and will continue to do so in 2019. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

  •
  a Code of Conduct and Ethics for Corporate Officers and Directors;

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

Committees of the Board of Directors

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act and within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee is (and, prior to September 2018, one member of our Compensation Committee was) a non-independent director and (2) we have not sought stockholder approval for certain issuances of common stock, including the common stock issued in connection with the consummation of the 2018 Refinancing, and we may not seek stockholder approval for future issuances of common stock, as permitted by applicable Marshall Islands law. See "Item 16G. Corporate Governance."

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko, each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2018, there were five meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Miklós Konkoly-Thege (chairman), William Repko and Petros Christodoulou who replaced Iraklis Prokopakis on the committee in 2018. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2018, there were five meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2018, there were seven meetings of the nominating and corporate governance committee.

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

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares under its 2006 equity compensation plan to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. On September 14, 2018, 4,182,832 shares of restricted stock were granted to our executive officers, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to the executive's continued employment with the Company as of such dates or earlier death or disability, under its 2016 Equity Compensation Plan, as amended. During 2017, no shares of common stock were granted. As of December 15, 2016, the Company granted 25,000 shares and recorded an expense of $0.1 million, representing the fair value of the stock granted as at the date of the grant. This grant was cancelled on December 14, 2017. During 2016, the Company issued 17,608 shares of common stock in partial settlement of 2015 and 2014 grants. Refer to Note 17, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During 2018, 2017 and 2016, none of the directors elected to receive in Company shares his compensation. Refer to Note 17, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 31.8% of our outstanding common stock as of February 28, 2019. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement.

        In connection with the 2018 Refinancing, on August 10, 2018, our management agreement with the Manager was amended and restated, including to (1) extend its term until December 31, 2024, (2) provide for the management fee offsets contemplated by the Backstop Agreement (see "—Backstop Agreement" below), and (3) address the allocation of charter opportunities across our fleet. The fees payable to the Manager pursuant to the management agreement were not changed in connection with this amendment and are fixed through the term of the management agreement.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $16.8 million in 2018, $16.9 million in 2017 and $17.1 million in 2016. The related expenses are presented under "General and administrative expenses" on the Consolidated Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $18.0 million and $34.0 million as of December 31, 2018 and 2017, respectively.

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

  •
  administrative services, which include, in each direction of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

  •
  commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time.

  Reporting Structure

        Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, each of which is appointed by our board of directors. Under our management agreement, our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer.

  Compensation of Our Manager

        For 2019 we will pay our manager the following fees, which are fixed through the current term of the management agreement expiring on December 31, 2024: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro-rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro-rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

  Term and Termination Rights

        The management agreement, as amended and restated on August 10, 2018, is for a term expiring on December 31, 2024.

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

  Non-competition

        Our Manager has agreed that, during the term of the management agreement and for a period of one year following termination of the Management Agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period pursuant to a restrictive covenant agreement with us, which was amended in connection with the 2018 Refinancing, including to (1) extend its term until December 31, 2024 and (2) provide that certain provisions of the agreement will cease to apply upon the occurrence of certain transactions constituting a "Change of Control" of the Company which are not within the control of Dr. Coustas or DIL. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels. In connection with our investment in Gemini (see "—Gemini Shipholdings Corporation" below), these restrictions on our Chief Executive Officer and our Manager were waived, with the approval of our independent directors, with respect to vessels acquired by Gemini.

        The restrictions described above on our Manager, under the management agreement, and Dr. Coustas, under the restrictive covenant agreement, will cease to apply upon the occurrence of certain transactions constituting a "Change of Control" of the Company, which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party, as set out in the restrictive covenant agreement.

  Sale of Our Manager

        Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary). Under the terms of certain of our financing agreements, a change in control of our Manager or a breach by our Manager of our management agreement would constitute an event of default under such financing agreements.

  Gemini Shipholdings Corporation

        On August 5, 2015, we entered into a Shareholders Agreement (the "Gemini Shareholders Agreement"), with Gemini Shipholdings Corporation ("Gemini") and Virage International Ltd. ("Virage"), a company controlled by our largest stockholder, DIL, in connection with the formation of Gemini to acquire and operate containerships. We and Virage own 49% and 51%, respectively, of Gemini's issued and outstanding share capital. Under the Gemini Shareholders Agreement, we and Virage have preemptive rights with respect to issuances of Gemini capital stock as well as tag-along rights, drag-along rights and certain rights of first refusal with respect to proposed transfers of Gemini equity interests. In addition, certain actions by Gemini, including acquisitions or dispositions of vessels and newbuilding contracts, require the unanimous approval of the Gemini board of directors including the director designated by the Company, who is currently our Chief Operating Officer Iraklis Prokopakis. Mr. Prokopakis also serves as Chief Operating Officer of Gemini, and our Chief Financial Officer, Evangelos Chatzis, serves as Chief Financial Officer of Gemini, for which services Messrs. Prokopakis and Chatzis do not receive any additional compensation. We also have the right to purchase all of the equity interests in Gemini that we do not own for fair market value at any time after December 31, 2018, to the extent permitted under our credit facilities, provided that such fair market value is not below the net book value of such equity interests.

        In 2015, prior to our equity investment, Gemini acquired a 100% interest in entities with capital leases for the containerships Suez Canal and Genoa and the entity with a memorandum of agreement to acquire the containership Catherine C (ex NYK Lodestar). In February 2016, Gemini acquired the containership Leo C (ex NYK Leo). Gemini financed these acquisitions with the assumption of capital lease obligations, borrowings under a secured loan facility and an aggregate of $47.4 million of equity contributions from the Company and Virage. We do not guarantee any debt of Gemini or its subsidiaries.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2018, 2017 and 2016, we paid premiums of $3.9 million, $4.6 million and $5.6 million, respectively, to The Swedish Club under these insurance policies.

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

  Sphinx Investment Corp. Director Nominee

        As described above under "Item 6. Directors, Senior Management and Employees—Board of Directors", following completion of our $200.0 million equity transaction on August 12, 2010, which satisfied a condition to our bank agreement and approximately $425 million of new debt financing, Mr. George Economou joined the Board of Directors of the Company as an independent director in accordance with the terms of the common stock subscription agreement between Sphinx Investment Corp. and the Company. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of common stock. We have been informed that our largest stockholder, DIL, and Dr. John Coustas have agreed to vote all of the shares of our common stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.

2018 Refinancing

  Stockholders Agreement

        See "Item 10. Additional Information—Stockholders Agreement" for further discussion.

  Registration Rights Agreement

        See "Item 10. Additional Information—Material Contracts—Registration Rights Agreement" for further discussion.

  Contribution Agreement; Subordinated Loan Agreement

        Pursuant to the terms of a Contribution Agreement, dated as of August 10, 2018, between the Company and DIL, DIL contributed $10 million to us on the 2018 Refinancing Closing Date for which it did not receive any shares of common stock or other interests in us.

        DIL had also further agreed to commit to backstop, through a cash contribution pursuant to a Subordinated Loan Agreement, dated as of August 10, 2018, between the Company, as borrower, and DIL, any shortfall in the required minimum consolidated cash balance as of September 30, 2018 required under the New 2018 Credit Facilities, subject to certain limitations. As there was no shortfall in the required consolidated cash balance as of September 30, 2018, this subordinated loan agreement was not drawn upon by the Company.

  Backstop Agreement

        In connection with the 2018 Refinancing, we have agreed with our lenders to use commercially reasonable efforts to consummate an offering of common stock for aggregate net proceeds of not less than $50 million within 18 months after the 2018 Refinancing Closing Date (the "Follow-on Equity Raise"). In order to facilitate the Follow-on Equity Raise, DIL has entered into an agreement with us, dated as of August 10, 2018 (the "Backstop Agreement"), pursuant to which DIL agreed to purchase up to $10 million of common stock in such offering (at the price offered to the public in such offering, as determined by a special committee of our board of directors comprised solely of disinterested independent directors), to the extent that the proceeds from the Follow-on Equity Raise are less than $50 million. In the event that we determine not to complete a Follow-on Equity Raise within 18 months after the 2018 Refinancing Closing Date or fail to do so, DIL has agreed to invest an amount equal to $10 million in common stock in a private placement at a price per share no less than the volume weighted average trading price of the common stock on the NYSE over a consecutive thirty (30) trading day period prior to such private placement, which price may be decreased by the committee of disinterested independent directors so long as such price is at least equal to (or greater than) the implied net asset value per share of the Company upon consummation of the private placement'

        If DIL fails to comply with its obligations under the Backstop Agreement, we will apply all or some of the amount of DIL's unfulfilled obligations under the Backstop Agreement as a credit towards any fees payable by us to the Manager, which is controlled indirectly by DIL, under our management agreement with our Manager.

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2019 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2019 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 213,324,455 shares of common stock outstanding as of February 28, 2019. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	31.8%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	2,533,619	1.2%
Evangelos Chatzis Chief Financial Officer and Secretary	2,216,416	1.0%
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
George Economou(2) Director	21,621,621	10.1%
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	86,966	*
William Repko Director	—	—
Petros Christodoulou Director	—	—
All executive officers and directors as a group (9 persons)	94,376,693	44.2%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(3)	67,828,140	31.8%
HSH Nordbank AG(4)	43,942,485	20.6%
The Royal Bank of Scotland Plc(5)	35,238,185	16.5%
Sphinx Investment Corp.(2)	21,621,621	10.1%
Credit Suisse AG(6)	13,272,824	6.2%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (3) below for further detail regarding DIL and the 883 Trust.

(2)
According to an Amendment No. 3 to Schedule 13D filed with the SEC on February 27, 2019, Sphinx Investment Corp. ("Sphinx") is a wholly-owned subsidiary of Maryport Navigation Corp., a

  Liberian company. Mr. George Economou, a member of our Board of Directors, may be deemed the beneficial owner of the shares held by Sphinx. The address of Sphinx is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta. Pursuant to a Security Agreement dated January 9, 2017 (the "Pledge Agreement"), between Sphinx and Samsung Heavy Industries Co. Ltd (the "Secured Party"), Sphinx pledged and granted a security interest in 12,000,000 of these shares in favor of the Secured Party. The Pledge Agreement contains default and similar provisions that are standard for such agreements. Sphinx has retained dividend and voting rights in the pledged shares during the term of the Pledge Agreement, absent a default.

(3)
According to a Schedule 13D/A jointly filed with the SEC on August 14, 2018 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

(4)
Based on information reported on Amendment No. 1 to Schedule 13D filed with the SEC on December 17, 2018 by HSH Nordbank AG. According to this Amendment No. 1 to Schedule 13D and a Schedule 13D filed on December 17, 2018 by Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., HSH Nordbank AG has entered into a Master Funded Sub-Participation and Trust Agreement (the "Sub-Participation Agreement") with an affiliate of Cerberus Capital Management, L.P., Promontoria North Shipping Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of the Republic of Ireland (the "Participant"). Pursuant to the terms of the Sub-Participation Agreement, HSH Nordbank AG retained legal title to the 43,942,485 shares of common stock included in the above table, but is required to carry out the instructions of the Participant as they relate to these shares of Common Stock, including with respect to the voting and disposition thereof. As a result of the arrangements under the Sub-Participation Agreement, according to the Schedule 13D filed on December 17, 2018, Stephen Feinberg, through one or more intermediate entities, possesses the shared power to vote and the shared power to direct the disposition of these 43,942,485 shares of common stock and, thus, may be deemed to beneficially own 43,942,485 shares of our common stock.

(5)
Based on information reported on a Schedule 13G jointly filed with the SEC on August 13, 2018 by The Royal Bank of Scotland plc, NatWest Holdings Limited and The Royal Bank of Scotland Group plc.

(6)
Based on information reported on a Schedule 13G filed with the SEC on February 13, 2019 by Credit Suisse AG.

        As of February 28, 2019, we had approximately five stockholders of record, three of which were located in the United States and held an aggregate of 129,835,953 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 125,740,005 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 90,068,861 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and no shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        DIL owns approximately 31.8% of our outstanding common stock. This stockholder is able to exert significant influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions. A "Change of

Control" will give rise to a mandatory prepayment in full of each of our New 2018 Credit Facilities. A "Change of Control" of the Company for these purposes includes the occurrence of the following: (i) Dr. Coustas ceases to be both the Company's Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company's outstanding capital stock or to beneficially own at least 15% and one share of the Company's outstanding capital stock, or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company's outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the 2018 Refinancing) or (y) controls the Company.

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

        On October 12, 2018 the First Instance Court of Seoul, issued its judgement on our submitted common benefit claim. Owners of the respective vessels were awarded with the total amount of $6.1 million plus interest and legal costs. The common benefit claim applies to the unpaid charter hires plus other outstandings for the period from the date of Hanjin Shipping's filing for bankruptcy until the termination notices for each respective charterparty.

        The Bankruptcy Trustee of Hanjin Shipping filed an appeal to the High Court (an appellate court in South Korea). On February 13, 2019, the appellate court in South Korea dismissed the appeal filed by the Bankruptcy Trustee of Hanjin Shipping in its entirety upholding the judgement of the First Instance Court of Seoul. On February 28, 2019 the Bankruptcy Trustee of Hanjin Shipping filed an appeal to the Supreme Court of Korea against the judgement rendered by the appellate court in South Korea.

        The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2018 and 2017.

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

        Dividend Policy.    We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We are not permitted to pay dividends under our New 2018 Credit Facilities until (1) we receive in excess of $50 million in net cash proceeds from offerings of common stock following the 2018 Refinancing, and (2) the payment in full of the first installment of amortization payable following the consummation of the 2018 Refinancing under each new credit facility. After these conditions are satisfied, under our loan agreements we will be permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, and declaration and payment of any dividends will be at the discretion of our board of directors. We have not yet adopted a dividend policy with respect to future dividends. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Declaration and payment of any future dividend is subject to the discretion of our board of directors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See "Item 3. Key Information—Risk Factors—Risks relating to our common stock" for a discussion of the risks related to dividend payments, if any.

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

Item 10.    Additional Information

Share Capital

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2018 and February 28, 2019, 213,324,455 shares were issued and outstanding, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share, of which, as of December 31, 2018 and February 28, 2019, no shares were issued and outstanding. All of our shares of stock are in registered form.

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

  Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock.

Articles of Incorporation and Bylaws

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

        Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

  Directors

        Our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. The Stockholders Agreement entered into in connection with the 2018 Refinancing, described below under "—Stockholders Agreement", contains certain provisions relating to the composition of our Board of Directors.

        The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board, subject to the terms of the Stockholders Agreement described below under "—Stockholders Agreement." Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

  Dissenters' Rights of Appraisal and Payment

        Under the Marshall Islands Business Corporations Act, or the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and to receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of such stockholder's shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands in which our Marshall Islands office is situated or in any appropriate jurisdiction outside the Marshall Islands in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

  Stockholders' Derivative Actions

        Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

  Supermajority Stockholder Approval

        At the Company's 2018 annual meeting of stockholders on July 20, 2018, the Company's stockholders approved and adopted an amendment to the Company's Restated Articles of Incorporation to require supermajority stockholder approval to take certain actions, which amendment was filed with the Marshall Islands registrar of corporations and became effective on August 10, 2018. Specifically, the amendment provides that, prior to the earlier to occur of (1) the fifth (5th) anniversary of the effective date of such amendment and (2) (x) the Company's lenders having the opportunity to register the common stock received by such lenders in the 2018 Refinancing pursuant to a shelf registration statement that has been declared effective by the SEC and (y) the consummation of sales of common stock with aggregate net proceeds to the Company of at least $50.0 million following the 2018 Refinancing Closing Date, the Company may not take any of the following actions without an affirmative vote by the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of capital stock entitled to vote generally for the election of directors, at any annual meeting or at any special meeting: (i) amending the Company's Restated Articles of Incorporation or the bylaws in a manner that adversely affects the rights of the holders of the common stock; (ii) consummating any merger, consolidation, spin-off or sale of all or substantially all of the assets of the Company or the Company and its subsidiaries, taken as a whole; (iii) delisting the common stock such that the common stock is not listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (or any of their respective successors); (iv) deregistering the common stock under Section 12 of the Exchange Act; or (v) substantially changing the nature of the Company's business from the ownership, operation and management of maritime shipping assets.

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

  Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

  Calling of Special Meetings of Stockholders

        Our bylaws provide that special meetings of our stockholders may be called by our board of directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year's annual meeting. If, however, the date of our annual meeting is more than 30 days before or 30 days after the first anniversary date of the previous year's annual meeting, a stockholder's notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to such annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

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

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all our assets, determined on a consolidated basis, or the aggregate value of all our outstanding stock;

  •
  certain transactions that result in the issuance or transfer by us of any stock of the Company or any direct or indirect majority-owned subsidiary of the Company to the interested stockholder;

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

  •
  at or following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder;

  •
  the stockholder was or became an interested stockholder prior to the consummation of our initial public offering of common stock under the Securities Act;

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

Stockholder Rights Plan

        The rights issued pursuant to a stockholder rights agreement, dated as of September 18, 2006, as amended from time to time thereafter, between us and American Stock Transfer & Trust Company, LLC, as rights agent, expired on December 17, 2018. Accordingly, our shares of common stock no longer include a right entitling the holder, upon the occurrence of a triggering event, to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock.

Stockholders Agreement

        We entered into a Stockholders Agreement (the "Stockholders Agreement") with those lenders that received shares of common stock in connection with the 2018 Refinancing and DIL, as described below.

  •
  Board of Directors.  The Stockholders Agreement provides that our board of directors is required to consist of up to nine directors and that a majority of the board be "independent" under NYSE rules.

  •
  Tag-Along Rights.  The Stockholders Agreement provides for "tag-along" rights until (i) such time as all of the stockholders party to the Stockholders Agreement have had the opportunity to register their shares on an effective shelf registration statement filed with the SEC and (ii) the completion of a registered offering of common stock resulting in net proceeds to us of at least $50 million following the 2018 Refinancing Closing Date. Such tag-along rights provide, subject to certain exceptions described in the Stockholders Agreement, that upon a sale by DIL or its affiliates of common stock resulting in another person or its affiliates (other than stockholders party to the Stockholders Agreement) holding more than 15% of our issued and outstanding common stock or resulting in DIL and its affiliates holding less than 20% of our issued and outstanding common stock, each stockholder party to the Stockholders Agreement has the right to require the proposed purchaser to purchase from it the number of shares of common stock requested to be included by such stockholder in the sale, on a pro rata basis, at a price equal to and on terms and conditions no worse than the highest price paid and most favorable terms agreed to by that proposed purchaser in the previous 12 months.

  •
  Purchases of Common Stock by DIL.  The Stockholders Agreement provides that in the event DIL or any of its affiliates makes any offer to purchase any common stock from any stockholder party to the Stockholders Agreement (other than DIL or its affiliates, or offers made to all stockholders), DIL or such affiliate must also offer to purchase, on the same terms, the common stock owned by each stockholder party to the Stockholders Agreement, on a pro rata basis based on the ownership of common stock of stockholders exercising this right.

  •
  Dividend Reinvestment Commitment by DIL.  The Stockholders Agreement includes an undertaking by DIL that, until the earlier of the repayment or refinancing in full of the New 2018 Credit Facilities and June 30, 2024, it will, within six months of receipt of dividend payments from us, either (i) reinvest 50% of all such cash dividends in the manner described below, or (ii) place such amount into escrow to be released only for the purpose of such reinvestments or to DIL at the repayment or refinancing in full of all our New 2018 Credit Facilities. Such reinvestments will be made by way of a subscription for common stock in a public offering by us at the price offered to the public in such offering (as determined by a committee of our board of directors comprising solely of disinterested independent directors) or, if there is no such public offering during that six (6) month period, in a private placement at a price no less than the volume weighted average trading price of our common stock on the NYSE over the consecutive thirty (30) trading day period prior to one business day prior to the closing of such private placement which price may be decreased by a committee of the Board of Directors of the Company comprised solely of disinterested independent directors for so long as such price is at least equal to (or greater than) the implied net asset value per share of the Company upon consummation of the private placement. The shares so issued will benefit from registration rights under the Registration Rights Agreement, described below, subject to certain limitations.

  •
  Right to Participate in Certain Equity Offerings.  Our lenders receiving shares of common stock in connection with the 2018 Refinancing, as well as DIL, have the right to participate as a purchaser in any primary offering of shares by us, unless such holder is selling concurrently with such offering, on a pro rata basis based on the respective holder's percentage share ownership of common stock at the time of such offering, subject to customary exceptions, including for share issuances pursuant to equity compensation arrangements or as acquisition consideration.

Material Contracts

        For a summary of the following agreements, please see the specified section of this Annual Report on Form 20-F. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this Annual Report on Form 20-F.

        Amended and Restated Management Agreement.    For a description of the Amended and Restated Management Agreement, dated August 10, 2018, between Danaos Shipping Company Limited and Danaos Corporation, please see "Item 7. Major Shareholders and Related Party Transactions—Management Agreement."

        Amended and Restated Restrictive Covenant Agreement.    For a description of the Amended and Restated Restrictive Covenant Agreement, dated August 10, 2018, between Danaos Corporation, DIL and Dr. John Coustas, please see "Item 7. Major Shareholders and Related Party Transactions—Non-competition."

        Stockholders Agreement.    For a description of the Stockholders Agreement, dated as of August 10, 2018, by and among the Company, the lenders party thereto and DIL, please see "Item 10. Additional Information—Stockholders Agreement."

        Contribution Agreement.    For a description of the Contribution Agreement, dated as of August 10, 2018, by and between the Company and DIL, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Contribution Agreement; Subordinated Loan Agreement."

        Subordinated Loan Agreement.    For a description of the Subordinated Loan Agreement, dated as of August 10, 2018, between the Company and DIL, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Contribution Agreement; Subordinated Loan Agreement."

        Backstop Agreement.    For a description of the Backstop Agreement, dated as of August 10, 2018, by and among the Company, DIL and Danaos Shipping Company Limited, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Backstop Agreement."

        Registration Rights Agreement.    We entered into a registration rights agreement, dated as of August 10, 2018, with those lenders which received common stock in the 2018 Refinancing and DIL (the "Registration Rights Agreement"), pursuant to which we agreed to register for resale under the Securities Act the common stock held by DIL, the common stock issued to such lenders in the 2018 Refinancing, as well as shares issued to DIL pursuant to the Backstop Agreement and its dividend reinvestment obligation described in "Item 10. Additional Information—Stockholders Agreement", subject to the limitations contained therein. The Registration Rights Agreement requires us to file with the SEC a shelf registration statement to register resales of common stock received by such lenders and DIL and to use our commercially reasonable efforts to request the SEC declare it effective no later than 90 days after the 2018 Refinancing Closing Date and maintain its effectiveness. Pursuant to this obligation, we filed a shelf registration statement with the SEC covering all of the shares of common stock received by the lenders in the 2018 Refinancing, which was declared effective by the SEC on September 13, 2018. The Registration Rights Agreement also includes provisions, effective from 90 days after the Follow-on Equity Raise until the date five years after the occurrence of the Follow-on Equity Raise: (1) providing for demand registration rights in the event there is not an effective shelf registration statement at the time, (2) requiring us to provide customary marketing assistance and cooperation in connection with any "shelf take-down" offering requested in accordance with the terms thereof and (3) providing for piggyback registration rights, with customary cutbacks, with respect to such securities.

        Gemini Shareholders Agreement.    For a description of the Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, the Company and Virage International Ltd., please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Gemini Shipholdings Corporation."

        Credit Facilities.    Amendment and Restatement Agreement, dated July 31, 2018, by and among Danaos Corporation, as Borrower, arranged by Aegean Baltic Bank S.A. and HSH Nordbank AG, as Arrangers, with Aegean Baltic Bank S.A., as Agent and Aegean Baltic Bank S.A., as Security Agent, please see "Item 5. Operating and Financial Review and Prospects—2018 Refinancing and New 2018 Credit Facilities".

        Amendment and Restatement Agreement in respect of the Facility Agreement dated February 20, 2007 included therein, dated August 1, 2018, by and among Danaos Corporation, as Borrower and its subsidiaries and The Royal Bank of Scotland PLC and Natwest Markets PLC, please see "Item 5. Operating and Financial Review and Prospects—2018 Refinancing and New 2018 Credit Facilities".

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

        We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314,

(each an "Exchange of Notes"), that the Marshall Islands, Liberia, Cyprus and Malta, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we have previously satisfied the 50% Ownership Test, it may be difficult for us to continue to satisfy the 50% Ownership Test due to the public trading of our stock, following the consummation of the 2018 Refinancing, because the 883 Trust no longer owns more than 50% of our shares. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2018, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2018 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2018. We expect to continue to satisfy these requirements following the consummation of the 2018 Refinancing and for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2018 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        More than 50% of our shares of common stock were owned prior to the consummation of the Refinancing, and following the consummation of the Refinancing, more than 50% of our shares of common stock may be owned, by 5% stockholders. For any period that this is the case, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock there are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" such that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

        Approximately 31.8% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

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

  United States Federal Income Taxation of United States Holders

        As used herein, the term "United States Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion that follows deals only with common stock that are held by a United States Holder as capital assets, and does not address the treatment of United States Holders that are subject to special tax rules.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisor.

  Distributions with Respect to Common Stock

        Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his or her or its common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121- day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2018. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

        If we were treated as a PFIC for any taxable year, a U.S. Holder that owns our shares would be required to file an annual information return with the IRS reflecting such ownership, regardless of whether a QEF election or a mark-to-market election had been made.

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

  Sale, Exchange or Other Disposition of Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

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

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends (with respect to the common stock) and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

Dividends and Paying Agents

        Not applicable.

Statement by Experts

        Not applicable.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may access our public filings and reports and other information regarding registrants, including us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

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

        The total fair value change of the interest rate swaps for the years ended December 31, 2018, 2017 and 2016, amounted to nil, nil and $(0.1) million, respectively, and is included in the consolidated Statements of Operations in "Net unrealized and realized losses on derivatives".

        We reclassified from "Current portion of long-term debt" and "Long-term debt, net of current portion", where its fair value of hedged item is recorded, to our earnings unrealized gains/losses an amount of nil, nil and $0.4 million for the years ended December 31, 2018, 2017 and 2016, respectively.

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

        We recorded in the consolidated Statements of Operations unrealized gains of nil, nil and $4.5 million in relation to fair value changes of cash flow interest rate swaps for the years ended December 31, 2018, 2017 and 2016, respectively. Furthermore, nil, nil and $0.2 million of unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for year ended December 31, 2018, 2017 and 2016, respectively.

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.7 million, $3.7 million and $4.0 million was reclassified into earnings for the years ended December 31, 2018, 2017 and 2016, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of $1.4 million, nil and $7.7 million in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2018, 2017 and 2016.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2018, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2018 would result in a decrease of approximately $0.8 million in our earnings in 2019. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt.

These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2018 we incurred approximately 26.4% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2018, approximately 32.8% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2018. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2018, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2018, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company, a Code of Conduct for the chief executive officer and senior financial officers of our company and a Code of Ethics for directors of our company, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics, the Code of Conduct or the Code of Ethics have been granted to any person during the year ended December 31, 2018.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018 and 2017.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2018 and 2017 and breaks down these amounts by the category of service.

	2018	2017
	(in thousands of dollars)
Audit fees	$588.3	$380.1
Audit-related fees	—	43.0

Total fees	$588.3	$423.1

  Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

  Audit-related Fees; Tax Fees; All Other Fees

        PricewaterhouseCoopers S.A. provided audit-related services related to agreed-upon procedures for the year ended December 31, 2017. No other audit-related, tax or other services were provided for the year ended December 31, 2018 and 2017.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any shares of our stock in any of the five years ended December 31, 2018.

Item 16F.    Change in Registrant's Certifying Accountant

        Not Applicable.

Item 16G.    Corporate Governance

Statement of Significant Differences between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Domestic Issuers

        Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

        The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, a non-independent director, who is a member of our management who also serves on our board of directors, serves on the nominating and corporate governance committee of our board of directors and until September 2018 served on the compensation committee of our board of directors.

        As a foreign private issuer we are permitted to follow the corporate governance rules of our home country in lieu of complying with NYSE shareholder approval requirements applicable to certain share issuances and the adoption or amendment of equity compensation plans, specifically NYSE Rules 303A.08, 312.03(a), 312.03(b) and 312.03(c). If we believe that circumstances warrant, we may elect to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve share issuances, without the need for stockholder approval, in lieu of the NYSE rules, as we did in respect of our $200.0 million equity transaction on August 12, 2010 and the issuance of shares in our comprehensive debt refinancing consummated on August 10, 2018. In 2016, our Board of Directors approved the extension of the termination date of our 2016 equity compensation plan until September 17, 2019 in accordance with Marshall Islands law.

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-44 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation of Danaos Corporation, as amended by the Articles of Amendment to Restated Articles of Incorporation
1.2	Amended and Restated Bylaws of Danaos Corporation (incorporated by reference to the Company's Form 6-K filed with the SEC on September 23, 2009)
4.1
Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
4.2
Backstop Agreement, dated August 10, 2018, among Danaos Corporation, Danaos Investment Limited and Danaos Shipping Company Limited (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
4.3
Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
4.4
Amended and Restated Management Agreement with Danaos Shipping Co. Ltd., dated August 10, 2018, between Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
4.5
Amended and Restated Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas, dated August 10, 2018, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
4.6
Contribution Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
4.7	2006 Equity Compensation Plan (incorporated by reference to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006)
4.8	Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)
4.9	Directors' Share Payment Plan (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)
4.10
Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 27, 2010)

Number	Description
4.11	Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, Virage International Ltd. and Danaos Corporation (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on March 15, 2016)
4.12
Amendment and Restatement Agreement, dated July 31, 2018, by and among Danaos Corporation, as Borrower, arranged by Aegean Baltic Bank S.A. and HSH Nordbank AG, as Arrangers, with Aegean Baltic Bank S.A., as Agent and Aegean Baltic Bank S.A., as Security Agent
4.13
Amendment and Restatement Agreement in respect of the Facility Agreement dated February 20, 2007 included therein, dated August 1, 2018, by and among Danaos Corporation, as Borrower and its subsidiaries and The Royal Bank of Scotland PLC and Natwest Markets PLC
4.14
Subordinated Loan Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
8	Subsidiaries
11.1	Code of Business Conduct and Ethics
11.2	Code of Conduct and Ethics for Corporate Officers and Directors
12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
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

Date: March 5, 2019

 Report of Independent Registered Public Accounting Firm

To the board of directors and the stockholders of Danaos Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, appearing in "Management's Annual Report on Internal Control over Financial Reporting" under Item 15(b) of the Company's 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 5, 2019

We have served as the Company's auditor since 2000.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
	Notes	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$77,275	$66,895
Restricted cash	3	—	2,812
Accounts receivable, net		9,225	6,502
Inventories		8,884	8,841
Prepaid expenses		1,214	1,234
Due from related parties	11	17,970	34,007
Other current assets		5,182	5,708

Total current assets		119,750	125,999

NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $743,924 (2017: $763,190)	4	2,480,329	2,795,971
Deferred charges, net	5	13,031	8,962
Investments in affiliates	6	7,363	5,998
Other non-current assets	7	59,369	49,466

Total non-current assets		2,560,092	2,860,397

Total assets		$2,679,842	$2,986,396

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$10,477	$11,371
Accrued liabilities	8	11,770	15,226
Current portion of long-term debt, net	10	113,777	2,329,601
Accumulated accrued interest, current portion	10	35,782	—
Unearned revenue	7	19,753	22,853
Other current liabilities	10	31,142	788

Total current liabilities		222,701	2,379,839

LONG-TERM LIABILITIES
Long-term debt, net	10	1,508,108	—
Accumulated accrued interest, net of current portion	10	200,574	—
Unearned revenue, net of current portion	7	41,730	56,159
Other long-term liabilities	10	15,876	1,693

Total long-term liabilities		1,766,288	57,852

Total liabilities		1,988,989	2,437,691

Commitments and Contingencies	16	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2018 and December 31, 2017)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2018 and December 31, 2017. 213,324,455 issued and outstanding as of December 31, 2018 and 109,799,352 as of December 31, 2017)	18	2,133	1,098
Additional paid-in capital		725,581	546,898
Accumulated other comprehensive loss	7,13	(118,710)	(114,076)
Retained earnings		81,849	114,785

Total stockholders' equity		690,853	548,705

Total liabilities and stockholders' equity		$2,679,842	$2,986,396

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2018	2017	2016
OPERATING REVENUES	14, 15	$458,732	$451,731	$498,332
OPERATING EXPENSES
Voyage expenses	11	(12,207)	(12,587)	(13,925)
Vessel operating expenses	11	(104,604)	(106,999)	(109,384)
Depreciation	4	(107,757)	(115,228)	(129,045)
Amortization of deferred drydocking and special survey costs	5	(9,237)	(6,748)	(5,528)
Impairment loss	4	(210,715)	—	(415,118)
Bad debt expense	13, 16	—	—	(15,834)
General and administrative expenses	11	(26,334)	(22,672)	(22,105)
Loss on sale of vessels		—	—	(36)

Income/(loss) from operations		(12,122)	187,497	(212,643)

OTHER INCOME (EXPENSES):
Interest income		5,781	5,576	4,682
Interest expense		(85,706)	(86,556)	(82,966)
Other finance expenses		(3,026)	(4,126)	(4,932)
Equity income/(loss) on investments	6	1,365	965	(16,252)
Gain on debt extinguishment	10	116,365	—	—
Other income/(expense), net	7, 10	(50,456)	(15,757)	(41,602)
Net unrealized and realized losses on derivatives	13	(5,137)	(3,694)	(12,482)

Total Other Expenses, net		(20,814)	(103,592)	(153,552)

Net Income/(Loss)		$(32,936)	$83,905	$(366,195)

EARNINGS/(LOSS) PER SHARE
Basic and diluted earnings/(loss) per share		$(0.22)	$0.76	$(3.34)

Basic and diluted weighted average number of common shares	19	148,719,749	109,824,329	109,801,586

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2018	2017	2016
Net Income/(Loss)		$(32,936)	$83,905	$(366,195)

Other comprehensive income/(loss):
Unrealized losses on available for sale securities	7	(9,771)	(26,607)	—
Amortization of deferred realized losses on cash flow hedges	13	3,694	3,694	4,028
Accelerated amortization of deferred realized losses on cash flow hedges	13	1,443	—	7,706
Reclassification of unrealized losses to earnings		—	—	184

Total Other Comprehensive Income/(Loss)		(4,634)	(22,913)	11,918

Comprehensive Income/(Loss)		$(37,570)	$60,992	$(354,277)

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock
				Accumulated other comprehensive loss
	Number of shares	Par value	Additional paid-in capital		Retained earnings	Total
As of January 1, 2016	109,782	$1,098	$546,822	$(103,081)	$397,075	$841,914
Net Loss	—	—	—	—	(366,195)	(366,195)
Net movement in other comprehensive income	—	—	—	11,918	—	11,918
Issuance of common stock	17	—	—	—	—	—
Stock compensation	—	—	76	—	—	76

As of December 31, 2016	109,799	$1,098	$546,898	$(91,163)	$30,880	$487,713

Net Income	—	—	—	—	83,905	83,905
Net movement in other comprehensive income	—	—	—	(22,913)	—	(22,913)

As of December 31, 2017	109,799	$1,098	$546,898	$(114,076)	$114,785	$548,705

Net Loss	—	—	—	—	(32,936)	(32,936)
Paid-in capital	—	—	10,000	—	—	10,000
Issuance of common stock	99,342	993	167,719	—	—	168,712
Stock compensation	4,183	42	964	—	—	1,006
Net movement in other comprehensive income	—	—	—	(4,634)	—	(4,634)

As of December 31, 2018	213,324	$2,133	$725,581	$(118,710)	$81,849	$690,853

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income/(loss)	$(32,936)	$83,905	$(366,195)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	107,757	115,228	129,045
Amortization of deferred drydocking and special survey costs	9,237	6,748	5,528
Impairment losses	210,715	—	444,502
Amortization of finance costs	11,771	11,153	12,652
Exit fee accrued on debt	2,059	3,169	3,447
Debt discount amortization	3,186	—	—
Gain on debt extinguishment	(116,365)	—	—
PIK interest	1,433	—	—
Bad debt expense	—	—	15,834
Loss on sale of securities	—	2,357	12,906
Payments for drydocking and special survey costs deferred	(13,306)	(7,511)	(8,976)
Loss on sale of vessels	—	—	36
Stock based compensation	1,006	—	76
Amortization of deferred realized losses on interest rate swaps	5,137	3,694	11,734
Unrealized gains on derivatives	—	—	(4,649)
Equity (income)/loss on investments	(1,365)	(965)	16,252
(Increase)/Decrease in:
Accounts receivable	(2,723)	(2,544)	(13,210)
Inventories	(43)	2,554	(355)
Prepaid expenses	20	117	(654)
Due from related parties	16,037	(1,404)	(13,596)
Other assets, current and non-current	(13,728)	(9,099)	(5,455)
Increase/(Decrease) in:
Accounts payable	(894)	215	(383)
Accrued liabilities	(3,456)	(238)	1,450
Unearned revenue, current and long-term	(17,529)	(19,301)	26,501
Other liabilities, current and long-term	(1,327)	(7,005)	(4,523)

Net cash provided by operating activities	164,686	181,073	261,967

Cash flows from investing activities
Vessels additions	(2,830)	(4,478)	(4,561)
Advances for vessels additions	(5,420)	—	—
Investments in affiliates	—	—	(9,996)
Net proceeds from sale of securities	—	6,236	—
Net proceeds from sale of vessels	—	—	5,178

Net cash provided by/(used in) investing activities	(8,250)	1,758	(9,379)

Cash flows from financing activities
Proceeds from long-term debt	325,852	—	—
Payments of long-term debt	(440,990)	(189,653)	(251,130)
Payments of accumulated accrued interest	(8,556)	—	—
Finance costs	(35,005)	—	—
Paid-in capital	10,000	—	—
Share issuance costs	(169)	—	—

Net cash used in financing activities	(148,868)	(189,653)	(251,130)

Net increase/(decrease) in cash, cash equivalents and restricted cash	7,568	(6,822)	1,458
Cash, cash equivalents and restricted cash, beginning of year	69,707	76,529	75,071

Cash, cash equivalents and restricted cash, end of year	$77,275	$69,707	$76,529

Supplemental cash flow information
Cash paid for interest	$71,915	$74,643	$69,180
Non-cash investing and financing activities
Acquisition of debt securities and equity investment	—	—	$24,627

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

        Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 18, "Stockholders' Equity".

        The Company's vessels operate worldwide, carrying containers for many established charterers.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, "Significant Accounting Policies") that are under the exclusive management of a related party of the Company (refer to Note 11, "Related Party Transactions").

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

        The Company's consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. On August 10, 2018, the Company consummated the refinancing agreement (the "Refinancing") reached with certain of the Company's lenders through a debt reduction of approximately $551 million, the resetting of financial and other covenants, modified interest rates and amortization profiles and an extension of existing debt maturities by approximately five years to December 31, 2023, or in some cases to June 30, 2024, as further disclosed in the Note 10 "Long-term debt, net". This alleviated substantial doubt about the Company's ability to continue as a going concern reported in the Note 3, "Going Concern" to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2017.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

        As of December 31, 2018, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Maersk Enping	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	MSC Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C (ex CSCL Pusan)	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre (ex CSCL Le Havre)	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America (ex CSCL America)	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C (ex Priority)	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala (ex Deva)	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C (ex Hyundai Progress)	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

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

        Reclassifications in Other Comprehensive Income/(Loss):    The Company had the following reclassifications out of Accumulated Other Comprehensive Loss as of December 31, 2018, 2017 and 2016, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income	2018	2017	2016
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	3,694	3,694	4,028
Accelerated amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	1,443	—	7,706
Reclassification of unrealized losses to earnings	Net unrealized and realized losses on derivatives	—	—	184

Total Reclassifications		$5,137	$3,694	$11,918

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Operations. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Operations for each of the years ended December 31, 2018, 2017 and 2016 were $0.1 million loss, $0.4 million loss and $0.1 million loss, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $77.3 million as of December 31, 2018 (December 31, 2017: $66.9 million) comprised cash balances and short-term deposits.

        Restricted Cash:    Cash restricted accounts include retention accounts. Until the full repayment of the KEXIM ABN Amro loan facility in June 2018, the Company was required to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest payments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest were paid from the retention account. Refer to Note 3, "Cash, Cash Equivalents and Restricted Cash".

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

        Deferred Financing Costs:    Loan arrangement fees incurred for obtaining new loans, for loans that have been accounted for as modified and the fees paid to third parties for loans that have been accounted for as extinguished, where there is a replacement debt and the lender remains the same, are deferred and amortized over the loans' respective repayment periods using the effective interest rate method and are presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability. Unamortized deferred financing costs for extinguished facilities are written-off. Loan arrangement fees related to the facilities accounted for under troubled debt restructuring with future undiscounted cash flows greater than the net carrying value of the original debt are capitalized

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

and amortized over the loan respective repayment period using the effective interest rate method. Additionally, amortization of deferred finance costs amounting to $15.0 million, $11.2 million and $12.7 million is included in interest expenses in the Consolidated Statements of Operations for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

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

        The Company has acquired certain vessels in the secondhand market in prior years, all of which were considered to be acquisitions of assets. Following adoption of ASU 2017-01 "Business Combinations (Topic 805)" on January 1, 2018, the Company evaluates if any vessel acquisition in secondhand market constitutes a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets are considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

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

        As of December 31, 2018, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2018; (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry. As at December 31, 2018, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2018, the Company recorded an impairment loss of $210.7 million for

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

ten of its vessels that are held and used, which is reflected under "Impairment loss" in the accompanying Consolidated Statements of Operations.

        As of December 31, 2017, the Company concluded that there are no events and circumstances, which may trigger the existence of potential impairment of the Company's vessels. The indicators which were considered were mainly the improved charter market and the improved vessel's market values compared to the prior year, as well as the potential impact the marketplace may have on the future operations. As of December 31, 2016, the Company concluded that events and circumstances triggered the existence of impairment of its long-lived assets and recorded an impairment loss of $415.1 million for its vessels that were held and used.

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

        Investments in Equity Securities:    The Company classifies its equity securities of ZIM at cost as the Company does not have the ability to exercise significant influence. Equity securities of HMM were acquired and held principally for the purpose of resale in the near term and were classified as trading securities based on management's intention on the date of acquisition and were recorded at fair value based on quoted market prices with changes in fair value and realized gains/(losses) presented under "Other income/(expenses), net" in the Consolidated Statements of Operations. The Company sold equity securities of HMM in 2016.

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

        Accounting for Revenue and Expenses:    Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. The Company earns revenue from bareboat and time charters. Bareboat and time charters involve placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under a time charter, the daily hire rate includes the crew, lubricants, insurance, repair and maintenance, spares and stores. Under a bareboat charter, the charterer is provided only with the vessel.

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

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 11, "Related Party Transactions"), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

        Repairs and Maintenance:    All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

        Dividends:    Dividends, if any, are recorded in the Company's financial statements in the period in which they are declared by the Company's board of directors.

        Troubled Debt Restructuring and Accumulated Accrued Interest:    Prior to the finalization of the Refinancing (refer to Note 10, "Long-Term Debt, Net"), the Company concluded that it was experiencing financial difficulty and that certain of the lenders granted a concession (as part of the Refinancing). The Company was experiencing financial difficulty primarily as a result of the projected

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and the Company was not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring ("TDR") was applied at the Closing Date. The TDR accounting guidance requires the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. As a result of the TDR accounting, the interest expense related to the future periods on certain facilities was recognized under the accumulated accrued interest line in the Balance Sheet. Interest payments relating to the future interest recognized in accumulated accrued interest, are recognized as a reduction to the accumulated accrued interest payable when these are paid. As a result, these interest payments are not recorded as interest expense.

        In the future, when interest rates change, actual cash flows will differ from the cash flows measured on the Refinancing date. The accounting treatment for changes in cash flows due to changes in interest rates depends on whether there is an increase or a decrease from the spot interest rate used in the initial TDR accounting ("threshold interest rate"). Fluctuations in the effective interest rate after the Refinancing from changes in the interest rate or other cause are accounted for as changes in estimates in the periods in which these changes occur. Upon an increase in the interest rates from the threshold interest rate used to calculate accumulated accrued interest payable, the Company recognizes additional interest expenses in the period the expense is incurred. The additional interest expense is calculated by multiplying the difference between the current interest rate and the threshold interest rate with the current carrying value of the debt. A gain due to decrease in interest rates ('interest windfall') will not be recognized until the debt facilities have been settled and there are no future interest payments. In case there are subsequent increases in interest rates above the threshold interest rate after a previous decrease in interest rates, the carrying amount of the accumulated accrued interest will be reduced by the interest payments in excess of the threshold interest rate until the prior interest windfall due to decrease in the interest rates is recaptured on a cumulative basis.

        The Paid-in-kind interest ("PIK interest") related to each period will increase the carrying value of the loan facility and correspondingly decrease the carrying value of the accumulated accrued interest. PIK interest in excess of the amount recognized in the accumulated accrued interest is expensed in the period the expense is incurred.

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

        Earnings/(Loss) Per Share:    The Company has presented net earnings/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. The warrants issued in 2011 were excluded from the diluted earnings/(loss) per share for the year ended December 31, 2018, 2017 and 2016, because they were antidilutive. Unvested shares of restricted stock are included in the calculation of the diluted earnings per share, unless considered antidilutive, based on the weighted average number of shares of restricted stock outstanding during the period.

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan") in 2006, which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with the accounting guidance for share-based compensation arrangements.

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by the Company's stockholders. Refer to Note 17, "Stock Based Compensation".

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan") under the Plan. The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 17, "Stock Based Compensation".

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in the form of free shares of the Company's common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 17, "Stock Based Compensation".

Newly Implemented Accounting Policies:

  Statement of Cash Flows

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). The guidance adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted these standards effective January 1, 2018. Prior periods were retrospectively adjusted to conform to the current period's presentation. The adoption of ASU 2016-15 did not have a material impact on the consolidated statements of cash flows. Upon adoption of ASU 2016-18, the Company reclassified the restricted cash balance of $2.8 million as of December 31, 2017 and $2.8 million as of December 31, 2016 to the cash, cash equivalents and restricted cash balances within the consolidated statements of cash flows. Refer to Note 3 "Cash, Cash Equivalents and Restricted Cash" for further details.

  Financial Instruments

        In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The Company adopted this standard effective January 1, 2018. The Company's investment in ZIM equity securities does not have readily determinable fair value. As a result, the Company elected to record this equity investment at cost, less impairment, adjusted for subsequent observable price changes. The adoption of this

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

standard did not have a material effect on the consolidated financial statements and notes disclosures. As of December 31, 2018, the Company did not identify any observable prices for the same or similar securities that would indicate a change in the carrying value of the Company's equity.

  Revenue Recognition

        In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which superseded the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company adopted this standard effective January 1, 2018 using modified retrospective approach. The adoption of this standard did not have any effect on the retained earnings or on the financial results for year ended December 31, 2018 of the Company since all the Company's vessels generated revenues from time charter and bareboat charter agreements.

Recent Accounting Pronouncements:

        In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 will apply to both types of leases—capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient will allow lessors to elect and account for the combined component based on its predominant characteristic. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, "Codification Improvements to Topic 842, Leases" and in December 2018 the Accounting

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Standards Update No. 2018-20 "Narrow-scope improvements for lessors", which further improve and clarify ASU 2016-02. The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of all practical expedients. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company is primarily a lessor and the changes are fairly minor.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 "Codification improvements to Topic 326", which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

3. Cash, Cash Equivalents and Restricted Cash

        Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Cash and cash equivalents	$77,275	$66,895	$73,717
Restricted cash	—	2,812	2,812

Total	$77,275	$69,707	$76,529

        The Company was required to maintain cash of $2.8 million as of December 31, 2017 and December 31, 2016 in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company's Consolidated Balance Sheets. This credit facility was fully repaid in July 2018.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net

        Fixed assets, net consisted of the following (in thousands):

	Vessel Costs	Accumulated Depreciation	Net Book Value
As of January 1, 2016	$4,137,117	$(690,794)	$3,446,323
Additions	4,561	—	4,561
Impairment Loss	(586,995)	171,877	(415,118)
Depreciation	—	(129,045)	(129,045)

As of December 31, 2016	$3,554,683	$(647,962)	$2,906,721
Additions	4,478	—	4,478
Depreciation	—	(115,228)	(115,228)

As of December 31, 2017	$3,559,161	$(763,190)	$2,795,971
Additions	2,830	—	2,830
Impairment Loss	(337,738)	127,023	(210,715)
Depreciation	—	(107,757)	(107,757)

As of December 31, 2018	$3,224,253	$(743,924)	$2,480,329

        As of December 31, 2018, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, the Company performed step one of the impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2018, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2018, the Company recorded an impairment loss of $210.7 million for ten of its vessels that are held and used, which is reflected under "Impairment loss" in the accompanying Consolidated Statements of Operations.

        As of December 31, 2017, the Company concluded that there are no events and circumstances, which may trigger the existence of potential impairment of the Company's vessels. The indicators which were considered were mainly the current improved charter market and the improved vessel's market values compared to the prior year, as well as the potential impact the marketplace may have on the future operations. As of December 31, 2016, the Company's testing for impairment resulted in an impairment loss of $415.1 million for its twenty-five held and used vessels. This impairment loss was caused mainly by the loss of a charterer, volatility in the spot market and decline in the vessels's market values.

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $378.2 million as of December 31, 2018 and December 31, 2017. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        In connection with the Refinancing, the Company has undertaken to seek to refinance two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect. The net proceeds are to be applied pro rata to repay the existing credit facilities secured by mortgages on such vessels.

5. Deferred Charges, Net

        Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2016	$4,751
Additions	8,976
Amortization	(5,528)

As of December 31, 2016	$8,199
Additions	7,511
Amortization	(6,748)

As of December 31, 2017	$8,962
Additions	13,306
Amortization	(9,237)

As of December 31, 2018	$13,031

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

6. Investments in affiliates

        In August 2015, an affiliated company Gemini Shipholdings Corporation ("Gemini") was formed by the Company and Virage International Ltd. ("Virage"), a company controlled by the Company's largest shareholder. Gemini acquired a 100% interest in two entities with capital leases for the container vessels Suez Canal and Genoa and two entities that own the container vessels Catherine C (ex NYK Lodestar) and Leo C (ex NYK Leo). Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Investments in affiliates (Continued)

subscribed in cash for 49% and 51%, respectively, of Gemini's issued and outstanding share capital. As of December 31, 2018, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C (ex NYK Lodestar)	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo (ex NYK Leo)	2002	6,422	February 4, 2016

        The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under "Equity income/(loss) on investments" in the Consolidated Statements of Operations. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities. The net assets of Gemini total $15.0 million and $12.2 million as of December 31, 2018 and December 31, 2017, respectively. The Company's exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

        A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	2018	2017	2016
Current assets	$8,327	$10,014
Non-current assets	$41,155	$40,901
Current liabilities	$5,201	$6,131
Long-term liabilities	$29,254	$32,544
Net operating revenues	$18,885	$17,388	$13,909
Impairment loss	—	—	$29,881
Net income/(loss)	$2,787	$1,969	$(33,168)

7. Other Non-current Assets

        Other non-current assets consisted of the following (in thousands):

	2018	2017
Available for sale securities:
ZIM notes, net	$21,044	$21,093
HMM notes, net	7,847	13,509
Equity participation ZIM	—	—
Advances for vessels additions	5,420	—
Other assets	25,058	14,864

Total	$59,369	$49,466

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Non-current Assets (Continued)

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

        In relation to ZIM Notes, the Company received redemption of $0.3 million in the year ended December 31, 2016. The Company recognized $1.4 million, $1.3 million and $1.3 million in relation to their fair value unwinding of ZIM notes in the Consolidated Statements of Operations in "Interest income" for years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively. Furthermore, for each of the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company recognized in the Consolidated Statements of Operations in "Interest income", a non-cash interest income of $0.9 million in relation to ZIM notes, which is accrued quarterly with deferred cash payment on maturity.

        Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels. This amount is recognized in the Consolidated Statements of Operations in "Operating revenues" over the remaining life of the respective time charters. For each of the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company recorded an amount of $6.0 million of unearned revenue amortization in "Operating revenues". As of December 31, 2018, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $6.0 million and $6.5 million, respectively. As of December 31, 2017, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $6.0 million and $12.5 million, respectively. Refer to Note 13, "Financial Instruments—Fair value of Financial Instruments".

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Non-current Assets (Continued)

        On September 1, 2016, the Company sold all HMM shares obtained after the charter restructuring agreements with HMM for cash proceeds on sale of $38.1 million resulting in a loss on sale of $12.9 million, which was recorded under "Other income/(expenses), net" in the Consolidated Statement of Operations for the year ended December 31, 2016. The HMM shares were considered trading securities and the proceeds were classified as operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2016. The proceeds were used to repay outstanding debt obligations. Furthermore, for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company recognized $1.8 million, $1.8 million and $1.0 million, respectively, of non-cash interest income and fair value unwinding of HMM notes under "Interest income" in the Consolidated Statement of Operations.

        On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements, which represents non-cash transaction for the Statement of Cash Flows for the year ended December 31, 2016. The amortization of unearned revenue is recognized in the Consolidated Statement of Operations under "Operating revenues" over the remaining life of the respective charters. For the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company recorded an amount of $8.8 million, $15.6 million and $7.9 million, respectively, of unearned revenue amortization. As of December 31, 2018, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.2 million and $35.2 million, respectively. As of December 31, 2017, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $8.8 million and $43.4 million, respectively. Refer also to Note 13, "Financial Instruments—Fair value of Financial Instruments".

  c. Transfer to Available for sale category

        On March 28, 2017, the Company sold $13.0 million principal amount of HMM Loan Notes 1 maturing in July 2024 carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were received in April 2017. The sale resulted in a loss of $2.4 million, which was recognized in the "Other income/(expenses), net" in the accompanying Consolidated Statements of Operations for year ended December 31, 2017. The proceeds were used to repay related outstanding debt obligations in April 2017. The sale of these notes resulted in a transfer of all remaining held to maturity HMM and ZIM notes into the available for sale securities at fair value. The unrealized losses, which were recognized in other comprehensive loss, are analyzed as follows as of December 31, 2018 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
ZIM notes	$44,676	$21,044	$(23,632)
HMM notes	20,593	7,847	(12,746)

Total	$65,269	$28,891	$(36,378)

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Non-current Assets (Continued)

Unrealized loss on available for sale securities
Balance as of January 1, 2017	—
Unrealized loss on available for sale securities	$(26,607)

Balance as of December 31, 2017	(26,607)
Unrealized loss on available for sale securities	(9,771)

Balance as of December 31, 2018	$(36,378)

        The Company has agreed to install scrubbers on seven of its vessels and have an option to install them on two more vessels, with estimated total costs amounting to approximately $21.6 million out of which advances of $5.0 million were paid before December 31, 2018 and the remaining amount of $16.6 million is expected to be paid in 2019.

        Other assets mainly include non-current assets related to straight-lining of the Company's revenue amounting to $23.1 million and $10.8 million as of December 31, 2018 and December 31, 2017, respectively.

8. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	2018	2017
Accrued payroll	$924	$928
Accrued interest	6,304	9,953
Accrued expenses	4,542	4,345

Total	$11,770	$15,226

        Accrued expenses mainly consisted of accruals related to the operation of the Company's fleet and other expenses as of December 31, 2018 and December 31, 2017.

9. Lease Arrangements

  Charters-out

        The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as of December 31, 2018 (in thousands):

2019	$366,659
2020	345,174
2021	319,423
2022	257,533
2023	172,454
2024 and thereafter	116,111

Total future rentals	$1,577,354

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements (Continued)

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

10. Long-Term Debt, net

        Long-term debt consisted of the following (in thousands):

Credit Facility	Balance as of December 31, 2018	Balance as of December 31, 2017
The Royal Bank of Scotland $475.5 mil. Facility	$474,743	$634,864
The Royal Bank of Scotland (January 2011 Facility)	—	24,316
HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility	379,762	622,851
HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank (January 2011 Facility)	—	17,205
Citibank $114 mil. Facility	110,644	117,316
Credit Suisse $171.8 mil. Facility	167,990	176,189
Citibank—Eurobank $37.6 mil. Facility	35,544	37,645
Club Facility $206.2 mil.	202,439	220,689
Sinosure Cexim—Citibank—ABN Amro $203.4 mil. Facility	61,020	81,360
Citibank $123.9 mil. Facility	122,523	—
Citibank $120 mil. Facility	115,973	—
Deutsche Bank	—	156,062
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece	—	199,302
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece (January 2011 Credit Facility)	—	8,771
The Export—Import Bank of Korea & ABN Amro	—	23,109
Fair value of debt	(26,065)	—
Comprehensive Financing Plan exit fees accrued	21,583	21,099

Total long-term debt	$1,666,156	$2,340,778

Less: Deferred finance costs, net	(44,271)	(11,177)
Less: Current portion	(113,777)	$(2,329,601)

Total long-term debt net of current portion and deferred finance cost	$1,508,108	—

        Each of the new credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, the Company's

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees.

        As of December 31, 2018, there was no remaining borrowing availability under the Company's credit facilities. The weighted average interest rate on long-term borrowings for the years ended December 31, 2018, 2017 and 2016 was 4.3%, 3.1% and 2.6%, respectively. Total interest paid during the years ended December 31, 2018, 2017 and 2016 was $71.9 million, $74.6 million and $69.2 million, respectively. The total amount of interest cost incurred and expensed in 2018 was $70.7 million (2017: $75.4 million, 2016: $70.3 million).

The Refinancing and the New Credit Facilities

        The Company entered into a debt refinancing agreement with certain of its lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing (the "Refinancing") which was consummated on August 10, 2018 (the "Closing Date") that superseded, amended and supplemented the terms of each of the Company's then-existing credit facilities (other than the Sinosure-CEXIM-Citibank-ABN Amro credit facility which is not covered thereby). The Refinancing provided for, among other things, the issuance of 99,342,271 new shares of common stock to certain of the Company's lenders (which represented 47.5% of the Company's outstanding common stock immediately after giving effect to such issuance and diluted existing shareholders ratably), a principal amount debt reduction of approximately $551 million, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and $325.9 million of new debt financing from one of the Company's lenders—Citibank (the "Citibank—New Money"). The Company's largest stockholder, Danaos Investment Limited as Trustee of the 883 Trust ("DIL"), contributed $10 million to the Company on the Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. The maturities of most of the new loan facilities covered by this debt refinancing were extended by five years to December 31, 2023 (or, in some cases, June 30, 2024).

        In addition, the Company agreed to make reasonable efforts to source investment commitment for new shares of common stock with net proceeds not less than $50 million in aggregate no later than 18 months after the Closing Date ($10 million of which is to be underwritten by DIL).

        As part of the Refinancing the Company entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 through an amendment and restatement or replacement of existing credit facilities. The following are the new term loan credit facilities (the "New Credit Facilities"):

  (i)
  a $475.5 million credit facility provided by the Royal Bank of Scotland (the "RBS Facility"), which refinanced the prior Royal Bank of Scotland credit facilities

  (ii)
  a $382.5 million credit facility provided by HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank (the "HSH Facility"), which refinanced the prior HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank credit facilities

  (iii)
  a $114.0 million credit facility provided by Citibank (the "Citibank $114 mil. Facility"), which refinanced the prior Citibank credit facility

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

  (iv)
  a $171.8 million credit facility provided by Credit Suisse (the "Credit Suisse $171.8 mil. Facility"), which refinanced the prior Credit Suisse credit facility

  (v)
  a $37.6 million credit facility provided by Citibank—Eurobank (the "Citibank—Eurobank $37.6 mil. Facility)"), which refinanced the prior Citibank—Eurobank credit facility

  (vi)
  a $206.2 million credit facility provided by Citibank—Credit Suisse—Sentina (the "Club Facility $206.2 mil."), which refinanced the prior EnTrustPermal—Credit Suisse—CitiGroup Club facility

  (vii)
  a $120.0 million credit facility provided by Citibank (the "Citibank $120 mil. Facility"), which refinanced the prior ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece facilities

  (viii)
  a $123.9 million credit facility provided by Citibank (the "Citibank $123 mil. Facility"), which refinanced the prior Deutsche Bank facility

Interest and Fees

        The interest rate payable under the New Credit Facilities (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of $282 million principal related to the RBS Facility and HSH Facility, which tranches have maturity dates of June 30, 2024.

        The Company was required to pay a cash amendment fee of $69.2 million in the aggregate, out of which $23.9 million was paid in cash before December 31, 2018 and the remaining portion will be paid in instalments. The unpaid amendment fee of $30.5 million was accrued under "Other current liabilities" and of $14.8 million under "Other long-term liabilities" in the consolidated balance sheet as of December 31, 2018. Of the cash amendment fee, $17.2 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $52.0 million was expensed to the consolidated statement of operations.

        The Company was also required to issue 14.7 million shares of common stock as part of the amendments fees on the Closing Date, or $25.0 million fair value in the aggregate. Of this amount, recognition of $18.1 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $6.9 million was expensed in the accompanying consolidated statements of operations. The fair value of the shares issued at the Closing Date are based on a Level 1 measurement of the share's price, which was $1.70 as of August 10, 2018.

        The Company incurred $51.3 million and $14.3 million of professional fees related to the refinancing discussions with its lenders reported under "Other income/(expenses), net" in the accompanying consolidated statements of operations for the year ended December 31, 2018 and 2017, respectively. Additionally, the Company deferred $11.7 million of professional fees related to the Citibank facilities and will be amortized over the life of the respective credit facilities.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Covenants, Events of Defaults, Collaterals and Guarantees

        The New Credit Facilities contain financial covenants requiring the Company to maintain:

  (i)
  minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (ii)
  minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (iii)
  minimum liquidity of $30 million throughout the term of the new credit facilities,

  (iv)
  maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter,

  (v)
  minimum interest coverage ratio of 2.50x throughout the term of the new credit facilities and

  (vi)
  minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

        The New Credit Facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to the Company's business, the Company's common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in the Company's fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective new credit facilities.

        In connection with the refinancing, the Company has also undertaken to seek to refinance two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect. The net proceeds are to be applied pro rata to repay the respective new credit facilities secured by mortgages on such vessels.

Exit Fee

        As of December 31, 2018, the Company has an accrued Exit Fee of $21.6 million relating to its debt facilities and is reported under "Long-term debt, net" in the consolidated Balance Sheet. The payment of the exit fees accrued under the long-term debt prior to the debt refinancing shall be postponed on the earlier of maturity, acceleration or prepayment or repayment in full of the amended facilities or the relevant facility refinancing. The exit fees will accrete in the consolidated statement of operations of the Company over the life of the respective facilities covered by the Refinancing (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) up to the agreed full exit fees payable amounting to $24.0 million.

Sinosure-CEXIM-Citibank-ABN Amro credit facility and KEXIM-ABN Amro credit facility

        On the Closing Date the Company amended and restated the Sinosure-CEXIM-Citibank-ABN Amro credit facility, dated as of February 21, 2011, primarily to align its financial covenants with those contained in the new credit facilities and provide second lien collateral to lenders under certain of the New Credit Facilities.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

        On June 27, 2018, the Company gave notice to the lenders under the KEXIM-ABN Amro credit facility and fully repaid the $17.5 million outstanding under this facility on July 20, 2018.

Principal Payments

        The Sinosure—Cexim—Citibank—ABN Amro credit facility provides for semi-annual amortization payments. The New Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The new credit facilities have maturity dates of December 31, 2023 (or in some cases as indicated below, June 30, 2024). After giving effect to the debt refinancing consummated on August 10, 2018, scheduled debt maturities of total long-term debt subsequent to December 31, 2018 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments*	Total principal payments
December 31, 2019	$113,777	—	$113,777
December 31, 2020	119,674	—	119,674
December 31, 2021	119,603	—	119,603
December 31, 2022	89,773	—	89,773
December 31, 2023	77,194	$864,118	941,312
Thereafter	—	286,499	286,499

Total long-term debt	$520,021	$1,150,617	$1,670,638

*
The final payments include the unamortized remaining principal debt balances under the new credit facilities, as such amount will be determinable following the fixed amortization. As mentioned above, the Company is also subject to variable principal amortization based on actual free cash flows, which are included under "Final payments" in this table.

Accounting for the Restructuring Agreement

        The Company performed an accounting analysis on a lender by lender basis to determine which accounting guidance applied to each of the amendments to its Existing Credit Facilities. The following guidance was used to perform the analysis:

  (i)
  As set forth in ASC 470-60, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" troubled debt restructuring ("TDR") accounting is required when the debtor is experiencing financial difficulty and the creditor has granted a concession. A concession is granted when the effective borrowing rate on the restructured debt is less than the effective borrowing rate on the original debt. The application of TDR accounting requires a comparison of the recorded value of each debt instrument prior to restructuring to the sum of the undiscounted future cash flows to be received by a creditor under the newly restructured debt instrument. Interest expense in future periods is determined by the effective interest rate required to discount the newly restructured future cash flows to equal the recorded value of the debt instrument without regard to how the parties allocated these cash flows to principal and interest in the restructured agreement. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

    restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. In this instance, no future interest expense will be recorded on the affected facilities, as the adjusted recorded value and the undiscounted future cash flows are equal and the effective interest rate is zero.

  (ii)
  For lenders on which the Company has concluded that the above changes to the terms of long-term debt do not constitute a troubled debt restructuring as no concession has been granted, the Company applied the guidance in ASC 470-50, Modifications and Extinguishments. The accounting treatment is determined by whether (1) the lender (creditor) remains the same and (2) terms of the new debt and original debt are substantially different. The new debt and the old debt are considered "substantially different" pursuant to ASC 470-50 when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt should be initially recorded at fair value, with the difference recognized as an extinguishment gain or loss.

        Based on the analysis, we concluded for the lenders that participated in both the Existing Credit Facilities and the New Credit Facilities, the following accounting:

  Troubled Debt Restructuring

        Prior to the finalization of the Refinancing, the Company concluded that it was experiencing financial difficulty and that certain of the lenders granted a concession (as part of the Refinancing). The Company was experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and the Company was not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the following accounting has been applied at the Closing Date:

  (i)
  As of the Closing Date, the outstanding balance of HSH Facility was $639.2 million. In exchange for reduction of principal of $251.0 million, the lenders received a total of 49.4 million shares of common stock with a fair value of $83.9 million, resulting in a net concession of $167.1 million. Accumulated accrued interest of $129.3 million was recognized using the Libor rate of 2.34% as of August 10, 2018. The TDR accounting guidance requires the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. For the HSH Facility, the total undiscounted future cash flows total $518.6 million, which results in a gain of $36.6 million. The amendment fees to be paid to HSH Facility lenders of $9.5 million were recorded in the consolidated statement of operations and reduced the net gain on debt extinguishment.

  (ii)
  As of the Closing Date, the outstanding balance of RBS Facility was $660.9 million. In exchange for reduction of principal of $179.2 million, the lender received a total of 35.2 million shares of common stock with a fair value of $59.9 million, resulting in a net

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

    concession of $119.3 million and accumulated accrued interest of $119.3 million as of August 10, 2018. The TDR accounting guidance requires the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. For the RBS Facility, the undiscounted cash flows exceed the recorded value of the modified debt, and as such, the modified and new debt will be accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. The amendment fees to be paid to RBS of $9.3 million were deferred and recognized through the consolidated statement of operations using the effective interest method.

        Following the issuance of the shares of common stock, HSH and RBS are considered related parties. The fair value of the shares issued at the Closing Date are based on a Level 1 measurement of the share's price, which was $1.70 as of August 10, 2018.

  Modification and Extinguishment Accounting

        Based on the accounting analysis performed, the Company concluded that:

  (i)
  As of the Closing Date, the outstanding balance for the Credit Suisse Facility, the Credit Suisse and Sentina portions of the New Club Facility and the Eurobank portion of the Citibank—Eurobank Facility was $173.5 million, $125.6 million and $7.2 million, respectively. The present value of the cash flows under the Credit Suisse facilities and Sentina portion of the New Club Facility and Eurobank portion of the Citibank—Eurobank Facility, as amended by the debt refinancing, were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing, and, as such, were accounted for the debt refinancing as a modification. Accordingly, no gain or loss was recorded and a new effective interest rate was established based on the carrying value of the long-term loan prior to the debt refinancing becoming effective and the revised cash flows pursuant to the debt refinancing, including the fair value of the shares issued to the lender as part of the amendment fees. Total amendment fees paid in cash and shares to the Credit Suisse Facility, New Club Facility and Eurobank portion of the Citibank—Eurobank Facility were $15.1 million, $10.9 million and $0.1 million, respectively, and are deferred over the life of the facilities and recognized through the new effective interest method.

  (ii)
  The present value of the cash flows for all of the Existing Citibank facilities amounting to $152.9 million plus the Citibank—New Money amounting to $325.9 million, was substantially different from the present value of the remaining cash flows under the terms of the original instrument prior to the debt refinancing, and, as such, accounted for the debt refinancing as an extinguishment. Accordingly, we derecognized the carrying value of the prior Citibank debt facilities and recorded the refinanced debt at fair value totaling $448.2 million. Total new fees of $49.5 million were recorded directly in the consolidated statement of operations under the gain on debt extinguishment. The fair value of the new Citibank facilities was determined by the Company through an independent valuation using an issue date, risk adjusted market interest rate of 7.15% per annum, similar to the market yield for unsecured high yield bonds to the shipping companies, and considered to be a Level 2 input in the ASC 820 fair value hierarchy.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

        The outstanding principal and related exit fee payable for the Deutsche Bank Facility, the EnTrustPermal portion of the Club Facility and the ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece Facility ("Other facilities") totaling $450.8 million were extinguished with the proceeds from the Citibank—New Money amounting to $325.9 million and with corporate cash amounting to $12.0 million, resulting in a net gain on debt extinguishment of $89.3 million.

11. Related Party Transactions

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

        On August 10, 2018, the term of the Company's management agreement with the Manager was extended until December 31, 2024. The Manager agreed to apply all or some of the amount of DIL's unfulfilled obligations, if any, under the Backstop Agreement as a credit towards any fees payable by the Company to the Manager. Pursuant to the management agreement, the management fees are as follows for the years presented in the Consolidated Statements of Operations: i) a daily management fee of $850, ii) a daily vessel management fee of $425 for vessels on bareboat charter and iii) a daily vessel management fee of $850 for vessels on time charter. Additionally, the fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and the fee of 0.5% based on the contract price of any vessel bought and sold by the Manager on the Company's behalf are due to the Manager.

        Management fees in 2018 amounted to approximately $16.8 million (2017: $16.9 million, 2016: $17.1 million), which are presented under "General and administrative expenses" on the Consolidated Statements of Operations. Commissions to the Manager in 2018 amounted to approximately $5.4 million (2017: $5.3 million, 2016: $6.3 million), which are presented under "Voyage expenses" in the Consolidated Statements of Operations.

        The Company pays advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $18.0 million and $34.0 million as of December 31, 2018 and 2017, respectively.

        The Company employs its executive officers. The executive officers received an aggregate of €2.7 million ($3.2 million), €1.5 million ($1.8 million) and €1.5 million ($1.7 million) in compensation for the years ended December 31, 2018, 2017 and 2016, respectively. An amount of $0.6 million was due to executive officers and is presented under "Accounts payable" in the Consolidated Balance Sheet as of December 31, 2018.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2018, 2017 and 2016 the Company paid premiums to The Swedish Club of $3.9 million, $4.6 million and $5.6 million, respectively, which are presented under Vessel operating expenses in the Consolidated Statements of Operations. As of December 31, 2018 and 2017, the Company did not have any outstanding balance to The Swedish Club.

12. Taxes

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

        All of the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2018. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company's shareholder composition and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company's control.

13. Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 10, "Long-term Debt, net".

        Concentration of Credit Risk:    Financial instruments that are potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 14, "Operating Revenue", for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

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

        Interest Rate Swaps:    The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.7 million, $3.7 million and $4.0 million was reclassified into earnings for the years ended December 31, 2018, 2017 and 2016, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of $1.4 million, nil and $7.7 million in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2018, 2017 and 2016. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

  Fair Value of Financial Instruments

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2018		As of December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$77,275	$77,275	$66,895	$66,895
Restricted cash	—	—	$2,812	$2,812
Due from related parties	$17,970	$17,970	$34,007	$34,007
ZIM notes	$21,044	$21,044	$21,093	$21,093
Equity investment in ZIM	—	—	—	—
HMM notes	$7,847	$7,847	$13,509	$13,509
Long-term debt, including current portion	$1,666,156	$1,666,156	$2,340,778	$2,325,209

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

        The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2018 (in thousands):

	Fair Value Measurements as of December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,044	$—	$21,044	$—
HMM notes(1)	$7,847	$—	$7,847	$—

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2018 (in thousands):

	Fair Value Measurements as of December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,666,156	$—	$1,666,156	$—

        The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2017:

	Fair Value Measurements as of December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,093	$—	$21,093	$—
HMM notes(1)	$13,509	$—	$13,509	$—

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2017:

	Fair Value Measurements as of December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$2,325,209	$—	$2,325,209	$—

(1)
The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company's counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)
Long-term debt, including current portion is presented gross of deferred finance costs of $44.3 million and $11.2 million as of December 31, 2018 and December 31, 2017,

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

  respectively. The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk and does not include amounts related to the accumulated accrued interest.

        The Company's assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in millions of $)
Fixed Assets, net	$126.7	$—	$126.7	$—

        The Company recorded an impairment loss of $210.7 million on ten of its vessels as of December 31, 2018, thus reducing the vessels' carrying value at December 31, 2018 from $337.4 million to $126.7 million. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers.

14. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2018	2017	2016
CMA CGM	35%	34%	29%
HMM Korea	24%	31%	32%
YML	16%	14%	12%
Hanjin	0%	0%	10%

15. Operating Revenue by Geographic Location

        Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2018	2017	2016
Australia—Asia	$255,476	$284,302	$344,400
Europe	196,880	165,639	153,932
America	6,376	1,790	—

Total Revenue	$458,732	$451,731	$498,332

16. Commitments and Contingencies

        On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company's vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies (Continued)

Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2018 and 2017.

        There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

        See the Note 7 "Other Non-current Assets" for capital commitments related to the installation of scrubbers on certain of the Company's vessels.

17. Stock Based Compensation

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

        On September 14, 2018, the Company granted 4,182,832 shares of restricted stock to executive officers of the Company, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to the executive's continued employment with the Company as of such dates or earlier death or disability, under its 2006 Equity Compensation Plan, as amended. During 2017, no shares of common stock were granted and as of December 14, 2017, the Company cancelled the grant of 25,000 shares to employees from previous year. In settlement of the shares granted in 2014 and 2015, 17,608 shares were issued and distributed to the employees of the Manager in 2016.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Stock Based Compensation (Continued)

Payment Account during the preceding calendar year. During 2018, 2017 and 2016, none of the directors elected to receive in Company shares his compensation.

18. Stockholders' Equity

        Our largest stockholder DIL contributed $10 million to the Company in connection with the consummation of the Refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.

        Additionally, on August 10, 2018, in connection with the Refinancing, the Company issued 99,342,271 new shares of common stock to certain of the Company's lenders, which represented 47.5% of the outstanding common stock immediately after this issuance.

        On September 14, 2018, the Company granted 4,182,832 shares of restricted stock to executive officers of the Company, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to the executive's continued employment with the Company as of such dates or earlier death or disability, under its 2006 Equity Compensation Plan, as amended. These shares of restricted stock are issued and outstanding as of December 31, 2018.

        As of December 31, 2018 and December 31, 2017, the shares issued and outstanding were 213,324,455 and 109,799,352, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

        During 2017, no shares of common stock were issued. During 2016, the Company issued 17,608 shares of common stock, all of which were newly issued shares, to the employees of the Manager in partial settlement of 2015 and 2014 grants. Refer to Note 17, "Stock Based Compensation".

        During 2018, 2017 and 2016, the Company did not declare any dividends. The Company is not permitted to pay cash dividends under the terms of the Refinancing until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

        In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the 2011 bank agreement with its lenders and the January 2011 credit facilities to purchase, solely on a cashless exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants expired on January 31, 2019.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended December 31 (in thousands):

	2018	2017	2016
Numerator:
Net income/(loss)	$(32,936)	$83,905	$(366,195)
Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	148,719.7	109,824.3	109,801.6

        The warrants issued and outstanding amounting to 15,000,000 were excluded from the diluted earnings/(loss) per share for the years ended December 31, 2018, 2017 and 2016, because they were antidilutive. The unvested restricted shares were also excluded from the diluted earnings/(loss) per share for the year ended December 31, 2018, because they were antidilutive.

        Basic and diluted earnings per share amount related to the gain on debt extinguishment of $116.4 million recorded on the Refinancing (see Note 10) are $0.78.