Form 20-F
period 2019-12-31
Danaos Corp
filed 2020-02-27
CIK 1369241

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
14 Akti Kondyli
185 45 Piraeus
Greece
Telephone: +30 210 419 6480
Facsimile: +30 210 419 6489
(Name, Address, Telephone Number and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	DAC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

As of December 31, 2019, there were 24,789,312 shares of the registrant's common stock outstanding.

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

        All data regarding our fleet and the terms of our charters is as of February 27, 2020, unless otherwise indicated. As of February 27, 2020, we owned 56 containerships aggregating 336,242 TEU in capacity, including the 8,626 TEU vessel Niledutch Lion built in 2008 contracted and delivered to us in January 2020. In October 2019, we entered into an agreement to acquire a 8,463 TEU containership built in 2005 and on February 21, 2020 we entered into an agreement to acquire a 8,533 TEU containership built in 2005, each with expected delivery to us by the end of May 2020. Gemini Shipholdings Corporation ("Gemini"), a Marshall Islands company incorporated in August 2015 and beneficially owned 49% by Danaos Corporation and 51% by Virage International Ltd. ("Virage"), a company controlled by Danaos Corporation's largest stockholder, owned an additional five containerships of 32,531 TEU aggregate capacity as of February 27, 2020. We do not consolidate Gemini's results of operations and account for our minority equity interest in Gemini under the equity method of accounting. See "Item 4. Information on the Company—Business Overview—Our Fleet".

        On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in this annual report give effect to this reverse stock split.

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Consolidated Financial Data

        The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2019. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Danaos Corporation as of December 31, 2019 and 2018 and each of the three years ended December 31, 2019 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP", and have been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our selected consolidated financial data as of December 31, 2017, 2016 and 2015 and for each of the two years ended December 31, 2016 is derived from our consolidated financial statements not included herein.

        Our audited consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and the consolidated balance sheets at December 31, 2019 and 2018, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$447,244	$458,732	$451,731	$498,332	$567,936
Voyage expenses	(11,593)	(12,207)	(12,587)	(13,925)	(12,284)
Vessel operating expenses	(102,502)	(104,604)	(106,999)	(109,384)	(112,736)
Depreciation	(96,505)	(107,757)	(115,228)	(129,045)	(131,783)
Amortization of deferred drydocking and special survey costs	(8,733)	(9,237)	(6,748)	(5,528)	(3,845)
Impairment loss	—	(210,715)	—	(415,118)	(41,080)
Bad debt expense	—	—	—	(15,834)	—
General and administrative expenses	(26,837)	(26,334)	(22,672)	(22,105)	(21,831)
Gain/(loss) on sale of vessels	—	—	—	(36)	—

Income/(loss) from operations	201,074	(12,122)	187,497	(212,643)	244,377

Interest income	6,414	5,781	5,576	4,682	3,419
Interest expense	(72,069)	(85,706)	(86,556)	(82,966)	(84,435)
Other finance expenses	(2,702)	(3,026)	(4,126)	(4,932)	(4,658)
Equity income/(loss) on investments	1,602	1,365	965	(16,252)	(1,941)
Gain on debt extinguishment	—	116,365	—	—	—
Other income/(expenses), net	556	(50,456)	(15,757)	(41,602)	111
Unrealized and realized losses on derivatives	(3,622)	(5,137)	(3,694)	(12,482)	(39,857)

Total other expenses, net	(69,821)	(20,814)	(103,592)	(153,552)	(127,361)

Net income/(loss)	$131,253	$(32,936)	$83,905	$(366,195)	$117,016

PER SHARE DATA(1)
Basic earnings/(loss) per share of common stock	$8.29	$(3.10)	$10.70	$(46.69)	$14.92
Diluted earnings/(loss) per share of common stock	$8.09	$(3.10)	$10.70	$(46.69)	$14.92
Basic weighted average number of shares (in thousands)	15,835	10,623	7,845	7,843	7,842
Diluted weighted average number of shares (in thousands)	16,221	10,623	7,845	7,843	7,842
Dividends declared per share	—	—	—	—	—
CASH FLOW DATA
Net cash provided by operating activities	$219,878	$164,686	$181,073	$261,967	$271,676
Net cash provided by/(used in) investing activities	(21,360)	(8,250)	1,758	(9,379)	(13,292)
Net cash used in financing activities(2)	(136,623)	(148,868)	(189,653)	(251,130)	(243,867)
Net increase/(decrease) in cash, cash equivalents and restricted cash(2)	61,895	7,568	(6,822)	1,458	14,517

	Year Ended December 31,
	2019	2018	2017	2016	2015
	In thousands, except per share amounts and other data
BALANCE SHEET DATA (at year end)
Total current assets	$190,386	$119,750	$125,999	$135,954	$127,570
Total assets	2,683,019	2,679,842	2,986,396	3,127,064	3,662,121
Total current liabilities, including current portion of long-term debt and leaseback obligation	223,080	222,701	2,379,839	2,566,281	312,145
Current portion of long-term debt	119,673	113,777	2,329,601	2,504,932	269,979
Current portion of long-term leaseback obligation	16,342	—	—	—	—
Long-term debt, net of current portion	1,270,663	1,508,108	—	—	2,470,417
Long-term leaseback obligation, net of current portion	121,872	—	—	—	—
Other long-term liabilities	185,714	258,180	57,852	73,070	37,645
Total stockholders' equity	$881,690	$690,853	$548,705	$487,713	$841,914
Common stock shares outstanding (in thousands)(1)	24,789	15,237	7,843	7,843	7,842
Common stock at par value(1)	248	152	78	78	78
OTHER DATA
Number of vessels at period end	55	55	55	55	56
TEU capacity at period end	327,616	327,616	327,616	329,588	334,239
Ownership days	20,075	20,075	20,075	20,138	20,440
Operating days	19,736	19,424	19,345	19,057	20,239

(1)
Basic and diluted earnings per share, basic and diluted weighted average number of shares, common stock shares outstanding and common stock at par value give retroactive effect to the 1-for-14 reverse stock split effected on May 2, 2019 for all periods presented.

(2)
The comparative figures presented give effect to a retrospective application of the change in accounting principle for presenting of the change in restricted cash balance from net cash used in financing activities to the increase/(decrease) in cash, cash equivalents and restricted cash as per Accounting Standards Update No. 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which resulted in an increase in net cash used in financing activities and a corresponding change in cash, cash equivalents and restricted cash by $6 thousand for the year ended December 31, 2015.

Capitalization and Indebtedness

        The table below sets forth our consolidated capitalization as of December 31, 2019:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect, in the period from January 1, 2020 to February 27, 2020, scheduled debt repayments of $35.2 million, of which $29.3 million relates to our term loan credit facilities entered into in 2018 (the "2018 Credit Facilities"), $3.4 million relates to our Sinosure-CEXIM-Citibank-ABN Amro credit facility and $2.5 million related to our leaseback obligations.

        Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2020 and February 27, 2020.

	As of December 31, 2019
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)(2)	$1,582,020	$1,546,840
Stockholders' equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 24,789,312 shares issued and outstanding; actual and as adjusted(3)	248	248
Additional paid-in capital	785,274	785,274
Accumulated other comprehensive loss	(116,934)	(116,934)
Retained earnings	213,102	213,102

Total stockholders' equity	881,690	881,690

Total capitalization	$2,463,710	$2,428,530

(1)
Total debt includes $1,443.8 million of long-term debt ($1,411.1 million, as adjusted) and $138.2 million ($135.7 million, as adjusted) of long-term leaseback obligations. Long-term debt excludes accumulated accrued interest of $190.7 million outstanding as of December 31, 2019. All of our indebtedness is secured and guaranteed by the Company. See Note 10 "Long-Term Debt, net" to our consolidated financial statements included elsewhere in this report.

(2)
Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $20.0 million and $33.5 million, respectively.

(3)
Actual and as adjusted issued and outstanding common stock include 216,276 shares of restricted stock, which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

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

        The downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, including the large liner companies to which we charter our vessels, and has adversely affected our business. The containership market has generally remained weak since declining sharply in 2008 and 2009 and, despite improving modestly, for periods in recent years, remains at depressed levels. The benchmark rates have declined in all quoted size sectors, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008, at $9,000 at the end of 2018 and $13,600 at the end of 2019. The weak charter rates are due to various factors, including the level of global trade, including exports from China to Europe and the United States, and increases in containership capacity. The depressed containership market has affected the major liner companies which charter our vessels, including Hanjin Shipping which cancelled long-term charters for eight of our vessels after it filed for court receivership in September 2016 and Hyundai Merchant Marine ("HMM") with which we agreed to charter modifications in July 2016. Other liner companies have also reported large losses in recent years, including some of our charterers. The weakness in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. In 2017 and 2018, as a result mainly of the cancellation of eight charters for our vessels with Hanjin Shipping, we were in breach of covenants in our financing arrangements and had to refinance our indebtedness in a transaction that, among other things, reduced the principal amount of debt outstanding, extended maturities and involved the issuance of a substantial number of shares of our common stock to our lenders. The extended period of weakness in the containership charter market may continue to have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, additional charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults. This significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations, or to refinance our debt, and adversely affect our results of operations and financial condition.

We may have difficulty securing profitable employment for our vessels in the currently depressed containership market.

        Of our 56 vessels, as of February 27, 2020, 28 are employed on time charters expiring in 2020. Given the current state of the containership charter market, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow, including cash available to pay dividends, if any, to our stockholders, will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Each of our 56 containerships are currently employed under time or bareboat charters with fourteen liner companies, with 87% of our revenues in 2019 generated from five such companies. We could lose a charterer or the benefits of a time charter if:

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

        If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-supervised restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends, if any, to our stockholders, as well as our ability to comply with the covenants and refinance our credit facilities. In such an event, we could be unable to service our debt and other obligations.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect us.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, Hyundai Merchant Marine, Yang Ming, Hapag Lloyd and ZIM have represented substantial amounts of our revenue. In 2019, approximately 87% of our operating revenues were generated by five customers and in 2018, approximately 88% of our operating revenues were derived from these five customers. As of February 27, 2020, we have charters for sixteen of our vessels with CMA CGM, for six of our vessels with MSC, for six of our vessels with ZIM, for five of our vessels with Hyundai, for five of our vessels with Yang Ming, for five of our vessels with Evergreen, for four of our vessels with Hapag Lloyd, for two of our vessels with Cosco, for two of our vessels with OOCL, for one of our vessels with Maersk, for one of our vessels with KMTC, for one of our vessels with SITC, for one of our vessels with Niledutch, for one of our vessels with Samudera and for one of our vessels with ONE. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. Some of these liner companies have publicly acknowledged the financial difficulties facing them and reported substantial losses in prior years. In 2016 Hanjin Shipping, from which 10% and 17% of our revenues in 2016 and 2015, respectively, were generated, cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to charter rate reductions under the charters for 13 of our vessels with HMM, from which 24% of our revenues were generated in 2019, 24% in 2018 and 31% in 2017. ZIM's 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, including cash available for dividends, if any, to our stockholders, and financial condition could be adversely affected.

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

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, and in 2008 and 2009 the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Containership charter rates have since generally remained weak, with brief periods of limited improvement and subsequent declines, remain well below long-term averages and could remain at depressed levels for an extended period. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy, including due to events such as the coronavirus outbreak, and disruptions in the credit markets may continue to reduce demand for products shipped in containers and, in turn, containership capacity.

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

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 27, 2020, the charters for twenty-eight of our vessels expire in 2020. If the charter market, which currently remains at low levels, is depressed when our vessels' charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Containership charter rates and vessel values may affect our ability to comply with various financial and collateral covenants in our credit facilities.

        Our credit facilities, which are secured by, among other things, mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants. Low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to financial pressure on these liner companies from weak demand for the seaborne transport of containerized cargo or otherwise, may adversely affect our ability to comply with these covenants. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. As a result of depressed containership market conditions, and the cancellation of eight of our charters by Hanjin Shipping in conjunction with its 2016 filing for bankruptcy court protection, we were in breach of the financial covenants in our prior financing arrangements that were refinanced and replaced by our 2018 Credit Facilities.

        Our 2018 Credit Facilities and leaseback arrangements contain financial covenants with which we were in compliance as of December 31, 2019 and that require us to maintain:

  •
  minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter;

  •
  minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter;

  •
  minimum liquidity of $30 million throughout the term thereof;

  •
  maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter;

  •
  minimum interest coverage ratio of 2.50x throughout the term thereof; and

  •
  minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

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

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities or to pay dividends on our common stock and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

        We have aggregate principal amount of indebtedness, including leaseback obligations, outstanding of approximately $1.6 billion, as of December 31, 2019. We may seek to incur substantial additional indebtedness, as market conditions warrant, to grow our fleet to the extent that we are able to obtain such financing, such as under the credit facility we expect to enter into to finance a portion of the acquisition prices of certain of our recently acquired containerships. This level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

  •
  we will need to use a substantial portion of our free cash from operations, as required under the terms of our 2018 Credit Facilities and leaseback arrangements, to make principal and interest payments on our debt, reducing the funds that would otherwise be available for future business opportunities and, if permitted by our credit facilities and reinstated by our board of directors, dividends to our stockholders;

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

        In addition, we do not have any additional amounts available for borrowing under our existing credit facilities. Accordingly, we are dependent on our cash flows from operations to meet our operating expenses and debt service obligations. If we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, or if our existing financing arrangements do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our credit facilities. Our financing arrangements also impose operating and financial restrictions on us that may limit our ability to take certain actions, including the incurrence of additional indebtedness by exiting subsidiaries, creating liens on our existing assets and selling capital stock of our existing subsidiaries.

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

Disruptions in world financial markets and the resulting governmental action could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

        The global economy has generally improved recently but remains subject to significant downside economic risks, as well as geopolitical risks, the emergence of populist and protectionist political movements in advanced economies and extraordinary events such as the ongoing coronavirus outbreak, which may negatively impact global economic growth, disrupt financial markets, and may lead to weaker consumer demand. A slowdown in the global economy may result in a decrease in worldwide demand for products transported by containerships. These issues, along with the re-pricing of credit risk and the difficulties being experienced by some financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of past disruptions in the credit markets, the cost of obtaining bank financing in the shipping industry has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

        In addition, as a result of the economic situation in Greece, which has been slowly recovering from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece's political and economic stability, which may adversely affect our operations and those of our manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our manager located in Greece.

If global economic conditions weaken, particularly in Europe and in the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

        Global economic conditions impact worldwide demand for various goods and, thus, container shipping. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world's fastest growing economies in recent years, can have a significant impact on the demand for container shipping. However, if China's pace of growth declines, as recent reports indicate may be occurring, and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, or "EU", and thus, may negatively impact container shipping demand. For example, the introduction of tariffs on selected imported goods mainly from Asia has provoked retaliatory measures from the affected countries, including China, which may create impediments to trade. Risks remaining from the recent recovery in Europe, including the possibility of sovereign debt defaults by EU member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for two of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

        In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

        The U.S. president was elected on a platform promoting trade protectionism and has instituted large tariffs on a wide variety of goods, including from China, which has led to retaliatory tariffs from leaders of other countries including China. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.

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

        Any new or increased trade barriers or restrictions on trade would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow, including cash available for dividends, if any, to our stockholders, and our ability to service or refinance our debt.

Demand for the seaborne transport of products in containers has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

        Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remains below the levels experienced before the global economic crisis of 2008 and 2009. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased. Approximately 6% of the world containership fleet was estimated to be out of service at the end of 2019, which was below the 12% high of December 2009 but up slightly from 2.5% at the end of 2018. It is estimated that approximately 3.3% of the increase is due to retrofitting sulfur oxide, or "SOx", exhaust gas cleaning systems, or "scrubbers", at the end of 2019 compared to 2018. Moreover, newbuilding containerships with an aggregate capacity of approximately 2.5 million TEUs, representing approximately 10.6% of the existing global fleet capacity at the end of 2019, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in 2019 and other recent years, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers and cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.

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

        While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2019 newbuilding containerships with an aggregate capacity of approximately 2.5 million TEUs were under construction, representing approximately 10.6% of the existing global fleet capacity, and a higher percentage of large containerships. The size of the orderbook is large relative to historic levels and, notwithstanding that some orders may be cancelled or delayed, will likely result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, which continued liner company consolidation may accentuate, could exacerbate the weakness in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all. As of February 27, 2020, the charters for twenty-eight of our vessels expire in 2020.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

        One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, such as the vessel we acquired in January 2020 and the vessel we agreed to acquire in October 2019 for each of which we have secured two-year time charters. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, in light of the downturn in the containership charter market, other containership owners have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

        The delivery of any secondhand containership we may agree to acquire, such as our two contracted containerships we currently expect to take delivery of by the end of May 2020, could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and enable us to make dividend payments on our common stock, if any.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries and our equity investment in Gemini. As a result, our ability to pay our contractual obligations and, if permitted under loan agreements and reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by our financing arrangements, a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. Our 2018 Credit Facilities permit our subsidiaries to distribute funds to us only pursuant to intra-company loans on certain specified terms, and not through dividend payments to us. If we are unable to obtain funds from our subsidiaries, even if we were permitted to make dividend payments under our loan agreements, our board of directors may exercise its discretion not to declare or pay dividends. If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

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

        Maintenance capital expenditures include capital expenditures associated with modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our existing fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards. Significant capital expenditures, including to maintain the operating capacity of our fleet, may reduce the cash available for other purposes including the payment of dividends on our common stock, if any.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

        We have no remaining borrowing availability under our existing credit facilities. We intend, however, to borrow against vessels we may acquire in the future as part of our growth plan, including the vessel we acquired in January 2020 and the vessels we recently agreed to acquire in connection with which we expect to enter into a credit facility to finance a portion of the acquisition cost. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to volatility in LIBOR.

        Loans advanced under our credit facilities are, generally, advanced at a floating rate based on LIBOR, which has increased in recent years, before again declining more recently, after a long period of stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates were at historically low levels for an extended period of time and may continue to increase from these low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

        As of December 31, 2019, we did not have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Any hedging strategies we choose to employ, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Unless we satisfy the requirements to qualify for hedge accounting for interest rate swaps and any other derivative instruments, we would recognize all fluctuations in the fair value of any such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2019, we incurred approximately 26.4% of our vessels' expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

        Although containership charter rates and vessel values currently are at low levels, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth efforts.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management, or "BWM". Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or "MARPOL", which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or "BWM Convention", of the International Maritime Organization, or "IMO", which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. (Please read "Item 4B. Business Overview—Regulation" for more information on the regulations applicable to our vessels.) For instance, to address the lower sulfur cap we have agreed to install scrubbers on nine of our vessels, for an aggregate estimated cost of $37.2 million. Additionally, the increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers, although our charterers are responsible for the cost of fuel for vessels while under time or bareboat charter on which all of our vessels are currently deployed, and impact the charter rate charterers are willing to pay for vessels without scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

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

        The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the "ISM Code". The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System," or "SMS", that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

        In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our former vessels, the Henry (ex CMA CGM Passiflore), in Long Beach, California, our manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed, among other things, to develop and implement an approved third party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

Climate change and greenhouse gas restrictions may adversely impact our operations.

        Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

        In 2019, 2018 and 2017, no vessels operated by us made any calls to ports in Cuba, Iran, Syria or Sudan. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

        We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the "FCPA". We are subject, however, to the risk that persons and entities whom we engage or their agents may take actions that are determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities, (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property (except where such cover is provided in the hull and machinery policy), pollution arising from oil or other substances and salvage, towing and other related costs and (iv) loss of hire insurance for the vessels Hyundai Honour and Hyundai Respect.

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

        In addition, we do not currently carry loss of hire insurance other than for the vessels Hyundai Honour and Hyundai Respect to satisfy the requirements of our sale and leaseback agreement. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, to our stockholders.

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

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being "in class" by Lloyd's Register of

Shipping, Bureau Veritas, NKK, Det Norske Veritas & Germanischer Lloyd, the Korean Register of Shipping and the American Bureau of Shipping.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 56 containerships had an average age (weighted by TEU capacity) of approximately 11.4 years as of February 27, 2020, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

        The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea, or "SOLAS", and all vessels must be awarded ISM certification.

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

        Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of our credit facilities, Dr. Coustas ceasing to serve as our Chief Executive Officer and a director of our Company, would give rise to the lenders being able to require us to repay in full debt outstanding under such agreements. If these certain individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006 and may continue to do so as a result of many factors, including future share issuances, sales of shares by existing stockholders, our actual results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broader market fluctuations.

        If the market price of our common stock again declines below $5.00 per share our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand. In addition, certain institutional investors are restricted from investing in shares priced below $5.00, which may reduce demand for our shares and could also lead to sales of shares creating downward pressure on and increased volatility in the market price of our common stock.

We may not pay dividends on our common stock.

        Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under our credit facilities, we are permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial covenants applicable to the obligors thereunder. In addition, we are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. We have not paid dividends since 2008. We cannot assure you that we will pay dividends in the foreseeable future.

Future issuances of equity and equity related securities may result in significant dilution and could adversely affect the market price of our common stock.

        As part of the 2018 Refinancing, we issued 7,095,877 shares of common stock to lenders under our credit facilities, which represented 47.5% of our issued and outstanding shares of common stock immediately after giving effect to such issuance. In addition, as part of the 2018 Refinancing agreements, in December 2019, we completed the sale of 9,418,080 shares of common stock in an underwritten public offering raising aggregate proceeds, net of underwriting discounts, of $54.4 million.

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

        If our stockholders, in particular our affiliates and significant stockholders, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. In addition, sales of these shares of common stock could impair our ability to raise capital in the future. We have filed shelf registration statements with the SEC registering under the Securities Act an aggregate of 13,397,488 outstanding shares of our common stock for resale on behalf of existing stockholders, including our executive officers and directors, and granted registration rights in respect of additional shares of our common stock. In the aggregate, these shares represent a majority of our outstanding shares of common stock. These shares may be resold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. We cannot predict the timing or amount of future sales of these shares of common stock, or the perception that such sales could occur, which may adversely affect prevailing market prices for our common stock.

Certain of our major stockholders will have significant influence over certain matters and may have interests that are different from the interests of our other stockholders.

        Certain of our major stockholders may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, Danaos Investment Limited as Trustee of the 883 Trust ("DIL"), which is affiliated with our Chief Executive Officer, owns approximately 31.2% of our outstanding shares of common stock. In addition, certain of our lenders own a considerable amount of our outstanding common stock as described in "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders". There may be real or apparent conflicts of interest with respect to matters affecting such stockholders and their affiliates whose interests in some circumstances may be adverse to our interests.

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

Anti-takeover provisions in our organizational documents, as well as terms of our 2018 Credit Facilities, could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

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

        In addition, our respective lenders under our 2018 Credit Facilities are entitled to require us to repay in full amounts outstanding under such credit facilities, if: (i) Dr. Coustas ceases to be both the Company's Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company's outstanding capital stock or to beneficially own at least 15% and one share of the Company's outstanding capital stock, or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company's outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the 2018 Refinancing) or (y) controls the Company.

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

        While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2019. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.    Information on the Company

History and Development of the Company

        Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world's largest liner companies. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping Company Limited, or Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 56 containerships aggregating 336,242 TEU comprising our fleet as of February 27, 2020, including the 8,626 TEU vessel Niledutch Lion built in 2008 contracted and delivered to us in January 2020. In October 2019, we entered into an agreement to acquire a 8,463 TEU containership built in 2005 and in February 2020, we entered into an agreement to acquire a 8,533 TEU built in 2005, each with expected delivery to us by the end of May 2020. In 2015, we formed a joint venture, Gemini Shipholdings Corporation, in which we have 49% minority equity interest, with our largest stockholder, DIL, to acquire, own and operate containerships. As of February 27, 2020, Gemini had acquired a fleet of five containerships aggregating 32,531 TEU in capacity.

        In October 2006, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In August 2010, we completed a sale of 3,861,004 shares of common stock for $200 million, in August 2018 we issued 7,095,877 shares of common stock to our lenders in connection with the 2018 Refinancing and in December 2019, we completed the sale of 9,418,080 shares of common stock in the public offering for aggregate gross proceeds of $56.5 million. See "Item 5. Operating and Financial Review and Prospects—2018 Refinancing."

        Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and the Republic of the Marshall Islands, all of which are wholly-owned by us and either directly or indirectly owns the vessels in our fleet. A list of our active subsidiaries as of February 27, 2020, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

        Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of February 27, 2020, we had a fleet of 61 containerships aggregating 368,773 TEUs, including five containerships of 32,531 TEU aggregate capacity owned by Gemini in which we have a 49% minority equity interest, making us among the largest containership charter owners in the world, based on total TEU capacity. In January 2020, we acquired a 8,626 TEU containership. In addition, in October 2019, we entered into an agreement to acquire a 8,463 TEU containership built in 2005 for $25 million and in February 2020 we entered into an agreement to acquire a 8,533 TEU containership built in 2005 for $23.6 million, each with expected delivery to us by the end of May 2020.

        Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 27, 2020, these customers included CMA-CGM, Hyundai Merchant Marine, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, Evergreen, KMTC, SITC, Niledutch, Samudera and ONE; and for Gemini, MSC, CMA-CGM, Hapag Lloyd and TS Lines.

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

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 27, 2020, our containership fleet was comprised of fifty-two containerships deployed on time charters, twenty-eight of which are scheduled to expire in 2020, and four containerships deployed on bareboat charters. The average age (weighted by TEU) of the 56 vessels in our containership fleet was approximately 11.4 years as of February 27, 2020. As of February 27, 2020, the average remaining duration of the charters for our containership fleet was 3.9 years (weighted by aggregate contracted charter hire).

  Characteristics

        The table below provides additional information, as of February 27, 2020, about our fleet of 56 cellular containerships, our two contracted vessels and the five cellular containerships owned by Gemini, in which we have a 49% equity interest.

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
MSC Ambition	2012	13,100	June 2024	HMM	T/C	May 2020(6)	$59,418
					T/C	June 2024	$64,918	+3 years at $60,418
Maersk Exeter	2012	13,100	June 2024	HMM	T/C	May 2020(6)	$59,418
					T/C	June 2024	$64,918	+3 years at $60,418
Maersk Enping	2012	13,100	May 2024	HMM	T/C	April 2020(6)	$59,418
					T/C	May 2024	$64,918	+3 years at $60,418
Hyundai Respect(13)	2012	13,100	March 2024	HMM	B/B	April 2020(6)	$52,449
					B/B(5)	May 2020	$57,949
					T/C	March 2024	$64,918	+3 years at $60,418
Hyundai Honour(13)	2012	13,100	February 2024	HMM	B/B	Jan. 2020(6)	$52,449
					B/B(5)	May 2020	$57,949
					T/C	February 2024	$64,918	+3 years at $60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	T/C	April 2022	$27,750	+4 months at $27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Le Havre	2006	9,580	March 2023	MSC	T/C	March 2023(8)	$23,000	+4 months at $23,000
Pusan C	2006	9,580	March 2023	MSC	T/C	March 2023(8)	$23,000	+4 months at $23,000
CMA CGM Melisande	2012	8,530	May 2024	CMA CGM	T/C	November 2023	$43,000
					T/C	May 2024	at market(7)	+6 months at market(7)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	T/C	April 2023	$43,000
					T/C	October 2023	at market(7)	+6 months at market(7)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	T/C	May 2023	$43,000
					T/C	November 2023	at market(7)	+6 months at market(7)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	T/C	July 2023	$43,000
					T/C	January 2024	at market(7)	+6 months at market(7)

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	T/C	September 2023	$43,000
					T/C	March 2024	at market(7)	+6 months at market(7)
America	2004	8,468	February 2023	MSC	T/C	February 2023	$22,000	+4 months at $22,000
Europe	2004	8,468	April 2023	MSC	T/C	April 2023(8)	$22,000	+4 months at $22,000
Niledutch Lion	2008	8,626	February 2022	Niledutch	T/C	February 2022	$28,000	+3 months at $28,000
CMA CGM Moliere	2009	6,500	February 2022	CMA CGM	T/C	August 2021	$34,350
					T/C	February 2022	at market(7)	+6 months at market(7)
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	T/C	February 2022	$34,350
					T/C	August 2022	at market(7)	+6 months at market(7)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	T/C	April 2022	$34,350
					T/C	October 2022	at market(7)	+6 months at market(7)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	T/C	June 2022	$34,350
					T/C	December 2022	at market(7)	+6 months at market(7)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	T/C	July 2022	$34,350
					T/C	January 2023	at market(7)	+6 months at market(7)
YM Mandate	2010	6,500	January 2028	Yang Ming	B/B	January 2028	$26,890	+8 months at $26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	B/B	April 2028	$26,890	+8 months at $26,890
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	T/C	January 2023	$20,000	+3 months at $20,000
								+12 months at $21,500
Performance	2002	6,402	May 2020	OOCL	T/C	May 2020	$22,000	up to July 2020 at $22,000
ZIM Rio Grande	2008	4,253	May 2020	ZIM	T/C	May 2020	$13,700	+3 months at $13,700
ZIM Sao Paolo	2008	4,253	August 2020	ZIM	T/C	August 2020	$13,700	+3 months at $13,700
ZIM Kingston	2008	4,253	September 2020	ZIM	T/C	September 2020	$13,700	+3 months at $13,700
ZIM Monaco	2009	4,253	November 2020	ZIM	T/C	November 2020	$13,700	+3 months at $13,700
ZIM Dalian	2009	4,253	February 2021	ZIM	T/C	February 2021	$13,700	+3 months at $13,700
ZIM Luanda	2009	4,253	May 2021	ZIM	T/C	May 2021	$13,700	+3 months at $13,700
Seattle C	2007	4,253	February 2020	KMTC	T/C	February 2020	$14,000
YM Vancouver	2007	4,253	April 2020	Yang Ming	T/C	April 2020	$14,600	+3 months at $14,600
Derby D	2004	4,253	May 2020	CMA CGM	T/C	May 2020	$9,200	+2 months at $9,200
ANL Tongala	2004	4,253	May 2020	CMA CGM	T/C	May 2020	$9,200	+2 months at $9,200
Dimitris C	2001	3,430	June 2020	CMA CGM	T/C	June 2020	$9,500	+3 months at $9,500
								+4.5 up to 6 months at $10,500
Express Argentina	2010	3,400	May 2020	Maersk	T/C	May 2020	$9,000	+4 months at $9,000
Express Brazil	2010	3,400	September 2020	CMA CGM	T/C	September 2020	$10,600	+3 months at $10,600
Express France	2010	3,400	October 2020	CMA CGM	T/C	October 2020	$10,600	+3 months at $10,600
Express Spain	2011	3,400	March 2020	Cosco	T/C	March 2020	$10,500	+1.5 months at $10,500
Express Black Sea	2011	3,400	November 2020	CMA CGM	T/C	November 2020	$11,000	+3 months at $11,000
Singapore	2004	3,314	March 2020	OOCL	T/C	March 2020	$11,000	+1 month at $11,000
Colombo	2004	3,314	August 2020	MSC	T/C	March 2020	$8,250
					T/C	August 2020	$9,100	+2 months at $9,100
MSC Zebra	2001	2,602	September 2020	MSC	T/C	September 2020	$9,500
Danae C	2001	2,524	March 2020	Hapag Lloyd	T/C	March 2020	$9,000	+11 months at $9,000
Amalia C	1998	2,452	June 2020	Yang Ming	T/C	March 2020	$10,100
					T/C	June 2020	$9,100	+2 months at $9,100
Vladivostok	1997	2,200	March 2020	SITC	T/C	March 2020	$8,000	+1.5 month at $8,000
Stride	1997	2,200	April 2020	Evergreen	T/C	April 2020	$10,000	+3 months at $10,000
Sprinter	1997	2,200	July 2020	Evergreen	T/C	March 2020	$9,100
					T/C	July 2020	$8,000	+3 months at $8,000
Future	1997	2,200	June 2020	Evergreen	T/C	June 2020	$9,200	+3 months at $9,200
Advance	1997	2,200	April 2020	Evergreen	T/C	April 2020	$10,000	+3 months at $10,000
Bridge	1998	2,200	September 2020	Samudera	T/C	September 2020	$9,150	+2 months at $9,150
Highway	1998	2,200	March 2020	Cosco	T/C	March 2020	$10,000	+1 month at $10,000
Progress C	1998	2,200	July 2020	Evergreen	T/C	March 2020	$9,100
					T/C	July 2020	$8,000	+3 months at $8,000

Contracted Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
Conti Champion(9)	2005	8,463	March 2022	ONE	T/C	March 2022	$24,000	+4 months at $24,000
SM Charleston(10)	2005	8,533	—	—	—	—	—	—

Gemini Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
Belita(11)	2006	8,533	September 2021	CMA CGM	T/C	September 2021	$25,000	+4 months at $25,000
Catherine C(11)	2001	6,422	January 2023	MSC	T/C	January 2023	$18,000	+4 months at $18,000
Leo C(11)	2002	6,422	September 2022	MSC	T/C	September 2022	$18,000	+4 months at $18,000
Suez Canal(11)(12)	2002	5,610	April 2020	TS Lines	T/C	April 2020	$16,250	+4 months at $16,250
Genoa(11)(12)	2002	5,544	August 2020	Hapag Lloyd	T/C	August 2020	$17,000	+3 months at $17,000

(1)
Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the "Extension Options" column.

(2)
"T/C" stands for "Time Charter" and "B/B" stands for "Bareboat Charter".

(3)
Gross charter rate, which does not include charter commissions.

(4)
At the option of the charterer.

(5)
Bareboat charter arrangement for vessels "Hyundai Honour" and "Hyundai Respect" through May 2020 after which the charters revert back to time charter. Charterers have the option to revert to time charter status earlier than these dates.

(6)
Increased charter rate applies from date of scrubber installation, which is currently expected to be from the date indicated in the table and onwards; however, final scrubber installation date may vary.

(7)
Daily charter rate for last six months of the contractual charter term will be the prevailing market rate at that time.

(8)
Charter period post scrubber installation to be 3 years. Current expectation on completion of scrubber installation and charter commencement is: (i) in March 2020 for Pusan C, (ii) in March 2020 for Le Havre and (iii) in April 2020 for Europe. Final scrubber installation completion date may vary.

(9)
Vessel not yet delivered, expected delivery is between March 1, 2020 and May 31, 2020. Current expectation on charter commencement was assumed to be in April 2020. Final delivery date may vary.

(10)
We have agreed to acquire this vessel with expected delivery to us by the end of May 2020.

(11)
Vessels acquired by Gemini, in which Danaos holds a 49% equity interest

(12)
A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

(13)
A subsidiary of Danaos holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

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

  Charterers

        As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 27, 2020, our diverse group of customers in the containership sector included CMA CGM, Hyundai Merchant Marine, MSC, Yang Ming, Hapag Lloyd, ZIM, OOCL, Maersk, COSCO, Evergreen, Niledutch, KMTC, SITC, Samudera and ONE. Gemini has chartered its containerships to MSC, CMA-CGM, Hapag Lloyd and TS Lines.

        The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2020 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

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

        Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose current term expires at the end of 2024. For 2020 our manager will receive the following fees which are fixed at these levels through the remaining term of the agreement: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

  Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime, Seaspan Corporation and Costamare Inc. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system in the past years, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest in such entities after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities may continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

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

Crewing and Employees

        Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping until April 30, 2015. As of December 31, 2019, 1,148 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed 144 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew relating expenses. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

        The following table lists the next drydockings scheduled for the vessels in our current containership fleet for the next years:

	2020	2021	2022	2023	2024
Number of vessels	13	4	12	10	8

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

        Dr. John Coustas, our chief executive officer, is the Vice Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance.

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

        We carried a minimum loss of hire coverage with respect to the America and the Europe, to cover standard requirements of KEXIM until the repayment of our loan in 2016. We also carried minimum loss of hire coverage for the Pusan and Le Havre until mid-2018, to cover standard requirements of KEXIM and ABN Amro, the banks that provided financing for our acquisition of these vessels. We carry a minimum loss of hire coverage with respect to the vessels Hyundai Honour and Hyundai Respect, to cover standard requirements of our sale and leaseback agreement. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and BWM. These laws and regulations include OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the U.S. Clean Water Act, MARPOL, regulations adopted by the IMO and the EU, various volatile organic compound air emission requirements and various SOLAS amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. Because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of some of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

  Environmental Regulation—International Maritime Organization

        Our vessels are subject to standards imposed by the IMO (the United Nations agency for maritime safety and the prevention of pollution by ships). The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. For example, Annex III of MARPOL, regulates the transportation of marine pollutants, and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

        In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on SOx and nitrogen oxide ("NOx") emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI, effective July 2010, set progressively stricter regulations to control SOx and NOx emissions from ships, which present both environmental and health risks. These amendments provided for a progressive reduction in SOx emissions from ships, with a global cap of 0.5% on sulfur in marine fuel used by vessels without scrubbers (reduced from 3.50%) effective from January 1, 2020. Vessels with scrubbers may use fuel with a maximum sulfur content of 3.5%. The Annex VI amendments have also established tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by the IMO's Marine Environment Protection Committee ("MEPC") as Emission Control Areas ("ECAs"). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with "non-identical" engines, or install an "additional" engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

        The operation of our vessels is also affected by the requirements set forth in the ISM Code, which was adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a SMS. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels or result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage ("the Bunker Convention"), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. Our entire fleet has been issued a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention. In jurisdictions where the Bunkers Convention has not been adopted, such as the United States, various legislative schemes or common law govern, and liability is either strict or imposed on the basis of fault.

  Environmental Regulation—The U.S. Oil Pollution Act of 1990

        OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. It applies to discharges of any oil from a vessel, including discharges of fuel oil and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States' territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or "bunkers") in our vessels, making our vessels subject to the OPA requirements.

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

        OPA liability is limited to the greater of $1,200 per gross ton or $997,100 for non-tank vessels, subject to periodic adjustment by the U.S. Coast Guard ("USCG"). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, self-insurance, or guaranty, and an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by providing a financial guaranty in the required amount.

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

  Environmental Regulation—The Clean Water Act

        The U.S. Clean Water Act (the "CWA"), prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency ("EPA") regulations, we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels ("VGP"), incorporates U.S. Coast Guard requirements for BWM, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, owners of commercial vessels greater than 79 feet in length must submit a Notice of Intent ("NOI"), at least 30 days before the vessel operates in U.S. waters. To comply with the VGP, vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels' current ISM Code SMS Plan.

        On April 12, 2013, EPA issued the current VGP (the "2013 VGP"). The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the BWM Convention, discussed below, and are consistent with the USCG's 2012 ballast water discharge standards, also described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act ("VIDA") are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA's promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized.

  Environmental Regulation—The Clean Air Act

        The Federal Clean Air Act ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called "Category 3" marine diesel engines operating in U.S. waters. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. The California Air Resources Board has adopted clean fuel regulations applicable to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter any California ports, terminal facilities or internal or estuarine waters. Only marine gas oil or marine diesel oil fuels with 0.1% sulfur content or less will be allowed. If new or more stringent requirements relating to marine fuels or emissions from marine diesel engines or port operations by vessels are adopted by the EPA or any states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

  Environmental Regulation—Other Environmental Initiatives

        The EU has also adopted legislation that requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

        The Paris Memorandum of Understanding on Port State Control ("Paris MoU"), to which 27 nations are parties, adopted the "New Inspection Regime" ("NIR"), effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

        The EU MRV (Monitoring, Reporting, Verification) regulation entered into force on July 1, 2015, and require ship owners and operators to annually monitor, report and verify carbon dioxide emissions for vessels larger than 5,000 gross tonnage calling at any EU, Norway and Iceland port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported carbon dioxide emissions, together with additional data, are to be verified by independent certified bodies and sent to a central database managed by the European Maritime Safety Agency ("EMSA"). The aggregated ship emission and efficiency data is published by the European Commission.

        The U.S. National Invasive Species Act ("NISA"), was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory BWM practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative BWM methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required BWM requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for BWM systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. As of the date of this report, the USCG has approved twenty-five BWM systems. Certain of our vessels have obtained extensions for drydocking and will install the BWM systems in the next scheduled dry-docking date and certain vessels will install the BWM systems afloat by the end of 2022.

        In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan's BWM legislation was upheld by the Sixth Circuit Court of Appeals, and California enacted legislation extending its BWM program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with additional USCG or state BWM requirements.

        At the international level, the IMO adopted the BWM Convention in February 2004. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install compliant systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the BWM requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 "existing" vessels, allowing for the installation of BWM systems on such vessels at the first renewal survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention ("IOPP") certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024.

        The Kyoto Protocol required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping are not subject to the soon to expire Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The Energy Efficiency Design Index establishes a minimum energy efficiency level per capacity mile and is applicable to new vessels. The Ship Energy Efficiency Management Plan is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affect to the extent that climate change may result in sea level changes or more intense weather events.

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

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security ("ISPS") Code.

        The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally a vessel must obtain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. To obtain an ISSC a vessel must meet certain requirements, including:

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

        In addition, as of January 1, 2009, every company and/or registered owner is required to have an identification number which conforms to the IMO Unique Company and Registered Owner Identification Number Scheme. Our Manager has also complied with this requirement.

        The U.S. Coast Guard regulations are intended to align with international maritime security standards and exempt non-U.S. vessels that have a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code from the requirement to have a U.S. Coast Guard approved vessel security plan. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements. Our fleet, as part of our continuous improvement cycle, is reviewing ship security plans and is maintaining best management practices during passage through security risk areas.

  IMO Cyber security

        The Maritime Safety Committee, at its 98th session in June 2017, also adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing SMS no later than the first annual verification of the company's Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the ISM Code SMS on their ships by January 1, 2021.

  Vessel Recycling Regulations

        The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel's flag verifying the inventory. The new regulation will take effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

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

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 27, 2020, we had a fleet of 56 containerships aggregating 336,242 TEU, making us among the largest containership charter owners in the world, based on total TEU capacity. Additionally, we have entered into agreements to acquire one 8,463 TEU containership and one 8,533 TEU containership, both built in 2005, with expected delivery of each vessel to us by the end of May 2020. Gemini, in which we hold a 49% minority equity interest, owned five additional containerships aggregating 32,531 TEU in capacity, as of February 27, 2020. We do not consolidate Gemini's results of operations and account for our minority equity interest under the equity method of accounting, which is recorded under "Equity income/(loss) on investments" in our consolidated statements of operations.

        We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 27, 2020, fifty-two containerships in our fleet were employed on time charters, out of which twenty-eight expire in 2020, and four containerships were employed on bareboat charters. Gemini has employed all of its containerships on time charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 27, 2020, our diverse group of customers in the containership sector included CMA CGM, Hyundai Merchant Marine, ZIM, Yang Ming, Hapag Lloyd, Maersk, Evergreen, MSC, COSCO, OOCL, Niledutch, KMTC, SITC, Samudera and ONE; and for Gemini, MSC, CMA CGM, Hapag Lloyd and TS Lines.

        The average number of containerships in our fleet for each of the years ended December 31, 2019, 2018 and 2017 was 55.

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

2018 Refinancing

        We consummated a comprehensive debt refinancing, which we refer to as the "2018 Refinancing", with certain of our lenders on August 10, 2018, which we refer to as the 2018 Refinancing Closing Date. The 2018 Refinancing involved our entry into modified or amended and restated credit facilities, reflecting a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and extended debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024), as described in more detail below under "—2018 Refinancing and 2018 Credit Facilities." In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 7,095,877 shares of our common stock on the 2018 Refinancing Closing Date, which ratably diluted existing holders of our common stock. We agreed to provide the lenders with certain registration rights with respect to these shares, which have been registered for resale under the Securities Act, pursuant to a registration rights agreement. See "Item 10. Additional Information—Material Contracts—Registration Rights."

        In connection with the 2018 Refinancing, we agreed to use commercially reasonable efforts to consummate an offering of common stock for aggregate net proceeds of not less than $50 million within 18 months after the 2018 Refinancing Closing Date (the "Follow-on Equity Raise"), which was completed by raising $56.5 million of gross proceeds by the public offering of our shares in December 2019.

        DIL and our manager, Danaos Shipping Co. Ltd. (the "Manager"), made a number of other financial and operating commitments in connection with the 2018 Refinancing, including (1) DIL's contribution of $10 million to us on the 2018 Refinancing Closing Date for which it did not receive any shares of common stock or other interests in us, (2) in connection with the amendment and restatement of our management agreement with the Manager (please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement") and of our restrictive covenant agreement with DIL and Dr. Coustas (please see Item 7. "Major Shareholders and Related Party Transactions—Related Party Transactions—Non-competition") and (3) as set forth in a Stockholders Agreement we entered into on August 10, 2018 with DIL and the lenders receiving shares in the 2018 Refinancing (please see "Item 10. Additional Information—Stockholders Agreement"). In connection with the 2018 Refinancing, we also implemented certain corporate governance arrangements, as described under "Item 10. Additional Information—Stockholders Agreement" and "Item 10 Additional Information—Articles of Incorporation and Bylaws—Supermajority Stockholder Approval."

        We also agreed to seek to refinance two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect, which refinancing was completed in April 2019 through a sale and leaseback arrangement with a term of five years, at the end of which the Company will reacquire the vessels. The net proceeds amounting to $144.8 million were applied pro rata to partially repay the existing credit facilities secured by mortgages on such vessels.

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

  •
  Charter Rates.  Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 27, 2020, the charters for twenty-eight of our vessels are scheduled to expire in 2020. With the prevailing low charter rate levels, we expect that we will have to re-charter many of these vessels at the existing low spot charter rates.

  •
  Utilization of Our Fleet.  Due to the multi-year charters under which they are often operated, our containerships have consistently been deployed at high levels of utilization. During 2019, our fleet utilization was 98.3% compared to 96.8% in 2018. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 153 and 360 total off-hire days for our entire fleet during 2019 and 2018, respectively, other than for scheduled drydockings and special surveys. An increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

        The following table presents the contracted utilization of our operating fleet of 55 vessels as of December 31, 2019:

	2020	2021 - 2022	2023 - 2024	2025 - 2028	Total
Contracted revenue (in millions)(1)	$383.4	$609.8	$244.8	$62.3	$1,300.3
Number of vessels whose charters are set to expire in the respective period(2)	29	10	14	2	55
TEUs on expiring charters in the respective period	99,064	71,306	144,246	13,000	327,616
Contracted Operating(3) days	13,361	15,257	5,129	2,314	36,061
Total Operating(3) days	19,875	39,745	39,679	74,931	174,229
Contracted Operating days/Total Operating days	67.2%	38.4%	12.9%	3.1%	20.7%

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

        Revenues from multi-year period charters comprised a substantial portion of our revenues for the years ended December 31, 2019, 2018 and 2017. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

        Our expected revenues as of December 31, 2019, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers, some of which are currently facing substantial financial pressure, are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected, as was the case with the cancellation of long-term, fixed rate charters for eight of our vessels by Hanjin Shipping in 2016 representing approximately $560 million of our $2.8 billion of contracted revenue as of June 30, 2016, which on September 1, 2016, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. See "Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business."

Contracted Revenue from Charters as of December 31, 2019(1)
(Amounts in millions of U.S. dollars)

Number of Vessels	2020	2021 - 2022	2023 - 2024	2025 - 2028	Total
55	$383.4	$609.8	$244.8	$62.3	$1,300.3

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

        Due largely to the Hanjin Shipping charter cancellations and weak charter market conditions, we currently have twenty-eight vessels employed on short term time charters in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

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

        From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 1.25% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 3.75% to a limited number of our charterers. Our manager will also receive a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2019, 2018 and 2017 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2020, this fee will remain at 1.25%.

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

        Under time charters, such as those on which we charter all but four of the containerships in our fleet as of February 27, 2020, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining four containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

  Impairment Loss

        There was no impairment loss as of December 31, 2019. In 2018, we recognized an impairment loss of $210.7 million in relation to ten of our vessels held and used as of December 31, 2018 due to (i) the impairment loss of $197.2 million recognized for eight 4,300 TEU vessels and (ii) the impairment loss of $13.5 million for two 3,300 TEU vessels as a result of volatility in the spot market and the vessels' market values, the continued weakness of containership market and the potential impact the then-prevailing containership market could have had on future operations. There was no impairment loss recognized in 2017. See "Critical Accounting Policies—Impairment of Long-lived Assets."

  Depreciation

        We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

  General and Administrative Expenses

        We paid our manager the following fees for 2019, 2018 and 2017: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel. Our executive officers received an aggregate of €1.5 million ($1.7 million), €2.7 million ($3.2 million) and €1.5 million ($1.8 million) in cash compensation for the years ended December 31, 2019, 2018 and 2017, respectively. We also recognized non-cash share-based compensation expense of $3.6 million, $1.0 million and nil in the years ended December 31, 2019, 2018, and 2017, respectively.

        For 2020, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

        Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

  Other Income/(Expenses), Net

        In 2019, we recorded net other income of $0.6 million. In 2018, we recorded net other expenses of $50.5 million out of which $51.3 million in expenses related to refinancing professional fees. In 2017, we recorded net other expenses of $15.8 million mainly related to professional fees due to the refinancing discussions with our lenders of $14.3 million and a $2.4 million realized loss on sale of HMM securities.

  Interest Expense, Interest Income and Other finance expenses

        We have incurred interest expense on outstanding indebtedness under our credit facilities which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. See "—2018 Refinancing and 2018 Credit Facilities" for a description of our 2018 Refinancing, including the Troubled Debt Restructuring (TDR) accounting applied from the 2018 Refinancing Closing Date, which reduced the aggregate amount of debt outstanding under our credit facilities and the interest expense recognized in our statement of operations.

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

        We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. An amount of $3.6 million, $3.7 million and $3.7 million was reclassified from Accumulated Other Comprehensive Loss into earnings for the years ended December 31, 2019, 2018 and 2017, respectively, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels. Additionally, we recognized accelerated amortization of these deferred realized losses of nil, $1.4 million and nil in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2019, 2018 and 2017.

Results of Operations

  Year ended December 31, 2019 compared to the year ended December 31, 2018

        During the year ended December 31, 2019 and December 31, 2018, Danaos had an average of 55 containerships. Our fleet utilization for the year ended December 31, 2019 was 98.3% compared to 96.8% for the year ended December 31, 2018.

  Operating Revenues

        Operating revenues decreased by 2.5%, or $11.5 million, to $447.2 million in the year ended December 31, 2019 from $458.7 million in the year ended December 31, 2018.

        Operating revenues for the year ended December 31, 2019 reflect:

  •
  a $13.6 million decrease in revenues in the year ended December 31, 2019 compared to the year ended December 31, 2018, mainly due to the re-chartering of certain of our vessels that concluded long-term charters over the last twelve months and were re-deployed at lower spot rates in the year ended December 31, 2019; and

  •
  a $2.1 million increase in revenues due to higher fleet utilization of our vessels in the year ended December 31, 2019 compared to the year ended December 31, 2018.

  Voyage Expenses

        Voyage expenses decreased by $0.6 million, to $11.6 million in the year ended December 31, 2019 from $12.2 million in the year ended December 31, 2018. The decrease was mainly due to decreased bunkering expenses.

  Vessel Operating Expenses

        Vessel operating expenses decreased by 2.0%, or $2.1 million, to $102.5 million in the year ended December 31, 2019 from $104.6 million in the year ended December 31, 2018. The average daily operating cost per vessel for vessels on time charter was $5,506 per day for the year ended December 31, 2019 compared to $5,619 per day for the year ended December 31, 2018. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

  Depreciation

        Depreciation expense decreased by 10.5%, or $11.3 million, to $96.5 million in the year ended December 31, 2019 from $107.8 million in the year ended December 31, 2018 mainly due to decreased depreciation expense for 10 vessels for which we recorded an impairment charge on December 31, 2018.

  Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred dry-docking and special survey costs decreased by $0.5 million, to $8.7 million in the year ended December 31, 2019 compared to $9.2 million in the year ended December 31, 2018. The decrease was mainly due to a decreased number of vessels dry-docked.

  General and Administrative Expenses

        General and administrative expenses increased by $0.5 million, to $26.8 million in the year ended December 31, 2019, from $26.3 million in the year ended December 31, 2018. The increase was mainly due to increased share based compensation costs.

  Impairment Loss

        We recognized an impairment loss of $210.7 million in relation to 10 of our vessels in the year ended December 31, 2018 while we did not record any impairment loss in the year ended December 31, 2019.

  Interest Expense, Interest Income and Other Finance Expenses

        Interest expense decreased by 15.9%, or $13.6 million, to $72.1 million in the year ended December 31, 2019 from $85.7 million in the year ended December 31, 2018. The decrease in interest expense is attributable to:

  •
  $28.2 million decrease in interest expense on two of our credit facilities for which we recognized an interest expense accrual in the third quarter of 2018, which has been classified on our balance sheet under "Accumulated accrued interest" and represents future interest expense for the relevant facilities that has been recognized in advance as a result of the application of TDR accounting in connection with our 2018 debt refinancing;

  •
  $12.7 million increase in interest expense due to an increase in debt service cost of approximately 1.89%, partially offset by a $435.0 million decrease in our average debt (including leaseback obligations), to $1,616.0 million in the year ended December 31, 2019, compared to $2,051.0 million in the year ended December 31, 2018; and

  •
  $1.9 million increase in the amortization of deferred finance costs and debt discount related to our 2018 debt refinancing.

        As of December 31, 2019, our bank debt outstanding, gross of deferred finance costs, was $1,423.8 million and leaseback obligation was $138.2 million compared to bank debt of $1,666.2 million outstanding as of December 31, 2018.

        Interest income Interest income increased by $0.6 million to $6.4 million in the year ended December 31, 2019 compared to $5.8 million in the year ended December 31, 2018.

        Other finance costs, net decreased by $0.3 million, to $2.7 million in the year ended December 31, 2019 from $3.0 million in the year ended December 31, 2018.

  Gain on debt extinguishment

        The gain on debt extinguishment of $116.4 million in the year ended December 31, 2018 related to our 2018 debt refinancing and consists of debt principal reduction net of refinancing related fees.

  Equity income on investments

        Equity income on investments increased by $0.2 million to $1.6 million in the year ended December 31, 2019 compared to $1.4 million in the year ended December 31, 2018 due to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

  Loss on Derivatives

        Amortization of deferred realized losses on interest rate swaps decreased by $1.5 million to $3.6 million in the year ended December 31, 2019 compared to $5.1 million in the year ended December 31, 2018 mainly due to the accelerated amortization of accumulated other comprehensive loss recognized in the year ended December 31, 2018.

  Other income/(expenses), net

        Other income/(expenses), net was $0.6 million in income in the year ended December 31, 2019 compared to $50.5 million in expenses in the year ended December 31, 2018 mainly due to $51.3 million of refinancing-related professional fees in the prior year.

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

Liquidity and Capital Resources

        Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019; and the capital contribution of DIL. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

        Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. As described below, on August 10, 2018, we refinanced over $2.2 billion of debt scheduled to mature by December 2018 (the "2018 Refinancing"), extending maturities to December 31, 2023 (or in some cases June 30, 2024).

        Under our existing multi-year charters as of December 31, 2019, we had contracted revenues of $383.4 million for 2020, $339.5 million for 2021 and, thereafter, approximately $0.6 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters.

        As of December 31, 2019, we had cash and cash equivalents of $139.2 million. As of December 31, 2019, we had no remaining borrowing availability under our credit facilities. As of December 31, 2019, we had $1,423.8 million of outstanding indebtedness gross of deferred finance costs. We are obligated to make quarterly fixed amortization payments, totaling $119.7 million in 2020, and quarterly variable amortization payments on this outstanding indebtedness. See "—Scheduled Principal Payments" below. Additionally, in connection with the 2018 Refinancing, we undertook to refinance two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years, at the end of which we will reacquire the vessels for $52.6 million or earlier, at our option, for a purchase price specified in the agreement. The net proceeds from the sale-leaseback arrangement amounting to $144.8 million were applied pro rata to partially repay the existing credit facilities (Club Facility, Credit Suisse Facility, Citibank $114 mil. Facility and Citibank $123.9 mil. Facility) secured by mortgages on such vessels. As of December 31, 2019, we had $138.2 million of outstanding leaseback obligations, with aggregate payments of $32.6 million (including imputed interest) due in monthly installments by December 31, 2020. See Note 4 "Fixed Assets, net" to our consolidated financial statements included elsewhere in this report for additional information regarding our leaseback obligations. We may consider opportunities to renew, replace or refinance our existing senior secured credit facilities, however, there is no assurance that any such transaction will be completed or on what terms.

        In December 2019, we completed the sale of 9,418,080 shares of common stock in an underwritten public offering raising aggregate proceeds net of underwriting discounts of $54.4 million. Additionally, we incurred approximately $0.9 million of related share issuance costs.

        Our 2018 Refinancing consummated on August 10, 2018 involved our entry into new credit facilities, which we refer to as the 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 7,095,877 shares of common stock of our common stock on the closing date of the 2018 Refinancing. In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the closing date of the 2018 Refinancing, for which DIL did not receive any shares of common stock or other interests in us. See "—2018 Refinancing and 2018 Credit Facilities" below.

        Under the 2018 Credit Facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See "—2018 Refinancing and 2018 Credit Facilities" below and Note 10 "Long-Term Debt, net" to our consolidated financial statements included elsewhere in this report. We also have significant payment obligations under our leaseback agreements for the Hyundai Honour and Hyundai Respect. See Note 4 "Fixed Assets, net" to our consolidated financial statements included elsewhere in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations.

        We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. In addition, under the 2018 Credit Facilities we were not permitted to pay dividends, until (1) we received in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied and we will be permitted under our credit facilities to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.

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

        In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine ("HMM"), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding losses of $38.2 million for all remaining HMM and ZIM notes in accumulated other comprehensive income/(loss) as of December 31, 2019. See Note 7, "Other Non-current Assets" to our consolidated financial statements included in this report.

        We have agreed to install scrubbers on nine of our vessels with contracted obligations therefore, together with estimated costs related to their installation, expected to amount to approximately $37.2 million as of December 31, 2019, out of which $18.2 million were paid as advances before December 31, 2019 and the remaining amount of $19.0 million is expected to be paid in 2020.

        On October 2, 2019, we entered into an agreement to acquire a 8,463 TEU container vessel built in 2005 for a gross purchase price of $25.0 million, of which $2.5 million was advanced before December 31, 2019. This vessel is expected to be delivered by the end of May 2020. In January 2020, we acquired an 8,626 TEU container vessel built in 2008 for a gross purchase price of $28.0 million. In February 2020, we entered into an agreement to acquire a 8,533 TEU container vessel built in 2005 for a gross purchase price of $23.6 million. This vessel is expected to be delivered by the end of May 2020. We expect to enter into new credit facilities to finance a portion of the acquisition prices of these recently acquired and contracted containerships.

Cash Flows

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(In thousands)
Net cash provided by operating activities	$219,878	$164,686	$181,073
Net cash provided by/(used in) investing activities	$(21,360)	$(8,250)	$1,758
Net cash used in financing activities	$(136,623)	$(148,868)	$(189,653)

  Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities increased by 33.5%, or $55.2 million, to $219.9 million in the year ended December 31, 2019 compared to $164.7 million in the year ended December 31, 2018. The increase was the result of a decrease of $51.0 million in other expenses mainly due to refinancing-related professional fees, a decrease of $17.0 million in net finance expenses, a decrease of $6.2 million in payments for drydocking and special survey costs and a decrease of $5.4 million in operating expenses, which were partially offset by a decrease of $11.5 million in operating revenue and a $12.9 million change in working capital in the year ended December 31, 2019 compared to the year ended December 31, 2018.

  Net Cash Provided by/(Used in) Investing Activities

        Net cash flows used in investing activities increased by $13.1 million, to $21.4 million used in investing activities in the year ended December 31, 2019 compared to $8.3 million used in investing activities in the year ended December 31, 2018. The increase mainly reflects an increase in cash used in connection with advances related to installation of scrubbers on nine of our vessels, advances for vessel acquisitions and other vessel additions in the year ended December 31, 2019 compared to the year ended December 31, 2018.

  Net Cash Used in Financing Activities

        Net cash flows used in financing activities decreased by $12.3 million, to $136.6 million used in financing activities in the year ended December 31, 2019 compared to $148.9 million used in financing activities in the year ended December 31, 2018 mainly due to net increase in paid-in capital by $43.8 million and a decrease in finance costs by $4.5 million, which were partially offset by increased payments of accumulated accrued interest by $26.8 million and decreased net payments of long-term debt and leaseback obligations by $9.2 million in the year ended December 31, 2019 compared to the year ended December 31, 2018.

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

  EBITDA and Adjusted EBITDA

        EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs and finance costs accrued, impairment losses, stock based compensation, (gain)/loss on sale of vessels, bad debt expense, gain on debt extinguishment, refinancing professional fees, loss on sale of securities and accelerated amortization of accumulated other comprehensive loss. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

  Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(In thousands)
Net income/(loss)	$131,253	$(32,936)	$83,905
Depreciation	96,505	107,757	115,228
Amortization of deferred drydocking & special survey costs	8,733	9,237	6,748
Amortization of deferred realized losses of cash flow interest rate swaps	3,622	3,694	3,694
Amortization of finance costs and debt discount	16,866	14,957	11,153
Finance costs accrued (Exit Fees under our Bank Agreement)	556	2,059	3,169
Interest income	(6,414)	(5,781)	(5,576)
Interest expense	55,203	70,749	75,403

EBITDA	306,324	169,736	293,724

Gain on debt extinguishment	—	(116,365)	—
Refinancing professional fees	—	51,313	14,297
Loss on sale of securities	—	—	2,357
Impairment loss	—	210,715	—
Accelerated amortization of accumulated other comprehensive loss	—	1,443	—
Stock based compensation	4,241	1,006	—

Adjusted EBITDA	$310,565	$317,848	$310,378

        EBITDA increased by $136.6 million, to $306.3 million in the year ended December 31, 2019, from $169.7 million in the year ended December 31, 2018. This increase was attributed to decrease of $51.0 million in other expenses mainly due to refinancing-related professional fees, a $210.7 million change in impairment loss and a related accelerated amortization of accumulated other comprehensive loss of $1.4 million, a $2.4 million decrease in operating expenses and a $0.2 million improvement in operating performance on our equity investments, which were partially offset by a $116.4 million change gain on debt extinguishment, a $11.5 million decrease in operating revenue and a $1.2 million increase in other finance costs in the year ended December 31, 2019 compared to the year ended December 31, 2018.

        Adjusted EBITDA decreased by $7.2 million, to $310.6 million in the year ended December 31, 2019 from $317.8 million in the year ended December 31, 2018. This decrease was mainly attributable to a $11.5 million decrease in operating revenue and a $1.2 million increase in other finance costs, which were partially offset by a $5.3 million decrease in operating expenses and a $0.2 million increase in operating performance on our equity investments in the year ended December 31, 2019 compared to the year ended December 31, 2018.

2018 Refinancing and 2018 Credit Facilities

        We entered into a debt refinancing agreement with certain of our lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing, which we refer to as the "2018 Refinancing", which was consummated on August 10, 2018, which we refer to as the 2018 Refinancing Closing Date, that superseded, amended and supplemented the terms of each of our then-existing credit facilities (other than the Sinosure-CEXIM-Citibank-ABN Amro credit facility which is not covered thereby). The 2018 Refinancing provided for, among other things, the issuance of 7,095,877 new shares of common stock to certain of our lenders (which represented 47.5% of our outstanding common stock immediately after giving effect to such issuance and diluted existing shareholders ratably), a principal amount debt reduction of approximately $551 million, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantees and security packages and $325.9 million of new debt financing from one of our lenders—Citibank (the "Citibank—New Money"). Our largest stockholder, DIL, contributed $10 million to the Company on the 2018 Refinancing Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. The maturities of the new loan facilities covered by this debt refinancing were extended by five years to December 31, 2023 (or, in some cases, June 30, 2024).

        In addition, we agreed to make reasonable efforts to source investment commitment for new shares of common stock for not less than $50 million in net proceeds no later than 18 months after the 2018 Refinancing Closing Date (up to $10 million of which is to be underwritten by DIL as set out in the Backstop Agreement (See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Backstop Agreement")). We sold 9,418,080 shares of common stock in the public offering completed in December 2019 raising aggregate proceeds net of underwriting discounts of $54.4 million.

        As part of the 2018 Refinancing we entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 (or, in some cases as noted below, June 30, 2024) through an amendment and restatement or replacement of existing credit facilities. The following are the new term loan credit facilities (the "2018 Credit Facilities"):

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

Interest and Fees

        The interest rate payable under the 2018 Credit Facilities (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of $282 million principal related to the RBS Facility and HSH Facility, which tranches have maturity dates of June 30, 2024.

        We were required to pay a cash amendment fee of $69.2 million in the aggregate, out of which $30.5 million and $23.9 million was paid in cash in the years ended December 31, 2019 and 2018, respectively. The remaining amount of $14.8 million will be paid in instalments in 2020 and is presented under "Other current liabilities" as of December 31, 2019. Of the cash amendment fee, $17.2 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $52.0 million was expensed to the consolidated statement of operations in the year ended December 31, 2018.

        We were also required to issue 1,052,179 shares of common stock as part of the amendments fees on the 2018 Refinancing Closing Date, or $25.0 million fair value in the aggregate. Of this amount, recognition of $18.1 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $6.9 million was expensed in the accompanying consolidated statements of operations in the year ended December 31, 2018. The fair value of the shares issued at the 2018 Refinancing Closing Date are based on a Level 1 measurement of the share's price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split we effected on May 2, 2019) as of August 10, 2018.

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

Covenants, Events of Defaults, Collaterals and Guarantees

        The 2018 Credit Facilities contain financial covenants set at levels with which we were in compliance as of December 31, 2019 and that requires us to maintain:

  (i)
  minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (ii)
  minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (iii)
  minimum liquidity of $30 million throughout the term of the 2018 Credit Facilities,

  (iv)
  maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter,

  (v)
  minimum interest coverage ratio of 2.50x throughout the term of the 2018 Credit Facilities and

  (vi)
  minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

        The 2018 Credit Facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to our business, the Company's common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective 2018 Credit Facilities. Each of the new credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, our investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees.

        In connection with the 2018 Refinancing, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect in April 2019. The net proceeds were applied pro rata to partially repay the 2018 Credit Facilities secured by mortgages on these vessels. The leaseback agreement contains equivalent financial covenants to those contained in our 2018 Credit Facilities described above. See Note 4 "Fixed Assets, net" to our consolidated financial statements included elsewhere in this report.

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

Exit Fee

        As of December 31, 2019 and 2018, the Company has an accrued Exit Fee of $22.1 million and $21.6 million, respectively, relating to its debt facilities and is reported under "Long-term debt, net" in the consolidated Balance Sheet. The payment of the exit fees accrued under the long-term debt prior to the debt refinancing shall be postponed on the earlier of maturity, acceleration or prepayment or repayment in full of the amended facilities or the relevant facility refinancing. The exit fees will accrete in the consolidated statement of operations of the Company over the life of the respective facilities covered by the 2018 Refinancing (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) up to the agreed full exit fees payable amounting to $24.0 million.

Accounting for the Refinancing Agreement

        We performed an accounting analysis on a lender by lender basis to determine which accounting guidance applied to each of the amendments to our existing credit facilities as part of the 2018 Refinancing. The following guidance was used to perform the analysis:

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

        Based on the analysis, we concluded for the lenders that participated in both the credit facilities existing immediately prior to the 2018 Refinancing and the 2018 Credit Facilities, the following accounting:

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

  (i)
  As of the 2018 Refinancing Closing Date, the outstanding balance of HSH Facility was $639.2 million. In exchange for reduction of principal of $251.0 million, the lenders received a total of 3.5 million shares of common stock with a fair value of $83.9 million, resulting in a net concession of $167.1 million. Accumulated accrued interest of $129.3 million was recognized using the Libor rate of 2.34% as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. For the HSH Facility, the total undiscounted future cash flows total $518.6 million, which results in a gain of $36.6 million. The amendment fees to be paid to HSH Facility lenders of $9.5 million were recorded in the consolidated statement of operations and reduced the net gain on debt extinguishment in the year ended December 31, 2018.

  (ii)
  As of the 2018 Refinancing Closing Date, the outstanding balance of RBS Facility was $660.9 million. In exchange for reduction of principal of $179.2 million, the lender received a total of 2.5 million shares of common stock with a fair value of $59.9 million, resulting in a net concession of $119.3 million and accumulated accrued interest of $119.3 million as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. For the RBS Facility, the undiscounted cash flows exceed the recorded value of the modified debt, and as such, the modified and new debt will be accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. The amendment fees to be paid to RBS of $9.3 million were deferred and recognized through the consolidated statement of operations using the effective interest method.

        Following the issuance of the shares of common stock, HSH and RBS are considered related parties. The fair value of the shares issued at the 2018 Refinancing Closing Date are based on a Level 1 measurement of the share's price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split we effected on May 2, 2019) as of August 10, 2018.

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

        The outstanding principal and related exit fee payable for the Deutsche Bank Facility, the EnTrustPermal portion of the Club Facility and the ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece Facility ("Other facilities") totaling $450.8 million were extinguished with the proceeds from the Citibank—New Money amounting to $325.9 million and with corporate cash amounting to $12.0 million, resulting in a net gain on debt extinguishment of $89.3 million in the year ended December 31, 2018.

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

  Covenants, Events of Default and Other Terms

        On the 2018 Refinancing Closing Date we amended and restated the Sinosure-CEXIM-Citibank-ABN Amro Credit Facility, dated as of February 21, 2011, as amended, primarily to align its financial covenants with those contained in the 2018 Credit Facilities and provide second lien collateral to the lenders under certain of the 2018 Credit Facilities.

  Collateral

        The Sinosure-CEXIM-Citibank-ABN Amro Credit Facility is secured by customary shipping industry collateral relating to the financed vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing the respective tranche.

Scheduled Principal Payments

        The Sinosure-Cexim-Citibank-ABN Amro Credit Facility provides for semi-annual amortization payments and the 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The 2018 Credit Facilities have maturity dates of

December 31, 2023 (or in some cases as indicated below, June 30, 2024). After giving effect to the debt refinancing consummated on August 10, 2018, scheduled debt maturities of total long-term debt subsequent to December 31, 2019 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments*	Total principal payments
December 31, 2020	119,673	—	119,673
December 31, 2021	119,603	—	119,603
December 31, 2022	89,773	—	89,773
December 31, 2023	77,194	$717,538	794,732
June 30, 2024	—	297,886	297,886

Total long-term debt	$406,243	$1,015,424	$1,421,667

*
The final payments include the unamortized remaining principal debt balances under the 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, we are also subject to quarterly variable principal amortization based on actual free cash flows, which are included under "Final payments" in this table.

        The sale and leaseback arrangement completed on April 12, 2019 with respect to the Hyundai Honour and Hyundai Respect has a term of five years, at the end of which we will reacquire the vessels for an aggregate amount of $52.6 million or earlier, at our option, for a purchase price set forth in the agreement. The scheduled leaseback instalments subsequent to December 31, 2019 are as follows (in thousands):

Instalments due by period ended:
December 31, 2020	$32,611
December 31, 2021	32,522
December 31, 2022	32,521
December 31, 2023	32,521
December 31, 2024	60,733

Total leaseback instalments	190,908
Less: Imputed interest	(52,694)

Total leaseback obligation	138,214
Less: Current leaseback obligation	(16,342)

Leaseback obligation, net of current portion	$121,872

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

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility(2)	$458.6	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the CMA CGM Melisande, the Maersk Enping, the Express Berlin, the Le Havre and the Derby D
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility(2)	$372.3	The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe, the Dimitra C, the Maersk Exeter, the Express Rome, the CMA CGM Rabelais, the Pusan C and the ANL Tongala
Citibank $114 mil. Facility	$74.4	The CMA CGM Moliere and the CMA CGM Musset
Citibank $123.9 mil. Facility	$88.8	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Citibank $120 mil. Facility(2)	$100.2	The Colombo, the Seattle C (ex YM Seattle), the YM Vancouver, the Singapore and the Express Athens
Citibank—Eurobank $37.6 mil. Facility	$27.5	The MSC Ambition
Club Facility $206.2 mil.	$143.4	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black Sea and the CMA CGM Attila
Credit Suisse $171.8 mil. Facility	$115.8	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
Sinosure-Cexim-Citibank-ABN Amro $203.4 mil. Facility	$40.7	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)
As of December 31, 2019.

(2)
These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the MSC Ambition.

        As of December 31, 2019, there was no remaining borrowing availability under any of our credit facilities.

        The weighted average interest rate on our borrowings for the years ended December 31, 2019, 2018 and 2017 was 6.1%, 4.3% and 3.1%, respectively (including leaseback obligations).

        Additionally, as described above, in connection with the 2018 Refinancing, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect in April 2019 through a sale and leaseback arrangement with a term of five years at the end of which we will reacquire the vessels for a specified purchase price. As of December 31, 2019, we had $138.2 million of outstanding leaseback obligations. See Note 4 "Fixed Assets, net" to our consolidated financial statements included elsewhere in this report for additional information regarding this arrangement and the related repayment schedule.

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

Contractual Obligations

        Our contractual obligations as of December 31, 2019 were:

	Payments Due by Period
	Total	Less than 1 year (2020)	2 - 3 years (2021 - 2022)	4 - 5 years (2023 - 2024)	More than 5 years
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$1,421,667	$119,673	$209,376	$1,092,618	—
Long-term leaseback obligations(2)	$138,214	$16,342	$39,299	$82,573	—
Accumulated accrued interest(3)	$190,720	$34,137	$64,205	$92,378	—
Interest on long-term debt obligations(4)	$137,662	$44,038	$66,234	$27,390	—
Capital expenditure(5)	$41,530	$41,530	—	—	—
Payments to our manager(6)	$22,535	$22,535	—	—	—

Total	$1,952,328	$278,255	$379,114	$1,294,959	—

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2019, including the quarterly fixed principal payments we are required to make under the 2018 Credit Facilities and do not include any variable amortization amounts, which are payable under the 2018 Credit Facilities in order to equal a certain percentage of our actual free cash flow from vessels mortgaged thereunder, subject to certain adjustments, each quarter. The last payment, due by June 2024, will also include the unamortized remaining principal debt balances, as such amounts will be determinable following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM-Citibank-ABN Amro Credit Facility.

(2)
Long-term leaseback obligations reflect our existing leaseback obligations related to the refinancing of two our 13,100 TEU vessels Hyundai Honour and Hyundai Respect completed in April 2019 under which we are required to make monthly payments until April 2024 when we will reacquire the vessels for an aggregate amount of $52.6 million. The monthly payments do not include imputed interest assumed in the lease, which is included in interest payments under (4) below.

(3)
Accumulated accrued interest reflects the interest expense related to the future periods on certain debt facilities giving effect to the 2018 Refinancing as a result of the troubled debt restructuring accounting using a fixed LIBOR rate of 2.34%. The calculation of interest is based on outstanding debt balances as of December 31, 2019, amortized by the contractual fixed amortization payments. The actual amortization and LIBOR we pay may differ from management's estimates, which would result in different interest payment obligations.

(4)
The interest payments in this table reflect our existing debt obligations as of December 31, 2019 giving effect to the 2018 Refinancing under which we are required to make quarterly principal payments in fixed amounts and our leaseback obligations described under (2) above. The calculation of interest is based on outstanding debt balances and leaseback obligations as of December 31, 2019 amortized by the contractual fixed amortization payments and excluding payments of accumulated accrued interest described under (3) above. The interest payments on debt obligations in this table are based on interest expense assumed in the leaseback and assumed LIBOR rate of 1.79% in 2020, 1.62% in 2021 and up to a maximum of 1.76% thereafter. The actual amortization we pay may differ from management's estimates, which would result in different interest payment obligations.

(5)
The capital expenditure reflects the expected payments for contractual additions to our vessels related to installation of scrubbers and the contracted vessel acquisition.

(6)
Under our management agreement with Danaos Shipping, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2019, we had a fleet of 55 containerships, out of which 51 are on time charter and 4 on bareboat charter. In addition, we also will pay our manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement, based on our revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues" and chartering arrangements described in this annual report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

        After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, charter rates for containerships have generally improved, albeit modestly and unevenly. In 2019, the time charter rate index on a full year average basis was down by 6% relative to 2018, however, time charter rates in December 2019 were slightly higher than as at the end of 2018. In 2019, global seaborne container trade in TEU is estimated to have grown by just 1.8%, which is the slowest rate of increase since 2009. The growth was mainly due to the increase in Intra-Asia and Far East-Europe trade and is expected to continue to rise in 2020 subject to heightened risks from the global economy and near-term uncertainty related to the coronavirus. Containership fleet capacity also grew significantly, by an estimated 4% in 2019, due to new deliveries, with an increasing proportion accounted for by very large containerships, and is expected to grow by a further 3.1% in 2020. As such, container freight rates and containership charter rates are expected to remain under pressure. Overall, global containership supply growth is currently expected to slightly exceed demand in 2020, while differing across different trade lanes and vessel sizes. In particular, the relative weakness of the main trade lanes, which utilize larger vessels, has resulted in cascading of larger containerships for use on shorter trades, with such cascading expected to continue.

        The idle containership fleet at the end of 2019 stood at approximately 6% of global fleet capacity. It is estimated that approximately 3.3% of global fleet capacity was out of service due to retrofitting of scrubbers at the end of 2019. Additionally, vessel time out of service due to retrofitting of scrubbers is expected to absorb approximately 1.9% in average across the full year 2020 of global fleet capacity. The average idle capacity recorded in full year 2018 came to 1.9% compared to an average of 3.5% in 2017.

        Earnings improved with the guideline rate for a 4,400 TEU Panamax reaching $13,600 per day at the end of 2019 compared to $9,000 and $8,000 per day at the end of 2018 and 2017, respectively. Containership newbuilding orders totaled 0.8 million TEU in 2019 compared to 1.2 million TEU ordered in 2018, representing a subdued annual level compared to that seen in prior years. The size of the order book compared to global fleet capacity decreased to 10.6% as of the end of 2019 compared to 13% as of the end of 2018, down from record high levels in 2008 but still relatively high compared to historical averages. In particular, larger containerships of greater than 15,000 TEU represent a significant majority of the order book with approximately 1.0 million TEU of vessels of over 15,000 TEU scheduled to be delivered between 2020 and 2021. The "slow-steaming" of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. A number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as having entered into consolidating mergers or formed cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

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

        We acquired certain vessels in the secondhand market in prior years, all of which were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. The adoption of ASU 2017-01 "Business Combinations (Topic 805)" on January 1, 2018 did not have any effect on our business as we have not acquired any vessels in 2018 and 2019. Neither the acquisition contracted in October 2019 in the secondhand market of a 8,463 TEU vessel built in 2005 nor the acquisition contracted in February 2020 of a 8,533 TEU vessel built in 2005, which are expected to be completed by the end of May 2020, is expected to constitute an acquisition of a business because substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, the vessel itself. Generally, the following assets will be considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

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

  Accounting for Revenue and Expenses

        We derive our revenue from time charters and bareboat charters of our vessels, each of which contains a lease. These charters involve placing the specified vessel at charterers' use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by us such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from our time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed.

        We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2019.

        We adopted the new "Leases" standard (Topic 842) on January 1, 2019 using the modified retrospective method. We elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore we elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on our consolidated financial statements since we are primarily a lessor and the accounting for lessors is largely unchanged under this standard.

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

  (i)
  As of the 2018 Refinancing Closing Date, the outstanding balance of HSH Facility was $639.2 million. In exchange for reduction of principal of $251.0 million, the lenders received a total of 3.5 million shares of common stock with a fair value of $83.9 million, resulting in a net concession of $167.1 million. Accumulated accrued interest of $129.3 million was recognized using the Libor rate of 2.34% as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. For the HSH Facility, the total undiscounted future cash flows total $518.6 million, which results in a gain of $36.6 million. The amendment fees to be paid to HSH Facility lenders of $9.5 million were recorded in the consolidated statement of operations and reduced the net gain on debt extinguishment in the year ended December 31, 2018.

  (ii)
  As of the 2018 Refinancing Closing Date, the outstanding balance of RBS Facility was $660.9 million. In exchange for reduction of principal of $179.2 million, the lender received a total of 2.5 million shares of common stock with a fair value of $59.9 million, resulting in a net concession of $119.3 million and accumulated accrued interest of $119.3 million as of August 10, 2018. The TDR accounting guidance requires us to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. For the RBS Facility, the undiscounted cash flows exceed the recorded value of the modified debt, and as such, the modified and new debt will be accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. The amendment fees to be paid to RBS of $9.3 million were deferred and recognized through the consolidated statement of operations using the effective interest method.

        In the future, when interest rates change, actual cash flows will differ from the cash flows measured on the 2018 Refinancing date. The accounting treatment for changes in cash flows due to changes in interest rates depends on whether there is an increase or a decrease from the spot interest rate used in the initial TDR accounting ("threshold interest rate"). Fluctuations in the effective interest rate after the 2018 Refinancing from changes in the interest rate or other cause are accounted for as changes in estimates in the periods in which these changes occur. Upon an increase in the interest rates from the threshold interest rate used to calculate accumulated accrued interest payable, we recognize additional interest expenses in the period the expense is incurred. The additional interest expense is calculated by multiplying the difference between the current interest rate and the threshold interest rate with the current carrying value of the debt. A gain due to decrease in interest rates ('interest windfall') will not be recognized until the debt facilities have been settled and there are no future interest payments. In case there are subsequent increases in interest rates above the threshold interest rate after a previous decrease in interest rates, the carrying amount of the accumulated accrued interest will be reduced by the interest payments in excess of the threshold interest rate until the prior interest windfall due to decrease in the interest rates is recaptured on a cumulative basis.

        The Paid-in-kind interest ("PIK interest") related to each period increases the carrying value of the loan facility and correspondingly decreases the carrying value of the accumulated accrued interest. PIK interest in excess of the amount recognized in the accumulated accrued interest is expensed in the period the expense is incurred.

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

  Impairment of Securities

        With regard to our equity securities in ZIM, which were initially recognized at cost of $28.7 million, we evaluate if any event or change in circumstances has occurred in the reporting period that may have a significant adverse effect on the fair value of our investment. If an event or change that causes an adverse effect on the fair value of our investment occurs, as evidenced by the presence of an impairment indicator, the fair value of our investment should be estimated. In 2016, ZIM experienced significant deterioration of its financial results, reported significant operating losses, negative equity and negative working capital mainly as a result of the adverse change in the general containership market conditions. As a result of these adverse conditions, we estimated the fair value of our equity investment in ZIM at nil, therefore we recorded an impairment loss amounting to $28.7 million in the year ended December 31, 2016.

        With regard to our debt securities in ZIM and HMM, we originally recognized these securities as held to maturity based on our positive intent and ability to hold these securities to maturity. These securities were initially recognized at amortized costs, net of other than temporary impairment losses. We evaluate these securities for other than temporary impairment at each reporting date. Debt securities are considered impaired if the fair value of the investment is less than its amortized costs. In our evaluation we consider the following (i) if we intend to sell these debt securities, (ii) it is more likely than not that we will be required to sell these securities before the recovery of their entire amortized cost basis or (iii) if a credit loss exists, which means that we do not expect to recover the entire amortized cost basis of these securities. With regard to ZIM debt securities, as a result of the deterioration of ZIM's financial results in 2016, as described above, we do not expect the present value of future cash flows to be collected to exceed their amortized cost basis due to a change in the timing of these expected cash flows. Thus an other than temporary impairment, a credit loss, has occurred as of December 31, 2016 amounting to $0.7 million.

        On March 28, 2017, we sold $13.0 million principal amount of HMM notes carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were used to repay related outstanding debt obligations. The loss on sale of $2.4 million was recognized under "Other income/(expenses), net" in the Consolidated Statements of Operations for the year ended December 31, 2017. The sale of these notes resulted in a transfer of all remaining held to maturity HMM notes and ZIM notes into the available for sale securities at fair value and unrealized losses amounting to $38.2 million and $36.4 million as of December 31, 2019 and 2018, respectively, were recognized in other comprehensive loss. As of December 31, 2019, we do not intend to sell these debt securities and we evaluate that it is not more likely than not that we will be required to sell these debt securities before the recovery of their amortized cost basis. No other than temporary impairment loss was identified with regard to HMM and ZIM debt securities as of December 31, 2019.

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

        As of December 31, 2019, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our vessels. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi-year, fixed rate period charters that range from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

        As of December 31, 2019, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2019, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. We had five 2012-built 13,100 TEU vessels employed on 12-year charters, with breakeven rechartering rates of about $18,148 per day on average. Vessels of this size are recent entrants into the containership market and, accordingly, historical data as to their re-chartering rates was episodic. We estimated rechartering rates for these 13,100 TEU vessels for step one of the impairment analysis based on forecasts of independent third party maritime research services, which took into account recent chartering rates for newbuilding vessels of this size and estimates based on historical charter rates for other larger sized containerships. Recognizing that the container transportation is cyclical and subject to significant volatility based on factors beyond our control we believe that the appropriate historical average time charter rates to use as a benchmark for impairment testing of our vessels are the most recent 5 to 15 year averages, to the extent available, as such averages take into account the volatility and cyclicality of the market. Management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date.

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

        As of December 31, 2019, our assessment concluded that step two of the impairment analysis was not required for any vessel in our fleet held and used, as their undiscounted projected net operating cash flows exceed their carrying value.

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

  Impairment Sensitivity Analysis

        For each of the fifty-five vessels in our fleet as of December 31, 2019 for which our assessment concluded that step two of the impairment analysis was not required, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of

December 31, 2019, and is also in accordance with our vessel's market valuation as described in our credit facilities and accepted by our lenders, suggests that twenty-one vessels have current market values that exceed their carrying values and thirty-four vessels may have current market values below their carrying values. We believe that each of the thirty-four vessels identified as having estimated market values less than their carrying value, all of which are currently under long-term charters expiring from March 2020 to April 2028, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

Vessel	TEU	Year Built	Net Book Value December 31, 2019 (In thousands of Dollars)	Net Book Value December 31, 2018 (In thousands of Dollars)
Hyundai Honour(2)	13,100	2012	$136,125	$141,366
Hyundai Respect(2)	13,100	2012	135,730	141,256
Maersk Exeter(2)	13,100	2012	137,795	143,331
Maersk Enping(2)	13,100	2012	137,232	142,763
MSC Ambition(2)	13,100	2012	138,305	143,867
Express Berlin(2)	10,100	2011	113,459	118,266
Express Rome(2)	10,100	2011	113,949	118,704
Express Athens(2)	10,100	2011	114,085	118,890
Le Havre(2)	9,580	2006	51,615	53,793
Pusan C(2)	9,580	2006	50,719	52,865
CMA CGM Melisande(2)	8,530	2012	94,653	98,231
CMA CGM Attila(2)	8,530	2011	90,619	93,327
CMA CGM Tancredi(2)	8,530	2011	92,607	95,383
CMA CGM Bianca(2)	8,530	2011	93,096	95,870
CMA CGM Samson(2)	8,530	2011	93,105	95,977
America(2)	8,468	2004	40,992	43,047
Europe(2)	8,468	2004	40,435	42,281
CMA CGM Moliere(2)	6,500	2009	67,133	70,122
CMA CGM Musset(2)	6,500	2010	68,720	71,722
CMA CGM Nerval(2)	6,500	2010	69,222	72,219
CMA CGM Rabelais(2)	6,500	2010	69,958	72,975
CMA CGM Racine(2)	6,500	2010	69,936	72,932
YM Mandate(2)	6,500	2010	73,063	76,283
YM Maturity(2)	6,500	2010	74,048	77,281
Performance	6,402	2002	8,755	8,442
Dimitra C	6,402	2002	8,406	8,376
Seattle C (ex YM Seattle)(1)(2)	4,253	2007	10,902	11,233

Vessel	TEU	Year Built	Net Book Value December 31, 2019 (In thousands of Dollars)	Net Book Value December 31, 2018 (In thousands of Dollars)
YM Vancouver(1)(2)	4,253	2007	10,906	11,233
ZIM Rio Grande(1)(2)	4,253	2008	12,585	12,993
ZIM Sao Paolo(1)(2)	4,253	2008	13,106	13,536
ZIM Kingston(1)(2)	4,253	2008	13,414	13,858
ZIM Monaco(1)(2)	4,253	2009	13,826	14,255
ZIM Dalian(1)(2)	4,253	2009	14,255	14,701
ZIM Luanda(1)(2)	4,253	2009	14,870	15,372
Derby D	4,253	2004	5,196	5,201
ANL Tongala	4,253	2004	5,394	5,193
Dimitris C	3,430	2001	4,919	4,956
Express Brazil	3,400	2010	6,876	6,980
Express France	3,400	2010	6,854	6,991
Express Spain	3,400	2011	7,196	7,347
Express Argentina	3,400	2010	6,843	6,980
Express Black Sea	3,400	2011	7,435	7,588
Colombo(1)(2)	3,314	2004	9,423	9,750
Singapore(1)(2)	3,314	2004	9,420	9,750
MSC Zebra	2,602	2001	3,932	3,972
Danae C	2,524	2001	4,004	4,102
Amalia C	2,452	1998	3,259	3,287
Advance	2,200	1997	2,686	2,684
Future	2,200	1997	2,679	2,677
Sprinter	2,200	1997	2,689	2,687
Stride	2,200	1997	2,686	2,684
Progress C	2,200	1998	2,690	2,688
Bridge	2,200	1998	2,687	2,685
Highway	2,200	1998	2,692	2,690
Vladivostok	2,200	1997	2,689	2,687

Total			$2,389,874	$2,480,329

(1)
As of December 31, 2018, we recorded and impairment loss of $210.7 million in aggregate for ten vessels, with each vessel written down to its fair value.

(2)
Indicates vessels for which, as of December 31, 2019, the estimated market value was lower than the vessel's carrying value. The aggregate carrying values of these thirty-four vessels exceeded their current aggregate estimated market value by approximately $574.0 million as of December 31, 2019 and by approximately $544.9 million in relation to twenty-four vessels as of December 31, 2018. We believe, however, that each of these thirty-four vessels, all of which are currently under time-charters expiring from March 2020 to April 2028 will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment, given the remaining average estimated useful life of these thirty-four vessels is 20 years as of December 31, 2019. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

        As discussed above, we believe that the appropriate historical period to use as a benchmark for impairment testing of our vessels is the most recent 5 to 15 years, to the extent available, as such averages take into account the volatility and cyclicality of the market. Charter rates are, however, subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, for certain vessels, below their ten to fifteen year historical average.

        In connection with the impairment testing of our vessels as of December 31, 2019, for the thirty-four vessels that our internal analysis suggests may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these thirty-four vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Vessel/Year Built	Break Even re-chartering rate(10) ($ per day)	Assumed Rechartering Rate(11)/Percentage difference between break even and assumed re-chartering rates(12) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
5 × 13,100 TEU vessels (2012)(1)	$18,148	$44,700 / 59.4%	$34,223	$25,718	$25,449	$34,061	$44,751
3 × 10,100 TEU vessels (2011)(2)	$23,656	$37,300 / 36.6%	$26,869	$20,696	$21,043	$28,427	$37,375
2 × 9,580 TEU vessels (2006)(3)	$14,838	$27,400 / 45.8%	$25,549	$19,669	$20,156	$27,418	$36,132
5 × 8,530 TEU vessels (2011 - 2012)(4)	$14,996	$33,600 / 55.4%	$22,884	$17,596	$18,367	$25,395	$33,612
2 × 8,468 TEU vessels (2004)(5)	$13,654	$25,200 / 45.8%	$22,726	$17,473	$18,261	$25,276	$33,464
7 × 6,500 TEU vessels (2009 - 2010)(6)	$13,037	$25,300 / 48.5%	$17,075	$14,533	$13,400	$17,890	$25,350
6 × 4,253 TEU vessels (2008 - 2009)(7)	$8,455	$10,200 / 17.1%	$10,494	$9,422	$9,230	$11,222	$17,606
2 × 4,253 TEU vessels (2007)(8)	$8,414	$10,200 / 17.5%	$10,494	$9,422	$9,230	$11,222	$17,606
2 × 3,314 TEU vessels (2004)(9)	$8,816	$9,100 / 3.1%	$9,486	$8,913	$8,588	$9,711	$15,127

(1)
Our five 13,100 TEU vessels are under long-term time charter contracts with Hyundai with the earliest expiration dates of the charters being as follows: the Hyundai Honour on February 16, 2024, the Hyundai Respect on March 8, 2024, the Maersk Enping on May 3, 2024, the Maersk Exeter on June 7, 2024 and the MSC Ambition on June 29, 2024.

(2)
Our three 10,100 TEU vessels out of which two are under long-term time charter contracts with Hapag Lloyd and one on long-term charter with Yang Ming with the earliest expiration dates of the charters being as follows: the Express Rome on February 28, 2022, the Express Athens on February 26, 2022 and the Express Berlin on April 7, 2022.

(3)
Our two 9,580 TEU vessels are under long-term time charter contracts with MSC with the earliest expiration dates of the charters being as follows: the Pusan C on March 10, 2023 and the Le Havre on March 25, 2023.

(4)
Our five 8,530 TEU vessels are under long-term time charter contracts with CMA-CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Attila on October 9, 2023, the CMA CGM Tancredi on November 24, 2023, the CMA CGM Bianca on January 28, 2024, the CMA CGM Samson on March 16, 2024 and the CMA CGM Melisande on May 30, 2024.

(5)
Our two 8,468 TEU vessels are under long-term time charter contracts with MSC with the earliest expiration dates of the charters being as follows: the Europe on April 5, 2023 and the America on February 4, 2023.

(6)
Our five 6,500 TEU vessels are under long-term time charter contracts with CMA CGM and two on long-term bareboat charter with Yang Ming with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere on February 28, 2022, the CMA CGM Musset on August 10, 2022, the CMA CGM Nerval on October 17, 2022, the CMA CGM

  Rabelais on December 2, 2022, the CMA CGM Racine on January 17, 2023, the Mandate on January 20, 2028 and the Maturity on April 20, 2028.

(7)
Our six 4,253 TEU vessels are under long-term time charter contracts with ZIM with the earliest expiration dates of the charters being as follows: the ZIM Rio Grande on May 20, 2020, the ZIM Sao Paolo on August 8, 2020, the ZIM Kingston on September 19, 2020, the ZIM Monaco on November 18, 2020, the ZIM Dalian on February 14, 2021 and the ZIM Luanda on May 12, 2021.

(8)
Our two 4,253 TEU vessels are under short-term time charter contract with KMTC and Yang Ming with the earliest expiration dates of the charters being as follows: the Seattle C on February 28, 2020 and the YM Vancouver on April 28, 2020.

(9)
Our two 3,314 TEU vessels are under short-term time charter contract with OOCL and MSC with the earliest expiration dates of the charters being as follows: the Singapore on March 24, 2020 and the Colombo on August 16, 2020.

(10)
The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the breakeven re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $574.0 million as of December 31, 2019.

(11)
Re-chartering rate used in our impairment testing as of December 31, 2019, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(12)
The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company's impairment testing analysis.

        If we had used the historical average one-year charter rates for the last 1, 10 or 15 years, the results of our 2019 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, historical average one-year charter rates for the last 5 years had been used in the cash flow forecasts of our three 10,100 TEU vessels, five 6,500 TEU vessels, and two 3,314 TEU vessels and historical average one-year charter rates for the last 3 years had been used in the cash flow forecasts of our three 10,100 TEU vessels and four 6,500 TEU vessels, then the carrying values of the respective vessels as of December 31, 2019, which were under time charters expiring from March 2020 through January 2023 would not have been recovered. On the premise of a 30 year useful life, given that these vessels will have a remaining life above 17 years when they come off charter, the historical 5 to 15 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.

        Furthermore, as discussed above, the Company's internal analysis suggested that another twenty-one vessels had a market value in excess of its carrying value as of December 31, 2019.

Recent Accounting Pronouncements:

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The FASB issued Accounting Standards Update No. 2018-19 "Codification improvements to Topic 326" in December 2018, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases; Accounting Standards Update No. 2019-4 "Codification improvements to Topic 326, Topic 815 and Topic 825" in April 2019, Accounting Standards Update No. 2019-11 "Codification improvements to Topic 326, Financial Instruments-Credit Losses" in November 2019 and Accounting Standards Update No. 2020-2 "Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842)" in February 2020, which clarify or addresses related issues. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

        The following table sets forth, as of February 27, 2020, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	64	President and CEO and Class I Director
Iraklis Prokopakis	69	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	46	Chief Financial Officer and Secretary
Dimitris Vastarouchas	52	Deputy Chief Operating Officer
George Economou	67	Class II Director
Myles R. Itkin	72	Class I Director
Miklós Konkoly-Thege	77	Class III Director
William Repko	70	Class III Director
Petros Christodoulou	59	Class I Director

        The term of our Class II directors expires in 2020, the term of our Class I directors expires in 2021 and the term of our Class III directors expires in 2022. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is Deputy Chairman of the board of directors of The Swedish Club. Additionally, he is a member of the board of directors of the Union of Greek Shipowners and a member of the DNV Council. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.

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

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 23 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

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

        On March 23, 2017, Ocean Rig UDW Inc., its subsidiaries and certain initial supporting creditors entered into a restructuring agreement to be implemented by schemes of arrangement under Cayman Islands law and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code, which restructuring was completed in September 2017.

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

        Petros Christodoulou has been a member of our board of directors since June 2018. Mr. Christodoulou has been a member of the Board of Directors of Guardian Capital Group since 2016 and a member of the Institute of Corporate Directors of Canada. He has also been a member of the Board of Directors of Aegean Baltic Bank since 2017 and a member of the Board of Directors of Minetta Insurance. Mr. Christodoulou was Chief Executive Officer and Chief Financial Officer of Capital Product Partners, an owner of crude, product carriers and containerships, from September 2014 until 2015. From 2012 to 2014, Mr. Christodoulou was the Deputy Chief Executive Officer and Executive Member of the Board of the National Bank of Greece Group, acting as chairman of NBG Asset Management, Astir Palace SA and NBG BankAssurance. Mr. Christodoulou was a member of the Board of Directors of Hellenic Exchanges SA from 2012 to 2014 and Director General of the Public Debt Management Agency of Greece from 2010 to 2014, acting as its Executive Director from 2010 to 2012. Mr. Christodoulou holds an MBA from Columbia University and a Bachelor of Commerce degree from the Athens School of Commerce and Economics.

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

        Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate cash compensation of €1.5 million ($1.7 million) €2.7 million ($3.2 million), including cash bonuses aggregating €1.2 million ($1.4 million), and €1.5 million ($1.8 million) for the years ended December 31, 2019, 2018 and 2017, respectively. Our executive officers are also eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan." We recognized non-cash share-based compensation expense in respect of awards to executive officers of $3.6 million, $1.0 million and nil in the years ended December 31, 2019, 2018, and 2017, respectively.

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

Employees

        We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer. Approximately 1,148 officers and crew members served on board the vessels we own as of December 31, 2019, but are employed by our manager. Crew wages and other related expenses are paid by our manager and our manager is reimbursed by us.

Share Ownership

        The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board of Directors

        At December 31, 2019 and February 27, 2020, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board, subject to the terms of our Stockholders Agreement which limits the size of the board to nine directors. See "Item 10. Additional Information—Stockholders Agreement." Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

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

        To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company's management and will continue to do so in 2020. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

        The board of directors and our company's management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        Our Restated Articles of Incorporation and amended and restated Bylaws are the foundation of our corporate governance. We have adopted a number of key documents that are the foundation of its corporate governance, including:

  •
  a Code of Business Conduct and Ethics for officers and employees;

  •
  a Code of Conduct and Ethics for Corporate Officers and Directors;

  •
  an Ethics and Compliance Policy;

  •
  an Anti-Fraud Policy;

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

Committees of the Board of Directors

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act and within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee is (and, prior to September 2018, one member of our Compensation Committee was) a non-independent director and (2) we have not sought stockholder approval for the adoption of our amended and restated 2006 equity compensation plan and certain issuances of common stock, including the common stock issued in connection with the consummation of the 2018 Refinancing, and we may not seek stockholder approval for future issuances of common stock, as permitted by applicable Marshall Islands law. See "Item 16G. Corporate Governance."

  Audit Committee

        Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko, each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee is responsible for

(1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2019, there were four meetings of the audit committee.

  Compensation Committee

        Our compensation committee consists of Miklós Konkoly-Thege (chairman), William Repko and Petros Christodoulou. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2019, there were four meetings of the compensation committee.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2019, there were four meetings of the nominating and corporate governance committee.

  Equity Compensation Plan

        We have adopted an equity compensation plan, which we refer to as the Plan. The Plan is generally administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or to any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, including employees of our manager. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, will be determined by the plan administrator and set forth in a written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with accounting guidance for share-based compensation.

        The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of shares subject to outstanding unvested awards granted before August 2, 2019. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. These equity awards under our amended and restated 2006 equity compensation plan may be granted by the Company's Compensation Committee or Board of Directors.

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

        Except in connection with a corporate transaction, including any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of common shares or other securities, or similar transactions, we may not, without obtaining stockholder approval, (i) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or base price of such stock appreciation rights, (ii) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original stock options or stock appreciation rights or (iii) cancel outstanding stock options or stock appreciation rights with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. On September 14, 2018, 298,774 shares of restricted stock were granted to our executive officers, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021, subject to the executive's continued employment with the Company as of such dates or earlier death or disability, under its 2016 Equity Compensation Plan, as amended. Additionally, on May 10, 2019, 137,944 shares of restricted stock were granted to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019 and 66,888 restricted shares are scheduled to vest on December 31, 2021. These shares remain subject to satisfaction of the vesting terms, under the Company's 2006 Equity Compensation Plan, as amended. 216,276 shares and 298,774 shares of restricted stock are issued and outstanding as of December 31, 2019 and December 31, 2018, respectively. During 2017, no shares of common stock were granted and on December 14, 2017, the Company cancelled the grant of 25,000 shares to employees from previous year. Refer to Note 17, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

        The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2019, 2018 and 2017, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, Stock Based Compensation, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.    Major Shareholders and Related Party Transactions

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 31.2% of our outstanding common stock as of February 27, 2020. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement.

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

        Management fees in respect of continuing operations under our management agreement amounted to approximately $16.8 million in 2019, $16.8 million in 2018 and $16.9 million in 2017. The related expenses are presented under "General and administrative expenses" on the Consolidated Statement of Operations. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $20.5 million and $18.0 million as of December 31, 2019 and 2018, respectively.

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

  Compensation of Our Manager

        For 2020 we will pay our manager the following fees, which are fixed through the current term of the management agreement expiring on December 31, 2024: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro-rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro-rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

        In 2015, prior to our equity investment, Gemini acquired a 100% interest in entities with capital leases for the containerships Suez Canal and Genoa and the entity with a memorandum of agreement to acquire the containership Catherine C. In February 2016, Gemini acquired the containership Leo C and in August 2019 the containership Belita. Gemini financed these acquisitions with the assumption of capital lease obligations, borrowings under a secured loan facility and an aggregate of $47.4 million of equity contributions from the Company and Virage. We do not guarantee any debt of Gemini or its subsidiaries.

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

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2019, 2018 and 2017, we paid premiums of $4.4 million, $3.9 million and $4.6 million, respectively, to The Swedish Club under these insurance policies.

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

  Sphinx Investment Corp. Director Nominee and Participation Right

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

        Under the terms of the subscription agreement, Sphinx Investment Corp. also has a right to participate in any subsequent issuances of our common stock pro rata based on its percentage ownership of our common stock immediately prior to such issuance.

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

        DIL had also further agreed to commit to backstop, through a cash contribution pursuant to a Subordinated Loan Agreement, dated as of August 10, 2018, between the Company, as borrower, and DIL, any shortfall in the required minimum consolidated cash balance as of September 30, 2018 required under the 2018 Credit Facilities, subject to certain limitations. As there was no shortfall in the required consolidated cash balance as of September 30, 2018, this subordinated loan agreement was not drawn upon by the Company.

  Backstop Agreement

        In connection with the 2018 Refinancing, we have agreed with our lenders to use commercially reasonable efforts to consummate an offering of common stock for aggregate net proceeds of not less than $50 million within 18 months after the 2018 Refinancing Closing Date (the "Follow-on Equity Raise"). In order to facilitate the Follow-on Equity Raise, DIL had entered into an agreement with us, dated as of August 10, 2018 (the "Backstop Agreement"), pursuant to which DIL agreed to purchase up to $10 million of common stock in such offering (at the price offered to the public in such offering, as determined by a special committee of our board of directors comprised solely of disinterested independent directors), to the extent that the proceeds from the Follow-on Equity Raise are less than $50 million. In the event that we had determined not to complete a Follow-on Equity Raise within 18 months after the 2018 Refinancing Closing Date or fail to do so, DIL has agreed to invest an amount equal to $10 million in common stock in a private placement at a price per share no less than the volume weighted average trading price of the common stock on the NYSE over a consecutive thirty (30) trading day period prior to such private placement, which price may be decreased by the committee of disinterested independent directors so long as such price is at least equal to (or greater than) the implied net asset value per share of the Company upon consummation of the private placement.

        If DIL had failed to comply with its obligations under the Backstop Agreement, we would have been entitled to apply all or some of the amount of DIL's unfulfilled obligations under the Backstop Agreement as a credit towards any fees payable by us to the Manager, which is controlled indirectly by DIL, under our management agreement with our Manager.

        In December 2019 we completed an underwritten public offering of our common stock resulting in net proceeds, after underwriting discounts, to us of $54.4 million, including an investment of approximately $17.3 million by DIL, which satisfied our obligation to pursue a Follow-on Equity Raise and DIL's obligations under the Backstop Agreement.

Major Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 27, 2020 held by:

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

        Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 27, 2020 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 24,789,312 shares of common stock outstanding as of February 27, 2020. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	7,736,535	31.2%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	247,637	1.0%
Evangelos Chatzis Chief Financial Officer and Secretary	158,315	*
Dimitris Vastarouchas Deputy Chief Operating Officer	42,138	*
George Economou(2) Director	2,679,400	10.8%
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	15,284	*
William Repko Director	—	—
Petros Christodoulou Director	—	—
All executive officers and directors as a group (9 persons)	10,879,309	43.9%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(3)	7,736,535	31.2%
HSH Nordbank AG(4)	3,138,748	12.7%
Sphinx Investment Corp.(2)	2,679,400	10.8%
The Royal Bank of Scotland Plc(5)	2,517,013	10.2%
RBF Capital LLC(6)	1,435,161	5.8%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (3) below for further detail regarding DIL and the 883 Trust.

(2)
According to an Amendment No. 4 to Schedule 13D filed with the SEC on November 26, 2019, Sphinx Investment Corp. ("Sphinx") is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company. Mr. George Economou, a member of our Board of Directors, may be deemed the beneficial owner of the shares held by Sphinx. The address of Sphinx is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta. Pursuant to a Security Agreement dated January 9, 2017 (the "Pledge Agreement"), between Sphinx and Samsung Heavy Industries Co. Ltd (the "Secured Party"), Sphinx pledged and granted a security interest in 857,142 of these shares in favor of the Secured Party. The Pledge Agreement contains default and similar provisions that are standard for such agreements. Sphinx has retained dividend and voting rights in the pledged shares during the term of the Pledge Agreement, absent a default.

(3)
According to a Schedule 13D/A jointly filed with the SEC on December 2, 2019 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

(4)
Based on information reported on Amendment No. 1 to Schedule 13D filed with the SEC on December 17, 2018 by HSH Nordbank AG. According to this Amendment No. 1 to Schedule 13D and a Schedule 13D filed on December 17, 2018 by Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., HSH Nordbank AG has entered into a Master Funded Sub-Participation and Trust Agreement (the "Sub-Participation Agreement") with an affiliate of Cerberus Capital Management, L.P., Promontoria North Shipping Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of the Republic of Ireland (the "Participant"). Pursuant to the terms of the Sub-Participation Agreement, HSH Nordbank AG retained legal title to the 3,138,748 shares of common stock included in the above table, but is required to carry out the instructions of the Participant as they relate to these shares of Common Stock, including with respect to the voting and disposition thereof. As a result of the arrangements under the Sub-Participation Agreement, according to the Schedule 13D filed on December 17, 2018, Stephen Feinberg, through one or more intermediate entities, possesses the shared power to vote and the shared power to direct the disposition of these 3,138,748 shares of common stock and, thus, may be deemed to beneficially own 3,138,748 shares of our common stock.

(5)
Based on information reported on a Schedule 13G/A jointly filed with the SEC on December 13, 2019 by The Royal Bank of Scotland plc, NatWest Holdings Limited and The Royal Bank of Scotland Group plc.

(6)
Based on information reported on a Schedule 13G/A filed with the SEC on January 21, 2020 by RBF Capital LLC.

        As of February 24, 2020, we had approximately 137 stockholders of record, three of which were located in the United States and held an aggregate of 18,802,985 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 18,510,419 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners, including 233,008 shares which may be deemed to be beneficially owned by our officers and directors resident outside the United States and no shares which may be deemed to be beneficially owned by directors resident in the United States as reflected in the above table. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

        DIL owns approximately 31.2% of our outstanding common stock. This stockholder is able to exert significant influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions. A "Change of Control" will give rise to a mandatory prepayment in full of each of our 2018 Credit Facilities. A "Change of Control" of the Company for these purposes includes the occurrence of the following: (i) Dr. Coustas ceases to be both the Company's Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company's outstanding capital stock or to beneficially own at least 15% and one share of the Company's outstanding capital stock, or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company's outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the 2018 Refinancing) or (y) controls the Company.

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

        The Bankruptcy Trustee of Hanjin Shipping filed an appeal to the High Court (an appellate court in South Korea). On February 13, 2019, the appellate court in South Korea dismissed the appeal filed by the Bankruptcy Trustee of Hanjin Shipping in its entirety upholding the judgement of the First Instance Court of Seoul. On February 28, 2019 the Bankruptcy Trustee of Hanjin Shipping filed an appeal to the Supreme Court of Korea against the judgement rendered by the appellate court in South Korea. On December 27, 2019 the Supreme Court of Korea dismissed the appeal file by the Bankruptcy Trustee of Hanjin Shipping and confirmed the claim amounting to $6.1 million plus interest and legal costs amounting to approximately $1.2 million, which were submitted by the Company.

        The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2019 and 2018.

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

        Dividend Policy.    We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We were not permitted to pay dividends under our 2018 Credit Facilities until (1) we received in excess of $50 million in net cash proceeds from offerings of common stock following the 2018 Refinancing, and (2) the payment in full of the first installment of amortization payable following the consummation of the 2018 Refinancing under each new credit facility. With the sale of our common stock in the public offering completed in December 2019, these conditions are fully satisfied and we will be permitted to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, and declaration and payment of any dividends will be at the discretion of our board of directors. We have not yet adopted a dividend policy with respect to future dividends. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Declaration and payment of any future dividend is subject to the discretion of our board of directors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See "Item 3. Key Information—Risk Factors—Risks relating to our common stock" for a discussion of the risks related to dividend payments, if any.

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

Item 10.    Additional Information

Share Capital

        On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. The reverse stock split reduced the number of the Company's outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company's common stock were not affected by the reverse stock split.

        Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, of which, as of December 31, 2019 and February 27, 2020, 24,789,312 shares were issued and outstanding, and 100,000,000 shares of blank check preferred stock,

$0.01 par value per share, of which, as of December 31, 2019 and February 27, 2020, no shares were issued and outstanding. All of our shares of stock are in registered form.

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

  Supermajority Stockholder Approval

        At the Company's 2018 annual meeting of stockholders on July 20, 2018, the Company's stockholders approved and adopted an amendment to the Company's Restated Articles of Incorporation to require supermajority stockholder approval to take certain actions, which amendment was filed with the Marshall Islands registrar of corporations and became effective on August 10, 2018, prior to the earlier to occur of (1) the fifth (5th) anniversary of the effective date of such amendment and (2) (x) the Company's lenders having the opportunity to register the common stock received by such lenders in the 2018 Refinancing pursuant to a shelf registration statement that has been declared effective by the SEC and (y) the consummation of sales of common stock with aggregate net proceeds to the Company of at least $50.0 million following the 2018 Refinancing Closing Date. With the completion of the Company's common stock offering in the fourth quarter of 2019, the conditions in clause (2) were fully satisfied and these supermajority stockholder approval requirements ceased to apply.

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

  •
  Tag-Along Rights.  The Stockholders Agreement provided for "tag-along" rights in connection with certain sales of our common stock by DIL or its affiliates, until (i) such time as all of the stockholders party to the Stockholders Agreement have had the opportunity to register their shares on an effective shelf registration statement filed with the SEC and (ii) the completion of a registered offering of common stock resulting in net proceeds to us of at least $50 million following the 2018 Refinancing Closing Date, which conditions described in clauses (i) and (ii) were satisfied with the completion of our underwritten public offering of common stock in December 2019.

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

  •
  Dividend Reinvestment Commitment by DIL.  The Stockholders Agreement includes an undertaking by DIL that, until the earlier of the repayment or refinancing in full of the 2018 Credit Facilities and June 30, 2024, it will, within six months of receipt of dividend payments from us, either (i) reinvest 50% of all such cash dividends in the manner described below, or (ii) place such amount into escrow to be released only for the purpose of such reinvestments or to DIL at the repayment or refinancing in full of all our 2018 Credit Facilities. Such reinvestments will be made by way of a subscription for common stock in a public offering by us at the price offered to the public in such offering (as determined by a committee of our board of directors comprising solely of disinterested independent directors) or, if there is no such public offering during that six (6) month period, in a private placement at a price no less than the volume weighted average trading price of our common stock on the NYSE over the consecutive thirty (30) trading day period prior to one business day prior to the closing of such private placement which price may be decreased by a committee of the Board of Directors of the Company comprised solely of disinterested independent directors for so long as such price is at least equal to (or greater than) the implied net asset value per share of the Company upon consummation of the private placement. The shares so issued will benefit from registration rights under the Registration Rights Agreement, described below, subject to certain limitations.

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

        Credit Facilities.    Amendment and Restatement Agreement, dated July 31, 2018, by and among Danaos Corporation, as Borrower, arranged by Aegean Baltic Bank S.A. and HSH Nordbank AG, as Arrangers, with Aegean Baltic Bank S.A., as Agent and Aegean Baltic Bank S.A., as Security Agent, please see "Item 5. Operating and Financial Review and Prospects—2018 Refinancing and 2018 Credit Facilities".

        Amendment and Restatement Agreement in respect of the Facility Agreement dated February 20, 2007 included therein, dated August 1, 2018, by and among Danaos Corporation, as Borrower and its subsidiaries and The Royal Bank of Scotland PLC and Natwest Markets PLC, please see "Item 5. Operating and Financial Review and Prospects—2018 Refinancing and 2018 Credit Facilities".

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

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2019, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the "listing threshold". Since our common stock is our sole class of stock we satisfied the listing threshold for 2019 and expect to continue to do so for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2019. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2019 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

        Approximately 31.2% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

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

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2019. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

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

        The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million, $3.7 million and $3.7 million was reclassified into earnings for the years ended December 31, 2019, 2018 and 2017, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of nil, $1.4 million and nil in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2019, 2018 and 2017.

        Assuming no changes to our borrowings or hedging instruments after December 31, 2019, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2019 would result in a decrease of approximately $1.4 million in our earnings in 2020. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

  Foreign Currency Exchange Risk

        We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2019 we incurred approximately 26.4% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2019, approximately 36.1% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.    Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

Item 15.    Controls and Procedures

  15A. Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2019. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

        In making its assessment of our internal control over financial reporting as of December 31, 2019, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

  15C. Attestation Report of the Independent Registered Public Accounting Firm

        PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2019, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.    Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2019.

Item 16C.    Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019 and 2018.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2019 and 2018 and breaks down these amounts by the category of service.

	2019	2018
	(in thousands of dollars)
Audit fees	$472.8	$588.3
Audit-related fees	—	—

Total fees	$472.8	$588.3

  Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

  Audit-related Fees; Tax Fees; All Other Fees

        No audit-related, tax or other services were provided for the year ended December 31, 2019 and 2018.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any shares of our stock in any of the five years ended December 31, 2019.

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

        As a foreign private issuer we are permitted to follow the corporate governance rules of our home country in lieu of complying with NYSE shareholder approval requirements applicable to certain share issuances and the adoption or amendment of equity compensation plans, specifically NYSE Rules 303A.08, 312.03(a), 312.03(b) and 312.03(c). If we believe that circumstances warrant, we may elect to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve share issuances, without the need for stockholder approval, in lieu of the NYSE rules, as we did in respect of our $200.0 million equity transaction on August 12, 2010 and the issuance of shares in our comprehensive debt refinancing consummated on August 10, 2018. In July 2019, our Board of Directors approved our amended and restated 2016 equity compensation plan in accordance with Marshall Islands law.

Item 16H.    Mine Safety Disclosure

        Not Applicable.

PART III

Item 17.    Financial Statements

        Not Applicable.

Item 18.    Financial Statements

        Reference is made to pages F-1 through F-44 included herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Restated Articles of Incorporation of Danaos Corporation, as amended by Articles of Amendment dated August 10, 2018 and Articles of Amendment dated May 1, 2019
1.2	Amended and Restated Bylaws of Danaos Corporation (incorporated by reference to the Company's Form 6-K filed with the SEC on September 23, 2009)
2.1	Description of Securities
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

Number	Description
4.3	Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)
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
4.7	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company's Form 6-K filed on August 6, 2019)
4.8	Directors' Share Payment Plan (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)
4.9
2006 Equity Compensation Plan (incorporated by reference to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)
4.10
Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 27, 2010)
4.11
Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, Virage International Ltd. and Danaos Corporation (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on March 15, 2016)
4.12
Amendment and Restatement Agreement, dated July 31, 2018, by and among Danaos Corporation, as Borrower, arranged by Aegean Baltic Bank S.A. and HSH Nordbank AG, as Arrangers, with Aegean Baltic Bank S.A., as Agent and Aegean Baltic Bank S.A., as Security Agent (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
4.13
Amendment and Restatement Agreement in respect of the Facility Agreement dated February 20, 2007 included therein, dated August 1, 2018, by and among Danaos Corporation, as Borrower and its subsidiaries and The Royal Bank of Scotland PLC and Natwest Markets PLC (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
4.14
Subordinated Loan Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on August 14, 2018)

Number	Description
8	Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
11.2
Code of Conduct and Ethics for Corporate Officers and Directors (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
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

Date: February 27, 2020

Report of Independent Registered Public Accounting Firm

To the board of directors and the stockholders of Danaos Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
February 27, 2020

We have served as the Company's auditor since 2000.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
	Notes	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$139,170	$77,275
Accounts receivable, net		7,145	9,225
Inventories		8,494	8,884
Prepaid expenses		1,458	1,214
Due from related parties	11	20,512	17,970
Other current assets		13,607	5,182

Total current assets		190,386	119,750

NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $840,429 (2018: $743,924)	4	2,389,874	2,480,329
Deferred charges, net	5	11,455	13,031
Investments in affiliates	6	8,965	7,363
Other non-current assets	7	82,339	59,369

Total non-current assets		2,492,633	2,560,092

Total assets		$2,683,019	$2,679,842

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$11,168	$10,477
Accrued liabilities	8	8,527	11,770
Current portion of long-term debt, net	10	119,673	113,777
Current portion of long-term leaseback obligation, net	4	16,342	—
Accumulated accrued interest, current portion	10	34,137	35,782
Unearned revenue	7	17,960	19,753
Other current liabilities	10	15,273	31,142

Total current liabilities		223,080	222,701

LONG-TERM LIABILITIES
Long-term debt, net	10	1,270,663	1,508,108
Long-term leaseback obligation, net of current portion	4	121,872	—
Accumulated accrued interest, net of current portion	10	156,583	200,574
Unearned revenue, net of current portion	7	28,528	41,730
Other long-term liabilities	10	603	15,876

Total long-term liabilities		1,578,249	1,766,288

Total liabilities		1,801,329	1,988,989

Commitments and Contingencies	16	—	—
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2019 and December 31, 2018)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2019 and December 31, 2018. 24,789,312 and 15,237,456 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	18	248	152
Additional paid-in capital		785,274	727,562
Accumulated other comprehensive loss	7,13	(116,934)	(118,710)
Retained earnings		213,102	81,849

Total stockholders' equity		881,690	690,853

Total liabilities and stockholders' equity		$2,683,019	$2,679,842

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2019	2018	2017
OPERATING REVENUES	14, 15	$447,244	$458,732	$451,731
OPERATING EXPENSES
Voyage expenses	11	(11,593)	(12,207)	(12,587)
Vessel operating expenses	11	(102,502)	(104,604)	(106,999)
Depreciation	4	(96,505)	(107,757)	(115,228)
Amortization of deferred drydocking and special survey costs	5	(8,733)	(9,237)	(6,748)
Impairment loss	4	—	(210,715)	—
General and administrative expenses	11	(26,837)	(26,334)	(22,672)

Income/(loss) from operations		201,074	(12,122)	187,497

OTHER INCOME (EXPENSES):
Interest income		6,414	5,781	5,576
Interest expense		(72,069)	(85,706)	(86,556)
Other finance expenses		(2,702)	(3,026)	(4,126)
Equity income on investments	6	1,602	1,365	965
Gain on debt extinguishment	10	—	116,365	—
Other income/(expense), net	7, 10	556	(50,456)	(15,757)
Loss on derivatives	13	(3,622)	(5,137)	(3,694)

Total Other Expenses, net		(69,821)	(20,814)	(103,592)

Net Income/(Loss)		$131,253	$(32,936)	$83,905

EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share of common stock		$8.29	$(3.10)	$10.70

Diluted earnings/(loss) per share of common stock		$8.09	$(3.10)	$10.70

Basic weighted average number of common shares	19	15,834,913	10,622,839	7,844,595

Diluted weighted average number of common shares	19	16,220,697	10,622,839	7,844,595

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2019	2018	2017
Net Income/(Loss)		$131,253	$(32,936)	$83,905

Other comprehensive income/(loss):
Unrealized losses on available for sale securities	7	(1,846)	(9,771)	(26,607)
Amortization of deferred realized losses on cash flow hedges	13	3,622	3,694	3,694
Accelerated amortization of deferred realized losses on cash flow hedges	13	—	1,443	—

Total Other Comprehensive Income/(Loss)		1,776	(4,634)	(22,913)

Comprehensive Income/(Loss)		$133,029	$(37,570)	$60,992

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars)

	Common Stock
				Accumulated other comprehensive loss
	Number of shares	Par value	Additional paid-in capital		Retained earnings	Total
As of January 1, 2017	7,843	$78	$547,918	$(91,163)	$30,880	$487,713
Net Income	—	—	—	—	83,905	83,905
Net movement in other comprehensive income	—	—	—	(22,913)	—	(22,913)

As of December 31, 2017	7,843	$78	$547,918	$(114,076)	$114,785	$548,705

Net Loss	—	—	—	—	(32,936)	(32,936)
Paid-in capital	—	—	10,000	—	—	10,000
Issuance of common stock	7,096	71	168,641	—	—	168,712
Stock compensation	298	3	1,003	—	—	1,006
Net movement in other comprehensive income	—	—	—	(4,634)	—	(4,634)

As of December 31, 2018	15,237	$152	$727,562	$(118,710)	$81,849	$690,853

Net Income	—	—	—	—	131,253	131,253
Issuance of common stock	9,418	94	53,473	—	—	53,567
Stock compensation	134	2	4,239	—	—	4,241
Net movement in other comprehensive income	—	—	—	1,776	—	1,776

As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income/(loss)	$131,253	$(32,936)	$83,905
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	96,505	107,757	115,228
Amortization of deferred drydocking and special survey costs	8,733	9,237	6,748
Impairment losses	—	210,715	—
Amortization of finance costs	10,795	11,771	11,153
Exit fee accrued on debt	556	2,059	3,169
Debt discount amortization	6,071	3,186	—
Gain on debt extinguishment	—	(116,365)	—
PIK interest	3,375	1,433	—
Loss on sale of securities	—	—	2,357
Payments for drydocking and special survey costs deferred	(7,157)	(13,306)	(7,511)
Stock based compensation	4,241	1,006	—
Amortization of deferred realized losses on interest rate swaps	3,622	5,137	3,694
Equity (income)/loss on investments	(1,602)	(1,365)	(965)
(Increase)/Decrease in:
Accounts receivable	2,080	(2,723)	(2,544)
Inventories	390	(43)	2,554
Prepaid expenses	(244)	20	117
Due from related parties	(2,542)	16,037	(1,404)
Other assets, current and non-current	(17,354)	(13,728)	(9,099)
Increase/(Decrease) in:
Accounts payable	114	(894)	215
Accrued liabilities	(3,295)	(3,456)	(238)
Unearned revenue, current and long-term	(14,995)	(17,529)	(19,301)
Other liabilities, current and long-term	(668)	(1,327)	(7,005)

Net cash provided by operating activities	219,878	164,686	181,073

Cash flows from investing activities
Vessels additions	(5,680)	(2,830)	(4,478)
Advances for vessels additions	(13,173)	(5,420)	—
Advances for vessels acquisition	(2,507)	—	—
Net proceeds from sale of securities	—	—	6,236

Net cash provided by/(used in) investing activities	(21,360)	(8,250)	1,758

Cash flows from financing activities
Proceeds from long-term debt	—	325,852	—
Payments of long-term debt	(262,572)	(440,990)	(189,653)
Proceeds from sale-leaseback of vessels	146,523	—	—
Payments of leaseback obligation	(8,309)	—	—
Payments of accumulated accrued interest	(35,358)	(8,556)	—
Finance costs	(30,474)	(35,005)	—
Paid-in capital	54,440	10,000	—
Share issuance costs	(873)	(169)	—

Net cash used in financing activities	(136,623)	(148,868)	(189,653)

Net increase/(decrease) in cash, cash equivalents and restricted cash	61,895	7,568	(6,822)
Cash, cash equivalents and restricted cash, beginning of year	77,275	69,707	76,529

Cash, cash equivalents and restricted cash, end of year	$139,170	$77,275	$69,707

Supplemental cash flow information
Cash paid for interest	$54,868	$71,915	$74,643

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

        On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company's outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company's common stock were not affected by the reverse stock split.

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

        As of December 31, 2019, Danaos consolidated the vessel owning companies (the "Danaos Subsidiaries") listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Maersk Enping	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	MSC Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C (ex YM Seattle)	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Rewarding International Shipping Inc.	October 1, 2019	(2)	2005	8,463

(1)
Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

(2)
Vessel expected to be delivered in 2020.

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

        Reclassifications in Other Comprehensive Income/(Loss):    The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2019, 2018 and 2017, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income
		2019	2018	2017
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	$3,622	$3,694	$3,694
Accelerated amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	—	1,443	—

Total Reclassifications		$3,622	$5,137	$3,694

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Operations. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017 were $0.2 million loss, $0.1 million loss and $0.4 million loss, respectively.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $139.2 million as of December 31, 2019 (December 31, 2018: $77.3 million) comprised cash balances and short-term deposits.

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

        Deferred Financing Costs:    Loan arrangement fees incurred for obtaining new loans, for loans that have been accounted for as modified and the fees paid to third parties for loans that have been accounted for as extinguished, where there is a replacement debt and the lender remains the same, are deferred and amortized over the loans' respective repayment periods using the effective interest rate method and are presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability. Unamortized deferred financing costs for extinguished facilities are written-off. Loan arrangement fees related to the facilities accounted for under troubled debt restructuring with future undiscounted cash flows greater than the net carrying value of the original debt are capitalized and amortized over the loan respective repayment period using the effective interest rate method. Additionally, amortization of deferred finance costs amounting to $16.9 million, $15.00 million and $11.2 million is included in interest expenses in the Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017, respectively.

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

        The Company charters in two of its vessels Hyundai Honour and Hyundai Respect under a five years sale and leaseback arrangement. The proceeds received by the Company from the buyer-lessor were recognized as a financial leaseback obligation as this arrangement did not qualify for a sale of these vessels. The Company has substantive repurchase obligation of these vessels at the end of the leaseback period or earlier, at the Company's option, and retains the control over these vessels. Each leaseback payment is allocated between the liability and interest expense to achieve a constant interest rate on the leaseback obligation outstanding. The interest element of the leaseback payment is charged under "Interest expense" in the accompanying Consolidated Statements of Operations over the leaseback period.

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

        As of December 31, 2019 and 2018, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charters that range from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the containership market as of December 31, 2019; (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

        As at December 31, 2019, the Company's assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2019, no impairment loss was identified. As at December 31, 2018, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2018, the Company recorded an impairment loss of

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

$210.7 million for ten of its vessels that are held and used, which is reflected under "Impairment loss" in the accompanying Consolidated Statements of Operations.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Accounting for Revenue and Expenses:    The Company derives its revenue from time charters and bareboat charters of its vessels, each of which contains a lease. These charters involve placing the specified vessel at charterers' use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Company such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from the Company's time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed.

        The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2019.

        The Company adopted the new "Leases" standard (Topic 842) on January 1, 2019 using the modified retrospective method. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.

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

        In the future, when interest rates change, actual cash flows will differ from the cash flows measured on the Refinancing closing date. The accounting treatment for changes in cash flows due to changes in interest rates depends on whether there is an increase or a decrease from the spot interest rate used in the initial TDR accounting ("threshold interest rate"). Fluctuations in the effective interest rate after the Refinancing from changes in the interest rate or other cause are accounted for as changes in estimates in the periods in which these changes occur. Upon an increase in the interest rates from the threshold interest rate used to calculate accumulated accrued interest payable, the Company recognizes additional interest expenses in the period the expense is incurred. The additional interest expense is calculated by multiplying the difference between the current interest rate and the threshold interest rate with the current carrying value of the debt. A gain due to decrease in interest rates ('interest windfall') will not be recognized until the debt facilities have been settled and there are no future interest payments. In case there are subsequent increases in interest rates above the threshold interest rate after a previous decrease in interest rates, the carrying amount of the accumulated accrued interest will be reduced by the interest payments in excess of the threshold interest rate until the prior interest windfall due to decrease in the interest rates is recaptured on a cumulative basis.

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

        Earnings/(Loss) Per Share:    The Company has presented net earnings/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. The warrants issued in 2011 were excluded from the diluted earnings/(loss) per share for the year ended December 31, 2019, 2018 and 2017, because they were antidilutive. Unvested shares of restricted stock are included in the calculation of the diluted earnings per share, unless considered antidilutive, based on the weighted average number of shares of restricted stock outstanding during the period.

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan") in 2006 (as amended on August 2, 2019), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with the accounting guidance for share-based compensation arrangements.

        The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. Refer to Note 17, "Stock Based Compensation".

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

Recent Accounting Pronouncements:

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The FASB issued Accounting Standards Update No. 2018-19 "Codification improvements to Topic 326" in December 2018, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases; Accounting Standards Update No. 2019-4 "Codification improvements to Topic 326, Topic 815 and Topic 825" in April 2019, Accounting Standards Update No. 2019-11 "Codification improvements to Topic 326, Financial Instruments-Credit Losses" in November 2019 and Accounting Standards Update No. 2020-2 "Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842)" in February 2020, which clarify or addresses related issues. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Cash, Cash Equivalents and Restricted Cash

        Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Cash and cash equivalents	$139,170	$77,275	$66,895
Restricted cash	—	—	2,812

Total	$139,170	$77,275	$69,707

        The Company was required to maintain cash of $2.8 million as of December 31, 2017 in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company's Consolidated Balance Sheets. This credit facility was fully repaid in July 2018.

4. Fixed Assets, Net

        Fixed assets, net consisted of the following (in thousands):

	Vessel Costs	Accumulated Depreciation	Net Book Value
As of January 1, 2017	$3,554,683	$(647,962)	$2,906,721
Additions	4,478	—	4,478
Depreciation	—	(115,228)	(115,228)

As of December 31, 2017	$3,559,161	$(763,190)	$2,795,971
Additions	2,830	—	2,830
Impairment Loss	(337,738)	127,023	(210,715)
Depreciation	—	(107,757)	(107,757)

As of December 31, 2018	$3,224,253	$(743,924)	$2,480,329
Additions	6,050	—	6,050
Depreciation	—	(96,505)	(96,505)

As of December 31, 2019	$3,230,303	$(840,429)	$2,389,874

        As of December 31, 2019, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2019, the Company's assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2019, no impairment loss was identified.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

        As of December 31, 2018, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the charter market and the vessels' market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company's vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2018, the Company's assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2018, the Company recorded an impairment loss of $210.7 million for ten of its vessels that are held and used, which is reflected under "Impairment loss" in the accompanying Consolidated Statements of Operations.

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

        The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $378.2 million as of December 31, 2019 and December 31, 2018. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        In connection with the 2018 debt refinancing, the Company undertook to seek to refinance two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which refinancing was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years, at the end of which the Company will reacquire the vessels for an aggregate amount of $52.6 million or earlier, at the Company's option, for a purchase price set forth in the agreement. The net proceeds amounting to $144.8 million were applied pro rata to partially repay the existing credit facilities (Club Facility, Credit Suisse Facility, Citibank $114 mil. Facility and Citibank $123.9 mil. Facility) secured by mortgages on such vessels. This arrangement was recorded as a failed sale and leaseback by the Company with the received proceeds recognized as a financial liability. The carrying value of these vessels amount to $271.9 million as of December 31, 2019.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, Net (Continued)

        The scheduled leaseback instalments subsequent to December 31, 2019 are as follows (in thousands):

Instalments due by period ended:
December 31, 2020	$32,611
December 31, 2021	32,522
December 31, 2022	32,521
December 31, 2023	32,521
December 31, 2024	60,733

Total leaseback instalments	190,908
Less: Imputed interest	(52,694)

Total leaseback obligation	138,214
Less: Current leaseback obligation	(16,342)

Leaseback obligation, net of current portion	$121,872

5. Deferred Charges, Net

        Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2017	$8,199
Additions	7,511
Amortization	(6,748)

As of December 31, 2017	$8,962
Additions	13,306
Amortization	(9,237)

As of December 31, 2018	$13,031
Additions	7,157
Amortization	(8,733)

As of December 31, 2019	$11,455

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Investments in affiliates

        In August 2015, an affiliated company Gemini Shipholdings Corporation ("Gemini") was formed by the Company and Virage International Ltd. ("Virage"), a company controlled by the Company's largest shareholder. Gemini acquired a 100% interest in two entities with capital leases for the container vessels Suez Canal and Genoa and two entities that own the container vessels Catherine C and Leo C. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $30.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini's issued and outstanding share capital. As of December 31, 2019, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo C	2002	6,422	February 4, 2016
Springer Shipping Co	Belita	2006	8,533	August 26, 2019

        On August 26, 2019, an affiliated company of Gemini acquired a 8,533 TEU container vessel built in 2006 renamed to Belita for a gross purchase price of $25.3 million.

        The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under "Equity income on investments" in the Consolidated Statements of Operations. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities. The net assets of Gemini total $18.3 million and $15.0 million as of December 31, 2019 and December 31, 2018, respectively. The Company's exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

        A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	2019	2018	2017
Current assets	$6,242	$8,327
Non-current assets	$69,740	$41,155
Current liabilities	$9,892	$5,201
Long-term liabilities	$47,795	$29,254
Net operating revenues	$20,264	$18,885	$17,388
Net income	$3,268	$2,787	$1,969

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Non-current Assets

        Other non-current assets consisted of the following (in thousands):

	2019	2018
Available for sale securities:
ZIM notes, net	$20,078	$21,044
HMM notes, net	11,377	7,847
Equity participation ZIM	—	—
Advances for vessels additions	18,800	5,420
Advances for vessels acquisition	2,507	—
Other assets	29,577	25,058

Total	$82,339	$59,369

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

        The Company recognized $1.6 million, $1.4 million and $1.3 million in relation to their fair value unwinding of ZIM notes in the Consolidated Statements of Operations in "Interest income" for years ended December 31, 2019, 2018 and 2017, respectively. Furthermore, for each of the years ended December 31, 2019, 2018 and 2017, the Company recognized in the Consolidated Statements of Operations in "Interest income", a non-cash interest income of $0.9 million in relation to ZIM notes, which is accrued quarterly with deferred cash payment on maturity.

        Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company's vessels. This amount is recognized in the Consolidated Statements of Operations in "Operating revenues" over the remaining life of the respective time charters. For each of the years ended December 31, 2019, 2018 and 2017, the Company recorded an amount of $6.0 million of unearned revenue amortization in "Operating revenues". As of December 31, 2019, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $5.4 million and $1.1 million, respectively. As of December 31, 2018, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $6.0 million and $6.5 million, respectively. Refer to Note 13, "Financial Instruments—Fair value of Financial Instruments".

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

        On September 1, 2016, the Company sold all HMM shares and the net proceeds were used to repay outstanding debt obligations. Furthermore, for the years ended December 31, 2019, 2018 and 2017, the Company recognized $1.9 million, $1.8 million and $1.8 million, respectively, of non-cash interest income and fair value unwinding of HMM notes under "Interest income" in the Consolidated Statement of Operations.

        On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements. The amortization of unearned revenue is recognized in the Consolidated Statement of Operations under "Operating revenues" over the remaining life of the respective charters. For the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the Company recorded an amount of $8.2 million, $8.8 million and $15.6 million, respectively, of unearned revenue amortization. As of December 31, 2019, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.2 million and $27.0 million, respectively. As of December 31, 2018, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $8.2 million and $35.2 million, respectively. Refer also to Note 13, "Financial Instruments—Fair value of Financial Instruments".

  c. Transfer to Available for sale category

        On March 28, 2017, the Company sold $13.0 million principal amount of HMM Loan Notes 1 maturing in July 2024 carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were received in April 2017. The sale resulted in a loss of $2.4 million, which was recognized in the "Other income/(expenses), net" in the accompanying Consolidated Statements of Operations for year ended December 31, 2017. The proceeds were used to repay related outstanding debt obligations in April 2017. The sale of these notes resulted in a transfer of all remaining held to maturity HMM and ZIM notes into the available for sale securities at fair value. The unrealized losses,

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Non-current Assets (Continued)

which were recognized in other comprehensive loss, are analyzed as follows as of December 31, 2019 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
ZIM notes	$47,171	$20,078	$(27,093)
HMM notes	22,508	11,377	(11,131)

Total	$69,679	$31,455	$(38,224)

Unrealized loss on available for sale securities
Balance as of January 1, 2017	—
Unrealized loss on available for sale securities	$(26,607)

Balance as of December 31, 2017	(26,607)
Unrealized loss on available for sale securities	(9,771)

Balance as of December 31, 2018	$(36,378)
Unrealized loss on available for sale securities	(1,846)

Balance as of December 31, 2019	$(38,224)

        The Company has agreed to install scrubbers on nine of its vessels with contracted obligations therefore, together with estimated costs related to their installation, expected to amount to approximately $37.2 million out of which advances of $18.2 million were paid before December 31, 2019 and the remaining amount of $19.0 million is expected to be paid in 2020. On October 2, 2019, the Company entered into an agreement to acquire a 8,463 TEU container vessel built in 2005 for a gross purchase price of $25.0 million, of which $2.5 million was advanced before December 31, 2019. This vessel is expected to be delivered by the end of May 2020.

        Other assets mainly include non-current assets related to straight-lining of the Company's revenue amounting to $29.6 million and $23.1 million as of December 31, 2019 and December 31, 2018, respectively.

8. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	2019	2018
Accrued payroll	$809	$924
Accrued interest	3,910	6,304
Accrued expenses	3,808	4,542

Total	$8,527	$11,770

        Accrued expenses mainly consisted of accruals related to the operation of the Company's fleet and other expenses as of December 31, 2019 and December 31, 2018.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements

  Charters-out

        As of December 31, 2019, the Company generated operating revenues from its 55 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to April 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

        The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as of December 31, 2019 (in thousands):

2020	$383,412
2021	339,528
2022	270,307
2023	187,727
2024	57,070
2025 and thereafter	62,214

Total future rentals	$1,300,258

        The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as of December 31, 2018 (in thousands):

2019	$366,659
2020	345,174
2021	319,423
2022	257,533
2023	172,454
2024 and thereafter	116,111

Total future rentals	$1,577,354

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net

        Long-term debt consisted of the following (in thousands):

Credit Facility	Balance as of December 31, 2019	Balance as of December 31, 2018
The Royal Bank of Scotland $475.5 mil. Facility	$458,604	$474,743
HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility	372,340	379,762
Citibank $114 mil. Facility	74,402	110,644
Credit Suisse $171.8 mil. Facility	115,759	167,990
Citibank—Eurobank $37.6 mil. Facility	27,455	35,544
Club Facility $206.2 mil.	143,389	202,439
Sinosure Cexim—Citibank—ABN Amro $203.4 mil. Facility	40,680	61,020
Citibank $123.9 mil. Facility	88,793	122,523
Citibank $120 mil. Facility	100,245	115,973
Fair value of debt	(19,994)	(26,065)
Comprehensive Financing Plan exit fees accrued	22,139	21,583

Total long-term debt	$1,423,812	$1,666,156

Less: Deferred finance costs, net	(33,476)	(44,271)
Less: Current portion	(119,673)	(113,777)

Total long-term debt net of current portion and deferred finance cost	$1,270,663	$1,508,108

        Each of the new credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, the Company's investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees. As of December 31, 2019, fifty-three of the Company's vessels, excluding the Hyundai Honour and Hyundai Respect, having a net carrying value of $2,118.0 million as of December 31, 2019, were subject to first and second preferred mortgages as collateral to the Company's credit facilities.

        As of December 31, 2019, there was no remaining borrowing availability under the Company's credit facilities. The weighted average interest rate on long-term borrowings (including leaseback obligations) for the years ended December 31, 2019, 2018 and 2017 was 6.1%, 4.3% and 3.1%, respectively. Total interest paid (including interest on leaseback obligations) during the years ended December 31, 2019, 2018 and 2017 was $54.9 million, $71.9 million and $74.6 million, respectively. The total amount of interest cost incurred and expensed (including interest on leaseback obligations) in 2019 was $55.2 million (2018: $70.7 million, 2017: $75.4 million).

The Refinancing and the 2018 Credit Facilities

        The Company entered into a debt refinancing agreement with certain of its lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing (the "Refinancing") which was consummated on August 10, 2018 (the "Closing Date") that superseded, amended and supplemented the terms of each of the Company's then-existing credit facilities (other than the Sinosure-CEXIM-

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Citibank-ABN Amro credit facility which is not covered thereby). The Refinancing provided for, among other things, the issuance of 7,095,877 new shares of common stock to certain of the Company's lenders (which represented 47.5% of the Company's outstanding common stock immediately after giving effect to such issuance and diluted existing shareholders ratably), a principal amount debt reduction of approximately $551 million, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and $325.9 million of new debt financing from one of the Company's lenders—Citibank (the "Citibank—New Money"). The Company's largest stockholder, Danaos Investment Limited as Trustee of the 883 Trust ("DIL"), contributed $10 million to the Company on the Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. The maturities of most of the new loan facilities covered by this debt refinancing were extended by five years to December 31, 2023 (or, in some cases, June 30, 2024).

        In addition, the Company agreed to make reasonable efforts to source investment commitment for new shares of common stock with net proceeds not less than $50 million in aggregate no later than 18 months after the Closing Date ($10 million of which is to be underwritten by DIL). Danaos sold 9,418,080 shares of common stock in the public offering completed in December 2019 raising aggregate proceeds net of underwriting discounts of $54.4 million. Refer also to Note 18, "Stockholder's Equity".

        As part of the Refinancing the Company entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due by December 31, 2023 through an amendment and restatement or replacement of existing credit facilities. The following are the new term loan credit facilities (the "2018 Credit Facilities"):

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Interest and Fees

        The interest rate payable under the 2018 Credit Facilities (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of $282 million principal related to the RBS Facility and HSH Facility, which tranches have maturity dates of June 30, 2024.

        The Company was required to pay a cash amendment fee of $69.2 million in the aggregate, out of which $30.5 million and $23.9 million was paid in cash in the years ended December 31, 2019 and 2018, respectively. The remaining amount of $14.8 million will be paid in instalments in 2020 and is presented under "Other current liabilities" as of December 31, 2019. The unpaid amendment fee of $30.5 million was accrued under "Other current liabilities" and of $14.8 million under "Other long-term liabilities" in the consolidated balance sheet as of December 31, 2018. Of the cash amendment fee, $17.2 million was deferred and is amortized over the life of the respective credit facilities with the effective interest method and $52.0 million was expensed to the consolidated statement of operations in the year ended December 31, 2018.

        The Company was also required to issue 1,052,179 shares of common stock as part of the amendments fees on the Closing Date, or $25.0 million fair value in the aggregate. Of this amount, recognition of $18.1 million was deferred and is amortized over the life of the respective credit facilities with the effective interest method and $6.9 million was expensed in the accompanying consolidated statements of operations in the year ended December 31, 2018. The fair value of the shares issued at the Closing Date are based on a Level 1 measurement of the share's price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split the Company effected on May 2, 2019) as of August 10, 2018.

        The Company incurred $51.3 million and $14.3 million of professional fees related to the refinancing discussions with its lenders reported under "Other income/(expenses), net" in the accompanying consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively. Additionally, the Company deferred $11.7 million of professional fees related to the Citibank facilities and is amortized over the life of the respective credit facilities.

Covenants, Events of Defaults, Collaterals and Guarantees

        The 2018 Credit Facilities contain financial covenants requiring the Company to maintain:

  (i)
  minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (ii)
  minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter,

  (iii)
  minimum liquidity of $30 million throughout the term of the 2018 Credit Facilities,

  (iv)
  maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter,

  (v)
  minimum interest coverage ratio of 2.50x throughout the term of the 2018 Credit Facilities and

  (vi)
  minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

        The 2018 Credit Facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to the Company's business, the Company's common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in the Company's fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective new credit facilities.

        In connection with the refinancing, the Company has refinanced two of its 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect in April 2019. See the Note 4 "Fixed Assets, Net" for further details.

Exit Fee

        As of December 31, 2019 and 2018, the Company has an accrued Exit Fee of $22.1 million and $21.6 million, respectively, relating to its debt facilities and is reported under "Long-term debt, net" in the consolidated Balance Sheets. The payment of the exit fees accrued under the long-term debt prior to the debt refinancing shall be postponed on the earlier of maturity, acceleration or prepayment or repayment in full of the amended facilities or the relevant facility refinancing. The exit fees will accrete in the consolidated statement of operations of the Company over the life of the respective facilities covered by the Refinancing (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) up to the agreed full exit fees payable amounting to $24.0 million.

Sinosure-CEXIM-Citibank-ABN Amro credit facility and KEXIM-ABN Amro credit facility

        On the Closing Date the Company amended and restated the Sinosure-CEXIM-Citibank-ABN Amro credit facility, dated as of February 21, 2011, primarily to align its financial covenants with those contained in the new credit facilities and provide second lien collateral to lenders under certain of the 2018 Credit Facilities.

        On June 27, 2018, the Company gave notice to the lenders under the KEXIM-ABN Amro credit facility and fully repaid the $17.5 million outstanding under this facility on July 20, 2018.

Principal Payments

        The Sinosure—Cexim—Citibank—ABN Amro credit facility provides for semi-annual amortization payments. The 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases as indicated below, June 30, 2024). After giving effect to the debt

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

refinancing consummated on August 10, 2018, scheduled debt maturities of total long-term debt subsequent to December 31, 2019 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments*	Total principal payments
December 31, 2020	$119,673	—	$119,673
December 31, 2021	119,603	—	119,603
December 31, 2022	89,773	—	89,773
December 31, 2023	77,194	717,538	794,732
June 30, 2024	—	297,886	297,886

Total long-term debt	$406,243	$1,015,424	$1,421,667

*
The final payments include the unamortized remaining principal debt balances under the 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, the Company is also subject to quarterly variable principal amortization based on actual free cash flows, which are included under "Final payments" in this table.

Accounting for the Restructuring Agreement

        The Company performed an accounting analysis on a lender by lender basis to determine which accounting guidance applied to each of the amendments to its existing credit facilities as part of the 2018 Refinancing. The following guidance was used to perform the analysis:

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

  (ii)
  For lenders on which the Company concluded that the above changes to the terms of long-term debt do not constitute a troubled debt restructuring as no concession has been granted, the Company applied the guidance in ASC 470-50, Modifications and Extinguishments. The accounting treatment is determined by whether (1) the lender (creditor) remains the same and (2) terms of the new debt and original debt are substantially different.

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

        Based on the analysis, the Company concluded for the lenders that participated in both the credit facilities existing immediately prior to the 2018 Refinancing and the 2018 Credit Facilities, the following accounting:

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

  (i)
  As of the Closing Date, the outstanding balance of HSH Facility was $639.2 million. In exchange for reduction of principal of $251.0 million, the lenders received a total of 3.5 million shares of common stock with a fair value of $83.9 million, resulting in a net concession of $167.1 million. Accumulated accrued interest of $129.3 million was recognized using the Libor rate of 2.34% as of August 10, 2018. The TDR accounting guidance requires the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. For the HSH Facility, the total undiscounted future cash flows total $518.6 million, which results in a gain of $36.6 million. The amendment fees to be paid to HSH Facility lenders of $9.5 million were recorded in the consolidated statement of operations and reduced the net gain on debt extinguishment in the year ended December 31, 2018.

  (ii)
  As of the Closing Date, the outstanding balance of RBS Facility was $660.9 million. In exchange for reduction of principal of $179.2 million, the lender received a total of 2.5 million shares of common stock with a fair value of $59.9 million, resulting in a net concession of $119.3 million and accumulated accrued interest of $119.3 million as of August 10, 2018. The TDR accounting guidance requires the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. For the RBS Facility, the undiscounted cash flows exceed the recorded value of the modified debt, and as such, the modified and new debt is accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. The

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

    amendment fees to be paid to RBS of $9.3 million were deferred and is recognized through the consolidated statement of operations using the effective interest method.

        Following the issuance of the shares of common stock, HSH and RBS are considered related parties. The fair value of the shares issued at the Closing Date are based on a Level 1 measurement of the share's price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split the Company effected on May 2, 2019) as of August 10, 2018.

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

  (ii)
  The present value of the cash flows for all of the Existing Citibank facilities amounting to $152.9 million plus the Citibank—New Money amounting to $325.9 million, was substantially different from the present value of the remaining cash flows under the terms of the original instrument prior to the debt refinancing, and, as such, accounted for the debt refinancing as an extinguishment. Accordingly, we derecognized the carrying value of the prior Citibank debt facilities and recorded the refinanced debt at fair value totaling $448.2 million. Total new fees of $49.5 million were recorded directly in the consolidated statement of operations under the gain on debt extinguishment in the year ended December 31, 2018. The fair value of the new Citibank facilities was determined by the Company through an independent valuation using an issue date, risk adjusted market interest rate of 7.15% per annum, similar to the market yield for unsecured high yield bonds to the shipping companies, and considered to be a Level 2 input in the ASC 820 fair value hierarchy.

        The outstanding principal and related exit fee payable for the Deutsche Bank Facility, the EnTrustPermal portion of the Club Facility and the ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management—National Bank of Greece Facility ("Other facilities") totaling $450.8 million were extinguished with the proceeds from the Citibank—New Money amounting to $325.9 million and with corporate cash amounting to $12.0 million, resulting in a net gain on debt extinguishment of $89.3 million in the year ended December 31, 2018.

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

        Management fees in 2019 amounted to approximately $16.8 million (2018: $16.8 million, 2017: $16.9 million), which are presented under "General and administrative expenses" on the Consolidated Statements of Operations. Commissions to the Manager in 2019 amounted to approximately $5.3 million (2018: $5.4 million, 2017: $5.3 million), which are presented under "Voyage expenses" in the Consolidated Statements of Operations.

        The Company pays advances on account of the vessels' operating expenses. These prepaid amounts are presented in the consolidated balance sheet under "Due from related parties" totaling $20.5 million and $18.0 million as of December 31, 2019 and 2018, respectively.

        The Company employs its executive officers. The executive officers received an aggregate of €1.5 million ($1.7 million), €2.7 million ($3.2 million), including cash bonuses aggregating €1.2 million ($1.4 million), and €1.5 million ($1.8 million) in cash compensation for the years ended December 31, 2019, 2018 and 2017, respectively. An amount of $0.2 million and $0.6 million was due to executive officers and is presented under "Accounts payable" in the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $3.6 million, $1.0 million and nil in the years ended December 31, 2019, 2018, and 2017, respectively.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2019, 2018 and 2017 the Company paid premiums to The Swedish Club of $4.4 million, $3.9 million and $4.6 million, respectively, which are presented under Vessel operating expenses in the Consolidated Statements of Operations. As of December 31, 2019 and 2018, the Company did not have any outstanding balance to The Swedish Club.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        All of the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2019. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company's shareholder composition and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company's control.

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

        Interest Rate Swaps:    The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million, $3.7 million and $3.7 million was reclassified into earnings for the years ended December 31, 2019, 2018 and 2017, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of nil, $1.4 million and nil in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2019, 2018 and 2017, respectively. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

  Fair Value of Financial Instruments

        The estimated fair values of the Company's financial instruments are as follows:

	As of December 31, 2019		As of December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$139,170	$139,170	$77,275	$77,275
Due from related parties	$20,512	$20,512	$17,970	$17,970
ZIM notes	$20,078	$20,078	$21,044	$21,044
Equity investment in ZIM	—	—	—	—
HMM notes	$11,377	$11,377	$7,847	$7,847
Long-term debt, including current portion	$1,423,812	$1,423,812	$1,666,156	$1,666,156

        The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019 (in thousands):

	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$20,078	$—	$20,078	$—
HMM notes(1)	$11,377	$—	$11,377	$—

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019 (in thousands):

	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,423,812	$—	$1,423,812	$—

        The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2018:

	Fair Value Measurements as of December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,044	$—	$21,044	$—
HMM notes(1)	$7,847	$—	$7,847	$—

        The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2018:

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

(2)
Long-term debt, including current portion is presented gross of deferred finance costs of $33.5 million and $44.3 million as of December 31, 2019 and December 31, 2018, respectively. The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its credit risk and does not include amounts related to the accumulated accrued interest.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2019	2018	2017
CMA CGM	36%	35%	34%
HMM Korea	24%	24%	31%
YML	13%	16%	14%

15. Operating Revenue by Geographic Location

        Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2019	2018	2017
Australia—Asia	$222,328	$255,476	$284,302
Europe	211,312	196,880	165,639
America	13,604	6,376	1,790

Total Revenue	$447,244	$458,732	$451,731

16. Commitments and Contingencies

        On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company's vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping's remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping's creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2019 and 2018.

        There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. Furthermore, the Company does not have any commitments outstanding.

        See the Note 7 "Other Non-current Assets" for capital commitments related to the installation of scrubbers on certain of the Company's vessels and to the contracted acquisition of a vessel and the Note 4 "Fixed Assets, Net" for buyback obligation related to the sale and leaseback arrangement.

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

        On September 14, 2018, the Company granted 298,774 shares (4,182,832 shares before the 1-for-14 reverse stock split) of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. Additionally, on May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019 and 66,888 restricted shares are scheduled to vest on December 31, 2021. These restricted shares are subject to satisfaction of the vesting terms, under the Company's 2006 Equity Compensation Plan, as amended. 216,276 shares and 298,774 shares of restricted stock are issued and outstanding as of December 31, 2019 and December 31, 2018, respectively. During 2017, no shares of common stock were granted and as of December 14, 2017, the Company cancelled the grant of 25,000 shares to employees from previous year.

        The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company's Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

        The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in common stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2019, 2018 and 2017, none of the directors elected to receive shares as compensation.

18. Stockholders' Equity

        In December 2019, the Company completed the sale of 9,418,080 shares of common stock in the public offering raising aggregate proceeds net of underwriting discounts of $54.4 million, including an investment of approximately $17.3 million by DIL. Additionally the Company incurred approximately $0.9 million of related share issuance costs.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stockholders' Equity (Continued)

        On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company's outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company's common stock were not affected by the reverse stock split.

        Our largest stockholder DIL contributed $10 million to the Company in connection with the consummation of the Refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.

        Additionally, on August 10, 2018, in connection with this debt refinancing, the Company issued 7,095,877 shares new shares of common stock to certain of the Company's lenders, which represented 47.5% of the outstanding common stock immediately after this issuance.

        On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. Additionally, on May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019 and 66,888 restricted shares are scheduled to vest on December 31, 2021. These restricted shares are subject to satisfaction of the vesting terms, under the Company's 2006 Equity Compensation Plan, as amended. 216,276 shares and 298,774 shares of restricted stock are issued and outstanding as of December 31, 2019 and December 31, 2018, respectively. During 2017, no shares of common stock were granted and as of December 14, 2017, the Company cancelled the grant of 25,000 shares to employees from previous year.

        As of December 31, 2019 and December 31, 2018, the shares issued and outstanding were 24,789,312 and 15,237,456, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company's authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. During 2017, no shares of common stock were issued.

        During 2019, 2018 and 2017, the Company did not declare any dividends. The Company was not permitted to pay cash dividends under the terms of the 2018 debt refinancing until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied.

        In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the 2011 bank agreement with its lenders and the January 2011 credit facilities to purchase, solely on a cashless exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants expired on January 31, 2019.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Earnings/(Loss) per Share

        The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended December 31 (in thousands):

	2019	2018	2017
Numerator:
Net income/(loss)	$131,253	$(32,936)	$83,905
Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	15,835	10,623	7,845
Effect of dilutive securities:
Share based compensation	386	—	—
Diluted weighted average common shares outstanding	16,221	10,623	7,845

        The issued and outstanding 15,000,000 warrants to purchase shares of the Company's common stock (on a pre-split basis), which expired in January 2019, were excluded from the diluted earnings/(loss) per share for the years ended December 31, 2019, 2018 and 2017, because they were antidilutive. The unvested restricted shares were also excluded from the diluted earnings/(loss) per share for the year ended December 31, 2018, because they were antidilutive.

        Basic and diluted earnings per share amount related to the gain on debt extinguishment of $116.4 million recorded on the debt refinancing in the year ended December 31, 2018 (see Note 10) are $10.95 ($0.78 before the 1-for-14 reverse stock split).

20. Subsequent Events

        On January 13, 2020, the Company entered into an agreement to acquire a 8,626 TEU container vessel built in 2008 for a gross purchase price of $28.0 million. This vessel was delivered on January 23, 2020 and was renamed to Niledutch Lion.

        On February 21, 2020, the Company entered into an agreement to acquire a 8,533 TEU container vessel built in 2005 for a gross purchase price of $23.6 million. This vessel is expected to be delivered by May 30, 2020.