Form 20-F
period 2020-12-31
Danaos Corp
filed 2021-03-04
CIK 1369241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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
None.
As of December 31, 2020, there were 20,449,327 shares of the registrant’s common stock outstanding.
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
☒ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:
☒ Yes   ☐ No

i

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:
•
future operating or financial results;

•
the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;

•
pending acquisitions and dispositions, business strategies and expected capital spending;

•
operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•
general market conditions and container shipping market trends, including charter rates, vessel values and factors affecting supply and demand;

•
our ability to comply with the terms of the agreements entered into in connection with our debt refinancing consummated on August 10, 2018 (the “2018 Refinancing”);

•
our ability to consummate the 2021 Debt Refinancing (as described and defined in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects — 2021 Debt Refinancing”) on the terms contemplated;

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

•
our ability to leverage to our advantage our manager’s relationships and reputation in the containership shipping sector of the international shipping industry;

•
changes in governmental rules and regulations or actions taken by regulatory authorities;

•
potential liability from future litigation; and

•
other factors discussed in “Item 3. Key Information — Risk Factors” of this annual report.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “potential,” “may,” “plan,” “project,” “predict,” and “should” and similar expressions as they relate to us are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. We may also from time to time make forward-looking statements in our periodic reports that we file with the U.S. Securities and Exchange Commission (“SEC”) other information sent to our security holders, and other written materials. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully in “Item 3. Key Information — Risk Factors” and in our other filings with the SEC. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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
All data regarding our fleet and the terms of our charters is as of February 28, 2021. As of February 28, 2021, we owned 60 containerships aggregating 371,262 TEU in capacity. Gemini Shipholdings Corporation (“Gemini”), a Marshall Islands company incorporated in August 2015 and beneficially owned 49% by Danaos Corporation and 51% by Virage International Ltd. (“Virage”), a company controlled by Danaos Corporation’s largest stockholder, owned an additional five containerships of 32,531 TEU aggregate capacity as of February 28, 2021. We do not consolidate Gemini’s results of operations and account for our minority equity interest in Gemini under the equity method of accounting. See “Item 4. Information on the Company — Business Overview — Our Fleet”.
On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in this annual report give effect to this reverse stock split.
Item 1.   Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2.   Offer Statistics and Expected Timetable
Not Applicable.
Item 3.   Key Information
Selected Consolidated Financial Data
The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the five years in the five year period ended December 31, 2020. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Danaos Corporation as of December 31, 2020 and 2019 and each of the three years ended December 31, 2020 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”, and have been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our selected consolidated financial data as of December 31, 2018, 2017 and 2016 and for each of the two years ended December 31, 2017 and 2016 is derived from our consolidated financial statements not included herein.
Our audited consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and the consolidated balance sheets at December 31, 2020 and 2019, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	In thousands, except per share amounts and other data
STATEMENT OF OPERATIONS
Operating revenues	$461,594	$447,244	$458,732	$451,731	$498,332
Voyage expenses	(14,264)	(11,593)	(12,207)	(12,587)	(13,925)
Vessel operating expenses	(110,946)	(102,502)	(104,604)	(106,999)	(109,384)
Depreciation	(101,531)	(96,505)	(107,757)	(115,228)	(129,045)
Amortization of deferred drydocking and special survey costs	(11,032)	(8,733)	(9,237)	(6,748)	(5,528)
Impairment loss	—	—	(210,715)	—	(415,118)
Bad debt expense	—	—	—	—	(15,834)
General and administrative expenses	(24,341)	(26,837)	(26,334)	(22,672)	(22,105)
Gain/(loss) on sale of vessels	—	—	—	—	(36)
Income/(loss) from operations	199,480	201,074	(12,122)	187,497	(212,643)
Interest income	6,638	6,414	5,781	5,576	4,682
Interest expense	(53,502)	(72,069)	(85,706)	(86,556)	(82,966)
Other finance expenses	(2,335)	(2,702)	(3,026)	(4,126)	(4,932)
Equity income/(loss) on investments	6,308	1,602	1,365	965	(16,252)
Gain on debt extinguishment	—	—	116,365	—	—
Other income/(expenses), net	593	556	(50,456)	(15,757)	(41,602)
Unrealized and realized losses on derivatives	(3,632)	(3,622)	(5,137)	(3,694)	(12,482)
Total other expenses, net	(45,930)	(69,821)	(20,814)	(103,592)	(153,552)
Net income/(loss)	$153,550	$131,253	$(32,936)	$83,905	$(366,195)
PER SHARE DATA(1)
Basic earnings/(loss) per share of common stock	$6.51	$8.29	$(3.10)	$10.70	$(46.69)
Diluted earnings/(loss) per share of common stock	$6.45	$8.09	$(3.10)	$10.70	$(46.69)
Basic weighted average number of shares (in thousands)	23,589	15,835	10,623	7,845	7,843
Diluted weighted average number of shares (in thousands)	23,805	16,221	10,623	7,845	7,843
Dividends declared per share	—	—	—	—	—
CASH FLOW DATA
Net cash provided by operating activities	$265,679	$219,878	$164,686	$181,073	$261,967
Net cash provided by/(used in) investing activities	(170,736)	(21,360)	(8,250)	1,758	(9,379)
Net cash used in financing activities	(168,450)	(136,623)	(148,868)	(189,653)	(251,130)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(73,507)	61,895	7,568	(6,822)	1,458
BALANCE SHEET DATA (at year end)
Total current assets	$118,448	$190,386	$119,750	$125,999	$135,954
Total assets	2,714,380	2,683,019	2,679,842	2,986,396	3,127,064
Total current liabilities, including current portion of long-term debt and leaseback obligation	239,685	223,080	222,701	2,379,839	2,566,281
Current portion of long-term debt	155,662	119,673	113,777	2,329,601	2,504,932
Current portion of long-term leaseback obligation	24,515	16,342	—	—	—
Long-term debt, net of current portion	1,187,345	1,270,663	1,508,108	—	—
Long-term leaseback obligation, net of current portion	95,585	121,872	—	—	—
Other long-term liabilities	156,188	185,714	258,180	57,852	73,070
Total stockholders’ equity	$1,035,577	$881,690	$690,853	$548,705	$487,713
Common stock shares outstanding (in thousands)(1)	20,449	24,789	15,237	7,843	7,843
Common stock at par value(1)	204	248	152	78	78
OTHER DATA
Number of vessels at period end	60	55	55	55	55
TEU capacity at period end	371,262	327,616	327,616	327,616	329,588
Ownership days	20,982	20,075	20,075	20,075	20,138
Operating days	20,209	19,736	19,424	19,345	19,057

(1)
Basic and diluted earnings per share, basic and diluted weighted average number of shares, common stock shares outstanding and common stock at par value give retroactive effect to the 1-for-14 reverse stock split effected on May 2, 2019 for all periods presented.

Capitalization and Indebtedness
The table below sets forth our consolidated capitalization as of December 31, 2020:
•
on an actual basis; and

•
on an as adjusted basis to reflect, in the period from January 1, 2021 to February 28, 2021, scheduled debt repayments of $56.2 million, of which $48.4 million related to our 2018 Credit Facilities, $3.4 million related to our Sinosure-CEXIM-Citibank-ABN Amro credit facility, $3.9 million related to our leaseback obligations and $0.5 million related to our SinoPac senior secured credit facility, and the issuance of 110,000 shares of common stock under our equity compensation plan, and excluding the issuance of $300 million aggregate principal amount of senior unsecured notes of Danaos Corporation (the “Senior Notes”) on February 11, 2021.

Other than as described above, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2021 and February 28, 2021.
	As of December 31, 2020
	Actual	As Adjusted(4)(5)
	(US Dollars in thousands)
Capitalization
Debt:
Total debt(1)(2)	$1,505,794	$1,449,626
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 24,788,598 shares issued and 20,449,327 outstanding actual and 24,898,598 shares issued and 20,559,327 outstanding as adjusted(3)	204	206
Additional paid-in capital(3)	755,390	759,466
Accumulated other comprehensive loss	(86,669)	(86,669)
Retained earnings	366,652	366,652
Total stockholders’ equity	1,035,577	1,039,655
Total capitalization	$2,541,371	$2,489,281

(1)
Long-term debt excludes accumulated accrued interest of $154.5 million outstanding as of December 31, 2020. All of the indebtedness reflected in the table is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($89.1 million on an actual basis) and leaseback obligations of our subsidiaries ($123.4 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($1,293.3 million on an actual basis). See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this annual report.

(2)
Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $14.3 million and $25.1 million, respectively.

(3)
Actual and as adjusted issued and outstanding common stock include 215,562 shares of restricted stock, which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

(4)
Does not give effect to our contemplated 2021 Debt Refinancing. We expect to complete the 2021 Debt Refinancing, which remains subject to negotiation and entry into definitive documentation and the satisfaction of customary closing conditions, in March or April 2021. See “Item 5. Operating and Financial Review and Prospects — 2021 Debt Refinancing.”

(5)
Excludes $300 million aggregate principal amount of senior unsecured notes of Danaos Corporation issued on February 11, 2021, which we refer to as the Senior Notes. The net proceeds from the issuance of the Senior Notes have been placed into an escrow account, with Citibank, N.A., as escrow agent, pending use as part of the 2021 Debt Refinancing. We will be required to use the escrowed net proceeds, together with cash on hand, to redeem the Senior Notes at par, plus accrued and unpaid interest to but excluding the redemption date, if the 2021 Debt Refinancing is not completed by August 9, 2021. See “— 2021 Debt Refinancing and “— Senior Notes” in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”
Reasons for the Offer and Use of Proceeds
Not Applicable.

RISK FACTORS
Risk Factor Summary
The risks and uncertainties discussed below could materially and adversely affect our business, financial condition and results of operations and the market price of our securities. Our business, financial condition and results of operations and the market price of our securities could also be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks.
•
The impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing.

•
The volatile container shipping market and difficulty finding profitable charters for our vessels.

•
The failure of our counterparties to meet their obligations under our charter agreements.

•
The loss of one of the limited number of customers that account for a large part of our revenues.

•
Global economic conditions, and the impact on consumer confidence and consumer spending.

•
Our ability to comply with various financial and collateral covenants in our credit facilities.

•
Substantial debt levels could limit our flexibility to obtain additional financing and our ability to service our outstanding indebtedness will depend on our future operating performance.

•
We cannot assure you that we will consummate the 2021 Debt Refinancing.

•
The terms of the $300 million aggregate principal amount of 8.500% Senior Notes due 2028 (the “Senior Notes”) issued by Danaos Corporation on February 11, 2021 contain covenants limiting our financial and operating flexibility.

•
Disruptions in world financial markets and the resulting governmental action could have a further material adverse impact on our results of operations, financial condition and cash flows.

•
A decrease in the level of export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers’ business and could cause a material adverse impact on our business, financial condition, results of operations and cash flows.

•
Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition.

•
Containership values have decreased significantly in recent years, may decrease further, and may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges.

•
We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.

•
The aging of our fleet may result in increased operating costs in the future.

•
Increased competition in technology could reduce our charter hire income and our vessels’ values.

•
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.

•
Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

•
We are exposed to volatility in, and related to the phasing out of, LIBOR and to exchange rate fluctuations.

•
We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

•
Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

•
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

•
Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

•
Uncertainties related to compliance with sanctions and embargo laws.

•
Governments could requisition our vessels during a period of war or emergency, maritime claimants could arrest our vessels and we may be impacted by terrorist attacks or acts of piracy or have contraband smuggled onto our vessels.

•
Our insurance may be insufficient to cover losses due to the shipping industry’s operational risks.

•
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

•
Our business depends upon certain employees who may not necessarily continue to work for us.

•
The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

•
We depend on our Manager to operate our business. Our Manager is a privately held company about which there is little publicly available information.

•
We are a Marshall Islands corporation, which jurisdiction does not have well-developed corporate laws. It also may be difficult to enforce service of process or judgments against us, our officers and directors.

•
We may have to pay tax on U.S.-source income or become a passive foreign investment company.

Risks Inherent in Our Business
Our business, and an investment in our securities, involves a high degree of risk, including risks relating to conditions in the container shipping market, which in recent years has adversely affected the major liner companies which charter our vessels as well as our earnings and cash flows.
The downturn in recent years in the containership market, from which we derive all of our revenues, severely affected the container shipping industry, including the large liner companies to which we charter our vessels, and adversely affected our business. The containership market has generally remained relatively weak since declining sharply in 2008 and 2009 and, despite improving for periods in recent years, including the second half of 2020, remains at levels significantly below those reached prior to 2008. The benchmark rates have declined in all quoted size sectors, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008, at $9,000 at the end of 2018, $13,600 at the end of 2019 and $24,600 at the end of December 2020. However, the rates in 2008 were abnormally high and the December 2020 rates are significantly higher than the average over the last ten years. Charter rates are impacted by various factors, including the level of global trade, including exports from China to Europe and the United States, and containership capacity, which increased significantly during this period. The weakness in the containership market affected the major liner companies which charter our vessels, including Hanjin Shipping which cancelled long-term charters for eight of our vessels after it filed for court receivership in September 2016 and HMM with which we agreed to charter modifications in July 2016. Other liner companies have also reported large losses in recent years, including some of our charterers. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and the earnings on our charters, and similarly, affects our cash flows and liquidity. In 2017 and 2018, as a result mainly of the cancellation of eight charters for our vessels with Hanjin Shipping, we were in breach of covenants in our financing arrangements and had to refinance our indebtedness in a transaction that, among other things, reduced the principal amount of debt outstanding, extended maturities and involved the issuance of a substantial number of shares of our common stock to our lenders. If the recent improvement in the containership charter market does not continue, or the charter market again declines, it could have additional adverse consequences for our industry including limited financing for vessel acquisitions and newbuildings, a less active secondhand market for the sale of vessels, charterers not performing under, or requesting modifications of, existing time charters and loan covenant defaults. A significant downturn in the container shipping industry could adversely affect our ability to service our debt and other obligations, or to refinance our debt, and adversely affect our results of operations and financial condition.
We may have difficulty securing profitable employment for our vessels in the containership market.
Of our 60 vessels, as of February 28, 2021, 19 are employed on time charters expiring in 2021. Depending on the state of the containership charter market when we are seeking to employ these vessels, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.
We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.
We derive all of our revenues from the payment of charter hire by our charterers. Each of our 60 containerships is currently employed under time or bareboat charters with 17 liner companies, with 88% of our revenues in 2020 generated from six such companies. We could lose a charterer or the benefits of a time charter if:
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

In 2016, Hanjin Shipping cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to modifications to the charters for 13 of our vessels with HMM with substantial charter rate reductions. ZIM’s 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, which were scheduled to expire in 2020 or 2021, for six of our vessels.
If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. For instance, all of the eight vessels previously chartered to Hanjin Shipping were rechartered on short-term charters at significantly lower rates, after remaining idle for a number of months in the case of the three 10,100 TEU vessels, following Hanjin Shipping’s cancellation of the charters. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.
Many of the time charters on which we deploy our containerships provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which until recent months has generally experienced weakness with limited recovery since the 2008-2009 economic crisis, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us, with a number of large liner companies announcing efforts to obtain third-party aid and restructure their obligations, including some of our charterers, in recent years. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates given the current situation in the charter market. Gemini, in which we have minority equity investment, faces the same risks with respect to its vessels that it employs on time charters.
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
Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, HMM, Yang Ming, Hapag Lloyd, MSC and ZIM have represented substantial amounts of our revenue. In 2020, approximately 88% of our operating revenues were generated by six customers and in 2019, approximately 91% of our operating revenues were derived from these six customers. As of February 28, 2021, we have charters for 17 of our vessels with CMA CGM, for six of our vessels with each of MSC and Evergreen, for five of our vessels with each of ZIM and HMM, for four of our vessels with COSCO, for three of our vessels with each of Yang Ming and Hapag Lloyd, for two of our vessels with each of OOCL and Maersk and for one of our vessels with each of RCL, SM Lines, KMTC, Niledutch, Samudera, SITC and ONE. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. Some of these liner companies have publicly acknowledged the financial difficulties facing them and reported substantial losses in prior years. In 2016, Hanjin Shipping, from which 10% and 17% of our revenues in 2016 and 2015, respectively, were generated, cancelled the charters for eight of our vessels after it filed for court receivership in September 2016 and in July 2016 we agreed to charter rate reductions under the charters for 13 of our vessels with HMM, from which 24% of our revenues were generated in each of the years 2020, 2019 and 2018. ZIM’s 2014 restructuring agreement with its creditors included a significant reduction in the charter rates payable by ZIM under its time charters, which were scheduled to expire in 2020 or 2021, for six of our vessels. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the financial pressure on these liner companies from the decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.
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
Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, and in 2008 and 2009 the ocean-going container shipping industry experienced severe declines, with charter rates at significantly lower levels than the historic highs of the prior few years. Containership charter rates have since generally remained weak, with brief periods of improvement, as has been the case in recent months, and subsequent declines, remain well below long-term averages and could remain at low levels for an extended period. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy, including due to events such as the coronavirus outbreak, and disruptions in the credit markets may continue to reduce demand for products shipped in containers and, in turn, containership capacity.
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
Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2021, the charters for 19 our vessels, and 2 of Gemini’s vessels, expire in 2021. If the charter market, which despite recent improvement remains below the levels prevailing when many of our multi-year charters were entered into, is depressed when our vessels’ charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

The COVID-19 virus pandemic and the resulting disruptions to the global economy and the container shipping industry could negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.
The outbreak of the COVID-19 virus has in 2020 led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in China, including Chinese ports, where we conduct a significant amount of our operations, and have since expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain.
The COVID-19 pandemic and the global response thereto has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. The severe impact of the pandemic on global economic activity resulted in a global recession and negatively affected global demand for the seaborne transportation of containerized cargoes in the first half of 2020, before demand recovered in the second half of 2020. If such conditions persist and again negatively affect demand for seaborne transportation of containerized cargoes, it could have a material adverse effect on our ability to secure charters at profitable rates, in a timely fashion without a period of off-hire, or at all, particularly for our vessels with charters expiring in 2021, as demand for additional charters could be significantly affected. Of our 65 vessels, including those owned by Gemini, as of February 28, 2021, 21 vessels, 19 of which are below 6,500 TEU in capacity, are employed on time charters expiring in 2021. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time, but may again decline, particularly if the negative impact of the pandemic on global economic activity persists for longer than anticipated. Containerized trade was estimated to have declined by 3.0% in 2020, after declining 3.6% in the first nine months of the year, compared to an estimated decrease in global gross domestic product (“GDP”) of 4.2% in 2020, reflecting the effects of the COVID-19 pandemic. In general, container trade is correlated with global GDP, with container trade growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, due to an extended period of COVID-19 related restrictions or otherwise, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline.
These factors could also have a material adverse effect on the business of our liner company charterers, some of which were already under financial pressure after losses in recent years, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant reductions in revenue and earnings, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants in, or refinance, our credit facilities.
Until such time as the uncertainty surrounding the ability to contain the spread of COVID-19 abates, our business and the shipping industry as a whole may again be impacted by reduced demand for containerized shipping services, and continued disruptions from a reduced workforce and delays in crew changes as a result of quarantines applicable in numerous countries and ports and delays of vessels as a result of port checks due to cases, or suspected cases, of COVID-19 amongst crew, as well as delays in scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades, including the installation of scrubbers and ballast water treatment equipment. For example, we have experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on our vessels and delays in carrying of dry-docking repairs, which resulted in incremental off-hire time of our vessels ultimately leading to decreased operating revenue. In addition, travel restrictions imposed on a global level caused disruptions in scheduled crew changes on our vessels and delays in carrying out certain hull repairs and maintenance during the first quarter of 2020, which disruptions could continue to affect our operations.
The impact of COVID-19 on credit markets and financial institutions could also result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance existing credit facilities and to finance the purchase price of additional vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

Any prolongment of the slowdown in the global economy may continue to negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and decrease rechartering hire rates for our vessels resulting in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.
Containership charter rates and vessel values may affect our ability to comply with various financial and collateral covenants in our credit facilities.
Our credit facilities and other financing arrangements, which are secured by, among other things, mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants. Low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to financial pressure on these liner companies from weak demand for the seaborne transport of containerized cargo or otherwise, may adversely affect our ability to comply with these covenants. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. As a result of depressed containership market conditions, and the cancellation of eight of our charters by Hanjin Shipping in conjunction with its 2016 filing for bankruptcy court protection, we were in breach of the financial covenants in our prior financing arrangements that were refinanced and replaced by our 2018 Credit Facilities, as defined under “Item 5. Operating and Financial Review and Prospects — 2018 Refinancing and 2018 Credit Facilities.”
Our 2018 Credit Facilities contain financial covenants with which we were in compliance as of December 31, 2020 and that require us to maintain:
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

Our other credit facilities and our existing leaseback arrangement generally contain similar financial covenants, however, the collateral to loan value coverage ratio required varies to some degree between these financing arrangements. See “— 2020 Credit Facilities” and “— 2018 Refinancing and 2018 Credit Facilities” in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects. Our New Senior Secured Credit Facility and New Leaseback Agreement (each as defined in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects — 2021 Debt Refinancing”), which we expect to enter into to implement our contemplated 2021 Debt Refinancing, are expected to contain generally similar financial covenants. See “Item 5. Operating and Financial Review and Prospects — 2021 Debt Refinancing.”
If we are unable to meet our covenant compliance obligations under our credit facilities and other financing arrangements, and are unable to reach an agreement with our lenders to obtain compliance waivers, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. Any such default could result in cross-defaults under our other credit facilities and financing arrangements, including the Senior Notes, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of any of our vessels would have a material adverse effect on our operating results and financial condition and could impair our ability to operate our business.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.
We have aggregate principal amount of indebtedness, including leaseback obligations, outstanding of $1.5 billion, as of December 31, 2020. In addition to the Senior Notes, New Leaseback Agreement and New Senior Secured Credit Facility, which we expect to enter into to implement our contemplated 2021 Debt Refinancing, we may seek to incur substantial additional indebtedness, as market conditions warrant, to grow our fleet to the extent that we are able to obtain such financing, such as under the Macquarie Bank senior secured credit facility we entered into to finance a portion of the acquisition price of two containerships in December 2020. This level of debt could have important consequences to us, including the following:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•
we will need to use a substantial portion of our free cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for future business opportunities;

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
In addition, we do not have any additional amounts available for borrowing under our existing credit facilities, and we do not expect to have any additional borrowing capacity under our credit facilities and financing arrangements immediately after completing the 2021 Debt Refinancing. Accordingly, we are currently dependent on our cash flows from operations to meet our operating expenses and debt service obligations. If we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, or if our existing financing arrangements do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our credit facilities and Senior Notes. Our current financing arrangements also impose, and future financing arrangements may impose, operating and financial restrictions on us that may limit our ability to take certain actions, including the incurrence of additional indebtedness by existing subsidiaries, creating liens on our existing assets and selling capital stock of our existing subsidiaries.
We cannot guarantee that we will be able to realize the anticipated benefits from the 2018 Refinancing or that we will be able to consummate our contemplated 2021 Debt Refinancing, including the transactions contemplated by the New Senior Secured Credit Facility and New Leaseback Agreement, which remain subject to negotiation and customary closing conditions. If we are unable to meet our obligations, we would need to reach another arrangement with our creditors, which may be on terms that are less favorable to us than those of the transactions entered into in connection with the 2018 Refinancing or those of our contemplated 2021 Debt Refinancing. Notwithstanding the 2018 Refinancing and, if consummated, our contemplated 2021 Debt Refinancing, we will remain significantly leveraged and continue to face risks associated with a highly leveraged company.
We cannot assure you that we will consummate our contemplated 2021 Debt Refinancing.
We expect to enter into our New Senior Secured Credit Facility and our New Leaseback Agreement and to use proceeds therefrom, together with the net proceeds from the offering of Senior Notes and cash on hand, including cash from operations generated during the period from December 31, 2020 to the closing date of the 2021 Debt Refinancing, to refinance a substantial portion of our existing indebtedness. We have signed a commitment letter for our New Senior Secured Credit Facility, which remains subject to negotiation and entry into definitive documentation and the satisfaction of customary closing conditions, and have entered into definitive documentation for the New Leaseback Agreement, which remains subject to the satisfaction of customary closing conditions. We cannot assure you that we will enter into the New Senior Secured Credit Facility, by the April 27, 2021 termination date of the commitment letter for such facility or otherwise, or, if we do so, that we will be able to borrow all or any of the amounts committed thereunder or under our New Leaseback Agreement. If we do not enter into our New Senior Secured Credit Facility, or if we are unable to borrow all or any of the amounts committed thereunder or under our New Leaseback Agreement, we may not be able to consummate the 2021 Debt Refinancing on terms as favorable to us as those currently contemplated, or at all. In such circumstances, our financial condition and ability to service our indebtedness may be materially adversely affected.
In addition, should we fail to consummate the contemplated 2021 Debt Refinancing by August 9, 2021, we will be obligated to redeem the Senior Notes. See “Item. 5 Operating and Financial Review and Prospects — Senior Notes.”
The terms of the Senior Notes contain covenants limiting our financial and operating flexibility.
Covenants contained in the documentation relating to the Senior Notes restricts our ability and the ability of our subsidiaries to, among other things:
•
pay dividends, make distributions, redeem equity interests and make certain other restricted payments or investments;

•
incur additional indebtedness or issue certain equity interests;

•
merge, consolidate or sell all or substantially all of our assets;

•
issue or sell capital stock of some of our subsidiaries;

•
create liens on assets; and

•
enter into certain transactions with affiliates or related persons.

All of these limitations are subject to limitations, exceptions and qualifications. These restrictive covenants could limit our ability to pursue our growth plan, restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions. We may enter into additional financing arrangements in the future which could further restrict our flexibility. Any defaults of covenants contained in the notes may lead to an event of default under the Senior Notes and the indenture and may lead to cross-defaults under our other indebtedness.
We may be unable to comply with covenants in future financing arrangements that impose operating and financial restrictions on us.
Any future credit facility we enter into will impose, operating and financial restrictions on us and our subsidiaries. These restrictions in our credit facilities will likely generally limit our shipowning subsidiaries’ ability to, among other things:
•
incur additional indebtedness, create liens or provide guarantees;

•
enter into any non-arms’ length transaction;

•
sell or otherwise dispose of assets, including our ships;

•
engage in merger transactions;

•
enter into, terminate or amend any charter;

•
amend our shipbuilding contracts;

•
change the manager of our ships;

•
undergo a change in ownership; or

•
acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities or pay dividends on our shares.
Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A failure to comply with covenants and restrictions or to meet our payment and other obligations could lead to defaults under our debt obligations which could cause our payment obligations to be accelerated. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. If we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on the assets securing such debt, which would materially and adversely impact our business, financial condition, results of operations and cash flows. In addition, a default under one of our debt obligations could result in the cross-acceleration of our other indebtedness.
Disruptions in world financial markets and the resulting governmental action could have a further material adverse impact on our results of operations, financial condition and cash flows.
The global economy has generally improved recently but remains subject to significant downside economic risks, as well as geopolitical risks, the emergence of populist and protectionist political movements in advanced economies and extraordinary events such as the ongoing coronavirus outbreak, which may negatively impact global economic growth, disrupt financial markets, and may lead to weaker consumer demand. A slowdown in the global economy may result in a decrease in worldwide demand for products transported by containerships. These issues, along with the re-pricing of credit risk and the difficulties being experienced by some financial institutions have made, and will likely continue to make, it difficult to obtain financing in the shipping industry. As a result of past disruptions in the credit markets, the cost of obtaining bank financing in the shipping industry has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.
We face risks attendant to changes in economic environments, changes in interest rates, and any instability in the banking and securities markets around the world, among other factors. Major market disruptions and adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows.
In addition, as a result of the economic situation in Greece, which has been slowly recovering from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece’s political and economic stability, which may adversely affect our operations and those of our Manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our Manager located in Greece.

If global economic conditions weaken, particularly in Europe and in the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.
Global economic conditions impact worldwide demand for various goods and, thus, container shipping. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world’s fastest growing economies in recent years, can have a significant impact on the demand for container shipping. However, if China’s pace of growth declines, as recent reports indicate may be occurring, and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, or “EU”, and thus, may negatively impact container shipping demand. For example, the introduction of tariffs on selected imported goods mainly from Asia has provoked retaliatory measures from the affected countries, including China, which may create impediments to trade. Risks remaining from the recent recovery in Europe, including the possibility of sovereign debt defaults by EU member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for four of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.
In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including from the United States, could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations and cash flows.
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
President Donald Trump was elected on a platform promoting trade protectionism and has instituted large tariffs on a wide variety of goods, including from China, which has led to retaliatory tariffs from leaders of other countries including China. These policy pronouncements created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. It is currently unclear what policies President Joseph Biden will pursue. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.
Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business.
Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping. In addition, reforms in China for a gradual shift to a “market economy” including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.
Any new or increased trade barriers or restrictions on trade would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow, and our ability to service or refinance our debt.
Demand for the seaborne transport of products in containers has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.
Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remains below the levels experienced before the global economic crisis of 2008 and 2009. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased. As of the end of December 2020, approximately 1.2% of the world containership fleet was estimated to be out of service, compared to approximately 6% at the end of 2019 and the historic high of 12% in December 2009. Newbuilding containerships representing approximately 9.9% of the existing global fleet capacity were under construction at the end of December 2020, which may result in a surplus of containership capacity reducing charterhire rates or increasing the number of unemployed vessels. Many liner companies, including some of our customers, reported substantial losses in recent years, as well as having announced plans to reduce the number of vessels they charter-in and enter into consolidating mergers and cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the reduced demand for marine transportation of containerized cargo.
Any decline in demand for the services of our liner company customers could reduce demand for containerships and increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates under the charters for our vessels, such as we agreed with HMM in 2016 and ZIM in 2014 and Hanjin Shipping’s cancellation of long-term charters for eight of our vessels in 2016. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant reductions in revenue and earnings, which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.
An over-supply of containership capacity may adversely affect charter rates and our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.
While the size of the containership order book has declined from the historic highs reached in mid-2008, at the end of 2020 newbuilding containerships representing approximately 9.9% of the existing global fleet capacity at that time, and a higher percentage of large containerships. Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a low level of demand for the seaborne transport of containers as has been the case in much of the recent years, could negatively affect charter rates or prolong the period during which low charter rates prevail, which continued liner company consolidation may accentuate. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the charter rate environment is weak when the current charters for our containerships expire, including those employed on multi-year charters arranged during periods of stronger prevailing charter rates, or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.
Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.
One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, such as the five vessels we acquired in 2020. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, in light of the downturn in the containership charter market, other containership owners have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:
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

We face substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that other marine transportation companies may also enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters and, in stronger market conditions, for secondhand vessels and newbuildings.
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
One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments, we would generally expect to target somewhat shorter charter terms, particularly for smaller vessels. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed or insufficient funds are available to cover our financing costs for related containerships.
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

The shipbuilders with which we contract for any newbuilding may be affected by instability in the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under any newbuilding contracts we enter into, which would be banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our financing arrangements.

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
Containership values declined significantly in recent years, and may again decline or remain at relatively low levels, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges, such as the $210.7 million and $415.1 million impairment losses we recorded as of December 31, 2018 and December 31, 2016, respectively, for our vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.
The market values of the containerships in our fleet, which have increased in recent months, remain significantly lower than prior to the downturn that began in the second half of 2008, due in part to the decline in containership charter rates. Containership values may not continue to improve or may again decline and remain at low levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:
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

As of December 31, 2018 and December 31, 2016, we recorded an impairment loss of $210.7 million and $415.1 million, respectively, for our older vessels, and we have incurred impairment charges in prior years as well. Conditions in the containership market also required us to record other impairment losses in 2016, including losses with respect to our investment in Gemini and our ZIM securities. In the future, if the market values of our vessels again experience deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.
We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries and our equity investment in Gemini. As a result, our ability to pay our contractual obligations in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by our financing arrangements, a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. Our 2018 Credit Facilities permit our subsidiaries to distribute funds to us only pursuant to intra-company loans on certain specified terms, and not through dividend payments to us. Any limitations on our ability to receive cash from our subsidiaries may negatively affect our cash flows.
If we are unable to fund our capital expenditures for additional vessels, we may not be able to grow our fleet.
We would have to make substantial capital expenditures to grow our fleet. We have no remaining borrowing availability under our existing credit facilities or other financing arrangements. In order to fund capital expenditures for future fleet growth, we generally plan to use equity and debt financing. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, conditions in the containership charter market and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could limit our ability to grow our fleet.
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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Our current fleet of 60 containerships had an average age (weighted by TEU capacity) of approximately 12.3 years as of December 31, 2020, and we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.
Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as more fuel efficient perform as promoted or containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt.
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
Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.
On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, or “SOFR”, has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. Dollar LIBOR. It is not possible currently to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected which may adversely affect our results of operations.
We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.
We do not currently have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Any hedging strategies we choose to employ, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Unless we satisfy the requirements to qualify for hedge accounting for interest rate swaps and any other derivative instruments, we would recognize all fluctuations in the fair value of any such contracts in our consolidated Statements of Operations. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.
Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.
We generate all of our revenues in United States dollars and for the year ended December 31, 2020, we incurred approximately 26.1% of our vessels’ expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.
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

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices at those times. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth efforts.

Environmental, Regulatory and Other Industry Related Risks
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management, or “BWM”. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL”, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or “BWM Convention”, of the International Maritime Organization, or “IMO”, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Additionally, the increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers, although our charterers are responsible for the cost of fuel for vessels while under time or bareboat charter on which all of our vessels are currently deployed, and impact the charter rate charterers are willing to pay for vessels without scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.
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
The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the “ISM Code”. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System,” or “SMS”, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.
In connection with a 2001 incident involving the presence of oil on the water on the starboard side of one of our former vessels, the Henry (ex CMA CGM Passiflore), in Long Beach, California, our Manager pled guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government’s practice in similar cases, our Manager agreed, among other things, to develop and implement an approved third-party consultant monitored environmental compliance plan. Any violation of this environmental compliance plan or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our Manager could negatively affect our operations and business.
Climate change and greenhouse gas restrictions may adversely impact our operations.
Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
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
Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government.
From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continued to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, reexporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and/or subject to U.S. export jurisdiction and (iii) conducting transactions with the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA have been re-imposed.
The U.S. government’s primary Iran sanctions have remained in place throughout recent years and as a consequence, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings in or with Iran or its government. In addition, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.
In 2020, 2019 and 2018, no vessels operated by us made any calls to ports in Cuba, Iran, Syria or Sudan. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. We may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”. We are subject, however, to the risk that persons and entities whom we engage or their agents may take actions that are determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Despite leveling off somewhat in the last few years, the frequency of piracy incidents has increased significantly since 2008, particularly in the Gulf of Aden off the coast of Somalia. For example, in January 2010, the Maran Centaurus, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $20 million and was released in January 2010 upon a ransom payment of over $5 million. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, and results of operations.
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

•
piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.
The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels’ hull and machinery from, among other things, contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities, (iii) protection and indemnity (“P&I”) insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property (except where such cover is provided in the hull and machinery policy), pollution arising from oil or other substances and salvage, towing and other related costs and (iv) loss of hire insurance for the vessels Hyundai Honour and Hyundai Respect.
We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s Register of Shipping, Bureau Veritas, NKK, Det Norske Veritas (“DNV”) & Germanischer Lloyd, the Korean Register of Shipping and the American Bureau of Shipping.
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea, or “SOLAS”, and all vessels must be awarded ISM certification.
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
Risks Relating to Our Key Employees and Our Manager
Our business depends upon certain employees who may not necessarily continue to work for us.
Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our Manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our Manager for many years. He and others employed by us and our Manager are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of our credit facilities and other financing arrangements, Dr. Coustas ceasing to serve as our Chief Executive Officer and a director of our Company, would give rise to the lenders being able to require us to repay in full debt outstanding under such agreements. If these certain individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.
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
In addition, DIL as trustee of the 883 Trust and Dr. Coustas are permitted to terminate the restrictive covenant agreement upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party. Upon such an occurrence, the non-competition restrictions on our Manager under our management agreement would also cease to apply.
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
Risks Relating to Investment in a Marshall Islands Corporation
We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law or a bankruptcy act.
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
The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our security holders may find it difficult or impossible to pursue their claims in such other jurisdiction.
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
The market price of our common stock has fluctuated widely since our initial public offering in October 2006 and may continue to do so as a result of many factors, including future share issuances, sales of shares by existing stockholders, our actual results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broader market fluctuations.
We may not pay dividends on our common stock.
Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities and Senior Notes, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under our credit facilities, we are permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial covenants applicable to the obligors thereunder. In addition, we are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. We have not paid dividends since 2008. We cannot assure you that we will pay dividends in the foreseeable future.

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
If our stockholders, in particular our affiliates and significant stockholders, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. In addition, sales of these shares of common stock could impair our ability to raise capital in the future. We have filed shelf registration statements with the SEC registering under the Securities Act close to half of the outstanding shares of our common stock for resale on behalf of existing stockholders, including our executive officers and directors. These shares may be resold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. We cannot predict the timing or amount of future sales of these shares of common stock, or the perception that such sales could occur, which may adversely affect prevailing market prices for our common stock.
Certain of our major stockholders will have significant influence over certain matters and may have interests that are different from the interests of our other stockholders.
Certain of our major stockholders may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which is affiliated with our Chief Executive Officer, owns approximately 37.8% of our outstanding shares of common stock. There may be real or apparent conflicts of interest with respect to matters affecting such stockholders and their affiliates whose interests in some circumstances may be adverse to our interests.
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
Such a stockholder and its affiliates engage in a broad spectrum of activities. In the ordinary course of its business activities, such stockholder may engage in activities where its interests conflict with our interests or those of our stockholders. For example, it may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our other stockholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm’s-length negotiations with unaffiliated third-parties.

As a foreign private issuer we are entitled to rely upon exemptions from certain NYSE corporate governance standards, and to the extent we elect to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
As a foreign private issuer, we are entitled to rely upon exemptions from many of the NYSE’s corporate governance practices. To the extent we rely on any of these exemptions, including to have an employee director on our nominating and corporate governance committee and issue shares without shareholder approval, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
Anti-takeover provisions in our organizational documents, as well as terms of our credit facilities and Senior Notes, could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.
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

•
authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the outstanding stock entitled to vote for those directors;

•
prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

•
establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•
restrict business combinations with interested stockholders.

In addition, our respective lenders under our 2018 Credit Facilities are entitled to require us to repay in full amounts outstanding under such credit facilities, if: (i) Dr. Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock, or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company’s outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the 2018 Refinancing) or (y) controls the Company. Our New Senior Secured Credit Facility is expected to contain a similar change of control provision. See “Item 5. Operating and Financial Review and Prospects — 2021 Debt Refinancing.” In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects — Senior Notes.”
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
We believe that we and our subsidiaries have previously qualified for this statutory tax exemption and have taken that position for U.S. federal income tax reporting purposes. It is uncertain as to whether we will continue to qualify for this statutory tax exemption, and there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year. For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if stockholders each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by “qualified stockholders” (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified stockholders owned more than 50% of our shares for at least half of the days in the relevant taxable year. There can be no assurance that we will be able to establish such ownership by qualified stockholders for any tax year.
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
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” In general, U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.
While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2020. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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
Our Company’s long history in the shipping industry dates back to the 1960s. Our largest stockholder is DIL, an entity affiliated with our Chief Executive Officer, Dr. John Coustas. Dimitris Coustas, the father of Dr. Coustas, first invested in shipping in 1963 and founded our Manager, in 1972. Since that time it has continuously provided seaborne transportation services under the management of the Coustas family. After assuming management of our company in 1987, Dr. Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry and grown our fleet from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 60 containerships aggregating 371,262 TEUs as of February 28, 2021. In 2015, we formed a joint venture, Gemini, in which we have 49% minority equity interest, with our largest stockholder, DIL, to acquire, own and operate containerships. As of February 28, 2021, Gemini had acquired a fleet of five containerships aggregating 32,531 TEU in capacity.
Danaos Corporation completed its initial public offering and was publicly listed on the New York Stock Exchange in October 2006. In August 2010, we completed a sale of $200 million of common stock, and in 2015 formed our Gemini joint venture. In August 2018, we consummated a comprehensive debt refinancing, which resulted in, among other things, a $551.0 million reduction in our debt. In November 2019, we completed a public offering of our common stock for gross proceeds of $56.5 million, including a significant investment by DIL and the Coustas family. In October 2020 we repurchased 4,339,271 shares of common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. See “Item 5. Operating and Financial Review and Prospects — 2018 Refinancing.”
Danaos Corporation operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and the Republic of the Marshall Islands, all of which are wholly owned by Danaos Corporation and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of February 28, 2021, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.
Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.
Business Overview
We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 28, 2021, we had a fleet of 65 containerships aggregating 403,793 TEUs, including five containerships of 32,531 TEU aggregate capacity owned by Gemini in which we have a 49% minority equity interest, making us among the largest containership charter owners in the world, based on total TEU capacity.
Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2021, these customers included CMA-CGM, Hyundai Merchant Marine (“HMM”), MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, Evergreen, SM Lines, KMTC, Niledutch, Samudera, RCL, SITC and ONE; and for Gemini, MSC, CMA-CGM, Sealead and TS Lines.
As of December 31, 2020, the average remaining duration of the charters for our 60 containerships was 3.1 years (weighted by aggregate contracted charter hire). As of December 31, 2020, these contracts are expected to provide total contracted revenues of approximately $1.1 billion during their fixed terms, which expire between 2021 and 2028. Our charters have initial terms ranging up to 18 years, which provide us with stable cash flows and high utilization rates. Our fleet ranges in size from 2,200-13,100 TEU, providing us flexibility to serve the diverse needs of our customers.

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
We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2021, our containership fleet was comprised of fifty-eight containerships deployed on time charters, nineteen of which are scheduled to expire in 2021, and two containerships deployed on bareboat charters. The average age (weighted by TEU) of the 60 vessels in our containership fleet was approximately 12.5 years as of February 28, 2021. As of December 31, 2020, the average remaining duration of the charters for our containership fleet was 3.1 years (weighted by aggregate contracted charter hire).
Characteristics
The table below provides additional information, as of February 28, 2021, about our fleet of 60 cellular containerships and 5 cellular containerships owned by Gemini, in which we have a 49% equity interest.
Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)	Extension Options(5)
Hyundai Ambition (ex MSC Ambition)	2012	13,100	June 2024	HMM	T/C	June 2024	$64,918	+3 years at $60,418
Hyundai Speed (ex Maersk Exeter)	2012	13,100	June 2024	HMM	T/C	June 2024	$64,918	+3 years at $60,418
Hyundai Smart (ex Maersk Enping)	2012	13,100	May 2024	HMM	T/C	May 2024	$64,918	+3 years at $60,418
Hyundai Respect(6)	2012	13,100	March 2024	HMM	T/C	March 2024	$64,918	+3 years at $60,418
Hyundai Honour(6)	2012	13,100	February 2024	HMM	T/C	February 2024	$64,918	+3 years at $60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	T/C	April 2022	$27,750	+4 months at $27,750
								+10.5 to 13.5 months at $27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Le Havre	2006	9,580	April 2023	MSC	T/C	April 2023	$23,000	+4 months at $23,000
Pusan C	2006	9,580	March 2023	MSC	T/C	March 2023	$23,000	+4 months at $23,000
Bremen (ex CPO Bremen)	2009	9,012	December 2022	MSC	T/C	December 2022	$23,000	+2 months at $23,000
C Hamburg (ex CPO Hamburg)	2009	9,012	January 2023	MSC	T/C	January 2023	$23,000	+2 months at $23,000
Niledutch Lion	2008	8,626	February 2022	Niledutch	T/C	February 2022	$28,000	+3 months at $28,000
Charleston (ex SM Charleston)	2005	8,533	December 2021	RCL	T/C	December 2021	$30,000	+2 months at $30,000
CMA CGM
Melisande	2012	8,530	May 2024	CMA CGM	T/C	November 2023	$43,000
					T/C	May 2024	at market(7)	+6 months at market(7)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	T/C	April 2023	$43,000
					T/C	October 2023	at market(7)	+6 months at market(7)

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)	Extension Options(5)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	T/C	May 2023	$43,000
					T/C	November 2023	at market(7)	+6 months at market(7)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	T/C	July 2023	$43,000
					T/C	January 2024	at market(7)	+6 months at market(7)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	T/C	September 2023	$43,000
					T/C	March 2024	at market(7)	+6 months at market(7)
America	2004	8,468	February 2023	MSC	T/C	February 2023	$22,000	+4 months at $22,000
Europe	2004	8,468	March 2023	MSC	T/C	March 2023	$22,000	+4 months at $22,000
Phoebe	2005	8,463	April 2022	ONE	T/C	April 2022	$24,000	+4 months at $24,000
CMA CGM Moliere	2009	6,500	February 2022	CMA CGM	T/C	August 2021	$34,350
					T/C	February 2022	at market(7)	+6 months at market(7)
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	T/C	February 2022	$34,350
					T/C	August 2022	at market(7)	+6 months at market(7)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	T/C	April 2022	$34,350
					T/C	October 2022	at market(7)	+6 months at market(7)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	T/C	June 2022	$34,350
					T/C	December 2022	at market(7)	+6 months at market(7)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	T/C	July 2022	$34,350
					T/C	January 2023	at market(7)	+6 months at market(7)
YM Mandate	2010	6,500	January 2028	Yang Ming	B/B	January 2028	$26,890	+8 months at $26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	B/B	April 2028	$26,890	+8 months at $26,890
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	T/C	January 2023	$20,000	+3 months at $20,000
								+12 months at $21,500
Performance	2002	6,402	June 2021	CMA CGM	T/C	June 2021	$16,500	+1 month at 16,500
Rio Grande (ex ZIM Rio Grande)	2008	4,253	December 2021	KMTC	T/C	December 2021	$24,500
								+2 months at $24,500
ZIM Sao Paolo	2008	4,253	February 2023	ZIM	T/C	March 2021	$8,300
						February 2023	$21,150	+4 months at $21,150
								+13 months at $25,000
ZIM Kingston	2008	4,253	April 2023	ZIM	T/C	April 2021	$10,500	+4 months at $25,500
						April 2023	$25,500
ZIM Monaco	2009	4,253	July 2022	ZIM	T/C	July 2022	$20,000	+2 months at $20,000
ZIM Dalian	2009	4,253	May 2021	ZIM	T/C	May 2021	$13,700
			November 2022	KMTC	T/C	November 2022	$30,750	+4 months at $30,750
ZIM Luanda	2009	4,253	May 2021	ZIM	T/C	May 2021	$13,700	+3 months at $13,700
Seattle C	2007	4,253	September2021	CMA CGM	T/C	September 2021	$25,000	+2.5 month at $25,000
Vancouver (ex YM Vancouver)	2007	4,253	December 2021	OOCL	T/C	December 2021	$23,500	+2 months at $23,500
Derby D	2004	4,253	January 2022	CMA CGM	T/C	March 2021	$8,750
					T/C	January 2022	$25,000	+1 month at $25,000
ANL Tongala	2004	4,253	March 2021	CMA CGM	T/C	March 2021	$8,750	+ 3 months at $8,750
Dimitris C	2001	3,430	January 2022	CMA CGM	T/C	March 2021	$8,250
					T/C	January 2022	$21,500	+2 months at $21,500
Express Argentina	2010	3,400	March 2021	Maersk	T/C	March 2021	$6,650	+4 months at $6,650
Express Brazil	2010	3,400	September2021	CMA CGM	T/C	September 2021	$15,750	+3 months at $15,750
Express France	2010	3,400	October 2021	CMA CGM	T/C	October 2021	$15,750	+3 months at $15,750
Express Spain	2011	3,400	January 2022	Cosco	T/C	January 2022	$20,400	+2 months at $20,400
Express Black Sea	2011	3,400	January 2022	Cosco	T/C	January 2022	$21,150	+2 months at $21,150
Singapore	2004	3,314	October 2021	SM Lines	T/C	October 2021	$17,100	+2 months at $17,100
Colombo	2004	3,314	December 2021	Cosco	T/C	December 2021	$20,400	+2 months at $20,400
Zebra (ex MSC Zebra)	2001	2,602	August 2021	Evergreen	T/C	August 2021	$15,000	+2 months at $15,000
Danae C	2001	2,524	February 2022	SITC	T/C	February 2022	$20,000	+2 months at $20,000
Amalia C	1998	2,452	May 2021	OOCL	T/C	May 2021	$12,200	+2 months at $12,200
Vladivostok	1997	2,200	October 2021	Maersk	T/C	October 2021	$14,000	+6 months at $14,000
Stride	1997	2,200	February 2022	Evergreen	T/C	March 2021	$6,600
					T/C	February 2022	$14,500	+1 month at $14,500
Sprinter	1997	2,200	December 2021	Evergreen	T/C	December 2021	$14,000	+1.5 months at $14,000

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)	Extension Options(5)
Future	1997	2,200	November 2021	Evergreen	T/C	November 2021	$14,000	+2 months at $14,000
Advance	1997	2,200	January 2022	Evergreen	T/C	March 2021	$ 6,600
					T/C	January 2022	$14,500	+1 month at $14,500
Bridge	1998	2,200	April 2022	Samudera	T/C	April 2021	$ 8,100
					T/C	April 2022	$15,000	+2 months at $15,000
Highway	1998	2,200	March 2021	Cosco	T/C	March 2021	$10,000	+1.5 months at $10,000
Progress C	1998	2,200	December 2021	Evergreen	T/C	December 2021	$14,000	+1.5 months at $14,000
Gemini Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)	Extension Options(5)
Belita(8)	2006	8,533	September 2021	CMA CGM	T/C	September 2021	$25,000	+4 months at $25,000
Catherine C(8)	2001	6,422	January 2023	MSC	T/C	January 2023	$18,000	+4 months at $18,000
Leo C(8)	2002	6,422	August 2022	MSC	T/C	August 2022	$18,000	+4 months at $18,000
Suez Canal(8)(9)	2002	5,610	March 2023	TS Lines	T/C	March 2023	$30,000	+4 months at $30,000
Genoa(8)(9)	2002	5,544	September 2021	Sealead	T/C	September 2021	$21,000	+2 months at $21,000

(1)
Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.

(2)
“T/C” stands for “Time Charter” and “B/B” stands for “Bareboat Charter”.

(3)
This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.

(4)
Gross charter rate, which does not include charter commissions.

(5)
At the option of the charterer.

(6)
A subsidiary of Danaos holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

(7)
Daily charter rate for last nine months of the contractual charter term will be the prevailing market rate at that time.

(8)
Vessels acquired by Gemini, in which Danaos holds a 49% equity interest.

(9)
A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

Gemini Shipholdings Corporation
On August 5, 2015, we entered into a Shareholders Agreement (the “Gemini Shareholders Agreement”), with Gemini Shipholdings Corporation (“Gemini”) and Virage International Ltd. (“Virage”), a company controlled by our largest stockholder DIL, in connection with the formation of Gemini to acquire and operate containerships. We and Virage own 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. Under the Gemini Shareholders Agreement, we and Virage have preemptive rights with respect to issuances of Gemini capital stock as well as tag-along rights, drag-along rights and certain rights of first refusal with respect to proposed transfers of Gemini equity interests. In addition, certain actions by Gemini, including acquisitions or dispositions of vessels and newbuilding contracts, require the unanimous approval of the Gemini board of directors including the director designated by the Company, who is currently our Chief Operating Officer Iraklis Prokopakis. Mr. Prokopakis also serves as Chief Operating Officer of Gemini, and our Chief Financial Officer, Evangelos Chatzis, serves as Chief Financial Officer of Gemini, for which services Messrs. Prokopakis and Chatzis do not receive any additional compensation. We also have the right to purchase all of the equity interests in Gemini that we do not own for fair market value at any time after December 31, 2018, to the extent permitted under our credit facilities, provided that such fair market value is not below the net book value of such equity interests.

Charterers
As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 28, 2021, our diverse group of customers in the containership sector included CMA-CGM, HMM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, Evergreen, SM Lines, KMTC, Niledutch, Samudera, RCL, SITC and ONE. Gemini has chartered its containerships to MSC, CMA-CGM, Sealead and TS Lines.
The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2021 to the second quarter of 2028. We expect that we will be able to re-charter the 21 vessels (including 2 Gemini vessels), employed on time charters expiring in 2021, at rates equivalent to or higher than provided for under their current charters, if the charter rate levels currently prevailing in the market continue throughout 2021, as currently expected. However, there can be no assurance that the current positive trend in charter rates will continue or that the charterers will exercise their options to extend the charters. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.
Under the time charters, when a vessel is “off-hire” or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time (generally between 10-20 days), the charterer has a right to terminate the charter agreement for that vessel. Charterers may also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel’s owner or manager without the charterer’s approval.
Of the 773 total off-hire days for our fleet in the year ended December 31, 2020, 188 were related to shipyard delays in conducting scrubber installations and regular dry-docking maintenance due to the impact of COVID-19 on the shipyards’ operations in the first quarter of 2020.
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
Our Manager is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping’s strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a ship-management software and services company.
Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from DNV, a leading classification society. In 2004, Danaos Shipping received the Lloyd’s List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. In 2015, Danaos Shipping received the Lloyd’s List Intelligence Big Data Award for their “Waves” fleet performance system, which provides advanced performance monitoring, close bunkers control, emissions monitoring, energy management, safety performance monitoring, risk management and advance superintendence for the vessels.
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
Danaos Shipping provides vessel management services to Gemini at the same rates we pay under our management agreement with Danaos Shipping. Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other company’s vessels, other than vessels owned by Gemini. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. In connection with our investment in Gemini in 2015, these restrictions were waived, with the approval of our independent directors, with respect to containerships acquired by Gemini. Other than with respect to Gemini, Dr. Coustas does not currently have an interest in any such vessel-owning entity. We believe we have and will derive significant benefits from our relationship with Danaos Shipping.
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
Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose current term expires at the end of 2024. For 2021, our Manager will receive the following fees which are fixed at these levels through the remaining term of the agreement: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, prorated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, prorated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.
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
The nature of the containership sector within the larger is such that significant time is necessary to develop the operating expertise and build up a professional reputation to obtain and retain customers. Further, a decline in the availability of secondhand containerships in past years has driven containership businesses to rely on building new containers, which can take several years to complete. We focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships. We believe our large fleet capacity, combined with our long-established business relationships and long-term contracts provide us with an important advantage in the increasingly competitive containership business.
Crewing and Employees
Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping until April 30, 2015. As of December 31, 2020, Danaos Shipping, our Manager, employed approximately 1,296 people who served on board the vessels in our fleet and 153 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. In addition, our Manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew related expenses. We are not responsible for the compensation of our Manager’s shore-based employees. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.
Permits and Authorizations
We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. All permits, licenses and certificates currently required to permit our vessels to operate have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.
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
In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting behalf of the authorities concerned.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each case and/or to the regulations of the country concerned.
For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys.   For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of twelve months from the date of commencement of the class period indicated in the certificate.
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
The following table lists the next drydockings scheduled for the vessels in our current containership fleet for the next years:
	2021	2022	2023
Number of vessels	5	7	7

*
Does not include vessels under bareboat charters and the vessels owned by Gemini.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years. Vessels under bareboat are drydocked by their charterers.
Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s Register of Shipping, Bureau Veritas, NKK, DNV & Germanischer Lloyd and the Korean Register of Shipping.
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

While we maintain hull and machinery insurance, war risks insurance, P&I coverage for our containership fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Dr. John Coustas, our chief executive officer, is the Vice Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and P&I insurance.
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
Protection and Indemnity Insurance
P&I insurance provides insurance cover to its members in respect of liabilities, costs or expenses incurred by them in their capacity as owner or operator of the respective entered ship and arising out of an event during the period of insurance as a direct consequence of the operation of the ship. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, and except where the cover is provided in the hull and machinery policy, also third-party claims arising from collision with other vessels and damage to other third-party property. Indemnity cover is also provided for liability for the discharge or escape of oil or other substance, or threat of escape of such substances. Other liabilities which include salvage, towing, wreck removal and an omnibus provision are also included. Our P&I insurance is provided by Mutual P&I Associations who are part of the International Group of P&I Clubs.
Our P&I insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per event. Our P&I Excess war risk coverage limit is $500.0 million and in respect of certain war and terrorist risks the liabilities arising from Bio-Chemical etc., the limit is $30.0 million. For passengers and seaman risks, the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group’s claim records, as well as the individual claims’ records of all other members of the analogous individual associations and their performance. If our insurance providers are not able to obtain reinsurance for port calls in Iran, due to continuing U.S. primary sanctions applicable to U.S. persons facilitating transactions involving Iran, we may have to pay additional premiums with respect to any port calls that our charterers direct our vessels to make in Iran.

Environmental and Other Regulations
Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and BWM. These laws and regulations include OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act, MARPOL, regulations adopted by the IMO and the EU, various volatile organic compound air emission requirements and various SOLAS amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
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
Environmental Regulation — International Maritime Organization
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
In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on SOx and nitrogen oxide (“NOx”) emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI, effective July 2010, set progressively stricter regulations to control SOx and NOx emissions from ships, which present both environmental and health risks. These amendments provided for a progressive reduction in SOx emissions from ships, with a global cap of 0.5% on sulfur in marine fuel used by vessels without scrubbers (reduced from 3.50%) effective from January 1, 2020. Vessels with scrubbers may use fuel with a maximum sulfur content of 3.5%. The Annex VI amendments have also established tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”) as Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.
The operation of our vessels is also affected by the requirements set forth in the ISM Code, which was made effective in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with ISM Code requirements for a SMS. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels or result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.
In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (“the Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. Our entire fleet has been issued a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, various legislative schemes or common law govern, and liability is either strict or imposed on the basis of fault.
Environmental Regulation — The U.S. Oil Pollution Act of 1990
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. It applies to discharges of any oil from a vessel, including discharges of fuel oil and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or “bunkers”) in our vessels, making our vessels subject to the OPA requirements.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of oil results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
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
Effective November 12, 2019, OPA liability is limited to the greater of $1,200 per gross ton or $997,100 for non-tank vessels, subject to adjustment by the U.S. Coast Guard (“USCG”) for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
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
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.
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

Environmental Regulation — CERCLA
CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. The USCG’s financial responsibility regulations under OPA also require vessels to provide evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton. As noted above, we have provided a financial guaranty in the required amount to the USCG.
Environmental Regulation — The Clean Water Act
The U.S. Clean Water Act (the “CWA”), prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency (“EPA”) regulations, we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three-mile territorial waters or inland waters of the United States. The permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”), incorporates U.S. Coast Guard requirements for BWM, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, owners of commercial vessels greater than 79 feet in length must submit a Notice of Intent (“NOI”), at least 30 days before the vessel operates in U.S. waters. To comply with the VGP, vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels’ current ISM Code SMS Plan.
On April 12, 2013, EPA issued the current VGP (the “2013 VGP”). The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO’s requirements under the BWM Convention, discussed below, and are consistent with the USCG’s 2012 ballast water discharge standards, also described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking — Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020.
Environmental Regulation — The Clean Air Act
The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. The California Air Resources Board has adopted clean fuel regulations applicable to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter any California ports, terminal facilities or internal or estuarine waters. Only marine gas oil or marine diesel oil fuels with 0.1% sulfur content or less will be allowed. If new or more stringent requirements relating to marine fuels or emissions from marine diesel engines or port operations by vessels are adopted by the EPA or any states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Environmental Regulation — Other Environmental Initiatives
The EU has also adopted legislation that requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.
The Paris Memorandum of Understanding on Port State Control (“Paris MoU”), to which 27 nations are parties, adopted the “New Inspection Regime” (“NIR”), effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.
The EU MRV (Monitoring, Reporting, Verification) regulation entered into force on July 1, 2015, and require ship owners and operators to annually monitor, report and verify carbon dioxide emissions for vessels larger than 5,000 gross tonnage calling at any EU, Norway and Iceland port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported carbon dioxide emissions, together with additional data, are to be verified by independent certified bodies and sent to a central database managed by the European Maritime Safety Agency (“EMSA”). Since the year 2019, it is mandatory for the companies to submit an approved by an independent verifier emissions report to the European Commission and to the responsible authorities of the flag states. The aggregated ship emission and efficiency data is published by the European Commission.
The U.S. National Invasive Species Act (“NISA”), was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory BWM practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative BWM methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required BWM requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for BWM systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. As of the date of this report, the USCG has approved forty BWM systems. Certain of our vessels have obtained extensions for drydocking and will install the BWM systems in the next scheduled dry-docking date and certain vessels will install the BWM systems afloat by the end of 2022.
In the past absence of federal standards, states enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Michigan’s BWM legislation was upheld by the Sixth Circuit Court of Appeals, and California enacted legislation extending its BWM program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states may proceed with the enactment of requirements similar to those of California and Michigan or the adoption of requirements that are more stringent than the EPA and USCG requirements. We could incur additional costs to comply with additional USCG or state BWM requirements.
At the international level, the IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install compliant systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the BWM requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of BWM systems on such vessels at the first renewal survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024.
The Kyoto Protocol entered into force in February 2005 and required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping were not subject to the Kyoto Protocol. The second commitment period of the Kyoto Protocol expired in 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO’s MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The Energy Efficiency Design Index (“EEDI”) establishes a minimum energy efficiency level per capacity mile and is applicable to new vessels. The Ship Energy Efficiency Management Plan (“SEEMP”) is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. Draft MARPOL amendments released in November 2020 would build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The draft amendments will be put forward for formal adoption at MEPC 76, to be held during 2021. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affect to the extent that climate change may result in sea level changes or more intense weather events.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (“ISPS”) Code.
The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally a vessel must obtain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. To obtain an ISSC a vessel must meet certain requirements, including:
•
on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;

•
on-board installation of ship security alert systems that do not sound on the vessel but alert the authorities on shore;

•
the development of vessel security plans;

•
identification numbers to be permanently marked on a vessel’s hull;

•
a continuous synopsis record to be maintained on board showing the vessel’s history, including the vessel ownership, flag state registration, and port registrations; and

•
compliance with flag state security certification requirements.

In addition, as of January 1, 2009, every company and/or registered owner is required to have an identification number which conforms to the IMO Unique Company and Registered Owner Identification Number Scheme. Our Manager has also complied with this requirement.
The U.S. Coast Guard regulations are intended to align with international maritime security standards and exempt non-U.S. vessels that have a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code from the requirement to have a U.S. Coast Guard approved vessel security plan. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements. Our fleet, as part of our continuous improvement cycle, is reviewing ship security plans and is maintaining best management practices during passage through security risk areas.
IMO Cyber security
The Maritime Safety Committee, at its 98th session in June 2017, also adopted Resolution MSC.428(98) — Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing SMS no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the ISM Code SMS on their ships by January 1, 2021.
Vessel Recycling Regulations
The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation will take effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.
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

Item 5.   Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information — Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 28, 2021, we had a fleet of 65 containerships aggregating 403,793 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our fleet of 65 containerships includes five containerships of 32,531 TEU aggregate capacity which are owned by Gemini, in which we have a 49% minority equity interest. We do not consolidate Gemini’s results of operations and account for our minority equity interest under the equity method of accounting, which is recorded under “Equity income on investments” in our consolidated statements of operations.
We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2021, 58 of the 60 containerships in our fleet were employed on time charters, of which 19 expire in 2021, and 2 containerships were employed on bareboat charters. Gemini has employed all of its containerships on time charters, of which 2 expire in 2021. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2021, our diverse group of customers in the containership sector included CMA CGM, MSC, HMM, ZIM, Hapag Lloyd, Maersk, Evergreen, Yang Ming, COSCO, OOCL, KMTC, Niledutch, RCL, SM Lines, Samudera, SITC and ONE; and for Gemini, MSC, CMA CGM, Sealead and TS Lines.
The average number of containerships in our fleet for the years ended December 31, 2020, 2019 and 2018 was 57.3, 55.0 and 55.0, respectively.
Our Manager
Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The term of this agreement expires on December 31, 2024 (subject to certain termination rights described in “Item 7. Major Shareholders and Related Party Transactions”). Our manager is ultimately owned by DIL, which is also our largest stockholder.
Recent Developments
Senior Notes Offering
On February 11, 2021, we completed an offering of $300 million aggregate principal amount of our 8.500% Senior Notes due 2028. We intend to use the net proceeds from the notes offering, together with a new $815 million senior secured credit facility and a new $135 million sale leaseback arrangement, to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness in March or April of 2021. The net proceeds from the offering have been placed into an escrow account, with Citibank, N.A., as escrow agent, pending use as part of the 2021 Debt Refinancing. We expect to complete the 2021 Debt Refinancing in March or April 2021 in advance of the April 27, 2021 termination date under the commitment letter for the New Senior Secured Credit Facility. We will be required to use the escrowed net proceeds, together with cash on hand, to redeem the Senior Notes at par, plus accrued and unpaid interest to but excluding the redemption date, if the 2021 Debt Refinancing is not completed by August 9, 2021. The New Senior Secured Credit Facility remains subject to negotiation and entry into definitive documentation, and the transactions contemplated thereby and by the New Leaseback Agreement remain subject to customary closing conditions. See “— 2021 Debt Refinancing” and “— Senior Notes.”
Acquisition of Vessels and Scrubbers Installation
During the year ended December 31, 2020, we took delivery of the following vessels:
Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Blackwell Seaways Inc.	Niledutch Lion	2008	8,626	January 23, 2020
Rewarding International Shipping Inc.	Phoebe	2005	8,463	April 14, 2020
Oceancarrier (No.1) Corp.	Charleston	2005	8,533	June 10, 2020
Oceancarrier (No. 2) Corp.	Bremen (ex CPO Bremen)	2009	9,012	December 3, 2020
Oceancarrier (No. 3) Corp.	C Hamburg (ex CPO Hamburg)	2009	9,012	December 15, 2020
Total acquisition costs of these vessels amounted to $141.9 million and were financed with combination of cash on hand and drawn downs under senior secured credit facilities amounting to $58 million arranged with Macquarie Bank and $13.3 million with SinoPac. Additionally, in the first half of 2020, we completed the installation of scrubbers on nine of our vessels with total costs of $39.9 million.
2020 Share Repurchase
On October 12, 2020, we announced the repurchase of 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp. These transactions resulted in the termination of the share repurchase program that the Company had announced on August 3, 2020.
Effects of COVID-19
The COVID-19 pandemic negatively affected global demand for the seaborne transportation of containerized cargoes, which is estimated to have declined by approximately 3% in terms of TEU volumes in 2020. Liner companies initially responded by reducing service, which increased idle containership fleet capacity and resulted in volatile container freight rates and significantly lower containership charter rates in the first half of 2020. The second half of 2020, however, saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has driven global idle capacity to approximately 1.2% as of December 31, 2020, with negligible vessel capacity available in certain size segments, increasing charter rates for all segments and enabling us to recharter our vessels which had charters expiring during this period at higher rates and achieve fleet utilization of 96.3% in the year ended December 31, 2020. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 97.2% in the year ended December 31, 2020. Many liner operators and containership owners reported improved results, due in part to improving container shipping industry market conditions in the second half of the year. Our operating revenues increased from $447.2 million in 2019 to $461.6 million in 2020. We also believe we have protection from future downside risk due to our longstanding business relationships and the long-term contracts securing a majority of our fleet, including all of our larger vessels, which is further supported by a historically low orderbook for new containerships constraining vessel supply in the near term.
The COVID-19 pandemic continues to unfold and may negatively affect our business in the future, financial performance and results of our operations, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. See “— Impact of COVID-19 on our Business.”

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

•
Charter Rates.   Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2021, the charters for twenty-one of our vessels (inclusive of two Gemini vessels) are scheduled to expire in 2021. We expect that we will be able to re-charter these vessels at rates equivalent to or higher than provided for under their current charters, if the charter rate levels currently prevailing in the market continue throughout 2021, as currently expected (and in the case of a number of these vessels, we expect the charterers to declare options to extend the charters at their current rates for one to three months (or in the case of two vessels, up to five and six months respectively)). However, there can be no assurance that the current positive trend in charter rates will continue or that the charterers will exercise their options to extend the charters. Charter rate levels have improved in the second half of 2020 and early 2021 to levels higher than were prevailing when we entered into the short-term charters for a number of our smaller vessels expiring in 2021, but remain below the levels prevailing when we entered into a number of our multi-year time charters expiring in subsequent years.

•
Utilization of Our Fleet.   Due to the multi-year charters under which they are often operated, our containerships have consistently been deployed at high levels of utilization. During 2020, our fleet utilization was 96.3% compared to 98.3% in 2019. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 286, 153 and 360 total off-hire days for our entire fleet during the years ended December 31, 2020, 2019 and 2018, respectively, other than for scheduled drydockings and special surveys. Of the 286 total off-hire days during the year ended December 31, 2020, 188 were related to shipyard delays in conducting scheduled installations of scrubbers on certain our vessels and delays in carrying of dry-docking repairs, due to the impact of COVID-19 related restrictions on the shipyards’ operations in the first quarter of 2020. An increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

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

The following table presents the contracted utilization of our operating fleet of 60 vessels as of December 31, 2020:
	2021	2022 – 2023	2024 – 2025	2026 – 2028	Total
Contracted revenue (in millions)(1)	$478.7	$500.8	$76.6	$42.7	$1,098.8
Number of vessels whose charters are set to expire in the respective period(2)	28	25	5	2	60
TEUs on expiring charters in the respective period	97,795	194,967	65,500	13,000	371,262
Contracted Operating days(3)	16,156	12,250	2,034	1,586	32,026
Total Operating days(3) . .	21,748	43,316	43,316	61,117	169,497
Contracted Operating days/Total Operating days	74.3%	28.3%	4.7%	2.6%	18.9%

(1)
Annual revenue calculations are based on an assumed 364 revenue days per annum, based on contracted charter rates from our current charter agreements. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above. Although these revenues are based on contractual charter rates, any contract is subject to performance by our counterparties and us. See “— Operating Revenues,” including the contracted revenue table presented therein, for more information regarding our contracted revenues.

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
Revenues from multi-year period charters comprised a substantial portion of our revenues for the years ended December 31, 2020, 2019 and 2018. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.
Our expected revenues as of December 31, 2020, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See “Item 3. Key Information — Risk Factors — We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.”

Contracted Revenue from Charters as of December 31, 2020(1)
(Amounts in millions of U.S. dollars)
Number of Vessels	2021	2022 – 2023	2024 – 2025	2026 – 2028	Total
60	$478.7	$500.8	$76.6	$42.7	$1,098.8

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

As of February 28, 2021 we have twenty-one vessels (including two Gemini vessels) employed on short term time charters in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.
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
From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 5.0% to a limited number of our charterers. Our manager also receives a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2020, 2019 and 2018 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2021, this fee will remain at 1.25%.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our manager in advance with amounts it will need to pay our fleet’s vessel operating expenses.
Under time charters, such as those on which we charter all but two of the containerships in our fleet as of February 28, 2021, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining four containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.
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
Major overhaul performed during drydocking is differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel’s certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters and anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and maneuver vessel components, which are not available at regular ports.
Repairs and maintenance normally performed during operation either at port or at sea have the purpose of minimizing wear and tear to the vessel caused by a particular incident or normal wear and tear. Repair and maintenance costs are expensed as incurred.
Impairment Loss
There was no impairment loss in the years ended December 31, 2020 and December 31, 2019. In 2018, we recognized an impairment loss of $210.7 million in relation to ten of our vessels held and used as of December 31, 2018 due to (i) the impairment loss of $197.2 million recognized for eight 4,300 TEU vessels and (ii) the impairment loss of $13.5 million for two 3,300 TEU vessels as a result of volatility in the spot market and the vessels’ market values, the continued weakness of containership market and the potential impact the then-prevailing containership market could have had on future operations. See “Critical Accounting Policies — Impairment of Long-lived Assets.”
Depreciation
We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.
General and Administrative Expenses
We paid our manager the following fees for 2020, 2019 and 2018: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel. Our executive officers received an aggregate of €1.5 million ($1.8 million), €1.5 million ($1.7 million) and €2.7 million ($3.2 million) in cash compensation for the years ended December 31, 2020, 2019 and 2018, respectively. We also recognized non-cash share-based compensation expense in respect of awards to our executive officers of $1.0 million, $3.6 million and $1.0 million in the years ended December 31, 2020, 2019, and 2018, respectively. On February 12, 2021, we granted 110,000 fully vested shares of common stock under our Amended and Restated 2006 equity compensation plan, for which we expect to recognize a non-cash compensation expense of $4.1 million in the three months ending March 31, 2021.
For 2021, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.
Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.
Other Income/(Expenses), Net
In each of the years 2020 and 2019, we recorded net other income of $0.6 million. In 2018, we recorded net other expenses of $50.5 million out of which $51.3 million in expenses related to refinancing professional fees.

Interest Expense, Interest Income and Other finance expenses
We have incurred interest expense on outstanding indebtedness under our credit facilities which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. See “— 2018 Refinancing and 2018 Credit Facilities” for a description of our 2018 Refinancing, including the Troubled Debt Restructuring (TDR) accounting applied from the 2018 Refinancing Closing Date, which reduced the aggregate amount of debt outstanding under our credit facilities and the interest expense recognized in our statement of operations.
Gain on Debt Extinguishment
We have recorded a net gain on debt extinguishment of $116.4 million in the year ended December 31, 2018 related to the refinancing of our loan facilities.
Unrealized Gain/(Loss) and Realized Loss on Derivatives
We currently have no outstanding interest rate swaps agreements. In past years, we had interest rate swaps agreements generally based on the forecasted delivery of vessels we contracted for and our debt financing needs associated therewith. All changes in the fair value of our cash flow interest rate swap agreements were recorded in earnings under “Loss on derivatives”.
We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. An amount of $3.6 million, $3.6 million and $3.7 million was reclassified from Accumulated Other Comprehensive Loss into earnings for the years ended December 31, 2020, 2019 and 2018, respectively, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels. Additionally, we recognized accelerated amortization of these deferred realized losses of nil, nil and $1.4 million in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2020, 2019 and 2018.
Results of Operations
Year ended December 31, 2020 compared to the year ended December 31, 2019
During the year ended December 31, 2020, Danaos had an average of 57.3 containerships compared to 55.0 containerships during the year ended December 31, 2019. Our fleet utilization for the year ended December 31, 2020 was 96.3% compared to 98.3% for the year ended December 31, 2019. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 97.2% in the year ended December 31, 2020.
Operating Revenues
Operating revenues increased by 3.2%, or $14.4 million, to $461.6 million in the year ended December 31, 2020 from $447.2 million in the year ended December 31, 2019.
Operating revenues for the year ended December 31, 2020 reflect:
•
a $24.5 million increase in revenues in the year ended December 31, 2020 compared to the year ended December 31, 2019 mainly as a result of contractual increases in charter rates of vessels under long-term charters, partially offset by lower re-chartering rates between the two years for certain of our vessels;

•
a $16.1 million increase in revenues in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to the acquisition of new vessels;

•
a $22.2 million decrease in revenues in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to lower non-cash revenue recognition in accordance with US GAAP; and

•
a $4.0 million decrease in revenues due to lower fleet utilization of our vessels in the year ended December 31, 2020 compared to the year ended December 31, 2019 mainly due to the scheduled installation of scrubbers and dry-dockings of our vessels, of which $3.2 million relates to incremental delays in the Chinese shipyards where these activities were being performed due to the COVID-19 pandemic.

Voyage Expenses
Voyage expenses increased by $2.7 million to $14.3 million in the year ended December 31, 2020 from $11.6 million in the year ended December 31, 2019 primarily as a result of the increase in the average number of vessels in our fleet.
Vessel Operating Expenses
Vessel operating expenses increased by $8.4 million to $110.9 million in the year ended December 31, 2020 from $102.5 million in the year ended December 31, 2019, primarily as a result of the increase in the average number of vessels in our fleet and an overall increase in the average daily operating cost to $5,586 per vessel per day for vessels on time charter for the year ended December 31, 2020 compared to $5,506 per vessel per day for the year ended December 31, 2019. Management believes that our daily operating costs are among the most competitive in the industry.
Depreciation
Depreciation expense increased by 5.2%, or $5.0 million, to $101.5 million in the year ended December 31, 2020 from $96.5 million in the year ended December 31, 2019 mainly due to the acquisition of the vessels Niledutch Lion, Phoebe, Charleston, Bremen and C Hamburg and the installation of scrubbers on nine of our vessels in the year ended December 31, 2020.
Amortization of Deferred Drydocking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs increased by $2.3 million to $11.0 million in the year ended December 31, 2020 from $8.7 million in the year ended December 31, 2019.
General and Administrative Expenses
General and administrative expenses decreased by $2.5 million to $24.3 million in the year ended December 31, 2020, from $26.8 million in the year ended December 31, 2019. The decrease was mainly due to decreased non-cash recognition of share-based compensation.
Interest Expense, Interest Income and Other Finance Expenses
Interest expense decreased by 25.8%, or $18.6 million, to $53.5 million in the year ended December 31, 2020 from $72.1 million in the year ended December 31, 2019. The decrease in interest expense is due to a decrease in debt service cost by approximately 1.5% and a $96.1 million decrease in our average debt (including leaseback obligations), to $1,519.9 million in the year ended December 31, 2020, compared to $1,616.0 million in the year ended December 31, 2019.
As of December 31, 2020, our outstanding bank debt, gross of deferred finance costs, was $1,368.1 million and our leaseback obligation was $123.4 million compared to bank debt of $1,423.8 million and our leaseback obligation of $138.2 million as of December 31, 2019.
Interest income increased by $0.2 million to $6.6 million in the year ended December 31, 2020 compared to $6.4 million in the year ended December 31, 2019.

Other finance costs, net decreased by $0.4 million to $2.3 million in the year ended December 31, 2020 compared to $2.7 million in the year ended December 31, 2019 mainly due to the decrease in finance costs related to the leaseback obligations, partially offset by lease termination fees in the year ended December 31, 2020.
Equity income on investments
Equity income on investments increased by $4.7 million to $6.3 million of income on investments in the year ended December 31, 2020 compared to $1.6 million in the year ended December 31, 2019 due to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.
Loss on Derivatives
Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2020 and December 31, 2019.
Other income/(expenses), net
Other income, net was remained stable at $0.6 million in each of the years ended December 31, 2020 and December 31, 2019.
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
Vessel Operating Expenses
Vessel operating expenses decreased by 2.0%, or $2.1 million, to $102.5 million in the year ended December 31, 2019 from $104.6 million in the year ended December 31, 2018. The average daily operating cost per vessel for vessels on time charter was $5,506 per day for the year ended December 31, 2019 compared to $5,619 per day for the year ended December 31, 2018. Management believes that our daily operating costs are one of the most competitive in the industry.
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
Interest Expense, Interest Income and Other Finance Expenses
Interest expense decreased by 15.9%, or $13.6 million, to $72.1 million in the year ended December 31, 2019 from $85.7 million in the year ended December 31, 2018. The decrease in interest expense is attributable to:
•
$28.2 million decrease in interest expense on two of our credit facilities for which we recognized an interest expense accrual in the third quarter of 2018, which has been classified on our balance sheet under “Accumulated accrued interest” and represents future interest expense for the relevant facilities that has been recognized in advance as a result of the application of TDR accounting in connection with our 2018 debt refinancing;

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
Liquidity and Capital Resources
Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019; and the capital contribution of DIL on August 10, 2018. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028, as part of our contemplated 2021 Debt Refinancing as discussed below. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.
Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. Our completion of the 2021 Debt Refinancing, including the offering of Senior Notes completed in February 2021, would decrease the principal amount of debt we have outstanding through amortization prior to the consummation thereof, extend the maturities of most of our indebtedness and decrease the amount of our cash from operations that is required to service our indebtedness, as reduced amortization and debt levels more than offset the higher interest rate payable under the Senior Notes.
Under our existing multi-year charters as of December 31, 2020, we had contracted revenues of $478.7 million for 2021 and thereafter approximately $0.6 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure and the impact of COVID-19, on demand for seaborne transportation of containerized cargoes, to meet their obligations under these charters.
As of December 31, 2020, we had cash and cash equivalents of $65.7 million. As of December 31, 2020, we had no remaining borrowing availability under our credit facilities. As of December 31, 2020, we had $1,368.1 million of outstanding indebtedness gross of deferred finance costs. We are obligated to make quarterly fixed amortization payments, totaling $132.0 million in 2021 (gross of deferred finance costs) as of December 31, 2020, as well as quarterly variable amortization payments, including a variable amortization payment of $23.9 million which was paid in February 2021, on this outstanding indebtedness. See “—Scheduled Principal Payments” below.
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
On May 12, 2020, we refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.
As of December 31, 2020, we also had $123.4 million of outstanding leaseback obligations, gross of deferred finance costs, with aggregate payments of $30.9 million (including imputed interest) due in monthly installments by December 31, 2021, with respect to two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect as described in Note 4 “Fixed Assets, net” to our consolidated financial statements included elsewhere in this report for additional information regarding our leaseback obligations.
On April 8, 2020, we entered into a loan agreement with Macquarie Bank for an amount of up to $24 million drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of the vessels Niledutch Lion and Phoebe. Additionally, on December 11, 2020, we drew down another tranche of the loan with Macquarie Bank amounting to $34.0 million, which was used to partially finance the acquisition costs of another two newly acquired vessels Bremen (ex CPO Bremen) and C Hamburg(ex CPO Hamburg). On July 2, 2020, we drew down a loan with SinoPac for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel Charleston (ex SM Charleston).
On February 4, 2021, we announced the pricing of our offering of $300 million of 8.500% senior unsecured notes due 2028. We intend to use the net proceeds from the offering, together with a new $815 million senior secured credit facility and a new $135 million sale leaseback arrangement, to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness. The offering closed on February 11, 2021. The net proceeds from the offering were placed into an escrow account, with Citibank, N.A., as escrow agent, pending use as part of the 2021 Debt Refinancing. The New Senior Secured Credit Facility remains subject to negotiation and entry into definitive documentation, and the transactions contemplated thereby and by the New Leaseback Agreement remain subject to customary closing conditions. See “— 2021 Debt Refinancing” below.
In December 2019, we completed the sale of 9,418,080 shares of common stock in an underwritten public offering raising aggregate proceeds net of underwriting discounts of $54.4 million. Additionally, we incurred approximately $0.9 million of related share issuance costs.
In 2018, we entered into the 2018 Refinancing agreement with certain of our lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction which was consummated on August 10, 2018. The debt refinancing involved our entry into new credit facilities, which we refer to as the 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 7,095,877 shares of our common stock on the 2018 Refinancing Closing Date. In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the 2018 Refinancing Closing Date, for which DIL did not receive any shares of common stock or other interests in us. See the Note 10, “Long-term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information.
Under the 2018 Credit Facilities and Macquarie Bank and SinoPac senior secured credit facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information. We also have significant payment obligations under our leaseback arrangements for the vessels Hyundai Honour and Hyundai Respect. See Note 4 “Fixed Assets, net” to our consolidated financial statements included elsewhere in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations, including in light of our existing cash resources and the amount of our contracted revenue which, as described above, depends on our charterers’ continued fulfillment of their obligations to us.
In 2008, our board of directors decided to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We have not paid a dividend since then. In addition, under the 2018 Credit Facilities we were not permitted to pay dividends, until (1) we received in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied and we will be permitted under our credit facilities to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.
In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. In March 2020, we increased our equity participation in ZIM to 10.2% by acquisition of additional shares for $75 thousand. On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. We currently own 10,186,950 ordinary shares of ZIM, which shareholding interest was valued at $203.1 million as of February 26, 2021 and recorded at a book value of $75 thousands as of December 31, 2020. ZIM’s charter-owner creditors designated two of the nine members of ZIM’s initial Board of Directors following the restructuring, including one director nominated by us, Dimitris Chatzis, the father of our Chief Financial Officer. We do not have any ongoing ZIM director designation or nomination rights.
In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding losses of $11.6 million for all remaining HMM and ZIM notes in accumulated other comprehensive income/(loss) as of December 31, 2020. See Note 7, “Other Non-current Assets” to our consolidated financial statements included in this report.
In the first half of 2020, we installed scrubbers on nine of our vessels with total costs of $39.9 million.
On October 2, 2019, we entered into an agreement to acquire a 8,463 TEU container vessel built in 2005 for a gross purchase price of $25.0 million, of which $2.5 million was advanced before December 31, 2019. This vessel was delivered to us on April 14, 2020 and was renamed to Phoebe. In January 2020, we acquired an 8,626 TEU container vessel built in 2008 which was renamed to Niledutch Lion, for a gross purchase price of $28.0 million. On February 21, 2020, we entered into an agreement to acquire an 8,533 TEU container vessel built in 2005 for a gross purchase price of $23.6 million. This vessel was delivered to us on June 10, 2020 and was renamed to Charleston (ex SM Charleston). On October 16, 2020, we entered into agreements to acquire two 9,000 TEU container vessels built in 2009 for gross aggregate purchase price of $62.0 million. These two vessels were delivered to us in December 2020. We financed the acquisition of five vessels with a combination of cash on hand and a senior secured credit facility with Macquarie Bank amounting to an aggregate amount of $58 million and with SinoPac facility of $13.3 million drawn down in tranches in 2020.
2021 Debt Refinancing
We have signed a commitment letter with Citibank N.A. and National Westminster Bank plc with respect to a New Senior Secured Credit Facility of up to $815 million (the “New Senior Secured Credit Facility”). In addition, we have entered into a sale leaseback agreement (the “New Leaseback Agreement”)

with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., for up to $135.0 million with respect to five vessels in our fleet.
We have also entered into agreements with the lenders under the senior secured credit facilities to be refinanced with respect to the 2021 Debt Refinancing, to the extent required, pursuant to which such lenders consented to our issuance of our Senior Notes, as described below under “— Senior Notes”.
We expect to use proceeds from the New Senior Secured Credit Facility and the New Leaseback Agreement, together with the net proceeds of the Senior Notes offering and cash on hand, including cash generated from operations for the period from December 31, 2020 to the date of completion of the 2021 Debt Refinancing which will be used to make scheduled amortization payments prior to such closing date, to refinance all of our indebtedness under the following senior secured credit facilities:
•
The Royal Bank of Scotland $475.5 million Facility

•
HSH Nordbank — Aegean Baltic Bank — Piraeus Bank $382.5 million Facility

•
Citibank $114 million Facility

•
Citibank $123.9 million Facility

•
Citibank $120 million Facility

•
Citibank — Eurobank $37.6 million Facility

•
Club Facility $206.2 million

•
Credit Suisse $171.8 million Facility

•
Sinosure-Cexim-Citibank-ABN Amro $203.4 million Facility

These senior secured credit facilities represent all of our existing credit facilities and other financing arrangements other than (1) our Macquarie Bank and SinoPac senior secured credit facilities, which respectively financed and are secured by the five vessels we acquired in 2020, which we refer to as the “2020 Credit Facilities”, under which an aggregate principal amount of $68.8 million was outstanding as of December 31, 2020, and (2) our sale-leaseback back arrangement entered into in 2020 for the vessels Hyundai Honour and Hyundai Respect, which we refer to as the 2020 Leaseback Agreement, under which we had outstanding leaseback obligations of $123.4 million as of December 31, 2020, which will remain in place in accordance with their existing terms after the 2021 Debt Refinancing.
The New Senior Secured Credit Facility contemplated by our commitment letter remains subject to negotiation and entry into definitive documentation and the satisfaction of customary closing conditions, by no later than April 27, 2021, unless extended with the approval of the lenders thereunder and the New Leaseback Agreement remains subject to the satisfaction of customary closing conditions. In addition, the consummation of the contemplated 2021 Debt Refinancing is subject to the completion of the loan repurchases under our existing senior secured credit facilities described above.
Our (1) entry into (i) the definitive loan agreement with Citibank N.A. and National Westminster Bank plc for the New Senior Secured Credit Facility, and (ii) the New Leaseback Agreement with Oriental Fleet International Company Limited and (2) the application of proceeds thereunder, together with the net proceeds of our Senior Notes offering (which have been placed in escrow pending such use as described below under “— Senior Notes”), and cash on hand, including cash from operations during the period from December 31, 2020 to the date of completion of the 2021 Debt Refinancing that will be used to make scheduled amortization payments and/or prepayments, to repay and retire all of our existing debt under the credit facilities identified above is referred to in this annual report as the “2021 Debt Refinancing.” We expect to complete the 2021 Debt Refinancing in March or April 2021 in advance of the April 27, 2021 termination date under the commitment letter for the New Senior Secured Credit Facility.
New Senior Secured Credit Facility
We have signed a commitment letter with Citibank N.A. and National Westminster Bank plc for a new senior secured credit facility in an aggregate amount equal to the lesser of $815.0 million and 75% of the aggregate charter-attached market value of the 48 owned vessels mortgaged thereunder and the residual value (which is any excess of the charter-attached fair market value of the applicable vessel above the principal amount of the corresponding leaseback obligation) of the seven vessels subject to the 2020 Leaseback Agreement or the New Leaseback Agreement, which we refer to as the New Senior Secured Credit Facility. The obligations of Danaos Corporation, as borrower, under the New Senior Secured Credit Facility will be secured by first preferred mortgages over the 48 owned vessels financed, general assignment of all hire freights, income and earnings, including all rights under any charter of more than 24 months’ duration, the assignment of insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and will benefit from corporate guarantees from our subsidiaries that own the vessels mortgaged thereunder and that own the vessels subject to the 2020 Leaseback Agreement and the New Leaseback Agreement. In addition, we have agreed to cause each entity that owns a vessel securing the New Senior Secured Credit Facility to become a directly owned subsidiary of Danaos Corporation and eliminate all intermediate holding companies, other than the intermediate holding companies that own the shares of the subsidiaries that directly own the seven vessels subject to the 2020 Leaseback Agreement and the New Leaseback Agreement and the intermediate holding company that owns the shares of the subsidiaries that own the five vessels securing the 2020 Credit Facilities, within six months of the closing date of the New Senior Secured Credit Facility. No intermediate holding company currently guarantees any debt under any of our existing financing arrangements. Currently, each intermediate holding company has pledged shares in vessel owning entities that it owns to lenders under our existing financing arrangements and any intermediate holding company remaining after such elimination will pledge shares in vessel owning entities that it owns to lenders under the New Leaseback Agreement, the 2020 Leaseback Agreement and the 2020 Credit Facilities.
We expect that borrowings under the New Senior Secured Credit Facility will bear interest at an annual interest rate of LIBOR plus a margin of 2.50%. The New Senior Secured Credit Facility is expected to be repayable in quarterly or semi-annual installments of aggregating $81.5 million per annum, and a balloon payment due on the final maturity date, which will be the fourth anniversary of drawdown or, at the option of the lenders under the New Senior Secured Credit Facility, the sixth anniversary of drawdown, of $489 million or $326 million, respectively. Upon the sale or actual or constructive total loss of a vessel, we will be required to prepay the facility in an amount equal to the outstanding amount of the facility multiplied by the fraction of the market value of the relevant vessel divided by the market value of all vessels mortgaged thereunder plus the residual value of the vessels subject to the 2020 Leaseback Agreement or the New Leaseback Agreement.
The New Senior Secured Credit Facility is expected to contain financial covenants requiring us to maintain throughout the term of the New Senior Secured Credit Facility a:
(i)
minimum fair market value of collateral vessels to loan value coverage of 120%;

(ii)
minimum cash and cash equivalents of $30.0 million;

(iii)
maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iv) minimum consolidated EBITDA to net interest expense ratio of 2.5x.
The New Senior Secured Credit Facility is also expected to contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach or change to an existing charter or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the credit facility. It will also require that the vessels mortgaged under the facility are at all times managed by our Manager. In addition, we and our subsidiaries will not be permitted under the New Senior Secured Credit Facility to pay dividends if there is a breach of covenant or an event of default. The New Senior Secured Credit Facility will also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the consent of the lenders thereunder before we incur any new indebtedness that is secured by the mortgaged vessels.

For the purpose of these covenants, the market value of our vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than twelve months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent a vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel’s book value.
A “Change of Control” will give rise to a mandatory prepayment in full of our New Senior Secured Credit Facility. A “Change of Control” of the Company for these purposes is expected to include the occurrence of the following: (i) Dr. Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock, (iv) any person or persons acting in concert (other than the Coustas family) controls the Company, (v) Dr. Coustas and DIL cease to own 80% of the capital stock and/or voting rights in our Manager and/or cease to control the Manager, and/or (vi) any guarantor of the New Senior Secured Credit Facility ceases to be a wholly owned subsidiary of (and controlled by) Danaos Corporation or any subsidiary of Danaos Corporation that is chartering-in a vessel under the 2020 Leaseback Agreement or the New Leaseback Agreement ceases to be an indirect wholly owned subsidiary of (and controlled by) Danaos Corporation.
As outlined above, the New Senior Secured Credit Facility is expected to have substantially similar covenants as are included in our 2018 Credit Facilities; however, our New Senior Secured Credit Facility is not expected to include a market-value adjusted net worth financial covenant, is expected to contain only one collateral to loan value coverage requirement and the financial covenant levels will be fixed throughout the term of the facility. Certain other restrictive terms of the 2018 Credit Facilities, such as the variable amortization requirement, will not be included in the New Senior Secured Credit Facility.
New Sale Leaseback Agreement
Pursuant to the sale and leaseback arrangement, which we refer to as the New Leaseback Agreement, with respect to the CMA CGM Melisande, the CMA CGM Attila, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, our subsidiaries that own these vessels will (1) sell them to Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., for an aggregate amount equal to the lesser of $135 million and 85% of the fair market value of the vessels and (2) charter-in the vessels from Oriental Fleet International Company Limited under a bareboat charter with a term of five years. At the end of the five-year bareboat charter term, we will reacquire the vessels for an aggregate amount of $31 million ($6.2 million per vessel), or earlier, at our option after the second year, for a purchase price set forth in the agreement, which generally is the principal amount outstanding thereunder for the applicable vessel, plus a premium to such principal amount of 2.5% after two years, 2.0% after three years and 1.5% after four years, and certain related costs. Oriental Fleet International Company Limited will also have the right to sell the vessels to us if at any time the vessels remain unchartered for 12 consecutive months for an amount equal to the outstanding principal amount with respect to the applicable vessel or for an aggregate amount of $36 million ($7.2 million per vessel) at the end of the fourth year of the bareboat charter.
The scheduled leaseback installments payable on a monthly basis by our subsidiaries are expected to reflect a rate of $24,000 per day for the first two years, $10,300 per day for the third year and $3,500 per day for the fourth and fifth years of the charter, which represents the equivalent of an interest rate on outstanding principal obligations of approximately 4.73%. The obligations of our subsidiaries under the bareboat charters will be guaranteed by Danaos Corporation, and secured by a general assignment of all hire freights, income and earnings, including any charter of more than twelve months’ duration, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and stock pledges.
The agreement is expected to contain equivalent financial and other covenants and events of default, including change of control and cross default, to those expected to be contained in our New Senior Secured

Credit Facility, as described above, other than that it is expected to require a minimum fair market value collateral coverage ratio of 110%.
Senior Notes
On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The Senior Notes are general senior unsecured obligations of Danaos Corporation.
The net proceeds from the offering were placed into an escrow account, with Citibank, N.A., as escrow agent, pending use as part of the 2021 Debt Refinancing. We expect to complete the 2021 Debt Refinancing in March or April 2021 in advance of the April 27, 2021 termination date under the commitment letter for the New Senior Secured Credit Facility. We will be required to use the escrowed net proceeds, together with cash on hand, to redeem the Senior Notes at par, plus accrued and unpaid interest to but excluding the redemption date, if the 2021 Debt Refinancing is not completed by August 9, 2021.
The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent (the “Indenture”). The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028.
We may redeem some or all of the Senior Notes at any time or from time to time for cash: (i) prior to March 1, 2024, at 100.000% of the principal amount of such Senior Notes, plus an applicable “make-whole premium,” plus accrued and unpaid interest; (ii) on or after March 1, 2024 and prior to March 1, 2025, at 104.250% of the principal amount of such Senior Notes, plus accrued and unpaid interest; (iii) on or after March 1, 2025 and prior to March 1, 2026, at 102.125% of the principal amount of such Senior Notes, plus accrued and unpaid interest; and (iv) on or after March 1, 2026 and prior to maturity, at 100.000% of the principal amount of such Senior Notes, in each case plus accrued and unpaid interest to, but not including, the redemption date.
Subject to certain conditions, at any time and from time to time prior to March 1, 2024 we may redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of public equity offerings of the Company and certain contributions to the Company’s equity at a redemption price of 108.50% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; provided that at least 65% of the original aggregate principal amount of the Senior Notes remain outstanding.
If a “Change of Control” (as defined in the Indenture) of the Company occurs, the Company must make a “Change of Control Offer” (as defined in the Indenture) to each holder of the notes to repurchase all or any part of such holder’s Senior Notes at a purchase price in cash in an amount equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. In the event of certain developments affecting taxation, we may redeem the Senior Notes in whole, but not in part, at any time, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption.
The Indenture contains covenants that limit, among other things, our ability and the ability of certain of our existing and future subsidiaries to:
•
pay dividends, make distributions, redeem capital stock and make certain other restricted payments of investments;

•
incur additional indebtedness or issue certain equity interests;

•
merge, consolidate or sell all or substantially all assets;

•
issue or sell capital stock of some of the Company’s subsidiaries;

•
sell or exchange assets or enter into new businesses;

•
create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;

•
create liens on assets; and

•
enter into certain transactions with affiliates or related persons.

Application will be made for the listing of the Senior Notes on the Official List of The International Stock Exchange (the “ISE”). The ISE is not a regulated market for the purposes of Directive 2004/39/EC. There are no assurances that the Senior Notes will be admitted for trading on the ISE.
The Senior Notes and the Indenture contain customary events of default, including failure to pay principal or interest, breach of covenants, cross-acceleration to other debt in excess of $30 million and bankruptcy events, all subject to terms, including notice and cure periods, set forth in the Indenture.
The Indenture and the Senior Notes are governed by New York law. The Indenture, including the form of Senior Notes, is filed as Exhibit 2.2 to this Annual Report on Form 20-F.
Shares Repurchase
In October 2020, we repurchased 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp. These transactions resulted in the share repurchase program which we announced on August 3, 2020 being terminated.
Impact of COVID-19 on our Business
The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic has already had severe impacts on the global economic activity, which were expected to lead to a global recession. These trends are expected to continue for the near future as the success and timing of COVID-19 containment strategies are uncertain and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already begun to reverse some of the negative impacts suffered in the first half of 2020.
In particular as it pertains to our business, the COVID-19 pandemic negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined significantly in 2020, with an estimated impact of around 3% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized freight rates. The second half of 2020 has seen robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has driven global idle capacity to approximately 1.2% as of December 31, 2020, with negligible vessel capacity available in certain size segments, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this period at higher rates. Many liner operators and containership owners reported improved results in the third quarter of 2020, due in part to improving container shipping industry market conditions in the second half of the year. Our operating revenues increased to $461.6 million in the year ended December 31, 2020 compared to $447.2 million in the year ended December 31, 2019. We also believe we have protection from future downside risk due to our longstanding business relationships and the long-term contracts securing a majority of our fleet, and all of our larger vessels, further supported by a historically low orderbook for new containerships constraining vessel supply in the near term.
COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations.
In response to the pandemic, we have instituted enhanced safety protocols such as having a substantial portion of our on-shore staff working remotely, more frequent disinfection of our on-shore facilities, temperature readings, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices, which is a substantial expense borne by our customers, has helped to bolster their financial position.
The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.
Cash Flows
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(In thousands)
Net cash provided by operating activities	$265,679	$219,878	$164,686
Net cash used in investing activities	$(170,736)	$(21,360)	$(8,250)
Net cash used in financing activities	$(168,450)	$(136,623)	$(148,868)
Net Cash Provided by Operating Activities
Net cash flows provided by operating activities increased by 20.8%, or $45.8 million, to $265.7 million in the year ended December 31, 2020 compared to $219.9 million in the year ended December 31, 2019. The increase was the result of a decrease of $19.1 million in net finance expenses, an increase of $14.4 million in operating revenue and a $23.9 million change in working capital, which were partially offset by an increase of $11.6 million in operating expenses in the year ended December 31, 2020 compared to the year ended December 31, 2019.
Net Cash Used in Investing Activities
Net cash flows used in investing activities increased by $149.3 million, to $170.7 million used in investing activities in the year ended December 31, 2020 compared to $21.4 million used in investing activities in the year ended December 31, 2019. The increase mainly due to the acquisition of five vessels and installation of scrubbers in the year ended December 31, 2020 compared to the year ended December 31, 2019.
Net Cash Used in Financing Activities
Net cash flows used in financing activities increased by $31.8 million, to $168.4 million used in financing activities in the year ended December 31, 2020 compared to $136.6 million used in financing activities in the year ended December 31, 2019 mainly due to net change in paid-in capital by $84.7 million, which was partially offset by decreased net payments of long-term debt and leaseback obligations by

$32.7 million, a decrease in finance costs by $10.5 million and a decrease in payments of accumulated accrued interest by $9.7 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.
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

Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(In thousands)
Net income/(loss)	$153,550	$131,253	$(32,936)
Depreciation	101,531	96,505	107,757
Amortization of deferred drydocking & special survey costs	11,032	8,733	9,237
Amortization of deferred realized losses of cash flow interest rate swaps	3,632	3,622	3,694
Amortization of finance costs and debt discount	16,817	16,866	14,957
Finance costs accrued (Exit Fees under our Bank Agreement)	521	556	2,059
Interest income	(6,638)	(6,414)	(5,781)
Interest expense	36,687	55,203	70,749
EBITDA	317,132	306,324	169,736
Gain on debt extinguishment	—	—	(116,365)
Refinancing professional fees	—	—	51,313
Impairment loss	—	—	210,715
Accelerated amortization of accumulated other comprehensive loss	—	—	1,443
Stock based compensation	1,199	4,241	1,006
Adjusted EBITDA	$318,331	$310,565	$317,848
EBITDA increased by $10.8 million, to $317.1 million in the year ended December 31, 2020, from $306.3 million in the year ended December 31, 2019. This increase was attributed to an increase of $14.4 million in operating revenue and a $4.7 million improvement in operating performance on our equity investments, which were partially offset by a $8.3 million increase in operating expenses in the year ended December 31, 2020 compared to the year ended December 31, 2019.
Adjusted EBITDA increased by $7.7 million, to $318.3 million in the year ended December 31, 2020 from $310.6 million in the year ended December 31, 2019. This increase was mainly attributable to a $14.4 million increase in operating revenue and a $4.7 million improvement in operating performance on our equity investments, which were partially offset by a $11.4 million increase in operating expenses in the year ended December 31, 2020 compared to the year ended December 31, 2019.
2020 Credit Facilities
On April 8, 2020, our subsidiaries Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank for an amount up to $24.0 million drawn down in full on April 9, 2020 (the “First Tranche”). The loan was used to partially finance the acquisition costs of two newly acquired vessels Niledutch Lion and Phoebe. Additionally, on December 11, 2020, our subsidiaries Oceancarrier (No.2) Corp. and Oceancarrier (No.3) Corp. drawn down another tranche of the loan amounting to $34.0 million (the “Second Tranche”), which was used to partially finance the acquisition costs of another two newly acquired vessels Bremen (ex CPO Bremen) and C Hamburg (ex CPO Hamburg) owned by these vessel owning companies. The loan facility is secured by the liens on these vessels and is guaranteed by Danaos. The loan bears interest at LIBOR plus 3.9% margin for the First Tranche and 3.75% for the Second Tranche. The First Tranche is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period with a balloon payment at maturity amounting to $10.4 million. The Second Tranche is repayable in nineteen quarterly instalments starting from March 31, 2021 over a five year period with a balloon payment at maturity amounting to $15.2 million. This credit facility contains financial covenants and events of default, including change of control and cross default, generally equivalent to those contained in our 2018 Credit Facilities described below; however, the maximum outstanding loan to collateral value coverage requirement is 65% and it contains a minimum working capital requirement of $1 million per vessel.
On July 2, 2020, our subsidiary Oceancarrier (No.1) Corp. drew down a loan with SinoPac, which is guaranteed by Danaos, for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel Charleston (ex SM Charleston) owned by this vessel owning company, a lien on which vessel secures this loan agreement. Danaos Corporation also provides a guarantee of the obligations under this loan agreement. The loan bears interest at LIBOR plus 3.75% margin and is repayable in nineteen quarterly instalments starting three months after the drawn down over a five year period of the loan with a balloon payment at maturity amounting to $3.8 million. This facility contains a covenant requiring Oceancarrier (No.1) to maintain minimum collateral of the aggregate fair market value of the vessel Charleston (ex SM Charleston) or other collateral, if necessary, of at least 120% of the loan balance tested semi-annually, and contains similar events of default, including change of control and cross defaults, to those contained in our 2018 Credit Facilities described below; however, it does not contain any other financial covenants.
2018 Refinancing and 2018 Credit Facilities
We entered into a debt refinancing agreement with certain of our lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing, which we refer to as the “2018 Refinancing”, which was consummated on August 10, 2018, which we refer to as the 2018 Refinancing Closing Date, that superseded, amended and supplemented the terms of each of our then-existing credit facilities (other than the Sinosure-CEXIM-Citibank-ABN Amro credit facility which is not covered thereby). The 2018 Refinancing provided for, among other things, the issuance of 7,095,877 new shares of common stock to certain of our lenders (which represented 47.5% of our outstanding common stock immediately after giving effect to such issuance and diluted existing shareholders ratably), a principal amount debt reduction of approximately $551 million, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantees and security packages and $325.9 million of new debt financing from one of our lenders — Citibank (the “Citibank — New Money”). Our largest stockholder, DIL, contributed $10 million to the Company on the 2018 Refinancing Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. The maturities of the new loan facilities covered by this debt refinancing were extended by five years to December 31, 2023 (or, in some cases, June 30, 2024).
In addition, we agreed to make reasonable efforts to source investment commitment for new shares of common stock for not less than $50 million in net proceeds no later than 18 months after the 2018 Refinancing Closing Date (up to $10 million of which is to be underwritten by DIL as set out in the Backstop Agreement (See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Backstop Agreement”)). We sold 9,418,080 shares of common stock in the public offering completed in December 2019 raising aggregate proceeds net of underwriting discounts of $54.4 million.
As part of the 2018 Refinancing we entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 (or, in some cases as noted below, June 30, 2024) through an amendment and restatement or replacement of existing credit facilities. The following are the new term loan credit facilities (the “2018 Credit Facilities”):
(i)
a $475.5 million credit facility provided by the Royal Bank of Scotland (the “RBS Facility”), which refinanced the prior Royal Bank of Scotland credit facilities

(ii)
a $382.5 million credit facility provided by HSH Nordbank AG — Aegean Baltic Bank — Piraeus Bank (the “HSH Facility”), which refinanced the prior HSH Nordbank AG — Aegean Baltic Bank — Piraeus Bank credit facilities

(iii)
a $114.0 million credit facility provided by Citibank (the “Citibank $114 mil. Facility”), which refinanced the prior Citibank credit facility

(iv)
a $171.8 million credit facility provided by Credit Suisse (the “Credit Suisse $171.8 mil. Facility”), which refinanced the prior Credit Suisse credit facility

(v)
a $37.6 million credit facility provided by Citibank — Eurobank (the “Citibank — Eurobank $37.6 mil. Facility”), which refinanced the prior Citibank — Eurobank credit facility

(vi)
a $206.2 million credit facility provided by Citibank — Credit Suisse — Sentina (the “Club Facility $206.2 mil.”), which refinanced the prior EnTrustPermal — Credit Suisse — CitiGroup Club facility

(vii)
a $120.0 million credit facility provided by Citibank (the “Citibank $120 mil. Facility”), which refinanced the prior ABN Amro — Bank of America Merrill Lynch — Burlington Loan Management — National Bank of Greece facilities

(viii)
a $123.9 million credit facility provided by Citibank (the “Citibank $123 mil. Facility”), which refinanced the prior Deutsche Bank facility

Interest and Fees
The interest rate payable under the 2018 Credit Facilities (which does not include the Sinosure-CEXIM-Citibank- ABN Amro credit facility) is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of $282 million principal related to the RBS Facility and HSH Facility, which tranches have maturity dates of June 30, 2024.
We were required to pay a cash amendment fee of $69.2 million in the aggregate, out of which $14.8 million, $30.5 million and $23.9 million was paid in cash in the years ended December 31, 2020, 2019 and 2018, respectively. Of the cash amendment fee, $17.2 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $52.0 million was expensed to the consolidated statement of operations in the year ended December 31, 2018.
We were also required to issue 1,052,179 shares of common stock as part of the amendments fees on the 2018 Refinancing Closing Date, or $25.0 million fair value in the aggregate. Of this amount, recognition of $18.1 million was deferred and will be amortized over the life of the respective credit facilities with the effective interest method and $6.9 million was expensed in the accompanying consolidated statements of operations in the year ended December 31, 2018. The fair value of the shares issued at the 2018 Refinancing Closing Date are based on a Level 1 measurement of the share’s price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split we effected on May 2, 2019) as of August 10, 2018.
We incurred $51.3 million of professional fees related to the refinancing discussions with our lenders reported under “Other income/(expenses), net” in the accompanying consolidated statements of operations for the year ended December 31, 2018. Additionally, we deferred $11.7 million of professional fees related to the Citibank facilities, which will be amortized over the life of the respective credit facilities.
Covenants, Events of Defaults, Collaterals and Guarantees
The 2018 Credit Facilities contain financial covenants set at levels with which we were in compliance as of December 31, 2020 and that requires us to maintain:
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

The 2018 Credit Facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to our business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective 2018 Credit Facilities. Each of the new credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, our investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees.
In connection with the 2018 Refinancing, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect in April 2019. The net proceeds were applied pro rata to partially repay the 2018 Credit Facilities secured by mortgages on these vessels. On May 12, 2020 we refinanced the existing leaseback obligation related to these vessels with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. The leaseback agreement contains equivalent financial covenants to those contained in our 2018 Credit Facilities described above. See Note 4 “Fixed Assets, net” to our consolidated financial statements included elsewhere in this report.
For the purpose of these covenants, the market value of our vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent a vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel’s book value.
Exit Fee
As of December 31, 2020 and 2019, the Company has an accrued Exit Fee of $22.7 million and $22.1 million, respectively, relating to its debt facilities and is reported under “Long-term debt, net” in the consolidated Balance Sheet. The payment of the exit fees accrued under the long-term debt prior to the debt refinancing shall be postponed on the earlier of maturity, acceleration or prepayment or repayment in full of the amended facilities or the relevant facility refinancing. The exit fees will accrete in the consolidated statement of operations of the Company over the life of the respective facilities covered by the 2018 Refinancing (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) up to the agreed full exit fees payable amounting to $24.0 million.
Accounting for the Refinancing Agreement
We performed an accounting analysis on a lender by lender basis to determine which accounting guidance applied to each of the amendments to our existing credit facilities as part of the 2018 Refinancing. The following guidance was used to perform the analysis:
(i)
As set forth in ASC 470-60, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” troubled debt restructuring (“TDR”) accounting is required when the debtor is experiencing financial difficulty and the creditor has granted a concession. A concession is granted when the effective borrowing rate on the restructured debt is less than the effective borrowing rate on the original debt. The application of TDR accounting requires a comparison of the recorded value of each debt instrument prior to restructuring to the sum of the undiscounted future cash flows to be received by a creditor under the newly restructured debt instrument. Interest expense in future periods is determined by the effective interest rate required to discount the newly restructured future cash flows to equal the recorded value of the debt instrument without regard to how the parties allocated these cash flows to principal and interest in the restructured agreement. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. In this instance, no future interest expense will be recorded on the affected facilities, as the adjusted recorded value and the undiscounted future cash flows are equal and the effective interest rate is zero.
(ii)
For lenders on which we concluded that the above changes to the terms of long-term debt do not constitute a troubled debt restructuring as no concession has been granted, we applied the guidance in ASC 470-50, Modifications and Extinguishments. The accounting treatment is determined by whether (1) the lender (creditor) remains the same and (2) terms of the new debt and original debt are substantially different. The new debt and the old debt are considered “substantially different” pursuant to ASC 470-50 when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt should be initially recorded at fair value, with the difference recognized as an extinguishment gain or loss.

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

Following the issuance of the shares of common stock, HSH and RBS are considered related parties. In 2020, HSH sold the shares of our common stock. In October 2020, we repurchased 2,517,013 shares from RBS. The fair value of the shares issued at the 2018 Refinancing Closing Date are based on a Level 1 measurement of the share’s price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split we effected on May 2, 2019) as of August 10, 2018.
Modification and Extinguishment Accounting
Based on the accounting analysis performed, we concluded that:
(i)
As of the 2018 Refinancing Closing Date, the outstanding balance for the Credit Suisse Facility, the Credit Suisse and Sentina portions of the New Club Facility and the Eurobank portion of the Citibank — Eurobank Facility was $173.5 million, $125.6 million and $7.2 million, respectively. The present value of the cash flows under the Credit Suisse facilities and Sentina portion of the New Club Facility and Eurobank portion of the Citibank — Eurobank Facility, as amended by the debt refinancing, were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing, and, as such, were accounted for the debt refinancing as a modification. Accordingly, no gain or loss was recorded and a new effective interest rate was established based on the carrying value of the long-term loan prior to the debt refinancing becoming effective and the revised cash flows pursuant to the debt refinancing, including the fair value of the shares issued to the lender as part of the amendment fees. Total amendment fees paid in cash and shares to the Credit Suisse Facility, New Club Facility and Eurobank portion of the Citibank — Eurobank Facility were $15.1 million, $10.9 million and $0.1 million, respectively, and are deferred over the life of the facilities and recognized through the new effective interest method.

(ii)
The present value of the cash flows for all of the Existing Citibank facilities amounting to $152.9 million plus the Citibank — New Money amounting to $325.9 million, was substantially different from the present value of the remaining cash flows under the terms of the original instrument prior to the debt refinancing, and, as such, accounted for the debt refinancing as an extinguishment. Accordingly, we derecognized the carrying value of the prior Citibank debt facilities and recorded the refinanced debt at fair value totaling $448.2 million. Total new fees of $49.5 million were recorded directly in the consolidated statement of operations under the gain on debt extinguishment. The fair value of the new Citibank facilities was determined by the Company through an independent valuation using an issue date, risk adjusted market interest rate of 7.15% per annum, similar to the market yield for unsecured high yield bonds to the shipping companies, and considered to be a Level 2 input in the ASC 820 fair value hierarchy.

The outstanding principal and related exit fee payable for the Deutsche Bank Facility, the EnTrustPermal portion of the Club Facility and the ABN Amro — Bank of America Merrill Lynch — Burlington Loan Management — National Bank of Greece Facility (“Other facilities”) totaling $450.8 million were extinguished with the proceeds from the Citibank — New Money amounting to $325.9 million and with corporate cash amounting to $12.0 million, resulting in a net gain on debt extinguishment of $89.3 million in the year ended December 31, 2018.
Sinosure-CEXIM-Citibank-ABN Amro Credit Facility
On February 21, 2011, we entered into an agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China (“CEXIM”) for a senior secured credit facility (the “Sinosure-CEXIM-Citibank-ABN Amro Credit Facility”) of $203.4 million for the newbuilding vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. We took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.
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
Scheduled Principal Payments
The Sinosure-Cexim-Citibank-ABN Amro Credit Facility provides for semi-annual amortization payments and the 2020 Credit Facilities provide for quarterly amortization payments. The 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases as indicated below, June 30, 2024). The scheduled debt maturities of total long-term debt subsequent to December 31, 2020 are as follows (in thousands):
Payments due by period ended	Fixed principal repayments	Variable principal repayments	Final payments*	Total principal payments
December 31, 2021	$132,003	$23,943	—	$155,946
December 31, 2022	100,823	—	—	100,823
December 31, 2023	83,594	—	$693,336	776,930
December 31, 2024	6,400	—	287,095	293,495
December 31, 2025	3,200	—	29,350	32,550
Total long-term debt	$326,020	$23,943	$1,009,781	$1,359,744

*
The final payments include the unamortized remaining principal debt balances under the 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, we are also subject to quarterly variable principal amortization based on actual free cash flows, which are included under “Final payments” in this table, other than the $23.9 million variable amortization payment already made in February 2021 reflected in the above table.

The sale and leaseback arrangement refinanced on May 12, 2020 with respect to the Hyundai Honour and Hyundai Respect has a four-year term, at the end of which we will reacquire the vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. This agreements contains financial covenant requiring to maintain minimum aggregate fair market value of the vessels Hyundai Honour and Hyundai Respect of at least 120% of the principal balance and minimum liquidity of $500 thousands per vessels tested semi-annually. Additionally, Danaos should be in compliance with the covenants described under “The 2018 Refinancing and the 2018 Credit Facilities” section below.

The scheduled leaseback instalments subsequent to December 31, 2020 are as follows (in thousands):
Instalments due by period ended:
December 31, 2021	$30,916
December 31, 2022	30,915
December 31, 2023	30,915
Until May 2024	46,249
Total leaseback instalments	138,995
Less: Imputed interest	(15,605)
Total leaseback obligation	123,390
Less: Deferred finance costs, net	(3,290)
Less: Current leaseback obligation	(24,515)
Leaseback obligation, net of current portion	$95,585
Credit Facilities
We, as borrower or guarantor and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2018 Refinancing. Our existing credit facilities are secured by, among other things, our vessels (as described below). We do not have any additional amounts for borrowing under our existing credit facilities. The following summarizes certain terms of our credit facilities:
Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility(2)(3)	$433.4	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the CMA CGM Melisande, the Hyundai Smart (ex Maersk Enping), the Express Berlin, the Le Havre and the Derby D
HSH Nordbank — Aegean Baltic Bank — Piraeus Bank $382.5 mil. Facility(2)(3)	$351.8	The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra (ex MSC Zebra), the Danae C, the Dimitris C, the Performance, the Europe, the Dimitra C, the Hyundai Speed (ex Maersk Exeter), the Express Rome, the CMA CGM Rabelais, the Pusan C and the ANL Tongala
Citibank $114 mil. Facility(3)	$63.1	The CMA CGM Moliere and the CMA CGM Musset
Citibank $123.9 mil. Facility(3)	$85.3	The Rio Grande (ex Zim Rio Grande), the Zim Sao Paolo and the Zim Kingston
Citibank $120 mil. Facility(2)(3)	$93.7	The Colombo, the Seattle C, the Vancouver (ex YM Vancouver), the Singapore and the Express Athens
Citibank — Eurobank $37.6 mil. Facility(3)	$17.7	The Hyundai Ambition (ex MSC Ambition)
Club Facility $206.2 mil(3).	$124.4	The Zim Dalian, the Express Brazil, the

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
		YM Maturity, the Express Black Sea and
		the CMA CGM Attila
Credit Suisse $171.8 mil. Facility(3)	$101.3	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
Sinosure-Cexim-Citibank-ABN Amro $203.4 mil. Facility	$20.3	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Macquarie Bank $58 mil. Facility	$56.0	The Niledutch Lion, the Phoebe, the Bremen (ex CPO Bremen) and the C Hamburg (ex CPO Hamburg)
SinoPac $13.3 mil. Facility	$12.8	The Charleston (ex SM Charleston)

(1)
As of December 31, 2020.

(2)
These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the Hyundai Ambition (ex MSC Ambition).

(3)
Danaos Corporation is the borrower, and its subsidiaries owning the collateral vessels set forth opposite the name of the facility in the table, are guarantors, under this credit facility.

As of December 31, 2020, there was no remaining borrowing availability under any of our credit facilities.
The weighted average interest rate on our borrowings for the years ended December 31, 2020, 2019 and 2018 was 4.6%, 6.1% and 4.3%, respectively (including leaseback obligations).
Additionally, as described above, in May 2020, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect through a sale and leaseback arrangement with a four-year term at the end of which we will reacquire the vessels for a specified purchase price. As of December 31, 2020, we had $123.4 million of outstanding leaseback obligations. See Note 4 “Fixed Assets, net” to our consolidated financial statements included elsewhere in this report for additional information regarding this arrangement and the related repayment schedule.
Interest Rate Swaps
In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “— Factors Affecting our Results of Operations — Unrealized gain/(loss) and realized loss on derivatives.”

Contractual Obligations
Our contractual obligations as of December 31, 2020 were:
	Payments Due by Period
	Total	Less than 1 year (2021)	2 – 3 years (2022 – 2023)	4 – 5 years (2024 – 2025)	More than 5 years
	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$1,359,744	$155,946	$877,753	$326,045	—
Long-term leaseback obligations(2)	$123,390	$24,515	$53,418	$45,457	—
Accumulated accrued interest(3)	$154,469	$18,036	$76,295	$60,138	—
Interest on long-term debt obligations(4)	$107,848	$41,396	$61,414	$5,038	—
Payments to our manager(5)	$87,459	$24,601	$43,477	$19,381	—
Total(6)	$1,832,910	$264,494	$1,112,357	$456,059	—

(1)
These long-term debt obligations reflect our existing debt obligations as of December 31, 2020, including the quarterly fixed principal payments we are required to make under the 2018 Credit Facilities and does include variable amortization amount, which is payable under the 2018 Credit Facilities in February 2021 in order to equal a certain percentage of our actual free cash flow from vessels mortgaged thereunder in less than 1 year payable. The last payment, due by June 2024, will also include the unamortized remaining principal debt balances, as such amounts will be quantified following the fixed and variable amortization. These long-term debt obligations also include contractual amortization payments of our Sinosure-CEXIM-Citibank-ABN Amro Credit Facility, Macquarie Bank senior secured credit facility and SinoPac senior secured credit facility.

(2)
Long-term leaseback obligations reflect our existing leaseback obligations related to the refinancing of two our 13,100 TEU vessels Hyundai Honour and Hyundai Respect refinanced in May 2020 under which we are required to make monthly payments until May 2024 when we will reacquire the vessels for an aggregate amount of $36.0 million. The monthly payments do not include imputed interest assumed in the lease, which is included in interest payments under (4) below.

(3)
Accumulated accrued interest reflects the interest expense related to the future periods on certain debt facilities giving effect to the 2018 Refinancing as a result of the troubled debt restructuring accounting using a fixed LIBOR rate of 0.221% for 2021 and of 2.34% thereafter. The calculation of interest is based on outstanding debt balances as of December 31, 2020, amortized by the contractual fixed amortization payments. The actual amortization and LIBOR we pay may differ from management’s estimates, which would result in different interest payment obligations.

(4)
The interest payments in this table reflect our existing debt obligations as of December 31, 2020 after giving effect to the 2018 Refinancing under which we are required to make quarterly principal payments in fixed amounts and our leaseback obligations described under (2) above. The calculation of interest is based on outstanding debt balances and leaseback obligations as of December 31, 2020 amortized by the contractual fixed amortization payments and excluding payments of accumulated accrued interest described under (3) above. The interest payments on debt obligations in this table are based on an assumed LIBOR rate of 0.22% in the year ended December 31, 2021, up to 0.50% in the twenty-four months ended December 31, 2023 and up to a maximum of 0.84% thereafter, and an imputed interest expense assumed in the leaseback agreement. The actual amortization we pay may differ from management’s estimates, potentially materially, which would result in different interest payment obligations.

(5)
Under our management agreement with Danaos Shipping, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2020, we had a fleet of 60 containerships, out of which 58 were on time charter and two on bareboat charter. In addition, we also will pay our Manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We will be obligated to make the payments set forth in the above table under our management agreement, based on our contracted revenue as of December 31, 2020 for periods subsequent thereto, as reflected above under “— Factors Affecting Our Results of Operations — Operating Revenues” with respect to the fee of 1.25%, and assuming no change to the number of vessels in our fleet with respect to the per vessel per day fees described above. In addition to the amounts set forth in the table, we will be obligated to pay the 1.25% fee on revenue generated by our vessels with uncontracted days during these periods under contracts that have not yet been arranged. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.
(6)
The contractual obligations set forth in this table do not give effect to our 2021 Debt Refinancing, which we expect to consummate in March or April of 2021.

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
After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, charter rates for containerships have generally improved, albeit modestly and unevenly. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time, but may again decline, particularly if the negative impact of the pandemic on global economic activity persists for longer than anticipated. Containerized trade was estimated to have declined by 3.0% in 2020, after declining 3.6% in the first nine months of the year, compared to an estimated decrease in global gross domestic product (“GDP”) of 4.2% in 2020, reflecting the effects of the COVID-19 pandemic. In general, container trade is correlated with global GDP, with container trade growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, due to an extended period of COVID-19 related restrictions or otherwise, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline. Currently, however, container trade is expected to grow by mid to high single digits in 2021.
The idle containership fleet at the end of 2020 stood at approximately 1.2% of global fleet capacity, with negligible vessel capacity available in certain size segments. The average idle capacity recorded in full year 2019 came to 6% compared to an average of 1.9% in 2018.
Earnings improved with the guideline rate for a 4,400 TEU Panamax reaching $24,600 per day at the end of 2020 compared to $13,600 and $9,000 per day at the end of 2019 and 2018, respectively. Containership newbuilding orders totaled 0.8 million TEU in 2020 compared to 0.8 million TEU ordered in 2019, representing a subdued annual level compared to that seen in prior years. The size of the order book compared to global fleet capacity decreased to 9.9% at the end of 2020 compared to 10.6% as of the end of 2019 and 13% as of the end of 2018, down from record high levels in 2008. The orderbook, both in absolute terms and as a percentage of the existing fleet, is highest in the segment for vessels over 12,000 TEU. The “slow-steaming” of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. While generally reporting strong profitability in the second half of 2020, a number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as having entered into consolidating mergers or formed cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

Off-Balance Sheet Arrangements
We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the critical accounting policies, accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please refer to Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this annual report.
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
We acquired five vessels in the secondhand market in 2020, all of which were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. The adoption of ASU 2017-01 “Business Combinations (Topic 805)” on January 1, 2018 did not have any effect on our financial statements. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, the vessel itself, the set is not a business. Generally, the following assets will be considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.
The determination of the fair value of acquired assets and assumed liabilities requires us to make assumptions and estimates of many variables, including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.
Accounting for Revenue and Expenses
We derive our revenue from time charters and bareboat charters of our vessels, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by us such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from our time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.
We adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. We elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore we elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on our consolidated financial statements since we are primarily a lessor and the accounting for lessors is largely unchanged under this standard.
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
Major overhauls performed during drydocking are differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel’s certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and maneuver vessel components, which are not available at regular ports.
Troubled Debt Restructuring and Accumulated Accrued Interest
Prior to the finalization of the 2018 Refinancing, we concluded that we were experiencing financial difficulty and that certain of our lenders granted a concession (as part of the 2018 Refinancing). We were experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and we were not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring (“TDR”) was applied at the 2018 Refinancing Closing Date:
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

When interest rates change, actual cash flows will differ from the cash flows measured on the 2018 Refinancing date. The accounting treatment for changes in cash flows due to changes in interest rates depends on whether there is an increase or a decrease from the spot interest rate used in the initial TDR accounting (“threshold interest rate”). Fluctuations in the effective interest rate after the 2018 Refinancing from changes in the interest rate or other cause are accounted for as changes in estimates in the periods in which these changes occur. Upon an increase in the interest rates from the threshold interest rate used to calculate accumulated accrued interest payable, we recognize additional interest expenses in the period the expense is incurred. The additional interest expense is calculated by multiplying the difference between the current interest rate and the threshold interest rate with the current carrying value of the debt. A gain due to decrease in interest rates (‘interest windfall’) will not be recognized until the debt facilities have been settled and there are no future interest payments. In case there are subsequent increases in interest rates above the threshold interest rate after a previous decrease in interest rates, the carrying amount of the accumulated accrued interest will be reduced by the interest payments in excess of the threshold interest rate until the prior interest windfall due to decrease in the interest rates is recaptured on a cumulative basis.
The Paid-in-kind interest (“PIK interest”) related to each period increases the carrying value of the loan facility and correspondingly decreases the carrying value of the accumulated accrued interest. PIK interest in excess of the amount recognized in the accumulated accrued interest is expensed in the period the expense is incurred.
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
Fair Value and Impairment of Securities
With regard to our equity securities in ZIM, which were initially recognized at cost of $28.7 million, we evaluate if any event or change in circumstances has occurred in the reporting period that may have a significant adverse effect on the fair value of our investment. If an event or change that causes an adverse effect on the fair value of our investment occurs, as evidenced by the presence of an impairment indicator, the fair value of our investment should be estimated. In 2016, ZIM experienced significant deterioration of its financial results, reported significant operating losses, negative equity and negative working capital mainly as a result of the adverse change in the general containership market conditions. As a result of these adverse conditions, we estimated the fair value of our equity investment in ZIM at nil, therefore we recorded an impairment loss amounting to $28.7 million in the year ended December 31, 2016. Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, we measure the investment in ZIM equity securities at cost, less impairment, adjusted for subsequent observable price changes. In March 2020, we increased our equity participation in ZIM to approximately 10.2% by acquisition of additional shares for $75 thousand. On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. We currently own 10,186,950 ordinary shares of ZIM, which shareholding interest was valued at $203.1 million as of February 26, 2021 based on the closing price of ZIM ordinary shares on the NYSE on such date and recorded at a book value of $75 thousands as of December 31, 2020. We have agreed with the underwriters of ZIM’s IPO not to sell our ordinary shares of ZIM, without their consent, for a period ending July 26, 2021.
With regard to our debt securities in ZIM and HMM, we originally recognized these securities as held to maturity based on our positive intent and ability to hold these securities to maturity. These securities were initially recognized at amortized costs, net of other than temporary impairment losses. We evaluate these securities for other than temporary impairment at each reporting date. We adopted ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326)” on January 1, 2020. Debt securities are considered impaired if the fair value of the investment is less than its amortized costs. In our evaluation we consider the following (i) if we intend to sell these debt securities, (ii) it is more likely than not that we will be required to sell these securities before the recovery of their entire amortized cost basis or (iii) if a credit loss exists, which means that we do not expect to recover the entire amortized cost basis of these securities. If it is determined that we intend to sell the security or it is more likely than not that we will be required to sell the securities before the recovery of its entire amortized cost basis, the impairment loss, difference between the fair value and amortized cost basis of the securities, will be recorded in our Consolidated Statements of Operations. The fair value of debt securities is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity (YTM) analysis of a similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available. The weightings and the yield-to-maturities used in the calculation of fair value of the debt securities are assumptions that require significant management judgement. With regard to ZIM debt securities, as a result of the deterioration of ZIM’s financial results in 2016, as described above, we did not expect the present value of future cash flows to be collected to exceed their amortized cost basis due to a change in the timing of these expected cash flows. Thus an other than temporary impairment, a credit loss, has occurred as of December 31, 2016 amounting to $0.7 million.
On March 28, 2017, we sold $13.0 million principal amount of HMM notes carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were used to repay related outstanding debt obligations. The loss on sale of $2.4 million was recognized under “Other income/(expenses), net” in the Consolidated Statements of Operations for the year ended December 31, 2017. The sale of these notes resulted in a transfer of all remaining held to maturity HMM notes and ZIM notes into the available for sale securities at fair value and unrealized losses amounting to $11.6 million and $38.2 million as of December 31, 2020 and 2019, respectively, were recognized in other comprehensive loss. The fair value of available for sale securities is estimated based on weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available. As of December 31, 2020, we do not intend to sell these debt securities and we evaluate that it is not more likely than not that we will be required to sell these debt securities before the recovery of their amortized cost basis. No other than temporary impairment loss was identified with regard to HMM and ZIM debt securities as of December 31, 2020.
Impairment of Vessels
We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. If any such indication exists, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value and the carrying value was not recoverable from future undiscounted cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, vessel market values, expectations with respect to future operations, and other relevant factors.
As of December 31, 2020 and 2019, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi- year, fixed rate period charters that have initial terms ranging from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.
As of December 31, 2020 and 2019, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contracts i.e. non-contracted revenue days. The estimated daily time charter equivalent rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond our control we believe that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market.
In addition, we used annual operating expenses escalation factors and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.
The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of containers, (iii) greater than anticipated levels of containership newbuilding orders or lower than anticipated levels of containership scrapings, and (iv) changes in rules and regulations applicable to the shipping industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment were reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their low levels or whether they will improve by a significant degree.
As of December 31, 2020 and 2019, our assessment concluded that step two of the impairment analysis was not required for any vessel in our fleet held and used, as their undiscounted projected net operating cash flows exceed their carrying value.
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
Impairment Sensitivity Analysis
As of December 31, 2020, an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2020, and is also in accordance with our vessel’s market valuation as described in our credit facilities and accepted by our lenders, suggests that twenty-two vessels may have current market values below their carrying values. We believe that each of the twenty-two vessels identified as having estimated market values less than their carrying value, all of which are currently under long-term charters expiring from February 2022 to June 2024, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.
While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels. The carrying value of each of the Company’s vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values are based on an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations, and is also in accordance with its vessels’ market valuation, determined as of the dates indicated, following the methodology as described in its credit facilities and accepted by its lenders. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable as discussed above.
Vessel	TEU	Year Built	Net Book Value December 31, 2020 (In thousands of Dollars)	Net Book Value December 31, 2019 (In thousands of Dollars)
Hyundai Honour(2)	13,100	2012	$135,617	$136,125
Hyundai Respect(2)	13,100	2012	135,684	135,730
Hyundai Smart (ex Maersk Exeter)(2)	13,100	2012	137,091	137,795
Hyundai Speed (ex Maersk Enping)(2)	13,100	2012	137,666	137,232
Hyundai Ambition (ex MSC Ambition)(2)	13,100	2012	138,241	138,305
Express Berlin(2)	10,100	2011	108,644	113,459
Express Rome(2)	10,100	2011	109,127	113,949
Express Athens(2)	10,100	2011	109,275	114,085
Le Havre(2)	9,580	2006	53,903	51,615
Pusan C(2)	9,580	2006	52,821	50,719
Bremen (ex CPO Bremen)	9,012	2009	31,193	—
C Hamburg (ex CPO Hamburg)	9,012	2009	31,189	—
Niledutch Lion	8,626	2008	27,508	—
Charleston (ex SM Charleston)	8,533	2005	23,610	—
CMA CGM Melisande(2)	8,530	2012	91,535	94,653
CMA CGM Attila(2)	8,530	2011	86,855	90,619
CMA CGM Tancredi(2)	8,530	2011	88,772	92,607
CMA CGM Bianca(2)	8,530	2011	89,271	93,096
CMA CGM Samson(2)	8,530	2011	89,359	93,105
America(2)	8,468	2004	43,266	40,992
Europe(2)	8,468	2004	42,275	40,435
Phoebe	8,463	2005	26,062	—
CMA CGM Moliere(2)	6,500	2009	64,954	67,133
CMA CGM Musset(2)	6,500	2010	65,714	68,720
CMA CGM Nerval(2)	6,500	2010	66,213	69,222
CMA CGM Rabelais(2)	6,500	2010	66,932	69,958
CMA CGM Racine(2)	6,500	2010	66,930	69,936

Vessel	TEU	Year Built	Net Book Value December 31, 2020 (In thousands of Dollars)	Net Book Value December 31, 2019 (In thousands of Dollars)
YM Mandate	6,500	2010	69,833	73,063
YM Maturity	6,500	2010	70,807	74,048
Performance	6,402	2002	8,940	8,755
Dimitra C	6,402	2002	9,052	8,406
Seattle C(1)	4,253	2007	10,611	10,902
Vancouver (ex YM Vancouver)(1)	4,253	2007	10,576	10,906
Rio Grande (ex ZIM Rio Grande)(1)	4,253	2008	12,176	12,585
ZIM Sao Paolo(1)	4,253	2008	12,675	13,106
ZIM Kingston(1)	4,253	2008	12,977	13,414
ZIM Monaco(1)	4,253	2009	13,374	13,826
ZIM Dalian(1)	4,253	2009	13,791	14,255
ZIM Luanda(1)	4,253	2009	14,366	14,870
Derby D	4,253	2004	5,197	5,196
ANL Tongala	4,253	2004	5,333	5,394
Dimitris C	3,430	2001	5,055	4,919
Express Brazil	3,400	2010	6,736	6,876
Express France	3,400	2010	6,717	6,854
Express Spain	3,400	2011	7,044	7,196
Express Argentina	3,400	2010	6,704	6,843
Express Black Sea	3,400	2011	7,285	7,435
Colombo(1)	3,314	2004	9,079	9,423
Singapore(1)	3,314	2004	9,088	9,420
Zebra (ex MSC Zebra)	2,602	2001	4,083	3,932
Danae C	2,524	2001	3,992	4,004
Amalia C	2,452	1998	3,236	3,259
Advance	2,200	1997	2,686	2,686
Future	2,200	1997	2,679	2,679
Sprinter	2,200	1997	2,689	2,689
Stride	2,200	1997	2,686	2,686
Progress C	2,200	1998	2,690	2,690
Bridge	2,200	1998	2,687	2,687
Highway	2,200	1998	2,692	2,692
Vladivostok	2,200	1997	2,689	2,689
Total			$2,479,937	$2,389,874

(1)
As of December 31, 2018, we recorded and impairment loss of $210.7 million in aggregate for ten vessels, with each vessel written down to its fair value.

(2)
Indicates vessels for which, as of December 31, 2020, the estimated market value was lower than the vessel’s carrying value. The aggregate carrying values of these twenty-two vessels exceeded their current aggregate estimated market value by approximately $519.7 million as of December 31, 2020 and by approximately $574.0 million in relation to thirty-four vessels as of December 31, 2019. We believe, however, that each of these twenty-two vessels, all of which are currently under time-charters expiring from February 2022 to June 2024, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment, given the remaining average estimated useful life of these twenty-two vessels is 19 years as of December 31, 2020. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.
As discussed above, we believe that the appropriate historical period to use as a benchmark for impairment testing of our vessels is the most recent 5 to 15 years, to the extent available, as such averages take into account the volatility and cyclicality of the market. Charter rates are, however, subject to change based on a variety of factors that we cannot control and we note that for all vessel categories, charter rates for the last one year have been greater than or close to their ten year historical average but below their fifteen year historical average.
In connection with the impairment testing of our vessels as of December 31, 2020, for the twenty-two vessels that our internal analysis suggests may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption — the estimated daily time charter equivalent rates used for non-contracted revenue days that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these twenty-two vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.
Vessel/Year Built	Break Even re-chartering rate(7) ($ per day)	Assumed Rechartering Rate(8)/Percentage difference between break even and assumed re-chartering rates(9) ($ per day)/(%)	1 year charter rate historical average of last 1 year ($ per day)	1 year charter rate historical average of last 3 years ($ per day)	1 year charter rate historical average of last 5 years ($ per day)	1 year charter rate historical average of last 10 years ($ per day)	1 year charter rate historical average of last 15 years ($ per day)
5 × 13,100 TEU vessels (2012)(1)	$20,332	$40,200/49.4%	$37,048	$31,557	$25,527	$34,276	$40,274
3 × 10,100 TEU vessels (2011)(2)	$23,524	$33,400/29.6%	$28,877	$24,981	$20,543	$28,395	$33,493
2 × 9,580 TEU vessels (2006)(3)	$15,526	$27,300/43.1%	$27,461	$23,749	$19,570	$27,339	$32,338
5 × 8,530 TEU vessels (2011 – 2012)(4)	$15,968	$29,900/46.6%	$24,601	$21,261	$17,605	$25,210	$29,995
2 × 8,468 TEU vessels (2004)(5)	$14,318	$21,200/32.5%	$24,432	$21,114	$17,489	$25,087	$29,858
5 × 6,500 TEU vessels (2009 – 2010)(6)	$15,334	$17,700/13.4%	$18,625	$16,958	$13,840	$17,755	$22,305

(1)
Our five 13,100 TEU vessels are under long-term time charter contracts with Hyundai with the earliest expiration dates of the charters being as follows: the Hyundai Honour on February 16, 2024, the Hyundai Respect on March 8, 2024, the Hyundai Smart(ex Maersk Enping) on May 3, 2024, the Hyundai Speed (ex Maersk Exeter) on June 7, 2024 and the Hyundai Ambition (ex MSC Ambition) on June 29, 2024.

(2)
Our three 10,100 TEU vessels out of which two are under long-term time charter contracts with Hapag Lloyd and one on long-term charter with Yang Ming with the earliest expiration dates of the charters being as follows: the Express Rome on February 28, 2022, the Express Athens on February 26, 2022 and the Express Berlin on April 7, 2022.

(3)
Our two 9,580 TEU vessels are under long-term time charter contracts with MSC with the earliest expiration dates of the charters being as follows: the Pusan C on March 7, 2023 and the Le Havre on April 13, 2023.

(4)
Our five 8,530 TEU vessels are under long-term time charter contracts with CMA-CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Attila on October 9, 2023, the CMA CGM Tancredi on November 24, 2023, the CMA CGM Bianca on January 28, 2024, the CMA CGM Samson on March 16, 2024 and the CMA CGM Melisande on May 30, 2024.
(5)
Our two 8,468 TEU vessels are under long-term time charter contracts with MSC with the earliest expiration dates of the charters being as follows: the Europe on March 24, 2023 and the America on February 4, 2023.

(6)
Our five 6,500 TEU vessels are under long-term time charter contracts with CMA CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere on February 28, 2022, the CMA CGM Musset on August 10, 2022, the CMA CGM Nerval on October 17, 2022, the CMA CGM Rabelais on December 2, 2022 and the CMA CGM Racine on January 17, 2023.

(7)
The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel. The use of charter rates below the breakeven re-chartering rate would trigger step two of the impairment testing that would result in the recording of an aggregate impairment loss of $519.7 million as of December 31, 2020.

(8)
Re-chartering rate used in our impairment testing as of December 31, 2020, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(9)
The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in Step 1 of the Company’s impairment testing analysis.

If we had used the historical average one year charter rates for the last 1, 3, 10 or 15 years, the results of our 2020 impairment testing on all vessel categories discussed on the above table would not have been impacted, as the cash flow forecasts would still result in each vessel’s carrying cost being recovered. If, however, historical average one year charter rates for the last 5 years had been used in the cash flow forecasts of our three 10,100 TEU vessels and five 6,500 TEU vessels, then the carrying values of the respective vessels as of December 31, 2020, which were under time charters expiring from February 2022 through January 2023 would not have been recovered. On the premise of a 30 year useful life, given that these vessels will have a remaining life above 17 years when they come off charter, the historical 5 to 15 year average is considered by the management as the most reasonable reference point when assessing the earnings generation potential of these vessels during their remaining life after expiry of their current charters.
Furthermore, as discussed above, the Company’s internal analysis suggested that another thirty-eight vessels had a market value in excess of its carrying value as of December 31, 2020.
Newly Implemented Accounting Principles:
We adopted Topic 326 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments” on January 1, 2020.This standard provides new guidance for measuring and recognizing credit losses on financial instruments using the modified retrospective approach with a cumulative effect adjustment to opening retained earnings recorded at the beginning of the period of adoption. The standard applies to the allowance for uncollectible debt securities in our books, but did not result in any significant changes to the allowance methodology and did not have a material impact on our consolidated financial statements for the year ended December 31, 2020.
In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) — Scope” which clarifies the scope of Topic 848. The ASU 2020-4 was effective for us beginning on March 12, 2020 and we will apply the amendments prospectively through December 31, 2022. There was no impact to our consolidated financial statements for the year ended December 31, 2020 as a result of adopting this standard update. Currently, we have various contracts that reference LIBOR and are assessing how this standard may be applied to possible future specific contract modifications.

Item 6.   Directors, Senior Management and Employees
The following table sets forth, as of February 28, 2021, information for each of our directors and executive officers.
Name	Age	Position
Dr. John Coustas	64	President and CEO and Class I Director
Iraklis Prokopakis	70	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	47	Chief Financial Officer and Secretary
Dimitris Vastarouchas	53	Deputy Chief Operating Officer
Petros Christodoulou	60	Class I Director
Myles R. Itkin	73	Class I Director
Anthony Kandylidis	43	Class II Director
Miklós Konkoly-Thege	77	Class III Director
William Repko	71	Class III Director
The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2023 and the term of our Class III directors expires in 2022. Certain biographical information about each of these individuals is set forth below.
Dr. John Coustas is our President, Chief Executive Officer and Chairman of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is Deputy Chairman of the board of directors of The Swedish Club. Additionally, he is a member of the board of directors of the Union of Greek Shipowners and a member of the DNV Council. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master’s degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.
Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 40 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master’s degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from DNV. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners’ Committee of the Korean Register of Shipping.
Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 23 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company’s initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master’s of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.
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
Myles R. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. (“OSG”), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin served on the board of directors of the U.K. P&I Club from 2006 to 2013. Mr. Itkin holds a Bachelor’s degree from Cornell University and an MBA from New York University.
On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On January 23, 2017, Mr. Itkin, and OSG, consented to an SEC order finding they violated or caused the violation of, among other provisions, the negligence-based antifraud provisions as well as reporting, books-and-records, and internal controls provisions of the federal securities laws, in relation to the failure to recognize tax liabilities in OSG’s financial statements resulting from its controlled foreign subsidiary guaranteeing OSG’s debt. Mr. Itkin agreed to pay a $75,000 penalty and OSG agreed to pay a $5 million penalty subject to bankruptcy court approval.
Anthony Kandylidis has been a member of our board of directors since June 2020. Mr. Kandylidis was a principal with the TMS Group of companies from May 2006 until February 2020. He has served as DryShips’ (formerly a public company listed on the NASDAQ) President and Chief Financial Officer since December 2016 and Executive Vice President since January 2015. Mr. Kandylidis also served as Executive Vice Chairman and director of OceanRig until December of 2018 where he oversaw OceanRig’s restructuring and subsequent sale to Transocean. In September of 2006, Mr. Kandylidis founded Oceanfreight, a public shipping company listed on the NASDAQ, which was absorbed by DryShips through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds a MSc. in Ocean Systems Management from the Massachusetts Institute of Technology.
Miklós Konkoly-Thege has been a member of our board of directors since 2006. Mr. Konkoly-Thege began at DNV in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Technical Solutions AS, Callenberg Technology Group AB and Stena Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

William Repko has been a member of our board of directors since July 2014. Mr. Repko has nearly 40 years of investing, finance and restructuring experience. Mr. Repko retired from Evercore Partners in February 2014 where he had served as a senior advisor, senior managing director and was a co-founder of the firm’s Restructuring and Debt Capital Markets Group since September 2005. Prior to joining Evercore Partners Inc., Mr. Repko served as chairman and head of the Restructuring Group at J.P. Morgan Chase, a leading investment banking firm, where he focused on providing comprehensive solutions to clients’ liquidity and reorganization challenges. In 1973, Mr. Repko joined Manufacturers Hanover Trust Company, a commercial bank, which after a series of mergers became part of J.P. Morgan Chase. Mr. Repko has been named to the Turnaround Management Association (TMA)-sponsored Turnaround, Restructuring and Distressed Investing Industry Hall of Fame. Mr. Repko has served on the Board of Directors of Stellus Capital Investment Corporation (SCM:NYSE) since 2012 and is Chairman of its Compensation Committee and serves on the Audit Committee. Mr. Repko received his B.S. in Finance from Lehigh University.
Compensation of Directors and Senior Management
Non-executive directors receive annual fees of $70,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under “— Equity Compensation Plan.” From January 1, 2021, the audit committee chairman receives an additional annual fee of $15,000. We do not have service contracts with any of our non-employee directors. We have employment agreements with two directors who are also executive officers of our company, as well as with our other two executive officers.
Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate cash compensation of €1.5 million ($1.8 million), €1.5 million ($1.7 million) and €2.7 million ($3.2 million), including cash bonuses aggregating €1.2 million ($1.4 million) for the years ended December 31, 2020, 2019 and 2018, respectively. As of January 1, 2021, the annual base compensation of our executive officers was increased by €265,000 in the aggregate. Our executive officers are also eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “— Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $1.0 million, $3.6 million and $1.0 million in the years ended December 31, 2020, 2019, and 2018, respectively. On February 12, 2021, our Compensation Committee and Board of Directors approved the grant of an aggregate of 100,000 fully vested shares of common stock to our executive officers, in respect of which we expect to recognize a non-cash compensation expense of $3.7 million in the three months ended March 31, 2021, and 10,000 fully vested shares of common stock to our independent directors, in respect of which we expect to recognize a non-cash compensation expense of $0.4 million in the three months ended March 31, 2021.
Our executive officers are entitled to severance payments for termination without “cause” or for “good reason” generally equal to (i) (x) the greater of (A) the amount of base salary that would have been payable during the remaining term of the agreements, which expire in December 2023 (or in the case of Dr. Coustas, December 2024), and (B) three times the executive officer’s annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as (y) a pro-rata bonus for the year in which termination occurs and continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a “change of control” of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €4.6 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.
Employees
We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, which are the only employees of Danaos Corporation or its subsidiaries. As of December 31, 2020, Danaos Shipping, our Manager, employed approximately 1,296 people who served on board the vessels in our fleet and 153 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. Crew wages and other related expenses are paid by our Manager and our Manager is reimbursed by us. We are not responsible for the compensation of our Manager’s shore-based employees.
Share Ownership
The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.
Board of Directors
At December 31, 2020 and February 28, 2021, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board, subject to the terms of our Stockholders Agreement which limits the size of the board to nine directors. See “Item 10. Additional Information — Stockholders Agreement.” Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.
Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Kandylidis, Konkoly-Thege and Repko, is independent within the requirements of the New York Stock Exchange. Pursuant to the Stockholders Agreement that we entered into in connection with our 2018 Refinancing, we are obligated to have our board of directors consist of a majority of independent directors going forward, notwithstanding any accommodations for foreign private issuers, such as ourselves, that would permit otherwise and have agreed that our board of directors will consist of no more than nine directors at any time. In connection with the 2018 Refinancing, certain of our existing lenders each have the right to appoint a separate observer to our board of directors, subject to conditions and limitations in some cases.
In accordance with the terms of the August 6, 2010 subscription agreement between Sphinx Investment Corp. and us, we have agreed to nominate such person, who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the board of directors at each annual meeting of stockholders at which the term of the person so nominated expires, as was the case in 2020 and at which time Anthony Kandylidis was so designated by Sphinx Investment Corp., so long as such investor beneficially owns at least 5% of our outstanding common stock, as it did until October 2020. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of any such nominee standing for election.
To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2021. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
Corporate Governance
The board of directors and our company’s management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC. Our Restated Articles of Incorporation and amended and restated Bylaws are the foundation of our corporate governance. We have adopted a number of key documents that are the foundation of its corporate governance, including:
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
Committees of the Board of Directors
We are a “foreign private issuer” under SEC rules promulgated under the Securities Act and within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee is (and, prior to September 2018, one member of our Compensation Committee was) a non-independent director and (2) we have not sought stockholder approval for the adoption of our amended and restated 2006 equity compensation plan and certain issuances of common stock, including the common stock issued in connection with the consummation of the 2018 Refinancing, and we may not seek stockholder approval for future issuances of common stock, as permitted by applicable Marshall Islands law. See “Item 16G. Corporate Governance.”
Audit Committee
Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko, each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2020, there were four meetings of the audit committee.

Compensation Committee
Our compensation committee consists of Miklós Konkoly-Thege (chairman), William Repko and Petros Christodoulou. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2020, there were five meetings of the compensation committee.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2020, there were four meetings of the nominating and corporate governance committee.
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
The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of shares subject to outstanding unvested awards granted before August 2, 2019. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. These equity awards under our amended and restated 2006 equity compensation plan may be granted by the Company’s Compensation Committee or Board of Directors.
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
As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.
On September 14, 2018, 298,774 shares of restricted stock were granted to our executive officers, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021, subject to the executive’s continued employment with the Company as of such dates or earlier death or disability, under its Amended and Restated 2006 Equity Compensation Plan. Additionally, on May 10, 2019, 137,944 shares of restricted stock were granted to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020, 714 shares were forfeited and 66,174 restricted shares are scheduled to vest on December 31, 2021. These shares remain subject to satisfaction of the vesting terms, under the Company’s Amended and Restated 2006 Equity Compensation Plan. 215,562 shares and 216,276 shares of restricted stock are issued and outstanding as of December 31, 2020 and December 31, 2019, respectively. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein. On February 12, 2021, an aggregate of 110,000 fully vested shares of common stock were granted to our executive officers and independent directors and 40,000 shares, which may be subject to vesting of up to three years, were approved for future issuance to employees of our manager under our Amended and Restated 2006 Equity Compensation.
The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2020, 2019 and 2018, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.   Major Shareholders and Related Party Transactions
Related Party Transactions
Management Affiliations
Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 37.8% of our outstanding common stock as of February 28, 2021. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement.
In connection with the 2018 Refinancing, on August 10, 2018, our management agreement with the Manager was amended and restated, including to (1) extend its term until December 31, 2024, (2) provide for the management fee offsets contemplated by the Backstop Agreement (see “— Backstop Agreement” below), and (3) address the allocation of charter opportunities across our fleet. The fees payable to the Manager pursuant to the management agreement were not changed in connection with this amendment and are fixed through the term of the management agreement.
Management fees in respect of continuing operations under our management agreement amounted to approximately $17.7 million in 2020, $16.8 million in 2019 and $16.8 million in 2018. The related expenses are presented under “General and administrative expenses” on the Consolidated Statement of Operations. We pay monthly advances in regard to the next month vessels’ operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under “Due from related parties” and totaled $20.4 million and $20.5 million as of December 31, 2020 and 2019, respectively.
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
Compensation of Our Manager
For 2021 we will pay our manager the following fees, which are fixed through the current term of the management agreement expiring on December 31, 2024: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro-rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro-rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.
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

Non-competition
Our Manager has agreed that, during the term of the management agreement and for a period of one year following termination of the Management Agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period pursuant to a restrictive covenant agreement with us, which was amended in connection with the 2018 Refinancing, including to (1) extend its term until

December 31, 2024 and (2) provide that certain provisions of the agreement will cease to apply upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels. In connection with our investment in Gemini (see “— Gemini Shipholdings Corporation” below), these restrictions on our Chief Executive Officer and our Manager were waived, with the approval of our independent directors, with respect to vessels acquired by Gemini.
The restrictions described above on our Manager, under the management agreement, and Dr. Coustas, under the restrictive covenant agreement, will cease to apply upon the occurrence of certain transactions constituting a “Change of Control” of the Company, which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party, as set out in the restrictive covenant agreement.
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
Gemini Shipholdings Corporation
On August 5, 2015, we entered into a Shareholders Agreement (the “Gemini Shareholders Agreement”), with Gemini Shipholdings Corporation (“Gemini”) and Virage International Ltd. (“Virage”), a company controlled by our largest stockholder, DIL, in connection with the formation of Gemini to acquire and operate containerships. We and Virage own 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. Under the Gemini Shareholders Agreement, we and Virage have preemptive rights with respect to issuances of Gemini capital stock as well as tag-along rights, drag-along rights and certain rights of first refusal with respect to proposed transfers of Gemini equity interests. In addition, certain actions by Gemini, including acquisitions or dispositions of vessels and newbuilding contracts, require the unanimous approval of the Gemini board of directors including the director designated by the Company, who is currently our Chief Operating Officer Iraklis Prokopakis. Mr. Prokopakis also serves as Chief Operating Officer of Gemini, and our Chief Financial Officer, Evangelos Chatzis, serves as Chief Financial Officer of Gemini, for which services Messrs. Prokopakis and Chatzis do not receive any additional compensation. We also have the right to purchase all of the equity interests in Gemini that we do not own for fair market value at any time after December 31, 2018, to the extent permitted under our credit facilities, provided that such fair market value is not below the net book value of such equity interests.
In 2015, prior to our equity investment, Gemini acquired a 100% interest in entities with finance leases for the containerships Suez Canal and Genoa and the entity with a memorandum of agreement to acquire the containership Catherine C. In February 2016, Gemini acquired the containership Leo C and in August 2019 the containership Belita. Gemini financed these acquisitions with the assumption of finance lease obligations, borrowings under a secured loan facility and an aggregate of $47.4 million of equity contributions from the Company and Virage. We do not guarantee any debt of Gemini or its subsidiaries.
In connection with our investment in Gemini, the restrictions on the ownership, operation and management of containerships set forth in the restrictive covenant agreement with our Chief Executive Officer, the management agreement with our Manager and our executive officers’ respective employment agreements were waived, with the approval of the independent directors of our board of directors, with respect to vessels acquired, owned and operated by Gemini. Danaos Shipping provides vessel management services to Gemini at the same rates as we pay pursuant to our management agreement with Danaos Shipping.
The Swedish Club
Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2020, 2019 and 2018, we paid premiums of $4.3 million, $4.4 million and $3.9 million, respectively, to The Swedish Club under these insurance policies.
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
Sphinx Investment Corp. Director Nominee and Participation Right
As described above under “Item 6. Directors, Senior Management and Employees — Board of Directors”, following completion of our $200.0 million equity transaction on August 12, 2010, which satisfied a condition to our bank agreement and approximately $425 million of new debt financing, Mr. George Economou joined the Board of Directors of the Company as an independent director in accordance with the terms of the common stock subscription agreement between Sphinx Investment Corp. and the Company. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of such director so designated expires, so long as such investor beneficially owns at least 5% of our outstanding common stock, as it did until October 2020. We have been informed that our largest stockholder, DIL, and Dr. John Coustas have agreed to vote all of the shares of our common stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.
Under the terms of the subscription agreement, Sphinx Investment Corp. also has a right to participate in any subsequent issuances of our common stock pro rata based on its percentage ownership of our common stock immediately prior to such issuance.

Share Repurchases
On October 9, 2020, we repurchased 2,517,013 shares of common stock from The Royal Bank of Scotland for $7.19 per share and 1,822,258 shares of common stock from Sphinx Investment Corp. for $7.15 per share in privately negotiated transactions.
2018 Refinancing
Stockholders Agreement
See “Item 10. Additional Information — Stockholders Agreement” for further discussion.
Registration Rights Agreement
See “Item 10. Additional Information — Material Contracts — Registration Rights Agreement” for further discussion.
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
Backstop Agreement
In connection with the 2018 Refinancing, we have agreed with our lenders to use commercially reasonable efforts to consummate an offering of common stock for aggregate net proceeds of not less than $50 million within 18 months after the 2018 Refinancing Closing Date (the “Follow-on Equity Raise”). In order to facilitate the Follow-on Equity Raise, DIL had entered into an agreement with us, dated as of August 10, 2018 (the “Backstop Agreement”), pursuant to which DIL agreed to purchase up to $10 million of common stock in such offering (at the price offered to the public in such offering, as determined by a special committee of our board of directors comprised solely of disinterested independent directors), to the extent that the proceeds from the Follow-on Equity Raise are less than $50 million. In the event that we had determined not to complete a Follow-on Equity Raise within 18 months after the 2018 Refinancing Closing Date or fail to do so, DIL has agreed to invest an amount equal to $10 million in common stock in a private placement at a price per share no less than the volume weighted average trading price of the common stock on the NYSE over a consecutive thirty (30) trading day period prior to such private placement, which price may be decreased by the committee of disinterested independent directors so long as such price is at least equal to (or greater than) the implied net asset value per share of the Company upon consummation of the private placement.
If DIL had failed to comply with its obligations under the Backstop Agreement, we would have been entitled to apply all or some of the amount of DIL’s unfulfilled obligations under the Backstop Agreement as a credit towards any fees payable by us to the Manager, which is controlled indirectly by DIL, under our management agreement with our Manager.
In December 2019 we completed an underwritten public offering of our common stock resulting in net proceeds, after underwriting discounts, to us of $54.4 million, including an investment of approximately $17.3 million by DIL, which satisfied our obligation to pursue a Follow-on Equity Raise and DIL’s obligations under the Backstop Agreement.

Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2021 held by:
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
Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2021 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 20,559,327 shares of common stock outstanding as of February 28, 2021. Information for certain holders is based on their latest filings with the SEC or information delivered to us.
	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	7,776,535	37.8%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	267,637	1.3%
Evangelos Chatzis Chief Financial Officer and Secretary	188,315	*
Dimitris Vastarouchas Deputy Chief Operating Officer	52,138	*
Myles R. Itkin Director	2,000	*
Miklós Konkoly-Thege Director	17,284	*
William Repko Director	2,000	*
Petros Christodoulou Director	2,000	*
Anthony Kandylidis Director	2,000	*
All executive officers and directors as a group (9 persons)	8,309,909	40.4%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	7,776,535	37.8%
RBF Capital LLC(3)	1,435,161	7.0%
No Street GP LP(4)	1,150,000	5.6%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.

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

(4)
Based on information reported on a Schedule 13G filed with the SEC on February 16, 2021 by No Street GP LP.

As of February 28, 2021, we had approximately 139 stockholders of record, five of which were located in the United States and held an aggregate of 20,140,537 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 19,843,971 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
DIL owns approximately 37.8 % of our outstanding common stock. This stockholder is able to exert significant influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions. A “Change of Control” will give rise to a mandatory prepayment in full of each of our 2018 Credit Facilities. A “Change of Control” of the Company for these purposes includes the occurrence of the following: (i) Dr. Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock, or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company’s outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the 2018 Refinancing) or (y) controls the Company. Our New Senior Secured Credit Facility is expected to contain a similar change of control provision. See “Item 5. Operating and Financial Review and Prospects — 2021 Debt Refinancing.”
Item 8.   Financial Information
See “Item 18. Financial Statements” below.
Significant Changes.   No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.
Legal Proceedings.   On September 1, 2016, Hanjin Shipping, a charterer of eight of our vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017 the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors according to their priorities.
On October 12, 2018 the First Instance Court of Seoul, issued its judgement on our submitted common benefit claim. Owners of the respective vessels were awarded with the total amount of $6.1 million plus interest and legal costs. The common benefit claim applies to the unpaid charter hires plus other outstandings for the period from the date of Hanjin Shipping’s filing for bankruptcy until the termination notices for each respective charterparty.
The Bankruptcy Trustee of Hanjin Shipping filed an appeal to the High Court (an appellate court in South Korea). On February 13, 2019, the appellate court in South Korea dismissed the appeal filed by the Bankruptcy Trustee of Hanjin Shipping in its entirety upholding the judgement of the First Instance Court of Seoul. On February 28, 2019 the Bankruptcy Trustee of Hanjin Shipping filed an appeal to the Supreme Court of Korea against the judgement rendered by the appellate court in South Korea. On December 27, 2019 the Supreme Court of Korea dismissed the appeal file by the Bankruptcy Trustee of Hanjin Shipping and confirmed the claim amounting to $6.1 million plus interest and legal costs amounting to approximately $1.2 million, which were submitted by the Company. On January 20, 2021 we received $3.9 million from Hanjin Shipping as a partial payment of common benefit claim applied to the unpaid charter hires plus other outstandings and interest for the period from the date of Hanjin Shipping’s filing for bankruptcy until the termination notices for each respective charterparty.
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
Dividend Policy.   We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We were not permitted to pay dividends under our 2018 Credit Facilities until (1) we received in excess of $50 million in net cash proceeds from offerings of common stock following the 2018 Refinancing, and (2) the payment in full of the first installment of amortization payable following the consummation of the 2018 Refinancing under each new credit facility. With the sale of our common stock in the public offering completed in December 2019, these conditions are fully satisfied and we will be permitted to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, and declaration and payment of any dividends will be at the discretion of our board of directors. We have not yet adopted a dividend policy with respect to future dividends. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Declaration and payment of any future dividend is subject to the discretion of our board of directors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See “Item 3. Key Information — Risk Factors — Risks relating to our common stock” for a discussion of the risks related to dividend payments, if any.
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

Item 10.   Additional Information
Share Capital
On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.
Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share. On October 9, 2020, we repurchased 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. As of December 31, 2020, 24,788,598 shares of common stock were issued and 20,449,327 shares of common stock were outstanding, and as of February 28, 2021, 24,898,598 shares of common stock were issued and 20,559,327 shares of common stock were outstanding. No shares of preferred stock were issued or outstanding as of December 31, 2020 and February 28, 2021. All of our shares of stock are in registered form.
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
Directors
Our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. The Stockholders Agreement entered into in connection with the 2018 Refinancing, described below under “— Stockholders Agreement”, contains certain provisions relating to the composition of our Board of Directors.

The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board, subject to the terms of the Stockholders Agreement described below under “— Stockholders Agreement.” Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.
Dissenters’ Rights of Appraisal and Payment
Under the Marshall Islands Business Corporations Act, or the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and to receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of such stockholder’s shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands in which our Marshall Islands office is situated or in any appropriate jurisdiction outside the Marshall Islands in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Stockholders’ Derivative Actions
Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Supermajority Stockholder Approval
At the Company’s 2018 annual meeting of stockholders on July 20, 2018, the Company’s stockholders approved and adopted an amendment to the Company’s Restated Articles of Incorporation to require supermajority stockholder approval to take certain actions, which amendment was filed with the Marshall Islands registrar of corporations and became effective on August 10, 2018, prior to the earlier to occur of (1) the fifth (5th) anniversary of the effective date of such amendment and (2) (x) the Company’s lenders having the opportunity to register the common stock received by such lenders in the 2018 Refinancing pursuant to a shelf registration statement that has been declared effective by the SEC and (y) the consummation of sales of common stock with aggregate net proceeds to the Company of at least $50.0 million following the 2018 Refinancing Closing Date. With the completion of the Company’s common stock offering in the fourth quarter of 2019, the conditions in clause (2) were fully satisfied and these supermajority stockholder approval requirements ceased to apply.

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
Election and Removal of Directors
Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
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
Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 30 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to such annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.
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

•
at or following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested stockholder;

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

Stockholders Agreement
We entered into a Stockholders Agreement (the “Stockholders Agreement”) with those lenders that received shares of common stock in connection with the 2018 Refinancing and DIL, as described below.
•
Board of Directors.   The Stockholders Agreement provides that our board of directors is required to consist of up to nine directors and that a majority of the board be “independent” under NYSE rules.

•
Tag-Along Rights.   The Stockholders Agreement provided for “tag-along” rights in connection with certain sales of our common stock by DIL or its affiliates, until (i) such time as all of the stockholders party to the Stockholders Agreement have had the opportunity to register their shares on an effective shelf registration statement filed with the SEC and (ii) the completion of a registered offering of common stock resulting in net proceeds to us of at least $50 million following the 2018 Refinancing Closing Date, which conditions described in clauses (i) and (ii) were satisfied with the completion of our underwritten public offering of common stock in December 2019.

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

•
Right to Participate in Certain Equity Offerings.   Our lenders receiving shares of common stock in connection with the 2018 Refinancing, as well as DIL, have the right to participate as a purchaser in any primary offering of shares by us, unless such holder is selling concurrently with such offering, on a pro rata basis based on the respective holder’s percentage share ownership of common stock at the time of such offering, subject to customary exceptions, including for share issuances pursuant to equity compensation arrangements or as acquisition consideration.

Material Contracts
For a summary of the following agreements, please see the specified section of this Annual Report on Form 20-F. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this Annual Report on Form 20-F.
Amended and Restated Management Agreement.   For a description of the Amended and Restated Management Agreement, dated August 10, 2018, between Danaos Shipping Company Limited and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions — Management Agreement.”
Amended and Restated Restrictive Covenant Agreement.   For a description of the Amended and Restated Restrictive Covenant Agreement, dated August 10, 2018, between Danaos Corporation, DIL and Dr. John Coustas, please see “Item 7. Major Shareholders and Related Party Transactions — Non-competition.”
Stockholders Agreement.   For a description of the Stockholders Agreement, dated as of August 10, 2018, by and among the Company, the lenders party thereto and DIL, please see “Item 10. Additional Information — Stockholders Agreement.”
Backstop Agreement.   For a description of the Backstop Agreement, dated as of August 10, 2018, by and among the Company, DIL and Danaos Shipping Company Limited, please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Backstop Agreement.”
Registration Rights Agreement.   We entered into a registration rights agreement, dated as of August 10, 2018, with those lenders which received common stock in the 2018 Refinancing and DIL (the “Registration Rights Agreement”), pursuant to which we agreed to register for resale under the Securities Act the common stock held by DIL, the common stock issued to such lenders in the 2018 Refinancing, as well as shares issued to DIL pursuant to the Backstop Agreement and its dividend reinvestment obligation described in “Item 10. Additional Information — Stockholders Agreement”, subject to the limitations contained therein. The Registration Rights Agreement requires us to file with the SEC a shelf registration statement to register resales of common stock received by such lenders and DIL and to use our commercially reasonable efforts to request the SEC declare it effective no later than 90 days after the 2018 Refinancing Closing Date and maintain its effectiveness. Pursuant to this obligation, we filed a shelf registration statement with the SEC covering all of the shares of common stock received by the lenders in the 2018 Refinancing, which was declared effective by the SEC on September 13, 2018. The Registration Rights Agreement also includes provisions, effective from 90 days after the Follow-on Equity Raise until the date five years after the occurrence of the Follow-on Equity Raise: (1) providing for demand registration rights in the event there is not an effective shelf registration statement at the time, (2) requiring us to provide customary marketing assistance and cooperation in connection with any “shelf take-down” offering requested in accordance with the terms thereof and (3) providing for piggyback registration rights, with customary cutbacks, with respect to such securities.
Gemini Shareholders Agreement.   For a description of the Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, the Company and Virage International Ltd., please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Gemini Shipholdings Corporation.”
Credit Facilities.   Amendment and Restatement Agreement, dated July 31, 2018, by and among Danaos Corporation, as Borrower, arranged by Aegean Baltic Bank S.A. and HSH Nordbank AG, as Arrangers, with Aegean Baltic Bank S.A., as Agent and Aegean Baltic Bank S.A., as Security Agent, please see “Item 5. Operating and Financial Review and Prospects — 2018 Refinancing and 2018 Credit Facilities”.
Amendment and Restatement Agreement in respect of the Facility Agreement dated February 20, 2007 included therein, dated August 1, 2018, by and among Danaos Corporation, as Borrower and its subsidiaries and The Royal Bank of Scotland PLC and Natwest Markets PLC, please see “Item 5. Operating and Financial Review and Prospects — 2018 Refinancing and 2018 Credit Facilities”.

Senior Notes Indenture.   Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, please see “Item 5. Operating and Financial Review and Prospects — Senior Notes”.
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
The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.
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
(1)
we and such subsidiaries are organized in foreign countries (our “countries of organization”) that grant an “equivalent exemption” to corporations organized in the United States; and

(2)
either

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314, (each an “Exchange of

Notes”), that the Marshall Islands, Liberia, Cyprus and Malta, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we have previously satisfied the 50% Ownership Test, it is uncertain if we will continue to satisfy the 50% Ownership Test due to the public trading of our stock, following the consummation of the 2018 Refinancing, because the 883 Trust no longer owns more than 50% of our shares. Our ability to satisfy the Publicly-Traded Test is discussed below.
The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2020, our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.
Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the “listing threshold”. Since our common stock is our sole class of stock we satisfied the listing threshold for 2020 and expect to continue to do so for subsequent taxable years.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1∕6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2020. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2020 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.
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
More than 50% of our shares of common stock may be owned, by 5% stockholders. For any period that this is the case, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock there are a sufficient number of shares of common stock that are owned or treated as owned by “qualified stockholders” such that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a “qualified stockholder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.
Approximately 37.8% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.
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
Distributions with Respect to Common Stock
Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his or her or its common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “— PFIC Status and Material U.S. Federal Tax Consequences”); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121- day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
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
We may hold, directly or indirectly, interests in other entities that are PFICs (“Subsidiary PFICs”). If we are a PFIC, each United States Holder will be treated as owning its pro-rata share by value of the stock of any such Subsidiary PFICs.
While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2020. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.
If we were to be treated as a PFIC for any taxable year, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder’s common stock. In addition, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder of our common stock would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
Taxation of United States Holders Making a Timely QEF Election
If a United States Holder makes a timely QEF election with respect to our common stock, which United States Holder we refer to as an “Electing Holder,” for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any Subsidiary PFIC are treated as PFICs by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.
Taxation of United States Holders Making a “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a United States Holder of our common stock would be allowed to make a “mark-to- market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.
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

•
the amount allocated to the current taxable year or to any portion of the United States Holder’s holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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
Item 11.   Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We currently have no outstanding interest rate swaps agreements. However, in the past years, we entered into interest rate swap agreements designed to pro-actively and efficiently manage our floating rate exposure on our credit facilities. We have recognized these derivative instruments on the consolidated balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30,

2012. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss. On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We have not held or issued derivative financial instruments for trading or other speculative purposes.
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
On July 1, 2012, we elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of our fair value interest rate swap agreements will continue to be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward.
Cash Flow Interest Rate Swap Hedges
In prior years, we decided to swap part of our interest expenses from floating to fixed. To this effect, we entered into interest rate swap transactions with varying start and maturity dates, in order to pro- actively and efficiently manage our floating rate exposure.
These interest rate swaps were designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to our Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.
On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.
The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million, $3.6 million and $3.7 million was reclassified into earnings for the years ended December 31, 2020, 2019 and 2018, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of nil, nil and $1.4 million in connection with the impairment losses recognized on the respective vessels for the years ended December 31, 2020, 2019 and 2018.
Assuming no changes to our borrowings or hedging instruments after December 31, 2020, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2020 would result in a decrease of approximately $0.5 million in our earnings in 2021. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.
Foreign Currency Exchange Risk
We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2020 we incurred approximately 26.1% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2020, approximately 44.3% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.
Item 12.   Description of Securities Other than Equity Securities
Not Applicable.

PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable.
Item 15.   Controls and Procedures
15A.   Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2020. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.
15B.   Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).
A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In making its assessment of our internal control over financial reporting as of December 31, 2020, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.
15C.   Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2020, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.
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
Item 16B.   Code of Ethics
We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2020.
Item 16C.   Principal Accountant Fees and Services
PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020 and 2019.
The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2020 and 2019 and breaks down these amounts by the category of service.
	2020	2019
	(in thousands of dollars)
Audit fees	$456.4	$472.8
Audit-related fees	—	—
Total fees	$456.4	$472.8
Audit Fees
Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

Audit-related Fees; Tax Fees; All Other Fees
No audit-related, tax or other services were provided for the year ended December 31, 2020 and 2019.
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
Item 16D.   Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On October 9, 2020, we repurchased 4,339,271 shares of our common stock for an average purchase price of $7.17 per share in privately negotiated transactions. These transactions resulted in the $10 million common share repurchase program which we announced on August 3, 2020, under which no other shares were purchased, being terminated.
Item 16F.   Change in Registrant’s Certifying Accountant
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
Item 16H.   Mine Safety Disclosure
Not Applicable.
PART III
Item 17.   Financial Statements
Not Applicable.
Item 18.   Financial Statements
Reference is made to pages F-1 through F-44 included herein by reference.
Item 19.   Exhibits
Number	Description
1.1	Restated Articles of Incorporation of Danaos Corporation, as amended by Articles of Amendment dated August 10, 2018 and Articles of Amendment dated May 1, 2019 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on February 27, 2020)
1.2	Amended and Restated Bylaws of Danaos Corporation (incorporated by reference to the Company’s Form 6-K filed with the SEC on September 23, 2009)
2.1	Description of Securities
2.2	Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, including form of Danaos Corporation 8.500% Senior Notes due 2028 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on February 17, 2021)
4.1	Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 14, 2018)
4.2	Backstop Agreement, dated August 10, 2018, among Danaos Corporation, Danaos Investment Limited and Danaos Shipping Company Limited (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 14, 2018)
4.3	Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 14, 2018)
4.4	Amended and Restated Management Agreement with Danaos Shipping Co. Ltd., dated August 10, 2018, between Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 14, 2018)
4.5	Amended and Restated Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas, dated August 10, 2018, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 14, 2018)
4.6	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 6, 2019).
4.7	Directors’ Share Payment Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)

Number	Description
4.8	2006 Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)
4.9	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 27, 2010)
4.10	Shareholders Agreement, dated as of August 5, 2015, by and among Gemini Shipholdings Corporation, Virage International Ltd. and Danaos Corporation (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC on March 15, 2016)
4.11	Amendment and Restatement Agreement, dated July 31, 2018, by and among Danaos Corporation, as Borrower, arranged by Aegean Baltic Bank S.A. and HSH Nordbank AG, as Arrangers, with Aegean Baltic Bank S.A., as Agent and Aegean Baltic Bank S.A., as Security Agent (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
4.12	Amendment and Restatement Agreement in respect of the Facility Agreement dated February 20, 2007 included therein, dated August 1, 2018, by and among Danaos Corporation, as Borrower and its subsidiaries and The Royal Bank of Scotland PLC and Natwest Markets PLC (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
8	Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
11.2	Code of Conduct and Ethics for Corporate Officers and Directors (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Independent Registered Public Accounting Firm
101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DANAOS CORPORATION
/s/ Evangelos Chatzis

Name: Evangelos Chatzis
Title: Chief Financial Officer
Date: March 4, 2021

Report of Independent Registered Public Accounting Firm
To the board of directors and the stockholders of Danaos Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment Assessment — Long Lived Assets
As disclosed in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2020 the Company’s operating fleet consisted of vessels with a total carrying value of $2.5 billion. Management reviews the long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, management performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. If the future net undiscounted cash flows are less than the carrying value of the vessel, management performs step two of the impairment assessment by comparing the vessel’s fair value to its carrying value and an impairment loss is recorded equal to the difference between the vessel’s carrying value and fair value. Management uses a number of factors and assumptions in its undiscounted projected net operating cash flows analysis including, among others, operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contract for non-contracted revenue days. The estimated daily time charter equivalent rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days and that such averages take into account the volatility and cyclicality of the market.
The principal considerations for our determination that performing procedures relating to impairment assessment — long lived assets, is a critical audit matter is the significant judgment by management in the selection of the most recent 5 to 15 years historical average time charter rates as a benchmark for the estimated time charter equivalent rates for the non-contracted revenue days. A high degree of auditor judgment, subjectivity and significant effort was also required in performing procedures and evaluating audit evidence obtained related to the estimated daily time charter equivalent rates for the non-contracted revenue days, which involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the management’s long-lived asset impairment assessment. These procedures also included, among others, assessing the step one analysis of the impairment assessments with the relevant accounting framework; testing completeness, accuracy and relevance of underlying data used in the analysis; the appropriateness of the undiscounted cash flow model and evaluating the reasonableness of the significant assumption used by management relating to estimated daily time charter equivalent rates for non-contracted revenue days. The reasonableness of the estimated daily time charter equivalent rates were assessed by (i) comparing them to actual historical average time charter rates of the vessels and (ii) ensuring consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s undiscounted cash flow model and the reasonableness of the estimated daily time charter equivalent rates used in the model.
Assessment of Fair Value — Available-for-sale Debt Securities
As described in Note 2, 7 and 13 to the consolidated financial statements, as of December 31, 2020 the carrying value of the Company’s investment in debt securities classified as available-for-sale was $62.9 million. The Company’s available for sale securities are carried at fair value with net unrealized gain/(loss) included in accumulated other comprehensive income/(loss), subject to impairment. The fair value of debt securities is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available. The weightings and the yield-to-maturities used in the calculation of fair value of the debt securities are assumptions that require significant management judgment.
The principal considerations for our determination that performing procedures relating to the assessment of fair value — Available-for-sale debt securities, is a critical audit matter are (i) the significant judgments by management in the selection of the weighting factors (ii) the significant judgments made by management in evaluating the yield-to-maturities used in the calculation of fair value of debt securities; which in turn led to a high degree of auditor judgment, subjectivity and significant effort in performing procedures and evaluating audit evidence obtained related to the significant assumptions, including the weighting factors and the yield-to-maturities, which involved the use of professionals with the specialized skill and knowledge.
Addressing the matter, involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the debt securities. These procedures also included, amongst others, (i) evaluating the model adopted by management for determining the fair value, (ii) testing the completeness, accuracy and relevance of underlying data used in management’s valuation model, and (iii) evaluating the reasonableness of the weighting factors and the yield-to-maturities used by management. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the yield-to-maturities applied in the valuation.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 4, 2021
We have served as the Company’s auditor since 2000.

DANAOS CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except share amounts)
		As of
	Notes	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$65,663	$139,170
Accounts receivable, net		7,556	7,145
Inventories		9,619	8,494
Prepaid expenses		855	1,458
Due from related parties	11	20,426	20,512
Other current assets		14,329	13,607
Total current assets		118,448	190,386
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $941,960 (2019: $840,429)	4	2,479,937	2,389,874
Deferred charges, net	5	17,339	11,455
Investments in affiliates	6	15,273	8,965
Other non-current assets	7	83,383	82,339
Total non-current assets		2,595,932	2,492,633
Total assets		$2,714,380	$2,683,019
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$10,613	$11,168
Accrued liabilities	8	10,960	8,527
Current portion of long-term debt, net	10	155,662	119,673
Current portion of long-term leaseback obligation, net	4	24,515	16,342
Accumulated accrued interest, current portion	10	18,036	34,137
Unearned revenue	7	19,476	17,960
Other current liabilities	10	423	15,273
Total current liabilities		239,685	223,080
LONG-TERM LIABILITIES
Long-term debt, net	10	1,187,345	1,270,663
Long-term leaseback obligation, net of current portion	4	95,585	121,872
Accumulated accrued interest, net of current portion	10	136,433	156,583
Unearned revenue, net of current portion	7	19,574	28,528
Other long-term liabilities		181	603
Total long-term liabilities		1,439,118	1,578,249
Total liabilities		1,678,803	1,801,329
Commitments and Contingencies	16	—	—
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2020 and December 31, 2019)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2020 and December 31, 2019. 24,788,598 and 24,789,312 shares issued as of December 31, 2020 and December 31, 2019; and 20,449,327 and 24,789,312 shares outstanding as of December 31, 2020 and December 31, 2019, respectively)	18	204	248
Additional paid-in capital		755,390	785,274
Accumulated other comprehensive loss	7,13	(86,669)	(116,934)
Retained earnings		366,652	213,102
Total stockholders’ equity		1,035,577	881,690
Total liabilities and stockholders’ equity		$2,714,380	$2,683,019
The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except share and per share amounts)
		Year ended December 31,
	Notes	2020	2019	2018
OPERATING REVENUES	14, 15	$461,594	$447,244	$458,732
OPERATING EXPENSES
Voyage expenses	11	(14,264)	(11,593)	(12,207)
Vessel operating expenses	11	(110,946)	(102,502)	(104,604)
Depreciation	4	(101,531)	(96,505)	(107,757)
Amortization of deferred drydocking and special survey costs	5	(11,032)	(8,733)	(9,237)
Impairment loss	4	—	—	(210,715)
General and administrative expenses	11	(24,341)	(26,837)	(26,334)
Income/(loss) from operations		199,480	201,074	(12,122)
OTHER INCOME (EXPENSES):
Interest income		6,638	6,414	5,781
Interest expense		(53,502)	(72,069)	(85,706)
Other finance expenses		(2,335)	(2,702)	(3,026)
Equity income on investments	6	6,308	1,602	1,365
Gain on debt extinguishment	10	—	—	116,365
Other income/(expense), net	10	593	556	(50,456)
Loss on derivatives	13	(3,632)	(3,622)	(5,137)
Total Other Expenses, net		(45,930)	(69,821)	(20,814)
Net Income/(Loss)		$153,550	$131,253	$(32,936)
EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share of common stock		$6.51	$8.29	$(3.10)
Diluted earnings/(loss) per share of common stock		$6.45	$8.09	$(3.10)
Basic weighted average number of common shares	19	23,588,994	15,834,913	10,622,839
Diluted weighted average number of common shares	19	23,805,251	16,220,697	10,622,839
The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of United States dollars)
		Year ended December 31,
	Notes	2020	2019	2018
Net Income/(Loss)		$153,550	$131,253	$(32,936)
Other comprehensive income/(loss):
Unrealized gain/(loss) on available for sale securities	7	26,633	(1,846)	(9,771)
Amortization of deferred realized losses on cash flow hedges	13	3,632	3,622	3,694
Accelerated amortization of deferred realized losses on cash flow hedges	13	—	—	1,443
Total Other Comprehensive Income/(Loss)		30,265	1,776	(4,634)
Comprehensive Income/(Loss)		$183,815	$133,029	$(37,570)
The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in thousands of United States dollars, except number of shares in thousands)
	Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
	Number of shares	Par value
As of January 1, 2018	7,843	$78	$547,918	$(114,076)	$114,785	$548,705
Net Loss	—	—	—	—	(32,936)	(32,936)
Paid-in capital	—	—	10,000	—	—	10,000
Issuance of common stock	7,096	71	168,641	—	—	168,712
Stock compensation	298	3	1,003	—	—	1,006
Net movement in other comprehensive income	—	—	—	(4,634)	—	(4,634)
As of December 31, 2018	15,237	$152	$727,562	$(118,710)	$81,849	$690,853
Net Income	—	—	—	—	131,253	131,253
Issuance of common stock	9,418	94	53,473	—	—	53,567
Stock compensation	134	2	4,239	—	—	4,241
Net movement in other comprehensive income	—	—	—	1,776	—	1,776
As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net Income	—	—	—	—	153,550	153,550
Repurchase of common stock	(4,339)	(44)	(31,083)	—	—	(31,127)
Stock compensation	(1)	—	1,199	—	—	1,199
Net movement in other comprehensive income	—	—	—	30,265	—	30,265
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income/(loss)	$153,550	$131,253	$(32,936)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	101,531	96,505	107,757
Amortization of deferred drydocking and special survey costs	11,032	8,733	9,237
Impairment losses	—	—	210,715
Amortization of finance costs	11,657	10,795	11,771
Exit fee accrued on debt	521	556	2,059
Debt discount amortization	5,690	6,071	3,186
Gain on debt extinguishment	—	—	(116,365)
PIK interest	2,911	3,375	1,433
Payments for drydocking and special survey costs deferred	(16,916)	(7,157)	(13,306)
Stock based compensation	1,199	4,241	1,006
Amortization of deferred realized losses on interest rate swaps	3,632	3,622	5,137
Equity income on investments	(6,308)	(1,602)	(1,365)
(Increase)/Decrease in:
Accounts receivable	(411)	2,080	(2,723)
Inventories	(1,125)	390	(43)
Prepaid expenses	603	(244)	20
Due from related parties	86	(2,542)	16,037
Other assets, current and non-current	3,635	(17,354)	(13,728)
Increase/(Decrease) in:
Accounts payable	(181)	114	(894)
Accrued liabilities	2,433	(3,295)	(3,456)
Unearned revenue, current and long-term	(7,438)	(14,995)	(17,529)
Other liabilities, current and long-term	(422)	(668)	(1,327)
Net cash provided by operating activities	265,679	219,878	164,686
Cash flows from investing activities
Vessels additions	(170,661)	(5,680)	(2,830)
Advances for vessels additions	—	(13,173)	(5,420)
Advances for vessels acquisition	—	(2,507)	—
Investments	(75)	—	—
Net cash used in investing activities	(170,736)	(21,360)	(8,250)
Cash flows from financing activities
Proceeds from long-term debt	69,850	—	325,852
Payments of long-term debt	(146,747)	(262,572)	(440,990)
Proceeds from sale-leaseback of vessels	139,080	146,523	—
Payments of leaseback obligation	(153,904)	(8,309)	—
Payments of accumulated accrued interest	(25,639)	(35,358)	(8,556)
Finance costs	(19,963)	(30,474)	(35,005)
Repurchase of common stock	(31,127)	—	—
Paid-in capital	—	54,440	10,000
Share issuance costs	—	(873)	(169)
Net cash used in financing activities	(168,450)	(136,623)	(148,868)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(73,507)	61,895	7,568
Cash, cash equivalents and restricted cash, beginning of year	139,170	77,275	69,707
Cash, cash equivalents and restricted cash, end of year	$65,663	$139,170	$77,275
Supplemental cash flow information
Cash paid for interest	$35,215	$54,868	$71,915
The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and General Information
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (the “Company”) is the United States Dollar.
Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 18, “Stockholders’ Equity”.
The Company’s vessels operate worldwide, carrying containers for many established charterers.
The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, “Significant Accounting Policies”) that are under the exclusive management of a related party of the Company (refer to Note 11, “Related Party Transactions”).
On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.
The consolidated financial statements of the Company have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of operations, consolidated statements of comprehensive income/(loss), cash flows and stockholders’ equity at and for each period since their respective incorporation dates.
Impact of COVID-19 on the Company’s Business
The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.
The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, mainly experienced in the first half of 2020. The extent of the impact will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
1. Basis of Presentation and General Information (continued)
As of December 31, 2020, Danaos consolidated the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:
Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart (ex Maersk Enping)	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed (ex Maersk Exeter)	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition (ex MSC Ambition)	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen (ex CPO Bremen)	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg (ex CPO Hamburg)	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Charleston (ex SM Charleston)	2005	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Phoebe	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande (ex Zim Rio Grande)	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
1. Basis of Presentation and General Information (continued)
Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver (ex YM Vancouver)	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra (ex MSC Zebra)	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

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
The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
Inter-company transaction balances and unrealized gains/(losses) on transactions between the companies are eliminated.
Investments in affiliates:   The Company’s investments in affiliates are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in affiliates for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of Operations.
Use of Estimates:   The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
Reclassifications in Other Comprehensive Income/(Loss):   The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2020, 2019 and 2018, respectively (in thousands):
		Year ended December 31,
	Location of Reclassification into Income	2020	2019	2018
Amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	$3,632	$3,622	$3,694
Accelerated amortization of deferred realized losses on cash flow hedges	Net unrealized and realized losses on derivatives	—	—	1,443
Total Reclassifications		$3,632	$3,622	$5,137
Foreign Currency Translation:   The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Operations. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Operations for each of the years ended December 31, 2020, 2019 and 2018 were $0.4 million loss, $0.2 million loss and $0.1 million loss, respectively.
Cash and Cash Equivalents:   Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $65.7 million as of December 31, 2020 (December 31, 2019: $139.2 million) comprised cash balances and short-term deposits.
Restricted Cash:   Cash restricted accounts include retention accounts and any cash that is legally restricted as to withdrawal or usage. Until the full repayment of the KEXIM ABN Amro loan facility in June 2018, the Company was required to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest payments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest were paid from the retention account. Refer to Note 3, “Cash, Cash Equivalents and Restricted Cash”.
Accounts Receivable, Net:   The amount shown as Accounts Receivable, net, at each balance sheet date includes estimated recoveries from charterers for hire from operating leases accounted for in accordance with Topic 842 and demurrage billings, net of a provision for doubtful accounts. Accounts receivable are short term in duration as payments are expected to be received within one year. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Company’s history of write-offs, level of past due accounts based on the contractual term of the receivables and its relationships with and economic status of its customers. Bad debts are written off in the period in which they are identified.
Insurance Claims:   Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company’s historical experience and the shipping industry practices. Insurance claims are included in the consolidated balance sheet line item “Other current assets”.
Prepaid Expenses and Inventories:   Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at cost as determined using the first-in, first-out method. Costs of spare parts are expensed as incurred.
Deferred Financing Costs:   Loan arrangement fees incurred for obtaining new loans, for loans that have been accounted for as modified and the fees paid to third parties for loans that have been accounted for as extinguished, where there is a replacement debt and the lender remains the same, are deferred and amortized over the loans’ respective repayment periods using the effective interest rate method and are presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability. Unamortized deferred financing costs for extinguished facilities are written-off. Loan arrangement fees related to the facilities accounted for under troubled debt restructuring with future undiscounted cash flows greater than the net carrying value of the original debt are capitalized and amortized over the loan respective repayment period using the effective interest rate method. Additionally, amortization of deferred finance costs amounting to $16.8 million, $16.9 million and $15.0 million is included in interest expenses in the Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018, respectively.
Fixed Assets:   Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred. Interest costs while under construction are included in vessels’ cost.
The Company has acquired five vessels in the secondhand market in 2020, all of which were considered to be acquisitions of assets. Following adoption of ASU 2017-01 “Business Combinations (Topic 805)” on

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
January 1, 2018, the Company evaluates if any vessel acquisition in secondhand market constitutes a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets are considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.
The Company charters in two of its vessels Hyundai Honour and Hyundai Respect under a four years sale and leaseback arrangement. The proceeds received by the Company from the buyer-lessor were recognized as a financial leaseback obligation as this arrangement did not qualify for a sale of these vessels. The Company has substantive repurchase obligation of these vessels at the end of the leaseback period or earlier, at the Company’s option, and retains the control over these vessels. Each leaseback payment is allocated between the liability and interest expense to achieve a constant interest rate on the leaseback obligation outstanding. The interest element of the leaseback payment is charged under “Interest expense” in the accompanying Consolidated Statements of Operations over the leaseback period.
Depreciation:   The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value (refer to Note 4, “Fixed Assets, net”). Management has estimated the useful life of the Company’s vessels to be 30 years from the year built.
Vessels held for sale:   Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.
Accounting for Special Survey and Drydocking Costs:   The Company follows the accounting guidance for planned major maintenance activities. Drydocking and special survey costs, which are reported in the balance sheet within “Deferred charges, net”, include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
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
Pension and Retirement Benefit Obligations-Crew:   The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post-retirement benefits.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
Dividends: Dividends, if any, are recorded in the Company’s financial statements in the period in which they are declared by the Company’s board of directors.
Impairment of Long-lived Assets:   The accounting standard for impairment of long-lived assets requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. In the case of a vessel held and used, if the future net undiscounted cash flows are less than the carrying value of the vessel, the Company performs step two of impairment assessment by comparing the vessel’s fair value to its carrying value and an impairment loss is recorded equal to the difference between the vessel’s carrying value and fair value.
As of December 31, 2020 and 2019, the Company concluded that events and circumstances triggered the existence of potential impairment of some of its vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company’s strategy is to charter its vessels under multi-year, fixed rate period charters that have the initial terms ranging from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The Company used number of factors and assumptions in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contract for non-contracted revenue days. The estimated daily time charter equivalent rate used for the non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry.
As at December 31, 2020 and 2019, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2020 and 2019, no impairment loss was identified. As at December 31, 2018, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2018, the Company recorded an impairment loss of $210.7 million for ten of its vessels that are held and used, which is reflected under “Impairment loss” in the accompanying Consolidated Statements of Operations.
Investments in Debt Securities:   Available for sale securities are carried at fair value with net unrealized gain/(loss) included in accumulated other comprehensive income/(loss), subject to impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Interest income, including amortization of premiums and accretion of discounts are recognized in the interest income in the consolidated statements of operations. Upon sale, realized gain/(loss) is recognized in the consolidated statement of operations based on specific identification method. The Company adopted ASU 2016-13

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
“Financial Instruments — Credit Losses (Topic 326)” on January 1, 2020. Management evaluates securities for impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its amortized cost. Consideration is given to: i) if the Company intends to sell the security (that is, it has decided to sell the security); ii) it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis; or iii) a credit loss exists. If it is determined that the Company intends to sell the security or it is more likely than not that the Company will be required to sell the securities before the recovery of its entire amortized cost basis, the impairment loss, difference between the fair value and amortized cost basis of the securities, will be recorded in the accompanying Consolidated Statements of Operations.
The fair value of debt securities is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available. The weightings and the yield-to-maturities used in the calculation of fair value of the debt securities are assumptions that require significant management judgement.
When the securities are impaired at the reporting date, and the Company does not meet the guidance for intending to sell or more likely than not being required to sell the securities before the amortized cost basis is recovered, the Company determines whether the impairment is related to credit or non-credit factors. To determine the amount of impairment related to credit, the Company compares the present value of the cash flows expected to be collected on the securities with the amortized cost basis of the securities. If the present value of cash flows expected to be collected is less than the securities’ amortized cost basis, the difference is recorded as an allowance for credit losses in the accompanying Consolidated Statements of Operations. Any remaining difference between the securities’ fair value and amortized cost basis is considered to be non-credit related impairment and is recorded in the accompanying Consolidated Statements of Other Comprehensive Income/(Loss).
Investments in Equity Securities:   The Company classifies its equity securities of ZIM at cost as the Company does not have the ability to exercise significant influence. Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, the Company measures the investment in ZIM equity securities at cost, less impairment, adjusted for subsequent observable price changes. ZIM equity securities do not have readily determinable fair value in any of the periods presented.
Management evaluates the equity security for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its cost. Consideration is given to significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.
Accounting for Revenue and Expenses:   The Company derives its revenue from time charters and bareboat charters of its vessels, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Company such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
negotiated in separate components. Revenue from the Company’s time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed.
The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.
The Company adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.
Voyage Expenses:   Voyage expenses include port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by the Company’s charterers, except in certain cases such as vessel re-positioning), address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which the Company charters its containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of the vessels’ overall expenses.
Vessel Operating Expenses:   Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company’s fleet increases. Under multi-year time charters, the Company pays for vessel operating expenses. Under bareboat charters, the Company’s charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.
General and administrative expenses:   General and administrative expenses include management fees paid to the vessels’ manager (refer to Note 11, “Related Party Transactions”), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.
Repairs and Maintenance:   All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying Consolidated Statements of Operations.
Troubled Debt Restructuring and Accumulated Accrued Interest:   Prior to the finalization of the Refinancing (refer to Note 10, “Long-Term Debt, Net”), the Company concluded that it was experiencing financial difficulty and that certain of the lenders granted a concession (as part of the Refinancing). The Company was experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and the Company was not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring (“TDR”) was applied at the Closing Date. The TDR accounting guidance requires the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
the carrying amount of the original debt. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. As a result of the TDR accounting, the interest expense related to the future periods on certain facilities was recognized under the accumulated accrued interest line in the Balance Sheet. Interest payments relating to the future interest recognized in accumulated accrued interest, are recognized as a reduction to the accumulated accrued interest payable when these are paid. As a result, these interest payments are not recorded as interest expense.
When interest rates change, actual cash flows will differ from the cash flows measured on the Refinancing closing date. The accounting treatment for changes in cash flows due to changes in interest rates depends on whether there is an increase or a decrease from the spot interest rate used in the initial TDR accounting (“threshold interest rate”). Fluctuations in the effective interest rate after the Refinancing from changes in the interest rate or other cause are accounted for as changes in estimates in the periods in which these changes occur. Upon an increase in the interest rates from the threshold interest rate used to calculate accumulated accrued interest payable, the Company recognizes additional interest expenses in the period the expense is incurred. The additional interest expense is calculated by multiplying the difference between the current interest rate and the threshold interest rate with the current carrying value of the debt. A gain due to decrease in interest rates (‘interest windfall’) will not be recognized until the debt facilities have been settled and there are no future interest payments. In case there are subsequent increases in interest rates above the threshold interest rate after a previous decrease in interest rates, the carrying amount of the accumulated accrued interest will be reduced by the interest payments in excess of the threshold interest rate until the prior interest windfall due to decrease in the interest rates is recaptured on a cumulative basis.
The Paid-in-kind interest (“PIK interest”) related to each period will increase the carrying value of the loan facility and correspondingly decrease the carrying value of the accumulated accrued interest. PIK interest in excess of the amount recognized in the accumulated accrued interest is expensed in the period the expense is incurred.
Going Concern:   The management of the Company assesses the Company’s ability to continue as a going concern at each period end. The assessment evaluates whether there are conditions that give rise to substantial doubt to continue as a going concern within one year from the consolidated financial statements issuance date.
If a substantial doubt to continue as a going concern is identified and after considering management’s plans this substantial doubt is alleviated the Company discloses the following: (i) principal conditions or events that raised substantial doubt about the Company’s ability to continue as a going concern (before consideration of management’s plans), (ii) management’s evaluation of the significance of those conditions or events in relation to the Company’s ability to meet its obligations, (iii) management’s plans that alleviated substantial doubt about the Company’s ability to continue as a going concern.
If a substantial doubt to continue as a going concern is identified and after considering management’s plans this substantial doubt is not alleviated the Company discloses the following: (i) a statement indicating that there is substantial doubt about the Company’s ability to continue as a going concern, (ii) principal conditions or events that raised substantial doubt about the Company’s ability to continue as a going concern, (iii) management’s evaluation of the significance of those conditions or events in relation to the Company’s ability to meet its obligations, and (iv) management’s plans that are intended to mitigate the conditions or events that raised substantial doubt about the Company’s ability to continue as a going concern.
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
On July 1, 2012, the Company elected to prospectively de-designate fair value and cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements were recorded in earnings under “Loss on derivatives” from the de-designation date forward.
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
Earnings/(Loss) Per Share:   The Company has presented net earnings/(loss) per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. The warrants issued in 2011 and which expired in January 2019 were excluded from the diluted earnings/(loss) per share for the year ended December 31, 2019 and 2018, because they were antidilutive. Unvested shares of restricted stock are included in the calculation of the diluted earnings per share, unless considered antidilutive, based on the weighted average number of shares of restricted stock outstanding during the period.
Treasury Stock:   The Company recognizes treasury stock based on the price paid to repurchase its shares, including direct costs to acquire treasury stock. Treasury stock is recorded as a reduction from common stock at its par value and the price paid in excess of par value and direct cots, if any, as a reduction from additional paid-in capital. Treasury stock is excluded from average common shares outstanding for basic and diluted earnings per share.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
Equity Compensation Plan:   The Company has adopted an equity compensation plan (the “Plan”) in 2006 (as amended on August 2, 2019), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with the accounting guidance for share-based compensation arrangements.
The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a “change of control”, as defined in the Plan. Refer to Note 17, “Stock Based Compensation”.
As of April 18, 2008, the Company established the Directors Share Payment Plan (“Directors Plan”). The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director’s Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 17, “Stock Based Compensation”.
As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company’s ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the “Manager”), in the form of free shares of the Company’s common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. Refer to Note 17, “Stock Based Compensation”.
Newly Implemented Accounting Principles:
The Company adopted Topic 326 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments” on January 1, 2020. This standard provides new guidance for measuring and recognizing credit losses on financial instruments using the modified retrospective approach with a cumulative effect adjustment to opening retained earnings recorded at the beginning of the period of adoption. The standard applies to the allowance for uncollectible debt securities in the Company’s books, but did not result in any significant changes to the allowance methodology and did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2020.
In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2. Significant Accounting Policies (continued)
required accounting reassessments or remeasurements. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) — Scope” which clarifies the scope of Topic 848. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s consolidated financial statements for the year ended December 31, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to possible future specific contract modifications.
3. Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash consisted of the following (in thousands):
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Cash and cash equivalents	$65,663	$139,170	$77,275	$66,895
Restricted cash	—	—	—	2,812
Total	$65,663	$139,170	$77,275	$69,707
4. Fixed Assets, Net
Fixed assets, net consisted of the following (in thousands):
	Vessel Costs	Accumulated Depreciation	Net Book Value
As of January 1, 2018	$3,559,161	$(763,190)	$2,795,971
Additions	2,830	—	2,830
Impairment Loss	(337,738)	127,023	(210,715)
Depreciation	—	(107,757)	(107,757)
As of December 31, 2018	$3,224,253	$(743,924)	$2,480,329
Additions	6,050	—	6,050
Depreciation	—	(96,505)	(96,505)
As of December 31, 2019	$3,230,303	$(840,429)	$2,389,874
Additions	191,594	—	191,594
Depreciation	—	(101,531)	(101,531)
As of December 31, 2020	$3,421,897	$(941,960)	$2,479,937
The Company took delivery of the following vessels in the year ended December 31, 2020:
Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Blackwell Seaways Inc.	Niledutch Lion	2008	8,626	January 23, 2020
Rewarding International Shipping Inc.	Phoebe	2005	8,463	April 14, 2020
Oceancarrier (No.1) Corp.	Charleston	2005	8,533	June 10, 2020
Oceancarrier (No. 2) Corp.	Bremen (ex CPO Bremen)	2009	9,012	December 3, 2020
Oceancarrier (No. 3) Corp.	C Hamburg (ex CPO Hamburg)	2009	9,012	December 15, 2020
Total acquisition costs of the new vessels amounted to $141.9 million in the year ended December 31, 2020. Additionally, in the first half of 2020, the Company installed scrubbers on nine of its vessels with total costs of $39.9 million.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4. Fixed Assets, Net (continued)
As of December 31, 2020 and 2019, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As at December 31, 2020 and 2019, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2020 and 2019, no impairment loss was identified.
As of December 31, 2018, the Company concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As at December 31, 2018, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels, as the undiscounted projected net operating cash flows of certain vessels did not exceed the carrying value of the respective vessels. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers. As of December 31, 2018, the Company recorded an impairment loss of $210.7 million for ten of its vessels that are held and used, which is reflected under “Impairment loss” in the accompanying Consolidated Statements of Operations.
The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $428.2 million and $378.2 million as of December 31, 2020 and December 31, 2019,respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.
In connection with the 2018 debt refinancing, the Company undertook to seek to refinance two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which refinancing was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years, at the end of which the Company will reacquire the vessels for an aggregate amount of $52.6 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. The net proceeds amounting to $144.8 million were applied pro rata to partially repay the existing credit facilities (Club Facility, Credit Suisse Facility, Citibank $114 mil. Facility and Citibank $123.9 mil. Facility) secured by mortgages on such vessels. This arrangement was recorded as a failed sale and leaseback by the Company with the received proceeds recognized as a financial liability. The carrying value of these vessels amount to $271.9 million as of December 31, 2019.
On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. The Company incurred early termination fees amounting to $0.5 million, which are presented under “Other finance expenses” in the consolidated statements of operations. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. The carrying value of these vessels amount to $271.3 million as of December 31, 2020. This agreements contains financial covenant requiring to maintain minimum aggregate fair market value of the vessels Hyundai Honour and Hyundai Respect of at least 120% of the principal balance and minimum liquidity of

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4. Fixed Assets, Net (continued)
$500 thousands per vessels tested semi-annually. Additionally, Danaos should be in compliance with the covenants described under “The Refinancing and the 2018 Credit Facilities” section below.
The scheduled leaseback instalments subsequent to December 31, 2020 are as follows (in thousands):
Instalments due by period ended:
December 31, 2021	$30,916
December 31, 2022	30,915
December 31, 2023	30,915
Until May 2024	46,249
Total leaseback instalments	138,995
Less: Imputed interest	(15,605)
Total leaseback obligation	123,390
Less: Deferred finance costs, net	(3,290)
Less: Current leaseback obligation	(24,515)
Leaseback obligation, net of current portion	$95,585
5. Deferred Charges, Net
Deferred charges, net consisted of the following (in thousands):
Drydocking and Special Survey Costs
As of January 1, 2018	$8,962
Additions	13,306
Amortization	(9,237)
As of December 31, 2018	$13,031
Additions	7,157
Amortization	(8,733)
As of December 31, 2019	$11,455
Additions	16,916
Amortization	(11,032)
As of December 31, 2020	$17,339
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

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
6. Investments in affiliates
In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in two entities with finance leases in accordance with ASC 842 for the container vessels Suez Canal and Genoa and two entities that own the container vessels Catherine C and Leo C. In August 2019, a subsidiary of Gemini acquired a 8,533 TEU container vessel built in 2006 renamed to Belita. Gemini financed these acquisitions with the assumption of finance lease obligations of $35.4 million, $30.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of December 31, 2020, Gemini consolidated its wholly owned subsidiaries listed below:
Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo C	2002	6,422	February 4, 2016
Springer Shipping Co	Belita	2006	8,533	August 26, 2019
The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income on investments” in the Consolidated Statements of Operations. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities. The net assets of Gemini total $31.2 million and $18.3 million as of December 31, 2020 and December 31, 2019, respectively. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.
A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):
	2020	2019	2018
Current assets	$11,524	$6,242
Non-current assets	$69,149	$69,740
Current liabilities	$7,585	$9,892
Long-term liabilities	$41,920	$47,795
Net operating revenues	$31,844	$20,264	$18,885
Net income	$12,873	$3,268	$2,787

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Other Non-current Assets
Other non-current assets consisted of the following (in thousands):
	2020	2019
Available for sale securities:
ZIM notes, net	$43,559	$20,078
HMM notes, net	19,328	11,377
Equity participation ZIM	75	—
Advances for vessels additions	—	18,800
Advances for vessels acquisition	—	2,507
Other assets	20,421	29,577
Total	$83,383	$82,339
a. ZIM
In July 2014, after the charter restructuring agreements with ZIM, the Company obtained approximately 7.4% equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, consisting of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes. ZIM notes were originally classified as held to maturity securities and recorded at amortized costs less other than temporary impairment since initial recognition.
The Company recognized $1.8 million, $1.6 million and $1.4 million in relation to their fair value unwinding of ZIM notes in the Consolidated Statements of Operations under “Interest income” for years ended December 31, 2020, 2019 and 2018, respectively. Furthermore, for each of the years ended December 31, 2020, 2019 and 2018, the Company recognized in the Consolidated Statements of Operations under “Interest income”, a non-cash interest income of $0.9 million in relation to ZIM notes, which is accrued quarterly with deferred cash payment on maturity.
The Company classifies its equity participation in ZIM at cost as the Company does not have the ability to exercise significant influence. In 2016, the Company tested for impairment of its equity participation in ZIM based on the existence of triggering events that indicate the interest in equity may have been impaired and recorded an impairment loss of $28.7 million, thus reducing its book value to nil. In March 2020, the Company increased its equity participation in ZIM to approximately 10.2% by acquisition of additional shares for $75 thousand. As of December 31, 2020, the Company owned 10,186,950 ordinary shares of ZIM.
Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels. This amount is recognized in the Consolidated Statements of Operations under “Operating revenues” over the remaining life of the respective time charters. For each of the years ended December 31, 2020, 2019 and 2018, respectively, the Company recorded an amount of $5.4 million, $6.0 million and $6.0 million of unearned revenue amortization in “Operating revenues”. As of December 31, 2020, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $1.1 million and nil, respectively. As of December 31, 2019, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $5.4 million and $1.1 million, respectively. Refer to Note 13, “Financial Instruments — Fair value of Financial Instruments”.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Other Non-current Assets (continued)
b. HMM
In July 2016, after the charter restructuring agreements with HMM, the Company obtained interest bearing senior unsecured HMM notes consisting of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022 and 4.6 million HMM shares. The HMM notes were originally classified as held to maturity securities and recorded at amortized costs less other than temporary impairment since initial recognition. Based on the management’s intention, the HMM shares were held principally for the purpose of the resale in the near term and were classified as trading securities. The Company also tests periodically for impairment of its investments in debt securities based on the existence of triggering events that indicate debt instruments may have been impaired.
On September 1, 2016, the Company sold all HMM shares and the net proceeds were used to repay outstanding debt obligations. Furthermore, for the years ended December 31, 2020, 2019 and 2018, the Company recognized $2.1 million, $1.9 million and $1.8 million, respectively, of non-cash interest income and fair value unwinding of HMM notes under “Interest income” in the Consolidated Statement of Operations.
On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements. The amortization of unearned revenue is recognized in the Consolidated Statement of Operations under “Operating revenues” over the remaining life of the respective charters. For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, the Company recorded an amount of $8.2 million, $8.2 million and $8.8 million, respectively, of unearned revenue amortization. As of December 31, 2020, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.2 million and $18.9 million, respectively. As of December 31, 2019, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $8.2 million and $27.0 million, respectively. Refer also to Note 13, “Financial Instruments — Fair value of Financial Instruments”.
c. Transfer to Available for sale category
On March 28, 2017, the Company sold $13.0 million principal amount of HMM Loan Notes 1 maturing in July 2024. The sale of these notes resulted in a transfer of all remaining held to maturity HMM and ZIM notes into the available for sale securities at fair value.
ZIM and HMM unsecured debt securities are not publicly traded, are infrequently traded over the counter by certain brokers and have no readily determinable market value or credit ratings. The unrealized loss was primarily caused by challenging business environment faced by container shipping industry, which affected profitability and liquidity of ZIM and HMM. The Company collects cash interest applicable to ZIM securities and rentals on the Company’s vessels leased to ZIM and HMM on a regular basis, in accordance with the contractual agreements. The contractual terms of ZIM and HMM debt securities do not permit ZIM or HMM to settle the debt securities at a price less than the amortized cost basis on the investments. The Company currently does not expect ZIM or HMM to settle the debt securities at a price less than the amortized cost basis of the investments. The Company does not intend to sell ZIM and HMM debt securities and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis. These securities are in continuous unrealized loss position for a period exceeding twelve months as of December 31, 2020 and December 31, 2019.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Other Non-current Assets (continued)
The following tables summarizes the unrealized positions for available-for-sale debt securities as of December 31, 2020 and December 31, 2019 (in thousands):
Description of securities	Amortized cost basis	Fair value	Unrealized loss
December 31, 2020
ZIM notes	$49,871	$43,559	$(6,312)
HMM notes	24,607	19,328	(5,279)
Total	$74,478	$62,887	$(11,591)
December 31, 2019
ZIM notes	$47,171	$20,078	$(27,093)
HMM notes	22,508	11,377	(11,131)
Total	$69,679	$31,455	$(38,224)
Unrealized loss on available for sale securities
Balance as of January 1, 2018	$(26,607)
Unrealized loss on available for sale securities	(9,771)
Balance as of December 31, 2018	(36,378)
Unrealized loss on available for sale securities	(1,846)
Balance as of December 31, 2019	$(38,224)
Unrealized gain on available for sale securities	26,633
Balance as of December 31, 2020	$(11,591)
Other assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $20.0 million and $29.6 million as of December 31, 2020 and December 31, 2019, respectively.
8. Accrued Liabilities
Accrued liabilities consisted of the following (in thousands):
	2020	2019
Accrued payroll	$1,008	$809
Accrued interest	2,137	3,910
Accrued dry-docking expenses	2,177	—
Accrued expenses	5,638	3,808
Total	$10,960	$8,527
Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of December 31, 2020 and December 31, 2019.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Lease Arrangements
Charters-out
As of December 31, 2020, the Company generated operating revenues from its 60 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to April 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.
The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as of December 31, 2020 (in thousands):
2021	$478,692
2022	310,499
2023	190,308
2024	57,070
2025	19,571
2026 and thereafter	42,642
Total future rentals	$1,098,782
Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Long-Term Debt, net
Long-term debt consisted of the following (in thousands):
Credit Facility	Balance as of December 31, 2020	Balance as of December 31, 2019
The Royal Bank of Scotland $475.5 mil. Facility	$433,412	$458,604
HSH Nordbank AG – Aegean Baltic Bank – Piraeus Bank $382.5 mil. Facility	351,759	372,340
Citibank $114 mil. Facility	63,061	74,402
Credit Suisse $171.8 mil. Facility	101,254	115,759
Citibank – Eurobank $37.6 mil. Facility	17,669	27,455
Club Facility $206.2 mil.	124,427	143,389
Sinosure Cexim – Citibank – ABN Amro $203.4 mil. Facility	20,340	40,680
Citibank $123.9 mil. Facility	85,280	88,793
Citibank $120 mil. Facility	93,742	100,245
Macquarie Bank $58 mil. Facility	56,000	—
SinoPac $13.3 mil. Facility	12,800	—
Fair value of debt	(14,304)	(19,994)
Comprehensive Financing Plan exit fees accrued	22,660	22,139
Total long-term debt	$1,368,100	$1,423,812
Less: Deferred finance costs, net	(25,093)	(33,476)
Less: Current portion, net	(155,662)	(119,673)
Total long-term debt net of current portion and deferred finance cost	$1,187,345	$1,270,663
Each of the credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, the Company’s investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees. As of December 31, 2020, fifty-eight of the Company’s vessels, excluding the Hyundai Honour and Hyundai Respect, having a net carrying value of $2,208.6 million as of December 31, 2020, were subject to first and second preferred mortgages as collateral to the Company’s credit facilities.
As of December 31, 2020, there was no remaining borrowing availability under the Company’s credit facilities. The weighted average interest rate on long-term borrowings (including leaseback obligations) for the years ended December 31, 2020, 2019 and 2018 was 4.6%, 6.1% and 4.3%, respectively. Total interest paid (including interest on leaseback obligations) during the years ended December 31, 2020, 2019 and 2018 was $35.2 million, $54.9 million and $71.9 million, respectively. The total amount of interest cost incurred and expensed (including interest on leaseback obligations) in 2020 was $36.7 million (2019: $55.2 million, 2018: $70.7 million).
2020 Credit Facilities
On April 8, 2020, the vessel owning companies Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank for an amount up to $24.0 million drawn down in full on April 9, 2020 (“the First Tranche”). The loan was used to partially finance the acquisition costs of two newly acquired vessels Niledutch Lion and Phoebe. Additionally, on December 11, 2020, the vessel owning companies Oceancarrier (No.2) Corp. and Oceancarrier (No.3) Corp. drawn down another tranche of the loan amounting to $34.0 million (“the Second Tranche”), which was used to partially finance the acquisition costs of another two newly acquired vessels Bremen (ex CPO Bremen) and C Hamburg (ex CPO Hamburg) owned by these vessel owning companies. The loan facility is secured by the liens on

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Long-Term Debt, net (continued)
these vessels and is guaranteed by Danaos. The loan bears interest at LIBOR plus 3.9% margin for the First Tranche and LIBOR plus 3.75% for the Second Tranche. The First Tranche is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period with a balloon payment at maturity amounting to $10.4 million. The Second Tranche is repayable in nineteen quarterly instalments starting from March 31, 2021 over a five year period with a balloon payment at maturity amounting to $15.2 million. This facility contains quarterly financial covenant requiring the vessel owning companies to maintain maximum loan to fair value of the collateralized vessels cover of 65% or to provide additional securities, if necessary and to maintain minimum working capital of $1 million per vessel. Additionally, Danaos should be in compliance with the covenants described under “The Refinancing and the 2018 Credit Facilities” section below.
On July 2, 2020, the Company’s subsidiary Oceancarrier (No.1) Corp. drew down a loan with SinoPac, which is guaranteed by Danaos, for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel Charleston (ex SM Charleston) owned by this vessel owning company, a lien on which vessel secures this loan agreement. The loan bears interest at LIBOR plus 3.75% margin and is repayable in nineteen quarterly instalments starting three months after the drawn down over a five year period of the loan with a balloon payment at maturity amounting to $3.8 million. This facility contains financial covenant requiring Oceancarrier (No.1) to maintain minimum collateral of the aggregate fair market value of the vessel Charleston (ex SM Charleston) or other collateral, if necessary, of at least 120% of the loan balance tested semi-annually.
The Refinancing and the 2018 Credit Facilities
The Company entered into a debt refinancing agreement with certain of its lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing (the “Refinancing”) which was consummated on August 10, 2018 (the “Closing Date”) that superseded, amended and supplemented the terms of each of the Company’s then-existing credit facilities (other than the Sinosure-CEXIM-Citibank-ABN Amro credit facility which is not covered thereby). The Refinancing provided for, among other things, the issuance of 7,095,877 new shares of common stock to certain of the Company’s lenders (which represented 47.5% of the Company’s outstanding common stock immediately after giving effect to such issuance and diluted existing shareholders ratably), a principal amount debt reduction of approximately $551 million, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and $325.9 million of new debt financing from one of the Company’s lenders — Citibank (the “Citibank — New Money”). The Company’s largest stockholder, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), contributed $10 million to the Company on the Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. The maturities of most of the new loan facilities covered by this debt refinancing were extended by five years to December 31, 2023 (or, in some cases, June 30, 2024).
In addition, the Company agreed to make reasonable efforts to source investment commitment for new shares of common stock with net proceeds not less than $50 million in aggregate no later than 18 months after the Closing Date ($10 million of which is to be underwritten by DIL). Danaos sold 9,418,080 shares of common stock in the public offering completed in December 2019 raising aggregate proceeds net of underwriting discounts of $54.4 million. Refer also to Note 18, “Stockholder’s Equity”.
As part of the Refinancing the Company entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due by December 31, 2023 through an amendment and restatement or replacement of existing credit facilities. The following are the new term loan credit facilities (the “2018 Credit Facilities”):
(i)
a $475.5 million credit facility provided by the Royal Bank of Scotland (the “RBS Facility”), which refinanced the prior Royal Bank of Scotland credit facilities

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Long-Term Debt, net (continued)
(ii)
a $382.5 million credit facility provided by HSH Nordbank AG — Aegean Baltic Bank — Piraeus Bank (the “HSH Facility”), which refinanced the prior HSH Nordbank AG — Aegean Baltic Bank — Piraeus Bank credit facilities

(iii)
a $114.0 million credit facility provided by Citibank (the “Citibank $114 mil. Facility”), which refinanced the prior Citibank credit facility

(iv)
a $171.8 million credit facility provided by Credit Suisse (the “Credit Suisse $171.8 mil. Facility”), which refinanced the prior Credit Suisse credit facility

(v)
a $37.6 million credit facility provided by Citibank — Eurobank (the “Citibank — Eurobank $37.6 mil. Facility)”), which refinanced the prior Citibank — Eurobank credit facility

(vi)
a $206.2 million credit facility provided by Citibank — Credit Suisse — Sentina (the “Club Facility $206.2 mil.”), which refinanced the prior EnTrustPermal — Credit Suisse — CitiGroup Club facility

(vii)
a $120.0 million credit facility provided by Citibank (the “Citibank $120 mil. Facility”), which refinanced the prior ABN Amro — Bank of America Merrill Lynch — Burlington Loan Management — National Bank of Greece facilities

(viii)
a $123.9 million credit facility provided by Citibank (the “Citibank $123 mil. Facility”), which refinanced the prior Deutsche Bank facility

Interest and Fees
The interest rate payable under the 2018 Credit Facilities (which does not include the Sinosure-CEXIM-Citibank — ABN Amro credit facility) is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of $282 million principal related to the RBS Facility and HSH Facility, which tranches have maturity dates of June 30, 2024.
The Company was required to pay a cash amendment fee of $69.2 million in the aggregate, out of which $14.8 million, $30.5 million and $23.9 million was paid in cash in the years ended December 31, 2020, 2019 and 2018, respectively. The amount of $14.8 million was presented under “Other current liabilities” as of December 31, 2019. Of the cash amendment fee, $17.2 million was deferred and is amortized over the life of the respective credit facilities with the effective interest method and $52.0 million was expensed to the consolidated statement of operations in the year ended December 31, 2018.
The Company was also required to issue 1,052,179 shares of common stock as part of the amendments fees on the Closing Date, or $25.0 million fair value in the aggregate. Of this amount, recognition of $18.1 million was deferred and is amortized over the life of the respective credit facilities with the effective interest method and $6.9 million was expensed in the accompanying consolidated statements of operations in the year ended December 31, 2018. The fair value of the shares issued at the Closing Date are based on a Level 1 measurement of the share’s price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split the Company effected on May 2, 2019) as of August 10, 2018.
The Company incurred $51.3 million of professional fees related to the refinancing discussions with its lenders reported under “Other income/(expenses), net” in the accompanying consolidated statements of operations for the years ended December 31, 2018. Additionally, the Company deferred $11.7 million of professional fees related to the Citibank facilities and is amortized over the life of the respective credit facilities.

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

The 2018 Credit Facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to the Company’s business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in the Company’s fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective new credit facilities.
Exit Fee
As of December 31, 2020 and 2019, the Company has an accrued Exit Fee of $22.7 million and $22.1 million, respectively, relating to its debt facilities and is reported under “Long-term debt, net” in the consolidated Balance Sheets. The payment of the exit fees accrued under the long-term debt prior to the debt refinancing shall be postponed on the earlier of maturity, acceleration or prepayment or repayment in full of the amended facilities or the relevant facility refinancing. The exit fees will accrete in the consolidated statement of operations of the Company over the life of the respective facilities covered by the Refinancing (which does not include the Sinosure-CEXIM-Citibank-ABN Amro credit facility) up to the agreed full exit fees payable amounting to $24.0 million.
Sinosure-CEXIM-Citibank-ABN Amro credit facility
On the Closing Date the Company amended and restated the Sinosure-CEXIM-Citibank-ABN Amro credit facility, dated as of February 21, 2011, primarily to align its financial covenants with those contained in the new credit facilities and provide second lien collateral to lenders under certain of the 2018 Credit Facilities.
Principal Payments
The Sinosure — Cexim — Citibank — ABN Amro credit facility provides for semi-annual amortization payments and the 2020 Credit Facilities provide for quarterly amortization payments. The 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases as

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Long-Term Debt, net (continued)
indicated below, June 30, 2024). The scheduled debt maturities of total long-term debt subsequent to December 31, 2020 are as follows (in thousands):
Payments due by period ended	Fixed principal repayments	Variable principal repayments	Final payments*	Total principal payments
December 31, 2021	$132,003	$23,943	—	$155,946
December 31, 2022	100,823		—	100,823
December 31, 2023	83,594		$693,336	776,930
December 31, 2024	6,400		287,095	293,495
December 31, 2025	3,200		29,350	32,550
Total long-term debt	$326,020	$23,943	$1,009,781	$1,359,744

*
The final payments include the unamortized remaining principal debt balances under the 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, the Company is also subject to quarterly variable principal amortization based on actual free cash flows, which are included under “Final payments” in this table.

Accounting for the Restructuring Agreement
The Company performed an accounting analysis on a lender by lender basis to determine which accounting guidance applied to each of the amendments to its existing credit facilities as part of the 2018 Refinancing. The following guidance was used to perform the analysis:
(i)
As set forth in ASC 470-60, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” troubled debt restructuring (“TDR”) accounting is required when the debtor is experiencing financial difficulty and the creditor has granted a concession. A concession is granted when the effective borrowing rate on the restructured debt is less than the effective borrowing rate on the original debt. The application of TDR accounting requires a comparison of the recorded value of each debt instrument prior to restructuring to the sum of the undiscounted future cash flows to be received by a creditor under the newly restructured debt instrument. Interest expense in future periods is determined by the effective interest rate required to discount the newly restructured future cash flows to equal the recorded value of the debt instrument without regard to how the parties allocated these cash flows to principal and interest in the restructured agreement. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. In this instance, no future interest expense will be recorded on the affected facilities, as the adjusted recorded value and the undiscounted future cash flows are equal and the effective interest rate is zero.

(ii)
For lenders on which the Company concluded that the above changes to the terms of long-term debt do not constitute a troubled debt restructuring as no concession has been granted, the Company applied the guidance in ASC 470-50, Modifications and Extinguishments. The accounting treatment is determined by whether (1) the lender (creditor) remains the same and (2) terms of the new debt and original debt are substantially different. The new debt and the old debt are considered “substantially different” pursuant to ASC 470-50 when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt should be initially recorded at fair value, with the difference recognized as an extinguishment gain or loss.

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

Following the issuance of the shares of common stock, HSH and RBS were considered related parties. In 2020, HSH sold the shares of common stock of the Company. On October 12, 2020, the Company repurchased 2,517,013 shares from RBS. The fair value of the shares issued at the Closing Date are based on a Level 1 measurement of the share’s price, which was $23.8 (as adjusted for the 1-for-14 reverse stock split the Company effected on May 2, 2019) as of August 10, 2018.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Long-Term Debt, net (continued)
Modification and Extinguishment Accounting
Based on the accounting analysis performed, the Company concluded that:
(i)
As of the Closing Date, the outstanding balance for the Credit Suisse Facility, the Credit Suisse and Sentina portions of the New Club Facility and the Eurobank portion of the Citibank — Eurobank Facility was $173.5 million, $125.6 million and $7.2 million, respectively. The present value of the cash flows under the Credit Suisse facilities and Sentina portion of the New Club Facility and Eurobank portion of the Citibank — Eurobank Facility, as amended by the debt refinancing, were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing, and, as such, were accounted for the debt refinancing as a modification. Accordingly, no gain or loss was recorded and a new effective interest rate was established based on the carrying value of the long-term loan prior to the debt refinancing becoming effective and the revised cash flows pursuant to the debt refinancing, including the fair value of the shares issued to the lender as part of the amendment fees. Total amendment fees paid in cash and shares to the Credit Suisse Facility, New Club Facility and Eurobank portion of the Citibank — Eurobank Facility were $15.1 million, $10.9 million and $0.1 million, respectively, and are deferred over the life of the facilities and recognized through the new effective interest method.

(ii)
The present value of the cash flows for all of the Existing Citibank facilities amounting to $152.9 million plus the Citibank — New Money amounting to $325.9 million, was substantially different from the present value of the remaining cash flows under the terms of the original instrument prior to the debt refinancing, and, as such, accounted for the debt refinancing as an extinguishment. Accordingly, we derecognized the carrying value of the prior Citibank debt facilities and recorded the refinanced debt at fair value totaling $448.2 million. Total new fees of $49.5 million were recorded directly in the consolidated statement of operations under the gain on debt extinguishment in the year ended December 31, 2018. The fair value of the new Citibank facilities was determined by the Company through an independent valuation using an issue date, risk adjusted market interest rate of 7.15% per annum, similar to the market yield for unsecured high yield bonds to the shipping companies, and considered to be a Level 2 input in the ASC 820 fair value hierarchy.

The outstanding principal and related exit fee payable for the Deutsche Bank Facility, the EnTrustPermal portion of the Club Facility and the ABN Amro — Bank of America Merrill Lynch — Burlington Loan Management — National Bank of Greece Facility (“Other facilities”) totaling $450.8 million were extinguished with the proceeds from the Citibank — New Money amounting to $325.9 million and with corporate cash amounting to $12.0 million, resulting in a net gain on debt extinguishment of $89.3 million in the year ended December 31, 2018.
11. Related Party Transactions
Management Services:   Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the “Manager”), the Manager acts as the fleet’s technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels, (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company’s processes. The Company’s largest shareholder controls the Manager.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. Related Party Transactions (continued)
On August 10, 2018, the term of the Company’s management agreement with the Manager was extended until December 31, 2024. The Manager agreed to apply all or some of the amount of DIL’s unfulfilled obligations, if any, under the Backstop Agreement as a credit towards any fees payable by the Company to the Manager. Pursuant to the management agreement, the management fees are as follows for the years presented in the Consolidated Statements of Operations: i) a daily management fee of $850, ii) a daily vessel management fee of $425 for vessels on bareboat charter and iii) a daily vessel management fee of $850 for vessels on time charter. Additionally, the fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and the fee of 0.5% based on the contract price of any vessel bought and sold by the Manager on the Company’s behalf are due to the Manager.
Management fees in 2020 amounted to approximately $17.7 million (2019: $16.8 million, 2018: $16.8 million), which are presented under “General and administrative expenses” in the Consolidated Statements of Operations. Commissions to the Manager in 2020 amounted to approximately $5.7 million (2019: $5.3 million, 2018: $5.4 million), which are presented under “Voyage expenses” in the Consolidated Statements of Operations. Commission of 0.5% on the contract price of newly acquired vessels in 2020 amounting to $0.7 million was capitalized to the vessels cost for the year ended December 31, 2020.
The Company pays advances on account of the vessels’ operating expenses. These prepaid amounts are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $20.4 million and $20.5 million as of December 31, 2020 and 2019, respectively.
The Company employs its executive officers. The executive officers received an aggregate of €1.5 million ($1.8 million), €1.5 million ($1.7 million), €2.7 million ($3.2 million), including cash bonuses aggregating €1.2 million ($1.4 million) in cash compensation for the years ended December 31, 2020, 2019 and 2018, respectively. An amount of $0.2 million was due to executive officers and is presented under “Accounts payable” in the Consolidated Balance Sheets as of December 31, 2020 and December 31, 2019. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $1.0 million, $3.6 million and $1.0 million in the years ended December 31, 2020, 2019, and 2018, respectively.
Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2020, 2019 and 2018 the Company paid premiums to The Swedish Club of $4.3 million, $4.4 million and $3.9 million, respectively, which are presented under “Vessel operating expenses” in the Consolidated Statements of Operations. As of December 31, 2020 and 2019, the Company did not have any outstanding balance to The Swedish Club.
12. Taxes
Under the laws of the countries of the Company’s ship owning subsidiaries’ incorporation and/or vessels’ registration, the Company’s ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included under “Vessel operating expenses” in the accompanying Consolidated Statements of Operations.
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
All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
12. Taxes (continued)
companies satisfied the more than 50% beneficial ownership requirement for 2020. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company’s shareholder composition and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.
13. Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.
Interest Rate Risk:   Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 10, “Long-term Debt, net”.
Concentration of Credit Risk:   Financial instruments that are potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 14, “Operating Revenue”, for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.
Fair Value:   The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.
Interest Rate Swaps:   The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million, $3.6 million and $3.7 million was reclassified into earnings for the years ended December 31, 2020, 2019 and 2018, respectively, representing amortization over the depreciable life of the vessels. Additionally, the Company recognized accelerated amortization of these deferred realized losses of nil, nil and $1.4 million in connection with the impairment

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. Financial Instruments (continued)
losses recognized on the respective vessels for the years ended December 31, 2020, 2019 and 2018, respectively. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.
Fair Value of Financial Instruments
The estimated fair values of the Company’s financial instruments are as follows:
	As of December 31, 2020		As of December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$65,663	$65,663	$139,170	$139,170
ZIM notes	$43,559	$43,559	$20,078	$20,078
HMM notes	$19,328	$19,328	$11,377	$11,377
Long-term debt, including current portion	$1,368,100	$1,368,100	$1,423,812	$1,423,812
The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020 (in thousands):
	Fair Value Measurements as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$43,559	$—	$43,559	$—
HMM notes(1)	$19,328	$—	$19,328	$—
The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020 (in thousands):
	Fair Value Measurements as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,368,100	$—	$1,368,100	$—
The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019:
	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$20,078	$—	$20,078	$—
HMM notes(1)	$11,377	$—	$11,377	$—

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. Financial Instruments (continued)
The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019:
	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,423,812	$—	$1,423,812	$—

(1)
The fair value is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available.

(2)
Long-term debt, including current portion is presented gross of deferred finance costs of $25.1 million and $33.5 million as of December 31, 2020 and December 31, 2019, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its credit risk and does not include amounts related to the accumulated accrued interest.

14. Operating Revenue
Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:
Charterer	2020	2019	2018
CMA CGM	36%	36%	35%
HMM Korea	24%	24%	24%
YML	8%	13%	16%
15. Operating Revenue by Geographic Location
Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):
Continent	2020	2019	2018
Australia – Asia	$203,991	$222,328	$255,476
Europe	242,704	211,312	196,880
America	14,899	13,604	6,376
Total Revenue	$461,594	$447,244	$458,732
16. Commitments and Contingencies
On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company’s vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Commitments and Contingencies (continued)
according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2020 and 2019.
There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.
See Note 4 “Fixed Assets, Net” for buyback obligation related to the sale and leaseback arrangement.
17. Stock Based Compensation
As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.
On September 14, 2018, the Company granted 298,774 shares (4,182,832 shares before the 1-for-14 reverse stock split) of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. Additionally, on May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020, 714 shares were forfeited and 66,174 restricted shares are scheduled to vest on December 31, 2021. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. 215,562 shares and 216,276 shares of restricted stock are issued and outstanding as of December 31, 2020 and December 31, 2019, respectively.
The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.
The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in common stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2020, 2019 and 2018, none of the directors elected to receive shares as compensation.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
18. Stockholders’ Equity
In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.
In December 2019, the Company completed the sale of 9,418,080 shares of common stock in the public offering raising aggregate proceeds net of underwriting discounts of $54.4 million, including an investment of approximately $17.3 million by DIL. Additionally the Company incurred approximately $0.9 million of related share issuance costs.
On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.
Our largest stockholder DIL contributed $10 million to the Company in connection with the consummation of the Refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.
Additionally, on August 10, 2018, in connection with this debt refinancing, the Company issued 7,095,877 shares new shares of common stock to certain of the Company’s lenders, which represented 47.5% of the outstanding common stock immediately after this issuance.
On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. Additionally, on May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020, 714 shares were forfeited and 66,174 restricted shares are scheduled to vest on December 31, 2021. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. 215,562 shares and 216,276 shares of restricted stock are issued and outstanding as of December 31, 2020 and December 31, 2019, respectively.
As of December 31, 2020, 24,788,598 shares were issued and 20,449,327 shares were outstanding and as of December 31, 2019, the shares issued and outstanding were 24,789,312. As of December 31, 2020, 4,339,271 shares were held as Treasury shares. Under the Articles of Incorporation as amended on September 18, 2009, the Company’s authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.
During 2020, 2019 and 2018, the Company did not declare any dividends. The Company was not permitted to pay cash dividends under the terms of the 2018 debt refinancing until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied.
In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the 2011 bank agreement with its lenders and the January 2011 credit facilities to purchase, solely on a cashless exercise

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
18. Stockholders’ Equity (continued)
basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants expired on January 31, 2019.
19. Earnings/(Loss) per Share
The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended December 31 (in thousands):
	2020	2019	2018
Numerator:
Net income/(loss)	$153,550	$131,253	$(32,936)
Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	23,589	15,835	10,623
Effect of dilutive securities:
Share based compensation	216	386	—
Diluted weighted average common shares outstanding	23,805	16,221	10,623
The issued and outstanding 15,000,000 warrants to purchase shares of the Company’s common stock (on a pre-split basis), which expired in January 2019, were excluded from the diluted earnings/(loss) per share for the years ended December 31, 2019 and 2018, because they were antidilutive. The unvested restricted shares were also excluded from the diluted earnings/(loss) per share for the year ended December 31, 2018, because they were antidilutive.
Basic and diluted earnings per share amount related to the gain on debt extinguishment of $116.4 million recorded on the debt refinancing in the year ended December 31, 2018 (see Note 10) are $10.95 ($0.78 before the 1-for-14 reverse stock split).
20. Subsequent Events
On February 4, 2021, the Company announced the pricing of its offering of $300 million of 8.500% senior unsecured notes due in 2028. The Company intends to use the net proceeds from the offering, together with a new $815 million senior secured credit facility and a new $135 million sale leaseback arrangement, to implement a $1.25 billion refinancing of a substantial majority of its outstanding senior secured indebtedness. The notes offering closed on February 11, 2021 and the net proceeds of the notes offering were placed in an escrow account until the completion of the debt refinancing. The Company will be required to use the escrowed net proceeds, together with cash on hand, to redeem the notes at par, plus accrued and unpaid interest to but excluding the redemption date, if the refinancing is not completed by August 9, 2021. The $815 million senior secured credit facility remains subject to negotiation and entry into definitive documentation, and the transactions contemplated thereby, and by the $135 million sale leaseback arrangement, remain subject to customary closing conditions.
On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. The Company currently owns 10,186,950 ordinary shares of ZIM, which shareholding interest was valued at $203.1 million as of February 26, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date, and recorded at a book value of $75 thousands as of December 31, 2020.
On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of common benefit claim applied to the unpaid charter hires plus other outstandings and interest for the period from the date of Hanjin Shipping’s filing for bankruptcy until the termination notices for each respective charterparty.

DANAOS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. Subsequent Events (continued)
On February 12, 2021, the Board and the Compensation Committee granted an aggregate of 110,000 fully vested shares of common stock to our executive officers and independent directors and 40,000 shares, which may be subject to vesting of up to three years, were approved for future issuance to employees of our Manager under our Amended and Restated 2006 Equity Compensation Plan.