Form 20-F
period 2021-12-31
Danaos Corp
filed 2022-03-03
CIK 1369241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2021, there were 20,716,738 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☒ Yes ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

●	future operating or financial results;
●	the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;
●	pending acquisitions and dispositions, business strategies and expected capital spending;
●	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
●	general market conditions and container shipping market trends, including charter rates, vessel values and factors affecting supply and demand;
●	our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service or refinance our outstanding indebtedness;
●	performance by our charterers of their obligations;
●	the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;
●	our ability to obtain financing in the future to fund acquisitions and other general corporate activities;
●	our continued ability to enter into multi-year, fixed-rate period charters with our customers;
●	our ability to leverage to our advantage our manager’s relationships and reputation in the containership shipping sector of the international shipping industry;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—Risk Factors” of this annual report.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “potential,” “may,” “plan,” “project,” “predict,” and “should” and similar expressions as they relate to us are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. We may also from time to time make forward-looking statements in our periodic reports that we file with the U.S. Securities and Exchange Commission (“SEC”) other information sent to our security holders, and other written materials. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully in “Item 3. Key Information—Risk Factors” and in our other filings with the SEC. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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

All data regarding our fleet and the terms of our charters is as of February 28, 2022. As of February 28, 2022, we owned 71 containerships aggregating 436,589 TEU in capacity. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in this annual report give effect to this reverse stock split.

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of December 31, 2021:

●	on an actual basis; and
●	on an as adjusted basis to reflect, in the period from January 1, 2022 to February 28, 2022, scheduled debt repayments under the $815 Million Senior Secured Credit Facility amounting to $20.4 million, $10.7 million related to our leasing obligations, $0.8 million related to Eurobank facility and $0.5 million related to our SinoPac senior secured credit facility.

Other than as described above, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2022 and February 28, 2022.

	As of December 31, 2021
	Actual	As Adjusted

	(US Dollars in thousands)
Capitalization
Debt:
Total debt(1) (2)	$1,378,496	$1,346,133
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,056,009 shares issued and 20,716,738 outstanding actual and as adjusted (3)	207	207
Additional paid-in capital(3)	770,676	770,676
Accumulated other comprehensive loss	(71,455)	(71,455)
Retained earnings(4)	1,388,595	1,388,595
Total stockholders’ equity	2,088,023	2,088,023
Total capitalization	$3,466,519	$3,434,156
(1)	Long-term debt excludes accumulated accrued interest of $30.3 million outstanding as of December 31, 2021. All of the indebtedness reflected in the table is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($77.8 million on an actual basis) and leasing obligations of our subsidiaries ($226.5 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($774.3 million on an actual basis) and Senior Notes due 2028 ($300.0 million on an actual basis). See Note 5 “Fixed Assets, net & Right-of-use Assets” and Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this annual report.
(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $10.0 million and $32.5 million, respectively.
(3)	Actual and as adjusted issued and outstanding common stock include 19,300 shares of restricted stock, which are scheduled to vest on December 31, 2022, subject to satisfaction of the vesting terms.
(4)	Does not reflect dividend of $0.75 per share of common stock declared amounting to $15.5 million, which was paid on February 28, 2022 to holders of record as of February 17, 2022.

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS

Risk Factor Summary

An investment in our common stock is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Inherent in Our Business

●	Our profitability and growth depend on the demand for containerships and global economic conditions, and charter rates for containerships may experience volatility or decline.
●	The impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing.
●	The volatile container shipping market and difficulty finding profitable charters for our vessels.
●	The failure of our counterparties to meet their obligations under our charter agreements.
●	The loss of one of the limited number of customers that account for a large part of our revenues.
●	Global economic conditions, and the impact on consumer confidence and consumer spending.
●	Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
●	A decrease in the level of export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers’ business and could cause a material adverse impact on our business, financial condition, results of operations and cash flows.
●	Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition.
●	Containership values, which until recently had been at low levels for a prolonged period of time, may fluctuate substantially and again decline. Depressed vessel values could cause us to incur impairment charges.
●	The value of our in investment in ZIM ordinary shares may fluctuate substantially, and affect our results of operations.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.
●	The aging of our fleet may result in increased operating costs in the future.
●	Increased competition in technology could reduce our charter hire income and our vessels’ values.
●	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.
●	Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

Risks Related to our Financing Arrangements

●	Our ability to comply with various financial and collateral covenants in our credit facilities and other financing arrangements.
●	Substantial debt levels could limit our flexibility to obtain additional financing and our ability to service our outstanding indebtedness will depend on our future operating performance.
●	The terms of the $300 million aggregate principal amount of 8.500% Senior Notes due 2028 (the “Senior Notes”) issued by Danaos Corporation on February 11, 2021 contain covenants limiting our financial and operating flexibility.
●	Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
●	We are exposed to volatility in, and related to the phasing out of, LIBOR and to exchange rate fluctuations.
●	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Environmental, Regulatory and Other Industry Related Risks

●	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
●	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.
●	Uncertainties related to compliance with sanctions and embargo laws.
●	Governments could requisition our vessels during a period of war or emergency, maritime claimants could arrest our vessels and we may be impacted by terrorist attacks or acts of piracy or have contraband smuggled onto our vessels.
●	Our insurance may be insufficient to cover losses due to the shipping industry’s operational risks.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

Risks Relating to Our Key Employees and Our Manager

●	Our business depends upon certain employees who may not necessarily continue to work for us.
●	The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.
●	We depend on our Manager to operate our business. Our Manager is a privately held company about which there is little publicly available information.

Risk Related to Investment in a Marshall Islands Corporation

●	We are a Marshall Islands corporation, which jurisdiction does not have well-developed corporate laws. It also may be difficult to enforce service of process or judgments against us, our officers and directors.

Tax Risks

●	We may have to pay tax on U.S.-source income or become a passive foreign investment company.

Risks Inherent in Our Business

Our profitability and growth depend on the demand for containerships and global economic conditions, and the impact of consumer confidence and consumer spending on containerized shipping volume and charter rates. Charter hire rates for containerships may experience volatility or decline, which would, in turn, adversely affect our profitability.

The ocean-going container shipping industry, from which we derive all of our revenues, is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including the level of global trade, including exports from China to Europe and the United States, resulting demand for the seaborne transportation of containerized cargoes and containership capacity. After reaching highs in 2005, containership charters declined severely in 2008 and 2009 due to the effects of the economic crisis and generally remained weak until the second half of 2020, since which time there has been robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The benchmark rates have increased in all quoted size sectors, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008, $24,600 at the end of December 2020 and at an all-time high of $100,000 at the end of 2021. Variations in containership charter rates, which may again decline to low levels, result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy, including due to events such as the coronavirus variant outbreaks, and disruptions in the credit markets or changes in consumer preferences may again reduce demand for products shipped in containers and, in turn, containership capacity.

Factors that influence demand for containership capacity include:

●	supply and demand for products suitable for shipping in containers;
●	changes in global production of products transported by containerships;
●	the distance that container cargo products are to be moved by sea;
●	the globalization of manufacturing;
●	global and regional economic and political conditions;
●	developments in international trade;
●	changes in seaborne and other transportation patterns, including changes in the distances over which containerized cargoes are transported and steaming speed of vessels;
●	environmental and other regulatory developments; and
●	currency exchange rates.

Factors that influence the supply of containership capacity include:

●	the number of new building deliveries;
●	the scrapping rate of older containerships;
●	the price of steel and other raw materials;
●	changes in environmental and other regulations that may limit the useful life of containerships;
●	the number of containerships that are out of service; and

●	port congestion.

Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. In addition, a change in consumer behavior that results in reduced purchases of goods in connection with any easing of the pandemic, or otherwise, could have a similar effect. Any such decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. Such decreases in recent years, led to declines in charter rates and vessel values in the containership sector and increased counterparty risk associated with the charters for our vessels, including defaults by certain of our customers.

Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2022, the charters for 7 of our vessels (excluding two vessels, which we agreed to sell in 2022) expire in 2022. If the charter market has weakened when our vessels’ charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates.

We may have difficulty securing profitable employment for our vessels in the containership market.

Of our 71 vessels, as of February 28, 2022, 7 of our vessels (excluding two vessels, which we agreed to sell in 2022) are employed on time charters expiring in 2022. Depending on the state of the containership charter market when we are seeking to employ these vessels, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our revenues from the payment of charter hire by our charterers. Each of our 71 containerships is currently employed under time or bareboat charters with 17 liner companies, with 72% of our revenues in 2021 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

●	the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;
●	the charterer exercises certain specific limited rights to terminate the charter;
●	we do not take delivery of any newbuilding containership we may contract for at the agreed time; or
●	the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

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

The time charters on which we deploy our containerships may provide for charter rates that are above market rates prevailing at any particular time. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry and the overall financial condition of the counterparty. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates, particularly if weaker charter markets are then prevailing.

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

Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, HMM, Yang Ming, MSC and ZIM have represented substantial amounts of our revenue. In 2021, approximately 72% of our operating revenues were generated by six customers, including 30% from CMA CGM and 17% from HMM, and in 2020 approximately 88% of our operating revenues were derived from six customers. As of February 28, 2022, we have charters for fifteen of our vessels with CMA CGM, for eight of our vessels with each of MSC and COSCO, for six of our vessels with each of Maersk and ZIM, for five of our vessels with each of OOCL and HMM, for four of our vessels with ONE, for three of our vessels with each of Yang Ming and Hapag Lloyd, for two of our vessels with PIL and for one of our vessels with each of TS Lines, KMTC, Niledutch, Samudera, SITC and Evergreen. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, as was the case with Hanjin Shipping and HMM in 2016 for instance, due to financial pressure on these liner companies from any significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.

Containership values may again experience significant declines and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges for our vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

Containership market values can fluctuate substantially over time, and may again experience significant declines as they have in past years, due to a number of different factors, including:

●	prevailing economic conditions in the markets in which containerships operate;
●	changes in and the level of world trade;
●	the supply of containership capacity;
●	prevailing charter rates; and
●	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

As of December 31, 2018 and December 31, 2016, we recorded an impairment loss of $210.7 million and $415.1 million, respectively, for our older vessels, and we have incurred impairment charges in prior years as well. In the future, if the market values of our vessels or other assets again experience deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The value of our in investment in ZIM ordinary shares may fluctuate substantially, which may increase the volatility of our earnings.

The trading price of ZIM’s ordinary shares on the NYSE and the corresponding value of our investment in ZIM ordinary shares, which was recorded in our balance sheet at $423.0 million as of December 31, 2021, may continue to fluctuate, as it has since ZIM’s initial public offering in January 2021, or decline substantially due to factors affecting the container shipping industry generally or ZIM specifically, which are outside of our control. For the year ended December 31, 2021, we recognized $543.65 million of gain on ZIM ordinary shares, of which $422.97 million was an unrealized gain related to the 7,186,950 ZIM ordinary shares that we continue to hold as of February 28, 2022, and received dividends on these shares amounting to $34.34 million (before income taxes on such dividends). We recognize all fluctuations in the fair value of our investment in ZIM ordinary shares in our consolidated statements of income, which may increase the volatility of our earnings. In addition, there can be no assurance that ZIM will continue to pay dividends or at what price we will be able to sell any ZIM ordinary shares which we elect to sell in the future, and therefore the amount of net proceeds received by us from our investment.

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

The COVID-19 pandemic and the global response thereto has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. The severe impact of the pandemic on global economic activity resulted in a global recession and negatively affected global demand for the seaborne transportation of containerized cargoes in the first half of 2020, before demand recovered in the second half of 2020. If such conditions persist and again negatively affect demand for seaborne transportation of containerized cargoes, it could have a material adverse effect on our ability to secure charters at profitable rates, in a timely fashion without a period of off-hire, or at all, particularly for our vessels with charters expiring in 2022, as demand for additional charters could be significantly affected. Of our 71 vessels as of February 28, 2022, 7 vessels, 5 of which are below 6,500 TEU in capacity, are employed on time charters expiring in 2022. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time, but may again decline, including if the negative impact of the pandemic on global economic activity persists for longer than anticipated or its easing impacts demand for the shipment of containerized goods due to shifts in consumer behavior or otherwise. Containerized trade was estimated to have increased by 6.5% in 2021 after it declined by 3.0% in 2020 compared to an estimated increase in global gross domestic product (“GDP”) of 5.9% in 2021, reflecting the effects of partial recovery from the COVID-19 pandemic. In general, container trade is correlated with global GDP, with container trade growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, due to an extended period of COVID-19 related restrictions or otherwise, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline.

These factors could also have a material adverse effect on the business of our liner company charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant reductions in revenue and earnings, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants in, or refinance, our credit facilities.

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

Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, as it did in the first half of 2020, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

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

Global economic conditions impact worldwide demand for various goods and, thus, container shipping. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world’s fastest growing economies in recent years, can have a significant impact on the demand for container shipping. However, if China’s pace of growth declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, or “EU”, and thus, may negatively impact container shipping demand. For example, the introduction of tariffs on selected imported goods mainly from Asia has provoked retaliatory measures from the affected countries, including China, which may create impediments to trade. Risks remaining from the recent recovery in Europe, including the possibility of sovereign debt defaults by EU member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for eight of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

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

In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China. These policy pronouncements created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Tensions over trade and other matters remain high between the U.S. and China, and it is currently unclear what policies the current U.S. administration will pursue. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China.

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

Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remained at relatively low levels for a prolonged period from the onset of the global economic crisis of 2008 and 2009 until the second half of 2020. Consequently, during this period, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, before increasing alongside cargo volume and freight rates since the second half of 2020.

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

While the size of the containership order book has declined from the historic highs reached in mid-2008, it increased in 2021 and at the end of 2021 newbuilding containerships representing approximately 23% of the existing global fleet capacity at that time, and a higher percentage of large containerships. Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with any decline in the level of demand for the seaborne transport of containers, could negatively affect charter rates, which continued liner company consolidation may accentuate. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the charter rate environment is weak when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, such as the vessels we acquired in 2020 and 2021. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, during the downturn in the containership charter market, other containership owners chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

●	shipping industry relationships and reputation for customer service and safety;
●	container shipping experience and quality of ship operations (including cost effectiveness);

●	quality and experience of seafaring crew;
●	the ability to finance containerships at competitive rates and financial stability in general;
●	relationships with shipyards and the ability to get suitable berths;
●	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
●	competitiveness of the bid in terms of overall price.

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

Delays in the delivery of any newbuilding containerships we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under any arranged time charters and could result in the cancellation of such time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of any newbuilding containership could also be delayed because of, among other things:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

●	quality or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	lack of raw materials;
●	bankruptcy or other financial crisis of the shipyard building the vessel;
●	our inability to obtain requisite financing or make timely payments;
●	a backlog of orders at the shipyard building the vessel;
●	hostilities or political or economic disturbances in the countries where the containerships are being built;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	our requests for changes to the original vessel specifications;
●	requests from the liner companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and container shipping demand;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	our inability to obtain requisite permits or approvals; or
●	a dispute with the shipyard building the vessel.

The shipbuilders with which we contract for any newbuilding may be affected by instability in the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under any newbuilding contracts we enter into, which would be banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, in weak market conditions may be unable or unwilling to meet their obligations under their refund guarantees. If shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our financing arrangements.

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

To the extent market conditions warrant and we are able to obtain sufficient financing for such purposes, we intend to grow our business by ordering newbuilding containerships and through selective acquisitions of additional vessels. Future growth will primarily depend on:

●	locating and acquiring suitable vessels;
●	identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;
●	enlarging our customer base;
●	developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

●	managing any expansion;
●	the operations of the shipyard building any newbuilding containerships we may order; and
●	obtaining required financing on acceptable terms.

During periods in which charter rates are high, vessel values generally are high as well, as is the case currently, and it may be difficult to acquire vessels at favorable prices at those times. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth efforts.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and pay dividends to our stockholders.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries, including the subsidiaries that hold our investment in ZIM ordinary shares. As a result, our ability to pay our contractual obligations and pay dividends to our stockholders in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by our financing arrangements, a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. Any limitations on our ability to receive cash from our subsidiaries may negatively affect our cash flows and ability to pay dividends to our stockholders.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes, including the payment of dividends to our stockholders.

Maintenance capital expenditures include capital expenditures associated with modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our existing fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards. Significant capital expenditures, including to maintain the operating capacity of our fleet, may reduce the cash available for other purposes, including the payment of dividends to our stockholders.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings and cash flows.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Our current fleet of 71 containerships had an average age (weighted by TEU capacity) of approximately 13.3 years as of December 31, 2021, and we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as more fuel efficient perform as promoted or containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our results of operations.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2021, we incurred approximately 24.0% of our vessels’ expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

Risks Related to our Financing Arrangements

Containership charter rates and vessel values may affect our ability to comply with various financial and collateral covenants in our credit facilities, and are financing arrangement impose operating and financial restrictions on us.

Our credit facilities and other financing arrangements, which are secured by, among other things, mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities.” Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Low containership charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to financial pressure on these liner companies from weak demand for the seaborne transport of containerized cargo or otherwise, may adversely affect our ability to comply with these covenants. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise.

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

In addition, our credit facilities, and any future credit facility we enter into likely will, impose operating and financial restrictions on us and our subsidiaries, including relating to incurrence of debt and liens, making acquisitions and investments and paying dividends on or repurchasing our stock. Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities or pay dividends on our shares.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

We have aggregate principal amount of indebtedness, including leaseback obligations, outstanding of $1.4 billion, as of December 31, 2021. In addition, we may seek to incur substantial additional indebtedness, as market conditions warrant, to grow our fleet to the extent that we are able to obtain such financing. This level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;
●	we will need to use a substantial portion of our free cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for future business opportunities;
●	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
●	our debt level may limit our flexibility in responding to changing business and economic conditions.

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

Covenants contained in the documentation relating to the Senior Notes restricts our ability and the ability of our subsidiaries to, among other things:

●	pay dividends, make distributions, redeem or repurchase equity interests and make certain other restricted payments or investments;
●	incur additional indebtedness or issue certain equity interests;
●	merge, consolidate or sell all or substantially all of our assets;
●	issue or sell capital stock of some of our subsidiaries;
●	create liens on assets; and
●	enter into certain transactions with affiliates or related persons.

All of these limitations are subject to limitations, exceptions and qualifications. These restrictive covenants could limit our ability to pursue our growth plan, restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions. We may enter into additional financing arrangements in the future which could further restrict our flexibility. Any defaults of covenants contained in the Senior Notes may lead to an event of default under the Senior Notes and the indenture and may lead to cross-defaults under our other indebtedness.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

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

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, or other Environmental Social Governance (ESG) standards required by lenders or investors, the availability and cost of bank or other financing for such vessels may be adversely affected.

We are exposed to volatility in LIBOR.

Loans advanced under our credit facilities are, generally, advanced at a floating rate based on LIBOR, which has increased recently, after a long period of relative stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates were at historically low levels for an extended period of time and may continue to increase from these low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and phasing out of LIBOR may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

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

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. On November 30, 2020 the administrator of LIBOR, ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors, including three-month LIBOR which most of our loan agreements are based on, on June 30, 2023. The Secured Overnight Financing Rate, or “SOFR”, has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. Dollar LIBOR. It is not possible currently to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected which may adversely affect our results of operations.

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

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. For example, in 2021 the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

In 2021, 2020 and 2019, no vessels operated by us made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. We may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. Events in the Middle East and North Africa, including Egypt and Syria, and the conflicts in Iraq, Syria and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance. The developing conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, could affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol, and trade patterns involving ports in the Black Sea or Russia.

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

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	environmental accidents;
●	grounding, fire, explosions and collisions;
●	cargo and property losses or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions;
●	work stoppages or other labor problems with crew members serving on our vessels, substantially all of whom are unionized and covered by collective bargaining agreements; and
●	piracy.

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

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels’ hull and machinery from, among other things, contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities, and (iii) protection and indemnity (“P&I”) insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property (except where such cover is provided in the hull and machinery policy), pollution arising from oil or other substances and salvage, towing and other related costs.

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

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

●	renew existing charters upon their expiration;
●	obtain new charters;
●	successfully interact with shipyards during periods of shipyard construction constraints;
●	obtain financing on commercially acceptable terms or at all;
●	maintain satisfactory relationships with our charterers and suppliers; or
●	successfully execute our business strategies.

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

We may not continue to pay dividends on our common stock, particularly if market conditions change.

We reinstated quarterly cash dividend payments on our common stock in 2021; however, there can be no assurance that we will pay dividends or as to the amount of any dividend. Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under our credit facilities, we are permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial covenants applicable to the obligors thereunder. In addition, we are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. We cannot assure you that we will continue to pay dividends in the future or the amounts of any such dividends.

Future issuances of equity and equity related securities may result in significant dilution and could adversely affect the market price of our common stock.

We may seek to sell shares in the future to satisfy our capital and operating needs and to finance further growth we may have to issue additional shares of common or preferred stock in addition to any additional debt we may incur. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. We cannot predict the effect that future sales of our common stock or other equity related securities would have on the market price of our common stock.

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

Certain of our major stockholders may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which is affiliated with our Chief Executive Officer, owns approximately 39.0% of our outstanding shares of common stock as of February 28, 2022. There may be real or apparent conflicts of interest with respect to matters affecting such stockholders and their affiliates whose interests in some circumstances may be adverse to our interests.

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

These provisions:

●	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;
●	provide for a classified board of directors with staggered, three-year terms;
●	prohibit cumulative voting in the election of directors;
●	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding stock entitled to vote for those directors;
●	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;
●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
●	restrict business combinations with interested stockholders.

In addition, a “Change of Control”, as defined our Citi/NatWest $815 million Senior Secured Credit Facility, will give rise to a mandatory prepayment in full of our Citi/NatWest $815 million Senior Secured Credit Facility. See “Item 5. Operating and Financial Review and Prospects—Citi/NatWest $815 million Senior Secured Credit Facility.” In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Senior Notes.”

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

While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2021. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

Item 4.Information on the Company

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

Our Company’s long history in the shipping industry dates back to the 1960s. Our largest stockholder is DIL, an entity affiliated with our Chief Executive Officer, Dr. John Coustas. Dimitris Coustas, the father of Dr. Coustas, first invested in shipping in 1963 and founded our Manager, in 1972. Since that time it has continuously provided seaborne transportation services under the management of the Coustas family. After assuming management of our company in 1987, Dr. Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry and grown our fleet from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 71 containerships aggregating 436,589 TEUs as of February 28, 2022.

Danaos Corporation completed its initial public offering and was publicly listed on the New York Stock Exchange in October 2006. In August 2010, we completed a sale of $200 million of common stock, and in 2015 formed our Gemini joint venture. In August 2018, we consummated a comprehensive debt refinancing, which resulted in, among other things, a $551.0 million reduction in our debt. In November 2019, we completed a public offering of our common stock for gross proceeds of $56.5 million, including a significant investment by DIL and the Coustas family. In October 2020 we repurchased 4,339,271 shares of common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. In February 2021, we sold $300 million of 8.50% senior unsecured notes due 2028 and used the proceeds therefrom, together with proceeds from a new $815 million senior secured credit facility with a four-year term and a new $135 million sale and leaseback arrangement, to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness in April 2021. On July 1, 2021 we exercised our option to acquire the remaining 51% equity interest in Gemini. See “Item 5. Operating and Financial Review and Prospects.”

Danaos Corporation operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta, the Republic of the Marshall Islands and Singapore, all of which are wholly owned by Danaos Corporation and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of February 28, 2022 and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 28, 2022, we had a fleet of 71 containerships aggregating 436,589 TEUs.

Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2022, these customers included CMA-CGM, Hyundai Merchant Marine (“HMM”), MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Evergreen, KMTC, Niledutch, Samudera, SITC and TS Lines.

As of December 31, 2021, the average remaining duration of the charters for our 71 containerships was 4.0 years (weighted by aggregate contracted charter hire). As of December 31, 2021, these contracts are expected to provide total contracted revenues of approximately $2.85 billion during their fixed terms, which expire between 2022 and 2028. Our charters have initial terms ranging up to 18 years, which provide us with stable cash flows and high utilization rates. Our fleet ranges in size from 2,200–13,100 TEU, providing us flexibility to serve the diverse needs of our customers.

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

We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2022, our containership fleet was comprised of sixty-nine containerships deployed on time charters, seven of which are scheduled to expire in 2022 (excluding two vessels, which we agreed to sell in 2022) and two containerships deployed on bareboat charters. The average age (weighted by TEU) of the 71 vessels in our containership fleet was approximately 13.4 years as of February 28, 2022. As of December 31, 2021, the average remaining duration of the charters for our containership fleet was 4.0 years (weighted by aggregate contracted charter hire).

Characteristics

The table below provides additional information, as of February 28, 2022, about our fleet of 71 cellular containerships.

	Year	Size	Expiration of		Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)	Rate (3)	Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Smart	2012	13,100	May 2024	HMM	May 2024	$64,918	+ 3 years	$60,418
Hyundai Respect(5)	2012	13,100	March 2024	HMM	March 2024	$64,918	+ 3 years	$60,418
Hyundai Honour(5)	2012	13,100	February 2024	HMM	February 2024	$64,918	+ 3 years	$60,418
Express Rome	2011	10,100	May 2022	Hapag Lloyd	May 2022	$28,000	+ 10 up to 14 months	$29,000
							+ 10 up to 14 months	$30,000
Express Berlin	2011	10,100	June 2023	Yang Ming	June 2023	$27,750	+ 3 months	$27,750
Express Athens	2011	10,100	May 2022	Hapag Lloyd	May 2022	$28,000	+ 10 up to 14 months	$29,000
							+ 10 up to 14 months	$30,000
Le Havre	2006	9,580	June 2028	MSC	August 2023	$23,000
				Confidential (10)	June 2028	$58,500	+4 months	$58,500
Pusan C	2006	9,580	May 2028	MSC	July 2023	$23,000
				Confidential (10)	May 2028	$58,500	+4 months	$58,500
Bremen	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000	+4 months	$56,000
C Hamburg	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000	+4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2022	$28,000
					May 2026	$47,500	+ 4 months	$47,500
Belita (8)	2006	8,533	July 2026	CMA CGM	February 2022	$25,000
					July 2026	$45,000	+ 6 months	$45,000
Charleston	2005	8,533	February 2026	RCL	February 2022	$30,000
				PIL	February 2026	$47,500	+ 4 months	$47,500
CMA CGM Melisande (5)	2012	8,530	May 2024	CMA CGM	November 2023	$43,000	+ 6 months	$43,000
					May 2024 / November 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Attila (5)	2011	8,530	October 2023	CMA CGM	April 2023	$43,000	+ 6 months	$43,000
					October 2023 / April 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Tancredi (5)	2011	8,530	November 2023	CMA CGM	May 2023	$43,000	+ 6 months	$43,000
					November 2023 / May 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Bianca (5)	2011	8,530	January 2024	CMA CGM	July 2023	$43,000	+ 6 months	$43,000
					January 2024 / July 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Samson (5)	2011	8,530	March 2024	CMA CGM	September 2023	$43,000	+ 6 months	$43,000
					March 2024 / September 2024	at market (6)	+ 6 months	at market (6)
America	2004	8,468	April 2028	MSC	June 2023	$22,000
				Confidential (10)	April 2028	$56,000	+ 4 months	$56,000
Europe	2004	8,468	May 2028	MSC	July 2023	$22,000
				Confidential (10)	May 2028	$56,000	+ 4 months	$56,000
Phoebe	2005	8,463	August 2026	ONE	August 2022	$24,000
				PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000	+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	CMA CGM	April 2022	$110,000
				Confidential (10)	March 2027	$55,000	+ 2 months	$55,000
CMA CGM Musset	2010	6,500	October 2022	CMA CGM	April 2022	$34,350
					October 2022	at market (6)	+ 6 months	at market (6)
CMA CGM Nerval	2010	6,500	December 2022	CMA CGM	June 2022	$34,350
					December 2022	at market (6)	+ 6 months	at market (6)
CMA CGM Rabelais	2010	6,500	February 2023	CMA CGM	August 2022	$34,350
					February 2023	at market (6)	+ 6 months	at market (6)
CMA CGM Racine	2010	6,500	March 2023	CMA CGM	September 2022	$34,350
					March 2023	at market (6)	+ 6 months	at market (6)
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890 (7)	+ 8 months	$26,890 (7)
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890 (7)	+ 8 months	$26,890 (7)
Leo C (8)	2002	6,422	August 2022	MSC	August 2022	$18,000	+ 4 months	$18,000
Catherine C (8)	2001	6,422	November 2022	MSC	November 2022	$18,000
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	January 2023	$20,000	+ 3 months	$20,000
							+ 12 months	$21,500
Zim Savannah (ex Performance)	2002	6,402	May 2024	ZIM	May 2024	$36,000	+ 6 months	$36,000
Kota Lima(ex Genoa) (5) (8)	2002	5,544	November 2024	PIL	November 2024	$39,999	+ 4 months	$39,999
							+ 10 up to 14 months	$27,500
							+ 10 up to 12 months	$24,000
Suez Canal (5) (8)	2002	5,610	March 2023	TS Lines	March 2023	$30,000	+ 4 months	$30,000
Wide Alpha (9)	2014	5,466	March 2024	ONE	March 2024	$18,500	+ 3 months	$18,500
Wide Bravo (9)	2014	5,466	June 2025	Maersk	June 2022	$19,500
				Confidential (10)	June 2025	$55,500	+ 4 months	$55,500
Maersk Euphrates (9)	2014	5,466	April 2024	Maersk	April 2024	$17,500	+ 4 months	$17,500

Wide Hotel (9)	2015	5,466	May 2024	ONE	May 2024	$18,500	+ 3 months	$18,500
Wide India (9)	2015	5,466	September 2025	Maersk	October 2022	$19,500
				Confidential (10)	September 2025	$53,500	+4 months	$53,500
Wide Juliet (9)	2015	5,466	June 2023	ONE	June 2023	$19,950	+ 3 months	$19,950
Rio Grande	2008	4,253	November 2024	OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
ZIM Sao Paolo	2008	4,253	February 2023	ZIM	February 2023	$21,150	+ 4 months	$21,150
							+ 13 months	$25,000
ZIM Kingston	2008	4,253	April 2023	ZIM	April 2023	$25,500	+ 4 months	$25,500
ZIM Monaco	2009	4,253	July 2022	ZIM	July 2022	$20,000	+ 2 months	$20,000
							+ 5 months	$22,000
Dalian	2009	4,253	November 2022	KMTC	November 2022	$30,750	+ 4 months	$30,750
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	November 2024	OOCL	December 2022	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	March 2022	$25,000
					January 2027	$36,275	+ 3 months	$36,275
Tongala (ex ANL Tongala)	2004	4,253	January 2023	ZIM	January 2023	$30,750	+ 4 months	$30,750
Dimitris C	2001	3,430	November 2025	CMA CGM	March 2022	$21,500
					November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	May 2023	Maersk	May 2023	$26,500	+ 4 months	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	March 2022	$20,400
					January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	March 2022	$21,150
					January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	November 2022	$44,000
					November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	March 2022	$20,400
					January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina (ex Danae C)	2001	2,524	April 2025	SITC	April 2022	$20,000
				Confidential (10)	April 2025	$28,000	+2 months	$28,000
Amalia C	1998	2,452	January 2023	OOCL	January 2023	$24,000	+ 2 months	$24,000
Vladivostok	1997	2,200	March 2025	Maersk	April 2022	$14,000
					March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Evergreen	March 2022	$14,500
				Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	June 2022	$15,000
					December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	August 2022	Cosco	August 2022	$17,000	+ 4 months	$17,000
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250	+ 2 months	$26,250
1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	A subsidiary of Danaos Corporation holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
6.	Daily charter rate for the contracted period of minimum 6 months – maximum 12 months will be the prevailing market rate at that time for such period.
7.	Bareboat charter rate.

8.	Vessels previously owned by Gemini Shipholdings Corporation, in which Danaos Corporation held a 49% equity interest through the end of the second quarter of 2021. On July 1, 2021, Danaos Corporation exercised its option to acquire the remaining 51% equity interests in Gemini Shipholdings Corporation and now holds 100%.
9.	Danaos Corporation entered into an agreement on July 7, 2021, to purchase these vessels. We took delivery of: (i) ‘Maersk Euphrates’ on August 25, 2021, (ii) ‘Wide India’ on September 20, 2021, (iii) ‘Wide Bravo’ on September 23, 2021, (iv) ‘Wide Juliet’ on September 27, 2021, (v) ‘Wide Alpha’ on September 28, 2021, and (vi) ‘Wide Hotel’ on October 6, 2021.
10.	Charterer not disclosed due to confidentiality arrangements.

We have agreed to sell two of our vessels, Catherine C and Leo C, for gross proceeds of $130 million, which are expected to be delivered to the buyer in November 2022.

Gemini Shipholdings Corporation; ZIM

On August 5, 2015, we entered into a Shareholders Agreement (the “Gemini Shareholders Agreement”), with Gemini Shipholdings Corporation (“Gemini”) and Virage International Ltd. (“Virage”), a company controlled by our largest stockholder DIL, in connection with the formation of Gemini to acquire and operate containerships. As of June 30, 2021, Gemini owned five containerships aggregating 32,531 TEU in capacity. We and Virage owned 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. On July 1, 2021 we exercised our option to acquire the remaining 51% equity interest in Gemini from Virage for $86.7 million, which was fully paid in cash in 2021.

On January 27, 2021, ZIM completed its initial public offering and listing on the NYSE of its ordinary shares. We owned 10,186,950 ordinary shares of ZIM following its listing on the NYSE. In 2021, we sold 3,000,000 shares of ZIM resulting in net proceeds of $120.7 million, and owned 7,186,950 ordinary shares of ZIM as of February 28, 2022. The fair value of our remaining 7,186,950 ordinary shares of ZIM was valued at $423.02 million as of December 31, 2021 based on the closing price of ZIM ordinary shares on the NYSE on such date.

Charterers

As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. As of February 28, 2022, our diverse group of customers in the containership sector included CMA-CGM, HMM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Evergreen, KMTC, Niledutch, Samudera, SITC and TS Lines.

The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from May 2022 to the second quarter of 2028. We expect that we will be able to re-charter the 7 vessels employed on time charters expiring in 2022 (excluding two vessels, which we agreed to sell in 2022), at rates equivalent to or higher than provided for under their current charters, if the charter rate levels currently prevailing in the market continue throughout 2022, as currently expected. However, there can be no assurance that the current positive trend in charter rates will continue or that the charterers will exercise their options to extend the charters. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

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

Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and in prior years it did not actively manage any other company’s vessels, other than vessels previously owned by Gemini. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. We believe we have and will derive significant benefits from our relationship with Danaos Shipping.

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

Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose current term expires at the end of 2024. For 2022, our Manager will receive the following fees which are fixed at these levels through the remaining term of the agreement: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, prorated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, prorated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

Our Manager has agreed to outsource technical and crew management services to the previous managers Bernhard Shulte Shipmanagement (“BSM”) related to the recently acquired vessels Wide Alpha, Wide Bravo and Wide Juliet and OSM Ship

Management Pte. Ltd. (“OSM”) related to the vessels Maersk Euphrates, Wide Hotel and Wide India for the minimum contract period of nine months since each vessel’s delivery date to us with possible extension options. The payment related to these services is an obligation of our Manager.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Atlas Corporation, Zodiac Maritime and Costamare Inc. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system in the past years, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest in such entities after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities may continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

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

Crewing and Employees

Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping until April 30, 2015. As of December 31, 2021, 1,556 people were employed who served on board the vessels in our fleet and 159 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. In addition, our Manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew related expenses. We are not responsible for the compensation of our Manager’s shore-based employees. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

The following table lists the next drydockings scheduled for the vessels in our current containership fleet for the next three years:

	2022	2023	2024
Number of vessels	16	10	12
*	Does not include vessels under bareboat charters.

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

We carried a minimum loss of hire coverage with respect to the America and the Europe, to cover standard requirements of KEXIM until the repayment of our loan in 2016. We carried minimum loss of hire coverage for the Pusan and Le Havre until mid-2018, to cover standard requirements of KEXIM and ABN Amro, the banks that provided financing for our acquisition of these vessels. We also carried a minimum loss of hire coverage with respect to the vessels Hyundai Honour and Hyundai Respect, to cover standard requirements of our sale and leaseback agreement until mid-2020. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

Environmental Regulation—International Maritime Organization

Our vessels are subject to standards imposed by the IMO (the United Nations agency for maritime safety and the prevention of pollution by ships). The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. For example, Annex III of MARPOL regulates the transportation of marine pollutants, and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on SOx and nitrogen oxide (“NOx”) emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI, effective July 2010, set progressively stricter regulations to control SOx and NOx emissions from ships, which present both environmental and health risks. These amendments provided for a progressive reduction in SOx emissions from ships, with a global cap of 0.5% on sulfur in marine fuel used by vessels without scrubbers (reduced from 3.50%) effective from January 1, 2020. Vessels with scrubbers may use fuel with a maximum sulfur content of 3.5%. The Annex VI amendments have also established tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Additionally, more stringent emission standards apply in coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”) as Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. Other ECAs may be designated (including the proposed Mediterranean Sea Sox ECA), and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of oil results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

●	natural resources damage and the costs of assessment thereof;
●	real and personal property damage;
●	net loss of taxes, royalties, rents, fees and other lost revenues;
●	lost profits or impairment of earning capacity due to property or natural resources damage; and
●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

On April 12, 2013, EPA issued the current VGP (the “2013 VGP”). The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO’s requirements under the BWM Convention, discussed below, and are consistent with the USCG’s 2012 ballast water discharge standards, also described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020.

Environmental Regulation—The Clean Air Act

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

The Kyoto Protocol entered into force in February 2005 and required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping were not subject to the Kyoto Protocol. The second commitment period of the Kyoto Protocol expired in 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO’s MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The Energy Efficiency Design Index (“EEDI”) establishes a minimum energy efficiency level per capacity mile and is applicable to new vessels. The Ship Energy Efficiency Management Plan (“SEEMP”) is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future. MARPOL amendments released in November 2020 and adopted in June 2021 will build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The USCG plans to develop and propose regulations to implement these provisions in the United States. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affect to the extent that climate change may result in sea level changes or more intense weather events.

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

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in 2021 the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability.

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

The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally a vessel must obtain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. To obtain an ISSC a vessel must meet certain requirements, including:

●	on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;
●	on-board installation of ship security alert systems that do not sound on the vessel but alert the authorities on shore;
●	the development of vessel security plans;
●	identification numbers to be permanently marked on a vessel’s hull;

●	a continuous synopsis record to be maintained on board showing the vessel’s history, including the vessel ownership, flag state registration, and port registrations; and
●	compliance with flag state security certification requirements.

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

Vessel Recycling Regulations

The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

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

Overview

Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of February 28, 2022, we had a fleet of 71 containerships aggregating 436,589 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. We have agreed to sell two of these vessels Catherine C and Leo C for gross proceeds of $130 million. The vessels are expected to be delivered to the buyer in November 2022.

We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2022, 69 of the 71 containerships in our fleet were employed on time charters, of which 7 expire in 2022 (excluding two vessels, which we agreed to sell in 2022), and 2 containerships were employed on bareboat charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2022, our diverse group of customers in the containership sector included CMA CGM, MSC, HMM, ZIM, Hapag Lloyd, Maersk, Yang Ming, COSCO, OOCL, ONE, PIL, Evergreen, KMTC, Niledutch, Samudera, SITC and TS lines.

The average number of containerships in our fleet for the years ended December 31, 2021, 2020 and 2019 was 64.2, 57.3 and 55.0, respectively.

Our Manager

Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The term of this agreement expires on December 31, 2024 (subject to certain termination rights described in “Item 7. Major Shareholders and Related Party Transactions”). Our manager is ultimately owned by DIL, which is also our largest stockholder. Our Manager has agreed to outsource technical and crew management services to the previous managers Bernhard Shulte Shipmanagement (“BSM”) related to the recently acquired vessels Wide Alpha, Wide Bravo and Wide Juliet and OSM Ship Management Pte. Ltd. (“OSM”) related to the vessels Maersk Euphrates, Wide Hotel and Wide India for the minimum contract period of nine months since each vessel’s delivery date to us with possible extension options. The payment related to these services is an obligation of our Manager.

Recent Developments

Acquisition of Vessels

On July 1, 2021, we exercised our option to acquire the remaining 51% equity interest in Gemini from Virage for $86.7 million cash consideration. Since July 1, 2021 we fully consolidate the following vessel owning subsidiaries of Gemini:

		Year
Company	Vessel Name	Built	TEU
Averto Shipping S.A.	Suez Canal	2002	5,610
Sinoi Marine Ltd.	Kota Lima (ex Genoa)	2002	5,544
Kingsland International Shipping Limited	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	Leo C	2002	6,422
Springer Shipping Co.	Belita	2006	8,533

On July 7, 2021, we entered into an agreement to acquire six 5,466 TEU sister vessels with their existing charter agreements for an aggregate gross purchase price amounting to $260.0 million. The following vessels were acquired:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Oceancarrier (No. 4) Corp.	Wide Alpha	2014	5,466	September 28, 2021
Oceancarrier (No. 5) Corp.	Wide Bravo	2014	5,466	September 23, 2021
Oceancarrier (No. 6) Corp.	Maersk Euphrates	2014	5,466	August 25, 2021
Oceancarrier (No. 8) Corp.	Wide India	2015	5,466	September 20, 2021
Oceancarrier (No. 9) Corp.	Wide Juliet	2015	5,466	September 27, 2021
Oceancarrier (No. 7) Corp.	Wide Hotel	2015	5,466	October 6, 2021

2021 Debt Refinancing

On April 12, 2021, we consummated the refinancing of the 2018 Credit Facilities. We utilized the proceeds from the new $815 million facility with Citibank/NatWest, the proceeds from the new $135 million sale and leaseback agreement with Oriental Fleet related to the vessels CMA CGM Tancredi, CMA CGM Samson, CMA CGM Bianca, CMA CGM Melisande and CMA CGM Attila and the net proceeds from the $300 million Senior Notes, to refinance the existing 2018 facilities and Sinosure Cexim —Citibank —ABM Amro facility. The Citibank/NatWest $815 million senior secured credit facility with four year term is repayable in sixteen quarterly instalments of $20.4 million each together with a balloon payment of $489.0 million at maturity. This credit facility bears interest at LIBOR plus a margin of 2.50%. On February 11, 2021, we completed an offering of $300 million aggregate principal amount of our 8.500% Senior Notes due 2028. See “—2021 Debt Refinancing” and “—Senior Notes.”

Effects of COVID-19

The COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 and 2021 has seen robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has resulted in negligible vessel capacity available in certain size segments as of December 31, 2021, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this year at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020 and in 2021, due in part to improving container shipping industry market conditions. Our operating revenues increased to $689.5 million in the year ended December 31, 2021 compared to $461.6 million in the year ended December 31, 2020.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2021 increased to $5,986 compared to $5,586 per vessel per day for the year ended December 31, 2020, mainly due to the COVID-19 related increase in crew remuneration in the year ended December 31, 2021.

The COVID-19 pandemic continues to unfold and may negatively affect our business in the future, financial performance and results of our operations, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. See “—Impact of COVID-19 on our Business.”

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

●	Number of Vessels in Our Fleet. The number of vessels in our fleet, and their TEU capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet.
●	Charter Rates. Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2022, the charters for seven of our vessels are scheduled to expire in 2022 (excluding two vessels, which we agreed to sell in 2022). We expect that we will be able to re-charter these vessels at rates equivalent to or higher than provided for under their current charters, if the charter rate levels currently prevailing in the market continue throughout 2022, as currently expected. However, there can be no assurance that the current positive trend in charter rates will continue or that the charterers will exercise their options to extend the charters. Charter rate levels have improved in the second half of 2020 and in 2021 to levels higher than were prevailing when we entered into the charters for a number of our vessels which are expiring in 2022.
●	Utilization of Our Fleet. Due to the multi-year charters under which they are often operated, our containerships have consistently been deployed at high levels of utilization. During 2021, our fleet utilization was 98.2%, compared to 96.3% in 2020 and 98.3% in 2019. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 292, 286 and 153 total off-hire days for our entire fleet during the years ended December 31, 2021, 2020 and 2019, respectively, other than for scheduled drydockings and special surveys. An increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.
●	Expenses. Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including any interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future. Realized and unrealized changes in the fair value of our investment in ZIM securities, including with respect to dividends paid by ZIM, also significantly impacted our net income in 2021, and may continue to impact our results of operations in the future. See “—Liquidity and Capital Resources—ZIM and HMM Securities.”

The following table presents the contracted utilization of our operating fleet of 71 vessels as of December 31, 2021:

	2022	2023-2024	2025-2026	2027-2028	Total
Contracted revenue (in millions) (1)	$850.9	$1,304.8	$514.8	$182.3	$2,852.8
Number of vessels whose charters are set to expire in the respective period(2)	8	37	16	10	71
TEU’s on expiring charters in the respective period	50,328	231,780	76,608	77,873	436,589
Contracted operating days (3)	24,345	33,367	10,884	3,664	72,260
Total operating days (3)	25,496	49,958	49,733	45,967	171,154
Contracted operating days/Total operating days	95.5%	66.8%	21.9%	8.0%	42.2%
(1)	Annual revenue calculations are based on an assumed 364 revenue days per annum, based on contracted charter rates from our current charter agreements. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above. Although these revenues are based on contractual charter rates, any contract is subject to performance by our counterparties and us. See “— Operating Revenues,” including the contracted revenue table presented therein, for more information regarding our contracted revenues.
(2)	Refers to the incremental number of vessels with charters expiring within the respective period.
(3)	Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the amount of operating days above.

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

Revenues from multi-year period charters comprised a substantial portion of our revenues for the years ended December 31, 2021, 2020 and 2019. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

Our expected revenues as of December 31, 2021, based on contracted charter rates, from our charter arrangements for our containerships is shown in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See “Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.”

Contracted Revenue from Charters as of December 31, 2021(1)

(Amounts in millions of U.S. dollars)

Number of Vessels	2022	2023 – 2024	2025–2026	2027–2028	Total
71	$850.9	$1,304.8	$514.8	$182.3	$2,852.8
(1)	Annual revenue calculations are based on an assumed 364 revenue days per annum representing contracted revenues, based on contracted charter rates from our current charter agreements. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counter parties and us. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

As of February 28, 2022 we have seven vessels employed on charters expiring in 2022 (excluding two vessels, which we agreed to sell in 2022). Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Amortization of Time Charters Assumed on Acquisition of Vessels

Eleven of our vessel additions in 2021 were acquired with attached time charter agreements, which were below market terms prevailing at their acquisition date. As the present value of the contractual cash flows of these time charter agreements assumed was lower than its current fair value, the difference was recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Amortization of these time charter agreements resulted in an increase of our revenue by $27.6 million in the period ended December 31, 2021. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter durations (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the weighted average cost of capital for the shipping industry close to the acquisition date and the estimated average off-hire rate.

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

From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.75% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 5.0% to a limited number of our charterers. Our manager also receives a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2021, 2020 and 2019 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2022, this fee will remain at 1.25%.

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

Under time charters, such as those on which we charter all but two of the containerships in our fleet as of February 28, 2022, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

Impairment Loss

There was no impairment loss in the years ended December 31, 2021, 2020 and 2019. See “Critical Accounting Estimates—Impairment of Long-lived Assets.”

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

General and Administrative Expenses

We paid our manager the following fees for 2021, 2020 and 2019: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel. Our executive officers received an aggregate of €1.8 million ($2.1 million), €1.5 million ($1.8 million) and €1.5 million ($1.7 million) in cash compensation for the years ended December 31, 2021, 2020 and 2019, respectively. We also recognized non-cash share-based compensation expense in respect of awards to our executive officers of $11.8 million, $1.0 million and $3.6 million in the years ended December 31, 2021, 2020, and 2019, respectively.

For 2022, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

Other Income/(Expenses), Net

In each of the years ended December 31, 2021, 2020 and 2019, we recorded net other income of $4.5 million, $0.6 million and $0.6 million, respectively.

Interest Expense, Interest Income and Other finance expenses

We have incurred interest expense on outstanding indebtedness under our credit facilities which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which is included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. See “—2021 Debt Refinancing” for a description of our recent refinancing, including the Troubled Debt Restructuring (TDR) accounting applied from the closing date (the “2018 Refinancing Closing Date”) of our debt financing in 2018 (the “2018 Refinancing”), which reduced the aggregate amount of debt outstanding under our credit facilities and the interest expense recognized in our statement of operations.

Gain on investments

The gain on investments of $578.0 million in the year ended December 31, 2021 consists of the change in fair value of our shareholding interest in ZIM of $543.7 million and dividends recognized on ZIM ordinary shares of $34.3 million. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. In 2021, we sold 3,000,000 ordinary shares of ZIM resulting in net proceeds of $120.7 million. For the year ended December 31, 2021, the unrealized gain related to the ZIM ordinary shares still held on December 31, 2021 amounted to $422.97 million. Our remaining shareholding interest of 7,186,950 ordinary shares has been fair valued at $423.02 million as of December 31, 2021, based on the closing price of ZIM’s ordinary shares on the NYSE on that date compared to the book value of these shares of $75 thousand as of December 31, 2020.

Gain on Debt Extinguishment

We have recorded a net gain on debt extinguishment of $111.6 million in the year ended December 31, 2021 related to the refinancing of our loan facilities.

Equity income on investments

Equity income on investments increased by $61.7 million to $68.0 million in the year ended December 31, 2021 compared to $6.3 million in the year ended December 31, 2020 mainly due to the non-cash gain of $64.1 million recognized on our acquisition of the remaining 51% equity interest in Gemini on July 1, 2021.

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

We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. An amount of $3.6 million was reclassified from Accumulated Other Comprehensive Loss into earnings for each of the years ended December 31, 2021, 2020 and 2019, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels.

Income taxes

We recorded income taxes of $5.9 million in the year ended December 31, 2021 related to the taxes withheld on dividend income earned.

Results of Operations

The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the three years in the three year period ended December 31, 2021. The selected consolidated financial data of Danaos Corporation as of December 31, 2021 and 2020 and each of the three years ended December 31, 2021 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”, and have been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our audited consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and the consolidated balance sheets at December 31, 2021 and 2020, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year ended December 31,
	2021	2020	2019

	In thousands, except per share amounts and
	other data
STATEMENT OF INCOME
Operating revenues	$689,505	$461,594	$447,244
Income from operations	358,259	199,480	201,074
Total other income/(expenses), net	700,472	(45,930)	(69,821)
Income taxes	(5,890)	—	—
Net income	$1,052,841	$153,550	$131,253
PER SHARE DATA(1)
Basic earnings/(loss) per share of common stock	$51.75	$6.51	$8.29
Diluted earnings/(loss) per share of common stock	$51.15	$6.45	$8.09
Basic weighted average number of shares (in thousands)	20,345	23,589	15,835
Diluted weighted average number of shares (in thousands)	20,584	23,805	16,221
Dividends declared per share	$1.50	—	—
CASH FLOW DATA
Net cash provided by operating activities	$428,111	$265,679	$219,878
Net cash used in investing activities	(143,148)	(170,736)	(21,360)
Net cash used in financing activities	(220,870)	(168,450)	(136,623)
Net increase/(decrease) in cash, cash equivalents and restricted cash	64,093	(73,507)	61,895
OTHER DATA
Number of vessels at period end	71	60	55
TEU capacity at period end	436,589	371,262	327,616
Ownership days	23,430	20,982	20,075
Operating days	23,004	20,209	19,736
(1)	Basic and diluted earnings per share, basic and diluted weighted average number of shares, common stock shares outstanding and common stock at par value give retroactive effect to the 1-for-14 reverse stock split effected on May 2, 2019 for all periods presented.

Year ended December 31, 2021 compared to the year ended December 31, 2020

During the year ended December 31, 2021, Danaos had an average of 64.2 containerships compared to 57.3 containerships during the year ended December 31, 2020. Our fleet utilization for the year ended December 31, 2021 was 98.2% compared to 96.3% for the year ended December 31, 2020. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 97.2% in the year ended December 31, 2020.

Operating Revenues

Operating revenues increased by 49.4%, or $227.9 million, to $689.5 million in the year ended December 31, 2021 from $461.6 million in the year ended December 31, 2020.

Operating revenues for the year ended December 31, 2021 reflect:

●	a $107.9 million increase in revenues in the year ended December 31, 2021 compared to the year ended December 31, 2020 mainly as a result of higher charter rates and improved fleet utilization;
●	a $55.7 million increase in revenues in the year ended December 31, 2021 compared to the year ended December 31, 2020 due to the incremental revenue generated by newly acquired vessels;
●	a $36.7 million increase in revenues in the year ended December 31, 2021 compared to the year ended December 31, 2020 due to higher non-cash revenue recognition in accordance with US GAAP; and
●	a $27.6 million increase in revenues in the year ended December 31, 2021 compared to the year ended December 31, 2020 due to amortization of assumed time charters.

Voyage Expenses

Voyage expenses increased by $10.0 million to $24.3 million in the year ended December 31, 2021 from $14.3 million in the year ended December 31, 2020 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $25.0 million to $135.9 million in the year ended December 31, 2021 from $110.9 million in the year ended December 31, 2020, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charters to $5,986 per vessel per day for the year ended December 31, 2021 compared to $5,586 per vessel per day for the year ended December 31, 2020. The average daily operating cost increased mainly due to the COVID-19 related increase in crew remuneration in the year ended December 31, 2021. Management believes that our daily operating cost remains among the most competitive in the industry.

Depreciation

Depreciation expense increased by 15.2%, or $15.4 million, to $116.9 million in the year ended December 31, 2021 from $101.5 million in the year ended December 31, 2020 mainly due to our recent acquisition of sixteen vessels and installation of scrubbers on nine of our vessels in the year ended December 31, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by $0.8 million to $10.2 million in the year ended December 31, 2021 from $11.0 million in the year ended December 31, 2020.

General and Administrative Expenses

General and administrative expenses increased by $19.6 million to $43.9 million in the year ended December 31, 2021, from $24.3 million in the year ended December 31, 2020. The increase was mainly attributable to increased management fees due to the increased size of our fleet and increased stock-based compensation.

Interest Expense, Interest Income and Other Finance Expenses

Interest expense increased by 29.0%, or $15.5 million, to $69.0 million in the year ended December 31, 2021 from $53.5 million in the year ended December 31, 2020. The increase in interest expense is a combined result of:

●	a $5.9 million decrease in interest expense due to a decrease in our debt service cost by approximately 0.25%, while our average indebtedness also decreased by $41.8 million between the two periods (average indebtedness of $1,478.1 million in the year ended December 31, 2021, compared to average indebtedness of $1,519.9 million in the year ended December 31, 2020);

●	a $22.3 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021. As a result of the refinancing, the recognition of such accumulated interest has been decreased; and
●	a $0.9 million decrease in the amortization of deferred finance costs and debt discount related to our debt.

Net proceeds from the issuance of our $300 million Senior Notes in February 2021 together with the net proceeds from a new $815 million senior secured credit facility and a new $135 million leaseback arrangement, each of which was drawn down on April 12, 2021, were used to refinance a substantial majority of our then outstanding indebtedness.

As of December 31, 2021, our outstanding debt, gross of deferred finance costs, was $1,142.0 million, which includes $300 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $226.5 million. These balances compare to debt of $1,368.1 million and a leaseback obligation of $123.4 million as of December 31, 2020.

Interest income increased by $5.6 million to $12.2 million in the year ended December 31, 2021 compared to $6.6 million in the year ended December 31, 2020, mainly as a result of full collection of accrued interest on ZIM and HMM bonds, which were redeemed by the issuers thereof in 2021.

Other finance costs, net decreased by $1.0 million to $1.3 million in the year ended December 31, 2021 compared to $2.3 million in the year ended December 31, 2020 due to the decreased finance costs on the refinanced debt.

Gain on investments

The gain on investments of $578.0 million in the year ended December 31, 2021 consists of the change in fair value of our shareholding interest in ZIM of $543.7 million and dividends recognized on ZIM ordinary shares of $34.3 million. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. In 2021, we sold 3,000,000 ordinary shares of ZIM resulting in net proceeds of $120.7 million. For the year ended December 31, 2021, the unrealized gain related to the ZIM ordinary shares still held on December 31, 2021 amounted to $422.97 million. Our remaining shareholding interest of 7,186,950 ordinary shares has been fair valued at $423.02 million as of December 31, 2021, based on the closing price of ZIM’s ordinary shares on the NYSE on that date compared to the book value of these shares of $75 thousand as of December 31, 2020.

Gain on debt extinguishment

The gain on debt extinguishment of $111.6 million in the year ended December 31, 2021 related to our debt refinancing on April 12, 2021.

Equity income on investments

Equity income on investments increased by $61.7 million to $68.0 million in the year ended December 31, 2021 compared to $6.3 million in the year ended December 31, 2020 mainly due to the non-cash gain of $64.1 million recognized on our acquisition of the remaining 51% equity interest in Gemini on July 1, 2021.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2021 and December 31, 2020.

Other income/(expenses), net

Other income, net was $4.5 million in the year ended December 31, 2021 compared to $0.6 million of income in the year ended December 31, 2020. The increase was mainly due to the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest.

Income taxes

Income taxes of $5.9 million in the year ended December 31, 2021 related to the taxes withheld on dividend income earned on ZIM ordinary shares.

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

Operating revenues for the year ended December 31, 2020 reflect:

●	a $24.5 million increase in revenues in the year ended December 31, 2020 compared to the year ended December 31, 2019 mainly as a result of contractual increases in charter rates of vessels under long-term charters, partially offset by lower re-chartering rates between the two years for certain of our vessels;
●	a $16.1 million increase in revenues in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to the acquisition of new vessels;
●	a $22.2 million decrease in revenues in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to lower non-cash revenue recognition in accordance with US GAAP; and
●	a $4.0 million decrease in revenues due to lower fleet utilization of our vessels in the year ended December 31, 2020 compared to the year ended December 31, 2019 mainly due to the scheduled installation of scrubbers and dry-dockings of our vessels, of which $3.2 million relates to incremental delays in the Chinese shipyards where these activities were being performed due to the COVID-19 pandemic.

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

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019; and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). We used the net proceeds from the offering of Senior Notes, together with proceeds from a new $815 million senior secured credit facility with a four-year term (the “$815 Million Senior Secured Credit Facility”) and a new $135 million sale and leaseback arrangement (the “2021 Leaseback Agreement”), to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness consummated on April 12, 2021 (the “2021 Debt Refinancing”). Our completion of the 2021 Debt Refinancing extended the maturities of most of our indebtedness and decreased the amount of our cash from operations that is required to service our indebtedness, as reduced amortization and debt levels more than offset the higher interest rate payable under the Senior Notes. See

“2021 Debt Refinancing” below. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings, as well as any sales of or dividends from our existing investment in ZIM ordinary shares. We currently expect that sources of funds available to us will be sufficient to meet our short-term liquidity and long-term liquidity requirements.

Under our existing multi-year charters as of December 31, 2021, we had contracted revenues of $850.9 million for 2022 and thereafter of approximately $2 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

As of December 31, 2021, we had cash and cash equivalents of $129.4 million. As of December 31, 2021, we had no remaining borrowing availability under our credit facilities. As of December 31, 2021, we had $1,142.0 million of outstanding indebtedness (gross of deferred finance costs), including $300 million relating to our Senior Notes, and $226.5 million of outstanding leaseback obligations, gross of deferred finance costs, with respect to nine of our vessels. We are obligated to make quarterly fixed amortization payments, totaling $95.8 million to December 31, 2022, related to the long-term bank debt and aggregate payments of $62.0 million ($95.8 million including imputed interest) under our leaseback obligations to December 31, 2022 (gross of deferred finance costs). We are also obligated to make certain payments to our Manager, Danaos Shipping, under our management agreement which has a term through December 31, 2024. See “—Contractual Obligations” below.

On February 7, 2022, we declared a dividend of $0.75 per share of common stock paid on February 28, 2022 to holders of record on February 17, 2022. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

ZIM and HMM Securities

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, which expired in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. In March 2020, we increased our equity participation in ZIM to 10.2% by acquisition of additional shares for $75 thousand. On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In June 2021, we sold 2,000,000 ZIM ordinary shares resulting in net proceeds to us of $76.4 million. The remaining shareholding interest was subject to a lockup agreement with the underwriters of the June 2021 stock sale until September 2021. In October 2021, we sold additional 1,000,000 of ordinary shares of ZIM resulting in net proceeds of $44.3 million. The fair value of the remaining 7,186,950 ordinary shares of ZIM amounting to $423.02 million, is presented under “Other current assets” in the consolidated balance sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the year ended December 31, 2021, we recognized $543.65 million of gain on these shares, of which $422.97 million is unrealized gain related to the ZIM ordinary shares still held on December 31, 2021. Additionally, we recognized dividends on these shares amounting to $34.34 million in the year ended December 31, 2021. Both the gain and dividends are reflected under “Gain on investments” in the Consolidated Statement of Income. Taxes withheld on dividend income amounting to $5.89 million in the year ended December 31, 2021 are reflected under “Income taxes” in the Consolidated Statement of Income. We received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021 and $47.2 million of mandatory repayment of all remaining ZIM Series 1 and Series 2 Notes and accrued interest of $6.4 million in June 2021. We recognized $6.6 million, $4.3 million and $4.1 million in relation to total interest income and fair value unwinding of ZIM notes in the consolidated statements of income under “Interest income” for years ended December 31, 2021, 2020 and 2019, respectively.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provided for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels then employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, we sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. We received $19.9 million of mandatory repayment of HMM Loan Notes 1 and related accrued interest of $3.0 million in May 2021 and $6.1 million of mandatory repayment of HMM Loan Notes 2 and related accrued interest of $1.1 million in December 2021. Furthermore, for the years ended December 31, 2021, 2020 and 2019, we recognized $5.0 million, $2.1 million and $1.9 million, respectively, in relation to total interest income and fair value unwinding of HMM notes under “Interest income” in the consolidated statements of income.

2021 Debt Refinancing

On April 12, 2021, we consummated the refinancing of the 2018 Credit Facilities. We utilized the proceeds from the new $815 million facility with Citibank N.A. and National Westminster Bank plc with respect to a new senior secured credit facility (the “Citi/NatWest $815 million Senior Secured Credit Facility”). In addition, we have entered into a sale leaseback agreement (the “2021 Leaseback Arrangement”) with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., for up to $135.0 million with respect to five vessels in our fleet.

We used proceeds from the Citi/NatWest $815 million Senior Secured Credit Facility and the 2021 Leaseback Arrangement, together with the net proceeds of the Senior Notes offering and cash on hand, including cash generated from operations to refinance all of our indebtedness under the following senior secured credit facilities: (1) The Royal Bank of Scotland $475.5 million facility, (2) HSH Nordbank-Aegean Baltic Bank-Piraeus Bank $382.5 million facility, (3) Citibank $114 million Facility, (4) Citibank $123.9 million facility, (5) Citibank $120 million facility, (6) Citibank-Eurobank $37.6 million facility, (7) Club Facility $206.2 million, (8) Credit Suisse $171.8 million facility and (9) Sinosure-Cexim-Citibank-ABN Amro $203.4 million facility.

These senior secured credit facilities represented all of our existing credit facilities and other financing arrangements other than (1) our Macquarie Bank and SinoPac senior secured credit facilities, which respectively financed and are secured by the five vessels we acquired in 2020, which we refer to as the “2020 Credit Facilities”, and (2) our sale-leaseback back arrangement entered into in 2020 for the vessels Hyundai Honour and Hyundai Respect, which we refer to as the 2020 Leaseback Agreement, which remained in place in accordance with their existing terms after the 2021 Debt Refinancing.

Accounting for the 2021 Debt Refinancing

The outstanding loan balances, exit fees and deferred financing fees related to the lenders (other than Citibank and Natwest (Royal Bank of Scotland)) under our 2018 Credit Facilities were fully repaid and accounted for under the extinguishment accounting.

The present value of the cash flows for the Citibank and Natwest (Royal Bank of Scotland) facilities were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing for each of the lenders, and, as such, we accounted for the debt refinancing as a modification. Legal and other fees related to the refinancing of $2.3 million were recorded in the consolidate statement of income under the “Gain on debt extinguishment” and $15.6 million of loan arrangement fees were deferred over the life of the facility and recognized through the new effective interest method. Additional fees related to Citibank and Natwest (Royal Bank of Scotland) amounting to $12.0 million at the date of the refinancing, replaced the existing accrued exit fees due under the 2018 Credit Facilities and are payable in eight quarterly instalments. An outstanding amount of $6.0 million is presented under “Other current liabilities” and $3.0 million under “Other long-term liabilities” as of December 31, 2021.

Accumulated accrued interest related to the prior HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility amounting to $75.3 million as of April 12, 2021 and which was fully refinanced, will no longer require any future cash interest payments and therefore, was recognized in the income statement under the “Gain on debt extinguishment”. Accumulated accrued interest related to the Royal Bank of Scotland $475.5 mil. Facility, which was refinanced by the Natwest part of the Citibank/Natwest facility was partially extinguished and accounted for under modification accounting resulting in a gain of $35.6 million related to the accumulated accrued interest that will not require any future cash interest payments. The remaining amount of $33.3 million as of April 12, 2021 will continue to be recognized in the income statement over the remaining life of the original loan as the future interest is paid. The 2021 Debt Refinancing resulted in a total net gain on debt extinguishment of $111.6 million separately recognized in the consolidated statement of income in the year ended December 31, 2021.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic had severe impacts on the global economic activity. These trends may continue for the near future as, while the availability of effective vaccines has led to a developing economic recovery in parts of the world, the success and timing of COVID-19 containment strategies are uncertain, including due to the emergence of new variants, and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already reversed many of the negative impacts suffered in the first half of 2020.

In particular as it pertains to our business, the COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 and 2021 saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has resulted in negligible vessel capacity available in certain size segments as of December 31, 2021, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this year at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020 and in 2021, due in part to improving container shipping industry market conditions. Our operating revenues increased to $689.5 million in the year ended December 31, 2021 compared to $461.6 million in the year ended December 31, 2020.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2021 increased to $5,986 compared to $5,586 per vessel per day for the year ended December 31, 2020, mainly due to the COVID-19 related increase in crew remuneration in the year ended December 31, 2021.

In response to the pandemic, we have instituted enhanced safety protocols such as having a substantial portion of our on-shore staff working remotely, more frequent disinfection of our on-shore facilities, temperature readings, limitation of on-site visitors and travel, vaccination, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices during 2020, which is a substantial expense borne by our customers, helped to bolster their financial position. Recently, fuel costs for our charterers have begun to increase along with the price of oil, and there have been some signs that prevailing interest rates may begin to increase.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Cash Flows

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(In thousands)
Net cash provided by operating activities	$428,111	$265,679	$219,878
Net cash used in investing activities	$(143,148)	$(170,736)	$(21,360)
Net cash used in financing activities	$(220,870)	$(168,450)	$(136,623)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by 61.1%, or $162.4 million, to $428.1 million in the year ended December 31, 2021 compared to $265.7 million in the year ended December 31, 2020. The increase was the result of an increase of $200.3 million in operating revenue (net of $27.6 million amortization of assumed time charters), recognition of a $28.5 million dividend from ZIM, net of withholding taxes of $5.9 million and partial collection of a common benefit claim of $3.9 million from Hanjin Shipping, which were partially offset by an increase of $40.5 million in operating expenses, a $16.9 million change in working capital and an increase of $12.9 million in net finance expenses in the year ended December 31, 2021 compared to the year ended December 31, 2020.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $27.6 million, to $143.1 million used in investing activities in the year ended December 31, 2021 compared to $170.7 million used in investing activities in the year ended December 31, 2020. The decrease was mainly due to the $196.4 million proceeds from ZIM and HMM investments in 2021 and $16.2 million cash and cash equivalents acquired on our acquisitions in 2021, which were partially offset by a $185.0 million higher outflows for acquisition of vessels in the year ended December 31, 2021 compared to the year ended December 31, 2020.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $52.4 million, to $220.9 million used in financing activities in the year ended December 31, 2021 compared to $168.5 million used in financing activities in the year ended December 31, 2020 mainly due to a $52.6 million increase in net debt and finance costs payments related to the debt refinancing described above and due to an aggregate $30.9 million dividend payment on our common stock in 2021 compared to none in 2020, which were partially offset by a $31.1 million change in repurchase of common stock in the year ended December 31, 2021 compared to the year ended December 31, 2020.

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

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividend, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and finance costs accrued, stock based compensation, gain on investments, equity income on investments and gain on debt extinguishment. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Net Income/(loss) Reconciliation to EBITDA and Adjusted EBITDA

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019

	(In thousands)
Net income	$1,052,841	$153,550	$131,253
Depreciation	116,917	101,531	96,505
Amortization of deferred drydocking & special survey costs	10,181	11,032	8,733
Amortization of assumed time charters	(27,614)	—	—
Amortization of deferred realized losses of cash flow interest rate swaps	3,622	3,632	3,622
Amortization of finance costs and debt discount	15,913	16,817	16,866
Finance costs accrued (Exit Fees under our Bank Agreement)	149	521	556
Interest income	(12,230)	(6,638)	(6,414)
Interest expense	53,078	36,687	55,203
Income taxes	5,890	—	—
EBITDA	1,218,747	317,132	306,324
Gain on investments and dividend withholding taxes	(549,543)
Gain on debt extinguishment	(111,616)	—	—
Equity income on investments	(64,063)	—	—
Stock based compensation	15,278	1,199	4,241
Adjusted EBITDA	$508,803	$318,331	$310,565

EBITDA increased by $901.6 million, to $1,218.7 million in the year ended December 31, 2021, from $317.1 million in the year ended December 31, 2020. This increase was attributed to a total gain on investments of $578.0 million recognized in 2021, a $200.3 million increase in operating revenue (net of $27.6 million amortization of assumed time charters), gain on debt extinguishment of $111.6 million recognized in 2021, a $61.7 million increase in equity income on investment and partial collection of a common benefit claim of $3.9 million from Hanjin Shipping, which were partially offset by a $53.9 million increase in total operating expenses in the year ended December 31, 2021 compared to the year ended December 31, 2020.

Adjusted EBITDA increased by $190.5 million, to $508.8 million in the year ended December 31, 2021 from $318.3 million in the year ended December 31, 2020. This increase was mainly attributable to a $200.3 million increase in operating revenue (net of $27.6 million amortization of assumed time charters), recognition of a $28.5 million dividend from ZIM, net of withholding taxes of $5.9 million and partial collection of a common benefit claim of $3.9 million from Hanjin Shipping in 2021, which were partially offset by a $39.9 million increase in total operating expenses and a $2.3 million decrease in equity income on investment in Gemini following our acquisition and full consolidation in the year ended December 31, 2021 compared to the year ended December 31, 2020.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2021 Debt Refinancing. Our existing credit facilities are secured by, among other things, our vessels (as described below). We do not have any additional amounts available for borrowing under our existing credit facilities. The following summarizes certain terms of our credit facilities and our Senior Notes:

	Outstanding
	Principal
	Amount
	(in
Credit Facility	millions)(1)	Collateral Vessels
Citibank/Natwest $815 mil. Facility(2)	$774.2

The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the Hyundai Smart, the Express Berlin, the Le Havre, the Derby D, the Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra,

the Artotina (ex Danae C), the Dimitris C, the Zim Savannah (ex Performance), the Europe, the Dimitra C, the Hyundai Speed, the Express Rome, the CMA CGM Rabelais, the Pusan C, the Tongala (ex ANL Tongala), the CMA CGM Moliere, the CMA CGM Musset,

		the Rio Grande, the Zim Sao Paolo, the Zim Kingston, the Colombo,
		the Seattle C, the Vancouver, the Singapore, the Express Athens, the Hyundai Ambition, the Dalian (ex Zim Dalian), the Express Brazil,
		the YM Maturity, the Express Black Sea, the Zim Luanda, the CMA CGM Nerval and the YM Mandate
Macquarie Bank $58 mil. Facility	$45.6	The Niledutch Lion, the Phoebe, the Bremen and the C Hamburg
SinoPac $13.3 mil. Facility	$10.8	The Charleston
Eurobank $30.0 mil. Facility	$21.4	The Belita, the Leo C and the Catherine C
Senior Notes	$300.0	None
(1)	As of December 31, 2021.
(2)	Danaos Corporation is the borrower, and its subsidiaries owning the 48 collateral vessels set forth opposite the name of the facility in the table, are guarantors, under this credit facility.

As of December 31, 2021, there was no remaining borrowing availability under any of our credit facilities. As of December 31, 2021, six of our vessels were unencumbered, the 5,466 TEU sister vessels Wide Alpha, Wide Bravo, Maersk Euphrates, Wide India, Wide Juliet and Wide Hotel (built in 2014 through 2015). See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information regarding our outstanding debt and the related repayment schedule.

The weighted average interest rate on our borrowings for the years ended December 31, 2021, 2020 and 2019 was 4.4%, 4.6% and 6.1%, respectively (including leaseback obligations).

As of December 31, 2021, we also had $226.5 million of outstanding leaseback obligations. See Note 5 “Fixed Assets, net & Right-of-use Assets” to our consolidated financial statements included elsewhere in this report for additional information regarding these arrangements and the related repayment schedule.

Citi/NatWest $815 million Senior Secured Credit Facility

On April 12, 2021 we entered into agreement with Citibank N.A. and National Westminster Bank plc for a new senior secured credit facility in an aggregate amount equal to the lesser of $815.0 million and 75% of the aggregate charter-attached market value of the 48 owned vessels mortgaged thereunder and the residual value (which is any excess of the charter-attached fair market value of the applicable vessel above the principal amount of the corresponding leaseback obligation) of the seven vessels subject to the 2020 Leaseback Agreement or the 2021 Leaseback Arrangement, which we refer to as the Citi/NatWest $815 million Senior Secured Credit Facility. The obligations of Danaos Corporation, as borrower, under the Citi/NatWest $815 million Senior Secured Credit Facility is secured by first preferred mortgages over the 48 owned vessels financed, general assignment of all hire freights, income and earnings, including all rights under any charter of more than 24 months’ duration, the assignment of insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and will benefit from corporate guarantees from our subsidiaries that own the vessels mortgaged thereunder and that own the vessels subject to the 2020 Leaseback Agreement and the 2021 Leaseback Arrangement. In addition, we caused each entity that owns a vessel securing the Citi/NatWest $815 million Senior Secured Credit Facility to become a directly owned subsidiary of Danaos Corporation.

The Citi/NatWest $815 million Senior Secured Credit Facility bears interest at an annual interest rate of LIBOR plus a margin of 2.50%. The Citi/NatWest $815 million Senior Secured Credit Facility is repayable in quarterly installments of aggregating $81.5 million per annum, and a balloon payment of $489.0 million due on the final maturity date, which will be the facility’s fourth anniversary. Upon the sale or actual or constructive total loss of a vessel, we will be required to prepay the facility in an amount equal to the outstanding amount of the facility multiplied by the fraction of the market value of the relevant vessel divided by the market value of all vessels mortgaged thereunder plus the residual value of the vessels subject to the 2020 Leaseback Agreement or the 2021 Leaseback Arrangement.

The Citi/NatWest $815 million Senior Secured Credit Facility contains financial covenants requiring us to maintain throughout the term of the New Senior Secured Credit Facility a:

(i)	minimum fair market value of collateral vessels to loan value coverage of 120%;
(ii)	minimum cash and cash equivalents of $30.0 million;
(iii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iv)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

The New Senior Secured Credit Facility also contains certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach or change to an existing charter or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the credit facility. It also requires that the vessels mortgaged under the facility are at all times managed by our Manager. In addition, we and our subsidiaries are not permitted under the New Senior Secured Credit Facility to pay dividends if there is a breach of covenant or an event of default. The New Senior Secured Credit Facility also contains customary covenants that require us to maintain adequate insurance coverage and obtain the consent of the lenders thereunder before we incur any new indebtedness that is secured by the mortgaged vessels.

For the purpose of these covenants, the market value of our vessels is calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than twelve months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent a vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel’s book value.

A “Change of Control” will give rise to a mandatory prepayment in full of our Citi/NatWest $815 million Senior Secured Credit Facility. A “Change of Control” of the Company for these purposes includes the occurrence of the following: (i) Dr. Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock, (iv) any person or persons acting in concert (other than the Coustas family) controls the Company, (v) Dr. Coustas and DIL cease to own 80% of the capital stock and/or voting rights in our Manager and/or cease to control the Manager, and/or (vi) any guarantor of the Citi/NatWest $815 million Senior Secured Credit Facility ceases to be a wholly owned subsidiary of (and controlled by) Danaos Corporation or any subsidiary of Danaos Corporation that is chartering-in a vessel under the 2020 Leaseback Agreement or the 2021 Leaseback Arrangement ceases to be an indirect wholly owned subsidiary of (and controlled by) Danaos Corporation.

2021 Sale Leaseback Agreement

Pursuant to the sale and leaseback arrangement, which we refer to as the 2021 Leaseback Arrangement, with respect to the CMA CGM Melisande, the CMA CGM Attila, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, our subsidiaries that own these vessels (1) sold them to Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., for an aggregate amount equal to $135 million and (2) chartered-in the vessels from Oriental Fleet International Company Limited under a bareboat charter with a term of five years. At the end of the five-year bareboat charter term, we will reacquire the vessels for an aggregate amount of $31 million ($6.2 million per vessel), or earlier, at our option after the second year, for a purchase price set forth in the agreement, which generally is the principal amount outstanding thereunder for the applicable vessel, plus a premium to such principal amount of 2.5% after two years, 2.0% after three years and 1.5% after four years, and certain related costs. Oriental Fleet International Company Limited also has the right to sell the vessels to us if at any time the vessels remain unchartered for 12 consecutive months for an amount equal to the outstanding principal amount with respect to the applicable vessel or for an aggregate amount of $36 million ($7.2 million per vessel) at the end of the fourth year of the bareboat charter.

The scheduled leaseback installments payable on a monthly basis by our subsidiaries reflect a rate of $24,000 per day for the first two years, $10,300 per day for the third year and $3,500 per day for the fourth and fifth years of the charter, which represents the equivalent of an interest rate on outstanding principal obligations of approximately 4.73%. The obligations of our subsidiaries under the bareboat charters are guaranteed by Danaos Corporation, and are secured by a general assignment of all hire freights, income and earnings, including any charter of more than twelve months’ duration, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and stock pledges.

The agreement contains equivalent financial and other covenants and events of default, including change of control and cross default, to those contained in our Citi/NatWest $815 million Senior Secured Credit Facility, as described above, other than that it requires a minimum fair market value collateral coverage ratio of 110%.

Acquired Gemini Financing Arrangements

On July 1, 2021, the Company acquired right-of-use assets and assumed finance lease liability related to the Gemini’s vessels Suez Canal and Kota Lima (ex Genoa), which expires in July 2022. On July 1, 2021, the Company assumed outstanding principal of a Eurobank facility from Gemini related to the vessels Belita, Leo C and Catherine C. The assumed balance of $23.1 million is payable in thirteen consecutive quarterly instalments and a balloon payment of $13.5 million payable through August 2024. This credit facilities’ financial covenants were amended to require the maintenance of the same financial covenants as the Citibank/Natwest $815 million senior secured credit facility.

2020 Credit Facilities

On April 8, 2020, our subsidiaries Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank for an amount up to $24.0 million drawn down in full on April 9, 2020 (the “First Tranche”). The loan was used to partially finance the acquisition costs of two newly acquired vessels Niledutch Lion and Phoebe. Additionally, on December 11, 2020, our subsidiaries Oceancarrier (No.2) Corp. and Oceancarrier (No.3) Corp. drawn down another tranche of the loan amounting to $34.0 million (the “Second Tranche”), which was used to partially finance the acquisition costs of another two newly acquired vessels Bremen and C Hamburg owned by these vessel owning companies. The loan facility is secured by the liens on these vessels and is guaranteed by Danaos. The loan bears interest at LIBOR plus 3.9% margin for the First Tranche and 3.75% for the

Second Tranche. The First Tranche is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period with a balloon payment at maturity amounting to $10.4 million. The Second Tranche is repayable in nineteen quarterly instalments starting from March 31, 2021 over a five year period with a balloon payment at maturity amounting to $15.2 million. This credit facilities financial covenants were amended to require the maintenance of the same financial covenants as the Citi/NatWest $815 million Senior Secured Credit Facility and events of default, including change of control and cross default; however, the maximum outstanding loan to collateral value coverage requirement is 65% and it contains a minimum working capital requirement of $1 million per vessel.

On July 2, 2020, our subsidiary Oceancarrier (No.1) Corp. drew down a loan with SinoPac, which is guaranteed by Danaos, for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel Charleston owned by this vessel owning company, a lien on which vessel secures this loan agreement. Danaos Corporation also provides a guarantee of the obligations under this loan agreement. The loan bears interest at LIBOR plus 3.75% margin and is repayable in nineteen quarterly instalments starting three months after the drawn down over a five year period of the loan with a balloon payment at maturity amounting to $3.8 million. This facility contains a covenant requiring Oceancarrier (No.1) to maintain minimum collateral of the aggregate fair market value of the vessel Charleston or other collateral, if necessary, of at least 120% of the loan balance tested semi-annually, and contains similar events of default, including change of control and cross defaults; however, it does not contain any other financial covenants.

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

The Indenture contains covenants that limit, among other things, our ability and the ability of certain of our existing and future subsidiaries to:

●	pay dividends, make distributions, redeem or repurchase capital stock and make certain other restricted payments of investments;
●	incur additional indebtedness or issue certain equity interests;
●	merge, consolidate or sell all or substantially all assets;
●	issue or sell capital stock of some of the Company’s subsidiaries;

●	sell or exchange assets or enter into new businesses;
●	create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;
●	create liens on assets; and
●	enter into certain transactions with affiliates or related persons.

The Senior Notes are listed on the Official List of The International Stock Exchange (the “ISE”). The ISE is not a regulated market for the purposes of Directive 2004/39/EC. There are no assurances that the Senior Notes will remain admitted for trading on the ISE.

The Senior Notes and the Indenture contain customary events of default, including failure to pay principal or interest, breach of covenants, cross-acceleration to other debt in excess of $30 million and bankruptcy events, all subject to terms, including notice and cure periods, set forth in the Indenture.

The Indenture and the Senior Notes are governed by New York law.

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “—Factors Affecting our Results of Operations—Unrealized gain/(loss) and realized loss on derivatives.”

Contractual Obligations

Our contractual obligations as of December 31, 2021 were:

	Payments Due by Period
		Less than
		1 year	2 – 3 years	4 – 5 years	More than
	Total	(2022)	(2023 – 2024)	(2025 – 2026)	5 years

	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$1,152,025	$95,750	$193,975	$562,300	$300,000
Long-term leaseback obligations(2)	$226,471	$85,815	$102,937	$37,719	—
Accumulated accrued interest(3)	$30,301	$6,146	$24,155	—	—
Interest on long-term debt obligations(4)	$267,462	$61,960	$115,136	$60,545	$29,821
Payments to our manager(5)	$92,454	$33,271	$59,183	—	—
Total	$1,768,713	$282,942	$495,386	$660,564	$329,821
(1)	These long-term debt obligations reflect our existing debt obligations as of December 31, 2021, including the quarterly fixed principal payments we are required to make under the 2021 and 2020 Credit Facilities and our Senior Notes. These long-term debt obligations also include contractual amortization payments of our Eurobank senior secured credit facility.
(2)	Long-term leaseback obligations reflect our existing leaseback obligations related to the refinancing of two of our 13,100 TEU vessels in May 2020, the refinancing of five of our 8,530 TEU vessels in April 2021 with Oriental Fleet and two of our 5,600 TEU vessels acquired from Gemini in July 2021. The monthly payments do not include imputed interest assumed in the leases, which is included in interest payments under (4) below.

(3)	Accumulated accrued interest reflects the interest expense related to the future periods on certain debt facilities giving effect to the 2018 Refinancing as a result of the troubled debt restructuring accounting, as refinanced in 2021, using an average LIBOR rate of 0.73% for 2022 and of 1.47% thereafter. The calculation of interest is based on outstanding debt balances as of December 31, 2021, amortized by the contractual fixed amortization payments. The actual amortization and LIBOR we pay may differ from management’s estimates, which would result in different interest payment obligations.
(4)	The interest payments in this table reflect our existing debt obligations as of December 31, 2021. The calculation of interest is based on outstanding debt balances and leaseback obligations as of December 31, 2021 amortized by the contractual fixed amortization payments and excluding payments of accumulated accrued interest described under (3) above. The interest payments on debt obligations in this table are based on an assumed average LIBOR rate of 0.73% in the year ended December 31, 2022, up to 1.79% in the twenty-four months ended December 31, 2024 and up to a maximum of 1.71% thereafter, and an imputed interest expense assumed in the leaseback agreement. The actual amortization we pay may differ from management’s estimates, potentially materially, which would result in different interest payment obligations.
(5)	Under our management agreement with Danaos Shipping, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2021, we had a fleet of 71 containerships, out of which 69 were on time charter and two on bareboat charter. In addition, we also will pay our Manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725,000 per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We will be obligated to make the payments set forth in the above table under our management agreement, based on our contracted revenue as of December 31, 2021 for periods subsequent thereto, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues” with respect to the fee of 1.25%, and assuming no change to the number of vessels in our fleet with respect to the per vessel per day fees described above except for the vessels Catherine C and Leo C, which we agreed to sell and are expected to be delivered to their buyer in November 2022. In addition to the amounts set forth in the table, we will be obligated to pay the 1.25% fee on revenue generated by our vessels with uncontracted days during these periods under contracts that have not yet been arranged. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

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

After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, charter rates for containerships have generally improved to new all times high levels. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time, but may again decline, particularly if the negative impact of the pandemic on global economic activity persists for longer than anticipated. Containerized trade was estimated to have increased by 6.5% in 2021, after declining 3.0% in 2020, compared to an estimated increase in global gross domestic product (“GDP”) of 5.9% in 2021, reflecting partial recovery of the COVID-19 pandemic effects. In general, container trade is correlated with global GDP, with container trade growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, due to an extended period of COVID-19 related restrictions or otherwise, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline. Currently, container trade is expected to grow further by 3% to 4% in 2022.

Overall, available tonnage in the containership sector remains tight with very few ships available to fix at the end of 2021. The average idle capacity stood at approximately 1.2% of global fleet capacity at the end of 2020. The average idle capacity recorded in full year 2019 came to 6%.

Earnings improved with the guideline rate for a 4,400 TEU Panamax reaching $100,000 per day at the end of 2021 compared to $24,600 and $13,600 per day at the end of 2020 and 2019, respectively. Containership newbuilding orders totaled 4.2 million TEU in 2021 compared to 0.8 million TEU ordered in 2020, representing significant increase compared to that seen in prior years. The size of the order book compared to global fleet capacity increased sharply to 22.9% compared to 9.9% at the end of 2020 and 10.6% as of the end of 2019. The orderbook, both in absolute terms and as a percentage of the existing fleet, is highest in the segment for vessels over 12,000 TEU. The “slow-steaming” of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. While generally reporting strong profitability in the second half of 2020 and 2021, a number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as having entered into consolidating mergers or formed cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the critical accounting estimates, accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please refer to Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this annual report.

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

On July 1, 2021, we exercised our option to acquire the remaining 51% equity interest in Gemini, which owns five vessels. Substantially all of the fair value of the gross assets acquired was concentrated in adjusted vessels value. Therefor we have accounted for this acquisition as an asset acquisition. Two of the five vessels of Gemini were acquired with the right-of-use asset, which was measured at fair value on the date of the acquisition with useful life until July 2022. Amortization of the right-of-use asset is calculated and recognized on a straight-line basis over the remaining lease term after considering the estimated residual value of the vessel. Additionally, on July 7, 2021, we entered into an agreement to acquire six secondhand vessels from an unrelated seller, which were also recorded as acquisition of assets. All eleven vessels acquired in 2021 were purchased with their existing time charter contracts, fair values of which were below market. We have recognized the fair value of these assumed time charter contracts separately under unearned revenue on the date of acquisition.

In 2020, we acquired five vessels in the secondhand market, all of which were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels did not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid.

The adoption of ASU 2017-01 “Business Combinations (Topic 805)” on January 1, 2018 did not have any material effect on our financial statements. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, the vessel itself, the set is not a business. Generally, the following assets will be considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

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

Time Charters Assumed on Acquisition of Vessels

Eleven of our vessel additions in 2021 were acquired with attached time charter agreements, which were below market terms prevailing at their acquisition date. As the present value of the contractual cash flows of these time charter agreements assumed was lower than its current fair value, the difference was recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Amortization of these time charter agreements resulted in an increase of our revenue by $27.6 million in the year ended December 31, 2021. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter durations (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the weighted average cost of capital for the shipping industry close to the acquisition date and the estimated average off-hire rate.

Accounting for Revenue and Expenses

We derive our revenue from time charters and bareboat charters of our vessels, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by us such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from our time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed. Time charter contracts assumed on acquisition dates of the secondhand vessels are amortized into revenue over the period of each time charter assumed.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2021, 2020 and 2019.

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

Troubled Debt Restructuring and Accumulated Accrued Interest

Prior to the finalization of the 2018 Refinancing, we concluded that we were experiencing financial difficulty and that certain of our lenders granted a concession (as part of the 2018 Refinancing). We were experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and we were not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring (“TDR”) was applied at the 2018 Refinancing Closing Date for the HSH credit facility and the RBS credit facility.

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

Following the refinancing of the related loan facilities and to the extent these facilities are extinguished and should no future cash interest payments will be required, the accumulated accrued interest related to these loan facilities is recognized under the gain on debt extinguishment in the consolidated statements of income.

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

Fair Value and Impairment of Securities

With regard to our equity securities in ZIM, which were initially recognized at cost of $28.7 million, we evaluate if any event or change in circumstances has occurred in the reporting period that may have a significant adverse effect on the fair value of our investment. If an event or change that causes an adverse effect on the fair value of our investment occurs, as evidenced by the presence of an impairment indicator, the fair value of our investment should be estimated. In 2016, ZIM experienced significant deterioration of its financial results, reported significant operating losses, negative equity and negative working capital mainly as a result of the adverse change in the general containership market conditions. As a result of these adverse conditions, we estimated the fair value of our equity investment in ZIM at nil, therefore we recorded an impairment loss amounting to $28.7 million in the year ended December 31, 2016. Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, we measure the investment in ZIM equity securities at cost, less impairment, adjusted for subsequent observable price changes. In March 2020, we increased our equity participation in ZIM to approximately 10.2% by acquisition of additional shares for $75 thousand. On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange (“NYSE”) of its ordinary shares. We owned 10,186,950 ordinary shares of ZIM following its listing on the NYSE. We have sold 3,000,000 shares of ZIM in the year ended December 31, 2021 resulting in net proceeds of $120.7 million. The fair value of the remaining 7,186,950 ordinary shares of ZIM was valued at $423.02 million as of December 31, 2021 based on the closing price of ZIM ordinary shares on the NYSE on such date and recorded at a book value of $75 thousands as of December 31, 2020. For the year ended December 31, 2021, we recognized $543.65 million of gain on these shares, of which $422.97 million is unrealized gain related to the ZIM ordinary shares still held on December 31, 2021. Additionally, we recognized dividends on these shares amounting to $34.34 million in the year ended December 31, 2021. Both the gain and dividends are reflected under “Gain on investments” in the consolidated statements of income.

With regard to our debt securities in ZIM and HMM, we originally recognized these securities as held to maturity based on our positive intent and ability to hold these securities to maturity. These securities were initially recognized at amortized costs, net of other than temporary impairment losses. We evaluate these securities for other than temporary impairment at each reporting date. We adopted ASU 2016-13 “Financial Instruments – Credit Losses (Topic 326)” on January 1, 2020. Debt securities are considered impaired if the fair value of the investment is less than its amortized costs. In our evaluation we consider the following (i) if we intend to sell these debt securities, (ii) it is more likely than not that we will be required to sell these securities before the recovery of their entire amortized cost basis or (iii) if a credit loss exists, which means that we do not expect to recover the entire amortized cost basis of these securities. If it is determined that we intend to sell the security or it is more likely than not that we will be required to sell the securities before the recovery of its entire amortized cost basis, the impairment loss, difference between the fair value and amortized cost basis of the securities, will be recorded in our Consolidated Statements of Operations. The fair value of debt securities was estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market and (3) the available market data for yield-to-maturity for the corporate bonds, if available. The weightings and the yield-to-maturities used in the calculation of fair value of the debt securities are assumptions that require significant management judgement. With regard to ZIM debt securities, as a result of the deterioration of ZIM’s financial results in 2016, as described above, we did not expect the present value of future cash flows to be collected to exceed their amortized cost basis due to a change in the timing of these expected cash flows. Thus an other than temporary impairment, a credit loss, has occurred as of December 31, 2016 amounting to $0.7 million. We received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021 and $47.2 million of mandatory repayment of all remaining ZIM Series 1 and Series 2 Notes and accrued interest of $6.4 million in June 2021.

On March 28, 2017, we sold $13.0 million principal amount of HMM notes carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were used to repay related outstanding debt obligations. The loss on sale of $2.4 million was recognized under “Other income/(expenses), net” in the Consolidated Statements of Operations for the year ended December 31, 2017. The sale of these notes resulted in a transfer of all remaining held to maturity HMM notes and ZIM notes into the available for sale securities at fair value and unrealized losses amounting to $11.6 million and $38.2 million as of December 31, 2020 and 2019, respectively, were recognized in other comprehensive loss. The fair value of available for sale securities was estimated based on weighted combination of a quoted (non-binding) price from a third party broker, a yield-to-maturity analysis of a similar bond(s) in an active market and the available market data for YTM for the corporate bonds, if available. In the year ended December 31, 2021, we received $26.0 million of mandatory repayment of all remaining HMM Loan Notes 1 and Notes 2 and related accrued interest of $4.1 million.

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

As of December 31, 2021, no events or circumstances occurred, which may trigger the existence of potential impairment of some of our vessels.

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

Impairment Sensitivity Analysis

As of December 31, 2021, an internal analysis, which is based on our vessel’s market valuation as described in our credit facilities and accepted by our lenders as of December 31, 2021, suggests that none of our vessels have current market value below its carrying value.

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

			Net Book Value	Net Book Value
			December 31, 2021	December 31, 2020
		Year	(In thousands	(In thousands
Vessel	TEU	Built	of Dollars)	of Dollars)
Hyundai Honour(1)	13,100	2012	$129,832	$135,617
Hyundai Respect(1)	13,100	2012	129,930	135,684
Hyundai Smart(1)	13,100	2012	131,346	137,091
Hyundai Speed(1)	13,100	2012	131,880	137,666
Hyundai Ambition(1)	13,100	2012	132,448	138,241
Express Berlin(1)	10,100	2011	104,098	108,644
Express Rome(1)	10,100	2011	104,588	109,127
Express Athens(1)	10,100	2011	104,542	109,275
Le Havre(1)	9,580	2006	51,199	53,903
Pusan C(1)	9,580	2006	50,368	52,821
Bremen	9,012	2009	30,105	31,193
C Hamburg	9,012	2009	30,117	31,189
Niledutch Lion	8,626	2008	26,936	27,508
Charleston	8,533	2005	22,882	23,610
Belita	8,533	2006	56,024	—
CMA CGM Melisande(1)	8,530	2012	87,726	91,535
CMA CGM Attila(1)	8,530	2011	83,148	86,855
CMA CGM Tancredi(1)	8,530	2011	84,995	88,772
CMA CGM Bianca(1)	8,530	2011	85,502	89,271
CMA CGM Samson(1)	8,530	2011	85,611	89,359
America(1)	8,468	2004	40,873	43,266
Europe(1)	8,468	2004	39,930	42,275
Phoebe	8,463	2005	25,042	26,062
CMA CGM Moliere(1)	6,500	2009	61,918	64,954
CMA CGM Musset(1)	6,500	2010	62,895	65,714
CMA CGM Nerval(1)	6,500	2010	63,396	66,213
CMA CGM Rabelais(1)	6,500	2010	64,137	66,932
CMA CGM Racine(1)	6,500	2010	64,116	66,930
YM Mandate	6,500	2010	66,612	69,833
YM Maturity	6,500	2010	67,574	70,807
Catherine C	6,422	2001	45,834	—
Leo C	6,422	2002	47,417	—
ZIM Savannah (ex Performance)	6,402	2002	8,924	8,940
Dimitra C	6,402	2002	9,033	9,052
Wide Alpha	5,466	2014	54,617	—
Wide Bravo	5,466	2014	54,658	—
Maersk Euphrates	5,466	2014	54,431	—
Wide Hotel	5,466	2015	56,255	—
Wide India	5,466	2015	56,125	—
Wide Juliet	5,466	2015	56,140	—
Seattle C	4,253	2007	10,597	10,611
Vancouver	4,253	2007	10,244	10,576
Rio Grande	4,253	2008	11,784	12,176
ZIM Sao Paolo	4,253	2008	12,252	12,675
ZIM Kingston	4,253	2008	12,550	12,977
ZIM Monaco	4,253	2009	12,927	13,374
Dalian (ex ZIM Dalian)	4,253	2009	13,324	13,791
ZIM Luanda	4,253	2009	13,890	14,366
Derby D	4,253	2004	5,339	5,197
Tongala (ex ANL Tongala)	4,253	2004	5,334	5,333
Dimitris C	3,430	2001	5,029	5,055
Express Brazil	3,400	2010	6,656	6,736
Express France	3,400	2010	6,640	6,717
Express Spain	3,400	2011	6,955	7,044
Express Argentina	3,400	2010	6,624	6,704
Express Black Sea	3,400	2011	7,131	7,285
Colombo	3,314	2004	8,914	9,079
Singapore	3,314	2004	8,766	9,088
Zebra	2,602	2001	4,119	4,083
Artotina (ex Danae C)	2,524	2001	4,101	3,992
Amalia C	2,452	1998	3,492	3,236
Advance	2,200	1997	2,733	2,686
Future	2,200	1997	2,726	2,679
Sprinter	2,200	1997	2,736	2,689
Stride	2,200	1997	2,686	2,686
Progress C	2,200	1998	2,737	2,690
Bridge	2,200	1998	2,734	2,687
Highway	2,200	1998	2,738	2,692
Vladivostok	2,200	1997	2,689	2,689
Total			$2,861,651	$2,479,937

(1)	Indicates vessels for which, as of December 31, 2020, the estimated market value was lower than the vessel’s carrying value. The aggregate carrying values of these twenty-two vessels exceeded their aggregate estimated market value by approximately $519.7 million as of December 31, 2020.

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

Newly Implemented Accounting Principles:

We adopted Topic 326 “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments” on January 1, 2020. This standard provides new guidance for measuring and recognizing credit losses on financial instruments using the modified retrospective approach with a cumulative effect adjustment to opening retained earnings recorded at the beginning of the period of adoption. The standard applies to the allowance for uncollectible debt securities in our books, but did not result in any significant changes to the allowance methodology and did not have a material impact on our consolidated financial statements for the years ended December 31, 2021 and 2020.

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) – Scope” which clarifies the scope of Topic 848. The ASU 2020-4 was effective for us beginning on March 12, 2020 and we will apply the amendments prospectively through December 31, 2022. There was no impact to our consolidated financial statements for the years ended December 31, 2021 and 2020 as a result of adopting this standard update. Currently, we have various contracts that reference LIBOR and are assessing how this standard may be applied to possible future specific contract modifications.

Item 6.  Directors, Senior Management and Employees

The following table sets forth, as of February 28, 2022, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	65	President and CEO and Class I Director
Iraklis Prokopakis	71	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	48	Chief Financial Officer and Secretary
Dimitris Vastarouchas	54	Deputy Chief Operating Officer
Petros Christodoulou	61	Class I Director
Myles R. Itkin	74	Class I Director
Miklós Konkoly-Thege	78	Class III Director
William Repko	72	Class III Director

The term of our Class III directors expires in 2022, the term of our Class II directors expires in 2023 and the term of our Class I directors expires in 2024. Certain biographical information about each of these individuals is set forth below.

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

Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 24 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company’s initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master’s of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 26 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

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

Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate cash compensation of €1.8 million ($2.1 million), €1.5 million ($1.8 million) and €1.5 million ($1.7 million) for the years ended December 31, 2021, 2020 and 2019, respectively. As of January 1, 2022, the annual base compensation of our executive officers was increased by €180,000 in the aggregate. Our executive officers are also eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “—Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $11.8 million, $1.0 million and $3.6 million in the years ended December 31, 2021, 2020, and 2019, respectively.

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

Employees

We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, which are the only employees of Danaos Corporation or its subsidiaries. As of December 31, 2021, 1,556 people served on board the vessels in our fleet and 159 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. Crew wages and other related expenses are paid by our Manager and our Manager is reimbursed by us. We are not responsible for the compensation of our Manager’s shore-based employees.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Board of Directors

At February 28, 2022, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Anthony Kandylidis resigned from our board of directors in January 2022. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Konkoly-Thege and Repko, is independent within the requirements of the New York Stock Exchange.

In accordance with the terms of the August 6, 2010 subscription agreement between Sphinx Investment Corp. and us, we have agreed to nominate such person, who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the board of directors at each annual meeting of stockholders at which the term of the person so nominated expires, as was the case in 2020 and at which time Anthony Kandylidis was so designated by Sphinx Investment Corp., so long as such investor beneficially owns at least 5% of our outstanding common stock, as it did until October 2020. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. Coustas agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of any such nominee standing for election, owning at least 5% of our outstanding common stock, as it did until October 2020. Anthony Kandylidis was elected to the board of directors pursuant to this arrangement in July 2020, and resigned from our board of directors in January 2022. Under the terms of the subscription agreement, Sphinx Investment Corp. also has a right to participate in any subsequent issuances of our common stock pro rata based on its percentage ownership of our common stock immediately prior to such issuance.

To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2022. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

The board of directors and our company’s management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC. Our Restated Articles of Incorporation and amended and restated Bylaws are the foundation of our corporate governance. We have adopted a number of key documents that are the foundation of its corporate governance, including:

●	a Code of Business Conduct and Ethics for officers and employees;
●	a Code of Conduct and Ethics for Corporate Officers and Directors;
●	an Ethics and Compliance Policy;
●	an Anti-Fraud Policy;
●	an Anti-Bribery and Corruption Policy and Anti-Money Laundering Policy;
●	a Nominating and Corporate Governance Committee Charter;
●	a Compensation Committee Charter; and
●	an Audit Committee Charter.

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

Committees of the Board of Directors

We are a “foreign private issuer” under SEC rules promulgated under the Securities Act and within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee is a non-independent director and (2) we have not sought stockholder approval for the adoption of our amended and restated 2006 equity compensation plan and certain issuances of common stock, including the common stock issued in connection with the consummation of the 2018 Refinancing, and we may not seek stockholder approval for future issuances of common stock, as permitted by applicable Marshall Islands law. See “Item 16G. Corporate Governance.”

Audit Committee

Our audit committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko, each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2021, there were five meetings of the audit committee.

Compensation Committee

Our compensation committee consists of Miklós Konkoly-Thege (chairman), William Repko and Petros Christodoulou. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2021, there were five meetings of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2021, there were five meetings of the nominating and corporate governance committee.

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

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares vested on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020 and 2021, 714 and 1,685 of these shares were forfeited, respectively, and 64,489 restricted shares vested on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On

March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited, 9,650 vested on December 31, 2021 and the remaining 19,300 restricted shares are scheduled to vest on December 31, 2022. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. Additionally, on December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. 19,300 shares and 215,562 shares of restricted stock are issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.

The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2021, 2020 and 2019, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.  Major Shareholders and Related Party Transactions

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 39.0% of our outstanding common stock as of February 28, 2022. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement.

In connection with the 2021 Debt Refinancing, on April 1, 2021, our management agreement with the Manager was amended and restated to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. The fees payable to the Manager pursuant to the management agreement were not changed in connection with this amendment and are fixed through the term of the management agreement, which extends until December 31, 2024.

Management fees in respect of continuing operations under our management agreement amounted to approximately $19.9 million in 2021, $17.7 million in 2020 and $16.8 million in 2019. The related expenses are presented under “General and administrative expenses” on the Consolidated Statement of Income. We pay monthly advances in regard to the next month vessels’ operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under “Due from related parties” and totaled $21.9 million and $20.4 million as of December 31, 2021 and 2020, respectively.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

●	technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and war risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

●	administrative services, which include, in each direction of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and
●	commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time.

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

Compensation of Our Manager

For 2022 we will pay our manager the following fees, which are fixed through the current term of the management agreement expiring on December 31, 2024: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro-rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro-rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

Term and Termination Rights

The management agreement is for a term expiring on December 31, 2024.

Our Manager’s Termination Rights.  Our Manager may terminate the management agreement prior to the end of its term in the two following circumstances:

●	if any moneys payable by us shall not have been paid within 60 business days of payment having been demanded in writing; or

●	if at any time we materially breach the agreement and the matter is unresolved within 60 days after we are given written notice from our Manager.

Our Termination Rights.  We may terminate the management agreement prior to the end of its term in the two following circumstances upon providing the respective notice:

●	if at any time our Manager neglects or fails to perform its principal duties and obligations in any material respect and the matter is unresolved within 20 days after our Manager receives written notice of such neglect or failure from us; or
●	if any moneys payable by the Manager under or pursuant to the management agreement are not promptly paid or accounted for in full within 10 business days by the Manager in accordance with the provisions of the management agreement.

We also may terminate the management agreement immediately under any of the following circumstances:

●	if either we or our Manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;
●	if either we or our Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our Manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our Company or the Manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our Company or the Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager’s or our Company’s undertaking, property or assets or if an order is made or a resolution is passed for our Manager’s or our winding up;
●	if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our Manager’s property which is not discharged within 20 business days;
●	if the Manager ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by us; or
●	if either our Manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our Manager respectively for a period of two consecutive months or more.

In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

●	if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;
●	if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel’s constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;
●	if the vessel covered by such ship management agreement is requisitioned for title or any other compulsory acquisition of the vessel occurs, otherwise than by requisition by hire; or
●	if the vessel covered by such ship management agreement is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within 20 business days.

Non-competition

Our Manager has agreed that, during the term of the management agreement and for a period of one year following termination of the Management Agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period pursuant to a restrictive covenant agreement with us, which was amended in connection with the 2018 Refinancing, including to (1) extend its term until December 31, 2024 and (2) provide that certain provisions of the agreement will cease to apply upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL, and in connection with the 2021 Debt Refinancing to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels.

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

Gemini Shipholdings Corporation

On August 5, 2015, we entered into a Shareholders Agreement (the “Gemini Shareholders Agreement”), with Gemini Shipholdings Corporation (“Gemini”) and Virage International Ltd. (“Virage”), a company controlled by our largest stockholder, DIL, in connection with the formation of Gemini to acquire and operate containerships. We and Virage owned 49% and 51%, respectively, of Gemini’s issued and outstanding share capital from inception through the second quarter of 2021. On July 1, 2021 we exercised our option, under the Gemini Shareholders Agreement, to acquire from Virage the remaining 51% equity interest in Gemini not already owned by the Company. The purchase price for Virage’s 51% equity interest was $86.7 million in cash. Upon completion of the acquisition, we now own 100% of Gemini and consolidate Gemini within our financial results.

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance.

During the years ended December 31, 2021, 2020 and 2019, we paid premiums of $5.2 million, $4.3 million and $4.4 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2022 held by:

●	each person or entity that we know beneficially owns 5% or more of our common stock;
●	each of our officers and directors; and
●	all our directors and officers as a group.

Our major stockholders have the same voting rights as our other stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2022 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 20,716,638 shares of common stock outstanding as of February 28, 2022. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of
	Shares of	Percentage
	Common	of
	Stock	Common
	Owned	Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	8,081,651	39.0%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	219,693	1.1%
Evangelos Chatzis Chief Financial Officer and Secretary	75,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
Myles R. Itkin Director	4,000	*
Miklós Konkoly-Thege Director	19,290	*
William Repko Director	4,000	*
Petros Christodoulou Director	4,000	*
All executive officers and directors as a group (8 persons)	8,497,565	41.0%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	8,081,651	39.0%
RBF Capital LLC(3)	1,435,161	6.9%
*	Less than 1%.
(1)	By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.
(2)	According to a Schedule 13D/A jointly filed with the SEC on September 16, 2021 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.
(3)	Based on information reported on a Schedule 13G/A filed with the SEC on January 21, 2020 by RBF Capital LLC.

As of February 28, 2022, we had approximately 69 stockholders of record, two of which were located in the United States and held an aggregate of 20,674,493 shares of common stock. However, one of the United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company, which held 20,674,351 shares of our common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

DIL owns approximately 39.0% of our outstanding common stock. This stockholder is able to exert significant influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions.

A “Change of Control” will give rise to a mandatory prepayment in full under our Citi/NatWest $815 million Senior Secured Credit Facility. See “Item 5. Operating and Financial Review and Prospects—Citi/NatWest $815 million Senior Secured Credit Facility.” In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Senior Notes.”

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

The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2021 and 2020.

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

Dividend Policy.  We reinstated quarterly cash dividend payments in 2021. We declared and paid dividends of $30.9 million to our stockholders from our retained earnings in 2021, paying a dividend of $0.50 per share of common stock on June 9, 2021, August 30, 2021 and December 2, 2021. On February 7, 2022, we declared a dividend of $0.75 per share of common stock, which was paid on February 28, 2022 to shareholders of record as of February 17, 2022. Under our credit facilities, we are permitted to pay dividends so long as no event of default has occurred or would occur as a result of the payment of such dividends, and we remain in compliance with the financial and other covenants thereunder. Our Senior Notes Indenture contains limitations on the amount we can pay as dividends on our capital stock. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Declaration and payment of any future dividend is subject to the discretion of our board of directors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See “Item 3. Key Information—Risk Factors—Risks relating to our common stock” for a discussion of the risks related to dividend payments.

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

Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share. On October 9, 2020, we repurchased 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. As of December 31, 2021, 25,056,009 shares of common stock were issued and 20,716,738 shares of common stock were outstanding, and as of February 28, 2022, 25,055,909 shares of common stock were issued and 20,716,638 shares of common stock were outstanding. No shares of preferred stock were issued or outstanding as of December 31, 2021 and February 28, 2022. All of our shares of stock are in registered form.

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

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested stockholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

●	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or
●	any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

●	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all our assets, determined on a consolidated basis, or the aggregate value of all our outstanding stock;

●	certain transactions that result in the issuance or transfer by us of any stock of the Company or any direct or indirect majority-owned subsidiary of the Company to the interested stockholder;
●	any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested stockholder or any affiliate or associate of the interested stockholder; and
●	any receipt by the interested stockholder of the benefit directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

●	before a person became an interested stockholder, our board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;
●	at or following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder;
●	the stockholder was or became an interested stockholder prior to the consummation of our initial public offering of common stock under the Securities Act;
●	a stockholder became an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between our company and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
●	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:
(i)	a merger or consolidation of our company (except for a merger in respect of which, pursuant to the BCA, no vote of the stockholders of our company is required);
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

Amended and Restated Management Agreement. For a description of the Amended and Restated Management Agreement, dated April 1, 2021, between Danaos Shipping Company Limited and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreement.”

Amended and Restated Restrictive Covenant Agreement. For a description of the Amended and Restated Restrictive Covenant Agreement, dated April 1, 2021, between Danaos Corporation, DIL and Dr. John Coustas, please see “Item 7. Major Shareholders and Related Party Transactions—Non-competition.”

Senior Secured Credit Facility. For a description of the Facility Agreement for $815 million Loan Facility, dated April 1, 2021, between Danaos Corporation, as borrower, certain of its subsidiaries as guarantors, and Citibank N.A. and National Westminster Bank plc, please see “Item 5. Operating and Financial Review and Prospects”.

Senior Notes Indenture. For a description of the Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, please see “Item 5. Operating and Financial Review and Prospects—Senior Notes”.

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

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2021, our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the “listing threshold”. Since our common stock is our sole class of stock we satisfied the listing threshold for 2021 and expect to continue to do so for subsequent taxable years.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2021. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2021 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

Approximately 39.0% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

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

Our U.S.-source shipping income, other than leasing income, will be considered “effectively connected” with the conduct of a United States trade or business only if:

●	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
●	substantially all (at least 90%) of our U.S.-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for operating that begin or end in the United States.

Our U.S.-source shipping income from leasing will be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

●	substantially all (at least 90%) of our U.S.-source shipping income from leasing is attributable to such fixed place of business.

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

PFIC Status and Material U.S. Federal Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
●	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

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

While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2021. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, including if we increase our cash on hand or our investment in ZIM increases in value, or that we can avoid being treated as a PFIC for any taxable year.

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

Taxation of United States Holders Not Making a Timely QEF or Mark- to-Market Election

Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
●	the amount allocated to the current taxable year or to any portion of the United States Holder’s holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non- United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or
●	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a noncorporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2021, 2020 and 2019, respectively, representing amortization over the depreciable life of the vessels.

Assuming no changes to our borrowings or hedging instruments after December 31, 2021, a 10 basis points increase in interest rates on our floating rate debt outstanding at December 31, 2021 would result in a decrease of approximately $0.6 million in our earnings in 2022. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2021 we incurred approximately 24.0% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2021, approximately 32.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.  Controls and Procedures

15A.  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2021. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

In making its assessment of our internal control over financial reporting as of December 31, 2021, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

15C.  Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2021, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16B.  Code of Ethics

We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2021.

Item 16C.  Principal Accountant Fees and Services

PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021 and 2020.

The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2021 and 2020 and breaks down these amounts by the category of service.

	2021	2020

	(in thousands of
	dollars)
Audit fees	$497.1	$456.4
Audit-related fees	—	—
Total fees	$497.1	$456.4

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

Audit-related Fees; Tax Fees; All Other Fees

No audit-related, tax or other services were provided for the year ended December 31, 2021 and 2020.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have not repurchased any of our equity securities in the year ended December 31, 2021 or in January or February 2022.

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

Item 16H.  Mine Safety Disclosure

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 17.  Financial Statements

Not Applicable.

Item 18.  Financial Statements

Reference is made to pages F-1 through F-40 included herein by reference.

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

2.2

Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, including form of Danaos Corporation 8.500% Senior Notes due 2028 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on February 17, 2021)

4.1

Amended and Restated Management Agreement with Danaos Shipping Co. Ltd., dated April 1, 2021, between Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on April 13, 2021)

4.2

Amended and Restated Restrictive Covenant Agreement, dated April 1, 2021, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on April 13, 2021)

4.3	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 6, 2019).

4.4	Directors’ Share Payment Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)

4.5

2006 Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)

4.6

Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B, for August 2010 common stock sale (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 27, 2010)

4.7

Facility Agreement for $815 million Loan Facility, dated April 1, 2021, between Danaos Corporation, as borrower, certain of its subsidiaries as guarantors, and Citibank N.A. and National Westminster Bank plc (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on April 13, 2021)

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

15	Consent of Independent Registered Public Accounting Firm

101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION

/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 3, 2022

Report of Independent Registered Public Accounting Firm

To the board of directors and the stockholders of Danaos Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Time Charters Assumed on Acquisition of Vessels

As described in Notes 2,3 and 5 to the consolidated financial statements, as of December 31, 2021, the carrying value of the Company’s time charters assumed on acquisition of vessels was a liability of $82.4 million. When the present value of the contractual cash flows of the time charter assumed is lower than its current fair value, the difference is recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the weighted average cost of capital for the shipping industry close to the acquisition date and the estimated average off-hire rate.

The principal considerations for our determination that performing procedures relating to time charters assumed on acquisition of vessels is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of time charters assumed due to the significant judgement by management when developing the estimate; and (ii) the significant audit effort in evaluating the significant assumptions related to the estimated daily time charter rate prevailing in the market (including the estimated time charter expiry date).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the time charters assumed and controls over the development of significant assumptions related to the estimated daily time charter rate prevailing in the market (including the estimated time charter expiry date). These procedures also included testing management’s process for estimating the fair value of time charters assumed. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Evaluating the reasonableness of the assumption related to the estimated daily time charter rates, including the estimated time charter expiry date of the contract, involved i) comparing the daily time charter rate assumption with other relevant market data, and, ii) assessing whether the assumption was consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 3, 2022

We have served as the Company’s auditor since 2000.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
		December 31,	December 31,
	Notes	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$129,410	$65,663
Restricted cash	4	346	—
Accounts receivable, net		7,118	7,556
Inventories		12,579	9,619
Prepaid expenses		2,032	855
Due from related parties	11	21,875	20,426
Other current assets	7	459,132	14,329
Total current assets		632,492	118,448
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,055,792 (2020: $941,960)	5	2,861,651	2,479,937
Right-of-use assets, net of accumulated amortization of $3,085	3,5	79,442	—
Deferred charges, net	6	11,801	17,339
Investments in affiliates	3	—	15,273
Other non-current assets	7	41,739	83,383
Total non-current assets		2,994,633	2,595,932
Total assets		$3,627,125	$2,714,380

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$18,925	$10,613
Accrued liabilities	8	20,846	10,960
Current portion of long-term debt, net	10	95,750	155,662
Current portion of long-term leaseback obligation, net	5	85,815	24,515
Accumulated accrued interest, current portion	10	6,146	18,036
Unearned revenue	3,5,7	83,180	19,476
Other current liabilities	10	8,645	423
Total current liabilities		319,307	239,685
LONG-TERM LIABILITIES
Long-term debt, net	10	1,017,916	1,187,345
Long-term leaseback obligation, net of current portion	5	136,513	95,585
Accumulated accrued interest, net of current portion	10	24,155	136,433
Unearned revenue, net of current portion	3,5,7	37,977	19,574
Other long-term liabilities	10	3,234	181
Total long-term liabilities		1,219,795	1,439,118
Total liabilities		1,539,102	1,678,803
Commitments and Contingencies	16	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2021 and December 31, 2020)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2021 and December 31, 2020. 25,056,009 and 24,788,598 shares issued; and 20,716,738 and 20,449,327 shares outstanding as of December 31, 2021 and December 31, 2020, respectively)	18	207	204
Additional paid-in capital		770,676	755,390
Accumulated other comprehensive loss	7,13	(71,455)	(86,669)
Retained earnings		1,388,595	366,652
Total stockholders’ equity		2,088,023	1,035,577
Total liabilities and stockholders’ equity		$3,627,125	$2,714,380

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2021	2020	2019
OPERATING REVENUES	14, 15	$689,505	$461,594	$447,244

OPERATING EXPENSES
Voyage expenses	11	(24,325)	(14,264)	(11,593)
Vessel operating expenses	11	(135,872)	(110,946)	(102,502)
Depreciation and amortization of right-of-use assets	5	(116,917)	(101,531)	(96,505)
Amortization of deferred drydocking and special survey costs	6	(10,181)	(11,032)	(8,733)
General and administrative expenses	11	(43,951)	(24,341)	(26,837)
Income from Operations		358,259	199,480	201,074
OTHER INCOME (EXPENSES):
Interest income		12,230	6,638	6,414
Interest expense		(68,991)	(53,502)	(72,069)
Gain on investments	7	577,994	—	—
Equity income on investments	3	68,028	6,308	1,602
Gain on debt extinguishment	10	111,616	—	—
Other finance expenses		(1,326)	(2,335)	(2,702)
Other income/(expense), net		4,543	593	556
Loss on derivatives	13	(3,622)	(3,632)	(3,622)
Total Other Income/(Expenses), net		700,472	(45,930)	(69,821)

Income before income taxes		1,058,731	153,550	131,253
Income taxes	7	(5,890)	—	—
Net Income		$1,052,841	$153,550	$131,253

EARNINGS PER SHARE
Basic earnings per share of common stock		$51.75	$6.51	$8.29
Diluted earnings per share of common stock		$51.15	$6.45	$8.09
Basic weighted average number of common shares	19	20,345,394	23,588,994	15,834,913
Diluted weighted average number of common shares	19	20,583,796	23,805,251	16,220,697

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2021	2020	2019
Net Income		$1,052,841	$153,550	$131,253
Other comprehensive income/(loss):
Unrealized gain/(loss) on available for sale securities	7	20,803	26,633	(1,846)
Reclassification to interest income	7	(9,211)	—	—
Amortization of deferred realized losses on cash flow hedges	13	3,622	3,632	3,622
Total Other Comprehensive Income		15,214	30,265	1,776
Comprehensive Income		$1,068,055	$183,815	$133,029

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of United States dollars, except number of shares in thousands)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of January 1, 2019	15,237	$152	$727,562	$(118,710)	$81,849	$690,853
Net income	—	—	—	—	131,253	131,253
Issuance of common stock	9,418	94	53,473	—	—	53,567
Stock compensation	134	2	4,239	—	—	4,241
Net movement in other comprehensive income	—	—	—	1,776	—	1,776
As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net income	—	—	—	—	153,550	153,550
Repurchase of common stock	(4,339)	(44)	(31,083)	—	—	(31,127)
Stock compensation	(1)	—	1,199	—	—	1,199
Net movement in other comprehensive income	—	—	—	30,265	—	30,265
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net income	—	—	—	—	1,052,841	1,052,841
Dividends	—	—	—	—	(30,898)	(30,898)
Stock compensation	268	3	15,275	—	—	15,278
Issuance of common stock	—	—	11	—	—	11
Net movement in other comprehensive income	—	—	—	15,214	—	15,214
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net income	$1,052,841	$153,550	$131,253
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	116,917	101,531	96,505
Amortization of deferred drydocking and special survey costs	10,181	11,032	8,733
Amortization of assumed time charters	(27,614)	—	—
Amortization of finance costs	11,599	11,657	10,795
Exit fee accrued on debt	149	521	556
Debt discount amortization	4,314	5,690	6,071
Gain on investments	(543,653)	—	—
Equity income on investments	(68,028)	(6,308)	(1,602)
Gain on debt extinguishment	(111,616)	—	—
PIK interest	726	2,911	3,375
Payments for drydocking and special survey costs deferred	(4,643)	(16,916)	(7,157)
Stock based compensation	15,278	1,199	4,241
Amortization of deferred realized losses on interest rate swaps	3,622	3,632	3,622
(Increase)/Decrease in:
Accounts receivable	786	(411)	2,080
Inventories	(2,068)	(1,125)	390
Prepaid expenses	(1,096)	603	(244)
Due from related parties	(588)	86	(2,542)
Other assets, current and non-current	(41,270)	3,635	(17,354)
Increase/(Decrease) in:
Accounts payable	4,518	(181)	114
Accrued liabilities	8,787	2,433	(3,295)
Unearned revenue, current and long-term	(832)	(7,438)	(14,995)
Other liabilities, current and long-term	(199)	(422)	(668)
Net cash provided by operating activities	428,111	265,679	219,878
Cash flows from investing activities
Vessels additions and assets acquisitions	(355,720)	(170,661)	(5,680)
Advances for vessels additions	—	—	(15,680)
Investments	196,350	(75)	—
Acquired cash and cash equivalents	16,222	—	—
Net cash used in investing activities	(143,148)	(170,736)	(21,360)
Cash flows from financing activities
Proceeds from long-term debt	1,105,311	69,850	—
Payments of long-term debt	(1,343,725)	(146,747)	(262,572)
Proceeds from sale-leaseback of vessels	135,000	139,080	146,523
Payments of leaseback obligation	(53,799)	(153,904)	(8,309)
Dividends paid	(30,887)	—	—
Payments of accumulated accrued interest	(10,361)	(25,639)	(35,358)
Finance costs	(22,409)	(19,963)	(30,474)
Repurchase of common stock	—	(31,127)	—
Paid-in capital	—	—	54,440
Share issuance costs	—	—	(873)
Net cash used in financing activities	(220,870)	(168,450)	(136,623)
Net increase/(decrease) in cash, cash equivalents and restricted cash	64,093	(73,507)	61,895
Cash, cash equivalents and restricted cash, beginning of year	65,663	139,170	77,275
Cash, cash equivalents and restricted cash, end of year	$129,756	$65,663	$139,170
Supplemental cash flow information: Cash paid for interest	$42,836	$35,215	$54,868

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

The consolidated financial statements of the Company have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, consolidated statements of comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation or acquisition dates.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

As of December 31, 2021, Danaos consolidated the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Charleston	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Phoebe	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah (ex Performance)	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima (ex Genoa)	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Wide Bravo	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian (ex Zim Dalian)	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala (ex ANL Tongala)	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina (ex Danae C)	2001	2,524
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
(1)	Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

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

Investments in affiliates: The Company’s investments in affiliates are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in affiliates for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of Income.

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

Reclassifications in Other Comprehensive Income/(Loss): The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2021, 2020 and 2019, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income	2021	2020	2019
Amortization of deferred realized losses on cash flow hedges	Loss on derivatives	$3,622	$3,632	$3,622
Reclassification to interest income	Interest income	(9,211)	—	—
Total Reclassifications		$(5,589)	$3,632	$3,622

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Income. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Income for each of the years ended December 31, 2021, 2020 and 2019 were $0.2 million loss $0.4 million loss and $0.2 million loss, respectively, and are presented under “Vessel operating expenses” in the Consolidated Statements of Income.

Cash and Cash Equivalents: Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $129.4 million as of December 31, 2021 (December 31, 2020: $65.7 million) comprised cash balances and short-term deposits.

Restricted Cash: Cash restricted accounts include retention accounts and any cash that is legally restricted as to withdrawal or usage. The Company is required to maintain cash on a retention account as collateral for the upcoming scheduled debt repayments related to the Eurobank $30 mil. Facility. On the rollover settlement date, both principal and interest are paid from the retention account. Refer to Note 4, “Cash, Cash Equivalents and Restricted Cash”.

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

Deferred Financing Costs: Loan arrangement fees incurred for obtaining new loans, for loans that have been accounted for as modified and the fees paid to third parties for loans that have been accounted for as extinguished, where there is a replacement debt and the lender remains the same, are deferred and amortized over the loans’ respective repayment periods using the effective interest rate method and are presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability. Unamortized deferred financing costs for extinguished facilities are written-off. Loan arrangement fees related to the facilities accounted for under troubled debt restructuring with future undiscounted cash flows greater than the net carrying value of the original debt are capitalized and amortized over the loan respective repayment period using the effective interest rate method. Additionally, amortization of deferred finance costs is included in interest expenses in the Consolidated Statements of Income.

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

The Company acquired six vessels in the secondhand market and five vessels from Gemini Shipholdings Corporation (“Gemini”) in 2021 and five vessels in the secondhand market in 2020, all of which were considered to be acquisitions of assets. Following adoption of ASU 2017-01 “Business Combinations (Topic 805)” on January 1, 2018, the Company evaluates if any vessel acquisition in secondhand market constitutes a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets are considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

The Company charters in certain vessels under a long-term sale and leaseback arrangement. The proceeds received by the Company from the buyer-lessor were recognized as a financial leaseback obligation as this arrangement did not qualify for a sale of these vessels. The Company has substantive repurchase obligation of these vessels at the end of the leaseback period or earlier, at the Company’s option, and retains the control over these vessels. Each leaseback payment is allocated between the liability and interest expense to achieve a constant interest rate on the leaseback obligation outstanding. The interest element of the leaseback payment is charged under “Interest expense” in the accompanying Consolidated Statements of Income over the leaseback period.

Time Charters Assumed on Acquisition of Vessels: The Company recognizes separately identified assets and liabilities arising from the market value of time charters assumed at the date of vessel delivery associated with the acquisition of secondhand vessels. When the present value of the contractual cash flows of the time charter assumed is lower than its current fair value, the difference is recorded as unearned revenue. When the opposite occurs the difference is recognized as accrued charter revenue. Such liabilities or assets are amortized as an increase in revenue and reduction of revenue, respectively, over the period of each time charter assumed. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter durations (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the weighted average cost of capital for the shipping industry close to the acquisition date and the estimated average off-hire rate.

Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value (refer to Note 5, “Fixed Assets, net & Right-of-use Assets”). Management has estimated the useful life of the Company’s vessels to be 30 years from the year built.

Right-of-Use Assets and Finance Lease Obligations: ASC 842 classifies leases from the standpoint of the lessee as finance leases or operating leases. The determination of whether an arrangement contains a finance lease is based on the substance of the arrangement and is based in accordance with the criteria set such as e.g. transfer of ownership, purchase options, lease duration and present value of lease payments.

Finance leases are accounted for as the acquisition of a right-of use asset and the incurrence of a finance lease obligation by the lessee. On the lease commencement date, a lessee is required to measure and record a lease liability equal to the present value of the remaining lease payments, discounted using the rate of implicit in the lease or if the rate implicit in the lease is not readily determined, at the lessee’s incremental borrowing rate. Subsequently, the lease liability is increased by the interest on the lease liability, determined using effective interest rate that produces a constant periodic discount rate on the remaining balance of the liability, and decreased by the lease payments during the period.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

A lessee initially measures the right-of-use asset at cost, which consists of: the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and any initial direct cost incurred by the lessee. Subsequently, the right-of-use asset is measured at cost plus payment for leasehold improvement less any accumulated amortization and impairment charges. Amortization expense is calculated and recognized on a straight-line basis over the shorter of the useful life of the asset or the lease term, after considering the estimated residual value of the vessel. The residual value of the vessel is equal to the product of its lightweight tonnage and estimated scrap rate at $300 per ton. Amortization of right-of-use assets is included under “Depreciation and amortization of right-of-use assets” in the Consolidated Statements of Income. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying assets, the lessee shall amortize the right-of-use of asset to the end of the useful life of the underlying asset.

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

As of December 31, 2021, the Company concluded that no events and circumstances triggered the existence of potential impairment of its vessels. As of December 31, 2020 and 2019, the Company concluded that events and circumstances triggered the existence of potential impairment of some of its vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company’s strategy is to charter its vessels under multi-year, fixed rate period charters that have the initial terms ranging from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The Company used number of factors and assumptions in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contract for non-contracted revenue days. The estimated daily time charter equivalent rate used for the non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry.

As at December 31, 2020 and 2019, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2020 and 2019, no impairment loss was identified.

Business Combinations: The Company allocates the purchase price of acquisitions to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the acquisition price over those estimated fair values is recorded as goodwill. Changes to the acquisition date provisional fair values prior to the end of the measurement period are recorded as adjustments to the associated goodwill. Acquisition related expenses and restructuring costs, if any, are expensed as incurred.

Investments in Debt Securities: Available for sale securities are carried at fair value with net unrealized gain/(loss) included in accumulated other comprehensive income/(loss), subject to impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Interest income, including amortization of premiums and accretion of discounts are recognized in the interest income in the Consolidated Statements of Income. Upon sale, realized gain/(loss) is recognized in the Consolidated Statement of Income based on specific identification method. The Company adopted ASU 2016-13 “Financial Instruments – Credit Losses (Topic 326)” on January 1, 2020. Management evaluates securities for impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its amortized cost. Consideration is given to: i) if the Company intends to sell the security (that is, it has decided to sell the security); ii) it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis; or iii) a credit loss exists. If it is determined that the Company intends to sell the security or it is more likely than not that the Company will be required to sell the securities before the recovery of its entire amortized cost basis, the impairment loss, difference between the fair value and amortized cost basis of the securities, will be recorded in the accompanying Consolidated Statements of Income.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

The fair value of debt securities is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security. The weightings and the yield-to-maturities used in the calculation of fair value of the debt securities are assumptions that require significant management judgment.

When the securities are impaired at the reporting date, and the Company does not meet the guidance for intending to sell or more likely than not being required to sell the securities before the amortized cost basis is recovered, the Company determines whether the impairment is related to credit or non-credit factors. To determine the amount of impairment related to credit, the Company compares the present value of the cash flows expected to be collected on the securities with the amortized cost basis of the securities. If the present value of cash flows expected to be collected is less than the securities’ amortized cost basis, the difference is recorded as an allowance for credit losses in the accompanying Consolidated Statements of Income. Any remaining difference between the securities’ fair value and amortized cost basis is considered to be non-credit related impairment and is recorded in the accompanying Consolidated Statements of Other Comprehensive Income.

Investments in Equity Securities: Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, the Company measured the investment in ZIM equity securities at cost, less impairment, adjusted for subsequent observable price changes. ZIM equity securities did not have readily determinable fair value until January 27, 2021 when ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Since then ZIM equity securities are valued based on the closing price of ZIM ordinary shares on the New York Stock Exchange at each balance sheet date and unrealized gain/(loss) is recognized in each relevant period. Realized gain/(loss) is recognized on sale of the shares as a difference between the net sale proceeds and original cost less impairment. Realized and unrealized gains/(losses) as well as dividends received on these shares, net of withholding tax, are reflected under “Gain on investments” in the Consolidated Statements of Income.

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

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2021, 2020 and 2019.

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

Income taxes: Income taxes comprise of taxes withheld on dividend income earned on the Company’s investments.

Troubled Debt Restructuring and Accumulated Accrued Interest: Prior to the finalization of the 2018 Refinancing (refer to Note 10, “Long-Term Debt, Net”), the Company concluded that it was experiencing financial difficulty and that certain of the lenders granted a concession (as part of the Refinancing). The Company was experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and the Company was not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring (“TDR”) was applied at the Closing Date. The TDR accounting guidance required the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. As a result of the TDR accounting, the interest expense related to the future periods on certain facilities was recognized under the accumulated accrued interest line in the Balance Sheet. Interest payments relating to the future interest recognized in accumulated accrued interest, are recognized as a reduction to the accumulated accrued interest payable when these are paid. As a result, these interest payments are not recorded as interest expense. Following the refinancing of the related loan facilities and to the extent these facilities are extinguished and should no future cash interest payments will be required, the accumulated accrued interest related to these loan facilities is recognized under the gain on debt extinguishment in the Consolidated Statements of Income.

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

Derivative Instruments: The Company entered into interest rate swap contracts to create economic hedges for its interest rate risks. The Company recorded these financial instruments at their fair value. When such derivatives do not qualify for hedge accounting, changes in their fair value are recorded in the Consolidated Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

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

Earnings Per Share: The Company has presented net earnings per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. The warrants issued in 2011 and which expired in January 2019 were excluded from the diluted earnings per share for the year ended December 31, 2019, because they were antidilutive. Unvested shares of restricted stock are included in the calculation of the diluted earnings per share, unless considered antidilutive, based on the weighted average number of shares of restricted stock outstanding during the period.

Treasury Stock: The Company recognizes treasury stock based on the price paid to repurchase its shares, including direct costs to acquire treasury stock. Treasury stock is recorded as a reduction from common stock at its par value and the price paid in excess of par value and direct costs, if any, as a reduction from additional paid-in capital. Treasury stock is excluded from average common shares outstanding for basic and diluted earnings per share.

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

3. Acquisitions

a. Gemini Shipholdings Corporation

Prior to July 1, 2021 the Company owned 49% of Gemini Shipholdings Corporation’s (“Gemini”) issued and outstanding share capital and accounted for its financial results under the equity method of accounting. On July 1, 2021, the Company exercised its option to acquire the remaining 51% equity interest in Gemini from Virage International Ltd. for $86.7 million, which was fully paid by November 1, 2021. Substantially all of the fair value of the gross assets acquired is concentrated in adjusted vessels value, and the Company therefore accounted for the acquisition of the five vessels of Gemini as an asset acquisition. The Company’s previously held equity interest in Gemini was remeasured to its fair value on July 1, 2021, the date the controlling interest was acquired and the resulting gain of $64.1 million was recognized in “Equity income on investments” in the Consolidated Statements of Income.

As of July 1, 2021, the Company fully consolidated the following vessel owning subsidiaries of Gemini:

Company	Vessel Name	Year Built	TEU
Averto Shipping S.A.	Suez Canal	2002	5,610
Sinoi Marine Ltd.	Kota Lima (ex Genoa)	2002	5,544
Kingsland International Shipping Limited	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	Leo C	2002	6,422
Springer Shipping Co.	Belita	2006	8,533

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions (Continued)

The following table summarized the consideration exchanged and the fair value of assets acquired and liabilities assumed on July 1, 2021 (in thousands):

Purchase price:
Purchase price (51%)	$86,700
Fair value of previously held interest (49%)	83,300
Total purchase price	$170,000
Fair value of assets and liabilities acquired:
Vessels	154,500
Right-of-use assets	82,500
Cash, cash equivalents and restricted cash	14,388
Current assets	2,534
Assumed time charter liabilities	(36,001)
Long-term debt (including current portion)	(23,125)
Obligations under finance lease	(21,880)
Current liabilities	(2,916)
Fair value of net assets acquired	$170,000

A condensed summary of the income statement of Gemini presented on a 100% basis is as follows for the periods that the entity was accounted for under the equity method of accounting (in thousands):

	Six months ended	Year ended	Year ended
	June 30, 2021	December 31, 2020	December 31, 2019
Net operating revenues	$17,984	$31,844	$20,264
Net income	$8,091	$12,873	$3,268

The aggregate fair value of the assumed time charter liabilities was estimated at $36.0 million as determined at the acquisition date and is amortized under the straight line method over their estimated remaining charter duration. The weighted average remaining charter duration is 1.4 years at inception. The amortization of these assumed time charters amounted to $15.3 million for the period ended December 31, 2021 and is presented under “Operating revenues” in the Consolidated Statements of Income. The aggregate future amortization of the assumed time charters as of December 31, 2021 is as follows (in thousands):

Amortization for the periods ending:
December 31, 2022	$19,644
Until March 2023	1,017
Total	20,661
Less: Current portion	(19,644)
Total non-current portion	$1,017

The amount of $19.6 million is presented under current “Unearned revenue” and $1.0 million under “Unearned revenue, net of current portion” in the Consolidated Balance Sheet as of December 31, 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions (Continued)

b. Danaos Management Support Pte. Limited

On November 26, 2021, the Company acquired 100% of the issued and outstanding shares of Danaos Management Support Pte. Limited. (“DMS”), a company providing integrated web-enabled maritime software systems based in Singapore, for $2.1 million in cash payable on or before December 31, 2022, in order to establish the Company’s presence in Asia. The following table summarizes the consideration and the fair value of assets acquired and liabilities assumed on the acquisition date (in thousands):

Total purchase price	$2,136
Fair value of assets and liabilities acquired:
Cash and cash equivalents	1,834
Current assets	829
Current liabilities	(527)
Fair value of net assets acquired	$2,136

The pro forma results of the DMS business acquisition are not material to the Company’s Statements of Income.

4. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$129,410	$65,663	$139,170
Restricted cash	346	—	—
Total	$129,756	$65,663	$139,170

The Company is required to maintain cash on a retention account as collateral for the upcoming scheduled debt payments related to the Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of December 31, 2021.

5. Fixed Assets, net & Right-of-use Assets

Fixed assets, net consisted of the following (in thousands):

	Vessel	Accumulated	Net Book
	Costs	Depreciation	Value
As of January 1, 2019	$3,224,253	$(743,924)	$2,480,329
Additions	6,050	—	6,050
Depreciation	—	(96,505)	(96,505)
As of December 31, 2019	$3,230,303	$(840,429)	$2,389,874
Additions	191,594	—	191,594
Depreciation	—	(101,531)	(101,531)
As of December 31, 2020	$3,421,897	$(941,960)	$2,479,937
Additions	495,546	—	495,546
Depreciation	—	(113,832)	(113,832)
As of December 31, 2021	$3,917,443	$(1,055,792)	$2,861,651

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, net & Right-of-use Assets (Continued)

On July 7, 2021, the Company entered into an agreement to acquire six 5,466 TEU sister vessels Wide Alpha, Wide Bravo, Maersk Euphrates, Wide India, Wide Juliet and Wide Hotel (built in 2014 through 2015) together with their existing charter agreements for an aggregate gross purchase price amounting to $260.0 million in cash, which was fully paid by September 30, 2021. The vessels were delivered from August 25, 2021 to October 6, 2021. The aggregate fair value of the assumed time charter liabilities was estimated at $74.1 million and is amortized under the straight line method over their estimated remaining charter duration. The weighted average remaining charter duration is 2.0 years at inception. The amortization of these assumed time charters amounted to $12.3 million for the period ended December 31, 2021 and is presented under “Operating revenues” in the Consolidated Statements of Income. The aggregate future amortization of the assumed time charters as of December 31, 2021 is as follows (in thousands):

Amortization for the periods ending:
December 31, 2022	$36,454
December 31, 2023	20,806
Until April 2024	4,534
Total	61,794
Less: Current portion	(36,454)
Total non-current portion	$25,340

The amount of $36.5 million is presented under current “Unearned revenue” and $25.3 million under “Unearned revenue, net of current portion” in the Consolidated Balance Sheet as of December 31, 2021.

In the year ended December 31, 2020, the Company acquired vessels Niledutch Lion, Phoebe, Charleston, Bremen and C Hamburg for total acquisition costs of $141.9 million. Additionally, in the first half of 2020, the Company installed scrubbers on nine of its vessels with total costs of $39.9 million.

As of December 31, 2021, the Company concluded that no events and circumstances triggered the existence of potential impairment of the Company’s vessels as none of our vessels have current market value below its carrying value. As of December 31, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As at December 31, 2020, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2021 and 2020, no impairment loss was identified.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $504.1 million and $428.2 million as of December 31, 2021 and December 31, 2020, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, net & Right-of-use Assets (Continued)

On April 12, 2021, the Company entered into a sale and leaseback arrangement with Oriental Fleet International Company Limited (“Oriental Fleet”) for the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson amounting to gross proceeds of $135.0 million with a five year term, at the end of which the Company will reacquire these vessels for an aggregate amount of $31.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

On July 1, 2021, the Company acquired right-of-use assets and assumed finance lease liability related to the Gemini’s vessels Suez Canal and Kota Lima (ex Genoa), which expires in July 2022 - see also Note 3 ”Acquisitions”.

Under these lease arrangements, the Company is required to be in compliance with the same financial covenants as required by the Citibank/Natwest $815 million senior secured facility - see Note 10 “Long-Term Debt, net”.

The carrying value of the vessels subject to leasing obligations amounted to $766.2 million as of December 31, 2021.

The scheduled leaseback instalments subsequent to December 31, 2021 are as follows (in thousands):

Instalments due by period ended:
December 31, 2022	$95,772
December 31, 2023	55,878
December 31, 2024	56,366
December 31, 2025	7,209
Until April 2026	32,777
Total leaseback instalments	248,002
Less: Imputed interest	(21,531)
Total leaseback obligation	226,471
Less: Deferred finance costs, net	(4,143)
Less: Current leaseback obligation	(85,815)
Leaseback obligation, net of current portion	$136,513

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, Net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey
Costs
As of January 1, 2019	$13,031
Additions	7,157
Amortization	(8,733)
As of December 31, 2019	$11,455
Additions	16,916
Amortization	(11,032)
As of December 31, 2020	$17,339
Additions	4,643
Amortization	(10,181)
As of December 31, 2021	$11,801

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	2021	2020
Equity participation ZIM	$423,024	—
Straight-lining of revenue	18,997	$9,454
Claims receivable	8,919	—
Other assets	8,192	4,875
Total current assets	$459,132	$14,329

Available for sale securities:
ZIM notes, net	—	$43,559
HMM notes, net	—	19,328
Equity participation ZIM	—	75
Other assets	41,739	20,421
Total non-current assets	$41,739	$83,383

a. ZIM

The Company classified its equity participation in ZIM, received after the charter restructuring agreements with ZIM in 2014, at cost as the Company does not have the ability to exercise significant influence. In 2016, the Company tested for impairment of its equity participation in ZIM based on the existence of triggering events that indicate the interest in equity may have been impaired and recorded an impairment loss of $28.7 million, thus reducing its book value to nil. In March 2020, the Company increased its equity participation in ZIM to approximately 10.2% by acquisition of additional shares for $75 thousand.

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands and presented under “Other non-current assets” in the Consolidated Balance Sheet as of December 31, 2020. In June 2021, the Company sold 2,000,000 of ordinary shares of ZIM resulting in net proceeds of $76.4 million. The remaining shareholding interest was subject to a lockup agreement with the underwriters of the June 2021 stock sale until September 2021. In October 2021, the Company sold additional 1,000,000 of ordinary shares of ZIM resulting in net proceeds of $44.3 million. The fair value of the remaining 7,186,950 ordinary shares of ZIM amounting to $423.02 million, representing 6.1% of ZIM’s outstanding ordinary shares, is presented under “Other current assets” in the Consolidated Balance Sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the year ended December 31, 2021, the Company recognized $543.65 million of gain on these shares, of which $422.97 million is unrealized gain related to the ZIM ordinary shares still held on December 31, 2021. Additionally, the Company recognized dividends on these shares amounting to $34.34 million in the year ended December 31, 2021. Both the gain and dividends are reflected under “Gain on investments” in the Consolidated Statement of Income. Taxes withheld on dividend income amounting to $5.89 million in the year ended December 31, 2021 are reflected under “Income taxes” in the Consolidated Statement of Income.

The Company received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021 and $47.2 million of mandatory repayment of all remaining ZIM Series 1 and Series 2 Notes and accrued interest of $6.4 million in June 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non current Assets (Continued)

The Company recognized $6.6 million, $4.3 million and $4.1 million in relation to total interest income and fair value unwinding of ZIM notes in the Consolidated Statements of Income under “Interest income” for years ended December 31, 2021, 2020 and 2019, respectively.

Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, which expired in 2020 or 2021, for six of the Company’s vessels. This amount was recognized in the Consolidated Statements of Income under “Operating revenues” over the remaining life of the respective time charters. For each of the years ended December 31, 2021, 2020 and 2019, respectively, the Company recorded an amount of $1.1 million, $5.4 million and $6.0 million of unearned revenue amortization in “Operating revenues”. As of December 31, 2020, the corresponding outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $1.1 million and nil, respectively. As of December 31, 2021 the outstanding balance is nil. Refer to Note 13, “Financial Instruments—Fair value of Financial Instruments”.

b. HMM

In July 2016, after the charter restructuring agreements with HMM, the Company obtained interest bearing senior unsecured HMM notes consisting of $32.8 million Loan Notes 1 with original maturity in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022 and 4.6 million HMM shares. The HMM notes were originally classified as held to maturity securities and recorded at amortized costs less other than temporary impairment since initial recognition. Based on the management’s intention, the HMM shares were held principally for the purpose of the resale in the near term and were classified as trading securities. The Company also tests periodically for impairment of its investments in debt securities based on the existence of triggering events that indicate debt instruments may have been impaired.

On September 1, 2016, the Company sold all HMM shares and the net proceeds were used to repay outstanding debt obligations. Furthermore, for the years ended December 31, 2021, 2020 and 2019, the Company recognized $5.0 million, $2.1 million and $1.9 million, respectively, in relation to total interest income and fair value unwinding of HMM notes under “Interest income” in the Consolidated Statement of Income. The Company received $19.9 million of mandatory repayment of HMM Loan Notes 1 and related accrued interest of $3.0 million in May 2021 and $6.1 million of mandatory repayment of HMM Loan Notes 2 and related accrued interest of $1.1 million in December 2021.

On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements. The amortization of unearned revenue is recognized in the Consolidated Statement of Income under “Operating revenues” over the remaining life of the respective charters. In each of the years ended December 31, 2021, 2020 and 2019, the Company recorded an amount of $8.2 million of unearned revenue amortization. As of December 31, 2021, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.2 million and $10.7 million, respectively. As of December 31, 2020, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $8.2 million and $18.9 million, respectively. Refer also to Note 13, “Financial Instruments—Fair value of Financial Instruments”.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non current Assets (Continued)

c. Available for sale category

As described above, in 2021, ZIM and HMM redeemed all notes previously classified as available for sale. The following tables summarizes the unrealized positions for available-for-sale debt securities as of December 31, 2021 and December 31, 2020 (in thousands):

	Amortized cost		Unrealized
Description of securities	basis	Fair value	gain/(loss)
December 31, 2021	—	—	—

December 31, 2020
ZIM notes	$49,871	$43,559	$(6,312)
HMM notes	24,607	19,328	(5,279)
Total	$74,478	$62,887	$(11,591)

Unrealized
gain/(loss)
on available for
sale securities
Balance as of January 1, 2019	$(36,378)
Unrealized loss on available for sale securities	(1,846)
Balance as of December 31, 2019	(38,224)
Unrealized gain on available for sale securities	26,633
Balance as of December 31, 2020	$(11,591)
Gain on available for sale securities	20,803
Reclassification to interest income	(9,212)
Balance as of December 31, 2021	—

Other non-current assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $39.9 million and $20.0 million as of December 31, 2021 and December 31, 2020, respectively.

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	2021	2020
Accrued payroll	$1,001	$1,008
Accrued interest	11,873	2,137
Accrued dry-docking expenses	280	2,177
Accrued expenses	7,692	5,638
Total	$20,846	$10,960

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of December 31, 2021 and December 31, 2020.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements

Charters-out

As of December 31, 2021, the Company generated operating revenues from its 71 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to five years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

The future minimum rentals, expected to be earned on non-cancellable time charters consisted of the following as of December 31, 2021 (in thousands):

2022	$850,851
2023	753,705
2024	551,119
2025	310,347
2026	204,493
2027 and thereafter	182,316
Total future rentals	$2,852,831

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net

Long-term debt consisted of the following (in thousands):

	Balance as of	Balance as of
Credit Facility	December 31, 2021	December 31, 2020
Citibank/Natwest $815 mil. Facility	$774,250	—
Senior unsecured notes	300,000	—
Macquarie Bank $58 mil. Facility	45,600	$56,000
SinoPac $13.3 mil. Facility	10,800	12,800
Eurobank $30.0 mil. Facility	21,375	—
Fair value of debt adjustment	(9,990)	(14,304)
The Royal Bank of Scotland $475.5 mil. Facility	—	433,412
HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility	—	351,759
Citibank $114 mil. Facility	—	63,061
Credit Suisse $171.8 mil. Facility	—	101,254
Citibank – Eurobank $37.6 mil. Facility	—	17,669
Club Facility $206.2 mil.	—	124,427
Sinosure Cexim - Citibank - ABN Amro $203.4 mil. Facility	—	20,340
Citibank $123.9 mil. Facility	—	85,280
Citibank $120 mil. Facility	—	93,742
Comprehensive Financing Plan exit fees accrued	—	22,660
Total long-term debt	$1,142,035	$1,368,100
Less: Deferred finance costs, net	(28,369)	(25,093)
Less: Current portion	(95,750)	(155,662)
Total long-term debt net of current portion and deferred finance cost	$1,017,916	$1,187,345

Each of the credit facilities except for Senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2021 and December 31, 2020. As of December 31, 2021, fifty-six of the Company’s vessels having a net carrying value of $1,842.7 million as of December 31, 2021, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than Senior unsecured notes.

As of December 31, 2021, there was no remaining borrowing availability under the Company’s credit facilities. The weighted average interest rate on long-term borrowings (including leaseback obligations) for the years ended December 31, 2021, 2020 and 2019 was 4.4%, 4.6% and 6.1%, respectively. Total interest paid (including interest on leaseback obligations) during the years ended December 31, 2021, 2020 and 2019 was $42.8 million, $35.2 million and $54.9 million, respectively. The total amount of interest cost incurred and expensed (including interest on leaseback obligations) in 2021 was $53.1 million (2020: $36.7 million, 2019: $55.2 million).

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

2021 Refinancing

On April 12, 2021, the Company consummated the refinancing of the 2018 Credit Facilities. The Company utilized the proceeds from the new $815 million facility with Citibank/NatWest, the proceeds from the new $135 million sale and leaseback agreement with Oriental Fleet and the net proceeds from the $300 million Senior Notes, to refinance the existing 2018 facilities. The Citibank/Natwest $815 million senior secured credit facility with four-year term is repayable in sixteen quarterly instalments of $20.4 million starting from July 12, 2021 together with a balloon payment of $489.0 million at maturity. The credit facility bears interest at LIBOR plus a margin of 2.50%. The Citibank/Natwest $815 million senior secured credit facility contains a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and financial covenants requiring to maintain the following:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

The Company fully repaid Sinosure Cexim – Citibank – ABN Amro facility on March 18, 2021. The vessels CMA CGM Tancredi, CMA CGM Samson and CMA CGM Bianca previously mortgaged by this facility, together with CMA CGM Melisande and CMA CGM Attila, were refinanced through a new $135 million sale and leaseback arrangement with Oriental Fleet on April 12, 2021. Refer to Note 5 “Fixed Assets, net & Right-of-use Assets”.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the new effective interest method. Net proceeds from the senior unsecured notes amounting to $294.4 million were placed in an escrow account in February 2021 and on April 12, 2021 were used, together with the net proceeds from the $815 million credit facility and the $135 new sale and leaseback arrangement to refinance the Company’s 2018 Credit Facilities.

Additionally, on July 1, 2021, the Company assumed outstanding principal of a Eurobank facility from Gemini related to the vessels Belita, Leo C and Catherine C. The assumed balance of $23.1 million is payable in thirteen consecutive quarterly instalments and a balloon payment of $13.5 million payable through August 2024 - see also Note 3 “Acquisitions”. This credit facilities’ financial covenants were amended to require the maintenance of the same financial covenants as the Citibank/Natwest $815 million senior secured credit facility.

Accounting for the 2021 Refinancing

The outstanding loan balances, exit fees and deferred financing fees related to the lenders (other than Citibank and Natwest (Royal Bank of Scotland)) under the Company’s 2018 Credit Facilities were fully repaid and accounted for under the extinguishment accounting.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

The present value of the cash flows for the Citibank and Natwest (Royal Bank of Scotland) facilities were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing for each of the lenders, and, as such, the Company accounted for the debt refinancing as a modification. Legal and other fees related to the refinancing of $2.3 million were recorded in the income statement under the gain on debt extinguishment and $15.6 million of loan arrangement fees were deferred over the life of the facility and recognized through the new effective interest method. Additional fees related to Citibank and Natwest (Royal Bank of Scotland) amounting to $12.0 million at the date of the refinancing, replaced the existing accrued exit fees due under the 2018 Credit Facilities and are payable in eight quarterly instalments. An outstanding amount of $6.0 million is presented under “Other current liabilities” and $3.0 million under “Other long-term liabilities” as of December 31, 2021.

Accumulated accrued interest related to the prior HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility amounting to $75.3 million as of April 12, 2021 and which was fully refinanced, will no longer require any future cash interest payments and therefore, was recognized in the income statement under the gain on debt extinguishment. Accumulated accrued interest related to the Royal Bank of Scotland $475.5 mil. Facility, which was refinanced by the Natwest part of the Citibank/Natwest facility was partially extinguished and accounted for under modification accounting resulting in a gain of $35.6 million related to the accumulated accrued interest that will not require any future cash interest payments. The remaining amount of $33.3 million as of April 12, 2021 will continue to be recognized in the income statement over the remaining life of the original loan as the future interest is paid. The 2021 Refinancing resulted in a total net gain on debt extinguishment of $111.6 million separately recognized in the Consolidated Statement of Income in the year ended December 31, 2021.

2020 Credit Facilities

On April 8, 2020, the vessel owning companies Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank for an amount up to $24.0 million drew down in full on April 9, 2020 (“the First Tranche”). The loan was used to partially finance the acquisition costs of two acquired vessels Niledutch Lion and Phoebe. Additionally, on December 11, 2020, the vessel owning companies Oceancarrier (No.2) Corp. and Oceancarrier (No.3) Corp. drew down another tranche of the loan amounting to $34.0 million (“the Second Tranche”), which was used to partially finance the acquisition costs of another two acquired vessels Bremen and C Hamburg owned by these vessel owning companies. The loan facility is secured by the liens on these vessels and is guaranteed by Danaos. The loan bears interest at LIBOR plus 3.9% margin for the First Tranche and LIBOR plus 3.75% for the Second Tranche. The First Tranche is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period with a balloon payment at maturity amounting to $10.4 million. The Second Tranche is repayable in nineteen quarterly instalments starting from March 31, 2021 over a five year period with a balloon payment at maturity amounting to $15.2 million. This credit facilities’ financial covenants were amended to require the maintenance of the same financial covenants as the Citibank/Natwest $815 million senior secured credit facility. Additionally, it contains quarterly financial covenant requiring the vessel owning companies to maintain maximum loan to fair value of the collateralized vessels cover of 65% or to provide additional securities, if necessary, and to maintain minimum working capital of $1 million per vessel.

On July 2, 2020, the Company’s subsidiary Oceancarrier (No.1) Corp. drew down a loan with SinoPac, which is guaranteed by Danaos, for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the acquired vessel Charleston owned by this vessel owning company, a lien on which vessel secures this loan agreement. The loan bears interest at LIBOR plus 3.75% margin and is repayable in nineteen quarterly instalments starting three months after the drawn down over a five year period of the loan with a balloon payment at maturity amounting to $3.8 million. This facility contains financial covenant requiring Oceancarrier (No.1) to maintain minimum collateral of the aggregate fair market value of the vessel Charleston or other collateral, if necessary, of at least 120% of the loan balance tested semi-annually.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Principal Payments

The scheduled debt maturities of long-term debt subsequent to December 31, 2021 are as follows (in thousands):

Principal
Payments due by period ended	repayments
December 31, 2022	$95,750
December 31, 2023	90,700
December 31, 2024	103,275
December 31, 2025	562,300
December 31, 2026	—
Thereafter	300,000
Total long-term debt	$1,152,025

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

On August 10, 2018, the term of the Company’s management agreement with the Manager was extended until December 31, 2024. The Manager agreed to apply all or some of the amount of DIL’s unfulfilled obligations, if any, under the Backstop Agreement as a credit towards any fees payable by the Company to the Manager. Pursuant to the management agreement, the management fees are as follows for the years presented in the Consolidated Statements of Income: i) a daily management fee of $850, ii) a daily vessel management fee of $425 for vessels on bareboat charter and iii) a daily vessel management fee of $850 for vessels on time charter. Additionally, the fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and the fee of 0.5% based on the contract price of any vessel bought and sold by the Manager on the Company’s behalf are due to the Manager.

Management fees in 2021 amounted to approximately $19.9 million (2020: $17.7 million, 2019: $16.8 million), which are presented under “General and administrative expenses” in the Consolidated Statements of Income. Commissions to the Manager in 2021 amounted to approximately $10.4 million (2020: $5.7 million, 2019: $5.3 million), which are presented under “Voyage expenses” in the Consolidated Statements of Income. Commission of 0.5% on the contract price of newly acquired vessels in 2021 amounted to approximately $1.3 million (2020: $0.7 million was capitalized to the vessels cost).

The Company pays advances on account of the vessels’ operating expenses. These prepaid amounts are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $21.9 million and $20.4 million as of December 31, 2021 and 2020, respectively. On July 1, 2021, the Company exercised its option to acquire the remaining 51% equity interest in Gemini from Virage International Ltd., a company controlled by the Company’s largest shareholder, for $86.7 million, which was fully paid by November 1, 2021 (refer to Note 3 “Acquisitions”).

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

The Company employs its executive officers. The executive officers received an aggregate of €1.8 million ($2.1 million) €1.5 million ($1.8 million) and €1.5 million ($1.7 million) for the years ended December 31, 2021, 2020 and 2019, respectively. An amount of $0.1 million and $0.2 million was due to executive officers and is presented under “Accounts payable” in the Consolidated Balance Sheets as of December 31, 2021 and December 31, 2020, respectively. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $11.8 million, $1.0 million and $3.6 million in the years ended December 31, 2021, 2020, and 2019, respectively.

Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2021, 2020 and 2019 the Company paid premiums to The Swedish Club of $5.2 million, $4.3 million and $4.4 million, respectively, which are presented under “Vessel operating expenses” in the Consolidated Statements of Income. As of December 31, 2021 and 2020, the Company did not have any outstanding balance to The Swedish Club.

12. Taxes

Under the laws of the countries of the Company’s ship owning subsidiaries’ incorporation and/or vessels’ registration, the Company’s ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included under “Vessel operating expenses” in the accompanying Consolidated Statements of Income.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2021. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company’s shareholder composition and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control. Income taxes comprised of $5.9 million taxes withheld on dividend income earned on the Company’s investments in the year ended December 31, 2021.

13. Financial Instruments

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 14, “Operating Revenue”, for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security. The fair value of the equity participation in ZIM is measured based on the closing price of ZIM ordinary shares on the NYSE. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

Interest Rate Swaps: The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2021, 2020 and 2019, respectively, representing amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31, 2021		As of December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$129,410	$129,410	$65,663	$65,663
Restricted cash (3)	$346	$346	—	—
Equity participation ZIM	$423,024	$423,024	75	n/a*
ZIM notes	—	—	$43,559	$43,559
HMM notes	—	—	$19,328	$19,328
Long-term debt, including current portion	$1,142,035	$1,142,035	$1,368,100	$1,368,100

* As of December 31, 2020, there was no readily determinable fair value.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2021 (in thousands):

	Fair Value Measurements
	as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Equity participation ZIM	$423,024	$423,024	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2021 (in thousands):

	Fair Value Measurements
	as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Long-term debt, including current portion(2)	$1,142,035	$—	$1,142,035	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020:

	Fair Value Measurements
	as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
ZIM notes(1)	$43,559	$—	$43,559	$—
HMM notes(1)	$19,328	$—	$19,328	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020:

	Fair Value Measurements
	as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Long-term debt, including current portion(2)	$1,368,100	$—	$1,368,100	$—
(1)	The fair value is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security.
(2)	Long-term debt, including current portion is presented gross of deferred finance costs of $28.4 million and $25.1 million as of December 31, 2021 and December 31, 2020, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its credit risk and does not include amounts related to the accumulated accrued interest.
(3)	The Company is required to maintain cash on a retention account as collateral for the upcoming scheduled debt repayments related to the Eurobank $30 mil. Facility, which was recorded as restricted cash under current assets as of December 31, 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Operating Revenue

Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2021	2020	2019
CMA CGM	30%	36%	36%
HMM Korea	17%	24%	24%
YML	—	—	13%

15. Operating Revenue by Geographic Location

Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2021	2020	2019
Australia—Asia	$323,172	$203,991	$222,328
Europe	338,124	242,704	211,312
America	28,209	14,899	13,604
Total Revenue	$689,505	$461,594	$447,244

16. Commitments and Contingencies

On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company’s vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2021 and 2020. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of a common benefit claim plus interest. This payment is presented under “Other income/(expense), net” in the Company’s Consolidated Statements of Income.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

See Note 5 “Fixed Assets, Net & Right-of-use Assets” for buyback obligations related to the sale and leaseback arrangements.

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

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares vested on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020 and 2021, 714 and 1,685 of these shares were forfeited, respectively, and 64,489 restricted shares vested on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited, 9,650 restricted shares vested on December 31, 2021 and the remaining 19,300 restricted shares are scheduled to vest on December 31, 2022. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. Additionally, on December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the date of the issuance. Stock based compensation expenses of $15.3 million, $1.2 million and $4.2 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2021, 2020 and 2019, respectively. The average price of issued shares was $66.00 per share and $10.70 per share in the years ended December 31, 2021 and December 31, 2019, respectively. 19,300 shares and 215,562 shares of restricted stock are issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.

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

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in common stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2021, 2020 and 2019, none of the directors elected to receive shares as compensation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stockholders’ Equity

In the year ended December 31, 2021, the Company declared a dividend of $0.50 per share of common stock on each of May 10, 2021, August 2, 2021 and November 8, 2021. The Company paid an aggregated amount of dividends equal to $30.9 million in cash and issued 146 shares of common stock at par value of $0.01 pursuant to its dividends reinvestment plan, at an average price of $72.19 per share.

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

On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and effected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares vested on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020 and 2021, 714 and 1,685 of these shares were forfeited, respectively, and 64,489 restricted shares vested on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited, 9,650 vested on December 31, 2021 and the remaining 19,300 restricted shares are scheduled to vest on December 31, 2022. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. Additionally, on December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. 19,300 shares and 215,562 shares of restricted stock are issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.

As of December 31, 2021, 25,056,009 shares were issued and 20,716,738 shares were outstanding; and 24,788,598 shares were issued and 20,449,327 shares were outstanding and as of December 31, 2020. As of December 31, 2021 and December 31, 2020, 4,339,271 shares were held as Treasury shares. Under the Articles of Incorporation as amended on September 18, 2009, the Company’s authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

During 2020 and 2019, the Company did not declare any dividends.

In 2011, the Company issued an aggregate of 15,000,000 warrants to its lenders under the 2011 bank agreement with its lenders and the January 2011 credit facilities to purchase, solely on a cashless exercise basis, an aggregate of 15,000,000 shares of its common stock, which warrants have an exercise price of $7.00 per share. All of these warrants expired on January 31, 2019.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands):

	2021	2020	2019
Numerator:
Net income	$1,052,841	$153,550	$131,253
Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,345	23,589	15,835
Effect of dilutive securities:
Share based compensation	239	216	386
Diluted weighted average common shares outstanding	20,584	23,805	16,221

The issued and outstanding 15,000,000 warrants to purchase shares of the Company’s common stock (on a pre-split basis), which expired in January 2019, were excluded from the diluted earnings per share for the year ended December 31, 2019, because they were antidilutive.

Basic and diluted earnings per share amount related to the gain on debt extinguishment of $111.6 million recorded on the debt refinancing in the year ended December 31, 2021 (see Note 10) are $5.49 and $5.42, respectively.

20. Subsequent Events

On January 17, 2022, the Company entered into an agreement to sell its two vessels Catherine C and Leo C for gross consideration of $130 million. The vessels are expected to be delivered to the buyer in November 2022.

On February 7, 2022, the Company declared a dividend of $0.75 per share of common stock amounting to $15.5 million, which was paid on February 28, 2022, to holders of record on February 17, 2022.