Form 20-F
period 2022-12-31
Danaos Corp
filed 2023-03-09
CIK 1369241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2022, there were 20,349,702 shares of the registrant’s common stock outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

●	future operating or financial results;
●	the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;
●	the impact of the war in Ukraine;
●	pending acquisitions and dispositions, business strategies and expected capital spending;
●	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
●	general market conditions and container shipping market trends, including charter rates, vessel values and factors affecting supply and demand;
●	our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service or refinance our outstanding indebtedness;
●	performance by our charterers of their obligations;
●	the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;
●	our ability to obtain financing in the future to fund acquisitions and other general corporate activities;
●	our continued ability to enter into multi-year, fixed-rate period charters with our customers;
●	our ability to leverage to our advantage our manager’s relationships and reputation in the containership shipping sector of the international shipping industry;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—Risk Factors” of this annual report.

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

All data regarding our fleet and the terms of our charters is as of March 7, 2023. As of March 7, 2023, we owned 68 containerships aggregating 421,293 TEU in capacity and 6 under construction containerships aggregating 46,200 TEU in capacity. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of December 31, 2022:

●	on an actual basis; and
●	on an as adjusted basis to reflect, in the period from January 1, 2023 to March 7, 2023, scheduled debt repayments under the BNP Paribas/Credit Agricole $130 mil. Facility amounting to $5.0 million, Alpha Bank $55.25 mil. Facility amounting to $1.9 million and scheduled $4.3 million repayments related to our leasing obligations.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2023 and March 7, 2023.

	As of December 31, 2022
	Actual	As Adjusted

	(US Dollars in thousands)
Capitalization
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	120,000	115,000
Alpha Bank $55.25 mil. Facility	55,250	53,375
Citibank $382.5 mil. Revolving Credit Facility	—	—
Leasing obligations	72,925	68,590
Total debt(1) (2)	$510,941	$499,731
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,155,928 shares issued and 20,349,702 shares outstanding; actual and as adjusted	203	203
Additional paid-in capital	748,109	748,109
Accumulated other comprehensive loss	(74,209)	(74,209)
Retained earnings(3)	1,886,311	1,886,311
Total stockholders’ equity	2,560,414	2,560,414
Total capitalization	$3,071,355	$3,060,145
(1)	All of the indebtedness reflected in the table, other than our unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of leasing obligations of our subsidiaries ($72.9 million on an actual basis) and indebtedness of our subsidiaries ($55.25 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($120.0 million on an actual basis). See Note 5 “Fixed Assets, net and Advances for Vessels under Construction” and Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $9.0 million.
(3)	Does not reflect dividend of $0.75 per share of common stock declared amounting to $15.3 million, which is payable on March 14, 2023 to holders of record as of February 28, 2023.

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

Risks Inherent in Our Business

●	Our profitability and growth depend on the demand for containerships and global economic conditions, and charter rates for containerships may experience volatility or continue to decline.
●	The impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing.
●	The volatile container shipping market and difficulty finding profitable charters for our vessels.
●	The failure of our counterparties to meet their obligations under our charter agreements.
●	The loss of one of the limited number of customers that account for a large part of our revenues.
●	Global economic conditions, and the impact on consumer confidence and consumer spending.
●	Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
●	A decrease in the level of export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers’ business and could cause a material adverse impact on our business, financial condition, results of operations and cash flows.
●	Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition.
●	Containership values, which until recently had been at low levels for a prolonged period of time before reaching historic highs in recent years and declining in the second half of 2022 and early 2023, may fluctuate substantially and continue to decline. Depressed vessel values could cause us to incur impairment charges.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.
●	The aging of our fleet may result in increased operating costs in the future.
●	Increased competition in technology could reduce our charter hire income and our vessels’ values.
●	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.
●	Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.
●	Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business.

Risks Related to our Financing Arrangements

●	Our ability to comply with various financial and collateral covenants in our credit facilities and other financing arrangements.
●	Substantial debt levels could limit our flexibility to obtain additional financing and our ability to service our outstanding indebtedness will depend on our future operating performance.
●	The terms of the 8.500% Senior Notes due 2028 (the “Senior Notes”) issued by Danaos Corporation on February 11, 2021 contain covenants limiting our financial and operating flexibility.
●	Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
●	We are exposed to volatility in interest rates, including SOFR, and to exchange rate fluctuations.
●	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Environmental, Regulatory and Other Industry Related Risks

●	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
●	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.
●	Uncertainties related to compliance with sanctions and embargo laws.
●	Governments could requisition our vessels during a period of war or emergency, maritime claimants could arrest our vessels and we may be impacted by terrorist attacks or acts of piracy or have contraband smuggled onto our vessels.
●	Our insurance may be insufficient to cover losses due to the shipping industry’s operational risks.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

Risks Relating to Our Key Employees and Our Manager

●	Our business depends upon certain employees who may not necessarily continue to work for us.
●	The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.
●	We depend on our Manager to operate our business. Our Manager is a privately held company about which there is little publicly available information.

Risk Related to Investment in a Marshall Islands Corporation

●	We are a Marshall Islands corporation, which jurisdiction does not have well-developed corporate laws. It also may be difficult to enforce service of process or judgments against us, our officers and directors.

Tax Risks

●	We may have to pay tax on U.S.-source income or become a passive foreign investment company.

Risks Inherent in Our Business

Our profitability and growth depend on the demand for containerships and global economic conditions, and the impact of consumer confidence and consumer spending on containerized shipping volume and charter rates. Charter hire rates for containerships may experience volatility or continue to decline from recent highs, which would, in turn, adversely affect our profitability.

The ocean-going container shipping industry, from which we derive all of our revenues, is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including the level of global trade, including exports from China to Europe and the United States, resulting demand for the seaborne transportation of containerized cargoes and containership capacity. After reaching highs in 2005, containership charters declined severely in 2008 and 2009 due to the effects of the economic crisis and generally remained weak until the second half of 2020, since which time there has been robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply from the second half of 2020 onwards. The benchmark rates have been increased in all quoted size sectors through second half of 2022, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008, $24,600 at the end of December 2020, at an all-time high of $100,000 at the end of 2021 declined to $24,300 at the end of December 2022. Variations in containership charter rates, which have recently declined from historic highs to pre-pandemic levels and may further decline to low levels, result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy, including due to events such as the coronavirus variant outbreaks, and disruptions in the credit markets or changes in consumer preferences may further reduce demand for products shipped in containers and, in turn, containership capacity.

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

Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. In addition, a change in consumer behavior that results in reduced purchases of goods in connection with any easing of the pandemic, or otherwise, as has appeared to be the case in the second half of 2022 and early 2023, could continue to have a similar effect. Such decreases in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. Such decreases in recent years, led to declines in charter rates and vessel values in the containership sector and increased counterparty risk associated with the charters for our vessels, including defaults by certain of our customers.

Our ability to charter our six newbuilding containerships scheduled for delivery in 2024, which do not yet have employment arranged, and recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any such charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of March 7, 2023, the charters for 10 of our vessels expire in 2023 and 27 of our vessels expire in 2024. If the charter market remains at current level or has weakened when our vessels’ charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates.

We may have difficulty securing profitable employment for our vessels in the containership market.

Of our 68 vessels, as of March 7, 2023, 10 of our vessels are employed on time charters expiring in 2023 and 27 in 2024. We also have six newbuilding containerships scheduled for delivery in 2024, which do not yet have employment arranged. Depending on the state of the containership charter market when we are seeking to employ these vessels, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our revenues from the payment of charter hire by our charterers. Each of our 68 containerships is currently employed under time or bareboat charters with 17 liner companies, with 73% of our revenues in 2022 generated from six such companies. We could lose a charterer or the benefits of a time charter if:

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

The time charters on which we deploy our containerships may provide for charter rates that are above market rates prevailing at any particular time, as is currently the case with some of our vessels. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry and the overall financial condition of the counterparty. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates, particularly if weaker charter markets are then prevailing.

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

Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, HMM, Yang Ming, MSC and ZIM have represented substantial amounts of our revenue. In 2022, approximately 73% of our operating revenues were generated by six customers, including 26% from CMA CGM, 13% from MSC and 12% from HMM, and in 2021 approximately 72% of our operating revenues were derived from six customers. As of March 7, 2023, we have charters for sixteen of our vessels with CMA CGM, for eight of our vessels with COSCO, for six of our vessels with MSC, for five of our vessels with each of Maersk, HMM and ZIM, for four of our vessels with each of OOCL and Hapag Lloyd, for three of our vessels with each of Yang Ming, ONE and PIL and for one of our vessels with each of TS Lines, KMTC, Niledutch, Samudera, RifLine and OSC. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, as was the case with Hanjin Shipping and HMM in 2016 for instance, due to financial pressure on these liner companies from any significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.

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

The COVID-19 pandemic and the global response thereto has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. The severe impact of the pandemic on global economic activity resulted in a global recession and negatively affected global demand for the seaborne transportation of containerized cargoes in the first half of 2020, before demand recovered in the second half of 2020 through first half of 2022. Since then the demand has declined to pre-pandemic levels. If such conditions persist and again negatively affect demand for seaborne transportation of containerized cargoes, it could have a material adverse effect on our ability to secure charters at profitable rates, in a timely fashion without a period of off-hire, or at all, particularly for our vessels with charters expiring in 2023, as demand for additional charters could be significantly affected. Of our 68 vessels as of March 7, 2023, 10 vessels, 5 of which are below 6,500 TEU in capacity, are employed on time charters expiring in 2023. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time through the first half of 2022, but have since declined to pre COVID-19 levels and may further decline, particularly if the negative impact of the pandemic on global economic activity persists for longer than anticipated or its easing impacts demand for the shipment of containerized goods due to shifts in consumer behavior or otherwise, as appears to have been the case in the second half of 2022 and early 2023. Containerized trade was estimated to have decreased by 5.3% in 2022 after it increased by 6.5% in 2021 compared to an estimated increase in global gross domestic product (“GDP”) of 3.2% in 2022, reflecting the effects of partial recovery from the COVID-19 pandemic. In general, container trade is correlated with global GDP, with container trade growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, due to an extended period of COVID-19 related restrictions, effects of the war in Ukraine and related sanctions or otherwise, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline.

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

Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, as it did in the first half of 2020, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise as has been experienced beginning in the second half of 2022. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

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

Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remained at relatively low levels for a prolonged period from the onset of the global economic crisis of 2008 and 2009 until the second half of 2020. Consequently, during this period, the cargo volumes and freight rates achieved by liner companies, with which all of the existing vessels in our fleet are chartered, declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, before increasing alongside cargo volume and freight rates since the second half of 2020. In the second half of 2022 and early 2023, cargo volume and freight rates have declined as supply chain constraints experienced during the pandemic eased and global geopolitical and economic conditions weighed on demand.

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

While the size of the containership order book has declined from the historic highs reached in mid-2008, it increased in 2021 and 2022 and at the end of 2022 newbuilding containerships representing approximately 28% of the existing global fleet capacity at that time, and a higher percentage of large containerships. Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a decline in the level of demand for the seaborne transport of containers, could negatively affect charter rates, which continued liner company consolidation may accentuate. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the charter rate environment is weak when the current charters for our containerships expire or are terminated or we are seeking to arrange employment for the six newbuilding containerships scheduled to be delivered to us in 2024, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, such as the vessels we acquired in 2020 and 2021. We also have six containerships under construction scheduled for delivery in 2024, for which we have not yet arranged charters. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, during the downturn in the containership charter market, other containership owners chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

Delays in deliveries of our six newbuilding vessels we ordered in 2022 or any secondhand vessels we may agree to acquire could harm our business.

Delays in the delivery of our six newbuilding containerships we ordered in 2022 with planned deliveries in 2024 or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under any arranged time charters and could result in the cancellation of such time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of any newbuilding containership could also be delayed because of, among other things:

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

The shipbuilders with which we contracted for our newbuildings may be affected by instability in the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts we entered into, which would be banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, in weak market conditions may be unable or unwilling to meet their obligations under their refund guarantees. If shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our financing arrangements.

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

During periods in which charter rates are high, vessel values generally are high as well, as has recently been the case, and it may be difficult to acquire vessels at favorable prices at those times. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth efforts.

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

We would have to make substantial capital expenditures to further grow our fleet, including our six newbuilding vessels under construction. We might not have sufficient borrowing availability under our existing credit facilities or other financing arrangements. In order to fund capital expenditures for future fleet growth, we generally plan to use equity and debt financing. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, conditions in the containership charter market and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could limit our ability to grow our fleet.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Our current fleet of 68 containerships had an average age (weighted by TEU capacity) of approximately 14.1 years as of February 28, 2023 and we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2022, we incurred approximately 22.4% of our vessels’ operating expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

Risks Related to our Financing Arrangements

Containership charter rates and vessel values may affect our ability to comply with various financial and collateral covenants in our credit facilities, and our financing arrangement impose operating and financial restrictions on us.

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

We have an aggregate principal amount of indebtedness, including leaseback obligations, outstanding of $510.9 million, as of December 31, 2022. In addition, we may seek to incur substantial additional indebtedness, as market conditions warrant, to grow our fleet to the extent that we are able to obtain such financing. This level of debt could have important consequences to us, including the following:

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

Although we had $382.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2022, if we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, or if our existing financing arrangements do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our credit facilities and Senior Notes. Our current financing arrangements also impose, and future financing arrangements may impose, operating and financial restrictions on us that may limit our ability to take certain actions, including the incurrence of additional indebtedness by existing subsidiaries, creating liens on our existing assets and selling capital stock of our existing subsidiaries.

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

Although we had $382.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2022, the amount available for borrowing under this facility will reduce over time on a quarterly basis. We also intend to borrow against vessels we may acquire in the future as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

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

We are exposed to volatility in interest rates, including SOFR

Loans advanced under our credit facilities are, generally, advanced at a floating rate based on SOFR, which has increased recently, after a long period of relative stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. SOFR rates were at historically low levels for an extended period of time and may continue to increase from these low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business. See “Item 5. Operating and Financial Review and Prospects-Inflation and Interest Rates Risk.”

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

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. For example, in 2021 the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. In June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”), the latter of which came into force as of January 1, 2023. If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charterers, if we are able to do so at all. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

In 2022, 2021 and 2020, no vessels operated by us made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. We may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Certain of our major stockholders may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which is affiliated with our Chief Executive Officer, owns approximately 44.5% of our outstanding shares of common stock as of March 7, 2023. There may be real or apparent conflicts of interest with respect to matters affecting such stockholders and their affiliates whose interests in some circumstances may be adverse to our interests.

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

In addition, a “Change of Control”, as defined in our senior secured facilities, which includes Dr. John Coustas ceasing to serve as CEO and a director of the Company, the Coustas family ceasing to own at least 15% of the outstanding voting share capital of the Company, Dr. John Coustas or DIL ceasing to control our manager, one or more persons acting in concert, other than members of the Coustas family, controlling our company, and changes to our board of directors in certain circumstances, will give rise to a mandatory prepayment in full of such facilities and a cancellation of the revolving credit facility. In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Senior Notes.”

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

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” In general, U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC. We may choose to provide such information on our website.

While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2022. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Our Company’s long history in the shipping industry dates back to the 1960s. Our largest stockholder is DIL, an entity affiliated with our Chief Executive Officer, Dr. John Coustas. Dimitris Coustas, the father of Dr. Coustas, first invested in shipping in 1963 and founded our Manager, in 1972. Since that time it has continuously provided seaborne transportation services under the management of the Coustas family. After assuming management of our company in 1987, Dr. Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry and grown our fleet from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 68 containerships aggregating 421,293 TEUs and 6 under construction containerships aggregating 46,200 TEUs as of March 7, 2023.

Danaos Corporation completed its initial public offering and was publicly listed on the New York Stock Exchange in October 2006. In August 2010, we completed a sale of $200 million of common stock, and in 2015 formed our Gemini joint venture. In August 2018, we consummated a comprehensive debt refinancing, which resulted in, among other things, a $551.0 million reduction in our debt. In November 2019, we completed a public offering of our common stock for gross proceeds of $56.5 million, including a significant investment by DIL and the Coustas family. In October 2020 we repurchased 4,339,271 shares of common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions and in 2022 we repurchased another 466,955 shares of our common stock for an aggregate purchase price of $28.6 million under our share repurchase program of up to $100 million announced in June 2022. In February 2021, we sold $300 million of 8.50% senior unsecured notes due 2028. On July 1, 2021 we exercised our option to acquire the remaining 51% equity interest in Gemini. In 2022, we gradually reduced our total credit facilities to $510.9 million outstanding as of December 31, 2022 compared to $1,378.5 million outstanding as of December 31, 2021. See “Item 5. Operating and Financial Review and Prospects.”

Danaos Corporation operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta, the Republic of the Marshall Islands and Singapore, all of which are wholly owned by Danaos Corporation and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of March 7, 2023 and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of March 7, 2023, we had a fleet of 68 containerships aggregating 421,293 TEUs and 6 under construction containerships aggregating 46,200 TEUs.

Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of March 7, 2023, these customers included CMA-CGM, Hyundai Merchant Marine (“HMM”), MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, KMTC, Niledutch, Samudera, RifLine, OSC and TS Lines.

As of December 31, 2022, the average remaining duration of the charters for our 69 containerships was 3.4 years (weighted by aggregate contracted charter hire). As of December 31, 2022, these contracts are expected to provide total contracted revenues of approximately $2.1 billion during their fixed terms, which expire between 2023 and 2028. In January 2023, we completed the sale of the Amalia C, which was held for sale as of December 31, 2022. Our charters have initial terms ranging up to 18 years, which provide us with stable cash flows and high utilization rates. Our fleet ranges in size from 2,200–13,100 TEU, providing us flexibility to serve the diverse needs of our customers.

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

We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of March 7, 2023, our containership fleet was comprised of 66 containerships deployed on time charters, 10 of which are scheduled to expire in 2023, and 2 containerships deployed on bareboat charters. The average age (weighted by TEU) of the 68 vessels in our containership fleet was approximately 14.1 years as of February 28, 2023. As of December 31, 2022, the average remaining duration of the charters for our containership fleet was 3.4 years (weighted by aggregate contracted charter hire).

Characteristics

The table below provides additional information, as of March 7, 2023, about our fleet of 68 cellular containerships.

Vessel Details			Charter Arrangements
	Year	Size	Expiration of		Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)	Rate (3)	Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Smart	2012	13,100	May 2024	HMM	May 2024	$64,918	+ 3 years	$60,418
Hyundai Respect(5)	2012	13,100	March 2024	HMM	March 2024	$64,918	+ 3 years	$60,418
Hyundai Honour(5)	2012	13,100	February 2024	HMM	February 2024	$64,918	+ 3 years	$60,418
Express Rome	2011	10,100	April 2023	Hapag Lloyd	April 2023	$29,000	+ 10 to 14 months	$30,000
Express Berlin	2011	10,100	June 2023	Yang Ming	June 2023	$27,750	+ 3 months	$27,750
Express Athens	2011	10,100	April 2023	Hapag Lloyd	April 2023	$29,000	+ 10 to 14 months	$30,000
Le Havre	2006	9,580	June 2028	MSC	August 2023	$23,000
				Confidential (10)	June 2028	$58,500	+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	MSC	July 2023	$23,000
				Confidential (10)	May 2028	$58,500	+ 4 months	$58,500
Bremen	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000	+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000	+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026	$47,500	+ 4 months	$47,500
Belita (8)	2006	8,533	July 2026	CMA CGM	July 2026	$45,000	+ 6 months	$45,000
Kota Manzanillo	2005	8,533	February 2026	PIL	February 2026	$47,500	+ 4 months	$47,500
(ex Charleston)
CMA CGM Melisande	2012	8,530	June 2024	CMA CGM	December 2023	$43,000
					June 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	April 2023	$43,000
					October 2023	at market (6)	+ 6 months	at market (6)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	May 2023	$43,000
					November 2023	at market (6)	+ 6 months	at market (6)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	July 2023	$43,000
					January 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	September 2023	$43,000
					March 2024	at market (6)	+ 6 months	at market (6)
America	2004	8,468	April 2028	MSC	June 2023	$22,000
				Confidential (10)	April 2028	$56,000	+ 4 months	$56,000
Europe	2004	8,468	May 2028	MSC	July 2023	$22,000
				Confidential (10)	May 2028	$56,000	+ 4 months	$56,000
Kota Santos (ex Phoebe)	2005	8,463	August 2026	PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000	+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (10)	March 2027	$55,000	+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	Confidential (10)	September 2025	$60,000	+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	Confidential (10)	November 2025	$40,000	+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	Confidential (10)	January 2026	$40,000	+ 23 to 25 months	$30,000
CMA CGM Racine	2010	6,500	February 2024	Confidential (10)	March 2023	$133,333
					February 2024	$30,000	+ 2 months	$30,000
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890 (7)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890 (7)	+ 8 months	$26,890
Dimitra C	2002	6,402	January 2024	Hapag Lloyd	January 2024	$21,500	+ 3 months	$21,500
Zim Savannah	2002	6,402	May 2024	ZIM	May 2024	$36,000	+ 6 months	$36,000
Kota Lima (8)	2002	5,544	November 2024	PIL	November 2024	$39,999	+ 4 months	$39,999
							+ 10 to 14 months	$27,500
							+ 10 to 12 months	$24,000
Suez Canal (8)	2002	5,610	March 2023	TS Lines	March 2023	$30,000
			February 2024	Confidential (10)	February 2024	$25,500	+ 1 months	$25,500
Wide Alpha (9)	2014	5,466	March 2024	ONE	March 2024	$18,500	+ 3 months	$18,500
Stephanie C	2014	5,466	June 2025	Confidential (10)	June 2025	$55,500	+ 4 months	$55,500
(ex Wide Bravo)(9)
Maersk Euphrates (9)	2014	5,466	April 2024	Maersk	April 2024	$17,500	+ 4 months	$17,500
Wide Hotel (9)	2015	5,466	May 2024	ONE	May 2024	$18,500	+ 3 months	$18,500
Wide India (9)	2015	5,466	November 2025	Confidential (10)	November 2025	$53,500	+4 months	$53,500

Wide Juliet (9)	2015	5,466	June 2023	ONE	June 2023	$19,950	+ 3 months	$19,950

Rio Grande	2008	4,253	November 2024	OOCL	December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
ZIM Sao Paolo	2008	4,253	July 2023	Confidential (10)	July 2023	$20,000	+ 1 month	$20,000
ZIM Kingston	2008	4,253	April 2023	ZIM	April 2023	$25,500	+ 4 months	$25,500
ZIM Monaco	2009	4,253	October 2024	ZIM	April 2023	$22,000
				Confidential (10)	October 2024	$53,000	+ 6 months	$53,000
Dalian	2009	4,253	March 2023	KMTC	March 2023	$30,750
			April 2026	Confidential (10)	April 2026	$48,000	+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	OOCL	November 2023	$50,000
					October 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2024	ZIM	May 2023	$30,750
				Confidential (10)	November 2024	$53,000	+ 6 months	$53,000
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	May 2023	Maersk	May 2023	$26,500	+ 4 months	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	May 2025	Confidential (10)	May 2025	$28,000	+2 months	$28,000
Phoenix D (ex Vladivostok)	1997	2,200	March 2025	Maersk	March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	July 2023	Confidential (10)	July 2023	$16,000	+ 1 month	$16,000
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250	+ 2 months	$26,250
1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	A subsidiary of Danaos Corporation holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
6.	Daily charter rate for the contracted period of minimum 6 months – maximum 12 months will be the prevailing market rate at that time for such period.
7.	Bareboat charter rate.
8.	Vessels previously owned by Gemini Shipholdings Corporation, in which Danaos Corporation held a 49% equity interest through the end of the second quarter of 2021. On July 1, 2021, Danaos Corporation exercised its option to acquire the remaining 51% equity interests in Gemini Shipholdings Corporation and now holds 100%.
9.	We took delivery of: (i) ‘Maersk Euphrates’ on August 25, 2021, (ii) ‘Wide India’ on September 20, 2021, (iii) ‘Stephanie C (ex Wide Bravo)’ on September 23, 2021, (iv) ‘Wide Juliet’ on September 27, 2021, (v) ‘Wide Alpha’ on September 28, 2021, and (vi) ‘Wide Hotel’ on October 6, 2021.
10.	Charterer not disclosed due to confidentiality arrangements.

In November 2022, we sold Catherine C and Leo C, for gross proceeds of $130 million and in December 2022 we entered into agreement to sell Amalia C, for gross proceeds of $5.1 million. The Amalia C was delivered to its buyers in January 2023.

The specifications of our 6 contracted vessels under construction as of March 7, 2023 are as follows:

Name	Year Built	Size (TEU)	Shipyard	Expected Delivery Period
Hull No. C7100-7	2024	7,100	Dalian Shipbuilding Industry	2nd Quarter 2024
Hull No. C7100-8	2024	7,100	Dalian Shipbuilding Industry	3rd Quarter 2024
Hull No. HN4009	2024	8,000	Daehan Shipbuilding	1st Quarter 2024
Hull No. HN4010	2024	8,000	Daehan Shipbuilding	2nd Quarter 2024
Hull No. HN4011	2024	8,000	Daehan Shipbuilding	2nd Quarter 2024
Hull No. HN4012	2024	8,000	Daehan Shipbuilding	3rd Quarter 2024

Gemini Shipholdings Corporation; ZIM

On August 5, 2015, we entered into a Shareholders Agreement (the “Gemini Shareholders Agreement”), with Gemini Shipholdings Corporation (“Gemini”) and Virage International Ltd. (“Virage”), a company controlled by our largest stockholder DIL, in connection with the formation of Gemini to acquire and operate containerships. As of June 30, 2021, Gemini owned five containerships aggregating 32,531 TEU in capacity. We and Virage owned 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. On July 1, 2021 we exercised our option to acquire the remaining 51% equity interest in Gemini from Virage for $86.7 million, which was fully paid in cash in 2021. In November 2022, we sold Catherine C and Leo C (previously owned by Gemini), for gross proceeds of $130 million resulting in a gain on sale of $37.2 million.

On January 27, 2021, ZIM completed its initial public offering and listing on the NYSE of its ordinary shares. We owned 10,186,950 ordinary shares of ZIM following its listing on the NYSE. In 2021, we sold 3,000,000 shares of ZIM resulting in net proceeds of $120.7 million and we sold the remaining 7,186,950 shares for net proceeds of $246.6 million in 2022. Additionally, we received $147.1 million and $28.5 million in dividends, net of withholding taxes, on ZIM ordinary shares in the years ended December 31, 2022 and 2021, respectively.

Charterers

As the container shipping industry has grown, the major liner companies have contracted for additional containership capacity. As of March 7, 2023, our diverse group of customers in the containership sector included CMA-CGM, HMM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, KMTC, Niledutch, Samudera, RifLine, OSC and TS Lines.

The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2023 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

Under the time charters, when a vessel is “off-hire” or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time, the charterer has a right to terminate the charter agreement for that vessel. Charterers may also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel’s owner or manager without the charterer’s approval.

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

Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece, Russia, as well as in Odessa and Mariupol (damaged by the war) in Ukraine and in Zanzibar, Tanzania and we assume directly all related crewing, technical and other costs in our operating expenses. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels. Due to the war in Ukraine, our Manager also cooperates with external crew agencies in order to hire and employ seafarers from Egypt, Ghana and Philippines.

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

Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement whose current term expires at the end of 2024. For 2023, our Manager will receive the following fees which are fixed at these levels through the remaining term of the agreement: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, prorated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, prorated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, if any, which is capitalized, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

Our Manager had agreed to outsource technical and crew management services to the previous managers Bernhard Shulte Shipmanagement (“BSM”) related to the recently acquired vessels Wide Alpha, Stephanie C (ex Wide Bravo) and Wide Juliet and OSM Ship Management Pte. Ltd. (“OSM”) related to the vessels Maersk Euphrates, Wide Hotel and Wide India since each vessel’s delivery date to us in the second half of 2021. The payment related to these services is an obligation of our Manager. Both BSM and OSM services were terminated in the fourth quarter of 2022 and technical and crew management services of these vessels commenced to be provided by our Manager in the first quarter of 2023.

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

Crewing and Employees

Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping until April 30, 2015. As of December 31, 2022, 1,558 people were employed who served on board the vessels in our fleet and 164 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. In addition, our Manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew related expenses. We are not responsible for the compensation of our Manager’s shore-based employees. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

The following table lists the next drydockings scheduled for the vessels in our current containership fleet for the next three years:

	2023	2024	2025
Number of vessels	24	9	7
*	Does not include vessels under bareboat charters.

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

We carried a minimum loss of hire coverage with respect to the vessels Hyundai Honour and Hyundai Respect, to cover standard requirements of our sale and leaseback agreement until mid-2020. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

Our P&I insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per event. Our P&I Excess war risk coverage limit is $500.0 million and in respect of certain war and terrorist risks and the liabilities arising from bio-chemical etc., the limit is $30.0 million. For passengers and seaman risks, the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group’s claim records, as well as the individual claims’ records of all other members of the analogous individual associations and their performance. If our insurance providers are not able to obtain reinsurance for port calls in Iran, due to continuing U.S. primary sanctions applicable to U.S. persons facilitating transactions involving Iran, we may have to pay additional premiums with respect to any port calls that our charterers direct our vessels to make in Iran.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on SOx and nitrogen oxide (“NOx”) emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI, effective July 2010, set progressively stricter regulations to control SOx and NOx emissions from ships, which present both environmental and health risks. These amendments provided for a progressive reduction in SOx emissions from ships, with a global cap of 0.5% on sulfur in marine fuel used by vessels without scrubbers (reduced from 3.50%) effective from January 1, 2020. Vessels with scrubbers may use fuel with a maximum sulfur content of 3.5%. The Annex VI amendments have also established tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. In November 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These amendments require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions, both through changes in technical specifications as well as in modifications in vessels’ operational parameters. The U.S. Coast Guard is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the U.S. Coast Guard to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our capital expenditures and operating costs.

Additionally, more stringent emission standards apply in coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”) as Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Effective from January 1, 2022, all vessels entering Korean ports are prohibited from consuming marine fuel with sulfur content exceeding 0.5% cap and are prohibited from consuming maritime fuel with sulfur content exceeding 0.1% cap in the SOx ECAs. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, are being enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The Mediterranean Sea Emission Control Area for Sulphur Oxides and Particulate Matter was approved at MEPC 78 and was formally designated during MEPC 79 in December 2022. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

Effective November 12, 2019, OPA liability is limited to the greater of $1,200 per gross ton or $997,100 for non-tank vessels, subject to adjustment by the U.S. Coast Guard (“USCG”) for inflation every three years. On December 23, 2022, the U.S. Coast Guard again adjusted those limits to the greater of $1,300 per gross ton or $1,076,000 per non-tank vessel. These latest adjustments are expected to take effect on March 23, 2023. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The EU MRV (Monitoring, Reporting, Verification) regulation entered into force on July 1, 2015, and require ship owners and operators to annually monitor, report and verify carbon dioxide emissions for vessels larger than 5,000 gross tonnage calling at any EU, Norway and Iceland port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported carbon dioxide emissions, together with additional data, are to be verified by independent certified bodies and sent to a central database managed by the European Maritime Safety Agency (“EMSA”). Since the year 2019, it is mandatory for the companies to submit an approved by an independent verifier emissions report to the European Commission and to the responsible authorities of the flag states. The aggregated ship emission and efficiency data is published by the European Commission. In January 2023, the EU Parliament, Council and Commission reached a preliminary agreement to extend the EU’s Emission Trading System (“ETS”) to commercial cargo or passenger vessels above 5000 GT. Per this agreement, from 2025 on, the EU MRV will apply to offshore ships above 400 GT and general cargo ships between 400 and 5000 GT. From 2027 on, the ETS’ coverage will be expanded to include offshore ships above 5000 GT, while the EU authorities will also consider whether to include general cargo and offshore ships between 400 and 5000 GT in the ETS by 2026. Though this tentative agreement does not yet have the force of law, if enacted, it could impose significant additional regulatory burdens on our vessels.

The U.S. National Invasive Species Act (“NISA”), was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 imposing mandatory BWM practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative BWM methods approved by the USCG. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required BWM requirements. On March 23, 2012 the USCG adopted ballast water discharge standards that set maximum acceptable discharge limits for living organisms and established standards for BWM systems. The regulations became effective on June 21, 2012 and were phased in between January 1, 2014 and January 1, 2016 for existing vessels, depending on the size of their ballast water tanks and their next drydocking date. As of the date of this report, the USCG has approved forty BWM systems. Certain of our vessels have obtained extensions for drydocking and will install the BWM systems in the next scheduled dry-docking date and certain vessels installed the BWM systems afloat in 2022.

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

The Kyoto Protocol entered into force in February 2005 and required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping were not subject to the Kyoto Protocol. The second commitment period of the Kyoto Protocol expired in 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO’s MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The Energy Efficiency Design Index (“EEDI”) establishes a minimum energy efficiency level per capacity mile and is applicable to new vessels. The Ship Energy Efficiency Management Plan (“SEEMP”) is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future, particularly as the SEEMP will be strengthened (the so-called “Enhanced SEEMP”) to include mandatory content, including a CII target implementation plan (see below), on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements. MARPOL amendments released in November 2020 and adopted in June 2021 build upon the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. The USCG plans to develop and propose regulations to implement these provisions in the United States. The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. In June 2022, the European Union revised proposed amendments to this regulation which would effectively impose an Emissions Trading System (“ETS”) on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to ensure that our vessels meet the requirements of the revised EU-MRV, as well as potential additional costs related to the ETS. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

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

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

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

IMO Cyber security

The Maritime Safety Committee, at its 98th session in June 2017, also adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing SMS no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the ISM Code SMS on their ships.

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

Overview

Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of March 7, 2023, we had a fleet of 68 containerships aggregating 421,293 TEUs and 6 under construction containerships aggregating 46,200 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. In November 2022, we sold two of our vessels Catherine C and Leo C for gross proceeds of $130 million resulting in a gain on sale of these vessels of $37.2 million. In December 2022, we entered into agreement to sell Amalia C, for gross proceeds of $5.1 million. The vessel was delivered to its buyers in January 2023 and resulted in a gain on sale of approximately $1.7 million.

We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of March 7, 2023, 66 of the 68 containerships in our fleet were employed on time charters, of which 10 expire in 2023 and 2 containerships were employed on bareboat charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of March 7, 2023, our diverse group of customers in the containership sector included CMA CGM, MSC, HMM, ZIM, Hapag Lloyd, Maersk, Yang Ming, COSCO, OOCL, ONE, PIL, KMTC, Niledutch, Samudera, RifLine, OSC and TS lines.

The average number of containerships in our fleet for the years ended December 31, 2022, 2021 and 2020 was 70.7, 64.2 and 57.3, respectively.

Our Manager

Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The term of this agreement expires on December 31, 2024 (subject to certain termination rights described in “Item 7. Major Shareholders and Related Party Transactions”). Our manager is ultimately owned by DIL, which is also our largest stockholder. Our Manager had agreed to outsource technical and crew management services to the previous managers Bernhard Shulte Shipmanagement (“BSM”) related to the vessels acquired in 2021 Wide Alpha, Stephanie C (ex Wide Bravo) and Wide Juliet and OSM Ship Management Pte. Ltd. (“OSM”) related to the vessels acquired in 2021 Maersk Euphrates, Wide Hotel and Wide India. The agreements with BSM were in effect until January 2023 and the agreements with OSM were terminated in December 2022 and will be in effect until March 2023. The payment related to these services was an obligation of our Manager.

Recent Developments

Sale of Vessels

In November 2022, we sold two of our vessels Catherine C and Leo C for gross proceeds of $130 million resulting in a gain on sale of these vessels of $37.2 million. In December 2022, we entered into agreement to sell Amalia C, for gross proceeds of $5.1 million. The vessel was delivered to its buyers in January 2023, resulting in a gain of approximately $1.7 million.

Newbuilding Vessels

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $39.0 million was advanced in 2022, $31.2 million is expected to be paid in 2023 and $85.8 million in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $145.9 million was advanced in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. Additionally, a supervision fee of $725,000 per newbuilding vessel will be payable to Danaos Shipping Company Limited over the construction period starting from steel cutting. Interest expense amounting to $5.0 million was capitalized to the vessels under construction in the year ended December 31, 2022.

Impact of the War in Ukraine on our Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

Effects of COVID-19

The COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 and 2021 saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, shifted significant shipping volume to seaborne containers. The resulting demand for containerships resulted in negligible vessel capacity available in certain size segments increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this year at higher rates. In the second half of 2022 and early 2023, demand and rates declined as supply chain constraints eased and pandemic related restrictions were lifted in many parts of the world, with containership charter rates returning to pre-pandemic levels. Many liner operators and containership owners reported improved results in the second half of 2020 and through the first half of 2022, due in part to improving container shipping industry market conditions. Our operating revenues increased to $993.3 million in the year ended December 31, 2022 compared to $689.5 million in the year ended December 31, 2021.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2022 increased to $6,339 compared to $5,986 per vessel per day for the year ended December 31, 2021, mainly due to the COVID-19 and Ukraine war related increase in crew remuneration and increased insurance premiums in the year ended December 31, 2022.

The COVID-19 pandemic continues to unfold and may negatively affect our business in the future, financial performance and results of our operations, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. See “—Impact of COVID-19 on our Business.”

Inflation and Interest Rates Risk

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

●	Number of Vessels in Our Fleet. The number of vessels in our fleet, and their TEU capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet.

●	Charter Rates. Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of March 7, 2023, the charters for 10 of our vessels are scheduled to expire in 2023. Charter rate levels have improved in the second half of 2020 and through the first half of 2022 to levels higher than were prevailing when we entered into the charters for a number of our vessels but have since fallen to levels seen before the Covid-19 pandemic. We expect that we will have to re-charter these vessels for rates at or lower than their current charter rates.
●	Utilization of Our Fleet. Due to the multi-year charters under which they are often operated, our containerships have consistently been deployed at high levels of utilization. During 2022, our fleet utilization was 97.3%, compared to 98.2% in 2021 and 96.3% in 2020. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 68, 292 and 286 total off-hire days for our entire fleet during the years ended December 31, 2022, 2021 and 2020, respectively, other than for scheduled drydockings and special surveys. An increase in annual off-hire days could reduce our utilization. We currently expect to drydock approximately 24 of our vessels in 2023. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.
●	Expenses. Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including any interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future. See “—Liquidity and Capital Resources.”

The following table presents the contracted utilization of our operating fleet of 69 vessels as of December 31, 2022 and of our six newbuilding vessels scheduled for delivery in 2024, which do not yet have employment arranged as of December 31, 2022:

	2023	2024-2025	2026-2027	2028	Total
Number of vessels whose charters are set to expire in the respective period(1)	13	40	8	8	69
TEU’s on expiring charters in the respective period	81,494	219,470	55,661	67,120	423,745
Contracted operating days (2)	21,883	24,270	7,321	663	54,137
Total operating days (2)	24,418	52,686	52,646	23,983	153,733
Contracted operating days/Total operating days	89.6%	46.1%	13.9%	2.8%	35.2%
(1)	Refers to the incremental number of vessels with charters expiring within the respective period.
(2)	Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the amount of operating days above. Total operating days also include our six newbuilding vessels from the expected scheduled delivery date to us in 2024 and onwards.

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

Revenues from multi-year period charters comprised a substantial portion of our revenues for the years ended December 31, 2022, 2021 and 2020. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

In May 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable up to January 2027. Our future expected minimum payments as of December 31, 2022, based on contracted charter rates, from our non-cancellable time charter and bareboat charter arrangements for our containerships is shown in the table below. Although these expected future minimum payments are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See “Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.”

Future Minimum Payments from Charters as of December 31, 2022(1)

(Amounts in millions of U.S. dollars)

Number of Vessels	2023	2024 - 2025	2026-2027	2028	Total
69	$785.7	$935.9	$333.6	$34.0	$2,089.2
(1)	Annual calculations are based on an assumed 364 revenue days per annum representing contracted future minimum payments expected to be received on non-cancellable time charter and bareboat charter agreements based on contracted charter rates. Although these contracted future minimum payments are based on contractual charter rates, any contract is subject to performance by the counter parties and us. In addition to the contracted minimum payments reflected in the above table, the charter hire prepayment amounting to $238.9 million, received in May 2022 relating to 15 of our vessels, is recognized in revenue through the remaining period of the charter party agreement up to January 2027.

As of March 7, 2023 we have 10 vessels employed on charters expiring in 2023 and 27 employed on charters expiring in 2024, as well as six newbuilding containerships scheduled for delivery in 2024 for which employment has not been arranged. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Amortization of Time Charters Assumed on Acquisition of Vessels

Eleven of our vessel additions in 2021 were acquired with attached time charter agreements, which were below market terms prevailing at their acquisition date. As the present value of the contractual cash flows of these time charter agreements assumed was lower than its current fair value, the difference was recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Amortization of these time charter agreements resulted in an increase of our revenue by $56.7 million and $27.6 million in the year/period ended December 31, 2022 and 2021, respectively. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter durations (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the weighted average cost of capital for the shipping industry close to the acquisition date and the estimated average off-hire rate.

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

From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.77% to 3.75% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 5.0% to a limited number of our charterers. Our manager also receives a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. In 2022, 2021 and 2020 we paid a fee to our manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2023, this fee will remain at 1.25%.

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

Under time charters, such as those on which we charter all but two of the containerships in our fleet as of March 7, 2023, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

Amortization of Deferred Drydocking and Special Survey Costs

We follow the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is two and a half years. If a special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

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

Impairment Loss

There was no impairment loss in the years ended December 31, 2022, 2021 and 2020. See “Critical Accounting Estimates—Impairment of Long-lived Assets.”

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

General and Administrative Expenses

We paid our manager the following fees for 2022, 2021 and 2020: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro rated for the number of calendar days we own each vessel. Our executive officers received an aggregate of $2.1 million (€2.0 million), $2.1 million (€1.8 million) and $1.8 million (€1.5 million) in cash compensation for the years ended December 31, 2022, 2021 and 2020, respectively. We also recognized non-cash share-based compensation expense in respect of awards to our executive officers of $5.4 million, $11.8 million and $1.0 million in the years ended December 31, 2022, 2021, and 2020, respectively.

For 2023, we will pay a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

Other Income/(Expenses), Net

In the years ended December 31, 2022 and 2021, we recorded net other expenses of $6.6 million compared to net other income of $4.5 million, respectively. The decrease was mainly due to prior service cost of a defined benefit obligation amounting to $7.8 million in the year ended December 31, 2022 and the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest in the year ended December 31, 2021. An amount of $0.7 million of the defined benefit obligation is expected to be recognized in other expenses in the year ending December 31, 2023, while an additional projected periodic benefit cost of $0.8 million is also expected to be recognized in the year ending December 31, 2023. See “Note 19. Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

Interest Expense, Interest Income and Other finance expenses

We have incurred interest expense on outstanding indebtedness under our credit facilities which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which are included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts and until the end of 2021 also on interest bearing securities, which we include in interest income. We will incur additional interest expenses in the future on our outstanding borrowings and under future borrowings.

Gain/(loss) on investments

As of December 31, 2021, our remaining shareholding interest in ZIM of 7,186,950 ordinary shares has been fair valued at $423.0 million based on the closing price of ZIM’s ordinary shares on the NYSE on that date. A loss on this investment of $176.4 million was recognized in the year ended December 31, 2022 compared to a gain of $543.7 million in the year ended December 31, 2021, each relating to the change in fair value of our investment in ZIM. In 2022, we sold all of our remaining 7,186,950 ZIM ordinary shares resulting in proceeds to us of $246.6 million.

Dividend income

In the years ended December 31, 2022 and 2021 we also recognized $165.4 million and $34.3 million dividend income (gross of withholding taxes) on ZIM ordinary shares, respectively.

Gain on Debt Extinguishment

The gain on debt extinguishment of $4.4 million in the year ended December 31, 2022, which related to our early extinguishment of debt, decreased compared to $111.6 million in the year ended December 31, 2021, which resulted from our debt refinancing on April 12, 2021.

Equity income on investments

Equity income on investments in Gemini decreased to nil in the year ended December 31, 2022 compared to $68.0 million in the year ended December 31, 2021 following our acquisition and full consolidation of Gemini since July 1, 2021.

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

We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. An amount of $3.6 million was reclassified from Accumulated Other Comprehensive Loss into earnings for each of the years ended December 31, 2022, 2021 and 2020, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels.

Income taxes

We recorded income taxes of $18.3 million and $5.9 million in the years ended December 31, 2022 and 2021, respectively, related to the taxes withheld on dividend income earned.

Results of Operations

The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the three years in the three year period ended December 31, 2022. The selected consolidated financial data of Danaos Corporation as of December 31, 2022 and 2021 and each of the three years ended December 31, 2022 is derived from our consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the consolidated balance sheets at December 31, 2022 and 2021, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year ended December 31,
	2022	2021	2020

	In thousands, except per share amounts and
	other data
STATEMENT OF INCOME
Operating revenues	$993,344	$689,505	$461,594
Operating expenses, net	(339,908)	(331,246)	(262,114)
Income from operations	653,436	358,259	199,480
Total other income/(expenses), net	(75,976)	700,472	(45,930)
Income taxes	(18,250)	(5,890)	-
Net income	$559,210	$1,052,841	$153,550
PER SHARE DATA
Basic earnings/(loss) per share of common stock	$27.30	$51.75	$6.51
Diluted earnings/(loss) per share of common stock	$27.28	$51.15	$6.45
Basic weighted average number of shares (in thousands)	20,482	20,345	23,589
Diluted weighted average number of shares (in thousands)	20,501	20,584	23,805
Dividends declared per share	$3.00	$1.50	-
CASH FLOW DATA
Net cash provided by operating activities	$934,741	$428,111	$265,679
Net cash provided by/(used in) investing activities	176,572	(143,148)	(170,736)
Net cash used in financing activities	(973,401)	(220,870)	(168,450)
Net increase/(decrease) in cash, cash equivalents and restricted cash	137,912	64,093	(73,507)
OTHER DATA
Number of vessels at period end	69	71	60
TEU capacity at period end	423,745	436,589	371,262
Ownership days	25,807	23,430	20,982
Operating days	25,111	23,004	20,209

Year ended December 31, 2022 compared to the year ended December 31, 2021

During the year ended December 31, 2022, Danaos had an average of 70.7 containerships compared to 64.2 containerships during the year ended December 31, 2021. Our fleet utilization for the year ended December 31, 2022 was 97.3% compared to 98.2% for the year ended December 31, 2021. The decrease in utilization was mainly due to the increased days of scheduled dry-docking of our vessels.

Operating Revenues

Operating revenues increased by 44.1%, or $303.8 million, to $993.3 million in the year ended December 31, 2022 from $689.5 million in the year ended December 31, 2021.

Operating revenues for the year ended December 31, 2022 reflect:

●a $260.6 million increase in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 mainly as a result of higher charter rates;
●a $55.8 million increase in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the incremental revenue generated by newly acquired vessels;
●a $29.0 million increase in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to amortization of assumed time charters;
●a $1.6 million decrease in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to vessel disposals; and
●a $40.0 million decrease in revenue in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to lower non-cash revenue recognition in accordance with US GAAP.

Voyage Expenses

Voyage expenses increased by $10.8 million to $35.1 million in the year ended December 31, 2022 from $24.3 million in the year ended December 31, 2021 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $23.1 million to $159.0 million in the year ended December 31, 2022 from $135.9 million in the year ended December 31, 2021, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charter to $6,339 per vessel per day for the year ended December 31, 2022 compared to $5,986 per vessel per day for the year ended December 31, 2021. The average daily operating cost increased mainly due to the COVID-19 and Ukraine war related increase in crew remuneration and increased insurance premiums in the year ended December 31, 2022 compared to the year ended December 31, 2021. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 14.9%, or $17.4 million, to $134.3 million in the year ended December 31, 2022 from $116.9 million in the year ended December 31, 2021 due to recent acquisitions of 11 vessels.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $2.0 million to $12.2 million in the year ended December 31, 2022 from $10.2 million in the year ended December 31, 2021.

General and Administrative Expenses

General and administrative expenses decreased by $7.4 million to $36.6 million in the year ended December 31, 2022, from $44.0 million in the year ended December 31, 2021. The decrease was mainly attributable to a $9.3 million decrease in stock-based compensation, which was partially offset by a $2.0 million increase in management fees (due to the increased average size of our fleet) in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Gain on sale of vessels

In November 2022, we completed the sale of the Catherine C and Leo C for net proceeds of $128.0 million resulting in a gain of $37.2 million.

Interest Expense, Interest Income and Other Finance Expenses

Interest expense decreased by 10.0%, or $6.9 million, to $62.1 million in the year ended December 31, 2022 from $69.0 million in the year ended December 31, 2021. The decrease in interest expense is a combined result of:

●	a $7.6 million decrease in interest expense due to a decrease in our average indebtedness by $407.4 million between the two periods (average indebtedness of $1,070.7 million in the year ended December 31, 2022 compared to average indebtedness of $1,478.1 million in the year ended December 31, 2021), which was partially offset by an increase in our debt service cost by 0.96 percentage points, mainly as a result of increase in the reference rates on our floating rate debt;
●	a $4.4 million decrease in the amortization of deferred finance costs and debt discount;
●	a $5.0 million decrease in interest expense due to capitalized interest on our vessels under construction in the year ended December 31, 2022 compared to none in the year ended December 31, 2021; and
●	a $10.1 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021 and subsequently fully repaid on May 15, 2022, at which point the remaining accumulated accrued interest of $26.9 million was recognized in gain on debt extinguishment.

During the year ended December 31, 2022, we reduced debt, bond and lease indebtedness by $1,042.8 million mainly as a result of $909.1 million early debt and lease repayments and recognized a $4.4 million gain related to this early debt extinguishment. On the other hand, our indebtedness increased by $130 million following consummation of the loan agreement to finance our six 5,466 TEU vessels that were acquired in 2021 and by a further $55.25 million, following consummation of a new credit facility during the quarter ended December 31, 2022. Additionally, during the quarter ended December 31, 2022 we entered into a $382.5 million Revolving Credit Facility which remains available and undrawn.

As of December 31, 2022, our outstanding bank debt, gross of deferred finance costs, was $438.0 million, which includes $262.8 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $72.9 million. These balances compare to debt of $1,142.0 million and a leaseback obligation of $226.5 million, gross of deferred finance costs, as of December 31, 2021.

Interest income decreased by $7.6 million to $4.6 million in the year ended December 31, 2022 compared to $12.2 million in the year ended December 31, 2021, mainly as a result of full collection of accrued interest on ZIM and HMM bonds, which were redeemed by the issuers thereof in the year 2021.

Other finance expenses increased by $0.3 million to $1.6 million in the year ended December 31, 2022 compared to $1.3 million in the year ended December 31, 2021.

Gain/(loss) on investments

A loss on investments of $176.4 million was recognized in the year ended December 31, 2022 compared to a gain of $543.7 million in the year ended December 31, 2021, each relating to the change in fair value of our investment in ZIM. In April 2022, we sold 1,500,000 of these ZIM ordinary shares resulting in proceeds to us of $85.3 million. In September 2022, we sold all of our remaining 5,686,950 ZIM ordinary shares resulting in proceeds to us of $161.3 million.

Dividend income

Dividend income of $165.4 million was recognized on ZIM ordinary shares in the year ended December 31, 2022 compared to $34.3 million in the year ended December 31, 2021.

Gain on debt extinguishment

The gain on debt extinguishment of $4.4 million in the year ended December 31, 2022, which related to our early extinguishment of debt, decreased compared to $111.6 million in the year ended December 31, 2021, which resulted from our debt refinancing on April 12, 2021.

Equity income on investments

Equity income on investments in Gemini decreased to nil in the year ended December 31, 2022 compared to $68.0 million in the year ended December 31, 2021 following our acquisition and full consolidation of Gemini since July 1, 2021.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2022 and December 31, 2021.

Other income/(expenses), net

Other expenses, net were $6.6 million in the year ended December 31, 2022 compared to other income, net of $4.5 million in the year ended December 31, 2021. The decrease was mainly due to recognition of prior service cost of a defined benefit obligation of $7.8 million in the year ended December 31, 2022 and the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest in the year ended December 31, 2021.

Income taxes

Income taxes were $18.3 million in the year ended December 31, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares and compared to $5.9 million taxes withheld on dividend income in the year ended December 31, 2021.

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

Gain on investments

The gain on investments of $543.7 million in the year ended December 31, 2021 relates to the change in fair value of our shareholding interest in ZIM, which completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. In 2021, we sold 3,000,000 ordinary shares of ZIM resulting in net proceeds of $120.7 million. For the year ended December 31, 2021, the unrealized gain related to the ZIM ordinary shares still held on December 31, 2021 amounted to $422.97 million. Our remaining shareholding interest of 7,186,950 ordinary shares has been fair valued at $423.02 million as of December 31, 2021, based on the closing price of ZIM’s ordinary shares on the NYSE on that date compared to the book value of these shares of $75 thousand as of December 31, 2020.

Dividend income

In the year ended December 31, 2021, we recognized $34.3 million of dividend income, gross of withholding taxes, on ZIM ordinary shares.

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

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our recently divested investment in ZIM ordinary shares. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). We used the net proceeds from the offering of Senior Notes, together with proceeds from a new $815 million senior secured credit facility with a four-year term (the “Citibank/Natwest $815 Million Facility”) and a new $135 million sale and leaseback arrangement (the “2021 Leaseback Agreement”), to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness consummated on April 12, 2021 (the “2021 Debt Refinancing”). Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our six contracted newbuildings, debt interest payments, servicing our debt obligations, payment of dividends and repurchase of our common stock. Our long-term liquidity needs primarily relate to installment payments for our six contracted newbuildings and any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity (for the next 12 months after the issuance of the consolidated financial statements) and long-term liquidity requirements.

Under our existing multi-year charters as of December 31, 2022, we had $2.1 billion of total contracted cash revenues, or $785.7 million for 2023 and thereafter $1.3 billion. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. On May 5, 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of December 31, 2022, we had cash and cash equivalents of $267.7 million. As of December 31, 2022, we had $382.5 million of remaining borrowing availability under a reducing revolving credit facility, the availability under which reduces on a quarterly basis. As of December 31, 2022, we had $510.9 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes, and $72.9 million of outstanding leaseback obligations (gross of deferred finance costs) with respect to two of our vessels. As of December 31, 2022, we were obligated to make quarterly fixed amortization payments, totaling $27.5 million to December 31, 2023, related to the long-term bank debt and aggregate payments of $27.5 million ($30.9 million including imputed interest) under our leaseback obligations to December 31, 2023 (gross of deferred finance costs). We are also obligated to make certain payments to our Manager, Danaos Shipping, under our management agreement which has a term through December 31, 2024. See “—Contractual Obligations” below. In January 2023, we gave an early termination notice to Oriental Fleet of our intention to fully repay our outstanding leaseback obligations related to two of our vessels, which totaled $72.9 million as of December 31, 2022, by May 12, 2023.

In May 2022, we early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment. In May 2022, we also early terminated our leaseback obligation related to the 2021 Leaseback Agreement and repaid an aggregate outstanding amount of $94.2 million, together with additional fees amounting to $2.8 million. Additionally, in the second quarter of 2022, we early repaid in full to our lenders the: (i) $43.0 million loan outstanding with the Macquarie Bank, (ii) $20.6 million loan outstanding with Eurobank and (iii) $9.8 million loan outstanding with SinoPac. In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole with five-year term, which is secured by six 5,466 TEU sister vessels acquired in 2021.

In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with the $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of December 31, 2022 and with the Alpha Bank $55.25 mil. Facility, which was drawn down in full and is outstanding as of December 31, 2022. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. We pay a commitment fee at a rate of 0.8% on the undrawn amount of this facility. The Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. In December 2022, we also repurchased $37.2 million aggregate principal amount of our unsecured senior notes in a privately negotiated transaction. The above debt extinguishments and the extinguishment of the 2021 Leaseback Agreement resulted in a total net gain on debt extinguishment of $4.4 million in the year ended December 31, 2022. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise.

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $39.0 million was advanced in 2022, $31.2 million is expected to be paid in 2023 and $85.8 million in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $145.9 million was advanced in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited over the construction period starting from steel cutting. Interest expense amounting to $5.0 million was capitalized to the vessels under construction in the year ended December 31, 2022.

On February 14, 2023, we declared a dividend of $0.75 per share of common stock payable on March 14, 2023 to holders of record on February 28, 2023. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. We have repurchased 466,955 shares of our common stock in the open market for $28.6 million as of December 31, 2022. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

ZIM Equity Securities

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In 2021, we sold 3,000,000 ZIM ordinary shares resulting in net proceeds to us of $120.7 million. In April 2022, we sold 1,500,000 ZIM ordinary shares resulting in net proceeds to us of $85.3 million and we sold our remaining shareholding interest in ZIM of 5,686,950 ordinary shares for $161.3 million in September 2022. For the year ended December 31, 2022 we recognized a $176.4 million loss on these shares. Additionally we recognized dividend income on these shares amounting to $165.4 million gross of withholding taxes of $18.3 million in the year ended December 31, 2022. See Note 7, “Other Current and Non-current Assets” to our consolidated financial statements included in this report.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic had severe impacts on the global economic activity. These trends may continue for the near future as, while the availability of effective vaccines has led to a developing economic recovery in parts of the world, the success and timing of COVID-19 containment strategies are uncertain, including due to the emergence of new variants, and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, reversed many of the negative impacts suffered in the first half of 2020 and experienced historic high levels of demand until the second half of 2022, since which time demand and rates have declined as supply chain constraints eased and demand for containerized cargoes declined, but currently remain at relatively healthy prepandemic levels.

In particular as it pertains to our business, the COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 through the first half of 2022 saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the temporary grounding of aircraft resulting from travel restrictions which have now generally been lifted, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has resulted in negligible vessel capacity available in certain size segments during this period, increasing charter rates for all segments and enabled us to recharter many of our smaller vessels which had charters expiring during 2021 and 2022 at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020, in 2021 and the first half of 2022, due in part to improving container shipping industry market conditions. Our operating revenues increased to $993.3 million in the year ended December 31, 2022 compared to $689.5 million in the year ended December 31, 2021. In the second half of 2022, containership demand and rates have declined from the recent historic highs, as supply chain constraints eased and demand for containerized cargoes declined, but currently remain at relatively healthy prepandemic levels.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2021 increased to $6,339 compared to $5,986 per vessel per day for the year ended December 31, 2022, mainly due to the COVID-19 and Ukraine war related increase in crew remuneration and increased insurance premiums in the year ended December 31, 2022.

The Zero COVID-19 policy in China until recently strictly applied may continue to negatively affect our business. We may continue to experience delays in Chinese shipyards where we are building two of our contracted newbuilding container vessels as well as increased expenses and decreased operating revenue due to the delays in carrying out of dry-docking and repairs of our vessels. Until recently prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices during 2020, which is a substantial expense borne by our customers, helped to bolster their financial position. Recently, fuel costs for our charterers have increased significantly along with the price of oil, and prevailing interest rates have significantly increased and are expected to increase further as central banks have sought to counter inflation.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy, or the effects of containment strategies such as recent lockdowns imposed in China, may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise, as has been the case recently as supply chain constraints ease and inflation and declining GDP growth, the uncertainties created by the war in Ukraine and energy supply concerns, have reduced demand for containerships. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Cash Flows

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(In thousands)
Net cash provided by operating activities	$934,741	$428,111	$265,679
Net cash provided by/(used in) investing activities	$176,572	$(143,148)	$(170,736)
Net cash used in financing activities	$(973,401)	$(220,870)	$(168,450)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by 118.3%, or $506.6 million, to $934.7 million in the year ended December 31, 2022 compared to $428.1 million in the year ended December 31, 2021. The increase was the result of (i) a $260.6 million increase in operating revenues due to higher charter rates, (ii) $54.2 million of incremental revenues due to the net increase in the average number of vessels in our fleet, (iii) a $169.1 million prepayment of charter revenue related to future periods (iv) a $124.1 million increase in collection of dividends from ZIM (net of withholding taxes), which were partially offset by (i) a $36.3 million increase in total operating expenses, (ii) a $25.3 million increase in dry-docking expenses, (iii) a $8.1 million increase in net finance cost, (iv) collection of $10.2 million accumulated PIK interest income following redemption of HMM and ZIM notes in the year ended December 31, 2021 compared to none in the year ended December 31, 2022, (v) a $17.6 million change in working capital and (vi) a partial collection of common benefit claim of $3.9 million from Hanjin Shipping in the year ended December 31, 2021 compared to none in the year ended December 31, 2022.

Net Cash Used in Investing Activities

Net cash flows provided by investing activities increased by $319.7 million, to $176.6 million provided by investing activities in the year ended December 31, 2022 compared to $143.1 million used in investing activities in the year ended December 31, 2021. The increase was due to (i) an incremental $125.9 million in proceeds from sale of ZIM ordinary shares amounting to $246.6 million in the year ended December 31, 2022 compared to $120.7 million in the year ended December 31, 2021, (ii) lower by $156.6 million payments vessels in relation to vessels additions and advances for vessels under construction between the two periods and (iii) a $129.1 million proceeds and advances received from sale of vessels in the year ended December 31, 2022 compared to no such receipt in the year ended December 31, 2021, which were partially offset by (i) a $75.7 million decrease in bond redemption proceeds received in the year ended December 31, 2021 compared to no such proceeds received in the year ended December 31, 2022 and (ii) a $16.2 million decrease in acquired cash and restricted cash in the year ended December 31, 2021 compared to none in the year ended December 31, 2022.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $752.5 million, to $973.4 million used in financing activities in the year ended December 31, 2022 compared to $220.9 million used in financing activities in the year ended December 31, 2021 due to (i) a $889.2 million increase in payments of long-term debt and leaseback obligations mainly related to the early debt extinguishment described above, (ii) a $30.6 million increase in dividend payments on our common stock and (iii) a $28.6 million increase in repurchases of our common stock in the year ended December 31, 2022 compared to none in the year ended December 31, 2021, which were partially offset by (i) $182.7 million net proceeds from new credit facilities drawn down in the year ended December 31, 2022, (ii) a $7.0 million decrease in payments of accumulated accrued interest and (iii) a $6.2 million decrease in finance costs.

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

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividend, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees, stock based compensation, gain/loss on investments, gain on sale of vessels, equity income on investments and gain on debt extinguishment. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Net Income Reconciliation to EBITDA and Adjusted EBITDA

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(In thousands)
Net income	$559,210	$1,052,841	$153,550
Depreciation and amortization of right-of-use assets	134,271	116,917	101,531
Amortization of deferred drydocking & special survey costs	12,170	10,181	11,032
Amortization of assumed time charters	(56,699)	(27,614)	—
Amortization of deferred realized losses of cash flow interest rate swaps	3,622	3,622	3,632
Amortization of finance costs, debt discount and commitment fees	11,775	15,913	16,817
Finance costs accrued (Exit Fees under our Bank Agreement)	—	149	521
Interest income	(4,591)	(12,230)	(6,638)
Interest expense	50,620	53,078	36,687
Income taxes	18,250	5,890	—
EBITDA	728,628	1,218,747	317,132
Loss/(gain) on investments and dividend withholding taxes	158,136	(549,543)	—
Gain on debt extinguishment	(4,351)	(111,616)	—
Gain on sale of vessels	(37,225)	—	—
Equity income on investments	—	(64,063)	—
Stock based compensation	5,972	15,278	1,199
Adjusted EBITDA	$851,160	$508,803	$318,331

EBITDA decreased by $490.1 million, to $728.6 million in the year ended December 31, 2022, from $1,218.7 million in the year ended December 31, 2021. This decrease was mainly attributed to a change in fair value of investment and dividends from ZIM of $589.0 million, a $107.3 million decrease in gain on debt extinguishment, a $33.9 million increase in total operating expenses, a $68.0 million decrease in our equity income from our investment in Gemini following our acquisition and full consolidation of Gemini since July 1, 2021, a partial collection of a common benefit claim of $3.9 million from Hanjin Shipping in the year ended December 31, 2021, which were partially offset by a $274.8 million increase in operating revenue (net of $29.0 million increase in amortization of assumed time charters) and a $37.2 million gain on sale of vessels in the year ended December 31, 2022 compared to no such gain in the year ended December 31, 2021.

Adjusted EBITDA increased by $342.4 million, to $851.2 million in the year ended December 31, 2022 from $508.8 million in the year ended December 31, 2021. As outlined above, the increase is mainly attributable to a $274.8 million increase in operating revenues (net of $29.0 million increase in amortization of assumed time charters) and a $118.7 million increase in dividends from ZIM (net of withholding taxes) in the year ended December 31, 2022, which were partially offset by a $43.2 million increase in total operating expenses, a $4.0 million decrease in our equity income from our investment in Gemini following our acquisition and full consolidation of Gemini since July 1, 2021 and a partial collection of common benefit claim of $3.9 million from Hanjin Shipping in the year ended December 31, 2021.

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

	Outstanding
	Principal
	Amount
	(in
Credit Facility	millions)(1)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$120.00	The Wide Alpha, the Stephanie C (ex Wide Bravo), the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$55.25	The Bremen and the Kota Santos (ex Phoebe)
Citibank $382.5 mil. Revolving Credit Facility	$—

The Express Berlin, the Express Rome, the Express Athens, the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the CMA CGM Racine, the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate

Senior Notes	$262.8	None
(1)	As of December 31, 2022.

As of December 31, 2022, there was $382.5 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility. As of December 31, 2022, 43 of our vessels were unencumbered. See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information regarding our outstanding debt and the related repayment schedule.

The weighted average interest rate on our borrowings for the years ended December 31, 2022, 2021 and 2020 was 5.3%, 4.4% and 4.6%, respectively (including leaseback obligations).

As of December 31, 2022, we also had $72.9 million of outstanding leaseback obligations. See Note 5 “Fixed Assets, net & Advances for Vessels under Construction” to our consolidated financial statements included elsewhere in this report for additional information regarding these arrangements and the related repayment schedule.

Citibank $382.5 million Senior Secured Revolving Credit Facility

In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with an up to $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of December 31, 2022 and with an Alpha Bank $55.25 mil. Facility (see below). The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each, together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of our vessels.

Alpha Bank $55.25 million Secured Credit Facility

The Alpha Bank $55.25 mil. Facility was drawn down in full in December 2022. This facility is secured by two of our vessels and is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3%.

BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility

The BNP Paribas/Credit Agricole $130.0 mil. Facility was drawn down in full in June 2022. This facility is secured by six of our 5,466 TEU sister vessels acquired in 2021 and is repayable in eight quarterly instalments of $5.0 million each, twelve quarterly instalments of $1.9 million each, and a balloon payment of $67.2 million at the end of the five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

Financial Covenants and Securities

The Alpha Bank $55.25 mil. Facility and Citibank $382.5 mil. Revolving Credit Facility each contain a requirement to maintain a minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility contains a requirement to maintain a minimum fair market value of collateral vessels to loan value coverage of 125%. Additionally, these facilities require us to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of our credit facilities, except for our unsecured Senior Notes, are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. We were in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2022. Twenty-four of our vessels having a net carrying value of $1,592.4 million as of December 31, 2022, were subject to first preferred mortgages as collateral to our credit facilities (other than our unsecured Senior Notes).

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

In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may redeem some or all of the Senior Notes at any time or from time to time for cash: (i) prior to March 1, 2024, at 100.00% of the principal amount of such Senior Notes, plus an applicable “make-whole premium,” plus accrued and unpaid interest; (ii) on or after March 1, 2024 and prior to March 1, 2025, at 104.250% of the principal amount of such Senior Notes, plus accrued and unpaid interest; (iii) on or after March 1, 2025 and prior to March 1, 2026, at 102.125% of the principal amount of such Senior Notes, plus accrued and unpaid interest; and (iv) on or after March 1, 2026 and prior to maturity, at 100.000% of the principal amount of such Senior Notes, in each case plus accrued and unpaid interest to, but not including, the redemption date.

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

Principal Payments

The scheduled debt maturities of our credit facilities, including our unsecured Senior Notes, subsequent to December 31, 2022 are as follows (in thousands):

Principal
Payments due by period ended	repayments
December 31, 2023	$27,500
December 31, 2024	21,300
December 31, 2025	15,100
December 31, 2026	15,100
December 31, 2027	96,250
Thereafter	262,766
Total long‑term debt	$438,016

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

Contractual Obligations

Our contractual obligations as of December 31, 2022 were:

	Payments Due by Period
		Less than
		1 year	2 – 3 years	4 – 5 years	More than
	Total	(2023)	(2024 – 2025)	(2026 – 2027)	5 years

	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments(1)	$438,016	$27,500	$36,400	$111,350	$262,766
Long-term leaseback obligations(2)	$72,925	$27,469	$45,456	—	—
Interest on long-term debt obligations(3)	$152,972	$37,054	$59,769	$52,364	$3,785
Commitment fees(4)	$10,929	$2,935	$4,783	$3,211	—
Payments to shipyards for newbuilding vessels(5)	$343,839	$31,200	$312,639	—	—
Payments to our manager(6)	$64,006	$33,719	$30,287	—	—
Total	$1,082,687	$159,877	$489,334	$166,925	$266,551
(1)	These long-term debt obligations reflect our existing debt obligations and our Senior Notes as of December 31, 2022.
(2)	Long-term leaseback obligations reflect our existing leaseback obligations related to two of our 13,100 TEU vessels. The monthly payments do not include imputed interest assumed in the leases, which is included in interest payments under (3) below. The leaseback obligations and related interest payments presented in the table have not been adjusted for an early termination notice we provided to Oriental Fleet in January 2023, of our intention to fully repay these outstanding leaseback obligations by May 12, 2023.
(3)	The interest payments in this table reflect our existing debt obligations as of December 31, 2022. The calculation of interest is based on outstanding debt balances and leaseback obligations as of December 31, 2022 amortized by the contractual fixed amortization payments. The interest payments on debt obligations in this table are based on an assumed average SOFR rate of 4.72% in the year ended December 31, 2023, up to 3.85% in the twenty-four months ended December 31, 2025 and up to a maximum of 2.81% thereafter, and an imputed interest expense assumed in the leaseback agreement. The actual amortization we pay may differ from management’s estimates, potentially materially, which would result in different interest payment obligations. These interest payment obligations are gross of amounts, which will be capitalized to the cost of the vessels under construction under (4) below.
(4)	The commitment fees represent maximum fee payable on our reducing $382.5 mil. Revolving Credit Facility with Citibank calculated at 0.8% rate on the undrawn amount over the five year term of this facility.
(5)	Payments to shipyards for newbuilding vessels relate to remaining contracted payments for six of our vessels under construction, which are expected to be delivered to us in 2024.
(6)	Under our management agreement with Danaos Shipping, the management fees are a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter. As of December 31, 2022, we had a fleet of 68 containerships held for use, out of which 66 were on time charter and 2 on bareboat charter. In addition, we also will pay our Manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $725 thousand per newbuilding vessel, if any, for the supervision of any newbuilding contracts. We will be obligated to make the payments set forth in the above table under our management agreement, based on our contracted revenue as of December 31, 2022 for periods subsequent thereto, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues” with respect to the fee of 1.25%, and assuming no change to the number of vessels in our fleet with respect to the per vessel per day fees described above except for the vessels Amalia C, which we sold in January 2023. In addition to the amounts set forth in the table, we will be obligated to pay the 1.25% fee on revenue generated by our vessels with uncontracted days during these periods under contracts that have not yet been arranged.

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

After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, charter rates for containerships have generally improved to new all times high levels. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time through first half of 2022, but have since declined to pre COVID-19 levels and may further decline, particularly if the negative impact of the pandemic on global economic activity persists for longer than anticipated or consumer preferences change. Containerized trade was estimated to have decreased by 5.3% in 2022, after increasing by 6.5% in 2021, compared to an estimated increase in global gross domestic product (“GDP”) of 3.2% in 2022. In general, container trade is correlated with global GDP, with container trade usually growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, due to an extended period of COVID-19 related restrictions or otherwise, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline. Currently, container trade is expected to decline further by approximately 2% in 2023.

Overall, available tonnage in the containership sector remains tight with very few ships available to fix at the end of 2022. The average idle capacity stood at approximately 2% of global fleet capacity at the end of 2022. The average idle capacity recorded in full year 2019 came to 6%.

Earnings with the guideline rate for a 4,400 TEU Panamax stood at $24,300 per day at the end of 2022 compared to $100,000 per day at the end of 2021 and $24,600 at the end of 2020, respectively. Containership newbuilding orders totaled 2.6 million TEU in 2022 compared to 4.4 million TEU in 2021, representing a significant increase compared to that seen in prior years. The size of the order book compared to global fleet capacity increased sharply to 28.3% compared to 9.9% at the end of 2020. The orderbook, both in absolute terms and as a percentage of the existing fleet, is highest in the segment for vessels over 12,000 TEU. The “slow-steaming” of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. While generally reporting strong profitability in the second half of 2020 and 2021, a number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as having entered into consolidating mergers or formed cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered-in containership tonnage.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the critical accounting estimates that involve a high degree of judgment and the methods of their application.

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

As of December 31, 2022, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our vessels, for which an impairment indicator existed as of December 31, 2022, by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi-year, fixed rate period charters that have initial terms ranging from less than one to 18 years for our current vessels, providing us with contracted stable cash flows. The factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. As of December 31, 2021, no events or circumstances occurred, which may trigger the existence of potential impairment of some of our vessels.

As of December 31, 2022, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contracts i.e. non-contracted revenue days. The estimated daily time charter equivalent rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond our control we believe that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market.

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

As of December 31, 2022, our assessment concluded that step two of the impairment analysis was not required for any vessel in our fleet held and used, as their undiscounted projected net operating cash flows exceed their carrying value.

Impairment Sensitivity Analysis

As of December 31, 2022, an internal analysis, which is based on our vessel’s market valuation as described in our credit facilities and accepted by our lenders as of December 31, 2022, suggests that 25 of our vessels may have current market values below their carrying values. We believe that each of the 25 vessels identified as having estimated market values less than their carrying values, all of which are currently under long-term charters expiring from March 2023 to April 2028, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels. The carrying value of each of the Company’s vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values are based on charter-free vessel values provided by the third-party independent brokers. Charter-free vessel values are highly volatile and these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable as discussed above.

			Net Book Value	Net Book Value
			December 31, 2022	December 31, 2021
		Year	(In thousands	(In thousands
Vessel	TEU	Built	of Dollars)	of Dollars)
Hyundai Honour	13,100	2012	$124,032	$129,832
Hyundai Respect	13,100	2012	124,142	129,930
Hyundai Smart	13,100	2012	125,531	131,346
Hyundai Speed	13,100	2012	126,069	131,880
Hyundai Ambition	13,100	2012	126,629	132,448
Express Berlin	10,100	2011	99,325	104,098
Express Rome	10,100	2011	99,788	104,588
Express Athens	10,100	2011	99,923	104,542
Le Havre	9,580	2006	48,468	51,199
Pusan C	9,580	2006	47,661	50,368
Bremen	9,012	2009	28,990	30,105
C Hamburg	9,012	2009	29,000	30,117
Niledutch Lion	8,626	2008	25,768	26,936
Kota Manzanillo (ex Charleston)	8,533	2005	21,973	22,882
Belita	8,533	2006	52,792	56,024
CMA CGM Melisande	8,530	2012	83,923	87,726
CMA CGM Attila	8,530	2011	79,453	83,148
CMA CGM Tancredi	8,530	2011	81,230	84,995
CMA CGM Bianca	8,530	2011	81,745	85,502
CMA CGM Samson	8,530	2011	81,878	85,611
America	8,468	2004	38,478	40,873
Europe	8,468	2004	37,576	39,930
Kota Santos (ex Phoebe)	8,463	2005	24,085	25,042
CMA CGM Moliere	6,500	2009	58,942	61,918
CMA CGM Musset	6,500	2010	59,957	62,895
CMA CGM Nerval	6,500	2010	60,475	63,396
CMA CGM Rabelais	6,500	2010	61,154	64,137
CMA CGM Racine	6,500	2010	61,198	64,116
YM Mandate	6,500	2010	63,391	66,612
YM Maturity	6,500	2010	64,341	67,574
Catherine C (1)	6,422	2001	—	45,834
Leo C (1)	6,422	2002	—	47,417
ZIM Savannah	6,402	2002	8,816	8,924
Dimitra C	6,402	2002	8,959	9,033
Suez Canal (2)	5,610	2002	36,619	—
Kota Lima (2)	5,544	2002	36,950	—
Wide Alpha	5,466	2014	52,439	54,617
Stephanie C (ex Wide Bravo)	5,466	2014	52,511	54,658
Maersk Euphrates	5,466	2014	52,311	54,431
Wide Hotel	5,466	2015	54,091	56,255
Wide India	5,466	2015	54,000	56,125
Wide Juliet	5,466	2015	54,013	56,140
Seattle C	4,253	2007	10,135	10,597
Vancouver	4,253	2007	10,228	10,244
Rio Grande	4,253	2008	11,422	11,784
ZIM Sao Paolo	4,253	2008	11,874	12,252
ZIM Kingston	4,253	2008	12,157	12,550
ZIM Monaco	4,253	2009	12,465	12,927
Dalian	4,253	2009	13,011	13,324
ZIM Luanda	4,253	2009	13,391	13,890
Derby D	4,253	2004	5,375	5,339
Tongala	4,253	2004	5,286	5,334
Dimitris C	3,430	2001	4,982	5,029
Express Brazil	3,400	2010	6,694	6,656
Express France	3,400	2010	6,688	6,640
Express Spain	3,400	2011	6,950	6,955
Express Argentina	3,400	2010	6,632	6,624
Express Black Sea	3,400	2011	6,975	7,131
Colombo	3,314	2004	8,648	8,914
Singapore	3,314	2004	8,702	8,766
Zebra	2,602	2001	4,050	4,119
Artotina	2,524	2001	4,019	4,101
Amalia C (1)	2,452	1998	—	3,492
Advance	2,200	1997	2,898	2,733
Future	2,200	1997	2,860	2,726
Sprinter	2,200	1997	2,865	2,736
Stride	2,200	1997	2,920	2,686
Progress C	2,200	1998	2,896	2,737
Bridge	2,200	1998	2,890	2,734
Highway	2,200	1998	2,877	2,738
Phoenix D (ex Vladivostok)	2,200	1997	2,978	2,689
Total			$2,721,494	$2,861,651
(1)	The vessels Catherine C and Leo C were sold in November 2022 and Amalia C was held for sale as of December 31, 2022 and delivered to its buyers in January 2023.

(2)	The vessels Suez Canal and Kotal Lima were transferred from right-of-use assets in July 2022.

As discussed above, we believe that the appropriate historical period to use as a benchmark for impairment testing of our vessels is the most recent 5 to 15 years, to the extent available, as such averages take into account the volatility and cyclicality of the market. Charter rates are, however, subject to change based on a variety of factors that we cannot control and we note that for all vessel categories, charter rates for the last one year have been greater than their ten and fifteen year historical averages.

In connection with the impairment testing of our vessels as of December 31, 2022, for the 25 vessels that our internal analysis suggests may have current market values below their carrying values, we performed a sensitivity analysis on the most sensitive and/or subjective assumption – the estimated daily time charter equivalent rates used for non-contracted revenue days that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non-contracted days. The following table summarizes information about these twenty-five vessels, including the breakeven charter rates and the one-year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

		Assumed
		Rechartering
		Rate(9)/Percentage
		difference
		between break	1 year	1 year	1 year	1 year	1 year
		even and	charter rate	charter rate	charter rate	charter rate	charter rate
	Break Even	assumed	historical	historical	historical	historical	historical
	re‑chartering	re‑chartering	average of	average of	average of	average of	average of
	rates(8)	rates(10)	last 1 year	last 3 years	last 5 years	last 10 years	last 15 years
Vessel/Year Built	($ per day)	($ per day)/(%)	($ per day)	($ per day)	($ per day)	($ per day)	($ per day)
5 × 13,100 TEU vessels (2012)(1)	$25,156	$58,800 / 57.2%	$184,100	$119,525	$85,445	$58,820	$55,528
3 × 10,100 TEU vessels (2011)(2)	$24,267	$45,700 / 46.9%	$143,525	$93,175	$66,445	$45,748	$43,217
5 × 8,530 TEU vessels (2011 ‑ 2012)(3)	$19,936	$38,900 / 48.7%	$122,275	$79,383	$56,495	$38,910	$36,777
1 × 8,530 TEU vessels (2006)(4)	$8,040	$47,700 / 83.1%	$122,275	$79,383	$56,495	$38,910	$36,777
7 × 6,500 TEU vessels (2009 ‑ 2010)(5)	$11,161	$30,500 / 63.4%	$104,050	$66,417	$46,830	$30,588	$28,272
2 × 5,500 TEU vessels (2002)(6)	$15,462	$33,600 / 54.0%	$93,750	$59,717	$41,370	$25,995	$23,840
2 × 5,500 TEU wide beam vessels (2014 ‑ 2015)(7)	$9,772	$31,900 / 69.4%	$96,200	$63,058	$44,895	$29,025	$26,447
(1)

Our five 13,100 TEU vessels are under long-term time charter contracts with Hyundai with the earliest expiration dates of the charters being as follows: the Hyundai Honour in February 2024, the Hyundai Respect in March 2024, the Hyundai Smart in May 2024, the Hyundai Speed in June 2024 and the Hyundai Ambition in June 2024.

(2)

Our three 10,100 TEU vessels out of which two are under long-term time charter contracts with Hapag Lloyd and one on long-term charter with Yang Ming with the earliest expiration dates of the charters being as follows: the Express Rome in March 2023, the Express Athens in March 2023 and the Express Berlin in June 2023.

(3)

Our five 8,530 TEU vessels are under long-term time charter contracts with CMA-CGM with the earliest expiration dates of the charters being as follows: the CMA CGM Attila in October 2023, the CMA CGM Tancredi in November 2023, the CMA CGM Bianca in January 2024, the CMA CGM Samson in March 2024 and the CMA CGM Melisande in June 2024.

(4)	Our 8,530 TEU vessel Belita is under long-term time charter contract with CMA-CGM with the earliest expiration date in July 2026.
(5)

Our five 6,500 TEU vessels are under long-term time charter contracts with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere in March 2027, the CMA CGM Musset in September 2025, the CMA CGM Nerval in November 2025, the CMA CGM Rabelais in January 2026 and the CMA CGM Racine in February 2024. Additionally, two 6,500 TEU vessels are under long-term bareboat charter contracts with Yang Ming with earliest expiration dates of the charters being as follows: the YM Mandate in January 2028 and the YM Maturity in April 2028.

(6)

Our two 5,500 TEU vessels are under long-term time charter contracts with the earliest expiration dates of the charters being as follows: the Suez Canal in February 2024 and the Kota Lima in November 2024

(7)

Our two 5,500 TEU wide beam vessels are under long-term time charter contracts with the earliest expiration dates of the charters being as follows: the Stephanie C in June 2025 and the Wide India in November 2025.

(8)

The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel.

(9)

Re-chartering rate used in our impairment testing as of December 31, 2022, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(10)	The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in our impairment testing analysis as of December 31, 2022.

Furthermore, as discussed above, the Company’s internal analysis suggested that another 43 vessels had a market value in excess of its carrying value as of December 31, 2022.

Newly Implemented Accounting Principles:

None.

Item 6.  Directors, Senior Management and Employees

The following table sets forth, as of March 7, 2023, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	66	President and CEO and Class I Director
Iraklis Prokopakis	72	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director
Evangelos Chatzis	49	Chief Financial Officer and Secretary
Dimitris Vastarouchas	55	Deputy Chief Operating Officer
Petros Christodoulou	62	Class I Director
Myles R. Itkin	75	Class I Director
William Repko	73	Class III Director
Richard Sadler	61	Class III Director

The term of our Class II director expires in 2023, the term of our Class I directors expires in 2024 and the term of our Class III directors expires in 2025. Certain biographical information about each of these individuals is set forth below.

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

Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 25 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company’s initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master’s of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 27 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

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

Richard Sadler has been a member of our board of directors since July 2022. Mr. Sadler has been, since December 2021, an advisor to Purus Maritime, a U.S. holding company, that owns and leases environmentally advanced vessels and infrastructure, in four sectors, with a focus on technology that exceeds the decarbonization trajectory rate set by the IMO and Paris Agreement. In May 2022 he was elected to the Board of Britannia P&I Club having, since June 2020, been a Sustainable Business Advisor to the Board and senior leadership team. In that capacity he was responsible for the development, and publishing, of the Britannia Sustainability report. From June 2017 to June 2020, Mr. Sadler was Chief Operating Officer of NYSE-listed GasLog Ltd and GasLog Partners LP, who were leading owners and operators of LNG carriers. Prior to that, from October 2015 to June 2017, he was a consultant advisor to the Foresight Group, which operated in the shipping, drilling, hospitality and shoe retail and manufacturing industries, and from June 2007 to October 2015 he was Chief Executive Officer of Lloyd’s Register Group, which provided regulatory compliance and consultancy services through technical and management services in the marine, energy and other sectors. From 2004 to 2007, he was a director of asset management for the Royal Bank of Scotland (Shipping and Offshore Energy). Mr. Sadler is a member of the Trinity House Corporate Board and a fellow of the Royal Academy of Engineers. Mr. Sadler holds a Bachelors of Science, with honors, in Naval Architecture from Newcastle University and was awarded honorary doctorates from both Newcastle and Southampton University.

Compensation of Directors and Senior Management

Non-executive directors receive annual fees of $70,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under “—Equity Compensation Plan.” From January 1, 2021, the audit committee chairman receives an additional annual fee of $15,000. For the year ended December 31, 2022, non-executive directors received an additional bonus reward of $147,500 in the aggregate. We do not have service contracts with any of our non-employee directors. We have employment agreements with two directors who are also executive officers of our company, as well as with our other two executive officers.

Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate cash compensation of $2.1 million (€2.0 million), $2.1 million (€1.8 million) and $1.8 million (€1.5 million) for the years ended December 31, 2022, 2021 and 2020, respectively. As of January 1, 2023, the annual base compensation of our executive officers remains at €2.0 million in the aggregate. Our executive officers are also eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “—Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $5.4 million, $11.8 million and $1.0 million in the years ended December 31, 2022, 2021, and 2020, respectively.

In addition, effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in “Other Comprehensive Income” in 2022, out of which advances amounting to $7.8 million were exercised and recognized under “Other income/(expense), net” in the consolidated statement of income in the period ended December 31, 2022, out of which $6.8 million remain unpaid and presented under “Other current liabilities” on the Company’s balance sheet as of December 31, 2022. The remaining defined benefit obligation of $6.4 million is presented under “Other long-term liabilities” on the Company’s balance sheet as of December 31, 2022. See “Note 19, Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

Our executive officers are entitled to severance payments for termination without “cause” or for “good reason” generally equal to (i) (x) the greater of (A) the amount of base salary that would have been payable during the remaining term of the agreements, which expire in December 2024, and (B) three times the executive officer’s annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), as well as (y) a pro-rata bonus for the year in which termination occurs and continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a “change of control” of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €4.6 million in the aggregate for all executive officers, excluding amounts payable under the defined benefit retirement plan), as well as continued benefits, if any, for 36 months.

Employees

We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, which are the only employees of Danaos Corporation or its subsidiaries. As of December 31, 2022, 1,558 people served on board the vessels in our fleet and 164 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. Crew wages and other related expenses are paid by our Manager and our Manager is reimbursed by us. We are not responsible for the compensation of our Manager’s shore-based employees.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Board of Directors

At March 7, 2023, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Miklos Konkoly-Thege did not stand for re-election as a director at our 2022 Annual Meeting, and was replaced on the Board by Richard Sadler. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Repko and Sadler is independent within the requirements of the New York Stock Exchange.

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

To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2023. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

Committees of the Board of Directors

We are a “foreign private issuer” under SEC rules promulgated under the Securities Act and within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee is a non-independent director and (2) we have not sought stockholder approval for the adoption of our amended and restated 2006 equity compensation plan and certain issuances of common stock and we may not seek stockholder approval for future issuances of capital stock, as permitted by applicable Marshall Islands law. See “Item 16G. Corporate Governance.”

Audit Committee

Our audit committee consists of Myles R. Itkin (chairman), William Repko and Petros Christodoulou each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2022, there were four meetings of the audit committee.

Compensation Committee

Our compensation committee consists of Petros Christodoulou (chairman), William Repko and Richard Sadler. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2022, there were five meetings of the compensation committee.

Environmental, Social and Governance (ESG) Committee

Our environmental, social and governance committee consists of Iraklis Prokopakis (chairman), Richard Sadler and Petros Christodoulou. The Board has established the ESG Committee to assist, advise and act on behalf of the board in: (1) providing oversight and guidance with respect to the Company’s environmental (including with respect to climate change), social (including with respect to social and political trends), and corporate responsibility matters (“ESG Matters”); (2) evaluating and recommending initiatives for ESG Matters for adoption by the Company; (3) assessing risks and opportunities regarding ESG Matters; (4) promoting practices for ESG Matters within the Company’s business culture and processes. During 2022, there was one meeting of the ESG Committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2022, there were four meetings of the nominating and corporate governance committee.

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

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares vested on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020 and 2021, 714 and 1,685 of these shares were forfeited, respectively, and 64,489 restricted shares vested on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited and 9,650 restricted shares vested on December 31, 2021. An additional 224 restricted shares were forfeited in the year ended December 31, 2022 and the remaining 19,076 restricted shares vested on December 31, 2022. On December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of $6.0 million, $15.3 million and $1.2 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2022, 2021 and 2020, respectively. The average price of issued shares was $54.40 per share and $66.00 per share in the years ended December 31, 2022 and 2021, respectively. No restricted shares were issued and outstanding as of December 31, 2022. As of December 31, 2021, 19,300 shares of restricted stock were issued and outstanding.

The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2022, 2021 and 2020, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein.

Item 7.  Major Shareholders and Related Party Transactions

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 44.5% of our outstanding common stock as of March 7, 2023. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement.

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

Management fees in respect of continuing operations under our management agreement amounted to approximately $21.9 million in 2022, $19.9 million in 2021 and $17.7 million in 2020. The related expenses are presented under “General and administrative expenses” on the Consolidated Statement of Income. We pay monthly advances in regard to the next month’s vessels’ operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under “Due from related parties” and totaled $34.0 million and $21.9 million as of December 31, 2022 and 2021, respectively.

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

Compensation of Our Manager

For 2023 we will pay our manager the following fees, which are fixed through the current term of the management agreement expiring on December 31, 2024: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro-rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter, pro-rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

Non-competition

Our Manager has agreed that, during the term of the management agreement and for a period of one year following termination of the Management Agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period pursuant to a restrictive covenant agreement with us, which was amended in connection with our debt refinancing in 2018, including to (1) extend its term until December 31, 2024 and (2) provide that certain provisions of the agreement will cease to apply upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL, and in connection with the 2021 Debt Refinancing to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels.

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

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2022, 2021 and 2020, we paid premiums of $6.6 million, $5.2 million and $4.3 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 7, 2023 held by:

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

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 7, 2023 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 20,349,702 shares of common stock outstanding as of March 7, 2023. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of
	Shares of	Percentage
	Common	of
	Stock	Common
	Owned	Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	9,048,502	44.5%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	175,000	*
Evangelos Chatzis Chief Financial Officer and Secretary	70,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	15,000	*
Myles R. Itkin Director	4,000	*
William Repko Director	3,000	*
Petros Christodoulou Director	—	*
Richard Sadler Director	—	—
All executive officers and directors as a group (8 persons)	9,315,502	45.8%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	9,048,502	44.5%
RBF Capital LLC(3)	1,435,161	7.1%
*	Less than 1%.
(1)	By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.
(2)	According to a Schedule 13D/A jointly filed with the SEC on September 16, 2021 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.
(3)	Based on information reported on a Schedule 13G/A filed with the SEC on January 21, 2020 by RBF Capital LLC.

As of March 7, 2023, we had approximately 32 stockholders of record, one of which was located in the United States and held an aggregate of 20,323,047 shares of common stock. This United States stockholder of record is CEDEFAST, a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

DIL owns approximately 44.5% of our outstanding common stock. This stockholder is able to exert significant influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions.

A “Change of Control”, as defined in our senior secured facilities, will give rise to a mandatory prepayment in full of such facilities and a cancellation of the revolving credit facility. See “Item 5. Operating and Financial Review and Prospects— Credit Facilities.” In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Senior Notes.”

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

On October 12, 2018 the First Instance Court of Seoul issued its judgement on our submitted common benefit claim. Owners of the respective vessels were awarded with the total amount of $6.1 million plus interest and legal costs. The common benefit claim applies to the unpaid charter hires plus other outstandings for the period from the date of Hanjin Shipping’s filing for bankruptcy until the termination notices for each respective charterparty.

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

The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2022 and 2021.

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

Dividend Policy. We reinstated quarterly cash dividend payments in 2021. We declared and paid dividends of $30.9 million to our stockholders from our retained earnings in 2021, paying a dividend of $0.50 per share of common stock in June, August and December. We declared and paid dividends of $61.5 million to our stockholders from our retained earnings in 2022, paying a dividend of $0.75 per share of common stock in February, June, August and November. On February 14, 2023, we declared a dividend of $0.75 per share of common stock, which is payable on March 14, 2023 to shareholders of record as of February 28, 2023.

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

Item 10.  Additional Information

Share Capital

On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.

Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share. In June 2022, we announced a share repurchase program of up to $100 million of our common stock. We repurchased 466,955 shares of our common stock in the open market for $28.6 million util December 31, 2022. In October 2020, we repurchased 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. As of December 31, 2022, 25,155,928 shares of common stock were issued and 20,349,702 shares of common stock were outstanding, and as of March 7, 2023, 25,155,928 shares of common stock were issued and 20,349,702 shares of common stock were outstanding. No shares of preferred stock were issued or outstanding as of December 31, 2022 and March 7, 2023. All of our shares of stock are in registered form.

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

Senior Secured Credit Facility. For a description of the Facility Agreement for $382.5 million Senior Secured Revolving Credit Facility, dated December 1, 2022, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. as lender please see “Item 5. Operating and Financial Review and Prospects-Credit Facilities”.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, regulated investment companies, real estate investment trusts, financial institutions or “financial services entities”, taxpayers who hold common shares as part of a straddle, hedge, conversion transaction or other integrated transaction, taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, taxpayers that own 10% or more, directly or constructively, of the common shares, certain expatriates or former long-term residents of the United States, taxpayers that are subject to the “base erosion and anti-avoidance” tax”, and United States Holders (as defined herein) whose functional currency is not the U.S. dollar. We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares through such entities. Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our common shares, in light of their particular circumstances.

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314, (each an “Exchange of Notes”), that the Marshall Islands, Liberia, Cyprus and Malta, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we have previously satisfied the 50% Ownership Test, it is uncertain if we will continue to satisfy the 50% Ownership Test due to the public trading of our stock, because the 883 Trust does not own more than 50% of our shares. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2022, our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the “listing threshold”. Since our common stock is our sole class of stock we satisfied the listing threshold for 2022 and expect to continue to do so for subsequent taxable years.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2022. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2022 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

More than 50% of our shares of common stock may be owned by 5% stockholders. For any period that this is the case, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock there are a sufficient number of shares of common stock that are owned or treated as owned by “qualified stockholders” such that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a “qualified stockholder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

Approximately 44.5% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

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

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion that follows deals only with common stock that are held by a United States Holder as capital assets and does not address the treatment of United States Holders that are subject to special tax rules.

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

While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2022. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, including if we increase our cash on hand or our investment in ZIM increases in value, or that we can avoid being treated as a PFIC for any taxable year.

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

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election with respect to our common stock, which United States Holder we refer to as an “Electing Holder,” for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any Subsidiary PFIC are treated as PFICs by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC. We may elect to provide such information on our website.

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

The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2022, 2021 and 2020, respectively, representing amortization over the depreciable life of the vessels.

Assuming no changes to our borrowings or hedging instruments after December 31, 2022, a 10 basis points increase in interest rates on our floating rate debt outstanding on December 31, 2022 would result in a $145 thousand increase in interest expense in 2023. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2022 we incurred approximately 22.4% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2022, approximately 23.2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.  Controls and Procedures

15A.  Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2022. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

In making its assessment of our internal control over financial reporting as of December 31, 2022, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

15C.  Attestation Report of the Independent Registered Public Accounting Firm

Deloitte Certified Public Accountants S.A., which has audited the consolidated financial statements of the Company for the year ended December 31, 2022, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-4 hereof.

15D.  Change in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our Audit Committee consists of three independent directors, Myles R. Itkin, who is the chairman of the committee,Petros Christodoulou and William Repko. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in “Item 6. Directors, Senior Management and Employees,” qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is independent in accordance with the listing standards of the New York Stock Exchange and SEC rules.

Item 16B.  Code of Ethics

We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2022.

Item 16C.  Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2022.

PricewaterhouseCoopers S.A. (“PwC”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021 and 2020.

The chart below sets forth the total amount billed and accrued for the Deloitte’s services performed from May 17, 2022, the date of the Deloitte’s appointment, and onwards for 2022 and breaks down these amounts by the category of service.

2022
(in thousands of dollars)
Audit fees	$332.5
Audit-related fees	—
Total fees	$332.5

The chart below sets forth the total amount billed and accrued for the PwC services performed in 2021 and breaks down these amounts by the category of service.

2021
(in thousands of dollars)
Audit fees	$497.1
Audit‑related fees	—
Total fees	$497.1

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

Audit-related Fees; Tax Fees; All Other Fees

No audit-related, tax or other services were provided for the years ended December 31, 2022 and 2021.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 14, 2022, we publicly announced that our Board of Directors had authorized the repurchase of up to $100,000,000 of shares of our common stock. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

We have repurchased 466,955 shares of our common stock in the open market for $28.6 million in the period ended December 31, 2022 in accordance with our share repurchase program. The below table presents information about our stock repurchases through September 22, 2022, since which time we have not repurchased any shares. We have not repurchased any of our equity securities in January or February 2023. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

				Maximum
				approximate Dollar
			Total number of	value of shares that
			shares purchased	may yet be
			as part of publicly	purchased under the
	Total number of	Average price paid	announced	program
Period	shares purchased	per share (in US$)	program	(in US$ million)
June 23 to June 30, 2022	177,900	$63.00	177,900	$88.8
July 1 to July 18, 2022	231,300	$60.21	409,200	$74.9
September 21 to September 22, 2022	57,755	$59.18	466,955	$71.4
Total	466,955	$61.15	466,955	$71.4

Item 16F.  Change in Registrant’s Certifying Accountant

Previous independent registered public accounting firm

PricewaterhouseCoopers S.A. (“PwC”), the Company’s prior independent registered public accounting firm, was dismissed by the Audit Committee on May 11, 2022. The decision to change auditor was not as a result of any disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2021 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent period through May 11, 2022, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on our financial statements for such years. During the fiscal years ended December 31, 2021 and 2020 and the subsequent period through May 11, 2022 there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

We have requested that PwC furnish a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with the statements above related to their firm. A copy of such letter is filed as Exhibit 15.3 to this report.

New independent registered public accounting firm

During the fiscal years ended December 31, 2021 and 2020 and the subsequent period through the engagement of Deloitte as of May 17, 2022, neither we, nor anyone acting on our behalf, consulted with Deloitte regarding (a) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on our consolidated financial statements, and either a written report or oral advice was provided to the Company by Deloitte that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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

1.2	Amended and Restated Bylaws of Danaos Corporation (incorporated by reference to the Company’s Form 6-K filed with the SEC on September 23, 2009)

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 3, 2022)

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

4.5

2006 Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)

4.6

Facility Agreement for $382.5 million Senior Secured Revolving Credit Facility, dated December 1, 2022, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. as lender

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

15.1	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm

15.2	Consent of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm

15.3	Letter from PricewaterhouseCoopers S.A. regarding Item 16F.

101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION

/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 9, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm: Deloitte Certified Public Accountants S.A. (PCAOB ID 1163)	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting: Deloitte Certified Public Accountants S.A. (PCAOB ID 1163)	F-4
Report of Independent Registered Public Accounting Firm: PricewaterhouseCoopers S.A. (PCAOB ID 1387)	F-5
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-6
Consolidated Statements of Income for the Years Ended December 31, 2022, 2021 and 2020	F-7
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020	F-8
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2022, 2021 and 2020	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	F-10
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statement of income, comprehensive income, changes in stockholders’ equity, and cash flows, for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of long-lived assets – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. Total carrying value of vessels as of December 31, 2022, was $2.7 billion.

When the initial assessment suggests impairment indicators, the Company compares undiscounted projected net operating cash flows to the carrying value of the related vessel to determine if the vessel is required to be impaired. When the Company’s estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss equal to the difference between the vessel’s carrying value and fair market value.

The Company makes significant assumptions and judgments to determine the undiscounted projected net operating cash flows expected to be generated over the remaining useful life of the vessel asset, including estimates and assumptions related to the future charter rates. Future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. For periods of time where the vessels are not fixed under time charter contracts, the Company estimates the future daily time charter equivalent rate for the vessels’ unfixed days based on the most recent 5 to 15 years historical average time charter rates of similar size vessels, as such averages take into account the volatility and cyclicality of the market.

We identified future charter rates used in the future undiscounted net operating cash flows as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted projected net operating cash flows included the following, among others:

●	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted projected net operating cash flows.
●	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
1.	Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.
2.	Comparing the future charter rates utilized in the undiscounted projected net operating cash flows to 1) the Company’s historical rates 2) historical rate information by vessel class published by third parties and 3) other external market sources, including reports on prospective market outlook.
3.	Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.
4.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 9, 2023

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 9, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 9, 2023

Report of Independent Registered Public Accounting Firm

To the board of directors and the stockholders of Danaos Corporation

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Danaos Corporation and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 3, 2022

We served as the Company’s auditor from 2000 to 2022.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
		December 31,	December 31,
	Notes	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$267,668	$129,410
Restricted cash	4	—	346
Accounts receivable, net		5,635	7,118
Inventories		16,099	12,579
Prepaid expenses		1,312	2,032
Due from related parties	11	34,002	21,875
Other current assets	7	47,805	459,132
Total current assets		372,521	632,492
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,182,402 (2021: $1,055,792)	5	2,721,494	2,861,651
Right-of-use assets, net of accumulated amortization of nil (2021: $3,085)	3	—	79,442
Advances for vessels under construction	5	190,736	—
Deferred charges, net	6	25,554	11,801
Other non-current assets	7	89,923	41,739
Total non-current assets		3,027,707	2,994,633
Total assets		$3,400,228	$3,627,125
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$24,505	$18,925
Accrued liabilities	8	21,362	20,846
Current portion of long-term debt, net	10	27,500	95,750
Current portion of long-term leaseback obligation, net	5	27,469	85,815
Accumulated accrued interest, current portion	10	—	6,146
Unearned revenue	3,5,7	111,149	83,180
Other current liabilities		16,422	8,645
Total current liabilities		228,407	319,307
LONG-TERM LIABILITIES
Long-term debt, net	10	402,440	1,017,916
Long-term leaseback obligation, net of current portion	5	44,542	136,513
Accumulated accrued interest, net of current portion	10	—	24,155
Unearned revenue, net of current portion	3,5,7	111,564	37,977
Other long-term liabilities		52,861	3,234
Total long-term liabilities		611,407	1,219,795
Total liabilities		839,814	1,539,102
Commitments and Contingencies	16
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2022 and December 31, 2021)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2022 and December 31, 2021. 25,155,928 and 25,056,009 shares issued; and 20,349,702 and 20,716,738 shares outstanding as of December 31, 2022 and December 31, 2021, respectively)	18	203	207
Additional paid-in capital		748,109	770,676
Accumulated other comprehensive loss	7,13,19	(74,209)	(71,455)
Retained earnings		1,886,311	1,388,595
Total stockholders’ equity		2,560,414	2,088,023
Total liabilities and stockholders’ equity		$3,400,228	$3,627,125

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2022	2021	2020
OPERATING REVENUES	14, 15	$993,344	$689,505	$461,594

OPERATING EXPENSES
Voyage expenses	11	(35,145)	(24,325)	(14,264)
Vessel operating expenses	11	(158,972)	(135,872)	(110,946)
Depreciation and amortization of right-of-use assets	5	(134,271)	(116,917)	(101,531)
Amortization of deferred drydocking and special survey costs	6	(12,170)	(10,181)	(11,032)
General and administrative expenses	11	(36,575)	(43,951)	(24,341)
Gain on sale of vessels	5	37,225	—	—
Income from Operations		653,436	358,259	199,480

OTHER INCOME (EXPENSES):
Interest income		4,591	12,230	6,638
Interest expense		(62,141)	(68,991)	(53,502)
Gain/(loss) on investments	7	(176,386)	543,653	—
Dividend income	7	165,399	34,341	—
Gain on debt extinguishment, net	10	4,351	111,616	—
Equity income on investments	3	—	68,028	6,308
Other finance expenses		(1,590)	(1,326)	(2,335)
Other income/(expense), net	16,19	(6,578)	4,543	593
Loss on derivatives	13	(3,622)	(3,622)	(3,632)
Total Other Income/(Expenses), net		(75,976)	700,472	(45,930)

Income before income taxes		577,460	1,058,731	153,550
Income taxes	7	(18,250)	(5,890)	—
Net Income		$559,210	$1,052,841	$153,550

EARNINGS PER SHARE
Basic earnings per share of common stock		$27.30	$51.75	$6.51
Diluted earnings per share of common stock		$27.28	$51.15	$6.45
Basic weighted average number of common shares	20	20,481,894	20,345,394	23,588,994
Diluted weighted average number of common shares	20	20,501,021	20,583,796	23,805,251

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2022	2021	2020
Net Income		$559,210	$1,052,841	$153,550
Other comprehensive income/(loss):
Unrealized gain on available for sale securities	7	—	20,803	26,633
Reclassification to interest income	7	—	(9,211)	—
Prior service cost of defined benefit plan	19	(14,184)	—	—
Reclassification of prior service cost of defined benefit plan	19	7,808	—	—
Amortization of deferred realized losses on cash flow hedges	13	3,622	3,622	3,632
Total Other Comprehensive Income/(Loss)		(2,754)	15,214	30,265
Comprehensive Income		$556,456	$1,068,055	$183,815

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of United States dollars, except number of shares in thousands and per share amounts in United States dollars)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of January 1, 2020	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net income	—	—	—	—	153,550	153,550
Repurchase of common stock	(4,339)	(44)	(31,083)	—	—	(31,127)
Stock compensation	(1)	—	1,199	—	—	1,199
Net movement in other comprehensive income	—	—	—	30,265	—	30,265
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net income	—	—	—	—	1,052,841	1,052,841
Dividends ($1.50 per share)	—	—	—	—	(30,898)	(30,898)
Stock compensation	268	3	15,275	—	—	15,278
Issuance of common stock	—	—	11	—	—	11
Net movement in other comprehensive income	—	—	—	15,214	—	15,214
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net income	—	—	—	—	559,210	559,210
Dividends ($3.00 per share)	—	—	—	—	(61,494)	(61,494)
Repurchase of common stock	(467)	(5)	(28,548)	—	—	(28,553)
Stock compensation	100	1	5,971	—	—	5,972
Issuance of common stock	—	—	10	—	—	10
Net movement in other comprehensive loss	—	—	—	(2,754)	—	(2,754)
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income	$559,210	$1,052,841	$153,550
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	134,271	116,917	101,531
Amortization of deferred drydocking and special survey costs	12,170	10,181	11,032
Amortization of assumed time charters	(56,699)	(27,614)	—
Amortization of finance costs	8,564	11,599	11,657
Exit fee accrued on debt	—	149	521
Debt discount amortization	2,956	4,314	5,690
Prior service cost and periodic cost	7,846	—	—
Loss/(gain) on investments	176,386	(543,653)	—
Equity income on investments	—	(68,028)	(6,308)
Gain on debt extinguishment	(4,351)	(111,616)	—
Gain on sale of vessels	(37,225)	—	—
PIK interest	—	726	2,911
Payments for drydocking and special survey costs deferred	(29,939)	(4,643)	(16,916)
Stock based compensation	5,972	15,278	1,199
Amortization of deferred realized losses on interest rate swaps	3,622	3,622	3,632
(Increase)/Decrease in:
Accounts receivable	1,483	786	(411)
Inventories	(3,520)	(2,068)	(1,125)
Prepaid expenses	720	(1,096)	603
Due from related parties	(12,127)	(588)	86
Other assets, current and non-current	(52,347)	(41,270)	3,635
Increase/(Decrease) in:
Accounts payable	5,580	4,518	(181)
Accrued liabilities	280	8,787	2,433
Unearned revenue, current and long-term	158,255	(832)	(7,438)
Other liabilities, current and long-term	53,634	(199)	(422)
Net cash provided by operating activities	934,741	428,111	265,679
Cash flows from investing activities
Vessels additions and advances for vessels under construction	(199,135)	(355,720)	(170,661)
Proceeds and advances received from sale of vessels	129,069	—	—
Investments	246,638	196,350	(75)
Acquired cash and cash equivalents	—	16,222	—
Net cash provided by/(used in) investing activities	176,572	(143,148)	(170,736)
Cash flows from financing activities
Proceeds from long-term debt, net	182,726	1,105,311	69,850
Payments of long-term debt	(892,928)	(1,343,725)	(146,747)
Proceeds from sale-leaseback of vessels	—	135,000	139,080
Payments of leaseback obligation	(153,546)	(53,799)	(153,904)
Dividends paid	(61,483)	(30,887)	—
Payments of accumulated accrued interest	(3,373)	(10,361)	(25,639)
Finance costs	(16,244)	(22,409)	(19,963)
Repurchase of common stock	(28,553)	—	(31,127)
Net cash used in financing activities	(973,401)	(220,870)	(168,450)
Net increase/(decrease) in cash, cash equivalents and restricted cash	137,912	64,093	(73,507)
Cash, cash equivalents and restricted cash, beginning of year	129,756	65,663	139,170
Cash, cash equivalents and restricted cash, end of year	$267,668	$129,756	$65,663
Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$53,954	$42,836	$35,215

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

Impact of the war in Ukraine on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Marioupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

As of December 31, 2022, Danaos consolidated the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo (ex Charleston)	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos (ex Phoebe)	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C (2)	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C (2)	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C (ex Wide Bravo)	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Trindade Maritime Company	April 10, 2013	Amalia C (3)	1998	2,452
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D (ex Vladivostok)	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7	2024	7,100
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,100
Teushipper (No. 1) Corp.	March 14, 2022	Hull No. HN4009	2024	8,000
Teushipper (No. 2) Corp.	March 14, 2022	Hull No. HN4010	2024	8,000
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,000
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,000
(1)	Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.
(2)	The Company completed the sale of the Catherine C and the Leo C in November 2022.
(3)	The Company held the Amalia C for sale as of December 31, 2022 and completed the sale in January 2023.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, contingencies and defined benefit obligation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Reclassifications in Other Comprehensive Income/(Loss): The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2022, 2021 and 2020, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income	2022	2021	2020
Amortization of deferred realized losses on cash flow hedges	Loss on derivatives	$3,622	$3,622	$3,632
Reclassification of prior service cost of defined benefit plan	Other income/(expense), net	7,808	—	—
Reclassification to interest income	Interest income	—	(9,211)	—
Total Reclassifications		$11,430	$(5,589)	$3,632

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Income. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Income for each of the years ended December 31, 2022, 2021 and 2020 were $0.2 million loss $0.2 million loss and $0.4 million loss, respectively, and are presented under “Vessel operating expenses” in the Consolidated Statements of Income.

Cash and Cash Equivalents: Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, as well as time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $267.7 million as of December 31, 2022 (December 31, 2021: $129.4 million) comprised cash balances and short-term deposits.

Restricted Cash: Cash restricted accounts include retention accounts and any cash that is legally restricted as to withdrawal or usage. The Company was required to maintain cash on a retention account as collateral for the then upcoming scheduled debt repayments related to the now repaid Eurobank $30 mil. Facility. On the rollover settlement date, both principal and interest were paid from the retention account. Refer to Note 4, “Cash, Cash Equivalents and Restricted Cash”.

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

Deferred Financing Costs: Loan arrangement fees incurred for obtaining new loans, for loans that have been accounted for as modified and the fees paid to third parties for loans that have been accounted for as extinguished, where there is a replacement debt and the lender remains the same, are deferred and amortized over the loans’ respective repayment periods using the effective interest rate method and are presented in the consolidated balance sheets as a direct deduction from the carrying amount of debt liability or under “Other non-current assets” if no related debt liability is drawn down at a period-end. Unamortized deferred financing costs for extinguished facilities are written-off. Loan arrangement fees related to the facilities accounted for under troubled debt restructuring with future undiscounted cash flows greater than the net carrying value of the original debt are capitalized and amortized over the loan respective repayment period using the effective interest rate method. Additionally, amortization of deferred finance costs is included in interest expenses in the Consolidated Statements of Income.

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

Time Charters Assumed on Acquisition of Vessels: The Company recognizes separately identified assets and liabilities arising from the market value of time charters assumed at the date of vessel delivery associated with the acquisition of secondhand vessels. When the present value of the contractual cash flows of the time charter assumed is lower than its current fair value, the difference is recorded as unearned revenue. When the opposite occurs the difference is recognized as accrued charter revenue. Such liabilities or assets are amortized as an increase in revenue and reduction of revenue, respectively, over the period of each time charter assumed. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for a similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the weighted average cost of capital for the shipping industry close to the acquisition date and the estimated average off-hire rate.

Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value (refer to Note 5, “Fixed Assets, net & Right-of-use Assets”). Management has estimated the useful life of the Company’s vessels to be 30 years from the year built.

Right-of-Use Assets and Finance Lease Obligations: ASC 842 classifies leases from the standpoint of the lessee as finance leases or operating leases. The determination of whether an arrangement contains a finance lease is based on the substance of the arrangement and is based in accordance with the criteria set such as transfer of ownership, purchase options, lease duration and present value of lease payments.

Finance leases are accounted for as the acquisition of a right-of-use asset and the incurrence of a finance lease obligation by the lessee. On the lease commencement date, a lessee is required to measure and record a lease liability equal to the present value of the remaining lease payments, discounted using the rate of implicit in the lease or if the rate implicit in the lease is not readily determined, at the lessee’s incremental borrowing rate. Subsequently, the lease liability is increased by the interest on the lease liability, determined using effective interest rate that produces a constant periodic discount rate on the remaining balance of the liability, and decreased by the lease payments during the period.

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

Advances for Vessels under Construction: Advances for vessels under construction include installment payments, interest costs, financing costs, supervision costs and other pre-delivery costs incurred during the construction period.

Accounting for Special Survey and Drydocking Costs: The Company follows the accounting guidance for planned major maintenance activities. Drydocking and special survey costs, which are reported in the balance sheet within “Deferred charges, net”, include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is two and a half years. If a special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

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

As of December 31, 2022, the Company concluded that events and circumstances triggered the existence of potential impairment of some of its vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company’s strategy is to charter its vessels under multi-year, fixed rate period charters that have the initial terms ranging from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The Company used a number of factors and assumptions in its undiscounted projected net operating cash flow analysis including, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contract for non-contracted revenue days. The estimated daily time charter equivalent rate used for the non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry.

As of December 31, 2021, the Company concluded that no events and circumstances triggered the existence of potential impairment of its vessels. As of December 31, 2022, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2022 and December 31, 2021, no impairment loss was identified.

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

Investments in Equity Securities: Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, the Company measured the investment in ZIM equity securities at cost, less impairment, adjusted for subsequent observable price changes. ZIM equity securities did not have readily determinable fair value until January 27, 2021 when ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Since then, ZIM equity securities are valued based on the closing price of ZIM ordinary shares on the New York Stock Exchange at each balance sheet date and unrealized gain/(loss) is recognized in each relevant period. Realized gain/(loss) is recognized on sale of the shares as a difference between the net sale proceeds and original cost less impairment. Realized and unrealized gain/(loss) are reflected under “Gain/(loss) on investments” in the Consolidated Statements of Income. Dividends received on these shares are reflected under “Dividend income” and taxes withheld on dividend income are reflected under “Income taxes” in the Consolidated Statements of Income.

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

Accounting for Revenue and Expenses: The Company derives its revenue from time charters and bareboat charters of its vessels, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Company such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from the Company’s time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed. Charter hire received in advance is recorded under “Unearned revenue” in the Consolidated Balance Sheets until charter services are rendered.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as adopted by the Company on January 1, 2019, as the lease component is the predominant component in 2022, 2021 and 2020.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Voyage Expenses: Voyage expenses are expensed as incurred and include port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by the Company’s charterers, except in certain cases such as vessel re-positioning), address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which the Company charters its containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of the vessels’ overall expenses.

Vessel Operating Expenses: Vessel operating expenses are expensed as incurred and include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company’s fleet increases. Under multi-year time charters, the Company pays for vessel operating expenses. Under bareboat charters, the Company’s charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

General and administrative expenses: General and administrative expenses are expensed as incurred and include management fees paid to the vessels’ manager (refer to Note 11, “Related Party Transactions”), audit fees, legal fees, board remuneration,service cost, stock based compensation, executive officers compensation, directors & officers insurance and stock exchange fees.

Repairs and Maintenance: All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying Consolidated Statements of Income.

Income taxes: Income taxes comprise of taxes withheld on dividend income earned on the Company’s investments.

Troubled Debt Restructuring and Accumulated Accrued Interest: Prior to the finalization of the 2018 Refinancing (refer to Note 10, “Long-Term Debt, Net”), the Company concluded that it was experiencing financial difficulty and that certain of the lenders granted a concession (as part of the Refinancing). The Company was experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and the Company was not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring (“TDR”) was applied at the Closing Date. The TDR accounting guidance required the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. As a result of the TDR accounting, the interest expense related to the future periods on certain facilities was recognized under the accumulated accrued interest line in the Balance Sheet. Interest payments relating to the future interest recognized in accumulated accrued interest, are recognized as a reduction to the accumulated accrued interest payable when these are paid. As a result, these interest payments are not recorded as interest expense. Following the refinancing of the related loan facilities and to the extent these facilities are extinguished and should no future cash interest payments be required, the accumulated accrued interest related to these loan facilities is recognized under the gain on debt extinguishment in the Consolidated Statements of Income.

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

On July 1, 2012, the Company elected to prospectively de-designate fair value and cash flow interest rate swaps for which it was following hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements were recorded in earnings under “Loss on derivatives” from the de-designation date forward.

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

Share based compensation represents the cost of shares and share options granted to employees of Danaos Shipping Company Limited (the “Manager”), executive officers and to directors, for their services, and is included under “General and administrative expenses” in the Consolidated Statements of Income. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence.

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

As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company’s ability to provide, from time to time, incentive compensation to the employees of the Manager, in the form of free shares of the Company’s common stock under the Plan. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. Refer to Note 17, “Stock Based Compensation”.

Executive Retirement Plan: The Company established defined benefit retirement plan for its executive officers in December 2022. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate, salary escalation rate and retirement ages of executive officers. The discount rate used to value the defined benefit obligation is derived based on high quality income investments with duration similar to the duration of the obligation. Prior service cost arising from the retrospective recognition of past service was recognized in the Other Comprehensive Income. Prior service cost reclassification and other gains or losses are recognized under “Other income/(expenses), net” in the Consolidated Statements of Income. The actuarially determined expense for current service is recognized under “General and administrative expenses” in the Consolidated Statements of Income. The actuarially determined net interest costs on the defined benefit plan obligation is recognized under “Other finance expenses” in the Consolidated Statements of Income. All actuarial remeasurements arising from defined benefit plan are recognized in full in the period in which they arise in the Other Comprehensive Income.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

A condensed summary of the income statement of Gemini presented on a 100% basis is as follows for the periods that the entity was accounted for under the equity method of accounting (in thousands):

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
Net operating revenues	$17,984	$31,844
Net income	$8,091	$12,873

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions (Continued)

The aggregate fair value of the assumed time charter liabilities was estimated at $36.0 million as determined at the acquisition date and is amortized under the straight line method over their estimated remaining charter duration. The weighted average remaining charter duration is 1.4 years at inception. The amortization of these assumed time charters amounted to $20.3 million and $15.3 million for the year ended December 31, 2022 and the period ended December 31, 2021, respectively, and is presented under “Operating revenues” in the Consolidated Statements of Income. The aggregate future amortization of the assumed time charters amounting to $0.4 million is presented under current “Unearned revenue” as of December 31, 2022.

In July 2022, the Company fully repaid the finance lease liability assumed in July 2021, related to the Gemini’s vessels Suez Canal and Kota Lima (ex Genoa), and took full ownership of these vessels.

b. Danaos Management Support Pte. Limited

On November 26, 2021, the Company acquired 100% of the issued and outstanding shares of Danaos Management Support Pte. Limited. (“DMS”), a company providing integrated web-enabled maritime software systems based in Singapore, for $2.1 million in cash payable on or before December 31, 2023, in order to establish the Company’s presence in Asia. The following table summarizes the consideration and the fair value of assets acquired and liabilities assumed on the acquisition date (in thousands):

Total purchase price	$2,136
Fair value of assets and liabilities acquired:
Cash and cash equivalents	1,834
Current assets	829
Current liabilities	(527)
Fair value of net assets acquired	$2,136

The pro forma results of the DMS business acquisition are not material to the Company’s Statements of Income.

4. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$267,668	$129,410	$65,663
Restricted cash	—	346	—
Total	$267,668	$129,756	$65,663

The Company was required to maintain cash on a retention account as collateral for the then upcoming scheduled debt payments related to the now repaid Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of December 31, 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, net & Advances for Vessels under Construction

Fixed assets, net consisted of the following (in thousands):

	Vessel	Accumulated	Net Book
	Costs	Depreciation	Value
As of January 1, 2020	$3,230,303	$(840,429)	$2,389,874
Additions	191,594	—	191,594
Depreciation	—	(101,531)	(101,531)
As of December 31, 2020	$3,421,897	$(941,960)	$2,479,937
Additions	495,546	—	495,546
Depreciation	—	(113,832)	(113,832)
As of December 31, 2021	$3,917,443	$(1,055,792)	$2,861,651
Additions	4,580	—	4,580
Transfers from right-of-use assets and to vessel held for sale	79,179	(5,896)	73,283
Disposals	(97,306)	10,500	(86,806)
Depreciation	—	(131,214)	(131,214)
As of December 31, 2022	$3,903,896	$(1,182,402)	$2,721,494

On January 17, 2022, the Company entered into agreements to sell its vessels Catherine C and Leo C for an aggregate gross consideration of $130.0 million, resulting in a gain of $37.2 million in November 2022, when these vessels were delivered to their buyers. This gain is separately presented under “Gain on sale of vessels” in the Consolidated Statement of Income. On December 23, 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, which was delivered to its buyers in January 2023. The vessel is presented as held for sale under “Other current assets” and a $1.0 million advance payment received for sale of the vessel is presented under “Other current liabilities” as of December 31, 2022. All three vessels were sold for opportune prices.

On April 1, 2022, the Company entered into contracts, as amended on April 21, 2022, for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $145.9 million was advanced in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. On March 11, 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $39.0 million was advanced in 2022, $31.2 million is expected to be paid in 2023 and $85.8 million in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited. Interest expense amounting to $5.0 million was capitalized to the vessels under construction in the year ended December 31, 2022 and none in the year ended December 31, 2021.

On July 7, 2021, the Company entered into an agreement to acquire six 5,466 TEU sister vessels Wide Alpha, Stephanie C(ex Wide Bravo), Maersk Euphrates, Wide India, Wide Juliet and Wide Hotel (built in 2014 through 2015) together with their existing charter agreements for an aggregate gross purchase price amounting to $260.0 million in cash, which was fully paid by September 30, 2021. The vessels were delivered from August 25, 2021 to October 6, 2021. The aggregate fair value of the assumed time charter liabilities was estimated at $74.1 million and is amortized under the straight line method over their estimated remaining charter duration. The weighted average remaining charter duration was 2.0 years at inception. The amortization of these assumed time charters amounted to $36.5 million and $12.3 million for the year ended December 31, 2022 and the period ended December 31, 2021, respectively, and is presented under “Operating revenues” in the Consolidated Statements of Income. The aggregate future amortization of the assumed time charters as of December 31, 2022 is as follows (in thousands):

Amortization for the periods ending:
December 31, 2023	20,806
Until April 2024	4,534
Total	25,340
Less: Current portion	(20,806)
Total non-current portion	$4,534

The amount of $20.8 million is presented under current “Unearned revenue” and $4.5 million under “Unearned revenue, net of current portion” in the Consolidated Balance Sheet as of December 31, 2022.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, net & Advances for Vessels under Construction (Continued)

As of December 31, 2022, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As of December 31, 2022, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2021, the Company concluded that no events and circumstances triggered the existence of potential impairment of the Company’s vessels as none of the vessels had current market value below its carrying value. As of December 31, 2022 and 2021, no impairment loss was identified.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $487.3 million and $504.1 million as of December 31, 2022 and December 31, 2021, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclical nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement with Oriental Fleet International Company Limited (“Oriental Fleet”) amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

On April 12, 2021, the Company entered into a sale and leaseback arrangement with Oriental Fleet for the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson amounting to gross proceeds of $135.0 million with a five year term, at the end of which the Company will reacquire these vessels for an aggregate amount of $31.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. This leaseback liability was early repaid in full on May 12, 2022.

Under these lease arrangements, the Company is required to be in compliance with the same financial covenants as required by the credit facilities under Note 10 “Long-Term Debt, net”.

The carrying value of the two vessels subject to leasing obligations amounted to $248.2 million as of December 31, 2022. The scheduled leaseback instalments subsequent to December 31, 2022 are as follows (in thousands):

Instalments due by period ended:
December 31, 2023	$30,915
Until May 2024	46,249
Total leaseback instalments	77,164
Less: Imputed interest	(4,239)
Total leaseback obligation	72,925
Less: Deferred finance costs, net	(914)
Less: Current portion of long-term leaseback obligation	(27,469)
Long-term leaseback obligation, net of current portion	$44,542

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey
Costs
As of January 1, 2020	$11,455
Additions	16,916
Amortization	(11,032)
As of December 31, 2020	$17,339
Additions	4,643
Amortization	(10,181)
As of December 31, 2021	$11,801
Additions	29,939
Write-off	(4,016)
Amortization	(12,170)
As of December 31, 2022	$25,554

In November 2022, the Company wrote-off $4.0 million of drydocking deferred charges related to the sale of the vessels Catherine C and Leo C - see Note 5 “Fixed Assets, net & Advances for Vessels under Construction”. This write-off was reflected under the “Gain on sale of vessels” in the Consolidated Statement of Income.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	2022	2021
Equity participation ZIM	—	$423,024
Straight-lining of revenue	$22,007	18,997
Claims receivable	15,169	8,919
Vessel held for sale	3,297	—
Other assets	7,332	8,192
Total current assets	$47,805	$459,132

Straight-lining of revenue	$83,873	$39,927
Other assets	6,050	1,812
Total non-current assets	$89,923	$41,739

a. ZIM

The Company classified its equity participation in ZIM, received after the charter restructuring agreements with ZIM in 2014, at cost as the Company did not have the ability to exercise significant influence. In 2016, the Company tested for impairment of its equity participation in ZIM based on the existence of triggering events that indicated the interest in equity may have been impaired and recorded an impairment loss of $28.7 million, thus reducing its book value to nil. In March 2020, the Company increased its equity participation in ZIM to approximately 10.2% by acquisition of additional shares for $75 thousand.

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange (“NYSE”) of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. In 2021, the Company sold 3,000,000 of ordinary shares of ZIM resulting in net proceeds of $120.7 million. The fair value of the remaining 7,186,950 ordinary shares of ZIM amounting to $423.0 million, representing 6.1% of ZIM’s outstanding ordinary shares, was presented under “Other current assets” in the Consolidated Balance Sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. Refer to Note 13, “Financial Instruments—Fair value of Financial Instruments”. In 2022, the Company sold all the remaining shareholding interest of 7,186,950 ZIM’s ordinary shares for net proceeds of $246.6 million. For the years ended December 31, 2022 and 2021, the Company recognized $176.4 million loss and $543.7 million gain on these shares, respectively. These gains/losses are reflected under “Gain/(loss) on investments” in the Consolidated Statements of Income. Additionally, the Company recognized dividend income on these shares amounting to $165.4 million and $34.3 million in the years ended December 31, 2022 and 2021, respectively, which is recognized under “Dividend income” in the Consolidated Statements of Income. Taxes withheld on dividend income amounted to $18.3 million and $5.9 million in the years ended December 31, 2022 and 2021, respectively, and are reflected under “Income taxes” in the Consolidated Statements of Income.

The Company received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021 and $47.2 million of mandatory repayment of all remaining ZIM Series 1 and Series 2 Notes and accrued interest of $6.4 million in June 2021. The Company recognized $6.6 million and $4.3 million in relation to total interest income and fair value unwinding of ZIM notes in the Consolidated Statements of Income under “Interest income” for years ended December 31, 2021 and 2020, respectively.

Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, which expired in 2020 or 2021, for six of the Company’s vessels. This amount was recognized in the Consolidated Statements of Income under “Operating revenues” over the remaining life of the respective time charters. For each of the years ended December 31, 2021 and 2020, respectively, the Company recorded an amount of $1.1 million and $5.4 million of unearned revenue amortization in “Operating revenues”. As of December 31, 2021 the outstanding balance was nil.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non current Assets (Continued)

b. HMM

In July 2016, after the charter restructuring agreements with HMM, the Company obtained interest bearing senior unsecured HMM notes consisting of $32.8 million Loan Notes 1 with original maturity in July 2024 and $6.2 million Loan Notes 2 with original maturity in December 2022 and 4.6 million HMM shares. On September 1, 2016, the Company sold all HMM shares and the net proceeds were used to repay outstanding debt obligations. The Company received $19.9 million of mandatory repayment of HMM Loan Notes 1 and related accrued interest of $3.0 million in May 2021 and $6.1 million of mandatory repayment of HMM Loan Notes 2 and related accrued interest of $1.1 million in December 2021. Furthermore, for the years ended December 31, 2021 and 2020, the Company recognized $5.0 million and $2.1 million, respectively, in relation to total interest income and fair value unwinding of HMM notes under “Interest income” in the Consolidated Statements of Income.

On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements. The amortization of unearned revenue is recognized in the Consolidated Statement of Income under “Operating revenues” over the remaining life of the respective charters. In each of the years ended December 31, 2022, 2021 and 2020, the Company recorded an amount of $8.2 million of unearned revenue amortization. As of December 31, 2022, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.2 million and $2.5 million, respectively. As of December 31, 2021, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $8.2 million and $10.7 million, respectively.

c. Available for sale category

As described above, in 2021, ZIM and HMM redeemed all notes previously classified as available for sale. The following tables summarizes the gains/losses on available-for-sale debt securities for the years ended December 31, 2021 and December 31, 2020 (in thousands):

Gain/(loss)
on available for
sale securities
Balance as of January 1, 2020	$(38,224)
Unrealized gain on available for sale securities	26,633
Balance as of December 31, 2020	$(11,591)
Gain on available for sale securities	20,803
Reclassification to interest income	(9,212)
Balance as of December 31, 2021	—

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	2022	2021
Accrued payroll	$140	$1,001
Accrued interest	8,267	11,873
Accrued dry-docking expenses	2,332	280
Accrued expenses	10,623	7,692
Total	$21,362	$20,846

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of December 31, 2022 and December 31, 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements

Charters-out

As of December 31, 2022, the Company generated operating revenues from its 69 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of December 31, 2022 (in thousands):

2023	$785,714
2024	602,950
2025	332,957
2026	187,994
2027	145,562
Thereafter	34,054
Total future rentals	$2,089,231

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

10. Long-Term Debt, net

Long-term debt consisted of the following (in thousands):

	Balance as of	Balance as of
Credit Facility	December 31, 2022	December 31, 2021
BNP Paribas/Credit Agricole $130 mil. Facility	$120,000	—
Alpha Bank $55.25 mil. Facility	55,250	—
Citibank $382.5 mil. Revolving Credit Facility	—	—
Senior unsecured notes	262,766	$300,000
Citibank/Natwest $815 mil. Facility	—	774,250
Macquarie Bank $58 mil. Facility	—	45,600
SinoPac $13.3 mil. Facility	—	10,800
Eurobank $30.0 mil. Facility	—	21,375
Fair value of debt adjustment	—	(9,990)
Total long-term debt	$438,016	$1,142,035
Less: Deferred finance costs, net	(8,076)	(28,369)
Less: Current portion	(27,500)	(95,750)
Total long-term debt net of current portion and deferred finance costs	$402,440	$1,017,916

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

In May 2022, the Company early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining Citibank facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment. In the second quarter of 2022, the Company also early extinguished (i) $43.0 million loan outstanding with Macquarie Bank (ii) $20.6 million loan outstanding with Eurobank and (iii) $9.8 million loan outstanding with SinoPac.

In June 2022, the Company drew down $130.0 million of senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in eight quarterly instalments of $5.0 million, twelve quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil is drawn down as of December 31, 2022 and with Alpha Bank $55.25 mil. Facility, which was drawn down in full and outstanding as of December 31, 2022. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

The above debt extinguishments and the extinguishment of the Oriental Fleet leaseback arrangement (see Note 5 “Fixed Assets, net & Advances for Vessels under Construction”) resulted in a total net gain on debt extinguishment of $4.4 million in the year ended December 31, 2022 compared to total net gain on debt extinguishment of $111.6 million related to the debt refinancing on April 12, 2021. The Company incurred interest expense amounting to $55.7 million (including interest on leaseback obligations), out of which $5.0 million was capitalized in the year ended December 31, 2022 compared to $53.1 million of interest expense incurred (including interest on leaseback obligations) and none capitalized in the year ended December 31, 2021 and $36.7 million of interest expense incurred (including interest on leaseback obligations) and none capitalized in the year ended December 31, 2020. Total interest paid, net of amounts capitalized (including interest on leaseback obligations) during the years ended December 31, 2022, 2021 and 2020 was $54.0 million, $42.8 million and $35.2 million, respectively. The weighted average interest rate on long-term borrowings (including leaseback obligations) for the years ended December 31, 2022, 2021 and 2020 was 5.3%, 4.4% and 4.6%, respectively. As of December 31, 2022, there was a $382.5 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility.

Alpha Bank $55.25 mil. Facility and Citibank $382.5 mil. Revolving Credit Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%. Additionally, these facilities require to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the credit facilities except for Senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2022 and December 31, 2021. Twenty-four of the Company’s vessels having a net carrying value of $1,592.4 million as of December 31, 2022, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than Senior unsecured notes.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the effective interest method.

Principal Payments

The scheduled debt maturities of long-term debt subsequent to December 31, 2022 are as follows (in thousands):

Principal
Payments due by period ended	repayments
December 31, 2023	$27,500
December 31, 2024	21,300
December 31, 2025	15,100
December 31, 2026	15,100
December 31, 2027	96,250
Thereafter	262,766
Total long-term debt	$438,016

2021 Refinancing

On April 12, 2021, the Company consummated the refinancing of the existing 2018 credit facilities. The Company utilized the proceeds from the new $815 million facility with Citibank/NatWest, the proceeds from the new $135 million sale and leaseback agreement with Oriental Fleet and the net proceeds amounting to $294.4 million from the $300 million Senior Notes, to refinance the existing 2018 credit facilities. The Citibank/Natwest $815 million senior secured credit facility with four-year term was repayable in sixteen quarterly instalments of $20.4 million starting from July 12, 2021 together with a balloon payment of $489.0 million at maturity. The credit facility bore interest at LIBOR plus a margin of 2.50%.

The Company fully repaid Sinosure Cexim – Citibank – ABN Amro facility on March 18, 2021. The vessels CMA CGM Tancredi, CMA CGM Samson and CMA CGM Bianca previously mortgaged by this facility, together with CMA CGM Melisande and CMA CGM Attila, were refinanced through a $135 million sale and leaseback arrangement with Oriental Fleet on April 12, 2021. Refer to Note 5 “Fixed Assets, net & Advances for Vessels under Construction”.

Additionally, on July 1, 2021, the Company assumed outstanding principal of a Eurobank facility from Gemini related to the vessels Belita, Leo C and Catherine C. The assumed balance of $23.1 million was payable in thirteen consecutive quarterly instalments and a balloon payment of $13.5 million payable through August 2024 - see also Note 3 “Acquisitions”.

The outstanding loan balances, exit fees and deferred financing fees related to the lenders (other than Citibank and Natwest (Royal Bank of Scotland)) under the Company’s existing 2018 credit facilities were fully repaid and accounted for under the extinguishment accounting.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

The present value of the cash flows for the Citibank and Natwest (Royal Bank of Scotland) facilities were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing for each of the lenders, and, as such, the Company accounted for the debt refinancing as a modification. Legal and other fees related to the refinancing of $2.3 million were recorded in the income statement under the gain on debt extinguishment and $15.6 million of loan arrangement fees were deferred over the life of the facility and recognized through the new effective interest method. Additional fees related to Citibank and Natwest (Royal Bank of Scotland) amounting to $12.0 million at the date of the refinancing, replaced the existing accrued exit fees due under the existing 2018 credit facilities and were payable in eight quarterly instalments. An outstanding amount of $6.0 million was presented under “Other current liabilities” and $3.0 million under “Other long-term liabilities” as of December 31, 2021. There is no remaining outstanding amount as of December 31, 2022, as these additional fees were paid together with the early extinguishment of these facilities in 2022.

Accumulated accrued interest related to the prior HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility amounting to $75.3 million as of April 12, 2021 and which was fully refinanced, will no longer require any future cash interest payments and therefore, was recognized in the income statement under the gain on debt extinguishment. Accumulated accrued interest related to the Royal Bank of Scotland $475.5 mil. Facility, which was refinanced by the Natwest part of the Citibank/Natwest facility was partially extinguished and accounted for under modification accounting resulting in a gain of $35.6 million related to the accumulated accrued interest that will not require any future cash interest payments. The remaining amount of $33.3 million as of April 12, 2021 continued to be recognized in the income statement until May 2022 when all the remaining outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility was early extinguished and then remaining amount of the accumulated accrued interest of $26.9 million was recognized in the gain on debt extinguishment. The 2021 Refinancing resulted in a total net gain on debt extinguishment of $111.6 million separately recognized in the Consolidated Statement of Income in the year ended December 31, 2021.

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

On August 10, 2018, the term of the Company’s management agreement with the Manager was extended until December 31, 2024. Pursuant to the management agreement, the management fees are as follows for the years presented in the Consolidated Statements of Income: i) a daily management fee of $850, ii) a daily vessel management fee of $425 for vessels on bareboat charter and iii) a daily vessel management fee of $850 for vessels on time charter. Additionally, a fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, a fee of 0.5% based on the contract price of any vessel bought and sold by the Manager on the Company’s behalf and a supervision fee of $725 thousand per vessel under construction are due to the Manager over the construction period starting from steel cutting.

Management fees in 2022 amounted to approximately $21.9 million (2021: $19.9 million, 2020: $17.7 million), which are presented under “General and administrative expenses” in the Consolidated Statements of Income. Commissions to the Manager in 2022 amounted to approximately $14.6 million (2021: $10.4 million, 2020: $5.7 million), which are presented under “Voyage expenses” in the Consolidated Statements of Income. Commission of 0.5% on the contract price of the vessels sold in 2022 amounted to approximately $0.7 million presented under “Gain on sale of vessels” (2021: $1.3 million, 2020: $0.7 million were capitalized to the cost of newly acquired vessels).

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

The Company pays advances on account of the vessels’ operating expenses. These prepaid amounts are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $34.0 million and $21.9 million as of December 31, 2022 and 2021, respectively. On July 1, 2021, the Company exercised its option to acquire the remaining 51% equity interest in Gemini from Virage International Ltd., a company controlled by the Company’s largest shareholder, for $86.7 million, which was fully paid by November 1, 2021 (refer to Note 3 “Acquisitions”).

The Company employs its executive officers. The executive officers received an aggregate of $2.1 million (€2.0 million), $2.1 million (€1.8 million) and $1.8 million (€1.5 million) for the years ended December 31, 2022, 2021 and 2020, respectively. Prior service costs related to a defined benefit plan of $14.2 million were recognized in the other comprehensive income in the year ended December 31, 2022. Advances related to this plan amounting to $7.8 million were exercised in the period ended December 31, 2022 (refer to Note 19 “Executive Retirement Plan”), out of which $6.8 million remain unpaid and are presented under “Other current liabilities” as of December 31, 2022. Additionally, an amount of $0.1 million was due to executive officers and is presented under “Accounts payable” in the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, respectively. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $5.4 million, $11.8 million and $1.0 million in the years ended December 31, 2022, 2021, and 2020, respectively.

Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2022, 2021 and 2020 the Company paid premiums to The Swedish Club of $6.6 million, $5.2 million and $4.3 million, respectively, which are presented under “Vessel operating expenses” in the Consolidated Statements of Income. As of December 31, 2022 and 2021, the Company had payable to The Swedish Club amounting to $1.0 million and nil, respectively.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2022. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company’s shareholder composition and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control. Income taxes comprised of $18.3 million and $5.9 million taxes withheld on dividend income earned on the Company’s investments in the year ended December 31, 2022 and 2021, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 14, “Operating Revenue”, for further details on revenue from significant clients. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the equity participation in ZIM was measured based on the closing price of ZIM ordinary shares on the NYSE.

Interest Rate Swaps: The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2022, 2021 and 2020, respectively, representing amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31, 2022		As of December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$267,668	$267,668	$129,410	$129,410
Restricted cash (2)	—	—	$346	$346
Equity participation ZIM	—	—	$423,024	$423,024
Secured long-term debt, including current portion (1)	$175,250	$175,250	$842,035	$842,035
Unsecured long-term debt (1)	$262,766	$255,868	$300,000	$300,000

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2022 (in thousands):

	Fair Value Measurements
	as of December 31, 2022
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$267,668	$267,668	$—	$—
Secured long-term debt, including current portion (1)	$175,250	$—	$175,250	$—
Unsecured long-term debt (1)	$255,868	$255,868	$—	$—

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

	Fair Value Measurements
	as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$129,410	$129,410	$—	$—
Restricted cash (2)	$346	$346	$—	$—
Secured long-term debt, including current portion (1)	$842,035	$—	$842,035	$—
Unsecured long-term debt (1)	$300,000	$—	$300,000	$—
(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $8.1 million and $28.4 million as of December 31, 2022 and December 31, 2021, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities and does not include amounts related to the accumulated accrued interest.
(2)	The Company was required to maintain cash on a retention account as collateral for the then upcoming scheduled debt payments related to the now repaid the Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of December 31, 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Operating Revenue

Operating revenue from significant customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2022	2021	2020
CMA CGM	26%	30%	36%
HMM Korea	12%	17%	24%
MSC	13%	—	—

15. Operating Revenue by Geographic Location

Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2022	2021	2020
Australia—Asia	$482,769	$323,172	$203,991
Europe	507,293	338,124	242,704
America	3,282	28,209	14,899
Total Revenue	$993,344	$689,505	$461,594

16. Commitments and Contingencies

On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company’s vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2022 and 2021. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of a common benefit claim plus interest. This payment is presented under “Other income/(expense), net” in the Company’s Consolidated Statements of Income.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts and buyback obligations related to the sale and leaseback arrangements as of December 31, 2022, see Note 5 “Fixed Assets, Net & Advances for Vessels under Construction”.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Stock Based Compensation

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with the Company’s shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares vested on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020 and 2021, 714 and 1,685 of these shares were forfeited, respectively, and 64,489 restricted shares vested on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited and 9,650 restricted shares vested on December 31, 2021. Additional 224 restricted shares were forfeited in the year ended December 31, 2022 and the remaining 19,076 restricted shares vested on December 31, 2022. On December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of $6.0 million, $15.3 million and $1.2 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2022, 2021 and 2020, respectively. The average price of issued shares was $54.40 per share and $66.00 per share in the years ended December 31, 2022 and 2021, respectively. No restricted shares were issued and outstanding as of December 31, 2022. As of December 31, 2021, 19,300 shares of restricted stock were issued and outstanding.

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

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in common stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2022, 2021 and 2020, none of the directors elected to receive shares as compensation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stockholders’ Equity

In the year ended December 31, 2022, the Company declared and paid a dividend of $0.75 per share of common stock in each of February, May, August and November amounting to $61.5 million. In the year ended December 31, 2021, the Company declared a dividend of $0.50 per share of common stock in each of May, August and November amounting to $30.9 million. During 2020, the Company did not declare any dividends. The Company issued 143 and 146 shares of common stock at par value of $0.01 pursuant to its dividends reinvestment plan in the year ended December 31, 2022 and 2021, respectively, at an average price of $69.59 per share and $72.19 per share, respectively.

In June 2022, the Company announced a share repurchase program of up to $100 million of the Company’s common stock. The Company repurchased 466,955 shares of the Company’s common stock in the open market for $28.6 million until December 31, 2022. In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.

Refer to Note 17 “Stock Based Compensation” for information on the Company’s compensation plans.

As of December 31, 2022, 25,155,928 shares were issued and 20,349,702 shares were outstanding; and 25,056,009 shares were issued and 20,716,738 shares were outstanding and as of December 31, 2021. As of December 31, 2022 and December 31, 2021, 4,806,226 and 4,339,271 shares were held as Treasury shares, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company’s authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

19. Executive Retirement Plan

Effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate of 3.8% (based on the Markit iBoxx EUR Corporates AA over 10 years index), salary escalation of up to 4.5% per annum,as well as assumed retirement ages of the executive officers between 65 to 74 years old. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the Other Comprehensive Income, out of which advances amounting to $7.8 million were exercised in the period ended December 31, 2022. Defined benefit obligation of $6.4 million is presented under “Other long-term liabilities” as of December 31, 2022. The accumulated benefit obligation amounts to $3.0 million as of December 31, 2022.

Prior service cost of this defined benefit obligation amounting to $7.8 million was reclassified to “Other income/(expense), net” for the year ended December 31, 2022 and $0.7 million is expected to be reclassified in the year ending December 31, 2023. Additionally, projected periodic benefit cost of $0.8 million is expected in the year ending December 31, 2023. The assumptions used are the best estimates chosen from a range of possible actuarial assumptions, which may not necessarily be borne out in practice. The average remaining duration of the defined benefit obligation is 8.1 years as of December 31, 2022. The benefits of $0.7 million and $2.8 million are expected to be paid in 2025 and 2030, respectively, based on the assumptions used by the actuaries to measure the benefit obligations as of December 31, 2022.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands):

	2022	2021	2020
Numerator:
Net income	$559,210	$1,052,841	$153,550
Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,482	20,345	23,589
Effect of dilutive securities:
Dilutive effect of non-vested shares	19	239	216
Diluted weighted average common shares outstanding	20,501	20,584	23,805

Basic and diluted earnings per share amount related to a gain on troubled debt write-off amounting to $29.4 million and $111.6 million recorded in the year ended December 31, 2022 and 2021, respectively, is $1.43 and $1.43 per share, respectively, in the year ended December 31, 2022; and $5.49 and $5.42 per share, respectively, in the year ended December 31, 2021 (see Note 10).

21. Subsequent Events

In January 2023, the Company gave early termination notice to Oriental Fleet about its intention to fully repay its outstanding leaseback obligations related to two of its vessels by May 12, 2023. See Note 5 “Fixed Assets, net & Advances for Vessels under Construction”.

On February 14, 2023, the Company declared a dividend of $0.75 per share of common stock amounting to $15.3 million, which is payable on March 14, 2023, to holders of record on February 28, 2023.