Form 20-F
period 2023-12-31
Danaos Corp
filed 2024-02-29
CIK 1369241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2023, there were 19,418,696 shares of the registrant’s common stock outstanding.

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

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

●	future operating or financial results;
●	pending acquisitions and dispositions, business strategies and expected capital spending;
●	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
●	general market conditions and container and drybulk shipping market trends, including charter rates, vessel values and factors affecting supply and demand;
●	our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service or refinance our outstanding indebtedness;
●	performance by our charterers of their obligations;
●	the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;
●	our ability to obtain financing in the future to fund our contracted newbuildings, additional vessel acquisitions and other general corporate activities;
●	our continued ability to enter into multi-year, fixed-rate period charters with our customers;
●	our ability to operate profitably in the drybulk sector;
●	our ability to leverage to our advantage the relationships and reputation of our manager, Danaos Shipping Company Limited (the “Manager” or “Danaos Shipping”), in the containership and drybulk shipping sectors of the international shipping industry;
●	the impact of the war in Ukraine and related sanctions, the conflict in Israel and the Gaza Strip, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden or political events or acts by terrorists;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—Risk Factors” of this annual report.

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

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships and dead weight tons, or “DWT”, in describing the capacity of our Capesize bulk carriers. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of February 28, 2024. As of February 28, 2024, we owned 68 containerships aggregating 421,293 TEU in capacity, 12 under construction containerships aggregating 91,430 TEU in capacity, 7 Capesize bulk carriers aggregating 1,231,157 DWT and 3 contracted to acquire Capesize bulk carriers aggregating 529,704 DWT in capacity. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of December 31, 2023 on an actual and on an as adjusted basis, as there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments in the table below between January 1, 2024 and February 28, 2024.

	As of December 31, 2023
	Actual	As Adjusted

	(US Dollars in thousands)
Capitalization
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	100,000	100,000
Alpha Bank $55.25 mil. Facility	47,750	47,750
Citibank $382.5 mil. Revolving Credit Facility	—	—
Total debt (1) (2)	$410,516	$410,516
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,355,962 shares issued and 19,418,696 shares outstanding; actual and as adjusted	194	194
Additional paid-in capital	690,190	690,190
Accumulated other comprehensive loss	(75,979)	(75,979)
Retained earnings (3)	2,401,912	2,401,912
Total stockholders’ equity	3,016,317	3,016,317
Total capitalization	$3,426,833	$3,426,833
(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($47.75 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($100.0 million on an actual basis). See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $6.3 million.
(3)	Does not reflect dividend of $0.80 per share of common stock declared amounting to $15.5 million, which is payable on March 14, 2024 to holders of record as of February 28, 2024.

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

Risks Inherent in Our Business

●	Our profitability and growth depend on the demand for containerships and drybulk vessels and global economic conditions, and charter rates for containerships and drybulk vessels may experience volatility or continue to decline.
●	The volatile container and drybulk shipping markets and difficulty finding profitable charters for our vessels.
●	The international containership sector and drybulk sector, which we entered in 2023, are highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital.
●	The failure of our counterparties to meet their obligations under our charter agreements.
●	The loss of one of the limited number of customers that account for a large part of our revenues.
●	Global economic conditions, and the impact on consumer confidence and consumer spending and the demand for drybulk commodities.
●	Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
●	A decrease in the level of export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers’ business and could cause a material adverse impact on our business, financial condition, results of operations and cash flows.
●	Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition.
●	Containership and drybulk vessel values may fluctuate substantially and continue to decline. Depressed vessel values could cause us to incur impairment charges.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.
●	The aging of our fleet may result in increased operating costs in the future.
●	Increased competition in technology could reduce our charter hire income and our vessels’ values.

●	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.
●	Due to our limited diversification, adverse developments in the containership transportation and drybulk shipping businesses could reduce our ability to meet our payment obligations and our profitability.
●	Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business.

Risks Related to our Financing Arrangements

●	Our ability to comply with various financial and collateral covenants in our credit facilities and other financing arrangements.
●	Substantial debt levels could limit our flexibility to obtain additional financing and our ability to service our outstanding indebtedness will depend on our future operating performance.
●	The terms of the 8.500% Senior Notes due 2028 (the “Senior Notes”) issued by Danaos Corporation on February 11, 2021 contain covenants limiting our financial and operating flexibility.
●	Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
●	We are exposed to volatility in interest rates, including SOFR, and to exchange rate fluctuations.
●	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Environmental, Regulatory and Other Industry Related Risks

●	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
●	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.
●	Uncertainties related to compliance with sanctions and embargo laws.
●	Governments could requisition our vessels during a period of war or emergency, maritime claimants could arrest our vessels and we may be impacted by terrorist attacks or acts of piracy or have contraband smuggled onto our vessels.
●	Our insurance may be insufficient to cover losses due to the shipping industry’s operational risks.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

Risks Relating to Our Key Employees and Our Manager

●	Our business depends upon certain employees who may not necessarily continue to work for us.
●	The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.
●	We depend on our Manager to operate our business. Our Manager is a privately held company about which there is little publicly available information.

Risk Related to Investment in a Marshall Islands Corporation

●	We are a Marshall Islands corporation, which jurisdiction does not have well-developed corporate laws. It also may be difficult to enforce service of process or judgments against us, our officers and directors.

Tax Risks

●	We may have to pay tax on U.S.-source income or become a passive foreign investment company.

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

The ocean-going container shipping industry, from which we have historically derived all of our revenues and expect to continue to derive most of our revenues, is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including the level of global trade, including exports from China to Europe and the United States, resulting demand for the seaborne transportation of containerized cargoes and containership capacity. After reaching highs in 2005, containership charters declined severely in 2008 and 2009 due to the effects of the economic crisis and generally remained weak until the second half of 2020, after which time there was a period of robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply from the second half of 2020 into the second half of 2022, since which time rates have declined. The benchmark rates increased in all quoted size sectors through the second half of 2022, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was $36,000 in May 2008, $24,600 at the end of December 2020, at an all-time high of $100,000 at the end of 2021 and declined to $17,100 at the end of December 2023. Variations in containership charter rates, which have recently declined from historic highs to pre-pandemic levels and may further decline to low levels, result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy and disruptions in the credit markets or changes in consumer preferences may further reduce demand for products shipped in containers and, in turn, containership capacity.

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

Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. In addition, a change in consumer behavior that results in reduced purchases of goods in connection with any easing of the pandemic, or otherwise, as has appeared to be the case in 2023 and early 2024, could continue to have a similar effect. Such decreases in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. Such decreases in recent years, led to declines in charter rates and vessel values in the containership sector and increased counterparty risk associated with the charters for our vessels, including defaults by certain of our customers.

Our ability to charter our newbuilding containerships scheduled for delivery beginning in 2024, six of which do not yet have employment arranged, and recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any such charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2024, the charters for 14 of our vessels expire in 2024 and 23 of our vessels expire in 2025. If the charter market remains at current level or has weakened when our vessels’ charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates.

Charter rates for drybulk vessels are volatile and may decrease in the future, which may adversely affect our results of operations and financial condition.

The drybulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of drybulk vessels. In 2021, charter rates for drybulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened and stood at the lows for the year at the end of December 2022, and declined further in 2023.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

●	demand for and production of drybulk products;
●	supply of and demand for energy resources and commodities;

●	global and regional economic and political conditions, including weather, natural or other disasters (including the COVID-19 pandemic), armed conflicts (including the conflicts in Ukraine and in Gaza, as well as Houthi attacks in the Red Sea and the Gulf of Aden), terrorist activities and strikes;
●	environmental and other regulatory developments;
●	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
●	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;
●	natural disaster and weather
●	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and
●	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

●	the size of the newbuilding orderbook;
●	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;
●	availability of financing for new vessels;
●	the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;
●	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;
●	health crises, such as the COVID-19 pandemic, and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;
●	port and canal congestion;
●	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;
●	sanctions;
●	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;
●	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
●	our ability to maintain Environmental Social Governance (“ESG”) practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks. Additionally, because we charter our drybulk vessels primarily on short-term time charters and voyage charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for drybulk vessels; such changes may affect our earnings and the value of our drybulk vessels at any given time.

We may have difficulty securing profitable employment for our vessels in the containership and drybulk vessel charter markets.

Of our 68 containerships, as of February 28, 2024, 14 of our vessels are employed on time charters expiring in 2024 and 23 in 2025. We also have twelve newbuilding containerships scheduled for delivery, six of which scheduled to be delivered to us from the first quarter of 2025 to the first quarter of 2027 do not yet have employment arranged. Our seven Capesize drybulk vessels are operating on short term charters, and we expect to operate the three additional Capesize drybulk vessels we have agreed to acquire on short term charters as well. Depending on the state of the containership and drybulk charter markets, as applicable, when we are seeking to employ these vessels, we may be unable to secure employment for these vessels at attractive rates, or at all, when, if applicable, their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in recent years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and operating cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our containerships revenues from the payment of charter hire by our charterers. Each of our 68 containerships is currently employed under time or bareboat charters with 16 liner companies, with 68% of our revenues in 2023 generated from six such companies. We also own seven Capesize drybulk vessels and have agreed to acquire three additional Capesize drybulk vessels, which we expect to operate in the spot market on voyage charters or on short term time charters. We could lose a charterer or the benefits of a time charter if:

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

In 2016, Hanjin Shipping cancelled the charters for eight of our containerships after it filed for court receivership in September 2016 and in July 2016 we agreed to modifications to the charters for 13 of our containerships with Hyundai Merchant Marine (“HMM”) with substantial charter rate reductions.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us or at all. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

The time charters on which we deploy our vessels may provide for charter rates that are above market rates prevailing at any particular time, as is currently the case with some of our vessels. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container or drybulk shipping industry, as applicable, and the overall financial condition of the counterparty. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates, particularly if weaker charter markets are then prevailing.

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

Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, HMM, Yang Ming, MSC and ZIM Integrated Shipping Services Ltd. (“ZIM”) have represented substantial amounts of our revenue. In 2023, approximately 68% of our operating revenues were generated by six customers, including 23% from CMA CGM, 11% from MSC and 12% from HMM, and in 2022 approximately 73% of our operating revenues were derived from six customers. As of February 28, 2024, we have charters for fourteen of our vessels with CMA CGM, for eight of our vessels with COSCO, for six of our vessels with each of MSC and Hapag Lloyd, for four of our vessels with each of OOCL, Maersk, HMM, PIL, ONE and ZIM, for three of our vessels with Sealead, for two of our vessels with each of Yang Ming and Samudera and for one of our vessels with each of Niledutch, OSC and Arkas. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, as was the case with Hanjin Shipping and HMM in 2016 for instance, due to financial pressure on these liner companies from any significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.

Containership and drybulk vessel values may again experience significant declines and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges for our vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

Containership and drybulk market values can fluctuate substantially over time, and may again experience significant declines as they have in past years, due to a number of different factors, including:

●	prevailing economic conditions in the markets in which these vessels operate;
●	changes in and the level of world trade;
●	the supply of containership or drybulk vessel capacity;
●	prevailing charter rates; and
●	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

As of December 31, 2018 and December 31, 2016, we recorded an impairment loss of $210.7 million and $415.1 million, respectively, for our older vessels, and we have incurred impairment charges in prior years as well. In the future, if the market values of our vessels or other assets experience further deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

The global economy has generally improved recently but remains subject to significant downside economic risks, as well as geopolitical risks, the emergence of populist and protectionist political movements in advanced economies and extraordinary events such as the ongoing coronavirus outbreak, which may negatively impact global economic growth, disrupt financial markets, and may lead to weaker consumer demand. A slowdown in the global economy may result in a decrease in worldwide demand for products transported by containerships and drybulk vessels. These issues, along with the re-pricing of credit risk and the difficulties being experienced by some financial institutions have made, and will likely continue to make, it difficult to obtain financing in the shipping industry. As a result of past disruptions in the credit markets, the cost of obtaining bank financing in the shipping industry has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

Global economic conditions impact worldwide demand for various goods and, thus, container and drybulk shipping. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers and drybulk cargoes in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world’s fastest growing economies in recent years, can have a significant impact on the demand for container shipping. However, if China’s pace of growth declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, or “EU”, and thus, may negatively impact container and drybulk shipping demand. For example, the introduction of tariffs on selected imported goods mainly from Asia has provoked retaliatory measures from the affected countries, including China, which may create impediments to trade. Risks remaining from economic conditions in Europe and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for eight of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

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

The employment of our drybulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for container shipping and the raw materials and commodities consumed in China. In addition, reforms in China for a gradual shift to a “market economy” including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.

Any new or increased trade barriers or restrictions on trade would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter payments to us and to renew and increase the number of their charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow, and our ability to service or refinance our debt.

Demand for the seaborne transport of products in containers has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remained at relatively low levels for a prolonged period from the onset of the global economic crisis of 2008 and 2009 until the second half of 2020. Consequently, during this period, the cargo volumes and freight rates achieved by liner companies, with which all of the existing container vessels in our fleet are chartered, declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, before increasing alongside cargo volume and freight rates from the second half of 2020 into 2022. In 2023, cargo volume slightly increased compared to 2022 and the freight rates have slightly increased towards the end of 2023 and in early 2024 following the continued Houthi attacks on ships in the Red Sea and in the Gulf of Aden.

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

While the size of the containership order book has declined from the historic highs reached in mid-2008, it increased significantly in 2021 through 2023. At the end of 2023, the newbuilding containerships represented approximately 25% of the existing global fleet capacity at that time, and a higher percentage of large containerships. Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a decline in the level of demand for the seaborne transport of containers, could negatively affect charter rates, which continued liner company consolidation may accentuate. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the charter rate environment is weak when the current charters for our containerships expire or are terminated or we are seeking to arrange employment for two newbuilding containerships scheduled to be delivered in 2025, three in 2026 and one in 2027 for which we have not yet arranged charters, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.

An over-supply of drybulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk vessels increased due to the high level of new deliveries in recent years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017, before declining to more moderate levels of newbuilding deliveries. In addition, the drybulk newbuilding orderbook may increase in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of drybulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

●	number of new vessel deliveries;
●	scrapping rate of older vessels;
●	vessel casualties;
●	price of steel;
●	number of vessels that are out of service;
●	vessels’ average speed;
●	changes in environmental and other regulations that may limit the useful life of vessels; and

●	port or canal congestion.

If drybulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, as well as to continue to expand our fleet of Capesize drybulk vessels in which sector we have acquired ten vessels, including three scheduled to be delivered in 2024, since mid-2023. We have not yet arranged charters for six of our twelve containerships under construction scheduled for delivery in 2025 through 2027. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, during the downturn in the containership charter market, other containership owners chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. In recent years, drybulk vessels were also deployed at very low rates by owners of drybulk vessels. Containership and drybulk vessel charters are awarded based upon a variety of factors relating to the vessel operator, including:

●	shipping industry relationships and reputation for customer service and safety;
●	container shipping and drybulk shipping, as applicable, experience and quality of ship operations (including cost effectiveness);
●	quality and experience of seafaring crew;
●	the ability to finance vessels at competitive rates and financial stability in general;
●	relationships with shipyards and the ability to get suitable berths;
●	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
●	competitiveness of the bid in terms of overall price.

We face substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that other marine transportation companies may also enter the containership and drybulk shipping sectors, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters and, in stronger market conditions, for secondhand vessels and newbuildings.

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

Delays in deliveries of our twelve newbuilding vessels we ordered from 2022 through February 2024 or any secondhand vessels we may agree to acquire could harm our business.

Delays in the delivery of our twelve newbuilding containerships we ordered from 2022 through February 2024 with planned deliveries in 2024 through 2027 or any secondhand vessels we may agree to acquire, including the three Capesize drybulk vessels scheduled to be delivered to us from April 2024 to July 2024, would delay our receipt of revenues under any arranged time charters and could result in the cancellation of such time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of any newbuilding vessel could also be delayed because of, among other things:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
●	quality or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	lack of raw materials;
●	bankruptcy or other financial crisis of the shipyard building the vessel;
●	our inability to obtain requisite financing or make timely payments;
●	a backlog of orders at the shipyard building the vessel;
●	hostilities or political or economic disturbances in the countries where the vessels are being built;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	our requests for changes to the original vessel specifications;

●	requests from the companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	our inability to obtain requisite permits or approvals; or
●	a dispute with the shipyard building the vessel.

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

The delivery of our three contracted Capesize drybulk vessels, and any secondhand containership or additional drybulk vessels we may agree to acquire, could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

The international drybulk industry is highly competitive, and we may be unable to compete successfully for charters on favorable terms or at all with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The international drybulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. In addition, we are a new entrant in the drybulk industry and some of our competitors may have more experience and more established customer relationships. Competition among vessel owners for the seaborne transportation of drybulk cargo can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Many of our competitors have greater resources and access to capital than we have and operate larger fleets than we may operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The operation of drybulk vessels entails certain unique operational risks.

The operation of certain ship types, such as drybulk vessels, has certain unique risks. With a drybulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Furthermore, any defects or flaws in the design of a drybulk vessel may contribute to vessel damage. Hull breaches in drybulk vessels may lead to the flooding of the vessels holds. If a drybulk vessel suffers flooding in its holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events.

Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our drybulk vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may have difficulty properly managing our growth through acquisitions of additional vessels and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our financial condition and performance.

We have ordered twelve newbuilding containerships and have agreed to acquire three additional secondhand Capesize drybulk vessels. To the extent market conditions warrant and we are able to obtain sufficient financing for such purposes, we intend to grow our business by ordering newbuilding containerships and through selective acquisitions of additional containership and drybulk vessels. Future growth will primarily depend on:

●	locating and acquiring suitable vessels;
●	identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;
●	enlarging our customer base;
●	developments in the charter markets in which we operate that make it attractive for us to expand our fleet;
●	managing any expansion;
●	the operations of the shipyard building any newbuilding vessels we may order; and
●	obtaining required financing on acceptable terms.

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

We would have to make substantial capital expenditures to further grow our fleet, including our twelve newbuilding vessels under construction and the three secondhand Capesize drybulk vessels we have agreed to acquire, for which the aggregate remaining purchase price as of February 28, 2024 was $820.0 million, following advance payments of $9.4 million in February 2024. We might not have sufficient borrowing availability under our existing credit facilities or other financing arrangements. In order to fund capital expenditures for future fleet growth, we generally plan to use equity and debt financing. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, conditions in the containership and drybulk charter market and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditure could limit our ability to grow our fleet.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Our current fleet of 68 containerships had an average age (weighted by TEU capacity) of approximately 15.1 years as of February 28, 2024 and our current fleet of 7 Capesize bulk carriers had an average age (weighted by DWT capacity) of approximately 13.3 years as of February 28, 2024. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as more fuel efficient perform as promoted or containerships or drybulk vessels are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter-hire payments that we receive for our vessels once their current time charters expire and the resale value of our vessels. This could adversely affect our results of operations.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2023, we incurred approximately 25.6% of our vessels’ operating expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our limited diversification, adverse developments in the containership transportation business, as well as the drybulk shipping sector, could reduce our ability to meet our payment obligations and our profitability.

Although we have recently entered the drybulk sector of the shipping industry, we currently rely on the cash flows generated from charters for our vessels that operate in the containership sector of the shipping industry for a substantial majority of our cash flows. Due to our limited diversification, adverse developments in the container shipping industry, as well as the drybulk shipping sector, have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Risks Related to our Financing Arrangements

Containership and drybulk vessel charter rates and vessel values may affect our ability to comply with various financial and collateral covenants in our credit facilities, and our financing arrangements impose operating and financial restrictions on us.

Our credit facilities and other financing arrangements, which are secured by, among other things, mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities.” Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Low containership or drybulk vessels charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to financial pressure on these liner companies or drybulk charterers from weak demand for the seaborne transport of containerized cargo or otherwise, may adversely affect our ability to comply with these covenants. The market values of containerships and drybulk vessels are sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise.

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

We have an aggregate principal amount of indebtedness outstanding of $410.5 million, as of December 31, 2023. In addition, we may seek to incur substantial additional indebtedness, as market conditions warrant, to grow our fleet to the extent that we are able to obtain such financing, including to finance part of the purchase price for our twelve newbuilding containerships and three secondhand Capesize drybulk vessels we have agreed to acquire, for which the aggregate remaining purchase price as of February 28, 2024 was $820.0 million, following advance payments of $9.4 million in February 2024. This level of debt could have important consequences to us, including the following:

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

Although we had $337.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2023, if we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, or if our existing financing arrangements do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our credit facilities and Senior Notes. Our current financing arrangements also impose, and future financing arrangements may impose, operating and financial restrictions on us that may limit our ability to take certain actions, including the incurrence of additional indebtedness by existing subsidiaries, creating liens on our existing assets and selling capital stock of our existing subsidiaries.

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

Although we had $337.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2023, the amount available for borrowing under this facility will reduce over time on a quarterly basis. We also intend to borrow against vessels we may acquire in the future as part of our growth plan, which may include the twelve containerships we have under construction as of February 28, 2024. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

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

We are exposed to volatility in interest rates, including SOFR.

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

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business. See “Item 5. Operating and Financial Review and Prospects—Inflation and Interest Rates Risk.”

We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

We do not currently have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates based on LIBOR, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Any hedging strategies we choose to employ, may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Unless we satisfy the requirements to qualify for hedge accounting for interest rate swaps and any other derivative instruments, we would recognize all fluctuations in the fair value of any such contracts in our consolidated statements of income. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Environmental, Regulatory and Other Industry Related Risks

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management, or “BWM”. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL”, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or “BWM Convention”, of the International Maritime Organization, or “IMO”, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Additionally, the increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers, although our charterers are responsible for the cost of fuel for vessels while under time or bareboat charter on which all of our container vessels are currently deployed, and impact the charter rate charterers are willing to pay for vessels without scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

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

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. For example, in 2021 the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. In June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”), the latter of which came into force as of January 1, 2023. If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charterers, if we are able to do so at all. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. Compliance with the maritime EU ETS may result in additional compliance and administration costs. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

In 2023, 2022 and 2021, no vessels operated by us made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. We may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, and the ongoing attacks on vessels by Houthis in the Red Sea and Gulf of Aden may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance. The developing conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, could affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia.

The war between Israel and Hamas in the Gaza Strip and the Houthi attacks in the Red Sea and the Gulf of Aden, has not affected our business as of the date of this annual report, however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and our business.

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

Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our Manager. Dr. Coustas has substantial experience in the container shipping and drybulk shipping industries and has worked with us and our Manager for many years. He and others employed by us and our Manager are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of our credit facilities and other financing arrangements, Dr. Coustas ceasing to serve as our Chief Executive Officer and a director of our Company, would give rise to the lenders being able to require us to repay in full debt outstanding under such agreements. If these certain individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

We reinstated quarterly cash dividend payments on our common stock in 2021; however, there can be no assurance that we will pay dividends or as to the amount of any dividend. Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under our credit facilities, we are permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial covenants applicable to the obligors thereunder. In addition, we are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. We cannot assure you that we will continue to pay dividends in the future or the amounts of any such dividends.

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

Investors may view our having multiple lines of business, including ownership of multiple fleets, negatively, which may decrease the trading price of our securities.

We own and operate both containerships and drybulk fleets. Historically, companies that have multiple lines of business or own mixed asset classes have tended to trade at levels that suggest lower valuations than “pure play” companies. Accordingly, investors may view our stock as relatively less attractive than stocks of pure play companies, which could materially and adversely affect the trading price of our securities.

Our major stockholder has significant influence over certain matters and may have interests that are different from the interests of our other stockholders.

Our major stockholder may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which is affiliated with our Chief Executive Officer, owns approximately 47.3% of our outstanding shares of common stock as of February 28, 2024. There may be real or apparent conflicts of interest with respect to matters affecting such stockholders and their affiliates whose interests in some circumstances may be adverse to our interests.

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

As a foreign private issuer, we are entitled to rely upon exemptions from many of the NYSE’s corporate governance practices. To the extent we rely on any of these exemptions, including to have a former employee director on our nominating and corporate governance committee and issue shares without shareholder approval, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2023. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income.

In addition, if any tax authority successfully challenges positions we may take in tax filings, our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

Item 4.Information on the Company

History and Development of the Company

Danaos Corporation is an international owner of container vessels and drybulk vessels, chartering our container vessels to many of the world’s largest liner companies and employing our drybulk vessels on voyage charters. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation.

Our Company’s long history in the shipping industry dates back to the 1960s. Our largest stockholder is DIL, an entity affiliated with our Chief Executive Officer, Dr. John Coustas. Dimitris Coustas, the father of Dr. Coustas, first invested in shipping in 1963 and founded our Manager, in 1972. Since that time it has continuously provided seaborne transportation services under the management of the Coustas family. After assuming management of our company in 1987, Dr. Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry and grown our fleet from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 68 containerships aggregating 421,293 TEUs, 12 under construction containerships aggregating 91,430 TEUs and 7 Capesize bulk carriers aggregating 1,231,157 DWT as of February 28, 2024. In February 2024, we entered into agreements to acquire three Capesize bulk carriers aggregating 529,704 DWT, which are expected to be delivered to us in April and July 2024.

Danaos Corporation completed its initial public offering and was publicly listed on the New York Stock Exchange in October 2006. In August 2010, we completed a sale of $200 million of common stock, and in 2015 formed our Gemini joint venture. In August 2018, we consummated a comprehensive debt refinancing, which resulted in, among other things, a $551.0 million reduction in our debt. In November 2019, we completed a public offering of our common stock for gross proceeds of $56.5 million, including a significant investment by DIL and the Coustas family. In October 2020 we repurchased 4,339,271 shares of common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. In 2022 we repurchased 466,955 shares of our common stock for an aggregate purchase price of $28.6 million and in 2023 we repurchased another 1,131,040 shares of our common stock for an aggregate purchase price of $70.6 million under our share repurchase program of up to $100 million announced in June 2022. A $100 million increase to this share repurchase program, for a total aggregate amount of $200 million, was approved by our Board of Directors on November 10, 2023. As of February 28, 2024, the Company has repurchased an aggregate of approximately $99.2 million of common stock under this $200 million share repurchase program. In February 2021, we sold $300 million of 8.50% senior unsecured notes due 2028. On July 1, 2021 we exercised our option to acquire the remaining 51% equity interest in Gemini. In 2022 through 2023, we gradually reduced our total credit facilities to $410.5 million outstanding as of December 31, 2023 compared to $1,378.5 million outstanding as of December 31, 2021. See “Item 5. Operating and Financial Review and Prospects.”

Danaos Corporation operates through a number of subsidiaries incorporated in Liberia, Cyprus, Malta and the Republic of the Marshall Islands, all of which are wholly owned by Danaos Corporation and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of February 28, 2024 and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

We are an international owner of container vessels and drybulk vessels, chartering our container vessels to many of the world’s largest liner companies and employing our drybulk vessels on voyage charters. As of February 28, 2024, we had a fleet of 68 containerships aggregating 421,293 TEUs, 12 under construction containerships aggregating 91,430 TEUs, 7 Capesize bulk carriers aggregating 1,231,157 DWT and 3 contracted to acquire Capesize bulk carriers aggregating 529,704 DWT.

Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2024, these customers included CMA-CGM, HMM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Sealead, Niledutch, Samudera, OSC and Arkas.

As of December 31, 2023, the average remaining duration of the charters for our 74 containerships (excluding 6 newbuilding vessels for which charters have not yet been arranged) was 3.0 years (weighted by aggregate contracted charter hire). As of December 31, 2023, these contracts are expected to provide total contracted revenues of approximately $2.3 billion during their fixed terms, which expire between 2024 and 2028. Our charters have initial terms ranging up to 18 years, which provide us with stable cash flows and high utilization rates. Our containerships fleet ranges in size from 2,200–13,100 TEU, providing us flexibility to serve the diverse needs of our customers.

Our Fleet

General

Danaos is one of the largest containership operating lessors in the world. Since going public in 2006, we have more than tripled our TEU carrying capacity. Today, our fleet includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. In 2023, we added 7 Capesize drybulk carriers aggregating 1,231,157 DWT to our fleet with an average age (weighted by DWT) of 13.3 years as of February 28, 2024, and we contracted to acquire three Capesize drybulk carriers aggregating 529,704 DWT, with expected delivery to us in April through July 2024.

We deploy our containership fleet principally under multi -year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets such as is currently prevailing we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2024, our containership fleet was comprised of 66 containerships deployed on time charters, 14 of which are scheduled to expire in 2024, and 2 containerships deployed on bareboat charters. The average age (weighted by TEU) of the 68 vessels in our containership fleet was approximately 15.1 years as of February 28, 2024, which excludes our twelve newbuilding containerships scheduled for delivery in 2024 through the first quarter of 2027. As of December 31, 2023, the average remaining duration of the charters for the 74 vessels in our containership fleet (excluding 6 newbuilding vessels for which charters have not yet been arranged) was 3.0 years (weighted by aggregate contracted charter hire).

We currently intend to charter our drybulk vessels primarily on short-term time charters and voyage charters, and accordingly we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for drybulk vessels.

Characteristics

The table below provides additional information, as of February 28, 2024, about our fleet of 68 cellular containerships.

Vessel Details			Charter Arrangements
	Year	Size	Expiration of		Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)	Rate (3)	Period	Charter Rate
Hyundai Ambition	2012	13,100	April 2027	HMM	June 2024	$64,918
				Confidential (6)	April 2027	$51,500	+ 6 months	$51,500
							+10.5 to 13.5 months	$51,500
							+10.5 to 13.5 months	$51,500
Hyundai Speed	2012	13,100	April 2027	HMM	June 2024	$64,918
				Confidential (6)	April 2027	$51,500	+ 6 months	$51,500
							+10.5 to 13.5 months	$51,500
							+10.5 to 13.5 months	$51,500
Hyundai Smart	2012	13,100	June 2027	HMM	May 2024	$64,918
				Confidential (6)	June 2027	$54,000	+ 3 to 26 months	$54,000
Hyundai Respect	2012	13,100	April 2027	HMM	March 2024	$64,918
				Confidential (6)	April 2027	$54,000	+ 3 to 26 months	$54,000
Hyundai Honour	2012	13,100	March 2027	Confidential (6)	March 2027	$54,000	+ 3 to 26 months	$54,000
Express Rome	2011	10,100	April 2027	Hapag Lloyd	May 2024	$30,000	+4 months	$30,000
				Confidential (6)	April 2027	$37,000	+ 6 months	$37,000
Express Berlin	2011	10,100	August 2026	Confidential (6)	August 2026	$33,000	+4 months	$33,000
Express Athens	2011	10,100	April 2027	Hapag Lloyd	May 2024	$30,000	+4 months	$30,000
				Confidential (6)	April 2027	$37,000	+ 6 months	$37,000
Le Havre	2006	9,580	June 2028	Confidential (6)	June 2028	$58,500	+4 months	$58,500
Pusan C	2006	9,580	May 2028	Confidential (6)	May 2028	$58,500	+4 months	$58,500
Bremen	2009	9,012	January 2028	Confidential (6)	January 2028	$56,000	+4 months	$56,000
C Hamburg	2009	9,012	January 2028	Confidential (6)	January 2028	$56,000	+4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026	$47,500	+4 months	$47,500
Belita	2006	8,533	July 2026	CMA CGM	July 2026	$45,000	+ 6 months	$45,000
Kota Manzanillo	2005	8,533	February 2026	PIL	February 2026	$47,500	+4 months	$47,500
CMA CGM Melisande	2012	8,530	January 2028	CMA CGM	August 2024	$43,000
				Confidential (6)	January 2028	$34,500	+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	Confidential (6)	May 2027	$34,500	+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	Confidential (6)	July 2027	$34,500	+ 3 to 13.5 months	$34,500
CMA CGM Bianca	2011	8,530	September 2027	CMA CGM	April 2024	$43,000
				Confidential (6)	September 2027	$34,500	+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	CMA CGM	June 2024	$43,000
				Confidential (6)	November 2027	$34,500	+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	Confidential (6)	April 2028	$56,000	+ 4 months	$56,000
Europe	2004	8,468	May 2028	Confidential (6)	May 2028	$56,000	+ 4 months	$56,000
Kota Santos	2005	8,463	August 2026	PIL	August 2025	$55,000

					August 2026	$50,000		+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (6)	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	Confidential (6)	September 2025	$60,000		+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	Confidential (6)	November 2025	$40,000		+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	Confidential (6)	January 2026	$40,000		+ 23 to 25 months	$30,000
Racine (ex CMA CGM Racine)	2010	6,500	April 2026	Confidential (6)	April 2024	$30,000
					April 2026	$32,500		+ 2 months	$32,500
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	February 2025	Hapag Lloyd	April 2024	$21,500
				Confidential (6)	February 2025	$23,000		+ 2 months	$23,000
ZIM Savannah	2002	6,402	May 2025	ZIM	May 2024	$36,000
				Confidential (6)	May 2025	$25,650		+ 2 months	$25,650
Kota Lima	2002	5,544	November 2024	PIL	November 2024	$39,999		+ 4 months	$39,999
								+ 10 to 14 months	$27,500
								+ 10 to 12 months	$24,000
Suez Canal	2002	5,610	April 2026	Confidential (6)	April 2024	$25,500
					April 2026	$27,500		+ 2 months	$27,500
Wide Alpha	2014	5,466	May 2025	ONE	June 2024	$18,500
				Confidential (6)	May 2025	$20,750		+ 3 months	$20,750
Stephanie C	2014	5,466	June 2025	Confidential (6)	June 2025	$55,500		+ 4 months	$55,500
Maersk Euphrates	2014	5,466	July 2025	Maersk	August 2024	$17,500
				Confidential (6)	July 2025	$20,500		+ 3 months	$20,500
Wide Hotel	2015	5,466	July 2025	ONE	August 2024	$18,500
				Confidential (6)	July 2025	$20,750		+ 3 months	$20,750
Wide India	2015	5,466	November 2025	Confidential (6)	November 2025	$53,500		+4 months	$53,500
Wide Juliet	2015	5,466	September 2025	Confidential (6)	September 2025	$24,750		+4 months	$24,750
								+ 7 to 9 months	$25,000
								+ 11 to 13 months	$30,000
Rio Grande	2008	4,253	November 2024	OOCL	November 2024	$17,000		+ 2 months	$45,000
Merve A (ex ZIM Sao Paolo)	2008	4,253	September 2025	Confidential (6)	September 2025	$24,000		+ 4 months	$24,000
Kingston (ex ZIM Kingston)	2008	4,253	June 2025	Confidential (6)	June 2025	$23,900		+ 2 months	$23,900
ZIM Monaco	2009	4,253	October 2024	Confidential (6)	October 2024	$53,000		+ 6 months	$53,000
Dalian	2009	4,253	March 2026	Confidential (6)	March 2026	$48,000		+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000		+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	OOCL	October 2024	$17,000		+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	November 2024	$17,000		+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027	$36,275		+ 3 months	$36,275
Tongala	2004	4,253	November 2024	Confidential (6)	November 2024	$53,000		+ 6 months	$53,000
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025	$40,000		+ 4 months	$40,000
Express Argentina	2010	3,400	September 2024	Confidential (6)	September 2024	$19,250		+ 3 months	$19,250
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750		+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750		+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025	$40,000		+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025	$40,000		+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	May 2024	$21,000		+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	January 2025	$40,000		+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000		+ 4 months	$32,000
Artotina	2001	2,524	May 2025	Confidential (6)	May 2025	$28,000		+2 months	$28,000
Phoenix D	1997	2,200	March 2025	Maersk	March 2025	$28,000		+ 6 months	$28,000
Stride (7)	1997	2,200	January 2025	Cosco	January 2025	$26,250		+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250		+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250		+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025	$26,250		+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	December 2024	$23,000		+ 6 months	$23,000
Highway	1998	2,200	March 2024	Confidential (6)	March 2024	$8,100		+ 2 months	$8,100
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250		+ 2 months	$26,250
1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Bareboat charter rate.
6.	Charterer not disclosed due to confidentiality arrangements.
7.	Vessel has been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. We are evaluating vessel repairs and other options in conjunction with our insurers, which may include scrapping the vessel.

The specifications of our 12 contracted containerships under construction as of February 28, 2024 are as follows:

					Minimum
				Expected	Charter	Charter	Extension Options(3)
Hull Number	Year Built	Size (TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)	Period	Charter Rate(2)
Hull No. C7100-7	2024	7,165	Dalian Shipbuilding	2nd Quarter 2024	3 Years	$36,000	+ 4 months	$36,000
							+ 22 to 26 months	$40,000
Hull No. C7100-8	2024	7,165	Dalian Shipbuilding	3rd Quarter 2024	3 Years	$36,000	+ 4 months	$36,000
							+ 22 to 26 months	$40,000
Hull No. HN4009	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4010	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4011	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4012	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. CV5900-07	2024	6,014	Qingdao Yangfan Shipbuilding	1st Quarter 2025	—
Hull No. CV5900-08	2025	6,014	Qingdao Yangfan Shipbuilding	2nd Quarter 2025	—
Hull No. YZJ2023-1556	2026	8,258	Jiangsu NewYangzi Shipbuilding	3rd Quarter 2026	—
Hull No. YZJ2023-1557	2026	8,258	Jiangsu NewYangzi Shipbuilding	4th Quarter 2026	—
Hull No. YZJ2024-1612	2026	8,258	Jiangsu NewYangzi Shipbuilding	4th Quarter 2026	—
Hull No. YZJ2024-1613	2027	8,258	Jiangsu NewYangzi Shipbuilding	1st Quarter 2027	—
1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.

The following table describes the details of our Capesize drybulk vessels as of February 28, 2024:

	Year	Capacity
Vessel Name	Built	(DWT)
Achievement	2011	175,966
Genius	2012	175,580
Ingenuity	2011	176,022
Integrity	2010	175,966
Peace	2010	175,858
W Trader	2009	175,879
E Trader	2009	175,886
Guo May (1)	2011	176,536
Xin Hang (1)	2010	178,043
Star Audrey (1)	2011	175,125
1.	The vessels are expected to be delivered to us between April and July 2024.

Eagle Bulk Shipping

In June 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of Eagle Bulk, for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). As of December 31, 2023, these marketable securities were fair valued at $86.0 million and we recognized a $17.9 million gain on these marketable securities. Additionally, we recognized dividend income on these shares amounting to $1.0 million in the period ended December 31, 2023. Eagle Bulk is listed on the New York Stock Exchange (Ticker: EGLE) and currently owns and operates a fleet of 52 Ultramax and Supramax bulk carriers that aggregate to approximately 3.2 million deadweight tons (“DWT”), and has entered into a merger agreement with Star Bulk Carriers Corp.

ZIM

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

Charterers

As the container shipping industry has grown, the major liner companies have contracted for additional containership capacity. As of February 28, 2024, our diverse group of customers in the containership sector included CMA-CGM, HMM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Sealead, Niledutch, Samudera, OSC and Arkas.

The containerships in our fleet are primarily deployed under multi-year, fixed-rate time charters having initial terms that range from less than one to 18 years. These charters expire at staggered dates ranging from March 2024 to the second quarter of 2028. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

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

We currently intend to charter our drybulk vessels primarily on short-term time charters and voyage charters, and accordingly we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for drybulk vessels. Our Capesize bulk carriers generated revenue from short-term voyage charter agreements from seven customers in the period ended December 31, 2023. Under voyage charter agreements, the customers generally specify a minimum amount of cargo to be transported for a defined rate between the ports. Under voyage charter agreements, all voyage expenses and vessel operating expenses are borne and paid by us. Voyage expenses consist primarily of port and canal charges, bunker (fuel) expenses, agency fees, address commissions and brokerage commissions related to the voyage.

Management of Our Fleet

Our chief executive officer, chief operating officer, chief financial officer and chief commercial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our Manager. We have a management agreement pursuant to which our Manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. On November 10, 2023 we entered into an Amended and Restated Management Agreement with Danaos Shipping, extending the term from December 31, 2024 to December 31, 2025. Our Manager reports to us and our board of directors through our chief executive officer, chief operating officer, chief financial officer and chief commercial officer, each of which is appointed by our board of directors.

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

Danaos Shipping provides us with administrative, technical and certain commercial management services under a management agreement. On November 10, 2023, we entered into an Amended and Restated Management Agreement with Danaos Shipping, extending the term from December 31, 2024 to December 31, 2025. Under the Amended and Restated Management Agreement we will pay our Manager the following fees for 2024: (i) an annual management fee of $2.0 million, commencing in 2024, and 100,000 shares of our common stock, payable annually commencing in the fourth quarter of 2023, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, pro-rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro-rated for the number of calendar days we own each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts, and (vi) a flat fee of $850,000 per newbuilding vessel, which we capitalize, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

Our Manager had agreed to outsource technical and crew management services to the previous managers Bernhard Schulte Shipmanagement (“BSM”) related to the recently acquired vessels Wide Alpha, Stephanie C (ex Wide Bravo) and Wide Juliet and OSM Ship Management Pte. Ltd. (“OSM”) related to the vessels Maersk Euphrates, Wide Hotel and Wide India since each vessel’s delivery date to us in the second half of 2021. The payment related to these services was an obligation of our Manager. Both BSM and OSM services were terminated in the fourth quarter of 2022 and technical and crew management services of these vessels commenced to be provided by our Manager in the first quarter of 2023.

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

The nature of the containership sector within the larger shipping industry is such that significant time is necessary to develop the operating expertise and build up a professional reputation to obtain and retain customers. Further, a decline in the availability of secondhand containerships in past years has driven containership businesses to rely on building new containers, which can take several years to complete. We focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships. We believe our large fleet capacity, combined with our long-established business relationships and long-term contracts provide us with an important advantage in the increasingly competitive containership business.

We expect our drybulk vessel business will fluctuate in line with the main patterns of trade of the major drybulk cargoes and vary according to changes in the supply and demand for these items. The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Capesize class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Employees

Since May 1, 2015, we have directly employed our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Deputy Chief Operating Officer, whose services had been provided to us under our Management Agreement with our Manager, Danaos Shipping until April 30, 2015. Since November 10, 2023 we have directly employed also our Chief Commercial Officer and our Deputy Chief Operating Officer was appointed our Chief Operating Officer following the retirement of our previous Chief Operating Officer. As of December 31, 2023, 1,718 people were employed who served on board the vessels in our fleet and 185 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. In addition, our Manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew related expenses. We are not responsible for the compensation of our Manager’s shore-based employees. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

The following table lists the next drydockings scheduled for our current container vessels and drybulk vessels fleet for the next three years:

	2024	2025	2026
Number of container vessels	23	5	5
Number of drybulk vessels	4	3	—
*	Does not include vessels under bareboat charters.

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

While we maintain hull and machinery insurance, war risks insurance, P&I coverage for our containership and drybulk fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Our P&I insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per event. Our P&I Excess war risk coverage limit is $500.0 million, with a sub - limit of $80.0 million in respect of Russian, Ukrainian and Belarus waters and in respect of certain war and terrorist risks and the liabilities arising from bio-chemical etc., the limit is $30.0 million. For passengers and seaman risks, the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The twelve P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group’s claim records, as well as the individual claims’ records of all other members of the analogous individual associations and their performance. If our insurance providers are not able to obtain reinsurance for port calls in Iran, due to continuing U.S. primary sanctions applicable to U.S. persons facilitating transactions involving Iran, we may have to pay additional premiums with respect to any port calls that our charterers direct our vessels to make in Iran.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and BWM. These laws and regulations include the U.S. Oil Pollution Act of 1990 (the “OPA”), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act, MARPOL, regulations adopted by the IMO and the EU, various volatile organic compound air emission requirements and various SOLAS amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, set limits on sulfur oxide (“SOx”) and nitrogen oxide (“NOx”) emissions from vessels and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. We have obtained International Air Pollution Prevention certificates for all of our vessels. Amendments to Annex VI, effective July 2010, set progressively stricter regulations to control SOx and NOx emissions from ships, which present both environmental and health risks. These amendments provided for a progressive reduction in SOx emissions from ships, with a global cap of 0.5% on sulfur in marine fuel used by vessels without scrubbers (reduced from 3.50%) effective from January 1, 2020. Vessels with scrubbers may use fuel with a maximum sulfur content of 3.5%. The Annex VI amendments have also established tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. In November 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These amendments require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions, both through changes in technical specifications as well as in modifications in vessels’ operational parameters. The U.S. Coast Guard (the “USCG”) is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the USCG to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our capital expenditures and operating costs.

Additionally, more stringent emission standards apply in coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”) as Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic ECAs to include all coastal waters within 12 nautical miles of the mainland. Effective from January 1, 2022, all vessels entering Korean ports are prohibited from consuming marine fuel with sulfur content exceeding 0.5% cap and are prohibited from consuming maritime fuel with sulfur content exceeding 0.1% cap in the SOx ECAs. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, are being enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution agreed to support the designation of a new ECA in the Mediterranean. The Mediterranean Sea ECA for SOx and Particulate Matter was approved at MEPC 78 and was formally designated during MEPC 79 in December 2022. MEPC 79 designated the Mediterranean Sea as an ECA for SOx and particulate matter, under MARPOL Annex VI. The amendment is expected to enter into force on May 1, 2024, with the new limit taking effect on May 1, 2025. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. Our entire fleet has been issued a certificate attesting that insurance is in force in accordance with the insurance provisions of the Convention. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, various legislative schemes or common law govern, and liability may be strictly imposed or fault-based.

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention was ratified by 16 states, representing 40% of the world fleet, in June 2023 and will enter into force on June 26, 2025. The Hong Kong Convention requires ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts (1) Part I - hazardous materials inherent in the ship’s structure and fitted equipment; (2) Part II - operationally generated wastes; and (3) Part III - stores. Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM. We have established policies to ensure that each of our vessels covered by the Convention will maintain an accurate and up-

to-date IHM. We are also working actively with all shipyards constructing our newbuilds on-order to ensure that the vessels are properly equipped with an IHM.

Environmental Regulation—The U.S. Oil Pollution Act of 1990

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. It applies to discharges of any oil from a vessel, including discharges of fuel oil and lubricants. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or “bunkers”) in our vessels, making our vessels subject to the OPA requirements.

Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of oil results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. The OPA defines these other damages broadly to include:

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

The OPA preserves the right to recover damages under existing law, including maritime tort law.

In December 2015, the USCG adjusted the limits of liability of responsible parties under the OPA and established a procedure to further adjust these limits every three years. Effective November 12, 2019, the OPA liability is limited to the greater of $1,200 per gross ton or $997,100 for non - tank vessels, subject to adjustment by the USCG for inflation every three years. On December 23, 2022, the USCG again adjusted those limits to the greater of $1,300 per gross ton or $1,076,000 per non-tank vessel. These latest adjustments took effect on March 23, 2023. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

The OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, self-insurance, or guaranty, and an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under the OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by providing a financial guaranty in the required amount.

The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential aggregate liabilities under the OPA and CERCLA, which is discussed below. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under the OPA and CERCLA. We have complied with these requirements by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a USCG certificate of financial responsibility for all of our vessels trading in the United States of America.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to have an approved response plan for each vessel. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We have approved response plans for each of our vessels.

Compliance with any new OPA requirements could substantially impact our costs of operation or require us to incur additional expenses. The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulation—CERCLA

CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non - hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. The USCG’s financial responsibility regulations under the OPA also require vessels to provide evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton. As noted above, we have provided a financial guaranty in the required amount to the USCG and we will continue to fulfill this requirement for all of our vessels.

Environmental Regulation—The Clean Water Act

The U.S. Clean Water Act (the “CWA”), prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA, discussed above. Under U.S. Environmental Protection Agency (“EPA”) regulations, we are required to obtain a CWA permit regulating and authorizing any discharges of ballast water or other wastewaters incidental to our normal vessel operations if we operate within the three - mile territorial waters or inland waters of the United States. The permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”), incorporates the USCG requirements for BWM, as well as supplemental ballast water requirements and limits for 26 other specific discharges. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, owners of commercial vessels greater than 79 feet in length must submit a Notice of Intent (“NOI”), at least 30 days before the vessel operates in U.S. waters. To comply with the VGP, vessel owners and operators may have to install equipment on their vessels to treat ballast water before it is discharged or implement port facility disposal arrangements or procedures at potentially substantial cost. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification. Many of the VGP requirements have already been addressed in our vessels’ current ISM Code SMS Plan.

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

The Paris Memorandum of Understanding on Port State Control, to which 27 nations are parties, adopted the “New Inspection Regime” (“NIR”), effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high - risk ships to more in - depth and frequent inspections. The NIR is designed to identify potential substandard ships and increase the effectiveness of inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

The European Monitoring, Reporting and Verification Regulation (the “EU MRV”) regulation entered into force on July 1, 2015, and require ship owners and operators to annually monitor, report and verify carbon dioxide emissions for vessels larger than 5,000 gross tonnage calling at any EU, Norway and Iceland port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported carbon dioxide emissions, together with additional data, are to be verified by independent certified bodies and sent to a central database managed by the European Maritime Safety Agency. Since the year 2019, it is mandatory for the companies to submit an approved by an independent verifier emissions report to the European Commission and to the responsible authorities of the flag states. The aggregated ship emission and efficiency data is published by the European Commission. In January 2023, the EU Parliament, Council and Commission reached a preliminary agreement to extend the EU’s Emission Trading System (“ETS”) to commercial cargo or passenger vessels above 5000 GT. Per this agreement, from 2025 on, the EU MRV will apply to offshore ships above 400 GT and general cargo ships between 400 and 5000 GT. From 2027 on, the ETS’ coverage will be expanded to include offshore ships above 5000 GT, while the EU authorities will also consider whether to include general cargo and offshore ships between 400 and 5000 GT in the ETS by 2026. Though this tentative agreement does not yet have the force of law, if enacted, it could impose significant additional regulatory burdens on our vessels.

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

The Kyoto Protocol entered into force in February 2005 and required adopting countries to implement national programs to reduce emissions of certain greenhouse gases, but emissions from international shipping were not subject to the Kyoto Protocol. The second commitment period of the Kyoto Protocol expired in 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. The IMO’s MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from vessels at its July 2011 meeting. The Energy Efficiency Design Index (“EEDI”) establishes a minimum energy efficiency level per capacity mile and is applicable to new vessels. The Ship Energy Efficiency Management Plan (“SEEMP”) is applicable to currently operating vessels of 400 metric tons and above and we are in compliance. These requirements entered into force in January 2013 and could cause us to incur additional compliance costs in the future, particularly as the SEEMP will be strengthened to include mandatory content, including a CII target implementation plan (see below), on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements. MARPOL amendments released in November 2020 and adopted in June 2021 build upon the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. The USCG plans to develop and propose regulations to implement these provisions in the United States.

The IMO is also considering the development of market based mechanisms to reduce greenhouse gas emissions from vessels, as well as sustainable development goals for marine transportation, but it is impossible to predict the likelihood that such measures might be adopted or their potential impacts on our operations at this time. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. Compliance with the maritime EU ETS may result in additional compliance and administration costs. These amendments impose an additional regulatory burden on us to ensure that our vessels meet the requirements of the revised EU-MRV, as well as potential additional costs related to the ETS. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU or individual countries in which we operate or any international treaty adopted to succeed the Kyoto Protocol could require us to make significant financial expenditures or otherwise limit our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

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

On October 23, 2023, the China MSA modified its monitoring and inspection requirements for vessels subject to intensified monitoring and inspection. Effective December 1, 2023, the requirements expand the kinds of vessels that can be included in the list and authorize provincial-level offices to enter vessels parallel to the China MSA’s existing authority. The modified rules no longer distinguish between Chinese and foreign vessels. Currently, we have no vessels on the list in question, and we closely monitor compliance with applicable rules and regulations to avoid any such entry. Nevertheless, because it is unclear how the China MSA may amend the list’s entry requirements, any number of our vessels could be entered into the list regardless of our efforts. This would subsequently result in heightened monitoring, inspection and compliance costs, as well as associated delays in the vessels’ operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”).

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

The USCG regulations are intended to align with international maritime security standards and exempt non - U.S. vessels that have a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code from the requirement to have a USCG-approved vessel security plan. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements. Our fleet, as part of our continuous improvement cycle, is reviewing ship security plans and is maintaining best management practices during passage through security risk areas.

IMO Cyber security

The Maritime Safety Committee, at its 98th session in June 2017, also adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems (the “Cyber Risk Resolution”). The Cyber Risk Resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing SMS no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the ISM Code SMS on their ships.

Vessel Recycling Regulations

The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention (the “Recycling Regulation”) and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the Recycling Regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Recycling Regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the Recycling Regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The Recycling Regulation took effect on non - EU - flagged vessels calling on EU ports of call beginning on December 31, 2020.

Seasonality

Our containerships primarily operate under multi-year charters and therefore are not subject to the effect of seasonal variations in demand.

Demand for drybulk vessel capacity may exhibit seasonal variations based on the historical data. The drybulk sector is typically stronger in the fiscal quarters ended September 30 and December 31, resulting in fluctuations in market charter rates. These seasonal variations may affect our operating results on a quarterly basis for vessels trading in the spot market, which is currently the trading pattern for our drybulk vessels.

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

Overview

Our business is to provide international seaborne transportation services by operating vessels in the containership and drybulk sectors of the shipping industry. As of February 28, 2024, we had a fleet of 68 containerships aggregating 421,293 TEUs and 12 under construction containerships aggregating 91,430 TEUs and making us among the largest containership charter owners in the world, based on total TEU capacity. In 2023, we added 7 Capesize drybulk vessels aggregating 1,231,157 DWT to our fleet, and in February 2024 entered into agreements to acquire 3 additional Capesize drybulk vessels aggregating 529,704 DWT in capacity.

We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2024, 66 of the 68 containerships in our fleet were employed on time charters, of which 14 expire in 2024, and 2 containerships were employed on bareboat charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2024, our diverse group of customers in the containership sector included CMA-CGM, HMM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Sealead, Niledutch, Samudera, OSC and Arkas.

The average number of container vessels in our fleet for the years ended December 31, 2023, 2022 and 2021 was 68.1, 70.7 and 64.2, respectively. The average number of drybulk vessels in our fleet for the period ended December 31, 2023 was 1.1.

Our Manager

Our operations are managed by Danaos Shipping, our Manager, under the supervision of our officers and our board of directors. We believe our Manager has built a strong reputation in the shipping community by providing customized, high - quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our Manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The term of this agreement expires on December 31, 2025 (subject to certain termination rights described in “Item 7. Major Shareholders and Related Party Transactions”). Our Manager is ultimately owned by DIL, which is also our largest stockholder. Our Manager had agreed to outsource technical and crew management services to the previous managers Bernhard Schulte Shipmanagement (“BSM”) related to the vessels acquired in 2021 Wide Alpha, Stephanie C (ex Wide Bravo) and Wide Juliet and OSM Ship Management Pte. Ltd. (“OSM”) related to the vessels acquired in 2021 Maersk Euphrates, Wide Hotel and Wide India. The agreements with BSM were in effect until January 2023 and the agreements with OSM were terminated in December 2022 and were in effect until March 2023. The payment related to these services was an obligation of our Manager.

Recent Developments

Acquisition of Capesize Bulk Carriers

In July 2023, we reached an agreement to acquire 5 Capesize bulk carriers built in 2010 through 2012 that aggregate to 879,306 DWT for a total of $103 million. One of these vessels was delivered to us in September 2023, three vessels in October 2023 and the remaining one in November 2023. Additionally, in September 2023, we entered into agreements to acquire 2 Capesize bulk carriers built in 2009 that aggregate to 351,765 DWT for a total of $36.6 million. These 2 vessels were delivered to us in November and December 2023. In February 2024, we entered into agreements to acquire 3 Capesize bulk carriers aggregating 529,704 DWT for $79.9 million with expected delivery between April and July 2024.

Sale of Vessels

In November 2022, we sold two of our containerships Catherine C and Leo C for gross proceeds of $130 million resulting in a gain on sale of these vessels of $37.2 million. In December 2022, we entered into agreement to sell Amalia C, for gross proceeds of $5.1 million. The vessel was delivered to its buyers in January 2023, resulting in a gain of approximately $1.6 million.

Newbuilding Vessels

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels with expected vessels delivery in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels with expected vessels delivery in 2024. On April 28, 2023, we entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2024 and 2025. On June 20, 2023, we entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. The aggregate purchase price of the vessel construction contracts amounts to $834.9 million. Additionally, a supervision fee of $850 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited over the construction period starting from steel cutting. Interest expense amounting to $17.4 million and $5.0 million was capitalized to the vessels under construction in the years ended December 31, 2023 and 2022, respectively. The remaining contractual commitments under these 10 vessel construction contracts amounted to $561.1 million as of December 31, 2023.

In February 2024, we entered into contracts for the construction of two 8,258 TEU container vessels for $188.4 million. These container vessels are expected to be delivered to us in 2026 and 2027, respectively.

Impact of the Wars in Ukraine and Gaza on our Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Marioupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip and potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

Inflation and Interest Rates Risk

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

●	Number of Vessels in Our Fleet. The number of vessels in our fleet, and their TEU for containerships or DWT for drybulk vessels capacity, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet. We entered the drybulk sector in 2023 and we had an average of 1.1 drybulk vessels in our fleet in 2023, while we currently have seven Capesize drybulk carriers and three additional Capesize drybulk carriers expected to be delivered to us in 2024.
●	Charter Rates. Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership and drybulk vessels capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by our charterers and economic conditions in the industries which use our charterers, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters or voyage charters such as our Capesize bulk carriers, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our vessels under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2024, the charters for 14 of our containerships are scheduled to expire in 2024. Charter rate levels improved in the second half of 2020 and through the first half of 2022 to levels higher than were prevailing when we entered into the charters for a number of our vessels but have since fallen to levels seen before the Covid-19 pandemic. We expect that we might have to re-charter these vessels for rates at or lower than the level of their current charter rates.
●	Utilization of Our Fleet. Due to the multi - year charters under which they are often operated, our container vessels have consistently been deployed at high levels of utilization. During 2023, our container vessels fleet utilization was 97.7%, compared to 97.3% in 2022 and 98.2% in 2021. Our drybulk vessels fleet utilization was 80.8% for the period ended December 31, 2023. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off - hire days. For example, there were 92, 68 and 292 total off-hire days for our container vessels fleet during the years ended December 31, 2023, 2022 and 2021, respectively, other than for scheduled drydockings and special surveys. An increase in annual off-hire days could reduce our utilization. We currently expect to drydock approximately 27 of our vessels in 2024, and one of our vessels has been off hire since January 8, 2024, and may remain offhire for a considerable period or be scrapped, due to damage from an engine room fire. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes, or we are not able to achieve high utilization of our drybulk vessels, our financial results would be affected.
●	Expenses. Our ability to control our fixed and variable expenses, including those for port and bunker expenses, commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including any interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future. See “—Liquidity and Capital Resources.”

The following table presents the contracted utilization of our fleet of 68 operating container vessels and of our 10 newbuilding vessels, scheduled for delivery in 2024 through 2026, as of December 31, 2023:

	2024	2025-2026	2027-2028	Total
Number of vessels whose charters are set to expire in the respective period (1)	17	29	28	74
TEU’s on expiring charters in the respective period	65,395	149,675	252,593	467,663
Contracted operating days (2)	23,194	27,921	7,025	58,140
Total operating days (2)	25,074	54,984	52,571	132,629
Contracted operating days/Total operating days	92.5%	50.8%	13.4%	43.8%
(1)	Refers to the incremental number of our 68 operating container vessels and 6 newbuilding container vessels with arranged time charters expiring within the respective periods. Excludes six containership newbuilding vessels, scheduled to be delivered between the first quarter of 2025 and the first quarter of 2027, for which charters have not yet been arranged, as well as our drybulk vessels which we generally operate on short term time or voyage charters.
(2)	Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off - hire days to perform periodic maintenance. If actual off - hire days are greater than estimated, these would decrease the amount of operating days above. Total operating days also include our 10 newbuilding vessels from the expected scheduled delivery date to us in 2024 through 2026, and excludes our two newbuilding vessels ordered in February 2024.

Operating Revenues

Our operating revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under time charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership and drybulk charter market. Vessels operating in the spot market generate revenues that are less predictable but can allow increased profit margins to be captured during periods of improving charter rates.

Revenues from multi-year period charters of our containerships comprised a substantial portion of our revenues for the years ended December 31, 2023, 2022 and 2021. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we employ our Capesize bulk carriers under voyage charter agreements under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses. In 2023, we generated $10.4 million of revenue from voyage charter agreements of our Capesize bulk carriers.

In May 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our containerships, representing partial prepayment of charter hire payable up to January 2027. Our future expected minimum payments as of December 31, 2023, based on contracted charter rates, from our non-cancellable time charter and bareboat charter arrangements for our containerships is shown in the table below. Although these expected future minimum payments are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See “Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.”

Future Minimum Payments from Charters as of December 31, 2023(1)(2)

(Amounts in millions of U.S. dollars)

Number of Vessels	2024	2025-2026	2027-2028	Total
74	$847.5	$1,137.1	$312.9	$2,297.5
(1)

Refers to the incremental number of our 68 operating container vessels and 6 newbuilding vessels with arranged time charters expiring within the respective periods. Annual calculations are based on an assumed 364 revenue days per annum representing contracted future minimum payments expected to be received on non-cancellable time charter and bareboat charter agreements based on contracted charter rates. Although these contracted future minimum payments are based on contractual charter rates, any contract is subject to performance by the counter parties and us. In addition to the contracted minimum payments reflected in the above table, the charter hire prepayment amounting to $238.9 million, received in May 2022 relating to 15 of our containerships, is recognized in revenue through the remaining period of the charter party agreements up to January 2027.

(2)

Includes $9.6 million and $0.2 million of contracted revenue in 2024 and 2025, respectively, related to the vessel, Stride, which has been off-hire and not earning revenue since January 8, 2024. We are evaluating its repairs and other options in conjunction with our insurers, which may include scrapping the vessel.

As of February 28, 2024 we have 14 container vessels employed on charters expiring in 2024 and 23 employed on charters expiring in 2025, 7 Capesize bulk carriers employed under voyage charters, as well as 12 newbuilding containerships scheduled for delivery in 2024 through 2027 for six of which employment has not yet been arranged. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Our Capesize bulk carriers generated revenue from short-term voyage charter agreements from seven customers in the period ended December 31, 2023. Under voyage charter agreements, the customers generally specify a minimum amount of cargo to be transported for a defined rate between the ports. Under voyage charter agreements, all voyage expenses and vessel operating expenses are borne and paid by us. The voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since we retain control over the operations of our vessel and are therefore considered service contracts. We account for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the services that will be transferred to the charterer. Demurrage income, which represents a form of variable consideration when loading or discharging time exceeds the stipulated time in the voyage charter agreement, is included in voyage revenues and was immaterial in the period ended December 31, 2023. The majority of revenue from voyage charter agreements is usually collected in advance. We determined that there is one single performance obligation for each of our voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, we concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the vessel’s performance as we perform. Therefore, since our performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Amortization of Time Charters Assumed on Acquisition of Vessels

Eleven of our container vessel additions in 2021 were acquired with attached time charter agreements, which were below market terms prevailing at their acquisition date. As the present value of the contractual cash flows of these time charter agreements assumed was lower than its current fair value, the difference was recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Amortization of these time charter agreements resulted in an increase of our revenue by $21.2 million, $56.7 million and $27.6 million in the year/period ended December 31, 2023, 2022 and 2021, respectively. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on our weighted average cost of capital close to the acquisition date and the estimated average off-hire rate.

Voyage Expenses

Under voyage charter agreements, all voyage costs are borne and paid by us. Voyage expenses consist primarily of port and canal charges, bunker (fuel) expenses, agency fees, address commissions and brokerage commissions related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that are incurred from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance our resources by putting our vessel in a location to satisfy our performance obligation under a contract.

Under multi-year time charters and bareboat charters, such as those on which we charter our container vessels and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of the overall expenses under time charters and bareboat charters.

From time to time, in accordance with industry practice and in respect of the charters for our container vessels we pay brokerage commissions of approximately 0.77% to 3.75% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 1.25% up to 5.0% to a limited number of our charterers. In 2023, 2022 and 2021 we paid a fee to our Manager of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2024, this fee will remain at 1.25%.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, inflationary pressures, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our Manager in advance with amounts it will need to pay our fleet’s vessel operating expenses.

Under voyage charters and time charters, such as those on which we charter all but two of the containerships in our fleet as of February 28, 2024, we pay for vessel operating expenses. Under bareboat charters, such as those on which we chartered the remaining two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

Impairment Loss

There was no impairment loss in the years ended December 31, 2023, 2022 and 2021. See “Critical Accounting Estimates—Impairment of Long-lived Assets.”

Depreciation

We depreciate our vessels on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years and of our Capesize bulk carriers to be 25 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

General and Administrative Expenses

We paid our Manager the following fees for 2023, 2022 and 2021: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a daily vessel management fee of $850 for vessels on time charter or voyage charter, pro rated for the number of calendar days we own each vessel. In 2023, we also recognized non-cash share-based expenses of $6.3 million in respect of 100,000 shares of common stock issued to the Manager as part of the management fees payable under our management agreement. Our executive officers received an aggregate of $2.2 million (€2.0 million), $2.1 million (€2.0 million) and $2.1 million (€1.8 million) in cash compensation for the years ended December 31, 2023, 2022 and 2021, respectively. We also recognized non-cash share-based compensation expense in respect of awards to our executive officers of $6.3 million, $5.4 million and $11.8 million in the years ended December 31, 2023, 2022, and 2021, respectively. Additionally, projected periodic benefit cost of executive retirement plan amounting to $0.6 million was recognized in the year ended December 31, 2023 and an additional projected periodic benefit cost of $0.8 million is also expected to be recognized in the year ending December 31, 2024. See “Note 19. Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

For 2024, we will pay a fee of $475 per vessel per day for vessels on bareboat charter and a fee of $950 per vessel per day for vessels on time charter or voyage charter, an annual management fee of $2.0 million and 100,000 shares of common stock payable in the fourth quarter, in accordance with our amended and restated management agreement. See “Note 11. Related Party Transactions” to our audited consolidated financial statements included elsewhere in this report.

Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

Other Income/(Expenses), Net

In the years ended December 31, 2023, 2022 and 2021, we recorded net other expenses of $0.8 million, net other expenses of $6.6 million compared to net other income of $4.5 million, respectively. The decrease was mainly due to prior service cost of a defined benefit obligation amounting to $7.8 million in the year ended December 31, 2022 and the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest in the year ended December 31, 2021. An amount of $1.1 million of prior service cost amortization and net loss is expected to be recognized in other expenses in the year ending December 31, 2024. See “Note 19. Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

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

Gain/(loss) on investments

As of December 31, 2021, our remaining shareholding interest in ZIM of 7,186,950 ordinary shares was fair valued at $423.0 million based on the closing price of ZIM’s ordinary shares on the NYSE on that date. A loss on this investment of $176.4 million was recognized in the year ended December 31, 2022 compared to a gain of $543.7 million in the year ended December 31, 2021, each relating to the change in fair value of our investment in ZIM. In 2022, we sold all of our remaining 7,186,950 ZIM ordinary shares resulting in proceeds to us of $246.6 million.

In June 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of EGLE, for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). As of December 31, 2023, these marketable securities were fair valued at $86.0 million and we recognized a $17.9 million gain on these marketable securities.

Dividend income

In the years ended December 31, 2023, 2022 and 2021 we also recognized $1.0 million, $165.4 million and $34.3 million dividend income (gross of withholding taxes) on EGLE and ZIM marketable securities, respectively.

Gain on Debt Extinguishment

The loss on debt extinguishment of $2.3 million resulted from an early extinguishment of our leaseback obligations in May 2023, which compares to the gain on debt extinguishment of $4.4 million in the year ended December 31, 2022, which related to our early extinguishment of debt and to a gain of $111.6 million in the year ended December 31, 2021, which resulted from our debt refinancing on April 12, 2021.

Equity income/(loss) on investments

Equity loss on investments amounting to $4.0 million in the year ended December 31, 2023 relates to our share of initial expenses of a newly established company, Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry. Equity income on investments in Gemini decreased to nil in the year ended December 31, 2022 compared to $68.0 million in the year ended December 31, 2021 following our acquisition and full consolidation of Gemini since July 1, 2021.

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

We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. An amount of $3.6 million was reclassified from Accumulated Other Comprehensive Loss into earnings for each of the years ended December 31, 2023, 2022 and 2021, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels.

Income taxes

We recorded income taxes of nil, $18.3 million and $5.9 million in the years ended December 31, 2023, 2022 and 2021, respectively, related to the taxes withheld on dividend income earned.

Results of Operations

The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the three years in the three year period ended December 31, 2023. The selected consolidated financial data of Danaos Corporation as of December 31, 2023 and 2022 and each of the three years in the period ended December 31, 2023 is derived from our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the consolidated balance sheets at December 31, 2023 and 2022, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year ended December 31,
	2023	2022	2021

	In thousands, except per share amounts and
	other data
STATEMENT OF INCOME
Operating revenues	$973,583	$993,344	$689,505
Operating expenses, net	(392,922)	(339,908)	(331,246)
Income from operations	580,661	653,436	358,259
Total other income/(expenses), net	(4,362)	(75,976)	700,472
Income taxes	—	(18,250)	(5,890)
Net income	$576,299	$559,210	$1,052,841
PER SHARE DATA
Basic earnings per share of common stock	$28.99	$27.30	$51.75
Diluted earnings per share of common stock	$28.95	$27.28	$51.15
Basic weighted average number of shares (in thousands)	19,879	20,482	20,345
Diluted weighted average number of shares (in thousands)	19,904	20,501	20,584
Dividends declared per share	$3.05	$3.00	$1.50
CASH FLOW DATA
Net cash provided by operating activities	$576,292	$934,741	$428,111
Net cash provided by/(used in) investing activities	(338,528)	176,572	(143,148)
Net cash used in financing activities	(233,623)	(973,401)	(220,870)
Net increase in cash, cash equivalents and restricted cash	4,141	137,912	64,093
OTHER DATA
Number of containerships at period end	68	69	71
TEU capacity of containerships at period end	421,293	423,745	436,589
Number of Capesize bulk carriers at period end	7	—	—
DWT capacity of Capesize bulk carriers at period end	1,231,157	—	—

Segments

Following our acquisition of Capesize bulk carriers in 2023, for management purposes, we have two reporting segments (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

Our chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. The Other segment includes components that are not allocated to any of our reportable segments and includes investments in an affiliate accounted for using the equity method accounting and investments in marketable securities.

The following table summarizes our selected financial information for the year ended December 31, 2023, by segment (in thousands):

	Container vessels	Drybulk vessels
	segment	segment	Other	Total
Operating revenues	$963,192	$10,391	—	$973,583
Voyage expenses	(33,913)	(7,097)	—	(41,010)
Vessel operating expenses	(159,084)	(3,033)	—	(162,117)
Depreciation	(128,097)	(1,190)	—	(129,287)
Amortization of deferred drydocking and special survey costs	(18,663)	—	—	(18,663)
Gain on sale of vessel	1,639	—	—	1,639
Interest income	12,096	37	—	12,133
Interest expenses	(20,463)	—	—	(20,463)
Equity loss on investment	—	—	(3,993)	(3,993)
Net Income/(loss)	$563,279	$(1,910)	$14,930	$576,299

	Container vessels	Drybulk vessels
	segment	segment	Other	Total
Total assets	$3,404,298	$170,539	$86,299	$3,661,136

For the years ended December 31, 2022 and 2021, net income from Container vessels segment was $588,447 thousand and $412,709 thousand, respectively, which excludes gain/(loss) on investments, dividend income, net of withholding taxes and equity income on investments of ($29,237) thousand and $640,132 thousand, respectively.

Year ended December 31, 2023 compared to the year ended December 31, 2022

During the year ended December 31, 2023, Danaos had an average of 68.1 container vessels and 1.1 Capesize bulk carriers compared to 70.7 container vessels during the year ended December 31, 2022. Our container vessels utilization for the year ended December 31, 2023 was 97.7% compared to 97.3% for the year ended December 31, 2022. The increase in container vessels utilization was mainly due to the decreased days of scheduled dry-docking of our vessels.

Operating Revenues

Operating revenues decreased by 2.0%, or $19.7 million, to $973.6 million in the year ended December 31, 2023 from $993.3 million in the year ended December 31, 2022.

Operating revenues of container vessels decreased by 3.0%, or $30.1 million, to $963.2 million in the year ended December 31, 2023 from $993.3 million in the year ended December 31, 2022.

Recently acquired drybulk vessels generated $10.4 million operating revenues in the year ended December 31, 2023 compared to no operating revenues in the year ended December 31, 2022.

Operating revenues of container vessels for the year ended December 31, 2023 reflect:

●	a $27.1 million increase in revenues in the year ended December 31, 2023 compared to the year ended December 31, 2022 mainly as a result of higher charter rates;
●	a $35.4 million decrease in revenues in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to decreased amortization of assumed time charters;
●	a $17.8 million decrease in revenues in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to vessel disposals; and
●	a $4.0 million decrease in revenue in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to lower non-cash revenue recognition in accordance with US GAAP.

Voyage Expenses

Voyage expenses increased by $5.9 million to $41.0 million in the year ended December 31, 2023 from $35.1 million in the year ended December 31, 2022 primarily as a result of the $7.1 million increase in voyage expenses of our recently acquired 7 Capesize bulk carriers, which generated revenue from voyage charter agreements compared to no such expenses in the year ended December 31, 2022. Total voyage expenses comprised $33.0 million commissions and $8.0 million other voyage expenses in the year ended December 31, 2023.

Voyage expenses of container vessels segment decreased by $1.2 million to $33.9 million in the year ended December 31, 2023 from $35.1 million in the year ended December 31, 2022 mainly due to decreased commissions. Total voyage expenses of container vessels comprised $32.3 million commissions and $1.6 million other voyage expenses in the year ended December 31, 2023.

Voyage expenses of drybulk vessels segment was $7.1 million in the year ended December 31, 2023 compared to no voyage expenses in the year ended December 31, 2022. Total voyage expenses of drybulk vessels comprised $0.7 million commissions and $6.4 million other voyage expenses in the three months ended December 31, 2023.

Vessel Operating Expenses

Vessel operating expenses increased by $3.1 million to $162.1 million in the year ended December 31, 2023 from $159.0 million in the year ended December 31, 2022, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charters and voyage charters to $6,607 per vessel per day for the year ended December 31, 2023 compared to $6,339 per vessel per day for the year ended December 31, 2022. The average daily operating cost increased mainly due to increased repair and maintenance expenses. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense decreased by 3.7%, or $5.0 million, to $129.3 million in the year ended December 31, 2023 from $134.3 million in the year ended December 31, 2022 mainly due to decreased depreciation due to the sale of 3 container vessels in November 2022 through January 2023, which was partially offset by increased depreciation of 7 recently acquired Capesize bulk carriers.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $6.5 million to $18.7 million in the year ended December 31, 2023 from $12.2 million in the year ended December 31, 2022.

General and Administrative Expenses

General and administrative expenses increased by $6.9 million to $43.5 million in the year ended December 31, 2023, from $36.6 million in the year ended December 31, 2022. The increase was mainly attributable to increased stock-based compensation.

Gain on sale of vessels

In January 2023, we completed the sale of the Amalia C for net proceeds of $4.9 million resulting in a gain of $1.6 million. In November 2022, we completed the sale of the Catherine C and Leo C for net proceeds of $128.0 million resulting in a gain of $37.2 million.

Interest Expense, Interest Income and Other Finance Expenses

Interest expense decreased by 67.0%, or $41.6 million, to $20.5 million in the year ended December 31, 2023 from $62.1 million in the year ended December 31, 2022. The decrease in interest expense is a result of:

●	a $22.0 million decrease in interest expense due to a decrease in our average indebtedness by $619.8 million between the two periods. Average indebtedness was $450.9 million in the year ended December 31, 2023, compared to average indebtedness of $1,070.7 million in the year ended December 31, 2022. This decrease was partially offset by an increase in our debt service cost by approximately 2.5% as a result of higher interest rates;

●	a $12.4 million decrease in interest expense due to an increase in capitalized interest expense on our vessels under construction in the year ended December 31, 2023;
●	a $9.3 million decrease in the amortization of deferred finance costs and debt discount; and
●	a $2.1 million reduction of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were fully repaid in May 2022.

As of December 31, 2023, our outstanding debt, gross of deferred finance costs, was $410.5 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $438.0 million, which included $262.8 million principal amount of our Senior Notes and our leaseback obligation was $72.9 million, gross of deferred finance costs, as of December 31, 2022.

Interest income increased by $7.5 million to $12.1 million in the year ended December 31, 2023 compared to $4.6 million in the year ended December 31, 2022 mainly as a result of increased interest rates and average amount of time deposits in the year ended December 31, 2023.

Other finance expenses increased by $2.7 million to $4.3 million in the year ended December 31, 2023 compared to $1.6 million in the year ended December 31, 2022 mainly due to commitment fees for our recently established revolving credit facility.

Gain/(loss) on investments

A gain on our shareholding interest in EGLE of $17.9 million was recognized in the year ended December 31, 2023 compared to a loss on our shareholding interest in ZIM of $176.4 million in the year ended December 31, 2022, each relating to the change in fair value of our investments. We sold all our remaining ZIM ordinary shares in September 2022.

Dividend income

Dividend income of $1.0 million was recognized on EGLE ordinary shares in the year ended December 31, 2023 compared to $165.4 million dividend income on ZIM ordinary shares in the year ended December 31, 2022.

Gain/(loss) on debt extinguishment

A $2.3 million loss on early extinguishment of our leaseback obligations in the year ended December 31, 2023 compares to a $4.4 million gain on debt extinguishment in the year ended December 31, 2022 related to our early extinguishment of debt.

Equity income on investments

Equity loss on investments amounting to $4.0 million in the year ended December 31, 2023 relates to our share of initial expenses of a newly established company, CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2023 and December 31, 2022.

Other income/(expenses), net

Other expenses, net were $0.8 million in the year ended December 31, 2023 compared to other expenses, net of $6.6 million in the year ended December 31, 2022. The decrease in expenses was mainly due to reclassification of prior service cost of a defined benefit obligation of $7.8 million in the year ended December 31, 2022 compared to $0.8 million in the year ended December 31, 2023.

Income taxes

Income taxes were $18.3 million in the year ended December 31, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares and compared to no income taxes in the year ended December 31, 2023.

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

Operating revenues for the year ended December 31, 2022 reflect:

●	a $260.6 million increase in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 mainly as a result of higher charter rates;
●	a $55.8 million increase in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the incremental revenue generated by newly acquired vessels;
●	a $29.0 million increase in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to amortization of assumed time charters;
●	a $1.6 million decrease in revenues in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to vessel disposals; and
●	a $40.0 million decrease in revenue in the year ended December 31, 2022 compared to the year ended December 31, 2021 due to lower non-cash revenue recognition in accordance with US GAAP.

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

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our divested investment in ZIM ordinary shares in 2021 and 2022. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our 12 contracted containership newbuildings, payments for the acquisition of drybulk vessels, including three for which we have entered into agreements to acquire in February 2024, debt interest payments, servicing our debt obligations, payment of dividends and repurchases of our common stock. Our long-term liquidity needs primarily relate to installment payments for our 12 contracted newbuildings and any additional vessel acquisitions in the containership or drybulk sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity (for the next 12 months after the issuance of the consolidated financial statements) and long-term liquidity requirements.

Under our existing multi - year charters as of December 31, 2023, we had $2.3 billion of total contracted cash revenues, with $847.5 million for 2024, $663.1 million for 2025 and thereafter $0.8 billion, including $9.6 million and $0.2 million of contracted cash revenue in 2024 and 2025, respectively, related to the vessel, Stride, which has been off-hire and not earning revenue since January 8, 2024. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. In May 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of December 31, 2023, we had cash and cash equivalents of $271.8 million. As of December 31, 2023, we had $337.5 million of remaining borrowing availability under a reducing revolving credit facility, the availability under which reduces on a quarterly basis. As of December 31, 2023, we had $410.5 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes. As of December 31, 2023, we were obligated to make quarterly fixed amortization payments, totaling $21.3 million to December 31, 2024, related to the long-term bank debt. We are also obligated to make certain payments to our Manager, Danaos Shipping. As described below under “—Contractual Obligations” in November 2023, we extended the term of our management agreement from December 31, 2024 to December 31, 2025 and in conjunction therewith the fees and commissions payable thereunder were modified.

In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in 8 quarterly instalments of $5.0 million, followed by 12 quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with the $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of December 31, 2023 and with the Alpha Bank $55.25 mil. Facility, which was drawn down in full and under which $47.75 million is outstanding as of December 31, 2023. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. We pay a commitment fee at a rate of 0.8% per annum on the undrawn amount of this facility. The Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027.

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels with expected vessels delivery in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels with expected vessels delivery in 2024. On April 28, 2023, we entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2024 and 2025. On June 20, 2023, we entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. The aggregate purchase price of the vessel construction contracts amounts to $834.9 million.

The remaining contractual commitments under these 10 vessel construction contracts are analyzed as follows as of December 31, 2023 (in millions of U.S. dollars):

Payments due by period ended
December 31, 2024	$365.6
December 31, 2025	82.4
December 31, 2026	113.1
Total contractual commitments	$561.1

In addition, in February 2024, we entered into agreements (1) for the construction of two 8,258 TEU container vessels for an aggregate purchase price of $188.4 million and (2) to acquire three secondhand Capesize bulk carriers for an aggregate purchase price of $79.9 million.

Additionally, a supervision fee of $850 thousand per newbuilding vessel (as amended on November 10, 2023) will be payable to Danaos Shipping Company Limited (“the Manager”) over the construction period starting from steel cutting. Supervision fees totaling $3.0 million were charged by the Manager and capitalized to the vessels under construction in the year ended December 31, 2023 and none in the previous years. Interest expense amounting to $17.4 million and $5.0 million was capitalized to the vessels under construction in the years ended December 31, 2023 and 2022, respectively.

In February 2024, we declared a dividend of $0.80 per share of common stock payable on March 14, 2024 to holders of record on February 28, 2024. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. In the year ended December 31, 2023 and the period ended December 31, 2022, we repurchased 1,131,040 and 466,955 shares of our common stock in the open market for $70.6 million and $28.6 million, respectively. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our Board of Directors on November 10, 2023. As of February 28, 2024, we repurchased a total of 1,597,995 shares for $99.2 million of common stock under our share purchase program. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

Eagle Bulk Shipping Inc. Securities

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which is listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). EGLE currently owns and operates a fleet of 52 Ultramax and Supramax bulk carriers that aggregate to approximately 3.2 million DWT. As of December 31, 2023, these marketable securities were fair valued at $86.0 million and we recognized a $17.9 million gain on these marketable securities reflected under “Gain/(loss) on investments” in the consolidated statement of income. Additionally, we recognized dividend income on these shares amounting to $1.0 million in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK) and EGLE announced that both companies have entered into a definitive agreement to combine in an all-stock merger. Under the terms of the agreement, EGLE shareholders will receive 2.6211 shares of SBLK common stock for each share of Eagle common stock owned. This transaction is expected to close in the first half of 2024, subject to approval by EGLE shareholders, receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

Carbon Termination Technologies Corporation

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents our 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. Our share of CTTC’s initial expenses amounted to $4.0 million and is presented under “Equity income/(loss) on investments” in the consolidated statement of income.

ZIM Equity Securities

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In 2021, we sold 3,000,000 ZIM ordinary shares resulting in net proceeds to us of $120.7 million. In April 2022, we sold 1,500,000 ZIM ordinary shares resulting in net proceeds to us of $85.3 million and we sold our remaining shareholding interest in ZIM of 5,686,950 ordinary shares for $161.3 million in September 2022. For the year ended December 31, 2022 we recognized a $176.4 million loss on these shares. Additionally, we recognized dividend income on these shares amounting to $165.4 million gross of withholding taxes of $18.3 million in the year ended December 31, 2022. See Note 7, “Other Current and Non-current Assets” to our consolidated financial statements included in this report.

Impact of the Wars in Ukraine and Gaza on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip and potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raised interest rates in an effort to subdue inflation. The eventual long-term implications of tight monetary policy, and higher long-term interest rates may continue to drive a higher cost of capital for our business.

Cash Flows

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(In thousands)
Net cash provided by operating activities	$576,292	$934,741	$428,111
Net cash provided by/(used in) investing activities	$(338,528)	$176,572	$(143,148)
Net cash used in financing activities	$(233,623)	$(973,401)	$(220,870)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $358.4 million, to $576.3 million in the year ended December 31, 2023 compared to $934.7 million in the year ended December 31, 2022. The decrease was the result of: (i) $149.8 million in ZIM dividends that were collected in the year ended December 31, 2022 compared to $1.0 million dividends collected on our shareholding interest in EGLE in the year ended December 31, 2023, (ii) a $237.6 million decrease in cash operating revenues as a result of the charter revenue prepayment that occurred in the year ended December 31, 2022, (iii) a $17.8 million decrease in operating revenues due to a decrease in the average number of vessels in our fleet as a result of vessel sales, (iv) a $15.6 million increase in cash operating expenses, (v) a $16.1 million change in working capital between the two periods and (vi) a $1.2 million increase in drydocking expenses, which were partially offset by: (i) a $27.1 million increase in operating revenues due to higher charter rates, (ii) a $10.4 million increase in operating revenues due to revenue generated by the recently acquired Capesize bulk carriers and (iii) a $41.2 million decrease in net finance costs.

Net Cash Provided by/( Used in) Investing Activities

Net cash flows provided by/(used in) investing activities decreased by $515.1 million, to $338.5 million used in investing activities in the year ended December 31, 2023 compared to $176.6 million provided by investing activities in the year ended December 31, 2022. The decrease was due to: (i) a $246.6 million in proceeds from the sale of ZIM shares collected in the year ended December 31, 2022 compared to no such proceeds in the year ended December 31, 2023 as we no longer held ZIM shares during the latter period, (ii) a $125.2 million decrease in vessels sale proceeds, (iii) a $141.1 million increase in advances and payments for vessel acquisitions in the year ended December 31, 2023, (iv) a $7.4 million increase in additions to vessel cost and (v) $74.4 million in net investments in the year ended December 31, 2023, which include $68.2 million invested in Eagle Bulk Shipping and our investment in Carbon Termination Technologies, which were partially offset by a $79.6 million decrease in advance payments for vessels under construction between the two periods.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $739.8 million, to $233.6 million used in financing activities in the year ended December 31, 2023 compared to $973.4 million used in financing activities in the year ended December 31, 2022 due to: (i) a $946.0 million decrease in payments of long-term debt and leaseback obligations, (ii) a $14.4 million decrease in finance costs, (iii) a $3.4 million decrease in payments of accumulated accrued interest and (iv) a $0.8 million decrease in dividend payments on our common stock, which were partially offset by (i) a $182.7 million decrease in proceeds from long-term debt and (ii) a $42.1 million increase in repurchase of common stock in year ended December 31, 2023 compared to the year ended December 31, 2022.

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

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation and amortization of right-of-use assets, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividend, depreciation and amortization of right-of-use assets, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees, stock based compensation, gain/loss on investments, gain on sale of vessels, equity income on investment and gain/loss on debt extinguishment. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Net Income Reconciliation to EBITDA and Adjusted EBITDA

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

	(In thousands)
Net income	$576,299	$559,210	$1,052,841
Depreciation and amortization of right-of-use assets	129,287	134,271	116,917
Amortization of deferred drydocking & special survey costs	18,663	12,170	10,181
Amortization of assumed time charters	(21,222)	(56,699)	(27,614)
Amortization of deferred realized losses of cash flow interest rate swaps	3,622	3,622	3,622
Amortization of finance costs, debt discount and commitment fees	5,136	11,775	15,913
Finance costs accrued (Exit Fees under our Bank Agreement)	—	—	149
Interest income	(12,133)	(4,591)	(12,230)
Interest expense	18,262	50,620	53,078
Income taxes	—	18,250	5,890
EBITDA	717,914	728,628	1,218,747
Loss/(gain) on investments and dividend withholding taxes	(17,867)	158,136	(549,543)
Loss/(gain) on debt extinguishment	2,254	(4,351)	(111,616)
Gain on sale of vessels	(1,639)	(37,225)	—
Equity income on investments	—	—	(64,063)
Stock based compensation	6,340	5,972	15,278
Adjusted EBITDA	$707,002	$851,160	$508,803

EBITDA decreased by $10.7 million, to $717.9 million in the year ended December 31, 2023, from $728.6 million in the year ended December 31, 2022. This decrease is primarily attributed to: (i) a $35.6 million decrease in gain on sale of vessels, (ii) a $17.1 million increase in total operating expenses, (iii) a $6.6 million decrease in gain on debt extinguishment and (iv) a $4.0 million equity loss on investments in the year ended December 31, 2023, which were partially offset by (i) a $29.9 million change in fair value of our investment and dividend income, (ii) a $15.7 million increase in operating revenues (excluding a $35.4 million decrease in amortization of assumed time charters) and (iii) a $7.0 million decrease in prior service costs in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Adjusted EBITDA decreased by $144.2 million, to $707.0 million in the year ended December 31, 2023 from $851.2 million in the year ended December 31, 2022. As outlined above, the decrease is primarily attributable to: (i) recognition of a $147.1 million dividend from ZIM (net of withholding taxes) in the year ended December 31, 2022 compared to $1.0 million in dividends from EGLE in the year ended December 31, 2023, (ii) a $16.8 million increase in total operating expenses and (iii) a $4.0 million equity loss on investments in the year ended December 31, 2023, which were partially offset by (i) a $15.7 million increase in operating revenues (excluding a $35.4 million decrease in amortization of assumed time charters) and (ii) a $7.0 million decrease in prior service costs in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands):

	Year Ended				Year Ended
	December 31, 2023				December 31, 2022
	Container	Drybulk			Container	Drybulk
	Vessels	Vessels	Other	Total	Vessels	Vessels	Other	Total
Net income	$563,279	$(1,910)	$14,930	$576,299	$588,447	—	$(29,237)	$559,210
Depreciation and amortization of right-of-use assets	128,097	1,190	—	129,287	134,271	—	—	134,271
Amortization of deferred drydocking & special survey costs	18,663	—	—	18,663	12,170	—	—	12,170
Amortization of assumed time charters	(21,222)	—	—	(21,222)	(56,699)	—	—	(56,699)
Amortization of deferred finance costs, debt discount and commitment fees	5,136	—	—	5,136	11,775	—	—	11,775
Amortization of deferred realized losses on interest rate swaps	3,622	—	—	3,622	3,622	—	—	3,622
Interest income	(12,096)	(37)	—	(12,133)	(4,591)	—	—	(4,591)
Interest expense	18,262	—	—	18,262	50,620	—	—	50,620
Income taxes	—	—	—	—	—	—	18,250	18,250
(Gain)/loss on investments and dividend withholding taxes	—	—	(17,867)	(17,867)	—	—	158,136	158,136
Gain on sale of vessels	(1,639)	—	—	(1,639)	(37,225)	—	—	(37,225)
(Gain)/loss on debt extinguishment	2,254	—	—	2,254	(4,351)	—	—	(4,351)
Stock based compensation	6,120	220	—	6,340	5,972	—	—	5,972
Adjusted EBITDA	$710,476	$(537)	$(2,937)	$707,002	$704,011	—	$147,149	$851,160

Time Charter Equivalent Revenues and Time Charter Equivalent US$/day per segment

Time charter equivalent revenues represent operating revenues less voyage expenses excluding commissions presented per container vessels segment and drybulk vessels segment separately. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. Operating days of each segment is calculated by deducting vessels off-hire days of each segment from total ownership days of each segment. TCE rate is a measure of the average daily net revenue performance of our vessels in each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

	Year ended	Year ended
	December 31,	December 31,
Container vessels segment TCE rate	2023	2022
Ownership Days	24,850	25,807
Less Off-hire Days:
Scheduled Off-hire Days	(472)	(628)
Other Off-hire Days	(92)	(68)
Operating Days	24,286	25,111

Operating Revenues (in ‘000s of US$)	$963,192	$993,344
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	(1,662)	(1,392)
Time Charter Equivalent Revenues (in ‘000s of US$)	$961,530	$991,952
Time Charter Equivalent US$/per day	$39,592	$39,503

	Year ended	Year ended
	December 31,	December 31,
Drybulk vessels segment TCE rate	2023	2022
Ownership Days	417	—
Less Off-hire Days:
Scheduled Off-hire Days	(80)	—
Operating Days	337	—

Operating Revenues (in ‘000s of US$)	$10,391	—
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	(6,446)	—
Time Charter Equivalent Revenues (in ‘000s of US$)	$3,945	—
Time Charter Equivalent US$/per day	$11,706	—

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

	Outstanding
	Principal
	Amount
	(in
Credit Facility	millions)(1)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$100.00	The Wide Alpha, the Stephanie C, the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$47.75	The Bremen and the Kota Santos
Citibank $382.5 mil. Revolving Credit Facility	$—

The Express Berlin, the Express Rome, the Express Athens, the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the Racine (ex CMA CGM Racine), the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate

Senior Notes	$262.8	None
(1)	As of December 31, 2023.

As of December 31, 2023, there was $337.5 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility. As of December 31, 2023, 44 of our container vessels and 7 Capesize bulk carriers were unencumbered. See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information regarding our outstanding debt and the related repayment schedule.

The weighted average interest rate on our borrowings for the years ended December 31, 2023, 2022 and 2021 was 7.8%, 5.3% and 4.4%, respectively (including leaseback obligations).

Citibank $382.5 million Senior Secured Revolving Credit Facility

In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with an up to $382.5 mil. Revolving Credit Facility with Citibank, out of which nil was drawn down as of December 31, 2023 and December 31, 2022, and with an Alpha Bank $55.25 mil. Facility (see below). The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each, together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of our vessels.

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

Each of our credit facilities, except for our unsecured Senior Notes, are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. We were in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2023 and December 31, 2022. Twenty-four of our vessels having a net carrying value of $1,522.1 million as of December 31, 2023, were subject to first preferred mortgages as collateral to our credit facilities (other than our unsecured Senior Notes).

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

Principal Payments

The scheduled debt maturities of our credit facilities, including our unsecured Senior Notes, subsequent to December 31, 2023 are as follows (in thousands):

Principal
Payments due by period ended	repayments
December 31, 2024	21,300
December 31, 2025	15,100
December 31, 2026	15,100
December 31, 2027	96,250
March 1, 2028	262,766
Total long‑term debt	$410,516

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

Contractual Obligations

Our contractual obligations as of December 31, 2023 were:

	Payments Due by Period
		Less than
		1 year	2-3 years	4-5 years
	Total	(2024)	(2025-2026)	(2027-2028)

	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments (1)	$410,516	$21,300	$30,200	$359,016
Interest on long-term debt obligations (2)	$119,091	$32,107	$57,976	$29,008
Commitment fees (3)	$7,994	$2,578	$4,046	$1,370
Payments to our Manager (4)	$105,694	$55,493	$50,201	—
Payments to shipyards for newbuilding vessels (5)	$561,099	$365,631	$195,468	—
Total	$1,204,394	$477,109	$337,891	$389,394
(1)	These long-term debt obligations reflect our existing debt obligations and our Senior Notes as of December 31, 2023.
(2)	The interest payments in this table reflect our existing debt obligations as of December 31, 2023. The calculation of interest is based on outstanding debt balances as of December 31, 2023 amortized by the contractual fixed amortization payments. The interest payments on debt obligations in this table are based on an assumed average SOFR rate of 4.67% in the year ending December 31, 2024, up to 3.61% in the twenty-four months ending December 31, 2026 and up to a maximum of 3.63% thereafter. The actual amortization we pay may differ from management’s estimates, potentially materially, which would result in different interest payment obligations. These interest payment obligations are gross of amounts, which will be capitalized to the cost of the vessels under construction under (4) below.
(3)	The commitment fees represent maximum fee payable on our reducing $382.5 mil. Revolving Credit Facility with Citibank calculated at 0.8% rate on the undrawn amount over the five year term of this facility.

(4)	Under our amended and restated on November 10, 2023 management agreement with Danaos Shipping a fee of $475 per vessel per day for vessels on bareboat charter and $950 per vessel per day for vessels on time charter and voyage charter. As of December 31, 2023, we had a fleet of 68 containerships held for use, out of which 66 were on time charter and 2 on bareboat charter. Additionally, we had 7 Capesize bulk carriers in our fleet as of December 31, 2023. In addition, we also will pay our Manager a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, 1.0% of the contract price of any vessels bought or sold on our behalf, $850 thousand per newbuilding vessel for the supervision of any newbuilding contracts, an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock. We will be obligated to make the payments set forth in the above table under our management agreement, based on our contracted revenue as of December 31, 2023 for periods subsequent thereto, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues” with respect to the fee of 1.25%, and assuming no change to the number of vessels in our fleet with respect to the per vessel per day fees described above other than the planned deliveries of the newbuilding vessels in 2024 through 2026. In addition to the amounts set forth in the table, we will be obligated to pay the 1.25% fee on revenue generated by our vessels with uncontracted days during these periods under contracts that have not yet been arranged.
(5)	Payments to shipyards for newbuilding vessels relate to remaining contracted payments for 10 of our vessels under construction, which are expected to be delivered to us in 2024 through 2026. Excludes agreements entered into in February 2024 (1) for the construction of two 8,258 TEU container vessels for an aggregate purchase price of $188.4 million and (2) to acquire three Capesize drybulk vessels for an aggregate purchase price of $79.9 million.

Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

Trend Information

Containerships

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand and respective charter-party details. The demand for containerships is determined by the underlying demand for goods which are transported in containerships.

After a sharp decrease in charter rates for containerships in the middle of 2015, in many cases to a level below operating costs, charter rates for containerships have generally improved to new all times high levels. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 before significantly improving since that time through first half of 2022, but have since declined to pre COVID-19 levels and may further decline, particularly if consumer preferences change. Containerized trade was estimated to have increased by 1.6% in 2023, after decreasing by 5.3% in 2022, compared to an estimated increase in global gross domestic product (“GDP”) of 3.0% in 2023. In general, container trade is correlated with global GDP, with container trade usually growing somewhat faster than global GDP over the past decade and accordingly a decline in global GDP, would be likely to cause container trade, and in turn charter rates and vessel values, to again decline. Currently, container trade is expected to increase by approximately 5% in 2024.

Overall, available tonnage in the containership sector remains tight with very few ships available to fix at the end of 2023. The average idle capacity stood at approximately 3.7% of global fleet capacity at the end of 2023. The average idle capacity recorded in full year 2019 came to 6%.

Earnings with the guideline rate for a 4,400 TEU Panamax stood at $17,100 per day at the end of 2023 compared to $24,300 per day at the end of 2022, $100,000 per day at the end of 2021 and $24,600 at the end of 2020, respectively. New containership deliveries totaled 2.2 million TEU in 2023 compared to 1.0 million TEU in 2022, representing a significant increase compared to that seen in prior years. This trend is expected to continue with approximately 2.7 million TEU to be delivered from the shipyards in 2024 and approximately 2.0 million TEU in 2025. The size of the order book compared to global fleet capacity increased to 24.7% at the end of December 2023 compared to 9.9% at the end of 2020. The orderbook, both in absolute terms and as a percentage of the existing fleet, is highest in the segment for vessels over 12,000 TEU. The “slow - steaming” of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. While generally reporting strong profitability in the second half of 2020 and 2021, a number of liner companies, including some of our customers, reported substantial losses in recent years, with Hanjin Shipping filing for bankruptcy in 2016, as well as having entered into consolidating mergers or formed cooperative alliances as part of efforts to reduce the size of their fleets to better align fleet capacity with the demand for marine transportation of containerized cargo, all of which may decrease the demand for chartered - in containership tonnage.

Capesize drybulk vessels

Capesize drybulk vessels are primarily involved in the shipments of iron ore (approximately 75% of all cargoes carried) and coal (approximately 20% of all cargoes carried), with bauxite, grains and minor bulks combined making up the residual share.

China dominates global iron ore markets, producing over half of the world’s steel and importing over 70% of seaborne iron ore trade. Exports are dominated by Australia and Brazil, which make up just under 80% of global exports combined. Iron ore is mostly shipped in Capesize vessels. Capesize drybulk carriers are also typically deployed on longer-haul coal trades. Over the past decade, coal trade has been dominated by growth in imports by China and India, and more recently by nations in Southeast Asia such as Vietnam. Growth in China’s iron ore and coal imports has shaped the drybulk market this millennium, accounting for more than half of incremental trade since 2000. However, import growth has slowed since 2015.

Earnings in the drybulk sector have been very volatile over the past 20 years, partly due to: (1) strong demand growth from China combined with an acute shortage of tonnage before the 2008 global financial crisis, and a dramatic rebalancing since then; and (2) the development of charter markets in sectors of shipping formerly dominated by “captive” fleets dedicated to particular operators/trades. Fleet inefficiencies, largely associated with the COVID-19 pandemic, during 2021 and 2022 pushed Capesize rates to high levels not witnessed for more than a decade. These specific inefficiencies largely unwound through 2023, however, route deviations associated with canal disruptions are once more helping push up both tonne-miles and aggregate drybulk shipping demand in early 2024.

Iron ore seaborne trade was estimated to have increased by 2.4% year-over-year in 2023, whereas 2022 witnessed a drop of 2.8% year-over-year, largely due to changes in Chinese Government policies. Seaborne coal trade was estimated to have increased by just 0.1% year-over-year in 2022, with 2023 posting 7.5% year-over-year growth, driven primarily by China, which imported 168 million tonnes more coal in 2023 than in 2022.

Iron ore and coal seaborne cargoes are expected to continue to grow in 2024, both at an estimated 2.6% year-over-year increase. In the medium term, a slowing down in growth of Chinese urbanization and a move towards cleaner energy production suggest that seaborne iron ore and coal volumes should first peak and then slowly decline later in the decade. Capesize (over 120,000 DWT) deliveries totalled 10.5 million DWT in 2023, which was at a similar level to 2022 at 10.2 million DWT. However, the orderbook at the end of 2023 was equivalent to just 5.5% of the fleet, which is the lowest it has been since the 1980s. Capesize deliveries in 2024 are scheduled to be just 7.7 million DWT, based on orderbook data. Capesize newbuilding orders are currently lacklustre, and new deliveries from shipyards will remain low in both 2025 and 2026.

The one-year time charter rate for a benchmark 180,000 DWT Capesize in December 2023 stood at $21,400 per day, compared to $16,400 per day a year earlier; this compares with an average over the 2010s of $15,500 per day. Lengthening tonne-mile distances and a fleet that remains relatively static in 2024 is expected to result in a tightening of the market, though it must be noted that the drybulk sector is very well correlated between sizes, so the Capesize sector should not be viewed in isolation with heightened charter rate volatility also likely to remain, especially in the spot market.

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

As of December 31, 2023 and December 31, 2022, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our container vessels, for which an impairment indicator existed as of December 31, 2023, by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi - year, fixed rate period charters that have initial terms ranging from less than one to 18 years for our container vessels, providing us with contracted stable cash flows. The factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off - hire revenues, dry docking costs, operating expenses and management fees estimates.

As of December 31, 2023 and December 31, 2022, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contracts i.e. non-contracted revenue days. The estimated daily time charter equivalent rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond our control we believe that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market.

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

As of December 31, 2023 and December 31, 2022, our assessment concluded that step two of the impairment analysis was not required for any vessel in our fleet held and used, as their undiscounted projected net operating cash flows exceed their carrying value.

Impairment Sensitivity Analysis

As of December 31, 2023, an internal analysis, which is based on our vessel’s market valuation as described in our credit facilities and accepted by our lenders as of December 31, 2023, suggests that 33 of our container vessels may have current market values below their carrying values. We believe that each of the 33 container vessels identified as having estimated market values less than their carrying values, all of which are currently under long-term charters expiring from March 2024 to June 2028, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

			Net Book Value	Net Book Value
			December 31, 2023	December 31, 2022
	Capacity in	Year	(In thousands	(In thousands
Vessel	TEU/DWT	Built	of Dollars)	of Dollars)
Hyundai Honour (2)(3)	13,100	2012	$118,267	$124,032
Hyundai Respect (2)(3)	13,100	2012	118,389	124,142
Hyundai Smart (2)(3)	13,100	2012	119,754	125,531
Hyundai Speed (2)(3)	13,100	2012	120,316	126,069
Hyundai Ambition (2)(3)	13,100	2012	120,851	126,629
Express Berlin (2)(3)	10,100	2011	94,516	99,325
Express Rome (2)(3)	10,100	2011	94,959	99,788
Express Athens (2)(3)	10,100	2011	95,108	99,923
Le Havre (2)	9,580	2006	45,759	48,468
Pusan C (2)	9,580	2006	44,990	47,661
Bremen	9,012	2009	27,898	28,990
C Hamburg	9,012	2009	27,917	29,000
Niledutch Lion	8,626	2008	24,786	25,768
Kota Manzanillo	8,533	2005	21,084	21,973
Belita (2)(3)	8,533	2006	49,590	52,792
CMA CGM Melisande (2)(3)	8,530	2012	80,185	83,923
CMA CGM Attila (2)(3)	8,530	2011	75,811	79,453
CMA CGM Tancredi (2)(3)	8,530	2011	77,509	81,230
CMA CGM Bianca (2)(3)	8,530	2011	78,027	81,745
CMA CGM Samson (2)(3)	8,530	2011	78,202	81,878
America (2)	8,468	2004	36,091	38,478
Europe (2)	8,468	2004	35,238	37,576
Kota Santos	8,463	2005	23,030	24,085
CMA CGM Moliere (2)(3)	6,500	2009	56,499	58,942
CMA CGM Musset (2)(3)	6,500	2010	57,424	59,957
CMA CGM Nerval (2)(3)	6,500	2010	57,886	60,475
CMA CGM Rabelais (2)(3)	6,500	2010	58,591	61,154
Racine (ex CMA CGM Racine) (2)(3)	6,500	2010	58,215	61,198
YM Mandate (2)(3)	6,500	2010	60,170	63,391
YM Maturity (2)(3)	6,500	2010	61,109	64,341
ZIM Savannah	6,402	2002	8,780	8,816
Dimitra C	6,402	2002	8,896	8,959
Suez Canal (2)(3)	5,610	2002	33,557	36,619
Kota Lima (2)(3)	5,544	2002	33,936	36,950
Wide Alpha (2)	5,466	2014	50,337	52,439
Stephanie C (2)(3)	5,466	2014	50,374	52,511
Maersk Euphrates (2)	5,466	2014	51,408	52,311
Wide Hotel (2)	5,466	2015	53,100	54,091
Wide India (2)(3)	5,466	2015	53,060	54,000
Wide Juliet (2)	5,466	2015	51,921	54,013
Seattle C	4,253	2007	9,842	10,135
Vancouver	4,253	2007	9,941	10,228
Rio Grande	4,253	2008	11,211	11,422
Merve A (ex ZIM Sao Paolo)	4,253	2008	11,677	11,874
Kingston (ex ZIM Kingston)	4,253	2008	12,016	12,157
ZIM Monaco	4,253	2009	12,176	12,465
Dalian	4,253	2009	12,678	13,011
ZIM Luanda	4,253	2009	13,170	13,391
Derby D	4,253	2004	5,401	5,375
Tongala	4,253	2004	5,314	5,286
Dimitris C	3,430	2001	4,991	4,982
Express Brazil	3,400	2010	6,551	6,694
Express France	3,400	2010	6,546	6,688
Express Spain	3,400	2011	6,794	6,950
Express Argentina	3,400	2010	6,518	6,632
Express Black Sea	3,400	2011	6,826	6,975
Colombo	3,314	2004	8,331	8,648
Singapore	3,314	2004	8,440	8,702
Zebra	2,602	2001	3,996	4,050
Artotina	2,524	2001	3,936	4,019
Advance	2,200	1997	2,863	2,898
Future	2,200	1997	2,833	2,860
Sprinter	2,200	1997	2,843	2,865
Stride	2,200	1997	2,898	2,920
Progress C	2,200	1998	2,881	2,896
Bridge	2,200	1998	2,873	2,890
Highway	2,200	1998	2,865	2,877
Phoenix D	2,200	1997	2,931	2,978
Integrity (1)	175,966	2010	20,611	—
Achievement (1)	175,966	2011	20,576	—
Ingenuity (1)	176,022	2011	22,174	—
Genius (1)	175,580	2012	22,874	—
Peace (1)	175,858	2010	19,738	—
W Trader (1)	175,879	2009	19,109	—
E Trader (1)	175,886	2009	18,578	—
Total			$2,746,541	$2,721,494
(1)	Capesize bulk carriers’ capacity is expressed in dead weight tons (DWT).
(2)	Indicates 33 container vessels, for which the aggregate carrying values exceeded their aggregate estimated market value by approximately $837.4 million as of December 31, 2023.

(3)	Indicates 25 container vessels, for which the aggregate carrying values exceeded their aggregate estimated market value by approximately $510.9 million as of December 31, 2022.

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

In connection with the impairment testing of our vessels as of December 31, 2023, our internal analysis suggests that 33 of our container vessels may have current market values below their carrying values. For 4 of these container vessels, their contracted revenue alone, which extends to January 2028 through June 2028, recovers their carrying values as of December 31, 2023. For the remaining 29 container vessels, we performed a sensitivity analysis on the most sensitive and/or subjective assumption – the estimated daily time charter equivalent rates used for non-contracted revenue days that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non - contracted days. The following table summarizes information about these 29 container vessels, including the breakeven charter rates and the one - year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

		Assumed
		Rechartering
		Rate(9)/Percentage
		difference
		between break	1 year	1 year	1 year	1 year	1 year
		even and	charter rate	charter rate	charter rate	charter rate	charter rate
	Break Even	assumed	historical	historical	historical	historical	historical
	re‑chartering	re‑chartering	average of	average of	average of	average of	average of
	rates(8)	rates(10)	last 1 year	last 3 years	last 5 years	last 10 years	last 15 years
Vessel/Year Built	($ per day)	($ per day)/(%)	($ per day)	($ per day)	($ per day)	($ per day)	($ per day)
5 × 13,100 TEU vessels (2012)(1)	$22,922	$60,400 / 62.0%	$63,600	$127,833	$92,685	$60,458	$55,353
3 × 10,100 TEU vessels (2011)(2)	$23,147	$47,000 / 50.8%	$49,575	$99,658	$72,255	$47,023	$43,080
5 × 8,530 TEU vessels (2011-2012)(3)	$17,738	$39,900 / 55.5%	$42,225	$84,900	$61,555	$39,995	$36,660
1 × 8,530 TEU vessels (2006)(4)	$12,100	$50,700 / 76.1%	$42,225	$84,900	$61,555	$39,995	$36,660
7 × 6,500 TEU vessels (2009-2010)(5)	$13,066	$31,600 / 58.7%	$32,200	$70,408	$50,410	$31,650	$28,103
2 × 5,500 TEU vessels (2002)(6)	$15,829	$35,500 / 55.4%	$25,050	$62,658	$43,820	$27,190	$23,512
6 × 5,500 TEU wide beam vessels (2014-2015)(7)	$13,937	$32,800 / 57.5%	$28,000	$65,717	$47,170	$30,340	$26,218
(1)

Our five 13,100 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the Hyundai Honour in March 2027, the Hyundai Respect in April 2027, the Hyundai Smart in June 2027, the Hyundai Speed in April 2027 and the Hyundai Ambition in April 2027.

(2)

Our three 10,100 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the Express Rome in April 2027, the Express Athens in April 2027 and the Express Berlin in August 2026.

(3)

Our five 8,530 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the CMA CGM Attila in May 2027, the CMA CGM Tancredi in July 2027, the CMA CGM Bianca in September 2027, the CMA CGM Samson in November 2027 and the CMA CGM Melisande in January 2028.

(4)	Our 8,530 TEU vessel Belita is under long-term time charter contract with the earliest expiration date in July 2026.

(5)

Our five 6,500 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere in March 2027, the CMA CGM Musset in September 2025, the CMA CGM Nerval in November 2025, the CMA CGM Rabelais in January 2026 and the Racine (ex CMA CGM Racine) in April 2026. Additionally, two 6,500 TEU vessels are under long-term bareboat charter contracts with Yang Ming with earliest expiration dates of the charters being as follows: the YM Mandate in January 2028 and the YM Maturity in April 2028.

(6)

Our two 5,500 TEU vessels are under long-term time charter contracts with the earliest expiration dates of the charters being as follows: the Suez Canal in April 2026 and the Kota Lima in November 2024.

(7)

Our six 5,500 TEU wide beam vessels are under long-term time charter contracts with the earliest expiration dates of the charters being as follows: the Stephanie C in June 2025, the Wide India in November 2025, the Maersk Euphrates in July 2025, the Wide Hotel in July 2025, the Wide Juliet in September 2025 and the Wide Alpha in May 2025.

(8)

The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel.

(9)

Re-chartering rate used in our impairment testing as of December 31, 2023, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(10)	The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in our impairment testing analysis as of December 31, 2023.

Furthermore, as discussed above, the Company’s internal analysis suggested that another 42 vessels had a market value in excess of its carrying value as of December 31, 2023.

Newly Implemented Accounting Principles:

None.

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of February 28, 2024, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	67	President, Chief Executive Officer and Class I Director
Iraklis Prokopakis	73	Vice Chairman and Class II Director
Evangelos Chatzis	50	Vice President, Chief Financial Officer, Treasurer and Secretary
Dimitris Vastarouchas	56	Vice President and Chief Operating Officer
Filippos Prokopakis	41	Chief Commercial Officer
Petros Christodoulou	63	Class I Director
Myles R. Itkin	76	Class I Director
William Repko	74	Class III Director
Richard Sadler	62	Class III Director

The term of our Class I directors expires in 2024, the term of our Class III directors expires in 2025 and the term of our Class II director expires in 2026. Certain biographical information about each of these individuals is set forth below.

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

Iraklis Prokopakis is Vice Chairman of our board of directors. On November 10, 2023, Iraklis Prokopakis’s previously announced retirement from his executive role as Senior Vice President and Chief Operating Officer of the Company became effective. Mr. Iraklis Prokopakis joined us in 1998 and has over 40 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Iraklis Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master’s degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Iraklis Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from DNV. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners’ Committee of the Korean Register of Shipping. He is the uncle of Filippos Prokopakis.

Evangelos Chatzis is our Chief Financial Officer, Treasurer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 25 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company’s initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including drybulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master’s of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

Dimitris Vastarouchas is our Chief Operating Officer. On November 10, 2023, Dimitris Vastarouchas, who had been serving as the Company’s Deputy Chief Operating Officer, was appointed the Company’s Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 27 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

Filippos Prokopakis is our Chief Commercial Officer. On November 10, 2023, Filippos Prokopakis, who had been serving as Commercial Director of our Manager, was appointed Chief Commercial Officer of the Company. Mr. Filippos Prokopakis has been with our Manager since 2012 and has over 13 years of experience in the shipping and logistics industry. During his tenure with our Manager, he has been in charge of chartering and sale and purchase activities and has developed considerable experience across all commercial operations. Prior to joining our Manager, Filippos was a Project Manager at Mamidoil — Jetoil S.A., responsible for commercial operations concerning aviation fuel, contract negotiations, market analysis and forecasting. He holds a bachelor’s degree in business administration from Hofstra University, New York, a Master of Science degree in International Marketing from London South Bank University and Certificates in the fields of Shipping, Negotiations and Decision Making. He is the nephew of Iraklis Prokopakis.

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

Compensation of Directors and Senior Management

Non-executive directors received annual fees of $70,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under “—Equity Compensation Plan.” From January 1, 2021, the audit committee chairman receives an additional annual fee of $15,000. For the years ended December 31, 2023 and December 31, 2022, non-executive directors received an additional bonus reward of $147,500 in the aggregate. We do not have service contracts with any of our non-employee directors. We have employment agreements with one director who is also an executive officer of our company, as well as with our other three executive officers.

Since May 1, 2015, we have directly employed our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, who received aggregate cash compensation of $2.2 million (€2.0 million), $2.1 million (€2.0 million) and $2.1 million (€1.8 million) for the years ended December 31, 2023, 2022 and 2021, respectively. As of January 1, 2024, the annual base compensation of our executive officers is at €2.3 million in the aggregate. Our executive officers are also eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “—Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $6.3 million, $5.4 million and $11.8 million in the years ended December 31, 2023, 2022, and 2021, respectively.

In addition, effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the “Other Comprehensive Income” in 2022, out of which advances amounting to $7.8 million were exercised and recognized under “Other income/(expense), net” in the Consolidated Statement of Income in the period ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another one was appointed to a new position. Prior service cost arising from the retrospective recognition of past service and due to experience amounting to $5.2 million and losses due to assumptions change amounting to $1.1 million were recognized in “Other Comprehensive Income” in 2023. Defined benefit obligation of $13.3 million and $6.4 million is presented under “Other long-term liabilities” as of December 31, 2023 and December 31, 2022, respectively. See “Note 19, Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

Our executive officers are entitled to severance payments for termination without “cause” or for “good reason” generally equal to (i) (x) the greater of (A) the amount of base salary that would have been payable during the remaining term of the agreements, which expire in December 2027, and (B) three times the executive officer’s annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), as well as (y) a pro-rata bonus for the year in which termination occurs and continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a “change of control” of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €6.8 million in the aggregate for all executive officers, excluding amounts payable under the defined benefit retirement plan), as well as continued benefits, if any, for 36 months.

Employees

We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, which are the only employees of Danaos Corporation or its subsidiaries. As of December 31, 2023, 1,718 people served on board the vessels in our fleet and 185 people who provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. Crew wages and other related expenses are paid by our Manager and our Manager is reimbursed by us. We are not responsible for the compensation of our Manager’s shore-based employees.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Board of Directors

On February 28, 2024, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Repko and Sadler is independent within the requirements of the New York Stock Exchange.

To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2024. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

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

Audit Committee

Our audit committee consists of Myles R. Itkin (chairman), William Repko and Petros Christodoulou each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2023, there were five meetings of the audit committee.

Compensation Committee

Our compensation committee consists of Petros Christodoulou (chairman), William Repko and Richard Sadler. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2023, there were four meetings of the compensation committee.

Environmental, Social and Governance (ESG) Committee

Our environmental, social and governance committee consists of Iraklis Prokopakis (chairman), Richard Sadler and Petros Christodoulou. The Board has established the ESG Committee to assist, advise and act on behalf of the board in: (1) providing oversight and guidance with respect to the Company’s environmental (including with respect to climate change), social (including with respect to social and political trends), and corporate responsibility matters (“ESG Matters”); (2) evaluating and recommending initiatives for ESG Matters for adoption by the Company; (3) assessing risks and opportunities regarding ESG Matters; (4) promoting practices for ESG Matters within the Company’s business culture and processes. During 2023, there were four meetings of the ESG Committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2023, there were five meetings of the nominating and corporate governance committee.

Equity Compensation Plan

We have adopted an equity compensation plan, which we refer to as the Plan. The Plan is generally administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or to any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, including employees of our Manager. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, will be determined by the plan administrator and set forth in a written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with accounting guidance for share - based compensation.

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

On December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. On November 10, 2023, the Company granted 100,000 fully vested shares to executive officers and 100,000 fully vested shares to the Manager. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of $12.7 million, $6.0 million and $15.3 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2023, 2022 and 2021, respectively. The average price of issued shares was $63.40, $54.40 per share and $66.00 per share in the years ended December 31, 2023, 2022 and 2021, respectively. No restricted shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2023, 2022 and 2021, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 47.3% of our outstanding common stock as of February 28, 2024. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement.

In connection with the 2021 Debt Refinancing, on April 1, 2021, our management agreement with the Manager was amended and restated to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. On November 10, 2023, we entered into an amended and restated management agreement with the Manager, extending the term from December 31, 2024 to December 31, 2025 and modifying the fees payable thereunder as described below under “—Compensation of Our Manager”.

Management fees in respect of continuing operations under our management agreement amounted to approximately $21.5 million in 2023, $21.9 million in 2022 and $19.9 million in 2021. The related expenses are presented under “General and administrative expenses” on the Consolidated Statement of Income. We recognized non-cash share-based expense of $6.3 million in respect of 100,000 shares of common stock issued to the Manager in the year ended December 31, 2023, which is presented under “General and administrative expenses” in the Consolidated Statements of Income. We pay monthly advances in regard to the next month’s vessels’ operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under “Due from related parties” and totaled $51.4 million and $34.0 million as of December 31, 2023 and 2022, respectively.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

●	technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and war risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;
●	administrative services, which include, in each direction of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and
●	commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time.

Reporting Structure

Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, each of which is appointed by our board of directors. Under our management agreement, our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer.

Compensation of Our Manager

Under the amended and restated management agreement on November 10, 2023, we will pay to the Manager the following fees in 2024: (i) an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually commencing in the fourth quarter of 2023, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, pro-rated for the number of calendar days the Company owns each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro-rated for the number of calendar days the Company owns each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts, and (vi) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. We believe these fees are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

The management agreement is for a term expiring on December 31, 2025.

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

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2023, 2022 and 2021, we paid premiums of $8.7 million, $6.6 million and $5.2 million, respectively, to The Swedish Club under these insurance policies.

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

Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2024 held by:

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

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2024 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 19,418,696 shares of common stock outstanding as of February 28, 2024. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of
	Shares of	Percentage
	Common	of
	Stock	Common
	Owned	Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	9,188,502	47.3%
Iraklis Prokopakis Vice Chairman of the Board of Directors	200,000	*
Evangelos Chatzis Chief Financial Officer, Treasurer and Secretary	65,000	*
Dimitris Vastarouchas Chief Operating Officer	—	*
Filippos Prokopakis Chief Commercial Officer	—	*
Myles R. Itkin Director	4,000	*
William Repko Director	3,000	*
Petros Christodoulou Director	—	—
Richard Sadler Director	—	—
All executive officers and directors as a group (9 persons)	9,460,502	48.7%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	9,188,502	47.3%
*	Less than 1%.
(1)	By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.
(2)	According to a Schedule 13D/A jointly filed with the SEC on November 15, 2023 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

As of February 28, 2024, we had approximately 35 stockholders of record, one of which was located in the United States and held an aggregate of 19,297,359 shares of common stock. The United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

DIL owns approximately 47.3% of our outstanding common stock. This stockholder is able to exert significant influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions.

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

The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards and recognized a bad debt expense amounting to $15.8 million in its Consolidated Statements of Operations for the year ended December 31, 2016. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2023 and 2022.

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

Dividend Policy. We reinstated quarterly cash dividend payments in 2021. We declared and paid dividends of $30.9 million to our stockholders from our retained earnings in 2021, paying a dividend of $0.50 per share of common stock in June, August and December. We declared and paid dividends of $61.5 million to our stockholders from our retained earnings in 2022, paying a dividend of $0.75 per share of common stock in February, June, August and November. We declared and paid dividends of $60.7 million to our stockholders from our retained earnings in 2023, paying a dividend of $0.75 per share of common stock in February, May and August and $0.80 per share of common stock in November. On February 13, 2024, we declared a dividend of $0.80 per share of common stock, which is payable on March 14, 2024 to shareholders of record as of February 28, 2024.

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

Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share. In June 2022, we announced a share repurchase program of up to $100 million of our common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our board of directors on November 10, 2023. We repurchased 1,131,040 and 466,955 shares of our common stock in the open market for $70.6 million and $28.6 million in the year ended December 31, 2023 and the period ended December 31, 2022, respectively. In October 2020, we repurchased 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions. As of December 31, 2023, 25,355,962 shares of common stock were issued and 19,418,696 shares of common stock were outstanding, and as of February 28, 2024, 25,355,962 shares of common stock were issued and 19,418,696 shares of common stock were outstanding. No shares of preferred stock were issued or outstanding as of December 31, 2023 and February 28, 2024. All of our shares of stock are in registered form.

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

Amended and Restated Management Agreement. For a description of the Amended and Restated Management Agreement, dated November 10, 2023, between Danaos Shipping Company Limited and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreement.”

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

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2023, our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the “listing threshold”. Since our common stock is our sole class of stock we satisfied the listing threshold for 2023 and expect to continue to do so for subsequent taxable years.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2023. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2023 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

Approximately 47.3% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

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

While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2023. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, including if we increase our cash on hand or our investment in ZIM increases in value, or that we can avoid being treated as a PFIC for any taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We currently have no outstanding interest rate swaps agreements. However, in the past years, we entered into interest rate swap agreements designed to pro-actively and efficiently manage our floating rate exposure on our credit facilities. We have recognized these derivative instruments on the consolidated balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by the accounting guidance for derivatives and hedging in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis until June 30, 2012. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. On July 1, 2012, we elected to prospectively de-designate cash flow interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We have not held or issued derivative financial instruments for trading or other speculative purposes.

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

The variable-rate interest on specific borrowings that was associated with vessels under construction was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, are classified under other comprehensive income and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2023, 2022 and 2021, respectively, representing amortization over the depreciable life of the vessels.

Assuming no changes to our borrowings or hedging instruments after December 31, 2023, a 10 basis points increase in interest rates on our floating rate debt outstanding on December 31, 2023 would result in a $263 thousand increase in interest expense in 2024. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2023 we incurred approximately 25.6% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). As of December 31, 2023, approximately 29.7% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

15A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2023. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

In making its assessment of our internal control over financial reporting as of December 31, 2023, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

15C. Attestation Report of the Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the independent registered public accounting firm that audited the consolidated financial statements Deloitte Certified Public Accountants S.A., appears under “Item 18. Financial Statements” of this annual report from page F-4 hereof and is incorporated herein by reference.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2023.

Item 16C. Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (PCAOB ID 1163) (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2022.

The chart below sets forth the total amount billed and accrued for Deloitte’s services performed from May 17, 2022, the date of the Deloitte’s appointment, and onwards for 2022 and for 2023 and breaks down these amounts by the category of service.

	2023	2022

	(in thousands of dollars)
Audit fees	$412.0	$332.5
Audit-related fees	—	—
Total fees	$412.0	$332.5

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

Audit-related Fees; Tax Fees; All Other Fees

No audit-related, tax or other services were provided for the years ended December 31, 2023 and 2022.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 14, 2022, we publicly announced that our Board of Directors had authorized the repurchase of up to $100,000,000 of shares of our common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our Board of Directors on November 10, 2023. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

We have repurchased 1,131,040 and 466,955 shares of our common stock in the open market for $70.6 million and $28.6 million in the year ended December 31, 2023 and the period ended December 31, 2022, respectively, in accordance with our share repurchase program. The below table presents information about our stock repurchases in 2022 and 2023. We have not repurchased any of our equity securities in January or February 2024. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

				Maximum
				approximate Dollar
			Total number of	value of shares that
			shares purchased	may yet be
			as part of publicly	purchased under the
	Total number of	Average price paid	announced	program
Period	shares purchased	per share (in US$)	program	(in US$ million)
June 23 to June 30, 2022	177,900	$63.00	177,900	$88.8
July 1 to July 18, 2022	231,300	$60.21	409,200	$74.9
September 21 to September 22, 2022	57,755	$59.18	466,955	$71.4
Total	466,955	$61.15	466,955	$71.4
Period
March 29 to March 31, 2023	40,500	$54.23	507,455	$69.3
April 3 to April 6, 2023	58,059	$54.51	565,514	$66.1
May 2 to May 31, 2023	207,145	$57.58	772,659	$54.2
June 1 to June 29, 2023	291,993	$63.96	1,064,652	$35.5
July 17 to July 24, 2023	15,895	$65.62	1,080,547	$34.4
August 24 to August 28, 2023	9,528	$65.86	1,090,075	$33.8
September 5 to September 29, 2023	229,601	$64.86	1,319,676	$18.9
October 2 to October 30, 2023	152,725	$65.56	1,472,401	$8.9
November 1 to November 14, 2023	125,594	$64,27	1,597,995	$100.8
Total	1,131,040	$62.43	1,597,995	$100.8

Item 16F. Change in Registrant’s Certifying Accountant

None.

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

The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, a non-independent director, who was a member of our management until November 2023 and who also serves on our board of directors, serves on the nominating and corporate governance committee of our board of directors and until September 2018 served on the compensation committee of our board of directors.

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

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J. Insider Trading Policies.

Not Applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented processes for identifying, assessing, and mitigating cybersecurity risks and, as part of our Enterprise Risk Management, or ERM process, we have implemented a comprehensive cybersecurity risk management program. This program is guided by and integrates recognized industry standards and frameworks, including, but not limited to, the National Institute of Standards and Technology (NIST) Cybersecurity Framework. In compliance with international, and industry-specific cybersecurity regulations, including the International Maritime Organization’s (IMO) guidelines, our program ensures adherence to a comprehensive set of cybersecurity standards.

Our cybersecurity risk management program incorporates a number of components, including, but not limited to, information security policies and operating procedures, periodic information security risk assessments and other vulnerability analyses, and ongoing monitoring of critical risks from cybersecurity threats using automated tools. Additionally, we have implemented a process to conduct cybersecurity awareness training for employees during onboarding and, thereafter, throughout the year, and we conduct regular phishing simulations in an effort to raise awareness of spoofed or manipulated electronic communications and other cybersecurity threats.

We maintain a Cybersecurity Incident Response Plan, or CIRP, which is designed to guide our response to cyber incidents, including to mitigate and contain any potential cybersecurity incidents that could affect our systems, network, or data. The CIRP identifies the individuals responsible for developing, maintaining, and following procedures related to cybersecurity incident response, including escalation protocols. We also engage external third-party consultants to provide services, such as penetration testing, which is conducted on an annual basis, and periodic vulnerability assessments. These consultants also perform annual assessments of our cybersecurity program, which involve, among other things, review of our IT security measures and processes for alignment with the NIST Cybersecurity Framework and provision of threat intelligence regarding emerging risks to our information systems.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. For more information, please see the risk factors entitled “We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.” in “Item 3—Key Information—Risk Factors” in this Annual Report.

Governance

Under the ultimate direction of our Chief Financial Officer, our Head of IT, has primary responsibility for day-to-day management of our cybersecurity risk management program, including leading a dedicated team of technology professionals to monitor cybersecurity risks on behalf of our Company (Security Operations Center). The IT Department, led by the Head of IT, is responsible for assessing potential vulnerabilities and exposures to cybersecurity threats, implementing controls and measures designed to mitigate these risks, and regularly monitoring and updating these measures as appropriate to adapt to evolving cybersecurity threats. Our current Head of IT possesses approximately 30 years of experience with information technology, and cybersecurity risk management programs in the Shipping Industry.

As part of our board of directors ERM process, our board of directors has responsibility for oversight of cybersecurity risk management. Our board of directors has delegated to the audit committee of our board of directors oversight of our cybersecurity risk management program, which, pursuant to the audit committee charter, includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. The Compliance Officer, alongside the Chief Financial Officer, provides periodic reports to the audit committee covering cybersecurity and other information technology risks affecting us. In the event of a cybersecurity incident, we have implemented a process in which the Chief Financial Officer, and/or the Compliance Officer would report such incident to our board of directors if the incident is determined to present critical risk to us.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-41 included herein by reference.

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

2.2

Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, including form of Danaos Corporation 8.500% Senior Notes due 2028 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on February 17, 2021)

4.1

Amended and Restated Management Agreement with Danaos Shipping Co. Ltd., dated November 10, 2023, between Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on November 14, 2023)

4.2

Amended and Restated Restrictive Covenant Agreement, dated April 1, 2021, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on April 13, 2021)

4.3	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 6, 2019).

4.4	Directors’ Share Payment Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)

4.5

2006 Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)

4.6

Facility Agreement for $382.5 million Senior Secured Revolving Credit Facility, dated December 1, 2022, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. as lender (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20 - F for the year ended December 31, 2022 filed with the SEC on March 9, 2023)

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

15.1	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm

15.2	Consent of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm

97	Compensation Recovery Policy

101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION

/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: February 29, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm: Deloitte Certified Public Accountants S.A. (PCAOB ID 1163)	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting: Deloitte Certified Public Accountants S.A. (PCAOB ID 1163)	F-4
Report of Independent Registered Public Accounting Firm: PricewaterhouseCoopers S.A. (PCAOB ID 1387)	F-5
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-6
Consolidated Statements of Income for the Years Ended December 31, 2023, 2022 and 2021	F-7
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021	F-8
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2023, 2022 and 2021	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-10
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of long-lived assets – Future Charter Rates for certain container vessels with impairment indicators– Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. As of December 31, 2023, 33 out of 68 container vessels had impairment indicators.

When the initial assessment suggests impairment indicators, the Company compares undiscounted projected net operating cash flows to the carrying value of the respective container vessel with impairment indicators to determine if the vessel is required to be impaired. When the Company’s estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss equal to the difference between the vessel’s carrying value and fair market value.

The Company makes significant assumptions and judgments to determine the undiscounted projected net operating cash flows expected to be generated over the remaining useful life of the container vessel asset, including estimates and assumptions related to the future charter rates. Future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. For periods of time where the container vessels are not fixed under time charter contracts, the Company estimates the future daily time charter equivalent rate (the “future charter rate”) for the vessels’ unfixed days based on the most recent 5 to 15 years historical average time charter rates of similar size container vessels, as such averages take into account the volatility and cyclicality of the market.

We identified future charter rates used in the undiscounted projected net operating cash flows for certain container vessels with impairment indicators as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted projected net operating cash flows included the following, among others:

●	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted projected net operating cash flows.
●	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
1.	Evaluating the Company’s methodology for estimating the future charter rates of container vessels by using our industry experience.
2.	Comparing the future charter rates utilized in the undiscounted projected net operating cash flows to 1) the Company’s historical rates 2) historical rate information of similar size container vessels published by third party broker and 3) other external market sources, including reports on prospective market outlook.
3.	Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.
4.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

February 29, 2024

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those financial statements.

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

February 29, 2024

Report of Independent Registered Public Accounting Firm

To the board of directors and the stockholders of Danaos Corporation

Opinion on the Financial Statements

We have audited the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows of Danaos Corporation and its subsidiaries (the “Company”) for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 3, 2022

We served as the Company's auditor from 2000 to 2022.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
		December 31,	December 31,
	Notes	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$271,809	$267,668
Accounts receivable, net		9,931	5,635
Inventories		24,511	16,099
Prepaid expenses		1,915	1,312
Due from related parties	11	51,431	34,002
Other current assets	7	142,173	47,805
Total current assets		501,770	372,521
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $ 1,311,689 (2022: $1,182,402)	5	2,746,541	2,721,494
Advances for vessels under construction	5	301,916	190,736
Deferred charges, net	6	38,012	25,554
Investments in affiliates	3	270	—
Other non-current assets	7	72,627	89,923
Total non-current assets		3,159,366	3,027,707
Total assets		$3,661,136	$3,400,228
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$22,820	$24,505
Accrued liabilities	8	20,458	21,362
Current portion of long-term debt, net	10	21,300	27,500
Current portion of long-term leaseback obligation, net	5	—	27,469
Unearned revenue	3,5,7,9	63,823	111,149
Other current liabilities		39,759	16,422
Total current liabilities		168,160	228,407
LONG-TERM LIABILITIES
Long-term debt, net	10	382,874	402,440
Long-term leaseback obligation, net of current portion	5	—	44,542
Unearned revenue, net of current portion	3,5,7,9	60,134	111,564
Other long-term liabilities		33,651	52,861
Total long-term liabilities		476,659	611,407
Total liabilities		644,819	839,814
Commitments and Contingencies	16
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2023 and December 31, 2022)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2023 and December 31, 2022. 25,355,962 and 25,155,928 shares issued; and 19,418,696 and 20,349,702 shares outstanding as of December 31, 2023 and December 31, 2022, respectively)	18	194	203
Additional paid-in capital		690,190	748,109
Accumulated other comprehensive loss	7,13,19	(75,979)	(74,209)
Retained earnings		2,401,912	1,886,311
Total stockholders’ equity		3,016,317	2,560,414
Total liabilities and stockholders’ equity		$3,661,136	$3,400,228

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2023	2022	2021
OPERATING REVENUES	5,7,9,14	$973,583	$993,344	$689,505

OPERATING EXPENSES
Voyage expenses	11	(41,010)	(35,145)	(24,325)
Vessel operating expenses	11	(162,117)	(158,972)	(135,872)
Depreciation and amortization of right-of-use assets	5	(129,287)	(134,271)	(116,917)
Amortization of deferred drydocking and special survey costs	6	(18,663)	(12,170)	(10,181)
General and administrative expenses	11,17,19	(43,484)	(36,575)	(43,951)
Gain on sale of vessels	5	1,639	37,225	—
Income from Operations		580,661	653,436	358,259

OTHER INCOME (EXPENSES):
Interest income		12,133	4,591	12,230
Interest expense		(20,463)	(62,141)	(68,991)
Gain/(loss) on investments	7	17,867	(176,386)	543,653
Dividend income	7	1,056	165,399	34,341
Gain/(loss) on debt extinguishment, net	10	(2,254)	4,351	111,616
Equity income/(loss) on investments	3	(3,993)	—	68,028
Other finance expenses		(4,274)	(1,590)	(1,326)
Other income/(expenses), net	16,19	(812)	(6,578)	4,543
Loss on derivatives	13	(3,622)	(3,622)	(3,622)
Total Other Income/(Expenses), net		(4,362)	(75,976)	700,472

Income before income taxes		576,299	577,460	1,058,731
Income taxes	7,12	—	(18,250)	(5,890)
Net Income		$576,299	$559,210	$1,052,841

EARNINGS PER SHARE
Basic earnings per share of common stock		$28.99	$27.30	$51.75
Diluted earnings per share of common stock		$28.95	$27.28	$51.15
Basic weighted average number of common shares	20	19,879,161	20,481,894	20,345,394
Diluted weighted average number of common shares	20	19,903,655	20,501,021	20,583,796

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2023	2022	2021
Net Income		$576,299	$559,210	$1,052,841
Other comprehensive income/(loss):
Unrealized gain on available for sale securities	7	—	—	20,803
Reclassification to interest income	7	—	—	(9,211)
Prior service cost of defined benefit plan	19	(6,277)	(14,184)	—
Reclassification of prior service cost of defined benefit plan	19	885	7,808	—
Amortization of deferred realized losses on cash flow hedges	13	3,622	3,622	3,622
Total Other Comprehensive Income/(Loss)		(1,770)	(2,754)	15,214
Comprehensive Income		$574,529	$556,456	$1,068,055

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of United States dollars, except number of shares in thousands and per share amounts in United States dollars)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of January 1, 2021	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net income	—	—	—	—	1,052,841	1,052,841
Dividends ($1.50 per share)	—	—	—	—	(30,898)	(30,898)
Stock compensation	268	3	15,275	—	—	15,278
Issuance of common stock	—	—	11	—	—	11
Net movement in other comprehensive income	—	—	—	15,214	—	15,214
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net income	—	—	—	—	559,210	559,210
Dividends ($3.00 per share)	—	—	—	—	(61,494)	(61,494)
Repurchase of common stock	(467)	(5)	(28,548)	—	—	(28,553)
Stock compensation	100	1	5,971	—	—	5,972
Issuance of common stock	—	—	10	—	—	10
Net movement in other comprehensive loss	—	—	—	(2,754)	—	(2,754)
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net income	—	—	—	—	576,299	576,299
Dividends ($3.05 per share)	—	—	—	—	(60,698)	(60,698)
Repurchase of common stock	(1,131)	(11)	(70,599)	—	—	(70,610)
Stock compensation	200	2	12,678	—	—	12,680
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive loss	—	—	—	(1,770)	—	(1,770)
As of December 31, 2023	19,419	194	$690,190	$(75,979)	$2,401,912	$3,016,317

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income	$576,299	$559,210	$1,052,841
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	129,287	134,271	116,917
Amortization of deferred drydocking and special survey costs	18,663	12,170	10,181
Amortization of assumed time charters	(21,222)	(56,699)	(27,614)
Amortization of finance costs	2,201	8,564	11,599
Exit fee accrued on debt	—	—	149
Debt discount amortization	—	2,956	4,314
Prior service cost and periodic cost	1,613	7,846	—
Loss/(gain) on investments	(17,867)	176,386	(543,653)
Equity loss/(income) on investments	3,993	—	(68,028)
Loss/(gain) on debt extinguishment	2,254	(4,351)	(111,616)
Gain on sale of vessels	(1,639)	(37,225)	—
PIK interest	—	—	726
Payments for drydocking and special survey costs deferred	(31,121)	(29,939)	(4,643)
Stock based compensation	12,680	5,972	15,278
Amortization of deferred realized losses on interest rate swaps	3,622	3,622	3,622
(Increase)/Decrease in:
Accounts receivable	(4,296)	1,483	786
Inventories	(8,412)	(3,520)	(2,068)
Prepaid expenses	(603)	720	(1,096)
Due from related parties	(17,429)	(12,127)	(588)
Other assets, current and non-current	7,812	(52,347)	(41,270)
Increase/(Decrease) in:
Accounts payable	(390)	5,580	4,518
Accrued liabilities	236	280	8,787
Unearned revenue, current and long-term	(77,534)	158,255	(832)
Other liabilities, current and long-term	(1,855)	53,634	(199)
Net cash provided by operating activities	576,292	934,741	428,111
Cash flows from investing activities
Vessels additions and advances for vessels under construction	(268,035)	(199,135)	(355,720)
Proceeds and advances received from sale of vessels	3,914	129,069	—
Proceeds from sale of investments	—	246,638	196,350
Investments in affiliates/marketable securities	(74,407)	—	—
Acquired cash and cash equivalents	—	—	16,222
Net cash provided by/(used in) investing activities	(338,528)	176,572	(143,148)
Cash flows from financing activities
Proceeds from long-term debt, net	—	182,726	1,105,311
Payments of long-term debt	(27,500)	(892,928)	(1,343,725)
Proceeds from sale-leaseback of vessels	—	—	135,000
Payments of leaseback obligation	(72,925)	(153,546)	(53,799)
Dividends paid	(60,696)	(61,483)	(30,887)
Payments of accumulated accrued interest	—	(3,373)	(10,361)
Finance costs	(1,892)	(16,244)	(22,409)
Repurchase of common stock	(70,610)	(28,553)	—
Net cash used in financing activities	(233,623)	(973,401)	(220,870)
Net increase in cash, cash equivalents and restricted cash	4,141	137,912	64,093
Cash, cash equivalents and restricted cash, beginning of year	267,668	129,756	65,663
Cash, cash equivalents and restricted cash, end of year	$271,809	$267,668	$129,756
Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$18,076	$53,954	$42,836

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

The Company’s vessels operate worldwide, carrying containers and cargo for many established charterers.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of vessels (refer to Note 2, “Significant Accounting Policies”) that are under the exclusive management of a related party of the Company (refer to Note 11, “Related Party Transactions”).

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

Impact of the wars in Ukraine and Gaza on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

As of December 31, 2023, Danaos consolidated the vessel owning companies (the “Danaos Subsidiaries”) of container vessels and drybulk vessels listed below.

Container vessels:

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine (ex CMA CGM Racine)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C (2)	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C (2)	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Merve A (ex Zim Sao Paolo)	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston (ex Zim Kingston)	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Trindade Maritime Company	April 10, 2013	Amalia C (3)	1998	2,452
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Container vessels under construction:
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7	2024	7,165
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,165
Teushipper (No. 1) Corp.	March 14, 2022	Hull No. HN4009	2024	8,010
Teushipper (No. 2) Corp.	March 14, 2022	Hull No. HN4010	2024	8,010
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,010
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,010
Boxsail (No. 3) Corp.	March 4, 2022	Hull No. CV5900-07	2024	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Hull No. CV5900-08	2025	6,014
Boxline (No. 1) Corp.	June 7, 2023	Hull No. YZJ2023-1556	2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	Hull No. YZJ2023-1557	2026	8,258
(1)	Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.
(2)	The Company completed the sale of the Catherine C and the Leo C in November 2022.
(3)	The Company held the Amalia C for sale as of December 31, 2022 and completed the sale in January 2023.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Capesize drybulk vessels:

			Year
Company	Date of Incorporation	Vessel Name	Built	DWT(4)
Bulk No. 1 Corp.	July 14, 2023	Integrity (6)	2010	175,996
Bulk No. 2 Corp.	July 14, 2023	Achievement (6)	2011	175,850
Bulk No. 3 Corp.	July 14, 2023	Ingenuity (6)	2011	176,022
Bulk No. 4 Corp.	July 14, 2023	Genius (6)	2012	175,580
Bulk No. 5 Corp.	July 14, 2023	Peace (5)	2010	175,858
Bulk No. 6 Corp.	September 15, 2023	W Trader (6)	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader (6)	2009	175,886
(4)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(5)	The vessel was delivered to the Company in September 2023.
(6)	The vessels were delivered to the Company in the fourth quarter of 2023.

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

Reclassifications in Other Comprehensive Income/(Loss): The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2023, 2022 and 2021, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income	2023	2022	2021
Amortization of deferred realized losses on cash flow hedges	Loss on derivatives	$3,622	$3,622	$3,622
Reclassification of prior service cost of defined benefit plan	Other income/(expenses), net	885	7,808	—
Reclassification to interest income	Interest income	—	—	(9,211)
Total Reclassifications		$4,507	$11,430	$(5,589)

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Income. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Income for each of the years ended December 31, 2023, 2022 and 2021 were $0.5 million loss, $0.2 million loss and $0.2 million loss, respectively, and are presented under “Vessel operating expenses” in the Consolidated Statements of Income.

Cash and Cash Equivalents: Cash and cash equivalents consist of interest bearing call deposits, where the Company has instant access to its funds and withdrawals and deposits can be made at any time, time deposits with original maturities of three months or less which are not restricted for use or withdrawal, as well as other short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

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

Accounts Receivable, Net: The amount shown as Accounts Receivable, net, at each balance sheet date includes estimated recoveries from charterers for hire from operating leases accounted for in accordance with Topic 842 and freight and demurrage billings, net of a provision for doubtful accounts. Amounts receivable from freight and demurrage billings were not material as of December 31, 2023. Accounts receivable are short term in duration as payments are expected to be received within one year. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Company’s history of write-offs, level of past due accounts based on the contractual term of the receivables and its relationships with and economic status of its customers. Bad debts are written off in the period in which they are identified. No provision for doubtful accounts receivable was recognized as of December 31, 2023 and December 31, 2022, based on the Company’s credit losses assessment.

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

The Company acquired six vessels in the secondhand market and five vessels from Gemini Shipholdings Corporation (“Gemini”) in 2021 and seven vessels in 2023, all of which were considered to be acquisitions of assets. Following adoption of ASU 2017-01 “Business Combinations (Topic 805)” on January 1, 2018, the Company evaluates if any vessel acquisition in secondhand market constitutes a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets are considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets. Acquisition costs associated with asset acquisitions are capitalized.

The Company chartered in certain vessels under a long-term sale and leaseback arrangement. The proceeds received by the Company from the buyer-lessor were recognized as a financial leaseback obligation as this arrangement did not qualify for a sale of these vessels. The Company had substantive repurchase obligation of these vessels at the end of the leaseback period or earlier, at the Company’s option, and retains the control over these vessels. Each leaseback payment is allocated between the liability and interest expense to achieve a constant interest rate on the leaseback obligation outstanding. The interest element of the leaseback payment is charged under “Interest expense” in the accompanying Consolidated Statements of Income over the leaseback period.

Time Charters Assumed on Acquisition of Vessels: The Company recognizes separately identified assets and liabilities arising from the market value of time charters assumed at the date of vessel delivery associated with the acquisition of secondhand vessels. When the present value of the contractual cash flows of the time charter assumed is lower than its current fair value, the difference is recorded as unearned revenue. When the opposite occurs the difference is recognized as accrued charter revenue. Such liabilities or assets are amortized as an increase in revenue and reduction of revenue, respectively, over the period of each time charter assumed. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for a similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the Company’s weighted average cost of capital close to the acquisition date and the estimated average off-hire rate.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value (refer to Note 5, “Fixed Assets, net & Advances for Vessels under Construction”). The residual value of the vessel is equal to the product of its lightweight tonnage and estimated scrap rate at $300 per ton. Management has estimated the useful life of the Company’s containerships to be 30 years and drybulk vessels to be 25 years from the year built.

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

Finance leases are accounted for as the acquisition of a right-of-use asset and the incurrence of a finance lease obligation by the lessee. On the lease commencement date, a lessee is required to measure and record a lease liability equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease or if the rate implicit in the lease is not readily determined, at the lessee’s incremental borrowing rate. Subsequently, the lease liability is increased by the interest on the lease liability, determined using effective interest rate that produces a constant periodic discount rate on the remaining balance of the liability, and decreased by the lease payments during the period.

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

Management has estimated the useful life of the Company’s containerships to be 30 years from the year built.

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

As of December 31, 2023 and 2022, the Company concluded that events and circumstances triggered the existence of potential impairment of some of its container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company’s strategy is to charter its container vessels under multi-year, fixed rate period charters that have the initial terms ranging from less than 1 to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The Company used a number of factors and assumptions in its undiscounted projected net operating cash flow analysis including, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contract for non-contracted revenue days. The estimated daily time charter equivalent rate used for the non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the transportation industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry.

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

Investments in Equity Securities: Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, the Company measured the investment in ZIM Integrated Shipping Services Ltd. (“ZIM”) equity securities at cost, less impairment, adjusted for subsequent observable price changes. ZIM equity securities did not have readily determinable fair value until January 27, 2021 when ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Since then, ZIM equity securities and other marketable securities are valued based on the closing price of these securities on the New York Stock Exchange at each balance sheet date and unrealized gain/(loss) is recognized in each relevant period. Realized gain/(loss) is recognized on sale of the shares as a difference between the net sale proceeds and original cost less impairment. Realized and unrealized gain/(loss) are reflected under “Gain/(loss) on investments” in the Consolidated Statements of Income. Dividends received on these shares are reflected under “Dividend income” and taxes withheld on dividend income are reflected under “Income taxes” in the Consolidated Statements of Income.

Management evaluates the equity security measured at cost for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its cost. Consideration is given to significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Accounting for Revenue and Expenses: The Company derives its revenue from time charters and bareboat charters of its containerships, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Company such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from the Company’s time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed. Charter hire received in advance is recorded under “Unearned revenue” in the Consolidated Balance Sheets until charter services are rendered. The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as adopted by the Company on January 1, 2019, as the lease component is the predominant component in 2023, 2022 and 2021.

Company’s drybulk vessels generate revenue primarily from voyage charter agreements. The voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel and are therefore considered service contracts that fall under the provision of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. Under voyage charter agreements, the charter party generally specifies a minimum amount of cargo and the charterer is liable for any short loading of cargo or dead-freight. Demurrage income, which represents a form of variable consideration when loading or discharging time exceeds the stipulated time in the voyage charter agreement, is included in voyage revenues and was immaterial in the period ended December 31, 2023. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Voyage Expenses: Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of port and canal charges, bunker (fuel) expenses, agency fees, address commissions and brokerage commissions related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that are incurred from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied.

Under multi-year time charters and bareboat charters, such as those on which the Company charters its container vessels and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of the overall expenses under time charters and bareboat charters.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Vessel Operating Expenses: Vessel operating expenses are expensed as incurred and include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of the Company’s fleet increases. Under time charters and voyage charter agreements, the Company pays for vessel operating expenses. Under bareboat charters, the Company’s charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

General and administrative expenses: General and administrative expenses are expensed as incurred and include management fees paid to the vessels’ manager (refer to Note 11, “Related Party Transactions”), audit fees, legal fees, board remuneration, service cost, stock based compensation, executive officers compensation, directors & officers insurance and stock exchange fees.

Repairs and Maintenance: All repair and maintenance expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying Consolidated Statements of Income.

Troubled Debt Restructuring and Accumulated Accrued Interest: Prior to the finalization of the Company’s 2018 refinancing, the Company concluded that it was experiencing financial difficulty and that certain of the lenders granted a concession (as part of the Refinancing). The Company was experiencing financial difficulty primarily as a result of the projected cash flows not being sufficient to service the balloon payment due as of December 31, 2018 without restructuring and the Company was not able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt. As a result, the accounting guidance for troubled debt restructuring (“TDR”) was applied at the Closing Date. The TDR accounting guidance required the Company to record the value of the new debt to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments not to exceed the carrying amount of the original debt. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. As a result of the TDR accounting, the interest expense related to the future periods on certain facilities was recognized under the accumulated accrued interest line in the Balance Sheet. Interest payments relating to the future interest recognized in accumulated accrued interest, are recognized as a reduction to the accumulated accrued interest payable when these are paid. As a result, these interest payments are not recorded as interest expense. Following the refinancing of the related loan facilities and to the extent these facilities are extinguished and should no future cash interest payments be required, the accumulated accrued interest related to these loan facilities is recognized under the gain on debt extinguishment in the Consolidated Statements of Income.

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

Segment Reporting: Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviewed operating results solely by revenue per day and operating results of the fleet, and thus the Company had determined that it had only one operating and reportable segment. Following the acquisition of the drybulk vessels in 2023, the Company determined that currently it operates under two reportable segments: (i) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels under time charter and bareboat charter agreements and (ii) a drybulk vessels segment, as a provider of drybulk commodities transportation services by chartering its drybulk vessels primarily under voyage charter agreements. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

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

Share based compensation represents the cost of shares and share options granted to employees of Danaos Shipping Company Limited (the “Manager”), executive officers and to directors, for their services, and is included under “General and administrative expenses” in the Consolidated Statements of Income. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method for share-based payment arrangements with employees, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence. The Company recognizes the cost of nonemployee awards during the nonemployee’s vesting period as services are received.

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

Executive Retirement Plan: The Company established defined benefit retirement plan for its executive officers in December 2022. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate, salary escalation rate and retirement ages of executive officers. The discount rate used to value the defined benefit obligation is derived based on high quality income investments with duration similar to the duration of the obligation. Prior service cost arising from the retrospective recognition of past service was recognized in the Other Comprehensive Income. Prior service cost reclassification and other gains or losses are recognized under “Other income/(expenses), net” in the Consolidated Statements of Income. The actuarially determined expense for current service is recognized under “General and administrative expenses” in the Consolidated Statements of Income. The actuarially determined net interest costs on the defined benefit plan obligation are recognized under “Other finance expenses” in the Consolidated Statements of Income. All actuarial remeasurements arising from defined benefit plan are recognized in full in the period in which they arise in the Other Comprehensive Income.

3. Investments in Affiliates

a. Carbon Termination Technologies Corporation

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. The Company’s share of CTTC’s initial expenses amounted to $4.0 million and is presented under “Equity income/(loss) on investments” in the Consolidated Statements of Income.

b. Gemini Shipholdings Corporation

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

3. Investments in Affiliates (Continued)

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

A condensed summary of the income statement of Gemini presented on a 100% basis is as follows for the periods that the entity was accounted for under the equity method of accounting (in thousands):

Six months ended
June 30, 2021
Net operating revenues	$17,984
Net income	$8,091

The aggregate fair value of the assumed time charter liabilities was estimated at $36.0 million as determined at the acquisition date and is amortized under the straight line method over their estimated remaining charter duration. The weighted average remaining charter duration is 1.4 years at inception. The amortization of these assumed time charters amounted to $0.4 million, $20.3 million and $15.3 million for the years ended December 31, 2023, 2022 and the period ended December 31, 2021, respectively, and is presented under “Operating revenues” in the Consolidated Statements of Income. The aggregate future amortization of the assumed time charters amounting to $0.4 million is presented under current “Unearned revenue” as of December 31, 2022.

In July 2022, the Company fully repaid the finance lease liability assumed in July 2021, related to the Gemini’s vessels Suez Canal and Kota Lima (ex Genoa), and took full ownership of these vessels.

4. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents	$271,809	$267,668	$129,410
Restricted cash	—	—	346
Total	$271,809	$267,668	$129,756

The Company was required to maintain cash on a retention account as collateral for the then upcoming scheduled debt payments related to the now repaid Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of December 31, 2021.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, net & Advances for Vessels under Construction

Fixed assets, net consisted of the following (in thousands):

	Vessel	Accumulated	Net Book
	Costs	Depreciation	Value
As of January 1, 2021	$3,421,897	$(941,960)	$2,479,937
Additions	495,546	—	495,546
Depreciation	—	(113,832)	(113,832)
As of December 31, 2021	$3,917,443	$(1,055,792)	$2,861,651
Additions	4,580	—	4,580
Transfers from right-of-use assets and to vessel held for sale	79,179	(5,896)	73,283
Disposals	(97,306)	10,500	(86,806)
Depreciation	—	(131,214)	(131,214)
As of December 31, 2022	$3,903,896	$(1,182,402)	$2,721,494
Additions	154,334	—	154,334
Depreciation	—	(129,287)	(129,287)
As of December 31, 2023	$4,058,230	$(1,311,689)	$2,746,541

In July 2023, the Company reached an agreement to acquire 5 Capesize bulk carriers built in 2010 through 2012 that aggregate to 879,306 DWT for a total of $103.0 million. One of these vessels was delivered to the Company in September, three vessels in October 2023 and the remaining one in November 2023. Additionally, in September 2023, the Company entered into agreements to acquire 2 Capesize bulk carriers built in 2009 that aggregate to 351,765 DWT for a total of $36.6 million. These 2 vessels were delivered to the Company in November and December 2023. The estimated useful life of Capesize bulk carriers is 25 years from the year built.

On April 1, 2022, the Company entered into contracts, as amended on April 21, 2022, for the construction of four 8,000 TEU container vessels with expected vessels delivery in 2024. On March 11, 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels with expected vessels delivery in 2024. On April 28, 2023, the Company entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2024 and 2025. On June 20, 2023, the Company entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. The aggregate purchase price of the vessel construction contracts amounts to $834.9 million, out of which $88.9 million and $184.9 million was paid in the years ended December 31, 2023 and 2022, respectively.

The remaining contractual commitments under 10 vessel construction contracts are analyzed as follows as of December 31, 2023 (in thousands):

Payments due by period ended
December 31, 2024	$365,631
December 31, 2025	82,428
December 31, 2026	113,040
Total contractual commitments	$561,099

Additionally, a supervision fee of $850 thousand per newbuilding vessel (as amended on November 10, 2023 – refer to Note 11, “Related Parties Transactions”) will be payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $3.0 million were charged by the Manager and capitalized to the vessels under construction in the year ended December 31, 2023 and none in the previous two years. Interest expense amounting to $17.4 million and $5.0 million was capitalized to the vessels under construction in the years ended December 31, 2023 and 2022, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fixed Assets, net & Advances for Vessels under Construction (Continued)

On January 17, 2022, the Company entered into agreements to sell its vessels Catherine C and Leo C for an aggregate gross consideration of $130.0 million, resulting in a gain of $37.2 million in November 2022, when these vessels were delivered to their buyers. On December 23, 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, resulting in a gain of $1.6 million in January 2023, when it was delivered to its buyer. These gains are separately presented under “Gain on sale of vessels” in the Consolidated Statements of Income. All three vessels were sold for opportune prices. The vessel Amalia C was presented as held for sale under “Other current assets” and a $1.0 million advance payment received for sale of the vessel was presented under “Other current liabilities” as of December 31, 2022.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $21.2 million, $56.7 million and $27.6 million for the years ended December 31, 2023 and 2022 and the period ended December 31, 2021, respectively, and is presented under “Operating revenues” in the Consolidated Statements of Income. The remaining unamortized amount of $4.5 million is presented under current “Unearned revenue” in the Consolidated Balance Sheet as of December 31, 2023 and is expected to be amortized into “Operating revenues” by April 2024.

As of December 31, 2023 and 2022, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As of December 31, 2023 and 2022, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2023 and 2022, no impairment loss was identified.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $540.5 million and $487.3 million as of December 31, 2023 and December 31, 2022, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclical nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the then existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement with Oriental Fleet International Company Limited (“Oriental Fleet”) amounting to $139.1 million with a four year term, at the end of which the Company would reacquire these vessels. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. In January 2023, the Company gave early termination notice to Oriental Fleet and fully repaid its outstanding leaseback obligation related to these two vessels on May 12, 2023. The early termination resulted in a loss of $2.3 million, which is presented under “Loss on debt extinguishment” in the Consolidated Statement of Income.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey
Costs
As of January 1, 2021	$17,339
Additions	4,643
Amortization	(10,181)
As of December 31, 2021	$11,801
Additions	29,939
Write-off	(4,016)
Amortization	(12,170)
As of December 31, 2022	$25,554
Additions	31,121
Amortization	(18,663)
As of December 31, 2023	$38,012

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

7. Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	2023	2022
Straight-lining of revenue	$36,495	$22,007
Marketable securities	$86,029	—
Claims receivable	12,026	15,169
Vessel held for sale	—	3,297
Other current assets	7,623	7,332
Total current assets	$142,173	$47,805

Straight-lining of revenue	$63,382	$83,873
Other non-current assets	9,245	6,050
Total non-current assets	$72,627	$89,923

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non-current Assets (Continued)

a. Eagle Bulk Shipping Inc.

In June 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., which is listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., a related company). EGLE currently owns and operates a fleet of 52 Ultramax and Supramax bulk carriers that aggregate to approximately 3.2 million DWT. As of December 31, 2023, these marketable securities were fair valued at $86.0 million and the Company recognized a $17.9 million gain on these marketable securities reflected under “Gain/(loss) on investments” in the Consolidated Statement of Income. Additionally, the Company recognized dividend income on these shares amounting to $1.0 million in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK) and EGLE announced that both companies have entered into a definitive agreement to combine in an all-stock merger. Under the terms of the agreement, EGLE shareholders will receive 2.6211 shares of SBLK common stock for each share of Eagle common stock owned. This transaction is expected to close in the first half of 2024, subject to approval by EGLE shareholders, receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

b. ZIM

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

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange (“NYSE”) of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. In 2021, the Company sold 3,000,000 of ordinary shares of ZIM resulting in net proceeds of $120.7 million. The fair value of the remaining 7,186,950 ordinary shares of ZIM amounting to $423.0 million, representing 6.1% of ZIM’s outstanding ordinary shares, was presented under “Other current assets” in the Consolidated Balance Sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. In 2022, the Company sold all the remaining shareholding interest of 7,186,950 ZIM’s ordinary shares for net proceeds of $246.6 million. For the years ended December 31, 2022 and 2021, the Company recognized $176.4 million loss and $543.7 million gain on these shares, respectively. These gains/losses were reflected under “Gain/(loss) on investments” in the Consolidated Statements of Income. Additionally, the Company recognized dividend income on these shares amounting to $165.4 million and $34.3 million in the years ended December 31, 2022 and 2021, respectively, which was recognized under “Dividend income” in the Consolidated Statements of Income. Taxes withheld on dividend income amounted to $18.3 million and $5.9 million in the years ended December 31, 2022 and 2021, respectively, and are reflected under “Income taxes” in the Consolidated Statements of Income.

The Company received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021 and $47.2 million of mandatory repayment of all remaining ZIM Series 1 and Series 2 Notes and accrued interest of $6.4 million in June 2021. The Company recognized $6.6 million in relation to total interest income and fair value unwinding of ZIM notes in the Consolidated Statements of Income under “Interest income” for the year ended December 31, 2021.

Furthermore, in July 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, which expired in 2020 or 2021, for six of the Company’s vessels. This amount was recognized in the Consolidated Statements of Income under “Operating revenues” over the remaining life of the respective time charters. For the year ended December 31, 2021, the Company recorded an amount of $1.1 million of unearned revenue amortization in “Operating revenues”.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non-current Assets (Continued)

c. Hyundai Merchant Marine (“HMM”)

In July 2016, after the charter restructuring agreements with HMM, the Company obtained interest bearing senior unsecured HMM notes consisting of $32.8 million Loan Notes 1 with original maturity in July 2024 and $6.2 million Loan Notes 2 with original maturity in December 2022 and 4.6 million HMM shares. On September 1, 2016, the Company sold all HMM shares and the net proceeds were used to repay outstanding debt obligations. The Company received $19.9 million of mandatory repayment of HMM Loan Notes 1 and related accrued interest of $3.0 million in May 2021 and $6.1 million of mandatory repayment of HMM Loan Notes 2 and related accrued interest of $1.1 million in December 2021. Furthermore, for the year ended December 31, 2021, the Company recognized $5.0 million in relation to total interest income and fair value unwinding of HMM notes under “Interest income” in the Consolidated Statements of Income.

On July 18, 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements. The amortization of unearned revenue is recognized in the Consolidated Statement of Income under “Operating revenues” over the remaining life of the respective charters. In each of the years ended December 31, 2023, 2022 and 2021, the Company recorded an amount of $8.2 million of unearned revenue amortization. As of December 31, 2023, the outstanding current portion of unearned revenue in relation to HMM amounted to $2.5 million. As of December 31, 2022, the outstanding balances of the current and non-current portion of unearned revenue in relation to HMM amounted to $8.2 million and $2.5 million, respectively.

d. Available for sale category

As described above, in 2021, ZIM and HMM redeemed all notes previously classified as available for sale. The following tables summarizes the gains/losses on available-for-sale debt securities for the year ended December 31, 2021 (in thousands):

Gain/(loss)
on available for
sale securities
Balance as of January 1, 2021	$(11,591)
Gain on available for sale securities	20,803
Reclassification to interest income	(9,212)
Balance as of December 31, 2021	—

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	2023	2022
Accrued interest	8,312	8,267
Accrued dry-docking expenses	3,276	2,332
Accrued expenses	8,870	10,763
Total	$20,458	$21,362

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of December 31, 2023 and December 31, 2022.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements

Charters-out

As of December 31, 2023, the Company generated operating revenues from its 68 container vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Additionally, the Company contracted 3-year time charter agreements for six of its ten container vessels under construction as of December 31, 2023. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. As of December 31, 2023, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $44.2 million and $60.1 million, respectively. As of December 31, 2022, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $66.3 million and $104.3 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of December 31, 2023 (in thousands):

2024	847,482
2025	663,127
2026	473,973
2027	277,600
2028	35,354
Total future rentals	$2,297,536

The above future minimum payments for 2024 and 2025 include $9.6 million and $0.2 million, respectively, related to the vessel Stride, which has been off - hire and not earning revenue since January 8, 2024. Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

10. Long-Term Debt, net

Long-term debt consisted of the following (in thousands):

	Balance as of	Balance as of
Credit Facility	December 31, 2023	December 31, 2022
BNP Paribas/Credit Agricole $130 mil. Facility	$100,000	$120,000
Alpha Bank $55.25 mil. Facility	47,750	55,250
Citibank $382.5 mil. Revolving Credit Facility	—	—
Senior unsecured notes	262,766	262,766
Total long-term debt	$410,516	$438,016
Less: Deferred finance costs, net	(6,342)	(8,076)
Less: Current portion	(21,300)	(27,500)
Total long-term debt net of current portion and deferred finance cost	$382,874	$402,440

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

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil was drawn down as of December 31, 2023 and 2022, and with Alpha Bank $55.25 mil. Facility, which was drawn down in full and outstanding as of December 31, 2023 and 2022. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

The above debt extinguishments and the extinguishment of the Oriental Fleet leaseback arrangements (see Note 5 “Fixed Assets, net & Advances for Vessels under Construction”) resulted in a total net loss on debt extinguishment of $2.3 million in the year ended December 31, 2023, net gain on debt extinguishment of $4.4 million in the year ended December 31, 2022 compared to total net gain on debt extinguishment of $111.6 million related to the debt refinancing on April 12, 2021. The Company incurred interest expense amounting to $35.7 million (including interest on leaseback obligations), out of which $17.4 million was capitalized in the year ended December 31, 2023 compared to $55.7 million of interest expense incurred (including interest on leaseback obligations), out of which $5.0 million was capitalized in the year ended December 31, 2022 and $53.1 million of interest expense incurred (including interest on leaseback obligations) and none capitalized in the year ended December 31, 2021. Total interest paid, net of amounts capitalized (including interest on leaseback obligations) during the years ended December 31, 2023, 2022 and 2021 was $18.1 million, $54.0 million and $42.8 million, respectively. The weighted average interest rate on long-term borrowings (including leaseback obligations) for the years ended December 31, 2023, 2022 and 2021 was 7.8%, 5.3% and 4.4%, respectively. As of December 31, 2023, there was a $337.5 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility.

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

Each of the credit facilities except for Senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2023 and December 31, 2022. Twenty-four of the Company’s vessels having a net carrying value of $1,522.1 million as of December 31, 2023, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than Senior unsecured notes.

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

Principal Payments

The scheduled debt maturities of long-term debt subsequent to December 31, 2023 are as follows (in thousands):

Principal
Payments due by period ended	repayments
December 31, 2024	21,300
December 31, 2025	15,100
December 31, 2026	15,100
December 31, 2027	96,250
March 1, 2028	262,766
Total long-term debt	$410,516

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

Additionally, on July 1, 2021, the Company assumed outstanding principal of a Eurobank facility from Gemini related to the vessels Belita, Leo C and Catherine C. The assumed balance of $23.1 million was payable in thirteen consecutive quarterly instalments and a balloon payment of $13.5 million payable through August 2024 - see also Note 3 “Investments in Affiliates”.

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

Management fees in 2023 amounted to approximately $21.5 million (2022: $21.9 million, 2021: $19.9 million), which are presented under “General and administrative expenses” in the Consolidated Statements of Income. Commissions to the Manager in 2023 amounted to approximately $11.7 million (2022: $14.6 million, 2021: $10.4 million), which are presented under “Voyage expenses” in the Consolidated Statements of Income. Commission of 0.5% on the contract price of the vessels sold in 2023 and 2022 amounted to $25.6 thousand and $650.0 thousand, respectively, presented under “Gain on sale of vessels”. Commissions on the contract price of the newly acquired vessels totaling $0.7 million, nil and $1.3 million were capitalized to the cost of newly acquired vessels in the years ended December 31, 2023, 2022 and 2021, respectively. Additionally, supervision fees for vessels under construction totaling $3.0 million and nil were charged by the Manager and capitalized to vessels under construction in the years ended December 31, 2023 and 2022, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

On November 10, 2023, the Company entered into an amended and restated management agreement with the Manager, extending the term from December 31, 2024 to December 31, 2025. Under this agreement, the Company will pay to the Manager the following fees: (i) an annual management fee of $2.0 million, commencing in 2024, and 100,000 shares of the Company’s common stock, payable annually commencing in the fourth quarter of 2023, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, pro-rated for the number of calendar days the Company owns each vessel, commencing on January 1, 2024, (iii) a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro-rated for the number of calendar days the Company owns each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, commencing in 2024, (v) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts, and (vi) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

The Company pays advances on account of the vessels’ operating expenses. These prepaid amounts are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $51.4 million and $34.0 million as of December 31, 2023 and 2022, respectively. On July 1, 2021, the Company exercised its option to acquire the remaining 51% equity interest in Gemini from Virage International Ltd., a company controlled by the Company’s largest shareholder, for $86.7 million, which was fully paid by November 1, 2021 (refer to Note 3 “Investments in Affiliates”).

The Company employs its executive officers. The executive officers received an aggregate of $2.2 million (€2.0 million), $2.1 million (€2.0 million) and $2.1 million (€1.8 million) for the years ended December 31, 2023, 2022 and 2021, respectively. Prior service costs related to a defined benefit plan of $14.2 million were recognized in the other comprehensive income in the year ended December 31, 2022. Advances related to this plan amounting to $7.8 million were exercised in the period ended December 31, 2022 (refer to Note 19 “Executive Retirement Plan”), out of which $6.8 million remain unpaid and are presented under “Other current liabilities” as of December 31, 2022. These advances were paid in 2023 and nil is outstanding as of December 31, 2023. Additionally, an amount of nil and $0.1 million was due to executive officers and is presented under “Accounts payable” in the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022, respectively. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $6.3 million, $5.4 million and $11.8 million in the years ended December 31, 2023, 2022, and 2021, respectively.

Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2023, 2022 and 2021 the Company paid premiums to The Swedish Club of $8.7 million, $6.6 million and $5.2 million, respectively, which are presented under “Vessel operating expenses” in the Consolidated Statements of Income. As of December 31, 2023 and 2022, the Company had payable balance to The Swedish Club amounting to nil and $1.0 million, respectively.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2023. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company’s shareholder composition and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control. Income taxes comprised nil, $18.3 million and $5.9 million taxes withheld on dividend income earned on the Company’s investments in the years ended December 31, 2023, 2022 and 2021, respectively.

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

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on the NYSE.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

Interest Rate Swaps: The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2023, 2022 and 2021, respectively, representing amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31, 2023		As of December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$271,809	$271,809	$267,668	$267,668
Marketable securities	$86,029	$86,029	—	—
Secured long-term debt, including current portion (1)	$147,750	$147,750	$175,250	$175,250
Unsecured long-term debt (1)	$262,766	$241,969	$262,766	$255,868

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2023 (in thousands):

	Fair Value Measurements
	as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$86,029	$86,029	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2023 (in thousands):

	Fair Value Measurements
	as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$271,809	$271,809	$—	$—
Secured long-term debt, including current portion (1)	$147,750	$—	$147,750	$—
Unsecured long-term debt (1)	$241,969	$241,969	$—	$—

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2022 (in thousands):

	Fair Value Measurements
	as of December 31, 2022
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$267,668	$267,668	$—	$—
Secured long-term debt, including current portion (1)	$175,250	$—	$175,250	$—
Unsecured long-term debt (1)	$255,868	$255,868	$—	$—
(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $6.3 million and $8.1 million as of December 31, 2023 and December 31, 2022, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

14. Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the years ended December 31, were as follows:

	2023	2022	2021
Time charters and bareboat charters	$963,192	$993,344	$689,505
Voyage charters	10,391	—	—
Total Revenue	$973,583	$993,344	$689,505

As of December 31, 2023 and 2022, the Company had accounts receivable from voyage charter agreements amounting to $1.0 million and nil, respectively. The charter hire received in advance from voyage charter agreements amounting to $2.0 million is presented under current “Unearned revenue” as of December 31, 2023.

Operating revenue from significant container vessels customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2023	2022	2021
CMA CGM	23%	26%	30%
HMM Korea	12%	12%	17%
MSC	11%	13%	—

Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2023	2022	2021
Australia—Asia	$519,759	$482,769	$323,172
Europe	453,824	507,293	338,124
America	—	3,282	28,209
Total Revenue	$973,583	$993,344	$689,505

15. Segments

Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. In 2023, for management purposes, the Company is organized based on operating revenues generated from container vessels and drybulk vessels and has two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

15. Segments (Continued)

The Company’s chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. The Other segment includes components that are not allocated to any of the Company’s reportable segments and includes investments in an affiliate accounted for using the equity method accounting and investments in marketable securities.

The following table summarizes the Company’s selected financial information for the year ended December 31, 2023, by segment (in thousands):

	Container vessels	Drybulk vessels
	segment	segment	Other	Total
Operating revenues	$963,192	$10,391	—	$973,583
Voyage expenses	(33,913)	(7,097)	—	(41,010)
Vessel operating expenses	(159,084)	(3,033)	—	(162,117)
Depreciation	(128,097)	(1,190)	—	(129,287)
Amortization of deferred drydocking and special survey costs	(18,663)	—	—	(18,663)
Gain on sale of vessel	1,639	—	—	1,639
Interest income	12,096	37	—	12,133
Interest expenses	(20,463)	—	—	(20,463)
Equity loss on investment	—	—	(3,993)	(3,993)
Net Income/(loss)	$563,279	$(1,910)	$14,930	$576,299

	Container vessels	Drybulk vessels
	segment	segment	Other	Total
Total assets	$3,404,298	$170,539	$86,299	$3,661,136

For the years ended December 31, 2022 and 2021, net income from Container vessels segment was $588,447 thousand and $412,709 thousand, respectively, which excludes gain/(loss) on investments, dividend income, net of withholding taxes and equity income on investments of ($29,237) thousand and $640,132 thousand, respectively.

16. Commitments and Contingencies

On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company’s vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheet as of December 31, 2023 and 2022. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of a common benefit claim plus interest. This payment is presented under “Other income/(expense), net” in the Company’s Consolidated Statements of Income.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts and as of December 31, 2023, see Note 5 “Fixed Assets, net & Advances for Vessels under Construction”.

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

On December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. No restricted shares were issued and outstanding as of December 31, 2023 and December 31, 2022. On November 10, 2023, the Company granted 100,000 fully vested shares to executive officers and 100,000 fully vested shares to the Manager, refer to Note 11 “Related Party Transactions”. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of $12.7 million, $6.0 million and $15.3 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2023, 2022 and 2021, respectively. The average price of issued shares was $63.40, $54.40 and $66.00 per share in the years ended December 31, 2023, 2022 and 2021, respectively. An amount of $6.3 million is expected to be recognized as stock based compensation expenses to the Manager in 2024 and 2025, respectively. As of December 31, 2023, the weighted - average remaining term of the Manager’s stock awards is 1.67 years.

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

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in common stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During 2023, 2022 and 2021, none of the directors elected to receive shares as compensation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stockholders’ Equity

In the year ended December 31, 2023, the Company declared and paid a dividend of $0.75 per share of common stock in each of February, May and August and $0.80 per share of common stock in November amounting to $60.7 million. In the year ended December 31, 2022, the Company declared and paid a dividend of $0.75 per share of common stock in each of February, May, August and November amounting to $61.5 million. In the year ended December 31, 2021, the Company declared a dividend of $0.50 per share of common stock in each of May, August and November amounting to $30.9 million. The Company issued 34, 143 and 146 shares of common stock at par value of $0.01 pursuant to its dividends reinvestment plan in the years ended December 31, 2023, 2022 and 2021, respectively, at an average price of $60.63, $69.59 and $72.19 per share, respectively.

In the year ended December 31, 2023 and the period ended December 31, 2022, the Company repurchased 1,131,040 and 466,955 shares of the Company’s common stock in the open market for $70.6 million and $28.6 million, respectively, under the Company’s share repurchase program of up to $100 million announced in June 2022. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by the Company’s Board of Directors on November 10, 2023. In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.

Refer to Note 17 “Stock Based Compensation” for information on the Company’s compensation plans.

As of December 31, 2023, 25,355,962 shares were issued and 19,418,696 shares were outstanding; and 25,155,928 shares were issued and 20,349,702 shares were outstanding as of December 31, 2022. As of December 31, 2023 and December 31, 2022, 5,937,266 and 4,806,226 shares were held as Treasury shares, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company’s authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

19. Executive Retirement Plan

Effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate of 3.2% (2022: 3.8)%, salary escalation of up to 4.75% per annum (2022: 4.5)%,as well as assumed retirement ages of the executive officers between 65 to 74 years old. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the Other Comprehensive Income, out of which advances amounting to $7.8 million were exercised in the period ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another one was appointed to a new position. Prior service cost arising from the retrospective recognition of past service and due to experience amounting to $5.2 million and losses due to assumptions change amounting to $1.1 million were recognized in the Other Comprehensive Income in 2023. Defined benefit obligation of $13.3 million and $6.4 million is presented under “Other long-term liabilities” as of December 31, 2023 and December 31, 2022,respectively. The accumulated benefit obligation amounted to $7.7 million and $3.0 million as of December 31, 2023 and December 31, 2022, respectively.

Net curtailment gain of $0.2 million was recognized under “Other income/(expense), net” in the year ended December 31, 2023. Prior service cost of this defined benefit obligation amounting to $0.7 million and $7.8 million were reclassified to “Other income/(expense), net” in the years ended December 31, 2023 and 2022, respectively and $1.1 million of amortization of prior service cost and net loss is expected to be reclassified in the year ending December 31, 2024. Additionally, projected periodic benefit cost amounting to $0.6 million was recognized in “General and administrative expenses” in the year ended December 31, 2023 and $0.8 million is expected to be recognized in the year ending December 31, 2024. The assumptions used are the best estimates chosen from a range of possible actuarial assumptions, which may not necessarily be borne out in practice. The average remaining working lifetime of the active participants of the defined benefit obligation is 10.2 years as of December 31, 2023. The benefits of $6.7 million are expected to be paid in 2030 based on the assumptions used by the actuaries to measure the benefit obligations as of December 31, 2023.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands):

	2023	2022	2021
Numerator:
Net income	$576,299	$559,210	$1,052,841
Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	19,879	20,482	20,345
Effect of dilutive securities:
Dilutive effect of non-vested shares	25	19	239
Diluted weighted average common shares outstanding	19,904	20,501	20,584

Basic and diluted earnings per share amount related to a gain on troubled debt write-off amounting to $29.4 million and $111.6 million recorded in the year ended December 31, 2022 and 2021, respectively, is $1.43 and $1.43 per share, respectively, in the year ended December 31, 2022; and $5.49 and $5.42 per share, respectively, in the year ended December 31, 2021 (see Note 10).

21. Subsequent Events

In February 2024, the Company entered into contracts for the construction of two 8,258 TEU container vessels with the latest eco design characteristics for an aggregate purchase price of $188.4 million. These container vessels are expected to be delivered to the Company in 2026 and 2027, respectively.

In February 2024, the Company entered into agreements to acquire three Capesize bulk carriers built in 2010 through 2011, respectively for an aggregate purchase price of $79.9 million. These vessels are expected to be delivered to the Company between April and July 2024.

In February 2024, the Company declared a dividend of $0.80 per share of common stock amounting to $15.5 million, which is payable on March 14, 2024, to holders of record on February 28, 2024.