Form 20-F
period 2024-12-31
Danaos Corp
filed 2025-03-05
CIK 1369241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2024, there were 18,987,616 shares of the registrant’s common stock outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

●	future operating or financial results;
●	pending acquisitions and dispositions, business strategies and expected capital spending;
●	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
●	general market conditions and container and drybulk shipping market trends, including charter rates, vessel values and factors affecting supply and demand;
●	geopolitical conditions, including tariffs imposed by the United States and other countries;
●	our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service or refinance our outstanding indebtedness;
●	performance by our charterers of their obligations;
●	the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;
●	our ability to obtain financing in the future to fund our contracted newbuilding containerships, additional vessel acquisitions, investments and other general corporate activities;
●	our continued ability to enter into multi-year, fixed-rate period charters with our container sector customers;
●	our ability to operate profitably in the drybulk sector;
●	our ability to leverage to our advantage the relationships and reputation of our manager, Danaos Shipping Company Limited ( “Danaos Shipping” or “Manager”) and its newly-formed affiliate Danaos Chartering Services Inc. (“Danaos Chartering”), in the containership and drybulk shipping sectors of the international shipping industry;
●	the impact of the war in Ukraine and related sanctions, tensions in the Middle East, disruption of shipping routes, such as those due to Houthi attacks in the Red Sea and the Gulf of Aden, political events or acts by terrorists;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—Risk Factors” of this annual report.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “potential,” “may,” “plan,” “project,” “predict,” and “should” and similar expressions as they relate to us are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. We may also from time to time make forward-looking statements in our periodic reports that we file with the U.S. Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully in “Item 3. Key Information—Risk Factors” and in our other filings with the SEC. We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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

All data regarding our fleet and the terms of our charters is as of February 28, 2025. As of February 28, 2025, we owned 74 containerships aggregating 471,477 TEU in capacity, 15 under construction containerships aggregating 128,220 TEU in capacity, and 10 Capesize bulk carriers aggregating 1,760,861 DWT in capacity. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of December 31, 2024 on an actual and on an as adjusted basis to reflect, in the period from January 1, 2025 to February 27, 2025, (i) a $44.0 million drawdown on the Syndicated $450 mil. Facility related to a delivery of a newbuilding vessel, (ii) repurchases of 318,306 shares of our common stock for an aggregate purchase price of $25.6 million and (iii) a declared dividend of $0.85 per share of common stock amounting to an aggregate total of $15.9 million, which is payable on March 5, 2025 to holders of record as of February 24, 2025.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, dividends, or debt repayments in the table below between January 1, 2025 and February 27, 2025.

	As of December 31, 2024
	Actual	As Adjusted

	(US Dollars in thousands)
Capitalization
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	86,200	86,200
Alpha Bank $55.25 mil. Facility	40,250	40,250
Syndicated $450 mil. Facility	355,330	399,330
Syndicated $850 mil. Facility	—	—
Citibank $382.5 mil. Revolving Credit Facility	—	—
Total debt (1) (2)	$744,546	$788,546
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,585,985 shares issued and 18,987,616 shares outstanding; actual and 25,585,985 shares issued and 18,669,310 shares outstanding as adjusted	190	187
Additional paid-in capital	650,864	625,227
Accumulated other comprehensive loss	(70,430)	(70,430)
Retained earnings	2,844,176	2,828,282
Total stockholders’ equity	3,424,800	3,383,266
Total capitalization	$4,169,346	$4,171,812
(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($40.3 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($441.5 million on an actual basis). See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $9.8 million.

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

Risks Inherent in Our Business

●	Our profitability and growth depend on the demand for containerships and drybulk vessels and global economic conditions, and charter rates for containerships and drybulk vessels may experience volatility or decline significantly.
●	The volatile container and drybulk shipping markets and difficulty finding profitable charters for our vessels may adversely affect our results of operations.
●	The failure of our counterparties to meet their obligations under our charter agreements may adversely affect our results of operations and financial condition.
●	The loss of one of the limited number of customers that account for a large part of our revenues could adversely affect our results of operations.
●	A decrease in the level of export of goods due to global economic conditions, geopolitical conditions or an increase in trade protectionism globally, including as a result of tariffs imposed by the United States or other countries, could have a material adverse impact on our charterers’ business and could cause a material adverse impact on our business, financial condition, results of operations and cash flows.
●	Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new charters, for which we will face substantial competition, in the international containership sector and in drybulk sector, where we are a recent entrant.
●	Containership and drybulk vessel values may fluctuate substantially and decline significantly. Depressed vessel values could cause us to incur impairment charges or to fail to comply with our financing agreements.
●	We may have difficulty properly managing our growth through acquisitions and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our results of operations and financial condition.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.
●	The aging of our fleet may result in increased operating costs in the future.
●	Danaos Shipping may be unable to attract and retain sufficient qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs.
●	Increased competition in technology could reduce our charter hire income and our vessels’ values.
●	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.
●	Due to our limited diversification, adverse developments in the containership and drybulk shipping businesses could reduce our ability to meet our payment obligations and our profitability.
●	Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business.

Risks Related to our Financing Arrangements

●	If we are unable to comply with various financial and collateral covenants in our credit facilities and other financing arrangements, including due to changes in vessel values, it may adversely affect our results of operations and financial condition and restrict our ability to operate our business.
●	Substantial debt levels could limit our flexibility to obtain additional financing and our ability to service our outstanding indebtedness will depend on our future operating performance.
●	The terms of the 8.500% Senior Notes due 2028 (the “Senior Notes”) issued by Danaos Corporation on February 11, 2021 contain covenants limiting our financial and operating flexibility.
●	If we are unable to obtain additional debt financing for future acquisitions, which may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, we may not be able to expand our business.
●	We are exposed to volatility in interest rates, including SOFR, and to exchange rate fluctuations.
●	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Environmental, Regulatory and Other Industry Related Risks

●	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
●	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.
●	Uncertainties related to compliance with sanctions and embargo laws could adversely affect our business.
●	Governments could requisition our vessels during a period of war or emergency, maritime claimants could arrest our vessels and we may be impacted by terrorist attacks or acts of piracy or have contraband smuggled onto our vessels.
●	Our insurance may be insufficient to cover losses due to the shipping industry’s operational risks.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

Risks Relating to Our Key Employees and Our Management Arrangements

●	Our business depends upon certain employees who may not necessarily continue to work for us.
●	The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.
●	We depend on our Manager, Danaos Shipping, and its affiliate Danaos Chartering to operate our business. Our Manager and Danaos Chartering are privately held companies about which there is little publicly available information.
●	Being active in multiple lines of business, including managing multiple fleets, requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Risk Related to Investment in a Marshall Islands Corporation

●	We are a Marshall Islands corporation, which jurisdiction does not have well-developed corporate laws. It also may be difficult to enforce service of process or judgments against us, our officers and directors.

Tax Risks

●	We may have to pay tax on our income or become a passive foreign investment company.

Risks Inherent in Our Business

Our profitability and growth depend on the demand for containerships and global economic conditions. The container shipping industry is cyclical and charter hire rates for containerships are volatile and may again decline significantly, which would, in turn, adversely affect our profitability.

The ocean-going container shipping industry, from which we have historically derived substantially all of our revenues and expect to continue to derive most of our revenues, is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including the level of global trade, including exports from China to Europe and the United States, resulting demand for the seaborne transportation of containerized cargoes and containership capacity. The benchmark containership charter rates increased in all quoted size sectors in 2024, with the benchmark one-year daily rate of a 4,400 TEU Panamax containership, which was at an all-time high of $100,000 at the end of 2021 and declined to $17,100 at the end of December 2023, before rebounding again and ending 2024 at $56,000. Variations in containership charter rates, which historically have been volatile, including in recent years that included historically high levels followed by significant declines, and may again decline significantly, result from changes in the supply of and demand for ship capacity and changes in the supply of and demand for the major products transported by containerships. Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy and disruptions in the credit markets or changes in consumer preferences may further reduce demand for products shipped in containers and, in turn, containership capacity.

Factors that influence demand for containership capacity include:

●	supply and demand for products suitable for shipping in containers;
●	changes in global production of products transported by containerships;
●	the distance that container cargo products are to be moved by sea;
●	the globalization of manufacturing;
●	global and regional economic and political conditions;
●	developments in international trade, including the imposition of tariffs on finished goods and other products;
●	changes in seaborne and other transportation patterns, including changes in the distances over which containerized cargoes are transported, competition with other modes of cargo transportation and steaming speed of vessels;
●	environmental and other regulatory developments; and
●	currency exchange rates.

Factors that influence the supply of containership capacity include:

●	the number of new building deliveries;
●	the prevailing and anticipated freight rates and charter rates which in turn affect the rate of newbuilding;
●	availability of financing for new vessels;
●	the scrapping rate of older containerships;
●	the price of steel and other raw materials;
●	port and canal congestion;

●	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;
●	sanctions;
●	the number of containerships that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties; and
●	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Any decreases in shipping volume, including due to any trade disruptions resulting from tariffs recently announced by the United States and retaliatory tariffs from China and other countries, could adversely impact our liner company customers and, in turn, demand for containerships. Such decreases in recent years led to declines in charter rates and vessel values in the containership sector and increased counterparty risk associated with the charters for our vessels, including defaults by certain of our customers. The effective supply of containerships has been impacted in recent years by port congestion, particularly during the COVID-19 pandemic, and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These disruptions resulted in fleet inefficiencies and support for container freight and charter rates, which may not continue.

Our ability to recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any such charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 28, 2025, the charters for 5 of our vessels expire in 2025 and 17 of our vessels expire in 2026. If the charter market has weakened when our vessels’ charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates.

Charter rates for drybulk vessels, and Capesize vessels in particular, are volatile and may remain at currently low levels for a prolonged period or decrease in the future, which may adversely affect our results of operations and financial condition.

The drybulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of drybulk vessels, including Capesize drybulk vessels which make up our entire drybulk fleet. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened. The BDI increased in the second half of 2023 and the first half of 2024 due in part to disruptions that lengthened sailing distances, including trading pattern disruptions related to Russian sanctions, transit restrictions at the Panama Canal due to low water levels and vessels re-routing away from the Red Sea and Suez Canal due to Houthi attacks on ships, before again declining to relatively low levels, which continued to prevail in February 2025, as demand for commodities weakened. The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

●	demand for and production of drybulk products;
●	supply of and demand for energy resources and commodities;
●	global and regional economic and political conditions, including weather, natural or other disasters, including health crises such as the COVID-19 pandemic, armed conflicts (including the conflicts in Ukraine and in the Middle East, as well as Houthi attacks in the Red Sea and the Gulf of Aden), terrorist activities and strikes;

●	environmental and other regulatory developments;
●	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
●	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;
●	natural disaster and weather;
●	developments in international trade, including the imposition of tariffs on commodities; and
●	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

●	the number of newbuilding deliveries;
●	the prevailing and anticipated freight and charter rates which in turn affect the rate of newbuilding;
●	availability of financing for new vessels;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	the scrapping rate of older vessels;
●	port and canal congestion;
●	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;
●	sanctions;
●	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties; and
●	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels, in particular iron ore and coal which comprise the vast majority of cargoes transported by Capesize drybulk carriers, or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks. Fleet inefficiencies, including due to sanctions on Russian energy and disruptions related to vessels re-routing away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, have resulted in significant lengthening of average sailing distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years; such fleet inefficiencies and resulting support for drybulk charter rates may not continue. Additionally, because we charter our drybulk vessels primarily on short-term time charters and voyage charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates which are more volatile than longer term charter rates, for drybulk vessels; such changes may affect our earnings and the value of our drybulk vessels at any given time.

We may have difficulty securing profitable employment for our vessels in the containership and drybulk vessel charter markets.

Of our 74 containerships, as of February 28, 2025, 5 of our vessels are employed on time charters expiring in 2025 and 17 on time charters expiring in 2026. Our ten Capesize drybulk vessels are operating on short term charters. Depending on the state of the containership and drybulk charter markets, as applicable, when we are seeking to employ these vessels, we may be unable to secure employment for these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in past years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our revenues from the charter payments by our charterers. Each of our 74 containerships is currently employed under time or bareboat charters with 16 liner companies, with 62% of our revenues in 2024 generated from six such companies. We also own ten Capesize drybulk vessels, which we operate in the spot market on voyage charters or on short term time charters. We could lose a charterer or the benefits of a time charter if:

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

The time charters on which we deploy our vessels may provide for charter rates that are above market rates prevailing at any particular time, as is currently the case with some of our container vessels. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container or drybulk shipping industry, as applicable, and the overall financial condition of the counterparty. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates, particularly if weaker charter markets are then prevailing.

If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-supervised restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants contained in our credit facilities and Senior Notes and our ability to refinance our financing agreement. In such an event, we could be unable to service our debt and other obligations.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers or further concentration of these customers through mergers, joint ventures or alliances could adversely affect us.

Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, HMM, MSC, Yang Ming and ZIM Integrated Shipping Services Ltd. (“ZIM”) have represented substantial amounts of our revenue. In 2024, approximately 62% of our operating revenues were generated by six customers, including 20% from CMA CGM and 13% from MSC, and in 2023 approximately 68% of our operating revenues were derived from six customers. As of February 28, 2025, we have charters for 16 of our vessels with CMA CGM, for 10 of our vessels with MSC, for eight of our vessels with COSCO, for six of our vessels with each of PIL and Maersk, for five of our vessels with each of ONE and Sealead, for four of our vessels with each of OOCL and Hapag Lloyd, for two of our vessels with each of Yang Ming, Samudera and ILS and for one of our vessels with each of Niledutch, ZIM, OSC and Arkas. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, as was the case with Hanjin Shipping and HMM in 2016 for instance, due to financial pressure on these liner companies from any significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected. As liner companies consolidate through mergers, joint ventures or alliances, such as those a number of our customers currently participate in, our risk relative to the concentration of our customers may increase. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected. In recent years a number of liner companies that have consolidated through mergers or formed cooperative alliances have also increased the percentage of their total fleet capacity that is directly owned by them rather than chartered-in from charter owners like us. If this trend continues, our risk relative to the concentration of our customers may increase.

Containership and drybulk vessel values can fluctuate substantially over time and may again experience significant declines. Depressed vessel values could cause us to incur impairment charges for our vessels, or to incur a loss if these values are low at a time we are attempting to dispose of a vessel.

Containership and drybulk vessel market values can fluctuate substantially over time, and may again experience significant declines as they have in past years, due to a number of different factors, including:

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

As of December 31, 2018 and December 31, 2016, we recorded an impairment loss of $210.7 million and $415.1 million, respectively, for our older vessels, and we have incurred impairment charges in prior years as well. In the future, if the market values of our vessels or other assets experience deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

If global economic conditions weaken, particularly in Europe, the United States or the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and commodities and, thus, container and drybulk shipping. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, expansion of U.S. tariffs and trade protectionism policies to other countries, including Canada and Mexico, and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine and in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers and drybulk cargoes in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world’s fastest growing economies in recent years, can have a significant impact on the demand for container and drybulk shipping. If China’s pace of growth continues to decline or other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may also negatively affect the economies of the United States and the European Union, or “EU”, and container and drybulk shipping demand. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

As a result of past disruptions in the credit markets and more recently increased interest rates, the cost of obtaining bank financing in the shipping industry has increased and many lenders have enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures or refinance existing debt, any of which could have a material adverse effect on our revenues and results of operations.

In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including as a result of tariffs imposed by the United States or other countries, could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our business, financial condition, results of operations and cash flows.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping. Due to the interconnected nature of the global supply chain for many products, these policies could impact imports and exports from countries not directly imposing or subject to tariffs.

Tensions over trade and other matters remain high between the U.S. and China. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the new U.S. administration, led by President Trump, has announced the intention to use tariffs extensively as a policy tool. On February 1, 2025, the United States imposed additional 10% tariffs on imports from China, which China responded with retaliatory tariffs on selected U.S.-origin goods, and the U.S. announced tariffs of 25% on imports from Canada and Mexico, the implementation of which were subsequently delayed for one month following negotiations with Canada and Mexico. On March 4, 2025, these tariffs of 25% on imports from Canada and Mexico became effective, and the U.S. imposed additional tariffs of 10% on imports from China, on top of those imposed on February 1, 2025, and Canada and China responded with tariffs on additional U.S.-origin goods. The US has also recently threatened to increase port fees for Chinese-built or owned ships. The new U.S. administration has threatened to broadly impose tariffs on products from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

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

The employment of our drybulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. China is estimated to account for around 70% of the demand in recent years for commodities, namely iron and coal, transported on Capesize drybulk carriers. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials.

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

Any new or increased trade barriers or restrictions on trade, including as a result of tariffs imposed by the United States or other countries, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter payments to us and to renew and increase the number of their charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow, and our ability to service or refinance our debt.

Demand for the seaborne transport of products in containers has a significant impact on the financial performance of liner companies and, in turn, demand for containerships and our charter counterparty risk.

Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remained at relatively low levels for a prolonged period from the onset of the global economic crisis of 2008 and 2009 until the second half of 2020. Consequently, during this period, the cargo volumes and freight rates achieved by liner companies, with which all of the existing container vessels in our fleet are chartered, declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, before increasing alongside cargo volume and freight rates from the second half of 2020 into 2022. In 2024, cargo volume slightly increased compared to 2023 and 2022 and the freight rates and charter rates increased, in part due to the continued Houthi attacks on ships in the Red Sea and in the Gulf of Aden which disrupted traditional shipping routes away from the Suez Canal increasing tonne-mile demand; however, easing of such disruptions could result in lower freight rates and tonne-mile demand and in turn lower charter rates.

Any decline in demand for the services of our liner company customers could reduce demand for containerships and increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charter hire rates under the charters for our vessels, such as we agreed with HMM in 2016 and ZIM in 2014 and Hanjin Shipping’s cancellation of long-term charters for eight of our vessels in 2016. We generate most of our revenues, and all of our revenues in our container vessel segment, from these charters and if our charterers fail to meet their obligations to us, we would sustain significant reductions in revenue and earnings, which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

An over-supply of containership capacity may adversely affect charter rates and our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

The size of the containership order book increased significantly in 2021 through 2024, and at the end of 2024, newbuilding containerships represented approximately 27.5% of the existing global fleet capacity, and approximately 53.2% of large containerships of over 12,000 TEU. The size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a decline in the level of demand for the seaborne transport of containers, could negatively affect charter rates, which any continued liner company consolidation may accentuate. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the charter rate environment is weak when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.

An over-supply of drybulk vessel capacity may adversely affect Capesize vessel charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk vessels increased due to the high level of new deliveries in recent years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017, before declining to more moderate levels of newbuilding deliveries. Although the overall level of the drybulk orderbook has declined over the past years, orders for Capesize vessels increased in 2024 and stood at approximately 8% of existing Capesize fleet capacity at the end of 2024. The orderbook for drybulk vessels, and Capesize vessels in particular, may increase as a percentage of the existing fleet, and in any case an over-supply of drybulk vessel capacity could further depress charter rates. If drybulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, as well as to continue to expand our fleet of Capesize drybulk vessels in which sector we have acquired ten vessels since mid-2023. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters for containerships that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent years, during the downturn in the containership charter market, other containership owners chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. In recent years, drybulk vessels were also deployed at very low rates by owners of drybulk vessels. Containership and drybulk vessel charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

The international drybulk industry is highly competitive, and we may be unable to compete successfully for charters on favorable terms or at all with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

The international drybulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. In addition, we are a new entrant in the drybulk industry and some of our competitors may have more experience and more established customer relationships. Competition among vessel owners for the seaborne transportation of drybulk cargo can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Many of our competitors have greater resources and access to capital than we have and operate larger drybulk carrier fleets than we may operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

We may have more difficulty entering into multi-year, fixed-rate time charters for our containerships if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms, particularly for smaller vessels. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed or insufficient funds are available to cover our financing costs for related containerships.

Delays in deliveries of our 15 newbuilding vessels for which we have entered into construction contracts or any secondhand vessels we may agree to acquire could harm our business.

Delays in the delivery of our 15 newbuilding containerships with planned deliveries in 2025 through 2028 or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under any arranged time charters and could result in the cancellation of such time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of any newbuilding vessel could also be delayed because of, among other things:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
●	quality or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	lack of raw materials;
●	bankruptcy or other financial crisis of the shipyard building the vessel;
●	our inability to obtain requisite financing or make timely payments;

●	a backlog of orders at the shipyard building the vessel;
●	hostilities or political or economic disturbances in China, where the vessels are being built;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	our requests for changes to the original vessel specifications;
●	requests from the companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	our inability to obtain requisite permits or approvals; or
●	a dispute with the shipyard building the vessel.

The shipbuilders with which we contracted for our newbuildings, which are all located in China, may be affected by instability in the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates and further declines in China’s pace of growth, or geopolitical conditions, including an extended trade war between China and the U.S. In addition, the refund guarantors under our newbuilding contracts we entered into, which would be banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, in weak market conditions may be unable or unwilling to meet their obligations under their refund guarantees. If shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our financing arrangements.

The delivery of any secondhand containership or drybulk vessels we may agree to acquire, could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

We may have difficulty properly managing our intended growth through acquisitions of additional vessels or other assets or acquisitions of or investments in other shipping companies and we may not realize the expected benefits from these acquisitions and investments, which may have an adverse effect on our results of operations and financial condition.

We have ordered 22 newbuilding containerships since the beginning of 2022, including 15 that have not yet been delivered, and since 2023 have acquired ten secondhand Capesize drybulk vessels and made an investment in shares of a U.S.-listed drybulk shipping company. We intend to make further acquisitions and investments to grow our business, which may entail ordering additional newbuilding containerships and selective acquisitions of secondhand containership and drybulk vessels, and strategic acquisitions of, or investments in, other shipping companies, including potentially in sectors in which we currently do not operate. However, our ability to grow through acquisitions and investments will depend on a number of factors, including:

●	our ability to identify suitable acquisition or investment candidates;
●	our ability to obtain required financing on acceptable terms;
●	our ability to negotiate appropriate terms for, and consummate, such acquisitions or investments;
●	our ability to enlarge our customer base;
●	developments in the charter markets that make it attractive for us to expand our fleet in those sectors;
●	the operations of the shipyard building any newbuilding vessels we may order; and
●	our ability to manage any expansion.

During periods in which charter rates are high, asset values generally are high as well, as has recently been the case in the containership sector, and it may be difficult to acquire vessels, fleets, other shipping companies, equity interests in other shipping companies or other assets at favorable prices at those times. In addition, growing any business by acquisition, in particular acquisitions of other companies, presents numerous risks, such as exposure to unanticipated liabilities, managing relationships with customers, retaining personnel and integrating newly acquired assets into existing infrastructure, including assimilation of operations, systems and technologies. Integration efforts associated with any acquisitions may require significant capital and operating expense. If we fail to successfully execute our growth plans, we may not realize expected benefits and synergies from any such acquisitions, and we may incur significant expenses, liabilities and losses in connection with such growth efforts, which may negatively impact our results of operations, cash flows, liquidity and our ability to pay dividends to our stockholders

The value of our investment in Star Bulk Carriers Corp. (“Star Bulk”) common stock, and any investments we may make in other shipping companies from time to time, may fluctuate substantially, which may increase the volatility of our earnings and we may not realize the expected benefits from our investments.

The trading price of Star Bulk’s common stock on the Nasdaq Stock Market and the corresponding value of our investment in 4,070,214 shares of Star Bulk common stock, which was recorded in our balance sheet at $60.9 million as of December 31, 2024, may continue to fluctuate, or decline substantially due to factors affecting the drybulk shipping industry generally or Star Bulk specifically, which are outside of our control. For the year ended December 31, 2024, we recognized a $25.2 million loss on marketable securities and dividend income on these securities amounting to $9.3 million. We recognize all fluctuations in the fair value of our investment in Star Bulk common stock, and would recognize fluctuations in any other investment we may make in securities of other companies from time to time, in our consolidated statements of income, which may increase the volatility of our earnings. In addition, there can be no assurances that Star Bulk will continue to pay dividends or at what price we will be able to sell any Star Bulk shares that we elect to sell in the future. We do not have any influence or control over the business or operations of Star Bulk, and we may not have any control over the operations of any other company in which we may invest from time to time. The controlling shareholders of companies in which we may hold minority investments from time to time may make decisions that are contrary to our interests. The existence of conflicting views or mismatched priorities between us and such shareholders may adversely affect the management of these businesses, result in economic, financial or operational issues, as well as general disputes. The financial condition of such shareholders could decline, which could in turn negatively impact the value of our investment and our reputation. As a result, our investments in other companies may adversely affect our financial condition, results of operations and cash flows.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and pay dividends to our stockholders.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our contractual obligations and pay dividends to our stockholders in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by our financing arrangements, a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. Any limitations on our ability to receive cash from our subsidiaries may negatively affect our cash flows and ability to service our indebtedness, pay dividends to our stockholders or repurchase shares of our common stock.

If we are unable to fund our capital expenditures for acquisitions, whether such acquisitions relate to individual vessels, fleets of vessels or other shipping companies, we may not be able to grow our company.

We would have to make substantial capital expenditures to further grow our company, including our 15 newbuilding vessels under construction, for which the aggregate remaining purchase price as of February 28, 2025 was approximately $1.2 billion. We might not have sufficient borrowing availability under our existing credit facilities, including our new $850 million credit facility entered into in February 2025, or other financing arrangements to fund these capital expenditures. In order to fund capital expenditures for future growth of our company, we generally plan to use equity and debt financing along with cash from operations. Our ability to obtain bank financing or access the capital markets through future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, conditions in the containership and drybulk charter market and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditure could limit our ability to grow our company.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes, including the payment of dividends to our stockholders.

Maintenance capital expenditures include capital expenditures associated with modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our existing fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards. Significant capital expenditures, including to maintain the operating capacity of our fleet, may reduce the cash available for other purposes, including servicing our debt, the payment of dividends to our stockholders and repurchases of shares of our common stock.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings and cash flows.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Our current fleet of 74 containerships had an average age (weighted by TEU capacity) of approximately 14.4 years as of February 28, 2025 and our current fleet of ten Capesize bulk carriers had an average age (weighted by DWT capacity) of approximately 14.2 years as of February 28, 2025. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Our Manager, Danaos Shipping, may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.

Acquiring and renewing time charters depends on a number of factors, including our ability to man our vessels with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our Manager’s ability to attract, hire, train and retain suitably skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters and voyage charters. Due to the ongoing conflict in Ukraine, there has been a limited supply of well-qualified crew from Ukraine and Russia, two jurisdictions that previously provided a significant portion of our crew. As a result, in recent years our Manager has hired more seafarers from other jurisdictions, who in some cases have less experience than the seafarers previously hired from Ukraine and Russia. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs, maintenance, and lubricants, our business, results of operations, financial condition and profitability may be adversely affected. In addition, any inability our Manager experiences in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If our Manager cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyberterrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations, cash flows and financial condition.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in United States dollars and for the year ended December 31, 2024, we incurred approximately 24.6% of our vessels’ operating expenses, primarily crew wages, as well as some of our general and administrative expenses, in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

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

Our credit facilities and other financing arrangements, which are secured by, among other things, mortgages on certain of our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Covenants, Events of Default, Collateral and Other Terms.” Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Low containership or drybulk vessels charter rates, or the failure of our charterers to fulfill their obligations under their charters for our vessels, due to financial pressure on these liner companies or drybulk charterers from weak demand for the seaborne transport of containerized cargo, drybulk cargoes or otherwise, may adversely affect our ability to comply with these covenants. The market values of containerships and drybulk vessels are sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise.

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

In addition, our credit facilities, and any future credit facility or other debt financing arrangements we enter into likely will, impose operating and financial restrictions on us and our subsidiaries, including relating to incurrence of debt and liens, making acquisitions and investments and paying dividends on or repurchasing our stock. Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities or pay dividends on our shares.

In addition, our credit facilities define any one of the following events as a “Change of Control” and the occurrence of any one such event will give rise to the lenders’ right to require a mandatory prepayment in full of such facilities, the cancellation of undrawn commitments under our applicable loan agreements and, in connection with our $850 million secured credit facility and our $450 million secured credit facility, lenders may not disburse loan proceeds in connection with a scheduled delivery of a newbuilding containership:

●	if Dr. John Coustas ceases to be both our Chief Executive Officer and a director of Danaos Corporation (other than due to his death or disability and, in such case, a replacement person is appointed by the board of directors of Danaos Corporation);
●	the Coustas Family ceases to own more than 15% of our voting share capital;
●	Dr. John Coustas and/or Danaos Investment Limited cease to own at least 80% of the equity interests and voting rights in our Manager;
●	if any group of: (i) our Board of Directors as of the date of such debt agreement and (ii) any directors elected following nomination by the existing board of directors, cease to comprise a majority of the board of directors of Danaos Corporation;
●	if any one or more persons (who are not members of the Coustas Family) acting in concert controls, Danaos Corporation; or
●	any one of our subsidiaries, as guarantors under our credit facilities, ceases to be a wholly-owned direct subsidiary of Danaos Corporation.

For more information on the events that constitute a “Change of Control”, as defined in our senior secured credit facilities, please see “Item 5. Operating and Financial Review and Prospects—Credit Facilities.”

Our Manager, Danaos Shipping, has also provided the lenders with an undertaking to continue to provide us with management services, not subcontract or delegate technical management of the vessels and to subordinate all claims against us to the claims of our lenders, and its failure to comply with such undertaking would be an event of default under our applicable loan agreements. In addition, failure to maintain Danaos Shipping as the manager of our financed vessels would also be an event of default under our applicable loan agreements.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities and our ability to service our outstanding indebtedness will depend on our future operating performance, including the charter rates we receive under charters for our vessels.

We had $744.5 million of outstanding indebtedness and $380.5 million of undrawn committed financing under senior secured credit facilities, as of December 31, 2024, and entered into an up to $850 million secured credit facility in February 2025 collateralized by 14 of our newbuilding containerships under construction. We expect to incur additional indebtedness under these committed credit facilities, including to finance part of the purchase price for 14 of our newbuilding containerships for which the aggregate remaining purchase price as of February 28, 2025 was approximately $1.2 billion, and we may seek to incur substantial additional indebtedness, as market conditions warrant, to make investments and grow our company to the extent that we are able to obtain such financing. This level of debt could have important consequences to us, including the following:

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

Although we had $380.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2024, and entered into a new up to $850 million senior secured credit facility in February 2025, if we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, or if our existing financing arrangements do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our credit facilities and Senior Notes. Our current financing arrangements also impose, and future financing arrangements may impose, operating and financial restrictions on us that may limit our ability to take certain actions, including the incurrence of additional indebtedness by existing subsidiaries, creating liens on our existing assets and selling capital stock of our existing subsidiaries.

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

Although we had $380.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2024, as well as up to $850 million of additional borrowing availability under our new credit facility entered into in February 2025 which is collateralized by 14 of the 15 containerships we have under construction as of February 28, 2025, the $292.5 million available for borrowing under our Citibank $382.5 million Revolving Credit Facility will reduce over time on a quarterly basis. We also intend to borrow against vessels we may acquire as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

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

Loans under our credit facilities are, generally, advanced at a floating rate based on SOFR, which has increased significantly in recent years. Interest rates can be volatile, which affects the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow, if interest rates remain elevated or increase significantly. SOFR rates may continue to increase or remain at the relatively high current levels, which could materially adversely affect our results of operations and financial condition. We expect to incur additional interest expense in future periods as we increase our level of borrowings to finance a portion of the purchase price of our contracted newbuildings and potentially future acquisitions and investments, including under our new $850 million senior secured credit facility which we entered into in February 2025, which will increase our exposure to interest rate fluctuations. We do not have any interest rate swaps or other derivative instruments currently for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. Moreover, even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. For additional information, see “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Credit Facilities.”

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, which continue to affect our operating expenses to a moderate extent. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business, including borrowings under our credit facilities which are advanced at a floating rate based on SOFR and for which we do not have any interest rate hedging arrangements. See “Item 5. Operating and Financial Review and Prospects—Impact of Inflation and Interest Rates Risk on our Business.”

We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

We do not currently have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps in substantial aggregate notional amounts, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at floating rates, as well as interest rate swap agreements converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates. Any hedging strategies we choose to employ may not be effective and we may again incur substantial losses, as we did in 2015 and prior years. Unless we satisfy the requirements to qualify for hedge accounting for interest rate swaps and any other derivative instruments, we would recognize all fluctuations in the fair value of any such contracts in our consolidated statements of income. Recognition of such fluctuations in our statement of operations may increase the volatility of our earnings. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

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

In 2022, in response to the ongoing conflict in Ukraine, the United States and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, prohibitions on the maritime transport of Russian oil and petroleum products that are purchased at or above a certain price, and prohibitions on investments in the Russian energy sector by U.S. persons, among other restrictions. In January 2025, COSCO was designated as a military company by the U.S. government, which could impact our eight vessels chartered to COSCO.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, any deemed non-compliance with sanctions by us or our Manager could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. We may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Terrorist attacks and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. Ongoing armed conflicts in various parts of the world, including events in the Middle East, may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to economic instability in the global economy and financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

Terrorist attacks targeted at sea vessels and the ongoing attacks on vessels by Houthis in the Red Sea and Gulf of Aden may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance. The conflict between Russia and Ukraine, and related sanctions imposed by the United States, EU and others, adversely affect the crewing operations of Danaos Shipping, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of this impact could worsen depending on future developments.

The tensions in the Middle East, including the war between Israel and Hamas in the Gaza Strip, has not negatively affected our business as of the date of this annual report, however, an escalation of these conflicts or further regional and international conflicts or armed action could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and our business. The Houthi attacks in the Red Sea and the Gulf of Aden have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea; however, the impact has generally been to increase sailing distances and thereby support freight and charter rates. The easing of these disruptions could therefore adversely affect charter rates.

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

The smuggling of drugs, other contraband or stowaways onto our vessels may lead to governmental claims against us.

Our vessels call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels or stowaways’ attempt to board, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel, or stowaways whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. In addition, certain of such occurrences with respect to the vessels not owned by us could negatively impact us; for example, the collision of a containership not owned by us into a bridge in Baltimore in March 2024 has generally increased insurance costs for companies in our industry.

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

Risks Relating to Our Key Employees and Our Management Arrangements

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our Manager, Danaos Shipping, and Danaos Chartering, each of which is ultimately owned by our major stockholder, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which is affiliated with Dr. Coustas. Dr. Coustas has substantial experience in the container shipping and drybulk shipping industries and has worked with us and our Manager for many years. He and others employed by us, our Manager and Danaos Chartering are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of our credit facilities and other financing arrangements, Dr. Coustas ceasing to serve as our Chief Executive Officer and a director of our Company, would give rise to the lenders being able to require us to repay in full debt outstanding under such agreements. If these certain individuals were no longer to be affiliated with us, our Manager or Danaos Chartering, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

Dr. Coustas, our chief executive officer, has entered into a restrictive covenant agreement with us under which he is precluded during the term of our management agreement with our Manager, Danaos Shipping, and the term of our brokerage services agreement with Danaos Chartering, and for one year thereafter from owning and operating drybulk ships or containerships larger than 2,500 TEUs and from acquiring or investing in a business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. We cannot be assured that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants.

In addition, DIL as trustee of the 883 Trust and Dr. Coustas are permitted to terminate the restrictive covenant agreement upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party. Upon such an occurrence, the non-competition restrictions on our Manager under our management agreement, and on Danaos Chartering under our brokerage services agreement, would also cease to apply.

We depend on our Manager and Danaos Chartering to operate our business.

Pursuant to the management agreements and the individual ship management agreements, the terms of which expires on December 31, 2025, our Manager and its affiliates, including Danaos Chartering, provides us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). See “Item 4. Information on the Company—Business Overview—Management of Our Fleet”. Our operational success will depend significantly upon our Manager’s and Danaos Chartering’s satisfactory performance of these services. Our business would be harmed if our Manager or Danaos Chartering failed to perform these services satisfactorily.

In addition, if the management agreements were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our Manager and Danaos Chartering. Our management agreement with any new manager may not be as favorable. Further, we would need to seek approval from our lenders to change our Manager. We are not permitted to change our manager, or to allow Danaos Shipping to subcontract or delegate management, without the prior written consent of our lenders. The terms of the management agreements expire on December 31, 2025, and automatically extends for additional 12-month terms, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term. For each subsequent 12-month term, the fees and commissions will be set at a mutually agreed upon rate between us and Danaos Shipping and Danaos Chartering, respectively, no later than 30 days prior to the commencement of the applicable subsequent term.

In addition, if Danaos Shipping suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU, UN or other sanctions, involving ships managed by Danaos Shipping, whether or not owned by us, it may harm the ability of our company or our subsidiaries to successfully compete in our industry, including due to charterers electing not to do business with Danaos Shipping or us.

Our ability to compete for and enter into new charters and to expand our relationships with our existing charterers depends largely on our relationship with our Manager, Danaos Chartering and their reputation and relationships in the shipping industry. If our Manager or Danaos Chartering suffers material damage to its reputation or relationships, it may harm our ability to:

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

Our Manager, Danaos Shipping, and Danaos Chartering are privately held companies and there is little or no publicly available information about them.

The ability of our Manager, Danaos Shipping, and its affiliate, Danaos Chartering, to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Manager’s and Danaos Chartering’s financial strength, and because each is a privately held company, information about their financial strength is not available. As a result, our stockholders might have little advance warning of problems affecting our Manager or Danaos Chartering, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our Manager or Danaos Chartering that has a material impact on us to the extent that we become aware of such information.

Being active in multiple lines of business, including managing multiple fleets, requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Since our entry into the drybulk sector in 2023, our fleet consists of both containerships and drybulk vessels. Containerships and drybulk vessels operate in different markets with different chartering characteristics and different customer bases. Our management team must devote significant attention and resources to different lines of business as well as to both our containership and drybulk fleets, and the time spent on each business will vary significantly from time to time depending on various circumstances and needs of each business. Each business requires significant attention from our management and could divert resources away from the day-to-day management of the other business, which could harm our business, results of operations, and financial condition.

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

The market price of our common stock has fluctuated widely since our initial public offering in October 2006 and may continue to do so as a result of many factors, including future share issuances, sales of shares by existing stockholders, our actual results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the containership and drybulk sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership and drybulk sectors, changes in general economic or market conditions and broader market fluctuations.

We may not continue to pay dividends on our common stock, particularly if market conditions change.

We reinstated quarterly cash dividend payments on our common stock in 2021; however, there can be no assurance that we will pay dividends or as to the amount of any dividend. Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under our credit facilities, we are permitted to pay dividends if, among other things, a default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the collateral coverage requirements and financial covenants applicable to the obligors thereunder. In addition, we are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. We cannot assure you that we will continue to pay dividends in the future or the amounts of any such dividends.

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

If our stockholders, in particular our major stockholder, DIL, which is affiliated with our Chief Executive Officer, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. In addition, sales of these shares of common stock could impair our ability to raise capital in the future. We have filed shelf registration statements with the SEC registering under the Securities Act close to half of the outstanding shares of our common stock for resale on behalf of existing stockholders, including our executive officers and directors. These shares may be resold in registered transactions and may also be resold subject to the requirements of Rule 144 under the Securities Act. We cannot predict the timing or amount of future sales of these shares of common stock, or the perception that such sales could occur, which may adversely affect prevailing market prices for our common stock.

Investors may view our having multiple lines of business, including ownership of multiple fleets, negatively, which may decrease the trading price of our securities.

We own and operate both containerships and drybulk fleets. Historically, companies that have multiple lines of business or own mixed asset classes have tended to trade at levels that suggest lower valuations than “pure play” shipping companies. Accordingly, investors may view our stock as relatively less attractive than stocks of pure play shipping companies, which could materially and adversely affect the trading price of our securities.

Our major stockholder has control over matters on which our stockholders are entitled to vote and may have interests that are different from the interests of our other stockholders.

Our major stockholder may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, DIL, which is affiliated with our Chief Executive Officer, owns approximately 50.02% of our outstanding shares of common stock as of February 27, 2025 and is the ultimate owner of our Manager and Danaos Chartering. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. There may be real or apparent conflicts of interest with respect to matters affecting such stockholder and its affiliates whose interests in some circumstances may be adverse to our interests.

For so long as our major stockholder continues to own a significant percentage of our common stock, it will be able to control or significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, during such period of time, such stockholder will have control or significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such stockholder continues to own a significant percentage of our common stock, it may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude an unsolicited acquisition of our company. The concentration of ownership could potentially deprive you of an opportunity to receive a premium for your common stock as part of a sale of our company and might affect the market price of our common stock.

Such stockholder and its affiliates engage in a broad spectrum of activities. In the ordinary course of its business activities, such stockholder may engage in activities where its interests conflict with our interests or those of our stockholders. For example, it may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our other stockholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm’s-length negotiations with unaffiliated third-parties.

As a foreign private issuer and a “controlled company” we are entitled to rely upon exemptions from certain NYSE corporate governance standards, and to the extent we elect to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a foreign private issuer, we are entitled to rely upon exemptions from many of the NYSE’s corporate governance practices. In addition, we are a “controlled company” under NYSE rules, which is a company of which more than 50% of the voting power is held by an individual, group or another company, and which may elect not to comply with certain NYSE corporate governance requirements. To the extent we rely on any of these exemptions, including to have a former employee director on our nominating and corporate governance committee and issue shares without shareholder approval, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

In addition, a “Change of Control”, as defined in our senior secured credit facilities, which includes Dr. John Coustas ceasing to serve as CEO and a director of the Company, the Coustas family ceasing to own at least 15% of the outstanding voting share capital of the Company, Dr. John Coustas or DIL ceasing to control our Manager, one or more persons acting in concert, other than members of the Coustas family, controlling our company, and changes to our board of directors in certain circumstances, will give rise to our lenders’ right to require a mandatory prepayment in full of such facilities and a cancellation of undrawn commitments, including the revolving credit facility. In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities–Senior Notes.”

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

We believe that we and our subsidiaries have previously qualified for the Section 883 statutory tax exemption and have taken that position for U.S. federal income tax reporting purposes. It is uncertain as to whether we will continue to qualify for this statutory tax exemption, and there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year. For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if stockholders each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by “qualified stockholders” (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified stockholders owned more than 50% of our shares for at least half of the days in the relevant taxable year. There can be no assurance that we will be able to establish such ownership by qualified stockholders for any tax year.

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

While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2024. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

Item 4.Information on the Company

History and Development of the Company

Danaos Corporation is an international owner of container vessels and drybulk vessels, chartering our container vessels to many of the world’s largest liner companies and employing our drybulk vessels on short-term time charters and voyage charters. We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005, under the Marshall Islands Business Corporations Act, after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Danaos Corporation completed its initial public offering and was publicly listed on the New York Stock Exchange in October 2006.

Our Company’s long history in the shipping industry dates back to the 1960s. Our largest stockholder is DIL, an entity affiliated with our Chief Executive Officer, Dr. John Coustas. Dimitris Coustas, the father of Dr. Coustas, first invested in shipping in 1963 and founded our Manager, in 1972. Since that time, the Company has continuously provided seaborne transportation services under the management of the Coustas family. After assuming management of our company in 1987, Dr. Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry and grown our fleet from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 74 containerships aggregating 471,477 TEUs, 15 under construction containerships aggregating 128,220 TEUs and 10 Capesize bulk carriers aggregating 1,760,861 DWT as of February 28, 2025.

Danaos Corporation operates through a number of subsidiaries incorporated in Liberia and the Republic of the Marshall Islands, all of which are wholly owned by Danaos Corporation and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of February 28, 2025 and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

We are an international owner of containerships and drybulk vessels, chartering our containerships to many of the world’s largest liner companies and employing our drybulk vessels on short-term time charters and voyage charters. As of February 28, 2025, we had a fleet of 74 containerships aggregating 471,477 TEUs, 15 under construction containerships aggregating 128,220 TEUs and 10 Capesize bulk carriers aggregating 1,760,861 DWT.

Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 28, 2025, these customers included CMA-CGM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Sealead, Niledutch, Samudera, OSC, ILS and Arkas. We operate our drybulk carriers in the spot market, on short-term time charters and voyage charters.

As of December 31, 2024, the average remaining duration of the charters for our 89 containerships, which includes our newbuilding containerships scheduled for delivery in 2025 through 2028 (and gives effect to new charters, including for two of our newbuilding containerships, entered into in February 2025), ) was 3.9 years (weighted by aggregate contracted charter hire). These contracts are expected to provide total contracted revenues of approximately $3.8 billion during their fixed terms, which expire between 2025 and 2033, subsequent to December 31, 2024. Our charters have initial terms ranging up to 18 years, which provide us with stable cash flows and high utilization rates. Our containerships fleet ranges in size from 2,200–13,100 TEU, providing us flexibility to serve the diverse needs of our customers.

Our Fleet

General

Danaos is one of the largest containership operating lessors in the world. Since going public in 2006, we have increased the TEU carrying capacity of our fleet in-the-water by more than four-fold. Since the beginning of 2022, we have ordered 22 newbuilding containerships with 180,604 TEU aggregate capacity, seven of which have been delivered to us, for an aggregate purchase price of $2.0 billion. Today, our fleet includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. All of the newbuilding containerships in our orderbook are designed with the latest eco characteristics, will be methanol fuel ready, fitted with open loop scrubbers and Alternative Maritime Power (AMP) units and will be built in accordance with the latest requirements of the International Maritime Organization (IMO) in relation to Tier III emission standards and Energy Efficiency Design Index (EEDI) Phase III.

We entered the drybulk sector, in which we had previously operated prior to 2008, by adding 7 Capesize drybulk carriers aggregating 1,231,157 DWT to our fleet in 2023 and 3 Capesize drybulk carriers aggregating 529,704 DWT in 2024, which have an average age (weighted by DWT) of 14.2 years as of February 28, 2025, for an aggregate purchase price of $219.4 million.

We deploy our containership fleet principally under multi -year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 28, 2025, our containership fleet was comprised of 72 containerships deployed on time charters, 5 of which are scheduled to expire in 2025, and 2 containerships deployed on bareboat charters. The average age (weighted by TEU) of the 74 vessels in our containership fleet was approximately 14.4 years as of February 28, 2025, which excludes our 15 newbuilding containerships scheduled for delivery in 2025 through 2028. As of December 31, 2024, the average remaining duration of the charters for the 89 vessels in our containership fleet, which includes our newbuilding containerships scheduled for delivery in 2025 through 2028 (and gives effect to new charters, including for two of our newbuilding containerships, entered into in February 2025), was 3.9 years (weighted by aggregate contracted charter hire).

We currently intend to charter our drybulk vessels primarily on short-term time charters and voyage charters, and accordingly we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for drybulk vessels.

Characteristics

The table below provides additional information, as of February 28, 2025, about our fleet of 74 cellular containerships and their charter deployment profile:

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate

Ambition (ex Hyundai Ambition)	2012	13,100	April 2027	April 2027	$51,500	+ 6 months	$51,500
						+ 10.5 to 13.5 months	$51,500
						+ 10.5 to 13.5 months	$51,500
Speed (ex Hyundai Speed)	2012	13,100	March 2027	March 2027	$51,500	+ 6 months	$51,500
						+ 10.5 to 13.5 months	$51,500
						+ 10.5 to 13.5 months	$51,500
Kota Plumbago (ex Hyundai Smart)	2012	13,100	July 2027	July 2027	$54,000	+ 3 to 26 months	$54,000
Kota Primrose (ex Hyundai Respect)	2012	13,100	April 2027	April 2027	$54,000	+ 3 to 26 months	$54,000
Kota Peony (ex Hyundai Honour)	2012	13,100	March 2027	March 2027	$54,000	+ 3 to 26 months	$54,000
Express Rome	2011	10,100	May 2027	May 2027	$37,000	+ 6 months	$37,000
Express Berlin	2011	10,100	December 2029	December 2026	$33,000
				December 2029	$45,500	+ 4 months	$45,500
Express Athens	2011	10,100	May 2027	May 2027	$37,000	+ 6 months	$37,000
Le Havre	2006	9,580	June 2028	June 2028	$58,500	+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	May 2028	$58,500	+ 4 months	$58,500
Bremen	2009	9,012	January 2028	January 2028	$56,000	+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	January 2028	$56,000	+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	May 2026	$47,500	+ 4 months	$47,500
Belita	2006	8,533	July 2026	July 2026	$45,000	+ 6 months	$45,000
Kota Manzanillo	2005	8,533	December 2028	February 2026	$47,500
				December 2028	$39,300	+ 4 months	$39,300
						+ 9 to 11 months	$39,300
CMA CGM Melisande	2012	8,530	January 2028	January 2028	$34,500	+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	May 2027	$34,500	+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	July 2027	$34,500	+ 3 to 13.5 months	$34,500

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter		Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)		Period	Charter Rate

CMA CGM Bianca	2011	8,530	September 2027	September 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	November 2027	$34,500		+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	May 2028	$56,000		+ 4 months	$56,000
Kota Santos	2005	8,463	June 2029	August 2025	$55,000
				August 2026	$50,000
				June 2029	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
Catherine C (6)	2024	8,010	June 2029	June 2029	$42,000		+ 2 months	$42,000
Greenland (6)	2024	8,010	August 2029	August 2029	$42,000		+ 2 months	$42,000
Greenville (7)	2024	8,010	October 2029	October 2029	$42,000		+ 2 months	$42,000
Greenfield (8)	2024	8,010	November 2029	November 2029	$42,000		+ 2 months	$42,000
Interasia Accelerate (6)	2024	7,165	April 2027	April 2027	$36,000		+ 4 months	$36,000
							+ 22 to 26 months	$40,000
Interasia Amplify (7)	2024	7,165	September 2027	September 2027	$36,000		+ 4 months	$36,000
							+ 22 to 26 months	$40,000
CMA CGM Moliere	2009	6,500	March 2027	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	September 2025	$60,000		+ 2 months	$60,000
							+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	November 2025	$40,000		+ 2 months	$40,000
							+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	January 2026	$40,000		+ 2 months	$40,000
							+ 23 to 25 months	$30,000
Racine	2010	6,500	June 2029	June 2026	$32,500
				June 2029	$35,500		+ 4 months	$35,500
YM Mandate	2010	6,500	January 2028	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	April 2027	April 2025	$23,000
				April 2027	$35,000		+ 2 months	$35,000
							+ 11 to 13 months	$35,000
Savannah (ex ZIM Savannah)	2002	6,402	June 2027	August 2025	$25,650
				June 2027	$40,000		+ 1.5 months	$40,000
							+ 10.5 to 13.5 months	$30,000
Phoebe (9)	2025	6,014	October 2031	December 2026	$35,000		+ 3 months	$35,000
				October 2031	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Kota Lima	2002	5,544	September 2025	September 2025	$27,500		+ 2 months	$27,500
							+ 10 to 12 months	$24,000
Suez Canal	2002	5,610	April 2026	April 2026	$27,500		+2 months	$27,500
Wide Alpha	2014	5,466	July 2027	August 2025	$20,750
				July 2027	$34,000		+ 3 months	$34,000
Stephanie C	2014	5,466	May 2028	June 2025	$55,500
				May 2028	$33,750		+2 months	$33,750
							+23 to 25 months	$33,750
Euphrates (ex Maersk Euphrates)	2014	5,466	September 2028	October 2025	$20,500
				September 2028	$33,750		+2 months	$33,750
							+23 to 25 months	$33,750
Wide Hotel	2015	5,466	September 2027	October 2025	$20,750
				September 2027	$34,000		+ 3 months	$34,000
Wide India	2015	5,466	October 2028	November 2025	$53,500
				October 2028	$33,750		+ 2 months	$33,750
							+ 23 to 25 months	$33,750
Wide Juliet	2015	5,466	September 2025	September 2025	$24,750		+ 4 months	$24,750
							+ 7 to 9 months	$25,000
							+ 11 to 13 months	$30,000
Rio Grande	2008	4,253	November 2026	November 2026	$30,000		+ 2 months	$30,000
Merve A	2008	4,253	August 2027	September 2025	$24,000
				August 2027	$26,000		+ 2 months	$26,000
Kingston	2008	4,253	June 2027	June 2025	$23,900
				June 2027	$35,500		+ 2.5 months	$35,500
Monaco (ex ZIM Monaco)	2009	4,253	December 2026	December 2026	$30,000		+ 2 months	$30,000
Dalian	2009	4,253	March 2026	March 2026	$48,000		+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2028	December 2025	$30,000
				August 2028	$35,000		+ 2 months	$35,000
Seattle C	2007	4,253	October 2026	October 2026	$30,000		+ 2 months	$30,000
Vancouver	2007	4,253	November 2026	November 2026	$30,000		+ 2 months	$30,000
Derby D	2004	4,253	January 2027	January 2027	$36,275		+ 3 months	$36,275
Tongala	2004	4,253	November 2026	November 2026	$30,000		+ 1.5 months	$30,000
Dimitris C	2001	3,430	September 2027	November 2025	$40,000
				September 2027	$30,000		+ 3 months	$30,000
							+ 11 to 13 months	$30,000
Express Argentina	2010	3,400	December 2026	December 2026	$27,000		+2 months	$27,000
Express Brazil	2010	3,400	April 2027	June 2025	$37,750
				April 2027	$30,000		+ 3 months	$30,000
							+ 11 to 13 months	$30,000
Express France	2010	3,400	July 2027	September 2025	$37,750
				July 2027	$30,000		+ 3 months	$30,000

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate

						+ 11 to 13 months	$30,000
Express Spain	2011	3,400	January 2027	January 2027	$28,500	+ 2 months	$28,500
Express Black Sea	2011	3,400	January 2027	January 2027	$28,500	+ 2 months	$28,500
Singapore	2004	3,314	March 2027	May 2025	$22,600
				March 2027	$27,750	+2 months	$27,750
Colombo	2004	3,314	January 2027	January 2027	$28,500	+ 2 months	$28,500
Zebra	2001	2,602	November 2025	November 2025	$26,250	+ 2 months	$26,250
						+ 11 to 13 months	$19,000
Artotina	2001	2,524	January 2026	May 2025	$28,000
				January 2026	$23,000	+ 2 months	$23,000
Phoenix D	1997	2,200	March 2026	April 2025	$28,000
				March 2026	$23,000	+ 3 months	$23,000
Sprinter	1997	2,200	May 2026	May 2026	$21,000	+ 2 months	$21,000
Future	1997	2,200	May 2026	May 2026	$21,000	+ 2 months	$21,000
Advance	1997	2,200	June 2026	June 2026	$21,000	+ 2 months	$21,000
Bridge	1998	2,200	January 2028	June 2025	$23,000
				January 2028	$16,000	+ 2 months	$16,000
Highway	1998	2,200	January 2028	April 2025	$14,000
				January 2028	$17,000	+ 2 months	$17,000
Progress C	1998	2,200	April 2026	April 2026	$21,000	+ 2 months	$21,000
1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Bareboat charter rate.
6.	The newbuilding vessels were delivered in the second quarter of 2024.
7.	The newbuilding vessels were delivered in the third quarter of 2024.
8.	The newbuilding vessel was delivered in the fourth quarter of 2024.
9.	The newbuilding vessel was delivered in January 2025.

The specifications of our 15 contracted container vessels under construction as of February 28, 2025, are as follows:

					Minimum
				Expected	Charter	Charter	Extension Options(3)
Hull Number	Year Built	Size (TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)	Period	Charter Rate(2)
Hull No. CV5900-08	2025	6,014	Qingdao Yangfan	Q4 2025	1.9 years	$35,000	+ 3 months	$35,000
					4.8 years	$32,500	+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Hull No. YZJ2023-1556	2026	8,258	Yangzijiang	Q3 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. YZJ2023-1557	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. YZJ2024-1612	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. YZJ2024-1613	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. YZJ2024-1625	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. YZJ2024-1626	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. YZJ2024-1668	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
Hull No. C9200-7	2027	9,200	Dalian Shanhaiguan	Q1 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
Hull No. C9200-8	2027	9,200	Dalian Shanhaiguan	Q2 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
Hull No. C9200-9	2027	9,200	Dalian Shanhaiguan	Q4 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
Hull No. C9200-10	2028	9,200	Dalian Shanhaiguan	Q2 2028	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
Hull No. C9200-11	2028	9,200	Dalian Shanhaiguan	Q3 2028	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
Hull No. H2596	2027	9,200	CSSC Huangpu	Q3 2027	6 years	$48,500	+12 months	$48,500
			Wenchong				+ 28 to 32 months	$48,500
Hull No. H2597	2027	9,200	CSSC Huangpu	Q4 2027	6 years	$48,500	+12 months	$48,500
			Wenchong				+ 28 to 32 months	$48,500
1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.

The following table describes the details of our ten Capesize drybulk vessels as of February 28, 2025:

	Year	Capacity
Vessel Name	Built	(DWT)
Achievement	2011	175,966
Genius	2012	175,580
Ingenuity	2011	176,022
Integrity	2010	175,966
Peace	2010	175,858
W Trader	2009	175,879
E Trader	2009	175,886
Gouverneur (ex Xin Hang)(1)	2010	178,043
Valentine (ex Star Audrey)(1)	2011	175,125
Danaos (ex Guo May)(2)	2011	176,536
1.	The vessels were delivered to us in the second quarter of 2024.
2.	The vessel was delivered to us in the third quarter of 2024.

Star Bulk Carriers Corp. Shares

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE), consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million was acquired from Virage International Ltd., our related company). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, we own 4,070,214 shares of common stock of Star Bulk Carriers Corp. fair valued at $60.9 million as of December 31, 2024. We recognized a $25.2 million loss on marketable securities and dividend income on these securities amounting to $9.3 million in the year ended December 31, 2024.

ZIM Shares

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

Charterers

As the container shipping industry has grown, the major liner companies have contracted for additional containership capacity, to supplement the containerships owned by them directly. As of February 28, 2025, our diverse group of customers in the containership sector included CMA-CGM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Sealead, Niledutch, Samudera, OSC, ILS and Arkas.

The containerships in our fleet are primarily deployed under multi-year, fixed-rate charters having initial terms up to 18 years. These charters expire at staggered dates ranging from September 2025 to the fourth quarter of 2033 (including time charters for our newbuilding container vessels). The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

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

We currently intend to charter our drybulk vessels primarily on short-term time charters and voyage charters, and accordingly we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for drybulk vessels. Spot market charters generate revenues that are less predictable, but may enable us to achieve increased profit margins during periods of high rates in the charter market and can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. Our Capesize bulk carriers generated revenue from short-term time charters and voyage charter agreements from 14 customers in the year ended December 31, 2024. Under voyage charter agreements, the customers generally specify a minimum amount of cargo to be transported for a defined rate between the ports. Under voyage charter agreements, all voyage expenses and vessel operating expenses are borne and paid by us. Voyage expenses consist primarily of port and canal charges, bunker (fuel) expenses, agency fees, address commissions and brokerage commissions related to the voyage.

Management of Our Fleet

Our chief executive officer, chief operating officer, chief financial officer and chief commercial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping and its newly-formed affiliate Danaos Chartering, which are each ultimately owned by DIL, which is affiliated with our Chief Executive Officer. We have a management agreement pursuant to which Danaos Shipping and its affiliates provide us and our subsidiaries with technical and administrative services and, until February 2025, certain commercial services. From 2025, pursuant to a brokerage services agreement Danaos Chartering provides us with certain commercial services, including chartering and sale and purchase brokerage services, previously provided by Danaos Shipping. Our Manager and Danaos Chartering report to us and our board of directors through our chief executive officer, chief operating officer, chief financial officer and chief commercial officer, each of which is appointed by our board of directors.

Danaos Shipping, we believe, is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping’s strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a ship-management software and services company.

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

Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece, Russia, as well as in Odessa and Mariupol (damaged by the war) in Ukraine and in Zanzibar, Tanzania and we assume directly all related crewing, technical and other costs in our operating expenses. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels. Due to the war in Ukraine, Danaos Shipping also cooperates with external crew agencies in order to hire and employ seafarers from Egypt, Ghana and Philippines.

Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and in prior years it did not actively manage any other company’s vessels, other than vessels previously owned by our former joint venture Gemini. Danaos Shipping and Danaos Chartering also do not arrange the employment of other vessels and have agreed that, during the term of our management agreement and brokerage services agreement, respectively, they will not provide any management services to any other entity without our prior written approval, other than with respect to other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. We believe we have and will derive significant benefits from our relationship with Danaos Shipping and Danaos Chartering.

Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during the term of our management agreement and brokerage services agreement. In addition, our chief executive officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships of larger than 2,500 TEUs or any drybulk carriers. Danaos Chartering has agreed to the same restrictions during the term of the brokerage services agreement and for one year thereafter. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or to acquire or invest in any such business, our chief executive officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our chief executive officer and our Manager and Danaos Chartering will be permitted to provide management services to such vessels.

Danaos Shipping provides us with administrative and technical management services under a management agreement. Danaos Chartering, from 2025, provides us with certain commercial services under a brokerage services agreement, which were previously provided by Danaos Shipping. Under the management agreement we will pay Danaos Shipping the following fees for 2025: (i) an annual management fee of $2.0 million and 100,000 shares of our common stock, payable annually in the fourth quarter, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, for each calendar day we own each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter or voyage charter, for each calendar day we own each vessel, and (iv) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. Under the brokerage services agreement, we will pay to Danaos Chartering the following fees in 2025: (i) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel and (ii) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts. The terms of the management agreement and brokerage services agreement expire on December 31, 2025, and automatically extend for additional 12-month terms, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term. For each subsequent 12-month term, the fees and commissions will be set at a mutually agreed upon rate between us and Danaos Shipping or Danaos Chartering, respectively, no later than 30 days prior to the commencement of the applicable subsequent term.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing containership services comes from a number of experienced shipping companies. In the containership sector, these companies include Atlas Corporation, Zodiac Maritime and Costamare Inc. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system in the past years, which was based on tax benefits provided to private investors. While the German tax law has been amended to significantly restrict the tax benefits available to taxpayers who invest in such entities after November 10, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities may continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies. The nature of the containership sector within the larger shipping industry is such that significant time is necessary to develop the operating expertise and build up a professional reputation to obtain and retain customers. We focus on larger TEU capacity containerships. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships. We believe our large fleet capacity, combined with our long-established business relationships and long-term contracts provide us with an important advantage in the increasingly competitive containership business.

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

Crewing and Employees

We directly employ our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Chief Commercial Officer. As of December 31, 2024, 1,875 people served on board the vessels in our fleet and 250 people provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. In addition, Danaos Shipping, our Manager, is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew related expenses. We are not responsible for the compensation of shore-based employees of our Manager or Danaos Chartering. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

The following table lists the next drydockings scheduled for our current container vessels and drybulk vessels fleet for the next three years:

	2025	2026	2027
Number of container vessels *	9	6	14
Number of drybulk vessels	3	1	2

*Does not include vessels under bareboat charters.

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

We do not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the vessels in our fleet, other than with respect to any period during which our vessels are detained due to incidents of piracy, because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a limited number of off-hire days.

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

Our P&I insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per event. Our P&I Excess war risk coverage limit is $500.0 million, with a sub - limit of $100.0 million in respect of Russian, Ukrainian and Belarus waters and in respect of certain war and terrorist risks and the liabilities arising from bio-chemical etc., the limit is $30.0 million. For passengers and seaman risks, the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The twelve P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group’s claim records, as well as the individual claims’ records of all other members of the analogous individual associations and their performance. If our insurance providers are not able to obtain reinsurance for port calls in Iran, due to continuing U.S. primary sanctions applicable to U.S. persons facilitating transactions involving Iran, we may have to pay additional premiums with respect to any port calls that our charterers direct our vessels to make in Iran.

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

Additionally, more stringent emission standards apply in coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”) as Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic ECAs to include all coastal waters within 12 nautical miles of the mainland. Effective from January 1, 2022, all vessels entering Korean ports are prohibited from consuming marine fuel with sulfur content exceeding 0.5% cap and are prohibited from consuming maritime fuel with sulfur content exceeding 0.1% cap in the SOx ECAs. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, are being enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution agreed to support the designation of a new ECA in the Mediterranean. The Mediterranean Sea ECA for SOx and Particulate Matter was approved at MEPC 78 and was formally designated during MEPC 79 in December 2022. MEPC 79 designated the Mediterranean Sea as an ECA for SOx and particulate matter, under MARPOL Annex VI. The amendment became effective on May 1, 2024, with the new limit taking effect on May 1, 2025. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on an illustration of a possible draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero.

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

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention was ratified by 16 states, representing 40% of the world fleet, in June 2023 and will enter into force on June 26, 2025. The Hong Kong Convention requires ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts (1) Part I - hazardous materials inherent in the ship’s structure and fitted equipment; (2) Part II - operationally generated wastes; and (3) Part III - stores. Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM. We have established policies to ensure that each of our vessels covered by the Convention will maintain an accurate and up-to-date IHM. We are also working actively with all shipyards constructing our newbuilds on-order to ensure that the vessels are properly equipped with an IHM.

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

On April 12, 2013, EPA issued the current VGP (the “2013 VGP”). The 2013 VGP contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO’s requirements under the BWM Convention, discussed below, and are consistent with the USCG’s 2012 ballast water discharge standards, also described below. The 2013 VGP also includes additional management requirements for non-ballast water discharges and requires the submission of annual reports by all vessels covered by the 2013 VGP. We have submitted NOIs for all of our vessels that operate or potentially operate in U.S. waters and have submitted annual reports for all of our covered vessels. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the United States in case compliance issues arise.

Environmental Regulation—The Clean Air Act

The Federal Clean Air Act, including its amendments of 1977 and 1990 (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. The California Air Resources Board has adopted clean fuel regulations applicable to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter any California ports, terminal facilities or internal or estuarine waters. Only marine gas oil or marine diesel oil fuels with 0.1% sulfur content or less will be allowed. If new or more stringent requirements relating to marine fuels or emissions from marine diesel engines or port operations by vessels are adopted by the EPA or any states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

In addition, as of January 1, 2009, every company and/or registered owner is required to have an identification number which conforms to the IMO Unique Company and Registered Owner Identification Number Scheme. Danaos Shipping has also complied with this requirement.

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

Vessel Recycling Regulations

The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention (the “Recycling Regulation”) and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the Recycling Regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Recycling Regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the Recycling Regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The Recycling Regulation took effect on non-EU- flagged vessels calling on EU ports of call beginning on December 31, 2020.

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

Overview

Our business is to provide international seaborne transportation services by operating vessels in the containership and drybulk sectors of the shipping industry. As of February 28, 2025, we had a fleet of 74 containerships aggregating 471,477 TEUs and 15 under construction containerships aggregating 128,220 TEUs and making us among the largest containership charter owners in the world, based on total TEU capacity. In 2023, we added 7 Capesize drybulk vessels aggregating 1,231,157 DWT in capacity to our fleet, and in 2024, we acquired three additional Capesize drybulk vessels aggregating 529,704 DWT in capacity.

We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 28, 2025, 72 of the 74 containerships in our fleet were employed on time charters, of which 5 expire in 2025, and two containerships were employed on bareboat charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 28, 2025, our diverse group of customers in the containership sector included CMA-CGM, MSC, Yang Ming, Hapag Lloyd, ZIM, Maersk, COSCO, OOCL, ONE, PIL, Sealead, Niledutch, Samudera, OSC, ILS and Arkas. We operate our drybulk carriers in the spot market, on short-term time charters and voyage charters.

The average number of container vessels in our fleet for the years ended December 31, 2024, 2023 and 2022 was 70.2, 68.1 and 70.7, respectively. The average number of drybulk vessels in our fleet for the years ended December 31, 2024 and 2023 was 8.6 and 1.1, respectively.

Our Manager

Our operations are managed by Danaos Shipping, our Manager, and its newly-formed affiliate Danaos Chartering under the supervision of our officers and our board of directors. We believe our Manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have management agreements pursuant to which our Manager and its affiliates provide us and our subsidiaries with technical and administrative services and Danaos Chartering provides us with certain commercial services. The terms of these agreements expire on December 31, 2025 (subject to certain termination rights described in “Item 7. Major Shareholders and Related Party Transactions”), and thereafter extend for additional 12-month terms unless six months’ notice of non-renewal is provided by either party. Our Manager and Danaos Chartering are ultimately owned by DIL, which is also our largest stockholder.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

●	Number of Vessels in Our Fleet. The number of vessels in our fleet, and their TEU capacity for containerships or DWT capacity for drybulk vessels, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet, including one 2,200 TEU vessel in 2024. We entered the drybulk sector in 2023 and we had an average of 1.1 and 8.6 drybulk vessels in our fleet in 2023 and 2024, respectively, while we currently have 10 Capesize drybulk carriers. Since the beginning of 2022, we have ordered 22 newbuilding containerships with 180,604 TEU aggregate capacity, seven of which have been delivered to us, for an aggregate purchase price of $2.0 billion.
●	Charter Rates. Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership and drybulk vessels capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by our charterers and economic conditions in the industries which use our charterers, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on short-term time charters or voyage charters such as our Capesize bulk carriers, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter, such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our vessels under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 28, 2025, the charters for five of our containerships are scheduled to expire in 2025. Charter rate levels for containerships generally improved in 2024 and remained at relatively high levels in early 2025, however, to the extent charter rates are at levels lower than were prevailing when we entered into expiring charters, we may have to re-charter these vessels for rates lower than the level of their current charter rates.

Our Capesize drybulk carriers are principally deployed on spot market charters, which generate revenues that are less predictable, but may enable us to achieve increased profit margins during periods of high rates in the charter market and can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. Spot market and period charter rates for Capesize drybulk carriers declined in the latter part of 2024 and were at relatively low levels in early 2025.

●	Utilization of Our Fleet. Due to the multi-year charters under which they are often operated, our container vessels have consistently been deployed at high levels of utilization. During 2024, our container vessels fleet utilization was 97.2%, compared to 97.7% in 2023, and 97.3% in 2022. Fleet utilization for our drybulk vessels, which are deployed in the spot market which generally results in lower utilization, was 87% for the year ended December 31, 2024 and 80.8% for the year ended December 31, 2023. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 198, 92 and 68 total off-hire days for our container vessels fleet during the years ended December 31, 2024, 2023 and 2022, respectively, other than for scheduled drydockings and special surveys. An increase in annual off-hire days could reduce our utilization. We currently expect to drydock approximately 12 of our vessels in 2025. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes, or we are not able to achieve high utilization of our drybulk vessels, our financial results would be affected.
●	Expenses. Our ability to control our fixed and variable expenses, including those for port and bunker expenses, commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including any interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future. See “—Liquidity and Capital Resources.”

The following table presents the contracted utilization of our fleet of 73 operating container vessels and of our 16 newbuilding container vessels, scheduled for delivery in 2025 through 2028, as of December 31, 2024:

	2025	2026-2027	2028-2029	2030-2033	Total
Number of vessels whose charters are set to expire in the respective period (1)	9	47	17	14	87
TEU’s on expiring charters in the respective period	37,465	299,657	128,341	115,834	581,297
Contracted operating days (2)	25,109	33,000	13,813	13,100	85,022
Total operating days (2)	26,564	55,588	58,932	113,179	254,263
Contracted operating days/Total operating days	94.5%	59.4%	23.4%	11.6%	33.4%
(1)	Refers to the incremental number of our 73 operating container vessels and 14 newbuilding container vessels with arranged time charters expiring within the respective periods. Excludes two containership newbuilding vessels, scheduled to be delivered in 2027, for which charters have been arranged subsequent to December 31, 2024, as well as our drybulk vessels which we generally operate on short term time charters or voyage charters.
(2)	Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off - hire days to perform periodic maintenance. If actual off - hire days are greater than estimated, these would decrease the amount of operating days above. Total operating days also include our 16 newbuilding vessels from the expected scheduled delivery date to us in 2025 through 2028.

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

Revenues from multi-year period charters of our containerships comprised a substantial portion of our revenues for the years ended December 31, 2024, 2023 and 2022. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we employ our Capesize bulk carriers under voyage charter agreements under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses. In 2024, we generated $47.0 million of revenue from voyage charter agreements and $30.0 million of revenue from short-term time charter agreements of our Capesize bulk carriers.

In May 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our containerships, representing partial prepayment of charter hire payable up to January 2027. Our future expected minimum charter hire payments as of December 31, 2024, based on contracted charter rates, from our non-cancellable time charter and bareboat charter arrangements for our containerships is shown in the table below. Although these expected future minimum payments are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See “Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.”

Future Minimum Payments from Charters as of December 31, 2024(1)

(Amounts in millions of U.S. dollars)

Number of Vessels	2025	2026-2027	2028-2029	2030-2033	Total
87	$896.0	$1,274.0	$590.9	$577.4	$3,338.3
(1)	Refers to our 73 operating container vessels and 14 newbuilding vessels with arranged time charters expiring within the respective periods (excludes two containership newbuilding vessels, scheduled to be delivered in 2027, for which charters have been arranged subsequent to December 31, 2024). Annual calculations are based on an assumed 364 revenue days per annum representing contracted future minimum payments expected to be received on non-cancellable time charter and bareboat charter agreements based on contracted charter rates. Although these contracted future minimum payments are based on contractual charter rates, any contract is subject to performance by the counter parties and us. In addition to the contracted minimum payments reflected in the above table, the charter hire prepayment amounting to $238.9 million, received in May 2022 relating to 15 of our containerships, is recognized in revenue through the remaining period of the charter party agreements up to January 2027.

As of February 28, 2025, we have 5 container vessels employed on charters expiring in 2025 and 17 employed on charters expiring in 2026, 10 Capesize bulk carriers employed in the spot market under voyage charters or short-term time charters, as well as 15 newbuilding containerships scheduled for delivery in 2025 through 2028. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Our Capesize bulk carriers generated revenue from short-term time charter agreements and voyage charter agreements from 14 customers in the year ended December 31, 2024. Under voyage charter agreements, the customers generally specify a minimum amount of cargo to be transported for a defined rate between the ports. Under voyage charter agreements, all voyage expenses and vessel operating expenses are borne and paid by us. The voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since we retain control over the operations of our vessel and are therefore considered service contracts. We account for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the services that will be transferred to the charterer. Demurrage income, which represents a form of variable consideration when loading or discharging time exceeds the stipulated time in the voyage charter agreement, is included in voyage revenues and was immaterial in the year ended December 31, 2023 and the year ended December 31, 2024. The majority of revenue from voyage charter agreements is usually collected in advance. We determined that there is one single performance obligation for each of our voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, we concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the vessel’s performance as we perform. Therefore, since our performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Amortization of Time Charters Assumed on Acquisition of Vessels

Eleven of our container vessel additions in 2021 were acquired with attached time charter agreements, which were below market terms prevailing at their acquisition date. As the present value of the contractual cash flows of these time charter agreements assumed was lower than its current fair value, the difference was recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Amortization of these time charter agreements resulted in an increase of our revenue by $4.5 million, $21.2 million and $56.7 million in the years ended December 31, 2024, 2023 and 2022, respectively. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on our weighted average cost of capital close to the acquisition date and the estimated average off-hire rate.

Voyage Expenses

Under voyage charter agreements, on which we frequently charter our drybulk vessels, all voyage costs are borne and paid by us. Voyage expenses consist primarily of port and canal charges, bunker (fuel) expenses, agency fees, address commissions and brokerage commissions related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that are incurred from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance our resources by putting our vessel in a location to satisfy our performance obligation under a contract and are amortized on a straight-line basis as the related performance obligations are satisfied.

Under multi-year time charters and bareboat charters, such as those on which we charter our container vessels and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of the overall expenses under time charters and bareboat charters.

From time to time, in accordance with industry practice and in respect of the charters for our container vessels we pay brokerage commissions of 0.77% up to 3.75% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 2.0% up to 5.0% to a limited number of our charterers. In 2024, 2023 and 2022 we paid a fee to Danaos Shipping of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2025, this fee will remain at 1.25%, payable to Danaos Chartering under our brokerage services agreement.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance or inflationary pressures, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund Danaos Shipping in advance with amounts it will need to pay our fleet’s vessel operating expenses.

Under voyage charters and time charters, such as those on which we charter all but two of our vessels as of February 28, 2025, we pay for vessel operating expenses. Under bareboat charters, such as those on which we charter two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

Impairment Loss

There was no impairment loss in the years ended December 31, 2024, 2023 and 2022. See “Critical Accounting Estimates—Impairment of Long-lived Assets.”

Depreciation

We depreciate our vessels on a straight-line basis over their estimated remaining useful economic lives. We estimate the useful lives of our containerships to be 30 years and of our Capesize bulk carriers to be 25 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

General and Administrative Expenses

We paid Danaos Shipping the following management fees for 2024, which will remain the same for 2025: (i) an annual management fee of $2.0 million and 100,000 shares of common stock payable in the fourth quarter, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, for each calendar day we own each vessel, and (iii) a daily vessel management fee of $950 for vessels on time charter or voyage charter, for each calendar day we own each vessel. In 2023 and 2022 we paid Danaos Shipping: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, for each calendar day we owned each vessel, and (iii) a daily vessel management fee of $850 for vessels on time charter or voyage charter, for each calendar day we owned each vessel. See “Note 11 Related Party Transactions” to our audited consolidated financial statements included elsewhere in this annual report.

In each of 2023 and 2024, we also recognized non-cash share-based expenses of $6.3 million in respect of 100,000 shares of common stock issued to the Manager as part of the management fees payable under our management agreement. Our executive officers received an aggregate of $2.5 million (€2.3 million), $2.2 million (€2.0 million) and $2.1 million (€2.0 million) in cash compensation for the years ended December 31, 2024, 2023 and 2022, respectively. We also recognized non-cash share-based compensation expense in respect of awards to our executive officers of $8.2 million, $6.3 million and $5.4 million in the years ended December 31, 2024, 2023, and 2022, respectively. Additionally, projected periodic benefit cost of executive retirement plan amounting to $0.7 million and $0.6 million was recognized in the years ended December 31, 2024 and 2023, respectively, and an additional projected periodic benefit cost of $0.7 million is also expected to be recognized in the year ending December 31, 2025. See “Note 19 Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

Other Income/(Expenses), Net

In the years ended December 31, 2024, 2023 and 2022, we recorded net other income of $2.2 million, net other expenses of $0.8 million, and net other expenses of $6.6 million, respectively. The other income, net in the year ended December 31, 2024 mainly consists of $2.1 million cash collections from the bankruptcy trustee of Hanjin Shipping as a partial payment of common benefit claim. The decrease in 2023 compared to 2022 was mainly due to prior service cost of a defined benefit obligation amounting to $7.8 million in the year ended December 31, 2022.

Interest Expense, Interest Income and Other Finance Expenses

We have incurred interest expense on outstanding indebtedness under our credit facilities and Senior Notes which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which are included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts, which we include in interest income. We expect to incur additional interest expense in future periods as we increase our level of borrowings to finance a portion of the purchase price of our contracted newbuildings and potentially future acquisitions and investments, including under our new $850 million senior secured credit facility which we entered into in February 2025. To the extent prevailing interest rates increase, we expect this would further increase our interest expenses, as borrowings under our credit facilities are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

Gain/(loss) on Investments

As of December 31, 2021, our remaining shareholding interest in ZIM of 7,186,950 ordinary shares was fair valued at $423.0 million based on the closing price of ZIM’s ordinary shares on the NYSE on that date. We recognized a loss on this investment of $176.4 million in the year ended December 31, 2022 relating to the change in the fair value of our investment in ZIM. In 2022, we sold all of our remaining 7,186,950 ZIM ordinary shares for $246.6 million.

In June 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of Eagle Bulk Shipping Inc. (“EGLE”), for $68.2 million (out of which $24.4 million was acquired from Virage International Ltd., our related company). Following the stock-for-stock merger of EGLE with Star Bulk completed on April 9, 2024, we currently own 4,070,214 shares of common stock of Star Bulk. As of December 31, 2024, these marketable securities were fair valued at $60.9 million. We recognized a $25.2 million loss and a $17.9 million gain on these marketable securities in the years ended December 31, 2024 and 2023, respectively.

Dividend Income

In the years ended December 31, 2024, 2023 and 2022, we recognized $9.3 million, $1.0 million and $165.4 million of dividend income (gross of withholding taxes) on Star Bulk, EGLE and ZIM marketable securities, respectively.

Gain/(loss) on Debt Extinguishment

The loss on debt extinguishment of $2.3 million in the year ended December 31, 2023 resulted from an early extinguishment of our leaseback obligations in May 2023, which compares to the gain on debt extinguishment of $4.4 million in the year ended December 31, 2022, which related to our early extinguishment of debt. We did not recognize any gain or loss on debt extinguishment in 2024.

Equity income/(loss) on investments

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents our 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. In 2024, we provided a $1.6 million loan to CTTC repayable in one year. Equity method of accounting is used for this investment. Our share of CTTC’s initial expenses amounted to $1.6 million and $4.0 million in the years ended December 31, 2024 and 2023, respectively, and is presented under “Equity loss on investments” in the consolidated statements of income.

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

We evaluated whether it is probable that the previously hedged forecasted interest payments prior to June 30, 2012 are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain frozen in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. An amount of $3.6 million was reclassified from Accumulated Other Comprehensive Loss into earnings for each of the years ended December 31, 2024, 2023 and 2022, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels.

Income taxes

We recorded income taxes of nil, nil and $18.3 million in the years ended December 31, 2024, 2023 and 2022, respectively, with the income tax paid in 2022 relating to the taxes withheld on dividend income earned.

Results of Operations

The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the years in the three year period ended December 31, 2024. The selected consolidated financial data of Danaos Corporation as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 is derived from our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the consolidated balance sheets at December 31, 2024 and 2023, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year ended December 31,
	2024	2023	2022

	In USD thousands, except per share amounts
	and other data
STATEMENT OF INCOME
Operating revenues	1,014,110	973,583	993,344
Operating expenses, net	(473,226)	(392,922)	(339,908)
Income from operations	540,884	580,661	653,436
Total other income/(expenses), net	(35,811)	(4,362)	(75,976)
Income taxes	—	—	(18,250)
Net income	505,073	576,299	559,210
PER SHARE DATA
Basic earnings per share of common stock	$26.15	$28.99	$27.30
Diluted earnings per share of common stock	$26.05	$28.95	$27.28
Basic weighted average number of shares (in thousands)	19,316	19,879	20,482
Diluted weighted average number of shares (in thousands)	19,385	19,904	20,501
Dividends declared per share	$3.25	$3.05	$3.00
CASH FLOW DATA
Net cash provided by operating activities	621,750	576,292	934,741
Net cash provided by/(used in) investing activities	(650,789)	(338,528)	176,572
Net cash provided by/(used in) financing activities	210,614	(233,623)	(973,401)
Net increase in cash, cash equivalents and restricted cash	181,575	4,141	137,912
OTHER DATA
Number of containerships at period end	73	68	69
TEU capacity of containerships at period end	465,463	421,293	423,745
Number of Capesize bulk carriers at period end	10	7	—
DWT capacity of Capesize bulk carriers at period end	1,760,861	1,231,157	—

Segments

Following our acquisition of drybulk vessels in 2023, for management purposes, we have two reporting segments (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

Our chief operating decision maker (our chief executive officer) monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. Investments in marketable securities and investments in affiliates accounted for using the equity method accounting are not allocated to any of the Company’s reportable segments.

The following table summarizes our selected financial information for the year ended December 31, 2024, by segment (in USD in thousands):

	Container vessels	Drybulk vessels
	segment	segment	Total
Operating revenues	937,077	77,033	1,014,110
Voyage expenses	(32,481)	(31,620)	(64,101)
Vessel operating expenses	(162,192)	(23,532)	(185,724)
Depreciation	(137,823)	(10,521)	(148,344)
Amortization of deferred drydocking and special survey costs	(27,167)	(1,994)	(29,161)
Net gain on disposal/sale of vessels	8,332	—	8,332
Interest income	12,843	—	12,843
Interest expenses	(26,185)	—	(26,185)
Other segment items(1)	(54,275)	(4,937)	(59,212)

Net income per segment	518,129	4,429	522,558
Loss on investments, dividend income and equity loss on investments, net of interest income			(17,485)
Net income			$505,073

	Container vessels	Drybulk vessels
	segment	segment	Total
Total assets per segment	4,006,268	276,207	4,282,475
Marketable securities			60,850
Receivable from affiliates			329
Total assets			4,343,654
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net and loss on derivatives.

The following table summarizes our selected financial information for the year ended December 31, 2023, by segment (in USD in thousands):

	Container vessels	Drybulk vessels
	segment	segment	Total
Operating revenues	963,192	10,391	973,583
Voyage expenses	(33,913)	(7,097)	(41,010)
Vessel operating expenses	(159,084)	(3,033)	(162,117)
Depreciation	(128,097)	(1,190)	(129,287)
Amortization of deferred drydocking and special survey costs	(18,663)	—	(18,663)
Net gain on disposal/sale of vessels	1,639	—	1,639
Interest income	12,096	37	12,133
Interest expenses	(20,463)	—	(20,463)
Other segment items(1)	(53,428)	(1,018)	(54,446)

Net income/(loss) per segment	563,279	(1,910)	561,369
Gain on investments, dividend income and equity loss on investments			14,930
Net Income			576,299

	Container vessels	Drybulk vessels
	segment	segment	Total
Total assets per segment	3,404,298	170,539	3,574,837
Marketable securities			86,029
Investments in affiliates			270
Total assets			3,661,136
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net and loss on derivatives.

For the year ended December 31, 2022, net income from Container vessels segment was $588,447 thousand, which excludes gain/(loss) on investments, dividend income, net of withholding taxes and equity income on investments of ($29,237) thousand.

Year ended December 31, 2024 compared to the year ended December 31, 2023

During the year ended December 31, 2024, Danaos had an average of 70.2 container vessels and 8.6 drybulk vessels compared to 68.1 container vessels and 1.1 drybulk vessels during the year ended December 31, 2023. Our container vessels utilization for the year ended December 31, 2024 was 97.2% compared to 97.7% for the year ended December 31, 2023. Our drybulk vessels utilization for the year ended December 31, 2024 was 87.0% compared to 80.8% in the year ended December 31, 2023.

Operating Revenues

Operating revenues increased by 4.2%, or $40.5 million, to $1,014.1 million in the year ended December 31, 2024 from $973.6 million in the year ended December 31, 2023.

Operating revenues of our container vessels segment decreased by 2.7%, or $26.1 million, to $937.1 million in the year ended December 31, 2024 from $963.2 million in the year ended December 31, 2023, mainly due to:

●	a $40.5 million increase in revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023 as a result of newbuilding vessel additions;
●	a $40.4 million decrease in revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023 mainly as a result of lower charter rates and decreased vessel utilization;
●	a $9.9 million decrease in revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023 due to vessel disposals;
●	a $16.7 million decrease in revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023 due to decreased amortization of assumed time charters; and
●	a $0.4 million increase in revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023 due to higher non-cash revenue recognition in accordance with US GAAP.

Operating revenues of our drybulk vessels segment added an incremental $66.6 million of revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023, reflecting the significant increase in the average number of drybulk vessels operating in our fleet from 1.1 in 2023 to 8.6 in 2024.

Voyage Expenses

Voyage expenses increased by $23.1 million to $64.1 million in the year ended December 31, 2024 from $41.0 million in the year ended December 31, 2023, mainly as a result of a $24.5 million increase in the voyage expenses related to our drybulk vessels.

Voyage expenses of container vessels segment decreased by $1.4 million to $32.5 million in the year ended December 31, 2024 from $33.9 million in the year ended December 31, 2023 mainly due to decreased other voyage expenses, which refers to voyage expenses other than commissions, including bunkers consumption and port expenses.

Voyage expenses of drybulk vessels segment increased by $24.5 million to $31.6 million in the year ended December 31, 2024 compared to $7.1 million in the year ended December 31, 2023. Total voyage expenses of drybulk vessels segment comprised $4.5 million commissions and $27.1 million other voyage expenses, mainly bunkers consumption and port expenses, in the year ended December 31, 2024.

Vessel Operating Expenses

Vessel operating expenses increased by $23.6 million to $185.7 million in the year ended December 31, 2024 from $162.1 million in the year ended December 31, 2023, primarily as a result of the increase in the average number of vessels in our fleet due to recent container vessel newbuild deliveries and dry bulk vessels acquisitions, while the average daily operating cost of our vessels remained stable at $6,606 per vessel per day for the year ended December 31, 2024 compared to $6,607 per vessel per day for the year ended December 31, 2023. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 14.7%, or $19.0 million, to $148.3 million in the year ended December 31, 2024 from $129.3 million in the year ended December 31, 2023 mainly due to depreciation expense related to 10 recently acquired Capesize drybulk vessels and 6 recently delivered container vessel newbuilds.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $10.5 million to $29.2 million in the year ended December 31, 2024 from $18.7 million in the year ended December 31, 2023, reflecting a larger number of vessels drydocked for which vessels amortized costs were recognized during 2024.

General and Administrative Expenses

General and administrative expenses increased by $10.7 million, to $54.2 million in the year ended December 31, 2024 from $43.5 million in the year ended December 31, 2023. The increase was mainly attributable to increased stock based compensation and management fees.

Net gain on disposal/sale of vessels

In March 2024, we sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. We recognized $11.9 million of net insurance proceeds for the constructive total loss of the vessel and recorded a gain on disposal of this vessel amounting to $8.3 million in the year ended December 31, 2024.

In January 2023, we completed the sale of the container vessel Amalia C for net proceeds of $4.9 million resulting in a gain of $1.6 million.

Interest Expense, Interest Income and Other Finance Expenses

Interest expense increased by $5.7 million, to $26.2 million in the year ended December 31, 2024 from $20.5 million in the year ended December 31, 2023. The increase in interest expense is a result of:

●	a $9.7 million increase in interest expense due to an increase in our average indebtedness by $129.7 million between the two periods, which was partially offset by a decrease in our debt service cost mainly as a result of a reduction in our financing margin cost. Average indebtedness was $580.6 million in the year ended December 31, 2024, compared to average indebtedness of $450.9 million in the year ended December 31, 2023; and
●	a $0.1 million increase in the amortization of deferred finance costs; which were partially offset by

●	a $4.1 million decrease in interest expense that would otherwise have been recognizable due to an increase in capitalized interest expense on our vessels under construction in the year ended December 31, 2024.

As of December 31, 2024, our outstanding debt, gross of deferred finance costs, was $744.5 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to outstanding debt of $410.5 million, which included $262.8 million principal amount of our Senior Notes as of December 31, 2023. The increase in our outstanding debt is mainly due to bank loans drawn down to partially finance our container vessel newbuilds.

Interest income increased by $0.8 million to $12.9 million in the year ended December 31, 2024 compared to $12.1 million in the year ended December 31, 2023, which relates primarily to interest earned on time deposits of cash.

Other finance expenses decreased by $0.7 million to $3.6 million in the year ended December 31, 2024 compared to $4.3 million in the year ended December 31, 2023.

Gain/(loss) on investments

Following the all-stock merger of Eagle Bulk Shipping Inc. with Star Bulk which was completed on April 9, 2024, we currently own 4,070,214 shares of common stock of Star Bulk. The loss on investments of $25.2 million in the year ended December 31, 2024 represents the change in fair value of these marketable securities. This compares to a $17.9 million gain on marketable securities in the year ended December 31, 2023.

Dividend income

Dividend income of $9.3 million was recognized on marketable securities in the year ended December 31, 2024 compared to $1.0 million dividend income on marketable securities in the year ended December 31, 2023.

Loss on debt extinguishment

A $2.3 million loss on early extinguishment of our leaseback obligations in the year ended December 31, 2023 compares to no such loss in the year ended December 31, 2024.

Equity loss on investments

Equity loss on investments amounting to $1.6 million and $4.0 million in the year December 31, 2024 and December 31, 2023, respectively, relates to our share of initial expenses of CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2024 and December 31, 2023.

Other income/(expenses), net

Other income, net amounted to $2.2 million in the year ended December 31, 2024 compared to $0.8 million other expense, net in the year ended December 31, 2023. The other income, net in the year ended December 31, 2024 mainly consists of $2.1 million of cash collections from the bankruptcy trustee of Hanjin Shipping as a partial payment of our claim under the Hanjin bankruptcy proceedings.

Year ended December 31, 2023 compared to the year ended December 31, 2022

During the year ended December 31, 2023, Danaos had an average of 68.1 container vessels and 1.1 Capesize bulk carriers compared to 70.7 container vessels and no drybulk carriers during the year ended December 31, 2022. Our container vessels utilization for the year ended December 31, 2023 was 97.7% compared to 97.3% for the year ended December 31, 2022. The increase in container vessels utilization was mainly due to the decreased days of scheduled dry-docking of our vessels.

Operating Revenues

Operating revenues decreased by 2.0%, or $19.7 million, to $973.6 million in the year ended December 31, 2023 from $993.3 million in the year ended December 31, 2022.

Operating revenues of container vessels decreased by 3.0%, or $30.1 million, to $963.2 million in the year ended December 31, 2023 from $993.3 million in the year ended December 31, 2022.

Drybulk vessels acquired in 2023 generated $10.4 million operating revenues in the year ended December 31, 2023 compared to no operating revenues in the year ended December 31, 2022.

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

Voyage Expenses

Voyage expenses increased by $5.9 million to $41.0 million in the year ended December 31, 2023 from $35.1 million in the year ended December 31, 2022 primarily as a result of the $7.1 million increase in voyage expenses related to the seven Capesize bulk carriers acquired in 2023, which generated revenue from voyage charter agreements compared to no such expenses in the year ended December 31, 2022. Total voyage expenses comprised $33.0 million commissions and $8.0 million other voyage expenses in the year ended December 31, 2023.

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

Depreciation

Depreciation expense decreased by 3.7%, or $5.0 million, to $129.3 million in the year ended December 31, 2023 from $134.3 million in the year ended December 31, 2022 mainly due to decreased depreciation due to the sale of 3 container vessels between November 2022 and January 2023, which was partially offset by increased depreciation of 7 recently acquired Capesize bulk carriers.

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

As of December 31, 2023, our outstanding debt, gross of deferred finance costs, was $410.5 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $438.0 million, which included $262.8 million principal amount of our Senior Notes and our leaseback obligation of $72.9 million, gross of deferred finance costs, as of December 31, 2022. This decrease in our outstanding debt is mainly due to the early extinguishment of our leaseback obligations in May 2023 and scheduled repayments of our secured credit facilities.

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

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our divested investment in ZIM ordinary shares in 2021 and 2022. In February 2021, we issued $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our 16 contracted containership newbuildings as of December 31, 2024, one of which was subsequently delivered to us in January 2025, debt interest payments, servicing our debt obligations, payment of dividends and repurchases of our common stock. Our long-term liquidity needs primarily relate to installment payments for our contracted newbuildings and any additional vessel acquisitions or investments in the containership, drybulk or other shipping sectors and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our known short-term liquidity and long-term liquidity requirements, including our working capital requirements.

Under our existing multi-year charters as of December 31, 2024, we had $3.3 billion of total contracted cash revenues, with $896 million for 2025, $759 million for 2026 and thereafter $1.7 billion. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. As of December 31, 2024, we had cash and cash equivalents of $453.4 million. As of December 31, 2024, we had $292.5 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility, the availability under which reduces on a quarterly basis through maturity in December 2027, and $88.0 million of remaining borrowing availability under our Syndicated $450.0 million Facility. As of December 31, 2024, we had $744.5 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes. As of December 31, 2024, we were obligated to make quarterly fixed amortization payments, totaling $35.2 million to December 31, 2025, related to the long-term bank debt. In February 2025, we entered into a new syndicated $850 million credit facility to fund a portion of the purchase price for 14 of our contracted newbuilding containerships (the “Syndicated $850 mil. Facility”), under which no amount is drawn down as of February 28, 2025. See “—Contractual Obligations” and “—Credit Facilities” below. We are also obligated to make certain payments to our Manager and Danaos Chartering under our management agreements, as described below under “—Contractual Obligations.”

In 2022, 2023 and 2024, we entered into contracts for the construction of a total of 22 containerships aggregating 180,604 TEU in capacity for an aggregate purchase price of $2.0 billion. As of December 31, 2024, six of these newbuilding containerships had been delivered to us, and one was delivered to us in January 2025.

The remaining contractual commitments under the remaining 16 vessel construction contracts are analyzed as follows as of December 31, 2024 (in millions of U.S. dollars):

Payments due by year ending
December 31, 2025	$185,102
December 31, 2026	407,440
December 31, 2027	570,592
December 31, 2028	94,500
Total contractual commitments	$1,257,634

Additionally, a supervision fee of $850 thousand per newbuilding vessel (as amended on November 10, 2023) will be payable to our Manager, Danaos Shipping, over the construction period starting from steel cutting. Supervision fees totaling $3.0 million and $3.0 million were charged by Danaos Shipping and capitalized to the vessels under construction in the years ended December 31, 2024 and 2023, respectively. Interest expense amounting to $21.5 million, $17.4 million and $5.0 million was capitalized to the vessels under construction in the years ended December 31, 2024, 2023 and 2022, respectively.

In February 2025, we declared a dividend of $0.85 per share of common stock payable on March 5, 2025 to holders of record on February 24, 2025. In 2024, we declared and paid dividends totaling $62.8 million to holders of our common stock, paying a dividend of $0.80 per share of common stock in March, June and August and $0.85 per share of common stock in November. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves. See “Item 8. Financial Information—Dividend Policy” in this annual report.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock, and a $100 million increase to such share repurchase program in November 2023, for a total aggregate amount of $200 million. In the three years ended December 31, 2024 and the period from January 1, 2025 to February 27, 2025, we repurchased 2,259,098 and 318,306, respectively, shares of our common stock in the open market for $153.1 million and $25.6 million, respectively. As of February 27, 2025, we had repurchased a total of 2,577,404 shares for $178.7 million of common stock under our share purchase program. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

Star Bulk Carriers Corp. Shares

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc. (“EGLE”), which was an owner of bulk carriers listed on the New York Stock Exchange consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million was acquired from Virage International Ltd., our related company). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of Star Bulk common stock in exchange for each share of EGLE common stock owned. As a result, we own 4,070,214 shares of common stock of Star Bulk fair valued at $60.9 million as of December 31, 2024. We recognized a $25.2 million loss on marketable securities and dividend income on these securities amounting to $9.3 million in the year ended December 31, 2024.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures, which continue to affect our operating expenses to a moderate extent. Interest rates have increased rapidly and substantially as central banks in developed countries raised interest rates in an effort to subdue inflation. The eventual long-term implications of tight monetary policy, and higher long-term interest rates may continue to drive a higher cost of capital for our business, including because borrowings under our credit facilities are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

Cash Flows

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

	(In thousands)
Net cash provided by operating activities	$621,750	$576,292	$934,741
Net cash provided by/(used in) investing activities	$(650,789)	$(338,528)	$176,572
Net cash provided by/(used in) financing activities	$210,614	$(233,623)	$(973,401)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $45.5 million, to $621.8 million in the year ended December 31, 2024 compared to $576.3 million in the year ended December 31, 2023. The increase was the result of: (i) a $79.3 million increase in net operating revenues, (ii) a $8.2 million increase in dividend income from investments, (iii) a $24.9 million change in working capital between the two periods and (iv) a $2.1 million of cash collection from the bankruptcy trustee of Hanjin Shipping, which were partially offset by (i) a $47.5 million increase in operating expenses principally due to the increased size of our drybulk and container vessel fleets, (ii) a $19.4 million increase in payments for drydocking and special survey costs and (iii) a $2.1 million increase in net finance costs.

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

Net Cash Provided by/( Used in) Investing Activities

Net cash flows used in investing activities increased by $312.3 million, to $650.8 million used in investing activities in the year ended December 31, 2024, compared to $338.5 million used in investing activities in the year ended December 31, 2023. The increase was the result of: (i) a $440.8 million increase in advance payments for vessels under construction including capitalized interest and (ii) a $9.9 million increase in additions to vessel cost, which were partially offset by (i) a $72.7 million decrease in investments outflows, (ii) a $59.4 million decrease in advances and payments for vessel acquisitions and (iii) a $6.3 million increase in net sale and insurance proceeds from disposal/sale of vessels.

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

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by/(used in) financing activities increased by $444.2 million, to $210.6 million provided by financing activities in the year ended December 31, 2024 compared to $233.6 million used in financing activities in the year ended December 31, 2023 due to: (i) a $362.0 million increase in proceeds from long-term debt, (ii) a $72.4 million decrease in payments of long-term debt and leaseback obligations and (iii) a $17.3 million decrease in repurchase of common stock, which were partially offset by (i) a $5.4 million increase in finance costs and (ii) a $2.1 million increase in dividend payments on our common stock.

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

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. The non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, income taxes, depreciation and amortization of right-of-use assets, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, income taxes, depreciation and amortization of right-of-use assets, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees, stock based compensation of executives and employees, gain/loss on debt extinguishment, net gain on disposal/sale of vessels, gain/loss on investments and dividend withholding taxes. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Net Income Reconciliation to EBITDA and Adjusted EBITDA

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
		(In USD in thousands)
Net income	505,073	576,299	559,210
Depreciation and amortization of right-of-use assets	148,344	129,287	134,271
Amortization of deferred drydocking & special survey costs	29,161	18,663	12,170
Amortization of assumed time charters	(4,534)	(21,222)	(56,699)
Amortization of deferred realized losses of cash flow interest rate swaps	3,632	3,622	3,622
Amortization of finance costs, debt discount and commitment fees	4,905	5,136	11,775
Interest income	(12,890)	(12,133)	(4,591)
Interest expense	23,859	18,262	50,620
Income taxes	—	—	18,250
EBITDA	697,550	717,914	728,628
Loss/(gain) on investments and dividend withholding taxes	25,179	(17,867)	158,136
Loss/(gain) on debt extinguishment	—	2,254	(4,351)
Net gain on disposal/sale of vessels	(8,332)	(1,639)	(37,225)
Stock based compensation of executives and employees	8,218	6,340	5,972
Adjusted EBITDA	722,615	707,002	851,160

EBITDA decreased by $20.4 million, to $697.5 million in the year ended December 31, 2024, from $717.9 million in the year ended December 31, 2023. This decrease is primarily attributed to: (i) a $56.3 million increase in total operating expenses and (ii) a $34.8 million change in fair value of our investment and dividend income, which were partially offset by (i) a $57.2 million increase in operating revenues, (ii) a $6.7 million increase in net gain on disposal/sale of vessels, (iii) a $2.4 million decrease in equity loss on investments, (iv) a $2.3 million decrease in loss on debt extinguishment and (v) a $2.1 million cash collection of common benefit claim from the bankruptcy trustee of Hanjin Shipping.

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

Adjusted EBITDA increased by $15.6 million, to $722.6 million in the year ended December 31, 2024, from $707.0 million in the year ended December 31, 2023. This increase is primarily attributed to: (i) a $57.2 million increase in operating revenues, (ii) a $8.2 million increase in dividends received, (iii) a $2.4 million decrease in equity loss on investments and (iv) a $2.1 million cash collection of common benefit claim from the bankruptcy trustee of Hanjin Shipping, which were partially offset by a $54.3 million increase in total operating expenses.

Adjusted EBITDA decreased by $144.2 million, to $707.0 million in the year ended December 31, 2023 from $851.2 million in the year ended December 31, 2022. This decrease is primarily attributable to: (i) recognition of a $147.1 million dividend from ZIM (net of withholding taxes) in the year ended December 31, 2022 compared to $1.0 million in dividends from EGLE in the year ended December 31, 2023, (ii) a $16.8 million increase in total operating expenses and (iii) a $4.0 million equity loss on investments in the year ended December 31, 2023, which were partially offset by (i) a $15.7 million increase in operating revenues (excluding a $35.4 million decrease in amortization of assumed time charters) and (ii) a $7.0 million decrease in prior service costs in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands):

	Year Ended				Year Ended
	December 31, 2024				December 31, 2023
	Container	Drybulk			Container	Drybulk
	Vessels	Vessels	Other	Total	Vessels	Vessels	Other	Total
Net income/(loss)	518,129	4,429	(17,485)	505,073	563,279	(1,910)	14,930	576,299
Depreciation	137,823	10,521	—	148,344	128,097	1,190	—	129,287
Amortization of deferred drydocking & special survey costs	27,167	1,994	—	29,161	18,663	—	—	18,663
Amortization of assumed time charters	(4,534)	—	—	(4,534)	(21,222)	—	—	(21,222)
Amortization of finance costs and commitment fees	4,905	—	—	4,905	5,136	—	—	5,136
Amortization of deferred realized losses on interest rate swaps	3,632	—	—	3,632	3,622	—	—	3,622
Interest income	(12,843)	—	(47)	(12,890)	(12,096)	(37)	—	(12,133)
Interest expense excluding amortization of finance costs	23,859	—	—	23,859	18,262	—	—	18,262
Change in fair value of investments	—	—	25,179	25,179	—	—	(17,867)	(17,867)
Stock based compensation of executives and employees	7,657	561	—	8,218	6,120	220	—	6,340
Loss on debt extinguishment	—	—	—	—	2,254	—	—	2,254
Net gain on disposal/sale of vessels	(8,332)	—	—	(8,332)	(1,639)	—	—	(1,639)
Adjusted EBITDA(1)	$697,463	$17,505	$7,647	$722,615	$710,476	$(537)	$(2,937)	$707,002

	Year Ended				Year Ended
	December 31, 2023				December 31, 2022
	Container	Drybulk			Container	Drybulk
	Vessels	Vessels	Other	Total	Vessels	Vessels	Other	Total
Net income	563,279	(1,910)	14,930	576,299	588,447	—	(29,237)	559,210
Depreciation and amortization of right-of-use assets	128,097	1,190	—	129,287	134,271	—	—	134,271
Amortization of deferred drydocking & special survey costs	18,663	—	—	18,663	12,170	—	—	12,170
Amortization of assumed time charters	(21,222)	—	—	(21,222)	(56,699)	—	—	(56,699)
Amortization of deferred finance costs, debt discount and commitment fees	5,136	—	—	5,136	11,775	—	—	11,775
Amortization of deferred realized losses on interest rate swaps	3,622	—	—	3,622	3,622	—	—	3,622
Interest income	(12,096)	(37)	—	(12,133)	(4,591)	—	—	(4,591)
Interest expense	18,262	—	—	18,262	50,620	—	—	50,620
Income taxes	—	—	—	—	—	—	18,250	18,250
(Gain)/loss on investments and dividend withholding taxes	—	—	(17,867)	(17,867)	—	—	158,136	158,136
Gain on sale of vessels	(1,639)	—	—	(1,639)	(37,225)	—	—	(37,225)
(Gain)/loss on debt extinguishment	2,254	—	—	2,254	(4,351)	—	—	(4,351)
Stock based compensation of executives and employees	6,120	220	—	6,340	5,972	—	—	5,972
Adjusted EBITDA(1)	710,476	(537)	(2,937)	707,002	704,011	—	147,149	851,160

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

	Year ended	Year ended
	December 31,	December 31,
Container vessels segment TCE rate	2024	2023
Ownership Days	25,684	24,850
Less Off-hire Days:
Scheduled Off-hire Days	(525)	(472)
Other Off-hire Days	(198)	(92)
Operating Days	24,961	24,286

Operating Revenues (in ‘000s of US$)	$937,077	$963,192
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	746	(1,662)
Time Charter Equivalent Revenues (in ‘000s of US$)	$937,823	$961,530
Time Charter Equivalent US$/per day	$37,572	$39,592

	Year ended	Year ended
	December 31,	December 31,
Drybulk vessels segment TCE rate	2024	2023
Ownership Days	3,164	417
Less Off-hire Days:
Scheduled Off-hire Days	(378)	(80)
Other Off-hire Days	(33)	—
Operating Days	2,753	337

Operating Revenues (in ‘000s of US$)	$77,033	$10,391
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	(27,075)	(6,446)
Time Charter Equivalent Revenues (in ‘000s of US$)	$49,958	$3,945
Time Charter Equivalent US$/per day	$18,147	$11,706

Credit Facilities

We, as borrower or, in the case of the Alpha Bank $52.25 mil. Facility, as guarantor, and certain of our subsidiaries, as guarantors or, in the case of the Alpha Bank $52.25 mil. Facility, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, certain of our vessels (as described below). The following summarizes certain terms of our existing credit facilities and our Senior Notes:

	Outstanding
	Principal
	Amount
	(in millions)
	(as of December 31,
Credit Facility	2024)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$86.2	The Wide Alpha, the Stephanie C, the Euphrates (ex Maersk Euphrates), the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$40.3	The Bremen and the Kota Santos
Syndicated $450 mil. Facility	$355.3	The Interasia Accelerate, the Interasia Amplify, the Catherine C, the Greenland, the Greenville, the Greenfield, the Phoebe and the Hull No. CV5900-08
Citibank $382.5 mil. Revolving Credit Facility	$—

The Express Berlin, the Express Rome, the Express Athens, the Kota Plumbago (ex Hyundai Smart), the Speed (ex Hyundai Speed), the Ambition (ex Hyundai Ambition), the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the Racine (ex CMA CGM Racine), the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate

Syndicated $850 mil. Facility (1)	$—

The Hull No. YZJ2023-1556, the Hull No. YZJ2023-1557, the Hull No. YZJ2024-1612, the Hull No. YZJ2024-1613, the Hull No. YZJ2024-1625, the Hull No. YZJ2024-1626, the Hull No. YZJ2024-1668, the Hull No. C9200-7, the Hull No. C9200-8, the Hull No. C9200-9, the Hull No. C9200-10, the Hull No. C9200-11, the Hull No. H2596 and the Hull No. H2597

Senior Notes	$262.8	None
(1)	In February 2025, we, as borrower, and certain of our subsidiaries, as guarantors, entered into the Syndicated $850 mil. Facility, under which no amounts were drawn down as of February 28, 2025.

As of December 31, 2024, there was $292.5 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility and $88.0 million of remaining borrowing availability under our Syndicated $450.0 mil. Facility. As of December 31, 2024, 43 of our container vessels and all of our 10 Capesize drybulk carriers were unencumbered. See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information regarding our outstanding debt and the related repayment schedule.

The weighted average interest rate on our borrowings for the years ended December 31, 2024, 2023 and 2022 was 7.7%, 7.8% and 5.3%, respectively (including leaseback obligations).

Syndicated $850.0 million Senior Secured Credit Facility

On February 7, 2025, we, as borrower, and our subsidiaries that have entered into the relevant shipbuilding contracts for the vessels that will collateralize the facility, as guarantors, entered into an up to $850 million Syndicated Senior Secured Credit Facility with a syndicate of banks, consisting of fourteen tranches, seven of up to $57.75 million, two of up to $63.75 million and five of up to $63.68 million, each committed to finance and to be secured by one of our newbuilding vessels under construction at the time of entry into the credit facility and other customary collateral. Each of the tranches is repayable over 5 years from the date such tranche is drawn down in 20 consecutive quarterly repayment installments of $0.77 million, together with a balloon payment of $43.35 million at maturity, for the seven $57.75 million tranches; 20 consecutive quarterly repayment installments of $0.85 million, together with a balloon payment of $46.675 million at maturity, for the two $63.675 million tranches and 20 consecutive quarterly repayment installments of $0.85 million each, together with a balloon payment of $46.68 million at maturity, for the five $63.68 million tranches. This facility bears interest at SOFR plus a margin of 1.65% and commitment fee of 0.495% on any undrawn amount. We do not expect to draw any amounts under this facility until the third quarter of 2026 when the first of the newbuildings financed thereunder is expected to be delivered to us.

Syndicated $450.0 million Senior Secured Credit Facility

In March 2024, we, as borrower, and our subsidiaries owning the vessels collateralizing the facility, as guarantors, entered into an up to $450 million Senior Secured Credit Facility with a syndicate of banks, consisting of eight tranches, four of up to $63.0 million, two of up to $55.0 million and two of up to $44.0 million, each committed to finance and secured by one of our newbuilding vessels under construction at the time of entry into the credit facility and other customary collateral, out of which an aggregate of $362.0 million was drawn down as of December 31, 2024 and $406.0 million as of February 28, 2025. Each of the tranches is repayable over 5 years from the date such tranche is drawn down in 20 consecutive quarterly repayment installments of $0.875 million, together with a balloon payment of $45.5 million at maturity, for the four $63.0 million tranches; 20 consecutive quarterly repayment installments of $0.765 million, together with a balloon payment of $39.7 million at maturity, for the two $55.0 million tranches and 20 consecutive quarterly repayment installments of $0.61 million each, together with a balloon payment of $31.8 million at maturity, for the two $44.0 million tranches. This facility bears interest at SOFR plus a margin of 1.85% and commitment fee of 0.74% on any undrawn amount.

Citibank $382.5 million Senior Secured Revolving Credit Facility

In December 2022, we, as borrower, and our subsidiaries owning the vessels collateralizing the facility, as guarantors, entered into a $382.5 million Senior Secured Revolving Credit Facility with Citibank, out of which nil was drawn down and $292.5 remained available for borrowing as of December 31, 2024. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each, together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of our vessels.

Alpha Bank $55.25 million Secured Credit Facility

In December 2022, our subsidiaries owning the vessels collateralizing the facility, as borrowers, and we, as guarantor, entered into an up to $55.25 million senior secured credit facility with Alpha Bank (the “Alpha Bank $55.25 mil. Facility”), which was drawn down in full in December 2022. This facility is secured by two of our vessels and is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3%.

BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility

In May 2022, we, as borrower, and our subsidiaries owning the vessels collateralizing the facility, as guarantors, entered into an up to $130 million senior secured credit facility with BNP and Credit Agricole (the “BNP Paribas/Credit Agricole $130.0 mil. Facility”), which was drawn down in full in June 2022. This facility is secured by six of our 5,466 TEU sister vessels acquired in 2021 and is repayable in eight quarterly instalments of $5.0 million each, twelve quarterly instalments of $1.9 million each, and a balloon payment of $67.2 million at the end of the five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

Covenants, Events of Default, Collateral and Other Terms

The Syndicated $850 mil. Facility, Syndicated $450 mil. Facility, Alpha Bank $55.25 mil. Facility and Citibank $382.5 mil. Revolving Credit Facility each contain a requirement to maintain a minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility contains a requirement to maintain a minimum fair market value of collateral vessels to loan value coverage of 125%. Additionally, these facilities require us to maintain the following financial covenants:

(i)minimum liquidity of $30.0 million;

(ii)maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of our credit facilities, but not our unsecured Senior Notes, are collateralized by first preferred mortgages over the vessels specified above, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. Thirty of our vessels having a net carrying value of $2,035.5 million as of December 31, 2024, were subject to first preferred mortgages as collateral to our credit facilities; no vessels were subject to mortgages under our unsecured Senior Notes.

Each of our credit facilities also contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a breach of the undertaking from the Manager and a material breach or (for the purposes of the Citibank $382.5 mil. Revolving Credit Facility, the Alpha Bank $55.25 mil. Facility and the BNP Paribas/Credit Agricole $130 mil. Facility) change to an existing charter or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing such credit facilities. Our credit facilities also require that the vessels mortgaged under the relevant facility are at all times managed by our Manager. In addition, we and our subsidiaries will not be permitted under our credit facilities to pay dividends if there is a breach of covenant or an event of default, including if the minimum collateral coverage requirement is not satisfied, or such a breach or event of default would result from such dividend payment. Our credit facilities also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the consent of the lenders thereunder before we incur any new indebtedness that is secured by the mortgaged vessels.

For the purpose of these covenants in the Syndicated $450 mil Facility, the Syndicated $850 mil. Facility and the BNP Paribas/Credit Agricole $130 mil. Facility, the market value of our vessels is calculated on a charter-free basis based on broker valuations. For the purpose of these covenants in the Citibank $382.5 mil. Revolving Credit Facility and the Alpha Bank $55.25 mil. Facility, the market value of our vessels is calculated on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than twelve months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel’s book value.

A “Change of Control” will give the lenders under each of our credit facilities the right to cancel any remaining commitments thereunder and to declare all amounts outstanding under such credit facility immediately due and payable. A “Change of Control” of the Company for these purposes includes the occurrence of the following: (i) Dr. Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, unless this is due to his death or disability and, in such case, a replacement person is appointed by the Company’s board of directors, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors of the Company, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock, (iv) any person or persons acting in concert (other than the Coustas family) controls the Company, (v) Dr. Coustas and/or DIL cease to own 80% of the capital stock and/or voting rights in our Manager and/or cease to control the Manager, and/or (vi) any guarantor of the applicable credit facility ceases to be a wholly owned subsidiary of (and controlled by) Danaos Corporation.

We were in compliance with the financial covenants and collateral coverage requirements contained in the credit facility agreements as of December 31, 2024 and December 31, 2023.

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

Principal Payments

The scheduled debt maturities of our credit facilities, including our unsecured Senior Notes, as of December 31, 2024 are as follows (in thousands):

Principal
Payments due by year ending	repayments
December 31, 2025	$35,220
December 31, 2026	35,220
December 31, 2027	116,370
December 31, 2028	282,886
December 31, 2029	274,850
Total long‑term debt	$744,546

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge some of our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. See “Note 13. Financial Instruments” to our audited financial statements included in this annual report and “—Factors Affecting our Results of Operations—Unrealized gain/(loss) and realized loss on derivatives.”

Contractual Obligations

Our contractual obligations as of December 31, 2024 were:

	Payments Due by Period
		Less than
		1 year	2-3 years	4-5 years
	Total	(2025)	(2026-2027)	(2028-2029)

	in thousands of Dollars
Long-term debt obligations of contractual fixed debt principal repayments (1)	$744,546	$35,220	$151,590	$557,736
Interest on long-term debt obligations (2)	$166,474	$50,087	$88,459	$27,928
Commitment fees (3)	$5,416	$2,205	$3,211	$—
Payments to our Manager and Danaos Chartering (4)	$52,668	$52,668	$—	—
Payments to shipyards for newbuilding vessels (5)	$1,257,634	$185,102	$978,032	94,500
Total	$2,226,738	$325,282	$1,221,292	$680,164
(1)	These long-term debt obligations reflect our existing debt obligations and our Senior Notes as of December 31, 2024.
(2)	The interest payments in this table reflect our existing debt obligations as of December 31, 2024. The calculation of interest is based on outstanding debt balances as of December 31, 2024 amortized by the contractual fixed amortization payments. The interest payments on debt obligations in this table are based on an assumed average SOFR rate of 3.9% in the year ending December 31, 2025, up to 3.7% in the twenty-four months ending December 31, 2027 and up to a maximum of 3.8% thereafter. The actual amortization we pay may differ from management’s estimates, potentially materially, which would result in different interest payment obligations. These interest payment obligations are gross of amounts, which will be capitalized to the cost of the vessels under construction under (5) below.
(3)	The commitment fees represent maximum fee payable on our reducing $382.5 mil. Revolving Credit Facility with Citibank calculated at 0.8% rate on the undrawn amount over the five year term of this facility.

(4)	Under our management agreement with Danaos Shipping a fee of $475 per vessel per day for vessels on bareboat charter and $950 per vessel per day for vessels on time charter and voyage charter. As of December 31, 2024, we had a fleet of 73 containerships held for use, out of which 71 were on time charter and 2 on bareboat charter, and 16 newbuilding containerships scheduled to be delivered to us from 2025 through 2028. Additionally, we had 10 Capesize bulk carriers in our fleet as of December 31, 2024. We also will pay Danaos Shipping $850 thousand per newbuilding vessel for the supervision of any newbuilding contracts and an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock. In addition, we will pay Danaos Chartering a fee of 1.25% of the gross freight, demurrage and charter hire collected from the employment of our ships, and 1.0% of the contract price of any vessels bought or sold on our behalf. We will be obligated to make the payments set forth in the above table under our management agreements, based on our contracted revenue as of December 31, 2024 for periods subsequent thereto, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues” with respect to the fee of 1.25%, and assuming no change to the number of vessels in our fleet with respect to the per vessel per day fees described above other than the planned deliveries of the newbuilding vessels in 2025 through 2028. In addition to the amounts set forth in the table, we will also be obligated to pay the 1.25% fee on revenue generated by our vessels with uncontracted days during these periods under contracts that have not yet been arranged.
(5)	Payments to shipyards for newbuilding vessels relate to remaining contracted payments for 16 of our vessels under construction, as of December 31, 2024, which are expected to be delivered to us in 2025 through 2028.

Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships and Capesize drybulk carriers are primarily a function of the underlying balance between vessel supply and demand and, in particular with respect to containerships which are generally deployed on longer charters, the respective charter terms, including contracted charter-hire rates and duration. The demand for containerships is determined by the underlying demand for goods which are transported in containerships and the demand for Capesize drybulk carriers is determined by the underlying demand for commodities transported in Capesize drybulk carriers.

Containerships

Charter rates for containerships have experienced marked volatility in recent years. Container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020 as a result of the onset of the COVID-19 pandemic before quickly reversing course and significantly improving, reaching all-time highs around the end of 2021, into the first half of 2022, subsequent to which charter rates declined to pre-COVID-19 levels in late 2022 and 2023, before strengthening in the first half and fourth quarter of 2024 to relatively high levels. The daily charter hire rate for a one-year time charter for a 4,400 TEU Panamax containership stood at $56,000 per day at the end of 2024 compared to $17,100 per day at the end of 2023, $24,300 per day at the end of 2022 and $100,000 at the end of 2021, respectively.

Global containerized trade contracted by approximately 1.9% in 2022 and is currently estimated to have contracted by approximately 0.1% in 2023. Container trade volumes saw a strong rebound in the first half of 2024 and on a full-year basis are estimated to have expanded by 5.8% in 2024. Growth is currently forecasted to slow in 2025 following the above average expansion in 2024. In general, containerized trade is currently expected to expand in line with growth in the global economy, with a higher pace of containerized trade growth seen in emerging market regions. Risks to the outlook include any global economic downturn, as well as increased barriers to trade from protectionism and tariffs. The new U.S. administration, led by President Trump, has announced the intention to use tariffs extensively as a policy tool. On February 1, 2025, the United States imposed additional 10% tariffs on imports from China, which responded with retaliatory tariffs on selected U.S.-origin goods, and the United States announced tariffs of 25% on imports from Canada and Mexico, the implementation of which were subsequently delayed for one month following negotiations with Canada and Mexico. On March 4, 2025, these tariffs of 25% on imports from Canada and Mexico became effective, and the U.S. imposed additional tariffs of 10% on imports from China, on top of those imposed on February 1, 2025, and Canada and China responded with tariffs on additional U.S.-origin goods. The US has also recently threatened to increase port fees for Chinese-built or owned ships. The new U.S. administration has threatened to broadly impose tariffs on products from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades.

Overall, available tonnage in the containership sector remains tight with very few ships available for chartering at the end of 2024. The volume of idle containership tonnage stood at approximately 0.6% of total fleet capacity at the end of 2024. Over 2021-2024, the proportion of idle vessels within the containership fleet averaged approximately 1.1%.

New containership deliveries totaled 2.9 million TEU in 2024 and 2.3 million TEU in 2023 compared to 1.0 million in 2022, representing a significant increase compared to that seen in prior years. This trend is expected to continue with approximately 2.1 million TEU scheduled to be delivered from the shipyards in 2025 and approximately 1.7 million TEU in 2026. The size of the order book compared to global fleet capacity increased to 27.5% at the end of December 2024 compared to 9.9% at the end of 2020. The orderbook, both in absolute terms and as a percentage of the existing fleet, is highest in the segment for vessels over 12,000 TEU.

The “slow-steaming” of services since 2009, particularly on longer trade routes, enabled containership operators to both moderate the impact of high bunker costs, while absorbing additional fleet capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. The effective supply of vessels has also been impacted by the trade pattern disruptions and resulting longer sailing distances resulting from geopolitical conditions, including diversions of vessels away from the Red Sea due to attacks by Houthi rebels on ships, which may not continue.

In recent years a number of liner companies entered into consolidating mergers or formed cooperative alliances, and have increased the percentage of their total fleet capacity that is directly owned by them rather than chartered-in from charter owners like us, all of which may decrease the demand for chartered-in containership tonnage should demand for seaborne trade of containerized cargo decline.

Capesize Drybulk Vessels

Charter rates in the drybulk sector have been very volatile over the past 25 years. Dry bulk trade growth accelerated sharply following the accession of China to the World Trade Organization in 2001, with trade growth in the sector increasing from an average 2.2% year-on-year in the 1990s to an average 4.9% year-on-year in the 2000s. From 2010 to 2013, dry bulk trade expanded by an even stronger 7.4% year-on-year, as Chinese commodity demand surged in the aftermath of the global financial crisis. From a share of under 10% of global seaborne dry bulk trade in 2000, China now accounts for over 40% of the total. Trade expansion has slowed in recent years, with cargo volumes growing at an average 1.8% year-on-year in the 10-year period between 2014 and 2023. Seaborne drybulk trade contracted by approximately 0.6% in 2022 and increased to approximately 3.2% in 2023 and an estimated 2.0% in 2024.

Fleet inefficiencies have resulted in significant lengthening of average cargo distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years, which may not continue. These inefficiencies were largely associated with the COVID-19 pandemic, during 2021 and 2022, and pushed Capesize rates to high levels not witnessed for more than a decade. These specific inefficiencies largely unwound through 2023, however, route deviations associated with sanctions on Russian coal, and disruptions related to restrictions at the Panama Canal due to low water levels and then by vessels re-routing away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, again helped push up both tonne-miles and aggregate drybulk shipping demand in the full year 2024. During late 2024 and the first two months of 2025, demand for Capesize vessels deteriorated as demand for seaborne transportation of iron ore and coal stagnated. The one-year time charter rate for a benchmark 180,000 DWT Capesize drybulk vessel in December 2024 stood at $19,150 per day, compared to $21,400 per day in December 2023; this compares with an average over the 2010s of $15,500 per day. Longer tonne-mile distances and relatively static global supply of vessel capacity in 2025 is expected to result in a tightening of the market supporting Capesize charter rates in 2025. However, excess capacity in other drybulk class sizes could also impact Capesize charter rates as drybulk cargoes can be divided for transport in smaller vessels when economic to do so, and heightened charter rate volatility is likely to continue, especially in the spot market, which typically experiences higher peaks in strong markets and lower troughs in weak markets. In addition, any unexpected global economic downturn, as well as increased barriers to trade from protectionism and tariffs, as discussed above under “—Containerships”, could negatively impact the outlook for Capesze drybulk charter rates.

Capesize drybulk vessels are primarily involved in the shipments of iron ore (approximately 75% of all cargoes carried) and coal (approximately 20% of all cargoes carried), with bauxite, grains and minor bulks combined making up the residual share. Iron ore is mostly shipped in Capesize vessels and Capesize vessels are also typically deployed on longer-haul coal trades. China dominates global iron ore markets, producing over half of the world’s steel and importing over 70% of seaborne iron ore trade. Exports are dominated by Australia and Brazil, which make up just under 80% of global exports combined. Over the past decade, coal trade has been dominated by growth in imports by China and India, and more recently by nations in Southeast Asia such as Vietnam. Growth in China’s iron ore and coal imports has shaped the drybulk market this millennium, accounting for more than half of incremental trade since 2000. However, import growth has slowed since 2015.

Iron ore seaborne trade was estimated to have increased by an estimated 3.0% year-over-year in 2024 and 2.4% in 2023, whereas 2022 witnessed a drop of 2.8% year-over-year, largely due to changes in Chinese government policies. Seaborne coal trade was estimated to have increased by just 0.1% year-over-year in 2022. Incremental growth in iron ore trade is expected to be limited in the coming years. This predominantly reflects expected structural changes to China’s economy, which is expected to become less steel-intensive. Similarly, incremental growth in seaborne coal trade is expected to be limited as natural gas and renewables attain a greater share of global energy production. Incremental growth is expected to be driven in particular by India and South East Asia. In the medium term, a slowing down in growth of Chinese urbanization and a move towards cleaner energy production suggest that seaborne iron ore and coal volumes should first peak and then slowly decline later in the decade.

Capesize vessels (over 120,000 DWT) deliveries totaled 7.7 million DWT in 2024, 10.5 million DWT in 2023, and 10.2 million DWT in 2022. The orderbook at the end of 2024 was equivalent to approximately 8% of global Capesize fleet capacity by DWT, compared to the orderbook for the overall drybulk carrier fleet of all class sizes, which was equivalent to approximately 9.4% of existing fleet capacity by DWT at the end of 2024. Capesize vessel deliveries from shipyards in 2025 are scheduled to be 7.6 million DWT, based on orderbook data. At the end of 2024, an estimated 19.5% of the Capesize fleet was 15 years or older.

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

As of December 31, 2024 and December 31, 2023, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our container vessels, for which an impairment indicator existed as of December 31, 2024, by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi-year, fixed rate period charters that have initial terms up to 18 years for our container vessels, providing us with contracted stable cash flows. The factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

As of December 31, 2024 and December 31, 2023, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contracts i.e. non-contracted revenue days. The estimated daily time charter equivalent rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond our control we believe that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market and the remaining economic useful life of the respective vessel.

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

As of December 31, 2024 and December 31, 2023, our assessment concluded that step two of the impairment analysis was not required for any vessel in our fleet held and used, as their undiscounted projected net operating cash flows exceed their carrying value.

Impairment Sensitivity Analysis

As of December 31, 2024, an internal analysis, which is based on our vessel’s market valuation as described in our credit facilities and accepted by our lenders as of December 31, 2024, concludes that 21 of our container vessels may have current market values below their carrying values. We believe that each of the 21 container vessels identified as having estimated market values less than their carrying values, all of which are currently under long-term charters expiring between September 2025 and April 2028, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

The below table sets out the net book value of each of our vessels and we have indicated which of those have a net book value which exceeds its estimated market value as of December 31, 2024 and 2023.

			Net Book Value	Net Book Value
			December 31, 2024	December 31, 2023
	Capacity in	Year	(In thousands	(In thousands
Vessel	TEU/DWT	Built	of Dollars)	of Dollars)
Kota Peony (ex Hyundai Honour) (2)(3)	13,100	2012	$113,029	$118,267
Kota Primrose (ex Hyundai Respect) (2)(3)	13,100	2012	113,149	118,389
Kota Plumbago (ex Hyundai Smart) (2)(3)	13,100	2012	114,406	119,754
Speed (ex Hyundai Speed) (2)(3)	13,100	2012	115,217	120,316
Ambition (ex Hyundai Ambition) (2)(3)	13,100	2012	115,774	120,851
Express Berlin (2)(3)	10,100	2011	89,678	94,516
Express Rome (2)(3)	10,100	2011	91,001	94,959
Express Athens (2)(3)	10,100	2011	91,176	95,108
Le Havre (2)	9,580	2006	43,058	45,759
Pusan C (2)	9,580	2006	43,192	44,990
Bremen	9,012	2009	27,604	27,898
C Hamburg	9,012	2009	26,834	27,917
Niledutch Lion	8,626	2008	23,775	24,786
Kota Manzanillo	8,533	2005	20,171	21,084
Belita (2)	8,533	2006	46,396	49,590
CMA CGM Melisande (2)(3)	8,530	2012	77,144	80,185
CMA CGM Attila (2)(3)	8,530	2011	72,915	75,811
CMA CGM Tancredi (2)(3)	8,530	2011	74,518	77,509
CMA CGM Bianca (2)(3)	8,530	2011	75,059	78,027
CMA CGM Samson (2)(3)	8,530	2011	74,530	78,202
America (2)	8,468	2004	33,686	36,091
Europe (2)	8,468	2004	32,913	35,238
Kota Santos	8,463	2005	21,910	23,030
Catherine C	8,010	2024	100,705	—
Greenland	8,010	2024	100,639	—
Greenville	8,010	2024	101,987	—
Greenfield	8,010	2024	102,980	—
Interasia Accelerate	7,165	2024	86,420	—
Interasia Amplify	7,165	2024	87,610	—
CMA CGM Moliere (2)(3)	6,500	2009	53,428	56,499
CMA CGM Musset (2)(3)	6,500	2010	54,380	57,424
CMA CGM Nerval (2)(3)	6,500	2010	54,921	57,886
CMA CGM Rabelais (2)(3)	6,500	2010	55,536	58,591
Racine (2)(3)	6,500	2010	55,216	58,215
YM Mandate (2)(3)	6,500	2010	56,940	60,170
YM Maturity (2)(3)	6,500	2010	57,867	61,109
Savannah (ex ZIM Savannah)	6,402	2002	8,730	8,780
Dimitra C	6,402	2002	8,821	8,896
Suez Canal (2)(3)	5,610	2002	30,458	33,557
Kota Lima (2)	5,544	2002	30,888	33,936
Wide Alpha (2)	5,466	2014	49,301	50,337
Stephanie C (2)	5,466	2014	49,478	50,374
Euphrates (ex Maersk Euphrates) (2)	5,466	2014	49,221	51,408
Wide Hotel (2)	5,466	2015	50,904	53,100
Wide India (2)	5,466	2015	50,866	53,060
Wide Juliet (2)	5,466	2015	50,898	51,921
Seattle C	4,253	2007	9,510	9,842
Vancouver	4,253	2007	9,613	9,941
Rio Grande	4,253	2008	10,788	11,211
Paolo	4,253	2008	11,226	11,677
Kingston	4,253	2008	11,539	12,016
Monaco (ex ZIM Monaco)	4,253	2009	11,756	12,176
Dalian	4,253	2009	12,188	12,678
ZIM Luanda	4,253	2009	12,652	13,170
Derby D	4,253	2004	5,381	5,401
Tongala	4,253	2004	5,315	5,314
Dimitris C	3,430	2001	4,933	4,991
Express Brazil	3,400	2010	6,398	6,551
Express France	3,400	2010	6,395	6,546
Express Spain	3,400	2011	6,634	6,794
Express Argentina	3,400	2010	6,369	6,518
Express Black Sea	3,400	2011	6,737	6,826
Colombo	3,314	2004	7,959	8,331
Singapore	3,314	2004	8,084	8,440
Zebra	2,602	2001	3,949	3,996
Artotina	2,524	2001	3,851	3,936
Advance	2,200	1997	2,822	2,863
Future	2,200	1997	2,793	2,833
Sprinter	2,200	1997	2,808	2,843
Stride	2,200	1997	—	2,898
Progress C	2,200	1998	2,849	2,881
Bridge	2,200	1998	2,837	2,873
Highway	2,200	1998	2,833	2,865
Phoenix D	2,200	1997	2,869	2,931
Integrity (1)	175,966	2010	20,052	20,611
Achievement (1)	175,966	2011	20,113	20,576
Ingenuity (1)	176,022	2011	21,744	22,174
Genius (1)	175,580	2012	22,342	22,874
Peace (1)	175,858	2010	19,340	19,738
W Trader (1)	175,879	2009	18,594	19,109
E Trader (1)	175,886	2009	18,679	18,578
Gouverneur (1)	178,043	2010	27,419	—
Valentine (1)	175,125	2011	28,217	—
Danaos (1)	176,536	2011	27,392	—
Total			$3,290,309	$2,746,541
(1)	Capesize bulk carriers’ capacity is expressed in dead weight tons (DWT).
(2)	Indicates 33 container vessels, for which the aggregate carrying values exceeded their aggregate estimated market value by approximately $837.4 million as of December 31, 2023.

(3)	Indicates 21 container vessels, for which the aggregate carrying values exceeded their aggregate estimated market value by approximately $226.3 million as of December 31, 2024.

As discussed above, we believe that the appropriate historical period to use as a benchmark for impairment testing of our vessels is the most recent 5 to 15 years, to the extent available, as such averages take into account the volatility and cyclicality of the market and the remaining economic useful life of the respective vessel. Charter rates are, however, subject to change based on a variety of factors that we cannot control and we note that for all vessel categories, charter rates for the last one year have been greater than their ten and fifteen year historical averages.

In connection with the impairment testing of our vessels as of December 31, 2024, our internal analysis concludes that 21 of our container vessels may have current market values below their carrying values. We performed a sensitivity analysis on the most sensitive and/or subjective assumption – the estimated daily time charter equivalent rates used for non-contracted revenue days that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non - contracted days. The following table summarizes information about these 21 container vessels, including the breakeven charter rates and the one - year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

		Assumed
		Rechartering
		Rate(7)/Percentage
		difference
		between break	1 year	1 year	1 year	1 year	1 year
		even and	charter rate	charter rate	charter rate	charter rate	charter rate
	Break Even	assumed	historical	historical	historical	historical	historical
	re‑chartering	re‑chartering	average of	average of	average of	average of	average of
	rates(6)	rates(8)	last 1 year	last 3 years	last 5 years	last 10 years	last 15 years
Vessel/Year Built	($ per day)	($ per day)/(%)	($ per day)	($ per day)	($ per day)	($ per day)	($ per day)
5 × 13,100 TEU vessels (2012)(1)	$25,445	$65,900 / 61.4%	$95,000	$114,292	$103,470	$65,920	$60,812
3 × 10,100 TEU vessels (2011)(2)	$24,621	$51,200 / 51.9%	$74,050	$89,092	$80,655	$51,280	$47,333
5 × 8,530 TEU vessels (2011-2012)(3)	$19,495	$43,600 / 55.3%	$63,125	$75,908	$68,720	$43,625	$40,285
7 × 6,500 TEU vessels (2009-2010)(4)	$15,702	$35,200 / 55.4%	$52,650	$62,933	$56,800	$35,258	$31,118
1 × 5,500 TEU vessels (2002)(5)	$17,808	$40,000 / 55.5%	$43,800	$54,225	$49,615	$30,413	$25,947
(1)

Our five 13,100 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the Kota Peony (ex Hyundai Honour) in March 2027, the Kota Primrose (ex Hyundai Respect) in April 2027, the Kota Plumbago (ex Hyundai Smart) in July 2027, the Speed (ex Hyundai Speed) in March 2027 and the Ambition (ex Hyundai Ambition) in April 2027.

(2)

Our three 10,100 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the Express Rome in May 2027, the Express Athens in May 2027 and the Express Berlin in August 2026.

(3)

Our five 8,530 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the CMA CGM Attila in May 2027, the CMA CGM Tancredi in July 2027, the CMA CGM Bianca in September 2027, the CMA CGM Samson in November 2027 and the CMA CGM Melisande in January 2028.

(4)

Our five 6,500 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the CMA CGM Moliere in March 2027, the CMA CGM Musset in September 2025, the CMA CGM Nerval in November 2025, the CMA CGM Rabelais in January 2026 and the Racine in April 2026. Additionally, two 6,500 TEU vessels are under long-term bareboat charter contracts with Yang Ming with earliest expiration dates of the charters being as follows: the YM Mandate in January 2028 and the YM Maturity in April 2028.

(5)	Our 5,500 TEU vessel is under long-term time charter contract with the earliest expiration date of the charter being as follows: the Suez Canal in April 2026.
(6)

The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel.

(7)

Re-chartering rate used in our impairment testing as of December 31, 2024, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(8)	The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in our impairment testing analysis as of December 31, 2024.

Furthermore, as discussed above, our internal analysis concludes that 62 of our vessels had a market value in excess of its net book value as of December 31, 2024.

Newly Implemented Accounting Principles:

None.

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of February 28, 2025, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	68	President, Chief Executive Officer and Class I Director
Iraklis Prokopakis	74	Vice Chairman and Class II Director
Evangelos Chatzis	51	Vice President, Chief Financial Officer, Treasurer and Secretary
Dimitris Vastarouchas	57	Vice President and Chief Operating Officer
Filippos Prokopakis	42	Chief Commercial Officer
Petros Christodoulou	64	Class I Director
Myles R. Itkin	77	Class I Director
William Repko	75	Class III Director
Richard Sadler	63	Class III Director

The term of our Class I directors expires in 2027, the term of our Class III directors expires in 2025 and the term of our Class II director expires in 2026. Certain biographical information about each of these individuals is set forth below.

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

Dimitris Vastarouchas is our Chief Operating Officer. On November 10, 2023, Dimitris Vastarouchas, who had been serving as the Company’s Deputy Chief Operating Officer, was appointed the Company’s Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of Danaos Shipping since 2005 and has over 27 years of experience in the shipping industry. Mr. Vastarouchas initially joined Danaos Shipping in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

Filippos Prokopakis is our Chief Commercial Officer. On November 10, 2023, Filippos Prokopakis, who had been serving as Commercial Director of Danaos Shipping, was appointed Chief Commercial Officer of the Company. Mr. Filippos Prokopakis had been with Danaos Shipping since 2012 and has over 13 years of experience in the shipping and logistics industry. During his tenure with Danaos Shipping, he has been in charge of chartering and sale and purchase activities and has developed considerable experience across all commercial operations. Prior to joining Danaos Shipping, Filippos was a Project Manager at Mamidoil — Jetoil S.A., responsible for commercial operations concerning aviation fuel, contract negotiations, market analysis and forecasting. He holds a bachelor’s degree in business administration from Hofstra University, New York, a Master of Science degree in International Marketing from London South Bank University and Certificates in the fields of Shipping, Negotiations and Decision Making. He is the nephew of Iraklis Prokopakis.

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

Compensation of Directors and Senior Management

In 2024, our Vice Chairman received annual fees of $100,000 and our other non-executive directors received annual fees of $85,000, in each case plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under “—Equity Compensation Plan.” The audit committee chairman receives an additional annual fee of $15,000. For the years ended December 31, 2024, 2023 and 2022, non-executive directors received an additional bonus reward of $227,500, $147,500 and $147,500, respectively, in the aggregate. We do not have service contracts with any of our non-employee directors. We have employment agreements with one director who is also the Chief Executive Officer of our company, as well as with our other three executive officers.

We directly employ our executive officers, which in 2024 comprised our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer. Our executive officers, which prior to November 2023 consisted of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, received aggregate cash compensation of $2.5 million (€2.3 million), $2.2 million (€2.0 million) and $2.1 million (€2.0 million)for the years ended December 31, 2024, 2023 and 2022, respectively. As of January 1, 2025, the annual base compensation of our executive officers is €2.3 million in the aggregate. Our executive officers are also eligible, at the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “—Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $8.2 million, $6.3 million and $5.4 million in the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the “Other Comprehensive Income” in 2022, out of which advances amounting to $7.8 million were exercised and recognized under “Other income/(expense), net” in the Consolidated Statement of Income in the year ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another one was appointed to a new position. Prior service cost arising from the retrospective recognition of past service and due to experience amounting to $5.2 million and losses due to assumptions change amounting to $1.1 million were recognized in “Other Comprehensive Income” in 2023. Defined benefit obligation of $12.9 million and $13.3 million is presented under “Other long-term liabilities” as of December 31, 2024 and December 31, 2023, respectively. See “Note 19, Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

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

Employees

We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, which are the only employees of Danaos Corporation or its subsidiaries. As of December 31, 2024, 1,875 people served on board the vessels in our fleet and 250 people provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. Crew wages and other related expenses are paid by our Manager and our Manager is reimbursed by us. We are not responsible for the compensation of the shore-based employees of our Manager or Danaos Chartering. We awarded employees of our Manager an aggregate of 30,000 restricted shares of common stock and aggregate cash awards of $2.0 million in 2024.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Board of Directors

On February 28, 2025, we had six members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Repko and Sadler, is independent within the requirements of the New York Stock Exchange.

To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2025. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

The board of directors and our company’s management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC. Our Restated Articles of Incorporation and amended and restated Bylaws are the foundation of our corporate governance. We have adopted a number of key documents that are the foundation of our corporate governance, including:

●	a Code of Business Conduct and Ethics for officers and employees;
●	a Code of Conduct and Ethics for Corporate Officers and Directors;
●	an Ethics and Compliance Policy;
●	an Anti-Fraud Policy;
●	an Anti-Bribery and Corruption Policy;
●	an Anti-Money Laundering Policy;
●	a Nominating and Corporate Governance Committee Charter;
●	a Compensation Committee Charter;
●	an Audit Committee Charter; and
●	an Environmental, Social and Governance (ESG) Committee Charter.

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

Committees of the Board of Directors

We are a “foreign private issuer” under SEC rules promulgated under the Securities Act and within the meaning of the New York Stock Exchange corporate governance standards. We are also a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee is a non-independent director and (2) we may not seek stockholder approval for issuances of capital stock, including equity compensation arrangements, as permitted by applicable Marshall Islands law. See “Item 16G. Corporate Governance.”

Audit Committee

Our audit committee consists of Myles R. Itkin (chairman), William Repko and Petros Christodoulou each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2024, there were four meetings of the audit committee.

Compensation Committee

Our compensation committee consists of Petros Christodoulou (chairman), William Repko and Richard Sadler. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2024, there were four meetings of the compensation committee.

Environmental, Social and Governance (ESG) Committee

Our environmental, social and governance committee consists of Iraklis Prokopakis (chairman), Richard Sadler and Petros Christodoulou. The Board has established the ESG Committee to assist, advise and act on behalf of the board in: (1) providing oversight and guidance with respect to the Company’s environmental (including with respect to climate change), social (including with respect to social and political trends), and corporate responsibility matters (“ESG Matters”); (2) evaluating and recommending initiatives for ESG Matters for adoption by the Company; (3) assessing risks and opportunities regarding ESG Matters; (4) promoting practices for ESG Matters within the Company’s business culture and processes. During 2024, there were five meetings of the ESG Committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2024, there were 4 meetings of the nominating and corporate governance committee.

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

On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. On November 10, 2023, the Company granted 100,000 fully vested shares to executive officers. On November 8, 2024, the Company granted an aggregate of 100,000 fully vested shares of common stock to executive officers and on December 18, 2024 the Company granted an aggregate of 30,000 restricted shares of common stock to certain employees of the Manager, which are scheduled to vest over four years, subject to continued service. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares on the grant date. Stock based compensation expenses of $14.6 million, $12.7 million and $6.0 million, which for 2024 and 2023 includes 100,000 shares issued to Danaos Shipping as part of its annual management fee, were recognized under “General and administrative expenses” in our Consolidated Statements of Income in the years ended December 31, 2024, 2023 and 2022, respectively. The average price of issued shares was $80.80, $63.40 and $54.40 per share in the years ended December 31, 2024, 2023 and 2022, respectively. The 30,000 restricted shares granted in December 2024, were issued and outstanding as of December 31, 2024, with aggregate compensation expense of $2.3 million related thereto expected to be recognized as the shares vest over a 4-year period. No restricted shares were outstanding as of December 31, 2023 and December 31, 2022.

The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2024, 2023 and 2022, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager or Danaos Shipping, and Danaos Chartering Services Inc., which we refer to as Danaos Chartering, are each ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 50.02% of our outstanding common stock as of February 27, 2025. Danaos Shipping has provided services to our vessels since 1972 and continues to provide technical, administrative and certain general services which support our business, as well as comprehensive ship management services such as technical supervision and, until 2025, commercial management, including chartering our vessels, pursuant to a management agreement. From 2025, Danaos Chartering provides us with commercial management services, including chartering our vessels and sale and purchase brokerage services, pursuant to a brokerage services agreement.

On November 10, 2023, we entered into an amended and restated management agreement with Danaos Shipping, extending the term of the management agreement with Danaos Shipping, dated April 1, 2021, from December 31, 2024 to December 31, 2025 and modifying the fees payable thereunder as described below under “—Compensation of Our Manager and Danaos Chartering”. On February 3, 2025, we entered into (1) an amended and restated management agreement with Danaos Shipping, removing the provision of certain commercial services to us by Danaos Shipping and the related fees payable by us, and (2) a brokerage services agreement with Danaos Chartering for the provision of such commercial services for the same fees previously payable to Danaos Shipping which were eliminated in the amended and restated management agreement.

Management fees in respect of continuing operations under our management agreement amounted to approximately $29.1 million in 2024, $21.5 million in 2023 and $21.9 million in 2022. The related expenses are presented under “General and administrative expenses” on the Consolidated Statement of Income. We recognized non-cash share-based expense of $6.3 million in respect of 100,000 shares of common stock issued to Danaos Shipping in each of the years ended December 31, 2024 and 2023, which is presented under “General and administrative expenses” in the Consolidated Statements of Income. We pay monthly advances in regard to the next month’s vessels’ operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under “Due from related parties” and totaled $52.6 million and $51.4 million as of December 31, 2024 and 2023, respectively.

Management Agreements

Under our management agreement with Danaos Shipping, Danaos Shipping is responsible for providing us with technical and administrative services, which include the following:

●	technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and war risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, supervising the design and construction of newbuildings by shipyards, and attending to all other technical matters necessary to run our business; and
●	administrative services, which include, at the direction of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Danaos Shipping also provides us with services in relation to the European Union Emission Trading System.

Under our brokerage services agreement with Danaos Chartering, Danaos Chartering is responsible for providing us with commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, including newbuildings, and such other commercial services as we may reasonably request from time to time.

Reporting Structure

Our Manager and Danaos Chartering report to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, each of which is appointed by our board of directors. Under our management agreement, our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer may direct the Manager and Danaos Chartering to remove and replace any officer or any person who serves as the head of a business unit of our Manager and Danaos Chartering, respectively. Furthermore, our Manager and Danaos Chartering will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer.

Compensation of Our Manager and Danaos Chartering

Under the amended and restated management agreement, we will pay to Danaos Shipping the following fees in 2025: (i) an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually in the fourth quarter, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, for each calendar day we own each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter or voyage charter, for each calendar day we own each vessel, and (iv) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. Under the brokerage services agreement, we will pay to Danaos Chartering the following fees in 2025: (i) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel and (ii) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts. These are the same fees that we paid in 2024 under our management agreement with Danaos Shipping. In 2023 and 2022 we paid Danaos Shipping: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, for each calendar day we owned each vessel, and (iii) a daily vessel management fee of $850 for vessels on time charter or voyage charter, for each calendar day we owned each vessel, (iv) fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel. We believe the fees we pay Danaos Shipping and Danaos Chartering are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

We also advance all technical vessel operating expenses with respect to each vessel in our fleet to enable Danaos Shipping to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, Danaos Shipping or us, as the case may be, will pay the other the difference at the end of such quarter, although Danaos Shipping may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

Term and Termination Rights

The management agreement with Danaos Shipping and brokerage services agreement with Danaos Chartering, which we refer to together as our “management agreements,” are each for a term expiring on December 31, 2025. Our management agreements each automatically extend for additional 12-month terms, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term. For each subsequent 12-month term, the fees and commissions will be set at a mutually agreed upon rate between us and Danaos Shipping and Danaos Chartering, respectively, no later than 30 days prior to the commencement of the applicable subsequent term.

Termination Rights of our Manager and Danaos Chartering. Danaos Shipping may terminate the management agreement and Danaos Chartering may terminate the brokerage services agreement, prior to the end of their respective terms in the two following circumstances:

●	if any moneys payable by us shall not have been paid within 60 business days of payment having been demanded in writing; or
●	if at any time we materially breach the agreement and the matter is unresolved within 60 days after we are given written notice from Danaos Shipping or Danaos Chartering, as applicable.

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

We have equivalent termination rights under our brokerage services agreement with Danaos Chartering.

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

We have equivalent termination rights under our brokerage services agreement with Danaos Chartering.

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

Non-competition

Our Manager has agreed that, during the term of the management agreement and for a period of one year following termination of the management agreement, and Danaos Chartering has agreed that, during the term of the brokerage services agreement and for a period of one year following termination of the brokerage services agreement, they will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period pursuant to a restrictive covenant agreement with us. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Danaos Chartering has agreed to the same restrictions during the term of the brokerage services agreement and for one year thereafter. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer, our Manager and Danaos Chartering will be permitted to provide management services to such vessels.

The restrictions described above on our Manager, under the management agreement, and on Danaos Chartering, under the brokerage services agreement, and Dr. Coustas, under the restrictive covenant agreement, will cease to apply upon the occurrence of certain transactions constituting a “Change of Control” of the Company, which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party, as set out in the restrictive covenant agreement.

Sale of Our Manager or Danaos Chartering

Our Manager and Danaos Chartering have each agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services it performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager or Danaos Chartering, we have a right of first refusal to purchase our Manager and Danaos Chartering, respectively. This prohibition and right of first refusal is in effect throughout the term of the management agreement and brokerage services agreement, respectively, and for a period of one year following the expiry or termination of such agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of the outstanding capital stock of our Manager and Danaos Chartering during the term of the management agreement and brokerage services agreement, respectively, and 80% of the voting power of our the outstanding capital stock of our Manager and Danaos Chartering. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager and Danaos Chartering, as applicable, owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary). Under the terms of certain of our financing agreements, a change in control of our Manager, a breach by our Manager of its undertaking to our lenders or our management agreement would constitute an event of default under such financing agreements.

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2024, 2023 and 2022, we paid premiums of $9.3 million, $8.7 million and $6.6 million, respectively, to The Swedish Club under these insurance policies.

Danaos Management Consultants

Our Chief Executive Officer, Dr. John Coustas, co-founded and until February 2023 had a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our Manager . Dr. Coustas has not participated in the day-to-day management of Danaos Management Consultants in recent years.

Offices

We occupy office space that is owned by our Manager and which is provided to us as part of the services we receive under our management agreement.

Acquisition of Marketable Securities

In June 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of Eagle Bulk Shipping Inc., for $68.2 million. Of this amount, we acquired 993,529 shares for $43.72 million in open market transactions and 559,336 shares for $24.44 million from Virage International Ltd. (“Virage”), which is wholly-owned by DIL, in a privately negotiated transaction. Virage acquired these shares for $24.48 million (including commissions) in open market purchases in April and May 2023.

CTTC

In 2024, we provided a $1.6 million loan to CTTC, in which we have a 49% ownership interest, which bears interest at a rate of SOFR+2.0% and has a maturity date of December 31, 2025. See “Note 3, Investments in Affiliates”, to our audited financial statements included elsewhere in this annual report.

Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 27, 2025 held by:

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

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 27, 2025 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 18,669,310 shares of common stock outstanding as of February 27, 2025. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of
	Shares of	Percentage
	Common	of
	Stock	Common
	Owned	Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	9,338,502	50.02%
Iraklis Prokopakis Vice Chairman of the Board of Directors	200,000	1.1%
Evangelos Chatzis Chief Financial Officer, Treasurer and Secretary	73,000	*
Dimitris Vastarouchas Chief Operating Officer	—	*
Filippos Prokopakis Chief Commercial Officer	—	*
Myles R. Itkin Director	4,000	*
William Repko Director	3,000	*
Petros Christodoulou Director	—	—
Richard Sadler Director	—	—
All executive officers and directors as a group (9 persons)	9,618,502	51.5%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	9,338,502	50.02%
*	Less than 1%.
(1)	By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.
(2)	According to a Schedule 13D/A jointly filed with the SEC on January 16, 2025 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

As of February 27, 2025, we had approximately 38 stockholders of record, one of which was located in the United States and held an aggregate of 18,523,709 shares of common stock. The United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

DIL owns approximately 50.02% of our outstanding common stock, as of February 27, 2025. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions.

A “Change of Control”, as defined in our senior secured facilities, will give rise to the lenders thereunder having the right to require the mandatory prepayment in full of such facilities and a cancellation of any undrawn commitments, including the revolving credit facility.See “Item 5. Operating and Financial Review and Prospects— Credit Facilities.” In addition, the terms of our Senior Notes require us to offer to repurchase all of our outstanding Senior Notes if there is a “change of control” as defined in the indenture for our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Senior Notes.”

Item 8. Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Legal Proceedings. We are not involved in any legal proceedings that we believe would have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. See “Note 16. Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this annual report.

Dividend Policy. We reinstated quarterly cash dividend payments in 2021. We declared and paid dividends of $30.9 million to our stockholders from our retained earnings in 2021, paying a dividend of $0.50 per share of common stock in June, August and December. We declared and paid dividends of $61.5 million to our stockholders from our retained earnings in 2022, paying a dividend of $0.75 per share of common stock in February, June, August and November. We declared and paid dividends of $60.7 million to our stockholders from our retained earnings in 2023, paying a dividend of $0.75 per share of common stock in February, May and August and $0.80 per share of common stock in November. We declared and paid dividends of $62.8 million to our stockholders from our retained earnings in 2024, paying a dividend of $0.80 per share of common stock in March, June and August and $0.85 per share of common stock in November. On February 10, 2025, we declared a dividend of $0.85 per share of common stock, which is payable on March 5, 2025 to shareholders of record as of February 24, 2025.

Under our credit facilities, we are permitted to pay dividends so long as no event of default has occurred or would occur as a result of the payment of such dividends, and we remain in compliance with the financial and other covenants thereunder, including the collateral coverage requirements. Our Senior Notes Indenture contains limitations on the amount we can pay as dividends on our capital stock. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Declaration and payment of any future dividend is subject to the discretion of our board of directors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See “Item 3. Key Information—Risk Factors—Risks relating to our common stock” for a discussion of the risks related to dividend payments.

Item 9. The Offer and Listing

Since our initial public offering in the United States in October 2006, our common stock has been listed on the New York Stock Exchange under the symbol “DAC.”

Item 10. Additional Information

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share. In June 2022, we announced a share repurchase program of up to $100 million of our common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our board of directors on November 10, 2023. We repurchased 318,306, 661,103, 1,131,040 and 466,955 shares of our common stock in the open market for $25.6 million, $53.9 million, $70.6 million and $28.6 million in the period from January 1, 2025 to February 27, 2025 and the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, 25,585,985 shares of common stock were issued and 18,987,616 shares of common stock were outstanding, and as of February 27, 2025, 25,585,985 shares of common stock were issued and 18,669,310 shares of common stock were outstanding, reflecting the repurchase of 318,306 shares from January 1, 2025 to February 27, 2025. No shares of preferred stock were issued or outstanding as of December 31, 2024 and February 27, 2025. All of our shares of stock are in registered form.

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

Amended and Restated Management Agreement. For a description of the Amended and Restated Management Agreement, dated February 3, 2025, between Danaos Shipping Company Limited and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreements.”

Brokerage Services Agreement. For a description of the Brokerage Services Agreement, dated February 3, 2025, between Danaos Chartering Services Inc. and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreements.”

Amended and Restated Restrictive Covenant Agreement. For a description of the Amended and Restated Restrictive Covenant Agreement, dated February 3, 2025, between Danaos Corporation, DIL and Dr. John Coustas, please see “Item 7. Major Shareholders and Related Party Transactions—Non-competition.”

Senior Notes Indenture. For a description of the Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, please see “Item 5. Operating and Financial Review and Prospects—Senior Notes”.

Senior Secured Credit Facilities. For a description of the Facility Agreement for $382.5 million Senior Secured Revolving Credit Facility, dated December 1, 2022, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. as lender please see “Item 5. Operating and Financial Review and Prospects-Credit Facilities”.

For a description of the Facility Agreement for $450 million Senior Secured Credit Facility, dated March 19, 2024, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. London Branch, as Coordinator, Citibank N.A. London Branch, BNP Paribas and KFW IPEX-Bank GMBH, as Mandated Lead Arrangers and Bookrunners ALPHA BANK S.A., as Mandated Lead Arranger, with Citibank Europe plc, UK Branch, As Agent, Citibank, N.A., London Branch, as security agent, and the financial institutions listed on Schedule I thereto, as lenders, please see “Item 5. Operating and Financial Review and Prospects-Credit Facilities”.

For a description of the Syndicated Facility Agreement for $850 million Senior Secured Credit Facility, dated February 7, 2025, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and the financial institutions party thereto, please see “Item 5. Operating and Financial Review and Prospects-Credit Facilities”.

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, and, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463 (each an “Exchange of Notes”), that the Marshall Islands and Liberia, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While the 883 Trust currently owns more than 50% of our shares, this may not continue to be the case in the future. Therefore, while we believe that we currently satisfy the 50% Ownership Test, we expect that, if the 883 Trust were to own 50% or less of our shares, it may be difficult for us to satisfy the 50% Ownership Test due to the public trading of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2024, our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the “listing threshold”. Since our common stock is our sole class of stock, we satisfied the listing threshold for 2024 and expect to continue to do so for subsequent taxable years.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2024. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2024 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

Approximately 50.02% of our outstanding shares of common stock, as of February 27, 2025, will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

Accordingly, there can be no assurance that we or any of our vessel-owning or vessel-operating subsidiaries will qualify for the benefits of Section 883 for any taxable year.

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime. Many of our charters contain provisions obligating the charterer to reimburse us for amounts paid in respect of the 4% tax with respect to the activities of the vessel subject to the charter.

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

Our U.S.-source shipping income, other than leasing income, will be considered “effectively connected” with the conduct of a United States trade or business only if:

●	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
●	substantially all (at least 90%) of our U.S.-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Our U.S.-source shipping income from leasing will be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	we have, or are considered to have a fixed place of business in the United States that is involved in the earning of such leasing income; and
●	substantially all (at least 90%) of our U.S.-source shipping income from leasing is attributable to such fixed place of business.

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

Distributions with Respect to Common Stock

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his or her or its common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “— PFIC Status and Material U.S. Federal Tax Consequences”); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121 - day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in the share of common stock with respect to which such dividend was paid or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in our stock with respect to which the dividend was paid. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2024. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would disagree with the Tidewater decision. If the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, including if we increase our cash on hand, or that we can avoid being treated as a PFIC for any taxable year.

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

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election with respect to our common stock, which United States Holder we refer to as an “Electing Holder,” for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again when distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any Subsidiary PFIC are treated as PFICs by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC. We may elect to provide such information on our website.

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

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. To the extent that the dividends are effectively connected income, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We currently have no outstanding interest rate swaps agreements. However, in past years, we entered into interest rate swap agreements designed to manage our floating rate exposure on our credit facilities. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Assuming no changes to our borrowings or hedging instruments after December 31, 2024, a 10 basis points increase in interest rates on our floating rate debt outstanding on December 31, 2024 would result in a $506 thousand increase in interest expense in 2025. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2024 we incurred approximately 24.6% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). A hypothetical 10% increase in U.S. dollars/Euro exchange rate would have increased our operating expenses by approximately $3.6 million for the year ended December 31, 2024. As of December 31, 2024, approximately 24.5% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

15A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2024. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

In making its assessment of our internal control over financial reporting as of December 31, 2024, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2024, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024 which is included in Item 15C. below.

15C. Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 5, 2025, expressed an unqualified opinion on those financial statements.

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

March 5, 2025

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2024.

Item 16C. Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (PCAOB ID 1163) (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024, 2023 and 2022.

The chart below sets forth the total amount billed and accrued for Deloitte’s services performed for 2024 and 2023 and breaks down these amounts by the category of service.

	2024	2023

	(in thousands of dollars)
Audit fees	$396.4	$412.0
Audit-related fees	—	—
Total fees	$396.4	$412.0

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings.

Audit-related Fees; Tax Fees; All Other Fees

No audit-related, tax or other services were provided for the years ended December 31, 2024 and 2023.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 14, 2022, we announced that our Board of Directors had authorized the repurchase of up to $100 million of shares of our common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our Board of Directors on November 10, 2023. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

We have repurchased 318,306, 661,103, 1,131,040 and 466,955 shares of our common stock in the open market for $25.6 million, $53.9 million, $70.6 million and $28.6 million in the period from January 1, 2025 to February 27, 2025 and the years ended December 31, 2024, 2023 and 2022, respectively, in accordance with our share repurchase program. The below table presents information about our stock repurchases in the period from January 1, 2025 through February 27, 2025 and the year ended December 31, 2024. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

				Maximum
				approximate Dollar
			Total number of	value of shares that
			shares purchased	may yet be
			as part of publicly	purchased under the
	Total number of	Average price paid	announced	program
Period	shares purchased	per share (in US$)	program	(in US$ million)
June 23 to June 30, 2022	177,900	$63.00	177,900	$88.8
July 1 to July 18, 2022	231,300	$60.21	409,200	$74.9
September 21 to September 22, 2022	57,755	$59.18	466,955	$71.4
Total	466,955	$61.15	466,955	$71.4
Period
March 29 to March 31, 2023	40,500	$54.23	507,455	$69.3
April 3 to April 6, 2023	58,059	$54.51	565,514	$66.1
May 2 to May 31, 2023	207,145	$57.58	772,659	$54.2
June 1 to June 29, 2023	291,993	$63.96	1,064,652	$35.5
July 17 to July 24, 2023	15,895	$65.62	1,080,547	$34.4
August 24 to August 28, 2023	9,528	$65.86	1,090,075	$33.8
September 5 to September 29, 2023	229,601	$64.86	1,319,676	$18.9
October 2 to October 30, 2023	152,725	$65.56	1,472,401	$8.9
November 1 to November 14, 2023	125,594	$64.27	1,597,995	$100.8
Total	1,131,040	$62.43	1,597,995	$100.8
Period
March 20 to March 28, 2024	57,901	$71.36	1,655,896	$96.7
April 2 to April 18, 2024	15,163	$71.93	1,671,059	$95.6
September 27 to September 30, 2024	12,322	$86.64	1,683,381	$94.5
October 1 to October 31, 2024	180,426	$84.74	1,863,807	$79.3
November 1 to November 29, 2024	197,890	$83.41	2,061,697	$62.8
December 2 to December 31, 2024	197,401	$80.06	2,259,098	$46.9
Total	661,103	$81.52	2,259,098	$46.9
Period
January 2 to January 31, 2025	158,876	$79.09	2,417,974	$34.4
February 1 to February 27, 2025	159,430	$82.01	2,577,404	$21.3
Total	318,306	$80.55	2,577,404	$21.3

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

As a foreign private issuer we are permitted to follow the corporate governance rules of our home country in lieu of complying with NYSE shareholder approval requirements applicable to certain share issuances and the adoption or amendment of equity compensation plans, specifically NYSE Rules 303A.08, 312.03(a), 312.03(b) and 312.03(c). We comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve share issuances, including equity compensation arrangements, without the need for stockholder approval, in lieu of the NYSE rules.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider Trading Policies

We have adopted a Policy Statement on Inside Information and Insider Trading setting forth policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management and employees, as well as employees of the Manager and certain other service providers, that are designed to promote compliance with applicable insider trading laws, rules and regulations, and NYSE and other listing standards applicable to us. The Company also observes applicable insider trading laws, rules and regulations, and NYSE and other applicable exchange standards applicable to us, in connection with any trading activity. The Company’s Policy Statement on Inside Information and Insider Trading is filed herewith as Exhibit 11.3 to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. Accordingly, we have implemented processes for identifying, assessing, and mitigating cybersecurity risks as part of our Enterprise Risk Management (ERM) process. In line with recognized industry standards - including, but not limited to, the National Institute of Standards and Technology (NIST) Cybersecurity Framework, the General Data Protection Regulation (GDPR), and the Network & Information Systems Directive 2022 (NIS2) - we maintain a comprehensive cybersecurity risk management program. Our IT infrastructure and information security management systems have also been ISO 27001:2022 certified, underscoring our commitment to integrity, transparency, and data safety.

Our cybersecurity program integrates several key components, including information security policies and operating procedures, periodic risk assessments and other vulnerability analyses, and ongoing monitoring of critical cybersecurity risks using automated tools. In addition, all employees undergo cybersecurity training both during onboarding and periodically throughout the year. We also conduct regular phishing simulations to heighten employees’ awareness of spoofed or manipulated electronic communications and other cyber threats.

We maintain a Cybersecurity Incident Response Plan, or CIRP designed to guide our response to incidents, including measures to mitigate and contain potential cybersecurity incidents that could affect our systems, networks, or data. The CIRP identifies specific individuals responsible for developing, maintaining, and following incident-response procedures (including escalation processes). We also engage external third-party consultants to perform annual penetration testing and periodic vulnerability assessments, and we conduct annual assessments of our cybersecurity program for alignment with the NIST Cybersecurity Framework and the International Maritime Organization’s (IMO) guidelines, among others.

To date, risks from cybersecurity threats have not materially affected us, and we do not believe they are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Nevertheless, we may occasionally experience threats to, and security incidents affecting, our data and systems. We will promptly disclose any material cybersecurity incident in accordance with applicable SEC requirements. For more information, please see the risk factor entitled “We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.” under “Item 3—Key Information—Risk Factors” in this annual report.

Governance

To oversee our cybersecurity risk management program and policies, the role and responsibilities of the Chief Information Security Officer have been assigned to an external IT advisory company. The Chief Information Security Officer has primary responsibility for strategy, governance, and risk oversight of our cybersecurity measures, working in cooperation with our Head of IT and under the guidance of our Chief Operating Officer. The IT Department, led by the Head of IT—who has approximately 30 years of experience in information technology and cybersecurity risk management—implements the technical controls and processes designed to mitigate cybersecurity risks, as well as regularly monitoring and updating these measures to adapt to evolving threats. In addition, the IT Department oversees a Security Operations Center (SOC) that is operated by an external provider, employing specialized technology professionals who continuously monitor our systems for potential cybersecurity risks.

We also maintain processes to oversee and identify material cybersecurity risks arising from our use of third-party service providers. These processes include comprehensive vendor evaluations prior to engagement, ongoing audits and testing to verify adherence to our security policies, and contractual provisions requiring vendors to meet our cybersecurity standards. By proactively assessing potential vulnerabilities within our supply chain and continuously monitoring vendor performance, we seek to mitigate any cybersecurity threats that could significantly impact our operations.

As part of our Board of Directors’ ERM process, the Board has ultimate responsibility for overseeing cybersecurity risk management. The Audit Committee, which receives updates on cybersecurity at least quarterly (and more frequently if circumstances warrant), has day-to-day oversight of our cybersecurity program. Pursuant to its charter, the Audit Committee reviews our cybersecurity and other information technology risks, controls, and procedures, including our plans for cybersecurity risk mitigation and incident response. The Compliance Officer, alongside the Chief Operating Officer, provides periodic reports to the Audit Committee on cybersecurity and other IT risks. In the event of a cybersecurity incident that presents a critical risk to the Company, the Chief Operating Officer (and/or the Compliance Officer) would promptly report such incident to our Board of Directors, consistent with our escalation process.

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

4.1	Amended and Restated Management Agreement, dated February 3, 2025, between Danaos Corporation and Danaos Shipping Company Limited

4.2	Brokerage Services Agreement, dated February 3, 2025, between Danaos Corporation and Danaos Chartering Services Inc.

4.3	Amended and Restated Restrictive Covenant Agreement, dated February 3, 2025, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust

4.4	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 6, 2019).

4.5	Directors’ Share Payment Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)
4.6

2006 Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)

4.7

Facility Agreement for $382.5 million Senior Secured Revolving Credit Facility, dated December 1, 2022, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. as lender (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20 - F for the year ended December 31, 2022 filed with the SEC on March 9, 2023)

4.8

Facility Agreement for $450 million Senior Secured Credit Facility, dated March 19, 2024, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. London Branch, as Coordinator, Citibank N.A. London Branch, BNP Paribas and KFW IPEX-Bank GMBH, as Mandated Lead Arrangers and Bookrunners ALPHA BANK S.A., as Mandated Lead Arranger, with Citibank Europe plc, UK Branch, As Agent, Citibank, N.A., London Branch, as security agent, and the financial institutional listed on Schedule I thereto, as lenders (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 28, 2024)

4.9

Facility Agreement for $850 million Senior Secured Credit Facility, dated February 7, 2025, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and the financial institutions named therein

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

11.3	Policy Statement on Inside Information and Insider Trading

12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended

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

15.1	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on February 29, 2024)

101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION

/s/ EVANGELOS CHATZIS
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 5, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. As of December 31, 2024, 21 out of 73 container vessels had impairment indicators.

If impairment indicators exist, the Company compares the undiscounted projected net operating cash flows to the carrying value of the respective container vessel with impairment indicators to determine if the vessel is required to be impaired. When the Company’s estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss equal to the difference between the vessel’s carrying value and fair market value.

The Company makes various assumptions and judgments to determine the undiscounted projected net operating cash flows expected to be generated over the remaining useful life of the container vessel asset, including estimates and assumptions related to the future charter rates. Future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. For periods of time where the container vessels are not fixed under time charter contracts, the Company estimates the future daily time charter equivalent rate (the “future charter rate”) for the vessels’ unfixed days based on the most recent 5 to 15 years historical average time charter rates of similar size container vessels depending on the remaining economic useful life of the respective vessel, as such averages take into account the volatility and cyclicality of the market.

We identified future charter rates used in the undiscounted projected net operating cash flows for container vessels with impairment indicators as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted projected net operating cash flows for container vessels with impairment indicators included the following, among others:

●	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted projected net operating cash flows.
●	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
1.

Evaluating the Company’s methodology for estimating the future charter rates of container vessels utilized in the undiscounted projected net operating cash flows to 1) the Company’s historical rates 2) historical rate information of similar size container vessels published by third party broker and 3) other external market sources, including reports on prospective market outlook.

2.

Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

3.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 5, 2025

We have served as the Company’s auditor since 2022.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
		December 31,	December 31,
	Notes	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$453,384	$271,809
Accounts receivable, net		25,578	9,931
Inventories		23,881	24,511
Prepaid expenses		1,902	1,915
Due from related parties	11	52,572	51,431
Other current assets	3,7,11	113,650	142,173
Total current assets		670,967	501,770
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,458,978 (2023: $1,311,689)	4	3,290,309	2,746,541
Advances for vessels under construction	5,10	265,838	301,916
Deferred charges, net	6	58,759	38,012
Investments in affiliates	3	—	270
Other non-current assets	7	57,781	72,627
Total non-current assets		3,672,687	3,159,366
Total assets		$4,343,654	$3,661,136
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$29,039	$22,820
Accrued liabilities	8	23,644	20,458
Current portion of long-term debt, net	10	35,220	21,300
Unearned revenue	14	49,665	63,823
Other current liabilities		31,386	39,759
Total current liabilities		168,954	168,160
LONG-TERM LIABILITIES
Long-term debt, net	10	699,563	382,874
Unearned revenue, net of current portion	14	22,901	60,134
Other long-term liabilities		27,436	33,651
Total long-term liabilities		749,900	476,659
Total liabilities		918,854	644,819
Commitments and Contingencies	16
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2022 and December 31, 2021)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2024 and December 31, 2023. 25,585,985 and 25,355,962 shares issued; and 18,987,616 and 19,418,696 shares outstanding as of December 31, 2024 and December 31, 2023, respectively)	18	190	194
Additional paid-in capital		650,864	690,190
Accumulated other comprehensive loss	13,19	(70,430)	(75,979)
Retained earnings		2,844,176	2,401,912
Total stockholders’ equity		3,424,800	3,016,317
Total liabilities and stockholders’ equity		$4,343,654	$3,661,136

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2024	2023	2022
OPERATING REVENUES	14,15	$1,014,110	$973,583	$993,344

OPERATING EXPENSES
Voyage expenses	11	(64,101)	(41,010)	(35,145)
Vessel operating expenses	11	(185,724)	(162,117)	(158,972)
Depreciation and amortization of right-of-use assets	4	(148,344)	(129,287)	(134,271)
Amortization of deferred drydocking and special survey costs	6	(29,161)	(18,663)	(12,170)
General and administrative expenses	11	(54,228)	(43,484)	(36,575)
Net gain on disposal/sale of vessels	4	8,332	1,639	37,225
		540,884	580,661	653,436

OTHER INCOME (EXPENSES):
Interest income		12,890	12,133	4,591
Interest expense		(26,185)	(20,463)	(62,141)
Gain/(loss) on investments	7	(25,179)	17,867	(176,386)
Dividend income	7	9,276	1,056	165,399
Gain/(loss) on debt extinguishment, net	10	—	(2,254)	4,351
Equity loss on investments	3	(1,629)	(3,993)	—
Other finance expenses		(3,593)	(4,274)	(1,590)
Other income/(expenses), net	19	2,241	(812)	(6,578)
Loss on derivatives	13	(3,632)	(3,622)	(3,622)
Total Other Income/(Expenses), net		(35,811)	(4,362)	(75,976)

Income before income taxes		505,073	576,299	577,460
Income taxes	7	—	—	(18,250)
Net Income		$505,073	$576,299	$559,210

EARNINGS PER SHARE
Basic earnings per share of common stock		$26.15	$28.99	$27.30
Diluted earnings per share of common stock		$26.05	$28.95	$27.28
Basic weighted average number of common shares	20	19,316,453	19,879,161	20,481,894
Diluted weighted average number of common shares	20	19,384,879	19,903,655	20,501,021

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2024	2023	2022
Net Income		$505,073	$576,299	$559,210
Prior service cost of defined benefit plan	19	867	(6,277)	(14,184)
Amortization of prior service cost of defined benefit plan	19	1,050	885	7,808
Amortization of deferred realized losses on cash flow hedges	13	3,632	3,622	3,622
Total Other Comprehensive Income/(Loss)		5,549	(1,770)	(2,754)
Comprehensive Income		$510,622	$574,529	$556,456

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of United States dollars, except number of shares in thousands and per share amounts in United States dollars)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of January 1, 2022	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net income	—	—	—	—	559,210	559,210
Dividends ($3.00 per share)	—	—	—	—	(61,494)	(61,494)
Repurchase of common stock	(467)	(5)	(28,548)	—	—	(28,553)
Stock compensation	100	1	5,971	—	—	5,972
Issuance of common stock	—	—	10	—	—	10
Net movement in other comprehensive income	—	—	—	(2,754)	—	(2,754)
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net income	—	—	—	—	576,299	576,299
Dividends ($3.05 per share)	—	—	—	—	(60,698)	(60,698)
Repurchase of common stock	(1,131)	(11)	(70,599)	—	—	(70,610)
Stock compensation	200	2	12,678	—	—	12,680
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive loss	—	—	—	(1,770)	—	(1,770)
As of December 31, 2023	19,419	194	$690,190	$(75,979)	$2,401,912	$3,016,317
Net income	—	—	—	—	505,073	505,073
Dividends ($3.25 per share)	—	—	—	—	(62,809)	(62,809)
Repurchase of common stock	(661)	(6)	(53,884)	—	—	(53,890)
Stock compensation	230	2	14,556	—	—	14,558
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive loss	—	—	—	5,549	—	5,549
As of December 31, 2024	18,988	190	$650,864	$(70,430)	$2,844,176	$3,424,800

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income	$505,073	$576,299	$559,210
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	148,344	129,287	134,271
Amortization of deferred drydocking and special survey costs	29,161	18,663	12,170
Amortization of assumed time charters	(4,534)	(21,222)	(56,699)
Amortization of finance costs	2,326	2,201	8,564
Debt discount amortization	—	—	2,956
Prior service cost and periodic cost	1,426	1,613	7,846
Loss/(gain) on investments	25,179	(17,867)	176,386
Equity loss on investments	1,629	3,993	—
Loss/(gain) on debt extinguishment	—	2,254	(4,351)
Net gain on disposal/sale of vessels	(8,332)	(1,639)	(37,225)
Payments for drydocking and special survey costs deferred	(50,568)	(31,121)	(29,939)
Stock based compensation	14,558	12,680	5,972
Amortization of deferred realized losses on interest rate swaps	3,632	3,622	3,622
(Increase)/Decrease in:
Accounts receivable	(5,403)	(4,296)	1,483
Inventories	630	(8,412)	(3,520)
Prepaid expenses	13	(603)	720
Due from related parties	(1,141)	(17,429)	(12,127)
Other assets, current and non-current	21,267	7,812	(52,347)
Increase/(Decrease) in:
Accounts payable	7,060	(390)	5,580
Accrued liabilities	3,186	236	280
Unearned revenue, current and long-term	(46,857)	(77,534)	158,255
Other liabilities, current and long-term	(24,899)	(1,855)	53,634
Net cash provided by operating activities	621,750	576,292	934,741
Cash flows from investing activities
Vessels additions and advances for vessels under construction	(659,343)	(268,035)	(199,135)
Net proceeds and insurance proceeds from disposal/sale of vessels	10,196	3,914	129,069
Proceeds from sale of investments	—	—	246,638
Investments in affiliates/marketable securities	(1,642)	(74,407)	—
Net cash provided by/(used in) investing activities	(650,789)	(338,528)	176,572
Cash flows from financing activities
Proceeds from long-term debt, net	362,000	—	182,726
Payments of long-term debt	(27,970)	(27,500)	(892,928)
Payments of leaseback obligation	—	(72,925)	(153,546)
Dividends paid	(62,807)	(60,696)	(61,483)
Payments of accumulated accrued interest	—	—	(3,373)
Finance costs	(7,277)	(1,892)	(16,244)
Repurchase of common stock	(53,332)	(70,610)	(28,553)
Net cash provided by/(used in) financing activities	210,614	(233,623)	(973,401)
Net increase in cash and cash equivalents	181,575	4,141	137,912
Cash and cash equivalents, beginning of year	271,809	267,668	129,756
Cash and cash equivalents, end of year	$453,384	$271,809	$267,668
Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$21,572	$18,076	$53,954

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

As of December 31, 2024, Danaos consolidated the vessel owning companies (the “Danaos Subsidiaries”) of container vessels and drybulk vessels listed below.

Container vessels:

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Kota Peony (ex Hyundai Honour)	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Kota Primrose (ex Hyundai Respect)	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Kota Plumbago (ex Hyundai Smart)	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Speed (ex Hyundai Speed)	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Ambition (ex Hyundai Ambition)	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Teushipper (No. 1) Corp.	March 14, 2022	Catherine C (3)	2024	8,010
Teushipper (No. 2) Corp.	March 14, 2022	Greenland (3)	2024	8,010
Teushipper (No. 3) Corp.	March 14, 2022	Greenville (3)	2024	8,010
Teushipper (No. 4) Corp.	March 14, 2022	Greenfield (3)	2024	8,010
Boxsail (No. 1) Corp.	March 4, 2022	Interasia Accelerate (3)	2024	7,165
Boxsail (No. 2) Corp.	March 4, 2022	Interasia Amplify (3)	2024	7,165
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Savannah (ex Zim Savannah)	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Euphrates (ex Maersk Euphrates)	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Monaco (ex Zim Monaco)	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride (2)	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Container vessels under construction:
Boxsail (No. 3) Corp.	March 4, 2022	Hull No. CV5900-07	2025	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Hull No. CV5900-08	2025	6,014
Boxline (No. 1) Corp.	June 7, 2023	Hull No. YZJ2023-1556	2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	Hull No. YZJ2023-1557	2026	8,258
Boxline (No. 3) Corp.	February 2, 2024	Hull No. YZJ2024-1612	2026	8,258
Boxline (No. 4) Corp.	February 2, 2024	Hull No. YZJ2024-1613	2027	8,258
Boxline (No. 5) Corp.	March 8, 2024	Hull No. YZJ2024-1625	2027	8,258
Boxline (No. 6) Corp.	March 8, 2024	Hull No. YZJ2024-1626	2027	8,258
Boxline (No. 7) Corp.	May 30, 2024	Hull No. YZJ2024-1668	2027	8,258
Boxsail (No. 5) Corp.	June 13, 2024	Hull No. C9200-7	2027	9,200
Boxsail (No. 6) Corp.	June 13, 2024	Hull No. C9200-8	2027	9,200
Boxsail (No. 7) Corp.	June 27, 2024	Hull No. C9200-9	2027	9,200
Boxsail (No. 8) Corp.	June 27, 2024	Hull No. C9200-10	2028	9,200
Boxsail (No. 9) Corp.	July 11, 2024	Hull No. C9200-11	2028	9,200
Boxsail (No. 10) Corp.	December 19, 2024	Hull No. H2596	2027	9,200
Boxsail (No. 11) Corp.	December 19, 2024	Hull No. H2597	2027	9,200
(1)	Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

(2)	The Stride was sold for scrap in 2024.
(3)	The newbuilding vessels were delivered to the Company in 2024.

Capesize drybulk vessels:

			Year
Company	Date of Incorporation	Vessel Name	Built	DWT(4)
Bulk No. 1 Corp.	July 14, 2023	Integrity (5)	2010	175,966
Bulk No. 2 Corp.	July 14, 2023	Achievement (5)	2011	175,966
Bulk No. 3 Corp.	July 14, 2023	Ingenuity (5)	2011	176,022
Bulk No. 4 Corp.	July 14, 2023	Genius (5)	2012	175,580
Bulk No. 5 Corp.	July 14, 2023	Peace (5)	2010	175,858
Bulk No. 6 Corp.	September 15, 2023	W Trader (5)	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader (5)	2009	175,886
Bulk No. 8 Corp.	January 31, 2024	Danaos (6)	2011	176,536
Bulk No. 9 Corp.	February 2, 2024	Gouverneur (6)	2010	178,043
Bulk No. 10 Corp.	February 15, 2024	Valentine (6)	2011	175,125
(4)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(5)	The vessels were delivered to the Company in 2023.
(6)	The vessels were delivered to the Company in 2024.

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

Reclassifications in Other Comprehensive Income/(Loss): The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2024, 2023 and 2022, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income	2024	2023	2022
Amortization of deferred realized losses on cash flow hedges	Loss on derivatives	$3,632	$3,622	$3,622
Reclassification of prior service cost of defined benefit plan	Other income/(expenses), net	1,050	885	7,808
Total Reclassifications		$4,682	$4,507	$11,430

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Income. The foreign currency exchange gains/(losses) recognized in the accompanying Consolidated Statements of Income for each of the years ended December 31, 2024, 2023 and 2022 were $0.3 million loss, $0.5 million loss and $0.2 million loss, respectively, and are presented under “Vessel operating expenses” in the Consolidated Statements of Income.

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

Accounts Receivable, Net: The amount shown as Accounts Receivable, net, at each balance sheet date includes estimated recoveries from charterers for hire from operating leases accounted for in accordance with Topic 842 and freight and demurrage billings, net of a provision for doubtful accounts. Amounts receivable from freight and demurrage billings were not material as of December 31, 2024 and December 31, 2023. Accounts receivable are short term in duration as payments are expected to be received within one year. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Company’s history of write-offs, level of past due accounts based on the contractual term of the receivables and its relationships with and economic status of its customers. Bad debts are written off in the period in which they are identified. No provision for doubtful accounts receivable was recognized as of December 31, 2024 and December 31, 2023, based on the Company’s credit losses assessment.

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

Prepaid Expenses and Inventories: Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal. Costs are determined using the first-in, first-out method. Costs of spare parts are expensed as incurred.

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

The Company acquired seven vessels in 2023 and three vessels in 2024, all of which were considered to be acquisitions of assets. Following adoption of ASU 2017-01 “Business Combinations (Topic 805)” on January 1, 2018, the Company evaluates if any vessel acquisition in secondhand market constitutes a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The following assets are considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets. Acquisition costs associated with asset acquisitions are capitalized.

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

A lessee initially measures the right-of-use asset at cost, which consists of: the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, any initial direct cost incurred by the lessee, minus any lease incentives received. Subsequently, the right-of-use asset is measured at cost plus payment for leasehold improvement less any accumulated amortization and impairment charges. Amortization expense is calculated and recognized on a straight-line basis over the shorter of the useful life of the asset or the lease term, after considering the estimated residual value of the vessel. The residual value of the vessel is equal to the product of its lightweight tonnage and estimated scrap rate at $300 per ton. Amortization of right-of-use assets is included under “Depreciation and amortization of right-of-use assets” in the Consolidated Statements of Income. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying assets, the lessee shall amortize the right-of-use of asset to the end of the useful life of the underlying asset.

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

Advances for Vessels under Construction: Advances for vessels under construction include installment payments, capitalized interest costs, financing costs, supervision costs and other pre-delivery costs incurred during the construction period.

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

As of December 31, 2024 and 2023, the Company concluded that events and circumstances triggered the existence of potential impairment of some of its container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for the Company’s vessels with impairment indicators by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. The Company’s strategy is to charter its container vessels under multi-year, fixed rate period charters that have the initial terms up to 18 years for vessels in its fleet, providing the Company with contracted stable cash flows. The Company used a number of factors and assumptions in its undiscounted projected net operating cash flow analysis including, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contract for non-contracted revenue days. The estimated daily time charter equivalent rate used for the non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the transportation industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market and the remaining economic useful life of the respective vessel. In addition, the Company used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry.

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

Investments in Equity Securities: Following the adoption of ASU 2016-01 “Recognition and measurement of Financial Assets and Financial Liabilities” on January 1, 2018, the Company measured its investment in ZIM Integrated Shipping Services Ltd. (“ZIM”) equity securities at cost, less impairment, adjusted for subsequent observable price changes. ZIM equity securities did not have readily determinable fair value until January 27, 2021 when ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Since then, ZIM equity securities and other marketable securities are valued based on the closing price of these securities on the New York Stock Exchange at each balance sheet date and unrealized gain/(loss) is recognized in each relevant period. Realized gain/(loss) is recognized on sale of the shares as a difference between the net sale proceeds and original cost less impairment. Realized and unrealized gain/(loss) are reflected under “Gain/(loss) on investments” in the Consolidated Statements of Income. Dividends received on these shares are reflected under “Dividend income” and taxes withheld on dividend income are reflected under “Income taxes” in the Consolidated Statements of Income.

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

Accounting for Revenue and Expenses: The Company derives its revenue from time charters and bareboat charters of its containerships, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Company such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from the Company’s time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed. Charter hire received in advance is recorded under “Unearned revenue” in the Consolidated Balance Sheets until charter services are rendered. The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as adopted by the Company on January 1, 2019, as the lease component is the predominant component in 2024, 2023 and 2022.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Company’s drybulk vessels generate revenue from short-term time charter agreements and voyage charter agreements. The voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel and are therefore considered service contracts that fall under the provision of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. Under voyage charter agreements, the charter party generally specifies a minimum amount of cargo and the charterer is liable for any short loading of cargo or dead-freight. Demurrage income, which represents a form of variable consideration when loading or discharging time exceeds the stipulated time in the voyage charter agreement, is included in voyage revenues and was immaterial in the year ended December 31, 2023 and the year ended December 31, 2024. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

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

Repairs and Maintenance: All repair and maintenance expenses are expensed as incurred and are included in vessel operating expenses in the accompanying Consolidated Statements of Income.

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

Earnings Per Share: The Company presents net earnings per share for all years presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation for the reported periods. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Diluted earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding plus the dilutive effect of restricted shares outstanding during the applicable periods computed using the treasury stock method. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering antidilution sequencing. Unvested shares of restricted stock are included in the calculation of the diluted earnings per share, unless considered antidilutive, based on the weighted average number of shares of restricted stock outstanding during the period.

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

Equity Compensation Plan: The Company has adopted an equity compensation plan (the “Plan”) in 2006 (as amended on August 2, 2019), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan are accounted for in accordance with the accounting guidance for share-based compensation arrangements.

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

Share based compensation represents the cost of shares and share options granted to employees of Danaos Shipping Company Limited (the “Manager”), executive officers and to directors, for their services, and is included under “General and administrative expenses” in the Consolidated Statements of Income. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized using the accelerated attribution method for share-based payment arrangements with employees, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence. The Company recognizes the cost of nonemployee awards during the nonemployee’s vesting period as services are received.

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

As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company’s ability to provide, from time to time, incentive compensation to the employees of the Manager. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective since December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. Refer to Note 17, “Stock Based Compensation”.

Executive Retirement Plan: The Company established a defined benefit retirement plan for its executive officers in December 2022. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate, salary escalation rate and retirement ages of executive officers. The discount rate used to value the defined benefit obligation is derived based on high quality income investments with duration similar to the duration of the obligation. Prior service cost arising from the retrospective recognition of past service was recognized in the Other Comprehensive Income. Prior service cost reclassification and other gains or losses are recognized under “Other income/(expenses), net” in the Consolidated Statements of Income. The actuarially determined expense for current service is recognized under “General and administrative expenses” in the Consolidated Statements of Income. The actuarially determined net interest costs on the defined benefit plan obligation are recognized under “Other finance expenses” in the Consolidated Statements of Income. All actuarial remeasurements arising from defined benefit plan are recognized in full in the period in which they arise in the Other Comprehensive Income.

New Accounting Pronouncement: In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its financial statements.

3. Investments in Affiliates

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. In 2024, the Company provided a $1.6 million loan to CTTC which bears interest at a rate of SOFR+2.0% and has a maturity date of December 31, 2025. The Company’s share of CTTC’s initial expenses amounted to $1.6 million and $4.0 million and are presented under “Equity loss on investments” in the Consolidated Statements of Income for the years ended December 31, 2024 and 2023, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	Vessel	Accumulated	Net Book
	Costs	Depreciation	Value
As of January 1, 2022	$3,917,443	$(1,055,792)	$2,861,651
Additions	4,580	—	4,580
Transfers from right-of-use assets and to vessel held for sale	79,179	(5,896)	73,283
Disposals	(97,306)	10,500	(86,806)
Depreciation	—	(131,214)	(131,214)
As of December 31, 2022	$3,903,896	$(1,182,402)	$2,721,494
Additions	154,334	—	154,334
Depreciation	—	(129,287)	(129,287)
As of December 31, 2023	$4,058,230	$(1,311,689)	$2,746,541
Additions and transfers from vessels under construction	694,997	—	694,997
Disposals	(3,940)	1,055	(2,885)
Depreciation	—	(148,344)	(148,344)
As of December 31, 2024	$4,749,287	$(1,458,978)	$3,290,309

In 2024, the Company took delivery of four 8,000 TEU newbuild container vessels and two 7,100 TEU newbuild container vessels, see Note 5 “Advances for Vessels under Construction”. Each of these six newbuild vessels delivered to the Company commenced a long-term time charter upon delivery. Additionally, in 2024, the Company entered into agreements to acquire 3 Capesize bulk carriers built in 2010 through 2011 that aggregate 529,704 DWT for a total purchase price of $79.8 million. Two of these vessels were delivered to the Company in the second quarter of 2024 and one in July 2024.

In March 2024, the Company sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. The Company recognized $11.9 million of net insurance proceeds for total loss of vessel and recorded a gain on disposal of this vessel amounting to $8.3 million in the year ended December 31, 2024 separately presented under “Net gain on disposal/sale of vessels” in the Consolidated Statements of Income.

In 2023, the Company acquired 7 Capesize bulk carriers built in 2009 through 2012 that aggregate to 1,231,157 DWT for a total purchase price of $139.6 million. These vessels were delivered to the Company from September 2023 to December 2023.

On January 17, 2022, the Company entered into agreements to sell its vessels Catherine C and Leo C for an aggregate gross consideration of $130.0 million, resulting in a gain of $37.2 million in November 2022, when these vessels were delivered to their buyers. On December 23, 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, resulting in a gain of $1.6 million in January 2023, when it was delivered to its buyer. These gains are separately presented under “Net gain on disposal/sale of vessels” in the Consolidated Statements of Income. All three vessels were sold for opportune prices.

See Note 10 “Long-Term Debt, net” for information about the vessels, which are subject to first preferred mortgages as collateral to the Company’s credit facilities.

As of December 31, 2024 and 2023, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for the Company’s vessels with impairment indicators by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As of December 31, 2024 and 2023, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2024 and 2023, no impairment loss was identified.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, net (Continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $603.7 million and $540.5 million as of December 31, 2024 and December 31, 2023, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclical nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5. Advances for Vessels under Construction

In April 2023, the Company entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2025. In June 2023, the Company entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. In February and March 2024, the Company entered into contracts for the construction of four 8,200 TEU container vessels with expected vessels deliveries in 2026 through 2027. In June and July 2024, the Company entered into contracts for the construction of five 9,200 TEU container vessels and one 8,200 TEU container vessel with expected deliveries in 2027 and 2028. In December 2024, the Company entered into contracts for the construction of two 9,200 TEU container vessels with expected deliveries in 2027.

In April 2022, the Company entered into contracts for the construction of four 8,000 TEU container vessels, of which two were delivered to the Company from the shipyard in the second quarter of 2024, one was delivered in the third quarter of 2024 and one was delivered in the fourth quarter of 2024. In March 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels, of which one was delivered to the Company from the shipyard in the second quarter of 2024 and one in the third quarter of 2024. Each of these six newbuild container vessels delivered to the Company commenced a long-term time charter upon delivery in 2024.

The aggregate purchase price of the 16 vessel construction contracts amounts to $1,507.5 million as of December 31, 2024, out of which $192.2 million and $57.7 million was paid in the years ended December 31, 2024 and 2023, respectively. The remaining contractual commitments under these vessel construction contracts are analyzed as follows as of December 31, 2024 (in thousands):

Payments due by year ending
December 31, 2025	$185,102
December 31, 2026	407,440
December 31, 2027	570,592
December 31, 2028	94,500
Total contractual commitments	$1,257,634

Additionally, a supervision fee of $850 thousand per newbuilding vessel (as amended on November 10, 2023 – refer to Note 11, “Related Parties Transactions”) will be payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $3.0 million, $3.0 million and nil were charged by the Manager and capitalized to the vessels under construction in the years ended December 31, 2024, 2023 and 2022, respectively. Interest expense amounting to $21.5 million, $17.4 million and $5.0 million was capitalized to the vessels under construction in the years ended December 31, 2024, 2023 and 2022, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey
Costs
As of January 1, 2022	$11,801
Additions	29,939
Write-off	(4,016)
Amortization	(12,170)
As of December 31, 2022	$25,554
Additions	31,121
Amortization	(18,663)
As of December 31, 2023	$38,012
Additions	50,568
Write-off	(660)
Amortization	(29,161)
As of December 31, 2024	$58,759

In November 2022, the Company wrote-off $4.0 million of drydocking deferred charges related to the sale of the vessels Catherine C and Leo C. In March 2024, the Company sold for scrap vessel Stride and wrote-off $0.7 million of drydocking deferred charges - see Note 4 “Fixed Assets, net”. These write-offs were reflected under the “Net gain on disposal/sale of vessels” in the Consolidated Statement of Income.

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

7. Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	2024	2023
Marketable securities	$60,850	$86,029
Straight-lining of revenue	22,170	36,495
Claims receivable	14,387	12,026
Other current assets	16,243	7,623
Total other current assets	$113,650	$142,173

Straight-lining of revenue	$47,423	$63,382
Other non-current assets	10,358	9,245
Total other non-current assets	$57,781	$72,627

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non-current Assets (Continued)

a. Star Bulk Carriers Corp. (Ticker: SBLK)

In June 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE), consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., a related company). EGLE owned and operated a fleet of bulk carriers. As of December 31, 2023, these marketable securities were fair valued at $86.0 million and the Company recognized a $17.9 million gain on these marketable securities reflected under “Gain/(loss) on investments” in the Consolidated Statement of Income. Additionally, the Company recognized dividend income on these shares amounting to $1.0 million in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels, and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, the Company owns 4,070,214 shares of SBLK common stock, which were fair valued at $60.9 million as of December 31, 2024. The Company recognized a $25.2 million loss on marketable securities reflected under “Gain/(loss) on investments” in the Consolidated Statement of Income and a dividend income on these securities amounting to $9.3 million in the year ended December 31, 2024.

b. ZIM Integrated Shipping Services Ltd (Ticker: ZIM)

In the year ended December 31, 2022, the Company sold all its remaining shareholding interest in ZIM’s ordinary shares for net proceeds of $246.6 million and recognized a $176.4 million loss on these shares, which was reflected under “Gain/(loss) on investments” in the Consolidated Statements of Income. Additionally, the Company recognized a dividend income on these shares amounting to $165.4 million in the year ended December 31, 2022, which was recognized under “Dividend income” in the Consolidated Statements of Income. Taxes withheld on this dividend income amounted to $18.3 million in the year ended December 31, 2022 and were reflected under “Income taxes” in the Consolidated Statements of Income.

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	2024	2023
Accrued interest	$10,599	$8,312
Accrued dry-docking expenses	5,334	3,276
Accrued expenses	7,711	8,870
Total	$23,644	$20,458

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of December 31, 2024 and December 31, 2023.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements

Charters-out

As of December 31, 2024, the Company generated operating revenues from its 73 container vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to 2029. Additionally, as of December 31, 2024, the Company contracted multi-year time charter agreements for 14 out of 16 of its container vessels under construction until 2033. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. As of December 31, 2024, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $37.2 million and $22.9 million, respectively. As of December 31, 2023, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $44.2 million and $60.1 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of December 31, 2024 (in thousands):

2025	$896,022
2026	759,140
2027	514,827
2028	327,359
2029	263,492
2030 and thereafter	577,428
Total future rentals	$3,338,268

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

10. Long-Term Debt, net

Long-term debt consisted of the following (in thousands):

	Balance as of	Balance as of
Credit Facility	December 31, 2024	December 31, 2023
BNP Paribas/Credit Agricole $130 mil. Facility	$86,200	$100,000
Alpha Bank $55.25 mil. Facility	40,250	47,750
Syndicated $450.0 mil. Facility	355,330	—
Citibank $382.5 mil. Revolving Credit Facility	—	—
Senior unsecured notes	262,766	262,766
Total long-term debt	$744,546	$410,516
Less: Deferred finance costs, net	(9,763)	(6,342)
Less: Current portion	(35,220)	(21,300)
Total long-term debt net of current portion and deferred finance cost	$699,563	$382,874

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

In March 2024, the Company entered into a syndicated loan facility agreement of up to $450 million (the “Syndicated $450.0 mil. Facility”), which is secured by 8 of the Company’s container vessels under construction and newbuilds. The Company drew down $362.0 million related to 6 of these vessels delivered to the Company as of December 31, 2024. This facility is repayable in quarterly instalments up to December 2030. The facility bears interest at SOFR plus a margin of 1.85%.

In May 2022, the Company early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining Citibank facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment. In May 2022, the Company also early repaid in full the outstanding leaseback obligation to Oriental Fleet related to the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson. In the second quarter of 2022, the Company also early extinguished (i) $43.0 million loan outstanding with Macquarie Bank (ii) $20.6 million loan outstanding with Eurobank and (iii) $9.8 million loan outstanding with SinoPac.

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

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil was drawn down as of December 31, 2024 and 2023, and with Alpha Bank $55.25 mil. Facility, which was drawn down in full and outstanding as of December 31, 2024 and 2023. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

In May 2023, the Company early repaid in full the outstanding leaseback obligation to Oriental Fleet related to the vessels Hyundai Honour and Hyundai Respect.

The above debt extinguishments resulted in a total net loss on debt extinguishment of $2.3 million in the year ended December 31, 2023, net gain on debt extinguishment of $4.4 million in the year ended December 31, 2022, compared to no such gain in the year ended December 31, 2024. The Company incurred interest expense amounting to $45.3 million, out of which $21.5 million was capitalized in the year ended December 31, 2024, $35.7 million (including interest on leaseback obligations), out of which $17.4 million was capitalized in the year ended December 31, 2023 and $55.7 million of interest expense incurred (including interest on leaseback obligations), out of which $5.0 million was capitalized in the year ended December 31, 2022. Total interest paid, net of amounts capitalized (including interest on leaseback obligations) during the years ended December 31, 2024, 2023 and 2022 amounted to $21.6 million, $18.1 million and $54.0 million, respectively. The weighted average interest rate on long-term borrowings (including leaseback obligations) for the years ended December 31, 2024, 2023 and 2022 was 7.7%, 7.8% and 5.3%, respectively. As of December 31, 2024, there was a $292.5 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility and $88.0 million under our Syndicated $450.0 million Facility.

Alpha Bank $55.25 mil. Facility, Citibank $382.5 mil. Revolving Credit Facility and Syndicated $450.0 million Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%. Additionally, these facilities require to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Each of the credit facilities are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees (as noted below, the Company’s senior unsecured notes are not collateralized). The Company was in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2024 and December 31, 2023. Thirty of the Company’s vessels having a net carrying value of $2,035.5 million as of December 31, 2024, were subject to first preferred mortgages as collateral to the Company’s credit facilities.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 102.125% and 100%, respectively, of the principal amount being redeemed. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the effective interest method. The senior unsecured notes are not secured by mortgages on any vessels or any other collateral.

Principal Payments

The scheduled debt maturities of long-term debt subsequent to December 31, 2024 are as follows (in thousands):

Principal
Payments due by year ending	repayments
December 31, 2025	35,220
December 31, 2026	35,220
December 31, 2027	116,370
December 31, 2028	282,886
December 31, 2029	274,850
Total long-term debt	$744,546

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

On August 10, 2018, the term of the Company’s management agreement with the Manager was extended until December 31, 2024. Pursuant to this management agreement, the management fees were as follows: i) a daily management fee of $850, ii) a daily vessel management fee of $425 for vessels on bareboat charter and iii) a daily vessel management fee of $850 for vessels on time charter. Additionally, a fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet, a fee of 0.5% based on the contract price of any vessel bought and sold by the Manager on the Company’s behalf and a supervision fee of $725 thousand per vessel under construction are due to the Manager over the construction period starting from steel cutting.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

On November 10, 2023, the Company entered into an amended and restated management agreement with the Manager, extending the term from December 31, 2024 to December 31, 2025. Under this agreement, the Company pays to the Manager the following fees: (i) an annual management fee of $2.0 million, which commenced in 2024, and 100,000 shares of the Company’s common stock, payable annually, which commenced in the fourth quarter of 2023; since January 1, 2024 the Company pays to the Manager also (ii) a daily vessel management fee of $475 for vessels on bareboat charter, for each calendar day the Company owns each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter or voyage charter, for each calendar day the Company owns each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts, and (vi) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

Management fees in 2024 amounted to approximately $29.1 million (2023: $21.5 million, 2022: $21.9 million), which are presented under “General and administrative expenses” in the Consolidated Statements of Income. Commissions to the Manager in 2024 amounted to approximately $12.4 million (2023: $11.7 million, 2022: $14.6 million), which are presented under “Voyage expenses” in the Consolidated Statements of Income. Commission on the contract price of the vessels sold in 2024, 2023 and 2022 amounted to nil, $25.6 thousand and $650.0 thousand, respectively, presented under “Net gain on disposal/sale of vessels”. Commissions on the contract price of the newly acquired vessels totaling $6.0 million, $0.7 million and nil were capitalized to the cost of newly acquired vessels in 2024, 2023 and 2022, respectively. Additionally, supervision fees for vessels under construction totaling $3.0 million, $3.0 million and nil were charged by the Manager and capitalized to vessels under construction in 2024, 2023 and 2022, respectively.

The Company pays advances on account of the vessels’ operating expenses. These prepaid amounts are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $52.6 million and $51.4 million as of December 31, 2024 and 2023, respectively.

The Company employs its executive officers. The executive officers received an aggregate of $2.5 million (€2.3 million), $2.2 million (€2.0 million) and $2.1 million (€2.0 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Prior service costs related to a defined benefit plan of $14.2 million were recognized in the other comprehensive income in the year ended December 31, 2022. Advances related to this plan amounting to $7.8 million were exercised in the period ended December 31, 2022 (refer to Note 19 “Executive Retirement Plan”), out of which $6.8 million remained unpaid and were presented under “Other current liabilities” as of December 31, 2022. These advances were paid in 2023 and nil is outstanding as of December 31, 2024 and 2023. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $8.2 million, $6.3 million and $5.4 million in the years ended December 31, 2024, 2023, and 2022, respectively.

Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2024, 2023 and 2022 the Company paid premiums to The Swedish Club of $9.3 million, $8.7 million and $6.6 million, respectively, which are presented under “Vessel operating expenses” in the Consolidated Statements of Income. As of December 31, 2024 and 2023, the Company had payable balance to The Swedish Club amounting to $0.4 million and nil, respectively.

See Note 3 “Investments in Affiliates” for the loan provided to the Company’s affiliate CTTC.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2024. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company’s shareholder composition and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control. Income taxes comprised nil, nil and $18.3 million taxes withheld on dividend income earned on the Company’s investments in the years ended December 31, 2024, 2023 and 2022, respectively.

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

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on a stock exchange.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

Interest Rate Swaps: The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2024, 2023 and 2022, respectively, representing amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31, 2024		As of December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$453,384	$453,384	$271,809	$271,809
Marketable securities	$60,850	$60,850	$86,029	$86,029
Secured long-term debt, including current portion (1)	$481,780	$481,780	$147,750	$147,750
Unsecured long-term debt (1)	$262,766	$259,834	$262,766	$241,969

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2024 (in thousands):

	Fair Value Measurements
	as of December 31, 2024
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$60,850	$60,850	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2024 (in thousands):

	Fair Value Measurements
	as of December 31, 2024
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$453,384	$453,384	$—	$—
Secured long-term debt, including current portion (1)	$481,780	$—	$481,780	$—
Unsecured long-term debt (1)	$259,834	$259,834	$—	$—

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

	Fair Value Measurements
	as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$271,809	$271,809	$—	$—
Secured long-term debt, including current portion (1)	$147,750	$—	$147,750	$—
Unsecured long-term debt (1)	$241,969	$241,969	$—	$—
(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $9.8 million and $6.3 million as of December 31, 2024 and December 31, 2023, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

14. Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the years ended December 31, were as follows:

	2024	2023	2022
Time charters and bareboat charters	$967,095	$963,192	$993,344
Voyage charters	47,015	10,391	—
Total Revenue	$1,014,110	$973,583	$993,344

As of December 31, 2024 and 2023, the Company had accounts receivable from voyage charter agreements amounting to $0.4 million and $1.0 million, respectively. The charter hire received in advance from voyage charter agreements, which will be recognized in earnings in the year ending December 31, 2025 as the performance obligations will be satisfied in that period, amounted to $1.7 million as of December 31, 2024. This compares to $2.0 million as of December 31, 2023. These amounts were presented under current “Unearned revenue”.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $4.5 million, $21.2 million and $56.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is presented under “Operating revenues” in the Consolidated Statements of Income. The remaining unamortized amount was nil as of December 31, 2024 and $4.5 million as of December 31, 2023 and was presented under current “Unearned revenue” in the Consolidated Balance Sheet.

In July 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by HMM under the time charter agreements. The amortization of unearned revenue was recognized in the Consolidated Statement of Income under “Operating revenues” over the remaining life of the respective charters. In each of the years ended December 31, 2024, 2023 and 2022, the Company recognized $2.6 million, $8.2 million and $8.2 million of unearned revenue amortization. As of December 31, 2023, the outstanding current portion of unearned revenue in relation to HMM amounted to $2.6 million and as of December 31, 2024, the outstanding amount was nil.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Operating Revenue (Continued)

Operating revenue from significant container vessels customers (constituting more than 10% of total revenue) for the years ended December 31, were as follows:

Charterer	2024	2023	2022
CMA CGM	20%	23%	26%
MSC	13%	11%	13%
HMM Korea	—	12%	12%

Operating revenue by geographic location of the customers for the years ended December 31, was as follows (in thousands):

Continent	2024	2023	2022
Australia—Asia	$532,800	$519,759	$482,769
Europe	481,310	453,824	507,293
America	—	—	3,282
Total Revenue	$1,014,110	$973,583	$993,344

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

The Company’s chief operating decision maker, chief executive officer, monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. Investments in marketable securities and investments in affiliates accounted for using the equity method accounting are not allocated to any of the Company’s reportable segments.

In November 2023, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or quantitative thresholds to determine its reportable segments. The Company adopted the new standard effective January 1, 2024. The adoption of this ASU affected only the Company’s disclosures, with no impact to its financial condition and results of operations.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Segments (Continued)

The following table summarizes the Company’s selected financial information for the year ended December 31, 2024, by segment (in thousands):

	Container	Drybulk
	vessels	vessels
	segment	segment	Total
Operating revenues	$937,077	$77,033	$1,014,110
Voyage expenses	(32,481)	(31,620)	(64,101)
Vessel operating expenses	(162,192)	(23,532)	(185,724)
Depreciation	(137,823)	(10,521)	(148,344)
Amortization of deferred drydocking and special survey costs	(27,167)	(1,994)	(29,161)
Net gain on disposal/sale of vessels	8,332	—	8,332
Interest income	12,843	—	12,843
Interest expenses	(26,185)	—	(26,185)
Other segment items(1)	(54,275)	(4,937)	(59,212)

Net income per segment	$518,129	$4,429	$522,558
Loss on investments, dividend income and equity loss on investments, net of interest income			(17,485)
Net income			$505,073

	Container	Drybulk
	vessels	vessels
	segment	segment	Total
Total assets per segment	$4,006,268	$276,207	$4,282,475
Marketable securities			60,850
Receivable from affiliates			329
Total assets			$4,343,654
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net and loss on derivatives.

The following table summarizes the Company’s selected financial information for the year ended December 31, 2023, by segment (in thousands):

	Container	Drybulk
	vessels	vessels
	segment	segment	Total
Operating revenues	$963,192	$10,391	$973,583
Voyage expenses	(33,913)	(7,097)	(41,010)
Vessel operating expenses	(159,084)	(3,033)	(162,117)
Depreciation	(128,097)	(1,190)	(129,287)
Amortization of deferred drydocking and special survey costs	(18,663)	—	(18,663)
Net gain on disposal/sale of vessels	1,639	—	1,639
Interest income	12,096	37	12,133
Interest expenses	(20,463)	—	(20,463)
Other segment items(1)	(53,428)	(1,018)	(54,446)

Net income/(loss) per segment	$563,279	$(1,910)	$561,369
Gain on investments, dividend income and equity loss on investments			14,930
Net Income			$576,299

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Segments (Continued)

	Container	Drybulk
	vessels	vessels
	segment	segment	Total
Total assets per segment	$3,404,298	$170,539	$3,574,837
Marketable securities			86,029
Investments in affiliates			270
Total assets			$3,661,136
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net and loss on derivatives.

For the year ended December 31, 2022, net income from Container vessels segment was $588,447 thousand, which excludes gain/(loss) on investments, dividend income, net of withholding taxes and equity income on investments of ($29,237) thousand.

16. Commitments and Contingencies

On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company’s vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which is not recognized in the accompanying Consolidated Balance Sheets as of December 31, 2024 and 2023. In December 2024 and January 2021 the Company received $2.1 million and $3.9 million from the bankruptcy trustee of Hanjin Shipping as a partial payment of a common benefit claim plus interest, respectively, which were presented under “Other income/(expenses), net” in the Company’s Consolidated Statements of Income. In January 2025, the bankruptcy proceedings related to Hanjin Shipping were closed and no other amounts are expected to be recovered.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts and as of December 31, 2024, see Note 5 “Advances for Vessels under Construction”.

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

In March 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited and 9,650 restricted shares vested on December 31, 2021. Additional 224 restricted shares were forfeited in the year ended December 31, 2022 and the remaining 19,076 restricted shares vested on December 31, 2022. In December 2022, the Company granted 100,000 fully vested shares to executive officers and in November 2023, the Company granted 100,000 fully vested shares to executive officers.

In November 2024, the Company granted 100,000 fully vested shares to executive officers. In December 2024, the Company granted 30,000 shares of restricted stock to certain employees of the Manager, out of which 2,000 shares are scheduled to vest in December 2025, 4,000 shares in December 2026, 8,000 shares in December 2027 and the remaining 16,000 shares in December 2028. The vesting of these shares is subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. The 30,000 restricted shares were issued and outstanding as of December 31, 2024, with aggregate compensation expense of $2.3 million related thereto expected to be recognized as the shares vest over a 4 year period. No restricted shares were outstanding as of December 31, 2023.

In November 2023, the Company granted 100,000 shares to the Manager for each of the years 2023, 2024 and 2025 under the amended and restated management agreement with the Manager, refer to Note 11 “Related Party Transactions”. In each of November 2024 and November 2023, 100,000 shares were issued to the Manager and another 100,000 shares are expected to vest in November 2025. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date.

Stock based compensation expenses of $14.6 million, $12.7 million and $6.0 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2024, 2023 and 2022, respectively. The average price of issued shares was $80.80, $63.40 and $54.40 per share in the years ended December 31, 2024, 2023 and 2022, respectively. An amount of $6.3 million is expected to be recognized as stock based compensation expenses to the Manager in 2025, respectively. As of December 31, 2024, the weighted-average remaining term of the Manager’s stock awards is 1 year.

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

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, Directors may elect to receive in common stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. In the years ended December 31, 2024, 2023 and 2022, none of the directors elected to receive shares as compensation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stockholders’ Equity

In the year ended December 31, 2024, the Company declared and paid a dividend of $0.80 per share of common stock in each of March, June, August and $0.85 per share in November amounting to $62.8 million. In the year ended December 31, 2023, the Company declared and paid a dividend of $0.75 per share of common stock in each of February, May and August and $0.80 per share of common stock in November amounting to $60.7 million. In the year ended December 31, 2022, the Company declared and paid a dividend of $0.75 per share of common stock in each of February, May, August and November amounting to $61.5 million. The Company issued 23, 34 and 143 shares of common stock at par value of $0.01 pursuant to its dividends reinvestment plan in the years ended December 31, 2024, 2023 and 2022, respectively, at an average price of $80.62, $60.63 and $69.59 per share, respectively.

In the years ended December 31, 2024 and 2023, and the period ended December 31, 2022, the Company repurchased 661,103, 1,131,040 and 466,955 shares of the Company’s common stock in the open market for $53.9 million, $70.6 million and $28.6 million, respectively, under the Company’s share repurchase program of up to $100 million announced in June 2022, which was increased by $100 million for a total aggregate amount of $200 million on November 10, 2023.

Refer to Note 17 “Stock Based Compensation” for information on the Company’s compensation plans.

As of December 31, 2024, 25,585,985 shares were issued and 18,987,616 shares were outstanding; and 25,355,962 shares were issued and 19,418,696 shares were outstanding as of December 31, 2023. As of December 31, 2024 and December 31, 2023, 6,598,369 and 5,937,266 shares were held as Treasury shares, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company’s authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

19. Executive Retirement Plan

Effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate of 3.0% (2023: 3.2%), salary escalation of up to 4.5% per annum (2023: 4.75)%,as well as assumed retirement ages of the executive officers between 65 to 74 years old. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the Other Comprehensive Income, out of which advances amounting to $7.8 million were exercised in the period ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another one was appointed to a new position. Prior service cost arising from the retrospective recognition of past service and due to experience amounting to $5.2 million and losses due to assumptions change amounting to $1.1 million were recognized in the Other Comprehensive Income in 2023. Gain due to assumptions change amounting to $0.9 million was recognized in the Other Comprehensive Income in 2024. Defined benefit obligation of $12.9 million and $13.3 million is presented under “Other long-term liabilities” as of December 31, 2024 and December 31, 2023,respectively. The accumulated benefit obligation amounted to $8.1 million and $7.7 million as of December 31, 2024 and December 31, 2023, respectively.

Net curtailment gain of nil and $0.2 million was recognized under “Other income/(expense), net” in the years ended December 31, 2024 and 2023, respectively. Prior service cost of this defined benefit obligation amounting to $1.1 million, $0.7 million and $7.8 million were reclassified to “Other income/(expense), net” in the years ended December 31, 2024, 2023 and 2022, respectively and $1.1 million of amortization of prior service cost and net loss is expected to be reclassified in the year ending December 31, 2025. Additionally, projected periodic benefit cost amounting to $0.7 million and $0.6 million was recognized in “General and administrative expenses” in the years ended December 31, 2024 and 2023 and $0.7 million is expected to be recognized in the year ending December 31, 2025. The assumptions used are the best estimates chosen from a range of possible actuarial assumptions, which may not necessarily be borne out in practice. The average remaining working lifetime of the active participants of the defined benefit obligation is 9.4 years as of December 31, 2024. The benefits of $6.6 million are expected to be paid in 2030 based on the assumptions used by the actuaries to measure the benefit obligations as of December 31, 2024.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2024	2023	2022
Numerator:
Net income (in thousands)	$505,073	$576,299	$559,210

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	19,316	19,879	20,482
Effect of dilutive securities:
Dilutive effect of non-vested shares	69	25	19
Diluted weighted average common shares outstanding	19,385	19,904	20,501

Basic earnings per share (in US dollars)	$26.15	$28.99	$27.30
Diluted earnings per share (in US dollars)	$26.05	$28.95	$27.28

Basic and diluted earnings per share amount related to a gain on troubled debt write-off amounting to $29.4 million recorded in the year ended December 31, 2022 is $1.43 and $1.43 per share, respectively (see Note 10).

21. Subsequent Events

Subsequent to December 31, 2024, the Company repurchased 318,306 shares of its common stock in the open market for $25.6 million under its share repurchase program.

In February 2025, the Company as borrower, and certain of our subsidiaries, as guarantors, entered into a Syndicated $850 mil. Facility in order to finance a portion of the purchase price of 14 newbuilding container vessels.

In February 2025, the Company declared a dividend of $0.85 per share of common stock, which is payable on March 5, 2025, to holders of record on February 24, 2025.

In January 2025, the Company drew down $44.0 million on Syndicated $450.0 million facility related to a delivery of the Hull No. CV5900-07 named Phoebe.

On February 3, 2025, we entered into (1) an amended and restated management agreement with Danaos Shipping, removing the provision of certain commercial services to us by Danaos Shipping and the related fees payable by us, and (2) a brokerage services agreement with Danaos Chartering Services Inc. (“Danaos Chartering”) for the provision of such commercial services for the same fees previously payable to Danaos Shipping which were eliminated in the amended and restated management agreement. Danaos Chartering is a newly-formed affiliate of Danaos Shipping, and is also ultimately owned by DIL, the Company’s largest stockholder.