Form 20-F/A
period 2024-12-31
Danaos Corp
filed 2025-03-06
CIK 1369241

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte Certified Public Accountants S.A.	Athens, Greece	1163

EXPLANATORY NOTE

Danaos Corporation (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended year ended December 31, 2024, which was originally filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2025 (the “Original Filing”). This Amendment is being filed solely to correct the incorporation by reference description and hyperlink for Exhibit 4.8 in Item 19. Exhibits.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s Chief Executive Officer and Chief Financial Officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act.

Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in Original Filing or reflect any events that have occurred after the Original Filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the Original Filing was made. No changes have been made to the financial statements of the Company as contained in the Original Filing. Accordingly, this Amendment should be read together with the Original Filing and the Company’s other filings with the SEC.

Item 19. Exhibits

Number	Description

1.1	Restated Articles of Incorporation of Danaos Corporation, as amended by Articles of Amendment dated August 10, 2018 and Articles of Amendment dated May 1, 2019 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on February 27, 2020)

1.2	Amended and Restated Bylaws of Danaos Corporation (incorporated by reference to the Company’s Form 6-K filed with the SEC on September 23, 2009)

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 3, 2022)

2.2	Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, including form of Danaos Corporation 8.500% Senior Notes due 2028 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on February 17, 2021)

4.1	Amended and Restated Management Agreement, dated February 3, 2025, between Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

4.2	Brokerage Services Agreement, dated February 3, 2025, between Danaos Corporation and Danaos Chartering Services Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

4.3	Amended and Restated Restrictive Covenant Agreement, dated February 3, 2025, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

4.4	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 6, 2019).

4.5	Directors’ Share Payment Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 13, 2009)

4.6	2006 Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC September 19, 2006) and Amendment No. 1 to 2006 Equity Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 6, 2017)

4.7	Facility Agreement for $382.5 million Senior Secured Revolving Credit Facility, dated December 1, 2022, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. as lender (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20 - F for the year ended December 31, 2022 filed with the SEC on March 9, 2023)

4.8	Facility Agreement for $450 million Senior Secured Credit Facility, dated March 19, 2024, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and Citibank N.A. London Branch, as Coordinator, Citibank N.A. London Branch, BNP Paribas and KFW IPEX-Bank GMBH, as Mandated Lead Arrangers and Bookrunners ALPHA BANK S.A., as Mandated Lead Arranger, with Citibank Europe plc, UK Branch, As Agent, Citibank, N.A., London Branch, as security agent, and the financial institutional listed on Schedule I thereto, as lenders (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on May 28, 2024)

4.9	Facility Agreement for $850 million Senior Secured Credit Facility, dated February 7, 2025, between Danaos Corporation, as a borrower, certain of its subsidiaries as guarantors, and the financial institutions named therein (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

8	Subsidiaries (incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

11.1	Code of Business Conduct and Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)

11.2	Code of Conduct and Ethics for Corporate Officers and Directors (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and filed with the SEC on March 5, 2019)

11.3	Policy Statement on Inside Information and Insider Trading (incorporated by reference to Exhibit 11.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 12.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 12.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

12.3	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.4	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Financial Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

15.1	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on February 29, 2024)

101	Attached as Exhibit 101 to this report are the following Interactive Data Files, formatted in eXtensible Business Reporting Language (XBRL):

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DANAOS CORPORATION

/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

Date: March 6, 2025