Form 20-F
period 2025-12-31
Danaos Corp
filed 2026-02-27
CIK 1369241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

As of December 31, 2025, there were 18,264,294 shares of the registrant’s common stock outstanding.

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

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements based on beliefs of our management. Any statements contained in this annual report that are not historical facts are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

●	future operating or financial results;
●	pending acquisitions and dispositions, business strategies and expected capital spending;
●	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
●	general market conditions and container, drybulk and LNG shipping market trends, including charter rates, vessel values and factors affecting supply and demand;
●	geopolitical conditions, including tariffs and other protectionist measures imposed by the United States and other countries;
●	our financial condition and liquidity, including our ability to comply with covenants in our financing arrangements and to service or refinance our outstanding indebtedness;
●	performance by our charterers of their obligations;
●	the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;
●	our ability to obtain financing in the future to fund our contracted newbuilding containerships, additional vessel acquisitions, investments and other general corporate activities;
●	our continued ability to enter into multi-year, fixed-rate period charters with our container sector customers;
●	our ability to operate profitably in the drybulk sector;
●	our ability to pursue and execute potential opportunities in the LNG and energy transportation sectors, including our participation in the Alaska LNG project, which remains subject to development, financing, regulatory approvals and other contingencies and may not proceed as currently contemplated or at all;
●	our ability to leverage to our advantage the relationships and reputation of our manager, Danaos Shipping Company Limited (“Danaos Shipping” or “Manager”) and its affiliate Danaos Chartering Services Inc. (“Danaos Chartering”), in the containership and drybulk shipping sectors of the international shipping industry;

●	the impact of the war in Ukraine and related sanctions, tensions in the Middle East, disruption of shipping routes, such as those due to Houthi attacks in the Red Sea and the Gulf of Aden, political events or acts by terrorists;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—Risk Factors” of this annual report.

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

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships and dead weight tons, or “DWT”, in describing the capacity of our drybulk carriers. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of February 25, 2026. As of the date of this annual report, we owned 75 containerships aggregating 477,491 TEUs in capacity, 27 under construction containerships aggregating 174,550 TEUs in capacity, 11 Capesize drybulk carriers aggregating 1,943,286 DWT in capacity, including one scheduled to be delivered to us in March 2026, and four under construction Newcastlemax drybulk carriers aggregating approximately 844,000 DWT in capacity. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of December 31, 2025 on an actual and on an as adjusted basis to reflect, in the period from January 1, 2026 to February 25, 2026, (i) the drawdown of $80.0 million for the vessel Greenhouse under JOLCO Facility and (ii) repurchases of 60,819 shares of our common stock for an aggregate purchase price of $5.9 million.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, dividends, or debt repayments in the table below between January 1, 2026 and February 25, 2026.

	As of December 31, 2025
	Actual	As Adjusted

	(US Dollars in thousands)
Capitalization
Debt:
Senior unsecured notes due 2028 (3)	$262,766	$262,766
Senior unsecured notes due 2032	500,000	500,000
JOLCO Phoebe Facility	79,806	79,806
JOLCO Greenhouse Facility	—	80,000
Syndicated $450 mil. Facility (4)	335,210	335,210
Syndicated $850 mil. Facility	—	—
Citibank $382.5 mil. Revolving Credit Facility	—	—
Total debt (1) (2)	$1,177,782	$1,257,782
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,790,190 shares issued and 18,264,294 shares outstanding actual; and 25,790,190 shares issued and 18,203,475 shares outstanding as adjusted	183	182
Additional paid-in capital	591,584	585,638
Accumulated other comprehensive loss	(71,412)	(71,412)
Retained earnings (5)	3,275,222	3,275,222
Total stockholders’ equity	3,795,577	3,789,630
Total capitalization	$4,973,359	$5,047,412
(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis) and unsecured senior notes due 2032 ($500.0 million on an actual basis), is secured and guaranteed by Danaos Corporation. See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $22.7 million (current and non-current portions).
(3)	We have delivered a notice of redemption to redeem in full the senior unsecured notes due 2028 on March 2, 2026, for an aggregate redemption price that is expected to be approximately $273.9 million, consisting of $262.8 million of outstanding principal and approximately $11.2 million of accrued interest, assuming a redemption date of March 2, 2026.
(4)	In February 2026, we notified the bank that on March 2, 2026 together with the quarterly instalments under the Syndicated $450.0 million Facility for the tranches relating to the vessels Catherine C, Greenland, Interasia Accelerate, and Interasia Amplify, amounting to $3.3 million, we would also prepay in full the outstanding principal amount of $213.8 million, resulting in a total cash outflow of $217.1 million.
(5)	In February 2026, we declared a dividend of $0.90 per share of common stock for the fourth quarter of 2025, which is payable on March 4, 2026 to stockholders of record as of February 23, 2026.

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

Risks Inherent in Our Business

●	Our profitability and growth depend on the demand for containerships and drybulk vessels and global economic conditions, and charter rates for containerships and drybulk vessels may experience volatility or decline significantly.
●	The volatile container and drybulk shipping markets and difficulty finding profitable charters for our vessels may adversely affect our results of operations.
●	The failure of our counterparties to meet their obligations under our charter agreements may adversely affect our results of operations and financial condition.
●	The loss of one of the limited number of customers that account for a large part of our revenues could adversely affect our results of operations.
●	A decrease in the level of export of goods due to global economic conditions, geopolitical conditions or an increase in trade protectionism globally, including as a result of tariffs imposed by the United States or other countries, could have a material adverse impact on our charterers’ business and could cause a material adverse impact on our business, financial condition, results of operations and cash flows.
●	Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new charters, for which we will face substantial competition, in the international containership sector and in the drybulk sector, where we are a recent entrant.
●	Containership and drybulk vessel values may fluctuate substantially and decline significantly. Depressed vessel values could cause us to incur impairment charges or to fail to comply with our financing agreements.
●	We may have difficulty properly managing our growth through acquisitions and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our results of operations and financial condition.
●	Any delays in the completion of the Alaska LNG Project, in which we recently invested and which has not yet begun construction and will requires years to complete, could delay or adversely affect our ability to obtain LNG vessel charters related to such project and any return on our equity investment, and as a new entrant into seaborne energy transportation generally, and LNG transportation specifically, we will face challenges meeting the operational requirements of charterers and significant competition from companies with larger LNG fleets and more experienced operating in the energy industry.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for other purposes.
●	The aging of our fleet may result in increased operating costs in the future.
●	Danaos Shipping may be unable to attract and retain sufficient qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs.
●	Increased competition in technology could reduce our charter hire income and our vessels’ values.
●	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.

●	Due to our limited diversification, adverse developments in the containership and drybulk shipping businesses could reduce our ability to meet our payment obligations and our profitability.
●	Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business.

Risks Related to our Financing Arrangements

●	If we are unable to comply with various financial and collateral covenants in our credit facilities and other financing arrangements, including due to changes in vessel values, it may adversely affect our results of operations and financial condition and restrict our ability to operate our business.
●	Substantial debt levels could limit our flexibility to obtain additional financing and our ability to service our outstanding indebtedness will depend on our future operating performance.
●	The terms of the 8.500% Senior Notes due 2028 (the “2028 Senior Notes”) issued by Danaos Corporation on February 11, 2021 and 6.875% Senior Notes due 2032 (the “2032 Senior Notes” and, together with the 2028 Senior Notes, the “Senior Notes”) issued by Danaos Corporation on October 16, 2025 contain covenants limiting our financial and operating flexibility.
●	If we are unable to obtain additional debt financing for future acquisitions, which may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, we may not be able to expand our business.
●	We are exposed to volatility in interest rates, including SOFR, and to exchange rate fluctuations.
●	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Environmental, Regulatory and Other Industry Related Risks

●	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
●	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.
●	Uncertainties related to compliance with sanctions and embargo laws could adversely affect our business.
●	Governments could requisition our vessels during a period of war or emergency, maritime claimants could arrest our vessels and we may be impacted by terrorist attacks or acts of piracy or have contraband smuggled onto our vessels.
●	Our insurance may be insufficient to cover losses due to the shipping industry’s operational risks.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

Risks Relating to Our Key Employees and Our Management Arrangements

●	Our business depends upon certain employees who may not necessarily continue to work for us.
●	The provisions in our restrictive covenant agreement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.
●	We depend on our Manager, Danaos Shipping, and its affiliate Danaos Chartering to operate our business. Our Manager and Danaos Chartering are privately held companies about which there is little publicly available information.
●	Being active in multiple lines of business, including managing multiple fleets, requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Risk Related to Investment in a Marshall Islands Corporation

●	We are a Marshall Islands corporation, which jurisdiction does not have well-developed corporate laws. It also may be difficult to enforce service of process or judgments against us, our officers and directors.

Tax Risks

●	We may have to pay tax on our income or become a passive foreign investment company.

Risks Inherent in Our Business

Our profitability and growth depend on the demand for containerships and global economic conditions. The container shipping industry is cyclical and charter hire rates for containerships are volatile and may again decline significantly, which would, in turn, adversely affect our profitability.

The ocean-going container shipping industry, from which we have historically derived substantially all of our revenues and expect to continue to derive most of our revenues, is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including the level of global trade, including exports from China to Europe and the United States, resulting demand for the seaborne transportation of containerized cargoes and containership capacity. The benchmark containership charter rates increased in all quoted size sectors in 2024 and demonstrated resilience in 2025, supported by continued Cape of Good Hope diversions and historically low tonnage availability. The benchmark one-year daily rate of a 4,400 TEU Panamax containership, which reached an all-time high of $100,000 at the end of 2021, declined to $17,100 at the end of December 2023 before rebounding to approximately $56,000 at the end of 2024 and remaining at approximately $56,000 at the end of 2025. Variations in containership charter rates, which historically have been volatile, including in recent years that included historically high levels followed by significant declines, and may again decline significantly, result from changes in the supply of and demand for ship capacity and changes in the supply of and demand for the major products transported by containerships. Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Any slowdown in the global economy and disruptions in the credit markets or changes in consumer preferences may further reduce demand for products shipped in containers and, in turn, containership capacity.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any such charters will depend upon, among other things, the prevailing state of the charter market for containerships. As of February 25, 2026, the charters for 2 of our vessels expire in 2026 and 21 of our vessels expire in 2027. If the charter market has weakened when our vessels’ charters expire, we may be forced to recharter the containerships, if we were able to recharter such vessels at all, at reduced rates and possibly at rates whereby we incur a loss. If we were unable to recharter our vessels on favorable terms, we may potentially scrap certain of such vessels, which may reduce our earnings or make our earnings volatile. The same issues will exist to the extent we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates.

Charter rates for drybulk vessels, and Capesize and Newcastlemax vessels in particular, are volatile and may decline and remain at low levels for a prolonged period, which may adversely affect our results of operations and financial condition.

The drybulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of drybulk vessels, including Capesize and Newcastlemax drybulk vessels which make up our entire drybulk fleet. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened. The BDI increased in the second half of 2023 and the first half of 2024 due in part to disruptions that lengthened sailing distances, including trading pattern disruptions related to Russian sanctions, transit restrictions at the Panama Canal due to low water levels and vessels re-routing away from the Red Sea and Suez Canal due to Houthi attacks on ships, before again declining to relatively low levels which continued to prevail into the second half of 2025, as demand for commodities weakened, before improving in the fourth quarter of 2025 and early 2026. The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels, in particular iron ore and coal which comprise the vast majority of cargoes transported by Capesize and Newcastlemax drybulk carriers, or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks. Fleet inefficiencies, including due to sanctions on Russian energy and disruptions related to vessels re-routing away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, have resulted in significant lengthening of average sailing distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years; such fleet inefficiencies and resulting support for drybulk charter rates may not continue. Additionally, because we charter our drybulk vessels primarily on short-term time charters and voyage charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates which are more volatile than longer term charter rates, for drybulk vessels; such changes may affect our earnings and the value of our drybulk vessels at any given time.

We may have difficulty securing profitable employment for our vessels in the containership and drybulk vessel charter markets.

Of our 75 containerships, as of the date of this report, two of our vessels are employed on time charters expiring in 2026 and 21 on time charters expiring in 2027. Our Capesize drybulk vessels are operating on short term charters. Depending on the state of the containership and drybulk charter markets, as applicable, when we are seeking to employ these vessels, we may be unable to secure employment for these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, as was also the case for certain of our vessels for periods in past years, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels profitably, our results of operations and cash flow will be adversely affected.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our revenues from the charter payments by our charterers. Each of our 75 containerships is currently employed under time or bareboat charters with 13 liner companies, with 66% of our revenues in 2025 generated from six such companies. We also own 11 Capesize drybulk vessels, including one expected to be delivered in March 2026, which we operate in the spot market on voyage charters or on short term time charters. We could lose a charterer or the benefits of a time charter if:

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

If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, as part of a court-supervised restructuring or otherwise, we could sustain significant reductions in revenue and earnings which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to comply with the covenants contained in our credit facilities and Senior Notes and our ability to refinance our financing agreements. In such an event, we could be unable to service our debt and other obligations.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers or further concentration of these customers through mergers, joint ventures or alliances could adversely affect us.

Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years, CMA CGM, MSC, PIL, Hapag Lloyd and Maersk have represented substantial amounts of our revenue. In 2025, approximately 66% of our operating revenues were generated by six customers, including 21% from CMA CGM and 16% from MSC, and in 2024 approximately 62% of our operating revenues were derived from six customers including 20% from CMA CGM and 13% from MSC. As of the date of this report, we have 17 charters with CMA CGM, 10 charters with MSC, nine charters with Hapag Lloyd, seven charters COSCO, six charters with PIL, five charters with each of Maersk, ONE and Sealead, four charters with OOCL, two charters with each of Samudera, Interasia Lines and Yang Ming, and one charter with ZIM. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If any of these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, as was the case with Hanjin Shipping and HMM in 2016 for instance, due to financial pressure on these liner companies from any significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows, and ability to comply with covenants in our financing arrangements, could be adversely affected.

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

As of December 31, 2025, no impairment loss was recorded. In the future, if the market values of our vessels or other assets experience deterioration or we lose the benefits of the existing charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

If global economic conditions weaken, particularly in Europe, the United States or the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and commodities and, thus, container and drybulk shipping. The current macroeconomic environment is characterized by significant inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, expansion of U.S. tariffs and trade protectionism policies to other countries, including Canada and Mexico, and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine and in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

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

As a result of past disruptions in the credit markets and more recently increased interest rates, the cost of obtaining bank financing in the shipping industry increased and many lenders enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures or refinance existing debt, any of which could have a material adverse effect on our revenues and results of operations.

In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

Trade protectionism, including in the form of tariffs, could significantly adversely affect global economic conditions, global trade volume and the demand for seaborne transportation of containerized cargo.

In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally. It is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us and our fleet, which includes a number of Chinese-built vessels and newbuildings, or our industry generally.

These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. While the ultimate impact such developments, or the perception they may occur, will have on our industry and our business is currently unknown, such developments may have a material adverse effect on global economic conditions, and may significantly reduce global trade, which could adversely and materially affect freight rates and charter rates for our containerships to the extent we are seeking employment for our vessels and therefore our business, results of operations, and financial condition.

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

Tensions over trade and other matters remain high between the U.S. and China. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the U.S. administration led by President Trump has used tariffs extensively as a policy tool. In 2025, the United States imposed significant tariffs on nearly all other countries, including tariffs exceeding 100% on Chinese goods, and other countries, including China, responded with significant retaliatory tariffs on U.S. goods. The US also increased port fees for Chinese-built or owned ships and China in turn imposed substantial port fees on U.S.-built or owned ships, which were suspended for one-year in October 2025. The new U.S. administration has continued to broadly impose tariffs on products from other countries, which could lead to additional corresponding punitive actions by the countries with which the U.S. trades. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

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

Demand for the seaborne transportation of products in containers, which is significantly impacted by global economic activity, remained at relatively low levels for a prolonged period from the onset of the global economic crisis of 2008 and 2009 until the second half of 2020. Consequently, during this period, the cargo volumes and freight rates achieved by liner companies, with which all of the existing container vessels in our fleet are chartered, declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies decreased, before increasing alongside cargo volume and freight rates from the second half of 2020 into 2022. In 2024, cargo volume slightly increased compared to 2023 and 2022 and the freight rates and charter rates increased, and such conditions largely continued in 2025 with slightly increased freight and charter rates, in part due to the continued Houthi attacks on ships in the Red Sea and in the Gulf of Aden which disrupted traditional shipping routes away from the Suez Canal increasing tonne-mile demand; however, easing of such disruptions, of which there have been some limited signs such as Maersk resuming same routes through the Suez Canal, could result in lower freight rates and tonne-mile demand and in turn lower charter rates.

Any decline in demand for the services of our liner company customers could reduce demand for containerships and increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charter hire rates under the charters for our vessels, such as we agreed with HMM in 2016 and ZIM in 2014 and Hanjin Shipping’s cancellation of long-term charters for eight of our vessels in 2016. We generate most of our revenues, and all of our revenues in our container vessel segment, from these charters and if our charterers fail to meet their obligations to us, we would sustain significant reductions in revenue and earnings, which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our financing arrangements.

An over-supply of containership capacity may adversely affect charter rates and our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

The size of the containership order book increased significantly in 2021 through 2025, and at the end of 2025, newbuilding containerships represented approximately 35.4% of the existing global fleet capacity, and approximately 58.5% of large containerships of over 12,000 TEU. The size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a decline in the level of demand for the seaborne transport of containers, could negatively affect charter rates, which any continued liner company consolidation may accentuate. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the charter rate environment is weak when the current charters for our containerships expire or are terminated, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.

An over-supply of drybulk vessel capacity may adversely affect the current charter rates and, in turn, adversely affect our profitability.

Dry bulk newbuildings were delivered in significant numbers beginning in 2006 and continued through 2017, before declining to more moderate delivery levels. The overall level of the dry bulk order book has declined in recent years; however, orders for Capesize vessels increased in 2024 and 2025 and stood at approximately 11.4% of the existing Capesize fleet capacity at the end of 2025. The dry bulk order book may increase as a percentage of the existing fleet, and an oversupply of dry bulk vessel capacity could further depress charter rates. If fleet capacity increases without a corresponding increase in demand, or if demand grows more slowly than capacity, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new charters, for which we will face substantial competition from established companies with significant resources as well as new entrants.

One of our objectives is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels, as well as to continue to expand our fleet of drybulk vessels in which sector we have entered since mid-2023. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters for containerships that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In past years, during the downturn in the containership charter market last decade, other containership owners chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. In recent years, drybulk vessels were also deployed at very low rates by owners of drybulk vessels. Containership and drybulk vessel charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

The international drybulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. In addition, we are a new entrant in the drybulk industry and some of our competitors may have more experience and more established customer relationships. Competition among vessel owners for the seaborne transportation of drybulk cargo can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Many of our competitors have greater resources and access to capital than we have and operate larger drybulk carrier fleets than we operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

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

Delays in deliveries of our newbuilding vessels for which we have entered into construction contracts or any secondhand vessels we may agree to acquire could harm our business.

Delays in the delivery of our newbuilding vessels with planned deliveries in 2026 through 2029 or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under any arranged time charters and could result in the cancellation of such time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. The delivery of any newbuilding vessel could also be delayed because of, among other things:

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

Since the beginning of 2022, we have ordered 35 newbuilding containerships, of which 27 have not yet been delivered. We have also ordered four Newcastlemax drybulk vessels. Since 2023, we have acquired 11 secondhand Capesize drybulk vessels, including one expected to be delivered in March 2026. In addition, we have made an investment in shares of a U.S.-listed drybulk shipping company and entered into a strategic partnership in the LNG sector, including a development capital equity investment.

We intend to continue growing our business through further acquisitions and investments. This may include ordering additional newbuilding containerships, selectively acquiring secondhand containerships and drybulk vessels, and making strategic acquisitions of, or investments in, other shipping companies, including potentially in sectors in which we do not currently operate.

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

During periods in which charter rates are high, asset values generally are high as well, as has recently been the case in the containership sector, and it may be difficult to acquire vessels, fleets, other shipping companies, equity interests in other shipping companies or other assets at favorable prices at those times. In addition, growing any business by acquisition, in particular acquisitions of other companies, presents numerous risks, such as exposure to unanticipated liabilities, managing relationships with customers, retaining personnel and integrating newly acquired assets into existing infrastructure, including assimilation of operations, systems and technologies. Integration efforts associated with any acquisitions may require significant capital and operating expense. If we fail to successfully execute our growth plans, we may not realize expected benefits and synergies from any such acquisitions, and we may incur significant expenses, liabilities and losses in connection with such growth efforts, which may negatively impact our results of operations, cash flows, liquidity and our ability to pay dividends to our stockholders.

Our growth in the LNG sector depends on the completion of the Alaska LNG Project, and continued growth in LNG production and demand for LNG and LNG shipping.

Our growth strategy includes expansion in the LNG sector, where we recently entered into a strategic partnership with Glenfarne Group to advance the Alaska LNG Project, which partnership includes our $50 million development capital equity investment in Glenfarne Alaska Partners LLC and our designation as a preferred tonnage provider to construct and operate six LNG carriers to deliver LNG to global customers for Glenfarne Alaska LNG, LLC, majority owner and developer of the Alaska LNG Project. The future performance of our LNG business will depend on the timely completion of the Alaska LNG Project, which has not yet begun construction and will require years to complete, and continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification, and distribution facilities, in addition to the marine transportation of LNG, which is a costly and lengthy process. Many LNG projects in recent years have experienced significant delays, and any failure of the Alaska LNG Project to be completed, or material delays in its completion, could adversely affect or delay our ability to obtain LNG vessel charters related to such project and the value of our equity investment. Even absent delays, we will not generate revenues from any vessel charters related to the Alaska LNG Project for a number of years. In addition, we will have to either develop or subcontract for adequate personnel with the expertise to run our LNG operations in the future. We are a new entrant in the highly competitive LNG shipping industry and some of our competitors may have more experience and more established customer relationships, and to the extent we seek to expand our LNG business outside our strategic partnership relating to the Alaska LNG Project, we may be unable to compete successfully for charters on favorable terms or at all with these companies.

Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including global economic conditions and economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital-intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by several factors, including:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and render LNG uneconomical;
•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;
•	any significant explosion, spill or other incident involving an LNG facility or carrier;
•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain financing or governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or re-gasification;
•	price fluctuations in the price of LNG, between geographical regions, could negatively impact our expected returns relating to investments in LNG shipping projects;
•	technological advances render existing LNG carriers obsolete or non-viable; or
•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters for any new LNG carriers we may acquire, particularly any additional LNG carriers we may seek to acquire to expand outside of the strategic partnership with Glenfarne Group relating to the Alaska LNG Project. Driven in part by an increase in LNG production capacity and the expectation of further future capacity, the construction and delivery of new LNG carriers has been increasing. Any future expansion of the global LNG carrier fleet that cannot be absorbed by existing or future LNG projects may have a negative impact on charter rates, vessel utilization and vessel values. Such impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth. These factors could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our stockholders.

The value of our investment in Star Bulk Carriers Corp. (“Star Bulk”) common stock, and any investments we may make in other shipping companies from time to time, may fluctuate substantially, which may increase the volatility of our earnings and we may not realize the expected benefits from our investments.

The trading price of Star Bulk’s common stock on the Nasdaq Stock Market and the corresponding value of our investment in 6,256,181 shares of Star Bulk common stock, which was recorded in our balance sheet at $120.2 million as of December 31, 2025, may continue to fluctuate, or decline substantially due to factors affecting the drybulk shipping industry generally or Star Bulk specifically, which are outside of our control. We recognized a $29.5 million gain on marketable securities and dividend income on these securities of $1.7 million in the year ended December 31, 2025 and a $25.2 million loss on marketable securities and dividend income on these securities amounting to $9.3 million in the year ended December 31, 2024. We recognize all fluctuations in the fair value of our investment in Star Bulk common stock, and would recognize fluctuations in any other investment we may make in securities of other companies from time to time, in our consolidated statements of income, which may increase the volatility of our earnings. In addition, there can be no assurances that Star Bulk will continue to pay dividends or at what price we will be able to sell any Star Bulk shares that we elect to sell in the future. We do not have any influence or control over the business or operations of Star Bulk, and we may not have any control over the operations of any other company in which we may invest from time to time. The controlling shareholders of companies in which we may hold minority investments from time to time may make decisions that are contrary to our interests. The existence of conflicting views or mismatched priorities between us and such shareholders may adversely affect the management of these businesses, result in economic, financial or operational issues, as well as general disputes. The financial condition of such shareholders could decline, which could in turn negatively impact the value of our investment and our reputation. As a result, our investments in other companies may adversely affect our financial condition, results of operations and cash flows.

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

We would have to make substantial capital expenditures to further grow our company, including our newbuilding vessels under construction, for which the aggregate remaining purchase price as of February 25, 2026 was approximately $1.9 billion. We might not have sufficient borrowing availability under our existing credit facilities, or other financing arrangements to fund these capital expenditures. In order to fund capital expenditures for future growth of our company, we generally plan to use equity and debt financing along with cash from operations. Our ability to obtain bank financing or access the capital markets through future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, conditions in the containership and drybulk charter market and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditure could limit our ability to grow our company.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. As of February 25, 2026, our current fleet of 75 containerships had an average age (weighted by TEU capacity) of approximately 15.2 years and our fleet, on a fully delivered basis, of 11 Capesize bulk carriers, had an average age (weighted by DWT capacity) of approximately 15.3 years. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2025, we incurred approximately 24.4% of our vessels’ operating expenses, primarily crew wages, as well as some of our general and administrative expenses, in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro, which appreciated significantly versus the United States dollar in 2025. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our limited diversification, adverse developments in the containership transportation business, as well as the drybulk shipping sector, could reduce our ability to meet our payment obligations and our profitability.

Although we have recently entered the drybulk sector of the shipping industry and entered into a strategic partnership in the LNG sector, we currently rely on the cash flows generated from charters for our vessels that operate in the containership sector of the shipping industry for a substantial majority of our cash flows. Due to our limited diversification, adverse developments in the container shipping industry, as well as the drybulk shipping sector, have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

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

In addition, our credit facilities and other financing arrangements, and any future credit facility or other debt financing arrangements we enter into likely will, impose operating and financial restrictions on us and our subsidiaries, including relating to incurrence of debt and liens, making acquisitions and investments and paying dividends on or repurchasing our stock. Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities or pay dividends on our shares.

In addition, our credit facilities define any one of the following events as a “Change of Control” and the occurrence of any one such event will give rise to the lenders’ right to require a mandatory prepayment in full of such facilities, the cancellation of undrawn commitments under our applicable loan agreements and, in connection with our $850 million secured credit facility, lenders may not disburse loan proceeds in connection with a scheduled delivery of a newbuilding containership:

●	if Dr. John Coustas ceases to be both our Chief Executive Officer and a director of Danaos Corporation (other than due to his death or disability and, in such case, a replacement person is appointed by the board of directors of Danaos Corporation);
●	the Coustas Family ceases to own more than 15% of our voting share capital;
●	Dr. John Coustas and/or Danaos Investment Limited cease to own at least 80% of the equity interests and voting rights in our Manager;
●	if any group of: (i) our Board of Directors as of the date of such debt agreement and (ii) any directors elected following nomination by the existing board of directors, cease to comprise a majority of the board of directors of Danaos Corporation;
●	if any one or more persons (who are not members of the Coustas Family). acting in concert. controls Danaos Corporation; or
●	any one of our subsidiaries, as guarantors under our credit facilities, ceases to be a wholly-owned direct subsidiary of Danaos Corporation.

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

We had $1,177.8 million of outstanding indebtedness and $1,177.5 million of undrawn committed financing under senior secured credit facilities, as of December 31, 2025. We expect to incur additional indebtedness under these committed credit facilities, including to finance part of the purchase price for newbuilding vessels for which the aggregate remaining purchase price as of February 25, 2026 was approximately $1.9 billion, and we may seek to incur substantial additional indebtedness, as market conditions warrant, to make investments and grow our company to the extent that we are able to obtain such financing. This level of debt could have important consequences to us, including the following:

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

Although we had $1,177.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2025, if we need additional liquidity and are unable to obtain such liquidity from existing or new lenders or in the capital markets, or if our existing financing arrangements do not permit additional debt that we require (and we are unable to obtain waivers from required lenders), we may be unable to meet our liquidity obligations which could lead to a default under our secured and unsecured credit facilities and Senior Notes. Our current financing arrangements also impose, and future financing arrangements may impose, operating and financial restrictions on us that may limit our ability to take certain actions, including the incurrence of additional indebtedness by existing subsidiaries, creating liens on our existing assets and selling capital stock of our existing subsidiaries.

The terms of the Senior Notes contain covenants limiting our financial and operating flexibility.

Covenants contained in the documentation relating to the Senior Notes restricts our ability and the ability of our subsidiaries to, among other things:

●	pay dividends, make distributions, redeem or repurchase equity interests and make certain other restricted payments or investments, subject to certain exceptions;
●	incur additional indebtedness or issue certain equity interests;
●	merge, consolidate or sell all or substantially all of our assets;
●	issue or sell capital stock of some of our subsidiaries;
●	create liens on assets;
●	sell or exchange assets or enter into new businesses;
●	create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets; and
●	enter into certain transactions with affiliates or related persons.

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

Although we had $1,177.5 million of additional amounts available for borrowing under our existing credit facilities as of December 31, 2025, the $247.5 million available for borrowing under our Citibank $382.5 million Revolving Credit Facility will reduce over time on a quarterly basis. We also intend to borrow against vessels we may acquire as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition.

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

Loans under our credit facilities are, generally, advanced at a floating rate based on SOFR, which increased significantly in recent years before declining slightly in 2025. Interest rates can be volatile, which affects the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow, if interest rates remain elevated or increase significantly. SOFR rates may continue to increase or remain at the relatively high current levels, which could materially adversely affect our results of operations and financial condition. We expect to incur additional interest expense in future periods as we increase our level of borrowings to finance a portion of the purchase price of our contracted newbuildings and potentially future acquisitions and investments, which will increase our exposure to interest rate fluctuations. We do not have any interest rate swaps or other derivative instruments currently for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. Moreover, even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. For additional information, see “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Credit Facilities.”

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

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. For example, in 2021 the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050 ; although the current U.S. administration opposed the draft proposals approved by the IMO in 2025, which ultimately requested in IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. In June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”), the latter of which came into force as of January 1, 2023. If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charterers, if we are able to do so at all. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. Compliance with the maritime EU ETS may result in additional compliance and administration costs. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

The tensions in the Middle East, including the war between Israel and Hamas in the Gaza Strip and Israel and Iran, has not negatively affected our business as of the date of this annual report, however, an escalation of these conflicts or further regional and international conflicts or armed action could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and our business. The Houthi attacks in the Red Sea and the Gulf of Aden have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea; however, the impact has generally been to increase sailing distances and thereby support freight and charter rates. The easing of these disruptions could therefore adversely affect charter rates.

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

Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our Manager, Danaos Shipping, and Danaos Chartering, each of which is ultimately owned by our majority stockholder, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which is affiliated with Dr. Coustas. Dr. Coustas has substantial experience in the container shipping and drybulk shipping industries and has worked with us and our Manager for many years. He and others employed by us, our Manager and Danaos Chartering are crucial to the execution of our business strategies and to the growth and development of our business. In addition, under the terms of our credit facilities and other financing arrangements, Dr. Coustas ceasing to serve as our Chief Executive Officer and a director of our Company, would give rise to the lenders being able to require us to repay in full debt outstanding under such agreements. If these certain individuals were no longer to be affiliated with us, our Manager or Danaos Chartering, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

Pursuant to the management agreements and the individual ship management agreements, the terms of which expire on December 31, 2026, our Manager and its affiliates, including Danaos Chartering, provides us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). See “Item 4. Information on the Company—Business Overview—Management of Our Fleet”. Our operational success will depend significantly upon our Manager’s and Danaos Chartering’s satisfactory performance of these services. Our business would be harmed if our Manager or Danaos Chartering failed to perform these services satisfactorily.

In addition, if the management agreements were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our Manager and Danaos Chartering. Our management agreement with any new manager may not be as favorable. Further, we would need to seek approval from our lenders to change our Manager. We are not permitted to change our manager, or to allow Danaos Shipping to subcontract or delegate management, without the prior written consent of our lenders. The terms of the management agreements expire on December 31, 2026, and automatically extends for additional 12-month terms, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term. For each subsequent 12-month term, the fees and commissions will be set at a mutually agreed upon rate between us and Danaos Shipping and Danaos Chartering, respectively, no later than 30 days prior to the commencement of the applicable subsequent term.

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

Since 2022, we have repurchased a total of 3,247,444 shares of our common stock in the open market for $235.1 million under our $300 million share repurchase program. However, there is no assurance that we will continue to repurchase shares of our common stock, in similar amounts or at all, and any such reduction or discontinuation of share repurchases could adversely affect our share price.

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

Our major stockholder may have interests that are different from, or are in addition to, the interests of our other stockholders. In particular, DIL, which is affiliated with our Chief Executive Officer, owns approximately 52.4% of our outstanding shares of common stock as of February 25, 2026 and is the ultimate owner of our Manager and Danaos Chartering. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. There may be real or apparent conflicts of interest with respect to matters affecting such stockholder and its affiliates whose interests in some circumstances may be adverse to our interests.

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

While there are legal uncertainties involved in this determination, including as a result of a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2025. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

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

In addition, the charters that we enter into with Chinese customers, including the charters we currently have with COSCO for seven of our vessels, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

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

Our Company’s long history in the shipping industry dates back to the 1960s. Our largest stockholder is DIL, an entity affiliated with our Chief Executive Officer, Dr. John Coustas. Dimitris Coustas, the father of Dr. Coustas, first invested in shipping in 1963 and founded our Manager, in 1972. Since that time, the Company has continuously provided seaborne transportation services under the management of the Coustas family. After assuming management of our company in 1987, Dr. Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry and grown our fleet from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 75 containerships aggregating 477,491 TEUs, 27 under construction containerships aggregating 174,550 TEUs, 11 Capesize bulk carriers, on a fully delivered basis, aggregating 1,943,286 DWT in capacity, and four under construction Newcastlemax bulk carriers aggregating approximately 844,000 DWT in capacity.

Danaos Corporation operates through a number of subsidiaries incorporated in Liberia and the Republic of the Marshall Islands, all of which are wholly owned by Danaos Corporation and either directly or indirectly own the vessels in our fleet. A list of our active subsidiaries as of February 25, 2026 and their jurisdictions of incorporation, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Our principal executive offices are c/o Danaos Shipping Co. Ltd., Athens Branch, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480.

Business Overview

We are an international owner of containerships and drybulk vessels, chartering our containerships to many of the world’s largest liner companies and employing our drybulk vessels on short-term time charters and voyage charters. As of February 25, 2026, we owned 75 containerships aggregating 477,491 TEUs, 27 under construction containerships aggregating 174,550 TEUs, 11 Capesize bulk carriers, including one expected to be delivered to us in March 2026, aggregating 1,943,286 DWT and four under construction Newcastlemax bulk carriers with an approximate aggregate capacity of 844,000 DWT.

Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest companies globally, as measured by TEU capacity. As of February 25, 2026, these customers included CMA CGM, MSC, Hapag Lloyd, COSCO, PIL, Maersk, ONE, Sealead, OOCL, Samudera, Interasia Lines, Yang Ming and ZIM. We operate our drybulk carriers in the spot market, on short-term time charters and voyage charters.

As of the date of this annual report, the Company generated operating revenues from its 75 container vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to 2032. Additionally, as of the date of this annual report, the Company contracted 5-year, 7-year and 10-year time charter agreements for the 21 out of 27 container vessels under construction scheduled for delivery in 2026 through 2029, with an average charter duration of approximately 5.8 years, weighted by aggregate contracted charter hire. Total contracted cash operating revenues, based on concluded charter contracts through the date of this annual report, currently stand at $4.3 billion, including newbuildings. The remaining average contracted charter duration for our containership fleet is 4.3 years, weighted by aggregate contracted charter hire. Our charters have initial terms ranging up to 18 years, which provide us with stable cash flows and high utilization rates. Our containerships fleet ranges in size from 1,800–13,100 TEU, providing us flexibility to serve the diverse needs of our customers.

Our Fleet

General

Danaos is one of the largest containership operating lessors in the world. Since going public in 2006, we have increased the in-the-water TEU carrying capacity of our fleet by more than fourfold. Since the beginning of 2022, we have ordered 35 newbuilding containerships with an aggregate capacity of 232,948 TEU, eight of which have been delivered to us, for an aggregate purchase price of $2.7 billion. Today, our fleet includes some of the largest containerships in the world, which are designed with certain technological advances and customized modifications that make them efficient with respect to both voyage speed and loading capability when compared to many existing vessels operating in the containership sector. All vessels in our orderbook are designed with the latest eco characteristics and will be built in accordance with the latest requirements of the International Maritime Organization (IMO) in relation to Tier III emission standards and Energy Efficiency Design Index (EEDI) Phase III.

We re-entered the drybulk sector, in which we had previously operated prior to 2008, by expanding our fleet with Capesize drybulk carriers acquired between 2023 and 2025. In 2023, we added seven Capesize drybulk carriers with an aggregate capacity of 1,231,157 DWT. In 2024, we added three Capesize drybulk carriers with an aggregate capacity of 529,704 DWT. In 2025, we entered into a memorandum of agreement to acquire one additional Capesize drybulk carrier with a capacity of 182,425 DWT, which is expected to be delivered to us in March 2026. As of February 25, 2026, on a fully delivered basis, our Capesize drybulk fleet will consist of 11 vessels with an aggregate capacity of 1,943,286 DWT. In addition, in early 2026, we ordered four Newcastlemax bulk carriers with an approximate aggregate capacity of 844,000 DWT, for an aggregate purchase price for these vessels is $297.3 million. The drybulk carriers in our fleet have a weighted-average age of 15.3 years as of February 25, 2026, which excludes our four newbuilding drybulk vessels scheduled for delivery in 2028.

We deploy our containership fleet principally under multi -year charters with major liner companies that operate regularly scheduled routes between large commercial ports, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be available to take advantage of any increase in charter rates. As of February 25, 2026, our containership fleet was comprised of 73 containerships deployed on time charters, two of which are scheduled to expire in 2026, and two containerships deployed on bareboat charters. The average age (weighted by TEU) of the 75 vessels in our containership fleet was approximately 15.2 years as of February 25, 2026, which excludes our 27 newbuilding containerships scheduled for delivery in 2026 through 2029.

We currently intend to charter our drybulk vessels primarily on short-term time charters and voyage charters, and we are therefore exposed to fluctuations in the corresponding spot market rates.

Characteristics

The table below provides additional information, as of February 25, 2026, about our fleet of 75 cellular containerships and their charter deployment profile:

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate

Ambition	2012	13,100	April 2027	April 2027	$51,500	+ 6 months	$51,500
						+ 10.5 to 13.5 months	$51,500
						+ 9 to 12 months	$51,500
Speed	2012	13,100	March 2027	March 2027	$51,500	+ 6 months	$51,500
						+ 10.5 to 13.5 months	$51,500
						+ 9 to 12 months	$51,500
Kota Plumbago	2012	13,100	July 2027	July 2027	$54,000	+ 3 to 26 months	$54,000
Kota Primrose	2012	13,100	April 2027	April 2027	$54,000	+ 3 to 26 months	$54,000
Kota Peony	2012	13,100	March 2027	March 2027	$54,000	+ 3 to 26 months	$54,000
Express Rome	2011	10,100	November 2027	November 2027	$37,000
			November 2030	November 2030	$35,000	+ 2 months	$35,000
Express Berlin	2011	10,100	December 2029	December 2026	$33,000
				December 2029	$45,500	+ 4 months	$45,500
Express Athens	2011	10,100	October 2030	November 2027	$37,000
				October 2030	$35,000	+ 2 months	$35,000
Le Havre	2006	9,580	June 2028	June 2028	$58,500	+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	May 2028	$58,500	+ 4 months	$58,500
Bremen	2009	9,012	January 2028	January 2028	$56,000	+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	January 2028	$56,000	+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	May 2026	$47,500
			May 2028	May 2028	$40,500	+ 1 month	$40,500
Belita	2006	8,533	June 2028	June 2028	$37,000	+ 3 months	$37,000

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter		Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)		Period	Charter Rate
Kota Manzanillo	2005	8,533	December 2028	February 2026	$47,500
				December 2028	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
CMA CGM Melisande	2012	8,530	January 2028	January 2028	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	May 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	July 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Bianca	2011	8,530	September 2027	September 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	November 2027	$34,500		+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	May 2028	$56,000		+ 4 months	$56,000
Kota Santos	2005	8,463	June 2029	August 2026	$50,000
				June 2029	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
Catherine C (6)	2024	8,010	June 2029	June 2029	$42,000		+ 2 months	$42,000
Greenland (6)	2024	8,010	August 2029	August 2029	$42,000		+ 2 months	$42,000
Greenville (7)	2024	8,010	October 2029	October 2029	$42,000		+ 2 months	$42,000
Greenfield (8)	2024	8,010	November 2029	November 2029	$42,000		+ 2 months	$42,000
Interasia Accelerate (6)	2024	7,165	April 2032	April 2027	$36,000
				April 2032	$37,000		+ 6 months	$37,000
							+ 34 to 38 months	$37,000
Interasia Amplify (7)	2024	7,165	September 2032	September 2027	$36,000
				September 2032	$37,000		+ 6 months	$37,000
							+ 34 to 38 months	$37,000
CMA CGM Moliere	2009	6,500	August 2030	March 2027	$55,000
				August 2030	$31,500		+ 3 to 13.5 months	$31,500
CMA CGM Musset	2010	6,500	September 2030	July 2027	$40,000
				September 2030	$31,500		+ 3 to 13.5 months	$31,500
CMA CGM Nerval	2010	6,500	October 2030	November 2027	$30,000
				October 2030	$30,000		+ 3 to 13.5 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2028	February 2026	$40,000
				January 2028	$30,000		+ 2 months	$30,000
Racine	2010	6,500	June 2029	June 2026	$32,500
				June 2029	$35,500		+ 4 months	$35,500
YM Mandate	2010	6,500	January 2028	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	April 2027	April 2027	$35,000		+ 2 months	$35,000
							+ 10 to 12 months	$35,000
Savannah	2002	6,402	June 2027	June 2027	$40,000		+ 3 months	$40,000
							+ 9 to 12 months	$30,000
Phoebe (9)	2025	6,014	December 2026	December 2026	$35,000
			October 2031	October 2031	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Greenhouse (10)	2025	6,014	October 2027	October 2027	$35,000
			August 2032	August 2032	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Kota Lima	2002	5,544	September 2026	September 2026	$24,000
			November 2028	November 2028	$42,500		+ 2 months	$42,500
Suez Canal	2002	5,610	April 2026	April 2026	$27,500
			April 2028	April 2028	$30,000		+2 months	$30,000
Wide Alpha	2014	5,466	January 2030	July 2027	$34,000
				January 2030	$27,450		+ 4 months	$27,450
							+ 21.5 to 24 months	$25,000
Stephanie C	2014	5,466	September 2028	September 2028	$33,750		+2 months	$33,750
							+23 to 25 months	$33,750
Euphrates	2014	5,466	September 2028	September 2028	$33,750		+2 months	$33,750
							+23 to 25 months	$33,750
Wide Hotel	2015	5,466	March 2030	September 2027	$34,000
				March 2030	$27,450		+ 4 months	$27,450
							+ 21.5 to 24 months	$25,000
Wide India	2015	5,466	October 2028	October 2028	$33,750		+ 2 months	$33,750
							+ 23 to 25 months	$33,750
Wide Juliet	2015	5,466	August 2026	August 2026	$25,000		+ 2 months	$25,000
							+ 10 to 12 months	$30,000
Rio Grande	2008	4,253	November 2026	November 2026	$30,000
			October 2029	October 2029	$28,000		+ 2 months	$28,000
Paolo (ex Merve A)	2008	4,253	November 2027	November 2027	$26,000		+ 2 months	$26,000
Kingston	2008	4,253	June 2027	June 2027	$35,500		+ 2.5 months	$35,500
Monaco	2009	4,253	May 2029	November 2026	$30,000
				May 2029	$33,000		+ 4 months	$33,000
Dalian	2009	4,253	April 2028	April 2026	$48,000
				April 2028	$27,250		+ 3.5 months	$27,250
Jamaica (ex Luanda)	2009	4,253	August 2028	August 2028	$35,000		+ 2 months	$35,000
Seattle C	2007	4,253	December 2026	December 2026	$30,000
			June 2029	June 2029	$33,000		+ 4 months	$33,000
Vancouver	2007	4,253	November 2026	November 2026	$30,000
			October 2029	October 2029	$28,000		+ 2 months	$28,000

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate
Derby D	2004	4,253	December 2029	January 2027	$36,275
				December 2029	$28,000	+ 3 months	$28,000
Tongala	2004	4,253	November 2026	November 2026	$30,000
			October 2029	October 2029	$28,000	+ 2 months	$28,000
Dimitris C	2001	3,430	September 2027	September 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express Argentina	2010	3,400	September 2029	December 2026	$27,000
				September 2029	$26,000	+3 months	$26,000
Express Brazil	2010	3,400	April 2027	April 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express France	2010	3,400	July 2027	July 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express Spain	2011	3,400	September 2029	March 2027	$28,500
				September 2029	$28,200	+ 4 months	$28,200
Express Black Sea	2011	3,400	September 2029	March 2027	$28,500
				September 2029	$28,200	+ 4 months	$28,200
Singapore	2004	3,314	November 2029	May 2027	$27,750
				November 2029	$28,200	+ 4 months	$28,200
Colombo	2004	3,314	September 2029	March 2027	$28,500
				September 2029	$28,200	+ 4 months	$28,200
Zebra	2001	2,602	December 2026	January 2026	$26,250
				December 2026	$19,000	+ 2 months	$19,000
Artotina	2001	2,524	November 2027	January 2026	$23,000
				November 2027	$26,000	+ 2 months	$26,000
						+ 11 to 13 months	$24,000
Phoenix D	1997	2,200	June 2027	March 2026	$23,000
				June 2027	$20,000	+ 1 month	$20,000
Sprinter	1997	2,200	November 2027	May 2026	$21,000
				November 2027	$19,990	+ 0.5 month	$19,990
Future	1997	2,200	September 2027	May 2026	$21,000
				September 2027	$19,990	+ 0.5 month	$19,990
Advance	1997	2,200	September 2027	June 2026	$21,000
				September 2027	$19,990	+ 0.5 month	$19,990
Bridge	1998	2,200	January 2028	January 2028	$16,000	+ 2 months	$16,000
Highway	1998	2,200	January 2028	January 2028	$17,000	+ 2 months	$17,000
Progress C	1998	2,200	January 2028	April 2026	$21,000
				January 2028	$19,990	+ 0.5 month	$19,990
(1)	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
(3)	Gross charter rate, which does not include charter commissions.
(4)	At the option of the charterer.
(5)	Bareboat charter rate.
(6)	The newbuilding vessels were delivered in the second quarter of 2024.
(7)	The newbuilding vessels were delivered in the third quarter of 2024.
(8)	The newbuilding vessel was delivered in the fourth quarter of 2024.
(9)	The newbuilding vessel was delivered in the first quarter of 2025.
(10)	The newbuilding vessel was delivered in the fourth quarter of 2025.

The specifications of our 27 contracted container vessels under construction as of February 25, 2026, are as follows:

					Minimum
	Expected			Expected	Charter	Charter	Extension Options(3)
Hull Number	Year Built	Size (TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)	Period	Charter Rate(2)
CV5900-09	2027	6,014	Qingdao Yangfan	Q2 2027	4.8 years	$34,900	+ 4 months	$34,900
							+ 9 to 11 months	$34,900
							+ 10 to 12 months	$34,900
YZJ2023-1556	2026	8,258	Yangzijiang	Q3 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2023-1557	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1612	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1613	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1625	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1626	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1668	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
C9200-7	2027	9,200	Dalian Shanhaiguan	Q1 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-8	2027	9,200	Dalian Shanhaiguan	Q2 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-9	2027	9,200	Dalian Shanhaiguan	Q4 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-10	2028	9,200	Dalian Shanhaiguan	Q2 2028	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-11	2028	9,200	Dalian Shanhaiguan	Q3 2028	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
H2596	2027	9,200	CSSC Huangpu	Q3 2027	6 years	$48,500	+12 months	$48,500
			Wenchong				+ 28 to 32 months	$48,500
H2597	2027	9,200	CSSC Huangpu	Q4 2027	6 years	$48,500	+12 months	$48,500
			Wenchong				+ 28 to 32 months	$48,500
C7100-9(4)	2027	7,165	Dalian Shanhaiguan	Q3 2027	5 years	$38,500	+ 6 months	$38,500
							+ 34 to 38 months	$38,500
C7100-10(4)	2027	7,165	Dalian Shanhaiguan	Q3 2027	5 years	$38,500	+ 6 months	$38,500
							+ 34 to 38 months	$38,500
S1162(5)	2027	1,800	Nantong CIMC	Q4 2027	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1163(5)	2028	1,800	Nantong CIMC	Q1 2028	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1164(5)	2028	1,800	Nantong CIMC	Q2 2028	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1165(5)	2028	1,800	Nantong CIMC	Q3 2028	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1166(5)	2028	1,800	Nantong CIMC	Q4 2028	—	—	—	—
			Sinopacific
S1167(5)	2029	1,800	Nantong CIMC	Q1 2029	—	—	—	—
			Sinopacific
H2638(5)	2028	5,300	CSSC Huangpu	Q4 2028	—	—	—	—
			Wenchong
H2639(5)	2029	5,300	CSSC Huangpu	Q1 2029	—	—	—	—
			Wenchong
H2640(6)	2029	5,300	CSSC Huangpu	Q1 2029	—	—	—	—
			Wenchong
H2641(6)	2029	5,300	CSSC Huangpu	Q2 2029	—	—	—	—
			Wenchong
(1)	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	Gross charter rate, which does not include charter commissions.
(3)	At the option of the charterer.
(4)	The newbuilding containership vessels were added to our orderbook in the third quarter of 2025.
(5)	The newbuilding containership vessels were added to our orderbook in the fourth quarter of 2025.
(6)	The newbuilding containership vessels were added to our orderbook in the first quarter of 2026.

The following table describes the details of our 11 Capesize drybulk vessels as of February 25, 2026:

	Year	Capacity
Vessel Name	Built	(DWT)(1)
Genius	2012	175,580
Danaos (2)	2011	176,536
Ingenuity	2011	176,022
Achievement	2011	175,966
Valentine (3)	2011	175,125
Gouverneur (3)	2010	178,043
Integrity	2010	175,966
Peace	2010	175,858
E Trader	2009	175,886
W Trader	2009	175,879
Capesize drybulk vessel(4)	2009	182,425
(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	The vessels were delivered to us in the third quarter of 2024.
(3)	The vessel was delivered to us in the second quarter of 2024.
(4)	The vessel was agreed to be purchased on October 17, 2025, and is expected to be delivered to us in March 2026.

The following table describes the details of our four Newcastlemax drybulk vessels under construction as of February 25, 2026:

		Expected
	Capacity	Delivery
Hull Number	(DWT) (1)	Year
DJCFD010 (2)	211,000	2028
DJCFD011 (2)	211,000	2028
DJCFD016 (2)	211,000	2028
DJCFD017 (2)	211,000	2028
(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	Under construction vessels were added to our orderbook in the first quarter of 2026.

Star Bulk Carriers Corp. Shares

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE), consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million was acquired from Virage International Ltd., our related company). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, together with our subsequent open market purchases of 2,185,967 shares in 2025, we own 6,256,181 shares of common stock of Star Bulk Carriers Corp. fair valued at $120.2 million as of December 31, 2025. We recognized a $29.5 million gain on marketable securities and dividend income on these securities amounting to $1.7 million in the year ended December 31, 2025.

Strategic Partnership with Glenfarne Group - Alaska LNG Project

In January 2026, we entered into a strategic partnership with Glenfarne Group LLC (“Glenfarne Group”) to advance the Alaska LNG Project, which consists of (1) a $50 million development capital equity investment by us in Glenfarne Alaska Partners LLC and (2) our designation as the preferred tonnage provider to construct and operate at least six LNG carriers to deliver LNG to global customers for Glenfarne Alaska LNG, LLC, majority owner and developer of the Alaska LNG Project.

Glenfarne is developing the Alaska LNG Project in two financially independent phases to accelerate project execution. Phase One consists of a 765-mile, 42-inch pipeline to transport natural gas from Alaska’s North Slope to meet Alaska’s domestic energy needs. Phase Two will add the LNG liquefaction terminal and related infrastructure to export 20 million tonnes per annum (MTPA) of LNG.

Glenfarne became lead developer of Alaska LNG in March 2025. Since then, Glenfarne has secured preliminary commercial commitments from leading LNG buyers in Japan, Korea, Taiwan, and Thailand for 11 MTPA of LNG, and strategic partnerships that also include Baker Hughes and POSCO International. Glenfarne owns 75% of Alaska LNG and the Alaska Gasline Development Corporation owns 25%.

Charterers

As the container shipping industry has grown, the major liner companies have contracted for additional containership capacity, to supplement the containerships owned by them directly. As of February 25, 2026, our diverse group of customers in the containership sector included CMA CGM, MSC, Hapag Lloyd, COSCO, PIL, Maersk, ONE, Sealead, OOCL, Samudera, Interasia Lines, Yang Ming and ZIM.

The containerships in our fleet are primarily deployed under multi-year, fixed-rate charters having initial terms up to 18 years. These charters expire at staggered dates ranging from less than one year to 2032 (including time charters for our newbuilding container vessels). The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs, other than brokerage and address commissions paid by us, and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

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

We currently intend to charter our drybulk vessels primarily on short-term time charters and voyage charters, and accordingly we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for drybulk vessels. Spot market charters generate revenues that are less predictable, but may enable us to achieve increased profit margins during periods of high rates in the charter market and can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. Our Capesize bulk carriers generated revenue from short-term time charters and voyage charter agreements from 19 customers and 14 customers in the years ended December 31, 2025 and 2024, respectively. Under voyage charter agreements, the customers generally specify a minimum amount of cargo to be transported for a defined rate between the ports. Under voyage charter agreements, all voyage expenses and vessel operating expenses are borne and paid by us. Voyage expenses consist primarily of port and canal charges, bunker (fuel) expenses, agency fees, address commissions and brokerage commissions related to the voyage.

Management of Our Fleet

Our chief executive officer, chief operating officer, chief financial officer and chief commercial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping and its affiliate Danaos Chartering, which are each ultimately owned by DIL, which is affiliated with our Chief Executive Officer. We have a management agreement pursuant to which Danaos Shipping and its affiliates provide us and our subsidiaries with technical and administrative services and, until February 2025, certain commercial services. From 2025, pursuant to a brokerage services agreement Danaos Chartering provides us with certain commercial services, including chartering and sale and purchase brokerage services, previously provided by Danaos Shipping. Our Manager and Danaos Chartering report to us and our board of directors through our chief executive officer, chief operating officer, chief financial officer and chief commercial officer, each of which is appointed by our board of directors.

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

Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece, Russia, as well as in Odessa, in Ukraine and in Zanzibar, Tanzania and we assume directly all related crewing, technical and other costs in our operating expenses. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels. Due to the war in Ukraine, Danaos Shipping also cooperates with external crew agencies in order to hire and employ seafarers from Egypt, Ghana, Ethiopia, China, Myanmar and Philippines.

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

Danaos Shipping provides us with administrative and technical management services under a management agreement. Danaos Chartering provides us with certain commercial services under a brokerage services agreement. Under the management agreement we will pay Danaos Shipping the following fees for 2026: (i) an annual management fee of $2.5 million and 100,000 shares of our common stock, payable annually in the fourth quarter, (ii) a daily vessel management fee of $550 for vessels on bareboat charter, for each calendar day we own each vessel, (iii) a daily vessel management fee of $1,100 for vessels on time charter or voyage charter, for each calendar day we own each vessel, and (iv) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff. Under the brokerage services agreement, we will pay to Danaos Chartering the following fees in 2026: (i) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel and (ii) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts. The terms of the management agreement and brokerage services agreement expire on December 31, 2026, and automatically extend for additional 12-month terms, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term. For each subsequent 12-month term, the fees and commissions will be set at a mutually agreed upon rate between us and Danaos Shipping or Danaos Chartering, respectively, no later than 30 days prior to the commencement of the applicable subsequent term.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing containership services comes from a number of experienced shipping companies, including both independent tonnage providers and liner companies operating their own vessels. The containership charter market has undergone significant consolidation in recent years. As of 2025, the ten largest global liner companies account for approximately 86% of total liner fleet capacity, compared to twenty major liner companies operating in 2015, and mainlane trades are currently served by three principal alliances. This consolidation provides liner companies with greater negotiating leverage in charter negotiations and may reduce the overall demand for chartered-in tonnage.

In addition, liner companies have progressively increased the proportion of their total fleet capacity that is directly owned rather than chartered-in from independent tonnage providers. This trend, if it continues, could reduce the pool of available charter opportunities for companies such as ours and increase competitive pressure on charter rates. The containership sector is further characterized by a significant volume of newbuilding deliveries. The industry orderbook-to-fleet ratio stood at approximately 35.4% as of January 2026, with the highest concentration of newbuildings in the segment for vessels over 12,000 TEU. This level of new supply, if not offset by sufficient demand growth, could increase competitive pressure on charter rates and vessel utilization.

The nature of the containership sector is such that significant time is necessary to develop the operating expertise and build a professional reputation in order to obtain and retain customers. We focus principally on larger TEU capacity containerships in the 2,200 to 13,200 TEU range, which we believe serve as the workhorses of long-distance container trades and provide increased flexibility and more stable cash flows compared to smaller TEU capacity vessels. We believe our large fleet, combined with our long-established business relationships and long-term contracts, provide us with an important competitive advantage in the containership business.

We expect our drybulk vessel business will fluctuate in line with the main patterns of trade of the major drybulk cargoes and vary according to changes in the supply and demand for these items. The drybulk sector is characterized by relatively low barriers to entry and highly fragmented vessel ownership. We compete with other owners of Capesize class drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and the size, age, location and condition of the vessel. The Capesize market is particularly sensitive to changes in Chinese iron ore and coal import volumes, as well as the development of new bulk commodity export sources such as Guinea bauxite, all of which affect the balance of supply and demand for Capesize vessel capacity.

Crewing and Employees

We directly employ our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Chief Commercial Officer. As of December 31, 2025, 4,116 people served on board the vessels in our fleet and 282 people provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. In addition, Danaos Shipping, our Manager, is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels and is reimbursed by us for all crew wages and other crew related expenses. We are not responsible for the compensation of shore-based employees of our Manager or Danaos Chartering. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by Lloyd’s Register of Shipping, Bureau Veritas, NKK, DNV, American Bureau of Shipping (ABS) and the Korean Register of Shipping.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects (FFO) and actual or constructive total loss for all of our vessels. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel.

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

Our P&I insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per event. Our P&I Excess war risk coverage limit is $500.0 million, with a sub - limit of $125.0 million in respect of Russian, Ukrainian and Belarus waters and in respect of certain war and terrorist risks and the liabilities arising from bio-chemical etc., the limit is $30.0 million. For passengers and seaman risks, the limit is $3.0 billion, with a sub-limit of $2.0 billion for passenger claims only. The twelve P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, that is a member of the International Group, we will be subject to calls payable to the associations based inter-alia on the International Group’s claim records, as well as the individual claims’ records of all other members of the analogous individual associations and their performance. If our insurance providers are not able to obtain reinsurance for port calls in Iran, due to continuing U.S. primary sanctions applicable to U.S. persons facilitating transactions involving Iran, we may have to pay additional premiums with respect to any port calls that our charterers direct our vessels to make in Iran.

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

Additionally, more stringent emission standards apply in coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”) as Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic ECAs to include all coastal waters within 12 nautical miles of the mainland. Effective from January 1, 2022, all vessels entering Korean ports are prohibited from consuming marine fuel with sulfur content exceeding 0.5% cap and are prohibited from consuming maritime fuel with sulfur content exceeding 0.1% cap in the SOx ECAs. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, are being enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution agreed to support the designation of a new ECA in the Mediterranean. The Mediterranean Sea ECA for SOx and Particulate Matter was approved at MEPC 78 and was formally designated during MEPC 79 in December 2022. MEPC 79 designated the Mediterranean Sea as an ECA for SOx and particulate matter, under MARPOL Annex VI. The amendment became effective on May 1, 2024, with the new limit taking effect on May 1, 2025. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on an illustration of a possible draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. In April 2025, during its 83rd session (MEPC 83), the International Maritime Organization (IMO) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions), based on a global fuel standard requiring ships to reduce their annual greenhouse gas fuel intensity (GFI) using a “Base Target” and a “Direct Compliance Target” at which ships would be eligible to earn “surplus units”, and requiring ships emitting above GFI thresholds to acquire remedial units to balance their deficit emissions. In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14–17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.

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

The amended EU ETS Directive has applied to cargo and passenger ships of 5,000GT and above since January 1, 2024, and applies to 100% of carbon emissions from voyages between EU ports and 50% of carbon emissions from voyages between an EU port and a non-EU port. The EU ETS is a ‘cap and trade’ system, where participants purchase allowances via an auction process (or via allocation free of charge), for the purpose of retiring sufficient allowances each year to comply with EU ETS. Surplus allowances can be traded with other participants on a secondary market. An allowance entitles the holder to emit one tonne of CO2 and each year participants must surrender the requisite amount of allowances corresponding to their verified annual of qualifying emissions (monitored, reported and verified in accordance with the MRV (which was also amended in 2023) for the previous reporting calendar year or face paying a financial penalty plus the balance of outstanding allowances. The responsible party is obliged to surrender allowances in accordance with a phase in period: 40% in 2025 for verified emissions relating to the reporting period of 2024, 70% in 2026 for verified emissions relating to the reporting period of 2025 and 100% in 2027 (and every year after) for verified emissions relating to the reporting period of 2026. However, from 2026 qualifying GHG emissions will include nitrous oxides and methane in addition to carbon emissions. The EU ETS provides for means by which the party responsible for compliance costs (which is usually the shipowner, but may be another entity that has assumed responsibilities under the ISM Code and to whom responsibility under EU ETS has been mandated in writing) can request reimbursement from those entities who, pursuant to an underlying physical contract, have contracted to purchase and supply fuel to the vessel or otherwise have assumed operational control of the ship, such as the charterers, for costs in relation to compliance with the EU ETS. It is not expected that compliance with such regulations will have a material effect on the operation or financial viability of our business as we pass on the costs of EU ETS compliance (the polluter pays principle) to charterers under contractual arrangements, for our vessels under time charters.

On January 31, 2020, the UK withdrew from the EU and has become an independent sovereign nation. Although the UK is no longer part of the EU MRV regime, the EU Regulation which established that regime (Regulation (EU) 2015/757) was retained in domestic law under the EU (Withdrawal) Act 2018, subject to amendments needed to make it operable in a UK-only context. As such the UK MRV regime is an identical monitoring reporting and verification system to the EU regulation that applies to voyages between two UK ports, voyages between a UK and non-EEA port and emissions generated at a UK port. The rest of the compliance obligations remained identical as the EU MRV regime. Moreover, as a result of the UK’s withdrawal from the EU, the UK Emissions Trading Scheme (UK ETS) replaced the UK’s participation in the European Union Emissions Trading Scheme on January 1, 2021. From July 1, 2026, the UK ETS covers maritime vessels of 5,000+ gross tonnage (GT) operating between UK ports, and requires reporting and verification of carbon, methane and nitrous oxide emissions. The expansion of the UK ETS to international voyages is under consideration.

The Fuel EU Maritime Regulation entered into force on January 1, 2025 and sets an annual GHG intensity limit on maritime fuels and other energy used on board vessels above 5,000GT that transport cargo or passengers, arriving at or departing from EU ports. Under FuelEU Maritime the entity with responsibility for the vessel under the ISM Code; (the technical ship manager) is required to: (1) comply with the annual GHG intensity limit for fuel and energy set by FuelEU Maritime (requiring the monitoring and recording of emissions on an annual basis (each year a “Reporting Period”), on a Well-To-Wake (“WtW”) basis), confirmed by the recording of a verified annual compliance balance on the FuelEU Database before May 1st of the following year (the “Verification Period”); (2) from 2030, comply with provisions relating the mandatory use of onshore power supply for passenger and container vessels; and (3) where it is established that the uptake of renewable fuels of non-biological origin (“RFNBO”) for the Reporting Period 2031 is less than 1% across the shipping sector, comply with a sub-target of RFNBOs to be used on board equal to 2% of its yearly energy consumption, from 2034 onwards. For the purpose of monitoring and recording, WtW emissions for voyages are counted in the same way as those for the EU ETS (see above).Starting from 2026 calendar year for the 2025 reporting period and thereafter for every subsequent reporting period, the following key stages are required during each Verification Period: By January 31st, each company must provide its verifier with a ship-specific FuelEU Report containing ship and voyage-related information in respect of the recent Reporting Period. By March 31st the verifier must calculate and notify the company of the yearly average GHG intensity of the energy used on board the ship, the ship’s compliance balance, and other information. Before May 1st the verifier must record each company’s verified GHG intensity compliance balance on the FuelEU Database. Companies whose verified compliance balance does not meet the annual GHG intensity limit (“Deficit Vessels”), are subject to a penalty of EUR 2,400 per tonne of VLSFO energy equivalent, in respect of any negative balance (a “Compliance Deficit”), payable by 30 June of the Verification Period. By the same date the verifier will issue a FuelEU Document of Compliance (“DOC”) to all vessels that do not have a compliance Deficit, or have paid any Penalty owed, which will remain valid for 18 months or until the next DOC is issued, whichever is earlier. To facilitate compliance, between 31 March and 30 April FuelEU Maritime allows companies to make use any of three flexibility mechanisms (and more than one, where compatible): (1) borrowing (whereby Deficit Vessels may borrow compliance surplus from the following Reporting Period, in exchange for a multiplier to the Compliance Deficit in the year from which Surplus was borrowed); (2) banking, where by compliant Vessels (“Surplus Vessels”), may transfer any excess positive balance (“Compliance Surplus”), for use in the next Reporting Period; and (3) pooling, whereby Surplus Vessels can transfer Compliance Surplus to Deficit Vessels, subject to ensuring that the pool formed, as a whole, is compliant. Unlike EU ETS, no direct statutory recourse exists for the company against time charterer (or other entity ultimately responsible for the purchase of the of the fuel or commercial operation of the ship), under FuelEU Maritime. Instead, if the company wishes to pass costs of FuelEU Maritime down to the operator of the vessel, this must be achieved by contractual arrangements (in both time and voyage charterparties), requiring (in most cases) amendments to contracts. The Company has entered into contractual arrangements, in time charter contracts to pass down to charterers the costs and liabilities arising under FuelEU Maritime.

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

Overview

Our business is to provide international seaborne transportation services by operating vessels in the containership and drybulk sectors of the shipping industry. As of February 25, 2026, we had a fleet of 75 containerships aggregating 477,491 TEUs, 27 under construction containerships aggregating 174,550 TEUs, 11 Capesize bulk carriers, including one scheduled to be delivered to us in March 2026, aggregating 1,943,286 DWT and four under construction Newcastlemax drybulk carriers with an approximate aggregate capacity of 844,000 DWT.

We primarily deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters, although in weaker containership charter markets we charter more of our vessels on shorter term charters so as to be able to take advantage of any increase in charter rates. As of February 25, 2026, 73 of the 75 containerships in our fleet were employed on time charters, of which two expire in 2026, and two containerships were employed on bareboat charters. Our containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business strategies. As of February 25, 2026, these customers included CMA CGM, MSC, Hapag Lloyd, COSCO, PIL, Maersk, ONE, Sealead, OOCL, Samudera, Interasia Lines, Yang Ming and ZIM. We operate our drybulk carriers in the spot market, on short-term time charters and voyage charters.

The average number of container vessels in our fleet for the years ended December 31, 2025, 2024 and 2023 was 74.1, 70.2 and 68.1, respectively. The average number of drybulk vessels in our fleet for the years ended December 31, 2025, 2024 and 2023 was 10.0, 8.6 and 1.1, respectively.

Our Manager

Our operations are managed by Danaos Shipping, our Manager, and its affiliate Danaos Chartering under the supervision of our officers and our board of directors. We believe our Manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have management agreements pursuant to which our Manager and its affiliates provide us and our subsidiaries with technical and administrative services and Danaos Chartering provides us with certain commercial services. The terms of these agreements expire on December 31, 2026 (subject to certain termination rights described in “Item 7. Major Shareholders and Related Party Transactions”), and thereafter extend for additional 12-month terms unless six months’ notice of non-renewal is provided by either party. Our Manager and Danaos Chartering are ultimately owned by DIL, which is also our largest stockholder.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

●	Number of Vessels in Our Fleet. The number of vessels in our fleet, and their TEU capacity for containerships or DWT capacity for drybulk vessels, is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. From time to time we have sold, generally older, vessels in our fleet, including one 2,200 TEU vessel in 2024. We re-entered the drybulk sector in 2023 and we had an average of 1.1, 8.6 and 10.0 drybulk vessels in our fleet in 2023, 2024 and 2025, respectively, while we currently have, on a fully delivered basis, 11 Capesize drybulk carriers. In early 2026, we further expanded our drybulk presence by ordering four Newcastlemax bulk carriers scheduled for delivery in 2028 for an aggregate purchase price of $297.3 million. Since the beginning of 2022, we have ordered 35 newbuilding containerships with 232,948 TEUs aggregate capacity, eight of which have been delivered to us, for an aggregate purchase price of $2.7 billion.
●	Charter Rates. Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership and drybulk vessels capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by our charterers and economic conditions in the industries which use our charterers, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy many of our containerships make us less susceptible to cyclical containership charter rates than vessels operated on short-term time charters or voyage charters such as our Capesize bulk carriers, we are exposed to varying charter rate environments when our chartering arrangements expire or we lose a charter, such as occurred with the charter cancellations by Hanjin Shipping in 2016, and we seek to deploy our vessels under new charters. The staggered maturities of our containership charters also reduce our exposure to any stage in the shipping cycle. As of February 25, 2026, the charters for two of our containerships are scheduled to expire in 2026 and 21 in 2027. Charter rate levels for containerships generally improved in 2024 and remained at relatively high levels throughout 2025 and in early 2026, however, to the extent charter rates are at levels lower than were prevailing when we entered into expiring charters, we may have to re-charter these vessels for rates lower than the level of their current charter rates.

Our Capesize drybulk carriers are principally deployed on spot market charters, which generate revenues that are less predictable, but may enable us to achieve increased profit margins during periods of high rates in the charter market and can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. The Baltic Capesize 5TC average rate for full-year 2025 was approximately $21,151 per day, modestly below the 2024 full-year average of approximately $22,493 per day, but materially above the 2023 full-year average of approximately $16,609 per day. Capesize rates were at relatively subdued levels through much of the first three quarters of 2025, before strengthening materially in the fourth quarter of 2025, supported by the bunching of Australian iron ore export cargoes, steady growth in Brazilian iron ore exports and the continued expansion of bauxite shipments from Guinea, which collectively drove Capesize tonne-mile growth of approximately 7.2% year-on-year in Q4 2025. Rates eased from their December 2025 peak but remained at firm levels heading into early 2026.

●	Utilization of Our Fleet. Due to the multi-year charters under which they are often operated, our container vessels have consistently been deployed at high levels of utilization. During 2025, our container vessels fleet utilization was 98.2%, compared to 97.2% in 2024, and 97.7% in 2023. Fleet utilization for our drybulk vessels, which are deployed in the spot market, was 98% for the year ended December 31, 2025, 87% for the year ended December 31, 2024 and 80.8% for the year ended December 31, 2023. In addition, the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were 44, 198 and 92 total off-hire days for our container vessels fleet during the years ended December 31, 2025, 2024 and 2023, respectively, other than for scheduled drydockings and special surveys. In addition, there were 16, 33 and nil total off-hire days for our drybulk vessels fleet during the years ended December 31, 2025, 2024 and 2023, respectively, other than for scheduled drydockings and special surveys. An increase in annual off-hire days could reduce our utilization. We currently expect to drydock approximately 11 of our vessels in 2026. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes, or we are not able to achieve high utilization of our drybulk vessels, our financial results would be affected.
●	Expenses. Our ability to control our fixed and variable expenses, including those for port and bunker expenses, commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

In addition to those factors described above affecting our operating results, our net income is significantly affected by our financing arrangements, including any interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future. See “—Liquidity and Capital Resources.”

The following table presents the contracted utilization of our fleet of operating container vessels and of our newbuilding container vessels, scheduled for delivery in 2026 through 2029, as of December 31, 2025:

	2026	2027-2028	2029-2030	2031-2038	Total
Number of vessels available for re-employment in the respective period (1)	2	49	24	25	100
TEU’s on vessels available for re-employment in the respective period	8,068	319,584	137,681	176,108
Contracted operating days (2)	27,196	44,272	24,796	22,395
Total operating days (2)	27,340	60,943	66,726	233,900
Contracted operating days/Total operating days	99.5%	72.6%	37.2%	9.6%
(1)	Refers to the incremental number of our 75 operating container vessels and all 25 newbuilding container vessels (as of December 31, 2025) available in the respective periods, including 21 newbuilding container vessels with arranged time charters and four newbuilding container vessels for which no charter arrangements are currently in place. Excludes our drybulk vessels which we generally operate on short term time charters or voyage charters.
(2)	Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the amount of operating days above. Total operating days also include our 25 newbuilding vessels (as of December 31, 2025) from the expected scheduled delivery date to us in 2026 through 2029.

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

Revenues from multi-year period charters of our containerships comprised a substantial portion of our revenues for the years ended December 31, 2025, 2024 and 2023. The revenues relating to our multi-year charters will be affected by any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter or fail to perform at existing contracted rates. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we employ our Capesize bulk carriers under voyage charter agreements under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses. In 2025, we generated $46.6 million (2024: $47.0 million) of revenue from voyage charter agreements and $40.4 million (2024: $30.0 million) of revenue from short-term time charter agreements of our Capesize bulk carriers.

In May 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our containerships, representing partial prepayment of charter hire payable up to January 2027. See “Note 9. Lease Arrangements-Charters-out” in our audited consolidated financial statements contained elsewhere in this report. Our future expected minimum charter hire payments as of December 31, 2025, based on contracted charter rates, from our non-cancellable time charter and bareboat charter arrangements for our containerships is shown in the table below. Although these expected future minimum payments are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable or unwilling to make charter payments to us, our results of operations and financial condition will be materially adversely affected. See “Item 3. Key Information—Risk Factors—We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.”

Future Minimum Payments from Charters as of December 31, 2025(1)

(Amounts in millions of U.S. dollars)

Number of Vessels	2026	2027-2028	2029-2030	2031-2038	Total
96	$945.8	$1,602.0	$914.7	$690.9	$4,153.4
(1)	Refers to contracted future minimum payments expected to be received under non-cancellable time charter and bareboat charter agreements for our 75 operating container vessels and 21 of our 25 newbuilding container vessels for which time charters have been arranged. The remaining four newbuilding container vessels as of December 31, 2025 are excluded as they do not yet have time charters arranged, as are newbuilding vessels ordered subsequent to December 31, 2025. Annual calculations are based on an assumed 364 revenue days per annum at the contracted charter rates, with newbuilding vessels assumed to be delivered on their respective contracted delivery dates. Although these contracted future minimum payments reflect contractual charter rates, all contracts are subject to performance by the counterparties and by us. In addition to the contracted minimum payments reflected in the above table, a charter hire prepayment of $238.9 million received in May 2022 in respect of 15 of our containerships is being recognized as revenue over the remaining term of the applicable charter party agreements through January 2027; such prepayment is not reflected in the contracted minimum payments in the table above.

Of our 75 containerships, as of the date of this report, two of our vessels are employed on time charters expiring in 2026 and 21 on time charters expiring in 2027. Our drybulk vessels are operating on short term charters. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, as spot rates may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Our drybulk carriers generated revenue from short-term time charter agreements and voyage charter agreements from 19 customers and 14 customers in the years ended December 31, 2025 and December 31, 2024, respectively. Under voyage charter agreements, the customers generally specify a minimum amount of cargo to be transported for a defined rate between the ports. Under voyage charter agreements, all voyage expenses and vessel operating expenses are borne and paid by us. The voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since we retain control over the operations of our vessel and are therefore considered service contracts. We account for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the services that will be transferred to the charterer. Demurrage income, which represents a form of variable consideration when loading or discharging time exceeds the stipulated time in the voyage charter agreement, is included in voyage revenues and was immaterial in the years ended December 31, 2023, December 31, 2024 and December 31, 2025. The majority of revenue from voyage charter agreements is usually collected in advance. We determined that there is one single performance obligation for each of our voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, we concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the vessel’s performance as we perform. Therefore, since our performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Amortization of Time Charters Assumed on Acquisition of Vessels

Eleven of our container vessel additions in 2021 were acquired with attached time charter agreements, which were below market terms prevailing at their acquisition date. As the present value of the contractual cash flows of these time charter agreements assumed was lower than its current fair value, the difference was recorded as unearned revenue. Such liabilities are amortized as an increase in revenue over the period of each time charter assumed. Amortization of these time charter agreements resulted in an increase of our revenue by nil, $4.5 million and $21.2 million in the years ended December 31, 2025, 2024 and 2023, respectively. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for the similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on our weighted average cost of capital close to the acquisition date and the estimated average off-hire rate.

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

From time to time, in accordance with industry practice and in respect of the charters for our container vessels we pay brokerage commissions of 1.03% up to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of 2.0% up to 5.0% to a limited number of our charterers. In each of the years ended December 31, 2025, 2024 and 2023, we paid a fee to Danaos Chartering or Danaos Shipping, as applicable, of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. In 2026, this fee will remain at 1.25%, payable to Danaos Chartering under our brokerage services agreement.

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

Under voyage charters and time charters, we pay for vessel operating expenses. Under bareboat charters, such as those on which we charter two containerships in our fleet, our charterers bear substantially all vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

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

Impairment Loss

There was no impairment loss in the years ended December 31, 2025, 2024 and 2023. See “Critical Accounting Estimates—Impairment of Long-lived Assets.”

Depreciation

We depreciate our vessels on a straight-line basis over their estimated remaining useful economic lives. We estimate the useful lives of our containerships to be 30 years and of our drybulk carriers to be 25 years from the year built. Depreciation is based on cost, less the estimated scrap value of $300 per ton for all vessels.

General and Administrative Expenses

We paid Danaos Shipping the following management fees for 2025 and 2024: (i) an annual management fee of $2.0 million, which annual management fee will be $2.5 million for 2026, and 100,000 shares of common stock payable in the fourth quarter, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, for each calendar day we own each vessel, which fee will be $550 for 2026, and (iii) a daily vessel management fee of $950 for vessels on time charter or voyage charter, for each calendar day we own each vessel, which fee will be $1,100 for 2026. In 2023 we paid Danaos Shipping: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, for each calendar day we owned each vessel, and (iii) a daily vessel management fee of $850 for vessels on time charter or voyage charter, for each calendar day we owned each vessel. See “Note 11 Related Party Transactions” to our audited consolidated financial statements included elsewhere in this annual report.

In each of the years ended December 31, 2025, 2024 and 2023, we also recognized non-cash share-based expenses of $6.3 million in respect of 100,000 shares of common stock issued to the Manager as part of the management fees payable under our management agreement. Our executive officers received an aggregate of $2.6 million (€2.3 million), $2.5 million (€2.3 million) and $2.2 million (€2.0 million) in cash compensation for the years ended December 31, 2025, 2024 and 2023, respectively, and for the year ended December 31, 2025, the Company distributed an additional $4.8 million as a one-off discretionary cash bonus to its executive officers. We also recognized non-cash share-based compensation expense in respect of awards to our executive officers of $9.8 million, $8.2 million and $6.3 million in the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, projected periodic benefit cost of executive retirement plan amounting to $0.8 million, $0.7 million and $0.6 million was recognized in the years ended December 31, 2025, 2024 and 2023, respectively, and an additional projected periodic benefit cost of $1.1 million is also expected to be recognized in the year ending December 31, 2026. See “Note 19 Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

Furthermore, general and administrative expenses include audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance, stock exchange fees and other general and administrative expenses.

Other (Expenses)/Income, Net

In the years ended December 31, 2025, 2024 and 2023, we recorded net other expense of $1.2 million, net other income of $2.2 million and net other expense of $0.8 million, respectively. The other expenses/income, net in the year ended December 31, 2024 mainly consisted of $2.1 million income of cash collections from the bankruptcy trustee of Hanjin Shipping as a partial payment of common benefit claim.

Interest Expense, Interest Income and Other Finance Expenses

We have incurred interest expense on outstanding indebtedness under our credit facilities and Senior Notes which we included in interest expense. We also incurred financing costs in connection with establishing those facilities, which are included in other finance expenses. Further, we earn interest on cash deposits in interest bearing accounts, which we include in interest income. We expect to incur additional interest expense in future periods as we increase our level of borrowings to finance a portion of the purchase price of our contracted newbuildings and potentially future acquisitions and investments. To the extent prevailing interest rates increase, we expect this would further increase our interest expenses, as borrowings under our credit facilities are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

Gain/(Loss) on Investments

In June 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of Eagle Bulk Shipping Inc. (“EGLE”), for $68.2 million (out of which $24.4 million was acquired from Virage International Ltd., our related company). Following the stock-for-stock merger of EGLE with Star Bulk completed on April 9, 2024, we owned 4,070,214 shares of common stock of Star Bulk, subsequently acquired 2,185,967 additional shares through open market purchases in 2025 and currently own 6,256,181 shares of common stock of Star Bulk. As of December 31, 2025 and 2024, these marketable securities were fair valued at $120.2 million and $60.9 million, respectively. We recognized a $29.5 million gain, a $25.2 million loss and a $17.9 million gain on these marketable securities in the years ended December 31, 2025, 2024 and 2023, respectively.

Dividend Income

In the years ended December 31, 2025, 2024 and 2023, we recognized $1.7 million, $9.3 million and $1.0 million of dividend income on Star Bulk and EGLE marketable securities, respectively.

Loss on Debt Extinguishment, net

The loss on debt extinguishment of $2.5 million in the year ended December 31, 2025 related to our early extinguishment of debt. We did not recognize any gain or loss on debt extinguishment in 2024. The loss on debt extinguishment of $2.3 million in the year ended December 31, 2023 resulted from an early extinguishment of our leaseback obligations.

Loss on equity investments

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents our 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. In 2024 and 2025, the Company provided CTTC with aggregate loan funding of $2.1 million bearing interest at SOFR plus 2.0% and maturing on December 31, 2025. On October 3, 2025, the facility was amended and restated to provide an additional $0.4 million, bringing total loan funding to $2.5 million, with the same interest rate and a maturity date of December 31, 2026. Our share of CTTC’s initial expenses amounted to $1.0 million, $1.6 million and $4.0 million in the years ended December 31, 2025, 2024 and 2023, respectively, and is presented under “Loss on equity investments” in the consolidated statements of income.

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

We evaluated whether the previously hedged forecasted interest payments prior to June 30, 2012 are probable of occurring within the originally specified time period and concluded that such payments remain probable of occurring. Accordingly, the unrealized loss balance associated with the previously designated cash flow interest rate swaps remains in accumulated other comprehensive loss and is reclassified into earnings on an annual basis as the underlying hedged interest payments are recognized. An amount of $3.6 million was reclassified from Accumulated Other Comprehensive Loss into earnings for each of the years ended December 31, 2025, 2024 and 2023, representing amortization of deferred realized losses on cash flow hedges over the depreciable life of the vessels.

Income taxes

We recorded income taxes of nil in each the years ended December 31, 2025, 2024 and 2023.

Results of Operations

The following table presents selected consolidated financial and other data of Danaos Corporation and its consolidated subsidiaries for each of the years in the three year period ended December 31, 2025. The selected consolidated financial data of Danaos Corporation as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 is derived from our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the consolidated balance sheets at December 31, 2025 and 2024, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year ended December 31,
	2025	2024	2023

	In USD thousands, except per share amounts
	and other data
STATEMENT OF INCOME
Operating revenues	1,042,456	1,014,110	973,583
Operating expenses, net	(543,690)	(473,226)	(392,922)
Income from operations	498,766	540,884	580,661
Total other income/(expenses), net	(4,152)	(35,811)	(4,362)
Income taxes	—	—	—
Net income	494,614	505,073	576,299
PER SHARE DATA
Basic earnings per share of common stock	$26.83	$26.15	$28.99
Diluted earnings per share of common stock	$26.76	$26.05	$28.95
Basic weighted average number of shares (in thousands)	18,432	19,316	19,879
Diluted weighted average number of shares (in thousands)	18,480	19,385	19,904
Dividends declared per share	$3.45	$3.25	$3.05
CASH FLOW DATA
Net cash provided by operating activities	644,753	621,750	576,292
Net cash used in investing activities	(325,696)	(650,789)	(338,528)
Net cash provided by/(used in) financing activities	264,851	210,614	(233,623)
Net increase in cash and cash equivalents	583,908	181,575	4,141
OTHER DATA
Number of containerships at year end	75	73	68
TEU capacity of containerships at year end	477,491	465,463	421,293
Number of Capesize bulk carriers at year end	10	10	7
DWT capacity of Capesize bulk carriers at year end	1,760,861	1,760,861	1,231,157

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

The following table summarizes our selected financial information for the year ended December 31, 2025, by segment (in USD in thousands):

	Container vessels	Dry bulk vessels
Income Statement Metrics for the year ended December 31, 2025	segment	segment	Total

	(in ‘000s of US$)
Operating revenues	$955,433	$87,023	$1,042,456
Voyage expenses	(35,741)	(27,320)	(63,061)
Vessel operating expenses	(180,847)	(27,932)	(208,779)
Depreciation	(150,075)	(13,291)	(163,366)
Amortization of deferred drydocking and special survey costs	(35,114)	(8,960)	(44,074)
Interest income (excluding interest income from investments in affiliates)	19,413	2	19,415
Interest expense	(42,842)	—	(42,842)
Other segment items(1)	(69,281)	(6,169)	(75,450)
Net Income per segment	$460,946	$3,353	$464,299
Gain on investments, dividend income, interest income from investments in affiliates and loss on equity investments			30,315
Net Income			$494,614
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other (expenses)/income, net and loss on derivatives.

	Container vessels	Dry bulk vessels
Balance Sheet Metrics as of December 31, 2025	segment	segment	Total

	(in ‘000s of US$)
Total Assets per segment	$4,717,465	$275,965	$4,993,430
Marketable Securities (1)			120,244
Receivable from affiliates (1)			256
Total Assets			$5,113,930
(1)	Reflected under “Other current assets” in the Consolidated Balance Sheet.

The following table summarizes our selected financial information for the year ended December 31, 2024, by segment (in USD in thousands):

	Container vessels	Dry bulk vessels
Income Statement Metrics for the year ended December 31, 2024	segment	segment	Total

	(in ‘000s of US$)
Operating revenues	$937,077	$77,033	$1,014,110
Voyage expenses	(32,481)	(31,620)	(64,101)
Vessel operating expenses	(162,192)	(23,532)	(185,724)
Depreciation	(137,823)	(10,521)	(148,344)
Amortization of deferred drydocking and special survey costs	(27,167)	(1,994)	(29,161)
Net gain on disposal/sale of vessels	8,332	—	8,332
Interest income (excluding interest income from investments in affiliates)	12,843	—	12,843
Interest expense	(26,185)	—	(26,185)
Other segment items(1)	(54,275)	(4,937)	(59,212)
Net Income per segment	$518,129	$4,429	$522,558
Loss on investments, dividend income, interest income from investments in affiliates and loss on equity investments			(17,485)
Net Income			$505,073
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other (expenses)/income and loss on derivatives.

	Container vessels	Dry bulk vessels
Balance Sheet Metrics as of December 31, 2024	segment	segment	Total

	(in ‘000s of US$)
Total Assets per segment	$4,006,268	$276,207	$4,282,475
Marketable Securities (1)			60,850
Receivable from affiliates (1)			329
Total Assets			$4,343,654
(1)	Reflected under “Other current assets” in the Consolidated Balance Sheet.

Year ended December 31, 2025 compared to the year ended December 31, 2024

During the year ended December 31, 2025, Danaos had an average of 74.1 container vessels and 10 drybulk vessels compared to 70.2 container vessels and 8.6 drybulk vessels during the year ended December 31, 2024. Our container vessels utilization for the year ended December 31, 2025 was 98.2% compared to 97.2% in the year ended December 31, 2024. Our drybulk vessels utilization for the year ended December 31, 2025 was 98.0% compared to 87.0% in the year ended December 31, 2024.

Operating Revenues

Operating revenues increased by 2.8%, or by $28.4 million, to $1,042.5 million in the year ended December 31, 2025 from $1,014.1 million in the year ended December 31, 2024.

Operating revenues of our container vessels segment increased by 2.0%, or by $18.3 million, to $955.4 million in the year ended December 31, 2025 from $937.1 million in the year ended December 31, 2024, analyzed as follows:

●	$60.1 million increase in revenues as a result of newbuilding containership vessel additions in the year ended December 31, 2025 compared to the year ended December 31, 2024;
●	$5.0 million increase in revenues as a result of higher fleet utilization in the year ended December 31, 2025 compared to the year ended December 31, 2024;
●	$29.7 million decrease in revenues as a result of lower charter rates in the year ended December 31, 2025 compared to the year ended December 31, 2024;
●	$16.9 million decrease in revenues due to lower non-cash revenue recognition in accordance with US GAAP in the year ended December 31, 2025 compared to the year ended December 31, 2024;
●	$0.2 million decrease in revenues due to the disposal of one containership vessel in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Operating revenues of our drybulk vessels segment increased by 13.0%, or by $10.0 million, to $87.0 million in the year ended December 31, 2025, compared to $77.0 million of revenues in the year ended December 31, 2024, analyzed as follows:

●	$13.0 million increase in revenues as a result of dry bulk vessel acquisitions in the year ended December 31, 2025 compared to the year ended December 31, 2024; and
●	$3.0 million net decrease in revenues as a result of an increase in the deployment of our drybulk vessels through time charter contracts instead of voyage charter contracts between the two periods. Drybulk fleet utilization improved to 98% for 2025 from 87% in 2024 and the Time Charter Equivalent rate improved to $18,175 per day in 2025 from $18,147 per day in 2024.

Voyage Expenses

Voyage expenses decreased by $1.0 million to $63.1 million in the year ended December 31, 2025 from $64.1 million in the year ended December 31, 2024.

Voyage expenses of our drybulk vessels segment decreased by $4.3 million to $27.3 million in the year ended December 31, 2025 compared to $31.6 million voyage expenses in the year ended December 31, 2024. For the year ended December 31, 2025, voyage expenses of our drybulk vessels comprised of $5.3 million in commissions and $22.0 million in other voyage expenses, mainly comprised of bunkers cost and port expenses, compared to $4.5 million in commissions and $27.1 million in other voyage expenses for the year ended December 31, 2024, reflecting an increase in time charter employment of our dry bulk vessels during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Voyage expenses of container vessels segment increased by $3.3 million to $35.8 million in the year ended December 31, 2025 from $32.5 million in the year ended December 31, 2024, mainly due to increased other voyage expenses which refers to voyage expenses other than commissions, including bunkers consumption and port expenses.

Vessel Operating Expenses

Vessel operating expenses increased by $23.1 million to $208.8 million in the year ended December 31, 2025 from $185.7 million in the year ended December 31, 2024, primarily as a result of the increase in the average number of vessels in our fleet due to container vessel newbuilding deliveries and dry bulk vessels acquisitions and the increase in average daily operating cost of our vessels to $6,969 per vessel per day for the year ended December 31, 2025 compared to $6,606 per vessel per day for the year ended December 31, 2024. Management believes that our daily operating costs remain among the most competitive in the industry.

Vessel operating expenses for the container vessels segment increased by $18.7 million, to $180.8 million for the year ended December 31, 2025, from $162.2 million for the year ended December 31, 2024. The increase was driven in approximately equal measure by fleet expansion and higher costs per vessel per day. Vessels employed under bareboat charter agreements are excluded from the above per-day calculations, as vessel operating expenses under such arrangements are borne by the charterer.

Vessel operating expenses for the dry bulk vessels segment increased by $4.4 million, to $27.9 million for the year ended December 31, 2025, from $23.5 million for the year ended December 31, 2024. The increase was driven predominantly by fleet expansion, with higher ownership days.

Depreciation

Depreciation expense increased by $15.1 million, to $163.4 million in the year ended December 31, 2025 from $148.3 million in the year ended December 31, 2024, due to the increase in the average number of vessels in our fleet.

Depreciation expense for the container vessel segment increased by $12.3 million to $150.1 million in the year ended December 31, 2025 from $137.8 million in the year ended December 31, 2024 primarily due to an increase in the average number of vessels in the fleet.

Depreciation expense for the dry bulk vessel segment increased by $2.8 million to $13.3 million in the year ended December 31, 2025 from $10.5 million in the year ended December 31, 2024 due to higher ownership days and the full-year depreciation impact of vessels acquired in prior periods.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs increased by $14.9 million to $44.1 million in the year ended December 31, 2025 from $29.2 million in the year ended December 31, 2024, reflecting a larger number of vessels drydocked for which vessels drydocking amortization costs were recognized during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Amortization of deferred drydocking and special survey costs for our container vessels segment increased by $7.9 million to $35.1 million in 2025 from $27.2 million in 2024 as amortization continued from prior drydockings and additional vessels completed scheduled drydockings during 2025.

Amortization of deferred drydocking and special survey costs for our drybulk vessels segment increased by $7.0 million to $9.0 million in 2025 from $2.0 million in 2024 reflecting the continued amortization of prior drydock expenditures and the recognition of amortization related to drydockings completed during the year.

General and Administrative Expenses

General and administrative expenses increased by $10.2 million, to $64.4 million in the year ended December 31, 2025 from $54.2 million in the year ended December 31, 2024. The increase was mainly attributable to a one-off discretionary cash bonus of $4.8 million distributed to certain employees, a $2.2 million increase in stock based compensation expense, a $2.0 million higher management fees due to the increase in the average number of vessels and a $1.2 million increase in corporate general and administrative expense, during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Interest Expense, Interest Income and Other Finance Expenses

Interest expense increased by $16.6 million, to $42.8 million in the year ended December 31, 2025 from $26.2 million in the year ended December 31, 2024. The increase in interest expense is a result of:

●	$15.6 million increase in interest expense due to an increase in our average indebtedness by $286.7 million between the two periods, partially offset by a decrease in our average debt service cost. Average indebtedness was $867.3 million in the year ended December 31, 2025, compared to average indebtedness of $580.6 million in the year ended December 31, 2024, while our average debt service cost decreased by approximately 0.76% mainly as a result of lower SOFR rates between the two periods;
●	$1.2 million increase in the amortization of deferred finance costs and debt discount between the two periods; and
●	$0.2 million decrease in interest expense due to an increase in the amount of interest expense capitalized on our vessels under construction that was $21.6 million in the year ended December 31, 2025, when compared to capitalized interest of $21.5 million in the year ended December 31, 2024.

As of December 31, 2025, our outstanding debt, gross of deferred finance costs, was $1,177.8 million, which include $262.8 million principal amount of the 2028 Senior Notes and $500.0 million principal amount of the 2032 Senior Notes. These balances compare to debt of $744.5 million, which included $262.8 million principal amount of the 2028 Senior Notes as of December 31, 2024. The increase in our outstanding debt is mainly due to (i) the issuance of the $500.0 million aggregate principal amount of the 2032 Senior Notes in October 2025, (ii) the loans drawn down to partially finance our container vessel newbuildings, partially offset by (iii) the early prepayment of two secured credit facilities.

Interest income increased by $6.6 million to $19.5 million in the year ended December 31, 2025 compared to $12.9 million in the year ended December 31, 2024, mainly driven by higher average cash balances between the two periods, partially offset by lower interest rates on cash deposits between the corresponding periods.

Other finance expenses increased by $0.1 million to $3.7 million in the year ended December 31, 2025 compared to $3.6 million in the year ended December 31, 2024.

Gain/(loss) on investments

The change in fair value of our shareholding interest in SBLK of $29.5 million was recognized in the year ended December 31, 2025 as gain on investments compared to a $25.2 million loss on investments representing the change in fair value of this investment in the year ended December 31, 2024.

Dividend income

Dividend income of $1.7 million was recognized on marketable securities in the year ended December 31, 2025 compared to $9.3 million dividend income on marketable securities in the year ended December 31, 2024.

Loss on debt extinguishment

The loss on debt extinguishment of $2.5 million in the year ended December 31, 2025 related to our early extinguishment of debt compared to nil in the year ended December 31, 2024.

Loss on equity investments

Loss on equity investments amounting to $1.0 million and $1.6 million in the years ended December 31, 2025 and December 31, 2024, respectively, relates to our share of initial expenses of CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2025 and December 31, 2024.

Other (expenses)/income, net

Other expenses/income, net, amounted to an expense of $1.2 million in the year ended December 31, 2025, compared to an income of $2.2 million in the year ended December 31, 2024. Other expenses/income, net, for the year ended December 31, 2024 mainly consisted of income of $2.1 million related to cash collected from the bankruptcy trustee of Hanjin Shipping as a partial payment of our claim under the Hanjin bankruptcy proceedings.

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

Vessel operating expenses for the container vessels segment increased by $3.1 million, to $162.2 million for the year ended December 31, 2024, from $159.1 million for the year ended December 31, 2023. The increase was driven from fleet expansion partially offset by lower costs per vessel per day. Vessels employed under bareboat charter agreements are excluded from the above per-day calculations, as vessel operating expenses under such arrangements are borne by the charterer.

Vessel operating expenses for the dry bulk vessels segment increased by $20.5 million, to $23.5 million for the year ended December 31, 2024, from $3.0 million for the year ended December 31, 2023. The increase was driven predominantly by fleet expansion, with higher ownership days.

Depreciation

Depreciation expense increased by 14.7%, or $19.0 million, to $148.3 million in the year ended December 31, 2024 from $129.3 million in the year ended December 31, 2023 mainly due to depreciation expense related to 10 recently acquired Capesize drybulk vessels and 6 recently delivered container vessel newbuilds.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $10.5 million to $29.2 million in the year ended December 31, 2024 from $18.7 million in the year ended December 31, 2023, reflecting a larger number of container and drybulk vessels drydocked for which vessels amortized costs were recognized during 2024.

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

Loss on equity investments

Loss on equity investments amounting to $1.6 million and $4.0 million in the year December 31, 2024 and December 31, 2023, respectively, relates to our share of initial expenses of CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $3.6 million in each of the years ended December 31, 2024 and December 31, 2023.

Other (expenses)/income, net

Other expenses/income, net amounted to $2.2 million income in the year ended December 31, 2024 compared to $0.8 million expense in the year ended December 31, 2023. The other expenses/income, net in the year ended December 31, 2024 mainly consists of $2.1 million of cash collections from the bankruptcy trustee of Hanjin Shipping as a partial payment of our claim under the Hanjin bankruptcy proceedings.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows and long-term bank borrowings, as well as funds from issuances of equity and debt securities, including offerings of our common stock, most recently in 2019, and unsecured senior notes in 2021 and October 2025. We have also received funds from dividend payments on investments in marketable securities of other shipping companies. Our principal uses of funds have been capital expenditures to establish, grow (including vessels currently under construction) and maintain our fleet, including our expansion into the dry bulk shipping sector, to comply with international shipping standards and environmental laws and regulations, and to fund working capital requirements and the repayment of debt.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, drydocking costs, installment payments for our contracted newbuildings, payment for the acquisition of a secondhand dry bulk vessel, funding of our investment in the Alaska LNG project, debt interest payments, servicing our debt obligations, the prepayment in full of tranches under our Syndicated $450.0 million Facility relating to vessels Catherine C, Greenland, Interasia Accelerate and Interasia Amplify, the payment of dividends, repurchases of our common stock and the full redemption of our outstanding 2028 Senior Notes on March 2, 2026. Our long-term liquidity needs primarily relate to installment payments for our contracted newbuildings, any additional vessel acquisitions, and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity and long-term liquidity requirements.

Under our existing multi-year charters as of December 31, 2025, we had $4,153.5 million of total contracted revenues, with $945.8 million for 2026, $900.8 million for 2027 and thereafter $2,306.9 million. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

On October 16, 2025, we placed a $500.0 million senior unsecured bond due in 2032 and a coupon of 6.875%. In terms of uses of this offering, on December 1, 2025, we utilized $111.4 million towards early repayment of two secured credit facilities, while we have already issued a redemption notice to repay early on March 2, 2026 our 2028 Senior Notes with an outstanding principal amount of $262.8 million. The remaining proceeds were applied toward refinancing-related costs and expenses, including fees and commissions, with any balance available for general corporate purposes. In addition, on December 15, 2025, we entered into a Japanese operating lease agreement with a call option for a total facility of up to $80.0 million, with the purpose of financing the container vessel Greenhouse (the “JOLCO Greenhouse Facility”) and on January 15, 2026, the Company drew down the full amount of the $80.0 million of the JOLCO Greenhouse Facility.

In February 2026, we notified the bank that on March 2, 2026 together with the quarterly instalments under the Syndicated $450.0 million Facility for the tranches relating to the vessels Catherine C, Greenland, Interasia Accelerate, and Interasia Amplify, amounting to $3.3 million, we would also prepay in full the outstanding principal amount of $213.8 million, resulting in a total cash outflow of $217.1 million.

As of December 31, 2025, we had cash and cash equivalents of $1,037.3 million. As of December 31, 2025, we had $247.5 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility, the availability under which reduces on a quarterly basis through maturity in December 2027, $80.0 million under the JOLCO Greenhouse Facility and $850.0 million of remaining borrowing availability under our Syndicated $850.0 million Facility.

As of December 31, 2025, we had $1,177.8 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our 2028 Senior Notes, which we will redeem in full in March 2026, and $500.0 million relating to our 2032 Senior Notes, as discussed above. As of December 31, 2025, we were obligated to make quarterly fixed amortization payments, totaling $22.7 million to December 31, 2026, related to the long-term bank debt. We are also obligated to make certain payments to our Manager and Danaos Chartering under our management agreements, as described below under “—Contractual Obligations.”

From 2022 through the end of 2025, we entered into contracts for the construction of a total of 35 containerships aggregating 232,948 TEUs in capacity for an aggregate purchase price of $2.7 billion. As of December 31, 2025, eight of these newbuilding containerships had been delivered to us.

As of December 31, 2025, the aggregate contracted purchase price of the 25 container vessels under construction amounted to $1,940.9 million, out of which $190.0 million, $174.5 million and $28.3 million was paid in the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the future remaining contractual commitments for the 25 vessels under construction were as follows (in millions of US$):

Payments due by year ending	US$ mil.
December 31, 2026	$502.4
December 31, 2027	763.7
December 31, 2028	239.5
December 31, 2029	42.5
Total contractual commitments	$1,548.1

In addition, during 2025, we entered into a Memorandum of Agreement to acquire a Capesize drybulk vessel for a purchase price of $25.0 million, which is expected to be delivered in the first quarter of 2026, of which we deposited $3.8 million into an escrow account in 2025, with the remaining $21.2 million payable upon delivery of the vessel.

Subsequent to December 31, 2025, we exercised our option to enter into shipbuilding contracts for the construction of two additional 5,300 TEUs container vessel newbuildings for an aggregate purchase price of $126.0 million, with expected delivery dates in 2029. Furthermore, we reached agreements with chinese shipyards for the construction of four Newcastlemax drybulk carriers of approximately 211,000 DWT each, with an aggregate purchase price of $297.3 million and expected delivery dates in 2028.

Additionally, a supervision fee of $850 thousand per newbuilding vessel will be payable to our Manager, Danaos Shipping, over the construction period starting from steel cutting. Supervision fees totaling totaling $1.9 million in the year ended December 31, 2025 and $3.0 million in each of the years ended December 31, 2024 and 2023, were charged by Danaos Shipping and capitalized to the vessels under construction. Interest expense amounting to $21.6 million, $21.5 million and $17.4 million was capitalized to the vessels under construction in the years ended December 31, 2025, 2024 and 2023, respectively.

In February 2026, we declared a dividend of $0.90 per share of common stock payable on March 4, 2026 to holders of record as of February 23, 2026. In the year ended December 31, 2025, the Company declared and paid a dividend of $0.85 per share of common stock in each of March, June, August and $0.90 per share in December amounting to $63.6 million. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves. See “Item 8. Financial Information—Dividend Policy” in this annual report.

In June 2022, we announced a share repurchase program of up to $100.0 million of our common stock. A $100.0 million increase to the existing share repurchase program, for a total aggregate amount of $200.0 million, was approved by our Board of Directors on November 10, 2023. On April 14, 2025, following Board approval, the Company announced the upsizing of its common stock repurchase program by an additional $100.0 million to a total of $300.0 million. We repurchased 60,819 shares of our common stock in the open market for $5.9 million for the period January 1, 2026 to February 25, 2026; 927,527 shares for $76.1 million in the year ended December 31, 2025; 661,103 shares for $53.9 million in the year ended December 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the year ended December 31, 2022. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise.

Star Bulk Carriers Corp. Shares

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK) and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. During the year ended December 31, 2025, we purchased an additional 2,185,967 shares of common stock of “SBLK” in the open market for $29.9 million. As of December 31, 2025 and as of the date of this report, we own 6,256,181 shares of common stock of Star Bulk Carriers Corp., a Nasdaq-listed owner and operator of drybulk vessels. We recognized a $29.5 million gain on marketable securities and dividend income on these securities amounting to $1.7 million in the year ended December 31, 2025.

Investment in Alaska LNG Project

On January 20, 2026, we announced a strategic partnership with Glenfarne Group to advance the Alaska LNG project. This partnership includes our $50.0 million development capital equity investment in Glenfarne Alaska Partners LLC. In addition, Danaos Corporation will also be the preferred tonnage provider to construct and operate at least six LNG carriers to deliver LNG to global customers for Glenfarne Alaska LNG, LLC, majority owner and developer of the Alaska LNG Project. See “Item 4. Our Business—Strategic Partnership with Gelfarne Group-Alaska LNG Project.”

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

Cash Flows

	Year ended	Year ended	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023

	(In thousands)
Net cash provided by operating activities	$644,753	$621,750	$576,292
Net cash used in investing activities	$(325,696)	$(650,789)	$(338,528)
Net cash provided by/(used in) financing activities	$264,851	$210,614	$(233,623)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $23.0 million, to $644.8 million in the year ended December 31, 2025 compared to $621.8 million in the year ended December 31, 2024. The increase was attributed to: (i) $52.4 million increase in cash operating revenues, (ii) $10.9 million decrease in drydocking expenses, (iii) $7.4 million increase in interest income and (iv) $0.4 million decrease in commitment fees, partially offset by: (i) $23.8 million increase in total operating expenses principally due to the increased size of our drybulk and container vessel fleets, (ii) $12.5 million increase in net financing costs, (iii) $7.6 million decrease in dividend income, (iv) $2.1 million negative change in working capital, and (v) $2.1 million decrease in claims received.

Net cash flows provided by operating activities increased by $45.5 million, to $621.8 million in the year ended December 31, 2024 compared to $576.3 million in the year ended December 31, 2023. The increase was attributed to: (i) $79.3 million increase in net operating revenues, (ii) $8.2 million increase in dividend income from investments, (iii) $24.9 million change in working capital between the two periods, and (iv) $2.1 million of cash collection from the bankruptcy trustee of Hanjin Shipping, which were partially offset by: (i) $47.5 million increase in operating expenses principally due to the increased size of our drybulk and container vessel fleets, (ii) $19.4 million increase in payments for drydocking and special survey costs, and (iii) $2.1 million increase in net finance costs.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $325.1 million, to $325.7 million used in investing activities in the year ended December 31, 2025 compared to $650.8 million used in investing activities in the year ended December 31, 2024. The decrease was due to: (i) $263.9 million lower payments for vessels under construction, (ii) $77.8 million lower payments for vessel acquisitions, and (iii) a $20.9 million decrease in vessel cost additions, partially offset by: (i) $29.0 million increase in investments in marketable securities and (ii) $8.5 million decrease in net proceeds and insurance proceeds from disposal of vessel.

Net cash flows used in investing activities increased by $312.3 million, to $650.8 million used in investing activities in the year ended December 31, 2024, compared to $338.5 million used in investing activities in the year ended December 31, 2023. The increase was the result of: (i) $440.8 million increase in advance payments for vessels under construction including capitalized interest and (ii) $9.9 million increase in additions to vessel cost, which were partially offset by: (i) $72.7 million decrease in investments outflows, (ii) $59.4 million decrease in advances and payments for vessel acquisitions, and (iii) $6.3 million increase in net sale and insurance proceeds from disposal/sale of vessels.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities increased by $54.3 million, to $264.9 million provided by financing activities in the year ended December 31, 2025 compared to $210.6 million provided by financing activities in the year ended December 31, 2024. This increase was attributed to: (i) increase of $258.7 million in debt proceeds, partially offset by: (i) $154.1 million increase of early prepayments of long-term debt, (ii) $22.4 million increase in repurchase of our common stock, (iii) $18.5 million increase in finance costs, (iv) $8.7 million increase in amortization payments of long-term debt, and (v) $0.7 million increase in dividend payments on our common stock.

Net cash flows provided by/used in financing activities increased by $444.2 million, to $210.6 million provided by financing activities in the year ended December 31, 2024 compared to $233.6 million used in financing activities in the year ended December 31, 2023. This increase was attributed to: (i) $362.0 million increase in proceeds from long-term debt, (ii) $72.4 million decrease in payments of long-term debt and leaseback obligations, and (iii) $17.3 million decrease in repurchase of common stock, which were partially offset by: (i) $5.4 million increase in finance costs, and (ii) $2.1 million increase in dividend payments on our common stock.

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

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, income taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, income taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of deferred finance costs, debt discount and commitment fees, stock based compensation and one-off discretionary cash bonus of executives and employees, gain/loss on debt extinguishment, net gain on disposal/sale of vessels and gain/loss in fair value of investments. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Net Income Reconciliation to EBITDA and Adjusted EBITDA

	Year ended	Year ended	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023

	(In USD in thousands)
Net income	$494,614	$505,073	$576,299
Depreciation	163,366	148,344	129,287
Amortization of deferred drydocking & special survey costs	44,074	29,161	18,663
Amortization of assumed time charters	—	(4,534)	(21,222)
Amortization of deferred realized losses of cash flow interest rate swaps	3,622	3,632	3,622
Amortization of finance costs, debt discount and commitment fees	5,694	4,905	5,136
Interest income	(19,548)	(12,890)	(12,133)
Interest expense	39,355	23,859	18,262
Income taxes	—	—	—
EBITDA	$731,177	$697,550	$717,914
(Gain)/Loss on investments	(29,541)	25,179	(17,867)
Loss on debt extinguishment	2,499	—	2,254
Net gain on disposal/sale of vessels	—	(8,332)	(1,639)
Stock based compensation and one-off discretionary cash bonus of executives and employees	15,241	8,218	6,340
Adjusted EBITDA	$719,376	$722,615	$707,002

EBITDA increased by $33.7 million, to $731.2 million in the year ended December 31, 2025, from $697.5 million in the year ended December 31, 2024. This increase was attributed to: (i) $32.9 million increase in operating revenues (excluding $4.5 million decrease in amortization of assumed time-charters), (ii) $54.7 million increase in fair value gain on investments and (iii) $0.6 million decrease in loss on equity investments, which were partially offset by: (i) $34.0 million increase in total operating expenses, (ii) $8.3 million decrease in gain from disposal of vessel, (iii) $7.6 million decrease in dividends received, (iv) $2.5 million increase in loss on debt extinguishment and (v) $2.1 million decrease in claims received.

EBITDA decreased by $20.4 million, to $697.5 million in the year ended December 31, 2024, from $717.9 million in the year ended December 31, 2023. This decrease is primarily attributed to: (i) a $56.3 million increase in total operating expenses and (ii) a $34.8 million change in fair value of our investment and dividend income, which were partially offset by: (i) a $57.2 million increase in operating revenues, (ii) a $6.7 million increase in net gain on disposal/sale of vessels, (iii) a $2.4 million decrease in loss on equity investments, (iv) a $2.3 million decrease in loss on debt extinguishment and (v) a $2.1 million cash collection of common benefit claim from the bankruptcy trustee of Hanjin Shipping.

Adjusted EBITDA decreased by $3.2 million, to $719.4 million in the year ended December 31, 2025, from $722.6 million in the year ended December 31, 2024. This decrease was attributed to: (i) $27.0 million increase in total operating expenses, (ii) $7.6 million decrease in dividends received, and (ii) $2.1 million decrease in claims received, which were partially offset by: (i) $32.9 million increase in operating revenues (excluding $4.5 million decrease in amortization of assumed time-charters), and (ii) $0.6 million decrease in loss on equity investments.

Adjusted EBITDA increased by $15.6 million, to $722.6 million in the year ended December 31, 2024, from $707.0 million in the year ended December 31, 2023. This increase is primarily attributed to: (i) a $57.2 million increase in operating revenues, (ii) a $8.2 million increase in dividends received, (iii) a $2.4 million decrease in loss on equity investments and (iv) a $2.1 million cash collection of common benefit claim from the bankruptcy trustee of Hanjin Shipping, which were partially offset by a $54.3 million increase in total operating expenses.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands):

	Year Ended				Year Ended
	December 31, 2025				December 31, 2024
	Container	Drybulk			Container	Drybulk
	Vessels	Vessels	Other	Total	Vessels	Vessels	Other	Total
Net income/(loss)	$460,946	$3,353	$30,315	$494,614	$518,129	$4,429	$(17,485)	$505,073
Depreciation	150,075	13,291	—	163,366	137,823	10,521	—	148,344
Amortization of deferred drydocking & special survey costs	35,114	8,960	—	44,074	27,167	1,994	—	29,161
Amortization of assumed time charters	—	—		—	(4,534)	—		(4,534)
Amortization of deferred finance costs, commitment fees and debt discount	5,694	—	—	5,694	4,905	—	—	4,905
Amortization of deferred realized losses on interest rate swaps	3,622	—	—	3,622	3,632	—	—	3,632
Interest income	(19,413)	(2)	(133)	(19,548)	(12,843)		(47)	(12,890)
Interest expense excluding amortization of finance costs	39,355	—	—	39,355	23,859	—	—	23,859
Change in fair value of investments	—	—	(29,541)	(29,541)	—	—	25,179	25,179
Stock based compensation and one-off discretionary cash bonus of executives and employees	14,242	999	—	15,241	7,657	561	—	8,218
Loss on debt extinguishment	2,499	—	—	2,499	—	—	—	—
Net gain on disposal/sale of vessels	—	—	—	—	(8,332)	—	—	(8,332)
Adjusted EBITDA	$692,134	$26,601	$641	$719,376	$697,463	$17,505	$7,647	$722,615

	Year Ended				Year Ended
	December 31, 2024				December 31, 2023
	Container	Drybulk			Container	Drybulk
	Vessels	Vessels	Other	Total	Vessels	Vessels	Other	Total
Net income/(loss)	$518,129	$4,429	$(17,485)	$505,073	$563,279	$(1,910)	$14,930	$576,299
Depreciation	137,823	10,521	—	148,344	128,097	1,190	—	129,287
Amortization of deferred drydocking & special survey costs	27,167	1,994	—	29,161	18,663	—	—	18,663
Amortization of assumed time charters	(4,534)	—	—	(4,534)	(21,222)	—	—	(21,222)
Amortization of finance costs and commitment fees	4,905	—	—	4,905	5,136	—	—	5,136
Amortization of deferred realized losses on interest rate swaps	3,632	—	—	3,632	3,622	—	—	3,622
Interest income	(12,843)	—	(47)	(12,890)	(12,096)	(37)	—	(12,133)
Interest expense excluding amortization of finance costs	23,859	—	—	23,859	18,262	—	—	18,262
Change in fair value of investments	—	—	25,179	25,179	—	—	(17,867)	(17,867)
Stock based compensation of executives and employees	7,657	561	—	8,218	6,120	220	—	6,340
Loss on debt extinguishment	—	—	—	—	2,254	—	—	2,254
Net gain on disposal/sale of vessels	(8,332)	—	—	(8,332)	(1,639)	—	—	(1,639)
Adjusted EBITDA	$697,463	$17,505	$7,647	$722,615	$710,476	$(537)	$(2,937)	$707,002

Time Charter Equivalent Revenues and Time Charter Equivalent US$/day per segment

Time charter equivalent revenues represent operating revenues less voyage expenses excluding commissions presented per container vessels segment and drybulk vessels segment separately. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. Operating days of each segment is calculated by deducting vessels off-hire days of each segment from total ownership days of each segment. TCE rate is a measure of the average daily net revenue performance of our vessels in each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure. TCE rate is useful to investors because it enables them to evaluate our operating performance across different periods on a comparable basis regardless of changes in charter type mix and to compare our performance against industry peers. TCE rate assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

	Year ended	Year ended
	December 31,	December 31,
Container vessels segment TCE rate	2025	2024
Ownership Days	27,039	25,684
Less Off-hire Days:
Scheduled Off-hire Days	(430)	(525)
Other Off-hire Days	(44)	(198)
Operating Days	26,565	24,961

Operating Revenues (in ‘000s of US$)	$955,433	$937,077
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	(1,972)	746
Time Charter Equivalent Revenues (in ‘000s of US$)	$953,461	$937,823
Time Charter Equivalent US$/per day	$35,892	$37,572

	Year ended	Year ended
	December 31,	December 31,
Drybulk vessels segment TCE rate	2025	2024
Ownership Days	3,650	3,164
Less Off-hire Days:
Scheduled Off-hire Days	(56)	(378)
Other Off-hire Days	(16)	(33)
Operating Days	3,578	2,753

Operating Revenues (in ‘000s of US$)	$87,023	$77,033
Less: Voyage Expenses excluding commissions (in ‘000s of US$)	(21,992)	(27,075)
Time Charter Equivalent Revenues (in ‘000s of US$)	$65,031	$49,958
Time Charter Equivalent US$/per day	$18,175	$18,147

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

	Outstanding
	Principal
	Amount
	as of December 31,
	2025
Credit Facility	(in millions of US$)	Collateral Vessels and Under Construction Hulls
Syndicated $450.0 mil. Facility	$335.2	Catherine C, Greenland, Greenville, Greenfield, Interasia Accelerate and Interasia Amplify
Citibank $382.5 mil. Revolving Credit Facility	$—	Express Berlin, Express Rome, Express Athens, Kota Plumbago, Speed, Ambition, Pusan C, Le Havre, Europe, America, CMA CGM Musset, Racine, CMA CGM Rabelais, CMA CGM Nerval, YM Maturity and YM Mandate
Syndicated $850.0 mil. Facility	$—

Hull No. YZJ2023-1556, Hull No. YZJ2023-1557, Hull No. YZJ2024-1612, Hull No. YZJ2024-1613, Hull No. YZJ2024-1625, Hull No. YZJ2024-1626, Hull No. YZJ2024-1668, Hull No. C9200-7, Hull No. C9200-8, Hull No. C9200-9, Hull No. C9200-10, Hull No. C9200-11, Hull No. H2596 and Hull No. H2597

JOLCO Greenhouse Facility(1)	$—	Greenhouse
JOLCO Phoebe Facility	$79.8	Phoebe
2028 Senior Notes	$262.8	None
2032 Senior Notes	$500.0	None
(1)	On January 15, 2026, we drew down the full amount of $80.0 million under the JOLCO Greenhouse facility.

As of December 31, 2025, there was $247.5 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility, $850.0 million under the Syndicated $850.0 mil. Facility and $80.0 million under the JOLCO Greenhouse Facility. As of December 31, 2025, 77 of our vessels were unencumbered. See Note 10 “Long-Term Debt, net” to our consolidated financial statements included elsewhere in this report for additional information regarding our outstanding debt and the related repayment schedule.

The weighted average interest rate on our borrowings for the years ended December 31, 2025, 2024 and 2023 was 6.9%, 7.7% and 7.8%, respectively (including leaseback obligations).

On October 16, 2025, we consummated the offering of $500.0 million of 6.875% senior unsecured notes due in 2032, and we will redeem in full the $262.8 million outstanding principal amount of our existing 8.500% Senior Notes due 2028 on March 2, 2026. On December 1, 2025, we prepaid in full the outstanding principal amount under our BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility and our Alpha Bank $55.25 million Secured Credit Facility.

JOLCO Greenhouse Facility

In December 2025, we entered into a Japanese operating lease agreement (the “JOLCO Greenhouse Facility”) with a call option for a total facility of up to $80.0 million, with the purpose of financing the container vessel Greenhouse. Although legal title to the vessel was transferred to the lessor as part of the arrangement, the transaction did not qualify as a sale under the sale-leaseback guidance in ASC 842 (which incorporates the sale criteria in ASC 606) and is therefore accounted for as a financing arrangement in accordance with ASC 470. The facility provides total funding of up to $80.0 million and has an eight-year term. The facility includes a call option that allows the Company to repurchase the vessel at specified dates during the term of the arrangement. On January 15, 2026, the Company drew down the full amount of $80.0 million. The vessel will be continued to be recognized under “Fixed assets, net” on the Company’s consolidated balance sheets and to be depreciated over its remaining useful life.

JOLCO Phoebe Facility

In October 2025, we entered into a Japanese Operating Lease with Call Option (“JOLCO Phoebe Facility”) structure to finance the container vessel Phoebe (previously financed and mortgaged under the Syndicated $450.0 million Facility). Although legal title to the vessel was transferred to the lessor as part of the arrangement, the transaction did not qualify as a sale under the sale-leaseback guidance in ASC 842 (which incorporates the sale criteria in ASC 606) and is therefore accounted for as a financing arrangement in accordance with ASC 470. The facility provides total funding of up to $80.0 million and has an eight-year term. The facility includes a call option that allows the Company to repurchase the vessel at specified dates during the term of the arrangement. On October 30, 2025, we received the full $80.0 million in proceeds, which recognized as a financing liability. The vessel continues to be recognized under “Fixed assets, net” on the Company’s consolidated balance sheets and to be depreciated over its remaining useful life.

Syndicated $850.0 mil. Senior Secured Credit Facility

On February 7, 2025, we, as borrower, and our subsidiaries that have entered into the relevant shipbuilding contracts for the vessels that will collateralize the facility, as guarantors, entered into an up to $850 million Syndicated Senior Secured Credit Facility (the “Syndicated $850 mil. Facility”) with a syndicate of banks, consisting of fourteen tranches, seven of up to $57.75 million, two of up to $63.75 million and five of up to $63.68 million, each committed to finance and to be secured by one of our newbuilding vessels under construction at the time of entry into the credit facility and other customary collateral. Each of the tranches is repayable over 5 years from the date such tranche is drawn down in 20 consecutive quarterly repayment installments of $0.77 million, together with a balloon payment of $43.35 million at maturity, for the seven $57.75 million tranches; 20 consecutive quarterly repayment installments of $0.85 million, together with a balloon payment of $46.675 million at maturity, for the two $63.675 million tranches and 20 consecutive quarterly repayment installments of $0.85 million each, together with a balloon payment of $46.68 million at maturity, for the five $63.68 million tranches. This facility bears interest at SOFR plus a margin of 1.65% and commitment fee of 0.495% on any undrawn amount. We do not expect to draw any amounts under this facility until the third quarter of 2026 when the first of the newbuildings financed thereunder is expected to be delivered to us.

Syndicated $450.0 mil. Senior Secured Credit Facility

In March 2024, we, as borrower, and our subsidiaries owning the vessels collateralizing the facility, as guarantors, entered into a syndicated secured loan facility agreement providing for a maximum principal amount of up to $450.0 million (the “Syndicated $450.0 mil. Facility”). The facility was initially secured by eight of the Company’s container vessels, including the vessel Greenhouse, which was under construction and delivered to the Company in the fourth quarter of 2025. In September 2025, the Company submitted to the bank a cancellation notice related to the undrawn tranche for this vessel. In connection with this cancellation, we recorded a loss on debt extinguishment of $1.1 million, representing the write-off of unamortized deferred financing costs and commitment fee charges associated with the undrawn portion of the facility.

The facility was structured in separate vessel tranches, each drawn upon delivery of the respective vessel. As of December 31, 2025, all seven remaining vessel tranches had been fully utilized. Each drawn vessel tranche is repayable in 20 equal quarterly instalments ranging from $0.6 million to $0.9 million per tranche, followed by a balloon payment due on the fifth anniversary of each tranche, ranging from $31.8 million to $45.5 million, with final maturities extending through September 2030. Borrowings under the facility bear interest at SOFR plus a margin of 1.85% and are subject to a commitment fee of 0.74% on undrawn amounts. On October 1, 2025, we prepaid the outstanding principal amount of $42.78 million related to the newbuilding vessel Phoebe, which had been drawn in January 2025. In connection with this prepayment, unamortized deferred financing costs of $0.7 million were written off and recognized as “Loss on debt extinguishment, net” in the Consolidated Statements of Income. In February 2026, we notified the bank that on March 2, 2026 together with the quarterly instalments under the Syndicated $450.0 million Facility for the tranches relating to the vessels Catherine C, Greenland, Interasia Accelerate, and Interasia Amplify, amounting to $3.3 million, we would also prepay in full the outstanding principal amount of $213.8 million, resulting in a total cash outflow of $217.1 million.

Citibank $382.5 mil. Senior Secured Revolving Credit Facility

In December 2022, we, as borrower, and our subsidiaries owning the vessels collateralizing the facility, as guarantors, entered into a $382.5 mil. Senior Secured Revolving Credit Facility with Citibank (the “Citibank $382.5 mil. Revolving Credit Facility”) and with Alpha Bank $55.25 mil. Facility (as defined below). As of December 31, 2025, no amounts were drawn down under Citibank $382.5 mil. Revolving Credit Facility and $247.5 million remained available for borrowing as of December 31, 2025. The Citibank $382.5 million Revolving Credit Facility is a reducing facility and is repayable over five years through 20 quarterly commitment reductions of $11.25 million each, followed by a final reduction of $157.5 million at maturity in December 2027. Borrowings under this facility bear interest at SOFR plus a margin of 2.0%, and a commitment fee of 0.8% is payable on the undrawn portion. The facility is secured by sixteen of the Company’s vessels.

BNP Paribas/Credit Agricole $130 mil. Senior Secured Revolving Credit Facility

In June 2022, we put in place a $130.0 million senior secured term loan facility with BNP Paribas and Credit Agricole (the “BNP Paribas/Credit Agricole $130 mil. Facility”), which was secured by six 5,466 TEUs sister vessels acquired in 2021. The facility was repayable in eight quarterly instalments of $5.0 million followed by twelve quarterly instalments of $1.9 million, together with a balloon payment of $67.2 million payable at maturity of the facility’s five year term in June 2027. The facility bore interest at SOFR plus a margin of 2.16%. On December 1, 2025, we prepaid the outstanding principal amounts of $78.6 million under the BNP Paribas/Credit Agricole $130.0 million Facility. In connection with this prepayment, unamortized deferred financing costs of $0.6 million were written off and recognized as “Loss on debt extinguishment, net” in the Consolidated Statements of Income.

Alpha Bank $55.25 mil. Senior Secured Revolving Credit Facility

In December 2022, as discussed above, we also entered into a $55.25 million secured credit facility with Alpha Bank, which was fully utilized (the “Alpha Bank $55.25 mil. Facility”). The Alpha Bank $55.25 mil. Facility was repayable over five years in 20 consecutive quarterly installments of $1.875 million each, with a balloon payment of $17.75 million due at maturity in December 2027. This facility bore interest at SOFR plus a margin of 2.3% and was secured by two of the Company’s vessels. On December 1, 2025, we prepaid the outstanding principal amount of $32.8 million under the Alpha Bank $55.25 mil. Facility. In connection with this prepayment, unamortized deferred financing costs of $0.1 million were written off and recognized as “Loss on debt extinguishment, net” in the Consolidated Statements of Income.

Covenants, Events of Default, Collateral and Other Terms

The Syndicated $850 mil. Facility, Syndicated $450 mil. Facility and Citibank $382.5 mil. Revolving Credit Facility each contain a requirement to maintain a minimum fair market value of collateral vessels to loan value coverage of 120%. Additionally, these facilities, and the JOLCO Phoebe Facility and JOLCO Greenhouse Facility, require us to maintain the following financial covenants:

(i)minimum liquidity of $30.0 million;

(ii)maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of our credit facilities, but not our unsecured Senior Notes, are collateralized by first preferred mortgages over the vessels specified above, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. Twenty-four of our vessels having a net carrying value of $1,736.3 million as of December 31, 2025, were subject to first preferred mortgages as collateral to our credit facilities; no vessels were subject to mortgages under our unsecured 2028 Senior Notes or 2032 Senior Notes.

Each of our credit facilities also contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in our fleet, a breach of the undertaking from the Manager and a material breach or (for the purposes of the Citibank $382.5 mil. Revolving Credit Facility) change to an existing charter or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing such credit facilities. Our credit facilities also require that the vessels mortgaged under the relevant facility are at all times managed by our Manager. In addition, we and our subsidiaries will not be permitted under our credit facilities to pay dividends if there is a breach of covenant or an event of default, including if the minimum collateral coverage requirement is not satisfied, or such a breach or event of default would result from such dividend payment. Our credit facilities also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the consent of the lenders thereunder before we incur any new indebtedness that is secured by the mortgaged vessels.

For the purpose of these covenants in the Syndicated $450.0 mil. Facility and the Syndicated $850.0 mil. Facility the market value of our vessels is calculated on a charter-free basis based on broker valuations. For the purpose of these covenants in the Citibank $382.5 mil. Revolving Credit Facility, the market value of our vessels is calculated on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than twelve months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel’s book value.

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

We were in compliance with the financial covenants and collateral coverage requirements contained in the credit facility agreements as of December 31, 2025 and December 31, 2024.

Senior Notes

2028 Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the 2028 Senior Notes or the 8.500% Senior Unsecured Notes Due 2028. The 2028 Senior Notes are general senior unsecured obligations of Danaos Corporation.

The 2028 Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The 2028 Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The 2028 Senior Notes would mature on March 1, 2028. We will redeem in full the $262.8 million outstanding principal amount of our 2028 Senior Notes due in March 2028 on March 2, 2026.

In December 2022, we repurchased $37.2 million aggregate principal amount of our 2028 Senior Notes in a privately negotiated transaction. As described above, we will redeem in full the $262.8 million outstanding principal amount of our 2028 Senior Notes on March 2, 2026.

2032 Senior Notes

On October 16, 2025, we consummated an offering of $500 million aggregate principal amount of 6.875% Senior Notes due 2032, which we refer to as the 2032 Senior Notes or the 6.875% Senior Unsecured Notes Due 2032. The 2032 Senior Notes are general senior unsecured obligations of Danaos Corporation.

The 2032 Senior Notes were issued pursuant to an Indenture, dated as of October 16, 2025, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent (the “Indenture”). The 2032 Senior Notes bear interest at a rate of 6.875% per year, payable in cash on March 1 and September 1 of each year, commencing March 1, 2026. The 2032 Senior Notes will mature on October 15, 2032.

We may redeem some or all of the 2032 Senior Notes at any time or from time to time for cash: (i) prior to October 15, 2028, at 100.00% of the principal amount of such 2032 Senior Notes, plus an applicable “make-whole premium,” plus accrued and unpaid interest; (ii) on or after October 15, 2028 and prior to October 15, 2029, at 103.438% of the principal amount of such Senior Notes, plus accrued and unpaid interest; (iii) on or after October 15, 2029 and prior to October 15, 2030, at 101,719% of the principal amount of such 2032 Senior Notes, plus accrued and unpaid interest; and (iv) on or after October 15, 2030 and prior to maturity, at 100.000% of the principal amount of such 2032 Senior Notes, in each case plus accrued and unpaid interest to, but not including, the redemption date.

Subject to certain conditions, at any time and from time to time prior to October 15, 2028 we may redeem up to 40% of the original aggregate principal amount of the 2032 Senior Notes with the net cash proceeds of public equity offerings of the Company and certain contributions to the Company’s equity at a redemption price of 106.875% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; provided that at least 60% of the original aggregate principal amount of the 2032 Senior Notes remain outstanding.

If a “Change of Control” (as defined in the Indenture) of the Company occurs, the Company must make a “Change of Control Offer” (as defined in the Indenture) to each holder of the notes to repurchase all or any part of such holder’s 2032 Senior Notes at a purchase price in cash in an amount equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. In the event of certain developments affecting taxation, we may redeem the 2032 Senior Notes in whole, but not in part, at any time, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

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

The 2032 Senior Notes are listed on the Official List of The International Stock Exchange (the “ISE”). The ISE is not a regulated market for the purposes of Directive 2004/39/EC. There are no assurances that the 2032 Senior Notes will remain admitted for trading on the ISE.

The 2032 Senior Notes and the Indenture contain customary events of default, including failure to pay principal or interest, breach of covenants, cross-acceleration to other debt in excess of $75 million and bankruptcy events, all subject to terms, including notice and cure periods, set forth in the Indenture.

The Indenture and the 2032 Senior Notes are governed by New York law.

Principal Payments

The scheduled debt maturities of our credit facilities, including our unsecured Senior Notes, as of December 31, 2025 are as follows (in millions of US$):

Principal
Repayments
Payments due by year ending	(in millions of US$)
December 31, 2026*	$285.4
December 31, 2027	23.4
December 31, 2028*	23.5
December 31, 2029	278.5
December 31, 2030	3.8
December 31, 2031 and thereafter	563.2
Total long‑term debt	$1,177.8

*As described above, we will redeem in full the $262.8 million outstanding principal amount of our 2028 Senior Notes due in March 2028 on March 2, 2026.

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

Contractual Obligations

Our contractual obligations as of December 31, 2025 were:

	Payments Due by Period
	Less than
		1 year	2-3 years	4-5 years	6-8 years
	Total	(2026)	(2027-2028)	(2029-2030)	(2031-2033)

	in thousands of US$
Long-term debt obligations of contractual fixed debt principal repayments (1)	$1,177,782	285,448	46,897	282,289	563,148
Interest on long-term debt obligations (2)	$336,056	62,400	110,029	87,959	75,668
Commitment fees (3)	$3,228	1,858	1,370	—	—
Payments to our Manager and Danaos Chartering (4)	$74,122	74,122	—	—	—
Payments to shipyards for newbuilding vessels (5)	$1,548,115	502,414	1,003,151	42,550	—
Payments for acquisition of drybulk vessel (6)	$21,250	21,250	—	—	—
Total	$3,160,553	$947,492	$1,161,447	$412,798	$638,816
(1)	These long-term debt obligations reflect our existing debt obligations and our 2028 Senior Notes and 2032 Senior Notes as of December 31, 2025. As described above, we intend to redeem in full the $262.8 million outstanding principal amount of our 2028 Senior Notes on March 2, 2026.
(2)	The interest payments in this table reflect our existing debt obligations as of December 31, 2025. The calculation of interest is based on outstanding debt balances as of December 31, 2025 amortized by the contractual fixed amortization payments. The interest payments on debt obligations in this table are based on an assumed average SOFR rate of 3.48% in the year ending December 31, 2026, up to 3.40% in the twenty-four months ending December 31, 2028 and up to a maximum of 4.31% thereafter. The actual amortization we pay may differ from management’s estimates, potentially materially, which would result in different interest payment obligations. These interest payment obligations are gross of amounts, which will be capitalized to the cost of the vessels under construction under (5) below.
(3)	The commitment fees represent maximum fee payable on our reducing $382.5 mil. Revolving Credit Facility with Citibank calculated at 0.8% rate on the undrawn amount over the remaining two year term of this facility.

(4)	Under our management agreement with Danaos Shipping Company Limited, we pay a daily vessel management fee of $550 per vessel for vessels on bareboat charter and $1,100 per vessel for vessels on time charter and voyage charter. Under our separate brokerage services agreement with Danaos Chartering Services Inc., an affiliate of the Manager, we pay a fee of 1.25% of gross freight, demurrage and charter hire collected from the employment of our ships, and 1.0% of the contract price of any vessels bought or sold on our behalf. As of December 31, 2025, we had a fleet of 75 containerships held for use, out of which 73 were on time charter and 2 on bareboat charter, and 25 newbuilding containerships scheduled to be delivered to us from 2026 through 2029. Additionally, as of December 31, 2025, we owned 11 Capesize drybulk vessels, including one expected to be delivered in March 2026. We also will pay the Manager $850 thousand per newbuilding vessel for the on-premises supervision of any newbuilding contracts, an annual management fee of $2.5 million and 100,000 shares of the Company’s common stock payable annually in the fourth quarter of each year. We will also pay the Manager a fee of $1 per Emission Allowance required to be surrendered by the responsible entity under the EU Emissions Trading System or any other applicable emission scheme in any calendar year. As the amount of this fee depends on future regulatory requirements and vessel trading patterns, it has not been included in the table above. We will be obligated to make the payments set forth in the above table under our management agreements, based on our contracted revenue as of December 31, 2025 for periods subsequent thereto, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues” with respect to the fee of 1.25%, and assuming no change to the number of vessels in our fleet with respect to the per vessel per day fees described above other than the planned deliveries of the newbuilding vessels in 2026 through 2029. In addition to the amounts set forth in the table, we will also be obligated to pay the 1.25% fee on revenue generated by our vessels with uncontracted days during these periods under contracts that have not yet been arranged.
(5)	Payments to shipyards for newbuilding vessels relate to remaining contracted payments for 25 of our vessels under construction, as of December 31, 2025, which are expected to be delivered to us in 2026 through 2029. These amounts do not reflect construction contracts for two containerships and four Newcastlemax dry bulk carriers under construction that were entered into after December 31, 2025 and prior to the date of this Annual Report.
(6)	Payment related to the acquisition of the drybulk capesize vessel that is expected to be delivered to us in March 2026.

Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships and drybulk carriers are primarily a function of the underlying balance between vessel supply and demand and, in particular with respect to containerships which are generally deployed on longer charters, the respective charter terms, including contracted charter-hire rates and duration. The demand for containerships is determined by the underlying demand for goods which are transported in containerships and the demand for Capesize and Newcastlemax drybulk carriers is determined by the underlying demand for commodities transported in Capesize and Newcastlemax drybulk carriers.

Containerships

Charter rates for containerships have experienced marked volatility in recent years. Container freight rates were volatile and the containership charter market declined significantly in the first half of 2020 as a result of the onset of the COVID-19 pandemic before quickly reversing course and improving significantly, reaching all-time highs around the end of 2021, into the first half of 2022, subsequent to which charter rates declined to pre-COVID-19 levels in late 2022 and 2023, before strengthening in 2024 and remaining broadly elevated through 2025. The daily charter hire rate for a one-year time charter for a 4,300–4,400 TEU Panamax containership stood at approximately $56,000 per day at the end of 2025, compared to $56,000 per day at the end of 2024, $17,100 per day at the end of 2023, $24,300 per day at the end of 2022, and $100,000 at the end of 2021. Overall, charter rates across all containership size segments remain significantly elevated relative to historical averages: as of December 2025, 4,300 TEU Panamax rates stood approximately 405% above their 2010–2019 average, 6,500 TEU rates approximately 268% above, and 8,500 TEU rates approximately 194% above their respective 2010–2019 averages.

Global containerized trade is estimated to have expanded by approximately 5.0% in 2025, reaching approximately 237 million TEU, following an 6.6% expansion in 2024. Growth is currently forecast to moderate to approximately 2.1% in 2026, equivalent to approximately 242 million TEU. This slowdown reflects a normalization following above-average expansion in 2024–2025, and is subject to revision as conditions evolve.

Global containerized trade flows in 2025 were significantly affected by the U.S. tariff environment and the resulting diversion of Chinese exports to alternative markets. U.S. containerized imports from the Far East were broadly flat on a full-year basis in 2025 (−0.1% year-on-year), but declined sharply in Q4 2025, falling approximately −7.7% versus Q4 2024, as U.S. importers had front-loaded cargo earlier in the year in anticipation of tariff measures. In contrast, Far East TEU exports to the Middle East, Indian Subcontinent, and African regions grew by approximately +15.1% over the first 11 months of 2025 versus the same period in 2024, and exports to Latin America grew by approximately +10.0%. In 2024, China accounted for approximately 39% of U.S. TEU imports, and the U.S. represented approximately 18% of China’s total TEU exports, underscoring the scale of the trade relationship and the potential for ongoing disruption.

Available tonnage in the containership sector remains tight. The volume of idle containership capacity stood at approximately 0.8% of total fleet capacity at end-December 2025, remaining well below the historical average and the peak of approximately 11% recorded in May 2020. The composition of idle capacity has also shifted materially: while tonnage providers (non-operating owners) accounted for approximately 72% of idle capacity in 2015–2017, this share declined to approximately 19% in 2023–2025, with liner companies bearing a significantly greater share of idle risk on their own vessels.

New containership deliveries totaled approximately 484,000 TEU in Q4 2025, above the long-run quarterly average of approximately 374,000 TEU per quarter (Q1 2015 to Q4 2025). Demolitions remain negligible, at approximately 1,000 TEU in Q4 2025 compared to a historical quarterly average of approximately 47,000 TEU. The industry orderbook-to-fleet ratio increased to approximately 35.4% as of January 2026. The sub-12,000 TEU orderbook-to-fleet ratio stood at approximately 20.0%, with the sub-12,000 TEU fleet having an average age of approximately 15.8 years, compared to just 6.2 years for the 12,000+ TEU fleet. The orderbook, both in absolute terms and as a percentage of the existing fleet, remains highest in the segment for vessels over 12,000 TEU.

Red Sea diversions remain extensive. The number of unique containerships transiting the Bab-al Mandeb Strait recovered slightly in Q4 2025 but stood at approximately 168 vessels per month in December 2025, far below the 516 vessels per month recorded in November 2023 prior to the onset of Houthi attacks, and also below the 152 vessels per month recorded in December 2024. These diversions continue to absorb meaningful vessel capacity. Major liner companies remain cautious about a full return to the Suez Canal route; a large-scale normalization of Red Sea transits would release a substantial amount of capacity currently tied up in longer Cape of Good Hope routings and represents a significant supply-side risk to charter rates.

In recent years a number of liner companies entered into consolidating mergers or formed cooperative alliances. As of 2025, 10 major global liner companies operate (compared to 20 in 2015), and 3 alliances operate on mainlane trades. The 2M alliance between Maersk and MSC dissolved in 2025, with Maersk forming the new Gemini Cooperation with Hapag-Lloyd. Liner companies have also increased the percentage of their total fleet capacity that is directly owned rather than chartered-in from tonnage providers; the top 10 liner companies currently operate approximately 86% of the total liner fleet. U.S. and Chinese port fees, which had been proposed as a near-term measure, have been postponed until Q4 2026, but continue to represent a potential source of disruption from late 2026 onwards. All of these developments may decrease the demand for chartered-in containership tonnage should demand for seaborne trade of containerized cargo decline.

The ‘slow-steaming’ of services since 2009, particularly on longer trade routes, enabled containership operators to moderate the impact of high bunker costs while absorbing additional fleet capacity. This has proved to be an effective approach and it currently appears likely that this will remain in place in the coming year. The effective supply of vessels has also been impacted by the trade pattern disruptions and resulting longer sailing distances from geopolitical conditions, including diversions of vessels away from the Red Sea due to attacks by Houthi rebels on ships, which may not continue.

Capesize Drybulk Vessels

Charter rates in the drybulk sector have been very volatile over the past 25 years. Trade expansion slowed materially from the highs of the 2000s and early 2010s, with cargo volumes growing at an average of approximately 1.8% per year in the 10-year period between 2014 and 2023. Seaborne drybulk trade contracted by approximately 0.6% in 2022, before recovering to approximately 3.2% in 2023 and an estimated 2.0% in 2024. The Baltic Capesize 5TC (C5TC) weekly average for full-year 2025 was approximately $21,151 per day, compared to $22,493 per day in 2024 and $16,609 per day in 2023. Capesize earnings were particularly strong in the final quarter of 2025, supported by the bunching of Australian iron ore cargoes, steady growth in Brazilian iron ore exports, and the continued expansion of bauxite shipments from Guinea. Following a spike in earnings in early December 2025, rates eased but remained at firm levels heading into the seasonally weaker period ahead of the Lunar New Year.

Capesize vessels are primarily involved in the shipment of iron ore (approximately 75% of cargoes carried) and coal (approximately 20% of cargoes carried), with bauxite, grains, and minor bulks comprising the residual share. Chinese iron ore imports totaled approximately 1,249 million tonnes in 2025, an increase of approximately 0.8% year-on-year. Chinese bauxite imports grew strongly, reaching approximately 201 million tonnes in 2025, up approximately 26% year-on-year, driven primarily by shipments from Guinea. The long-haul nature of Guinea-to-China bauxite routes provides meaningful support to Capesize tonne-mile demand. Overall, Capesize tonne-miles in Q4 2025 expanded by approximately +7.2% year-on-year, reflecting these trade developments as well as the ongoing impact of vessel re-routings away from the Red Sea and Suez Canal.

Fleet inefficiencies in recent years — first from COVID-19 disruptions, then from Red Sea re-routing and Panama Canal restrictions — pushed tonne-mile demand above what underlying cargo growth alone would have implied. These tailwinds partially remain in place, though any normalization of Red Sea transit conditions or resolution of geopolitical disruptions could release absorbed capacity and weigh on rates. In addition, excess capacity in other drybulk vessel classes could impact Capesize charter rates, as drybulk cargoes can be divided for transport in smaller vessels when economically viable. Any unexpected global economic downturn, as well as increased barriers to trade from protectionism and tariffs, could negatively impact the outlook for Capesize drybulk charter rates.

The Capesize orderbook-to-fleet ratio stood at approximately 11.4% at end-2025, compared to 8.9% at end-2020. The fleet age profile has shifted materially: the share of the Capesize fleet under 10 years old declined from approximately 64.9% at end-2020 to approximately 37.3% at end-2025, meaning an increasing share of the fleet is approaching or entering the age range where scrapping decisions become more economically relevant. At the same time, scrapping volumes in recent years have been negligible given the elevated earnings environment. Deliveries totaled approximately 7.7 million DWT in 2024, and the orderbook for 2025 deliveries stood at approximately 7.6 million DWT based on orderbook data.

In the medium term, structural changes to China’s economy — including a shift away from steel-intensive growth and a move towards cleaner energy production — suggest that seaborne iron ore and coal volumes should first peak and then slowly decline later in the decade. Incremental growth is expected to be driven in particular by India and Southeast Asia. Heightened charter rate volatility is likely to continue, especially in the spot market, which typically experiences higher peaks in strong markets and lower troughs in weak markets.

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

As of December 31, 2025 and December 31, 2024, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of some of our container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of certain of our container vessels, for which an impairment indicator existed as of December 31, 2025, by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter our vessels under multi-year, fixed rate period charters that have initial terms up to 18 years for our container vessels, providing us with contracted stable cash flows. The factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates.

As of December 31, 2025 and December 31, 2024, our revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated time charter equivalent rates for the remaining life of the vessel after the completion of its current contracts i.e. non-contracted revenue days. The estimated daily time charter equivalent rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container transportation industry is cyclical and subject to significant volatility based on factors beyond our control we believe that the most recent 5 to 15 years historical average time charter rates represent a reasonable benchmark for the estimated time charter equivalent rates for the non-contracted revenue days, as such averages take into account the volatility and cyclicality of the market and the remaining economic useful life of the respective vessel.

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

As of December 31, 2025 and December 31, 2024, our assessment concluded that step two of the impairment analysis was not required for any vessel in our fleet held and used, as their undiscounted projected net operating cash flows exceed their carrying value.

Impairment Sensitivity Analysis

As of December 31, 2025, an internal analysis, which is based on our vessel’s market valuation as described in our credit facilities and accepted by our lenders as of December 31, 2025, concludes that six of our container vessels may have current market values below their carrying values. We believe that each of the six container vessels identified as having estimated market values less than their carrying values, all of which are currently under long-term charters expiring between March 2027 and October 2030, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment.

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

The below table sets out the net book value of each of our vessels and we have indicated which of those have a net book value which exceeds its estimated market value as of December 31, 2025 and 2024.

			Net Book Value	Net Book Value
			December 31, 2025	December 31, 2024
	Capacity in	Year	(In thousands	(In thousands
Vessel	TEUs/DWT	Built	of Dollars)	of Dollars)
Kota Peony (2)(3)	13,100	2012	$107,212	$113,029
Kota Primrose (2)(3)	13,100	2012	107,349	113,149
Kota Plumbago (2)(3)	13,100	2012	108,579	114,406
Speed (2)(3)	13,100	2012	109,354	115,217
Ambition (2)(3)	13,100	2012	109,875	115,774
Express Berlin (2)	10,100	2011	84,868	89,678
Express Rome (2)	10,100	2011	86,118	91,001
Express Athens (2)(3)	10,100	2011	86,304	91,176
Le Havre	9,580	2006	41,302	43,058
Pusan C	9,580	2006	40,441	43,192
Bremen	9,012	2009	26,652	27,604
C Hamburg	9,012	2009	26,650	26,834
Niledutch Lion	8,626	2008	22,784	23,775
Kota Manzanillo	8,533	2005	19,259	20,171
Belita	8,533	2006	43,997	46,396
CMA CGM Melisande (2)	8,530	2012	74,170	77,144
CMA CGM Attila (2)	8,530	2011	70,163	72,915
CMA CGM Tancredi (2)	8,530	2011	71,611	74,518
CMA CGM Bianca (2)	8,530	2011	72,232	75,059
CMA CGM Samson (2)	8,530	2011	72,670	74,530
America	8,468	2004	31,279	33,686
Europe	8,468	2004	30,542	32,913
Kota Santos	8,463	2005	20,799	21,910
Catherine C	8,010	2024	97,597	100,705
Greenland	8,010	2024	97,978	100,639
Greenville	8,010	2024	98,852	101,987
Greenfield	8,010	2024	99,849	102,980
Interasia Accelerate	7,165	2024	83,730	86,420
Interasia Amplify	7,165	2024	84,902	87,610
CMA CGM Moliere (2)	6,500	2009	50,420	53,428
CMA CGM Musset (2)	6,500	2010	51,338	54,380
CMA CGM Nerval (2)	6,500	2010	51,872	54,921
CMA CGM Rabelais (2)	6,500	2010	52,489	55,536
Racine (2)	6,500	2010	53,026	55,216
YM Mandate (2)	6,500	2010	53,719	56,940
YM Maturity (2)	6,500	2010	54,635	57,867
Savannah	6,402	2002	8,663	8,730
Dimitra C	6,402	2002	8,754	8,821
Phoebe	6,014	2025	62,356	—
Greenhouse	6,014	2025	65,271	—
Suez Canal (2)	5,610	2002	27,337	30,458
Kota Lima	5,544	2002	27,815	30,888
Wide Alpha	5,466	2014	47,081	49,301
Stephanie C	5,466	2014	47,246	49,478
Euphrates	5,466	2014	47,041	49,221
Wide Hotel	5,466	2015	48,683	50,904
Wide India	5,466	2015	48,665	50,866
Wide Juliet	5,466	2015	48,702	50,898
Seattle C	4,253	2007	9,164	9,510
Vancouver	4,253	2007	9,263	9,613
Rio Grande	4,253	2008	10,378	10,788
Paolo (ex Merve A)	4,253	2008	10,790	11,226
Kingston	4,253	2008	11,075	11,539
Monaco	4,253	2009	11,274	11,756
Dalian	4,253	2009	11,686	12,188
Jamaica (ex Luanda)	4,253	2009	12,130	12,652
Derby D	4,253	2004	5,346	5,381
Tongala	4,253	2004	5,284	5,315
Dimitris C	3,430	2001	4,864	4,933
Express Brazil	3,400	2010	6,240	6,398
Express France	3,400	2010	6,276	6,395
Express Spain	3,400	2011	6,477	6,634
Express Argentina	3,400	2010	6,213	6,369
Express Black Sea	3,400	2011	6,573	6,737
Colombo	3,314	2004	7,590	7,959
Singapore	3,314	2004	7,723	8,084
Zebra	2,602	2001	3,884	3,949
Artotina	2,524	2001	3,769	3,851
Advance	2,200	1997	2,777	2,822
Future	2,200	1997	2,745	2,793
Sprinter	2,200	1997	2,763	2,808
Progress C	2,200	1998	2,802	2,849
Bridge	2,200	1998	2,794	2,837
Highway	2,200	1998	2,793	2,833
Phoenix D	2,200	1997	2,802	2,869
Integrity (1)	175,966	2010	18,988	20,052
Achievement (1)	175,966	2011	19,059	20,113
Ingenuity (1)	176,022	2011	20,659	21,744
Genius (1)	175,580	2012	21,271	22,342
Peace (1)	175,858	2010	18,297	19,340
W Trader (1)	175,879	2009	17,569	18,594
E Trader (1)	175,886	2009	17,659	18,679
Gouverneur (1)	178,043	2010	26,036	27,419
Valentine (1)	175,125	2011	26,641	28,217
Danaos (1)	176,536	2011	25,818	27,392
Total			$3,269,703	$3,290,309

(1)	Capesize bulk carriers’ capacity is expressed in dead weight tons (DWT).
(2)	Indicates 21 container vessels, for which the aggregate carrying values exceeded their aggregate estimated market value by approximately $226.3 million as of December 31, 2024.
(3)	Indicates six container vessels, for which the aggregate carrying values exceeded their aggregate estimated market value by approximately $40.3 million as of December 31, 2025.

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

In connection with the impairment testing of our vessels as of December 31, 2025, our internal analysis concludes that six of our container vessels may have current market values below their carrying values. We performed a sensitivity analysis on the most sensitive and/or subjective assumption – the estimated daily time charter equivalent rates used for non-contracted revenue days that has the potential to affect the outcome of the test, the projected charter rate used to forecast future cash flows for non - contracted days. The following table summarizes information about these six container vessels, including the breakeven charter rates and the one - year charter rate historical average for the last 1, 3, 5, 10 and 15 years, respectively.

Assumed
Rechartering
Rate(4)/Percentage
		difference	Historical	Historical	Historical	Historical	Historical
		between break	average	average	average	average	average
		even and	of 1-year	of 1-year	of 1-year	of 1-year	of 1-year
	Break Even	assumed	charter rates	charter rates	charter rates	charter rates	charter rates
	re‑chartering	re‑chartering	over the	over the	over the	over the	over the
	rates(3)	rates(5)	last 1 year	last 3 years	last 5 years	last 10 years	last 15 years
Vessel/Year Built	($ per day)	($ per day)/(%)	($ per day)	($ per day)	($ per day)	($ per day)	($ per day)
5 × 13,100 TEU vessels (2012)(1)	$28,108	$73,500 / 61.8%	$113,375	$90,675	$118,385	$73,540	$64,842
1 × 10,100 TEU vessels (2011)(2)	$24,537	$57,200 / 57.1%	$88,350	$70,667	$92,280	$57,220	$50,472
(1)

Our five 13,100 TEU vessels are under long - term time charter contracts with the earliest expiration dates of the charters being as follows: the Kota Peony in March 2027, the Kota Primrose in April 2027, the Kota Plumbago in July 2027, the Speed in March 2027 and the Ambition in April 2027.

(2)	Our one 10,100 TEU vessel is under long - term time charter contract with the earliest expiration date of its charter being as follows: the Express Athens in October 2030.
(3)

The breakeven re-chartering rate is the charter rate that if used in step one of the impairment testing will result in the undiscounted total cash flows being equal to the carrying value of the vessel.

(4)

Re-chartering rate used in our impairment testing as of December 31, 2025, to estimate the revenues for the remaining life of the respective vessels after the expiration of their existing charter contracts.

(5)	The variance in percentage points of the breakeven re-chartering rate per day compared to the per day re-chartering assumption used in our impairment testing analysis as of December 31, 2025.

Furthermore, as discussed above, our internal analysis concludes that 79 of our vessels had a market value in excess of its net book value as of December 31, 2025.

Newly Implemented Accounting Principles:

None.

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of February 25, 2026, information for each of our directors and executive officers.

Name	Age	Position
Dr. John Coustas	69	President, Chief Executive Officer and Class I Director
Iraklis Prokopakis	75	Vice Chairman and Class II Director
Evangelos Chatzis	52	Vice President, Chief Financial Officer, Treasurer and Secretary
Dimitris Vastarouchas	58	Vice President and Chief Operating Officer
Filippos Prokopakis	43	Chief Commercial Officer
Petros Christodoulou	65	Class I Director
Myles R. Itkin	78	Class I Director
Charalampos Pampoukis	66	Class III Director
Richard Sadler	64	Class III Director

The term of our Class I directors expires in 2027, the term of our Class III directors expires in 2028 and the term of our Class II director expires in 2026. Certain biographical information about each of these individuals is set forth below.

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

Filippos Prokopakis is our Chief Commercial Officer. On November 10, 2023, Filippos Prokopakis, who had been serving as Commercial Director of Danaos Shipping, was appointed Chief Commercial Officer of the Company. Mr. Filippos Prokopakis had been with Danaos Shipping since 2012 and has over 14 years of experience in the shipping and logistics industry. During his tenure with Danaos Shipping, he has been in charge of chartering and sale and purchase activities and has developed considerable experience across all commercial operations. Prior to joining Danaos Shipping, Filippos was a Project Manager at Mamidoil — Jetoil S.A., responsible for commercial operations concerning aviation fuel, contract negotiations, market analysis and forecasting. He holds a bachelor’s degree in business administration from Hofstra University, New York, a Master of Science degree in International Marketing from London South Bank University and Certificates in the fields of Shipping, Negotiations and Decision Making. He is the nephew of Iraklis Prokopakis.

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

Charalampos Pampoukis has been a member of our board of directors since May 30, 2025. Charalampos Pampoukis is a prolific scholar and legal writer who holds numerous accolades in the field of international trade law. He is currently the Director at the Hellenic Institute of International and Foreign Law at the National and Kapodistrian University of Athens, where he teaches courses in Private International Law and International Trade Law. He has previously taught at the Hague Academy of International Law, and has authored three major treatises on private international and business law and arbitration,. Charalampos Pampoukis has been a licensed attorney since 1984 and is a founder and managing partner of a law firm, PMN-Pampoukis — Maravelis — Nikolaidis & Associates (Alpha Law), recognized for its international litigation and international corporate practice. Previously, Charalampos Pampoukis served as Secretary General in the Ministry of Foreign Affairs (1999 – 2000), Minister of State and to Prime Minister (2009 – 2011) and Minister Alternate in Maritime Affairs (2011) in Greece and was honored by the President of the French Republic by being nominated as Commandeur de la Légion d’honneur. Charalampos Pampoukis currently serves on the board of directors of Aktor Group of Companies, Athens International Airport and Alter Ego Media, all of which are listed on the Athens Stock Exchange, and took an active role in the successful listing of the latter two on the Athens Stock Exchange. Charalampos Pampoukis studied law in Paris (Paris I — Panthéon — Sorbonne) from where he also obtained a PhD with honors in 1990 (Docteur d’Etat en droit).

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

Compensation of Directors and Senior Management

In 2025, our Vice Chairman received annual fees of $100,000 and our other non-executive directors received annual fees of $85,000, in each case plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under “—Equity Compensation Plan.” The audit committee chairman receives an additional annual fee of $15,000. For the years ended December 31, 2025, 2024 and 2023, non-executive directors received an additional bonus reward of $270,000, $227,500 and $147,500, respectively, in the aggregate. We do not have service contracts with any of our non-employee directors. We have employment agreements with one director who is also the Chief Executive Officer of our company, as well as with our other three executive officers.

We directly employ our executive officers, which in 2025 comprised our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer. Our executive officers, which prior to November 2023 consisted of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, received aggregate cash compensation of $2.6 million (€2.3 million), $2.5 million (€2.3 million) and $2.2 million (€2.0 million) for the years ended December 31, 2025, 2024 and 2023, respectively, and for the year ended December 31, 2025, the Company distributed an additional $4.8 million in the aggregate as a one-off discretionary cash bonus to executive officers. As of January 1, 2026, the annual base compensation of our executive officers is €3.0 million in the aggregate. Our executive officers are also eligible, at the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “—Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $9.8 million, $8.2 million and $6.3 million in the years ended December 31, 2025, 2024 and 2023, respectively, in respect of the grant of 104,000, 100,000 and 100,000, respectively, fully vested shares to executive officers.

In addition, effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the “Other Comprehensive Income” in 2022, out of which advances amounting to $7.8 million were exercised and recognized under “Other (expense)/income, net” in the Consolidated Statement of Income in the year ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another one was appointed to a new position. Defined benefit obligation of $21.5 million and $12.9 million is presented under “Other long-term liabilities” as of December 31, 2025 and December 31, 2024, respectively. See “Note 19, Executive Retirement Plan” to our audited consolidated financial statements included elsewhere in this report.

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

Employees

We directly employ our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, which are the only employees of Danaos Corporation or its subsidiaries. As of December 31, 2025, 4,116 people served on board the vessels in our fleet and 282 people provided services to us on shore. Other than the officers noted above, there are no other employees of Danaos Corporation or its subsidiaries. Crew wages and other related expenses are paid by our Manager and our Manager is reimbursed by us. We are not responsible for the compensation of the shore-based employees of our Manager or Danaos Chartering. In 2024, we awarded employees of our Manager an aggregate of 30,000 restricted shares of common stock. In addition, in each of the years ended December 31, 2025 and 2024, we awarded employees of our Manager an aggregate cash awards of $2.0 million.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Board of Directors

On February 25, 2026, we had six members on our board of directors, following the appointment of Dr. Pampoukis to the Board in May 2025 and the resignation of Mr. Repko from the Board in October 2025. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Pampoukis and Sadler, is independent within the requirements of the New York Stock Exchange.

To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2026. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Corporate Governance

The board of directors and our company’s management has engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC. Our Restated Articles of Incorporation and amended and restated Bylaws are the foundation of our corporate governance. We have adopted a number of key documents that are the foundation of our corporate governance, including:

●	the Corporate Governance Guidelines;
●	a Code of Business Conduct and Ethics for officers and employees;
●	a Code of Conduct and Ethics for Corporate Officers and Directors;
●	a Suppliers’ Code of Conduct;
●	an Ethics and Compliance Policy;
●	an Anti-Fraud Policy;
●	an Anti-Bribery and Corruption Policy;

●	an Anti-Money Laundering Policy;
●	an Insider Trading Policy;
●	a Compensation Recovery Policy;
●	a Nominating and Corporate Governance Committee Charter;
●	a Compensation Committee Charter;
●	an Audit Committee Charter; and
●	an Environmental, Social and Governance (ESG) Committee Charter.

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

Audit Committee

Our audit committee consists of Myles R. Itkin (chairman), Charalampos Pampoukis and Petros Christodoulou each of whom our Board has determined is independent within the requirements of the NYSE and SEC. Our board of directors has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K. The audit committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors’ performance. During 2025, there were five meetings of the audit committee.

Compensation Committee

Our compensation committee consists of Petros Christodoulou (chairman), Charalampos Pampoukis and Richard Sadler. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. During 2025, there were four meetings of the compensation committee.

Environmental, Social and Governance (ESG) Committee

Our environmental, social and governance committee consists of Iraklis Prokopakis (chairman), Richard Sadler and Petros Christodoulou. The Board has established the ESG Committee to assist, advise and act on behalf of the board in: (1) providing oversight and guidance with respect to the Company’s environmental (including with respect to climate change), social (including with respect to social and political trends), and corporate responsibility matters (“ESG Matters”); (2) evaluating and recommending initiatives for ESG Matters for adoption by the Company; (3) assessing risks and opportunities regarding ESG Matters; (4) promoting practices for ESG Matters within the Company’s business culture and processes. During 2025, there were four meetings of the ESG Committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Charalampos Pampoukis (chairman), Iraklis Prokopakis and Myles R. Itkin. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time. During 2025, there were five meetings of the nominating and corporate governance committee.

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

On November 10, 2023, November 8, 2024 and November 14, 2025, the Company granted 100,000,100,000 and 104,000 fully vested shares, respectively. to executive officers. On December 18, 2024 the Company granted an aggregate of 30,000 restricted shares of common stock to certain employees of the Manager, which are scheduled to vest over four years, subject to continued service. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares on the grant date.

Stock based compensation expenses of $16.8 million, $14.6 million and $12.7 million, which includes 100,000 shares issued each year to Danaos Shipping as part of its annual management fee, were recognized under “General and administrative expenses” in our Consolidated Statements of Income in the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, 28,000 restricted shares were outstanding with aggregate compensation expense of $1.7 million related thereto expected to be recognized as the shares vest over the remaining 3-year vesting period.

The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008, and amended and restated as of August 26, 2025. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2025, 2024 and 2023, none of the directors elected to receive his compensation in shares of Danaos common stock. Refer to Note 17, “Stock Based Compensation”, in the notes to our consolidated financial statements included elsewhere herein.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager or Danaos Shipping, and Danaos Chartering Services Inc., which we refer to as Danaos Chartering, are each ultimately owned by Danaos Investment Limited as the trustee of the 883 Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as trustee of the 883 Trust. DIL is also our largest stockholder, owning approximately 52.4% of our outstanding common stock as of February 25, 2026. Danaos Shipping has provided services to our vessels since 1972 and continues to provide technical, administrative and certain general services which support our business, as well as comprehensive ship management services such as technical supervision and, until 2025, commercial management, including chartering our vessels, pursuant to a management agreement. From 2025, Danaos Chartering provides us with commercial management services, including chartering our vessels and sale and purchase brokerage services, pursuant to a brokerage services agreement.

On November 10, 2023, we entered into an amended and restated management agreement with Danaos Shipping, extending the term of the management agreement with Danaos Shipping, dated April 1, 2021, from December 31, 2024 to December 31, 2025 and modifying the fees payable thereunder. On February 3, 2025, we entered into (1) an amended and restated management agreement with Danaos Shipping, removing the provision of certain commercial services to us by Danaos Shipping and the related fees payable by us, and (2) a brokerage services agreement with Danaos Chartering for the provision of such commercial services for the same fees previously payable to Danaos Shipping which were eliminated in the amended and restated management agreement. On August 1, 2025, we entered into an amended and restated management agreement with Danaos Shipping, extending the term of the management agreement with Danaos Shipping, dated April 1, 2021, from December 31, 2025 to December 31, 2026 and modifying the fees payable thereunder as described below under “—Compensation of Our Manager and Danaos Chartering”, and an amended and restated brokerage services agreement with Danaos Chartering extending the term of the brokerage services agreement with Danaos Chartering, dated February 3, 2025, from December 31, 2025 to December 31, 2026.

Management fees in respect of continuing operations under our management agreement amounted to approximately $31.1 million in 2025, $29.1 million in 2024 and $21.5 million in 2023. The related expenses are presented under “General and administrative expenses” on the Consolidated Statement of Income. We recognized non-cash share-based expense of $6.3 million in respect of 100,000 shares of common stock issued to Danaos Shipping in each of the years ended December 31, 2025, 2024 and 2023, which is presented under “General and administrative expenses” in the Consolidated Statements of Income. We pay monthly advances in regard to the next month’s vessels’ operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under “Due from related parties” and totaled $46.8 million and $52.6 million as of December 31, 2025 and 2024, respectively.

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

Compensation of Our Manager and Danaos Chartering

Under the amended and restated management agreement dated August 1, 2025, we will pay to Danaos Shipping the following fees: (i) an annual management fee of $2.0 million for the remainder of 2025 and $2.5 million for 2026, effective as of January 1, 2026, (ii) 100,000 shares of the Company’s common stock, payable annually, (iii) a daily vessel management fee of $475 for vessels on bareboat charter for the remainder of 2025 and $550 for vessels on bareboat charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days we own each vessel, (iv) a daily vessel management fee of $950 for vessels on time charter or voyage charter for the remainder of 2025 and $1,100 for vessels on time charter or voyage charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days we own each vessel, (v) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on-premises supervision of any newbuilding contracts by selected engineers and others of its staff, and (vi) a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

Under the brokerage services agreement, dated August 1, 2025, we will pay to Danaos Chartering the following fees in 2026: (i) a management fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel and (ii) a fee of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including newbuilding contracts. These are the same fees that we paid in 2025 and in 2024 under our management agreement with Danaos Shipping. In 2023, we paid Danaos Shipping: (i) a daily management fee of $850, (ii) a daily vessel management fee of $425 for vessels on bareboat charter, for each calendar day we owned each vessel, and (iii) a daily vessel management fee of $850 for vessels on time charter or voyage charter, for each calendar day we owned each vessel, (iv) fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel. We believe the fees we pay Danaos Shipping and Danaos Chartering are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

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

Term and Termination Rights

The management agreement with Danaos Shipping and brokerage services agreement with Danaos Chartering, which we refer to together as our “management agreements,” are each for a term expiring on December 31, 2026. Our management agreements each automatically extend for additional 12-month terms, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term. For each subsequent 12-month term, the fees and commissions will be set at a mutually agreed upon rate between us and Danaos Shipping and Danaos Chartering, respectively, no later than 30 days prior to the commencement of the applicable subsequent term.

Termination Rights of our Manager and Danaos Chartering. Danaos Shipping may terminate the management agreement and Danaos Chartering may terminate the brokerage services agreement, prior to the end of their respective terms in the two following circumstances:

●	if any moneys payable by us under the management agreement shall not have been paid within 60 business days of payment having been demanded in writing; or
●	if at any time we default in the performance of any other of our material obligations under the respective agreement and the matter is unresolved within 60 business days after we are given written notice from Danaos Shipping or Danaos Chartering, as applicable.

Our Termination Rights. We may terminate the management agreement prior to the end of its term in the two following circumstances upon providing the respective notice:

●	if at any time our Manager neglects or fails to perform its principal duties and obligations under the management agreement in any material respect and the matter is unresolved within 20 business days after our Manager receives written notice of such neglect or failure from us; or
●	if any moneys payable by the Manager under or pursuant to the management agreement are not promptly paid or accounted for in full within 10 business days by the Manager in accordance with the provisions of the management agreement.

We have equivalent termination rights under our brokerage services agreement with Danaos Chartering.

We also may terminate the management agreement immediately under any of the following circumstances:

●	if either we or our Manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;
●	if either we or our Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our Manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our Company or the Manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our Company or the Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager’s or our Company’s undertaking, property or assets or if an order is made or a resolution is passed for our Manager’s or our winding up;
●	if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our Manager’s property which is not discharged within 20 business days;

●	if the Manager ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by us; or
●	if either our Manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our Manager respectively for a period of two consecutive months or more.

We have equivalent termination rights under our brokerage services agreement with Danaos Chartering.

In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

●	if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;
●	if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel’s constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;
●	if the vessel covered by such ship management agreement is requisitioned for title or any other compulsory acquisition of the vessel occurs, otherwise than by requisition by hire; or
●	if the vessel covered by such ship management agreement is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within 20 business days.

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

Sale of Our Manager or Danaos Chartering

Our Manager and Danaos Chartering have each agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services it performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager or Danaos Chartering, we have a right of first refusal to purchase our Manager and Danaos Chartering, respectively. This prohibition and right of first refusal is in effect throughout the term of the management agreement and brokerage services agreement, respectively, and for a period of one year following the expiry or termination of such agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to directly or indirectly, own (i) 80% of the outstanding capital stock of our Manager and Danaos Chartering during the term of the management agreement and brokerage services agreement, respectively, and (ii) 80% of the voting power of our the outstanding capital stock of our Manager and Danaos Chartering. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager and Danaos Chartering, as applicable, owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary). Under the terms of certain of our financing agreements, a change in control of our Manager, a breach by our Manager of its undertaking to our lenders or our management agreement would constitute an event of default under such financing agreements.

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a Deputy Chairman of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2025, 2024 and 2023, we paid premiums of $12.1 million, $9.3 million and $8.7 million, respectively, to The Swedish Club under these insurance policies.

Danaos Management Consultants

Our Chief Executive Officer, Dr. John Coustas, co-founded and until February 2023 had a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our Manager. Dr. Coustas has not participated in the day-to-day management of Danaos Management Consultants in recent years.

Offices

We occupy office space that is owned by our Manager and which is provided to us as part of the services we receive under our management agreement.

Acquisition of Marketable Securities

In June 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of Eagle Bulk Shipping Inc., for $68.2 million. Of this amount, we acquired 993,529 shares for $43.72 million in open market transactions and 559,336 shares for $24.4 million from Virage International Ltd. (“Virage”), which is wholly-owned by DIL, in a privately negotiated transaction. Virage acquired these shares for $24.48 million (including commissions) in open market purchases in April and May 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, together with our subsequent open market purchases of 2,185,967 shares in 2025, as of December 31, 2025, we own 6,256,181 shares of common stock of Star Bulk Carriers Corp.

CTTC

In 2024 and 2025, we provided debt funding of $2.1 million to CTTC, in which we have a 49% ownership interest, which bore interest at a rate of SOFR plus a margin of 2.0% and had a maturity date of December 31, 2025. On October 3 2025, we entered into an amended and restated facility agreement to provide CTTC with additional funding of $0.4 million, resulting in total debt funding of $2.5 million in the form of a loan bearing interest at a rate of SOFR plus a margin of 2.0%, with a maturity date of December 31, 2026. See “Note 3, Investments in Affiliates”, to our audited financial statements included elsewhere in this annual report.

Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 25, 2026 held by:

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

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 25, 2026 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 18,203,475 shares of common stock outstanding as of February 25, 2026. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Number of
	Shares of	Percentage
	Common	of
	Stock	Common
	Owned	Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	9,538,502	52.4%
Iraklis Prokopakis Vice Chairman of the Board of Directors	195,000	1.1%
Evangelos Chatzis Chief Financial Officer, Treasurer and Secretary	50,000	*
Dimitris Vastarouchas Chief Operating Officer	—	—
Filippos Prokopakis Chief Commercial Officer	4,001	*
Myles R. Itkin Director	4,000	*
Charalampos Pampoukis Director	—	—
Petros Christodoulou Director	—	—
Richard Sadler Director	—	—
All executive officers and directors as a group (9 persons)	9,791,503	53.8%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	9,538,502	52.4%
*	Less than 1%.
(1)	By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.
(2)	According to a Schedule 13D/A jointly filed with the SEC on November 19, 2025 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of five members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

As of February 25, 2026, we had approximately 36 stockholders of record, one of which was located in the United States and held an aggregate of 18,058,841 shares of common stock. The United States stockholders of record is CEDEFAST, a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

DIL owns approximately 52.4% of our outstanding common stock, as of February 25, 2026. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our board of directors and other significant corporate actions.

A “Change of Control”, as defined in our senior secured facilities, will give rise to the lenders thereunder having the right to require the mandatory prepayment in full of such facilities and a cancellation of any undrawn commitments, including the revolving credit facility. See “Item 5. Operating and Financial Review and Prospects— Credit Facilities.” In addition, the terms of our 2028 Senior Notes and 2032 Senior Notes require us to offer to repurchase all of our outstanding 2028 Senior and 2032 Senior Notes, respectively, if there is a “change of control” as defined in the indenture for our 2028 Senior Notes and 2032 Senior Notes, respectively. See “Item 5. Operating and Financial Review and Prospects—Senior Notes.”

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

Dividend Policy. We reinstated quarterly cash dividend payments in 2021. We declared and paid dividends of $63.6 million to our stockholders from our retained earnings in 2025, paying a dividend of $0.85 per share of common stock in March, June and August and $0.90 per share of common stock in December. On February 9, 2026, we declared a dividend of $0.90 per share of common stock, which is payable on March 4, 2026 to shareholders of record as of February 23, 2026.

Under our credit facilities we are permitted to pay dividends so long as no event of default has occurred or would occur as a result of the payment of such dividends, and we remain in compliance with the financial and other covenants thereunder, including the collateral coverage requirements. Our Senior Notes Indentures contain limitations on the amount we can pay as dividends on our capital stock. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Declaration and payment of any future dividend is subject to the discretion of our board of directors. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments. See “Item 3. Key Information—Risk Factors—Risks relating to our common stock” for a discussion of the risks related to dividend payments.

Item 9. The Offer and Listing

Since our initial public offering in the United States in October 2006, our common stock has been listed on the New York Stock Exchange under the symbol “DAC.”

Item 10. Additional Information

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of blank check preferred stock, $0.01 par value per share. In June 2022, we announced a share repurchase program of up to $100 million of our common stock, and increases of $100 million in November 2023 and April 2025, for a total repurchase program amount of $300 million. We have repurchased a total of 3,247,444 shares of our common stock in the open market for $235.1 million under the repurchase program, including 927,527 shares in 2025 for $76.1 million, and 60,819 shares for $5.9 million in the period from January 1, 2026 to February 25, 2026. As of December 31, 2025, 25,790,190 shares of common stock were issued and 18,264,294 shares of common stock were outstanding, and as of February 25, 2026, 25,790,190 shares of common stock were issued and 18,203,475 shares of common stock were outstanding, reflecting the repurchase of 60,819 shares from January 1, 2026 to February 25, 2026. No shares of preferred stock were issued or outstanding as of December 31, 2025 and February 25, 2026. All of our shares of stock are in registered form.

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

Amended and Restated Management Agreement. For a description of the Amended and Restated Management Agreement, dated August 1, 2025, between Danaos Shipping Company Limited and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreements.”

Brokerage Services Agreement. For a description of the Amended and Restated Brokerage Services Agreement, dated August 1, 2025, between Danaos Chartering Services Inc. and Danaos Corporation, please see “Item 7. Major Shareholders and Related Party Transactions—Management Agreements.”

Amended and Restated Restrictive Covenant Agreement. For a description of the Amended and Restated Restrictive Covenant Agreement, dated February 3, 2025, between Danaos Corporation, DIL and Dr. John Coustas, please see “Item 7. Major Shareholders and Related Party Transactions—Non-competition.”

Senior Notes Indentures. For a description of the Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, please see “Item 5. Operating and Financial Review and Prospects - Senior Notes.”

For a description of the Indenture, dated as of October 16, 2025, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, please see “Item 5. Operating and Financial Review and Prospects—Senior Notes”.

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

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2025, our common stock, which is the sole class of our issued and outstanding stock, was “primarily traded” on the New York Stock Exchange. We expect that that will also be the case for subsequent taxable years, but no assurance can be given that this will be the case, or that we otherwise will be eligible for the Publicly-Traded Test.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the “listing threshold”. Since our common stock is our sole class of stock, we satisfied the listing threshold for 2025 and expect to continue to do so for subsequent taxable years.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests for 2025. We expect to continue to satisfy these requirements for subsequent taxable years, but no assurance can be given that this will be the case. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2025 and may be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

Approximately 52.4% of our outstanding shares of common stock, as of February 25, 2026, will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a “qualified stockholder” or where the 883 Trust transfers some or all of our shares that it holds, Dr. Coustas’ compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas’ death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a “qualified stockholder” or that any “qualified stockholder” to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

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

While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2025. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit held in Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299; (5th Cir. 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would disagree with the Tidewater decision. If the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, including if we increase our cash on hand, or that we can avoid being treated as a PFIC for any taxable year.

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

Assuming no changes to our borrowings or hedging instruments after December 31, 2025, a 10 basis points increase in interest rates on our floating rate debt outstanding on December 31, 2025 would result in a $0.5 million increase in interest expense in 2026. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2025 we incurred approximately 24.4% of our operating expenses in currencies other than U.S. dollars (mainly in Euros). A hypothetical 10% increase in U.S. dollars/Euro exchange rate would have increased our operating expenses by approximately $4.1 million for the year ended December 31, 2025. As of December 31, 2025, approximately 35.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

15A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2025. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

In making its assessment of our internal control over financial reporting as of December 31, 2025, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025, which is included in Item 15C. below.

15C. Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026, expressed an unqualified opinion on those financial statements.

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

February 27, 2026

15D. Change in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit Committee consists of three independent directors, Myles R. Itkin, who is the chairman of the committee. Petros Christodoulou and Charalampos Pampoukis. Our board of directors has determined that Myles R. Itkin, whose biographical details are included in “Item 6. Directors, Senior Management and Employees,” qualifies as an audit committee financial expert as defined under current SEC regulations. Mr. Itkin is independent in accordance with the listing standards of the New York Stock Exchange and SEC rules.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics for officers and employees of our company and a Code of Conduct and Ethics for Corporate Officers and Directors, copies of which are posted on our website, and may be viewed at http://www.danaos.com. We will also provide a paper copy of these documents free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics or the Code of Conduct and Ethics have been granted to any person during the year ended December 31, 2025.

Item 16C. Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (PCAOB ID 1163) (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2025, 2024 and 2023.

The chart below sets forth the total amount billed and accrued for Deloitte’s services performed for 2025 and 2024 and breaks down these amounts by the category of service.

	2025	2024

	(in thousands of dollars)
Audit fees	$529.8	$396.4
Tax fees	26.9	—
Total fees	$556.7	$396.4

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements, the reviews of our interim consolidated financial statements included in our quarterly reports, and in connection with the review of the registration statements and related consents required for SEC or other regulatory filings and the issuance of comfort letters.

Tax Fees

Tax fees represent professional tax advisory services rendered for the year ended December 31, 2025. There were no such fees in 2024.

Audit-related Fees; Other Fees

No audit-related, or other services were provided for the years ended December 31, 2025 and 2024.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 14, 2022, we announced that our Board of Directors had authorized the repurchase of up to $100.0 million of shares of our common stock. Our Board of Directors subsequently approved increases to the program of $100.0 million on November 10, 2023 and $100.0 million on April 14, 2025, resulting in a total authorized repurchase amount of $300.0 million. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

We repurchased 60,819 shares of our common stock in the open market for $5.9 million for the period January 1, 2026 to February 25, 2026; 927,527 shares for $76.1 million in the year ended December 31, 2025; 661,103 shares for $53.9 million in the year ended December 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the year ended December 31, 2022.

The below table presents information about our stock repurchases in the period from January 1, 2026 through February 25, 2026 and the year ended December 31, 2025. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

				Maximum
				approximate Dollar
			Total number of	value of shares that
			shares purchased	may yet be
			as part of publicly	purchased under the
	Total number of	Average price paid	announced	program
Period	shares purchased	per share (in US$)	program	(in US$ million)
January 2 to January 31, 2025	158,876	$79.09	2,417,974	$34.4
February 1 to February 28, 2025	164,030	$81.91	2,582,004	$20.9
March 3 to March 20, 2025	90,549	$79.68	2,672,553	$13.7
April 3 to April 30, 2025	264,605	$73.46	2,937,158	$94.3
November 3 to November 24, 2025	127,359	$93.42	3,064,517	$82.4
December 10 to December 31, 2025	122,108	$94.23	3,186,625	$70.9
Total	927,527	$82.00	3,186,625	$70.9
Period
January 2 to January 31, 2026	60,559	$97.76	3,247,184	$65.0
February 1 to February 5, 2026	260	$100.0	3,247,444	$64.9
Total	60,819	$97.77	3,247,444	$64.9

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

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. Accordingly, we have implemented processes for identifying, assessing, and mitigating cybersecurity risks as part of our Enterprise Risk Management (ERM) process. In line with recognized industry standards - including, but not limited to, the National Institute of Standards and Technology (NIST) Cybersecurity Framework, the General Data Protection Regulation (GDPR), and the Network & Information Systems Directive 2022 (NIS2) - we maintain a cybersecurity risk management program designed to identify, assess, and mitigate material cybersecurity risks. Our IT infrastructure and information security management systems have also been ISO 27001:2022 certified, underscoring our commitment to integrity, transparency, and data safety.

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

We maintain a Cybersecurity Incident Response Plan (“CIRP”) designed to guide the Company’s response to cybersecurity incidents, including procedures to identify, escalate, contain, mitigate, and recover from events that could adversely affect our information systems, networks, or data. The CIRP defines roles and responsibilities for incident response, including escalation and internal reporting processes, and is periodically reviewed and tested to support operational readiness.

To support the effectiveness of our incident response and cybersecurity controls, we engage independent third-party cybersecurity specialists to conduct regular security testing and exercises. These activities include, but are not limited to, penetration testing, vulnerability assessments, and social engineering assessments, and are designed to evaluate the resilience of our technical controls, processes, and personnel against evolving threat scenarios.

We also perform regular assessments of our cybersecurity program to evaluate alignment with recognized frameworks and guidance, including the NIST Cybersecurity Framework and the International Maritime Organization’s Guidelines on Maritime Cyber Risk Management, as revised, as well as applicable international standards. These assessments inform the ongoing development and continuous improvement of our cybersecurity risk management practices, including updates to policies, controls, and incident response procedures, as appropriate.

To date, risks from cybersecurity threats have not materially affected us, and we do not believe they are reasonably likely to have a material effect on our business strategy, results of operations, or financial condition. Nevertheless, we may occasionally experience threats to, and security incidents affecting, our data and systems. We will promptly disclose any material cybersecurity incident in accordance with applicable SEC requirements. For more information, please see the risk factor entitled “We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.” under “Item 3—Key Information—Risk Factors” in this annual report.

Governance

To oversee our cybersecurity risk management program and policies, the role and responsibilities of the Chief Information Security Officer are performed by an external IT advisory company. The Chief Information Security Officer has primary responsibility for strategy, governance, and risk oversight of our cybersecurity measures, working in cooperation with our Head of IT and under the guidance of our Chief Operating Officer. The IT Department, led by the Head of IT—who has over 30 years of experience in information technology and cybersecurity risk management—implements the technical controls and processes designed to mitigate cybersecurity risks, as well as regularly monitoring and updating these measures to adapt to evolving threats. In addition, the IT Department oversees a Security Operations Center (SOC) that is operated by an external provider, employing specialized technology professionals who continuously monitor our systems for potential cybersecurity risks.

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

As part of our Board of Directors’ ERM process, the Board has ultimate responsibility for overseeing cybersecurity risk management. The Audit Committee, which receives updates on cybersecurity at least quarterly (and more frequently if circumstances warrant), oversees our cybersecurity program. Pursuant to its charter, the Audit Committee reviews our cybersecurity and other information technology risks, controls, and procedures, including our plans for cybersecurity risk mitigation and incident response. The Compliance Officer, alongside the Chief Operating Officer, provides periodic reports to the Audit Committee on cybersecurity and other IT risks. In the event of a cybersecurity incident that presents a critical risk to the Company, the Chief Operating Officer (and/or the Compliance Officer) would promptly report such incident to our Board of Directors, consistent with our escalation process.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-43 included herein by reference.

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

2.2

Indenture, dated as of February 11, 2021, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, including form of Danaos Corporation 8.500% Senior Notes due 2028 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on February 17, 2021)

2.3

Indenture, dated as of October 16, 2025, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent, including form of Danaos Corporation 6.875% Senior Notes due 2032 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 16, 2025)

4.1

Amended and Restated Management Agreement, dated August 1, 2025, between Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on August 5, 2025)

4.2

Amended and Restated Brokerage Services Agreement, dated August 1, 2025, between Danaos Corporation and Danaos Chartering Services Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K filed with the SEC on August 5, 2025)

4.3

Amended and Restated Restrictive Covenant Agreement, dated February 3, 2025, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 5, 2025)

4.4	Amended and Restated Danaos Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 6, 2019)

4.5	Amended and Restated Directors’ Share Payment Plan
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

Date: February 27, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Danaos Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Danaos Corporation and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. As of December 31, 2025, 6 out of 75 container vessels had impairment indicators.

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

February 27, 2026

We have served as the Company’s auditor since 2022.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
		December 31,	December 31,
	Notes	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$1,037,292	$453,384
Accounts receivable, net	14	38,730	25,578
Inventories		23,417	23,881
Prepaid expenses		2,093	1,902
Due from related parties	11	46,750	52,572
Other current assets	3,7,11,14	171,137	113,650
Total current assets		1,319,419	670,967
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,622,344 (2024: $1,458,978)	4	3,269,703	3,290,309
Advances for vessels under construction and vessel acquisition	5,10	428,147	265,838
Deferred charges, net	6	54,356	58,759
Other non-current assets	7	42,305	57,781
Total non-current assets		3,794,511	3,672,687
Total assets		$5,113,930	$4,343,654
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$17,274	$29,039
Accrued liabilities	8	28,772	23,644
Current portion of long-term debt, net	10	283,015	35,220
Unearned revenue	14	36,625	49,665
Other current liabilities		35,990	31,386
Total current liabilities		401,676	168,954
LONG-TERM LIABILITIES
Long-term debt, net	10	872,076	699,563
Unearned revenue, net of current portion	14	2,618	22,901
Other long-term liabilities	11	41,983	27,436
Total long-term liabilities		916,677	749,900
Total liabilities		1,318,353	918,854
Commitments and Contingencies	16
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of December 31, 2025 and December 31, 2024)	18	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of December 31, 2025 and December 31, 2024. 25,790,190 and 25,585,985 shares issued; and 18,264,294 and 18,987,616 shares outstanding as of December 31, 2025 and December 31, 2024, respectively)	18	183	190
Additional paid-in capital		591,584	650,864
Accumulated other comprehensive loss	13,19	(71,412)	(70,430)
Retained earnings		3,275,222	2,844,176
Total stockholders’ equity		3,795,577	3,424,800
Total liabilities and stockholders’ equity		$5,113,930	$4,343,654

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Years ended December 31,
	Notes	2025	2024	2023
OPERATING REVENUES	14,15	$1,042,456	$1,014,110	$973,583

OPERATING EXPENSES
Voyage expenses	11	(63,061)	(64,101)	(41,010)
Vessel operating expenses	11	(208,779)	(185,724)	(162,117)
Depreciation	4	(163,366)	(148,344)	(129,287)
Amortization of deferred drydocking and special survey costs	6	(44,074)	(29,161)	(18,663)
General and administrative expenses	11	(64,410)	(54,228)	(43,484)
Net gain on disposal/sale of vessels	4	—	8,332	1,639
Operating income		498,766	540,884	580,661

OTHER INCOME (EXPENSES):
Interest income		19,548	12,890	12,133
Interest expense and finance costs	10	(42,842)	(26,185)	(20,463)
Gain/(loss) on investments	7	29,541	(25,179)	17,867
Dividend income	7	1,680	9,276	1,056
Loss on debt extinguishment, net	10	(2,499)	—	(2,254)
Loss on equity investments	3	(1,039)	(1,629)	(3,993)
Other finance expenses		(3,722)	(3,593)	(4,274)
Other (expenses)/income, net	19	(1,197)	2,241	(812)
Loss on derivatives	13	(3,622)	(3,632)	(3,622)
Total Other Income/(Expenses), net		(4,152)	(35,811)	(4,362)

Income before income taxes		494,614	505,073	576,299
Income taxes	7	—	—	—
Net Income		$494,614	$505,073	$576,299

EARNINGS PER SHARE
Basic earnings per share of common stock (in $ per share)	20	$26.83	$26.15	$28.99
Diluted earnings per share of common stock (in $ per share)	20	$26.76	$26.05	$28.95
Basic weighted average number of common shares (in shares)	20	18,432,153	19,316,453	19,879,161
Diluted weighted average number of common shares (in shares)	20	18,480,301	19,384,879	19,903,655

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars)

		Year ended December 31,
	Notes	2025	2024	2023
Net Income		$494,614	$505,073	$576,299
Other Comprehensive Income/(Loss)
Prior service cost of defined benefit plan	19	(5,765)	867	(6,277)
Amortization of prior service cost of defined benefit plan	19	1,161	1,050	885
Amortization of deferred realized losses on cash flow hedges	13	3,622	3,632	3,622
Total Other Comprehensive Income/(Loss)		(982)	5,549	(1,770)
Comprehensive Income		$493,632	$510,622	$574,529

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of United States dollars, except number of shares in thousands and per share amounts in United States dollars)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of January 1, 2023	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net income	—	—	—	—	576,299	576,299
Dividends ($3.05 per share)	—	—	—	—	(60,698)	(60,698)
Repurchase of common stock	(1,131)	(11)	(70,599)	—	—	(70,610)
Stock based compensation	200	2	12,678	—	—	12,680
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive loss	—	—	—	(1,770)	—	(1,770)
As of December 31, 2023	19,419	194	$690,190	$(75,979)	$2,401,912	$3,016,317
Net income	—	—	—	—	505,073	505,073
Dividends ($3.25 per share)	—	—	—	—	(62,809)	(62,809)
Repurchase of common stock	(661)	(6)	(53,884)	—	—	(53,890)
Stock based compensation	230	2	14,556	—	—	14,558
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive loss	—	—	—	5,549	—	5,549
As of December 31, 2024	18,988	190	$650,864	$(70,430)	$2,844,176	$3,424,800
Net income	—	—	—	—	494,614	494,614
Dividends ($3.45 per share)	—	—	—	—	(63,568)	(63,568)
Repurchase of common stock	(928)	(9)	(76,051)	—	—	(76,060)
Stock based compensation	204	2	16,753	—	—	16,755
Issuance of common stock	—	—	18	—	—	18
Net movement in other comprehensive loss	—	—	—	(982)	—	(982)
As of December 31, 2025	18,264	183	591,584	(71,412)	3,275,222	3,795,577

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income	$494,614	$505,073	$576,299
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	163,366	148,344	129,287
Amortization of deferred drydocking and special survey costs	44,074	29,161	18,663
Amortization of assumed time charters	—	(4,534)	(21,222)
Amortization of finance costs	3,388	2,326	2,201
Debt discount amortization	99	—	—
Prior service cost and periodic cost	4,031	1,426	1,613
(Gain)/Loss on investments	(29,541)	25,179	(17,867)
Loss on equity investments	1,039	1,629	3,993
Loss on debt extinguishment, net	2,499	—	2,254
Net gain on disposal/sale of vessels	—	(8,332)	(1,639)
Payments for drydocking and special survey costs deferred	(39,671)	(50,568)	(31,121)
Stock based compensation	16,755	14,558	12,680
Amortization of deferred realized losses on interest rate swaps	3,622	3,632	3,622
(Increase)/Decrease in:
Accounts receivable	(3,783)	(5,403)	(4,296)
Inventories	464	630	(8,412)
Prepaid expenses	(191)	13	(603)
Due from related parties	5,822	(1,141)	(17,429)
Other assets, current and non-current	17,298	21,267	7,812
Increase/(Decrease) in:
Accounts payable	(11,765)	7,060	(390)
Accrued liabilities	5,128	3,186	236
Unearned revenue, current and long-term	(33,323)	(46,857)	(77,534)
Other liabilities, current and long-term	828	(24,899)	(1,855)
Net cash provided by operating activities	644,753	621,750	576,292
Cash flows from investing activities
Vessels additions and advances for vessels under construction and vessel acquisition	(296,690)	(659,343)	(268,035)
Net proceeds and insurance proceeds from disposal/sale of vessels	1,681	10,196	3,914
Investments in affiliates/marketable securities	(30,687)	(1,642)	(74,407)
Net cash used in investing activities	(325,696)	(650,789)	(338,528)
Cash flows from financing activities
Proceeds from long-term debt, net	620,675	362,000	—
Payments and prepayments of long-term debt	(190,764)	(27,970)	(27,500)
Payments of leaseback obligation	—	—	(72,925)
Dividends paid	(63,550)	(62,807)	(60,696)
Finance costs	(25,771)	(7,277)	(1,892)
Repurchase of common stock	(75,739)	(53,332)	(70,610)
Net cash provided by/(used in) financing activities	264,851	210,614	(233,623)
Net increase in cash and cash equivalents	583,908	181,575	4,141
Cash and cash equivalents, beginning of year	453,384	271,809	267,668
Cash and cash equivalents, end of year	$1,037,292	$453,384	$271,809

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$33,552	$21,572	$18,076
Repurchase of common stock not settled	$878	$558	$—

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

As of December 31, 2025, the Company owned 75 container vessels aggregating 477,491 TEUs and 25 container vessels under construction aggregating 163,950 TEUs. The Company has also invested in the dry bulk sector with the acquisition of 11 capesize drybulk carrier vessels on a fully delivered basis, aggregating approximately 1,943,286 DWT. Our container vessel fleet is chartered to many of the world’s largest liner companies on fixed-rate charters. Our drybulk carrier vessel fleet is chartered on a short-term basis to major dry bulk charterers.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

The vessel-owning companies (the “Danaos Subsidiaries”) for both container and drybulk vessels are listed below:

Container vessels as of December 31, 2025:

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Kota Peony	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Kota Primrose	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Kota Plumbago	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Teushipper (No 1) Corp.	March 14, 2022	Catherine C	2024	8,010
Teushipper (No 2) Corp.	March 14, 2022	Greenland	2024	8,010
Teushipper (No 3) Corp.	March 14, 2022	Greenville	2024	8,010
Teushipper (No 4) Corp.	March 14, 2022	Greenfield	2024	8,010
Boxsail (No. 1) Corp	March 4, 2022	Interasia Accelerate	2024	7,165
Boxsail (No. 2) Corp	March 4, 2022	Interasia Amplify	2024	7,165
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Boxsail (No. 3) Corp.	March 4, 2022	Phoebe(2)	2025	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Greenhouse(2)	2025	6,014
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Container vessels as of December 31, 2025 (Continued):

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU (1)
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Jamaica (ex Luanda)	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Merve A (tbr Paolo)	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
			Total TEU	477,491
(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.
(2)	The vessels Phoebe and Greenhouse were delivered to the Company in 2025.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Container vessels under construction as of December 31, 2025:

			Expected
Company	Date of Incorporation	Hull No.	Delivery(2)	TEU (1)
Boxline (No. 1) Corp.	June 7, 2023	YZJ2023-1556	Q3 2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	YZJ2023-1557	Q4 2026	8,258
Boxline (No. 3) Corp.	February 2, 2024	YZJ2024-1612	Q4 2026	8,258
Boxsail (No. 5) Corp.	June 13, 2024	C9200-7	Q1 2027	9,200
Boxsail (No. 6) Corp.	June 13, 2024	C9200-8	Q2 2027	9,200
Boxline (No. 8) Corp	June 6, 2025	CV5900-09	Q2 2027	6,014
Boxline (No. 4) Corp.	February 2, 2024	YZJ2024-1613	Q2 2027	8,258
Boxline (No. 5) Corp.	March 8, 2024	YZJ2024-1625	Q2 2027	8,258
Boxline (No. 6) Corp.	March 8, 2024	YZJ2024-1626	Q3 2027	8,258
Boxline (No. 7) Corp.	May 30, 2024	YZJ2024-1668	Q3 2027	8,258
Boxsail (No. 10) Corp.	June 13, 2024	H2596	Q3 2027	9,200
Boxline (No. 9) Corp.	July 25, 2025	C7100-9	Q3 2027	7,165
Boxline (No. 10) Corp.	August 26, 2025	C7100-10	Q3 2027	7,165
Boxsail (No. 7) Corp.	June 13, 2024	C9200-9	Q4 2027	9,200
Boxsail (No. 11) Corp.	June 13, 2024	H2597	Q4 2027	9,200
Boxline (No. 11) Corp.	November 24, 2025	S1162	Q4 2027	1,800
Boxline (No. 12) Corp.	November 24, 2025	S1163	Q1 2028	1,800
Boxsail (No. 8) Corp.	June 13, 2024	C9200-10	Q2 2028	9,200
Boxline (No. 13) Corp.	November 24, 2025	S1164	Q2 2028	1,800
Boxsail (No. 9) Corp.	June 13, 2024	C9200-11	Q3 2028	9,200
Boxline (No. 14) Corp.	November 24, 2025	S1165	Q3 2028	1,800
Boxline (No. 15) Corp.	November 24, 2025	S1166	Q4 2028	1,800
Boxsail (No. 12) Corp.	December 3, 2025	H2638	Q4 2028	5,300
Boxline (No. 16) Corp.	November 24, 2025	S1167	Q1 2029	1,800
Boxsail (No. 13) Corp.	December 3, 2025	H2639	Q1 2029	5,300
			Total TEU	163,950
(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.
(2)	Under construction container vessels’ expected delivery dates were sorted based on the upcoming deliveries.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation and General Information (Continued)

Capesize drybulk carrier vessels as of December 31, 2025:

			Year
Company	Date of Incorporation	Vessel Name	Built (2)	DWT (1)
Bulk No. 4 Corp.	July 14, 2023	Genius	2012	175,580
Bulk No. 2 Corp.	July 14, 2023	Achievement	2011	175,966
Bulk No. 3 Corp.	July 14, 2023	Ingenuity	2011	176,022
Bulk No. 8 Corp.	January 31, 2024	Danaos	2011	176,536
Bulk No. 10 Corp.	February 15, 2024	Valentine	2011	175,125
Bulk No. 1 Corp.	July 14, 2023	Integrity	2010	175,966
Bulk No. 5 Corp.	July 14, 2023	Peace	2010	175,858
Bulk No. 9 Corp.	February 2, 2024	Gouverneur	2010	178,043
Bulk No. 6 Corp.	September 15, 2023	W Trader	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader	2009	175,886
Bulk No. 11 Corp.	October 6, 2025	Drybulk capesize vessel(3)	2009	182,425
			Total DWT	1,943,286

(1)DWT, dead weight tons, the international standard measure for drybulk vessels capacity.

(2)Capesize drybulk carrier vessels are sorted by their year built, from newest to oldest.

(3)	On October 17, 2025, the Company entered into an Memorandum of Agreement to purchase a drybulk capesize vessel which is expected to be delivered to the Company by the end of the first quarter of 2026 (Note 4).

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is obtained by the Company.

The Company determines whether it has a controlling financial interest in another entity by first assessing whether the entity is a voting interest entity or a variable interest entity (“VIE”) in accordance with ASC 810 “Consolidation”. The Company consolidates voting interest entities in which it owns all, or a majority (generally greater than 50%), of the voting interests. For all other arrangements, the Company evaluates whether the entity is a VIE and whether the Company is its primary beneficiary, which would require consolidation. A VIE is an entity in which the equity holders lack the characteristics of a controlling financial interest, have not provided sufficient equity to finance the entity’s activities, or hold voting rights that are disproportionate to their exposure to expected losses or residual returns. Based on these evaluations, the Company did not identify any VIEs requiring consolidation for the years 2025, 2024, or 2023. Intercompany balances and unrealized gains and losses are eliminated upon consolidation.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include, but are not limited to, the useful lives and recoverability of long-lived assets, impairment assessments, expected credit losses, provisions for legal and other contingencies, and assumptions used in employee benefit obligations. Estimates are based on historical experience and other factors considered reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and/or conditions.

Reclassifications in Other Comprehensive Income/(Loss): The Company had the following reclassifications out of Accumulated Other Comprehensive Loss during the years ended December 31, 2025, 2024 and 2023, respectively (in thousands):

		Year ended December 31,
	Location of Reclassification into Income:	2025	2024	2023
Amortization of deferred realized losses on cash flow hedges	Loss on derivatives	$3,622	$3,632	$3,622
Reclassification of prior service cost of defined benefit plan	Other income/(expenses), net	1,161	1,050	885
Total Reclassifications		$4,783	$4,682	$4,507

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Consolidated Statements of Income. The foreign currency exchange losses recognized in the accompanying Consolidated Statements of Income for each of the years ended December 31, 2025, 2024 and 2023 were $0.7 million, $0.3 million and $0.5 million, respectively, and are presented under “Vessel operating expenses” in the Consolidated Statements of Income.

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

Accounts Receivable, Net: The amount shown as Accounts Receivable, net, at each balance sheet date includes estimated recoveries from charterers for hire from operating leases accounted for in accordance with Topic 842 and freight and demurrage billings, net of a provision for doubtful accounts. Amounts receivable from freight and demurrage billings were not material as of December 31, 2025 and December 31, 2024. Accounts receivable are short term in duration as payments are expected to be received within one year. Operating-lease receivables are evaluated for collectibility in accordance with ASC 842, while all other receivables are assessed for expected credit losses under ASC 326. The Company evaluates receivables individually based on historical loss experience, the aging of outstanding balances, current and expected economic conditions, and the financial condition of customers. Receivables are written off when they are deemed uncollectible. Based on the Company’s assessment, no allowance for credit losses or impairment of receivables was recognized as of December 31, 2025 or December 31, 2024.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Insurance Claims: Insurance claims represent the claimable expenses, net of deductibles, that are expected to be recovered from the Company’s insurance providers and are classified within “Other current assets” in the Consolidated Balance Sheets. Costs incurred to complete and settle insurance claims are accrued within accrued liabilities. Under certain insurance arrangements, the Company may be subject to additional call amounts. Possible additional calls are accounted for in accordance with ASC 450, and are recognized when the obligation is considered probable and estimable based on the Company’s historical experience and industry practices.

Prepaid Expenses: Prepaid expenses consist primarily of insurance costs paid in advance and are recognized as expenses over the periods to which the related benefits pertain.

Inventories: Inventories consist of bunkers, lubricants, and provisions remaining on board the vessels at each period end. Inventories are stated at the lower of cost and net realizable value, where net realizable value represents the estimated selling price in the ordinary course of business less reasonably predictable costs of disposal. Inventory costs are determined using the first-in, first-out (FIFO) method. Costs of spare parts are expensed as incurred.

Deferred Financing Costs: Fees paid to lenders, or to third parties on behalf of lenders, for obtaining new loans or senior notes, for refinancing or amending existing loans, or for securing lease financing, are presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability, similar to debt discounts. These costs are amortized using the effective interest rate method over the term of the related debt and the amortization expense is included in “Interest expense and finance costs” in the Consolidated Statements of Income. Any unamortized deferred financing costs related to debt that is repaid or refinanced in a transaction that meets the criteria for a debt extinguishment, as per ASC 470-50, are expensed in the period of the repayment or refinancing and are presented under “Loss on debt extinguishment, net” in the Consolidated Statements of Income. Costs related to refinancings that do not meet the extinguishment criteria are amortized over the term of the refinanced debt. Fees incurred for obtaining loan facilities when no borrowings have been drawn as of the balance sheet date are recorded within “Other non-current assets” or “Other current assets,” as applicable, and are reclassified as a direct deduction from the related debt once the borrowings occur.

Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. Vessel cost includes the contract purchase price and any material expenses incurred upon acquisition, such as improvements and delivery expenses. Subsequent expenditures for conversions or major improvements are capitalized when they extend the useful life of the vessel, increase its earning capacity, or improve its efficiency or safety. All other expenditures are expensed as incurred. Interest costs incurred during construction of a vessel are capitalized as part of the vessel’s cost.

Evaluation of Purchase Transactions: The Company evaluates if any vessel acquisition in the secondhand market constitutes a business or not. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The Company entered into memorandums of agreement (“MOAs”) in the secondhand market for the purchase of one, three and seven dry bulk carrier vessels during the years ended December 31, 2025, 2024 and 2023, respectively, all of which were accounted for as asset acquisitions. The following assets are considered as a single asset for the purposes of the evaluation (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset); (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets. Acquisition costs associated with asset acquisitions are capitalized.

Advances for Vessels Under Construction: Advances made to shipyards or sellers of shipbuilding contracts for vessels under construction are classified as “Advances for vessels under construction” until the date of delivery and acceptance of the vessel. At that time, these costs are reclassified to “Fixed assets, net.” Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage. Interest cost incurred during the construction period of the vessels is also capitalized and included in the vessels’ cost.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Impairment of Long-lived Assets: The accounting standard for impairment of long-lived assets requires that long-lived assets and certain identifiable intangible assets held and used or held for disposal be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. For vessels held and used, if the future undiscounted net cash flows are less than the carrying value, the Company performs step two of the impairment assessment by comparing the vessel’s fair value to its carrying value. An impairment loss is recorded equal to the difference between the vessel’s carrying value and its fair value.

As of December 31, 2025 and 2024, the Company concluded that events and circumstances indicated potential impairment of certain container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of current market conditions on future operations. Consequently, the Company performed step one of the impairment assessment for vessels with impairment indicators by comparing the undiscounted projected net operating cash flows to their carrying values.

The Company’s strategy is to charter its container vessels under multi-year, fixed-rate charters, providing contracted stable cash flows, while its drybulk vessels operate under a combination of time charter and voyage charter arrangements depending on market conditions. In projecting undiscounted net operating cash flows, the Company considered several factors and assumptions, including operating revenues, off-hire revenues, drydocking costs, operating expenses, and management fees. Revenue assumptions were based on contracted time charter rates through the end of each vessel’s current charter, as well as estimated time charter equivalent (“TCE”) rates for non-contracted revenue days for the remaining life of the vessel. The estimated daily TCE rate for non-contracted revenue days is considered a significant assumption. Recognizing the cyclical and volatile nature of the transportation industry, management believes that historical averages of the most recent 5 to 15 years of time charter rates provide a reasonable benchmark for estimating TCE rates for non-contracted revenue days, as these averages account for market volatility and the remaining economic useful life of each vessel. Additionally, the Company applied an annual operating expenses escalation factor and estimated scheduled and unscheduled off-hire days based on historical experience. All estimates and assumptions were prepared in accordance with the Company’s internal budgets and historical industry experience.

Time Charters Assumed on Acquisition of Vessels: The Company recognizes separately identifiable assets and liabilities arising from the market value of time charters assumed at the date of delivery in connection with the acquisition of secondhand vessels. When the present value of the contractual cash flows of an assumed time charter is less than its current fair value, the difference is recorded as unearned revenue. When the present value exceeds fair value, the difference is recognized as accrued charter revenue. Such liabilities or assets are amortized as an increase in revenue and reduction of revenue, respectively, over the period of each time charter assumed. Significant assumptions used in calculation of the fair value of the time charters assumed include daily time charter rate prevailing in the market for a similar size of the vessels available before the acquisition for a similar charter duration (including the estimated time charter expiry date). Other assumptions used are the discount rate based on the Company’s weighted average cost of capital close to the acquisition date and the estimated average off-hire rate.

Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over their remaining economic useful lives, after considering estimated residual value. The residual value of a vessel is calculated as its lightweight tonnage multiplied by an estimated scrap rate of $300 per light weight ton. Management has estimated the useful life of the Company’s containerships to be 30 years and drybulk vessels to be 25 years from the year built. These estimates are reviewed periodically and adjusted if circumstances indicate that changes are necessary.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Accounting for Special Survey and Drydocking Costs: The Company follows the accounting guidance for planned major maintenance activities. Drydocking and special survey costs, reported within “Deferred charges, net” on the balance sheet, include planned major maintenance and overhaul activities required for ongoing certification, such as inspection, refurbishment, and replacement of steel, engine components, electrical systems, pipes, valves, and other vessel parts. The Company applies the deferral method, under which actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking which is generally 2.5 years. This amortization period represents the estimated useful economic life of the deferred charge. If a special survey or drydocking is performed prior to the scheduled date, any remaining unamortized balance is immediately written off. Costs incurred during the drydocking period for routine repairs and maintenance are expensed as incurred. For vessels sold, the unamortized portion of special survey and drydocking costs is included in the vessel’s carrying amount when determining the gain or loss on vessel disposal.

Dividends: Dividends, if any, are recorded in the Company’s financial statements in the period in which they are declared by the Company’s board of directors.

Investments in Equity Securities: The Company measures its investments in equity securities in accordance with ASC 321. Equity securities that do not have a readily determinable fair value are initially measured at cost, less impairment, and subsequently adjusted for observable price changes in orderly transactions for the identical or a similar investment. When an equity security has a readily determinable fair value, the Company measures it at fair value at each balance sheet date, with unrealized gains and losses recognized in earnings in the period in which they arise. Realized gains and losses are recognized upon disposition of the securities, based on the difference between the net sale proceeds and the carrying amount of the investment. Realized and unrealized gains and losses are presented within “Gain/(loss) on investments” in the Consolidated Statements of Income. Dividends received on such securities are recorded as “Dividend income” and any taxes withheld on dividend income are included in “Income taxes”. As of December 31, 2025 and 2024, the Company holds equity securities consisting of common shares of Star Bulk Carriers Corp., all of which have readily determinable fair values.

Accounting for Revenue and Expenses: The Company derives its revenue from time charters and bareboat charters of its containerships, each of which contains a lease. These charters involve placing the specified vessel at charterers’ use for a specified rental period of time in return for the payment of specified daily hire rates. Most of the charters include options for the charterers to extend their terms. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Company such as commissions, vessel operating expenses: crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. Under a bareboat charter, the daily hire rate includes only lease component related to the right of use of the vessel. The revenue earned based on time charters is not negotiated in separate components. Revenue from the Company’s time charters and bareboat charters of vessels is accounted for as operating leases on a straight line basis based on the average fixed rentals over the minimum fixed rental period of the time charter and bareboat charter agreements, as service is performed. Charter hire received in advance is recorded under “Unearned revenue” in the Consolidated Balance Sheets until charter services are rendered. The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease, as the lease component is the predominant component in 2025, 2024 and 2023.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Accounting for Revenue and Expenses (Continued): The Company’s drybulk vessels generate revenue from short-term time charter agreements and voyage charter agreements. The voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel and are therefore considered service contracts that fall under the provision of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. Under voyage charter agreements, the charter party generally specifies a minimum amount of cargo and the charterer is liable for any short loading of cargo or dead-freight. Demurrage income, which represents a form of variable consideration when loading or discharging time exceeds the stipulated time in the voyage charter agreement, is included in voyage revenues and was immaterial in the years ended December 31, 2025, 2024 and 2023. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

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

Repairs and Maintenance: All repair and maintenance expenses are expensed as incurred and are included in vessel operating expenses in the Consolidated Statements of Income. These costs include routine maintenance, minor repairs, and other expenditures that do not extend the useful life or improve the efficiency, capacity, or safety of the vessels.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Going Concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

Segment Reporting:Following the acquisition of the drybulk vessels in 2023, the Company operates in two separate segments in accordance with ASC 280: (i) a container vessels segment, as a provider of worldwide marine transportation services through time charter and bareboat charter arrangements; and (ii) a drybulk vessels segment, as a provider of drybulk commodity transportation services through time charter and voyage charter arrangements. The Company’s management, including its Chief Executive Officer, who is the chief operating decision maker, evaluates performance based on overall revenue per day and fleet operating results for each segment. The accounting policies applied in measuring the operating results of each reportable segment are the same as those used in preparing the Company’s consolidated financial statements. Prior to the acquisition of the drybulk vessels in 2023, the Company operated as one reportable segment.

Derivative Instruments: From time to time, the Company enters into interest rate swap contracts to manage its exposure to variable interest rates. Derivative instruments are recorded at fair value on the Consolidated Balance Sheets. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings in the period of the change.

When derivative instruments qualify for hedge accounting under ASC 815, the Company designates them as either fair value hedges or cash flow hedges at inception. For fair value hedges, changes in the fair value of both the derivative and the hedged item attributable to the hedged risk are recognized in earnings. For cash flow hedges, the effective portion of changes in the fair value of the derivative is recorded in other comprehensive income/loss and reclassified to earnings when the hedged item affects earnings. Any ineffective portion is recognized immediately in earnings.

In the past, the Company elected to prospectively dedesignate certain fair value and cash flow interest rate swaps that had previously qualified for hedge accounting, due to the compliance burden associated with maintaining hedge documentation. As a result, all subsequent changes in the fair value of these cash flow interest rate swap agreements were recorded in the Consolidated Income Statements under “Loss on derivatives.” The Company evaluated whether the previously hedged forecasted interest payments were probable of occurring within the originally specified time period and concluded that such payments remain probable of occurring. Accordingly, the unamortized loss balance associated with the previously designated cash flow interest rate swaps remains in accumulated other comprehensive loss and is reclassified into earnings on an annual basis as the underlying hedged interest payments are recognized. If such interest payments were determined to be probable of not occurring, the related unamortized balance remaining in accumulated other comprehensive loss would be immediately reclassified to earnings.

The Company does not enter into derivative transactions for trading or speculative purposes.

Earnings Per Share: The Company presents basic and diluted earnings per share in accordance with ASC 260. Basic earnings per share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Diluted earnings per share is computed by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of potential common shares, including unvested restricted stock, calculated using the treasury stock method when applicable. The Company applies the two-class method when participating securities, such as unvested restricted stock that receive nonforfeitable dividends or dividend equivalents, are outstanding and the two-class method is more dilutive than the treasury stock method. Unvested shares of restricted stock are included in diluted earnings per share unless their effect is antidilutive.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Treasury Stock and Share Repurchases: The Company recognizes treasury stock based on the price paid to repurchase its shares, including direct costs to acquire treasury stock and records the repurchase of its common shares at cost. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury stock is recorded as a reduction from common stock at its par value and the price paid in excess of par value and direct costs, if any, as a reduction from additional paid-in capital. Treasury stock is included in authorized and issued shares but excluded from outstanding shares and are excluded from average common shares outstanding for basic and diluted earnings per share.

Income taxes: Income taxes comprise of taxes, if any, withheld on dividend income earned on the Company’s investments. We recorded income taxes of nil in each the years ended December 31, 2025, 2024 and 2023.

Equity Compensation Plan: The Company has adopted an equity compensation plan (the “2006 Equity Compensation Plan”) in 2006 (as amended on August 2, 2019), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan are accounted for in accordance with the accounting guidance for share-based compensation arrangements.

Share based compensation represents the cost of shares and share options granted to employees of Danaos Shipping Company Limited (the “Manager”), the Company’s executive officers and to directors, for their services, and is included under “General and administrative expenses” in the Consolidated Statements of Income. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized using the accelerated attribution method for share-based payment arrangements with employees, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence. The Company recognizes the cost of nonemployee awards during the nonemployee’s vesting period as services are received.

Executive Retirement Plan: The Company established a defined benefit retirement plan for its executive officers in December 2022. The actuarial determination of the projected benefit obligation was determined by calculating the present value of the projected benefit at retirement based on service completed at the valuation date, which incorporates management’s best estimate of the discount rate, salary escalation rate and retirement ages of executive officers. The discount rate used to value the defined benefit obligation is derived based on high quality income investments with duration similar to the duration of the obligation. Prior service cost arising from the retrospective recognition of past service was recognized in the other comprehensive income/loss. Prior service cost reclassification and other gains or losses (including foreign exchange gain/loss) are recognized under “Other income/(expenses), net” in the Consolidated Statements of Income. The actuarially determined expense for current service is recognized under “General and administrative expenses” in the Consolidated Statements of Income. The actuarially determined net interest costs on the defined benefit plan obligation are recognized under “Other finance expenses” in the Consolidated Statements of Income. All actuarial remeasurements arising from defined benefit plan are recognized in full in the period in which they arise in the other comprehensive income/loss.

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” that define and provide guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 13).

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Sale and Lease Back Transactions: Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Fixed assets, net” on its Consolidated Balance Sheets, while the financing liability is presented in “Long-term debt” and in “Current portion of long - term debt, net” in the Company’s Consolidated Balance Sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation and amortization” in the Consolidated Income Statements while the corresponding interest expense on the lease financing arrangement is included within “Interest expense and finance costs” in the Consolidated Income Statements. The Company’s sale and lease back financing agreement as of December 31, 2025 was of this type. Please refer to Note 10 for the description of the nature of the Company’s lease financing agreement, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

Recent Accounting Pronouncements (not yet adopted):

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

In December 2025, the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the Accounting Standards Codification (“ASC”), including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no effect on its results of operations.

3. Investments in Affiliates

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. In 2024 and 2025, the Company provided an additional funding of $2.1 million to CTTC which bears interest at a rate of SOFR plus a margin of 2.0% and had a maturity date of December 31, 2025. On October 3 2025, an amended and restated facility agreements was executed to provide additional funding to CTTC. Under the amended agreements, the Company provided CTTC with an additional funding of $0.4 million, resulting in total funding of $2.5 million in the form of a loan bearing interest at a rate of SOFR plus a margin of 2.0%, with a maturity date of December 31, 2026. For the years ended December 31, 2025, 2024 and 2023, the Company’s share of CTTC’s initial expenses amounted to $1.0 million, $1.6 million and $4.0 million, respectively, and are presented under “Loss on equity investments” in the Consolidated Statements of Income.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands of US$):

	Vessel	Accumulated	Net Book
	Costs	Depreciation	Value
As of January 1, 2023	$3,903,896	$(1,182,402)	$2,721,494
Additions	154,334	—	154,334
Depreciation	—	(129,287)	(129,287)
As of December 31, 2023	$4,058,230	$(1,311,689)	$2,746,541
Additions and transfers from vessels under construction	694,997	—	694,997
Disposals	(3,940)	1,055	(2,885)
Depreciation	—	(148,344)	(148,344)
As of December 31, 2024	$4,749,287	$(1,458,978)	$3,290,309
Additions and transfers from vessels under construction	142,760	—	142,760
Depreciation	—	(163,366)	(163,366)
As of December 31, 2025	$4,892,047	$(1,622,344)	$3,269,703

Deliveries of newbuilding container vessels & Capesize drybulk carrier vessels acquisitions:

In 2025, the Company took delivery of two 6,014 TEU newbuild container vessels, Phoebe and Greenhouse, both of which commenced long-term charters upon delivery and which were transferred from “Advances for vessels under construction” to “Fixed assets, net” at an aggregate cost of approximately $129.4 million. In addition, during 2025, the Company entered into a Memorandum of Agreement to acquire a drybulk capesize vessel for a purchase price of $25.0 million, which is expected to be delivered in the first quarter of 2026. For this acquisition, the Company deposited $3.8 million into an escrow account in 2025, which as of December 31, 2025 is recorded under “Advances for vessels under construction and vessel acquisition” (Note 5).

In 2024, the Company took delivery of four 8,010 TEU newbuild container vessels named Catherine C, Greenland, Greenville and Greenfield and two 7,165 TEU newbuild container vessels named Interasia Accelerate and Interasia Amplify, of which all six vessels commenced a long-term charter upon delivery. Additionally, following the acquisition of the seven drybulk capsize vessels in 2023, during 2024 the Company acquired the three Capesize bulk carrier vessels Danaos, Gouverneur and Valentine.

Container vessels disposal/sale:

In March 2024, the Company sold the vessel Stride for scrap. The vessel had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. The Company recognized $11.9 million of net insurance proceeds for the total loss of the vessel and recorded a gain on disposal of $8.3 million for the year ended December 31, 2024, which is separately presented under “Net gain on disposal/sale of vessels” in the Consolidated Statements of Income.

In 2022, the Company entered into an agreement to opportunistically sell the vessel Amalia C, which was classified as held for sale as of December 31, 2022. Upon delivery of the vessel to its buyer in January 2023, the Company recognized a gain of $1.6 million,which is separately presented under “Net gain on disposal/sale of vessels” in the Consolidated Statements of Income.

See Note 10 “Long-Term Debt, net” for information about the vessels, which are subject to first preferred mortgages as collateral to the Company’s credit facilities.

As of December 31, 2025 and 2024, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s container vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for the Company’s vessels with impairment indicators by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As of December 31, 2025 and 2024, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels. As of December 31, 2025 and 2024, no impairment loss was identified.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fixed Assets, net (Continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $616.3 million and $603.7 million as of December 31, 2025 and December 31, 2024, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclical nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5. Advances for Vessels under Construction and Vessel Acquisition

Advances for vessels under construction:

In 2025, the Company added one 6,014 TEU, two 7,165 TEU, two 5,300 TEU and six 1,800 TEU newbuilding containerships to its orderbook. As of December 31, 2025, the Company has a total of 25 container vessels under construction, with scheduled deliveries between 2026 and 2029, as summarized below:

●	Seven 9,200 TEU vessels, contracted between June 2024 and December 2024 of which five are expected to be delivered in 2027 and two in 2028.
●	Seven 8,258 TEU vessels, contracted between June 2023 and July 2024 of which one is expected to be delivered in the third quarter of 2026, two in the fourth quarter of 2026, and the remaining four in 2027.
●	Two 7,165 TEU vessels, contracted in September 2025 and both are expected to be delivered in the third quarter of 2027.
●	One 6,014 TEU vessel, contracted in June 2025, which is expected to be delivered in 2027.
●	Two 5,300 TEU vessels, contracted in December 2025, which are expected to be delivered in 2028.
●	Six 1,800 TEU vessels, contracted in December 2025, of which one is expected to be delivered in 2027, four in 2028 and one in 2029.

Furthermore, pursuant to the shipbuilding contracts for the six 1,800 TEU container vessels and the shipbuilding contracts for the two 5,300 TEU container vessels described above, the respective shipyard has agreed to grant the Company the option to purchase two additional 1,800 TEU and two additional 5,300 TEU newbuilding containerships (the “Option Agreements”), respectively, all of which may be exercised by the Company by March 2026. The Company had not exercised any of these purchase options as of December 31, 2025.

As of December 31, 2025, the aggregate contracted purchase price of the 25 container vessels under construction amounts to $1,940.9 million, out of which $190.0 million, $174.5 million and $28.3 million was paid in the years ended December 31, 2025, 2024 and 2023, respectively. Subsequent to December 31, 2025, the remaining contractual commitments for the 25 vessels under construction, are as follows (in thousands of US$):

Payments due by twelve month period ending:	in ‘000s of US$
December 31, 2026	$502,414
December 31, 2027	763,695
December 31, 2028	239,456
December 31, 2029	42,550
Total contractual commitments	$1,548,115

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Advances for Vessels under Construction and Vessel Acquisition (Continued)

Advances for vessels under construction (Continued):

Additionally, a supervision fee of $850 thousand per newbuilding vessel (refer to Note 11, “Related Parties Transactions”) is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $1.9 million in the year ended December 31, 2025 and $3.0 million in each of the years ended December 31, 2024 and 2023, were charged by the Manager and capitalized to the vessels under construction. Interest expense amounting to $21.6 million, $21.5 million and $17.4 million was capitalized to the vessels under construction in the years ended December 31, 2025, 2024 and 2023, respectively.

Advance for vessel acquisition:

In addition, during 2025, the Company entered into a Memorandum of Agreement to acquire a drybulk capesize vessel for a purchase price of $25.0 million and deposited $3.8 million into an escrow account in 2025, with the remaining $21.2 million payable upon delivery of the vessel, which is expected in the first quarter of 2026.

6. Deferred Charges, net

Deferred charges, net consisted of the following (in thousands of US$):

Drydocking and
Special Survey
Costs
As of January 1, 2023	$25,554
Additions	31,121
Amortization	(18,663)
As of December 31, 2023	$38,012
Additions	50,568
Write-off	(660)
Amortization	(29,161)
As of December 31, 2024	$58,759
Additions	39,671
Amortization	(44,074)
As of December 31, 2025	$54,356

In March 2024, the Company sold for scrap vessel Stride (as described to Note 4. “Fixed Assets, net”) and wrote-off $0.7 million of drydocking deferred charges. These write-offs were reflected under the “Net gain on disposal/sale of vessels” in the Consolidated Statement of Income.

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked in more than one reporting periods, the respective costs are identified and recorded in the period in which they are incurred.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands of US$):

	As of	As of
Other Current Assets	December 31, 2025	December 31, 2024
Marketable securities	$120,244	$60,850
Straight-lining of revenue	24,828	22,170
Claims receivable	9,978	14,387
Other current assets	16,087	16,243
Total other current assets	$171,137	$113,650

Straight-lining of revenue	$30,144	$47,423
Other non-current assets	12,161	10,358
Total other non-current assets	$42,305	$57,781

Marketable securities in Star Bulk Carriers Corp. (Ticker: SBLK)

In 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., an owner of bulk carriers, which was listed on the New York Stock Exchange (Ticker: EGLE). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels, and EGLE, announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned and as of December 31, 2024 the Company owned 4,070,214 shares of common stock of SBLK. During the year ended December 31, 2025, the Company purchased an additional 2,185,967 shares of common stock of “SBLK” in the open market for $29.9 million. As a result, as of December 31, 2025, the Company owned 6,256,181 shares of SBLK common stock.

As of December 31, 2025 and 2024, these marketable securities were fair valued at $120.2 million and $60.9 million, respectively. Furthermore, for the years ended December 31, 2025, 2024 and 2023, the Company recognized a $29.5 million gain, a $25.2 million loss and a $17.9 million gain, respectively, on these marketable securities, which are reflected under “Gain/(Loss) on investments” in the Consolidated Statements of Income. Additionally, the Company recognized dividend income on these securities amounting to $1.7 million, $9.3 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is reflected under “Dividend income” in the Consolidated Statements of Income.

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands of US$):

	As of	As of
	December 31, 2025	December 31, 2024
Accrued interest	$16,402	$10,599
Accrued dry-docking expenses	2,594	5,334
Accrued expenses	9,776	7,711
Total	$28,772	$23,644

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of December 31, 2025 and 2024, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Lease Arrangements

Charters-out

As of December 31, 2025, the Company generated operating revenues from its 75 container vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to 2032. Additionally, the Company contracted 5-year, 7-year and and 10 - year time charter agreements for the 21 out of 25 container vessels under construction as of December 31, 2025. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to four years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. As of December 31, 2025, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $20.3 million and $2.6 million, respectively. As of December 31, 2024, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $37.2 million and $22.9 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of December 31, 2025 (in thousands of US$):

Year ending December 31,	in ‘000s of US$
2026	$945,823
2027	900,755
2028	701,253
2029	543,790
2030	370,926
2031 and thereafter	690,938
Total future rentals	$4,153,485

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net

Long-term debt consisted of the following (in thousands of US$):

	Balance as of	Balance as of
Credit Facility	December 31, 2025	December 31, 2024
BNP Paribas/Credit Agricole $130 mil. Facility	$—	$86,200
Alpha Bank $55.25 mil. Facility	—	40,250
Syndicated $450.0 mil. Facility	335,210	355,330
Citibank $382.5 mil. Revolving Credit Facility	—	—
Syndicated $850.0 mil. Facility	—	—
JOLCO Phoebe Facility	79,806	—
JOLCO Greenhouse Facility	—	—
Senior unsecured notes	762,766	262,766
Total long-term debt	$1,177,782	$744,546
Less: Deferred finance costs (long term portion)	(17,032)	(9,763)
Less: Unamortized debt discount	(3,226)	—
Less: Current portion, gross of deferred finance costs	(285,448)	(35,220)
Total long-term debt net of current portion and long term portion of deferred finance costs	$872,076	$699,563

Secured Credit Facilities:

Syndicated $850.0 mil. Facility

In February 2025, the Company entered into a syndicated loan facility agreement for a maximum principal amount of up to $850.0 million (the “Syndicated $850.0 mil. Facility”), to finance a portion of the purchase price of 14 newbuilding container vessels. The facility is expected to be drawn upon delivery of each vessel in separate tranches. Each vessel tranche is repayable in 20 equal quarterly instalments of approximately $0.8 million per tranche followed by a final payment on the fifth anniversary of each vessel’s tranche of between $42.4 million and $46.7 million per tranche up to December 2033. The facility bears interest at SOFR plus a margin of 1.65% and commitment fee of 0.50%.

JOLCO Phoebe Facility

In October 2025, the Company entered into a Japanese Operating Lease with Call Option (“JOLCO Phoebe Facility”) structure to finance the container vessel Phoebe (previously financed and mortgaged under the Syndicated $450.0 million Facility). Although legal title to the vessel was transferred to the lessor as part of the arrangement, the transaction did not qualify as a sale under the sale-leaseback guidance in ASC 842 (which incorporates the sale criteria in ASC 606) and is therefore accounted for as a financing arrangement in accordance with ASC 470. The facility provides total funding of up to $80.0 million and has an eight-year term. The facility includes a call option that allows the Company to repurchase the vessel at specified dates during the term of the arrangement. On October 30, 2025, the Company received the full $80.0 million in proceeds, which was recognized as a financing liability. The vessel continues to be recognized under “Fixed assets, net” on the Company’s consolidated balance sheets and to be depreciated over its remaining useful life.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Secured Credit Facilities (Continued):

JOLCO Greenhouse Facility

In December 2025, the Company entered into a Japanese operating lease agreement (the “JOLCO Greenhouse Facility”) with a call option for a total facility of up to $80.0 million, with the purpose of financing the container vessel Greenhouse. Although legal title to the vessel was transferred to the lessor as part of the arrangement, the transaction did not qualify as a sale under the sale-leaseback guidance in ASC 842 (which incorporates the sale criteria in ASC 606) and is therefore accounted for as a financing arrangement in accordance with ASC 470. The facility provides total funding of up to $80.0 million and has an eight-year term. The facility includes a call option that allows the Company to repurchase the vessel at specified dates during the term of the arrangement. On January 15, 2026, the Company drew down the full amount of $80.0 million (Note 21). The vessel will continue to be recognized under “Fixed assets, net” on the Company’s consolidated balance sheets and to be depreciated over its remaining useful life.

Syndicated $450.0 mil. Facility

In March 2024, the Company entered into a syndicated secured loan facility agreement providing for a maximum principal amount of up to $450.0 million (the “Syndicated $450.0 mil. Facility”). The facility was initially secured by eight of the Company’s container vessels, including the vessel Greenhouse, which was under construction and delivered to the Company in the fourth quarter of 2025. In September 2025, the Company submitted a cancellation notice to the bank related to the undrawn $44.0 million tranche for this vessel. In connection with this cancellation, the Company recorded a loss on debt extinguishment of $1.1 million, representing the write-off of unamortized deferred financing costs and commitment fee charges associated with the undrawn portion of the facility.

The facility was structured in separate vessel tranches, each drawn upon delivery of the respective vessel. As of December 31, 2025, all seven remaining vessel tranches had been fully utilized. Each drawn vessel tranche is repayable in 20 equal quarterly instalments ranging from $0.6 million to $0.9 million per tranche, followed by a balloon payment due on the fifth anniversary of each tranche, ranging from $31.8 million to $45.5 million, with final maturities extending through September 2030. Borrowings under the facility bear interest at SOFR plus a margin of 1.85% and are subject to a commitment fee of 0.74% on undrawn amounts. On October 1, 2025, the Company prepaid the outstanding principal amount of $42.78 million related to the newbuilding vessel Phoebe, which had been drawn in January 2025. In connection with this prepayment, unamortized deferred financing costs of $0.7 million were written off and recognized as “Loss on debt extinguishment, net” in the Consolidated Statements of Income. In February 2026, the Company notified the bank that, on March 2, 2026, together with the quarterly installments for the tranches relating to the vessels Catherine C. Greenland, Interasia Accelerate, and Interasia Amplify, it would also prepay in full the outstanding principal amounts of these tranches (Note 21).

BNP Paribas/Credit Agricole $130 mil. Facility

In June 2022, the Company put in place a $130.0 million senior secured term loan facility with BNP Paribas and Credit Agricole (the “BNP Paribas/Credit Agricole $130 mil. Facility”), which is secured by six 5,466 TEU sister vessels acquired in 2021. The facility is repayable in eight quarterly instalments of $5.0 million followed by twelve quarterly instalments of $1.9 million, together with a balloon payment of $67.2 million payable at maturity of the facility’s five year term in June 2027. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment. On December 1, 2025, the Company early prepaid the outstanding principal amount of $78.6 million under the BNP Paribas/Credit Agricole $130.0 million Facility. In connection with this prepayment, unamortized deferred financing costs of $0.6 million were written off and recognized as “Loss on debt extinguishment, net” in the Consolidated Statements of Income.

Citibank $382.5 mil. Revolving Credit Facility

In December 2022, the Company early extinguished the remaining $437.75 million outstanding under the Citibank/NatWest $815.0 million facility and replaced it with a $382.5 mil. Revolving Credit Facility with Citibank (the “Citibank $382.5 mil. Revolving Credit Facility”) and with Alpha Bank $55.25 mil. Facility (as defined below). As of December 31, 2025, no amounts were drawn down under Citibank $382.5 mil. Revolving Credit Facility. The Citibank $382.5 million Revolving Credit Facility is a reducing facility and is repayable over five years through 20 quarterly commitment reductions of $11.25 million each, followed by a final reduction of $157.5 million at maturity in December 2027. Borrowings under this facility bear interest at SOFR plus a margin of 2.0%, and a commitment fee of 0.8% is payable on the undrawn portion. The facility is secured by sixteen of the Company’s vessels.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Secured Credit Facilities (Continued):

Alpha Bank $55.25 mil. Facility

In December 2022, the Company entered into a $55.25 million secured credit facility with Alpha Bank, which was fully utilized (the “Alpha Bank $55.25 mil. Facility”). The Alpha Bank $55.25 mil. Facility was repayable over five years in 20 consecutive quarterly installments of $1.875 million each, with a balloon payment of $17.75 million due at maturity in December 2027. This facility bore interest at SOFR plus a margin of 2.3% and was secured by two of the Company’s vessels. On December 1, 2025, the Company early prepaid the outstanding principal amount of $32.8 million under the Alpha Bank $55.25 mil. Facility. In connection with this prepayment, unamortized deferred financing costs of $0.1 million were written off and recognized as “Loss on debt extinguishment, net” in the Consolidated Statements of Income.

The Citibank $382.5 mil. Revolving Credit Facility and Syndicated $450.0 million Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120%. Additionally, the Citibank $382.5 mil. Revolving Credit Facility, Syndicated $450.0 million Facility and JOLCO facilities require the Company to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the secured credit facilities are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees (as noted below, the Company’s senior unsecured notes are not collateralized). The Company was in compliance with the financial covenants contained in the credit facilities agreements as of December 31, 2025 and 2024, respectively. Twenty - four of the Company’s vessels having a net carrying value of $1,736.3 million as of December 31, 2025, were subject to first preferred mortgages as collateral to the Company’s credit facilities.

As of December 31, 2025, there was a $247.5 million remaining borrowing availability under the Company’s Citibank $382.5 million Revolving Credit Facility, $850.0 million under the Syndicated $850.0 mil. Facility and $80.0 million under the JOLCO Greenhouse Facility.

Unsecured Credit Facilities:

6.875% Senior Unsecured Notes Due 2032

On October 16, 2025, the Company issued in a private placement, $500.0 million aggregate principal amount of 6.875% senior unsecured notes due 2032 (the “6.875% Senior Notes”). The 6.875% Senior Notes were issued at a price of 99.335% of par, resulting in gross proceeds of $496.7 million. The 6.875% Senior Notes mature on October 15, 2032 and bear interest at a rate of 6.875% per annum, payable semiannually in arrears March 1 and September 1, beginning March 1, 2026. The Notes were recorded at their initial carrying amount, which consisted of the cash proceeds received, net of the original issue discount. The Company is amortizing the original issue discount over the term of the 6.875% Senior Notes using the effective interest method. The amount of $12.8 million of bond issuance costs were deferred over the life of the bond and recognized through the effective interest method. Interest expense related to the 6.875% Senior Notes for the year ended December 31, 2025 was approximately $7.1 million, which includes amortization of the original issue discount and amortization of debt issuance costs.

The Company may redeem some or all of the 6.875% Senior Notes at any time or from time to time for cash: (i) prior to October 15, 2028, at 100.000% of the principal amount of such notes, plus an applicable make-whole premium and accrued and unpaid interest; (ii) on or after October 15, 2028 and prior to October 15, 2029, at 103.438% of the principal amount, plus accrued and unpaid interest; (iii) on or after October 15, 2029 and prior to October 15, 2030, at 101.719% of the principal amount, plus accrued and unpaid interest; and (iv) on or after October 15, 2030 and prior to maturity, at 100.000% of the principal amount, in each case plus accrued and unpaid interest to, but not including, the redemption date.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Unsecured Credit Facilities (Continued):

6.875% Senior Unsecured Notes Due 2032 (Continued)

Subject to certain conditions, at any time and from time to time prior to October 15, 2028, the Company may redeem up to 40% of the original aggregate principal amount of the 6.875% Senior Notes with the net cash proceeds of public equity offerings of the Company and certain equity contributions at a redemption price of 106.875% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; provided that at least 60% of the original aggregate principal amount of the 6.875% Senior Notes remains outstanding.

8.500% Senior Unsecured Notes Due 2028

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.500% per annum and mature on March 1, 2028 (the “8.500% Senior Notes”). At any time on or after March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 100%, of the principal amount being redeemed. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. In addition, $9.0 million of bond issuance costs were deferred and are recognized over the life of the bond through the effective interest method. Interest expense related to the 8.500% Senior Notes for the year ended December 31, 2025 was approximately $22.3 million, which includes amortization of debt issuance costs. The Company will redeem the 8.500% Senior Notes on March 2, 2026 (Note 21) and the remaining outstanding principal balance of $262.8 million and the unamortized deferred issuance costs of $2.4 million, were classified as “Current portion of long - term debt, net” in the Consolidated Balance Sheet as of December 31, 2025.

Principal Payments of Secured and Unsecured Credit Facilities:

The scheduled debt maturities of long-term debt subsequent to December 31, 2025, are as follows (in thousands of US$):

Principal
Payments due by year ending:	repayments
December 31, 2026	$285,448
December 31, 2027	23,362
December 31, 2028	23,535
December 31, 2029	278,467
December 31, 2030	3,821
December 31, 2031 and thereafter	563,149
Total long-term debt	$1,177,782

Interest and finance costs:

The amounts of “Interest and finance costs” included in the Consolidated Income Statements are analyzed as follows in thousands of US$):

	Years ended December 31,
	2025	2024	2023
Interest on secured and unsecured credit facilities	$60,919	$45,350	$35,664
Less: Interest capitalized	(21,564)	(21,491)	(17,402)
Amortization of debt issuance costs & debt discount	3,487	2,326	2,201
Interest and finance costs	$42,842	$26,185	$20,463

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt, net (Continued)

Interest and finance costs (Continued):

In May 2023, the Company early repaid in full the outstanding leaseback obligation to Oriental Fleet related to the vessels Hyundai Honour and Hyundai Respect. In connection with the described prepayments and the refinancing of certain credit facilities, the Company recognized $2.5 million, nil, and $2.3 million under “Loss on debt extinguishment, net” in the Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023, respectively. These amounts relate to the write-off of unamortized debt issuance costs, commitment fees and other expenses incurred in connection with the aforementioned prepayments.

The weighted-average interest rate on long-term borrowings was 6.9%, 7.7% and 7.8% for the years ended December 31, 2025, 2024, and 2023, respectively.

11. Related Party Transactions

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

Prior to 2024, the Company operated under a management agreement amended on August 10, 2018 and further amended on November 10, 2023, which extended the term through December 31, 2025 and which commenced in 2024, an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock payable annually, together with daily vessel management fees of $475 for vessels on bareboat charter and $950 for vessels on time or voyage charter, a 1.25% commission on gross freight, charter hire, ballast bonus and demurrage, a 1.0% commission on vessel acquisitions and disposals, and a flat supervision fee of $850 thousand per newbuilding vessel.

On February 3, 2025, the Company entered into an amended and restated management agreement with the Manager, effective as of January 1, 2025 until December 31, 2025, removing the provision of certain commercial services to the Company by Danaos Shipping and the related fees payable by the Company. Under this agreement the Company pays to the Manager the following fees:

(i)	an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually,
(ii)	a daily vessel management fee of $475 for vessels on bareboat charter, pro - rated for the number of calendar days the Company owns each vessel,
(iii)	a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro - rated for the number of calendar days the Company owns each vessel,
(iv)	a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff, and
(v)	a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

On August 1, 2025, the Company further amended the management agreement with the Manager to extend the termination date to December 31, 2026, and under which the Company will pay the following fees:

(i)	an annual management fee of (a) $2.0 million for the remainder of 2025 and (b) $2.5 million effective as of January 1, 2026,
(ii)	100,000 shares of the Company’s common stock, payable annually in the fourth quarter of each year,
(iii)	a daily vessel management fee of (a) $475 for vessels on bareboat charter for the remainder of 2025 and (b) $550 for vessels on bareboat charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days the Company owns each vessel,

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

(iv)	a daily vessel management fee (a) of $950 for vessels on time charter or voyage charter for the remainder of 2025 and (b) of $1,100 for vessels on time charter or voyage charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days the Company owns each vessel,
(v)	a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff, and
(vi)	a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

On February 3, 2025, the Company entered into a brokerage services agreement with Danaos Chartering Services Inc. (“Danaos Chartering”), effective as of January 1, 2025 until December 31, 2025, for the provision of commercial services at the same fees previously payable to Danaos Shipping Company Limited. Danaos Chartering, a newly-formed affiliate of Danaos Shipping, is ultimately owned by Danaos Investment Limited (“DIL”), the Company’s largest stockholder. On August 1, 2025, the Company amended the brokerage services agreement with Danaos Chartering to extend the termination date to December 31, 2026. Except for this change in the termination time, all other terms and fee structures of the agreement remain unchanged, under which the Company will pay:

(i)	a management fee of 1.25%
(ii)	on all freight, charter hire, ballast bonus and demurrage for each vessel, and
(iii)	a fee of 1.0% based on the contract price of any vessel bought or sold by it on the Company’s behalf, including newbuilding contracts.

For the years ended December 31, 2025, 2024 and 2023, management fees to Danaos Shipping amounted to $31.1 million, $29.1 million and $21.5 million, respectively, and are presented under “General and administrative expenses” in the Consolidated Statements of Income. For the years ended December 31, 2025, 2024 and 2023, commissions for commercial services to Danaos Chartering and Danaos Shipping amounted to $13.1 million, $12.4 million and $11.7 million, respectively, and are presented under “Voyage expenses” in the Consolidated Statements of Income. Commissions on the contract price of vessels sold in the years ended December 31, 2025, 2024 and 2023 amounted to nil, nil and $25.6 thousand, respectively, and are presented under “Net gain on disposal/sale of vessels.” Commissions on the contract price of newly acquired vessels charged by Danaos Chartering and Danaos Shipping totaled $1.2 million, $6.0 million and $0.7 million in 2025, 2024 and 2023, respectively, and were capitalized to the cost of the newly acquired vessels. Additionally, supervision fees for vessels under construction charged by Danaos Shipping and capitalized to vessels under construction totaled $1.9 million, $3.0 million and $3.0 million in 2025, 2024 and 2023, respectively.

The Company pays advances on account of the vessels’ operating expenses. These prepaid amounts are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $46.8 million and $52.6 million as of December 31, 2025 and 2024, respectively.

The Company employs its executive officers. The executive officers received aggregate cash salaries of $2.6 million (€2.3 million), $2.5 million (€2.3 million) and $2.2 million (€2.0 million) for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, for the year ended December 31, 2025, the Company distributed an additional $4.8 million as a one - off discretionary cash bonus to executive officers.

The Company established defined benefit retirement plan for its executive officers in December 2022 and prior service costs related to the defined benefit plan of $14.2 million were recognized in the other comprehensive loss in the year ended December 31, 2022. Advances related to this plan amounting to $7.8 million were exercised in the period ended December 31, 2022 (refer to Note 19 “Executive Retirement Plan”), out of which $6.8 million remained unpaid and were presented under “Other current liabilities” as of December 31, 2022. These advances were paid in 2023 and nil is outstanding as of December 31, 2025 and 2024, respectively. The Company recognized non-cash share-based compensation expense in respect of awards to executive officers of $9.8 million, $8.2 million, and $6.3 million in the years ended December 31, 2025, 2024, and 2023, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Related Party Transactions (Continued)

Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company, including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2025, 2024 and 2023 the Company paid premiums to The Swedish Club of $12.1 million, $9.3 million and $8.7 million, respectively, which are presented under “Vessel operating expenses” in the Consolidated Statements of Income. As of December 31, 2025 and 2024, the Company had payable balance to The Swedish Club amounting to $0.3 million and $0.4 million, respectively.

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

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies satisfied the more than 50% beneficial ownership requirement for 2025. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume, the Company’s shareholder composition and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will be the case or remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control. Income taxes were nil in each of the years ended December 31, 2025, 2024 and 2023.

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

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

Fair Value: The carrying amounts reflected in the Consolidated Balance Sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on a stock exchange.

Interest Rate Swaps: The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.6 million was reclassified into earnings for each of the years ended December 31, 2025, 2024 and 2023, respectively, representing amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three - level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2025 and 2024.

The estimated fair values of the Company’s financial instruments are as follows (in thousands of US$):

		As of December 31, 2025		As of December 31, 2024
	Balance Sheet Location	Book Value	Fair Value	Book Value	Fair Value

		(in ‘000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$1,037,292	$1,037,292	$453,384	$453,384
Marketable securities	Other current assets	$120,244	$120,244	$60,850	$60,850
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$415,016	$415,016	$481,780	$481,780
Unsecured long-term debt (1)	Current portion of long-term debt, net & Long-term debt, net	$762,766	$782,269	$262,766	$259,834

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2025 (in thousands of US$):

		Fair Value Measurements
		as of December 31, 2025
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in ‘000s of US$)
ASSETS
Marketable securities	Other current assets	$120,244	$120,244	$—	$—

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

Fair Value of Financial Instruments (Continued)

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2025 (in thousands of US$):

		Fair Value Measurements
		as of December 31, 2025
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in ‘000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$1,037,292	$1,037,292	$—	$—
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$415,016	$—	$415,016	$—
Unsecured long-term debt (1)	Current portion of long-term debt, net & Long-term debt, net	$782,269	$782,269	$—	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2024 (in thousands of US$):

		Fair Value Measurements
		as of December 31, 2024
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in ‘000s of US$)
ASSETS
Marketable securities	Other current assets	$60,850	$60,850	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2024 (in thousands of US$):

		Fair Value Measurements
		as of December 31, 2024
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in ‘000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$453,384	$453,384	$—	$—
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$481,780	$—	$481,780	$—
Unsecured long-term debt (1)	Long-term debt, net	$259,834	$259,834	$—	$—
(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $22.7 million (current and non current portions) and $9.8 million as of December 31, 2025 and 2024, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the years ended December 31, 2025, 2024 and 2023, were as follows (in thousands of US$):

	Years ended December 31,
	2025	2024	2023
Time charters and bareboat charters	$995,852	$967,095	$963,192
Voyage charters	46,604	47,015	10,391
Total Operating Revenue	$1,042,456	$1,014,110	$973,583

As of December 31, 2025 and 2024, the Company had accounts receivable from voyage charter agreements amounting to $3.1 million and $0.4 million, respectively, and are presented under “Accounts receivable, net” in the Consolidated Balance Sheets.

The operating revenues received in advance from voyage charter agreements amounting to nil and $1.7 million is presented under current “Unearned revenue” in the Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively. Unearned revenue as of December 31, 2024 was recognized in earnings in the year ended December 31, 2025 as the performance obligations were satisfied in that period. Unearned revenue related to voyage charter agreements in progress as of December 31, 2025 will be recognized in earnings as performance obligations will be satisfied in the year ending December 31, 2026. The Company assumed time charter liabilities in connection with its acquisition of certain vessels in 2021. Amortization of the assumed time charters amounted to nil, $4.5 million and $21.2 million for the years ended December 31, 2025, 2024, and 2023, respectively, and is presented within “Operating revenues” in the Consolidated Statements of Income. The remaining unamortized balance was nil as of December 31, 2025 and 2024.

Further, as of December 31, 2025, capitalized contract fulfilment costs, which are recorded under “Other current assets” in the Consolidated Balance Sheets, increased by $1.1 million compared to December 31, 2024, to $1.5 million from $0.4 million. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

In July 2016, the Company recognized unearned revenue of $75.6 million representing compensation to the Company for the future reductions in the daily charter rates payable by the charterer HMM under the time charter agreements. The amortization of unearned revenue was recognized in the Consolidated Statement of Income under “Operating revenues” over the remaining life of the respective charters. In each of the years ended December 31, 2025, 2024 and 2023, the Company recognized nil, $2.6 million and $8.2 million of unearned revenue amortization. As of December 31, 2025 and 2024, the outstanding current portion of unearned revenue in relation to HMM amounted to nil.

Operating revenue from significant container vessels customers (constituting more than 10% of total revenue) for the years ended December 31, 2025, 2024 and 2023, were as follows:

	Years ended December 31,
Charterer	2025	2024	2023
CMA CGM	21%	20%	23%
MSC	16%	13%	11%
HMM Korea	—%	—%	12%

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Operating Revenue (Continued)

Operating revenue by geographic location of the customers for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands of US$):

	Years ended December 31,
Continent	2025	2024	2023
Australia—Asia	$503,628	$532,800	$519,759
Europe	537,969	481,310	453,824
America	859	—	—
Total Operating Revenue	$1,042,456	$1,014,110	$973,583

Operating revenue by geographic location of the container vessels customers for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands of US$):

	Years ended December 31,
Continent	2025	2024	2023
Australia—Asia	$430,689	$465,176	$511,021
Europe	524,744	471,901	452,171
Total Operating Revenue	$955,433	$937,077	$963,192

Operating revenue by geographic location of the drubulk vessels customers for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands of US$):

	Years ended December 31,
Continent	2025	2024	2023
Australia—Asia	$72,939	$67,624	$8,738
Europe	13,225	9,409	1,653
America	859	—	—
Total Operating Revenue	$87,023	$77,033	$10,391

15. Segments

Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. Since 2023, for management purposes, the Company has been organized based on operating revenues generated from container and drybulk vessels and has two reporting segments: (1) the container vessels segment and (2) the drybulk vessels segment. The container vessels segment owns and operates container vessels, which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide transportation services for drybulk commodities.

The Company’s Chief Operating Decision Maker, the Chief Executive Officer, monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in each segment’s net income are allocated directly to the extent they are directly or indirectly attributable to that segment. For items allocated through indirect calculations, the allocation is based on the utilization of key resources. Investments in marketable securities and investments in affiliates accounted for using the equity method are not allocated to any of the Company’s reportable segments.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Segments (Continued)

The following table summarizes our selected financial information for the year ended December 31, 2025, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Income Statement Metrics for the year ended December 31, 2025	segment	segment	Total

	(in ‘000s of US$)
Operating revenues	$955,433	$87,023	$1,042,456
Voyage expenses	(35,741)	(27,320)	(63,061)
Vessel operating expenses	(180,847)	(27,932)	(208,779)
Depreciation	(150,075)	(13,291)	(163,366)
Amortization of deferred drydocking and special survey costs	(35,114)	(8,960)	(44,074)
Interest income (excluding interest income from investments in affiliates)	19,413	2	19,415
Interest expense	(42,842)	—	(42,842)
Other segment items (1)	(69,281)	(6,169)	(75,450)
Net Income per segment	$460,946	$3,353	$464,299
Gain on investments, dividend income, interest income from investments in affiliates and loss on equity investments			30,315
Net Income			$494,614
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other (expenses)/income, net, and loss on derivatives.

	Container	Dry bulk
	vessels	vessels
Balance Sheet Metrics as of December 31, 2025	segment	segment	Total

	(in ‘000s of US$)
Total Assets per segment	$4,717,465	$275,965	$4,993,430
Marketable Securities (1)	—	—	120,244
Receivable from affiliates (1)	—	—	256
Total Assets	—	—	$5,113,930
(1)	Reflected under “Other current assets” in the Consolidated Balance Sheet.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Segments (Continued)

The following table summarizes our selected financial information for the year ended December 31, 2024, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Income Statement Metrics for the year ended December 31, 2024	segment	segment	Total

	(in ‘000s of US$)
Operating revenues	$937,077	$77,033	$1,014,110
Voyage expenses	(32,481)	(31,620)	(64,101)
Vessel operating expenses	(162,192)	(23,532)	(185,724)
Depreciation	(137,823)	(10,521)	(148,344)
Amortization of deferred drydocking and special survey costs	(27,167)	(1,994)	(29,161)
Net gain on disposal/sale of vessels	8,332	—	8,332
Interest income (excluding interest income from investments in affiliates)	12,843	—	12,843
Interest expense	(26,185)	—	(26,185)
Other segment items (1)	(54,275)	(4,937)	(59,212)
Net Income per segment	$518,129	$4,429	$522,558
Loss on investments, dividend income, interest income from investments in affiliates and loss on equity investments			(17,485)
Net Income			$505,073
(1)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other (expenses)/income, net, and loss on derivatives.

	Container	Dry bulk
	vessels	vessels
Balance Sheet Metrics as of December 31, 2024	segment	segment	Total

	(in ‘000s of US$)
Total Assets per segment	$4,006,268	$276,207	$4,282,475
Marketable Securities (1)	—	—	60,850
Receivable from affiliates (1)	—	—	329
Total Assets	—	—	$4,343,654
(1)	Reflected under “Other current assets” in the Consolidated Balance Sheet.

16. Commitments and Contingencies

On September 1, 2016, Hanjin Shipping, a charterer of eight of the Company’s vessels, referred to the Seoul Central District Court, which issued an order to commence the rehabilitation proceedings of Hanjin Shipping. Hanjin Shipping has cancelled all eight charter party agreements with the Company. On February 17, 2017, the Seoul Central District Court (Bankruptcy Division), declared the bankruptcy of Hanjin Shipping, converting the rehabilitation proceeding to a bankruptcy proceeding. The Seoul Central District Court (Bankruptcy Division) appointed a bankruptcy trustee to dispose of Hanjin Shipping’s remaining assets and distribute the proceeds from the sale of such assets to Hanjin Shipping’s creditors according to their priorities. The Company ceased recognizing revenue from Hanjin Shipping effective from July 1, 2016 onwards. The Company has a total unsecured claim submitted to the Seoul Central District Court for unpaid charter hire, charges, expenses and loss of profit against Hanjin Shipping totaling $597.9 million, which was not recognized in the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024. In December 2024 and January 2021 the Company received $2.1 million and $3.9 million from the bankruptcy trustee of Hanjin Shipping as a partial payment of a common benefit claim plus interest, respectively, which were presented under “Other (expenses)/income, net” in the Company’s Consolidated Statements of Income. In January 2025, the bankruptcy proceedings related to Hanjin Shipping were closed and no other amounts are expected to be recovered.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies (Continued)

There are no other material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

As of December 31, 2025, the Company has outstanding commitments under vessel construction contracts and a vessel acquisition agreement, see Note 5 “Advances for Vessels under Construction and Vessel Acquisition”.

17. Stock Based Compensation

On April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with the Company’s shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. In August 2025, the Company granted 100,000 shares to the Manager for the year ending December 31, 2026 under the amended and restated management agreement with the Manager as described in Note 11 “Related Party Transactions”. In November 2023, the Company granted 100,000 shares to the Manager for each of the years ended December 31, 2025, 2024 and 2023 under the then existing management agreement with the Manager (Note 11 “Related Party Transactions”). The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date.

In December 2024, the Company granted 30,000 shares of restricted stock to certain employees of the Manager, out of which 2,000 shares vested in December 2025 and 4,000 shares, 8,000 shares and 16,000 shares will be vested in December 2026, December 2027 and December 2028, respectively. As of December 31, 2025, 28,000 shares remained unvested and will remain restricted until they vest. The vesting of these shares is subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. The 30,000 restricted shares were issued and outstanding as of December 31, 2024, with aggregate compensation expense of $2.3 million related thereto expected to be recognized as the shares vest over a four-year period. In relation to the vesting of these restricted shares to certain employees of the Manager and the 100,000 shares vested to the Manager in 2025, an amount of $6.9 million was expensed in the year ended December 31, 2025. As of December 31, 2025, the weighted-average remaining term of the Manager’s compensation stock relating to non-vested restricted shares not yet recognized was $10.8 million, and is expected to be recognized over the weighted average period of 1.3 years.

In addition, in the fourth quarter of each of the years ended December 31, 2025, 2024 and 2023, the Company granted 104,000, 100,000 and 100,000, respectively of fully vested shares to executive officers.

In the years ended December 31, 2025, 2024 and 2023, stock based compensation expenses of $16.8 million, $14.6 million and $12.7 million, respectively, were recorded under “General and administrative expenses” in the Consolidated Income Statements. The average price of issued shares was $94.61 per share, $80.80 per share and $63.40 per share in the years ended December 31, 2025, 2024 and 2023, respectively.

The aggregate number of shares of common stock for which awards may be granted under the 2006 Equity Compensation Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 Equity Compensation Plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

The Company has also established the Directors Share Payment Plan under its 2006 Equity Compensation Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008, and amended effective August 26, 2025. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following the last of each calendar quarter, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar quarter. During the years ended December 31, 2025, 2024 and 2023, none of the directors elected to receive shares as compensation.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Stockholders’ Equity

In the year ended December 31, 2025, the Company declared and paid a dividend of $0.85 per share of common stock in each of March, June, August and $0.90 per share in December amounting to $63.6 million.

In the year ended December 31, 2024, the Company declared and paid a dividend of $0.80 per share of common stock in each of March, June, August and $0.85 per share in November amounting to $62.8 million. In the year ended December 31, 2023, the Company declared and paid a dividend of $0.75 per share of common stock in each of February, May and August and $0.80 per share of common stock in November amounting to $60.7 million. The Company issued 205, 23 and 34 shares of common stock at par value of $0.01 pursuant to its dividends reinvestment plan in the years ended December 31, 2025 and 2024, 2023, respectively, at an average price of $87.83, $80.62 and $60.63 per share, respectively.

In June 2022, the Company announced a share repurchase program of up to $100.0 million of its common stock. A $100.0 million increase to the existing share repurchase program, for a total aggregate amount of $200.0 million, was approved by the Company’s Board of Directors on November 10, 2023 and on April 14, 2025, following Board approval, the Company announced the upsizing of its common stock repurchase program by an additional $100.0 million to a total of $300.0 million. The Company repurchased 927,527 shares of its common stock in the open market for $76.1 million in the year ended December 31, 2025; 661,103 shares for $53.9 million in the year ended December 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the year ended December 31, 2022.

Refer to Note 17 “Stock Based Compensation” for information on the Company’s compensation plans.

As of December 31, 2025, 25,790,190 shares were issued and 18,264,294 shares were outstanding; and 25,585,985 shares were issued and 18,987,616 shares were outstanding as of December 31, 2024. As of December 31, 2025 and December 31, 2024, 7,525,896 and 6,598,369 shares were held as Treasury shares, respectively. Under the Articles of Incorporation as amended on September 18, 2009, the Company’s authorized capital stock consists of 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

19. Executive Retirement Plan

Effective December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. The actuarial determination of the projected benefit obligation was made by calculating the present value of the projected benefit at retirement based on service completed as of the valuation date. This calculation incorporates management’s best estimates of the discount rate of 3.3% (2024: 3.0%), salary escalation of up to 5.0% per annum (2024: 4.5%), and assumed retirement ages for the executive officers ranging from 65 to 74 years old.

The projected benefit obligation was as $21.5 million, $12.9 million, $13.3 million and $6.5 million as of December 31, 2025, 2024, 2023 and as of December 1, 2023, respectively.

Projected periodic benefit cost amounting to $0.8 million, $0.7 million and $0.6 million was recognized in “General and administrative expenses” for the years ended December 31, 2025, 2024 and 2023, respectively, and $1.1 million is expected to be recognized in the year ending December 31, 2026. Interest cost of $0.4 million, $0.4 million and $0.2 million was recognized in “Other finance expenses” for the years ended December 31, 2025, 2024 and 2023, respectively. A net curtailment gain of nil, nil and $0.2 million was recognized under “Other (expense)/income, net” for the years ended December 31, 2025, 2024 and 2023, respectively. Foreign exchange loss/gain of a $1.7 million loss, a $0.7 million gain and a $0.2 million loss was recognized under “Other (expense)/income, net” for the years ended December 31, 2025, 2024 and 2023, respectively.

Actuarial loss from changes in assumptions amounted to $0.4 million loss in 2025, nil in 2024 and $1.1 million loss in 2023. Actuarial loss/gain from experience adjustments amounted to $5.4 million loss in 2025, $0.9 million gain in 2024. Prior service cost arising from the retrospective recognition of past service and experience adjustments amounting to $5.2 million was recognized in 2023.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Executive Retirement Plan (Continued)

The defined benefit obligation of $21.5 million, $12.9 million is presented under “Other long-term liabilities” as of December 31, 2025 and 2024, respectively. The accumulated benefit obligation as of December 31, 2025, 2024, and 2023 was $14.6 million, $8.1 million, and $7.7 million respectively.

Prior service cost arising from the retrospective recognition of past service, amounting to $14.2 million as of December 14, 2022, was recognized in other comprehensive loss, of which advances totaling $7.8 million were exercised during the period ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another was appointed to a new position, and as of December 31, 2023, balance of other comprehensive loss was $11.2 million. As of December 31, 2025 and 2024 other comprehensive loss balance, related to prior service cost, amounted to $14.5 million and $9.9 million, respectively.

An actuarial loss due to changes in assumptions and experience adjustments amounting to $5.8 million and was recognized in other comprehensive loss in 2025. An actuarial gain due to experience amounting to $0.9 million was recognized in other comprehensive loss in 2024. An actuarial loss due to changes in assumptions and experience adjustments amounting to $6.3 million, were recognized in other comprehensive loss in 2023.

Prior service cost related to this defined benefit obligation amounting to $1.2 million, $1.1 million and $0.7 million, was reclassified from the other comprehensive loss to “Other (expense)/income, net” for the years ended December 31, 2025, 2024, and 2023, respectively. In addition, $2.2 million of amortization of prior service cost and net loss is expected to be reclassified in the year ending December 31, 2026.

The assumptions used represent management’s best estimates selected from a range of possible actuarial assumptions, which may not necessarily occur in practice. The average remaining working lifetime of the active participants in the defined benefit obligation is 7.8 years as of December 31, 2025. Benefits of $12.7 million are expected to be paid by 2030, based on the assumptions used by the actuaries in measuring the benefit obligations as of December 31, 2025.

20. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2024	2023
Numerator:
Net income (in thousands of US$)	$494,614	$505,073	$576,299

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	18,432	19,316	19,879
Effect of dilutive securities:
Dilutive effect of non-vested shares	48	69	25
Diluted weighted average common shares outstanding	18,480	19,385	19,904

Basic earnings per share (in US$ per share)	$26.83	$26.15	$28.99
Diluted earnings per share (in US$ per share)	$26.76	$26.05	$28.95

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Subsequent Events

On January 15, 2026, the Company drew down the full amount of the $80.0 million JOLCO Greenhouse Facility (as described in Note 10).

On January 20, 2026, the Company delivered a notice of redemption to the holders of its 8.500% Senior Notes, pursuant to the terms of the indenture governing the notes. The Company elected to redeem all of the outstanding 8.500% Senior Notes on March 2, 2026 (the “Redemption Date”). The record date for determining holders entitled to receive the redemption payment is February 27, 2026. The Notes will be redeemed at a price equal to 100.00% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest from (and including) September 1, 2025 to (but not including) the Redemption Date, and any Additional Amounts, if applicable. The aggregate redemption price is expected to be approximately $273.9 million, consisting of $262.8 million of outstanding principal and approximately $11.2 million of accrued but unpaid interest, assuming a Redemption Date of March 2, 2026.

On January 20, 2026, the Company announced a strategic partnership with an unrelated third party, Glenfarne Group LLC, to advance the Alaska LNG project. In connection with this partnership, the Company committed to a $50.0 million equity investment in the project and was designated as a preferred provider for at least six liquefied natural gas (“LNG”) carriers.

In January and February 2026, the Company reached agreements with chinese shipyards for the construction of four Newcastlemax drybulk carriers of approximately 211,000 DWT each, with an aggregate purchase price of $297.3 million and expected delivery dates in 2028.

On February 9, 2026, the Company declared a dividend of $0.90 per share of common stock payable on March 4, 2026, to holders of record on February 23, 2026.

In February 2026, the Company exercised its option to enter into shipbuilding contracts for the construction of two additional 5,300 TEU newbuilding containerships (see Note 4) at an aggregate purchase price of $126.0 million, with expected delivery dates in 2029.

In February 2026, the Company notified the bank that on March 2, 2026 together with the quarterly instalments under the Syndicated $450.0 million Facility for the tranches relating to the vessels Catherine C, Greenland, Interasia Accelerate, and Interasia Amplify, amounting to $3.3 million, the Company would also prepay in full the outstanding principal amount of $213.8 million, resulting in a total cash outflow of $217.1 million.

Pursuant to the $300.0 million authorized share repurchase program, as described in Note 18, subsequently to December 31, 2025, the Company repurchased 60,819 shares in open market transactions. As of the date of this report, under the $300.0 million authorized share repurchase program, the Company has repurchased a total of 3,247,444 shares of its common stock in the open market for $235.1 million.